Form 20-F
period 2008-12-31
TEEKAY TANKERS LTD.
filed 2009-06-05
CIK 1419945

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number 1-33867
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
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
12,500,000 shares of Class A common stock, par value of $0.01 per share.
12,500,000 shares of Class B common stock, par value of $0.01 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-Accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

TEEKAY TANKERS LTD.
INDEX TO REPORT ON FORM 20-F

PART I
This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.
Unless otherwise indicated, references in this Annual Report to “Teekay Tankers Ltd.,” “we,” “us” and “our” and similar terms refer to Teekay Tankers Ltd. and/or one or more of its subsidiaries, except that those terms, when used in this Annual Report in connection with the common stock described herein, shall mean specifically Teekay Tankers Ltd. References in this Annual Report to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.
In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:
•	our ability to pay dividends on our common stock;

•	our future financial condition or results of operations and our future revenues and expenses;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	future oil prices, production and refinery capacity;

•	expansion of our business and additions to our fleet;

•	planned capital expenditures and the ability to fund capital expenditures;

•	the need to establish reserves that would reduce dividends on our common stock;

•
the recent economic downturn and crisis in the global financial markets, including disruptions in the global credit and stock markets and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	future supply of, and demand for, oil;

•	the ability to leverage Teekay Corporation’s relationships and reputation in the shipping industry;

•	the expected benefits of participation in vessel pooling arrangements;

•	the ability to maximize the use of vessels, including the redeployment or disposition of vessels no longer under time charters;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self regulatory organization standards applicable to our business;

•	the anticipated impact of future regulatory changes or environmental liabilities;

•	incremental general and administrative expenses as a public company and expenses under service agreements with other affiliates of Teekay Corporation;

•	the anticipated taxation of our company and of distributions to our stockholders;

•	the expected lifespan of our vessels;

•	customers’ increasing emphasis on environmental and safety concerns;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our use of interest rate swaps to reduce interest rate exposure;

•	the expected effect of off-balance sheet arrangements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risk;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of counterparties to our derivative contracts to fulfill their contractual obligations; and

•	our business strategy and other plans and objectives for future operations.

Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in Item 3: “Key Information—Risk Factors,” and other factors detailed from time to time in other reports we file with or furnish to the U.S. Securities and Exchange Commission (or the SEC).
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
Item 2. Offer Statistics and Expected Timetable
Not applicable.
Item 3. Key Information
Selected Financial Data
The following table presents, for the periods and as of the dates indicated, summary:
•	historical financial and operating data of Teekay Tankers Predecessor (defined below); and

•	financial and operating data of Teekay Tankers Ltd. since our initial public offering on December 18, 2007.
The summary historical financial and operating data has been prepared on the following basis:
•
the historical financial and operating data of Teekay Tankers Predecessor as at and for the years ended December 31, 2004, 2005 and 2006 are derived from the audited combined, carve-out financial statements of Teekay Tankers Predecessor;

•
the historical financial and operating data of Teekay Tankers Predecessor for the period from January 1, 2007 to December 17, 2007 are derived from the audited combined, carve-out financial statements of Teekay Tankers Predecessor; and

•
the historical financial and operating data of Teekay Tankers Ltd. as at December 31, 2007 and 2008, for the period from December 18, 2007 to December 31, 2007, and for the year ended December 31, 2008, reflect our initial public offering and are derived from our audited consolidated financial statements.

In connection with our initial public offering, Teekay Corporation contributed to us nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker. These transfers represented a reorganization of entities under common control and have been recorded at historical cost. Prior to these transfers to us, Teekay Corporation transferred seven of the nine tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any other transactions specifically attributable to the nine vessels that, prior to the public offering, were incurred in Teekay Corporation or any of its other subsidiaries that were not transferred to us are collectively referred to as Teekay Tankers Predecessor or the Predecessor.
The initial public offering and certain other transactions that occurred during 2007 and 2008 have affected our historical performance or will affect our future performance. As a result, the following table should be read together with, and are qualified in their entirety by reference to, (a) Item 5: “Operating and Financial Review and Prospects,” included herein, and (b) the historical financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the financial statements for the years ended December 31, 2008, 2007, and 2006.
Please refer to Item 5: “Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2008,” for a discussion on the two Suezmax tankers we acquired from Teekay Corporation. The information presented in the following table and related footnotes has been adjusted to reflect the inclusion of the financial results of the two Suezmax tankers for the periods under common control of Teekay Corporation and are collectively referred to as the Dropdown Predecessor. Please read Note 1 to our consolidated financial statements included in this Annual Report.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2004	2005	2006	2007	2008
	(in thousands, except share, per share, and fleet data)
Income Statement Data:

Voyage revenues	$106,442	$125,372	$153,093	$155,690	$144,169

Operating expenses:
Voyage expenses(1)	19,661	31,799	46,408	47,447	1,859
Vessel operating expenses(2)	16,310	18,722	21,777	23,897	31,113
Depreciation and amortization	10,647	13,137	15,614	19,272	22,943
General and administrative expenses	5,441	8,975	12,142	13,403	7,670

Total operating expenses	52,059	72,633	95,941	104,019	63,585

Income from vessel operations	54,383	52,739	57,152	51,671	80,584
Interest expense	(535)	(6,919)	(15,737)	(11,112)	(29,272)
Other — net	(2,448)	(1,929)	(1,262)	(8)	524

Net income	51,400	43,891	40,153	40,551	51,836

Earnings per common share — basic and diluted(3)	$3.43	$2.93	$2.68	$2.76	$2.03

Balance Sheet Data (at end of year):
Cash	$—	$—	$—	$34,839	26,698
Vessels and equipment(4)	224,889	296,899	282,451	446,541	433,978
Total assets	230,888	317,414	298,625	631,507	490,810
Total debt(5)	10,765	286,922	81,196	332,107	328,828
Common stock and paid in capital	—	—	—	180,915	181,245
Total stockholders’ equity/owner’s equity	216,211	42,446	209,575	280,551	122,306

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$61,942	$41,828	$62,170	$62,463	$77,573
Financing activities	(26,292)	39,500	(61,148)	(26,437)	(82,445)
Investing activities	(35,650)	(81,328)	(1,022)	(1,1887)	(3,269)
Number of outstanding shares of common stock(3)	15,000,000	15,000,000	15,000,000	25,000,000	25,000,000

Other Financial Data:
Net voyage revenues(6)	$86,781	$93,573	$106,685	$108,243	$142,310
EBITDA(7)	65,027	65,881	72,755	70,935	104,051
Capital expenditures:
Expenditures for vessels and equipment	35,650	81,328	1,022	1,187	3,269
Expenditures for drydocking	3,847	3,819	144	1,113	7,111

Fleet Data:
Average number of tankers(8):
Aframax	6.6	7.9	9.0	9.0	9.0
Suezmax	—	—	—	0.8	2.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)
Earnings per common share is determined by dividing (a) net income of the Company after deducting net income attributable to the Dropdown Predecessor by (b) the weighted average number of shares outstanding during the applicable period. For periods prior to December 18, 2007, such shares are deemed equal to the 15,000,000 common shares received by Teekay Corporation in exchange for net assets it contributed to us in connection with our initial public offering.

(4)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, and (b) advances on newbuildings.

(5)	Total debt includes long-term debt and advances from affiliates for periods prior to December 18, 2007.

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

	Years Ended December 31,
	2004	2005	2006	2007	2008
Voyage revenues	$106,442	$125,372	$153,093	$155,690	$144,169
Voyage expenses	(19,661)	(31,799)	(46,408)	(47,447)	(1,859)

Net voyage revenues	$86,781	$93,573	$106,685	$108,243	$142,310

(7)
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

	Years Ended December 31,
	2004	2005	2006	2007	2008
Reconciliation of “EBITDA” to “Net income”:
Net income	$51,400	$43,891	$40,153	$40,551	$51,836
Depreciation and amortization	10,647	13,137	15,614	19,272	22,943
Interest expense	535	6,919	15,737	11,112	29,272
Income taxes	2,445	1,934	1,251	—	—

EBITDA	$65,027	$65,881	$72,755	$70,935	$104,051

Reconciliation of “EBITDA” to “Net operating cash flow”:
Net operating cash flow	$61,942	$41,828	$62,170	$62,463	$77,573
Expenditures for drydocking	3,847	3,819	144	1,113	7,111
Interest expense	535	6,919	15,737	11,112	29,272
Increase in fair value of interest rate swap	—	—	—	—	(14,199)
Income taxes	2,445	1,934	1,251	—	—
Change in working capital	(3,707)	11,485	(6,313)	(3,423)	4,365
Other, net	(35)	(104)	(234)	(330)	(71)

EBITDA	$65,027	$65,881	$72,755	$70,935	$104,051

(8)	Average number of ships consists of the average number of vessels that were in our possession during a period, including the Dropdown Predecessor.

Risk Factors
We may be unable to pay dividends.
Our board of directors has adopted a dividend policy to pay a variable quarterly dividend equal to our Cash Available for Distribution from the previous quarter, subject to any reserves the board of directors may from time to time determine are required. Cash Available for Distribution represents our net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives. The amount of Cash Available for Distribution principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based upon, among other things:
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
We depend significantly upon spot charters and any decrease in spot-charter rates may adversely affect our earnings and our ability to pay dividends.
Our fleet is comprised of nine double-hull Aframax tankers and two double-hull Suezmax tankers. As of June 1, 2009, four of these vessels were operating in the spot market through participation in pooling arrangements managed by subsidiaries of Teekay Corporation. In addition, we may employ in the spot market any additional vessels that we may acquire in the future or existing vessels upon the expiration of related time charters. Although the number of vessels in our fleet that participates in the spot market will vary from time to time, we anticipate that a significant portion of our fleet will participate in this market. As a result, our financial performance will be significantly affected by conditions in the oil tanker spot market and only our vessels that operate under fixed-rate time charters may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.
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
Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. If the tanker market is depressed, our earnings and Cash Available for Distribution may decrease. Our exposure to industry business cycles is more acute because of our exposure to the spot market, which is more volatile than the tanker industry generally. Our ability to operate profitably in the spot market and to recharter our other vessels upon the expiration or termination of their charters will depend upon, among other factors, economic conditions in the tanker market.

The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.
Key factors that influence demand for tanker capacity include:
•	demand for oil and oil products;

•	supply of oil and oil products;

•	regional availability of refining capacity;

•	global and regional economic conditions;

•	the distance oil and oil products are to be moved by sea; and

•	changes in seaborne and other transportation patterns.
Key factors that influence the supply of tanker capacity include:
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
The continuation of recent economic conditions, including disruptions in the global credit markets, could adversely affect our ability to grow.
The recent economic downturn and financial crisis in the global markets have produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets. If this economic downturn continues, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.
The recent economic downturn may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.
The recent economic downturn and financial crisis in the global markets may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customer’s inability to pay could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations. We cannot determine whether the difficult conditions in the economy and the financial markets will improve or worsen in the near future.
Our ability to grow may be adversely affected by our dividend policy.
Our dividend policy requires us to distribute all of our Cash Available for Distribution on a quarterly basis, subject to any reserves that our board of directors may determine are required. Accordingly, our growth, if any, may not be as fast as businesses that reinvest their cash to expand ongoing operations. In determining the amount of Cash Available for Distribution, our board of directors will consider contingent liabilities, the terms of our credit facilities, our other cash needs and the requirements of Marshall Islands law. We believe that we will generally finance any maintenance and expansion capital expenditures from cash balances or external financing sources (including borrowings under credit facilities and potential debt or equity issuances). To the extent we do not have sufficient cash reserves or are unable to obtain financing for these purposes, our dividend policy may significantly impair our ability to meet our financial needs or to grow.
We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash for dividends to our stockholders.
We must make substantial capital expenditures to maintain the operating capacity of our fleet and we generally expect to finance these maintenance capital expenditures with cash balances or undrawn credit facilities. We anticipate growing our fleet through the acquisition of tankers from third parties or the acquisition of additional tankers, which Teekay Corporation has agreed to offer us, or other tankers we expect Teekay Corporation will offer us from time to time in the future, which would increase the level of our maintenance capital expenditures. Subsequent to our initial public offering, we have acquired two Suezmax tankers from Teekay Corporation.

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
We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring tankers from third parties or from Teekay Corporation, from which we have agreed to acquire an additional Suezmax-class oil tanker prior to August 13, 2009, subject to obtaining acceptable financing, and which has agreed to offer to us prior to June 18, 2010 the right to purchase another Suezmax tanker. We may acquire additional Aframax or Suezmax-class crude tankers or product tankers from Teekay Corporation in the future. Our acquisitions may also include newbuilding vessels (or newbuildings). We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically would pay 20% of the purchase price of a tanker upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately three to four years from the order). To fund expansion capital expenditures, we may be required to use cash balances or cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce the amount of cash for dividends to our stockholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to stockholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant stockholder ownership or dividend dilution.
Changes in the oil markets could result in decreased demand for our vessels and services.
Demand for our vessels and services in transporting oil depends upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. The recent slowdowns of the U.S. and world economies has resulted in reduced consumption of oil products and decreased demand for our vessels and services, which has reduced vessel earnings and may limit our ability to expand our fleet.
We depend on Teekay Corporation to assist us in operating our business and competing in our markets, and our business will be harmed if Teekay Corporation fails to assist us.
We have entered into a long-term management agreement (or the Management Agreement) with Teekay Tankers Management Services Ltd., a subsidiary of Teekay Corporation (or our Manager), pursuant to which our Manager provides to us commercial, technical, administrative and strategic services, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial services. Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services by our Manager. Our business will be harmed if our Manager fails to perform these services satisfactorily, if it stops providing these services to us or if it terminates the Management Agreement, as it is entitled to do under certain circumstances. The circumstances under which we are able to terminate the Management Agreement are extremely limited and do not include mere dissatisfaction with our Manager’s performance. In addition, upon any termination of the Management Agreement, we may lose our ability to benefit from economies of scale in purchasing supplies and other advantages that we believe our relationship with Teekay Corporation provides. Furthermore, the profitable operation of our tankers that participate in tanker pooling arrangements depends largely on the efforts of the pool managers (which are affiliates of Teekay Corporation), Teekay Corporation’s participation in the pooling arrangements and its reputation and relationships in the shipping industry. Under the pooling arrangements, the earnings and voyage expenses of all of the vessels in pools are aggregated, or pooled, and divided according to an agreed formula. If Teekay Corporation suffers material damage to its reputation or relationships, it may harm our ability to:
•	maximize revenues of our tankers included in the pooling arrangements;

•	acquire new tankers or obtain new time charters;

•	renew existing time charters upon their expiration;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.
If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition and our ability to pay dividends to stockholders.
The operation of a significant number of our tankers in the Teekay Pool and Gemini Pool could limit our earnings.
As of June 1, 2009, three of our Aframax tankers and one of our Suezmax tankers operated in, and generated revenues to us through participation in, an Aframax tanker pooling arrangement (the Teekay Pool) and a Suezmax tanker pooling arrangement (the Gemini Pool), respectively, each managed by subsidiaries of Teekay Corporation. Pooling arrangements are designed to spread the costs and risks associated with commercial management of vessels and to share the net revenues earned by all of the vessels in the pool. Although the net revenues are apportioned based on the actual earning days each vessel is available and, with respect to the Teekay Pool, the relative performance capabilities of each vessel as well, a pool may include vessels that do not perform as well in actual operation as our vessels. As a result, our share of the net pool revenues may be less than what we could earn operating our vessels independently.
The removal of any vessels from the Teekay Pool, Gemini Pool, or any other pooling arrangement may adversely affect our operating results and ability to pay dividends.
We and Teekay Corporation have each committed to include in the Teekay Pool all of our and its respective Aframax-class crude tankers that are less than 15 years old and employed in the spot market or operate pursuant to time charters of less than 90 days. Participants in the Gemini Pool, including Teekay Corporation and third parties, have each agreed to procure to include in the pool certain qualifying Suezmax-class crude tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. If we or Teekay Corporation remove vessels in the Teekay Pool or the Gemini Pool to operate under longer-term time charters, the benefits to us of the pooling arrangements could diminish. In addition, the European Union is in the process of substantially reforming the way it regulates traditional agreements for maritime services from an antitrust perspective. These changes may impose new restrictions on the way pools are operated or may prohibit pooling arrangements altogether. If for any reason our vessels, Teekay Corporation’s vessels, or any third party vessels cease to participate in the Teekay Pool, the Gemini Pool or another pooling arrangement, or if the pooling arrangements are significantly restricted, we may not achieve the benefits intended by pool participation and our results of operations and ability to pay dividends could be harmed.
Our failure to renew or replace fixed-rate charters could cause us to trade the related vessels in the spot market, which could adversely affect our operating results and make them more volatile.
As of June 1, 2009, seven of our tankers operated under fixed-rate time-charter contracts, two of which expire in 2009, one in 2010, three in 2011 and one in 2012. If upon their scheduled expiration or any early termination we are unable to renew or replace fixed-rate charters on favorable terms, if at all, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.
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
Our tankers operate in markets that have historically exhibited seasonal variations in tanker demand and, therefore, in spot-charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by the tankers in our fleet have historically been weaker during the fiscal quarters ended June 30 and September 30, and stronger in our fiscal quarters ended March 31 and December 31.
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
Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline substantially from existing levels, as they have done as a result of the recent global economic crisis. If operation of a tanker is not profitable, or if we cannot re-deploy a chartered tanker at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Inability to dispose of vessels at a reasonable value could result in a loss on their sale and could adversely affect our results of operations and financial condition. In addition, one of our credit facilities contains loan-to-value financial covenants tied to the value of the two vessels that collateralize this credit facility. Significant decline in the market values of these tankers may require prepayments to avoid a default under this credit facility. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.
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
We are unable to quantify in advance the fees for services provided to us under our Management Agreement because the payment amounts due and the particular amounts or mix of services to be provided under that agreement are based upon costs of our Manager and based on the revenues earned in the pools and from time charters. The aggregate amount of these fees varies from period to period, which affects the amount of our Cash Available for Distribution.
Our substantial debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends.
As of December 31, 2008, our consolidated debt was approximately $328.8 million and an additional $45.7 million was available to us under our $343.0 million revolving credit facility. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facility. Our level of debt could have important consequences to us, including the following:
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
Our ability to service our debt depends upon, among other things, our financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing dividends, reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
The operating and financial restrictions and covenants in our revolving credit facility, term loan and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:
•	pay dividends;

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	grant liens on our assets;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.
Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate further, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in the financing agreements, our obligations may become immediately due and payable, and the lenders’ commitment, if any, to make further loans may terminate. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans.
Restrictions in our debt agreements may prevent us from paying dividends.
The payment of principal and interest on our debt reduces the amount of cash for dividends to our stockholders. In addition, our revolving credit facility prohibits and other financing agreements may prohibit the payment of dividends upon the occurrence of the following events, among others:
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
Terrorist attacks, piracy, increased hostilities or war could lead to economic instability, increased costs and disruption of our business.
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
In addition, oil facilities, shipyards, vessels, pipelines and oil fields could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, piracy, hijacking, or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could disrupt the spot market in which our tankers operate and entitle customers to terminate our time charters, which would harm our cash flows and business.
Operations outside of the United States expose us to political, governmental and economic instability, which could harm our operations.
Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of demand for oil and related marine transportation services. We derive a significant portion of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have directly and indirectly resulted in attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business or our results of operations, financial condition and ability to pay dividends. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries as a result of terrorist attacks, hostilities or otherwise, may limit trading activities with countries where our vessels operate, which could also harm our business and ability to pay dividends. Finally, a government could requisition one or more of our vessels, which would most likely occur during a war or a national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flows and financial results.
Marine transportation is inherently risky, and an incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
Vessels and their cargoes are at risk of being damaged or lost because of events such as:
•	marine disasters;

•	bad weather;

•	mechanical or electrical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.
An accident involving any of our vessels could result in any of the following:
•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from charters;

•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system where the spill occurred;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.
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
Various jurisdictions and the U.S. Environmental Protection Agency (or EPA) have recently adopted regulations governing the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. The EPA’s new ballast water treatment and other ballast water obligations will increase the cost of operating our vessels in United States waters.

Maritime claimants could arrest our vessels, which could interrupt our cash flow.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet or in the Teekay Pool or the Gemini Pool for claims relating to another of our ships.
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
Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. These costs have continued to increase to date in 2009. If we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.
Risks Inherent in an Investment in Us
Teekay Corporation and its affiliates may engage in competition with us, and we have agreed that Teekay Corporation may pursue business opportunities that may be attractive to both it and us.
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
Our Aframax tankers that operate in the spot market and Teekay Corporation’s Aframax tankers that operate in the spot market or pursuant to time charters of less than 90 days are part of the Teekay Pool. One of our Suezmax tankers and certain Suezmax tankers of Teekay Corporation currently participate in the Gemini Pool. These pooling arrangements are managed by Teekay Corporation subsidiaries. When operated in a pool, chartering decisions are made by the pool manager and vessel earnings are based on a formula designed to allocate the pool’s earnings to vessel owners based on actual on-hire performance of the vessels they contributed and, with respect to the Teekay Pool, attributes of the vessels rather than amounts actually earned by those vessels. If we, Teekay Corporation or its affiliates terminate the pooling arrangements in which we participate pursuant to the terms thereof or if vessels of Teekay Corporation or us cease operating in the pooling arrangements for any other reason, our tankers may compete with other vessels owned or operated by Teekay Corporation to provide crude oil transportation services.
In addition, we may compete with Teekay Corporation in seeking to charter any vessels in our fleet under fixed-rate time charters, whether upon the expiration or early termination of existing time charters or otherwise.
Our executive officers and the officers of our Manager do not devote all of their time to our business, which may hinder our ability to operate successfully.
Our executive officers and the officers of our Manager are involved in other Teekay Corporation business activities, which may result in their spending less time than is appropriate or necessary to manage our business successfully.

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

•
our Manager advises our board of directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional common stock and cash reserves, each of which can affect the amount of any dividends to our stockholders and the amount of the performance fee payable to our Manager under the Management Agreement;

•	our executive officers and those of our Manager do not spend all of their time on matters related to our business; and

•	our Manager will advise us of costs incurred by it and its affiliates that it believes are reimbursable by us.
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
Our Management Agreement has an initial term through December 31, 2022 and will automatically renew for subsequent five-year terms provided that certain conditions are met. Our Manager has the right after December 18, 2012 to terminate the Management Agreement with 12 months’ notice. Our Manager also has the right to terminate the Management Agreement after a dispute resolution process if we have materially breached the Management Agreement. The Management Agreement will terminate upon the sale of all or substantially all of our assets to a third party, our liquidation or after any change of control of our company occurs. If the Management Agreement is terminated as a result of an asset sale, our liquidation or change of control, then our Manager may be paid a termination fee. Any such payment could be substantial.
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
Our Class B common stock has five votes per share and our Class A common stock has one vote per share. However, the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. As of the date of this Annual Report, Teekay Corporation indirectly owns shares of Class A and Class B common stock representing a majority of the voting power of our outstanding capital stock. Through its ownership of our Class B common stock and of our Manager and other entities that provide services to us, Teekay Corporation has substantial control and influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions. In addition, because of this dual-class common stock structure, Teekay Corporation will continue to be able to control all matters submitted to our stockholders for approval even if it comes to own significantly less than 50% of the outstanding shares of our common stock. This concentrated control limits our Class A common stockholders’ ability to influence corporate matters and, as a result, we may take actions that our Class A common stockholders do not view as beneficial.

We have been incorporated under the laws of the Republic of The Marshall Islands, which does not have a well-developed body of corporate law.
Our corporate affairs are governed by our articles of incorporation and bylaws and by The Marshall Islands Business Corporations Act (or the Marshall Islands Act). Many of the provisions of the Marshall Islands Act resemble provisions of the corporation laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware General Corporation Law and the laws of other states of the United States with substantially similar legislative provisions. In addition, so long as it does not conflict with the Marshall Islands Act, the non-statutory law (or case law) of the courts of the State of Delaware and of those other states of the United States with substantially similar legislative provisions is adopted as Marshall Islands law. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a well-developed body of case law interpreting its corporations statutes. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions regarding the Marshall Islands Act as Delaware courts would in respect of the Delaware General Corporation Law. For example, the rights of our stockholders and the fiduciary responsibilities of our directors under the Marshall Islands Act are not as clearly established as under judicial precedent in existence in Delaware. As a result, stockholders may have more difficulty in protecting their interests in the face of actions by our officers and directors than would stockholders of a corporation formed in Delaware.
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
Tax Risks
In addition to the following risk factors, you should read Item 4D: “Taxation of the Company” and Item 10: “Additional Information—Material U.S. Federal Income Tax Considerations” and “Non-United States Consideration” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our Class A common stock.
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC), for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” We do not believe that our existing operations would cause us to be deemed a PFIC with respect to any taxable year, as we treat the gross income we derive from our time and voyage charters (as a participant in pooling arrangements or otherwise) as services income, rather than rental income.
There is, however, no direct legal authority under the PFIC rules addressing our method of operation and, therefore, no assurance can be given that the IRS will accept this position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. In addition, a recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, No. 08-30268 (5th Cir. Apr. 13, 2009) held that income derived from certain time chartering activities should be treated as rental income rather than services income. However, the issues in this case arose under the foreign sales corporation rules of the U.S. Internal Revenue Code of 1986 as amended (or the Code) and did not concern the PFIC rules. In addition, the court’s ruling was contrary to the position of the U.S. Internal Revenue Service (or IRS) that the time charter income should be treated as services income. As a result, it is uncertain whether the principles of the Tidewater decision would be applicable to our operations. However, if the principles of the Tidewater decision were applicable to all of our operations, we would likely be treated as a PFIC.
If the IRS were to find that we are or have been a PFIC for any taxable year, U.S. stockholders will face adverse tax consequences. Under the PFIC rules, unless those stockholders make certain elections available under the Code, such stockholders would be taxable at ordinary income tax rates rather than the special 15.0% tax rate on our dividends, and would be liable to pay U.S. federal income tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common stock, as if such distribution or gain had been recognized ratably over the stockholder’s holding period. Please read Item 10: “Additional Information—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification.”
The preferential tax rates applicable to qualified dividend income are temporary, and the absence of legislation extending the term would cause our dividends to be taxed at ordinary graduated tax rates.
Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual stockholders (and certain other U.S. stockholders). In the absence of legislation extending the term for these preferential tax rates or providing for some other treatment, all dividends received by such U.S. taxpayers in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates. Please read Item 10: “Additional Information—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions.”

We may be subject to taxes, which reduces our Cash Available for Distribution to you.
We or some of our subsidiaries may be subject to tax in the jurisdictions in which we or our subsidiaries are organized or operate, reducing the amount of our Cash Available for Distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries in jurisdictions in which operations are conducted. For example, if Teekay Corporation holds less than 50.0% of the value of our shares in the future, our U.S. source income may become subject to taxation under Section 883 of the U.S. Internal Revenue Code.
Item 4. Information on the Company
A. History and Development of the Company
We are a Marshall Islands corporation that was incorporated on October 17, 2007 by Teekay Corporation (NYSE: TK). On December 18, 2007, we completed our initial public offering of 11.5 million shares of our Class A common stock at a price of $19.50 per share. Concurrently with our initial public offering, a subsidiary of Teekay Corporation transferred nine wholly owned subsidiaries to us, each of which owns one Aframax-class oil tanker, in exchange for 12.5 million shares of our Class B common stock (which entitles the holders thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum), 2.5 million shares of our Class A common stock (which entitles the holders thereof to one vote per share) and a $180.8 million non-interest bearing promissory note. We raised $209.6 million from our initial public offering, of which we used $180.8 million to repay the $180.8 million promissory note from Teekay Corporation and we used $27.4 million to repurchase 1.5 million shares of Class A common stock from Teekay Corporation at a price per share equal to the initial public offering price.
On April 7, 2008, we acquired two double-hull Suezmax tankers from Teekay Corporation, the 2002-built Ganges Spirit and the 2003-built Narmada Spirit, for a total cost of $186.9 million, excluding $1.4 million of working capital assumed. These acquisitions were financed by assuming existing debt of $68.5 million related to the vessels and utilizing our revolving credit facility for the remainder of the purchase price.
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
B. Business Overview
Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. Teekay Corporation, which formed us, is a leading provider of marine services to the global oil and natural gas industries and the world’s largest operator of medium-sized oil tankers. We believe we benefit from Teekay Corporation’s expertise, relationships and reputation as we operate our fleet and pursue growth opportunities. We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution, subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of our business. Cash Available for Distribution represents our net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives. For additional information about our dividend policy, please read Item 8: “Financial Information—Dividend Policy.”
Under the supervision of our executive officers and board of directors, our operations are managed by Teekay Tankers Management Services Ltd., a subsidiary of Teekay Corporation (our Manager) that provides to us commercial, technical, administrative and strategic services. We employ our chartering strategy based on the outlook of our Manager for freight rates, oil tanker market conditions and global economic conditions. As of June 1, 2009, we owned eleven vessels. As of June 1, 2009, three of our Aframax tankers were commercially managed in the Teekay Pool and one Suezmax tanker was commercially managed in the Gemini Pool. Our remaining seven vessels operated under fixed-rate time-charter contracts as of that date. The Teekay Pool and Gemini Pool are pooling arrangements managed by subsidiaries of Teekay Corporation and which include certain vessels of us, Teekay Corporation and, with respect to the Gemini Pool, third party operators that are employed in the spot market or operate pursuant to time charters of less than 90 days, for the Teekay Pool, or less than one year, for the Gemini Pool. By employing some of our vessels in these pooling arrangements, we believe we benefit from Teekay Corporation’s expertise in commercial management of oil tankers and economies of scale of a larger fleet, including higher vessel utilization and daily revenues. We also believe that these pooling arrangements limit Teekay Corporation’s ability to compete with us in the spot market.
In connection with our initial public offering, Teekay Corporation agreed to offer to us the right to purchase from it up to four existing Suezmax-class oil tankers. In April 2008, we purchased two Suezmax tankers from Teekay Corporation pursuant to this commitment. We have agreed to purchase the third Suezmax tanker prior to August 13, 2009, subject to obtaining acceptable financing, and Teekay Corporation has agreed to offer to us, prior to June 18, 2010 the right to purchase the fourth Suezmax tanker. The purchase price for any of these four Suezmax tankers is the vessel’s fair market value at the time of offer, taking into account any existing charter and based on independent ship broker valuations. We also anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation will offer to us from time to time. These tankers may include crude oil and product tankers. Teekay Corporation is not obliged to offer us any additional vessels other than the two remaining Suezmax tankers described above.
We have entered into a long-term agreement with our Manager (the Management Agreement) pursuant to which our Manager and its affiliates provide to us commercial, technical, administrative and strategic services, other than commercial services provided by other Teekay Corporation subsidiaries that manage the Teekay Pool and the Gemini Pool. We pay our Manager a market-based fee for these services. In order to provide our Manager with an incentive to increase our Cash Available for Distribution, we have agreed to pay a performance fee to our Manager under certain circumstances, in addition to the basic fee provided in the Management Agreement. Please read Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement,” for additional information about the Management Agreement.

Our Fleet
As of June 1, 2009, our fleet consisted of nine Aframax-class oil tankers and two Suezmax-class oil tankers, all of which are of Bahamian registry.
The following table provides additional information about our Aframax-class oil tankers as of June 1, 2009.

	Capacity				Expiration of
Vessel	(dwt)(1)	Built	Employment	Daily Rate	Charter
Erik Spirit	115,500	2005	Time charter	$28,750	Dec. 2010
Matterhorn Spirit	114,800	2005	Time charter	32,000	Nov. 2009
Everest Spirit (2)	115,000	2004	Pool	—	—
Kanata Spirit	113,000	1999	Pool	—	—
Kareela Spirit	113,100	1999	Time charter	29,000	Nov. 2011
Kyeema Spirit	113,300	1999	Time charter	31,000	Nov. 2011
Nassau Spirit	107,100	1999	Time charter	39,200	Aug. 2011
Falster Spirit	95,400	1995	Pool	—	—
Sotra Spirit	95,400	1995	Time charter	$16,000	June 2009	(3)

Total capacity	982,600

The following table provides additional information about our Suezmax-class oil tankers as of June 1, 2009.

	Capacity				Expiration of
Vessel	(dwt)(1)	Built	Employment	Daily Rate	Charter
Ganges Spirit	159,500	2002	Time charter	30,500	May 2012	(4)
Narmada Spirit	159,200	2003	Pool	—	—

Total capacity	318,700

(1)	Deadweight tonnes.
(2)	The Everest Spirit commences operation under a time charter in June 2009 after its scheduled drydocking is completed at a daily rate of $26,500. The charter contract will expire in February 2010.
(3)	After the expiration of the short time charter that the Sotra Spirit is currently on, the vessel will return to the Teekay Pool.
(4)	The Ganges Spirit operates on time charter with a profit share component.
Please read Note 4 to our consolidated financial statements included in this Annual Report for information with respect to major encumbrances against our vessels. As of June 1, 2009, we had no commitments to construct new vessels or acquire second hand vessels.
Our Charters and Participation in the Teekay Pool and Gemini Pool
Chartering Strategy. We operate our vessels in both the spot market and under short-term (less than two years) and medium-term (at least two years but less than five years) time-charter contracts in an effort to maximize cash flow from our vessels based on our Manager’s outlook for freight rates, oil tanker market conditions and global economic conditions. As of June 1, 2009, three of our vessels operated in the spot market through our participation in the Teekay Pool, one vessel operated in the spot market through our participation in the Gemini Pool, and seven of our vessels operated under fixed-rate time-charter contracts. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Our Manager also may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments. Likewise, the managers of the Teekay Pool and Gemini Pool may, with our approval, enter into fixed-rate time charters for vessels we include in those pooling arrangements, thereby decreasing spot-rate exposure without withdrawing the vessels from the pooling arrangements.
Voyage Charters. Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot-market revenues may generate increased profit margins during times when tanker rates are increasing, while tankers operating under fixed-rate time charters generally provide more predictable cash flows.
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
The Teekay and Gemini Pools. As of June 1, 2009, the Teekay Pool included 29 Aframax crude tankers, including three of our vessels, and the Gemini Pool included 38 Suezmax crude tankers, including one of our vessels. Under the pooling arrangements, the aggregate revenues generated by the entire applicable pool are distributed to pool members, including us, pursuant to a pre-arranged weighting system based on actual earnings days each vessel is available during the applicable period and, with respect to the Teekay Pool only, each vessel’s earnings capability based on its cargo capacity, speed and bunker consumption as well. Payments based on net cash flow applicable to each tanker in the pooling arrangements are made on a monthly basis to pool participants.
The weighting allocation for vessels in the Teekay Pool is revised at least every six months and vessels are allocated their initial weighting upon their entry into the Teekay Pool. The allocation for each vessel participating in the Teekay Pool is established based on the recommendation of an independent specialist or maritime consultant. Please read Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions—Pooling Arrangements,” for additional information about the Teekay Pool and the Gemini Pool.

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
Business Strategies
Our primary business objective is to increase dividends per share by executing the following strategies:
•
Expand our fleet through accretive acquisitions. We intend to acquire additional oil tankers in a manner that will increase our dividends on a per-share basis. As discussed above, Teekay Corporation has sold to us or agreed to offer or sell to us up to four existing Suezmax tankers at a price equal to their fair market value at the time of the offer, taking into account existing charters and based on independent ship broker valuations. Please read Item 5: “Operating Financial Review and Prospects Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2008.” We also anticipate growing our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation to offer us from time to time. These acquisitions may include product tankers.

•
Tactically manage our mix of spot and charter contracts. We employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. We believe that our Manager’s experience operating through cycles in the tanker spot market will assist us in employing this strategy and seeking to maximize our dividends on a per-share basis.

•
Increase cash flow by participating in the Teekay Pool and the Gemini Pool. Through the participation of a significant number of our vessels in the Teekay Pool and the Gemini Pool, we believe that we benefit from Teekay Corporation’s reputation and the scope of Teekay Corporation’s operations. We believe that the cash flow we derive over time from operating some of our vessels in these pooling arrangements exceeds the amount we would otherwise derive by operating these vessels outside of the pooling arrangements due to higher vessel utilization and daily revenues.

•
Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. We believe that energy companies seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We seek to leverage Teekay Corporation’s operational expertise and customer base to further expand these relationships with consistent delivery of superior customer service through our Manager.

Industry and Competition
We compete in the Aframax and Suezmax crude oil tanker market. Our competition in the Aframax (80,000 to 119,999 dwt) and Suezmax (120,000 to 199,999 dwt) markets is also affected by the availability of other size vessels that compete in our markets. Suezmax size vessels and Panamax (55,000 to 79,999 dwt) size vessels can compete for many of the same charters for which our Aframax tankers compete; Aframax size vessels and Very Large Crude Carriers (200,000 to 319,999 dwt) (or VLCCs) can compete for many of the same charters for which our Suezmax tankers may compete. Because of their large size, VLCCs and Ultra Large Crude Carriers (320,000+ dwt) (or ULCCs) rarely compete directly with Aframax tankers, and ULCCs rarely compete with Suezmax tankers for specific charters. However, because VLCCs and ULCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.
Seaborne transportation of crude oil and refined petroleum products are provided both by major energy companies (private as well as state-owned) and by independent ship owners. The desire of many major energy companies to outsource all or a portion of their shipping requirements has caused the number of conventional oil tankers owned by energy companies to decrease in the last 20 years. As a result of this trend, independent tanker companies now own or control a large majority of the international tanker fleet. As of June 1, 2009, the largest operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 63 Aframax vessels), Teekay Corporation (54 vessels), Sovcomflot (approximately 48 vessels), Aframax International Pool (approximately 47 Aframax vessels), the Sigma Pool (approximately 39 vessels). As of June 1, 2009, the largest operators of Suezmax tonnage (including newbuildings on order) included the Gemini Pool (38 vessels), Sovcomflot (approximately 23 vessels), Delta Tankers (approximately 16 vessels) and the Stena Sonangol Pool (approximately 13 vessels).
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
Oil has been one of the world’s primary energy sources for a number of decades. The International Energy Agency estimates that oil consumption will decline from 85.8 million barrels per day (or mb/d) in 2008 to 83.2 mb/d in 2009 as a result of the downturn in the global economy. A majority of known oil reserves are located in regions far from major consuming regions, which contributes positively towards demand for oil tankers.
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
Oil Tanker Supply. New Aframax and Suezmax tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, U.S. and international regulations require the earlier phase-out of existing vessels that are not double-hulled, regardless of their expected lifespan. As of [June 1], 2009, the world Aframax crude tanker fleet consisted of 610 vessels, with an additional 136 Aframax crude oil tanker newbuildings on order for delivery through 2011, and the world Suezmax crude tanker fleet consisted of 329 vessels, with an additional 163 Suezmax crude oil tanker newbuildings on order for delivery through 2011. Currently, delivery of a vessel typically occurs within three to four years after ordering.
The supply of oil tankers is a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage. The level of newbuilding orders is a function primarily of newbuilding prices in relation to current and prospective charter market conditions. Available shipyard capacity for newbuildings is another factor that affects tanker supply. The level of vessel scrapping activity is a function primarily of scrapping prices in relation to current and prospective charter market conditions and operating, repair and survey costs. Industry regulations also affect scrapping levels. Please read “—Regulations” below. Demand for drybulk vessel and floating storage offtake units, to which tankers can be converted, strongly affects the number of tanker conversions.
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
Safety, Management of Ship Operations and Administration
Safety and environmental compliance are our top operational priorities. Our vessels are operated by our Manager in a manner intended to protect the safety and health of our employees, the general public and the environment. We and our Manager actively seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2007, our Manager introduced a behavior-based safety program called “Safety in Action” to further enhance the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2008, our Manager introduced the Quality Assurance and Training Officers (or QATO) Program to conduct rigorous internal audits of our processes and provide our seafarers with onboard training.
Teekay Corporation, through certain of its subsidiaries, provides technical management services for all of our vessels. Teekay Corporation has obtained through Det Norske Veritas, the Norwegian classification society, approval of its safety management system as in compliance with the International Safety Management Code (or ISM Code), and this system has been implemented for all of our vessels. As part of Teekay Corporation’s ISM Code compliance, all of the vessels’ safety management certificates are maintained through ongoing internal audits performed by Teekay Corporation’s certified internal auditors and intermediate audits performed by Det Norske Veritas.
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
These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management. Please read Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement,” for more information about these arrangements.
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
Property, Plant and Equipment
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
Our vessels are also regularly inspected by our seafaring staff, who perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels at least twice a year. Upon completion of each inspection, action plans are developed to address any items requiring improvement. All action plans are monitored until they are completed. The objectives of these inspections are to:
•	ensure adherence to our operating standards;

•	maintain the structural integrity of the vessel;

•	maintain machinery and equipment to give full reliability in service;

•	optimize performance in terms of speed and fuel consumption; and

•	ensure the vessel’s appearance will support our Teekay Corporation’s reputation and meet customer expectations.
To achieve the vessel’s structural integrity objective, our Manager uses a comprehensive “Structural Integrity Management System” developed by Teekay Corporation. This system is designed to closely monitor the condition of our vessels and to ensure that structural strength and integrity are maintained throughout a vessel’s life.
Other than our vessels, we do not have any material property.
Organizational Structure
As of June 1, 2009, Teekay Corporation, through its 100%-owned subsidiary Teekay Holdings Ltd, had a 54% economic interest in us through its ownership of 1.0 million of our shares of Class A common stock and 12.5 million shares of our Class B common stock. Our shares of Class A common stock entitle the holders thereof to one vote per share and our shares of Class B common stock entitle the holders thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As such, we are controlled by Teekay Corporation. Teekay Corporation also controls its public subsidiaries Teekay LNG Partners L.P. (NYSE: TGP) and Teekay Offshore Partners L.P. (NYSE: TOO).
Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2008.
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
Regulation—International Maritime Organization (or IMO). The IMO is the United Nations’ agency for maritime safety. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates, but not by the United States. Under IMO regulations, an oil tanker must be of double-hull construction, be of mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution in the event that such tanker:
•	is the subject of a contract for a major conversion or original construction on or after July 6, 1993;

•	commences a major conversion or has its keel laid on or after January 6, 1994; or

•	completes a major conversion or is a newbuilding delivered on or after July 6, 1996.
In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective in April 2005, accelerated the existing mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. In July 2003, the European Union adopted legislation that prohibits all single-hull tankers from entering into its ports or offshore terminals under a phase-out schedule (depending upon age, type and cargo of tankers) between the years 2003 and 2010. All single-hull tankers will be banned by 2010. The European Union has already banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in April 2005, certain single-hull tankers above 15 years of age were also restricted from entering or leaving EU ports or offshore terminals and anchoring in areas under EU jurisdiction. All of the tankers that we currently operate are double-hulled and are not affected directly by these IMO and EU regulations.
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
IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Security Code for Ports and Ships (or ISPS), the International Management Code for the Safe Operation of Ships and for Pollution Prevention (or ISM Code), the International Convention on Prevention of Pollution from Ships (the MARPOL Convention), the International Convention on Civil Liability for Oil Pollution Damage of 1969, and the International Convention on Load Lines of 1966. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states that have ratified the IMO regulations generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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
Environmental Regulations—United States Regulations. The United States regulates the tanker industry with an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through OPA 90 and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.
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
OPA 90 limits the liability of responsible parties. Effective as of October 9, 2006, the limit for double-hulled tank vessels was increased to the greater of $1,900 per gross ton or $16 million per double-hulled tanker per incident, subject to adjustment for inflation. These limits of liability would not apply if the incident is caused by violation of certain U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is limited to the greater of $300 per gross ton or $5 million, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We currently maintain for each vessel pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.
Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be built with double-hulls. All of the tankers we currently operate are double-hulled.
The United States Coast Guard (or Coast Guard) has implemented regulations requiring evidence of financial responsibility in an amount equal to the applicable OPA limitation on liability of 1,900 per gross ton for double hulled tankers plus the CERCLA liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.
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
The Coast Guard’s financial responsibility regulations may also be satisfied by evidence of surety bond, guaranty or by self-insurance. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. Teekay Corporation has complied with the Coast Guard regulations by obtaining financial guaranties from one of its subsidiaries covering our vessels and from third parties. If other vessels in the fleet trade into the United States in the future, we expect that we will obtain additional guarantees from third-party insurers or to provide guarantees through self-insurance. Each of our vessels has a valid COFR.

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
Environmental Regulation—Other Environmental Initiatives
Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC and through a 2000 Protocol to the CLC which entered into force on November 1, 2003. The liability limits in the countries that have ratified the 2000 Protocol are currently approximately $6.9 million plus approximately $977 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $139 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency (or EPA), have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water and the discharge of bunkers as potential pollutants (OPA 90 applies to discharges of bunkers or cargoes).
The United States Clean Water Act prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act also imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above. Pursuant to regulations promulgated by the EPA in the early 1970s, the discharge of sewage and effluent from properly functioning marine engines was exempted from the permit requirements of the National Pollution Discharge Elimination System. This exemption allowed vessels in U.S. ports to discharge certain substances, including ballast water, without obtaining a permit to do so. However, on March 30, 2005, a U.S. District Court for the Northern District of California granted summary judgment to certain environmental groups and U.S. states that had challenged the EPA regulations, arguing that the EPA exceeded its authority in promulgating them. On September 18, 2006, the U.S. District Court in that action issued an order invalidating the exemption in EPA’s regulations for all discharges incidental to the normal operation of a vessel as of September 30, 2008, and directing the EPA to develop a system for regulating all discharges from vessels by that date.
The EPA appealed this decision to the Ninth Circuit Court of Appeals, which on July 23, 2008, upheld the District Court’s decision. In response, the EPA adopted a new Clean Water Act permit titled the “Vessel General Permit.” Effective February 6, 2009, container vessels (including all vessels of the type operated by us) operating as a means of transportation that discharge ballast water or certain other incidental discharges into United States waters must obtain coverage under the Vessel General Permit and comply with a range of best management practices, reporting, inspections and other requirements. The Vessel General Permit also incorporates U.S. Coast Guard requirements for ballast water management and exchange and includes specific technology-based requirements for vessels, including oil and petroleum tankers. Under certain circumstances, the EPA may also require a discharger of ballast water or other incidental discharges to obtain an individual permit in lieu of coverage under the Vessel General Permit. These new requirements will increase the cost of operating our vessels in United States waters.

Since the EPA’s adoption of the Vessel General Permit, several U.S. states have added specific requirements to the permit through the Clean Water Act section 401 certification process (which varies from state to state) and, in some cases, require vessels to install ballast water treatment technology to meet biological performance standards.
Since January 2009, several environmental groups and industry associations have filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. These cases are still in early procedural stages of litigation.
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
1. United States Taxation
The following discussion is based upon the provisions of the Code, existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.
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
We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy the Ownership Test described in the Section 883 Regulations. We believe that we should satisfy the Ownership Test based upon the ownership of more than 50.0% of the value of us by Teekay Corporation. However, the determination of whether we satisfy the Ownership Test at any given time depends upon a multitude of factors, including Teekay Corporation’s ownership of us, whether Teekay Corporation’s stock is publicly traded, the concentration of ownership of Teekay Corporation’s own stock and the satisfaction of various substantiation and documentation requirements. We can give no assurance that any changes in the ownership of our stock subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat, is attributable to a fixed placed of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.
U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that any of our income has or will be U.S. Source Domestic Transportation Income.
Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35.0%). In addition, if we earn income that is treated as Effectively Connected Income, a 30.0% branch profits tax imposed under Section 884 of the Code generally would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.
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
2. Marshall Islands Taxation
We believe that neither we nor our subsidiaries will be subject to taxation under the laws of the Republic of The Marshall Islands, and that distributions by our subsidiaries to us will not be subject to Marshall Islands taxation
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
We were formed by Teekay Corporation to acquire from it a fleet of nine double-hull Aframax-class oil tankers in connection with our initial public offering in December 2007. Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. As at June 1, 2009, we owned nine Aframax tankers and two Suezmax tankers. As of June 1, 2009, six of our Aframax tankers and one of our Suezmax tankers operated under fixed-rate time-charter contracts with our customers, of which one charter is scheduled to expire in 2009, two in 2010, three in 2011, and one in 2012. Our remaining three Aframax tankers and one Suezmax tanker currently participate in an Aframax pooling arrangement and Suezmax pooling arrangement, respectively, each managed by Teekay Corporation subsidiaries. As of June 1, 2009, these pooling arrangements included 29 Aframax tankers and 38 Suezmax tankers, respectively. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Please read Item 4: “Information on the Company—Business Overview—Our Fleet” for additional information about our vessels and their employment as of June 1, 2009
We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of our business. Cash Available for Distribution represents our net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives.
In connection with our initial public offering, Teekay Corporation contributed to us nine wholly owned subsidiaries, each of which owns one Aframax tanker. These transfers represented a reorganization of entities under common control and have been recorded at historical cost. Prior to these transfers to us, Teekay Corporation transferred seven of the nine tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any other transactions specifically attributable to the nine vessels that, prior to the public offering, were incurred in Teekay Corporation or any of its other subsidiaries that were not transferred to us are collectively referred to as Teekay Tankers Predecessor or the Predecessor.
Significant Developments in 2008
On April 7, 2008, we acquired two double-hull Suezmax tankers from Teekay Corporation, the 2002-built Ganges Spirit and the 2003-built Narmada Spirit, for a total cost of $186.9 million, excluding $1.4 million of working capital assumed. These acquisitions (collectively the 2008 Suezmax Additions) were financed by assuming existing debt of $68.5 million related to the vessels and utilizing our revolving credit facility for the remainder of the purchase price.

The acquisition of the two Suezmax tankers was accounted for as a transfer of a business between entities under common control. The transfer of net assets between entities under common control are accounted for as if the transfer occurred from the date that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. The financial results for the years ended December 31, 2008 and 2007 have been retroactively adjusted to reflect the financial results of the two Suezmax tankers for the periods under common control of Teekay Corporation prior to acquisition of the vessels by us, and such results for such period are collectively referred to as the Dropdown Predecessor.
In connection with our initial public offering, Teekay Corporation agreed to offer to us the right to purchase from it up to four existing Suezmax-class oil tankers. In April 2008, we completed the 2008 Suezmax Additions pursuant to this commitment. We have agreed to purchase the third Suezmax tanker prior to August 13, 2009, subject to obtaining acceptable financing, and Teekay Corporation has agreed to offer to us prior to June 18 2010, the right to purchase the fourth Suezmax tanker. The purchase price for any of these four Suezmax tankers is the vessel’s fair market value at the time of offer, taking into account any existing charter and based on independent ship broker valuations. We also anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation will offer to us from time to time. These tankers may include crude oil and product tankers.
Our Charters
We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•
Voyage charters participating in pooling arrangements, are charters for shorter intervals that are priced on a current or “spot” market rate then adjusted for pool participation based on predetermined criteria; and

•
Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Off-hire (4)	Customer does not pay	Customer does not pay

(1)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(2)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(4)	“Off-hire” refers to the time a vessel is not available for service.
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
Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue yet is not employed, are included in revenue days. We use revenue days to explain changes in our net voyage revenues between periods.
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
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. On April 7, 2008, we acquired the Ganges Spirit and the Narmada Spirit from Teekay Corporation. This transaction was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting our financial statements, for periods prior to the date the interests in these vessels were actually acquired by us, are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay Corporation and had begun operations. As a result, our statements of income for the year ended December 31, 2008 and 2007, reflect the results of the Dropdown Predecessor as if we had acquired the vessels on August 1, 2007, when each respective vessel began operations under the ownership of Teekay Corporation.

•
Our financial results reflect changes in our capital structure. Prior to our initial public offering, the ship-owning subsidiaries for seven of the eleven vessels in our fleet were borrowers under a revolving credit facility along with other subsidiaries of Teekay Corporation. This facility, which was repaid prior to the offering, was previously used in part for corporate-related investments of Teekay Corporation. Consequently, the amount outstanding under this facility fluctuated significantly during the period from January 1, 2007 to our initial public offering on December 18, 2007 and our historical interest expense is not necessarily indicative of our interest expense following the offering.

•
Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. This affects the amount of dividends, if any, we pay on our common stock from period to period.

•
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended March 31 and December 31.

•
Our general and administrative expenses are affected by our Management Agreement and costs we incur from being a public company. In connection with our initial public offering in December 2007, we entered into the long-term Management Agreement with our Manager, Teekay Tankers Management Services Ltd., a subsidiary of Teekay Corporation. Under this agreement, our Manager provides to us commercial, technical, administrative and strategic services. We pay a market-based fee for these services. Prior to our initial public offering, our general and administrative expenses reflect an allocation of general and administrative expenses from Teekay Corporation. The annual expenses we have incurred after our initial public offering under the Management Agreement for commercial, technical, administrative and strategic services generally have been lower than our general and administrative expenses for comparable periods prior to our initial public offering. However, we may incur additional general and administrative expenses as a result of our Manager being entitled to a performance fee under the Management Agreement under certain circumstances. Please read Note 9(e) to our consolidated financial statements included in this Annual Report. In addition, since our initial public offering we have been incurring additional general and administrative expenses as a result of being a publicly traded company, including costs associated with annual reports to stockholders and SEC filings, investor relations, The New York Stock Exchange annual listing fees and tax compliance expenses.

•
Our vessel operating expenses are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to significant growth in the world fleet. This shortage resulted in crew wage increases during 2007 and 2008 and has continued to date during 2009.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. Our vessels are normally offhire when they are being drydocked. During 2008, three of our vessels were drydocked. None of our vessels drydocked during 2007. One vessel has already been drydocked in 2009 and we anticipate an additional three vessels will be scheduled for drydocking in 2009.

Results of Operations
In accordance with United States generally accepted accounting principals (or GAAP), we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated “time charter equivalent” (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. There are two reasons for this. First, under time charters the customer usually pays the voyage expenses, while under voyage charters the shipowner usually pays the voyage expenses. Second, the revenues and voyage expenses of our vessels that operate in pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on the time charter equivalent basis, are allocated to the pool participants according to an agreed formula. We account for the net allocation from the pool as voyage revenues. Accordingly, the discussion of revenue below focuses on net voyage revenues (or voyage revenues less voyage expenses) and TCE rates where applicable.
Year Ended December 31, 2008 versus Year Ended December 31, 2007
The following table presents our operating results for the years ended December 31, 2008 and 2007 and compares net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2008	2007	% Change

Voyage revenues	$144,169	$155,690	(7.4)
Voyage expenses	1,859	47,447	(96.1)

Net voyage revenues	142,310	108,243	31.5
Vessel operating expenses	31,113	23,897	30.2
Depreciation and amortization	22,943	19,272	19.0
General and administrative	7,670	13,403	(42.8)

Income from vessel operations	80,584	51,671	56.0

Interest expense	(29,272)	(11,112)	163.4
Interest income	475	—	—
Other income (expense) — net	49	(8)	713.0

Net Income	$51,836	$40,551	27.8

Tanker Market
Demand for conventional oil tankers is a function of several factors, including: world oil demand and supply (which affect the amount of crude oil and refined products transported in tankers); the relative locations of oil production, refining and consumption (which affects the distance over which the oil or refined products are transported); and the supply of tankers.
Average crude tanker freight rates rose in 2008 to the highest level since 1990 driven by counter-seasonally high rates in the second and third quarters of the year. The strength in crude tanker rates was primarily driven by an increase in long-haul oil movements between the Atlantic and Pacific basins as well as record high OPEC crude output levels for most of the year. In addition, short-term factors, such as hurricane related port delays and labor strikes in the Mediterranean and Iran that resulted in the use of up to 20 VLCCs and Suezmax tankers as floating storage, helped tighten tanker supply and drive up rates during the summer months. Tanker fleet growth was dampened through much of 2008 by the effect of vessels being removed from the fleet for conversion to dry bulk and offshore units and scrapping. Crude tanker rates eased in the fourth quarter of 2008 as OPEC started to implement production cutbacks in response to weakening oil demand as a result of the downturn in the global economy.
Growth in the global economy slowed during 2008, particularly in the second half of the year after a series of shocks to global financial markets. The International Monetary Fund (IMF) reported that world gross domestic product growth averaged 3.2% in 2008, down from 5.2% in 2007, with growth averaging just 1.0% in 2008 in OECD countries. The slowdown in global economic growth affected global oil demand, which contracted by 0.3 mb/d (or 0.3%) according to the International Energy Agency (IEA). Oil demand in the OECD fell by 1.7 mb/d in 2008 while non-OECD demand grew by 1.4 mb/d led by China, Asia and the Middle East. Global oil supply rose by 0.8 mb/d in 2008 compared to 2007, driven by higher OPEC output as a result of record high crude oil prices for much of 2008.
The IMF estimates that the global economy will shrink by 1.3% in 2009 as the global economic downturn deepens. The advanced economies of North America, Europe and Japan are undergoing a recession in 2009 while emerging and developing economies are expected to experience much slower growth than in previous years. The IEA estimates that global oil demand will decline by 2.6 mb/d (3.0%) in 2009, which would be the first time that global oil demand has declined in consecutive years in over 25 years. Non-OPEC oil supply is expected to decline by 0.3 mb/d in 2009 as declining output from the North Sea and Mexico outweighs increased output from the U.S. and Brazil. OPEC has announced 4.2 mb/d in production cuts since September 2008 in an effort to induce a draw down of global oil stocks and thereby increase crude oil prices.

The world tanker fleet rose to 407.4 million dwt as of December 31, 2008, up 21.8 million dwt (or 5.7%) from the end of 2007. Tanker fleet growth was dampened for much of 2008 by increased scrapping and the removal of vessels for conversion to other ship types, particularly dry bulk vessels. Tanker scrap prices rose to a record high of around $750 per lightweight tonne (ldt) in mid-2008. Demolition prices have since fallen to around $250 per ldt as of June 1, 2009 due to a decline in steel prices and an increase in the number of ships being sold for scrap, particularly in the dry bulk market. In total, 14.7 mdwt of tankers were removed from the fleet during 2008, the highest level of tanker removals since 2003. Tanker deliveries are expected to increase in 2009 with approximately 62 mdwt of tankers scheduled to deliver during the year. However, a number of factors could dampen fleet growth, including increased scrapping of single-hull tankers ahead of the IMO mandated 2010 phase-out date, ship order cancellations due to effects of the global economic and credit crises, and delays of new vessel deliveries, particularly from proposed and newly established shipyards which account for approximately 25% of the crude tanker orderbook.
Fleet and TCE Rates
During 2008, the acquisition of the two Suezmax vessels pursuant to the 2008 Suezmax Additions increased the number of vessels in our fleet to eleven compared to nine in 2007. However, the financial results of the Dropdown Predecessor relating to these two vessels have been included, for accounting purposes, in our results as if they were acquired on August 1, 2007, when they were acquired and began operations as conventional tankers for Teekay Corporation. Please read Note 1 to our consolidated financial statements included in this Annual Report.
The following table outlines the average TCE rates earned by vessels for the years ended December 31, 2008 and 2007:

	Year Ended December 31, 2008			Year Ended December 31, 2007
			Average			Average
	Net		TCE per	Net		TCE per
	Voyage	Revenue	Revenue	Voyage	Revenue	Revenue
	Revenues (1)	Days	Day	Revenues (2)	Days	Day
	(in thousands)			(in thousands)

Voyage-charter contracts — Aframax	$63,256	1,546	$40,911	$65,775	2,168	$30,378
Voyage-charter contracts — Suezmax	19,550	347	56,282	4,650	153	31,293
Time-charter contracts — Aframax	50,997	1,604	31,788	33,180	1,088	30,516
Time-charter contracts — Suezmax	12,400	365	33,946	4,638	153	30,313

Total	$146,202	3,862	$37,846	$108,243	3,562	$30,456

(1)
Excludes a total of $2.2 million in management fees payable by us to Teekay Corporation for commercial, technical, and administrative services of our vessels, of which $1.6 million is for commissions paid as a result of participating in pooling arrangements managed by subsidiaries of Teekay Corporation.

(2)	Excludes $0.1 million of management fees payable by us for participating in pool arrangements managed by subsidiaries of Teekay Corporation.
Net Voyage Revenues. Net voyage revenues increased to $142.3 million for the year ended December 31, 2008, compared to $108.2 million for 2007, primarily due to:
•	an increase of $21.8 million due to the additional revenue days attributable to the 2008 Suezmax Additions and the Dropdown Predecessor; and
•	an increase of $18.1 million from an increase in average TCE rates earned by our vessels operating on spot-market-based voyage charters and time-charter contracts;
partially offset by
•	a decrease $3.7 million due to 92 off-hire days in 2008 from the scheduled drydocking of the Nassau Spirit; which drydocking was completed in June 2008;
•	a decrease of $1.2 million due to 29 off-hire days in 2008 for vessel repairs to the Sotra Spirit, with the majority of the repairs completed in July and November, 2008; and
•	a decrease of $0.9 million due to 19 off-hire days in 2008 from the scheduled drydocking of the Narmada Spirit; which drydocking was completed in October 2008.
The scheduled drydock of the Nassau Spirit was longer than a typical drydock primarily due to extensive steel work performed.
Vessel Operating Expenses. Vessel operating expenses increased to $31.1 million for the year ended December 31, 2008, compared to $23.9 million for 2007, primarily due to:
•	an increase of $3.9 million from increased wage levels;
•	an increase of $1.6 million due to the 2008 Suezmax Additions and the Dropdown Predecessor; and
•	an increase of $1.0 million from increases in repairs and maintenance.
Depreciation and Amortization. Depreciation and amortization increased to $22.9 million for the year ended December 31, 2008, compared to $19.3 million for 2007, primarily due to:
•	an increase of $5.0 million due to the 2008 Suezmax Additions and the Dropdown Predecessor;
partially offset by
•	a decrease of $2.2 million due to an increase in the estimated residual value of our vessels for accounting purposes, which was primarily driven by increases in steel prices

General and Administrative Expenses. General and administrative expenses were $7.7 million for the year ended December 31, 2008, compared to $13.4 million for 2007. The change in general and administrative expenses was primarily due to:
•	a net decrease of $6.5 million from our entering into the Management Agreement with our Manager in December 2007; and
partially offset by:
•	an increase of $1.7 million in corporate expenses incurred during 2008 compared with 2007.
General and administrative expenses for the year ended December 31, 2008, includes $1.4 million for a performance fee payable to our Manager under the Management Agreement. Please read Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement.”
Interest Expense. Interest expense was $29.3 million and $11.1 million, respectively, for the years ended December 31, 2008 and 2007. The change in interest expense was primarily due to:
•	an increase of $14.2 million relating to the change in fair value of our interest rate swap; and
•
an increase of $4.6 million due to the increased weighted-average outstanding balance under revolving credit facilities during 2008 compared to 2007 as a result of increased net debt we incurred relating to the 2008 Suezmax Additions and the Dropdown Predecessor.

We have not designated, for accounting purposes, our interest rate swap as a cash flow hedge of our U.S. Dollar LIBOR-denominated borrowings, and as such, the unrealized changes in fair value of the swap are reflected in interest expense in our consolidated statements of income.
Net Income. As a result of the foregoing factors, net income was $51.8 million and $40.6 million, respectively, for the years ended December 31, 2008 and 2007.
Year Ended December 31, 2007 versus Year Ended December 31, 2006
The following table presents our operating results for the years ended December 31, 2007 and 2006 and compares net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2007	2006	% Change

Voyage revenues	$155,690	$153,093	1.7
Voyage expenses	47,447	46,408	2.2

Net voyage revenues	108,243	106,685	1.5
Vessel operating expenses	23,897	21,777	9.7
Depreciation and amortization	19,272	15,614	23.4
General and administrative	13,403	12,142	10.4

Income from vessel operations	51,671	57,152	(9.6)

Interest expense	(11,112)	(15,737)	(29.4)
Other income (expense) — net	(8)	(1,262)	(99.4)

Net Income	$40,551	$40,153	1.0

Tanker Market
Average crude tanker freight rates in 2007 were lower than in 2006, but were still above long-term averages. In mid-2007 oil prices experienced “backwardation” for the first time in almost three years, in that the spot price of oil was higher at that time than the expected future price. This situation encouraged the drawdown of existing oil inventories. This drawdown had a negative impact on tanker demand and led to a strong decline in global oil inventories. A heavy refinery maintenance schedule also reduced tanker demand and lower volumes of oil from OPEC constrained oil supply. Crude tanker freight rates rallied in the fourth quarter of 2007, as seasonal oil demand, low inventories, the return of refineries from seasonal maintenance and a 0.5 million mb/d increase in OPEC supply commencing November 1, 2007 led to a sharp increase in crude tanker freight rates.
World gross domestic product growth averaged 4.9% during 2007. This rate is above the long-term average, but was a slight decline from 2006. A weaker fourth quarter in 2007 brought about by the sub-prime mortgage crisis in the United States caused a slowdown in growth in the OECD nations. Global oil demand for 2007 averaged 85.8 mb/d, which was an increase of 0.9 mb/d (or 1.1%) from 2006. Oil demand in OECD countries during 2007 was relatively flat as a mild winter and high oil prices stunted demand growth. China, Asia and the Middle East accounted for the majority of the oil demand growth during 2007. Global oil supply rose by 0.2 mb/d in 2007 as increases in production from the Former Soviet Union were offset by a decline in North Sea production and low volumes from OPEC for most of the 2007 year.

The size of the world tanker fleet rose to 385.9 million dwt as of December 31, 2007, up 22.6 million dwt (or 6.2%) from the end of 2006. The world tanker orderbook rose to 157.4 million dwt as at December 31, 2007, the highest levels since the 1970’s. An estimated 100 tankers were sold for conversion to dry bulk, offshore or other ship types during 2007, including tankers across all the crude sectors (ULCC, VLCC, Suezmax and Aframax). Many of these vessels were expected to leave the fleet during 2008, which would dampen fleet growth and tighten the supply/demand balance. The increased discrimination against single-hull tankers following the oil spill from a single-hull VLCC off South Korea in December 2007 also lead to further conversion sales and scrapping of single-hull tankers.
Fleet and TCE Rates
The number of vessels in our fleet remained unchanged at nine vessels for 2007 compared to 2006. However, as a result of the acquisitions of the two Suezmax tankers in April 2008, the financial results of the Ganges Spirit and the Narmada Spirit have been included, for accounting purposes, in our results as if they were acquired on August 1, 2007, when they were acquired and began operations as conventional tankers for Teekay Corporation. Please read Note 1 to our consolidated financial statements included in this Annual Report.
The following table outlines the average TCE rates earned by vessels for the years ended December 31, 2007 and 2006:

	Year Ended December 31, 2007			Year Ended December 31, 2006
			Average			Average
	Net		TCE per	Net		TCE per
	Voyage	Revenue	Revenue	Voyage	Revenue	Revenue
	Revenues (1)	Days	Day (1)	Revenues	Days	Day
	(in thousands)			(in thousands)

Voyage-charter contracts — Aframax	$65,775	2,168	$30,378	$75,589	2,178	$34,708
Voyage-charter contracts — Suezmax	4,650	153	31,293	—	—	—
Time-charter contracts — Aframax	33,180	1,088	30,516	31,096	1,094	28,431
Time-charter contracts — Suezmax	4,638	153	30,313	—	—	—

Total	$108,243	3,562	$30,456	$106,685	3,272	$32,609

(1)	TCE per Revenue Day excludes Teekay Pool management fees payable by us of $0.1 million.
Net Voyage Revenues. Net voyage revenues increased to $108.2 million for the year ended December 31, 2007, compared to $106.7 million for 2006, primarily due to:
•	an increase of $9.3 million due to the inclusion of the financial results of the Dropdown Predecessor;
partially offset by
•	a decrease of $0.1 million due to the decrease in average TCE rates earned by our vessels operating on spot-market voyage charters;
Vessel Operating Expenses. Vessel operating expenses increased to $23.9 million for the year ended December 31, 2008, compared to $21.8 million for 2007, primarily due to:
•	an increase of $2.0 million due to the inclusion of the financial results of the Dropdown Predecessor;
•	an increase of $0.5 million from increased crewing costs;
•	an increase of $0.4 million from an increase in maintenance activities;
partially offset by
•
a decrease of $1.4 million in crewing costs for the Nassau Spirit. In connection with the re-flagging of this vessel from Canada to the Bahamas in August 2006, we changed the crew on the Nassau Spirit from Canadian crew to international crew.

Depreciation and Amortization. Depreciation and amortization increased to $19.3 million for the year ended December 31, 2007, compared to $15.6 million for 2006, primarily due to an increase of $3.6 million due to the inclusion of the financial results of the Dropdown Predecessor.
General and Administrative Expenses. General and administrative expenses were $13.4 million for the year ended December 31, 2007, compared to $12.1 million for 2006. The change in general and administrative expenses was primarily due to:
•	an increase of $0.9 million due to the inclusion of the financial results of the Dropdown Predecessor; and
•	an increase of $0.4 million due to an increase in management fees and general and administrative expenses allocated from Teekay Corporation prior to our initial public offering
Interest Expense. Interest expense was $11.1 million and $15.7 million, respectively, for the years ended December 31, 2007 and 2006. The change in interest expense was primarily due to:
•	a decrease of $9.2 million due to the weighted-average outstanding balance of revolving credit facilities during 2007 compared to 2006 partially offset by
•	an increase of $4.6 million due to the inclusion of the financial results of the Dropdown Predecessor.

]

Net Income. As a result of the foregoing factors, net income increased to $40.6 million for 2007, from $40.2 million for 2006.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our short-term liquidity requirements are for the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. As at December 31, 2008, our total cash and cash equivalents was $26.7 million. Our total liquidity, including cash and undrawn credit facilities, was $72.4 million as at December 31, 2008, down from $149.8 million as at December 31, 2007. The change in liquidity was mainly the result of utilizing availability under our revolving credit facility for the acquisition of the two Suezmax vessels in April 2008, the prepayment of long-term debt and the payment of dividends, partially offset by net operating cash flow. We believe that our working capital is sufficient for our present requirements.
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
Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, cash from operations, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter (subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of business), we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay Corporation or third parties.
As at December 31, 2008, our revolving credit facility provided for borrowings of up to $343.0 million, of which $45.7 million was undrawn. The amount available under this revolving credit facility decreases by $18.9 million commencing in 2012 and the credit facility matures in 2017. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. The acquisitions of two of our Aframax tankers were financed with a term loan which bears interest at a rate of 4.06%. As of December 31, 2008, the balance of this term loan was $31.5 million. The loan requires $0.9 million in quarterly principal payments. Please read Note 4 to our consolidated financial statements included in this Annual Report.
As of June 1, 2009, our vessel financings were collateralized by all of our vessels. The term loan used to finance two of our Aframax tankers and our revolving credit facility contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing additional indebtedness;
•	making certain negative pledges or granting certain liens; and
•	selling, transferring, assigning or conveying assets.
In addition, our revolving credit facility contains covenants that require us to maintain a minimum liquidity (i.e., cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of a minimum of $35.0 million and at least 5.0% of our total debt. As at June 1, 2009, we were in compliance with all of our covenants under our credit facilities.
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
We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use these financial instruments for trading or speculative purposes. Please read Item 11: “Quantitative and Qualitative Disclosures About Market Risk.”

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	2008	2007
	(in thousands)	(in thousands)
Net cash flow from operating activities	$77,573	$62,463
Net cash flow used in financing activities	(82,445)	(26,437)
Net cash flow used in investing activities	(3,269)	(1,187)
Operating Cash Flows
Net cash flow from operating activities increased to $77.6 million in 2008, from $62.5 million in 2007, primarily due to an increase in average spot tanker market rates and the addition of the two Suezmax tankers, partially offset by an increase in drydocking expenditures, working capital advances to the managers of the pooling arrangements in which some of our vessels participate, and the timing of our cash receipts and payments. Net cash flow from operating activities primarily depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, changes in interest rates, fluctuations in working capital balances and spot market tanker rates. The number of vessel drydockings tends to be uneven between periods. In 2008, three of our vessels were drydocked compared to no drydockings in 2007.
Financing Cash Flows
Net cash outflow from financing activities increased to $82.4 million in 2008 from $26.4 million in 2007, primarily due to the declaration of cash dividends during 2008. Dividends paid by us during the year ended December 31, 2008 were $69.6 million. On May 29, 2009, we paid a cash dividend of $0.59 per share of common stock for the quarter ended March 31, 2009. On March 13, 2009, we paid a cash dividend of $0.72 per share for the quarter ended December 31, 2008, which resulted in total cash dividends paid of $3.39 per share with respect to the four quarters ended December 31, 2008. We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors.
During the year ended December 31, 2008 we repaid $3.6 million of our term loan, prepaid $15.0 million of indebtedness under our revolving credit facility, and paid $1.1 million of share issuance costs relating to our initial public offering.
We received $125.0 million from our revolving credit facility during the year ended December 31, 2008. We used $115.0 million of these funds to pay for the acquisition of the two Suezmax tankers in April 2008 and such payment is presented in the statement of cash flows as a prepayment of long term debt of the Dropdown Predecessor of $108.1 million and $7.0 million as a return of capital. In connection with this acquisition, our statement of cash flows was retroactively adjusted to include the cash flows of the Dropdown Predecessor for the period from August 1, 2007 through April 6, 2008.
Immediately preceding our initial public offering in December 2007, we borrowed $114.0 million under our revolving credit facility. We retained $35.0 million for working capital and general corporate purposes. We used the remaining $79.0 million to repay advances from Teekay Corporation. We raised $209.6 million from our initial public offering. We used $180.8 million of these funds to repay a promissory note from Teekay Corporation and we used $27.4 million to repurchase 1.5 million shares of Class A common stock from Teekay Corporation. The Dropdown Predecessor borrowed $68.5 million on the revolving credit facility and advanced $68.5 million to Teekay reflected as an increase to advances to affiliates in the statement of cashflows.
Prior to our initial public offering, borrowings under a prior revolving credit facility and cash flow from operations were used by Teekay Corporation for general corporate purposes. In addition, Teekay Corporation paid for all repayments of long-term debt and investments in vessels and equipment.
Investing Cash Flows
During 2008 and 2007 we incurred $3.3 million and $1.2 million respectively, of vessel upgrade and equipment expenditures. The increase of $2.1 million in 2008 compared with 2007 is a result of upgrades made to the overall fleet and to align the safety standards of the two Suezmax tankers acquired in April 2008 with those of Teekay Corporation.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2008:

			2010	2012
			and	and	Beyond
(in millions of U.S. dollars)	Total	2009	2011	2013	2013

U.S. Dollar-Denominated Obligations:
Long-term debt (1)	328.8	3.6	7.2	18.1	299.9
Technical vessel management and administrative fees	48.4	3.5	6.9	6.9	31.1

Total	377.2	7.1	14.1	25.0	331.0

(1)
Excludes expected interest payments of $11.2 million (2009), $21.9 million (2010 and 2011), $21.3 million (2012 and 2013) and $30.7 million (beyond 2014). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus a margin of 0.60% at December 31, 2008 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our financial statements in accordance with GAAP, which require us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 1 to our consolidated financial statements included in this Annual Report.
Revenue Recognition
Description. Within the shipping industry, the two methods used to account for revenues and expenses are the percentage of completion and the completed voyage methods. Most shipping companies, including us, use the percentage of completion method. For each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for another voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. We recognize revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. We do not recognize revenues during days that a vessel is off-hire.
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
Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Aframax and Suezmax tankers, from the date the vessel was originally delivered from the shipyard. In the shipping industry, the use of a 25-year vessel life for Aframax and Suezmax tankers has become the prevailing standard. However, the actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.
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

Expenses
Description. The combined carve-out financial statements of Teekay Tankers Predecessor reflect all of the expenses that Teekay Corporation incurred on our behalf prior to our initial public offering in December 2007. These expenses, which have been allocated from Teekay Corporation, include general and administrative expenses, interest expense and income tax expenses. We believe that we have used a reasonable method of allocating these common expenses to Teekay Tankers Predecessor. However, such estimates may not reflect actual results.
General and administrative expenses of the Teekay Tankers Predecessor were not identifiable as relating solely to the vessels. General and administrative expenses consist primarily of salaries and other employee-related costs, office rent, legal and professional fees and travel and entertainment. For periods prior to our initial public offering, general and administrative expenses of Teekay Corporation were apportioned to Teekay Corporation’s spot tanker segment and fixed-rate tanker segment (which included, among other vessels, Teekay Tankers Predecessor’s nine vessels) based on estimated use of corporate resources. The resulting amounts were partially allocated to Teekay Tankers Predecessor based on its proportionate share of the total ship-operating (calendar) days of Teekay Corporation’s spot tanker and fixed-rate tanker segments for the applicable period.
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
Valuation of Derivative Instruments
Description. Effective January 1, 2008, we adopted Statement of Financial Accounting Standards (or SFAS) No. 157, Fair Value Measurements. In accordance with Financial Accounting Standards Board Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, we deferred the adoption of SFAS No. 157 for our nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009.
Judgments and Uncertainties. The fair value of our interest rate swap agreement is the estimated amount that we would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates and estimates of the current credit worthiness of both us and the swap counterparty. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as derivative assets and liabilities could vary by a material amount in the near term.
Effect if Actual Results Differ from Assumptions. If our estimates of fair value are inaccurate, this could result in a material adjustment to the carrying amount of derivative asset or liability and consequently the change in fair value for the applicable period that would have been recognized in earnings.
Recent Accounting Pronouncements
In October 2008, the Financial Accounting Standards Board (or FASB) issued SFAS No. 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, SFAS No. 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in SFAS No. 157-3 is effective immediately but does not have any impact on our consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161: Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133 (or SFAS 161). The statement requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years, and interim periods within those fiscal years, beginning after November 15, 2008, with early application allowed. SFAS 161 allows but does not require, comparative disclosures for earlier periods at initial adoption. We are currently evaluating the potential impact, if any, of the adoption of SFAS 161 on our consolidated financial statements.
In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any noncontrolling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. We are currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on our consolidated financial statements.

Item 6. Directors, Senior Management and Employees
Our board of directors and executive officers oversee and supervise our operations. Subject to this oversight and supervision, our operations are managed generally by our Manager. Upon the closing of our initial public offering, we entered into (a) the long-term Management Agreement pursuant to which our Manager and its affiliates provide to us commercial, technical, administrative and strategic services and (b) a revenue sharing pool agreement with Teekay Corporation and Teekay Chartering Limited, a subsidiary of Teekay Corporation, pursuant to which Teekay Chartering Limited commercially manages the Teekay Pool by providing chartering and marketing services for all participating tankers. Please read Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions,” for descriptions of these agreements.
Our Chief Executive Officer, Bjorn Moller, our Executive Vice President, Peter Evensen, and our Chief Financial Officer, Vincent Lok, allocate their time between managing our business and affairs, directly as such officers and indirectly as officers of our Manager, and the business and affairs of Teekay Corporation, for which they also serve as the Chief Executive Officer, Executive Vice President and Chief Strategy Officer, and Executive Vice President and Chief Financial Officer, respectively. The amount of time Messrs. Moller, Evensen and Lok allocate among our business and the businesses of Teekay Corporation, our Manager and other subsidiaries of Teekay Corporation varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.
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
Directors and Executive Officers of Teekay Tankers Ltd.
The following table provides information about the directors and executive officers of Teekay Tankers Ltd. Directors are elected for one-year terms. The business address of each of our directors and officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Ages of the directors are as of December 31, 2008.

Name	Age	Position

C. Sean Day	59	Chairman of the Board of Directors (1)
Bjorn Moller	51	Chief Executive Officer and Director
Vincent Lok	40	Chief Financial Officer
Peter Evensen	50	Executive Vice President and Director
Richard J.F. Bronks	43	Director (2)
Richard T. du Moulin	62	Director (2)
William Lawes	65	Director (2)

(1)	Member of Nominating and Governance Committee

(2)	Member of Audit Committee, Conflicts Committee and Nominating and Governance Committee.
Certain biographical information about each of these individuals is set forth below:
C. Sean Day has served as Chairman of the Board of Teekay Tankers Ltd. since it was formed in October 2007 and also serves as Chairman of our Manager. Mr. Day has also served as Chairman of the Board for Teekay Corporation since September 1999, Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) since it was formed in November 2004, and Teekay Offshore GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) since it was formed in August 2006. . From 1989 to 1999, Mr. Day was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation, and as Chairman of Compass Diversified Holdings.
Bjorn Moller was appointed as Teekay Tankers’ Chief Executive Officer and Director in October 2007 and also serves in those same capacities for our Manager. Since April 1998, Mr. Moller has served as the President and Chief Executive Officer of Teekay Corporation. He also serves as Vice Chairman and Director of each of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. Mr. Moller has over 25 years experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since 2006 and on the Board of the American Petroleum Institute since 2000. He has held senior management positions with Teekay for more than 15 years, and has led Teekay’s overall operations since January 1997, following his promotion to the position of Chief Operating Officer. Prior to this, Mr. Moller headed Teekay’s global chartering operations and business development activities.
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
Peter Evensen was appointed Executive Vice President and a Director of Teekay Tankers Ltd. in October 2007 and serves in those same capacities for our Manager. He has also served as Chief Executive Officer, Chief Financial Officer and director of Teekay GP L.L.C. and of Teekay Offshore GP L.L.C. Mr. Evensen also holds the position of Executive Vice President and Chief Strategy Officer of Teekay Corporation. He joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed to his current positions with Teekay Corporation in February 2004. Mr. Evensen has over 25 years experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

Richard J.F. Bronks joined the Board of Directors of Teekay Tankers Ltd. in January 2008. Mr. Bronks recently retired from Goldman Sachs, where he held a number of positions during his career. From 2004 until March 2007, Mr. Bronks was responsible for building Goldman Sachs’ equity, bond and loan financing business in emerging markets, including Central and Eastern Europe, Russia, the Former Soviet Union, the Middle East, Turkey and Africa. From 1999 to 2004, Mr. Bronks served as a co-head of Goldman’s global commodity business, engaged in the trading of commodities and commodity derivatives, and the shipping and storage of physical commodities. From 1993 to 1999, Mr. Bronks served as a member of Goldman’s oil derivatives business in London and New York. Prior to joining Goldman Sachs, Mr. Bronks was employed by BP Oil International, in both its oil derivatives business and its crude oil trading business.
Richard T. du Moulin joined the Board of Directors in December 2007. Mr. du Moulin is currently the President of Intrepid Shipping LLC, a position he has held since he founded Intrepid Shipping in 2002. From 1998 to 2002, Mr. du Moulin served as Chairman and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is Chairman of the Development Committee and Vice Chairman of the Board of Trustees for Seamens Church Institute. He serves as a Trustee of Storm Trysail Club and Friends of Georgetown Sailing, and served as a former Trustee of the New York Yacht Club. Mr. du Moulin currently serves as a Director of Tidewater Inc. Mr. du Moulin served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999.
William Lawes joined the Board of Directors of Teekay Tankers Ltd. in January 2008. Mr. Lawes served as a Managing Director and a member of the Europe, Africa and Middle East Regional Senior Management Board of JPMorgan Chase and its predecessor banks based in London from 1987 until 2002. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland. Since March 2005, Mr. Lawes has served as a Director and Chairman of the Audit Committee of Diana Shipping Inc., a global provider of shipping transportation services.
Directors and Executive Officers of Our Manager
The following table provides information about the directors and executive officers of our Manager. As noted above, our Manager and certain of its wholly owned subsidiaries provide to us commercial, technical, administrative and strategic services pursuant to the Management Agreement. Our Manager was formed, and its directors and executive officers were appointed, in October 2007. Ages of these individuals are as of December 31, 2008.

Name	Age	Position

C. Sean Day	59	Chairman of the Board of Directors
Bjorn Moller	51	Chief Executive Officer and Director
Vincent Lok	40	Chief Financial Officer
Peter Evensen	50	Executive Vice President and Director
As noted above, the directors and executive officers of our Manager also serve as directors or executive officers of us. The business experience of these individuals is described above.
Compensation of Directors and Senior Management
Executive Compensation
Our executive officers are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or such other subsidiaries, and we reimburse Teekay Corporation for time spent by our executive officers on our management matters following our initial public offering in 2007. This reimbursement is a component of the management fee we pay our Manager, pursuant to the Management Agreement we have with our Manager. The aggregate amount of such reimbursement for the year ended December 31, 2008 was $1,183,012 (2007: December 17—December 31, 2007 $38,356).
Compensation of Directors
Officers of us or Teekay Corporation who serve as our directors do not receive additional compensation for their service as directors. Each of our non-management directors receives compensation for attending meetings of the board of directors, as well as committee meetings. Non-management directors (excluding the chairman of the board of directors) receive an annual cash fee of $40,000 and an annual award of fully-vested shares of Class A common stock with a value of approximately $50,000. The Chairman of the Board of Directors receives an annual cash fee of $65,000 and an annual award of fully-vested shares of Class A common stock with a value of approximately $65,000. During 2008, we awarded an aggregate of 13,253 Class A common shares to non-management directors. In addition, members of the audit committee each receive a committee cash fee of $7,500 per year, and the chair of the audit committee receives an additional fee of $5,000 for serving in that role. Members of the conflicts committee each receive a committee fee of $7,500 per year, and the chair of the conflicts committee receives an additional fee of $5,000 for serving in that role. The chair of the nominating and governance committee receives a fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors and committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
Our non-management directors received an aggregate of $447,721 in compensation for their service as directors during 2008 (2007, $nil).

Long-Term Incentive Program
We have adopted the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan in which our and our affiliates’ employees, directors and consultants are eligible to participate. The plan provides for the award of restricted stock, restricted stock units, stock options, stock appreciation rights and other stock or cash-based awards. During 2008, 13,253 shares were awarded to non-management directors under the plan and as a result, as at December 31, 2008, we had 986,747 shares of our Class A common stock reserved for delivery pursuant to awards granted under the plan. To date these have been the only awards under the plan.
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
NYSE does not require a company like ours, which is a “foreign private issuer” and of which more than 50% of the voting power is held by another company, to have a majority of independent directors on the board of directors or to establish compensation or nominating/corporate governance committees composed of independent directors.
The Board has the following three committees: Audit Committee, Conflicts Committee and Nominating and Governance Committee. The membership of these committees as of June 1, 2009 and the function of each of the committees are described below. Each of the committees, other than the Nominating and Governance Committee, is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Other Information—Corporate Governance” in the Investor Centre of our Web site at www.teekaytankers.com
Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee includes William Lawes (Chair), Richard J.F. Bronks and Richard du Moulin. All members of the committee are financially literate and the Board has determined that Mr. Lawes qualifies as an audit committee financial expert.
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
Our Nominating and Governance Committee includes Richard J.F. Bronks (Chair), Richard du Moulin, William Lawes and C. Sean Day.
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
As of June 1, 2009, approximately 200 seagoing staff served on our vessels. We employ no seagoing staff directly. Instead, certain subsidiaries of Teekay Corporation employ the crews for all vessels. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries. The salaries and other costs associated with the crews supplied by Teekay Corporation are among the items covered by technical management fees payable by us under the Management Agreement. Until April 2009, the crew for the Nassau Spirit was supplied by Unicom Management Services (Cyprus) Ltd., which managed that vessel. In April 2009, the subcontract with Unicom terminated and the technical management of the Nassau Spirit reverted back to our Manager.
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
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of June 1, 2009, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any shares that the person has the right to acquire as of July 31, 2009 (60 days after June 1, 2009) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

Percent of
Total Class A
		Percent of Class A	and Class B
	Class A Common	Common Stock	Common Stock
Identity of Person or Group	Stock	Owned	Owned (1)

All directors and executive officers as a group (7 persons) (1)	230,932	1.8%	0.9%

(1)	Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation. Please read “ 7: Major Shareholders and Related Party Transactions” for more detail.
Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth information regarding beneficial ownership, as of June 1, 2009, of our Class A and Class B common stock by each person or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of July 31, 2009 (60 days after June 1, 2008) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth in the following table.

		Percent of		Percent of	Percent of
		Class A		Class B	Class A and B
	Class A Common	Common Stock	Class B Common	Common Stock	Common Stock
Identity of Person or Group	Stock	Owned	Stock	Owned	Owned
Teekay Corporation (1)	1,000,000	8.0%	12,500,000	100%	54.0%
Iridian Asset Management, LLC (2)	1,178,315	9.4%	—	—	4.8%
Kayne Anderson Capital Advisors, LP(3)	975,892	7.8%	—	—	3.9%
Merrill Lynch & Co, Inc(4)	910,228	7.3%	—	—	3.6%

(1)	The voting power represented by shares beneficially owned by Teekay Corporation is 4.1% for Class A common stock, 49.0% for Class B common stock and 53.1% for total Class A and Class B common stock.

(2)
Includes shared voting power and shared dispositive power as to 1,178,315 shares of Class A common stock. This information is based on the Schedule 13G filed by this investor with the SEC on February 4, 2009. The voting power represented by shares beneficially owned by Iridian Asset Management, LLC is 9.4% for Class A common stock and 4.8% for total Class A and Class B common stock.

(3)
Includes shared voting power and shared dispositive power as to 975,892 shares of Class A common stock. This information is based on the Schedule 13G filed by this investor with the SEC on February 12, 2009. The voting power represented by shares beneficially owned by Kayne Anderson Capital Advisors, LP is 7.8% for Class A common stock and 3.9% for total Class A and Class B common stock.

(4)
Includes shared voting power and shared dispositive power as to 910,228 shares of Class A common stock. This information is based on the Schedule 13G filed by this investor with the SEC on February 17, 2009. The voting power represented by shares beneficially owned by Merrill Lynch & Co, Inc is 7.3% for Class A common stock and 3.6% for total Class A and Class B common stock.

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
Related Party Transactions
a. Contribution, Conveyance and Assumption Agreement
Prior to the closing of our initial public offering in December 2007, we entered into a contribution, conveyance and assumption agreement with Teekay Corporation pursuant to which we acquired from Teekay Corporation a fleet of nine Aframax-class oil tankers in exchange for 12.5 million shares of Class B common stock, 2.5 million shares of Class A common stock and a $180.8 million promissory note that was repaid with proceeds from the public offering. Through its ownership of our capital stock, Teekay Corporation controls us. Please read “—Major Shareholders” above. The following discussion describes certain other provisions of the agreement.
Offer by Teekay Corporation to Teekay Tankers of Four Suezmax Tankers. Under the contribution, conveyance and assumption agreement, Teekay Corporation agreed to offer to us the right to purchase from it up to four existing Suezmax tankers at a price equal to their fair market value at the time of the offer. The four vessels are all double-hull crude oil tankers delivered in 2002 and 2003, with capacities ranging from 159,199 to 165,293 dwt.
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
As at June 1, 2009, we have acquired two double-hull Suezmax tankers from Teekay Corporation pursuant to this agreement. We have agreed to purchase the third Suezmax tanker prior to August 13, 2009, subject to obtaining acceptable financing, and Teekay Corporation has agreed to offer to us, prior to June 18, 2010, the right to purchase the fourth Suezmax tanker.
Please read Item 5: “Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Developments in 2008.”
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
b. Repurchase of Class A Common Stock from Teekay Corporation
In 2007, with the concurrent closing of our initial public offering, we used $27.4 million of the net proceeds from the offering to repurchase 1.5 million shares of Class A common stock from Teekay Corporation, at a price equal to the public offering price per share. The number of shares redeemed from Teekay Corporation equaled the number of shares for which the underwriters exercised their over-allotment option in the public offering.
c. Teekay Tankers’ Executive Officers and Certain of its Directors
C. Sean Day, the Chairman of our board of directors, is also the Chairman of Teekay Corporation, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publicly held partnership controlled by Teekay Corporation), Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) and our Manager, which is a subsidiary of Teekay Corporation that provides to us pursuant to the Management Agreement substantially all services necessary to support our business. Please read Item 7: “Major Shareholders and Related Party Transactions — Related Party Transactions — Management Agreement.”
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
d. Registration Rights Agreement
In connection with our initial public offering, we entered into a registration rights agreement with Teekay Corporation pursuant to which we granted Teekay Corporation and its affiliates certain registration rights with respect to shares of our Class A and Class B common stock owned by them. Pursuant to the agreement, Teekay Corporation has the right, subject to certain terms and conditions, to require us, on up to three separate occasions, to register under the U.S. Securities Act of 1933 shares of Class A common stock, including Class A common stock issuable upon conversion of Class B common stock, held by Teekay Corporation and its affiliates for offer and sale to the public (including by way of underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of our common stock.
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

Compensation of the Manager
Management Fee. In return for services under the Management Agreement, we pay our Manager a management fee based on the following components:
•
Commercial services fee. We pay a fee to our Manager for commercial services it provides to us currently equal to 1.25% of the gross revenue attributable to the vessels, on time charter, our Manager commercially manages for us (excluding vessels participating in the Teekay Pool or the Gemini Pool). The amount of the daily per vessel fee is adjusted every three years by agreement between our Manager and us or, if we cannot reach agreement, by arbitration.

•
Technical services fee. We pay a fee to our Manager for technical services that is equal to the average rate Teekay Corporation charges third parties to technically manage their vessels of a similar size. The amount of the fee for technical services is adjusted quarterly to the extent Teekay Corporation changes the rate it charges third parties for technical services.

•
Administrative and strategic services fees. We pay fees to our Manager for administrative and strategic services that reimburse our Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. The amount of the profit margin is based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar administrative and strategic services. The transfer pricing study is updated at least annually.

Performance Fee. In order to provide our Manager with an incentive to increase our Cash Available for Distribution, the Management Agreement also provides for payment to our Manager of a performance fee in certain circumstances, in addition to the basic fees described above. If Gross Cash Available for Distribution (as defined below) for a given fiscal year exceeds $3.20 per share of our outstanding common stock (or the Incentive Threshold), which represents 20% above an annual incentive baseline dividend amount of $2.65 per share (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year), our Manager generally is entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves our board of directors may have taken during the applicable fiscal period that have not already reduced the Cash Available for Distribution.
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
f. Pooling Agreements
Teekay Pool
In connection with our initial public offering, we entered into a revenue sharing pool agreement (the Teekay Pooling Agreement) with Teekay Corporation and Teekay Chartering Limited, a subsidiary of Teekay Corporation. Pursuant to the Teekay Pooling Agreement, we and Teekay Corporation have agreed to include in the Teekay Pool all of our and its respective Aframax-class oil tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. As of June 1, 2009, the Teekay Pool consisted of 29 tankers, including three of our tankers. Any Aframax tanker that becomes subject to a time charter with a term of at least 90 days or becomes subject to enforcement action under a ship-mortgage foreclosure or similar proceeding will no longer participate in the Teekay Pool, unless otherwise agreed by Teekay Corporation and us. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a third party who is not a party to the Teekay Pooling Agreement.
Under the Teekay Pooling Agreement, Teekay Chartering Limited commercially manages the Teekay Pool by providing chartering and marketing services for all participating tankers. We remain responsible for the technical management of our vessels in the Teekay Pool, and our Manager provides these technical services to us pursuant to the Management Agreement.
Allocation of Teekay Pool Earnings. The Teekay Pool provides a revenue sharing mechanism whereby aggregate revenues and related expenses of the pool are distributed to pool participants based on an allocation formula. Revenues generated by vessels operating in the Teekay Pool less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its age, cargo capacity, pumping capabilities, speed and bunker consumption, as well as actual on-hire performance. The weighting allocation for vessels in the Teekay Pool is adjusted at least every six months and vessels are allocated their initial weighting upon their entry into the pool. The allocation for each vessel participating in the pool is established based on the recommendation of an independent specialist or maritime consultant. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants.
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
Term and Termination Rights. Subject to certain termination rights, the initial term of the Teekay Pooling Agreement expires on December 31, 2022. If not terminated, the Teekay Pooling Agreement will automatically renew for a five-year period and thereafter be extended in additional five-year increments unless we provide a notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.
We may also terminate the Teekay Pooling Agreement in certain other circumstances, including, among others, if:
•
Teekay Chartering Limited or Teekay Corporation materially breaches the Teekay Pooling Agreement (and the matter is unresolved after a 90-day dispute resolution period) or experiences certain bankruptcy events or if Teekay Chartering Limited experiences a change of control to which we do no consent; or

•	the Management Agreement terminates for any reason.
Either Teekay Chartering Limited or Teekay Corporation may terminate the Teekay Pooling Agreement prior to the end of its term under any of the following circumstances:
•	after December 18, 2012 with 12 months’ notice;
•	if we materially breach the Teekay Pooling Agreement and the matter is unresolved after a 90-day dispute resolution period; or
•	if the Management Agreement terminates for any reason.

Gemini Pool
Teekay Corporation and certain third party vessel owners and operators are parties to a revenue sharing pool agreement (the Gemini Pooling Agreement) pursuant to which these pool participants have each agreed to procure to include in the pool certain qualifying Suezmax-class crude tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. As of June 1, 2009, the Gemini Pool consisted of 38 tankers, including one of our vessels, the Narmada Spirit. A participating Suezmax tanker will no longer participate in the Gemini Pool if it becomes subject to a time charter with a term exceeding one year, unless otherwise agreed by all pool participants. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Gemini Pooling Agreement.
Gemini Tankers, a subsidiary of Teekay Corporation, commercially manages the Gemini Pool by providing chartering and marketing services for all participating vessels. Vessel owners remain responsible for the technical management of their vessels in the Gemini Pool, and our Manager provides these technical services with respect to the Narmada Spirit pursuant to the Management Agreement.
Allocation of Gemini Pool Earnings. The Gemini Pool provides a revenue sharing mechanism whereby aggregate revenues and related expenses of the pool are distributed to pool participants based on an allocation formula. Revenues generated by vessels participating in the Gemini Pool less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to the number of days the respective vessels are in the pool.
Commercial Management Fee and Working Capital Payments. Gemini Tankers provides commercial services to pool participants and otherwise administers the pool in exchange for a fee currently equal to $275 per vessel per day plus 1.25% of the gross revenues attributable to the participant’s vessels.
Vessel owners advance to Gemini Tankers $200,000 for working capital purposes upon delivery of a vessel to the Gemini Pool and may be required to advance additional working capital funds from time to time. Working capital advances will be returned when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies.
Term and Termination. There is no specific expiration date for the Gemini Pooling Agreement. However, the pool may be wound up upon unanimous agreement of all participants or upon 180 days advance notice by Gemini Tankers. A pool participant shall, at the discretion of Gemini Tankers, cease to participate in the Gemini Pool if, among other things, it materially breaches the Gemini Pooling Agreement and fails to resolve the breach within a specified cure period or experiences certain bankruptcy events.
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
Our board of directors has adopted a dividend policy to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter, subject to any reserves our board of directors may from time to time determine are required. If we declare a dividend in respect of a quarter in which an equity issuance has taken place, we may choose to calculate the dividend per share by dividing our Cash Available for Distribution for this quarter by the weighted-average number of shares outstanding over the quarter and, if required, borrow additional amounts to permit us to pay this dividend amount on each share outstanding at the end of the quarter. Dividends will be paid equally on a per-share basis between our Class A common stock and our Class B common stock. Cash Available for Distribution represents our net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives.

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

•
Our dividend policy will be affected by restrictions on distributions under our credit facilities, which contain material financial tests and covenants that must be satisfied. If we are unable to satisfy these restrictions included in the credit facilities or if we are otherwise in default under the facilities, we will be prohibited from making cash distributions to our stockholders, notwithstanding our stated cash dividend policy.

•	While we intend that any future acquisitions to expand our fleet will enhance our ability to pay dividends over time, acquisitions could limit our Cash Available for Distribution.
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
In addition, the performance fee payable to our Manager under the Management Agreement may reduce the amount of dividends to our stockholders in any quarter. Although the performance fee is payable on an annual basis, we accrue any amounts expected to be payable in respect of the performance fee on a quarterly basis. Please read Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement—Performance Fee” for additional information about the performance fee.
Significant Changes
Please read Item 5: “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2008” and Note 12 to our consolidated financial statements included in this Annual Report.
Item 9. The Offer and Listing
Our Class A common stock is listed on the New York Stock Exchange (or NYSE) under the symbol “TNK”. The following table sets forth the high and low closing sales prices for our Class A common stock on the NYSE for each of the periods indicated.

	Dec. 31,	Dec. 31,
Years Ended	2008	2007 (1)

High	$26.14	$22.20
Low	4.82	19.50

	Dec. 31,	Sept. 30	June 30	Mar. 31	Dec. 31,
Quarters Ended	2008	2008	2008	2008	2007 (1)

High	$16.89	$25.01	$26.14	$22.00	$22.20
Low	4.82	16.40	16.41	13.52	19.50

	May 31,	Apr. 30,	Mar. 31,	Feb. 29,	Jan. 31,	Dec. 31,
Months Ended	2009	2009	2009	2009	2009	2008

High	$13.99	$12.98	$11.62	$12.93	$14.55	$12.88
Low	10.99	9.25	7.59	8.75	10.55	7.51

(1)	Period beginning December 14, 2007.

Item 10. Additional Information
Articles of Incorporation and Bylaws
Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws have been filed as Exhibits 3.1 and 3.2, respectively, to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147798), filed with the SEC on December 11, 2007, and are hereby incorporated by reference into this Annual Report.
The rights, preferences and restrictions attaching to each class of our capital stock are described in the section entitled “Description of Capital Stock” of our Rule 424(b) prospectus (File No. 333-147798), filed with the SEC on December 13, 2007, and hereby incorporated by reference into this Annual Report.
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
(a)
Contribution, Conveyance and Assumption Agreement, dated December 18, 2007, between Teekay Tankers Ltd. and Teekay Corporation. Please read Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions” for a summary of certain contract terms.

(b)
Management Agreement, dated as of December 18, 2007, between Teekay Tankers Ltd. and Teekay Tankers Management Services Ltd. Please read Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement,” for a summary of certain contract terms.

(c)
Gross Revenue Sharing Pool Agreement, dated as of December 18, 2007, among Teekay Tankers Ltd., Teekay Corporation and Teekay Chartering Limited. Please read Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions—Pooling Arrangements” for a summary of certain contract terms.

(d)	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan. Please see Exhibit 4.4 to this Annual Report.
(e)
Agreement, dated November 28, 2007, for a U.S. $343,000,000 Secured Revolving Loan Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. Please read Note 4 to the Consolidated Financial Statements of Teekay Tanker Ltd. included herein for a summary of certain contract terms.

(f)
Registration Rights Agreement, dated December 18, 2007, between Teekay Tankers Ltd. and Teekay Corporation. Please read Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions” for a summary of certain contract terms.

(g)
Purchase Agreement, dated April 7, 2008, for the purchase of Ganges Spirit L.L.C (formerly Delaware Shipping L.L.C.) between Teekay Tankers Ltd., and Teekay Corporation. Please read Item 5: “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2008,” for a discussion on the two Suezmax tankers we acquired from Teekay Corporation.

(h)
Purchase Agreement, dated April 7, 2008, for the purchase of Narmada Spirit L.L.C (formerly Adair Shipping L.L.C.) between Teekay Tankers Ltd., and Teekay Corporation. Please read Item 5: “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2008,” for a discussion on the two Suezmax tankers we acquired from Teekay Corporation.

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
Material U.S. Federal Income Tax Considerations
The following is a discussion of the material U.S. federal income tax considerations that may be relevant to stockholders. This discussion is based upon provisions of the Code as in effect on the date of this Annual Report, existing final and temporary regulations thereunder (or Treasury Regulations), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Tankers Ltd.

The following summary does not comment on all aspects of U.S. federal income taxation which may be important to particular stockholders in light of their individual circumstances, such as stockholders subject to special tax rules (e.g., financial institutions, insurance companies, broker-dealers, tax-exempt organizations, or former citizens or long-term residents of the United States) or to persons that will hold the common stock as part of a straddle, hedge, conversion, constructive sale, or other integrated transaction for U.S. federal income tax purposes, partnerships or their partners, or to persons that have a functional currency other than the U.S. dollar, all of whom may be subject to tax rules that differ significantly from those summarized below. If a partnership or other entity taxed as a pass-through entity holds our common stock, the tax treatment of a partner or owner thereof generally will depend upon the status of the partner or owner and upon the activities of the partnership or pass-through entity. If you are a partner in a partnership or owner of a pass-through entity holding our common stock, you should consult your tax advisor.
This summary does not discuss any U.S. state or local, estate or alternative minimum tax considerations regarding the ownership or disposition of common stock. This summary is written for stockholders that hold their common stock as a “capital asset” under the Code. Each stockholder is urged to consult its tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of common stock.
United States Federal Income Taxation of U.S. Holders
As used herein, the term U.S. Holder means a beneficial owner of our common stock that is a U.S. citizen or resident (as determined for U.S. federal income tax purposes), U.S. corporation or other U.S. entity taxable as a corporation, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.
Distributions
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
Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which we expect our common stock will be traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (which we do not believe we are, have been or will be, as discussed below); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock become ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed at ordinary graduated tax rates. In the absence of legislation changing the existing term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.
Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend generally is a dividend with respect to a share of stock if the amount of the dividend equals or exceeds 10.0% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long-term capital loss to the extent of such dividend.
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75.0% of its gross income is “passive” income; or (ii) at least 50.0% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income.
For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. For purposes of these tests, income derived from the performance of services does not constitute “passive income.” We do not believe that our existing operations would cause us to be deemed a PFIC with respect to any taxable year, as we treat the gross income we derive from our time and voyage charters (as a participant in the pooling arrangements or otherwise) as services income, rather than rental income.
There is, however, no direct legal authority under the PFIC rules addressing our method of operation and, therefore, no assurance can be given that the IRS will accept this position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations. In addition, a recent decision of the United States Court of Appeals for the Fifth Circuit in Tidewater Inc. v. United States, No. 08-30268 (5th Cir. Apr. 13, 2009) held that income derived from certain time chartering activities should be treated as rental income rather than services income. However, the issues in this case arose under the foreign sales corporation rules of the Code and did not concern the PFIC rules. In addition, the court’s ruling was contrary to the position of the IRS that the time charter income should be treated as services income. As a result, it is uncertain whether the principles of the Tidewater decision would be applicable to our operations. However, if the principles of the Tidewater decision were applicable to all of our operations, we would likely be treated as a PFIC.

If we were classified as a PFIC, for any year during which a U.S. Holder owns common stock, such U.S. Holder generally will be subject to special rules (regardless of whether we continue thereafter to be a PFIC) with respect to: (i) any “excess distribution” (generally, any distribution received by a stockholder in a taxable year that is greater than 125.0% of the average annual distributions received by the stockholder in the three preceding taxable years or, if shorter, the stockholder’s holding period for the shares), and (ii) any gain realized upon the sale or other disposition of shares. Under these rules:
•	the excess distribution or gain will be allocated ratably over the stockholder’s holding period;
•	the amount allocated to the current taxable year and any year prior to the first year in which we were a PFIC will be taxed as ordinary income in the current year;
•
the amount allocated to each of the other taxable years in the stockholder’s holding period will be subject to U.S. federal income tax at the highest rate in effect for the applicable class of taxpayer for that year; and

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
Consequences of Possible Controlled Foreign Corporation Classification
If more than 50.0% of either the total combined voting power of our outstanding stock entitled to vote or the total value of all of our outstanding stock were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10.0% or more of the total combined voting power of our outstanding stock entitled to vote (each, a United States Stockholder), we generally would be treated as a controlled foreign corporation (or CFC). United States Stockholders of a CFC are treated as receiving current distributions of their shares of certain income of the CFC (not including, under current law, certain undistributed earnings attributable to shipping income) without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to owners of a PFIC. Although we are not a CFC as of the date of this Annual Report, U.S. persons purchasing a substantial interest in us should consult their tax advisors about the potential implications of being treated as a United States Stockholder in the event we were to become a CFC in the future.
Sale, Exchange or other Disposition of Common Stock
Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss generally will be treated as U.S. source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations. A disposition or sale of shares by a stockholder who owns, or has owned, 10.0% or more of the total voting power of us may result in a different tax treatment under section 1248 of the Code. U.S. Holder’s purchasing a substantial interest in us should consult their tax advisors.
United States Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.
Distributions
Distributions we pay to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we pay will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions paid to a Non-U.S. Holder who is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.
Disposition of Common Stock
The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common stock generally is the same as described above regarding distributions. However, individual Non-U.S. Holders may be subject to tax on gain resulting from the disposition of our common stock if they are present in the United States for 183 days or more during the taxable year in which those shares are disposed and meet certain other requirements.

Backup Withholding and Information Reporting
In general, payments of distributions or the proceeds of a disposition of common stock to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:
•	fails to provide an accurate taxpayer identification number;
•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or
•	in certain circumstances, fails to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.
Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by filing a return with the IRS.
Non-United States Tax Consideration
Marshall Islands Tax Consequences
Because we and our subsidiaries do not, and we do not expect that we or any of our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to the offering was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, holders of shares of our common stock will not be subject to Marshall Islands taxation or withholding on distributions. In addition, holders of shares of our common stock will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of shares of Class A common stock, and will not be required by the Republic of The Marshall Islands to file a tax return relating to the Class A common stock. This paragraph is applicable only to persons who do not reside in, maintain offices in or engage in business in the Republic of The Marshall Islands.
Documents on Display
Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the Public Reference Section of the SEC at 100F Street, NE, Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from foreign currency fluctuations and changes in interest rates and spot market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation or freight forward agreements to manage spot market rates but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our functional currency is the U.S. Dollar because all of our revenues currently are earned in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound, and Norwegian Kroner. During each of 2008 and 2007, approximately 30% of voyage expenses, vessel operating expenses, drydock expenditures and general administrative expenses were denominated in currencies other than the U.S. Dollar. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2008 or 2007.
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
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are currently rated A- or better by Standard & Poor’s or A3 by Moody’s. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at December 31, 2008, which are sensitive to changes in interest rates, including our debt and interest rate swap. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

								Fair Value
	Expected Maturity Date							Asset /
	2009	2010	2011	2012	2013	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)

Long-Term Debt:
Variable Rate (2)	—	—	—	—	—	297.3	297.3	(259.8)	3.5%

Interest Rate Swaps:
Contract Amount (3)	—	—	—	—	—	100.0	100.0	(22.9)	5.6%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt for the year ended December 31, 2008, including the margin we pay on our variable-rate debt, and the average fixed rate we pay under our interest rate swap agreement, which excludes the margin we pay on our variable-rate debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swap are based on LIBOR.

(3)	The average variable rate paid to us under our interest rate swap is set quarterly at the three-month LIBOR.
Spot Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those we trade in the spot market. We may use freight forward agreements as a hedge to protect against changes in spot market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at June 1, 2009, we had not entered into any freight forward agreements, although we may do so in the future.
Item 12. Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
We completed our initial public offering during December 2007. For information regarding the use of proceeds, please read Note 8 to our consolidated financial statements included in this Annual Report.
Item 15. Controls and Procedures
We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer. Based on the evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008 to ensure that information required to be disclosed by us in the reports we file or submit under the Securities and Exchange Act of 1934 is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
During 2008, management implemented a change in our internal control over financial reporting which resulted in a more rigorous process to determine the appropriate accounting treatment for complex accounting issues such as hedge accounting and non-routine, complex financial structures and arrangements, including the engagement of appropriately qualified external expertise.
Aside from the item discussed above, during 2008 there were no changes in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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

Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining for us adequate internal controls over financial reporting.
Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting includes those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and our directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the our assets that could have a material effect on the financial statements.
We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2008.
Our independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Form 20-F.
Item 16A. Audit Committee Financial Expert
Our board of directors has determined that director and Chair of the Audit Committee, William Lawes, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B. Code of Ethics
We have adopted Standards for Business Conduct that includes a Code of Ethics for all employees and directors. This document is available under “Other Information — Corporate Governance” in the Investor Center of our website (www.teekaytankers.com). We also intend to disclose under “Other Information — Corporate Governance” in the Investor Center of our website any waivers to or amendments of our Code of Ethics for the benefit of our directors and executive officers.
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2008 and 2007 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees Teekay Tankers Ltd. paid or accrued for audit and other services provided by Ernst & Young LLP for 2008 and 2007.

Fees	2008	2007

Audit Fees (1)	$489,900	$303,800

Total	$489,900	$303,800

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings, including professional services in connection with the review of our regulatory filings for our initial public offering in December 2007. Included in 2008 audit fees were approximately $14,000 related to additional fees for the 2007 audit, which were not agreed until after we had filed our 2007 Annual Report on Form 20-F with the SEC on April 11, 2008.

The Audit Committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. Fees for services that commenced prior to our initial public offering were approved by the audit committee of Teekay Corporation’s board of directors.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In December 2007, we repurchased 1.5 million shares of Class A Common Stock from Teekay Corporation for $27.4 million. This repurchase was done in connection with the underwriter’s exercise of their over-allotment option for 1.5 million shares of Class A Common Stock in our initial public offering and was completed at a price per share equal to the initial public offering price per share.
Item 16F. Change in Registrant’s Certifying Accountant
Not Applicable.
Item 16G. Corporate Governance
There are no significant ways in which our corporate governance practices differ from those followed by U.S. controlled companies under the listing requirements of the New York Stock Exchange.

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
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd. (1)
1.2	Amended and Restated Bylaws of Teekay Tankers Ltd. (1)
4.1	Contribution, Conveyance and Assumption Agreement (1)
4.2	Management Agreement (1)
4.3	Gross Revenue Sharing Pool Agreement (1)
4.4	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan (1)
4.5	Agreement dated November 28, 2007, for a U.S. $229,000,000 Secured Revolving Credit Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (1)
4.6	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation (1)
4.7	Purchase Agreement dated April 7, 2008, for the purchase of Ganges Spirit L.L.C (formerly Delaware Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)
4.8	Purchase Agreement dated April 7, 2008, for the purchase of Narmada Spirit L.L.C (formerly Adair Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation (2)
8.1	List of Subsidiaries of Teekay Tankers Ltd. (2)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer
13.1	Teekay Tankers Ltd. Certification of Bjorn Moller, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Tankers Ltd. Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Combined Carve-out Financial Statements of the Adair Shipping L.L.C and Delaware Shipping L.L.C, together with Report therein of Ernst & Young LLP, Chartered Accountants
23.1	Consent of Ernst & Young LLP, as independent registered public accounting firm.

(1)
Previously filed as an exhibit to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.

(2)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on May 28, 2008, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: June 5, 2009	TEEKAY TANKERS LTD.
	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
TEEKAY TANKERS LTD.
We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. (successor to Teekay Tankers Predecessor) (the “Company”) as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity/owner’s equity and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Tankers Ltd. at December 31, 2008 and 2007, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay Tankers Ltd’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 5, 2009 expressed an unqualified opinion thereon.

Vancouver, Canada, June 5, 2009	/s/ ERNST & YOUNG LLP Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Board of Directors and Shareholders of
Teekay Tankers Ltd.
We have audited Teekay Tankers Ltd’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Teekay Tankers Ltd’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
In our opinion, Teekay Tankers Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Teekay Tankers Ltd as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2008 of Teekay Tankers Ltd and our report dated June 5, 2009, expressed an unqualified thereon.

Vancouver, Canada	/s/ ERNST & YOUNG LLP

Chartered Accountants
June 5, 2009

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
	(note 1)	(note 1)

REVENUES
Time charter revenues ($16.5 million, $18.9 million and $15.8 million for 2008, 2007, and 2006, respectively, from related parties) (note 8d)	63,371	36,793	30,918
Net pool revenues from related parties (note 8f)	79,947	6,494	—
Voyage charter revenues	851	112,403	122,175

Total revenues	144,169	155,690	153,093

OPERATING EXPENSES
Voyage expenses (notes 8e and 8f)	1,859	47,447	46,408
Vessel operating expenses ($16.1 million, $12.4 million and $18.8 million for 2008, 2007, and 2006, respectively, from related parties) (note 8e)	31,113	23,897	21,777
Depreciation and amortization	22,943	19,272	15,614
General and administrative ($5.8 million, $12.4 million, and $12.1 million for 2008, 2007, and 2006, respectively, from related parties) (notes 8a, 8b and 8e)	7,670	13,403	12,142

Total operating expenses	63,585	104,019	95,941

Income from vessel operations	80,584	51,671	57,152

OTHER ITEMS

Interest expense ($nil, $2.4 million, and $2.3 million, for 2008, 2007, and 2006, respectively, from related parties) (includes $14.2 million, $nil and $nil respectively, of unrealized loss related to an interest rate swap (note 5 and 8c)	(29,272)	(11,112)	(15,737)
Interest income	475	—	—
Other income (expense) — net	49	(8)	(1,262)

Total other items	(28,748)	(11,120)	(16,999)

Net income	51,836	40,551	40,153

Per common share amounts:
• Basic and diluted earnings (note 11)	2.03	2.76	2.68

• Cash dividends declared	2.785	—	—

Weighted-average number of common shares outstanding:
• Basic and diluted (note 11)	25,000,000	15,383,562	15,000,000

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2008	2007
	$	$
		(note 1)

ASSETS
Current
Cash and cash equivalents	26,698	34,839
Pool receivable from related parties, net (note 8f)	7,800	1,711
Accounts receivable	565	503
Due from related parties (note 8)	9,995	138,099
Prepaid expenses	2,684	2,403
Other current assets	983	10

Total current assets	48,725	177,565

Vessels and equipment (note 4)
At cost, less accumulated depreciation of $104,508 (2007 - $83,328)	433,978	446,541
Non-current amounts due from related parties (note 8f)	1,525	775
Other non-current assets	1,912	1,956
Goodwill (note 1)	4,670	4,670

Total assets	490,810	631,507

LIABILITIES AND STOCKHOLDERS’ EQUITY/OWNER’S EQUITY
Current
Accounts payable	1,614	777
Accrued liabilities ($1.6 million and $0.7 million for 2008 and 2007, respectively, to related parties) (note 3 and note 8e)	7,077	4,441
Current portion of long-term debt (note 4)	3,600	118,121
Current portion of derivative instruments (note 5)	2,716	894
Deferred Revenue	4,706	1,883
Due to related parties	2,305	2,434
Other current liabilities	379	451

Total current liabilities	22,397	129,001

Long-term debt (note 4)	325,228	213,986
Derivative instruments (note 5)	20,210	6,921
Other long-term liabilities	669	1,048

Total liabilities	368,504	350,956

Stockholders’ Equity/Owner’s Equity
Dropdown Predecessor equity (note 1)	—	131,757
Common stock and additional paid-in capital (300 million shares authorized; 12.5 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2008 and 2007) (note 7)	181,245	180,915
Accumulated deficit	(58,939)	(33,033)
Accumulated other comprehensive income	—	912

Total stockholders’ equity/owner’s equity	122,306	280,551

Total liabilities and stockholders’ equity/owner’s equity	490,810	631,507

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$
	(note 1)	(note 1)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	51,836	40,551	40,153
Non-cash items:
Depreciation and amortization	22,943	19,272	15,614
Unrealized loss on derivative instrument	14,199	—	—
Debt issuance cost amortization and other	71	330	234
Change in non-cash working capital items related to operating activities (note 11)	(4,365)	3,423	6,313
Expenditures for drydocking	(7,111)	(1,113)	(144)

Net operating cash flow	77,573	62,463	62,170

FINANCING ACTIVITIES
Proceeds from long-term debt	125,000	437,604	154,004
Repayments of long-term debt	(18,600)	(327,204)	(340,551)
Proceeds from long-term debt of Dropdown Predecessor	—	68,486	—
Prepayment of long-term debt of Dropdown Predecessor	(108,100)	—	—
Debt issuance costs	(276)	(1,672)	(398)
Proceeds from issuance of Class A common stock (note 8)	—	209,648	—
Share issuance costs	(1,130)	—	—
Repurchase of Class A common stock (note 8)	(203)	(27,422)	—
Net advances to affiliates	(7,007)	(329,582)	(1,179)
Contribution (return) of capital	(2,504)	(56,295)	126,976
Cash dividends paid	(69,625)	—	—

Net financing cash flow	(82,445)	(26,437)	(61,148)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(3,269)	(1,187)	(1,022)

Net investing cash flow	(3,269)	(1,187)	(1,022)

(Decrease) / Increase in cash and cash equivalents	(8,141)	34,839	—
Cash and cash equivalents, beginning of the year	34,839	—	—

Cash and cash equivalents, end of the year	26,698	34,839	—

Supplemental cash flow information (note 10)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY/OWNER’S EQUITY
(in thousands of U.S. dollars, except share amounts)

	Owner’s
	Equity	STOCKHOLDERS’ EQUITY
	(Predecessor	Common Stock and Additional
	and	Paid-in Capital				Accumulated
	Dropdown	Thousands				Other
	Predecessor)	of Common				Comprehensive
	$	Shares	Class A	Class B	Deficit	Income	Total
	(note 1)	#	$	$	$	$	$
Balance as at December 31, 2005	42,446						42,446
Net income and comprehensive income	40,153						40,153
Net increase in parent’s equity in Predecessor (note 1)	126,976						126,976

Balance as at December 31, 2006	209,575						209,575

Net income	38,285				2,266		40,551
Effect of other comprehensive income						912	912

							41,463

Increase of debt from acquisition of subsidiaries from Teekay Corporation	(259,800)	15,000	25	125	(150)		(259,800)
Net increase in parent’s equity in Predecessor (note 1)	(66,188)						(66,188)
Net assets acquired on acquisition of Adair Shipping LLC and Delaware Shipping LLC (note 8g)	58,668						58,668
Net change in parent’s equity in Dropdown Predecessor	4,760						4,760
Exchange of pushed down debt for equity from parent	70,265						70,265
Conversion of intercorporate debt to equity	41,043						41,043
Allocation of Predecessor’s deficit to stockholders’ deficit	35,149				(35,149)		—
Proceeds from initial public offering, net of offering costs of $16,063 (note 8)		11,500	208,187				208,187
Repurchase of Class A Common Stock (note 8)		(1,500)	(27,422)				(27,422)

Balance as at December 31, 2007	131,757	25,000	180,790	125	(33,033)	912	280,551

Offering costs from initial public offering			330				330
Net income	1,110				50,726		51,836
Effect of other comprehensive Income						(912)	(912)

							51,254

Net change in parent’s equity in Dropdown Predecessor	1,465						1,465
Exchange of pushed down debt for equity from parent	6,427						6,427
Dividend to Teekay Corporation from Dropdown Predecessor	(140,759)						(140,759)
Distribution to Teekay Corporation on purchase of Ganges Spirit and Narmada Spirit					(7,007)		(7,007)
Purchase of treasury shares (note 8)		(13)	(203)				(203)
Stock-based compensation (note 8)		13	203				203
Dividends declared to Teekay Corporation					(37,598)		(37,598)
Dividends declared to non-related parties					(32,027)		(32,027)

Balance as at December 31, 2008	—	25,000	181,120	125	(58,939)	—	122,306
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Summary of Significant Accounting Policies
Nature of operations
The Company (as defined below) is engaged in the international marine transportation of crude oil through the operation of its oil tankers. The Company’s revenues are earned in international markets.
Basis of presentation — Predecessor
During October 2007, Teekay Corporation, Ganges Spirit L.L.C and Narmada Spirit L.L.C (formerly named Adair Shipping L.L.C and Delaware Shipping L.L.C), which own formed Teekay Tankers Ltd., a Marshall Islands corporation (together with its wholly owned subsidiaries and the Dropdown Predecessor, as described below, collectively the Company), to acquire from Teekay Corporation a fleet of nine double-hull Aframax-class oil tankers in connection with the Company’s initial public offering (or IPO).
Upon the closing of the IPO, Teekay Corporation contributed to Teekay Tankers Ltd. nine wholly owned subsidiaries, each of which owns one Aframax tanker, in exchange for 12.5 million shares of the Company’s Class B common stock, 2.5 million shares of the Company’s Class A common stock and a non-interest bearing promissory note. These subsidiary transfers represented a reorganization of entities under common control and have been recorded at historical cost. Prior to these transfers to Teekay Tankers Ltd., Teekay Corporation transferred seven of the nine tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any other transactions specifically attributable to the nine vessels that, prior to the IPO, were incurred in Teekay Corporation or any of its other subsidiaries that were not transferred to Teekay Tankers Ltd. are collectively referred to as Teekay Tankers Predecessor or the Predecessor. The combined carve-out financial statements for the periods prior to December 18, 2007 reflect the combined carve-out financial position, results of operations and cash flows of the Predecessor. All references in these financial statements to “consolidated financial statements” refer to consolidated financial statements for periods subsequent to December 17, 2007 and combined carve-out financial statements for periods prior to December 18, 2007, respectively.
Teekay Corporation uses a centralized treasury system and, as a result, the cash and cash equivalents attributable to the Predecessor’s vessels before the IPO were co-mingled with other funds in accounts that were owned by companies other than Teekay Tankers Ltd. or the nine wholly owned subsidiaries historically included in the Predecessor and transferred to the Company. Consequently, for periods preceding the IPO, any cash transactions made on behalf of the nine wholly owned subsidiaries are reflected as increases or decreases of advances from affiliates, and any cash transactions attributable to vessels that were made by other Teekay subsidiaries are reflected as increases or decreases in owner’s equity, both of which are included within cash flows from financing activities.
Two of the Predecessor’s wholly owned subsidiaries were capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries. Generally, these intercompany loans were used to finance the acquisition of two vessels owned by those subsidiaries. For periods preceding the IPO, interest expense includes the allocation of interest to the Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. In addition, the combined carve-out financial statements reflect interest on external loans of the two wholly owned subsidiaries and other external loans that are directly attributable to the two vessels.
In the preparation of the financial statements of the Predecessor, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses consist primarily of salaries and other employee-related costs, office rent, legal and professional fees, and travel and entertainment. For periods preceding the IPO, general and administrative expenses of Teekay Corporation have been apportioned to Teekay Corporation’s spot tanker segment and fixed-rate tanker segment which includes, among other vessels, the Predecessor’s nine vessels, based on estimated use of corporate resources. The resulting amounts were partially allocated to the Predecessor for each of the periods preceding the IPO, based on its proportionate share of the total ship-operating (calendar) days of Teekay Corporation’s spot tanker and fixed-rate tanker segments. Management believes this allocation reasonably presents the general and administrative expenses of the Predecessor.
Basis of presentation — Dropdown Predecessor
As required by Statement of Financial Accounting Standards (SFAS) No. 141, the Company accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting prescribed by SFAS No. 141 for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The excess of the proceeds paid, if any, by the Company over Teekay Corporation’s historical cost in the vessels is accounted for as a return of capital to Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are retroactively adjusted to include the results of these vessels operated during the periods under common control of Teekay Corporation.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Summary of Significant Accounting Policies (cont’d)
In April 2008, the Company acquired from Teekay Corporation two Suezmax-class tankers, the Ganges Spirit and the Narmada Spirit. The acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under a time-charter contract on the Narmada Spirit. These transactions were accounted for as a reorganization between entities under common control. As a result, the Company’s consolidated balance sheet as of December 31, 2007 and consolidated statements of income and cash flows for the years ended December 31, 2008 and 2007 reflect these vessels and their related operations (referred to herein as the Dropdown Predecessor) as if the Company had acquired them on August 1, 2007, when each respective vessel began operations under the ownership of Teekay Corporation. The effect of adjusting the Company’s financial statements to account for this common control exchange increased the Company’s goodwill by $4.7 million and vessels and equipment by $181.1 million as of August 1, 2007 and net income (loss) for the years ended December 31, 2008 and 2007 by $1.1 million and $(1.9) million, respectively. The adjustment for the Dropdown Predecessor increased the Company’s voyage revenues for the years ended December 31, 2008 and 2007 by $7.3 million and $9.4 million, respectively.
The consolidated financial statements reflect the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the each specific vessel. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented in a manner consistent with the general and administrative expenses allocated to Teekay Tankers Predecessor. In addition, the Dropdown Predecessor includes debt of Teekay Corporation which has been recorded on a pushed-down basis having a principal amount of $115.0 million as at December 31, 2007. Teekay Corporation incurred debt to finance substantially all the acquisition price of 50% of OMI Corporation in 2007, and as the Dropdown Predecessor is a component of that acquisition, the portion of such debt relating to the two drop-down tankers was recorded as debt of the Dropdown Predecessor. This debt was partially repaid by the Dropdown Predecessor prior to the dropdown from Teekay Corporation, with the remaining debt of approximately $108.1 million being repaid on the closing date of the transaction. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation based upon the weighted-average outstanding balance of the push-down debt and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these loans. During the years ended December 31, 2008 and 2007, $2.2 million, and $4.6 million, respectively, of interest expense was attributable to the Dropdown Predecessor. Management believes these allocations reasonably present the general and administrative expenses and interest expense of the Dropdown Predecessor.
Consolidation Principles
The consolidated financial statements reflect the financial position, results of operations and cash flows of Teekay Tankers Ltd. and its eleven wholly-owned subsidiaries, its Predecessor, and Dropdown Predecessor. The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles and all significant intercompany balances and transactions have been eliminated upon consolidation.
Use of Estimates
The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay Corporation to the Predecessor and such estimates may not reflect actual results after the Company’s IPO.
Currency Translation
Our functional currency is the U.S. Dollar because all of the Company’s shipping revenues are earned in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected separately in the accompanying consolidated statements of income.
Operating revenues and expenses
The Company recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenue during days that the vessel is off-hire. When the time-charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenue when the contingency is resolved. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Summary of Significant Accounting Policies (cont’d)
Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. Formulae used to allocate net pool revenues vary among different pools but generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities. The same revenue and expense principles stated above are applied in determining the pool’s net pool revenues. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net allocation from the pool as voyage revenues and amounts due from the pool are included in pool receivable from related parties.
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
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts for the years ended December 31, 2008 and 2007.
Vessels and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.
Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor) for the years ended December 31, 2008, 2007, and 2006 totaled $20.4 million, $17.3 million and $13.7 million, respectively.
Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is capitalized and amortized over the estimated useful life of the modification. Expenditures covering recurring routine repairs or maintenance are expensed as incurred.
Effective January 1, 2008, the Company increased its estimate of the residual value of its vessels due to an increase in the estimated scrap rate per lightweight ton of steel from $150 to $325 per lightweight ton. The Company’s estimate of salvage values took into account the then current scrap prices and the historical scrap rates over the five years prior to December 31, 2007. As a result, depreciation and amortization expense has decreased by $2.2 million and net income has increased by $2.2 million, or $0.09 per share for the year ended December 31, 2008.
Generally, the Company drydocks each vessel every five years. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. The Company includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. The Company expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost is expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2008, 2007, and 2006 totaled $2.5 million, $2.0 million and $1.9 million, respectively.
Drydocking activity for the three years ended December 31, 2008 is summarized as follows:

	Year Ended December 31,
In thousands for the year ended December 31	2008	2007	2006

Balance at January 1,	4,616	5,151	6,895
Cost incurred for drydocking	7,150	10	144
Drydock amortization	(2,494)	(2,000)	(1,888)
Amounts acquired from Dropdown Predessor	—	1,455	—
Balance at December 31,	9,272	4,616	5,151
Vessels and equipment are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
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
Goodwill
Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.
Income Taxes
Prior to August 2006, one of the Predecessor’s vessels conducted business through a Canadian subsidiary of Teekay Corporation, which was not transferred to the Company. Income taxes of $1.3 million for the year ended December 31, 2006 have been allocated to the Predecessor based on the proportionate share of income taxes incurred by the Canadian subsidiary relating to the operation of this vessel. The Company incurred no income taxes for the years ended December 31, 2007 and 2008. The Company believes that it and its subsidiaries are not subject to taxation under the laws of the Republic of The Marshall Islands, and qualify for the Section 883 exemption under U.S. federal income tax purposes.
Derivative instruments
All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying Consolidated Balance Sheet and subsequently remeasured quarterly to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and qualifies for hedge accounting. The Company has not applied hedge accounting for its interest rate swap.
When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer possible of occurring.
For derivative financial instruments that are not designated or that do not qualify as hedges under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps related to long-term debt are recorded in interest expense.
Recent Accounting Pronouncements
In October 2008, the Financial Accounting Standards Board (FASB) issued SFAS No. 157-3, Determining the Fair Value of a Financial Asset in a Market That Is Not Active, which clarifies the application of SFAS 157 when the market for a financial asset is inactive. Specifically, SFAS No. 157-3 clarifies how (1) management’s internal assumptions should be considered in measuring fair value when observable data are not present, (2) observable market information from an inactive market should be taken into account, and (3) the use of broker quotes or pricing services should be considered in assessing the relevance of observable and unobservable data to measure fair value. The guidance in SFAS No. 157-3 is effective immediately but does not have any impact on the Company’s consolidated financial statements.
In March 2008, the FASB issued SFAS No. 161: Disclosures about Derivative Instruments and Hedging Activities, an amendment of Statement of Financial Accounting Standards No. 133 (or SFAS 161). The statement requires qualitative disclosures about an entity’s objectives and strategies for using derivatives and quantitative disclosures about how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS 161 is effective for fiscal years, and interim periods within hose fiscal years, beginning after November 15, 2008. SFAS 161 allows but does not require, comparative disclosures for earlier periods at initial adoption. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 161 on its consolidated results of operations and financial condition.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Summary of Significant Accounting Policies (cont’d)
In December 2007, the FASB issued SFAS No. 141(R): Business Combinations (or SFAS 141(R)), which replaces SFAS No. 141, Business Combinations. This statement establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and the goodwill acquired. SFAS 141(R) also establishes disclosure requirements to enable the evaluation of the nature and financial effects of the business combination. SFAS 141(R) is effective for fiscal years beginning after December 15, 2008. The Company is currently evaluating the potential impact, if any, of the adoption of SFAS 141(R) on its consolidated results of operations and financial condition.
2.	Business Operations
Significant Customers
The following table presents consolidated revenues and percentage of consolidated revenues for customers that accounted for more than 10.0% of the Company’s consolidated voyage revenues during the periods presented.

	Year Ended December 31,
	2008	2007	2006
Astra Oil Company Ltd.	(1)	(1)	$16.7 million, or 10.9%
Skaugen PetroTrans Inc.	(1)	$18.9 million, or 12.9%	$15.8 million, or 10.3%
Valero Refining and Marketing	(1)	$17.6 million, or 12.0%	(1)

(1)	Less than 10% of the consolidated voyage revenues
Concentration of Credit Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Citibank, N.A. and DnB Nor Bank ASA. However, the Company believes this risk is remote.
There is a concentration of credit risk with respect to the total accounts receivable and pool receivables with 93.2% of the accounts receivable and pool receivable balance is due from total subsidiaries of Teekay Corporation (see Note 8f). The Company also relies on Teekay Chartering Ltd. to actively manage and administer all voyage-related functions for vessels in the Teekay Aframax Pool and on time charter contracts.
3.	Accrued Liabilities

	December 31, 2008	December 31, 2007
	$	$
Voyage and vessel	3,106	1,648
Interest	2,389	663
Payroll and benefits to related parties	1,582	670
Share issuance costs	—	1,460

	7,077	4,441

4.	Long-Term Debt

	December 31, 2008	December 31, 2007
	$	$
USD-denominated Revolving Credit Facility due 2017 (note 1)	297,328	182,486
USD-denominated Term Loan due through 2017	31,500	35,100
USD-denominated Bridge Loan due May 2008	—	114,521

	328,828	332,107
Less current portion	3,600	118,121

Total	325,228	213,986

As of December 31, 2008, the Company had one long-term revolving credit facility (or the Revolver) available, which, as at such date, provided for borrowings of up to $343.0 million, of which $45.7 million was undrawn. The total amount available under the Revolver reduces by a semi-annual amount of $18.9 million commencing in 2012, and the Revolver matures in 2017. The Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at December 31, 2008, the interest rate on the Revolver was 3.47%. The Revolver is collateralized by first-priority mortgages granted on nine of the Company’s vessels, together with other related security, and includes a guarantee from the Company for all outstanding amounts. The Revolver requires that the Company and certain of its subsidiaries maintain liquidity (i.e. cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of greater of $35.0 million and 5.0% of the Company’s total debt. As at December 31, 2008, the Company was in compliance with all its covenants on its credit facilities.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
4.	Long-Term Debt (Cont’d)
In 2007, Teekay Corporation drew on a $700 million bridge loan (the “Bridge Loan”) to finance the purchase of OMI Corp. which was the parent company of, among other entities, Adair Shipping L.L.C. and Delaware Shipping L.L.C (subsequently renamed Narmada Spirit L.L.C and Ganges Spirit L.L.C), which own the Suezmax tankers Ganges Spirit and Narmada Spirit. As a result, the Dropdown Predecessor contained approximately $184 million of the Bridge Loan recorded on a push-down basis as at August 1, 2007. Amounts outstanding under the Bridge Loan bore interest at the rate of LIBOR plus a margin of 0.50%. At December 31, 2007, $114.5 million was outstanding in the Bridge Loan.
In 2007, the Company and Teekay Corporation and the Company together entered into a revolving credit facility with Lenders providing for borrowings of up to $845 million. Included in this facility was the $343.0 million of borrowings available under the Revolver as described above. In November 2007, the Dropdown Predecessor borrowed approximately $68.5 million on the Revolver and advanced the funds borrowed to Teekay Corporation. Teekay Corporation used the funds to repay $68.5 million of the outstanding balance owed by the Dropdown Predecessor on the Bridge Loan on behalf of the Dropdown Predecessor.
As at December 31, 2008, the Company had one term loan outstanding in the amount of $31.5 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.9 million, and is collateralized by first-preferred mortgages on two of the Company’s vessels, together with certain other related security. The term loan is guaranteed by Teekay Corporation. The term loan requires that the Company and certain of its subsidiaries maintain a hull coverage ratio of a minimum 105% of the total outstanding balance for the facility period. As at December 31, 2008, the Company was in compliance with all its covenants on its term loan.
The aggregate annual long-term debt principal repayments required to be made by the Company under the Revolver and term loan subsequent to December 31, 2008 are $3.6 million (2009), $3.6 million (2010), $3.6 million (2011), $3.6 million (2012), $14.5 million (2013), and $299.9 million (2014 and thereafter).
The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2008 was 3.52% (December 31, 2007 — 5.49%). This rate does not reflect the effect of the interest rate swap (see Note 6).
5.	Derivative Instruments
The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. Unrealized gains or losses relating to the change in fair value of the Company’s interest rate swap have been reported in interest expense in the consolidated statements of income. During the year ended December 31, 2008, the Company recognized an unrealized loss of $14.2 million relating to the changes in fair value of its interest rate swap. The following summarizes the Company’s derivative position as at December 31, 2008:

			Fair Value /	Weighted-
			Carrying	Average	Fixed
	Interest	Principal	Amount of	Remaining	Interest
	Rate	Amount	Liability	Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	100,000	(22,926)	8.8	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of December 31, 2008 was 0.6%
The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.
6.	Fair Value of Measurements
Effective January 1, 2008, the Company adopted SFAS No. 157, Fair Value Measurements. In accordance with FASB Staff Position No. FAS 157-2, Effective Date of FASB Statement No. 157, the Company deferred the adoption of SFAS No. 157 for its nonfinancial assets and nonfinancial liabilities, except those items recognized or disclosed at fair value on an annual or more frequently recurring basis, until January 1, 2009. The adoption of SFAS No. 157 did not have a material impact on the Company’s fair value measurements.
SFAS No. 157 clarifies the definition of fair value, prescribes methods for measuring fair value, establishes a fair value hierarchy based on the inputs used to measure fair value and expands disclosures about the use of fair value measurements. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:
Level 1. Observable inputs such as quoted prices in active markets;
Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
6.	Fair Value of Measurements (Cont’d)
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:
Cash and cash equivalents — The fair value of the Company’s cash approximates its carrying amounts reported in the consolidated balance sheet.
Long-term debt — The fair value of the Company’s fixed-rate long-term debt is based on estimated discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities.
Derivative instruments — The fair value of the Company’s interest rate swap agreement is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates and the current credit worthiness of both the Company and the swap counterparty. The estimated amount is the present value of future cash flows. Given the current volatility in the credit markets, it is reasonably possible that the amount recorded as a derivative liability could vary by a material amount in the near term.
The estimated fair value of the Company’s financial instruments is as follows:

		December 31, 2008		December 31, 2007
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset/ (Liability)	Asset/ (Liability)	Asset/ (Liability)	Asset/ (Liability)
	Level	$	$	$	$

Cash and cash equivalents	—	26,698	26,698	34,839	34,839
Due from affiliates	—	—	—	133,722	133,722
Due to affiliates	—	(2,391)	(2,391)	(2,434)	(2,434)
Long-term debt	—	(328,828)	(291,323)	(332,107)	(330,784)
Derivative instrument:
Interest rate swap agreement	Level 2	(22,926)	(22,926)	(7,896)	(7,896)
7.	Capital Stock
The authorized capital stock of Teekay Tankers Ltd. at December 31, 2008 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2008, the Company had 12.5 million shares of Class A common stock, 12.5 million shares of Class B common stock and no shares of Preferred Stock issued and outstanding.
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
Upon the Company’s liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock shall be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Shares of the Company’s Class A common stock are not convertible into any other shares of the Company’s capital stock. Each share of Class B common stock is convertible at any time at the option of the holder thereof into one share of Class A common stock. Upon any transfer of shares of Class B common stock to a holder other than Teekay Corporation (or any of its affiliates or any successor to Teekay Corporation’s business or to all or substantially all of its assets), such shares of Class B common stock shall automatically convert into Class A common stock upon such transfer. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of common stock. All such conversions will be effected on a one-for-one basis.
Prior to the closing of the Company’s IPO on December 18, 2007, a subsidiary of Teekay Corporation transferred to the Company nine wholly owned subsidiaries, each of which owns one Aframax-class oil tanker, in exchange for 12.5 million shares of the Company’s Class B common stock, 2.5 million shares of the Company’s Class A common stock and a $180.8 million non-interest bearing promissory note.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
7.	Capital Stock (Cont’d)
On December 18, 2007, the Company completed its IPO of 11.5 million shares of Class A common stock at a price of $19.50 per share. The proceeds received by the Company from the offering and the use of those proceeds are summarized as follows:

Proceeds received:
Sale of 11.5 million shares of Class A common stock at $19.50 per share	$224,250

Use of proceeds:
Underwriting and structuring fees.	$14,015
Professional fees and other offering expenses to third parties	2,013
Repayment of promissory note	180,800
Repurchase of 1.5 million shares of Class A common stock from Teekay Corporation	27,422

$224,250

During 2008, 13,253 shares of Class A common stock were issued to non-management Directors as part of the Directors’ annual compensation. Concurrently, 13,253 shares of Class A common stock were acquired on the open market and cancelled. As at December 31, 2008 and 2007, the Company had reserved under its 2007 Long-Term Incentive Plan 986,747 and 1,000,000 shares, respectively, of Class A common stock for issuance pursuant to awards to be granted.
8.	Related Party Transactions
a.
Prior to the IPO, the Predecessor and Dropdown Predecessor’s vessels were managed by subsidiaries of Teekay Corporation. Pursuant to the associated management services agreements, the Predecessor incurred general and administrative expenses of $4.9 million, and $4.5 million during the years ended December 31, 2007 and 2006, respectively.

b.
During the years ended December 31, 2007 and 2006, $7.4 million, and $7.6 million, respectively, of general and administrative expenses attributable to the operations of the Predecessor prior to the IPO were incurred by Teekay Corporation and have been allocated to the Predecessor. During the year ended December 31, 2008 and 2007, $0.6 million and $0.9 million, respectively, of general and administrative expenses attributable to the operations of the Dropdown Predecessor were incurred by Teekay Corporation and have been allocated to the Company.

c.
During the years ended December 31, 2007 and 2006, $7.0 million, and $2.3 million, respectively, of interest expense were incurred on loans advanced from Teekay Corporation and its subsidiaries to the Predecessor and Dropdown Predecessor prior to the IPO. Interest expense was allocated to the Predecessor based upon the weighted-average outstanding balance of these loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these loans. The amounts due to and from affiliates at December 31, 2008 and 2007, are without interest or stated terms of repayment.

d.
During the years ended December 31, 2008, 2007, and 2006, $11.6 million, $18.9 million, and $15.8 million, respectively, of revenues were earned from Skaugen PetroTrans Inc., a company in which Teekay Corporation owns a 50% beneficial interest. In August 2008, the Company chartered out the Nassau Spirit to Teekay Corporation under a fixed-rate time-charter contract expiring in August 2009. During the year ended December 31, 2008, $4.9 million of revenues were earned from Teekay Corporation under this time charter.

e.
Pursuant to a long-term management agreement with Teekay Tankers Management Services Ltd., a wholly owned subsidiary of Teekay Corporation (the Manager), the Company incurred management fees of $5.8 million for the year ended December 31, 2008 for commercial, strategic, technical, administrative services and performance fees. The management fee includes $0.8 million for the year ended December 31, 2008 for commercial services, which have been recorded as voyage expenses.

Our executive officers are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards under our long-term incentive plan described in Note 7) is set and paid by Teekay Corporation or such other subsidiaries, and we reimburse Teekay Corporation for time spent by our executive officers on our management matters through the strategic fee. The strategic fee reimbursement for the years ended December 31, 2008, 2007 and 2006 was $1.2 million, $38,356 and $nil, respectively.
The management agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company incurred $1.4 million in performance fees for the year ended December 31, 2008 which is included in general and administrative expenses and due to affiliates. Cash Available for Distribution represents net income plus depreciation and amortization, loan cost amortization, non-cash tax costs, fair value changes in interest rate swap asset or liability, and any write-offs or other non-recurring items. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s board of directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
8.	Related Party Transactions (Cont’d)
In addition, as a component of the long-term management agreement with the Manager, provides the Company with all usual and customary crew management services in respect of the Company’s vessels. For the year ended December 31, 2008, 2007, and 2006, respectively, the Company incurred $16.1 million, $12.4 million, and $18.8 million for crewing and manning costs, of which $1.6 million, $0.7 million, and $1.1 million was payable to the Manager as at December 31, 2008, 2007, and 2006, respectively.
f.
Pursuant to pooling arrangements managed by Teekay Chartering Limited and Gemini Tankers LLC, both wholly owned subsidiaries of Teekay Corporation (collectively the Pool Managers), the Company incurred pool management fees during the year ended December 31, 2008, of $2.2 million with respect to Company vessels that participate in the pools compared to $0.1 million and nil for the years ended December 31, 2007 and 2006, respectively. The Pool Managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of the Company’s vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pools as voyage revenues. For the year ended December 31, 2008, the Company’s allocation from the pools was net of $36.6 million of voyage expenses, which includes pool management fees. There were no allocations from the pools for the years ended December 31, 2007 and 2006.

Our Manager is also responsible for the daily operational activities of the vessels. Our Manager collects revenues and remits payments for expenses incurred by the vessels for various voyages. As a result of these transactions, the balance due from our Manager was $10.0 million as at December 31, 2008 and the balance due to our Manager was $2.3 million and $2.4 million as at December 31, 2008 and 2007, respectively.
As of December 31, 2008, the Company had advanced $2.0 million to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These advances are without interest or stated terms of repayment.
g.
On April 7, 2008, the Company acquired two double-hull Suezmax tankers, the 2002-built Ganges Spirit and the 2003-built Narmada Spirit, from Teekay Corporation. As described in Note 1, the acquisition was accounted for as a reorganization of entities under common control and accounted for on a basis similar to pooling of interest basis. Debt with a principal amount of $73.3 million recorded in the Dropdown Predecessor was assumed by the Company on the acquisition. Cash was obtained by drawing funds available under the Company’s new revolving credit facility. Cash payments of $115.0 million to Teekay Corporation were recorded as a reduction of the push-down debt of $108.1 million and a return of capital to Teekay Corporation of $6.9 million, representing the excess of the purchase price over the historical book value of the Dropdown Predecessor.

In connection with Teekay Corporation’s purchase of certain subsidiaries from OMI Corporation (“OMI”), the Dropdown Predecessor was acquired by the Company on August 1, 2007. Prior to that, the Dropdown Predecessor operated as two subsidiaries of OMI, Delaware Shipping L.L.C. and Adair Shipping L.L.C (the “Acquired Subsidiaries” subsequently renamed Ganges Spirit L.L.C and Narmada Spirit L.L.C.). The following table summarizes the fair values of the assets acquired and liabilities assumed by the Company at August 1, 2007 through the acquisition of the Acquired Subsidiaries.

At August 1,
2007
$
ASSETS
Other current assets	156
Vessels and equipment	181,062
Pool receivable from related parties	2,486
Due from related parties	58,668
Goodwill	4,670

Total assets acquired	247,042

LIABILITIES
Current liabilities	(1,901)
Long-term debt	(184,786)
Other	(1,687)

Total liabilities assumed	(188,374)

Net assets acquired	58,668

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
8.	Related Party Transactions (Cont’d)
The following table summarizes the consolidated pro forma financial information for the Company for years ended December 31, 2007 and 2006, giving effect to the acquisition of the Acquired Subsidiaries by the Company as if the acquisition had take place on January 1 of each of the periods presented:

	Pro Forma	Pro Forma
	Year Ended	Year Ended
	December 31,	December 31,
	2007	2006
	(unaudited)	(unaudited)
	$	$
Revenues	172,441	187,735
Net income	42,762	49,992
Earnings per common share:
- Basic and diluted	2.78	3.33
h.	In November 2007, Teekay Corporation, contributed a $100 million, ten-year, 5.55% interest rate swap having a fair value liability of $7.9 million (see Note 6), to the Company for no consideration.
9.	Operating Leases
Charters-out
Time charters of the Company’s vessels to customers are accounted for as operating leases. As at December 31, 2008, seven of the Company’s vessels operated under fixed-rate time charters with Company customers, two of which charters expire in 2009, one in 2010, three in 2011, and one in 2012. As at December 31, 2008, minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $169.7 million, comprised of $68.4 million (2009), $56.9 million (2010), $39.8 million (2011), and $4.6 million (2012).
The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. In addition, minimum scheduled future revenues presented in the preceding paragraph have been reduced by estimated off-hire time for period maintenance.
The cost and accumulated depreciation of the vessels on time charter as at December 31, 2008 and 2007 were $441.2 million and $163.2 million, and $70.3 million and $63.3 million, respectively.
10.	Supplemental Cash Flow Information
a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2008, 2007, and 2006 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2008	2007	2006
	$	$	$

Accounts receivable	(6,623)	10,568	5,179
Pool receivable from related parties	(2,906)	(2,433)	—
Due from affiliates	(1,525)	—	—
Prepaid expenses and other current assets	(1,746)	1,285	(674)
Accounts payable and accrued liabilities	5,098	(5,997)	1,808
Due to affiliates	2,392	—	—
Other	945	—	—

	(4,365)	3,423	6,313

b)	Cash interest paid (including interest paid by the Dropdown Predecessor) during the years ended December 31, 2008, 2007, and 2006 totaled $13.0 million, $10.4 million, and $15.6 million, respectively.

c)	In connection with the Company’s IPO in December 2007, advances of $41.0 million by Teekay Corporation were converted from debt to equity.

d)	In November 2007, Teekay Corporation contributed to the Company, a ten-year interest rate swap having a fair value of $8.6 million (see Note 6) for no consideration.

e)
In August 2007, the Company exchanged net assets in the Suezmax tankers Narmada Spirit and Ganges Spirit for debt pushed down from Teekay Corporation of $184.8 million comprising of $181.1 million relating to the individual vessels and $3.7 million of net assets, a receivable from Teekay Corporation of $58.7 million in exchange for additional net investment of Teekay Corporation in the Dropdown Predecessor’s equity. In December 2007, Teekay Corporation repaid $70.3 million in pushed down debt in exchange for equity from the Parent. In April 2008, the Dropdown Predecessor declared a non-cash dividend and return of capital totaling $141.2 million to Teekay Corporation to reduce the receivable from Teekay Corporation. The net change in investment of Teekay Corporation in the Dropdown Predecessor’s equity was $1.5 million and the pushdown debt for equity was $6.4 million for the year ended December 31, 2008.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
11.	Earnings Per Share
Earnings per share is determined by dividing (a) net income of the Company and net income of the Predecessor in appropriate periods, after deducting the amount of net income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. For periods prior to December 18, 2007, such shares are deemed equal to the 15,000,000 common shares received by Teekay Corporation in exchange for net assets contributed by it to the Company in connection with the IPO. The net income available for common stockholders and earnings per common share presented in the table below excludes the results of operations of the Dropdown Predecessor.

	Year Ended	Year Ended	Year Ended
	December 31, 2008	December 31, 2007	December 31, 2006
	$	$	$

Net income	51,836	40,551	40,153
Net loss (income) attributable to the Dropdown Predecessor	(1,110)	1,936	—

Net income available for common stockholders	50,726	42,487	40,153

Weighted average number of common shares	25,000,000	15,383,562	15,000,000

Common stock and common stock equivalents	25,000,000	15,383,562	15,000,000

Earnings per common share:
- Basic and diluted	2.03	2.76	2.68
12.	Subsequent Events
On February 24, 2009, the Company announced that its Board of Directors has approved the Company’s quarterly cash dividend of $0.72 per share for the quarter ended December 31, 2008. This dividend was paid on March 13, 2009 to shareholders of record as at March 6, 2009.
On May 14, 2009, the Company announced that its Board of Directors has approved the Company’s quarterly cash dividend of $0.59 per share for the quarter ended March 31, 2009. This dividend was paid on May 29, 2009 to shareholders of record as at May 22, 2009.

EXHIBIT INDEX

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd. (1)
1.2	Amended and Restated Bylaws of Teekay Tankers Ltd. (1)
4.1	Contribution, Conveyance and Assumption Agreement (1)
4.2	Management Agreement (1)
4.3	Gross Revenue Sharing Pool Agreement (1)
4.4	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan (1)
4.5	Agreement dated November 28, 2007, for a U.S. $229,000,000 Secured Revolving Credit Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (1)
4.6	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation (1)
4.7	Purchase Agreement dated April 7, 2008, for the purchase of the Ganges Spirit L.L.C (formerly Delaware Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)
4.8	Purchase Agreement dated April 7, 2008, for the purchase of the Narmada Spirit L.L.C (formerly Adair Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation (2)
8.1	List of Subsidiaries of Teekay Tankers Ltd. (1)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer
13.1	Teekay Tankers Ltd. Certification of Bjorn Moller, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Tankers Ltd. Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Combined Carve-out Financial Statements of the Adair Shipping L.L.C and Delaware Shipping L.L.C, together with Report therein of Ernst & Young LLP, Chartered Accountants
23.1	Consent of Ernst & Young LLP, as independent registered public accounting firm.

(1)
Previously filed as an exhibit to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.

(2)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on May 28, 2008, and hereby incorporated by reference to such Report.