Form 20-F
period 2009-12-31
TEEKAY TANKERS LTD.
filed 2010-03-30
CIK 1419945

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
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
19,500,000 shares of Class A common stock, par value of $0.01 per share.
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
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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
In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:
•	our ability to pay dividends on our common stock;

•	our future financial condition or results of operations and our future revenues and expenses;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	future oil prices, production and refinery capacity;

•	expansion of our business and additions to our fleet;

•	our expectations about the availability of vessels to purchase, the time it may take to construct and deliver newbuildings, or the useful lives of our vessels;

•	planned capital expenditures and the ability to fund capital expenditures;

•	the need to establish reserves that would reduce dividends on our common stock;

•
the recent economic downturn and crisis in the global financial markets, including disruptions in the global credit and stock markets and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	future supply of, and demand for, oil;

•	the ability to leverage Teekay Corporation’s relationships and reputation in the shipping industry;

•	the expected benefits of participation in vessel pooling arrangements;

•	the ability to maximize the use of vessels, including the redeployment or disposition of vessels no longer under time charters;

•	operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self regulatory organization standards applicable to our business;

•	the anticipated impact of future regulatory changes or environmental liabilities;

•	incremental general and administrative expenses as a public company and expenses under service agreements with other affiliates of Teekay Corporation;

•	the anticipated taxation of our company and of distributions to our stockholders;

•	the future valuation of goodwill;

•	the expected lifespan of our vessels;

•	potential newbuilding order cancellations;

•	construction and delivery delays in the tanker industry generally;

•	customers’ increasing emphasis on environmental and safety concerns;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our use of interest rate swaps to reduce interest rate exposure;

•	the expected effect of off-balance sheet arrangements;

•	our compliance with covenants under our credit facilities;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risk;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of counterparties to our derivative contracts to fulfill their contractual obligations; and

•	our business strategy and other plans and objectives for future operations.
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

•
the historical financial and operating data of Teekay Tankers Predecessor for the period from January 1, 2007 to December 17, 2007 are derived from the audited combined, carve-out financial statements of Teekay Tankers Predecessor; and

•
the historical financial and operating data of Teekay Tankers Ltd. as at December 31, 2007, 2008 and 2009, for the period from December 18, 2007 to December 31, 2007, and for the years ended December 31, 2008 and 2009, reflect our initial public offering and are derived from our audited consolidated financial statements.

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
The initial public offering and certain other transactions that occurred during 2007, 2008 and 2009 have affected our historical performance or will affect our future performance. As a result, the following table should be read together with, and are qualified in their entirety by reference to, (a) Item 5: “Operating and Financial Review and Prospects,” included herein, and (b) the historical financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the financial statements for the years ended December 31, 2009, 2008, and 2007.

Please refer to Item 5: “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2009,” for a discussion on the additional Suezmax tanker we acquired from Teekay Corporation in 2009 and two additional Suezmax tankers we acquired from Teekay Corporation in 2008. The information presented in the following table and related footnotes has been adjusted to reflect the inclusion of the financial results of the Suezmax tankers acquired in 2009 and 2008 for the periods under common control of Teekay Corporation and are collectively referred to as the Dropdown Predecessor. Please read Note 1 to our consolidated financial statements included in this Annual Report.
Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except share, per share, and fleet data)
Income Statement Data:
Voyage revenues	$125,372	$153,093	$160,706	$163,327	$113,303

Operating expenses:
Voyage expenses(1)	31,799	46,408	47,447	2,359	3,106
Vessel operating expenses(2)	18,722	21,777	24,287	33,896	33,221
Depreciation and amortization	13,137	15,614	21,055	27,655	28,660
General and administrative expenses	8,975	12,142	14,537	8,734	6,694

Total operating expenses	72,633	95,941	107,326	72,644	71,681

Income from vessel operations	52,739	57,152	53,380	90,683	41,622
Interest expense	(6,919)	(15,737)	(13,467)	(16,908)	(7,012)
Interest income	—	—	—	475	70
Realized and unrealized (loss) gain on interest rate swap	—	—	—	(16,232)	4,310
Other — net	(1,929)	(1,262)	(8)	49	(56)

Net income	43,891	40,153	39,905	58,067	38,934

Earnings per common share — basic and diluted(3)	$2.93	$2.68	$2.76	$2.03	$1.28

Balance Sheet Data (at end of year):
Cash	$—	$—	$34,839	$26,698	$10,432
Vessels and equipment(4)	296,899	282,451	536,425	522,796	506,309
Total assets	317,414	298,625	748,599	599,535	539,963
Total debt(5)	286,922	81,196	425,215	421,139	305,228
Common stock and paid in capital	—	—	180,915	181,245	246,753
Total stockholders’ equity/owner’s equity	42,446	209,575	307,481	137,653	206,271

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$41,828	$62,170	$36,385	$97,726	$74,097
Financing activities	39,500	(61,148)	(668)	(101,058)	(86,532)
Investing activities	(81,328)	(1,022)	(878)	(4,809)	(3,831)

Number of outstanding shares of common stock at the end of the period(3)	15,000,000	15,000,000	25,000,000	25,000,000	32,000,000
Other Financial Data:
Net voyage revenues(6)	$93,573	$106,685	$113,259	$160,968	$110,197
EBITDA(7)	65,881	72,755	74,427	118,862	70,296
Capital expenditures:
Expenditures for vessels and equipment	81,328	1,022	878	4,809	3,831
Expenditures for drydocking	3,819	144	1,465	9,216	8,204
Fleet Data:
Average number of tankers(8): Aframax	7.9	9.0	9.0	9.0	9.0
Suezmax	—	—	0.8	2.0	3.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

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

(6)
Consistent with general practice in the shipping industry, we use “net voyage revenues” (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues, are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with revenues.

	Years Ended December 31,
	2005	2006	2007	2008	2009

Voyage revenues	$125,372	$153,093	$160,706	$163,327	$113,303
Voyage expenses	(31,799)	(46,408)	(47,447)	(2,359)	(3,106)

Net voyage revenues	$93,573	$106,685	$113,259	$160,968	$110,197

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

EBITDA, which is a non-GAAP measure, should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA excludes some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA as presented in this report may not be comparable to similarly titled measures of other companies.

	Years Ended December 31,
	2005	2006	2007	2008	2009
Reconciliation of “EBITDA” to “Net income”:
Net income	$43,891	$40,153	$39,905	$58,067	$38,934
Depreciation and amortization	13,137	15,614	21,055	27,655	28,660
Interest expense, net of interest income	6,919	15,737	13,467	16,433	6,942
Income taxes	1,934	1,251	—	—	—

EBITDA	$65,881	$72,755	$74,427	$102,155	$74,536

Realized and unrealized loss (gain) on interest rate swap	—	—	—	16,232	(4,310)

Adjusted EBITDA	$65,881	$72,755	$74,427	$118,387	$70,226

Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”:
Net operating cash flow	$41,828	$62,170	$36,385	$97,726	$74,097
Expenditures for drydocking	3,819	144	1,465	9,216	8,204
Interest expense, net of interest income	6,919	15,737	13,467	16,433	6,942
Realized and unrealized loss (gain) on interest rate swap	—	—	—	16,232	(4,310)
Increase in fair value of interest rate swap	—	—	—	(14,199)	9,033
Income taxes	1,934	1,251	—	—	—
Change in working capital	11,485	(6,313)	23,225	(7,493)	(23,471)
Other, net	(104)	(234)	(115)	472	(269)

Adjusted EBITDA	$65,881	$72,755	$74,427	$118,387	$70,226

(8)	Average number of tankers consists of the average number of vessels that were in our possession during a period, including the Dropdown Predecessor.

Risk Factors
We may be unable to pay dividends.
Our board of directors has adopted a dividend policy to pay a variable quarterly dividend equal to our Cash Available for Distribution from the previous quarter, subject to any reserves the board of directors may from time to time determine are required for prudent conduct of its business. Cash Available for Distribution represents our net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less net income attributable to the Dropdown Predecessor, and unrealized gains from derivatives. The amount of Cash Available for Distribution principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based upon, among other things:
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
Our fleet is comprised of nine double-hull Aframax tankers and three double-hull Suezmax tankers. As of March 1, 2010, five of these vessels were operating in the spot market through participation in pooling arrangements managed by subsidiaries of Teekay Corporation. In addition, we may employ in the spot market any additional vessels that we may acquire in the future or existing vessels upon the expiration of related time charters. Although the number of vessels in our fleet that participates in the spot market will vary from time to time, we anticipate that a significant portion of our fleet will participate in this market. As a result, our financial performance will be significantly affected by conditions in the oil tanker spot market and only our vessels that operate under fixed-rate time charters may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.
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
The recent economic downturn in the global financial markets may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customer’s inability to pay could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations. We cannot determine whether the difficult conditions in the economy and the financial markets will improve or worsen in the near future.
Our ability to grow may be adversely affected by our dividend policy.
Our dividend policy requires us to distribute all of our Cash Available for Distribution on a quarterly basis, subject to any reserves that our board of directors may determine are required for prudent conduct of its business. Accordingly, our growth, if any, may not be as fast as businesses that reinvest their cash to expand ongoing operations. In determining the amount of Cash Available for Distribution, our board of directors will consider contingent liabilities, the terms of our credit facilities, our other cash needs and the requirements of Marshall Islands law. We believe that we will generally finance any maintenance and expansion capital expenditures from cash balances or external financing sources (including borrowings under credit facilities and potential debt or equity issuances). To the extent we do not have sufficient cash reserves or are unable to obtain financing for these purposes, our dividend policy may significantly impair our ability to meet our financial needs or to grow.

We must make substantial capital expenditures to maintain the operating capacity of our fleet, which may reduce the amount of cash for dividends to our stockholders.
We must make substantial capital expenditures to maintain the operating capacity of our fleet and we generally expect to finance these maintenance capital expenditures with cash balances or undrawn credit facilities. We anticipate growing our fleet through the acquisition of tankers from third parties or the acquisition of additional tankers which Teekay Corporation has agreed to offer us, or other tankers we expect Teekay Corporation will offer us from time to time in the future, which would increase the level of our maintenance capital expenditures. Subsequent to our initial public offering, we have acquired three Suezmax tankers from Teekay Corporation.
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
We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring tankers from third parties or from Teekay Corporation, which has agreed to offer to us prior to June 18, 2010 the right to purchase another Suezmax tanker. We may acquire additional Aframax or Suezmax-class crude tankers or product tankers from Teekay Corporation in the future. Our acquisitions may also include newbuilding vessels (or newbuildings). We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically would pay 20% of the purchase price of a tanker upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately two to three years from the order). To fund expansion capital expenditures, we may be required to use cash balances or cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce the amount of cash for dividends to our stockholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to stockholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant stockholder ownership or dividend dilution.
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
As of March 1, 2010, four of our Aframax tankers and one of our Suezmax tankers operated in, and generated revenues to us through participation in, an Aframax tanker pooling arrangement (the Teekay Pool) and a Suezmax tanker pooling arrangement (the Gemini Pool), respectively, each managed by subsidiaries of Teekay Corporation. Pooling arrangements are designed to spread the costs and risks associated with commercial management of vessels and to share the net revenues earned by all of the vessels in the pool. Although the net revenues are apportioned based on the actual earning days each vessel is available and, with respect to the Teekay Pool, the relative performance capabilities of each vessel as well, a pool may include vessels that do not perform as well in actual operation as our vessels. As a result, our share of the net pool revenues may be less than what we could earn operating our vessels independently.
The removal of any vessels from the Teekay Pool, Gemini Pool, or any other pooling arrangement may adversely affect our operating results and ability to pay dividends.
We and Teekay Corporation have each committed to include in the Teekay Pool all of our and its respective Aframax-class crude tankers that are less than 15 years old and employed in the spot market or operate pursuant to time charters of less than 90 days. Participants in the Gemini Pool, including Teekay Corporation and third parties, have each agreed to include in the pool certain qualifying Suezmax-class crude tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. If we or Teekay Corporation remove vessels in the Teekay Pool or the Gemini Pool to operate under longer-term time charters, the benefits to us of the pooling arrangements could diminish. In addition, the European Union is in the process of substantially reforming the way it regulates traditional agreements for maritime services from an antitrust perspective. These changes may impose new restrictions on the way pools are operated or may prohibit pooling arrangements altogether. If for any reason our vessels, Teekay Corporation’s vessels, or any third party vessels cease to participate in the Teekay Pool, the Gemini Pool or another pooling arrangement, or if the pooling arrangements are significantly restricted, we may not achieve the benefits intended by pool participation and our results of operations and ability to pay dividends could be harmed.
Our failure to renew or replace fixed-rate charters could cause us to trade the related vessels in the spot market, which could adversely affect our operating results and make them more volatile.
As of March 1, 2010, seven of our tankers operated under fixed-rate time-charter contracts, two of which expire in 2010, four in 2011, and one in 2012. If upon their scheduled expiration or any early termination we are unable to renew or replace fixed-rate charters on favorable terms, if at all, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.
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
Our tankers operate in markets that have historically exhibited seasonal variations in tanker demand and, therefore, in spot-charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by the tankers in our fleet have historically been weaker during the fiscal quarters ended June 30 and September 30, and stronger in our fiscal quarters ended December 31 and March 31.
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
Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline substantially from existing levels, as they have done as a result of the recent global economic crisis. If the operation of a tanker is not profitable, or if we cannot re-deploy a chartered tanker at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Inability to dispose of vessels at a reasonable value could result in a loss on their sale and could adversely affect our results of operations and financial condition. In addition, one of our credit facilities contains loan-to-value financial covenants tied to the value of the two vessels that collateralize this credit facility. Significant decline in the market values of these tankers may require prepayments to avoid a default under this credit facility. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.
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
As of December 31, 2009, our consolidated debt was approximately $305.2 million and an additional $123.7 million was available to us under our $401.0 million revolving credit facility. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facility. Our level of debt could have important consequences to us, including the following:
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
Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of business.
Terrorist attacks, piracy and the current conflicts in Iraq and Afghanistan and other current and future conflicts, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.
In addition, oil facilities, shipyards, vessels, pipelines and oil fields could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate the charters which would harm our cash flow and business.
Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.
Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States elsewhere as a result of terrorist attacks, hostilities or otherwise may limit trading activities with those countries, which could also harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.

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
Various jurisdictions, including the IMO and the U.S. Environmental Protection Agency (or EPA), have recently adopted regulations governing the management of ballast water to prevent the introduction of non-indigenous species considered to be invasive. The EPA’s new ballast water treatment and other ballast water obligations will increase the cost of operating our vessels in United States waters.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Revenue generation and strategic growth opportunities may also be adversely affected.
Adverse effects upon the oil industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil will lessen dramatically over the short-term, in the long-term climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
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
Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. These costs have continued to increase to date in 2010, but to a lesser extent compared to 2009. If we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

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
Our Aframax tankers that operate in the spot market and Teekay Corporation’s Aframax tankers that operate in the spot market or pursuant to time charters of less than 90 days are part of the Teekay Pool. One of our Suezmax tankers and certain Suezmax tankers of Teekay Corporation currently participate in the Gemini Pool. These pooling arrangements are managed by Teekay Corporation subsidiaries. When operated in a pool, chartering decisions are made by the pool manager and vessel earnings are based on a formula designed to allocate the pool’s earnings to vessel owners based on actual on-hire performance of the vessels they contributed and, with respect to the Teekay Pool, attributes of the vessels, rather than amounts actually earned by those vessels. If we, Teekay Corporation or its affiliates terminate the pooling arrangements in which we participate pursuant to the terms thereof or if vessels of Teekay Corporation or us cease operating in the pooling arrangements for any other reason, our tankers may compete with other vessels owned or operated by Teekay Corporation to provide crude oil transportation services.
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
We are organized under the laws of the Republic of The Marshall Islands, and all of our assets are located outside of the United States. Our headquarters are located in Bermuda. In addition, some of our directors and a majority of our officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside of the United States. As a result, it may be difficult or impossible for stockholders to bring an action against us or against these individuals in the United States if stockholders believe that their rights have been infringed under securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict them from enforcing a judgment against our assets or the assets of our directors and officers.
Tax Risks
In addition to the following risk factors, you should read Item 4D: “Taxation of the Company” and Item 10: “Additional Information — Material U.S. Federal Income Tax Considerations” and — “Non-United States Consideration” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our Class A common stock.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75.0% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties, other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”
There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. April 13, 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code) and a recent unofficial IRS pronouncement issued to provide guidance to IRS field employees and examiners, which cites the Tidewater decision favorably in support of the conclusion that income derived by foreign taxpayers from time chartering vessels engaged in the exploration for, or exploitation of, natural resources on the Outer Continental Shelf in the Gulf of Mexico is characterized as leasing or rental income for purposes of the income sourcing provisions of the Code. However, we believe that the nature of our chartering activities, as well as our charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.
If the IRS were to determine that we are or have been a PFIC for any taxable year, U.S. holders of our common stock will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. holders make certain elections available under the Code, such holders would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common stock, as if such distribution or gain had been recognized ratably over the U.S. holder’s holding period. Please read Part II, “Item 5. Material U.S. Federal Income Tax Consideration—United States Federal Income Taxation of U.S. Holders—Consequences of Possible PFIC Classification” in this Report on Form 6-K.
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
We or some of our subsidiaries may be subject to tax in the jurisdictions in which we or our subsidiaries are organized or operate, reducing the amount of our Cash Available for Distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries in jurisdictions in which operations are conducted. For example, if Teekay Tankers Ltd was not able to meet the criteria specified by Section 883 of the U.S. Internal Revenue Code, our U.S. source income may become subject to taxation.
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
On June 24, 2009, we acquired a Suezmax tanker from Teekay Corporation, the 2003-built Ashkini Spirit, for a total cost of $57.0 million, excluding $0.7 million of working capital assumed. This acquisition was financed by the net proceeds of a follow-on offering of 7.0 million shares of our Class A common stock at $9.80 per share.
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

B. Business Overview
Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. Teekay Corporation, which formed us, is a leading provider of marine services to the global oil and natural gas industries and the world’s largest operator of medium-sized oil tankers. We believe we benefit from Teekay Corporation’s expertise, relationships and reputation as we operate our fleet and pursue growth opportunities. We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution, subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of our business. Cash Available for Distribution represents our net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less net income attributable to the Dropdown Predecessor, and unrealized gains from derivatives. For additional information about our dividend policy, please read Item 8: “Financial Information—Dividend Policy.”
Under the supervision of our executive officers and board of directors, our operations are managed by Teekay Tankers Management Services Ltd., a subsidiary of Teekay Corporation (our Manager) that provides to us commercial, technical, administrative and strategic services. We employ our chartering strategy based on the outlook of our Manager for freight rates, oil tanker market conditions and global economic conditions. As of March 1, 2010, we owned twelve vessels. As of the same date, four of our Aframax tankers were commercially managed in the Teekay Pool and one Suezmax tanker was commercially managed in the Gemini Pool. Our remaining seven vessels operated under fixed-rate time-charter contracts as of that date. The Teekay Pool and Gemini Pool are pooling arrangements managed by subsidiaries of Teekay Corporation and which include certain vessels of us, Teekay Corporation and, with respect to the Gemini Pool, third party operators that are employed in the spot market or operate pursuant to time charters of less than 90 days, for Teekay Pool, or less than one year, for the Gemini Pool. By employing some of our vessels in these pooling arrangements, we believe we benefit from Teekay Corporation’s expertise in commercial management of oil tankers and economies of scale of a larger fleet, including higher vessel utilization and daily revenues. We also believe that these pooling arrangements limit Teekay Corporation’s ability to compete with us in the spot market.
In connection with our initial public offering in December 2007, Teekay Corporation agreed to offer to us the right to purchase from it up to four existing Suezmax-class oil tankers. In April 2008, we acquired two Suezmax tankers, the Ganges Spirit and the Narmada Spirit, pursuant to this commitment and in June 2009, we completed the acquisition of the third Suezmax tanker, the Ashkini Spirit. Teekay Corporation has agreed to offer to us, prior to June 18, 2010, the right to purchase a fourth Suezmax tanker. The purchase price for any of these four Suezmax tankers is the vessel’s fair market value at the time of offer, taking into account any existing charter contracts and based on independent ship broker valuations. We also anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation will offer to us from time to time. These tankers may include crude oil and product tankers.
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
Our Fleet
As of March 1, 2010, our fleet consisted of nine Aframax-class oil tankers and three Suezmax-class oil tankers, all of which are of Marshall Islands registry.
The following table provides additional information about our Aframax-class oil tankers as of March 1, 2010.

	Capacity				Expiration of
Vessel	(dwt)(1)	Built	Employment	Daily Rate	Charter
Erik Spirit	115,500	2005	Time charter	$28,750	Dec. 2010
Matterhorn Spirit	114,800	2005	Pool	—	—
Everest Spirit	115,000	2004	Time charter	$17,400	Feb. 2011
Kanata Spirit	113,000	1999	Pool	—	—
Kareela Spirit	113,100	1999	Time charter	$29,000	Nov. 2011
Kyeema Spirit	113,300	1999	Time charter	$31,000	Nov. 2011
Nassau Spirit	107,100	1999	Time charter	$32,500	Aug. 2010
Falster Spirit	95,400	1995	Pool	—	—
Sotra Spirit	95,400	1995	Pool	—	—

Total capacity	982,600

The following table provides additional information about our Suezmax-class oil tankers as of March 1, 2010.

	Capacity				Expiration of
Vessel	(dwt)(1)	Built	Employment	Daily Rate	Charter
Ganges Spirit(2)	159,500	2002	Time charter	$30,500	May 2012
Narmada Spirit(3)	159,200	2003	Time charter	$19,500	Dec. 2011
Ashkini Spirit	165,200	2003	Pool	—	—

Total capacity	483,900

(1)	Deadweight tonnes.

(2)
Vessel operates on time charter with a profit-share component whereby we are entitled to the first $3,000 per day of the vessel’s earnings above the base rate and 50 percent of the earnings above $33,500 per day.

(3)	Vessel operates on time charter with a profit-share component whereby we are entitled to 50 percent of earnings over $19,500 per day.

Please read Note 6 to our consolidated financial statements included in this Annual Report for information with respect to major encumbrances against our vessels. As of March 1, 2010, we had no commitments to construct new vessels or acquire second hand vessels.
Our Charters and Participation in the Teekay Pool and Gemini Pool
Chartering Strategy. We operate our vessels in both the spot market and under time-charters of varying lengths up to three years in an effort to maximize cash flow from our vessels based on our Manager’s outlook for freight rates, oil tanker market conditions and global economic conditions. As of March 1, 2010, four of our vessels operated in the spot market through our participation in the Teekay Pool, one vessel operated in the spot market through our participation in the Gemini Pool, and seven of our vessels operated under fixed-rate time-charter contracts. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Our Manager also may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments. Likewise, the managers of the Teekay Pool and Gemini Pool may, with our approval, enter into fixed-rate time charters for vessels we include in those pooling arrangements, thereby decreasing spot-rate exposure without withdrawing the vessels from the pooling arrangements.
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
The Teekay and Gemini Pools. As of March 1, 2010, the Teekay Pool included 19 Aframax crude tankers, including four of our vessels, and the Gemini Pool included 42 Suezmax crude tankers, including one of our vessels. Under the pooling arrangements, the aggregate revenues generated by the entire applicable pool are distributed to pool members, including us, pursuant to a pre-arranged weighting system based on actual earnings days each vessel is available during the applicable period and, with respect to the Teekay Pool only, each vessel’s earnings capability based on its cargo capacity, speed and bunker consumption as well. Payments based on net cash flow applicable to each tanker in the pooling arrangements are made on a monthly basis to pool participants.
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
Business Strategies
Our primary business objective is to increase dividends per share by executing the following strategies:
•
Expand our fleet through accretive acquisitions. We intend to acquire additional oil tankers in a manner that will increase our dividends on a per-share basis. As discussed above, Teekay Corporation has sold to us or agreed to offer or sell to us up to four existing Suezmax tankers at a price equal to their fair market value at the time of the offer, taking into account existing charters and based on independent ship broker valuations. Please read Item 5: “Operating Financial Review and Prospects Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2009.” We also anticipate growing our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation to offer us from time to time. These acquisitions may include product tankers.

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
Seaborne transportation of crude oil and refined petroleum products are provided both by major energy companies (private as well as state-owned) and by independent ship owners. The desire of many major energy companies to outsource all or a portion of their shipping requirements has caused the number of conventional oil tankers owned by energy companies to decrease in the last 20 years. As a result of this trend, independent tanker companies now own or control a large majority of the international tanker fleet. As of December 31, 2009, the largest operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 63 vessels), Sovcomflot (approximately 41 vessels), Aframax International Pool (approximately 41 vessels) and the Sigma Pool (approximately 31 vessels). As of December 31, 2009, the largest operators of Suezmax tonnage (including newbuildings on order) included the Gemini Pool (36 vessels), Sovcomflot (approximately 21 vessels), the Blue Fin Pool (approximately 16 vessels), Delta Tankers (approximately 13 vessels) and the Stena Sonangol Pool (approximately 13 vessels).
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
Oil has been one of the world’s primary energy sources for a number of decades. The International Energy Agency (IEA) estimates that oil consumption will increase from 84.9 million barrels per day (or mb/d) in 2009 to 86.5 mb/d in 2010 as a result of the recovery in the global economy. A majority of known oil reserves are located in regions far from major consuming regions, which contributes positively towards demand for oil tankers.
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
Oil Tanker Supply. New Aframax and Suezmax tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, U.S. and international regulations require the earlier phase-out of existing vessels that are not double-hulled, regardless of their expected lifespan. As of December 31, 2009, the world Aframax crude tanker fleet consisted of 620 vessels, with an additional 108 Aframax crude oil tanker newbuildings on order for delivery through 2014, and the world Suezmax crude tanker fleet consisted of 358 vessels, with an additional 150 Suezmax crude oil tanker newbuildings on order for delivery through 2013. Currently, delivery of a vessel typically occurs within two to three years after ordering.

The supply of oil tankers is a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage. The level of newbuilding orders is primarily a function of newbuilding prices in relation to current and prospective charter market conditions. Another factor that affects tanker supply is the available shipyard capacity. The level of vessel scrapping activity is primarily a function of scrapping prices in relation to current and prospective charter market conditions and operating, repair and survey costs. Industry regulations also affect scrapping levels. Please read “—Regulations” below. Demand for drybulk vessel and floating storage offtake units, to which tankers can be converted, strongly affects the number of tanker conversions.
Over the past decade, there has been a significant and ongoing shift toward quality in vessels and operations, as charterers and regulators increasingly focus on safety and protection of the environment. Since 1990, there has been an increasing emphasis on environmental protection through legislation and regulations such as OPA 90, International Maritime Organization (or IMO) regulations and protocols, and classification society procedures that demand higher quality tanker construction, maintenance, repair and operations. We believe that operators with proven ability to integrate these required safety regulations into their operations have a competitive advantage. The emergence of vessels equipped with double hulls has represented a differentiation in vessel quality and has enabled these vessels to command premium hire rates in the spot-charter markets. The effect has been a shift in major charterers’ preference towards greater use of double hulls.
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
We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collisions, grounding and weather. Protection and indemnity insurance indemnifies against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. Insurance policies also cover war risks (including piracy and terrorism). We do not carry insurance covering loss of revenues resulting from vessel off-hire time. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that appropriate levels of environmental damage and pollution coverage are maintained. However, we cannot assure that all covered risks are adequately insured against, that any particular claim will be paid or that adequate insurance coverage will be procured at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution. Insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.

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
Classification, Audits and Inspections
The hull and machinery of all of our vessels have been “classed” by one of the major classification societies: Det Norske Veritas, Lloyd’s Register of Shipping, or the American Bureau of Shipping. The classification society certifies that the vessel has been built and maintained in accordance with the rules of that classification society. Each vessel is inspected by a classification society surveyor annually, with either the second or third annual inspection being a more detailed survey (an Intermediate Survey) and the fifth annual inspection being the most comprehensive survey (a Special Survey). The inspection cycle resumes after each Special Survey. Vessels also may be required to be drydocked at each Intermediate and Special Survey for inspection of the underwater parts of the vessel in addition to a more detailed inspection of hull and machinery. Many of our vessels have qualified with their respective classification societies for drydocking every four or five years in connection with the Special Survey and are no longer subject to drydocking at Intermediate Surveys. To qualify, we were required to enhance the resiliency of the underwater coatings of each vessel hull and to mark the hull to facilitate underwater inspections by divers.
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
In December 2003, the IMO revised its regulations relating to the prevention of pollution from oil tankers. These regulations, which became effective in April 2005, accelerated the existing mandatory phase-out of single-hull tankers and impose a more rigorous inspection regime for older tankers. In July 2003, the European Union adopted legislation that prohibits all single-hull tankers from entering into its ports or offshore terminals under a phase-out schedule (depending upon age, type and cargo of tankers) between the years 2003 and 2010. All single-hull tankers will be banned April 2010. The European Union has already banned all single-hull tankers carrying heavy grades of oil from entering or leaving its ports or offshore terminals or anchoring in areas under its jurisdiction. Commencing in April 2005, certain single-hull tankers above 15 years of age were also restricted from entering or leaving EU ports or offshore terminals and anchoring in areas under EU jurisdiction. All of the tankers that we currently operate are double-hulled and are not affected directly by these IMO and EU regulations.
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
Environmental Regulations—United States Regulations. The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through OPA 90 and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners and operators whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States.

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
OPA 90 limits the liability of responsible parties in an amount it periodically updates. These limits of liability would not apply if the incident is caused by violation of certain U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. In addition, CERCLA, which applies to the discharge of hazardous substances (other than oil) whether on land or at sea, contains a similar liability regime and provides for cleanup, removal and natural resource damages. Liability under CERCLA is also subject to limits, unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations, in which case liability is unlimited. We currently maintain for each vessel pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.
Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be built with double-hulls.
All of the tankers we currently operate are double-hulled. The United States Coast Guard (or Coast Guard) has implemented regulations requiring evidence of financial responsibility in an amount equal to the applicable OPA limitation on liability plus the CERCLA liability limit of $300 per gross ton. Under the regulations, such evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternate method subject to agency approval. Under OPA 90, an owner or operator of a fleet of vessels is required only to demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA.
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
Environmental Regulation—Other Environmental Initiatives
Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC and through a 2000 Protocol to the CLC which entered into force on November 1, 2003. The liability limits in the countries that have ratified the 2000 Protocol are currently approximately $6.9 million plus approximately $962 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $137(1) million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships (or Annex VI) to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We plan to operate our vessels in compliance with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.
In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency (or EPA), have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water and the discharge of bunkers as potential pollutants (OPA 90 applies to discharges of bunkers or cargoes) and requiring the installation on ocean-going vessels of pollution prevention equipment such as oily water separators and bilge alarms.
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
Since January 2009, several environmental groups and industry associations have filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. Several of these actions have been consolidated in the Washington D.C. Circuits courts, and have been subject to a stay that was recently extended to April 2, 2010.

(1)	Based on March 23, 2010 SDR Rate: 1SDR = US$1.52385

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The European Union also has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, European Union, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.
In September 1997, the IMO adopted Annex VI to the International Convention for the Prevention of Pollution from Ships (or Annex VI) to address air pollution from ships. Annex VI, which became effective in May 2005, sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibit deliberate emissions of ozone depleting substances, such as halons, chlorofluorocarbons, emissions of volatile compounds from cargo tanks and prohibition of shipboard incineration of specific substances. Annex VI also includes a global cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. We plan to operate our vessels in compliance with Annex VI. Additional or new conventions, laws and regulations may be adopted that could adversely affect our ability to manage our ships.
In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency (or EPA), have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water and the discharge of bunkers as potential pollutants (OPA 90 applies to discharges of bunkers or cargoes) and requiring the installation on ocean-going vessels of pollution prevention equipment such as oily water separators and bilge alarms.
The EU Directive 33/2005 (or the Directive) came into force from January 1, 2010. Under this legislation, vessels are required to burn fuel with sulphur content below 0.1% while berthed or anchored in an EU port. Currently, the only grade of fuel meeting this low sulphur content requirement is low sulphur marine gas oil (or LSMGO). Certain modifications to certain vessels are necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). The cost of such modifications will increase the capital expenditures of the relevant vessels in our fleet, which we estimate will total approximately $3.3 million. Furthermore, operating costs will increase as LSMGO is more expensive than HFO that is currently in use. Given that some equipment modification kits are not yet available, until recently, several industry associations and groups have appealed to the EU on the need for a grace period before the new regulations are enforced.
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
C. Organizational Structure
As of March 1, 2010, Teekay Corporation (NYSE: TK), through its 100%-owned subsidiary Teekay Holdings Ltd., had a 42% economic interest in us through its ownership of 1.0 million of our shares of Class A common stock and 12.5 million shares of our Class B common stock. Our shares of Class A common stock entitle the holders thereof to one vote per share and our shares of Class B common stock entitle the holders thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As such, we are controlled by Teekay Corporation. Teekay Corporation also controls its public subsidiaries Teekay LNG Partners L.P. (NYSE: TGP) and Teekay Offshore Partners L.P. (NYSE: TOO).
Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2009.
D. Property, Plant and Equipment
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
E. Taxation of the Company
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
1. United States Taxation
The following discussion is based upon the provisions of the Code existing and proposed U.S. Treasury Department regulations, administrative rulings, pronouncements and judicial decisions, all as of the date of this Annual Report.
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
We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy the Ownership Test described in the Section 883 Regulations. We believe that we should satisfy the Ownership Test because our stock is primarily and regularly traded on an established securities market in the United States within the meaning of Section 883 of the Code and the Treasury Regulations thereunder. We can give no assurance, however, that changes in the ownership of our stock subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.
The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed placed of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.
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
We were formed by Teekay Corporation (Teekay) in October 2007 and completed our initial public offering in December 2007. Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. As at March 1, 2010, we owned nine Aframax tankers and three Suezmax tankers. As of March 1, 2010, five of our Aframax tankers and two of our Suezmax tankers operated under fixed-rate time-charter contracts with our customers, of which two charter contracts are scheduled to expire in 2010, four in 2011, and one in 2012. One of the Aframax fixed-rate time-charter contracts which expires in 2010 is with Teekay. The two fixed-rate contracts for the Suezmax tankers include a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts and one expires in 2011 and the other in 2012. Our remaining four Aframax tankers and one Suezmax tanker currently participate in an Aframax pooling arrangement and a Suezmax pooling arrangement, respectively, each managed by subsidiaries of Teekay. As of March 1, 2010, these pooling arrangements included 19 Aframax tankers and 42 Suezmax tankers, respectively. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time.
We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of our business. Cash Available for Distribution represents our net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by us from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay.

In connection with our initial public offering, Teekay contributed to us nine wholly owned subsidiaries, each of which owns one Aframax tanker. These transfers represented a reorganization of entities under common control and have been recorded at historical cost. Prior to these transfers to us, Teekay transferred seven of the nine tankers to seven new ship-owning subsidiaries. The accounts of the remaining two wholly owned subsidiaries and any other transactions specifically attributable to the nine vessels that, prior to the public offering, were incurred in Teekay or any of its other subsidiaries that were not transferred to us are collectively referred to as Teekay Tankers Predecessor or the Predecessor.
Significant Developments in 2009 and 2010
On June 24, 2009, we completed a follow-on public offering of 7.0 million Class A common shares at a price of $9.80 per share, for gross proceeds of approximately $68.6 million. We used the net offering proceeds of $65.6 million to acquire the 2003-built Suezmax tanker, the Ashkini Spirit, from Teekay for $57.0 million. The net proceeds from the offering in excess of the purchase price of the Ashkini Spirit were used to repay a portion of our outstanding debt under its revolving credit facility. In addition, as part of the acquisition of the Ashkini Spirit, the undrawn availability under the revolving credit facility increased by a further $58.0 million.
In connection with our initial public offering in December 2007, Teekay agreed to offer to us the right to purchase from it up to four existing Suezmax oil tankers. In April 2008, we acquired two Suezmax tankers, the Ganges Spirit and the Narmada Spirit, pursuant to this commitment and in June 2009, we completed the acquisition of the third Suezmax tanker, the Ashkini Spirit, as described above. Teekay has agreed to offer to us, prior to June 18, 2010, the right to purchase the fourth Suezmax tanker. The purchase price for any of these four Suezmax tankers is the vessel’s fair market value at the time of offer, taking into account any existing charter contracts and based on independent ship broker valuations. We also anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay will offer to us from time to time. These tankers may include crude oil and product tankers.
The acquisition of the three Suezmax tankers was accounted for as a transfer of a business between entities under common control. The transfer of net assets between entities under common control are accounted for as if the transfer occurred from the date that we and the acquired vessels were both under the common control of Teekay and had begun operations. The financial results for the years ended December 31, 2009, 2008 and 2007 have been retroactively adjusted to reflect the financial results of the three Suezmax tankers for the periods under common control of Teekay prior to acquisition of the vessels by us, and such results for such period are collectively referred to as the Dropdown Predecessor.
In late March 2010, the Company executed an agreement to sell one of its Aframax vessels that is trading in the Teekay Aframax Pool for approximately $17.0 million, its approximate book value. This transaction is expected to be completed in the second quarter of 2010.
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
Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crewing and repairs and maintenance. Expenses for repairs and maintenance tend to fluctuate from period to period because most repairs and maintenance typically occur during periodic drydockings. We expect these expenses to increase as our fleet matures and to the extent that it expands.
Income from Vessel Operations. To assist us in evaluating our operations, we analyze the income we receive after deducting operating expenses, but prior to the deduction of interest expense, income taxes, foreign currency exchange gains and losses and other income and losses.
Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every 2.5 to five years, depending upon the type of vessel and its age. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We expense, as incurred, costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
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
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. To date, we have acquired three Suezmax tankers (the Ganges Spirit, the Narmada Spirit and the Ashkini Spirit) from Teekay. These acquisitions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting our financial statements, for periods prior to the date the interests in these vessels were actually acquired by us, are recast to include the results of these acquired vessels. The periods recast include all periods that we and the acquired vessels were both under common control of Teekay and had begun operations. As a result, our statements of income for the years ended December 31, 2009, 2008, and 2007 reflect the financial results of the three Suezmax tankers for the periods under common control of Teekay prior to the acquisition of the vessels by us, and such results for such periods are collectively referred to as the Dropdown Predecessor.

•
Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market. This affects the amount of dividends, if any, we pay on our common stock from period to period.

•
Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended December 31 and March 31.

•
Our general and administrative expenses are affected by our Management Agreement and costs we incur from being a public company. In December 2007, we entered into the long-term Management Agreement with our Manager, Teekay Tankers Management Services Ltd., a subsidiary of Teekay. Under this agreement, our Manager provides to us commercial, technical, administrative and strategic services. We pay a market-based fee for these services. Prior to our initial public offering, our general and administrative expenses reflect an allocation of general and administrative expenses from Teekay. The annual expenses we have incurred after our initial public offering under the Management Agreement for commercial, technical, administrative and strategic services generally have been lower than our general and administrative expenses for comparable periods prior to our initial public offering. However, we may incur additional general and administrative expenses as a result of our Manager being entitled to a performance fee under the Management Agreement under certain circumstances. Please read Note 10(d) to our consolidated financial statements included in this Annual Report. In addition, since our initial public offering we have been incurring additional general and administrative expenses as a result of being a publicly traded company, including costs associated with annual reports to stockholders and SEC filings, investor relations, The New York Stock Exchange annual listing fees and tax compliance expenses.

•
Our vessel operating expenses are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to growth in the world fleet. This shortage resulted in significant crew wage increases during 2007, 2008, and to a lesser degree in 2009. We expect the trend of significant crew compensation increases to abate in the short term. However, this could change if market conditions adjust. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. We have taken various measures throughout 2009 in an effort to reduce costs, improve operational efficiencies, and mitigate the impact of inflation and price increases and will continue this effort during 2010.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. Our vessels are normally offhire when they are being drydocked. Four and three of our vessels were drydocked during 2009 and 2008, respectively. The total number of days of offhire relating to drydocking during the years ended December 31, 2009 and 2008 was 149 days and 201 days, respectively. For our existing fleet, there are four drydockings scheduled in 2010 and no drydockings are scheduled in 2011.

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
Year Ended December 31, 2009 versus Year Ended December 31, 2008
The following table presents our operating results for the years ended December 31, 2009 and 2008 and compares net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2009	2008	% Change

Voyage revenues	$113,303	$163,327	(30.6)
Voyage expenses	3,106	2,359	31.7
Net voyage revenues	110,197	160,968	(31.5)
Vessel operating expenses	33,221	33,896	(2.0)
Depreciation and amortization	28,660	27,655	3.6
General and administrative	6,694	8,734	(23.4)
Income from vessel operations	41,622	90,683	(54.1)
Interest expense	(7,012)	(16,908)	(58.5)
Realized and unrealized gain (loss) on interest rate swap	4,310	(16,232)	(126.6)
Interest income	70	475	(85.3)
Other (expense) Income — net	(56)	49	(214.3)
Net Income	$38,934	$58,067	(32.9)
Tanker Market
Demand for conventional oil tankers is a function of several factors, including: world oil demand and supply (which affect the amount of crude oil and refined products transported in tankers); the relative locations of oil production, refining and consumption (which affect the distance over which the oil or refined products are transported); and the supply of tankers.

Spot tanker rates declined to multi-year lows during 2009 due to the combined effects of lower global oil demand as a result of the global economic downturn, a reduction in global supply due to the Organization of the Petroleum Exporting Countries (or OPEC) production cutbacks and an increase in tanker fleet supply. The removal of tankers from the fleet for use as floating storage and the implementation of slow steaming provided some support during the year and prevented rates from declining further. Spot tanker rates recovered during the fourth quarter due to a seasonal increase in global oil demand and supply as well as severe winter weather-related vessel delays in the northern hemisphere.
During 2009, the global economy shrank for the first time since World War II after a series of shocks to the world’s financial markets in the second half of 2008 paved the way for a deep global recession. According to the International Monetary Fund (or IMF) global gross domestic product (or GDP) shrank by 0.8% in 2009 compared to growth of 3.0% in the previous year. GDP in the advanced economies shrank by 3.2% while growth in emerging market and developing economies slowed to 2.1%. The severe downturn in the global economy led to a decrease in global oil demand for the second consecutive year, the first time this has happened since the early 1980s. According to the International Energy Agency (or IEA), global oil demand contracted by 1.2 million barrels per day (mb/d), or 1.4% in 2009 following a decline of 0.3 mb/d in the previous year. Global oil supply declined by 1.5 mb/d in 2009 as OPEC cut back production in response to shrinking oil demand and lower crude oil prices.
The outlook for 2010 is more positive with the IMF forecasting global GDP growth of 3.9% as the world starts to recover from the recession. The advanced economies are expected to grow by 2.1% in 2010, while emerging market and developing economies are expected to grow by 6.0%. The IEA estimates that global oil demand will grow by 1.6 mb/d or 1.8% in 2010 taking global oil demand back to the pre-recession levels of 2007. All of the growth is expected to come from non-OECD countries led by Asia and in particular China where oil demand is expected to grow by 0.5 mb/d. Non-OPEC supply is expected to increase by a modest 0.3 mb/d while OPEC natural gas liquids (or NGL) production is expected to grow by 0.8 mb/d. The net result of increasing demand and slower growth in non-OPEC / OPEC NGL supply is an expected increase in the “call on OPEC” crude of 0.4 mb/d in 2010.
Spot tanker rates had remained strong during the first few weeks of 2010 largely due to severe winter weather conditions in the Northern Hemisphere, which led to increased oil demand and caused weather-related delays. Subsequently, spot tanker rates softened in late January and February due to easing seasonal factors and an increase in available fleet capacity as a result of a reduction in global floating storage volumes. Crude tanker rates remained volatile during March 2010 as a result of certain short term market dislocations which suggests that the underlying tanker supply / demand balance may be tighter than what some estimates suggest.
The world tanker fleet expanded to approximately 436 million deadweight (or mdwt) as of December 31, 2009, an increase of 30 mdwt or 7.3% from the end of 2008. This is an increase from the previous year when the tanker fleet grew by 22 mdwt or 5.6%. A total of 48 mdwt of new tankers were delivered into the fleet during 2009, a record amount for a calendar year (the previous record was 46 mdwt in 1975). However, the final delivery total was around 25% lower than the planned delivery schedule at the start of the year as construction delays and newbuilding cancellations led to a higher level of orderbook slippage than in previous years. Tanker removals increased to 19 mdwt in 2009 compared to 15 mdwt in 2008 due to an increase in scrapping ahead of the International Maritime Organization (or IMO) mandated phase-out of single hull tankers which comes into effect in 2010. Approximately 64.5 mdwt of tankers are due to deliver in 2010; however, tanker fleet growth is expected to be dampened by continued orderbook slippage due to construction delays and order cancellations as well as increased scrapping due to single hull tanker phase-out regulations. There are currently approximately 53 mdwt (or 12% of the exisiting fleet) non double hull tankers in the world tanker fleet and these units are finding it more and more difficult to trade (from a commercial and regulatory point of view).
Fleet and TCE Rates
In accordance with United States generally accepted accounting principals (or GAAP), we report gross voyage revenues in our income statements and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated “time charter equivalent” (or TCE) rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. There are two reasons for this. First, under time charters the customer usually pays the voyage expenses, while under voyage charters the shipowner usually pays the voyage expenses. Second, the revenues and voyage expenses of our vessels that operate in pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a TCE basis, are allocated to the pool participants according to an agreed formula. We account for the net allocation from the pool as voyage revenues. Accordingly, the discussion of revenue below focuses on net voyage revenues (or voyage revenues less voyage expenses) and TCE rates where applicable.
The following table presents our operating results for the years ended December 31, 2009 and 2008, and compares net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure.
The acquisition of the Suezmax vessel, the Ashkini Spirit, in 2009 increased the number of vessels in our fleet to twelve compared to eleven in 2008. However, the financial results of the Dropdown Predecessor relating to this vessel has been included, for accounting purposes, in our results as if it were acquired on August 1, 2007, when it was acquired and began operations as a conventional tanker for Teekay Corporation. Please read Note 1 to our consolidated financial statements included in this Annual Report.
The following table outlines the average TCE rates earned by vessels for the years ended December 31, 2009 and 2008:

	Year Ended December 31, 2009			Year Ended December 31, 2008
	Net		Average	Net		Average
	Voyage		TCE per	Voyage		TCE per
	Revenues (1)	Revenue	Revenue	Revenues (2)	Revenue	Revenue
	(in thousands)	Days	Day (1)	(in thousands)	Days	Day (2)
Voyage-charter contracts — Aframax	$21,099	1,212	$17,415	$63,256	1,546	$40,911
Voyage-charter contracts — Suezmax	19,781	724	27,309	38,656	675	57,299
Time-charter contracts — Aframax	58,425	1,882	31,040	50,997	1,604	31,788
Time-charter contracts — Suezmax	15,108	368	41,054	12,400	365	33,946

Total	$114,413	4,186	$27,332	$165,309	4,190	$39,453

(1)
Excludes a total of $4.2 million in management fees payable by us to Teekay Corporation for commercial management of our vessels, of which $2.1 million is for commissions paid as a result of participating in pooling arrangements managed by subsidiaries of Teekay Corporation.

(2)
Excludes a total of $4.3 million in management fees payable by us to Teekay Corporation for commercial management of our vessels, of which $2.0 million is for commissions paid as a result of participating in pooling arrangements managed by subsidiaries of Teekay Corporation.

Net Voyage Revenues. Net voyage revenues decreased to $110.2 million for the year ended December 31, 2009, compared to $161.0 million for 2008, primarily due to:
•	a decrease of $49.7 million from a decrease in average TCE rates earned by our Aframax vessels operating on spot-market-based voyage charters;

•	a decrease of $10.4 million from a decrease in average TCE rates earned by our Suezmax vessels operating on spot-market-based voyage charters;

•	a decrease of $5.4 million resulting from the extensions of existing time-charters for the Everest Spirit and Nassau Spirit during 2009; and

•	a decrease of $1.6 million resulting from the Matterhorn Spirit time-charter expiring and the vessel resuming spot-market-based voyage charter employment at lower rates;
partially offset by
•	an increase of $15.5 million resulting from the employment of the Kareela Spirit and Kyeema Spirit on time-charters instead of voyage-charter in 2009; and

•	an increase of $2.7 million relating to the Ganges Spirit profit-sharing amount recognized in 2009 over the $1.0 million recognized in 2008.
Vessel Operating Expenses. Vessel operating expenses decreased to $33.2 million for the year ended December 31, 2009, compared to $33.9 million for 2008, primarily due to a reduction in repair and maintenance expenses in 2009 compared to 2008.
Depreciation and Amortization. Depreciation and amortization increased to $28.7 million for the year ended December 31, 2009, compared to $27.7 million for 2008, primarily due to the additional amortization of drydocking expense relating to the four drydockings in 2009 compared to three drydockings in 2008.
General and Administrative Expenses. General and administrative expenses were $6.7 million for the year ended December 31, 2009, compared to $8.7 million for 2008. The decrease in general and administrative expenses was primarily due to:
•	no performance fee expense was incurred in 2009 compared to $1.4 million of performance fees that were recognized for the year ended December 31, 2008; and

•	a decrease of $1.1 million in general and administrative expenses relating to the Dropdown Predecessor in 2009 compared to 2008;
partially offset by
•	an increase of $0.4 million in corporate expenses incurred during 2009 compared with 2008.
Interest Expense. Interest expense was $7.0 million and $16.9 million, respectively, for the years ended December 31, 2009 and 2008. The change in interest expense was primarily due to a decrease of $5.3 million relating to the Dropdown Predecessor in 2009 compared to 2008 and a lower debt balance outstanding resulting from annual loan repayments of $3.6 million and loan prepayments of $20.0 million made on our revolving credit facility and a decrease in interest rates on the outstanding loan balance in 2009 compared to 2008.
Realized and unrealized gain (loss) on interest rate swap. We have not designated, for accounting purposes, our interest rate swap as a cash flow hedge of our U.S. Dollar LIBOR-denominated borrowings, and as such, the realized and unrealized changes in the fair value of the swap are reflected in a separate line item in our consolidated statements of income. The change in the fair value of the interest rate swap resulted in an unrealized gain of $9.0 million and a realized loss of $4.7 million for the year ended December 31, 2009 compared to unrealized and realized losses of $14.2 million and $2.0 million, respectively, for the year ended December 31, 2008.
Net Income. As a result of the foregoing factors, net income was $38.9 million and $58.1 million, respectively, for the years ended December 31, 2009 and 2008.
Year Ended December 31, 2008 versus Year Ended December 31, 2007
The following table presents our operating results for the years ended December 31, 2008 and 2007 and compares net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2008	2007	% Change
Voyage revenues	$163,327	$160,706	1.6
Voyage expenses	2,359	47,447	(95.0)

Net voyage revenues	160,968	113,259	42.1
Vessel operating expenses	33,896	24,287	39.6
Depreciation and amortization	27,655	21,055	31.3
General and administrative	8,734	14,537	(39.9)

Income from vessel operations	90,683	53,380	69.9

Interest expense	(16,908)	(13,467)	25.6
Realized and unrealized (loss) gain on interest rate swap	(16,232)	—	100.0
Interest income	475	—	—
Other income (expense) — net	49	(8)	(712.5)

Net Income	$58,067	$39,905	45.5

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
Growth in the global economy slowed during 2008, particularly in the second half of the year after a series of shocks to global financial markets. The IMF reported that world gross domestic product growth averaged 3.2% in 2008, down from 5.2% in 2007, with growth averaging just 1.0% in 2008 in OECD countries. The slowdown in global economic growth affected global oil demand, which contracted by 0.3 mb/d (or 0.3%) according to the IEA. Oil demand in the OECD fell by 1.7 mb/d in 2008 while non-OECD demand grew by 1.4 mb/d led by China, Asia and the Middle East. Global oil supply rose by 0.8 mb/d in 2008 compared to 2007, driven by higher OPEC output as a result of record high crude oil prices for much of 2008.
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
Fleet and TCE Rates
The following table presents our operating results for the years ended December 31, 2008 and 2007, and compares net voyage revenues, a non-GAAP financial measure, for those periods to voyage revenues, the most directly comparable GAAP financial measure.
The acquisition of the three Suezmax vessels, the Ashkini Spirit in 2009 and the Ganges Spirit and Narmada Spirit in 2008, increased the number of vessels in our fleet in 2008 to twelve compared to nine in 2007 as a result of accounting for the Dropdown Predecessor. The financial results of the Dropdown Predecessor relating to these vessels have been included, for accounting purposes, in our results as if they were acquired on August 1, 2007, when they were acquired and began operations as conventional tankers for Teekay Corporation. Please read Note 1 to our consolidated financial statements included in this Annual Report.
The following table outlines the average TCE rates earned by vessels for the years ended December 31, 2008 and 2007:

	Year Ended December 31, 2008			Year Ended December 31, 2007
	Net		Average	Net
	Voyage		TCE per	Voyage		Average TCE
	Revenues (1)	Revenue	Revenue	Revenues	Revenue	per Revenue
	(in thousands)	Days	Day (1)	(in thousands)	Days	Day (2)
Voyage-charter contracts — Aframax	$63,256	1,546	$40,911	$65,775	2,168	$30,378
Voyage-charter contracts — Suezmax	38,656	675	57,299	9,782	275	35,572
Time-charter contracts — Aframax	50,997	1,604	31,788	33,180	1,088	30,516
Time-charter contracts — Suezmax	12,400	365	33,946	4,638	153	30,313

Total	$165,309	4,190	$39,453	$113,375	3,684	$30,775

(1)
Excludes a total of $4.3 million in management fees payable by us to Teekay Corporation for commercial management of our vessels, of which $2.0 million is for commissions paid as a result of participating in pooling arrangements managed by subsidiaries of Teekay Corporation.

(2)	Excludes a total of $0.1 million in management fees payable by us to Teekay Corporation for commercial management of our vessels.
Net Voyage Revenues. Net voyage revenues increased to $161.0 million for the year ended December 31, 2008, compared to $113.3 million for 2007, primarily due to:
•	an increase of $22.8 million and $6.0 million from an increase in average TCE rates earned by our Aframax and Suezmax vessels, respectively, operating on spot-market-based voyage charters;

•	an increase of $16.4 million from an increased number of revenue days from employment of our Aframax time-charter fleet;

•	an increase of $7.2 million due to the additional revenue days the Dropdown Predecessor operated in 2008 compared to partial year in 2007; and

•	an increase of $1.0 million due to the recognition of the Ganges Spirit profit-sharing amount recognized in 2008 compared to no profit-share amount in 2007;
partially offset by
•	a decrease of $3.7 million due to 92 offhire days in 2008 from the scheduled drydocking of the Nassau Spirit, which was completed in June 2008;

•	a decrease of $1.2 million due to 29 offhire days in 2008 for vessel repairs to the Sotra Spirit, with the majority of the repairs completed in July and November, 2008; and

•	a decrease of $0.9 million due to 19 offhire days for the scheduled drydocking of the Narmada Spirit, which was completed in October 2008.
Vessel Operating Expenses. Vessel operating expenses increased to $33.9 million for the year ended December 31, 2008, compared to $24.3 million for 2007, primarily due to:
•	an increase of $5.9 million due to the inclusion of the financial results of the Dropdown Predecessor in 2008 over 2007;

•	an increase of $3.9 million from increased crewing costs;

•	an increase of $1.0 million from an increase in maintenance activities;
partially offset by
•
a decrease of $1.4 million in crewing costs for the Nassau Spirit. In connection with the re-flagging of this vessel from Canada to the Bahamas in August 2006, we changed the crew on the Nassau Spirit from Canadian crew to international crew.

Depreciation and Amortization. Depreciation and amortization increased to $27.7 million for the year ended December 31, 2008, compared to $21.1 million for 2007, primarily due to:
•	an increase of $7.9 million due to the inclusion of the Dropdown Predecessor;
partially offset by
•	a decrease of $2.2 million due to an increase in the estimated residual value of our vessels for accounting purposes, which was primarily driven by increases in steel prices.
General and Administrative Expenses. General and administrative expenses were $8.7 million for the year ended December 31, 2008, compared to $14.5 million for 2007. The change in general and administrative expenses was primarily due to:
•	a net decrease of $6.5 million from our entering into the Management Agreement with our Manager in December 2007; and

•	a decrease of $0.5 million due to the inclusion of the financial results of the Dropdown Predecessor; and
partially offset by:
•	an increase of $1.7 million in corporate expenses incurred during 2008 compared with 2007.
Interest Expense. Interest expense was $16.9 million and $13.5 million, respectively, for the years ended December 31, 2008 and 2007. The change in interest expense was primarily due to:
•	an increase $4.6 million due to the average outstanding balance of revolving credit facilities during 2008 compared to 2007 partially offset by
•	a decrease of $1.0 million due to the inclusion of the financial results of the Dropdown Predecessor in 2008 over 2007.
Realized and unrealized gain (loss) on interest rate swap. We have not designated, for accounting purposes, our interest rate swap as a cash flow hedge of our U.S. Dollar LIBOR-denominated borrowings, and as such, the realized and unrealized changes in the fair value of the swap are reflected in a separate line item in our consolidated statements of income. The change in the fair value of the interest rate swap resulted in unrealized and realized losses of $14.2 million and $2.0 million, respectively, for the year ended December 31, 2008 and no unrealized and realized gains and losses for the year ended December 31, 2007.
Net Income. As a result of the foregoing factors, net income increased to $58.1 million for 2008, from $39.9 million for 2007.

LIQUIDITY AND CAPITAL RESOURCES
Liquidity and Cash Needs
Our short-term liquidity requirements are for the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. As at December 31, 2009, our total cash and cash equivalents was $10.4 million. Our total liquidity, including cash and undrawn credit facilities, was $134.1 million as at December 31, 2009, compared to $72.4 million as at December 31, 2008. The increase in liquidity was primarily due to the $58.0 million increase in the undrawn availability under the revolving credit facility as a result of the acquisition of the Ashkini Spirit in June 2009. We believe that our working capital is sufficient for our present requirements.
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
Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, cash from operations, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter (subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of business), we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay or third parties. On June 24, 2009, we completed a follow-on public offering of 7.0 million shares of our Class A common stock at $9.80 per share, the net proceeds of which we used to purchase the Ashkini Spirit from Teekay and to repay a portion of our outstanding debt under our revolving credit facility.
As at December 31, 2009, our revolving credit facility provided for borrowings of up to $401.0 million, of which $123.7 million was undrawn. The amount available under this revolving credit facility decreases by $22.1 million semi-annually commencing in December 2012 and the credit facility matures in 2017. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. The acquisitions of two of our Aframax tankers were financed with a term loan which bears interest at a rate of 4.06%. As of December 31, 2009, the balance of this term loan was $27.9 million. The loan requires $0.9 million in quarterly principal payments. Please read Note 6 to our consolidated financial statements included in this Annual Report.
As of March 1, 2010, our vessel financings were collateralized by all of our vessels. The term loan used to finance two of our Aframax tankers and our revolving credit facility contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing additional indebtedness;

•	making certain negative pledges or granting certain liens; and

•	selling, transferring, assigning or conveying assets.
In addition, our revolving credit facility contains covenants that require us to maintain a minimum liquidity (i.e., cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of a minimum of $35.0 million and at least 5.0% of our total debt. As at March 1, 2010, we were in compliance with all of our covenants under our credit facilities.
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
We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use one interest rate swap to manage interest rate risk. We do not use this financial instrument for trading or speculative purposes. Please read Item 11: “Quantitative and Qualitative Disclosures About Market Risk.”
As described under “Item 4—Information on the Company: Regulations—Environmental Regulation—Other Environmental Initiatives,” passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	2009	2008
	(in thousands)	(in thousands)
Net cash flow from operating activities	$74,097	$97,726
Net cash flow used in financing activities	(86,532)	(101,058)
Net cash flow used in investing activities	(3,831)	(4,809)

Operating Cash Flows
Net cash flow from operating activities decreased to $74.1 million in 2009, from $97.7 million in 2008, primarily due to a decrease in average spot tanker market rates, drydocking expenditures, working capital advances to the managers of the pooling arrangements in which some of our vessels participate, and the timing of our cash receipts and payments. Net cash flow from operating activities primarily depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, changes in interest rates, fluctuations in working capital balances and spot market tanker rates. The number of vessel drydockings tends to vary between periods. In 2009, four of our vessels were drydocked compared to three vessels in 2008.
Financing Cash Flows
Net cash outflow from financing activities decreased to $86.5 million in 2009 from $101.1 million in 2008, primarily due to the net proceeds of our follow-on equity offering, reduced dividend payments and reduced prepayments of long-term debt of the Dropdown Predecessor in 2009 compared with 2008. During the second quarter of 2009, we raised net proceeds of $65.6 million from our follow-on offering of 7.0 million shares of Class A common stock which was partially offset by the purchase of the Ashkini Spirit for $57.0 million. The excess of proceeds over the purchase price of the Suezmax tanker was used to prepay a portion of the principal on our revolver. Net cash outflow from financing activities also decreased in 2009 over 2008 as a result of a reduction in cash dividends paid during 2009 compared to 2008. Dividends paid by us during the year ended December 31, 2009 were $50.4 million or $1.86 per share, compared to $69.6 million or $2.79 per share for the year ended December 31, 2008. We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors. In 2008, we also prepaid long-term debt relating to the Dropdown Predecessor in the amount of $129.4 million compared to $13.3 million in 2009. In connection with the acquisition of the Dropdown Predecessor, our statements of cash flows were retroactively adjusted to include the cash flows of the Dropdown Predecessor for the period from August 1, 2007 through June 24, 2009.
During the year ended December 31, 2009 we repaid $3.6 million, as scheduled, of our term loan, and prepaid $20.0 million of indebtedness under our revolving credit facility. For the year ended December 31, 2008, we repaid $3.6 million of our term loan, and prepaid $15.0 million of indebtedness under our revolving credit facility.
Investing Cash Flows
During 2009 and 2008 we incurred $3.8 million and $4.8 million respectively, of vessel upgrade and equipment expenditures.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2009:

			2011	2013
			and	and	Beyond
(in millions of U.S. dollars)	Total	2010	2012	2014	2014
U.S. Dollar-Denominated Obligations:
Long-term debt (1)	305.2	3.6	7.2	7.2	287.2
Technical vessel management and administrative fees	48.9	3.8	7.5	7.5	30.1

Total	354.1	7.4	14.7	14.7	317.3

(1)
Excludes expected interest payments of $4.3 million (2010), $8.2 million (2011 and 2012), $7.6 million (2013 and 2014) and $8.8 million (beyond 2015). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus a margin of 0.60% at December 31, 2009 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

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
Valuation of Derivative Instruments
Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings.
Judgments and Uncertainties. The fair value of our interest rate swap agreement is the estimated amount that we would receive or pay to terminate the agreement at the reporting date, taking into account current interest rates and estimates of the current credit worthiness of both us and the swap counterparty. The estimated amount is the present value of future cash flows. The process of determining credit worthiness is highly subjective and requires significant judgment at many points during the analysis.
Effect if Actual Results Differ from Assumptions. If our estimates of fair value are inaccurate, this could result in a material adjustment to the carrying amount of derivative asset or liability and consequently the change in fair value for the applicable period that would have been recognized in earnings.
Goodwill
Description. We allocate the cost of acquired companies to the identifiable tangible and intangible assets and liabilities acquired, with the remaining amount being classified as goodwill. Our future operating performance will be affected by the potential impairment charges related to goodwill. Accordingly, the allocation of purchase price to goodwill may significantly affect our future operating results. Goodwill is not amortized, but reviewed for impairment annually, or more frequently if impairment indicators arise. The process of evaluating the potential impairment of goodwill is highly subjective and requires significant judgment at many points during the analysis.
Judgments and Uncertainties. The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting unit with goodwill was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions.
Effect if Actual Results Differ from Assumptions. As of December 31, 2009, we had one reporting unit with $6.8 million of goodwill attributable to it. The fair value of this reporting unit exceeds its carrying value by approximately $180 million at December 31, 2009. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. Such factors that could negatively impact the fair value of the reporting unit include fluctuations in discount rates, weaker tanker markets and fleet growth assumptions not being realized. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the “Forward-Looking Statement” Discussion on page four of this document.
Recent Accounting Pronouncements
In January 2009, we adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 805, Business Combinations. This amendment requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This amendment also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, this amendment requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price, and those restructuring costs that an acquirer expected, but was not obligated to incur, be recognized separately from the business combination. The amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The adoption of this amendment did not have a material impact on our consolidated financial statements.
In January 2009, we adopted an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. The adoption of this amendment did not have a material impact on our consolidated financial statements. See Note 8 of the notes to the consolidated financial statements.
In January 2009, we adopted an amendment to FASB ASC 815 Derivatives and Hedging, which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures. See Note 7 of the notes to the consolidated financial statements.
In January 2009, we adopted an amendment to FASB ASC 350, Intangibles — Goodwill and Other, which amends the factors that should be considered in developing assumptions relating to renewal or extension provisions used to determine the useful life of a recognized intangible asset. The adoption of the amendment did not have a material impact on our consolidated financial statements.

In January 2009, we adopted an amendment to FASB ASC 323, Investments-Equity Method and Joint Ventures, which addresses the accounting for the acquisition of equity method investments, for changes in value and changes in ownership levels. The adoption of this amendment did not have a material impact on our financial statements.
In April 2009, we adopted an amendment to FASB ASC 825, Financial Instruments, which requires disclosure of the fair value of financial instruments to be disclosed on a quarterly basis and that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments.
In April 2009, we adopted an amendment to FASB ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This amendment is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this amendment did not have a material impact on the consolidated financial statements. See Note 15 of the notes to the consolidated financial statements.
In June 2009, the FASB issued the FASB ASC effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative. The adoption of the ASC on July 1, 2009 and incorporated it in our notes to the consolidated financial statements.
In August 2009, the FASB issued an amendment to FASB ASC 820 Fair Value Measurements and Disclosures that clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. This amendment was effective for us on October 1, 2009. The adoption of this ASC did not have a material impact on the consolidated financial statements.
Item 6. Directors, Senior Management and Employees
Our board of directors and executive officers oversee and supervise our operations. Subject to this oversight and supervision, our operations are managed generally by our Manager. Upon the closing of our initial public offering, we entered into (a) the long-term Management Agreement pursuant to which our Manager and its affiliates provide to us commercial, technical, administrative and strategic services, (b) a revenue sharing pool agreement with Teekay Corporation and Teekay Chartering Limited, a subsidiary of Teekay Corporation, pursuant to which Teekay Chartering Limited commercially manages the Teekay Pool by providing chartering and marketing services for all participating tankers, and (c) a revenue sharing pool agreement with Teekay Corporation, Gemini Tankers, a subsidiary of Teekay Corporation, and other third party vessel owners, pursuant to which Gemini Tankers commercially manages the Gemini Pool by providing chartering and marketing services for all participating tankers. Please read Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions,” for descriptions of these agreements.
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
Directors and Executive Officers of Teekay Tankers Ltd.
The following table provides information about the directors and executive officers of Teekay Tankers Ltd. Directors are elected for one-year terms. The business address of each of our directors and officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Ages of the directors are as of December 31, 2009.

Name	Age	Position

C. Sean Day	60	Chairman of the Board of Directors (1)
Bjorn Moller	52	Chief Executive Officer and Director
Vincent Lok	41	Chief Financial Officer
Peter Evensen	51	Executive Vice President and Director
Richard J.F. Bronks	44	Director (2)
Richard T. du Moulin	63	Director (2)
William Lawes	66	Director (2)

(1)	Member of Nominating and Governance Committee

(2)	Member of Audit Committee, Conflicts Committee and Nominating and Governance Committee.

Certain biographical information about each of these individuals is set forth below:
C. Sean Day has served as Chairman of the Board of Teekay Tankers Ltd. since it was formed in October 2007 and also serves as Chairman of our Manager. Mr. Day has also served as Chairman of the Board for Teekay Corporation since September 1999, Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) since it was formed in November 2004, and Teekay Offshore GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) since it was formed in August 2006. From 1989 to 1999, Mr. Day was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to this, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation, and as Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay’s largest shareholder, to oversee its investment including that in the Teekay group of companies.
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
Peter Evensen was appointed Executive Vice President and a Director of Teekay Tankers Ltd. in October 2007 and serves in those same capacities for our Manager. He has also served as Chief Executive Officer, Chief Financial Officer and director of Teekay Offshore GP L.L.C. Mr. Evensen also holds the position of Executive Vice President and Chief Strategy Officer of Teekay Corporation. He joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed to his current positions with Teekay Corporation in February 2004. Mr. Evensen has over 25 years experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.
Richard J.F. Bronks joined the Board of Directors of Teekay Tankers Ltd. in January 2008. Mr. Bronks retired from Goldman Sachs, where he held a number of positions during his career. From 2004 until March 2007, Mr. Bronks was responsible for building Goldman Sachs’ equity, bond and loan financing business in emerging markets, including Central and Eastern Europe, Russia, the Former Soviet Union, the Middle East, Turkey and Africa. From 1999 to 2004, Mr. Bronks served as a co-head of Goldman’s global commodity business, engaged in the trading of commodities and commodity derivatives, and the shipping and storage of physical commodities. From 1993 to 1999, Mr. Bronks served as a member of Goldman’s oil derivatives business in London and New York. Prior to joining Goldman Sachs, Mr. Bronks was employed by BP Oil International, in both its oil derivatives business and its crude oil trading business.
Richard T. du Moulin joined the Board of Directors in December 2007. Mr. du Moulin is currently the President of Intrepid Shipping LLC, a position he has held since he founded Intrepid Shipping in 2002. From 1998 to 2002, Mr. du Moulin served as Chairman and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Vice Chairman of the Seamens Church Institute of New York and New Jersey. Mr. du Moulin currently serves as a Director of Tidewater Inc. and is on the board of Globe Wireless LLC. Mr. du Moulin served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999.
William Lawes joined the Board of Directors of Teekay Tankers Ltd. in January 2008. Mr. Lawes served as a Managing Director and a member of the Europe, Africa and Middle East Regional Senior Management Board of JPMorgan Chase and its predecessor banks based in London from 1987 until 2002. His functional responsibility was Chief Credit and Counterparty Risk Officer for the region. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland. Since March 2005, Mr. Lawes has served as a Director and Chairman of the Audit Committee of Diana Shipping Inc., a global provider of shipping transportation services. He is also a trustee and Chairman of the Finance and Audit Committee of Care International — UK, a global humanitarian charity.
Directors and Executive Officers of Our Manager
The following table provides information about the directors and executive officers of our Manager. As noted above, our Manager and certain of its wholly owned subsidiaries provide to us commercial, technical, administrative and strategic services pursuant to the Management Agreement. Our Manager was formed, and its directors and executive officers were appointed, in October 2007. Ages of these individuals are as of December 31, 2009.

Name	Age	Position

C. Sean Day	60	Chairman of the Board of Directors
Bjorn Moller	52	Chief Executive Officer and Director
Vincent Lok	41	Chief Financial Officer
Peter Evensen	51	Executive Vice President and Director

As noted above, the directors and executive officers of our Manager also serve as directors or executive officers of us. The business experience of these individuals is described above.
Compensation of Directors and Senior Management
Executive Compensation
Our executive officers are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or such other subsidiaries, and we reimburse Teekay Corporation for time spent by our executive officers on our management matters following our initial public offering in 2007. This reimbursement is a component of the management fee we pay our Manager, pursuant to the Management Agreement we have with our Manager. The aggregate amount of such reimbursement for the year ended December 31, 2009 was $1,183,012 (2008: $1,183,012; and 2007: December 17 — December 31, 2007: $38,356).
Compensation of Directors
Officers of us or Teekay Corporation who serve as our directors do not receive additional compensation for their service as directors. Each of our non-management directors receives compensation for attending meetings of the board of directors, as well as committee meetings. Non-management directors (excluding the Chairman of the Board of Directors) receive an annual cash fee of $40,000 and an annual award of fully-vested shares of Class A common stock with a value of approximately $50,000. The Chairman of the Board of Directors receives an annual cash fee of $65,000 and an annual award of fully-vested shares of Class A common stock with a value of approximately $65,000. During 2009, we awarded an aggregate of 28,178 (2008: 13,253) Class A common shares to non-management directors. In addition, members of the Audit Committee each receive a committee cash fee of $7,500 per year, and the Chair of the Audit Committee receives an additional fee of $5,000 for serving in that role. Members of the Conflicts Committee each receive a committee fee of $7,500 per year, and the Chair of the Conflicts Committee receives an additional fee of $5,000 for serving in that role. The chair of the Nominating and Governance Committee receives a fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors and committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
Our non-management directors received an aggregate of $518,690 in compensation for their service as directors during 2009 (2008 — $447,721; 2007 — $nil).
Long-Term Incentive Program
We have adopted the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan in which our and our affiliates’ employees, directors and consultants are eligible to participate. The plan provides for the award of restricted stock, restricted stock units, stock options, stock appreciation rights and other stock or cash-based awards. To date, we have satisfied all awards under the plan through open market purchases and deliveries to the grantees, rather than issuing shares from authorized capital. During 2009, 28,178 shares were awarded to non-management directors under the plan. As at December 31, 2009, we had 1,000,000 shares of our Class A common stock reserved for delivery pursuant to awards granted under the plan. To date these have been the only awards under the plan.
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
The Board has adopted our Corporate Governance Guidelines that address, among other things, director qualification standards, director functions and responsibilities, director access to management, director compensation and management succession. This document is available under the “—About Us—Corporate Governance” section of our website (www.teekaytankers.com).
The Board has the following three committees: Audit Committee, Conflicts Committee, and Nominating and Governance Committee. The membership of these committees as of March 1, 2010 and the function of each of the committees are described below. Each of the committees, other than the Nominating and Governance Committee, is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Other Information—Corporate Governance” in the Investor Centre of our Web site at www.teekaytankers.com
Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee includes William Lawes (Chair), Richard J.F. Bronks and Richard du Moulin. All members of the committee are financially literate and the Board has determined that Mr. Lawes qualifies as an audit committee financial expert.

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
Our Nominating and Governance Committee includes Richard J.F. Bronks (Chair), Richard du Moulin, William Lawes and C. Sean Day.
The Nominating and Governance Committee:
•	identifies individuals qualified to become Board members;

•	selects and recommends to the Board director and committee member candidates;

•	maintain oversight of the operation and effectiveness of the Board of Directors and the corporate governance of the Company;

•
develops, updates and recommends to the Board corporate governance principles and policies applicable to us, monitors compliance with these principles and policies and recommends to the Board appropriate changes; and

•	monitors compliance with such principles and policies;

•	discharges responsibilities of the Board relating to the Board’s compensation; and

•	oversees the evaluation of the Board and its committees.
Crewing and Staff
Our Manager provides us with all of our staff other than our Chief Executive Officer, Executive Vice President and Chief Financial Officer. Our executive officers have the authority to hire additional staff as they deem necessary.
As of March 1, 2010, approximately 530 seagoing staff served on our vessels. We employ no seagoing staff directly. Instead, certain subsidiaries of Teekay Corporation employ the crews for all vessels. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries. The salaries and other costs associated with the crews supplied by Teekay Corporation are among the items covered by technical management fees payable by us under the Management Agreement.
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
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of March 1, 2010, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any shares that the person has the right to acquire as of April 30, 2010 (60 days after March 1, 2010) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

Percent of
Total Class A
		Percent of Class A	and Class B
	Class A Common	Common Stock	Common Stock
Identity of Person or Group	Stock	Owned	Owned(1)
All directors and executive officers as a group (7 persons) (1)	259,100	2.1%	1.0%

(1)	Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation. Please read “7: Major Shareholders and Related Party Transactions” for more detail.

Item 7. Major Shareholders and Related Party Transactions
Major Shareholders
The following table sets forth information regarding beneficial ownership, as of March 1, 2010, of our Class A and Class B common stock by each person or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each person or entity is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 30, 2010 (60 days after March 1, 2010) through the exercise of any stock option or other right. Unless otherwise indicated, each person or entity has sole voting and investment power with respect to the shares set forth in the following table.

		Percent of		Percent of	Percent of
	Class A	Class A	Class B	Class B	Class A and B
	Common	Common Stock	Common	Common Stock	Common Stock
Identity of Person or Group	Stock	Owned	Stock	Owned	Owned
Teekay Corporation (1)	1,000,000	5.1%	12,500,000	100%	42.2%
Kayne Anderson Capital Advisors, LP(2)	2,156,175	11.1%	—	—	6.7%
Sentry Select Capital Corp.(3)	1,391,000	7.1%	—	—	4.3%

(1)	The voting power represented by shares beneficially owned by Teekay Corporation is 2.6% for Class A common stock, 49.0% for Class B common stock and 51.6% for total Class A and Class B common stock.

(2)
Includes shared voting power and shared dispositive power as to 2,156,175 shares of Class A common stock. This information is based on the Schedule 13G filed by this investor with the SEC on February 12, 2010. The voting power represented by shares beneficially owned by Kayne Anderson Capital Advisors, LP is 11.1% for Class A common stock and 6.7% for total Class A and Class B common stock.

(3)
Includes shared voting power and shared dispositive power as to 1,391,000 shares of Class A common stock. This information is based on the Schedule 13G filed by this investor with the SEC on March 28, 2008.

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
Related Party Transactions
a. Contribution, Conveyance and Assumption Agreement
Prior to the closing of our initial public offering in December 2007, we entered into a contribution, conveyance and assumption agreement with Teekay Corporation pursuant to which we acquired from Teekay Corporation a fleet of nine Aframax-class oil tankers in exchange for 12.5 million shares of Class B common stock, 2.5 million shares of Class A common stock and a $180.8 million promissory note that was repaid with proceeds from the public offering. Through its ownership of our capital stock, Teekay Corporation controls us. Please read “Major Shareholders” above. The following discussion describes certain other provisions of the agreement.
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
As at March 1, 2010, we have acquired three double-hull Suezmax tankers from Teekay Corporation pursuant to this agreement. Teekay Corporation has agreed to offer to us, prior to June 18, 2010, the right to purchase the fourth Suezmax tanker.
Please read Item 5: “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2009.”

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
f. Pooling Agreements
Teekay Pool
In connection with our initial public offering, we entered into a revenue sharing pool agreement (the Teekay Pooling Agreement) with Teekay Corporation and Teekay Chartering Limited, a subsidiary of Teekay Corporation. Pursuant to the Teekay Pooling Agreement, we and Teekay Corporation have agreed to include in the Teekay Pool all of our and its respective Aframax-class oil tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. As of March 1, 2010, the Teekay Pool consisted of 19 tankers, including four of our tankers. Any Aframax tanker that becomes subject to a time charter with a term of at least 90 days or becomes subject to enforcement action under a ship-mortgage foreclosure or similar proceeding will no longer participate in the Teekay Pool, unless otherwise agreed by Teekay Corporation and us. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a third party who is not a party to the Teekay Pooling Agreement.
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
Commercial Management Fee and Working Capital Payments. Teekay Chartering Limited provides commercial services to us and otherwise administers the pool in exchange for a fee initially equal to $350 per vessel per day plus 1.25% of the gross revenues attributable to the participant’s vessels. The amount of the daily per vessel fee is adjusted every three years by agreement between Teekay Chartering Limited and us or, if needed, by arbitration.
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
Gemini Pool
Teekay Corporation and certain third party vessel owners and operators are parties to a revenue sharing pool agreement (the Gemini Pooling Agreement) pursuant to which these pool participants have each agreed to procure to include in the pool certain qualifying Suezmax-class crude tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. As of March 1, 2010, the Gemini Pool consisted of 42 tankers, including one of our vessels, the Ashkini Spirit. A participating Suezmax tanker will no longer participate in the Gemini Pool if it becomes subject to a time charter with a term exceeding one year, unless otherwise agreed by all pool participants. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Gemini Pooling Agreement.
Gemini Tankers, a subsidiary of Teekay Corporation, commercially manages the Gemini Pool by providing chartering and marketing services for all participating vessels. Vessel owners remain responsible for the technical management of their vessels in the Gemini Pool, and our Manager provides these technical services with respect to the Ashkini Spirit pursuant to the Management Agreement.
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
Significant Changes
Please read Item 5: “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2009.”
Item 9. The Offer and Listing
Our Class A common stock is listed on the New York Stock Exchange (or NYSE) under the symbol “TNK”. The following table sets forth the high and low closing sales prices for our Class A common stock on the NYSE for each of the periods indicated.

	Dec. 31,	Dec. 31,	Dec. 31,
Years Ended	2009	2008	2007(1)

High	$14.55	$26.14	$22.20
Low	7.59	4.82	19.50

	Dec. 31,	Sep. 30,	Jun. 30,	Mar. 31,	Dec. 31,
Quarters Ended	2009	2009	2009	2009	2008

High	$9.02	$9.84	$13.99	$14.55	$16.89
Low	7.85	7.70	8.64	7.59	4.82

	Mar. 29,	Feb. 28,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,
Months Ended	2010	2010	2010	2009	2009	2009

High	$12.31	$10.25	$9.84	$9.00	$8.71	$9.02
Low	9.74	8.50	8.52	7.91	7.85	8.00

(1)	Period beginning December 14, 2007.

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

(c)
Gross Revenue Sharing Pool Agreement, dated as of December 18, 2007, among Teekay Tankers Ltd., Teekay Corporation and Teekay Chartering Limited. Please read Item 7. “Major Shareholders and Related Party Transactions—Related Party Transactions—Pooling Arrangements” for a summary of certain contract terms.

(d)	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan. Please see Exhibit 4.4 to this Annual Report.

(e)
Agreement, dated November 28, 2007, for a U.S. $343,000,000 Secured Revolving Loan Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. Please read Note 6 to the Consolidated Financial Statements of Teekay Tankers Ltd. included herein for a summary of certain contract terms.

(f)
Registration Rights Agreement, dated December 18, 2007, between Teekay Tankers Ltd. and Teekay Corporation. Please read Item 7: “Major Shareholders and Related Party Transactions—Related Party Transactions” for a summary of certain contract terms.

(g)
Purchase Agreement, dated April 7, 2008, for the purchase of Ganges Spirit L.L.C (formerly Delaware Shipping L.L.C.) between Teekay Tankers Ltd., and Teekay Corporation. Please read Item 5: “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2009,” for a discussion on the two Suezmax tankers we acquired from Teekay Corporation in 2008.

(h)
Purchase Agreement, dated April 7, 2008, for the purchase of Narmada Spirit L.L.C (formerly Adair Shipping L.L.C.) between Teekay Tankers Ltd., and Teekay Corporation. Please read Item 5: “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2009,” for a discussion on the two Suezmax tankers we acquired from Teekay Corporation in 2008.

(i)
Purchase Agreement, dated June 24, 2009, for the purchase of Ashkini Spirit L.L.C (formerly Ingeborg Shipping L.L.C.) between Teekay Tankers Ltd., and Teekay Corporation. Please read Item 5: “Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2009,” for a discussion on the third Suezmax tankers we acquired from Teekay Corporation in 2009.

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
Material U.S. Federal Income Tax Considerations
The following discussion updates our disclosure contained in our Annual Report on Form 20-F as it pertains to the material U.S. federal income tax considerations that may be relevant to stockholders. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (or the Code) as in effect on the date of this Report, existing final and temporary regulations thereunder (or Treasury Regulations), and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Tankers Ltd.

United States Federal Income Taxation of U.S. Holders
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
As used herein, the term U.S. Holder means a beneficial owner of our common stock that is a U.S. citizen or U.S. resident alien, a corporation or otherentity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate whose income is subject to U.S. federal income taxation regardless of its source, or a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person
Distributions
Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock generally will be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning on January 1, 2011 or later will be taxed at ordinary graduated tax rates.
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
There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.2d 299 (5th Cir. April 13, 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code and a recent unofficial IRS pronouncement issued to provide guidance to IRS field employees and examiners, which cites the Tidewater decision favorably in support of the conclusion that income derived by foreign taxpayers from time chartering vessels engaged in the exploration for, or exploitation of, natural resources on the Outer Continental Shelf in the Gulf of Mexico is characterized as leasing or rental income for purposes of the income sourcing provisions of the Code. However, we believe that the nature of our and our subsidiaries’ chartering activities, as well as our and our subsidiaries’ charter contracts, differ in certain material respects from those at issue in Tidewater. Consequently, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.
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
Additionally, as discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark-to-market” election with respect to our common stock, as discussed below.
Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the holder’s timely filed U.S. federal income tax return (including extensions).
If a U.S. Holder has not made a timely QEF election with respect to the first year in the holder’s holding period of our common stock during which we qualified as a PFIC, the holder may be treated as having made a timely QEF election by filing a QEF election with the holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the holder would otherwise recognize if the holder sold the holder’s common stock on the “qualification date”. The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the holder failed to file the QEF election documents in a timely manner.
A U.S. Holder’s QEF election will not be effective unless we annually provide the holder with certain information concerning the Company’s income and gain, calculated in accordance with the Code to be included with the holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, you will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.
Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made, the U.S. Holder generally would include as ordinary income in each taxable year the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the holder’s common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any “excess distribution” (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125.0% of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the stock. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayers for that year, and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
These rules generally would not apply to a qualified pension, profit sharing or other retirement trust or other tax-exempt organization that did not borrow money or otherwise utilize leverage in connection with its acquisition of our common stock. If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock.
U.S. Holders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.
Consequences of Possible Controlled Foreign Corporation Classification
If more than 50.0% of either the total combined voting power of our outstanding stock entitled to vote or the total value of all of our outstanding stock were owned, directly, indirectly or constructively, by citizens or residents of the United States, U.S. partnerships or corporations, or U.S. estates or trusts (as defined for U.S. federal income tax purposes), each of which owned, directly, indirectly or constructively, 10.0% or more of the total combined voting power of our outstanding stock entitled to vote (a United States Stockholder), we generally would be treated as a controlled foreign corporation (or CFC). A United States Stockholder of a CFC is treated as receiving current distributions of such stockholder’s share of certain income of the CFC without regard to any actual distributions and is subject to other burdensome U.S. federal income tax and administrative requirements, but generally is not also subject to the requirements generally applicable to owners of a PFIC, provided that an applicable PFIC purging election is made by such United States Stockholder. In addition, a person who is or has been a United States Stockholder of a CFC may recognize ordinary income on the disposition of shares of the CFC. Although we currently are not a CFC, U.S. persons purchasing a substantial interest in us should consult their tax advisors about the potential implications of being treated as a United States Stockholder in the event we were to become a CFC in the future.
Sale, Exchange or other Disposition of Common Stock
Assuming we do not constitute a PFIC or CFC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss will generally be treated as U.S.-source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.
United States Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.
Distributions
Distributions we make to a Non-U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non-U.S. Holder is not engaged in a U.S. trade or business. If the Non-U.S. Holder is engaged in a U.S. trade or business, distributions we make will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non-U.S. Holder’s U.S. trade or business. However, distributions made to a Non-U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non-U.S. Holder.

Disposition of Common Stock
The U.S. federal income taxation of Non-U.S. Holders on any gain resulting from the disposition of our common stock generally is the same as described above regarding distributions. However, an individual Non-U.S. Holder may be subject to tax on gain resulting from the disposition of our common stock if the holder is present in the United States for 183 days or more during the taxable year in which those shares are disposed and meets certain other requirements.
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
Non-United States Tax Considerations
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
Documents on Display
Documents concerning us that are referred to herein may be inspected at our principal executive headquarters at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the Public Reference Section of the SEC at 100F Street, N.E., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.
Item 11. Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound, and Norwegian Kroner. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2009, 2008 or 2007.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to repay debt. We use interest rate swaps to reduce our exposure to changes in interest rates. Generally our approach is to hedge a substantial majority of our floating-rate debt.
In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about our financial instruments at December 31, 2009, that are sensitive to changes in interest rates, including our debt and interest rate swap. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swap, the table presents its notional amount and weighted-average interest rate by its expected contractual maturity date.

								Fair Value
	Expected Maturity Date							Asset /
	2010	2011	2012	2013	2014	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)
Long-Term Debt:
Variable Rate (2)	—	—	—	—	—	277.3	277.3	(238.5)	1.2%
Fixed Rate	3.6	3.6	3.6	3.6	3.6	9.9	27.9	(25.8)	4.1%

Interest Rate Swap:
Contract Amount (2),(3)	—	—	—	—	—	100.0	100.0	(13.9)	5.6%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt as at December 31, 2009, including the margin we pay on our variable-rate debt, and the average fixed rate we pay under our interest rate swap agreement, which excludes the margin we pay on our variable-rate debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swap are based on LIBOR.

(3)	The average variable rate paid to us under our interest rate swap is set quarterly at the three-month LIBOR.
Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at March 1, 2010, we had not entered into any freight forward agreements, although we may do so in the future.
Item 12. Description of Securities Other than Equity Securities
Not applicable.
PART II
Item 13. Defaults, Dividend Arrearages and Delinquencies
None.
Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds
We completed our initial public offering during December 2007.
Item 15. Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934, as amended (or the Exchange Act)) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.
We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2009.
During 2009, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
The Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all error and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining for us adequate internal controls over financial reporting.
Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting includes those policies and procedures that, 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2009.
Our independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.
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
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2009 and 2008 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees Teekay Tankers Ltd. paid or accrued for audit and other services provided by Ernst & Young LLP for 2009 and 2008.

Fees	2009	2008

Audit Fees (1)	$383,000	$489,900

Total	$383,000	$489,900

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements and audit services provided in connection with other statutory or regulatory filings, including professional services in connection with the review of our regulatory filings. Included in 2009 audit fees were approximately $51,000 relating to additional fees for the 2008 audit, and included in 2008 audit fees were approximately $14,000 related to additional fees for the 2007 audit.

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
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd. (1)
1.2	Amended and Restated Bylaws of Teekay Tankers Ltd. (1)
4.1	Contribution, Conveyance and Assumption Agreement. (1)
4.2	Management Agreement. (1)
4.3	Gross Revenue Sharing Pool Agreement. (1)
4.4	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan. (1)
4.5	Agreement dated November 28, 2007, for a U.S. $229,000,000 Secured Revolving Credit Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (1)
4.6	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. (1)
4.7	Purchase Agreement dated April 7, 2008, for the purchase of Ganges Spirit L.L.C (formerly Delaware Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)
4.8	Purchase Agreement dated April 7, 2008, for the purchase of Narmada Spirit L.L.C (formerly Adair Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)
4.9	Purchase Agreement dated June 24, 2009 for the purchase of Ashkini Spirit L.L.C (formerly Ingeborg Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (3)
8.1	List of Subsidiaries of Teekay Tankers Ltd.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer.
13.1	Teekay Tankers Ltd. Certification of Bjorn Moller, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Tankers Ltd. Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)
Previously filed as an exhibit to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.

(2)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on May 28, 2008, and hereby incorporated by reference to such Report.

(3)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 30, 2009, and hereby incorporated by reference to such Report.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Dated: March 30, 2010	TEEKAY TANKERS LTD.
	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
TEEKAY TANKERS LTD.
We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. (successor to Teekay Tankers Predecessor) (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity/owner’s equity and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Tankers Ltd. at December 31, 2009 and 2008, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay Tankers Ltd.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 30, 2010 expressed an unqualified opinion thereon.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
March 30, 2010
Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To The Board of Directors and Stockholders of
Teekay Tankers Ltd.
We have audited Teekay Tankers Ltd.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Teekay Tankers Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, Teekay Tankers Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Teekay Tankers Ltd as of December 31, 2009 and 2008, and the related consolidated statements of income, changes in stockholders’ equity/owner’s equity and cash flows for each of the three years in the period ended December 31, 2009 of Teekay Tankers Ltd and our report dated March 30, 2010, expressed an unqualified thereon.

Vancouver, Canada,	/s/ ERNST & YOUNG LLP
March 30, 2010
Chartered Accountants

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
	(note 1)	(note 1)	(note 1)
REVENUES
Time charter revenues ($13.4 million, $4.9 million and $18.9 million for 2009, 2008, and 2007, respectively, from related parties) (note10c)	73,144	63,371	36,793
Net pool revenues from affiliates (note 10e)	40,159	99,105	11,510
Voyage charter revenues	—	851	112,403

Total revenues	113,303	163,327	160,706

OPERATING EXPENSES
Voyage expenses ($2.4 million, $3.0 million, and $0.1 million for 2009, 2008, and 2007, respectively, from related parties) (notes 10d and 10e)	3,106	2,359	47,447
Vessel operating expenses ($17.7 million, $17.6 million and $13.0 million for 2009, 2008, and 2007, respectively, from related parties) (note 10d)	33,221	33,896	24,287
Depreciation and amortization	28,660	27,655	21,055
General and administrative ($6.1 million, $8.2 million, and $2.1 million for 2009, 2008, and 2007, respectively, from related parties) (notes 10a and 10d)	6,694	8,734	14,537

Total operating expenses	71,681	72,644	107,326

Income from vessel operations	41,622	90,683	53,380

OTHER ITEMS
Interest expense ($0.8 million, $6.0 million, and $7.0 million for 2009, 2008, and 2007, respectively, from related parties) (note 10a)	(7,012)	(16,908)	(13,467)
Interest income	70	475	—
Realized and unrealized gain (loss) on interest rate swap (note 7)	4,310	(16,232)	—
Other income (expense) — net	(56)	49	(8)

Total other items	(2,688)	(32,616)	(13,475)

Net income	38,934	58,067	39,905

Per common share amounts:
• Basic and diluted earnings (note 13)	1.28	2.03	2.76

• Cash dividends declared	1.86	2.79	—

Weighted-average number of Class A and Class B common shares outstanding:
• Basic and diluted (note 13)	28,643,836	25,000,000	15,383,562
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2009	2008
	$	$
		(note 1)
ASSETS
Current
Cash and cash equivalents	10,432	26,698
Pool receivables from affiliates, net (note 10e)	10,427	9,113
Accounts receivable	90	565
Due from affiliates (note 10b and note 10e)	223	25,341
Prepaid expenses	2,057	3,097
Other current assets	268	983

Total current assets	23,497	65,797

Vessels and equipment (note 6)
At cost, less accumulated depreciation of $135,669 (2008 - $110,744)	506,309	522,796
Non-current amounts due from affiliates (note 10b and note 10e)	1,561	2,056
Other non-current assets	1,835	2,125
Goodwill (note 1)	6,761	6,761

Total assets	539,963	599,535

LIABILITIES AND STOCKHOLDERS’/OWNER’S EQUITY
Current Accounts payable	2,043	1,741
Accrued liabilities ($1.7 million and $1.8 million for 2009 and 2008, respectively, to related parties) (note 5 and note 10d)	8,287	7,617
Current portion of long-term debt (note 6)	3,600	3,600
Current portion of derivative instruments (note 7)	3,865	2,716
Deferred revenue	3,572	4,706
Due to affiliates (note 10b and note 10e)	—	2,401
Other current liabilities	277	683

Total current liabilities	21,644	23,464

Long-term debt (note 6)	301,628	417,539
Derivative instruments (note 7)	10,028	20,210
Other long-term liabilities	392	669

Total liabilities	333,692	461,882

Stockholders’ Equity/Owner’s Equity
Common stock and additional paid-in capital (300 million shares authorized; 19.5 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2009 and 12.5 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2008) (note 9)	246,753	181,245
Accumulated deficit and owner’s equity in Dropdown Predecessor	(40,482)	(43,592)
Total stockholders’ equity/owner’s equity	206,271	137,653

Total liabilities and stockholders’ equity/owner’s equity	539,963	599,535

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$
	(note 1)	(note 1)	(note 1)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	38,934	58,067	39,905
Non-cash items:
Depreciation and amortization	28,660	27,655	21,055
Unrealized (gain) loss on derivative instrument	(9,033)	14,199	—
Other	269	(472)	115
Change in non-cash working capital items related to operating activities (note 12)	23,471	7,493	(23,225)
Expenditures for drydocking	(8,204)	(9,216)	(1,465)

Net operating cash flow	74,097	97,726	36,385

FINANCING ACTIVITIES
Proceeds from long-term debt	—	125,000	437,604
Repayments of long-term debt	(3,600)	(3,600)	(3,600)
Prepayments of long-term debt	(20,000)	(15,000)	(323,604)
Proceeds from long-term debt of Dropdown Predecessor	—	20,505	68,486
Prepayment of long-term debt of Dropdown Predecessor	(92,311)	(129,402)	—
Prepayment of push-down debt of Dropdown Predecessor	—	—	(2,311)
Debt issuance costs	—	(276)	(1,865)
Proceeds from issuance of Class A common stock, net of offering costs (note 3)	65,508	(1,130)	209,648
Repurchase of Class A common stock	—	(203)	(27,422)
Net advances from (to) affiliates	—	(7,007)	(340,442)
Contribution (return) of capital	14,221	(20,320)	(17,162)
Cash dividends paid	(50,350)	(69,625)	—

Net financing cash flow	(86,532)	(101,058)	(668)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(3,831)	(4,809)	(878)

Net investing cash flow	(3,831)	(4,809)	(878)

(Decrease)/Increase in cash and cash equivalents	(16,266)	(8,141)	34,839
Cash and cash equivalents, beginning of the year	26,698	34,839	—

Cash and cash equivalents, end of the year	10,432	26,698	34,839

Supplemental cash flow information (note 12)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’/OWNER’S EQUITY
(in thousands of U.S. dollars, except share amounts)

	Owner’s	STOCKHOLDERS’ EQUITY
	Equity	Common Stock and Additional Paid-in
	(Predecessor	Capital				Accumulated
	and Dropdown	Thousands			Retained	Other
	Predecessor)	of Common			Earnings /	Comprehensive
	$	Shares	Class A	Class B	(Deficit)	Income	Total
	(note 1)	#	$	$	$	$	$
Balance as at December 31, 2006	209,575	—	—	—	—	—	209,575

Net income	37,639				2,266		39,905
Effect of other comprehensive income						912	912

Comprehensive income							40,817
Increase of debt from acquisition of subsidiaries from Teekay Corporation	(259,800)	15,000	25	125	(150)		(259,800)
Net increase in parent’s equity in Predecessor (note 1)	(66,188)						(66,188)
Net assets acquired on acquisition of Adair Shipping LLC, Delaware Shipping LLC, and Ingeborg Shipping LLC (note 10f)	47,111						47,111
Net change in parent’s equity in Dropdown Predecessor	6,977						6,977
Exchange of pushed down debt for equity from parent	107,180						107,180
Conversion of intercorporate debt to equity	41,043						41,043
Allocation of Predecessor’s deficit to stockholders’ deficit	35,149				(35,149)		—
Proceeds from initial public offering, net of offering costs of $16,063 (note 9)		11,500	208,187				208,187
Repurchase of Class A Common Stock		(1,500)	(27,422)				(27,422)

Balance as at December 31, 2007	158,686	25,000	180,790	125	(33,033)	912	307,480

Net income	7,341				50,726		58,067
Effect of other comprehensive income						(912)	(912)

Comprehensive income							57,155
Offering costs from initial public offering			330				330
Net change in parent’s equity in Dropdown Predecessor	4,157						4,157
Exchange of pushed down debt for equity from parent	(14,078)						(14,078)
Dividend to Teekay Corporation from Dropdown Predecessor	(140,759)						(140,759)
Distribution to Teekay Corporation on purchase of Ganges Spirit and Narmada Spirit					(7,007)		(7,007)
Purchase of treasury shares (note 9)		(13)	(203)				(203)
Stock-based compensation (note 9)		13	203				203
Dividends declared to Teekay Corporation					(37,598)		(37,598)
Dividends declared to other parties					(32,027)		(32,027)

Balance as at December 31, 2008	15,347	25,000	181,120	125	(58,939)	—	137,653

Net income	2,164				36,770		38,934
Net change in parent’s equity in Dropdown Predecessor	100				205		305
Exchange of pushed down debt for equity with parent	(17,611)						(17,611)
Contribution from Teekay Corporation on purchase of Ashkini Spirit					31,832		31,832
Proceeds from follow-on issuance of Class A common shares, net of offerings costs of $3.1 million (note 3)		7,000	65,508				65,508
Dividends declared to Teekay Corporation					(23,368)		(23,368)
Dividends declared to other parties					(26,982)		(26,982)

Balance as at December 31, 2009	—	32,000	246,628	125	(40,482)	—	206,271

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

Basis of presentation — Predecessor

During October 2007, Teekay Corporation formed Teekay Tankers Ltd., a Marshall Islands corporation (together with its wholly owned subsidiaries and the Dropdown Predecessor, as described below, collectively the Company), to acquire from Teekay Corporation a fleet of nine double-hull Aframax-class oil tankers in connection with the Company’s initial public offering (or IPO).

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

Teekay Corporation uses a centralized treasury system. As a result, the cash and cash equivalents attributable to the Predecessor’s vessels were co-mingled with other funds in bank accounts that were owned by companies other than Teekay Tankers Ltd. or the nine wholly owned subsidiaries historically included in the Predecessor. Consequently, for periods preceding the IPO, any cash transactions made on behalf of the nine wholly owned subsidiaries are reflected as increases or decreases of advances from affiliates, and any cash transactions attributable to vessels that were made by other Teekay subsidiaries are reflected as increases or decreases in owner’s equity, both of which are included within cash flows from financing activities.

Two of the Predecessor’s wholly owned subsidiaries were capitalized in part with non-interest bearing loans from Teekay Corporation and its subsidiaries. These intercompany loans were generally used to finance the acquisition of two vessels owned by those subsidiaries. For periods preceding the IPO, interest expense includes the allocation of interest to the Predecessor from Teekay Corporation and its subsidiaries based upon the weighted-average outstanding balance of these intercompany loans and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these intercompany loans. In addition, the combined carve-out financial statements reflect interest on external loans of the two wholly owned subsidiaries and other external loans that are directly attributable to the two vessels.

In the preparation of the financial statements of the Predecessor, general and administrative expenses were not identifiable as relating solely to the vessels. General and administrative expenses consist primarily of salaries and other employee-related costs, office rent, legal and professional fees, and travel and entertainment. For periods preceding the IPO, general and administrative expenses of Teekay Corporation have been apportioned to Teekay Corporation’s tanker segment which includes, among other vessels, the Predecessor’s nine vessels, based on estimated use of corporate resources. The resulting amounts were partially allocated to the Predecessor for each of the periods preceding the IPO, based on its proportionate share of the total ship-operating (calendar) days of Teekay Corporation’s spot tanker and fixed-rate tanker segments. Management believes this allocation reasonably presents the general and administrative expenses of the Predecessor.

Basis of Presentation — Dropdown Predecessor

The Company accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The proceeds paid by the Company over or under Teekay Corporation’s historical cost in the vessels is accounted for as a return of capital to or contribution of capital from Teekay Corporation. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are recast to include the financial position and the results of these vessels during the periods under common control of Teekay Corporation.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Summary of Significant Accounting Policies (cont’d)

On June 24, 2009, the Company acquired from Teekay Corporation its subsidiary Ashkini Spirit L.L.C, which owns a Suezmax tanker, the Ashkini Spirit. In April 2008, the Company acquired from Teekay Corporation two subsidiaries, Ganges Spirit L.L.C and Narmada Spirit L.L.C, which each owns a Suezmax tanker, the Ganges Spirit and the Narmada Spirit, respectively. The April 2008 acquisition included the assumption of debt and Teekay Corporation’s rights and obligations under a time-charter contract on the Narmada Spirit. All of these transactions were accounted for as a reorganization between entities under common control. As a result, the Company’s consolidated balance sheet as of December 31, 2008 and consolidated statements of income and cash flows for the years ended December 31, 2009, 2008 and 2007 reflect these three vessels and their related operations and cash flows (referred to herein collectively as the Dropdown Predecessor) as if the Company had acquired them on August 1, 2007, when each respective vessel began operations under the ownership of Teekay Corporation.

The effect of adjusting the Company’s financial statements to account for these common control exchanges increased the Company’s goodwill by $6.8 million and vessels and equipment by $272.7 million as of August 1, 2007; increased net income for the years ended December 31, 2009 and 2008 by $2.2 million and $7.3 million, respectively, and decreased net income for the year ended December 31, 2007 by $2.6 million. The adjustment for the Dropdown Predecessor increased the Company’s revenues for the years ended December 31, 2009, 2008 and 2007 by $6.5 million, $26.5 million and $14.4 million, respectively.

The accompanying consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the each specific vessel. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee-related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay Corporation’s total ship-operating (calendar) days for the period presented. During the years ended December 31, 2009, 2008 and 2007, $0.5 million, $1.6 million, and $2.1 million of general and administrative expenses were attributable to the Dropdown Predecessor, respectively. In addition, the Dropdown Predecessor includes debt of Teekay Corporation which has been recorded on a pushed-down basis in the amount of $92.3 million as at December 31, 2008. This debt was fully repaid by the Dropdown Predecessor prior to the dropdown from Teekay Corporation. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay Corporation based upon the weighted-average outstanding balance of the push-down debt and the weighted-average interest rate outstanding on Teekay Corporation’s loan facilities that were used to finance these loans. During the years ended December 31, 2009, 2008 and 2007, $0.8 million, $6.0 million and $7.0 million of interest expense, respectively, was attributable to the Dropdown Predecessor. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Dropdown Predecessor. Estimates have been made when allocating expenses from Teekay Corporation to the Dropdown Predecessor and such estimates may not be reflective of actual results.

Consolidation Principles

The consolidated financial statements reflect the financial position, results of operations and cash flows of Teekay Tankers Ltd., its wholly-owned subsidiaries and its Dropdown Predecessor. The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles and all significant intercompany balances and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay Corporation to the Predecessor and Dropdown Predecessor and such estimates may not reflect actual results.

Currency Translation

The Company’s functional currency is the U.S. Dollar because all of the Company’s revenues are earned in U.S. Dollars. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in other income (expenses) in the accompanying consolidated statements of income.

Operating revenues and expenses

The Company recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is off-hire. When the time-charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenues when the contingency is resolved. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

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

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The agreed formula used to allocate net pool revenues varies between pools, however will generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities. The same revenue and expense principles stated above are applied in determining the net pool revenues of the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in pool receivable from related parties.

Cash and cash equivalents

The Company classifies all highly-liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at December 31, 2009, 2008, and 2007.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment including amortization of drydocking costs (including depreciation and amortization attributable to the Dropdown Predecessor) for the years ended December 31, 2009, 2008, and 2007 totaled $28.7 million, $27.7 million and $21.1 million, respectively.

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

The Company’s estimate of salvage values takes into account the current scrap prices and the historical scrap rates over the five preceding years. Effective January 1, 2008, the Company increased its estimate of the residual value of its vessels due to an increase in the estimated scrap rate per lightweight ton of steel from $150 to $325 per lightweight ton. As a result of increased salvage values, depreciation and amortization expense has decreased by $2.3 million and $2.2 million and net income has increased by $2.3 million and $2.2 million, or $0.07 and $0.09 per share for the year ended December 31, 2009 and 2008, respectively.

Generally, the Company drydocks each vessel every 2.5 to five years. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis from the completion of a drydocking to the estimated commencement of the next drydocking. The Company includes in capitalized drydocking those costs incurred as part of the drydocking to meet regulatory requirements, or are expenditures that either add economic life to the vessel, increase the vessel’s earnings capacity or improve the vessel’s efficiency. The Company expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost is expensed in the month of the subsequent drydocking. Amortization of drydocking expenditures for the years ended December 31, 2009, 2008, and 2007 totaled $4.1 million, $3.0 million and $2.0 million, respectively.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Summary of Significant Accounting Policies (cont’d)

Drydocking activity for the three years ended December 31, 2009 is as follows:

	Year Ended December 31,
	2009	2008	2007
	$	$	$
Balance at January 1,	10,869	4,616	5,151
Cost incurred for drydocking	8,204	9,216	1,465
Drydock amortization	(4,086)	(2,963)	(2,000)

Balance at December 31,	14,987	10,869	4,616

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values depending on the nature of the asset. No impairment was recognized for the years ended December 31, 2009, 2008, and 2007, respectively.

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

Goodwill

Goodwill is not amortized, but reviewed for impairment annually or more frequently if impairment indicators arise. A fair value approach is used to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. No impairment was recognized for the years ended December 31, 2009, 2008, and 2007, respectively.

Income taxes

In July 2006, FASB issued an interpretation clarifying the accounting for uncertainty in income taxes recognized in the financial statements. The interpretation requires companies to determine whether it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. If a tax position meets the more-likely-than-not recognition threshold, it is measured to determine the amount of benefit to recognize in the financial statements based on guidance in the interpretation.

The Company adopted this interpretation as of January 1, 2007. The adoption did not have material impact on the Company’s financial position and results of operations. The Company has recorded $0.6 million, $nil, and $nil for the years ended December 31, 2009, 2008 and 2007, respectively, for tax uncertainties relating to certain freight taxes, where the freight tax is recorded in voyage-related expenses for the years ended December 31, 2009 and 2008, respectively. As of December 31, 2009 and 2008, the Company did not have any significant accrued interest and penalties relating to income taxes.

The Company has incurred no other income taxes for the years ended December 31, 2009, 2008 and 2007. The Company believes that it and its subsidiaries are not subject to taxation under the laws of the Republic of The Marshall Islands, and qualify for the Section 883 exemption under U.S. federal income tax purposes.

Derivative instruments

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured quarterly to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gain or loss is dependent on whether the derivative contract is designed to hedge a specific risk and qualifies for hedge accounting. The Company has not applied hedge accounting for its interest rate swap.

For derivative financial instruments that are not designated or that do not qualify as hedges under FASB ASC 855, Accounting for Derivative Instruments and Hedging Activities, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swap related to long-term debt is recorded in realized and unrealized gain (loss) on interest rate swap in the accompanying consolidated income statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
1.	Summary of Significant Accounting Policies (cont’d)

Earnings per Share

Earnings per share is determined by dividing (a) net income of the Company after deducting (adding) the amount of net income (loss) attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period.

2.	Recent Accounting Pronouncements

In January 2009, the Company adopted an amendment to FASB ASC 805, Business Combinations. This amendment requires an acquirer to recognize the assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree at the acquisition date, measured at their fair values as of that date. This amendment also requires the acquirer in a business combination achieved in stages to recognize the identifiable assets and liabilities, as well as the non-controlling interest in the acquiree, at the full fair values of the assets and liabilities as if they had occurred on the acquisition date. In addition, this amendment requires that all acquisition related costs be expensed as incurred, rather than capitalized as part of the purchase price, and those restructuring costs that an acquirer expected, but was not obligated to incur, be recognized separately from the business combination. The amendment applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company’s adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In January 2009, the Company adopted an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements for non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Non-financial assets and non-financial liabilities include all assets and liabilities other than those meeting the definition of a financial asset or financial liability. The Company’s adoption of this amendment did not have a material impact on the Company’s consolidated financial statements. See Note 8 of the consolidated financial statements.

In January 2009, the Company adopted an amendment to FASB ASC 815 Derivatives and Hedging, which requires expanded disclosures about a company’s derivative instruments and hedging activities, including increased qualitative, and credit-risk disclosures. See Note 8 of the notes to the consolidated financial statements.

In January 2009, the Company adopted an amendment to FASB ASC 350, Intangibles — Goodwill and Other, which amends the factors that should be considered in developing assumptions relating to renewal or extension provisions used to determine the useful life of a recognized intangible asset. The adoption of the amendment did not have a material impact on the Company’s consolidated financial statements.

In January 2009, the Company adopted an amendment to FASB ASC 323, Investments-Equity Method and Joint Ventures, which addresses the accounting for the acquisition of equity method investments, for changes in value and changes in ownership levels. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In April 2009, the Company adopted an amendment to FASB ASC 825, Financial Instruments, which requires disclosure of the fair value of financial instruments to be disclosed on a quarterly basis and that disclosures provide qualitative and quantitative information on fair value estimates for all financial instruments not measured on the balance sheet at fair value, when practicable, with the exception of certain financial instruments. See Note 8 of the notes to the consolidated financial statements.

In April 2009, the Company adopted an amendment to FASB ASC 855, Subsequent Events, which established general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued. This amendment is effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this amendment did not have a material impact on the consolidated financial statements. See Note 15 of the notes to the consolidated financial statements.

In June 2009, the FASB issued the FASB ASC effective for financial statements issued for interim and annual periods ending after September 15, 2009. The ASC identifies the source of GAAP recognized by the FASB to be applied by nongovernmental entities. Rules and interpretive releases of the Securities and Exchange Commission (or SEC) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. On the effective date, the ASC superseded all then-existing non-SEC accounting and reporting standards. All other non-grandfathered non-SEC accounting literature not included in the ASC will become non-authoritative. The Company adopted the ASC on July 1, 2009 and incorporated it in the Company’s notes to the consolidated financial statements.

In August 2009, the FASB issued an amendment to FASB ASC 820 Fair Value Measurements and Disclosures that clarifies the fair value measurement requirements for liabilities that lack a quoted price in an active market and provides clarifying guidance regarding the consideration of restrictions when estimating the fair value of a liability. This amendment was effective for the Company on October 1, 2009. The adoption of this ASC did not have a material impact on the consolidated financial statements.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
3.	Public Offering

On June 24, 2009, the Company completed a follow-on public offering of 7.0 million Class A common shares at a price of $9.80 per share, for gross proceeds of $68.6 million. The Company used the net offering proceeds of $65.5 million to acquire the 2003-built Suezmax tanker, the Ashkini Spirit, from Teekay Corporation for $57.0 million. The net proceeds from the offering in excess of the purchase price of the Ashkini Spirit were used to repay a portion of the Company’s outstanding debt under its revolving credit facility. In addition, as part of the Company’s acquisition of the Ashkini Spirit, the undrawn availability under the revolving credit facility increased by a further $58.0 million.

The proceeds received by the Company from the follow-on public offering and the use of those proceeds are summarized as follows:

Follow-On
Offering
(June 2009)
$
Proceeds received:
Sale of 7,000,000 common units at $9.80 per unit	68,600

Use of proceeds from sale of common units:
Underwriting fees	2,744
Professional fees and other offering expenses to third parties	348
Purchase of Ashkini Spirit	57,000
Prepayment of Revolving Credit Facility due 2017 (note 6)	8,508

68,600

4.	Business Operations

Significant Customers

The following table presents consolidated revenues and percentage of consolidated revenues for customers that accounted for more than 10.0% of the Company’s consolidated revenues for its sole operating segment during the periods presented.

	Year Ended December 31,
	2009	2008	2007
Teekay Chartering Ltd., a related party	$53.6 million, or 47.3%	$104.0 million, or 63.7%	(1)
Teekay Corporation, a related party	$13.4 million or 11.8%	(1)	(1)
Skaugen PetroTrans Inc., a related party	(2)	(2)	$18.9 million, or 12.9%
Valero Refining and Marketing	(1)	(1)	$17.6 million, or 12.0%

(1)	Less than 10% of the consolidated revenues

(2)	Revenues earned from Skaugen PetroTrans Inc., a related party, are now included in the total revenues earned from Teekay Chartering Ltd., a related party, through the Teekay Aframax Pool.
Concentration of Credit Risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Citibank, N.A. and DnB Nor Bank ASA. However, the Company believes this risk is remote.

There is a concentration of credit risk with respect to the total accounts receivable and pool receivables with 97.1% of the total accounts receivable and pool receivable balance due from affiliates of Teekay Corporation as at December 31, 2009 (see Note 10e). The Company also relies on Teekay Chartering Ltd. to actively manage and administer all voyage-related functions for vessels in the Teekay Aframax Pool and on time charter contracts and Gemini Tankers LLC to manage and administer all voyage-related functions for vessels in the Gemini Pool. Both Teekay Chartering Ltd. and Gemini Tankers LLC are wholly-owned subsidiaries of Teekay Corporation.

5.	Accrued Liabilities

	December 31, 2009	December 31, 2008
	$	$
Voyage and vessel	4,571	3,469
Interest	1,754	2,390
Payroll and benefits to related parties	1,690	1,758
Other	272	—

	8,287	7,617

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
6.	Long-Term Debt

	December 31, 2009	December 31, 2008
	$	$
Revolving Credit Facility due 2017	277,328	297,328
Term Loan due through 2017	27,900	31,500
Long-term debt of Dropdown Predecessor (note 1)	—	92,311

	305,228	421,139
Less current portion	3,600	3,600

Total	301,628	417,539

The Company and Teekay Corporation are parties to a revolving credit facility (or the Revolver). The Company is a borrower under Tranche A of the Revolver (or the Tranche A Revolver) and certain 100%-owned subsidiaries of Teekay Corporation are borrowers under Tranche B of the Revolver (or the Tranche B Revolver). If any borrower under the Tranche B Revolver is acquired by the Company, the borrowings and amount available under the Tranche B Revolver that are related to the acquired entity will be added to the Tranche A Revolver, upon certain conditions being met.

As of December 31, 2009, the Tranche A Revolver provided for borrowings of up to $401.0 million, of which $123.7 million was undrawn. The total amount available under the Revolver reduces by a semi-annual amount of $22.1 million commencing in 2012, and the Revolver matures in 2017. The Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at December 31, 2009, the weighted-average interest rate on the Revolver was 0.86% (December 31, 2008 — 3.47%). The Revolver is collateralized by first-priority mortgages granted on ten of the Company’s vessels, together with other related security, and includes a guarantee from the Company for all outstanding amounts. The Revolver requires that the Company and certain of its subsidiaries maintain liquidity (i.e. cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of greater of $35.0 million and 5.0% of the Company’s total debt. As at December 31, 2009, the Company was in compliance with all its covenants on its credit facilities.

As at December 31, 2008, the Dropdown Predecessor had $92.3 million of long-term debt, which included $13.3 million in debt from the Tranche B Revolver and $79.0 million of debt from other corporate revolving credit facilities of Teekay Corporation.

As at December 31, 2009, the Company had one term loan outstanding in the amount of $27.9 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.9 million, and is collateralized by first-preferred mortgages on two of the Company’s vessels, together with certain other related security. The term loan is guaranteed by Teekay Corporation. The term loan requires that the Company and certain of its subsidiaries maintain a hull coverage ratio of a minimum 105% of the total outstanding balance for the facility period. As at December 31, 2009, the Company was in compliance with all its covenants on its term loan.

The aggregate annual long-term debt principal repayments required to be made by the Company under the Revolver and term loan subsequent to December 31, 2009 are $3.6 million (2010), $3.6 million (2011), $3.6 million (2012), $3.6 million (2013), $3.6 million (2014), and $287.2 million (2015 and thereafter).

The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2009 was 1.16% (December 31, 2008 — 3.66%). This rate does not reflect the effect of the interest rate swap (see Note 7).

7.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swaps which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swap as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized gains (losses) relating to the Company’s interest rate swap has been reported in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income. During the year ended December 31, 2009, the Company recognized net realized and unrealized (losses) gains of $(4.7) million and $9.0 million, respectively, relating to its interest rate swap. During year ended December 31, 2008, the Company recognized net realized and unrealized losses of $(2.0) million and $(14.2) million, respectively, relating to its interest rate swap. During the year ended December 31, 2007, the Company recognized no net realized and unrealized gains or losses relating to its interest rate swap in the consolidated statements of income. The realized and unrealized (losses) and gains relating to interest rate swaps for the year ended December 31, 2008 was reclassified from interest income and interest expense to realized and unrealized (loss) gain on non-designated derivative instruments for comparative purposes.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
7.	Derivative Instruments (cont’d)

The following summarizes the Company’s derivative position as at December 31, 2009:

Fair Value /
			Carrying	Weighted
			Amount of	-Average	Fixed
	Interest	Principal	Asset	Remaining	Interest
	Rate	Amount	(Liability)	Term	Rate
	Index	$	$	(years)	(%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	100,000	(13,893)	7.8	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of December 31, 2009 was 0.6%

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreement in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

8.	Fair Value of Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents — The fair value of the Company’s cash and cash equivalents approximates its carrying amounts reported in the consolidated balance sheets.

Pool receivables from affiliates — The fair value of the pool receivables from affiliates approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Accounts receivable — The fair value of the accounts receivable approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Due to / from affiliates — The fair value of the amounts due to and from affiliates approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Non-current amounts due from affiliates — The fair value of the non-current amounts due from affiliates approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Accounts payable and accrued liabilities — The fair value of the accounts payable and accrued liabilities approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term debt — The fair value of the Company’s fixed-rate and variable-rate long-term debt is based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

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

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.	Observable inputs such as quoted prices in active markets;

Level 2.	Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3.	Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The estimated fair value of the Company’s financial instruments and categorization using the fair value hierarchy for those assets and liabilities that are measured at fair value on a recurring basis is as follows:

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
8.	Fair Value of Measurements (cont’d)

		December 31, 2009		December 31, 2008
		Carrying	Fair	Carrying	Fair
	Fair Value	Amount	Value	Amount	Value
	Hierarchy	Asset/ (Liability)	Asset/ (Liability)	Asset/ (Liability)	Asset/ (Liability)
	Level	$	$	$	$

Cash and cash equivalents	—	10,432	10,432	26,698	26,698
Pool receivable from affiliates	—	10,427	10,427	9,113	9,113
Accounts receivable	—	90	90	565	565
Due from affiliates	—	223	223	25,341	25,341
Due to affiliates	—	—	—	(2,401)	(2,401)
Non-current amounts due from affiliates	—	1,561	1,561	2,056	2,056
Accounts payable and accrued liabilities	—	(10,330)	(10,330)	(9,358)	(9,358)
Long-term debt	Level 2	(305,228)	(264,294)	(421,139)	(381,953)
Derivative instrument:
Interest rate swap agreement	Level 2	(13,893)	(13,893)	(22,926)	(22,926)
The Company has determined that there are no non-financial assets or non-financial liabilities carried at fair value at December 31, 2009.
9.	Capital Stock

The authorized capital stock of Teekay Tankers Ltd. at December 31, 2009 was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2009, the Company had 19.5 million shares of Class A common stock, 12.5 million shares of Class B common stock and no shares of Preferred Stock issued and outstanding.

Dividends may be declared and paid out of surplus only, but if there is no surplus, dividends may be declared or paid out of the net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Surplus is the excess of the net assets of the Company over the aggregated par value of the issued shares of the Company. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally in any dividends that the board of directors declares from time to time out of funds legally available for dividends.

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

As at December 31, 2009 and December 31, 2008, the Company had reserved under its 2007 Long-Term Incentive Plan, a total of 1,000,000 shares of Class A common stock for issuance pursuant to awards to be granted. To date, the Company has satisfied awards under the plan through open market purchases and deliveries to the grantees, rather than issuing shares from authorized capital. For the twelve months ended December 31, 2009 and 2008, 28,178 and 13,253 shares of Class A common stock have been granted and delivered to non-management Directors as part of the Directors’ annual compensation, respectively. The granting of such stock has been included in general and administrative expenses in the amounts of $0.2 million, $0.2 million, and $nil for the years ended December 31, 2009, 2008, and 2007, respectively.

10.	Related Party Transactions
a.
During the years ended December 31, 2009, 2008, and 2007, $0.5 million, $1.6 million, and $2.1 million of general and administrative expenses attributable to the operations of the Predecessor and Dropdown Predecessor were incurred by Teekay Corporation, and have been allocated to the Company. During the years ended December 31, 2009, 2008, and 2007, $0.8 million, $6.0 million, and $7.0 million, respectively, of interest expenses attributable to the operations of the Predecessor and Dropdown Predecessor were incurred by Teekay Corporation, and have been allocated to the Company.

b.	The amounts due to and from affiliates at December 31, 2009 and 2008, are without interest or stated terms of repayment.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

10.	Related Party Transactions (cont’d)
c.
During the years ended December 31, 2009, 2008, and 2007, $13.4 million, $4.9 million, and $nil, respectively, of revenues were earned from Teekay Corporation as a result of the Company chartering out the Nassau Spirit to Teekay Corporation under a fixed-rate time-charter contract. In August 2009, the Company exercised its option to extend the time-charter contract by one year. The time-charter contract for the Nassau Spirit will now expire in August 2010. During the years ended December 31, 2009, 2008, and 2007, $nil, $nil, and $18.9 million, respectively, of revenues were earned from Skaugen PetroTrans Inc., a company in which Teekay Corporation owns a 50% interest.

d.
Pursuant to a long-term management agreement with Teekay Tankers Management Services Ltd., a wholly owned subsidiary of Teekay Corporation (the Manager), the Company incurred management fees of $5.6 million, $6.6 million, and $nil for the years ended December 31, 2009, 2008, and 2007, respectively, for commercial, strategic, technical, administrative services and performance fees, which have been recorded as general and administrative expenses. The management fee excludes $0.9 million, $0.8 million, and $nil million for the years ended December 31, 2009, 2008, and 2007, respectively, for commercial services, which have been recorded as voyage expenses.

The Company’s executive officers are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards, under the Company’s long-term incentive plan described in Note 9) is set and paid by Teekay Corporation or such other subsidiaries. The Company reimburses Teekay Corporation for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee. The strategic management fee reimbursement for the years ended December 31, 2009, 2008 and 2007, was $1.2 million, $1.2 million, and $nil, respectively, which have been recorded as general and administrative expenses and these amounts are included the total management fees described above.

The management agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company incurred $nil, $1.4 million and $nil in performance fees for the years ended December 31, 2009, 2008, and 2007, respectively, which are included in the Company’s general and administrative expenses. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and income from the Dropdown Predecessor. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s board of directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution. Reserves for the year ended December 31, 2009, included an $9.5 million drydocking and capital upgrades reserve, and a $3.6 million reserve for loan principal repayment. Reserves for the year ended December 31, 2008 included a $nil drydocking reserve and a $0.9 million reserve for loan principal repayment. No reserves were withheld for the year ended December 31, 2007.

In addition, a component of the management agreement with the Manager provides the Company with all usual and customary crew management services in respect of the Company’s vessels. For the years ended December 31, 2009, 2008, and 2007, the Company incurred $17.7 million, $17.6 million, and $13.0 million for crewing and manning costs, of which $1.7 million and $1.8 million was payable to the Manager as at December 31, 2009 and 2008, respectively. The costs have been included in vessel operating expenses.

e.
Pursuant to pooling arrangements managed by Teekay Chartering Limited and Gemini Tankers LLC, both wholly owned subsidiaries of Teekay Corporation (collectively the Pool Managers), the Company incurred pool management fees during the years ended December 31, 2009, 2008, and 2007 of $1.5 million, $2.2 million, and $0.1 million, respectively, with respect to Company vessels that participate in the pooling arrangements and recorded as voyage expenses. The Pool Managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of the Company’s vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pools as voyage revenues in “net pool revenues from affiliates”. For the years ended December 31, 2009, 2008, and 2007, the Company’s allocation from the pools was net of $18.6 million, $36.6 million, and $0.1 million, respectively of voyage expense. The pool receivable from affiliates as at December 31, 2009 and December 31, 2008 was $10.4 million and $9.1 million, respectively.

The Manager is also responsible for the daily operational activities of the Company’s vessels. The Manager collects revenues and remits payments for expenses incurred by the vessels for various voyages. As a result of these transactions, the balance due from the Manager was $0.2 million and $25.3 million as at December 31, 2009, and 2008 respectively, and the balance due to the Manager was $nil and $2.4 million as at December 31, 2009, and 2008, respectively.

As of December 31, 2009 and December 31, 2008, the Company had advanced $1.6 million and $2.1 million, respectively, to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These advances are without interest or stated terms of repayment.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
10.	Related Party Transactions (cont’d)
f.
On June 24, 2009, the Company acquired a double-hull Suezmax tanker, the 2003-built Ashkini Spirit from Teekay Corporation for a total cost of $57.0 million, excluding $0.7 million for working capital assumed. The acquisition was funded using net proceeds of a follow-on public offering of 7.0 million Class A common shares (see Note 3). No debt was assumed as a result of the acquisition and the amount available to be drawn on the Company’s revolving credit facility increased by $58.0 million. A contribution of capital from Teekay Corporation of $31.9 million, representing the excess of the historical book value over the purchase price of the Dropdown Predecessor was recorded on the date of acquisition.

On April 7, 2008, the Company acquired two double-hull Suezmax tankers, the 2002-built Ganges Spirit and the 2003-built Narmada Spirit, from Teekay Corporation. Debt with a principal amount of $73.3 million recorded in the Dropdown Predecessor was assumed by the Company on the acquisition. Cash was obtained by drawing funds available under the Company’s new revolving credit facility. Cash payments of $115.0 million to Teekay Corporation were recorded as a reduction of the push-down debt of $108.1 million and a return of capital to Teekay Corporation of $6.9 million, representing the excess of the purchase price over the historical book value of the Dropdown Predecessor. As described in Note 1, all three acquisitions were accounted for as a reorganization of entities under common control and accounted for on a basis similar to pooling of interest basis.

In connection with Teekay Corporation’s purchase of certain subsidiaries from OMI Corporation (“OMI”), the Dropdown Predecessor was acquired by Teekay Corporation on August 1, 2007. Prior to that, the Dropdown Predecessor operated as three subsidiaries of OMI, Delaware Shipping L.L.C.; Adair Shipping L.L.C.; and Ingeborg Shipping L.L.C. (the “Acquired Subsidiaries” subsequently renamed Ganges Spirit L.L.C., Narmada Spirit L.L.C., and Ashkini Spirit L.L.C.). The following table consists of the amounts assigned to each asset and liability of the Acquired Subsidiaries at August 1, 2007.

At August 1,
2007
$
ASSETS
Other current assets	682
Vessels and equipment	272,686
Pool receivable from related parties	3,558
Due from related parties	59,471
Goodwill	6,761

Total assets acquired	343,158

LIABILITIES
Current liabilities	2,947
Long-term debt	280,205
Other	2,035

Total liabilities assumed	285,187

Net assets acquired	57,971

The following table summarizes the consolidated pro forma financial information for the Company for year ended December 31, 2007, giving effect to the acquisition of the Acquired Subsidiaries by the Company as if the acquisition had take place on January 1, 2007:

Pro Forma
Year Ended
December 31,
2007
(unaudited)
$
Revenues	186,586
Net income	44,768
Earnings per common share:
- Basic and diluted	2.91
g.	In November 2007, Teekay Corporation contributed a $100 million, ten-year, 5.55% interest rate swap having a fair value liability of $7.9 million (see Note 7), to the Company for no consideration.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
11.	Operating Leases

Charters-out

Time charters of the Company’s vessels to customers are accounted for as operating leases. As at December 31, 2009, seven of the Company’s vessels operated under fixed-rate time charters with Company customers, two of which charters expire in 2010, four in 2011, and one in 2012. As at December 31, 2009, minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $99.7 million, comprised of $63.3 million (2010), $31.8 million (2011), and $4.6 million (2012). The time-charter contract the Company has with Teekay Corporation for the Nassau Spirit expires in August 2010 and the Company expects to receive $7.8 million in time charter revenues in 2010. The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. In addition, minimum scheduled future revenues presented in the preceding paragraph have been reduced by estimated off-hire time for period maintenance.

The cost and accumulated depreciation of the vessels on time charter as at December 31, 2009 and 2008 were $395.3 million, $441.2 million, and $79.1 million and $70.3 million, respectively.

12.	Supplemental Cash Flow Information
a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2009, 2008, and 2007 are as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2009	2008	2007
	$	$	$

Accounts receivable	475	(6,624)	11,038
Pool receivables from affiliates	(1,314)	(1,999)	(30,277)
Due from affiliates	25,118	10,060	—
Prepaid expenses and other current assets	1,755	(2,066)	1,246
Accounts payable and accrued liabilities	972	5,221	(5,524)
Due to affiliates	(2,401)	2,488	—
Deferred revenue	(1,134)	—	—
Other	—	413	292

	23,471	7,493	(23,225)

b)	Cash interest paid (including interest paid by the Dropdown Predecessor) during the years ended December 31, 2009, 2008, and 2007 totaled $12.4 million, $19.2 million, and $11.2 million, respectively.

c)	In connection with the Company’s IPO in December 2007, advances of $41.0 million by Teekay Corporation were converted from debt to equity.

d)
In June 2009, the Company exchanged net assets in the Suezmax tanker Ashkini Spirit for a total cash payment of $57.0 million, excluding $0.7 million for working capital assumed. The acquisition was funded using net proceeds of a follow-on public offering of 7.0 million Class A common shares (see Note 3). No debt was assumed as a result of the acquisition and a contribution of capital from Teekay Corporation of $31.8 million, was recorded on the date of acquisition as a net increase in parent’s equity in the Dropdown Predecessor equity. In June 2009, the Dropdown Predecessor declared a non-cash dividend and return of capital totaling $7.4 million to Teekay Corporation to reduce the receivable from Teekay Corporation. The net change in investment of Teekay Corporation in the Dropdown Predecessor’s equity was $31.8 million and $92.3 million in pushdown debt was converted to equity during the year ended December 31, 2008.

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

13.	Earnings Per Share

The net income available for common stockholders and earnings per common share presented in the table below excludes the results of operations of the Dropdown Predecessor.

TEEKAY TANKERS LTD.
(Successor to Teekay Tankers Predecessor)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Cont’d)
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
13.	Earnings Per Share (cont’d)

	Year Ended	Year Ended	Year Ended
	December 31, 2009	December 31, 2008	December 31, 2007
	$	$	$

Net income	38,934	58,067	39,905
Net (income) loss attributable to the Dropdown Predecessor	(2,164)	(7,341)	2,582

Net income available for common stockholders	36,770	50,726	42,487

Weighted average number of common shares	28,643,836	25,000,000	15,383,562

Common stock and common stock equivalents outstanding at year end	32,000,000	25,000,000	25,000,000

Earnings per common share:
- Basic and diluted	1.28	2.03	2.76
14.	Accounting Pronouncements Not Yet Adopted

In June 2009, the FASB issued an amendment to FASB ASC 810 Consolidations, that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a variable interest entity. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. This amendment is effective for fiscal years beginning after November 15, 2009, and for interim periods within that first period, with earlier adoption prohibited. The Company is currently assessing the potential impact, if any, of this statement on its consolidated financial statements.

In June 2009, the FASB issued an amendment to FASB ASC 860, Transfers and Services that eliminates the concept of a qualifying special-purpose entity, creates more stringent conditions for reporting a transfer of a portion of a financial asset as a sale, clarifies other sale-accounting criteria, and changes the initial measurement of a transferor’s interest in transferred financial assets. This amendment will be effective for transfers of financial assets in fiscal years beginning after November 15, 2009 and in interim periods within those fiscal years with earlier adoption prohibited. The Company is currently assessing the potential impact, if any, of this statement on its consolidated financial statements.

In September 2009, the FASB issued an amendment to FASB ASC 605 Revenue Recognition that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2011. The Company is currently assessing the potential impacts, if any, on its consolidated financial statements.

In January 2010, the FASB issued an amendment to FASB ASC 820 Fair Value Measurements and Disclosures, which amends the guidance on fair value to add new requirements for disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances, and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. This amendment is effective for the first reporting period beginning after December 15, 2009, except for the requirement to provide the Level 3 activity of purchases, sales, issuances, and settlements on a gross basis, which will be effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The adoption will have no impact on the Company’s results of operations, financial position, or cash flows.

15.	Subsequent Events

In late March 2010, the Company executed an agreement to sell one of its Aframax vessels that is trading in the Teekay Aframax Pool for approximately $17.0 million, its approximate book value. This transaction is expected to be completed in the second quarter of 2010.

The Company evaluated events and transactions occurring at the balance sheet date and through the date the financial statements were issued.