Form 20-F/A
period 2009-12-31
TEEKAY TANKERS LTD.
filed 2010-04-05
CIK 1419945

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
Amendment No. 1
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
Yes ☐ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer ☐	Accelerated Filer ☑	Non-Accelerated Filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☑	International Financial Reporting Standards	Other ☐
as issued by the International Accounting
Standards Board ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐ No ☑

EXPLANATORY NOTE
Teekay Tankers Ltd. (generally referred to herein as the Company, we, our or us) is filing this Amendment No. 1 to our Annual Report on Form 20-F for the year ended December 31, 2009 (Original Filing) that was filed with the Securities and Exchange Commission (SEC) on March 30, 2010 to make the following corrections.
a. Item 3 — Other Financial Data — EBITDA, Adjusted EBITDA and Fleet Data (Suezmax)
The EBITDA figures for the years ended December 31, 2009 and 2008 were $74,536 and $102,155, respectively, not $70,296 and $118,862, respectively, and the average number of Suezmax tankers that were in our possession during 2007 and 2008 were 1.25 and 3.0, respectively (to reflect inclusion in the vessel count the Suezmax tanker, Ashkini Spirit, that was under common control of Teekay Corporation during that period), and not 0.8 and 2.0, respectively, as was previously disclosed in our Original Filing under “Selected Financial Data” table in Item 3 — Key Information. In addition, Adjusted EBITDA was omitted from the “Selected Financial Data” table for the years ended December 31, 2009, 2008, 2007, 2006 and 2005.
b. Item 4 — Information on the Company — Business Overview — Our Fleet
The time-charter on which the Narmada Spirit is currently employed will expire in January 2011, not December 2011 as was previously disclosed in our Original Filing.
The following “Item 3 — Key Information — Selected Financial Data” and “Item 4 — Information on the Company — Business Overview — Our Fleet” update and replace the disclosure contained under such headings in such Items in our Annual Report on Form 20-F for the year ended December 31, 2009 filed on March 30, 2010. Except as described above, no other changes have been made to the Original Filing. Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, update or restate the information in any Item of the Original Filing or reflect any events that have occurred after the Original Filing was filed.
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
Please refer to Item 5: “Operating and Financial Review and Prospects — Management’s Discussion and Analysis of Financial Condition and Results of Operations — Significant Developments in 2009,” for a discussion on the additional Suezmax tanker we acquired from Teekay Corporation in 2009 and two additional Suezmax tankers we acquired from Teekay Corporation in 2008. The information presented in the following table and related footnotes has been adjusted to reflect the inclusion of the financial results of the Suezmax tankers acquired in 2009 and 2008 for the periods under common control of Teekay Corporation and are collectively referred to as the Dropdown Predecessor. Please read Note 1 to our consolidated financial statements included in this Annual Report.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2005	2006	2007	2008	2009
	(in thousands, except share, per share, and fleet data)
Income Statement Data:

Voyage revenues	$125,372	$153,093	$160,706	$163,327	$113,303

Operating expenses:
Voyage expenses(1)	31,799	46,408	47,447	2,359	3,106
Vessel operating expenses(2)	18,722	21,777	24,287	33,896	33,221
Depreciation and amortization	13,137	15,614	21,055	27,655	28,660
General and administrative expenses	8,975	12,142	14,537	8,734	6,694

Total operating expenses	72,633	95,941	107,326	72,644	71,681

Income from vessel operations	52,739	57,152	53,380	90,683	41,622
Interest expense	(6,919)	(15,737)	(13,467)	(16,908)	(7,012)
Interest income	—	—	—	475	70
Realized and unrealized (loss) gain on interest rate swap	—	—	—	(16,232)	4,310
Other — net	(1,929)	(1,262)	(8)	49	(56)

Net income	43,891	40,153	39,905	58,067	38,934

Earnings per common share — basic and diluted(3)	$2.93	$2.68	$2.76	$2.03	$1.28

Balance Sheet Data (at end of year):

Cash	$—	$—	$34,839	$26,698	$10,432
Vessels and equipment(4)	296,899	282,451	536,425	522,796	506,309
Total assets	317,414	298,625	748,599	599,535	539,963
Total debt(5)	286,922	81,196	425,215	421,139	305,228
Common stock and paid in Capital	—	—	180,915	181,245	246,753
Total stockholders’ equity/owner’s equity	42,446	209,575	307,481	137,653	206,271

Cash Flow Data:
Net cash provided by (used in):
Operating activities	$41,828	$62,170	$36,385	$97,726	$74,097
Financing activities	39,500	(61,148)	(668)	(101,058)	(86,532)
Investing activities	(81,328)	(1,022)	(878)	(4,809)	(3,831)

Number of outstanding shares of common stock at the end of the period(3)	15,000,000	15,000,000	25,000,000	25,000,000	32,000,000

Other Financial Data:
Net voyage revenues(6)	$93,573	$106,685	$113,259	$160,968	$110,197
EBITDA(7)	65,881	72,755	74,427	102,155	74,536
Adjusted EBITDA(7)	65,881	72,755	74,427	118,387	70,226
Capital expenditures:
Expenditures for vessels and equipment	81,328	1,022	878	4,809	3,831
Expenditures for drydocking	3,819	144	1,465	9,216	8,204

Fleet Data:
Average number of tankers(8):
Aframax	7.9	9.0	9.0	9.0	9.0
Suezmax	—	—	1.25	3.0	3.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

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

(6)
Consistent with general practice in the shipping industry, we use “net voyage revenues” (defined as voyage revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charter contracts the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although voyage revenues from different types of contracts may vary, the net voyage revenues are comparable across the different types of contracts. We principally use net voyage revenues, a non-GAAP financial measure, because it provides more meaningful information to us than voyage revenues, the most directly comparable GAAP financial measure. Net voyage revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net voyage revenues with revenues.

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
Item 4 — Information on the Company — Business Overview — Our Fleet
As of March 1, 2010, our fleet consisted of nine Aframax-class oil tankers and three Suezmax-class oil tankers, all of which are of Marshall Islands registry.
The following table provides additional information about our Aframax-class oil tankers as of March 1, 2010.

	Capacity				Expiration of
Vessel	(dwt)(1)	Built	Employment	Daily Rate	Charter
Erik Spirit	115,500	2005	Time charter	$28,750	Dec. 2010
Matterhorn Spirit	114,800	2005	Pool	—	—
Everest Spirit	115,000	2004	Time charter	$17,400	Feb. 2011
Kanata Spirit	113,000	1999	Pool	—	—
Kareela Spirit	113,100	1999	Time charter	$29,000	Nov. 2011
Kyeema Spirit	113,300	1999	Time charter	$31,000	Nov. 2011
Nassau Spirit	107,100	1999	Time charter	$32,500	Aug. 2010
Falster Spirit	95,400	1995	Pool	—	—
Sotra Spirit	95,400	1995	Pool	—	—

Total capacity	982,600

The following table provides additional information about our Suezmax-class oil tankers as of March 1, 2010.

	Capacity				Expiration of
Vessel	(dwt)(1)	Built	Employment	Daily Rate	Charter
Ganges Spirit(2)	159,500	2002	Time charter	$30,500	May 2012
Narmada Spirit(3)	159,200	2003	Time charter	$19,500	Jan. 2011
Ashkini Spirit	165,200	2003	Pool	—	—

Total capacity	483,900

(1)	Deadweight tonnes.

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

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No.1 to the registrant’s annual report on its behalf.

Dated: April 5, 2010	TEEKAY TANKERS LTD.
	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)