Form 20-F/A
period 2009-12-31
TEEKAY TANKERS LTD.
filed 2010-06-03
CIK 1419945

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F/A
Amendment No. 2
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
Yes ☐ No ☑

EXPLANATORY NOTE
Teekay Tankers Ltd. (generally referred to herein as the Company, we, our or us) is filing this Amendment No. 2 to our Annual Report on Form 20-F for the year ended December 31, 2009 that was filed with the Securities and Exchange Commission (SEC) on March 30, 2010 (Original Filing), as amended by Amendment No. 1 to our Original Filing that was filed with the SEC on April 5, 2010 (Amendment No. 1), to update the exhibit list and file an additional exhibit. Item 19 of the Original Filing is hereby amended and restated in its entirety as set forth below. Except as described above, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the date of the Original Filing, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Filing. Accordingly, this Amendment should be read in conjunction with our filings with the SEC subsequent to the filing of the Original Filing, including Amendment No. 1.
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd. (1)
1.2	Amended and Restated Bylaws of Teekay Tankers Ltd. (1)
4.1	Contribution, Conveyance and Assumption Agreement. (1)
4.2	Management Agreement. (1)
4.3	Gross Revenue Sharing Pool Agreement. (1)
4.4	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan. (1)
4.5	Agreement dated November 28, 2007, for a U.S. $229,000,000 Secured Revolving Credit Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (1)
4.6	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. (1)
4.7	Purchase Agreement dated April 7, 2008, for the purchase of Ganges Spirit L.L.C (formerly Delaware Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)
4.8	Purchase Agreement dated April 7, 2008, for the purchase of Narmada Spirit L.L.C (formerly Adair Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)
4.9	Purchase Agreement dated June 24, 2009 for the purchase of Ashkini Spirit L.L.C (formerly Ingeborg Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (3)
8.1	List of Subsidiaries of Teekay Tankers Ltd. (4)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer. (4)
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer. (4)
13.1	Teekay Tankers Ltd. Certification of Bjorn Moller, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. (4)
13.2	Teekay Tankers Ltd. Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.(4)
23.1	Consent of Ernst & Young LLP, as independent registered public accounting firm.

(1)
Previously filed as an exhibit to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.

(2)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on May 28, 2008, and hereby incorporated by reference to such Report.

(3)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 30, 2009, and hereby incorporated by reference to such Report.

(4)	Previously filed.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Amendment No.2 to the registrant’s annual report on its behalf.

TEEKAY TANKERS LTD.
Dated: June 3, 2010	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)