Form 20-F
period 2010-12-31
TEEKAY TANKERS LTD.
filed 2011-04-12
CIK 1419945

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 20-F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANEG ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
(Address of principle executive offices)
Mark Cave
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda
Telephone: (441) 298-2530
Fax: (441) 292-3931
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Class A common stock, par value of $0.01 per share	New York Stock Exchange
Securities registered, or to be registered, pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
Indicate the number of outstanding shares of each issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
39,486,744 shares of Class A common stock, par value of $0.01 per share.
12,500,000 shares of Class B common stock, par value of $0.01 per share.
Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐               No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐       No ☑
Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑               No ☐
Indicate by check mark if the registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
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

•	future supply of, and demand for, oil;
•	the ability to leverage Teekay Corporation’s relationships and reputation in the shipping industry;
•	the expected benefits of participation in vessel pooling arrangements;
•	the ability to maximize the use of vessels, including the redeployment or disposition of vessels no longer under time charters;
•	operating expenses, availability of crew, number of offhire days, drydocking requirements and insurance costs;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self regulatory organization standards applicable to our business;
•	the anticipated impact of future regulatory changes or environmental liabilities;
•	expenses under service agreements with other affiliates of Teekay Corporation;
•	the anticipated taxation of our company and of distributions to our stockholders;
•	the future valuation of goodwill;
•	the expected lifespan of our vessels;
•	potential newbuilding order cancellations;
•	construction and delivery delays in the tanker industry generally;
•	customers’ increasing emphasis on environmental and safety concerns;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;
•	our use of interest rate swaps to reduce interest rate exposure;
•	the expected effect of off-balance sheet arrangements;
•	our compliance with covenants under our credit facilities;
•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risk;
•	our hedging activities relating to foreign exchange, interest rate and spot market risks;
•	the ability of counterparties to our derivative contracts to fulfill their contractual obligations; and
•	our business strategy and other plans and objectives for future operations.
Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in “Item 3. Key Information—Risk Factors” and other factors detailed from time to time in other reports we file with or furnish to the U.S. Securities and Exchange Commission (or the SEC).
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
The selected historical financial and operating data has been prepared on the following basis:
•
the historical financial and operating data of Teekay Tankers Predecessor as at and for the year ended December 31, 2006 are derived from the audited combined, carve-out financial statements of Teekay Tankers Predecessor;

•
the historical financial and operating data of Teekay Tankers Predecessor for the period from January 1, 2007 to December 17, 2007 are derived from the audited combined, carve-out financial statements of Teekay Tankers Predecessor;

•
the historical financial and operating data of Teekay Tankers Ltd. as at December 31, 2007, 2008, 2009 and 2010, for the period from December 18, 2007 to December 31, 2007, and for the years ended December 31, 2008, 2009 and 2010, reflect our initial public offering and are derived from our audited consolidated financial statements.

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
The following table should be read together with, and is qualified in its entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects” included herein, and (b) the historical financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firm therein (which are included herein), with respect to the financial statements for the years ended December 31, 2010, 2009 and 2008.

Please refer to “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2010 and 2011” for a discussion on the additional two Suezmax tankers we acquired from Teekay Corporation in 2008, the additional Suezmax tanker we acquired from Teekay Corporation in 2009, and the additional two Aframax tankers and three Suezmax tankers we acquired from Teekay Corporation in 2010, respectively. The information presented in the following table and related footnotes has been adjusted to reflect the inclusion of the financial results of these vessels for the periods under common control of Teekay Corporation and are collectively referred to as the Dropdown Predecessor. Please read Note 1 to our consolidated financial statements included in this Annual Report.
Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2006	2007	2008	2009	2010
	(in thousands, except share, per share, and fleet data)
Income Statement Data:
Revenues	$180,001	$201,708	$251,883	$159,690	$139,479

Operating expenses:
Voyage expenses (1)	52,927	60,837	8,650	5,452	2,544
Vessel operating expenses (2)	25,696	31,646	48,738	46,644	44,453
Depreciation and amortization	18,545	29,501	43,606	45,158	45,455
General and administrative expenses	14,718	18,609	13,288	11,800	9,789
Loss on sale of vessels	—	—	—	—	1,864

Total operating expenses	111,886	140,593	114,282	109,054	104,105

Income from operations	68,115	61,115	137,601	50,636	35,374

Interest expense	(19,572)	(22,263)	(31,556)	(12,082)	(7,513)
Interest income	—	—	475	70	97
Realized and unrealized (loss) gain on derivative instruments	—	—	(16,232)	4,310	(10,536)
Other expenses	(1,262)	(47)	(543)	(850)	(1,113)

Net income	47,281	38,805	89,745	42,084	16,309

Earnings per share (3)
- Basic and diluted	$2.68	$2.76	$2.03	$1.28	$0.37

Balance Sheet Data: (at end of year)
Cash	—	34,839	26,698	10,432	12,450
Vessels and equipment (4)	354,013	879,524	854,407	825,967	757,437
Investment in term loans	—	—	—	—	116,014
Total assets	362,071	1,254,178	1,048,113	1,001,867	936,517
Total debt (5)	131,955	759,316	709,774	574,175	459,869
Common stock and paid in capital	—	180,915	181,245	246,753	481,336
Total owner’s equity / equity	220,434	472,746	293,509	393,706	442,689

Cash Flow Data:
Net cash provided by (used in):
Operating activities	70,726	42,891	146,078	91,825	58,391
Financing activities	(69,517)	(5,825)	(147,353)	(102,996)	39,889
Investing activities	(1,209)	(2,227)	(6,866)	(5,095)	(96,262)

Number of outstanding shares of common stock at the end of the period	15,000,000	25,000,000	25,000,000	32,000,000	51,986,744

Other Financial Data:
Net revenues (6)	127,074	140,871	243,233	154,238	136,935
EBITDA (7)	86,649	90,569	164,432	99,254	69,180
Adjusted EBITDA (7)	86,649	90,569	180,664	94,944	81,580
Expenditures for vessels and equipment	(1,209)	(2,227)	(6,866)	(5,095)	(6,253)
Expenditures for drydocking	(144)	(5,155)	(11,622)	(11,485)	(6,190)

Fleet Data:
Average number of tankers (8)
Aframax	11.0	11.0	11.0	11.0	10.0
Suezmax	—	2.5	6.0	6.0	6.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(3)
Earnings per common share is determined by dividing (a) net income after deducting net income attributable to the Dropdown Predecessor by (b) the weighted average number of shares outstanding during the applicable period. For periods prior to December 18, 2007, such shares are deemed equal to the 15,000,000 common shares received by Teekay Corporation in exchange for net assets it contributed to us in connection with our initial public offering.

(4)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, and (b) advances on newbuildings.

(5)	Total debt includes the current and long-term portion of debt, and amounts due to affiliates.

(6)
Consistent with general practice in the shipping industry, we use “net revenues” (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charters the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with revenues.

	Years Ended December 31,
	2006	2007	2008	2009	2010

Revenues	$180,001	$201,708	$251,883	$159,690	$139,479
Voyage expenses	(52,927)	(60,837)	(8,650)	(5,452)	(2,544)

Net revenues	$127,074	$140,871	$243,233	$154,238	$136,935

(7)
EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before realized and unrealized loss (gain) on derivative instruments. Both measures are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below:

•
Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as financial and operating measures benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold shares of our Class A common stock.

•
Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, pay dividends and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as drydocking expenditures, working capital changes and foreign currency exchange gains and losses, EBITDA and Adjusted EBITDA provide consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our dividend policy. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including dividends on shares of our Class A common stock.

Neither EBITDA nor Adjusted EBITDA, which are non-GAAP measures, should be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of other companies.

	Years Ended December 31,
	2006	2007	2008	2009	2010
Reconciliation of “EBITDA” to “Net income”
Net income	$47,281	$38,805	$89,745	$42,084	$16,309
Depreciation and amortization	18,545	29,501	43,606	45,158	45,455
Interest expense, net of interest income	19,572	22,263	31,081	12,012	7,416
Income taxes	1,251	—	—	—	—

EBITDA	$86,649	$90,569	$164,432	$99,254	$69,180

Net loss on sale of vessels	—	—	—	—	1,864
Realized and unrealized loss (gain) on derivative instruments	—	—	16,232	(4,310)	10,536

Adjusted EBITDA	$86,649	$90,569	$180,664	$94,944	$81,580

	Years Ended December 31,
	2006	2007	2008	2009	2010
Reconciliation of “EBITDA” to “Net operating cash flow”
Net operating cash flow	$70,726	$42,891	$146,078	$91,825	$58,391
Interest expense, net of interest income	19,572	22,263	31,081	12,012	7,416
Expenditures for drydocking	144	5,155	11,622	11,485	6,190
Net loss on sale of vessels	—	—	—	—	(1,864)
Unrealized loss (gain) on derivative instruments	—	—	(14,199)	9,033	(4,955)
Income taxes	1,251	—	—	—	—
Change in working capital	(4,781)	20,456	(10,464)	(24,678)	3,238
Other cash flows, net	(263)	(196)	314	(423)	764

EBITDA	$86,649	$90,569	$164,432	$99,254	$69,180

Net loss on sale of vessels	—	—	—	—	1,864
Realized and unrealized loss (gain) on derivative instruments	—	—	16,232	(4,310)	10,536

Adjusted EBITDA	$86,649	$90,569	$180,664	$94,944	$81,580

(8)	Average number of tankers consists of the average number of vessels that were in our possession during a period, including the Dropdown Predecessor.
Risk Factors
We may be unable to pay dividends
Our board of directors has adopted a dividend policy to pay a variable quarterly dividend equal to our Cash Available for Distribution from the previous quarter, subject to any reserves the board of directors may from time to time determine are required for prudent conduct of its business. Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by us from Teekay Corporation, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay Corporation. The amount of Cash Available for Distribution principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based upon, among other things:
•	the cyclicality in the spot tanker market;
•	the rates we obtain from our spot charters and time charters;
•	the price and level of production of, and demand for, crude oil;
•	the level of our operating costs, such as the cost of crews and insurance;
•	the number of offhire days for our fleet and the timing of, and number of days required for drydocking of our vessels;
•	delays in the delivery of any newbuilding vessels;
•	prevailing global and regional economic and political conditions; and
•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.
The actual amount of Cash Available for Distribution also will depend upon other factors, such as:
•	the level of capital expenditures we make, including for maintaining existing vessels and acquiring new vessels, which we expect will be substantial;
•	our debt service requirements and restrictions on distributions contained in our credit agreements;
•	fluctuations in our working capital needs; and
•	the amount of any cash reserves established by our board of directors, including reserves for working capital and other matters.
In addition, the declaration and payment of dividends is subject at all times to the discretion of our board of directors and compliance with the laws of the Republic of The Marshall Islands.

We depend significantly upon spot charters and any decrease in spot-charter rates may adversely affect our earnings and out ability to pay dividends
Our fleet is comprised of nine double-hull Aframax tankers and six double-hull Suezmax tankers. As of March 1, 2011, seven of these vessels were operating in the spot market through participation in pooling arrangements managed by subsidiaries of Teekay Corporation. In addition, we may employ in the spot market any additional vessels that we may acquire in the future or existing vessels upon the expiration of related time charters. Although the number of vessels in our fleet that participates in the spot market will vary from time to time, we anticipate that a significant portion of our fleet will participate in this market. As a result, our financial performance will be significantly affected by conditions in the oil tanker spot market and only our vessels that operate under fixed-rate time charters may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.
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
Key factors that influence demand for tanker capacity include:
•	demand for oil and oil products;
•	supply of oil and oil products;
•	regional availability of refining capacity;
•	global and regional economic and political conditions;
•	the distance oil and oil products are to be moved by sea; and
•	changes in seaborne and other transportation patterns.
Key factors that influence the supply of tanker capacity include:
•	the number of newbuilding deliveries;
•	the scrapping rate of older vessels;
•	conversion of tankers to other uses;
•	the number of vessels that are out of service; and
•	environmental concerns and regulations.
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
The recent economic downturn and financial crisis in the global markets have produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks, and reduced access to capital markets. If this economic downturn continues, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.
The recent economic downturn may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.
The recent economic downturn in the global financial markets may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customers’ inability to pay could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations. We cannot determine whether the difficult conditions in the economy and the financial markets will improve or worsen in the near future.
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
We must make substantial capital expenditures to maintain the operating capacity of our fleet and we generally expect to finance these maintenance capital expenditures with cash balances or undrawn credit facilities. We anticipate growing our fleet through the acquisition of tankers from third parties or the acquisition of additional tankers which Teekay Corporation has agreed to offer us, or other tankers we expect Teekay Corporation will offer us from time to time in the future, which would increase the level of our maintenance capital expenditures. Subsequent to our initial public offering, we have acquired two Aframax tankers and six Suezmax tankers from Teekay Corporation.
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
We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring tankers from third parties or from Teekay Corporation. Our acquisitions may also include newbuilding vessels (or newbuildings). We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically would pay 20% of the purchase price of a tanker upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately two to three years from the order). To fund expansion capital expenditures, we may be required to use cash balances or cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Use of cash from operations will reduce the amount of cash for dividends to our stockholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition and on our ability to pay dividends. Even if we are successful in obtaining the necessary funds, the terms of such financings could limit our ability to pay dividends to stockholders. In addition, incurring additional debt may significantly increase our interest expense and financial leverage, and issuing additional equity securities may result in significant stockholder ownership or dividend dilution.

Changes in the oil markets could result in decreased demand for our vessels and services.
Demand for our vessels and services in transporting oil depends upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. Past slowdowns of the U.S. and world economies have resulted in reduced consumption of oil products and decreased demand for our vessels and services, which reduced vessel earnings. Additional slowdowns could have similar effects on our operating results and may limit our ability to expand our fleet.
Terrorist attacks, piracy, increased hostilities or war could lead to further economic instability, increased costs and disruption of business.
Terrorist attacks, piracy and the current conflicts in the Middle East, Afghanistan and Libya and other current and future conflicts, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.
In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks and our vessels could be targets of pirates or hijackers. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate the charters which would harm our cash flow and business.
Acts of piracy on ocean-going vessels have recently increased in frequency, which could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. Throughout 2010, the frequency and severity of piracy incidents increased significantly, particularly in the Gulf of Aden and Indian Ocean. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
Future adverse economic conditions, including disruptions in the global credit markets, could adversely affect our results of operations.
The global economy recently experienced an economic downturn and crisis in the global financial markets that produced illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks and reduced access to capital markets. If there is economic instability in the future, we may face restricted access to the capital markets or secured debt lenders, such as our revolving credit facilities. The decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.
Future adverse economic conditions may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.
Future adverse economic conditions may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customer’s inability to pay could also result in their default on our current contracts and charters. The decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations.
We depend on Teekay Corporation to assist us in operating our business and competing in our markets, and our business will be harmed if Teekay Corporation fails to assist us.
We have entered into a long-term management agreement (or the Management Agreement) with Teekay Tankers Management Services Ltd. (or our Manager), a subsidiary of Teekay Corporation, pursuant to which our Manager provides to us commercial, technical, administrative and strategic services, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial services. Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services by our Manager. Our business will be harmed if our Manager fails to perform these services satisfactorily, if it stops providing these services to us or if it terminates the Management Agreement, as it is entitled to do under certain circumstances. The circumstances under which we are able to terminate the Management Agreement are extremely limited and do not include mere dissatisfaction with our Manager’s performance. In addition, upon any termination of the Management Agreement, we may lose our ability to benefit from economies of scale in purchasing supplies and other advantages that we believe our relationship with Teekay Corporation provides. Furthermore, the profitable operation of our tankers that participate in tanker pooling arrangements depends largely on the efforts of the pool managers (which are affiliates of Teekay Corporation), Teekay Corporation’s participation in the pooling arrangements and its reputation and relationships in the shipping industry. Under the pooling arrangements, the earnings and voyage expenses of all of the vessels in pools are aggregated, or pooled, and divided according to an agreed formula. If Teekay Corporation suffers material damage to its reputation or relationships, it may harm our ability to:
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

The operation of a significant number of our tankers in the Teekay Pool and the Gemini Pool could limit our earnings.
As of March 1, 2011, four of our Aframax tankers and three of our Suezmax tankers operated in, and generated revenues to us through participation in, an Aframax tanker pooling arrangement (the Teekay Pool) and a Suezmax tanker pooling arrangement (the Gemini Pool), respectively, each managed by subsidiaries of Teekay Corporation. Pooling arrangements are designed to spread the costs and risks associated with commercial management of vessels and to share the net revenues earned by all of the vessels in the pool. Although the net revenues are apportioned based on the actual earning days each vessel is available and, with respect to the Teekay Pool, the relative performance capabilities of each vessel as well, a pool may include vessels that do not perform as well in actual operation as our vessels. As a result, our share of the net pool revenues may be less than what we could earn operating our vessels independently.
The removal of any vessels from the Teekay Pool, the Gemini Pool, or any other pooling arrangement may adversely affect our operating results and ability to pay dividends.
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
As of March 1, 2011, eight of our tankers operated under fixed-rate time-charter contracts, three of which expire in 2011, and five in 2012. If upon their scheduled expiration or any early termination we are unable to renew or replace fixed-rate charters on favorable terms, if at all, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.
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
The delivery of any newbuilding that we may order could be delayed, which would delay our receipt of revenues related to the vessel. The completion and delivery of newbuildings could be delayed because of:
•	quality or engineering problems;
•	changes in governmental regulations or maritime self-regulatory organization standards;
•	work stoppages or other labor disturbances at the shipyard;
•	bankruptcy or other financial crisis of the shipbuilder;
•	a backlog of orders at the shipyard;
•	political or economic disturbances;
•	weather interference or catastrophic event, such as a major earthquake, tsunami or fire;
•	requests for changes to the original vessel specifications;
•	shortages of or delays in the receipt of necessary construction materials, such as steel;
•	an inability to finance the construction of the vessels; or
•	an inability to obtain requisite permits or approvals.
If delivery of a vessel is significantly delayed, it could adversely affect our results of operations and financial condition and our ability to pay dividends to our stockholders.
Over time, the value of our vessels may decline substantially, which could adversely affect our ability to obtain financing or our operating results.
Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline substantially from existing levels, as they did as a result of the recent global economic crisis. If the operation of a tanker is not profitable, or if we cannot re-deploy a chartered tanker at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Inability to dispose of vessels at a reasonable value could result in a loss on their sale and could adversely affect our results of operations and financial condition. In addition, one of our credit facilities contains loan-to-value financial covenants tied to the value of the two vessels that collateralize this credit facility. Significant decline in the market values of these tankers may require prepayments to avoid a default under this credit facility. Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings.

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
As of December 31, 2010, our long-term debt was approximately $454.0 million and an additional $174.2 million was available to us under our $616.5 million revolving credit facility. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facility. Our level of debt could have important consequences to us, including the following:
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
Because our operations are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries to which we trade may limit trading activities with those countries, which could also harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flow and financial results.
Marine transportation is inherently risky, and an incident involving significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
Vessels and their cargoes are at risk of being damaged or lost because of events such as:
•	marine disasters;
•	bad weather;
•	mechanical or electrical failures;
•	grounding, capsizing, fire, explosions and collisions;
•	piracy;
•	human error; and
•	war and terrorism.
An accident involving any of our vessels could result in any of the following:
•	death or injury to persons, loss of property or damage to the environment and natural resources;
•	delays in the delivery of cargo;
•	loss of revenues from charters;
•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system affected by the spill;
•	governmental fines, penalties or restrictions on conducting business;
•	higher insurance rates; and
•	damage to our reputation and customer relationships generally.
Any of these events could have a material adverse effect on our business, financial condition and operating results.

Insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.
The operation of oil tankers is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not generally carry insurance on our vessels covering the loss of revenues resulting from vessel offhire time based on its cost compared to our offhire experience. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.
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
These requirements can affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and related requirements on us, please read “Item 4. Information on the Company—B. Business Overview—Regulations.”
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
Our Aframax tankers that operate in the spot market and Teekay Corporation’s Aframax tankers that operate in the spot market or pursuant to time charters of less than 90 days are part of the Teekay Pool. Three of our Suezmax tankers and certain Suezmax tankers of Teekay Corporation currently participate in the Gemini Pool. These pooling arrangements are managed by Teekay Corporation subsidiaries. When operated in a pool, chartering decisions are made by the pool manager and vessel earnings are based on a formula designed to allocate the pool’s earnings to vessel owners based on actual on-hire performance of the vessels they contributed and, with respect to the Teekay Pool, attributes of the vessels, rather than amounts actually earned by those vessels. If we, Teekay Corporation or its affiliates terminate the pooling arrangements in which we participate pursuant to the terms thereof or if vessels of Teekay Corporation or us cease operating in the pooling arrangements for any other reason, our tankers may compete with other vessels owned or operated by Teekay Corporation to provide crude oil transportation services.
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
Conflicts of interest may arise between Teekay Corporation, our Manager and their affiliates, on the one hand, and us and our stockholders, on the other hand. As a result of these conflicts, Teekay Corporation or our Manager may favor their own interests and the interests of their affiliates over our interests and those of our stockholders. These conflicts include, among others, the following situations:
•
our Chief Executive Officer and Chief Financial Officer and certain of our directors also serve as executive officers or directors of Teekay Corporation or our Manager, and we have limited their fiduciary duties regarding corporate opportunities that may be attractive to both Teekay Corporation and us;

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
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our stockholders. However, our Chief Executive Officer and Chief Financial Officer also serve as executive officers or directors of Teekay Corporation and some of our non-independent directors also serve as executive officers or directors of Teekay Corporation, our Manager, the general partner of Teekay LNG Partners L.P. and the general partner of Teekay Offshore Partners L.P. (both of which are controlled by Teekay Corporation), and, as a result, have fiduciary duties to manage the business of Teekay Corporation and its affiliates in a manner beneficial to such entities and their stockholders or partners, as the case may be. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation, our Manager, Teekay LNG Partners L.P. or Teekay Offshore Partners L.P., on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our stockholders.
Our Manager has rights to terminate the Management Agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our board of directors or our stockholders are dissatisfied with our Manager, there are limited circumstances under which we can terminate the Management Agreement.
Our Management Agreement has an initial term through December 31, 2022 and will automatically renew for subsequent five-year terms provided that certain conditions are met. Our Manager has the right after December 18, 2012 to terminate the Management Agreement with 12 months notice. Our Manager also has the right to terminate the Management Agreement after a dispute resolution process if we have materially breached the Management Agreement. The Management Agreement will terminate upon the sale of all or substantially all of our assets to a third party, our liquidation or after any change of control of our company occurs. If the Management Agreement is terminated as a result of an asset sale, our liquidation or change of control, then our Manager may be paid a termination fee. Any such payment could be substantial.
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
Our Class B common stock has five votes per share and our Class A common stock has one vote per share. However, the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. As of the date of this Annual Report, Teekay Corporation indirectly owns shares of Class A and Class B common stock representing a majority of the voting power of our outstanding capital stock. Through its ownership of our Class B common stock and of our Manager and other entities that provide services to us, Teekay Corporation has substantial control and influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions. In addition, because of this dual-class common stock structure, Teekay Corporation will continue to be able to control all matters submitted to our stockholders for approval even if it comes to own significantly less than 50% of the outstanding shares of our common stock. This voting control limits our Class A common stockholders’ ability to influence corporate matters and, as a result, we may take actions that our Class A common stockholders do not view as beneficial.
We have been incorporated under the laws of the Republic of The Marshall Islands, which does not have a well-developed body of corporate law.
Our corporate affairs are governed by our articles of incorporation and bylaws and by The Marshall Islands Business Corporations Act (or the Marshall Islands Act). Many of the provisions of the Marshall Islands Act resemble provisions of the corporation laws of a number of states in the United States, most notably Delaware. The Marshall Islands Act also provides that it is to be applied and construed to make it uniform with the Delaware General Corporation Law and the laws of other states of the United States with substantially similar legislative provisions. In addition, so long as it does not conflict with the Marshall Islands Act, the non-statutory law (or case law) of the courts of the State of Delaware and of those other states of the United States with substantially similar legislative provisions is adopted as Marshall Islands law. There have been, however, few, if any, court cases in the Marshall Islands interpreting the Marshall Islands Act, in contrast to Delaware, which has a well developed body of case law interpreting its corporation statutes. Accordingly, we cannot predict whether Marshall Islands courts would reach the same conclusions regarding the Marshall Islands Act as Delaware courts would in respect of the Delaware General Corporation Law. For example, the rights of our stockholders and the fiduciary responsibilities of our directors under the Marshall Islands Act are not as clearly established as under judicial precedent in existence in Delaware. As a result, stockholders may have more difficulty in protecting their interests in the face of actions by our officers and directors than would stockholders of a corporation formed in Delaware.

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
Tax Risks
In addition to the following risk factors, you should read “Item 4D. Taxation of the Company” and “Item 10. Additional Information—Material U.S. Federal Income Tax Considerations” and “—Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our Class A common stock.
U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. holders.
A foreign entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75.0 percent of its gross income for any taxable year consists of certain types of “passive income,” or at least 50.0 percent of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”
There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.
If the IRS were to determine that we are or have been a PFIC for any taxable year, U.S. holders of our common stock will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. holders make certain elections available under the Code, such holders would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common stock, as if such distribution or gain had been recognized ratably over the U.S. holder’s holding period. Please read Item 10: “Additional Information-Material U.S. Federal Income Tax Considerations-United States Federal Income Taxation of U.S. Holders-Consequences of Possible PFIC Classification.”
The preferential tax rates applicable to qualified dividend income are temporary, and the absence of legislation extending the term would cause our dividends to be taxed at ordinary graduated tax rates.
Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual stockholders (and certain other U.S. stockholders). In the absence of legislation extending the term for these preferential tax rates or providing for some other treatment, all dividends received by such U.S. taxpayers in tax years beginning December 31, 2012 or later will be taxed at ordinary graduated tax rates. Please read “Item 10. Additional Information—Material U.S. Federal Income Tax Considerations—U.S. Federal Income Taxation of U.S. Holders—Distributions.”
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
Item 4. Information on the Company
A. History and Development of the Company
We are a Marshall Islands corporation that was incorporated on October 17, 2007 by Teekay Corporation (NYSE: TK). On December 18, 2007, we completed our initial public offering of 11.5 million shares of our Class A common stock at a price of $19.50 per share. Concurrently with our initial public offering, a subsidiary of Teekay Corporation transferred nine wholly owned subsidiaries to us, each of which owns one Aframax class oil tanker, in exchange for 12.5 million shares of our Class B common stock (which entitles the holders thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum), 2.5 million shares of our Class A common stock (which entitles the holders thereof to one vote per share) and a $180.8 million non-interest bearing promissory note. We raised $209.6 million from our initial public offering, of which we used $180.8 million to repay the $180.8 million promissory note from Teekay Corporation and we used $27.4 million to repurchase 1.5 million shares of Class A common stock from Teekay Corporation at a price per share equal to the initial public offering price.

Following our initial public offering, we acquired a total of eight conventional tankers from Teekay Corporation, including two Suezmax tankers in 2008, one Suezmax tanker in 2009, and two Aframax tankers and three Suezmax tankers in 2010. These acquisitions were financed by a combination of utilizing the net proceeds from follow-on equity offerings, as well as the assumption of existing debt, drawing on our revolving credit facility, and using our available working capital. We also sold two Aframax tankers in 2010. Therefore, our fleet size has increased from nine vessels in 2007 to 15 vessels in 2010 (after including the sale of two Aframaxes in 2010), and our capacity has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 1,990,000 dwt as of December 31, 2010.
Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2010 and 2011” for a more detailed discussion of our history.
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
B. Business Overview
Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. Teekay Corporation, which formed us, is a leading provider of marine services to the global oil and natural gas industries and the world’s largest operator of medium-sized oil tankers. We believe we benefit from Teekay Corporation’s expertise, relationships and reputation as we operate our fleet and pursue growth opportunities. We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution, subject to any reserves our board of directors may from time to time determine are required for the prudent conduct of our business. Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by us from Teekay Corporation, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay Corporation. For additional information about our dividend policy, please read “Item 8. Financial Information—Dividend Policy.”
Under the supervision of our executive officers and board of directors, our operations are managed by Teekay Tankers Management Services Ltd. (our Manager), a subsidiary of Teekay Corporation, that provides to us commercial, technical, administrative and strategic services. We employ our chartering strategy based on the outlook of our Manager for freight rates, oil tanker market conditions and global economic conditions. As of March 1, 2011, we owned fifteen vessels. As of the same date, four of our Aframax tankers were commercially managed in the Teekay Pool and three Suezmax tankers were commercially managed in the Gemini Pool. Our remaining eight vessels operated under fixed rate time-charter contracts as of that date. The Teekay Pool and Gemini Pool are pooling arrangements managed by subsidiaries of Teekay Corporation and which include certain vessels of us, Teekay Corporation and, with respect to the Gemini Pool, third party operators that are employed in the spot market or operate pursuant to time charters of less than 90 days, for Teekay Pool, or less than one year, for the Gemini Pool. By employing some of our vessels in these pooling arrangements, we believe we benefit from Teekay Corporation’s expertise in commercial management of oil tankers and economies of scale of a larger fleet, including higher vessel utilization and daily revenues. We also believe that these pooling arrangements limit Teekay Corporation’s ability to compete with us in the spot market.
In connection with our initial public offering in December 2007, Teekay Corporation agreed to offer to us the right to purchase from it up to four existing Suezmax-class oil tankers. In April 2008, we acquired two Suezmax tankers, the Ganges Spirit and the Narmada Spirit, and in June 2009 a third Suezmax tanker, the Ashkini Spirit pursuant to this commitment. In 2010, we completed the acquisition of the fourth Suezmax tanker, as well as acquiring two Aframax tankers and an additional two Suezmax tankers. The purchase price for each of these eight conventional tankers was the vessel’s fair market value at the time of offer, taking into account any existing charter contracts and based on independent ship broker valuations. We also anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that we expect Teekay Corporation will offer to us from time to time. These tankers may include crude oil and product tankers.
We have entered into a long-term agreement with our Manager (the Management Agreement) pursuant to which our Manager and its affiliates provide to us commercial, technical, administrative and strategic services, other than commercial services provided by other Teekay Corporation subsidiaries that manage the Teekay Pool and the Gemini Pool. We pay our Manager a market-based fee for these services. In order to provide our Manager with an incentive to increase our Cash Available for Distribution, we have agreed to pay a performance fee to our Manager under certain circumstances, in addition to the basic fee provided in the Management Agreement. Please read “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement” for additional information about the Management Agreement.
Our Fleet
As of March 1, 2011, our fleet consisted of nine Aframax-class oil tankers and six Suezmax-class oil tankers, all of which are of Marshall Islands registry.
The following table provides additional information about our Aframax-class oil tankers as of March 1, 2011.

	Capacity				Expiration of
Vessel	(dwt)(1)	Built	Employment	Daily Rate	Charter
Erik Spirit	115,500	2005	Pool	—	—
Matterhorn Spirit	114,800	2005	Time charter	$21,375	Nov. 2012
Everest Spirit	115,000	2004	Pool	—	—
Kanata Spirit	113,000	1999	Pool	—	—
Kareela Spirit	113,100	1999	Time charter	$29,000	Nov. 2011
Kyeema Spirit	113,300	1999	Time charter	$31,000	Nov. 2011
Nassau Spirit	107,100	1999	Time charter	$18,500	Oct. 2011
Helga Spirit	115,500	2005	Pool	—	—
Esther Spirit(2)	115,400	2004	Time charter	$18,200	Jul. 2012

Total Capacity	1,022,700

The following table provides additional information about our Suezmax-class oil tankers as of March 1, 2011.

	Capacity				Expiration of
Vessel	(dwt) (1)	Built	Employment	Daily Rate	Charter
Ganges Spirit (2)	159,500	2002	Time charter	$30,500	May 2012
Narmada Spirit (2)(3)	159,200	2003	Time charter	$21,000	Jan. 2012
Ashkini Spirit	165,200	2003	Pool	—	—
Kaveri Spirit	159,100	2004	Pool	—	—
Yamuna Spirit (2)	159,400	2002	Time charter	$30,500	May 2012
Iskmati Spirit	165,300	2003	Pool	—	—

Total Capacity	967,700

(1)	Deadweight tones.

(2)
The time charter also includes a profit share component. For the Narmada Spirit, the charter contract entitles us to 50 percent of the revenue the vessel generates in the Suezmax pool beyond the $21,000 daily rate, with the amount of the payment calculated and paid monthly. For the Ganges Spirit and the Yamuna Spirit, the charter contracts entitle us to the first $3,000 per day plus 50 percent thereafter of revenue that the vessels generate in the Suezmax pool beyond the $30,500 daily rate, with the amount of the payment calculated and paid in the second quarter of each year. For the Esther Spirit, the charter contract entitles us to 49 percent of the revenue the vessel would generate based on a spot market index average beyond a daily rate of $18,700 during the period from December 1 to March 20, annually.

(3)	Beginning January 29, 2012 through the scheduled expiration of the charter contract on December 31, 2012, the daily rate will be $22,000.
Please read Note 7 to our consolidated financial statements included in this Annual Report for information with respect to major encumbrances against our vessels. As of March 1, 2011, we had one commitment to fund our 50% proportion of the construction of a Very Large Crude Carrier (or VLCC) newbuilding through our joint venture.
Our Charters and Participation in the Teekay Pool and Gemini Pool
Chartering Strategy. We operate our vessels in both the spot market and under time-charters of varying lengths up to three years in an effort to maximize cash flow from our vessels based on our Manager’s outlook for freight rates, oil tanker market conditions and global economic conditions. As of March 1, 2011, four of our vessels operated in the spot market through our participation in the Teekay Pool, three vessels operated in the spot market through our participation in the Gemini Pool, and eight of our vessels operated under fixed-rate time-charter contracts. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Our Manager also may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments. Likewise, the managers of the Teekay Pool and Gemini Pool may, with our approval, enter into fixed-rate time charters for vessels we include in those pooling arrangements, thereby decreasing spot-rate exposure without withdrawing the vessels from the pooling arrangements.
Voyage Charters. Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot market revenues may generate increased profit margins during times when tanker rates are increasing, while tankers operating under fixed-rate time charters generally provide more predictable cash flows. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. When the vessel is “offhire,” or not available for service, the shipowner generally is not entitled to payment, unless the charterer is responsible for the circumstances giving rise to the lack of availability. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.
The Teekay and Gemini Pools. As of March 1, 2011, the Teekay Pool included 16 Aframax crude tankers, including four of our vessels, and the Gemini Pool included 49 Suezmax crude tankers, including three of our vessels. Under the pooling arrangements, the aggregate revenues generated by the entire applicable pool are distributed to pool members, including us, pursuant to a pre-arranged weighting system based on actual earnings days each vessel is available during the applicable period and, with respect to the Teekay Pool only, each vessel’s earnings capability based on its cargo capacity, speed and bunker consumption as well. Payments based on net cash flow applicable to each tanker in the pooling arrangements are made on a monthly basis to pool participants.
The weighting allocation for vessels in the Teekay Pool is revised at least every six months and vessels are allocated their initial weighting upon their entry into the Teekay Pool. The allocation for each vessel participating in the Teekay Pool is established based on the recommendation of an independent specialist or maritime consultant. Please read “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Pooling Arrangements,” for additional information about the Teekay Pool and the Gemini Pool.
Time Charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. A customer generally selects a time charter if it wants a dedicated vessel for a period of time, and the customer is commercially responsible for the use of the vessel. Under a typical time charter, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. When the vessel is offhire, the customer generally is not required to pay the hire rate and the owner is responsible for all costs. “Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under our time charters, hire is payable monthly in advance in U.S. Dollars. Hire payments may be reduced, or under some time charters the shipowner must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed level or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. When the vessel is “offhire,” or not available for service, the charterer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of fuel bunkers, unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be offhire if there is an occurrence preventing the full working of the vessel.

Business Strategies
Our primary business objective is to increase dividends per share by executing the following strategies:
•
Expand our fleet through accretive acquisitions. We intend to acquire additional oil tankers in a manner that will increase our dividends on a per-share basis. As discussed above, since our initial public offering, Teekay Corporation has sold to us eight existing conventional tankers at a price equal to their fair market value at the time of the offer, taking into account existing charters and based on independent ship broker valuations. Please read “Item 5. Operating Financial Review and Prospects Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2010 and 2011.” We also anticipate growing our fleet through acquisitions of tankers from third parties and additional tankers that Teekay Corporation may offer us from time to time. These acquisitions may include product tankers.

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

Industry and Competition
We compete in the Aframax and Suezmax crude oil tanker markets. Our competition in the Aframax (80,000 to 119,999 dwt) and Suezmax (120,000 to 199,999 dwt) markets is also affected by the availability of other size vessels that compete in our markets. Suezmax size vessels and Panamax (55,000 to 79,999 dwt) size vessels can compete for many of the same charters for which our Aframax tankers compete; Aframax size vessels and Very Large Crude Carriers (200,000 to 319,999 dwt) (or VLCCs) can compete for many of the same charters for which our Suezmax tankers may compete. Because of their large size, VLCCs and Ultra Large Crude Carriers (320,000+ dwt) (or ULCCs) rarely compete directly with Aframax tankers, and ULCCs rarely compete with Suezmax tankers for specific charters. However, because VLCCs and ULCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.
Seaborne transportation of crude oil and refined petroleum products are provided both by major energy companies (private as well as state-owned) and by independent ship owners. The desire of many major energy companies to outsource all or a portion of their shipping requirements has caused the number of conventional oil tankers owned by energy companies to decrease in the last 20 years. As a result of this trend, independent tanker companies now own or control a large majority of the international tanker fleet. As of December 31, 2010, the largest operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 65 Aframax vessels), Sovcomflot (approximately 53 Aframax vessels), the Sigma Pool (approximately 47 Aframax vessels) and the Aframax International Pool (approximately 44 Aframax vessels). As of December 31, 2010, the largest operators of Suezmax tonnage (including newbuildings on order) included the Gemini Pool (approximately 49 Suezmax vessels), the Stena Sonangol Pool (approximately 28 Suezmax vessels), Sovcomflot (approximately 18 Suezmax vessels), the Blue Fin Pool (approximately 17 Suezmax vessels), and Delta Tankers (approximately 13 Suezmax vessels).
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
Oil has been one of the world’s primary energy sources for a number of decades. As of February 10, 2011, the International Energy Agency (IEA) estimates that oil consumption will increase from 87.8 million barrels per day (or mb/d) in 2010, to 89.3 mb/d in 2011 driven by increasing consumption in non-OECD countries. A majority of known oil reserves are located in regions far from major consuming regions, which contributes positively towards demand for oil tankers.

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
Oil Tanker Supply. New Aframax and Suezmax tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, U.S. and international regulations require the earlier phase-out of existing vessels that are not double-hulled, regardless of their expected lifespan. As of December 31, 2010, the world Aframax crude tanker fleet consisted of 647 vessels, with an additional 91 Aframax crude oil tanker newbuildings on order for delivery through 2014, and the world Suezmax crude tanker fleet consisted of 376 vessels, with an additional 154 Suezmax crude oil tanker newbuildings on order for delivery through 2014. Currently, delivery of a vessel typically occurs within two to three years after ordering.
The supply of oil tankers is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage. The level of newbuilding orders is primarily a function of newbuilding prices in relation to current and prospective charter market conditions. Another factor that affects tanker supply is the available shipyard capacity. The level of vessel scrapping activity is primarily a function of scrapping prices in relation to current and prospective charter market conditions and operating, repair and survey costs. Industry regulations also affect scrapping levels. Please read “—Regulations” below. Demand for drybulk vessel and floating storage off-take units, to which tankers can be converted, strongly affects the number of tanker conversions.
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
These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management. Please read “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement” for more information about these arrangements.
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

Risk of Loss, Insurance and Risk Management
The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of crude oil and petroleum products is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.
We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism). None of our vessels are generally insured against loss of revenues resulting from vessel offhire time, based on the cost of this insurance compared to our offhire experience. We believe that current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution.
We use in our operations Teekay Corporation’s thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We believe we benefit from Teekay Corporation’s commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.
Our Manager uses in our operations Teekay Corporation’s thorough risk management program that includes, among other things, computer-aided risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We believe we benefit from Teekay Corporation’s commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.
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

International Maritime Organization (or IMO).
The IMO is the United Nations’ agency for maritime regulation. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations, and subject to limited exceptions, a tanker must be of double-hull construction, be of a mid-deck design with double-side construction or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.
Many countries, but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC). Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil (e.g. crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law governs, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ships or Port facility Security (or ISPS) code, the International Management Code for the Safe Operation of Ships and for Pollution Prevention (or ISM Code), and the International Convention on Load Lines of 1966. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states that have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.
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
The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified.
MARPOL Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (or Annex VI) became effective on May 19, 2005. Annex VI sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions. Annex VI came into force in the United States on January 8, 2009. We operate our vessels in compliance with Annex VI.
In addition, the IMO has proposed that all tankers of the size we operate that are built starting in 2012 contain ballast water treatment systems, and that all other such tankers install treatment systems by the first intermediate or renewal survey after 2016. When this regulation becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.
European Union (or EU)
Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled.
The EU has also adopted legislation (directive 2009/16/Econ Port State Control) that: bans manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years, after July 2003) from European waters; creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. The EU is also considering the adoption of criminal sanctions for certain pollution events, including improper cleaning of tanks.
United States
The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, operators, and bareboat charterers, whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on vessels might fall within its scope.
Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the oil spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:
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
OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations. We currently maintain for each of our vessel’s pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition and results of operations.
Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our existing tankers are double-hulled.
OPA 90 also requires owners and operators of vessels to establish and maintain with the United States Coast Guard (or Coast Guard) evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Coast Guard. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. Teekay Corporation has complied with the Coast Guard regulations by obtaining financial guaranties from one of its subsidiaries covering our vessels. If other vessels in the fleet trade into the United States in the future, we expect that we will obtain additional guarantees from third-party insurers or to provide guarantees through self-insurance. Each of our vessels has a valid certificate of financial responsibility.
OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries, and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states, require state-specific evidence of financial responsibility and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.
Owners or operators of vessels, including tankers, operating in U.S. waters are required to file vessel response plans with the Coast Guard, and their tankers are required to operate in compliance with their Coast Guard approved plans. Such response plans must, among other things:
•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;
•	describe crew training and drills; and
•	identify a qualified individual with full authority to implement removal actions.
Teekay Corporation has filed vessel response plans with the Coast Guard for the vessels we own and has received approval of such plans for all vessels in our fleet to operate in U.S. waters. In addition, regular oil spill response drills are conducted in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. OPA 90 allows U.S. state legislatures to pre-empt associated regulation if the state’s regulations are equal or more stringent. Several coastal also require state-specific COFR and vessel response plans.
OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law. The application of this doctrine varies by jurisdiction.
Other Environmental Initiatives
Although the United States is not a party, many countries have ratified and follow the liability scheme adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC), and the Convention for the Establishment of an International Fund for Oil Pollution of 1971, as amended. Under these conventions, which are applicable to vessels that carry persistent oil as cargo, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by discharge of persistent oil, subject to certain complete defenses. Many of the countries that have ratified the CLC have increased the liability limits through a 1992 Protocol to the CLC and through a 2000 Protocol to the CLC which entered into force on November 1, 2003. The liability limits in the countries that have ratified the 2000 Protocol are currently approximately $6.9 million plus approximately $962 per gross registered tonne above 5,000 gross tonnes with an approximate maximum of $137 million per vessel, with the exact amount tied to a unit of account which varies according to a basket of currencies. The right to limit liability is forfeited under the CLC when the spill is caused by the owner’s actual fault or privity and, under the 1992 Protocol, when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative schemes or common law govern, and liability is imposed either on the basis of fault or in a manner similar to the CLC.
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

In addition, the IMO, various countries and states, such as Australia, the United States and the State of California, and various regulators, such as port authorities, the U.S. Coast Guard and the U.S. Environmental Protection Agency (or EPA), have either adopted legislation or regulations, or are separately considering the adoption of legislation or regulations, aimed at regulating the discharge of ballast water and the discharge of oil as potential pollutants (OPA 90 applies to discharges of bunkers or cargoes) and requiring the installation on ocean-going vessels of pollution prevention equipment such as oily water separators and bilge alarms.
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
The EPA appealed this decision to the Ninth Circuit Court of Appeals, which on July 23, 2008, upheld the District Court’s decision. In response, the EPA adopted a new Clean Water Act permit titled the “Vessel General Permit.” Effective February 6, 2009, vessels (including all vessels of the type operated by us) operating as a means of transportation that discharge ballast water or certain other incidental discharges into United States waters must obtain coverage under the Vessel General Permit and comply with a range of best management practices, reporting, inspections and other requirements. The Vessel General Permit also incorporates U.S. Coast Guard requirements for ballast water management and exchange and includes specific technology-based requirements for vessels, including oil and petroleum tankers. Under certain circumstances, the EPA may also require a discharger of ballast water or other incidental discharges to obtain an individual permit in lieu of coverage under the Vessel General Permit. These new requirements will increase the cost of operating our vessels in United States waters.
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
Greenhouse Gas Regulation
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
Low Sulphur Fuel Regulation
Several regulatory requirements to use low sulphur fuel are in force or upcoming. The EU Directive 33/2005 (or the Directive) came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulphur content below 0.1% while berthed or anchored in an EU port. The California Air Resources Board (CARB) will require vessels to burn fuel with 0.1% sulphur content or less within 24 nautical miles of California as of January 1, 2012. As of January 1, 2015, all vessels operating within Emissions Control Areas (ECA) worldwide must comply with 0.1% sulphur requirements. Currently, the only grade of fuel meeting 0.1% sulphur content requirement is low sulphur marine gas oil (or LSMGO). Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition, LSMGO is more expensive than HFO and this will impact the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulphur areas are able to comply with fuel requirements.
Vessel Security Regulation
The ISPS code was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS code is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. The United States implemented ISPS with the adoption of the Maritime Transportation Security Act of 2002 (or MTSA), which requires vessels entering U.S. waters to obtain certification of plans to respond to emergency incidents there, including identification of persons authorized to implement the plans. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA.

C. Organizational Structure
As of March 1, 2011, Teekay Corporation (NYSE: TK), through its 100%-owned subsidiary Teekay Holdings Ltd., had a 26% economic interest in us through its ownership of 3.6 million of our shares of Class A common stock and 12.5 million shares of our Class B common stock.
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
Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2010.
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
1. United States Taxation
The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (the Code), applicable U.S. Treasury Regulations promulgated thereunder, judicial authority and administrative interpretations, as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations.
Taxation as a Corporation. We will be taxed as a corporation for U.S. federal income tax purposes. As such, we will be subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below.
Taxation of Operating Income. We expect that substantially all of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time charter and bareboat charter income.
Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States will be considered to be 50.0 percent derived from sources within the United States (or U.S. Source International Transportation Income). Transportation Income attributable to transportation that both begins and ends in the United States will be considered to be 100.0 percent derived from sources within the United States (or U.S. Source Domestic Transportation Income). Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100 percent derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.
The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch taxes or 4.0 percent gross basis tax described below on its U.S. Source International Transportation Income. The Section 883 Exemption only applies to U.S. Source International Transportation Income. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

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
Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35.0 percent). In addition, if we earn income that is treated as Effectively Connected Income, a 30.0 percent branch profits tax imposed under Section 884 of the Code generally would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.
On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30.0 percent branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.
The 4.0 Percent Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4.0 percent U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions.
2. Marshall Islands Taxation
We believe that neither we nor our subsidiaries will be subject to taxation under the laws of the Republic of The Marshall Islands, and that distributions by our subsidiaries to us will not be subject to Marshall Islands taxation.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the financial statements and notes thereto appearing elsewhere in this report.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. We were formed in October 2007 by Teekay Corporation (NYSE: TK) (Teekay) — a leading provider of marine services to the global oil and gas industries and the world’s largest operator of medium-sized oil tankers — and we completed our initial public offering in December 2007. As at March 1, 2011, we owned nine Aframax tankers and six Suezmax tankers. As of March 1, 2011, five of our Aframax tankers and three of our Suezmax tankers operated under fixed-rate time-charter contracts with our customers, of which three charter contracts are scheduled to expire in 2011, and five in 2012. The three fixed-rate contracts for the Suezmax tankers and one fixed-rate contract for the Aframax tankers include a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts. Our remaining four Aframax tankers and three Suezmax tankers currently participate in an Aframax pooling arrangement and a Suezmax pooling arrangement, respectively, each managed by subsidiaries of Teekay. As of March 1, 2011, these pooling arrangements included 16 Aframax tankers and 49 Suezmax tankers, respectively. Through the participation of some of our vessels in these pooling arrangements, we expect to benefit from Teekay’s reputation and the scope of its operations in increasing our cash flows. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Teekay currently holds a majority of the voting power of our common stock, which includes Class A common stock and Class B common stock.

We distribute to our stockholders on a quarterly basis all of our Cash Available for Distribution, subject to any reserves the board of directors may from time to time determine are required for the prudent conduct of our business. Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by us from Teekay Corporation, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay Corporation.
Significant Developments in 2010 and 2011
Follow-on Offerings
On April 9, 2010, we completed a public follow-on offering of 7.7 million Class A common shares at a price of $12.25 per share, for gross proceeds of $94.3 million. On April 14, 2010, the underwriters exercised their over-allotment option in part to purchase an additional 1.1 million common shares, providing additional gross proceeds of $13.2 million. Concurrent with the public offering, we issued 2.6 million unregistered shares of Class A common stock to Teekay at a price of $12.25 per share as partial consideration for three vessels that we acquired from Teekay Corporation for an aggregate consideration of approximately $168.7 million.
On October 6, 2010, we completed a follow-on public offering of 8.2 million shares of our Class A common stock at a price of $12.15 per share, for gross proceeds of $99.6 million. On October 25, 2010, the underwriters exercised their over-allotment option in part to purchase an additional 395,000 common shares, providing additional gross proceeds of $4.8 million.
On February 9, 2011, we completed a follow-on public offering of 8.6 million shares of our Class A common stock at a price of $11.33 per share, for gross proceeds of $97.4 million. On February 22, 2011, the underwriters exercised their over-allotment option in part to purchase an additional 1.3 million common shares, providing additional gross proceeds of $14.6 million.
Vessel Acquisitions
On April 14, 2010, we acquired two double-hull Suezmax tankers from Teekay, the 2002-built Yamuna Spirit and 2004-built Kaveri Spirit, for a total cost of $124.2 million. On May 11, 2010, we purchased the 2005-built Aframax tanker from Teekay, the Helga Spirit, for $44.5 million. We financed these vessel acquisitions with the net proceeds of $134.9 million from the April follow-on public offering and concurrent private placement, and the net proceeds of $17.3 million from the sale of the Falster Spirit, as well as using $9.5 million of our working capital and drawing $7.0 million on our revolving credit facility. The purchase price for the three oil tankers was the fair market value at the time of offer, taking into account any existing charter contracts and based on independent ship broker valuations.
On November 8, 2010, we acquired from Teekay its subsidiaries Esther Spirit L.L.C., which owns an Aframax tanker, the Esther Spirit and the Iskmati Spirit L.L.C., which owns a Suezmax tanker, the Iskmati Spirit for $107.5 million. The Esther Spirit is currently operating under a fixed-rate time-charter (with a profit share component) through July 2012 and the Iskmati Spirit is trading in the spot market as part of Teekay’s Gemini Suezmax tanker pool. We financed these acquisitions through a combination of working capital and by drawing on our existing revolving credit facility. As part of the purchase of these two vessels, the undrawn availability under our revolving credit facility increased by approximately $100 million as of March 1, 2011.
We anticipate additional opportunities to further expand our fleet through acquisitions of tankers from third parties and additional tankers that Teekay may offer to sell to us from time to time. These tankers may include crude oil and product tankers.
Vessel Sales
On April 19, 2010, we sold one of our Aframax tankers, the 1995-built Falster Spirit, for $17.3 million and on August 26, 2010, we sold a second Aframax tanker, the 1995-built Sotra Spirit, for $17.2 million. The gain on the sale of the Falster Spirit of $37,000 and the loss on the sale of Sotra Spirit of $1.9 million are shown in the consolidated statements of income in this Annual Report.
Other Significant Transactions
On July 16, 2010, we made an investment in term loans totaling $115 million to a third party shipowner (the Loans). The Loans bear interest at an annual interest rate of 9% per annum and have a fixed term of three years. The Loans are repayable in full, together with a 3% premium of the Loans then outstanding, on maturity and are collateralized by first priority mortgages on two 2010-built Very Large Crude Carriers (or VLCCs) owned by the shipowner. We financed the Loans by drawing on our revolving credit facility.
On July 22, 2010, we entered into two interest rate swap agreements to exchange a receipt of floating interest for a payment of fixed interest to reduce the exposure to interest rate variability on our floating-rate debt. One swap agreement has a notional principal amount of $70.0 million, a fixed rate of 0.85% per annum and a term of two years. The other swap agreement has a notional principal amount of $45.0 million, a fixed rate of 1.19% per annum and a term of three years. Both interest rate swap agreements require quarterly settlements.
On September 30, 2010, we entered into a 50/50 joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), to have a VLCC newbuilding constructed, managed and chartered to third parties. The VLCC has an estimated purchase price of approximately $98 million, excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013. A third party has agreed to time-charter the vessel for a term of five years at a daily rate and has also agreed to pay the joint venture 50 percent of any additional amounts if the daily rate of any sub-charter earned by the third party exceeds a certain threshold. As at March 1, 2011, we had made our first payment of $9.8 million to the Joint Venture.

In October, 2010, one of our Aframax vessels entered into a two-year time-charter agreement with a third party. Prior to this transaction, the vessel was trading in the Aframax Pool.
In late February, 2011, one of our Aframax vessels began trading in the Aframax pool after the completion of a one-year time-charter agreement with a third party.
Our Charters
We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:
•
Voyage charters participating in pooling arrangements are charters for shorter intervals that are priced on a current or “spot” market rate then adjusted for pool participation based on predetermined criteria; and

•
Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Offhire (4)	Customer does not pay	Customer does not pay

(1)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(2)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(4)	“Offhire” refers to the time a vessel is not available for service.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:
Revenues. Revenues primarily include revenues from time charters, voyage charters, pool arrangements, and interest income from investment in term loans. Revenues are affected by hire rates and the number of days a vessel operates. Revenues are also affected by the mix of business between time charters, voyage charters and vessels operating in pool arrangements. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.
Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the ship owner under voyage charters and the customer under time charters.
Net Revenues. Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the type of the charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us about the deployment of our vessels and their performance than revenues, the most directly comparable financial measure under United States generally accepted accounting principles (or GAAP).
Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of vessel operating expenses are crews and repairs and maintenance.
Income from Vessel Operations. To assist us in evaluating our operations, we analyze the income we receive after deducting operating expenses, but prior to interest expense and income, realized and unrealized gains and losses on derivative instruments and other expenses.
Drydocking. We must periodically drydock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we drydock each of our vessels every 2.5 to 5 years, depending upon the type of vessel and its age. We capitalize a substantial portion of the costs incurred during drydocking and amortize those costs on a straight-line basis from the completion of a drydocking to the estimated completion of the next drydocking. We expense, as incurred, costs for routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. The number of drydockings undertaken in a given period and the nature of the work performed determine the level of drydocking expenditures.
Depreciation and Amortization. Our depreciation and amortization expense typically consists of:
•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels; and
•	charges related to the amortization of drydocking expenditures over the estimated number of years to the next scheduled drydocking.
Time-Charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net revenues level in terms of “time-charter equivalent” (or TCE) rates, which represent net revenues divided by revenue days.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of offhire days during the period associated with major repairs, drydockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue yet is not employed, are included in revenue days. We use revenue days to explain changes in our net revenues between periods.
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
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:
•
Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. To date, we have acquired six Suezmax tankers and two Aframax tankers from Teekay. These acquisitions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting our financial statements, for periods prior to the date the interests in these vessels were actually acquired by us, are recast to include the results of these acquired vessels. The periods recast include all periods that we and the acquired vessels were both under common control of Teekay and had begun operations. As a result, our statements of income for the years ended December 31, 2010, 2009, and 2008 reflect the financial results of the six Suezmax tankers and two Aframax tankers for the periods under common control of Teekay prior to the acquisition of the vessels by us, and such results for such periods are collectively referred to as the Dropdown Predecessor.

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

•
Our vessel operating expenses are facing industry-wide cost pressures. The oil shipping industry is experiencing a global manpower shortage due to growth in the world fleet. This shortage resulted in significant crew wage increases during 2008, to a lesser degree in 2009 and during the first half of 2010. We expect that going forward there will be more upward pressure on crew compensation which will result in higher manning costs as we keep pace with market conditions. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational costs are inevitable.

•
The amount and timing of drydockings of our vessels can significantly affect our revenues between periods. Our vessels are normally offhire when they are being drydocked. Three and six of our vessels were drydocked during 2010 and 2009, respectively. The total number of days of offhire relating to drydocking during the years ended December 31, 2010, 2009 and 2008 were 128 days, 196 days, and 227 days, respectively. As a result of including the financial results of the Dropdown Predecessor, the total number of days of offhire relating to drydocking increased by nil days, 47 days, and 26 days, for the years ended 2010, 2009 and 2008, respectively. For our existing fleet, there are no drydockings scheduled during 2011.

Results of Operations
In accordance with GAAP, we report gross revenues in our consolidated income statements and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.
Year Ended December 31, 2010 versus Year Ended December 31, 2009
The following table presents our operating results for the years ended December 31, 2010 and 2009 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Years Ended December 31,
(in thousands of U.S. dollars, except percentages)	2010	2009	% Change

Revenues	134,182	159,690	-16.0%
Interest income from investment in term loans	5,297	—	—
Less: Voyage expenses	(2,544)	(5,452)	-53.3%

Net revenues	136,935	154,238	-11.2%

Vessel operating expenses	44,453	46,644	-4.7%
Depreciation and amortization	45,455	45,158	0.7%

	Years Ended December 31,
(in thousands of U.S. dollars, except percentages)	2010	2009	% Change

General and administrative	9,789	11,800	-17.0%
Loss on sale of vessels	1,864	—	—

Income from vessel operations	35,374	50,636	-30.1%

Interest expense	(7,513)	(12,082)	-37.8%
Interest income	97	70	38.6%
Realized and unrealized gain (loss) on derivative instruments	(10,536)	4,310	-344.5%
Other (expense) income — net	(1,113)	(850)	30.9%

Net income	16,309	42,084	-61.2%

Tanker Market
Average crude tanker freight rates during the fourth quarter of 2010 remained weak, despite relatively strong tanker demand. This was primarily the result of an oversupply of vessels, caused by a net fleet growth during 2010 and compounded by the return of vessels previously used for temporary floating storage. This imbalance between tanker supply and demand prevented the typical winter rally in rates from occurring, although a short-lived strengthening of rates was experienced towards the end of the quarter when cold winter weather in Europe and North America led to an increase in both oil demand and weather related transit delays. In the first quarter of 2011, tanker rates have remained at relatively weak levels. Rising bunker fuel prices during the fourth quarter of 2010 and continuing into 2011 have adversely impacted spot tanker earnings.
During 2010, the world tanker fleet grew by 19.7 million deadweight tones (mdwt), or approximately 4.6 percent, compared to 28.8 mdwt, or 7.1 percent, in 2009. A total of 41.2 mdwt of new vessel capacity was delivered into the fleet, partially offset by tanker removals which increased to 21.4 mdwt in 2010, the highest annual figure since 2003, primarily due to the regulatory phase-out of single-hull tankers and the conversion of tankers for use in dry bulk or offshore projects. The tanker delivery schedule for 2011 is similar to 2010. However, with the phase-out of single-hull tankers now largely complete, the scope for scrapping in 2011 is expected to focus on first generation double-hull tankers, which face increasing age discrimination from customers.
Global oil demand in 2010 grew by 2.8 million barrels per day (mb/d), or 3.3 percent, the highest figure since 2004. As a result, 2010 tanker demand is estimated to have grown by approximately 7 percent. In January 2011, the International Monetary Fund (IMF) raised its forecast for 2011 global economic growth to 4.4 percent, up from 4.2 percent previously, based on strength in developing and emerging economies. As a result, the International Energy Agency (IEA) has raised its global oil demand forecast for 2011 to 89.3 mb/d, an increase of 1.5 mb/d, or 1.7 percent, from 2010.
Fleet and TCE Rates
As at December 31, 2010, we owned nine Aframax-class and six Suezmax-class tankers. The financial results of the Dropdown Predecessor relating to the Kaveri Spirit, Yamuna Spirit, Iskmati Spirit, and Ashkini Spirit have been included, for accounting purposes, in our results as if the vessels were acquired on August 1, 2007 and the Dropdown Predecessor relating to the Helga Spirit and Esther Spirit have been included in our results as if the vessels were acquired on January 7, 2005 and July 30, 2004, respectively. These dates represent when the Dropdown Predecessor was acquired and began operations as conventional tankers for Teekay. The Kaveri Spirit, Yamuna Spirit, and the Helga Spirit were acquired in April 2010 and in May 2010, respectively, and the Esther Spirit and Iskmati Spirit were acquired in November 2010. The inclusion of the financial results of the aforementioned vessels excluding the Ashkini Spirit impacts the years ended December 31, 2010 and 2009, respectively, and the inclusion of the Ashkini Spirit only impacts the year ended December 31, 2009. Please read Note 1 to our consolidated financial statements included in this Annual Report.
As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and offhire bunker expenses. The following table outlines the average TCE rates earned by vessels for the years ended December 31, 2010 and 2009:

	Year Ended December 31, 2010			Year Ended December 31, 2009
			Average TCE			Average TCE
		Revenue	per Revenue		Revenue	per Revenue
	Net Revenues(1)	Days	Day(1)	Net Revenues(2)	Days	Day
	(in thousands)			(in thousands)

Voyage-charter contracts — Aframax	$21,335	1,246	$17,118	$24,440	1,424	$17,165
Voyage-charter contracts — Suezmax	26,656	1,090	24,465	47,343	1,754	26,986
Time-charter contracts — Aframax	57,182	2,239	25,544	70,529	2,348	30,037
Time-charter contracts — Suezmax	30,741	1,095	28,076	16,973	429	39,564

Total	$135,914	5,670	$23,971	$159,285	5,955	$26,747

(1)	Excludes a total of $2.9 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.4 million in offhire bunker and other expenses.

(2)	Excludes a total of $3.8 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.3 million in offhire bunker and other expenses.

Net Revenues. Net revenues decreased to $136.9 million for the year ended December 31, 2010, compared to $154.2 million for 2009, primarily due to:
•
a net decrease of $5.8 million resulting from the employment of the Erik Spirit, Helga Spirit and Matterhorn Spirit on voyage-charters in 2010 instead of time-charters in 2009, resulting from lower average TCE rates earned by these vessels in 2010 compared to 2009;

•	a decrease of $5.1 million resulting from the extensions of existing time-charters for the Everest Spirit and Nassau Spirit during 2010 at lower average TCE rates in 2010 compared to 2009;
•	decreases of $4.5 million and $2.3 million as a result of the sales of the Falster Spirit and Sotra Spirit, respectively, during 2010;
•
a decrease of $4.4 million from a decrease in average TCE rates earned by our Suezmax vessels operating on spot-market-based voyage charters, resulting from the relatively weaker spot markets in 2010 compared to 2009;

•
a net decrease of $2.7 million resulting from the employment of the Narmada Spirit on time-charter contract in 2010 at a lower average TCE rate than the average TCE rate earned when on voyage-charter in 2009;

•	a decrease of $2.4 million relating to lower profit-share amounts earned by the three applicable Suezmax tankers compared to 2009;
•	a decrease of $1.1 million resulting from fewer revenue days in 2010 from the Erik Spirit and Matterhorn Spirit which had drydockings and related repositioning days in 2010; and
•	a decrease of $1.1 million relating to the lower revenues associated with the various employments of voyage-charters and time-charters associated with the Esther Spirit in 2010 compared to 2009;
partially offset by
•	an increase of $5.3 million resulting from interest income from an investment in term loans of $115 million we made in July, 2010. This investment earns an annual yield of approximately 10 percent;
•
an increase of $4.8 million resulting from more revenue days in 2010 from the Esther Spirit, Everest Spirit, Helga Spirit, Kanata Spirit, Kareela Spirit, and Kyeema Spirit which had drydockings and related repositioning days in 2009;

•
a net increase of $1.1 million resulting from the employment of the Yamuna Spirit on time-charters in 2010 at higher average TCE rates compared to average TCE rate the vessel earned from voyage charter during 2009; and

•	an increase of $0.9 million resulting from lower pool management fees and commissions for vessel commercial management.
Vessel Operating Expenses. Vessel operating expenses decreased to $44.5 million for the year ended December 31, 2010, compared to $46.6 million for 2009, primarily due to net decreases in operating expenses relating to the Falster Spirit and the Sotra Spirit which were sold in April and August 2010, respectively, and a reduction in repairs and maintenance expenses in 2010 compared to 2009.
Depreciation and Amortization. Depreciation and amortization increased to $45.5 million for the year ended December 31, 2010, compared to $45.2 million for 2009, primarily due to the additional amortization of capitalized drydocking expenditures relating to the three drydockings in 2010, partially offset by the depreciation reduction related to the sales of the Falster Spirit and the Sotra Spirit in 2010.
General and Administrative Expenses. General and administrative expenses were $9.8 million for the year ended December 31, 2010, compared to $11.8 million for 2009, primarily as a result of lower general and administrative expenses attributable to the Dropdown Predecessor in these respective periods.
Interest Expense. Interest expense was $7.5 million and $12.1 million, respectively, for the years ended December 31, 2010 and 2009. The change in interest expense was primarily due to:
•
a decrease in the debt balance of the Dropdown Predecessor from Teekay Corporation, combined with the decrease in associated interest rates, resulted in a decrease of $4.0 million in 2010 compared to 2009; and

•	a decrease in the LIBOR rates which resulted in a decrease of $1.2 million in 2010 compared to 2009;
partially offset by
•	an increase in the weighted average loan balances outstanding in 2010 compared to 2009 which resulted in a $0.4 million increase in interest expense in 2010 compared to 2009; and
•	an increase of $0.3 million relating to loan fees and amortization due to the prepayment of $13.1 million of our term loan in 2010 compared to 2009.
Realized and unrealized gain (loss) on interest rate swaps. We have not designated, for accounting purposes, our interest rate swaps as a cash flow hedge of our U.S. Dollar LIBOR-denominated borrowings, and as such, the realized and unrealized changes in the fair value of the swaps are reflected in a separate line item in our consolidated statements of income. The change in the fair value of the interest rate swaps resulted in net realized and unrealized losses of $5.6 million and $4.9 million, respectively, for the year ended December 31, 2010 compared to net realized and unrealized (losses) gains of ($4.7) million and $9.0 million for the year ended December 31, 2009.
Net Income. As a result of the foregoing factors, net income was $16.3 million and $42.1 million, respectively, for the years ended December 31, 2010 and 2009.

Year Ended December 31, 2009 versus Year Ended December 31, 2008
The following table presents our operating results for the years ended December 31, 2009 and 2008 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Years Ended December 31,
(in thousands of U.S. dollars, except percentages)	2009	2008	% Change

Revenues	159,690	251,883	-36.6%
Voyage expenses	(5,452)	(8,650)	-37.0%

Net revenues	154,238	243,233	-36.6%

Vessel operating expenses	46,644	48,738	-4.3%
Depreciation and amortization	45,158	43,606	3.6%
General and administrative	11,800	13,288	-11.2%

Income from vessel operations	50,636	137,601	-63.2%

Interest expense	(12,082)	(31,556)	-61.7%
Interest income	70	475	-85.3%
Realized and unrealized gain (loss) on derivative instruments	4,310	(16,232)	-126.6%
Other (expense) income — net	(850)	(543)	56.5%

Net income	42,084	89,745	-53.1%

Fleet and TCE Rates
As at December 31, 2009, we owned nine Aframax-class and six Suezmax-class tankers. The financial results of the Dropdown Predecessor relating to the Kaveri Spirit, Yamuna Spirit, Iskmati Spirit, Ashkini Spirit, Ganges Spirit and Narmada Spirit have been included, for accounting purposes, in our results as if the vessels were acquired on August 1, 2007 and the Dropdown Predecessor relating to the Helga Spirit and Esther Spirit have been included in our results as if the vessels were acquired on January 7, 2005 and July 30, 2004, respectively. These dates represent when the Dropdown Predecessor was acquired and began operations as conventional tankers for Teekay. The Kaveri Spirit, Yamuna Spirit, and Helga Spirit were acquired in April 2010 and May 2010, respectively, and the Esther Spirit and Iskmati Spirit were acquired in November 2010. Please read Note 1 to our consolidated financial statements included in this Annual Report.
In 2009, TCE rates were calculated as net revenue per revenue day before external broker commissions, related-party pool management fees and pool commissions, and offhire bunker expenses. We now calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and offhire bunker expenses, and we have appropriately adjusted the 2009 and 2008 TCE rates to conform to this change.
The following table outlines the average TCE rates earned by vessels for the years ended December 31, 2009 and 2008:

	Year Ended December 31, 2009			Year Ended December 31, 2008
			Average TCE			Average TCE
		Revenue	per Revenue		Revenue	per Revenue
	Net Revenues(1)	Days	Day(1)	Net Revenues(2)	Days	Day(2)
	(in thousands)			(in thousands)

Voyage-charter contracts — Aframax	$24,440	1,424	$17,165	$73,028	1,783	$40,958
Voyage-charter contracts — Suezmax	47,343	1,754	26,986	98,939	1,747	56,627
Time-charter contracts — Aframax	70,529	2,348	30,037	64,593	2,099	30,773
Time-charter contracts — Suezmax	16,973	429	39,564	12,400	365	33,973

Total	$159,285	5,955	$26,747	$248,960	5,994	$41,533

(1)	Excludes a total of $3.8 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.3 million in offhire bunker and other expenses.

(2)	Excludes a total of $5.5 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.2 million in offhire bunker and other expenses.
Net Revenues. Net revenues decreased to $154.2 million for the year ended December 31, 2009, compared to $243.2 million for 2008, primarily due to:
•	a decrease of $51.8 million from a decrease in average TCE rates earned by our Suezmax vessels operating on spot-market-based voyage charters, resulting from weaker spot markets in 2009;
•	a decrease of $42.4 million from a decrease in average TCE rates earned by our Aframax vessels operating on spot-market-based voyage charters, resulting from weaker spot markets in 2009;
•	a decrease of $5.4 million resulting from the extensions of existing time-charters for the Everest Spirit and Nassau Spirit at lower rates during 2009;
•
a decrease of $5.2 million resulting from fewer revenue days in 2009 from the Esther Spirit, Everest Spirit, Helga Spirit, Kanata Spirit, Kareela Spirit, and Kyeema Spirit which had drydockings and related repositioning days in 2009;

•	a decrease of $1.6 million resulting from the Matterhorn Spirit time-charter expiring and it resuming spot-market-based voyage charter employment;
•	a decrease of $1.4 million resulting from the employment of the Yamuna Spirit on time-charter employment instead of voyage-charter in 2009; and
•	a decrease of $1.1 million resulting from lower offhire bunker expense;
partially offset by
•	an increase of $15.5 million resulting from the employment of the Kareela Spirit and Kyeema Spirit on time-charters instead of voyage-charter in 2009;
•	an increase of $2.7 million relating to the Ganges Spirit profit-sharing amount recognized in 2009 over the $1.0 million recognized in 2008; and
•	an increase of $1.7 million resulting from lower pool management fees and commissions for vessel commercial management.
Vessel Operating Expenses. Vessel operating expenses decreased to $46.6 million for the year ended December 31, 2009, compared to $48.7 million for 2008, primarily due to a reduction in repairs and maintenance expenses in 2009 compared to 2008.
Depreciation and Amortization. Depreciation and amortization increased to $45.2 million for the year ended December 31, 2009, compared to $43.6 million for 2008, primarily due to the additional amortization of capitalized drydocking expenditures relating to the six drydockings in 2009 compared to four drydockings in 2008.
General and Administrative Expenses. General and administrative expenses were $11.8 million for the year ended December 31, 2009, compared to $13.3 million for 2008. The change in general and administrative expenses was primarily due to:
•	no performance fee expense was incurred in 2009 compared to $1.4 million of performance fee expenses that were recognized for the year ended December 31, 2008; and
•	a decrease of $0.5 million in general and administrative expenses attributable to the Dropdown Predecessor in 2009 compared to 2008;
partially offset by
•	an increase of $0.4 million in corporate expenses incurred during 2009 compared with 2008.
Interest Expense. Interest expense was $12.1 million and $31.6 million, respectively, for the years ended December 31, 2009 and 2008. The change in interest expense was primarily due to a decrease of $14.8 million attributable to the Dropdown Predecessor in 2009 compared to 2008 and a lower average debt balance outstanding resulting from annual loan repayments of $3.6 million and loan prepayments of $20.0 million made on our revolving credit facility and a decrease in average interest rates on the outstanding loan balance during 2009 compared to 2008.
Realized and unrealized gain (loss) on interest rate swaps. We have not designated, for accounting purposes, our interest rate swap as a cash flow hedge of our U.S. Dollar LIBOR-denominated borrowings, and as such, the realized and unrealized changes in the fair value of the swap are reflected in a separate line item in our consolidated statements of income. The change in the fair value of the interest rate swap resulted in an unrealized gain of $9.0 million and a realized loss of $4.7 million for the year ended December 31, 2009 compared to unrealized and realized losses of $14.2 million and $2.0 million, respectively, for the year ended December 31, 2008.
Net Income. As a result of the foregoing factors, net income decreased to $42.1 million for 2009, from $89.7 million for 2008.
Liquidity and Capital Resources
Liquidity and Cash Needs
Our short-term liquidity requirements are for the payment of operating expenses, drydocking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. As at December 31, 2010, our total cash and cash equivalents was $12.5 million. Our total liquidity, including cash and undrawn credit facilities, was $186.7 million as at December 31, 2010, compared to $134.1 million as at December 31, 2009. As a result of our acquisition of the five vessels from Teekay during 2010, the amount available to be drawn on our revolving credit facility increased by approximately $215 million. We used some of our liquidity to purchase vessels, invest in our two term loans collateralized by two VLCCs, and fund our payment to a joint venture during 2010. Total liquidity increased from $186.7 million as at December 31, 2010 to approximately $295 million as at March 1, 2011, primarily as a result of our February, 2011 follow-on equity offering, which provided us with net proceeds of $107.6 million, including net proceeds received upon the exercise of the underwriters’ over-allotment option in full. We believe that our working capital is sufficient for our present requirements.
Our spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

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
On April 9, 2010, we completed a public follow-on offering of 8.8 million Class A common shares (including 1.1 million common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.25 per share, for gross proceeds of $107.5 million. Concurrent with the public offering, we issued 2.6 million unregistered shares of Class A common stock to Teekay at a price of $12.25 per share. We used the net proceeds of $134.9 million from the follow-on public offering and concurrent private placement, the net proceeds of $17.3 million from the sale of the Falster Spirit, $9.5 million of our working capital and $7.0 million drawing on our revolving credit facility to finance the vessel acquisitions of Helga Spirit, Kaveri Spirit and Yamuna Spirit for approximately $168.7 million.
On October 6, 2010, we completed a public follow-on offering of 8.6 million Class A common shares (including 395,000 common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $12.15 per share, for total gross proceeds of $104.4 million. We used part of the net proceeds of $99.6 million from the follow-on public offering to repay a portion of our outstanding debt under a term loan in October 2010.
On February 6, 2011, we completed a public follow-on offering of 9.9 million Class A common shares (including 1.3 million common shares issued upon the partial exercise of the underwriter’s overallotment option) at a price of $11.33 per share, for total gross proceeds of $112.1 million. We used the net proceeds of $107.6 million from the follow-on public offering to repay approximately $103 million of outstanding debt under our revolving credit facility.
As at December 31, 2010, our revolving credit facility provided for borrowings of up to $616.5 million, of which $174.2 million was undrawn. The amount available under this revolving credit facility decreases by $33.9 million semi-annually commencing in late 2012 and the credit facility matures in 2017. Borrowings under this facility bear interest at LIBOR plus a margin and may be prepaid at any time in amounts of not less than $5.0 million. One of our Aframax tankers was financed with a term loan which bears interest at a rate of 4.06%. As of December 31, 2010, the balance of this term loan was $11.7 million, after a $13.1 million repayment on the term loan that was collateralized by the Matterhorn Spirit. As a result of this repayment, the quarterly principal payments under the term loan reduced to $0.45 million from the fourth quarter 2010 onwards. Please read Note 7 to our consolidated financial statements included in this Annual Report.
As of December 31, 2010, our vessel financings were collateralized by all of our vessels. The term loan and our revolving credit facility contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from:
•	incurring or guaranteeing additional indebtedness;
•	making certain negative pledges or granting certain liens; and
•	selling, transferring, assigning or conveying assets.
In addition, our revolving credit facility contains covenants that require us to maintain a minimum liquidity (i.e., cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of a minimum of $35.0 million and at least 5.0% of our total debt. The term loan requires that certain of our subsidiaries maintain a minimum hull coverage ratio of 115% of the total outstanding balance for the facility period. As at December 31, 2010, we were in compliance with all of our covenants under our credit facilities.
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
We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use this financial instrument for trading or speculative purposes. Please read “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
As described under “Item 4B. Business Overview—Regulations—Environmental Regulation—Other Environmental Initiatives,” passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
	2010	2009

Net cash flow from operating activities	58,391	91,825
Net cash flow from (used in) financing activities	39,889	(102,996)
Net cash flow used in investing activities	(96,262)	(5,095)
Operating Cash Flows
Net cash flow from operating activities decreased to $58.4 million in 2010, from $91.8 million in 2009, primarily due to a decrease in average TCE rates per day earned by our spot and time-charter vessels during 2010 compared to 2009, and the timing of our cash receipts and payments. Net cash flow from operating activities primarily depends upon the timing and amount of drydocking expenditures, repairs and maintenance activity, vessel additions and dispositions, changes in interest rates, fluctuations in working capital balances and spot market tanker rates. The number of vessel drydockings tends to vary between periods. In 2010, three of our vessels were drydocked compared to six vessels in 2009. During the year ended December 31, 2010, there were 128 offhire days associated with drydocking and related repositioning time compared to 196 offhire days in the same period in 2009.
Financing Cash Flows
Net cash flow from financing activities increased to $39.9 million in 2010 compared to an outflow of $103.0 million in 2009. The significant financing activities that increased cash flows during the year ended December 31, 2010 include: $185.0 million in proceeds from long-term debt received in the year ended December 31, 2010; an increase of $137.8 million in net proceeds from the follow-on offerings in 2010 totaling of 20.0 million Class A common shares issued compared to the follow-on offering of 7.0 million Class A common shares issued in 2009, an increase of $25.5 million attributable to the Dropdown Predecessor in the year ended December 31, 2010 compared to the same period in 2009; partially offset by an increase of $187.2 million in outflows due to vessel acquisitions from Teekay Corporation in 2010 compared to 2009.
During the year ended December 31, 2010, we repaid $3.2 million and prepaid $13.1 million of our term loan. We also prepaid $20.0 million of indebtedness under our revolving credit facility in 2010. For the year ended December 31, 2009, we repaid $3.6 million of our term loan, and prepaid $20.0 million of indebtedness under our revolving credit facility.
We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors. For the year ended December 31, 2010, we paid cash dividend of $55.2 million or $1.28 per share, compared to cash dividends paid for the year ended December 31, 2009 of $50.4 million or $1.86 per share.
Investing Cash Flows
Net cash outflow from investing activities was $96.3 million for the year ended December 31, 2010, compared to a net cash outflow of $5.1 million in the prior year. The increase in cash outflows was mainly attributable to our investment in term loans of $115.6 million and an advance to our joint venture of $9.8 million. The increase is partially offset by the total gross proceeds of $35.4 million from the sales of the Falster Spirit and the Sotra Spirit. During the year ended December 31, 2010, we incurred $6.3 million in vessel upgrade and equipment expenditures compared to $5.1 million in 2009.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2010:

			2012	2014
			and	and	Beyond
(in millions of U.S. dollars)	Total	2011	2013	2015	2015
U.S. Dollar-Denominated Obligations
Long-term debt (1)	454.0	1.8	3.6	66.8	381.8
Technical vessel management and administrative fees	54.5	4.5	9.1	9.1	31.8
Newbuilding installments (2)	39.2	—	39.2	—	—

Total	547.7	6.3	51.9	75.9	413.6

(1)
Excludes expected interest payments of $4.4 million (2011), $8.5 million (2012 and 2013), $7.9 million (2014 and 2015) and $4.5 million (beyond 2016). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus a margin of 0.60% at December 31, 2010 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
We have a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at December 31, 2010, the remaining commitments on the vessel, excluding capitalized interest and other miscellaneous construction costs, totaled $78.4 million of which our share is $39.2 million. Please read “Note 11. Loan to Joint Venture” to our consolidated financial statements included in this Annual Report.

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
Revenue Recognition
Description. We recognize voyage revenue using the percentage of completion method. Under such method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In other words, voyage revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for the next voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.
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
Judgments and Uncertainties. Amortization of capitalized drydock expenditures requires us to estimate the period of the next drydocking. While we typically drydock each vessel every 2.5 to 5 years, we may drydock the vessels at an earlier date. The actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.
Effect if Actual Results Differ from Assumptions. If we change our estimate of the next drydock date we will adjust our annual amortization of drydocking expenditures. If we consider a vessel or equipment to be impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation expense than before the vessel impairment.

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
Judgments and Uncertainties. The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our reporting unit with goodwill was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon existing contracts, future spot tanker market rates, historical experience, financial forecasts and industry trends and conditions.
Effect if Actual Results Differ from Assumptions. As of December 31, 2010, we had one reporting unit with $13.3 million of goodwill attributable to it. The fair value of this reporting unit exceeds its carrying value by approximately $225 million at December 31, 2010. As of the date of this filing, we do not believe that there is a reasonable possibility that the goodwill attributable to this reporting unit might be impaired within the next year. However, certain factors that impact this assessment are inherently difficult to forecast and as such we cannot provide any assurances that an impairment will or will not occur in the future. Such factors that could negatively impact the fair value of the reporting unit include fluctuations in discount rates, weaker tanker markets and fleet growth assumptions not being realized. An assessment for impairment involves a number of assumptions and estimates that are based on factors that are beyond our control. These are discussed in more detail in the “Forward-Looking Statement” discussion on pages five and six of this document.
Recent Accounting Pronouncements
In January 2010, we adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC 810), Consolidations that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether a company is such a primary beneficiary. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have a material impact on our consolidated financial statements.
In July 2010, the FASB issued an amendment to FASB ASC 310, Receivables, that requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. See Note 1 of the notes to the consolidated financial statements.
Item 6. Directors, Senior Management and Employees
Our board of directors and executive officers oversee and supervise our operations. Subject to this oversight and supervision, our operations are managed generally by our Manager. Upon the closing of our initial public offering, we entered into (a) the long-term Management Agreement pursuant to which our Manager and its affiliates provide to us commercial, technical, administrative and strategic services, (b) a revenue sharing pool agreement with Teekay Corporation and Teekay Chartering Limited, a subsidiary of Teekay Corporation, pursuant to which Teekay Chartering Limited commercially manages the Teekay Pool by providing chartering and marketing services for all participating tankers, and (c) a revenue sharing pool agreement with Teekay Corporation, Gemini Tankers, a subsidiary of Teekay Corporation, and other third party vessel owners, pursuant to which Gemini Tankers commercially manages the Gemini Pool by providing chartering and marketing services for all participating tankers. Please read “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions” for descriptions of these agreements.
Effective April 1, 2011, Bruce Chan assumed the position of Chief Executive Officer of Teekay Tankers Ltd. Bjorn Moller, who served as Chief Executive Officer of Teekay Tankers Ltd. since October 2007, stepped down effective April 1, 2011. Mr. Moller remains a director of Teekay Tankers Ltd.
Our Chief Executive Officer, Bruce Chan, and our Chief Financial Officer, Vincent Lok, allocate their time between managing our business and affairs directly as such officers, and indirectly as officers of our Manager, and the business and affairs of Teekay Corporation, for which they also serve as the President of Teekay Tanker Services division and Executive Vice President and Chief Financial Officer, respectively. The amount of time Messrs. Chan and Lok allocate among our business and the businesses of Teekay Corporation, our Manager and other subsidiaries of Teekay Corporation varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.
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

Directors and Executive Officers of Teekay Tankers Ltd.
The following table provides information about the directors and executive officers of Teekay Tankers Ltd. Directors are elected for one-year terms. The business address of each of our directors and officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Ages of the directors and executive officers are as of March 31, 2011.

Name	Age	Position

C. Sean Day	61	Chairman of the Board of Directors (1)

Bruce Chan	38	Chief Executive Officer — effective April 1, 2011

Vincent Lok	43	Chief Financial Officer

Richard J.F. Bronks	45	Director (2)

Peter Evensen	52	Director

William Lawes	67	Director (2)

Bjorn Moller	53	Director (3)

Richard T. du Moulin	64	Director (2)

(1)	Member of Nominating and Governance Committee

(2)	Member of Audit Committee, Conflicts Committee, and Nominating and Governance Committee.

(3)	Mr. Moller served as Chief Executive Officer of Teekay Tankers Ltd. for the period covered by this Annual Report.
Certain biographical information about each of these individuals is set forth below.
C. Sean Day has served as Chairman of the Board of Teekay Tankers Ltd. since it was formed in October 2007. He also serves as Chairman of our Manager. Mr. Day has served as Chairman of the Board for Teekay Corporation since September 1999. He also serves as Chairman of Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) and Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publicly held partnership controlled by Teekay Corporation). From 1989 to 1999, Mr. Day was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to that, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation, and as Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay Corporation’s largest shareholder, to oversee its investments, including that in the Teekay group of companies.
Bruce Chan became Chief Executive Officer of Teekay Tankers Ltd. on April 1, 2011, having joined Teekay in 1995 and been appointed to his most recent role as President, Teekay Tanker Services (TTS) in April 2008. As Chief Executive Officer of Teekay Tankers Ltd. and President of TTS, Mr. Chan leads a global network of commercial offices in Asia, Europe and North America, with the responsibility of marketing Teekay’s fleet of conventional tankers. Prior to his most recent appointments, Mr. Chan was already a member of Teekay Corporation’s Senior Leadership Team, serving as Executive Vice President of Corporate Resources, responsible for Human Resources, Corporate Communications & Marketing, Corporate Services, and Information Technology. Since joining the company in 1995, he has held senior roles in Teekay’s Finance and Strategic Development groups, including managing several of the company’s strategic acquisitions. He has also previously served as Director, Strategic Development in TTS. Prior to joining Teekay, he was a Chartered Accountant with Ernst & Young. Mr. Chan also holds a MBA and is a Chartered Financial Analyst.
Vincent Lok has served as Chief Financial Officer of Teekay Tankers Ltd. since October 2007. Mr. Lok has served as Teekay Corporation’s Executive Vice President and Chief Financial Officer since July 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in March 2002 and Senior Vice President and Treasurer in February 2004. He was subsequently appointed Senior Vice President and Chief Financial Officer in November 2006. Mr. Lok also serves as the Chief Financial Officer of our Manager. Prior to joining Teekay Corporation, Mr. Lok worked in the Vancouver, Canada, audit practice of Deloitte & Touche LLP.
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
Peter Evensen was appointed Executive Vice President and a Director of Teekay Tankers Ltd. in October 2007. On March 31, 2011 he resigned from the position of Executive Vice President of Teekay Tankers Ltd. but remains a Director of the company. On April 1, 2011, Mr. Evensen became President and Chief Executive Officer of Teekay Corporation and also became a member of the Board of Directors of Teekay Corporation. He also serves as Chief Executive Officer, Chief Financial Officer and director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. He joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President of Teekay Corporation in February 2004. Mr. Evensen has over 25 years experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

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
Bjorn Moller served as Teekay Tankers’ Chief Executive Officer from October 2007 until March 31, 2011. He continues to serve as a Director of Teekay Tankers Ltd. Mr. Moller also served as the President and Chief Executive Officer of Teekay Corporation from April 1998 until March 31, 2011 and continues to serve as a Director of Teekay Corporation. Mr. Moller has over 25 years experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since 2006 and on the Board of the American Petroleum Institute since 2000. He held senior management positions with Teekay Corporation for more than 15 years, and led Teekay’s overall operations from January 1997, following his promotion to the position of Chief Operating Officer. Prior to that, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities.
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
Directors and Executive Officers of Our Manager
The following table provides information about the directors and executive officers of our Manager. As noted above, our Manager and certain of its wholly owned subsidiaries provide to us commercial, technical, administrative and strategic services pursuant to the Management Agreement. Our Manager was formed, and its directors and executive officers were appointed, in October 2007. Ages of these individuals are as of March 31, 2011.

Name	Age	Position

C. Sean Day	61	Chairman of the Board of Directors

Bruce Chan	38	Chief Executive Officer and Director — effective April 1, 2011

Vincent Lok	43	Chief Financial Officer

Peter Evensen	52	Director

As noted above, the directors and executive officers of our Manager also serve as directors or executive officers of us. The business experience of these individuals is described above.
Compensation of Directors and Senior Management
Executive Compensation
Our executive officers are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or such other subsidiaries, and we reimburse Teekay Corporation for time spent by our executive officers on our management matters following our initial public offering in 2007. This reimbursement is a component of the management fee we pay our Manager, pursuant to the Management Agreement we have with our Manager. The aggregate amount of such reimbursement for the year ended December 31, 2010 was $1,029,163 (2009: $1,183,012; and 2008: $1,183,012).
Compensation of Directors
Officers of us or Teekay Corporation who serve as our directors do not receive additional compensation for their service as directors. Each of our non-management directors receives compensation for attending meetings of the board of directors, as well as committee meetings. Effective January, 2011, non-management directors (excluding the chairman of the board of directors) receive an annual cash fee of $50,000 and an annual award of fully-vested shares of Class A common stock with a value of approximately $70,000. The Chairman of the Board of Directors receives an annual cash fee of $82,500 and an annual award of fully-vested shares of Class A common stock with a value of approximately $82,500. In addition, members of the Audit Committee each receive a committee cash fee of $7,500 per year, and the chair of the Audit Committee receives an additional fee of $5,000 for serving in that role. Members of the Conflicts Committee each receive a committee fee of $7,500 per year, and the chair of the Conflicts Committee receives an additional fee of $5,000 for serving in that role. The chair of the Nominating and Governance Committee receives a fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors and committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.
Our non-management directors received an aggregate of $418,130 in compensation for their service as directors during 2010 (2009- $518,690; 2008- $447,721). In addition, during 2010, we awarded an aggregate of 19,371 (2009: 28,178; and 2008: 13,253) Class A common shares to non-management directors.

Long-Term Incentive Program
We have adopted the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan in which our and our affiliates’ employees, directors and consultants are eligible to participate. The plan provides for the award of restricted stock, restricted stock units, stock options, stock appreciation rights and other stock or cash-based awards. To date, we have satisfied all awards under the plan through open market purchases and deliveries to the grantees, rather than issuing shares from authorized capital. During 2010, 19,371 shares were awarded to non-management directors under the plan. As at December 31, 2010, we had 1,000,000 shares of our Class A common stock reserved for delivery pursuant to awards granted under the plan. To date these have been the only awards under the plan.
Board Practices
Our board of directors (or the Board) currently consists of six members. Directors are appointed to serve until their successors are appointed or until they resign or are removed.
There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.
The Board has determined that each of the current members of the Board, other than C. Sean Day, our Chairman, Peter Evensen, our former Executive Vice President, and Bjorn Moller, a Director and our former Chief Executive Officer, has no material relationship with Teekay Tankers (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers), and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time.
NYSE does not require a company like ours, which is a “foreign private issuer” and of which more than 50% of the voting power is held by another company, to have a majority of independent directors on the board of directors or to establish compensation or nominating/corporate governance committees composed of independent directors.
The Board has adopted our Corporate Governance Guidelines that address, among other things, director qualification standards, director functions and responsibilities, director access to management, director compensation and management succession. This document is available under the “— About Us—Corporate Governance” section of our website (www.teekaytankers.com).
The Board has the following three committees: Audit Committee, Conflicts Committee, and Nominating and Governance Committee. The membership of these committees as of March 1, 2011 and the function of each of the committees are described below. Each of the committees, other than the Nominating and Governance Committee, is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Other Information—Corporate Governance” in the Investor Centre of our Web site at www.teekaytankers.com. During 2010, the Board held nine meetings. Directors attended all meetings. Committee members attended all committee meetings except for two meetings at which one director was absent.
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
As of February 1, 2011, approximately 545 seagoing staff served on our vessels. We employ no seagoing staff directly. Instead, certain subsidiaries of Teekay Corporation employ the crews for all vessels. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries. The salaries and other costs associated with the crews supplied by Teekay Corporation are among the items covered by technical management fees payable by us under the Management Agreement.
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
We believe that Teekay Corporation’s commitment to training is fundamental to the development of the highest caliber of seafarers for marine operations. Teekay Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Corporation has relationships with training institutions in Australia, Canada, Croatia, India, Latvia, Norway, the Philippines, South Africa and the United Kingdom. After receiving formal instruction at one of these institutions, a cadet’s training continues onboard vessels. Teekay Corporation also has a career development plan that was devised to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of March 1, 2011, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person beneficially owns any shares that the person has the right to acquire as of April 30, 2011 (60 days after March 1, 2011) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

Percent of Total
Class A and Class
		Percent of Class A	B
	Class A	Common Stock	Common Stock
Identity of Person or Group	Common Stock	Owned	Owned(1)
All directors and executive officers as a group (7 persons)(1)	278,481	0.6%	0.5%

(1)	Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation. Please read “Item 7. Major Shareholders and Related Party Transactions” for more detail.
Item 7. Major Shareholders and Related Party Transactions
A. Major Shareholders
The following table sets forth information regarding the beneficial ownership, as of March 1, 2011, of our Class A and Class B common stock by each entity or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, an entity or group beneficially owns any shares that the entity or group has the right to acquire as of April 30, 2011 (60 days after March 1, 2011) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

					Percent of Total
					Class A and Class
		Percent of Class		Percent of Class	B
	Class A	A Common Stock	Class B	B Common Stock	Common Stock
Identity of Person or Group	Common Stock	Owned	Common Stock	Owned	Owned
Teekay Corporation(1)	3,612,244	7.3%	12,500,000	100.0%	26.0%
Kayne Anderson Capital Advisors, LP, and Richard A. Kayne, as a group(2)	8,558,458	17.3%	—	—	13.8%

(1)	The voting power represented by shares beneficially owned by Teekay Corporation is 3.7% for Class A common stock, 49.0% for Class B common stock and 52.7% for total Class A and Class B common stock.

(2)
Includes shared voting power and shared dispositive power. Kayne Anderson Capital Advisors, LP, and Richard A. Kayne both have shared voting and dispositive power. The voting power represented by shares beneficially owned by Kayne Anderson Capital Advisors, LP, and Richard A. Kayne, as a group is 17.3% for Class A common stock and 13.8% for total Class A and Class B common stock. Richard A. Kayne is the controlling shareholder of the corporate owner of Kayne Anderson Investment Management, Inc., the general partner of Kayne Anderson Capital Advisors, L.P. This information is based on the Schedule 13G/A filed by this group with the SEC on February 11, 2011.

Our Class B common stock entitles the holder thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum, while our Class A common stock entitles the holder thereof to one vote per share. Except as otherwise provided by the Marshall Islands Business Corporations Act, holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors. Teekay Corporation currently controls all of our outstanding Class B common stock and 3,612,244 shares of our Class A common stock. Because of our dual-class structure, Teekay Corporation may continue to control all matters submitted to our stockholders for approval even if it and its affiliates come to own significantly less that 50% of our outstanding shares of capital stock. Shares of our Class B common stock will convert into shares of our Class A common stock on a one-for-one basis upon certain transfers thereof or if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of our common stock
We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.
B. Related Party Transactions
a)	Contribution, Conveyance and Assumption Agreement

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

Offer by Teekay Corporation to Teekay Tankers of Four Suezmax Tankers

Under the contribution, conveyance and assumption agreement, Teekay Corporation agreed to offer to us the right to purchase from it up to four existing Suezmax tankers at a price equal to their fair market value at the time of the offer. The four vessels are all double-hull crude oil tankers delivered in 2002 and 2003, with capacities ranging from 159,199 to 165,293 dwt. We acquired the four vessels during 2008, 2009, and 2010. In April 2008, we acquired two Suezmax tankers, the Ganges Spirit and the Narmada Spirit, for a total of $186.9 million. In June 2009, we acquired a third Suezmax tanker, the Ashkini Spirit, pursuant to this commitment, for $57.0 million.

We completed the acquisition of the fourth Suezmax tanker, as well as acquiring two Aframax tankers and an additional two Suezmax tankers, during 2010. In April 2010, we acquired two Suezmax tankers, the Kaveri Spirit and the Yamuna Spirit, for a total of $124.2 million. In May 2010, we acquired an Aframax tanker, the Helga Spirit, for $44.5 million. In November 2010, we acquired from Teekay Corporation an Aframax tanker and a Suezmax tanker, the Esther Spirit and the Iskmati Spirit, respectively, for a total of $107.5 million. Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2010 and 2011” and Note 12 to our consolidated financial statements included in this Annual Report.

Business Opportunities

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
b) Teekay Tankers’ Executive Officers and Certain of its Directors
C. Sean Day, the Chairman of our board of directors, is also the Chairman of Teekay Corporation, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publicly held partnership controlled by Teekay Corporation), Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) and our Manager, which is a subsidiary of Teekay Corporation that provides to us pursuant to the Management Agreement substantially all services necessary to support our business. Please read “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement.”
Bjorn Moller, our former Chief Executive Officer and one of our Directors, was also the Chief Executive Officer and is a director of Teekay Corporation during the period covered by this Annual Report. Mr. Moller remains a director of Teekay Tankers Ltd. and Teekay Corporation. He was also a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. during the period covered by this report.
Bruce Chan, our Chief Executive Officer, is also the President of Teekay Tanker Services, the Strategic Business Unit of Teekay that manages the conventional crude oil and product tanker fleets within the Teekay Group.
Vincent Lok, our Chief Financial Officer, is also the Chief Financial Officer of our Manager and the Executive Vice President and Chief Financial Officer of Teekay Corporation.
Peter Evensen, our former Executive Vice President and one of our Directors, is also the Chief Executive Officer and a Director of Teekay Corporation, as well as for each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. He is also a director of our Manager.
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
c) Registration Rights Agreement
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
d) Management Agreement
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
Compensation of the Manager
Management Fee. In return for services under the Management Agreement, we pay our Manager a management fee based on the following components:
•
Commercial services fee. We pay a fee to our Manager for commercial services it provides to us currently equal to 1.25% of the gross revenue attributable to the vessels, on time charter, our Manager commercially manages for us (excluding vessels participating in the Teekay Pool or the Gemini Pool). We paid commercial service fees of $1.0 million for 2010, and $0.9 million for 2009.

•	Technical services fee. We pay a fee to our Manager for technical services and we paid technical services fees of $2.3 million for both 2010 and 2009.

•
Administrative and strategic services fees. We pay fees to our Manager for administrative and strategic services that reimburse our Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. The amount of the profit margin is based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar administrative and strategic services. The transfer pricing study is updated at least annually. We paid administrative and strategic services fees of $2.4 million for both 2010 and 2009.

Performance Fee. In order to provide our Manager with an incentive to increase our Cash Available for Distribution, the Management Agreement also provides for payment to our Manager of a performance fee in certain circumstances, in addition to the basic fees described above. If Gross Cash Available for Distribution (as defined below) for a given fiscal year exceeds $3.20 per share of our outstanding common stock (or the Incentive Threshold), which represents 20% above an annual incentive baseline dividend amount of $2.65 per share (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year), our Manager generally is entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves our board of directors may have taken during the applicable fiscal period that have not already reduced the Cash Available for Distribution. We did not incur any performance fees for 2010 or 2009.
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
e) Pooling Agreements
Teekay Pool
In connection with our initial public offering, we entered into a revenue sharing pool agreement (the Teekay Pooling Agreement) with Teekay Corporation and Teekay Chartering Limited, a subsidiary of Teekay Corporation. Pursuant to the Teekay Pooling Agreement, we and Teekay Corporation have agreed to include in the Teekay Pool all of our and its respective Aframax-class oil tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. As of March 1, 2011, the Teekay Pool consisted of 16 tankers, including four of our tankers. Any Aframax tanker that becomes subject to a time charter with a term of at least 90 days or becomes subject to enforcement action under a ship-mortgage foreclosure or similar proceeding will no longer participate in the Teekay Pool, unless otherwise agreed by Teekay Corporation and us. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a third party who is not a party to the Teekay Pooling Agreement.

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
Upon delivery of each of our vessels to the Teekay Pool, we are required to advance to Teekay Chartering Limited $250,000 for working capital purposes. We may be required to advance additional working capital funds from time to time. Working capital advances will be returned to us when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies. Please read Note 12 to our consolidated financial statements included in this Annual Report.
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
Gemini Pool
Teekay Corporation and certain third party vessel owners and operators are parties to a revenue sharing pool agreement (the Gemini Pooling Agreement) pursuant to which these pool participants have each agreed to procure to include in the pool certain qualifying Suezmax-class crude tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. As of March 1, 2011, the Gemini Pool consisted of 49 tankers, including three of our vessels. A participating Suezmax tanker will no longer participate in the Gemini Pool if it becomes subject to a time charter with a term exceeding one year, unless otherwise agreed by all pool participants. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Gemini Pooling Agreement.
Gemini Tankers, a subsidiary of Teekay Corporation, commercially manages the Gemini Pool by providing chartering and marketing services for all participating vessels. Vessel owners remain responsible for the technical management of their vessels in the Gemini Pool, and our Manager provides these technical services with respect our vessels pursuant to the Management Agreement.
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
Vessel owners advance to Gemini Tankers $200,000 for working capital purposes upon delivery of a vessel to the Gemini Pool and may be required to advance additional working capital funds from time to time. Working capital advances will be returned when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies. Please read Note 12 to our consolidated financial statements included in this Annual Report.

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
Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2010 and 2011” and Note 12 to our consolidated financial statements included in this Annual Report.
Item 8. Financial Information
Consolidated Financial Statements and Notes
Please see Item 18 below for additional information required to be disclosed under this Item.
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
Dividend Policy
Rationale for Our Cash Distribution Policy
Our dividend policy reflects a basic judgment that our stockholders will be better served by our distributing our Cash Available for Distribution rather than retaining it. We believe that we will generally finance any capital expenditures from external financing sources rather than cash flows from operations.
Our board of directors has adopted a dividend policy to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter, subject to any reserves our board of directors may from time to time determine are required. If we declare a dividend in respect of a quarter in which an equity issuance has taken place, we may choose to calculate the dividend per share by dividing our Cash Available for Distribution for this quarter by the weighted-average number of shares outstanding over the quarter and, if required, borrow additional amounts to permit us to pay this dividend amount on each share outstanding at the end of the quarter. Dividends will be paid equally on a per-share basis between our Class A common stock and our Class B common stock. Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by us from Teekay Corporation, prior to their acquisition by us, for the period these vessels were owned and operated by Teekay Corporation.
Limitations on Dividends
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

•
We may lack sufficient cash to pay dividends due to decreases in net revenues or increases in operating expenses, principal and interest payments on outstanding debt, tax expenses, working capital requirements, capital expenditures or other anticipated or unanticipated cash needs.

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

In addition, the performance fee payable to our Manager under the Management Agreement may reduce the amount of dividends to our stockholders in any quarter. Although the performance fee is payable on an annual basis, we accrue any amounts expected to be payable in respect of the performance fee on a quarterly basis. Please read “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement—Performance Fee” for additional information about the performance fee.
Significant Changes
Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2010 and 2011.”
Item 9. The Offer and Listing
Our Class A common stock is listed on the New York Stock Exchange (or NYSE) under the symbol “TNK”. The following table sets forth the high and low closing sales prices for our Class A common stock on the NYSE for each of the periods indicated:

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Years Ended	2010	2009	2008	2007 (1)

High	$13.94	$14.55	$26.14	$22.20
Low	8.61	7.59	4.82	19.50

	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
Quarters Ended	2010	2010	2010	2010	2009	2009	2009	2009

High	$12.64	$13.94	$13.18	$12.57	$9.02	$9.84	$13.99	$14.55
Low	11.85	10.69	10.14	8.61	7.85	7.70	8.64	7.59

	Mar. 31,	Feb. 28,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,
Months Ended	2011	2011	2011	2010	2010	2010

High	$10.86	$12.05	$12.93	$12.34	$12.64	$12.36
Low	9.55	10.56	11.20	11.87	11.85	11.88

(1)	Period beginning December 14, 2007.
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
Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:
a)	Purchase Agreement, dated June 24, 2009, for the purchase of Ashkini Spirit L.L.C (formerly Ingeborg Shipping L.L.C.) between Teekay Tankers Ltd., and Teekay Corporation.

b)
Purchase Agreement dated April 6, 2010 for the purchase of the entire membership interests in Yamuna Spirit L.L.C., Kaveri Spirit L.L.C., and Helga Spirit L.L.C. between Teekay Corporation and Teekay Tankers Ltd. Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2010 and 2011” for a discussion on the Aframax tanker and two Suezmax tankers we acquired from Teekay Corporation in April, 2010.

c)	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Alpha Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch.

d)	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Beta Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch.

e)	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC A Investment L.L.C.

f)	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC B Investment L.L.C.

g)	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd.

h)
Purchase Agreement dated November 1, 2010 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Esther Spirit L.L.C., and Iskmati Spirit L.L.C. Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2010 and 2011” for a discussion on the additional Aframax tanker and Suezmax tanker we acquired from Teekay Corporation in 2010.

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
Material U.S. Federal Income Tax Considerations
The following is a discussion of the material U.S. federal income tax considerations that may be relevant to stockholders. This discussion is based upon provisions of the Internal Revenue Code of 1986, as amended (or the Code), final and temporary regulations thereunder (or Treasury Regulations), court decisions and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Tankers Ltd.
This discussion is limited to stockholders who hold their common stock as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular stockholder in light of the stockholder’s circumstances, or to certain categories of stockholders that may be subject to special tax rules, such as:
•	dealers in securities or currencies,

•	traders in securities that have elected the mark-to-market method of accounting for their securities,

•	persons whose functional currency is not the U.S. dollar,

•	persons holding our common stock as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,

•	certain U.S. expatriates,

•	financial institutions,

•	insurance companies,

•	persons subject to the alternative minimum tax,

•	persons that actually or under applicable constructive ownership rules own 10% or more of our common stock; and

•	entities that are tax-exempt for U.S. federal income tax purposes.
If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your own tax advisor about the U.S. federal income tax consequences of owning and disposing the common stock.
This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each stockholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common stock.
United States Federal Income Taxation of U.S. Holders
As used herein, the term U.S. Holder means a beneficial owner of our common stock that is a U.S. citizen or U.S. resident alien, a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, an estate whose income is subject to U.S. federal income taxation regardless of its source, or a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person.

Distributions
Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain. U.S. Holders that are corporations generally will not be entitled to claim the dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock generally will be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.
Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121-day period beginning 60 days before the date on which the common stock becomes ex-dividend; and (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in tax years beginning after December 31, 2012 will be taxed at ordinary graduated tax rates.
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
Certain U.S. Holders who are individuals, estates or trusts will be subject to a 3.8 percent tax on, among other things, dividends for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common stock.
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
Certain U.S. Holders who are individuals, estates or trusts will be subject to a 3.8 percent tax on, among other things, capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common stock.
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75.0 percent of its gross income is “passive” income; or (ii) at least 50.0 percent of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”
There are legal uncertainties involved in determining whether the income derived from our time chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.
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
If a U.S. Holder has not made a timely QEF election with respect to the first year in the holder’s holding period of our common stock during which we qualified as a PFIC, the holder may be treated as having made a timely QEF election by filing a QEF election with the holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the holder would otherwise recognize if the holder sold the holder’s common stock on the “qualification date”. The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the holder’s holding period of our common stock during which we qualified as a PFIC and the holder did not make the deemed sale election described above, the holder also will be subject to the more adverse rules described below.
A U.S. Holder’s QEF election will not be effective unless we annually provide the holder with certain information concerning our income and gain, calculated in accordance with the Code to be included with the holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.
Taxation of U.S. Holders Making a “Mark-to-Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common stock and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in the holder’s common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.
If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such holder held our common stock and for which (i) we were not a QEF with respect to such holder and (ii) such holder did not make a timely mark-to-market election, such holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s common stock exceeds the holder’s adjusted tax basis in the common stock at the end of the first taxable year for which the mark-to-market election is in effect.
Taxation of U.S. Holders Not Making a Timely QEF or Mark-to-Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark-to-market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any “excess distribution” (i.e., the portion of any distributions received by the Non-Electing Holder on our common stock in a taxable year in excess of 125.0 percent of the average annual distributions received by the Non-Electing Holder in the three preceding taxable years, or, if shorter, the Non-Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the stock. Under these special rules:
•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for the common stock;

•
the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.
If we were treated as a PFIC for any taxable year and a Non-Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step-up in tax basis with respect to such stock. In addition, a U.S. Holder is required to file an annual report with the IRS for each taxable year after 2010 in which we are treated as a PFIC with respect to the U.S. Holder’s common stock.
U.S. Holders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.
Consequences of Possible Controlled Foreign Corporation Classification
If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10 percent or more of the total combined voting power of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50 percent of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation, or a CFC.

CFC Shareholders are treated as receiving current distributions of their shares of certain income of the CFC without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC. In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. Although we do not believe we are or will become a CFC, U.S. persons owning a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.
The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change in the event we become a CFC in the future.
U.S. Return Disclosure Requirements for U.S. Individual Holders
U.S. Individual Holders that hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution, will be subject to additional U.S. return disclosure obligations if the aggregate value of all such assets exceeds $50,000 (and related penalties for failure to disclose). Stockholders are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their ownership of our common stock.
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
Backup Withholding and Information Reporting
In general, payments of distributions or the proceeds of a disposition of common stock to a non-corporate U.S. Holder will be subject to information reporting requirements. These payments to a non-corporate U.S. Holder also may be subject to backup withholding if the non-corporate U.S. Holder:
•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.
Non-U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States, or through a U.S. payor, by certifying their status on IRS Form W-8BEN, W-8ECI or W-8IMY, as applicable.
Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by filing a return with the IRS.
Non-United States Tax Consequences
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
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, drydocking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, British Pound, and Norwegian Kroner. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2010, 2009 or 2008.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.
We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent possible and practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.
The table below provides information about financial instruments as at December 31, 2010 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

								Fair
								Value
								Asset /
	2011	2012	2013	2014	2015	Thereafter	Total	(Liability)	Rate(1)
	(in millions of U.S. dollars, except percentages)

Long-term debt:
Variable rate(2)	—	—	—	—	63.2	379.1	442.3	(389.5)	0.89%
Fixed rate	1.8	1.8	1.8	1.8	1.8	2.7	11.7	(11.3)	4.06%

Interest Rate Swaps:
U.S. Dollar-denominated interest rate swap(2) (3)	—	—	—	—	—	100.0	100.0	(18.3)	5.55%
U.S. Dollar-denominated interest rate swap(2) (3)	—	70.0	—	—	—	—	70.0	(0.3)	0.85%
U.S. Dollar-denominated interest rate swap(2) (3)	—	—	45.0	—	—	—	45.0	(0.2)	1.19%

(1)
Rate refers to the weighted-average effective interest rate for our long-term debt as at December 31, 2010, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt of 0.6%.

(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.

(3)	The average variable rate paid to us under our interest rate swaps is set quarterly at the 3-month LIBOR.
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
Not applicable.
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
We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2010.
During 2010, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
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
Our internal controls were designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal controls over financial reporting include those policies and procedures that: 1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; 2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and our directors; and 3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.
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
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management believes that we maintained effective internal control over financial reporting as of December 31, 2010.
Our independent auditors, Ernst & Young LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.
Item 16A. Audit Committee Financial Expert
The Board of Directors has determined that director and Chair of the Audit Committee, William Lawes, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics
We have adopted Standards of Business Conduct that includes a Code of Ethics for all our employees and directors. This document is available under “About Us—Corporate Governance” from the Home Page of our web site (www.teekaytankers.com). We also intend to disclose, under “About Us—Corporate Governance” in the About Us section of our web site, any waivers to or amendments of our Code of Ethics for the benefit of our directors and executive officers.
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2010 and 2009 was Ernst & Young LLP, Chartered Accountants. The following table shows the fees Teekay Tankers Ltd. paid or accrued for audit and audit-related services provided by Ernst & Young LLP for 2010 and 2009.

Fees (in thousands of U.S. dollars)	2010	2009

Audit Fees(1)	535,000	383,000
Audit-Related Fees(2)	354,000	—

Total	889,000	383,000

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings. Included in audit fees were approximately $189,000 and $93,000 with respect to our equity offerings in 2010, and 2009, respectively. Also included in 2010 audit fees were approximately $40,000 related to additional fees for the 2009 audit, and included in 2009 audit fees were approximately $51,000 related to additional fees for the 2008 audit, respectively.

(2)	Audit-related fees related to the dropdown transactions for vessel acquisitions from Teekay Corporation and the related carve-out audits in 2010, and 2009.
The Audit Committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2010.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Unregistered Sales of Equity Securities and Use of Proceeds
In April 2010, the Company issued 2,612,244 unregistered shares of Class A common stock to Teekay Corporation at a price of $12.25 per share for gross proceeds of approximately $32.0 million, as partial consideration, in connection with the purchase from Teekay Corporation of three vessels. This transaction was exempt from the registration requirements of the Securities Act of 1933, as amended, in reliance upon Section 4(2) of the Securities Act.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:
•
In lieu of obtaining shareholder approval prior to the adoption of equity compensation plans, the board of directors approves such adoption, as permitted by New York Stock Exchange rules for foreign private issuers.

There are no other significant ways in which our corporate governance practices differ from those followed by controlled domestic companies under the listing requirements of the New York Stock Exchange.
Item 17. Financial Statements
Not applicable.

Item 18. Financial Statements
The following financial statements, together with the related reports of Ernst & Young LLP, Independent Registered Public Accounting Firm thereon, are filed as part of this Annual Report:
All schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.
Item 19. Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd. (1)
1.2	Amended and Restated Bylaws of Teekay Tankers Ltd. (1)
4.1	Contribution, Conveyance and Assumption Agreement (1)
4.2	Management Agreement, as amended by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010 and Amendment No. 3 dated as of January 1, 2011
4.3	Gross Revenue Sharing Pool Agreement (1)
4.4	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan (1)
4.5	Agreement dated November 28, 2007, for a U.S. $229,000,000 Secured Revolving Credit Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (1)
4.6	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. (1)
4.7	Purchase Agreement dated April 7, 2008, for the purchase of Ganges Spirit L.L.C (formerly Delaware Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)
4.8	Purchase Agreement dated April 7, 2008, for the purchase of Narmada Spirit L.L.C (formerly Adair Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)
4.9	Purchase Agreement dated June 24, 2009 for the purchase of Ashkini Spirit L.L.C (formerly Ingeborg Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (3)
4.10	Purchase Agreement dated April 6, 2010 between Teekay Corporation and Teekay Tankers Ltd. for the sale and purchase of the entire membership interests in Yamuna Spirit L.L.C., Kaveri Spirit L.L.C., and Helga Spirit L.L.C. (4)
4.11	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Alpha Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch. (5)
4.12	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Beta Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch. (5)
4.13	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC A Investment L.L.C. (5)
4.14	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC B Investment L.L.C. (5)
4.15	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd. (6)
4.16	Purchase Agreement dated November 1, 2010 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Esther Spirit L.L.C., and Iskmati Spirit L.L.C. (7)
8.1	List of Subsidiaries of Teekay Tankers Ltd.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer.
13.1	Teekay Tankers Ltd. Certification of Bruce Chan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Tankers Ltd. Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of Ernst & Young LLP, as independent registered public accounting firm.

(1)
Previously filed as an exhibit to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.

(2)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on May 28, 2008, and hereby incorporated by reference to such Report.

(3)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 30, 2009, and hereby incorporated by reference to such Report.

(4)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on June 1, 2010 and hereby incorporated by reference to such Report.

(5)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 10, 2010 and hereby incorporated by reference to such Report.

(6)	Previously filed as Exhibit 4.11 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.

(7)	Previously filed as Exhibit 4.12 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 12, 2011	TEEKAY TANKERS LTD.
	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
TEEKAY TANKERS LTD.
We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. (the “Company”) as of December 31, 2010 and 2009, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
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
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Tankers Ltd. at December 31, 2010 and 2009, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Teekay Tankers Ltd.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 12, 2011, expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
April 12, 2011	Chartered Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
TEEKAY TANKERS LTD.
We have audited Teekay Tankers Ltd.’s internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Teekay Tankers Ltd.’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying “Management’s Report on Internal Control over Financial Reporting”. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.
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
In our opinion, Teekay Tankers Ltd. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Teekay Tankers Ltd. as of December 31, 2010 and 2009 and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2010 of Teekay Tankers Ltd. and our report dated April 12, 2011 expressed an unqualified opinion thereon.

Vancouver, Canada	/s/ Ernst & Young LLP
April 12, 2011	Chartered Accountants

TEEKAY TANKERS LTD.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
	(note 1)	(note 1)	(note 1)
REVENUES
Time charter revenues ($6.9 million, $13.4 million, and $4.9 million, for 2010, 2009 and 2008, respectively, from affiliates) (note 12a)	86,244	88,057	77,096
Net pool revenues from affiliates (note 12e)	47,914	69,851	164,893
Voyage charter revenues	24	1,782	9,894
Interest income from investment in term loans (note 5)	5,297	—	—

Total revenues	139,479	159,690	251,883

OPERATING EXPENSES
Voyage expenses ($1.0 million, $0.9 million, and $0.8 million for 2010, 2009 and 2008, respectively, from related parties) (note 12c and 12 e)	2,544	5,452	8,650
Vessel operating expenses ($25.1 million, $26.0 million, and $26.2 million for 2010, 2009 and 2008, respectively, from related parties) (notes 12c and 12d)	44,453	46,644	48,738
Depreciation and amortization	45,455	45,158	43,606
General and administrative ($8.0 million, $10.8 million, and $12.4 million for 2010, 2009 and 2008, respectively, from related parties) (notes 12c and 12g)	9,789	11,800	13,288
Net loss on sale of vessels (note 17)	1,864	—	—

Total operating expenses	104,105	109,054	114,282

Income from operations	35,374	50,636	137,601

OTHER ITEMS
Interest expense ($2.3 million, $5.9 million, and $20.7 million for 2010, 2009 and 2008, respectively, from related parties) (note 12h)	(7,513)	(12,082)	(31,556)
Interest income	97	70	475
Realized and unrealized (loss) gain on derivative instruments (note 8)	(10,536)	4,310	(16,232)
Other expenses (note 16)	(1,113)	(850)	(543)

Total other items	(19,065)	(8,552)	(47,856)

Net income	16,309	42,084	89,745

Per common share amounts:
• Basic and diluted (note 15)	$0.37	$1.28	$2.03
• Cash dividends declared	$1.28	$1.86	$2.79
Weighted-average number of Class A and Class B common shares outstanding
• Basic and diluted (note 15)	42,330,038	28,643,836	25,000,000
The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2010	2009
	$	$
	(note 1)	(note 1)
ASSETS
Current
Cash and cash equivalents	12,450	10,432
Pool receivables from affiliates, net (note 12e)	8,606	14,715
Accounts receivable	175	259
Interest receivable on investment in term loans (note 5)	1,811	—
Due from affiliates (notes 12b and 12d)	9,484	128,057
Prepaid expenses	2,492	3,085
Other current assets	146	268

Total current assets	35,164	156,816

Vessels and equipment At cost, less accumulated depreciation of $203.8 million (2009 - $183.0 million)	757,437	825,967
Investment in term loans (note 5)	116,014	—
Loan to joint venture (note 11)	9,830	—
Non-current amounts due from affiliates (notes 12b and 12e)	2,873	2,995
Other non-current assets	1,889	2,779
Goodwill (note 1)	13,310	13,310

Total assets	936,517	1,001,867

LIABILITIES AND EQUITY
Current
Accounts payable	2,124	2,842
Accrued liabilities ($2.2 million and $2.5 million from related parties) (note 6 and 12d)	7,949	10,631
Current portion of long-term debt (note 7)	1,800	5,400
Current portion of derivative instruments (note 8)	4,509	3,865
Deferred revenue	2,028	4,272
Due to affiliates (notes 12b and 12d)	5,841	—
Other current liabilities	277	402

Total current liabilities	24,528	27,412

Long-term debt (note 7)	452,228	568,775
Derivative instruments (note 8)	14,339	10,028
Other long-term liabilities (note 16)	2,733	1,946

Total liabilities	493,828	608,161

Commitments and contingencies (notes 8 and 11)

Equity
Common stock and additional paid-in capital (300 million shares authorized, 39.5 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2010 and 19.5 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2009) (notes 3 and 10)	481,336	246,753
Dropdown Predecessor equity (note 1)	—	187,435
Accumulated Deficit	(38,647)	(40,482)

Total equity	442,689	393,706

Total liabilities and equity	936,517	1,001,867

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009	2008
	$	$	$
	(note 1)	(note 1)	(note 1)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income	16,309	42,084	89,745
Non-cash items:
Depreciation and amortization	45,455	45,158	43,606
Unrealized loss (gain) on derivative instruments	4,955	(9,033)	14,199
Net loss on sale of vessels (note 17)	1,864	—	—
Other	(764)	423	(314)
Change in non-cash working capital items related to operating activities (note 14)	(3,238)	24,678	10,464
Expenditures for drydocking	(6,190)	(11,485)	(11,622)

Net operating cash flow	58,391	91,825	146,078

FINANCING ACTIVITIES
Proceeds from long-term debt	185,000	—	125,000
Repayments of long-term debt	(3,150)	(3,600)	(3,600)
Prepayment of long-term debt	(33,050)	(20,000)	(15,000)
Proceeds from long-term debt of Dropdown Predecessor (note 1)	37,222	257,121	188,208
Prepayment from long-term debt of Dropdown Predecessor (note 1)	(306,169)	(366,719)	(344,972)
Acquisition of Helga Spirit LLC, Yamuna Spirit LLC, Kaveri Spirit LLC, Esther Spirit LLC and Iskmati Spirit LLC from Teekay Corporation	(244,185)	—	—
Acquisition of Ashkini Spirit LLC from Teekay Corporation	—	(57,000)	—
Acquisition of Ganges Spirit LLC and Narmada Spirit LLC from Teekay Corporation	—	—	(113,529)
Contribution (return) of capital from (to) Teekay Corporation to Dropdown Predecessor	128,900	99,649	52,124
Net advances from (to) affiliates	127,982	(27,605)	35,830
Proceeds from issuance of Class A common stock (note 3)	211,978	68,600	—
Repurchase of Class A common stock	—	—	(203)
Shares issuance costs	(9,395)	(3,092)	(1,130)
Debt issuance costs	—	—	(456)
Cash dividends paid	(55,244)	(50,350)	(69,625)

Net financing cash flow	39,889	(102,996)	(147,353)

INVESTING ACTIVITIES
Proceeds from the sale of vessels and equipment	35,396	—	—
Expenditures for vessels and equipment	(6,253)	(5,095)	(6,866)
Advances to joint venture	(9,830)	—	—
Investment in term loans	(115,575)	—	—

Net investing cash flow	(96,262)	(5,095)	(6,866)

Increase (decrease) in cash and cash equivalents	2,018	(16,266)	(8,141)
Cash and cash equivalents, beginning of the year	10,432	26,698	34,839

Cash and cash equivalents, end of the year	12,450	10,432	26,698

Supplemental cash flow information (note 14).
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. dollars, except share amounts)

	STOCKHOLDERS’ EQUITY
		Common Stock and Additional
	Dropdown	Paid-in Capital				Accumulated
	Predecessor	Thousands			Retained	Other
	Equity	of Common			Earnings /	Comprehensive
	(note 1)	Shares	Class A	Class B	(Deficit)	Income	Total
	$	#	$	$	$	$	$
Balance as at December 31, 2007	323,952	25,000	180,790	125	(33,033)	912	472,746

Net income	39,019				50,726		89,745
Effect of other comprehensive income						(912)	(912)

Comprehensive income							88,833
Offering costs from initial public offering			330				330
Net change in parent’s equity from Dropdown Predecessor	(85,246)						(85,246)
Acquisition of Ganges Spirit LLC and Narmada Spirit LLC from Teekay Corporation (note 1)	(106,522)				(7,007)		(113,529)
Purchase of treasury shares		(13)	(203)				(203)
Stock-based compensation		13	203				203
Dividends declared to Teekay Corporation					(37,598)		(37,598)
Dividends declared to other parties					(32,027)		(32,027)

Balance as at December 31, 2008	171,203	25,000	181,120	125	(58,939)	—	293,509

Net income	5,314				36,770		42,084
Net change in parent’s equity from Dropdown Predecessor	99,750				205		99,955
Acquisition of Ashkini Spirit LLC from Teekay Corporation (note 1)	(88,832)				31,832		(57,000)
Proceeds from follow-on issuance of Class A common shares, net of offering costs of $3.1 million (note 3)		7,000	65,508				65,508
Dividends declared to Teekay Corporation					(23,368)		(23,368)
Dividends declared to other parties					(26,982)		(26,982)

Balance as at December 31, 2009	187,435	32,000	246,628	125	(40,482)	—	393,706

Net income	747				15,562		16,309
Net change in parent’s equity from Dropdown Predecessor	129,519						129,519
Proceeds from follow-on issuance of Class A common shares, net of offering costs of $9.4 million (note 3)		19,987	234,583				234,583
Acquisition of Helga Spirit LLC, Yamuna Spirit LLC, and Kaveri Spirit LLC from Teekay Corporation (note 1)	(204,068)				35,384		(168,684)
Acquisition of Esther Spirit LLC, and Iskmati Spirit LLC from Teekay Corporation (note 1)	(113,633)				6,133		(107,500)
Dividends declared to Teekay Corporation					(19,945)		(19,945)
Dividends declared to other parties					(35,299)		(35,299)

Balance as at December 31, 2010	—	51,987	481,211	125	(38,647)	—	442,689

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.
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

Basis of presentation and consolidation principles

During October 2007, Teekay Corporation (Teekay) formed Teekay Tankers Ltd., a Marshall Islands corporation (together with its wholly owned subsidiaries and the Dropdown Predecessor, as described below, collectively the Company), to acquire from Teekay Corporation a fleet of nine double-hull Aframax-class oil tankers in connection with the Company’s initial public offering (or IPO).

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

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period, primarily relating to the reclassification of freight tax liabilities of $1.6 million at December 31, 2009 from accrued liabilities to other long-term liabilities in the consolidated balance sheets, freight tax expenses of $0.8 million and $0.6 million, respectively, for the years ended December 31, 2009 and 2008 from voyage operating expenses to the other items in the consolidated statements of income, and certain crew training expenses of $0.5 million and $0.4 million, respectively, for the years ended December 31, 2009 and 2008 from general and administrative expenses to vessel operating expenses in the consolidated statements of income.

Dropdown predecessor

The Company accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The proceeds paid by the Company over or under Teekay’s historical cost in the vessels is accounted for as a return of capital to or contribution of capital from Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are recast to reflect these vessels and their related operations and cash flows (referred to herein collectively as the Dropdown Predecessor) during the periods under common control of Teekay.

During 2010, the Company acquired five conventional tankers from Teekay. On April 14, 2010, the Company acquired from Teekay its subsidiaries Kaveri Spirit L.L.C and Yamuna Spirit L.L.C., which each own a Suezmax-class tanker, the Kaveri Spirit and Yamuna Spirit, respectively. The April 2010 acquisition included Teekay’s rights and obligations under a time-charter contract on the Yamuna Spirit. On May 11, 2010, the Company acquired from Teekay a third subsidiary, Helga Spirit L.L.C. which owns an Aframax tanker, the Helga Spirit. Immediately preceding the sale of the Helga Spirit L.L.C. to the Company, Teekay contributed its beneficial ownership in the time-charter contract (the Charter) on the Helga Spirit to the Helga Spirit L.L.C. The May 2010 acquisition included Teekay’s rights and obligations under the Charter on the Helga Spirit. On November 8, 2010, the Company acquired from Teekay its subsidiaries Esther Spirit L.L.C and Iskmati Spirit L.L.C., which own an Aframax-class tanker and a Suezmax-class tanker, the Esther Spirit and Iskmati Spirit, respectively. Immediately preceding the sale of the Esther Spirit L.L.C. to the Company, Teekay contributed its beneficial ownership in the time-charter contract (the Charter) on the Esther Spirit to the Esther Spirit L.L.C. The November 2010 acquisition included Teekay’s rights and obligations under the Charter on the Esther Spirit. All five transactions were accounted for as reorganizations between entities under common control. As a result, the Company’s consolidated balance sheet as of December 31, 2009, consolidated statements of income for the years ended December 31, 2010, 2009 and 2008 and the consolidated statements of cash flows for the years ended December 31, 2010, 2009 and 2008 reflect the Iskmati Spirit, Kaveri Spirit, and the Yamuna Spirit and their related operations as if the Company had acquired the three Suezmax vessels on August 1, 2007, and the Esther Spirit and Helga Spirit Aframax tankers on July 1, 2004 and January 6, 2005, respectively, when they began respective operations under the ownership of Teekay.

During 2009, the Company acquired one conventional tanker from Teekay. On June 24, 2009, the Company acquired from Teekay its subsidiary Ashkini Spirit L.L.C, which owns a Suezmax tanker, the Ashkini Spirit. In April 2008, the Company acquired from Teekay two subsidiaries, Ganges Spirit L.L.C and Narmada Spirit L.L.C, which each owns a Suezmax tanker, the Ganges Spirit and the Narmada Spirit, respectively. As a result, the Company’s consolidated statements of income and cash flows for the years ended December 31, 2009 and 2008 reflect these three vessels and their related operations and cash flows as if the Company had acquired them on August 1, 2007, when each respective vessel began operations under the ownership of Teekay.

The effect of adjusting the Company’s financial statements to account for these common control exchanges increased the Company’s goodwill by $13.3 million and vessels and equipment by $549.7 million as of August 1, 2007, $39.2 million as at January 6, 2005, and $38.8 million as at July 1, 2004, respectively. Net income for the years ended December 31, 2010, 2009 and 2008 increased by $0.7 million, $5.3 million and $39.0 million, respectively. The adjustment for the Dropdown Predecessor increased the Company’s revenues for the years ended December 31, 2010, 2009 and 2008 by $23.0 million, $52.9 million and $115.1 million, respectively.

TEEKAY TANKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The accompanying consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the each specific vessel. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee-related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay’s total ship-operating (calendar) days for the period presented. During the years ended December 31, 2010, 2009 and 2008, $3.3 million, $6.1 million, and $6.6 million of general and administrative expenses were attributable to the Dropdown Predecessor, respectively. In addition, the Dropdown Predecessor includes debt of Teekay which has been recorded on a pushed-down basis in the amount of $268.9 million as at December 31, 2009. This debt was fully repaid by Teekay prior to the dropdown. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay based upon the weighted-average outstanding balance of the push-down debt and the weighted-average interest rate outstanding on Teekay’s loan facilities that were used to finance these loans. During the years ended December 31, 2010, 2009 and 2008, $2.3 million, $5.9 million and $20.7 million of interest expense, respectively, was attributable to the Dropdown Predecessor. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Dropdown Predecessor.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay to the Dropdown Predecessor and such estimates may not be reflective of actual results.

Currency translation

The Company’s functional currency is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in other income (expenses) in the accompanying consolidated statements of income.

Operating revenues and expenses

The Company recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is offhire. When the time-charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenues when the contingency is resolved. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Company, as shipowner, pays voyage expenses from voyage charters, its customers pay voyage expenses under time charters. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The Company pays vessel operating expenses under both voyage and time charters and for vessels which earn net pool revenue, as described below. Voyage expenses and vessel operating expenses are recognized when incurred.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The agreed formula used to allocate net pool revenues varies between pools, however will generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities. The same revenue and expense principles stated above are applied in determining the net pool revenues of the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in pool receivables from affiliates.

Cash and cash equivalents

The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at December 31, 2010, 2009, and 2008.

Investment in term loans and other loan receivables.

The Company’s investment in term loans and loan to joint venture are recorded at cost. The premium paid over the outstanding principal amount is amortized to interest income over the term of the loan using the effective interest rate method. The Company analyzes its loans for impairment during each reporting period. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining that a loan is impaired include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor, any information provided by the debtor regarding their ability to repay the loan, and the fair value of the underlying collateral. When a loan is impaired, the Company measures the amount of the impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting impairment in the statement of income.

TEEKAY TANKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			December 31, 2010
Class of Financing Receivable	Credit Quality Indicator	Grade	$

Investment in term loans and interest receivable	Collateral	Performing	117,825
Loan to joint venture	Other internal metrics	Performing	9,830

			127,655

Investment in joint venture

The Company’s investment in joint venture is accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investment in joint venture for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s statement of income. The Company’s maximum exposure to loss is the amount it has invested in these joint ventures. An impairment is recognized if there has been a decrease in value of the investments below its carrying value that is other than temporary.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment excluding amortization of drydocking costs (including depreciation and amortization attributable to the Dropdown Predecessor) for the years ended December 31, 2010, 2009, and 2008 totaled $38.9 million, $39.7 million and $39.7 million, respectively.

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

Generally, the Company drydocks each vessel every two and a half to five years. The Company capitalizes a substantial portion of the costs incurred during drydocking and amortizes those costs on a straight-line basis over its estimated useful life, which typically is from the completion of a drydocking or intermediate survey to the estimated completion of the next drydocking. The Company includes in capitalized drydocking those costs incurred as part of the drydock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during drydocking that do not improve or extend the useful lives of the assets. When significant drydocking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original drydocking cost is expensed in the month of the subsequent drydocking.

	Year Ended December 31,
	2010	2009	2008
	$	$	$
Balance as at January 1,	21,862	15,850	8,161
Cost incurred for drydocking	6,190	11,485	11,622
Drydock amortization	(6,565)	(5,473)	(3,933)
Vessel sales (note 17)	(2,794)	—	—

Balance as at December 31,	18,693	21,862	15,850

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

TEEKAY TANKERS LTD.
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

Income taxes

The Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Company’s financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The Company has incurred no other income taxes for the years ended December 31, 2010, 2009 and 2008. The Company believes that it and its subsidiaries are not subject to taxation under the laws of the Republic of The Marshall Islands, and qualify for the Section 883 exemption under U.S. federal income tax purposes.

Derivative instruments

All derivative instruments are initially recorded at cost as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured quarterly to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gains or losses are dependent on whether the derivative contracts are designed to hedge a specific risk and qualify for hedge accounting. The Company has not applied hedge accounting for its interest rate swaps.

For derivative financial instruments that are not designated or that do not qualify as hedges under FASB ASC 855, Accounting for Derivative Instruments and Hedging Activities, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps are recorded in realized and unrealized gains (losses) on derivative instruments in the accompanying consolidated statements of income.

Earnings per share

Earnings per share is determined by dividing (a) net income (loss) of the Company after (adding) deducting the amount of net (loss) income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period.

2.	Recent Accounting Pronouncements

In January 2010, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC 810), Consolidations that eliminates certain exceptions to consolidating qualifying special-purpose entities, contains new criteria for determining the primary beneficiary of a variable interest entity, and increases the frequency of required reassessments to determine whether a company is such a primary beneficiary. This amendment also contains a new requirement that any term, transaction, or arrangement that does not have a substantive effect on an entity’s status as a variable interest entity, a company’s power over a variable interest entity, or a company’s obligation to absorb losses or its right to receive benefits of an entity must be disregarded. The elimination of the qualifying special-purpose entity concept and its consolidation exceptions means more entities will be subject to consolidation assessments and reassessments. During February 2010, the scope of the revised standard was modified to indefinitely exclude certain entities from the requirement to be assessed for consolidation. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued an amendment to FASB ASC 310, Receivables, that requires companies to provide more information in their disclosures about the credit quality of their financing receivables and the credit reserves held against them. The Company adopted this amendment and such disclosure is included in Note 1.

3.	Public Offerings

In June 2009, the Company completed a follow-on public offering of 7.0 million Class A common shares at a price of $9.80 per share, for gross proceeds of $68.6 million. The Company used the net offering proceeds of $65.5 million to acquire the 2003-built Suezmax tanker, the Ashkini Spirit, from Teekay Corporation for $57.0 million. The net proceeds from the offering in excess of the purchase price of the Ashkini Spirit were used to repay a portion of the Company’s outstanding debt under its revolving credit facility.

TEEKAY TANKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In April 2010, the Company completed a public follow-on offering of 8.8 million Class A common shares (including 1.1 million common shares issued upon the partial exercise of the underwriter’s over-allotment option) at a price of $12.25 per share, for gross proceeds of $107.5 million. Concurrent with the public offering, the Company issued 2.6 million unregistered shares of Class A common stock to Teekay at a price of $12.25 per share for gross proceeds of $32.0 million which was received as partial consideration for the purchase price of the acquisition of the Kaveri Spirit, Yamuna Spirit and Helga Spirit. The total net proceeds from the follow-on offering, plus a drawdown of the Company’s outstanding debt under its revolving credit facility, were used for the acquisition of the Kaveri Spirit, Yamuna Spirit and Helga Spirit for $168.7 million (see Note 12).

In October 2010, the Company completed a public follow-on offering of 8.6 million Class A common shares (including 395,000 common shares issued upon the partial exercise of the underwriter’s over-allotment option) at a price of $12.15 per share, for gross proceeds of $104.4 million. The net proceeds of $99.6 million from the offering were used to pay down outstanding debt under its credit facility.

In February 2011, the Company completed a follow-on public offering of 8.6 million Class A common shares (see Note 19).

4.	Business Operations

Significant Customers

The following table presents consolidated revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Company’s consolidated revenues for its sole operating segment during the periods presented.

	Year Ended December 31,
	2010	2009	2008
Hyundai Merchant Marine Co. Ltd. (1)	$22.3 million, 16.1%	$16.7 million, 10.4%	(2)
Statoil (1)	$14.3 million, 10.3%	(2)	(2)

(1)	The revenues from customers attributable to the Dropdown Predecessor are included in the table above.

(2)	Less than 10% of the consolidated revenues
Concentration of Credit Risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Citibank, N.A. and DnB Nor Bank ASA. However, the Company believes this risk is remote.

There is a concentration of credit risk with respect to the total accounts receivable and pool receivables with 98.0% of the total accounts receivable and pool receivable balance due from affiliates of Teekay Corporation as at December 31, 2010 (see Note 12). The Company also relies on Teekay Chartering Ltd. to actively manage and administer all voyage-related functions for vessels in the Teekay Aframax Pool and on time charter contracts and Gemini Tankers LLC to manage and administer all voyage-related functions for vessels in the Gemini Pool. Both Teekay Chartering Ltd. and Gemini Tankers LLC are wholly-owned subsidiaries of Teekay Corporation.

There is a concentration of credit risk with respect to the investment in term loans where the Company could potentially be exposed to a loss in the event the borrower of the term loans defaults on interest and principal payments and the value of the collateral is insufficient to recover any outstanding principal and interest.

5.	Investment in Term Loans

On July 16, 2010, the Company acquired two term loans with a total principal amount outstanding of $115.0 million for a total cost of $115.6 million (the Loans). The Loans bear interest at an annual interest rate of 9 percent per annum and includes a repayment premium feature which provides a total investment yield of approximately 10 percent per annum. As at December 31, 2010 and 2009, $1.8 million and $nil, respectively, were recorded as interest receivable from the investment in these term loans. The 9 percent interest income is received in quarterly installments and the Loans and repayment premium are payable in full at maturity in July 2013 where the repayment premium of 3 per cent is calculated on the Loan outstanding at the time of maturity. As at December 31, 2010 and 2009, the repayment premium included in the principal balance is $0.5 million and $nil, respectively. The interest income is included in revenues in the consolidated statements of income. The Loans are collateralized by first priority mortgages on two 2010-built Very Large Crude Carriers owned by a shipowner based in Asia, together with other related security. The Loans can be repaid prior to maturity, at the option of the borrower. The maximum potential loss is the Company’s original investment of $115.6 million plus any unpaid interest, which exposes the Company to a concentration of credit risk (Note 4).

6.	Accrued Liabilities

	December 31,
	2010	2009
Voyage and vessel	3,088	6,010
Interest	2,365	1,898
Payroll and benefits to related parties	2,192	2,454
Other	304	269

	7,949	10,631

TEEKAY TANKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
7.	Long-Term Debt

	December 31,
	2010	2009
Revolving Credit Facility due 2017	442,328	277,328
Term Loan due through 2017	11,700	27,900
Long-term debt of Dropdown Predecessor (note 1)	—	268,947

	454,028	574,175
Less current portion	1,800	5,400

Total	452,228	568,775

The Company and Teekay are parties to a revolving credit facility (or the Revolver). The Company is a borrower under Tranche A of the Revolver (or the Tranche A Revolver) and certain 100%-owned subsidiaries of Teekay are borrowers under Tranche B of the Revolver (or the Tranche B Revolver). If any borrower under the Tranche B Revolver is acquired by the Company, the borrowings and amount available under the Tranche B Revolver that are related to the acquired entity will be added to the Tranche A Revolver, upon certain conditions being met.

As of December 31, 2010, the Tranche A Revolver provided for borrowings of up to $616.5 million, of which $174.2 million was undrawn. The total available credit facility at December 31, 2010 increased from the $401.0 million available as of December 31, 2009 as a result of the 2010 acquisitions of the Dropdown Predecessor as the acquisitions included undrawn available credit facilities collateralized by certain of the vessels acquired (see Note 1). The Revolver allows the Company to substitute different vessels as collateral. As a result, when the Company sold the Falster Spirit in April 2010, and the Sotra Spirit in August 2010, it was able to substitute the newly acquired Helga Spirit and the Matterhorn Spirit, respectively, to maintain the amount of borrowings available under the revolving credit facility. In July 2010, the Company drew $115.0 million on the Revolver to make an investment in two term loans (see Note 5). The total amount available under the Tranche A Revolver reduces by a semi-annual amount of $33.9 million commencing in late 2012, and the Tranche A Revolver matures in 2017. The Tranche A Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at December 31, 2010, the weighted-average interest rate on the Tranche A Revolver was 0.89% (December 31, 2009 — 0.85%). The Tranche A Revolver is collateralized by first-priority mortgages granted on 14 of the Company’s vessels, together with other related security, and includes a guarantee from the Company for all outstanding amounts. The Tranche A Revolver requires that the Company and certain of its subsidiaries maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. As at December 31, 2010, the Company was in compliance with all its covenants on the Tranche A Revolver.

As at December 31, 2009 the Dropdown Predecessor had $268.9 million of long-term debt, which included $57.7 million of debt from the Tranche B Revolver, $13.1 million of fixed-rate debt of Teekay, and $198.2 million of debt from other credit facilities of Teekay. On the dates in 2010 of the Company’s five respective acquisitions of the Yamuna Spirit, Kaveri Spirit, and Helga Spirit, Esther Spirit and Iskmati Spirit, Teekay repaid all its external related debt outstanding and the pushed-down debt was extinguished through a contribution of capital from Teekay.

As at December 31, 2010, the Company had one term loan outstanding in the amount of $11.7 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.5 million, and is collateralized by a first-priority mortgage on one of the Company’s vessels, together with certain other related security. In October 2010, the Company repaid $13.1 million of the term loan for the portion collateralized by the Matterhorn Spirit; therefore, this vessel was released from the term loan. The term loan is guaranteed by Teekay. The term loan requires that certain of its subsidiaries maintain a minimum hull coverage ratio of 115% of the total outstanding balance for the facility period. As at December 31, 2010, the Company was in compliance with all its covenants on its term loan.

The aggregate annual long-term debt principal repayments required to be made by the Company under the Tranche A Revolver and term loan subsequent to December 31, 2010 are $1.8 million (2011), $1.8 million (2012), $1.8 million (2013), $1.8 million (2014), $65.0 million (2015) and $381.8 million (2016 and thereafter).

The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2010 was 0.97% (December 31, 2009 — 1.20%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see Note 8).

8.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar LIBOR-denominated borrowings.

Realized and unrealized gains (losses) relating to the Company’s interest rate swaps have been reported in realized and unrealized gains (losses) on non-designated derivative instruments in the consolidated statements of income. During the year ended December 31, 2010, the Company recognized net realized and unrealized losses of $5.6 million and $4.9 million, respectively, relating to its interest rate swaps. During year ended December 31, 2009, the Company recognized net realized and unrealized (losses) gains of $(4.7) million and $9.0 million, respectively, relating to its interest rate swap. During the year ended December 31, 2008, the Company recognized net realized and unrealized losses of $2.0 million and $14.2 million, respectively, relating to its interest rate swap.

TEEKAY TANKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
The following summarizes the Company’s derivative positions as at December 31, 2010:

			Fair Value /
			Carrying
		Principal	Amount of		Fixed Interest
	Interest Rate	Amount	Asset (Liability)	Remaining Term	Rate
	Index	$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	100,000	(18,350)	6.8	5.55
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	70,000	(286)	1.5	0.85
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	45,000	(212)	2.5	1.19

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of December 31, 2010 was 0.6%

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

9.	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents — The fair value of the Company’s cash and cash equivalents approximates its carrying amounts reported in the consolidated balance sheets.

Investment in term loans — The fair value of the Company’s investment in term loans is estimated using a discounted cash flow analysis, based on current rates currently available for debt with similar terms and remaining maturities. In addition, an assessment of the credit worthiness of the borrower and the value of the collateral is taken into account when determining the fair value.

Loan to joint venture — The fair value of the Company’s loan to joint venture approximates the actual amounts loaned to the joint venture as reported in the accompanying consolidated balance sheets. The loan is non-interest bearing with no stated terms of repayment.

Current and non-current amounts due from affiliates — The fair value of the current and non-current amounts due from affiliates approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term debt — The fair values of the Company’s fixed-rate and variable-rate long-term debt is based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Derivative instruments — The fair value of the Company’s interest rate swap agreements are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and for one of the swap agreements, the current credit worthiness of both the Company and the swap counterparties. The estimated amount is the present value of future cash flows. The inputs used to determine the future cash flows include the fixed interest rate of the swaps and market interest rates.

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

The estimated fair value of the Company’s financial instruments and categorization using the fair value hierarchy for those assets and liabilities that are measured at fair value on a recurring basis is as follows:

		December 31, 2010		December 31, 2009
	Fair Value	Carrying Amount	Fair Value Asset/	Carrying Amount	Fair Value Asset/
	Hierarchy	Asset/ (Liability)	(Liability)	Asset/ (Liability)	(Liability)
	Level	$	$	$	$

Cash and cash equivalents		12,450	12,450	10,432	10,432
Investment in term loans		116,014	120,837	—	—
Due from affiliates		9,484	9,484	128,057	128,057
Loan to joint venture		9,830	9,830	—	—
Non-current amounts due from affiliates		2,873	2,873	2,995	2,995
Due to affiliates		(5,841)	(5,841)	—	—
Long-term debt, including current portion		(454,028)	(400,860)	(574,175)	(527,410)
Derivative instruments
Interest-rate swaps	Level 2	(18,848)	(18,848)	(13,893)	(13,893)

(1)	The fair value hierarchy level is only applicable to each item on the consolidated balance sheets that is recorded at fair value on a recurring basis.

TEEKAY TANKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
10.	Capital Stock

The authorized capital stock of Teekay Tankers Ltd. is 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2010, the Company had 39.5 million shares of Class A common stock, 12.5 million shares of Class B common stock and no shares of Preferred Stock issued and outstanding.

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

As at December 31, 2010 and December 31, 2009, the Company had reserved under its 2007 Long-Term Incentive Plan, a total of 1,000,000 shares of Class A common stock for issuance pursuant to awards to be granted. To date, the Company has satisfied awards under the plan through open market purchases and deliveries to the grantees, rather than issuing shares from authorized capital. For the years ended December 31, 2010, 2009 and 2008, 19,371, 28,178 and 13,253 shares of Class A common stock have been granted and delivered to non-management Directors as part of the Directors’ annual compensation, respectively. As at December 31, 2010 and 2009, total of 60,802 shares and 41,431 shares of Class A common stock, respectively, have been granted and delivered. The granting of such stock has been included in general and administrative expenses in the amounts of $0.2 million, $0.2 million, and $0.2 million for the years ended December 31, 2010, 2009, and 2008, respectively.

11.	Loan to Joint Venture

On September 30, 2010, the Company entered into a 50/50 joint venture arrangement (the Joint Venture) with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), to have a Very Large Crude Carrier (or VLCC) newbuilding constructed, managed and chartered to third parties. The Company has a 50 percent economic interest in the Joint Venture, which is jointly controlled by the Company and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which the Company’s 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013. As at December 31, 2010, the remaining payments required to be made under this newbuilding contract, including the Wah Kwong’s 50 percent share, was nil in 2011, $39.2 million in 2012 and $39.2 million in 2013. As of December 31, 2010, the Joint Venture did not have any financing arrangements for these expenditures. The Company and Wah Kwong have each agreed to finance 50 percent of the costs to acquire the VLCC that are not financed with commercial bank financing. The Company made its initial $9.8 million advance to the Joint Venture in October 2010. The advance is non-interest bearing and unsecured. A third party has agreed to time-charter the vessel for a term of five years at a daily rate and has also agreed to pay the Joint Venture 50 percent of any additional amounts if the daily rate of any sub-charter earned by the third party exceeds a certain threshold.

12.	Related Party Transactions
a.
During the years ended December 31, 2010, 2009, and 2008, $6.9 million, $13.4 million and $4.9 million, respectively, of revenues were earned as a result of the Company chartering out the Nassau Spirit to Teekay Corporation under a fixed-rate time-charter contract. The time-charter contract for the Nassau Spirit expired on July 28, 2010 and has now been replaced by a 12-month time-charter contract with a third party, which started immediately after the expiration of the time-charter contract with Teekay Corporation.

b.	The amounts due to and from affiliates at December 31, 2010 and December 31, 2009, are without interest or stated terms of repayment.
Management Fee- Related
c.
Pursuant to a long-term management agreement with Teekay Tankers Management Services Ltd. (the Manager), a wholly owned subsidiary of Teekay Corporation, the Company incurred total management fees of $5.6 million, $5.7 million, $6.6 million for the years ended December 31, 2010, 2009 and 2008, respectively, for commercial, technical, strategic, administrative services and performance fees. The commercial services portion of the management fee (excluding pool management and pool commissions) of $1.0 million, $0.9 million and $0.8 million for the years ended December 31, 2010, 2009 and 2008, respectively, which have been recorded as voyage expenses. A portion of the technical management fee that represents crew training costs is recorded in vessel operating expenses in the amounts of $1.0 million, $0.5 million and $0.4 million for the years ended December 31, 2010, 2009 and 2008, respectively. Crew training costs were previously recorded in general and administrative expenses in the prior year and have been reclassified to vessel operating expenses for comparative purposes in the consolidated statements of income. The remainder of the management fees, included in general and administrative expenses for the years ended December 31, 2010, 2009 and 2008, were $4.7 million, $4.7 million and $5.8 million, respectively.

TEEKAY TANKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company’s executive officers are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in Note 10) is set and paid by Teekay Corporation or such other subsidiaries. The Company reimburses Teekay Corporation for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee. The strategic management fee reimbursement, included in the management fee described above, for the years ended December 31, 2010, 2009 and 2008 were $1.0 million, $1.2 million and $1.2 million, respectively.

The management agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the years ended December 31, 2010 and 2009, and incurred $1.4 million in performance fees for the year ended 2008. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay Corporation. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s board of directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution. Reserves for the year ended December 31, 2010, included a $4.8 million drydocking and capital upgrades reserve, and a $3.2 million reserve for loan principle repayment. Reserves for the year ended December 31, 2009, included a $9.5 million drydocking and capital upgrades reserve, and a $3.6 million reserve for loan principle repayment. Reserves for the year ended December 31, 2008, included nil drydocking and capital upgrades reserve, and a $0.9 million reserve for loan principle repayment.

d.
In addition to the management fees paid to the Manager for services provided under the long-term management agreement with the Manager as described in Note 12c, the Company also incurred crewing and manning costs which are recorded in vessel operating expenses on the consolidated statements of income. For the years ended December 31, 2010, 2009 and 2008 the Company incurred $24.1 million, $25.5 million and $25.8 million, respectively, for crewing and manning costs, of which $2.2 million, and $2.5 million was payable to the Manager as reimbursement for its related expenses as at December 31, 2010 and 2009, and included in accrued liabilities on the consolidated balance sheets.

The Manager is also responsible for the daily operational activities of the Company’s vessels. The Manager collects revenues and remits payments for expenses incurred by the vessels for various voyages. As a result of these transactions, the balance due from the Manager was $9.5 million and $128.1 million as at December 31, 2010 and December 31, 2009, respectively and the balance due to the Manager was $5.8 million and $nil as at December 31, 2010 and December 31, 2009, respectively.

e.
Pursuant to pooling arrangements (Note 4) managed by certain wholly-owned subsidiaries of Teekay (collectively the Pool Managers), the Company incurred pool management fees during the years ended December 31, 2010, 2009 and 2008 of $1.9 million, $2.6 million and $4.4 million, respectively, with respect to Company vessels that participate in the pooling arrangements. The Pool Managers provide commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of the Company’s vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pools as “net pool revenues from affiliates” on the consolidated statements of income. For the years ended December 31, 2010, 2009 and 2008 the Company’s allocation from the pools were net of $21.4 million, $22.0 million and $47.1 million, respectively, of voyage expenses. The pool receivable from affiliates as at December 31, 2010 and December 31, 2009 was $8.6 million and $14.7 million, respectively.

As at December 31, 2010 and December 31, 2009, the Company had advanced $2.9 million and $3.0 million, respectively, to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These advances are without interest or stated terms of repayment.

Dropdown Acquisitions
f.
On November 8, 2010, the Company acquired from Teekay Corporation its subsidiaries Esther Spirit L.L.C. and Iskmati Spirit L.L.C., which own an Aframax tanker and a Suezmax tanker, the Esther Spirit and the Iskmati Spirit, respectively, for a total of $107.5 million, excluding $1.2 million for working capital assumed. The acquisition was financed with funds from the Revolver and the acquisition of these two vessels increased the amount available to be drawn on the Revolver by $100.5 million. The excess of the historical book value over the purchase price of the Dropdown Predecessor was $6.1 million and is reflected as a contribution of capital from Teekay on the date of acquisition. In addition, a $77.9 million prepayment of long term debt of Dropdown Predecessor was made on the date of acquisition.

TEEKAY TANKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

On April 14, 2010, the Company acquired from Teekay Corporation its subsidiaries Kaveri Spirit L.L.C. and Yamuna Spirit L.L.C., which own a Suezmax tanker, the Kaveri Spirit and the Yamuna Spirit, respectively, for a total of $124.2 million excluding $0.4 million for working capital assumed. On May 11, 2010, the Company acquired from Teekay Corporation its subsidiary Helga Spirit L.L.C, which owns an Aframax tanker, the Helga Spirit, for $44.5 million. The acquisitions were financed with funds from the follow-on offering of 8.8 million Class A common shares to the public and 2.6 million Class A common shares to Teekay. The issuance of the 2.6 million Class A common shares to Teekay, which had a value of $32.0 million, has been reflected as a non-cash transaction in our statement of cash flow for the year ended December 31, 2010. The portion of the purchase price paid in cash was financed with net proceeds of a follow-on public offering of $102.9 million (see Note 3). The excess of the historical book value over the purchase price of the Dropdown Predecessor was $35.4 million and is reflected as a contribution of capital from Teekay on the date of acquisition. In addition, a net $183.9 million prepayment of long term debt of Dropdown Predecessor was made on the date of acquisition.

On June 24, 2009, the Company acquired from Teekay Corporation its subsidiary Ashkini Spirit L.L.C., which owns a Suezmax tanker, the Ashkini Spirit for $57.0 million, excluding $0.7 million for working capital assumed. The acquisition was funded using net proceeds of a follow-on public offering of 7.0 million Class A common shares (see Note 3). No debt was assumed as a result of the acquisition and the amount available to be drawn on the Company’s revolving credit facility increased by $58.0 million. The excess of the historical book value over the purchase price of the Dropdown Predecessor was $31.8 million and is reflected as a contribution of capital from Teekay on the date of acquisition. In addition, a $92.3 million prepayment of long term debt of Dropdown Predecessor was made on the date of acquisition.

On April 7, 2008, the Company acquired from Teekay Corporation its subsidiaries Ganges Spirit L.L.C. and Narmada Spirit L.L.C., which each owns a Suezmax tanker, the Ganges Spirit and the Narmada Spirit, respectively, for a total of $186.9 million, excluding $1.4 million of working capital assumed. The acquisition was financed with funds from the Revolver and the acquisition of these two vessels increased the amount available to be drawn on the Revolver by $114.0 million. The excess of the purchase price over the historical book value of the Dropdown Predecessor was $7.0 million and is reflected as a distribution of equity to Teekay on the date of acquisition. In addition, a net $73.3 million prepayment of long term debt of Dropdown Predecessor was made on the date of acquisition.

g.
During the years ended December 31, 2010, 2009, and 2008, $3.3 million, $6.1 million, and $6.6 million of general and administrative expenses attributable to the operations of the Dropdown Predecessor were incurred by Teekay Corporation and have been allocated to the Company.

h.
During the years ended December 31, 2010, 2009, and 2008, $2.3 million, $5.9 million, and $20.7 million of interest expenses attributable to the operations of the Dropdown Predecessor were incurred by Teekay Corporation and have been allocated to the Company.

13.	Operating Leases

Charters-out

As at December 31, 2010, nine of the Company’s vessels operated under fixed-rate time charters with the Company’s customers, four of which charters expire in 2011 and five in 2012. As at December 31, 2010, minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $95.3 million, comprised of $68.2 million (2011) and $27.1 million (2012). The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. In addition, minimum scheduled future revenues presented in this paragraph have been reduced by estimated offhire time for period maintenance.

The cost and accumulated depreciation of the vessels on time charter as at December 31, 2010 and 2009 were $544.0 million and $528.7 million, and $123.5 million and $97.1 million, respectively.

14.	Supplemental Cash Flow Information
a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2010, 2009, and 2008 are as follows:

	Year Ended December 31,
	2010	2009	2008
Accounts receivable and interest receivable	(2,254)	455	1,596
Pool receivables from affiliates	6,109	(1,105)	(4,972)
Due from affiliates	(9,287)	22,717	12,548
Prepaid expenses and other current assets	616	3,738	(4,617)
Accounts payable and accrued liabilities	(3,505)	1,307	3,496
Due to affiliates	5,841	—	—
Deferred revenue	(1,544)	(2,434)	2,000
Other	786	—	413

	(3,238)	24,678	10,464

b)
Cash interest paid (including interest paid by the Dropdown Predecessor) during the years ended December 31, 2010, 2009, and 2008 totaled $11.9 million, $16.8 million, and $33.0 million, respectively, including realized losses on the derivative instruments.

TEEKAY TANKERS LTD.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)
15.	Earnings Per Share

The net income available for common stockholders and earnings per common share presented in the table below excludes the results of operations of the Dropdown Predecessor (see Note 1).

	Year Ended December 31,
	2010	2009	2008
Net income	16,309	42,084	89,745
Net income attributable to the Dropdown Predecessor	(747)	(5,314)	(39,019)

Net income available for common stockholders	15,562	36,770	50,726

Weighted-average number of common shares	42,330,038	28,643,836	25,000,000

Common shares and common share equivalents outstanding at the end of period	51,986,744	32,000,000	25,000,000

Earnings per common share:
- Basic and diluted	0.37	1.28	2.03
16.	Other Expenses

The Company records freight tax expenses in the other expenses in the consolidated statements of income. The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

The following is a roll-forward of the Company’s freight tax expenses which are recorded in other long-term liabilities, from January 1, 2008 to December 31, 2010:

	Year Ended December 31,
	2010	2009	2008

Balance at January 1,	1,554	763	171
Freight tax expense	1,065	791	592

Balance at December 31,	2,619	1,554	763

The remainder of the amounts recorded in other expenses relate to foreign exchange losses.

17.	Vessel Sales

In April, 2010, the Company sold an Aframax tanker, the 1995-built Falster Spirit which was trading in the Teekay Aframax Pool. The vessel was sold for $17.3 million, resulting in a gain on sale of $37,000.

In August, 2010, the Company sold an Aframax tanker, the 1995-built Sotra Spirit which was trading in the Teekay Aframax Pool. The vessel was sold for $17.2 million, resulting in a loss on sale of $1.9 million.

18.	Accounting Pronouncements Not Yet Adopted

In September 2009, the FASB issued an amendment to FASB ASC 605, Revenue Recognition, that provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. This amendment will be effective for the Company on January 1, 2011. The adoption of this amendment will not have a material impact on the Company’s consolidated financial statements.

19.	Subsequent Events

On February 9, 2011, the Company completed a follow-on public offering of 8.6 million shares of its Class A common stock at a price of $11.33 per share, for gross proceeds of $97.4 million. The underwriters were granted a 30-day option to purchase an additional 1,290,000 shares to cover any over-allotments. On February 22, 2011, the underwriters exercised their option in full to purchase an additional 1,290,000 Class A common shares, providing additional gross proceeds of $14.6 million. The Company used the net offering proceeds to repay $103.0 million of its outstanding debt under its revolving credit facility.