Form 20-F
period 2011-12-31
TEEKAY TANKERS LTD.
filed 2012-04-13
CIK 1419945

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

49,376,744 shares of Class A common stock, par value of $0.01 per share.

12,500,000 shares of Class B common stock, par value of $0.01 per share.

Indicate by check mark whether the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark if the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark if the registrant (1) has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐                 Accelerated Filer  ☒                 Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

TEEKAY TANKERS LTD.

INDEX TO REPORT ON FORM 20-F

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

•	future supply of, and demand for, oil;

•	the ability to leverage Teekay Corporation’s relationships and reputation in the shipping industry;

•	the expected benefits of participation in vessel pooling arrangements;

•	the ability to maximize the use of vessels, including the redeployment or disposition of vessels no longer under time charters;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self regulatory organization standards applicable to our business;

•	the anticipated impact of future regulatory changes or environmental liabilities;

•	expenses under service agreements with other affiliates of Teekay Corporation;

•	the anticipated taxation of our company and of distributions to our stockholders;

•	our expectations as to any impairment of our vessels;

•	the expected lifespan of our vessels;

•	potential newbuilding order cancellations;

•	construction and delivery delays in the tanker industry generally;

•	customers’ increasing emphasis on environmental and safety concerns;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our use of interest rate swaps to reduce interest rate exposure;

•	the expected effect of off-balance sheet arrangements;

•	our compliance with covenants under our credit facilities;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risk;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of counterparties to our derivative contracts to fulfill their contractual obligations; and

•	our business strategy and other plans and objectives for future operations.

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

•

the historical financial and operating data of Teekay Tankers Ltd. as at December 31, 2007, 2008, 2009, 2010 and 2011, for the period from December 18, 2007 to December 31, 2007, and for the years ended December 31, 2008, 2009, 2010 and 2011, reflect our initial public offering and are derived from our audited consolidated financial statements included herein or previously filed with the SEC.

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

The information presented in the following table for the years ended December 31, 2007, 2008, 2009, and 2010 and related footnotes has been adjusted to reflect the inclusion of the financial results of the vessels we acquired from Teekay Corporation for the periods under common control of Teekay Corporation and are collectively referred to as the Dropdown Predecessor. Please read Note 1 to our consolidated financial statements included in this Annual Report.

The following table should be read together with, and is qualified in its entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects” included herein, and (b) the historical financial statements and the accompanying notes and the reports of Independent Registered Public Accounting Firms thereon (which are included herein), with respect to the financial statements for the years ended December 31, 2011, 2010 and 2009.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2007	2008	2009	2010	2011
	(in thousands, except share, per share, and fleet data)
Income Statement Data:

Revenues	$201,708	$251,883	$159,690	$139,479	$120,997

Operating expenses:
Voyage expenses (1)	60,837	8,650	5,452	2,544	2,697
Vessel operating expenses (2)	31,646	48,738	46,644	44,453	42,056
Time-charter hire expense (3)	—	—	—	—	4,046
Depreciation and amortization	29,501	43,606	45,158	45,455	43,185
General and administrative expenses	18,609	13,288	11,800	9,789	8,609
Loss on sale of vessels	—	—	—	1,864	—
Goodwill impairment charge	—	—	—	—	13,310

Total operating expenses	140,593	114,282	109,054	104,105	113,903

Income from operations	61,115	137,601	50,636	35,374	7,094

Interest expense	(22,263)	(31,556)	(12,082)	(7,513)	(4,185)
Interest income	—	475	70	97	57
Realized and unrealized (loss) gain on derivative instruments	—	(16,232)	4,310	(10,536)	(11,444)
Other expenses	(47)	(543)	(850)	(1,113)	(587)

Net income (loss)	$38,805	$89,745	$42,084	$16,309	($9,065)

Earnings (loss) per share (4)
- Basic and diluted	$2.76	$2.03	$1.28	$0.37	($0.15)

Balance Sheet Data: (at end of year)

Cash	34,839	26,698	10,432	12,450	15,859
Vessels and equipment (5)	879,524	854,407	825,967	757,437	716,567
Investment in term loans	—	—	—	116,014	116,844
Total assets	1,254,178	1,048,113	1,001,867	936,517	881,926
Total debt (6)	759,316	709,774	574,175	459,869	353,899
Common stock and paid in capital	180,915	181,245	246,753	481,336	588,441
Total equity	472,746	293,509	393,706	442,689	489,371
Cash Flow Data:
Net cash provided by (used in):
Operating activities	42,891	146,078	91,825	58,391	55,105
Financing activities	(5,825)	(147,353)	(102,996)	39,889	(49,381)
Investing activities	(2,227)	(6,866)	(5,095)	(96,262)	(2,315)

Number of outstanding shares of common stock at the end of the period	25,000,000	25,000,000	32,000,000	51,986,744	61,876,744

Other Financial Data:
Net revenues (7)	140,871	243,233	154,238	136,935	118,300
EBITDA (8)	90,569	164,432	99,254	69,180	38,248
Adjusted EBITDA (8)	90,569	180,664	94,944	81,580	63,002
Expenditures for vessels and equipment	(2,227)	(6,866)	(5,095)	(6,253)	(2,315)
Expenditures for dry docking	(5,155)	(11,622)	(11,485)	(6,190)	—

Fleet Data:
Average number of tankers (9)
Aframax	11.0	11.0	11.0	10.0	9.7
Suezmax	2.5	6.0	6.0	6.0	6.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(3)	Time-charter hire expense includes vessel operating leases expense incurred to charter-in vessels.
(4)	For the years ended December 31, 2007, 2008, 2009, 2010 and 2011, earnings (loss) per common share is determined by dividing (a) net income (loss) after deducting net income attributable to the Dropdown Predecessor by (b) the weighted average number of shares outstanding during the applicable period. For periods prior to December 18, 2007, such shares are deemed equal to the 15,000,000 common shares received by Teekay Corporation in exchange for net assets it contributed to us in connection with our initial public offering.
(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, and (b) advances on newbuildings.
(6)	Total debt includes the current and long-term portion of debt, and amounts due to affiliates.
(7)	Consistent with general practice in the shipping industry, we use “net revenues” (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charters the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with revenues.

	Years Ended December 31,
	2007	2008	2009	2010	2011

Revenues	$201,708	$251,883	$159,690	$134,182	$109,674
Interest Income from investment in term loans	—	—	—	5,297	11,323
Voyage expenses	(60,837)	(8,650)	(5,452)	(2,544)	(2,697)

Net revenues	$140,871	$243,233	$154,238	$136,935	$118,300

(8)	EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before net loss on sale of vessels, goodwill impairment and realized and unrealized loss (gain) on derivative instruments. Both measures are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below:

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

•

Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, pay dividends and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as dry-docking expenditures, working capital changes and foreign currency exchange gains and losses, EBITDA and Adjusted EBITDA provide consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our dividend policy. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including dividends on shares of our Class A common stock.

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

	Years Ended December 31,
	2007	2008	2009	2010	2011
Reconciliation of “EBITDA” to “Net income”
Net income (loss)	$38,805	$89,745	$42,084	$16,309	($9,065)
Depreciation and amortization	29,501	43,606	45,158	45,455	43,185
Interest expense, net of interest income	22,263	31,081	12,012	7,416	4,128

EBITDA	$90,569	$164,432	$99,254	$69,180	$38,248

Net loss on sale of vessels	—	—	—	1,864	—
Goodwill impairment	—	—	—	—	13,310
Realized and unrealized loss (gain) on derivative instruments	—	16,232	(4,310)	10,536	11,444

Adjusted EBITDA	$90,569	$180,664	$94,944	$81,580	$63,002

	Years Ended December 31,
	2007	2008	2009	2010	2011
Reconciliation of “EBITDA” to “Net operating cash flow”
Net operating cash flow	42,891	146,078	91,825	58,391	55,105
Interest expense, net of interest income	22,263	31,081	12,012	7,416	4,128
Expenditures for dry docking	5,155	11,622	11,485	6,190	—
Net loss on sale of vessels	—	—	—	(1,864)	—
Goodwill impairment	—	—	—	—	(13,310)
Unrealized (loss) gain on derivative instruments	—	(14,199)	9,033	(4,955)	(5,330)
Change in working capital	20,456	(10,464)	(24,678)	3,238	(2,202)
Other cash flows, net	(196)	314	(423)	764	(143)

EBITDA	$90,569	$164,432	$99,254	$69,180	$38,248

Net loss on sale of vessels	—	—	—	1,864	—
Goodwill impairment	—	—	—	—	13,310
Realized and unrealized loss (gain) on derivative instruments	—	16,232	(4,310)	10,536	11,444

Adjusted EBITDA	$90,569	$180,664	$94,944	$81,580	$63,002

(9)	Average number of tankers consists of the average number of vessels that were in our possession during a period, including time-chartered in vessels and those of the Dropdown Predecessor.

Risk Factors

We may be unable to pay dividends

Our board of directors has adopted a dividend policy to pay a variable quarterly dividend equal to our Cash Available for Distribution from the previous quarter, subject to any reserves the board of directors may from time to time determine are required for prudent conduct of its business. Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by us from Teekay Corporation, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay Corporation. The amount of Cash Available for Distribution principally depends upon the amount of cash we generate from our operations, which may fluctuate from quarter to quarter based upon, among other things:

•	the cyclicality in the spot tanker market;

•	the rates we obtain from our spot charters and time charters;

•	the price and level of production of, and demand for, crude oil;

•	the level of our operating costs, such as the cost of crews and insurance;

•	the number of off-hire days for our fleet and the timing and number of days required for dry docking of our vessels;

•	delays in the delivery of any newbuilding vessels;

•	prevailing global and regional economic and political conditions; and

•	the effect of governmental regulations and maritime self-regulatory organization standards on the conduct of our business.

The actual amount of Cash Available for Distribution also will depend upon other factors, such as:

•	the level of capital expenditures we make, including for maintaining existing vessels and acquiring new vessels, which we expect will be substantial;

•	our debt service requirements and restrictions on distributions contained in our credit agreements;

•	fluctuations in our working capital needs; and

•	the amount of any cash reserves established by our board of directors, including reserves for working capital and other matters.

In addition, the declaration and payment of dividends is subject at all times to the discretion of our board of directors and compliance with the laws of the Republic of The Marshall Islands.

We depend significantly upon spot charters and any decrease in spot-charter rates may adversely affect our earnings and our ability to pay dividends

Our fleet is comprised of nine owned double-hull Aframax tankers and six owned double-hull Suezmax tankers, as well as two Aframax vessels time-chartered in from third parties, and a 50% ownership interest in one VLCC newbuilding scheduled to deliver during the second quarter of 2013. As of March 1, 2012, eight of these vessels were operating in the spot market through participation in pooling arrangements managed, in whole or in part, by subsidiaries of Teekay Corporation. In addition, we may employ in the spot market any additional vessels that we may acquire in the future or existing vessels upon the expiration of related time charters. Although the number of vessels in our fleet that participate in the spot market will vary from time to time, we anticipate that a significant portion of our fleet will participate in this market. As a result, our financial performance will be significantly affected by conditions in the oil tanker spot market and only our vessels that operate under fixed-rate time charters may, during the period such vessels operate under such time charters, provide a fixed source of revenue to us.

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

The cyclical nature of the tanker industry may lead to volatile changes in-charter rates, which may adversely affect our earnings.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. If the tanker market is depressed, our earnings and Cash Available for Distribution may decrease. Our exposure to industry business cycles is more acute because of our exposure to the spot tanker market, which is more volatile than the tanker industry generally. Our ability to operate profitably in the spot market and to recharter our other vessels upon the expiration or termination of their charters will depend upon, among other factors, economic conditions in the tanker market.

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

Economic downturns, including disruptions in the global credit markets, could adversely affect our ability to grow.

Economic downturns and financial crises in the global markets could produce illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks, and reduced access to capital markets. If global financial markets and economic conditions significantly deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations.

Economic downturns may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.

Economic downturns in the global financial markets may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customers’ inability to pay could also result in their default on our current contracts and charters. A decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations.

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

Maintenance capital expenditures include capital expenditures associated with dry docking a vessel, modifying an existing vessel or acquiring a new vessel to the extent these expenditures are incurred to maintain the operating capacity of our fleet. These expenditures could increase as a result of changes in:

•	the cost of labor and materials;

•	customer requirements;

•	increases in our fleet size or the cost of replacement vessels;

•	governmental regulations and maritime self-regulatory organization standards relating to safety, security or the environment; and

•	competitive standards.

In addition, maintenance capital expenditures will vary significantly from quarter to quarter based on the number of vessels dry docked during that quarter. Significant maintenance capital expenditures may reduce the amount of any dividends to our stockholders.

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

Terrorist attacks, piracy and the current conflicts in the Middle East, and other current and future conflicts, may adversely affect our business, operating results, financial condition, and ability to raise capital and future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Gulf of Aden off the coast of Somalia. In recent years, the frequency and severity of piracy incidents has significantly increased, particularly in the Gulf of Aden and Indian Ocean. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

We depend on Teekay Corporation to assist us in operating our business and competing in our markets, and our business will be harmed if Teekay Corporation fails to assist us.

We have entered into a long-term management agreement (or the Management Agreement) with Teekay Tankers Management Services Ltd. (our Manager), a subsidiary of Teekay Corporation, pursuant to which our Manager provides to us commercial, technical, administrative and strategic services, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial services. Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services by our Manager. Our business will be harmed if our Manager fails to perform these services satisfactorily, if it stops providing these services to us or if it terminates the Management Agreement, as it is entitled to do under certain circumstances. The circumstances under which we are able to terminate the Management Agreement are extremely limited and do not include mere dissatisfaction with our Manager’s performance. In addition, upon any termination of the Management Agreement, we may lose our ability to benefit from economies of scale in purchasing supplies and other advantages that we believe our relationship with Teekay Corporation provides. Furthermore, the profitable operation of our tankers that participate in tanker pooling arrangements depends largely on the efforts of the pool managers, Teekay Corporation’s participation in the pooling arrangements and its reputation and relationships in the shipping industry. Under the pooling arrangements, the earnings and voyage expenses of all of the vessels in pools are aggregated, or pooled, and divided according to an agreed formula. If Teekay Corporation suffers material damage to its reputation or relationships, it may harm our ability to:

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

As of March 1, 2012, five of our Aframax tankers and three of our Suezmax tankers operated in, and generated revenues to us through participation in, an Aframax tanker revenue sharing arrangement (the Teekay Pool) and a Suezmax tanker pooling arrangement (the Gemini Pool), respectively, each managed, in whole or in part, by subsidiaries of Teekay Corporation. Pooling arrangements are designed to spread the costs and risks associated with commercial management of vessels and to share the net revenues earned by all of the vessels in the pool. Although the net revenues are apportioned based on the actual earning days each vessel is available and, with respect to the Teekay Pool, the relative performance capabilities of each vessel as well, a pool may include vessels that do not perform as well in actual operation as our vessels. As a result, our share of the net pool revenues may be less than what we could earn operating our vessels independently.

The removal of any vessels from the Teekay Pool, the Gemini Pool, or any other pooling arrangement may adversely affect our operating results and ability to pay dividends.

We and Teekay Corporation have each committed to include in the Teekay Pool all of our and its respective Aframax-class crude tankers that are less than 15 years old and employed in the spot market or operate pursuant to time charters of less than 90 days. Participants in the Gemini Pool, including Teekay Corporation and third parties, have each agreed to include in the pool certain qualifying Suezmax-class crude tankers of the pool participants and their respective affiliates, including us that operate in the spot market or pursuant to time charters of less than one year. If we or Teekay Corporation remove vessels from the Teekay Pool or the Gemini Pool to operate under longer-term time charters, the benefits to us of the pooling arrangements could diminish. In addition, the European Union is in the process of substantially reforming the way it regulates traditional agreements for maritime services from an antitrust perspective. These changes may impose new restrictions on the way pools are operated or may prohibit pooling arrangements altogether. If for any reason our vessels, Teekay Corporation’s vessels, or any third party vessels cease to participate in the Teekay Pool, the Gemini Pool or another pooling arrangement, or if the pooling arrangements are significantly restricted, we may not achieve the benefits intended by pool participation and our results of operations and ability to pay dividends could be harmed.

Our failure to renew or replace fixed-rate charters could cause us to trade the related vessels in the spot market, which could adversely affect our operating results and make them more volatile.

As of March 1, 2012, nine of our tankers operated under fixed-rate time-charter contracts, seven of which are scheduled to expire in 2012, one in 2013, and one in 2014. If upon their scheduled expiration or any early termination we are unable to renew or replace fixed-rate charters on favorable terms, if at all, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.

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

Any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired; or

•	incur other significant charges, such as impairment of intangible assets, asset devaluation or restructuring charges.

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

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline substantially from existing levels, and have declined over the past few years. If the operation of a tanker is not profitable, or if we cannot re-deploy a chartered tanker at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Inability to dispose of vessels at a reasonable value could result in a loss on their sale and could adversely affect our results of operations and financial condition. In addition, one of our credit facilities contains loan-to-value financial covenants tied to the value of one vessel that collateralizes this credit facility. Significant decline in the market value of this tanker may require us to pledge additional collateral to avoid a default under this credit facility. We are required to maintain vessel value to outstanding loan principal balance ratio of 115% for this facility. At December 31, 2011 we were in compliance with this requirement.

Further, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings. Vessel values have declined significantly in recent years, and have contributed to goodwill impairment charges against our earnings.

Default by the borrower of the term loans in which we have invested could adversely affect our cash flows and financial condition.

We have invested in term loans with a total principal amount outstanding of $115.0 million as of December 31, 2011. We receive quarterly interest payments on the loans and the total loans outstanding will be due in 2013. The term loans are collateralized by first priority mortgages on VLCCs, together with other related security. If the borrower of these term loans defaults on its interest or principal payments for economic or other reasons, our cash flow would be reduced and we could suffer losses if the value of the collateral is insufficient to recover any outstanding principal and unpaid interest.

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

As of December 31, 2011, our long-term debt was approximately $348.9 million and an additional $277.5 million was available to us under our $616.5 million revolving credit facility. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facility. Our level of debt could have important consequences to us, including the following:

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

Vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather or natural disasters;

•	mechanical or electrical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	piracy;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from charters;

•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system affected by the spill;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these events could have a material adverse effect on our business, financial condition and operating results.

Insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.

The operation of oil tankers is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not generally carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

Our Manager may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill, marine disasters or natural disasters could exceed the insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime self-regulatory organizations.

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

Maritime claimants could arrest, or port authorities could detain, our vessels, which could interrupt our cash flow.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet or in the Teekay Pool or the Gemini Pool for claims relating to another of our ships. In addition, port authorities may seek to detain our vessels in port, which could adversely affect our operating results or relationships with customers.

Exposure to currency exchange rate fluctuations could result in fluctuations in our operating results.

Our primary economic environment is the international shipping market, which utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our expenses are in U.S. Dollars. However, we incur certain voyage expenses, vessel operating expenses, and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro and British Pound. This partial mismatch in revenues and expenses could lead to fluctuations in net income due to changes in the value of the U.S. Dollar relative to other currencies.

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

Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. These costs have continued to increase in 2011, but to a lesser extent compared to 2010. If we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

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

Our Aframax tankers that operate in the spot market and Teekay Corporation’s Aframax tankers that operate in the spot market or pursuant to time charters of less than 90 days are part of the Teekay Pool. Three of our Suezmax tankers and certain Suezmax tankers of Teekay Corporation currently participate in the Gemini Pool. These pooling arrangements are managed, in whole or in part, by Teekay Corporation subsidiaries. When operated in a pool, chartering decisions are made by the pool manager and vessel earnings are based on a formula designed to allocate the pool’s earnings to vessel owners based on actual on-hire performance of the vessels they contributed and, with respect to the Teekay Pool, attributes of the vessels, rather than amounts actually earned by those vessels. If we, Teekay Corporation or its affiliates terminate the pooling arrangements in which we participate pursuant to the terms thereof or if vessels of Teekay Corporation or us cease operating in the pooling arrangements for any other reason, our tankers may compete with other vessels owned or operated by Teekay Corporation to provide crude oil transportation services.

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

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our stockholders. However, our Chief Executive Officer and Chief Financial Officer also serve as executive officers of Teekay Corporation, and some of our non-independent directors also serve as executive officers or directors of Teekay Corporation, our Manager, the general partner of Teekay LNG Partners L.P. and the general partner of Teekay Offshore Partners L.P. (both of which are controlled by Teekay Corporation), and, as a result, have fiduciary duties to manage the business of Teekay Corporation and its affiliates in a manner beneficial to such entities and their stockholders or partners, as the case may be. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation, our Manager, Teekay LNG Partners L.P. or Teekay Offshore Partners L.P., on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our stockholders.

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

A non-U.S. entity taxed as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for U.S. federal income tax purposes if at least 75% of its gross income for any taxable year consists of certain types of “passive income,” or at least 50% of the average value of the entity’s assets produce or are held for the production of those types of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year, U.S. holders of our common stock will face adverse U.S. federal income tax consequences. Under the PFIC rules, unless those U.S. holders make certain elections available under the Code, such holders would be liable to pay tax at ordinary income tax rates plus interest upon certain distributions and upon any gain from the disposition of our common stock, as if such distribution or gain had been recognized ratably over the U.S. holder’s holding period. Please read “Item 10: Additional Information-Material U.S. Federal Income Tax Considerations-United States Federal Income Taxation of U.S. Holders-Consequences of Possible PFIC Classification.”

The preferential tax rates applicable to qualified dividend income are temporary, and the absence of legislation extending the term would cause our dividends to be taxed at ordinary graduated tax rates.

Certain of our distributions may be treated as qualified dividend income eligible for preferential rates of U.S. federal income tax to U.S. individual stockholders (and certain other U.S. stockholders). In the absence of legislation extending the term for these preferential tax rates or providing for some other treatment, all dividends received by such U.S. taxpayers in taxable years beginning after December 31, 2012 will be taxed at ordinary graduated tax rates. Please read “Item 10. Additional Information—Material U.S. Federal Income Tax Considerations—United States Federal Income Taxation of U.S. Holders—Distributions.”

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

Following our initial public offering, we acquired a total of eight conventional tankers from Teekay Corporation, including two Aframax tankers and six Suezmax tankers, entered into a joint venture with a third party to construct a VLCC newbuilding, which is expected to deliver in 2013, and also sold two Aframax tankers. Some of the acquisitions were financed by a combination of utilizing the net proceeds from follow-on equity offerings, as well as the assumption of existing debt, drawing on our revolving credit facility, and using our available working capital. In 2011, we entered into two agreements to time-charter in two Aframax tankers from third parties. Therefore, our fleet size has increased from 9 owned vessels in 2007 to 15 owned vessels, two chartered-in vessels and one newbuilding, and our capacity has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 2,200,000 dwt as of December 31, 2011.

Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2011 and 2012” for a more detailed discussion of recent developments.

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

Under the supervision of our executive officers and board of directors, our operations are managed by Teekay Tankers Management Services Ltd. (our Manager), a subsidiary of Teekay Corporation, that provides to us commercial, technical, administrative and strategic services. We employ our chartering strategy based on the outlook of our Manager for freight rates, oil tanker market conditions and global economic conditions. As of March 1, 2012, we owned fifteen vessels and in-chartered two vessels. As of the same date, five of our Aframax tankers were commercially managed in the Teekay Pool and three Suezmax tankers were commercially managed in the Gemini Pool. Our remaining nine vessels operated under fixed rate time-charter contracts as of that date. The Teekay Pool and Gemini Pool are pooling arrangements managed, in whole or in part, by subsidiaries of Teekay Corporation and which include certain vessels of us, Teekay Corporation and, with respect to the Gemini Pool, third party operators that are employed in the spot market or operate pursuant to time charters of less than 90 days, for Teekay Pool, or less than one year, for the Gemini Pool. By employing some of our vessels in these pooling arrangements, we believe we benefit from Teekay Corporation’s expertise in commercial management of oil tankers and economies of scale of a larger fleet, including higher vessel utilization and daily revenues. We also believe that these pooling arrangements limit Teekay Corporation’s ability to compete with us in the spot market.

In connection with our initial public offering in December 2007, Teekay Corporation agreed to offer to us the right to purchase from it up to four existing Suezmax-class oil tankers. In April 2008, we acquired two Suezmax tankers, the Ganges Spirit and the Narmada Spirit, and in June 2009 a third Suezmax tanker, the Ashkini Spirit pursuant to this commitment. In 2010, we completed the acquisition of the fourth Suezmax tanker, as well as acquiring two Aframax tankers and an additional two Suezmax tankers. The purchase price for each of these eight conventional tankers was the vessel’s fair market value at the time of offer, taking into account any existing charter contracts and based on independent ship broker valuations. We also anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties and additional tankers that Teekay Corporation may offer to us from time to time. These tankers may include crude oil and product tankers.

We have entered into a long-term agreement with our Manager (the Management Agreement) pursuant to which our Manager and its affiliates provide to us commercial, technical, administrative and strategic services, other than commercial services provided by other Teekay Corporation wholly or partially owned subsidiaries that manage the Teekay Pool and the Gemini Pool. We pay our Manager a market-based fee for these services. In order to provide our Manager with an incentive to increase our Cash Available for Distribution, we have agreed to pay a performance fee to our Manager under certain circumstances, in addition to the basic fee provided in the Management Agreement. Please read “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement” for additional information about the Management Agreement.

Our Fleet

As at December 31, 2011, our fleet consisted of 18 vessels, including chartered-in vessels, and newbuildings on order. The following table summarizes our fleet as at December 31, 2011:

	Owned Vessels	Chartered-in Vessels	Newbuildings	Total
Fixed-rate:
Aframax Tankers	6	—	—	6
Suezmax Tankers	3	—	—	3
VLCC Tankers	—	—	1	1

Total Fixed-Rate Fleet	9	—	1	10

Spot-rate:
Aframax Tankers (1)	3	2	—	5
Suezmax Tankers	3	—	—	3

Total Spot Fleet	6	2	—	8

Total Teekay Tankers Fleet	15	2	1	18

(1)	Two chartered-in Aframax tankers, the Stavanger Bell and the Sanko Brave, are currently on initial three-month time-charter in periods to March and April 2012, respectively. Teekay Tankers holds extension options to extend the time-charter in periods by up to four three-month options on the Stavanger Bell and two four-month options followed by two six-month options on the Sanko Brave, respectively.

The following table provides additional information about our owned Aframax-class oil tankers as of December 31, 2011, all of which are of Marshall Islands registry.

Vessel	Capacity (dwt)(1)	Built	Employment	Daily Rate	Expiration of Charter
Erik Spirit	115,500	2005	Pool	—	—
Esther Spirit	115,400	2004	Time charter	$18,200	Jul. 2012
Everest Spirit	115,000	2004	Time charter	$17,000	Jun. 2012
Helga Spirit	115,500	2005	Time charter	$18,000	Aug. 2014
Kanata Spirit	113,000	1999	Time charter	$17,250	Jul. 2012
Kareela Spirit	113,100	1999	Pool	—	—
Kyeema Spirit	113,300	1999	Time charter	$17,000	Nov. 2013
Matterhorn Spirit	114,800	2005	Time charter	$21,375	Nov. 2012
Nassau Spirit(2)	107,100	1998	Pool	—	—

Total Capacity	1,022,700

The following table provides additional information about our owned Suezmax-class oil tankers as of December 31, 2011, all of which are of Marshall Islands registry.

Vessel	Capacity (dwt) (1)	Built	Employment	Daily Rate	Expiration of Charter
Ashkini Spirit (2)	165,200	2003	Pool	—	—
Ganges Spirit (2)	159,500	2002	Time charter	$30,500	May 2012
Iskmati Spirit	165,300	2003	Pool	—	—
Kaveri Spirit	159,100	2004	Pool	—	—
Narmada Spirit (2)(3)	159,200	2003	Time charter	$21,000	Dec. 2012
Yamuna Spirit	159,400	2002	Time charter	$30,500	May 2012

Total Capacity	967,700

(1)	Deadweight tones.
(2)	The time charter also includes a profit share component. For the Narmada Spirit, the charter contract entitles us to 50% of the revenue the vessel generates in the Suezmax pool beyond the $21,000 daily rate, with the amount of the payment calculated and paid monthly. For the Ganges Spirit and the Yamuna Spirit, the charter contracts entitle us to the first $3,000 per day plus 50% thereafter of revenue that the vessels generate in the Suezmax pool beyond the $30,500 daily rate, with the amount of the payment calculated and paid in the second quarter of each year. For the Esther Spirit, the charter contract entitles us to 49% of the revenue the vessel would generate based on a spot market index average beyond a daily rate of $18,700 during the period from December 1 to March 20, annually.
(3)	Beginning January 29, 2012 through the scheduled expiration of the charter contract on December 31, 2012, the daily rate will be $22,000.

Please read Note 9 to our consolidated financial statements included in this Annual Report for information with respect to major encumbrances against our vessels. As of December 31, 2011, we had one commitment to fund our 50% proportion of the construction of a Very Large Crude Carrier (or VLCC) newbuilding through our joint venture.

Our Charters and Participation in the Teekay Pool and Gemini Pool

Chartering Strategy. We operate our vessels in both the spot market and under time charters of varying lengths up to three years in an effort to maximize cash flow from our vessels based on our Manager’s outlook for freight rates, oil tanker market conditions and global economic conditions. As of March 1, 2012, five of our vessels operated in the spot market through our participation in the Teekay Pool, three vessels operated in the spot market through our participation in the Gemini Pool, and nine of our vessels operated under fixed-rate time-charter contracts. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Our Manager also may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments. Likewise, the managers of the Teekay Pool and Gemini Pool may, with our approval, enter into fixed-rate time charters for vessels we include in those pooling arrangements, thereby decreasing spot-rate exposure without withdrawing the vessels from the pooling arrangements.

Voyage Charters. Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot market revenues may generate increased profit margins during times when tanker rates are increasing, while tankers operating under fixed-rate time charters generally provide more predictable cash flows. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. When the vessel is “off hire,” or not available for service, the shipowner generally is not entitled to payment, unless the charterer is responsible for the circumstances giving rise to the lack of availability. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.

The Teekay and Gemini Pools. As of March 1, 2012, the Teekay Pool included 31 Aframax crude tankers, including five of our vessels, and the Gemini Pool included 17 Suezmax crude tankers, including three of our vessels. Under the pooling arrangements, the aggregate revenues generated by the entire applicable pools are distributed to pool members, including us, pursuant to a pre-arranged weighting system based on actual earnings days each vessel is available during the applicable period and each vessel’s earnings capability based on its characteristics, speed and bunker consumption. The allocation for each vessel participating in the pool is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants and adjusted every six months based on the weighting system. Please read “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Pooling Arrangements,” for additional information about the Teekay Pool and the Gemini Pool.

Time Charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. A customer generally selects a time charter if it wants a dedicated vessel for a period of time, and the customer is commercially responsible for the use of the vessel. Under a typical time charter, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. When the vessel is off hire, the customer generally is not required to pay the hire rate and the owner is responsible for all costs. “Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under our time charters, hire is payable monthly in advance in U.S. Dollars. Hire payments may be reduced, or under some time charters the shipowner must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the average vessel speed falls below a guaranteed level or the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. When the vessel is “off hire,” or not available for service, the charterer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of fuel bunkers, unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off hire if there is an occurrence preventing the full working of the vessel.

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

Industry and Competition

We compete in the Aframax and Suezmax crude oil tanker markets. Our competition in the Aframax (80,000 to 119,999 dwt) and Suezmax (120,000 to 199,999 dwt) markets is also affected by the availability of other size vessels that compete in our markets. Suezmax size vessels and Panamax (55,000 to 79,999 dwt) size vessels can compete for many of the same charters for which our Aframax tankers compete; Aframax size vessels and VLCCs (200,000 to 319,999 dwt) can compete for many of the same charters for which our Suezmax tankers may compete. Because of their large size, VLCCs and Ultra Large Crude Carriers (320,000+ dwt) (or ULCCs) rarely compete directly with Aframax tankers, and ULCCs rarely compete with Suezmax tankers for specific charters. However, because VLCCs and ULCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

Seaborne transportation of crude oil and refined petroleum products are provided both by major energy companies (private as well as state-owned) and by independent ship owners. The desire of many major energy companies to outsource all or a portion of their shipping requirements has caused the number of conventional oil tankers owned by energy companies to decrease in the last 20 years. As a result of this trend, independent tanker companies now own or control a large majority of the international tanker fleet. As of December 31, 2011, the largest operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 58 Aframax vessels), Sovcomflot (approximately 49 Aframax vessels), the Sigma Pool (approximately 47 Aframax vessels) and the Aframax International Pool (approximately 39 Aframax vessels). As of December 31, 2011, the largest operators of Suezmax tonnage (including newbuildings on order) included the Orion Tankers Pool (approximately 30 Suezmax vessels), the Stena Sonangol Pool (approximately 29 Suezmax vessels), the Blue Fin Pool (approximately 19 Suezmax vessels), and Sovcomflot (approximately 18 Suezmax vessels).

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

Oil has been one of the world’s primary energy sources for a number of decades. As of February 10, 2012, the International Energy Agency (IEA) estimated that oil consumption will increase from 89.1 million barrels per day (or mb/d) in 2011, to 89.9 mb/d in 2012 driven by increasing consumption in non-OECD countries. A majority of known oil reserves are located in regions far from major consuming regions, which contributes positively toward demand for oil tankers.

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

Oil Tanker Supply. New Aframax and Suezmax tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, U.S. and international regulations require the earlier phase-out of existing vessels that are not double-hulled, regardless of their expected lifespan. As of December 31, 2011, the world Aframax crude tanker fleet consisted of 653 vessels, with an additional 51 Aframax crude oil tanker newbuildings on order for delivery through 2014, and the world Suezmax crude tanker fleet consisted of 410 vessels, with an additional 113 Suezmax crude oil tanker newbuildings on order for delivery through 2015. Currently, delivery of a vessel typically occurs within two to three years after ordering.

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

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current available amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism). None of our vessels are generally insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience. We believe that current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution.

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

Flag, Classification, Audits and Inspections

Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of the International Association of Classification Societies ltd (or IACS): DNV, Lloyd’s Register of Shipping or American Bureau of Shipping.

The applicable classification society certifies that the vessel’s design and build conforms to the applicable Class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. Class also verifies throughout the vessel’s life that she continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society (under Authority of the flag state), in accordance to the classification society rules, which in the case of our vessels follows a comprehensive five-year Special Survey cycle, renewed every fifth year. During each five-year period the vessel undergoes Annual and Intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. As our vessels are modern and we have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry dock at five-year intervals. In-water inspection is carried out during the second or third annual inspection (i.e. during an Intermediate Survey).

In addition to Class surveys, the vessel’s flag state also verifies the condition of the vessel during annual Flag State inspections, either independently or by additional authorization to Class. Also, Port State Authorities of a vessel’s port of call are authorized under international conventions to undertake regular and spot checks of vessels calling their jurisdiction.

Processes followed onboard are audited by either the flag state or the class society acting on behalf of flag state to ensure that they meet the requirements of International Management Code for the Safe Operation of Ships and for Pollution Prevention (or ISM Code). In our case, DNV as the certifying authority of our Safety Management System typically carries out this task. We also follow an internal process of internal audits undertaken at each office and vessel annually.

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We carry out a minimum of two such inspections, which helps us to ensure that:

•	our vessels and operations adhere to our operating standards;

•

the structural integrity of the vessel is being maintained; for this we use a comprehensive “Structural Integrity Management System” we developed. The system closely monitors the condition of the hulls of our vessels to ensure that structural strength and integrity are maintained throughout a vessel’s life;

•	machinery and equipment is being maintained to give full reliability in service;

•	we are optimizing performance in terms of speed and fuel consumption; and

•	the vessel’s appearance supports our brand and meets customer expectations.

Our customers also often carry out inspections under the Ship inspection Report Program, which is a significant safety initiative introduced by Oil Companies International Marine Forum to specifically address concerns about sub-standard shipping. The inspection results permit charterers to screen a vessel to ensure that it meets their general and specific risk-based shipping requirements.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater scrutiny, inspection and safety requirements on all vessels in the oil tanker and LNG and LPG carrier markets and will accelerate the scrapping or phasing out of older vessels throughout these markets.

Overall we believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

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

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (or Annex VI) sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

In addition, the IMO has proposed that all tankers of the size we operate that are built starting in 2012 contain ballast water treatment systems, and that all other similar sized tankers install treatment systems by their first intermediate or renewal survey after 2016. This convention has not yet been ratified, but when it becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

European Union (or EU)

Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled.

On May 17, 2011, the European Commission carried out a number of “dawn raids”, or unannounced inspections, at the offices of some of the world’s largest container line operators starting an antitrust investigation. We were not directly affected by this investigation and believe that we are compliant with antitrust rules. Nevertheless, it is possible that the investigation could be widened and new companies and practices come under scrutiny within the EU.

The EU has also adopted legislation (directive 2009/16/Econ Port State Control) which is in force from January 1, 2011 that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years, after July 2003); creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. Two new regulations were introduced by the European Commission in September 2010, as part of the implementation of the Port State Control Directive. These came into force on 1 January 2011 and introduce a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned be a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, whilst those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

The EU is has, by way of Directive 2005/35/EC, which has been amended by Directive 2009/123/EC created a legal framework for imposing criminal penalties in the event of discharges of oil and other noxious substances from ships sailing in its waters, irrespective of their flag. This relates to discharges of oil or other noxious substances from vessels. Minor discharges shall not automatically be considered as offences, except where repetition leads to deterioration in the quality of the water. The persons responsible may be subject to criminal penalties if they have acted with intent, recklessly or with serious negligence and the act of inciting, aiding and abetting a person to discharge a polluting substance may also lead to criminal penalties.

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

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our tankers are double-hulled.

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

Teekay Corporation has filed vessel response plans with the Coast Guard for the vessels we own and has received approval of such plans for all vessels in our fleet to operate in U.S. waters. In addition, regular oil spill response drills are conducted in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. OPA 90 allows U.S. state legislatures to pre-empt associated regulation if the state’s regulations are equal or more stringent. Several coastal states also require state-specific COFR and vessel response plans.

OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law. The application of this doctrine varies by jurisdiction.

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of best management practices, reporting, inspections and other requirements. The Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. We believe that the EPA may add requirements related to ballast water treatment technology to the Vessel General Permit requirements between 2012 and 2016 to correspond with the IMO’s adoption of similar requirements as discussed above.

Since 2009, several environmental groups and industry associations have filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. The EPA issued a revised Vessel General Permit in 2011, and has stated that it expects to take final action with respect to the revised Vessel General Permit by November 2012.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. The IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The EU also has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

Low Sulfur Fuel Regulation

Several regulatory requirements to use low sulfur fuel are in force or upcoming. The EU Directive 33/2005 (or the Directive) came into force on January 1, 2010. Under this legislation, vessels are required to burn fuel with sulfur content below 0.1% while berthed or anchored in an EU port (also the California Air Resources Board (CARB) require vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2012. As of January 1, 2015, all vessels operating within Emissions Control Areas (ECA) worldwide must comply with 0.1% sulfur requirements). Currently, the only grade of fuel meeting this low sulfur content requirement is low sulfur marine gas oil (or LSMGO). Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition, LSMGO is more expensive than HFO and this will impact the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements.

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

C. Organizational Structure

As of March 1, 2012, Teekay Corporation (NYSE: TK), through its 100%-owned subsidiary Teekay Holdings Ltd., had a 20.4% economic interest in us through its ownership of 3.6 million of our shares of Class A common stock and 12.5 million shares of our Class B common stock.

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

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2011.

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

The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations promulgated thereunder (or Treasury Regulations), judicial authority and administrative interpretations, as of the date of this Annual Report, all of which are subject to change, possibly with retroactive effect, or are subject to different interpretations.

Taxation as a Corporation. We will be taxed as a corporation for U.S. federal income tax purposes. As such, we will be subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below.

Taxation of Operating Income. We expect that substantially all of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time-charter and bareboat-charter income.

Transportation Income that is attributable to transportation that begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) will be considered to be 50% derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) will be considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations will be considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

We believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our activities give rise to U.S. Source International Transportation Income. Unless the exemption from tax under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis tax and the branch profits tax or the 4% gross basis tax, all of which are discussed below.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch profits taxes or 4% gross basis tax described below on its U.S. Source International Transportation Income. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it is organized in a jurisdiction outside the United States that grants an equivalent exemption from tax to corporations organized in the United States (or an Equivalent Exemption), it meets one of three ownership tests described in the Section 883 Regulations (or the Ownership Test), and it meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy the Ownership Test. We believe that we should satisfy the Ownership Test because our stock is primarily and regularly traded on an established securities market in the United States within the meaning of Section 883 of the Code and the Section 883 Regulations thereunder. We can give no assurance, however, that changes in the ownership of our stock subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed placed of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.

U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that any of our income has or will be U.S. Source Domestic Transportation Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35%). In addition, if we earn income that is treated as Effectively Connected Income, a 30% branch profits tax imposed under Section 884 of the Code generally would apply to such income, and a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we could be subject to the net basis corporate income tax and to the 30% branch profits tax with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2012, we estimate that the U.S. federal income tax on such U.S. Source International Transportation Income would have been approximately $1.2 million if the Section 883 Exemption and the net basis tax do not apply, based on the amount of U.S. Source International Transportation Income we earned for 2011. The amount of such tax for which we are liable for any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Our business is to own oil tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. We were formed in October 2007 by Teekay Corporation (NYSE: TK) (Teekay) - a leading provider of marine services to the global oil and gas industries and the world’s largest operator of medium-sized oil tankers - and we completed our initial public offering in December 2007. As at March 1, 2012, we owned nine Aframax tankers and six Suezmax tankers, time-chartered in two Aframax vessels from third parties, and owned a 50% interest in one VLCC newbuilding scheduled to deliver during the second quarter of 2013. As of March 1, 2012, six of our Aframax tankers and three of our Suezmax tankers operated under fixed-rate time-charter contracts with our customers, of which seven charter contracts are scheduled to expire in 2012, one time-charter contract is scheduled to expire in 2013 and one time-charter contract is scheduled to expire in 2014. Three fixed-rate contracts for the Suezmax tankers and one fixed-rate contract for the Aframax tankers include a component providing for additional revenues to us beyond the fixed hire rate when spot market rates exceed threshold amounts. Our remaining five Aframax tankers, including the two time-chartered in Aframax tankers, and three Suezmax tankers participate in an Aframax pooling arrangement and a Suezmax pooling arrangement, respectively, each managed by subsidiaries of Teekay. As of March 1, 2012, these pooling arrangements included 31 Aframax tankers and 17 Suezmax tankers, respectively. Through the participation of some of our vessels in these pooling arrangements, we expect to benefit from Teekay’s reputation and the scope of its operations in increasing our cash flows. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Teekay currently holds a majority of the voting power of our common stock, which includes Class A common stock and Class B common stock.

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

Significant Developments in 2011 and 2012

Public Offerings

In February 2012, we completed a public offering of 17.25 million shares of our Class A common stock at a price of $4.00 per share, for gross proceeds of $69.0 million. We used the net offering proceeds to repay $55.0 million of our outstanding debt under the revolving credit facility and the balance for general corporate purposes.

In February 2011, we completed a public offering of 9.9 million shares of our Class A common stock at a price of $11.33 per share, for gross proceeds of $112.1 million. On February 28, 2011, we used the net proceeds from the equity offering to prepay $103.0 million of outstanding debt under our revolving credit facility and the balance for general corporate purposes.

Other Significant Transactions

During 2011, we entered into two agreements to time-charter in two Aframax tankers from third parties and we traded both vessels in the Teekay Aframax pool. One of the time-charter in contracts commenced in July 2011 and was for a period of six months with our option to extend up to an additional 12 months. The second time-charter in contract commenced in August 2011 and was for a period of four months with our option to extend up to an additional 12 months. Both of the time-charter in contracts had fixed rates of $14,000 per day for their respective firm periods. As of March 1, 2012, we had exercised the extension options on both time-charter in contracts for a period of three months at reduced fixed rates of approximately $10,000 and $10,500 per day, respectively. The rates for the remaining option periods are at higher escalating rates.

During 2011, we entered into four time-charter out agreements, one for 36 months, one for 24 months and two for 12 months, for four of our owned Aframax tankers. Three of these vessels were previously trading in the Aframax pooling arrangement and one vessel had a time-charter out agreement. The four time-charter out agreements are at fixed rates of approximately $17,000 to $18,000 per day.

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

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Off hire (4)	Customer does not pay	Customer does not pay

(1)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.
(2)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(4)	“Off hire” refers to the time a vessel is not available for service.

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

Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Income from Vessel Operations. To assist us in evaluating our operations, we analyze the income we receive after deducting operating expenses, but prior to interest expense and income, realized and unrealized gains and losses on derivative instruments and other expenses.

Dry docking. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the age of the vessel. We capitalize a substantial portion of the costs incurred during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock. We expense, as incurred, costs for routine repairs and maintenance performed during dry dockings that do not improve or extend the useful lives of the assets. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry-docking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of:

•	charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels; and

•	charges related to the amortization of dry-docking expenditures over the estimated number of years to the next scheduled dry docking.

Time-Charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net revenues level in terms of “time-charter equivalent” (or TCE) rates, which represent net revenues divided by revenue days.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs, dry dockings or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue yet is not employed, are included in revenue days. We use revenue days to explain changes in our net revenues between periods.

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

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

Our financial results reflect the results of the interests in vessels acquired from Teekay Corporation for all periods the vessels were under common control. To date, we have acquired six Suezmax tankers and two Aframax tankers from Teekay. These acquisitions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method. Under this method of accounting our financial statements, for periods prior to the date the interests in these vessels were actually acquired by us, are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay and had begun operations. Our statement of (loss) income for 2010 reflects the financial results of the three of these six Suezmax tankers and the two Aframax tankers for the periods under common control of Teekay prior to the acquisition of the vessels by us, and our statement of (loss) income for 2009 reflects the financial results of four of these six Suezmax tankers and the two Aframax tankers for the periods under common control of Teekay prior to the acquisition of the vessels by us; such results for such periods are collectively referred to as the Dropdown Predecessor.

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

•

Vessel operating and other costs are facing industry-wide cost pressures. The oil shipping industry continues to experience a global manpower shortage of qualified seafarers due to growth in the world fleet, which in turn has resulted in upward pressure on manning costs. Going forward, we expect that there will be increases in crew compensation which will result in higher crewing costs as we keep pace with market conditions. In addition, factors such as pressure on raw material prices and changes in regulatory requirements could also increase operating expenditures. Although we continue to take measures to improve operational efficiencies and mitigate the impact of inflation and price escalations, future increases to operational costs are likely to occur.

•

The amount and timing of dry dockings of our vessels can significantly affect our revenues between periods. Our vessels are normally off hire when they are being dry docked. We had no vessels dry docking in 2011, compared to three vessels dry docked during 2010 and six vessels dry docked in 2009. The total number of days of off hire relating to dry docking during the years ended December 31, 2011, 2010 and 2009 were nil, 128 days and 196 days, respectively. As a result of including the financial results of the Dropdown Predecessor, the total number of days of off hire relating to dry docking increased by nil, nil and 47 days, for the years ended 2011, 2010 and 2009, respectively. For our existing fleet, there are two vessels scheduled for dry dockings in 2012 and four vessels scheduled for dry dockings in 2013.

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

Year Ended December 31, 2011 versus Year Ended December 31, 2010

The following table presents our operating results for the years ended December 31, 2011 and 2010 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Years Ended December 31,
(in thousands of U.S. dollars, except percentages)	2011	2010	% Change

Revenues	109,674	134,182	-18.3%
Interest income from investment in term loans	11,323	5,297	113.8%
Less: voyage expenses	(2,697)	(2,544)	6.0%

Net revenues	118,300	136,935	-13.6%

Vessel operating expenses	42,056	44,453	-5.4%
Time-charter hire expense	4,046	—	—
Depreciation and amortization	43,185	45,455	-5.0%
General and administrative	8,609	9,789	-12.1%
Loss on sale of vessels	—	1,864	—
Goodwill impairment charge	13,310	—	—

Income from vessel operations	7,094	35,374	-79.9%

Interest expense	(4,185)	(7,513)	-44.3%
Interest income	57	97	-41.2%
Realized and unrealized loss on derivative instruments	(11,444)	(10,536)	8.6%
Other expenses - net	(587)	(1,113)	-47.3%

Net (loss) income	(9,065)	16,309	-155.6%

Tanker Market

Crude tanker rates strengthened during the fourth quarter of 2011 due to seasonal factors and an increase in global oil production to record highs. In the Atlantic, weather in the North Sea and Baltic Sea and transit delays through the Turkish Straits led to an increase in European Aframax and Suezmax rates. The return of Libyan oil production to approximately 1.0 million barrels per day (mb/d) by the end of the year also provided support to tanker rates in the Mediterranean. In the Pacific, an increase in Asian oil imports to meet peak winter demand caused rates to firm up, particularly in the large crude oil tanker sectors. Weather disruptions in the Atlantic have continued to give support to crude tanker rates in early 2012.

The world tanker fleet grew by 26.1 million deadweight tonnes (mdwt), or 5.8%, during 2011, compared to an increase of 17.7 mdwt, or 4.1%, during 2010. A total of 39.6 mdwt of new tankers entered the global fleet in 2011, a decrease from 41.5 mdwt in the prior year. A total of 13.6 mdwt of tankers were removed for scrapping or conversion during 2011, a decrease from 23.8 mdwt in the prior year. Approximately 50 mdwt of tankers are scheduled for delivery during 2012; however, we anticipate an order book slippage rate of around 33% due to construction delays and order cancellations and estimate actual deliveries of approximately 33.5 mdwt. Assuming scrapping of 12 mdwt occurs, we estimate that the tanker fleet will grow by approximately 21.5 mdwt, or 4.5%, during 2012.

Based on the average range of forecasts from the International Energy Agency (IEA), the Energy Information Agency (EIA) and the Organization of Petroleum Exporting Countries (OPEC), global oil demand is expected to grow by 1.0 mb/d in 2012, with growth expected to be driven entirely by non-OECD regions. This increase in oil demand is expected to increase demand for tankers through 2012. In addition, we anticipate that average voyage distances will lengthen during 2012 due to a narrowing in the price spread between crude oil produced in the Atlantic - such as Brent - and Middle Eastern grades, which we expect will make Atlantic basin crude more attractive to Asian buyers.

With tanker supply growth expected to exceed demand growth for at least the first half of 2012, the current seasonal strength is expected to give way to spot tanker rate weakness and volatility similar to that experienced in 2011. These conditions are expected to persist through much of 2012 before an anticipated reduction in tanker supply growth begins to provide support for potentially stronger rates in the latter part of the year.

Fleet and TCE Rates

As at December 31, 2011, we owned nine Aframax-class and six Suezmax-class tankers, and time-chartered in two Aframax vessels from third parties. The financial results of the Dropdown Predecessor relating to the Kaveri Spirit, Yamuna Spirit, and Iskmati Spirit have been included, for accounting purposes, in our results as if the vessels were acquired on August 1, 2007 and the Dropdown Predecessor relating to the Helga Spirit and Esther Spirit have been included in our results as if the vessels were acquired on January 7, 2005 and July 30, 2004, respectively. These dates represent when the Dropdown Predecessor was acquired and began operations as conventional tankers for Teekay. The Kaveri Spirit, Yamuna Spirit, and Helga Spirit were acquired by us in April 2010 and in May 2010, and the Esther Spirit and Iskmati Spirit were acquired by us in November 2010. The inclusion of the financial results of the aforementioned vessels only impacts the year ended December 31, 2010. Please read Note 1 to our consolidated financial statements included in this Annual Report.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2011 and 2010:

	Year Ended December 31, 2011			Year Ended December 31, 2010
	Net Revenues (1)(2)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3)	Revenue Days	Average TCE per Revenue Day
	(in thousands)			(in thousands)

Voyage-charter contracts - Aframax	$16,946	1,295	$13,088	$21,335	1,246	$17,118
Voyage-charter contracts - Suezmax	$15,764	1,091	$14,447	$26,656	1,090	$24,465
Time-charter contracts - Aframax	$47,857	2,224	$21,515	$57,182	2,239	$25,544
Time-charter contracts - Suezmax	$29,864	1,094	$27,308	$30,741	1,095	$28,076

Total	$110,431	5,704	$19,360	$135,914	5,670	$23,971

(1)	Excludes a total of $2.8 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $0.6 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loan of $11.3 million and $5.3 million for 2011 and 2010, respectively.
(3)	Excludes a total of $2.9 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.4 million in off-hire bunker and other expenses.

Net Revenues. Net revenues decreased to $118.3 million for 2011 compared to $136.9 million for 2010, primarily due to:

•

a decrease of $10.9 million for 2011 from lower average TCE rates earned by our Suezmax vessels operating on spot-market-based voyage charters, resulting from the relatively weaker spot markets during 2011 compared to the prior year;

•

a net decrease of $8.0 million for 2011 resulting from the decrease in average TCE rates earned by our vessels employed on time-charter contracts in 2011 compared to 2010 as a result of new and renewed time-charter contracts at lower average TCE rates;

•	a decrease of $4.6 million for 2011 compared to the prior year as a result of fewer revenue days from the sales of the Falster Spirit and Sotra Spirit in April and August 2010, respectively;

•

a decrease of $4.0 million for 2011 from lower average TCE rates earned by our Aframax vessels operating on spot-market-based voyage charters, resulting from the relatively weaker spot markets during 2011 compared to the prior year; and

•

a decrease of $0.5 million for 2011 relating to lower profit-sharing amounts earned by the three applicable Suezmax tankers compared to the prior year, resulting from weaker average spot rates in 2011;

partially offset by

•	an increase of $6.0 million for 2011 compare to the prior year, resulting from interest income from an investment in term loans which earns and annual yield of approximately 10%;

•

an increase of $2.5 million for 2011 resulting from two additional vessels earning revenue as we entered into agreements to time-charter in two Aframaxes from third parties, compared to the prior year; and

•

an increase of $0.9 million for 2011 compared to the prior year as a result of more revenue days and lower off-hire expenses from having no scheduled dry dockings in 2011 compared to three dry dockings in the prior year.

Vessel Operating Expenses. Vessel operating expenses were $42.1 million for 2011 compared to $44.5 million for 2010, primarily due to a decrease of $2.4 million for 2011 relating to the Falster Spirit and the Sotra Spirit, which were sold in April and August 2010, respectively.

Depreciation and Amortization. Depreciation and amortization was $43.2 million for 2011 compared to $45.5 million for 2010, primarily due to the sale of the Falster Spirit and the Sotra Spirit in April and August 2010, respectively.

General and Administrative Expenses. General and administrative expenses were $8.6 million for 2011 compared to $9.8 million for 2010, primarily due to:

•	a decrease of $3.3 million in general and administrative expenses attributable to the Dropdown Predecessor during 2011 compared to 2010;

partially offset by

•

an increase of $2.0 million in technical, strategic and administrative service fees 2011 compared to 2010, which includes a one-time $0.5 million fee associated with the portion of stock-based compensation grants of our former Chief Executive Officer that had not vested prior to the date of his retirement on March 31, 2011; and

•	an increase of $0.1 million in corporate expenses incurred during 2011 compared to 2010.

Goodwill Impairment Charge. Goodwill impairment charge was $13.3 million for 2011 compared to $nil in 2010. As a result, the goodwill balance on the consolidated balance sheets at December 31, 2011 is $nil. During 2011, we concluded that indicators of impairment, being the continuing weak tanker market, which continues to experience an oversupply of vessels relative to tanker demand, were present for the conventional tanker fleet and consequently, we performed a vessel and goodwill impairment analysis on the conventional tanker fleet. Based on the results of this analysis, we concluded that there was no impairment to the vessel values. However, we concluded that the carrying value of the goodwill, all relating to the Suezmax reporting unit, exceeded its fair value. As a result, a goodwill impairment charge of $13.3 million was recognized in our consolidated statements of (loss) income for 2011. The fair value of this reporting unit was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected cash flows and the appropriate discount rates are in part based upon existing contracts, future tanker market rates, historical experience, financial forecasts and industry trends and conditions.

Interest Expense. Interest expense was $4.2 million for 2011 compared to $7.5 million for 2010. The decreases in interest expense were primarily due to:

•	a decrease of $2.3 million in interest expense attributable to the Dropdown Predecessor during 2011 compared to 2010;

•	a decrease of $0.6 million due to lower average debt balances outstanding for 2011 compared to 2010; and

•	a decrease of $0.4 million relating to amortization of capitalized loan costs for 2011 compared to 2010.

Realized and unrealized (loss) gain on interest rate swaps. During 2011 and 2010, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $215.0 million and $151.4 million, respectively, and with average fixed rates of approximately 3.1% and 4.5%, respectively. Short term variable benchmark interest rates during these periods were generally less than 1.5% and, as such, we incurred realized losses of $6.1 million and $5.6 million, respectively, during 2011 and 2010 under the interest rate swap agreements.

Long-term benchmark interest rates declined in 2011 and 2010, causing us to recognize unrealized losses of $5.3 million and $4.9 million in 2011 and 2010, respectively. Please see “Item 5. Operating and Financial Review and Prospects: Valuation of Derivative Instruments,” which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material changes in realized and unrealized (loss) gain on derivative instruments from period to period.

Net (Loss) Income. As a result of the foregoing factors, we recorded a net loss $9.1 million for 2011, compared to a net income of $16.3 million for 2010.

Year Ended December 31, 2010 versus Year Ended December 31, 2009

The following table presents our operating results for 2010 and 2009 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Years Ended December 31,
(in thousands of U.S. dollars, except percentages)	2010	2009	% Change

Revenues	134,182	159,690	-16.0%
Interest income from investment in term loans	5,297	—	—
Less: voyage expenses	(2,544)	(5,452)	-53.3%

Net revenues	136,935	154,238	-11.2%

Vessel operating expenses	44,453	46,644	-4.7%
Depreciation and amortization	45,455	45,158	0.7%
General and administrative	9,789	11,800	-17.0%
Net loss on sale of vessels	1,864	—	—

Income from vessel operations	35,374	50,636	-30.1%

Interest expense	(7,513)	(12,082)	-37.8%
Interest income	97	70	38.6%
Realized and unrealized gain (loss) on derivative instruments	(10,536)	4,310	-344.5%
Other expenses - net	(1,113)	(850)	30.9%

Net income	16,309	42,084	-61.2%

Fleet and TCE Rates

As at December 31, 2010, we owned nine Aframax-class and six Suezmax-class tankers. The financial results of the Dropdown Predecessor relating to the Kaveri Spirit, Yamuna Spirit, Iskmati Spirit, and Ashkini Spirit have been included, for accounting purposes, in our results as if the vessels were acquired on August 1, 2007 and the Dropdown Predecessor relating to the Helga Spirit and Esther Spirit have been included in our results as if the vessels were acquired on January 7, 2005 and July 30, 2004, respectively. These dates represent when the Dropdown Predecessor was acquired and began operations as conventional tankers for Teekay. The Kaveri Spirit, Yamuna Spirit, and the Helga Spirit were acquired by us in April 2010 and in May 2010, respectively, and the Esther Spirit and Iskmati Spirit were acquired by us in November 2010. The inclusion of the financial results of the aforementioned vessels excluding the Ashkini Spirit impacts 2010 and 2009, respectively, and the inclusion of the Ashkini Spirit only impacts 2009. Please read Note 1 to our consolidated financial statements included in this Annual Report.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2010 and 2009:

	Year Ended December 31, 2010			Year Ended December 31, 2009
	Net Revenues (1)(2)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3)	Revenue Days	Average TCE per Revenue Day
	(in thousands)			(in thousands)

Voyage-charter contracts - Aframax	$21,335	1,246	$17,118	$24,440	1,424	$17,165
Voyage-charter contracts - Suezmax	$26,656	1,090	$24,465	$47,343	1,754	$26,986
Time-charter contracts - Aframax	$57,182	2,239	$25,544	$70,529	2,348	$30,037
Time-charter contracts - Suezmax	$30,741	1,095	$28,076	$16,973	429	$39,564

Total	$135,914	5,670	$23,971	$159,285	5,955	$26,747

(1)	Excludes a total of $2.9 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.4 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loan of $5.3 million and $nil for 2010 and 2009, respectively.
(3)	Excludes a total of $3.8 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.3 million in off-hire bunker and other expenses.

Net Revenues. Net revenues decreased to $136.9 million 2010 compared to $154.2 million for 2009, primarily due to:

•

a net decrease of $5.8 million resulting from the employment of the Erik Spirit, Helga Spirit and Matterhorn Spirit on voyage-charters in 2010 instead of time-charters in 2009, resulting from lower average TCE rates earned by these vessels in 2010 compared to 2009;

•	a decrease of $5.1 million resulting from the extensions of existing time charters for the Everest Spirit and Nassau Spirit during 2010 at lower average TCE rates in 2010 compared to 2009;

•	decreases of $4.5 million and $2.3 million as a result of the sales of the Falster Spirit and Sotra Spirit, respectively, during 2010;

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

•	a decrease of $2.4 million relating to lower profit-share amounts earned by the three applicable Suezmax tankers compared to 2009;

•	a decrease of $1.1 million resulting from fewer revenue days in 2010 from the Erik Spirit and Matterhorn Spirit which had dry dockings and related repositioning days in 2010; and

•	a decrease of $1.1 million relating to the lower revenues associated with the various employments of voyage charters and time charters associated with the Esther Spirit in 2010 compared to 2009;

partially offset by

•	an increase of $5.3 million resulting from interest income from an investment in term loans of $115 million we made in July, 2010. This investment earns an annual yield of approximately 10%;

•

an increase of $4.8 million resulting from more revenue days in 2010 from the Esther Spirit, Everest Spirit, Helga Spirit, Kanata Spirit, Kareela Spirit, and Kyeema Spirit which had dry dockings and related repositioning days in 2009;

•

a net increase of $1.1 million resulting from the employment of the Yamuna Spirit on time charters in 2010 at higher average TCE rates compared to average TCE rate the vessel earned from voyage charter during 2009; and

•	an increase of $0.9 million resulting from lower pool management fees and commissions for vessel commercial management.

Vessel Operating Expenses. Vessel operating expenses decreased to $44.5 million for 2010 compared to $46.6 million for 2009, primarily due to net decreases in operating expenses relating to the Falster Spirit and the Sotra Spirit which were sold in April and August 2010, respectively, and a reduction in repairs and maintenance expenses in 2010 compared to 2009.

Depreciation and Amortization. Depreciation and amortization increased to $45.5 million for 2010 compared to $45.2 million for 2009, primarily due to the additional amortization of capitalized dry-docking expenditures relating to the three dry dockings in 2010, partially offset by the depreciation reduction related to the sales of the Falster Spirit and the Sotra Spirit in 2010.

General and Administrative Expenses. General and administrative expenses were $9.8 million for 2010 compared to $11.8 million for 2009, primarily as a result of lower general and administrative expenses attributable to the Dropdown Predecessor in these respective periods.

Interest Expense. Interest expense was $7.5 million and $12.1 million, respectively, for 2010 and 2009. The change in interest expense was primarily due to:

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

Realized and unrealized (loss) gain on interest rate swaps. During 2010 and 2009, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $151.4 million and $100.0 million, respectively, and with average fixed rates of approximately 4.5% and 5.6%, respectively. Short term variable benchmark interest rates during these periods were generally less than 1.5% and, as such, we incurred realized losses of and $5.6 million and $4.7 million, respectively during 2010 and 2009 under the interest rate swap agreements.

Long-term benchmark interest rates declined in 2010, causing us to recognize an unrealized loss of $4.9 million in 2010. As a result of significant increases in long-term benchmark interest rates in 2009, we recognized an unrealized gain of $9.0 million in 2009. Please see “Item 5. Operating and Financial Review and Prospects: Valuation of Derivative Instruments,” which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material changes in realized and unrealized (loss) gain on derivative instruments from period to period.

Net Income. As a result of the foregoing factors, net income was $16.3 million and $42.1 million, respectively, for 2010 and 2009.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our short-term liquidity requirements are for the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. We distribute the majority of our cash flow to shareholders through a full payout dividend policy.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings. Because we expect to pay a variable quarterly dividend equal to our Cash Available for Distribution during the previous quarter, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay or third parties.

Our revolving credit facility and term loan are described in “Item 18. Financial Statements: Note 9 – Long-Term Debt.” Our revolving credit facility and term loan contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facility and term loan require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, thus having a significant impact our short-term liquidity requirements. As at December 31, 2011, we and our affiliates were in compliance with all covenants relating to our revolving credit facility and term loan. Our revolving credit facility contains covenants that require us to maintain a minimum liquidity (i.e., cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of a minimum of $35.0 million and at least 5.0% of our total debt, which was $17.4 million at December 31, 2011. The term loan requires that our subsidiary maintain a hull coverage ratio of 115% of the total outstanding balance for the facility period, which was $11.4 million at December 31, 2011. As at December 31, 2011, we were in compliance with all of our covenants under our credit facilities.

As of December 31, 2011, our total cash and cash equivalents was $15.9 million. Our total liquidity, including cash and undrawn credit facilities, was $293.4 million as at December 31, 2011, compared to $186.7 million as at December 31, 2010. This increase in liquidity was primarily the result of our equity offering completed in February 2011, which provided net proceeds of $107.1 million. We believe that our working capital is sufficient for our present requirements. In February 2012, we completed a public offering of 17.25 million Class A common shares at a price of $4.00 per share, for total gross proceeds of $69.0 million. We used the net proceeds to repay $55.0 million of outstanding debt under our revolving credit facility and the balance for general corporate purposes. This offering further increased the amount of our total liquidity.

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

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
	2011	2010	2009

Net cash flow from operating activities	55,105	58,391	91,825
Net cash flow (used in) from financing activities	(49,381)	39,889	(102,996)
Net cash flow used in investing activities	(2,315)	(96,262)	(5,095)

Operating Cash Flows

Net cash flow from operating activities primarily reflects fluctuations in spot tanker rates, change in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates and more recently as a result of the reduction in global oil demand that was caused by a slow-down in global economic activity that began in the latter part of 2008.

Net cash flow from operating activities decreased to $55.1 million in 2011, compared to $58.4 million in 2010. This decrease was primarily due to a $19.1 million net decrease in operating earnings before depreciation, amortization, net loss on sale of two vessels and impairment of our goodwill. The decrease in operating earnings before non-cash items is mainly attributed to a decrease in average TCE rates earned by our spot and time-charter vessels as global tanker markets weakened in 2011 primarily due to an oversupply of vessels. These decreases in net cash flow were partially offset by a $6.2 million decrease in dry-docking expenditures, a $5.4 million decrease in non-cash working capital relating to our vessel operations and a $2.8 million decrease in net interest expense and realized loss on interest rate swaps.

Net cashflow from operating activities decreased to $58.4 million in 2010, compared to $91.8 million in 2009. This decrease was primarily due to a $27.9 million increase in non-cash working capital relating to our vessel operations and a $13.1 million net decrease in operating earnings before depreciation, amortization and net loss on sales of vessels. The decrease in operating earnings before non-cash items was primarily the result of a decrease in average TCE rates earned by our spot and time-charter vessels in 2010. These decreases in net cash flow were partially offset by a $5.3 million decrease in dry-docking expenditures and a $3.7 million decrease in net interest expense and realized loss on interest rate swaps.

Changes in non-working capital items related to operating activities resulted in a net cash outflow of $2.2 million for the year ended December 31, 2011 compared to a net cash inflow of $3.2 million in 2010 and a net cash outflow of $24.7 million in 2009. Changes in non-working capital items are primarily due to the timing of our cash receipts resulting from our time charter and pool revenues, and payments for the operating expenses incurred.

In addition, dry-docking expenditures were $nil, $6.2 million and $11.5 million for the 2011, 2010 and 2009, respectively. The number of vessel dry docking can vary between periods. There were no scheduled dry dockings for 2011, compared to three dry dockings in 2010 and six dry dockings in 2009. There were no off-hire days associated with dry docking and related repositioning time for 2011 compared to 128 off-hire days in 2010 and 196 off-hire days in 2009.

Financing Cash Flows

Net cash outflow from financing activities was $49.4 million for 2011, compared to a net cash inflow of $39.9 million in 2010, and a net cash outflow of $103.0 million in 2009. During 2011, we received $107.1 million in net proceeds from the February 2011 offering of 9.9 million Class A common shares, compared to $202.6 million of net proceeds from offerings received in 2010 and $65.5 million of net proceeds from offerings received in 2009. We also received $15.0 million, $185.0 million and $nil in proceeds from borrowings under our revolving credit facility during 2011, 2010 and 2009, respectively.

During 2011, 2010 and 2009, we repaid $1.8 million, $3.2 million and $3.6 million, respectively, as scheduled quarterly principal payments of our term loan. We also prepaid $118.3 million, $33.1 million and $20.0 million during 2011, 2010 and 2009, respectively, of indebtedness under our term loan and our revolving credit facility. The net cash outflow from financing activities attributable to the Dropdown Predecessor was $nil, $256.3 million and $94.6 million for 2011, 2010 and 2009, respectively.

We intend to distribute on a quarterly basis all of our Cash Available for Distribution, subject to any reserves established by our board of directors. Cash Available for Distribution represents net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income (loss) attributable to the historical results of vessels, when the vessels were under the common control of Teekay but prior to their acquisition by us. Total cash dividends declared and paid during 2011 were $51.4 million, compared to $55.2 million in 2010 and $50.4 million in 2009. On February 28, 2012, we paid a cash dividend of $0.11 per common share relating to the quarter ended December 31, 2011.

Investing Cash Flows

Net cash outflow from investing activities was $2.3 million for 2011, compared to a net cash outflow of $96.3 million in 2010 and a net cash outflow of $5.1 million in 2009. During 2011, we incurred $2.3 million in vessel upgrade and equipment expenditures, compared to $6.2 million in 2010 and $5.1 million in 2009, primarily to meet required EU environmental regulations.

During 2010, we invested $115.6 million to our investment in term loans and advanced $9.8 million to our joint venture for a VLCC newbuilding. Please refer to Notes 5 & 6 that accompany the consolidated financial statements included in Item 18 of the Annual Report. In addition, we received gross proceeds of $35.4 million in 2010 from the sale of the Falster Spirit and the Sotra Spirit. There were no vessel sales in 2011 or 2009.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2011:

(in millions of U.S. dollars)	Total	2012	2013 and 2014	2015 and 2016	Beyond 2016
U.S. Dollar-Denominated Obligations
Long-term debt (1)	348.9	1.8	3.6	31.3	312.2
Chartered-in vessels (operating leases) (2)	1.8	1.8	—	—	—
Technical vessel management and administrative fees	76.0	6.9	13.8	13.8	41.5
Newbuilding installments (3)	39.2	22.1	17.1	—	—

Total	465.9	32.6	34.5	45.1	353.7

(1)	Excludes expected interest payments of $3.8 million (2012), $7.3 million (2013 and 2014), $6.9 million (2015 and 2016) and $1.6 million (beyond 2016). Expected interest payments are based on the existing interest rates (fixed-rate loans) and LIBOR plus a margin of 0.60% at December 31, 2011 (variable-rate loans). The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.
(2)	Excludes payments required if we execute all options to extend the terms of two in-chartered leases. If we exercise all options to extend the terms of the two in-chartered leases, we would expect total payments of $4.8 million (2012) and $0.1 million (2013).
(3)	We have a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at December 31, 2011, the remaining commitments on the vessel, excluding capitalized interest and other miscellaneous construction costs, totaled $78.4 million of which our share is $39.2 million. Please read “Note 6. Loan to Joint Venture” to our consolidated financial statements included in this Annual Report.

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

Vessel Lives and Impairment

Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation and impairment charges. We depreciate the original cost, less an estimated residual value, of our vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature.

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable, which occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

The following table presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2011. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment. The estimated future undiscounted cash flows of certain vessels reflected in the following table may be significantly greater than their respective carrying values. Consequently, in these cases the following table would not necessarily represent vessels that would likely be impaired in the next twelve months, and the recognition of an impairment in the future for those vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. The estimated future undiscounted cash flows of certain other vessels in the following table may only be marginally greater than their respective carrying values. Consequently, in these cases the recognition of an impairment in the future may be more likely given the number of potential events that could result in our reducing our estimate of future undiscounted cash flows.

(in thousands of USD, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Aframax and Suezmax Tankers	15	$434,000	$716,567

(1)	Market values are based on second-hand market comparables. Since vessel values can be highly volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for Aframax and Suezmax tankers, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience and our projections of the number of future conventional tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in our depreciation calculations.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature in our historical experience, including estimated revenue under existing contract terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment.

Dry docking

Description. We capitalize a substantial portion of the costs we incur during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking to the estimated completion of the next dry docking. We immediately expense costs for routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets.

Judgments and Uncertainties. Amortization of capitalized dry-docking expenditure requires us to estimate the period of the next dry docking. While we typically dry dock each vessel every 2.5 to 5 years, we may dry dock the vessels at an earlier date. The actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next dry dock date we will adjust our annual amortization of dry-docking expenditures. If we consider a vessel or equipment to be impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair market value. The new lower cost basis will result in a lower annual depreciation expense than before the vessel impairment.

Valuation of Derivative Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of (loss) income.

Judgments and Uncertainties. The fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements. The fair value of our derivative instruments is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates and the current credit worthiness of ourselves and the swap counterparties. The estimated amount for interest rate swap agreements is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

The fair value of our interest rate swap agreements at the end of each period is most significantly impacted by the interest rate implied by the benchmark interest rate yield curve, including its relative steepness. Interest rates have experienced significant volatility in recent years in both the short and long term. While the fair value of our interest rate swap agreements is typically more sensitive to changes in short-term rates, significant changes in the long-term benchmark interest rate also materially impact our interest rate swap agreements.

The fair value of our interest rate swap agreements is also impacted by changes in our specific credit risk included in the discount factor. We discount our interest rate swap agreements with reference to the credit default swap spreads of global industrial companies with a similar credit rating and by considering any underlying collateral. The process of determining credit worthiness requires significant judgment in determining which source of credit risk information most closely matches our risk profile.

The benchmark interest rate yield curve and our specific credit risk are expected to vary over the life of the interest rate swap agreements. The larger the notional amount of the interest rate swap agreements outstanding and the longer the remaining duration of the interest rate swap agreements, the larger the impact of any variability in these factors will be on the fair value of our interest rate swaps. We economically hedge the interest rate exposure on a significant amount of our long-term debt and for long durations. As such, we have historically experienced, and we expect to continue to experience, material variations in the period-to-period fair value of our derivative instruments.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 – Financial Statements: Note 10 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of (loss) income.

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

Judgments and Uncertainties. The allocation of the purchase price of acquired companies requires management to make significant estimates and assumptions, including estimates of future cash flows expected to be generated by the acquired assets and the appropriate discount rate to value these cash flows. In addition, the process of evaluating the potential impairment of goodwill and intangible assets is highly subjective and requires significant judgment at many points during the analysis. The fair value of our vessels with goodwill was estimated based on discounted expected future cash flows using a weighted-average cost of capital rate. The estimates and assumptions regarding expected cash flows and the appropriate discount rates require considerable judgment and are based upon existing contracts, future spot tanker market rates, historical experience, financial forecasts and industry trends and conditions.

Effect if Actual Results Differ from Assumptions. During 2011, a goodwill impairment charge of $13.3 million was recognized in our consolidated statements of (loss) income. The fair value of the vessels with goodwill was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected cash flows and the appropriate discount rates are in part based upon existing contracts, future tanker market rates, historical experience, financial forecasts and industry trends and conditions. As a result of the impairment charge, there was no goodwill attributable to any of our vessels as of December 31, 2011.

Recent Accounting Pronouncements

In January 2011, we adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, the provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, we will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this amendment did not have an impact on our consolidated financial statements.

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

Effective April 1, 2011, Bruce Chan assumed the position of Chief Executive Officer of Teekay Tankers Ltd. Bjorn Moller, who served as Chief Executive Officer of Teekay Tankers Ltd. since October 2007, retired from this position effective March 31, 2011. Mr. Moller remains a director of Teekay Tankers Ltd.

Our Chief Executive Officer, Bruce Chan, and our Chief Financial Officer, Vincent Lok, allocate their time between managing our business and affairs directly as such officers, and indirectly as officers of our Manager, and the business and affairs of Teekay Corporation, for which they also serve as the President of Teekay Tanker Services division, and Executive Vice President and Chief Financial Officer, respectively. The amount of time Messrs. Chan and Lok allocate among our business and the businesses of Teekay Corporation, our Manager and other subsidiaries of Teekay Corporation varies from time to time depending on various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

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

Directors and Executive Officers of Teekay Tankers Ltd.

The following table provides information about the directors and executive officers of Teekay Tankers Ltd. Directors are elected for one-year terms. The business address of each of our directors and officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Ages of the directors and executive officers are as of March 1, 2012.

Name	Age	Position

C. Sean Day	62	Chairman of the Board of Directors (1)

Bruce Chan	39	Chief Executive Officer – effective April 1, 2011

Vincent Lok	43	Chief Financial Officer

Richard J.F. Bronks	46	Director (2)

Peter Evensen	53	Director

William Lawes	68	Director (2)

Bjorn Moller	54	Director (3)

Richard T. du Moulin	65	Director (2)

(1)	Member of Nominating and Governance Committee.
(2)	Member of Audit Committee, Conflicts Committee, and Nominating and Governance Committee.
(3)	Mr. Moller served as Chief Executive Officer of Teekay Tankers Ltd. until March 31, 2011.

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

Bruce Chan became Chief Executive Officer of Teekay Tankers Ltd. on April 1, 2011, having joined Teekay in 1995 and been appointed to his most recent role as President, Teekay Tanker Services (TTS) in April 2008. As Chief Executive Officer of Teekay Tankers Ltd. and President of TTS, Mr. Chan leads a global network of commercial offices in Asia, Europe and North America, with the responsibility of marketing Teekay’s fleet of conventional tankers. Prior to his most recent appointments, Mr. Chan was already a member of Teekay Corporation’s Senior Leadership Team, serving as Executive Vice President of Corporate Resources, responsible for Human Resources, Corporate Communications & Marketing, Corporate Services, and Information Technology. Since joining the company in 1995, he has held senior roles in Teekay’s Finance and Strategic Development groups, including managing several of the company’s strategic acquisitions. He has also previously served as Director, Strategic Development in TTS. Prior to joining Teekay, he was a Chartered Accountant with Ernst & Young. Mr. Chan also holds an MBA and is a Chartered Financial Analyst.

Vincent Lok has served as Chief Financial Officer of Teekay Tankers Ltd. since October 2007. Mr. Lok has served as Teekay Corporation’s Executive Vice President and Chief Financial Officer since July 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in March 2002 and Senior Vice President and Treasurer in February 2004. He was subsequently appointed Senior Vice President and Chief Financial Officer in November 2006. Mr. Lok also serves as the Chief Financial Officer of our Manager. Prior to joining Teekay Corporation, Mr. Lok worked as a Chartered Accountant with Deloitte & Touche LLP. Mr. Lok is also a Chartered Financial Analyst.

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

William Lawes joined the Board of Directors of Teekay Tankers Ltd. in January 2008. Mr. Lawes served as a Managing Director and a member of the Europe, Africa and Middle East Regional Senior Management Board of JPMorgan Chase and its predecessor banks based in London from 1987 until 2002. His functional responsibility was Chief Credit and Counterparty Risk Officer for the region. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland. Since March 2005, Mr. Lawes has served as a Director and Chairman of the Audit Committee of Diana Shipping Inc., a global provider of shipping transportation services. Prior to his retirement in 2010, Mr. Lawes was a trustee and Chairman of the Finance and Audit Committee of Care International U.K., a global humanitarian charity for 12 years.

Bjorn Moller served as Teekay Tankers’ Chief Executive Officer from October 2007 until March 31, 2011. Contemporaneously, Mr. Moller also served as the President and Chief Executive Officer of Teekay Corporation from April 1998 until March 31, 2011. He also served as Vice Chairman and Director of Teekay GP L.L.C., formed in November 2004, and Vice Chairman and Director of Teekay Offshore GP L.L.C. formed in August 2006, in each case until March 31, 2011. Mr. Moller continues to serve as a Director of Teekay Tankers Ltd., and Teekay Corporation. Mr. Moller has over 25 years of experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since 2006. He held senior management positions with Teekay Corporation for more than 15 years, and led Teekay’s overall operations from January 1997, following his promotion to the position of Chief Operating Officer. Prior to that, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities.

Richard T. du Moulin joined the Board of Directors in December 2007. Mr. du Moulin is currently the President of Intrepid Shipping LLC, a position he has held since he founded Intrepid Shipping in 2002. From 1998 to 2002, Mr. du Moulin served as Chairman and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chairman of the Seamens Church Institute of New York and New Jersey. Mr. du Moulin currently serves as a Director of Tidewater Inc. and is on the board of Globe Wireless LLC. Mr. du Moulin served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999.

Directors and Executive Officers of Our Manager

The following table provides information about the directors and executive officers of our Manager. As noted above, our Manager and certain of its wholly owned subsidiaries provide to us commercial, technical, administrative and strategic services pursuant to the Management Agreement. Our Manager was formed, and its directors and executive officers were appointed, in October 2007. Ages of these individuals are as of March 1, 2012.

Name	Age	Position

C. Sean Day	62	Chairman of the Board of Directors

Bruce Chan	39	Chief Executive Officer and Director – effective April 1, 2011

Vincent Lok	43	Chief Financial Officer

Peter Evensen	53	Director

As noted above, the directors and executive officers of our Manager also serve as directors or executive officers of us. The business experience of these individuals is described above.

Compensation of Directors and Senior Management

Executive Compensation

Our executive officers are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or such other subsidiaries, and we reimburse Teekay Corporation for time spent by our executive officers on our management matters following our initial public offering in 2007. This reimbursement is a component of the management fee we pay our Manager, pursuant to the Management Agreement we have with our Manager. The aggregate amount of such reimbursement for the year ended December 31, 2011 was $1.7 million (2010: $1.0 million; and 2009: $1.2 million).

Compensation of Directors

Officers of us or Teekay Corporation who serve as our directors do not receive additional compensation for their service as directors. Each of our non-management directors receives compensation for attending meetings of the board of directors, as well as committee meetings. Effective January, 2011, non-employee directors (excluding the chairman of the board of directors) receive an annual cash fee of $50,000 and an annual award of fully-vested shares of Class A common stock with a value of approximately $70,000. The Chairman of the Board of Directors receives an annual cash fee of $82,500 and an annual award of fully-vested shares of Class A common stock with a value of approximately $82,500. In addition, members of the Audit Committee each receive a committee cash fee of $7,500 per year, and the chair of the Audit Committee receives a fee of $12,500 for serving in that role. Members of the Conflicts Committee each receive a committee fee of $7,500 per year, and the chair of the Conflicts Committee receives a fee of $12,500 for serving in that role. The chair of the Nominating and Governance Committee receives a fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the board of directors and committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2011, the five non-employee directors received an aggregate of $313,333 in cash fees for their services as directors (2010: $245,000; 2009: $245,000). In addition, during 2011, we awarded an aggregate of 30,596 (2010: 19,371; and 2009: 28,178) Class A common shares to non-employee directors.

Long-Term Incentive Program

We have adopted the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan in which our and our affiliates’ employees, directors and consultants are eligible to participate. The plan provides for the award of restricted stock, restricted stock units, stock options, stock appreciation rights and other stock or cash-based awards. To date, we have satisfied all awards under the plan through open market purchases and deliveries to the grantees, rather than issuing shares from authorized capital. During 2011, 30,596 shares were awarded to non-employee directors under the plan. As at December 31, 2011, we had 1,000,000 shares of our Class A common stock reserved for delivery pursuant to awards granted under the plan.

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

The Board has adopted our Corporate Governance Guidelines that address, among other things, director qualification standards, director functions and responsibilities, director access to management, director compensation and management succession. This document is available under the “ About Us—Corporate Governance” section of our website (www.teekaytankers.com).

The Board has the following three committees: Audit Committee, Conflicts Committee, and Nominating and Governance Committee. The membership of these committees as of March 1, 2012 and the function of each of the committees are described below. Each of the committees, other than the Nominating and Governance Committee, is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Other Information—Corporate Governance” in the Investor Centre of our Web site at www.teekaytankers.com. During 2011, the Board held six meetings. Directors attended all meetings, except for one Board meeting where one director was absent. Committee members attended all committee meetings except for one meeting at which one director was absent.

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

As of December 31, 2011, approximately 640 seagoing staff served on our vessels. We employ no seagoing staff directly. Instead, certain subsidiaries of Teekay Corporation employ the crews for all vessels. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries. The salaries and other costs associated with the crews supplied by Teekay Corporation are among the items covered by technical management fees payable by us under the Management Agreement.

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

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of March 1, 2012, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of April 30, 2012 (60 days after March 1, 2012) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned(1)
All directors and executive officers as a group (8 persons)(1)	312,667	0.5%	0.4%

(1)	Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation. Please read “Item 7. Major Shareholders and Related Party Transactions” for more detail.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership, as of April 9, 2012, of our Class A and Class B common stock by each entity or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, an entity or group beneficially owns any shares that the entity or group has the right to acquire as of June 8, 2012 (60 days after April 9, 2012) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Class B Common Stock	Percent of Class B Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned
Teekay Corporation(1)	3,612,244	5.4%	12,500,000	100.0%	20.4%

(1)	The voting power represented by shares beneficially owned by Teekay Corporation is 2.8% for Class A common stock, 48.4% for Class B common stock and 51.2% for total Class A and Class B common stock.

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

We completed the acquisition of the fourth Suezmax tanker, as well as acquiring two Aframax tankers and an additional two Suezmax tankers, during 2010. In April 2010, we acquired two Suezmax tankers, the Kaveri Spirit and the Yamuna Spirit, for a total of $124.2 million. In May 2010, we acquired an Aframax tanker, the Helga Spirit, for $44.5 million. In November 2010, we acquired from Teekay Corporation an Aframax tanker and a Suezmax tanker, the Esther Spirit and the Iskmati Spirit, respectively, for a total of $107.5 million. Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2011 and 2012” and Note 14 to our consolidated financial statements included in this Annual Report.

Business Opportunities

Under the contribution, conveyance and assumption agreement, Teekay Corporation and we agreed that Teekay Corporation and its other affiliates may pursue any Business Opportunity (as defined below) of which it, they or we become aware. Business Opportunities may include, among other things, opportunities to charter-out, charter-in or acquire oil tankers or to acquire tanker businesses.

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

Bjorn Moller, our former Chief Executive Officer and one of our Directors, is also a director of Teekay Corporation and was also the Chief Executive Officer until his retirement on March 31, 2011. He was also a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. until March 31, 2011.

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

Compensation of the Manager

Management Fee. In return for services under the Management Agreement, we pay our Manager a management fee based on the following components:

•

Commercial services fee. We pay a fee to our Manager for commercial services it provides to us currently equal to 1.25% of the gross revenue attributable to the vessels, on time charter, our Manager commercially manages for us (excluding vessels participating in the Teekay Pool or the Gemini Pool). We paid commercial service fees of $1.0 million for 2011, and $1.0 million for 2010.

•	Technical services fee. We pay a fee to our Manager for technical services fees, and we paid technical services fees of $3.1 million for 2011, and $2.3 million for 2010.

•

Administrative and strategic services fees. We pay fees to our Manager for administrative and strategic services that reimburse our Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. The amount of the profit margin is based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar administrative and strategic services. The transfer pricing study is updated at least annually. We paid administrative and strategic services fees of $3.4 million for 2011, and $2.4 million for 2010.

Performance Fee. In order to provide our Manager with an incentive to increase our Cash Available for Distribution, the Management Agreement also provides for payment to our Manager of a performance fee in certain circumstances, in addition to the basic fees described above. If Gross Cash Available for Distribution (as defined below) for a given fiscal year exceeds $3.20 per share of our outstanding common stock (or the Incentive Threshold), which represents 20% above an annual incentive baseline dividend amount of $2.65 per share (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year), our Manager generally is entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves our board of directors may have taken during the applicable fiscal period that have not already reduced the Cash Available for Distribution. We did not incur any performance fees for 2011 or 2010.

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

Teekay Pool

In connection with our initial public offering, we entered into a revenue sharing pool agreement (the Teekay Pooling Agreement) with Teekay Corporation and Teekay Chartering Limited, a subsidiary of Teekay Corporation. Pursuant to the Teekay Pooling Agreement, we and Teekay Corporation have agreed to include in the Teekay Pool all of our and its respective Aframax-class oil tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. As of March 1, 2012, the Teekay Pool consisted of 31 tankers, including five of our tankers. Any Aframax tanker that becomes subject to a time charter with a term of at least 90 days or becomes subject to enforcement action under a ship-mortgage foreclosure or similar proceeding will no longer participate in the Teekay Pool, unless otherwise agreed by Teekay Corporation and us. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a third party who is not a party to the Teekay Pooling Agreement.

Under the Teekay Pooling Agreement, Teekay Chartering Limited commercially manages the Teekay Pool by providing chartering and marketing services for all participating tankers. We remain responsible for the technical management of our vessels in the Teekay Pool, and our Manager provides these technical services to us pursuant to the Management Agreement.

Allocation of Teekay Pool Earnings. The Teekay Pool provides a revenue sharing mechanism whereby aggregate revenues and related expenses of the pool are distributed to pool participants based on an allocation formula. Revenues generated by vessels operating in the Teekay Pool less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its characteristics, speed and bunker consumption, as well as actual on-hire performance. The allocation for each vessel participating in the pool is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants and adjusted every six months based on the weighting system.

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

Upon delivery of each of our vessels to the Teekay Pool, we are required to advance to Teekay Chartering Limited $250,000 for working capital purposes. We may be required to advance additional working capital funds from time to time. Working capital advances will be returned to us when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies. Please read Note 14 to our consolidated financial statements included in this Annual Report.

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

Gemini Pool

Teekay Corporation and certain third party vessel owners and operators are parties to a revenue sharing pool agreement (the Gemini Pooling Agreement) pursuant to which these pool participants have each agreed to procure to include in the pool certain qualifying Suezmax-class crude tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. The Gemini Pool was a wholly-owned subsidiary of Teekay Corporation in 2011 and ceased to be wholly-owned by Teekay Corporation on February 1, 2012. As of February 1, 2012, the Gemini Pool is jointly owned by Teekay Corporation and two third parties where all three parties have the same equal interest in the Gemini Pool.

As of March 1, 2012, the Gemini Pool consisted of 17 tankers, including three of our vessels. A participating Suezmax tanker will no longer participate in the Gemini Pool if it becomes subject to a time charter with a term exceeding one year, unless otherwise agreed by all pool participants. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Gemini Pooling Agreement.

Vessel owners remain responsible for the technical management of their vessels in the Gemini Pool, and our Manager provides these technical services with respect our vessels pursuant to the Management Agreement.

Allocation of Gemini Pool Earnings. The Gemini Pool provides a revenue sharing mechanism whereby aggregate revenues and related expenses of the pool are distributed to pool participants based on an allocation formula. Revenues generated by vessels operating in the Gemini Pool less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its characteristics, speed and bunker consumption, as well as actual on-hire performance. The allocation for each vessel participating in the pool is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants and adjusted every six months based on the weighting system.

Commercial Management Fee and Working Capital Payments. Gemini Tankers provides commercial services to pool participants and otherwise administers the pool in exchange for a fee currently equal to $275 per vessel per day (which will increase to $325 per vessel per day commencing July 1, 2012) plus 1.25% of the gross revenues attributable to the participant’s vessels.

Effective February 1, 2012, vessels entering the Gemini pool are required to have approximately 3,000 metric tons of bunker fuel on board. Any difference from this standard and the actual quantity on board shall be added to or subtracted from a working capital contribution requirement based on the last invoiced price prior to joining the pool. Working capital in aggregate of $2.0 million is required, which will be reduced by the last invoiced price for bunker fuel on board bard on the actual quantity, provided that, in no event will the amount of cash payable be less than $300,000. Should a vessel have less than 2,000 metric tons of bunker fuel on board, it may be refused entry to the pool until such time as the bunker fuel quantities are within the required limits. Working capital advances will be returned when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies and taking into account the differences in bunker fuel values at the time of withdrawal compared to when the vessel entered into the pool. Please read Note 14 to our consolidated financial statements included in this Annual Report.

Term and Termination. There is no specific expiration date for the Gemini Pooling Agreement. However, the pool may be wound up upon unanimous agreement of all participants or upon 90 days advance notice by Gemini Tankers. A pool participant may withdraw from the Gemini Pool upon at least 30 days’ notice and shall cease to participate in the Gemini Pool if, among other things, it materially breaches the Gemini Pooling Agreement and fails to resolve the breach within a specified cure period or experiences certain bankruptcy events.

Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2011 and 2012” and Note 14 to our consolidated financial statements included in this Annual Report.

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

Significant Changes

Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2011 and 2012.”

Item 9. The Offer and Listing

Our Class A common stock is listed on the New York Stock Exchange (or NYSE) under the symbol “TNK”. The following table sets forth the high and low closing sales prices for our Class A common stock on the NYSE for each of the periods indicated:

Years Ended	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008	Dec. 31, 2007 (1)

High	$12.93	$13.94	$14.55	$26.14	$22.20
Low	3.42	8.61	7.59	4.82	19.50

Quarters Ended	Mar. 31, 2012	Dec. 31, 2011	Sept. 30, 2011	Jun. 30, 2011	Mar. 31, 2011	Dec. 31, 2010	Sept. 30, 2010	Jun. 30, 2010	Mar. 31, 2010

High	$6.07	$5.18	$9.33	$10.76	$12.93	$12.64	$13.94	$13.18	$12.57
Low	3.74	3.42	4.60	8.47	9.55	11.85	10.69	10.14	8.61

Months Ended	Mar. 31, 2012	Feb. 29, 2012	Jan. 31, 2012	Dec. 31, 2011	Nov. 30, 2011	Oct. 31, 2011

High	$6.07	$4.74	$4.72	$3.92	$4.99	$5.18
Low	4.39	4.00	3.74	3.42	3.61	3.87

(1)	Period beginning December 14, 2007.

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

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

a)	Purchase Agreement, dated June 24, 2009, for the purchase of Ashkini Spirit L.L.C (formerly Ingeborg Shipping L.L.C.) between Teekay Tankers Ltd., and Teekay Corporation.

b)	Purchase Agreement dated April 6, 2010 for the purchase of the entire membership interests in Yamuna Spirit L.L.C., Kaveri Spirit L.L.C., and Helga Spirit L.L.C. between Teekay Corporation and Teekay Tankers Ltd. Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2010 and 2011” for a discussion on the Aframax tanker and two Suezmax tankers we acquired from Teekay Corporation in April, 2010.

c)	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Alpha Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch.

d)	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Beta Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch.

e)	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC A Investment L.L.C.

f)	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC B Investment L.L.C.

g)	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd.

h)	Purchase Agreement dated November 1, 2010 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Esther Spirit L.L.C., and Iskmati Spirit L.L.C. Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2011 and 2012” for a discussion on the additional Aframax tanker and Suezmax tanker we acquired from Teekay Corporation in 2010.

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

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to stockholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations promulgated thereunder (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Tankers Ltd.

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

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your own tax advisor about the U.S. federal income tax consequences of owning and disposing the common stock.

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

Distributions

Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. Dividends paid with respect to our common stock generally will be treated as “passive category income” or, in the case of certain types of U.S. Holders, “general category income” for purposes of computing allowable foreign tax credits for U.S. federal income tax purposes.

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that currently is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121–day period beginning 60 days before the date on which the common stock becomes ex–dividend; (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder. In the absence of legislation extending the term of the preferential tax rates for qualified dividend income, all dividends received by a taxpayer in taxable years beginning after December 31, 2012 will be taxed at ordinary graduated tax rates.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long–term capital loss to the extent of such dividend.

Certain U.S. Individual Holders will be subject to a 3.8% tax on, among other things, dividends for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common stock.

Sale, Exchange or Other Disposition of Common Stock

Assuming we do not constitute a PFIC for any taxable year, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long–term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss generally will be treated as U.S.–source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain U.S. Individual Holders will be subject to a 3.8% tax on, among other things, capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common stock.

Consequences of Possible PFIC Classification

A non–U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75% of its gross income is “passive” income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, and gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-001) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark–to–market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for our taxable years that end with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such pro rata share would not exceed the income allocable to dividends on our shares, although ordinary earnings could be allocated to a shareholder in a taxable year before the dividend is paid. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the holder’s holding period of our common stock during which we qualified as a PFIC, the holder may be treated as having made a timely QEF election by filing a QEF election with the holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the holder would otherwise recognize if the holder sold the holder’s common stock on the “qualification date.” The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the holder’s holding period of our common stock during which we qualified as a PFIC and the holder did not make the deemed sale election described above, the holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.

Taxation of U.S. Holders Making a “Mark–to–Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark–to–market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common stock and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark–to–market election. A U.S. Holder’s tax basis in the holder’s common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark–to–market gains previously included in income by the U.S. Holder. Because the mark–to–market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark–to–Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark–to–market” election for that year (a Non–Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (1) any “excess distribution” (i.e., the portion of any distributions received by the Non–Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non–Electing Holder in the three preceding taxable years, or, if shorter, the Non–Electing Holder’s holding period for the common stock), and (2) any gain realized on the sale, exchange or other disposition of the stock. Under these special rules:

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

If we were treated as a PFIC for any taxable year and a Non–Electing Holder who is an individual dies while owning our common stock, such holder’s successor generally would not receive a step–up in tax basis with respect to such stock. In addition, a U.S. Holder is required to file an annual report with the IRS for each taxable year after 2010 in which we are treated as a PFIC with respect to the U.S. Holder’s common stock.

U.S. Holders are urged to consult their own tax advisors regarding the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Consequences of Possible Controlled Foreign Corporation Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation (or a CFC).

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

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign assets with values in excess of certain dollar thresholds are required to report such assets on IRS Form 8938 with their U.S. federal income tax return subject to certain exceptions, including an exception for foreign assets held in accounts maintained by U.S. financial institutions. Stock in a foreign corporation, including our stock, is a specified foreign asset for this purpose. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the filing of this form.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non–U.S. Holder.

Distributions

Distributions we make to a Non–U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non–U.S. Holder is not engaged in a U.S. trade or business. If the Non–U.S. Holder is engaged in a U.S. trade or business, distributions we make will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non–U.S. Holder’s U.S. trade or business. However, distributions made to a Non–U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non–U.S. Holder.

Sale, Exchange or Other Disposition of Common Stock

The U.S. federal income taxation of Non–U.S. Holders on any gain resulting from the disposition of our common stock generally is the same as described above regarding distributions. However, an individual Non–U.S. Holder may be subject to tax on gain resulting from the disposition of our common stock if the holder is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements.

Backup Withholding and Information Reporting

In general, payments of distributions or the proceeds of a disposition of common stock to a non–corporate U.S. Holder will be subject to information reporting requirements. These payments to a non–corporate U.S. Holder also may be subject to backup withholding if the non–corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non–U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments within the United States, or through a U.S. payor, by certifying their status on IRS Form W–8BEN, W–8ECI or W–8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a return with the IRS.

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

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Euro, and British Pound. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2011, 2010 or 2009.

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

The table below provides information about financial instruments as at December 31, 2011 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	2012	2013	2014	2015	2016	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)

Long-term debt:
Variable rate(2)	—	—	—	—	27.7	311.3	339.0	(288.5)	1.01%
Fixed rate	1.8	1.8	1.8	1.8	1.8	0.9	9.9	(9.6)	4.06%

Interest Rate Swaps:
U.S. Dollar-denominated interest rate swap(2) (3)	—	—	—	—	—	100.0	100.0	(23.8)	5.55%
U.S. Dollar-denominated interest rate swap(2) (3)	70.0	—	—	—	—	—	70.0	(0.1)	0.85%
U.S. Dollar-denominated interest rate swap(2) (3)	—	45.0	—	—	—	—	45.0	(0.3)	1.19%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt as at December 31, 2011, including the margin paid on our floating-rate debt and the average fixed pay rate for interest rate swaps. The average fixed pay rate for interest rate swaps excludes the margin paid on the floating-rate debt of 0.6%.
(2)	Interest payments on floating-rate debt and interest rate swaps are based on LIBOR.
(3)	The average variable rate paid to us under our interest rate swaps is set quarterly at the 3-month LIBOR.

Spot Tanker Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at March 1, 2012, we had not entered into any freight forward agreements, although we may do so in the future.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2011.

During 2011, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2011.

Our independent auditors, KPMG LLP, a registered public accounting firm has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that director and Chair of the Audit Committee, William Lawes, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

We have adopted Standards of Business Conduct for all our employees and directors. This document is available under “About Us—Corporate Governance” from the Home Page of our web site (www.teekaytankers.com). We also intend to disclose, under “About Us—Corporate Governance” in the About Us section of our web site, any waivers to or amendments of our Standards of Business Conduct for the benefit of our directors and executive officers.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2010 was Ernst & Young LLP, Chartered Accountants. Our principal accountant for 2011 was KPMG LLP, Chartered Accountants. The following table shows the fees Teekay Tankers Ltd. paid or accrued for audit and audit-related services provided by Ernst & Young LLP for 2010 and KPMG LLP for 2011.

Fees (in thousands of U.S. dollars)	2011	2010

Audit Fees (1)	477	535
Audit-Related Fees (2)	163	354

Total (3)	640	889

(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings. Included in audit fees were approximately $117,000 and $189,000 with respect to our equity offerings in 2011 and 2010, respectively. Also included in 2011 audit fees were approximately $153,000 related to additional fees for the 2010 audit, and included in 2010 audit fees were approximately $40,000 related to additional fees for the 2009 audit, respectively.
(2)	Audit-related fees related to the dropdown transactions for vessel acquisitions from Teekay Corporation and the related carve-out audits in 2010.

(3)	Total audit and audit-related fees incurred with respect to KPMG LLP were approximately $182,000 and nil for 2011 and 2010, respectively. Total audit and audit-related fees incurred with respect to Ernst & Young LLP were approximately $458,000 and $889,000 for 2011 and 2010, respectively.

No fees for tax or other services were provided to the Company by the relevant auditors during the terms of their appointments in 2011 and 2010.

The Audit Committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2011.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F. Change in Registrant’s Certifying Accountant

Ernst & Young LLP was previously the principal accountants for Teekay Tankers Ltd. In 2011, Teekay Corporation, along with its subsidiaries, including us, decided to seek proposals from several independent accounting firms, including Ernst & Young LLP, to provide audit and other principal accounting services. On June 1, 2011, we engaged KPMG LLP as our principal accountants. The decision to change accountants was approved by the audit committee of the board of directors.

During the two fiscal years ended December 31, 2010, and the subsequent interim period through June 1, 2011, there were no: (1) disagreements with Ernst & Young LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement, or (2) reportable events.

The audit reports of Ernst & Young LLP on the consolidated financial statements of Teekay Tankers Ltd. as of and for the years ended December 31, 2009 and 2010 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles.

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

Item 16H. Mine Safety Disclosure

Not applicable

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The following financial statements, together with the related reports of KPMG LLP, Independent Registered Public Accounting Firm, and Ernst & Young LLP, Independent Registered Public Accounting Firm, thereon are filed as part of this Annual Report:

Notes to the Consolidated Financial Statements	F-8

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd. (1)

1.2	Amended and Restated Bylaws of Teekay Tankers Ltd. (1)

4.1	Contribution, Conveyance and Assumption Agreement (1)

4.2	Management Agreement, as amended by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010 and Amendment No. 3 dated as of January 1, 2011

4.3	Gross Revenue Sharing Pool Agreement (1)

4.4	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan (1)

4.5	Agreement dated November 28, 2007, for a U.S. $229,000,000 Secured Revolving Credit Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (1)

4.6	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. (1)

4.7	Purchase Agreement dated April 7, 2008, for the purchase of Ganges Spirit L.L.C (formerly Delaware Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)

4.8	Purchase Agreement dated April 7, 2008, for the purchase of Narmada Spirit L.L.C (formerly Adair Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)

4.9	Purchase Agreement dated June 24, 2009 for the purchase of Ashkini Spirit L.L.C (formerly Ingeborg Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (3)

4.10	Purchase Agreement dated April 6, 2010 between Teekay Corporation and Teekay Tankers Ltd. for the sale and purchase of the entire membership interests in Yamuna Spirit L.L.C., Kaveri Spirit L.L.C., and Helga Spirit L.L.C. (4)

4.11	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Alpha Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch. (5)

4.12	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Beta Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch. (5)

4.13	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC A Investment L.L.C. (5)

4.14	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC B Investment L.L.C. (5)

4.15	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd. (6)

4.16	Purchase Agreement dated November 1, 2010 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Esther Spirit L.L.C., and Iskmati Spirit L.L.C. (7)

8.1	List of Subsidiaries of Teekay Tankers Ltd.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer.

13.1	Teekay Tankers Ltd. Certification of Bruce Chan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Teekay Tankers Ltd. Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG LLP, as independent registered public accounting firm.

23.2	Consent of Ernst & Young LLP, as independent registered public accounting firm.

101	Interactive Data.

(1)	Previously filed as an exhibit to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.
(2)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on May 28, 2008, and hereby incorporated by reference to such Report.
(3)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 30, 2009, and hereby incorporated by reference to such Report.
(4)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on June 1, 2010 and hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 10, 2010 and hereby incorporated by reference to such Report.
(6)	Previously filed as Exhibit 4.11 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.
(7)	Previously filed as Exhibit 4.12 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY TANKERS LTD.

Date: April 13, 2012	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Teekay Tankers Ltd.

We have audited the accompanying consolidated balance sheet of Teekay Tankers Ltd. and subsidiaries (the “Company”) as of December 31, 2011, and the related consolidated statements of (loss) income, cash flows, and changes in equity for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. The accompanying consolidated financial statements of Teekay Tankers Ltd. as of December 31, 2010 and for the years ended December 2010 and 2009, were audited by other auditors whose report thereon dated April 12, 2011, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 13, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 13, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Teekay Tankers Ltd.

We have audited Teekay Tankers Ltd. (“the Company”)’s internal control over financial reporting as of December 31, 2011, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of the Company as at December 31, 2011, and the related consolidated statements of (loss) income, cash flows, and changes in equity for the year then ended, and our report dated April 13, 2012, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 13, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

TEEKAY TANKERS LTD.

We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. (the “Company”) as of December 31, 2010, and the related consolidated statements of income, changes in equity and cash flows for each of the two years in the period ended December 31, 2010. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Teekay Tankers Ltd. at December 31, 2010, and the consolidated results of its operations and its cash flows for each of the two years in the period ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Vancouver, Canada	/s/ Ernst & Young LLP
April 12, 2011	Chartered Accountants

TEEKAY TANKERS LTD.

CONSOLIDATED STATEMENTS OF (LOSS) INCOME

(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $	Year Ended December 31, 2009 $
		(note 1)	(note 1)
REVENUES
Time charter revenues (note 14b)	78,780	86,244	88,057
Net pool revenues (note 14b and 14e)	30,894	47,914	69,851
Voyage charter revenues	—	24	1,782
Interest income from investment in term loans (note 5)	11,323	5,297	—

Total revenues	120,997	139,479	159,690

OPERATING EXPENSES
Voyage expenses (note 14b and 14e)	2,697	2,544	5,452
Vessel operating expenses (notes 14b and 14c)	42,056	44,453	46,644
Time-charter hire expense	4,046	—	—
Depreciation and amortization	43,185	45,455	45,158
General and administrative (notes 14b and 14d)	8,609	9,789	11,800
Net loss on sale of vessels (note 18)	—	1,864	—
Goodwill impairment charge (note 7)	13,310	—	—

Total operating expenses	113,903	104,105	109,054

Income from operations	7,094	35,374	50,636

OTHER ITEMS
Interest expense (note 14b)	(4,185)	(7,513)	(12,082)
Interest income	57	97	70
Realized and unrealized (loss) gain on derivative instruments (note 10)	(11,444)	(10,536)	4,310
Other expenses (note 11)	(587)	(1,113)	(850)

Total other items	(16,159)	(19,065)	(8,552)

Net (loss) income	(9,065)	16,309	42,084

Per common share amounts:
• Basic and diluted (loss) earnings (note 17)	($0.15)	$0.37	$1.28
• Cash dividends declared	$0.83	$1.28	$1.86
Weighted-average number of Class A and Class B common shares outstanding
• Basic and diluted (note 17)	60,770,525	42,330,038	28,643,836

Related party transactions (note 14)

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at December 31, 2011 $	As at December 31, 2010 $
		(note 1)
ASSETS
Current
Cash and cash equivalents	15,859	12,450
Pool receivables from affiliates, net (note 14e)	2,664	8,606
Accounts receivable	157	175
Interest receivable on investment in term loans (note 5)	1,754	1,811
Due from affiliates (note 14c)	12,610	12,357
Prepaid expenses	3,395	2,492
Other current assets	308	146

Total current assets	36,747	38,037

Vessels and equipment
At cost, less accumulated depreciation of $247.0 million (2010 - $203.8 million)	716,567	757,437
Investment in term loans (note 5)	116,844	116,014
Loan to joint venture (note 6)	9,830	9,830
Other non-current assets	1,938	1,889
Goodwill (note 7)	—	13,310

Total assets	881,926	936,517

LIABILITIES AND EQUITY
Current
Accounts payable	1,935	2,124
Accrued liabilities (notes 8 and 14c)	7,423	7,949
Current portion of long-term debt (note 9)	1,800	1,800
Current portion of derivative instruments (note 10)	4,027	4,509
Deferred revenue	1,777	2,028
Due to affiliates (note 14c)	4,999	5,841
Other current liabilities	115	277

Total current liabilities	22,076	24,528

Long-term debt (note 9)	347,100	452,228
Derivative instruments (note 10)	20,151	14,339
Other long-term liabilities (note 11)	3,228	2,733

Total liabilities	392,555	493,828

Commitments and contingencies (notes 6,10 and 15)

Equity
Common stock and additional paid-in capital (300 million shares authorized, 49.4 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2011 and 39.5 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2010) (notes 3, 13 and 20)	588,441	481,336

Accumulated Deficit	(99,070)	(38,647)

Total equity	489,371	442,689

Total liabilities and equity	881,926	936,517

The accompanying notes are an integral part of the unaudited consolidated financial statements.

TEEKAY TANKERS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended December 31, 2011 $	Year Ended December 31, 2010 $	Year Ended December 31, 2009 $
		(note 1)	(note 1)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net (loss) income	(9,065)	16,309	42,084
Non-cash items:
Depreciation and amortization	43,185	45,455	45,158
Unrealized loss (gain) on derivative instruments	5,330	4,955	(9,033)
Net loss on sale of vessels (note 18)	—	1,864	—
Goodwill impairment charge (note 7)	13,310	—	—
Other	143	(764)	423
Change in non-cash working capital items related to operating activities (note 16)	2,202	(3,238)	24,678
Expenditures for dry docking	—	(6,190)	(11,485)

Net operating cash flow	55,105	58,391	91,825

FINANCING ACTIVITIES
Proceeds from long-term debt	15,000	185,000	—
Repayments of long-term debt	(1,800)	(3,150)	(3,600)
Prepayment of long-term debt	(118,328)	(33,050)	(20,000)
Proceeds from long-term debt of Dropdown Predecessor (note 1)	—	37,222	257,121
Prepayment from long-term debt of Dropdown Predecessor (note 1)	—	(306,169)	(366,719)
Acquisition of Helga Spirit LLC, Yamuna Spirit LLC, Kaveri Spirit LLC, Esther Spirit LLC and Iskmati Spirit LLC from Teekay Corporation (note 1)	—	(244,185)	—
Acquisition of Ashkini Spirit LLC from Teekay Corporation (note 1)	—	—	(57,000)
Contribution of capital from Teekay Corporation to Dropdown Predecessor (note 1)	—	128,900	99,649
Net advances from (to) affiliates (note 1)	—	127,982	(27,605)
Proceeds from issuance of Class A common stock (note 3)	112,054	211,978	68,600
Shares issuance costs	(4,949)	(9,395)	(3,092)
Cash dividends paid	(51,358)	(55,244)	(50,350)

Net financing cash flow	(49,381)	39,889	(102,996)

INVESTING ACTIVITIES
Proceeds from the sale of vessels and equipment	—	35,396	—
Expenditures for vessels and equipment	(2,315)	(6,253)	(5,095)
Advances to joint venture	—	(9,830)	—
Investment in term loans	—	(115,575)	—

Net investing cash flow	(2,315)	(96,262)	(5,095)

Increase (decrease) in cash and cash equivalents	3,409	2,018	(16,266)
Cash and cash equivalents, beginning of the year	12,450	10,432	26,698

Cash and cash equivalents, end of the year	15,859	12,450	10,432

Supplemental cash flow information (note 16)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of U.S. dollars, except share amounts)

	STOCKHOLDERS’ EQUITY
	Dropdown Predecessor Equity	Common Stock and Paid-in Capital			Accumulated Deficit
		Thousands of Common Shares
			Class A	Class B		Total
	$	#	$	$	$	$
	(note 1)
Balance as at December 31, 2008	171,203	25,000	181,120	125	(58,939)	293,509

Net income	5,314				36,770	42,084
Net change in parent’s equity from Dropdown Predecessor	99,750				205	99,955
Acquisition of Ashkini Spirit LLC from Teekay Corporation (note 1)	(88,832)				31,832	(57,000)
Proceeds from issuance of Class A common shares, net of offering costs of $3.1 million (note 3)		7,000	65,508			65,508
Dividends declared to Teekay Corporation					(23,368)	(23,368)
Dividends declared to other parties					(26,982)	(26,982)

Balance as at December 31, 2009	187,435	32,000	246,628	125	(40,482)	393,706

Net income	747				15,562	16,309
Net change in parent’s equity from Dropdown Predecessor	129,519					129,519
Proceeds from issuance of Class A common shares, net of offering costs of $9.4 million (note 3)		19,987	234,583			234,583
Acquisition of Helga Spirit LLC, Yamuna Spirit LLC, and Kaveri Spirit LLC from Teekay Corporation (note 1)	(204,068)				35,384	(168,684)
Acquisition of Esther Spirit LLC, and Iskmati Spirit LLC from Teekay Corporation (note 1)	(113,633)				6,133	(107,500)
Dividends declared to Teekay Corporation					(19,945)	(19,945)
Dividends declared to other parties					(35,299)	(35,299)

Balance as at December 31, 2010	—	51,987	481,211	125	(38,647)	442,689

Net loss					(9,065)	(9,065)
Proceeds from issuance of Class A common shares, net of offering costs of $4.9 million (note 3)		9,890	107,105			107,105
Dividends declared to Teekay Corporation					(13,373)	(13,373)
Dividends declared to other parties					(37,985)	(37,985)

Balance as at December 31, 2011		61,877	588,316	125	(99,070)	489,371

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

Certain of the comparative figures have been reclassified to conform with the presentation adopted in the current period, primarily relating to the reclassification in the consolidated balance sheets of $2.9 million at December 31, 2010 from non-current amounts due from affiliates to due from affiliates.

Dropdown Predecessor

The Company accounts for the acquisition of interests in vessels from Teekay Corporation as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The proceeds paid by the Company over or under Teekay’s historical cost in the acquired vessels are accounted for as a return of capital to or contribution of capital from Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are retroactively adjusted to reflect these vessels and their related operations and cash flows (referred to herein collectively as the Dropdown Predecessor) during the periods under common control of Teekay.

During 2010, the Company acquired five conventional tankers from Teekay. On April 14, 2010, the Company acquired from Teekay its subsidiaries Kaveri Spirit L.L.C. and Yamuna Spirit L.L.C., which each own a Suezmax-class tanker, the Kaveri Spirit and Yamuna Spirit, respectively. The April 2010 acquisition included Teekay’s rights and obligations under a time-charter contract on the Yamuna Spirit. On May 11, 2010, the Company acquired from Teekay a third subsidiary, Helga Spirit L.L.C. which owns an Aframax tanker, the Helga Spirit. Immediately preceding the sale of the Helga Spirit L.L.C. to the Company, Teekay contributed its beneficial ownership in the time-charter contract on the Helga Spirit to the Helga Spirit L.L.C. The May 2010 acquisition included Teekay’s rights and obligations under the charter on the Helga Spirit. On November 8, 2010, the Company acquired from Teekay its subsidiaries Esther Spirit L.L.C and Iskmati Spirit L.L.C., which own an Aframax-class tanker and a Suezmax-class tanker, the Esther Spirit and Iskmati Spirit, respectively. See also Note 14(a). Immediately preceding the sale of the Esther Spirit L.L.C. to the Company, Teekay contributed its beneficial ownership in the time-charter contract on the Esther Spirit to the Esther Spirit L.L.C. The November 2010 acquisition included Teekay’s rights and obligations under the charter on the Esther Spirit. All five transactions were accounted for as reorganizations between entities under common control. As a result, the Company’s consolidated statements of (loss) income and cash flows for the years ended December 31, 2010 and 2009 reflect the Iskmati Spirit, Kaveri Spirit, and the Yamuna Spirit and their related operations as if the Company had acquired the three Suezmax vessels on August 1, 2007, and the Esther Spirit and Helga Spirit Aframax tankers on July 1, 2004 and January 6, 2005, respectively, when they began respective operations under the ownership of Teekay.

On June 24, 2009, the Company acquired from Teekay its subsidiary Ashkini Spirit L.L.C, which owns a Suezmax tanker, the Ashkini Spirit. See also Note 14(a). As a result, the Company’s consolidated statements of (loss) income and cash flows for the year ended December 31, 2009 reflect this vessel and its related operations and cash flows as if the Company had acquired the vessel on August 1, 2007, when the vessel began operations under the ownership of Teekay.

The effect of adjusting the Company’s financial statements to account for these common control exchanges increased the Company’s net income for the years ended December 31, 2010 and 2009 by $0.7 million and $5.3 million, respectively. The adjustment for the Dropdown Predecessor increased the Company’s revenues for the years ended December 31, 2010 and 2009 by $23.0 million and $52.9 million, respectively. These adjustments have no effects on the Company’s financial statements for the year ended December 31, 2011.

The accompanying consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense were not identifiable as relating solely to the each specific vessel. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee-related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay’s total ship-operating (calendar) days for the period presented. During the years ended December 31, 2010 and 2009, $3.3 million and $6.1 million of general and administrative expenses were attributable to the Dropdown Predecessor, respectively. In addition, the Dropdown Predecessor includes debt of Teekay which has been recorded on a pushed-

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

down basis in the amount of $268.9 million as at December 31, 2009. This debt was fully repaid by Teekay prior to the dropdown. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay based upon the weighted-average outstanding balance of the push-down debt and the weighted-average interest rate outstanding on Teekay’s loan facilities that were used to finance these loans. During the years ended December 31, 2010 and 2009, $2.3 million and $5.9 million of interest expense, respectively, was attributable to the Dropdown Predecessor. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Dropdown Predecessor.

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

Operating revenues and expenses

The Company recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is off hire. When the time charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenues when the contingency is resolved. All revenues from voyage charters are recognized on a percentage of completion method. The Company uses a discharge-to-discharge basis in determining percentage of completion for all spot voyages. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Company, as shipowner, pays voyage expenses under voyage charters, its customers pay voyage expenses under time charters. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The Company pays vessel operating expenses under both voyage and time charters and for vessels which earn net pool revenue, as described below. Voyage expenses and vessel operating expenses are recognized when incurred.

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The agreed formula used to allocate net pool revenues varies between pools, however will generally allocate revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities. The same revenue and expense recognition principles stated above are applied in determining the net pool revenues of the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in pool receivables from affiliates.

Cash and cash equivalents

The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at December 31, 2011 and 2010.

Investment in term loans and other loan receivables.

The Company’s investment in term loans and loan to joint venture are recorded at cost. The premium paid over the outstanding principal amount is amortized to interest income over the term of the loan using the effective interest rate method. The Company analyzes its loans for impairment during each reporting period. A loan is impaired when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining that a loan is impaired include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available), any information provided by the debtor regarding their ability to repay the loan, and the fair value of the underlying collateral. When a loan is impaired, the Company measures the amount of the impairment based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting impairment in the statement of income.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			December 31, 2011	December 31, 2010
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$

Investment in term loans and interest receivable	Collateral	Performing	118,598	117,825
Loan to joint venture	Other internal metrics	Performing	9,830	9,830

			128,428	127,655

Investment in joint venture

The Company’s investment in a joint venture related to a 50% interest in a Very Large Crude Carrier (or VLCC) newbuilding and is accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investment in joint venture for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s statement of income. The Company’s maximum exposure to loss is the amount it has invested in these joint ventures.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment excluding amortization of drydocking costs (including depreciation and amortization attributable to the Dropdown Predecessor) for the years ended December 31, 2011, 2010 and 2009 totaled $36.8 million, $38.9 million and $39.7 million, respectively.

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

Generally, the Company dry docks each vessel every two and a half to five years. The Company capitalizes a substantial portion of the costs incurred during dry docking and amortizes those costs on a straight-line basis over its estimated useful life, which typically is from the completion of a dry docking or intermediate survey to the estimated completion of the next dry docking. The Company includes in capitalized dry docking those costs incurred as part of the dry dock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets. When significant dry-docking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original dry-docking cost is expensed in the month of the subsequent dry docking.

The following table presents a summary of the Company’s balances on dry-docking costs, from January 1, 2009 to December 31, 2011:

	Year Ended December 31,
	2011	2010	2009
	$	$	$
Balance as at January 1,	18,693	21,862	15,850
Cost incurred for dry docking	—	6,190	11,485
Dry dock amortization	(6,366)	(6,565)	(5,473)
Vessel sales (note 18)	—	(2,794)	—

Balance as at December 31,	12,327	18,693	21,862

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

Debt issuance costs

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Debt issuance costs, including fees, commissions and legal expenses, are capitalized and presented as other non-current assets. Debt issuance costs of revolving credit facilities and term loans are amortized using the effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

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

The Company has incurred no other income taxes for the years ended December 31, 2011, 2010 and 2009. The Company believes that it and its subsidiaries are not subject to taxation under the laws of the Republic of The Marshall Islands, and qualify for the Section 883 exemption under U.S. federal income tax purposes.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured quarterly to fair value, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gains or losses are dependent on whether the derivative contracts are designed to hedge a specific risk and qualify for hedge accounting. The Company has not applied hedge accounting for its interest rate swaps.

For derivative financial instruments that are not designated or that do not qualify as hedges, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps are recorded in realized and unrealized gains (losses) on derivative instruments in the accompanying consolidated statements of income.

Earnings (loss) per share

Earnings (loss) per share is determined by dividing (a) net income (loss) of the Company after (adding) deducting the amount of net (loss) income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period.

2.	Recent Accounting Pronouncements

In January 2011, the Company adopted an amendment to Financial Accounting Standards Board (or FASB) Accounting Standards Codification (or ASC) 605, Revenue Recognition, which provides for a new methodology for establishing the fair value for a deliverable in a multiple-element arrangement. When vendor specific objective or third-party evidence for deliverables in a multiple-element arrangement cannot be determined, the Company will be required to develop a best estimate of the selling price of separate deliverables and to allocate the arrangement consideration using the relative selling price method. The adoption of this amendment did not have an impact on the Company’s consolidated financial statements.

3.	Public Offerings

The following table summarizes the issuances of common shares over the three years ending December 31, 2011:

Date	Number of Common Shares Issued		Offering Price (Per Share)	Gross Proceeds		Net Proceeds		Teekay Corporation’s Ownership After the Offering	Use of Proceeds

June 2009	7,000,000		$9.80	68,600		65,508		42.2%	Acquisition of a conventional tanker and prepayment of revolving credit facilities

April 2010	11,391,744	(1)	$12.25	139,549	(1)	134,920	(1)	37.1%	Acquisition of conventional tankers
October 2010	8,595,000		$12.15	104,429		99,663		31.0%	Prepayment of revolving credit facilities
February 2011	9,890,000		$11.33	112,054		107,105		26.0%	Prepayment of revolving credit facilities

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(1)	Including 2.6 million unregistered shares of Class A common stock issued to Teekay Corporation at a price per share equal to the offering price, which represented $32.0 million of the purchase price for the Company’s acquisition of the Kaveri Spirit L.L.C., Yamuna Spirit L.L.C. and Helga Spirit L.L.C.

4.	Business Operations

Significant Customers

The following table presents consolidated revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Company’s consolidated revenues for its sole operating segment during the periods presented.

	Year Ended December 31,
	2011	2010	2009
Statoil (1)	$22.7 million	$14.3 million	(2)
Hyundai Merchant Marine Co. Ltd. (1)	$22.5 million	$22.3 million	$16.7 million

(1)	Revenues from customers attributable to the Dropdown Predecessor are included in the table above.
(2)	Less than 10% of the consolidated revenues

Concentration of Credit Risk

There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Citibank, N.A. and DnB Nor Bank ASA. However, the Company believes this risk is remote.

There is a concentration of credit risk with respect to the total accounts receivables and pool receivables from affiliates with 94% of the total accounts receivable and pool receivable from affiliates are due from affiliates of Teekay Corporation as at December 31, 2011 (see Note 14e). The Company also relies on Teekay Chartering Ltd. to actively manage and administer all voyage-related functions for vessels in the Teekay Aframax Pool and on time charter contracts and Gemini Tankers LLC to manage and administer all voyage-related functions for vessels in the Gemini Pool. Both Teekay Chartering Ltd. and Gemini Tankers LLC are wholly-owned subsidiaries of Teekay Corporation.

There is a concentration of credit risk with respect to the investment in term loans where the Company could potentially be exposed to a loss in the event the borrower of the term loans defaults on interest and principal payments and the value of the collateral is insufficient to recover any outstanding principal and interest.

5.	Investment in Term Loans

In July 2010, the Company acquired two term loans with a total principal amount outstanding of $115.0 million for a total cost of $115.6 million (the Loans). The Loans bear interest at an annual interest rate of 9% per annum and include a repayment premium feature which provides a total investment yield of approximately 10% per annum. As at December 31, 2011 and 2010, $1.8 million and $1.8 million, respectively, were recorded as interest receivable from the investment in these term loans. The 9% interest income is received in quarterly installments and the Loans and repayment premium are payable in full at maturity in July 2013 when the repayment premium of 3% is calculated on the principal amount of the Loan outstanding at maturity. As at December 31, 2011 and 2010, the repayment premium included in the principal balance was $1.5 million and $0.5 million, respectively. Interest income in respect of the Loans is included in revenues in the consolidated statements of (loss) income. The Loans are collateralized by first priority mortgages on two 2010-built VLCCs owned by a shipowner based in Asia, together with other related security. The Loans can be repaid prior to maturity, at the option of the borrower. The maximum potential loss is the Company’s original investment of $115.6 million plus any unpaid interest, which exposes the Company to a concentration of credit risk (see Note 4).

6.	Loan to Joint Venture

In September, 2010, the Company entered into a joint venture arrangement (the Joint Venture) with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), to have a VLCC newbuilding constructed, managed and chartered to third parties. The Company has a 50% economic interest in the Joint Venture, which is jointly controlled by the Company and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which the Company’s 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is expected to be delivered during the second quarter of 2013. As at December 31, 2011, the remaining payments required to be made under this newbuilding contract, including Wah Kwong’s 50% share, was $44.1 million in 2012 and $34.3 million in 2013. As of December 31, 2011, the Joint Venture had received a firm commitment from a financial institution for a loan of $68.6 million. The loan finalization was subsequently completed in the first quarter of 2012. The Company and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. The Company made its initial $9.8 million advance to the Joint Venture in October 2010. The advance is non-interest bearing and unsecured. A third party has agreed to time-charter the vessel following its delivery for a term of five years at a fixed daily rate and an additional amount if the daily rate of any sub-charter earned by the third party exceeds a certain threshold.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

7.	Goodwill

During the year ended December 31, 2011, the Company concluded that indicators of impairment were present for the conventional tanker fleet. The conventional tanker market continues to experience an oversupply of vessels relative to tanker demand. Consequently, the Company performed a vessel and goodwill impairment analysis on the conventional tanker fleet. Based on the results of this analysis, the Company concluded that none of its vessels were impaired. However, the Company concluded that the carrying value of the goodwill, all relating to the Suezmax reporting unit, exceeded its fair value. As a result, a goodwill impairment charge of $13.3 million was recognized in the Company’s consolidated statements of (loss) income for the year ended December 31, 2011. The fair value of this reporting unit was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are, in part, based upon existing contracts, future tanker market rates, historical experience, financial forecasts and industry trends and conditions.

8.	Accrued Liabilities

	December 31,
	2011	2010
Voyage and vessel	2,814	3,392
Interest	2,202	2,365
Payroll and benefits to related parties	2,407	2,192

	7,423	7,949

9.	Long-Term Debt

	December 31,
	2011	2010
Revolving Credit Facility due 2017	339,000	442,328
Term Loan due through 2017	9,900	11,700

	348,900	454,028
Less current portion	(1,800)	(1,800)

Total	347,100	452,228

The Company and Teekay are parties to a revolving credit facility (or the Revolver). The Company is the borrower under Tranche A of the Revolver (or the Tranche A Revolver) and certain 100%-owned subsidiaries of Teekay are borrowers under Tranche B of the Revolver (or the Tranche B Revolver). If any borrower under the Tranche B Revolver is acquired by the Company, the borrowings and amount available under the Tranche B Revolver that are related to the acquired entity will be added to the Tranche A Revolver, upon certain conditions being met.

As of December 31, 2011, the Tranche A Revolver provided for borrowings of up to $616.5 million, of which $277.5 million was undrawn. The total available credit facility at December 31, 2011 remained unchanged from December 31, 2010, and the amount drawn under the Tranche A Revolver decreased as a result of a prepayment of $103.0 million made in February 2011 using the net proceeds from the Company’s February 2011 equity offering (see Note 3). The total amount available under the Tranche A Revolver reduces by a semi-annual amount of $33.9 million commencing in late 2012, and the Tranche A Revolver matures in 2017. The Tranche A Revolver may be prepaid at any time in amounts of not less than $5.0 million. Interest payments are based on LIBOR plus a margin of 0.60%. As at December 31, 2011, the weighted-average interest rate on the Tranche A Revolver was 1.01% (December 31, 2010 – 0.89%). The Tranche A Revolver is collateralized by first-priority mortgages granted on 14 of the Company’s vessels, together with other related security, and includes a guarantee from the Company for all outstanding amounts. The Tranche A Revolver requires that the Company and certain of its subsidiaries maintain minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with more than six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. As at December 31, 2011, the Company was in compliance with all its covenants on the Tranche A Revolver.

As at December 31, 2011, the Company had one term loan outstanding in the amount of $9.9 million. This term loan bears interest at a fixed-rate of 4.06%, requires quarterly principal payments of $0.45 million, and is collateralized by a first-priority mortgage on one of the Company’s vessels, together with certain other related security. The term loan is guaranteed by Teekay. The term loan requires that its subsidiary maintain a minimum hull coverage ratio of 115% of the total outstanding balance for the facility period. As at December 31, 2011, the Company was in compliance with all its covenants on its term loan.

The aggregate annual long-term debt principal repayments required to be made by the Company under the Tranche A Revolver and term loan subsequent to December 31, 2011 are $1.8 million (2012), $1.8 million (2013), $1.8 million (2014), $1.8 million (2015) and $341.7 million (2016 and thereafter).

The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2011 was 1.09% (December 31, 2010 – 0.97%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see Note 10).

10.	Derivative Instruments

The Company uses derivatives in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar denominated LIBOR borrowings.

Realized and unrealized losses (gains) relating to the Company’s interest rate swaps have been reported in realized and unrealized (loss) gain on the consolidated statements of (loss) income. During the year ended December 31, 2011, the Company recognized net realized and unrealized losses of $6.1 million and $5.3 million, respectively, relating to its interest rate swaps. During the year ended December 31, 2010, the Company recognized net realized and unrealized losses of $5.6 million and $4.9 million, respectively, relating to its interest rate swaps. During year ended December 31, 2009, the Company recognized net realized loss and unrealized (gain) of $4.7 million and ($9.0) million, respectively, relating to its interest rate swaps.

The following summarizes the Company’s derivative positions as at December 31, 2011:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	100,000	(23,747)	5.8	5.55
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	70,000	(94)	0.5	0.85
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	45,000	(337)	1.5	1.19

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of December 31, 2011 was 0.6%

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

11.	Other Long-Term Liabilities

The Company recognizes freight tax expenses in other expenses in the consolidated statements of (loss) income. The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

The following is a roll-forward of the Company’s freight tax expenses which are recorded in other long-term liabilities, from January 1, 2009 to December 31, 2011:

	Year Ended December 31,
	2011	2010	2009

Balance at January 1,	2,619	1,554	763
Freight tax expense	609	1,065	791

Balance at December 31,	3,228	2,619	1,554

The remainder of the amounts recorded in other expenses relate to foreign exchange gains and losses.

12.	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents – The fair value of the Company’s cash and cash equivalents approximates its carrying amounts reported in the consolidated balance sheets.

Investment in term loans and interest receivable – The fair value of the Company’s investment in term loans and interest receivable is estimated using a discounted cash flow analysis, based on current rates currently available for debt with similar terms and remaining maturities. In addition, an assessment of the credit worthiness of the borrower and the value of the collateral is taken into account when determining the fair value.

Loan to joint venture – The fair value of the Company’s loan to joint venture approximates the actual amounts loaned to the joint venture as reported in the accompanying consolidated balance sheets. The loan is non-interest bearing with no stated terms of repayment.

Due from / to affiliates – The fair value of the Company’s due from / to affiliates approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Long-term debt – The fair values of the Company’s fixed-rate and variable-rate long-term debt is based on quoted market prices or estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Derivative instruments – The fair value of the Company’s interest rate swap agreements are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and if the swap is not collateralized, the current credit worthiness of either the Company or the swap counterparties. The estimated amount is the present value of future cash flows. The inputs used to determine the future cash flows include the fixed interest rate of the swaps and market interest rates.

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

The estimated fair value of the Company’s financial instruments and categorization using the fair value hierarchy for those assets and liabilities that are measured at fair value on a recurring basis is as follows:

		December 31, 2011		December 31, 2010
	Fair Value Hierarchy Level	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $

Cash and cash equivalents		15,859	15,859	12,450	12,450
Investment in term loans and interest receivable		118,598	120,222	117,825	120,837
Due from affiliates		12,610	12,610	12,357	12,357
Loan to joint venture		9,830	9,830	9,830	9,830
Due to affiliates		4,999	4,999	(5,841)	(5,841)
Long-term debt, including current portion		(348,900)	(298,059)	(454,028)	(400,860)
Derivative instruments
Interest rate swap agreements	Level 2	(24,178)	(24,178)	(18,848)	(18,848)

(1)	The fair value hierarchy level is only applicable to each item on the consolidated balance sheets that is recorded at fair value on a recurring basis.

13.	Capital Stock

The authorized capital stock of Teekay Tankers Ltd. is 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2011, the Company had 49.4 million shares of Class A common stock, 12.5 million shares of Class B common stock and no shares of Preferred Stock issued and outstanding.

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

As at December 31, 2011 and December 31, 2010, the Company had reserved under its 2007 Long-Term Incentive Plan a total of 1,000,000 shares of Class A common stock for issuance pursuant to awards to be granted. To date, the Company has satisfied awards under the plan through open market purchases and deliveries to the grantees, rather than issuing shares from authorized capital. For the years ended December 31, 2011, 2010 and 2009, 30,596 shares, 19,371 shares and 28,178 shares of Class A common stock have been granted and delivered to non-management Directors as part of the Directors’ annual compensation, respectively. As at December 31, 2011, 2010 and 2009, total of 91,398 shares 60,802 shares and 41,431 shares of Class A common stock, respectively, had been granted and delivered. The granting of such stock has been included in general and administrative expenses in the amounts of $0.3 million, $0.2 million, and $0.2 million for the years ended December 31, 2011, 2010, and 2009, respectively.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

14.	Related Party Transactions

Dropdown Acquisitions

a.	In November 2010, the Company acquired from Teekay its subsidiaries Esther Spirit L.L.C., which owns an Aframax tanker, the Esther Spirit, and Iskmati Spirit L.L.C., which each own a Suezmax tanker, the Iskmati Spirit, for a total of $107.5 million. The acquisition was financed with funds from the Revolver. The excess of the historical book value over the purchase price of these vessels was $6.1 million and is reflected as a contribution of capital from Teekay on the date of acquisition. In addition, a $77.9 million prepayment of long term debt of the Dropdown Predecessor was made by Teekay on the date of acquisition.

In April 2010, the Company acquired from Teekay its subsidiaries Kaveri Spirit L.L.C. and Yamuna Spirit L.L.C., which each own a Suezmax tanker, the Kaveri Spirit and the Yamuna Spirit, respectively for a total of $124.2 million. In May 2010, the Company acquired from Teekay its subsidiary Helga Spirit L.L.C., which owns an Aframax tanker, the Helga Spirit, for $44.5 million. These acquisitions were financed with net proceeds of $102.9 million from the offering of 8.8 million Class A common shares to the public and through the issuance to Teekay of 2.6 million Class A common shares. The issuance of the 2.6 million Class A common shares to Teekay had a value of $32.0 million (see Note 3). The excess of the historical book value over the purchase price of these vessels was $35.4 million and is reflected as a contribution of capital from Teekay on the date of acquisition. In addition, a net $183.9 million prepayment of long term debt of the Dropdown Predecessor was made by Teekay on the date of acquisition.

On June 24, 2009, the Company acquired from Teekay Corporation its subsidiary Ashkini Spirit L.L.C., which owns a Suezmax tanker, the Ashkini Spirit for $57.0 million, excluding $0.7 million for working capital assumed. The acquisition was funded using net proceeds of a public offering of 7.0 million Class A common shares. No debt was assumed as a result of the acquisition and the amount available to be drawn on the Company’s revolving credit facility increased by $58.0 million. The excess of the historical book value over the purchase price of the Dropdown Predecessor was $31.8 million and is reflected as a contribution of capital from Teekay on the date of acquisition. In addition, a $92.3 million prepayment of long term debt of Dropdown Predecessor was made on the date of acquisition.

Management Fee - Related

b.	Teekay and its wholly owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed by wholly owned subsidiaries of Teekay Corporation (collectively the Pool Managers). Such related party transactions were as follows:

	Year Ended December 31,
	2011 $	2010 $	2009 $
Time charter revenues(i)	—	6,872	13,415
Pool management fees and commissions(ii)	1,833	1,927	2,551
Commercial management fees(iii)	982	970	933
Vessel operating expenses - crew training	1,225	992	484
Vessel operating expenses - crewing and manning(iv)	23,676	24,118	25,466
General and administrative(v)	6,484	4,680	4,718
General and administrative - Dropdown Predecessor(note 1)	—	3,332	6,053
Interest expense - Dropdown Predecessor (note 1)	—	2,297	5,855

(i)	Revenue from the 2-year Nassau Spirit time-charter agreement with Teekay which expired in July 2010.
(ii)	The Company’s share of the Pool Managers’ fees which are reflected as a reduction to net pool revenues from affiliates.
(iii)	The Manager’s commercial management fees for vessels on time-charter contracts, which are reflected in voyage expenses.
(iv)	Reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels.
(v)	The Manager’s technical, strategic and administrative service fees.

c.	The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $2.4 million and $2.2 million were payable to the Manager as at December 31, 2011 and December 31, 2010, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities on the consolidated balance sheets. The amounts owing from the Pool Managers, which are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $3.6 million and $2.9 million as at December 31, 2011 and December 31, 2010, respectively, to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These activities, which are reflected in the consolidated balance sheets as due from affiliates, are without interest or stated terms of repayment.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

d.	The Company’s executive officers are employees of Teekay Corporation or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in Note 13) is set and paid by Teekay Corporation or such other subsidiaries. The Company reimburses Teekay Corporation for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee. The strategic management fee reimbursements, included in the management fee described above, for the years ended December 31, 2011, 2010 and 2009 were $1.7 million, $1.0 million and $1.2 million, respectively.

The management agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the years ended December 31, 2011, 2010 and 2009. Cash Available for Distribution represents net (loss) income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay Corporation. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s board of directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution. Reserves for the year ended December 31, 2011, included a $6.4 million dry-docking and capital upgrades reserve, and a $1.8 million reserve for loan principal repayment. Reserves for the year ended December 31, 2010, included a $4.8 million dry-docking and capital upgrades reserve, and a $3.2 million reserve for loan principal repayment. Reserves for the year ended December 31, 2009, included a $9.5 million dry-docking and capital upgrades reserve, and a $3.6 million reserve for loan principal repayment.

e.	Pursuant to pooling arrangements (see Note 4), the Pool Managers provide certain commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 (for the Suezmax tanker pool) to $350 (for the Aframax tanker pool). Voyage revenues and voyage expenses of the Company’s vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pools as “net pool revenues from affiliates” on the consolidated statements of income. For the years ended December 31, 2011, 2010 and 2009 the Company’s allocation from the pools were net of $15.7 million, $21.4 million and $22.0 million, respectively, of voyage expenses. The pool receivable from affiliates as at December 31, 2011 and December 31, 2010 was $2.7 million and $8.6 million, respectively.

15.	Operating Leases

Charters-in

As at December 31, 2011, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels were approximately $1.8 million (2012) and $nil (thereafter). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

Charters-out

As at December 31, 2011, nine of the Company’s vessels operated under fixed-rate time charters with the Company’s customers, of which seven time-charter contracts are scheduled to expire in 2012, one time-charter contract is scheduled to expire in 2013 and one time-charter contract is scheduled to expire in 2014. As at December 31, 2011, minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $59.7 million, comprised of $44.9 million (2012), $11.6 million (2013) and $3.2 million (2014). The carrying amount of the vessels employed on operating leases at December 31, 2011, was $403.9 million (2010 - $420.5 million).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2011, revenue from unexercised option periods of contracts that existed on December 31, 2011, or variable or contingent revenues. In addition, minimum scheduled future revenues presented in this paragraph have been reduced by estimated off-hire time for period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

16.	Supplemental Cash Flow Information

a)	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2011, 2010, and 2009 are as follows:

	Year Ended December 31,
	2011	2010	2009
Accounts receivable and interest receivable	(947)	(2,254)	455
Pool receivables from affiliates	5,942	6,109	(1,105)
Due from affiliates	(253)	(9,287)	22,717
Prepaid expenses and other current assets	(1,065)	616	3,738
Accounts payable and accrued liabilities	(877)	(3,505)	1,307
Due to affiliates	(842)	5,841	—

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Deferred revenue	(251)	(1,544)	(2,434)
Other	495	786	—

	2,202	(3,238)	24,678

b)	Cash interest paid (including interest paid by the Dropdown Predecessor) during the years ended December 31, 2011, 2010, and 2009 totalled $10.4 million, $11.9 million, and $16.8 million, respectively, including realized losses on the derivative instruments.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

17.	Earnings Per Share

The net (loss) income available for common stockholders and (loss) earnings per common share presented in the table below excludes the results of operations of the Dropdown Predecessor (see Note 1).

	Year Ended December 31,
	2011	2010	2009
Net (loss) income	(9,065)	16,309	42,084
Net income attributable to the Dropdown Predecessor	—	(747)	(5,314)

Net (loss) income available for common stockholders	(9,065)	15,562	36,770

Weighted-average number of common shares	60,770,525	42,330,038	28,643,836

Common shares and common share equivalents outstanding at the end of year	61,876,744	51,986,744	32,000,000

(Loss) earnings per common share:
- Basic and diluted	(0.15)	0.37	1.28

18.	Vessel Sales

The Company sold two 1995-built Aframax tankers, the Falster Spirit for $17.3 million in April 2010 and the Sotra Spirit for $17.2 million in August 2010, resulting in a total net loss on sale of $1.9 million. Both vessels were trading in the Teekay Aframax Pool prior to the sales.

19.	Accounting Pronouncements Not Yet Adopted

In May 2011, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. These amendments became effective for the Company on January 1, 2012. The Company is currently assessing the potential impacts, if any, of these amendments on its consolidated financial statements.

20.	Subsequent Events

On February 13, 2012, the Company completed a public offering of 17.25 million shares of its Class A common stock at a price of $4.00 per share, for gross proceeds of $69 million. The Company primarily used the net offering proceeds to repay $55.0 million of the outstanding debt under the revolving credit facility and the balance for general corporate purposes.