Form 20-F
period 2012-12-31
TEEKAY TANKERS LTD.
filed 2013-04-30
CIK 1419945

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Telephone: (441) 298-2530

(Address and telephone number of principal executive offices)

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

71,091,030 shares of Class A common stock, par value of $0.01 per share.

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

Yes  ☒            No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated Filer  ☐                    Accelerated Filer  ☒                    Non-Accelerated Filer  ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued	Other ☐
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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our future financial condition or results of operations and our future revenues and expenses;

•	general market conditions and shipping market trends, including charter rates and factors affecting supply and demand;

•	expected compliance with financing agreements and the expected effect of restrictive covenants in such agreements;

•	future oil prices, production and refinery capacity;

•	expansion of our business and additions to our fleet;

•	our expectations about the availability of vessels to purchase, the expected costs and time it may take to construct and deliver newbuildings, or the useful lives of our vessels;

•	planned capital expenditures and the ability to fund capital expenditures;

•

the recent economic downturn and crisis in the global financial markets, including disruptions in the global credit and stock markets and potential negative effects on our customers’ ability to charter our vessels and pay for our services;

•	future supply of, and demand for, oil;

•	the ability to leverage Teekay Corporation’s relationships and reputation in the shipping industry;

•	the expected benefits of participation in vessel pooling arrangements;

•	the ability to maximize the use of vessels, including the redeployment or disposition of vessels no longer under time charters;

•	our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the anticipated impact of future regulatory changes or environmental liabilities;

•	expenses under service agreements with other affiliates of Teekay Corporation;

•	the anticipated taxation of our company and of distributions to our stockholders;

•	our expectations as to any impairment of our vessels;

•	the expected lifespan of our vessels;

•	potential newbuilding order cancellations;

•	construction and delivery delays in the tanker industry generally;

•	customers’ increasing emphasis on environmental and safety concerns;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our use of interest rate swaps to reduce interest rate exposure;

•	the expected effect of off-balance sheet arrangements;

•	our compliance with covenants under our credit facilities;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risk;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of counterparties to our derivative contracts to fulfill their contractual obligations;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to pay dividends on our common stock.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Set forth below is selected consolidation financial and other data of Teekay Tankers Ltd. and its subsidiaries for the fiscal years 2008 through 2012, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, (a) “Item 5. Operating and Financial Review and Prospects” included herein, and (b) the historical financial statements and the accompanying notes and the Report of Independent Registered Public Accounting Firms thereon (which are included herein), with respect to the financial statements for the years ended December 31, 2012, 2011 and 2010.

From time to time we have purchased vessels from Teekay Corporation. Excluding the vessels that were included in our initial public offering in December 2007, we have subsequently acquired a total of 21 conventional oil tankers of varying size from 2008 to 2012. These acquisitions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, our consolidated statements of income (loss) for the years ended December 31, 2012, 2011, 2010, 2009 and 2008 reflect the results of operations of these vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. Please refer to Item 5 – “Operating and Financial Review and Prospects: Items You Should Consider When Evaluating Our Results of Operations” and Item 18 – Financial Statements: Note 2 – Dropdown Predecessor.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2008	2009	2010	2011	2012
	(in thousands, except share, per share, and fleet data)
Income Statement Data:
Revenues	$369,959	$264,309	$240,350	$215,072	$197,429

Operating expenses:
Voyage expenses (1)	11,362	7,503	5,301	3,449	4,618
Vessel operating expenses (2)	75,193	79,460	81,650	84,089	89,215
Time-charter hire expense (3)	—	—	—	4,046	3,950
Depreciation and amortization	64,516	76,201	77,317	74,482	72,365
General and administrative expenses	19,893	19,875	16,620	16,125	14,930
Vessel impairment and net loss on sale of vessels	—	—	1,864	58,034	352,546
Goodwill impairment charge	—	—	—	19,294	—

Total operating expenses	170,964	183,039	182,752	259,519	537,624

Income (loss) from operations	198,995	81,270	57,598	(44,447)	(340,195)

Interest expense	(62,769)	(36,215)	(51,140)	(40,539)	(20,009)
Interest income	475	70	100	71	50
Realized and unrealized (loss) gain on derivative instruments	(44,166)	11,958	(28,684)	(27,783)	(7,963)
Other expenses	(1,779)	(1,623)	(1,016)	(377)	(2,064)

Net income (loss)	$90,756	$55,460	($23,142)	($113,075)	($370,181)

Earnings (loss) per share (4)
- Basic and diluted	$2.03	$1.28	$0.37	($0.15)	($4.54)

Balance Sheet Data: (at end of year)

Cash	26,698	10,432	14,889	18,566	26,341
Vessels and equipment (5)	1,494,402	1,527,015	1,435,478	1,310,496	885,992
Investment in term loans	—	—	116,014	116,844	117,820
Total assets	1,786,825	1,810,202	1,678,423	1,641,469	1,105,656
Total debt (6)	986,402	938,215	1,158,801	999,930	739,293
Common stock and paid in capital	181,245	246,753	481,336	588,441	672,560
Total equity	710,531	802,208	440,791	578,164	302,183
Cash Flow Data:
Net cash provided by (used in):
Operating activities	202,574	129,197	58,402	24,020	27,542
Financing activities	(201,621)	(137,097)	48,051	(16,006)	(13,905)
Investing activities	(9,094)	(8,366)	(101,996)	(4,337)	(5,862)

Number of outstanding shares of common stock at the end of the period	25,000,000	32,000,000	51,986,744	61,876,744	83,591,030

Other Financial Data:
Net revenues (7)	358,597	256,806	235,049	211,623	192,811
EBITDA (8)	217,566	167,806	105,215	1,875	(277,857)
Adjusted EBITDA (8)	261,732	155,848	135,763	106,986	82,652
Expenditures for vessels and equipment	(9,094)	(8,366)	(11,987)	(4,337)	(2,518)
Expenditures for dry docking	(15,051)	(15,790)	(9,311)	(3,197)	(7,003)

Fleet Data:
Average number of tankers (9)
Suezmax	10.0	10.0	10.0	10.0	10.0
Aframax	14.0	14.0	13.0	12.7	13.0
Product	6.0	6.0	6.0	6.0	6.0

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(3)	Time-charter hire expense includes vessel operating leases expense incurred to charter-in vessels.
(4)	For the years ended December 31, 2008, 2009 , 2010, 2011 and 2012, earnings (loss) per common share is determined by dividing (a) net income (loss) after deducting net income attributable to the Dropdown Predecessor by (b) the weighted average number of shares outstanding during the applicable period.
(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, and (b) advances on newbuildings.
(6)	Total debt includes the current and long-term portion of debt, and amounts due to affiliates.

(7)	Consistent with general practice in the shipping industry, we use “net revenues” (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charters the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with revenues:

	Years Ended December 31,
	2008	2009	2010	2011	2012

Revenues	$369,959	$264,309	$235,053	$203,749	$185,930
Interest Income from investment in term loans	—	—	5,297	11,323	11,499
Voyage expenses	(11,362)	(7,503)	(5,301)	(3,449)	(4,618)

Net revenues	$358,597	$256,806	$235,049	$211,623	$192,811

(8)	EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before net loss on sale of vessels, goodwill impairment and realized and unrealized losses (gains) on derivative instruments. Both measures are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below:

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

	Years Ended December 31,
	2008	2009	2010	2011	2012
Reconciliation of “EBITDA” to “Net income”
Net income (loss)	$90,756	$55,460	($23,142)	($113,075)	($370,181)
Depreciation and amortization	64,516	76,201	77,317	74,482	72,365
Interest expense, net of interest income	62,294	36,145	51,040	40,468	19,959

EBITDA	$217,566	$167,806	$105,215	$1,875	($277,857)

Vessel impairment and net loss on sale of vessels	—	—	1,864	58,034	352,546
Goodwill impairment	—	—	—	19,294	—
Realized and unrealized loss (gain) on derivative instruments	44,166	(11,958)	28,684	27,783	7,963

Adjusted EBITDA	$261,732	$155,848	$135,763	$106,986	$82,652

	Years Ended December 31,
	2008	2009	2010	2011	2012
Reconciliation of “EBITDA” to “Net operating cash flow”
Net operating cash flow	202,574	129,197	58,402	24,020	27,542
Interest expense, net of interest income	62,294	36,145	51,040	40,468	19,959
Expenditures for dry docking	15,051	15,790	9,311	3,197	7,003
Vessel impairment and net loss on sale of vessels	—	—	(1,864)	(58,034)	(352,546)
Goodwill impairment	—	—	—	(19,294)	—
Unrealized (loss) gain on derivative instruments	(39,119)	22,853	(13,825)	11,238	1,580
Change in working capital	(23,448)	(35,330)	1,961	833	19,794
Other cash flows, net	214	(849)	190	(553)	(1,189)

EBITDA	$217,566	$167,806	$105,215	$1,875	($277,857)

Net loss on sale of vessels	—	—	1,864	58,034	352,546
Goodwill impairment	—	—	—	19,294	—
Realized and unrealized loss (gain) on derivative instruments	44,166	(11,958)	28,684	27,783	7,963

Adjusted EBITDA	$261,732	$155,848	$135,763	$106,986	$82,652

(9)	Average number of tankers consists of the average number of vessels that were in our possession during a period, including time-chartered in vessels and those of the Dropdown Predecessor.

Risk Factors

The cyclical nature of the tanker industry may lead to volatile changes charter rates, and significant fluctuations in the utilization or our vessels, which may adversely affect our earnings.

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the revenues we earn from our vessels and may also cause significant increases or decreases in the value of our vessels. If the tanker market is depressed, our earnings may decrease. Our exposure to industry business cycles is more acute because of our exposure to the spot tanker market, which is more volatile than the tanker industry generally. Our ability to operate profitably in the spot market and to recharter our other vessels upon the expiration or termination of their charters will depend upon, among other factors, economic conditions in the tanker market.

The factors affecting the supply of and demand for tankers are outside of our control, and the nature, timing and degree of changes in industry conditions are unpredictable.

Key factors that influence the supply of tanker capacity include:

•	environmental concerns and regulations;

•	the number of newbuilding deliveries;

•	the scrapping rate of older vessels;

•	conversion of tankers to other uses; and

•	the number of vessels that are out of service.

Key factors that influence demand for tanker capacity include:

•	supply of oil and oil products;

•	demand for oil and oil products;

•	regional availability of refining capacity;

•	global and regional economic and political conditions;

•	the distance oil and oil products are to be moved by sea; and

•	changes in seaborne and other transportation patterns.

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

Changes in the spot tanker market may result in significant fluctuations in the utilization of our vessels and our profitability.

During 2012 and 2011, we derived approximately 35.1% and 25.0%, respectively, of our net revenues from the vessels operating in the spot tanker market on voyage-charter contracts (which includes vessels operating under charters with an initial term of less than one year). Our vessels operating on voyage-charter contracts consist of conventional crude oil tankers and product carriers operating in the spot tanker market or subject to time charters, or contracts of affreightment priced on a spot-market basis or fixed-rate contracts with a term of less than one year. Part of our conventional Aframax and Suezmax tanker fleets and our large and medium product tanker fleets are among the vessels included in the spot tanker market on voyage-charter contracts. Due to activity in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

The spot-charter market is highly volatile and fluctuates based upon tanker and oil supply and demand. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to pick up cargo. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt obligations.

The operation of a significant number of our tankers in the Gemini Suezmax Pool, Teekay Aframax Pool and Taurus Tankers LR2 Pool could limit our earnings.

As of February 1, 2013, eight of our Suezmax tankers, four of our Aframax tankers and three of our Long Range 2 (or LR2) product tankers operated in, and generated revenues to us through participation in, a Suezmax tanker pooling arrangement (the Gemini Suezmax Pool), an Aframax tanker revenue sharing arrangement (the Teekay Aframax Pool), and an LR2 product tanker pooling arrangement (the Taurus Tankers LR2 Pool), respectively, each managed, in whole or in part, by subsidiaries of Teekay Corporation. Pooling arrangements are designed to spread the costs and risks associated with commercial management of vessels and to share the net revenues earned by all of the vessels in the pool. Although the net revenues are apportioned based on the actual earning days each vessel is available and the relative performance capabilities of each vessel as well, a pool may include vessels that do not perform as well in actual operation as our vessels. As a result, our share of the net pool revenues may be less than what we could earn operating our vessels independently.

The removal of any vessels from the Gemini Suezmax Pool, Teekay Aframax Pool, Taurus Tankers LR2 Pool, or any other pooling arrangement may adversely affect our operating results.

Participants in the Gemini Suezmax Pool, including Teekay Corporation and third parties, have each agreed to include in the pool certain qualifying Suezmax-class crude tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. We and Teekay Corporation have each committed to include in the Teekay Aframax Pool all of our and its respective Aframax-class crude tankers that are less than 15 years old and employed in the spot market or operate pursuant to time charters of less than 90 days. Participants in the Taurus Tankers LR2 Pool, including third parties, have each agreed to include in the pool certain qualifying LR2 product tankers of the pool participants and their respective affiliates, including us that operate in the spot market or pursuant to time charters of less than one year. If we or Teekay Corporation remove vessels from the Gemini Suezmax Pool, Teekay Aframax Pool, or Taurus Tankers LR2 Pool to operate under longer-term time charters, the benefits to us of the pooling arrangements could diminish. In addition, the European Union is in the process of substantially reforming the way it regulates traditional agreements for maritime services from an antitrust perspective. These changes may impose new restrictions on the way pools are operated or may prohibit pooling arrangements altogether. If for any reason our vessels, Teekay Corporation’s vessels, or any third party vessels cease to participate in the Gemini Suezmax Pool, Teekay Aframax Pool, the Taurus Tankers LR2 Pool or another pooling arrangement, or if the pooling arrangements are significantly restricted, we may not achieve the benefits intended by pool participation and our results of operations could be harmed.

Our failure to renew or replace fixed-rate charters could cause us to trade the related vessels in the spot market, which could adversely affect our operating results and make them more volatile.

As of February 1, 2013, 14 of our tankers operated under fixed-rate time-charter contracts, five of which are scheduled to expire in 2013, five in 2014, two in 2015, and two in 2016. If upon their scheduled expiration or any early termination we are unable to renew or replace fixed-rate charters on favorable terms, if at all, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.

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

Future economic downturns, including disruptions in the global credit markets, could adversely affect our ability to grow.

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

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows, and liquidity and harm our financial condition and performance.

Over time, the value of our vessels may decline, which could adversely affect our ability to obtain financing or our operating results.

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels, and have declined over the past few years. If the operation of a tanker is not profitable, or if we cannot re-deploy a chartered tanker at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Inability to dispose of vessels at a reasonable value could result in a loss on their sale and could adversely affect our results of operations and financial condition. In addition, three of our credit facilities contain loan-to-value financial covenants tied to the value of the vessel that collateralizes these credit facilities. Significant decline in the market value of these tankers may require us to pledge additional collateral to avoid a default under these credit facilities. We are required to maintain vessel value to outstanding loan principal balance ratios ranging from 105%-115%. At December 31, 2012, we were in compliance with these requirements.

In addition, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings. Vessel values have declined significantly in recent years, and have contributed to significant vessel and goodwill impairment charges against our earnings.

Delays in deliveries of any newbuildings could harm our operating results and financial condition.

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

We will be required to make substantial capital expenditures to expand the size of our fleet. We generally will be required to make significant installment payments for any acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our financial leverage could increase or our stockholders’ ownership interest in us could be diluted.

We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring tankers from third parties or from Teekay Corporation. Our acquisitions may also include newbuilding vessels (or newbuildings). We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically would pay 10% to 20% of the purchase price of a tanker upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately two to three years from the order). To fund expansion capital expenditures, we may be required to use cash balances or cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial. Even if we are successful in obtaining the necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. In addition, issuing additional equity securities may result in significant stockholder ownership dilution and would increase the aggregate amount of cash required to pay quarterly dividends.

An increase in operating costs could adversely affect our cash flows and financial condition.

We have entered into a long-term management agreement (or the Management Agreement) with Teekay Tankers Management Services Ltd. (our Manager), a subsidiary of Teekay Corporation. Under our Management Agreement, we must reimburse our Manager for vessel operating expenses (including crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses), and for spot or voyage charters, voyage expenses (including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and conversions). These expenses depend upon a variety of factors, many of which are beyond our or our Manager’s control. Some of these costs, primarily relating to fuel, insurance and enhanced security measures, have been increasing and may increase in the future. Increases in any of these costs would decrease our earnings and adversely affect our cash flows and financial condition.

Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our revolving credit facilities, term loans and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:

•	incur or guarantee indebtedness;

•	change ownership or structure, including mergers, consolidations, liquidations and dissolutions;

•	pay dividends;

•	grant liens on our assets;

•	sell, transfer, assign or convey assets;

•	make certain investments; and

•	enter into a new line of business.

Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in the financing agreements, our obligations may become immediately due and payable, and the lenders’ commitment, if any, to make further loans may terminate. A default under one financing agreement could also result in foreclosure on any of our vessels and other assets securing related loans, or trigger a default under other financing arrangements.

Our substantial debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends.

As of December 31, 2012, our long-term debt was approximately $735.7 million and an additional $301.0 million was available to us under our revolving credit facilities. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facilities. Our level of debt could have important consequences to us, including the following:

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

Our ability to service our debt depends upon, among other things, our financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.

Default by the borrower of the term loans in which we have invested could adversely affect our cash flows and financial condition.

We have invested in term loans with a total principal amount outstanding of $115.0 million as of December 31, 2012. We receive quarterly interest payments on the loans and the total loans outstanding will be due in July 2013. The term loans are collateralized by first priority mortgages on two 2010-built very large crude carriers (or “VLCCs”), together with other related security. The borrower on these loans is facing financial difficulty and failed to pay, the January 31, 2013 interest payment in full as we received a nominal amount in March 2013. A full recovery of all amounts due under the loan agreements will be dependent upon cash flow generated by the borrower, financial support from the borrower’s ultimate parent company and our ability to realize the value of the primary collateral, the two VLCCs. Failure of the borrower to pay interest or to repay principal under the loans would harm our results of operations and, to the extent we are unable to foreclose on the collateral, our financial condition.

Our insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.

The operation of oil tankers is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

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

Past port calls by our vessels, or third-party vessels from which we derived pooling revenues, to countries that are subject to sanctions imposed by the United States and the European Union may impact investors’ decisions to invest in our securities.

The United States government has imposed sanctions on Iran, Syria and Sudan. The European Union (or EU) has also imposed sanctions on trade with Iran. In the past, conventional oil tankers owned or chartered-in by us, or third-party vessels participating in commercial pooling arrangements from which we derive revenue, made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions and we intend to maintain our compliance with all U.S. and EU sanctions. In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil or gas to or from Iran, Syria or Sudan. We believe that our compliance with these sanctions and our lack of any future port calls to those countries does not and will not adversely impact our revenues, because port calls to these countries have never accounted for any material amount of our revenues. However, some investors might decide not to invest in us simply because we have previously called on, or through our participation in pooling arrangements have previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet or in the Gemini Suezmax Pool, Teekay Aframax Pool or the Taurus Tankers LR2 Pool for claims relating to another of our ships. In addition, port authorities may seek to detain our vessels in port, which could adversely affect our operating results or relationships with customers.

We depend on Teekay Corporation to assist us in operating our business and competing in our markets, and our business will be harmed if Teekay Corporation fails to assist us.

Pursuant to the terms of the Management Agreement, our Manager provides to us commercial, technical, administrative and strategic services, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial services. Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services by our Manager. Our business will be harmed if our Manager fails to perform these services satisfactorily, if it stops providing these services to us or if it terminates the Management Agreement, as it is entitled to do under certain circumstances. The circumstances under which we are able to terminate the Management Agreement are limited and do not include mere dissatisfaction with our Manager’s performance. In addition, upon any termination of the Management Agreement, we may lose our ability to benefit from economies of scale in purchasing supplies and other advantages that we believe our relationship with Teekay Corporation provides. Furthermore, the profitable operation of our tankers that participate in tanker pooling arrangements depends largely on the efforts of the pool managers, Teekay Corporation’s participation in the pooling arrangements and its reputation and relationships in the shipping industry. Under the pooling arrangements, the earnings and voyage expenses of all of the vessels in pools are aggregated, or pooled, and divided according to an agreed formula. If Teekay Corporation suffers material damage to its reputation or relationships, it may harm our ability to:

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

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition.

Teekay Corporation and its affiliates may engage in competition with us.

In our articles of incorporation and in a contribution, conveyance and assumption agreement we entered into with Teekay Corporation in connection with our initial public offering, we have renounced business opportunities that may be attractive to both Teekay Corporation and us in favor of Teekay Corporation, which may strengthen Teekay Corporation’s ability to compete with us.

The pooling arrangements we participate in are managed, in whole or in part, by Teekay Corporation subsidiaries. When operated in a pool, chartering decisions are made by the pool manager and vessel earnings are based on a formula designed to allocate the pool’s earnings to vessel owners based on actual on-hire performance of the vessels they contributed, and attributes of the vessels, rather than amounts actually earned by those vessels. If we, Teekay Corporation or its affiliates terminate the pooling arrangements in which we participate pursuant to the terms thereof or if vessels of Teekay Corporation or us cease operating in the pooling arrangements for any other reason, our tankers may compete with other vessels owned or operated by Teekay Corporation to provide crude oil transportation services. In addition, we may compete with Teekay Corporation in seeking to charter any vessels in our fleet under fixed-rate time charters, whether upon the expiration or early termination of existing time charters or otherwise.

In June 2012 in connection with the 2012 Acquired Business transaction, Teekay Corporation entered into a non-competition agreement with us that (a) limits Teekay Corporation’s ability to expand its direct or indirect fleet of conventional and product tankers and (b) provides us a right of first refusal to acquire existing or newbuilding conventional and product tankers pursuant to opportunities Teekay Corporation develops. However, the non-competition agreement expires on June 15, 2015.

Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If crew costs increase and we are not able to increase our rates to compensate for any crew cost increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

The superior voting rights of our Class B common stock held by Teekay Corporation limit our Class A common stockholders’ ability to influence corporate matters.

Our Class B common stock has five votes per share and our Class A common stock has one vote per share. However, the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. As of the date of this Annual Report, Teekay Corporation indirectly owns shares of Class A and Class B common stock representing a majority of the voting power of our outstanding capital stock. Through its ownership of our Class B common stock and of our Manager and other entities that provide services to us, Teekay Corporation has substantial control and influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions. In addition, because of this dual-class common stock structure, Teekay Corporation will continue to be able to control matters submitted to our stockholders for approval even if it comes to own significantly less than 50% of the outstanding shares of our common stock. This voting control limits our Class A common stockholders’ ability to influence corporate matters and, as a result, we may take actions that our Class A common stockholders do not view as beneficial.

Our Manager has rights to terminate the Management Agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our board of directors or our stockholders are dissatisfied with our Manager, there are limited circumstances under which we can terminate the Management Agreement.

Our Management Agreement has an initial term through December 31, 2022 and will automatically renew for subsequent five-year terms provided that certain conditions are met. Our Manager has the right to terminate the Management Agreement with 12 months’ notice. Our Manager also has the right to terminate the Management Agreement after a dispute resolution process if we have materially breached the Management Agreement. The Management Agreement will terminate upon the sale of all or substantially all of our assets to a third party, our liquidation or after any change of control of our company occurs. If the Management Agreement is terminated as a result of an asset sale, our liquidation or change of control, then our Manager may be paid a termination fee. Any such payment could be substantial.

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

Our Manager could receive a performance fee which is contingent on the results of operations and financial condition.

If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of our common stock (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the year) (or the Incentive Threshold), our Manager generally will be entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Although the performance fee is payable on an annual basis, we accrue any amounts expected to be payable in respect of the performance fee on a quarterly basis. Gross Cash Available for Distribution represents the distributable cashflows that we generate from operations.

Many seafaring employees are covered by collective bargaining agreements, and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.

A significant portion of Teekay Corporation’s seafarers that crew our vessels are employed under collective bargaining agreements. Teekay Corporation may become subject to additional labor agreements in the future. Teekay Corporation may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or biannually for seafarers. Although these negotiations have not caused labor disruptions in the past, any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and financial condition.

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

•

our Manager advises our board of directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional common stock and cash reserves, each of which can affect our ability to pay dividends to our stockholders and the amount of the performance fee payable to our Manager under the Management Agreement;

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

Tax Risks

In addition to the following risk factors, you should read “Item 4E. Taxation of the Company” and “Item 10. Additional Information—Material U.S. Federal Income Tax Considerations” and “—Non-United States Tax Considerations” for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our Class A common stock.

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

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

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

Item 4. Information on the Company

A. History and Development of the Company

We are an international provider of marine transportation to global oil industries. We were formed as a Marshall Islands corporation in October, 2007 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries. We completed our initial public offering on December 18, 2007 with an initial fleet of nine Aframax oil tankers which were transferred to us by Teekay Corporation

Our fleet size has increased from nine owned Aframax tankers in 2007 to 27 owned vessels, two chartered-in vessels and one jointly-owned VLCC newbuilding at the date of this Annual Report. Our capacity has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 3,300,000 dwt at the date of this Annual Report. Over the last five years, we have acquired a total of twenty-one conventional tankers from Teekay Corporation, including ten Suezmax tankers, five Aframax tankers, three Long Range 2 (or LR2) Product tankers, and three Medium Range (or MR) Product tankers, and sold three Aframax tankers. From time to time, we also charter-in vessels, typically from third parties as part of our chartering strategy. Please read “Business Strategies” below in this Item. In 2010, we entered into a joint venture with a third party to construct a VLCC newbuilding, which is expected to deliver in June 2013. Most of the acquisitions were financed by a combination of utilizing the net proceeds from public equity offerings, as well as the assumption of existing debt, drawing on our revolving credit facility, and using our available working capital. In April 2013, we announced our agreement with a shipbuilding company to construct four fuel-efficient LR2 product tankers, which are scheduled to deliver in late-2015 and early-2016. Included in this agreement, we have options to purchase up to 12 additional LR2 newbuildings, four of which are exercisable up to and including the following months: October 2013, April 2014, and October 2014, respectively, that can be exercised through October 2014. Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2012 and 2013” for a more detailed discussion of recent developments.

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

B. Business Overview

Our business is to own crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. Teekay Corporation, which formed us in 2007, is a leading provider of marine services to the global oil and natural gas industries and the world’s largest operator of medium-sized oil tankers. We believe we benefit from Teekay Corporation’s expertise, relationships and reputation as we operate our fleet and pursue growth opportunities. We have acquired all of our current operating fleet from Teekay Corporation at various times since our inception and we anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties, and additional tankers that Teekay Corporation may offer to us from time to time. These tankers may include crude oil and product tankers.

Commencing in the first quarter of 2013, we will distribute to our stockholders a fixed quarterly dividend of $0.03 per share ($0.12 per share annually), which will be reviewed from time to time by our Board of Directors. Prior to the first quarter of 2013, we distributed to our stockholders on a quarterly basis, all of our Cash Available for Distribution, subject to any reserves our board of directors determined to be required for prudent conduct of our business. For additional information about our dividend policy, please read “Item 8. Financial Information—Dividend Policy.”

Under the supervision of our executive officers and board of directors, our operations are managed by Teekay Tankers Management Services Ltd. (our Manager), a subsidiary of Teekay Corporation, that provides to us commercial, technical, administrative and strategic services. We have entered into a long-term agreement with our Manager (the Management Agreement) pursuant to which our Manager and its affiliates provide to us technical, administrative and strategic services. Commercial services are provided to us by other wholly or partially owned subsidiaries of Teekay Corporation that manage the Gemini Suezmax Pool, the Teekay Aframax Pool and the Taurus Tankers LR2 Pool. We pay our Manager a market-based fee for these services. In order to provide our Manager with an incentive to improve our operation and financial conditions, we have agreed to pay a performance fee to our Manager under certain circumstances, in addition to the basic fee provided in the Management Agreement. Please read “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Management Agreement” for additional information about the Management Agreement.

We employ our chartering strategy based on the outlook of our Manager for freight rates, oil tanker market conditions and global economic conditions. As of February 1, 2013, we owned 27 vessels, in-chartered two vessels and owned 50% of a VLCC newbuilding. Please refer to “Our Fleet” table below. We employ our vessels on fixed rate time-charter out contracts and in various pooling arrangements that are managed by wholly or partially owned subsidiaries of Teekay Corporation which employ vessels on the spot market. By employing some of our vessels in these pooling arrangements, we believe we benefit from Teekay Corporation’s expertise in commercial management of oil tankers and economies of scale of a larger fleet, including higher vessel utilization and daily revenues. We also believe that these pooling arrangements limit Teekay Corporation’s ability to compete with us in the spot market.

Our Fleet

As at February 1, 2013, our fleet consisted of 30 vessels, including chartered-in vessels, and newbuildings on order. The following table summarizes our fleet as at February 1, 2013:

	Owned Vessels	Chartered-in Vessels	Newbuildings	Total

Fixed-rate:
Suezmax Tankers	2	—	—	2
Aframax Tankers	9	—	—	9
Medium Range Product Tankers	3	—	—	3
VLCC Tankers (1)	—	—	1	1

Total Fixed-Rate Fleet (2)	14	—	1	15

Spot-rate:
Suezmax Tankers	8	—	—	8
Aframax Tankers (3) (4)	2	2	—	4
Long Range 2 Product Tankers	3	—	—	3

Total Spot Fleet (5)	13	2	—	15

Total Teekay Tankers Fleet	27	2	1	30

(1)	Includes a VLCC newbuilding that we own through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to Note 6 - Investment in Joint Venture included in Item 18 – Financial Statements in this Annual Report).
(2)	The number of time-charter out contracts scheduled to expire include five in 2013, five in 2014, two in 2015, and two in 2016, respectively.
(3)	Includes two Aframax tankers which are currently time-chartered in for a six-month period ending in July 2013 and a one-year period ending January 2014. Both arrangements include options to extend for varying additional periods at escalating rates.
(4)	The sale of the Aframax tanker Nassau Spirit was completed on January 22, 2013.
(5)	As at February 1, 2013, the three pooling arrangements in which we participate, and including vessels owned by other pool members were comprised of a total of 28 Suezmax tankers, 28 Aframax tankers, and 19 LR2 vessels.

The following table provides additional information about our owned Suezmax-class oil tankers as of February 1, 2013, all of which are of Marshall Islands registry.

Vessel	Capacity (dwt) (1)	Built	Employment	Daily Rate	Expiration of Charter
Ashkini Spirit	165,200	2003	Pool	—	—
Ganges Spirit	159,500	2002	Pool	—	—
Godavari Spirit	159,100	2004	Pool	—	—
Iskmati Spirit	165,300	2003	Pool	—	—
Kaveri Spirit	159,100	2004	Pool	—	—
Pinnacle Spirit	160,400	2008	Time charter	$20,171	Oct 2014
Narmada Spirit	159,200	2003	Pool	—	—
Summit Spirit	160,500	2008	Time charter	$20,171	Oct 2014
Yamuna Spirit	159,400	2002	Pool	—	—
Zenith Spirit	160,500	2009	Pool	—	—

Total Capacity	1,608,200

The following table provides additional information about our owned Aframax-class oil tankers as of February 1, 2013, all of which are of Marshall Islands registry.

Vessel	Capacity (dwt)(1)	Built	Employment	Daily Rate	Expiration of Charter
Americas Spirit	111,900	2003	Time charter	$21,000	Sep 2015
Australian Spirit	111,900	2004	Time charter	$21,000	Jan 2016
Axel Spirit	115,400	2004	Time charter	$19,500	Nov 2016
Erik Spirit	115,500	2005	Time charter	$13,900	Jul 2013
Esther Spirit	115,400	2004	Time charter	$14,250	Dec 2014
Everest Spirit	115,000	2004	Pool	—	—
Helga Spirit	115,500	2005	Time charter	$18,000	Aug 2014
Kanata Spirit	113,000	1999	Time charter	$14,000	Jul 2013
Kareela Spirit	113,100	1999	Pool	—	—
Kyeema Spirit	113,300	1999	Time charter	$17,000	Nov 2013
Matterhorn Spirit	114,800	2005	Time charter	$18,000	Oct 2014

Total Capacity	1,254,800

The following table provides additional information about our owned Long Range 2 Product-class oil tankers as of February 1, 2013, all of which are of Marshall Islands registry.

Vessel	Capacity (dwt) (1)	Built	Employment	Daily Rate	Expiration of Charter
Donegal Spirit	105,200	2006	Pool	—	—
Galway Spirit	105,200	2007	Pool	—	—
Limerick Spirit	105,200	2007	Pool	—	—

Total Capacity	315,600

The following table provides additional information about our owned Medium Range-class oil tankers as of February 1, 2013, all of which are of Marshall Islands registry.

Vessel	Capacity (dwt) (1)	Built	Employment	Daily Rate	Expiration of Charter
Hugli Spirit	46,900	2005	Time charter	$27,130	Feb 2015
Mahanadi Spirit	46,900	2000	Time charter	$21,500	Apr 2013
Teesta Spirit	47,000	2004	Time charter	$21,500	Feb 2013

Total Capacity	140,800

(1)	Deadweight tonnes.

Please read Note 9 - Long-Term Debt included in Item 18 – Financial Statements included in this Annual Report for information with respect to major encumbrances against our vessels. As of December 31, 2012, we had one commitment to fund our 50% proportion of the construction of a VLCC newbuilding through our joint venture. Please read Note 6 “Investment in Joint Venture” included in our consolidated financial statements.

Business Strategies

Our primary business strategies include the following:

•

Expand our fleet through accretive acquisitions. We intend to expand our fleet through accretive acquisitions. Since our initial public offering, Teekay Corporation has sold 21 existing conventional tankers to us, at a price equal to their fair market value at the time of the offer, taking into account existing charters and based on independent ship broker valuations. We also anticipate growing our fleet through acquisitions of tankers from third parties and additional tankers that Teekay Corporation may offer us from time to time and by ordering newbuildings.

•

Tactically manage our mix of spot and charter contracts. We employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. We believe that our Manager’s experience operating through cycles in the tanker spot market will assist us in employing this strategy and seeking to maximize operating results.

•

Increase cash flow by participating in the pooling arrangements. Through the participation of a significant number of our vessels in the Gemini Suezmax Pool, the Teekay Aframax Pool, the Taurus Tankers LR2 Pool, we believe that we benefit from Teekay Corporation’s reputation and the scope of Teekay Corporation’s operations. We believe that the cash flow we derive over time from operating some of our vessels in these pooling arrangements exceeds the amount we would otherwise derive by operating these vessels outside of the pooling arrangements due to higher vessel utilization and daily revenues.

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

Our Chartering Strategy and Participation in the Gemini Suezmax Pool, Teekay Aframax Pool and Taurus Tankers LR2 Pool

Chartering Strategy. We operate our vessels in both the spot market and under time charters of varying lengths in an effort to maximize cash flow from our vessels based on our Manager’s outlook for freight rates, oil tanker market conditions and global economic conditions. As of February 1, 2013, 15 of our vessels operated in the spot market through participation in pooling arrangements - eight in the Gemini Pool, two of our owned vessels and two time-chartered in vessels in the Teekay Aframax Pool, and three in the Taurus Tankers LR2 Pool and 14 of our vessels operated under fixed-rate time-charter contracts. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Our Manager also may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments. Likewise, the managers of the Gemini Suezmax Pool, Teekay Aframax Pool, Taurus Tankers LR2 Pool may, with our approval, enter into fixed-rate time charters for vessels we include in those pooling arrangements, thereby decreasing spot-rate exposure without withdrawing the vessels from the pooling arrangements.

The Gemini Suezmax Pool, the Teekay Aframax Pool, and the Taurus Tankers LR2 Pool. As of February 1, 2013, and including our owned and time-chartered in vessels, the Gemini Suezmax Pool and Teekay Aframax Pool were comprised of 28 Suezmax and 28 Aframax crude tankers, respectively, and the Taurus Tankers LR2 Pool included 19 LR2 product tankers. Under the pooling arrangements, the aggregate revenues generated by the entire applicable pools are distributed to pool members, including us, pursuant to a pre-arranged weighting system based on actual earnings days each vessel is available during the applicable period and each vessel’s earnings capability based on its characteristics, speed and bunker consumption. The allocation for each vessel participating in the pool is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants and adjusted at standard intervals determined by each pool based on the weighting system. We have agreed with the respective pool managers and pool participants to include certain of our vessels trading on voyage charters into the pooling arrangements assuming the vessel meets the respective pooling criteria. For example, for our Suezmax tankers that are operating on voyage charters with terms less than a year, are included in the Gemini Suezmax pool. Likewise, Aframax tankers on voyage charters with terms of 90 days or less participate in the Teekay Aframax Pool and LR2 vessel with voyage charters of less than 90 days would be included in the Taurus Tankers LR2 Pool. Please read “Item 7. Major Shareholders and Related Party Transactions—Related Party Transactions—Pooling Arrangements,” for additional information about the Gemini Suezmax Pool, the Teekay Aframax Pool, and the Taurus Tankers LR2 Pool.

Voyage Charters. Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot market revenues may generate increased profit margins during times when tanker rates are increasing, while tankers operating under fixed-rate time charters generally provide more predictable cash flows. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses attributable to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses are incurred regardless of particular voyage details and include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. When the vessel is “off hire,” or not available for service, the vessel would be unavailable to complete new voyage charters until the off hire was finalized and the vessel became available again for service. In addition, if the vessel is “off hire” while trading in the Teekay Pool, Taurus Pool and Gemini Pool, the vessel will have those off hire days deducted from its monthly calculation of available days for the purpose of pool distributions. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.

Time Charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. A customer generally selects a time charter if it wants a dedicated vessel for a period of time, and the customer is commercially responsible for the use of the vessel. Under a typical time charter, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. When the vessel is off hire, the customer generally is not required to pay the hire rate and the owner is responsible for all costs. “Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under our time charters, hire is payable monthly in advance in U.S. Dollars. Hire payments may be reduced, or under some time charters the shipowner must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. When the vessel is “off hire,” or not available for service, the charterer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of fuel bunkers, unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off hire if there is an occurrence preventing the full working of the vessel.

Time Charters-in. A time charter-in vessel is one that is contracted from another party for use by us for a fixed period of time at a specified daily rate. We may choose to place the time chartered-in vessel in a pooling arrangement if it meets the standards to participate in a pooling arrangement or to employ it on a fixed rate time charter-out for the same period of time the vessel is chartered-in to us or for shorter depending on the market conditions and the Managers outlook for the market. Under a typical time charter-in, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily hire rate. The customer is responsible for substantially all of the voyage-related expenses. When the vessel is off hire the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of fuel bunkers, unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off hire if there is an occurrence preventing the full working of the vessel.

Industry and Competition

We compete in the Suezmax and Aframax crude oil tanker markets. Our competition in the Aframax (80,000 to 119,999 dwt) and Suezmax (120,000 to 199,999 dwt) markets is also affected by the availability of other size vessels that compete in our markets. Suezmax size vessels and Panamax (55,000 to 79,999 dwt) size vessels can compete for many of the same charters for which our Aframax tankers compete; Aframax size vessels and VLCCs (200,000 to 319,999 dwt) can compete for many of the same charters for which our Suezmax tankers may compete. Because of their large size, VLCCs and Ultra Large Crude Carriers (320,000+ dwt) (or ULCCs) rarely compete directly with Aframax tankers, and ULCCs rarely compete with Suezmax tankers for specific charters. However, because VLCCs and ULCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

We also compete in the Long Range 2 (LR2) and Medium Range (MR) product tanker markets. Our competition in the LR2 (80,000 to 119,999 dwt) and MR (40,000 to 59,999 dwt) product tanker markets is affected by the availability of other size vessels that compete in our markets. Long Range 1 (LR1) (60,000-79,999 dwt) size vessels can compete for many of the same charters for which our LR2 tankers compete; LR1 and Handysize (25,000 – 39,999 dwt) vessels can compete for many of the same charters for which our MR tankers may compete.

Seaborne transportation of crude oil and refined petroleum products are provided both by major energy companies (private as well as state-owned) and by independent ship owners. The desire of many major energy companies to outsource all or a portion of their shipping requirements has caused the number of conventional oil tankers owned by energy companies to decrease in the last 20 years. As a result of this trend, independent tanker companies now own or control a large majority of the international tanker fleet. As of December 31, 2012, the largest operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 55 Aframax vessels), Sovcomflot (approximately 42 vessels), the Sigma Pool (approximately 41 vessels) and the Aframax International Pool (approximately 24 Aframax vessels). As of December 31, 2012, the largest operators of Suezmax tonnage (including newbuildings on order) included the Stena Sonangol Pool (approximately 26 vessels), the Blue Fin Pool (approximately 21 vessels), the Orion Pool (approximately 20 vessels) and Sovcomflot (approximately 17 vessels). As of December 31, 2012, the largest operators of LR2 tonnage (including newbuildings on order) included the LR2 pool (approximately 29 vessels), Ocean Tankers (approximately 13 vessels) and the Sigma Pool (approximately 12 vessels), As of December 31, 2012, the largest operators of MR tonnage (including newbuildings on order) included the Torm MR Pool (approximately 43 vessels), the Stena Pool (approximately 38 vessels), Scorpio Tankers (approximately 37 vessels) the Handytankers Pool (approximately 32 vessels), Sovcomflot (approximately 30 vessels) and Diamond S Shipping (approximately 30 vessels).

Competition in both the crude and product tanker market is primarily based on price, location (for single-voyage or short-term charters), size, age, condition and acceptability of the vessel, oil tanker shipping experience and quality of ship operations, and the size of an operating fleet, with larger fleets allowing for greater vessel substitution, availability and customer service. Aframax and Suezmax tankers are particularly well-suited for short-haul and medium-haul crude oil routes; LR2 tankers are well-suited for long and medium-haul refined product routes while MR tankers are well-suited for short and medium-haul refined product routes.

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

Oil has been one of the world’s primary energy sources for a number of decades. As of April 2013, the International Energy Agency (IEA) estimated that oil consumption will increase from 89.8 million barrels per day (or mb/d) in 2012, to 90.6 mb/d in 2013 driven by increasing consumption in non-OECD countries. A majority of known oil reserves are located in regions far from major consuming regions, which contributes positively toward demand for oil tankers.

The distance over which crude oil or refined petroleum products is transported is determined by seaborne trading and distribution patterns, which are principally influenced by the relative advantages of the various sources of production and locations of consumption. Seaborne trading patterns are also periodically influenced by geopolitical events, such as wars, hostilities and trade embargoes that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances. Historically, the level of oil exports from the Middle East has had a strong effect on the crude tanker market due to the relatively long distance between this supply source and typical discharge points. Over the past few years, the growing economies of China and India have increased and diversified their oil imports, resulting in an overall increase in transportation distance for crude tankers. Major consumers in Asia have increased their crude import volumes from longer-haul producers, such as those in the Atlantic Basin.

The limited growth in refinery capacity in developed nations, the largest consumers of oil in recent years, and increasing refinery capacity in the Middle East and parts of Asia where capacity surplus supports exports, have also altered traditional trading patterns and contributed to the overall increase in transportation distance for both crude tankers and products tankers.

Oil Tanker Supply. New Aframax, Suezmax, LR2 and MR tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, U.S. and international regulations require the earlier phase-out of existing vessels that are not double-hulled, regardless of their expected lifespan. As of December 31, 2012, the world Aframax crude tanker fleet consisted of 645 vessels, with an additional 35 Aframax crude oil tanker newbuildings on order for delivery through 2015, and the world Suezmax crude tanker fleet consisted of 437 vessels, with an additional 68 Suezmax crude oil tanker newbuildings on order for delivery through 2016; the world LR2 product tanker fleet consisted of 243 vessels, with an additional 14 LR2 product tanker newbuildings on order through 2015; and the world MR product tanker fleet consisted of 944 vessels, with an additional 132 MR product tanker newbuildings on order through 2017. Currently, delivery of a vessel typically occurs within two to three years after ordering.

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

For more than a decade, there has been a significant and ongoing shift toward quality in vessels and operations, as charterers and regulators increasingly focus on safety and protection of the environment. Since 1990, there has been an increasing emphasis on environmental protection through legislation and regulations such as OPA 90, International Maritime Organization (or IMO) regulations and protocols, and classification society procedures that demand higher quality tanker construction, maintenance, repair and operations. We believe that operators with proven ability to integrate these required safety regulations into their operations have a competitive advantage.

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

All vessels are operated by our Manager under a comprehensive and integrated Safety Management System that complies with the ISM Code, the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, and Occupational Health and Safety Assessment Series (or OHSAS ) 18001. The management system is certified by Det Norske Veritas (or DNV), the Norwegian classification society. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and certain flag states.

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

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current -maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism). None of our vessels are insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience. We believe that current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution.

We use in our operations Teekay Corporation’s thorough risk management program that includes, among other things, risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We believe we benefit from Teekay Corporation’s commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.

Teekay Corporation has achieved certification under the standards reflected in ISO 9001 for quality assurance, ISO 14001 for environment management systems, Occupational Health and Safety Advisory Services 18001, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Flag, Classification, Audits and Inspections

Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “classed” by one of the major classification societies and members of the International Association of Classification Societies ltd (or IACS): DNV, Lloyd’s Register of Shipping or American Bureau of Shipping.

The applicable classification society certifies that the vessel’s design and build conforms to the applicable class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that she continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society, in accordance to the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five year period the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. As our vessels are modern and we have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry dock at five-year intervals. In-water inspection is carried out during the second or third annual inspection (i.e. during an intermediate survey).

In addition to class surveys, the vessel’s flag state also verifies the condition of the vessel during annual Flag State inspections, either independently or by additional authorization to class. Also, port state authorities of a vessel’s port of call are authorized under international conventions to undertake regular and spot checks of vessels visiting their jurisdiction.

Processes followed onboard are audited by either the flag state or the class society acting on behalf of flag state to ensure that they meet the requirements of the ISM Code DNV typically carries out this task. We also follow an internal process of internal audits undertaken at each office and vessel annually.

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We carry out regular inspections, which help us to ensure that:

•	our vessels and operations adhere to our operating standards;

•	the structural integrity of the vessel is being maintained;

•	machinery and equipment is being maintained to give reliable service;

•	we are optimizing performance in terms of speed and fuel consumption; and

•	the vessel’s appearance supports our brand and meets customer expectations.

Our customers also often carry out vetting inspections under the Ship inspection Report Program, which is a significant safety initiative introduced by the Oil Companies International Marine Forum to specifically address concerns about sub-standard vessels. The inspection results permit charterers to screen a vessel to ensure that it meets their general and specific risk-based shipping requirements.

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater scrutiny, inspection and safety requirements on all vessels in the oil tanker markets and will accelerate the scrapping or phasing out of older vessels throughout these markets.

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

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, the International Convention on Load Lines of 1966. SOLAS provides rules for the construction of and equipment required for commercial vessels and includes regulations for safe operation. Flag states, which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and other regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the U.S. Coast Guard and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.

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

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply within these guidelines.

In addition, the IMO has proposed that all tankers of the size we operate that are built starting in 2012 contain ballast water treatment systems, and that all other similarly sized tankers install treatment systems by 2016. This convention has not yet been ratified, but when it becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

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

The EU has also adopted legislation (directive 2009/16/Econ Port State Control) that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years creates obligations on the part of EU member port states to inspect at least 24% of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies. Two new regulations were introduced by the European Commission in September

2010, as part of the implementation of the Port State Control Directive. These came into force on January 1, 2011 and introduce a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned be a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, whilst those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

The EU has, by way of Directive 2005/35/EC, which has been amended by Directive 2009/123/EC created a legal framework for imposing criminal penalties in the event of discharges of oil and other noxious substances from ships sailing in its waters, irrespective of their flag. This relates to discharges of oil or other noxious substances from vessels. Minor discharges shall not automatically be considered as offences, except where repetition leads to deterioration in the quality of the water. The persons responsible may be subject to criminal penalties if they have acted with intent, recklessly or with serious negligence and the act of inciting, aiding and abetting a person to discharge a polluting substance may also lead to criminal penalties.

The EU has adopted regulations requiring the use of low sulfur fuel. Currently, vessels are required to burn fuel with sulfur content not exceeding 1%. Beginning January 1, 2015, vessels are required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. The California Air Resources Board (or CARB) requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. IMO regulations require that, as of January 1, 2015, all vessels operating within Emissions control Areas (or ECA) worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting this low sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since July 1, 2010, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel sulfur control areas have been 0.1%. Certain modifications were completed on our Suezmax tankers in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the Directive. In addition, LSMGO is more expensive than HFO and this impacts the costs of operations. However, for vessels employed on fixed-term business, all fuel costs, including any increases, are borne by the charterer.

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

OPA 90 also requires owners and operators of vessels to establish and maintain with the United States Coast Guard (or Coast Guard) evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Coast Guard. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. Teekay Corporation has complied with the Coast Guard regulations by obtaining financial guaranties from one of its subsidiaries covering our vessels. If other vessels in our fleet trade into the United States in the future, we expect to obtain guaranties from third-party insurers.

OPA 90 and CERCLA permit individual states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states require state-specific evidence of financial responsibility and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

We have filed vessel response plans with the Coast Guard and have received its approval of such plans. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The Coast Guard has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

OPA 90 and CERCLA do not preclude claimants from seeking damages resulting from the discharge of oil and hazardous substances under other applicable law, including maritime tort law. The application of this doctrine varies by jurisdiction.

The U.S. Clean Water Act also prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above.

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit was issued in December 2008 and expires on December 19, 2013. A new Vessel General Permit was issued in March 2013 and will become effective on December 19, 2013. In addition to the ballast water best management practices required under the 2008 Vessel General Permit, the 2013 Vessel General Permit contains numeric technology-based ballast water effluent limitations that will apply to certain commercial vessels with ballast water tanks. For certain existing vessels, the EPA has adopted a staggered implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations immediately upon the effective date of the 2013 Vessel General Permit.

Since 2009, several environmental groups and industry associations have filed challenges in U.S. federal court to the EPA’s issuance of the Vessel General Permit. The EPA issued a final revised Vessel General Permit in March, 2013 with an effective date of December 19, 2013.

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

C. Organizational Structure

As of February 1, 2013, Teekay Corporation (NYSE: TK), through its 100%-owned subsidiary Teekay Holdings Ltd., had a 25.1% economic interest in us through its ownership of 8.5 million of our shares of Class A common stock and 12.5 million shares of our Class B common stock.

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

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2012.

D. Property, Plant and Equipment

We believe that our well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Our vessels are regularly inspected by our seafaring staff, who perform much of the necessary routine maintenance. Shore-based operational and technical specialists also inspect our vessels on a regular basis. Upon completion of each inspection, action plans are developed to address any items requiring improvement. All action plans are monitored until they are completed. The objectives of these inspections are to:

•	ensure adherence to our operating standards;

•	maintain the structural integrity of the vessel;

•	maintain machinery and equipment to give full reliability in service;

•	optimize performance in terms of speed and fuel consumption; and

•	ensure the vessel’s appearance will support our reputation and meet customer expectations.

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

The following discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

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

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy the Ownership Test. We believe that we should satisfy the Ownership Test because our stock is primarily and regularly traded on an established securities market in the United States within the meaning of Section 883 of the Code and the Section 883 Regulations. We can give no assurance, however, that changes in the ownership of our stock subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2013, we estimate that the U.S. federal income tax on such U.S. Source International Transportation Income would be approximately $1.2 million if the Section 883 Exemption and the net basis tax do not apply, based on the amount of U.S. Source International Transportation Income we earned for 2012. The amount of such tax for which we are liable for any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

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

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Our business is to own oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. We were formed in October 2007 by Teekay Corporation (NYSE: TK) (Teekay), a leading provider of marine services to the global oil and gas industries and the world’s largest operator of medium-sized oil tankers, and we completed our initial public offering in December 2007.

Through the participation of some of our vessels in pooling arrangements, we expect to benefit from Teekay’s reputation and the scope of its operations in increasing our cash flows. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Teekay currently holds a majority of the voting power of our common stock, which includes Class A common stock and Class B common stock.

From our initial public offering in December 2007 through December 31, 2012, we distributed to our stockholders on a quarterly basis all of our Cash Available for Distribution, subject to any reserves the board of directors determined were required for the prudent conduct of our business. Cash Available for Distribution represented net (loss) income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by us from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay.

We recently announced a change to our dividend policy and, commencing in the first quarter of 2013, we will distribute to our stockholders a fixed quarterly dividend of $0.03 per share ($0.12 per share annually), which will be reviewed from time to time by our Board of Directors, rather than distributing all of our Cash Available for Distribution.

Significant Developments in 2012 and 2013

Public Offerings

In February 2012, we completed a public offering of 17.25 million shares of our Class A common stock at a price of $4.00 per share, for gross proceeds of $69.0 million. We used the net offering proceeds to repay $55.0 million of our outstanding debt under a revolving credit facility and the balance for general corporate purposes.

In February 2011, we completed a public offering of 9.9 million shares of our Class A common stock at a price of $11.33 per share, for gross proceeds of $112.1 million. We used the net proceeds from the equity offering to prepay $103.0 million of outstanding debt under our revolving credit facility and the balance for general corporate purposes.

Vessel Acquisitions

In June 2012, we acquired from Teekay seven conventional oil tankers and six product tankers and related time-charter contracts, and an interest rate swap, for an aggregate price of approximately $454.2 million, including the assumption of outstanding debt of approximately $428.1 million (or the 2012 Acquired Business). Ten of the vessels were acquired on June 15, 2012 and the remaining three were acquired on June 26, 2012. As consideration for this acquisition, we issued to Teekay 4.5 million Class A common shares and made a cash payment of $1.1 million to Teekay. The 4.5 million Class A common shares had an approximate value of $25.0 million, or $5.60 per share, when the purchase price was agreed to between the parties and a value of $18.3 million, or $4.11 per share, on the acquisition closing date. The purchase price, for accounting purposes, was based upon the value of the Class A common shares on the acquisition closing date. Consequently, common stock and additional paid in capital and accumulated deficit are both $6.7 million lower than if the value of the shares had remained unchanged from when the purchase price was agreed to between the parties. In addition, we reimbursed Teekay for $8.4 million of working capital we assumed from Teekay in connection with the 2012 Acquired Business. Teekay has granted us a right of first refusal on any conventional tanker opportunities developed by Teekay for a period of three years from the closing date of the acquisition. Please read “Item 7. Major Shareholders and Related Party Transactions - B. Related Party Transactions.”

The acquisition of the 2012 Acquired Business was accounted for as a reorganization between entities under common control. As a result, our consolidated financial statements reflect the 2012 Acquired Business as if we had acquired the 2012 Acquired Business when the 13 vessels began respective operations under the ownership of Teekay. All of these vessels began operations prior to the periods covered by these consolidated financial statements and consequently all information contained herein that relates to periods prior to the acquisition of the 2012 Acquired Business have been retroactively adjusted to include the impact of the 2012 Acquired Business. The effect of adjusting such information to account for the 2012 Acquired Business in periods prior to our acquisition is referred to herein as the Dropdown Predecessor. Please read Note 1 Summary of Significant Accounting Policies and Note 20 – 2012 Acquired Business to our consolidated financial statements.

In April 2013, we entered into an agreement with STX Offshore & Shipbuilding Co., Ltd ( or STX) of South Korea for the construction of four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (LR2) product tanker newbuildings for a fully built up cost of approximately $47 million each. The agreement with STX also includes fixed-price options for the construction up to 12 additional LR2 newbuildings, four of which are exerciseable up to and including each of the following months: October 2013, April 2014, and October 2014, respectively. Upon delivery, it is expected that the four vessels will operate in Teekay Corporation’s Taurus Tankers LR2 Pool. The agreement with STX also includes favourable payment terms, with the majority of the purchase price due upon delivery. We intend to finance the installment payments with our existing liquidity and to secure long-term debt financing for the four vessels prior to their scheduled deliveries in late-2015 and early-2016. Please read Note 19 Subsequent Event included in our consolidated financial statements.

Vessel Impairments

Our consolidated statement of loss for the year ended December 31, 2012 includes an aggregate $352.5 million write down, consisting of seven Suezmax tankers ($305.6 million), four Aframax tankers ($44.5 million), and one product tanker ($2.4 million). When comparing the seven Suezmax tankers to each other and when comparing the four Aframax tankers to each other, the vessels have a similar age, a similar carrying value and are all being employed in the spot market or on short term time-charters. The primary factor that contributed to the write downs is the current economic environment for the tanker industry. The tanker industry has continued to be weak, largely caused by an oversupply of vessels relative to demand. In addition, the write down in 2012 was also impacted by a tanker market recovery taking longer than initially anticipated. One of the four Aframax tankers was held for sale at December 31, 2012 and was subsequently sold in January 2013. The vessels were written down to their estimated fair values, using an internally appraised value based on second hand sale and purchase market data.

Vessel Sale

On January 22, 2013, we completed the sale of the Aframax tanker, Nassau Spirit, for $9.1 million. The vessel was held for sale on our consolidated balance sheet as at December 31, 2012 and its net book value was written down to its sale proceeds net of cash outlays to complete the sale. The vessel was trading in the Teekay Aframax Pool prior to sale.

Dividend Policy

Commencing in the first quarter of 2013, we intend to pay a fixed quarterly dividend of $0.03 per share on our common shares, subject to the review of our Board of Directors from time to time. Up to and including the quarter ended December 31, 2012, we have distributed the majority of our cash flow to shareholders through a full payout dividend policy, subject to certain reserves determined by our Board of Directors.

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

Depreciation and Amortization. Our depreciation and amortization expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels and charges related to the amortization of dry-docking expenditures over the estimated number of years to the next scheduled dry docking.

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

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

Our financial results reflect the results of the interests in vessels acquired from Teekay for all periods the vessels were under common control. From January 1, 2010, we have acquired a total of 18 vessels from Teekay, as outlined in the following table:

Vessel Type	Number of Tankers Acquired	Details
Suezmax	7	3 acquired in 2010 and 4 acquired in 2012
Aframax	5	2 acquired in 2010 and 3 acquired in 2012
LR2	3	3 acquired in 2012
MR	3	3 acquired in 2012

	18

All of these acquisitions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interests method. Under this method of accounting our financial statements, for periods prior to the date the interests in these vessels were actually acquired by us, are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay and had begun operations. Our statements of loss for the years ended December 31, 2010, December 31, 2011 and December 31, 2012 include the 2012 Acquired Business for the periods it was under common control of Teekay prior to the acquisition by us. All financial or operational information contained herein for the periods prior to the date the interests in these vessels were actually acquired by us and during which we and the applicable vessels were under common control of Teekay, are retroactively adjusted to include the results of these acquired vessels and are collectively referred to as the “Dropdown Predecessor”.

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

•

Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to experience a global manpower shortage of qualified seafarers due to growth in the world fleet, which in recent years has resulted in upward pressure on manning costs. Recently, the gap between demand and supply of officers has narrowed, which has allowed wages in certain sectors to stabilize or increase at a lower rate. In the future, there may be additional increases in crew compensation as vessel and officer supply dynamics continue to change. In addition, factors such as pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take steps aimed at improving operational efficiencies, and lessening the effect of inflationary and other price escalations; however, we believe that increases to operational costs are still likely to occur in the future.

•

The amount and timing of dry dockings of our vessels can significantly affect our revenues between periods. Our vessels are normally off hire when they are being dry docked. Including the Dropdown Predecessor, we had four vessels dry docked in 2012 compared to three vessels dry docked in 2011, and five vessels dry docked in 2010. The total number of off–hire days relating to dry docking during the years ended December 31, 2012, December 31, 2011 and 2010 were 78, 64 and 180 days, respectively. As a result of including the financial results of the Dropdown Predecessor, the total number of days of off hire relating to dry docking increased by nil, 64 and 52 days, for the years ended 2012, 2011 and 2010, respectively. For our current fleet, there are eight vessels scheduled for dry dockings in 2013 and eight vessels scheduled for dry dockings in 2014.

Results of Operations

In accordance with GAAP, we report gross revenues in our consolidated statements of loss and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Year Ended December 31, 2012 versus Year Ended December 31, 2011

The following table presents our operating results for the years ended December 31, 2012 and 2011 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Years Ended December 31,
	2012	2011
(in thousands of U.S. dollars, except percentages)
Revenues	185,930	203,749
Interest income from investment in term loans	11,499	11,323
Less: voyage expenses	(4,618)	(3,449)

Net revenues	192,811	211,623

Vessel operating expenses	89,215	84,089
Time-charter hire expense	3,950	4,046
Depreciation and amortization	72,365	74,482
General and administrative	14,930	16,125
Vessel impairment and net loss on sale of vessels	352,546	58,034
Goodwill impairment charge	—	19,294

Loss from vessel operations	(340,195)	(44,447)

Interest expense	(20,009)	(40,539)
Interest income	50	71
Realized and unrealized loss on derivative instruments	(7,963)	(27,783)
Other expenses - net	(2,064)	(377)

Net loss	(370,181)	(113,075)

Tanker Market

Crude tanker spot rates strengthened through the first half of 2012 before declining to historically low levels during the second half of the year. Demand for crude tankers in the first half of the year was driven by crude oil stockpiling ahead of the EU’s sanctions on Iranian oil, which took effect July 1, 2012 coupled with high levels of global oil production, particularly from OPEC. The combined effect of crude demand for stockpiling purposes and an increase in long-haul OPEC barrels was a significant increase in crude tanker tonne-mile demand through the first half of 2012.

In the second half of 2012, the situation was reversed with rates in the large crude tanker segments falling to historically low levels during the summer months. This decline in tanker rates was due to much lower levels of tanker demand once oil inventories had been replenished, coupled with reduced OPEC oil production. Tanker rates exhibited a modest rebound to six-month highs in the fourth quarter of 2012 due to seasonal factors but remained well below the long-term average.

In the product tanker sector, the pattern of earnings was the opposite of the crude tanker sector with a very weak first half of the year giving way to a much stronger second half. LR2 spot rates reached a 3-year high during the fourth quarter of 2012 driven by a combination of increased long-haul naphtha movements into Asia and reduced competition from crude tanker newbuildings on the East-West gasoil trade.

The global tanker fleet grew by a net 17.7 million deadweight tonnes (or mdwt), or 3.7%, during 2012. A total of 32.4 mdwt of tankers delivered into the fleet, down from 40.2 mdwt in 2011, while scrapping and removals increased slightly to 14.7 mdwt from 14.0 mdwt in 2011. Looking ahead to 2013, we estimate that tanker deliveries will total approximately 30 mdwt while scrapping is forecast to total approximately 13 mdwt. As a result, we estimate net tanker fleet growth of approximately 17 mdwt, or 3.5%, in 2013, the lowest level of tanker fleet growth in percentage terms since 2003. Fleet growth during 2013 is expected to be weighted towards the Very Large Crude Carrier (or VLCC) and Suezmax sectors, with negligible or declining growth in the Aframax and LR2 sectors.

Global oil demand is expected to grow by 0.9 million barrels per day (or mb/d) during 2013 according to the average of forecasts from the International Energy Agency, Energy Information Administration and Organization of Petroleum Exporting Countries (or OPEC). This represents the same level of oil demand growth as in 2012, with the non-OECD countries, and China in particular, accounting for the majority of the growth. However, the “call on OPEC” crude is expected to decline by approximately 0.4 mb/d during 2013, which could result in lower tonne-mile demand for crude tankers compared to 2012.

Fleet and TCE Rates

As at December 31, 2012, we owned 28 double-hulled conventional oil tankers, time-chartered in one Aframax vessel from a third party and owned a 50% interest in one VLCC newbuilding scheduled to deliver during the second quarter of 2013. The number of vessels we own, as well as our financial and operational results, includes the Dropdown Predecessor in all relevant periods presented. Please read Note 1 “Summary of Significant Accounting Policies” included in the notes to our consolidated financial statements attached in this Report.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2012 and 2011:

	Year Ended December 31, 2012			Year Ended December 31, 2011
	Net Revenues (1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3) (in thousands)	Revenue Days	Average TCE per Revenue Day
Voyage-charter contracts - Suezmax	$32,983	1,865	$17,688	$21,035	1,456	$14,447
Voyage-charter contracts - Aframax	$19,279	1,583	$12,179	$17,254	1,343	$12,850
Voyage-charter contracts - LR2 Product	$13,568	1,098	$12,357	$13,074	1,026	$12,745
Time-charter contracts - Suezmax	$37,529	1,682	$22,311	$53,362	2,186	$24,414
Time-charter contracts - Aframax	$56,039	3,043	$18,418	$72,793	3,271	$22,256
Time-charter contracts - MR Product	$28,063	1,092	$25,711	$27,887	1,090	$25,594

Total	$187,461	10,363	$18,091	$205,405	10,372	$19,806

(1)	Excludes a total of $4.7 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.5 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loan of $11.5 million and $11.3 million for 2012 and 2011, respectively.
(3)	Excludes a total of $3.7 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.4 million in off-hire bunker and other expenses.

Net Revenues. Net revenues decreased to $192.8 million for 2012 from $211.6 million for 2011, primarily due to a net decrease of $32.3 million relating to lower fixed-rate time-charter revenues partially offset by a net increase of $14.4 million in overall spot-rate revenues and $1.2 million of lower voyage expenses. The details of the changes are discussed further below.

The net decrease of $32.3 million in fixed-rate time-charter revenues is attributable to the following:

•	a net decrease of $22.5 million from various vessels changing employment between fixed-rate charters and voyage charters and vice versa; and

•	a net decrease of $10.4 million relating to our fixed-rate tankers which had existing time-charter agreements expire during the year and were re-chartered at lower average fixed-rates.

The net increase of $14.4 million in spot-rate revenues is attributable to the following:

•

net increases of $11.7 million as a result of having, on average, more Suezmax tankers trading in pooling arrangements in 2012 compared to 2011 despite having four spot-traded Suezmax tankers complete their scheduled drydockings in 2012. In addition, average Suezmax spot rates realized in 2012 were higher than in 2011;

•

a net increase of $1.8 million as a result of having, on average, more Aframax tankers days in operations as we had more time-chartered in vessels from external parties in 2012 compared to 2011. This yielded $3.3 million in additional net voyage revenue which was partially offset by a $1.5 million decrease in the average spot Aframax rates in 2012 compared to 2011; and

•	a net increase of $0.8 million resulting from more revenue days for our three LR2 product tankers in 2012 compared to 2011 as all three vessels completed their scheduled drydocking in 2011.

Vessel Operating Expenses. Vessel operating expenses increased to $89.2 million for 2012 compared to $84.1 million for 2011 primarily due to an increase of $3.7 million relating to higher unplanned repairs and maintenance expenses across the fleet in 2012 compared to 2011.

Depreciation and Amortization. Depreciation and amortization decreased to $72.4 million for 2012 compared to $74.5 million for 2011. The decrease in 2012 relates primarily to the asset impairment charge in the third quarter of 2011 for the three medium range product tankers owned by the Dropdown Predecessor.

General and Administrative Expenses. General and administrative expenses decreased to $14.9 million for 2012 compared to $16.1 million for 2011, primarily due to:

•

a decrease of $5.0 million attributable to the Dropdown Predecessor for the general and administrative expenses and management fees allocated for the full previous period as compared to only a portion of the current year (up to the acquisition date in June 2012);

partially offset by

•	an increase of $3.3 million in management fees resulting from the purchase of the 2012 Acquired Business; and

•	an increase of $0.8 million in corporate expenses relating to one-time acquisition costs associated with the purchase of the 2012 Acquired Business, compared to 2011.

Vessel Impairments and Net Loss on Sale of Vessels. Vessel impairments and net loss on sale of vessels totaled $352.5 million for 2012. Indicators of impairment were present in the fourth quarter of 2012 which triggered an impairment test to be conducted on certain of our conventional oil tankers. These indicators of impairment included a negative change in the outlook for the crude tanker market, a delay in the expected timing of a recovery of the crude tanker market, and the expected discrimination impact from more fuel efficient vessels being constructed. As a result of these developments, we recognized impairments on seven Suezmax tankers, four Aframax tankers and one medium-range product tanker, which in aggregate amounted to $352.5 million. In December 2012, we entered into an agreement to sell one of the four impaired Aframax tankers. As the vessel sale was not completed until January 2013, the vessel was classified as “Held for Sale” on the consolidated balance sheet as at December 31, 2012.

Vessel impairments and net loss on sale of vessels was $58.0 million for 2011. We recognized impairments on three medium-range product tankers built in 2000, 2004 and 2005. The indicators of impairment related to these vessels included a change in the operating plans for certain of these vessels, escalating dry dock costs, a continued decline in the fair market value of vessels, and a general decline in the future outlook for shipping and the global economy. The charges recorded in 2011 were attributable to the vessels which belonged to the Dropdown Predecessor during the same period in 2011.

Goodwill Impairment Charge. Goodwill impairment charges for the years ended December 31, 2012 and 2011 were nil and $19.3 million, respectively. We performed goodwill impairment analyses on the conventional tanker fleet in 2011 and concluded the carrying value of the goodwill, all relating to the Suezmax reporting unit, exceeded its fair value. As a result, a goodwill impairment charge of $19.3 million was recognized in our 2011 consolidated statement of loss, of which $6.0 million of this charge was related to Suezmax vessels owned by the Dropdown Predecessor. The fair value of the Suezmax reporting unit was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected cash flows and the appropriate discount rates are in part based upon existing contracts, future tanker market rates, historical experience, financial forecasts and industry trends and conditions.

Interest Expense. Interest expense decreased to $20.0 million for 2012 compared to $40.5 million for 2011, primarily due to:

•

a decrease of $22.1 million in interest expense attributable to the Dropdown Predecessor during 2012 compared to 2011 as the Dropdown Predecessor effectively replaced long-term debt bearing interest at 8.5% with revolving credit facilities, which had an average outstanding interest rate of approximately 1%, and as debt levels related to the 2012 Acquired Business were reduced since the acquisition date;

partially offset by

•	an increase of $1.1 million due to higher average debt balances outstanding and higher interest rates in 2012 compared to 2011.

Realized and unrealized loss on derivative instruments. Realized and unrealized losses on interest rate swaps was $8.0 million for the year ended December 31, 2012 compared to $27.8 million for the year ended December 31, 2011. During 2012 and 2011, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $291.6 million and $415.0 million, respectively, and with average fixed rates of approximately 2.2% and 2.8%, respectively, as one of our interest rate swaps expired during the year.

Short term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $9.5 million and $39.0 million (which includes the impact of a $31.1 million interest rate swap settlement payment made by the Dropdown Predecessor concurrently with a reset of the fixed rate on an interest rate swap from 5.07% to 2.51% in January 2011), respectively, during 2012 and 2011 under the interest rate swap agreements.

Long-term benchmark interest rates increased in 2012 and 2011, causing us to recognize an unrealized gain of $1.6 million for the year ended December 31, 2012, compared to an unrealized gain of $11.2 million (which includes the impact from a $31.1 million interest rate swap settlement payment described above) for the same period last year. Please see “Item 5 - Operating and Financial Review and Prospects: Valuation of Derivative Instruments”, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material changes in realized and unrealized (loss) gain on derivative instruments from period to period.

Other expenses. Other expenses increased to $2.1 million in 2012, compared to $0.4 million in 2011. The increase in other expenses is primarily related to an increase in our estimate of freight tax expenses as a result of some of our fleet engaging in more voyages in freight tax jurisdictions such as Nigeria and Turkey.

Net Loss. As a result of the foregoing factors, we recorded a net loss of $370.2 million for 2012, compared to $113.1 million for 2011.

Year Ended December 31, 2011 versus Year Ended December 31, 2010

The following table presents our operating results for 2011 and 2010 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Years Ended December 31,
(in thousands of U.S. dollars, except percentages)	2011	2010

Revenues	203,749	235,053
Interest income from investment in term loans	11,323	5,297
Less: voyage expenses	(3,449)	(5,301)

Net revenues	211,623	235,049

Vessel operating expenses	84,089	81,650
Time-charter hire expense	4,046	—
Depreciation and amortization	74,482	77,317
General and administrative	16,125	16,620
Vessel impairment and net loss on sale of vessels	58,034	1,864
Goodwill impairment charge	19,294	—

Loss from vessel operations	(44,447)	57,598

Interest expense	(40,539)	(51,140)
Interest income	71	100
Realized and unrealized gain (loss) on derivative instruments	(27,783)	(28,684)
Other expenses - net	(377)	(1,016)
Net loss	(113,075)	(23,142)

Fleet and TCE Rates

As at December 31, 2011, we owned twelve Aframax-class and ten Suezmax-class tankers and six product tankers. The number of vessels we own as well as our financial and operational results includes the Dropdown Predecessor in all relevant periods presented. Please read Note 1 “Summary of Significant Accounting Policies” included in the notes to our consolidated financial statements attached in this Report.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2011 and 2010:

	Year Ended December 31, 2011			Year Ended December 31, 2010
	Net Revenues (1)(2)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3)	Revenue Days	Average TCE per Revenue Day
	(in thousands)			(in thousands)

Voyage-charter contracts - Suezmax	$21,035	1,456	$14,447	$38,528	1,551	$24,844
Voyage-charter contracts - Aframax	$17,254	1,343	$12,850	$21,335	1,246	$17,118
Voyage-charter contracts - LR2 Product	$13,074	1,026	$12,745	$14,848	1,092	$13,603
Voyage-charter contracts - MR Product	—	—	—	$1,401	126	$11,095
Time-charter contracts - Suezmax	$53,362	2,186	$24,414	$54,039	2,094	$25,811
Time-charter contracts - Aframax	$72,793	3,271	$22,256	$84,590	3,333	$25,378
Time-charter contracts - MR Product	$27,887	1,090	$25,594	$20,152	894	$22,531

Total	$205,405	10,372	$19,806	$234,893	10,336	$22,719

(1)	Excludes total of $3.7 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.4 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loan of $11.3 million and $5.3 million for 2011 and 2010, respectively.
(3)	Excludes a total of $3.7 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.5 million in off-hire bunker and other expenses.

Net Revenues. Net revenues decreased to $211.6 million for 2011, compared to $235.0 million for 2010, primarily due to:

•

a decrease of $19.0 million for 2011 from lower average TCE rates earned by our Suezmax and Aframax vessels operating on spot-market-based voyage charters, resulting from the relatively weaker spot markets during 2011 compared to the prior year;

•

a decrease of $10.2 million for 2011 resulting from the decrease in average TCE rates earned by our Aframax vessels employed on time-charter contracts in 2011 compared to 2010 as a result of new and renewed time-charter contracts at lower average TCE rates;

•	a decrease of $4.6 million for 2011 compared to the prior year as a result of fewer revenue days from the sales of the Falster Spirit and Sotra Spirit in April 2010 and August 2010, respectively; and

•	a decrease of $3.0 million for 2011 relating to lower profit-sharing amounts earned by the six applicable Suezmax tankers compared to the prior year, resulting from weaker average spot rates in 2011;

partially offset by

•	an increase of $6.0 million for 2011 compare to the prior year, resulting from interest income from an investment in term loans which earns and annual yield of approximately 10%;

•

an increase of $5.1 million for 2011 resulting from the Hugli Spirit operating under a spot-market-based voyage charter for a portion of 2010 at a lower average TCE rate, in addition to overall higher average time-charter contract rates in 2011; and

•

an increase of $2.5 million for 2011 resulting from two additional vessels earning revenue as we entered into agreements to time-charter in two Aframax tankers from third parties, compared to the prior year.

Vessel Operating Expenses. Vessel operating expenses were $84.1 million for 2011 compared to $81.7 million for 2010, primarily due to a $3.1 million increase from the change of the Hugli Spirit crew to Australian seafarers in 2010, which occurred in conjunction with the vessel being chartered to an Australian customer, partially offset by a decrease of $2.4 million for 2011 relating to the Falster Spirit and the Sotra Spirit , which were sold in April and August 2010, respectively. The remaining of the increase was the result of an increase in manning for certain of our conventional tankers and the timing of services and maintenance.

Time-Charter Hire Expenses. Time-charter hire expenses were $4.0 million in 2011 compared to nil in 2010. During 2011, we entered into two agreements to time-charter in two Aframax tankers from third parties. The time-charters commenced in July 2011 and August 2011, respectively, and remained in our fleet for the remainder of 2011 as a result of extension options being exercised.

Depreciation and Amortization. Depreciation and amortization was $74.5 million for 2011 compared to $77.3 million for 2010, primarily due to a $1.6 million decrease from the sale of the Falster Spirit and the Sotra Spirit in April and August 2010, respectively, a $1.5 million decrease from an increase in our vessel scrap value assumption in 2011, and a $0.9 million decrease from vessel impairments during 2011, partially offset by a $0.9 million increase in drydock amortization.

Vessel Impairments and Net Loss on Sale of Vessels. Vessel impairments and net loss on sale of vessels was $58.0 million for 2011 compared to 1.9 million in 2010. We recognized vessels impairments on three medium-range product tankers built in 2000, 2004 and 2005, respectively. We identified the following indicators of impairment related to these vessels: a change in the operating plans for certain of these vessels; escalating dry-dock costs; a continued decline in the fair market value of vessels; and a general decline in the future outlook for shipping and the global economy.

Goodwill Impairment Charge. Goodwill impairment charge was $19.3 million for 2011 compared to $nil in 2010. During 2011, we concluded that indicators of impairment, being the continuing weak tanker market, which continues to experience an oversupply of vessels relative to tanker demand, were present for the conventional tanker fleet. Consequently, we performed a goodwill impairment analysis on the conventional tanker fleet and, concluded that the carrying value of the goodwill, all relating to the Suezmax reporting unit, exceeded its fair value. As a result, a goodwill impairment charge of $19.3 million was recognized in our 2011 consolidated statement of loss. The fair value of this reporting unit was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected cash flows and the appropriate discount rates are in part based upon existing contracts, future tanker market rates, historical experience, financial forecasts and industry trends and conditions.

Interest Expense. Interest expense was $40.5 million for 2011 compared to $51.1 million for 2010. The decrease in interest expense was primarily due to a decline in interest expense attributable to the Dropdown Predecessor. Vessels constructed or acquired by Teekay generally have been financed solely with interest bearing debt. In contrast, we generally finance the acquisition of these vessels from Teekay with a combination of equity and debt. As such, the overall amount of debt and interest generally will decline after our acquisition of these vessels from Teekay. Also contributing to the decrease was the Dropdown Predecessor effectively replacing during 2011 certain of its long-term debt bearing interest at a fixed rate of 8.5% with revolving credit facilities, which had an average outstanding interest rate of approximately 1%.

Realized and unrealized (loss) gain on interest rate swaps. During 2011 and 2010, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $415.0 million and $351.0 million, respectively, and with average fixed rates of approximately 2.8% and 4.6%, respectively. Short term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $39.0 million (which includes the impact from a $31.1 million interest rate swap settlement payment made by the Dropdown Predecessor concurrently with a reset of the fixed rate on an interest rate swap from 5.07% to 2.51% in January 2011) and $14.9 million, respectively, during 2011 and 2010 under the interest rate swap agreements.

Long-term benchmark interest rates declined in 2011 and 2010, causing us to recognize an unrealized gain of $11.2 million in 2011 (which includes the impact from a $31.1 million interest rate swap settlement payment described above) and an unrealized loss of $13.8 million in 2010. Please see Item 5 - Operating and Financial Review and Prospects: Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material changes in realized and unrealized (loss) gain on derivative instruments from period to period.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions. As at December 31, 2012, our total cash and cash equivalents was $26.3 million, compared to $18.6 million at December 31, 2011. Our total liquidity, including cash, cash equivalents and undrawn credit facilities, was $327.3 million as at December 31, 2012, compared to $324.3 million as at December 31, 2011. We believe that our working capital is sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in-charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Through December 31, 2012, we have distributed the majority of our cash flow to shareholders through a full payout dividend policy, subject to certain reserves determined by our Board of Directors. Our board of directors recently modified our dividend policy, and commencing in the first quarter of 2013, we now pay a fixed quarterly dividend of $0.03 per share on our common shares, which amount will be reviewed from time to time by our board of directors.

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

Our revolving credit facilities and term loans are described in Note 9 “Long-Term Debt” to our consolidated financial statements included in this Annual Report. Our revolving credit facilities and term loans contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, making certain negative pledges or granting certain liens, and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we do not currently expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2012, we and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

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

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2012	2011	2010

Net cash flow from operating activities	27,542	24,020	58,402
Net cash flow (used in) from financing activities	(13,905)	(16,006)	48,051
Net cash flow used in investing activities	(5,862)	(4,337)	(101,996)

Operating Cash Flows

Changes in net cash flow from operating activities primarily reflect fluctuations in spot tanker rates, change in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to historical fluctuations in operating cash flows as a result of highly cyclical spot tanker rates and more recently as a result of the reduction in global oil demand that was caused by a slow-down in global economic activity.

Net cash flow from operating activities increased to $27.5 million in 2012, compared to $24.0 million in 2011, primarily as a result of the following:

•

an increase of $29.5 million due primarily to an interest rate swap settlement payment made by the Dropdown Predecessor that occurred concurrently with a reset of the fixed interest rate on an interest rate swap from 5.07% to 2.51% during the nine months ended 2011; and

•	an increase of $22.1 million due to lower interest expense allocations relating to the Dropdown Predecessor for the year ended 2011;

partially offset by:

•	a net decrease of $19.0 million resulting from lower average realized TCE rates our vessels earned for the year ended December 31, 2012 compared to the same period in 2011;

•	a net decrease of $6.4 million resulting from higher operating and other expenses incurred for the year ended December 31, 2012 compared to the same period in 2011; and

•	a net decrease of $19.0 million due to changes in non-cash working capital relating to our vessel operations; and

•	a net decrease of $3.8 million due to completing four drydockings in 2012 compared to three in 2011.

Net cash flow from operating activities decreased to $24.0 million in 2011, compared to $58.4 million in 2010, primarily as a result of the following:

•

a net decrease of $29.4 million in income from operations before depreciation, amortization, vessel impairments, net loss on sale of vessels and impairment of our goodwill (this decrease is mainly attributed to a decrease in average TCE rates earned by our spot and time-charter vessels as global tanker markets weakened in 2011 primarily due to an oversupply of vessels); and

•

a net decrease of $24.2 million relating to realized losses in 2011 as compared to 2010 on our interest rate swaps, of which $31.1 million relates to an interest rate swap settlement payment made by the Dropdown Predecessor concurrently with a reset of the fixed rate on an interest rate swap from $5.07% to 2.51% in January 2011;

partially offset by:

•	a net increase of $10.6 million relating to a decrease in interest expense allocations relating to the Dropdown Predecessor in 2011; and

•	a net increase of $6.1 million relating to completing two fewer drydockings in 2011 compared to 2010.

Financing Cash Flows

Net cash outflow from financing activities decreased to $13.9 million in 2012, compared to $16.0 million in 2011, as a result of the following:

•

a net decrease of $41.3 million in cash received from public offerings for the year ended December 31, 2012 compared to the prior year. In February 2012, we issued 17.3 million shares at $4.00 per share for net proceeds of $65.8 million compared to net proceeds of $107.1 million in February 2011 when we issued 9.9 million shares at $11.33 per share;

•	a net decrease of $39.5 million in cash used for financing activities resulting from the net financing activities of the Dropdown Predecessor.

partially offset by:

•

a net increase of $63.8 million as a result of net borrowing, repayments, and prepayments on our credit facilities. For the year ended December 31, 2012 compared to the 2011, we borrowed $17.2 million more from our revolving credit facilities; repaid $11.7 million more in scheduled debt repayments as a result of the new debt acquired as part of the 2012 Acquired Business that occurred in June 2012; and decreased our prepayments of long term debt by $58.3 million; and

•	an increase of $19.1 million as a result of lower dividends payments for the year ended December 31, 2012 compared to the prior year;

Net cash flows from financing activities decreased to net cash outflow of $16.0 million in 2011 compared to net cash inflow of $48.1 million in 2010.

Excluding the Dropdown Predecessor, during 2011 we borrowed $15.0 million on our revolving credit facilities and received $107.1 million in net proceeds from the February 2011 offering of 9.9 million Class A common shares. These funds were primarily used to make $118.3 million of long-term debt prepayments. In addition, the Dropdown Predecessor raised $33.4 million of net financing proceeds during 2011. The Dropdown Predecessor used such funds primarily to make a $31.1 million interest rate swap settlement payment concurrently with a reset of the fixed rate on an interest rate swap from 5.07% to 2.51%.

Excluding the Dropdown Predecessor, during 2010 we borrowed $185.0 million on our revolving credit facilities and received $202.6 million in net proceeds from offerings of our Class A common shares. We used these funds primarily to acquire five vessels from Teekay for $244.2 million, invest $115.6 million in term loans we made to a third party and prepay $33.1 million of credit facilities. In addition, the Dropdown Predecessor raised $132.5 million of funds from Teekay Corporation during 2010 and used such funds for net debt repayments.

On March 11, 2013, we paid a cash dividend of $0.03 per common share relating to the quarter ended December 31, 2012. Previously, we have distributed the majority of our cash flow to shareholders through a full payout dividend policy, subject to certain reserves determined by our board of directors. Commencing in the first quarter of 2013, we intend to pay a fixed quarterly dividend of $0.03 per share on our common shares, which amount will be subject to the review of our Board of Directors from time to time.

Investing Cash Flows

Net cash used in investing activities for the year ended December 31, 2012 increased by $1.5 million compared to the same period in 2011 primarily as a result of our funding of $3.3 million to our 50/50 joint venture to meet shipyard obligations for the construction of a VLCC newbuilding, which was partially offset by a $1.8 million reduction in expenditures for vessel and equipment for the year ended 2012 compared to the same period in 2011.

Net cash used in investing activities for the year ended December 31, 2011 decreased by $97.7 million compared to the same period in 2010 predominantly as a result of our investment of $115.6 million in term loans and $9.8 million in advances we made to our 50/50 joint venture in 2010 and we did not make similar cash expenditures in 2011. In addition, capital expenditures for our vessel and equipment were $7.7 million lower for the year ended December 31, 2011 compared to the same period in 2010. The reduction in cash out flows for investing for the year ended December 31, 2011 was partially offset by not completing any vessel sales in 2011 compared to our receiving proceeds of $35.4 million from the sale of two Aframax tankers in 2010.

Please read Note 5 “Investment in Term Loans” and Note 6 “Investment in Joint Venture” for specific details on our investment in term loans and 50/50 joint venture activities included in the notes to our consolidated financial statements attached in this Annual Report.

We have invested in term loans with a total principal amount outstanding of $115.0 million as of December 31, 2012. We receive quarterly interest payments on the loans and the loans outstanding are due in July 2013. The term loans are collateralized by first priority mortgages on two 2010-built VLCC tankers, together with other related security. Interest income from the loans for the year ended December 31, 2012 was $11.5 million compared with $11.3 million in prior year. The borrower on this loan is facing financial difficulty and has defaulted on its interest payment obligations under the loans since January 31, 2013. Failure of the borrower to pay interest or to repay principal under the loans would harm our results of operations and, to the extent we are unable to foreclose on the collateral, our financial condition. We estimate that the current value of our security interest in the two VLCC tankers is sufficient to cover all amounts currently owed from the borrower.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2012:

(in millions of U.S. dollars)	Total	2013	2014 and 2015	2016 and 2017	Beyond 2017

U.S. Dollar-Denominated Obligations
Long-term debt (1)	735.7	25.2	77.4	524.9	108.2
Chartered-in vessels (operating leases) (2)	6.5	6.4	0.1	—	—
Newbuilding installments (3)	27.0	27.0	—	—	—

Total	769.2	58.6	77.5	524.9	108.2

(1)	Excludes all expected interest payments of $8.8 million (2013), $15.9 million (2014 and 2015), $10.5 million (2016 and 2017) and $3.1 million (beyond 2017). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.9% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.3% to 1.0% at December 31, 2012. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.
(2)	Excludes payments required if we execute all options to extend the terms of one in-chartered lease. If we exercise all options to extend the terms of the in-chartered lease, we would expect total payments of $2.2 million (remaining in 2013) and $7.5 million (2014 and 2015).
(3)	We have a 50% interest in a joint venture that has entered into an agreement for the construction of a VLCC. As at December 31, 2012, the remaining commitments on the vessel, excluding capitalized interest and other miscellaneous construction costs, totalled $53.9 million of which our share is $27.0 million. Please read “Note 6 – Investment in Joint Venture” to our consolidated financial statements.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Note 1 to our consolidated financial statements included in this Annual Report.

Revenue Recognition

Description. We recognize voyage revenue using the percentage of completion method. Under such method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. This means that voyage revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for the next voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.

Judgments and Uncertainties. In applying the percentage of completion method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, but at the time of loading we are typically less certain what the next load port will be. We use this method of revenue recognition for all spot voyages. However we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the percentage of completion method, our revenues could be overstated or understated for any given period by the amount of such difference.

Vessel Lives and Impairment

Description. As each vessel in our operating fleet was acquired from Teekay, these acquisitions were deemed to be business acquisitions between entities under common control. Accordingly, the carrying value of each of our vessels represents Teekay’s carrying value at the date we acquired the vessel, less subsequent depreciation and impairment charges. We depreciate the original cost, less an estimated residual value, of our vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature.

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter. If the estimated future undiscounted cash flows of an asset exceeds the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel.

The following table presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2012. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We would consider the vessels reflected in the following table to be at a higher risk of future impairment. This table is disaggregated for vessels which have estimated future undiscounted cash flows that are marginally or significantly greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values would not necessarily represent vessels that would likely be impaired in the next twelve months. The recognition of an impairment in the future for those vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimation of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract. The recognition of an impairment in the future may be more likely for vessels that have estimated future undiscounted cash only marginally greater than their respective carrying values.

Aframax, Suezmax and Product Tankers (in thousands of USD, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Marginally greater	5	$102,000	$154,447
Significantly greater	11	$326,000	$483,579

Total	16	$428,000	$638,026

(1)	Market values are determined using reference to second-hand market comparables. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for conventional crude oil and product tankers, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience and our projections of the number of future conventional tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, on-going operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more discretion and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts and vessel residual values, due to factors such as the volatility in vessel charter rates and vessel values. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

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

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 – Financial Statements: Note 10 – “Derivative Instruments” for the effects on the change in fair value of our derivative instruments on our consolidated statements of loss.

Recent Accounting Pronouncements

In January 2012, the Financial Accounting Standards Board (or FASB) issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

Item 6.	Directors, Senior Management and Employees

Our board of directors and executive officers oversee and supervise our operations. Subject to this oversight and supervision, our operations are managed generally by our Manager. We have entered into:

(a)	the long-term Management Agreement pursuant to which our Manager and its affiliates provide to us commercial, technical, administrative and strategic services;

(b)	a pool agreement with Gemini Suezmax Tankers, which commercially manages the Gemini Suezmax Pool by providing chartering and marketing services for all participating tankers;

(c)	a revenue sharing agreement with Teekay Corporation and Teekay Chartering Limited, a subsidiary of Teekay Corporation, pursuant to which Teekay Chartering Limited commercially manages the Teekay Aframax Pool by providing chartering and marketing services for all participating tankers; and

(d)	a pool agreement with Taurus Tankers Ltd, which commercially manages the Taurus Tankers LR2 Pool by providing chartering and marketing services for all participating tankers.

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

Directors and Executive Officers of Teekay Tankers Ltd.

The following table provides information about the directors and executive officers of Teekay Tankers Ltd. Directors are elected for one-year terms. The business address of each of our directors and officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Ages of the directors and executive officers are as of December 31, 2012.

Name	Age	Position

C. Sean Day	63	Chairman of the Board of Directors (1)

Bruce Chan	40	Chief Executive Officer

Vincent Lok	44	Chief Financial Officer

Richard J.F. Bronks	47	Director (2)

Peter Evensen	54	Director

William Lawes	69	Director (2)

Bjorn Moller	55	Director

Richard T. du Moulin	66	Director (2)

(1)	Member of Nominating and Governance Committee.
(2)	Member of Audit Committee, Conflicts Committee, and Nominating and Governance Committee.

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

Richard J.F. Bronks joined the Board of Directors of Teekay Tankers Ltd. in January 2008. Mr. Bronks retired from Goldman Sachs in 2007, where he held a number of positions during his career. From 2004 until March 2007, Mr. Bronks was responsible for building Goldman Sachs’ equity, bond and loan financing business in emerging markets, including Central and Eastern Europe, Russia, the Former Soviet Union, the Middle East, Turkey and Africa. From 1999 to 2004, Mr. Bronks served as a co-head of Goldman’s global commodity business, engaged in the trading of commodities and commodity derivatives, and the shipping and storage of physical commodities. From 1993 to 1999, Mr. Bronks served as a member of Goldman’s oil derivatives business in London and New York. Prior to joining Goldman Sachs, Mr. Bronks was employed by BP Oil International, in both its oil derivatives business and its crude oil trading business.

Peter Evensen was appointed Executive Vice President and a Director of Teekay Tankers Ltd. in October 2007. On March 31, 2011 he resigned from the position of Executive Vice President of Teekay Tankers Ltd. but remains a Director of the company. On April 1, 2011, Mr. Evensen became President and Chief Executive Officer of Teekay Corporation and also became a member of its Board of Directors. He also serves as Chief Executive Officer, Chief Financial Officer and Director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. He joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President of Teekay Corporation in 2006. Mr. Evensen has over 25 years of experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

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

Bjorn Moller served as Teekay Tankers’ Chief Executive Officer from October 2007 until March 31, 2011. He continues to serve as a Director of Teekay Tankers Ltd. Mr. Moller also served as the President and Chief Executive Officer of Teekay Corporation from April 1998 until March 31, 2011, and continues to serve as a Director of Teekay Corporation. Mr. Moller has over 25 years of experience in the shipping industry, and has served as Chairman of the International Tanker Owners Pollution Federation since 2006. He held senior management positions with Teekay Corporation for more than 15 years, and led Teekay’s overall operations from January 1997, following his promotion to the position of Chief Operating Officer. Prior to that, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities.

Richard T. du Moulin joined the Board of Directors of Teekay Tankers in December 2007. Mr. du Moulin is currently the President of Intrepid Shipping LLC, a position he has held since he founded Intrepid Shipping in 2002. From 1998 to 2002, Mr. du Moulin served as Chairman and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chairman of the Seamens Church Institute of New York and New Jersey. Mr. du Moulin currently serves as a Director of Tidewater Inc. and is on the board of Globe Wireless LLC. Mr. du Moulin served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999. Directors and Executive Officers of Our Manager

The following table provides information about the directors and executive officers of our Manager. As noted above, our Manager and certain of its wholly owned subsidiaries provide to us commercial, technical, administrative and strategic services pursuant to the Management Agreement. Our Manager was formed, and its directors and executive officers were appointed, in October 2007. Ages of these individuals are as of December 31, 2012.

Name	Age	Position

C. Sean Day	63	Chairman of the Board of Directors

Bruce Chan	40	Chief Executive Officer and Director – effective April 1, 2011

Vincent Lok	44	Chief Financial Officer

Peter Evensen	54	Director

As noted above, the directors and executive officers of our Manager also serve as directors or executive officers of us. The business experience of these individuals is described above.

Compensation of Directors and Senior Management

Executive Compensation

Our executive officers are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or such other subsidiaries, and we reimburse Teekay Corporation for time spent by our executive officers on our management matters. This reimbursement is a component of the management fee we pay our Manager, pursuant to the Management Agreement we have with our Manager. The aggregate amount of such reimbursement for the year ended December 31, 2012 was $1.1 million (2011: $0.7 million; and 2010: $0.2 million).

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

During 2012, our five non-employee directors received an aggregate of $342,500 in cash fees for their services as directors (2011: $313,333; 2010: $245,000). In addition, during 2012, we awarded an aggregate of 82,573 (2011: 30,596; and 2010: 19,371) Class A common shares to non-employee directors.

Long-Term Incentive Program

We have adopted the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan in which our and our affiliates’ employees, directors and consultants are eligible to participate. The plan provides for the award of restricted stock, restricted stock units, stock options, stock appreciation rights and other stock or cash-based awards. To date, we have satisfied all awards under the plan through open market purchases and deliveries to the grantees, rather than issuing shares from authorized capital. During 2012, 82,573 shares were awarded to non-employee directors under the plan. As at December 31, 2012, we had 1,000,000 shares of our Class A common stock reserved for delivery pursuant to awards granted under the plan.

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

The Board has adopted our Corporate Governance Guidelines that address, among other things, director qualification standards, director functions and responsibilities, director access to management, director compensation and management succession. This document is available under the “About Us—Corporate Governance” section of our website (www.teekaytankers.com).

The Board has the following three committees: Audit Committee, Conflicts Committee, and Nominating and Governance Committee. The membership of these committees as of December 31, 2012 and the function of each of the committees are described below. Each of the committees, other than the Nominating and Governance Committee, is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Other Information—Corporate Governance” in the Investor Centre of our Web site at www.teekaytankers.com. During 2012, the Board held six meetings and all directors were in attendance. Committee members attended all meetings except for three committee meetings where two committee members were absent and three committee meetings where one committee member was absent.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee is comprised of William Lawes (Chair), Richard J.F. Bronks and Richard du Moulin. All members of the committee are financially literate and the Board has determined that Mr. Lawes qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

Our Conflicts Committee is composed entirely of directors who satisfy the heightened NYSE and SEC independence standards applicable to audit committee membership. The Conflicts Committee is comprised of Richard du Moulin (Chair), Richard J.F. Bronks and William Lawes. The Conflicts Committee reviews matters that the Board refers to the committee for consideration and which constitute (a) matters the Board believes may involve conflicts of interest between (i) us and (ii) our controlling stockholder Teekay Corporation or its affiliates (other than us) or (b) material related-party transactions, including transactions between us and our or Teekay Corporation’s officers or directors or their affiliates. The Board is not obligated to seek approval of the Conflicts Committee on any matter, and may determine the resolution of any conflict of interest itself.

Our Nominating and Governance Committee is comprised of Richard J.F. Bronks (Chair), Richard du Moulin, William Lawes and C. Sean Day.

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

Crewing and Staff

Our Manager provides us with all of our staff other than our Chief Executive Officer and Chief Financial Officer. Our executive officers have the authority to hire additional staff as they deem necessary.

As of December 31, 2012, approximately 900 seagoing staff served on our vessels. The majority of our subsidiaries employ seagoing staff directly and certain subsidiaries of Teekay Corporation employ the crews for one of our vessels. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries.

Teekay Corporation and its affiliates regard attracting and retaining motivated seagoing personnel as a top priority. Teekay Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which covers substantially all of the officers and seamen that operate our vessels. We believe that Teekay Corporation’s relationships with these labor unions are good.

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

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of December 31, 2012, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of March 1, 2013 (60 days after December 31, 2012) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned(1)
All directors and executive officers as a group (8 persons)(1)	388,470	0.6%	0.5%

(1)	Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation. Please read “Item 7. Major Shareholders and Related Party Transactions” for more detail.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership, as of March 1, 2013, of our Class A and Class B common stock by each entity or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, an entity or group beneficially owns any shares that the entity or group has the right to acquire as of June 8, 2013 (60 days after April 9, 2013) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Class B Common Stock	Percent of Class B Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned
Teekay Corporation(1)	8,476,530	11.9%	12,500,000	100.0%	25.1%
T. Rowe Price Associates, Inc., T. Rowe Price Small-Cap Values Fund, Inc., as a group(2)	6,684,250	9.4%	—	0.0%	8.0%

(1)	The voting power represented by shares beneficially owned by Teekay Corporation is 6.3% for Class A common stock, 46.9% for Class B common stock and 53.1% for total Class A and Class B common stock.
(2)	According to the Schedule 13G filed with the SEC on February 14, 2013, T. Rowe Price Associates, Inc. has sole voting power as to 1,748,350 of the shares, T. Rowe Price Small-Cap Value Fund, Inc. has sole voting power as to 4,920,000 of the shares, and T. Rowe Price Associates, Inc. has sole dispositive power as to all of the shares. The voting power represented by shares beneficially owned by T. Rowe Price Associates, Inc. and T. Rowe Price Small-Cap Value Fund, Inc., as a group, is 9.4% for Class A common stock and 8.0% for total Class A and Class B common stock.

Our Class B common stock entitles the holder thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum, while our Class A common stock entitles the holder thereof to one vote per share. Except as otherwise provided by the Marshall Islands Business Corporations Act, holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors. Teekay Corporation currently controls all of our outstanding Class B common stock and 8,476,530 shares of our Class A common stock. Because of our dual-class structure, Teekay Corporation may continue to control all matters submitted to our stockholders for approval even if it and its affiliates come to own significantly less that 50% of our outstanding shares of capital stock. Shares of our Class B common stock will convert into shares of our Class A common stock on a one-for-one basis upon certain transfers thereof or if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of our common stock

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.

B.	Related Party Transactions

a)	Relationship with Teekay Corporation

Control

Through its ownership of our capital stock, Teekay Corporation controls us. Please read “—Major Shareholders” above.

Business Opportunities

Under a contribution, conveyance and assumption agreement entered into in connection with our initial public offering in December 2007, Teekay Corporation and we agreed that Teekay Corporation and its other affiliates may pursue any Business Opportunity (as defined below) of which it, they or we become aware. Business Opportunities may include, among other things, opportunities to charter-out, charter-in or acquire oil tankers or to acquire tanker businesses.

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

Non-competition Agreement

In connection with our acquisition from Teekay Corporation of 13 vessels in June 2012 as part of the 2012 Acquired Business transaction, we entered into a non-competition agreement with Teekay Corporation. The following discussion describes certain provisions of the agreement.

Non-competition. Under the non-competition agreement, Teekay Corporation has agreed that neither it nor any of its controlled affiliates other than us will own, operate or conventional oil or product tankers until June 15, 2015. However, this restriction does not prevent Teekay Corporation or any of its controlled affiliates from, among other things:

(a)	owning, operating or chartering any conventional oil or product tankers that Teekay Corporation and its controlled subsidiaries owned or chartered-in as of June 15, 2012 (or any replacement tankers upon any actual or constructive loss of such vessels);

(b)	providing ship management services relating to conventional oil or product tankers; or

(c)	acquiring up to a 9.9 percent interest in any publicly traded company that owns, operates or charters conventional oil or product tankers; acquiring up to a 50 percent interest in any company that engages no more than the lesser of 20 percent of its assets or $100 million in the business of owning, operating or chartering conventional oil or product tankers; or owning any interests in us, Teekay Offshore Partners L.P. or Teekay LNG Partners L.P.

Right of First Refusal. The non-competition agreement also provides us with a right of first refusal to acquire existing or newbuilding conventional and product tankers pursuant to opportunities Teekay Corporation develops prior to June 15, 2015. The non-competition agreement generally provides that Teekay Corporation must offer us such acquisition opportunities at their fair market value, for existing tankers, or the fully built-up cost, for newbuildings, and the price may include an allocation of design and development costs for any newbuildings constructed using an energy efficient design developed by Teekay Corporation.

Please see “Item 8 – Financial Information – Material Contracts” below.

b)	Teekay Tankers’ Executive Officers and Certain of its Directors

C. Sean Day, the Chairman of our board of directors, is also the Chairman of Teekay Corporation, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publicly held partnership controlled by Teekay Corporation), Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) and our Manager, which is a subsidiary of Teekay Corporation and that provides to us pursuant to the Management Agreement substantially all services necessary to support our business. Please read “Management Agreement” below.

Bjorn Moller, our former Chief Executive Officer and one of our Directors, is also a director of Teekay Corporation and was the Chief Executive Officer of Teekay Corporation until his retirement on March 31, 2011. He was also a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. until March 31, 2011.

Bruce Chan, our Chief Executive Officer, is also the President of Teekay Tanker Services, the Strategic Business Unit of Teekay that manages the conventional crude oil and product tanker fleets within the Teekay Group.

Vincent Lok, our Chief Financial Officer, is also the Chief Financial Officer of our Manager and the Executive Vice President and Chief Financial Officer of Teekay Corporation.

Peter Evensen, our former Executive Vice President and one of our Directors, is also the Chief Executive Officer and a Director of Teekay Corporation. He is also the Chief Executive Officer, Chief Financial Officer and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. He is also a director of our Manager.

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

Compensation of the Manager

Management Fee. In return for services under the Management Agreement, we pay our Manager a management fee based on the following components:

•

Commercial services fee. We pay a fee to our Manager for commercial services it provides to us currently equal to 1.25% of the gross revenue attributable to the vessels, on time charter, our Manager commercially manages for us (excluding vessels participating in the Gemini Suezmax Pool, Teekay Aframax Pool or the Taurus Tankers LR2Pool). We paid commercial service fees of $3.6 million for 2012, and $2.7 million for 2011.

•	Technical services fee. We pay a fee to our Manager for technical services fees, and we paid technical services fees of $4.4 million for 2012, and $3.1 million for 2011.

•

Administrative and strategic services fees. We pay fees to our Manager for administrative and strategic services that reimburse our Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. The amount of the profit margin is based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar administrative and strategic services. The transfer pricing study is updated at least annually. We paid administrative and strategic services fees of $5.5 million for 2012, and $3.4 million for 2011.

Performance Fee. In order to provide our Manager with an incentive to improve the results of our operations and financial condition, the Management Agreement also provides for payment to our Manager of a performance fee in certain circumstances, in addition to the basic fees described above. Our Manager generally is entitled to payment of a performance fee equal to 20% of the Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of our common stock (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the year) (or the Incentive Threshold).

Since January 1, 2008, we have maintained an internal account (or the Cumulative Dividend Account) that reflects, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $2.65 per share annual incentive baseline (subject to adjustments for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year). The Cumulative Dividend Account is intended to ensure that our stockholders receive an equivalent of at least $2.65 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in respect of a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance will be reset to zero. We paid no performance fees to our Manager in 2012, 2011 or 2010.

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

Gemini Suezmax Pool

Teekay Corporation and certain third party vessel owners and operators are parties to a revenue sharing pool agreement (the Gemini Pooling Agreement) pursuant to which these pool participants have each agreed to procure to include in the pool certain qualifying Suezmax-class crude tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. Prior to February 1, 2012, the Gemini Suezmax Pool was a wholly-owned subsidiary of Teekay Corporation. As of February 1, 2012, the Gemini Suezmax Pool is jointly and equally owned by Teekay Corporation and two third parties.

As of February 1, 2013, the Gemini Suezmax Pool consisted of 28 Suezmax tankers, including eight of our vessels. A participating Suezmax tanker will no longer participate in the Gemini Suezmax Pool if it becomes subject to a time charter with a term exceeding one year, unless otherwise agreed by all pool participants. In addition, vessels no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Gemini Pooling Agreement.

Vessel owners remain responsible for the technical management of their vessels in the Gemini Suezmax Pool, and our Manager provides these technical services with respect our vessels pursuant to the Management Agreement.

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

Commercial Management Fee and Working Capital Payments. Gemini Tankers, a jointly owned company by Teekay Corporation and two other parties, provides commercial services to pool participants and otherwise administers the pool in exchange for a fee currently equal to $325 per vessel per day (which increased from $275 per vessel per day commencing July 1, 2012) plus 1.25% of the gross revenues attributable to the participant’s vessels.

Effective February 1, 2012, vessels entering the Gemini Suezmax Pool are required to have approximately 3,000 metric tons of bunker fuel on board. Any difference between this amount and the actual quantity on board is added to or subtracted from a working capital contribution requirement, with valuation of bunker fuel based on the last invoiced price prior to joining the pool. Working capital in aggregate of $2.0 million is required, subject to the bunker fuel adjustment described above and to a $300,000 minimum adjusted working capital amount. If a vessel has less than 2,000 metric tons of bunker fuel on board, it may be refused entry to the pool until such time as the bunker fuel quantities meet the required limits. Working capital advances are returned when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies and taking into account the differences in bunker fuel values at the time of withdrawal compared to when the vessel entered into the pool. Please read Note 14(e) to our consolidated financial statements included in this Annual Report.

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

Teekay Aframax Pool

We entered into a revenue sharing pool agreement (the Teekay Pooling Agreement) with Teekay Corporation and Teekay Chartering Limited, a subsidiary of Teekay Corporation. Pursuant to the Teekay Pooling Agreement, we and Teekay Corporation have agreed to include in the Teekay Aframax Pool all of our and its respective Aframax-class oil tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. As of February 1, 2013, the Teekay Aframax Pool consisted of 28 Aframax tankers which included two of our owned Aframax tankers and two chartered-in tankers. Any Aframax tanker that becomes subject to a time charter with a term of at least 90 days or becomes subject to enforcement action under a ship-mortgage foreclosure or similar proceeding will no longer participate in the Teekay Aframax Pool, unless otherwise agreed by Teekay Corporation and us. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a third party who is not a party to the Teekay Pooling Agreement.

Under the Teekay Pooling Agreement, Teekay Chartering Limited commercially manages the Teekay Aframax Pool by providing chartering and marketing services for all participating tankers. We remain responsible for the technical management of our vessels in the Teekay Aframax Pool, and our Manager provides these technical services to us pursuant to the Management Agreement.

Allocation of Teekay Pool Earnings. The Teekay Aframax Pool provides a revenue sharing mechanism whereby aggregate revenues and related expenses of the pool are distributed to pool participants based on an allocation formula. Revenues generated by vessels operating in the Teekay Aframax Pool less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its characteristics, speed and bunker consumption, as well as actual on-hire performance. The allocation for each vessel participating in the pool is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants and adjusted every six months based on the weighting system.

Commercial Management Fee and Working Capital Payments. Teekay Chartering Limited provides commercial services to us and otherwise administers the pool in exchange for a fee currently equal to $350 per vessel per day plus 1.25% of the gross revenues attributable to the participant’s vessels. The amount of the daily per vessel fee is adjusted every three years by agreement between Teekay Chartering Limited and us or, if needed, by arbitration.

Upon delivery of each of our vessels to the Teekay Aframax Pool, we are required to advance to Teekay Chartering Limited $250,000 for working capital purposes. We may be required to advance additional working capital funds from time to time. Working capital advances will be returned to us when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies. Please read Note 14(e) to our consolidated financial statements included in this Annual Report.

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

Taurus Tankers LR2 Pool

Teekay Corporation and certain third party vessel owners and operators are parties to a revenue sharing pool agreement (the Taurus Pooling Agreement) pursuant to which these pool participants have each agreed to include in the pool certain qualifying Long Range 2 (LR2)-class product tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than 180 days unless otherwise agreed by all pool participants. Upon completion of our 13-vessel acquisition from Teekay Corporation in June 2012, as part of the 2012 Acquired Business, which included three LR2 product tankers, we became the owner of qualifying vessels and pool participant to the Taurus Pooling Agreement. The Taurus Tankers LR2 Pool is owned by Taurus Tankers Lrd., a wholly-owned subsidiary of Teekay Corporation.

As of February 1, 2013, the Taurus Pool consisted of 19 tankers, including three of our vessels. A participating LR2 product tanker will no longer participate in the Taurus Pool if it becomes subject to a time charter with a term exceeding 180 days, unless otherwise agreed by all pool participants. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Taurus Pooling Agreement.

Vessel owners remain responsible for the technical management of their vessels in the Taurus Pool, and our Manager provides these technical services with respect our vessels pursuant to the Management Agreement.

Allocation of Taurus Pool Earnings. The Taurus Pool provides a revenue sharing mechanism whereby aggregate revenues and related expenses of the pool are distributed to pool participants based on an allocation formula. Revenues generated by vessels operating in the Taurus Pool less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its characteristics, speed and bunker consumption, and actual on-hire performance. The allocation for each vessel participating in the pool is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants and adjusted at regular intervals throughout the year based on the weighting system.

Commercial Management Fee and Working Capital Payments. Taurus Tankers provides commercial services to pool participants and otherwise administers the pool in exchange for a fee currently equal to $275 per vessel per day plus 1.25% of the gross revenues attributable to the participant’s vessels.

Upon delivery of each of our vessels to the Taurus Pool, we are required to advance $250,000 for working capital purposes, plus approximately 2,000 metric tonnes of bunkers. We may be required to advance additional working capital funds from time to time. Working capital advances will be returned to us when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies. Please read Note 14(e) to our consolidated financial statements included in this Annual Report.

Term and Termination. There is no specific expiration date for the Taurus Pooling Agreement. However, the pool may be wound up upon unanimous agreement of all participants or upon 180 days advance notice by Taurus Tankers. A pool participant may withdraw from the Taurus Pool upon at least 90 days’ notice and shall cease to participate in the Taurus Pool if, among other things, it materially breaches the Taurus Pooling Agreement and fails to resolve the breach within a specified cure period or experiences certain bankruptcy events.

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

Dividend Policy

Prior to the first quarter of 2013, we paid a variable quarterly cash dividend equal to our Cash Available for Distribution each quarter, subject to any reserves determined by our board of directors. Dividends were paid equally on a per-share basis between our Class A common stock and our Class B common stock. Cash Available for Distribution represented net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributed to the historical results of vessels acquired by us from Teekay Corporation, prior to their acquisition by us, for the period these vessels were owned and operated by Teekay Corporation. On February 21, 2013, we announced that our board of directors elected to move to a fixed quarterly cash dividend of $0.03 per share commencing with the quarter ended March 31, 2013. Subject to financial results and determination by the Board of Directors, we currently intend to continue to declare and pay a regular fixed quarterly dividend in such amount per share on our Class A common stock and our Class B common stock.

The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, the requirements of Marshall Islands law, restrictions in financing agreements and other factors deemed relevant by our board of directors.

Significant Changes

Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2012 and 2013.”

Item 9.	The Offer and Listing

Our Class A common stock is listed on the New York Stock Exchange (or NYSE) under the symbol “TNK”. The following table sets forth the high and low prices for our Class A common stock on the NYSE for each of the periods indicated.

Years Ended	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009	Dec. 31, 2008

High	$6.33	$12.99	$13.96	$14.55	$26.14
Low	$2.38	$3.36	$8.50	$7.59	$4.82

Quarters Ended	Mar. 31, 2013	Dec. 31, 2012	Sept. 30, 2012	Jun. 30, 2012	Mar. 31, 2012	Dec. 31, 2011	Sept. 30, 2011	Jun. 30, 2011	Mar. 31, 2011

High	$3.43	$3.94	$4.58	$6.33	$6.18	$5.22	$9.49	$10.85	$12.99
Low	$2.40	$2.38	$3.71	$3.68	$3.61	$3.36	$4.59	$8.42	$9.22

Months Ended	Mar. 31, 2013	Feb. 29, 2013	Jan. 31, 2013	Dec. 31, 2012	Nov. 30, 2012	Oct. 31, 2012

High	$2.89	$2.92	$3.43	$3.28	$3.68	$3.94
Low	$2.46	$2.40	$2.85	$2.65	$2.38	$3.30

Item 10.	Additional Information

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

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

a)	Purchase Agreement, dated June 24, 2009, for the purchase of Ashkini Spirit L.L.C (formerly Ingeborg Shipping L.L.C.) between Teekay Corporation and Teekay Tankers Ltd.

b)	Purchase Agreement dated April 6, 2010 for the purchase of the entire membership interests in Yamuna Spirit L.L.C., Kaveri Spirit L.L.C., and Helga Spirit L.L.C. between Teekay Corporation and Teekay Tankers Ltd.

c)	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Alpha Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch.

d)	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Beta Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch.

e)	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC A Investment L.L.C.

f)	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC B Investment L.L.C.

g)	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd.

h)	Purchase Agreement dated November 1, 2010 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Esther Spirit L.L.C., and Iskmati Spirit L.L.C.

i)	Purchase Agreement dated June 15, 2012 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Godavari Spirit L.L.C., Axel Spirit L.L.C., Mahanadi Spirit L.L.C., Teesta Spirit L.L.C., Hugli Spirit L.L.C., Americas Spirit L.L.C., Australia Spirit L.L.C., Pinnacle Spirit L.L.C., Donegal Spirit L.L.C., Galway Spirit L.L.C., Limerick Spirit L.L.C., Summit Spirit L.L.C., and Zenith Spirit L.L.C. Please read “Item 5. Operating and Financial Review and Prospects—Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2012 and 2013” for a discussion on the additional Suezmax tankers, Aframax tankers, Long Range 2 tankers and Medium Range tankers we acquired from Teekay Corporation in 2012.

j)	Non-competition Agreement dated June 15, 2012 between Teekay Corporation and Teekay Tankers Ltd. Please read “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” for a discussion on the agreement.

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

Material U.S. Federal Income Tax Considerations

The following is a discussion of the material U.S. federal income tax considerations that may be relevant to stockholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Tankers Ltd.

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

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our common stock that is (i) a U.S. citizen or U.S. resident alien, (ii) a corporation or other entity taxable as a corporation for U.S. federal income tax purposes, that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U,S. person.

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

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a U.S. Individual Holder) will be treated as “qualified dividend income” that is taxable to such U.S. Individual Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is traded); (ii) we are not a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been a PFIC, as discussed below); (iii) the U.S. Individual Holder has owned the common stock for more than 60 days in the 121–day period beginning 60 days before the date on which the common stock becomes ex–dividend; (iv) the U.S. Individual Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a U.S. Individual Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a U.S. Individual Holder.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of stock if the amount of the dividend is equal to or in excess of 10% of a stockholder’s adjusted basis (or fair market value in certain circumstances) in such stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a U.S. Individual Holder from the sale or exchange of such common stock will be treated as long–term capital loss to the extent of such dividend.

Certain U.S. Individual Holders are subject to a 3.8% tax on certain investment income, including dividends for taxable years beginning after December 31, 2012. U.S. Individuals Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common stock.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss will be treated as long–term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, and subject to preferential capital gain tax rates. Such capital gain or loss generally will be treated as U.S.?source gain or loss, as applicable, for U.S. foreign tax credit purposes. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain U.S. Individual Holders are subject to a 3.8% tax on, certain investment income, including capital gains from the sale or other disposition of stock for taxable years beginning after December 31, 2012. U.S. individual Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common stock.

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

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

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

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such pro rata share would not exceed the income allocable to dividends on our shares, although ordinary earnings could be allocated to a shareholder in a taxable year before the dividend is paid. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in the common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s common stock on the “qualification date.” The qualification date is the first day of our taxable year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our taxable years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and do not intend to provide such information in the current taxable year. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If, contrary to our expectations, we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.

Taxation of U.S. Holders Making a “Mark–to–Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark–to–market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common stock and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark–to–market election. A U.S. Holder’s tax basis in the U.S. Holder’s common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of the common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark–to–market gains previously included in income by the U.S. Holder. Because the mark–to–market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such U.S. Holder held our common stock and for which (i) we were not a QEF with respect to such U.S. Holder and (ii) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s common stock exceeds the holder’s adjusted tax basis in the common stock at the end of the first taxable year for which the mark-to-market election is in effect.

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

If we were treated as a PFIC, a U.S. Holder would be required to file Form 8621 annually with the IRS with respect to the U.S. Holder’s common stock. In addition, if a Non–Electing Holder who is an individual dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step–up in tax basis with respect to such stock.

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

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution with an aggregate values in excess of $50,000 may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return. Penalties apply for failure to properly complete and file Form 8938. You are encouraged to consult with your tax advisor regarding the possible application of this disclosure requirement.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non–U.S. Holder.

Distributions

In general, distributions we make to a Non–U.S. Holder will not be subject to U.S. federal income tax or withholding tax if the Non–U.S. Holder is not engaged in a U.S. trade or business. If the Non–U.S. Holder is engaged in a U.S. trade or business, distributions we make will be subject to U.S. federal income tax to the extent those distributions constitute income effectively connected with that Non–U.S. Holder’s U.S. trade or business. However, distributions made to a Non–U.S. Holder that is engaged in a trade or business may be exempt from taxation under an income tax treaty if the income represented thereby is not attributable to a U.S. permanent establishment maintained by the Non–U.S. Holder.

Sale, Exchange or Other Disposition of Common Stock

The U.S. federal income taxation of Non–U.S. Holders on any gain resulting from the disposition of our common stock generally is the same as described above regarding distributions. However, an individual Non–U.S. Holder may be subject to tax on gain resulting from the disposition of our common stock if the Non-U.S. Holder is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements.

Backup Withholding and Information Reporting

In general, payments of distributions or the proceeds of a disposition of common stock to a non–corporate U.S. Holder will be subject to information reporting requirements. These payments to a non–corporate U.S. Holder also may be subject to backup withholding if the non–corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that the U.S. Holder has failed to report all interest or distributions required to be shown on the U.S. Holder’s U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

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

Marshall Islands Tax Considerations.

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

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. This market utilizes the U.S. Dollar as its functional currency. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are Euro and British Pound. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2012, 2011 or 2010.

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

The table below provides information about financial instruments as at December 31, 2012 that are sensitive to changes in interest rates. For long-term debt, the table presents principal payments and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	2013	2014	2015	2016	2017	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)

Long-term debt:
Variable rate(2)	15.4	15.5	42.3	81.8	424.4	98.9	678.3	(591.5)	0.94%
Fixed rate	9.8	9.8	9.8	9.8	8.9	9.3	57.4	(57.2)	4.78%

Interest Rate Swaps:
U.S. Dollar-denominated interest rate swap(2) (3)	—	—	—	200.0	—	—	200.0	(13.1)	2.61%
U.S. Dollar-denominated interest rate swap(2) (3)	—	—	—	—	100.0	—	100.0	(20.3)	5.55%
U.S. Dollar-denominated interest rate swap(2) (3)	45.0	—	—	—	—	—	45.0	(0.2)	1.19%

(1)	Rate refers to the weighted-average effective interest rate for our long-term as at December 31, 2012, including the margin we pay on our variable-rate and fixed-rate debt. The fixed rate we pay under our interest rate swap agreements, as shown above, excludes the margin we pay on our variable-rate debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	The average variable rate paid to us under our interest rate swaps are set quarterly at the three-month LIBOR.

Spot Tanker Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at March 1, 2013, we had not entered into any freight forward agreements, although we may do so in the future.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2012.

During the year ended 2012, we implemented a new accounting system designed to improve the effectiveness and efficiency of our accounting and financial reporting processes. Although this implementation changed certain specific activities within the accounting function, it did not significantly affect the overall controls and procedures followed by the Company in establishing internal controls over financial reporting. Other than this accounting system implementation, there have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) that occurred during the year ended December 31,2012 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2012.

Our independent auditors, KPMG LLP, a registered public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

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

Our principal accountant for 2012 and 2011 was KPMG LLP, Chartered Accountants. The following table shows the fees Teekay Tankers Ltd. paid or accrued for audit and audit-related services provided by KPMG LLP for 2012 and by KPMG LLP and Ernst and Young LLP for 2011.

Fees (in thousands of U.S. dollars)	2012	2011

Audit Fees (1)	359	477
Audit-Related Fees	—	163

Total (2)	359	640

(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.
(2)	Total audit and audit-related fees incurred with respect to KPMG LLP were approximately $359,000 and $182,000 for 2012 and 2011, respectively. Total audit and audit-related fees incurred with respect to Ernst & Young LLP were approximately $nil and $458,000 for 2012 and 2011, respectively.

No fees for tax or other services were provided to the Company by the relevant auditors during the terms of their appointments in 2012 and 2011.

The Audit Committee of our board of directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2012.

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

There are no other significant ways in which our corporate governance practices differ from those followed by controlled domestic companies under the listing requirements of the New York Stock Exchange. See Item 6 “Directors, Senior Management and Employees—Board Practices.”

Item 16H.	Mine Safety Disclosure

Not applicable

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The following financial statements, together with the related reports of KPMG LLP, Independent Registered Public Accounting Firm, thereon are filed as part of this Annual Report:

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required, are inapplicable or have been disclosed in the Notes to the Consolidated Financial Statements and therefore have been omitted.

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd. (1)

1.2	Amended and Restated Bylaws of Teekay Tankers Ltd. (1)

4.1	Contribution, Conveyance and Assumption Agreement (1)

4.2	Management Agreement, as amended by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010 and Amendment No. 3 dated as of January 1, 2011 (8)

4.3	Gross Revenue Sharing Pool Agreement (1)

4.4	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan (1)

4.5	Agreement dated November 28, 2007, for a U.S. $229,000,000 Secured Revolving Credit Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (1)

4.6	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. (1)

4.7	Purchase Agreement dated April 7, 2008, for the purchase of Ganges Spirit L.L.C (formerly Delaware Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)

4.8	Purchase Agreement dated April 7, 2008, for the purchase of Narmada Spirit L.L.C (formerly Adair Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)

4.9	Purchase Agreement dated June 24, 2009 for the purchase of Ashkini Spirit L.L.C (formerly Ingeborg Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (3)

4.10	Purchase Agreement dated April 6, 2010 between Teekay Corporation and Teekay Tankers Ltd. for the sale and purchase of the entire membership interests in Yamuna Spirit L.L.C., Kaveri Spirit L.L.C., and Helga Spirit L.L.C. (4)

4.11	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Alpha Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch. (5)

4.12	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Beta Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch. (5)

4.13	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC A Investment L.L.C. (5)

4.14	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC B Investment L.L.C. (5)

4.15	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd. (6)

4.16	Purchase Agreement dated November 1, 2010 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Esther Spirit L.L.C., and Iskmati Spirit L.L.C. (7)

4.17	Purchase Agreement dated June 15, 2012 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Godavari Spirit L.L.C., Axel Spirit L.L.C., Mahanadi Spirit L.L.C., Teesta Spirit L.L.C., Hugli Spirit L.L.C., Americas Spirit L.L.C., Australia Spirit L.L.C., Pinnacle Spirit L.L.C., Donegal Spirit L.L.C., Galway Spirit L.L.C., Limerick Spirit L.L.C., Summit Spirit L.L.C., and Zenith Spirit L.L.C. (9)

4.18	Non-competition Agreement dated June 15, 2012, between Teekay Corporation and Teekay Tankers Ltd.

8.1	List of Subsidiaries of Teekay Tankers Ltd.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer.

13.1	Teekay Tankers Ltd. Certification of Bruce Chan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Teekay Tankers Ltd. Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG LLP, as independent registered public accounting firm.

101	Interactive Data.

(1)	Previously filed as an exhibit to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.
(2)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on May 28, 2008, and hereby incorporated by reference to such Report.
(3)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 30, 2009, and hereby incorporated by reference to such Report.
(4)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on June 1, 2010 and hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 10, 2010 and hereby incorporated by reference to such Report.
(6)	Previously filed as Exhibit 4.11 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.

(7)	Previously filed as Exhibit 4.12 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.
(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F filed with the SEC on April 12, 2011 and hereby incorporated by reference to such report.
(9)	Previously filed as Exhibit 4.17 to the Company’s Report on Form 6-K furnished to the SEC on August 22, 2012 and hereby incorporated by reference to such Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY TANKERS LTD.

Date: April 30, 2013	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Teekay Tankers Ltd.

We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of loss, cash flows, and changes in equity for each of the years in the three year period ended December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011, and the results of its operations and its cash flows for each of the years in the three year period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 30, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 30, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Teekay Tankers Ltd.

We have audited Teekay Tankers Ltd.’s (“the Company”) internal control over financial reporting as of December 31, 2012, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2012 and 2011, and the related consolidated statements of loss, cash flows, and changes in equity for each of the years in the three year period ended December 31, 2012, and our report dated April 30, 2013, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 30, 2013

TEEKAY TANKERS LTD.

CONSOLIDATED STATEMENTS OF LOSS

(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2012 $ (note 1)	Year Ended December 31, 2011 $ (note 1)	Year Ended December 31, 2010 $ (note 1)
REVENUES
Time charter revenues (note 14b)	123,364	155,591	157,595
Net pool revenues (note 14b and 14e)	62,328	48,158	74,587
Voyage charter revenues	238	—	2,871
Interest income from investment in term loans (note 5)	11,499	11,323	5,297

Total revenues	197,429	215,072	240,350

OPERATING EXPENSES
Voyage expenses (note 14b and 14e)	4,618	3,449	5,301
Vessel operating expenses (notes 14b and 14c)	89,215	84,089	81,650
Time-charter hire expense	3,950	4,046	—
Depreciation and amortization	72,365	74,482	77,317
General and administrative (notes 14b and 14d)	14,930	16,125	16,620
Vessel impairment and net loss on sale of vessels (note 18)	352,546	58,034	1,864
Goodwill impairment charge (note 7)	—	19,294	—

Total operating expenses	537,624	259,519	182,752

(Loss) income from operations	(340,195)	(44,447)	57,598

OTHER ITEMS
Interest expense (note 14b)	(20,009)	(40,539)	(51,140)
Interest income	50	71	100
Realized and unrealized loss on derivative instruments (note 10)	(7,963)	(27,783)	(28,684)
Other expenses (note 11)	(2,064)	(377)	(1,016)

Total other items	(29,986)	(68,628)	(80,740)

Net loss	(370,181)	(113,075)	(23,142)

Per common share amounts:
• Basic and diluted (loss) earnings (note 17)	($4.54)	($0.15)	$0.37
• Cash dividends declared	$0.40	$0.83	$1.28
Weighted-average number of Class A and Class B common shares outstanding
• Basic and diluted (note 17)	79,539,605	60,770,525	42,330,038

Related party transactions (note 14)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at December 31, 2012 $	As at December 31, 2011 $ (note 1)
ASSETS
Current
Cash and cash equivalents	26,341	18,566
Pool receivables from affiliates, net (note 14e)	9,101	4,360
Accounts receivable	4,523	2,185
Interest receivable on investment in term loans (note 5)	1,565	1,754
Vessels held for sale (note 18a and 20)	9,114	—
Due from affiliates (note 14c)	24,787	166,346
Prepaid expenses	9,714	6,259
Investment in term loans (note 5)	117,820	—
Other current assets	—	308

Total current assets	202,965	199,778

Vessels and equipment
At cost, less accumulated depreciation of $203.6 million (2011 - $365.1 million) (note 18a)	885,992	1,310,496
Investment in term loans (note 5)	—	116,844
Loan to joint venture (note 6)	9,830	9,830
Other non-current assets	6,869	4,521

Total assets	1,105,656	1,641,469

LIABILITIES AND EQUITY
Current
Accounts payable	3,346	4,364
Accrued liabilities (notes 8 and 14c)	17,882	14,527
Current portion of long-term debt (note 9)	25,246	26,268
Current portion of derivative instruments (note 10)	7,200	6,652
Deferred revenue	4,564	3,709
Due to affiliates (note 14c)	3,592	91,200
Other current liabilities	—	115

Total current liabilities	61,830	146,835

Long-term debt (note 9)	710,455	882,462
Derivative instruments (note 10)	26,431	28,559
Other long-term liabilities (note 11)	4,757	5,449

Total liabilities	803,473	1,063,305

Commitments and contingencies (notes 6,10 and 15)

Equity
Common stock and additional paid-in capital (300 million shares authorized, 71.1 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2012 and 49.4 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2011) (notes 3 and 13)	672,560	588,441
Accumulated Deficit	(370,377)	(99,070)
Dropdown Predecessor equity (note 1)	—	88,793

Total equity	302,183	578,164

Total liabilities and equity	1,105,656	1,641,469

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. dollars)

	Year Ended December 31, 2012 $ (note 1)	Year Ended December 31, 2011 $ (note 1)	Year Ended December 31, 2010 $ (note 1)
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net loss	(370,181)	(113,075)	(23,142)
Non-cash items:
Depreciation and amortization	72,365	74,482	77,317
Unrealized (gain) loss on derivative instruments	(1,580)	(11,238)	13,825
Vessel impairment and net loss on sale of vessels (note 18)	352,546	58,034	1,864
Goodwill impairment charge (note 7)	—	19,294	—
Other	1,189	553	(190)
Change in non-cash working capital items related to operating activities (note 16)	(19,794)	(833)	(1,961)
Expenditures for dry docking	(7,003)	(3,197)	(9,311)

Net operating cash flow	27,542	24,020	58,402

FINANCING ACTIVITIES
Proceeds from long-term debt	32,226	15,000	185,000
Repayments of long-term debt	(13,522)	(1,800)	(3,150)
Prepayment of long-term debt	(60,000)	(118,328)	(33,050)
Proceeds from long-term debt of Dropdown Predecessor (note 1)	2,312	269,874	55,604
Repayment from long-term debt of Dropdown Predecessor (note 1)	(10,372)	(18,567)	(18,567)
Prepayment of long-term debts of Dropdown Predecessor (note 1)	(15,000)	—	(173,464)
Acquisition of Helga Spirit LLC, Yamuna Spirit LLC, Kaveri Spirit LLC,
Esther Spirit LLC and Iskmati Spirit LLC from Teekay Corporation (note 1)	—	—	(244,185)
Acquisition of 13 vessels from Teekay Corporation (note 1)	(9,509)	—	—
Contribution of capital from Teekay Corporation to
Dropdown Predecessor (note 1)	9,507	69,169	(35,691)
Net advances from (to) affiliates (note 1)	16,913	(287,101)	168,215
Proceeds from issuance of Class A common stock (note 3)	69,000	112,054	211,978
Shares issuance costs	(3,229)	(4,949)	(9,395)
Cash dividends paid	(32,231)	(51,358)	(55,244)

Net financing cash flow	(13,905)	(16,006)	48,051

INVESTING ACTIVITIES
Proceeds from the sale of vessels and equipment	—	—	35,396
Expenditures for vessels and equipment	(2,518)	(4,337)	(11,987)
Advances to joint venture	—	—	(9,830)
Investment in joint venture	(3,344)	—	—
Investment in term loans	—	—	(115,575)

Net investing cash flow	(5,862)	(4,337)	(101,996)

Increase in cash and cash equivalents	7,775	3,677	4,457
Cash and cash equivalents, beginning of the year	18,566	14,889	10,432

Cash and cash equivalents, end of the year	26,341	18,566	14,889

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of U.S. dollars, except share amounts)

	STOCKHOLDERS’ EQUITY
		Common Stock and Paid-in Capital
	Dropdown Predecessor Equity $ (note 1)	Thousands of Common Shares #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2009	595,937	32,000	246,628	125	(40,482)	802,208

Net loss	(38,704)				15,562	(23,142)
Net change in parent’s equity from Dropdown
Predecessor	(241,430)					(241,430)
Proceeds from issuance of Class A common shares, net of offering costs of $9.4 million (note 3)		19,987	234,583			234,583
Acquisition of Helga Spirit LLC, Yamuna Spirit LLC, and
Kaveri Spirit LLC from Teekay Corporation (note 1)	(204,068)				35,384	(168,684)
Acquisition of Esther Spirit LLC, and Iskmati Spirit LLC from Teekay Corporation (note 1)	(113,633)				6,133	(107,500)
Dividends declared					(55,244)	(55,244)

Balance as at December 31, 2010	(1,898)	51,987	481,211	125	(38,647)	440,791

Net loss	(104,010)				(9,065)	(113,075)
Net change in parent’s equity from Dropdown
Predecessor	194,701					194,701
Proceeds from issuance of Class A common shares, net of offering costs of $4.9 million (note 3)		9,890	107,105			107,105
Dividends declared					(51,358)	(51,358)

Balance as at December 31, 2011	88,793	61,877	588,316	125	(99,070)	578,164

Net loss	(9,163)				(361,018)	(370,181)
Net change in parent’s equity from Dropdown
Predecessor	70,404					70,404
Proceeds from issuance of Class A common shares, net of offering costs of $3.3 million (note 3)		17,250	65,771			65,771
Acquisition of interest in 13 vessels from Teekay
Corporation (note 1)	(150,034)	4,464	18,348		121,942	(9,744)
Dividends declared					(32,231)	(32,231)

Balance as at December 31, 2012	—	83,591	672,435	125	(370,377)	302,183

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Summary of Significant Accounting Policies

Nature of operations

The Company (as defined below) is engaged in the international marine transportation of crude oil and refined petroleum products through the operation of its oil and product tankers. The Company’s revenues are earned in international markets.

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

The consolidated financial statements reflect the financial position, results of operations and cash flows of Teekay Tankers Ltd., its wholly-owned subsidiaries and the Dropdown Predecessor. The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (GAAP) and all significant intercompany balances and transactions have been eliminated upon consolidation.

Dropdown Predecessor

The Company accounts for the acquisition of interests in vessels from Teekay as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity, and no other assets or liabilities are recognized as a result of the combination. The proceeds paid by the Company over or under Teekay’s historical cost in the acquired vessels are accounted for as a return of capital to or contribution of capital from Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, the Company’s financial statements prior to the date the interests in these vessels were actually acquired by the Company are retroactively adjusted to reflect these vessels and their related operations and cash flows (referred to herein, collectively, as the Dropdown Predecessor) during the periods under common control of Teekay.

During June 2012, the Company acquired from Teekay seven conventional oil tankers and six product tankers and related time-charter contracts, debt facilities and an interest rate swap, for an aggregate price of approximately $454.2 million, including the assumption of outstanding debt of approximately $428.1 million (or the 2012 Acquired Business). Ten of the vessels were acquired on June 15, 2012 and the remaining three were acquired on June 26, 2012. As consideration for this acquisition, the Company issued to Teekay 4.5 million Class A common shares and made a cash payment of $1.1 million to Teekay. The 4.5 million Class A common shares had an approximate value of $25.0 million, or $5.60 per share, when the purchase price was agreed to between the parties and a value of $18.3 million, or $4.11 per share, on the acquisition closing date. The purchase price, for accounting purposes, is based upon the value of the Class A common shares on the acquisition closing date. Consequently, common stock and additional paid in capital and accumulated deficit are both $6.7 million lower than if the value of the shares had remained unchanged from when the purchase price was agreed to between the parties. In addition, the Company reimbursed Teekay for $8.4 million of working capital it assumed from Teekay in connection with the 2012 Acquired Business. Teekay has granted the Company a right of first refusal on certain conventional tanker opportunities developed by Teekay prior to June 15, 2015. Teekay prepaid $106.9 million of long term debt of the 2012 Acquired Business on the date of acquisition. The acquisition of the 2012 Acquired Business was accounted for as a reorganization between entities under common control. As a result, the Company’s consolidated statements of (loss) income and cash flows for the years ended December 31, 2012, 2011 and 2010 reflect the 2012 Acquired Business as if the Company had acquired the 2012 Acquired Business when the 13 vessels began their respective operations under the ownership of Teekay. All 13 vessels began operations prior to the periods covered by these consolidated financial statements and, consequently, are reflected in all periods presented. The effect of adjusting the Company’s financial statements to account for the 2012 Acquired Business is contained in Note 20.

During 2010, the Company acquired five conventional tankers from Teekay. On April 14, 2010, the Company acquired from Teekay its subsidiaries Kaveri Spirit L.L.C. and Yamuna Spirit L.L.C., which each own a Suezmax-class tanker, the Kaveri Spirit and Yamuna Spirit, respectively. The April 2010 acquisition included Teekay’s rights and obligations under a time-charter contract on the Yamuna Spirit. On May 11, 2010, the Company acquired from Teekay a third subsidiary, Helga Spirit L.L.C. which owns an Aframax tanker, the Helga Spirit. Immediately preceding the sale of the Helga Spirit L.L.C. to the Company, Teekay contributed its beneficial ownership in the time-charter contract on the Helga Spirit to the Helga Spirit L.L.C. The May 2010 acquisition included Teekay’s rights and obligations under the charter on the Helga Spirit. On November 8, 2010, the Company acquired from Teekay its subsidiaries Esther Spirit L.L.C and Iskmati Spirit L.L.C., which own an Aframax-class tanker and a Suezmax-class tanker, the Esther Spirit and Iskmati Spirit, respectively. See also Note 14(a). Immediately preceding the sale of the Esther Spirit L.L.C. to the Company, Teekay contributed its beneficial ownership in the time-charter contract on the Esther Spirit to the Esther Spirit L.L.C. The November 2010 acquisition included Teekay’s rights and obligations under the charter on the Esther Spirit. All five transactions were accounted for as reorganizations between entities under common control. As a result, the Company’s consolidated statements of (loss) income and cash flows for the years ended December 31, 2010 reflect the Iskmati Spirit, Kaveri Spirit, and the Yamuna Spirit and their related operations as if the Company had acquired the three Suezmax vessels on August 1, 2007, and the Esther Spirit and Helga Spirit Aframax tankers on July 1, 2004 and January 6, 2005, respectively, when they began respective operations under the ownership of Teekay.

The effect of adjusting the Company’s financial statements to account for these common control exchanges decreased the Company’s net income for the years ended December 31, 2012, 2011 and 2010 by $9.2 million, $104.0 million, $38.7 million, respectively. The adjustments for the Dropdown Predecessor increased the Company’s revenues for the years ended December 31, 2012, 2011 and 2010 by $42.2 million, $94.1 million and $123.9 million, respectively.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The accompanying consolidated financial statements include the financial position, results of operations and cash flows of the Dropdown Predecessor. In the preparation of these consolidated financial statements, general and administrative expenses and interest expense of the Dropdown Predecessor were not identifiable as relating solely to the each specific vessel. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee-related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay’s total ship-operating (calendar) days for the period presented. During the years ended December 31, 2012, 2011 and 2010, $2.6 million, $7.5 million and $10.2 million of general and administrative expenses were attributable to the Dropdown Predecessor, respectively. In addition, the Dropdown Predecessor includes debt of Teekay which has been recorded on a pushed-down basis in the amount of $108.7 million as at December 31, 2011. This debt was assumed by Teekay concurrently with the dropdown. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay based upon the weighted-average outstanding balance of the push-down debt and the weighted-average interest rate outstanding on Teekay’s loan facilities that were used to finance these loans. During the years ended December 31, 2012, 2011 and 2010, $11.7 million, $36.4 million and $45.9 million of interest expense, respectively, was attributable to the Dropdown Predecessor. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Dropdown Predecessor.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay to the Dropdown Predecessor and such estimates may not be reflective of what actual results would have been if the Dropdown Predecessor had operated independently.

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

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The agreed formula used to allocate net pool revenues varies between pools; however, the formula generally allocates revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities. The same revenue and expense recognition principles stated above are applied in determining the net pool revenues of the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in pool receivables from affiliates.

Share-based compensation

The Company may grant, commencing in 2013, restricted stock units as incentive-based compensation to certain employees of Teekay who support the operations of the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it is a single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award. The Company may also grant restricted stock awards as incentive-based compensation to non-management directors, which are expensed immediately (see Note 13).

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Cash and cash equivalents

The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Accounts receivable and allowance for doubtful accounts

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at December 31, 2012 and 2011.

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

Class of Financing Receivable	Credit Quality Indicator	Grade	December 31, 2012 $	December 31, 2011 $

Investment in term loans and interest receivable	Collateral	Performing (1)	119,385	118,598
Loan to joint venture	Other internal metrics	Performing	9,830	9,830

			129,215	128,428

(1)	Subsequent to December 31, 2012, the borrower did not pay in full the January 31, 2013 interest payment. It is expected that the Company will recover all amounts due under the loan agreement from cash flow generated by the borrower, financial support from the borrower’s ultimate parent company and the Company realizing the value of the primary collateral, which are two 2010-built Very Large Crude Carriers (VLCCs). (See Note 5).

Investment in joint venture

The Company’s investment in a joint venture relates to a 50% interest in a VLCC newbuilding and is accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investment in joint venture for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s statement of income. The Company’s maximum exposure to loss is the amount it has invested in these joint ventures.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor and excluding amortization of dry-docking costs) for the years ended December 31, 2012, 2011 and 2010 totaled $63.4 million, $65.8 million and $69.0 million, respectively.

Vessel capital modifications include the addition of new equipment or can encompass various modifications to the vessel which are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is capitalized and depreciated over the estimated useful life of the modification. Expenditures covering recurring routine repairs or maintenance are expensed as incurred.

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

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following table presents a summary of the Company’s balances on dry-docking costs, from January 1, 2010 to December 31, 2012:

	Year Ended December 31,
	2012 $	2011 $	2010 $

Balance as at January 1,	20,945	26,406	28,143
Cost incurred for dry docking	7,003	3,197	9,311
Dry dock amortization	(8,959)	(8,658)	(8,254)
Vessel sales/held for sale (note 18)	(317)	—	(2,794)

Balance as at December 31,	18,672	20,945	26,406

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company.

Debt issuance costs

Debt issuance costs, including fees, commissions and legal expenses, are capitalized and presented as other non-current assets. Debt issuance costs of revolving credit facilities and term loans are amortized using the effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense.

Goodwill

Goodwill is not amortized, but reviewed for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

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

Excluding freight taxes, the Company has incurred no income taxes for the years ended December 31, 2012, 2011 and 2010. The Company believes that it and its subsidiaries are not subject to taxation under the laws of the Republic of The Marshall Islands and qualify for the Section 883 exemption under U.S. federal income tax purposes.

Derivative instruments

All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value each quarter, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gains or losses are dependent on whether the derivative contracts are designed to hedge a specific risk and whether the contracts qualify for hedge accounting. The Company does not apply hedge accounting to its derivative instruments, except for certain types of interest rate swaps that it may enter into in the future.

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the consolidated statements of loss. The ineffective portion of the change in fair value of the derivative

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

financial instruments is immediately recognized in earnings in the consolidated statements of loss. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of loss. If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the consolidated statements of loss.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB)ASC 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps are recorded in realized and unrealized loss on derivative instruments in the Company’s consolidated statements of loss.

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

In January 2012, the FASB issued amendments to FASB ASC 820, Fair Value Measurement, which clarify or change the application of existing fair value measurements, including that the highest and best use and valuation premise in a fair value measurement are relevant only when measuring the fair value of nonfinancial assets; that a reporting entity should measure the fair value of its own equity instrument from the perspective of a market participant that holds that instrument as an asset; to permit an entity to measure the fair value of certain financial instruments on a net basis rather than based on its gross exposure when the reporting entity manages its financial instruments on the basis of such net exposure; that in the absence of a Level 1 input, a reporting entity should apply premiums and discounts when market participants would do so when pricing the asset or liability consistent with the unit of account; and that premiums and discounts related to size as a characteristic of the reporting entity’s holding are not permitted in a fair value measurement. The adoption of this amendment did not have a material impact on the Company’s consolidated financial statements.

3.	Public Offerings

The following table summarizes the issuances of common shares over the three years ending December 31, 2012:

Date	Number of Common Shares Issued		Offering Price (Per Share)	Gross Proceeds	Net Proceeds	Teekay Corporation’s Ownership After the Offering	Use of Proceeds

April 2010	11,391,744	(1)	$12.25	139,549	134,920	37.1%	Acquisition of conventional tankers
October 2010	8,595,000		$12.15	104,429	99,663	31.0%	Prepayment of revolving credit facilities
February 2011	9,890,000		$11.33	112,054	107,105	26.0%	Prepayment of revolving credit facilities
February 2012	17,250,000		$4.00	69,000	68,531	20.4%	Prepayment of revolving credit facilities
June 2012	4,464,286	(2)	$4.11	18,348	18,348	24.6%	Acquisition of conventional tankers

(1)	Includes 2.6 million unregistered shares of Class A common stock issued to Teekay Corporation at a price per share equal to the offering price, which represented $32.0 million of the purchase price for the Company’s acquisition of the Kaveri Spirit L.L.C., Yamuna Spirit L.L.C. and Helga Spirit L.L.C..
(2)	Represents unregistered shares Class A common stock issued to Teekay Corporation as partial consideration for the Company’s acquisition of the 2012 Acquired Business, which had an approximate value of $25.0 million when the purchase price was agreed between the two parties.

4.	Business Operations

Significant Customers

The following table presents consolidated revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Company’s consolidated revenues for its sole operating segment during the periods presented. Revenues from customers attributable to the Dropdown Predecessor are included in the table.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31,
	2012		2011		2010
ConocoPhillips	$31.8 million		$33.1 million		$42.0 million
Statoil ASA	$27.3 million		$23.7 million			(1)
Hyundai Merchant Marine Co. Ltd.		(1)	$22.5 million			(1)
Petroleo Brasileiro S.A.		(1)		(1)	$27.5 million
Valero Energy Corporation		(1)		(1)	$23.9 million

(1)	Less than 10% of the consolidated revenues

Concentration of Credit Risk

There is a concentration of credit risk with respect to the total amounts due from affiliates and pool receivables from affiliates with 83% of the total amounts being due from affiliates of Teekay Corporation as at December 31, 2012 (see Note 14e). The Company also relies on Teekay Chartering Ltd., a wholly-owned subsidiary of Teekay Corporation, to actively manage and administer all voyage-related functions for vessels on time charter contracts, and trading in the Teekay Aframax Pool (a vessel pooling arrangement of Aframax tankers), and the Taurus Tankers LR2 Pool (a vessel pooling arrangement of product tankers).

There is a concentration of credit risk with respect to the investment in term loans where the Company could potentially be exposed to a loss in the event the borrower of the term loans defaults on interest and principal payments and the value of the collateral is insufficient to recover any outstanding principal and interest.(See Note 5).

5.	Investment in Term Loans

In July 2010, the Company acquired two term loans with a total principal amount outstanding of $115.0 million for a total cost of $115.6 million (the Loans). The Loans bear interest at an annual interest rate of 9% per annum and include a repayment premium feature which provides a total investment yield of approximately 10% per annum. As at December 31, 2012 and 2011, $1.6 million and $1.8 million, respectively, were recorded as interest receivable from the investment in these term loans. The 9% interest income is received in quarterly installments and the Loans and repayment premium are payable in full at maturity in July 2013 when the repayment premium of 3% is calculated on the principal amount of the Loan outstanding at maturity. As at December 31, 2012 and 2011, the repayment premium included in the principal balance was $2.7 million and $1.5 million, respectively. Interest income in respect of the Loans is included in revenues in the consolidated statements of loss. The Loans are collateralized by first priority mortgages on two 2010-built VLCCs owned by a shipowner based in Asia, together with other related security. The Loans can be repaid prior to maturity, at the option of the borrower. The maximum potential loss is the Company’s original investment of $115.6 million plus any unpaid interest less the realized value of the underlying collateral. The borrower on the Loans is facing financial difficulty and subsequent to December 31, 2012 has defaulted on its interest payment obligations under the Loans since January 31, 2013. If the borrower continues to be unable to make interest payments or to repay principal under the Loans, the Company may need to seek to foreclose on its security interest in the VLCCs.

6.	Investment in Joint Venture

In September 2010, the Company entered into a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), to have a VLCC newbuilding constructed, managed and chartered to third parties. The Company has a 50% economic interest in the joint venture, which is jointly controlled by the Company and Wah Kwong. The VLCC has an estimated purchase price of approximately $98 million (of which the Company’s 50% portion is $49 million), excluding capitalized interest and other miscellaneous construction costs. The vessel is scheduled to be delivered in June, 2013. An unrelated party has agreed to time-charter the vessel following its delivery for a term of five years at a fixed daily rate and an additional amount if the daily rate of any sub-charter earned by the unrelated party exceeds a certain threshold.

As at December 31, 2012, the remaining payments required to be made under the VLCC newbuilding contract, including Wah Kwong’s 50% share, were $53.9 million in 2013. As of December 31, 2012, the joint venture has a signed agreement with a financial institution for a loan of $68.6 million, of which $19.6 million has been drawn. The loan is secured by a first-priority statutory mortgage on the VLCC and guaranteed by both the Company and Wah Kwong. As a result, the Company’s exposure to this loan is limited to its 50% guarantee of the loan. The loan is repayable in 32 quarterly installments of $1.4 million each commencing three months after the initial post-delivery drawdown date and a balloon payment of $22.6 million at the maturity of the loan.

In addition, the Company and Wah Kwong have each agreed to finance 50% of the costs to acquire the VLCC that are not financed with commercial bank financing. As at December 31, 2012, the Company had advanced $9.8 million to the joint venture in the form of a non-interest bearing and unsecured loan and invested an additional $3.2 million in the joint venture.

7.	Goodwill

During the year ended December 31, 2011, the conventional tanker market continued to experience an oversupply of vessels relative to tanker demand. Consequently, the Company performed a vessel and goodwill impairment analysis on the conventional tanker fleet (see Note 18a). The Company concluded that the carrying value of the goodwill, all relating to the Suezmax reporting unit, exceeded its fair value. As a result, a

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

goodwill impairment charge of $19.3 million was recognized in the Company’s consolidated statements of loss for the year ended December 31, 2011, of which $6.0 million was attributable to the Dropdown Predecessor. The fair value of this reporting unit was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates are, in part, based upon existing contracts, future tanker market rates, historical experience, financial forecasts and industry trends and conditions.

8.	Accrued Liabilities

	December 31,
	2012	2011
Voyage and vessel	8,880	5,727
Interest	4,078	4,313
Payroll and benefits to related parties	4,924	4,487

	17,882	14,527

9.	Long-Term Debt

	December 31,
	2012	2011
Revolving Credit Facilities due through 2018	555,472	339,000
Term Loans due through 2021	180,229	9,900
Long-term debt of Dropdown Predecessor (note 1)	—	559,830

	735,701	908,730
Current portion	(25,246)	(26,268)

Total	710,455	882,462

As at December 31, 2012, the Company had three revolving credit facilities (or the Revolvers), which, as at such date provided for aggregate borrowings of up to $856.4 million, of which $301.0 million was undrawn. Interest payments are based on LIBOR plus margins, which at December 31, 2012, ranged between 0.45% and 0.60% (December 31, 2011: 0.50% and 0.60%). The total amount available under the Revolvers reduces by $97.9 million (2013), $97.9 million (2014), $124.8 million (2015), $93.1 million (2016), $413.8 million (2017) and $28.9 million thereafter. The Revolvers are collateralized by 22 of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding balance for the facility period. As at December 31, 2012, this ratio was 113.2%. The vessel value used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A further delay in the recovery of the tanker market could negatively affect the ratio. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. The remaining two Revolvers are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at December 31, 2012, the Company and Teekay were in compliance with all their covenants in respect of the Revolvers.

As at December 31, 2012, the Company had three term loans outstanding, which totaled $180.2 million (December 31, 2011 - $9.9 million). Interest payments on the term loans are based on a combination of fixed and variable rates where fixed rates range from 4.06% to 4.90% and variable rates are based on LIBOR plus a margin. At December 31, 2012, the margins ranged from 0.30% to 1.0%. The term loan repayments are made in quarterly or semi-annual payments and two of the term loans have balloon or bullet repayments due at maturity in 2019 and 2021. The term loans are collateralized by first-priority mortgages on six of the Company’s vessels, together with certain other related security. Two of the term loans require that the Company’s subsidiaries maintain a minimum hull coverage ratio of 115% of the total outstanding balance for the facility period. As at December 31, 2012 the loan to value ratios ranged from 128.4% to 284.0%. The vessel values used in these ratios are appraised values prepared by the Company based on second hand sale and purchase market data. A further delay in the recovery of the tanker market could negatively affect the ratios. The term loans are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at December 31, 2012, the Company and Teekay were in compliance with all their covenants in respect of these term loans.

As at December 31, 2011, the Dropdown Predecessor had $559.8 million of long-term debt. Revolving credit facilities and term loans, with an aggregate outstanding balance of $451.2 million on December 31, 2011, were assumed by the Company on the dates of the respective dropdowns of the 13 vessels as part of the 2012 Acquired Business. These assumed credit facilities and loan are included, to the extent then outstanding, in the information above as of December 31, 2012. The remaining facilities of the Dropdown Predecessor, with an aggregate outstanding balance of $108.7 million on December 31, 2011, were retained by Teekay and have been reflected in these financial statements as a debt extinguishment through a return of capital.

The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2012 was 1.2% (December 31, 2011 – 2.2%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see Note 10).

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to December 31, 2012 are $25.2 million (2013), $25.2 million (2014), $52.2 million (2015), $91.6 million (2016), $433.3 million (2017) and $108.2 million (thereafter).

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

Realized and unrealized losses (gains) relating to the Company’s interest rate swaps have been reported in realized and unrealized (loss) gain on the consolidated statements of loss. During the year ended December 31, 2012, the Company recognized a net realized loss of $9.5 million and an unrealized gain of $1.6 million, relating to its interest rate swaps. During the year ended December 31, 2011, the Company recognized a net realized loss of $39.0 million and an unrealized gain of $11.2 million relating to its interest rate swaps, where a substantial majority of the realized loss and unrealized gain was due to amendments to the fixed interest rate of an interest rate swap that was acquired as part of the 2012 Acquired Business (see Note 20). During year ended December 31, 2010, the Company recognized a net realized loss of $14.9 million and an unrealized loss of $13.8 million, relating to its interest rate swaps.

The following summarizes the Company’s derivative positions as at December 31, 2012:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	200,000	(13,100)	3.8	2.61
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	100,000	(20,328)	4.8	5.55
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	45,000	(203)	0.5	1.19

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of December 31, 2012 ranged from 0.3% to 1.0%.

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

The Company recognizes freight tax expenses in other expenses in its consolidated statements of loss. The Company does not presently anticipate such uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

The following is a roll-forward of the Company’s freight tax expenses which are recorded in other long-term liabilities, from January 1, 2010 to December 31, 2012:

	Year Ended December 31,
	2012	2011	2010

Balance at January 1,	5,449	5,073	4,102
Freight tax (recovery) expense	(692)	376	971

Balance at December 31,	4,757	5,449	5,073

The remainder of the amounts recorded in other expenses relate to foreign exchange gains and losses.

12.	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents – The fair value of the Company’s cash and cash equivalents approximates its carrying amounts reported in the consolidated balance sheets.

Vessels and equipment and vessels held for sale – The Company’s vessels and equipment and vessel held for sale were written down to their estimated fair values using internally appraised values based on second hand sale and purchase market data (see Note 18a).

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

Derivative instruments – The fair value of the Company’s interest rate swap agreements are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and if the swap is not collateralized, the current credit worthiness of either the Company or the swap counterparties. The estimated amount is the present value of future cash flows. The inputs used to determine the future cash flows include the fixed interest rate of the swaps and market interest rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

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

The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value.

		December 31, 2012		December 31, 2011
	Fair Value Hierarchy Level	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Recurring:
Cash and cash equivalents	Level 1	26,341	26,341	18,566	18,566
Derivative instruments
Interest rate swap agreements	Level 2	(33,631)	(33,631)	(37,597)	(37,597)

Non-recurring:
Vessels and equipment (note 18a)	Level 2	252,068	252,068	67,893	67,893
Vessel held for sale (note 18a)	Level 2	9,114	9,114	—	—

Other
Investment in term loans and interest receivable	Level 3	119,385	117,784	118,598	120,222
Loan to joint venture	Note (1)	9,830	Note (1)	9,830	Note (1)
Long-term debt, including current portion	Level 2	(735,701)	(648,724)	(908,730)	(811,617)

(1)	The Company’s loan to the joint venture, together with the Company’s equity investment in the joint venture, form the aggregate carrying value of the Company’s interest in an entity accounted for by the equity method in these consolidated financial statements. The fair value of the individual components of such aggregate interest is not determinable.

13.	Capital Stock

The authorized capital stock of Teekay Tankers Ltd. is 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2012, the Company had 71.1 million shares of Class A common stock, 12.5 million shares of Class B common stock and no shares of Preferred Stock issued and outstanding.

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

As at December 31, 2012 and December 31, 2011, the Company had reserved under its 2007 Long-Term Incentive Plan a total of 1,000,000 shares of Class A common stock for issuance pursuant to awards to be granted. To date, the Company has satisfied awards under the plan through open market purchases and deliveries to the grantees, rather than issuing shares from authorized capital. For the years ended December 31, 2012, 2011 and 2010, 82,573 shares, 30,596 shares and 19,371 shares of Class A common stock have been granted and delivered to non-management Directors as part of the Directors’ annual compensation, respectively. As at December 31, 2012, 2011 and 2010, total of 173,971 shares, 91,398 shares and 60,802 shares of Class A common stock, respectively, had been granted and delivered. The granting of such stock has been included in general and administrative expenses in the amounts of $0.4 million, $0.3 million, and $0.2 million for the years ended December 31, 2012, 2011, and 2010, respectively.

14.	Related Party Transactions

Dropdown Acquisitions

a.	During June 2012, the Company acquired from Teekay a fleet of 13 double-hull conventional oil and product tankers and related time-charter contracts, debt facilities and other assets and rights, for an aggregate purchase price of approximately $454.2 million (see Notes 1 and 20).

In November 2010, the Company acquired from Teekay its subsidiaries Esther Spirit L.L.C., which owns an Aframax tanker, the Esther Spirit, and Iskmati Spirit L.L.C., which owns a Suezmax tanker, the Iskmati Spirit, for a total of $107.5 million. The acquisition was financed with funds from one of the Revolvers. The excess of the historical book value over the purchase price of these vessels was $6.1 million and is reflected as a contribution of capital from Teekay on the date of acquisition. In addition, a $77.9 million prepayment of long term debt of the Dropdown Predecessor was made by Teekay on the date of acquisition.

In April 2010, the Company acquired from Teekay its subsidiaries Kaveri Spirit L.L.C. and Yamuna Spirit L.L.C., which each own a Suezmax tanker, the Kaveri Spirit and the Yamuna Spirit, respectively, for a total of $124.2 million. In May 2010, the Company acquired from Teekay its subsidiary Helga Spirit L.L.C., which owns an Aframax tanker, the Helga Spirit, for $44.5 million. These acquisitions were financed with net proceeds of $102.9 million from the offering of 8.8 million Class A common shares to the public and through the issuance to Teekay of 2.6 million Class A common shares. The issuance of the 2.6 million Class A common shares to Teekay had a value of $32.0 million (see Note 3). The excess of the historical book value over the purchase price of these vessels was $35.4 million and is reflected as a contribution of capital from Teekay on the date of acquisition. In addition, a net $183.9 million prepayment of long term debt of the Dropdown Predecessor was made by Teekay on the date of acquisition.

Management Fee – Related and Other

b.	Teekay and its wholly owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that are managed by entities owned in whole or in part by subsidiaries of Teekay Corporation (collectively the Pool Managers). Such related party transactions were as follows:

	Year Ended December 31,
	2012 $	2011 $	2010 $
Time charter revenues(i)	14,604	3,873	6,872
Pool management fees and commissions(ii)	3,565	2,674	2,778
Commercial management fees(iii)	1,118	982	970
Vessel operating expenses - crew training	2,870	2,263	1,858
General and administrative(iv)	9,871	6,484	4,680
General and administrative - Dropdown Predecessor(note 1)	2,567	7,516	10,163
Interest expense - Dropdown Predecessor (note 1)	11,660	36,354	45,924

(i)	The Company has chartered-out the Pinnacle Spirit and Summit Spirit to Teekay under fixed-rate time-charter contracts, which expire in 2014. In addition, the Company chartered-out to Teekay, the Nassau Spirit under a two-year contract that expired in July 2010.
(ii)	The Company’s share of the Pool Managers’ fees which are reflected as a reduction to net pool revenues from affiliates.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(iii)	The Manager’s commercial management fees for vessels on time-charter contracts, which are reflected in voyage expenses.
(iv)	The Manager’s technical, strategic and administrative service fees.

c.	The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $4.9 million and $4.5 million were payable to the Manager as at December 31, 2012 and December 31, 2011, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities on the consolidated balance sheets. The amounts owing from the Pool Managers, which are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $16.6 million and $5.4 million as at December 31, 2012 and December 31, 2011, respectively, to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These activities, which are reflected in the consolidated balance sheets as due from affiliates, are without interest or stated terms of repayment.

d.	The Company’s executive officers are employees of Teekay Corporation or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in Note 13) is set and paid by Teekay Corporation or such other subsidiaries. The Company reimburses Teekay Corporation for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee. The strategic management fee reimbursements, included in the management fee described above, for the years ended December 31, 2012, 2011 and 2010 were $2.9 million, $1.7 million and $1.0 million, respectively.

The management agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the years ended December 31, 2012, 2011 and 2010. Cash Available for Distribution represents net (loss) income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay Corporation. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s board of directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution. Reserves for the year ended December 31, 2012, included a $11.0 million dry-docking and capital upgrades reserve, and a $10.9 million reserve for loan principal repayment. Reserves for the year ended December 31, 2011, included a $6.4 million dry-docking and capital upgrades reserve, and a $1.8 million reserve for loan principal repayment. Reserves for the year ended December 31, 2010, included a $4.8 million dry-docking and capital upgrades reserve, and a $3.2 million reserve for loan principal repayment.

e.	Pursuant to pooling arrangements (see Note 4), the Pool Managers provide certain commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 to $350.Voyage revenues and voyage expenses of the Company’s vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pools as “net pool revenues from affiliates” on the consolidated statements of income. The pool receivable from affiliates as at December 31, 2012 and December 31, 2011 was $9.1 million and $4.4 million, respectively.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

15.	Operating Leases

Charters-in

As at December 31, 2012, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels will be approximately $6.4 million (2013) and $0.1 million (2014). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

Charters-out

As at December 31, 2012, 14 of the Company’s vessels operated under fixed-rate time charter contracts with the Company’s customers, of which five contracts are scheduled to expire in 2013, five contracts are scheduled to expire in 2014 and two time-charter contracts are scheduled to expire in each of 2015 and 2016, respectively. As at December 31, 2012, minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $165.2 million, comprised of $78.6 million (2013), $58.9 million (2014) and $21.1 million (2015), and $6.6 million (2016). The carrying amount of the vessels employed on operating leases at December 31, 2012, was $455.9 million (2011 - $799.3 million).

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2012, revenue from unexercised option periods of contracts that existed on December 31, 2012, or variable or contingent revenues. In addition, minimum scheduled future revenues presented above have been reduced by estimated off-hire time for period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

16.	Supplemental Cash Flow Information

a.	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2012, 2011, and 2010 are as follows:

	Year Ended December 31,
	2012	2011	2010
Accounts receivable and interest receivable	(3,317)	(808)	(3,061)
Pool receivables from affiliates	(4,741)	6,697	7,327
Due from affiliates	(12,177)	(253)	(9,287)
Prepaid expenses and other current assets	(3,147)	(1,409)	1,273
Accounts payable and accrued liabilities	2,337	(1,788)	(3,768)
Due to affiliates	(1,204)	(842)	5,841
Deferred revenue	855	(2,692)	(978)
Other	1,600	262	692

	(19,794)	(833)	(1,961)

b.	Cash interest paid (including interest paid by the Dropdown Predecessor) during the years ended December 31, 2012, 2011, and 2010 totalled $29.3 million, $79.1 million, and $64.4 million, respectively, including realized losses of $1.8 million, $32.9 million, and $9.3 million, respectively on the interest rate swaps agreements relating to the 2012 Acquired Business.

c.	Increases and decreases in the amount of debt allocated to Dropdown Predecessor from Teekay have been treated as non-cash transactions in the Company’s statement of cash flows. Such repayments (drawdowns) for the years ended December 31, 2012, 2011 and 2010 were $108.7 million, $(82.3) million and $171.4 million, respectively.

17.	Earnings Per Share

The net (loss) income available for common stockholders and (loss) earnings per common share presented in the table below excludes the results of operations of the Dropdown Predecessor (see Note 1).

	Year Ended December 31,
	2012	2011	2010
Net loss	(370,181)	(113,075)	(23,142)
Net loss attributable to the Dropdown Predecessor	9,163	104,010	38,704

Net (loss) income available for common stockholders	(361,018)	(9,065)	15,562

Weighted-average number of common shares	79,539,605	60,770,525	42,330,038

Common shares and common share equivalents outstanding at the end of year	83,591,030	61,876,744	51,986,744

(Loss) earnings per common share:
- Basic and diluted	(4.54)	(0.15)	0.37

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

18.	Vessel Sales and Impairments

a.	The Company’s consolidated statement of loss for the year ended December 31, 2012 includes a $352.5 million write down of seven Suezmax tankers ($305.6 million), four Aframax tankers ($44.5 million), and one product tanker ($2.4 million). The Company’s consolidated statement of loss for the year ended December 31, 2011 includes a $58.0 million write down on three of the Dropdown Predecessor’s product tankers. When comparing the seven Suezmax tankers to each other and when comparing the four Aframax tankers to each other, the vessels have a similar age, a similar carrying value and are all being employed in the spot market or on short term time-charters. The primary factors that caused the write downs were a negative change in the outlook for the crude tanker market, a delay in the expected timing of a recovery of the crude tanker market as well as the expected discrimination impact from more fuel efficient vessels being constructed. One of the four Aframax tankers was held for sale at December 31, 2012 and was subsequently sold in January 2013. All of the vessels were written down to their estimated fair values, using an internally appraised value based on second hand sale and purchase market data.

b.	The Company sold two 1995-built Aframax tankers, the Falster Spirit for $17.3 million in April 2010 and the Sotra Spirit for $17.2 million in August 2010, resulting in a total net loss on sale of $1.9 million. Both vessels were trading in the Teekay Aframax Pool prior to the sales.

19.	Subsequent Events

In January 2013, the Company completed the sale of the Aframax tanker, Nassau Spirit, for $9.1 million. The vessel was held for sale on the consolidated balance sheet as at December 31, 2012 and its net book value was written down to its sale proceeds net of cash outlays to complete the sale. As a result, there is no expected gain or loss on the sale of this vessel (see Note 18a). The vessel was trading in the Teekay Aframax Pool prior to the sale.

In April 2013, the Company announced it had entered into an agreement with STX Offshore & Shipbuilding Co., Ltd (“STX”) of South Korea for the construction of four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (LR2) product tanker newbuildings for a fully built-up cost of approximately $47 million each. The agreement with STX also includes fixed-price options for up to 12 additional LR2 newbuildings, four of which are exerciseable up to and including each of the following months: October 2013, April 2014, and October 2014, respectively. The Company intends to finance the installment payments with its existing liquidity and expects to secure long-term debt financing for the four vessels prior to their scheduled deliveries in late-2015 and early-2016.

20.	2012 Acquired Business

The following are condensed combining financial statements of the Company. These financial statements present the financial position of the Company as of December 31, 2011, and the results of its operations and its cash flows for the three years in the period ended December 31, 2012. The column titled “Historical Teekay Tankers” represents this information before being retroactively adjusted to include the 2012 Acquired Business between (a) the date that the Company and the acquired vessels were both under the common control of Teekay and had commenced operations and (b) the date the Company acquired the vessels from Teekay Corporation in June 2012.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Condensed Combined Statement of Loss

	Year ended December 31, 2012			Year ended December 31, 2011			Year ended December 31, 2010
	Historical Teekay Tankers $	2012 Acquired Business $	Total $	Historical Teekay Tankers $	2012 Acquired Business $	Total $	Historical Teekay Tankers $	2012 Acquired Business $	Total $
REVENUES
Time Charter Revenues	89,847	33,517	123,364	78,780	76,811	155,591	86,244	71,351	157,595
Net Pool Revenues	53,617	8,711	62,328	30,894	17,264	48,158	47,914	26,673	74,587
Voyage charter revenues	238	—	238	—	—	—	24	2,847	2,871
Interest income from investments	11,499	—	11,499	11,323	—	11,323	5,297	—	5,297

Total revenues	155,201	42,228	197,429	120,997	94,075	215,072	139,479	100,871	240,350

OPERATING EXPENSES
Voyage expenses	4,369	249	4,618	2,697	752	3,449	2,544	2,757	5,301
Vessel operating expenses	69,811	19,404	89,215	42,056	42,033	84,089	44,453	37,197	81,650
Time-charter hire expense	3,950	—	3,950	4,046	—	4,046	—	—	—
Depreciation and amortization	58,868	13,497	72,365	43,185	31,297	74,482	45,455	31,862	77,317
General and administrative	12,364	2,566	14,930	8,609	7,516	16,125	9,789	6,831	16,620
Vessel impairments and net loss on sale of vessels	352,546	—	352,546	—	58,034	58,034	1,864	—	1,864
Goodwill impairment	—	—	—	13,310	5,984	19,294	—	—	—

Total operating expenses	501,908	35,716	537,624	113,903	145,616	259,519	104,105	78,647	182,752

(Loss) income from operations	(346,707)	6,512	(340,195)	7,094	(51,541)	(44,447)	35,374	22,224	57,598

OTHER ITEMS
Interest expense	(8,351)	(11,658)	(20,009)	(4,185)	(36,354)	(40,539)	(7,513)	(43,627)	(51,140)
Interest income	48	2	50	57	14	71	97	3	100
Realized and unrealized loss on derivative instruments	(3,992)	(3,971)	(7,963)	(11,444)	(16,339)	(27,783)	(10,536)	(18,148)	(28,684)
Other (expense) / income	(2,016)	(48)	(2,064)	(587)	210	(377)	(1,113)	97	(1,016)

Total other items	(14,311)	(15,675)	(29,986)	(16,159)	(52,469)	(68,628)	(19,065)	(61,675)	(80,740)

Net (loss) income	(361,018)	(9,163)	(370,181)	(9,065)	(104,010)	(113,075)	16,309	(39,451)	(23,142)

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Condensed Combined Balance Sheet

	As at December 31, 2011
	Historical Teekay Tankers $	2012 Acquired Business $	TOTAL $
ASSETS
CURRENT
Cash and cash equivalents	15,859	2,707	18,566
Pool receivables from affiliates, net	2,664	1,696	4,360
Accounts receivable	157	2,028	2,185
Interest receivable on investment in term loans	1,754	—	1,754
Due from Affiliates	12,610	153,736	166,346
Prepaid expenses	3,395	2,864	6,259
Other current assets	308	—	308

Total current assets	36,747	163,031	199,778

Vessels and equipment at cost, less accumulated depreciation	716,567	593,929	1,310,496
Investment in term loans	116,844	—	116,844
Loan to joint venture	9,830	—	9,830
Other non-current assets	1,938	2,583	4,521

Total assets	881,926	759,543	1,641,469

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT
Accounts payable	1,935	2,429	4,364
Accrued liabilities	7,423	7,104	14,527
Current portion of long-term debt	1,800	24,468	26,268
Current portion of derivative instruments	4,027	2,625	6,652
Deferred revenue	1,777	1,932	3,709
Due to affiliates	4,999	86,201	91,200
Other current liabilities	115	—	115

Total current liabilities	22,076	124,759	146,835

Long-term debt	347,100	535,362	882,462
Derivative instruments	20,151	8,408	28,559
Other long-term liabilities	3,228	2,221	5,449

Total liabilities	392,555	670,750	1,063,305

Equity
Common stock and additional paid-in capital	588,441	—	588,441
Accumulated deficit	(99,070)	—	(99,070)
Dropdown predecessor equity	—	88,793	88,793

Total equity	489,371	88,793	578,164

Total liabilities and equity	881,926	759,543	1,641,469

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Condensed Combined Statement of Cash Flows

	Year ended December 31, 2012			Year ended December 31, 2011			Year ended December 31, 2010
Cash and cash equivalents provided by (used for):	Historical Teekay Tankers	2012 Acquired Business	Total	Historical Teekay Tankers	2012 Acquired Business	Total	Historical Teekay Tankers	2012 Acquired Business	Total
	$	$	$	$	$	$	$	$	$

OPERATING ACTIVITIES

Net (loss) income	(361,018)	(9,163)	(370,181)	(9,065)	(104,010)	(113,075)	16,309	(39,451)	(23,142)
Non-cash items:
Depreciation and amortization	58,868	13,497	72,365	43,185	31,297	74,482	45,455	31,862	77,317
Unrealized (gain) loss on derivative Instruments	(3,768)	2,188	(1,580)	5,330	(16,568)	(11,238)	4,955	8,870	13,825
Vessel impairment and net loss on sale of vessels	352,546	—	352,546	—	58,034	58,034	1,864	—	1,864
Goodwill impairment charge	—	—	—	13,310	5,984	19,294	—	—	—
Other	917	272	1,189	143	410	553	(764)	574	(190)
Change in non-cash working capital items related to operating activities	(10,406)	(9,388)	(19,794)	2,202	(3,035)	(833)	(3,238)	1,277	(1,961)
Expenditures for dry docking	(7,003)	—	(7,003)	—	(3,197)	(3,197)	(6,190)	(3,121)	(9,311)

Net operating cash flow	30,136	(2,594)	27,542	55,105	(31,085)	24,020	58,391	11	58,402

FINANCING ACTIVITIES
Proceeds from long-term debt	32,226	—	32,226	15,000	—	15,000	185,000	—	185,000
Repayments of long-term debt	(13,522)	—	(13,522)	(1,800)	—	(1,800)	(3,150)	—	(3,150)
Prepayment of long-term debt	(60,000)	—	(60,000)	(118,328)	—	(118,328)	(33,050)	—	(33,050)
Proceeds from long-term debt of Dropdown Predecessor	—	2,312	2,312	—	269,874	269,874	37,222	18,382	55,604
Repayment of long-term debt of Dropdown Predecessor	—	(10,372)	(10,372)	—	(18,567)	(18,567)	—	(18,567)	(18,567)
Prepayment of long-term debt of Dropdown Predecessor	—	(15,000)	(15,000)	—	—	—	(306,169)	132,705	(173,464)
Acquisition of Helga Spirit LLC, Yamuna Spirit LLC, Kaveri Spirit LLC, Esther Spirit LLC, Iskmati Spirit LLC from Teekay Corporation	—	—	—	—	—	—	(244,185)	—	(244,185)
Acquisition of 13 vessels from Teekay Corporation	(9,509)	—	(9,509)	—	—	—	—	—	—
Equity contribution from Teekay Corporation	(221)	9,728	9,507	—	69,169	69,169	128,900	(164,591)	(35,691)
Net advances from (to) affiliates	—	16,913	16,913	—	(287,101)	(287,101)	127,982	40,233	168,215
Proceeds from issuance of Class A common stocks	69,000	—	69,000	112,054	—	112,054	211,978	—	211,978
Share issuance costs	(3,229)	—	(3,229)	(4,949)	—	(4,949)	(9,395)	—	(9,395)
Cash dividends paid	(32,231)	—	(32,231)	(51,358)	—	(51,358)	(55,244)	—	(55,244)

Net financing cash flow	(17,486)	3,581	(13,905)	(49,381)	33,375	(16,006)	39,889	8,162	48,051

INVESTING ACTIVITIES
Proceeds from the sale of vessels and equipment	—	—	—	—	—	—	35,396	—	35,396
Expenditures for vessels and equipment	(2,189)	(329)	(2,518)	(2,315)	(2,022)	(4,337)	(6,253)	(5,734)	(11,987)
Advances to joint venture	—	—	—	—	—	—	(9,830)	—	(9,830)
Investment in joint venture	(3,344)	—	(3,344)	—	—	—	—	—	—
Investment in term loans	—	—	—	—	—	—	(115,575)	—	(115,575)

Net investing cash flow	(5,533)	(329)	(5,862)	(2,315)	(2,022)	(4,337)	(96,262)	(5,734)	(101,996)

Cash and cash equivalent:
Increase in cash and cash equivalent	7,117	658	7,775	3,409	268	3,677	2,018	2,439	4,457
Cash and cash equivalent, beginning of the year	15,859	2,707	18,566	12,450	2,439	14,889	10,432	—	10,432

Cash and cash equivalent, end of the year	22,976	3,365	26,341	15,859	2,707	18,566	12,450	2,439	14,889