Form 20-F
period 2013-12-31
TEEKAY TANKERS LTD.
filed 2014-04-30
CIK 1419945

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our future financial condition or results of operations and our future revenues and expenses;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets, expected recovery in the current cyclically-low tanker market, and spot tanker charter rates and oil production;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans and credit facilities;

•	future oil prices, production and refinery capacity;

•	expansion of our business and additions to our fleet;

•	our expectations about the availability of vessels to purchase, the expected costs and time it may take to construct and deliver newbuildings, or the useful lives of our vessels;

•	planned capital expenditures and the ability to fund capital expenditures;

•	future supply of, and demand for, oil;

•	the ability to leverage Teekay Corporation’s relationships and reputation in the shipping industry;

•	the expected benefits of participation in vessel pooling arrangements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of the anticipated tanker market recovery;

•	the ability to maximize the use of vessels, including the redeployment or disposition of vessels no longer under time charters;

•	our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the anticipated impact of future regulatory changes or environmental liabilities;

•	expenses under service agreements with other affiliates of Teekay Corporation;

•	the anticipated taxation of our company and of distributions to our stockholders;

•	our expectations as to any impairment of our vessels;

•	the expected lifespan of our vessels;

•	construction and delivery delays in the tanker industry generally;

•	customers’ increasing emphasis on environmental and safety concerns;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our use of interest rate swaps to reduce interest rate exposure;

•	the expected effect of off-balance sheet arrangements;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of counterparties to our derivative contracts to fulfill their contractual obligations;

•	the vessel values at the time of sale of two 2010-built VLCCs that we took ownership of in consideration for our investment in term loans, our ability to operate or sell the VLCC tankers, and the cash flow and sale proceeds thereof;

•	our acquisition of 50% of Teekay’s conventional tanker commercial management operations and 100% of Teekay’s technical management operations, the expected timing of the transaction, and the related effect on our financial condition and results of operations;

•	our investment in Tanker Investments Limited (TIL), potential benefits to us from this investment, and TIL’s proposed vessel acquisitions;

•	changes in or additions to applicable industry laws and regulations, including Regulation (EU) No 1257/2013, which imposes rules regarding ship recycling and management of hazardous materials on vessels;

•	our business strategy and other plans and objectives for future operations; and

•	our ability to pay dividends on our common stock.

Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in Item 3 – Key Information: Risk Factors and other factors detailed from time to time in other reports we file with or furnish to the U.S. Securities and Exchange Commission (or the SEC).

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay Tankers Ltd. and its subsidiaries for fiscal years 2009 through 2013, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, Item 5 – Operating and Financial Review and Prospects included herein, and the historical financial statements and accompanying notes and the Report of Independent Registered Public Accounting Firm thereon (which is included herein), with respect to the fiscal years 2013, 2012 and 2011.

From time to time we have purchased vessels from Teekay Corporation. During fiscal years 2009 through 2013, we acquired from Teekay Corporation a total of 19 conventional oil tankers of varying size. These acquisitions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, our consolidated statements of income (loss) for the years ended December 31, 2012, 2011, 2010 and 2009 reflect the results of operations of these vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. Please refer to Item 5 – Operating and Financial Review and Prospects: Items You Should Consider When Evaluating Our Results of Operations and Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2009	2010	2011	2012	2013
		(in thousands, except share, per share, and fleet data)
Income Statement Data:
Revenues	$264,309	$240,350	$215,072	$197,429	$170,087
Operating expenses:
Voyage expenses (1)	7,503	5,301	3,449	4,618	8,337
Vessel operating expenses (2)	86,482	89,083	92,543	96,160	91,667
Time-charter hire expense (3)	—	—	4,046	3,950	6,174
Depreciation and amortization	76,201	77,317	74,482	72,365	47,833
General and administrative expenses (2)	12,853	9,187	7,671	7,985	12,594
Vessel impairment and net loss on sale of vessels	—	1,864	58,034	352,546	71
Goodwill impairment charge	—	—	19,294	—	—

Total operating expenses	183,039	182,752	259,519	537,624	166,676

Income (loss) from operations	81,270	57,598	(44,447)	(340,195)	3,411

Interest expense	(36,215)	(51,140)	(40,539)	(20,009)	(10,023)
Interest income	70	100	71	50	158
Realized and unrealized gain (loss) on derivative instruments	11,958	(28,684)	(27,783)	(7,963)	(1,524)
Equity (loss) income	—	—	—	(1)	854
Other expenses	(1,623)	(1,016)	(377)	(2,063)	(1,014)

Net income (loss)	$55,460	$(23,142)	$(113,075)	$(370,181)	$(8,138)

Earnings (loss) per share (4) - Basic and diluted	$1.28	$0.37	$(0.15)	$(4.54)	$(0.10)
Balance Sheet Data: ( at end of year)
Cash	10,432	14,889	18,566	26,341	25,646
Investment in term loans and interest receivable on term loans	—	117,825	118,598	119,385	136,061
Vessels and equipment (5)	1,527,015	1,435,478	1,310,496	885,992	859,308
Total assets	1,810,202	1,678,423	1,641,469	1,105,656	1,097,529
Total debt (6)	938,215	1,158,801	999,930	739,293	755,957
Common stock and paid in capital	246,753	481,336	588,441	672,560	673,217
Total equity	802,208	440,791	578,164	302,183	284,672
Cash Flow Data:
Net cash provided by (used in):
Operating activities	129,197	58,402	24,020	27,542	6,202
Financing activities	(137,097)	48,051	(16,006)	(13,905)	(1,097)
Investing activities	(8,366)	(101,996)	(4,337)	(5,862)	(5,800)
Number of outstanding shares of common stock at the end of the period	32,000,000	51,986,744	61,876,744	83,591,030	83,591,030
Other Financial Data:
Net revenues (7)	256,806	235,049	211,623	192,811	161,750
EBITDA (8)	167,806	105,215	1,875	(277,857)	49,560
Adjusted EBITDA (8)	155,848	135,763	106,986	82,652	53,039
Capital expenditures
Expenditures for vessels and equipment	(8,366)	(11,987)	(4,337)	(2,518)	(1,904)
Expenditures for dry docking	(15,790)	(9,311)	(3,197)	(7,003)	(19,245)
Fleet Data:
Average number of tankers (9)
Suezmax	10.0	10.0	10.0	10.0	10.0
Aframax	14.0	13.0	12.7	13.0	12.6
Product	6.0	6.0	6.0	6.0	6.0
VLCC	—	—	—	—	0.5

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses among others. In order to more closely align our presentation to that of many of its peers, the cost of ship management activities of $5.6 million for year ended December 31, 2013 has been presented in vessel operating expenses. Prior to 2013, we included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified for the years ended December 31, 2012, 2011, 2010 and 2009 were $7.0 million and $8.5 million, $7.4 million and $7.0 million, respectively.
(3)	Time-charter hire expense includes vessel operating leases expense incurred to charter-in vessels.
(4)	For the years ended December 31, 2009, 2010, 2011, 2012 and 2013, earnings (loss) per common share is determined by dividing (a) net income (loss) after deducting net income attributable to the Dropdown Predecessor, which is $nil for 2013, by (b) the weighted average number of shares outstanding during the applicable period.
(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, and (b) advances on newbuildings.
(6)	Total debt includes the current and long-term portion of debt, and amounts due to affiliates.
(7)	Consistent with general practice in the shipping industry, we use “net revenues” (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charters the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues, a non-GAAP financial measure, because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with revenues:

	Years Ended December 31,
	2009	2010	2011	2012	2013
Revenues	$264,309	$235,053	$203,749	$185,930	$162,410
Interest Income from investment in term loans	—	5,297	11,323	11,499	7,677
Voyage expenses	(7,503)	(5,301)	(3,449)	(4,618)	(8,337)

Net revenues	$256,806	$235,049	$211,623	$192,811	$161,750

(8)	EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before net loss on sale of vessels, goodwill impairment and realized and unrealized (gains) losses on derivative instruments and share of the above items in non-consolidated joint ventures. Both measures are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below:

•	Financial and operating performance. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA as financial and operating measures benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in assessing whether to continue to hold shares of our Class A common stock.

•	Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, pay dividends and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as dry-docking expenditures, working capital changes and foreign currency exchange gains and losses, EBITDA and Adjusted EBITDA provide consistent measure of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our dividend policy. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including dividends on shares of our Class A common stock.

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

	Years Ended December 31,
	2009	2010	2011	2012	2013
Reconciliation of “EBITDA” to “Net income”
Net income (loss)	$55,460	($23,142)	($113,075)	($370,181)	($8,138)
Depreciation and amortization	76,201	77,317	74,482	72,365	47,833
Interest expense, net of interest income	36,145	51,040	40,468	19,959	9,865

EBITDA	$167,806	$105,215	$1,875	($277,857)	$49,560

Vessel impairment and net loss on sale of vessels	—	1,864	58,034	352,546	71
Goodwill impairment	—	—	19,294	—	—
Realized and unrealized (gain) loss on derivative instruments	(11,958)	28,684	27,783	7,963	1,524
Items related to non-consolidated Joint Venture	—	—	—	—	1,884

Adjusted EBITDA	$155,848	$135,763	$106,986	$82,652	$53,039

	Years Ended December 31,
	2009	2010	2011	2012	2013
Reconciliation of “EBITDA” to “Net operating cash flow”
Net operating cash flow	$129,197	$58,402	$24,020	$27,542	$6,202
Interest expense, net of interest income	36,145	51,040	40,468	19,959	9,865
Expenditures for dry docking	15,790	9,311	3,197	7,003	19,245
Vessel impairment and net loss on sale of vessels	—	(1,864)	(58,034)	(352,546)	(71)
Goodwill impairment	—	—	(19,294)	—	—
Unrealized gain (loss) on derivative instruments	22,853	(13,825)	11,238	1,580	8,363
Change in working capital	(35,330)	1,961	833	19,794	6,586
Other cash flows, net	(849)	190	(553)	(1,189)	(630)

EBITDA	$167,806	$105,215	$1,875	$(277,857)	$49,560

Net loss on sale of vessels	—	$1,864	$58,034	$352,546	$71
Goodwill impairment	—	—	19,294	—	—
Realized and unrealized (gain) loss on derivative instruments	(11,958)	28,684	27,783	7,963	1,524
Items related to non-consolidated Joint Venture	—	—	—	—	1,884

Adjusted EBITDA	$155,848	$135,763	$106,986	$82,652	$53,039

(9)	Average number of tankers consists of the average number of vessels that were in our possession during a period, including time-chartered in vessels, the joint venture owned vessel and vessels of the Dropdown Predecessor.

Risk Factors

The cyclical nature of the tanker industry may lead to volatile changes in charter rates, and significant fluctuations in the utilization of our vessels, which may adversely affect our earnings.

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

During 2013 and 2012, we derived approximately 46.3% and 35.1%, respectively, of our net revenues from the vessels operating in the spot tanker market on voyage-charter contracts (which includes vessels operating under charters with an initial term of less than one year). Our vessels operating on voyage-charter contracts consist of conventional crude oil tankers and product carriers operating in the spot tanker market or subject to time charters, or contracts of affreightment priced on a spot-market basis or fixed-rate contracts with a term of less than one year. Part of our conventional Aframax and Suezmax tanker fleets and our large and medium product tanker fleets are among the vessels included in the spot tanker market on voyage-charter contracts. Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

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

The operation of a significant number of our tankers in the Gemini Suezmax Pool, Teekay Aframax Pool, Taurus Tankers LR2 Pool and Norient Product Pool could limit our earnings.

As of December 31, 2013, eight of our Suezmax tankers, one of our Aframax tankers and three of our Long Range 2 (or LR2) product tankers operated in, and generated revenues to us through participation in, a Suezmax tanker pooling arrangement (the Gemini Suezmax Pool), an Aframax tanker revenue sharing arrangement (the Teekay Aframax Pool), and an LR2 product tanker pooling arrangement (the Taurus Tankers LR2 Pool), respectively, each managed, in whole or in part, by subsidiaries of Teekay Corporation. In addition, two of our Medium Range (or MR) product tankers operated in the Norient Product Pool, which is managed by a third party unaffiliated with Teekay Corporation. Pooling arrangements are designed to spread the costs and risks associated with commercial management of vessels and to share the net revenues earned by all of the vessels in the pool. Although the net revenues are apportioned based on the actual earning days each vessel is available and the relative performance capabilities of each vessel as well, a pool may include vessels that do not perform as well in actual operation as our vessels. As a result, our share of the net pool revenues may be less than what we could earn operating our vessels independently. Certain vessels of TIL also participate in some of these pooling arrangements.

The removal of any vessels from the Gemini Suezmax Pool, Teekay Aframax Pool, Taurus Tankers LR2 Pool, Norient Product Pool or any other pooling arrangement may adversely affect our operating results.

Participants in the Gemini Suezmax Pool, including Teekay Corporation and third parties, have each agreed to include in the pool certain qualifying Suezmax-class crude tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. We and Teekay Corporation have each committed to include in the Teekay Aframax Pool all of our and its respective Aframax-class crude tankers that are less than 15 years old and employed in the spot market or operate pursuant to time charters of less than 90 days. Participants in the Taurus Tankers LR2 Pool, including third parties, have each agreed to include in the pool certain qualifying LR2 product tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. Participants in the Norient Product Pool, including third parties, have each agreed to include in that pool certain qualifying MR product tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. If we or Teekay Corporation remove vessels from the Gemini Suezmax Pool, Teekay Aframax Pool, Taurus Tankers LR2 Pool, or Norient Product Pool to operate under longer-term time charters, the benefits to us of the pooling arrangements could diminish. In addition, the European Union is in the process of substantially reforming the way it regulates traditional agreements for maritime services from an antitrust perspective. These changes may impose new restrictions on the way pools are operated or may prohibit pooling arrangements altogether. If for any reason our vessels, Teekay Corporation’s vessels, or any third party vessels cease to participate in the Gemini Suezmax Pool, Teekay Aframax Pool, Taurus Tankers LR2 Pool, Norient Product Pool or another pooling arrangement, or if the pooling arrangements are significantly restricted, we may not achieve the benefits intended by pool participation and our results of operations could be harmed

Our failure to renew or replace fixed-rate charters could cause us to trade the related vessels in the spot market, which could adversely affect our operating results and make them more volatile.

As of December 31, 2013, a total of 13 of our tankers operated under fixed-rate time-charter contracts, six of which are scheduled to expire in 2014, four in 2015, and three in 2016, respectively. If upon their scheduled expiration or any early termination we are unable to renew or replace fixed-rate charters on favorable terms, if at all, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.

Our vessels operate in the highly competitive international tanker market.

The operation of oil tankers and transportation of crude oil and refined petroleum products are extremely competitive businesses. Competition arises primarily from other tanker owners, including major oil companies and independent tanker companies, some of which have substantially greater financial strength and capital than do we or than does Teekay Corporation. Competition for the transportation of oil and oil products can be intense and depends on price and the location, size, age, condition of the tanker and the acceptability of the tanker and its operators to the charterers. Our competitive position may erode over time.

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

In addition, competition from other companies, many of which have significantly greater financial resources than do we or than does Teekay Corporation, may reduce our acquisition opportunities or cause us to pay higher prices. Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations.

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

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels, and have declined over the past few years. If the operation of a tanker is not profitable, or if we cannot re-deploy a chartered tanker at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. In addition, three of our credit facilities contain loan-to-value financial covenants tied to the value of the vessel that collateralizes these credit facilities. A significant decline in the market value of these tankers may require us to pledge additional collateral to avoid a default under these credit facilities. We are required to maintain vessel value to outstanding loan principal balance ratios ranging from 105%-120%. At December 31, 2013, we were in compliance with these requirements.

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

We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring tankers from third parties or from Teekay Corporation. Our acquisitions may also include newbuildings. We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically would pay 10% to 20% of the purchase price of a tanker upon signing the purchase contract, even though delivery of the completed vessel will not occur until much later (approximately two to three years from the order). To fund expansion capital expenditures, we may be required to use cash balances or cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial. Even if we are successful in obtaining the necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. In addition, issuing additional equity securities may result in significant stockholder ownership dilution and would increase the aggregate amount of cash required to pay quarterly dividends.

An increase in operating costs could adversely affect our cash flows and financial condition.

We have entered into a long-term management agreement (or the Management Agreement) with Teekay Tankers Management Services Ltd. (our Manager), a subsidiary of Teekay Corporation. Under our Management Agreement, we must reimburse our Manager for vessel operating expenses (including crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses). These expenses depend upon a variety of factors, many of which are beyond our or our Manager’s control. Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing and may increase in the future. Increases in any of these costs would decrease our earnings and adversely affect our cash flows and financial condition.

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

Our ability to comply with covenants and restrictions contained in debt instruments may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in the financing agreements, our obligations may become immediately due and payable, and the lenders’ commitment, if any, to make further loans may terminate. A default under one financing agreement could also result in foreclosure on any of our vessels and other assets securing related loans, or trigger a default under other financing agreements.

Our substantial debt levels may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends.

As of December 31, 2013, our long-term debt was approximately $744.6 million and an additional $148.2 million was available to us under our revolving credit facilities. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facilities. Our level of debt could have important consequences to us, including the following:

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

The operation of oil tankers is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time based on its cost compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Indian Ocean off the coast of Somalia. In recent years, the frequency and severity of piracy incidents has significantly increased, particularly in the Indian Ocean and off the coast of West Africa. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

The United States government has imposed sanctions on Iran, Syria and Sudan. The European Union (or EU) has also imposed sanctions on trade with Iran. In the past, conventional oil tankers owned or chartered-in by us, or third-party vessels participating in commercial pooling arrangements from which we derive revenue, made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions at the time and we intend to maintain our compliance with all U.S. and EU sanctions. In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil or gas to or from Iran, Syria or Sudan. We believe that our compliance with these sanctions and our lack of any future port calls to those countries does not and will not adversely impact our revenues, because port calls to these countries have never accounted for any material amount of our revenues. However, some investors might decide not to invest in us simply because we have previously called on, or through our participation in pooling arrangements have previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.

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

These requirements may affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and related requirements on us, please read Item 4 – Information on the Company: B. Business Overview—Regulations.

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

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet or in the Gemini Suezmax Pool, Teekay Aframax Pool or the Taurus Tankers LR2 Pool and Norient Product Pool for claims relating to another of our ships. In addition, port authorities may seek to detain our vessels in port, which could adversely affect our operating results or relationships with customers.

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

During 2012, we acquired four Suezmax tankers, three Aframax tankers, three LR2 product tankers and three MR product tankers from Teekay Corporation (which we refer to as the 2012 Acquired Business). In connection with the 2012 Acquired Business transaction, Teekay Corporation entered into a non-competition agreement with us in June 2012 that (a) limits Teekay Corporation’s ability to expand its direct or indirect fleet of conventional and product tankers and (b) provides us a right of first refusal to acquire existing or newbuilding conventional and product tankers pursuant to opportunities Teekay Corporation develops. However, the non-competition agreement expires on June 15, 2015.

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

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income,” or (b) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

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

We may be subject to taxes, which reduces our cash available for distribution to our shareholders.

We or some of our subsidiaries may be subject to tax in the jurisdictions in which we or our subsidiaries are organized or operate, reducing the amount of our cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries in jurisdictions in which operations are conducted. For example, if Teekay Tankers Ltd. was not able to meet the criteria specified by Section 883 of the U.S. Internal Revenue Code, our U.S. source income may become subject to taxation.

Item 4. Information on the Company

A. History and Development of the Company

We are an international provider of marine transportation to global oil industries. We were formed as a Marshall Islands corporation in October 2007 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries. We completed our initial public offering on December 18, 2007 with an initial fleet of nine Aframax oil tankers which were transferred to us by Teekay Corporation

Our fleet size has increased from nine owned Aframax tankers in 2007 to 27 owned vessels, one chartered-in vessel and one jointly-owned Very Large Crude Carrier (or VLCC) as of December 31, 2013. Our capacity has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 3,700,000 dwt as of December 31, 2013. Over the last five years, we have acquired a total of 19 conventional tankers from Teekay Corporation, including eight Suezmax tankers, five Aframax tankers, three Long Range 2 (or LR2) product tankers, and three Medium Range (or MR) product tankers, and sold three Aframax tankers. From time to time, we also charter-in vessels, typically from third parties as part of our chartering strategy. Please read “Business Strategies” below in this Item. In 2010, we entered into a joint venture with a third party to construct a VLCC newbuilding, which was delivered in June 2013. Most of the acquisitions were financed by a combination of utilizing the net proceeds from public equity offerings, as well as the assumption of existing debt, drawing on our revolving credit facility, and using our available working capital.

In April 2013, we entered into agreements with STX Offshore & Shipbuilding Co. Ltd. (or STX) of South Korea to construct four fuel-efficient 113,000 dwt LR2 product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of our first shipyard installment was contingent on us receiving acceptable refund guarantees for the shipyard installment payments. In October and November 2013, we exercised our options to order eight additional LR2 newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and, informed us that there was no prospect of the refund guarantees being provided under any of the firm or option contracts and therefore, is in breach of the option agreements. In December 2013, the newbuilding agreements were terminated by us and in February 2014, the option agreements were terminated. In February 2014, we commenced legal action for damages. Please read Item 18 – Financial Statement: Note 18 –Shipbuilding Contracts and Note 19 – Subsequent Events.

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

Since the first quarter of 2013, we have distributed to our shareholders a fixed quarterly dividend of $0.03 per share ($0.12 per share annually), which is reviewed from time to time by our Board of Directors. Prior to the first quarter of 2013, we distributed to our shareholders on a quarterly basis, all of our Cash Available for Distribution, subject to any reserves our Board of Directors determined to be required for prudent conduct of our business. For additional information about our dividend policy, please read Item 8 – Financial Information: Dividend Policy.

Under the supervision of our executive officers and Board of Directors, our operations are managed by Teekay Tankers Management Services Ltd. (our Manager), a subsidiary of Teekay Corporation, that provides to us commercial, technical, administrative and strategic services. We have entered into a long-term agreement with our Manager (the Management Agreement) pursuant to which our Manager and its affiliates provide to us technical, administrative and strategic services. Commercial services are provided to us by other wholly or partially owned subsidiaries of Teekay Corporation that manage the Gemini Suezmax Pool, the Teekay Aframax Pool and the Taurus Tankers LR2 Pool. We pay our Manager a market-based fee for these services. In order to provide our Manager with an incentive to improve our operation and financial conditions, we have agreed to pay a performance fee to our Manager under certain circumstances, in addition to the basic fee provided in the Management Agreement. Please read Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions—Management Agreement for additional information about the Management Agreement.

We employ our chartering strategy based on the outlook of our Manager for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2013, we owned 27 vessels, in-chartered one vessel and owned 50% of a VLCC held by our joint venture with Wah Kwong Maritime Transport Holdings Limited. Please refer to “Our Fleet” table below. We employ our vessels on fixed rate time-charter out contracts and in various pooling arrangements, the majority of which are managed by wholly or partially owned subsidiaries of Teekay Corporation which employ vessels on the spot market. By employing some of our vessels in these pooling arrangements with Teekay, we believe we benefit from Teekay Corporation’s expertise in commercial management of oil tankers and economies of scale of a larger fleet, including higher vessel utilization and daily revenues. We also believe that these pooling arrangements limit Teekay Corporation’s ability to compete with us in the spot market.

Our Fleet

As at December 31, 2013, our fleet consisted of 29 vessels, including one chartered-in vessel and one 50%-owned VLCC. The following table summarizes our fleet as at December 31, 2013:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	2	—	2
Aframax Tankers (1)	10	—	10
Medium Range Product Tankers	1	—	1
VLCC Tankers (2)	1	—	1

Total Fixed-Rate Fleet (3)	14	—	14
Spot-rate:
Suezmax Tankers	8	—	8
Aframax Tankers (4)	1	1	2
Long Range 2 Product Tankers	3	—	3
Medium Range Product Tankers	2	—	2

Total Spot Fleet (5)	14	1	15

Total Teekay Tankers Fleet	28	1	29

(1)	Includes one Aframax tanker on a time-charter out contract, which started in January 2014 and is scheduled to end in January 2015.
(2)	Includes a VLCC that we own through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to Note 5 - Investment in Joint Venture included in Item 18 – Financial Statements in this Annual Report).
(3)	The number of time-charter out contracts scheduled to expire include six in 2014, four in 2015, and three in 2016, respectively, and one jointly owned VLCC time-charter out contract is scheduled to expire in 2018.
(4)	Includes one Aframax tanker that was time-chartered in until January 2014, with options to expend for up to additional two years. One of the options was exercised by us in January 2014, which extended re-delivery date of the vessel until January 2015.
(5)	As at December 31, 2013, the four pooling arrangements in which we participate, and including vessels owned by other pool members, were comprised of a total of 33 Suezmax tankers, 24 Aframax tankers, 18 LR2 product tankers and 40 MR product tankers.

The following table provides additional information about our owned Suezmax-class oil tankers as of December 31, 2013, all of which are of Marshall Islands registry.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Ashkini Spirit	165,200	2003	Pool	—	—
Ganges Spirit	159,500	2002	Pool	—	—
Godavari Spirit	159,100	2004	Pool	—	—
Iskmati Spirit	165,300	2003	Pool	—	—
Kaveri Spirit	159,100	2004	Pool	—	—
Pinnacle Spirit	160,400	2008	Time charter	$20,171	Oct 2014
Narmada Spirit	159,200	2003	Pool	—	—
Summit Spirit	160,500	2008	Time charter	$20,171	Oct 2014
Yamuna Spirit	159,400	2002	Pool	—	—
Zenith Spirit	160,500	2009	Pool	—	—

Total Capacity	1,608,200

The following table provides additional information about our owned Aframax-class oil tankers as of December 31, 2013, all of which are of Marshall Islands registry.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Americas Spirit	111,900	2003	Time charter	$21,000	Sep 2015
Australian Spirit	111,900	2004	Time charter	$21,000	Jan 2016
Axel Spirit	115,400	2004	Time charter	$19,500	Dec 2016
Erik Spirit(1)	115,500	2005	Time charter	$14,100	Jan 2015
Esther Spirit	115,400	2004	Time charter	$16,500	Dec 2015
Everest Spirit	115,000	2004	Time charter	$15,500	Apr 2016
Helga Spirit	115,500	2005	Time charter	$18,000	Aug 2014
Kanata Spirit	113,000	1999	Time charter	$15,150	Jul 2014
Kareela Spirit	113,100	1999	Pool	—	—
Kyeema Spirit	113,300	1999	Time charter	$17,000	Jan 2014
Matterhorn Spirit	114,800	2005	Time charter	$18,000	Oct 2014

Total Capacity	1,254,800

(1)	The Aframax tanker, Erik Spirit, commenced a time-charter out contract in January 2014.

The following table provides additional information about our owned LR2 product-class oil tankers as of December 31, 2013, all of which are of Marshall Islands registry.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Donegal Spirit	105,200	2006	Pool	—	—
Galway Spirit	105,200	2007	Pool	—	—
Limerick Spirit	105,200	2007	Pool	—	—

Total Capacity	315,600

The following table provides additional information about our owned MR product-class oil tankers as of December 31, 2013, all of which are of Marshall Islands registry.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hugli Spirit (1)	46,900	2005	Time charter	$27,130	Feb 2015
Mahanadi Spirit	46,900	2000	Pool	—	—
Teesta Spirit	47,000	2004	Pool	—	—

Total Capacity	140,800

(1)	The charter rate on the Hugli Spirit includes approximately $14,000 per day for the additional costs relating to Australian crew versus international crew.

Please read Note 8 - Long-Term Debt included in Item 18 – Financial Statements included in this Annual Report for information with respect to major encumbrances against our vessels.

Business Strategies

Our primary business strategies include the following:

•	Expand our fleet through accretive acquisitions. Since our initial public offering, we have purchased 21 conventional tankers from Teekay Corporation at prices equal to their fair market values. In the future, we anticipate growing our fleet primarily through acquisitions of tankers from third parties and by ordering newbuildings.

•	Tactically manage our mix of spot and charter contracts. We employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. We believe that our Manager’s experience operating through cycles in the tanker spot market will assist us in employing this strategy and seeking to maximize operating results.

•	Increase cash flow by participating in the pooling arrangements. Through the participation of a significant number of our vessels in the Gemini Suezmax Pool, the Teekay Aframax Pool, the Taurus Tankers LR2 Pool, we believe that we benefit from Teekay Corporation’s reputation and the scope of Teekay Corporation’s operations. We believe that the cash flow we derive over time from operating some of our vessels in these pooling arrangements exceeds the amount we would otherwise derive by operating these vessels outside of the pooling arrangements due to higher vessel utilization and daily revenues.

•	Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. We believe that energy companies seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We leverage our reputation for operational expertise and customer base to further expand these relationships with consistent delivery of superior customer service through our Manager.

Our Chartering Strategy and Participation in the Gemini Suezmax Pool, Teekay Aframax Pool and Taurus Tankers LR2 Pool

Chartering Strategy. We operate our vessels in both the spot market and under time charters of varying lengths in an effort to maximize cash flow from our vessels based on our Manager’s outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2013, a total of 12 of our vessels and one time-chartered in vessel operated in the spot market through participation in Teekay managed pooling arrangements. Eight of these operated in the Gemini Pool, one of our owned vessels and one time-chartered in vessel operated in the Teekay Aframax Pool, three operated in the Taurus Tankers LR2 Pool. As of December 31, 2013, a total of 13 of our vessels and one jointly-owned vessel operated under fixed-rate time-charter contracts. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Our Manager also may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments. Likewise, the managers of the Gemini Suezmax Pool, Teekay Aframax Pool, Taurus Tankers LR2 Pool and Norient Product Pool may, with our approval, enter into fixed-rate time charters for vessels we include in those pooling arrangements, thereby decreasing spot-rate exposure without withdrawing the vessels from the pooling arrangements.

The Gemini Suezmax Pool, the Teekay Aframax Pool, and the Taurus Tankers LR2 Pool. As of December 31, 2013, and including our owned and time-chartered in vessels, the Gemini Suezmax Pool and Teekay Aframax Pool were comprised of 33 Suezmax and 24 Aframax crude tankers, respectively, and the Taurus Tankers LR2 Pool included 18 LR2 product tankers. Under the pooling arrangements, the aggregate revenues generated by the entire applicable pools are distributed to pool members, including us, pursuant to a pre-arranged weighting system based on actual earnings days each vessel is available during the applicable period and each vessel’s earnings capability based on its characteristics, speed and bunker consumption. The allocation for each vessel participating in the pool is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants and adjusted at standard intervals determined by each pool based on the weighting system. We have agreed with the respective pool managers and pool participants to include certain of our vessels trading on voyage charters into the pooling arrangements assuming the vessel meets the respective pooling criteria. For example, for our Suezmax tankers that are operating on voyage charters with terms less than a year, are included in the Gemini Suezmax pool. Likewise, Aframax tankers on voyage charters with terms of 90 days or less participate in the Teekay Aframax Pool and LR2 vessel with voyage charters of less than 90 days would be included in the Taurus Tankers LR2 Pool. Please read Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions—Pooling Arrangements, for additional information about the Gemini Suezmax Pool, the Teekay Aframax Pool, and the Taurus Tankers LR2 Pool.

Voyage Charters. Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot market revenues may generate increased profit margins during times when tanker rates are increasing, while tankers operating under fixed-rate time charters generally provide more predictable cash flows. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses attributable to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses are incurred regardless of particular voyage details and include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. When the vessel is “off hire,” or not available for service, the vessel would be unavailable to complete new voyage charters until the off hire was finalized and the vessel became available again for service. In addition, if the vessel is “off hire” while trading in the Teekay Pool, Taurus Pool, Gemini Pool and Norient Product Pool, the vessel will have those off hire days deducted from its monthly calculation of available days for the purpose of pool distributions. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.

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

Time-Charters-in. A time-charter in vessel is one that is contracted from another party for use by us for a fixed period of time at a specified daily rate. We may choose to place the time-chartered in vessel in a pooling arrangement if it meets the standards to participate in a pooling arrangement or to employ it on a fixed rate time-charter out for the same period of time the vessel is chartered-in to us or for shorter depending on the market conditions and the Managers outlook for the market. Under a typical time-charter in, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily hire rate. The customer is responsible for substantially all of the voyage-related expenses. When the vessel is off hire the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of fuel bunkers, unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off hire if there is an occurrence preventing the full working of the vessel.

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

We also compete in the LR2 and MR product tanker markets. Our competition in the LR2 (80,000 to 119,999 dwt) and MR (40,000 to 59,999 dwt) product tanker markets is affected by the availability of other size vessels that compete in our markets. Long Range 1 (LR1) (60,000-79,999 dwt) size vessels can compete for many of the same charters for which our LR2 tankers compete; LR1 and Handysize (25,000 – 39,999 dwt) vessels can compete for many of the same charters for which our MR tankers may compete.

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

As of December 31, 2013, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 50 Aframax vessels), Sovcomflot (approximately 42 vessels), the Navig8 Pool (approximately 24 vessels), and the Sigma Pool (approximately 28 vessels). Other large operators of Suezmax tonnage (including newbuildings on order) included the Stena Sonangol Pool (approximately 21 vessels), the Blue Fin Pool (approximately 18 vessels), and Sovcomflot (approximately 18 vessels).

As of December 31, 2013, the largest operators of LR2 tonnage (including newbuildings on order) included the Torm LR2 pool (approximately 29 vessels), Ocean Tankers (approximately 14 vessels) and the Sigma Pool (approximately 11 vessels). As of December 31, 2013, the largest operators of MR tonnage (including newbuildings on order) included Scorpio Tankers (approximately 57 vessels), the Torm MR Pool (approximately 43 vessels), the Norient pool (approximately 40 vessels), Stena Bulk (approximately 35 vessels), the Handytankers Pool (approximately 32 vessels), Sovcomflot (approximately 28 vessels) and Diamond S Shipping (approximately 33 vessels).

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

Oil has been one of the world’s primary energy sources for a number of decades. As of February 2014, the International Energy Agency (or IEA) estimated that oil consumption will increase from 91.3 million barrels per day (or mb/d) in 2013, to 92.6 mb/d in 2014 driven by increasing consumption in non-OECD countries. A majority of known oil reserves are located in regions far from major consuming regions, which contributes positively toward demand for oil tankers.

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

Oil Tanker Supply. New Aframax, Suezmax, LR2 and MR tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, U.S. and international regulations require the earlier phase-out of existing vessels that are not double-hulled, regardless of their expected lifespan. As of December 31, 2013, the world Aframax crude tanker fleet consisted of 629 vessels, with an additional 37 Aframax crude oil tanker newbuildings on order for delivery through 2017; the world Suezmax crude tanker fleet consisted of 447 vessels, with an additional 42 Suezmax crude oil tanker newbuildings on order for delivery through 2016; the world LR2 product tanker fleet consisted of 248 vessels, with an additional 64 LR2 product tanker newbuildings on order through 2016; and the world MR product tanker fleet consisted of 1,188 vessels, with an additional 285 MR product tanker newbuildings on order through 2017. Currently, delivery of a vessel typically occurs within two to three years after ordering.

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

Teekay Corporation, through certain of its subsidiaries, provides technical management services for all of our vessels. Teekay Corporation has obtained through Det Norske Veritas (or DNV), the Norwegian classification society, approval of its safety management system as in compliance with the International Safety Management Code (or ISM Code), and this system has been implemented for all of our vessels. As part of Teekay Corporation’s ISM Code compliance, all of the vessels’ safety management certificates are maintained through ongoing internal audits performed by Teekay Corporation’s certified internal auditors and intermediate audits performed by DNV.

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

All vessels are operated by our Manager under a comprehensive and integrated Safety Management System that complies with the ISM Code, the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, and Occupational Health and Safety Assessment Series (or OHSAS) 18001 and the new Maritime Labour Convention 2006 (MLC 2006) that became enforceable on August 20, 2013. The management system is certified by DNV. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and certain flag states.

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

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism). None of our vessels are insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience. We believe that current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations at times in the past have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution.

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

The applicable classification society certifies that the vessel’s design and build conforms to the applicable class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society, in accordance to the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. Because our vessels are modern and we have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry dock at five-year intervals. In-water inspection is carried out during the second or third annual inspection (i.e. during an intermediate survey).

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

In addition, the IMO has proposed (by the adoption in 2004 of the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the Ballast Water Convention)) that all tankers of the size we operate that are built starting in 2012 contain ballast water treatment systems, and that all other similarly sized tankers install treatment systems in order to comply with their first renewal or renewal survey after 2016 in order to comply with the renewal survey required for the International Oil Pollution Prevention certificate. This convention has not yet entered into force, but when it becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

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

The EU has also adopted legislation (Directive 2009/16/EC on Port State Control) that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years creates obligations on the part of EU member port states to inspect minimum percentages of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies (Directive 2009/15/EC).

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

The EU has adopted regulations requiring the use of low sulfur fuel. Currently, vessels are required to burn fuel with sulfur content not exceeding 1% (while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOx Emission Control Areas). Beginning January 1, 2015, vessels are required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. The California Air Resources Board (or CARB) requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. IMO regulations require that, as of January 1, 2015, all vessels operating within Emissions control Areas (or ECA) worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting this low sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since July 1, 2010, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel sulfur control areas have been 1.00%. Certain modifications were completed on our Suezmax tankers in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the Directive. In addition, LSMGO is more expensive than HFO and this impacts the costs of operations. However, for vessels employed on fixed-term business, all fuel costs, including any increases, are borne by the charterer.

The EU has recently adopted Regulation (EU) No 1257/2013 which imposes rules regarding ship recycling and management of hazardous materials on vessels. The Regulation includes requirements to recycle vessels in an environmentally sound manner at certain approved recycling facilities, so as to minimize the adverse effects of recycling on human health and the environment. The Regulation also contains rules to control and properly manage hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Regulation aims to ratify the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships adopted by the IMO in 2009 (which has not entered into force). It applies to vessels flying the flag of a Member State. In addition, certain of its provisions also apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. The Regulation will generally become effective between December 31, 2015 and December 31, 2018, although certain of its provisions are set to become effective on December 31, 2014 and certain others on December 31, 2020.

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

OPA 90 and CERCLA permit individual US states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states require state-specific evidence of financial responsibility and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule.to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations immediately upon the effective date of the 2013 Vessel General Permit. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. The EU also has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

C. Organizational Structure

As of December 31, 2013, Teekay Corporation (NYSE: TK), through its 100%-owned subsidiary Teekay Holdings Ltd., had a 25.1% economic interest in us through its ownership of 8.5 million of our shares of Class A common stock and 12.5 million shares of our Class B common stock.

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

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2013.

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

The Net Basis Tax and Branch Profits Tax. If we earn U.S. Source International Transportation Income and the Section 883 Exemption does not apply, such income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income ) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.

U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that any of our income has been or will be U.S. Source Domestic Transportation Income.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and the net basis tax does not apply, we would be subject to a 4% U.S. federal income tax on the U.S. source portion of our gross U.S. Source International Transportation Income, without benefit of deductions. For 2014, we estimate that the U.S. federal income tax on such U.S. Source International Transportation Income would be approximately $1.1 million if the Section 883 Exemption and the net basis tax do not apply, based on the amount of U.S. Source International Transportation Income we earned for 2013. The amount of such tax for which we are liable for any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

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

From our initial public offering in December 2007 to December 31, 2012, we distributed to our stockholders on a quarterly basis all of our Cash Available for Distribution, subject to any reserves the Board of Directors determined were required for the prudent conduct of our business. Cash Available for Distribution represented net (loss) income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by us from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay. Commencing in 2013, we changed our dividend policy to distribute to our stockholders a fixed quarterly dividend of $0.03 per share ($0.12 per share annually), which is reviewed from time to time by our Board of Directors, rather than distributing all of our Cash Available for Distribution.

Significant Developments in 2013 and 2014

Vessel Disposal

On January 22, 2013, we completed the sale of an Aframax tanker, the Nassau Spirit, for $9.1 million. The vessel was held for sale on our consolidated balance sheet as at December 31, 2012 and its net book value was written down to its sale proceeds net of cash outlays to complete the sale. The vessel was trading in the Teekay Aframax Pool prior to its sale.

Delivery of the Hong Kong Spirit

On July 14, 2013, a newly-built VLCC, the Hong Kong Spirit, which is jointly owned by us and our joint-venture partner, Wah Kwong Maritime Transport Holdings Ltd., delivered from the shipyard and subsequently commenced its five-year contract. The vessel will earn a fixed daily rate and an additional amount if the daily rate of any sub-charter exceeds a certain threshold. We are entitled to 50% of the net income or loss earned by the VLCC and we recognize this amount in our consolidated statements of loss.

Shipbuilding Contracts

In April 2013, we entered into agreements with STX Offshore & Shipbuilding Co. Ltd. (or STX) of South Korea to construct four fuel-efficient 113,000 dwt LR2 product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of our first shipyard installment was contingent on us receiving acceptable refund guarantees for the shipyard installment payments. In October and November 2013, we exercised our options to order eight additional LR2 newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and, informed us that there was no prospect of the refund guarantees being provided under any of the firm or option contracts and therefore, is in breach of the option agreements. In December 2013, the newbuilding agreements were terminated by us and in February 2014, the option agreements were terminated. In February 2014, we commenced legal action for damages. Please read Item 18 – Financial Statement: Note 18 –Shipbuilding Contracts and Note 19 – Subsequent Events.

First Priority VLCC Mortgage Loans

In July 2010, we invested in two term loans for a total cost of $115.6 million which were scheduled to mature in July 2013 (the Loans). The Loans are secured by first priority mortgages registered on two 2010-built Very Large Crude Carriers (or VLCCs). The borrowers under the Loans have been in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the payment of the loan principal since July 2013.

In 2013, we took over the commercial management of the two VLCCs securing our investment in the Loans and negotiated the release of one of the VLCCs from detention in Egypt due to an incident that occurred prior to the transition of vessel management to us. Currently, both vessels are trading in the spot tanker marker under our management. In March 2014, we assumed ownership of the two VLCC vessels.

Proposed Transaction with Teekay

In April 2014, the Teekay and Teekay Tankers’ Boards of Directors agreed for us to purchase from Teekay, 50% of their interest in its conventional tanker commercial operations and 100% of their interest in its technical management operations (or Teekay Operations), including direct ownership in three commercially managed tanker pools, which generate income from commercially managing a fleet of 82 vessels and technically managing a fleet of 49 vessels, including vessels owned by us. The agreed purchase price for this acquisition is approximately $15.6 million, to be paid in Class B common stock of the Company. The transaction is expected to be completed during the second quarter of 2014.

Tanker Investments Ltd.

In January 2014, we and Teekay Corporation jointly created and co-invested $25 million each in Tanker Investments Ltd. (or TIL) for a combined 20% initial ownership in TIL as part of a $250 million equity private placement by TIL. In addition, Teekay Tankers and Teekay Corporation received stock purchase warrants entitling us and Teekay Corporation to purchase up to 750,000 shares of TIL, each, at a fixed price of $10 per share. The balance of the privately placed TIL shares were purchased by a group of institutional investors primarily based in the United States, Norway and United Kingdom. In March 2014, TIL issued additional shares and listed its shares on the Oslo Stock Exchange. As of March 31, 2014, our ownership interest in TIL was 6.51%.

TIL will seek to opportunistically acquire, operate, and sell modern second hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. A portion of the net proceeds from the equity issuances by TIL was used to acquire five modern Aframax crude oil tankers from third parties and four modern Suezmax crude oil tankers from Teekay. The remaining proceeds will be used to acquire additional tankers and for general corporate purposes.

The TIL fleet will be managed by Teekay Operations.

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

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

Our financial results reflect the results of the interests in vessels acquired from Teekay for all periods the vessels were under common control. During 2012, we acquired four Suezmax tankers, three Aframax tankers, three LR2 product tankers and three MR product tankers from Teekay (which we refer to as the 2012 Acquired Business). The acquisition of these vessels was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interests method. Under this method of accounting our financial statements, for periods prior to the date the interests in these vessels were actually acquired by us, are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay and had begun operations. Our statements of loss for the years ended December 31, 2011 and December 31, 2012 include the 2012 Acquired Business for the periods it was under common control of Teekay prior to the acquisition by us. All financial or operational information contained herein for the periods prior to the date the interests in these vessels were actually acquired by us and during which we and the applicable vessels were under common control of Teekay, are retroactively adjusted to include the results of these acquired vessels and are collectively referred to as the “Dropdown Predecessor”.

•	Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market.

•	Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended December 31 and March 31.

•	Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to experience a global manpower shortage of qualified seafarers in certain sectors due to growth in the world fleet and competition for qualified personnel. In recent years, upward pressure on manning costs has temporarily stabilized and resulted in lower wage increases than have been seen in the past. However this situation will likely not continue in the long term. Going forward, there may be significant increases in crew compensation as vessel and officer supply dynamics continue to change. In addition, factors such as pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations, however increases to operational costs are still likely to occur in the future.

•	The amount and timing of dry dockings of our vessels can significantly affect our revenues between periods. Our vessels are normally off hire when they are being dry docked. Including the Dropdown Predecessor, we had seven vessels dry dock in 2013 and one vessel started dry docking in 2013 and finished in 2014 compared to four vessels dry docked in 2012 and three vessels dry docked in 2011. The total number of off-hire days relating to dry docking during the years ended December 31, 2013, December 31, 2012 and 2011 were 218, 78, and 64, respectively. As a result of the Dropdown Predecessor, the total number of days of off hire relating to dry docking increased by 64 days for the year ended 2011. For our current fleet, there are four vessels scheduled for dry dockings in 2014 and three vessels scheduled for dry dockings in 2015.

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

Year Ended December 31, 2013 versus Year Ended December 31, 2012

The following table presents our operating results for the years ended December 31, 2013 and 2012 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Years Ended December 31,
(in thousands of U.S. dollars)	2013	2012
Revenues	162,410	185,930
Interest income from investment in term loans	7,677	11,499
Less: voyage expenses	(8,337)	(4,618)

Net revenues	161,750	192,811
Vessel operating expenses	91,667	96,160
Time-charter hire expense	6,174	3,950
Depreciation and amortization	47,833	72,365
General and administrative	12,594	7,985
Vessel impairment and net loss on sale of vessels	71	352,546

Income (loss) from vessel operations	3,411	(340,195)

Interest expense	(10,023)	(20,009)
Interest income	158	50
Realized and unrealized loss on derivative instruments	(1,524)	(7,963)
Equity income (loss) from investment in joint venture	854	(1)
Other expenses - net	(1,014)	(2,063)

Net loss	(8,138)	(370,181)

Tanker Market

Crude tanker spot rates reached historical lows for the majority of 2013 before hitting multi-year highs at the end of the fourth quarter of 2013. Demand for crude tankers in the first half of 2013 was dampened by decreased Saudi Arabian production, supply disruptions in Libya, Iranian sanctions, and heavy refinery maintenance. The combined effect of decreased crude demand and a decrease in long-haul OPEC barrels put downward pressure on crude tanker tonne-mile demand through the majority of 2013.

By the end of 2013, the situation was reversed with rates in the large crude tanker segments strengthening by year-end to levels last seen in mid-2008. This increase was primarily due to strong Chinese crude imports, an increase in long-haul movements from the Atlantic basin to Asia, improved demand in the OECD, and seasonal factors. While tanker rates exhibited a rebound to historic highs in the fourth quarter of 2013 due to increased demand and seasonal factors, overall average spot tanker rates for 2013 remained below the long-term average.

In the product tanker sector, earnings were steady during the first half of 2013 giving way to a slightly softer second half of 2013. LR2 spot rates were supported in the middle of 2013 by a combination of increased long-haul naphtha movements into Asia and the emergence of an East-West gasoil arbitrage. However, in the second half of 2013, the East-West gasoil arbitrage was shut intermittently, while the impact of ships switching from dirty to clean trades led to increased vessel supply which put downward pressure on spot tanker rates.

The global tanker fleet grew by a net 9.2 million deadweight tonnes (or mdwt), or 1.9%, during 2013. A total of 21.4 mdwt of tankers delivered into the fleet, down from 32.4 mdwt in 2012, while scrapping and removals decreased slightly to 12.8 mdwt from 14.7 mdwt in 2012. Looking ahead to 2014, based on internal forecasts, we estimate that tanker deliveries will total approximately 18.5 mdwt while scrapping is forecast to total approximately 12.5 mdwt. As a result, we estimate net tanker fleet growth of approximately 6.0 mdwt, or 1.2%, in 2014, the lowest level of tanker fleet growth in percentage terms since 2002. Fleet growth during 2014 is expected to be weighted towards the MR and LR2 sectors with negligible or declining growth in the crude Aframax and Suezmax sectors

Global oil demand is expected to grow by 1.2 million barrels per day (or mb/d) during 2014 according to the average of forecasts from the International Energy Agency, Energy Information Administration and Organization of Petroleum Exporting Countries (or OPEC). This represents the same growth in oil demand growth as 2012, with the non-OECD countries, and China in particular, accounting for the majority of the growth. However, the “call on OPEC” crude is expected to decline by approximately 0.6 mb/d during 2014, which could have a negative impact on crude tanker tonne-mile demand in 2014.

Fleet and TCE Rates

As at December 31, 2013, we owned 27 double-hulled conventional oil tankers, time-chartered in one Aframax vessel from a third party and owned a 50% interest in one VLCC. The number of vessels we own, as well as our financial and operational results, includes the Dropdown Predecessor in all relevant periods presented. Please read Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies included in the notes to our consolidated financial statements attached in this Annual Report.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2013 and 2012:

	Year Ended December 31, 2013			Year Ended December 31, 2012
	Net Revenues (1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3) (in thousands)	Revenue Days	Average TCE per Revenue Day

Voyage-charter contracts - Suezmax	$38,659	2,817	$13,550	$32,983	1,865	$17,688
Voyage-charter contracts - Aframax	$14,472	1,183	$12,063	$19,279	1,583	$12,179
Voyage-charter contracts - LR2 Product	$14,633	1,094	$13,164	$13,568	1,098	$12,357
Voyage-charter contracts - MR Product	$7,474	555	$13,414	—	—	—
Time-charter contracts - Suezmax	$13,560	680	$19,875	$37,529	1,682	$22,311
Time-charter contracts - Aframax	$57,226	3,314	$17,140	$56,039	3,043	$18,418
Time-charter contracts - MR Product	$16,599	517	$32,008	$28,063	1,092	$25,711

Total	$162,623	10,160	$15,861	$187,461	10,363	$18,091

(1)	Excludes a total of $5.3 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $3.2 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loan of $7.7 million and $11.5 million for 2013 and 2012, respectively.
(3)	Excludes a total of $4.7 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.5 million in off-hire bunker and other expenses.

Net Revenues. Net revenues decreased to $161.8 million for 2013 from $192.8 million for 2012, primarily due to:

•	a net decrease of $15.2 million resulting from various vessels changing employment between fixed-rate charters and voyage charters;

•	a decrease of $11.4 million resulting from lower average realized rates earned by our Suezmax tankers in 2013 compared to 2012;

•	a decrease of $3.8 million due to the sale of the Nassau Spirit in January 2013;

•	a decrease of $3.8 million due to a decrease in interest income earned on our investments in term loans;

•	a decrease of $3.4 million resulting from lower average realized rates earned by our Aframax tankers in 2013 compared to 2012;

•	a decrease of $2.3 million due to an increase in pool management fees, pool commissions and off-hire bunker expenses in 2013 compared to 2012; and

•	a net decrease of $1.1 million due to more off-hire days in 2013 compared to 2012;

partially offset by

•	an increase of $7.0 million resulting from higher average realized rates earned by our MR product tankers in 2013 compared to 2012;

•	a net increase of $2.1 million due to the addition of an in-chartered Aframax tanker, partially offset by the redeliveries of three in-chartered Aframax tankers to their owners in March 2012, June 2012 and July 2013; and

•	an increase of $1.1 million resulting from higher average realized rates earned by our LR2 product tankers in 2013 compared to 2012.

Vessel Operating Expenses. Vessel operating expenses decreased to $91.7 million for 2013 compared to $96.2 million for 2012 primarily due to the reduction of $3.9 million due to the sale of the Nassau Spirit in January 2013, a decrease of $0.6 million due to cost reduction initiatives for crew related costs as well as a reduction of $1.3 million in technical management costs, partially offset by an increase of $0.7 million due to the timing and extent of planned vessel maintenance and repairs as well as a $0.6 million increase relating to insurance costs in 2013 compared to 2012.

Depreciation and Amortization. Depreciation and amortization decreased to $47.8 million for 2013 compared to $72.4 million for 2012. The decrease in 2013 relates primarily to the vessel write down of seven Suezmax tankers, four Aframax tankers and one product tanker recorded in the fourth quarter of 2012 and the sale of the Nassau Spirit. Please see Item 18 – Financial Statements: Note 17 – Vessel Sales and Impairments included in the notes to our consolidated financial statements attached to this Annual Report.

General and Administrative Expenses. General and administrative expenses increased to $12.6 million for 2013 compared to $8.0 million for 2012, primarily due to:

•	an increase of $5.3 million in administrative and strategic fees due to the increase in fleet size and increases in management cost allocations for the year ended December 31, 2013;

partially offset by

•	a decrease of $0.7 million in corporate expenses such as audit, consulting and legal fees in 2013 as compared to 2012, due in part to the costs related to the acquisition of vessels in 2012.

Vessel Impairments and Net Loss on Sale of Vessels. Vessel impairments and net loss on sale of vessels totaled $0.1 million for the year ended December 31, 2013 and represented a loss realized on the sale of an Aframax tanker, the Nassau Spirit. The vessel was classified as held for sale on the consolidated balance sheet as at December 31, 2012 and was sold in January 2013 for proceeds of $9.1 million.

Vessel impairments and net loss on sale of vessels totaled $352.5 million for the year ended December 31, 2012. Indicators of impairment were present in the fourth quarter of 2012 which triggered an impairment test to be conducted on certain of our conventional oil tankers. At the time of the impairment test these indicators of impairment included a negative change in the outlook for the crude tanker market, a delay in the expected timing of a recovery of the crude tanker market, and the expected discrimination impact from more fuel efficient vessels being constructed. As a result of these developments, we recognized impairments on seven Suezmax tankers, four Aframax tankers and one MR product tanker, which in aggregate amounted to $352.5 million. In December 2012, we entered into an agreement to sell one of the four impaired Aframax tankers, the Nassau Spirit. The vessel sale was completed in January 2013 and the vessel was classified as held for sale on the consolidated balance sheet as at December 31, 2012.

Interest Expense. Interest expense decreased to $10.0 million for 2013 compared to $20.0 million for 2012, primarily due to:

•	a decrease of $7.8 million in interest expense primarily due to interest allocation related to the Dropdown Predecessor during 2012. Long-term debt of the Dropdown Predecessor, bearing interest at 8.5%, was replaced with revolving credit facilities, which had an average outstanding interest rate of approximately 1.3%, and debt levels related to the 2012 Acquired Business were reduced after we acquired it in June 2012; and

•	a decrease of $2.2 million due to lower variable interest rates in 2013 compared to 2012.

Realized and unrealized loss on derivative instruments. Realized and unrealized losses on interest rate swaps were $1.5 million for the year ended December 31, 2013, compared to $8.0 million for the year ended December 31, 2012. During 2013 and 2012, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $322.9 million and $291.6 million, respectively, and with average fixed rates of approximately 3.2% and 2.2%, respectively. Short term variable benchmark interest rates during these periods were generally less than 1.0%, and, as a result, we incurred realized losses of $9.9 million and $9.6 million, respectively, during 2013 and 2012 under the interest rate swap agreements.

Long-term benchmark interest rates increased in 2013 and 2012, causing us to recognize an unrealized gain of $8.4 million for the year ended December 31, 2013 and an unrealized gain of $1.6 million for the prior year. Please see Item 5 - Operating and Financial Review and Prospects – Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material changes in realized and unrealized gain on derivative instruments from period to period.

Equity income (loss). We recorded equity income of $0.9 million in the year ended December 31, 2013, compared to $nil in the prior year. This income represents our 50% share of the income earned by the joint venture, jointly controlled by us and Wah Kwong Maritime Transport Holdings Ltd., from the operation of the VLCC from its delivery date of June 14, 2013.

Other expenses. Other expenses were $1.0 million in 2013, compared to $2.1 million in 2012. The decrease in other expenses is primarily related to a decrease in our estimate of freight tax expenses due to decreased number of voyages to certain fright tax jurisdictions and a change in the foreign exchange for the year ended December 31, 2103 as compared to the prior year.

Net Loss. As a result of the foregoing factors, we recorded a net loss of $8.1 million for 2013, compared to $370.2 million for 2012.

Year Ended December 31, 2012 versus Year Ended December 31, 2011

The following table presents our operating results for 2012 and 2011 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Years Ended December 31,
	2012	2011
(in thousands of U.S. dollars)
Revenues	185,930	203,749
Interest income from investment in term loans	11,499	11,323
Less: voyage expenses	(4,618)	(3,449)

Net revenues	192,811	211,623
Vessel operating expenses	96,160	92,543
Time-charter hire expense	3,950	4,046
Depreciation and amortization	72,365	74,482
General and administrative	7,985	7,671
Vessel impairment and net loss on sale of vessels	352,546	58,034
Goodwill impairment charge	—	19,294

Loss from vessel operations	(340,195)	(44,447)

Interest expense	(20,009)	(40,539)
Interest income	50	71
Realized and unrealized gain (loss) on derivative instruments	(7,963)	(27,783)
Other expenses - net	(2,064)	(377)

Net loss	(370,181)	(113,075)

Fleet and TCE Rates

As at December 31, 2012, we owned 28 double-hulled conventional oil tankers, time-chartered in one Aframax vessel from a third party and owned a 50% interest in one VLCC newbuilding scheduled to deliver during the second quarter of 2013. The number of vessels we own, as well as our financial and operational results, includes the Dropdown Predecessor in all relevant periods presented. Please read Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies included in the notes to our consolidated financial statements attached in this Report.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2012 and 2011:

	Year Ended December 31, 2012			Year Ended December 31, 2011
	Net Revenues (1)(2)	Revenue	Average TCE per Revenue	Net Revenues (2)(3)	Revenue	Average TCE per Revenue
	(in thousands)	Days	Day	(in thousands)	Days	Day
Voyage-charter contracts – Suezmax	$32,983	1,865	$17,688	$21,035	1,456	$14,447
Voyage-charter contracts – Aframax	$19,279	1,583	$12,179	$17,254	1,343	$12,850
Voyage-charter contracts – LR2 Product	$13,568	1,098	$12,357	$13,074	1,026	$12,745
Time-charter contracts – Suezmax	$37,529	1,682	$22,311	$53,362	2,186	$24,414
Time-charter contracts – Aframax	$56,039	3,043	$18,418	$72,793	3,271	$22,256
Time-charter contracts – MR Product	$28,063	1,092	$25,711	$27,887	1,090	$25,594

Total	$187,461	10,363	$18,091	$205,405	10,372	$19,806

(1)	Excludes a total of $4.7 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.5 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loan of $11.5 million and $11.3 million for 2012 and 2011, respectively.
(3)	Excludes a total of $3.7 million in pool management fees and commissions payable by us to Teekay for commercial management for our vessels and $1.4 million in off-hire bunker and other expenses.

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

Vessel Operating Expenses. Vessel operating expenses increased to $96.2 million for 2012 compared to $92.5 million for 2011 primarily due to an increase of $3.7 million relating to higher unplanned repairs and maintenance expenses across the fleet in 2012 compared to 2011.

Depreciation and Amortization. Depreciation and amortization decreased to $72.4 million for 2012 compared to $74.5 million for 2011. The decrease in 2012 relates primarily to the asset impairment charge in the third quarter of 2011 for the three medium range product tankers owned by the Dropdown Predecessor.

General and Administrative Expenses. General and administrative expenses increased to $8.0 million for 2012 compared to $7.7 million for 2011, primarily due to higher strategic and administrative expenses incurred in 2012 as compared to 2011.

Vessel Impairments and Net Loss on Sale of Vessels. Vessel impairments and net loss on sale of vessels totaled $352.5 million for 2012. Indicators of impairment were present in the fourth quarter of 2012 which triggered an impairment test to be conducted on certain of our conventional oil tankers. At the time of the impairment test these indicators of impairment included a negative change in the outlook for the crude tanker market, a delay in the expected timing of a recovery of the crude tanker market, and the expected discrimination impact from more fuel efficient vessels being constructed. As a result of these developments, we recognized impairments on seven Suezmax tankers, four Aframax tankers and one medium-range product tanker, which in aggregate amounted to $352.5 million. In December 2012, we entered into an agreement to sell one of the four impaired Aframax tankers. As the vessel sale was not completed until January 2013, the vessel was classified as held for sale on the consolidated balance sheet as at December 31, 2012.

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

Goodwill Impairment Charge. Goodwill impairment charges for the years ended December 31, 2012 and 2011 were nil and $19.3 million, respectively. We performed goodwill impairment analyses on the conventional tanker fleet in 2011 and concluded the carrying value of the goodwill, all relating to the Suezmax reporting unit, exceeded its fair value. As a result, a goodwill impairment charge of $19.3 million was recognized in our 2011 consolidated statement of loss, of which $6.0 million of this charge was related to Suezmax vessels owned by the Dropdown Predecessor. The fair value of the Suezmax reporting unit was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected cash flows and the appropriate discount rates are in part based upon existing contracts, estimated future tanker market rates, historical experience, financial forecasts and industry trends and conditions.

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

Short term variable benchmark interest rates during these periods were generally less than 1.0% and, as such, we incurred realized losses of $9.6 million and $39.0 million (which includes the impact of a $31.1 million interest rate swap settlement payment made by the Dropdown Predecessor concurrently with a reset of the fixed rate on an interest rate swap from 5.07% to 2.51% in January 2011), respectively, during 2012 and 2011 under the interest rate swap agreements.

Long-term benchmark interest rates increased in 2012 and 2011, causing us to recognize an unrealized gain of $1.6 million for the year ended December 31, 2012, compared to an unrealized gain of $11.2 million (which includes the impact from a $31.1 million interest rate swap settlement payment described above) for the same period last year. Please see Item 5 - Operating and Financial Review and Prospects – Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material changes in realized and unrealized (loss) gain on derivative instruments from period to period.

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

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from the sale of vessels, and capital raised through financing transactions. As at December 31, 2013, our total cash and cash equivalents was $25.6 million, compared to $26.3 million at December 31, 2012. Our total liquidity, including cash, cash equivalents and undrawn credit facilities, was $173.8 million as at December 31, 2013, compared to $327.3 million as at December 31, 2012. We believe that our working capital is sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Through December 31, 2012, we distributed the majority of our cash flow to shareholders through a full payout dividend policy, subject to certain reserves determined by our Board of Directors. Our Board of Directors modified our dividend policy, and commencing in the first quarter of 2013, we now pay a fixed quarterly dividend of $0.03 per share on our common shares, which amount is reviewed from time to time by our Board of Directors.

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

Our primary revolving credit facility is repayable in full November 2017. As of December 31, 2013, the facility had an outstanding balance of $509.0 million. Immediately preceding its maturity in November 2017, the maximum amount available under the facility is $349.4 million. Our ability to refinance any amounts outstanding under this facility on maturity in November 2017 will likely depend on the recovery of the tanker market. If the tanker market does not recover as expected, we may need to raise additional liquidity through issuance of common shares, preferred shares or bonds, or a combination thereof. Alternatively, we may renegotiate our primary revolving credit facility to extend repayment of the facility. This may result in an increase in the rate of interest we pay on amounts borrowed under the facility. In addition, our liquidity requirements in 2017 may impact the types of investments we make prior to this date.

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 8 - Long-Term Debt to our consolidated financial statements included in this Annual Report. Our revolving credit facilities and term loans contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, making certain negative pledges or granting certain liens, and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we do not currently expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2013, we and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

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

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2013	2012	2011
Net cash flow from operating activities	6,202	27,542	24,020
Net cash flow (used in) from financing activities	(1,097)	(13,905)	(16,006)
Net cash flow used in investing activities	(5,800)	(5,862)	(4,337)

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

Net cash flow from operating activities decreased to $6.2 million in 2013, compared to $27.5 million in 2012, primarily as a result of the following:

•	a net decrease of $23.5 million resulting from lower average realized TCE rates our vessels earned for the year ended December 31, 2013 compared to the prior year;

•	a net decrease of $10.6 million resulting from higher voyage expenses, time-charter hire expenses and general and administrative expenses for the year ended December 31, 2013 compared to the prior year;

•	a decrease of $3.8 million in interest income on the term loans, secured by the two VLCCs. The borrowers under the Loans have been in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal since the loan maturity date in July 2013. Please read Item 18 – Financial Statements: Note 4 – Investment in Term Loans included in this Report; and

•	a net decrease of $12.2 million due to completing seven dry dockings in 2013 compared to four in 2012;

partially offset by:

•	a net increase of $13.2 million due to changes in non-cash working capital relating to our vessel operations;

•	a net increase of $10.0 million due to lower interest expenses on our debt for the year ended December 31, 2013 compared to the prior year as a result of replacing long-term debt of the Dropdown Predecessor, bearing interest rate at 8.5% with revolving credit facilities, which had an average outstanding interest rate of approximately 1.3% in 2013;

•	a net increase of $4.5 million resulting from lower operating expenses incurred for the year ended December 31, 2013 compared to the prior year; and

•	an increase of $0.9 million due to equity income earned from our investment in the High Q joint venture.

Net cash flow from operating activities increased to $27.5 million in 2012, compared to $24.0 million in 2011, primarily as a result of the following:

•	an increase of $29.5 million due primarily to an interest rate swap settlement payment made by the Dropdown Predecessor that occurred concurrently with a reset of the fixed interest rate on an interest rate swap from 5.07% to 2.51% during the year ended 2011; and

•	an increase of $22.1 million due to lower interest expense allocations relating to the Dropdown Predecessor for the year ended 2011;

partially offset by:

•	a net decrease of $19.0 million resulting from lower average realized TCE rates our vessels earned for the year ended December 31, 2012 compared to the same period in 2011;

•	a net decrease of $6.4 million resulting from higher operating and other expenses incurred for the year ended December 31, 2012 compared to the prior year; and

•	a net decrease of $19.0 million due to changes in non-cash working capital relating to our vessel operations; and

•	a net decrease of $3.8 million due to completing four dry dockings in 2012 compared to three in 2011.

Financing Cash Flows

Net cash outflow from financing activities decreased to $1.1 million in 2013, compared to $13.9 million in 2012, as a result of the following:

•	a net increase in financing cash flows of $50.2 million as a result of net borrowing, repayments, and prepayments on our credit facilities. For the year ended December 31, 2013 compared to the 2012, we borrowed $26.9 million more from our revolving credit facilities; repaid $11.7 million more in scheduled debt repayments; and decreased our prepayments of long term debt by $35.0 million;

•	an increase in financing cash flows of $22.2 million as a result of lower dividend payments for the year ended December 31, 2013 compared to the prior year; and

•	a net decrease of $6.2 million in cash outflow resulting from the net financing activities of the Dropdown Predecessor;

partially offset by:

•	a decrease of $65.8 million in cash received from public offerings for the year ended December 31, 2013 compared to the prior year. There were no public offerings in the year ended December 31, 2013. In the prior year, we issued 17.3 million shares at $4.00 per share for net proceeds of $65.8 million.

Net cash outflow from financing activities decreased to $13.9 million in 2012, compared to $16.0 million in 2011, as a result of the following:

•	a net decrease of $41.3 million in cash received from public offerings for the year ended December 31, 2012 compared to the prior year. In February 2012, we issued 17.3 million shares at $4.00 per share for net proceeds of $65.8 million compared to net proceeds of $107.1 million in February 2011 when we issued 9.9 million shares at $11.33 per share; and

•	a net decrease of $39.5 million in cash used for financing activities resulting from the net financing activities of the Dropdown Predecessor;

partially offset by:

•	a net increase of $63.8 million as a result of net borrowing, repayments, and prepayments on our credit facilities. For the year ended December 31, 2012 compared to the 2011, we borrowed $17.2 million more from our revolving credit facilities; repaid $11.7 million more in scheduled debt repayments as a result of the new debt acquired as part of the 2012 Acquired Business that occurred in June 2012; and decreased our prepayments of long term debt by $58.3 million; and

•	an increase of $19.1 million as a result of lower dividend payments for the year ended December 31, 2012 compared to the prior year;

Investing Cash Flows

Net cash used in investing activities for the year ended December 31, 2013 decreased to $5.8 million in 2012, compared to $5.9 million in the prior year, as a result of the following:

•	a decrease in cash used for investing activities by $9.1 million in 2013 as a result of proceeds received from the sale of one Aframax tanker, the Nassau Spirit, sold in January of 2013; and

•	a decrease in cash used for investing activities by $0.6 million due to a reduction in expenditures for vessel and equipment for the year ended December 31, 2013 compared to the prior year;

partially offset by:

•	an net increase in cash used for investing activities by $9.1 million due to the additional funding, required to negotiate the release from detention in Egypt of one of the VLCCs securing our investment in term loans as well as to fund operating expenditures related to the VLCCs currently trading under our management in the spot tanker market; and

•	an increase of $0.5 million primarily as a result of our funding to our 50/50 joint venture to meet shipyard obligations for the construction of a VLCC newbuilding, which was completed in June of 2013.

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

Please read Item 18 – Financial Statements: Note 4 – Investment in Term Loans and Note 5 - Investment in Joint Venture for specific details on our investment in term loans and 50/50 joint venture activities included in the notes to our consolidated financial statements attached in this Annual Report.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2013:

			2015	2017
			and	and	Beyond
(in millions of U.S. dollars)	Total	2014	2016	2018	2018
U.S. Dollar-Denominated Obligations
Long-term debt (1)	744.6	25.2	191.7	527.7	—
Chartered-in vessels (operating leases) (2)	4.6	4.4	0.2	—	—

Total	749.2	29.6	191.9	527.7	—

(1)	Excludes all expected interest payments of $8.0 million (2014), $13.3 million (2015 and 2016), $4.4 million (2017 and 2018) and $1.2 million (beyond 2018). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.9% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.3% to 1.0% at December 31, 2013. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.
(2)	Excludes payments required if we execute all options to extend the terms of one in-chartered lease. If we exercise all options to extend the terms of the in-chartered lease, we would expect total payments of $4.4 million (2014), $4.4 million (2015), $4.7 million (2016) and 0.2 million (2017).

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies to our consolidated financial statements included in this Annual Report.

Revenue Recognition

Description. We recognize voyage revenue using the proportionate performance method. Under this method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. This means that voyage revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for the next voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage.

Judgments and Uncertainties. In applying the proportionate performance method, we believe that in most cases the discharge-to-discharge basis of calculating voyages more accurately reflects voyage results than the load-to-load basis. At the time of cargo discharge, we generally have information about the next load port and expected discharge port, but at the time of loading we are typically less certain what the next load port will be. We use this method of revenue recognition for all spot voyages. However we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage.

Effect if Actual Results Differ from Assumptions. If actual results are not consistent with our estimates in applying the proportionate performance method, our revenues could be overstated or understated for any given period by the amount of such difference.

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

We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter.

The following table presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value as of February 1, 2014. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels in 2013 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We consider the vessels reflected in the following table to be at a higher risk of future impairment. This table is disaggregated for vessels which have estimated future undiscounted cash flows that are marginally or significantly greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values would not necessarily represent vessels that would likely be impaired in the next twelve months. The recognition of an impairment in the future for those vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimation of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract. The recognition of an impairment in the future may be more likely for vessels that have estimated future undiscounted cash only marginally greater than their respective carrying values.

Aframax, Suezmax and Product Tankers (in thousands of USD, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Conventional Tankers (2)	2	$43,800	$66,049
Conventional Tankers (3)	16	$473,000	$603,740
Total	18	$516,800	$669,789

(1)	Market values are determined using reference to second-hand market comparables. Since vessel values can be volatile, our estimates of market value may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.
(2)	Undiscounted cash flows are marginally greater than the carrying values.
(3)	Undiscounted cash flows are significantly greater than the carrying values.

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

Dry docking

Description. We capitalize a substantial portion of the costs we incur during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking to the estimated date of completion of the next dry docking. We immediately expense costs for routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets.

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

Valuation of Derivative Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of loss.

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

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the agreements at the reporting date, the amount we would pay or receive to terminate the derivative instruments may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 – Financial Statements: Note 9 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of loss.

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

Please also read Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions.

Directors and Executive Officers of Teekay Tankers Ltd.

The following table provides information about the directors and executive officers of Teekay Tankers Ltd. Directors are elected for one-year terms. The business address of each of our directors and officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Ages of the directors and executive officers are as of December 31, 2013.

Name	Age	Position
C. Sean Day	64	Chairman of the Board of Directors (1)
Arthur Bensler	56	Chairman of the Board of Directors (2)
Bruce Chan	41	Chief Executive Officer and Director (3)
Vincent Lok	45	Chief Financial Officer
Richard J.F. Bronks	48	Director (4)
Peter Evensen	55	Director (1)
William Lawes	70	Director (4)
Bjorn Moller	56	Director
Richard T. du Moulin	67	Director (4)

(1)	Resigned effective June 12, 2013.
(2)	Effective June 12, 2013.
(3)	In January 2014, Mr. Chan has tendered his resignation as Chief Executive Officer and Director effective June 20, 2014.
(4)	Member of Audit Committee, Conflicts Committee, and Nominating and Governance Committee.

Certain biographical information about each of these individuals is set forth below.

C. Sean Day served as Chairman of the Board of Teekay Tankers Ltd. until his resignation from the Board in June 2013. He also serves as Chairman of our Manager. Mr. Day has served as Chairman of the Board for Teekay Corporation since September 1999. He also serves as Chairman of Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) and Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publicly held partnership controlled by Teekay Corporation). From 1989 to 1999, Mr. Day was President and Chief Executive Officer of Navios Corporation, a large bulk shipping company based in Stamford, Connecticut. Prior to that, Mr. Day held a number of senior management positions in the shipping and finance industry. He is currently serving as a Director of Kirby Corporation, and as Chairman of Compass Diversified Holdings. Mr. Day is engaged as a consultant to Kattegat Limited, the parent company of Teekay Corporation’s largest shareholder, to oversee its investments, including that in the Teekay group of companies.

Arthur Bensler joined the Board of Directors as Chairman on June 12, 2013. He has also served as Corporate Secretary since October, 2007. Mr. Bensler is Executive Vice President and General Counsel of Teekay Corporation (NYSE:TK) and President of Teekay Shipping (Canada) Ltd. He has more than 15 years of experience in the shipping industry, joining Teekay Corporation in 1998 as General Counsel. He was promoted to the position of Vice President and General Counsel in 2002, became the Corporate Secretary of Teekay Corporation in 2003 and was further promoted to Executive Vice President and General Counsel in 2006. In addition to his roles with the Company he serves as Assistant Corporate Secretary of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. (NYSE:TOO), and Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (NYSE:TGP). Mr. Bensler served as Committee Director of the Britannia Steamship Insurance Association Limited from January 2005 to April 2010 and has served as a Committee Director of The Standard Club Ltd., a mutual insurance association, since November 2010, where he is also a member of the Nominating & Governance Committee and the Strategy Committee.

Bruce Chan joined the Board of Directors on June 12, 2013 and became Chief Executive Officer of Teekay Tankers Ltd. in April, 2011, having joined Teekay in 1995 and appointed as President, Teekay Tanker Services (TTS) in April 2008. As Chief Executive Officer of Teekay Tankers Ltd. and President of TTS, Mr. Chan leads a global network of commercial offices in Asia, Europe and North America, with the responsibility of marketing Teekay’s fleet of conventional tankers. Prior to his most recent appointments, Mr. Chan was already a member of Teekay Corporation’s Senior Leadership Team, serving as Executive Vice President of Corporate Resources, responsible for Human Resources, Corporate Communications & Marketing, Corporate Services, and Information Technology. Since joining the company in 1995, he has held senior roles in Teekay’s Finance and Strategic Development groups, including managing several of the company’s strategic acquisitions. He has also previously served as Director, Strategic Development in TTS. Prior to joining Teekay, he was a Chartered Accountant with Ernst & Young. Mr. Chan also holds a MBA and is a Chartered Financial Analyst. Mr. Chan has tendered his resignation from his roles with Teekay Corporation and Teekay Tankers Ltd. effective June 20, 2014.

Vincent Lok has served as Chief Financial Officer of Teekay Tankers since October 2007. Mr. Lok has served as Teekay Corporation’s Executive Vice President and Chief Financial Officer since July 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in March 2002 and Senior Vice President and Treasurer in February 2004. He was subsequently appointed Senior Vice President and Chief Financial Officer in November 2006. Mr. Lok also serves as the Chief Financial Officer of our Manager. Prior to joining Teekay Corporation, Mr. Lok worked as a Chartered Accountant with Deloitte & Touche LLP. Mr. Lok is also a Chartered Financial Analyst.

Richard J.F. Bronks joined the Board of Directors of Teekay Tankers in January 2008. Mr. Bronks retired from Goldman Sachs in 2007, where he held a number of positions during his career. From 2004 until March 2007, Mr. Bronks was responsible for building Goldman Sachs’ equity, bond and loan financing business in emerging markets, including Central and Eastern Europe, Russia, the Former Soviet Union, the Middle East, Turkey and Africa. From 1999 to 2004, Mr. Bronks served as a co-head of Goldman’s global commodity business, engaged in the trading of commodities and commodity derivatives, and the shipping and storage of physical commodities. From 1993 to 1999, Mr. Bronks served as a member of Goldman’s oil derivatives business in London and New York. Prior to joining Goldman Sachs, Mr. Bronks was employed by BP Oil International, in both its oil derivatives business and its crude oil trading business.

Peter Evensen was appointed Executive Vice President and a Director of Teekay Tankers Ltd. in October 2007. On March 31, 2011 he resigned from the position of Executive Vice President of Teekay Tankers Ltd. but remained a Director of the company until June 2013. On April 1, 2011, Mr. Evensen became President and Chief Executive Officer of Teekay Corporation and also became a member of its Board of Directors. He also serves as Chief Executive Officer, Chief Financial Officer and Director of Teekay GP L.L.C. and Teekay Offshore GP L.L.C. He joined Teekay Corporation in May 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President of Teekay Corporation in 2006. Mr. Evensen has over 25 years of experience in banking and shipping finance. Prior to joining Teekay Corporation, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc., and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

William Lawes joined the Board of Directors of Teekay Tankers in January 2008. Mr. Lawes also joined the Board of Tanker Investments Ltd. in January 2014. Mr. Lawes served as a Managing Director and a member of the Europe, Africa and Middle East Regional Senior Management Board of JPMorgan Chase and its predecessor banks based in London from 1987 until 2002. His functional responsibility was Chief Credit and Counterparty Risk Officer for the region. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland. Since March 2005, Mr. Lawes has served as a Director and Chairman of the Audit Committee of Diana Shipping Inc., a global provider of shipping transportation services. Prior to his retirement in 2010, Mr. Lawes was a trustee and Chairman of the Finance and Audit Committee of Care International UK, a global humanitarian charity, for 12 years.

Bjorn Moller served as Teekay Tankers’ Chief Executive Officer from October 2007 until March, 2011. Contemporaneously, Mr. Moller also served as the President and Chief Executive Officer of Teekay Corporation from April 1998 until March, 2011. He also served as Vice Chairman and Director of Teekay GP L.L.C. from when it was formed in November 2004, and Vice Chairman and Director of Teekay Offshore GP L.L.C. from when it was formed in August 2006, in each case until March, 2011. Mr. Moller continues to serve as a Director of Teekay Tankers Ltd. and Teekay Corporation. Mr. Moller has over 30 years of experience in the shipping industry, and served as Chairman of the International Tanker Owners Pollution Federation from 2006 to 2013. He served in senior management positions with Teekay Corporation for more than 20 years, and led Teekay’s overall operations from January 1997, following his promotion to the position of Chief Operating Officer. Prior to that, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities.

Richard T. du Moulin joined the Board of Directors of Teekay Tankers in December 2007. Mr. du Moulin is currently the President of Intrepid Shipping LLC, a position he has held since he founded Intrepid Shipping in 2002. From 1998 to 2002, Mr. du Moulin served as Chairman and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chairman of the Seamen’s Church Institute of New York and New Jersey. Mr. du Moulin currently serves as a Director of Tidewater Inc. and is on the Board of Globe Wireless LLC. Mr. du Moulin served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999.

Directors and Executive Officers of Our Manager

The following table provides information about the directors and executive officers of our Manager. As discussed below in Item 7, our Manager, Teekay’s wholly owned subsidiary Teekay Tankers Management Services Ltd., provides to us commercial, technical, administrative and strategic services pursuant to the Management Agreement. Our Manager was formed, and its directors and executive officers were appointed, in October 2007. Ages of these individuals are as of December 31, 2013.

Name	Age	Position
C. Sean Day	64	Chairman of the Board of Directors(1)
Bruce Chan	41	Chief Executive Officer and Director(2)
Vincent Lok	45	Chief Financial Officer
Peter Evensen	55	Director(1)
Arthur Bensler	56	Chairman of the Board of Directors(3)

(1)	Resigned effective June 12, 2013.
(2)	Mr. Chan has tendered his resignation as Chief Executive Officer and Director effective June 20, 2014.
(3)	Effective June 12, 2013.

As noted above, the directors and executive officers of our Manager also serve as directors or executive officers of us. The business experience of these individuals is described above.

Compensation of Directors and Senior Management

Executive Compensation

Our executive officers are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or its subsidiaries, and we reimburse Teekay Corporation for time spent by our executive officers on our management matters. This reimbursement is a component of the management fee we pay our Manager, pursuant to the Management Agreement. The aggregate amount of such reimbursement for the year ended December 31, 2013 was $1.4 million (2012: $1.1 million; and 2011: $0.7 million).

Compensation of Directors

Officers of us or Teekay Corporation who serve as our directors do not receive additional compensation for their service as directors. Each of our non-management directors receives compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-employee directors (excluding the Chairman) receive an annual cash fee of $50,000 and an annual award of fully vested shares of Class A common stock with a value of approximately $70,000. A non-employee Chairman would receive an annual cash fee of $82,500 and an annual award of fully vested shares of Class A common stock with a value of approximately $82,500. For 2013, Mr. Sean Day, a non-employee director, served as the Chairman of the Board from January 2013 to June 2013 and received the full amount of the additional retainer paid in shares of Class A common stock, but only received the portion of the cash retainer that corresponded to the portion of the year during which he held this position. In addition, members of the Audit Committee each receive a committee cash fee of $7,500 per year, and the chair of the Audit Committee receives a fee of $12,500 for serving in that role. Members of the Conflicts Committee each receive a committee fee of $7,500 per year, and the chair of the Conflicts Committee receives a fee of $12,500 for serving in that role. The chair of the Nominating and Governance Committee receives a fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors and committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2013, our five non-employee directors received an aggregate of $301,250 in cash fees for their services as directors (2012: $342,500; 2011: $313,333). In addition, during 2013, we awarded an aggregate of 142,157 (2012: 82,573; and 2011: 30,596) Class A common shares to non-employee directors.

Long-Term Incentive Program

We have adopted the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan in which our and our affiliates’ employees, directors and consultants are eligible to participate. The plan provides for the award of restricted stock, restricted stock units, stock options, stock appreciation rights and other stock or cash-based awards. To date, we have satisfied all awards under the plan through open market purchases and deliveries to the grantees, rather than issuing shares from authorized capital. During 2013, we awarded a total of 142,157 shares to non-employee directors under the plan. As at December 31, 2013, we had 1,000,000 shares of our Class A common stock reserved for delivery pursuant to awards granted under the plan.

In addition, in the year ended December 31, 2013, we granted 411,629 restricted stock units to certain employees of Teekay’s subsidiaries that provide services to us. Each restricted stock unit is equal in value to one share of our common shares plus reinvested distributions from the grant date to the vesting date. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of shares of Class A common stock. We intend to satisfy these grants by issuing shares from authorized capital. Please read Item 18 – Financial Statements: Note 12 – Capital Stock.

Board Practices

Our Board of Directors (or the Board) currently consists of six members. Directors are appointed to serve for a one-year term and until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of our directors, other than Bruce Chan, our Chief Executive Officer, who also serves as President of the Teekay Tanker Services division of Teekay Corporation, Bjorn Moller, our previous Chief Executive Officer, and Arthur Bensler, the Executive Vice President and General Counsel of Teekay Corporation, has no material relationship with Teekay Tankers (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers) and is independent within the meaning of Teekay Tankers’ director independence standards, which reflect the NYSE director independence standards, as currently in effect and as they may be changed from time to time.

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

The Board has the following three committees: Audit Committee, Conflicts Committee, and Nominating and Governance Committee. The membership of these committees as of December 31, 2013 and the function of each of the committees are described below. Each of the committees, other than the Nominating and Governance Committee, is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Other Information—Corporate Governance” in the Investor Centre of our Web site at www.teekaytankers.com. During 2013, the Board held seven meetings and all directors were in attendance. Committee members attended all meetings except for one Board member at one meeting. Committee members attended all meetings except for one committee meetings where two committee members were absent.

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

As of December 31, 2013, approximately 1,000 seagoing staff served on our vessels. The majority of our subsidiaries employ seagoing staff directly and certain subsidiaries of Teekay Corporation employ the crews for one of our vessels. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries.

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

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of December 31, 2013, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of March 1, 2014 (60 days after December 31, 2013) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

	Class A	Percent of Class A Common Stock	Percent of Total Class A and Class B Common Stock
Identity of Person or Group	Common Stock	Owned	Owned(1)
All directors and executive officers as a group (7 persons)(1)	369,285	0.5%	0.4%

(1)	Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation. Please read Item 7 - Major Shareholders and Related Party Transactions for more detail.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership, as of February 28, 2014, of our Class A and Class B common stock by each entity or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, an entity or group beneficially owns any shares that the entity or group has the right to acquire as of June 30, 2014 (60 days after April 1, 2014) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

	Class A	Percent of Class A	Class B	Percent of Class B	Percent of Total Class A and Class B
Identity of Person or Group	Common Stock	Common Stock Owned	Common Stock	Common Stock Owned	Common Stock Owned
Teekay Corporation(1)	8,476,530	11.9%	12,500,000	100.0%	25.1%
T. Rowe Price Associates, Inc., T. Rowe Price Small-Cap Values Fund, Inc., as a group(2)	7,904,870	11.1%	—	0.0%	9.5%

(1)	The voting power represented by shares beneficially owned by Teekay Corporation is 6.3% for Class A common stock, 46.9% for Class B common stock and 53.1% for total Class A and Class B common stock.
(2)	According to the Schedule 13G filed with the SEC on March 10, 2014, T. Rowe Price Associates, Inc. has sole voting power as to 2,020,070 of the shares, T. Rowe Price Small-Cap Value Fund, Inc. has sole voting power as to 5,020,000 of the shares, and T. Rowe Price Associates, Inc. has sole dispositive power as to all of the shares. The voting power represented by shares beneficially owned by T. Rowe Price Associates, Inc. and T. Rowe Price Small-Cap Value Fund, Inc., as a group, is 11.1% for Class A common stock and 9.5% for total Class A and Class B common stock.

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

Non-competition. Under the non-competition agreement, Teekay Corporation has agreed that neither it nor any of its controlled affiliates other than us will own or operate conventional oil or product tankers until June 15, 2015. However, this restriction does not prevent Teekay Corporation or any of its controlled affiliates from, among other things:

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

Please see Item 8 – Financial Information: Material Contracts below.

Teekay Tankers’ Executive Officers and Certain of its Directors

C. Sean Day, who served as the Chairman of our Board of Directors until his resignation effective June 12, 2013, is also the Chairman of Teekay Corporation, Teekay Offshore GP L.L.C. (the general partner of Teekay Offshore Partners L.P., a publicly held partnership controlled by Teekay Corporation), Teekay GP L.L.C. (the general partner of Teekay LNG Partners L.P., a publicly held partnership controlled by Teekay Corporation) and our Manager, which is a subsidiary of Teekay Corporation and that provides to us pursuant to the Management Agreement substantially all services necessary to support our business. Please read “Management Agreement” below.

Bjorn Moller, our former Chief Executive Officer and one of our Directors, is also a director of Teekay Corporation and was the Chief Executive Officer of Teekay Corporation until his retirement on March 31, 2011. He was also a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. until March 31, 2011.

Bruce Chan, who currently serves as our Chief Executive Officer and one of our Directors, is also the President of Teekay Tanker Services, the strategic business unit of Teekay Corporation that manages the conventional crude oil and product tanker fleets within the Teekay Group. Mr. Chan has tendered his resignation from all these position effective June 20, 2014.

Vincent Lok, our Chief Financial Officer, is also the Chief Financial Officer of our Manager and the Executive Vice President and Chief Financial Officer of Teekay Corporation.

Peter Evensen, our former Executive Vice President and who served as one of our Directors until his resignation effective June 12, 2013, is also the Chief Executive Officer and a Director of Teekay Corporation. He is also the Chief Executive Officer, Chief Financial Officer and a director of each of Teekay Offshore GP L.L.C. and Teekay GP L.L.C. He is also a director of our Manager.

Arthur Bensler, our Chairman of the Board, is also Executive Vice President and General Counsel of Teekay Corporation and President of Teekay Shipping (Canada) Ltd. In addition, Mr. Bensler also serves as Assistant Corporate Secretary of Teekay Offshore GP L.L.C., general partner of Teekay Offshore Partners L.P. and Teekay GP L.L.C. and general partner of Teekay LNG Partners L.P.

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

Compensation of the Manager

Management Fee. In return for services under the Management Agreement, we pay our Manager a management fee based on the following components:

•	Commercial services fee. We pay a fee to our Manager for commercial services it provides to us currently equal to 1.25% of the gross revenue attributable to the vessels, on time charter, our Manager commercially manages for us (excluding vessels participating in the Gemini Suezmax Pool, Teekay Aframax Pool or the Taurus Tankers LR2 Pool). We paid commercial service fees of $1.1 million for 2013, and $1.1 million for 2012.

•	Technical services fee. We pay a fee to our Manager for technical services fees, and we paid technical services fees of $5.6 million for 2013, and $7 million for 2012 including the technical management fees of $2.6 million attributable to Dropdown Predecessor.

•	Administrative and strategic services fees. We pay fees to our Manager for administrative and strategic services that reimburse our Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. The amount of the profit margin is based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar administrative and strategic services. The transfer pricing study is updated at least annually. We paid administrative and strategic services fees of $10.8 million for 2013, and $5.5 million for 2012.

Performance Fee. In order to provide our Manager with an incentive to improve the results of our operations and financial condition, the Management Agreement also provides for payment to our Manager of a performance fee in certain circumstances, in addition to the basic fees described above. Our Manager generally is entitled to payment of a performance fee equal to 20% of the Gross Cash Available for Distribution (as defined in the Management Agreement) for a given fiscal year exceeds $3.20 per share of our common stock (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the year) (or the Incentive Threshold).

Since January 1, 2008, we have maintained an internal account (or the Cumulative Dividend Account) that reflects, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $2.65 per share annual incentive baseline (subject to adjustments for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year). The Cumulative Dividend Account is intended to ensure that our stockholders receive an equivalent of at least $2.65 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in respect of a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance will be reset to zero. We paid no performance fees to our Manager in 2013, 2012 or 2011.

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

As of December 31, 2013, the Gemini Suezmax Pool consisted of 33 Suezmax tankers, including eight of our vessels. A participating Suezmax tanker will no longer participate in the Gemini Suezmax Pool if it becomes subject to a time charter with a term exceeding one year, unless otherwise agreed by all pool participants. In addition, vessels no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Gemini Pooling Agreement.

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

Teekay Aframax Pool

We entered into a revenue sharing pool agreement (the Teekay Pooling Agreement) with Teekay Corporation and Teekay Chartering Limited, a subsidiary of Teekay Corporation. Pursuant to the Teekay Pooling Agreement, we and Teekay Corporation have agreed to include in the Teekay Aframax Pool all of our and its respective Aframax-class oil tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. As of December 31, 2013, the Teekay Aframax Pool consisted of 24 Aframax tankers which included one of our owned Aframax tankers and one chartered-in tanker. Any Aframax tanker that becomes subject to a time charter with a term of at least 90 days or becomes subject to enforcement action under a ship-mortgage foreclosure or similar proceeding will no longer participate in the Teekay Aframax Pool, unless otherwise agreed by Teekay Corporation and us. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a third party who is not a party to the Teekay Pooling Agreement.

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

Taurus Tankers LR2 Pool

Teekay Corporation and certain third party vessel owners and operators are parties to a revenue sharing pool agreement (the Taurus Pooling Agreement) pursuant to which these pool participants have each agreed to include in the pool certain qualifying Long Range 2 (LR2)-class product tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than 180 days unless otherwise agreed by all pool participants. The Taurus Tankers LR2 Pool is owned by Taurus Tankers Ltd., a wholly-owned subsidiary of Teekay Corporation.

As of December 31, 2013, the Taurus Pool consisted of 18 tankers, including three of our vessels. A participating LR2 product tanker will no longer participate in the Taurus Pool if it becomes subject to a time charter with a term exceeding 180 days, unless otherwise agreed by all pool participants. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Taurus Pooling Agreement.

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

Dividend Policy

Prior to the first quarter of 2013, we paid a variable quarterly cash dividend equal to our Cash Available for Distribution each quarter, subject to any reserves determined by our Board of Directors. Dividends were paid equally on a per-share basis between our Class A common stock and our Class B common stock. Cash Available for Distribution represented net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributed to the historical results of vessels acquired by us from Teekay Corporation, prior to their acquisition by us, for the period these vessels were owned and operated by Teekay Corporation. On February 21, 2013, we announced that our Board of Directors elected to move to a fixed quarterly cash dividend of $0.03 per share, which commenced in the quarter ended March 31, 2013. Subject to financial results and determination by the Board of Directors, we currently intend to continue to declare and pay a regular fixed quarterly dividend in such amount per share on our Class A common stock and our Class B common stock.

The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, the requirements of Marshall Islands law, restrictions in financing agreements and other factors deemed relevant by our Board of Directors.

Significant Changes

Please read Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2013 and 2014.

Item 9. The Offer and Listing

Our Class A common stock is listed on the New York Stock Exchange (or NYSE) under the symbol “TNK”. The following table sets forth the high and low prices for our Class A common stock on the NYSE for each of the periods indicated.

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Years Ended	2013	2012	2011	2010	2009
High	$4.02	$6.33	$12.99	$13.96	$14.55
Low	$2.38	$2.38	$3.36	$8.50	$7.59

	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
Quarters Ended	2014	2013	2013	2013	2013	2012	2012	2012	2012
High	$5.08	$4.02	$3.09	$3.06	$3.43	$3.94	$4.58	$6.33	$12.99
Low	$3.18	$2.55	$2.49	$2.38	$2.40	$2.38	$3.71	$3.68	$9.22

	Mar. 31,	Feb. 29,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,
Months Ended	2014	2014	2014	2013	2013	2013
High	$4.87	$5.08	$4.50	$4.02	$3.00	$2.90
Low	$3.54	$3.18	$3.37	$2.86	$2.59	$2.55

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

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

a)	Purchase Agreement dated June 15, 2012 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Godavari Spirit L.L.C., Axel Spirit L.L.C., Mahanadi Spirit L.L.C., Teesta Spirit L.L.C., Hugli Spirit L.L.C., Americas Spirit L.L.C., Australia Spirit L.L.C., Pinnacle Spirit L.L.C., Donegal Spirit L.L.C., Galway Spirit L.L.C., Limerick Spirit L.L.C., Summit Spirit L.L.C., and Zenith Spirit L.L.C.

b)	Non-competition Agreement dated June 15, 2012 between Teekay Corporation and Teekay Tankers Ltd. Please read Item 7 – Major Shareholders and Related Party Transaction: B. Related Party Transactions for a discussion on the agreement.

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

Material U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to stockholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Tankers Ltd.

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

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. If you are a partner in a partnership holding our common stock, you should consult your own tax advisor about the U.S. federal income tax consequences of owning and disposing of the common stock.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each stockholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common stock.

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our common stock that is, for U.S. federal income tax purposes: (i) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder), (ii) a corporation or other entity taxable as a corporation , that was created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain, which will be either long term or short term capital gain depending upon whether the U.S. Holder has held the shares for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends paid with respect to our common stock generally will be treated as foreign source income and generally will be treated as “passive category income.”

Dividends paid on our common stock to a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that: (i) our common stock is readily tradable on an established securities market in the United States (such as the New York Stock Exchange on which our common stock is traded); (ii) we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below); (iii) the Non-Corporate U.S. Holder has owned the common stock for more than 60 days in the 121–day period beginning 60 days before the date on which the common stock becomes ex–dividend; (iv) the Non-Corporate U.S. Holder is not under an obligation to make related payments with respect to positions in substantially similar or related property; and (v) certain other conditions are met. There is no assurance that any dividends paid on our common stock will be eligible for these preferential rates in the hands of a Non-Corporate U.S. Holder. Any dividends paid on our common stock not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. An extraordinary dividend is, generally, a dividend with respect to a share of common stock if the amount of the dividend is equal to or in excess of 10% of a common stockholder’s adjusted basis (or fair market value in certain circumstances) in such common stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis. If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss derived by a Non-Corporate U.S. Holder from the sale or exchange of such common stock will be treated as long–term capital loss to the extent of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common stock.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize taxable gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (a) long–term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short term capital gain or loss otherwise and (b) U.S. source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of stock. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common stock.

Consequences of Possible PFIC Classification

A non–U.S. entity treated as a corporation for U.S. federal income tax purposes will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75% of its gross income is “passive” income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States , 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

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

Taxation of U.S. Holders Making a Timely QEF Election. If a U.S. Holder makes a timely QEF election (an Electing Holder), the Electing Holder must report each taxable year for U.S. federal income tax purposes the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

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

Taxation of U.S. Holders Making a “Mark–to–Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark–to–market” election with respect to our common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our common stock and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a

PFIC the excess, if any, of the fair market value of the U.S. Holder’s common stock at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the common stock over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark–to–market election. A U.S. Holder’s tax basis in our common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark–to–market gains previously included in income by the U.S. Holder. Because the mark–to–market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such U.S. Holder held our common stock and for which (i) we were not a QEF with respect to such U.S. Holder and (ii) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s common stock exceeds the U.S. Holder’s adjusted tax basis in the common stock at the end of the first taxable year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark–to–Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark–to–market” election for that year (a Non–Electing Holder ) would be subject to special rules resulting in increased tax liability with respect to (1) any “excess distribution” (i.e., the portion of any distributions received by the Non–Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non–Electing Holder in the three preceding taxable years, or, if shorter, the Non–Electing Holder’s holding period for our common stock), and (2) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•	the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our common stock;

•	the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;

•	the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and

•	an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which a U.S. Holder owns shares, we are a PFIC, and the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our common stock. In addition, if a Non–Electing Holder who is an individual dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step–up in tax basis with respect to such common stock.

U.S. Holders are urged to consult their own tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market Elections and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.

Consequences of Possible Controlled Foreign Corporation Classification

If CFC Shareholders (generally, U.S. Holders who each own, directly, indirectly or constructively, 10% or more of the total combined voting power of our outstanding shares entitled to vote) own directly, indirectly or constructively more than 50% of either the total combined voting power of our outstanding shares entitled to vote or the total value of all of our outstanding shares, we generally would be treated as a controlled foreign corporation (or a CFC ).

CFC Shareholders are treated as receiving current distributions of their respective share of certain income of the CFC without regard to any actual distributions and are subject to other burdensome U.S. federal income tax and administrative requirements but generally are not also subject to the requirements generally applicable to shareholders of a PFIC. In addition, a person who is or has been a CFC Shareholder may recognize ordinary income on the disposition of shares of the CFC. Although we do not believe we are or will become a CFC, U.S. persons owning a substantial interest in us should consider the potential implications of being treated as a CFC Shareholder in the event we become a CFC in the future.

The U.S. federal income tax consequences to U.S. Holders who are not CFC Shareholders would not change in the event we become a CFC in the future.

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution with an aggregate values in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. Investors are encouraged to consult with their own tax advisor regarding the possible application of this disclosure requirement.

United States Federal Income Taxation of Non-U.S. Holders

A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non–U.S. Holder.

Distributions

In general, a Non–U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our common stock unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non–U.S. Holder is engaged in a U.S. trade or business and the distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Common Stock

In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common stock unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a U.S. trade or business and the disposition of our common stock is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.

Information Reporting and Backup Withholding

In general, payments of distributions with respect to, or the proceeds of a disposition of, our common stock to a Non–Corporate U.S. Holder will be subject to information reporting requirements. These payments to a Non–Corporate U.S. Holder also may be subject to backup withholding if the Non–Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that the it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Non–U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor, by certifying their status on IRS Form W–8BEN, W–8ECI or W–8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

Non-United States Tax Considerations

Marshall Islands Tax Considerations

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

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollars. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are Euro and British Pound. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2013, 2012 or 2011.

Interest Rate Risk

We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

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

The table below provides information about financial instruments as at December 31, 2013, that are sensitive to changes in interest rates. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

								Fair Value
								Asset /
	2014	2015	2016	2017	2018	Thereafter	Total	(Liability)	Rate (1)

	(in millions of U.S. dollars, except percentages)
Long-term debt:
Variable rate(2)	15.4	73.8	98.3	407.3	45.1	58.0	697.9	(632.1)	0.86%
Fixed rate	9.8	9.8	9.8	8.0	8.0	1.3	46.7	(47.8)	4.79%
Interest Rate Swaps:
U.S. Dollar-denominated interest rate swap(2) (3)	—	—	200.0	—	—	—	200.0	(9.5)	2.61%
U.S. Dollar-denominated interest rate swap(2) (3)	—	—	—	100.0	—	—	100.0	(15.8)	5.55%

(1)	Rate refers to the weighted-average effective interest rate for our long-term as at December 31, 2013, including the margin we pay on our variable-rate and fixed-rate debt. The fixed rate we pay under our interest rate swap agreements, as shown above, excludes the margin we pay on our variable-rate debt.
(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	The average variable rate paid to us under our interest rate swaps are set quarterly at the three-month LIBOR.

Spot Tanker Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use freight forward agreements as a hedge to protect against changes in spot tanker market rates. Freight forward agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Freight forward agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at March 1, 2014, we had not entered into any freight forward agreements, although we may do so in the future.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2013.

During 2013, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2013.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

During 2013, there were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that director and Chair of the Audit Committee, William Lawes, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

We have adopted a Standards of Business Conduct Policy for all our employees and directors. This document is available under “About Us—Corporate Governance” from the Home Page of our web site (www.teekaytankers.com). We also intend to disclose, under “About Us—Corporate Governance” in the About Us section of our web site, any waivers to or amendments of our Standards of Business Conduct Policy for the benefit of our directors and executive officers.

Item 16C. Principal Accountant Fees and Services

Our principal accountant for 2013 and 2012 was KPMG LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP.

Fees (in thousands of U.S. dollars)	2013	2012
Audit Fees (1)	225	359

(1)	Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.

No fees for tax or other services were provided to the Company by the auditors during the terms of their appointment in 2013 and 2012.

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2013.

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

There are no other significant ways in which our corporate governance practices differ from those followed by controlled domestic companies under the listing requirements of the New York Stock Exchange. See Item  6 – Directors, Senior Management and Employees: Board Practices.

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

Item 19. Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd. (1)

1.2	Amended and Restated Bylaws of Teekay Tankers Ltd. (1)

4.1	Contribution, Conveyance and Assumption Agreement (1)

4.2	Management Agreement, as amended by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010 and Amendment No. 3 dated as of January 1, 2011 (8)

4.3	Gross Revenue Sharing Pool Agreement (1)

4.4	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan (10)

4.5	Agreement dated November 28, 2007, for a U.S. $229,000,000 Secured Revolving Credit Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (1)

4.6	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. (1)

4.7	Purchase Agreement dated April 7, 2008, for the purchase of Ganges Spirit L.L.C (formerly Delaware Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)

4.8	Purchase Agreement dated April 7, 2008, for the purchase of Narmada Spirit L.L.C (formerly Adair Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)

4.9	Purchase Agreement dated June 24, 2009 for the purchase of Ashkini Spirit L.L.C (formerly Ingeborg Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (3)

4.10	Purchase Agreement dated April 6, 2010 between Teekay Corporation and Teekay Tankers Ltd. for the sale and purchase of the entire membership interests in Yamuna Spirit L.L.C., Kaveri Spirit L.L.C., and Helga Spirit L.L.C. (4)

4.11	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Alpha Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch. (5)

4.12	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Beta Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch. (5)

4.13	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC A Investment L.L.C. (5)

4.14	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC B Investment L.L.C. (5)

4.15	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd. (6)

4.16	Purchase Agreement dated November 1, 2010 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Esther Spirit L.L.C., and Iskmati Spirit L.L.C. (7)

4.17	Purchase Agreement dated June 15, 2012 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Godavari Spirit L.L.C., Axel Spirit L.L.C., Mahanadi Spirit L.L.C., Teesta Spirit L.L.C., Hugli Spirit L.L.C., Americas Spirit L.L.C., Australia Spirit L.L.C., Pinnacle Spirit L.L.C., Donegal Spirit L.L.C., Galway Spirit L.L.C., Limerick Spirit L.L.C., Summit Spirit L.L.C., and Zenith Spirit L.L.C.. (9)

4.18	Non-competition Agreement dated June 15, 2012 between Teekay Corporation and Teekay Tankers Ltd. (11)

8.1	List of Subsidiaries of Teekay Tankers Ltd.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer.

13.1	Teekay Tankers Ltd. Certification of Bruce Chan, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Teekay Tankers Ltd. Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG LLP, as independent registered public accounting firm.

101	Interactive Data.

(1)	Previously filed as an exhibit to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.
(2)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on May 28, 2008, and hereby incorporated by reference to such Report.
(3)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 30, 2009, and hereby incorporated by reference to such Report.
(4)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on June 1, 2010 and hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 10, 2010 and hereby incorporated by reference to such Report.
(6)	Previously filed as Exhibit 4.11 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.
(7)	Previously filed as Exhibit 4.12 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.
(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F filed with the SEC on April 12, 2011 and hereby incorporated by reference to such Report.
(9)	Previously filed as Exhibit 4.17 to the Company’s Report on Form 6-K furnished to the SEC on August 22, 2012 and hereby incorporated by reference to such Report.
(10)	Previously filed as Exhibit 99.1 to the Company’s Registration Statement on Form, S-8 filed with the SEC on March 7, 2014 and hereby incorporated by reference to such Registration Statement.
(11)	Previously filed as Exhibit 4.18 to the Company’s Report on Form 20-F filed with the SEC on April 30, 2013 and hereby incorporated by reference to such Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2014	TEEKAY TANKERS LTD.

	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer (Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Teekay Tankers Ltd.

We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. and subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of loss, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2013 and 2012, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 30, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Teekay Tankers Ltd.

We have audited Teekay Tankers Ltd.’s (“the Company”) internal control over financial reporting as of December 31, 2013, based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013 based on the criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2013 and 2012, and the related consolidated statements of loss, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2013, and our report dated April 30, 2014, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 30, 2014

TEEKAY TANKERS LTD.

CONSOLIDATED STATEMENTS OF LOSS (note 1)

(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2013	2012	2011
	$	$	$
REVENUES
Time charter revenues (note 13b)	88,320	123,364	155,591
Net pool revenues (note 13b and 13e)	69,675	62,328	48,158
Voyage charter revenues	4,415	238	—
Interest income from investment in term loans (note 4)	7,677	11,499	11,323

Total revenues	170,087	197,429	215,072

OPERATING EXPENSES
Voyage expenses (note 13b)	8,337	4,618	3,449
Vessel operating expenses (notes 13b and 13c)	91,667	96,160	92,543
Time-charter hire expense	6,174	3,950	4,046
Depreciation and amortization	47,833	72,365	74,482
General and administrative (notes 13b and 13d)	12,594	7,985	7,671
Vessel impairment and net loss on sale of vessels (note 17)	71	352,546	58,034
Goodwill impairment charge (note 6)	—	—	19,294

Total operating expenses	166,676	537,624	259,519

Income (loss) from operations	3,411	(340,195)	(44,447)

OTHER ITEMS
Interest expense (note 13b)	(10,023)	(20,009)	(40,539)
Interest income	158	50	71
Realized and unrealized loss on derivative instruments (note 9)	(1,524)	(7,963)	(27,783)
Equity income (loss) from investment in joint venture (note 5)	854	(1)	—
Other expenses (note 10)	(1,014)	(2,063)	(377)

Total other items	(11,549)	(29,986)	(68,628)

Net loss	(8,138)	(370,181)	(113,075)

Per common share amounts:
• Basic and diluted loss (note 16)	$(0.10)	$(4.54)	$(0.15)
• Cash dividends declared	$0.12	$0.40	$0.83
Weighted-average number of Class A and Class B common shares outstanding
• Basic and diluted (note 16)	83,591,030	79,539,605	60,770,525

Related party transactions (note 13)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at	As at
	December 31,	December 31,
	2013	2012
	$	$
ASSETS
Current
Cash and cash equivalents	25,646	26,341
Pool receivables from affiliates, net (note 13e)	10,765	9,101
Accounts receivable	4,247	4,523
Vessels held for sale (note 17)	—	9,114
Due from affiliates (note 13c)	27,991	24,787
Prepaid expenses	10,361	9,714
Investment in term loans (note 4)	136,061	119,385

Total current assets	215,071	202,965

Vessels and equipment
At cost, less accumulated depreciation of $251.4 million (2012 - $203.6 million) (note 17)	859,308	885,992
Loan to joint venture (note 5)	9,830	9,830
Investment in joint venture (note 5)	8,366	3,457
Other non-current assets	4,954	3,412

Total assets	1,097,529	1,105,656

LIABILITIES AND EQUITY
Current
Accounts payable	2,251	3,346
Accrued liabilities (note 7 and 13c)	21,069	17,882
Current portion of long-term debt (note 8)	25,246	25,246
Current portion of derivative instruments (note 9)	7,344	7,200
Deferred revenue	2,961	4,564
Due to affiliates (note 13c)	11,323	3,592

Total current liabilities	70,194	61,830

Long-term debt (note 8)	719,388	710,455
Derivative instruments (note 9)	17,924	26,431
Other long-term liabilities (note 10)	5,351	4,757

Total liabilities	812,857	803,473

Commitments and contingencies (notes 5, 9 and 14)
Equity
Common stock and additional paid-in capital (300 million shares authorized, 71.1 million Class A and 12.5 million Class B shares issued and outstanding as of December 31, 2013 and December 31, 2012) (notes 2 and 12)	673,217	672,560
Accumulated deficit	(388,545)	(370,377)

Total equity	284,672	302,183

Total liabilities and equity	1,097,529	1,105,656

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (note 1)

(in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2013	2012	2011
	$	$	$
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net loss	(8,138)	(370,181)	(113,075)
Non-cash items:
Depreciation and amortization	47,833	72,365	74,482
Unrealized gain on derivative instruments	(8,363)	(1,580)	(11,238)
Vessel impairment and net loss on sale of vessels (note 17)	71	352,546	58,034
Goodwill impairment charge (note 6)	—	—	19,294
Other	630	1,189	553
Change in operating assets and liabilities (note 15)	(6,586)	(19,794)	(833)
Expenditures for dry docking	(19,245)	(7,003)	(3,197)

Net operating cash flow	6,202	27,542	24,020

FINANCING ACTIVITIES
Proceeds from long-term debt	59,179	32,226	15,000
Repayments of long-term debt	(25,246)	(13,522)	(1,800)
Prepayment of long-term debt	(25,000)	(60,000)	(118,328)
Proceeds from long-term debt of Dropdown Predecessor (note 1)	—	2,312	269,874
Repayment from long-term debt of Dropdown Predecessor (note 1)	—	(10,372)	(18,567)
Prepayment of long-term debts of Dropdown Predecessor (note 1)	—	(15,000)	—
Acquisition of 13 vessels from Teekay Corporation (note 1)	—	(9,509)	—
Contribution of capital from Teekay Corporation to Dropdown Predecessor (note 1)	—	9,507	69,169
Net advances from (to) affiliates (note 1)	—	16,913	(287,101)
Proceeds from issuance of Class A common stock (note 2)	—	69,000	112,054
Shares issuance costs	—	(3,229)	(4,949)
Cash dividends paid	(10,030)	(32,231)	(51,358)

Net financing cash flow	(1,097)	(13,905)	(16,006)

INVESTING ACTIVITIES
Proceeds from the sale of vessels and equipment	9,114	—	—
Expenditures for vessels and equipment	(1,904)	(2,518)	(4,337)
Investment in joint venture (note 5)	(3,890)	(3,344)	—
Investment in term loans (note 4)	(9,120)	—	—

Net investing cash flow	(5,800)	(5,862)	(4,337)

(Decrease) increase in cash and cash equivalents	(695)	7,775	3,677
Cash and cash equivalents, beginning of the year	26,341	18,566	14,889

Cash and cash equivalents, end of the year	25,646	26,341	18,566

Supplemental cash flow information (note 15)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of U.S. dollars, except share amounts)

	STOCKHOLDERS’ EQUITY
		Common Stock and Paid-in Capital
	Dropdown Predecessor Equity	Thousands of Common Shares	Class A	Class B	Accumulated Deficit	Total
	$	#	$	$	$	$
	(note 1)
Balance as at December 31, 2010	(1,898)	51,987	481,211	125	(38,647)	440,791

Net loss	(104,010)	—	—	—	(9,065)	(113,075)
Net change in parent’s equity from Dropdown Predecessor	194,701	—	—	—	—	194,701
Proceeds from issuance of Class A common shares, net of offering costs of $4.9 million (note 2)	—	9,890	107,105	—	—	107,105
Dividends declared	—	—	—	—	(51,358)	(51,358)

Balance as at December 31, 2011	88,793	61,877	588,316	125	(99,070)	578,164

Net loss	(9,163)	—	—	—	(361,018)	(370,181)
Net change in parent’s equity from Dropdown Predecessor (note 1)	70,404	—	—	—	—	70,404
Proceeds from issuance of Class A common shares, net of offering costs of $3.3 million (note 2)	—	17,250	65,771	—	—	65,771
Acquisition of interest in 13 vessels from Teekay Corporation (note 1)	(150,034)	4,464	18,348	—	121,942	(9,744)
Dividends declared	—	—	—	—	(32,231)	(32,231)

Balance as at December 31, 2012	—	83,591	672,435	125	(370,377)	302,183

Net loss	—	—	—	—	(8,138)	(8,138)
Dividends declared	—	—	—	—	(10,030)	(10,030)
Equity-based compensation (note 12)	—	—	657	—	—	657

Balance as at December 31, 2013	—	83,591	673,092	125	(388,545)	284,672

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

Basis of presentation and consolidation principles

During October 2007, Teekay Corporation (Teekay) formed Teekay Tankers Ltd., a Marshall Islands corporation (together with its wholly owned subsidiaries and the Dropdown Predecessor, as described below, collectively the Company), to acquire from Teekay a fleet of nine double-hull Aframax-class oil tankers in connection with the Company’s initial public offering (or IPO).

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

During June 2012, the Company acquired from Teekay seven conventional oil tankers and six product tankers and related time-charter contracts, debt facilities and an interest rate swap, for an aggregate price of approximately $454.2 million, including the assumption of outstanding debt of approximately $428.1 million (or the 2012 Acquired Business). Ten of the vessels were acquired on June 15, 2012 and the remaining three were acquired on June 26, 2012. As consideration for this acquisition, the Company issued to Teekay 4.5 million Class A common shares and made a cash payment of $1.1 million to Teekay. The 4.5 million Class A common shares had an approximate value of $25.0 million, or $5.60 per share, when the purchase price was agreed to between the parties and a value of $18.3 million, or $4.11 per share, on the acquisition closing date. The purchase price, for accounting purposes, is based upon the value of the Class A common shares on the acquisition closing date. Consequently, common stock and additional paid in capital and accumulated deficit are both $6.7 million lower than if the value of the shares had remained unchanged from when the purchase price was agreed to between the parties. In addition, the Company reimbursed Teekay for $8.4 million of working capital it assumed from Teekay in connection with the 2012 Acquired Business. Teekay has granted the Company a right of first refusal on certain conventional tanker opportunities developed by Teekay prior to June 15, 2015. Teekay prepaid $106.9 million of long term debt of the 2012 Acquired Business on the date of acquisition. The acquisition of the 2012 Acquired Business was accounted for as a reorganization between entities under common control. As a result, the Company’s consolidated statements of loss, cash flows and changes in equity for the years ended December 31, 2012 and 2011 reflect the 2012 Acquired Business as if the Company had acquired the 2012 Acquired Business when the 13 vessels began their respective operations under the ownership of Teekay. All 13 vessels began operations prior to the periods covered by these consolidated financial statements and, consequently, are reflected in all periods presented.

The effect of adjusting the Company’s financial statements to account for these common control exchanges decreased the Company’s net income for the years ended December 31, 2012 and 2011 by $9.2 million and $104.0 million, respectively. The adjustments for the Dropdown Predecessor increased the Company’s revenues for the years ended December 31, 2012 and 2011 by $42.2 million and $94.1 million, respectively.

In the preparation of these consolidated financial statements, general and administrative expenses, cost of ship management services and interest expense of the Dropdown Predecessor were not identifiable as relating solely to the each specific vessel. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee-related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay’s total ship-operating (calendar) days for the period presented. During the year ended December 31, 2012, $2.6 million of ship management services costs were attributable to the Dropdown Predecessor. During the year ended December 31, 2011, $5.4 million of ship management services costs and $2.1 million of general and administrative expenses were attributable to the Dropdown Predecessor, respectively. In addition, the Dropdown Predecessor includes debt of Teekay which has been recorded on a pushed-down basis in the amount of $108.7 million as at December 31, 2012. This debt was assumed by Teekay concurrently with the dropdown. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay based upon the weighted-average outstanding balance of the push-down debt and the weighted-average interest rate outstanding on Teekay’s loan facilities that were used to finance these loans. During the years ended December 31, 2012 and 2011, $11.7 million and $36.4 million of interest expense, respectively, was attributable to the Dropdown Predecessor. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Dropdown Predecessor.

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

Currency translation

The Company’s functional currency is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in other expenses in the accompanying consolidated statements of loss.

Operating revenues and expenses

The Company recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is off hire. When the time charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenues when the contingency is resolved. All revenues from voyage charters are recognized on a proportionate performance method. The Company uses a discharge-to-discharge basis in determining proportionate performance for all spot voyages. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods.

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

Revenues and voyage expenses of the vessels operating in pool arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The agreed formula used to allocate net pool revenues varies between pools; however, the formula generally allocates revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities. The same revenue and expense recognition principles stated above are applied in determining the net pool revenues of the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in pool receivables from affiliates, net.

Share-based compensation

The Company grants restricted stock units as incentive-based compensation to certain employees of Teekay who support the operations of the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it is a single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award. The Company also grants restricted stock awards as incentive-based compensation to non-management directors, which are expensed immediately (see Note 12).

Cash and cash equivalents

The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Accounts receivable, allowance for doubtful accounts and investment in term loans and other loan receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at December 31, 2013, 2012 and 2011.

The Company’s investment in term loans and loan to joint venture are recorded at cost. The premium paid over the outstanding principal amount was amortized to interest income over the term of the loan using the effective interest rate method. The Company analyzes its loans for collectability during each reporting period. A loan provision is recorded, based on current information and events, if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining that a loan provision is required, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available), any information provided by the debtor regarding their ability to repay the loan, and the fair value of the underlying collateral. When a loan provision is recorded, the Company measures the amount of the provision based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting provision in the statement of income. The carrying value of the loans is adjusted each subsequent period to reflect any changes in the present value of the expected future cash flows, which may result in increases or decreases to the loan provision.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			December 31, 2013	December 31, 2012
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Investment in term loans and interest receivable	Collateral	Non-performing (1)	136,061	119,385
Loan to joint venture	Other internal metrics	Performing	9,830	9,830

			145,891	129,215

(1)	The borrowers under the Loans have been in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. On March 21, 2014, the Company took ownership of the vessels held as collateral in satisfaction of the loans and accrued interest (see Note 4).

Investment in joint venture

The Company’s investment in a joint venture relates to a 50% interest in a VLCC newbuilding and is accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investment in joint venture for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s statement of income. The Company’s maximum exposure to loss is the amount it has invested in its joint venture.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor and excluding amortization of dry-docking costs) for the years ended December 31, 2013, 2012 and 2011 totaled $39.2 million, $63.4 million, and $65.8 million, respectively.

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

The following table summarizes the change in the Company’s capitalized dry docking costs, from January 1, 2011 to December 31, 2013:

	Year Ended December 31,
	2013	2012	2011
	$	$	$
Balance as at January 1,	18,672	20,945	26,406
Cost incurred for dry docking	19,245	7,003	3,197
Dry-dock amortization	(8,648)	(8,959)	(8,658)
Vessel sales/held for sale (note 17)	—	(317)	—

Balance as at December 31,	29,269	18,672	20,945

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

Excluding freight taxes, the Company has incurred no income taxes for the years ended December 31, 2013, 2012 and 2011. The Company believes that it and its subsidiaries are not subject to taxation under the laws of the Republic of The Marshall Islands and qualify for the Section 883 exemption under U.S. federal income tax purposes.

Ship management fees

In order to more closely align the Company’s presentation to that of many of its peers, the cost of ship management activities of $5.6 million for year ended December 31, 2013 has been presented in vessel operating expenses. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified for the years ended December 31, 2012 and 2011 were $7.0 million and $8.5 million, respectively (see Note 13b).

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the consolidated statements of loss. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings in the consolidated statements of loss. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of loss. If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the consolidated statements of loss.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) ASC 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated interest rate swaps are recorded in realized and unrealized loss on derivative instruments in the Company’s consolidated statements of loss.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Loss per share

Loss per share is determined by dividing (a) net loss of the Company after (adding) deducting the amount of net (loss) income attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period.

2.	Public Offerings

The following table summarizes the issuances of common shares over the three years ending December 31, 2013:

Date	Number of Common Shares Issued		Offering Price (Per Share)	Gross Proceeds	Net Proceeds	Teekay’s Ownership After the Offering	Use of Proceeds
February 2011	9,890,000		$11.33	112,054	107,105	26.0%	Prepayment of revolving credit facilities
February 2012	17,250,000		$4.00	69,000	65,771	20.4%	Prepayment of revolving credit facilities
June 2012	4,464,286	(1)	$4.11	18,348	18,348	24.6%	Acquisition of conventional tankers

(1)	Represents unregistered shares Class A common stock issued to Teekay as partial consideration for the Company’s acquisition of the 2012 Acquired Business, which had an approximate value of $25.0 million when the purchase price was agreed between the two parties. Proportion of the voting power held by Teekay Corporation at December 31, 2013 was 53.1%. Please refer to Item 7 – Major Shareholders and Related Parties.

3.	Business Operations

Significant Customers

The following table presents consolidated revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Company’s consolidated revenues for its sole operating segment during the periods presented. Revenues from customers attributable to the Dropdown Predecessor are included in the table.

	Year Ended December 31,
	2013	2012	2011
Statoil ASA	$33.7 million	$27.3 million	$23.7 million
ConocoPhillips	$18.1 million	$31.8 million	$33.1 million
Hyundai Merchant Marine Co. Ltd.	(1)	(1)	$22.5 million

(1)	Less than 10% of the consolidated revenues

Concentration of Credit Risk

There is a concentration of credit risk with respect to the total amounts due from affiliates and pool receivables from affiliates with 83% of the total amounts being due from affiliates of Teekay as at December 31, 2013 (see Note 13e). The Company also relies on Teekay Chartering Ltd., a wholly-owned subsidiary of Teekay, to actively manage and administer all voyage-related functions for vessels on time charter contracts, and trading in the Teekay Aframax Pool (a vessel pooling arrangement of Aframax tankers), the Gemini Suezmax Pool (a vessel pooling arrangement of Suezmax tankers), and the Taurus Tankers LR2 Pool (a vessel pooling arrangement of product tankers).

There is a concentration of credit risk with respect to the investment in term loans where the Company could potentially be exposed to a loss in the event the value of the collateral is insufficient to recover any outstanding principal and interest (see Note 4).

4.	Investment in Term Loans

In July 2010, the Company invested in two term loans for a total cost of $115.6 million (or the Loans) which were scheduled to mature in July 2013. The Loans are secured by first priority mortgages registered on two 2010-built Very Large Crude Carriers (or VLCCs). The Loans had an annual interest rate of 9% per annum and include a repayment premium feature that was to provide a total investment yield of approximately 10% per annum.

The borrowers under the Loans have been in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. As of December 31, 2013, the VLCC vessels that collateralize the Loans are trading in the spot tanker market under the Company’s management.

As at December 31, 2013 and December 31, 2012, the repayment premium included in the investment in term loans balance was $3.4 million and $2.7 million, respectively. As at December 31, 2013 and December 31, 2012, accrued and unpaid interest, including a portion of default interest, was $8.6 million and $1.6 million, respectively. Such amounts are presented in investment in term loans on the consolidated balance sheets as at December 31, 2013 and December 31, 2012. Interest income in respect of the Loans is included in revenues in the consolidated statements of loss. As of December 31, 2013, $5.9 million of interest income due under the Loans, including default interest, had not been recognized based on the Company‘s current estimates of amounts recoverable from future operating cash flows of the vessels and the net proceeds from the sale of the two VLCCs. During March 2014, the Company assumed ownership of the two VLCC vessels that collateralized the Loans.

5.	Investment in Joint Venture

The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong). The Company has a 50% economic interest in the joint venture, which is jointly controlled by the Company and Wah Kwong. A VLCC, the Hong Kong Spirit, owned by the joint venture was delivered on June 14, 2013 and commenced its five-year time-charter-out contract shortly thereafter, where it earns a fixed daily rate and an additional amount if the daily rate of any sub-charter earned exceeds a certain threshold. The Company’s share of the joint venture’s net income for the year ended December 31, 2013 was $0.9 million.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In March 2012, the joint venture entered into a $68.6 million loan with a financial institution. The loan is secured by a first-priority mortgage on the VLCC and 50% of the outstanding loan balance is guaranteed by the Company. The loan is repayable in 32 quarterly installments of $1.4 million each commencing three months after the initial post-delivery drawdown date and a balloon payment of $22.6 million at its maturity in June 2021. As of December 31, 2013 the loan had an outstanding balance of $64.7 million (December 31, 2012 – $nil). In June 2013, the joint venture entered into an interest rate swap agreement with a notional amount of $68.6 million, declining $1.4 million every three months until its maturity in June 2018. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

As at December 31, 2013, the carrying value of the Company’s investment in the joint venture was $8.4 million and the Company had also advanced an additional $9.8 million to the joint venture in the form of a non-interest bearing and unsecured loan.

6.	Goodwill

During the year ended December 31, 2011, the conventional tanker market continued to experience an oversupply of vessels relative to tanker demand. Consequently, the Company performed a vessel and goodwill impairment analysis on the conventional tanker fleet (see Note 17). The Company concluded that the carrying value of the goodwill, all relating to the Suezmax reporting unit, exceeded its fair value. As a result, a goodwill impairment charge of $19.3 million was recognized in the Company’s consolidated statements of loss for the year ended December 31, 2011, of which $6.0 million was attributable to the Dropdown Predecessor. The fair value of this reporting unit was determined using the present value of the expected future cash flows discounted at a rate equivalent to a market participant’s weighted-average cost of capital. The estimates and assumptions regarding expected future cash flows and the appropriate discount rates were, in part, based upon existing contracts, estimated future tanker market rates, historical experience, financial forecasts and industry trends and conditions.

7.	Accrued Liabilities

	December 31,
	2013	2012
Voyage and vessel	10,692	8,750
Corporate accruals	528	130
Interest	3,999	4,078
Payroll and benefits to related parties	5,850	4,924

Total	21,069	17,882

8.	Long-Term Debt

	December 31,
	2013	2012
Revolving Credit Facilities due through 2018	580,593	555,472
Term Loans due through 2021	164,041	180,229

	744,634	735,701
Current portion	(25,246)	(25,246)

Total	719,388	710,455

As at December 31, 2013, the Company had three revolving credit facilities (or the Revolvers), which, as at such date provided for aggregate borrowings of up to $728.8 million, of which $148.2 million was undrawn. Interest payments are based on LIBOR plus margins, which at December 31, 2013, ranged between 0.45% and 0.60% (December 31, 2012: 0.45% and 0.60%). The total amount available under the Revolvers reduces by $94.0 million (2014), $120.9 million (2015), $89.1 million (2016), $395.9 million (2017) and $28.9 million thereafter. The Revolvers are collateralized by 21 of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding balance for the facility period. As at December 31, 2013, this ratio was 114.3%. The vessel value used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A further delay in the recovery of the tanker market could negatively affect the ratio. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. The remaining two Revolvers are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at December 31, 2013, the Company and Teekay were in compliance with all their covenants in respect of the Revolvers.

As at December 31, 2013, the Company had three term loans outstanding, which totaled $164.0 million (December 31, 2012 - $180.2 million). Interest payments on the term loans are based on a combination of fixed and variable rates where fixed rates range from 4.06% to 4.90% and variable rates are based on LIBOR plus a margin. At December 31, 2013, the margins ranged from 0.30% to 1.0% (December 31, 2012 -0.30% to 1.0%). The term loan repayments are made in quarterly or semi-annual payments and two of the term loans have balloon or bullet repayments due at maturity in 2019 and 2021. The term loans are collateralized by first-priority mortgages on six of the Company’s vessels, together with certain other related security. Two of the term loans require that the Company’s subsidiaries maintain a minimum hull coverage ratio of 115% and 120%, respectively, of the total outstanding balance for the facility period. As at December 31, 2013 the loan to value ratios

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

ranged from 146.7% to 388.9%. The vessel values used in these ratios are appraised values prepared by the Company based on second hand sale and purchase market data. A further delay in the recovery of the tanker market could negatively affect the ratios. The term loans are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at December 31, 2013, the Company and Teekay were in compliance with all their covenants in respect of these term loans.

The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2013 was 1.1% (December 31, 2012 – 1.2%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see Note 9).

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to December 31, 2013 are $25.2 million (2014), $83.6 million (2015), $108.1 million (2016), $415.3 million (2017), $53.1 million (2018) and $59.3 million (thereafter).

9.	Derivative Instruments

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

Realized and unrealized (gains) losses relating to the Company’s interest rate swaps have been reported in realized and unrealized (loss) gain on the consolidated statements of loss. During the year ended December 31, 2013, the Company recognized a net realized loss of $9.9 million and an unrealized gain of $8.4 million, relating to its interest rate swaps. During the year ended December 31, 2012, the Company recognized a net realized loss of $9.6 million and an unrealized gain of $1.6 million relating to its interest rate swaps. During year ended December 31, 2011, the Company recognized a net realized loss of $39.0 million and an unrealized loss of $11.2 million, relating to its interest rate swaps, where a substantial majority of the realized loss and unrealized gain was due to amendments to the fixed interest rate of an interest rate swap that was acquired as part of the 2012 Acquired Business.

The following summarizes the Company’s derivative positions as at December 31, 2013:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Remaining Term (years)	Fixed Interest Rate (%)(1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	200,000	(9,505)	2.8	2.61
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	100,000	(15,763)	3.8	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which as of December 31, 2013 ranged from 0.3% to 1.0%.

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

10.	Other Long-Term Liabilities

The Company recognizes freight tax expenses in other expenses in its consolidated statements of loss. The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

The following is a roll-forward of the Company’s freight tax expenses which are recorded in other long-term liabilities, from January 1, 2011 to December 31, 2013:

	Year Ended December 31,
	2013	2012	2011
Balance at January 1,	4,757	5,449	5,073
Freight tax expense (recovery)	594	(692)	376

Balance at December 31,	5,351	4,757	5,449

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

Vessels and equipment and vessels held for sale – The Company’s vessels and equipment and vessel held for sale were written down to their estimated fair values using internally appraised values based on second hand sale and purchase market data in 2012 (see Note 17).

Investment in term loans and interest receivable – The fair value of the Company’s investment in term loans and interest receivable is estimated using a discounted cash flow analysis, based on current rates currently available for debt with similar terms and remaining maturities. In addition, the value of the collateral and an assessment of the credit worthiness of the borrower is taken into account when determining the fair value.

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

			December 31, 2013		December 31, 2012
	Fair Value Hierarchy Level		Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Recurring:
Cash and cash equivalents	Level 1		25,646	25,646	26,341	26,341
Derivative instruments
Interest rate swap agreements (note 9)	Level 2		(25,268)	(25,268)	(33,631)	(33,631)
Non-recurring:
Vessels and equipment (note 17)	Level 2		—	—	252,068	252,068
Vessel held for sale (note 17)	Level 2		—	—	9,114	9,114
Other
Investment in term loans and interest receivable	Level 3		136,061	134,857	119,385	117,784
Loan to joint venture	Note	(1)	9,830	Note (1)	9,830	Note (1)
Long-term debt, including current portion	Level 2		(744,634)	(679,910)	(735,701)	(648,724)

(1)	The Company’s loan to the joint venture, together with the Company’s equity investment in the joint venture, form the aggregate carrying value of the Company’s interest in an entity accounted for by the equity method in these consolidated financial statements. The fair value of the individual components of such aggregate interest is not determinable.

12.	Capital Stock

The authorized capital stock of Teekay Tankers Ltd. is 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2013 and 2012, the Company had 71.1 million shares of Class A common stock, 12.5 million shares of Class B common stock and no shares of Preferred Stock issued and outstanding.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Commencing in 2013, the Company adopted a fixed dividend policy. The annual dividend was set at an amount of $0.12 per share, payable quarterly. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally in any dividends that the Board of Directors declares from time to time out of funds legally available for dividends.

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

As at December 31, 2013 and December 31, 2012, the Company had reserved under its 2007 Long-Term Incentive Plan a total of 1,000,000 shares of Class A common stock for issuance pursuant to awards to be granted. For the years ended December 31, 2013, 2012 and 2011, 142,157 shares, 82,573 shares and 30,596 shares of Class A common stock have been granted and delivered to non-management Directors as part of the Directors’ annual compensation, respectively. These Class A common shares were purchased on the open market rather than issuing shares from authorized capital. The granting of such stock has been included in general and administrative expenses in the amounts of $0.4 million, $0.4 million and $0.3 million for the years ended December 31, 2013, 2012, and 2011, respectively.

The Company also grants restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain employees of Teekay Corporation’s subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative in the Company’s consolidated statements of loss.

During March 2013, the Company granted 411,629 restricted stock units with a grant date fair value of $1.0 million to certain employees of Teekay’s subsidiaries, which provide services to the Company, based on the Company’s closing share price on the grant date. Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested distributions from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in this case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of shares of Class A common stock. For the year ended December 31, 2013, the Company recorded expenses of $0.7 million related to the restricted stock units.

13.	Related Party Transactions

Dropdown Acquisitions

a.	During June 2012, the Company acquired from Teekay a fleet of 13 double-hull conventional oil and product tankers and related time-charter contracts, debt facilities and other assets and rights, for an aggregate purchase price of approximately $454.2 million (see Note 1).

Management Fee – Related and Other

b.	The Company charters two vessels to Teekay. In addition, Teekay and its wholly owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (the Manager), provide commercial, technical, strategic and administrative services to the Company. In addition, certain of the Company’s vessels participate in pooling arrangements that, with the exception of an MR pool, are managed by entities owned in whole or in part by subsidiaries of Teekay (collectively the Pool Managers). Such related party transactions were as follows:

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended
	December 31,
	2013	2012	2011
	$	$	$
Time-charter revenues(i)	13,506	14,604	3,873
Pool management fees and commissions(ii)	4,043	3,565	2,674
Commercial management fees(iii)	1,079	1,118	982
Vessel operating expenses - crew training	1,163	2,870	2,263
Vessel operating expenses - technical management fee(iv)	5,637	4,379	3,064
General and administrative(v)	10,783	5,492	3,420
Vessel operating expenses - technical management fee - Dropdown Predecessor(iv)&(note 1)	—	2,566	5,390
General and administrative - Dropdown Predecessor(note 1)	—	—	2,126
Interest expense - Dropdown Predecessor (note 1)	—	11,660	36,354

(i)	The Company has chartered-out the Pinnacle Spirit and Summit Spirit to Teekay under fixed-rate time-charter contracts, which expire in 2014.
(ii)	The Company’s share of the Pool Managers’ fees which are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of loss.
(iii)	The Manager’s commercial management fees for vessels on time-charter out contracts, which are reflected in voyage expenses on the Company’s consolidated statements of loss.
(iv)	The cost of ship management services provided by the Manager of $5.6 million, $7.0 million and $8.5 million for the years ended December 31, 2013, 2012 and 2011, respectively, have been presented as vessel operating expenses (see Note 1). The amount reclassified from general and administrative to vessel operating expenses to conform to the presentation adopted in the current year was $4.4 million for the Company’s own fleet and $2.6 million attributable to the Dropdown Predecessor, respectively, for the year ended December 31, 2012. The amount reclassified from general and administrative to vessel operating expenses was $3.1 million for the Company’s own fleet and $5.4 million attributable to the Dropdown Predecessor, respectively, for the year ended December 31, 2011.
(v)	The Manager’s strategic and administrative service fees.

c.	The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $5.8 million and $4.9 million were payable to the Manager as at December 31, 2013 and December 31, 2012, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities on the consolidated balance sheets. The amounts owing from the Pool Managers, which are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $20.3 million and $16.6 million as at December 31, 2013 and December 31, 2012, respectively, to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pool, less any set-offs for outstanding liabilities or contingencies. These activities, which are reflected in the consolidated balance sheets as due from affiliates, are without interest or stated terms of repayment.

d.	The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in Note 12) is set and paid by Teekay or such other subsidiaries. The Company reimburses Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee. The strategic management fee reimbursements, included in the management fee described above, for the years ended December 31, 2013, 2012 and 2011 were $5.8 million, $2.9 million and $1.7 million, respectively.

The management agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the years ended December 31, 2013, 2012 and 2011. Cash Available for Distribution represents net (loss) income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay Corporation, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay Corporation. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s Board of Directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution.

e.	Pursuant to certain pooling arrangements (see Note 3), the Pool Managers provide certain commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 to $350. Voyage revenues and voyage expenses of the Company’s vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pools as “net pool revenues from affiliates” on the consolidated statements of income. The pool receivable from affiliates as at December 31, 2013 and December 31, 2012 were $10.8 million and $9.1 million, respectively.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

14.	Operating Leases

Charters-in

As at December 31, 2013, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in vessels will be approximately $4.4 million (2014) and $0.2 million (2015). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

Charters-out

As at December 31, 2013, 13 of the Company’s vessels operated under fixed-rate time charter contracts with the Company’s customers, of which six contracts are scheduled to expire in 2014, four contracts are scheduled to expire in 2015 and three time-charter contracts are scheduled to expire in 2016. As at December 31, 2013, minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $113.3 million, comprised of $72.4 million (2014), $32.7 million (2015) and $8.2 million (2016). The carrying amount of the vessels employed on operating leases at December 31, 2013, was $431.1 million (2012 - $455.9 million). The cost and accumulated depreciation of the vessels employed on operating leases as at December 31, 2013 were $598.1 million (2012- $645.6 million) and $167.0 million (2012 – $189.7 million), respectively.

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2013, revenue from unexercised option periods of contracts that existed on December 31, 2013, or variable or contingent revenues. In addition, minimum scheduled future revenues presented above have been reduced by estimated off-hire time for period maintenance. The amounts may vary given unscheduled future events such as vessel maintenance.

15.	Supplemental Cash Flow Information

a.	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2013, 2012, and 2011 are as follows:

	Year Ended December 31,
	2013	2012	2011
Accounts receivable and interest receivable	(9,150)	(3,317)	(808)
Pool receivables from affiliates	(1,664)	(4,741)	6,697
Due from affiliates	(3,204)	(12,177)	(253)
Prepaid expenses and other current assets	(647)	(3,147)	(1,409)
Accounts payable and accrued liabilities	2,092	2,337	(1,788)
Due to affiliates	7,731	(1,204)	(842)
Deferred revenue	(1,603)	855	(2,692)
Other	(141)	1,600	262

	(6,586)	(19,794)	(833)

b.	Cash interest paid for the year ended December 31, 2013 was $18.9 million. Cash interest paid (including interest paid by the Dropdown Predecessor) during the years ended December 31, 2012, and 2011 totalled $29.3 million and $79.1 million, respectively, including realized losses of $1.8 million and $32.9 million, respectively on the interest rate swaps agreements relating to the 2012 Acquired Business.

c.	Increases and decreases in the amount of debt allocated to Dropdown Predecessor from Teekay have been treated as non-cash transactions in the Company’s statement of cash flows. Such repayments (drawdowns) for the years ended December 31, 2012 and 2011 were $108.7 million, $(82.3) million, respectively.

TEEKAY TANKERS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

16.	Earnings Per Share

The net loss available for common stockholders and loss per common share presented in the table below excludes the results of operations of the Dropdown Predecessor (see Note 1).

		Year Ended December 31,
		2013	2012	2011
Net loss		(8,138)	(370,181)	(113,075)
Net loss attributable to the Dropdown Predecessor	(note 1)	—	9,163	104,010

Net loss available for common stockholders		(8,138)	(361,018)	(9,065)

Weighted-average number of common shares		83,591,030	79,539,605	60,770,525

Common shares and common share equivalents outstanding at the end of year		83,591,030	83,591,030	61,876,744

Loss per common share:
- Basic and diluted		(0.10)	(4.54)	(0.15)

17.	Vessel Sales and Impairments

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

18.	Shipbuilding Contracts

On April 8, 2013, the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd. (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of the Company’s first shipyard installment was contingent on the Company receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, the Company exercised its options to order eight additional LR2 newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and, informed the Company that there was no prospect of the refund guarantees being provided under any of the firm or option agreements and therefore, is in breach of the option agreements. In December 2013, the newbuilding agreements were terminated by the Company.

At December 31, 2013, the Company was evaluating its alternatives, including taking legal action for damages (see note 19).

19.	Subsequent Events

a.	In January 2014, the Chief Executive Officer and Director of the Company announced his intention to resign from his positions with the Company and with the Company’s Manager effective June 20, 2014.

b.	In January 2014, the Company and Teekay formed Tanker Investments Limited (or TIL). The Company purchased 2.5 million shares of common stock for $25.0 million, representing a 10% interest in TIL, as a part of a $250 million equity private placement by TIL. In addition, the Company received a stock purchase warrants entitling it to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. The stock purchase warrants expire on January 23, 2019. For purposes of vesting, the stock purchase warrants are divided into four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the Common Stock equals or exceeds $12.50, $15.00, $17.50 and $20.00, respectively for such tranche for any ten consecutive trading days. The Company also received one Series A-2 Preferred share, which entitles the holder to elect one Board member of TIL. The Series A-2 Preferred share does not give the holder a right any dividends or distributions of TIL. In March 2014, TIL issued additional common shares and listed its shares on the Oslo Stock Exchange. As of March 31, 2014, Company’s ownership interest in TIL was 6.51%. TIL will seek to opportunistically acquire, operate and sell modern second hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. A portion of the net proceeds from the equity issuances by TIL was used to acquire four modern Suezmax crude oil tankers from Teekay and five modern Aframax tankers from third parties. The remaining proceeds will be used to acquire additional tankers and for general corporate purposes.

c.	In April 2014, the Company and Teekay, agreed for the Company to purchase from Teekay a 50% interest in its conventional tanker commercial operations and 100% interest in its technical management operations, including the direct ownership in three commercially managed tanker pools, which generate fee income from commercially managing a fleet of 82 vessels and technically managing a fleet of 42 vessels, including vessels owned by the Company. The agreed purchase price for this acquisition is approximately $15.6 million to be payable in Class B common shares of the Company. The transaction is expected to be completed during the second quarter of 2014.

d.	In February 2014, the eight LR2 newbuilding option agreements with STX were terminated by the Company, and the Company commenced legal action for damages.