Form 20-F
period 2014-12-31
TEEKAY TANKERS LTD.
filed 2015-04-28
CIK 1419945

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Edith Robinson

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

95,343,091 shares of Class A common stock, par value of $0.01 per share.

16,720,945 shares of Class B common stock, par value of $0.01 per share.

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

•

the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet, estimated growth in global oil demand and crude oil tanker demand, changes in long-haul crude tanker movements, tanker fleet utilization and spot tanker rates and potential for floating storage;

•	changes in the production of or demand for oil or refined products;

•

changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping or use of tankers for storage;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans and credit facilities and our ability to refinance our credit facility due in 2017;

•	future oil prices, production and refinery capacity;

•	the effect of lower global oil prices, including the potential impact on oil stockpiling, refinery throughput, bunker fuel prices, and oil futures markets;

•	our future financial position and ability to take advantage of growth opportunities in the global conventional tanker market;

•	tanker market conditions and fundamentals, including the balance of supply and demand in these markets and spot tanker charter rates and oil production;

•	the ability of Tanker Investments Ltd. (or TIL) to benefit from the cyclical tanker market;

•	our expectations about the availability of vessels to purchase, the expected costs and time it may take to construct and deliver newbuildings, or the useful lives of our vessels;

•	planned capital expenditures and the ability to fund capital expenditures;

•	the ability to leverage Teekay Corporation’s relationships and reputation in the shipping industry;

•	the expected benefits of participation in vessel pooling arrangements;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of the tanker market recovery;

•	the ability to maximize the use of vessels, including the redeployment of vessels no longer under time charters;

•	our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the anticipated impact and timing of future regulatory changes or environmental liabilities;

•	expenses under service agreements with other affiliates of Teekay Corporation;

•	the anticipated taxation of our company and of distributions to our stockholders;

•	our expectations as to any impairment of our vessels;

•	construction and delivery delays in the tanker industry generally;

•	customers’ increasing emphasis on environmental and safety concerns;

•	anticipated funds for liquidity needs and the sufficiency of cash flows;

•	our use of interest rate swaps to reduce interest rate exposure;

•	the expected effect of off-balance sheet arrangements;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of counterparties to our derivative contracts to fulfill their contractual obligations;

•	the delivery timing of new charter-in vessels;

•

changes in or additions to applicable industry laws and regulations, including Regulation (EU) No 1257/2013, which imposes rules regarding ship recycling and management of hazardous materials on vessels; and the timing of implementation of new laws and regulations;

•	our expectations regarding payments made on behalf of our co-obligors in connection with the loan arrangements in which certain other subsidiaries of Teekay Corporation are also borrowers;

•	our position that we are not a passive foreign investment company;

•	our business strategy and other plans and objectives for future operations;

•	our ability to pay dividends on our common stock; and

•	continued material variations in the period-to-period fair value of our derivative instruments.

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

Item 2. Offer Statistics and Expected Timetable

Not applicable.

Item 3. Key Information

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay Tankers Ltd. and its subsidiaries for fiscal years 2010 through 2014, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, Item 5 – Operating and Financial Review and Prospects included herein, and the historical financial statements and accompanying notes and the Report of Independent Registered Public Accounting Firm thereon (which is included herein), with respect to the fiscal years 2014, 2013 and 2012.

From time to time we have purchased vessels from Teekay Corporation. During fiscal years 2010 through 2014, we acquired from Teekay Corporation a total of 18 conventional oil and product tankers of varying size. These acquisitions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay Corporation and had begun operations. As a result, our consolidated statements of loss for the years ended December 31, 2012, 2011 and 2010 reflect the results of operations of these vessels, referred to herein as the Dropdown Predecessor, as if we had acquired them when each respective vessel began operations under the ownership of Teekay Corporation. Please refer to Item 5 – Operating and Financial Review and Prospects: Items You Should Consider When Evaluating Our Results of Operations and Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2010	2011	2012	2013	2014
	(in thousands, except share, per share, and fleet data)
Income Statement Data:
Revenues	$240,350	$215,072	$197,429	$170,087	$235,593
Voyage expenses (1)	(5,301)	(3,449)	(4,618)	(8,337)	(9,984)
Vessel operating expenses (2)	(89,083)	(92,543)	(96,160)	(91,667)	(93,022)
Time-charter hire expense (3)	—	(4,046)	(3,950)	(6,174)	(22,160)
Depreciation and amortization	(77,317)	(74,482)	(72,365)	(47,833)	(50,152)
General and administrative (2)	(9,187)	(7,671)	(7,985)	(12,594)	(11,959)
Vessel impairment and net (loss) gain on sale of vessels	(1,864)	(58,034)	(352,546)	(71)	9,955
Goodwill impairment charge	—	(19,294)	—	—	—

Income (loss) from operations	57,598	(44,447)	(340,195)	3,411	58,271
Interest expense	(51,140)	(40,539)	(20,009)	(10,023)	(8,741)
Interest income	100	71	50	158	287
Realized and unrealized loss on derivative instruments	(28,684)	(27,783)	(7,963)	(1,524)	(1,712)
Equity (loss) income	—	—	(1)	854	5,228
Other (expenses) income	(1,016)	(377)	(2,063)	(1,014)	3,809

Net (loss) income	$(23,142)	$(113,075)	$(370,181)	$(8,138)	$57,142

Earnings (loss) per share (4)
- Basic	$0.37	$(0.15)	$(4.54)	$(0.10)	$0.67
- Diluted	$0.37	$(0.15)	$(4.54)	$(0.10)	$0.66

Balance Sheet Data (at end of year):
Cash and cash equivalents	14,889	18,566	26,341	25,646	162,797
Investment in term loans and interest receivable on term loans	117,825	118,598	119,385	136,061	—
Vessels and equipment (5)	1,435,478	1,310,496	885,992	859,308	828,291
Total assets	1,678,423	1,641,469	1,105,656	1,097,529	1,165,359
Total debt (6)	1,158,801	999,930	739,293	755,957	666,458
Common stock and additional paid in capital	481,336	588,441	672,560	673,217	802,650
Total equity	440,791	578,164	302,183	284,672	455,723

Cash Flow Data:
Cash and cash equivalents provided by (used in):
Operating cash flow	58,402	24,020	27,542	6,202	13,603
Financing cash flow	48,051	(16,006)	(13,905)	(1,097)	13,721
Investing cash flow	(101,996)	(4,337)	(5,862)	(5,800)	109,827
Number of outstanding shares of common stock at the end of the period	51,986,744	61,876,744	83,591,030	83,591,030	112,064,036

Other Financial Data:
Net revenues (7)	235,049	211,623	192,811	161,750	225,609
EBITDA (8)	105,215	1,875	(277,857)	49,560	115,748
Adjusted EBITDA (8)	135,763	106,986	82,652	53,039	106,896
Capital expenditures
Expenditures for vessels and equipment	(11,987)	(4,337)	(2,518)	(1,904)	(2,063)
Expenditures for dry docking	(9,311)	(3,197)	(7,003)	(19,245)	(17,072)

Fleet Data:
Average number of tankers (9)
Suezmax	10.0	10.0	10.0	10.0	10.0
Aframax	13.0	12.7	13.0	12.6	13.4
Product	6.0	6.0	6.0	6.0	7.6
VLCC	—	—	—	0.5	0.8

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(2)

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils, and communication expenses among others. In order to more closely align our presentation to that of many of our peers, the cost of ship management activities of $5.6 million for year ended December 31, 2014 has been presented in vessel operating expenses. Prior to 2013, we included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified for the years ended December 31, 2013, 2012, 2011 and 2010 were $5.6 million, $7.0 million, $8.5 million and $7.4 million, respectively.

(3)	Time-charter hire expense includes vessel operating lease expense incurred to charter-in vessels.
(4)

Earnings (loss) per share is determined by dividing (a) net income (loss) after (deducting) adding the amount of net income (loss) attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises.

(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, and (b) advances on any newbuildings.
(6)	Total debt includes the current and long-term portion of debt, and amounts due to affiliates.
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

	Years Ended December 31,
	2010	2011	2012	2013	2014
Revenues	$235,053	$203,749	$185,930	$162,410	$226,475
Interest income from investment in term loans	5,297	11,323	11,499	7,677	9,118
Voyage expenses	(5,301)	(3,449)	(4,618)	(8,337)	(9,984)

Net revenues	$235,049	$211,623	$192,811	$161,750	$225,609

(8)

EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before net loss (gain) on sale of vessels, goodwill impairment, and vessel impairment and realized and unrealized loss on derivative instruments, dilution gain on share issuance by the equity accounted investment and share of the above items in non-consolidated equity accounted investments. Both measures are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below:

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

•

Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, pay dividends and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as dry-docking expenditures, working capital changes and foreign currency exchange gains and losses, EBITDA and Adjusted EBITDA provide consistent measures of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our dividend policy. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including dividends on shares of our Class A common stock.

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

	Years Ended December 31,
	2010	2011	2012	2013	2014
Reconciliation of “Adjusted EBITDA” to “Net (loss) income”
Net (loss) income	$(23,142)	$(113,075)	$(370,181)	$(8,138)	$57,142
Depreciation and amortization	77,317	74,482	72,365	47,833	50,152
Interest expense, net of interest income	51,040	40,468	19,959	9,865	8,454

EBITDA	$105,215	$1,875	$(277,857)	$49,560	$115,748

Vessel impairment and net loss (gain) on sale of vessels	1,864	58,034	352,546	71	(9,955)
Goodwill impairment	—	19,294	—	—	—
Realized and unrealized loss on derivative instruments	28,684	27,783	7,963	1,524	1,712
Fair value on initial recognition of stock purchase warrant	—	—	—	—	(3,420)
Dilution gain on equity accounted investment	—	—	—	—	(2,054)
Adjustments related to equity accounted investments	—	—	—	1,884	4,865

Adjusted EBITDA	$135,763	$106,986	$82,652	$53,039	$106,896

	Years Ended December 31,
	2010	2011	2012	2013	2014
Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”
Net operating cash flow	$58,402	$24,020	$27,542	$6,202	$13,603
Interest expense, net of interest income	51,040	40,468	19,959	9,865	8,454
Expenditures for dry docking	9,311	3,197	7,003	19,245	17,072
Realized loss on derivative instruments	14,859	39,021	9,543	9,887	9,993
Change in working capital	1,961	833	19,794	6,586	51,679
Other cash flows, net	190	(553)	(1,189)	(630)	6,704
Fair value on initial recognition of stock purchase warrant	—	—	—	—	(3,420)
Dilution gain on equity accounted investment	—	—	—	—	(2,054)
Adjustments related to equity accounted investments	—	—	—	1,884	4,865

Adjusted EBITDA	$135,763	$106,986	$82,652	$53,039	$106,896

(9)

Average number of tankers consists of the average number of vessels that were in our possession during a period, including time-chartered in vessels, the vessel owned by the High-Q joint venture and vessels of the Dropdown Predecessor.

Risk Factors

Some of the following risks relate principally to the industry in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common stock. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay distributions on, and the trading price of our common stock.

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

A continuation of the recent significant declines in oil prices may adversely affect our growth prospects and results of operations.

Global crude oil prices have significantly declined since mid-2014. A continuation of lower oil prices or a further decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to pay dividends, as a result of, among other things:

•

a reduction in exploration for or development of new oil fields or energy projects, or the delay or cancelation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

•	potential lower demand for tankers, which may reduce available charter rates and revenue to us upon chartering or rechartering of our vessels;

•	customers failing to extend or renew contracts upon expiration;

•	the inability or refusal of customers to make charter payments to us due to financial constraints or otherwise; or

•	declines in vessel values, which may result in losses to us upon vessel sales or impairment charges against our earnings.

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

During 2014 and 2013, we derived approximately 65.1% and 46.3%, respectively, of our net revenues from vessels operating, directly or by means of participation in pooling agreements (which includes vessels operating under charters with an initial term of less than one year). Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

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

The operation of a significant number of our tankers in the Gemini Suezmax Pool, Teekay Aframax Pools, Taurus Tankers LR2 Pool and Norient Product Pool could limit our earnings.

As of December 31, 2014, ten of our Suezmax tankers, three of our owned and seven of our time-chartered in Aframax tankers, and three of our owned and four of our time-chartered in LR2 product tankers operated in, and generated revenues to us through participation in, a Suezmax tanker pooling arrangement (the Gemini Suezmax Pool), two Aframax tanker revenue sharing arrangements (the Teekay Aframax Pools), and an LR2 product tanker pooling arrangement (the Taurus Tankers LR2 Pool), respectively. The Teekay Aframax Pools and Taurus Tankers LR2 Pool are each managed by Teekay Tanker Operations Ltd. (or TTOL), in which Teekay Corporation and we each have a 50% interest, while the Gemini Suezmax Pool is owned 50% by TTOL. In addition, as of December 31, 2014, two of our MR product tankers operated in the Norient Product Pool, which is managed by a third party unaffiliated with Teekay Corporation. Pooling arrangements are designed to spread the costs and risks associated with commercial management of vessels and to share the net revenues earned by all of the vessels in the pool. Although the net revenues are apportioned based on the actual earning days each vessel is available and the relative performance capabilities of each vessel, a pool may include vessels that do not perform as well in actual operation as our vessels. As a result, our share of the net pool revenues may be less than what we could earn operating our vessels independently. Certain vessels of Tanker Investments Ltd. (TIL), in which we have an ownership interest, also participate in some of these pooling arrangements.

The removal of any vessels from the Gemini Suezmax Pool, Teekay Aframax Pools, Taurus Tankers LR2 Pool, Norient Product Pool or any other pooling arrangement in which we participate may adversely affect our operating results.

Participants in the Gemini Suezmax Pool, including third parties, have each agreed to include in the pool certain qualifying Suezmax-class crude tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. We and Teekay Corporation have each committed to include in the Teekay Aframax Pools all of our and its respective Aframax-class crude tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. Participants in the Taurus Tankers LR2 Pool, including third parties, have each agreed to include in the pool certain qualifying LR2 product tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. Participants in the Norient Product Pool, including third parties, have each agreed to include in that pool certain qualifying MR product tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. If we or any participant remove vessels from any pooling arrangement in which we participate to operate under longer-term time charters, the benefits to us of the pooling arrangements could diminish. In addition, the European Union is in the process of substantially reforming the way it regulates traditional agreements for maritime services from an antitrust perspective. These changes may impose new restrictions on the way pools are operated or may prohibit pooling arrangements altogether. If for any reason our vessels, Teekay Corporation’s vessels, or any third party vessels cease to participate in any pooling arrangement in which we participate, or if the pooling arrangements are significantly restricted, we may not achieve the benefits intended by pool participation and our results of operations could be harmed.

Our failure to renew or replace fixed-rate charters could cause us to trade the related vessels in the spot market, which could adversely affect our operating results and make them more volatile.

As of December 31, 2014, a total of eight of our tankers and one jointly-owned vessel operated under fixed-rate time-charter contracts, five of which are scheduled to expire in 2015, three in 2016, and one in 2018, respectively. If upon their scheduled expiration or any early termination we are unable to renew or replace fixed-rate charters on favorable terms, if at all, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.

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

Our primary economic environment is the international shipping market, which utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our expenses are in U.S. Dollars. However, we incur certain voyage expenses, vessel operating expenses, and general and administrative expenses in foreign currencies, the most significant of which are the Euro, Canadian Dollar and British Pound. This partial mismatch in revenues and expenses could lead to fluctuations in our net income due to changes in the value of the U.S. Dollar relative to other currencies.

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

Unlike newbuildings, existing vessels typically do not carry warranties as to their condition. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows and liquidity, and harm our financial condition and performance.

Over time, the value of our vessels may decline, which could adversely affect our ability to obtain financing or our operating results.

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If the operation of a tanker is not profitable, or if we cannot re-deploy a chartered tanker at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. In addition, three of our credit facilities contain loan-to-value financial covenants tied to the value of the vessel that collateralizes these credit facilities. A significant decline in the market value of these tankers may require us to pledge additional collateral to avoid a default under these credit facilities. We are required to maintain vessel value to outstanding loan principal balance ratios ranging from 105%-130%. At December 31, 2014, we were in compliance with these requirements.

In addition, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our financial statements, we may need to recognize a significant charge against our earnings. Vessel values had declined significantly in prior years, which contributed to significant vessel and goodwill impairment charges against our earnings.

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

We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring tankers from third parties or from Teekay Corporation. Our acquisitions may also include newbuildings. We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically pay 10% to 20% of the purchase price of a tanker upon signing the purchase contract, even though delivery of the completed vessel does not occur until much later (approximately two to three years from the order). To fund expansion capital expenditures, we may be required to use cash balances or cash from operations, incur borrowings or raise capital through the sale of debt or additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in obtaining the necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. In addition, issuing additional equity securities may result in significant stockholder ownership dilution and would increase the aggregate amount of cash required to pay quarterly dividends.

An increase in operating costs could adversely affect our cash flows and financial condition.

We have entered into a long-term management agreement (or the Management Agreement) with Teekay Tankers Management Services Ltd. (our Manager), a subsidiary of Teekay Corporation. Under the Management Agreement, we must reimburse our Manager for vessel operating expenses (including crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses). These expenses depend upon a variety of factors, many of which are beyond our or our Manager’s control. Some of these costs, primarily relating to insurance and enhanced security measures, have been increasing and may increase in the future. Increases in any of these costs would decrease our earnings and adversely affect our cash flows and financial condition.

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

As of December 31, 2014, our long-term debt was approximately $656.1 million and an additional $126.2 million was available to us under our revolving credit facilities. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facilities. Our level of debt could have important consequences to us, including the following:

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

Terrorist attacks, piracy and the current conflicts in the Middle East, and other current and future conflicts, may adversely affect our business, operating results, financial condition, and ability to raise capital and fund future growth. Continuing hostilities in the Middle East may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services.

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

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Indian Ocean off the coast of Somalia. While there continue to be significant numbers of piracy incidents in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ onboard security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

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

Maritime claimants could arrest, or port authorities could detain, our vessels, which could interrupt our cash flow from these vessels.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet or the pooling arrangements in which we operate for claims relating to another of our ships. In addition, port authorities may seek to detain our vessels in port, which could adversely affect our operating results or relationships with customers.

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

During 2012, we acquired four Suezmax tankers, three Aframax tankers, three LR2 product tankers and three MR product tankers from Teekay Corporation (or the 2012 Acquired Business). In connection with the 2012 Acquired Business transaction, Teekay Corporation entered into a non-competition agreement with us in June 2012 that (a) limits Teekay Corporation’s ability to expand its direct or indirect fleet of conventional and product tankers and (b) provides us a right of first refusal to acquire existing or newbuilding conventional and product tankers pursuant to opportunities Teekay Corporation develops. The non-competition agreement expires on June 15, 2015.

Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business.

Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. If crew costs increase and we are not able to increase our rates to compensate for any such increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.

The superior voting rights of our Class B common stock held by Teekay Corporation limit our Class A common stockholders’ ability to control or influence corporate matters.

Our Class B common stock has five votes per share and our Class A common stock has one vote per share. However, the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. As of the date of this Annual Report, Teekay Corporation indirectly owns shares of Class A and Class B common stock representing a majority of the voting power of our outstanding capital stock. Through its ownership of our Class B common stock and of our Manager and other entities that provide services to us, Teekay Corporation has substantial control and influence over our management and affairs and over all matters requiring stockholder approval, including the election of directors and significant corporate transactions. In addition, because of this dual-class common stock structure, Teekay Corporation will continue to be able to control matters submitted to our stockholders for approval even though it owns significantly less than 50% of the outstanding shares of our common stock. This voting control limits our Class A common stockholders’ ability to influence corporate matters and, as a result, we may take actions that our Class A common stockholders do not view as beneficial.

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

Our Manager could receive a performance fee which is contingent on our results of operations and financial condition.

If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of our common stock (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the year) (or the Incentive Threshold), our Manager generally will be entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Although the performance fee is payable on an annual basis, we accrue any amounts expected to be payable in respect of the performance fee on a quarterly basis. Gross Cash Available for Distribution represents the distributable cash flows that we generate from operations.

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

Conflicts of interest may arise between Teekay Corporation, our Manager and their affiliates, on the one hand, and us and our stockholders, on the other hand. As a result of these conflicts, Teekay Corporation or our Manager may favor their own interests and the interests of their affiliates over our interests and those of our stockholders. These conflicts include, among others, the following situations:

•

our Chief Executive Officer and Chief Financial Officer and one of our directors also serve as executive officers or directors of Teekay Corporation or our Manager, and we have limited their fiduciary duties regarding corporate opportunities that may be attractive to both Teekay Corporation and us;

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

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our stockholders. However, our Chief Executive Officer and our Chief Financial Officer also serve as executive officers of Teekay Corporation or our Manager, and one of our non-independent directors also serves as an executive officer of Teekay Corporation and director of our Manager, and, as a result, have fiduciary duties to manage the business of Teekay Corporation and its affiliates in a manner beneficial to such entities and their stockholders or partners, as the case may be. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation or our Manager or their affiliates, on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our stockholders.

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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for such purposes in any taxable year for which either (a) at least 75% of its gross income consists of “passive income,” or (b) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Item 10 – Additional Information – Material U.S. Federal Income Tax Considerations”) held stock, such U.S. Holder would face adverse tax consequences. For a more comprehensive discussion regarding our status as a PFIC and the tax consequences to U.S. Holders if we are treated as a PFIC, please read “Item 10: Additional Information-Material U.S. Federal Income Tax Considerations-United States Federal Income Taxation of U.S. Holders-Consequences of Possible PFIC Classification.”

We may be subject to taxes, which reduces our cash available for distribution to our shareholders.

We or some of our subsidiaries may be subject to tax in the jurisdictions in which we or our subsidiaries are organized own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligation in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries in jurisdictions in which operations are conducted further reducing the cash available for distribution. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, if Teekay Tankers Ltd. was not able to satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code, our U.S. source income would become subject to taxation under Section 887 of the Code. The amount of such tax would depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control.

Item 4. Information on the Company

A. History and Development of the Company

Teekay Tankers Ltd. (“we,” “us,” or “the Company”) are an international provider of marine transportation to global oil industries. We were formed as a Marshall Islands corporation in October 2007 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries. We completed our initial public offering on December 18, 2007 with an initial fleet of nine Aframax oil tankers which were transferred to us by Teekay Corporation

Our fleet size has increased from nine owned Aframax tankers in 2007 to 27 owned vessels, 12 in-chartered vessels and one jointly-owned Very Large Crude Carrier (or VLCC) as of December 31, 2014. The capacity of our fleet has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 4,900,000 dwt as of December 31, 2014. Over the last five years, we have acquired a total of 18 conventional tankers from Teekay Corporation, including seven Suezmax tankers, five Aframax tankers, three Long Range 2 (or LR2) product tankers, and three Medium Range (or MR) product tankers. In March 2014, we also assumed ownership of two VLCCs that previously served as collateral under term loans we made to a third party. Please read Item 18 – Financial Statements: Note 5 – Investment in Term Loans. In December 2014, we entered into agreements to acquire one Aframax tanker and four LR2 product tankers. We took delivery of three and two of these vessels in February and March 2015, respectively. Please read Item 18 – Financial Statements: Note 20 – Subsequent Events. Over the last five years, we have sold three Aframax and two VLCC tankers. From time to time, we also charter-in vessels, typically from third parties as part of our chartering strategy. Please read “Business Strategies” below in this Item. In 2010, we entered into a joint venture with a third party to construct a VLCC newbuilding, which was delivered in June 2013. Most of our acquisitions were financed by a combination of utilizing the net proceeds from public equity offerings, as well as the assumption of existing debt, drawing on our revolving credit facility, and using our available working capital.

In April 2013, we entered into agreements with STX Offshore & Shipbuilding Co. Ltd. (or STX) of South Korea to construct four fuel-efficient 113,000 dwt LR2 product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of our first shipyard installment was contingent on us receiving acceptable refund guarantees for the shipyard installment payments. In October and November 2013, we exercised our options to order eight additional LR2 newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option declarations, and informed us that there was no prospect of the refund guarantees being provided under any of the firm or option contracts and therefore, STX is in breach of the option agreements. In December 2013, the newbuilding agreements were terminated by us and in February 2014, the option agreements were terminated. In February 2014, we commenced legal action for damages. In November 2014, we placed $0.6 million in an escrow account as cash security pending the resolution of this matter. Please read Item 18 – Financial Statements: Note 19 –Shipbuilding Contracts and Note 20 – Subsequent Events.

We are incorporated under the laws of the Republic of The Marshall Islands as Teekay Tankers Ltd. and maintain our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.

B. Business Overview

Our business is to own crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. Teekay Corporation, which formed us in 2007, is a leading provider of marine services to the global oil and natural gas industries and the world’s largest operator of medium-sized oil tankers. We believe we benefit from Teekay Corporation’s expertise, relationships and reputation as we operate our fleet and pursue growth opportunities. We have acquired the majority of our current operating fleet from Teekay Corporation at various times since our inception and we anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties, and additional tankers that Teekay Corporation may offer to us from time to time. These tankers may include crude oil and product tankers.

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

Under the supervision of our executive officers and Board of Directors, our operations are managed by Teekay Tankers Management Services Ltd. (our Manager), a subsidiary of Teekay Corporation, that provides to us commercial, technical, administrative and strategic services. We have entered into a long-term agreement with our Manager (the Management Agreement) pursuant to which our Manager and its affiliates provide to us technical, administrative and strategic services. Commercial services are provided to us by other wholly or partially owned subsidiaries of Teekay Corporation that manage the Gemini Suezmax Pool, the Teekay Aframax Pools and the Taurus Tankers LR2 Pool. We pay our Manager a market-based fee for its services. In order to provide our Manager with an incentive to improve our operation and financial conditions, we have agreed to pay a performance fee to our Manager under certain circumstances, in addition to the basic fee provided in the Management Agreement. Please read Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions—Management Agreement for additional information about the Management Agreement.

We employ our chartering strategy based on the outlook of our Manager for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2014, we owned 27 vessels, in-chartered 12 vessels and owned 50% of a VLCC held by our joint venture with Wah Kwong Maritime Transport Holdings Limited. Please refer to the “Our Fleet” table below. We employ our vessels on fixed rate time-charter out contracts and in various pooling arrangements, the majority of which are managed by wholly or partially owned subsidiaries of Teekay Corporation which employ vessels on the spot market. By employing some of our vessels in these pooling arrangements with Teekay, we believe we benefit from Teekay Corporation’s expertise in commercial management of oil tankers and economies of scale of a larger fleet, including higher vessel utilization and daily revenues. We also believe that these pooling arrangements limit Teekay Corporation’s ability to compete with us in the spot market.

Our Fleet

As at December 31, 2014, our fleet consisted of 40 vessels, including 12 in-chartered vessels and one 50%-owned VLCC. The following table summarizes our fleet as at December 31, 2014:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tankers	7	—	7
Medium Range Product Tankers	1	—	1
VLCC Tankers (1)	1	—	1

Total Fixed-Rate Fleet (2)	9	—	9

Spot-rate:
Suezmax Tankers	10	—	10
Aframax Tankers	4	8	12
Long Range 2 Product Tankers	3	4	7
Medium Range Product Tankers	2	—	2

Total Spot Fleet (3)	19	12	31

Total Teekay Tankers Fleet	28	12	40

(1)

Includes a VLCC that we own through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to Note 6 - Investments in and advances to Equity Accounted Investments included in Item 18 – Financial Statements in this Annual Report).

(2)	The number of time-charter out contracts scheduled to expire include five in 2015, and three in 2016, respectively, and one jointly owned VLCC time-charter out contract is scheduled to expire in 2018.
(3)

As at December 31, 2014, the four pooling arrangements in which we participate, and including vessels owned by other pool members, were comprised of a total of 25 Suezmax tankers, 31 modern Aframax tankers, 3 Aframax tankers over 15-year-old, 18 LR2 product tankers and 43 MR product tankers.

The following table provides additional information about our owned Suezmax-class oil tankers as of December 31, 2014, all of which are Bahamian flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Ashkini Spirit	165,200	2003	Pool	—	—
Ganges Spirit	159,500	2002	Pool	—	—
Godavari Spirit	159,100	2004	Pool	—	—
Iskmati Spirit	165,300	2003	Pool	—	—
Kaveri Spirit	159,100	2004	Pool	—	—
Pinnacle Spirit	160,400	2008	Pool	—	—
Narmada Spirit	159,200	2003	Pool	—	—
Summit Spirit	160,500	2008	Pool	—	—
Yamuna Spirit	159,400	2002	Pool	—	—
Zenith Spirit	160,500	2009	Pool	—	—

Total Capacity	1,608,200

The following table provides additional information about our owned Aframax-class oil tankers as of December 31, 2014, all of which are Bahamian flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Americas Spirit	111,900	2003	Time charter	$21,000	Sep 2015
Australian Spirit	111,900	2004	Time charter	$21,000	Jan 2016
Axel Spirit	115,400	2004	Time charter	$19,500	Dec 2016
Erik Spirit(1)	115,500	2005	Time charter	$14,100	Jan 2015
Esther Spirit	115,400	2004	Time charter	$16,500	Dec 2015
Everest Spirit	115,000	2004	Time charter	$15,500	Apr 2016
Helga Spirit	115,500	2005	Time charter	$16,750	Aug 2015
Kanata Spirit	113,000	1999	Pool	—	—
Kareela Spirit	113,100	1999	Pool	—	—
Kyeema Spirit	113,400	1999	Pool	—	—
Matterhorn Spirit	114,800	2005	Spot	—	—

Total Capacity	1,254,900

(1)	The Aframax tanker Erik Spirit completed a time-charter out contract and joined the Aframax RSA pool in January 2015.

The following table provides additional information about our owned LR2 product-class oil tankers as of December 31, 2014, all of which are Bahamian flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Donegal Spirit	105,200	2006	Pool	—	—
Galway Spirit	105,200	2007	Pool	—	—
Limerick Spirit	105,200	2007	Pool	—	—

Total Capacity	315,600

The following table provides additional information about our owned MR product-class oil tankers as of December 31, 2014, all of which are Bahamian flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hugli Spirit (1)	46,900	2005	Time charter	$37,400	Feb 2015
Mahanadi Spirit	47,000	2000	Pool	—	—
Teesta Spirit	46,900	2004	Pool	—	—

Total Capacity	140,800

(1)	The charter rate on the Hugli Spirit includes approximately $14,000 per day for the additional costs relating to Australian crew versus International crew.

The following table provides additional information about our VLCC-class oil tanker as of December 31, 2014, which is Hong Kong flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hong Kong Spirit (1)	319,000	2013	Time charter	$37,500	Jul 2018

(1)	The VLCC vessel, Hong Kong Spirit, is owned through a 50/50 joint venture. The charter rate on this vessel is subject to a profit sharing amount that is being calculated every six months.

Please read Note 8 - Long-Term Debt included in Item 18 – Financial Statements included in this Annual Report for information with respect to major encumbrances against our vessels.

Business Strategies

Our primary business strategies include the following:

•

Expand our fleet through accretive acquisitions. Since our initial public offering, we have purchased 21 conventional tankers from Teekay Corporation at prices equal to their fair market values. In the future, we anticipate growing our fleet primarily through acquisitions of tankers from third parties, by securing additional third parties in-chartered vessels and by ordering newbuildings.

•

Tactically manage our mix of spot and charter contracts. We employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters to reduce downside risks. We believe that our Manager’s experience operating through cycles in the tanker spot market will assist us in employing this strategy and seeking to maximize operating results.

•

Increase cash flow by participating in the pooling arrangements. Through the participation of a significant number of our vessels in the Gemini Suezmax Pool, the Teekay Aframax Pools and the Taurus Tankers LR2 Pool, we believe that we benefit from Teekay Corporation’s reputation and the scope of Teekay Corporation’s operations. We believe that the cash flow we derive over time from operating some of our vessels in these pooling arrangements exceeds the amount we would otherwise derive by operating these vessels outside of the pooling arrangements due to higher vessel utilization and daily revenues. We also derive pool and vessel management income as a result of our August 2014 purchase of a 50% interest in TTOL, which includes Teekay Corporation’s conventional tanker commercial and technical management operations and is the owner of interests in three of the pooling arrangements. We seek to increase this fee income by increasing the number of vessels participating in the applicable pooling arrangements and receiving management services from TTOL.

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

Our Chartering Strategy and Participation in the Gemini Suezmax Pool, Teekay Aframax Pools, Taurus Tankers LR2 Pool and Norient Product Pool

Chartering Strategy. We operate our vessels in both the spot market and under time charters of varying lengths in an effort to maximize cash flow from our vessels based on our Manager’s outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2014, a total of 17 of our owned vessels and 12 time-chartered in vessels operated in the spot market through participation in Teekay managed pooling arrangements or on spot voyage charters. Ten of these operated in the Gemini Suezmax Pool, three of our owned vessels and seven time-chartered in vessel operated in the Teekay Aframax Pools, while three of our owned and four time-chartered in vessels operated in the Taurus Tankers LR2 Pool. In addition, one of our owned and one time-chartered in vessel operated in the spot market on voyage charters. As well, two of our MR vessels operated in the spot market through participation in the Norient Product Pool, which is managed by a third party unaffiliated with Teekay Corporation. As of December 31, 2014, eight of our vessels and one jointly-owned vessel operated under fixed-rate time-charter contracts. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Our Manager also may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments. Likewise, the managers of the pooling arrangements in which we participate may, with our approval, enter into fixed-rate time charters for vessels we include in those pooling arrangements, thereby decreasing spot-rate exposure without withdrawing the vessels from the pooling arrangements.

The Gemini Suezmax Pool, the Teekay Aframax Pools, and the Taurus Tankers LR2 Pool. As of December 31, 2014, and including our owned and time-chartered in vessels, the Gemini Suezmax Pool and Teekay Aframax Pools were comprised of 25 Suezmax and 34 Aframax crude tankers, respectively, and the Taurus Tankers LR2 Pool included 18 LR2 product tankers. Under the pooling arrangements, the aggregate revenues generated by the entire applicable pools are distributed to pool members, including us, pursuant to a pre-arranged weighting system based on actual earnings days each vessel is available during the applicable period and on each vessel’s earnings capability based on its characteristics, speed and bunker consumption. The allocation for each vessel participating in the pool is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants and adjusted at standard intervals determined by each pool based on the weighting system. We have agreed with the respective pool managers and pool participants to include certain of our vessels trading on voyage charters into the pooling arrangements assuming the vessel meets the respective pooling criteria. For example, our Suezmax tankers that are operating on voyage charters with terms of less than one year are included in the Gemini Suezmax pool. Likewise, Aframax tankers and LR2 tankers on voyage charters with terms of 90 days or less participate in the Teekay Aframax Pools and the Taurus Tankers LR2 Pool, respectively. Please read Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions—Pooling Arrangements, for additional information about the Gemini Suezmax Pool, the Teekay Aframax Pools, and the Taurus Tankers LR2 Pool.

Voyage Charters. Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot market revenues may generate increased profit margins during times when tanker rates are increasing, while tankers operating under fixed-rate time charters generally provide more predictable cash flows. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses attributable to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses are incurred regardless of particular voyage details and include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. When the vessel is “off hire,” or not available for service, the vessel is unavailable to complete new voyage charters until the off hire is finalized and the vessel becomes available again for service. In addition, if the vessel is “off hire” while trading in a commercial pooling arrangement, the vessel will have those off hire days deducted from its monthly calculation of available days for the purpose of pool distributions. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations

Time Charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. A customer generally selects a time charter if it wants a dedicated vessel for a period of time, and the customer is commercially responsible for the use of the vessel. Under a typical time charter, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. When the vessel is off hire, the customer generally is not required to pay the hire rate and the owner is responsible for all costs. “Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under our time charters, hire is payable monthly in advance in U.S. Dollars. Hire payments may be reduced, or under some time charters the shipowner must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount. When the vessel is “off hire,” or not available for service, the charterer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of fuel bunkers, unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off hire if there is an occurrence preventing the full working of the vessel.

Time-Charters-in. A time-charter in vessel is one that is contracted from another party for use by us for a fixed period of time at a specified daily rate. We may choose to place the time-chartered in vessel in a pooling arrangement if it meets the standards to participate in a pooling arrangement or to employ it on a fixed-rate time-charter out for the same period of time the vessel is chartered-in to us or for shorter depending on the market conditions and the Manager’s outlook for the market. Under a typical time-charter in, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily hire rate. The customer is responsible for substantially all of the voyage-related expenses. When the vessel is off hire the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of fuel bunkers, unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off hire if there is an occurrence preventing the full working of the vessel.

Industry and Competition

We compete in the Suezmax (120,000 to 199,999 dwt) and Aframax (80,000 to 119,999 dwt) crude oil tanker markets. Our competition in the Aframax and Suezmax markets is also affected by the availability of other size vessels that compete in these markets. Suezmax size vessels and Panamax (55,000 to 79,999 dwt) size vessels can compete for many of the same charters for which our Aframax tankers compete; Aframax size vessels and VLCCs (200,000 to 319,999 dwt) can compete for many of the same charters for which our Suezmax tankers may compete. Because of their large size, VLCCs and Ultra Large Crude Carriers (320,000+ dwt) (or ULCCs) rarely compete directly with Aframax tankers, and ULCCs rarely compete with Suezmax tankers for specific charters. However, because VLCCs and ULCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

We also compete in the LR2 (80,000 to 119,999 dwt) and MR (40,000 to 59,999 dwt) product tanker markets. Our competition in the LR2 and MR product tanker markets is affected by the availability of other size vessels that compete in these markets. Long Range 1 (LR1) (60,000-79,999 dwt) size vessels can compete for many of the same charters for which our LR2 tankers compete; LR1 and Handysize (25,000 – 39,999 dwt) vessels can compete for many of the same charters for which our MR tankers may compete.

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

As of December 31, 2014, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (approximately 48 Aframax vessels), Sovcomflot (approximately 42 vessels), the Navig8 Pool (approximately 26 vessels), and the Sigma Pool (approximately 26 vessels). Other large operators of Suezmax tonnage (including newbuildings on order) as of such date included the Stena Sonangol Pool (approximately 22 vessels), Nordic American Tankers (approximately 24 vessels), the Blue Fin Pool (approximately 19 vessels), Euronav (approximately 23 vessels), Scorpio (approximately 23 vessels), and Sovcomflot (approximately 16 vessels).

As of December 31, 2014, the largest operators of LR2 tonnage (including newbuildings on order) included the Navig8 LR2 pool (approximately 26 vessels), Ocean Tankers (approximately 12 vessels) and the Sigma Pool (approximately 10 vessels). As of December 31, 2014, the largest operators of MR tonnage (including newbuildings on order) included Scorpio Tankers (approximately 51 vessels), Torm (approximately 44 vessels), the Norient pool (approximately 47 vessels), Stena Bulk (approximately 40 vessels), the Handytankers Pool (approximately 31 vessels), Sovcomflot (approximately 26 vessels) and Diamond S Shipping (approximately 33 vessels).

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

Oil has been one of the world’s primary energy sources for a number of decades. As of April 2015, the International Energy Agency (or IEA) estimated that oil consumption will increase from 92.5 million barrels per day (or mb/d) in 2014, to 93.6 mb/d in 2015 driven by increasing consumption in non-OECD countries. A majority of known oil reserves are located in regions far from major consuming regions, which contributes positively toward demand for oil tankers.

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

Oil Tanker Supply. New Aframax, Suezmax, LR2 and MR tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, U.S. and international regulations require the earlier phase-out of existing vessels that are not double-hulled, regardless of their expected lifespan. As of December 31, 2014, the world Aframax crude tanker fleet consisted of 609 vessels, with an additional 45 Aframax crude oil tanker newbuildings on order for delivery through 2019; the world Suezmax crude tanker fleet consisted of 444 vessels, with an additional 58 Suezmax crude oil tanker newbuildings on order for delivery through 2017; the world LR2 product tanker fleet consisted of 258 vessels, with an additional 71 LR2 product tanker newbuildings on order through 2017; and the world MR product tanker fleet consisted of 1,412 vessels, with an additional 267 MR product tanker newbuildings on order through 2018. Currently, delivery of a vessel typically occurs within two to three years after ordering.

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

In addition, Teekay Corporation’s day-to-day focus on cost control is applied to our operations. Teekay Corporation and two other shipping companies participate in a purchasing alliance, Teekay Bergesen Worldwide, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals. Through our Manager, we benefit from this purchasing alliance.

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

In our operations, we use Teekay Corporation’s thorough risk management program which includes, among other things, risk analysis tools, maintenance and assessment programs, a seafarers competence training program, seafarers workshops and membership in emergency response organizations. We believe we benefit from Teekay Corporation’s commitment to safety and environmental protection as certain of its subsidiaries assist us in managing our vessel operations.

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

Processes followed onboard are audited by either the flag state or the class society acting on behalf of flag state to ensure that they meet the requirements of the ISM Code. DNV typically carries out this task. We also follow an internal process of internal audits undertaken at each office and vessel annually.

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

Overall, we believe that our relatively new, well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.

Regulations

General

Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses and certificates with respect to our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on a number of factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.

International Maritime Organization (or IMO)

The IMO is the United Nations’ agency for maritime regulation. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations, and subject to limited exceptions, a tanker must be of double-hull construction in accordance with the requirements set out in these regulations, or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.

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

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, the International Convention on Load Lines of 1966. SOLAS provides rules for the construction of and the equipment required for commercial vessels and includes regulations for their safe operation. Flag states, which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (MARPOL)(or Annex VI) sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply within these guidelines.

In addition, the IMO has proposed (by the adoption in 2004 of the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the Ballast Water Convention)) that all tankers of the size we operate that were built starting in 2012 contain ballast water treatment systems to comply with the ballast water performance standard specified in the Ballast Water Convention, and that all other similarly sized tankers install water ballast treatment systems in order to comply with the ballast water performance standard from 2016. In the latter case, compliance is required not later than by their first intermediate or renewal survey in relation to the International Ballast Water Management Certificate, whichever occurs first, after the anniversary date of delivery of the relevant vessel in the year of compliance with the applicable standard. This convention has not yet entered into force, but when it becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

The IMO has also developed an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions and will be mandatory, with the safety provisions becoming part of SOLAS and the environmental provisions becoming part of MARPOL. In November 2014 the IMO’s MSC adopted the Polar Code and the related amendments to SOLAS in relation to safety, while the IMO’s Marine Environment Protection Committee (or MEPC) is expected to adopt the environmental provisions of the Polar Code and associated amendments to MARPOL at its next session in 2015. Once adopted, the Polar Code is to enter into force on January 1, 2017.

European Union (or EU)

Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled. On May 17, 2011, the European Commission carried out a number of unannounced inspections, at the offices of some of the world’s largest container line operators starting an antitrust investigation. We were not directly affected by this investigation and believe that we are compliant with antitrust rules. Nevertheless, it is possible that the investigation could be widened and new companies and practices come under scrutiny within the EU.

The EU has also adopted legislation (Directive 2009/16/EC on Port State Control as subsequently amended) that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect minimum percentages of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies (Directive 2009/15/EC as amended by Directive 2014/111/EU of December 17, 2014).

Two new regulations were introduced by the European Commission in September 2010, as part of the implementation of the Port State Control Directive. These came into force on January 1, 2011 and introduce a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, whilst those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

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

The EU has adopted regulations requiring the use of low sulfur fuel. Currently, vessels are required to burn fuel with sulfur content not exceeding 1% (while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOx Emission Control Areas). Beginning January 1, 2015, vessels are required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. The California Air Resources Board (or CARB) requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. IMO regulations require that, as of January 1, 2015, all vessels operating within Emissions control Areas (or ECAs) worldwide must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting this low sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since July 1, 2010, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel sulfur control areas have been 1.00%. Other established ECAs under Annex VI to MARPOL are the North American ECA and the United States Caribbean Sea ECA. Certain modifications were completed on our Suezmax tankers in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the Directive. In addition, LSMGO is more expensive than HFO and this impacts the costs of operations. However, for vessels employed on fixed-term business, all fuel costs, including any increases, are borne by the charterer.

The EU has recently adopted Regulation (EU) No 1257/2013 which imposes rules regarding ship recycling and management of hazardous materials on vessels. The Regulation sets out requirements for the recycling of vessels in an environmentally sound manner at approved recycling facilities, so as to minimize the adverse effects of recycling on human health and the environment. The Regulation also contains rules to control and properly manage hazardous materials on vessels and prohibits or restricts the installation or use of certain hazardous materials on vessels. The Regulation aims at facilitating the ratification of the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships adopted by the IMO in 2009 (which has not entered into force). It applies to vessels flying the flag of a Member State. In addition, certain of its provisions also apply to vessels flying the flag of a third country calling at a port or anchorage of a Member State. For example, when calling at a port or anchorage of a Member State, the vessels flying the flag of a third country will be required, amongst other things, to have on board an inventory of hazardous materials which complies with the requirements of the Regulation and to be able to submit to the relevant authorities of that Member State a copy of a statement of compliance issued by the relevant authorities of the country of their flag and verifying the inventory. The Regulation is to apply not earlier than December 31, 2015 and not later than December 31, 2018, although certain of its provisions are applicable from December 31, 2014 and certain others are to apply from December 31, 2020.

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

OPA 90 also requires owners and operators of vessels to establish and maintain with the United States Coast Guard (or the Coast Guard) evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Coast Guard. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. Teekay Corporation has complied with the Coast Guard regulations by obtaining financial guaranties from one of its subsidiaries covering our vessels. If other vessels in our fleet trade into the United States in the future, we expect to obtain guaranties from third-party insurers.

OPA 90 and CERCLA permit individual U.S. states to impose their own liability regimes with regard to oil or hazardous substance pollution incidents occurring within their boundaries and some states have enacted legislation providing for unlimited strict liability for spills. Several coastal states require state-specific evidence of financial responsibility and vessel response plans. We intend to comply with all applicable state regulations in the ports where our vessels call.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2014 or January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. The EU also has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU is currently considering a proposal for a regulation establishing a system of monitoring, reporting and verification of greenhouse gas shipping emissions (or MRV system). The proposed MRV system may be the precursor to a market-based mechanism to be adopted in the future. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

Vessel Security Regulation

The ISPS code was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of the ISPS code is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and MTSA.

C. Organizational Structure

As of December 31, 2014, Teekay Corporation (NYSE: TK), through its 100%-owned subsidiary Teekay Holdings Ltd., had a 26.2% economic interest in us through its ownership of 12.6 million of our shares of Class A common stock and 16.7 million shares of our Class B common stock.

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

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2014.

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

Other than our vessels, we do not have any material property. Please see “Item 4. Information on the Company: Note B – Our Fleet” for a description of our vessels and “Item 18. Financial Statements: Note 8—Long-Term Debt” for information about major encumbrances against our vessels.

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

The following is a discussion of the expected material U.S. federal income tax considerations applicable to us. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

Taxation as a Corporation. We are taxed as a corporation for U.S. federal income tax purposes. As such, we are subject to U.S. federal income tax on our income to the extent it is from U.S. sources or otherwise is effectively connected with the conduct of a trade or business in the United States as discussed below.

Taxation of Operating Income. A significant portion of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes both time-charter and bareboat-charter income.

Fifty percent (50%) of Transportation Income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) is considered to be derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) is considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally will not be subject to U.S. federal income tax.

Based on our current operations, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. In addition, we believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn any such income in future years. However, certain of our activities give rise to U.S. Source International Transportation Income. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below.

The Section 883 Exemption . In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch profits taxes or 4% gross basis tax described below on its U.S. Source International Transportation Income. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (i) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Income (or an Equivalent Exemption), (ii) satisfies one of three ownership tests (or Ownership Tests) described in the Section 883 Regulations, and (iii) meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

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

The Net Basis and Branch Profits Taxes. If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.

U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that any of our income has been or will be U.S. Source Domestic Transportation Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35%), and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to our gain not in excess of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profit taxes described above, we would be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income, without benefit of deductions. For 2015, we estimate that the U.S. federal income tax on such U.S. Source International Transportation Income would be approximately $1.2 million if the Section 883 Exemption does not apply, based on the amount of U.S. Source International Transportation Income we earned for 2014. The amount of such tax for which we are liable for any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

2.	Marshall Islands Taxation

Because we and our controlled affiliates do not, and we do not expect that we and our controlled affiliates will, conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates are subject to income, capital gains, profits or other taxation under current Marshall Island law. As a result, distributions by controlled affiliates to us are not subject to Marshall Islands taxation.

3.	Other Taxation

We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions, but, we do not expect any such tax to be material. However, we cannot assure this result as tax laws in these or other jurisdictions may change or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability.

Item 4A. Unresolved Staff Comments

None.

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

Commencing in 2013, our dividend policy is to distribute to our stockholders a fixed quarterly dividend of $0.03 per share ($0.12 per share annually). Prior to 2013, we distributed to our stockholders on a quarterly basis all of our Cash Available for Distribution, subject to any reserves the Board of Directors determined were required for the prudent conduct of our business. Cash Available for Distribution represented net (loss) income, plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by us from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay. Our dividend policy is reviewed by our Board of Directors from time to time.

Significant Developments in 2014 and 2015

Public Share Issuance

In December 2014, we issued 20.0 million shares of Class A common stock in a public offering and 4.2 million shares of Class A common stock to Teekay in a concurrent private placement, at a price of $4.80 per share for gross proceeds of $116.0 million (net proceeds of $111.2 million). In connection with this offering, we granted the underwriters a 30-day option to purchase up to an additional 3 million shares of Class A common stock. The underwriters exercised this option in full and on January 2, 2015, we issued a further 3 million shares of Class A common stock for gross proceeds of $14.4 million (net proceeds of $13.7 million). We used the proceeds from the issuance to acquire modern second hand tankers, as described below, and for general corporate purposes.

Vessel Purchase Commitments

In December 2014, we signed an agreement to acquire one 2008-built Aframax tanker for the purchase price of $37.0 million and placed $3.7 million in an escrow account in connection with this purchase. In December 2014, we also signed agreements to acquire four modern LR2 vessels for a total purchase price of $193.3 million. We took delivery of three and two of these vessels in February and March 2015, respectively. Please see Item 18 – Financial Statements: Note 20 – Subsequent Events.

Investment in Tanker Investments Ltd. (TIL)

In January 2014, we and Teekay jointly created TIL, which seeks to opportunistically acquire, operate, and sell modern secondhand tankers to benefit from an expected recovery of the tanker market. TIL completed a $250 million equity private placement in which we and Teekay co-invested $25 million each for a combined 20% initial ownership in the new company. In addition, we each received a stock purchase warrant to acquire up to an additional 750,000 shares of TIL’s common stock, linked to TIL’s future share price performance. In March 2014, TIL completed a $175 million initial public offering and listed its shares on the Oslo Stock Exchange, which reduced our ownership interest in TIL from 10.0% to 6.5%.

In October 2014, we purchased in the open market an additional 0.9 million common shares in TIL, representing 2.43% of the then outstanding common shares of TIL. We acquired these shares at a price of NOK 69 per share, or a purchase price of $10.0 million. Following completion of the purchase, we held 3.4 million common shares in TIL, representing 8.94% of the then outstanding common shares of TIL. As a result of a TIL share repurchase program, as of December 31, 2014, we owned 9.29% of TIL’s common stock.

As of December 31, 2014, TIL had completed the acquisition of two 2010-built VLCC vessels from us, four 2009-built Suezmax tankers from Teekay Corporation and six 2009, 2010 and 2011-built Aframax tankers and two 2012-built coated Aframax vessels from third parties. As of December 31, 2014, TIL had signed an agreement to acquire four 2009-built and two 2010-built Suezmax tankers from a third party, which are expected to deliver in the first half of 2015, which will bring the total number of vessels owned by TIL to 20.

Acquisition of Teekay’s Commercial and Technical Operations (TTOL)

On August 1, 2014, we purchased from Teekay a 50% interest in TTOL, which owns conventional tanker commercial management and technical management operations, including direct ownership in three commercially managed tanker pools, for an aggregate price of approximately $23.5 million, including net working capital. As consideration for this acquisition, we issued to Teekay 4.2 million Class B common shares, which had an approximate value of $17 million, or $4.03 per share, on the acquisition closing date. In addition, we reimbursed Teekay for $6.5 million of working capital we assumed from Teekay in connection with the purchase.

VLCC Mortgage Loan Resolution and Sale of VLCCs to TIL

In March 2014, we exercised our rights under security documentation to realize the amounts owed under our investment in term loans and assumed full ownership of two 2010-built VLCC vessels, which previously secured our investment in the term loans. At the time of our assumption of ownership, these vessels had a fair value of approximately $144 million, which exceeded the carrying value of the loans. As a result, in the first quarter of 2014 we recognized $9.1 million of interest income owing under the loans.

In May 2014, we sold the two wholly-owned subsidiaries, each of which owned one of the VLCCs, to TIL for aggregate proceeds of $154 million, plus related working capital on closing. We recognized a $10 million gain on the sale of the VLCCs in the second quarter of 2014.

Additional Time Chartered-in Vessels

During the year ended December 31, 2014, we entered into four new in-charter contracts for LR2 vessels and seven new in-charter contracts for Aframax vessels, which were delivered at various times during the year. During the year ended December 31, 2014, we also exercised an option to extend an in-charter contract for one Aframax tanker. These contracts brought our total number of time chartered-in vessels to 12 as of December 31, 2014, increasing our exposure to the spot tanker market.

Commencement of Legal Action for Damages

On April 8, 2013, we entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of our first shipyard installment was contingent on us receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, we exercised our options to order eight additional newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and, informed us that there was no prospect of the refund guarantees being provided under any of the firm or option agreements. Therefore, STX is in breach of the option agreements. In December 2013, we terminated the newbuilding agreements and in February 2014, we terminated the option agreements. In February 2014, we commenced a legal action against STX for damages. In November 2014, we placed $0.6 million into an escrow account as cash security pending the resolution of this matter.

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

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from time charters, voyage charters, pool arrangements, and interest income from investment in term loans. Revenues are affected by hire rates and the number of days a vessel operates. Revenues are also affected by the mix of our business between time charters, voyage charters and vessels operating in pool arrangements. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the ship owner under voyage charters and the customer under time charters.

Net Revenues. Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the type of the charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. We principally use net revenues, a non-GAAP financial measure, because we believe it provides more meaningful information to us about the deployment of our vessels and their performance than does revenues, the most directly comparable financial measure under United States generally accepted accounting principles (or GAAP).

Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Income from Vessel Operations. To assist us in evaluating our operations, we analyze the income we receive after deducting operating expenses, but prior to interest expense and interest income, realized and unrealized gains and losses on derivative instruments, equity income and other expenses.

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

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

Our financial results reflect the results of the interests in vessels acquired from Teekay for all periods the vessels were under common control. During 2012, we acquired four Suezmax tankers, three Aframax tankers, three LR2 product tankers and three MR product tankers from Teekay (which we refer to collectively as the 2012 Acquired Business). The acquisition of these vessels was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interests method. Under this method of accounting our financial statements, for periods prior to the date the interests in these vessels were actually acquired by us, are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay and had begun operations. Our statement of loss for December 31, 2012 includes the 2012 Acquired Business for the periods it was under common control of Teekay prior to the acquisition by us. All financial or operational information contained herein for the periods prior to the date the interests in these vessels were actually acquired by us, and during which we and the applicable vessels were under common control of Teekay, are retroactively adjusted to include the results of these acquired vessels and are collectively referred to as the “Dropdown Predecessor”.

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

•

Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to experience a global manpower shortage of qualified seafarers in certain sectors due to growth in the world fleet and competition for qualified personnel. Going forward, there may be significant increases in crew compensation as vessel and officer supply dynamics continue to change. In addition, factors such as pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations; however increases to operational costs are still likely to occur in the future.

•

The amount and timing of dry dockings of our vessels can significantly affect our revenues between periods. Our vessels are normally off-hire when they are being dry docked. We had nine vessels dry dock in 2014, compared to seven vessels which dry docked in 2013 and one vessel which started dry docking in 2013 and finished in 2014 and four vessels which dry docked in 2012. The total number of off-hire days relating to dry dockings during the years ended December 31, 2014, 2013 and 2012 were 292, 218 and 78, respectively. For our current fleet, there are seven vessels scheduled to dry dock in 2015.

Results of Operations

In accordance with GAAP, we report gross revenues in our consolidated statements of income (loss) and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

Year Ended December 31, 2014 versus Year Ended December 31, 2013

The following table presents our operating results for the years ended December 31, 2014 and 2013 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars)	2014	2013
Revenues	226,475	162,410
Interest income from investment in term loans	9,118	7,677
Less: voyage expenses	(9,984)	(8,337)

Net revenues	225,609	161,750
Vessel operating expenses	(93,022)	(91,667)
Time-charter hire expense	(22,160)	(6,174)
Depreciation and amortization	(50,152)	(47,833)
General and administrative	(11,959)	(12,594)
Gain (loss) on sale of vessels	9,955	(71)

Income from vessel operations	58,271	3,411
Interest expense	(8,741)	(10,023)
Interest income	287	158
Realized and unrealized loss on derivative instruments	(1,712)	(1,524)
Equity income	5,228	854
Other income (expenses)	3,809	(1,014)

Net income (loss)	57,142	(8,138)

Tanker Market

Crude tanker spot rates strengthened considerably during 2014, with rates at the end of the year averaging the highest for a fourth quarter since 2008. Demand for crude oil improved throughout 2014 as positive fleet fundamentals and changing trade patterns were coupled with a near 50% drop in the price of crude oil. The drop in the price of oil was due to supply exceeding demand by close to 0.8 million barrels per day (mb/d) and a decision by OPEC in November 2014 to not cut production in favour of continuing production at around 30 mb/d.

Lower oil prices have encouraged the filling of both strategic and commercial reserves, particularly in China where the government continues to fill the second stage of its Strategic Petroleum Reserve. In addition, refineries have responded to low oil prices by increasing throughput in order to take advantage of improved refining margins. Further, the fall in the price of oil has translated into a reduction in bunker prices, which has been positive for tanker earnings by lowering voyage operating costs.

In the product tanker sector, earnings improved during 2014 over 2013 levels, and by year end averaged the highest for a fourth quarter since 2008. LR2 rates have been supported by record high levels of Asian naphtha imports from the West, coupled with an increase in long-haul product exports as new refineries in the Middle East ramp up production. The reduction in global oil prices has also been positive for the LR2 trade, as lower naphtha prices in relation to liquefied petroleum gas (LPG) has led some petrochemical plants to process more naphtha instead of LPG.

The global tanker fleet grew by 7.2 million deadweight tonnes (mdwt), or 1.4%, in 2014. The majority of the fleet growth during the year was in the product sectors, whereas the crude tanker fleet grew by just 2.2 mdwt, or 0.7%. The global Suezmax and uncoated Aframax fleets reduced in size by three vessels, or 0.6%, and 19 vessels, or 2.9%, respectively. Looking ahead, the global tanker fleet is forecasted to grow by only 1.7% in 2015, with growth again weighted towards the product sectors and another year of negative fleet growth expected for the Suezmax and uncoated Aframax sectors.

Global oil demand, based on an average of forecasts from the International Energy Agency, the Energy Information Administration, and OPEC, is forecasted to grow by 1.0 mb/d in 2015, which is 0.1 mb/d higher than demand growth in 2014. Non-OECD countries, and China in particular, are expected to account for the majority of oil demand growth in 2015. The “call on OPEC” is expected to grow by 0.1 mb/d in 2015, which could be positive for tanker tonne-mile demand in 2015.

The outlook for crude tanker fleet utilization and spot tanker rates is expected to remain positive in 2015 based on a shrinking mid-size crude tanker fleet and a continued increase in tanker tonne-mile demand as more crude oil moves on long-haul trades from the Atlantic to the Pacific basins. The impact of low oil prices, high refinery throughput, and increased onshore stockpiling in the first quarter of 2015 are also expected to support positive tanker demand in the first half of 2015.

Fleet and TCE Rates

As at December 31, 2014, we owned 27 double-hulled conventional oil tankers, time-chartered in eight Aframax tankers and four LR2 product tankers from third parties and owned a 50% interest in one VLCC. The number of vessels we own, as well as our financial and operational results, includes the Dropdown Predecessor in all relevant periods presented. Please read Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies included in the notes to our consolidated financial statements included in this Annual Report.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2014 and 2013:

	Year Ended December 31, 2014			Year Ended December 31, 2013
	Net Revenues (1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3) (in thousands)	Revenue Days	Average TCE per Revenue Day
Voyage-charter contracts - Suezmax	$67,221	2,926	$22,976	$38,659	2,817	$13,550
Voyage-charter contracts - Aframax	$37,777	1,692	$22,321	$14,472	1,183	$12,063
Voyage-charter contracts - LR2	$30,294	1,698	$17,842	$14,633	1,094	$13,164
Voyage-charter contracts - MR	$9,828	697	$14,108	$7,474	555	$13,414
Voyage-charter contracts - VLCC	$1,323	96	$13,805	—	—	—
Time-charter contracts - Suezmax	$13,727	676	$20,292	$13,560	680	$19,875
Time-charter contracts - Aframax	$51,761	2,928	$17,676	$57,226	3,314	$17,140
Time-charter contracts - MR	$13,170	365	$36,081	$16,599	517	$32,008

Total	$225,101	11,078	$20,319	$162,623	10,160	$15,861

(1)	Excludes a total of $6.9 million in pool management fees and commissions payable for commercial management of our vessels and $1.8 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loan of $9.1 million and $7.7 million for 2014 and 2013, respectively.
(3)	Excludes a total of $5.3 million in pool management fees and commissions payable for commercial management of our vessels and $3.2 million in off-hire bunker and other expenses.

Net Revenues. Net revenues increased to $225.6 million for 2014 from $161.8 million for 2013 primarily due to:

•	an increase of $26.6 million resulting from higher average realized rates earned by our Suezmax tankers in 2014 compared to 2013;

•

a net increase of $24.4 million due to the addition of seven in-chartered Aframax tankers and four in-chartered LR2 product tankers in 2014, the addition of two VLCCs in March 2014 that were subsequently sold to TIL in May 2014 and the full year impact of an Aframax tanker in-chartered in 2013, partially offset by the redelivery of an in-chartered Aframax tanker to its owner in 2013;

•	an increase of $12.1 million resulting from higher average realized rates earned by our Aframax tankers in 2014 compared to 2013;

•	an increase of $5.1 million resulting from higher average realized rates earned by our LR2 product tankers in 2014 compared to 2013;

•	an increase of $1.4 million due to an increase in interest income earned on our investments in term loans;

•	a net increase of $0.6 million due to lower management fees, commissions, off-hire bunker expense and other expenses; and

•	an increase of $0.4 million resulting from higher average realized rates earned by our MR product tankers in 2014 compared to 2013;

partially offset by

•	a net decrease of $4.6 million resulting from various vessels changing employment between fixed-rate charters and voyage charters; and

•	a net decrease of $2.4 million due to more off-hire days in 2014 compared to 2013.

Vessel Operating Expenses. Vessel operating expenses increased to $93.0 million for 2014 from $91.7 million for 2013 primarily due to:

•

an increase of $2.2 million relating primarily to more repairs conducted in 2014 on certain of our vessels, including a heating coil repair on a Suezmax tanker at a cost of $1.3 million during the first quarter of 2014, for which we received an indemnification payment from Teekay; and

•

an increase of $1.0 million for the year ended December 31, 2014 relating to the operating expenses incurred by the two VLCCs, which joined our fleet in March 2014 and which we subsequently sold to TIL in May 2014;

partially offset by

•	a decrease of $1.8 million relating to lower levels of planned maintenance, equipment overhauls and purchases of consumables in 2014 as compared to 2013.

Time-charter Hire Expense. Time-charter hire expense increased to $22.2 million for 2014 from $6.2 million for 2013 due to the addition of seven in-chartered Aframax tankers and four LR2 tankers to our fleet in the year ended December 31, 2014, partially offset by the redelivery of one previously in-chartered Aframax tanker to its owner in the third quarter of 2013.

Depreciation and Amortization. Depreciation and amortization increased to $50.2 million for 2014 from $47.8 million for 2013. The increase primarily relates to higher amortization of dry-docking expenditures in 2014 as compared to the prior year.

General and Administrative Expenses. General and administrative expenses decreased to $12.0 million for 2014 compared to $12.6 million for 2013, primarily due to:

•	a net decrease of $0.9 million due to lower administrative and strategic fees partially offset by higher equity-based compensation expenses incurred in 2014;

partially offset by

•	an increase of $0.4 million as a result of higher corporate expenses incurred primarily as a result of increased legal expenses related to the STX arbitration and other projects.

Gain (loss) on Sale of Vessels. Gain on sale of vessels of $10.0 million for the year ended December 31, 2014 related to the sale of two wholly-owned subsidiaries, each of which owned one VLCC, to TIL for aggregate proceeds of $154.0 million plus related working capital on closing. The subsidiaries had a net book value of $144.0 million at the time of the transaction.

Interest Expense. Interest expense decreased to $8.7 million for 2014 from $10.0 million for 2013, primarily due to the prepayment of $152 million on one of our revolving credit facilities in May 2014 using the gross proceeds from the sale of two wholly-owned subsidiaries to TIL in May 2014, as well as lower average balances of fixed-rate debt due to scheduled repayments made on the fixed-rate facilities during the year ended December 31, 2014.

Realized and unrealized loss on derivative instruments. Realized and unrealized loss on derivative instruments increased to $1.7 million for 2014 from $1.5 million for 2013. Realized and unrealized loss on derivative instruments is comprised of realized and unrealized gains or losses on our interest rate swaps and unrealized gains or losses on a stock purchase warrant issued to us by TIL.

Realized and unrealized losses on interest rate swaps were $2.9 million for the year ended December 31, 2014, compared to $1.5 million for the year ended December 31, 2013. During 2014 and 2013, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $300 million and $322.9 million, respectively, and with weighted average fixed rates of approximately 3.59% and 3.42%, respectively. Short term variable benchmark interest rates during these periods were generally less than 1.0%. As a result, we incurred realized losses of $10.0 million and $9.9 million for the years ended December 31, 2014 and 2013, respectively, under the interest rate swap agreements.

The changes in the fair value of the interest rate swaps resulted in unrealized gains of $7.1 million and $8.4 million for the years ended December 31, 2014 and 2013, respectively, due to an increase in long-term benchmark interest rates in both years.

In addition to our interest rate swaps, we have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant had a fair value of $4.7 million as of December 31, 2014 and we recognized an unrealized gain of $1.2 million for the year ended December 31, 2014.

Please see Item 5 - Operating and Financial Review and Prospects – Valuation of Derivative Instruments, which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material changes in realized and unrealized loss or gain on derivative instruments from period to period.

Equity income.

	Year Ended December 31,
(in thousands of U.S. dollars)	2014	2013
High-Q Joint Venture	2,702	854
Tanker Investments Ltd.	(184)	—
Dilution gain in respect of the Initial Public Offering of Tanker Investments Ltd.	2,054	—
Teekay Tanker Operations Ltd.	656	—

Total equity income	5,228	854

We recorded equity income of $5.2 million and $0.9 million for the year ended December 31, 2014 and 2013, respectively. The increase of $4.3 million is primarily due to higher equity income earned from the full year of operations of the VLCC owned in our investment in the High-Q joint venture as well as equity income from our investment in TTOL, partially offset by the equity loss from our investment in TIL for the year ended December 31, 2014. In the year ended December 31, 2014, we also recognized a $2.1 million dilution gain as a result of our reduced ownership in TIL from TIL’s share issuance completed as part of its initial public offering in March 2014.

The High-Q joint venture has an interest swap agreement which exchanges a receipt of floating interest for a payment of fixed interest to reduce the joint venture’s exposure to interest rate variability on its outstanding floating rate debt. Our proportionate share of realized and unrealized gains or losses relating to this instrument has been included in the equity income from the High-Q joint venture. For the years ended December 31, 2014 and 2013, our proportionate share of realized losses was $0.4 million and $0.2 million, respectively, and unrealized losses were $nil and $0.1 million, respectively.

Other income (expenses). Other income was $3.8 million in 2014, compared to other expenses of $1.0 million in 2013. The increase primarily relates to income of $3.4 million recognized upon receipt of the TIL stock purchase warrant in the first quarter of 2014, which we received for our involvement in the formation of TIL, as well as favorable foreign exchange fluctuations and a decrease in our estimate of freight tax expenses for the year ended December 31, 2014 as compared to the prior year.

Net Income (Loss). As a result of the foregoing factors, we recorded net income of $57.1 million for 2014, compared to a loss of $8.1 million for 2013.

Year Ended December 31, 2013 versus Year Ended December 31, 2012

The following table presents our operating results for 2013 and 2012 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars)	2013	2012
Revenues	162,410	185,930
Interest income from investment in term loans	7,677	11,499
Less: voyage expenses	(8,337)	(4,618)

Net revenues	161,750	192,811
Vessel operating expenses	(91,667)	(96,160)
Time-charter hire expense	(6,174)	(3,950)
Depreciation and amortization	(47,833)	(72,365)
General and administrative	(12,594)	(7,985)
Vessel impairment and net loss on sale of vessels	(71)	(352,546)

Income (loss) from vessel operations	3,411	(340,195)
Interest expense	(10,023)	(20,009)
Interest income	158	50
Realized and unrealized loss on derivative instruments	(1,524)	(7,963)
Equity income (loss)	854	(1)
Other expenses	(1,014)	(2,063)

Net loss	(8,138)	(370,181)

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

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2013 and 2012:

	Year Ended December 31, 2013			Year Ended December 31, 2012
	Net Revenues (1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3) (in thousands)	Revenue Days	Average TCE per Revenue Day
Voyage-charter contracts - Suezmax	$38,659	2,817	$13,550	$32,983	1,865	$17,688
Voyage-charter contracts - Aframax	$14,472	1,183	$12,063	$19,279	1,583	$12,179
Voyage-charter contracts - LR2	$14,633	1,094	$13,164	$13,568	1,098	$12,357
Voyage-charter contracts - MR	$7,474	555	$13,414	—	—	—
Time-charter contracts - Suezmax	$13,560	680	$19,875	$37,529	1,682	$22,311
Time-charter contracts - Aframax	$57,226	3,314	$17,140	$56,039	3,043	$18,418
Time-charter contracts - MR	$16,599	517	$32,008	$28,063	1,092	$25,711

Total	$162,623	10,160	$15,861	$187,461	10,363	$18,091

(1)	Excludes a total of $5.3 million in pool management fees and commissions payable for commercial management of our vessels and $3.2 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loan of $7.7 million and $11.5 million for 2013 and 2012, respectively.
(3)	Excludes a total of $4.7 million in pool management fees and commissions payable for commercial management of our vessels and $1.5 million in off-hire bunker and other expenses.

Net Revenues. Net revenues decreased to $161.8 million for 2013 from $192.8 million for 2012, primarily due to:

•	a net decrease of $15.2 million resulting from various vessels changing employment between fixed-rate charters and voyage charters;

•	a decrease of $11.4 million resulting from lower average realized rates earned by our Suezmax tankers in 2013 compared to 2012;

•	a decrease of $3.8 million due to the sale of the Nassau Spirit in January 2013;

•	a decrease of $3.8 million due to a decrease in interest income earned on our investments in term loans;

•	a decrease of $3.4 million resulting from lower average realized rates earned by our Aframax tankers in 2013 compared to 2012;

•	a decrease of $2.3 million due to an increase in pool management fees, pool commissions and off-hire bunker expenses in 2013 compared to 2012; and

•	a net decrease of $1.1 million due to more off-hire days in 2013 compared to 2012;

partially offset by

•	an increase of $7.0 million resulting from higher average realized rates earned by our MR product tankers in 2013 compared to 2012;

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

Time-charter Hire Expense. Time-charter hire expense increased to $6.2 million for 2013 compared to $4.0 million for 2012 due to the addition of one Aframax tanker to our fleet in the first quarter of 2013.

Depreciation and Amortization. Depreciation and amortization decreased to $47.8 million for 2013 compared to $72.4 million for 2012. The decrease in 2013 relates primarily to the vessel write down of seven Suezmax tankers, four Aframax tankers and one product tanker recorded in the fourth quarter of 2012 and the sale of the Nassau Spirit. Please see Item 18 – Financial Statements: Note 18 – Vessel Sales, Vessel Acquisitions and Vessel Impairments included in the notes to our consolidated financial statements attached to this Annual Report.

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

Realized and unrealized loss on derivative instruments. Realized and unrealized losses on interest rate swaps were $1.5 million for the year ended December 31, 2013, compared to $8.0 million for the year ended December 31, 2012. During 2013 and 2012, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $322.9 million and $415.0 million, respectively, and with weighted average fixed rates of approximately 3.42% and 2.87%, respectively. Short term variable benchmark interest rates during these periods were generally less than 1.0%, and, as a result, we incurred realized losses of $9.9 million and $9.6 million, respectively, during 2013 and 2012 under the interest rate swap agreements.

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

Equity income (loss). We recorded equity income of $0.9 million in the year ended December 31, 2013, compared to $(1) thousand in the prior year. This income represents our 50% share of the income earned by the joint venture, jointly controlled by us and Wah Kwong Maritime Transport Holdings Ltd., from the operation of the VLCC from its delivery date of June 14, 2013.

Other expenses. Other expenses were $1.0 million in 2013, compared to $2.1 million in 2012. The decrease in other expenses is primarily related to a decrease in our estimate of freight tax expenses due to a decreased number of voyages to certain fright tax jurisdictions and a change in the foreign exchange for the year ended December 31, 2103 as compared to the prior year.

Net Loss. As a result of the foregoing factors, we recorded a net loss of $8.1 million for 2013, compared to a loss of $370.2 million for 2012.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at December 31, 2014, our total cash and cash equivalents were $162.8 million, compared to $25.6 million at December 31, 2013. Our cash balance at December 31, 2014 had increased as a result of our December 2014 public offering and concurrent private placement of our Class A common stock, which generated net proceeds of $111.2 million to be used to fund, in part, our acquisition of five vessels for a total purchase price of $230.3 million in early 2015. Subsequent to December 31, 2014, we also secured a loan facility in the amount of $126.6 million with a maturity date of January 30, 2016, raised an additional $13.7 million of net proceeds from the issuance of shares upon the exercise by the underwriters of their option to purchase shares in connection with our December 2014 public offering, and prepaid $95.0 million of one of our revolving credit facilities.

Our total liquidity, including cash, cash equivalents and undrawn credit facilities, was $289.0 million as at December 31, 2014, compared to $173.8 million as at December 31, 2013. Including the proceeds from January 2015 share issuance referred to above, our liquidity increased to $302.7 million. We believe that our working capital is sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, funding the purchase of five vessels, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. Through December 31, 2012, we distributed the majority of our cash flow to shareholders through a full payout dividend policy, subject to certain reserves determined by our Board of Directors. Our Board of Directors modified our dividend policy, and commencing in the first quarter of 2013, we pay a fixed quarterly dividend of $0.03 per share on our common shares, which amount is reviewed from time to time by our Board of Directors.

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

Our primary revolving credit facility is repayable in full in November 2017. As of December 31, 2014, the facility had an outstanding balance of $452.0 million, of which we prepaid $95.0 million in January 2015. Immediately preceding its maturity in November 2017, the maximum amount available under the facility is $349.4 million. Our ability to refinance any amounts outstanding under this facility on or prior to maturity in November 2017 will likely depend on the strength of the tanker market. If the tanker market weakens materially, we may need to raise additional liquidity through issuance of common shares, preferred shares or bonds, or a combination thereof. Alternatively, we may seek to renegotiate our primary revolving credit facility to extend repayment of the facility. This may result in an increase in the rate of interest we pay on amounts borrowed under the facility. In addition, our liquidity requirements in 2017 may impact the types of investments we make prior to this date.

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 8 - Long-Term Debt to our consolidated financial statements included in this Annual Report. Our revolving credit facilities and term loans contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, making certain negative pledges or granting certain liens, and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we do not currently expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2014, we and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

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

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2014	2013	2012
Net cash flow from operating activities	13,603	6,202	27,542
Net cash flow provided by (used for) financing activities	13,721	(1,097)	(13,905)
Net cash flow provided by (used for) investing activities	109,827	(5,800)	(5,862)

Operating Cash Flows

Changes in net cash flow from operating activities primarily reflect fluctuations in spot tanker rates, change in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to historical fluctuations in operating cash flows as a result of highly cyclical spot tanker rates.

Net cash flow from operating activities increased to $13.6 million in 2014, compared to $6.2 million in 2013, primarily as a result of the following:

•

a net increase of $50.3 million in operating earnings before depreciation, amortization, unrealized gains/losses on derivative instruments, equity income, gain (loss) on sale of vessels and changes in other non-cash items related to operating activities, primarily as a result of higher average realized TCE rates in the spot market and our increased exposure to the spot market due to the addition of seven time-chartered in Aframax vessels and four time-chartered in LR2 vessels in the year ended December 31, 2014, which traded in the Teekay-managed pools as well as placing certain of our vessels in Teekay pools upon expiration of their time-charter out contracts; and

•

a net increase of $2.2 million due to fewer expenditures on dry-docking activities in 2014 as a result of a lower average cost per dry dock of an Aframax or an MR vessel as compared to a Suezmax vessel. In 2014, we dry docked seven Aframax tankers, one MR and one Suezmax tanker, whereas in 2013, six Suezmax and two Aframax tankers underwent scheduled drydockings;

partially offset by

•

a net decrease of $45.1 million due to changes in non-cash working capital relating to our vessel operations primarily due to an increase in pool receivables from affiliates as a result of higher average realized spot rates in 2014 and an increase in fleet size. Due from affiliates also increased mainly as a result of additional cash and bunker contributions we paid when our newly time-chartered in vessels joined Teekay pools and when our vessels joined Teekay pools upon the expiration of their time-charter out contracts.

Net cash flow from operating activities decreased to $6.2 million in 2013, compared to $27.5 million in 2012, primarily as a result of the following:

•

a net decrease of $32.3 million in operating earnings before interest, depreciation, amortization, unrealized gains/losses on derivative instruments, equity income, impairment and changes in other non-cash items related to operating activities, primarily as a result of lower average realized TCE rates and an increase in voyage and time-charter hire expenses in 2013 as compared to 2012; and

•	a net decrease of $12.2 million due to dry-docking expenditures for eight vessels in 2013 compared to four in 2012;

partially offset by

•	a net increase of $13.2 million due to changes in non-cash working capital relating to our vessel operations; and

•

a net increase of $10.0 million due to lower interest expenses on our debt for the year ended December 31, 2013 compared to the prior year as a result of replacing long-term debt of the Dropdown Predecessor, bearing interest rate at 8.5% with revolving credit facilities, which had an average outstanding interest rate of approximately 1.3% in 2013.

Financing Cash Flows

Net cash inflow from financing activities increased to $13.7 million in 2014, compared to net cash outflow of $1.1 million in 2013, primarily as a result of the following:

•

a net increase in financing cash inflows of $44.5 million as a result of additional borrowings under our debt facilities and a decrease in repayments of debt facilities. For the year ended December 31, 2014 compared to the 2013, we borrowed $39.6 million more under our revolving credit facilities and term loans and repaid $4.9 million less in scheduled debt repayments;

•

an increase of $111.2 million in cash received from a public offering and concurrent private placement of our shares in December 2014. We issued 24.2 million shares of Class A common stock at $4.80 per share for the net proceeds of $111.2 million in the December 2014 public offering and concurrent private placement. We undertook no public offerings or private placements in 2013; and

•	an increase of $1.3 million due to an indemnification payment received from Teekay for the repairs performed on the heating coils of one Suezmax tanker we purchased from Teekay in 2010;

partially offset by

•	an increase of $142.0 million in cash outflows due to increased long-term debt prepayments (primarily as a result of cash generated from our sale of two VLCCs as described in the investing section).

Net cash outflow from financing activities was $1.1 million in 2013, compared to $13.9 million in 2012, as a result of the following:

•

a net increase in financing cash inflows of $50.2 million as a result of net borrowing, repayments, and prepayments on our credit facilities. For the year ended December 31, 2013 compared to the 2012, we borrowed $26.9 million more from our revolving credit facilities; repaid $11.7 million more in scheduled debt repayments; and decreased our prepayments of long term debt by $35.0 million;

•	an increase in financing cash inflows of $22.2 million as a result of lower dividend payments for the year ended December 31, 2013 compared to the prior year; and

•	a net decrease of $6.2 million in cash outflow resulting from the net financing activities of the Dropdown Predecessor;

partially offset by

•

a decrease of $65.8 million in cash received from public offerings 2013 compared to the year ended December 31, 2012. We undertook no public offerings in 2013, compared with a public offering during 2012 in which we issued 17.3 million shares at $4.00 per share for net proceeds of $65.8 million.

Investing Cash Flows

Net cash provided by investing activities increased to $109.8 million in 2014, compared to net cash used for investing activities of $5.8 million in the prior year, primarily as a result of the following:

•	an increase of $154.0 million in cash inflows due to gross proceeds from the sale of two wholly-owned subsidiaries, each of which owned one VLCC, to TIL in May 2014; and

•

an increase of $10.3 million in cash inflows due to the term loan advance recoveries made as a result of our taking ownership of the two 2010-built VLCC tankers, which were collateral for all amounts owing under the term loans;

partially offset by

•

cash outflows of $35.6 million for investments in equity accounted investments during 2014. We invested $35.0 million in common shares of TIL, paid $6.5 million in connection with the purchase of our investment in TTOL and received a net repayment of $2.0 million from the High-Q joint venture in the year ended December 31, 2014, as compared to $3.9 million of advances to the High-Q joint venture in the year ended December 31, 2013;

•	a decrease of $9.1 million due to the sale of one Aframax tanker in January 2013 for proceeds of $9.1 million;

•	a decrease of $3.7 million due to a deposit placed in escrow in 2014 for the purchase of one Aframax tanker, which was delivered in the first quarter of 2015; and

•	an increase of $0.2 million in cash outflows during 2014 for upgrades and other capital expenditures on our fleet.

Net cash used for investing activities for the year ended December 31, 2013 decreased to $5.8 million, compared to $5.9 million in 2012, as a result of the following:

•	a decrease in cash used for investing activities of $9.1 million in 2013 as a result of proceeds received from the sale of one Aframax tanker, the Nassau Spirit, which was sold in January 2013; and

•	a decrease in cash used for investing activities of $0.6 million due to a reduction in expenditures for vessel and equipment for the year ended December 31, 2013 compared to the prior year;

partially offset by

•

an net increase in cash used for investing activities of $9.1 million due to additional funding, which was required to negotiate the release from detention in Egypt of one of the VLCCs securing our investment in term loans as well as to fund operating expenditures related to the VLCCs then trading under our management in the spot tanker market; and

•

an increase of $0.5 million primarily as a result of our funding to our 50/50 joint venture to meet shipyard obligations for the construction of a VLCC newbuilding, which was completed in June of 2013.

Please read Item 18 – Financial Statements: Note 5 – Investment in Term Loans and Note 6 - Investments in and advances to equity accounted investments for specific details on our investment in term loans and 50/50 joint venture activities included in the notes to our consolidated financial statements attached in this Annual Report.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2014:

(in millions of U.S. dollars)	Total	2015	2016 and 2017	2018 and 2019	Beyond 2019
U.S. Dollar-Denominated Obligations
Long-term debt (1)	656.1	42.0	497.9	76.4	39.8
Chartered-in vessels (operating leases) (2)	62.3	49.0	13.3	—	—

Total	718.4	91.0	511.2	76.4	39.8

(1)

Excludes all expected interest payments of $6.5 million (2015), $9.0 million (2016 and 2017), $1.6 million (2018 and 2019), and $0.6 million (beyond 2019). Expected interest payments are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.90% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.3% to 1.0% at December 31, 2014. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)

Excludes payments required if we execute all options to extend the terms of in-chartered leases. If we exercise all options to extend the terms of in-chartered leases, we would expect to be obligated to additional total payments of $65.3 million (2015), $32.3 million (2016), $7.4 million (2017) and $5.6 million (2018).

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

Vessel Lives and Impairment

Description. Acquisitions of vessels from Teekay were deemed to be business acquisitions between entities under common control. Accordingly, the carrying value of each such vessel represents Teekay’s carrying value at the date we acquired the vessel, less subsequent depreciation and impairment charges. We depreciate the original cost, less an estimated residual value, of these vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature.

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

The following table presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value as of January 1, 2015. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels in 2014 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

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

Aframax, Suezmax and Product Tankers (in thousands of USD, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Conventional Tankers (2)	3	$40,800	$55,331
Conventional Tankers (3)	17	$487,400	$584,617
Total	20	$528,200	$639,948

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

Valuation of Derivative Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. We also have a stock purchase warrant from our involvement in the formation of TIL. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statement of loss.

Judgments and Uncertainties. The fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements and a stock purchase warrant.

The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates and the current credit worthiness of ourselves and the swap counterparties. The estimated amount for interest rate swap agreements is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

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

The estimated value of the stock purchase warrant was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. The fair value of our stock purchase warrant at the end of each period is most significantly impacted by the stock price of TIL and the expected volatility of the TIL stock price. TIL seeks to opportunistically acquire, operate and sell modern second hand tankers to benefit from an expected recovery in the current cyclical low of the tanker market. Pending such transactions, TIL is employing its oil tankers on the spot market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes in the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in the value of TIL’s vessels, TIL’s stock price and the value of the stock purchase warrant we hold.

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the interest rate swap agreements or sell the stock purchase warrant at the reporting date, the amount we would pay or receive to terminate the interest rate swap agreements and the amount we would receive upon sale of the stock purchase warrant may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 – Financial Statements: Note 9 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of loss.

Item 6. Directors, Senior Management and Employees

Our Board of Directors and executive officers oversee and supervise our operations. Subject to this oversight and supervision, our operations are managed generally by our Manager.

Our President and Chief Executive Officer, Kevin Mackay and our Chief Financial Officer, Vincent Lok allocate their time between managing our business and affairs directly as such officers and indirectly as officers of our Manager, and the business and affairs of Teekay Corporation, for which they also serve as executive team member and Executive Vice President and Chief Financial Officer, respectively. The amount of time Messrs. Mackay and Lok allocate among our business and the businesses of Teekay Corporation, our Manager and other subsidiaries of Teekay Corporation varies from time to time depending on the various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

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

Please also read Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions.

Directors and Executive Officers of Teekay Tankers Ltd.

The following table provides information about the directors and executive officers of Teekay Tankers Ltd. Directors are elected for one-year terms. The business address of each of our directors and officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Ages of the directors and executive officers are as of December 31, 2014.

Name	Age	Position
Arthur Bensler	57	Chairman of the Board of Directors
Kevin Mackay	46	President and Chief Executive Officer (1)
Vincent Lok	46	Chief Financial Officer
Richard J.F. Bronks	49	Director (2)
William Lawes	71	Director (2)
Bjorn Moller	57	Director
Richard T. du Moulin	68	Director (2)

(1)	Effective June 20, 2014.
(2)	Member of Audit Committee, Conflicts Committee, and Nominating and Governance Committee.

Certain biographical information about each of these individuals is set forth below.

Arthur Bensler joined our Board of Directors as Chairman on June 12, 2013. He has served as our Corporate Secretary from 2007 to September 2014 and as General Counsel to the Company since its inception. Mr. Bensler is Executive Vice President and General Counsel of Teekay Corporation and President of Teekay Shipping (Canada) Ltd. He has more than 15 years of experience in the shipping industry, joining Teekay Corporation in 1998 as General Counsel. He was promoted to the position of Vice President and General Counsel in 2002, became the Corporate Secretary of Teekay Corporation in 2003 and was further promoted to Executive Vice President and General Counsel in 2006. Mr. Bensler served as Committee Director of the Britannia Steamship Insurance Association Limited from January 2005 to April 2010 and has served as a Committee Director of The Standard Club Ltd., a mutual insurance association, since November 2010, where he is also a member of the Nominating & Governance Committee and the Strategy Committee.

Kevin Mackay was appointed as our President & Chief Executive Officer on June 20, 2014 and also leads a global network of commercial offices in Asia, Europe and North America, with the responsibility of marketing Teekay’s fleet of conventional tankers. Mr. Mackay joined Teekay from Phillips 66, where he headed the global marine business unit, responsible for all aspects of marine transportation, including chartering, operations, demurrage, strategy and freight trading, business improvement and marine risk management. He held a similar role as the General Manager, Commercial Marine at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then joined AET Inc. Limited (AET) (formerly American Eagle Tankers Inc.) in Houston, where he ultimately was the Regional Director - Americas, Senior Vice President, responsible for AET’s business in the Americas. Mr. Mackay holds a B.Sc. (Econ) Honours from the London School of Economics & Political Science.

Vincent Lok has served as our Chief Financial Officer since October 2007. Mr. Lok has served as Teekay Corporation’s Executive Vice President and Chief Financial Officer since July 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in March 2002 and Senior Vice President and Treasurer in February 2004. He was subsequently appointed Senior Vice President and Chief Financial Officer in November 2006. Mr. Lok also serves as the Chief Financial Officer of our Manager. Prior to joining Teekay Corporation, Mr. Lok worked as a Chartered Accountant with Deloitte & Touche LLP. Mr. Lok is also a Chartered Financial Analyst.

Richard J.F. Bronks joined our Board of Directors in January 2008. Mr. Bronks retired from Goldman Sachs in 2007, where he held a number of positions during his career. From 2004 until March 2007, Mr. Bronks was responsible for building Goldman Sachs’ equity, bond and loan financing business in emerging markets, including Central and Eastern Europe, Russia, the Former Soviet Union, the Middle East, Turkey and Africa. From 1999 to 2004, Mr. Bronks served as a co-head of Goldman’s global commodity business, engaged in the trading of commodities and commodity derivatives, and the shipping and storage of physical commodities. From 1993 to 1999, Mr. Bronks served as a member of Goldman’s oil derivatives business in London and New York. Prior to joining Goldman Sachs, Mr. Bronks was employed by BP Oil International, in both its oil derivatives business and its crude oil trading business.

William Lawes joined our Board of Directors in January 2008. In January 2014, Mr. Lawes also joined the board of Tanker Investments Ltd., an Oslo Stock Exchange listed company established by Teekay Corporation and Teekay Tankers and served as Chairman of the Audit Committee in 2014. Mr. Lawes served as a Managing Director and a member of the Europe, Africa and Middle East Regional Senior Management Board of JPMorgan Chase and its predecessor banks based in London from 1987 until 2002. His functional responsibility was Chief Credit and Counterparty Risk Officer for the region. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland. Since March 2005, Mr. Lawes has served as a Director and Chairman of the Audit Committee of Diana Shipping Inc., a global provider of shipping transportation services. Prior to his retirement in 2010, Mr. Lawes was a trustee and Chairman of the Finance and Audit Committee of Care International UK, a global humanitarian charity, for 12 years.

Bjorn Moller served as our Chief Executive Officer from October 2007 until March 2011. Mr. Moller also served as the President and Chief Executive Officer of Teekay Corporation from April 1998 until March 2011. He also served as Vice Chairman and Director of Teekay GP L.L.C. from when it was formed in November 2004, and Vice Chairman and Director of Teekay Offshore GP L.L.C. from when it was formed in August 2006, in each case until March 2011. Mr. Moller continues to serve as a Director of Teekay Tankers and Teekay Corporation and is a director of Kattegat Limited, the parent company of Resolute Investments, Ltd., the largest shareholder of Teekay Corporation. Mr. Moller has over 35 years of experience in the shipping industry, and served as Chairman of the International Tanker Owners Pollution Federation from 2006 to 2013. He served in senior management positions with Teekay Corporation for more than 20 years, and led Teekay’s overall operations from January 1997, following his promotion to the position of Chief Operating Officer. Prior to that, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities.

Richard T. du Moulin joined our Board of Directors in December 2007. Mr. du Moulin is currently the President of Intrepid Shipping L.L.C., a position he has held since he founded Intrepid Shipping in 2002. From 1998 to 2002, Mr. du Moulin served as Chairman and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chairman of the Seamens Church Institute of New York and New Jersey. Mr. du Moulin currently serves as a Director of Tidewater Inc. and is on the board of Pangaea Logistics Solutions, Ltd., a dry bulk shipping company. Mr. du Moulin served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999 and served as a director of Globe Wireless L.L.C.

Compensation of Directors and Senior Management

Executive Compensation

Our executive officers are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or its subsidiaries, and we reimburse Teekay Corporation for time spent by our executive officers on our management matters. This reimbursement is a component of the management fee we pay our Manager, pursuant to the Management Agreement. The aggregate amount of such reimbursement for the year ended December 31, 2014 was $1.1 million (2013: $1.4 million; and 2012: $1.1 million).

Compensation of Directors

Officers of us or Teekay Corporation who serve as our directors do not receive additional compensation for their service as directors. Each of our non-employee directors receives compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-employee directors receive an annual cash fee of $50,000 and an annual award of $70,000 paid by way of a grant of at the non-employee director’s choice restricted stock units or stock options. In addition, members of the Audit Committee each receive a committee cash fee of $7,500 per year, and the chair of the Audit Committee receives a fee of $12,500 for serving in that role. Members of the Conflicts Committee each receive a committee fee of $7,500 per year, and the chair of the Conflicts Committee receives a fee of $12,500 for serving in that role. The chair of the Nominating and Governance Committee receives a fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors and committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2014, our four non-employee directors received an aggregate of $260,000 in cash fees for their services as directors (2013: $301,250; 2012: $342,500). In addition each non-employee director received a $70,000 annual award for 2014 to be paid by way of a grant of, at the director’s choice, restricted stock units or stock options, granted under our 2007 Long-Term Incentive Plan Pursuant to this annual retainer, during 2014, we granted options to purchase up to 152,346 shares of Class A Common Stock at an exercise price of $4.10 and 17,073 restricted stock units (2013: 142,157; and 2012: 82,573) to non-employee directors. The stock options and restricted stock units vest immediately.

Long-Term Incentive Program

In the year ended December 31, 2014, we granted under our 2007 Long-Term Incentive Plan options to acquire up to 110,829 shares of Class A Common stock and 586,014 restricted stock units to certain employees of Teekay’s subsidiaries that provide services to us. Each option under the plans has a 10-year term and vests equally over three years from the grant date. Each restricted stock unit is equal in value to one share of our common shares plus reinvested distributions from the grant date to the vesting date. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of shares of Class A common stock. We intend to satisfy these grants by issuing shares from authorized capital. Please read Item 18 – Financial Statements: Note 12 – Capital Stock.

Board Practices

Our Board of Directors (or the Board) currently consists of five members. Directors are appointed to serve for a one-year term and until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of our directors, other than Bjorn Moller, previous Chief Executive Officer of Teekay Corporation, and Arthur Bensler, the Executive Vice President and General Counsel of Teekay Corporation, has no material relationship with Teekay Tankers (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers) and is independent within the meaning of Teekay Tankers’ director independence standards, which reflect the NYSE director independence standards, as currently in effect and as they may be changed from time to time.

The Board has adopted our Corporate Governance Guidelines that address, among other things, director qualification standards, director functions and responsibilities, director access to management, director compensation and management succession. This document is available under the “About Us—Corporate Governance” section of our website (www.teekaytankers.com).

NYSE does not require a company like ours, which is a “foreign private issuer” and of which more than 50% of the voting power is held by another company, to have a majority of independent directors on the Board of Directors or to establish compensation or nominating/corporate governance committees composed of independent directors

Nevertheless, the Board has the following three committees: Audit Committee, Conflicts Committee, and Nominating and Governance Committee. The membership of these committees as of December 31, 2014 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Other Information—Corporate Governance” in the Investor Centre of our Web site at www.teekay.com. During 2014, the Board held six meetings. Directors attended all board meetings, with the exception of two board members who did not attend one meeting. There were three committee member absences from a total of 16 committee meetings in 2014.

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

Our Nominating and Governance Committee is comprised entirely of directors who satisfy the general NYSE independence standards. Our Nominating and Governance Committee is comprised of Richard J.F. Bronks (Chair), Richard du Moulin and William Lawes.

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

As of December 31, 2014, approximately 1,239 seagoing staff served on our vessels. The majority of our subsidiaries employ seagoing staff directly and certain subsidiaries of Teekay Corporation employ the crews for one of our vessels. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries.

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

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of December 31, 2014, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of March 1, 2015 (60 days after December 31, 2014) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned(1)
All directors and executive officers as a group (7 persons)(1)	390,368	0.4%	0.3%

(1)	Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation. Please read Item 7 - Major Shareholders and Related Party Transactions for more detail.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership, as of February 28, 2015, of our Class A and Class B common stock by each entity or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, an entity or group beneficially owns any shares that the entity or group has the right to acquire as of June 30, 2015 (60 days after April 1, 2015) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Class B Common Stock	Percent of Class B Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned
Teekay Corporation(1)	12,643,196	12.9%	16,720,945	100.0%	25.5%
T. Rowe Price Associates, Inc., T. Rowe Price Small-Cap Values Fund, Inc., as a group(2)	8,654,323	8.8%	—	0.0%	7.5%
Huber Capital Management, LLC(3)	5,421,092	5.5%	—	0.0%	4.7%

(1)	The voting power represented by shares beneficially owned by Teekay Corporation is 7.0% for Class A common stock, 45.9% for Class B common stock and 52.9% for total Class A and Class B common stock.
(2)

According to the Schedule 13G filed with the SEC on February 10, 2015, T. Rowe Price Associates, Inc. has sole voting power as to 2,275,660 of the shares, T. Rowe Price Small-Cap Value Fund, Inc. has sole voting power as to 4,946,403 of the shares, and T. Rowe Price Associates, Inc. has sole dispositive power as to all of the shares. The voting power represented by shares beneficially owned by T. Rowe Price Associates, Inc. and T. Rowe Price Small-Cap Value Fund, Inc., as a group, is 8.8% for Class A common stock and 7.5% for total Class A and Class B common stock.

(3)

According to the Schedule 13G filed with the SEC on February 12, 2015, Huber Capital Management, LLC has sole voting power as to 3,386,992 of the shares. The voting power represented by shares beneficially owned by Huber Capital Management, LLC is 5.5% for Class A common stock and 4.7% for total Class A and Class B common stock.

Our Class B common stock entitles the holder thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum, while our Class A common stock entitles the holder thereof to one vote per share. Except as otherwise provided by the Marshall Islands Business Corporations Act, holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of stockholders, including the election of directors. Teekay Corporation currently controls all of our outstanding Class B common stock and 12,643,196 shares of our Class A common stock. Because of our dual-class structure, Teekay Corporation may continue to control all matters submitted to our stockholders for approval even if it and its affiliates come to own significantly less than 50% of our outstanding shares of capital stock. Shares of our Class B common stock will convert into shares of our Class A common stock on a one-for-one basis upon certain transfers thereof or if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of our common stock

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.

B. Related Party Transactions

Please read Item 18 – Financial statements: Note 13 – Related Party Transactions for a description of our various related-party transactions.

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

a)

owning, operating or chartering any conventional oil or product tankers that Teekay Corporation and its controlled subsidiaries owned or chartered-in as of June 15, 2012 (or any replacement tankers upon any actual or constructive loss of such vessels);

b)	providing ship management services relating to conventional oil or product tankers; or

c)

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

Please see Item 10 – Additional Information: Material Contracts.

Teekay Tankers’ Executive Officers and Certain of its Directors

Kevin Mackay, who has served since June 2014 as our President and Chief Executive Officer, is also an executive office of our Manager and a member of the executive team of Teekay Corporation.

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

Compensation of the Manager

Management Fee. In return for services under the Management Agreement, we pay our Manager a management fee based on the following components:

•

Commercial services fee. We pay a fee to our Manager for commercial services it provides to us currently equal to 1.25% of the gross revenue attributable to the vessels, on time charter, our Manager commercially manages for us (excluding vessels participating in the Gemini Suezmax Pool, Teekay Aframax Pools or the Taurus Tankers LR2 Pool). We paid commercial service fees of $1.1 million for 2014, $1.1 million for 2013, and $1.1 million for 2012.

•

Technical services fee. We pay a fee to our Manager for technical services fees, and we paid technical services fees of $5.6 million for 2014, $5.6 million for 2013, and $6.9 million for 2012 including the technical management fees of $2.6 million attributable to the Dropdown Predecessor. Please see Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies – Dropdown Predecessor, in our consolidated financial statements included in this Annual Report.

•

Administrative and strategic services fees. We pay fees to our Manager for administrative and strategic services that reimburse our Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. The amount of the profit margin is based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar administrative and strategic services. The transfer pricing study is updated at least annually. We paid administrative and strategic services fees of $8.7 million for 2014, $10.8 million for 2013, and $5.5 million for 2012.

Performance Fee. In order to provide our Manager with an incentive to improve the results of our operations and financial condition, the Management Agreement also provides for payment to our Manager of a performance fee in certain circumstances, in addition to the basic fees described above. Our Manager generally is entitled to payment of a performance fee equal to 20% of the Gross Cash Available for Distribution (as defined in the Management Agreement) if in a given fiscal year this figure exceeds $3.20 per share of our common stock (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the year) (or the Incentive Threshold).

Since January 1, 2008, we have maintained an internal account (or the Cumulative Dividend Account) that reflects, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $2.65 per share annual incentive baseline (subject to adjustments for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year). The Cumulative Dividend Account is intended to ensure that our stockholders receive an equivalent of at least $2.65 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in respect of a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance will be reset to zero. We paid no performance fees to our Manager in 2014, 2013, or 2012.

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

Pooling Agreements

Gemini Suezmax Pool

We along with Teekay Corporation and certain third party vessel owners and operators are parties to a revenue sharing pool agreement (the Gemini Pooling Agreement) pursuant to which these pool participants have each agreed to procure to include in the pool certain qualifying Suezmax-class crude tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. The Gemini Suezmax Pool is jointly and equally owned by TTOL, in which Teekay Corporation and we each have a 50% interest, and a third party.

As of December 31, 2014, the Gemini Suezmax Pool consisted of 25 Suezmax tankers, including ten of our tankers. A participating Suezmax tanker will no longer participate in the Gemini Suezmax Pool if it becomes subject to a time charter with a term exceeding one year, unless otherwise agreed by all pool participants. In addition, vessels no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Gemini Pooling Agreement. Vessel owners remain responsible for the technical management of their vessels in the Gemini Suezmax Pool, and our Manager provides these technical services with respect our vessels pursuant to the Management Agreement.

Allocation of Gemini Pool Earnings. The Gemini Suezmax Pool provides a revenue sharing mechanism whereby aggregate revenues and related expenses of the pool are distributed to pool participants based on an allocation formula. Revenues generated by vessels operating in the Gemini Suezmax Pool less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its characteristics, speed and bunker consumption, as well as actual on-hire performance. The allocation for each vessel participating in the pool is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants and adjusted every six months based on the weighting system.

Commercial Management Fee and Working Capital Payments. Gemini Tankers, a jointly owned company by TTOL and a third party, provides commercial services to pool participants and otherwise administers the pool in exchange for a fee currently equal to $325 per vessel per day (which increased from $275 per vessel per day commencing July 1, 2012) plus 1.25% of the gross revenues attributable to the participant’s vessels.

Effective February 1, 2012, vessels entering the Gemini Suezmax Pool are required to have approximately 3,000 metric tons of bunker fuel on board. Any difference between this amount and the actual quantity on board is added to or subtracted from a working capital contribution requirement, with valuation of bunker fuel based on the last invoiced price prior to joining the pool. Working capital in an aggregate amount of $2.0 million is required, subject to the bunker fuel adjustment described above and to a $300,000 minimum adjusted working capital amount. If a vessel has less than 2,000 metric tons of bunker fuel on board, it may be refused entry to the pool until such time as the bunker fuel quantities meet the required limits. Working capital advances are returned when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies and taking into account the differences in bunker fuel values at the time of withdrawal compared to when the vessel entered into the pool. Please read Item 18 – Financial Statements: Note 13(h) – Related Party Transactions.

Term and Termination. There is no specific expiration date for the Gemini Pooling Agreement. However, the Gemini Suezmax Pool may be wound up upon unanimous agreement of all participants or upon 90 days advance notice by Gemini Tankers. A pool participant may withdraw from the Gemini Pool upon at least 30 days’ notice and shall cease to participate in the Gemini Pool if, among other things, it materially breaches the Gemini Pooling Agreement and fails to resolve the breach within a specified cure period or experiences certain bankruptcy events.

Teekay Aframax Pools

We entered into revenue sharing pool agreements (the Teekay Pooling Agreements) with Teekay Corporation and Teekay Chartering Limited, a subsidiary of TTOL. Pursuant to the Teekay Pooling Agreements, we and Teekay Corporation have agreed to include in the Teekay Aframax Pools all of our and its respective Aframax-class oil tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. As of December 31, 2014, the Teekay Aframax Pools consisted of 34 Aframax tankers, which included three of our owned tankers and seven of our in-chartered tankers. Any Aframax tanker that becomes subject to a time charter with a term of at least 90 days or becomes subject to enforcement action under a ship-mortgage foreclosure or similar proceeding will no longer participate in the Teekay Aframax Pools, unless otherwise agreed by Teekay Corporation and us. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a third party who is not a party to the Teekay Pooling Agreements.

Under the Teekay Pooling Agreements, Teekay Chartering Limited commercially manages the Teekay Aframax Pools by providing chartering and marketing services for all participating tankers. We remain responsible for the technical management of our vessels in the Teekay Aframax Pools, and our Manager provides these technical services to us pursuant to the Management Agreement.

Allocation of Teekay Aframax Pools’ Earnings. The Teekay Aframax Pools provide a revenue sharing mechanism whereby aggregate revenues and related expenses of the pools are distributed to pools’ participants based on an allocation formula. Revenues generated by vessels operating in the Teekay Aframax Pools less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its characteristics, speed and bunker consumption, as well as actual on-hire performance. The allocation for each vessel participating in the pools is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pools’ participants and adjusted every six months based on the weighting system.

Commercial Management Fee and Working Capital Payments. Teekay Chartering Limited provides commercial services to us and otherwise administers the pools in exchange for a fee currently equal to $350 per vessel per day plus 1.25% of the gross revenues attributable to the participant’s vessels. The amount of the daily per vessel fee is adjusted every three years by agreement between Teekay Chartering Limited and us or, if needed, by arbitration.

Upon delivery of each of our vessels to the Teekay Aframax Pools, we are required to advance to Teekay Chartering Limited $250,000 for working capital purposes. We may be required to advance additional working capital funds from time to time. Working capital advances will be returned to us when a vessel no longer participates in the pools, less any set-offs for outstanding liabilities or contingencies. Please read Item 18 – Financial Statements: Note 13(h) – Related Party Transactions.

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

Taurus Tankers LR2 Pool

We along with Teekay Corporation and certain third party vessel owners and operators are parties to a revenue sharing pool agreement (the Taurus Pooling Agreement) pursuant to which these pool participants have each agreed to include in the pool certain qualifying LR2-class product tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than 180 days unless otherwise agreed by all pool participants. The Taurus Tankers LR2 Pool is indirectly owned by TTOL.

As of December 31, 2014, the Taurus Tankers LR2 Pool consisted of 18 LR2 product tankers, including three of our owned LR2 product tankers and four chartered-in tankers. A participating LR2 product tanker will no longer participate in the Taurus Tankers LR2 Pool if it becomes subject to a time charter with a term exceeding 180 days, unless otherwise agreed by all pool participants. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Taurus Pooling Agreement.

Vessel owners remain responsible for the technical management of their vessels in the Taurus Tankers LR2 Pool, and our Manager provides these technical services with respect our vessels pursuant to the Management Agreement.

Allocation of Taurus Pool Earnings. The Taurus Tankers LR2 Pool provides a revenue sharing mechanism whereby aggregate revenues and related expenses of the pool are distributed to pool participants based on an allocation formula. Revenues generated by vessels operating in the Taurus Tankers LR2 Pool less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its characteristics, speed and bunker consumption, and actual on-hire performance. The allocation for each vessel participating in the pool is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants and adjusted at regular intervals throughout the year based on the weighting system.

Commercial Management Fee and Working Capital Payments. Taurus Tankers provides commercial services to pool participants and otherwise administers the pool in exchange for a fee currently equal to $275 per vessel per day plus 1.25% of the gross revenues attributable to the participant’s vessels.

Upon delivery of each of our vessels to the Taurus Tankers LR2 Pool, we are required to advance $250,000 for working capital purposes, plus approximately 2,000 metric tonnes of bunkers. We may be required to advance additional working capital funds from time to time. Working capital advances will be returned to us when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies. Please read Item 18 – Financial Statements: Note 13(h) – Related Party Transactions

Term and Termination. There is no specific expiration date for the Taurus Pooling Agreement. However, the pool may be wound up upon unanimous agreement of all participants or upon 180 days advance notice by Taurus Tankers. A pool participant may withdraw from the Taurus Tankers LR2 Pool upon at least 90 days’ notice and shall cease to participate in the Taurus Tankers LR2 Pool if, among other things, it materially breaches the Taurus Pooling Agreement and fails to resolve the breach within a specified cure period or experiences certain bankruptcy events.

Acquisition of Teekay’s Commercial and Technical Operations (TTOL)

On August 1, 2014, we purchased from Teekay Corporation a 50% interest in TTOL, which owns conventional tanker commercial management and technical management operations, including direct ownership in three commercially managed tanker pools (as described above), for an aggregate price of approximately $23.5 million, including net working capital. As consideration for this acquisition, we issued to Teekay Corporation 4.2 million Class B common shares, which had an approximate value of $17 million, or $4.03 per share, on the acquisition closing date. In addition, we reimbursed Teekay Corporation for $6.5 million of working capital we assumed from Teekay Corporation in connection with the purchase.

Investment in Tanker Investments Ltd. (TIL)

In January 2014, we and Teekay Corporation jointly created TIL, which seeks to opportunistically acquire, operate, and sell modern secondhand tankers to benefit from an expected recovery of the tanker market. TIL completed a $250 million equity private placement in which we and Teekay Corporation co-invested $25 million each for a combined 20% initial ownership in the new company. In addition, each of we and Teekay Corporation received (a) a preferred share entitling it to appoint one TIL director and (b) a stock purchase warrant to acquire up to an additional 750,000 shares of TIL’s common stock, linked to TIL’s future share price performance. Please see Item 18 – Financial Statements: Note 9—Derivative Instruments, in our consolidated financial statements included in this Annual Report. In March 2014, TIL completed a $175 million initial public offering and listed its shares on the Oslo Stock Exchange, which reduced our ownership interest in TIL from 10.0% to 6.5%.

In October 2014, we purchased in the open market an additional 0.9 million common shares in TIL, representing 2.43% of the then outstanding common shares of TIL. We acquired these shares at a price of NOK 69 per share, or a purchase price of $10.0 million. Following completion of the purchase, we held 3.4 million common shares in TIL, representing 8.94% of the then outstanding common shares of TIL. As a result of a TIL share repurchase program, as of December 31, 2014, we owned 9.29% of TIL’s common stock.

As of December 31, 2014, TIL had completed the acquisition of two 2010-built VLCC vessels from us, for an aggregate purchase price of $154 million plus related working capital on closing of $1.7 million, four 2009-built Suezmax tankers from Teekay Corporation and six 2009, 2010 and 2011-built Aframax tankers and two 2012-built coated Aframax vessels from third parties. As of December 31, 2014, TIL had signed an agreement to acquire four 2009-built and two 2010-built Suezmax tankers from a third party, which are expected to deliver in the first half of 2015, which will bring the total number of vessels owned by TIL to 20.

In January 2014, TIL entered into a long-term management agreement with our Manager, pursuant to which the manager provides to TIL commercial, technical, administrative and corporate services and personnel, including TIL’s executive officers, in exchange for management services fees and reimbursement of expenses.

Item 8. Financial Information

Consolidated Financial Statements and Notes

Please see Item 18 – Financial Statements for additional information required to be disclosed under this Item.

Legal Proceedings

From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our financial condition or results of operations. Please read Item 18 – Financial Statements: Note 19 – Shipbuilding Contracts for a description of legal action we have commenced against STX.

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

Significant Changes

Please read Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2014 and 2015.

Item 9. The Offer and Listing

Our Class A common stock is listed on the New York Stock Exchange (or NYSE) under the symbol “TNK”. The following table sets forth the high and low prices for our Class A common stock on the NYSE for each of the periods indicated.

Years Ended	Dec. 31, 2014	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010
High	$5.95	$4.02	$6.33	$12.99	$13.96
Low	$3.18	$2.38	$2.38	$3.36	$8.50

Quarters Ended	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	Jun. 30, 2014	Mar. 31, 2014	Dec. 31, 2013	Sept. 30, 2013	Jun. 30, 2013	Mar. 31, 2013
High	$7.05	$5.95	$4.44	$4.50	$5.08	$4.02	$3.09	$3.06	$3.43
Low	$4.82	$3.30	$3.55	$3.18	$3.18	$2.55	$2.49	$2.38	$2.40

Months Ended	Mar. 31, 2015	Feb. 28, 2015	Jan. 31, 2015	Dec. 31, 2014	Nov. 30, 2014	Oct. 31, 2014
High	$5.93	$6.30	$7.05	$5.95	$4.56	$4.25
Low	$5.05	$5.07	$4.82	$4.20	$4.04	$3.30

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

The rights, preferences and restrictions attaching to each class of our capital stock are described in the section entitled “Description of Capital Stock” of our prospectus (File No. 333-196915), filed with the SEC on June 19, 2014, and hereby incorporated by reference into this Annual Report.

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

Material Contracts

The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, to which we or any of our subsidiaries is a party, for the two years immediately preceding the date of this Annual Report, each of which is included in the list of exhibits in Item 19:

a)	Management Agreement, as amended by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010 and Amendment No. 3 dated as of January 1, 2011.

b)	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan.

c)	Agreement dated November 28, 2007, for a U.S. $229,000,000 Secured Revolving Credit Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks.

d)	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation.

e)	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd.

f)

Purchase Agreement dated June 15, 2012 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Godavari Spirit L.L.C., Axel Spirit L.L.C., Mahanadi Spirit L.L.C., Teesta Spirit L.L.C., Hugli Spirit L.L.C., Americas Spirit L.L.C., Australian Spirit L.L.C., Pinnacle Spirit L.L.C., Donegal Spirit L.L.C., Galway Spirit L.L.C., Limerick Spirit L.L.C., Summit Spirit L.L.C., and Zenith Spirit L.L.C.

g)

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

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our common stock should consult their own tax advisor to determine the appropriate tax treatment of the partnership’s ownership of our common stocks.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each stockholder is urged to consult its own tax advisor regarding the U.S. federal, state, local and other tax consequences of the ownership or disposition of our common stock.

United States Federal Income Taxation of U.S. Holders

As used herein, the term U.S. Holder means a beneficial owner of our common stock that is, for U.S. federal income tax purposes: (i) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder), (ii) a corporation or other entity taxable as a corporation, that was created or organized under the laws of the United States, any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the United States and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

We are taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs ) below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s common stock, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s common stocks will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain, which will be either long term or short term capital gain depending upon whether the U.S. Holder has held the stock for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends paid with respect to our common stock generally will be treated as foreign source income and generally will be treated as “passive category income.”

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

Special rules may apply to any “extraordinary dividend” paid by us. Generally an extraordinary dividend is a dividend with respect to a share of common stock if the amount of the dividend is equal to or in excess of 10% of a common stockholder’s adjusted tax basis (or fair market value in certain circumstances) in such common stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common stock will be treated as long–term capital loss to the extent of the amount of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common stock.

Sale, Exchange or Other Disposition of Common Stock

Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (a) long–term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short term capital gain or loss otherwise and (b) U.S. source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of stock. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common stock.

Consequences of Possible PFIC Classification

A non–U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to a “look through” rule, either: (i) at least 75% of its gross income is “passive” income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce passive income or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States , 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS ) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “Qualified Electing Fund” (a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark–to–market” election with respect to our common stock, as discussed below.

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

U.S. Return Disclosure Requirements for U.S. Individual Holders

U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Individual Holders are encouraged to consult with their own tax advisor regarding the possible application of this disclosure requirement.

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

Non–U.S. Holders may be required to establish their exemption from information reporting and backup withholding on payments made to them within the United States, or through a U.S. payor, by certifying their status on IRS Form W–8BEN, W-8BEN-E, W–8ECI, W-8EXP, or W–8IMY, as applicable.

Backup withholding is not an additional tax. Rather, a stockholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

Non-United States Tax Considerations

Marshall Islands Tax Considerations

Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to our initial public offering was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of the Marshall Islands on distributions, including upon a return of capital, made to stockholders, so long as such persons are not citizens of and do not reside in, maintain offices in, nor engage in business in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of our common stock.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk from foreign currency fluctuations, changes in interest rates, changes in spot tanker market rates and changes in the stock price of TIL in connection with our warrant to purchase TIL common shares. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollars. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are Euro, Canadian Dollar and British Pound. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2014, 2013 or 2012.

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

The table below provides information about financial instruments as at December 31, 2014, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	2015	2016	2017	2018	2019	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)
	(in millions of U.S. dollars, except percentages)
Long-term debt:
Variable rate(2)	32.2	72.8	406.4	45.2	21.9	39.8	618.3	(579.9)	0.83%
Fixed-rate	9.8	9.8	8.9	8.0	1.3	—	37.8	(37.9)	4.80%
Interest Rate Swaps:
U.S. Dollar-denominated interest rate swap(2) (3)	—	200.0	—	—	—	—	200.0	(6.1)	2.61%
U.S. Dollar-denominated interest rate swap(2) (3)	—	—	100.0	—	—	—	100.0	(12.1)	5.55%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt as at December 31, 2014, including the margin we pay on our variable-rate and fixed-rate debt. The fixed rate we pay under our interest rate swap agreements, as shown above, excludes the margin we pay on our variable-rate debt.

(2)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.
(3)	The average variable rate paid to us under our interest rate swaps is set quarterly at the six-month and three-month LIBOR, respectively.

Equity Price Risk

We are exposed to the changes in the stock price of TIL. We have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, the Company may also exercise the stock purchase warrant at 61.67 Norwegian Kroner (or NOK) per share. The stock purchase warrant vests in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.22 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrant expires on January 23, 2019. Please read Item 18 – Financial Statements: Note 9 – Derivative Instruments.

Spot Tanker Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use forward freight agreements as a hedge to protect against changes in spot tanker market rates. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Forward freight agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at March 31, 2015, we had not entered into any forward freight agreements, although we may do so in the future.

Item 12. Description of Securities Other than Equity Securities

Not applicable.

Item 13. Defaults, Dividend Arrearages and Delinquencies

None.

Item  14. Material Modifications to the Rights of Security Holders and Use of Proceeds

None.

Item 15. Controls and Procedures

We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (or the Exchange Act)) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2014.

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

We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2014.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15 (f) under the Exchange Act) that occurred during the year ended December 31, 2014.

Item 16A. Audit Committee Financial Expert

The Board of Directors has determined that director and Chair of the Audit Committee, William Lawes, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B. Code of Ethics

We have adopted a Standards of Business Conduct Policy for all our employees and directors. This document is available under “Investors – Teekay Tankers Ltd. - Governance” from the Home Page of our web site (www.teekay.com). We also intend to disclose, under the “Investors – Teekay Corporation – Governance” section of our web site, any waivers to or amendments of our Standards of Business Conduct Policy for the benefit of our directors and executive officers.

Item  16C. Principal Accountant Fees and Services

Our principal accountant for 2014 and 2013 was KPMG LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP.

Fees (in thousands of U.S. dollars)	2014	2013
Audit Fees (1)	275	225
Audit-related Fees (2)	5	—

	280	225

(1)

Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.

(2)	Audit-related fees relate primarily to assistance with general accounting issues.

No fees for tax or other services were provided to the Company by the auditors during the terms of their appointment in 2014 and 2013.

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2014 and 2013.

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

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd. (1)

1.2	Amended and Restated Bylaws of Teekay Tankers Ltd. (1)

4.1	Contribution, Conveyance and Assumption Agreement (1)

4.2	Management Agreement, as amended by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010 and Amendment No. 3 dated as of January 1, 2011 (8)

4.3	Gross Revenue Sharing Pool Agreement (1)

4.4	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan (10)

4.5	Agreement dated November 28, 2007, for a U.S. $229,000,000 Secured Revolving Credit Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (1)

4.6	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. (1)

4.7	Purchase Agreement dated April 7, 2008, for the purchase of Ganges Spirit L.L.C (formerly Delaware Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)

4.8	Purchase Agreement dated April 7, 2008, for the purchase of Narmada Spirit L.L.C (formerly Adair Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)

4.9	Purchase Agreement dated June 12, 2009 for the purchase of Ashkini Spirit L.L.C (formerly Ingeborg Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (3)

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

4.16

Purchase Agreement dated November 1, 2010 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Esther Spirit L.L.C., and Iskmati Spirit L.L.C. (7)

4.17

Purchase Agreement dated June 15, 2012 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Godavari Spirit L.L.C., Axel Spirit L.L.C., Mahanadi Spirit L.L.C., Teesta Spirit L.L.C., Hugli Spirit L.L.C., Americas Spirit L.L.C., Australian Spirit L.L.C., Pinnacle Spirit L.L.C., Donegal Spirit L.L.C., Galway Spirit L.L.C., Limerick Spirit L.L.C., Summit Spirit L.L.C., and Zenith Spirit L.L.C.. (9)

4.18	Non-competition Agreement dated June 15, 2012 between Teekay Corporation and Teekay Tankers Ltd. (11)

8.1	List of Subsidiaries of Teekay Tankers Ltd.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer.

13.1	Teekay Tankers Ltd. Certification of Kevin Mackay, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Teekay Tankers Ltd. Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG LLP, as independent registered public accounting firm.

101

The following materials for the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2014 formatted in XBRL: (1) the Consolidated Statements of Income (Loss); (2) the Consolidated Balance Sheets; (3) the Consolidated Statements of Cash Flows; (4) the Consolidated Statements of Changes in Equity; and (5) Notes to Consolidated Financial Statements.

(1)

Previously filed as an exhibit to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.

(2)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on May 28, 2008, and hereby incorporated by reference to such Report.
(3)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 30, 2009, and hereby incorporated by reference to such Report.
(4)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on June 1, 2010 and hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 10, 2010 and hereby incorporated by reference to such Report.

(6)	Previously filed as Exhibit 4.11 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.
(7)	Previously filed as Exhibit 4.12 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.
(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F filed with the SEC on April 12, 2011 and hereby incorporated by reference to such Report.
(9)	Previously filed as Exhibit 4.17 to the Company’s Report on Form 6-K furnished to the SEC on September 17, 2012 and hereby incorporated by reference to such Report.
(10)	Previously filed as Exhibit 99.1 to the Company’s Registration Statement on Form, S-8 filed with the SEC on March 7, 2014 and hereby incorporated by reference to such Registration Statement.
(11)	Previously filed as Exhibit 4.18 to the Company’s Report on Form 20-F filed with the SEC on April 30, 2013 and hereby incorporated by reference to such Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY TANKERS LTD.

Date: April 28, 2015	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Teekay Tankers Ltd.

We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. (the “Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income (loss), cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2014, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 28, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 28, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Teekay Tankers Ltd.

We have audited Teekay Tankers Ltd.’s (“the Company”) internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014 based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as at December 31, 2014 and 2013, and the related consolidated statements of income (loss), cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2014, and our report dated April 28, 2015, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Accountants

Vancouver, Canada

April 28, 2015

TEEKAY TANKERS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) (note 1)

(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $
REVENUES
Time charter revenues (note 13e)	79,804	88,320	123,364
Net pool revenues (note 13e and 13h)	138,631	69,675	62,328
Voyage charter revenues	8,040	4,415	238
Interest income from investment in term loans (note 5)	9,118	7,677	11,499

Total revenues	235,593	170,087	197,429
Voyage expenses (note 13e)	(9,984)	(8,337)	(4,618)
Vessel operating expenses (notes 13e and 13f)	(93,022)	(91,667)	(96,160)
Time-charter hire expense (note 15)	(22,160)	(6,174)	(3,950)
Depreciation and amortization	(50,152)	(47,833)	(72,365)
General and administrative (notes 13e and 13g)	(11,959)	(12,594)	(7,985)
Gain (loss) on sale of vessels (note 18)	9,955	(71)	—
Vessel impairment (note 18)	—	—	(352,546)

Income (loss) from operations	58,271	3,411	(340,195)
Interest expense (note 13e)	(8,741)	(10,023)	(20,009)
Interest income	287	158	50
Realized and unrealized loss on derivative instruments (note 9)	(1,712)	(1,524)	(7,963)
Equity income (loss) (note 6)	5,228	854	(1)
Other income (expenses) (note 14)	3,809	(1,014)	(2,063)

Net income (loss)	57,142	(8,138)	(370,181)

Per common share amounts
• Basic earnings (loss) per share (note 17)	$0.67	$(0.10)	$(4.54)
• Diluted earnings (loss) per share (note 17)	$0.66	$(0.10)	$(4.54)
• Cash dividends declared	$0.12	$0.12	$0.40
Weighted-average number of Class A and Class B common shares outstanding
• Basic (note 17)	85,882,685	83,591,030	79,539,605
• Diluted (note 17)	86,247,137	83,591,030	79,539,605

Related party transactions (note 13)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars)

	As at December 31, 2014 $	As at December 31, 2013 $
ASSETS
Current
Cash and cash equivalents	162,797	25,646
Pool receivables from affiliates, net (note 13h)	35,254	10,765
Accounts receivable	4,178	4,247
Due from affiliates (note 13f)	42,502	27,991
Prepaid expenses	8,883	10,361
Investment in term loans (note 5)	—	136,061

Total current assets	253,614	215,071

Vessels and equipment
At cost, less accumulated depreciation of $301.6 million (2013 - $251.4 million) (note 18)	828,291	859,308
Investment in and advances to equity accounted investments (note 6)	73,397	18,196
Derivative asset (note 9)	4,657	—
Other non-current assets (note 18)	5,400	4,954

Total assets	1,165,359	1,097,529

LIABILITIES AND EQUITY
Current
Accounts payable	1,899	2,251
Accrued liabilities (notes 7 and 13f)	17,565	21,069
Current portion of long-term debt (note 8)	41,959	25,246
Current portion of derivative liabilities (note 9)	7,263	7,344
Deferred revenue	637	2,961
Due to affiliates (note 13f)	10,395	11,323

Total current liabilities	79,718	70,194

Long-term debt (note 8)	614,104	719,388
Derivative liabilities (note 9)	10,962	17,924
Other long-term liabilities (note 10)	4,852	5,351

Total liabilities	709,636	812,857

Commitments and contingencies (notes 6, 9, 15 and 18)
Equity
Common stock and additional paid-in capital (300 million shares authorized, 95.3 million Class A and 16.7 million class B shares issued and outstanding as of December 31, 2014 (2013 - 71.1 million Class A and 12.5 million Class B shares issued and outstanding) (notes 3 and 12)	802,650	673,217
Accumulated deficit	(346,927)	(388,545)

Total equity	455,723	284,672

Total liabilities and equity	1,165,359	1,097,529

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (note 1)

(in thousands of U.S. dollars)

	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $	Year Ended December 31, 2012 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	57,142	(8,138)	(370,181)
Non-cash items:
Depreciation and amortization	50,152	47,833	72,365
Unrealized gain on derivative instruments	(8,281)	(8,363)	(1,580)
Equity (income) loss	(5,228)	(854)	1
(Gain) loss on sale of vessels (note 18)	(9,955)	71	—
Vessel impairment (note 18)	—	—	352,546
Other	(1,476)	1,484	1,188
Change in operating assets and liabilities (note 16)	(51,679)	(6,586)	(19,794)
Expenditures for dry docking	(17,072)	(19,245)	(7,003)

Net operating cash flow	13,603	6,202	27,542

FINANCING ACTIVITIES
Proceeds from long-term debt	98,796	59,179	32,226
Repayments of long-term debt	(20,367)	(25,246)	(13,522)
Prepayment of long-term debt	(167,000)	(25,000)	(60,000)
Proceeds from issuance of common stock, net of share issuance costs (note 3)	111,190	—	65,771
Equity contribution from Teekay Corporation (note 13c)	1,267	—	—
Cash dividends paid	(10,165)	(10,030)	(32,231)
Proceeds from long-term debt of Dropdown Predecessor (note 1)	—	—	2,312
Repayment from long-term debt of Dropdown Predecessor (note 1)	—	—	(10,372)
Prepayment of long-term debts of Dropdown Predecessor (note 1)	—	—	(15,000)
Acquisition of 13 vessels from Teekay Corporation (note 1)	—	—	(9,509)
Contribution of capital from Teekay Corporation to
Dropdown Predecessor (note 1)	—	—	9,507
Net advances from affiliates (note 1)	—	—	16,913

Net financing cash flow	13,721	(1,097)	(13,905)

INVESTING ACTIVITIES
Proceeds from the sale of vessels and equipment (note 18)	154,000	9,114	—
Expenditures for vessels and equipment	(2,063)	(1,904)	(2,518)
Investment in and advances from (to) High-Q joint venture (note 6)	1,950	(3,890)	(3,344)
Investment in and advances to TTOL (note 6)	(6,494)	—	—
Investment in and advances to TIL (note 6)	(35,045)	—	—
Deposit for vessel purchase (note 18)	(3,700)	—	—
Investment in term loans (note 5)	1,179	(9,120)	—

Net investing cash flow	109,827	(5,800)	(5,862)

Increase (decrease) in cash and cash equivalents	137,151	(695)	7,775
Cash and cash equivalents, beginning of the year	25,646	26,341	18,566

Cash and cash equivalents, end of the year	162,797	25,646	26,341

Supplemental cash flow information (note 16)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands of U.S. dollars, except share amounts)

	STOCKHOLDERS’ EQUITY
		Common Stock and Paid-in Capital
	Dropdown Predecessor Equity $	Thousands of Common Shares #	Class A $	Class B $	Accumulated Deficit $	Total $
	(note 1)

Balance as at December 31, 2011	88,793	61,877	588,316	125	(99,070)	578,164

Net loss	(9,163)	—	—	—	(361,018)	(370,181)
Net change in parent’s equity from Dropdown Predecessor (note 1)	70,404	—	—	—	—	70,404
Proceeds from issuance of Class A common shares, net of offering costs of $3.3 million (note 3)	—	17,250	65,771	—	—	65,771
Acquisition of interest in 13 vessels from Teekay Corporation (note 1)	(150,034)	4,464	18,348	—	121,942	(9,744)
Dividends declared	—	—	—	—	(32,231)	(32,231)

Balance as at December 31, 2012	—	83,591	672,435	125	(370,377)	302,183

Net loss	—	—	—	—	(8,138)	(8,138)
Dividends declared	—	—	—	—	(10,030)	(10,030)
Equity-based compensation (note 12)	—	—	657	—	—	657

Balance as at December 31, 2013	—	83,591	673,092	125	(388,545)	284,672

Net income	—	—	—	—	57,142	57,142
Proceeds from issuance of Class A common shares, net of offering costs of $4.8 million (note 3)	—	24,167	111,190	—	—	111,190
Value assigned to share issuance to Teekay Corporation for purchase of TTOL (note 3)	—	4,221	—	17,010	—	17,010
Purchase of TTOL from Teekay Corporation (note 6)	—	—	—	—	(6,626)	(6,626)
Equity contribution form Teekay Corporation (note 13c)	—	—	—	—	1,267	1,267
Dividends declared	—	—	—	—	(10,165)	(10,165)
Equity-based compensation (note 12)	—	85	1,233	—	—	1,233

Balance as of December 31, 2014	—	112,064	785,515	17,135	(346,927)	455,723

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

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

Basis of presentation and consolidation principles

During October 2007, Teekay Corporation (Teekay) formed Teekay Tankers Ltd., a Marshall Islands corporation (together with its wholly-owned subsidiaries and the Dropdown Predecessor, as described below, collectively the Company), to acquire from Teekay a fleet of nine double-hull Aframax-class oil tankers in connection with the Company’s initial public offering (or IPO). As of December 31, 2014, the Company’s fleet included a total of 40 vessels, of which 12 were chartered-in and one was 50%-owned through the High-Q joint venture.

The consolidated financial statements reflect the financial position, results of operations and cash flows of Teekay Tankers Ltd., its wholly-owned subsidiaries, equity accounted investments and the Dropdown Predecessor. The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (GAAP) and all significant intercompany balances and transactions have been eliminated upon consolidation.

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

During June 2012, the Company acquired from Teekay seven conventional oil tankers and six product tankers and related time-charter contracts, debt facilities and an interest rate swap, for an aggregate price of approximately $454.2 million, including the assumption of outstanding debt of approximately $428.1 million (or the 2012 Acquired Business). Ten of the vessels were acquired on June 15, 2012 and the remaining three were acquired on June 26, 2012. As consideration for this acquisition, the Company issued to Teekay 4.5 million Class A common shares and made a cash payment of $1.1 million to Teekay. The 4.5 million Class A common shares had an approximate value of $25.0 million, or $5.60 per share, when the purchase price was agreed to between the parties and a value of $18.3 million, or $4.11 per share, on the acquisition closing date. The purchase price, for accounting purposes, is based upon the value of the Class A common shares on the acquisition closing date. Consequently, common stock and additional paid in capital and accumulated deficit are both $6.7 million lower than if the value of the shares had remained unchanged from when the purchase price was agreed to between the parties. In addition, the Company reimbursed Teekay for $8.4 million of working capital it assumed from Teekay in connection with the 2012 Acquired Business. Teekay has granted the Company a right of first refusal on certain conventional tanker opportunities Teekay may develop prior to June 15, 2015. Teekay prepaid $106.9 million of long term debt of the 2012 Acquired Business on the date of acquisition. The acquisition of the 2012 Acquired Business was accounted for as a reorganization between entities under common control. As a result, the Company’s consolidated statements of loss, cash flows and changes in equity for the year ended December 31, 2012 reflect the 2012 Acquired Business as if the Company had acquired the 2012 Acquired Business when the 13 vessels began their respective operations under the ownership of Teekay. All 13 vessels began operations prior to the periods covered by these consolidated financial statements and, consequently, are reflected in all periods presented.

The effect of adjusting the Company’s financial statements to account for these common control exchanges decreased the Company’s net income for the year ended December 31, 2012 by $9.2 million. The adjustments for the Dropdown Predecessor increased the Company’s revenues for the year ended December 31, 2012 by $42.2 million.

In the preparation of these consolidated financial statements, general and administrative expenses, cost of ship management services and interest expense of the Dropdown Predecessor were not identifiable as relating solely to the each specific vessel. General and administrative expenses (consisting primarily of salaries, share-based compensation, and other employee-related costs, office rent, legal and professional fees, and travel and entertainment) were allocated based on the Dropdown Predecessor’s proportionate share of Teekay’s total ship-operating (calendar) days for the period presented. During the year ended December 31, 2012, $2.6 million of ship management services costs were attributable to the Dropdown Predecessor. In addition, the Dropdown Predecessor includes debt of Teekay which was recorded on a pushed-down basis in the amount of $108.7 million as at December 31, 2012. This debt was assumed by the Company concurrently with the dropdown transaction. Interest expense includes the allocation of interest to the Dropdown Predecessor from Teekay based upon the weighted-average outstanding balance of the push-down debt and the weighted-average interest rate outstanding on Teekay’s loan facilities that were used to finance these loans. During the year ended December 31, 2012, $11.7 million of interest expense was attributable to the Dropdown Predecessor. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Dropdown Predecessor.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

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

Currency translation

The Company’s functional currency is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in other expenses in the accompanying consolidated statements of income (loss).

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

Share-based compensation

The Company grants stock options and restricted stock units as incentive-based compensation to certain employees of Teekay who support the operations of the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it is a single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award. The Company also grants common stock and fully vested stock options as incentive-based compensation to non-management directors, which are expensed immediately (see note 12).

Cash and cash equivalents

The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Accounts receivable, allowance for doubtful accounts, and investment in term loans and other loan receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at December 31, 2014, 2013 and 2012.

The Company’s investment in term loans and advances to equity accounted investments are recorded at cost. The premium paid over the outstanding principal amount was amortized to interest income over the term of the loan using the effective interest rate method. The Company analyzes its loans for collectability during each reporting period. A loan provision is recorded, based on current information and events, if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining that a loan provision is required, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available), any information provided by the debtor regarding their ability to repay the loan, and the fair value of the underlying collateral. When a loan provision is recorded, the Company measures the amount of the provision based on the present value of expected future cash flows discounted at the loan’s effective interest rate

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

and recognizes the resulting provision in the statement of income (loss). The carrying value of the loans is adjusted each subsequent period to reflect any changes in the present value of the expected future cash flows, which may result in increases or decreases to the loan provision.

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			December 31, 2014	December 31, 2013
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Investment in term loans and interest receivable	Collateral	Non-performing (1)	—	136,061
Advances to equity accounted investments	Other internal metrics	Performing	14,980	16,930

			14,980	152,991

(1)

The borrowers under the term loans had been in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. On March 21, 2014, the Company took ownership of the vessels held as collateral in satisfaction of the loans and accrued interest (see note 5).

Equity accounted investments

The Company’s has investments in the High-Q joint venture, Teekay Tanker Operations Ltd. (or TTOL) and Tanker Investments Ltd. (or TIL) all of which are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity accounted investment for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s statement of income. The Company’s maximum exposure to loss is the amount it has invested in its equity accounted investments.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (including depreciation attributable to the Dropdown Predecessor and excluding amortization of dry-docking costs) for the years ended December 31, 2014, 2013 and 2012 totaled $39.4 million, $39.2 million, and $63.4 million, respectively.

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

The following table summarizes the change in the Company’s capitalized dry docking costs, from January 1, 2012 to December 31, 2014:

	Year Ended December 31,
	2014	2013	2012
	$	$	$
Balance at the beginning of the year	29,269	18,672	20,945
Cost incurred for dry docking	17,072	19,245	7,003
Dry-dock amortization	(10,832)	(8,648)	(8,959)
Vessel sales/held for sale (note 18)	—	—	(317)

Balance at the end of the year	35,509	29,269	18,672

Vessels and equipment that are “held and used” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Company

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and purchase market exists, an appraised value is generally used to estimate the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company.

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

Excluding freight taxes, the Company incurred no income taxes for the years ended December 31, 2014, 2013 and 2012. The Company believes that it and its subsidiaries are not subject to taxation under the laws of the Republic of The Marshall Islands and qualify for the Section 883 exemption under U.S. federal income tax purposes.

Ship management fees

In order to more closely align the Company’s presentation to that of many of its peers, the cost of ship management activities of $5.6 million for year ended December 31, 2014 has been presented in vessel operating expenses. Prior to 2013, the Company included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses to conform to the presentation adopted in the current period. The amounts reclassified for the years ended December 31, 2013 and 2012 were $5.6 million and $6.9 million, respectively (see note 13e).

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

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) ASC 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated derivatives are recorded in realized and unrealized loss on derivative instruments in the Company’s consolidated statements of income (loss).

Earnings (loss) per share

Earnings (loss) per share is determined by dividing (a) net income (loss) of the Company after (deducting) adding the amount of net income (loss) attributable to the Dropdown Predecessor by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

2.	Accounting Pronouncements Not Yet Adopted

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require companies to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires companies to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2016 and shall be applied at the Company’s option retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. Early adoption is not permitted. The Company is evaluating the effect of adopting this new accounting guidance.

In April 2014, FASB issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is defined now as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. ASU 2014-08 is effective for fiscal years beginning on or after December 15, 2014, and interim periods within those years. Early adoption is permitted, but only for disposals (or classifications as held for sale) that have not been reported in the financial statements previously issued or available for issuance. The impact, if any, of adopting ASU 2014-08 on the Company’s financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

3.	Public Offerings and Private Placements

The following table summarizes the issuances of common shares over the three years ending December 31, 2014:

Date	Number of Common Shares Issued		Offering Price (Per Share)	Gross Proceeds	Net Proceeds	Teekay’s Ownership After the Offering	Use of Proceeds
February 2012	17,250,000		$4.00	69,000	65,771	20.4%	Prepayment of revolving credit facilities
June 2012	4,464,286	(1)	$4.11	18,348	18,348	24.6%	Acquisition of conventional tankers
August 2014	4,220,945	(2)	$4.03	17,010	17,010	28.7%	Acquisition of interest in TTOL
December 2014	24,166,666	(3)	$4.80	116,000	111,190	26.2%	Acquisition of conventional tankers

(1)

Represents Class A common shares issued to Teekay as partial consideration for the Company’s acquisition of the 2012 Acquired Business, which shares had an approximate value of $25.0 million, or $5.60 per share when the purchase price was agreed between the parties.

(2)

Represents Class B common shares issued to Teekay as partial consideration for the Company’s acquisition of the 50% interest in TTOL, which shares had an approximate value of $15.6 million, or $3.70 per share when the purchase price was agreed between the parties.

(3)

Represents 20.0 million Class A common shares issued to the public and 4.2 million common shares issued to Teekay in a concurrent private placement. The proceeds from the issuance will be used to acquire modern second hand tankers (see note 18) and for general corporate purposes. The portion of the Company’s voting power held by Teekay at December 31, 2014 was 53.8%. Please refer to Item 7 – Major Shareholders and Related Parties. Subsequent to December 31, 2014, the Company issued an additional 3 million shares of Class A common stock upon the exercise by the underwriters’ of an option to acquire additional shares from the December 2014 public offering (see note 20b).

4.	Business Operations

Significant Customers

The following table presents consolidated revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Company’s consolidated revenues for its sole operating segment during the periods presented. Revenues from customers attributable to the Dropdown Predecessor are included in the table.

	Year Ended December 31,
	2014	2013	2012

Statoil ASA	$32.4 million	$33.7 million	$27.3 million
ConocoPhillips	(1)	$18.1 million	$31.8 million

(1)	Less than 10% of the consolidated revenues

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Concentration of Credit Risk

There is a concentration of credit risk with respect to the total amounts due from affiliates and pool receivables from affiliates with these amounts being due from affiliates of Teekay as at December 31, 2014 (see note 13h). The Company also relies on Teekay Chartering Ltd., a wholly-owned subsidiary of Teekay, to actively manage and administer all voyage-related functions for vessels on time charter contracts and for vessels trading in the Teekay Aframax Pool (a vessel pooling arrangement of Aframax tankers), the Teekay Classic Aframax Pool (a vessel pooling arrangement for Aframax tankers older than 15 years), the Gemini Suezmax Pool (a vessel pooling arrangement of Suezmax tankers), and the Taurus Tankers LR2 Pool (a vessel pooling arrangement of product tankers).

5.	Investment in Term Loans

In July 2010, the Company invested in two term loans for a total cost of $115.6 million (or the Loans) which were scheduled to mature in July 2013. The Loans were secured by first priority mortgages registered on two 2010-built Very Large Crude Carriers (or VLCCs). The Loans had an annual interest rate of 9% per annum and included a repayment premium feature that was to provide a total investment yield of approximately 10% per annum.

The borrowers under the Loans had been in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. On March 21, 2014, the Company took ownership of the VLCCs and the Loans were concurrently discharged. The VLCCs had an estimated fair value of $144 million on that date, which approximated all amounts owing under the Loans, including $9.1 million of accrued interest. The transfer of ownership of the VLCCs and concurrent discharging of the Loans has been treated as a non-cash transaction in the Company’s consolidated statement of cash flows.

In May, the Company sold the two wholly-owned subsidiaries, each of which owns one VLCC, to TIL (see note 18).

6.	Investments in and advances to Equity Accounted Investments

	Year Ended December 31,
	2014	2013
	$	$
High-Q Joint Venture (High-Q)	18,948	18,196
Tanker Investments Ltd. (TIL)	36,915	—
Teekay Tanker Operations Ltd. (TTOL)	17,534	—

Total	73,397	18,196

a.

The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one VLCC, which is trading on a fixed time charter-out contract expiring in 2018. Under the contract, the vessel earns a fixed daily rate and an additional amount if the daily rate of any sub-charter earned exceeds a certain threshold.

In March 2012, the joint venture entered into a $68.6 million loan with a financial institution. As at December 31, 2014, the loan had an outstanding balance of $60.0 million (December 31, 2013 - $64.7 million). The loan is secured by a first-priority mortgage on the VLCC owned by the joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The joint venture has an interest rate swap agreement with a notional amount of $60.0 million that expires in June 2018, 50% of which is guaranteed by the Company. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.

In January 2014, the Company and Teekay formed TIL, which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery of the tanker market. The Company purchased 2.5 million shares of common stock for $25.0 million and received a stock purchase warrant entitling it to purchase up to 750,000 additional shares of common stock of TIL (see note 9). The stock purchase warrant is a derivative instrument, which had a value of $3.4 million on issuance which is reflected in the other income (expenses) in the Company’s consolidated statements of income (loss) for the year ended December 31, 2014. The Company also received one preferred share, which entitles the Company to elect one Board member of TIL. The preferred share does not give the Company a right to any dividends or distributions of TIL. The Company accounts for its investment in TIL using the equity method. In October 2014, the Company purchased an additional 0.9 million common shares of TIL on the open market. The common shares were acquired at a price of NOK 69 per share, or a purchase price of $10.0 million.

In May 2014, the Company sold two wholly-owned subsidiaries, each of which owns one VLCC, to TIL (see note 18).

c.

On August 1, 2014, the Company purchased from Teekay a 50% interest in TTOL, which owns conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, for an aggregate price of approximately $23.5 million, including net working capital. Teekay retained the remaining 50% interest in TTOL.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As consideration for this acquisition, the Company issued to Teekay 4.2 million Class B common shares. The 4.2 million Class B common shares had an approximate value of $15.6 million, or $3.70 per share, when the purchase price was agreed to between the parties and a value of $17.0 million, or $4.03 per share, on the acquisition closing date. The purchase price, for accounting purposes, is based upon the value of the Class B common shares on the acquisition closing date. In addition, the Company reimbursed Teekay for $6.5 million of working capital it assumed from Teekay in connection with the purchase. The book value of the assets acquired, including working capital, was $16.9 million on the date of acquisition. The excess of the purchase price over the Company’s proportionate interest in the book value of the net assets acquired, which amounted to $6.6 million, is accounted for as an equity distribution to Teekay. The portion of the purchase price paid with the 4.2 million of Class B common shares is reflected in the statement of cash flow as a non-cash transaction. The Company accounts for its ownership interest in TTOL using the equity method.

A condensed summary of the Company’s financial information for equity accounted investments (9.29% to 50% owned) shown on a 100% basis are as follows:

	As at December 31,
	2014	2013
	$	$
Cash and restricted cash	97,758	2,897
Other assets- current	66,473	270
Vessels and equipment	715,360	99,526
Other assets - non-current	26,446	1,001
Current portion of long-term debt	33,992	5,750
Other liabilities – current	47,275	1,387
Long-term debt	359,980	59,975
Other liabilities - non-current	31,787	35,000

	Year Ended December 31,
	2014	2013	2012
	$	$	$
Revenues	94,244	7,325	—
Income from vessel operations	16,460	3,256	(3)
Realized and unrealized loss on derivative instruments	(831)	—	—
Net income (loss)	3,598	1,686	(3)

For the year ended December 31, 2014, the Company recorded equity income (loss) of $5.2 million (2013 - $0.9 million and 2012 – $(1) thousand). The income or loss was primarily comprised of the Company’s share of net income (loss) from High-Q joint venture, TIL, and TTOL.

7.	Accrued Liabilities

	Year Ended December 31,
	2014	2013
	$	$
Voyage and vessel	7,358	10,692
Corporate accruals	366	528
Interest	3,947	3,999
Payroll and benefits to related parties	5,894	5,850

Total	17,565	21,069

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

8.	Long-Term Debt

	Year Ended December 31,
	2014	2013
	$	$
Revolving Credit Facilities due through 2018	508,593	580,593
Term Loans due through 2021	147,470	164,041

	656,063	744,634
Current portion	(41,959)	(25,246)

Total	614,104	719,388

As at December 31, 2014, the Company had three revolving credit facilities (or the Revolvers), which, as at such date provided for aggregate borrowings of up to $634.8 million, of which $126.2 million was undrawn (December 31, 2013 - $728.8 million, of which $148.2 million was undrawn). Interest payments are based on LIBOR plus margins, which at December 31, 2014, ranged between 0.45% and 0.60% (December 31, 2013: 0.45% and 0.60%). The total amount available under the Revolvers reduces by $120.9 million (2015), $89.1 million (2016), $395.9 million (2017) and $28.9 million (2018). As at December 31, 2014, the Revolvers were collateralized by 21 of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding balance for the facility period. As at December 31, 2014, this ratio was 153%. The vessel value used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total debt. The remaining two Revolvers are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at December 31, 2014, the Company and Teekay were in compliance with all their covenants in respect of the Revolvers.

As at December 31, 2014, the Company had three term loans outstanding, which totaled $147.5 million (December 31, 2013—$164.0 million). Interest payments on the term loans are based on a combination of fixed and variable rates where fixed rates range from 4.06% to 4.90% and variable rates are based on LIBOR plus a margin. At December 31, 2014, the margins ranged from 0.30% to 1.0% (December 31, 2013 - 0.30% to 1.0%). The term loan repayments are made in quarterly or semi-annual payments and two of the term loans have balloon or bullet repayments due at maturity in 2019 and 2021. The term loans are collateralized by first-priority mortgages on six of the Company’s vessels, together with certain other related security. Two of the term loans require that the Company’s subsidiaries maintain minimum hull coverage ratios of 120% and 130%, respectively, of the total outstanding balance for the facility period. As at December 31, 2014, the loan to value ratios ranged from 212% to 676%. The vessel values used in these ratios are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratios. The term loans are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents) of at least $100.0 million and an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. As at December 31, 2014, the Company and Teekay were in compliance with all their covenants in respect of these term loans.

The Company and certain other subsidiaries of Teekay are borrowers under one term loan arrangement and one revolving credit facility. Under these arrangements, each of the borrowers is obligated on a joint and several basis. For accounting purposes, obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Company agreed to pay, on the basis of its arrangement with its co-obligor, and any additional amount the Company expects to pay on behalf of its co-obligor. As of December 31, 2014, the term loan arrangement had an outstanding balance of $188.3 million, of which $92.8 million was the Company’s share. As of December 31, 2014, the revolving credit facility had an outstanding balance of $89.3 million, of which $35.0 million was the Company’s share. The Company does not expect to pay any amount on behalf of its co-obligors. Teekay has agreed to indemnify the Company in respect of any losses and expenses arising from any breach by the co-obligors of the terms and conditions of the term loan or revolving credit facility.

The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2014 was 1.1% (December 31, 2013 – 1.1%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see note 9).

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to December 31, 2014 are $42.0 million (2015), $82.6 million (2016), $415.3 million (2017), $53.2 million (2018), $23.2 million (2019) and $39.8 million (thereafter).

9.	Derivative Instruments

The Company uses interest rate swaps in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swaps as cash flow hedges of its U.S. Dollar denominated LIBOR borrowings.

Realized and unrealized gains or losses relating to the Company’s interest rate swaps have been reported in realized and unrealized loss on non-designated derivative instruments in the consolidated statements of income (loss). During the year ended December 31, 2014, the Company recognized a realized loss of $10.0 million and an unrealized gain of $7.1 million relating to its interest rate swaps. During the year ended December 31, 2013, the Company recognized a realized loss of $9.9 million and an unrealized gain of $8.4 million relating to its interest rate swaps. During the year ended December 31, 2012, the Company recognized a realized loss of $9.6 million and an unrealized gain of $1.6 million relating to its interest rate swaps.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following summarizes the Company’s interest rate swap positions as at December 31, 2014:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Remaining Term (years)	Fixed Interest Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 6M	200,000	(6,160)	1.8	2.61
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	100,000	(12,065)	2.8	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of December 31, 2014 ranged from 0.3% to 1.0%.

The Company is potentially exposed to credit loss in the event of non-performance by the counterparty to the interest rate swap agreements in the event that the fair value results in an asset being recorded. In order to minimize counterparty risk, the Company only enters into interest rate swap agreements with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time transactions are entered into.

The Company has a stock purchase warrant entitling it to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, the Company may also exercise the stock purchase warrant at 61.67 Norwegian Kroner (or NOK) per share. The stock purchase warrant expires on January 23, 2019. For purposes of vesting, the stock purchase warrant is divided into four equally sized tranches. If the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days, subject to certain trading value requirements. As of December 31, 2014, the fair value of the stock purchase warrant was $4.7 million, which is reflected in derivative assets on the Company’s consolidated balance sheet. The stock purchase warrant had a value of $3.4 million on issuance in January 2014 and such amount is reflected in the other income (expenses) in the Company’s consolidated statements of income (loss). During the year ended December 31, 2014, the Company also recognized an unrealized gain of $1.2 million relating to the changes in the value of the warrant. Unrealized gains and losses are reflected in realized and unrealized loss on derivative instruments in the Company’s consolidated statements of income (loss).

10.	Other Long-Term Liabilities

The Company recognizes freight tax expenses in other income (expenses) in its consolidated statements of income (loss). The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected.

The following is a roll-forward of the Company’s freight tax expenses which are recorded in its consolidated balance sheets in other long-term liabilities, from January 1, 2012 to December 31, 2014:

	Year Ended December 31,
	2014	2013	2012
	$	$	$
Balance at the beginning of the year	5,351	4,757	5,449
Freight tax (recovery) expense	(499)	594	(692)

Balance at the end of the year	4,852	5,351	4,757

11.	Fair Value Measurements

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES

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

During January 2014, the Company received a stock purchase warrant entitling it to purchase up to 750,000 shares of the common stock of TIL (see note 9). The estimated fair value of the stock purchase warrant was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of the stock purchase warrant as of December 31, 2014 is based on the historical volatility of comparable companies of 61.54%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

Changes in fair value during the year ended December 31, 2014 for the TIL stock purchase warrant is as follows:

Year Ended December 31, 2014 $
Fair value at the beginning of the period	—
Fair value on issuance	3,420
Unrealized gain included in earnings	1,237

Fair value at the end of the period	4,657

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

	December 31, 2014			December 31, 2013
	Fair Value Hierarchy Level	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Recurring:
Cash and cash equivalents	Level 1	162,797	162,797	25,646	25,646
Derivative instruments
Interest rate swap agreements (note 9)	Level 2	(18,225)	(18,225)	(25,268)	(25,268)
Stock purchase warrant (note 9)	Level 3	4,657	4,657	—	—
Other:
Investment in term loans and
interest receivable (note 5)	Level 3	—	—	136,061	134,857
Advances to equity accounted investments	Note (1)	14,980	Note (1)	16,930	Note (1)
Long-term debt, including current portion	Level 2	(656,063)	(617,761)	(744,634)	(679,910)

(1)

The advances to equity accounted investments together with the Company’s investments in the equity accounted investments form the net aggregate carrying value of the Company’s interests in the equity accounted investments in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

12.	Capital Stock

The authorized capital stock of Teekay Tankers Ltd. at December 31, 2014 and 2013, was 100,000,000 shares of preferred stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2014, the Company had 95.3 million shares of Class A common stock (2013 – 71.1 million), 16.7 million shares of Class B common stock (2013 – 12.5 million) and no shares of Preferred Stock issued and outstanding (2013 – nil). Subsequent to December 31, 2014, the Company issued an additional 3 million shares of Class A common stock (see note 20b).

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

Upon the Company’s liquidation, dissolution or winding-up, the holders of Class A common stock and Class B common stock shall be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preferred stock. Shares of the Company’s Class A common stock are not convertible into any other shares of the Company’s capital stock. Each share of Class B common stock is convertible at any time at the option of the holder thereof into one share of Class A common stock. Upon any transfer of shares of Class B common stock to a holder other than Teekay (or any of its affiliates or any successor to Teekay’s business or to all or substantially all of its assets), such shares of Class B common stock shall automatically convert into Class A common stock upon such transfer. In addition, all shares of Class B common stock will automatically convert into shares of Class A common stock if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay and its affiliates falls below 15% of the aggregate number of outstanding shares of common stock. All such conversions will be effected on a one-for-one basis.

Stock-based compensation

As at December 31, 2014, the Company had reserved under its 2007 Long-Term Incentive Plan a total of 4,000,000 shares of Class A common stock for issuance pursuant to awards to be granted (2013 – 1,000,000 Class A common stock). For the year ended December 31, 2014, a total of 17,073 shares were granted and issued to the Company’s non-management directors as part of their annual compensation. For the years ended December 31, 2013 and 2012, 142,157 shares and 82,573 shares of Class A common stock, respectively, have been granted and delivered to non-management Directors as part of the Directors’ annual compensation. These Class A common shares were purchased on the open market rather than issuing shares from authorized capital. The compensation relating to the granting of such stock has been included in general and administrative expenses in the amounts of $0.1 million, $0.4 million and $0.4 million for the years ended December 31, 2014, 2013, and 2012, respectively.

The Company also grants options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain non-management directors of the Company and to certain employees of Teekay subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income (loss).

In June 2014, the Company granted 0.1 million stock options with an exercise price of $4.25 per share to an officer of the Company. These stock options have a ten-year term and vest equally over three years from the grant date. In March 2014, the Company granted 0.2 million stock options with an exercise price of $4.10 per share to non-management directors of the Company. These stock options have a ten-year term and vest immediately.

The weighted-average grant-date fair value of stock options granted in June 2014 and March 2014 was $1.38 per option and $1.37 per option, respectively, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 46.0% for the June 2014 grant and 47.7% for the March 2014 grant; expected life of five years; dividend yield of 2.8% for the June 2014 grant and 2.9% for the March 2014 grant; and risk-free interest rate of 1.6%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A summary of the Company’s stock option information for the year ended December 31, 2014 is as follows:

	December 31, 2014
	Options (#)	Weighted-Average Exercise Price ($)
Outstanding - beginning of year	—	—
Granted	263,175	4.16

Outstanding - end of year	263,175	4.16

Exercisable - end of year	152,346	4.10

A summary of the Company’s non-vested stock option activity and related information for the year ended December 31, 2014 is as follows:

	December 31, 2014
	Options (#)	Weighted-Average Grant Date Fair Value ($)
Outstanding non-vested stock options - beginning of year	—	—
Granted	110,829	4.25

Outstanding non-vested stock options - end of year	110,829	4.25

As of December 31, 2014, there was $0.1 million of total unrecognized compensation cost related to non-vested stock options granted during the year. During the year ended December 31, 2014, the Company recognized $0.2 million (2013 - $nil, 2012 - $nil) of expenses related to the stock options.

As at December 31, 2014, the intrinsic value of the outstanding in-the-money stock options was $0.2 million and the intrinsic value of the exercisable stock options was $0.1 million. As at December 31, 2014, the weighted-average remaining life of options vested and expected to vest was 9.2 years, weighted-average remaining life of the 152,346 exercisable stock options was 9.2 years and the weighted-average exercise price was $4.10.

During 2014, the Company granted 0.6 million restricted stock units to an officer of the Company and to certain employees of Teekay subsidiaries that provide services to the Company, with an aggregate fair value of $2.3 million. During 2013, the Company granted 0.4 million restricted stock units to certain employees of Teekay subsidiaries that provide services to the Company with an aggregate fair value of $1.0 million. Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in that case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common shares.

For the year ended December 31, 2014, the Company recorded an expense of $1.2 million (2013 - $0.7 million, 2012 - $nil) related to the restricted stock units. During the year ended December 31, 2014, 122,146 restricted stock units with a market value of $0.6 million vested and that amount, net of withholding taxes, was paid to the grantees by issuing 68,322 shares of Class A common stock.

13.	Related Party Transactions

Acquisitions and Dropdown Acquisitions

a.

In August 2014, the Company purchased from Teekay a 50% ownership in TTOL, which owns conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, for an aggregate price of $23.5 million, including $6.5 million in net working capital (see note 6c).

b.

In January 2014, the Company and Teekay formed TIL. The Company purchase 2.5 million shares of common stock of TIL for $25.0 million and received a stock purchase warrant. In October 2014, the Company purchased an additional 0.9 million common shares of TIL on the open market for a purchase price of $10.0 million USD (see note 6b).

In May 2014, the Company sold two wholly-owned subsidiaries, each of which owns one VLCC, to TIL for the aggregate proceeds of $154 million plus related working capital on closing of $1.7 million (see note 18).

c.

In April 2010, when the Company purchased the Kaveri Spirit Suezmax tanker from Teekay, Teekay provided indemnification to the Company for the costs required to repair heating coils on the Suezmax tanker. During the first quarter of 2014, the repairs were performed to coincide with the scheduled drydocking of the vessel. The Company received a $1.3 million indemnification payment from Teekay, which was treated as a reduction to the purchase price originally paid by the Company for the vessel.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

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

Management Fee – Related and Other

e.

Prior to 2015, the Company chartered two vessels to Teekay. In addition, Teekay and its wholly owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (the Manager), provide commercial, technical, strategic and administrative services to the Company pursuant to a long-term management agreement (the Management Agreement). In addition, certain of the Company’s vessels participate in pooling arrangements that, with the exception of a Medium Range pool, are managed by entities owned in whole or in part by subsidiaries of Teekay (collectively the Pool Managers). Such related party transactions were as follows:

	Year Ended December 31,
	2014	2013	2012
	$	$	$
Time-charter revenues(i)	13,728	13,506	14,604
Pool management fees and commissions(ii)	(5,292)	(4,043)	(3,565)
Commercial management fees(iii)	(1,117)	(1,079)	(1,118)
Vessel operating expenses - crew training	(1,757)	(1,163)	(2,870)
Vessel operating expenses - technical management fee(iv)	(5,613)	(5,637)	(4,379)
Strategic and administrative service fees(v)	(8,676)	(10,783)	(5,492)
Vessel operating expenses - technical management fee - Dropdown Predecessor(note 1)	—	—	(2,566)
Interest expense - Dropdown Predecessor (note 1)	—	—	(11,660)

(i)	The Company had chartered-out the Pinnacle Spirit and Summit Spirit to Teekay under fixed-rate time-charter contracts, which expired in the fourth quarter of 2014.
(ii)	The Company’s share of the Pool Managers’ fees are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of income (loss).
(iii)

The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels not included in the pooling arrangement, which are reflected in voyage expenses on the Company’s consolidated statements of income (loss).

(iv)	The cost of ship management services provided by the Manager has been presented as vessel operating expenses on the Company’s consolidated statements of income (loss).
(v)

The Manager’s strategic and administrative service fees have been presented in general and administrative fees on the Company’s consolidated statements of income (loss). The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in note 12) is set and paid by Teekay or such other subsidiaries. The Company reimburses Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.

f.

The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented in the consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $5.9 million and $5.8 million were payable to the Manager as at December 31, 2014 and December 31, 2013, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities in the consolidated balance sheets. The amounts owing from the Pool Managers, which are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $36.2 million and $20.3 million as at December 31, 2014 and December 31, 2013, respectively, to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pooling arrangement, less any set-offs for outstanding liabilities or contingencies. These activities, which are reflected in the consolidated balance sheets as due from affiliates, are without interest or stated terms of repayment.

g.

The Management Agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the years ended December 31, 2014, 2013 and 2012. Cash Available for Distribution represents net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s Board of Directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution.

h.

Pursuant to certain pooling arrangements (see Note 4), the Pool Managers provide certain commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 to $350. Voyage revenues and voyage expenses of the Company’s vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the pool participants according

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

to an agreed formula. The Company accounts for the net allocation from the pools as “net pool revenues from affiliates” on the consolidated statements of income. The pool receivable from affiliates as at December 31, 2014 and December 31, 2013 were $35.3 million and $10.8 million, respectively.

14.	Other Income (Expense)

	Year Ended December 31,
	2014	2013	2012
	$	$	$
Freight tax recovery (expense)	154	(594)	(1,530)
Gain on initial recognition of stock purchase warrant(Note 6b)	3,420	—	—
Foreign exchange gain (loss)	138	(107)	(428)
Other	97	(313)	(105)

Total	3,809	(1,014)	(2,063)

15.	Operating Leases

Charters-in

As at December 31, 2014, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in 12 vessels were approximately $49.0 million (2015), $8.5 million (2016) and $4.8 million (2017). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

Charters-out

As at December 31, 2014, eight of the Company’s vessels operated under fixed-rate time charter contracts with the Company’s customers, of which five contracts are scheduled to expire in 2015 and three contracts are scheduled to expire in 2016. As at December 31, 2014, minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $44.5 million, comprised of $36.3 million (2015) and $8.2 million (2016). The carrying amount of the vessels employed on these time charters at December 31, 2014, was $224.8 million (2013 - $431.1 million). The cost and accumulated depreciation of the vessels employed on these time charters as at December 31, 2014 were $352.4 million (2013 - $598.1 million) and $127.6 million (2013 - $167.0 million), respectively.

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2014, revenue from unexercised option periods of contracts that existed on December 31, 2014, or variable or contingent revenues. In addition, minimum scheduled future revenues presented above have been reduced by estimated off-hire time for period maintenance. Actual amounts may vary given unscheduled future events such as vessel maintenance.

16.	Supplemental Cash Flow Information

a.	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2014, 2013, and 2012 are as follows:

	Year Ended December 31,
	2014	2013	2012
	$	$	$
Accounts receivable and interest receivable	(9,049)	(9,150)	(3,317)
Pool receivables from affiliates	(24,489)	(1,664)	(4,741)
Due from affiliates	(14,511)	(3,204)	(12,177)
Prepaid expenses and other current assets	1,478	(647)	(3,147)
Accounts payable and accrued liabilities	(3,856)	2,092	2,337
Due to affiliates	(928)	7,731	(1,204)
Deferred revenue	(2,324)	(1,603)	855
Other	2,000	(141)	1,600

	(51,679)	(6,586)	(19,794)

b.

Cash interest paid for the year ended December 31, 2014 was $17.9 million (2013 - $18.9 million). Cash interest paid (including interest paid by the Dropdown Predecessor) during the year ended December 31, 2012 totalled $29.3 million including realized loss of $1.8 million on the interest rate swaps agreements relating to the 2012 Acquired Business.

c.

The portion of the consideration paid to Teekay for the acquisition of a 50% interest in TTOL consisting of 4.2 million of Class B common shares was treated as a non-cash transaction in the Company’s statements of cash flows (see note 6c).

d.

Increases and decreases in the amount of debt allocated to Dropdown Predecessor from Teekay have been treated as non-cash transactions in the Company’s statement of cash flows. Such repayments for the year ended December 31, 2012 were $108.7 million.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

17.	Earnings (Loss) Per Share

The income (loss) available for common stockholders and earnings (loss) per common share presented in the table below excludes the results of operations of the Dropdown Predecessor (see note 1).

	Year Ended December 31,
	2014	2013	2012
	$	$	$
Net income (loss)	57,142	(8,138)	(370,181)
Net loss attributable to the Dropdown Predecessor (note 1)	—	—	9,163

Net income (loss) available for common stockholders	57,142	(8,138)	(361,018)

Weighted-average number of common shares—basic	85,882,685	83,591,030	79,539,605
Dilutive effect of stock-based compensation	364,452	—	—

Weighted average number of common shares—diluted	86,247,137	83,591,030	79,539,605

Earnings (loss) per common share:
- Basic	0.67	(0.10)	(4.54)
- Diluted	0.66	(0.10)	(4.54)

18.	Vessel Sales, Vessel Acquisitions and Vessel Impairments

In December 2014, the Company signed an agreement to acquire one 2008-built Aframax tanker for a purchase price of $37.0 million and placed $3.7 million in an escrow fund related to this purchase, which is recorded in other non-current assets in the Company’s consolidated balance sheet as of December 31, 2014. In December 2014, the Company also signed agreements to acquire four modern LR2 vessels for a total purchase price of $193.3 million. The Company took delivery of three and two of these vessels in February and March 2015, respectively (see note 20).

In May 2014, the Company sold two wholly-owned subsidiaries, each of which owned one VLCC, to TIL for aggregate proceeds of $154 million plus related working capital on closing of $1.7 million. The Company used $152 million of the sale proceeds to prepay one of the Company’s revolving credit facilities and the remainder of the proceeds for general corporate purposes. The Company recognized a $10.0 million gain on the sale of the two subsidiaries to TIL for the year ended December 31, 2014, which is reflected in the Company’s consolidated statements of income (loss).

In January 2013, the Company sold one Aframax tanker for aggregate proceeds of $9.1 million. The Company recognized a loss on sale of the vessel of $0.1 million in the year ended December 31, 2013.

The Company’s consolidated statement of loss for the year ended December 31, 2012 includes a $352.5 million write down of seven Suezmax tankers ($305.6 million), four Aframax tankers ($44.5 million), and one product tanker ($2.4 million). When comparing the seven Suezmax tankers to each other, the vessels have a similar age, a similar carrying value and were all being employed in the spot market or on short term time-charters. The primary factors that caused the write downs were a delay in the expected timing of a recovery of the crude tanker market and the expected discrimination impact from more fuel efficient vessels being constructed. One of the four Aframax tankers was held for sale at December 31, 2012 and was subsequently sold in January 2013. All of the vessels were written down to their estimated fair values, using an internally appraised value based on second hand sale and purchase market data.

19.	Shipbuilding Contracts

On April 8, 2013, the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of the Company’s first shipyard installment was contingent on the Company receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, the Company exercised its options to order eight additional newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013. STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and informed the Company that there was no prospect of the refund guarantees being provided under any of the firm or option agreements. Therefore, STX is in breach of the option agreements. In December 2013, the Company terminated the newbuilding agreements and in February 2014, the Company terminated the option agreements. In February 2014, the Company commenced a legal action against STX for damages. In November 2014, the Company placed $0.6 million in an escrow account as cash security pending the resolution of this matter. These funds are classified as cash and cash equivalents in the Company’s consolidated balance sheets as of December 31, 2014.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

20.	Subsequent Events

a.

In December 2014, the Company signed an agreement to acquire one 2008-built Aframax tanker for a purchase price of $37.0 million and placed $3.7 million in an escrow fund related to this purchase. In December 2014, the Company also signed agreements to acquire four modern LR2 vessels for a total purchase price of $193.3 million. The Company took delivery of three and two of these vessels in February and March 2015, respectively (see note 20c).

b.

In December 2014, the Company granted the underwriters for its follow-on public offering of Class A common stock a 30-day option to purchase up to an additional 3 million shares of Class A common stock (see note 3). The underwriters exercised this option and on January 2, 2015, the Company issued 3 million shares of Class A common stock for net proceeds of $13.7 million.

c.

In January 2015, the Company secured a loan facility in the amount of $126.6 million with a maturity date of January 30, 2016, which was fully drawn in March 2015. This loan facility is secured by the Aframax tanker and the four modern LR2 vessels which delivered in February and March 2015.