Form 20-F
period 2015-12-31
TEEKAY TANKERS LTD.
filed 2016-04-27
CIK 1419945

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

132,797,861 shares of Class A common stock, par value of $0.01 per share.

23,232,757 shares of Class B common stock, par value of $0.01 per share.

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•	our future financial condition or results of operations and our future revenues and expenses;

•	our dividend policy and ability to pay dividends on share of our common stock, and the expected return to our normal dividend schedule for the first quarter of 2016;

•

our future financial condition and results of operations and our future revenues, expenses and capital expenditures, and our expected financial flexibility to pursue capital expenditures, acquisitions and other expansion opportunities;

•

the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, estimated growth in the world tanker fleet, estimated growth in global oil demand and crude oil tanker demand, continued high rate of global oil production (with no expected change to OPEC policy expected in 2016), changes in long-haul crude tanker movements, tanker fleet utilization and spot tanker rates and potential for floating storage;

•	changes in the production of or demand for oil or refined products, including the impact of the return of Iranian oil production;

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

•

the expected benefits of our acquisition of the ship-to-ship transfer business from a company jointly owned by Teekay Corporation and I.M. Skaugen SE, including the ability of the acquired business to provide stable countercyclical cash flow to help us manage the cyclicality of the tanker market, and our ability to leverage this acquisition to grow our presence in, and take advantage of the expected increased volumes moving in and out of, the U.S. Gulf, and to increase our market share in the ship-to-ship global supports business;

•	our expectation regarding the U.S. Gulf lightering trade and the impact on this trade from the lifted ban on U.S. crude oil exports;

•

our expectation that our U.S. Gulf lightering business will complement our spot trading strategy in the Caribbean to the U.S. Gulf market, allowing Teekay to better optimize the deployment of the fleet that we trade in this region through better scheduling flexibility and utilization for the fleet;

•	our ability to execute our ship-to-ship support services strategy by accessing opportunities created by oil market arbitrages and oil traders optimizing their USD ton/mile on cargoes;

•

our ability to execute our lightering strategy by leveraging our existing fleet and acumen to provide a full service lightering business model to oil and trading companies, and the impact of alternative methods of delivering crude oil on our lightering business;

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

•

the anticipated impact and timing of regulatory changes or environmental liabilities, including the impact of the Paris Agreement (defined below) and the MRV Regulation (defined below) on the shipping industry;

•

changes in or additions to applicable industry laws and regulations, including Regulation (EU) No 1257/2013, which imposes rules regarding ship recycling and management of hazardous materials on vessels; and the timing of implementation of new laws and regulations;

•	expenses under service agreements with other affiliates of Teekay Corporation;

•	the anticipated taxation of our company and of distributions to our shareholders;

•	our expectations as to any impairment of our vessels;

•	construction and delivery delays in the tanker industry generally;

•	customers’ increasing emphasis on environmental and safety concerns;

•

our liquidity needs, the sufficiency of cash flows, our expected sources of funds for liquidity and capital expenditure needs and our ability to enter into new bank financings and to refinance existing indebtedness;

•	our use of interest rate swaps to reduce interest rate exposure;

•	the expected effect of off-balance sheet arrangements;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of counterparties to our derivative contracts to fulfill their contractual obligations;

•	the delivery timing of new charter-in vessels;

•	our expectations regarding payments made on behalf of our co-obligors in connection with the loan arrangements in which certain other subsidiaries of Teekay Corporation are also borrowers;

•	our position that we are not a passive foreign investment company;

•	our business strategy and other plans and objectives for future operations;

•	our ability to enforce our arbitration award against STX Offshore & Shipbuilding Co. Ltd.; and

•	continued material variations in the period-to-period fair value of our derivative instruments.

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

Selected Financial Data

Set forth below is selected consolidated financial and other data of Teekay Tankers Ltd. and its subsidiaries for fiscal years 2011 through 2015, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, Item 5 – Operating and Financial Review and Prospects included herein, and the historical financial statements and accompanying notes and the Report of Independent Registered Public Accounting Firm thereon (which is included herein), with respect to the fiscal years 2015, 2014 and 2013.

From time to time we have purchased vessels from Teekay Corporation (or Teekay) and from Teekay Offshore Partners L.P. (or TOO), an entity controlled by Teekay. During the fiscal years 2011 through 2015, we acquired from Teekay and TOO a total of 15 conventional oil and product tankers of varying sizes. These acquisitions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our consolidated financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, our consolidated statements of income (loss) for the years ended December 31, 2015, 2014, 2013, 2012 and 2011 reflect the results of operations of these vessels, referred to herein as the Entities under Common Control, as if we had acquired them when each respective vessel began operations under the ownership of Teekay. Please refer to Item 5 – Operating and Financial Review and Prospects: Items You Should Consider When Evaluating Our Results of Operations and Item 18 – Financial Statements: Note 3 – Acquisition of Entities under Common Control.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2011	2012	2013	2014	2015
		(in thousands, except share, per share, and fleet data)
Income Statement Data:
Revenues	$225,000	$207,384	$180,015	$250,002	$514,193

Voyage expenses (1)	(3,449)	(4,618)	(8,337)	(11,223)	(19,816)
Vessel operating expenses (2)	(92,543)	(96,166)	(91,667)	(98,403)	(137,164)
Time-charter hire expense (3)	(4,046)	(3,950)	(6,174)	(22,160)	(74,898)
Depreciation and amortization	(77,593)	(75,492)	(50,973)	(53,292)	(73,760)
General and administrative expenses (2)	(8,365)	(8,857)	(13,522)	(12,821)	(17,354)
Vessel impairment and net (loss) gain on sale of vessels	(58,034)	(352,546)	(71)	9,955	771
Goodwill impairment charge	(19,294)	—	—	—	—
Restructuring charge	—	—	—	—	(4,772)

(Loss) income from operations	(38,324)	(334,245)	9,271	62,058	187,200

Interest expense	(41,152)	(20,677)	(10,454)	(9,128)	(17,389)
Interest income	71	50	158	287	107
Realized and unrealized loss on derivative instruments	(27,783)	(7,963)	(1,524)	(1,712)	(1,597)
Equity (loss) income	—	(1)	854	5,228	14,411
Other (expenses) income	(377)	(2,064)	(1,014)	3,805	(3,097)

Net (loss) income	$(107,565)	$(364,900)	$(2,709)	$60,538	$179,635

(Loss) earnings per share (4)
- Basic	$(0.15)	$(4.54)	$(0.10)	$0.67	$1.36
- Diluted	$(0.15)	$(4.54)	$(0.10)	$0.66	$1.35

Balance Sheet Data (at end of year):

Cash and cash equivalents	18,566	26,341	25,646	162,797	96,417
Investment in term loans and interest receivable on term loans	118,598	119,385	136,061	—	—
Vessels and equipment (5)	1,388,829	961,198	931,374	897,237	1,767,925
Total assets	1,719,445	1,178,293	1,168,023	1,241,172	2,169,476
Total debt (6)	1,065,521	799,300	810,217	718,960	1,191,235
Common stock and additional paid in capital	588,441	672,560	673,217	802,650	1,094,874
Total equity	590,495	314,730	300,831	478,278	877,461

Cash Flow Data:
Cash and cash equivalents provided by (used in):
Operating cash flow	32,679	35,165	14,753	20,940	166,789
Financing cash flow	(24,665)	(21,528)	(9,648)	6,405	648,800
Investing cash flow	(4,337)	(5,862)	(5,800)	109,806	(881,969)

Number of outstanding shares of common stock at the end of the period	61,876,744	83,591,030	83,591,030	112,064,036	156,030,618

Other Financial Data:
Net revenues (7)	221,551	202,766	171,678	238,779	494,377
EBITDA (8)	11,109	(268,781)	58,560	122,671	270,677
Adjusted EBITDA (8)	116,220	91,728	62,039	113,819	279,076
Capital expenditures
Expenditures for vessels and equipment	(4,337)	(2,518)	(1,904)	(2,084)	(848,229)
Expenditures for dry docking	(3,197)	(7,003)	(19,245)	(17,072)	(39,617)

Fleet Data:
Average number of tankers (9)
Suezmax	10.0	10.0	10.0	10.0	13.4
Aframax	14.7	15.0	14.6	15.4	22.0
Product	6.0	6.0	6.0	7.6	12.2
VLCC	—	—	0.5	0.8	0.5

(1)	Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(2)

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils, and communication expenses among others. In order to more closely align our presentation to that of many of our peers, the cost of ship management activities of $8.4 million, $6.0 million, and $5.6 million, for the years ended December 31, 2015, 2014 and 2013, respectively, have been presented in vessel operating expenses. Prior to 2013, we included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses. The amounts reclassified for the years ended December 31, 2012 and 2011 were $7.0 million and $8.5 million, respectively.

(3)	Time-charter hire expense includes vessel operating lease expense incurred to charter-in vessels.
(4)

(Loss) earnings per share is determined by dividing (a) net (loss) income after (deducting) adding the amount of net (loss) income attributable to the Entities under Common Control by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises.

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

	Years Ended December 31,
	2011	2012	2013	2014	2015
Revenues	$213,677	$195,885	$172,338	$240,884	$514,193
Interest income from investment in term loans	11,323	11,499	7,677	9,118	—
Voyage expenses	(3,449)	(4,618)	(8,337)	(11,223)	(19,816)

Net revenues	$221,551	$202,766	$171,678	$238,779	$494,377

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

	Years Ended December 31,
	2011	2012	2013	2014	2015
Reconciliation of “Adjusted EBITDA” to “Net (loss) income”
Net (loss) income	$(107,565)	$(364,900)	$(2,709)	$60,538	$179,635
Depreciation and amortization	77,593	75,492	50,973	53,292	73,760
Interest expense, net of interest income	41,081	20,627	10,296	8,841	17,282

EBITDA	$11,109	($268,781)	$58,560	$122,671	$270,677

Vessel impairment and net loss (gain) on sale of vessels	58,034	352,546	71	(9,955)	(771)
Goodwill impairment	19,294	—	—	—	—
Realized and unrealized loss on derivative instruments	27,783	7,963	1,524	1,712	1,597
Fair value on initial recognition of stock purchase warrant	—	—	—	(3,420)	—
Dilution gain on equity accounted investment	—	—	—	(2,054)	—
Adjustments related to equity accounted investments	—	—	1,884	4,865	7,573

Adjusted EBITDA	$116,220	$91,728	$62,039	$113,819	$279,076

	Years Ended December 31,
	2011	2012	2013	2014	2015
Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”
Net operating cash flow	$32,679	$35,165	$14,753	$20,940	$166,789
Interest expense, net of interest income	41,081	20,627	10,296	8,841	17,282
Expenditures for dry docking	3,197	7,003	19,245	17,072	39,617
Realized loss on derivative instruments	39,021	9,543	9,887	9,993	9,790
Change in working capital	829	20,609	6,633	50,904	25,880
Other cash flows, net	(587)	(1,219)	(659)	6,678	12,145
Fair value on initial recognition of stock purchase warrant	—	—	—	(3,420)	—
Dilution gain on equity accounted investment	—	—	—	(2,054)	—
Adjustments related to equity accounted investments	—	—	1,884	4,865	7,573

Adjusted EBITDA	$116,220	$91,728	$62,039	$113,819	$279,076

(9)

Average number of tankers consists of the average number of vessels that were in our possession during a period, including time-chartered in vessels, the vessel owned by the High-Q joint venture and vessels of the Entities under Common Control.

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

A significant increase in crude oil prices could negatively impact tanker freight rates.

Crude oil prices have declined significantly since mid-2014, which has generally benefited the tanker market as it has led to higher oil demand, stronger refining margins, additional import demand for stockpiling purposes and lower bunker costs. A significant increase in crude oil prices compared to current levels could reverse many of these positive drivers and negatively impact tanker freight rates.

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

During 2015 and 2014, we derived approximately 84.0% and 61.4%, respectively, of our net revenues from vessels operating, directly or by means of participation in pooling agreements (which includes vessels operating under charters with an initial term of less than one year) in the spot-tanker market. Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

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

The operation of a significant number of our tankers in the Teekay Suezmax Pool, Teekay Aframax Pools, Taurus Tankers LR2 Pool and Norient Product Pool could limit our earnings.

As of December 31, 2015, 16 of our Suezmax tankers, six of our owned and 10 of our time-chartered in Aframax tankers, and four of our owned and two of our time-chartered in Long Range 2 (or LR2) product tankers operated in, and generated revenues to us through participation in, two Suezmax tanker pooling arrangements (the Teekay Suezmax Pool and Gemini Suezmax Pool), two Aframax tanker revenue sharing arrangements (the Teekay Aframax Pools), and an LR2 product tanker pooling arrangement (the Taurus Tankers LR2 Pool), respectively. The Teekay Suezmax Pool, Teekay Aframax Pools and Taurus Tankers LR2 Pool are each managed by Teekay Tanker Operations Ltd. (or TTOL), in which Teekay Corporation and we each have a 50% interest, while the Gemini Suezmax Pool is owned 50% by TTOL and is scheduled to terminate in 2016. In addition, as of December 31, 2015, two of our Medium Range (or MR) product tankers operated in the Norient Product Pool, which is managed by a third party unaffiliated with Teekay Corporation. Pooling arrangements are designed to spread the costs and risks associated with commercial management of vessels and to share the net revenues earned by all of the vessels in the pool. Although the net revenues are apportioned based on the actual earning days each vessel is available and the relative performance capabilities of each vessel, a pool may include vessels that do not perform as well in actual operation as our vessels. As a result, our share of the net pool revenues may be less than what we could earn operating our vessels independently. Certain vessels of Tanker Investments Ltd. (TIL), in which we have an ownership interest, also participate in some of these pooling arrangements.

The removal of any vessels from the Teekay Suezmax Pool, Teekay Aframax Pools, Taurus Tankers LR2 Pool, Norient Product Pool or any other pooling arrangement in which we participate may adversely affect our operating results.

Participants in the Teekay Suezmax Pool, including third parties, have each agreed to include in the pool certain qualifying Suezmax-class crude tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. We and Teekay Corporation have each committed to include in the Teekay Aframax Pools all of our and its respective Aframax-class crude tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. Participants in the Taurus Tankers LR2 Pool, including third parties, have each agreed to include in the pool certain qualifying LR2 product tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. Participants in the Norient Product Pool, including third parties, have each agreed to include in that pool certain qualifying MR product tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. If we or any participant remove vessels from any pooling arrangement in which we participate to operate under longer-term time charters, the benefits to us of the pooling arrangements could diminish. In addition, the European Union is in the process of substantially reforming the way it regulates traditional agreements for maritime services from an antitrust perspective. These changes may impose new restrictions on the way pools are operated or may prohibit pooling arrangements altogether. If for any reason our vessels, Teekay Corporation’s vessels, or any third party vessels cease to participate in any pooling arrangement in which we participate, or if the pooling arrangements are significantly restricted, we may not achieve the benefits intended by pool participation and our results of operations could be harmed.

Our failure to renew or replace fixed-rate charters could cause us to trade the related vessels in the spot market, which could adversely affect our operating results and make them more volatile.

As of December 31, 2015, a total of 12 of our tankers, one time-chartered in vessel and one jointly-owned vessel operated under fixed-rate time-charter contracts, nine of which are scheduled to expire in 2016, three in 2017, and two in 2018, respectively. If upon their scheduled expiration or any early termination we are unable to renew or replace fixed-rate charters on favorable terms, if at all, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.

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

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If the operation of a tanker is not profitable, or if we cannot re-deploy a chartered tanker at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. As of December 31, 2015, five of our credit facilities contain loan-to-value financial covenants tied to the value of the vessel that collateralizes these credit facilities. A significant decline in the market value of these tankers may require us to pledge additional collateral to avoid a default under these credit facilities. We are required to maintain vessel value to outstanding loan principal balance ratios ranging from 105%-135%. At December 31, 2015, we were in compliance with these requirements.

In addition, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our consolidated financial statements, we may need to recognize a significant charge against our earnings. Vessel values had declined significantly in prior years, which contributed to significant vessel and goodwill impairment charges against our earnings.

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

If delivery of a vessel is significantly delayed, it could adversely affect our results of operations and financial condition and our ability to pay dividends to our shareholders.

We will be required to make substantial capital expenditures to expand the size of our fleet. We generally will be required to make significant installment payments for any acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our financial leverage could increase or our shareholders’ ownership interest in us could be diluted.

We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring tankers from third parties or from Teekay Corporation. Our acquisitions may also include newbuildings. We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically pay 10% to 20% of the purchase price of a tanker upon signing the purchase contract, even though delivery of the completed vessel does not occur until much later (approximately two to three years from the order). To fund expansion capital expenditures, we may be required to use cash balances or cash from operations, incur borrowings or raise capital through the incurrence of debt or issuance of additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in obtaining the necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. In addition, issuing additional equity securities may result in significant shareholder ownership dilution and would increase the aggregate amount of cash required to pay quarterly dividends.

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

As of December 31, 2015, our long-term debt was approximately $1,164.6 million and an additional $14.6 million was available to us under our revolving credit facilities. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facilities. Our level of debt could have important consequences to us, including the following:

•

our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;

•

we will need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for operations, business opportunities and dividends to our shareholders;

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

The operation of oil tankers and lightering vessels, is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time, based on its cost compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill, marine disasters or natural disasters could exceed the insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions, such as vessels failing to maintain certification with applicable maritime regulatory organizations.

Changes in the insurance markets attributable to terrorist attacks may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage.

Terrorist attacks, piracy, increased hostilities, political change or war could lead to further economic instability, increased costs and disruption of business.

Terrorist attacks, piracy and the current or future conflicts in the Middle East and elsewhere, and other current and future conflicts and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and fund future growth. Continuing hostilities in the Middle East and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.

In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks or warlike operations and our vessels could be targets of pirates, hijackers, terrorists or warlike operations. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, piracy, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters which would harm our cash flow and business.

Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent piracy risk in the Straits of Malacca and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.

Because our operations and operations of our customers are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries to which we trade may limit trading activities with those countries, which could also harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flows and financial results.

Past port calls by our vessels, or third-party vessels from which we derived pooling revenues, to countries that are subject to sanctions imposed by the United States and the European Union may impact investors’ decisions to invest in our securities.

The United States has imposed sanctions on Syria and Sudan. The United States and the European Union (or EU) also had imposed sanctions on Iran. The EU lifted these sanctions in January 2016. At that time, the U.S. lifted its secondary sanctions on Iran, which applied to foreign persons, but has retained its primary sanctions, which apply to U.S. entities and their foreign subsidiaries. In the past, conventional oil tankers owned or chartered-in by us, or third-party vessels participating in commercial pooling arrangements from which we derive revenue, made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions at the time and we intend to maintain our compliance with all U.S. and EU sanctions. In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil or gas to or from Iran, Syria or Sudan. We believe that our compliance with these sanctions and our lack of any future port calls to those countries does not and will not adversely impact our revenues, because port calls to these countries have never accounted for any material amount of our revenues. However, some investors might decide not to invest in us simply because we have previously called on, or through our participation in pooling arrangements have previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.

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

During 2012, we acquired four Suezmax tankers, three Aframax tankers, three LR2 product tankers and three MR product tankers from Teekay Corporation (or the 2012 Acquired Business). In connection with the 2012 Acquired Business transaction, Teekay Corporation entered into a non-competition agreement with us in June 2012 that (a) limited Teekay Corporation’s ability to expand its direct or indirect fleet of conventional and product tankers and (b) provided us a right of first refusal to acquire existing or newbuilding conventional and product tankers pursuant to opportunities Teekay Corporation develops. The non-competition agreement expired on June 15, 2015.

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

The superior voting rights of our Class B common stock held by Teekay Corporation limit our Class A common shareholders’ ability to control or influence corporate matters.

Our Class B common stock has five votes per share and our Class A common stock has one vote per share. However, the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. As of the date of this Annual Report, Teekay Corporation indirectly owns shares of Class A and Class B common stock representing a majority of the voting power of our outstanding capital stock. Through its ownership of all of our Class B common stock and of our Manager and other entities that provide services to us, Teekay Corporation has substantial control and influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions. In addition, because of this dual-class common stock structure, Teekay Corporation will continue to be able to control matters submitted to our shareholders for approval even though it owns significantly less than 50% of the outstanding shares of our common stock. This voting control limits our remaining Class A common shareholders’ ability to influence corporate matters and, as a result, we may take actions that our Class A common shareholders do not view as beneficial.

Our Manager has rights to terminate the Management Agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our Board of Directors or our shareholders are dissatisfied with our Manager, there are limited circumstances under which we can terminate the Management Agreement.

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

Our executive officers and directors and the executive officers and directors of our Manager have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor interests of other Teekay Corporation affiliates above our interests and those of our Class A common shareholders.

Conflicts of interest may arise between Teekay Corporation, our Manager and their affiliates, on the one hand, and us and our shareholders, on the other hand. As a result of these conflicts, Teekay Corporation or our Manager may favor their own interests and the interests of their affiliates over our interests and those of our shareholders. These conflicts include, among others, the following situations:

•

our Chief Executive Officer and Chief Financial Officer and one of our directors also serve as executive officers or directors of Teekay Corporation or our Manager, and we have limited their fiduciary duties regarding corporate opportunities that may be attractive to both Teekay Corporation and us;

•

our Manager advises our Board of Directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional common stock and cash reserves, each of which can affect our ability to pay dividends to our shareholders and the amount of the performance fee payable to our Manager under the Management Agreement;

•	our executive officers and those of our Manager do not spend all of their time on matters related to our business; and

•	our Manager will advise us of costs incurred by it and its affiliates that it believes are reimbursable by us.

The fiduciary duties of certain of our officers and directors may conflict with their duties as officers or directors of Teekay Corporation and its affiliates.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chief Executive Officer and our Chief Financial Officer also serve as executive officers of Teekay Corporation and/or executive officers of our Manager, and one of our non-independent directors also serves as an executive officer of Teekay Corporation and director of our Manager, and, as a result, have fiduciary duties to manage the business of Teekay Corporation and its affiliates in a manner beneficial to such entities and their shareholders or partners, as the case may be. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation or our Manager or their affiliates, on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders.

Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports, which may limit our earnings in this area of its operations.

Our U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port, including offshore offloading facilities. While we believe that lightering offers advantages over alternative methods of delivering crude oil to U.S. Gulf ports, our lightering revenues may be limited due to the availability of alternative methods.

Our full service lightering operations are subject to specific risks that could lead to accidents, oil spills or property damage.

Lightering is subject to specific risks arising from the process of safely bringing two large moving tankers next to each other and mooring them for lightering operations. These operations require a high degree of expertise and present a higher risk of collision compared to when docking a vessel at port. Lightering operations, similar to marine transportation in general, are also subject to risks due to events such as mechanical failures, human error, and weather conditions.

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

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on the current composition of our assets and operations (and those of our subsidiaries), we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Item 10 – Additional Information – Material U.S. Federal Income Tax Considerations”) held stock, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders, please read “Item 10: Additional Information-Material U.S. Federal Income Tax Considerations-United States Federal Income Taxation of U.S. Holders-Consequences of Possible PFIC Classification.”

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

A. History and Development of the Company

Teekay Tankers Ltd. (“we,” “us,” or “the Company”) are an international provider of marine transportation to global oil industries. We were formed as a Marshall Islands corporation in October 2007 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries. We completed our initial public offering on December 18, 2007 with an initial fleet of nine Aframax oil tankers which were transferred to us by Teekay Corporation.

Our fleet size has increased from nine owned Aframax tankers in 2007 to 45 owned conventional tankers, 13 in-chartered vessels and one jointly-owned Very Large Crude Carrier (or VLCC) as of December 31, 2015. The capacity of our fleet has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 7,650,000 dwt as of December 31, 2015. Over the last five years, we have acquired a total of 13 conventional tankers from Teekay Corporation, 17 conventional tankers from external parties and two conventional tankers from TOO. In March 2014, we also assumed ownership of two VLCCs that previously served as collateral under term loans we made to a third party. Please read Item 18 – Financial Statements: Note 6 – Investment in Term Loans. We also sold one MR tanker, two VLCCs and one Aframax tanker in 2015, 2014 and 2013, respectively. Please read Item  18 – Financial Statements: Note 21 - Vessel Sales and Vessel Acquisitions.

In July 2015 we acquired the ship-to-ship transfer business (or SPT) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE. SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, SPT also provides consultancy, terminal management and project development services. This acquisition establishes the Company as a leading global company in the ship-to-ship transfer business. SPT owns and operates a fleet of six ship-to-ship support vessels.

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

In April 2013, we entered into agreements with STX Offshore & Shipbuilding Co. Ltd. (or STX) of South Korea to construct four fuel-efficient 113,000 dwt LR2 product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of our first shipyard installment was contingent on us receiving acceptable refund guarantees for the shipyard installment payments. In October and November 2013, we exercised our options to order eight additional LR2 newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013 (or the Option Agreements). STX did not produce shipbuilding contracts within the specified timeframe of the option declarations, and informed us that there was no prospect of the refund guarantees being provided under any of the firm or option contracts and therefore, STX was in breach of the option agreements. We terminated the newbuilding agreements in December 2013 and the related option agreements in February 2014. In February 2014, we commenced legal action for damages. In November 2014, we placed $0.6 million in an escrow account as cash security pending the resolution of this matter.

On February 15, 2016, our subsidiaries successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of the four firm shipbuilding contracts. As a result, our subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. We and our subsidiaries are also pursuing other routes to enforce the awards against STX. Additionally, the $0.6 million cash deposit was refunded to the Company subsequent to December 31, 2015. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection. The trial in the English High Court in respect of the Option Agreements will commence on April 11, 2016. Please read Item  18 – Financial Statements: Note 22 – Shipbuilding Contracts.

We are incorporated under the laws of the Republic of The Marshall Islands as Teekay Tankers Ltd. and maintain our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.

B. Business Overview

Our business is to own crude oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate time charters and full service ship to ship transfer (or Full Service Lightering or FSL) term contracts to employ our fleet and reduce downside risks. Teekay Corporation, which formed us in 2007, is a leading provider of marine services to the global oil and natural gas industries and the world’s largest operator of medium-sized oil tankers. We believe we benefit from Teekay Corporation’s expertise, relationships and reputation as we operate our fleet and pursue growth opportunities. We have acquired the majority of our current operating fleet from Teekay Corporation at various times since our inception and we anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties, and additional tankers that Teekay Corporation may offer to us from time to time. These tankers may include crude oil and product tankers.

Commencing in the December 2015, we adopted a new dividend policy under which quarterly dividends are to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. Prior to this change, our dividend policy was to distribute to our shareholders a fixed quarterly dividend of $0.03 per share ($0.12 per share annually). Our dividend policy is reviewed by our Board of Directors from time to time. Prior to the first quarter of 2013, we distributed to our shareholders on a quarterly basis, all of our Cash Available for Distribution, subject to any reserves our Board of Directors determined to be required for prudent conduct of our business. For additional information about our dividend policy, please read Item 8 – Financial Information: Dividend Policy.

Under the supervision of our executive officers and Board of Directors, our operations are managed by Teekay Tankers Management Services Ltd. (our Manager), a subsidiary of Teekay Corporation, that provides to us commercial, technical, administrative and strategic services. We have entered into a long-term agreement with our Manager (the Management Agreement) pursuant to which our Manager and its affiliates provide to us technical, administrative and strategic services. Commercial services are provided to us by other wholly or partially owned subsidiaries of Teekay Corporation that manage the Teekay Suezmax Pool, the Teekay Aframax Pools and the Taurus Tankers LR2 Pool. We pay our Manager a market-based fee for its services. In order to provide our Manager with an incentive to improve our operation and financial conditions, we have agreed to pay a performance fee to our Manager under certain circumstances, in addition to the basic fee provided in the Management Agreement. Please read Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions—Management Agreement for additional information about the Management Agreement.

We employ our chartering strategy based on the outlook of our Manager for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2015, we owned 45 conventional tankers, in-chartered 13 vessels, owned six ship-to-ship vessels and owned 50% of a VLCC held by our joint venture with Wah Kwong Maritime Transport Holdings Limited. Please refer to the “Our Fleet” table below. We employ our vessels on fixed rate time-charter out contracts and in various pooling arrangements, the majority of which are managed by wholly or partially owned subsidiaries of Teekay Corporation which employ vessels on the spot market. By employing some of our vessels in these pooling arrangements with Teekay Corporation, we believe we benefit from Teekay Corporation’s expertise in commercial management of oil tankers and economies of scale of a larger fleet, including higher vessel utilization and daily revenues. We also believe that these pooling arrangements limit Teekay Corporation’s ability to compete with us in the spot market.

Our Fleet

As at December 31, 2015, our fleet consisted of 59 conventional vessels (including 13 in-chartered vessels and one 50%-owned VLCC) and six ship-to-ship (or STS) support vessels. The following table summarizes our fleet as at December 31, 2015:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tankers	7	—	7
Suezmax Tankers	5	—	5
Long Range 2 Product Tankers	—	1	1
VLCC Tankers (1)	1	—	1

Total Fixed-Rate Fleet (2)	13	1	14

Spot-rate:
Suezmax Tankers	17	—	17
Aframax Tankers	7	10	17
Long Range 2 Product Tankers	7	2	9
Medium Range Product Tankers	2	—	2

Total Spot Fleet (3)	33	12	45

STS Support Vessels	6	—	6

Total Teekay Tankers Fleet	52	13	65

(1)

Includes a VLCC that we own through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to Note 8 - Investments in and advances to Equity Accounted Investments included in Item 18 – Financial Statements in this Annual Report).

(2)

The number of time-charter out contracts scheduled to expire include nine in 2016, and three in 2017 and one in 2018, respectively, and including one jointly owned VLCC time-charter out contract is scheduled to expire in 2018.

(3)

As at December 31, 2015, the five pooling arrangements in which we participate, and including vessels owned by other pool members, were comprised of a total of 31 Suezmax tankers, 32 modern Aframax tankers, 5 Aframax tankers over 15-year-old, 12 LR2 product tankers and 42 MR product tankers.

The following table provides additional information about our owned Suezmax-class oil tankers as of December 31, 2015, of which 20 are Bahamian flagged and two are Malta flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Ashkini Spirit	165,200	2003	Pool	—	—
Athens Spirit	158,500	2012	Pool	—	—
Atlanta Spirit	158,700	2011	Pool	—	—
Barcelona Spirit	158,500	2011	Pool	—	—
Beijing Spirit	156,500	2010	Pool	—	—
Ganges Spirit	159,500	2002	Pool	—	—
Godavari Spirit	159,100	2004	Time charter	$32,906	Aug-17
Iskmati Spirit	165,300	2003	Pool	—	—
Kaveri Spirit	159,100	2004	Pool	—	—
London Spirit	158,500	2011	Pool	—	—
Los Angeles Spirit	159,200	2007	Pool	—	—
Montreal Spirit (1)	150,000	2006	Time charter	$18,066	Jan-16
Moscow Spirit	156,500	2010	Pool	—	—
Narmada Spirit	159,200	2003	Pool	—	—
Pinnacle Spirit	160,400	2008	Pool	—	—
Rio Spirit	158,400	2013	Spot	—	—
Seoul Spirit	160,000	2005	Pool	—	—
Summit Spirit	160,500	2008	Pool	—	—
Sydney Spirit (2)	158,500	2012	Time charter	$28,000	Jan-16
Tokyo Spirit	150,000	2006	Time charter	$18,066	Sep-16
Yamuna Spirit	159,400	2002	Pool	—	—
Zenith Spirit	160,500	2009	Time charter	$32,906	Jul-17

Total Capacity	3,491,500

(1)	The Suezmax tanker Montreal Spirit completed a time-charter out contract and joined the Teekay Suezmax Pool in January 2016.
(2)	The Suezmax tanker Sydney Spirit completed a time-charter out contract and joined the Teekay Suezmax Pool in January 2016.

The following table provides additional information about our owned Aframax-class oil tankers as of December 31, 2015, all of which are Bahamian flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Americas Spirit	111,900	2003	Pool	—	—
Australian Spirit	111,900	2004	Time charter	$21,000	May-16
Axel Spirit	115,400	2004	Time charter	$19,500	Dec-16
Erik Spirit	115,500	2005	Time charter	$24,000	Apr-16
Esther Spirit (1)	115,400	2004	Time charter	$16,500	Mar-16
Everest Spirit (2)	115,000	2004	Time charter	$15,500	Apr-16
Helga Spirit	115,500	2005	Time charter	$24,900	Sep-18
Kanata Spirit	113,000	1999	Pool	—	—
Kareela Spirit	113,100	1999	Pool	—	—
Kyeema Spirit	113,400	1999	Pool	—	—
Matterhorn Spirit	114,800	2005	Pool	—	—
Navigator Spirit	105,800	2008	Time charter	$29,000	Jul-16
SPT Explorer (3)	105,800	2008	Spot	—	—
Yamato Spirit	107,600	2008	Pool	—	—

Total Capacity	1,574,100

(1)	In February 2016, the Aframax tanker Esther Spirit has extended its time-charter out contract at a daily rate of $25,000 which is set to expire in December 2018.
(2)	In February 2016, the Aframax tanker Everest Spirit has extended its time-charter out contract at a daily rate of $25,000 which is set to expire in April 2019.
(3)	Subsequent to December 31, 2015, the Aframax tanker SPT Explorer has been renamed the Explorer Spirit.

The following table provides additional information about our owned LR2 product-class oil tankers as of December 31, 2015, all of which are Bahamian flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Donegal Spirit	105,600	2006	Pool	—	—
Galway Spirit	105,600	2007	Spot	—	—
Leyte Spirit	109,700	2011	Spot	—	—
Limerick Spirit	105,600	2007	Pool	—	—
Luzon Spirit	109,600	2011	Spot	—	—
Sebarok Spirit	109,600	2011	Pool	—	—
Seletar Spirit	109,000	2010	Pool	—	—

Total Capacity	754,700

The following table provides additional information about our owned MR product-class oil tankers as of December 31, 2015, all of which are Bahamian flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hugli Spirit	46,900	2005	Pool	—	—
Teesta Spirit	46,900	2004	Pool	—	—

Total Capacity	93,800

The following table provides additional information about our VLCC-class oil tanker as of December 31, 2015, which is Hong Kong flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hong Kong Spirit (1)	319,000	2013	Time charter	$37,500	Jul 2018

(1)	The VLCC vessel, Hong Kong Spirit, is owned through a 50/50 joint venture. The charter rate on this vessel is subject to a profit sharing amount that is being calculated every six months.

Please read Note 11 - Long-Term Debt included in Item 18 – Financial Statements included in this Annual Report for information with respect to major encumbrances against our vessels.

Business Strategies

Our primary business strategies include the following:

•

Expand our fleet through accretive acquisitions. Since our initial public offering, we have purchased 21 conventional tankers from Teekay Corporation at prices equal to their fair market values, two conventional tankers from TOO and 17 conventional tankers from third parties. In the future, we anticipate growing our fleet primarily through acquisitions of tankers from third parties, by securing additional in-chartered vessels and by ordering newbuildings.

•

Tactically manage our mix of spot, charter, lightering, and liquid natural gas (or LNG) terminal management and consultancy contracts. We employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate contracts to reduce downside risks. We believe that our Manager’s experience operating through cycles in the tanker spot market will assist us in employing this strategy and seeking to maximize operating results. In addition, the acquisition of Skaugen Petrotrans (or SPT) in July 2015, now Teekay Marine Solutions (or TMS) is intended to provide stable countercyclical cash flow through global ship-to-ship support services, full service lightering, and LNG terminal management and consultancy services.

•

Increase cash flow by participating in the pooling arrangements. Through the participation of a significant number of our vessels in the Teekay Suezmax Pool, the Teekay Aframax Pools and the Taurus Tankers LR2 Pool, we believe that we benefit from Teekay Corporation’s reputation and the scope of Teekay Corporation’s operations. We believe that the cash flow we derive over time from operating some of our vessels in these pooling arrangements exceeds the amount we would otherwise derive by operating these vessels outside of the pooling arrangements due to higher vessel utilization and daily revenues. We also derive pool and vessel management income as a result of our August 2014 purchase of a 50% interest in TTOL, which includes Teekay Corporation’s conventional tanker commercial and technical management operations and is the owner of interests in four of the pooling arrangements. We seek to increase this fee income by increasing the number of vessels participating in the applicable pooling arrangements and receiving management services from TTOL.

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

Our Chartering Strategy and Participation in the Gemini Suezmax Pool, Teekay Suezmax Pool, Teekay Aframax Pools, Taurus Tankers LR2 Pool and Norient Product Pool

Chartering Strategy. We operate our vessels in both the spot market and under time charters of varying lengths in an effort to maximize cash flow from our vessels based on our Manager’s outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2015, a total of 33 of our owned vessels and 12 time-chartered in vessels operated in the spot market through participation in Teekay managed pooling arrangements or on spot voyage charters. One of our owned vessels operated in the Gemini Suezmax Pool, 15 of our owned vessels operated in the Teekay Suezmax Pool, six of our owned vessels and 10 time-chartered in vessel operated in the Teekay Aframax Pools while four of our owned and two time-chartered in vessels operated in the Taurus Tankers LR2 Pool. In addition, five of our owned vessels operated in the spot market on voyage charters. As well, two of our MR vessels operated in the spot market through participation in the Norient Product Pool, which is managed by a third party unaffiliated with Teekay Corporation. As of December 31, 2015, 12 of our owned vessels, one in-chartered vessel and one jointly-owned vessel operated under fixed-rate time-charter contracts. Our mix of vessels trading in the spot market, serving U.S. Gulf (or USG) Lightering, or subject to fixed-rate time charters will change from time to time. Our Manager also may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments. Likewise, the managers of the pooling arrangements in which we participate may, with our approval, enter into fixed-rate time charters for vessels we include in those pooling arrangements, thereby decreasing spot-rate exposure without withdrawing the vessels from the pooling arrangements.

The Gemini Suezmax Pool, the Teekay Suezmax Pool, the Teekay Aframax Pools, and the Taurus Tankers LR2 Pool. As of December 31, 2015, and including our owned and time-chartered in vessels, the Teekay Suezmax Pool and Teekay Aframax Pools were comprised of 29 Suezmax and 37 Aframax crude tankers, respectively, and the Taurus Tankers LR2 Pool and Gemini Suezmax Pool included 12 LR2 product tankers and two Suezmax tankers, respectively. Under the pooling arrangements, the aggregate revenues generated by the entire applicable pools are distributed to pool members, including us, pursuant to a pre-arranged weighting system based on actual earnings days each vessel is available during the applicable period and on each vessel’s earnings capability based on its characteristics, speed and bunker consumption. The allocation for each vessel participating in the pool is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants and adjusted at standard intervals determined by each pool based on the weighting system. We have agreed with the respective pool managers and pool participants to include certain of our vessels trading on voyage charters into the pooling arrangements assuming the vessel meets the respective pooling criteria. For example, our Suezmax tankers that are operating on voyage charters with terms of less than one year are included in the Teekay Suezmax pool. Likewise, Aframax tankers and LR2 tankers on voyage charters with terms of 90 days or less participate in the Teekay Aframax Pools and the Taurus Tankers LR2 Pool, respectively. Please read Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions—Pooling Arrangements, for additional information about the Teekay Suezmax Pool, the Teekay Aframax Pools, and the Taurus Tankers LR2 Pool.

Voyage Charters. Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot market revenues may generate increased profit margins during times when tanker rates are increasing, while tankers operating under fixed-rate time charters generally provide more predictable cash flows without exposure to the variable expenses such as port charges and bunkers. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses attributable to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses are incurred regardless of particular voyage details and include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. When the vessel is “off hire,” or not available for service, the vessel is unavailable to complete new voyage charters until the off hire is finalized and the vessel becomes available again for service. In addition, if the vessel is “off hire” while trading in a commercial pooling arrangement, the vessel will have those off hire days deducted from its monthly calculation of available days for the purpose of pool distributions. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.

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

Our Full Service Lightering, Ship-to-ship Support Services, and LNG Terminal Management and Consultancy Strategy

Full Service Lightering. Full service lightering (or FSL) is the process of transferring cargo between vessels of different sizes. Our Lightering capability leverages access to our Aframax Fleet operating in the USG and our offshore lightering support acumen to provide a full service lightering business model to oil companies and trading companies whom are importing or exporting crude oil in the USG to or from larger Suezmax and VLCC vessels which are port restricted due to size and draft. We believe that the ability to serve USG Full Service Lightering as a niche market defines an additional base cargo volume that complements our spot trading strategy in the Caribbean to the USG market allowing Teekay to better optimize the deployment of the fleet that we trade in this region through better scheduling flexibility and utilization for the fleet.

Ship-to-Ship Support Services and LNG Terminal Management and Consultancy Services. Ship-to-ship (or STS) support service is the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway. Through global ship-to-ship support services, which are often driven by oil market arbitrages and oil traders optimizing their USD ton/mile on cargoes, we intend to access various opportunities including: blending, breaking of bulk cargo shipments, and the optimization of markets in contango which may use floating storage as a more cost-effective solution to shore tankage. LNG terminal management and consultancy services revolve around tailored service provisions focusing on areas such as terminal operations and maintenance, terminal development, LNG bunkering solutions, commissioning and compatibility services. Emphasis has been placed upon obtaining more sustainable revenue through long-term, fixed-rate contracts.

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

As of December 31, 2015, other large operators of Aframax tonnage (including newbuildings on order) included Malaysian International Shipping Corporation (or MISC) (approximately 36 Aframax vessels), Sovcomflot (approximately 42 vessels), the Navig8 Pool (approximately 26 vessels), and the Sigma Pool (approximately 28 vessels). Other large operators of Suezmax tonnage (including newbuildings on order) as of such date included the Stena Sonangol Pool (approximately 21 vessels), Nordic American Tankers (approximately 26 vessels), the Blue Fin Pool (approximately 15 vessels), Euronav (approximately 22 vessels), Navig8 (approximately 22 vessels), and Sovcomflot (approximately 15 vessels).

As of December 31, 2015, we are effectively one of only two active USG Full Service Lightering Companies, the other being AET Tankers (or AET) (a subsidiary company of MISC). USG Lightering trade has a steady foundation of demand due to ongoing imports into the United States, and has recently found support in reverse-lightering due to changes to U.S. policy which now permits U.S.-produced crude oil to be exported to global destinations. AET currently maintains the majority of lightering market share in the USG. However through our acquisition of SPT (now known as Teekay Marine Solutions), we have targeted this region in an effort to grow our presence and take advantage of the expected increased volumes moving both in and out of the USG. The USG Lightering trade shows stability in the current environment where U.S. Refineries appear still to be dependent on imports borne on larger VLCC and Suezmax class vessels to feed the U.S. Gulf Coast refinery requirements. We also expect USG lightering will see incremental benefits resulting from the lifted ban on US crude oil exports should that oil be transported on larger size vessels, including VLCC and Suezmax targeted for Asia.

As of December 31, 2015, the largest operators of LR2 tonnage (including newbuildings on order) included the Navig8 LR2 pool (approximately 24 vessels), Scorpio Tankers (approximately 25 vessels), Torm Tankers (approximately 14 vessels), Ocean Tankers (approximately 12 vessels) and the Sigma Pool (approximately 9 vessels). As of December 31, 2015, the largest operators of MR tonnage (including newbuildings on order) included Scorpio Tankers (approximately 59 vessels), Torm (approximately 53 vessels), the Norient pool (approximately 58 vessels), Stena Bulk (approximately 49 vessels), the Handytankers Pool (approximately 26 vessels), Sovcomflot (approximately 22 vessels), Ocean Tankers (approximately 20 vessels), and Diamond S Shipping (approximately 33 vessels).

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

Our largest competitor in the ship-to-ship global supports business and the LNG terminal management and consultancy business is Fendercare Marine. Fendercare is well-established and was relatively unchallenged in what was a niche market until 2006, when SPT developed from being primarily a U.S. based supplier. Through the growth of SPT we have gained market share, and now under TMS, we look to increase our presence further through our intended business development.

Oil Tanker Demand. Demand for oil tankers is a function of several factors, including world oil demand and supply (which affect the amount of crude oil and refined products transported in tankers), and the relative locations of oil production, refining and consumption (which affects the distance over which the oil or refined products are transported).

Oil has been one of the world’s primary energy sources for a number of decades. As of February 2015, the International Energy Agency (or IEA) estimated that oil consumption will increase from 94.4 million barrels per day (or mb/d) in 2015, to 95.6 mb/d in 2016 driven by increasing consumption in non-OECD countries. A majority of known oil reserves are located in regions far from major consuming regions, which contributes positively toward demand for oil tankers.

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

Oil Tanker Supply. New Aframax, Suezmax, LR2 and MR tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, U.S. and international regulations require the earlier phase-out of existing vessels that are not double-hulled, regardless of their expected lifespan. As of December 31, 2015, the world Aframax crude tanker fleet consisted of 604 vessels, with an additional 94 Aframax crude oil tanker newbuildings on order for delivery through 2019; the world Suezmax crude tanker fleet consisted of 454 vessels, with an additional 97 Suezmax crude oil tanker newbuildings on order for delivery through 2018; the world LR2 product tanker fleet consisted of 287 vessels, with an additional 80 LR2 product tanker newbuildings on order through 2018; and the world MR product tanker fleet consisted of 1,519 vessels, with an additional 228 MR product tanker newbuildings on order through 2020. Currently, delivery of a vessel typically occurs within two to three years after ordering.

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

Safety, Management of Ship Operations and Administration

Safety and environmental compliance are our top operational priorities. Our vessels are operated by our Manager in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2007, we introduced a behavior-based safety program called “Safety in Action” to further enhance the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2008, we introduced the Quality Assurance and Training Officers (or QATO) Program to conduct rigorous internal audits of our processes and provide our seafarers with onboard training.

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

We provide, through certain of its subsidiaries, expertise in various functions critical to our operations and access to human resources, financial and other administrative functions. Critical ship management functions that our Manager provides to us through its affiliates include:

•	vessel maintenance;

•	crewing;

•	purchasing;

•	shipyard supervision;

•	insurance; and

•	financial management services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.

All vessels are operated by us under a comprehensive and integrated Safety Management System that complies with the ISM Code, the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, and Occupational Health and Safety Assessment Series (or OHSAS) 18001 and the new Maritime Labour Convention 2006 that became enforceable on August 20, 2013. The management system is certified by DNV. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and certain flag states.

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

Risk of Loss, Insurance and Risk Management

The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation of crude oil and petroleum products is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism). None of our vessels are insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience. We believe that current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against the risks of environmental damage or pollution.

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

Teekay Corporation has achieved certification under the standards reflected in ISO 9001 for quality assurance, ISO 14001 for environment management systems, OHSAS 18001, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

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

International Maritime Organization (or IMO)

The IMO is the United Nations’ agency for maritime safety and prevention of pollution. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations, and subject to limited exceptions, a tanker must be of double-hull construction in accordance with the requirements set out in these regulations, or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.

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

Annex VI to the IMO’s International Convention for the Prevention of Pollution from Ships (MARPOL) (or Annex VI) sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special areas to be established with more stringent controls on sulfur emissions.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply within these guidelines.

In addition, the IMO has proposed (by the adoption in 2004 of the International Convention for the Control and Management of Ships’ Ballast Water and Sediments (or the Ballast Water Convention) that all tankers of the size we operate that were built starting in 2012 contain ballast water treatment systems to comply with the ballast water performance standard specified in the Ballast Water Convention, and that all other similarly sized tankers install water ballast treatment systems in order to comply with the ballast water performance. This convention has not yet entered into force, but when it becomes effective, we estimate that the installation of ballast water treatment systems on our tankers may cost between $2 million and $3 million per vessel.

The IMO has also developed and adopted an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions and will be mandatory, with the safety provisions becoming part of SOLAS and the environmental provisions becoming part of MARPOL. In November 2014 the IMO’s MSC adopted the Polar Code and the related amendments to SOLAS in relation to safety, while in May 2015 the IMO’s Marine Environment Protection Committee (or MEPC) adopted the environmental provisions of the Polar Code and associated amendments to MARPOL. The Polar Code is to enter into force on January 1, 2017.

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

The EU has adopted a Directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. The California Air Resources Board (or CARB) requires vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California as of January 1, 2014. China also established emission control areas in the Pearl River Delta, the Yangtze River Delta and the Bohai Bay rim area with restrictions, commencing in January 1, 2016, on the maximum sulfur content of the fuel to be used by vessels within those areas, which limits become progressively stricter over time.

IMO regulations require that, as of January 1, 2015, all vessels operating within Emissions Control Areas (or ECAs) worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting this low sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since January 1, 2015, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel sulfur control areas have been 0.1%. Other established ECAs under Annex VI to MARPOL are the North American ECA and the United States Caribbean Sea ECA. Certain modifications were completed on our Suezmax tankers in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO), and to ensure our compliance with the EU Directive. In addition, LSMGO is more expensive than HFO and this impacts the costs of operations. However, for vessels employed on fixed-term business, all fuel costs, including any increases, are borne by the charterer.

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

The U.S. Clean Water Act (or the Clean Water Act) also prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act imposes substantial liability for the costs of removal, remediation and damages and complements the remedies available under OPA 90 and CERCLA discussed above.

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

Greenhouse Gas Regulation

In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015, the Paris Agreement (or the Paris Agreement) was adopted by 195 countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases above pre-industrial levels to not more than 1.5°Celsius. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping. In July 2011 the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index,” which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. Work on the development of such a system continued during 2015. The EU also has indicated that it intends to propose an expansion of the existing European Union emissions trading scheme to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU recently adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification of CO2 emissions from vessels (or the MRV Regulation) which entered into force on July 1, 2015. The MRV Regulation is to generally apply to all vessels over 5,000 gross tonnage, irrespective of flag, in respect of CO2 emissions released during intra-EU voyages and EU incoming and outgoing voyages. The first reporting period will commence on January 1, 2018. The monitoring, reporting and verification system adopted by the MRV Regulation may be the precursor to a market-based mechanism to be adopted in the future. In the United States, the EPA issued an “endangerment finding” regarding greenhouse gases under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly greenhouse gas emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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

C. Organizational Structure

As of December 31, 2015, Teekay Corporation (NYSE: TK), through its 100%-owned subsidiary Teekay Holdings Ltd., had a 25.9% economic interest in us through its ownership of 17.2 million of our shares of Class A common stock and 23.2 million shares of our Class B common stock.

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

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2015.

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

Other than our vessels, we do not have any material property. Please see “Item 4. Information on the Company: Note B–Our Fleet” for a description of our vessels and “Item 18. Financial Statements: Note 11—Long-Term Debt” for information about major encumbrances against our vessels.

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

Fifty percent (50%) of Transportation Income attributable to transportation that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) is considered to be derived from sources within the United States. Transportation Income attributable to transportation that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) is considered to be 100% derived from sources within the United States. Transportation Income attributable to transportation exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

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

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Income. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Income.

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (i) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Income (or an Equivalent Exemption), (ii) meets one of three ownership tests (or Ownership Tests) described in the Section 883 Regulations, and (iii) meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy one of the Ownership Tests. We believe that we should satisfy one of the Ownership Tests because our stock is primarily and regularly traded on an established securities market in the United States within the meaning of Section 883 of the Code and the Section 883 Regulations. We can give no assurance, however, that changes in the ownership of our stock subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.

The Net Basis and Branch Profits Taxes. If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we would be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income, without benefit of deductions. For 2016, we estimate that the U.S. federal income tax on such U.S. Source International Transportation Income would be approximately $2.5 million if the Section 883 Exemption does not apply, based on the amount of U.S. Source International Transportation Income we earned for 2015. The amount of such tax for which we may be liable for in any year would depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

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

The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

Our business is to own oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. During 2015, we further developed our service offerings to our customers through the purchase of a ship-to-ship transfer business that provides full service lightering as well as lightering support services and LNG services. This acquisition, which is adjacent to our core competencies, along with our existing conventional tanker commercial management and technical management operations, is expected to improve our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these business areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. We were formed in October 2007 by Teekay Corporation (NYSE: TK) (or Teekay), a leading provider of marine services to the global oil and gas industries and the world’s largest operator of medium-sized oil tankers, and we completed our initial public offering in December 2007.

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

Commencing in December 2015, we adopted a new dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. Prior to this change, our dividend policy was to distribute to our stockholders a fixed quarterly dividend of $0.03 per share ($0.12 per share annually). Our dividend policy is reviewed by our Board of Directors from time to time.

Significant Developments in 2015 and Early 2016

Legal Action for Damages

In April 2013, we entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of our first shipyard installment was contingent on us receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, we exercised our options to order eight additional newbuildings, in aggregate, under option agreements relating to the original STX LR2 shipbuilding agreements signed in April 2013 (or the Option Agreements). STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and, informed us that there was no prospect of the refund guarantees being provided under any of the firm or option agreements. Therefore, STX is in breach of the option agreements. In December 2013, we terminated the newbuilding agreements and in February 2014, we terminated the option agreements. In February 2014, we commenced a legal action against STX for damages. In November 2014, we placed $0.6 million into an escrow account as cash security pending the resolution of this matter.

On February 15, 2016, our subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of four firm shipbuilding contracts. As a result, our subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. We and our subsidiaries are pursuing other routes to enforce the awards against STX. Additionally the cash deposit of $0.6 million which was held in escrow has been refunded. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection. The trial in the English High Court in respect of the Option Agreements will commence on April 11, 2016. Please read Item 18 - Financial Statements: Note 22 – Shipbuilding Contracts.

New Loan Facilities

In January 2016, we entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay the our two bridge loan facilities which matured in late January 2016 and our main corporate revolving credit facility which was scheduled to mature in 2017.

In August 2015, we secured a new loan facility of $397.2 million which matured on January 29, 2016. The loan facility is secured by the 12 modern Suezmax tankers we acquired from Principal Maritime and has a variable interest rate of LIBOR plus a margin of 2.25%. Repayments are to be made in two equal quarterly installments of $10.0 million with a balloon repayment due at maturity. This loan facility was refinanced through the new loan agreement in January 2016, referred to above.

In January 2015, we secured a new loan facility of $126.6 million which matured on January 29, 2016. The loan facility is secured by the four LR2 product tankers and one Aframax tanker we acquired during the quarter ended March 31, 2015, and has a variable interest rate of LIBOR plus a margin of 2.50% to 2.80%. Repayments are to be made in four equal quarterly installments of $3.0 million with a balloon repayment due at maturity. This loan facility was refinanced through the new loan agreement in January 2016, referred to above.

Acquisition of Entities under Common Control

In December 2015, we acquired from Teekay Offshore Partners L.P. (or TOO), which is an entity controlled by Teekay, two conventional oil tankers and related time-charter contracts and debt facilities for an aggregate price of $80.0 million and working capital of approximately $8.6 million, including the assumption of outstanding debt of approximately $49.6 million (or the 2015 Acquired Business) for a net amount of $39.0 million. Of this net amount, $30.4 million was paid on closing of the transaction in December 2015 and the remaining $8.6 million was paid in the first quarter of 2016. As part of this acquisition of Entities under Common Control, Teekay paid us $2.9 million to terminate the existing time-charters for the SPT Explorer and Navigator Spirit. Subsequent to the acquisition, Teekay entered into a contract with us to guarantee commitments under the existing credit facilities related to the two vessels for a payment of $1.5 million.

The acquisition of the 2015 Acquired Business was accounted for as a transfer of a business between entities under common control. As a result, our consolidated financial statements prior to the date the interests in these vessels were actually acquired by us are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay and had begun operations. The effect of adjusting such information to account for the 2015 Acquired Business in periods prior to our acquisition is referred to as the Entities under Common Control. Please read Item 18 - Financial Statements: Note 3 – Acquisition of Entities under Common Control.

Time Chartered-out Vessels

In December 2015, we acquired one Aframax vessel through the 2015 Acquired Business and concurrently assumed a time charter-out contract with a daily rate of $19,000. Immediately after the acquisition, the daily rate in the time charter-out contract was revised to $29,000 per day. In December 2015, one Aframax vessel completed its time-charter out contract and entered into the Aframax RSA. In August 2015, an existing time charter-out contract of an Aframax tanker was renewed at a daily rate of $24,900 for an additional firm contract period of 36 months. In July 2015, we entered into time charter-out contracts for one LR2 product tanker and two Suezmax tankers. The LR2 product tanker has a time charter-out contract with a daily rate of $26,000 and a firm contract period of 22 months. The two Suezmax tankers have time charter-out contracts with daily rates of $32,906 and firm contract periods of 24 months. In April 2015, we entered into a time charter-out contract for one Aframax vessel, at a daily rate of $24,000 and a firm contract period of 12 months.

Vessel Sale

On November 20, 2015, we completed the sale of one Medium Range (or MR) tanker, the Mahanadi Spirit, for $11.2 million, which resulted in a gain on sale of $0.8 million. The vessel was trading in the Norient pool prior to sale.

Continuous Offering Program

In June 2015, we implemented a continuous offering program (or COP) under which we may issue shares of our Class A common stock at market prices up to a maximum aggregate amount of $80.0 million. In September 2015, we concluded this COP and sold approximately 11.3 million shares for net proceeds of $78.2 million.

In November 2015, we entered into an equity distribution agreement and filed a prospectus supplement with the U.S. Securities and Exchange Commission (or SEC) through which we may, from time to time, issue Class A common stock with an aggregate offering price of up to $80.0 million, in addition to amounts described above, through Evercore Group L.L.C. (or Evercore), as sale agent. Sales of Class A common stock, if any, will be made by means of ordinary brokers’ transactions on the New York Stock Exchange, in block transactions, or as otherwise agreed to between us and Evercore. We are under no obligation to issue Class A common stock under the equity distribution agreement. We intend to use the net proceeds from sales under this COP for general corporate purposes, which may include, among other things, repaying a portion of our outstanding indebtedness and funding future working capital requirements, capital expenditures or vessel acquisitions. As of December 31, 2015, we sold approximately 2.1 million shares under this COP for net proceeds of $14.2 million, net of issuance costs.

Suezmax Fleet Acquisition

In August 2015, we agreed to acquire 12 modern Suezmax tankers from Principal Maritime Tankers Corporation (or Principal Maritime) for an aggregate purchase price of $661.3 million, consisting of $612.0 million in cash and approximately 7.2 million shares of our Class A common stock. As of December 31, 2015, all of the vessels have been delivered, nine of the vessels are trading in the spot tanker market, two vessels are trading under short-term fixed rate contracts and one vessel is off hire. To finance the acquisition, in August 2015, we secured a $397.2 million loan facility which matured on January 29, 2016, issued approximately 13.6 million shares of Class A common stock for net proceeds of $90.6 million, of which approximately 4.5 million shares were issued to Teekay, and we financed the remainder of purchase price with existing liquidity. The loan facility was refinanced in January 2016. Please refer to New Loan Facilities above.

Acquisition of Ship-to-Ship Transfer Business

On July 31, 2015, we acquired the ship-to-ship transfer business (or SPT) from a company jointly owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for an aggregate purchase price of approximately $47.3 million (including $1.8 million for working capital). SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy, terminal management and project development services. SPT owns a fleet of six STS support vessels and has one in-chartered Aframax tanker. In connection with the SPT acquisition, on July 31, 2015, we issued approximately 6.5 million shares of Class B common stock to Teekay, for net proceeds of $45.5 million. These shares of Class B common stock were priced at $6.99 per share.

Additional Time Chartered-in Vessels

During the year ended December 31, 2015, we entered into new in-charter contracts for two Aframax tankers and one LR2 product tanker. The Aframax tankers were delivered in December 2015 and April 2015 and the LR2 tanker was delivered to us in May 2015. In addition, in connection with the acquisition of SPT on July 31, 2015, we assumed an in-chartered contract with Teekay for one Aframax tanker. Immediately after we acquired the 2015 Acquired Business, the in-charter contract was cancelled and we received a cancellation fee of $2.1 million from Teekay.

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

Important Financial and Operational Terms and Concepts

We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from time charters, voyage charters, pool arrangements, full service lightering and lightering support services and interest income from investment in term loans. Revenues are affected by hire rates and the number of days a vessel operates. Revenues are also affected by the mix of our business between time charters, voyage charters and vessels operating in pool arrangements. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage.

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

Depreciation and Amortization. Our depreciation and amortization expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels, charges related to the amortization of dry-docking expenditures over the estimated number of years to the next scheduled dry docking, and charges related to the amortization of our intangible assets over the estimated useful life of 10 years.

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

Items You Should Consider When Evaluating Our Results

You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•

Our financial results reflect the results of the interests in vessels acquired from Teekay for all periods the vessels were under common control. The 2015 Acquired Business was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interests method. Under this method of accounting our consolidated financial statements, for periods prior to the date the interests in these vessels were actually acquired by us, are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under common control of Teekay and had begun operations. All financial or operational information contained herein for the periods prior to the date the interests in these vessels were actually acquired by us, and during which we and the applicable vessels were under common control of Teekay, are retroactively adjusted to include the results of these acquired vessels and are collectively referred to as the “Entities under Common Control”.

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

•

Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports, which may limit our earnings in this area of our operations. Our U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port, including offshore offloading facilities. While we believe that lightering offers advantages over alternative methods of delivering crude oil to U.S. Gulf ports, our lightering revenues may be limited due to the availability of alternative methods.

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

•

The amount and timing of dry dockings of our vessels can significantly affect our revenues between periods. Our vessels are normally off-hire when they are being dry docked. We had 16 vessels drydock in 2015, compared to nine vessels which dry docked in 2014 and seven vessels which dry docked in 2013 and one vessel which started dry docking in 2013 and finished in 2014. The total number of off-hire days relating to dry dockings during the years ended December 31, 2015, 2014 and 2013 were 510, 292, and 218, respectively. For our current fleet, there are two vessels scheduled to dry dock in 2016.

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

Conventional Tankers Segment

Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year).

Ship-to-ship Transfer Segment

Our ship-to-ship transfer segment consists of our lightering support services, including those services provided to our conventional tanker segment as part of full service lightering operations and other related services. Our results for the year ended December 31, 2015, include five months of operations of this segment, from the date of our acquisition of SPT on July 31, 2015.

Year Ended December 31, 2015 versus Year Ended December 31, 2014

The following table presents our operating results for the years ended December 31, 2015 and 2014 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Conventional Tankers		Ship-to-ship Transfer		Total
	Year Ended December 31,
(in thousands of U.S. dollars)	2015	2014	2015	2014	2015	2014
Revenues (1)	496,455	240,884	17,738	—	514,193	240,884
Interest income from investment in term loans	—	9,118	—	—	—	9,118
Less: voyage expenses	(19,468)	(11,223)	(348)	—	(19,816)	(11,223)

Net revenues	476,987	238,779	17,390	—	494,377	238,779

Vessel operating expenses (1)	(122,723)	(98,403)	(14,441)	—	(137,164)	(98,403)
Time-charter hire expense	(74,860)	(22,160)	(38)	—	(74,898)	(22,160)
Depreciation and amortization	(72,118)	(53,292)	(1,642)	—	(73,760)	(53,292)
General and administrative	(15,369)	(12,821)	(1,985)	—	(17,354)	(12,821)
Gain on sale of vessels	771	9,955	—	—	771	9,955
Restructuring charge	(4,445)	—	(327)	—	(4,772)	—

Income (loss) from vessel operations	188,243	62,058	(1,043)	—	187,200	62,058

Equity income	14,411	5,228	—	—	14,411	5,228

(1)

Excludes $0.8 million of revenues for the year ended December 31, 2015 relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

Tanker Market

The tanker market in 2015 yielded the strongest returns since 2008. The main catalyst for the record highs freight market was continued high levels of global oil production, including an extra 1.2 million barrels per day (or mb/d) of crude oil supply from OPEC. Global oil demand was also strong in 2015 with growth of 1.6 mb/d, the highest level of growth since the post-financial crisis rebound in 2010. Oil prices also fell to the lowest average price in the last 11 years of $52 per barrel for 2015, which was positive for the tanker market as it led to higher refinery throughput to take advantage of strong refining margins, commercial and strategic stockpiling and lower bunker fuel costs, resulting in lower operating costs for ship owners. Finally, tanker fleet growth remained low with just 2.4% growth in the crude tanker fleet.

Looking ahead, we anticipate that many of the positive fundamentals which existed in 2015 will persist during 2016. Global oil demand is forecast to grow by 1.2 mb/d in 2016 (average of IEA, EIA, and OPEC forecasts). While this is a decrease from 2015 oil demand growth of 1.6 mb/d, it is above the average growth rate of 1.0 mb/d seen over the last decade. Global oil production is anticipated to remain high with no change to OPEC policy expected in 2016. Furthermore, the return of Iranian production is projected to add up to 0.5 mb/d of additional supply in 2016, further adding to global crude oil exports and keeping oil prices relatively low. Finally, while tanker fleet growth is set to accelerate in 2016, it should be noted that fleet growth is relatively modest for the mid-size sectors with anticipated tanker fleet growth of 4.6% and 4.0% in the Suezmax and Aframax fleets, respectively, which compares favorably to the average overall tanker fleet growth in the last decade of approximately 4.7%.

Fleet and TCE Rates

As at December 31, 2015, we owned 45 double-hulled conventional oil tankers, time-chartered in ten Aframax tankers and three LR2 product tankers from third parties and owned a 50% interest in one VLCC. The number of vessels we own, as well as our financial and operational results, includes the Entities under Common Control in all relevant periods presented. Please read Item 18 – Financial Statements: Note 3 – Acquisition of Entities under Common Control included in the notes to our consolidated financial statements included in this Annual Report.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2015 and 2014:

	Year Ended December 31, 2015			Year Ended December 31, 2014
	Net Revenues (1)(2) (in thousands)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3) (in thousands)	Revenue Days	Average TCE per Revenue Day

Voyage-charter contracts - Suezmax	$157,713	4,021	$39,217	$67,221	2,926	$22,976
Voyage-charter contracts - Aframax	$140,095	4,786	$29,270	$37,777	1,692	$22,321
Voyage-charter contracts - LR2	$81,858	2,845	$28,777	$30,294	1,698	$17,842
Voyage-charter contracts - MR	$20,373	960	$21,205	$9,828	697	$14,108
Voyage-charter contracts - VLCC	—	—	—	$1,323	96	$13,805
Time-charter contracts - Suezmax	$14,274	483	$29,577	$13,727	676	$20,292
Time-charter contracts - Aframax	$55,389	2,864	$19,343	$65,186	3,658	$17,819
Time-charter contracts - LR2	$4,480	175	$25,623	—	—	—
Time-charter contracts - MR	$1,970	50	$39,036	$13,170	365	$36,081

Total	$476,152	16,184	$29,420	$238,526	11,808	$20,200

(1)	Excludes a total of $12.6 million in pool management fees and commissions payable for commercial management of our vessels and $3.7 million in off-hire bunker and other expenses.
(2)

Excludes $26.6 million of full lightering and lightering support services for 2015, $4.8 million of in-process revenue contract revenue for 2015, $4.4 million of crew redundancy costs recovery from one of our customers for 2015, $1.4 million adjustment related to the Entities under Common Control and interest income from investment in term loans of $9.1 million for 2014.

(3)	Excludes a total of $7.1 million in pool management fees and commissions payable for commercial management of our vessels and $1.8 million in off-hire bunker and other expenses.

Net Revenues. Net revenues increased to $494.4 million for 2015 from $238.8 million for 2014 primarily due to:

•

a net increase of $144.0 million resulting from the addition of 11 Suezmax tankers (excluding one which is currently in drydock), one Aframax tanker and four LR2 product tankers acquired in 2015, the addition of two in-chartered Aframax tankers and one LR2 product tanker in 2015, the addition of two Aframax tankers owned by Entities under Common Control, the addition of seven in-chartered Aframax tankers and four in-chartered LR2 product tankers in 2014, partially offset by the addition of two VLCCs in March 2014 that were subsequently sold to TIL in May 2014 and the sale of a MR product tanker in 2015;

•	an increase of $46.2 million resulting from higher average realized rates earned by our Suezmax tankers in 2015 compared to 2014;

•

an increase of $26.6 million resulting from the acquisition of SPT during 2015, of which $9.2 million is related to full service lightering operations that are included as part of our conventional tanker segment;

•	an increase of $18.5 million resulting from higher average realized rates earned by our LR2 product tankers in 2015 compared to 2014;

•	an increase of $13.6 million resulting from higher average realized rates earned by our Aframax tankers in 2015 compared to 2014;

•	a net increase of $13.4 million resulting from various vessels changing employment between fixed-rate charters and voyage charters;

•	an increase of $4.8 million resulting from in-process revenue contract amortization we recognized in revenue in 2015;

•	an increase of $4.7 million resulting from higher average realized rates earned by our MR product tankers in 2015 compared to 2014; and

•	an increase of $4.4 million resulting from redundancy costs for Australian seafarers that we recovered from our customer upon expiration of a time-charter out contract of a MR product tanker in 2015;

partially offset by

•	a decrease of $9.1 million due to the interest income we recognized on our investments in term loans in 2014;

•	a net decrease of $6.6 million due to higher management fees, commissions, off-hire bunker expense and other expenses in 2015 compared to 2014; and

•	a net decrease of $4.9 million due to more off-hire days in 2015 compared to 2014, primarily as a result of higher drydocking activity.

Vessel Operating Expenses. Vessel operating expenses increased to $137.2 million for 2015 from $98.4 million for 2014 primarily due to:

•	an increase of $24.3 million resulting from the addition of 11 modern Suezmax tankers (excluding one which is currently in drydock), one Aframax tanker and four LR2 product tankers acquired in 2015;

•	an increase of $13.7 million due to additional expenditures associated with the ship-to-ship business we acquired during the second half of 2015;

•	an increase of $5.4 million relating to the timing and extent of planned vessel maintenance and repairs;

•	an increase of $2.3 million due to higher ship management fees relating to the 16 vessels and the ship-to-ship transfer business acquired in 2015;

•	an increase of $1.0 million due to the additional expenditures assumed from the Entities under Common Control; and

•	an increase of $0.2 million due to higher port costs and fleet overhead costs related to the timing of seafarer training and other initiatives;

partially offset by

•

decreases of $5.7 million due to lower crewing costs resulting from a change in the nationality of crew on an MR product tanker as well as favorable current year foreign currency exchange rates impacting crew wage expenditures; and

•	a decrease of $2.3 million due to repairs on a Suezmax tanker which was incurred during 2014.

Time-charter Hire Expense. Time-charter hire expense increased to $74.9 million for 2015 from $22.2 million for 2014 due to the addition of two in-chartered Aframax tankers and one LR2 tankers to our fleet in the year ended December 31, 2015, additional time charters from external parties in connection with our ship-to-ship transfer business we acquired in July 2015, higher time-charter rates due to profit sharing components and options we exercised to extend certain in-chartered contracts at higher rates, and the timing of eight time-charter contracts which we entered into during the latter half of 2014. This was partially offset by a decrease as a result of two previously in-chartered LR2 product tankers which we acquired in February 2015 and a decrease resulting from the addition of the Entities under Common Control as we acquired one previously in-chartered vessel as part of the 2015 Acquired Business.

Depreciation and Amortization. Depreciation and amortization increased to $73.8 million for 2015 from $53.3 million for 2014. The increase primarily relates to the addition of 12 Suezmax tankers, one Aframax tankers and four Long Range 2 (or LR2) product tankers acquired in 2015, the acquisition of the ship-to-ship transfer business in July 2015, and higher amortization of dry-docking expenditures in 2015 as compared to the prior year.

General and Administrative Expenses. General and administrative expenses increased to $17.4 million for 2015 compared to $12.8 million for 2014, primarily due to:

•

an increase of $2.8 million as a result of higher corporate expenses incurred during 2015 primarily as a result of legal expenses related to the STX arbitration (please read Item 18 – Financial Statements: Note 22 – Shipbuilding Contracts) and legal expenses incurred related to the acquisitions of vessels and the ship-to-ship business in 2015;

•	a net increase of $1.9 million due to additional general and administrative expenses related to the ship-to-ship business acquired in July 2015; and

•	an increase of $0.3 million due to increased stock-based compensation granted to our Board of Directors, one of our officers and certain employees of Teekay subsidiaries that provided services to us;

partially offset by

•	a net decrease of $0.3 million due to lower administrative, strategic management, and other fees incurred; and

•	a decrease of $0.2 million due to lower expenses in the Entities under Common Control in 2015 compared to 2014.

Gain on Sale of Vessels. Gain on sale of vessels of $0.8 million for the year ended December 31, 2015 related to the sale of the Mahanadi Spirit with a sale price of $11.2 million.

Gain on sale of vessels of $10.0 million for the year ended December 31, 2014 related to the sale of two wholly-owned subsidiaries, each of which owned one Very Large Crude Carrier (or VLCC), to Tanker Investments Ltd. (or TIL) for aggregate proceeds of $154.0 million plus related working capital on closing.

Restructuring Charges. Restructuring charges for 2015 relate to severance payments made during the year in relation to the acquisition of the ship-to-ship transfer business as well as crew redundancy costs due to the change in nationality of crew on one of our vessels which we recovered from one of our customers.

Equity Income.

	Year Ended December 31,
(in thousands of U.S. dollars)	2015	2014
High-Q Joint Venture	3,218	2,702
Tanker Investments Ltd.	7,280	(184)
Dilution gain in respect of the Initial Public Offering of Tanker Investments Ltd.	—	2,054
Teekay Tanker Operations Ltd.	3,913	656

Total equity income	14,411	5,228

Equity income increased to $14.4 million in 2015 from $5.2 million for 2014 primarily due to:

•

an increase of $5.4 million due to higher equity earnings from TIL resulting from overall higher realized average spot rates earned in 2015 compared to 2014, its acquisition of six Suezmax vessels delivered during 2015 and one Aframax vessel delivered during 2014, partially offset by a decrease relating to a dilution gain recorded in 2014 resulting from our reduced ownership interest in TIL from TIL’s share issuance completed as part of its initial public offering (or IPO) in 2014;

•	an increase of $3.3 million due to a full year of earnings from our 50% interest in Teekay Tankers Operations Ltd. (or TTOL), which we acquired in 2014; and

•	an increase of $0.5 million due to higher equity earnings from the High-Q joint venture resulting from higher unrealized gain on derivatives recognized in 2015 compared to 2014.

Please refer to Item 18 – Financial Statements: Note 8 – Investments in and Advances to Equity Accounted Investments.

The High-Q joint venture has an interest rate swap agreement which exchanges a receipt of floating interest for a payment of fixed interest to reduce the joint venture’s exposure to interest rate variability on its outstanding floating rate debt. Our proportionate share of realized and unrealized gains or losses relating to this instrument has been included in the equity income from the High-Q joint venture. For the years ended December 31, 2015 and 2014, our proportionate share of realized losses was $0.3 million and $0.4 million, respectively, and unrealized losses were $nil.

Other Operating Results

The following table compares our other operating results for the years ended December 31, 2015 and 2014:

	Year Ended December 31,
(in thousands of U.S. dollars)	2015	2014
Interest expense	(17,389)	(9,128)
Interest income	107	287
Realized and unrealized loss on derivative instruments	(1,597)	(1,712)
Other (expenses) income	(3,097)	3,805

Interest Expense. Interest expense increased to $17.4 million for 2015 from $9.1 million for 2014, primarily due to additional interest incurred from two new term loan facilities which were drawn in 2015 to finance the acquisition of the 12 modern Suezmax tankers, one Aframax tanker and four LR2 product tankers that we acquired during 2015.

Realized and unrealized loss on derivative instruments. Realized and unrealized loss on derivative instruments decreased to $1.6 million for 2015 from $1.7 million for 2014. Realized and unrealized loss on derivative instruments is comprised of realized and unrealized gains or losses on our interest rate swaps and unrealized gains or losses on a stock purchase warrant issued to us by TIL.

Realized and unrealized losses on interest rate swaps were $2.1 million for the year ended December 31, 2015, compared to $2.9 million for the year ended December 31, 2014. During 2015 and 2014, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $300.0 million and with weighted average fixed rate of approximately 3.59%. Short-term variable benchmark interest rates during these periods were generally less than 1.0%. As a result, we incurred realized losses of $9.8 million and $10.0 million for the years ended December 31, 2015 and 2014, respectively, under the interest rate swap agreements.

The changes in the fair value of the interest rate swaps resulted in unrealized gains of $7.7 million and $7.1 million for the years ended December 31, 2015 and 2014, respectively, due to an increase in long-term benchmark interest rates in both years.

In addition to our interest rate swaps, we have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant had a fair value of $5.2 million and $4.7 million as of December 31, 2015 and 2014, respectively. We recognized an unrealized gain of $0.5 million and $1.2 million for the years ended December 31, 2015 and 2014, respectively.

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

Other (expenses) income. Other expenses was $3.1 million in 2015, compared to other income of $3.8 million in 2014. The decrease primarily relates to income of $3.4 million which we recognized upon receipt of the TIL stock purchase warrant in the first quarter of 2014 for our involvement in the formation of TIL and an increase of $3.3 million in our estimate of freight tax expenses for the year ended December 31, 2015 due to higher vessel activity as compared to the prior year.

Net Income. As a result of the foregoing factors, we recorded net income of $179.6 million for 2015, compared to $60.5 million for 2014.

Year Ended December 31, 2014 versus Year Ended December 31, 2013

The following table presents our operating results for 2014 and 2013 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars)	2014	2013
Revenues	240,884	172,338
Interest income from investment in term loans	9,118	7,677
Less: voyage expenses	(11,223)	(8,337)

Net revenues	238,779	171,678

Vessel operating expenses	(98,403)	(91,667)
Time-charter hire expense	(22,160)	(6,174)
Depreciation and amortization	(53,292)	(50,973)
General and administrative	(12,821)	(13,522)
Gain (loss) on sale of vessels	9,955	(71)

Income from vessel operations	62,058	9,271

Interest expense	(9,128)	(10,454)
Interest income	287	158
Realized and unrealized loss on derivative instruments	(1,712)	(1,524)
Equity income	5,228	854
Other income (expenses)	3,805	(1,014)

Net Income (loss)	60,538	(2,709)

Fleet and TCE Rates

As at December 31, 2014, we owned 27 double-hulled conventional oil tankers, time-chartered in 12 vessels from a third party and owned a 50% interest in one VLCC. The number of vessels we own, as well as our financial and operational results, includes the Dropdown Predecessor in all relevant periods presented. Please read Item 18 – Financial Statements: Note 3 – Acquisition of Entities under Common Control included in the notes to our consolidated financial statements attached in this Report.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2014 and 2013:

	Year Ended December 31, 2014			Year Ended December 31, 2013
	Net Revenues (1)(2)	Revenue Days	Average TCE per Revenue Day	Net Revenues (2)(3)	Revenue Days	Average TCE per Revenue Day
	(in thousands)			(in thousands)
Voyage-charter contracts - Suezmax	$67,221	2,926	$22,976	$38,659	2,817	$13,550
Voyage-charter contracts - Aframax	$37,777	1,692	$22,321	$14,472	1,183	$12,063
Voyage-charter contracts - LR2	$30,294	1,698	$17,842	$14,633	1,094	$13,164
Voyage-charter contracts - MR	$9,828	697	$14,108	$7,474	555	$13,414
Voyage-charter contracts - VLCC	$1,323	96	$13,805	—	—	—
Time-charter contracts - Suezmax	$13,727	676	$20,292	$13,560	680	$19,875
Time-charter contracts - Aframax	$65,186	3,658	$17,819	$67,154	4,044	$16,606
Time-charter contracts - MR	$13,170	365	$36,081	$16,599	517	$32,008

Total	$238,526	11,808	$20,200	$172,551	10,890	$15,845

(1)	Excludes a total of $7.1 million in pool management fees and commissions payable for commercial management of our vessels and $1.8 million in off-hire bunker and other expenses.
(2)	Excludes interest income from investment in term loan of $9.1 million and $7.7 million for 2014 and 2013, respectively.
(3)	Excludes a total of $5.3 million in pool management fees and commissions payable for commercial management of our vessels and $3.2 million in off-hire bunker and other expenses.

Net Revenues. Net revenues increased to $238.8 million for 2014 from $171.7 million for 2013, primarily due to:

•	an increase of $26.6 million resulting from higher average realized rates earned by our Suezmax tankers in 2014 compared to 2013;

•

a net increase of $27.6 million due to the addition of seven in-chartered Aframax tankers and four in-chartered LR2 product tankers in 2014, the addition of two Aframax tankers owned by the Entities under Common Control, the addition of two VLCCs in March 2014 that were subsequently sold to TIL in May 2014 and the full year impact of an Aframax tanker inchartered in 2013, partially offset by the redelivery of an in-chartered Aframax tanker to its owner in 2013;

•	an increase of $12.1 million resulting from higher average realized rates earned by our Aframax tankers in 2014 compared to 2013;

•	an increase of $5.1 million resulting from higher average realized rates earned by our LR2 product tankers in 2014 compared to 2013;

•	an increase of $1.4 million due to an increase in interest income earned on our investments in term loans;

•	a net increase of $0.6 million due to lower management fees, commissions, off-hire bunker expense and other expenses; and

•	an increase of $0.4 million resulting from higher average realized rates earned by our MR product tankers in 2014 compared to 2013;

partially offset by

•	a net decrease of $4.6 million resulting from various vessels changing employment between fixed-rate charters and voyage charters; and

•	a net decrease of $2.4 million due to more off-hire days in 2014 compared to 2013.

Vessel Operating Expenses. Vessel operating expenses increased to $98.4 million for 2014 from $91.7 million for 2013 primarily due to:

•	a increase of $5.4 million relating to the addition of two Aframax tankers owned by the Entities under Common Control;

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

Depreciation and Amortization. Depreciation and amortization increased to $53.3 million for 2014 from $51.0 million for 2013. The increase primarily relates to higher amortization of dry-docking expenditures in 2014 as compared to the prior year.

General and Administrative Expenses. General and administrative expenses decreased to $12.8 million for 2014 compared to $13.5 million for 2013, primarily due to:

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

Interest Expense. Interest expense decreased to $9.1 million for 2014 from $10.5 million for 2013, primarily due to the prepayment of $152.0 million on one of our revolving credit facilities in May 2014 using the gross proceeds from the sale of two wholly-owned subsidiaries to TIL in May 2014, as well as lower average balances of fixed-rate debt due to scheduled repayments made on the fixed-rate facilities during the year ended December 31, 2014.

Realized and Unrealized Loss on Derivative Instruments. Realized and unrealized loss on derivative instruments increased to $1.7 million for 2014 from $1.5 million for 2013. Realized and unrealized loss on derivative instruments is comprised of realized and unrealized gains or losses on our interest rate swaps and unrealized gains or losses on a stock purchase warrant issued to us by TIL.

Realized and unrealized losses on interest rate swaps were $2.9 million for the year ended December 31, 2014, compared to $1.5 million for the year ended December 31, 2013. During 2014 and 2013, we had interest rate swap agreements with aggregate average outstanding notional amounts of approximately $300.0 million and $322.9 million, respectively, and with weighted average fixed rates of approximately 3.59% and 3.42%, respectively. Short term variable benchmark interest rates during these periods were generally less than 1.0%. As a result, we incurred realized losses of $10.0 million and $9.9 million for the years ended December 31, 2014 and 2013, respectively, under the interest rate swap agreements.

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

Net Income (Loss). As a result of the foregoing factors, we recorded net income of $60.5 million for 2014, compared to a net loss of $2.7 million for 2013.

Liquidity and Capital Resources

Liquidity and Cash Needs

Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at December 31, 2015, our total cash and cash equivalents were $96.4 million, compared to $162.8 million at December 31, 2014. Our cash balance at December 31, 2015 had decreased primarily as a result of our acquisition of 17 vessels in 2015 for a total purchase price of $891.6 million (consisting of $842.3 million of cash consideration and 7.2 million of our Class A common stock valued at $49.3 million), our acquisition of SPT for a total purchase price of $47.3 million and the 2015 Acquired Business for a total purchase price of $80.0 million. This was partially offset by proceeds from the two new loan facilities in an aggregate amount of $523.8 million, net proceeds of $90.6 million related to the issuance of our Class A common stock to partially fund the acquisition of 12 modern Suezmax tankers, net proceeds of $92.4 million related to the issuance of our Class A common stock under our continuous offering program (or COP), net proceeds of $45.5 million related to the issuance of our Class B common stock to Teekay to fund the acquisition of the SPT business, net proceeds of $13.7 million from the issuance of shares of our Class A common stock in January 2015 upon the exercise by the underwriters of their option to purchase additional shares in connection with our December 2014 public offering, net proceeds of $11.1 million received from the sale of one MR tanker, and loan facilities of $49.6 million assumed from the Entities under Common Control.

Our total liquidity, including cash, cash equivalents and undrawn credit facilities, was $111.0 million as at December 31, 2015, compared to $289.0 million as at December 31, 2014. We believe that our working capital is sufficient for our present requirements.

Our short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. From the first quarter of 2013 to the dividend paid in the fourth quarter of 2015, we distributed a portion of our cash flow to shareholders through a fixed quarterly dividend of $0.03 per share on our common shares, which the amount is reviewed from time to time by our Board of Directors. Commencing with the dividend paid in the first quarter of 2016, we have adopted a new dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share. Unlike prior quarters, where we announced the declaration of the quarterly dividend in the first month following the end of the quarter, the dividend for the fourth quarter of 2015, which was $0.12 per share, was declared during December 2015 and consequently 2015 dividends declared per share includes five quarterly dividends. We expect to return to our normal dividend schedule for the first quarter of 2016.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings, which includes equity issuances from our COP. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels from Teekay or third parties.

Our primary revolving credit facility was repayable in full in November 2017. As of December 31, 2015, the facility had an outstanding balance of $447.0 million.

In addition, we had two loan facilities that matured in late January 2016, which as at December 31, 2015, had a total outstanding balance of $504.8 million. These facilities were entered into to partially finance our 2015 vessel acquisitions.

In January 2016, we entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay the our two bridge loan facilities, which matured in late January 2016, and our main corporate revolving credit facility, which was scheduled to mature in 2017.

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 11 - Long-Term Debt to our consolidated financial statements included in this Annual Report. Our revolving credit facilities and term loans contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, making certain negative pledges or granting certain liens, and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we do not currently expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2015, we and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use this financial instrument for trading or speculative purposes.

Passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services.

Cash Flows

The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2015	2014	2013
Net cash flow from operating activities	166,789	20,940	14,753
Net cash flow provided by (used for) financing activities	648,800	6,405	(9,648)
Net cash flow (used for) provided by investing activities	(881,969)	109,806	(5,800)

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

Net cash flow provided by operating activities increased to $166.8 million in 2015, compared to $20.9 million in 2014, primarily as a result of the following:

•

a net increase of $143.4 million in operating earnings primarily as a result of an increase in our fleet size (due to the acquisition of 12 modern Suezmax vessels, four LR2 product tankers, and one Aframax tanker, the addition of two Aframax tankers from the Entities under Common Control, and the chartering-in of an additional nine vessels), operating earnings associated with the ship-to-ship transfer business we acquired during the second half of 2015, and higher average realized TCE rates due to our increased exposure to the spot market; and

•	a net increase of $25.0 million in operating cash flows due to the timing of the settlement of operating assets and liabilities;

partially offset by

•

a decrease of $22.5 million in operating cash flows relating to higher expenditures on dry-docking activities in 2015. In 2015, we dry docked seven Suezmax tankers, seven LR2 product tankers, two Aframax tankers, and two MR tankers, whereas in 2014, we dry docked seven Aframax tankers, one MR and one Suezmax tanker.

Net cash flow provided by operating activities increased to $20.9 million in 2014, compared to $14.8 million in 2013, primarily as a result of the following:

•

a net increase of $50.3 million in operating earnings before depreciation and amortization, unrealized gains on derivative instruments, equity income, gain (loss) on sale of vessels and changes in other non-cash items related to operating activities, primarily as a result of higher average realized TCE rates in the spot market and our increased exposure to the spot market due to the addition of seven time-chartered in Aframax vessels and four time-chartered in LR2 vessels in the year ended December 31, 2014, which traded in the Teekay-managed pools as well as placing certain of our vessels in Teekay pools upon expiration of their time-charter out contracts; and

•

a net increase of $2.2 million due to fewer expenditures on dry-docking activities in 2014 as a result of a lower average cost per dry dock of an Aframax or an MR vessel as compared to a Suezmax vessel. In 2014, we dry docked seven Aframax tankers, one MR and one Suezmax tanker, whereas in 2013, six Suezmax and two Aframax tankers underwent scheduled drydockings;

partially offset by

•

a net decrease of $45.1 million due to changes in non-cash working capital relating to our vessel operations primarily due to an increase in pool receivables from affiliates as a result of higher average realized spot rates in 2014 and an increase in fleet size. Due from affiliates also increased mainly as a result of additional cash and bunker contributions we paid when our newly time-chartered in vessels joined Teekay pools and when our vessels joined Teekay pools upon the expiration of their time-charter out contracts; and

•	a net decrease of $1.2 million due to operations related to the two Aframax tankers owned by the Entities under Common Control.

Financing Cash Flows

Net cash provided by financing activities increased to $648.8 million in 2015, compared to $6.4 million in 2014, primarily as a result of the following:

•

a net increase of $545.6 million in proceeds from additional borrowings, including a new term loan facility of $397.2 million to finance the acquisition of 12 modern Suezmax tankers and a new term loan facility of $126.6 million to finance the acquisition of four LR2 product tankers and one Aframax tanker, net of repayments and prepayments on our term loans and revolving credit facilities; and

•

a net increase in financing cash inflows of $131.1 million in proceeds related to equity offerings, including an additional 19.7 million shares of Class A common stock issued to Teekay Corporation and a group of institutional investors to partially fund the acquisition of 12 Principal Maritime vessels, an additional 13.4 million shares of Class A common stock issued under our COP, an additional 6.5 million shares of Class B common stock issued to Teekay Corporation in order to finance the acquisition of SPT, and an additional 3.0 Class A common stock issued in January 2015;

partially offset by

•	a net increase of $28.1 million in cash used for financing activities from the Entities under Common Control;

•

an increase of $5.0 million in cash outflows related to additional cash dividends paid during 2015 due to an increase in the number of shares of outstanding Class A and B common stock from our 2015 issuances; and

•	an increase of cash outflow of $1.3 million related to an equity contribution from Teekay to indemnify the costs required to repair the Kaveri Spirit in 2014.

Net cash provided by financing activities was $6.4 million in 2014, compared to net cash used for financing activities of $9.6 million in 2013, as a result of the following:

•

an increase of $44.5 of net financing cash inflows as a result of additional borrowings and repayments of our debt facilities. In 2014, we borrowed $39.6 million more under our revolving credit facilities and term loans and repaid $4.9 million less in scheduled debt repayments;

•

an increase of $111.2 million in cash received from a public offering and concurrent private placement of our shares in December 2014. We issued 24.2 million shares of Class A common stock at $4.80 per share for the net proceeds of $111.2 million in the December 2014 public offering and concurrent private placement. We undertook no public offerings or private placements in 2013;

•	an increase of $1.3 million due to an indemnification payment received from Teekay for the repairs performed on the heating coils of one Suezmax tanker we purchased from Teekay in 2010; and

•	a net increase of $1.2 million in cash inflows resulting from the net financing activities of the Entities under Common Control;

partially offset by

•	an increase of $142.0 million in cash outflows due to increased long-term debt prepayments (primarily as a result of cash generated from our sale of two VLCCs as described in the investing section).

Investing Cash Flows

Net cash used for investing activities increased to $882.0 million in 2015, compared to net cash provided by investing activities of $109.8 million in the prior year, primarily as a result of the following:

•	an increase of cash outflows of $612.0 million related to the cash consideration paid to acquire the 12 modern Suezmax vessels from Principal Maritime Tankers in 2015;

•	an increase of cash outflows of $230.4 million related to the acquisition of four LR2 product tankers and one Aframax tanker in 2015 as well as other capital expenditures made during the year;

•	a decrease of cash inflows of $154.0 million related to gross proceeds from the sale of two wholly-owned subsidiaries, each of which owned one VLCC, to TIL in May of 2014;

•	an increase of cash outflows of $45.6 million, net of working capital adjustments, related to the acquisition of SPT in 2015;

•	a decrease of cash inflows of $1.2 million related to the term loan advance recoveries received in 2014; and

•	a decrease of cash inflows of $1.0 million related to the 2014 net loan repayment from the High-Q joint venture;

partially offset by

•

a net decrease of cash outflows of $41.3 million related to investments in and advances to equity accounted investments. In 2014 we invested $35.0 million in common shares of TIL (2015 - $nil) and paid $6.5 million in connection with the purchase of our investment in TTOL (2015 - $0.2 million); and

•	an increase in cash inflows of $11.1 million related to gross proceeds from the sale of one MR tanker in 2015.

Net cash provided by investing activities for the year ended December 31, 2014 increased to $109.8 million, compared to net cash used for investing activities of $5.8 million in 2013, as a result of the following:

•

a net increase of $144.9 million in cash inflows due to gross proceeds from the sale of two wholly-owned subsidiaries, each of which owned one VLCC, to TIL in May 2014 as compared to an increase of $9.1 million due to the sale of one Aframax tanker in January 2013; and

•

an increase of $10.3 million in cash inflows due to the term loan advance recoveries made as a result of our taking ownership of the two 2010-built VLCC tankers, which were collateral for all amounts owing under the term loans;

partially offset by

•

an increase in cash outflows of $35.6 million for investments in equity accounted investments made in 2014. We invested $35.0 million in common shares of TIL, paid $6.5 million in connection with the purchase of our investment in TTOL and received a net repayment of $2.0 million from the High-Q joint venture in the year ended December 31, 2014, as compared to $3.9 million of advances to the High-Q joint venture in the year ended December 31, 2013;

•	a decrease of $3.7 million due to a deposit placed in escrow in 2014 for the purchase of one Aframax tanker, which was delivered in the first quarter of 2015; and

•	an increase of $0.2 million in cash outflows during 2014 for upgrades and other capital expenditures on our fleet.

Please read Item 18 – Financial Statements: Note 6 – Investment in Term Loans and Note 8 - Investments in and advances to equity accounted investments for specific details on our investment in term loans and 50/50 joint venture activities included in the notes to our consolidated financial statements attached in this Annual Report.

Commitments and Contingencies

The following table summarizes our long-term contractual obligations as at December 31, 2015:

	Total	2016	2017	2018	2019	2020	Beyond 2020
(in millions of U.S. dollars)
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)(2)	655.7	174.7	137.3	119.8	111.3	110.0	2.6
Repayments at maturity of revolving facilities, term loans and other debt (1)(2)	510.6	—	77.6	71.1	11.3	—	350.6
Chartered-in vessels (operating leases) (3)	91.5	47.0	18.3	8.3	8.3	8.3	1.3

Total	1,257.8	221.7	233.2	199.2	130.9	118.3	354.5

(1)

Excludes all expected interest payments of $21.0 million (2016), $17.4 million (2017), $13.9 million (2018), $11.0 million (2019), $8.6 million (2020) and $3.4 million (beyond 2020). Expected interest payments under the new loan facility are based on the existing interest rates for fixed-rate loans that range from 4.06% to 4.90% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.80% at December 31, 2015. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)

In January 2016, we entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay the Company’s two bridge loan facilities, which matured in late January 2016, and the Company’s main corporate revolving credit facility, which was scheduled to mature in 2017. The amounts in the table above include the impact of this debt refinancing.

(3)

Excludes payments required if we execute all options to extend the terms of in-chartered leases. If we exercise all options to extend the terms of in-chartered leases, we would expect to be obligated to additional total payments of $60.2 million (2016), $30.4 million (2017), $16.7 million (2018), $8.3 million (2019), $8.3 million (2020) and $1.3 million (beyond 2020).

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.

Critical Accounting Estimates

We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies to our consolidated financial statements included in this Annual Report.

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

The following table presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value as of January 1, 2016. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels in 2015 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

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

Aframax, Suezmax and Product Tankers (in thousands of USD, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Conventional Tankers (2)	2	$33,500	$43,367
Conventional Tankers (3)	32	$1,251,300	$1,389,203

Total	34	$1,284,800	$1,432,570

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

Judgments and Uncertainties. Amortization of capitalized dry-docking expenditure requires us to estimate the period of the next dry docking. While we typically dry dock each vessel every 2.5 to 5.0 years, we may dry dock the vessels at an earlier date. The actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next dry dock date we will adjust our annual amortization of dry-docking expenditures.

Valuation of Derivative Instruments

Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. We also have a stock purchase warrant from our involvement in the formation of TIL. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statements of income (loss).

Judgments and Uncertainties. The fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements and a stock purchase warrant.

The fair value of our interest rate swap agreements is the estimated amount that we would receive or pay to terminate the agreements in an arm’s length transaction under normal business conditions at the reporting date, taking into account current interest rates and the current credit worthiness of ourselves and the interest rate swap counterparties. The estimated amount for interest rate swap agreements is the present value of estimated future cash flows, being equal to the difference between the benchmark interest rate and the fixed rate in the interest rate swap agreement, multiplied by the notional principal amount of the interest rate swap agreement at each interest reset date.

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

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the interest rate swap agreements or sell the stock purchase warrant at the reporting date, the amount we would pay or receive to terminate the interest rate swap agreements and the amount we would receive upon sale of the stock purchase warrant may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 – Financial Statements: Note 12 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of income (loss).

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

Please also read Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions.

Directors and Executive Officers of Teekay Tankers Ltd.

The following table provides information about the directors and executive officers of Teekay Tankers Ltd. Directors are elected for one-year terms. The business address of each of our directors and officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Ages of the directors and executive officers are as of December 31, 2015.

Name	Age	Position
Arthur Bensler	58	Chairman of the Board of Directors
Kevin Mackay	47	President and Chief Executive Officer
Vincent Lok	47	Chief Financial Officer
Richard J.F. Bronks	50	Director (1)
Peter Evensen	57	Director (2)
William Lawes	72	Director (1)
Bjorn Moller	58	Director
Richard T. du Moulin	69	Director (1)

(1)	Member of Audit Committee, Conflicts Committee, and Nominating and Governance Committee.
(2)	Appointed June 10, 2015.

Certain biographical information about each of these individuals is set forth below.

Arthur Bensler joined the Board of Directors as Chairman in June 2013. He has served as Corporate Secretary from 2007 to September 2014 and as General Counsel to the Company since its inception. Mr. Bensler is Executive Vice President, Corporate Secretary and General Counsel of Teekay Corporation (NYSE:TK) and President of Teekay Shipping (Canada) Ltd. He has more than 15 years of experience in the shipping industry, joining Teekay Corporation in 1998 as General Counsel. He was promoted to the position of Vice President and General Counsel in 2002, became the Corporate Secretary of Teekay Corporation in 2003 and was further promoted to Executive Vice President and General Counsel in 2006. Mr. Bensler served as Committee Director of the Britannia Steamship Insurance Association Limited from January 2005 to April 2010 and has served as a Committee Director of The Standard Club Ltd., a mutual insurance association, since November 2010, where he is also a member of the Nominating & Governance Committee and the Strategy Committee.

Kevin Mackay was appointed President and Chief Executive Officer of Teekay Tankers Ltd. in June 2014 and leads a global network of commercial offices in Asia, Europe and North America, with the responsibility of marketing Teekay’s fleet of conventional tankers. Mr. Mackay also serves as President and Chief Executive Officer of the Company’s Manager. He joined Teekay from Phillips 66, where he headed the global marine business unit, responsible for all aspects of marine transportation, including chartering, operations, demurrage, strategy and freight trading, business improvement and marine risk management. He held a similar role as the General Manager, Commercial Marine at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then joined AET Inc. Limited (AET) (formerly American Eagle Tankers Inc.) in Houston, where he ultimately was the Regional Director - Americas, Senior Vice President, responsible for AET’s business in the Americas. Mr. Mackay holds a B.Sc. (Econ) Honours from the London School of Economics & Political Science.

Vincent Lok has served as Chief Financial Officer of Teekay Tankers Ltd. since October 2007. Mr. Lok has served as Teekay Corporation’s Executive Vice President and Chief Financial Officer since July 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in March 2002 and Senior Vice President and Treasurer in February 2004. He was subsequently appointed Senior Vice President and Chief Financial Officer in November 2006. Mr. Lok also serves as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. and as the Chief Financial Officer of the Company’s Manager. Prior to joining Teekay Corporation, Mr. Lok worked as a Chartered Accountant with Deloitte & Touche LLP. Mr. Lok is also a Chartered Financial Analyst.

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

Peter Evensen rejoined the board of Teekay Tankers Ltd. in June 2015, having served as a director previously from October 2007 until June 2013. He joined Teekay Corporation in 2003 as Senior Vice President, Treasurer and Chief Financial Officer. He was appointed Executive Vice President and Chief Strategy Officer in 2006. In April 2011, Mr. Evensen became a Teekay director and assumed the position of President and Chief Executive Officer. Mr. Evensen also serves as Chief Executive Officer and Chief Financial Officer and a director of Teekay GP L.L.C., and Chief Executive Officer and Chief Financial Officer and a director of Teekay Offshore GP L.L.C. Mr. Evensen has over 30 years of experience in banking and shipping finance. Prior to joining Teekay, Mr. Evensen was Managing Director and Head of Global Shipping at J.P. Morgan Securities Inc. and worked in other senior positions for its predecessor firms. His international industry experience includes positions in New York, London and Oslo.

William Lawes joined our Board of Directors in January 2008. In January 2014, Mr. Lawes also joined the board of Tanker Investments Ltd., an Oslo Stock Exchange listed company established by Teekay Corporation and Teekay Tankers Ltd and serves as Chairman of the Audit Committee. Mr. Lawes served as a Managing Director and a member of the Europe, Africa and Middle East Regional Senior Management Board of JPMorgan Chase and its predecessor banks based in London from 1987 until 2002. His functional responsibility was Chief Credit and Counterparty Risk Officer for the region. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland. Since March 2005, Mr. Lawes has served as a Director and Chairman of the Audit Committee of Diana Shipping Inc., a global provider of shipping transportation services.

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

Compensation of Directors and Senior Management

Executive Compensation

Our executive officers that are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or its subsidiaries, and we reimburse Teekay Corporation for time spent by our executive officers on our management matters. This reimbursement is a component of the management fee we pay our Manager, pursuant to the Management Agreement. The aggregate amount of such reimbursement for the year ended December 31, 2015 was $1.4 million (2014: $1.1 million; and 2013: $1.4 million).

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

During 2015, our four non-employee directors received an aggregate of $260,000 in cash fees for their services as directors (2014: $260,000; 2013: $301,250). In addition, each non-employee director received a $70,000 annual award for 2014 to be paid by way of a grant of, at the director’s choice, restricted stock units or stock options, granted under our 2007 Long-Term Incentive Plan Pursuant to this annual retainer. During 2015, we granted nil options and 51,948 restricted stock units (2014: 17,073; 2013: 142,157) to non-employee directors. The stock options and restricted stock units vest immediately.

Long-Term Incentive Program

In the year ended December 31, 2015, we granted under our 2007 Long-Term Incentive Plan options to acquire up to 58,434 shares of Class A Common stock and 192,387 restricted stock units to certain employees of Teekay’s subsidiaries that provide services to us. Each option under the plans has a 10-year term and vests equally over three years from the grant date. Each restricted stock unit is equal in value to one share of our common shares plus reinvested distributions from the grant date to the vesting date. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of shares of Class A common stock. We intend to satisfy these grants by issuing shares from authorized capital. Please read Item 18 – Financial Statements: Note 15 – Capital Stock.

Board Practices

Our Board of Directors (or the Board) currently consists of six members. Directors are appointed to serve for a one-year term and until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of our directors, other than Bjorn Moller, a director of Teekay Corporation, Arthur Bensler, the Executive Vice President and General Counsel of Teekay Corporation and Peter Evensen, the Chief Executive Officer, President and a director of Teekay Corporation, has no material relationship with Teekay Tankers Ltd. (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers Ltd.) and is independent within the meaning of Teekay Tankers Ltd.’s director independence standards, which reflect the NYSE director independence standards, as currently in effect and as they may be changed from time to time.

The Board has adopted our Corporate Governance Guidelines that address, among other things, director qualification standards, director functions and responsibilities, director access to management, director compensation and management succession. This document is available under the “About Us—Corporate Governance” section of our website (www.teekay.com).

NYSE does not require a company like ours, which is a “foreign private issuer” and of which more than 50% of the voting power is held by another company, to have a majority of independent directors on the Board of Directors or to establish compensation or nominating/corporate governance committees composed of independent directors.

Nevertheless, the Board has the following three committees: Audit Committee, Conflicts Committee, and Nominating and Governance Committee. The membership of these committees as of December 31, 2015 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Other Information—Corporate Governance” in the Investor Centre of our Web site at www.teekay.com. During 2015, the Board held seven meetings. Directors attended all board meetings, with the exception of one member who did not attend one meeting and another member who did not attend four meetings. There was one committee member absent for a total of two committee meetings in 2015.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee is comprised of William Lawes (Chair), Richard J.F. Bronks and Richard du Moulin. All members of the committee are financially literate and the Board has determined that Mr. Lawes qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

Our Conflicts Committee is composed entirely of directors who satisfy the heightened NYSE and SEC independence standards applicable to Audit Committee membership. The Conflicts Committee is comprised of Richard du Moulin (Chair), Richard J.F. Bronks and William Lawes. The Conflicts Committee reviews matters that the Board refers to the committee for consideration and which constitute (a) matters the Board believes may involve conflicts of interest between (i) us and (ii) our controlling shareholder Teekay Corporation or its affiliates (other than us) or (b) material related-party transactions, including transactions between us and our or Teekay Corporation’s officers or directors or their affiliates. The Board is not obligated to seek approval of the Conflicts Committee on any matter, and may determine the resolution of any conflict of interest itself.

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

As of December 31, 2015, approximately 2,056 seagoing staff served on our vessels. The majority of our subsidiaries employ seagoing staff directly and certain subsidiaries of Teekay Corporation employ the crews for one of our vessels. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries.

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

Share Ownership

The following table sets forth certain information regarding beneficial ownership, as of December 31, 2015, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of March 1, 2016 (60 days after December 31, 2015) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

	Class A	Percent of Class A Common Stock	Percent of Total Class A and Class B Common Stock
Identity of Person or Group	Common Stock	Owned	Owned(1)
All directors and executive officers as a group (8 persons)(1)	657,967	0.5%	0.4%

(1)	Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation. Please read Item 7 - Major Shareholders and Related Party Transactions for more detail.

Item 7.	Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth information regarding the beneficial ownership, as of March 1, 2016, of our Class A and Class B common stock by each entity or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, an entity or group beneficially owns any shares that the entity or group has the right to acquire as of April 30, 2016 (60 days after March 1, 2016) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

	Class A	Percent of Class A	Class B	Percent of Class B	Percent of Total Class A and Class B
Identity of Person or Group	Common Stock	Common Stock Owned	Common Stock	Common Stock Owned	Common Stock Owned
Teekay Corporation(1)	17,154,474	12.9%	23,232,757	100.0%	25.9%
Huber Capital Management, LLC (2)	14,526,387	10.9%	—	0.0%	9.3%
Bank of America Corp. (3)	9,228,628	6.9%	—	0.0%	5.9%

(1)	The voting power represented by shares beneficially owned by Teekay Corporation is 6.9% for Class A common stock, 46.7% for Class B common stock and 53.6% for total Class A and Class B common stock.
(2)

According to the Schedule 13G filed with the SEC on February 10, 2016, Huber Capital Management, LLC has sole voting power, shared voting power and sole dispositive power as to 6,577,098, 940,400, and 14,526,387 of the shares, respectively. The voting power represented by shares beneficially owned by Huber Capital Management, LLC is 10.9% for Class A common stock and 9.3% for total Class A and Class B common stock.

(3)

According to the Schedule 13G filed with the SEC on February 17, 2016, Bank of America Corp. has shared voting power and shared dispositive power as to 426,907 and 9,228,628 of the shares, respectively. The voting power represented by shares beneficially owned by Bank of America Corp. is 6.9% for Class A common stock and 5.9% for total Class A and Class B common stock.

Our Class B common stock entitles the holder thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum, while our Class A common stock entitles the holder thereof to one vote per share. Except as otherwise provided by the Marshall Islands Business Corporations Act, holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Teekay Corporation currently controls all of our outstanding Class B common stock and 17,154,474 shares of our Class A common stock. Because of our dual-class structure, Teekay Corporation may continue to control all matters submitted to our shareholders for approval even if it and its affiliates come to own significantly less than 50% of our outstanding shares of capital stock. Shares of our Class B common stock will convert into shares of our Class A common stock on a one-for-one basis upon certain transfers thereof or if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of our common stock

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.

B. Related Party Transactions

Please read Item 18 – Financial statements: Note 16 – Related Party Transactions for a description of our various related-party transactions.

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

Our articles of incorporation also renounce in favor of Teekay Corporation business opportunities that may be attractive to both Teekay Corporation and us. This provision likewise effectively limits the fiduciary duties we or our shareholders otherwise may be owed regarding these business opportunities by our directors and officers who also serve as directors or officers of Teekay Corporation or its other affiliates.

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

Compensation of the Manager

Management Fee. In return for services under the Management Agreement, we pay our Manager a management fee based on the following components:

•

Commercial services fee. We pay a fee to our Manager for commercial services it provides to us currently equal to 1.25% of the gross revenue attributable to the vessels, on time charter, our Manager commercially manages for us (excluding vessels participating in the Teekay Suezmax Pool, Teekay Aframax Pools or the Taurus Tankers LR2 Pool). We paid commercial service fees of $1.2 million for 2015, $1.1 million for 2014, and $1.1 million for 2013 excluding the commercial management fees of $0.2 million in 2015, $0.2 million for 2014 and $nil for 2013 attributable to the Entities under Common Control. Please see Item 18 – Financial Statements: Note 3 – Acquisition of Entities under Common Control and Item 18 – Financial Statements: Note 16e – Related Party Transactions – Management fee - Related and Other, in our consolidated financial statements included in this Annual Report.

•

Technical services fee. We pay a fee to our Manager for technical services fees, and we paid technical services fees of $7.0 million for 2015, $5.6 million for 2014, and $5.6 million for 2013 excluding the technical management fees of $0.4 million for 2015, $0.4 million for 2014 and $nil for 2013 attributable to the Entities under Common Control. Please see Item 18 – Financial Statements: Note 3 – Acquisition of Entities under Common Control and Item 18 – Financial Statements: Note 16e – Related Party Transactions – Management fee - Related and Other, in our consolidated financial statements included in this Annual Report.

•

Administrative and strategic services fees. We pay fees to our Manager for administrative and strategic services that reimburse our Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. The amount of the profit margin is based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar administrative and strategic services. The transfer pricing study is updated at least annually. We paid administrative and strategic services fees of $8.4 million for 2015, $8.7 million for 2014, and $10.8 million for 2013 excluding administrative and strategic services fees of $0.7 million for 2015, $0.9 million for 2014 and $0.9 million for 2013 attributable to the Entities under Common Control. Please see Item 18 – Financial Statements: Note 3 – Acquisition of Entities under Common Control and Item 18 – Financial Statements: Note 16e – Related Party Transactions – Management fee - Related and Other, in our consolidated financial statements included in this Annual Report.

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

Since January 1, 2008, we have maintained an internal account (or the Cumulative Dividend Account) that reflects, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $2.65 per share annual incentive baseline (subject to adjustments for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year). The Cumulative Dividend Account is intended to ensure that our shareholders receive an equivalent of at least $2.65 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in respect of a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance will be reset to zero. We paid no performance fees to our Manager in 2015, 2014, or 2013.

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

Pooling Agreements

Teekay Suezmax Pool

In November 2015, we and certain third party vessel owners entered into a new revenue sharing pool agreement (the Suezmax Pooling Agreement) with Teekay Chartering Limited, a subsidiary of TTOL. Pursuant to this agreement, we have agreed to include in the pool certain qualifying Suezmax-class crude tankers that are employed and operate in the spot market or pursuant to time charters of less than one year.

Prior to November 2015, we along with certain third party vessel owners and operators were parties to a revenue sharing pool agreement (the Gemini Pooling Agreement) pursuant to which these pool participants had each agreed to include in the pool certain qualifying Suezmax-class crude tankers of the pool participants and their respective affiliates, including us, that operated in the spot market or pursuant to time charters of less than one year. The Gemini Suezmax Pool was jointly and equally owned by TTOL, in which Teekay Corporation and we each have a 50% interest, and a third party.

As of December 31, 2015, the Teekay Suezmax Pool consisted of 29 Suezmax tankers (including 15 of our tankers) and the Gemini Suezmax Pool consisted of two Suezmax tankers (including one of our tankers). Vessels trading in the Gemini Suezmax Pool completed their voyages in early 2016, and upon completion, these vessels delivered to and continue to trade in the Teekay Suezmax Pool. The Gemini Suezmax Pool is in the process of winding up operations.

A participating Suezmax tanker will no longer participate in the Teekay Suezmax Pool if it becomes subject to a time charter with a term exceeding one year, unless otherwise agreed by all pool participants. In addition, vessels no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Suezmax Pooling Agreement.

Vessel owners remain responsible for the technical management of their vessels in the Teekay Suezmax Pool, and our Manager provides these technical services with respect our vessels pursuant to the Management Agreement.

Allocation of Suezmax Pool Earnings. The Teekay Suezmax Pool provides a revenue sharing mechanism whereby aggregate revenues and related expenses of the pool are distributed to pool participants based on an allocation formula. Revenues generated by vessels operating in the Suezmax Pool less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its characteristics, speed and bunker consumption, as well as actual on-hire performance. The allocation for each vessel participating in the pool is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants and adjusted every six months based on the weighting system.

Commercial Management Fee and Working Capital Payments. Teekay Chartering Limited provides commercial services to pool participants and otherwise administers the pool in exchange for a fee currently equal to $350 per vessel per day plus 1.25% of the gross revenues attributable to the participant’s vessels.

Upon delivery of each of our vessels to the Teekay Suezmax Pool, we are required to advance working capital in an aggregate amount of $1.5 million, subject to adjustments made at the discretion of the pool manager. We may be required to advance additional working capital funds from time to time. Working capital advances are returned when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies. Please read Item 18 – Financial Statements: Note 16h – Related Party Transactions.

Term and Termination. There is no specific expiration date for the Suezmax Pooling Agreement. However, the Teekay Suezmax Pool may be wound up if there are no participants. A pool participant may withdraw from the Teekay Suezmax Pool upon at least 90 days’ notice and shall cease to participate in the Suezmax Pool if, among other things, it materially breaches the Suezmax Pooling Agreement and fails to resolve the breach within a specified cure period or experiences certain bankruptcy events.

Teekay Aframax Pools

We entered into revenue sharing pool agreements (the Teekay Pooling Agreements) with Teekay Corporation and Teekay Chartering Limited, a subsidiary of TTOL. Pursuant to the Teekay Pooling Agreements, we and Teekay Corporation have agreed to include in the Teekay Aframax Pools all of our and its respective Aframax-class oil tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. As of December 31, 2015, the Teekay Aframax Pools consisted of 32 Aframax tankers, which included six of our owned tankers and 10 of our in-chartered tankers. Any Aframax tanker that becomes subject to a time charter with a term of at least 90 days or becomes subject to enforcement action under a ship-mortgage foreclosure or similar proceeding will no longer participate in the Teekay Aframax Pools, unless otherwise agreed by Teekay Corporation and us. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a third party who is not a party to the Teekay Pooling Agreements.

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

Upon delivery of each of our vessels to the Teekay Aframax Pools, we are required to advance to Teekay Chartering Limited $250,000 for working capital purposes. We may be required to advance additional working capital funds from time to time. Working capital advances will be returned to us when a vessel no longer participates in the pools, less any set-offs for outstanding liabilities or contingencies. Please read Item 18 – Financial Statements: Note 16h – Related Party Transactions.

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

Taurus Tankers LR2 Pool

We along with certain third party vessel owners and operators are parties to a revenue sharing pool agreement (the Taurus Pooling Agreement) pursuant to which these pool participants have each agreed to include in the pool certain qualifying LR2-class product tankers of the pool participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than 180 days unless otherwise agreed by all pool participants. The Taurus Tankers LR2 Pool is indirectly owned by TTOL.

As of December 31, 2015, the Taurus Tankers LR2 Pool consisted of 12 LR2 product tankers, including four of our owned LR2 product tankers and two chartered-in tankers. A participating LR2 product tanker will no longer participate in the Taurus Tankers LR2 Pool if it becomes subject to a time charter with a term exceeding 180 days, unless otherwise agreed by all pool participants. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Taurus Pooling Agreement.

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

Commercial Management Fee and Working Capital Payments. Taurus Tankers LR2 Pool provides commercial services to pool participants and otherwise administers the pool in exchange for a fee currently equal to $275 per vessel per day plus 1.25% of the gross revenues attributable to the participant’s vessels.

Upon delivery of each of our vessels to the Taurus Tankers LR2 Pool, we are required to advance $250,000 for working capital purposes, plus approximately 2,000 metric tonnes of bunkers. We may be required to advance additional working capital funds from time to time. Working capital advances will be returned to us when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies. Please read Item 18 – Financial Statements: Note 16h – Related Party Transactions

Term and Termination. There is no specific expiration date for the Taurus Pooling Agreement. However, the pool may be wound up if there are no participants. A pool participant may withdraw from the Taurus Tankers LR2 Pool upon at least 90 days’ notice and shall cease to participate in the Taurus Tankers LR2 Pool if, among other things, it materially breaches the Taurus Pooling Agreement and fails to resolve the breach within a specified cure period or experiences certain bankruptcy events.

Teekay’s Commercial and Technical Operations (TTOL)

On August 1, 2014, we purchased from Teekay Corporation a 50% interest in TTOL, which owns conventional tanker commercial management and technical management operations, including direct ownership in three commercially managed tanker pools (as described above), for an aggregate price of approximately $23.7 million, including net working capital. As consideration for this acquisition, we issued to Teekay Corporation 4.2 million Class B common shares, which had an approximate value of $17.0 million, or $4.03 per share, on the acquisition closing date. In addition, we reimbursed Teekay Corporation for $6.7 million of working capital we assumed from Teekay Corporation in connection with the purchase.

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

As of December 31, 2014, TIL had completed the acquisition of two 2010-built VLCC vessels from us for an aggregate purchase price of $154 million plus related working capital on closing of $1.7 million, four 2009-built Suezmax tankers from Teekay Corporation and six 2009, 2010 and 2011-built Aframax tankers and two 2012-built coated Aframax vessels from third parties. TIL had also signed an agreement to acquire four 2009-built and two 2010-built Suezmax tankers from a third party, which delivered in the first half of 2015 and brings the total number of vessels owned by TIL to 20.

In January 2014, TIL entered into a long-term management agreement with our Manager, pursuant to which the Manager provides to TIL commercial, technical, administrative and corporate services and personnel, including TIL’s executive officers, in exchange for management services fees and reimbursement of expenses.

In 2015, TIL had repurchased 3.3 million of its own shares on the open market. The common shares were repurchased at a weighted average price of NOK 105.2 per share, or a gross purchase price of $40.6 million. As of December 31, 2015, our ownership interest in TIL was 10.2%.

Item 8.	Financial Information

Consolidated Financial Statements and Notes

Please see Item 18 – Financial Statements for additional information required to be disclosed under this Item.

Legal Proceedings

From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on our financial condition or results of operations. Please read Item 18 – Financial Statements: Note 22 – Shipbuilding Contracts for a description of legal action we have commenced against STX.

Dividend Policy

Prior to the first quarter of 2013, we paid a variable quarterly cash dividend equal to our Cash Available for Distribution each quarter, subject to any reserves determined by our Board of Directors. Dividends were paid equally on a per-share basis between our Class A common stock and our Class B common stock. Cash Available for Distribution represented net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributed to the historical results of vessels acquired by us from Teekay Corporation, prior to their acquisition by us, for the period these vessels were owned and operated by Teekay Corporation. On February 21, 2013, we announced that our Board of Directors elected to move to a fixed quarterly cash dividend of $0.03 per share, which commenced in the quarter ended March 31, 2013. Subject to financial results and determination by the Board of Directors, we currently intend to continue to declare and pay a regular fixed quarterly dividend in such amount per share on our Class A common stock and our Class B common stock. On December 14, 2015, we announced our new dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results.

The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, the requirements of Marshall Islands law, restrictions in financing agreements and other factors deemed relevant by our Board of Directors.

Significant Changes

Please read Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2015 and early 2016.

Item 9.	The Offer and Listing

Our Class A common stock is listed on the New York Stock Exchange (or NYSE) under the symbol “TNK”. The following table sets forth the high and low prices for our Class A common stock on the NYSE for each of the periods indicated.

	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,	Dec. 31,
Years Ended	2015	2014	2013	2012	2011
High	$8.53	$5.95	$4.02	$6.33	$12.99
Low	$4.82	$3.18	$2.38	$2.38	$3.36

	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,	Dec. 31,	Sept. 30,	Jun. 30,	Mar. 31,
Quarters Ended	2016	2015	2015	2015	2015	2014	2014	2014	2014
High	$6.89	$8.53	$7.88	$7.88	$7.05	$5.95	$4.44	$4.50	$5.08
Low	$3.26	$6.31	$4.88	$5.70	$4.82	$3.30	$3.55	$3.18	$3.18

	Mar. 31,	Feb. 29,	Jan. 31,	Dec. 31,	Nov. 30,	Oct. 31,
Months Ended	2016	2016	2016	2015	2015	2015
High	$4.30	$4.80	$6.89	$7.81	$7.69	$8.53
Low	$3.26	$3.69	$4.03	$6.53	$6.31	$6.75

Item 10.	Additional Information

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

a)

Management Agreement dated December 18, 2007 between Teekay Tankers Ltd. and Teekay Tankers Management Services Ltd., as amended by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010 and Amendment No. 3 dated as of January 1, 2011. Please read Item 4. – Information on the Company – B. Business Overview for a description of this Management Agreement.

b)

Addendum to Management Agreement dated March 23, 2016 between Teekay Tankers Ltd. and Teekay Tankers Management Services Ltd. This Addendum allows Teekay Tankers Management Services Ltd. to sub-contract commercial management of vessels to certain parties, subject to certain terms.

c)	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan.

d)	Agreement dated November 28, 2007, for a U.S. $229,000,000 Secured Revolving Credit Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks.

e)	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation.

f)	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd.

g)

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

h)

Non-competition Agreement dated June 15, 2012 between Teekay Corporation and Teekay Tankers Ltd. Please read Item 7 – Major Shareholders and Related Party Transaction: B. Related Party Transactions for a discussion on the agreement.

i)

Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016 between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks, for a $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021.

j)

Secured Term Loan Facility Agreement dated August 28, 2015 between Teekay Tankers Ltd., ABN AMRO Capital USA LLC and various other banks for the principal amount of $397.2 million, which matured on January 29, 2016. The loan facility is secured by the 12 modern Suezmax tankers we acquired from Principal Maritime and has a variable interest rate of LIBOR plus a margin of 2.25%. Repayments are to be made in two equal quarterly installments of $10.0 million with a balloon repayment due at maturity. This loan facility was refinanced through the new loan agreement in January 2016, referred to above.

k)

Secured Term Loan Facility Agreement dated January 30, 2015 between Teekay Tankers Ltd., ABN AMRO Capital USA LLC, DNB Capital LLC and DNB Markets, Inc., for the principal amount of approximately $126.6 million, which matured on January 29, 2016. The loan facility is secured by the four LR2 product tankers and one Aframax tanker we acquired during the quarter ended March 31, 2015, and has a variable interest rate of LIBOR plus a margin of 2.50% to 2.80%. Repayments are to be made in four equal quarterly installments of $3.0 million with a balloon repayment due at maturity. This loan facility was refinanced through the new loan agreement in January 2016, referred to above.

l)

Equity Distribution Agreement, dated November 18, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. Under this Agreement, we implemented a continuous offering program through which we may, from time to time, issue Class A common stock with an aggregate offering price of up to $80.0 million, through Evercore, as sale agent.

m)

Equity Distribution Agreement, dated June 4, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. Under this Agreement, we implemented a continuous offering program through which we may, from time to time, issue Class A common stock with an aggregate offering price of up to $80.0 million, through Evercore, as sale agent. In September 2015, we concluded this COP after selling approximately 11.3 million shares for net proceeds of $78.2 million.

n)

Registration Rights Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and Veritable Maritime Holdings, LLC. Under this Agreement, we agreed to prepare and file a shelf registration statement to register offers and sales of certain shares of our Class A Common Stock that we issued to Veritable Maritime Holdings, LLC and certain of its affiliates as partial consideration for our purchase of certain vessels from certain wholly owned indirect subsidiaries of Veritable Maritime Holdings, LLC.

o)

Common Stock Purchase Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the purchasers named therein. Under this Agreement, we issued 9,118,797 shares of our Class A Common Stock to a group of institutional investors for $6.65 per share.

Exchange Controls and Other Limitations Affecting Security Holders

We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of The Marshall Islands that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to holders of our securities that are non-resident and not citizens.

We are not aware of any limitations on the right of non-resident or foreign owners to hold or vote our securities imposed by the laws of the Republic of The Marshall Islands or our Articles of Incorporation and Bylaws.

Material U.S. Federal Income Tax Considerations

The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to shareholders. This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Tankers Ltd.

This discussion is limited to shareholders who hold their common stock as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular shareholder in light of the shareholder’s circumstances, or to certain categories of shareholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies,

•	traders in securities that have elected the mark-to-market method of accounting for their securities,

•	persons whose functional currency is not the U.S. dollar,

•	persons holding our common stock as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,

•	certain U.S. expatriates,

•	financial institutions,

•	insurance companies,

•	persons subject to the alternative minimum tax,

•	persons that actually or under applicable constructive ownership rules own 10% or more of our common stock, and

•	entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our common stock should consult their own tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our common stock.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each shareholder is urged to consult its own tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of the ownership or disposition of our common stock.

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

Distributions

We are taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder’s common stock, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder’s common stock will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in its common stock and thereafter as capital gain, which will be either long term or short term capital gain depending upon whether the U.S. Holder has held the stock for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common stock will be treated as foreign source income and generally will be treated as “passive category income.”

Subject to holding period requirements and certain other limitations, dividends received with respect to our common stock by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been classified as a PFIC, as discussed below). Any dividends received with respect to our common stock not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally an extraordinary dividend is a dividend with respect to a share of common stock if the amount of the dividend is equal to or in excess of 10% of a common shareholder’s adjusted tax basis (or fair market value in certain circumstances) in such common stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common stock will be treated as long–term capital loss to the extent of the amount of such dividend.

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

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States , 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our complete control) may impact that determination of whether we are a PFIC. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

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

Backup withholding is not an additional tax. Rather, a shareholder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

Non-United States Tax Considerations

Marshall Islands Tax Considerations

Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to our initial public offering was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of the Marshall Islands on distributions, including upon a return of capital, made to shareholders, so long as such persons are not citizens of and do not reside in, maintain offices in, nor engage in business in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of our common stock.

Documents on Display

Documents concerning us that are referred to herein may be inspected at our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge, or from the Public Reference Section of the SEC at 100F Street, N.E., Washington, D.C. 20549, at prescribed rates. Further information on the operation of the SEC public reference rooms may be obtained by calling the SEC at 1-800-SEC-0330.

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

Foreign Currency Fluctuation Risk

Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollars. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are Euro, Canadian Dollar and British Pound. There is a risk that currency fluctuations will have a negative effect on the value of cash flows. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2015, 2014 or 2013.

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

The table below provides information about financial instruments as at December 31, 2015, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

								Fair Value
								Asset /
	2016	2017	2018	2019	2020	Thereafter	Total	(Liability)	Rate (1)

	(in millions of U.S. dollars, except percentages)
Long-term debt:(2)
Variable rate(3)	164.9	206.0	182.9	121.3	110.0	353.2	1,138.3	(1,112.1)	1.71%
Fixed-rate	9.8	8.9	8.0	1.3	—	—	28.0	(28.0)	4.82%

Interest Rate Swaps:
U.S. Dollar-denominated interest rate swap(3) (4)	200.0	—	—	—	—	—	200.0	(2.7)	2.61%
U.S. Dollar-denominated interest rate swap(3) (4)	—	100.0	—	—	—	—	100.0	(7.9)	5.55%

(1)

Rate refers to the weighted-average effective interest rate for our long-term debt as at December 31, 2015, including the margin we pay on our variable-rate and fixed-rate debt. The fixed rate we pay under our interest rate swap agreements, as shown above, excludes the margin we pay on our variable-rate debt.

(2)

In January 2016, we entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay the Company’s two bridge loan facilities, which matured in late January 2016, and the Company’s main corporate revolving credit facility, which was scheduled to mature in 2017. The amounts in the table above include the impact of this debt refinancing.

(3)	Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR.

In February 2016, in connection with the new long-term debt facility, the Company entered into a total of nine new interest rate swaps, of which, four and five of the interest rate swaps are scheduled to terminate in December 2020 and January 2021, respectively. Four of the interest rate swaps each have a notional amount of $50.0 million with a fixed rate of 1.462% and are scheduled to commence in October 2016. The remaining five interest rate swaps commenced in the first quarter of 2016, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps each have a notional amount of $25.0 million with a fixed rate of 1.549%, 1.155% and 1.549%, respectively.

(4)	The average variable rate paid to us under our interest rate swaps is set quarterly at the six-month and three-month LIBOR, respectively.

Equity Price Risk

We are exposed to the changes in the stock price of TIL. We have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, the Company may also exercise the stock purchase warrant at 61.67 Norwegian Kroner (or NOK) per share. The stock purchase warrant vests in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.22 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrant expires on January 23, 2019. Please read Item 18 – Financial Statements: Note 12 – Derivative Instruments.

Spot Tanker Market Rate Risk

The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use forward freight agreements as a hedge to protect against changes in spot tanker market rates. Forward freight agreements involve contracts to provide a fixed number of theoretical voyages along a specified route at a contracted charter rate. Forward freight agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at March 31, 2016, we had not entered into any forward freight agreements, although we may do so in the future.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2015.

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

We conducted an evaluation of the effectiveness of our internal control over financial reporting based upon the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. On July 31, 2015, we acquired SPT ship-to-ship transfer business from a company jointly owned by Teekay Corporation and I.M. Skaugen SE. Please read Item 18 – Financial Statements: Note 24 – Acquisition of SPT. Our management excluded from its evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2015, SPT ship-to-ship transfer business’s internal control over financial reporting associated with net assets of $92.6 million and total revenues of $33.1 million included in our consolidated financial statements as of and for the year ended December 31, 2015.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2015.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15 (f) under the Exchange Act) that occurred during the year ended December 31, 2015.

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

Our principal accountant for 2015 and 2014 was KPMG LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP.

Fees (in thousands of U.S. dollars)	2015	2014
Audit Fees (1)	294	275
Audit-related Fees (2)	—	5

	294	280

(1)

Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.

(2)	Audit-related fees relate primarily to assistance with general accounting issues.

No fees for tax or other services were provided to the Company by the auditors during the terms of their appointment in 2015 and 2014.

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2015 and 2014.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.	Corporate Governance

The following are the significant ways in which our corporate governance practices differ from those followed by domestic companies:

•	Our Board of Directors is not comprised of a majority of independent directors, as required for domestic companies under the New York Stock Exchange listing requirements.

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

Item 19.	Exhibits

The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd. (1)

1.2	Amended and Restated Bylaws of Teekay Tankers Ltd. (1)

4.1	Contribution, Conveyance and Assumption Agreement (1)

4.2	Management Agreement, as amended by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010 and Amendment No. 3 dated as of January 1, 2011(8)

4.3	Gross Revenue Sharing Pool Agreement (1)

4.4	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan (10)

4.5	Agreement dated November 28, 2007, for a U.S. $229,000,000 Secured Revolving Credit Facility between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks. (1)

4.6	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. (1)

4.7	Purchase Agreement dated April 7, 2008, for the purchase of Ganges Spirit L.L.C (formerly Delaware Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)

4.8	Purchase Agreement dated April 7, 2008, for the purchase of Narmada Spirit L.L.C (formerly Adair Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)

4.9	Purchase Agreement dated June 12, 2009 for the purchase of Ashkini Spirit L.L.C (formerly Ingeborg Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (3)

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

4.19

Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016 between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks, for a $894.4 million long-term debt facility.

4.20	Secured Term Loan Facility Agreement dated August 28, 2015 between Teekay Tankers Ltd., ABN AMRO Capital USA LLC and various other banks for the principal amount of $397.2 million.

4.21

Secured Term Loan Facility Agreement dated January 30, 2015 between Teekay Tankers Ltd., ABN AMRO Capital USA LLC, DNB Capital LLC and DNB Markets, Inc., for the principal amount of approximately $126.6 million.

4.22	Registration Rights Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the persons set forth on Schedule I thereto. (12)

4.23	Common Stock Purchase Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the purchasers named therein. (13)

8.1	List of Subsidiaries of Teekay Tankers Ltd.

10.1	Equity Distribution Agreement, dated November 18, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. (14)

10.2

Memorandum of Agreement, dated August 4, 2015, by and between Courage Holdings, LLC and Rio Spirit L.L.C. and related Schedule of Agreements Substantially Identical to that Memorandum of Agreement. (15)

10.3	Equity Distribution Agreement, dated June 4, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. (16)

10.4	Addendum to Management Agreement dated March 23, 2016 between Teekay Tankers Ltd. and Teekay Tankers Management Services Ltd.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer.

13.1	Teekay Tankers Ltd. Certification of Kevin Mackay, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Teekay Tankers Ltd. Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG LLP, as independent registered public accounting firm.

101

The following materials for the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2015 formatted in XBRL:

 101.INS   XBRL Instance Document

101.SCH   XBRL Taxonomy Extension Schema

101.CAL   XBRL Taxonomy Extension Calculation Linkbase

101.DEF   XBRL Taxonomy Extension Definition Linkbase

101.LAB   XBRL Taxonomy Extension Label Linkbase

101.PRE   XBRL Taxonomy Extension Presentation Linkbase

(1)

Previously filed as an exhibit to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.

(2)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on May 28, 2008, and hereby incorporated by reference to such Report.
(3)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 30, 2009, and hereby incorporated by reference to such Report.
(4)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on June 1, 2010 and hereby incorporated by reference to such Report.
(5)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 10, 2010 and hereby incorporated by reference to such Report.
(6)	Previously filed as Exhibit 4.11 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.
(7)	Previously filed as Exhibit 4.12 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.
(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F filed with the SEC on April 12, 2011 and hereby incorporated by reference to such Report.
(9)	Previously filed as Exhibit 4.17 to the Company’s Report on Form 6-K furnished to the SEC on September 17, 2012 and hereby incorporated by reference to such Report.
(10)	Previously filed as Exhibit 99.1 to the Company’s Registration Statement on Form, S-8 filed with the SEC on March 7, 2014 and hereby incorporated by reference to such Registration Statement.
(11)	Previously filed as Exhibit 4.18 to the Company’s Report on Form 20-F filed with the SEC on April 30, 2013 and hereby incorporated by reference to such Report.
(12)	Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on November 18, 2015 and hereby incorporated by reference to such Report.
(13)	Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K furnished to the SEC on August 7, 2015 and hereby incorporated by reference to such Report.
(14)	Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on November 18, 2015 and hereby incorporated by reference to such Report.
(15)	Previously filed as Exhibits 10.3 and 10.4 to the Company’s Report on Form 6-K filed with the SEC on November 18, 2015 and hereby incorporated by reference to such Report.
(16)	Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K furnished to the SEC on June 4, 2015 and hereby incorporated by reference to such Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY TANKERS LTD.

Date: April 27, 2016	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Teekay Tankers Ltd.

We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. and subsidiaries (the “Company”) as of December 31, 2015 and 2014, and the related consolidated statements of income (loss), cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2015, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 27, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

As discussed in Note 2 to the consolidated financial statements, the Company has retrospectively changed its method of accounting for debt issuance costs effective December 31, 2015 due to the adoption of Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

April 27, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders

Teekay Tankers Ltd.

We have audited Teekay Tankers Ltd. and subsidiaries (the “Company”) internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

The Company acquired the SPT ship-to-ship transfer business during 2015, and management excluded from its assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2015, this acquired business’s internal control over financial reporting associated with net assets of $92.6 million and total revenues of $33.1 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2015. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting of this acquired business.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2015 and 2014, and the related consolidated statements of income (loss), cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2015, and our report dated April 27, 2016, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada

April 27, 2016

TEEKAY TANKERS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME (LOSS) (notes 1 and 3)

(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $

REVENUES
Net pool revenues (notes 16e and 16h)	370,583	138,631	69,675
Time charter revenues (note 16e)	75,375	94,213	98,248
Voyage charter revenues	41,283	8,040	4,415
Interest income from investment in term loans (note 6)	—	9,118	7,677
Other revenues (note 23)	26,952	—	—

Total revenues	514,193	250,002	180,015

Voyage expenses	(19,816)	(11,223)	(8,337)
Vessel operating expenses (notes 16e and 16f)	(137,164)	(98,403)	(91,667)
Time-charter hire expense (note 18)	(74,898)	(22,160)	(6,174)
Depreciation and amortization	(73,760)	(53,292)	(50,973)
General and administrative expenses (note 16e)	(17,354)	(12,821)	(13,522)
Gain (loss) on sale of vessels (note 21)	771	9,955	(71)
Restructuring charge (note 23)	(4,772)	—	—

Income from operations	187,200	62,058	9,271

Interest expense	(17,389)	(9,128)	(10,454)
Interest income	107	287	158
Realized and unrealized loss on derivative instruments (note 12)	(1,597)	(1,712)	(1,524)
Equity income (note 8)	14,411	5,228	854
Other (expenses) income (note 17)	(3,097)	3,805	(1,014)

Net income (loss)	179,635	60,538	(2,709)

Per common share amounts (note 20)
• Basic earnings (loss) per share	$1.36	$0.67	$(0.10)
• Diluted earnings (loss) per share	$1.35	$0.66	$(0.10)
• Cash dividends declared	$0.24	$0.12	$0.12

Weighted-average number of Class A and Class B common stock outstanding (note 20)
• Basic	130,136,228	85,882,685	83,591,030
• Diluted	130,717,709	86,247,137	83,591,030

Related party transactions (note 16)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS (notes 1, 2 and 3)

(in thousands of U.S. dollars)

	As at December 31, 2015 $	As at December 31, 2014 $

ASSETS
Current
Cash and cash equivalents	96,417	162,797
Restricted cash	870	—
Pool receivables from affiliates, net (note 16h)	62,735	35,254
Accounts receivable	28,313	4,475
Due from affiliates (note 16f)	67,159	50,279
Prepaid expenses	24,320	9,374

Total current assets	279,814	262,179

Vessels and equipment
At cost, less accumulated depreciation of $391.0 million (2014 - $323.3 million) (note 21)	1,767,925	897,237
Investment in and advances to equity accounted investments (note 8)	86,808	73,397
Derivative asset (note 12)	5,164	4,657
Intangible assets - net (note 24)	29,619	—
Other non-current assets (note 21)	146	3,702

Total assets	2,169,476	1,241,172

LIABILITIES AND EQUITY
Current
Accounts payable	16,717	1,937
Accrued liabilities (notes 10 and 16f)	62,029	18,283
Current portion of long-term debt (note 11)	174,047	47,225
Current portion of derivative liabilities (note 12)	6,330	7,263
Current portion of in-process revenue contracts (note 9)	1,223	—
Deferred revenue	2,676	637
Due to affiliates (note 16f)	26,630	10,395

Total current liabilities	289,652	85,740

Long-term debt (note 11)	990,558	661,340
Derivative liabilities (note 12)	4,208	10,962
Other long-term liabilities (note 13)	7,597	4,852

Total liabilities	1,292,015	762,894

Commitments and contingencies (notes 8, 12, and 18)

Equity
Common stock and additional paid-in capital (300 million shares authorized, 132.8 million Class A and 23.2 million class B shares issued and outstanding as of December 31, 2015 (2014 - 95.3 million Class A and 16.7 million Class B shares issued and outstanding) (notes 4 and 15)	1,094,874	802,650
Accumulated deficit	(217,413)	(346,927)
Entities under Common Control equity (note 3)	—	22,555

Total equity	877,461	478,278

Total liabilities and equity	2,169,476	1,241,172

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 3)

(in thousands of U.S. dollars)

	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $	Year Ended December 31, 2013 $
Cash and cash equivalents provided by (used for)

OPERATING ACTIVITIES
Net income (loss)	179,635	60,538	(2,709)
Non-cash items:
Depreciation and amortization	73,760	53,292	50,973
(Gain) loss on sale of vessels (note 21)	(771)	(9,955)	71
Unrealized gain on derivative instruments	(8,193)	(8,281)	(8,363)
Equity income	(14,411)	(5,228)	(854)
Other	2,266	(1,450)	1,513
Change in operating assets and liabilities (note 19)	(25,880)	(50,904)	(6,633)
Expenditures for dry docking	(39,617)	(17,072)	(19,245)

Net operating cash flow	166,789	20,940	14,753

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	688,695	98,796	59,179
Repayments of long-term debt	(40,029)	(20,367)	(25,246)
Prepayment of long-term debt	(191,592)	(167,000)	(25,000)
Proceeds from long-term debt of Entities under Common Control (note 3)	—	10,368	—
Repayment from long-term debt of Entities under Common Control (note 3)	(4,632)	(3,309)	(3,309)
Prepayment of long-term debts of Entities under Common Control (note 3)	—	—	(5,000)
Net advances from affiliates (note 3)	(825)	(17,376)	1,576
Equity contribution from Teekay Corporation to Entities under Common Control (note 3)	1,928	3,001	(1,818)
Equity contribution from Teekay Corporation (note 16d)	—	1,267	—
Acquisition of the SPT Explorer and Navigator Spirit from Teekay Offshore Partners L.P. (note 3)	(31,870)	—	—
Cash dividends paid	(15,139)	(10,165)	(10,030)
Proceeds from equity offerings, net of offering costs (note 4)	242,264	111,190	—

Net financing cash flow	648,800	6,405	(9,648)

INVESTING ACTIVITIES
Proceeds from the sale of vessels and equipment (note 21)	11,080	154,000	9,114
Expenditures for Principal Maritime Vessel acquisitions (note 21)	(612,000)	—	—
Expenditures for vessels and equipment	(236,229)	(2,084)	(1,904)
Investment in and advances from (to) High-Q joint venture (note 8)	1,000	1,950	(3,890)
Investment in and advances to TTOL (note 8)	(239)	(6,494)	—
Investment in and advances to TIL (note 8)	—	(35,045)	—
Deposit for vessel purchase (note 21)	—	(3,700)	—
Investment in term loans (note 6)	—	1,179	(9,120)
Acquisition of SPT (note 24)	(45,581)	—	—

Net investing cash flow	(881,969)	109,806	(5,800)

(Decrease) increase in cash and cash equivalents	(66,380)	137,151	(695)
Cash and cash equivalents, beginning of the year	162,797	25,646	26,341

Cash and cash equivalents, end of the year	96,417	162,797	25,646

Supplemental cash flow information (note 19)

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes 1 and 3)

(in thousands of U.S. dollars, except share amounts)

	EQUITY
	Equity of Entities under Common Control $	Common Stock and Paid-in Capital
		Thousands of Common Shares #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2012	12,547	83,591	672,435	125	(370,377)	314,730

Net income (loss)	5,429	—	—	—	(8,138)	(2,709)
Net change in parent’s equity from Entities under Common Control (note 3)	927	—	—	—	—	927
Dividends declared	(2,745)	—	—	—	(10,030)	(12,775)
Equity-based compensation (note 15)	—	—	657	—	—	657

Balance as at December 31, 2013	16,158	83,591	673,092	125	(388,545)	300,830

Net income	3,396	—	—	—	57,142	60,538
Proceeds from issuance of Class A common shares, net of offering costs of $4.8 million (note 4)	—	24,167	111,190	—	—	111,190
Value assigned to share issuance to Teekay Corporation for purchase of TTOL (note 4)	—	4,221	—	17,010	—	17,010
Purchase of TTOL from Teekay Corporation (note 8)	—	—	—	—	(6,626)	(6,626)
Equity contribution from Teekay Corporation (note 16d)	—	—	—	—	1,267	1,267
Net change in parent’s equity from Entities
under Common Control (note 3)	3,001	—	—	—	—	3,001
Dividends declared	—	—	—	—	(10,165)	(10,165)
Equity-based compensation (note 15)	—	85	1,233	—	—	1,233

Balance as at December 31, 2014	22,555	112,064	785,515	17,135	(346,927)	478,278

Net income	2,708	—	—	—	176,927	179,635
Proceeds from issuance of Class A common shares, net of offering costs (note 4)	—	37,201	246,032	—	—	246,032
Proceeds from issuance of Class B common shares, net of offering costs (note 4)	—	6,512	—	45,500	—	45,500
Value adjustment to share issuance to Teekay Corporation for purchase of TTOL (note 8)	—	—	—	—	(239)	(239)
Net change in parent’s equity from Entities under Common Control (note 3)	1,928	—	—	—	—	1,928
Acquisition of SPT Explorer and Navigator Spirit from Teekay Offshore Partners L.P. (note 3)	(27,191)	—	—	—	(13,311)	(40,502)
Dividends declared	—	—	—	—	(33,863)	(33,863)
Equity-based compensation (note 15)	—	254	692	—	—	692

Balance as at December 31, 2015	—	156,031	1,032,239	62,635	(217,413)	877,461

The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Summary of Significant Accounting Policies

Nature of operations

The Company (as defined below) is engaged in the international marine transportation of crude oil and refined petroleum products through the operation of its oil and product tankers as well as providing ship-to-ship transfer services. The Company’s revenues are earned in international markets.

Basis of presentation and consolidation principles

During October 2007, Teekay Corporation (Teekay) formed Teekay Tankers Ltd., a Marshall Islands corporation (together with its wholly owned subsidiaries and the Entities under Common Control, as described in note 3, collectively the Company), to acquire from Teekay a fleet of nine double-hull Aframax-class oil tankers in connection with the Company’s initial public offering (or IPO). As of December 31, 2015, the Company’s fleet included a total of 59 vessels, of which 13 were chartered-in and one was 50%-owned through the High-Q joint venture.

The consolidated financial statements reflect the financial position, results of operations and cash flows of Teekay Tankers Ltd., its wholly-owned subsidiaries, equity accounted investments and the Entities under Common Control. The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (GAAP) and all significant intercompany balances and transactions have been eliminated upon consolidation.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay to the Entities under Common Control and such estimates may not be reflective of what actual results would have been if the Entities under Common Control had operated independently.

Currency translation

The Company’s functional currency is the U.S. dollar. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in other (expenses) income in the accompanying consolidated statements of income (loss).

Operating revenues and expenses

The Company recognizes revenues from time charters daily over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is off hire. When the time charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenues when the contingency is resolved. All revenues from voyage charters are recognized on a proportionate performance method. The Company uses a discharge-to-discharge basis in determining proportionate performance for all spot voyages. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. The consolidated balance sheets reflect the deferred portion of revenues and expenses, which will be earned in subsequent periods. Other revenues are earned from the offshore ship-to-ship transfer of commodities, primarily crude oil and refined oil products, but also liquid gases and various other products which are referred to as support operations. In addition, revenues are also earned from other technical activities such as terminal management, consultancy, procurement and equipment rental. Revenues from short-term contracts are recognized as services are completed or based on percentage compete if carried over into the following period, or in the case of long-term contracts, are recognized over the duration of the contract period.

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Share-based compensation

The Company grants stock options and restricted stock units as incentive-based compensation to certain employees of Teekay who support the operations of the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it is a single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award. The Company also grants common stock and fully vested stock options as incentive-based compensation to non-management directors, which are expensed immediately (see note 15).

Cash and cash equivalents

The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Accounts receivable, allowance for doubtful accounts, and investment in term loans and other loan receivables

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are charged off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at December 31, 2015 and 2014.

The Company’s investment in term loans and advances to equity accounted investments are recorded at cost. The premium paid over the outstanding principal amount was amortized to interest income over the term of the loan using the effective interest rate method. The Company analyzes its loans for collectability during each reporting period. A loan provision is recorded, based on current information and events, if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining that a loan provision is required, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available), any information provided by the debtor regarding their ability to repay the loan, and the fair value of the underlying collateral. When a loan provision is recorded, the Company measures the amount of the provision based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting provision in the consolidated statements of income (loss). The carrying value of the loans is adjusted each subsequent period to reflect any changes in the present value of the expected future cash flows, which may result in increases or decreases to the loan provision.

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

			December 31, 2015	December 31, 2014
Class of Financing Receivable	Credit Quality Indicator	Grade	$	$
Advances to equity accounted investments	Other internal metrics	Performing	13,980	14,980

			13,980	14,980

Equity accounted investments

The Company’s investments in the High-Q joint venture, Teekay Tanker Operations Ltd. (or TTOL) and Tanker Investments Ltd. (or TIL) are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity accounted investment for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of income (loss). The Company’s maximum exposure to loss is the amount it has invested in its equity accounted investments, including stock purchase warrants.

Vessels and equipment

All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (including depreciation attributable to the Entities under Common Control and excluding amortization of dry-docking costs and intangible assets) for the years ended December 31, 2015, 2014 and 2013 totaled $59.5 million, $42.5 million, and $42.3 million, respectively.

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

The following table summarizes the change in the Company’s capitalized dry docking costs, from January 1, 2013 to December 31, 2015:

	Year Ended December 31,
	2015	2014	2013
	$	$	$
Balance at the beginning of the year	35,509	29,269	18,672
Cost incurred for dry docking	39,617	17,072	19,245
Dry-dock amortization	(12,866)	(10,832)	(8,648)
Vessel sales (note 21)	(114)	—	—

Balance at the end of the year	62,146	35,509	29,269

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

Goodwill and intangible assets

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

Customer related intangible assets are amortized over the expected life of a customer contract or the expected duration that the customer relationships are estimated to contribute to the cash flows of the Company. The amount amortized each year is weighted based on the projected revenue to be earned under the contracts or projected revenue to be earned as a result of the customer relationships. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.

Debt issuance costs

Debt issuance costs related to loan facilities, including fees, commissions and legal expenses, are directly deducted from the carrying amount of that loan facility. Debt issuance costs of revolving credit facilities and term loans are amortized using the effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense in the consolidated statements of income (loss).

Income taxes

The Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

Excluding freight taxes, the Company incurred $0.2 million of income taxes for the year ended December 31, 2015. The Company believes that it and its subsidiaries are not subject to taxation under the laws of the Republic of The Marshall Islands and qualify for the Section 883 exemption under U.S. federal income tax purposes.

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the consolidated statements of income (loss). The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings in the consolidated statements of income (loss). If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of income (loss). If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the consolidated statements of income (loss).

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

Earnings (loss) per share

Earnings (loss) per share is determined by dividing (a) net income (loss) of the Company after (deducting) adding the amount of net income (loss) attributable to the Entities under Common Control by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises.

2.	Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company is evaluating the effect of adopting this new accounting guidance.

In September 2015, the FASB issued ASU 2015-16, Simplifying the Accounting for Measurement-Period Adjustments (or ASU 2015-16) to simplify the accounting for business combinations, specifically as it relates to measurement-period adjustments. Acquiring entities in a business combination must now recognize measurement-period adjustments in the reporting period in which the adjustment amounts are determined, instead of retroactively adjusting prior periods. The Company adopted ASU 2015-16 effective October 1, 2015. The actual impact of adoption will depend on the amount of measurement period adjustments in future periods.

In April 2015, the FASB issued Accounting Standards Update 2015-03, Simplifying the Presentation of Debt Issuance Costs (or ASU 2015-03). The Company adopted ASU 2015-03 effective December 31, 2015. Prior period information has been retrospectively adjusted. Prior to the adoption of ASU 2015-03, all debt issuance costs were presented as other non-current assets in the Company’s consolidated balance sheet. With the adoption of ASU 2015-03 the Company presents those debt issuance costs related to a recognized debt liability as a direct deduction from the carrying amount of that debt liability in the Company’s consolidated balance sheet. Debt issuance costs related to loan facilities without a recognized debt liability will continue to be presented as non-current assets in the Company’s consolidated balance sheet. As a result of adopting ASU 2015-03, non-current assets and total assets has decreased by $1.7 million (December 31, 2015) and $1.8 million (December 31, 2014), current portion of long-term debt and current liabilities has decreased by $0.6 million (December 31, 2015) and $0.1 million (December 31, 2014), long-term debt has decreased by $1.1 million (December 31, 2015) and $1.7 million (December 31, 2014), and total liabilities has decreased by $1.7 million (December 31, 2015) and $1.8 million (December 31, 2014). Such changes have also impacted the Company’s reconciliation of segment assets to total assets (see note 7) and the carrying value of long-term debt (see notes 11 and 14).

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In February 2015, the FASB issued Accounting Standards Update 2015-02, Amendments to the Consolidation Analysis (or ASU 2015-02), which eliminates the deferral of certain consolidation standards for companies considered to be investment companies, modifies the consolidation analysis performed on limited partnerships and modifies the impact of fee arrangements and related parties on the determination of the primary beneficiary of a variable interest entity. ASU 2015-02 is effective for interim and annual periods beginning after December 15, 2015. ASU 2015-02 may be applied using a modified retrospective approach by recording a cumulative-effect adjustment to equity as of the beginning of the fiscal year of adoption. A reporting company also may apply ASU 2015-02 retrospectively. The Company does not expect the adoption of the new accounting guidance will have a material impact on the Company’s consolidated financial statements.

In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require companies to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires companies to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue when each performance obligation is satisfied. ASU 2014-09 is effective for interim and annual periods beginning after December 15, 2017 and shall be applied at the Company’s option retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company is evaluating the effect of adopting this new accounting guidance.

In April 2014, FASB issued Accounting Standards Update 2014-08, Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity (or ASU 2014-08) which raises the threshold for disposals to qualify as discontinued operations. A discontinued operation is defined now as: (i) a component of an entity or group of components that has been disposed of or classified as held for sale and represents a strategic shift that has or will have a major effect on an entity’s operations and financial results; or (ii) an acquired business that is classified as held for sale on the acquisition date. ASU 2014-08 also requires additional disclosures regarding discontinued operations, as well as material disposals that do not meet the definition of discontinued operations. The Company adopted ASU 2014-08 on January 1, 2015. The impact, if any, of adopting ASU 2014-08 on the Company’s consolidated financial statements will depend on the occurrence and nature of disposals that occur after ASU 2014-08 is adopted.

3.	Acquisition of Entities under Common Control

On December 18, 2015, the Company acquired from Teekay Offshore Partners L.P. (or TOO), which is an entity controlled by Teekay, two conventional oil tankers (the SPT Explorer and the Navigator Spirit), associated working capital and debt facilities, for an aggregate price of $39.0 million, including working capital of approximately $8.6 million and net of outstanding debt of approximately $49.6 million (or the 2015 Acquired Business). Of this net amount, $30.4 million was paid on closing of the transaction in December 2015 and the remaining $8.6 million was paid in the first quarter of 2016. As part of this acquisition of Entities under Common Control, Teekay paid the Company $2.9 million to terminate the existing time-charters for the SPT Explorer and Navigator Spirit. Subsequent to the acquisition, Teekay entered into a contract with the Company to guarantee commitments under the existing credit facilities related to the two vessels for a payment of $1.5 million.

Assets and liabilities of the vessels we acquired from Teekay Offshore are reflected on our balance sheet at Teekay Offshore’s historical carrying values. The net purchase price of $39.0 million over Teekay Offshore’s historical net carrying value of the assets acquired and debt assumed of $25.0 million has been accounted for as a $14.0 million return of capital to Teekay.

All periods prior to the acquisition of these vessels from Teekay Offshore have been retroactively adjusted to include the results of these vessels, as is required for a reorganization of entities under common control. All intercorporate transactions relating to these vessels between us and Teekay that occurred prior to the vessels’ acquisition by us have been eliminated upon consolidation.

The effect of adjusting the Company’s consolidated financial statements to account for these common control exchanges increased the Company’s net income (loss) for the years ended December 31, 2015, 2014, and 2013 by $2.7 million, $3.4 million and $5.4 million, respectively. The adjustments for the Entities under Common Control increased the Company’s revenues for the year ended December 31, 2015, 2014 and 2013 by $9.8 million, $14.4 million and $9.9 million, respectively.

In the preparation of these consolidated financial statements, shore-based costs for commercial management services (voyage expenses), ship management services (vessel operating expenses) and corporate/administrative services (general and administrative) were not identifiable as relating solely to the each specific vessel. Costs for commercial management services were allocated based on the rates charged by Teekay to third parties to provide such services. Costs for ship management services were allocated based on internal estimates of the cost to provide this function. Costs for corporate/administrative services were allocated based on the actual per day costs incurred for the Company’s other conventional tankers. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Entities under Common Control.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

4.	Public Offerings and Private Placements

The following table summarizes the issuances of common shares over the three years ending December 31, 2015:

Date	Number of Common Shares Issued		Offering Price (Per Share)	Gross Proceeds	Net Proceeds	Teekay’s Ownership After the Offering	Use of Proceeds
August 2014	4,220,945	(1)	$4.03	17,010	17,010	28.7%	Acquisition of interest in TTOL
December 2014	24,166,666	(2)	$4.80	116,000	111,190	26.2%	Acquisition of conventional tankers
January 2015	3,000,000	(3)	$4.57	13,716	13,685	25.5%	Acquisition of conventional tankers
July 2015	6,511,812	(4)	$6.99	45,500	45,500	28.3%	Acquisition of the ship-to-ship business
August 2015	13,630,075	(5)	$6.65	90,640	90,640	28.8%	Acquisition of conventional tankers
August - October 2015	7,180,083	(5)	$6.12 - $7.92	49,268	49,268	26.2%	Acquisition of conventional tankers
Continuous offering program during 2015	13,391,100	(6)	$6.04 - $7.70	94,594	92,439	(6)	General purposes including acquisitions of conventional tankers

(1)

Represents Class B common shares issued to Teekay as partial consideration for the Company’s acquisition of the 50% interest in TTOL, which shares had an approximate value of $15.6 million, or $3.70 per share when the purchase price was agreed between the parties.

(2)

Represents 20.0 million shares of Class A common stock issued to the public and 4.2 million shares of Class A common stock issued to Teekay in a concurrent private placement. The proceeds from the issuance was used to acquire modern second hand tankers (see note 21) and for general corporate purposes. Please refer to Item 7 – Major Shareholders and Related Parties.

(3)

In December 2014, the Company granted the underwriters a 30-day option to purchase up to an additional 3.0 million shares of the Company’s Class A common stock from the December 2014 offering. The underwriters exercised this option and on January 2, 2015, the Company issued 3.0 million shares of Class A common stock for net proceeds of $13.7 million.

(4)

Represents Class B common shares issued to Teekay as consideration for the Company’s acquisition of the ship-to-ship transfer business (or SPT). The shares had an approximate value of $45.5 million, or $6.99 per share when the purchase price was agreed between the parties.

(5)

Represents 9.1 million shares of Class A common stock issued to the public and 4.5 million shares of Class A common stock issued to Teekay in a concurrent private placement. The proceeds from the issuances were used to acquire 12 modern Suezmax tankers from Principal Maritime Tankers (or Principal Maritime) (see note 21). The Company also issued approximately 7.2 million shares of Class A common stock to Principal Maritime as partial consideration for the vessels acquired. The shares had an approximate value of $49.3 million and are based on market prices at the time each vessel was delivered.

(6)

In June 2015, the Company implemented a continuous offering program (or COP) under which the Company may issue shares of its Class A common stock at market prices up to a maximum aggregate amount of $80.0 million. The initial $80.0 million program was concluded in September 2015. The Company re-launched another $80.0 million COP in November 2015. The portion of the Company’s voting power and ownership held by Teekay at December 31, 2015 was 53.6% and 25.9%, respectively.

5.	Business Operations

Significant Customers

The following table presents consolidated revenues and percentage of consolidated revenues for customers that accounted for more than 10% of the Company’s consolidated revenues during the periods presented. Consolidated revenues from customers attributable to the Common Control Entities are included in the table.

	Year Ended December 31,
	2015	2014	2013
Statoil ASA (2)	(1)	$38.3 million	$33.7 million
ConocoPhillips (2)	(1)	(1)	$18.1 million

(1)	Less than 10% of the consolidated revenues
(2)	Conventional segment

Concentration of Credit Risk

There is a concentration of credit risk with respect to the total amounts due from affiliates and pool receivables from affiliates with these amounts being due from affiliates of Teekay as at December 31, 2015 (see note 16h). The Company also relies on Teekay Chartering Ltd., a wholly-owned subsidiary of Teekay, to actively manage and administer all voyage-related functions for vessels on time charter contracts and for vessels trading in the Teekay Aframax RSA Pool (a vessel pooling arrangement of Aframax tankers), the Teekay Classic Aframax Pool (a vessel pooling arrangement for Aframax tankers older than 15 years), the Suezmax RSA Pool (a vessel pooling arrangement of Suezmax tankers), and the Taurus RSA Pool (a vessel pooling arrangement of product tankers).

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

The borrowers under the Loans had been in default on their interest payment obligations since the first quarter of 2013, and subsequently, in default of the repayment of the loan principal from the loan maturity date in July 2013. On March 21, 2014, the Company took ownership of the VLCCs and the Loans were concurrently discharged. The VLCCs had an estimated fair value of $144.0 million on that date, which approximated all amounts owing under the Loans, including $9.1 million of accrued interest. The transfer of ownership of the VLCCs and concurrent discharging of the Loans was treated as a non-cash transaction in the Company’s 2014 consolidated statement of cash flows.

In May 2014, the Company sold the two wholly-owned subsidiaries, each of which owned one VLCC, to TIL (see note 21).

7.	Segment Reporting

On July 31, 2015, the Company acquired a ship-to-ship transfer business (or SPT) from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE (see note 24). Following the acquisition, the Company has two reportable segments, its conventional tanker segment and its ship-to-ship transfer segment. The Company’s conventional tanker segment consists of the operation of all of its tankers, including those employed on full service lightering contracts. The Company’s ship-to-ship transfer segment consists of the Company’s lightering support services, including those provided to the Company’s conventional tanker segment as part of full service lightering operations and other related services. Segment results are evaluated based on income from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following table includes results for the Company’s revenue and income from operations by segment for the year ended December 31, 2015. Prior to 2015, the Company had one operating segment.

Year ended December 31, 2015
	Conventional	Ship-to-Ship
	Tanker	Transfer	Inter-segment
	Segment	Segment	Revenue (1)	Total
Revenues	496,455	18,587	(849)	514,193
Voyage expenses	(19,468)	(348)	—	(19,816)
Vessel operating expenses	(123,572)	(14,441)	849	(137,164)
Time-charter hire expense	(74,860)	(38)	—	(74,898)
Depreciation and amortization	(72,118)	(1,642)	—	(73,760)
General and administrative expenses	(15,369)	(1,985)	—	(17,354)
Gain on sale of vessel	771	—	—	771
Restructuring charge	(4,445)	(327)	—	(4,772)

Income (loss) from operations (2)	187,394	(194)	—	187,200

Equity income	14,411	—	—	14,411

(1)

The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations and the pricing for such services is based on estimated costs incurred.

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

As at December 31, 2015
$
Conventional Tanker	1,970,365
Ship-to-Ship Transfer	74,381
Cash and cash equivalents	96,417
Accounts receivable	28,313

Consolidated total assets	2,169,476

8.	Investments in and advances to Equity Accounted Investments

	Year Ended December 31,
	2015	2014
	$	$
High-Q Joint Venture	21,166	18,948
Tanker Investments Ltd.	44,195	36,915
Teekay Tanker Operations Ltd.	21,447	17,534

Total	86,808	73,397

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

As at December 31, 2015, the joint venture has a loan outstanding with a financial institution with a balance of $54.2 million (December 31, 2014 - $60.0 million). The loan is secured by a first-priority mortgage on the VLCC owned by the joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The joint venture has an interest rate swap agreement with a notional amount of $54.2 million that expires in June 2018, 50% of which is guaranteed by the Company. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.

In January 2014, the Company and Teekay formed TIL, which seeks to opportunistically acquire, operate and sell modern second-hand tankers to benefit from an expected recovery of the tanker market. The Company purchased 2.5 million shares of common stock for $25.0 million and received a stock purchase warrant entitling it to purchase up to 750,000 additional shares of common stock of TIL (see note 12). The stock purchase warrant is a derivative asset which had an estimated fair value of $5.2 million as at December 31, 2015 (December 31, 2014 - $4.7 million). The Company also received one preferred share, which entitles the Company to elect one Board member of TIL. The preferred share does not give the Company a right to any dividends or distributions of TIL. The Company accounts for its investment in TIL using the equity method. In October 2014, the Company purchased an additional 0.9 million common shares of TIL on the open market. The common shares were acquired at a price of NOK 69 per share, or a purchase price of $10.0 million.

In May 2014, the Company sold two wholly-owned subsidiaries, each of which owns one VLCC, to TIL (see note 21).

In 2015, TIL had repurchased 3.3 million of its own shares on the open market. The common shares were repurchased at a weighted average price of NOK 105.2 per share, or a gross purchase price of $40.6 million. As of December 31, 2015, the Company’s ownership interest in TIL was 10.2%.

c.

On August 1, 2014, the Company purchased from Teekay a 50% interest in TTOL, which owns conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, for an aggregate price of approximately $23.7 million, including net working capital. Teekay retained the remaining 50% interest in TTOL.

As consideration for this acquisition, the Company issued to Teekay 4.2 million Class B common shares. The 4.2 million Class B common shares had an approximate value of $15.6 million, or $3.70 per share, when the purchase price was agreed to between the parties and a value of $17.0 million, or $4.03 per share, on the acquisition closing date. The purchase price, for accounting purposes, is based upon the value of the Class B common shares on the acquisition closing date. In addition, the Company reimbursed Teekay for $6.7 million of working capital it assumed from Teekay in connection with the purchase. The book value of the assets acquired, including working capital, was $16.9 million on the date of acquisition. The excess of the purchase price over the Company’s proportionate interest in the book value of the net assets acquired, which amounted to $6.9 million, is accounted for as an equity distribution to Teekay. The portion of the purchase price paid with the 4.2 million of Class B common shares is reflected in the statement of cash flow as a non-cash transaction. The Company accounts for its ownership interest in TTOL using the equity method.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A condensed summary of the Company’s financial information for equity accounted investments (10.2% to 50.0% owned) shown on a 100% basis are as follows:

	As at December 31,
	2015	2014
	$	$
Cash and cash equivalents	97,933	97,758
Other current assets	206,460	66,473
Vessels and equipment	855,232	715,360
Other non-current assets	25,304	21,107
Current portion of long-term debt	149,301	32,849
Other current liabilities	41,321	47,275
Long-term debt	485,627	355,784
Other non-current liabilities	31,269	31,787

	Year Ended December 31,
	2015	2014	2013
	$	$	$
Revenues	225,596	94,244	7,325
Income from operations	109,253	16,460	3,256
Realized and unrealized loss on derivative instruments	(689)	(831)	—
Net income	90,059	3,598	1,686

For the year ended December 31, 2015, the Company recorded equity income of $14.4 million (2014 - $5.2 million and 2013 – $0.9 million). Equity income is comprised of the Company’s share of net income (loss) from the High-Q joint venture, TIL, and TTOL.

9.	In-process Revenue Contracts

In August 2015, the Company agreed to acquire 12 modern Suezmax tankers from Principal Maritime (see note 21). As part of the Company’s acquisition of these vessels, the Company assumed three time-charter contracts with terms that were less favorable than the then prevailing market terms. As at December 31, 2015, the Company has a liability based on the estimated fair value of the contracts. The Company is amortizing this liability over the estimated remaining term of the contracts which expire in 2016. These contracts are estimated and amortized on a weighted basis based on the projected revenue to be earned under each contract.

Amortization of in-process revenue contracts for the year ended December 31, 2015 was $4.8 million (2014 - $nil million, 2013 - $nil), which is included in other revenues (note 23) on the consolidated statements of income (loss). The contracts are expected to be fully amortized in the first quarter of 2016.

10.	Accrued Liabilities

	Year Ended December 31,
	2015	2014
	$	$
Voyage and vessel	30,112	7,643
Corporate accruals	19,255	366
Interest	4,742	3,980
Payroll and benefits to related parties	7,920	6,294

Total	62,029	18,283

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

11.	Long-Term Debt

	Year Ended December 31,
	2015	2014
	$	$
Revolving credit facilities due through 2018	530,971	508,593
Term loans due through 2021	635,330	147,470
Long-term debt of Entities under Common Control	—	54,265

Total principal	1,166,301	710,328
Less: unamortized discount and debt issuance costs	(1,696)	(1,763)

Total debt	1,164,605	708,565
Less: current portion	(174,047)	(47,225)

Non-current portion of long-term debt	990,558	661,340

As at December 31, 2015, the Company had two revolving credit facilities (or the Revolvers), which, as at such date provided for aggregate borrowings of up to $545.5 million, of which $14.6 million was undrawn (December 31, 2014 - $689.1 million, of which $126.2 million was undrawn). Interest payments are based on LIBOR plus margins, which at December 31, 2015 and 2014, ranged between 0.45% and 0.60%. The total amount available under the Revolvers reduces by $91.3 million (2016), $386.9 million (2017) and $67.3 million (2018). As at December 31, 2015, the Revolvers were collateralized by 20 of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. As at December 31, 2015, this ratio was 138%. The vessel value used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt. One of the Revolvers is guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $50.0 million and at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay. As at December 31, 2015, the Company and Teekay were in compliance with all of their covenants in respect of the Revolvers.

As at December 31, 2015, the Company had five term loans outstanding, which totaled $635.3 million (December 31, 2014 - $147.5 million). Interest payments on the term loans are based on a combination of fixed and variable rates where fixed rates range from 4.06% to 4.90% and variable rates are based on LIBOR plus a margin. At December 31, 2015, the margins ranged from 0.30% to 2.80% (December 31, 2014 - 0.30% to 1.00%). The term loan repayments are made in quarterly or semi-annual payments and four of the term loans have balloon or bullet repayments due at maturity in 2017, 2018 and 2021. The term loans are collateralized by first-priority mortgages on 23 of the Company’s vessels, together with certain other related security. Four of the term loans require that certain specified subsidiaries of the Company maintain minimum hull coverage ratios of 120%, 130% and 135% of the total outstanding balance for the facility period. As at December 31, 2015, the loan-to-value ratios ranged from 174% to 1,077%. The vessel values used in these ratios are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratios. Two of the term loans are guaranteed by Teekay and contain covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay’s total consolidated debt which has recourse to Teekay. One of the term loans is also guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay. In addition, two of the term loans require the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt. As at December 31, 2015, the Company and Teekay were in compliance with all of their covenants in respect of these term loans.

The Company and wholly-owned subsidiaries of Teekay LNG Partner L.P., a controlled subsidiary of Teekay, are borrowers under one term loan arrangement. Under this arrangement, each of the borrowers is obligated on a joint and several basis. For accounting purposes, obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Company agreed to pay, on the basis of its arrangement with its co-obligor, and any additional amount the Company expects to pay on behalf of its co-obligor. As of December 31, 2015, the term loan arrangement had an outstanding balance of $173.9 million, of which $85.6 million was the Company’s share. The Company does not expect to pay any amount on behalf of its co-obligors. Teekay has agreed to indemnify the Company in respect of any losses and expenses arising from any breach by the co-obligors of the terms and conditions of the term loan.

As at December 31, 2014, the Entities under Common Control had $54.3 million of long-term debt which was assumed by the Company on the dates of the respective acquisitions of the two vessels as part of the 2015 Acquired Business (see note 3). These assumed credit facilities are included, to the extent then outstanding, in the information above as of December 31, 2015.

The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2015 was 1.6% (December 31, 2014 – 1.1%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see note 12).

In January 2016, the Company entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay the Company’s two bridge loan facilities, which matured in late January 2016, and the Company’s main corporate revolving credit facility, which was scheduled to mature in 2017.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to December 31, 2015, including the impact of the debt refinancing completed in January 2016, are $174.7 million (2016), $214.9 million (2017), $190.9 million (2018), $122.6 million (2019), $110.0 million (2020) and $353.2 million (thereafter).

12.	Derivative Instruments

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

Realized and unrealized gains or losses relating to the Company’s interest rate swaps have been reported in realized and unrealized loss on non-designated derivative instruments in the consolidated statements of income (loss). During the year ended December 31, 2015, the Company recognized a realized loss of $9.8 million and an unrealized gain of $7.7 million relating to its interest rate swaps. During the year ended December 31, 2014, the Company recognized a realized loss of $10.0 million and an unrealized gain of $7.1 million relating to its interest rate swaps. During the year ended December 31, 2013, the Company recognized a realized loss of $9.9 million and an unrealized gain of $8.4 million relating to its interest rate swaps.

The following summarizes the Company’s interest rate swap positions as at December 31, 2015:

			Fair Value /
		Principal Amount	Carrying Amount of	Remaining	Fixed Interest
	Interest Rate Index		Asset (Liability)	Term	Rate
		$	$	(years)	(%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 6M	200,000	(2,662)	0.8	2.61
U.S. Dollar-denominated interest rate swap (1)	USD LIBOR 3M	100,000	(7,876)	1.8	5.55

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of December 31, 2015 ranged from 0.30% to 2.80%.

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

The Company has a stock purchase warrant entitling it to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, the Company may also exercise the stock purchase warrant at 61.67 Norwegian Kroner (or NOK) per share. The stock purchase warrant expires on January 23, 2019. For purposes of vesting, the stock purchase warrant is divided into four equally sized tranches. If the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days, subject to certain trading value requirements. As of December 31, 2015, the fair value of the stock purchase warrant was $5.2 million (December 31, 2014 – $4.7 million), which is reflected in derivative assets on the Company’s consolidated balance sheets. The stock purchase warrant had a value of $3.4 million on issuance in January 2014 and such amount is reflected in the other (expenses) income in the Company’s consolidated statements of income (loss). During the year ended December 31, 2015, the Company also recognized an unrealized gain of $0.5 million (2014 - $1.2 million) relating to the changes in the value of the warrant. Unrealized gains and losses are reflected in realized and unrealized loss on derivative instruments in the Company’s consolidated statements of income (loss).

13.	Other Long-Term Liabilities

The following is a roll-forward of the Company’s freight tax expenses (recovery) which are recorded in its consolidated balance sheets in other long-term liabilities, from January 1, 2014 to December 31, 2015:

	Year Ended December 31,
	2015	2014
	$	$
Balance of unrecognized tax benefits as at January 1	4,852	5,351
Increases for positions related to the current year	3,294	406
Changes for positions taken in prior years	42	(753)
Decreases related to statute of limitations	(591)	(152)

Balance of unrecognized tax benefits as at December 31	7,597	4,852

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2009 through 2015 remain open to examination by some of the major jurisdictions in which the Company is subject to tax.

The Company recognizes freight tax expenses in other (expenses) income in its consolidated statements of income (loss). Interest and penalties on freight tax expenses (recoveries) are included in the roll-forward schedule above and are approximately $1.3 million and $0.6 million for the years ended December 31, 2015 and 2014, respectively.

14.	Fair Value Measurements

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the Company’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

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

During January 2014, the Company received a stock purchase warrant entitling it to purchase up to 750,000 shares of the common stock of TIL (see note 12). The estimated fair value of the stock purchase warrant was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of the stock purchase warrant as of December 31, 2015 is based on the historical volatility of comparable companies of 54.59%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

Changes in fair value during the years ended December 31, 2015 and 2014 for the TIL stock purchase warrant are as follows:

	Year Ended	Year Ended
	December 31, 2015	December 31, 2014
	$	$
Fair value at the beginning of the period	4,657	—
Fair value on issuance	—	3,420
Unrealized gain included in earnings	507	1,237

Fair value at the end of the period	5,164	4,657

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	December 31, 2015			December 31, 2014
	Fair Value Hierarchy Level	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	97,287	97,287	162,797	162,797
Derivative instruments
Interest rate swap agreements (note 12)	Level 2	(10,538)	(10,538)	(18,225)	(18,225)
Stock purchase warrant (note 12)	Level 3	5,164	5,164	4,657	4,657

Other:
Advances to equity accounted investments	Note (1)	13,980	Note (1)	14,980	Note (1)
Long-term debt, including current portion	Level 2	(1,164,605)	(1,140,135)	(708,565)	(669,772)

(1)

The advances to equity accounted investments together with the Company’s investments in the equity accounted investments form the net aggregate carrying value of the Company’s interests in the equity accounted investments in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

15.	Capital Stock

The authorized capital stock of Teekay Tankers Ltd. at December 31, 2015 and 2014, was 100,000,000 shares of Preferred Stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2015, the Company had 132.8 million shares of Class A common stock (2014 – 95.3 million), 23.2 million shares of Class B common stock (2014 – 16.7 million) and no shares of Preferred Stock issued and outstanding (2014 – nil).

Commencing in December 2015, the Company adopted a new dividend policy under which quarterly dividends were set to range from 30% to 50% of its quarterly adjusted net income, subject to the discretion of its Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. Prior to the change, the Company had a fixed dividend policy whereby annual dividends were set at an amount of $0.12 per share, payable quarterly. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally in any dividends that the Board of Directors declares from time to time out of funds legally available for dividends.

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

Stock-based compensation

As at December 31, 2015, the Company had reserved under its 2007 Long-Term Incentive Plan a total of 4,000,000 shares of Class A common stock for issuance pursuant to awards to be granted (2014 – 4,000,000 Class A common stock). For the year ended December 31, 2015, a total of 51,948 shares (2014 – 17,073 shares) of Class A common stock were granted and issued to the Company’s non-management directors as part of their annual compensation. For the year ended December 31, 2013, 142,157 shares of Class A common stock have been granted and delivered to non-management directors as part of the Directors’ annual compensation. These Class A common shares were purchased on the open market rather than issuing shares from authorized capital. The compensation relating to the granting of such stock has been included in general and administrative expenses in the amounts of $0.3 million, $0.1 million and $0.4 million for the years ended December 31, 2015, 2014, and 2013, respectively.

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

During 2015, the Company granted 58,434 stock options with an exercise price of $5.39 per share to an officer of the Company. Each stock option granted has a ten-year term and vests equally over three years from the grant date. In June 2014, the Company granted 0.1 million stock options with an exercise price of $4.25 per share to an officer of the Company. These stock options have a ten-year term and vest equally over three years from the grant date. In March 2014, the Company granted 0.2 million stock options with an exercise price of $4.10 per share to non-management directors of the Company. These stock options have a ten-year term and vest immediately.

The weighted-average fair value of the stock options granted during March 2015 was $1.97 per option, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 49.0%; expected life of five years; dividend yield of 2.09%; and risk-free interest rate of 1.38%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

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

A summary of the Company’s stock option information for the years ended December 31, 2015 and 2014 is as follows:

	December 31, 2015		December 31, 2014
	Options (#)	Weighted- Average Exercise Price ($)	Options (#)	Weighted- Average Exercise Price ($)
Outstanding - beginning of year	263,175	4.16	—	—
Granted	58,434	5.39	263,175	4.16

Outstanding - end of year	321,609	4.39	263,175	4.16

Exercisable - end of year	188,920	4.13	152,346	4.10

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2015 and 2014 is as follows:

	December 31, 2015		December 31, 2014
	Options #	Weighted- Average Grant Date Fair Value ($)	Options #	Weighted- Average Grant Date Fair Value ($)
Outstanding non-vested stock options - beginning of year	110,829	4.25	—	—
Granted	58,434	5.39	110,829	4.25
Vested	(36,574)	4.25	—	—

Outstanding non-vested stock options - end of year	132,689	4.75	110,829	4.25

As of December 31, 2015, there was $0.2 million (2014 - $0.1 million, 2013 - $nil) of total unrecognized compensation cost related to non-vested stock options granted. During the year ended December 31, 2015, the Company recognized $0.1 million (2014 - $0.2 million, 2013 - $nil) of expenses related to the stock options.

As at December 31, 2015, the intrinsic value of the outstanding in-the-money stock options was $0.8 million (2014 - $0.2 million) and the intrinsic value of the exercisable stock options was $0.5 million (2014 - $0.1 million). As at December 31, 2015, the weighted-average remaining life of options vested and expected to vest was 8.6 years, weighted-average remaining life of the 188,920 exercisable stock options was 8.2 years and the weighted-average exercise price was $4.13. As at December 31, 2014, the weighted-average remaining life of options vested and expected to vest was 9.2 years, weighted-average remaining life of the 152,346 exercisable stock options was 9.2 years and the weighted-average exercise price was $4.10.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

During 2015, the Company granted 0.2 million restricted stock units to the officers of the Company and to certain employees of Teekay subsidiaries that provide services to the Company, with an aggregate fair value of $1.0 million. During 2014, the Company granted 0.6 million restricted stock units to certain employees of Teekay subsidiaries that provide services to the Company with an aggregate fair value of $2.3 million. Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in that case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common shares.

For the year ended December 31, 2015, the Company recorded an expense of $1.4 million (2014 - $1.2 million, 2013 - $0.7 million) related to the restricted stock units in general and administrative expenses. During the year ended December 31, 2015, 351,096 restricted stock units with a market value of $2.3 million vested and that amount, net of withholding taxes, was paid to the grantees by issuing 201,564 shares of Class A common stock. During the year ended December 31, 2014, 122,146 restricted stock units with a market value of $0.6 million vested and that amount, net of withholding taxes, was paid to the grantees by issuing 68,322 shares of Class A common stock.

16.	Related Party Transactions

Acquisitions and Acquisition of Entities under Common Control

a.	On July 31, 2015, the Company acquired SPT (see note 24) and on December 18, 2015 the Company acquired the SPT Explorer and Navigator Spirit (see note 3).

b.

In August 2014, the Company purchased from Teekay a 50% ownership in TTOL, which owns conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, for an aggregate price of $23.7 million, including $6.7 million in net working capital (see note 8c).

c.

In January 2014, the Company and Teekay formed TIL. The Company purchase 2.5 million shares of common stock of TIL for $25.0 million and received a stock purchase warrant. In October 2014, the Company purchased an additional 0.9 million common shares of TIL on the open market for a purchase price of $10.0 million USD (see notes 8b and 12).

In May 2014, the Company sold two wholly-owned subsidiaries, each of which owned one VLCC, to TIL for the aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million (see note 21).

d.

In April 2010, when the Company purchased the Kaveri Spirit Suezmax tanker from Teekay, Teekay provided indemnification to the Company for the costs required to repair heating coils on the vessel. During the first quarter of 2014, the repairs were performed to coincide with the scheduled dry docking of the vessel. The Company received a $1.3 million indemnification payment from Teekay, which was treated as a reduction to the purchase price originally paid by the Company for the vessel.

Management Fee – Related and Other

e.

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

	Year Ended December 31,
	2015 $	2014 $	2013 $
Time-charter revenues(i)	392	13,728	13,506
Pool management fees and commissions(ii)	(10,445)	(5,292)	(4,043)
Commercial management fees(iii)	(1,236)	(1,117)	(1,079)
Vessel operating expenses - technical management fee(iv)	(7,039)	(5,613)	(5,637)
Strategic and administrative service fees(v)	(8,356)	(8,676)	(10,783)
Entities under Common Control (note 3)
Time-charter revenues(vi)	4,558	6,572	—
Bareboat charter revenues (vii)	—	1,156	9,928
Commercial management fees	(246)	(226)	—
Vessel operating expenses - technical management fee	(430)	(399)	—
Strategic and administrative service fees	(660)	(861)	(927)

(i)

In December 2015, immediately after the completion of the 2015 Acquired Business, the Company chartered-out the Navigator Spirit to Teekay under a fixed-rate time-charter contract, which expires in July 2016. The Company also had chartered-out the Pinnacle Spirit and Summit Spirit to Teekay under fixed-rate time-charter contracts, which expired in the fourth quarter of 2014.

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

(v)

The Manager’s strategic and administrative service fees have been presented in general and administrative fees on the Company’s consolidated statements of income (loss). The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in note 15) is set and paid by Teekay or such other subsidiaries. The Company reimburses Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.

(vi)

The Company recorded $4.6 million and $6.6 million related to a time-charter out contract for the SPT Explorer for the years ended December 31, 2015 and 2014, respectively, associated with the Entities under Common Control. The vessel was under a fixed-rate time-charter contract with SPT which expired in September 2015.

(vii)

The Company recorded $0.9 million and $5.0 million related to a bareboat charter contract for the SPT Explorer for the years ended December 31, 2014 and 2013, respectively, associated with the Entities under Common Control. The vessel was under a fixed-rate bareboat contract with SPT which expired in March 2014. The Company also recorded $0.3 million and $5.0 million related to a bareboat charter contract for the Navigator Spirit for the years ended December 31, 2014 and 2013, respectively, associated with the Entities under Common Control. The vessel was under a fixed-rate bareboat charter contract with SPT which expired in Jan 2014.

f.

The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented in the consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $7.9 million and $6.3 million were payable to the Manager as at December 31, 2015 and December 31, 2014, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities in the consolidated balance sheets. The amounts owing from the Pool Managers, which are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $46.8 million and $36.2 million as at December 31, 2015 and December 31, 2014, respectively, to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pooling arrangement, less any set-offs for outstanding liabilities or contingencies. These activities, which are reflected in the consolidated balance sheets as due from affiliates, are without interest or stated terms of repayment.

g.

The Management Agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the years ended December 31, 2015, 2014 and 2013. Cash Available for Distribution represents net income (loss) plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s Board of Directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution.

h.

Pursuant to certain pooling arrangements (see note 5), the Pool Managers provide certain commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 to $350. Voyage revenues and voyage expenses of the Company’s vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pools as “net pool revenue” on the consolidated statements of income (loss). The pool receivable from affiliates as at December 31, 2015 and December 31, 2014 was $62.7 million and $35.3 million, respectively.

17.	Other (Expenses) Income

	Year Ended December 31,
	2015 $	2014 $	2013 $
Freight tax (expense) recovery	(3,339)	154	(594)
Gain on initial recognition of stock purchase warrant(note 8b)	—	3,420	—
Foreign exchange gain (loss)	252	138	(107)
Other (expense) income	(10)	93	(313)

Total	(3,097)	3,805	(1,014)

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

18.	Operating Leases

Charters-in

As at December 31, 2015, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in 14 vessels were approximately $47.0 million (2016), $18.3 million (2017), $8.3 million (2018), $8.3 million (2019), $8.3 million (2020) and $1.3 million (thereafter). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.

Charters-out

As at December 31, 2015, 13 of the Company’s vessels operated under fixed-rate time charter contracts with the Company’s customers, of which nine contracts are scheduled to expire in 2016, three contracts are scheduled to expire in 2017 and one contract is scheduled to expire in 2018. As at December 31, 2015, minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $100.8 million, comprised of $68.7 million (2016), $26.0 million (2017) and $6.1 million (2018). The carrying amount of the vessels employed on these time charters at December 31, 2015, was $442.5 million (2014 - $259.5 million). The cost and accumulated depreciation of the vessels employed on these time charters as at December 31, 2015 were $596.7 million (2014 - $397.8 million) and $154.2 million (2014 - $138.3 million), respectively.

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2015, revenue from unexercised option periods of contracts that existed on December 31, 2015, or variable or contingent revenues. In addition, minimum scheduled future revenues presented above have been reduced by estimated off-hire time for period maintenance. Actual amounts may vary given unscheduled future events such as vessel maintenance.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

19.	Supplemental Cash Flow Information

a.	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2015, 2014, and 2013 are as follows:

	Year Ended December 31,
	2015	2014	2013
	$	$	$
Accounts receivable and interest receivable	(13,506)	(8,464)	(9,189)
Pool receivables from affiliates	(27,481)	(24,489)	(1,664)
Due from affiliates	12,361	(14,511)	(3,204)
Prepaid expenses and other current assets	(11,400)	987	(647)
Accounts payable and accrued liabilities	32,876	(3,174)	2,084
Due to affiliates	(12,181)	(928)	7,731
Deferred revenue	2,039	(2,324)	(1,603)
Other	(8,588)	1,999	(141)

	(25,880)	(50,904)	(6,633)

b.

Cash interest paid (including interest paid by the Entities under Common Control) during years ended December 31, 2015, 2014, and 2013 totalled $22.8 million, $18.3 million, and $18.9 million, respectively.

c.

The portion of the consideration paid to Teekay for the acquisition of a 50% interest in TTOL consisting of 4.2 million of Class B common shares was treated as a non-cash transaction in the Company’s consolidated statements of cash flows (see note 8c).

20.	Earnings (Loss) Per Share

The net income (loss) available for common shareholders and earnings (loss) per common share presented in the table below excludes the results of operations of the Entities under Common Control (see note 3).

	Year Ended December 31,
	2015	2014	2013
	$	$	$
Net income (loss)	179,635	60,538	(2,709)
Net income attributable to the Entities under Common Control	2,708	3,396	5,429

Net income (loss) available for common shareholders	176,927	57,142	(8,138)

Weighted-average number of common shares - basic	130,136,228	85,882,685	83,591,030
Dilutive effect of stock-based compensation	581,481	364,452	—

Weighted average number of common shares - diluted	130,717,709	86,247,137	83,591,030

Earnings (loss) per common share:
- Basic	1.36	0.67	(0.10)
- Diluted	1.35	0.66	(0.10)

Stock-based awards, which have an anti-dilutive effect on the calculation of diluted earnings per common share, are excluded from this calculation. For the years ended December 31, 2015 and 2014, options to acquire 43,826 shares and 110,829 shares of the Company’s Class A common stock, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share. For the year ended December 31, 2013, no shares had an anti-dilutive effect.

21.	Vessel Sales and Vessel Acquisitions

Vessel Sales

In November 2015, the Company sold one conventional tanker for a sales price of $11.2 million. The Company recognized a gain on sale of the vessel of $0.8 million in the year ended December 31, 2015.

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In May 2014, the Company sold two wholly-owned subsidiaries, each of which owned one VLCC, to TIL for aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million. The Company used $152.0 million of the sale proceeds to prepay one of the Company’s revolving credit facilities and the remainder of the proceeds for general corporate purposes. The Company recognized a $10.0 million gain on the sale of the two subsidiaries to TIL for the year ended December 31, 2014, which is reflected in the Company’s consolidated statements of income (loss).

In January 2013, the Company sold one Aframax tanker for aggregate proceeds of $9.1 million. The Company recognized a loss on sale of the vessel of $0.1 million in the year ended December 31, 2013.

Vessel Acquisitions

In August 2015, the Company agreed to acquire 12 modern Suezmax tankers from Principal Maritime. As of December 31, 2015, all 12 of the vessels had been delivered for a total purchase price of $661.3 million, consisting of $612.0 million in cash and approximately 7.2 million shares of the Company’s Class A common stock which were directly issued to Principal Maritime and which are treated as a non-cash transaction in the consolidated statements of cash flow. The value of these shares was approximately $49.3 million. To finance the cash portion of the acquisition price, the Company secured a $397.2 million loan facility with a maturity date of January 29, 2016. The loan was fully drawn as of December 31, 2015. In addition, the Company issued approximately 13.6 million shares of its Class A common stock for net proceeds of $90.6 million, including approximately 4.5 million shares which were issued to Teekay (see note 4). The Company financed the remainder of the cash purchase price with existing liquidity. The loan facility was refinanced in January 2016 (see note 11).

In December 2014, the Company signed an agreement to acquire one 2008-built Aframax tanker for a purchase price of $37.0 million and placed $3.7 million in an escrow fund related to this purchase, which is recorded in other non-current assets in the Company’s consolidated balance sheets as of December 31, 2014. In December 2014, the Company also signed agreements to acquire four modern LR2 vessels for a total purchase price of $193.3 million. In January 2015, the Company secured a loan facility in the amount of $126.6 million with a maturity date of January 30, 2016. The loan facility was fully drawn in March 2015 and was secured by the Aframax tanker and the four modern LR2 vessels which delivered in February and March 2015. The loan facility was refinanced in January 2016 (see note 11).

22.	Shipbuilding Contracts

In April 2013, four special purpose subsidiary companies of the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne Long Range 2 (or LR2) product tanker newbuildings. At the same time, the Company entered an Option Agreement with STX allowing the Company to order up to 12 additional vessels. The payment of the Company’s first shipyard instalment was contingent on the Company receiving acceptable refund guarantees for the shipyard instalment payments. At around the same time, however, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s ability to obtain the necessary refund guarantees in respect of the four firm shipbuilding contracts was severely affected. In October and November 2013, the Company went on to exercise its rights under the Option Agreement to order eight additional newbuildings. The further required shipbuilding contracts were not entered into by STX within the timeframe specified in the Option Agreement. By December 2013 the Company had determined that there was no prospect of the refund guarantees being provided under any of the firm shipbuilding contracts and then by February 2014 that there was no prospect of the same in respect of the further contracts to be entered pursuant to the Option Agreement or of that agreement being otherwise performed by STX. In December 2013, therefore, the subsidiaries of the Company gave STX notice that they were treating STX as having repudiated the four firm shipbuilding contracts. Then in February 2014, the Company gave STX notice that it was treating STX as having repudiated the Option Agreements. Having asserted that this was the position, in February and March 2014, the Company and its subsidiaries commenced legal proceedings against STX for damages. This involved arbitration proceedings in London in respect of the four firm shipbuilding contracts and English High Court proceedings in respect of the Option Agreement. In November 2014, the Company, on behalf of the subsidiaries, placed $0.6 million in an escrow account as cash security in respect of STX’s legal costs relating to the arbitration proceedings. These funds are classified as cash and cash equivalents in the Company’s consolidated balance sheets as of December 31, 2015 and 2014.

On February 15, 2016, the Company’s subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of the four firm shipbuilding contracts. As a result, the Company’s subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. The Company and its subsidiaries are also pursuing other routes to enforce the awards against STX. Additionally, the $0.6 million cash deposit was refunded subsequent to December 31, 2015. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection.

The trial in the English High Court in respect of the Option Agreement will commence on April 11, 2016.

23.	Restructuring Charges and Other Revenues

For the year ended December 31, 2015, $4.7 million of restructuring charges, of which $4.4 million related to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract. This $4.4 million termination charge was recovered from the customer and the recovery is reflected in other revenues on the consolidated statements of income (loss). The remaining $0.3 million of restructuring costs related to severance payments made in relation to the acquisition of the ship-to-ship business (see note 24). At December 31, 2015, no amounts of restructuring liabilities were owed to seafarers and no amounts of receivables were recoverable from the customer.

The Company also earned $17.7 million under its lightering support operations (see note 7) and amortized $4.8 million of its in-process revenue contracts which is included in other revenues on the consolidated statements of income (loss) (see note 9).

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

24.	Acquisition of SPT

On July 31, 2015, the Company acquired SPT from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for a cash purchase price of $47.3 million (including $1.8 million for working capital). To finance this acquisition, Teekay subscribed for approximately 6.5 million shares of the Company’s Class B common stock at a subscription price of approximately $6.99 per share. SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy, terminal management and project development services. This acquisition establishes the Company as a leading global company in the ship-to-ship transfer business, which is expected to increase the Company’s fee-based revenue and its overall fleet utilization. SPT owns and operates a fleet of six ship-to-ship support vessels.

The acquisition of SPT was accounted for using the acquisition method of accounting, based upon preliminary estimates of fair value.

The following table summarizes the preliminary estimates of fair values of the SPT assets acquired and liabilities assumed by the Company on the acquisition date. The Company is continuing to obtain information to finalize the estimated fair value of the SPT assets acquired and liabilities assumed and expects to complete this process as soon as practicable, but no later than one year from the acquisition date.

As at
July 31, 2015
$
ASSETS
Cash, cash equivalents and short-term restricted cash	1,292
Accounts receivable	10,332
Prepaid expenses and other current assets	3,763
Vessels and equipment	6,475
Other assets	143
Intangible assets subject to amortization Customer relationships (1)	30,879

Total assets acquired	52,884

Accounts payable	(3,650)
Accrued liabilities	(3,276)

Total Liabilities assumed	(6,926)

Net assets acquired (2)	45,958

(1)

The customer relationships are being amortized over 10 years. Aggregate amortization expense of intangible assets for the year ended December 31, 2015 was $2.0 million (excluding the retroactive adjustment described in note 2 below), which is included in depreciation and amortization. Amortization of intangible assets for the five fiscal years subsequent to 2015 is expected to be $3.1 million (2016), $3.1 million (2017), $3.1 million (2018), $3.1 million (2019), $3.1 million (2020) and $14.1 million (thereafter). As at December 31, 2015, the gross carrying amount, accumulated amortization and net carrying amount were $30.9 million, $1.3 million and $29.6 million, respectively.

(2)

Prior to the SPT acquisition date, SPT had in-chartered the SPT Explorer from Teekay, which was acquired by the Company in December 2015. Retroactively adjusting the Company’s consolidated financial statements for the acquisition of the SPT Explorer has resulted in $1.4 million of the SPT acquisition purchase price being characterized as the settlement of a pre-existing relationship. Such amount has been accounted for as a reduction to revenue on the SPT acquisition date.

Operating results of SPT are reflected in the Company’s consolidated financial statements commencing July 31, 2015, the effective date of acquisition. For the year ended December 31, 2015, the Company recognized $33.1 million of revenues and net income of $0.3 million resulting from this acquisition. The following table provides comparative summarized consolidated pro forma financial information for the Company for the years ended December 31, 2015 and 2014, giving effect to the Company’s acquisition of SPT as if it had taken place on January 1, 2014:

	Unaudited	Unaudited
	Pro Forma	Pro Forma
	Year ended	Year ended
	December 31, 2015	December 31, 2014
Revenues	549,893	304,523
Net Income	174,275	53,269
Earnings per common share:
Basic	1.30	0.58
Diluted	1.30	0.57

TEEKAY TANKERS LTD. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

25.	Subsequent Events

a.)

In February 2016, the Company’s subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of four firm shipbuilding contracts. As a result, the Company’s subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. The Company and its subsidiaries are pursuing other routes to enforce the awards against STX. Additionally, the cash deposit of $0.6 million which was previously held in escrow has been refunded to the Company. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection. The trial in the English High Court in respect of the Option Agreement will commence on April 11, 2016. Please read Item 18 - Financial Statements: Note 22 – Shipbuilding Contracts.

b.)

In January 2016, the Company entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay the Company’s two bridge loan facilities, which matured in late January 2016, and the Company’s main corporate revolving credit facility, which was scheduled to mature in 2017.

In February 2016, in connection with the new long-term debt facility, the Company entered into a total of nine new interest rate swaps, of which, four and five of the interest rate swaps are scheduled to terminate in December 2020 and January 2021, respectively. Four of the interest rate swaps each have a notional amount of $50.0 million with a fixed-rate of 1.462% and are scheduled to commence in October 2016. The remaining five interest rate swaps commenced in the first quarter of 2016, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps each have a notional amount of $25.0 million, with fixed-rates of 1.549%, 1.155% and 1.549%, respectively.