Form 20-F
period 2016-12-31
TEEKAY TANKERS LTD.
filed 2017-04-26
CIK 1419945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________________________
FORM 20-F
_________________________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2016
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
For the transition period from                      to
Commission file number 1-33867
_________________________________________________________
TEEKAY TANKERS LTD.
(Exact name of Registrant as specified in its charter)
_________________________________________________________
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
None
_________________________________________________________
Indicate the number of outstanding shares of each issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
136,071,379 shares of Class A common stock, par value of $0.01 per share.
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
Yes  ☒            No   ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer," "accelerated filer,” and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):
Large Accelerated Filer  ☐            Accelerated Filer  ☒            Non-Accelerated Filer  ☐ Emerging growth company  ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
Yes   ☐            No  ☒

TEEKAY TANKERS LTD.
INDEX TO REPORT ON FORM 20-F

Item 18.	Financial Statements	81
Item 19.	Exhibits	82
Signature		84

PART I
This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.
Unless otherwise indicated, references in this Annual Report to “Teekay Tankers Ltd., the "Company", "we”, "us" and "our" and similar terms refer to Teekay Tankers Ltd. and/or one or more of its subsidiaries, except that those terms, when used in this Annual Report in connection with the common stock described herein, shall mean specifically Teekay Tankers Ltd. References in this Annual Report to “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•
our future financial condition, results of operations and future revenues, expenses and capital expenditures, and our expected financial flexibility and ability to fund capital expenditures and pursue acquisitions and other expansion opportunities;

•	our dividend policy and ability to pay dividends on shares of our common stock;

•
the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, changes in the world tanker fleet, changes in global oil demand and crude oil tanker demand, the rate of global oil production, and changes in long-haul crude tanker movements, tanker fleet utilization and spot tanker rates;

•	changes in the production of or demand for oil or refined products;

•
changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of tanker newbuilding orders and deliveries and greater or less than anticipated rates of tanker scrapping or use of tankers for floating storage;

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

•
the expected benefits of our acquisition in 2015 of the ship-to-ship transfer business, including the ability of the acquired business to provide stable cash flow to help us partially manage the cyclicality of the tanker market, and our ability to leverage this acquisition to grow our presence in, and take advantage of the expected increased volumes moving in and out of, the U.S. Gulf, and to increase our market share in the ship-to-ship global supports business;

•	our expectation regarding the U.S. Gulf lightering trade and the impact on this trade from the lifted ban on U.S. crude oil exports;

•
our expectation that our U.S. Gulf lightering business will complement our spot trading strategy in the Caribbean to the U.S. Gulf market, allowing Teekay to better optimize the deployment of the fleet that we trade in this region through better scheduling flexibility and utilization;

•	our ability to execute our ship-to-ship support services strategy by accessing opportunities created by oil market arbitrages and oil traders optimizing their USD ton/mile on cargoes;

•	our ability to execute our lightering strategy by leveraging our existing fleet and acumen to provide a full service lightering business model to customers;

•	the impact of alternative methods of delivering crude oil on our lightering business;

•	the ability to maximize the use of vessels, including the redeployment of vessels no longer under time charters;

•	our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;

•	operating expenses, availability of crew, number of off-hire days, dry-docking requirements and insurance costs;

•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business;

•	the anticipated impact on us and the shipping industry, and timing of regulatory changes or environmental liabilities;

•	expenses under service agreements with other affiliates of Teekay Corporation;

•	the anticipated taxation of our company and of distributions to our shareholders;

•	our expectations as to any impairment of our vessels;

•	construction and delivery delays in the tanker industry generally;

•	customers’ increasing emphasis on environmental and safety concerns;

•
meeting our going concern requirements and our liquidity needs, including anticipated funds and sources of financing for liquidity and capital expenditure needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least a one-year period;

•	our ability to refinance existing debt obligations, to raise additional debt and capital to fund capital expenditures and negotiate extensions or redeployments of existing assets;

•	the future valuation or impairment of goodwill;

•	our use of interest rate swaps to reduce interest rate exposure;

•	the expected effect of off-balance sheet arrangements;

•	our hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of counterparties to our derivative contracts to fulfill their contractual obligations;

•	the delivery timing of new charter-in vessels;

•	our expectations regarding payments made on behalf of our co-obligors in connection with the loan arrangements in which certain other subsidiaries of Teekay Corporation are also borrowers;

•	our position that we are not a passive foreign investment company;

•	our business strategy and other plans and objectives for future operations;

•	our ability to enforce our arbitration award against STX Offshore & Shipbuilding Co. Ltd.; and

•	continued material variations in the period-to-period fair value of our derivative instruments.

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
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay Tankers Ltd. and its subsidiaries for fiscal years 2012 through 2016, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, Item 5 – Operating and Financial Review and Prospects included herein, and the historical financial statements and accompanying notes and the Report of Independent Registered Public Accounting Firm thereon (which is included herein), with respect to the fiscal years 2016, 2015 and 2014.

From time to time we have purchased vessels from Teekay Corporation (or Teekay) and from Teekay Offshore Partners L.P. (or TOO), an entity controlled by Teekay. During the fiscal years 2012 through 2016, we acquired from Teekay and TOO a total of 15 conventional oil and product tankers of varying sizes. These acquisitions were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interest method whereby our consolidated financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels.

The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay and had begun operations. As a result, our consolidated statements of income (loss) for the years ended December 31, 2015, 2014, 2013, and 2012 reflect the results of operations of these vessels, referred to herein as the "Entities under Common Control," as if we had acquired them when each respective vessel began operations under the ownership of Teekay. Please refer to Item 5 – Operating and Financial Review and Prospects: Items You Should Consider When Evaluating Our Results of Operations and Item 18 – Financial Statements: Note 3 – Acquisition of Entities under Common Control.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2016	2015	2014	2013	2012
	(in thousands, except share, per share, and fleet data)
Income Statement Data:
Revenues	$526,896	$514,193	$250,002	$180,015	$207,384
Voyage expenses (1)	(55,241)	(19,816)	(11,223)	(8,337)	(4,618)
Vessel operating expenses (2)	(182,598)	(137,164)	(98,403)	(91,667)	(96,166)
Time-charter hire expense (3)	(59,647)	(74,898)	(22,160)	(6,174)	(3,950)
Depreciation and amortization	(104,149)	(73,760)	(53,292)	(50,973)	(75,492)
General and administrative expenses (2)	(18,211)	(17,354)	(12,821)	(13,522)	(8,857)
(Loss) gain on sale of vessels	(20,594)	771	9,955	(71)	—
Asset impairments	—	—	—	—	(352,546)
Restructuring charges	—	(4,772)	—	—	—
Income (loss) from operations	86,456	187,200	62,058	9,271	(334,245)
Interest expense	(29,784)	(17,389)	(9,128)	(10,454)	(20,677)
Interest income	117	107	287	158	50
Realized and unrealized loss on derivative instruments	(964)	(1,597)	(1,712)	(1,524)	(7,963)
Equity income (loss)	13,101	14,411	5,228	854	(1)
Other (expense) income	(6,071)	(3,097)	3,805	(1,014)	(2,064)
Net income (loss)	$62,855	$179,635	$60,538	($2,709)	($364,900)
Earnings (loss) per share (4)
- Basic	$0.40	$1.36	$0.67	($0.10)	($4.54)
- Diluted	$0.40	$1.35	$0.66	($0.10)	($4.54)
Balance Sheet Data (at end of year):
Cash and cash equivalents	68,108	96,417	162,797	25,646	26,341
Investment in term loans and interest receivable on term loans	—	—	—	136,061	119,385
Vessels and equipment (5)	1,605,372	1,767,925	897,237	931,374	961,198
Total assets	1,932,425	2,169,476	1,241,172	1,168,023	1,178,293
Total debt (6)	953,928	1,191,235	718,960	810,217	799,300
Common stock and additional paid in capital	1,103,304	1,094,874	802,650	673,217	672,560
Total equity	920,624	877,461	478,278	300,831	314,730
Cash Flow Data:
Cash and cash equivalents provided by (used in):
Operating cash flows	209,976	166,789	20,940	14,753	35,165
Financing cash flows	(275,109)	648,800	6,405	(9,648)	(21,528)
Investing cash flows	36,824	(881,969)	109,806	(5,800)	(5,862)
Number of outstanding shares of common stock at the end of the year	159,304,136	156,030,618	112,064,036	83,591,030	83,591,030
Other Financial Data:
Net revenues (7)	471,655	494,377	238,779	171,678	202,766
EBITDA (8)	196,671	270,677	122,671	58,560	(268,781)
Adjusted EBITDA (8)	229,319	279,076	113,819	62,039	91,728
Capital expenditures
Expenditures for vessels and equipment	(9,226)	(848,229)	(2,084)	(1,904)	(2,518)
Expenditures for dry docking	(9,340)	(39,617)	(17,072)	(19,245)	(7,003)
Fleet Data:
Average number of tankers (9)
Suezmax	22.0	13.4	10.0	10.0	10.0
Aframax	21.8	22.0	15.4	14.6	15.0
Product	9.2	12.2	7.6	6.0	6.0
VLCC	0.5	0.5	0.8	0.5	—

(1)
Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses also include certain costs associated with full service lightering activities which include: short-term in-charter expenses, bunker fuel expenses and other port expenses.

(2)
Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils, and communication expenses among others. In order to more closely align our presentation to that of many of our peers, the cost of ship management activities of $13.9 million, $8.4 million, $6.0 million, and $5.6 million, for the years ended December 31, 2016, 2015, 2014 and 2013, respectively, has been presented in vessel operating expenses. Prior to 2013, we included these amounts in general and administrative expenses. All such costs incurred in comparative periods have been reclassified from general and administrative expenses to vessel operating expenses. The amounts reclassified for the year ended December 31, 2012 was $7.0 million.

(3)	Time-charter hire expense includes vessel operating lease expense incurred to charter-in vessels.

(4)
Earnings (loss) per share is determined by dividing (a) net income (loss) after adding (deducting) the amount of net income (loss) attributable to the Entities under Common Control by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises.

(5)	Vessels and equipment consists of (a) vessels, at cost less accumulated depreciation, and (b) advances on any newbuildings.

(6)	Total debt includes the current and long-term portion of debt, and amounts due to affiliates.

(7)
Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters the charterer pays the voyage expenses, whereas under voyage charters the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with revenues:

	Years Ended December 31,
	2016	2015	2014	2013	2012
Revenues	$526,896	$514,193	$240,884	$172,338	$195,885
Interest income from investment in term loans	—	—	9,118	7,677	11,499
Voyage expenses	(55,241)	(19,816)	(11,223)	(8,337)	(4,618)
Net revenues	$471,655	$494,377	$238,779	$171,678	$202,766

(8)
EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before (loss) gain on sale of vessels, asset impairments, realized losses on interest rate swaps, unrealized gains on derivative instruments, dilution gain on share issuance by the equity accounted investment and share of the above items in non-consolidated equity accounted investments. Both measures are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below:

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

Neither EBITDA nor Adjusted EBITDA should be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income (loss), the most directly comparable GAAP financial measure, and our historical consolidated Adjusted EBITDA to net operating cash flow, the most directly comparable GAAP financial measure.

	Years Ended December 31,
	2016	2015	2014	2013	2012
Reconciliation of “Adjusted EBITDA” to “Net income (loss)”
Net income (loss)	$62,855	$179,635	$60,538	$(2,709)	$(364,900)
Depreciation and amortization	104,149	73,760	53,292	50,973	75,492
Interest expense, net of interest income	29,667	17,282	8,841	10,296	20,627
EBITDA	$196,671	$270,677	$122,671	$58,560	$(268,781)
Loss (gain) on sale of vessels	20,594	(771)	(9,955)	71	—
Asset impairments	—	—	—	—	352,546
Realized loss on interest rate swaps	12,797	9,790	9,993	9,887	9,543
Unrealized gain on derivative instruments	(9,679)	(8,193)	(8,281)	(8,363)	(1,580)
Fair value on initial recognition of stock purchase warrant	—	—	(3,420)	—	—
Dilution gain on equity accounted investment	—	—	(2,054)	—	—
Adjustments related to equity accounted investments (i)	8,936	7,573	4,865	1,884	—
Adjusted EBITDA	$229,319	$279,076	$113,819	$62,039	$91,728

	Years Ended December 31,
	2016	2015	2014	2013	2012
Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”
Net operating cash flow	$209,976	$166,789	$20,940	$14,753	$35,165
Interest expense, net of interest income	29,667	17,282	8,841	10,296	20,627
Expenditures for dry docking	8,608	39,617	17,072	19,245	7,003
Realized loss on interest rate swaps	12,797	9,790	9,993	9,887	9,543
Change in working capital	(44,496)	25,880	50,904	6,633	20,609
Other cash flows, net	3,831	12,145	6,678	(659)	(1,219)
Fair value on initial recognition of stock purchase warrant	—	—	(3,420)	—	—
Dilution gain on equity accounted investment	—	—	(2,054)	—	—
Adjustments related to equity accounted investments (i)	8,936	7,573	4,865	1,884	—
Adjusted EBITDA	$229,319	$279,076	$113,819	$62,039	$91,728

(i)
The following table reflects certain non-GAAP adjustments to the results of our equity accounted investments. The adjusted results should not be considered as an alternative to any measure of financial performance or liquidity presented in accordance with GAAP. Adjustments to equity investments include some, but not all, items that affect equity income and these measures and adjustments may vary among other companies, and may not be comparable to adjustments to similarly titled measures of other companies. When using Adjusted EBITDA as a measure of liquidity it should be noted that this measure includes the Adjusted EBITDA from our equity accounted for investments. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our equity accounted for investments. Consequently, the cash flow generated by our equity accounted for investments may not be available for use by us in the period generated.

Adjustments relating to equity income from our equity accounted investments are as follows:

	Years Ended December 31,
	2016	2015	2014	2013	2012

Depreciation and amortization	5,926	4,535	2,947	1,136	—
Interest expense, net of interest income	2,870	2,769	1,427	444	—
Realized and unrealized loss on derivative instruments	115	344	416	341	—
Foreign exchange loss (gain)	25	(75)	226	—	—
Other	—	—	(151)	(37)	—
Adjustments related to equity accounted investments	$8,936	$7,573	$4,865	$1,884	$—

(9)
Average number of tankers consists of the average number of vessels that were in our possession during a period, including time-chartered in vessels, the vessel owned by the High-Q joint venture and vessels of the Entities under Common Control.

Risk Factors
Some of the following risks relate principally to the industries in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common stock. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay dividends on, and the trading price of our common stock.
Our ability to repay or refinance debt obligations and to fund our capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are able to finance these obligations and expenditures with cash from operations or by issuing debt or common shares, our ability to make cash dividends may be diminished or our financial leverage may increase or our shareholders may be diluted. Our business may be adversely affected if we need to access other sources of funding.
To fund our existing and future debt obligations and capital expenditures, we may be required to use existing liquidity, cash from operations, incur borrowings, raise capital through the sale of assets or ownership interests in certain assets or joint venture entities, debt or additional equity securities and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.

If we are unable to access additional financing arrangements and generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•	restructuring our debt;

•	seeking additional debt or equity capital;

•	selling additional assets or equity interests in certain assets or joint ventures;

•	further reducing cash distributions;

•	reducing, delaying or cancelling business activities, acquisitions, investments or capital expenditures; or

•	seeking bankruptcy protection.
Such measures might not be successful, and additional debt or equity capital may not be available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of such measures may adversely affect our business and reputation. In addition, credit agreements may restrict our ability to implement some of these measures.
Use of cash from operations for capital purposes will reduce cash available for dividends to shareholders. The ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions in general. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash dividends to shareholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution and would increase the aggregate amount of cash required to maintain quarterly dividends. The sale of certain assets would reduce cash from operations and the cash available for shareholders.
Our primary liquidity needs in the next few years are to refinance loans as they mature and to make scheduled repayments of debt, in addition to paying debt service costs, quarterly dividends on equity, operating expenses and dry docking expenditures and funding general working capital requirements. We anticipate that our primary sources of funds in the next few years will be existing liquidity, cash flows from operations, bank debt or other sources of financing and equity issuances.
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
Global crude oil prices have significantly declined since mid-2014. A continuation of lower oil prices or a further decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to pay dividends, as a result of, among other things:

•
a reduction in exploration for or development of new oil fields or energy projects, or the delay or cancellation of existing projects as energy companies lower their capital expenditures budgets, which may reduce our growth opportunities;

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
During 2016 and 2015, we derived approximately 78.2% and 84.6%, respectively, of our net revenues from vessels operating in the spot tanker market, either directly or by means of participation in pooling agreements (which includes vessels operating under full service lightering contracts and charters with an initial term of less than one year). Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

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
The operation of a significant number of our tankers in the pooling arrangements could limit our earnings.
As of December 31, 2016, 14 of our Suezmax tankers, three of our owned and four of our time-chartered in Aframax tankers, and five of our owned Long Range 2 (or LR2) product tankers operated in, and generated revenues to us through participation in, a Suezmax tanker pooling arrangement (the Teekay Suezmax Pool), two Aframax tanker revenue sharing arrangements (the Teekay Aframax Pools), and an LR2 product tanker pooling arrangement (the Taurus Tankers LR2 Pool), respectively. The Teekay Suezmax Pool, Teekay Aframax Pools and Taurus Tankers LR2 Pool are each managed by Teekay Tanker Operations Ltd. (or TTOL), in which Teekay Corporation and we each have a 50% interest. Pooling arrangements are designed to spread the costs and risks associated with commercial management of vessels and to share the net revenues earned by all of the vessels in the pool. Although the net revenues are apportioned based on the actual earning days each vessel is available and the relative performance capabilities of each vessel, a pool may include vessels that do not perform as well in actual operation as our vessels. As a result, our share of the net pool revenues may be less than what we could earn operating our vessels independently. Certain vessels of Tanker Investments Ltd. (TIL), in which we have an ownership interest, also participate in some of these pooling arrangements.
The removal of any vessels from the pooling arrangements in which we participate may adversely affect our operating results.
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
As of December 31, 2016, a total of 13 of our tankers, one time-chartered in vessel and one jointly-owned vessel operated under fixed-rate time-charter contracts, seven of which are scheduled to expire in 2017, seven in 2018, and one in 2019, respectively. If upon their scheduled expiration or any early termination we are unable to renew or replace fixed-rate charters on favorable terms, if at all, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.
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
Our tankers operate in markets that have historically exhibited seasonal variations in tanker demand and, therefore, in spot-charter rates. This seasonality may result in quarter-to-quarter volatility in our results of operations. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by the tankers in our fleet have historically been weaker during our fiscal quarters ended June 30 and September 30, and stronger in our fiscal quarters ended December 31 and March 31.
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
Our primary economic environment is the international shipping market, which utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our expenses are in U.S. Dollars. However, we incur certain voyage expenses, vessel operating expenses, and general and administrative expenses in foreign currencies, the most significant of which are the Euro, Singapore Dollar, Canadian Dollar and British Pound. This partial mismatch in revenues and expenses could lead to fluctuations in our net income due to changes in the value of the U.S. Dollar relative to other currencies.
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

To the extent we acquire existing vessels, they typically do not carry warranties as to their condition, unlike newbuilding vessels. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows and liquidity, and harm our financial condition and performance.

Our entry into the business of providing ship-to-ship lightering services and LNG terminal management and consultancy services may be unsuccessful.

In July 2015, we acquired ship-to-ship transfer business from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE. The acquired business provides ship-to-ship transfer services in the oil, gas and dry bulk industries, as well as LNG terminal management and consultancy services. We have no or limited prior experience in these businesses and competitors may have greater experience and resources than do we or Teekay Corporation. The markets for ship-to-ship transfer business and these consultancy services may have different competitive dynamics than our existing business, and customers may not engage us to provide these new services. As a result, our entry into these new markets may not be successful.
Over time, the value of our vessels may decline, which could adversely affect our ability to obtain financing or our operating results.
Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If the operation of a tanker is not profitable, or if we cannot re-deploy a chartered tanker at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. As of December 31, 2016, two of our credit facilities contain loan-to-value financial covenants tied to the value of the vessels that collateralize these credit facilities. A significant decline in the market value of these tankers may require us to pledge additional collateral to avoid a default under these credit facilities. We are required to maintain vessel value to outstanding loan principal balance ratios ranging from 105%-125%. At December 31, 2016, we were in compliance with these requirements.

In addition, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our consolidated financial statements, we may need to recognize a significant charge against our earnings. Vessel values had declined significantly in prior years, which contributed to significant vessel and goodwill impairment charges against our earnings in 2012.

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
We will be required to make substantial capital expenditures to increase the size of our fleet. We intend to expand our fleet by acquiring tankers primarily from third parties. Our acquisitions may also include newbuildings. We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically pay 10% to 20% of the purchase price of a tanker upon signing the purchase contract, even though delivery of the completed vessel does not occur until much later (approximately two to three years from the order). To fund expansion capital expenditures, we may be required to use cash balances or cash from operations, incur borrowings or raise capital through the incurrence of debt or issuance of additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in obtaining the necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. In addition, issuing additional equity securities may result in significant shareholder ownership dilution and would increase the aggregate amount of cash required to pay quarterly dividends.
An increase in operating costs could adversely affect our cash flows and financial condition.
We have entered into a long-term management agreement (or the Management Agreement) with Teekay Tankers Management Services Ltd. (our Manager), a subsidiary of Teekay Corporation. Under the Management Agreement, we must reimburse our Manager for vessel operating expenses (including crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses). These expenses depend upon a variety of factors, many of which are beyond our or our Manager’s control. Some of these costs, primarily relating to insurance, commodities, crew compensation and enhanced security measures, have been increasing and may increase in the future. Increases in any of these costs would decrease our earnings and adversely affect our cash flows and financial condition.
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
As of December 31, 2016, our long-term debt was approximately $933.0 million and an additional $34.3 million was available to us under our revolving credit facilities. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facilities. Our level of debt could have important consequences to us, including the following:

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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent piracy risk in the Straits of Malacca and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which may be incurred to the extent we employ on-board security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.
Because our operations and the operations of our customers are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to make cash distributions. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries to which we trade may limit trading activities with those countries, which could also harm our business and ability to make cash distributions. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flows and financial results.

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
Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, and the cost of attracting and retaining such personnel may increase.
Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. The shipping industry continues to forecast a shortfall in qualified personnel, and crew or other compensation may increase in the future. If crew costs increase and we are not able to increase our rates to compensate for any such increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees could impair our ability to manage, maintain and grow our business.
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
If Gross Cash Available for Distribution (as defined in the Management Agreement) for a given fiscal year exceeds $3.20 per share of our common stock (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the year) (or the Incentive Threshold), our Manager generally will be entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Although the performance fee is payable on an annual basis, we accrue any amounts expected to be payable in respect of the performance fee on a quarterly basis. Gross Cash Available for Distribution generally represents the distributable cash flows that we generate from operations.
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
Conflicts of interest may arise between Teekay Corporation, our Manager and their affiliates, on the one hand, and us and our shareholders, on the other hand. As a result of these conflicts, Teekay Corporation or our Manager may favor their own interests and the interests of their affiliates over our interests and those of our shareholders. These conflicts include, among others, the following situations:

•
our Chief Executive Officer and Chief Financial Officer and three of our directors also serve as executive officers or directors of Teekay Corporation and/or our Manager, and we have limited their fiduciary duties regarding corporate opportunities that may be attractive to both Teekay Corporation and us;

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
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chief Executive Officer and our Chief Financial Officer and three of our directors also serve as executive officers of Teekay Corporation and/or executive officers of our Manager, and as a result, have fiduciary duties to manage the business of Teekay Corporation and its affiliates in a manner beneficial to such entities and their shareholders or partners, as the case may be. Consequently, these officers and director may encounter situations in which their fiduciary obligations to Teekay Corporation or our Manager or their affiliates, on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders.
Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports, which may limit our earnings in this market.
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
Lightering is subject to specific risks arising from the process of safely bringing two large moving tankers next to each other and mooring them for lightering operations, in which oil, refined petroleum products or other cargoes are transferred from one ship to the other. These operations require a high degree of expertise and present a higher risk of collision or spill compared to when docking a vessel or transferring cargo at port. Lightering operations, similar to marine transportation in general, are also subject to risks due to events such as mechanical failures, human error, and weather conditions.
Tax Risks
In addition to the following risk factors, you should read Item 4E - Taxation of the Company, Item 10 - Additional Information—Material U.S. Federal Income Tax Considerations and Item 10 - Additional Information—Non-United States Tax Considerations for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our Class A common stock.
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

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Item 10 – Additional Information – Material U.S. Federal Income Tax Considerations”) held our stock, such U.S. Holder would face adverse tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read Item 10 - Additional Information-Material U.S. Federal Income Tax Considerations-United States Federal Income Taxation of U.S. Holders-Consequences of Possible PFIC Classification.
We may be subject to taxes, which could affect our operating results.
We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized own assets or have operations, which reduces our operating results. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing our operating results. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, if Teekay Tankers Ltd. was not able to satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code, our U.S. source income would become subject to taxation under Section 887 of the Code. The amount of such tax would depend upon the amount of income we earn from voyages into or out of the United States, which is not within our complete control. Also, jurisdictions in which we or our subsidiaries are organized, own assets or have operations may change their tax laws, or we may enter into new business transactions relating to such jurisdictions, which could result in increased tax liability and reduce our operating results. Please read Item 4 - Information on the Company—Taxation of the Company.

Item 4.	Information on the Company

A.	History and Development of the Company
Teekay Tankers Ltd. (“we,” “us,” or “the Company”) is an international provider of marine transportation to global oil industries. We were formed as a Marshall Islands corporation in October 2007 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries. We completed our initial public offering on December 18, 2007 with an initial fleet of nine Aframax oil tankers which were transferred to us by Teekay Corporation.

Our conventional fleet size has increased from nine owned Aframax tankers in 2007 to 43 owned conventional tankers, seven in-chartered vessels and one jointly-owned Very Large Crude Carrier (or VLCC) as of December 31, 2016. The capacity of our conventional tanker fleet has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 6,890,000 dwt as of December 31, 2016. Over the last five years, we have acquired a total of 13 conventional tankers from Teekay Corporation, 17 conventional tankers from external parties and two conventional tankers from TOO. In March 2014, we also assumed ownership of two VLCCs that previously served as collateral under term loans we made to a third party. We subsequently sold those two VLCCs in May 2014. Please read Item 18 – Financial Statements: Note 6 – Investment in Term Loans. We also sold two MR tankers in 2016 and one MR tanker in 2015. Please read Item  18 – Financial Statements: Note 21 - Vessel Sales and Vessel Acquisitions.

In July 2015 we acquired the ship-to-ship transfer business (or TMS, previously referred to as SPT) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE. TMS provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, TMS also provides consultancy and LNG terminal management services. This acquisition established us as a global company in the ship-to-ship transfer business. As of December 31, 2016, TMS operated a fleet of seven ship-to-ship support vessels, including four owned and three chartered-in vessels.

From time to time, we also charter-in vessels, typically from third parties as part of our chartering strategy. Please read “Business Strategies” below in this Item. Most of our acquisitions were financed by a combination of utilizing the net proceeds from public equity offerings or private placements, as well as the assumption of existing debt, drawing on our revolving credit facility, and using our available working capital.

We are incorporated under the laws of the Republic of The Marshall Islands as Teekay Tankers Ltd. and maintain our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.

B.	Business Overview
Our primary business is to own oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. During 2015, we expanded our service offerings to our customers through the purchase of a ship-to-ship transfer business that provides full service lightering as well as lightering support services and consultancy and LNG terminal management services. This acquisition, which is adjacent to our core competencies, along with our existing conventional tanker commercial management and technical management operations, is expected to improve our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these business areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control.

Teekay Corporation, which formed us in 2007, is a leading provider of marine services to the global oil and natural gas industries, and together with its subsidiaries, is one of the world’s largest operator of medium-sized oil tankers. We believe we benefit from Teekay Corporation’s expertise, relationships and reputation as we operate our fleet and pursue growth opportunities. We have acquired the majority of our current operating fleet from Teekay Corporation at various times since our inception and we anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties, and additional tankers that Teekay Corporation and its subsidiaries may offer to us from time to time. These tankers may include crude oil and product tankers.

Commencing in December 2015, we adopted a dividend policy under which quarterly dividends are to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. Prior to this change, our dividend policy was to distribute to our shareholders a fixed quarterly dividend of $0.03 per share ($0.12 per share annually). Our dividend policy is reviewed by our Board of Directors from time to time. Prior to the first quarter of 2013, we distributed to our shareholders on a quarterly basis, all of our Cash Available for Distribution, subject to any reserves our Board of Directors determined to be required for prudent conduct of our business. For additional information about our dividend policy, please read Item 8 – Financial Information: Dividend Policy.

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

We employ our chartering strategy based on the outlook of our Manager for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2016, we owned 43 conventional tankers, in-chartered seven conventional and three ship-to-ship support vessels, owned four ship-to-ship support vessels and owned a 50% interest in a VLCC through a joint venture. Please refer to the “Our Fleet” table below. We employ our vessels on fixed rate time-charter out contracts and in various pooling arrangements, the majority of which are managed by wholly or partially owned subsidiaries of Teekay Corporation which employ vessels on the spot market. By employing some of our vessels in these pooling arrangements with Teekay Corporation, we believe we benefit from Teekay Corporation’s expertise in commercial management of oil tankers and economies of scale of a larger fleet, including higher vessel utilization and daily revenues. We also believe that these pooling arrangements limit Teekay Corporation’s ability to compete with us in the spot market.

Our Fleet
The following table summarizes our fleet as at December 31, 2016:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	5	—	5
Aframax Tankers	6	—	6
Long Range 2 Product Tankers	2	1	3
VLCC Tankers (1)	1	—	1
Total Fixed-Rate Fleet (2)	14	1	15
Spot-rate:
Suezmax Tankers	17	—	17
Aframax Tankers	8	6	14
Long Range 2 Product Tankers	5	—	5
Total Spot Fleet (3)	30	6	36
Ship-to-Ship Support Vessels	4	3	7
Total Teekay Tankers Fleet	48	10	58

(1)
A VLCC that we own through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to Note 8 - Investments in and advances to Equity Accounted Investments, included in Item 18 – Financial Statements in this Annual Report).

(2)	The number of time-charter out contracts scheduled to expire include seven in 2017, seven in 2018 (including one jointly owned VLCC time-charter out contract) and one in 2019.

(3)
As at December 31, 2016, the four pooling arrangements in which we participate, and including vessels owned by other pool members, were comprised of a total of 29 Suezmax tankers, 32 modern Aframax tankers, 3 Aframax tankers over 15-year-old, and 11 LR2 product tankers.

The following table provides additional information about our owned Suezmax-class oil tankers as of December 31, 2016, of which 20 are Bahamian flagged and two are Malta flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Ashkini Spirit	165,200	2003	Pool	—	—
Athens Spirit	158,500	2012	Pool	—	—
Atlanta Spirit (1)	158,700	2011	Spot	—	—
Barcelona Spirit	158,500	2011	Pool	—	—
Beijing Spirit	156,500	2010	Pool	—	—
Ganges Spirit (2)	159,500	2002	Spot	—	—
Godavari Spirit	159,100	2004	Time charter	$32,906	Aug-17
Iskmati Spirit	165,300	2003	Pool	—	—
Kaveri Spirit	159,100	2004	Pool	—	—
London Spirit	158,500	2011	Pool	—	—
Los Angeles Spirit	159,200	2007	Time charter	$22,500	Dec-17
Montreal Spirit (3)	150,000	2006	Pool	—	—
Moscow Spirit	156,500	2010	Pool	—	—
Narmada Spirit	159,200	2003	Pool	—	—
Pinnacle Spirit	160,400	2008	Pool	—	—
Rio Spirit	158,400	2013	Pool	—	—
Seoul Spirit	160,000	2005	Pool	—	—
Summit Spirit	160,500	2008	Time Charter	$26,200	Aug-18
Sydney Spirit	158,500	2012	Pool	—	—
Tokyo Spirit (4)	150,000	2006	Time charter	$18,066	Mar-17
Yamuna Spirit (5)	159,400	2002	Spot	—	—
Zenith Spirit	160,500	2009	Time charter	$32,906	Jul-17
Total Capacity	3,491,500

(1)	The Suezmax tanker Atlanta Spirit joined the Teekay Suezmax Pool in February 2017.

(2)	The Suezmax tanker Ganges Spirit was sold and delivered to its new owner in January 2017.

(3)	The Suezmax tanker Montreal Spirit entered a time-charter out contract which commenced in February 2017.

(4)	The Suezmax tanker Tokyo Spirit completed a time-charter out contract and joined the Teekay Suezmax Pool in February 2017.

(5)	The Suezmax tanker Yamuna Spirit was sold and delivered to its new owner in March 2017.

The following table provides additional information about our owned Aframax-class oil tankers as of December 31, 2016, all of which are Bahamian flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Americas Spirit	111,900	2003	Pool	—	—
Australian Spirit	111,900	2004	Time charter	$22,000	Jun-17
Axel Spirit	115,400	2004	Time charter	$18,000	Dec-17
Erik Spirit	115,500	2005	Pool	—	—
Esther Spirit	115,400	2004	Time charter	$25,000	Dec-18
Everest Spirit	115,000	2004	Time charter	$25,000	Apr-19
Explorer Spirit	105,800	2008	Spot	—	—
Helga Spirit	115,500	2005	Time charter	$24,900	Sep-18
Kanata Spirit	113,000	1999	Pool	—	—
Kareela Spirit	113,100	1999	Spot	—	—
Kyeema Spirit (1)	113,400	1999	Spot	—	—
Matterhorn Spirit	114,800	2005	Spot	—	—
Navigator Spirit	105,800	2008	Spot	—	—
Yamato Spirit	107,600	2008	Time charter	$23,000	Jun-18
Total Capacity	1,574,100

(1)	In March 2017, the Company entered into an agreement to sell the Kyeema Spirit.

The following table provides additional information about our owned LR2 product-class oil tankers as of December 31, 2016, all of which are Bahamian flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Donegal Spirit	105,600	2006	Time charter	$17,750	Oct-18
Galway Spirit	105,600	2007	Time charter	$17,000	Mar-18
Leyte Spirit	109,700	2011	Pool	—	—
Limerick Spirit	105,600	2007	Pool	—	—
Luzon Spirit	109,600	2011	Pool	—	—
Sebarok Spirit	109,600	2011	Pool	—	—
Seletar Spirit	109,000	2010	Pool	—	—
Total Capacity	754,700

The following table provides additional information about our VLCC-class oil tanker as of December 31, 2016, which is Hong Kong flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hong Kong Spirit (1)	319,000	2013	Time charter	$37,500	Jul-18

(1)	The VLCC vessel, Hong Kong Spirit, is owned through a 50/50 joint venture. The charter rate on this vessel is subject to a profit sharing amount that is being calculated every six months.

Please read Note 10 - Long-Term Debt included in Item 18 – Financial Statements included in this Annual Report for information with respect to major encumbrances against our vessels.
Business Strategies
Our primary business strategies include the following:

•
Expand our fleet through accretive acquisitions. Since our initial public offering, we have purchased 21 conventional tankers from Teekay Corporation, two conventional tankers from TOO and 17 conventional tankers from third parties. In the future, we anticipate growing our fleet primarily through acquisitions of tankers from third parties, by securing additional in-chartered vessels and by ordering newbuildings.

•
Tactically manage our mix of spot, charter, lightering, and LNG terminal management and consultancy contracts. We employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate contracts to reduce downside risks. We believe that our Manager’s experience operating through cycles in the tanker spot market will assist us in employing this strategy and seeking to maximize operating results. In addition, we expect that the July 2015 acquisition of TMS will provide stable cash flow, to partially offset volatility in the tanker market, through global ship-to-ship support services, full service lightering, and LNG terminal management and consultancy services.

•
Increase cash flow by participating in pooling arrangements. Through the participation of a significant number of our vessels in the Teekay Suezmax Pool, the Teekay Aframax Pools and the Taurus Tankers LR2 Pool, we believe that we benefit from Teekay Corporation’s reputation and the scope of Teekay Corporation’s operations. We believe that the cash flow we derive over time from operating some of our vessels in these pooling arrangements exceeds the amount we would otherwise derive by operating these vessels outside of the pooling arrangements due to higher vessel utilization and daily revenues. We also derive pool and vessel management income as a result of our August 2014 purchase of a 50% interest in TTOL, which includes Teekay Corporation’s conventional tanker commercial and technical management operations and is the owner of interests in four of the pooling arrangements. We seek to increase this fee income by increasing the number of vessels participating in the applicable pooling arrangements and receiving management services from TTOL.

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

Our Chartering Strategy and Participation in the Vessel Pooling Arrangements
Chartering Strategy. We operate our vessels in both the spot market and under time charters of varying lengths in an effort to maximize cash flow from our vessels based on our Manager’s outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2016, a total of 30 of our owned vessels and six time-chartered in vessels operated in the spot market through participation in Teekay managed pooling arrangements or on spot voyage charters. Fourteen of our owned vessels operated in the Teekay Suezmax Pool, three of our owned vessels and four time-chartered in vessel operated in the Teekay Aframax Pools while five of our owned vessels operated in the Taurus Tankers LR2 Pool. In addition, eight of our owned vessels and two time-chartered in vessels operated in the spot market on voyage charters. As of December 31, 2016, 13 of our owned vessels, one in-chartered vessel and one jointly-owned vessel operated under fixed-rate time-charter contracts. Our mix of vessels trading in the spot market, providing lightering services in the U.S. Gulf (or USG), or subject to fixed-rate time charters will change from time to time. Our Manager also may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments. Likewise, the managers of the pooling arrangements in which we participate may, with our approval, enter into fixed-rate time charters for vessels we include in those pooling arrangements, thereby decreasing spot-rate exposure without withdrawing the vessels from the pooling arrangements.
Vessel Pooling Arrangements. As of December 31, 2016, and including our owned and time-chartered in vessels, the Teekay Suezmax Pool and Teekay Aframax Pools were comprised of 29 Suezmax and 35 Aframax crude tankers, respectively, and the Taurus Tankers LR2 Pool included 11 LR2 product tankers. Under the pooling arrangements, the aggregate revenues generated by the entire applicable pools are distributed to pool members, including us, pursuant to a pre-arranged weighting system based on actual earnings days each vessel is available during the applicable period and on each vessel’s earnings capability based on its characteristics, speed and bunker consumption. The allocation for each vessel participating in the pool is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to pool participants and adjusted at standard intervals determined by each pool based on the weighting system. We have agreed with the respective pool managers and pool participants to include certain of our vessels trading on voyage charters into the pooling arrangements assuming the vessel meets the respective pooling criteria. For example, our Suezmax tankers that are operating on voyage charters with terms of less than one year are included in the Teekay Suezmax Pool. Likewise, Aframax tankers and LR2 tankers on voyage charters with terms of 90 days or less participate in the Teekay Aframax Pools and the Taurus Tankers LR2 Pool, respectively. Please read Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions—Pooling Arrangements, for additional information about the Teekay Suezmax Pool, the Teekay Aframax Pools, and the Taurus Tankers LR2 Pool.
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
Our Full Service Lightering, Ship-to-ship Support Services, and LNG Terminal Management and Consultancy Strategy
Full Service Lightering. Full service lightering (or FSL) is the process of transferring cargo between vessels of different sizes. Our lightering capability leverages access to our Aframax fleet operating in the USG and our offshore lightering support acumen to provide a full service lightering business model to customers. These customers include oil companies and trading companies that are importing or exporting crude oil in the USG to or from larger Suezmax and VLCC vessels which are port restricted due to their size. We believe that our full service lightering in the USG will provide additional base cargo volume complementary to our spot trading strategy in the Caribbean to the USG market, and allow our Manager to better optimize the deployment of the fleet that we trade in this region through better scheduling flexibility and utilization.
Ship-to-Ship Support Services and LNG Terminal Management and Consultancy Services. Ship-to-ship (or STS) support service is the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway. Demand for global ship-to-ship support services is often driven by oil market arbitrages and oil traders optimizing their USD ton/mile on cargoes. We intend to access various opportunities related to the provision of global ship-to-ship services, including blending, breaking of bulk cargo shipments, and the optimization of markets in contango which may use floating storage as a more cost-effective solution to shore tankage. LNG terminal management and consultancy services revolve around tailored service provisions focusing on areas such as LNG terminal operations and maintenance, LNG terminal development, LNG bunkering solutions, and commissioning and compatibility services. We seek to obtain more sustainable revenue through long-term, fixed-rate contracts for these services.
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

We also compete in the LR2 (80,000 to 119,999 dwt) product tanker market. Our competition in the LR2 product tanker market is affected by the availability of other size vessels that compete in the market. Long Range 1 (LR1) (60,000-79,999 dwt) size vessels can compete for many of the same charters for which our LR2 tankers compete.

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

As of December 31, 2016, other large operators of Aframax tonnage (including newbuildings on order) included Sovcomflot (approximately 42 vessels), Malaysian International Shipping Corporation (or MISC) (approximately 36 Aframax vessels), the Sigma Pool (approximately 29 vessels) and the Navig8 Pool (approximately 20 vessels). Other large operators of Suezmax tonnage (including newbuildings on order) as of such date included Nordic American Tankers (approximately 30 vessels), the Stena Sonangol Pool (approximately 22 vessels), Euronav (approximately 21 vessels), Navig8 (approximately 20 vessels), the Blue Fin Pool (approximately 16 vessels), and Sovcomflot (approximately 15 vessels).

As of December 31, 2016, we were effectively one of three active full service lightering businesses in the USG, the largest being AET Tankers (or AET) (a subsidiary company of MISC) and the smallest being OSG Lightering (a subsidiary of International Seaways Inc.). USG lightering trade has a steady foundation of demand due to ongoing imports into the United States, and has recently found support in reverse-lightering due to changes to U.S. policy which now permit U.S.-produced crude oil to be exported to global destinations. AET currently maintains the majority of lightering market share in the USG. However through our acquisition of SPT (now known as Teekay Marine Solutions or TMS), we have targeted this region in an effort to grow our presence and take advantage of the expected increased volumes moving both in and out of the USG. The USG lightering trade shows stability in the current environment where U.S. refineries appear still to be dependent on imports borne on larger VLCC and Suezmax class vessels to feed the U.S. Gulf Coast refinery requirements. We also expect USG lightering will see incremental benefits resulting from the lifted ban on US crude oil exports should that oil be transported on larger size vessels, including VLCC and Suezmax vessels targeted for Asia.

As of December 31, 2016, the largest operators of LR2 tonnage (including newbuildings on order) included Scorpio Tankers (approximately 25 vessels), the Navig8 LR2 pool (approximately 21 vessels), Torm Tankers (approximately 14 vessels), the Sigma Pool (approximately 13 vessels), and Ocean Tankers (approximately 12 vessels).

Competition in both the crude and product tanker market is primarily based on price, location (for single-voyage or short-term charters), size, age, condition and acceptability of the vessel, oil tanker shipping experience and quality of ship operations, and the size of an operating fleet, with larger fleets allowing for greater vessel substitution, availability and customer service. Aframax and Suezmax tankers are particularly well-suited for short-haul and medium-haul crude oil routes, while LR2 tankers are well-suited for long and medium-haul refined product routes.

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

Our largest competitor in the ship-to-ship global supports business and the LNG terminal management and consultancy business is Fendercare Marine. Fendercare Marine is well-established and was relatively unchallenged in what was a niche market until 2006, when SPT developed from being primarily a U.S. based supplier. Through the growth of SPT we have gained market share, and now under TMS, we look to increase our presence further through our intended business development.

Oil Tanker Demand. Demand for oil tankers is a function of several factors, including world oil demand and supply (which affect the amount of crude oil and refined products transported in tankers), and the relative locations of oil production, refining and consumption (which affects the distance over which the oil or refined products are transported).

Oil has been one of the world’s primary energy sources for a number of decades. As of January 2017, the International Energy Agency (or IEA) estimated that oil consumption will increase from 96.5 million barrels per day (or mb/d) in 2016, to 97.8 mb/d in 2017 driven by increasing consumption in non-OECD countries. A majority of known oil reserves are located in regions far from major consuming regions, which contributes positively toward demand for oil tankers.

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

Oil Tanker Supply. New Aframax, Suezmax and LR2 tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, U.S. and international regulations require the earlier phase-out of existing vessels that are not double-hulled, regardless of their expected lifespan. As of December 31, 2016, the world Aframax crude tanker fleet consisted of 627 vessels, with an additional 89 Aframax crude oil tanker newbuildings on order for delivery through 2017; the world Suezmax crude tanker fleet consisted of 468 vessels, with an additional 80 Suezmax crude oil tanker newbuildings on order for delivery through 2018; the world LR2 product tanker fleet consisted of 314 vessels, and with an additional 44 LR2 product tanker newbuildings on order through 2018. Currently, delivery of a vessel typically occurs within two to three years after ordering.

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

Teekay Corporation, through certain of its subsidiaries, provides technical management services for all of our vessels. Teekay Corporation has obtained through Det Norske Veritas Germanischer Lloyd (or DNV-GL), the Norwegian classification society, approval of its safety management system as in compliance with the International Safety Management Code (or ISM Code), and this system has been implemented for all of our vessels. As part of Teekay Corporation’s ISM Code compliance, all of the vessels’ safety management certificates are maintained through ongoing internal audits performed by Teekay Corporation’s certified internal auditors and intermediate audits performed by DNV-GL.

In addition to the mandatory internal audits conducted by the QATOs, an internal audit is conducted by the Teekay Tanker’s Health Safety, Environment and Quality (or HSEQ) team every quarter to ensure that all ship management functions are strictly adhered to.

Teekay Tankers conducts quarterly Safety Management courses for senior officers, Onboard Safety Officer courses for safety officers and Rating safety courses. These are delivered by senior managers from Teekay Tankers.

Depending on existing HSEQ trends, various campaigns are run to address the shortcomings that are identified.

Additionally, a number of other projects have been implemented, including the Navigation Safety Handbook, Significant Incident Potential (SIP), Behavioral Safety (E-colors) as well as Risk Tools handbook.

Teekay Corporation provides, through certain of its subsidiaries, expertise in various functions critical to our operations and access to human resources, financial and other administrative functions. Critical ship management functions that our Manager provides to us through its affiliates include:

•	vessel maintenance (including repairs and dry docking) and certification;

•	crewing by competent seafarers;

•	purchasing of stores, bunkers and spare parts;

•	shipyard supervision;

•	insurance; and

•	financial management services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.

All vessels are operated by us under a comprehensive and integrated Safety Management System that complies with the ISM Code, the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, and Occupational Health and Safety Assessment Series (or OHSAS) 18001 and the new Maritime Labour Convention 2006 that became enforceable on August 20, 2013. The management system is certified by DNV-GL. Although certification is valid for five years, compliance with the above mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV-GL and certain flag states.

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
Flag, Classification, Audits and Inspections
Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “classed” by one of the major classification societies and members of the International Association of Classification Societies ltd (or IACS): DNV-GL, Lloyd’s Register of Shipping or the American Bureau of Shipping.

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

Processes followed onboard are audited by either the flag state or the classification society acting on behalf of the flag state to ensure that they meet the requirements of the ISM Code. DNV-GL typically carries out this task. We also follow an internal process of internal audits undertaken annually at each office and vessel.

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We carry out regular inspections, which help us to ensure that:

•	our vessels and operations adhere to our operating standards;

•	the structural integrity of the vessel is being maintained;

•	machinery and equipment is being maintained to give reliable service;

•	we are optimizing performance in terms of speed and fuel consumption; and

•	our vessels' appearance supports our brand and meets customer expectations.

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

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and other regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the United States Coast Guard (or USCG) and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we expect to obtain safety management certificates for each newbuilding vessel upon delivery.

The IMO’s Maritime Safety Committee (or MSC) has adopted the International Code of Safety for Ships using Gases or other Low-flashpoint Fuels (the IGF Code), which is a mandatory code for ships fuelled by gases or other low-flashpoint fuels. The IGF Code, which is applicable from January 1, 2017, sets out mandatory provisions for the arrangement, installation, control and monitoring of machinery, equipment and systems using low-flashpoint fuel, in order to minimize the risk to the ship, its crew and the environment taking into account the nature of these fuels.

Annex VI to the IMO's International Convention for the Prevention of Pollution from Ships (MARPOL) (or Annex VI) sets limits on sulfur oxide and nitrogen oxide emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special “emission control areas” (or ECAs) to be established with more stringent controls on sulfur emissions.

Annex VI also provides for a three-tier reduction in nitrogen oxide (or NOx) emissions from marine diesel engines, with the final tier (‘‘Tier III’’) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA. The Tier III requirements will also apply to ECAs designated in the future by the IMO. In October 2016, the IMO’s MEPC approved the designation of the North Sea and the Baltic Sea as ECAs for NOx emissions. These two new NOx ECAs and the related amendments to Annex VI of MARPOL are expected to be formally adopted by IMO’s MEPC in 2017 and the two new ECAs are expected to enter into effect on January 1, 2021.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

The IMO's Ballast Water Management Convention has been adopted by 54 countries, the combined merchant fleets of which represent 53.30% of the gross tonnage of the world’s merchant shipping, and will enter into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. Once effective, the convention will require the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. After the first IOPP renewal survey, vessels will be required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Ships constructed after entry into force will be required to have a treatment system installed at delivery. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. To date, the USCG have issued Type Approval (or TA) for the following ballast water treatment systems (or BWTS):
•Alfa Laval;
•Ocean Saver; and
•Optimarin.
We expect the USCG will issue more TAs for BWTS in the future. Plans have been set for the decoupling of IOPP surveys with Harmonized System of Survey and Certification for vessels planning to drydock in 2018 with approval from the Flag and Classification Society. We estimate that the installation of approved BWTS may cost between $2 million and $3 million per vessel.
The IMO has also developed and adopted an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions and will be mandatory, with the safety provisions becoming part of SOLAS and the environmental provisions becoming part of MARPOL. In November 2014, the IMO’s MSC adopted the Polar Code and the related amendments to SOLAS in relation to safety, while in May 2015, the IMO’s Marine Environment Protection Committee (or MEPC) adopted the environmental provisions of the Polar Code and associated amendments to MARPOL. The Polar Code has become mandatory for new vessels built after January 1, 2017. For existing ships, this code will be applicable from the first intermediate or renewal survey beginning on or after January 1, 2018.

In addition to the requirements of major IMO shipping conventions, the exploration for and production of oil and gas within the Newfoundland & Labrador (or NL) offshore area is conducted pursuant to the Canada Newfoundland and Labrador Atlantic Accord Implementation Act (or the Accord Act) in accordance with the conditions of a license and authorization issued by the Canada-Newfoundland and Labrador Offshore Petroleum Board (or CNLOPB). Various regulations dealing with environmental, occupational health and safety, and other aspects of offshore oil and gas activities have been enacted under the Accord Act. The CNLOPB has also issued interpretive guidelines concerning compliance with the regulations, and compliance with CNLOPB guidelines may be a condition of the issuance or renewal of the license and authorizations. These regulations and guidelines require that the shuttle tankers in the NL offshore area meet stringent standards for equipment, reporting and redundancy systems, and for the training and equipping of seagoing staff. Further, licensees are required by the Accord Act to provide a benefits plan satisfactory to CNLOPB. Such plans generally require the licensee to: establish an office in NL; give NL residents first consideration for training and employment; make expenditures for research and development and education and training to be carried out in NL; and give first consideration to services provided from within NL and to goods manufactured in NL. These regulatory requirements may change as regulations and CNLOPB guidelines are amended or replaced from time to time.

MARPOL Annex I also states that oil residue may be discharged directly from the sludge tank to the shore reception facility through standard discharge connections. They may also be discharged to the incinerator or to an auxiliary boiler suitable for burning the oil by means of a dedicated discharge pump. Oil residue tanks shall have no discharge connection to the engine room bilge system, bilge tank or OWS except in the following cases:

•	the residue tank may be fitted with manually operated self-closing valves and arrangements for subsequent visual monitoring of the settled water that lead to an oily water holding tank or bilge well;

•
the sludge tank discharge piping and bilge water piping may be connected to a common line leading to the standard discharge connection; however, the interconnection of line shall not allow for the transfer of sludge to the bilge system; and

•
a screw down non-return valve in lines connecting to the standard discharge connection, provides an acceptable means for not allowing for the transfer of sludge to the bilge system. Ship operators and managers, should before the first IOPP renewal survey, ensure that such systems are compliant. In the event that modifications are required, system drawings will be subject to approval.

Annex I is applicable for existing vessels with a first renewal survey beginning on or after January 1, 2017. It is anticipated that most vessels constructed after December 31, 1991 already comply with Annex I as MARPOL has since provided a unified interpretation prohibiting interconnections between sludge and bilge systems.

MSC 91 adopted amendments to SOLAS Regulation II-2/10 to add a new paragraph 10.4 to clarify that a minimum of two-way portable radiotelephone apparatus for each fire party for firefighters' communication shall be carried on board. These radio devices shall be of explosion proof type or intrinsically safe type. All existing ships built before July 1, 2014 should comply with this requirement by the first safety equipment survey after July 1, 2018. All new vessels constructed (keel laid) on or after July 1, 2014 must comply with this requirement at the time of delivery.

As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 must comply no later than July 1, 2019.
European Union (or EU)
Like the IMO, the EU has adopted regulations phasing out single-hull tankers. All of our tankers are double-hulled. On May 17, 2011, the European commission carried out a number of unannounced inspections, at the offices of some of the world’s largest container line operators starting an antitrust investigation. We are not directly affected by this investigation and believe that we are compliant with antitrust rules. Nevertheless, it is possible that the investigation could be widened and new companies and practices could come under scrutiny within the EU.

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

Two new regulations were introduced by the European Commission in September 2010, as part of the implementation of the Port State Control Directive. These came into force on January 1, 2011 and introduced a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

The EU has, by way of Directive 2005/35/EC, which has been amended by Directive 2009/123/EC created a legal framework for imposing criminal penalties in the event of discharges of oil and other noxious substances from ships sailing in its waters, irrespective of their flag. This relates to discharges of oil or other noxious substances from vessels. Minor discharges shall not automatically be considered as offenses, except where repetition leads to deterioration in the quality of the water. The persons responsible may be subject to criminal penalties if they have acted with intent, recklessly or with serious negligence and the act of inciting, aiding and abetting a person to discharge a polluting substance may also lead to criminal penalties.

The EU has adopted a Directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted regulations requiring the use of low sulfur fuel. Since January 1, 2014, the California Air Resources Board (or CARB) has required vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California. China also established emission control areas in the Pearl River Delta, the Yangtze River Delta and the Bohai Bay rim area with restrictions, commencing on January 1, 2016, on the maximum sulfur content of the fuel to be used by vessels within those areas, which limits become progressively stricter over time. Commencing January 1, 2017, all the key ports within the three China ECAs (i.e. Tianjin, Qinhuangdao, Tangshan, Huanghua, Shenzhen, Guangzhou, Zhuhai, Shanghai, Ningbo-Zhoushan, Suzhou and Nantong) have implemented the low sulfur bunker requirements.

IMO regulations require that as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). Since January 1, 2015, the applicable sulfur content limits in the North Sea, the Baltic Sea and the English Channel ECAs have been 0.1%. Other established ECAs under Annex VI to MARPOL are the North American ECA and the United States Caribbean Sea ECA. Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition, LSMGO is more expensive than HFO and this will impact the costs of operations. However, for vessels employed on fixed term business, all fuel costs, including any increases, are borne by the charterer. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements. The global cap on the sulfur content of fuel oil is currently 3.5%, to be reduced to 0.5% by January 1, 2020. The reduced global cap of 0.5% as of January 1, 2020 was subject to a feasibility review, which was completed in 2016 and on the basis of which the IMO’s Marine Environment Protection Committee (or the MEPC) decided in October 2016 to implement the 0.5% global sulfur cap as of January 1, 2020.

The EU Ship Recycling Regulation (1257/2013) entered into force on December 30, 2013. It aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and for recycling facilities both in the EU and in other countries. Each new ship has to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’. In 2014, the Council Decision 2014/241/EU was adopted, authorizing EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Regulation is to apply not later than December 31, 2018, although certain of its provisions are to apply at different stages, with some of them being applicable from December 31, 2020. Pursuant to this Regulation, the EU Commission has recently published the first version of a

European List of approved ship recycling facilities meeting the requirements of the regulation, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the Regulation.
United States
The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, operators, and bareboat charterers, whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liabilities upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on vessels might fall within its scope.

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

OPA 90 also requires owners and operators of vessels to establish and maintain with the United States Coast Guard (or the Coast Guard) evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The Coast Guard has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the Coast Guard. Under the self-insurance provisions, the ship owners or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the Coast Guard regulations by obtaining financial guaranties from one of its subsidiaries covering our vessels. If other vessels in our fleet trade into the United States in the future, we expect to obtain guaranties from third-party insurers.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2016, depending on the vessel size. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.
Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding, but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015 the Paris Agreement (or the Paris Agreement) was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases to well below 2˚ Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.
In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016, the IMO’s MEPC adopted updated guidelines for the calculation of the EEDI. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnages and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements are expected to enter into force on March 1, 2018. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships with an initial strategy to be adopted in 2018 and a revised strategy to be adopted in 2023.
The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification (MRV) of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and starts January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency. To comply with the EU MRV regulation, we have prepared an EU MRV monitoring plan and EU MRV monitoring template in line with legislative requirement. The approved EU-MRV monitoring plan is expected to be placed on all our vessels by August 31, 2017. The EU is currently considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 in the absence of a comparable system operating under the IMO.
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

Vessel Security Regulation
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the Maritime Security Council Horn of Africa (or MSCHOA ) whenever our vessels are calling in the Indian Ocean Region or West Coast of Africa (or WAC) high risk area. In order to mitigate the security risk, security arrangements are required for vessels which travel through the Gulf of Aden and WAC region.

C.	Organizational Structure
As of December 31, 2016, Teekay Corporation (NYSE: TK), through its 100%-owned subsidiary Teekay Holdings Ltd., had a 25.4% economic interest in us through its ownership of 17.2 million of our shares of Class A common stock and 23.2 million shares of our Class B common stock.

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

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2016.

D.	Property, Plant and Equipment
Other than our vessels and related equipment, we do not have any material property.

Please see “Item 4. Information on the Company: Note B–Our Fleet” for a description of our vessels and “Item 18. Financial Statements: Note 10—Long-Term Debt” for information about major encumbrances against our vessels.

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

Based on our current operations, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. In addition, we believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn a material amount of such income in future years. However, certain of our subsidiaries which have made special U.S. tax elections to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes are potentially engaged in activities which could give rise to U.S. Source International Transportation Income. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Income generally will be subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below.

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

We are organized under the laws of the Republic of The Marshall Islands. The U.S. Treasury Department has recognized the Republic of The Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Income (including for this purpose, our share of any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy one of the Ownership Tests. We believe that we should satisfy one of the Ownership Tests because our stock is primarily and regularly traded on an established securities market in the United States within the meaning of Section 883 of the Code and the Section 883 Regulations. We can give no assurance, however, that changes in the ownership of our stock subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.

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

U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that a material amount of our income has been or will be U.S. Source Domestic Transportation Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate currently is 35%), and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to our gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we would be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income, without benefit of deductions. For 2017, we estimate that the U.S. federal income tax on such U.S. Source International Transportation Income would be approximately $3.5 million if the Section 883 Exemption does not apply, based on the amount of U.S. Source International Transportation Income we earned for 2016. The amount of such tax for which we may be liable in any year would depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

2.	Marshall Islands Taxation
Because we and our controlled affiliates do not, and we do not expect that we and our controlled affiliates will, conduct business or operations in the Republic of the Marshall Islands, neither we nor our controlled affiliates are subject to income, capital gains, profits or other taxation under current Marshall Island law, other than taxes or fees due to (i) the continued existence of legal entities registered in the Republic of the Marshall Islands, (ii) the incorporation or dissolution of legal entities registered in the Republic of the Marshall Islands, (iii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iv) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, or (v) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax. As a result, distributions by controlled affiliates to us are not subject to Marshall Islands taxation.

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
Our business is to own oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. During 2015, we further developed our service offerings to our customers through the purchase of a ship-to-ship transfer business that provides full service lightering as well as lightering support services and consultancy and LNG terminal management services. This acquisition, which is adjacent to our core competencies, along with our existing conventional tanker commercial management and technical management operations, is expected to improve our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these business areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. We were formed in October 2007 by Teekay Corporation (NYSE: TK) (or Teekay), a leading provider of marine services to the global oil and gas industries and the world’s largest operator of medium-sized oil tankers, and we completed our initial public offering in December 2007.

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
Significant Developments in 2016 and Early 2017
LNG Terminal Service

In November 2016, our ship-to-ship transfer business (or TMS) signed an operational and maintenance subcontract with Teekay LNG Bahrain Operations L.L.C., an entity wholly owned by Teekay LNG Partners L.P. (or TGP), for the Bahrain LNG Import Terminal. As the subcontractor, TMS will provide pre-mobilization services for an expected period of 21 months, mobilization services and other general operational and maintenance services of the facility. We have agreed to guarantee the performance of this contract by TMS.

New Lightering Business Contracts

In the latter part of 2016, we secured two significant Aframax lightering contracts with major oil companies for firm periods of 12 and 24 months, which commenced in October 2016 and November 2016, respectively.

Time Charter-Out Vessels

During the year ended December 31, 2016, we entered into time charter-out contracts for two Suezmax tankers, with an average daily rate of $24,400, two LR2 product tankers, with an average daily rate of $17,400 and one Aframax tanker, with a daily rate of $23,000. We also extended time charter-out contracts for two Aframax vessels, with an average daily rate of $20,000. These contracts have firm periods ranging from 12 to 24 months.

Time Chartered-in Vessels

During the year ended December 31, 2016, we entered into in-charter contracts for two Aframax tankers, with an average daily rate of $17,800 and which were delivered to us in the fourth quarter of 2016. In December 2015, we entered into an in-charter contract for one Aframax tanker, which was delivered to us in February 2016, has a daily rate of $22,750 and is scheduled to expire in March 2021.

During the year ended December 31, 2016, we also redelivered back to their respective owners seven in-chartered Aframax tankers and two in-chartered LR2 product tankers.

Vessel Sales

During the year ended December 31, 2016, we completed the sale of two Medium Range (or MR) tankers, the Teesta Spirit and the Hugli Spirit, for net proceeds of $27.2 million. The vessels were written down to their agreed sales price in the second and third quarters of 2016, respectively, resulting in an aggregate loss on sale of the vessels of $14.7 million.

In October 2016, we agreed to sell two Suezmax tankers, the Yamuna Spirit and Ganges Spirit. The vessels were written down to their agreed sales prices and the resulting write down of $6.2 million was recognized in 2016. The Ganges Spirit was delivered to its buyer in January 2017 and the Yamuna Spirit was delivered to its buyer in March 2017.

New Time-Charter Swap

Effective June 1, 2016, we entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels. Under such agreement, we will receive $27,776 per day, less a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax equivalent vessels employed in our Aframax revenue sharing pooling arrangement less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option.

Continuous Offering Program and Private Placement

In December 2016, we re-opened our continuous offering program (or COP) under which we may issue shares of our Class A common stock at market prices up to a maximum aggregate amount of $80.0 million. As of December 31, 2016, we sold approximately 3.0 million shares under this COP for net proceeds of $7.6 million, net of issuance costs. In January 2017, we sold approximately 3.8 million shares under this COP for net proceeds of $8.6 million, net of issuance costs. In addition, we issued 2.2 million new shares to Teekay in a private placement for gross proceeds of $5.0 million, and the price per share was set to equal the weighted average price of the Company's Class A common stock for the ten trading days ending on the date of issuance.

New Loan Facilities

In January 2016, we entered into a $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit component, which are scheduled to mature in January 2021. The funds were used to repay our two bridge loan facilities, which matured in late January 2016, and a portion of our main corporate revolving credit facility, which was scheduled to mature in 2017.

New Interest Rate Swaps

In February 2016, in connection with our new long-term debt facility, we entered into a total of nine new interest rate swaps. Four of the interest rate swaps commenced and are scheduled to terminate in October 2016 and December 2020, respectively, and have notional amounts of $50.0 million each with fixed rates of 1.462%. The remaining five interest rate swaps commenced in the first quarter of 2016 and are scheduled to terminate in January 2021, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each with fixed rates of 1.549%, 1.155% and 1.549%, respectively.

Acquisition of Entities under Common Control

In December 2015, we acquired from Teekay Offshore Partners L.P. (or TOO), which is an entity controlled by Teekay, two conventional oil tankers and related time-charter contracts and debt facilities for an aggregate price of $39.0 million, including working capital of approximately $8.6 million and net of outstanding debt of approximately $49.6 million (or the 2015 Acquired Business). Of this net amount, $30.4 million was paid on closing of the transaction in December 2015 and the remaining $8.6 million was settled in early 2016.

The acquisition of the 2015 Acquired Business was accounted for as a transfer of a business between entities under common control. As a result, our consolidated financial statements prior to the date the interests in these vessels were actually acquired by us have been retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay and had begun operations. The effect of adjusting such information to account for the 2015 Acquired Business in periods prior to our acquisition thereof is referred to as the "Entities under Common Control." Please read Item 1 - Financial Statements: Note 3 - Acquisition of Entities under Common Control.

Legal Action for Damages

In April 2013, we entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings plus options to order up to an additional 12 vessels. The payment of our first shipyard installment was contingent on us receiving acceptable refund guarantees for the shipyard installment payments. In May 2013, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s refund guarantee applications were temporarily suspended. In October and November 2013, we exercised our options to order eight additional newbuildings, in aggregate, under an option agreement relating to the original STX LR2 shipbuilding agreements signed in April 2013 (or the Option Agreement). STX did not produce shipbuilding contracts within the specified timeframe of the option declarations and, informed us that there was no prospect of the refund guarantees being provided under any of the firm or Option Agreement. Therefore, STX is in breach of the Option Agreement. In December

2013, we terminated the newbuilding agreements and in February 2014, we terminated the option agreement. In February 2014, we commenced a legal action against STX for damages. In November 2014, we placed $0.6 million into an escrow account as cash security pending the resolution of this matter.

In February 2016, our subsidiaries obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of four firm shipbuilding contracts. As a result, our subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. We and our subsidiaries are pursuing other routes to enforce the awards against STX. Additionally, the cash deposit of $0.6 million which was held in escrow was refunded to us in March 2016.

STX has filed for bankruptcy protection and as of December 31, 2016, all Korean enforcement actions are stayed. STX has had that protection recognized in England and Wales. We will not be in a position to take any further action on enforcement and recognition in the UK or Korea while the bankruptcy protection remains in place. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection.

The option agreement case has gone through trial and despite finding that we had valid option agreements, the judgment was ruled against us due to uncertainty of delivery dates. We are considering whether to appeal this ruling.

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

•
Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to forecast a shortfall in qualified personnel which could lead to increases in crew manning costs, however weak shipping markets and slowing growth may ease officer shortages. We will continue to focus on our manning and training strategies to meet future needs, but going forward crew compensation may increase. In addition, factors such as pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations; however, increases to operational costs are still likely to occur in the future.

•
The amount and timing of dry dockings of our vessels can significantly affect our revenues between periods. Our vessels are normally off-hire when they are being dry docked. We had two vessels drydock in 2016, compared to 18 vessels which dry docked in 2015 and nine vessels which dry docked in 2014. The total number of off-hire days relating to dry dockings during the years ended December 31, 2016, 2015 and 2014 were 82, 603, and 292, respectively. For our current fleet, there are nine vessels scheduled to dry dock in 2017.

Results of Operations
In accordance with GAAP, we report gross revenues in our consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost. Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

For the years ended December 31, 2016 and 2015, operating results of our conventional tanker segment and ship-to-ship (or STS) segment are presented separately. Our STS transfer business (or TMS) was acquired in July 2015, therefore no revenues or expenditures were incurred in 2014. Our conventional tanker segment includes the operations of all our tankers, including those employed on full service lightering contracts. Our STS transfer segment includes the operating results from lightering support services provided to our conventional tanker segment as part of full service lightering operations and other services associated with our lightering support operations.
Year Ended December 31, 2016 versus Year Ended December 31, 2015
Conventional Tanker Segment
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

The following table presents our operating results for the years ended December 31, 2016 and 2015 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015	% Change
Revenues	488,961	496,455	(2)%
Less: voyage expenses (1)	(58,442)	(19,468)	200%
Net revenues	430,519	476,987	(10)%
Vessel operating expenses (2)	(150,100)	(123,572)	21%
Time-charter hire expense	(57,368)	(74,860)	(23)%
Depreciation and amortization	(99,024)	(72,118)	37%
General and administrative expenses	(14,444)	(15,369)	(6)%
(Loss) gain on sale of vessels	(20,926)	771	(2,814)%
Restructuring charges	—	(4,445)	(100)%
Income from vessel operations	88,657	187,394	(53)%
Equity income	13,101	14,411	(9)%

(1)
Includes $3.2 million of voyage expenses for the year ended December 31, 2016 relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

(2)
Includes $0.8 million of vessel operating expenses for the year ended December 31, 2015 relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

Tanker Market
Tanker rates in 2016 softened from the highs seen in 2015, yet remained in-line with the ten-year average as a result of ongoing positive demand fundamentals. Global oil demand remained strong in 2016 with growth of 1.5 million barrels per day (mb/d), which was 0.4 mb/d higher than the ten-year average. Global oil supply was also strong, with record high OPEC production for 2016 of 32.6 mb/d. However, unexpected supply outages in Nigeria put pressure on mid-sized tanker demand in mid-2016. Oil prices remained in the mid-$40 per barrel range for most of 2016 before increasing in December 2016 as OPEC commenced firmed plans for production cuts as a means to rebalance oil markets. While ongoing low prices throughout the year provided some support for tonne-mile demand through strategic and commercial stockpiling programs, record high onshore stock levels towards the second half of 2016 resulted in lower import requirements as refiners struggled with elevated stockpile levels. Tanker fleet growth also created some downside pressure to tanker rates towards the second half of 2016 as crude tanker fleet growth reached 6% and scrapping dipped to the lowest level since 1995.

Looking ahead, we anticipate 2017 to present some headwinds to the crude tanker spot tanker market. Total tanker fleet growth is forecast to be approximately 4.5%, which is slightly lower than 2016 but in-line with the ten-year average. However, most fleet growth in 2017 will come from the mid-sized segments, with mid-size fleet growth expected to be approximately 5%. The outlook for 2018 is more positive given a lack of ordering and the expectation for increased scrapping due to an aging fleet and changes to the regulatory landscape.

Global oil demand is forecast to grow by 1.4 mb/d in 2017 (average of IEA, EIA, and OPEC forecasts), which is similar to 2016 and above the ten-year average growth rate of 1.1 mb/d. On the supply side, OPEC production cuts of approximately 1.2 mb/d, with the majority of cuts (approximately 0.8 mb/d) coming from Middle East OPEC producers, will be negative for overall crude volumes available for transport. While OPEC production cuts may continue through the year, non-OPEC production increases of approximately 0.3 mb/d are expected as firming oil prices encourage more drilling, particularly in the U.S. The result could benefit the mid-sized tanker segments from increased tonne-mile demand as oil supply in the Atlantic basin continues to grow. In addition, the Brent - Dubai oil price spread has narrowed considerably as a result of OPEC cuts, and many crude buyers are sourcing Brent-benchmarked crudes as they become more economically attractive. These price/supply factors could offset some of the headwinds that the crude tanker market faces in 2017 as they have the potential to introduce volatility into regional tanker demand, which is positive for spot tanker rates.

In summary, we anticipate that 2017 will present some headwinds to crude tanker rates due to cuts to OPEC production, rising oil prices, and fleet growth. However, we believe that this dip in the current market cycle will be relatively short and shallow. In addition, lower fleet growth, strong oil demand growth, particularly in Asia, and a potential increase in long-haul movements from the Atlantic basin to the Pacific basin is expected to provide support towards the next market upturn.
Fleet and TCE Rates
As at December 31, 2016, we owned 43 double-hulled conventional oil tankers, time-chartered in six Aframax tankers and one LR2 product tanker from third parties and owned a 50% interest in one VLCC, the results of which are included in equity income. The number of vessels we own, as well as our financial and operational results, include the Entities under Common Control in all relevant periods presented. Please read Item 18 – Financial Statements: Note 3 – Acquisition of Entities under Common Control. included in the notes to our consolidated financial statements included in this Annual Report.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2016 and 2015:

	Conventional Tanker Segment
	Year Ended December 31, 2016
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	Net Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$179,438	($5,214)	$5,614	$179,838	6,705	$26,820
Voyage-charter contracts - Aframax (4)	$155,499	($50,693)	$3,673	$108,479	5,145	$21,086
Voyage-charter contracts - LR2	$47,086	$53	$1,477	$48,616	2,572	$18,903
Voyage-charter contracts - MR	$8,305	($30)	$302	$8,577	535	$16,035
Time-charter out contracts - Suezmax	$30,597	($1,108)	$476	$29,965	1,029	$29,124
Time-charter out contracts - Aframax	$54,594	($1,017)	$718	$54,295	2,327	$23,332
Time-charter out contracts - LR2	$12,201	($433)	$130	$11,898	526	$22,629
Total (1)	$487,720	($58,442)	$12,390	$441,668	18,839	$23,445

(1)	Excludes $1.2 million of in-process revenue contract revenue.

(2)	Includes $3.2 million of inter-segment voyage expenses relating to lightering support services provided by the ship-to-ship transfer segment.

(3)
Average TCE per Revenue Day excludes a total of $12.0 million in pool management fees and commissions payable for commercial management for our vessels and $0.4 million in off-hire bunker and other expenses, all of which are included as part of the adjustments.

(4)
Includes $48.2 million of revenues and $34.8 million of voyage expenses related to the full service lightering business, which includes $3.2 million inter-segment voyage expenses referenced in note 2 relating to lightering support services provided to the full service lightering business by the ship-to-ship transfer segment.

	Conventional Tanker Segment
	Year Ended December 31, 2015
	Revenues (1)	Voyage Expenses	Adjustments (2)	Net Revenues	Revenue Days	Average TCE per Revenue Day (2)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$154,579	($2,568)	$5,702	$157,713	4,021	$39,217
Voyage-charter contracts - Aframax (3)	$158,783	($13,683)	$4,214	$149,314	4,800	$31,109
Voyage-charter contracts - LR2	$79,158	($342)	$3,042	$81,858	2,845	$28,777
Voyage-charter contracts - MR	$19,346	($61)	$1,088	$20,373	960	$21,205
Time-charter out contracts - Suezmax	$14,235	($278)	$317	$14,274	483	$29,577
Time-charter out contracts - Aframax (4)	$54,550	($2,337)	$1,796	$54,009	2,864	$18,835
Time-charter out contracts - LR2	$4,607	($132)	$5	$4,480	175	$25,623
Time-charter out contracts - MR	$6,427	($66)	($4,391)	$1,970	50	$39,036
Total (1)	$491,685	($19,467)	$11,773	$483,991	16,198	$29,875

(1)	Excludes $4.8 million of in-process revenue contract revenue.

(2)
Average TCE per Revenue Day excludes a total of $12.6 million in pool management fees and commissions payable for commercial management for our vessels, $4.4 million of crew redundancy costs recovery from one of our customers and $3.7 million in off-hire bunker and other expenses, all of which are included as part of the adjustments.

(3)	Includes $15.0 million of revenues and $5.8 million of voyage expenses related to the full service lightering business.

(4)	Net revenues and average TCE per revenue day in 2015 include $1.4 million related to the Entities under Common Control.

Net Revenues. Net revenues decreased to $430.5 million for 2016 from $477.0 million for 2015 primarily due to:

•	a decrease of $99.8 million due to lower average realized spot tanker rates earned by our Suezmax, Aframax, LR2 and MR tankers in 2016 compared to 2015;

•	a net decrease of $16.2 million due to various vessels changing employment between fixed-rate charters and spot voyage charters;

•
a decrease of $4.4 million due to redundancy cost for the Australian seafarers that we recovered from the customer upon expiration of a time-charter out contract of a MR product tanker in the first quarter of 2015; and

•	a decrease of $3.5 million of in-process revenue contract amortization we recognized in revenue in 2016 compared to 2015;
partially offset by

•
a net increase of $43.9 million, primarily due to the addition of 12 Suezmax tankers, two LR2 product tankers and one Aframax tanker that we acquired during 2015 and the change in the average size of the in-charter fleet, partially offset by the sale of two MR product tankers in 2015 and 2016;

•	a net increase of $13.9 million due to fewer off-hire days in 2016 compared to 2015;

•	an increase of $10.5 million due to higher average rates earned on our out-chartered Aframax tankers in 2016 compared to 2015;

•	an increase of $4.2 million due to the acquisition of the full service lightering business that was part of the SPT acquisition during the third quarter of 2015;

•	a net increase of $4.0 million due to lower pool management fees, commissions, off-hire bunker and other expenses in 2016 compared to 2015 due primarily to lower average TCE rates; and

•	an increase of $1.1 million for 2016 due to one additional calendar day as 2016 was a leap year.
Vessel Operating Expenses. Vessel operating expenses increased to $150.1 million for 2016 from $123.6 million for 2015 primarily due to:

•
an increase of $27.0 million primarily resulting from the addition of 12 modern Suezmax tankers, one Aframax tanker and four LR2 product tankers, acquired in 2015, including two LR2 product tankers that were previously in-chartered. This was partially offset by the sales of two MR tankers in the second half of 2016 and one MR tanker sold in the fourth quarter of 2015;

•	an increase of $1.7 million due to higher ship management fees resulting from the 17 vessels acquired in 2015; and

•	an increase of $0.6 million due to inflationary increases and higher crew and manning expenses related to performance-based compensation paid to seafarers which were recognized in 2016;

partially offset by

•	a decrease of $0.9 million due to lower fleet overhead costs primarily resulting from the timing of seafarer training, crew agency fees and other initiatives; and

•	a decrease of $0.9 million due to lower insurance premiums paid and insurance credits received during the year.

Time-charter Hire Expense. Time-charter hire expense decreased to $57.4 million for 2016 from $74.9 million for 2015 due to the changes in the average size of the in-charter fleet, decreases in the average in-charter rate in 2016 compared to 2015, the acquisition of two LR2 product tankers in February 2015 which were previously in-chartered, two in-chartered Aframax tankers which were offhire during the year and lower time-charter rates due to profit sharing components of one Aframax tanker and one LR2 product tanker.

Depreciation and Amortization. Depreciation and amortization increased to $99.0 million for 2016 from $72.1 million for 2015. The increase primarily relates to the addition of 12 Suezmax tankers, one Aframax tanker and four LR2 product tankers acquired in 2015, the amortization of customer relationships in relation to the acquisition of the ship-to-ship transfer business in July 2015 and higher amortization of dry-docking expenditures in 2016 as compared to the prior year. This was partially offset by the sale of two MR tankers in the second half of 2016 and the sale of one MR tanker in the fourth quarter of 2015.

General and Administrative Expenses. General and administrative expenses decreased to $14.4 million for 2016 compared to $15.4 million for 2015, primarily due to $0.5 million of higher corporate expenses incurred during 2015 primarily as a result of legal expenses related to the STX arbitration (please read Item 18 – Financial Statements: Note 22 – Shipbuilding Contracts) and legal expenses incurred related to the acquisitions of vessels and the ship-to-ship business in 2015.

(Loss) Gain on Sale of Vessels. Loss on sale of vessels of $20.9 million for the year ended December 31, 2016 primarily relates to the sale of the two MR tankers and the two held for sale Suezmax tankers which were written down to their respective agreed sales prices. Gain on sale of vessels of $0.8 million for the year ended December 31, 2015 related to the sale of one MR tanker. Please refer to Item 18 - Financial Statements: Note 21 - Vessel Sales and Vessel Acquisitions.

Restructuring Charges. Restructuring charges for 2015 relate to crew redundancy costs incurred due to the change in nationality of crew on one of our vessels, which we recovered from one of our customers.
Equity Income.
The following table reflects our equity income for 2016 and 2015,

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015
High-Q Joint Venture	4,359	3,218
Tanker Investments Ltd.	3,515	7,280
Teekay Tanker Operations Ltd.	5,227	3,913
Total equity income	13,101	14,411

Equity income decreased to $13.1 million in 2016 from $14.4 million for 2015 primarily due to:

•
a decrease of $3.8 million due to lower equity earnings from Tanker Investments Ltd. (or TIL) resulting from overall lower realized average spot rates earned in 2016 compared to 2015, partially offset by an increase resulting from our increased ownership interest in TIL to 11.3% in 2016 as compared to 10.2% in 2015;

partially offset by

•
an increase of $1.3 million due to higher equity earnings from our 50% interest in Teekay Tankers Operations Ltd. (or TTOL), primarily relating to our share of cancellation fees paid to Anglo-Eastern during the first quarter of 2015 for acquiring its 49% share in Teekay Marine Ltd. and the timing of vessels which transitioned from the Gemini Suezmax pool to the Teekay Suezmax RSA in 2015. This was partially offset by overall lower realized average spot rates earned in 2016 compared to 2015; and

•
an increase of $1.1 million due to higher equity earnings from the High-Q joint venture primarily resulting from profit share recognized in the second quarter of 2016 as VLCC rates averaged above certain thresholds, triggering a profit sharing with the customer.

Please refer to Item 18 – Financial Statements: Note 8 – Investments in and Advances to Equity Accounted Investments.

The High-Q joint venture has an interest rate swap agreement which exchanges a receipt of floating interest for a payment of fixed interest to reduce the joint venture’s exposure to interest rate variability on its outstanding floating rate debt. Our proportionate share of realized and unrealized gains or losses relating to this instrument has been included in the equity income from the High-Q joint venture. For the years ended December 31, 2016 and 2015, our proportionate share of realized losses was $0.2 million and $0.3 million, respectively, and unrealized gains were $0.1 million and $nil, respectively.
Ship-to-ship Transfer Segment
Our ship-to-ship transfer segment consists of our lightering support services, including those services provided to our conventional tanker segment, which includes full service lightering operations, and other lightering support services. Our results for the year ended December 31, 2015, include five months of operations of this segment, from the date of our acquisition of SPT (now referred to as TMS) on July 31, 2015.

The following table presents our operating results for the years ended December 31, 2016 and 2015 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015	% Change
Revenues (1)	41,136	18,587	121%
Less: voyage expenses	—	(348)	(100)%
Net revenues	41,136	18,239	126%
Vessel operating expenses	(32,498)	(14,441)	125%
Time-charter hire expense	(2,279)	(38)	5,897%
Depreciation and amortization	(5,125)	(1,642)	212%
General and administrative expenses	(3,767)	(1,985)	90%
Gain on sale of vessels	332	—	100%
Restructuring charge	—	(327)	(100)%
Loss from vessel operations	(2,201)	(194)	1,035%

(1)
Includes $3.2 million of revenues for the year ended December 31, 2016 (2015 - $0.8 million) relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

Loss from vessel operations. Loss from vessel operations increased for 2016 compared to 2015 primarily due to a full operating year of TMS, which was acquired in the latter half of 2015. The increase in the number of lightering support operations in 2016 resulted in higher revenues and expenses; however, a majority of this additional volume was in support of the conventional tanker segment’s full service lightering operations or other areas which generated lower margins.

Other Operating Results
The following table compares our other operating results for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015
Interest expense	(29,784)	(17,389)
Interest income	117	107
Realized and unrealized loss on derivative instruments	(964)	(1,597)
Other expense	(6,071)	(3,097)

Interest Expense. Interest expense increased to $29.8 million for 2016 from $17.4 million for 2015, primarily due to additional interest incurred to finance the acquisition of the 12 modern Suezmax tankers which were acquired in the latter part of 2015.

Realized and Unrealized Loss on Derivative Instruments. Realized and unrealized loss on derivative instruments decreased to $1.0 million for 2016 from $1.6 million for 2015. In February 2016, we entered into a total of nine new interest rate swap agreements relating to our new credit facility. Four of the interest rate swaps have notional amounts of $50.0 million each, with fixed rates of 1.462%, and commenced in October 2016. The remaining five interest rate swaps commenced in the first quarter of 2016, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each, with fixed-rates of 1.549%, 1.155% and 1.549%, respectively.

As at December 31, 2016, we had interest rate swap agreements with aggregate outstanding notional amounts of $400.0 million with a weighted-average fixed rate of 1.46%. Realized losses on the interest rate swaps increased from $12.8 million in 2016 compared to $9.8 million in 2015 primarily due to the termination of an interest rate swap in the first quarter of 2016 and the expiration of the another interest rate swap in October 2016. This was partially offset by the nine new interest rate swap agreements which were entered into in February 2016.

The changes in the fair value of the interest rate swaps resulted in unrealized gains of $13.7 million and $7.7 million for the years ended December 31, 2016 and 2015, respectively, and were primarily due to an increase in our long-term benchmark interest rates, partially offset by the termination of an existing interest rate swap in early 2016.

Effective June 1, 2016, we also entered into a time-charter swap for 55% of two Aframax equivalent vessels. Under such agreement, we will receive $27,776 per day, less a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax equivalent vessels employed in our Aframax revenue sharing pooling arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. As at December 31, 2016, the time-charter swap had a fair value of $0.9 million which resulted in an unrealized gain of $0.9 million. We also recognized realized gains of $2.2 million on the time-charter swap in the year ended December 31, 2016.

In addition, we have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant had a fair value of $0.3 million as at December 31, 2016 and we recognized unrealized losses of $4.9 million in 2016 compared to an unrealized gain of $0.5 million in 2015.

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

Other Expense. Other expense was $6.1 million in 2016, compared to $3.1 million in 2015. The increase is primarily due to an increase in our estimate of freight tax expense as a result of the trading patterns of our fleet, partially offset by changes in foreign exchange rates.

Net Income. As a result of the foregoing factors, we recorded net income of $62.9 million for 2016, compared to $179.6 million for 2015.
Year Ended December 31, 2015 versus Year Ended December 31, 2014
The following table presents our operating results for 2015 and 2014 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Conventional Tankers		Ship-to-ship Transfer		Total
	Year Ended December 31,
(in thousands of U.S. dollars)	2015	2014	2015	2014	2015	2014
Revenues (1)	496,455	240,884	17,738	—	514,193	250,002
Interest income from investment in term loans	—	9,118	—	—	—	—
Less: voyage expenses	(19,468)	(11,223)	(348)	—	(19,816)	(11,223)
Net revenues	476,987	238,779	17,390	—	494,377	238,779
Vessel operating expenses (1)	(122,723)	(98,403)	(14,441)	—	(137,164)	(98,403)
Time-charter hire expense	(74,860)	(22,160)	(38)	—	(74,898)	(22,160)
Depreciation and amortization	(72,118)	(53,292)	(1,642)	—	(73,760)	(53,292)
General and administrative	(15,369)	(12,821)	(1,985)	—	(17,354)	(12,821)
Gain on sale of vessels	771	9,955	—	—	771	9,955
Restructuring charge	(4,445)	—	(327)	—	(4,772)	—
Income (loss) from vessel operations	188,243	62,058	(1,043)	—	187,200	62,058
Equity income	14,411	5,228	—	—	14,411	5,228

(1)
Excludes $0.8 million of revenues and vessel operating expenses for the year ended December 31, 2015 relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

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

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2015 and 2014:

	Conventional Tanker Segment
	Year Ended December 31, 2015
	Revenues (1)	Voyage Expenses	Adjustments (2)	Net Revenues	Revenue Days	Average TCE per Revenue Day (2)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$154,579	($2,568)	$5,702	$157,713	4,021	$39,217
Voyage-charter contracts - Aframax (3)	$158,783	($13,683)	$4,214	$149,314	4,800	$31,109
Voyage-charter contracts - LR2	$79,158	($342)	$3,042	$81,858	2,845	$28,777
Voyage-charter contracts - MR	$19,346	($61)	$1,088	$20,373	960	$21,205
Time-charter out contracts - Suezmax	$14,235	($278)	$317	$14,274	483	$29,577
Time-charter out contracts - Aframax (4)	$54,550	($2,337)	$1,796	$54,009	2,864	$18,835
Time-charter out contracts - LR2	$4,607	($132)	$5	$4,480	175	$25,623
Time-charter out contracts - MR	$6,427	($66)	($4,391)	$1,970	50	$39,036
Total (1)	$491,685	($19,467)	$11,773	$483,991	16,198	$29,875

(1)	Excludes $4.8 million of in-process revenue contract revenue.

(2)
Average TCE per Revenue Day excludes a total of $12.6 million in pool management fees and commissions payable for commercial management for our vessels, $4.4 million of crew redundancy costs recovery from one of our customers and $3.7 million in off-hire bunker and other expenses, all of which are included as part of the adjustments.

(3)	Includes $15.0 million of revenues and $5.8 million of voyage expenses related to the full service lightering business.

(4)	Net revenues and average TCE per revenue day in 2015 include $1.4 million related to the Entities under Common Control.

	Conventional Tanker Segment
	Year Ended December 31, 2014
	Revenues	Voyage Expenses	Adjustments (1)	Net Revenues	Revenue Days	Average TCE per Revenue Day (1)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$64,599	($459)	$3,081	$67,221	2,926	$22,976
Voyage-charter contracts - Aframax	$39,498	($3,784)	$2,063	$37,777	1,692	$22,321
Voyage-charter contracts - LR2	$29,008	$71	$1,215	$30,294	1,698	$17,842
Voyage-charter contracts - MR	$9,253	($22)	$597	$9,828	697	$14,108
Voyage-charter contracts - VLCC	$4,315	($3,025)	$33	$1,323	96	$13,805
Time-charter out contracts - Suezmax	$13,728	($75)	$74	$13,727	676	$20,292
Time-charter out contracts - Aframax	$66,974	($3,766)	$1,978	$65,186	3,658	$17,819
Time-charter out contracts - MR	$13,509	($163)	($176)	$13,170	365	$36,081
Total (2)	$240,884	($11,223)	$8,865	$238,526	11,808	$20,200

(1)
Average TCE per Revenue Day excludes a total of $7.1 million in pool management fees and commissions payable for commercial management for our vessels and $1.8 million in off-hire bunker and other expenses, all of which are included as part of the adjustments.

(2)	Excludes interest income from investment in term loans of $9.1 million.

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

Depreciation and Amortization. Depreciation and amortization increased to $73.8 million for 2015 from $53.3 million for 2014. The increase primarily relates to the addition of 12 Suezmax tankers, one Aframax tankers and four LR2 product tankers acquired in 2015, the acquisition of the ship-to-ship transfer business in July 2015, and higher amortization of dry-docking expenditures in 2015 as compared to the prior year.

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

Gain on sale of vessels of $10.0 million for the year ended December 31, 2014 related to the sale of two wholly-owned subsidiaries, each of which owned one VLCC, to Tanker Investments Ltd. (or TIL) for aggregate proceeds of $154.0 million plus related working capital on closing.

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

•	an increase of $3.3 million due to a full year of earnings from our 50% interest in TTOL, which we acquired in 2014; and

•	an increase of $0.5 million due to higher equity earnings from the High-Q joint venture resulting from higher unrealized gain on derivatives recognized in 2015 compared to 2014.

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
Liquidity and Capital Resources
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at December 31, 2016, our total cash and cash equivalents were $68.1 million, compared to $96.4 million at December 31, 2015. Our cash balance at December 31, 2016 had decreased primarily as a result of repayments of our long-term debt (described below) and dividends paid on our shares of common stock, which were partially offset by cash flow from our operations, by proceeds received from the sale of two MR tankers and two lightering support vessels and distributions we received from our equity accounted investments.

Our total liquidity, including cash, cash equivalents and undrawn credit facilities, was $102.4 million as at December 31, 2016, compared to $111.0 million as at December 31, 2015. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, refinancing existing loans and new financings or equity issuances, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months.

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

From the first quarter of 2013 to the dividend paid in the fourth quarter of 2015, we distributed a portion of our cash flow to shareholders through a fixed quarterly dividend of $0.03 per share on our common shares. Commencing with the dividend paid in the first quarter of 2016, we have adopted a new dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results. Specific items affecting net income include foreign exchange gain or losses, unrealized gains or losses on derivative instruments, gain or losses on sale of vessels and debt issuance costs which were written off in connection with the refinancing of our debt facilities in the first quarter of 2016.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, long-term bank borrowings and other debt or equity financings, which includes equity issuances from our COP. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures.

In October 2016, we agreed to sell two Suezmax tankers for an aggregate sales price of $33.8 million. The sale of one Suezmax tanker was completed in January 2017 and the sale of the other Suezmax tanker was completed in March 2017. We used the proceeds from these sales to repay a portion of our corporate revolving credit facility, which is scheduled to mature in 2017. As at December 31, 2016, the revolving credit facility had an outstanding balance of $55.1 million.

In January 2016, we entered into a new $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021, of which $845.8 million was used to repay our two bridge loan facilities, which matured in late January 2016, and a portion of our main corporate revolving credit facility, which was scheduled to mature in 2017.

Our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 10 - Long-Term Debt to our consolidated financial statements included in this Annual Report. Our revolving credit facilities and term loans contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from incurring or guaranteeing additional indebtedness, making certain negative pledges or granting certain liens, and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we do not currently expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2016, we and Teekay were in compliance with all covenants relating to our revolving credit facilities and term loans.

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
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015	2014
Net cash flow from operating activities	209,976	166,789	20,940
Net cash flow (used for) provided by financing activities	(275,109)	648,800	6,405
Net cash flow provided by (used for) investing activities	36,824	(881,969)	109,806
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

Net cash flow provided by operating activities increased to $210.0 million in 2016, compared to $166.8 million in 2015, primarily as a result of the following:

•
a net increase of $70.4 million in operating cash flows in 2016 due to the timing of the settlement of operating assets and liabilities primarily as a result of the decrease in pool receivables due to lower TCE rates in late 2016 compared to the prior year; and

•
an increase of $31.0 million in operating cash flows in 2016 relating to lower expenditures on dry-docking activities. In 2016, we dry docked two Suezmax tankers, whereas in 2015 we dry docked seven Suezmax tankers, seven LR2 product tankers, two Aframax tankers, and two MR tankers.

partially offset by

•	a net decrease of $58.2 million in operating earnings primarily as a result of lower average realized TCE rates, partially offset by the increase in fleet size in 2016 as compared to the prior year.
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

Financing Cash Flows
Net cash used for financing activities was $275.1 million in 2016, compared to net cash provided by financing activities of $648.8 million in 2015, primarily as a result of the following:

•	an increase of $692.9 million in cash outflows primarily due to an increase in repayments and prepayments on our term loans and revolving credit facilities compared to 2015;

•
a net decrease of $202.8 million in cash inflows due to lower proceeds from equity offerings in 2016 compared with 2015, including the effect of the 2015 issuances of shares under private placements to partially fund the acquisition of the 12 Principal Maritime vessels and the ship-to-ship transfer business in 2015, substantially lower sales of Class A common stock during 2016 under our COP, and proceeds from the underwriters' exercise of their over-allotment option in January 2015 for an additional 3.0 million shares of Class A common stock; and

•
an increase of $31.7 million in cash outflows related to additional cash dividends paid during 2016 due to the change in our dividend policy and the increase in the number of shares of outstanding Class A and B common stock from our 2015 issuances;

partially offset by

•	a decrease of $3.5 million in cash used for financing activities from the Entities under Common Control.

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
Investing Cash Flows

Net cash provided by investing activities was $36.8 million in 2016, compared to net cash used for investing activities of $882.0 million in the prior year, primarily as a result of the following:

•	a decrease of cash outflows of $612.0 million related to the cash consideration paid to acquire the 12 modern Suezmax vessels from Principal Maritime Tankers in 2015;

•	a decrease of cash outflows of $227.0 million related to the acquisition of four LR2 product tankers and one Aframax tanker in 2015 as well as other capital expenditures made during the year;

•	a decrease of cash outflows of $45.6 million, net of working capital adjustments, related to the acquisition of TMS in 2015;

•	an increase of cash inflows of $16.5 million related to gross proceeds received from the sale of two MR tankers and two lightering support vessels which were sold in the second half of 2016;

•	an increase of cash inflows of $15.2 million primarily related to the return of capital received in 2016 from our investment in TTOL; and

•	an increase of cash inflows of $2.5 million related to the 2016 repayment of a loan to us from our High-Q joint venture.

Net cash used for investing activities increased to $882.0 million in 2015, compared to net cash provided by investing activities of $109.8 million in the prior year, primarily as a result of the following:

•	an increase of cash outflows of $612.0 million related to the cash consideration paid to acquire the 12 modern Suezmax vessels from Principal Maritime Tankers in 2015;

•	an increase of cash outflows of $230.4 million related to the acquisition of four LR2 product tankers and one Aframax tanker in 2015 as well as other capital expenditures made during the year;

•	a decrease of cash inflows of $154.0 million related to gross proceeds from the sale of two wholly-owned subsidiaries, each of which owned one VLCC, to TIL in May of 2014;

•	an increase of cash outflows of $45.6 million, net of working capital adjustments, related to the acquisition of TMS in 2015;

•	a decrease of cash inflows of $1.2 million related to the term loan advance recoveries received in 2014; and

•	a decrease of cash inflows of $1.0 million related to the 2014 net loan repayment from the High-Q joint venture;

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
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2016:

	Total	2017	2018	2019	2020	2021
(in millions of U.S. dollars)
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)	455.0	122.3	110.1	110.0	110.0	2.6
Repayments at maturity of revolving facilities, term loans and other debt (1)	486.7	49.1	65.5	—	—	372.1
Chartered-in vessels (operating leases) (2)	53.1	26.8	8.3	8.3	8.3	1.4
Total	994.8	198.2	183.9	118.3	118.3	376.1

(1)
Excludes all expected interest payments of $22.6 million (2017), $18.7 million (2018), $15.2 million (2019), $12.2 million (2020) and $5.3 million (2021). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.00% at

December 31, 2016. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)
Excludes payments required if we execute all options to extend the terms of in-chartered leases. If we exercise all options to extend the terms of in-chartered leases, we would expect to be obligated to additional total payments of $43.1 million (2017), $17.7 million (2018), $8.3 million (2019), $8.3 million (2020), and $1.4 million (2021).

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
Revenue Recognition
Description. We recognize voyage revenue using the proportionate performance method. Under this method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. This means that voyage revenues are recognized ratably either from the beginning of when product is loaded for one voyage to when it is loaded for the next voyage, or from when product is discharged (unloaded) at the end of one voyage to when it is discharged after the next voyage. A portion of our revenues is also generated from the offshore ship-to-ship transfer of commodities, primarily crude oil and refined oil products, but also liquid gases and various other products. We also generate revenues from other technical activities such as terminal management, consultancy, procurement and equipment rental. Short-term contracts for these services are recognized as services are completed based on a percentage of completion method. Long-term contracts are recognized over the duration of the contract period.

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

The following table presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value as of January 1, 2017. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels in 2016 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

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

Aframax, Suezmax and Product Tankers (in thousands of U.S. dollars, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Conventional Tankers (2)	12	$160,200	$278,159
Conventional Tankers (3)	29	$798,200	$1,315,415
Total	41	958,400	1,593,574

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

Judgments and Uncertainties. Amortization of capitalized dry-docking expenditure requires us to estimate the period of the next dry docking. While we typically dry dock each vessel every two and a half to five years, we may dry dock the vessels at an earlier date. The actual life of a vessel may be different, with a shorter life resulting in an increase in the quarterly depreciation and potentially resulting in an impairment loss. The estimates and assumptions regarding expected cash flows require considerable judgment and are based upon existing contracts, historical experience, financial forecasts and industry trends and conditions. We are not aware of any indicators of impairments nor any regulatory changes or environmental liabilities that we anticipate will have a material impact on our current or future operations.

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next dry dock date we will adjust our annual amortization of dry-docking expenditures.

Valuation of Derivative Instruments
Description. Our risk management policies permit the use of derivative financial instruments to manage interest rate risk. We also have a stock purchase warrant from our involvement in the formation of TIL and entered into a time-charter swap agreement to reduce our exposure to spot tanker market rate variability for certain vessels that are employed in the Aframax revenue sharing pooling arrangement. Changes in fair value of derivative financial instruments that are not designated as cash flow hedges for accounting purposes are recognized in earnings in the consolidated statements of income.

Judgments and Uncertainties. The fair value of our derivative instruments and the change in fair value of our derivative instruments from period to period result from our use of interest rate swap agreements, a time-charter swap agreement and a stock purchase warrant.

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

The fair value of our time-charter swap agreement is the estimated future payments we would receive under normal business conditions at the reporting date, taking into account current spot tanker market rates (or spot rates) and the current credit worthiness of ourselves and the time-charter swap counterparty. The estimated amount for the time-charter swap agreement is the present value of estimated future cash flows, being equal to the difference between a fixed rate and a floating rate based on the spot tanker market.

The estimated fair value of our time-charter swap agreement at the end of each period is most significantly impacted by the spot rate and the expected volatility of the spot market. Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in the supply of and demand for tanker capacity and changes to the supply of and demand for oil and oil products. The cyclical nature of the tanker industry may cause significant increases or decreases in spot rates which will have a material impact on the time-charter swap agreement.

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

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the interest rate swap agreements and time-charter swap or sell the stock purchase warrant at the reporting date, the amount we would pay or receive to terminate the interest rate swap agreements and time-charter swap and the amount we would receive upon sale of the stock purchase warrant may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 – Financial Statements: Note 12 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of income.

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

Please also read Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions.
Directors and Executive Officers of Teekay Tankers Ltd.
The following table provides information about the directors and executive officers of Teekay Tankers Ltd. The business address of each of our directors and officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Ages of the directors and executive officers are as of December 31, 2016.

Name	Age	Position
Arthur Bensler	59	Chairman of the Board of Directors
Richard J.F. Bronks	51	Director (1)
Richard T. du Moulin	70	Director (1)
Kenneth Hvid	48	Director (2)
William Lawes	73	Director (1)
Vincent Lok	48	Chief Financial Officer
Kevin Mackay	48	President and Chief Executive Officer
Bjorn Moller	59	Director

(1)	Member of Audit Committee, Conflicts Committee, and Nominating and Governance Committee.

(2)	Appointed February 22, 2017.

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

Kenneth Hvid joined our Board of Directors on February 22, 2017. He was appointed President and Chief Executive Officer of Teekay Corporation on February 1, 2017 and has served as a director of Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. since 2011. He joined Teekay Corporation in 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of the Teekay Navion Shuttle Tankers and Offshore division. In that role he was responsible for the global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid served as Teekay's Chief Strategy Officer and Executive Vice President from 2011 to December 2015, as a director of Teekay GP L.L.C. from 2011 to June 2015 and as President and Chief Executive Officer of Teekay Offshore Group Ltd., from May 2015 until January 31, 2017. In January 2014, Mr. Hvid also joined the board of Tanker Investments Ltd., an Oslo Stock Exchange listed company established by Teekay Corporation and Teekay Tankers Ltd., and serves as its Chairman. Mr. Hvid has 28 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P.& I. (Bermuda) Ltd.
William Lawes joined our Board of Directors in January 2008. In January 2014, Mr. Lawes also joined the board of Tanker Investments Ltd., an Oslo Stock Exchange listed company established by Teekay Corporation and Teekay Tankers Ltd., and serves as Chairman of the Audit Committee. Mr. Lawes served as a Managing Director and a member of the Europe, Africa and Middle East Regional Senior Management Board of JPMorgan Chase and its predecessor banks based in London from 1987 until 2002. His functional responsibility was Chief Credit and Counterparty Risk Officer for the region. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland. Since March 2005, Mr. Lawes has served as a Director and Chairman of the Audit Committee of Diana Shipping Inc., a global provider of shipping transportation services. He was appointed as Trustee and Member of the Finance and Investment Committee of Seafarers UK in 2016.

Vincent Lok has served as Chief Financial Officer of Teekay Tankers Ltd. since October 2007. Mr. Lok has served as Teekay Corporation’s Executive Vice President and Chief Financial Officer since July 2007. He has held a number of finance and accounting positions with Teekay Corporation, including Controller from 1997 until his promotions to the positions of Vice President, Finance in March 2002 and Senior Vice President and Treasurer in February 2004. He was subsequently appointed Senior Vice President and Chief Financial Officer in November 2006. Mr. Lok also serves as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. and as the Chief Financial Officer of our Manager. Prior to joining Teekay Corporation, Mr. Lok worked as a Chartered Accountant with Deloitte & Touche LLP. Mr. Lok is also a Chartered Financial Analyst.

Kevin Mackay became President and Chief Executive Officer of Teekay Tankers Ltd. in June, 2014 running one of the world’s leading tanker companies. Mr. Mackay joined Teekay Tankers from Phillips 66, where he headed the global marine business unit, responsible for all aspects of marine transportation, from commercial to marine risk management. He held a similar role as the General Manager, Commercial Marine at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then helped establish AET Inc. Limited (AET) in Houston, where he rose through various roles, ultimately to Regional Director - Americas, Senior Vice President, responsible for AET’s business in the Americas. Mr. Mackay holds a B.Sc. (Econ) Honors from the London School of Economics & Political Science. He is currently a serving as a board member on the International Tanker Oil Pollution Federation and as an Executive Committee Member in INTERTANKO.

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
Our executive officers that are employees of Teekay Corporation or other subsidiaries thereof, and their compensation (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or its subsidiaries, and we reimburse Teekay Corporation for time spent by our executive officers on our management matters. This reimbursement is a component of the management fee we pay our Manager, pursuant to the Management Agreement. For the year ended December 31, 2016, the aggregate amount of such reimbursement excluding any long-term incentive plan awards issued directly by us was $0.9 million (2015: $1.4 million; and 2014: $1.1 million). Teekay Corporation’s annual bonus plan, in which each of our executive officers participates, considers both company performance and team performance.
Compensation of Directors
Officers of us or Teekay Corporation who serve as our directors do not receive additional compensation for their service as directors. Each of our non-employee directors receives compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-employee directors receive an annual cash fee of $50,000 and an annual award of $70,000 paid by way of a grant of restricted stock units or stock options, at the director's choice. In addition, members of the Audit Committee each receive a committee cash fee of $7,500 per year, and the chair of the Audit Committee receives a fee of $12,500 for serving in that role. Members of the Conflicts Committee each receive a committee fee of $7,500 per year, and the chair of the Conflicts Committee receives a fee of $12,500 for serving in that role. The chair of the

Nominating and Governance Committee receives a fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors and committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2016, our four non-employee directors received an aggregate of $260,000 in cash fees for their services as directors (2015: $260,000; 2014: $260,000). In addition, each non-employee director received a $70,000 annual award for 2016 to be paid by way of a grant of, at the director’s choice, restricted stock units or stock options, granted under our 2007 Long-Term Incentive Plan pursuant to this annual retainer. During 2016, we granted 284,693 options (2015: nil; 2014: 152,346) and 9,358 restricted stock units (2015: 51,948; 2014: 17,073) to non-employee directors. The stock options and restricted stock units vest immediately.
Long-Term Incentive Program
In the year ended December 31, 2016, we granted under our 2007 Long-Term Incentive Plan options to acquire up to 216,043 shares of Class A common stock (2015: 58,434; 2014: 110,829) and 279,980 restricted stock units (2015: 192,387; 2014: 586,014) to certain employees of Teekay’s subsidiaries that provide services to us. Each option under the plans has a 10-year term and vests equally over three years from the grant date. Each restricted stock unit is equal in value to one share of our common shares plus reinvested dividends from the grant date to the vesting date. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of shares of Class A common stock. We intend to satisfy these grants by issuing shares from authorized capital. Please read Item 18 – Financial Statements: Note 14 – Capital Stock.

Board Practices
Our Board of Directors (or the Board) currently consists of six members. Directors are appointed to serve for a one-year term and until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of our directors, other than Bjorn Moller, a director of Teekay Corporation, Arthur Bensler, the Executive Vice President and General Counsel of Teekay Corporation, and Kenneth Hvid, the President and Chief Executive Officer of Teekay Corporation, has no material relationship with Teekay Tankers Ltd. (either directly or as a partner, shareholder or officer of an organization that has a relationship with Teekay Tankers Ltd.) and is independent within the meaning of Teekay Tankers Ltd.’s director independence standards, which reflect the NYSE director independence standards, as currently in effect and as they may be changed from time to time.

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

Nevertheless, the Board has the following three committees: Audit Committee, Conflicts Committee, and Nominating and Governance Committee. The membership of these committees as of December 31, 2016 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Other Information—Corporate Governance” in the Investor Centre of our Web site at www.teekay.com. During 2016, the Board held four meetings. Directors attended all board meetings. There was one committee member absent for one committee meeting in 2016.

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

As of December 31, 2016, approximately 1,700 seagoing staff served on our vessels. The majority of our subsidiaries employ seagoing staff directly and certain subsidiaries of Teekay Corporation employ the crews for one of our vessels. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries.

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
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2016, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of March 1, 2017 (60 days after December 31, 2016) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned(1)
All directors and executive officers as a group (8 persons) (1)	1,220,526	0.9%	0.8%
_______________________________

(1)
Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation. Please read Item 7 - Major Shareholders and Related Party Transactions for more detail. Also excludes shares beneficially owned by our former director, Peter Evensen, who retired from the Board on January 31, 2017.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth information regarding the beneficial ownership, as of March 1, 2017, of our Class A and Class B common stock by each entity or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, an entity or group beneficially owns any shares that the entity or group has the right to acquire as of April 30, 2017 (60 days after March 1, 2017) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Class B Common Stock	Percent of Class B Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned
Teekay Corporation (1)	19,309,646	13.6%	23,232,757	100.0%	25.7%
Huber Capital Management, LLC (2)	19,539,671	13.8%	—	—	11.8%
_______________________________

(1)	The voting power represented by shares beneficially owned by Teekay Corporation is 7.5% for Class A common stock, 45.0% for Class B common stock and 52.5% for total Class A and Class B common stock.

(2)
According to the Schedule 13G/A filed with the SEC on February 13, 2017, Huber Capital Management, LLC has sole voting power and sole dispositive power as to 8,301,070 and 19,539,671 of the shares, respectively. The voting power represented by shares beneficially owned by Huber Capital Management, LLC is 7.6% for Class A common stock and 7.6% for total Class A and Class B common stock.

Our Class B common stock entitles the holder thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum, while our Class A common stock entitles the holder thereof to one vote per share. Except as otherwise provided by the Marshall Islands Business Corporations Act, holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Teekay Corporation currently controls all of our outstanding Class B common stock and 19,309,646 shares of our Class A common stock. Because of our dual-class structure, Teekay Corporation may continue to control all matters submitted to our shareholders for approval even if it and its affiliates come to own significantly less than 50% of our outstanding shares of capital stock. Shares of our Class B common stock will convert into shares of our Class A common stock on a one-for-one basis upon certain transfers thereof or if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of our common stock

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.

B.	Related Party Transactions
Please read Item 18 – Financial statements: Note 15 – Related Party Transactions for a description of our various related-party transactions.
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

Please see Item 10 - Additional Information: Material Contracts.
Teekay Tankers’ Executive Officers and Certain of its Directors
Kevin Mackay, who has served since June 2014 as our President and Chief Executive Officer, is also an executive officer of our Manager and a member of the executive team of Teekay Corporation.

Vincent Lok, our Chief Financial Officer, is also the Chief Financial Officer of our Manager and the Executive Vice President and Chief Financial Officer of Teekay Corporation.

Arthur Bensler, our Chairman of the Board, is also Executive Vice President and General Counsel of Teekay Corporation and Director and President of Teekay Shipping (Canada) Ltd.

Kenneth Hvid, a member of our Board of Directors, is President and Chief Executive Officer of Teekay Corporation and is a Director of Teekay Offshore GP L.L.C.

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
Registration Rights Agreement
In connection with our initial public offering, we entered into a registration rights agreement with Teekay Corporation pursuant to which we granted Teekay Corporation and its affiliates certain registration rights with respect to shares of our Class A and Class B common stock owned by them. Pursuant to the agreement, Teekay Corporation has the right, subject to certain terms and conditions, to require us, on up to three separate occasions, to register under the U.S. Securities Act of 1933, as amended, shares of Class A common stock, including Class A common stock issuable upon conversion of Class B common stock, held by Teekay Corporation and its affiliates for offer and sale to the public (including by way of underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of our common stock.

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
Compensation of the Manager
Management Fee. In return for services under the Management Agreement, we pay our Manager a management fee based on the following components:

•
Commercial services fee. We pay a fee to our Manager for commercial services it provides to us currently equal to 1.25% of the gross revenue attributable to the vessels, on time charter, our Manager commercially manages for us (excluding vessels participating in the Teekay Suezmax Pool, Teekay Aframax Pools or the Taurus Tankers LR2 Pool). We paid commercial service fees of $1.9 million for 2016, $1.2 million for 2015, and $1.1 million for 2014 excluding the commercial management fees of $0.2 million for 2015 and $0.2 million for 2014 attributable to the Entities under Common Control.

•
Technical services fee. We pay a fee to our Manager for technical services, and we paid technical services fees of $9.2 million for 2016, $7.0 million for 2015, and $5.6 million for 2014 excluding the technical management fees of $0.4 million for 2015 and $0.4 million for 2014 attributable to the Entities under Common Control.

•
Administrative and strategic services fees. We pay fees to our Manager for administrative and strategic services that reimburse our Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. The amount of the profit margin is based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar administrative and strategic services. The transfer pricing study is updated at least annually. We paid administrative and strategic services fees of $10.1 million for 2016, $8.4 million for 2015, and $8.7 million for 2014 excluding administrative and strategic services fees of $0.7 million for 2015 and $0.9 million for 2014 attributable to the Entities under Common Control.

•
For additional information about these services and fee, please see Item 18 – Financial Statements: Note 3 – Acquisition of Entities under Common Control and Item 18 – Financial Statements: Note 15f – Related Party Transactions – Management fee - Related and Other, in our consolidated financial statements included in this Annual Report.

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

Since January 1, 2008, we have maintained an internal account (or the Cumulative Dividend Account) that reflects, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $2.65 per share annual incentive baseline (subject to adjustments for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year). The Cumulative Dividend Account is intended to ensure that our shareholders receive an equivalent of at least $2.65 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in respect of a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance will be reset to zero. We paid no performance fees to our Manager in 2016, 2015, or 2014.

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

•
we had provided notice in the fourth quarter of 2016 after two-thirds of our Board of Directors elects to terminate the Management Agreement, such termination would have been effective on December 31, 2017 (we did not provide such notice); or

•
we provide notice in the fourth quarter of 2021, which termination would be effective on December 31, 2022. If the Management Agreement extends pursuant to its terms as described above, we can elect to exercise this optional termination right in the fourth quarter of the year immediately preceding the end of the respective term.

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

As of December 31, 2016, the Teekay Suezmax Pool consisted of 29 Suezmax tankers (including 16 of our tankers). Vessels trading in the Gemini Suezmax Pool completed their voyages in early 2016, and upon completion, these vessels delivered to and continued to trade in the Teekay Suezmax Pool. The Gemini Suezmax Pool has completed all operations and is in the process of being wound up.

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

Upon delivery of each of our vessels to the Teekay Suezmax Pool, we are required to advance working capital in an aggregate amount of $1.5 million, subject to adjustments made at the discretion of the pool manager. We may be required to advance additional working capital funds from time to time. Working capital advances are returned when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies. Please read Item 18 – Financial Statements: Note 15i – Related Party Transactions.

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
Teekay Aframax Pools
We entered into revenue sharing pool agreements (the Teekay Pooling Agreements) with Teekay Corporation and Teekay Chartering Limited, a subsidiary of TTOL. Pursuant to the Teekay Pooling Agreements, we and Teekay Corporation have agreed to include in the Teekay Aframax Pools all of our and its respective Aframax-class oil tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. As of December 31, 2016, the Teekay Aframax Pools consisted of 35 Aframax tankers, which included three of our owned tankers, four of our in-chartered tankers, and five of our owned LR2 product tankers which are commercially managed by and cross trading from the Taurus Tankers LR2 pool. Any Aframax tanker that becomes subject to a time charter with a term of at least 90 days or becomes subject to enforcement action under a ship-mortgage foreclosure or similar proceeding will no longer participate in the Teekay Aframax Pools, unless otherwise agreed by Teekay Corporation and us. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a third party who is not a party to the Teekay Pooling Agreements.

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

Upon delivery of each of our vessels to the Teekay Aframax Pools, we are required to advance to Teekay Chartering Limited $250,000 for working capital purposes. We may be required to advance additional working capital funds from time to time. Working capital advances will be returned to us when a vessel no longer participates in the pools, less any set-offs for outstanding liabilities or contingencies. Please read Item 18 – Financial Statements: Note 15i – Related Party Transactions.

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

As of December 31, 2016, the Taurus Tankers LR2 Pool consisted of 11 LR2 product tankers, including five of our owned LR2 product tankers which have been deployed into the Aframax pools. A participating LR2 product tanker will no longer participate in the Taurus Tankers LR2 Pool if it becomes subject to a time charter with a term exceeding one year, unless otherwise agreed by all pool participants. In addition, vessels will no longer participate in the pool if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Taurus Pooling Agreement.

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

Upon delivery of each of our vessels to the Taurus Tankers LR2 Pool, we are required to advance working capital in an aggregate amount of $1.0 million, subject to adjustments made at the discretion of the pool manager. We may be required to advance additional working capital funds from time to time. Working capital advances will be returned to us when a vessel no longer participates in the pool, less any set-offs for outstanding liabilities or contingencies. Please read Item 18 – Financial Statements: Note 15i – Related Party Transactions

Term and Termination. There is no specific expiration date for the Taurus Pooling Agreement. However, the pool may be wound up if there are no participants. A pool participant may withdraw from the Taurus Tankers LR2 Pool upon at least 90 days’ notice and shall cease to participate in the Taurus Tankers LR2 Pool if, among other things, it materially breaches the Taurus Pooling Agreement and fails to resolve the breach within a specified cure period or experiences certain bankruptcy events.
Teekay’s Commercial and Technical Operations (TTOL)
In August 2014, we purchased from Teekay Corporation a 50% interest in TTOL, which owns conventional tanker commercial management and technical management operations, including direct ownership in three commercially managed tanker pools (as described above), for an aggregate price of approximately $23.7 million, including net working capital. As consideration for this acquisition, we issued to Teekay Corporation 4.2 million Class B common shares, which had an approximate value of $17.0 million, or $4.03 per share, on the acquisition closing date. In addition, we reimbursed Teekay Corporation for $6.7 million of working capital we assumed from Teekay Corporation in connection with the purchase.
Investment in Tanker Investments Ltd. (TIL)
In January 2014, we and Teekay Corporation jointly created TIL, which seeks to opportunistically acquire, operate, and sell modern secondhand tankers. TIL completed a $250 million equity private placement in which we and Teekay Corporation co-invested $25 million each for a combined 20% initial ownership in the new company. In addition, each of we and Teekay Corporation received (a) a preferred share entitling it to appoint one TIL director and (b) a stock purchase warrant to acquire up to an additional 750,000 shares of TIL’s common stock, linked to TIL’s future share price performance. Please see Item 18 – Financial Statements: Note 11—Derivative Instruments, in our consolidated financial statements included in this Annual Report. In March 2014, TIL completed a $175 million initial public offering and listed its shares on the Oslo Stock Exchange, which reduced our ownership interest in TIL from 10.0% to 6.5%.

In October 2014, we purchased in the open market an additional 0.9 million common shares in TIL. We acquired these shares at a price of NOK 69 per share, or a purchase price of $10.0 million.

As of December 31, 2014, TIL had completed the acquisition of two 2010-built VLCC vessels from us for an aggregate purchase price of $154 million plus related working capital on closing of $1.7 million, four 2009-built Suezmax tankers from Teekay Corporation and six 2009, 2010 and 2011-built Aframax tankers and two 2012-built coated Aframax vessels from third parties. TIL had also signed an agreement to acquire four 2009-built and two 2010-built Suezmax tankers from a third party, which delivered in the first half of 2015. In the first quarter of 2016, TIL completed the sales of the two 2010-built VLCC vessels, which brought the total number of vessels owned by TIL to 18.

In January 2014, TIL entered into a long-term management agreement with our Manager, pursuant to which the Manager provides to TIL commercial, technical, administrative and corporate services and personnel, including TIL’s executive officers, in exchange for management services fees and reimbursement of expenses.

During 2015, TIL repurchased 3.3 million of its own shares on the open market. The common shares were repurchased at a weighted average price of NOK 105.2 per share, or a gross purchase price of $40.6 million. During 2016, TIL repurchased 3.3 million of its own shares in the open market. The common shares were repurchased at a weighted average price of NOK 80.2 per share, or a gross purchase of $31.8 million. As of December 31, 2016, our ownership interest in TIL was 11.3% (December 31, 2015 - 10.2%).

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
Dividend Policy
Prior to the first quarter of 2013, we paid a variable quarterly cash dividend equal to our Cash Available for Distribution each quarter, subject to any reserves determined by our Board of Directors. Dividends are paid equally on a per-share basis between our Class A common stock and our Class B common stock. Cash Available for Distribution represented net income (loss), plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributed to the historical results of vessels acquired by us from Teekay Corporation, prior to their acquisition by us, for the period these vessels were owned and operated by Teekay Corporation. On February 21, 2013, we announced that our Board of Directors elected to move to a fixed quarterly cash dividend of $0.03 per share, which commenced in the quarter ended March 31, 2013. On December 14, 2015, we announced our current dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of our financial results.

The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, the requirements of Marshall Islands law, restrictions in financing agreements and other factors deemed relevant by our Board of Directors.
Significant Changes
Please read Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2016 and Early 2017.

Item 9.	The Offer and Listing
Our Class A common stock is listed on the New York Stock Exchange (or NYSE) under the symbol “TNK”. The following table sets forth the high and low prices for our Class A common stock on the NYSE for each of the periods indicated.

Years Ended	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013	Dec 31, 2012
High	$6.89	$8.53	$5.95	$4.02	$6.33
Low	$1.90	$4.82	$3.18	$2.38	$2.38

Quarters Ended	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016	Jun 30, 2016	Mar 31, 2016	Dec 31, 2015	Sept 30, 2015	Jun 30, 2015	Mar 31, 2015
High	$2.70	$2.85	$3.28	$4.16	$6.89	$8.53	$7.88	$7.88	$7.05
Low	$1.96	$1.90	$2.42	$2.87	$3.26	$6.31	$4.88	$5.70	$4.82

Months Ended	Mar 31, 2017	Feb 28, 2017	Jan 31, 2017	Dec 31, 2016	Nov 30, 2016	Oct 31, 2016
High	$2.40	$2.70	$2.51	$2.78	$2.64	$2.85
Low	$1.96	$2.26	$2.21	$2.21	$1.90	$2.10

Item 10.	Additional Information
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

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our common stock should consult their tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our common stock.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each shareholder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of the ownership or disposition of our common stock.
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
Distributions
We are taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our common stock and thereafter as capital gain, which will be either long term or short term capital gain depending upon whether the U.S. Holder has held the stock for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common stock will be treated as foreign source income and generally will be treated as “passive category income.”

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

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of common stock if the amount of the dividend is equal to or in excess of 10% of a common shareholder’s adjusted tax basis (or fair market value in certain circumstances) in such common stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common stock will be treated as long–term capital loss to the extent of the amount of such dividend.

Certain Non-Corporate U.S. Holders currently are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common stock.
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

Certain Non-Corporate U.S. Holders currently are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of stock. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common stock.

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

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States , 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact that determination of whether we are a PFIC. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

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

Taxation of U.S. Holders Making a Timely QEF Election. A U.S. Holder who makes a timely QEF election (an Electing Holder) must report the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark–to–Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark–to–market” election for that year (a Non–Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any “excess distribution” (i.e., the portion of any distributions received by the Non–Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non–Electing Holder in the three preceding taxable years, or, if shorter, the Non–Electing Holder’s holding period for our common stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

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

Additionally, for each year during which a U.S. Holder owns our common stock, we are a PFIC, and the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our common stock. In addition, if a Non–Electing Holder who is an individual dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step–up in tax basis with respect to such common stock.
U.S. Holders are urged to consult their tax advisors regarding the PFIC rules, including the PFIC annual reporting requirements, as well as the applicability, availability and advisability of, and procedure for, making QEF, Mark-to-Market and other available elections with respect to us, and the U.S. federal income tax consequences of making such elections.
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
U.S. Return Disclosure Requirements for U.S. Individual Holders
U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Individual Holders are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement.

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
Non-United States Tax Considerations
Marshall Islands Tax Considerations
Because we and our subsidiaries do not, and we do not expect that we and our subsidiaries will, conduct business or operations in the Republic of The Marshall Islands, and because all documentation related to our initial public offering was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of the Marshall Islands on distributions, including upon a return of capital, made to shareholders, so long as such persons are not citizens of and do not reside in, maintain offices in, nor engage in business or transactions in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of our common stock.
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
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollars. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are Euro, Singaporean Dollar, Canadian Dollar and British Pound. There is a risk that currency fluctuations will have a negative effect on the value of cash flows. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2016, 2015 or 2014.
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

The table below provides information about financial instruments as at December 31, 2016, that are sensitive to changes in interest rates, including our debt and interest rate swaps. For long-term debt, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	2017	2018	2019	2020	2021	Total	Fair Value Asset / (Liability)	Rate (1)

	(in millions of U.S. dollars, except percentages)
Long-term debt:
Variable rate	171.4	175.6	110.0	110.0	374.7	941.7	(923.3)	2.61%

Interest Rate Swaps:
U.S. Dollar-denominated interest rate swap(2)	—	—	—	200.0	—	200.0	0.4	1.46%
U.S. Dollar-denominated interest rate swap(2)	—	—	—	—	150.0	150.0	1.5	1.55%
U.S. Dollar-denominated interest rate swap(2)	—	—	—	—	50.0	50.0	1.3	1.16%

(1)	Rate refers to the weighted-average effective interest rate for our long-term debt as at December 31, 2016, including the margin we pay on our variable-rate debt.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps is set quarterly at the three-month LIBOR.

Equity Price Risk
We are exposed to the changes in the stock price of TIL. We have a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, the Company may also exercise the stock purchase warrant at 61.67 Norwegian Kroner (or NOK) per share. The stock purchase warrant vests in four equally sized tranches. Each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrant expires on January 23, 2019. Please read Item 18 – Financial Statements: Note 11 – Derivative Instruments.
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

To reduce our exposure, in June 2016 we entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels for a period of 11 months plus an additional two months at the counterparty’s option. The fair value of this derivative agreement is the estimated amount that we would receive or pay to terminate the agreement at the reporting date, based on the present value of our projection of future Aframax spot market tanker rates, which have been derived from current Aframax spot market tanker rates and estimated future rates. As at December 31, 2016, the fair value of the time-charter swap agreement was positive $0.9 million.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of December 31, 2016.

The Chief Executive Officer and Chief Financial Officer do not expect that our disclosure controls or internal controls will prevent all errors and all fraud. Although our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives, a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within us have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.
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

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2016.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, has audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15 (f) under the Exchange Act) that occurred during the year ended December 31, 2016.

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
Our principal accountant for 2016 and 2015 was KPMG LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP.

Fees (in thousands of U.S. dollars)	2016	2015
Audit Fees (1)	408	294
Tax Fees (2)	24	—
	432	294

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.

(2)	For 2016, tax fees principally included corporate tax compliance fees.

No tax services were provided to us by the auditors during the term of their appointment in 2015. No other services were provided to us by the auditors during 2016 or 2015.

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2016 and 2015.

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

•
As a foreign private issuer, we are not required to obtain shareholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common shares or voting power in a transaction.

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
4.2
Management Agreement, as amended by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010 and Amendment No. 3 dated as of January 1, 2011, Addendum to Management Agreement dated March 23, 2016. (8)

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
4.19
Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016 between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks, for a $894.4 million long-term debt facility. (17)

4.20	Secured Term Loan Facility Agreement dated August 28, 2015 between Teekay Tankers Ltd., ABN AMRO Capital USA LLC and various other banks for the principal amount of $397.2 million. (17)
4.21
Secured Term Loan Facility Agreement dated January 30, 2015 between Teekay Tankers Ltd., ABN AMRO Capital USA LLC, DNB Capital LLC and DNB Markets, Inc., for the principal amount of approximately $126.6 million. (17)

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

10.3	Equity Distribution Agreement, dated June 4, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. (16)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer.
13.1	Teekay Tankers Ltd. Certification of Kevin Mackay, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Teekay Tankers Ltd. Certification of Vincent Lok, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of KPMG LLP, as independent registered public accounting firm.
101	The following materials for the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 formatted in XBRL:
101.INS XBRL Instance Document
101.SCH XBRL Taxonomy Extension Schema
101.CAL XBRL Taxonomy Extension Calculation Linkbase
101.DEF XBRL Taxonomy Extension Definition Linkbase
101.LAB XBRL Taxonomy Extension Label Linkbase
101.PRE XBRL Taxonomy Extension Presentation Linkbase
___________________________

(1)
Previously filed as an exhibit to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.

(2)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on May 28, 2008, and hereby incorporated by reference to such Report.

(3)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 30, 2009, and hereby incorporated by reference to such Report.

(4)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on June 1, 2010 and hereby incorporated by reference to such Report.

(5)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 10, 2010 and hereby incorporated by reference to such Report.

(6)	Previously filed as Exhibit 4.11 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.

(7)	Previously filed as Exhibit 4.12 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.

(8)	Previously filed as an exhibit to the Company’s Report on Form 20-F filed with the SEC on April 27, 2016 and hereby incorporated by reference to such Report.

(9)	Previously filed as Exhibit 4.17 to the Company’s Report on Form 6-K furnished to the SEC on September 17, 2012 and hereby incorporated by reference to such Report.

(10)	Previously filed as Exhibit 99.1 to the Company’s Registration Statement on Form, S-8 filed with the SEC on March 7, 2014 and hereby incorporated by reference to such Registration Statement.

(11)	Previously filed as Exhibit 4.18 to the Company’s Report on Form 20-F filed with the SEC on April 30, 2013 and hereby incorporated by reference to such Report.

(12)	Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on November 18, 2015 and hereby incorporated by reference to such Report.

(13)	Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K furnished to the SEC on August 7, 2015 and hereby incorporated by reference to such Report.

(14)	Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on November 18, 2015 and hereby incorporated by reference to such Report.

(15)	Previously filed as Exhibits 10.3 and 10.4 to the Company’s Report on Form 6-K filed with the SEC on November 18, 2015 and hereby incorporated by reference to such Report.

(16)	Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K furnished to the SEC on June 4, 2015 and hereby incorporated by reference to such Report.

(17)	Previously filed as an exhibit to the Company's Report on Form 20-F filed with the SEC on April 27, 2016 and hereby incorporated by reference to such Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY TANKERS LTD.

Date: April 26, 2017	By:	/s/ Vincent Lok
Vincent Lok
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Teekay Tankers Ltd.

We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. and subsidiaries (the “Company”) as of December 31, 2016 and 2015, and the related consolidated statements of income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 26, 2017 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
April 26, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
Teekay Tankers Ltd.

We have audited Teekay Tankers Ltd. and subsidiaries (the “Company") internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting in the accompanying Form 20-F. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2016 and 2015, and the related consolidated statements of income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2016, and our report dated April 26, 2017, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
April 26, 2017

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (notes 1 and 3)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
REVENUES
Net pool revenues (notes 15f and 15i)	300,295	370,583	138,631
Time charter revenues (note 15f)	97,374	75,375	94,213
Voyage charter revenues	90,032	41,283	8,040
Interest income from investment in term loans (note 6)	—	—	9,118
Other revenues (note 23)	39,195	26,952	—
Total revenues	526,896	514,193	250,002

Voyage expenses	(55,241)	(19,816)	(11,223)
Vessel operating expenses (notes 15f and 15g)	(182,598)	(137,164)	(98,403)
Time-charter hire expense (note 17)	(59,647)	(74,898)	(22,160)
Depreciation and amortization	(104,149)	(73,760)	(53,292)
General and administrative expenses (note 15f)	(18,211)	(17,354)	(12,821)
(Loss) gain on sale of vessels (note 21)	(20,594)	771	9,955
Restructuring charges (note 23)	—	(4,772)	—
Income from operations	86,456	187,200	62,058

Interest expense	(29,784)	(17,389)	(9,128)
Interest income	117	107	287
Realized and unrealized loss on derivative instruments (note 11)	(964)	(1,597)	(1,712)
Equity income (note 8)	13,101	14,411	5,228
Other (expense) income (note 16)	(6,071)	(3,097)	3,805
Net income	62,855	179,635	60,538

Per common share amounts (note 20)
• Basic earnings per share	$0.40	$1.36	$0.67
• Diluted earnings per share	$0.40	$1.35	$0.66
• Cash dividends declared	$0.18	$0.24	$0.12

Weighted-average number of Class A and Class B common stock outstanding (note 20)
• Basic	156,323,348	130,136,228	85,882,685
• Diluted	156,565,415	130,717,709	86,247,137
Related party transactions (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 3)
(in thousands of U.S. dollars)

	As at December 31, 2016 $	As at December 31, 2015 $
ASSETS
Current
Cash and cash equivalents	68,108	96,417
Restricted cash	750	870
Pool receivables from affiliates, net (note 15i)	24,598	62,735
Accounts receivable	30,247	28,313
Vessels held for sale (note 21)	33,802	—
Due from affiliates (note 15g)	41,420	67,159
Current portion of derivative asset (note 11)	875	—
Prepaid expenses	15,684	24,320
Total current assets	215,484	279,814
Vessels and equipment At cost, less accumulated depreciation of $459.3 million (2015 - $391.0 million) (note 21)	1,605,372	1,767,925
Investment in and advances to equity accounted investments (note 8)	81,273	86,808
Derivative assets (note 11)	4,538	5,164
Intangible assets - net (note 24)	17,658	29,619
Goodwill (note 24)	8,059	—
Other non-current assets	41	146
Total assets	1,932,425	2,169,476
LIABILITIES AND EQUITY
Current
Accounts payable	12,265	16,717
Accrued liabilities (notes 9 and 15g)	27,224	62,029
Current portion of long-term debt (note 10)	171,019	174,047
Current portion of derivative liabilities (note 11)	1,108	6,330
Current portion of in-process revenue contracts	—	1,223
Deferred revenue	4,394	2,676
Due to affiliates (note 15g)	20,912	26,630
Total current liabilities	236,922	289,652
Long-term debt (note 10)	761,997	990,558
Derivative liabilities (note 11)	—	4,208
Other long-term liabilities (note 12)	12,882	7,597
Total liabilities	1,011,801	1,292,015
Commitments and contingencies (notes 8,11 and 17)
Equity
Common stock and additional paid-in capital (300 million shares authorized, 136.1 million Class A and 23.2 million class B shares issued and outstanding as of December 31, 2016 (2015 - 132.8 million Class A and 23.2 million Class B shares issued and outstanding) (notes 4 and 14)	1,103,304	1,094,874
Accumulated deficit	(182,680)	(217,413)
Total equity	920,624	877,461
Total liabilities and equity	1,932,425	2,169,476
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 3)
(in thousands of U.S. dollars)

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net income	62,855	179,635	60,538
Non-cash items:
Depreciation and amortization	104,149	73,760	53,292
Loss (gain) on sale of vessels (note 21)	20,594	(771)	(9,955)
Unrealized gain on derivative instruments (note 11)	(9,679)	(8,193)	(8,281)
Equity income (note 8)	(13,101)	(14,411)	(5,228)
Other	9,270	2,266	(1,450)
Change in operating assets and liabilities (note 18)	44,496	(25,880)	(50,904)
Expenditures for dry docking	(8,608)	(39,617)	(17,072)
Net operating cash flow	209,976	166,789	20,940
FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	906,149	688,695	98,796
Repayments of long-term debt	(162,092)	(40,029)	(20,367)
Prepayment of long-term debt	(979,877)	(191,592)	(167,000)
Proceeds from long-term debt of Entities under Common Control (note 3)	—	—	10,368
Repayment from long-term debt of Entities under Common Control (note 3)	—	(4,632)	(3,309)
Net advances from affiliates (note 3)	—	(825)	(17,376)
Equity contribution from Teekay Corporation to Entities under Common Control (note 3)	—	1,928	3,001
Equity contribution from Teekay Corporation (note 15e)	—	—	1,267
Acquisition of the Explorer Spirit and Navigator Spirit from Teekay Offshore Partners L.P. (note 3)	—	(31,870)	—
Cash dividends paid	(46,847)	(15,139)	(10,165)
Proceeds from equity offerings, net of offering costs (note 4)	7,558	242,264	111,190
Net financing cash flow	(275,109)	648,800	6,405
INVESTING ACTIVITIES
Proceeds from the sale of vessels and equipment (note 21)	27,550	11,080	154,000
Expenditures for Principal Maritime Vessel acquisitions (note 21)	—	(612,000)	—
Expenditures for vessels and equipment	(9,226)	(236,229)	(2,084)
Loan repayments from High-Q joint venture (note 8)	3,500	1,000	1,950
Return of capital from (investment in) TTOL (note 8)	15,000	(239)	(6,494)
Investment in and advances to TIL (note 8)	—	—	(35,045)
Deposit for vessel purchase (note 21)	—	—	(3,700)
Investment in term loans (note 6)	—	—	1,179
Acquisition of SPT (note 24)	—	(45,581)	—
Net investing cash flow	36,824	(881,969)	109,806
(Decrease) increase in cash and cash equivalents	(28,309)	(66,380)	137,151
Cash and cash equivalents, beginning of the year	96,417	162,797	25,646
Cash and cash equivalents, end of the year	68,108	96,417	162,797
Supplemental cash flow information (note 18)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes 1 and 3)
(in thousands of U.S. dollars, except share amounts)

	EQUITY
	Equity of Entities under Common Control $	Common Stock and Paid-in Capital
		Thousands of Common Stock #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2013	16,158	83,591	673,092	125	(388,545)	300,830
Net income	3,396	—	—	—	57,142	60,538
Proceeds from issuance of Class A common stock, net of offering costs of $4.8 million (note 4)	—	24,167	111,190	—	—	111,190
Value assigned to share issuance to Teekay Corporation for purchase of TTOL (note 4)	—	4,221	—	17,010	—	17,010
Purchase of TTOL from Teekay Corporation (note 8)	—	—	—	—	(6,626)	(6,626)
Equity contribution from Teekay Corporation (note 15e)	—	—	—	—	1,267	1,267
Net change in parent's equity from Entities under Common Control (note 3)	3,001	—	—	—	—	3,001
Dividends declared	—	—	—	—	(10,165)	(10,165)
Equity-based compensation (note 14)	—	85	1,233	—	—	1,233
Balance as at December 31, 2014	22,555	112,064	785,515	17,135	(346,927)	478,278
Net income	2,708	—	—	—	176,927	179,635
Proceeds from issuance of Class A common stock, net of offering costs (note 4)	—	37,201	246,032	—	—	246,032
Proceeds from issuance of Class B common stock, net of offering costs (note 4)	—	6,512	—	45,500	—	45,500
Value adjustment to share issuance to Teekay Corporation for purchase of TTOL (note 8)	—	—	—	—	(239)	(239)
Net change in parent's equity from Entities under Common Control (note 3)	1,928	—	—	—	—	1,928
Acquisition of SPT Explorer and Navigator Spirit from Teekay Offshore Partners L.P. (note 3)	(27,191)	—	—	—	(13,311)	(40,502)
Dividends declared	—	—	—	—	(33,863)	(33,863)
Equity-based compensation (note 14)	—	254	692	—	—	692
Balance as at December 31, 2015	—	156,031	1,032,239	62,635	(217,413)	877,461
Net income	—	—	—	—	62,855	62,855
Proceeds from issuance of Class A common stock, net of offering costs (note 4)	—	3,020	7,558	—	—	7,558
Dividends declared	—	—	—	—	(28,122)	(28,122)
Equity-based compensation (note 14)	—	253	872	—	—	872
Balance as at December 31, 2016	—	159,304	1,040,669	62,635	(182,680)	920,624
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
Basis of presentation and consolidation principles
During October 2007, Teekay Corporation (Teekay) formed Teekay Tankers Ltd., a Marshall Islands corporation (together with its wholly owned subsidiaries and the Entities under Common Control, as described in note 3, collectively the Company), to acquire from Teekay a fleet of nine double-hull Aframax-class oil tankers in connection with the Company’s initial public offering (or IPO). As of December 31, 2016, the Company’s fleet included a total of 51 vessels, of which seven were chartered-in and one was 50%-owned through the High-Q Investment Ltd. joint venture (or High-Q).

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
Currency translation
The Company’s functional currency is the U.S. dollar. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in other (expenses) income in the accompanying consolidated statements of income.
Operating revenues and expenses
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

Other revenues are earned from the offshore ship-to-ship transfer of commodities, primarily crude oil and refined oil products, but also liquid gases and various other products which are referred to as support operations. In addition, other revenues are also earned from other technical activities such as terminal management, consultancy, procurement and equipment rental. Other revenues from short-term contracts are recognized as services are completed based on percentage of completion or in the case of long-term contracts, are recognized over the duration of the contract period.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Company, as shipowner, pays voyage expenses under voyage charters; its customers

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

pay voyage expenses under time charters. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The Company pays vessel operating expenses under both voyage and time charters and for vessels which earn net pool revenue, as described below. Voyage expenses and vessel operating expenses are recognized when incurred.
Share-based compensation
The Company grants stock options and restricted stock units as incentive-based compensation to certain employees of Teekay who support the operations of the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it is a single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award. The Company also grants common stock and fully vested stock options as incentive-based compensation to non-management directors, which are expensed immediately (see note 14).
Cash and cash equivalents
The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Restricted Cash

The Company maintains restricted cash deposits relating to certain contracts which were assumed as part of the acquisition of the ship-to-ship transfer business in 2015 (note 24). Attached to these contracts are certain performance guarantees required by the Company.
Accounts receivable, allowance for doubtful accounts, and investment in term loans and other loan receivables
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are written off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at December 31, 2016 and 2015.

The Company’s investment in term loans and advances to equity accounted investments are recorded at cost. The premium paid over the outstanding principal amount was amortized to interest income over the term of the loan using the effective interest rate method. The Company analyzes its loans for collectability during each reporting period. A loan provision is recorded, based on current information and events, if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining that a loan provision is required include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available), any information provided by the debtor regarding their ability to repay the loan, and the fair value of the underlying collateral. When a loan provision is recorded, the Company measures the amount of the provision based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting provision in the consolidated statements of income. The carrying value of the loans is adjusted each subsequent period to reflect any changes in the present value of the expected future cash flows, which may result in increases or decreases to the loan provision.

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	December 31, 2016 $	December 31, 2015 $
Advances to equity accounted investments	Other internal metrics	Performing	10,480	13,980
			10,480	13,980
Equity accounted investments
The Company’s investments in the High-Q joint venture, Teekay Tanker Operations Ltd. (or TTOL) and Tanker Investments Ltd. (or TIL) are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity accounted investment for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of income. The Company’s maximum exposure to loss is the amount it has invested in its equity accounted investments, including stock purchase warrants of TIL.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (including depreciation attributable to the Entities under Common Control and excluding amortization of dry-docking costs and intangible assets) for the years ended December 31, 2016, 2015 and 2014 totaled $81.5 million, $59.5 million, and $42.5 million, respectively.

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

The following table summarizes the change in the Company’s capitalized dry docking costs, from January 1, 2014 to December 31, 2016:

	Year Ended December 31,
	2016 $	2015 $	2014 $
Balance at the beginning of the year	62,146	35,509	29,269
Cost incurred for dry docking	9,340	39,617	17,072
Dry-dock amortization	(18,736)	(12,866)	(10,832)
Vessel sales	(3,452)	(114)	—
Balance at the end of the year	49,298	62,146	35,509

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
Debt issuance costs
Debt issuance costs related to loan facilities, including fees, commissions and legal expenses, are directly deducted from the carrying amount of that loan facility. Debt issuance costs of revolving credit facilities and term loans are amortized using the effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense in the consolidated statements of income.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Income taxes
The Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense.

The Company believes that it and its subsidiaries are not subject to income taxation under the laws of the Republic of The Marshall Islands or Bermuda, or that distributions by its subsidiaries to the Company will be subject to any income taxes under the laws of such countries, and that it qualifies for the Section 883 exemption under U.S. federal income tax purposes.
Derivative instruments
All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value each quarter, regardless of the purpose or intent for holding the derivative. The method of recognizing the resulting gains or losses are dependent on whether the derivative contracts are designed to hedge a specific risk and whether the contracts qualify for hedge accounting. The Company does not apply hedge accounting to its derivative instruments, however it could for certain types of interest rate swaps that it may enter into in the future.

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the consolidated statements of income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings in the consolidated statements of income. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of income. If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the consolidated statements of income.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) ASC 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated derivatives are recorded in realized and unrealized loss on derivative instruments in the Company’s consolidated statements of income.
Earnings per share
Earnings per share is determined by dividing (a) net income of the Company after deducting the amount of net income attributable to the Entities under Common Control by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises.

2.	Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Company January 1, 2018 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company expects that the adoption of ASU 2014-09 may result in a change in the method of recognizing revenue from voyage charters, whereby the Company’s method of determining proportional performance will change from discharge-to-discharge to load-to-discharge. This will result in no revenue being recognized from discharge of the prior voyage to loading of the current voyage and all revenue being recognized from loading of the current voyage to discharge of the current voyage. This change will result in revenue being recognized later in the voyage which may cause additional volatility in revenue and earnings between periods. The Company is in the process of validating aspects of its preliminary assessment of ASU 2014-09, determining the transitional impact and completing other items required for the adoption of ASU 2014-09.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right of use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The Company expects to adopt ASU 2016-02 effective January 1, 2018. A modified retrospective transition approach is required for lessees for capital and operating leases existing at, or entered into after, the beginning of the earliest comparative period presented in the financial statements, with certain practical expedients available. The Company expects that the adoption of ASU 2016-02 will result in a change in accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the Company will recognize a right of use asset and a lease liability on the balance sheet for these charters, whereas currently no right of use asset or lease liability is recognized. This will have the result of increasing the Company’s assets and liabilities. The pattern of expense recognition of chartered-in vessel is expected to remain substantially unchanged, unless the right of use asset becomes impaired. The Company is in the process of validating aspects of its preliminary assessment of ASU 2016-02, determining the transitional impact and completing other items required for the adoption of ASU 2016-02.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 is effective for the Company January 1, 2017 with early adoption permitted. The Company expects the impact of adopting this new accounting guidance will result in a change in presentation of cash payments for tax withholdings on share settled equity awards from an operating cash outflow to financing cash outflow on the Company's statements of cash flows.

In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. This update is effective for the Company January 1, 2018, with a retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.

3.	Acquisition of Entities under Common Control
On December 18, 2015, the Company acquired from Teekay Offshore Partners L.P. (or TOO), which is an entity controlled by Teekay Corporation (or Teekay), two conventional oil tankers (the Explorer Spirit, formerly known as the SPT Explorer, and the Navigator Spirit), associated working capital and debt facilities, for an aggregate price of $39.0 million, including working capital of approximately $8.6 million and net of outstanding debt of approximately $49.6 million (or the 2015 Acquired Business). Of this net amount, $30.4 million was paid on closing of the transaction in December 2015 and the remaining $8.6 million was settled in the first quarter of 2016. As part of this acquisition Teekay paid the Company $2.9 million to terminate the existing time-charters for the Explorer Spirit and Navigator Spirit. Subsequent to the acquisition, Teekay entered into a contract with the Company to guarantee commitments under the existing credit facilities related to the two vessels for a payment of $1.5 million. As a result of the 2015 Acquired Business, the Company's consolidated financial statements prior to the date of the Company acquired interests in the vessels are retroactively adjusted to include the results of these vessels during the periods they were under common control of Teekay and had begun operations. The effect of adjusting such information to account for the 2015 Acquired Business in periods prior to the Company's acquisition thereof is referred to as the Entities under Common Control.

Assets and liabilities of the vessels the Company acquired from TOO were reflected on the Company's consolidated balance sheet at TOO’s historical carrying values. The amount of the net purchase price of $39.0 million that was in excess of TOO’s historical carrying value of the net assets acquired of $25.0 million was accounted for as a $14.0 million return of capital to Teekay.

All periods prior to the acquisition of these vessels from TOO have been retroactively adjusted to include the results of these vessels, as is required for a reorganization of entities under common control. All intercorporate transactions relating to these vessels between the Company and Teekay that occurred prior to the vessels’ acquisition by the Company have been eliminated upon consolidation.

The effect of adjusting the Company’s consolidated financial statements to account for these common control exchanges increased the Company’s net income for the years ended December 31, 2015 and 2014 by $2.7 million and $3.4 million, respectively. The adjustments for the Entities under Common Control increased the Company’s revenues for the years ended December 31, 2015 and 2014 by $9.8 million and $14.4 million, respectively.

In the preparation of the comparative amounts in these consolidated financial statements, shore-based costs for commercial management services (voyage expenses), ship management services (vessel operating expenses) and corporate/administrative services (general and administrative) were not identifiable as relating solely to each specific vessel. Costs for commercial management services were allocated based on the rates charged by Teekay to third parties to provide such services. Costs for ship management services were allocated based on internal estimates of the cost to provide this function. Costs for corporate/administrative services were allocated based on the actual per day costs incurred for the Company’s other conventional tankers. Management believes these allocations reasonably present the interest expense and the general and administrative expenses of the Entities under Common Control.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

4.	Public Offerings and Private Placements
The following table summarizes the issuances of common shares over the three years ending December 31, 2016:

Date	Number of Common Stock Issued		Offering Price (Per Share)	Gross Proceeds	Net Proceeds	Teekay's Ownership After the Offering	Use of Proceeds
August 2014	4,220,945	(1)	$4.03	17,010	17,010	28.7%	Acquisition of interest in TTOL
December 2014	24,166,666	(2)	$4.80	116,000	111,190	26.2%	Acquisition of conventional tankers
January 2015	3,000,000	(3)	$4.57	13,716	13,685	25.5%	Acquisition of conventional tankers
July 2015	6,511,812	(4)	$6.99	45,500	45,500	28.3%	Acquisition of the ship-to-ship business
August 2015	13,630,075	(5)	$6.65	90,640	90,640	28.8%	Acquisition of conventional tankers
August - October 2015	7,180,083	(5)	$6.12 - $7.92	49,268	49,268	26.2%	Acquisition of conventional tankers
Continuous offering program during 2015	13,391,100	(6)	$6.04 - $7.70	94,594	92,439	(6)	General purposes including acquisitions of conventional tankers
Continuous offering program during 2016	3,020,000	(7)	$2.38 - $2.75	7,747	7,558	(7)	General corporate purposes

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

(4)
Represents Class B common shares issued to Teekay as consideration for the Company’s acquisition of the ship-to-ship transfer business. The shares had an approximate value of $45.5 million, or $6.99 per share, when the purchase price was agreed between the parties.

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

(7)	In December 2016, the Company re-opened its $80.0 million COP. The portion of the Company's voting power and ownership held by Teekay at December 31, 2016 was 52.9% and 25.4%, respectively.

5.	Business Operations
Significant Customers
The following table presents total revenues and percentage of total revenues for customers that accounted for more than 10% of the Company’s total revenues during the periods presented. Total revenues from customers attributable to the Entities under Common Control are included in the table.

	Year Ended December 31,
	2016	2015	2014
Statoil ASA (2)	(1)	(1)	$38.3	million

(1)	Less than 10% of the total revenues

(2)	Conventional tanker segment

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Concentration of Credit Risk
There is a concentration of credit risk with respect to the total amounts due from affiliates and pool receivables from affiliates with these amounts being due from affiliates of Teekay as at December 31, 2016 (see note 15i). The Company also relies on Teekay Chartering Ltd., a wholly-owned subsidiary of Teekay, to actively manage and administer all voyage-related functions for vessels on time charter contracts and for vessels trading in the Teekay Aframax RSA Pool (a vessel pooling arrangement of Aframax tankers), the Teekay Classic Aframax Pool (a vessel pooling arrangement for Aframax tankers older than 15 years), the Suezmax RSA Pool (a vessel pooling arrangement of Suezmax tankers), and the Taurus RSA Pool (a vessel pooling arrangement of product tankers).

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

The following table includes results for the Company’s revenue and income from operations by segment for the years ended December 31, 2016 and 2015. Prior to 2015, the Company had one operating segment.

Year Ended December 31, 2016	Conventional Tanker Segment $	Ship-to-Ship Transfer Segment $	Inter-segment Adjustment (1) $	Total $
Revenues	488,961	41,136	(3,201)	526,896
Voyage expenses	(58,442)	—	3,201	(55,241)
Vessel operating expenses	(150,100)	(32,498)	—	(182,598)
Time-charter hire expense	(57,368)	(2,279)	—	(59,647)
Depreciation and amortization	(99,024)	(5,125)	—	(104,149)
General and administrative expenses	(14,444)	(3,767)	—	(18,211)
(Loss) gain on sale of vessels	(20,926)	332	—	(20,594)
Income (loss) from operations (2)	88,657	(2,201)	—	86,456
Equity income	13,101	—	—	13,101

(1)
The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations and the pricing for such services is based on estimated costs incurred of approximately $25,000 per voyage.

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Year Ended December 31, 2015	Conventional Tanker Segment $	Ship-to-Ship Transfer Segment $	Inter-segment Adjustment (1) $	Total $
Revenues	496,455	18,587	(849)	514,193
Voyage expenses	(19,468)	(348)	—	(19,816)
Vessel operating expenses	(123,572)	(14,441)	849	(137,164)
Time-charter hire expense	(74,860)	(38)	—	(74,898)
Depreciation and amortization	(72,118)	(1,642)	—	(73,760)
General and administrative expenses	(15,369)	(1,985)	—	(17,354)
Gain on sale of vessel	771	—	—	771
Restructuring charge	(4,445)	(327)	—	(4,772)
Income (loss) from operations (2)	187,394	(194)	—	187,200
Equity income	14,411	—	—	14,411

(1)
The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations and the pricing for such services is based on estimated costs incurred of approximately $25,000 per voyage.

(2)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	As at December 31, 2016 $	As at December 31, 2015 $
Conventional Tanker	1,807,602	2,020,317
Ship-to-Ship Transfer	26,468	24,429
Cash and cash equivalents	68,108	96,417
Accounts receivable	30,247	28,313
Total assets	1,932,425	2,169,476

8.	Investments in and advances to Equity Accounted Investments

	Year Ended December 31,
	2016 $	2015 $
High-Q Joint Venture	22,025	21,166
Tanker Investments Ltd.	47,710	44,195
Teekay Tanker Operations Ltd.	11,538	21,447
Total	81,273	86,808

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

As at December 31, 2016, the High-Q joint venture has a loan outstanding with a financial institution with a balance of $48.5 million (December 31, 2015 - $54.2 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The High-Q joint venture has an interest rate swap agreement with a notional amount of $48.5 million that expires in June 2018, 50% of which is guaranteed by the Company. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.
In January 2014, the Company and Teekay formed TIL, which seeks to opportunistically acquire, operate and sell modern second-hand tankers. The Company purchased 2.5 million shares of common stock for $25.0 million and received a stock purchase warrant entitling it to purchase up to 750,000 additional shares of common stock of TIL (see note 11). The stock purchase warrant is a derivative asset which had an estimated fair value of $0.3 million as at December 31, 2016 (December 31, 2015 - $5.2 million). The Company also received one preferred share, which entitles the Company to elect one Board member of TIL. The preferred share does not give the Company a right to any dividends or distributions of TIL. In October 2014, the Company purchased an additional 0.9 million common shares of TIL on the open market. The common shares were acquired at a price of NOK 69 per share, or a purchase price of $10.0 million.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In May 2014, the Company sold two wholly-owned subsidiaries, each of which owns one VLCC, to TIL (see note 21).
In 2015, TIL had repurchased 3.3 million of its own shares on the open market. The common shares were repurchased at a weighted average price of NOK 105.2 per share, or a gross purchase price of $40.6 million. In 2016, TIL repurchased 3.3 million of its own shares in the open market. The common shares were repurchased at a weighted average price of NOK 80.2 per share, or a gross purchase of $31.8 million. As of December 31, 2016, the Company’s ownership interest in TIL was 11.3% (December 31, 2015 - 10.2%). As of December 31, 2016, the value of the Company's 3.4 million shares of common stock of TIL was $14.3 million (December 31, 2015 - $42.1 million).

c.
In August 2014, the Company purchased from Teekay a 50% interest in TTOL, which owns conventional tanker commercial management and technical management operations, including the direct ownership in five commercially managed tanker pools, for an aggregate price of approximately $23.7 million, including net working capital. Teekay retained the remaining 50% interest in TTOL.

As consideration for this acquisition, the Company issued to Teekay 4.2 million Class B common shares. The 4.2 million Class B common shares had an approximate value of $15.6 million, or $3.70 per share, when the purchase price was agreed to between the parties and a value of $17.0 million, or $4.03 per share, on the acquisition closing date. The purchase price, for accounting purposes, is based upon the value of the Class B common shares on the acquisition closing date. In addition, the Company reimbursed Teekay for $6.7 million of working capital it assumed from Teekay in connection with the purchase. The book value of the assets acquired, including working capital, was $16.9 million on the date of acquisition. The excess of the purchase price over the Company’s proportionate interest in the book value of the net assets acquired, which amounted to $6.9 million, is accounted for as an equity distribution to Teekay. The portion of the purchase price paid with the 4.2 million of Class B common shares is reflected in the statement of cash flows as a non-cash transaction. The Company accounts for its ownership interest in TTOL using the equity method.

In January 2016, the Company received $15.0 million as a return of capital from TTOL.

A condensed summary of the Company’s financial information for equity accounted investments (11.3% to 50.0% owned) shown on a 100% basis are as follows:

	As at December 31,
	2016 $	2015 $
Cash and cash equivalents	62,817	97,933
Other current assets	33,321	206,460
Vessels and equipment	816,943	855,232
Other non-current assets	20,558	25,304

Current portion of long-term debt	43,677	149,301
Other current liabilities	32,840	41,321
Long-term debt	367,201	485,627
Other non-current liabilities	26,341	31,269

	Year Ended December 31,
	2016 $	2015 $	2014 $
Revenues	169,601	225,596	94,244
Income from operations	73,782	109,253	16,460
Realized and unrealized loss on derivative instruments	(244)	(689)	(831)
Net income	50,313	90,059	3,598

For the year ended December 31, 2016, the Company recorded equity income of $13.1 million (2015 - $14.4 million and 2014 – $5.2 million). Equity income is comprised of the Company’s share of net income from the High-Q joint venture, TIL, and TTOL.

9.	Accrued Liabilities

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31,
	2016 $	2015 $
Voyage and vessel	15,631	30,112
Corporate accruals	504	19,255
Interest	2,527	4,742
Payroll and benefits to related parties	8,562	7,920
Total	27,224	62,029

10.	Long-Term Debt

	Year Ended December 31,
	2016 $	2015 $
Revolving credit facilities due through 2021	466,195	530,971
Term loans due through 2021	475,466	635,330
Total principal	941,661	1,166,301
Less: unamortized discount and debt issuance costs	(8,645)	(1,696)
Total debt	933,016	1,164,605
Less: current portion	(171,019)	(174,047)
Non-current portion of long-term debt	761,997	990,558

As at December 31, 2016, the Company had three revolving credit facilities (or the Revolvers), which, as at such date provided for aggregate borrowings of up to $500.5 million, of which $34.3 million was undrawn (December 31, 2015 - $545.5 million, of which $14.6 million was undrawn). Interest payments are based on LIBOR plus margins, which at December 31, 2016 ranged between 0.45% and 2.00% (December 31, 2015 - 0.45% and 0.60%). The total amount available under the Revolvers reduces by $64.1 million (2017), $67.3 million (2018), and $369.1 million (2021). As at December 31, 2016 the Company also had two term loans outstanding, which totaled $475.5 million (December 31, 2015 - $635.3 million). Interest payments on the term loans are based on LIBOR plus margins, which at December 31, 2016, the margin ranged from 0.30% to 2.00% (December 31, 2015 - 0.30% to 2.80%). The term loan repayments are made in quarterly or semi-annual payments. One term loan also has a balloon or bullet repayment due at maturity in 2021. These revolving credit facilities and term loans are further described below.

In January 2016, the Company entered into a $894.4 million long-term debt facility (or the New Debt Facility), consisting of both a term loan and a revolving credit component, which are both scheduled to mature in January 2021. In January 2016, $845.8 million of the New Debt Facility was used to repay the Company’s two bridge loan facilities, which matured in late January 2016, and a portion of the Company’s corporate revolving credit facility, which was scheduled to mature in 2017. As at December 31, 2016 the corporate revolving credit facility had an outstanding balance of $55.1 million (December 31, 2015 - $447.0 million). The New Debt Facility is collateralized by 36 of the Company's vessels, together with other related security. The New Debt Facility also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2016, this ratio was 140%. The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt.

The Company's two remaining Revolvers are collateralized by five of the Company’s vessels, together with other related security. One of the Revolvers requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. Such requirement is assessed on an annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Company to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2016, such revolver, with a minimum hull coverage ratio requirement, had an outstanding balance of $72.0 million (December 31, 2015 - $84.0 million) and a hull coverage ratio of 117% (December 31, 2015 - 138%). The vessel value used in this ratio is an appraised value prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. One of the Revolvers is guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $50.0 million and at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay. In addition, one of the Revolvers requires the Company and certain of its subsidiaries to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5.0% of the Company’s total consolidated debt.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company's remaining term loan is collateralized by two of the Company’s vessels, together with certain other related security. The term loan is guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay.

As at December 31, 2016, the Company was in compliance with all covenants in respect to the Revolvers and term loans. Teekay has also advised the Company that Teekay is in compliance with all covenants relating to the revolving credit facilities and term loans to which the Company is a party.

The Company and certain other subsidiaries of Teekay are borrowers under one term loan arrangement. Under this arrangement, each of the borrowers is obligated on a joint and several basis. For accounting purposes, obligations resulting from long-term debt joint and several liability arrangements are measured at the sum of the amount the Company agreed to pay, on the basis of its arrangement with its co-obligor, and any additional amount the Company expects to pay on behalf of its co-obligor. As of December 31, 2016, the term loan arrangement had an outstanding balance of $nil from its co-obligor. The Company does not expect to pay any amount on behalf of its co-obligor. Teekay has agreed to indemnify the Company in respect of any losses and expenses arising from any breach by the co-obligors of the terms and conditions of the term loan.

The weighted-average effective interest rate on the Company’s long-term debt as at December 31, 2016 was 2.4% (December 31, 2015 – 1.6%). This rate does not reflect the effect of the Company’s interest rate swap agreements (see note 11).

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to December 31, 2016 are $171.4 million (2017), $175.6 million (2018), $110.0 million (2019), $110.0 million (2020), and $374.7 million (2021).

11.	Derivative Instruments
Interest rate swaps

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

In February 2016, in connection with the Company’s new long-term debt facility, the Company entered into nine interest rate swaps. Four of the interest rate swaps commenced and are scheduled to terminate in October 2016 and December 2020, respectively, and have notional amounts of $50.0 million each with fixed rates of 1.462%. The remaining five interest rate swaps commenced in the first quarter of 2016 and are scheduled to terminate in January 2021, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each with fixed rates of 1.549%, 1.155% and 1.549%, respectively.

As at December 31, 2016, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Principal Amount $	Fair Value / Carrying Amount of Asset (Liability) $	Remaining Term (years)	Fixed Interest Rate (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps	LIBOR	200,000	397	4.0	1.46%
U.S. Dollar-denominated interest rate swaps	LIBOR	150,000	1,479	4.0	1.55%
U.S. Dollar-denominated interest rate swaps	LIBOR	50,000	1,267	4.0	1.16%

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of December 31, 2016 ranged from 0.30% to 2.00%.

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

Stock purchase warrant

The Company has one stock purchase warrant entitling it to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, the Company may also exercise the stock purchase warrant at 61.67 Norwegian Kroner (or NOK) per share. The stock

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

purchase warrant expires on January 23, 2019. For purposes of vesting, the stock purchase warrant is divided into four equally sized tranches. If the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, each tranche will vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds $77.08 NOK, $92.50 NOK, $107.91 NOK and $123.33 NOK, respectively, for such tranche for any 10 consecutive trading days, subject to certain trading value requirements. As at December 31, 2016, the first two tranches have vested.

Time-charter swap

Effective June 1, 2016, the Company entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels. Under such agreement, the Company will receive $27,776 per day, less a 1.25% brokerage commission, and pay 55% of the net revenue distribution of two Aframax equivalent vessels employed in the Company’s Aframax revenue sharing pooling arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty’s option. The purpose of the agreement is to reduce the Company’s exposure to spot tanker market rate variability for certain of its vessels that are employed in the Aframax revenue sharing pooling arrangement. The Company has not designated, for accounting purposes, the time-charter swap as a cash flow hedge.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current portion of derivative asset $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $	Derivative liabilities $
As at December 31, 2016
Interest rate swap agreements	—	4,251	(254)	(1,108)	—
Stock purchase warrant	—	287	—	—	—
Time-charter swap agreement	875	—	(667)	—	—
	875	4,538	(921)	(1,108)	—

As at December 31, 2015
Interest rate swap agreements	—	—	(2,359)	(6,330)	(4,208)
Stock purchase warrant	—	5,164	—	—	—
Time-charter swap agreement	—	—	—	—	—
	—	5,164	(2,359)	(6,330)	(4,208)

Realized and unrealized (losses) gains relating to interest rate swaps, stock purchase warrant and the time-charter swap are recognized in earnings and reported in realized and unrealized loss on derivative instruments in the Company’s consolidated statements of income as follows:

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $	Year Ended December 31, 2014 $
Realized (losses) gains relating to:
Interest rate swaps agreements	(12,797)	(9,790)	(9,993)
Time-charter swap agreement	2,154	—	—
	(10,643)	(9,790)	(9,993)

Unrealized gains (losses) relating to:
Interest rate swaps agreements	13,681	7,686	7,044
Stock purchase warrant	(4,877)	507	1,237
Time-charter swap agreement	875	—	—
	9,679	8,193	8,281
Total realized and unrealized loss on derivatives	(964)	(1,597)	(1,712)

12.	Other Long-Term Liabilities

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following is a roll-forward of the Company’s freight tax liabilities which are recorded in its consolidated balance sheets in other long-term liabilities, from January 1, 2015 to December 31, 2016:

	Year Ended December 31,
	2016 $	2015 $
Balance of unrecognized tax benefits as at January 1	7,597	4,852
Increases for positions related to the current year	6,777	3,294
Changes for positions taken in prior years	(800)	42
Decreases related to statute of limitations	(692)	(591)
Balance of unrecognized tax benefits as at December 31	12,882	7,597

The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2010 through 2016 remain open to examination by some of the major jurisdictions in which the Company is subject to tax.

The Company recognizes freight tax expenses in other expenses in its consolidated statements of income. Interest and penalties on freight tax expenses are included in the roll-forward schedule above and are approximately $0.8 million and $1.3 million for the years ended December 31, 2016 and 2015, respectively.

13.	Fair Value Measurements
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

a.
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

b.
The Company has entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels (see note 11). The fair value of this derivative agreement is the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, based on the present value of the Company's projection of future Aframax spot market tanker rates, which have been derived from current Aframax spot market tanker rates and estimated future rates.

The estimated fair value of the time-charter swap agreement as of December 31, 2016 is based upon an estimated average daily tanker rate of approximately $18,000 over the remaining duration of the contract. In developing and evaluating this estimate, the Company considers the current tanker market fundamentals as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability.

Changes in fair value during the year ended December 31, 2016 for the Company's time-charter swap agreement are as follows:

Year Ended December 31, 2016 $
Fair value at the beginning of the year	—
Settlements	(2,154)
Realized and unrealized gain included in earnings	3,029
Fair value at the end of the year	875

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

c.
During January 2014, the Company received a stock purchase warrant entitling it to purchase up to 750,000 shares of the common stock of TIL (see note 11). The estimated fair value of the stock purchase warrant was determined using a Monte-Carlo simulation and is based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of the stock purchase warrant as of December 31, 2016 is based on the historical volatility of comparable companies of 47.83%. A higher or lower volatility would result in a higher or lower fair value of this derivative asset.

Changes in fair value during the years ended December 31, 2016 and 2015 for the TIL stock purchase warrant are as follows:

	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Fair value at the beginning of the year	5,164	4,657
Unrealized (loss) gain included in earnings	(4,877)	507
Fair value at the end of the year	287	5,164

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

	December 31, 2016			December 31, 2015
	Fair Value Hierarchy Level	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	68,858	68,858	97,287	97,287
Derivative instruments (note 11)
Interest rate swap agreements (1)	Level 2	3,143	3,143	(10,538)	(10,538)
Time-charter swap agreement (1)	Level 3	875	875	—	—
Stock purchase warrant	Level 3	287	287	5,164	5,164

Non-recurring:
Vessels held for sale (note 21)	Level 2	33,802	33,802	—	—

Other:
Advances to equity accounted investments	Note (2)	10,480	Note (2)	13,980	Note (2)
Long-term debt, including current portion	Level 2	(933,016)	(923,306)	(1,164,605)	(1,140,135)

(1)
The fair value of the Company's interest rate swap agreements and time-charter swap agreement at December 31, 2016 excludes accrued interest expense which is recorded in accrued liabilities in these consolidated financial statements.

(2)
The advances to equity accounted investments together with the Company’s investments in the equity accounted investments form the net aggregate carrying value of the Company’s interests in the equity accounted investments in these consolidated financial statements. The fair values of the individual components of such aggregate interests are not determinable.

14.	Capital Stock
The authorized capital stock of Teekay Tankers Ltd. at December 31, 2016 and 2015, was 100,000,000 shares of Preferred Stock, with a par value of $0.01 per share, 200,000,000 shares of Class A common stock, with a par value of $0.01 per share, and 100,000,000 shares of Class B common stock, with a par value of $0.01 per share. The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

power maximum. As at December 31, 2016, the Company had 136.1 million shares of Class A common stock (2015 – 132.8 million), 23.2 million shares of Class B common stock (2015 – 23.2 million) and no shares of Preferred Stock issued and outstanding (2015 – nil).

Commencing in December 2015, the Company adopted a new dividend policy under which quarterly dividends were set to range from 30% to 50% of its quarterly adjusted net income, subject to the discretion of its Board of Directors, with a minimum quarterly dividend of $0.03 per share. Adjusted net income is a non-GAAP measure which excludes specific items affecting net income that are typically excluded by securities analysts in their published estimates of the Company's financial results. Prior to the change, the Company had a fixed dividend policy whereby annual dividends were set at an amount of $0.12 per share, payable quarterly. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally in any dividends that the Board of Directors declares from time to time out of funds legally available for dividends.

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
Stock-based compensation
As at December 31, 2016, the Company had reserved under its 2007 Long-Term Incentive Plan a total of 4,000,000 shares of Class A common stock for issuance pursuant to awards to be granted (2015 – 4,000,000 Class A common stock). For the year ended December 31, 2016, a total of 9,358 shares (2015 – 51,948 shares, 2014 – 17,073 shares) of Class A common stock were granted and issued to the Company’s non-management directors as part of their annual compensation. The compensation relating to the granting of such stock has been included in general and administrative expenses in the amounts of $35.0 thousand, $0.3 million, and $0.1 million for the years ended December 31, 2016, 2015, and 2014, respectively.

The Company also grants options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain non-management directors of the Company and to certain employees of Teekay subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income.

During 2016, the Company granted 0.3 million (2015 - nil; 2014 - 0.2 million) stock options with an exercise price of $3.74 per share (2014 - $4.10) to the Company’s non-management directors. These stock options have a ten-year term and vest immediately. The Company also granted 0.2 million (2015 - 58 thousand; 2014 - 0.1 million) stock options with an exercise price of $3.74 per share (2015 - $5.39; 2014 - $4.25) to an officer of the Company. Each stock option granted has a ten-year term and vests equally over three years from the grant date.

The weighted-average fair value of the stock options granted during 2016 was $0.87 per option (2015 - $1.97 per option), estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 51.3% (2015 - 49.0%); expected life of five years (2015 - five years); dividend yield of 7.8% (2015 - 2.1%); and risk-free interest rate of 1.2% (2015 - 1.4%). The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

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

A summary of the Company’s stock option information for the years ended December 31, 2016, 2015, and 2014 is as follows:

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	December 31, 2016		December 31, 2015		December 31, 2014
	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)
Outstanding - beginning of year	321,609	4.39	263,175	4.16	—	—
Granted	500,736	3.74	58,434	5.39	263,175	4.16
Outstanding - end of year	822,345	3.99	321,609	4.39	263,175	4.16

Exercisable - end of year	530,034	3.97	188,920	4.13	152,346	4.10

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2016, 2015 and 2014 is as follows:

	December 31, 2016		December 31, 2015		December 31, 2014
	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)
Outstanding non-vested stock options - beginning of year	132,689	4.75	110,829	4.25	—	—
Granted	216,043	3.74	58,434	5.39	110,829	4.25
Vested	(56,421)	4.64	(36,574)	4.25	—	—
Outstanding non-vested stock options - end of year	292,311	4.02	132,689	4.75	110,829	4.25

As of December 31, 2016, there was $0.2 million (2015 - $0.2 million, 2014 - $0.1 million) of total unrecognized compensation cost related to non-vested stock options granted. During the year ended December 31, 2016, the Company recognized $0.1 million (2015 - $0.1 million, 2014 - $0.2 million) of expenses related to the stock options granted to an officer of the Company.

As at December 31, 2016, the intrinsic value of the outstanding in-the-money stock options was $nil (2015 - $0.8 million) and the intrinsic value of the exercisable stock options was $nil (2015 - $0.5 million). As at December 31, 2016, the weighted-average remaining life of options vested and expected to vest was 8.5 years (2015 - 8.6 years) and the weighted-average remaining life of the exercisable stock options was 8.3 years (2015 - 8.2 years).

During 2016, the Company granted 0.3 million (2015 - 0.2 million; 2014 - 0.6 million) restricted stock units to the officers of the Company and to certain employees of Teekay subsidiaries that provide services to the Company, with an aggregate fair value of $1.0 million (2015 - $1.0 million; 2014 - $2.3 million). Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in that case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common shares.

For the year ended December 31, 2016, the Company recorded an expense of $1.4 million (2015 - $1.4 million, 2014 - $1.2 million) related to the restricted stock units in general and administrative expenses. During the year ended December 31, 2016, 0.4 million restricted stock units (2015 - 0.4 million) with a market value of $1.5 million (2015 - $2.3 million) vested and that amount, net of withholding taxes, was paid to the grantees by issuing 0.2 million shares (2015 - 0.2 million shares) of Class A common stock.

15.	Related Party Transactions
Acquisitions and Acquisition of Entities under Common Control

a.	On July 31, 2015, the Company acquired SPT (see note 24) and on December 18, 2015 the Company acquired the Explorer Spirit and Navigator Spirit (see note 3).

b.
In August 2014, the Company purchased from Teekay a 50% ownership in TTOL, which owns conventional tanker commercial management and technical management operations, including the direct ownership in three commercially managed tanker pools, for an aggregate price of $23.7 million, including $6.7 million in net working capital (see note 8c).

c.
In January 2014, the Company and Teekay formed TIL. The Company purchased 2.5 million shares of common stock of TIL for $25.0 million and received a stock purchase warrant. In October 2014, the Company purchased an additional 0.9 million common shares of TIL on the open market for a purchase price of $10.0 million USD (see notes 8b and 11).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

d.
In May 2014, the Company sold two wholly-owned subsidiaries, each of which owned one VLCC, to TIL for the aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million (see note 21).

e.
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

f.
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

	Year Ended December 31,
	2016 $	2015 $	2014 $
Time-charter revenues (i)	5,404	392	13,728
Lay-up services revenues (ii)	302	—	—
LNG terminal services revenues (iii)	70	—	—
Pool management fees and commissions (iv)	(9,813)	(10,445)	(5,292)
Commercial management fees (v)	(1,870)	(1,236)	(1,117)
Vessel operating expenses - technical management fee (vi)	(9,155)	(7,039)	(5,613)
Strategic and administrative service fees (vii)	(10,122)	(8,356)	(8,676)
Entities under Common Control (note 3)
Time-charter revenues (viii)	—	4,558	6,572
Bareboat charter revenues (ix)	—	—	1,156
Commercial management fees	—	(246)	(226)
Vessel operating expenses - technical management fee	—	(430)	(399)
Strategic and administrative service fees	—	(660)	(861)

(i)
In December 2015, immediately after the completion of the 2015 Acquired Business, the Company chartered-out the Navigator Spirit to Teekay under a fixed-rate time-charter contract, which was due to expire in July 2016. On May 18, 2016, the contract was transferred to the Americas Spirit, which subsequently expired on July 15, 2016. The Company also had chartered-out the Pinnacle Spirit and Summit Spirit to Teekay under fixed-rate time-charter contracts, which expired in the fourth quarter of 2014.

(ii)	The Company recorded revenue of $0.3 million for the year ended December 31, 2016 to provide lay-up services to Teekay for two of its in-chartered vessels.

(iii)
In November 2016, the Company's ship-to-ship transfer business signed an operational and maintenance subcontract with Teekay LNG Bahrain Operations L.L.C., an entity wholly owned by Teekay LNG Partners L.P. (or TGP), for the Bahrain LNG Import Terminal (or the Terminal). The Terminal is owned by Bahrain LNG W.I.L., a joint venture for which Teekay LNG Operating L.L.C., an entity wholly owned by TGP, has a 30% interest.

(iv)	The Company’s share of the Pool Managers’ fees are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of income.

(v)
The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels not included in the pooling arrangement, which are reflected in voyage expenses on the Company’s consolidated statements of income.

(vi)	The cost of ship management services provided by the Manager has been presented as vessel operating expenses on the Company’s consolidated statements of income.

(vii)
The Manager’s strategic and administrative service fees have been presented in general and administrative fees on the Company’s consolidated statements of income. The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in note 14) is set and paid by Teekay or such other subsidiaries. The Company reimburses Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.

(viii)
The Company recorded $4.6 million and $6.6 million related to a time-charter out contract for the Explorer Spirit for the years ended December 31, 2015 and 2014, respectively, associated with the Entities under Common Control. The vessel was under a fixed-rate time-charter contract with SPT which expired in September 2015.

(ix)
The Company recorded $0.9 million related to a bareboat charter contract for the Explorer Spirit for the year ended December 31, 2014, associated with the Entities under Common Control. The vessel was under a fixed-rate bareboat contract with SPT which expired in March 2014. The Company also recorded $0.3 million related to a bareboat charter contract for the Navigator Spirit for the year ended December 31, 2014, associated with the Entities under Common Control. The vessel was under a fixed-rate bareboat charter contract with SPT which expired in January 2014.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

g.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented in the consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $8.6 million and $7.9 million were payable to the Manager as at December 31, 2016 and 2015, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities in the consolidated balance sheets. The amounts owing from the Pool Managers, which are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable pool agreement. In addition, the Company had advanced $35.7 million and $46.8 million as at December 31, 2016 and 2015, respectively, to the Pool Managers for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable pooling arrangement, less any set-offs for outstanding liabilities or contingencies. These activities, which are reflected in the consolidated balance sheets as due from affiliates, are without interest or stated terms of repayment.

h.
The Management Agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the years ended December 31, 2016, 2015 and 2014. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s Board of Directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution.

i.
Pursuant to certain pooling arrangements (see note 5), the Pool Managers provide certain commercial services to the pool participants and administer the pools in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each pool participant’s vessels and a fixed amount per vessel per day which ranges from $275 to $350. Voyage revenues and voyage expenses of the Company’s vessels operating in these pool arrangements are pooled with the voyage revenues and voyage expenses of other pool participants. The resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the pool participants according to an agreed formula. The Company accounts for the net allocation from the pools as “net pool revenue” on the consolidated statements of income. The pool receivable from affiliates as at December 31, 2016 and 2015 was $24.6 million and $62.7 million, respectively.

16.	Other (Expense) Income

	Year Ended December 31,
	2016 $	2015 $	2014 $
Income tax (expense) recovery	(7,511)	(3,339)	154
Gain on initial recognition of stock purchase warrant	—	—	3,420
Foreign exchange gain	1,449	252	138
Other (expense) income	(9)	(10)	93
Total	(6,071)	(3,097)	3,805

17.	Operating Leases
Charters-in
As at December 31, 2016, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in nine vessels, including two workboats for the lightering support services, were approximately $26.8 million (2017), $8.3 million (2018), $8.3 million (2019), $8.3 million (2020), and $1.4 million (2021). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.
Charters-out
As at December 31, 2016, 13 of the Company’s vessels and one in-chartered vessel operated under fixed-rate time charter contracts with the Company’s customers, of which seven contracts are scheduled to expire in 2017, six contracts are scheduled to expire in 2018 and one contract is scheduled to expire in 2019. As at December 31, 2016, minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $136.5 million, comprised of $93.4 million (2017), $40.5 million (2018) and $2.6 million (2019). The carrying amount of the Company's owned vessels which are employed on these time charters as at December 31, 2016, was $471.7 million (2015 - $442.5 million). The cost and accumulated depreciation of the vessels employed on these time charters as at December 31, 2016 were $683.2 million (2015 - $596.7 million) and $211.5 million (2015 - $154.2 million), respectively.

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2016, revenue from unexercised option periods of contracts that existed on December 31, 2016, or variable or contingent revenues. In addition, minimum scheduled future revenues

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

presented above have been reduced by estimated off-hire time for period maintenance. Actual amounts may vary given unscheduled future events such as vessel maintenance.

18.	Supplemental Cash Flow Information

a.	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2016, 2015, and 2014 are as follows:

	Year Ended December 31,
	2016 $	2015 $	2014 $
Accounts receivable and interest receivable	(2,128)	(13,506)	(8,464)
Pool receivables from affiliates	38,137	(27,481)	(24,489)
Due from affiliates	25,501	12,361	(14,511)
Prepaid expenses and other current assets	8,251	(11,400)	987
Accounts payable and accrued liabilities	(21,265)	32,876	(3,174)
Due to affiliates	(5,718)	(12,181)	(928)
Deferred revenue	1,718	2,039	(2,324)
Other	—	(8,588)	1,999
Change in operating assets and liabilities	44,496	(25,880)	(50,904)

b.
Cash interest paid (including interest paid by the Entities under Common Control) during the years ended December 31, 2016, 2015, and 2014 totalled $38.5 million, $22.8 million, and $18.3 million, respectively.

c.
The portion of the consideration paid to Teekay for the acquisition of a 50% interest in TTOL in 2014 consisting of 4.2 million of Class B common shares was treated as a non-cash transaction in the Company’s consolidated statements of cash flows for the year ended December 31, 2016 (see note 8c).

19.	Liquidity
As of December 31, 2016, the Company adopted the new accounting standard ASC-205-40, Presentation of Financial Statements - Going Concern, which requires management to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company has a portion of a loan facility that is maturing in the first quarter of 2018 and expects that spot tanker rates in 2017 will be lower than those of 2016, resulting in lower cash flow from vessel operations.

Based on these factors, over the one-year period following the issuance of its financial statements, the Company expects it will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its minimum liquidity requirements under its financial covenants. These anticipated sources of financing include the refinancing of the loan facility maturing in the first quarter of 2018 as well as obtaining other debt financing.

The Company is actively pursuing the alternatives described above, which it considers probable of completion based on the Company’s history of being able to refinance loan facilities for similar types of vessels and Teekay’s history of being able to obtain additional debt financing for existing vessels.

Based on the Company’s liquidity at the date these consolidated financial statements were issued, the liquidity it expects to generate from operations over the following year, and by incorporating the Company’s plans to raise additional liquidity that it considers probable of completion, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

20.	Earnings Per Share
The net income available for common shareholders and earnings per common share presented in the table below excludes the results of operations of the Entities under Common Control (see note 3).

	Year Ended December 31,
	2016 $	2015 $	2014 $
Net income	62,855	179,635	60,538
Less: Net income attributable to the Entities under Common Control	—	(2,708)	(3,396)
Net income available for common shareholders	62,855	176,927	57,142
Weighted-average number of common shares - basic	156,323,348	130,136,228	85,882,685
Dilutive effect of stock-based awards	242,067	581,481	364,452
Weighted average number of common shares - diluted	156,565,415	130,717,709	86,247,137
Earnings per common share:
- Basic	0.40	1.36	0.67
- Diluted	0.40	1.35	0.66

Stock-based awards, which have an anti-dilutive effect on the calculation of diluted earnings per common share, are excluded from this calculation. For the years ended December 31, 2016, 14 thousand restricted stock units (2015 - nil, 2014 - nil) had an anti-dilutive effect on the calculation of diluted earnings per common share. For the years ended December 31, 2016, 2015, and 2014, options to acquire 0.7 million shares, 44 thousand shares, and 0.1 million shares of the Company’s Class A common stock, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share.

21.	Vessel Sales and Vessel Acquisitions
Vessel Sales
The Company's consolidated statement of income for the year ended December 31, 2016 includes an aggregate loss on sale of vessels of $20.6 million of two Medium Range (or MR) tankers and two Suezmax tankers. One MR tanker was sold in November 2016 for a sales price of $13.2 million, and the Company recognized a loss on sale of the vessel of $8.1 million. The vessel was previously written down to its agreed sales price in the third quarter of 2016. The other MR tanker was sold in August 2016 for a sales price of $14.0 million, and the Company recognized a loss on sale of the vessel of $6.6 million. The vessel was previously written down to its agreed sales price in the second quarter of 2016.

In November 2016, the Company sold two lightering support vessels related to the ship-to-ship transfer business for an aggregate sales price of $0.4 million, and recognized a gain on sale of the vessels of $0.3 million.

In October 2016, the Company entered into agreements to sell two Suezmax tankers, for an aggregate sales price of $33.8 million. The two vessels have been classified as vessels held for sale on the consolidated balance sheets as of December 31, 2016 and were written down to their agreed sales price. The Company recognized a loss on sale of vessels of $6.2 million in 2016. The two Suezmax tankers were delivered to their respective buyers in January 2017 and March 2017 (note 25).

In November 2015, the Company sold one conventional tanker for a sales price of $11.2 million. The Company recognized a gain on sale of the vessel of $0.8 million in the year ended December 31, 2015.

In May 2014, the Company sold two wholly-owned subsidiaries, each of which owned one VLCC, to TIL for aggregate proceeds of $154.0 million plus related working capital on closing of $1.7 million. The Company used $152.0 million of the sale proceeds to prepay one of the Company’s revolving credit facilities and the remainder of the proceeds for general corporate purposes. The Company recognized a $10.0 million gain on the sale of the two subsidiaries to TIL for the year ended December 31, 2014, which is reflected in the Company’s consolidated statements of income.
Vessel Acquisitions
In August 2015, the Company agreed to acquire 12 modern Suezmax tankers from Principal Maritime. As of December 31, 2015, all 12 of the vessels had been delivered for a total purchase price of $661.3 million, consisting of $612.0 million in cash and approximately 7.2 million shares of the Company’s Class A common stock which were directly issued to Principal Maritime and which are treated as a non-cash transaction in the consolidated statements of cash flow. The value of these shares was approximately $49.3 million. To finance the cash portion of the acquisition price, the Company secured a $397.2 million loan facility with a maturity date of January 29, 2016. The loan was fully drawn as of December 31, 2015. In addition, the Company issued approximately 13.6 million shares of its Class A common stock for net proceeds of $90.6 million, including approximately 4.5 million shares which were issued to Teekay (see note 4). The Company financed the remainder of the cash purchase price with existing liquidity. The loan facility was refinanced in January 2016 (see note 10).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In December 2014, the Company signed an agreement to acquire one 2008-built Aframax tanker for a purchase price of $37.0 million and placed $3.7 million in an escrow fund related to this purchase, which was recorded in other non-current assets in the Company’s consolidated balance sheets as of December 31, 2014. In December 2014, the Company also signed agreements to acquire four modern LR2 vessels for a total purchase price of $193.3 million. In January 2015, the Company secured a loan facility in the amount of $126.6 million with a maturity date of January 30, 2016. The loan facility was fully drawn in March 2015 and was secured by the Aframax tanker and the four modern LR2 vessels which delivered in February and March 2015. The loan facility was refinanced in January 2016 (see note 10).

22.	Shipbuilding Contracts
In April 2013, four special purpose subsidiary companies of the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four, fuel-efficient 113,000 dead-weight tonne LR2 product tanker newbuildings. At the same time, the Company entered an Option Agreement with STX allowing the Company to order up to an additional 12 vessels. The payment of the Company’s first shipyard installment was contingent on the Company receiving acceptable refund guarantees for the shipyard installment payments. At around the same time, however, STX commenced a voluntary financial restructuring with its lenders, and as a result, STX’s ability to obtain the necessary refund guarantees in respect of the four firm shipbuilding contracts was severely affected. In October and November 2013, the Company exercised its rights under the Option Agreement to order eight additional newbuildings. The further required shipbuilding contracts were not entered into by STX within the timeframe specified in the Option Agreement. By December 2013, the Company had determined that there was no prospect of the refund guarantees being provided under any of the firm shipbuilding contracts, and by February 2014 determined there was no prospect of the same in respect of the further contracts to be entered pursuant to the Option Agreement or of that agreement being otherwise performed by STX. In December 2013, the subsidiaries of the Company gave STX notice that they were treating STX as having repudiated the four firm shipbuilding contracts. In February 2014, the Company gave STX notice that it was treating STX as having repudiated the Option Agreement. In February and March 2014, the Company and its subsidiaries commenced legal proceedings against STX for damages. This involved arbitration proceedings in London in respect of the four firm shipbuilding contracts and English High Court proceedings in respect of the Option Agreement. In November 2014, the Company, on behalf of the subsidiaries, placed $0.6 million in an escrow account as cash security in respect of STX’s legal costs relating to the arbitration proceedings. These funds were classified as cash and cash equivalents in the Company’s consolidated balance sheet as of December 31, 2015.

On February 15, 2016, the Company’s subsidiaries had successfully obtained an English Court Order requiring STX to pay a total of $32.4 million in respect of the four firm shipbuilding contracts. As a result, the Company’s subsidiaries have exercised their rights under English law to seek the assistance of the English court in the enforcement of the arbitration awards. The Company and its subsidiaries are also pursuing other routes to enforce the awards against STX. Additionally, the $0.6 million cash deposit was refunded to the Company in March 2016.

STX has filed for bankruptcy protection and as of December 31, 2016, all Korean enforcement actions are stayed. STX has had that protection recognized in England and Wales. The Company will not be in a position to take any further action on enforcement and recognition of its award in the UK or Korea while the bankruptcy protection remains in place. No amounts have been recorded as receivable in respect of these awards due to uncertainty of their collection.

The Option Agreement case has gone through trial and, despite finding that the Company had valid option agreements, the judgment was ruled against the Company due to uncertainty of delivery dates. The Company is considering whether to appeal this ruling.

23.	Other Revenues and Restructuring Charges
For the year ended December 31, 2016, the Company recognized $37.9 million (2015 - $17.7 million) of revenue from its lightering support operations (see note 7) and amortized $1.2 million (2015 - $4.8 million) of its in-process revenue contracts which is included in other revenues on the consolidated statements of income.

For the year ended December 31, 2015, the Company recognized $4.7 million of restructuring charges, of which $4.4 million related to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract. This $4.4 million termination charge was recovered from the customer and the recovery is reflected in other revenues on the consolidated statements of income. The remaining $0.3 million of restructuring costs related to severance payments made in relation to the acquisition of the ship-to-ship business (see note 24).

24.	Acquisition of SPT
On July 31, 2015, the Company acquired SPT from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for a cash purchase price of $47.3 million (including $1.8 million for working capital). To finance this acquisition, Teekay subscribed for approximately 6.5 million shares of the Company’s Class B common stock at a subscription price of approximately $6.99 per share. SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy and LNG terminal management services. This acquisition establishes the Company as a global company in the ship-to-ship transfer business, which is expected to increase the Company’s fee-based revenue and its overall fleet utilization. As at July 31, 2015, SPT owned and operated a fleet of six ship-to-ship support vessels and had one chartered-in Aframax tanker. See note (3) to the table below.

The acquisition of SPT was accounted for using the acquisition method of accounting, based upon estimates of fair value as at December 31, 2016.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following table summarizes the final estimates of fair values of the SPT assets acquired and liabilities assumed by the Company on the acquisition date. Such estimates of fair value were finalized in the first quarter of 2016 and resulted in an increase in goodwill of $8.1 million and a decrease in intangible assets by $8.4 million from preliminary estimates. Such changes did not have a material impact to the Company's consolidated statements of income for 2016.

As at July 31, 2015 $
ASSETS
Cash, cash equivalents and short-term restricted cash	1,292
Accounts receivable	10,332
Prepaid expenses and other current assets	3,763
Vessels and equipment	6,475
Other assets	143
Intangible assets subject to amortization
Customer relationships (1)	17,901
Customer contracts (1)	4,599
Goodwill (2)	8,059
Total assets acquired	52,564
LIABILITIES
Accounts payable	(3,650)
Accrued liabilities	(3,276)
Total liabilities assumed	(6,926)
Net assets acquired (3)	45,638

(1)
The customer relationships and customer contracts are being amortized over a weighted average amortization period of 10 years and 7.6 years, respectively. As at December 31, 2016, the gross carrying amount, accumulated amortization and net carrying amount were $22.5 million, $4.8 million and $17.7 million (December 31, 2015 - $30.9 million, $1.3 million and $29.6 million), respectively. Amortization of intangible assets for the five fiscal years subsequent to 2016 is expected to be $3.2 million (2017), $2.9 million (2018), $2.2 million (2019), $2.0 million (2020), $1.8 million (2021) and $5.6 million (thereafter).

(2)	Goodwill recognized from this acquisition attributed $1.9 million to the Company's conventional tanker segment and $6.2 million to the Company's ship-to-ship transfer segment.

(3)
Prior to the SPT acquisition date, SPT had in-chartered the Explorer Spirit (formerly known as the SPT Explorer) from Teekay, which was acquired by the Company in December 2015. Retroactively adjusting the Company’s consolidated financial statements for the acquisition of the Explorer Spirit has resulted in $1.4 million of the SPT acquisition purchase price being characterized as the settlement of a pre-existing relationship. Such amount has been accounted for as a reduction to revenue on the SPT acquisition date.

Operating results of SPT are reflected in the Company’s consolidated financial statements commencing July 31, 2015, the effective date of acquisition. The following table provides comparative summarized consolidated pro forma financial information for the Company for the year ended December 31, 2015, giving effect to the Company’s acquisition of SPT as if it had taken place on January 1, 2014:

	Unaudited Pro Forma Year ended December 31, 2015 $	Unaudited Pro Forma Year ended December 31, 2014 $
Revenues	549,893	304,523
Net income	174,275	53,269
Earnings per common share:
Basic	1.30	0.58
Diluted	1.30	0.57

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

25.	Subsequent Events

a.
In late October 2016, the Company entered into agreements to sell two Suezmax tankers, the Ganges Spirit and the Yamuna Spirit, for an aggregate sales price of $33.8 million. These vessels were classified as held for sale on the consolidated balance sheets as at December 31, 2016 and their net book values were written down to their sales prices. The Ganges Spirit completed its sale in January 2017 and the Company expects to recognize a loss on sale of this vessel of approximately $0.3 million in the quarter ended March 31, 2017 (see note 21).

In February 2017, the date of delivery of the Yamuna Spirit to its new owner was extended, and as a result the sales price was reduced by $1.3 million. The sale was completed in March 2017 and the Company expects to recognize a loss on the sale of this vessel of $1.5 million in the quarter ended March 31, 2017.

b.
In January 2017, the Company sold approximately 3.8 million shares of its Class A common stock under its COP for net proceeds of $8.6 million, net of issuance costs. In addition, the Company issued 2.2 million new shares of its Class A common stock to Teekay in a private placement for gross proceeds of $5.0 million, and the price per share was set to equal the weighted average price of the Company's Class A common stock for the ten trading days ending on the date of issuance.

c.
In March 2017, the Company entered into an agreement to sell one Aframax Tanker, the Kyeema Spirit. The Company expects to recognize a loss on sale of this vessel of approximately $2.6 million in the quarter ended March 31, 2017.