Form 20-F
period 2017-12-31
TEEKAY TANKERS LTD.
filed 2018-04-24
CIK 1419945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________________________
FORM 20-F
_________________________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2017
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
231,193,657 shares of Class A common stock, par value of $0.01 per share.
37,007,981 shares of Class B common stock, par value of $0.01 per share.
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
Yes   ☐            No  ☒

TEEKAY TANKERS LTD.
INDEX TO REPORT ON FORM 20-F

Item 18.	Financial Statements	81
Item 19.	Exhibits	82
Signature		85

PART I
This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this report.
Unless otherwise indicated, references in this Annual Report to “Teekay Tankers Ltd.", the "Company", "we”, "us" and "our" and similar terms refer to Teekay Tankers Ltd. and/or one or more of its subsidiaries, except that those terms, when used in this Annual Report in connection with the common stock described herein, shall mean specifically Teekay Tankers Ltd. References in this Annual Report to "Teekay" or “Teekay Corporation” refer to Teekay Corporation and/or any one or more of its subsidiaries.

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

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans and credit facilities;

•	future oil prices, production and refinery capacity;

•	the effect of lower global oil prices, including the potential impact on oil stockpiling, refinery throughput, bunker fuel prices, and oil futures markets;

•	our expectations about the availability of vessels to purchase, the expected costs and time it may take to acquire vessels or construct and deliver newbuildings, or the useful lives of our vessels;

•	planned capital expenditures and the ability to fund capital expenditures;

•	the ability to leverage Teekay Corporation’s relationships and reputation in the shipping industry;

•	the expected benefits of participation in vessel pooling arrangements, RSAs (as defined below) and purchasing alliances;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of any tanker market recovery;

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

•	the expected benefits of our acquisitions of vessels or businesses, including the 2017 acquisitions of Teekay Tanker Operations Ltd. (or TTOL) and Tanker Investments Ltd. (or TIL);

•	our expectation regarding the U.S. Gulf lightering trade and the impact on this trade from the lifted ban on U.S. crude oil exports;

•
our expectation that our U.S. Gulf lightering business will complement our spot trading strategy in the Caribbean to the U.S. Gulf market, allowing us to better optimize the deployment of the fleet that we trade in this region through better scheduling flexibility and utilization;

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

•
the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards applicable to our business and to obtain any necessary permits, certificates, licenses or qualifications necessary to operate our business;

•	the anticipated timing and impact on us and the shipping industry of regulatory changes or environmental liabilities;

•	expenses under service agreements with other affiliates of Teekay Corporation;

•	the anticipated taxation of our company and of dividends to our shareholders;

•	our expectations as to the lifespan and any impairment of our vessels;

•	construction and delivery delays in the tanker industry generally;

•	customers’ increasing emphasis on environmental and safety concerns;

•
meeting our going concern requirements and our liquidity needs, including anticipated funds and sources of financing for liquidity and capital expenditure needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least a one-year period;

•	our ability to refinance existing debt obligations, to raise additional debt and capital to fund capital expenditures and negotiate extensions or redeployments of existing assets;

•	the future valuation or impairment of goodwill;

•	our use of interest rate swaps to reduce interest rate exposure;

•	our expectations and hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of counterparties to our derivative contracts to fulfill their contractual obligations;

•	the delivery timing of new charter-in vessels;

•	our expectations regarding payments made on behalf of our co-obligors in connection with the loan arrangements in which certain other subsidiaries of Teekay Corporation are also borrowers;

•	our position that we are not a passive foreign investment company;

•	our business strategy and other plans and objectives for future operations; and

•	continued material variations in the period-to-period fair value of our derivative instruments.

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
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay Tankers Ltd. and its subsidiaries for fiscal years 2013 through 2017, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, Item 5 – Operating and Financial Review and Prospects included herein, and the historical financial statements and accompanying notes and the Report of Independent Registered Public Accounting Firm thereon (which is included herein), with respect to the fiscal years 2017, 2016 and 2015.

In December 2015, we purchased two vessels from Teekay Offshore Partners L.P. (or TOO), an entity which was controlled by Teekay at the time. This acquisition was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interest method whereby our consolidated financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay and had begun operations.

In May 2017, we also acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL), a company which owns conventional tanker commercial management and technical management operations. This was deemed to be a business acquisition between entities under common control. As a result, our consolidated financial statements prior to the date we acquired the controlling interest in TTOL have been retroactively adjusted to eliminate the equity method of accounting previously used for the original 50% interest owned and to include 100% of the assets and liabilities and results of TTOL on a consolidated basis during the periods we and TTOL were under common control of Teekay and had begun operations. All intercorporate transactions between us and TTOL that occurred prior to the acquisition have been eliminated upon consolidation.

As a result, our consolidated statements of (loss) income for the years ended December 31, 2017, 2016, 2015, 2014, and 2013 reflect the results of operations of TTOL and the vessels acquired from TOO, referred to herein as the "Entities under Common Control," as if we had acquired them when TTOL and each respective vessel began operations under the ownership of Teekay. Please refer to Item 5 – Operating and Financial Review and Prospects: Items You Should Consider When Evaluating Our Results of Operations and Item 18 – Financial Statements: Note 3 – Acquisition of Entities under Common Control.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(in thousands, except share, per share, and fleet data)
Income Statement Data:
Revenues	$431,178	$550,543	$534,681	$276,193	$217,809
Voyage expenses (1)	(77,368)	(53,604)	(18,727)	(9,968)	(7,735)
Vessel operating expenses (2)	(175,389)	(182,598)	(137,164)	(98,403)	(91,667)
Time-charter hire expense (3)	(30,661)	(59,647)	(74,898)	(32,706)	(54,457)
Depreciation and amortization	(100,481)	(104,149)	(73,760)	(53,292)	(50,973)
General and administrative expenses	(32,879)	(33,199)	(30,403)	(25,130)	(29,560)
(Loss) gain on sale of vessels	(12,984)	(20,594)	771	9,955	(71)
Restructuring charges	—	—	(6,795)	(812)	—
Income (loss) from operations	1,416	96,752	193,705	65,837	(16,654)
Interest expense	(31,294)	(29,784)	(17,389)	(8,874)	(9,815)
Interest income	907	117	122	445	1,001
Realized and unrealized gain (loss) on derivative instruments	1,319	(964)	(1,597)	5,229	(6,588)
Equity (loss) income	(25,370)	7,680	11,528	4,951	2,340
Other (expense) income	(5,001)	(5,978)	(2,743)	1,318	4,681
Net (loss) income	($58,023)	$67,823	$183,626	$68,906	($25,035)
(Loss) earnings per share (4)
- Basic	($0.31)	$0.40	$1.26	$0.66	($0.31)
- Diluted	($0.31)	$0.40	$1.25	$0.65	($0.31)
Cash dividends declared	$0.12	$0.18	$0.24	$0.12	$0.12
Balance Sheet Data (at end of year):
Cash and cash equivalents	71,439	94,157	156,520	187,757	48,870
Investment in term loans and interest receivable on term loans	—	—	—	—	136,061
Vessels and equipment (5)	1,737,792	1,605,372	1,767,925	897,237	931,374
Vessels related to capital leases (5)	227,722	—	—	—	—
Total assets	2,197,348	1,964,370	2,214,803	1,288,844	1,523,510
Total debt (6)	1,120,927	969,315	1,204,485	732,764	870,525
Common stock and additional paid in capital	1,294,998	1,103,304	1,094,874	802,650	673,217
Total equity	1,006,601	932,740	899,479	496,684	524,725
Cash Flow Data:
Cash and cash equivalents provided by (used in):
Operating cash flows	79,640	206,666	201,966	16,437	22,500
Financing cash flows	(181,138)	(290,853)	647,678	6,150	(9,648)
Investing cash flows	78,780	21,824	(880,881)	116,300	(5,800)

Number of outstanding shares of common stock at the end of the year	268,201,638	159,304,136	156,030,618	112,064,036	83,591,030
Other Financial Data:
Net revenues (7)	353,810	496,939	515,954	266,225	210,074
EBITDA (8)	72,845	201,639	274,653	130,627	34,752
Adjusted EBITDA (8)	120,413	234,100	283,711	119,567	41,866
Capital expenditures
Expenditures for vessels and equipment (9)	(4,732)	(9,226)	(848,229)	(2,084)	(1,904)
Expenditures for dry docking	(16,239)	(9,340)	(39,617)	(17,072)	(19,245)
Fleet Data:
Average number of tankers (10)
Suezmax	21.1	22.0	13.4	10.0	10.0
Aframax	17.3	21.8	22.0	15.4	14.6
Product	7.5	9.2	12.2	7.6	6.0
VLCC	0.5	0.5	0.5	0.8	0.5

(1)
Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses also include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses.

(2)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils, and communication expenses among others.

(3)	Time-charter hire expense includes vessel operating lease expense incurred to charter-in vessels.

(4)
(Loss) earnings per share is determined by dividing (a) net (loss) income after (deducting) adding the amount of net income (loss) attributable to the Entities under Common Control which were purchased solely with cash by (b) the weighted-average number of shares outstanding during the applicable period and the equivalent shares outstanding that are attributable to the Entities under Common Control. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises.

(5)	Vessels and equipment and vessels related to capital leases consists of vessels, at cost less accumulated depreciation.

(6)	Total debt includes the current and long-term portion of debt, current and long-term portion of obligations related to capital leases and amounts due to affiliates.

(7)
Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as revenues less voyage expenses) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Under time charters, the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than revenues, the most directly comparable GAAP financial measure. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with revenues:

	Years Ended December 31,
	2017	2016	2015	2014	2013
Revenues	$431,178	$550,543	$534,681	$267,075	$210,132
Interest income from investment in term loans	—	—	—	9,118	7,677
Voyage expenses	(77,368)	(53,604)	(18,727)	(9,968)	(7,735)
Net revenues	$353,810	$496,939	$515,954	$266,225	$210,074

(8)
EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before (loss) gain on sale of vessels, realized losses on interest rate swaps, unrealized gains on derivative instruments, dilution gain on share issuance by the equity accounted investment, fair value adjustment of the equity accounted investment and share of the above items in non-consolidated equity accounted investments. Both measures are used as supplemental financial measures by management and by external users of our financial statements, such as investors, as discussed below:

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

•
Liquidity. EBITDA and Adjusted EBITDA allow us to assess the ability of assets to generate cash sufficient to service debt, pay dividends and undertake capital expenditures. By eliminating the cash flow effect resulting from our existing capitalization and other items such as dry-docking expenditures, working capital changes and foreign currency exchange gains and losses, EBITDA and Adjusted EBITDA provide consistent measures of our ability to generate cash over the long term. Management uses this information as a significant factor in determining (a) our proper capitalization (including assessing how much debt to incur and whether changes to the capitalization should be made) and (b) whether to undertake material capital expenditures and how to finance them, all in light of our dividend policy. Use of EBITDA and Adjusted EBITDA as liquidity measures also permits investors to assess the fundamental ability of our business to generate cash sufficient to meet cash needs, including dividends on shares of our Class A and Class B common stock.

Neither EBITDA nor Adjusted EBITDA should be considered an alternative to net (loss) income, operating income, cash flow from operating activities or any other measure of financial performance or liquidity presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented in this Annual Report may not be comparable to similarly titled measures of other companies.

The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net (loss) income, the most directly comparable GAAP financial measure, and our historical consolidated Adjusted EBITDA to net operating cash flow, the most directly comparable GAAP financial measure.

	Years Ended December 31,
	2017	2016	2015	2014	2013
Reconciliation of “Adjusted EBITDA” to “Net (loss) income”
Net (loss) income	$(58,023)	$67,823	$183,626	$68,906	$(25,035)
Depreciation and amortization	100,481	104,149	73,760	53,292	50,973
Interest expense, net of interest income	30,387	29,667	17,267	8,429	8,814
EBITDA	$72,845	$201,639	$274,653	$130,627	$34,752
Loss (gain) on sale of vessels	12,984	20,594	(771)	(9,955)	71
Realized loss on interest rate swaps	994	12,797	9,790	9,993	9,887
Unrealized gain on derivative instruments	(937)	(9,679)	(8,193)	(11,676)	(4,774)
Fair value on initial recognition of stock purchase warrant	—	—	—	(3,420)	—
Dilution gain on equity accounted investment	—	—	—	(2,054)	—
Fair value adjustment of TIL	26,733	—	—	—	—
Adjustments related to equity accounted investments (i)	7,794	8,749	8,232	6,052	1,930
Adjusted EBITDA	$120,413	$234,100	$283,711	$119,567	$41,866

	Years Ended December 31,
	2017	2016	2015	2014	2013
Reconciliation of “Adjusted EBITDA” to “Net operating cash flow”
Net operating cash flow	$79,640	$206,666	$201,966	$16,437	$22,500
Interest expense, net of interest income	30,387	29,667	17,267	8,429	8,814
Expenditures for dry docking	14,069	8,608	39,617	17,072	19,245
Realized loss on interest rate swaps	994	12,797	9,790	9,993	9,887
Change in working capital	(5,741)	(30,004)	(1,655)	60,847	(26,635)
Equity (loss) income	(25,370)	7,680	11,528	4,951	2,340
Other cash flows, net	(8,093)	(10,063)	(3,034)	1,260	3,785
Fair value on initial recognition of stock purchase warrant	—	—	—	(3,420)	—
Dilution gain on equity accounted investment	—	—	—	(2,054)	—
Fair value adjustment in TIL	26,733	—	—	—	—
Adjustments related to equity accounted investments (i)	7,794	8,749	8,232	6,052	1,930
Adjusted EBITDA	$120,413	$234,100	$283,711	$119,567	$41,866

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

Adjustments relating to equity income from our equity accounted investments are as follows:

	Years Ended December 31,
	2017	2016	2015	2014	2013

Depreciation and amortization	5,250	5,866	4,517	2,979	1,166
Interest expense, net of interest income	2,562	2,868	2,763	1,446	448
Income tax (recovery) expense	(1)	(107)	602	1,359	12
Realized and unrealized (gain) loss on derivative instruments	(14)	115	344	416	341
Foreign exchange (gain) loss	(3)	7	6	3	—
Other	—	—	—	(151)	(37)
Adjustments related to equity accounted investments	$7,794	$8,749	$8,232	$6,052	$1,930

(9)	Excludes vessels purchased in connection with our acquisition of Tanker Investments Ltd. (or TIL). Please read Item 18. Financial Statements: Note 22 - Acquisition of Tanker Investments Ltd.

(10)
Average number of tankers consists of the average number of vessels that were in our possession during a period, including time-chartered in vessels, the vessel owned by our High-Q Investment Ltd. (or High-Q) joint venture with Wah Kwong Maritime Transport Holdings Ltd. and vessels of the Entities under Common Control.

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
Our ability to repay or refinance debt obligations and to fund our capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are able to finance these obligations and expenditures with cash from operations or by issuing debt or common shares, our ability to pay cash dividends may be diminished or our financial leverage may increase or our shareholders may be diluted. Our business may be adversely affected if we need to access other sources of funding.

To fund our existing and future debt obligations and capital expenditures, we may be required to use our existing liquidity or cash from operations, incur borrowings, raise capital through the sale of assets or ownership interests in certain assets or joint venture entity, debt or additional equity securities and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.
If we are unable to access additional financing arrangements and generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•	restructuring our debt;

•	seeking additional debt or equity capital;

•	selling additional assets or equity interest in certain assets or joint venture;

•	further reducing cash dividends;

•	reducing, delaying or cancelling business activities, acquisitions, investments or capital expenditures; or

•	seeking bankruptcy protection.
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
Our primary liquidity needs in the next few years are to refinance loans as they mature and to make scheduled repayments of debt, in addition to paying debt service costs, quarterly dividends on equity, operating expenses and dry-docking expenditures and funding general working capital requirements. We anticipate that our primary sources of funds in the next few years will be existing liquidity, cash flows from operations, equity issuances and bank debt or other sources of financing.
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
A significant decline in oil prices may adversely affect our growth prospects and results of operations.
Global crude oil prices have declined since mid-2014. A continuation of lower oil prices or a further decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to pay dividends, as a result of, among other things:

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
Crude oil prices have declined since mid-2014, which has generally benefited the tanker market as it has led to higher oil demand, stronger refining margins, additional import demand for stockpiling purposes and lower bunker costs. A significant increase in crude oil prices compared to current levels could reverse many of these positive drivers and negatively impact tanker freight rates.
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
During 2017 and 2016, we derived approximately 51.0% and 71.9%, respectively, of our net revenues from vessels operating in the spot tanker market, either directly or by means of participation in pooling agreements (which includes vessels operating under full service lightering contracts and charters with an initial term of less than one year). Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

The spot-charter market is highly volatile and fluctuates based upon tanker and oil supply and demand. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to load cargo. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt obligations.
The operation of a significant number of our tankers in revenue sharing arrangements could limit our earnings.
As of December 31, 2017, 20 of our owned and four of our leased Suezmax tankers, seven of our owned Aframax tankers, and six of our owned Long Range 2 (or LR2) product tankers operated in, and generated revenues to us through participation in, a Suezmax tanker revenue sharing arrangement (the Teekay Suezmax RSA), an Aframax tanker revenue sharing arrangement (the Teekay Aframax RSA), and an LR2 product tanker revenue sharing arrangement (the Taurus Tankers LR2 RSA), respectively. The Teekay Suezmax RSA, Teekay Aframax RSA and Taurus Tankers LR2 RSA are each managed by Teekay Tanker Operations Ltd. (or TTOL), our wholly-owned subsidiary, in which we acquired the remaining 50% interest from Teekay Corporation in May 2017. The initial 50% interest was acquired from Teekay Corporation in August 2014. Revenue sharing arrangements (or RSA) are designed to spread the costs and risks associated with commercial management of vessels and to share the net revenues earned by all of the vessels in the RSA. Although the net revenues are apportioned based on the actual earning days each vessel is available and the relative performance capabilities of each vessel, an RSA may include vessels that do not perform as well in actual operation as our vessels. As a result, our share of the net pool revenues may be less than what we could earn operating our vessels independently.

The removal of vessels from the revenue sharing arrangements in which we participate may adversely affect our operating results.
Participants in the Teekay Suezmax RSA, including third parties, have each agreed to include in the RSA certain qualifying Suezmax-class crude tankers of the RSA participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. We have committed to include in the Teekay Aframax RSA certain qualifying Aframax-class crude tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days. Participants in the Taurus Tankers LR2 RSA, including third parties, have each agreed to include in the RSA certain qualifying LR2 product tankers of the participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year. If we or any participant remove vessels from any pooling arrangement in which we participate to operate under longer-term time charters, the benefits to us of the pooling arrangements could diminish.
Our failure to renew or replace fixed-rate charters could cause us to trade the related vessels in the spot market, which could adversely affect our operating results and make them more volatile.
As of December 31, 2017, a total of 16 of our tankers and one jointly-owned vessel operated under fixed-rate time-charter contracts, 16 of which are scheduled to expire in 2018 (including the jointly-owned vessel time-charter contract) and one in 2019. If upon their scheduled expiration or any early termination we are unable to renew or replace fixed-rate charters on favorable terms, if at all, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.
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

For example, in November 2017, we acquired Tanker Investments Ltd. (or TIL) by way of a share-for-share exchange of 3.3 shares of our Class A common stock for each share of TIL common stock, and as a result, TIL became a wholly-owned subsidiary. We completed the merger with the expectation that it would result in various benefits, including, among other things, the creation of the world’s largest publicly-listed mid-sized conventional tanker company that would be more attractive to investors, an increased total liquidity position, and a larger and younger fleet with which to service customers globally. The success of the merger will depend, in part, on our ability to realize such anticipated benefits from combining our business with TIL’s. The anticipated benefits and cost savings of the merger may not be realized fully, or at all, or may take longer to realize than expected. Failure to achieve anticipated benefits could result in increased costs and decreases in the amounts of expected revenues or our results of operations.

Although our Manager (defined below) already provided the commercial and technical management to the majority of TIL’s vessels and substantially all of the corporate and administrative services for TIL prior to the merger, it is possible that the integration process could result in the disruption of each company’s ongoing businesses or inconsistencies in standards, controls, procedures or policies that adversely affect our ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. Integration efforts between us and TIL may also divert management attention and resources. These integration matters could have an adverse effect on both us and TIL during the transition period. The integration may take longer than anticipated and may have unanticipated adverse results relating to our or TIL’s existing business.

Our entry into the business of providing ship-to-ship lightering services and LNG terminal management and consultancy services may be unsuccessful.

In July 2015, we acquired a ship-to-ship transfer business from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE. The acquired business provides ship-to-ship transfer services in the oil, gas and dry bulk industries, as well as liquified natural gas (or LNG) terminal management and consultancy services. We have no or limited prior experience in these businesses and competitors may have greater experience and resources than do we or Teekay Corporation. The markets for ship-to-ship transfer business and these consultancy services may have different competitive dynamics than our existing business, and customers may not engage us to provide these new services. As a result, our entry into these new markets may not be successful.

Over time, the value of our vessels may decline, which could adversely affect our ability to obtain financing or our operating results.
Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If the operation of a tanker is not profitable, or if we cannot re-deploy a chartered tanker at attractive rates upon charter termination, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. As of December 31, 2017, three of our credit facilities and four of our obligations related to capital leases contain loan-to-value financial covenants tied to the value of the vessels that collateralize these credit facilities and the vessels related to the capital leases. A significant decline in the market value of these tankers may require us to pledge additional collateral to avoid a default under these credit facilities and obligations related to capital leases. We are required to maintain vessel value to outstanding loan principal balance ratios ranging from 90%-125%. At December 31, 2017, we were in compliance with these requirements.

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
As of December 31, 2017, our long-term debt was approximately $963.2 million and an additional $88.6 million was available to us under our revolving credit facilities. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facilities. Our level of debt could have important consequences to us, including the following:

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
The operation of oil tankers and lightering vessels is inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time, based on its cost compared to our off-hire experience. Any significant off-hire time of our vessels could harm our business, operating results and financial condition. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

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
Terrorist attacks, piracy and the current or future conflicts in the Middle East West Africa (Nigeria), Libya and elsewhere, and other current and future conflicts and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and fund future growth. Continuing hostilities in the Middle East especially among Qatar, Saudi Arabia, the United Arab Emirates, Yemen and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.

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
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent piracy risk in the Straits of Malacca and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage can increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which are incurred to the extent we employ on-board security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
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
A cyber attack could materially disrupt our business.
We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to unauthorized release of information or alteration of information on our systems. Any such attack or other breach of our information technology systems could have a material adverse effect on our business and results of operations.
Past port calls by our vessels, or third-party vessels from which we derived pooling revenues, to countries that are subject to sanctions imposed by the United States and the European Union may impact investors’ decisions to invest in our securities.
The United States has imposed sanctions on Syria and Sudan. The United States and the European Union (or EU) also had imposed sanctions on Iran. The EU lifted these sanctions in January 2016. At that time, the U.S. lifted its secondary sanctions on Iran, which applied to foreign persons, but has retained its primary sanctions, which apply to U.S. entities and their foreign subsidiaries. In the past, conventional oil tankers owned or chartered-in by us, or third-party vessels participating in commercial pooling arrangements from which we derive revenue, made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions at the time and we intend to maintain our compliance with all U.S. and EU sanctions. In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil or gas to or from Iran or Syria. We believe that our compliance with these sanctions and our lack of any future port calls to those countries does not and will not adversely impact our revenues, because port calls to these countries have never accounted for any material amount of our revenues. However, some investors might decide not to invest in us simply because we have previously called on, or through our participation in pooling arrangements have previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.
Marine transportation is inherently risky, and an incident involving loss or damage to a vessel, significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
Vessels and their cargoes are at risk of being damaged or lost because of events such as:

•	marine disasters;

•	bad weather or natural disasters;

•	mechanical or electrical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	piracy;

•	cyber attack;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from charters;

•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system affected by the spill;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these events could have a material adverse effect on our business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customer, which would in turn result in loss of revenues.
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

These requirements may affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and related requirements on us, please read Item 4 – Information on the Company: B. Business Overview – Regulations.
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. Our revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil will lessen dramatically over the short-term, in the long-term, climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
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
Pursuant to the terms of the Management Agreement, our Manager provides to us commercial, technical, administrative and strategic services, including vessel maintenance, crewing, purchasing, shipyard supervision, insurance and financial services. Our Manager then subcontracts the commercial management and technical management services to TTOL, our wholly-owned subsidiary. Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services by our Manager. Our business will be harmed if our Manager fails to perform these services satisfactorily, if it stops providing these services to us or if it terminates the Management Agreement, as it is entitled to do under certain circumstances. The circumstances under which we are able to terminate the Management Agreement are limited and do not include mere dissatisfaction with our Manager’s performance. In addition, upon any termination of the Management Agreement, we may lose our ability to benefit from economies of scale in purchasing supplies and other advantages that we believe our relationship with Teekay Corporation provides. Furthermore, the profitable operation of our tankers that participate in tanker pooling arrangements depends largely on the efforts of the pool managers and Teekay Corporation’s reputation and relationships in the shipping industry. Under the pooling arrangements, the earnings and voyage expenses of all of the vessels in pools are aggregated, or pooled, and divided according to an agreed formula. If Teekay Corporation suffers material damage to its reputation or relationships, it may harm our ability to:

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
Our Class B common stock has five votes per share, and our Class A common stock has one vote per share. However, the voting power of the Class B common stock is limited such that the aggregate voting power of all shares of outstanding Class B common stock can at no time exceed 49% of the voting power of our outstanding Class A common stock and Class B common stock, voting together as a single class. As of the date of this Annual Report, Teekay Corporation indirectly owns shares of Class A and Class B common stock representing a majority of the voting power of our outstanding capital stock. Through its ownership of all of our Class B common stock and of our Manager and other entities that provide services to us, Teekay Corporation has substantial control and influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions. In addition, because of this dual-class common stock structure, Teekay Corporation will continue to be able to control matters submitted to our shareholders for approval even though it owns significantly less than 50% of the outstanding shares of our common stock. This voting control limits our remaining Class A common shareholders’ ability to influence corporate matters and, as a result, we may take actions that our Class A common shareholders do not view as beneficial.
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

In addition, our rights to terminate the Management Agreement are limited. Even if we are not satisfied with the Manager’s efforts in managing our business, unless our Manager materially breaches the agreement or experiences certain bankruptcy or change of control events, we have only a limited right to terminate the agreement after 10 years, effective December 31, 2017, and may not be able to terminate the agreement until December 31, 2022, the end of the initial 15-year term. If we elect to terminate the Management Agreement at either of these points or at the end of any subsequent renewal term, our Manager will receive a termination fee, which may be substantial.
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
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chief Executive Officer and our Chief Financial Officer and three of our directors also serve as executive officers or directors of Teekay Corporation and/or executive officers of our Manager, and as a result, have fiduciary duties to manage the business of Teekay Corporation and its affiliates in a manner beneficial to such entities and their shareholders or partners, as the case may be. Consequently, these officers and director may encounter situations in which their fiduciary obligations to Teekay Corporation or our Manager or their affiliates, on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders.
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
Tax Risks
In addition to the following risk factors, you should read Item 4E – Information on the Company – Taxation of the Company, Item 10 - Additional Information – Material U.S. Federal Income Tax Considerations and Item 10 - Additional Information – Non-United States Tax Considerations for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our Class A common stock.
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
We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized own assets or have operations, which reduces our operating results. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing our operating results. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, if Teekay Tankers Ltd. was not able to satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code, we would be subject to U.S. federal income tax on shipping income attributable to our transportation of cargoes to or from the United Sates, the amount of which is not within our complete control. Also, jurisdictions in which we or our subsidiaries are organized, own assets or have operations may change their tax laws, or we may enter into new business transactions relating to such jurisdictions, which could result in increased tax liability and reduce our operating results. Please read Item 4 - Information on the Company—Taxation of the Company.

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

Our conventional fleet size has increased from nine owned Aframax tankers in 2007 to 52 owned conventional tankers, four conventional tankers related to capital leases, one in-chartered vessel and one jointly-owned Very Large Crude Carrier (or VLCC) as of December 31, 2017. The capacity of our conventional tanker fleet has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 7,703,900 dwt as of December 31, 2017. Over the last five years, we have acquired 18 conventional tankers through the merger with Tanker Investments Ltd (or TIL), 17 conventional tankers from external parties and two conventional tankers from TOO. In March 2014, we also assumed ownership of two VLCCs that previously served as collateral under term loans we made to a third party. We subsequently sold those two VLCCs in May 2014. We sold three Aframax tankers and two Suezmax tankers in 2017, two Medium Range (or MR) tankers in 2016 and one MR tanker in 2015. Please read Item 18 – Financial Statements: Note 19 - Vessel Sales and Vessel Acquisitions. We also completed a sale-leaseback financing transaction in 2017 relating to four of our Suezmax tankers. Please read Item 18 - Financial Statements: Note 9 - Leases and Restricted Cash.

In November 2017 we completed a merger with TIL by acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange resulting in TIL becoming a wholly-owned subsidiary. At the time of the merger, TIL owned a modern fleet of 10 Suezmax tankers, six Aframax tankers and two LR2 product tankers. Please read Item 18 - Financial Statements: Note 22 - Acquisition of Tanker Investments Ltd.

In May 2017, we completed the acquisition from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay Corporation, the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns conventional tanker commercial management and technical management operations and directly administers four commercially managed tanker revenue sharing arrangements (or RSAs). Please read Item 18 - Financial Statements: Note 6 - Investments in and advances to Equity Accounted Investments.

In July 2015 we acquired the ship-to-ship transfer business (previously referred to as SPT) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE. SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, SPT also provides consultancy and LNG terminal management services. This acquisition established us as a global company in the ship-to-ship transfer business. As of December 31, 2017, SPT operated a fleet of six ship-to-ship support vessels, including three owned and three chartered-in vessels. Please read Item 18 - Financial Statements: Note 21 - Acquisition of SPT.

From time to time, we also charter-in vessels, typically from third parties as part of our chartering strategy. Please read “Business Strategies” below in this Item. Most of our acquisitions were financed by a combination of utilizing the net proceeds from public equity offerings or private placements, as well as raising new debt, the assumption of existing debt, drawing on our revolving credit facility, and using our available working capital.

We incorporated on October 17, 2007 under the laws of the Republic of The Marshall Islands as Teekay Tankers Ltd. and maintain our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.

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

Teekay Corporation, which formed us in 2007, is a leading provider of marine services to the global oil and natural gas industries, and together with its subsidiaries, is one of the world’s largest operator of medium-sized oil tankers. We believe we benefit from Teekay Corporation’s expertise, relationships and reputation as we operate our fleet and pursue growth opportunities. We have acquired a portion of our current operating fleet from Teekay Corporation at various times since our inception and we anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties. In addition, Teekay Corporation’s day-to-day focus on cost control is applied to our operations. Teekay Corporation and two other shipping companies participate in a purchasing alliance, Teekay Bergesen Worldwide, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals. Through our Manager, we benefit from this purchasing alliance.

Commencing with the dividend paid in the first quarter of 2016, we adopted a dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share under our current policy. Adjusted net (loss) income is a non-GAAP measure which excludes specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of our financial results. Prior to this change, our dividend policy was to distribute to our shareholders a fixed quarterly dividend of $0.03 per share ($0.12 per share annually). Our dividend policy is reviewed by our Board of Directors from time to time and is subject to change. For additional information about our dividend policy, please read Item 8 – Financial Information: Dividend Policy.

Under the supervision of our executive officers and Board of Directors, our operations are managed by our Manager, which provides to us commercial, technical, administrative and strategic services. We have entered into a long-term agreement with our Manager (the Management Agreement) pursuant to which our Manager and its affiliates provide to us technical, administrative and strategic services. Our Manager has also subcontracted TTOL and its affiliates to provide certain commercial and technical services to us. We pay our Manager a market-based fee for its services. In order to provide our Manager with an incentive to improve our operation and financial conditions, we have agreed to pay a performance fee to our Manager under certain circumstances, in addition to the basic fee provided in the Management Agreement. Please read Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions—Management Agreement for additional information about the Management Agreement.

We employ our chartering strategy based on the outlook of our Manager for freight rates, oil tanker market conditions and global economic conditions. Please refer to the “Our Fleet” table below. We employ our vessels on fixed rate time-charter out contracts and in various RSAs, the majority of which are managed by TTOL, which employ vessels on the spot market. By employing some of our vessels in these RSAs, we believe we benefit from TTOL’s expertise in commercial management of oil tankers and economies of scale of a larger fleet, including higher vessel utilization and daily revenues.
Our Fleet
The following table summarizes our fleet as at December 31, 2017:

	Owned and Capital Lease Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	6	—	6
Aframax Tankers	8	—	8
Long Range 2 Product Tankers	2	—	2
VLCC Tankers (1)	1	—	1
Total Fixed-Rate Fleet (2)	17	—	17
Spot-rate:
Suezmax Tankers	24	—	24
Aframax Tankers	9	1	10
Long Range 2 Product Tankers	7	—	7
Total Spot Fleet (3)	40	1	41
Total Conventional Fleet	57	1	58
Ship-to-Ship Support Vessels	3	3	6
Total Teekay Tankers Fleet	60	4	64

(1)
We own one VLCC through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to Note 6 - Investments in and advances to Equity Accounted Investments, included in Item 18 – Financial Statements in this Annual Report).

(2)	The number of time-charter out contracts scheduled to expire include 16 in 2018 (including one jointly owned VLCC time-charter out contract) and one in 2019.

(3)
A total of 40 of our owned and capital lease vessels operated in the spot market in RSAs, which are managed by subsidiaries of TTOL (collectively, the Pool Managers). As at December 31, 2017, the three vessel class RSAs in which we participate were comprised of a total of 27 Suezmax tankers, 31 Aframax tankers, and nine LR2 product tankers (of which eight LR2 tankers are cross-trading in the Aframax RSA), including vessels owned by other members of the RSA.

The following table provides additional information about our Suezmax-class oil tankers, including tankers that are owned and related to capital leases, as of December 31, 2017, of which 28 are Bahamian flagged and two are Malta flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Ashkini Spirit	165,200	2003	RSA	—	—
Aspen Spirit	156,800	2009	RSA	—	—
Athens Spirit	158,500	2012	RSA	—	—
Atlanta Spirit	158,700	2011	RSA	—	—
Baker Spirit	156,900	2009	RSA	—	—
Barcelona Spirit	158,500	2011	RSA	—	—
Beijing Spirit	156,500	2010	RSA	—	—
Cascade Spirit	156,900	2009	RSA	—	—
Copper Spirit	156,800	2010	RSA	—	—
Dilong Spirit	159,000	2009	RSA	—	—
Godavari Spirit	159,100	2004	RSA	—	—
Iskmati Spirit	165,300	2003	RSA	—	—
Jiaolong Spirit	159,000	2009	RSA	—	—
Kaveri Spirit	159,100	2004	RSA	—	—
London Spirit (1)	158,500	2011	Time charter	$21,000	Jan-18
Los Angeles Spirit (1)	159,200	2007	Time charter	$22,500	Jan-18
Montreal Spirit (2)	150,000	2006	Time charter	$22,000	Feb-18
Moscow Spirit	156,500	2010	RSA	—	—
Narmada Spirit	159,200	2003	RSA	—	—
Pinnacle Spirit	160,400	2008	RSA	—	—
Rio Spirit (3)	158,400	2013	RSA	—	—
Seoul Spirit	160,000	2005	RSA	—	—
Shenlong Spirit (2)	159,000	2009	Time charter	$19,750	Feb-18
Summit Spirit	160,500	2008	Time Charter	$26,200	Aug-18
Sydney Spirit	158,500	2012	RSA	—	—
Tahoe Spirit (2)	156,900	2010	Time charter	$19,750	Feb-18
Tianlong Spirit	159,000	2009	RSA	—	—
Tokyo Spirit	150,000	2006	RSA	—	—
Vail Spirit	157,000	2009	RSA	—	—
Zenith Spirit	160,500	2009	RSA	—	—
Total Capacity	4,749,900

(1)	The Suezmax tankers London Spirit and Los Angeles Spirit completed their respective time-charter out contracts and joined the Teekay Suezmax RSA in January 2018.

(2)	The Suezmax tankers Montreal Spirit, Shenlong Spirit and Tahoe Spirit completed their respective time-charter out contracts and joined the Teekay Suezmax RSA in February 2018.

(3)	The Suezmax tanker Rio Spirit entered into a time-charter out contract, which commenced in January 2018.

The following table provides additional information about our owned Aframax-class oil tankers as of December 31, 2017, all of which are Bahamian flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Americas Spirit	111,900	2003	Time charter	$15,000	Oct-18
Australian Spirit	111,900	2004	Time charter	$16,000	Nov-18
Axel Spirit (1)	115,400	2004	Time charter	$18,000	Jan-18
Blackcomb Spirit	109,000	2010	RSA	—	—
Emerald Spirit	109,100	2009	RSA	—	—
Erik Spirit	115,500	2005	RSA	—	—
Esther Spirit	115,400	2004	Time charter	$25,000	Dec-18
Everest Spirit	115,000	2004	Time charter	$25,000	Apr-19
Explorer Spirit	105,800	2008	Spot	—	—
Garibaldi Spirit	109,000	2009	RSA	—	—
Helga Spirit	115,500	2005	Time charter	$24,900	Sep-18
Matterhorn Spirit	114,800	2005	RSA	—	—
Navigator Spirit	105,800	2008	Spot	—	—
Peak Spirit	104,600	2011	RSA	—	—
Tarbet Spirit (1)	107,500	2009	Time charter	$17,000	Feb-18
Whistler Spirit	109,100	2010	RSA	—	—
Yamato Spirit	107,600	2008	Time charter	$23,000	Jun-18
Total Capacity	1,882,900

(1)	The Aframax tankers Axel Spirit and Tarbet Spirit completed their respective time-charter out contracts and joined the Teekay Aframax RSA in January 2018 and February 2018, respectively.

The following table provides additional information about our owned LR2 product-class oil tankers as of December 31, 2017, of which seven are Bahamian flagged and two are Marshall Islands flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Donegal Spirit	105,600	2006	Time charter	$17,750	Oct-18
Galway Spirit (1)	105,600	2007	Time charter	$17,000	Mar-18
Hovden Spirit	105,300	2012	RSA	—	—
Leyte Spirit	109,700	2011	RSA	—	—
Limerick Spirit	105,600	2007	RSA	—	—
Luzon Spirit	109,600	2011	RSA	—	—
Sebarok Spirit	109,600	2011	RSA	—	—
Seletar Spirit	109,000	2010	RSA	—	—
Trysil Spirit	105,300	2012	RSA	—	—
Total Capacity	965,300
(1)The LR2 product tanker Galway Spirit completed a time-charter out contract and joined the Taurus Tankers LR2 RSA in March 2018.

The following table provides additional information about our VLCC-class oil tanker as of December 31, 2017, which is Hong Kong flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hong Kong Spirit (1)	319,000	2013	Time charter	$37,500	Jul-18

(1)	The VLCC vessel, Hong Kong Spirit, is owned through a 50/50 joint venture. The charter rate on this vessel is subject to a profit sharing amount that is calculated every six months.

Please read Note 8 - Long-Term Debt included in Item 18 – Financial Statements included in this Annual Report for information with respect to major encumbrances against our vessels.
Business Strategies
Our primary business strategies include the following:

•
Expand our fleet through accretive acquisitions. Since our initial public offering, we have purchased 21 conventional tankers from Teekay Corporation, 18 conventional tankers resulting from the merger with TIL, 17 conventional tankers from third parties and two conventional tankers from TOO. In the future, we anticipate growing our fleet primarily through acquisitions of tankers from third parties, by securing additional in-chartered vessels and by ordering newbuildings.

•
Tactically manage our mix of spot, charter, lightering, and LNG terminal management and consultancy contracts. We employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate contracts to reduce downside risks. We believe that our Manager’s experience operating through cycles in the tanker spot market will assist us in employing this strategy and seeking to maximize operating results. In addition, we expect that the July 2015 acquisition of SPT will provide stable cash flow, to partially offset volatility in the tanker market, through global ship-to-ship support services, full service lightering, and LNG terminal management and consultancy services.

•
Increase cash flow by participating in revenue sharing arrangements. We believe that the cash flow we derive over time from operating a significant number of our vessels in the Teekay Suezmax RSA, the Teekay Aframax RSA and the Taurus Tankers LR2 RSA exceeds the amount we would otherwise derive by operating these vessels outside of the RSAs due to higher vessel utilization and daily revenues. We also derive RSA and vessel management income through the operations of TTOL, which owns conventional tanker commercial and technical management operations and directly administers four commercially managed RSAs. We seek to increase this fee income by increasing the number of vessels participating in the applicable RSAs.

•
Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. We believe that energy companies seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We leverage our reputation and operational expertise to further expand these relationships with consistent delivery of superior customer service through our Manager.

Our Chartering Strategy and Participation in the Vessel Revenue Sharing Arrangements
Chartering Strategy. We operate our vessels in both the spot market and under time charters of varying lengths in an effort to maximize cash flow from our vessels based on our Manager’s outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2017, a total of 36 of our owned vessels, four of our capital lease vessels and one time-chartered in vessel operated in the spot market through participation in RSAs or on spot voyage charters. 24 of our owned and capital lease vessels operated in the Teekay Suezmax RSA, seven of our owned vessels operated in the Teekay Aframax RSA, and six of our owned vessels operated in the Taurus Tankers LR2 RSA. In addition, three of our owned vessels and one time-chartered in vessel operated in the spot market on voyage charters. As of December 31, 2017, 16 of our owned vessels and one jointly-owned vessel operated under fixed-rate time-charter contracts. Our mix of vessels trading in the spot market, providing lightering services in the U.S. Gulf (or USG), or subject to fixed-rate time charters will change from time to time. Our Manager also may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments. Likewise, the managers of the RSAs in which we participate may, with our approval, enter into fixed-rate time charters for vessels we include in those RSAs, thereby decreasing spot-rate exposure without withdrawing the vessels from the RSAs.
Vessel Revenue Sharing Arrangements. Under the RSAs, the aggregate revenues generated by the applicable RSAs are distributed to RSA members, including us, pursuant to a pre-arranged weighting system based on actual earnings days each vessel is available during the applicable period and on each vessel’s earnings capability based on its characteristics, speed and bunker consumption. The allocation for each vessel participating in the RSA is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to RSA participants and adjusted at standard intervals determined by each RSA based on the weighting system. We have agreed with the respective RSA managers and RSA participants to include certain of our vessels trading on voyage charters into the RSAs assuming the vessel meets the respective RSA criteria. For example, our Suezmax tankers that are operating on voyage charters with terms of less than one year are included in the Teekay Suezmax RSA. Likewise, Aframax tankers and LR2 tankers on voyage charters with terms of 90 days or less participate in the Teekay Aframax RSA and the Taurus Tankers LR2 RSA, respectively. Please read Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions – Revenue Sharing Pooling Agreements, for additional information about the Teekay Suezmax RSA, the Teekay Aframax RSA, and the Taurus Tankers LR2 RSA.
Voyage Charters. Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot market revenues may generate increased profit margins during times when tanker rates are increasing, while tankers operating under fixed-rate time charters generally provide more predictable cash flows without exposure to the variable expenses such as port charges and bunkers. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses attributable to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses are incurred regardless of particular voyage details and include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. When the vessel is “off hire,” or not available for service, the vessel is unavailable to complete new voyage charters until the off hire is finalized and the vessel becomes available again for service. In addition, if the vessel is “off hire” while trading in a commercial RSA, the vessel will have those off hire days deducted from its monthly calculation of available days for the purpose of RSA distributions. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.
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
Time-Charters-in. A time-charter in vessel is one that is contracted from another party for use by us for a fixed period of time at a specified daily rate. We may choose to place the time-chartered in vessel in a RSA if it meets the standards to participate in a RSA or to employ it on a fixed-rate time-charter out for the same period of time the vessel is chartered-in to us or for shorter depending on the market conditions and the Manager’s outlook for the market. Under a typical time-charter in, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily hire rate. The customer is responsible for substantially all of the voyage-related expenses. When the vessel is off hire the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of fuel bunkers, unless the charterer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off hire if there is an occurrence preventing the full working of the vessel.
Our Full Service Lightering, Ship-to-ship Support Services, and LNG Terminal Management and Consultancy Strategy
Full Service Lightering. Full service lightering is the process of transferring cargo between vessels of different sizes. Our lightering capability leverages access to our Aframax fleet operating in the USG and our offshore lightering support acumen to provide full service lightering. Our customers include oil companies and trading companies that are importing or exporting crude oil in the USG to or from larger Suezmax and VLCC vessels which are port restricted due to their size. We believe that our full service lightering in the USG will provide additional base cargo volume complementary to our spot trading strategy in the Caribbean to the USG market, and allow our Manager to better optimize the deployment of the fleet that we trade in this region through better scheduling flexibility and utilization.
Ship-to-Ship Support Services and LNG Terminal Management and Consultancy Services. Ship-to-ship (or STS) support service is the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway. Demand for global ship-to-ship support services is often driven by oil market arbitrages and oil traders optimizing their USD ton/mile on cargoes. We intend to access various opportunities related to the provision of global ship-to-ship services, including blending, breaking of bulk cargo shipments, and the optimization of markets in contango which may use floating storage as a more cost-effective solution to shore tankage. LNG terminal management and consultancy services revolve around tailored service provisions focusing on areas such as LNG terminal operations and maintenance, LNG terminal development, LNG bunkering solutions, and commissioning and compatibility services. We seek to obtain more sustainable revenue through long-term, fixed-rate contracts for these LNG services.
Industry and Competition
We compete in the Suezmax (125,000 to 199,999 dwt) and Aframax (80,000 to 124,999 dwt) crude oil tanker markets. Our competition in the Aframax and Suezmax markets is also affected by the availability of other size vessels that compete in these markets. Suezmax size vessels and Panamax (55,000 to 79,999 dwt) size vessels can compete for many of the same charters for which our Aframax tankers compete; Aframax size vessels and VLCCs (200,000 to 319,999 dwt) can compete for many of the same charters for which our Suezmax tankers may compete. Because of their large size, VLCCs and Ultra Large Crude Carriers (or ULCCs) (320,000+ dwt) rarely compete directly with Aframax tankers, and ULCCs rarely compete with Suezmax tankers for specific charters. However, because VLCCs and ULCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

We also compete in the LR2 (80,000 to 119,999 dwt) product tanker market. Our competition in the LR2 product tanker market is affected by the availability of other size vessels that compete in the market. Long Range 1 (or LR1) (60,000-79,999 dwt) size vessels can compete for many of the same charters for which our LR2 tankers compete.

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

As of December 31, 2017, other large operators of Aframax tonnage (including newbuildings on order) included Sovcomflot (approximately 48 vessels), Malaysian International Shipping Corporation (or MISC) (approximately 43 Aframax vessels), the Sigma Pool (approximately 36 vessels) and the Navig8 Pool (approximately 17 vessels). Other large operators of Suezmax tonnage (including newbuildings on order) as of such date included Nordic American Tankers (approximately 33 vessels), the Blue Fin Pool (approximately 23 vessels), Euronav (approximately 22 vessels), the Stena Sonangol Pool (approximately 18 vessels), Navig8 (approximately 16 vessels), and Sovcomflot (approximately 15 vessels).

As of December 31, 2017, we remain effectively one of three active full service lightering businesses in the USG, the largest being AET Tankers (or AET) (a subsidiary company of MISC) and the smallest being OSG Lightering (a subsidiary of International Seaways Inc.). AET and we remain as the only two providers consistently offering the compliment of full service STS offering, which includes the availability of Aframax tonnage to provide shipment between shore and offshore. USG lightering trade has a steady foundation of demand due to traditional imports into the United States to serve U.S. Gulf Coast refinery demand. Although imports of crude oil into the U.S. have declined as a result of OPEC cuts that are ongoing since 2016, we believe that the demand for import lightering has stabilized to a base level that is consistent to the dependency which U.S. refiners still have on foreign oil that is only economically transported on larger VLCC and Suezmax class vessels into the U.S. Gulf Coast. At the end of 2017, export lightering comprised approximately 30% of total volume lightered in the U.S. Gulf. As the United States continues to project growth in crude production, we believe that the percentage of export lightering as compared to import lightering will increase as shippers look to leverage U.S. crude oil exports on larger size vessels, including VLCC and Suezmax vessels targeted for Asia.

As of December 31, 2017, the largest operators of LR2 tonnage (including newbuildings on order) included Scorpio Tankers (approximately 23 vessels), the Navig8 LR2 pool (approximately 16 vessels), the Sigma Pool (approximately 15 vessels), Torm Tankers (approximately 14 vessels), and Ocean Tankers (approximately 12 vessels).

Competition in both the crude and product tanker markets is primarily based on price, location (for single-voyage or short-term charters), size, age, condition and acceptability of the vessel, oil tanker shipping experience and quality of ship operations, and the size of an operating fleet, with larger fleets allowing for greater vessel substitution, availability and customer service. Aframax and Suezmax tankers are particularly well-suited for short and medium-haul crude oil routes, while LR2 tankers are well-suited for long and medium-haul refined product routes.

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

Our largest competitor in the ship-to-ship global support business and the LNG terminal management and consultancy business is Fendercare Marine. Fendercare Marine is well-established and was relatively unchallenged in what was a niche market until 2006, when SPT developed from being primarily a U.S. based supplier. Through the growth of SPT we have gained market share, and now under TNK, we look to increase our presence further through our intended business development.

Oil Tanker Demand. Demand for oil tankers is a function of several factors, including world oil demand and supply (which affect the amount of crude oil and refined products transported in tankers), and the relative locations of oil production, refining and consumption (which affects the distance over which the oil or refined products are transported).

Oil has been one of the world’s primary energy sources for a number of decades. As of December 2017, the International Energy Agency (or IEA) estimated that oil consumption will increase from 97.8 million barrels per day (or mb/d) in 2017, to 99.1 mb/d in 2018 driven by increasing consumption in non-OECD countries. A majority of known oil reserves are located in regions far from major consuming regions, which contributes positively toward demand for oil tankers.

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

Oil Tanker Supply. New Aframax, Suezmax and LR2 tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. However, U.S. and international regulations require the earlier phase-out of existing vessels that are not double-hulled, regardless of their expected lifespan. As of December 31, 2017, the world Aframax crude tanker fleet consisted of 622 vessels, with an additional 56 Aframax crude oil tanker newbuildings on order for delivery through 2018; the world Suezmax crude tanker fleet consisted of 499 vessels, with an additional 36 Suezmax crude oil tanker newbuildings on order for delivery through 2018; the world LR2 product tanker fleet consisted of 342 vessels, and with an additional 17 LR2 product tanker newbuildings on order through 2018. Currently, delivery of a vessel typically occurs within two to three years after ordering.

The supply of oil tankers is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage. The level of newbuilding orders is primarily a function of newbuilding prices in relation to current and prospective charter market conditions. Other factors that affect tanker supply are the availability of financing and shipyard capacity. The level of vessel scrapping activity is primarily a function of scrapping prices in relation to current and prospective charter market conditions and operating, repair and survey costs. Industry regulations also affect scrapping levels. Please read “—Regulations” below. Demand for drybulk vessel and floating storage off-take units, to which tankers can be converted, strongly affects the number of tanker conversions.

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

Teekay Corporation, through certain of its subsidiaries, provides technical management services for the majority of our vessels. Teekay Corporation has obtained through Det Norske Veritas Germanischer Lloyd (or DNV-GL), the Norwegian classification society, approval of its safety management system as in compliance with the International Safety Management Code (or ISM Code), and this system has been implemented for all of our vessels. As part of Teekay Corporation’s ISM Code compliance, all of the vessels’ safety management certificates are maintained through ongoing internal audits performed by Teekay Corporation’s certified internal auditors and intermediate audits performed by DNV-GL.

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

All vessels are operated by us under a comprehensive and integrated Safety Management System that complies with the ISM Code, the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, and Occupational Health and Safety Assessment Series (or OHSAS) 18001 and the new Maritime Labour Convention 2006 that became enforceable on August 20, 2013. The management system is certified by DNV-GL. Although certification is valid for five years, compliance with the above-mentioned standards is confirmed on a yearly basis by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV-GL and certain flag states.

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

The applicable classification society certifies that the vessel’s design and build conforms to the applicable class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society in accordance to the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. As our vessels are modern and we have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry dock at two and a half to five-year intervals. In-water inspection is carried out during the second or third annual inspection (i.e. during an intermediate survey).

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

The IMO’s Maritime Safety Committee (or MSC) has adopted the International Code of Safety for Ships using Gases or other Low-flashpoint Fuels (the IGF Code), which is mandatory for ships fueled by gases or other low-flashpoint fuels, setting out mandatory provisions for the arrangement, installation, control and monitoring of machinery, equipment and systems using low-flashpoint fuel.

Annex VI to the IMO's International Convention for the Prevention of Pollution from Ships (MARPOL) (or Annex VI) sets limits on sulfur oxide and nitrogen oxide (or NOx) emissions from ship exhausts and prohibits emissions of ozone depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special “emission control areas” (or ECAs) to be established with more stringent controls on sulfur emissions.

Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. In October 2016 the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) shall enter into effect on January 1, 2019.

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect consumption data for each type of fuel oil they use, as well as certain other data including proxies for transport work.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. As of December 31, 2017, there were 67 contracting states to the convention. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. The IMO’s Marine Environment Protection Committee (or MEPC) agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017 must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey is completed on or after September 8, 2014 but prior to September 8, 2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017 if the first renewal survey after that date is completed prior to September 8, 2019 and if the previous two conditions are not met. Vessels will be required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Besides the IMO convention, ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The USCG has approved a number of BWMS. We estimate that the installation of approved BWMS may cost between $2 million and $3 million per vessel.

The IMO has also adopted an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions. The Polar Code and related amendments entered into force in January 2017. The Polar Code is mandatory for new vessels built after January 1, 2017. For existing ships, this code will be applicable from the first intermediate or renewal survey, whichever occurs first, beginning on or after January 1, 2018.

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

MARPOL Annex I also states that oil residue may be discharged directly from the sludge tank to the shore reception facility through standard discharge connections. They may also be discharged to the incinerator or to an auxiliary boiler suitable for burning the oil by means of a dedicated discharge pump. Amendments to Annex I expand on the requirements for discharge connections and piping to ensure residues are properly disposed of. Annex I is applicable for existing vessels with a first renewal survey beginning on or after January 1, 2017.

MSC 91 adopted amendments to SOLAS Regulation II-2/10 to clarify that a minimum of two-way portable radiotelephone apparatus for each fire party for firefighters' communication shall be carried on board. These radio devices shall be of explosion proof type or intrinsically safe type. All existing ships built before July 1, 2014 should comply with this requirement by the first safety equipment survey after July 1, 2018. All new vessels constructed (keel laid) on or after July 1, 2014 must comply with this requirement at the time of delivery.

As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 must comply no later than July 1, 2019.

The IMO continues to review and introduce new regulations; as such, it is impossible to predict what additional requirements, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.
European Union (or EU)
The EU has adopted legislation that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities, in the preceding two years); creates obligations on the part of EU member port states to inspect minimum percentages of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.
Two regulations were introduced by the European Commission in September 2010, as part of the implementation of the Port State Control Directive. These came into force on January 1, 2011 and introduced a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.
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
The EU has adopted a Directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted similar regulations. Since January 1, 2014, the California Air Resources Board has required vessels to burn fuel with 0.1% sulfur content or less within 24 nautical miles of California. China also established emission control areas and continues to establish such areas, restricting the maximum sulfur content of the fuel to be used by vessels within those areas, which limits become progressively stricter over time.
IMO regulations require that as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. Currently, the only grade of fuel meeting 0.1% sulfur content requirement is low sulfur marine gas oil (or LSMGO). Certain modifications were necessary in order to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition, LSMGO is more expensive than HFO and this could impact the costs of operations. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements. The global cap on the sulfur content of fuel oil is currently 3.5%, to be reduced to 0.5% by January 1, 2020.
The EU Ship Recycling Regulation aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and for recycling facilities both in the EU and in other countries. Each new ship has to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Regulation is to apply generally not later than December 31, 2018, with certain provisions applicable from December 31, 2020. The EU Commission adopted a European List of approved ship recycling facilities, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the Regulation.
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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates Coast Guard requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2016, depending on the vessel size. This permit is effective to December 18, 2018. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.
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
In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016, the IMO’s MEPC adopted updated guidelines for the calculation of the EEDI. In addition, the IMO is evaluating various mandatory measures to reduce greenhouse gas emissions from international shipping, which may include market-based instruments or a carbon tax. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnages and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships with an initial strategy to be adopted in 2018 (July 7, 2017 saw the MEPC agree on a draft outline of the IMO’s strategy for reducing greenhouse gas emissions in the shipping sector) and a revised strategy to be adopted in 2023.
The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification (MRV) of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and starts January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency. To comply with the EU MRV regulation, we have prepared an EU MRV monitoring plan and EU MRV monitoring template in line with legislative requirement. While the EU was considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 (in the absence of a comparable system operating under the IMO) it appears that the decision to include shipping may be deferred until 2023.
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
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the Maritime Security Council Horn of Africa (or MSCHOA) whenever our vessels are calling in the Indian Ocean Region or West Coast of Africa (or WAC) high risk area. In order to mitigate the security risk, security arrangements are required for vessels which travel through the Gulf of Aden and WAC region.

C.	Organizational Structure
As of December 31, 2017, Teekay Corporation (NYSE: TK), through its 100%-owned subsidiary Teekay Holdings Ltd., had a 28.8% economic interest in us through its ownership of 40.3 million of our shares of Class A common stock and 37.0 million shares of our Class B common stock.

Our shares of Class A common stock entitle the holders thereof to one vote per share and our shares of Class B common stock entitle the holders thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As such, we are controlled by Teekay Corporation. Teekay Corporation also controls its public subsidiary Teekay LNG Partners L.P. (NYSE: TGP) and has significant influence over its publicly traded equity-accounted investment, Teekay Offshore Partners L.P. (NYSE: TOO).

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2017.

D.	Property, Plant and Equipment
Other than our vessels and related equipment, we do not have any material property.

Please see “Item 4. Information on the Company: Our Fleet” for a description of our vessels and “Item 18. Financial Statements: Note 8 –Long-Term Debt” for information about major encumbrances against our vessels.

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

Taxation of Operating Income. A significant portion of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes income from time-charters and bareboat-charters.

Fifty percent (50%) of Transportation Income that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Income) is considered to be derived from sources within the United States. Transportation Income that both begins and ends in the United States (or U.S. Source Domestic Transportation Income) is considered to be 100% derived from sources within the United States. Transportation Income exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the highest statutory rate for 2018 onwards is 21%), and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income, without benefit of deductions. For 2017, we estimate that if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Income would have been approximately $5.3 million. The amount of such tax for which we may be liable in any year would depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

2.	Marshall Islands Taxation
Because we and our controlled affiliates do not, and we do not expect that we or they will, conduct business, operations, or transactions in the Republic of the Marshall Islands, neither we nor our controlled affiliates are subject to income, capital gains, profits or other taxation under current Marshall Island law, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or re-domiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, or (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with requests made by the Marshall Islands registrar of corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by our controlled affiliates to us are not subject to any taxes under the laws of Marshall Islands.

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
Our business is to own oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. We further developed our service offerings to our customers through the 2015 purchase of a ship-to-ship (or STS) transfer business that provides full service lightering as well as lightering support services and consultancy and LNG terminal management services. This acquisition, which is adjacent to our core competencies, along with our existing conventional tanker commercial management and technical management operations, improved our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these business areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. We were formed in October 2007 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and gas industries and the world’s largest operator of medium-sized oil tankers, and we completed our initial public offering in December 2007.

Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. Teekay currently holds a majority of the voting power of our common stock, which includes Class A common stock and Class B common stock.

Commencing with the dividend paid in the first quarter of 2016, we adopted a dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share, under our current dividend policy. Adjusted net (loss) income is a non-GAAP measure which excludes specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of our financial results. Prior to this change, our dividend policy was to distribute to our shareholders a fixed quarterly dividend of $0.03 per share ($0.12 per share annually). Our dividend policy is reviewed by our Board of Directors from time to time and is subject to change.
Significant Developments in 2017 and 2018
New Loan Facility

In December 2017, we entered into a $270 million long-term debt facility which is scheduled to mature in December 2022. The funds were used to refinance two of our revolving credit facilities which we assumed in the merger with Tanker Investments Ltd. (or TIL).

Merger Agreement with TIL

On November 27, 2017, we completed a merger with TIL by acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of our Class A common stock for each share of TIL common stock, and as a result, TIL became a wholly-owned subsidiary. As consideration for the merger, we issued 88,977,544 Class A common shares to the TIL shareholders, including 8,250,000 shares to Teekay. At the time of the merger, TIL owned a modern fleet of 10 Suezmax tankers, six Aframax tankers and two LR2 product tankers, with an average age of 7.3 years.

Prior to the completion of the merger, our shareholders voted in favor of increasing the authorized number of our Class A common shares to permit the issuance of Class A common shares as consideration for the merger with TIL. Concurrently, the merger was approved by the shareholders of TIL. We amended our amended and restated articles of incorporation on November 27, 2017, increasing the authorized Class A common shares from 200,000,000 to 285,000,000 and the total authorized capital stock from 400,000,000 to 485,000,000.

Commencing on November 27, 2017, we consolidate the results of TIL. Prior to the completion of the merger, we equity accounted for our 11.3% interest in TIL.

Acquisition of Remaining 50% Interest of Teekay Tanker Operations Ltd (or TTOL)

On May 31, 2017, we completed the acquisition from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, of the remaining 50% interest in TTOL for $39.0 million, which included $13.1 million for assumed working capital and our issuance to Teekay of approximately 13.8 million shares of our Class B common stock. Prior to May 31, 2017, we owned 50% of TTOL and accounted for this investment using the equity method of accounting. Since we acquired the remaining 50% of TTOL on May 31, 2017, we own 100% of TTOL and now consolidate it. All information in this Item 5 - Operating and Financial Review and Prospects has been retroactively adjusted to include TTOL on a consolidated basis for the applicable periods.

Sale-Leaseback Financing Transaction

In July 2017, we completed a $153.0 million sale-leaseback financing transaction relating to four of our Suezmax tankers. The transaction is structured as 12-year bareboat charters with an average rate of approximately $11,100 per day, with purchase options for each of the four vessels at any point between July 2020 and July 2029.

Vessel Sales

In June, September and November 2017, we completed the sales of three of our older Aframax tankers, the Kyeema Spirit, Kanata Spirit and Kareela Spirit, resulting in an aggregate loss on the sales of the vessels of $11.2 million.

In January and March 2017, we also completed the sales of two Suezmax tankers, the Ganges Spirit and Yamuna Spirit, resulting in an aggregate loss on the sales of the vessels of $1.8 million.

Time Chartered-Out Vessels

In May and October 2017, we extended a time charter-out contract for one Aframax tanker and entered into a time charter-out contract for another Aframax tanker. These contracts have an average daily rate of $15,500 with firm periods ranging from 12 to 18 months.

In February and April 2017, we entered into time charter-out contracts for two Suezmax tankers, with an average daily rate of $21,500 and a firm period of 12 months. Subsequent to year-end, both tankers were redelivered to us in the first quarter of 2018 and were then trading in the spot market.

Time Chartered-in Vessels

During 2017, we redelivered a total of five in-chartered Aframax tankers and one in-chartered LR2 tanker back to their respective owners.

Continuous Offering Program and Private Placement

In January 2017, we re-opened our continuous offering program (or COP), under which we may issue shares of our Class A common stock at market prices, up to a maximum aggregate amount of $80.0 million. As at March 31, 2017, we had sold approximately 3.8 million shares under this COP for net proceeds of $8.5 million, net of issuance costs. No shares were sold under this COP during the remaining months of 2017. We also issued 2.2 million new shares of Class A common stock to Teekay in a private placement for gross proceeds of $5.0 million, and the price per share was set to equal the weighted average price of the Company's Class A common stock for the ten trading days ending on the date of issuance.

Share Repurchase Program

In September 2017, we announced that our Board of Directors had authorized a share repurchase program for the repurchase of up to $45.0 million of our shares of Class A common stock in the open market. No share repurchase activity has been conducted since inception of this program.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from time charters, voyage charters, revenue sharing arrangements and full service lightering and lightering support services. Revenues are affected by hire rates and the number of days a vessel operates. Revenues are also affected by the mix of our business between time charters, voyage charters and vessels operating in revenue sharing arrangements. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage. Our charters are explained further below.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the ship owner under voyage charters and the customer under time charters.

Net Revenues. Net revenues represent revenues less voyage expenses. Because the amount of voyage expenses we incur for a particular charter depends upon the type of the charter, we use net revenues to improve the comparability between periods of reported revenues that are generated by the different types of charters and contracts. We principally use net revenues, a non-GAAP financial measure, because we believe it provides more meaningful information to us about the deployment of our vessels and their performance than does revenues, the most directly comparable financial measure under GAAP.

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
Our Charters
We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters are charters for shorter intervals that are priced on a current or “spot” market rate then adjusted for pool participation based on predetermined criteria; and

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
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•
Our financial results reflect the results of TTOL and interests in vessels acquired from Teekay for all periods TTOL and the vessels were under common control. Each of the two conventional oil tankers (the Explorer Spirit, formerly known as the SPT Explorer, and the Navigator Spirit) acquired from TOO and the May 2017 acquisition of the remaining 50% interest in TTOL were deemed to be business acquisitions between entities under common control. Accordingly, we have accounted for these transactions in a manner similar to the pooling of interests method. Under this method of accounting our consolidated financial statements, for periods prior to the respective dates the interests in these vessels or the controlling interest in TTOL were actually acquired by us, are retroactively adjusted to include the results of these acquired vessels and TTOL. The periods retroactively adjusted include all periods that we and the acquired vessels or TTOL, as applicable, were both under common control of Teekay and had begun operations. All financial or operational information contained herein for the periods prior to the respective dates the interests in these vessels and TTOL were actually acquired by us, and during which we and the applicable vessels or TTOL were under common control of Teekay, are retroactively adjusted to include the results of these acquired vessels and TTOL and are also collectively referred to as the “Entities under Common Control”.

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

•
Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to forecast a shortfall in qualified personnel, although weak tanker markets may ease officer shortages. We will continue to focus on our manning and training strategies to meet future needs. In addition, factors such as client demands for enhanced training and physical equipment, pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations; however, increases to operational costs may well occur in the future.

•
The amount and timing of dry dockings of our vessels can significantly affect our revenues between periods. Our vessels are normally off hire when they are being dry docked. We had seven vessels drydock in 2017, compared to two vessels which dry docked in 2016 and 18 vessels which dry docked in 2015. The total number of off-hire days relating to dry dockings during the years ended December 31, 2017, 2016 and 2015 were 221, 82, and 603, respectively. For our current fleet, there are nine vessels scheduled to dry dock in 2018.

Results of Operations
In accordance with GAAP, we report gross revenues in our consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost (as is also described in "Our Charters" above). Accordingly, the discussion of revenue below focuses on net revenues and TCE rates where applicable.

For the years ended December 31, 2017, 2016 and 2015, operating results of our conventional tanker segment and ship-to-ship (or STS) segment are presented separately. Our STS transfer business was acquired in July 2015. Our conventional tanker segment includes the operations of all our tankers, including those employed on full service lightering contracts. Our STS transfer segment includes the operating results from lightering support services provided to our conventional tanker segment as part of full service lightering operations and other services provided to our customers associated with our lightering support operations.

Summary

Our consolidated income from vessel operations decreased to $1.4 million for the year ended December 31, 2017, compared to $96.8 million in the prior year. The primary reasons for this decrease are as follows:

•	a net decrease of $66.5 million primarily due to lower average realized spot TCE rates earned by our Suezmax, Aframax and LR2 product tankers;

•	a net decrease of $27.9 million primarily due to the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates; and

•
a net decrease of $9.5 million primarily due to the sale of two Suezmax tankers and three Aframax tankers in 2017, compared to the losses on sale of two MR tankers in 2016, and the redeliveries of our in-chartered vessels to their respective owners;

partially offset by

•	a net increase of $3.0 million primarily due to the scope of repairs and planned maintenance activities in 2017 as compared to 2016; and

•	a net increase of $1.7 million primarily resulting from the income from vessel operations of TIL subsequent to our merger with TIL on November 27, 2017.

We manage our business and analyze and report our results of operations on the basis of two reportable segments: the conventional tanker segment and the STS transfer segment. Please refer to Item 18 - Financial Statements: Note 5 - Segment Reporting. Details of the changes to our results of operations for each of our segments for the years ended December 31, 2017, 2016 and 2015 are provided below.
Year Ended December 31, 2017 versus Year Ended December 31, 2016
Conventional Tanker Segment
Our conventional tanker segment consists of conventional crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year). Our conventional tanker commercial management and technical management operations results are also included in our conventional tanker segment.

The following table presents our operating results for the years ended December 31, 2017 and 2016 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars)	2017	2016	% Change
Revenues	391,267	512,608	(24)%
Less: voyage expenses (1)	(87,879)	(56,805)	55%
Net revenues	303,388	455,803	(33)%
Vessel operating expenses	(135,740)	(150,100)	(10)%
Time-charter hire expense	(25,666)	(57,368)	(55)%
Depreciation and amortization	(95,433)	(99,024)	(4)%
General and administrative expenses	(29,539)	(29,432)	—%
Loss on sale of vessels	(13,034)	(20,926)	(38)%
Income from vessel operations	3,976	98,953	(96)%
Equity (loss) income	(25,370)	7,680	(430)%

(1)
Includes $10.5 million and $3.2 million of voyage expenses for the years ended December 31, 2017 and 2016, respectively, relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

Tanker Market
For 2017, tanker rates fell to cyclical lows due to the combined impact of high fleet growth and OPEC supply cuts. The global tanker fleet grew by 26.6 million deadweight tonnes (mdwt), or 4.8% in 2017, following 31.4 mdwt, or 6.0% growth in 2016. In addition, numerous vessels that were being used as floating storage returned to the trading fleet in 2017 as the crude oil forward curve flipped into backwardation, further adding to fleet supply. On the demand side, OPEC implemented 1.2 million barrels per day (mb/d) of supply cuts in January 2017 and maintained a high rate of compliance with these cuts throughout the year. This led to a reduction in cargoes from the Middle East, which in turn forced more VLCC tankers to compete with Suezmax tankers for Atlantic cargoes, thus putting pressure on mid-size tanker rates. An increase in U.S. crude exports to a record high of 2.0 mb/d by October 2017 gave some support to crude tanker demand; however, it was not enough to fully offset the negative impact of OPEC supply cuts.

Looking ahead to 2018, there are signs of improving fundamentals on both the supply and demand fronts. First, tanker fleet growth is expected to moderate due to a combination of lower deliveries and higher scrapping. Tanker scrapping for the global fleet totaled 11.5 mdwt in 2017, the highest level of tanker scrapping since 2012, and has remained firm with 1.6 mdwt scrapped in January 2018. The level of newbuild tanker deliveries is expected to reduce during 2018, particularly during the second half of the year, and is set to fall further in 2019 as the orderbook rolls off. As such, we estimate that world tanker fleet growth will fall to approximately 3% in 2018 and 2% in 2019.

Global oil demand is estimated to grow by 1.5 mb/d in 2018 (average of IEA, EIA and OPEC forecasts), which is above long-term average growth levels. This strong level of demand, combined with OPEC supply cuts, is leading to a rapid decline in global oil inventories back towards five-year average levels. Inventory drawdowns are negative for tanker demand in the short-term; however, a rebalancing in oil markets could lead OPEC to exit its supply agreement sooner than expected, which would be positive for the mid-size tanker market as it would draw VLCC tankers away from the Atlantic and back to the Middle East, thus reducing competition between the asset classes. Finally, a continued increase in U.S. crude oil production, which recently hit 10 mb/d for the first time since 1970, will likely lead to higher U.S. crude oil exports, which is positive for mid-size tanker demand as well as U.S. Gulf lightering demand.

Overall, the Company expects the tanker market to remain challenging over the near-term as ongoing OPEC supply cuts and the need to absorb recent fleet growth will likely keep the market subdued through the first few quarters of 2018. However, we expect that lower fleet growth, an expected increase in U.S. crude exports, and the potential for an increase in OPEC supply later in the year should lead to a tanker market recovery during the latter part of 2018 and into 2019.

Fleet and TCE Rates
As at December 31, 2017, we owned 52 double-hulled conventional oil tankers, entered into capital leases for four Suezmax vessels from third parties, time-chartered in one Aframax tanker and owned a 50% interest in one VLCC, the results of which are included in equity (loss) income. The number of vessels we own, as well as our financial and operational results, include the Entities under Common Control in all relevant periods presented. Please read Item 18 - Financial Statements: Note 3 - Acquisition of Entities under Common Control included in the notes to our consolidated financial statements included in this Annual Report.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2017 and 2016:

	Conventional Tanker Segment
	Year Ended December 31, 2017
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	Net Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$98,550	($5,618)	$525	$93,457	5,621	$16,627
Voyage-charter contracts - Aframax (4)	$141,763	($80,220)	$727	$62,270	3,956	$15,739
Voyage-charter contracts - LR2	$25,353	($141)	$306	$25,518	1,771	$14,407
Voyage-charter contracts - MR	$11	—	($10)	$1	—	—
Time-charter out contracts - Suezmax	$45,745	($932)	$18	$44,831	1,853	$24,198
Time-charter out contracts - Aframax	$50,964	($686)	$151	$50,429	2,283	$22,085
Time-charter out contracts - LR2	$15,391	($265)	($13)	$15,113	837	$18,063
Total	$377,777	($87,862)	$1,704	$291,619	16,321	$17,867

(1)
Excludes $10.4 million of commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs, $2.6 million of bunker rebates and $0.6 million of revenue earned from a profit-sharing agreement.

(2)	Includes $10.5 million of inter-segment voyage expenses relating to lightering support services provided by the ship-to-ship transfer segment to the full service lightering business.

(3)	Average TCE per Revenue Day excludes off-hire bunker and other expenses included as part of the adjustments.

(4)
Includes $92.8 million of revenues and $72.4 million of voyage expenses related to the full service lightering business, which include $10.5 million of inter-segment voyage expenses referenced in note 2, above.

	Conventional Tanker Segment
	Year Ended December 31, 2016
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	Net Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$184,965	($5,068)	($59)	$179,838	6,705	$26,820
Voyage-charter contracts - Aframax (4)	$158,272	($50,185)	$392	$108,479	5,145	$21,086
Voyage-charter contracts - LR2	$48,599	$53	($36)	$48,616	2,572	$18,903
Voyage-charter contracts - MR	$8,305	($30)	$302	$8,577	535	$16,035
Time-charter out contracts - Suezmax	$30,597	($731)	$99	$29,965	1,029	$29,124
Time-charter out contracts - Aframax	$54,593	($338)	$40	$54,295	2,327	$23,332
Time-charter out contracts - LR2	$12,201	($273)	($30)	$11,898	526	$22,629
Total	$497,532	($56,572)	$708	$441,668	18,839	$23,445

(1)
Excludes $11.2 million of commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs, $2.6 million of bunker rebates and $1.2 million of in-process revenue contract revenue.

(2)
Includes $3.2 million of inter-segment voyage expenses relating to lightering support services provided by the ship-to-ship transfer segment to the full service lightering business and excludes $0.3 million of voyage expenses incurred by TTOL.

(3)
Average TCE per Revenue Day excludes $0.7 million in pool management fees and commissions payable for commercial management for our vessels, off-hire bunker and other expenses, all of which are included as part of the adjustments.

(4)
Includes $48.2 million of revenues and $34.8 million of voyage expenses related to the full service lightering business, which includes $3.2 million inter-segment voyage expenses referenced in note 2, above.

Net Revenues. Net revenues decreased to $303.4 million for 2017 from $455.8 million for 2016 primarily due to:

•	a decrease of $66.5 million due to lower average realized spot tanker rates earned by our Suezmax, Aframax and LR2 tankers in 2017 compared to 2016;

•
net decreases of $59.3 million primarily due to the redeliveries of various in-charters to their owners at various times during 2016 and 2017 and the sale of two Suezmax product tankers, three Aframax tankers and two MR product tankers in 2016 and 2017, partially offset by the addition of 18 vessels that we acquired as part of the TIL merger on November 27, 2017 and three Aframax in-charters that were delivered to us during 2016 and 2017;

•
a net decrease of $29.3 million due to the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates and more vessels that transitioned from voyage charter to full service lightering employment in 2017 compared to 2016;

•	a decrease of $1.2 million due to in-process revenue contract amortization that we recognized in revenue in the first quarter of 2016;

•	a net decrease of $1.4 million due to more off-hire days, higher off-hire bunker and other expenses in 2017 compared to 2016;

•	a decrease of $0.9 million for 2017 due to one additional calendar day in 2016 as it was a leap year; and

•
a decrease of $0.9 million due to lower commissions and management fees earned from TTOL from the management of external vessels trading in the RSAs and bunker rebates received in 2017 compared to 2016;

partially offset by

•	an increase of $7.0 million due to an increase in the number of voyages related to our full service lightering operations in 2017 compared to 2016.
Vessel Operating Expenses. Vessel operating expenses decreased to $135.7 million for 2017 from $150.1 million for 2016 primarily due to:

•
a net decrease of $13.5 million primarily resulting from the sales of two MR tankers in the second half of 2016, of two Suezmax tankers in the first quarter of 2017, of one Aframax tanker in second quarter of 2017 and of two Aframax tankers in the second half of 2017;

•	a decrease of $3.0 million due to the scope of repairs and planned maintenance activities in 2017 as compared to 2016;

•	a decrease of $2.9 million due to higher transition costs incurred in 2016 compared to 2017 directly relating to 12 Suezmax tankers, which were acquired in the latter part of 2015; and

•	a decrease of $0.8 million primarily due to costs related to the change from external to in-house ship management and lower insurance premiums paid during the year;

partially offset by

•
an increase of $5.4 million primarily resulting from the acquisition of 10 Suezmax tankers, six Aframax tankers and two LR2 product tankers which were acquired as a result of the merger with TIL in November 2017; and

•	an increase of $0.3 million due to higher fleet overhead costs, primarily resulting from the timing of seafarer training, crew agency fees and other initiatives.
Time-charter Hire Expense. Time-charter hire expense decreased to $25.7 million for 2017 from $57.4 million for 2016 primarily due to the changes in the average size of the in-charter fleet.

Depreciation and Amortization. Depreciation and amortization decreased to $95.4 million for 2017 from $99.0 million for 2016. The decrease primarily relates to the sales of two MR tankers in the second half of 2016, of two Suezmax tankers in the first quarter of 2017, of one Aframax tanker in the second quarter of 2017 and of two Aframax tankers in the second half of 2017, partially offset by the addition of 18 vessels in November 2017 due to the merger with TIL.

General and Administrative Expenses. General and administrative expenses remained consistent at $29.5 million for 2017 and $29.4 million for 2016, primarily due to:

•	an increase of $2.3 million due to higher administrative, strategic management, and other fees incurred due primarily to differences in annual bonuses and financial system changes;
partially offset by

•
a decrease of $1.3 million due to higher corporate expenses incurred during 2016 primarily as a result of legal expenses related to our vessel construction and option agreements with STX Offshore & Shipbuilding Co. Ltd (or STX) of South Korea; and

•
a decrease of $0.6 million primarily due to decreased stock-based compensation granted to our Board of Directors, one of our officers and certain employees of Teekay subsidiaries that provided services to us.

Loss on Sale of Vessels. Loss on sale of vessels decreased to $13.0 million for 2017 compared to $20.9 million for 2016. The loss on sale of vessels for the year ended December 31, 2017 primarily relates to the sales of three Aframax tankers which were delivered to their new owners in the second, third and fourth quarters of 2017, respectively, and two Suezmax tankers which completed their respective sales in the first quarter of 2017.

The loss on sale of vessels for the year ended December 31, 2016 primarily relates to the sale of the two MR tankers and the two held for sale Suezmax tankers which were written down to their respective agreed sales prices in the fourth quarter of 2016 and which sales were completed in the first quarter of 2017. Please refer to Item 18 – Financial Statements: Note 19 – Vessel Sales and Vessel Acquisitions.
Equity (Loss) Income.
The following table reflects our equity (loss) income for 2017 and 2016,

	Year Ended December 31,
(in thousands of U.S. dollars)	2017	2016
High-Q Joint Venture	3,071	4,359
Tanker Investments Ltd.	(28,443)	3,515
Gemini Tankers L.L.C.	2	(194)
Total equity (loss) income	(25,370)	7,680

Equity (loss) income decreased to $(25.4) million in 2017 from $7.7 million for 2016 primarily due to:

•
a decrease of $31.9 million primarily due to a $26.7 million net write-down of our investment in TIL to its fair market value in June 2017 and prior to the TIL merger completion and lower equity earnings from TIL resulting from overall lower realized average spot rates earned in 2017 compared to 2016; and

•
a decrease of $1.3 million due to lower equity earnings from our High-Q Investment Ltd (or High-Q) joint venture primarily resulting from profit share recognized in the second quarter of 2016 as VLCC rates averaged above certain thresholds, triggering a profit sharing with the customer.

Please refer to Item 18 – Financial Statements: Note 6 – Investments in and advances to Equity Accounted Investments.
Ship-to-ship Transfer Segment
Our STS transfer segment consists of our lightering support services, including those services provided to our conventional tanker segment, which includes full service lightering operations, and other lightering support services.

The following table presents our operating results for the years ended December 31, 2017 and 2016 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars)	2017	2016	% Change
Revenues (1)	50,422	41,136	23%
Less: voyage expenses	—	—	—%
Net revenues	50,422	41,136	23%
Vessel operating expenses	(39,649)	(32,498)	22%
Time-charter hire expense	(4,995)	(2,279)	119%
Depreciation and amortization	(5,048)	(5,125)	(2)%
General and administrative expenses	(3,340)	(3,767)	(11)%
Gain on sale of vessels	50	332	(85)%
Loss from vessel operations	(2,560)	(2,201)	16%

(1)
Includes $10.5 million of revenues for the year ended December 31, 2017 (2016 - $3.2 million) relating to lightering support services which the ship-to-ship transfer segment provided to the conventional tanker segment for full service lightering operations.

Net Revenues. Net revenues increased to $50.4 million for the year ended December 31, 2017 compared to $41.1 million for the same period in the prior year. The increase was primarily due to a higher number of operations related to our lightering support service operations in Asia, Middle East and Africa, partially offset by decreases in the number of operations in other regions.

Vessel Operating Expenses. Vessel operating expenses increased to $39.6 million for the year ended December 31, 2017 compared to $32.5 million for the same period in the prior year. The changes in vessel operating expenses were primarily due to increases in equipment mobilization, port costs and personnel expenses in relation to the increase in operational volumes.

Time-charter Hire Expense. Time-charter hire expense increased to $5.0 million for the year ended December 31, 2017 compared to $2.3 million for the same period in the prior year. The increase was due to the addition of STS support vessels which we in-chartered to support our lightering operations during the year.
Other Operating Results
The following table compares our other operating results for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
(in thousands of U.S. dollars)	2017	2016
Interest expense	(31,294)	(29,784)
Interest income	907	117
Realized and unrealized gain (loss) on derivative instruments	1,319	(964)
Other expense	(5,001)	(5,978)

Interest Expense. Interest expense increased to $31.3 million for 2017 from $29.8 million for 2016, primarily due to additional interest incurred related to the sale and leaseback of four Suezmax tankers and the completion of the TIL merger in November 2017, partially offset by higher interest expense incurred in 2016 due to the refinancing of our debt facilities in the first quarter of 2016.

Realized and Unrealized Gain (Loss) on Derivative Instruments. Realized and unrealized gain on derivative instruments increased to $1.3 million for 2017 compared to a realized and unrealized loss of $1.0 million for 2016. In February 2016, we entered into a total of nine new interest rate swap agreements relating to our new credit facility. Four of the interest rate swaps have notional amounts of $50.0 million each, with fixed rates of 1.462%, and commenced in October 2016. The remaining five interest rate swaps commenced in the first quarter of 2016, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each, with fixed-rates of 1.549%, 1.155% and 1.549%, respectively. Some of the interest rate swaps have notional amounts which reduce quarterly.

As at December 31, 2017, we had interest rate swap agreements with aggregate outstanding notional amounts of $338.8 million with a weighted-average fixed rate of 1.46%. Realized losses on the interest rate swaps decreased to $1.0 million in 2017 compared to $12.8 million in 2016 primarily due to the termination of an interest rate swap in the first quarter of 2016 and the expiration of the another interest rate swap in October 2016. This was partially offset by the nine new interest rate swap agreements which were entered into in February 2016.

The changes in the fair value of the interest rate swaps resulted in unrealized gains of $2.1 million and $13.7 million for the years ended December 31, 2017 and 2016, respectively, and were primarily due to the nine interest rate swaps we entered into in the first quarter of 2016, partially offset by increases in our long-term benchmark interest rates and the termination of an interest rate swap in the first quarter of 2016.

Effective June 1, 2016, we also entered into a time-charter swap for 55% of two Aframax equivalent vessels. Under such agreement, we received $27,776 per day, less a 1.25% brokerage commission, and paid 55% of the net revenue distribution of two Aframax equivalent vessels employed in our Aframax revenue sharing pooling arrangement, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. As at December 31, 2017, the counter party option was not exercised resulting in the expiration of the time-charter swap. We have recognized an unrealized loss of $0.9 million in the year ended December 31, 2017, compared to an unrealized gain of $0.9 million for the same period in the prior year.

In addition, we had a stock purchase warrant which had entitled us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant was not exercised and was canceled upon completion of the TIL merger in November 2017. For the year ended December 31, 2017, we recognized an unrealized loss in respect of the stock purchase warrant of $0.3 million compared to an unrealized loss of $4.9 million in 2016.

Please see "Item 5 - Operating and Financial Review and Prospects - Commitments and Contingencies - Valuation of Derivative Instruments", which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material changes in realized and unrealized loss or gain on derivative instruments from period to period.

Other Expense. Other expense was $5.0 million in 2017, compared to $6.0 million in 2016. The decrease is primarily due to a decrease in our estimate of freight tax expense as a result of the trading patterns of our fleet and changes in our freight tax estimates, partially offset by changes in foreign exchange rates.

Net (Loss) Income. As a result of the foregoing factors, we recorded a net loss of $58.0 million for 2017, compared to net income of $67.8 million for 2016.
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

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015	% Change
Revenues	512,608	516,943	(1)%
Less: voyage expenses (1)	(56,805)	(18,379)	209%
Net revenues	455,803	498,564	(9)%
Vessel operating expenses (2)	(150,100)	(123,572)	21%
Time-charter hire expense	(57,368)	(74,860)	(23)%
Depreciation and amortization	(99,024)	(72,118)	37%
General and administrative expenses	(29,432)	(28,418)	4%
(Loss) gain on sale of vessels	(20,926)	771	(2,814)%
Restructuring charges	—	(6,468)	(100)%
Income from vessel operations	98,953	193,899	(49)%
Equity income	7,680	11,528	(33)%

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

Fleet and TCE Rates
As at December 31, 2016, we owned 43 double-hulled conventional oil tankers, time-chartered in six Aframax tankers and one LR2 product tanker from third parties and owned a 50% interest in one VLCC, the results of which are included in equity income. The number of vessels we own, as well as our financial and operational results, include the Entities under Common Control in all relevant periods presented. Please read Item 18 – Financial Statements: Note 3 – Acquisition of Entities under Common Control in the notes to our consolidated financial statements included in this Annual Report.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2016 and 2015:

	Conventional Tanker Segment
	Year Ended December 31, 2016
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	Net Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$184,965	($5,068)	($59)	$179,838	6,705	$26,820
Voyage-charter contracts - Aframax (4)	$158,272	($50,185)	$392	$108,479	5,145	$21,086
Voyage-charter contracts - LR2	$48,599	$53	($36)	$48,616	2,572	$18,903
Voyage-charter contracts - MR	$8,305	($30)	$302	$8,577	535	$16,035
Time-charter out contracts - Suezmax	$30,597	($731)	$99	$29,965	1,029	$29,124
Time-charter out contracts - Aframax	$54,593	($338)	$40	$54,295	2,327	$23,332
Time-charter out contracts - LR2	$12,201	($273)	($30)	$11,898	526	$22,629
Total	$497,532	($56,572)	$708	$441,668	18,839	$23,445

(1)
Excludes $11.2 million of commissions and management fees earned from TTOL from the management of external vessels trading in the RSAs, $2.6 million of bunker rebates and $1.2 million of in-process revenue contract revenue.

(2)
Includes $3.2 million of inter-segment voyage expenses relating to lightering support services provided by the ship-to-ship transfer segment and excludes $0.3 million of voyage expenses incurred by TTOL.

(3)
Average TCE per Revenue Day excludes $0.7 million in pool management fees and commissions payable for commercial management for our vessels, off-hire bunker and other expenses, all of which are included as part of the adjustments.

(4)
Includes $48.2 million of revenues and $34.8 million of voyage expenses related to the full service lightering business, which includes $3.2 million inter-segment voyage expenses referenced in note 2 relating to lightering support services provided to the full service lightering business by the ship-to-ship transfer segment.

	Conventional Tanker Segment
	Year Ended December 31, 2015
	Revenues (1)	Voyage Expenses	Adjustments (2)	Net Revenues	Revenue Days	Average TCE per Revenue Day (2)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$158,639	($2,568)	$1,642	$157,713	4,021	$39,217
Voyage-charter contracts - Aframax (3)	$162,654	($13,683)	$343	$149,314	4,800	$31,109
Voyage-charter contracts - LR2	$81,672	($342)	$528	$81,858	2,845	$28,777
Voyage-charter contracts - MR	$19,346	($61)	$1,088	$20,373	960	$21,205
Time-charter out contracts - Suezmax	$14,235	($109)	$148	$14,274	483	$29,577
Time-charter out contracts - Aframax	$54,550	($1,398)	$857	$54,009	2,864	$18,835
Time-charter out contracts - LR2	$4,607	($132)	$5	$4,480	175	$25,623
Time-charter out contracts - MR	$6,427	($39)	($4,418)	$1,970	50	$39,036
Total	$502,130	($18,332)	$193	$483,991	16,198	$29,875

(1)
Excludes $8.1 million of commissions and management fees earned from TTOL from the management of external vessels trading in the RSAs, $4.8 million of in-process revenue contract revenue, $1.3 million of bunker rebates and $0.6 million of results incurred by TTOL.

(2)
Average TCE per Revenue Day excludes $4.4 million of crew redundancy costs recovered from one of our customers and $4.6 million in pool management fees and commissions payable for commercial management for our vessels, off-hire bunker and other expenses, all of which are included as part of the adjustments.

(3)	Includes $15.0 million of revenues and $5.8 million of voyage expenses related to the full service lightering business.

Net Revenues. Net revenues decreased to $455.8 million for 2016 from $498.6 million for 2015 primarily due to:

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

•	a decrease of $3.5 million of in-process revenue contract amortization we recognized in revenue in 2016 compared to 2015; and

•	a net decrease of $0.8 million of lower revenue generated by TTOL in 2016 compared to 2015;
partially offset by

•
a net increase of $43.9 million, primarily due to the addition of 12 Suezmax tankers, two LR2 product tankers and one Aframax tanker that we acquired during 2015 and the change in the average size of the in-charter fleet, partially offset by the sale of two MR product tankers in 2015 and 2016;

•	a net increase of $13.9 million due to fewer off-hire days in 2016 compared to 2015;

•	an increase of $10.5 million due to higher average rates earned on our out-chartered Aframax tankers in 2016 compared to 2015;

•	an increase of $4.4 million due to higher commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs and bunker rebates;

•	an increase of $4.2 million due to the acquisition of the full service lightering business that was part of the STS transfer business (or SPT) acquisition during the third quarter of 2015;

•	a net increase of $3.9 million due to lower pool management fees and commissions paid to external pool managers, off-hire bunker and other expenses in 2016 compared to 2015; and

•	an increase of $1.1 million for 2016 due to one additional calendar day as 2016 was a leap year.
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

General and Administrative Expenses. General and administrative expenses increased to $29.4 million for 2016 compared to $28.4 million for 2015, primarily due to:

•
an increase of $1.5 million due to higher administrative, strategic management, and other fees incurred under our management agreement with Teekay primarily resulting from higher allocations due to supporting activities provided to bring commercial management of Suezmax vessels in-house;

partially offset by

•
a decrease of $0.5 million due to higher corporate expenses incurred during 2015 primarily as a result of lower legal expenses related to our vessel construction and option agreements with STX Offshore & Shipbuilding Co. Ltd. (or STX) of South Korea and legal expenses incurred related to the acquisitions of vessels and the ship-to-ship business in 2015.

(Loss) Gain on Sale of Vessels. Loss on sale of vessels of $20.9 million for the year ended December 31, 2016 primarily relates to the sale of the two MR tankers and the two held for sale Suezmax tankers which were written down to their respective agreed sales prices. Gain on sale of vessels of $0.8 million for the year ended December 31, 2015 related to the sale of one MR tanker. Please refer to Item 18 – Financial Statements: Note 19 – Vessel Sales and Vessel Acquisitions.

Restructuring Charges. Restructuring charges for 2015 relate to crew redundancy costs incurred due to the change in nationality of crew on one of our vessels, which we recovered from one of our customers.
Equity Income.
The following table reflects our equity income (loss) for 2016 and 2015:

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015
High-Q Joint Venture	4,359	3,218
Tanker Investments Ltd.	3,515	7,280
Gemini Tankers L.L.C.	(194)	1,030
Total equity income	7,680	11,528

Equity income decreased to $7.7 million in 2016 from $11.5 million for 2015 primarily due to:

•
a decrease of $3.8 million due to lower equity earnings from TIL resulting from overall lower realized average spot rates earned in 2016 compared to 2015, partially offset by an increase resulting from our increased ownership interest in TIL to 11.3% in 2016 as compared to 10.2% in 2015; and

•	a decrease of $1.2 million due to the winding down of operations of the Gemini Tankers L.L.C. joint venture in 2015;
partially offset by

•
an increase of $1.1 million due to higher equity earnings from our High-Q Investment Ltd (or High-Q) joint venture primarily resulting from profit share recognized in the second quarter of 2016 as VLCC rates averaged above certain thresholds, triggering a profit sharing with the customer.

Please refer to Item 18 – Financial Statements: Note 6 – Investments in and advances to Equity Accounted Investments.

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

Loss from vessel operations. Loss from vessel operations increased for 2016 compared to 2015 primarily due to a full operating year of SPT, which was acquired in the latter half of 2015. The increase in the number of lightering support operations in 2016 resulted in higher revenues and expenses; however, a majority of this additional volume was in support of the conventional tanker segment’s full service lightering operations or other areas which generated lower margins.

Other Operating Results
The following table compares our other operating results for the years ended December 31, 2016 and 2015:

	Year Ended December 31,
(in thousands of U.S. dollars)	2016	2015
Interest expense	(29,784)	(17,389)
Interest income	117	122
Realized and unrealized loss on derivative instruments	(964)	(1,597)
Other (expenses) income	(5,978)	(2,743)

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

In addition, we had a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant had a fair value of $0.3 million as at December 31, 2016 and we recognized unrealized losses of $4.9 million in 2016 compared to an unrealized gain of $0.5 million in 2015.

Please see "Item 5 - Operating and Financial Review and Prospects - Commitments and Contingencies - Valuation of Derivative Instruments", which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material changes in realized and unrealized loss or gain on derivative instruments from period to period.

Other Expense. Other expense was $6.0 million in 2016, compared to $2.7 million in 2015. The increase is primarily due to an increase in our estimate of freight tax expense as a result of the trading patterns of our fleet, partially offset by changes in foreign exchange rates.

Net Income. As a result of the foregoing factors, we recorded net income of $67.8 million for 2016, compared to $183.6 million for 2015.
Liquidity and Capital Resources
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at December 31, 2017, our total cash and cash equivalents were $71.4 million, compared to $94.2 million at December 31, 2016. Our cash balance at December 31, 2017 had decreased primarily as a result of repayments of our long-term debt (described below) and dividends paid on our shares of common stock, which were partially offset by cash flow from our operations, proceeds received from the sale of two Suezmax tankers and three Aframax tankers, net proceeds received from the sale and leaseback of four Suezmax tankers, cash acquired in the TIL merger and proceeds we received from the sale of our common stock through the continuous offering program and a private placement to Teekay.

Our total liquidity, including cash, cash equivalents and undrawn credit facilities, was $160.0 million as at December 31, 2017, compared to $102.4 million as at December 31, 2016. Our 2017 liquidity increased, in part, as a result of the TIL merger (described below). We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, refinancing existing loans and proceeds of new financings or equity issuances, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months; however, such financing may not be available on acceptable terms, if at all. Please read Item 18 - Financial Statements: Note 17 - Liquidity for information about required funding over the next 12 months.

Our short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, dividends on our shares of common stock, scheduled repayments of long-term debt and obligations related to capital leases, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Commencing with the dividend paid in the first quarter of 2016, we have adopted a dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share under our current dividend policy, which is subject to change. Adjusted net (loss) income is a non-GAAP measure which excludes specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of our financial results. Specific items affecting net income include foreign exchange gain or losses, unrealized gains or losses on derivative instruments, gain or losses on sales of vessels and debt issuance costs which were written off in connection with the refinancing of our debt facilities.

Our long-term capital needs are primarily for capital expenditures and debt repayment. Generally, we expect that our long-term sources of funds will be cash balances, cash flow from operations, long-term bank borrowings and other debt or equity financings, which includes equity issuances from our COP. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels.

In December 2017, we entered into a new $270 million long-term debt revolving credit facility which is scheduled to mature in December 2022, of which $215.8 million was used to refinance two of our revolving credit facilities which we assumed in the merger with TIL. As at

December 31, 2017, the $270 million long-term debt revolving credit facility had an outstanding balance of $220.0 million and an undrawn balance of $50.0 million.

In November 2017, we completed a merger with TIL by acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of our Class A common stock for each share of TIL common stock, and as a result, TIL became a wholly-owned subsidiary. As consideration for the merger, we issued 88,977,544 Class A common shares to the TIL shareholders, including 8,250,000 shares to Teekay. The transaction increased our liquidity by $93.8 million based on TIL's cash balances and amounts available to be drawn on the TIL revolving credit facilities at the time of the merger.

In July 2017, we completed a $153 million sale-leaseback financing transaction relating to four of our Suezmax tankers. The transaction was structured as 12-year bareboat charters with an average rate of approximately $11,100 per day, with purchase options for all four vessels throughout the lease term beginning in July 2020. We used the proceeds from this transaction to repay a portion of one of our corporate revolving credit facilities.

In June, September and November 2017, we completed the sales of three Aframax tankers for an aggregate sales price of $20.2 million. We used the proceeds from these sales to repay a portion of one of our corporate revolving credit facilities. In January and March 2017, we completed the sales of two Suezmax tankers for an aggregate sales price of $32.6 million. We used the proceeds from these sales to repay a portion of one of our corporate revolving credit facilities.

Our obligations related to capital leases are described in Item 18 – Financial Statements: Note 9 - Leases and Restricted Cash and our revolving credit facilities and term loans are described in Item 18 – Financial Statements: Note 8 - Long-Term Debt in the notes to our consolidated financial statements included in this Annual Report. Our obligations related to capital leases require us to maintain minimum levels of cash and aggregate liquidity. Our revolving credit facilities and term loans contain covenants and other restrictions we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we do not currently expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants, which are described in further detail in Item 18 - Financial Statements: Note 8 - Long-Term Debt included in this Annual Report. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our ability to meet our short-term liquidity requirements. As at December 31, 2017, we were in compliance with all covenants relating to our revolving credit facilities, term loans and obligations related to capital leases. Teekay has also advised us that as at December 31, 2017, it was in compliance with all covenants relating to the credit facilities and term loans to which we are party.

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
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2017	2016	2015
Net cash flow from operating activities	79,640	206,666	201,966
Net cash flow (used for) provided by financing activities	(181,138)	(290,853)	647,678
Net cash flow provided by (used for) investing activities	78,780	21,824	(880,881)
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

Net cash flow provided by operating activities decreased to $79.6 million in 2017, compared to $206.7 million in 2016, primarily as a result of the following:

•
a net decrease of $97.3 million in operating earnings in 2017 primarily as a result of lower average realized TCE rates, the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates and more vessels which transitioned from voyage charter to full service lightering employment in 2017 compared to 2016;

•
a net decrease of $24.3 million in operating cash flows in 2017 due to the timing of the settlement of operating assets and liabilities, primarily resulting from lower settlements of our pool receivables due to changes in the average realized TCE rates in 2017 compared to the prior year and higher settlements of our due to affiliates accounts, partially offset by the timing of our 2016 first quarter dividends which were declared at the end of 2015; and

•
a decrease of $5.5 million in operating cash flows in 2017 relating to higher expenditures for dry-docking activities. In 2017, we dry docked three Suezmax tankers and four Aframax tankers, whereas in 2016 we dry docked two Suezmax tankers.

Net cash flow provided by operating activities increased to $206.7 million in 2016, compared to $202.0 million in 2015, primarily as a result of the following:

•
an increase of $31.0 million in operating cash flows in 2016 relating to lower expenditures on dry-docking activities. In 2016, we dry docked two Suezmax tankers, whereas in 2015, we dry docked seven Suezmax tankers, seven LR2 product tankers, two Aframax tankers and two MR tankers; and

•
a net increase of $28.3 million in operating cash flows in 2016 due to the timing of the settlement of operating assets and liabilities primarily as a result of the decrease in pool receivables due to lower TCE rates in 2016 compared to the prior year;

partially offset by

•	a net decrease of $54.7 million in operating earnings primarily as a result of lower average realized TCE rates, partially offset by the increase in fleet size in 2016 as compared to the prior year.
Financing Cash Flows
Net cash used for financing activities was $181.1 million in 2017, compared to $290.9 million in 2016, primarily as a result of the following:

•
a net decrease of $68.8 million in cash outflows due to a decrease in repayments and prepayments on our term loans and revolving credit facilities, partially offset by the 2016 refinancing of our long-term debt facilities and the 2017 sale-leaseback financing transaction;

•
a decrease of $26.2 million in cash outflows related to lower cash dividends paid during 2017, resulting from lower earnings as our dividend policy is based on adjusted net (loss) income, partially offset by the increase in the number of our shares of outstanding Class A and B common stock from issuances of our shares in 2016 and 2017;

•	a decrease of $15.0 million in cash outflows, related to the return of capital in 2016 by the Entities under Common Control to Teekay; and

•
an increase of $6.0 million in cash inflows from proceeds received from equity offerings, including our COP which we relaunched in November 2016 and proceeds from an issuance of 2.2 million shares of Class A common stock to Teekay;

partially offset by

•	an increase of $4.1 million in cash outflows due to the scheduled payments on our capital lease obligations which we entered into in July 2017; and

•	an increase of $2.7 million in cash outflows due to an increase in restricted cash held for the purposes of the margin requirements of our obligations related to capital leases.

Net cash used for financing activities increased to $290.9 million in 2016, compared to net cash provided by finance activities of $647.7 million in 2015, primarily as a result of the following:

•	an increase of $692.9 million in cash outflows primarily due to an increase in repayments and prepayments on our term loans and revolving credit facilities in 2016 compared to 2015;

•
a net decrease of $202.8 million in cash inflows due to lower proceeds from equity offerings in 2016 compared with 2015, including the effect of the 2015 issuances of shares under private placements to partially fund the acquisition of the 12 vessels from Principal Maritime Tankers (or Principal Maritime) and the ship-to-ship transfer business in 2015, substantially lower sales of Class A common stock during 2016 under our COP, and proceeds from the underwriters' exercise of their over-allotment option in January 2015 for an additional 3.0 million shares of Class A common stock;

•
an increase of $31.7 million in cash outflows related to additional cash dividends paid during 2016 due to the change in our dividend policy and the increase in the number of shares of Class A and B common stock from our 2015 issuances; and

•	an increase of $15.0 million in cash outflows primarily related to the return of capital issued from Entities under Common Control to Teekay in 2016;

partially offset by

•	a decrease of $3.5 million in cash used for financing activities from the Entities under Common Control.
Investing Cash Flows
Net cash provided by investing activities was $78.8 million in 2017, compared to $21.8 million in the prior year, primarily as a result of the following:

•	a net increase of $30.8 million in cash acquired, net of transaction costs, in the TIL merger;

•
an increase of $24.6 million in cash inflows related to the sales of two Suezmax tankers, three Aframax tankers and one lightering support vessel during the year ended December 31, 2017, compared to the sale of two MR tankers and two lightering support vessels for the same period in the prior year; and

•	an decrease of $4.5 million in cash outflows due to fewer capital expenditures for the fleet for the year ended December 31, 2017 as compared to the prior year;

partially offset by

•	an decrease of $3.0 million in cash inflows related to loan repayments to us from our High-Q joint venture.

Net cash provided by investing activities increased to $21.8 million in 2016, compared to net cash used for investing activities of $880.9 million in the prior year, primarily as a result of the following:

•	a decrease of cash outflows of $612.0 million related to the cash consideration paid in 2015 to acquire the 12 modern Suezmax vessels from Principal Maritime Tankers;

•	a decrease of cash outflows of $227.0 million related to the 2015 acquisition of four LR2 product tankers and one Aframax tanker as well as other capital expenditures made during the year;

•	a decrease of cash outflows of $45.6 million, net of working capital adjustments, related to the 2015 acquisition of SPT;

•	an increase of cash inflows of $16.5 million related to gross proceeds received in the second half of 2016 from the sales of two MR tankers and two lightering support vessels; and

•	an increase of cash inflows of $2.5 million related to the 2016 repayment of a loan to us from our High-Q joint venture;

partially offset by

•	a decrease of cash inflows of $1.1 million related to the 2015 return of capital received from our equity accounted investments.

Please read Item 18 – Financial Statements: Note 6 – Investments in and advances to Equity Accounted Investments for specific details on our equity accounted investment activities included in the notes to our consolidated financial statements included in this Annual Report.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2017:

	Total	2018	2019	2020	2021	2022	Beyond 2022
(in millions of U.S. dollars)
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)	435.7	103.4	105.7	131.9	72.1	22.6	—
Repayments at maturity of revolving facilities, term loans and other debt (1)	527.5	63.8	—	—	330.8	132.9	—
Scheduled repayments of obligations related to capital leases (2)	148.9	7.2	7.7	8.2	8.7	9.3	107.8
Chartered-in vessels (operating leases)	29.7	11.7	8.3	8.3	1.4	—	—
Total	1,141.8	186.1	121.7	148.4	413.0	164.8	107.8

(1)
Excludes all expected interest payments of $31.7 million (2018), $27.5 million (2019), $23.3 million (2020), $13.9 million (2021) and $3.4 million (2022). Expected interest payments are based on the existing interest rates for fixed-rate loans of 5.4% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.75% at December 31, 2017. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)	Excludes imputed interest payments of $9.0 million (2018), $8.5 million (2019), $8.1 million (2020), $7.5 million (2021), $7.0 million (2022) and $29.1 million (thereafter).
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
Revenue Recognition
Description. We recognize voyage revenue on either a load-to-discharge or discharge-to-discharge basis. Voyage revenues are recognized ratably from the beginning of when product is loaded to when it is discharged if using a load-to-discharge basis, or from when product is discharged (unloaded) at the end of the prior voyage to when it is discharged after the current voyage, if using a discharge-to-discharge basis. However, we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. A portion of our revenues is also generated from the offshore ship-to-ship transfer of commodities, primarily crude oil and refined oil products, but also liquid gases and various other products. We also generate revenues from other technical activities such as terminal management, consultancy, procurement and equipment rental. Short-term contracts for these services are recognized as services are completed based on a percentage of completion method. Long-term contracts are recognized over the duration of the contract period.

Judgments and Uncertainties. Whether to use the load-to-discharge basis or the discharge-to-discharge basis depends on whether the customer directs the use of the vessel throughout the period of use, pursuant to the terms of the voyage charter. This is a matter of judgement. However, we believe that if the customer has the right to direct the vessel to different load and discharge ports, among other things, a voyage charter contract contains a lease, and the lease term begins on the later of the vessel’s last discharge or inception of the voyage charter contract. As such, in this case revenue is recognized on a discharge-to-discharge basis. Otherwise, it is recognized on a load-to-discharge basis.

Effect if Actual Results Differ from Assumptions. If our assessment of whether the customer directs the use of the vessel through-out the period of use is not consistent with actual results, then the period over which voyage revenue is recognized would be different and as such our revenues could be overstated or understated for any given period by the amount of such difference.
Vessel Lives and Impairment
Description. Acquisitions of vessels from Teekay were deemed to be business acquisitions between entities under common control. Accordingly, the carrying value of each such vessel represents Teekay’s carrying value at the date we acquired the vessel, less subsequent depreciation and impairment charges. Vessels acquired from third parties are initially recorded at their acquisition value. We depreciate the original cost, less an estimated residual value, of these vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings. Both charter rates and newbuilding costs tend to be cyclical in nature.

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

The table below presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value as of January 1, 2018. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels in 2017 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We consider the vessels reflected in the following table to be at a higher risk of future impairment. This table is disaggregated for vessels which have estimated future undiscounted cash flows that are marginally or significantly greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values do not necessarily represent vessels that would likely be impaired in the next twelve months. The recognition of an impairment in the future for those vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimation of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract. The recognition of an impairment in the future may be more likely for vessels that have estimated future undiscounted cash only marginally greater than their respective carrying values.

Aframax, Suezmax and Product Tankers (in thousands of U.S. dollars, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Conventional Tankers (2)	11	153,500	293,088
Conventional Tankers (3)	27	706,300	1,195,837
Total	38	859,800	1,488,925

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

Effect if Actual Results Differ from Assumptions. If we change our estimate of the next dry-dock date, we will adjust our annual amortization of dry-docking expenditures.

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

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the interest rate swap agreements at the reporting date, the amount we would pay or receive to terminate the interest rate swap agreements may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 – Financial Statements: Note 10 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of (loss) income.

Item 6.	Directors, Senior Management and Employees
Our Board of Directors and executive officers oversee and supervise our operations. Subject to this oversight and supervision, our operations are managed generally by our Manager.

Our President and Chief Executive Officer, Kevin Mackay and our Chief Financial Officer, Stewart Andrade, allocate their time between managing our business and affairs directly as such officers and indirectly as officers of our Manager, and the business and affairs of Teekay Corporation, for which they also serve as executive team member and as Vice President, Strategy and Business Development, respectively. The amount of time Messrs. Mackay and Andrade allocate among our business and the businesses of Teekay Corporation, our Manager and other subsidiaries of Teekay Corporation varies from time to time depending on the various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Our officers and individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its affiliates. We intend to seek to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct thereof.

Please also read Item 7 – Major Shareholders and Related Party Transactions - Related Party Transactions.
Directors and Executive Officers of Teekay Tankers Ltd.
The following table provides information about the directors and executive officers of Teekay Tankers Ltd. The business address of each of our directors and officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Ages of the directors and executive officers are as of December 31, 2017.

Name	Age	Position
Stewart Andrade	45	Chief Financial Officer (1)
Arthur Bensler	60	Chairman of the Board of Directors
Richard J.F. Bronks	52	Director (2)
Richard T. du Moulin	71	Director (2)
Kenneth Hvid	49	Director (3)
William Lawes	74	Director (2)
Kevin Mackay	49	President and Chief Executive Officer
Bjorn Moller	60	Director
Richard Paterson	66	Director (2)(4)

(1)	Appointed December 7, 2017.

(2)	Member of Audit Committee, Conflicts Committee, and Nominating and Governance Committee.

(3)	Appointed February 22, 2017.

(4)	Appointed August 1, 2017.

Certain biographical information about each of these individuals is set forth below.

Stewart Andrade was appointed Chief Financial Officer of Teekay Tankers on December 7, 2017. He joined Teekay in 2002 and has worked in a variety of roles at Teekay and has been responsible for executing a number of strategic transactions, including acquisitions and the establishment of joint ventures, to grow Teekay Tankers into one of the world’s leading tanker companies. Mr. Andrade is Vice President of Strategy and Business Development responsible for Teekay’s tanker business, a role he has held since 2015. Prior to joining Teekay, Mr. Andrade worked in Ernst and Young’s consulting practice providing advisory services to a variety of Canadian and international organizations. Mr. Andrade is a Canadian Chartered Professional Accountant.

Arthur Bensler was appointed Chairman and Director of Teekay Tankers Ltd. in 2013. He also is Executive Vice President and General Counsel of Teekay Corporation and President of Teekay Shipping (Canada) Ltd. He has 20 years of experience in the shipping industry, joining Teekay Corporation in 1998 as General Counsel. He was promoted to the position of Vice President and General Counsel in 2002, became the Corporate Secretary of Teekay Corporation in 2003 and was further promoted to Executive Vice President and General Counsel in 2006. Mr. Bensler was appointed Corporate Secretary of Teekay Tankers in 2007 and has served as General Counsel to the Company since its inception. In addition to his role as General Counsel, he serves as Assistant Corporate Secretary of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partner L.P. and Teekay GP L.L.C, the general partner of Teekay LNG Partners L.P. Mr. Bensler served as Committee Director of the Britannia Steamship Insurance Association Limited from 2005 to 2010 and has served as a Committee Director of The Standard Club Ltd., a mutual insurance association, since 2010, where he is also a member of the Nominating & Governance Committee and the Strategy Committee.

Richard J.F. Bronks joined the Board of Directors of Teekay Tankers in 2008. Mr. Bronks retired from Goldman Sachs in 2007, where he held a number of positions during his career. From 2004 until 2007, Mr. Bronks was responsible for building Goldman Sachs’ equity, bond and loan financing business in emerging markets, including Central and Eastern Europe, Russia, the Former Soviet Union, the Middle East, Turkey and Africa. From 1999 to 2004, Mr. Bronks served as a co-head of Goldman’s global commodity business, engaged in the trading of commodities and commodity derivatives, and the shipping and storage of physical commodities. From 1993 to 1999, Mr. Bronks served as a member of Goldman’s oil derivatives business in London and New York. Prior to joining Goldman Sachs, Mr. Bronks was employed by BP Oil International, in both its oil derivatives business and its crude oil trading business.

Richard T. du Moulin joined the Board of Directors of Teekay Tankers in December 2007. Mr. du Moulin is currently the President of Intrepid Shipping L.L.C., a position he has held since he founded Intrepid Shipping in 2002. From 1998 to 2002, Mr. du Moulin served as Chairman and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chairman of the Seamen’s Church Institute of New York and New Jersey. Mr. du Moulin currently serves as an advisor to Hudson Structured Capital Management, a private equity firm and is on the board of Pangaea Logistics Solutions, Ltd., a dry bulk shipping company. Mr. du Moulin served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999 and served as a director of Globe Wireless L.L.C. and Tidewater, Inc.

Kenneth Hvid joined the board of Teekay Tankers in February 2017. He was appointed President and CEO of Teekay Corporation in February 2017 and has served as a director of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P. since 2011. He joined Teekay Corporation in 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of its Teekay Navion Shuttle Tankers and Offshore division. In that role he was responsible for Teekay’s global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid served as Chief Strategy Officer and Executive Vice President from 2011 to 2015, as director of Teekay GP L.L.C. from 2011 to 2015 and as President and CEO of Teekay Offshore Group Ltd., from 2015 until January 2017. Mr. Hvid has 28 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P.& I. (Bermuda) Ltd.

William Lawes joined the Board of Directors of Teekay Tankers in 2008. In 2014, Mr. Lawes also joined the board of Tanker Investments Ltd., an Oslo Stock Exchange listed company established by Teekay Corporation and Teekay Tankers and has served as Chairman of its Audit Committee from 2014 until its merger with Teekay Tankers Ltd. in November 2017. Mr. Lawes served as a Managing Director and a member of the Europe, Africa and Middle East Regional Senior Management Board of JPMorgan Chase and its predecessor banks based in London from 1987 until 2002. His functional responsibility was Chief Credit and Counterparty Risk Officer for the region. Prior to joining JPMorgan Chase, he was Global Head of Shipping Finance at Grindlays Bank. Mr. Lawes is qualified as a member of the Institute of Chartered Accountants of Scotland. Since 2005, Mr. Lawes has served as a director and Chairman of the Audit Committee of Diana Shipping Inc., a global provider of shipping transportation services. He was appointed as Trustee and Member of the Finance and Investment Committee of Seafarers UK in 2016.
Kevin Mackay was appointed President and Chief Executive Officer of Teekay Tankers in 2014 and leads a global network of commercial offices in Asia, Europe and North America, with the responsibility of marketing Teekay's fleet of conventional tankers. Mr. Mackay joined Teekay from Phillips 66, where he headed the global marine business unit, responsible for all aspects of marine transportation, including chartering, operations, demurrage, strategy and freight trading, business improvement and marine risk management. He held a similar role as the General Manager, Commercial Marine at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then joined AET Inc. Limited (AET) (formerly American Eagle Tankers Inc.) in Houston, where he ultimately was the Regional Director - Americas, Senior Vice President, responsible for AET's business in the Americas. Mr. Mackay holds a B.Sc. (Econ) Honours from the London School of Economics & Political Science.

Bjorn Moller served as Teekay Tankers’ Chief Executive Officer from 2007 until 2011. Mr. Moller also served as the President and Chief Executive Officer of Teekay Corporation from 1998 until 2011. He also served as Vice Chairman and Director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., from when it was formed in 2004, and Vice Chairman and Director of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P., from when it was formed in 2006, in each case until 2011. Mr. Moller continues to serve as a Director of Teekay Tankers and Teekay Corporation. Mr. Moller has over 35 years of experience in the shipping industry and served as Chairman of the International Tanker Owners Pollution Federation from 2006 to 2013. He served in senior management positions with Teekay Corporation for more than 20 years, and led Teekay’s overall operations from 1997, following his promotion to the position of Chief Operating Officer. Prior to that, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities. Mr. Moller is also a director of Kattegat Limited, the parent company of Resolute Investments, Ltd., the largest shareholder of Teekay Corporation.

Richard Paterson joined the board of Teekay Tankers on August 1, 2017.  He is a Certified Public Accountant who retired from PriceWaterhouseCoopers LLP (PwC) in 2011 after 37 years of service.  At the time of his retirement, Mr. Paterson served as the global leader of PwC’s Consumer, Industrial Products and Services Practices comprising the automotive, consumer and retail, energy utilities and mining, industrial products, pharmaceutical and health industry sectors.  Mr. Paterson also served as Managing Partner of PwC’s Houston Office and U.S. Energy Practice and supervised audits of ExxonMobil Corporation from 2002 to 2006.  Previous to this position, Mr. Paterson lived in Moscow, Russia where he led PwC’s Energy Practice for Europe, Middle East and Asia and also supervised the audits of OAO Gazprom.  Mr. Paterson is a member of the National Association of Corporate Directors and serves on the boards of Parker Drilling Company and Eclipse Resources Corporation.  He is a past board member of Zaff GP LLC, the U.S./Russia Business Council and the U.S. Energy Association and stepped down on July 31, 2017, from the Board and Chairmanship of the Audit Committee of Tidewater, the leading offshore vessel service provider to the oil and gas industry. He also resigned as a member of the Board of Saipem Canada, Inc., a private company, on September 30, 2017.
Compensation of Directors and Senior Management
Executive Compensation
The compensation of our executive officers that are employees of Teekay Corporation or other subsidiaries thereof (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or its subsidiaries, and we reimburse Teekay Corporation for time spent by our executive officers on our management matters. This reimbursement is a component of the management fee we pay our Manager, pursuant to the Management Agreement. For the year ended December 31, 2017, the aggregate amount of such reimbursement excluding any long-term incentive plan awards issued directly by us was $1.3 million (2016: $0.9 million; and 2015: $1.4 million). Teekay Corporation’s annual bonus plan, in which each of our executive officers participates, considers both company performance and team performance.
Compensation of Directors
Officers of Teekay Corporation who serve as our directors do not receive additional compensation for their service as directors. Each of our non-employee directors receives compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-employee directors receive an annual cash fee of $50,000 and an annual award of $70,000 paid by way of a grant of restricted stock units or stock options, at the director's choice. In addition, members of the Audit Committee each receive a committee cash fee of $7,500 per year, and the chair of the Audit Committee receives a fee of $12,500 for serving in that role. Members of the Conflicts Committee each receive a committee fee of $7,500 per year, and the chair of the Conflicts Committee receives a fee of $12,500 for serving in that role. The chair of the Nominating and Governance Committee receives a fee of $5,000 for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors and committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2017, our five non-employee directors (one of whom joined in August) and one board observer, David A. Hollander (who joined in that capacity in November upon completion of the TIL merger), received an aggregate of $303,125 in cash fees for their services as directors (2016: $260,000; 2015: $260,000). In addition, each non-employee director received a $70,000 annual award for 2017 to be paid by way of a grant of, at the director’s choice, restricted stock units or stock options, granted under our 2007 Long-Term Incentive Plan pursuant to this annual retainer. During 2017, we granted 396,412 options (2016: 284,693; 2015: nil) and nil restricted stock units (2016: 9,358; 2015: 51,948) to non-employee directors. The stock options and restricted stock units vest immediately.
Long-Term Incentive Program
In the year ended December 31, 2017, we granted under our 2007 Long-Term Incentive Plan options to acquire up to 486,329 shares of Class A common stock (2016: 216,043; 2015: 58,434) and 382,437 restricted stock units (2016: 279,980; 2015:192,387) to officers of the Company and certain employees of Teekay Corporation’s subsidiaries that provide services to us. Each option under the plans has a 10-year term and vests equally over three years from the grant date. Each restricted stock unit is equal in value to one share of our Class A common stock plus reinvested dividends from the grant date to the vesting date. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of shares of Class A common stock. We intend to satisfy these grants by issuing shares from authorized capital. Please read Item 18 – Financial Statements: Note 13 – Capital Stock and Note 23 – Subsequent Events.
Board Practices
Our Board of Directors (or the Board) currently consists of seven members. Directors are appointed to serve for a one-year term and until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of our directors, other than Bjorn Moller, a director of Teekay Corporation, Arthur Bensler, the Executive Vice President and General Counsel of Teekay Corporation, and Kenneth Hvid, the President and Chief Executive Officer of Teekay Corporation, has no material relationship with the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and is independent within the meaning of the Company’s director independence standards, which reflect the NYSE director independence standards, as currently in effect and as they may be changed from time to time.

The Board has adopted our Corporate Governance Guidelines that address, among other things, director qualification standards, director functions and responsibilities, director access to management, director compensation and management succession. This document is available under “Corporate Governance” in the Investor Centre section of our website (www.teekay.com).

NYSE does not require a company like ours, which is a “foreign private issuer” and of which more than 50% of the voting power is held by another company, to have a majority of independent directors on the Board of Directors or to establish compensation or nominating/corporate governance committees composed of independent directors.

Nevertheless, the Board has the following three committees: Audit Committee, Conflicts Committee, and Nominating and Governance Committee. The membership of these committees as of December 31, 2017 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Corporate Governance” in the Investor Centre of our web-site at www.teekay.com. During 2017, the Board held nine meetings. Directors attended all board meetings.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee is comprised of Richard Paterson (newly appointed Chair effective March 15, 2018), William Lawes (previous Chair), Richard J.F. Bronks and Richard du Moulin. All members of the committee are financially literate and the Board has determined that both Mr. Lawes and Mr. Paterson qualify as audit committee financial experts.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

Our Conflicts Committee is composed entirely of directors who satisfy the heightened NYSE and SEC independence standards applicable to Audit Committee membership. The Conflicts Committee is comprised of Richard du Moulin (Chair), Richard J.F. Bronks, William Lawes and Richard Paterson. The Conflicts Committee reviews matters that the Board refers to the committee for consideration and which constitute (a) matters the Board believes may involve conflicts of interest between (i) us and (ii) our controlling shareholder Teekay Corporation or its affiliates (other than us) or (b) material related-party transactions, including transactions between us and our or Teekay Corporation’s officers or directors or their affiliates. The Board is not obligated to seek approval of the Conflicts Committee on any matter, and may determine the resolution of any conflict of interest itself.

Our Nominating and Governance Committee is comprised entirely of directors who satisfy the general NYSE independence standards. Our Nominating and Governance Committee is comprised of Richard J.F. Bronks (Chair), William Lawes, Richard du Moulin and Richard Paterson.

The Nominating and Governance Committee:

•	identifies individuals qualified to become Board members;

•	selects and recommends director and committee member candidates to the Board;

•	maintain oversight of the operation and effectiveness of the Board of Directors and the corporate governance of the Company;

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

As of December 31, 2017, approximately 2,200 seagoing staff served on our vessels. The majority of our subsidiaries employ seagoing staff directly and certain subsidiaries of Teekay Corporation employ the crews for one of our vessels. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries.

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
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2017, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of March 1, 2018 (60 days after December 31, 2017) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned
All directors and executive officers as a group (9 persons) (1)	1,792,970	0.8%	0.7%
_______________________________

(1)
Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation. Please read Item 7 - Major Shareholders and Related Party Transactions for more detail. Also excludes shares beneficially owned by our former Chief Financial Officer, Vincent Lok, who retired from the position in December 2017.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth information regarding the beneficial ownership, as of March 1, 2018, of our Class A and Class B common stock by each entity or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, an entity or group beneficially owns any shares that the entity or group has the right to acquire as of April 30, 2018 (60 days after March 1, 2018) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Class B Common Stock	Percent of Class B Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned
Teekay Corporation (1)	40,290,460	17.4%	37,007,981	100.0%	28.8%
BlueMountain Capital Management, LLC (2)	17,485,057	7.6%	—	—	6.5%
Huber Capital Management, LLC (3)	16,259,924	7.0%	—	—	6.1%
Azvalor Asset Management, SGIIC, SA (4)	12,150,631	5.3%	—	—	4.5%
_______________________________

(1)
The voting power represented by shares beneficially owned by Teekay Corporation is 9.7% for its Class A common stock, 44.5% for its Class B common stock and 54.1% for its total Class A and Class B common stock.

(2)
According to the Schedule 13G filed with the SEC on February 14, 2018, BlueMountain Capital Management, LLC has shared voting power and shared dispositive power as to 17,485,057 shares. The voting power represented by shares beneficially owned by BlueMountain Capital Management, LLC is 4.2% for its Class A common stock.

(3)
According to the Schedule 13G/A filed with the SEC on February 13, 2018, Huber Capital Management, LLC has sole voting power and sole dispositive power as to 9,446,248 and 16,259,924 of the shares, respectively. The voting power represented by shares beneficially owned by Huber Capital Management, LLC is 3.9% for its Class A common stock.

(4)
According to the Schedule 13G filed with the SEC on January 22, 2018, Azvalor Asset Management, SGIIC, SA has sole and shared voting power as to 12,150,631 shares. The voting power represented by shares beneficially owned by Azvalor Asset Management, SGIIC, SA is 2.9% for its Class A common stock.

As of March 22, 2018, we had 16 shareholders of record located in the United States, one of which is Cede & Co., a nominee of The Depository Trust Company, which held an aggregate of 216,618,998 shares of our Class A common stock, representing approximately 94% of our outstanding shares of Class A common stock. We believe that the Class A common stock held by Cede & Co. includes shares beneficially owned by both holders in the United States and non-U.S. beneficial owners.

Our Class B common stock entitles the holder thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum, while our Class A common stock entitles the holder thereof to one vote per share. Except as otherwise provided by the Marshall Islands Business Corporations Act, holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Teekay Corporation currently controls all of our outstanding Class B common stock and 40,290,460 shares of our Class A common stock. Because of our dual-class structure, Teekay Corporation may continue to control all matters submitted to our shareholders for approval even if it and its affiliates come to own significantly less than 50% of our outstanding shares of capital stock. Shares of our Class B common stock will convert into shares of our Class A common stock on a one-for-one basis upon certain transfers thereof or if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of our common stock.

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.

B.	Related Party Transactions
Please read Item 18 – Financial statements: Note 14 – Related Party Transactions for a description of our various related-party transactions.

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

•
if Teekay Corporation or any of its other affiliates (whether through our Manager, any of Teekay Corporation’s or any of its other affiliates' officers or directors who are also officers or directors of us, or otherwise) acquires knowledge of a potential Business Opportunity that may be deemed to constitute a corporate opportunity of both Teekay Corporation and us, then (i) neither Teekay Corporation, our Manager nor any of such officers or directors will have any duty to communicate or offer such Business Opportunity to us and (ii) Teekay Corporation may pursue or acquire such Business Opportunity for itself or direct such Business Opportunity to another person or entity; and

•
any Business Opportunity of which our Manager or any person who is an officer or director of Teekay Corporation (or any of its other affiliates) and of us becomes aware shall be a Business Opportunity of Teekay Corporation.

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

Stewart Andrade, our Chief Financial Officer, is also an executive officer of our Manager and a Vice President, Strategy and Business Development of Teekay Corporation.

Arthur Bensler, our Chairman of the Board, is also Executive Vice President and General Counsel of Teekay Corporation and Director and President of Teekay Shipping (Canada) Ltd.

Kenneth Hvid, a member of our Board of Directors, is President and Chief Executive Officer of Teekay Corporation and is a Director of Teekay Offshore GP L.L.C.

Bjorn Moller, a member of our Board of Directors is a Director of Teekay Corporation and is also a director of Kattegat Limited, the parent company of Resolute Investments, Ltd., the largest shareholder of Teekay Corporation.

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
Compensation of the Manager
Management Fee. In return for services under the Management Agreement, we pay our Manager a management fee based on the following components:

•
Commercial services fee. We pay a fee to our Manager for commercial services it provides to us currently equal to 1.25% of the gross revenue attributable to the vessels, on time charter and spot-traded vessels, our Manager commercially manages for us (excluding vessels participating in the Teekay Suezmax RSA, Teekay Aframax RSA or the Taurus Tankers LR2 RSA). We paid commercial service fees of $1.2 million for 2017, $1.9 million for 2016, and $1.2 million for 2015. Subsequent to our acquisition of the remaining 50% interest in TTOL in May 2017, our share of the Manager's commercial management fees has been eliminated.

•
Technical services fee. We pay a fee, equal to the average rate Teekay Corporation charges third parties to technically manage their Tankers of a similar size, as determined on a quarterly basis, to our Manager for technical services it provides to us. For 2017, the technical services fee we paid was $8.8 million, $9.2 million for 2016 and $7.0 million for 2015. Subsequent to our acquisition of the remaining 50% interest in TTOL, our share of the Manager's technical services fees has been eliminated. TTOL also received reimbursements for technical services from our Manager. These reimbursements are further described in the Commercial and Technical Management Services Agreements described below.

•
Administrative and strategic services fees. We pay fees to our Manager for administrative and strategic services that reimburse our Manager for its related direct and indirect expenses in providing such services and which includes a profit margin. The amount of the profit margin is based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar administrative and strategic services. The transfer pricing study is updated at least annually. We paid administrative and strategic services fees of $21.2 million for 2017, $10.1 million for 2016 and $8.4 million for 2015 excluding administrative and strategic services fees of $7.0 million for 2017, $15.5 million for 2016 and $14.7 million for 2015 attributable to the Entities under Common Control.

•
For additional information about these services and fee, please see Item 18 – Financial Statements: Note 3 – Acquisition of Entities under Common Control and Item 18 – Financial Statements: Note 14e – Related Party Transactions – Management fee – Related and Other, in our consolidated financial statements included in this Annual Report.

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

Since January 1, 2008, we have maintained an internal account (or the Cumulative Dividend Account) that reflects, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $2.65 per share annual incentive baseline (subject to adjustments for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the fiscal year). The Cumulative Dividend Account is intended to ensure that our shareholders receive an equivalent of at least $2.65 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in respect of a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance will be reset to zero. We paid no performance fees to our Manager in 2017, 2016 or 2015.

Term and Termination Rights. Subject to certain termination rights, the initial term of the Management Agreement will expire on December 31, 2022. If not terminated, the Management Agreement will automatically renew for a five-year period and thereafter be extended in additional five-year increments if we do not provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term. We had an option to terminate the Management Agreement in the fourth quarter of 2017, which we did not exercise.

We may terminate the Management Agreement in certain circumstances, including, among others, if:

•
our Manager materially breaches the Management Agreement (and the matter is unresolved after a 90-day dispute resolution period) or experiences certain bankruptcy events or experiences a change of control to which we do no consent; or

•
we provide notice in the fourth quarter of 2021 after two-thirds of our Board of Directors elects to terminate the Management Agreement, which termination would be effective on December 31, 2022. If the Management Agreement extends pursuant to its terms as described above, we can elect to exercise this optional termination right in the fourth quarter of the year immediately preceding the end of the respective term.

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

TIL Management Agreement

Our Manager has waived the management services fees payable under the long-term management agreement it has with TIL to the extent such fees exceed the fees payable under the existing Management Agreement between us and the Manager, but the Manager did not waive the transaction fee that is payable in the event of any sale of vessels owned by TIL subsidiaries as of the date of the Merger, which fee is equal to 1.0% of the aggregate consideration payable to us, TIL or its subsidiaries pursuant to a sale contract.

Commercial and Technical Management Services Agreements

Our Manager has agreed to use its best efforts to provide services, as defined under the Management Agreement, upon our request in a commercially reasonable manner and may provide these services directly to us or subcontract for certain of these services with other entities. For the years ended December 31, 2017, 2016 and 2015, our Manager has subcontracted Teekay Shipping Ltd. (or TSL), a subsidiary of Teekay Corporation, and TTOL and its affiliates, our wholly-owned subsidiaries, to provide certain commercial and technical services to us. These subcontracts are further described below.

Under the Management Agreement, our Manager remains responsible for any subcontracted services. We will indemnify our Manager for any losses it incurs in connection with providing services to us, excluding losses caused by the recklessness, gross negligence or willful misconduct of our Manager or its employees or agents, for which losses our Manager will indemnify us.

Commercial Management Services Agreement

In connection with the Management Agreement, our Manager entered into a long-term Commercial Management Services Agreement (or Commercial Agreement) with Teekay Chartering Ltd. (or TCL), a subsidiary of TTOL, to provide certain commercial services to us on behalf of our Manager.

Compensation for Commercial Services. In return for the services provided under the Commercial Agreement, our Manager will reimburse TCL a fee currently equal to 1.25% of the gross revenue attributable to the vessels, on time charter and spot-traded vessels, our Manager commercially manages for us (excluding vessels participating in the Teekay Suezmax RSA, Teekay Aframax RSA or the Taurus Tankers LR2 RSA).

Termination Rights. Parties to the Commercial Agreement may terminate the agreement upon giving to the other party at least 60 days' prior written notice of the effective date of termination.

The Commercial Agreement will also automatically terminate:

•	if the Management Agreement is terminated;

•	at the option of the party not in breach of the Commercial Agreement (and the matter is unresolved after a 30-day dispute resolution period);

•	at the option of the other party, if a party experiences certain bankruptcy events (and the matter is unresolved after a 60-day dispute resolution period); or

•	if a final judgment, order or decree which materially and adversely affects the ability of either party to perform its obligations.

Technical Management Services Agreement

In connection with the Management Agreement, our Manager entered into a long-term Technical Management Services Agreement (or Technical Agreement) with TSL to provide certain technical services to us on behalf of our Manager. In addition, TSL has entered into a long-term Master Ship Management Agreement (or Shipman Agreement) with TTOL and its affiliates, to provide certain technical services on behalf of TSL.

Compensation for Technical Services. In return for the technical services provided to us, our Manager pays TSL a technical management fee equal to the average rate Teekay Corporation charges third parties to technically manage their Tankers of a similar size, as determined on a quarterly basis. At the same time, TSL will pay a fee to TTOL and its affiliates for certain vessels it technically manages. TTOL and its affiliates received technical management fees of $7.7 million for 2017 excluding reimbursements for technical services of $4.9 million for 2017, $11.7 million for 2016 and $10.4 million for 2015 attributable to the Entities under Common Control.

Termination Rights. Parties to the Technical Agreement may terminate the agreement upon giving to the other party at least 60 days' prior written notice of the effective date of termination.

The Technical Agreement will also automatically terminate:

•	if the Management Agreement is terminated;

•	at the option of the party not in breach of the Technical Agreement (and the matter is unresolved after a 30-day dispute resolution period);

•	at the option of the other party, if a party experiences certain bankruptcy events (and the matter is unresolved after a 60-day dispute resolution period); or

•	if a final judgment, order or decree which materially and adversely affects the ability of either party to perform its obligations.
Parties to the Shipman Agreement may be terminated by either party in certain circumstances, including, among others, if:

•
any license or permit required to enable any party to perform any of its obligations is wholly or partially revoked, withdrawn, sustained or terminated or expires and is not renewed or otherwise fails to remain in full force; or

•	either party ceases to carry on business, or a substantial part of the business properties or assets of either party are seized or appropriated.
Revenue Sharing Pooling Agreements
Teekay Suezmax RSA
In November 2015, we and certain third-party vessel owners entered into a new revenue sharing arrangement (or RSA) agreement (the Suezmax RSA Agreement) with Teekay Chartering Limited, a wholly-owned subsidiary of TTOL. Pursuant to this agreement, we have agreed to include in the RSA certain qualifying Suezmax-class crude tankers that are employed and operate in the spot market or pursuant to time charters of less than one year. As of December 31, 2017, the Teekay Suezmax RSA consisted of 27 Suezmax tankers (including 24 of our owned and leased tankers).

A participating Suezmax tanker will no longer participate in the Teekay Suezmax RSA if it becomes subject to a time charter with a term exceeding one year, unless otherwise agreed by all RSA participants. In addition, vessels no longer participate in the RSA if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Suezmax RSA Agreement.

Vessel owners remain responsible for the technical management of their vessels in the Teekay Suezmax RSA, and our Manager provides these technical services with respect our vessels pursuant to the Management Agreement.

Allocation of Suezmax RSA Earnings. The Teekay Suezmax RSA provides a revenue sharing mechanism whereby aggregate revenues and related expenses of the RSA are distributed to RSA participants based on an allocation formula. Revenues generated by vessels operating in the Suezmax RSA less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its characteristics, speed and bunker consumption, as well as actual on-hire performance. The allocation for each vessel participating in the RSA is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to RSA participants and adjusted every six months based on the weighting system.

Commercial Management Fee and Working Capital Payments. Teekay Chartering Limited provides commercial services to us, via our Manager, and otherwise administers the RSA in exchange for a fee currently equal to $350 per vessel per day plus 1.25% of the gross revenues attributable to the participant’s vessels.

Upon delivery of each of our vessels to the Teekay Suezmax RSA, we are required to advance working capital in an aggregate amount of $1.5 million, subject to adjustments made at the discretion of the RSA manager. We may be required to advance additional working capital funds from time to time. Working capital advances are returned when a vessel no longer participates in the RSA, less any set-offs for outstanding liabilities or contingencies. Please read Item 18 – Financial Statements: Note 14f – Related Party Transactions.

Term and Termination. There is no specific expiration date for the Suezmax RSA Agreement. However, the Teekay Suezmax RSA may be wound up if there are no participants. A RSA participant may withdraw from the Teekay Suezmax RSA upon at least 90 days’ notice and shall cease to participate in the Suezmax RSA if, among other things, it materially breaches the Suezmax RSA Agreement and fails to resolve the breach within a specified cure period or experiences certain bankruptcy events.
Teekay Aframax RSA
We entered into RSA agreements (the Teekay RSA Agreements) with Teekay Corporation and Teekay Chartering Limited, a subsidiary of TTOL. Pursuant to the Teekay RSA Agreements, we and Teekay Corporation have agreed to include in the Teekay Aframax RSA all of our and its respective Aframax-class oil tankers that are employed in the spot market or operate pursuant to time charters of less than 90 days.

As of December 31, 2017, one of the Teekay Aframax RSAs consisted of 31 Aframax tankers, which included seven of our owned tankers and six of our owned LR2 product tankers which are commercially managed by and cross trading from the Taurus Tankers LR2 RSA. Vessels trading in the other Teekay Aframax RSA completed their respective voyages in 2017, and upon completion, were sold to third parties. Any Aframax tanker that becomes subject to a time charter with a term of at least 90 days or becomes subject to enforcement action under a ship-mortgage foreclosure or similar proceeding will no longer participate in the Teekay Aframax RSA, unless otherwise agreed by Teekay Corporation and us. In addition, vessels will no longer participate in the RSAs if they suffer an actual or constructive total loss or if they are sold to or become controlled by a third party who is not a party to the Teekay RSA Agreements.

Under the Teekay RSA Agreements, Teekay Chartering Limited commercially manages the Teekay Aframax RSA by providing chartering and marketing services for all participating tankers. We remain responsible for the technical management of our vessels in the Teekay Aframax RSAs, and our Manager provides these technical services to us pursuant to the Management Agreement.

Allocation of Teekay Aframax RSA's Earnings. The Teekay Aframax RSAs provide a revenue sharing mechanism whereby aggregate revenues and related expenses of the RSAs are distributed to RSA participants based on an allocation formula. Revenues generated by vessels operating in the Teekay Aframax RSAs less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its characteristics, speed and bunker consumption, as well as actual on-hire performance. The allocation for each vessel participating in the RSAs is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to RSA participants and adjusted every six months based on the weighting system.

Commercial Management Fee and Working Capital Payments. Teekay Chartering Limited provides commercial services to us, via our Manager, and otherwise administers the RSAs in exchange for a fee currently equal to $350 per vessel per day plus 1.25% of the gross revenues attributable to the participant’s vessels.

Upon delivery of each of our vessels to the Teekay Aframax RSAs, we are required to advance to Teekay Chartering Limited $250,000 for working capital purposes. We may be required to advance additional working capital funds from time to time. Working capital advances will be returned to us when a vessel no longer participates in the RSAs, less any set-offs for outstanding liabilities or contingencies. Please read Item 18 – Financial Statements: Note 14f – Related Party Transactions.

Term and Termination Rights. Subject to certain termination rights, the initial term of the Teekay RSA Agreements expires on December 31, 2022. If not terminated, the Teekay RSA Agreements will automatically renew for a five-year period and thereafter be extended in additional five-year increments unless we provide a notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

We may also terminate the Teekay RSA Agreements in certain other circumstances, including, among others, if:

•
Teekay Chartering Limited or Teekay Corporation materially breaches the Teekay RSA Agreements (and the matter is unresolved after a 90-day dispute resolution period) or experiences certain bankruptcy events or if Teekay Chartering Limited experiences a change of control to which we do no consent; or

•	the Management Agreement terminates for any reason.

Either Teekay Chartering Limited or Teekay Corporation may terminate the Teekay RSA Agreements prior to the end of its term under any of the following circumstances:

•	after December 18, 2012 with 12 months’ notice;

•	if we materially breach the Teekay RSA Agreements and the matter is unresolved after a 90-day dispute resolution period; or

•	if the Management Agreement terminates for any reason.

Taurus Tankers LR2 RSA
We along with certain third party vessel owners and operators are parties to a RSA agreement (the Taurus RSA Agreement) pursuant to which these RSA participants have each agreed to include in the RSA certain qualifying LR2-class product tankers of the RSA participants and their respective affiliates, including us, that operate in the spot market or pursuant to time charters of less than one year.

As of December 31, 2017, the Taurus Tankers LR2 RSA consisted of nine LR2 product tankers, including six of our owned LR2 product tankers, of which all have been deployed into the Aframax RSA. A participating LR2 product tanker will no longer participate in the Taurus Tankers LR2 RSA if it becomes subject to a time charter with a term exceeding one year, unless otherwise agreed by all RSA participants. In addition, vessels will no longer participate in the RSA if they suffer an actual or constructive total loss or if they are sold to or become controlled by a person who is not an affiliate of a party to the Taurus RSA Agreement.

Vessel owners remain responsible for the technical management of their vessels in the Taurus Tankers LR2 RSA, and our Manager provides these technical services with respect our vessels pursuant to the Management Agreement.

Allocation of Taurus RSA Earnings. The Taurus Tankers LR2 RSA provides a revenue sharing mechanism whereby aggregate revenues and related expenses of the RSA are distributed to RSA participants based on an allocation formula. Revenues generated by vessels operating in the Taurus Tankers LR2 RSA less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its characteristics, speed and bunker consumption, and actual on-hire performance. The allocation for each vessel participating in the RSA is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to RSA participants and adjusted every six months based on the weighting system.

Commercial Management Fee and Working Capital Payments. Taurus Tankers LR2 RSA provides commercial services to us, via our Manager, and otherwise administers the RSA in exchange for a fee currently equal to $275 per vessel per day plus 1.25% of the gross revenues attributable to the participant’s vessels.

Upon delivery of each of our vessels to the Taurus Tankers LR2 RSA, we are required to advance working capital in an aggregate amount of $1.0 million, subject to adjustments made at the discretion of the RSA manager. We may be required to advance additional working capital funds from time to time. Working capital advances will be returned to us when a vessel no longer participates in the RSA, less any set-offs for outstanding liabilities or contingencies. Please read Item 18 – Financial Statements: Note 14f – Related Party Transactions.

Term and Termination. There is no specific expiration date for the Taurus RSA Agreement. However, the RSA may be wound up if there are no participants. A RSA participant may withdraw from the Taurus Tankers LR2 RSA upon at least 90 days’ notice and shall cease to participate in the Taurus Tankers LR2 RSA if, among other things, it materially breaches the Taurus RSA Agreement and fails to resolve the breach within a specified cure period or experiences certain bankruptcy events.
Teekay’s Commercial and Technical Operations (TTOL)
On May 31, 2017, we acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% interest in TTOL for $39.0 million, which included $13.1 million for assumed working capital. We issued approximately 13.8 million shares of our Class B common stock to Teekay as consideration in addition to the working capital consideration of $13.1 million. Prior to May 31, 2017, we owned 50% of TTOL and accounted for this investment using the equity method of accounting. Since we acquired the remaining 50% of TTOL on May 31, 2017, we own 100% of TTOL and now consolidate it.
Investment in Tanker Investments Ltd. (TIL)
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

On November 27, 2017, we completed a merger with TIL by acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of our Class A common stock for each share of TIL common stock, and as a result, TIL became a wholly-owned subsidiary. As consideration for the merger, we issued 88,977,544 Class A common shares to the TIL shareholders, including 8,250,000 shares to Teekay.

Our Manager has waived the management services fees payable under the long-term management agreement it has with TIL to the extent such fees exceed the fees payable under the existing Management Agreement between us and the Manager, but the Manager did not waive the transaction fee that is payable in the event of any sale of vessels owned by TIL subsidiaries as of the date of the Merger, which fee is equal to 1.0% of the aggregate consideration payable to us, TIL or its subsidiaries pursuant to a sale contract.

Commencing on November 27, 2017, we consolidate the results of TIL. Prior to the completion of the merger, we equity-accounted for our 11.3% interest in TIL (December 31, 2016 - 11.3%, December 31, 2015 - 10.2%).

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
Dividend Policy
Commencing with the dividend paid in the first quarter of 2016, we adopted a dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to the discretion of our Board of Directors, with a minimum quarterly dividend of $0.03 per share under the current policy. Adjusted net (loss) income is a non-GAAP measure which excludes specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of our financial results. Prior to this change, our dividend policy was to distribute to our shareholder a fixed quarterly dividend of $0.03 per share ($0.12 per share annually). Our dividend policy is reviewed by our Board of Directors from time to time and subject to change.

The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, the requirements of Marshall Islands law, restrictions in financing agreements and other factors deemed relevant by our Board of Directors.
Significant Changes
Please read Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2017 and 2018.

Item 9.	The Offer and Listing
Our Class A common stock is listed on the New York Stock Exchange (or NYSE) under the symbol “TNK”. The following table sets forth the high and low prices for our Class A common stock on the NYSE for each of the periods indicated.

Years Ended	Dec 31, 2017	Dec 31, 2016	Dec 31, 2015	Dec 31, 2014	Dec 31, 2013
High	$2.70	$6.89	$8.53	$5.95	$4.02
Low	$1.30	$1.90	$4.82	$3.18	$2.38

Quarters Ended	Mar 31, 2018	Dec 31, 2017	Sept 30, 2017	Jun 30, 2017	Mar 31, 2017	Dec 31, 2016	Sept 30, 2016	Jun 30, 2016	Mar 31, 2016
High	$1.43	$1.95	$1.91	$2.20	$2.70	$2.85	$3.28	$4.16	$6.89
Low	$1.08	$1.30	$1.37	$1.65	$1.96	$1.90	$2.42	$2.87	$3.26

Months Ended	Mar 31, 2018	Feb 28, 2018	Jan 31, 2018	Dec 31, 2017	Nov 30, 2017	Oct 31, 2017
High	$1.27	$1.29	$1.43	$1.63	$1.95	$1.72
Low	$1.11	$1.08	$1.24	$1.30	$1.40	$1.47

Item 10.	Additional Information
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

c)
Technical Services Agreement dated December 18, 2007 between Teekay Tankers Management Services Ltd. and Teekay Shipping Limited. Please read Item 4. – Information on the Company – B. Business Overview for a description of this Technical Services Agreement.

d)
Commercial Management Services Agreement dated February 29, 2008 between Teekay Tankers Management Services Ltd. and Teekay Chartering Limited. Please read Item 4. – Information on the Company – B. Business Overview for a description of this Commercial Management Agreement.

e)	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan.

f)	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation.

g)	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd.

h)
Master Ship Management Agreement dated August 31, 2012 between Teekay Shipping Limited and Teekay Marine Ltd. Please read Item 4. – Information on the Company – B. Business Overview for a description of this Master Ship Management Agreement.

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

n)
Registration Rights Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and Veritable Maritime Holdings, LLC. Under this Agreement, we agreed to prepare and file a shelf registration statement to register offers and sales of certain shares of our Class A Common Stock that we issued to Veritable Maritime Holdings, LLC and certain of its affiliates as partial consideration for our purchase of certain vessels from certain wholly-owned indirect subsidiaries of Veritable Maritime Holdings, LLC.

o)
Common Stock Purchase Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the purchasers named therein. Under this Agreement, we issued 9,118,797 shares of our Class A Common Stock to a group of institutional investors for $6.65 per share.

p)
Secured Revolving Credit Facility Agreement dated December 18, 2017 between Teekay Tankers Ltd., Nordea Bank AB and various other banks, for a $270.0 million long-term debt facility which is scheduled to mature in December 2022.

q)
Agreement and Plan of Merger, dated as of May 31, 2017, by and among Teekay Tankers Ltd., Royal 2017 Ltd. and Tanker Investments Ltd. (or TIL) under which we completed a merger with TIL by acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of our Class A common stock for each share of TIL common stock, and as a result, TIL became a wholly-owned subsidiary.

r)
Voting and Support Agreement, dated as of May 31, 2017, between Teekay Corporation, Teekay Holdings Limited, Teekay Finance Limited, Tanker Investments Ltd. and Teekay Tankers Ltd., providing, among other things, that Teekay Corporation will support the Merger with TIL.

s)
Purchase Agreement, dated as of May 31, 2017, between Teekay Tankers Ltd. and Teekay Holdings Limited (or THL), under which we purchased the remaining 50% of the issued and outstanding shares of Teekay Tanker Operations Ltd. from THL.

t)
Voting and Support Agreement, dated as of September 14, 2017, by and among Teekay Tankers Ltd., Huber Capital Management, LLC and Joseph R. Huber, providing, among other things, that Huber Capital Management, LLC and Joseph R. Huber would vote certain shares of the Company's Class A Common Stock in favor of a charter amendment in connection with our merger with TIL.

u)
Share Subscription Agreement, dated January 13, 2017, between Teekay Tankers Ltd. and THL, under which we agreed to issue a total of 2,155,172 shares of our Class A common stock for an aggregate purchase price of $5,000,000.

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

This discussion is limited to shareholders who hold their common stock as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular shareholder in light of the shareholder’s circumstances, or to certain categories of shareholders that may be subject to special tax rules, such as:

•	dealers in securities or currencies,

•	traders in securities that have elected the mark-to-market method of accounting for their securities,

•	persons whose functional currency is not the U.S. dollar,

•	persons holding our common stock as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,

•	certain U.S. expatriates,

•	financial institutions,

•	insurance companies,

•	persons subject to the alternative minimum tax,

•	persons that actually or under applicable constructive ownership rules own 10% or more of our stock (by vote or value), and

•	entities that are tax-exempt for U.S. federal income tax purposes.

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
Distributions
We are taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our common stock and thereafter as capital gain, which will be either long term or short-term capital gain depending upon whether the U.S. Holder has held the common stock for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common stock will be treated as foreign source income.

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

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of common stock if the amount of the dividend is equal to or in excess of 10% of a common stockholder’s adjusted tax basis (or fair market value in certain circumstances) in such common stock. In addition, extraordinary dividends include dividends received within a one year period that, in the aggregate, equal or exceed 20% of a stockholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common stock will be treated as long–term capital loss to the extent of the amount of such dividend.

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

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States , 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock (which is not within our control) may impact the determination of whether we are a PFIC. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

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

Taxation of U.S. Holders Making a “Mark–to–Market” Election. If we were to be treated as a PFIC for any taxable year and, as we anticipate, our Class A common stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our Class A common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our Class A common stock and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each taxable year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s Class A common stock at the end of the taxable year over the U.S. Holder’s adjusted tax basis in the Class A common stock. The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the Class A common stock over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our Class A common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our Class A common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our Class A common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, however, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our taxable years and we were a PFIC for a prior taxable year during which such U.S. Holder held our Class A common stock and for which (i) we were not a QEF with respect to such U.S. Holder and (ii) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first taxable year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s Class A common stock exceeds the U.S. Holder’s adjusted tax basis in the Class A common stock at the end of the first taxable year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark–to–Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark–to–market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any “excess distribution” (i.e., the portion of any distributions received by the Non–Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non–Electing Holder in the three preceding taxable years, or, if shorter, the Non–Electing Holder’s holding period for our common stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

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
U.S. Return Disclosure Requirements for U.S. Individual Holders
U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our common stock under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Individual Holders are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement.
United States Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.
Distributions
In general, a Non–U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our common stock unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non–U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder.

Sale, Exchange or Other Disposition of Common Stock
In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common stock unless (a) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (b) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our common stock is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.
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
Non-United States Tax Considerations
Marshall Islands Tax Considerations
Because we and our subsidiaries do not, and we do not expect that we or they will, conduct business, operations, or transactions in the Republic of The Marshall Islands, and because all documentation related to our initial public offering was executed outside of the Republic of The Marshall Islands, under current Marshall Islands law, no taxes or withholdings will be imposed by the Republic of the Marshall Islands on distributions, including upon a return of capital, made to shareholders, so long as such persons are not citizens of and do not reside in, maintain offices in, nor engage in business, operations, or transactions in the Republic of The Marshall Islands. Furthermore, no stamp, capital gains or other taxes will be imposed by the Republic of The Marshall Islands on the purchase, ownership or disposition by such persons of our common stock.
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
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollars. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are Euro, Singaporean Dollar and British Pound. There is a risk that currency fluctuations will have a negative effect on the value of cash flows. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2017, 2016 or 2015.

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

The table below provides information about financial instruments as at December 31, 2017, that are sensitive to changes in interest rates, including our debt, obligations related to capital leases and interest rate swaps. For long-term debt and obligations related to capital leases, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	2018	2019	2020	2021	2022	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)

	(in millions of U.S. dollars, except percentages)
Long-term debt:
Variable rate	(157.2)	(95.7)	(121.9)	(365.7)	(155.5)	—	(896.0)	(879.9)	3.40%
Fixed-rate	(10.0)	(10.0)	(10.0)	(37.2)	—	—	(67.2)	(66.2)	5.37%

Obligation related to capital leases	(7.2)	(7.7)	(8.2)	(8.7)	(9.3)	(107.8)	(148.9)	(147.4)	6.20%

Interest Rate Swaps:
U.S. Dollar-denominated interest rate swap(2)	46.3	46.3	46.2	—	—	—	138.8	1.3	1.46%
U.S. Dollar-denominated interest rate swap(2)	—	—	—	150.0		—	150.0	2.5	1.55%
U.S. Dollar-denominated interest rate swap(2)	—	—	—	50.0		—	50.0	1.4	1.16%

(1)	Rate refers to the weighted-average interest rate for our long-term debt as at December 31, 2017, including the margin we pay on our variable-rate and fixed-rate debt.

(2)
Interest payments on U.S. Dollar-denominated debt and interest rate swaps are based on LIBOR. The average variable rate paid to us under our interest rate swaps is set quarterly at the three-month LIBOR.

Equity Price Risk
Prior to our acquisition of TIL, we were exposed to the changes in the stock price of TIL. We had a stock purchase warrant entitling us to purchase up to 750,000 shares of common stock of TIL at a fixed price of $10 per share. Alternatively, if the shares of TIL’s common stock trade on a National Stock Exchange or over-the-counter market denominated in Norwegian Kroner, the Company also had the option to exercise the stock purchase warrant at 61.67 Norwegian Kroner (or NOK) per share. The stock purchase warrant vested in four equally sized tranches. Each tranche would vest and become exercisable when and if the fair market value of a share of the TIL common stock equals or exceeds 77.08 NOK, 92.50 NOK, 107.91 NOK and 123.33 NOK, respectively, for such tranche for any ten consecutive trading days. The stock purchase warrant was scheduled to expire on January 23, 2019; however, upon completing the merger with TIL on November 27, 2017, the stock purchase warrant was canceled. Please read Item 18 – Financial Statements: Note 10 – Derivative Instruments.

Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use forward freight agreements as a tool to protect against changes in spot tanker market rates. Forward freight agreements are contracts used to buy or sell a fixed volume of freight on specified trade routes. Forward freight agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index.

To reduce our exposure, in the second quarter of 2016 we entered into a time-charter swap agreement for 55% of two Aframax-equivalent vessels for a period of 11 months plus an additional two months at the counterparty’s option. The fair value of this derivative agreement was the estimated amount that we would receive or pay to terminate the agreement at the reporting date, based on the present value of our projection of future Aframax spot market tanker rates, which was derived from current Aframax spot market tanker rates and estimated future rates. As of May 1, 2017, the time-charter swap counter party did not exercise the two-month option and as such, the agreement was completed as of June 30, 2017.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2017.

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
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining for us adequate internal control over financial reporting.

Our internal controls are designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States. Our internal control over financial reporting include those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal controls over financial reporting were effective as of December 31, 2017.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15(f) under the Exchange Act) that occurred during the year ended December 31, 2017.

Item 16A.	Audit Committee Financial Expert
The Board of Directors has determined that director and former Chair of the Audit Committee during 2017, William Lawes, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards. The Board of Directors has determined that director and current Chair of the Audit Committee (effective March 15, 2018), Richard Paterson, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics
We have adopted a Standards of Business Conduct Policy for all our employees and directors. This document is available under “Investors – Teekay Tankers Ltd. - Governance” from the home page of our web site (www.teekay.com). We also intend to disclose, under the “Investors – Teekay Tankers Ltd. - Governance” section of our web site (www.teekay.com), any waivers to or amendments of our Standards of Business Conduct Policy that benefit our directors and executive officers.

Item 16C.	Principal Accountant Fees and Services
Our principal accountant for 2017 and 2016 was KPMG LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP.

Fees (in thousands of U.S. dollars)	2017	2016
Audit Fees (1)	545	408
Tax Fees (2)	34	24
	579	432

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.

(2)	For 2017 and 2016, tax fees principally included corporate tax compliance fees.

No tax services were provided to us by the auditors during the term of their appointment in 2017. No other services were provided to us by the auditors during 2017 or 2016.

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2017 and 2016.

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

4.3	Gross Revenue Sharing Pool Agreement (1)
4.4	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan (10)
4.5	Technical Services Agreement dated as of December 18, 2007, between Teekay Tankers Management Services Ltd. and Teekay Shipping Limited.
4.6	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. (1)
4.7	Commercial Management Services Agreement dated as of February 29, 2008, between Teekay Tankers Management Services Ltd. and Teekay Chartering Limited.
4.8	Purchase Agreement dated April 7, 2008, for the purchase of Ganges Spirit L.L.C (formerly Delaware Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)
4.9	Purchase Agreement dated April 7, 2008, for the purchase of Narmada Spirit L.L.C (formerly Adair Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)
4.10	Purchase Agreement dated June 12, 2009 for the purchase of Ashkini Spirit L.L.C (formerly Ingeborg Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (3)
4.11
Purchase Agreement dated April 6, 2010 between Teekay Corporation and Teekay Tankers Ltd. for the sale and purchase of the entire membership interests in Yamuna Spirit L.L.C., Kaveri Spirit L.L.C., and Helga Spirit L.L.C. (4)

4.12	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Alpha Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch. (5)
4.13	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Beta Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch. (5)
4.14	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC A Investment L.L.C. (5)
4.15	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC B Investment L.L.C. (5)
4.16	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd. (6)
4.17
Purchase Agreement dated November 1, 2010 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Esther Spirit L.L.C., and Iskmati Spirit L.L.C. (7)

4.18
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

4.19	Master Ship Management Agreement dated August 31, 2012, between Teekay Shipping Limited and Teekay Marine Ltd.
4.20
Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016 between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks, for a $894.4 million long-term debt facility. (8)

4.21	Secured Term Loan Facility Agreement dated August 28, 2015 between Teekay Tankers Ltd., ABN AMRO Capital USA LLC and various other banks for the principal amount of $397.2 million. (8)
4.22
Secured Term Loan Facility Agreement dated January 30, 2015 between Teekay Tankers Ltd., ABN AMRO Capital USA LLC, DNB Capital LLC and DNB Markets, Inc., for the principal amount of approximately $126.6 million. (8)

4.23	Registration Rights Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the persons set forth on Schedule I thereto. (11)
4.24	Common Stock Purchase Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the purchasers named therein. (12)
4.25	Share Subscription Agreement, dated January 13, 2017, between Teekay Tankers Ltd. and Teekay Holdings Limited.
4.26	Agreement and Plan of Merger, dated as of May 31, 2017, by and among Teekay Tankers Ltd., Royal 2017 Ltd. and Tanker Investments Ltd. (13)

4.27	Voting and Support Agreement, dated as of May 31, 2017, between Teekay Corporation, Teekay Holdings Limited, Teekay Finance Limited, Tanker Investments Ltd. and Teekay Tankers Ltd. (13)
4.28	Purchase Agreement, dated as of May 31, 2017, between Teekay Tankers Ltd. and Teekay Holdings Limited (13)
4.29	Voting and Support Agreement, dated as of September 14, 2017, by and among Teekay Tankers Ltd., Huber Capital Management LLC and Joseph R. Huber (16)
4.30	Secured Revolving Credit Facility Agreement dated December 18, 2017 between Teekay Tankers Ltd., Nordea Bank AB and various other banks, for the principal amount of $270.0 million.
8.1	List of Subsidiaries of Teekay Tankers Ltd.
10.1	Equity Distribution Agreement, dated November 18, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. (14)
10.2
Memorandum of Agreement, dated August 4, 2015, by and between Courage Holdings, LLC and Rio Spirit L.L.C. and related Schedule of Agreements Substantially Identical to that Memorandum of Agreement. (14)

10.3	Equity Distribution Agreement, dated June 4, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. (15)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer.
13.1	Teekay Tankers Ltd. Certification of Kevin Mackay, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Tankers Ltd. Certification of Stewart Andrade, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of KPMG LLP, as independent registered public accounting firm.
101	The following materials for the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2017 formatted in XBRL:
101.INS XBRL Instance Document
101.SCH XBRL Taxonomy Extension Schema
101.CAL XBRL Taxonomy Extension Calculation Linkbase
101.DEF XBRL Taxonomy Extension Definition Linkbase
101.LAB XBRL Taxonomy Extension Label Linkbase
101.PRE XBRL Taxonomy Extension Presentation Linkbase
___________________________

(1)
Previously filed as Exhibits 3.1, 3.2, 10.1, 10.3, 10.5 and 4.1 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.

(2)	Previously filed as Exhibits 4.1 and 4.2 to the Company’s Report on Form 6-K furnished to the SEC on May 28, 2008, and hereby incorporated by reference to such Report.

(3)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 30, 2009, and hereby incorporated by reference to such Report.

(4)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on June 1, 2010 and hereby incorporated by reference to such Report.

(5)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 10, 2010 and hereby incorporated by reference to such Report.

(6)	Previously filed as Exhibit 4.11 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.

(7)	Previously filed as Exhibit 4.12 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.

(8)	Previously filed as Exhibit 4.19, 4.20, 4.21 and 10.4 to the Company’s Report on Form 20-F filed with the SEC on April 27, 2016 and hereby incorporated by reference to such Report.

(9)	Previously filed as Exhibit 4.17 to the Company’s Report on Form 6-K furnished to the SEC on September 17, 2012 and hereby incorporated by reference to such Report.

(10)	Previously filed as Exhibit 99.1 to the Company’s Registration Statement on Form, S-8 filed with the SEC on March 7, 2014 and hereby incorporated by reference to such Registration Statement.

(11)	Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on November 18, 2015 and hereby incorporated by reference to such Report.

(12)	Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K furnished to the SEC on August 7, 2015 and hereby incorporated by reference to such Report.

(13)	Previously filed as Exhibits 1.1, 1.2, and 1.3 to the Company’s Report on Form 6-K filed with the SEC on June 1, 2017 and hereby incorporated by reference to such Report.

(14)	Previously filed as Exhibits 1.1, 10.3 and 10.4 to the Company’s Report on Form 6-K filed with the SEC on November 18, 2015 and hereby incorporated by reference to such Report.

(15)	Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on June 4, 2015 and hereby incorporated by reference to such Report.

(16)	Previously filed as Exhibits 99.1 to the Company's Report on Form 6-K filed with the SEC on October 25, 2017 and hereby incorporated by reference to such Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY TANKERS LTD.

Date: April 24, 2018	By:	/s/ Stewart Andrade
Stewart Andrade
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Teekay Tankers Ltd.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. and subsidiaries (the Company) as of December 31, 2017 and 2016, the related consolidated statements of (loss) income, cash flows, and changes in equity for each of the years in the three‑year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 24, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its method of accounting for Business Combinations as of October 1, 2017, due to the adoption of Accounting Standards Update 2017-01 Clarifying the Definition of a Business.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
We have served as the Company’s auditor since 2011.

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
April 24, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Teekay Tankers Ltd.:

Opinion on Internal Control Over Financial Reporting
We have audited Teekay Tankers Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2017 and 2016, the related consolidated statements of (loss) income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements), and our report dated April 24, 2018 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
April 24, 2018

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF (LOSS) INCOME (notes 1 and 3)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
REVENUES
Net pool revenues (notes 14e and 14h)	139,936	310,108	381,028
Time-charter revenues (note 14e)	112,100	97,374	75,375
Voyage charter revenues	125,774	90,032	41,874
Other revenues (note 20)	53,368	53,029	36,404
Total revenues	431,178	550,543	534,681

Voyage expenses (note 14e)	(77,368)	(53,604)	(18,727)
Vessel operating expenses (notes 14e and 14f)	(175,389)	(182,598)	(137,164)
Time-charter hire expense (note 9)	(30,661)	(59,647)	(74,898)
Depreciation and amortization	(100,481)	(104,149)	(73,760)
General and administrative expenses (note 14e)	(32,879)	(33,199)	(30,403)
(Loss) gain on sale of vessels (note 19)	(12,984)	(20,594)	771
Restructuring charges (note 20)	—	—	(6,795)
Income from operations	1,416	96,752	193,705

Interest expense	(31,294)	(29,784)	(17,389)
Interest income	907	117	122
Realized and unrealized gain (loss) on derivative instruments (note 10)	1,319	(964)	(1,597)
Equity (loss) income (note 6)	(25,370)	7,680	11,528
Other expense (note 15)	(5,001)	(5,978)	(2,743)
Net (loss) income	(58,023)	67,823	183,626

Per common share amounts (note 18)
• Basic (loss) earnings per share	($0.31)	$0.40	$1.26
• Diluted (loss) earnings per share	($0.31)	$0.40	$1.25
• Cash dividends declared	$0.12	$0.18	$0.24

Weighted-average number of Class A and Class B common stock outstanding (note 18)
• Basic	187,235,377	170,098,572	143,911,452
• Diluted	187,235,377	170,340,639	144,492,933
Related party transactions (note 14)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 3)
(in thousands of U.S. dollars)

	As at December 31, 2017 $	As at December 31, 2016 $
ASSETS
Current
Cash and cash equivalents	71,439	94,157
Restricted cash	1,599	750
Pool receivables from affiliates, net (note 14h)	15,550	24,598
Accounts receivable, including affiliate balances of $0.8 million (2016 - $0.8 million)	19,288	33,789
Vessels held for sale (note 19)	—	33,802
Due from affiliates (note 14f)	49,103	48,714
Current portion of derivative assets (note 10)	1,016	875
Prepaid expenses	18,690	21,300
Total current assets	176,685	257,985
Restricted cash - long-term	2,672	—
Vessels and equipment At cost, less accumulated depreciation of $512.0 million (2016 - $459.3 million)	1,737,792	1,605,372
Vessels related to capital leases At cost, less accumulated depreciation of $25.4 million (2016 - $nil) (note 9)	227,722	—
Investment in and advances to equity accounted investments (note 6)	25,460	70,651
Derivative assets (note 10)	4,226	4,538
Intangible assets - net (note 21 and 22)	14,605	17,658
Other non-current assets	127	107
Goodwill (note 21)	8,059	8,059
Total assets	2,197,348	1,964,370
LIABILITIES AND EQUITY
Current
Accounts payable, including affiliate balances of $nil (2016 - $1.1 million)	7,860	14,406
Accrued liabilities (notes 7, 10 and 14f)	34,608	28,663
Current portion of long-term debt (note 8)	166,745	171,019
Current portion of derivative liabilities (note 10)	—	1,108
Current obligation related to capital leases (note 9)	7,227	—
Deferred revenue	557	4,455
Due to affiliates (note 14f)	19,717	36,299
Total current liabilities	236,714	255,950
Long-term debt (note 8)	785,557	761,997
Long-term obligation related to capital leases (note 9)	141,681	—
Other long-term liabilities (note 11)	26,795	13,683
Total liabilities	1,190,747	1,031,630
Commitments and contingencies (notes 6, 9 and 10)
Equity
Common stock and additional paid-in capital (385 million shares authorized, 231.2 million Class A and 37.0 million class B shares issued and outstanding as of December 31, 2017) (2016 - 300 million shares authorized, 136.1 million Class A and 23.2 million Class B shares issued and outstanding) (notes 4 and 13)	1,294,998	1,103,304
Accumulated deficit	(288,397)	(182,680)
Entities under Common Control equity	—	12,116
Total equity	1,006,601	932,740
Total liabilities and equity	2,197,348	1,964,370
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 3)
(in thousands of U.S. dollars)

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Cash and cash equivalents provided by (used for)
OPERATING ACTIVITIES
Net (loss) income	(58,023)	67,823	183,626
Non-cash items:
Depreciation and amortization	100,481	104,149	73,760
Loss (gain) on sale of vessels (note 19)	12,984	20,594	(771)
Unrealized gain on derivative instruments (note 10)	(937)	(9,679)	(8,193)
Equity loss (income) (note 6)	25,370	(7,680)	(11,528)
Other	8,093	10,063	3,034
Change in operating assets and liabilities (note 16)	5,741	30,004	1,655
Expenditures for dry docking	(14,069)	(8,608)	(39,617)
Net operating cash flow	79,640	206,666	201,966
FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	232,825	906,149	688,695
Repayments of long-term debt	(109,006)	(162,092)	(40,029)
Prepayment of long-term debt	(443,796)	(979,877)	(191,592)
Repayment from long-term debt of Entities under Common Control (note 3)	—	—	(4,632)
Proceeds from financing related to sale and leaseback (note 9)	153,000	—	—
Scheduled repayments of obligations related to capital leases (note 9)	(4,090)	—	—
Net advances from affiliates (note 3)	—	—	(825)
Equity contribution from Teekay Corporation to Entities under Common Control (note 3)	—	—	1,928
Increase in restricted cash - long-term	(2,672)	—	—
Return of capital to Teekay Corporation (note 3)	—	(15,000)	—
Acquisition of the Explorer Spirit and Navigator Spirit from Teekay Offshore Partners L.P. (note 3)	—	—	(31,870)
Cash dividends paid	(20,679)	(46,847)	(15,139)
Proceeds from equity offerings, net of offering costs (note 4)	8,521	7,558	242,264
Proceeds from issuance of common stock, net of share issuance costs (note 4)	5,000	—	—
Other	(241)	(744)	(1,122)
Net financing cash flow	(181,138)	(290,853)	647,678
INVESTING ACTIVITIES
Proceeds from the sales of vessels and equipment (note 19)	52,131	27,550	11,080
Expenditures for Principal Maritime Vessel acquisitions (note 19)	—	—	(612,000)
Expenditures for vessels and equipment	(4,732)	(9,226)	(236,229)
Loan repayments from High-Q joint venture (note 6)	550	3,500	1,000
Adjustment to investment in TTOL prior to 100% acquisition	—	—	(239)
Return of capital from equity accounted investments	—	—	1,088
Acquisition of SPT (note 21)	—	—	(45,581)
Cash acquired in TIL acquisition, net of transaction fees (note 22)	30,831	—	—
Net investing cash flow	78,780	21,824	(880,881)
Decrease in cash and cash equivalents	(22,718)	(62,363)	(31,237)
Cash and cash equivalents, beginning of the year	94,157	156,520	187,757
Cash and cash equivalents, end of the year	71,439	94,157	156,520
Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes 1 and 3)
(in thousands of U.S. dollars, except share amounts)

	EQUITY
	Equity of Entities under Common Control $	Common Stock and Paid-in Capital
		Thousands of Common Stock #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2014	40,961	112,064	785,515	17,135	(346,927)	496,684
Net income	6,699	—	—	—	176,927	183,626
Proceeds from issuance of Class A common stock, net of offering costs (note 4)	—	37,201	246,032	—	—	246,032
Proceeds from issuance of Class B common stock, net of offering costs (note 4)	—	6,512	—	45,500	—	45,500
Value adjustment to share issuance to Teekay Corporation for purchase of the initial 50% of TTOL (note 6)	—	—	—	—	(239)	(239)
Net change in parent's equity from Entities under Common Control (note 3)	1,549	—	—	—	—	1,549
Acquisition of SPT Explorer and Navigator Spirit from Teekay Offshore Partners L.P. (note 3)	(27,191)	—	—	—	(13,311)	(40,502)
Dividends declared	—	—	—	—	(33,863)	(33,863)
Equity-based compensation (note 13)	—	254	692	—		692
Balance as at December 31, 2015	22,018	156,031	1,032,239	62,635	(217,413)	899,479
Net income	4,968	—	—	—	62,855	67,823
Proceeds from issuance of Class A common stock, net of offering costs (note 4)	—	3,020	7,558	—	—	7,558
Net change in parent's equity from Entities under Common Control (note 3)	130	—	—	—	—	130
Return of capital from Entities under Common Control (note 3)	(15,000)	—	—	—	—	(15,000)
Dividends declared	—	—	—	—	(28,122)	(28,122)
Equity-based compensation (note 13)	—	253	872	—	—	872
Balance as at December 31, 2016	12,116	159,304	1,040,669	62,635	(182,680)	932,740
Net income (loss)	1,304	—	—	—	(59,327)	(58,023)
Proceeds from issuance of Class A common stock, net of offering costs (note 4)	—	5,955	13,521	—	—	13,521
Acquisition of the remaining 50% of TTOL (note 4)	(13,420)	13,775	—	25,897	(25,711)	(13,234)
Acquisition of TIL (note 4)	—	88,978	151,262	—	—	151,262
Dividends declared	—	—	—	—	(20,679)	(20,679)
Equity-based compensation (note 13)	—	190	1,014	—	—	1,014
Balance as at December 31, 2017	—	268,202	1,206,466	88,532	(288,397)	1,006,601
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
Basis of presentation and consolidation principles
During October 2007, Teekay Corporation (Teekay) formed Teekay Tankers Ltd., a Marshall Islands corporation (together with its wholly-owned subsidiaries and the Entities under Common Control, as described in note 3, collectively, the Company), to acquire from Teekay a fleet of nine double-hull Aframax-class oil tankers in connection with the Company’s initial public offering (or IPO). As of December 31, 2017, the Company’s fleet included a total of 58 vessels, of which four were party to long-term bareboat leases, one was chartered-in and one was 50%-owned through the High-Q Investment Ltd. joint venture (or High-Q).

The consolidated financial statements reflect the financial position, results of operations and cash flows of Teekay Tankers Ltd., its wholly-owned subsidiaries, equity accounted investments, the Entities under Common Control and any variable interest entities (or VIEs) of which it is the primary beneficiary. The consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (GAAP) and all significant intercompany balances and transactions have been eliminated upon consolidation. The Company accounts for the acquisition of interests in businesses from Teekay as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity. The amount by which the proceeds paid by the Company differs from Teekay's historical carrying value of the acquired business is accounted for as a return of capital to, or contribution of capital from, Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired business were both under the common control of Teekay and had begun operations.

On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL). As a result of the acquisition, the Company's consolidated financial statements prior to the date the Company acquired a controlling interest in TTOL have been retroactively adjusted to eliminate the use of the equity method of accounting for the original 50% interest in TTOL and to include 100% of the assets and liabilities and results of TTOL during the periods they were under common control of Teekay and had begun operations. All intercorporate transactions between the Company and TTOL that occurred prior to the acquisition of a controlling interest in TTOL by the Company have been eliminated upon consolidation (note 3).
In July 2017, the Company completed sales-lease back financing arrangements with four lessor entities established by a financial institution. The Company is considered to be the primary beneficiary of the lessor entities under the arrangements and has since consolidated these VIEs (note 9).
On November 27, 2017, the Company completed its merger with Tanker Investments Ltd. (TIL), as a result of which TIL became a wholly-owned subsidiary of the Company. Prior to the merger, the Company accounted for its 11.3% interest in TIL using the equity method (notes 6 and 22).
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
Currency translation
The Company’s functional currency is the U.S. dollar. Transactions involving other currencies during the year are converted into U.S. dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in other (expenses) income in the accompanying consolidated statements of (loss) income.
Operating revenues and expenses
Revenues and voyage expenses of the vessels operating in revenue sharing arrangements are pooled and the resulting net pool revenues, calculated on a time charter equivalent basis, are allocated to the pool participants according to an agreed formula. The agreed formula used

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

to allocate net pool revenues varies between pools; however, the formula generally allocates revenues to pool participants on the basis of the number of days a vessel operates in the pool with weighting adjustments made to reflect vessels’ differing capacities and performance capabilities. The same revenue and expense recognition principles stated below are applied in determining the net pool revenues of the pool. The pools are responsible for paying voyage expenses and distribute net pool revenues to the participants. The Company accounts for the net allocation from the pool as revenues and amounts due from the pool are included in pool receivables from affiliates, net.

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

Other revenues are earned from the offshore ship-to-ship transfer of commodities, primarily crude oil and refined oil products, but also liquid gases and various other products which are referred to as support operations. In addition, other revenues are also earned from other activities such as the commercial and technical management of vessels, terminal management, consultancy, procurement and equipment rental. Other revenues from short-term contracts are recognized as services are completed based on percentage of completion or in the case of long-term contracts, are recognized over the duration of the contract period.

Voyage expenses are all expenses unique to a particular voyage, including bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. The Company, as shipowner, pays voyage expenses under voyage charters; its customers pay voyage expenses under time charters. Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The Company pays vessel operating expenses under both voyage and time charters and for vessels which earn net pool revenue, as described above. Voyage expenses and vessel operating expenses are recognized when incurred.
Share-based compensation
The Company grants stock options and restricted stock units as incentive-based compensation to certain employees of Teekay who support the operations of the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it is a single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award. The Company also grants common stock and fully vested stock options as incentive-based compensation to non-management directors, which are expensed immediately (note 13).
Cash and cash equivalents
The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Restricted Cash

The Company maintains restricted cash deposits relating to certain contracts which were assumed as part of the acquisition of the ship-to-ship transfer business in 2015 (note 21) and for certain freight forward agreements (note 10). Attached to these contracts are certain performance guarantees required by the Company.

Restricted Cash - Long-term

The Company maintains restricted cash deposits for the purposes of the margin requirements of the Company's capital lease obligations (note 9).
Accounts receivable, allowance for doubtful accounts, and other loan receivables
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are written off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at December 31, 2017 and 2016.

The Company’s advances to equity accounted investments are recorded at cost. The Company analyzes its loans for collectability during each reporting period. A loan provision is recorded, based on current information and events, if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining that a loan provision is required include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available), any information provided by the debtor regarding their ability to repay the loan, and the fair value of the underlying collateral. When a loan provision is recorded, the Company measures the amount of the

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

provision based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting provision in the consolidated statements of (loss) income. The carrying value of the loans is adjusted each subsequent period to reflect any changes in the present value of the expected future cash flows, which may result in increases or decreases to the loan provision.

The following table contains a summary of the Company’s financing receivables by type and the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis.

Class of Financing Receivable	Credit Quality Indicator	Grade	December 31, 2017 $	December 31, 2016 $
Advances to equity accounted investment	Other internal metrics	Performing	9,930	10,480
			9,930	10,480
Equity accounted investments
The Company’s investments in joint ventures are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity accounted investments for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of (loss) income. The Company’s maximum exposure to loss is the amount it has invested in its equity accounted investments.
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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation is calculated using an estimated useful life of 25 years, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (including depreciation attributable to the Entities under Common Control and excluding amortization of dry-docking costs and intangible assets) for the years ended December 31, 2017, 2016 and 2015 totaled $80.1 million, $81.5 million, and $59.5 million, respectively.

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

The following table summarizes the change in the Company’s capitalized dry-docking costs, from January 1, 2015 to December 31, 2017:

	Year Ended December 31,
	2017 $	2016 $	2015 $
Balance at the beginning of the year	49,298	62,146	35,509
Cost incurred for dry docking	16,239	9,340	39,617
Dry-dock amortization	(17,077)	(18,736)	(12,866)
Vessel sales (note 19)	—	(3,452)	(114)
Balance at the end of the year	48,460	49,298	62,146

Vessels and equipment that are “held for use” are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. Estimated fair value is determined based on discounted cash flows or appraised values. In cases where an active second hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second hand sale and

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

purchase market exists, an appraised value is generally used to estimate the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company.

Vessels and equipment that are “held for sale” are measured at the lower of their carrying amount or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses attributable to vessels and equipment classified as held for sale, or to their related liabilities, continue to be recognized as incurred.

Vessels related to capital leases that are treated as VIEs, whereby the Company is the primary beneficiary, are accounted for on a consolidated basis.
Goodwill and intangible assets
Goodwill is not amortized but is reviewed for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value.

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
Debt issuance costs
Debt issuance costs related to loan facilities, including fees, commissions and legal expenses, are presented as a direct deduction from the carrying amount of the debt liability with the exception of debt issuance costs which are not attributable to a specific debt liability or where the debt issuance costs exceed the carrying value of the related debt liability, and in those cases the debt issuance costs are deferred and presented as other non-current assets in the Company's consolidated balance sheets. Debt issuance costs are amortized using the effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense in the consolidated statements of (loss) income.

Fees paid to amend revolving credit facilities are deferred and amortized over the term of the modified credit facility. If the borrowing capacity is increased as a result of the amendment, unamortized debt issuance costs of the original facility are deferred and amortized over the term of the modified debt facility. If the borrowing capacity is decreased as a result of the amendment, a proportionate amount (based on the reduction in borrowing capacity) of the unamortized issuance costs of the original facility is written off and the remaining amount is deferred and amortized over the term of the modified credit facility.

Fees paid to substantially amend a non-revolving credit facility are included in determining the debt extinguishment gain or loss and any unamortized debt issuance costs are written off. If the amendment is considered not be a substantial amendment (in accordance with the criteria contained in ASC 470-50-40), then any fees paid are amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt using the effective interest method, or straight-line method, as appropriate. Other related costs incurred with third parties directly related to the modification (other than the loan amendment fee) such as legal fees are expensed as incurred.
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
Derivative instruments
All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value each quarter, regardless of the purpose or intent of holding the derivative. The method of recognizing the resulting gains or losses are dependent on whether the derivative contracts are designed to hedge a specific risk and whether the contracts qualify for hedge accounting. The Company does not apply hedge accounting to its derivative instruments, however it could for certain types of interest rate swaps that it may enter into in the future.

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

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the consolidated statements of (loss) income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings in the consolidated statements of (loss) income. If a cash flow hedge is terminated and the originally hedged item is still considered possible of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the consolidated statements of (loss) income. If the hedged items are no longer possible of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the consolidated statements of (loss) income.

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) ASC 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated derivatives are recorded in realized and unrealized gain (loss) on derivative instruments in the Company’s consolidated statements of (loss) income.
Earnings (loss) per share
Earnings (loss) per share is determined by dividing (a) net income (loss) of the Company after deducting the amount of net income (loss) attributable to the Entities under Common Control which were purchased solely with cash by (b) the weighted-average number of shares outstanding during the applicable period and the equivalent shares outstanding that are attributable to the Entities under Common Control. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises.

2.	Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 will require an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 is effective for the Company January 1, 2018 and shall be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of this date. The Company has elected to apply ASU 2014-09 only to those contracts that are not completed as of January 1, 2018. The Company will adopt ASU 2014-09 as a cumulative-effect adjustment as of the date of adoption. The Company has identified the following differences based on the work performed to date:

•
The Company currently presents the net allocation for its vessels participating in revenue sharing arrangements as revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the revenue sharing arrangements. As such, the revenue from those voyages will be presented in voyage revenues and the difference between this amount and the Company's net allocation from the revenue sharing arrangement will be presented as voyage expenses. There will be no cumulative impact to opening equity as at January 1, 2018.

In February 2016, the FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019, with early adoption permitted. The Company currently intends to adopt ASU 2016-02 effective January 1, 2018 using a transition approach whereby a cumulative effect adjustment is made as of the effective date of January 1, 2018, with no retrospective effect. To determine the cumulative effect adjustment, the Company has not reassessed whether any expired or existing contracts are or contain leases, has not reassessed lease classification, and has not reassessed initial direct costs for any existing leases. The quarter in which the Company adopts ASU 2016-02 and the estimated impact from adoption contained below are based upon the expectation that FASB will issue an additional ASU prior to the filing of the Company's consolidated financial statements for the first quarter of 2018. The Company is currently considering the potential impact of a delay in the finalization of this additional ASU on its adoption date. The adoption of ASU-02 will result in a change in accounting method for the lease porti

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

on of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the Company will recognize a right-of-use asset and a lease liability on the balance sheet for these charters based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. This will have the result of increasing the Company’s assets and liabilities. The pattern of expense recognition of chartered-in vessel is expected to remain substantially unchanged, unless the right-of-use asset becomes impaired. The Company expects that the cumulative right-of-use asset and corresponding lease liability to be recognized on January 1, 2018 will be approximately $16.0 million, based on the work performed to date.

In March 2016, the FASB issued Accounting Standards Update 2016-09, Improvements to Employee Share-Based Payment Accounting (or ASU 2016-09). ASU 2016-09 simplifies aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities and classification on the statement of cash flows. ASU 2016-09 became effective for the Company January 1, 2017. The impact of adopting this new accounting guidance resulted in a change in presentation of cash payments for tax withholdings on share settled equity awards from an operating cash outflow to financing cash outflow on the Company's statements of cash flows, and this change was applied retrospectively.

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

In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash, (or ASU 2016-18). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities will also be required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 is effective for the Company on January 1, 2018.  Adoption of ASU 2016-18 will result in the Company’s cash flow statement to be modified to include changes in restricted cash in addition to changes in cash and cash equivalents.

In January 2017, the FASB issued Accounting Standards Update 2017-01, Clarifying the Definition of a Business, (or ASU 2017-01). ASU 2017-01 changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. ASU 2017-01 requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. Unlike a business combination, no goodwill or bargain purchase gain is recognized as part of an asset acquisition. ASU 2017-01 is effective for annual reporting periods beginning after December 15, 2017, and for interim periods within those years. The Company adopted this standard effective October 1, 2017, and this standard was applied to the acquisition of TIL (note 22).

3.	Acquisition of Entities under Common Control
From time to time the Company has acquired from Teekay, or other entities controlled by Teekay, vessels or interests in businesses. These acquisitions (including, among others, the 2015 Acquired Business (as defined below) and the remaining 50% interest in TTOL in May 2017) were deemed to be vessel or business acquisitions between entities under common control. Accordingly, the Company has accounted for these transactions in a manner similar to the pooling of interests method. Under this method of accounting, the Company’s consolidated financial statements, for periods prior to the respective dates the interests in the vessels or applicable businesses were actually acquired by the Company, are retroactively adjusted to include the results of the acquired vessels and businesses. The periods retroactively adjusted include all periods that the Company and the acquired vessels or businesses were both under common control of Teekay and had begun operations. All financial or operational information contained in these financial statements for the periods prior to the respective dates the interests in the vessels and businesses were actually acquired by the Company, and during which the Company and the applicable vessels or businesses were under common control of Teekay, are retroactively adjusted to include the results of these acquired vessels and businesses and are collectively referred to as the “Entities under Common Control”.

2015 Acquired Business

On December 18, 2015, the Company acquired from Teekay Offshore Partners L.P. (or TOO), which is an entity that was controlled by Teekay at that date, two conventional oil tankers (the Explorer Spirit, formerly known as the SPT Explorer, and the Navigator Spirit) and associated working capital and debt facilities, for an aggregate price of $39.0 million, including working capital of approximately $8.6 million and net of outstanding debt of approximately $49.6 million (or the 2015 Acquired Business). Of this net amount, $30.4 million was paid on closing of the transaction in December 2015 and the remaining $8.6 million was settled in the first quarter of 2016. As part of this acquisition, Teekay paid the Company $2.9 million to terminate the existing time-charters for the Explorer Spirit and Navigator Spirit. Subsequent to the acquisition, Teekay entered into a contract with the Company to guarantee commitments under the existing credit facilities related to the two vessels for a payment of $1.5 million. As a result of the 2015 Acquired Business, the Company's consolidated financial statements prior to the date of the Company acquired interests in the vessels have been retroactively adjusted to include the results of these vessels during the periods they

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

were under common control of Teekay and had begun operations. The effect of adjusting such information to account for the 2015 Acquired Business in periods prior to the Company's acquisition thereof is included in the Entities under Common Control.

Assets and liabilities of the vessels the Company acquired from TOO as part of the 2015 Acquired Business were reflected on the Company's consolidated balance sheet at TOO’s historical carrying values. The amount of the net purchase price of $39.0 million that was in excess of TOO’s historical carrying value of the net assets acquired of $25.0 million was accounted for as a $14.0 million return of capital to Teekay.

All periods prior to the acquisition of these vessels from TOO have been retroactively adjusted to include the results and related assets and liabilities of these vessels, as is required for a reorganization of entities under common control. All intercorporate transactions relating to these vessels between the Company and Teekay that occurred prior to the vessels’ acquisition by the Company have been eliminated upon consolidation. The effect of adjusting the Company’s consolidated financial statements to account for these common control transactions increased the Company’s revenues and net income for the year ended December 31, 2015 by $9.8 million and $2.7 million, respectively. In the preparation of the comparative amounts in these consolidated financial statements, shore-based costs for commercial management services (voyage expenses), ship management services (vessel operating expenses) and corporate/administrative services (general and administrative) were not identifiable as relating solely to each specific vessel. Costs for commercial management services were allocated based on the rates charged by Teekay to third parties to provide such services. Costs for ship management services were allocated based on internal estimates of the cost to provide this function. Costs for corporate/administrative services were allocated based on the actual per day costs incurred for the Company’s other conventional tankers. Management believes these allocations reasonably present the general and administrative expenses of the Entities under Common Control related to the 2015 Acquired Business.

TTOL Transactions

On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% interest in TTOL for $39.0 million, which included $13.1 million for working capital. TTOL owns conventional tanker commercial management and technical management operations. The Company issued approximately 13.8 million shares of the Company's Class B common stock to Teekay as consideration in addition to the working capital consideration of $13.1 million. In August 2014, the Company purchased from Teekay its initial 50% interest in TTOL for an aggregate price of approximately $23.7 million, including net working capital. As consideration for the 2014 acquisition, the Company issued to Teekay 4.2 million Class B common shares. The 4.2 million Class B common shares had an approximate value of $15.6 million, or $3.70 per share, when the purchase price was agreed to between the parties and a value of $17.0 million, or $4.03 per share, on the acquisition closing date. The purchase price, for accounting purposes, was based upon the value of the Class B common shares on the acquisition closing date. In addition, the Company reimbursed Teekay for $6.7 million of working capital it assumed from Teekay in connection with the 2014 purchase.
As a result of the Company's acquisition of a controlling interest in TTOL in May 2017, the Company's consolidated financial statements prior to the date the Company acquired the controlling interest have been retroactively adjusted to eliminate the equity method of accounting previously used for the original 50% interest owned and to include 100% of the assets and liabilities and results of TTOL on a consolidated basis during the periods TTOL and the Company were under common control of Teekay and had begun operations. The effect of adjusting such information to accounts in periods prior to the Company's acquisition of the remaining 50% thereof is included in the Entities under Common Control. All intercorporate transactions between the Company and TTOL that occurred prior to the acquisition by the Company have been eliminated upon consolidation.
Assets and liabilities of TTOL are reflected on the Company’s consolidated balance sheets at TTOL’s historical carrying values. The amount of the net consideration of $39.0 million that was in excess of TTOL’s historical carrying value of the net assets acquired of $13.3 million has been accounted for as a $25.7 million return of capital to Teekay.
The effect of adjusting the Company’s consolidated financial statements to account for the TTOL common control transaction decreased the Company’s net loss for the year ended December 31, 2017 by $1.3 million and increased the Company's net income for the years ended December 31, 2016 and 2015 by $5.0 million and $4.0 million, respectively. The adjustments for the Entities under Common Control related to the TTOL transaction increased the Company’s revenues for the years ended December 31, 2017, 2016 and 2015 by $8.6 million, $23.6 million and $20.5 million, respectively.

In addition, prior to the acquisition TTOL had paid dividends to the Company and Teekay, which have now been accounted for as a return of capital on the consolidated statements of cash flows. The effect of adjusting for the TTOL common control transaction decreased the Company's inflow of cash from investing activities by $15.0 million and increased the Company's outflow of cash from financing activities by $15.0 million, for the year ended December 31, 2016.

4.	Public Offerings and Private Placements
The following table summarizes the issuances of common shares over the three years ending December 31, 2017:

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Date	Number of Common Stock Issued		Offering Price (Per Share)	Gross Proceeds	Net Proceeds	Teekay's Ownership After the Offering	Use of Proceeds
January 2015	3,000,000	(1)	$4.57	13,716	13,685	25.5%	Acquisition of conventional tankers
July 2015	6,511,812	(2)	$6.99	45,500	45,500	28.3%	Acquisition of the ship-to-ship transfer business
August 2015	13,630,075	(3)	$6.65	90,640	90,640	28.8%	Acquisition of conventional tankers
August - October 2015	7,180,083	(3)	$6.12 - $7.92	49,268	49,268	26.2%	Acquisition of conventional tankers
Continuous offering program during 2015	13,391,100	(4)	$6.04 - $7.70	94,594	92,439	(4)	General purposes including acquisitions of conventional tankers
Continuous offering program during 2016	3,020,000	(5)	$2.38 - $2.75	7,747	7,558	(5)	General corporate purposes
January 2017	2,155,172	(6)	$2.32	5,000	5,000	25.7%	General corporate purposes
May 2017	13,775,224	(7)	$1.88	25,897	25,897	31.4%	Acquisition of controlling interest in TTOL
November 2017	88,977,544	(8)	$1.70	151,262	151,262	24.1%	TIL Merger
Continuous offering program during 2017	3,800,000	(9)	$2.26 - $2.41	8,826	8,521	(9)	General corporate purposes

(1)
In December 2014, the Company granted the underwriters a 30-day option to purchase up to an additional 3.0 million shares of the Company’s Class A common stock from a December 2014 offering. The underwriters exercised this option and on January 2, 2015, the Company issued 3.0 million shares of Class A common stock for net proceeds of $13.7 million.

(2)
Represents Class B common shares issued to Teekay as consideration for the Company’s acquisition of the ship-to-ship transfer business. The shares had an approximate value of $45.5 million, or $6.99 per share, when the purchase price was agreed between the parties.

(3)
Represents 9.1 million shares of Class A common stock issued to the public and 4.5 million shares of Class A common stock issued to Teekay in a concurrent private placement. The proceeds from the issuances were used to acquire 12 modern Suezmax tankers from Principal Maritime Tankers (or Principal Maritime) (note 19). The Company also issued approximately 7.2 million shares of Class A common stock to Principal Maritime as partial consideration for the vessels acquired. The shares had an approximate value of $49.3 million and were based on market prices of the shares at the time each vessel was delivered.

(4)
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

(5)	In December 2016, the Company re-opened its $80.0 million COP. The portion of the Company's voting power and ownership held by Teekay at December 31, 2016 was 52.9% and 25.4%, respectively.

(6)
Represents Class A common shares issued in a private placement to Teekay. The gross proceeds were used for general corporate purposes, including to strengthen the Company's liquidity position and to delever its balance sheet.

(7)
Represents Class B common shares issued to Teekay as consideration for the Company's acquisition of the remaining 50% interest in TTOL, which shares had an approximate value of $25.9 million, or $1.88 per share, on the closing date of the transaction (note 6).

(8)
Represents Class A common shares issued to the shareholders of Tanker Investment Ltd. (TIL) as consideration for the Company's acquisition of the remaining 88.7% interest in TIL. The shares had an approximate value of $151.3 million, or $1.70 per share, on the closing date of the transaction (notes 6 and 22).

(9)	In January 2017, the Company re-opened its $80.0 million COP. The portion of the Company's voting power and ownership held by Teekay at December 31, 2017 was 54.1% and 28.8% respectively.

5.	Segment Reporting
On July 31, 2015, the Company acquired a ship-to-ship transfer business (or SPT) from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE (note 21). Following the acquisition, the Company has two reportable segments, its conventional tanker segment and its ship-to-ship transfer segment. The Company’s conventional tanker segment consists of the operation of all of its tankers, including the operations from TTOL and TIL, which were acquired during the year (notes 6 and 22) and those employed on full service lightering contracts. The Company’s ship-to-ship transfer segment consists of the Company’s lightering support services, including those provided to the Company’s conventional tanker segment as part of full service lightering operations and other related services. Segment results are evaluated based on income from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following table includes results for the Company’s revenue and income from operations by segment for the years ended December 31, 2017, 2016 and 2015.

Year Ended December 31, 2017	Conventional Tanker Segment $	Ship-to-Ship Transfer Segment $	Inter-segment Adjustment (1) $	Total $
Revenues (2)	391,267	50,422	(10,511)	431,178
Voyage expenses	(87,879)	—	10,511	(77,368)
Vessel operating expenses	(135,740)	(39,649)	—	(175,389)
Time-charter hire expense	(25,666)	(4,995)	—	(30,661)
Depreciation and amortization	(95,433)	(5,048)	—	(100,481)
General and administrative expenses (3)	(29,539)	(3,340)	—	(32,879)
(Loss) gain on sale of vessels	(13,034)	50	—	(12,984)
Income (loss) from operations	3,976	(2,560)	—	1,416
Equity loss	(25,370)	—	—	(25,370)

Year Ended December 31, 2016	Conventional Tanker Segment $	Ship-to-Ship Transfer Segment $	Inter-segment Adjustment (1) $	Total $
Revenues (2)	512,608	41,136	(3,201)	550,543
Voyage expenses	(56,805)	—	3,201	(53,604)
Vessel operating expenses	(150,100)	(32,498)	—	(182,598)
Time-charter hire expense	(57,368)	(2,279)	—	(59,647)
Depreciation and amortization	(99,024)	(5,125)	—	(104,149)
General and administrative expenses (3)	(29,432)	(3,767)	—	(33,199)
(Loss) gain on sale of vessel	(20,926)	332	—	(20,594)
Income (loss) from operations	98,953	(2,201)	—	96,752
Equity income	7,680	—	—	7,680

Year Ended December 31, 2015	Conventional Tanker Segment $	Ship-to-Ship Transfer Segment $	Inter-segment Adjustment (1) $	Total $
Revenues (2)	516,943	18,587	(849)	534,681
Voyage expenses	(18,379)	(348)	—	(18,727)
Vessel operating expenses	(123,572)	(14,441)	849	(137,164)
Time-charter hire expense	(74,860)	(38)	—	(74,898)
Depreciation and amortization	(72,118)	(1,642)	—	(73,760)
General and administrative expenses (3)	(28,418)	(1,985)	—	(30,403)
Gain on sale of vessel	771	—	—	771
Restructuring charge	(6,468)	(327)	—	(6,795)
Income (loss) from operations	193,899	(194)	—	193,705
Equity income	11,528	—	—	11,528

(1)
The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations and the pricing for such services is based on actual costs incurred per voyage commencing January 1, 2017 (2016 - based on estimated costs of approximately $25,000 per voyage).

(2)	Revenues, net of the inter-segment adjustment, earned from the ship-to-ship transfer segment are reflected in Other Revenues in the Company's consolidated statements of (loss) income.

(3)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	As at December 31, 2017 $	As at December 31, 2016 $
Conventional Tanker	2,089,099	1,828,550
Ship-to-Ship Transfer	36,810	41,663
Cash and cash equivalents	71,439	94,157
Total assets	2,197,348	1,964,370

6.	Investments in and advances to Equity Accounted Investments

	Year Ended December 31,
	2017 $	2016 $
High-Q Joint Venture	24,546	22,025
Tanker Investments Ltd.	—	47,710
Gemini Tankers L.L.C.	914	916
Total	25,460	70,651

a.
The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one VLCC, which is trading on a fixed time charter-out contract expiring in the second quarter of 2018. Under the contract, the vessel earns a fixed daily rate and an additional amount if the daily rate of any sub-charter earned exceeds a certain threshold.

As at December 31, 2017, the High-Q joint venture has a loan outstanding with a financial institution with a balance of $42.7 million (December 31, 2016 - $48.5 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The High-Q joint venture has an interest rate swap agreement with a notional amount of $42.7 million that expires in June 2018, 50% of which is guaranteed by the Company. The interest rate swap exchanges a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.
In January 2014, the Company and Teekay formed TIL, a company whose shares were publicly traded on the Oslo Stock Exchange. TIL's primary business was to own and operate modern second-hand tankers. The Company purchased 2.5 million shares of common stock for $25.0 million and received a stock purchase warrant entitling it to purchase up to 750,000 additional shares of common stock of TIL (note 10 and 12c). The Company also received one preferred share, which entitled the Company to elect one Board member of TIL. The preferred share did not give the Company a right to any dividends or distributions of TIL.

In October 2014, the Company purchased an additional 0.9 million common shares of TIL on the open market. The common shares were acquired at a price of NOK 69 per share, or a purchase price of $10.0 million.
On May 31, 2017, the Company entered into a Merger Agreement to acquire the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of Class A common stock of the Company for each of TIL common stock. Prior to the completion of the merger, the Company accounted for its 11.3% investment in TIL using the equity method. As the Company then accounted for its investment in TIL under the equity method, the Company was required to remeasure its previously held equity investment to fair value at the acquisition date. Based on the then pending transaction, the Company recognized an other than temporary impairment and remeasured its investment in TIL to fair value during the second quarter of 2017 based on the TIL share price at June 30, 2017, resulting in a write-down of $28.1 million presented in equity (loss) income on the consolidated statements of (loss) income. On November 27, 2017, the Company completed the merger with TIL and the Company remeasured its equity investment in TIL to fair value based on the relative share exchange value at the date of the acquisition, which resulted in the recognition of a gain of $1.4 million presented in equity (loss) income on the consolidated statements of (loss) income.
The stock purchase warrant was cancelled on completion of the merger. The stock purchase warrant was a derivative asset which had an estimated fair value of $nil as at December 31, 2017 (December 31, 2016 - $0.3 million).

c.
In August 2014, the Company purchased from Teekay a 50% interest in TTOL, which owns conventional tanker commercial management and technical management operations and directly administers four commercially managed tanker revenue sharing arrangements. Teekay retained the remaining 50% interest in TTOL.

On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% interest in TTOL for $39.0 million, which included $13.1 million for assumed working capital (note 3). The Company issued approximately 13.8 million shares of the Company's Class B common stock to Teekay as consideration in addition to the working capital consideration of $13.1 million. As a result, the Company now consolidates TTOL and thus, all comparative periods have been retroactively adjusted to include TTOL on a consolidated basis (note 3) and TTOL's results are not included in the summary of equity accounted investment results below.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A condensed summary of the Company’s financial information for equity accounted investments (11.3% to 50.0% owned) shown on a 100% basis are as follows:

	As at December 31,
	2017 $	2016 $
Cash and cash equivalents	2,231	38,987
Other current assets	4,774	18,760
Vessels and equipment	83,417	815,961
Other non-current assets	—	20,558

Current portion of long-term debt	5,616	43,677
Other current liabilities	572	10,442
Long-term debt	36,645	367,201
Other non-current liabilities	19,207	25,540

	Year Ended December 31,
	2017 $	2016 $	2015 $
Revenues	107,691	169,631	234,398
Income from operations	11,640	62,998	112,542
Realized and unrealized gain (loss) on derivative instruments	26	(244)	(689)
Net (loss) income	(8,967)	39,536	85,647

For the year ended December 31, 2017, the Company recorded equity (loss) income of $(25.4) million (2016 - $7.7 million and 2015 – $11.5 million). Equity loss for the year ended December 31, 2017 is comprised of the Company’s share of net (loss) income from the High-Q joint venture, Gemini Tankers L.L.C. and from TIL for the period from January 1, 2017 until November 27, 2017, which includes an other than temporary impairment write-down of the investment in TIL (note 22). Equity income for the years ended December 31, 2016 and 2015 is comprised of the Company's share of net income from the High-Q joint venture, TIL and Gemini Tankers L.L.C.

7.	Accrued Liabilities

	Year Ended December 31,
	2017 $	2016 $
Voyage and vessel	19,404	16,341
Corporate accruals	1,244	1,233
Interest and dividends	3,984	2,527
Payroll and benefits (note 14h)	9,976	8,562
Total	34,608	28,663

8.	Long-Term Debt

	Year Ended December 31,
	2017 $	2016 $
Revolving credit facilities due through 2022	539,735	466,195
Term loans due through 2021	423,512	475,466
Total principal	963,247	941,661
Less: unamortized discount and debt issuance costs	(10,945)	(8,645)
Total debt	952,302	933,016
Less: current portion	(166,745)	(171,019)
Non-current portion of long-term debt	785,557	761,997

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2017, the Company had three revolving credit facilities (or the Revolvers), which, as at such date, provided for available aggregate borrowings of up to $628.3 million, of which $88.6 million was undrawn (December 31, 2016 - $500.5 million, of which $34.3 million was undrawn). Interest payments are based on LIBOR plus margins, which at December 31, 2017 ranged between 0.45% and 2.75% (December 31, 2016 - 0.45% and 2.00%). The total amount available under the Revolvers reduces by $89.5 million (2018), $30.2 million (2019), $30.2 million (2020), $322.9 million (2021) and $155.5 million (2022). As at December 31, 2017 the Company also had three term loans outstanding, which totaled $423.5 million (December 31, 2016 - $475.5 million). Interest payments on the term loans are based on a combination of a fixed rate of 5.4% and variable rates based on LIBOR plus margins. As at December 31, 2017, the margin ranged from 0.30% to 2.00% (December 31, 2016 - 0.30% to 2.00%). The term loan repayments are made in quarterly or semi-annual payments. Two of the term loans also have a balloon or bullet repayment due at maturity in 2021. These revolving credit facilities and term loans are further described below.

In December 2017, the Company entered into a $270.0 million long-term debt facility (or the 2017 Revolver), which is scheduled to mature in December 2022. In December 2017, $215.8 million of the 2017 Revolver was used to refinance two of the Company's debt facilities that were assumed in the merger with TIL (note 22). These debt facilities were scheduled to mature in April 2019 and June 2020. The 2017 Revolver is collateralized by 14 of the Company's vessels, together with other related security. The 2017 Revolver also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Company either prepay a portion of the loan in the amount of the shortfall or provided additional collateral in the amount of the shortfall, at the Company's option. As of December 31, 2017, this ratio was 191%. The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt.

In January 2016, the Company entered into a $894.4 million long-term debt facility (or the 2016 Debt Facility), consisting of both a term loan and a revolving credit component, which are both scheduled to mature in January 2021. In January 2016, $845.8 million of the 2016 Debt Facility was used to repay the Company’s two bridge loan facilities, which matured in late January 2016, and a portion of the Company’s corporate revolving credit facility, which was scheduled to mature in 2017. As at December 31, 2017 the corporate revolving credit facility had no outstanding balance (December 31, 2016 - $55.1 million). The 2016 Debt Facility is collateralized by 29 of the Company's vessels, together with other related security. The 2016 Debt Facility also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2017, this ratio was 145%. The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt.

The Company's remaining Revolver is collateralized by three of the Company’s vessels, together with other related security, and requires that the Company’s applicable subsidiary maintain a minimum hull coverage ratio of 105% of the total outstanding drawn balance for the facility period. Such requirement is assessed on an annual basis, with reference to vessel valuations compiled by one or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Company to either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2017, such revolver, with a minimum hull coverage ratio requirement, had an outstanding balance of $65.6 million (December 31, 2016 - $72.0 million) and a hull coverage ratio of 118% (December 31, 2016 - 117%). The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. The revolver is guaranteed by Teekay and contains covenants that require Teekay to maintain the greater of free cash (cash and cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $50.0 million and at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay.

The Company's remaining two term loans are guaranteed by Teekay and are collateralized by six of the Company’s vessels, together with certain other related security. One of the term loans contain covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt which has recourse to Teekay. The other term loan requires Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt which has recourse to Teekay.

As at December 31, 2017, the Company was in compliance with all covenants in respect to the Revolvers and term loans. Teekay has also advised the Company that Teekay is in compliance with all covenants relating to the revolving credit facilities and term loans to which the Company is a party.

The weighted-average interest rate on the Company’s long-term debt as at December 31, 2017 was 3.5% (December 31, 2016 – 2.4%). This rate does not reflect the effect of the Company’s interest rate swap agreements (note 10).

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to December 31, 2017 are $167.2 million (2018), $105.7 million (2019), $131.9 million (2020), $402.9 million (2021), and $155.5 million (2022).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

9.	Leases and Restricted Cash
Operating Leases
Charters-in
As at December 31, 2017, minimum commitments to be incurred by the Company under vessel operating leases by which the Company charters-in four vessels, including three workboats for the lightering support services, were approximately $11.7 million (2018), $8.3 million (2019), $8.3 million (2020) and $1.4 million (2021). The Company recognizes the expense from these charters, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.
Charters-out
As at December 31, 2017, 16 of the Company’s vessels operated under fixed-rate time charter contracts with the Company’s customers, of which 15 contracts are scheduled to expire in 2018, and one contract is scheduled to expire in 2019. As at December 31, 2017, minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $54.5 million, comprised of $51.9 million (2018) and $2.6 million (2019). The carrying amount of the Company's owned vessels which are employed on these time charters as at December 31, 2017, was $517.9 million (2016 - $471.7 million). The cost and accumulated depreciation of the vessels employed on these time charters as at December 31, 2017 were $754.2 million (2016 - $683.2 million) and $236.3 million (2016 - $211.5 million), respectively.

The minimum scheduled future revenues should not be construed to reflect total charter hire revenues for any of the years. Minimum scheduled future revenues do not include revenue generated from new contracts entered into after December 31, 2017, revenue from unexercised option periods of contracts that existed on December 31, 2017, or variable or contingent revenues. In addition, minimum scheduled future revenues presented above have been reduced by estimated off-hire time for period maintenance. Actual amounts may vary given unscheduled future events such as vessel maintenance.

Capital Lease Obligations

As at
December 31, 2017
$
Total obligations related to capital leases	148,908
Less: current portion	(7,227)
Long-term obligations related to capital leases	141,681
In July 2017, the Company completed a $153.0 million sale-leaseback financing transaction with a financial institution relating to four of the Company's Suezmax tankers, the Athens Spirit, Beijing Spirit, Moscow Spirit and Sydney Spirit. Under this arrangement, the Company transferred the vessels to subsidiaries of the financial institution (or collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters for 12-year terms. The Company has the option to purchase each of the four vessels at any point between July 2020 and July 2029.
The Company understands that these vessels and lease operations are the only assets and operations of the Lessors. The Company operates the vessels during the lease term and as a result is considered to be, under US GAAP, the Lessors' primary beneficiary and therefore the Company consolidates the Lessors for financial reporting purposes.
The liabilities of the Lessors are loans and are non-recourse to the Company. The amounts funded to the Lessors in order to purchase the vessels materially match the funding to be paid by the Company's subsidiaries under the lease-back transaction. As a result, the amounts due by the Company's subsidiaries to the Lessors have been included in obligations related to capital leases as representing the Lessor's loans.
The bareboat charters also require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least 6 months to maturity) of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to capital leases (excluding applicable security deposits reflected in restricted cash - long-term on the Company's consolidated balance sheets). In addition, the Company is required for each vessel to maintain a hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. Such requirement is assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at December 31, 2017, this ratio was approximately 105%. As at December 31, 2017, the Company was in compliance with all covenants in respect of the obligations related to capital leases.
As at December 31, 2017, the remaining commitments under the four capital leases for Suezmax tankers was approximately $218.1 million, including imputed interest of $69.2 million, repayable from 2018 through 2029, as indicated below:

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Year	Commitment
2018	$16,237
2019	$16,236
2020	$16,279
2021	$16,233
2022	$16,232
Thereafter	$136,846

Restricted Cash

The Company maintains restricted cash deposits relating to certain freight forward agreements (note 10) and leasing arrangements, which cash totaled $4.3 million and $0.8 million as at December 31, 2017 and 2016, respectively.

10.	Derivative Instruments
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

In February 2016, in connection with the Company’s long-term debt facility entered into at that time, the Company entered into nine interest rate swaps. Four of the interest rate swaps commenced in October 2016, are scheduled to terminate in December 2020 and have notional amounts of $50.0 million each with fixed rates of 1.462%. The remaining five interest rate swaps commenced in the first quarter of 2016 and are scheduled to terminate in January 2021, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each with fixed rates of 1.549%, 1.155% and 1.549%, respectively.

As at December 31, 2017, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset $	Remaining Term (years)	Fixed Interest Rate (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	138,844	1,258	3.0	1.46%
U.S. Dollar-denominated interest rate swaps	LIBOR	150,000	2,548	3.0	1.55%
U.S. Dollar-denominated interest rate swaps	LIBOR	50,000	1,436	3.0	1.16%

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of December 31, 2017 ranged from 0.30% to 2.75%.

(2)	Notional amount reduces quarterly.

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

Stock purchase warrant

The Company had one stock purchase warrant which had entitled it to purchase up to 750,000 shares of common stock of TIL under certain conditions at pre-determined prices. The stock purchase warrant was not exercised and was canceled upon completion of the TIL merger in November 2017 (notes 6 and 22) and as a result, no value was recorded for this warrant on the Company's consolidated balance sheet at December 31, 2017 (note 12).

Time-charter swap

Effective June 1, 2016, the Company entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels. Under such agreement, the Company received $27,776 per day, less a 1.25% brokerage commission, and paid 55% of the net revenue distribution of

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

two Aframax equivalent vessels employed in the Company’s Aframax revenue sharing arrangement (or RSA), less $500 per day, for a period of 11 months plus an additional two months at the counterparty’s option. The purpose of the agreement was to reduce the Company’s exposure to spot tanker market rate variability for certain of its vessels that are employed in the Aframax RSA. The Company did not designate, for accounting purposes, the time-charter swap as a cash flow hedge. As of May 1, 2017, the time-charter swap counter-party did not exercise the two-month option and as such, the agreement was completed as of June 30, 2017.

Forward freight agreements

The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on derivative instruments in the Company's consolidated statements of (loss) income. As of December 31, 2017, the Company had settled all outstanding FFAs.

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current portion of derivative assets $	Derivative assets $	Accrued liabilities $	Current portion of derivative liabilities $
As at December 31, 2017
Interest rate swap agreements	1,016	4,226	(39)	—
	1,016	4,226	(39)	—

As at December 31, 2016
Interest rate swap agreements	—	4,251	(254)	(1,108)
Stock purchase warrant	—	287	—	—
Time-charter swap agreement	875	—	(667)	—
	875	4,538	(921)	(1,108)

Realized and unrealized gains (losses) relating to interest rate swaps, stock purchase warrant, the time-charter swap and FFAs are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the Company’s consolidated statements of (loss) income as follows:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $	Year Ended December 31, 2015 $
Realized gains (losses) relating to:
Interest rate swaps agreements	(994)	(12,797)	(9,790)
Stock purchase warrant	—	—	—
Time-charter swap agreement	1,106	2,154	—
Forward freight agreements	270	—	—
	382	(10,643)	(9,790)

Unrealized gains (losses) relating to:
Interest rate swaps agreements	2,099	13,681	7,686
Stock purchase warrant	(287)	(4,877)	507
Time-charter swap agreement	(875)	875	—
	937	9,679	8,193
Total realized and unrealized gain (loss) on derivatives	1,319	(964)	(1,597)

11.	Other Long-Term Liabilities
Other long-term liabilities primarily consists of freight tax liabilities and long-term deferred gains attributable to the Entities under Common Control.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following is a roll-forward of the Company’s freight tax liabilities which are recorded in its consolidated balance sheets in other long-term liabilities, from January 1, 2016 to December 31, 2017:

	Year Ended December 31,
	2017 $	2016 $
Balance of unrecognized tax benefits as at January 1	12,882	7,597
Increases related to the TIL merger (note 22)	8,528	—
Increases for positions related to the current year	1,910	6,777
Changes for positions taken in prior years	3,641	(800)
Decreases related to statute of limitations	(907)	(692)
Balance of unrecognized tax benefits as at December 31	26,054	12,882

The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2011 through 2017 remain open to examination by some of the major jurisdictions in which the Company is subject to tax.

The Company recognizes freight tax expenses in other expenses in its consolidated statements of (loss) income. Interest and penalties on freight tax expenses are included in the roll-forward schedule above and are approximately $4.2 million and $0.8 million for the years ended December 31, 2017 and 2016, respectively.

12.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the Company’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Long-term debt – The fair values of the Company’s fixed-rate and variable-rate long-term debt is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Long-term obligation related to capital leases - The fair values of the Company's long-term obligation related to capital leases is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

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

b.
The Company entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels (note 10). The fair value of this derivative agreement was the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, based on the present value of the Company's projection of future Aframax spot market tanker rates, which were derived from current Aframax spot market tanker rates and estimated future rates, as well as an estimated discount rate.

Changes in fair value during the years ended December 31, 2017 and 2016 for the Company's time-charter swap agreement, which is described below and was measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Fair value asset - beginning of the year	875	—
Settlements	(1,106)	(2,154)
Realized and unrealized gain	231	3,029
Fair value asset - at the end of the year	—	875

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The estimated fair value of the time-charter swap agreement as of December 31, 2016 was based upon an estimated average daily tanker rate of approximately $18,000 over the remaining duration of the contract. In developing and evaluating this estimate, the Company considered the tanker market fundamentals at the time, as well as the short and long-term outlook. A higher or lower average daily tanker rate would result in a higher or lower fair value liability. The time-charter agreement was completed as of December 31, 2017.

c.
During January 2014, the Company received a stock purchase warrant which entitled it to purchase up to 750,000 shares of the common stock of TIL (note 10). The estimated fair value of the stock purchase warrant was determined using a Monte-Carlo simulation and was based, in part, on the historical price of common shares of TIL, the risk-free interest rate, vesting conditions and the historical volatility of comparable companies. The estimated fair value of the stock purchase warrant as of December 31, 2016 was based on the historical volatility of comparable companies of 47.83%. On November 27, 2017, the merger of TIL was completed, resulting in TIL becoming a wholly-owned subsidiary of the Company. Under the terms of the agreement, warrants to purchase or acquire shares of common stock of TIL that had not been exercised as of the effective time of the merger, were canceled. As a result, no value was recorded for this warrant in the Company's consolidated balance sheets at December 31, 2017 (notes 6b and 10).

Changes in fair value during the years ended December 31, 2017 and 2016 for the TIL stock purchase warrant are as follows:

	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Fair value at the beginning of the year	287	5,164
Unrealized loss included in earnings	(287)	(4,877)
Fair value at the end of the year	—	287

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

	December 31, 2017			December 31, 2016
	Fair Value Hierarchy Level	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Recurring:
Cash and cash equivalents and restricted cash	Level 1	75,710	75,710	94,907	94,907
Derivative instruments (note 10)
Interest rate swap agreements (1)	Level 2	5,242	5,242	3,143	3,143
Time-charter swap agreement (1)	Level 3	—	—	875	875
Stock purchase warrant	Level 3	—	—	287	287

Non-recurring:
Vessels held for sale (note 19)	Level 2	—	—	33,802	33,802

Other:
Advances to equity accounted investments	Note (2)	9,930	Note (2)	10,480	Note (2)
Long-term debt, including current portion	Level 2	(952,302)	(946,105)	(933,016)	(923,306)
Obligations related to capital leases, including current portion	Level 2	(148,908)	(147,401)

(1)
The fair value of the Company's interest rate swap agreements and time-charter swap agreement at December 31, 2017 and 2016 exclude accrued interest expense which is recorded in accrued liabilities in these consolidated financial statements.

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
The authorized capital stock of Teekay Tankers Ltd. at December 31, 2017 was 100,000,000 shares of Preferred Stock (2016 - 100,000,000 shares of Preferred Stock), with a par value of $0.01 per share (2016 - $0.01 per share), 285,000,000 shares of Class A common stock (2016 - 200,000,000 shares of Class A common stock), with a par value of $0.01 per share (2016 - $0.01 per share), and 100,000,000 shares of Class B common stock (2016 - 100,000,000 shares of Class B common stock), with a par value of $0.01 per share (2016 - $0.01 per share). The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2017, the Company had 231.2 million shares of Class A common stock (2016 – 136.1 million), 37.0 million shares of Class B common stock (2016 – 23.2 million) and no shares of Preferred Stock issued and outstanding (2016 – nil).

Commencing in December 2015, the Company adopted a dividend policy under which quarterly dividends were set to range from 30% to 50% of its quarterly adjusted net income, subject to the discretion of its Board of Directors, with a minimum quarterly dividend of $0.03 per share under the Company's current policy, which is subject to change. Adjusted net (loss) income is a non-GAAP measure which excludes specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of the Company's financial results. Prior to December 2015, the Company had a fixed dividend policy whereby annual dividends were set at an amount of $0.12 per share, payable quarterly. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally in any dividends that the Board of Directors declares from time to time out of funds legally available for dividends.

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
Stock-based compensation
As at December 31, 2017, the Company had reserved under its 2007 Long-Term Incentive Plan a total of 4,000,000 shares of Class A common stock for issuance pursuant to awards to be granted (2016 – 4,000,000 Class A common stock). For the year ended December 31, 2017, a total of nil shares (2016 – 9,358 shares, 2015 – 51,948 shares) of Class A common stock were granted and issued to the Company’s non-management directors as part of their annual compensation. The compensation relating to the granting of such stock has been included in general and administrative expenses in the amounts of nil, $35.0 thousand, and $0.3 million for the years ended December 31, 2017, 2016, and 2015, respectively.

The Company also grants options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain non-management directors of the Company and to certain employees of Teekay subsidiaries that provide services to the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from the grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it was one single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the requisite service period. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of (loss) income.

During 2017, the Company granted 0.4 million (2016 - 0.3 million; 2015 - nil) stock options with an exercise price of $2.23 per share (2016 - $3.74) to the Company’s non-management directors. These stock options have a ten-year term and vest immediately. The Company also granted 0.5 million (2016 - 0.2 million; 2015 - 58 thousand) stock options with an exercise price of $2.23 per share (2016 - $3.74; 2015 - $5.39) to an officer of the Company and to certain employees of Teekay subsidiary that provide services to the Company. Each stock option granted has a ten-year term and vests equally over three years from the grant date.

The weighted-average fair value of the stock options granted during 2017 was $0.67 per option (2016 - $0.87 per option; 2015 - $1.97 per option), estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 50.2% (2016 - 51.3%; 2015 - 49%); expected life of five years (2016 - five years; 2015 - five years); dividend yield of 5.0% (2016 - 7.8%; 2015 - 2.1%); and risk-free interest rate of 2.1% (2016 - 1.2%; 2015 - 1.4%). The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A summary of the Company’s stock option information for the years ended December 31, 2017, 2016, and 2015 is as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)
Outstanding - beginning of year	822,345	3.99	321,609	4.39	263,175	4.16
Granted	882,741	2.23	500,736	3.74	58,434	5.39
Forfeited / expired	(34,781)	2.23	—	—	—	—
Outstanding - end of year	1,670,305	3.10	822,345	3.99	321,609	4.39

Exercisable - end of year	1,055,250	3.34	530,034	3.97	188,920	4.13

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2017, 2016 and 2015 is as follows:

	December 31, 2017		December 31, 2016		December 31, 2015
	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)
Outstanding non-vested stock options - beginning of year	292,311	4.02	132,689	4.75	110,829	4.25
Granted	486,329	2.23	216,043	3.74	58,434	5.39
Vested	(128,804)	4.14	(56,421)	4.64	(36,574)	4.25
Forfeited / expired	(34,781)	2.23	—	—	—	—
Outstanding non-vested stock options - end of year	615,055	2.68	292,311	4.02	132,689	4.75

As of December 31, 2017, there was $0.3 million (2016 - $0.2 million, 2015 - $0.2 million) of total unrecognized compensation cost related to non-vested stock options granted. During the year ended December 31, 2017, the Company recognized $0.2 million (2016 - $0.1 million, 2015 - $0.1 million) of expenses related to the stock options granted to an officer of the Company and to certain employees of Teekay subsidiaries that provide services to the Company.

As at December 31, 2017, the intrinsic value of the outstanding in-the-money stock options was $nil (2016 - $nil; 2015 - $0.8 million) and the intrinsic value of the exercisable stock options was $nil (2016 - $nil; 2015 - $0.5 million). As at December 31, 2017, the weighted-average remaining life of options vested and expected to vest was 8.3 years (2016 - 8.5 years; 2015 - 8.6 years) and the weighted-average remaining life of the exercisable stock options was 8.0 years (2016 - 8.3 years; 2015 - 8.2 years).

During 2017, the Company granted 0.4 million (2016 - 0.3 million; 2015 - 0.2 million) restricted stock units to the officers of the Company and to certain employees of Teekay subsidiaries that provide services to the Company, with an aggregate fair value of $0.8 million (2016 - $1.0 million; 2015 - $1.0 million). Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in that case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common shares.

For the year ended December 31, 2017, the Company recorded an expense of $0.8 million (2016 - $1.4 million, 2015 - $1.4 million) related to the restricted stock units in general and administrative expenses. During the year ended December 31, 2017, 0.3 million restricted stock units (2016 - 0.4 million; 2015 - 0.4 million) with a market value of $0.6 million (2016 - $1.5 million; 2015 - $2.3 million) vested and that amount, net of withholding taxes, was paid to the grantees by issuing 0.2 million shares (2016 - 0.2 million shares; 2015 - 0.2 million shares) of Class A common stock.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

14.	Related Party Transactions

a.
On November 27, 2017, the Company completed its merger with TIL. As consideration for the merger, the Company issued 88,977,544 Class A common shares to the TIL shareholders (other than the Company and its subsidiaries), including 8,250,000 shares to Teekay, for $151.3 million, or $1.70 per share (notes 4 and 22).

b.
On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% of TTOL which owns conventional tanker commercial management and technical management operations and directly administers four commercially-managed tanker revenue sharing arrangements (notes 3 and 6c). In August 2014, the Company purchased from Teekay its initial 50% ownership in TTOL.

c.
In January 2017, the Company issued 2,155,172 shares of Class A common stock in a private placement to Teekay at a price of $2.32 per share for gross proceeds of $5.0 million (note 4). In August 2015, the Company also issued 4.5 million shares of Class A common stock to Teekay in a private placement at a price of $6.65 per share for gross proceeds of $30.0 million (note 4).

d.
On July 31, 2015, the Company acquired SPT from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE (note 21) and on December 18, 2015 the Company acquired the Explorer Spirit and Navigator Spirit from TOO (note 3).

Management Fee – Related and Other

e.
Teekay and its wholly-owned subsidiary and the Company’s manager, Teekay Tankers Management Services Ltd. (or the Manager), provide commercial, technical, strategic and administrative services to the Company pursuant to a long-term management agreement (the Management Agreement). In addition, the Manager has subcontracted with TTOL and its affiliates to provide certain commercial and technical services to the Company, except for certain vessels acquired in the merger with TIL as they are technically managed by a third-party. Certain of the Company’s vessels participate in revenue sharing arrangements that, with the exception of a Medium Range revenue sharing arrangement, are managed by TTOL (or the Pool Manager). Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

	Year Ended December 31,
	2017 $	2016 $	2015 $
Time-charter revenues (i)	—	5,404	392
RSA pool management fees and commissions (ii)	(2,799)	(9,813)	(10,445)
Commercial management fees (iii)	(1,187)	(1,870)	(1,236)
Vessel operating expenses - technical management fee (iv)	(8,775)	(9,155)	(7,039)
Strategic and administrative service fees (v)	(21,185)	(10,122)	(8,356)
Secondment fees (vi)	(382)	—	—
Lay-up services revenues (vii)	33	302	—
LNG terminal services revenues (viii)	388	70	—
Technical management fee revenue (ix)	7,666	—	—
Service revenues (x)	1,939	—	—
Entities under Common Control (note 3)
Time-charter revenues (xi)	—	—	4,558
RSA pool management fees and commissions (ii)	2,799	9,813	10,445
Commercial management fees (iii)	1,187	1,870	1,236
Vessel operating expenses - technical management fee (iv)	—	—	(430)
Strategic and administrative service fees (v)	(7,026)	(15,508)	(14,701)
Secondment fees (vi)	(248)	(644)	(675)
Technical management fee revenues (ix)	4,890	11,742	10,413
Service revenues (x)	1,772	5,482	4,023

i
In December 2015, immediately after the completion of the 2015 Acquired Business, the Company chartered-out the Navigator Spirit to Teekay under a fixed-rate time-charter contract, which was due to expire in July 2016. On May 18, 2016, the contract was transferred to the Americas Spirit, which subsequently expired on July 15, 2016.

ii.
The Company’s share of TTOL’s fees for revenue sharing arrangements are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of (loss) income. The Company acquired the remaining 50% interest in TTOL on May 31, 2017 (notes 3 and note 6c). Subsequent to the acquisition, the Company's share of TTOL's fees has been eliminated.

iii.
The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels are not included in the revenue sharing arrangement, which are reflected in voyage expenses on the Company’s consolidated statements of (loss) income. Subsequent to the Company's acquisition of the remaining 50% interest in TTOL, the Company's share of the Manager's commercial management fees has been eliminated.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

iv.	The cost of ship management services provided by the Manager has been presented as vessel operating expenses on the Company’s consolidated statements of (loss) income.

v.
The Manager’s strategic and administrative service fees have been presented in general and administrative fees on the Company’s consolidated statements of (loss) income. The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in note 13) is set and paid by Teekay or such other subsidiaries. The Company reimburses Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.

vi.
The Company pays secondment fees for services provided by some employees of Teekay. Secondment fees have been presented in general and administrative expenses on the Company's consolidated statements of (loss) income.

vii.	The Company recorded revenue of $0.3 million for the year ended December 31, 2016 to provide lay-up services to Teekay for two of its in-chartered vessels.

viii.
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

ix.
The Company receives reimbursements from Teekay who subcontracts technical management services from the Manager. These reimbursements have been presented in general and administrative expenses on the Company's consolidated statements of (loss) income.

x.
The Company recorded revenue of $1.9 million for the year ended December 31, 2017 relating to TTOL's administration of certain revenue sharing arrangements and provision of certain commercial services to participants in the arrangements. The Company also recorded revenue of $1.8 million, $5.5 million and $4.0 million for the years ended December 31, 2017, 2016, and 2015, respectively, associated with the Entities under Common Control.

xi.
The Company recorded $4.6 million related to a time-charter out contract for the Explorer Spirit for the years ended December 31, 2015, associated with the Entities under Common Control. The vessel was under a fixed-rate time-charter contract with SPT which expired in September 2015.

f.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented in the consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $8.7 million and $8.6 million were payable to the Manager as at December 31, 2017 and 2016, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities in the consolidated balance sheets. The amounts owing from the revenue sharing arrangements (or RSAs), which are reflected in the consolidated balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable revenue sharing agreement. In addition, the Company had advanced $45.1 million and $35.7 million as at December 31, 2017 and 2016, respectively, to the RSAs for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable RSA, less any set-offs for outstanding liabilities or contingencies. These activities, which are reflected in the consolidated balance sheets as due from affiliates, are without interest or stated terms of repayment.

g.
The Management Agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the years ended December 31, 2017, 2016 and 2015. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s Board of Directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution.

h.
Pursuant to certain RSAs, TTOL provides certain commercial services to the RSA participants and administers the RSAs in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each RSA participant’s vessels and a fixed amount per vessel per day which ranges from $275 to $350. Voyage revenues and voyage expenses of the Company’s vessels operating in these RSAs are pooled with the voyage revenues and voyage expenses of other RSA participants. The resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the RSA participants according to an agreed formula. The Company accounts for the net allocation from the pools as “net pool revenue” on the consolidated statements of (loss) income. The pool receivable from affiliates as at December 31, 2017 and 2016 was $15.6 million and $24.6 million, respectively.

i.
During 2017, 2016 and 2015, the Company incurred expenses of $14.1 million, $13.1 million and $2.1 million, respectively, to hire vessels from the Teekay Aframax RSA to perform full service lightering operations.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

15.	Other Expense

	Year Ended December 31,
	2017 $	2016 $	2015 $
Income tax expense	(5,330)	(7,511)	(3,406)
Foreign exchange gain	79	1,413	613
Other income	250	120	50
Total	(5,001)	(5,978)	(2,743)

16.	Supplemental Cash Flow Information

a.	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2017, 2016, and 2015 are as follows:

	Year Ended December 31,
	2017 $	2016 $	2015 $
Accounts receivable	14,353	(108)	(5,765)
Pool receivables from affiliates	16,193	38,137	(27,448)
Due from affiliates	17,562	18,371	32,801
Prepaid expenses and other current assets	8,767	2,313	(6,267)
Accounts payable and accrued liabilities	(13,996)	(26,821)	27,473
Due to affiliates	(32,641)	(3,606)	(12,735)
Deferred revenue	(3,898)	1,718	2,039
Other	(599)	—	(8,443)
Change in operating assets and liabilities	5,741	30,004	1,655

b.
Cash interest paid (including interest paid by the Entities under Common Control) during the years ended December 31, 2017, 2016, and 2015 totaled $26.4 million, $38.5 million, and $22.8 million, respectively.

c.
In November 2017, the Company acquired the outstanding shares of TIL through issuing 89.0 million Class A common shares, which was treated as a non-cash transaction in the Company's consolidated statement of cash flows. As a result of this transaction, the Company acquired $37.6 million in cash and paid $6.8 million in transaction costs (note 22).

17.	Liquidity
Accounting standard ASC-205-40, Presentation of Financial Statements - Going Concern, requires management to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its financial statements. The Company has a loan facility that is maturing in the third quarter of 2018 and expects that spot tanker rates in 2018 will be lower than those of 2017, resulting in lower cash flow from vessel operations.

Based on these factors, over the one-year period following the issuance of its financial statements, the Company expects it will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its minimum liquidity requirements under its financial covenants. These anticipated sources of financing include the refinancing of the loan facility maturing in the third quarter of 2018.

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

18.	(Loss) Earnings Per Share
The net (loss) income available for common shareholders and (loss) earnings per common share presented in the table below excludes the results of operations of the Entities under Common Control which were purchased solely with cash (note 3).

	Year Ended December 31,
	2017 $	2016 $	2015 $
Net (loss) income	(58,023)	67,823	183,626
Less: Net income attributable to the Entities under Common Control (1)	—	—	(2,708)
Net (loss) income available for common shareholders	(58,023)	67,823	180,918
Weighted-average number of common shares - basic (2)	187,235,377	170,098,572	143,911,452
Dilutive effect of stock-based awards	—	242,067	581,481
Weighted average number of common shares - diluted (2)	187,235,377	170,340,639	144,492,933
(Loss) earnings per common share:
- Basic	(0.31)	0.40	1.26
- Diluted	(0.31)	0.40	1.25

(1)	Includes net income of the 2015 Acquired Business of $2.7 million for the year ended December 31, 2015.

(2)
The weighted-average number of common shares outstanding for periods prior to May 2017 has been retroactively adjusted to include the approximately 13.8 million shares of the Company's Class B common stock issued to Teekay as consideration for the acquisition of 50% of TTOL in May 2017.

Stock-based awards, which have an anti-dilutive effect on the calculation of diluted earnings per common share, are excluded from this calculation. In the years where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the years ended December 31, 2016 and 2015, 14 thousand and nil restricted stock units, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share. For the years ended December 31, 2016 and 2015, options to acquire 0.7 million shares, and 44 thousand shares of the Company’s Class A common stock, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share.

19.	Vessel Sales and Vessel Acquisitions
Vessel Sales
During 2017, the Company completed the sales of three Aframax tankers which were delivered to their respective buyers in June 2017, September 2017 and November 2017. The Company recognized an aggregate loss on sale of the vessels of $11.2 million.

In July 2017, the Company completed a $153.0 million sale-leaseback financing transaction relating to four of the Company's Suezmax tankers (note 9).

The Company's consolidated statement of (loss) income for the year ended December 31, 2016 includes an aggregate loss on sale of vessels of $20.6 million of two Medium Range (or MR) tankers and two Suezmax tankers. One MR tanker was sold in November 2016 for a sales price of $13.2 million, and the Company recognized a loss on sale of the vessel of $8.1 million. The other MR tanker was sold in August 2016 for a sales price of $14.0 million, and the Company recognized a loss on sale of the vessel of $6.6 million.

In November 2016, the Company sold two lightering support vessels related to the ship-to-ship transfer business for an aggregate sales price of $0.4 million, and recognized a gain on sale of the vessels of $0.3 million.

In October 2016, the Company entered into agreements to sell two Suezmax tankers, for an aggregate sales price of $33.8 million. The two vessels had been classified as vessels held for sale on the consolidated balance sheets as of December 31, 2016 and were written down to their agreed sales price. The Company recognized a loss on sale of vessels of $6.2 million in 2016. One Suezmax tanker was delivered to its respective buyer in January 2017. The Company recognized a loss on the sale of the vessel of $0.3 million in the three months ended March 31, 2017. In February 2017, the date of delivery of the other Suezmax tanker to its owner was extended, and as a result, the sales price was reduced by $1.3 million. The vessel sale was completed in March 2017, and the Company recognized a loss on sale of the vessel of $1.5 million in the three months ended March 31, 2017.

In November 2015, the Company sold one conventional tanker for a sales price of $11.2 million. The Company recognized a gain on sale of the vessel of $0.8 million in the year ended December 31, 2015.
Vessel Acquisitions
In August 2015, the Company agreed to acquire 12 modern Suezmax tankers from Principal Maritime. As of December 31, 2015, all 12 of the vessels had been delivered for a total purchase price of $661.3 million, consisting of $612.0 million in cash and approximately 7.2 million shares of the Company’s Class A common stock which were directly issued to Principal Maritime and which are treated as a non-cash

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

transaction in the consolidated statements of cash flow. The value of these shares was approximately $49.3 million. To finance the cash portion of the acquisition price, the Company secured a $397.2 million loan facility with a maturity date of January 29, 2016. The loan was fully drawn as of December 31, 2015. In addition, the Company issued approximately 13.6 million shares of its Class A common stock for net proceeds of $90.6 million, including approximately 4.5 million shares which were issued to Teekay (note 4). The Company financed the remainder of the cash purchase price with existing liquidity. The loan facility was refinanced in January 2016 (note 8).

20.	Other Revenues and Restructuring Charges
For the year ended December 31, 2017, the Company recognized $39.9 million (2016 - $37.9 million; 2015 - $17.7 million) of revenue from its lightering support operations (note 5), $12.9 million (2016 - $13.8 million; 2015 - $9.5 million) of revenue related to its commercial ship management services and $0.6 million related to a profit-sharing arrangement with a in-chartered vessel. In addition, for the year ended December 31, 2016, the Company amortized $1.2 million (2015 - $4.8 million) of its in-process revenue contracts which is included in other revenues on the consolidated statements of (loss) income.

For the year ended December 31, 2015, the Company recognized $6.8 million of restructuring charges, of which $4.4 million related to the termination of the employment of certain seafarers upon the expiration of a time-charter out contract and $2.0 million related to cancellation fees paid to Anglo-Eastern during the first quarter of 2015 in connection with the acquisition of its 49% share in Teekay Marine Ltd. The $4.4 million termination charge was recovered from the customer and the recovery is reflected in other revenues on the consolidated statements of (loss) income. In addition, $0.3 million of restructuring charges related to severance payments made by the Company in relation to the acquisition of the ship-to-ship business (see note 21).

21.	Acquisition of SPT
On July 31, 2015, the Company acquired SPT from a company jointly-owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, for a cash purchase price of $47.3 million (including $1.8 million for working capital). To finance this acquisition, Teekay subscribed for approximately 6.5 million shares of the Company’s Class B common stock at a subscription price of approximately $6.99 per share. SPT provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, it also provides consultancy and LNG terminal management services. This acquisition established the Company as a global company in the ship-to-ship transfer business, which increases the Company’s fee-based revenue and its overall fleet utilization. As at July 31, 2015, SPT owned and operated a fleet of six ship-to-ship support vessels and had one chartered-in Aframax tanker. See note (3) to the table below.

The following table summarizes the final estimates of fair values of the SPT assets acquired and liabilities assumed by the Company on the acquisition date. The acquisition of SPT was accounted for using the acquisition method of accounting, based upon estimates of fair value at the acquisition date as finalized in the final purchase price allocation in the first quarter of 2016. Such estimates of fair value resulted in an increase in goodwill of $8.1 million and a decrease in intangible assets by $8.4 million from preliminary estimates. Such changes did not have a material impact to the Company's consolidated statements of (loss) income for 2016.

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

(1)
The customer relationships and customer contracts are being amortized over a weighted average amortization period of 10 years and 7.6 years, respectively. As at December 31, 2017, the gross carrying amount, accumulated amortization and net carrying amount were $22.5 million, $8.0 million and $14.5 million (2016 - $22.5 million, $4.8 million and $17.7 million; 2015 - $30.9 million, $1.3 million and $29.6 million), respectively. Amortization of intangible assets for the five fiscal years subsequent to 2017 is expected to be $2.9 million (2018), $2.2 million (2019), $2.0 million (2020), $1.8 million (2021), $1.6 million (2022) and $4.0 million (thereafter).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(2)	Goodwill recognized from this acquisition attributed $1.9 million to the Company's conventional tanker segment and $6.2 million to the Company's ship-to-ship transfer segment.

(3)
Prior to the SPT acquisition date, SPT had in-chartered the Explorer Spirit (formerly known as the SPT Explorer) from Teekay, which was acquired by the Company in December 2015. Retroactively adjusting the Company’s consolidated financial statements for the acquisition of the Explorer Spirit has resulted in $1.4 million of the SPT acquisition purchase price being characterized as the settlement of a pre-existing relationship. Such amount was accounted for as a reduction to revenue on the SPT acquisition date.

Operating results of SPT are reflected in the Company’s consolidated financial statements commencing July 31, 2015, the effective date of acquisition. The following table provides comparative summarized consolidated pro forma financial information for the Company for the year ended December 31, 2015, giving effect to the Company’s acquisition of SPT as if it had taken place on January 1, 2015:

Unaudited Pro Forma Year ended December 31, 2015 $
Revenues	570,381
Net income	178,266
Earnings per common share:
Basic	1.33
Diluted	1.33

22.	Acquisition of Tanker Investments Ltd.
On May 31, 2017, the Company entered into a Merger Agreement to acquire the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of Class A common stock of the Company for each TIL common stock. On November 17, 2017, the Company's shareholders voted in favor of increasing the authorized number of its Class A common shares to permit the issuance of Class A common shares as consideration for the merger with TIL. Concurrently, the merger was approved by the shareholders of TIL. The Company amended its amended and restated articles of incorporation and completed the merger on November 27, 2017, as a result of which TIL became a wholly-owned subsidiary of the Company. As consideration for the merger, the Company issued 88,977,544 Class A common shares to the TIL shareholders (other than the Company and its subsidiaries) for $151.3 million, or $1.70 per share.

Pursuant to this acquisition, the Company acquired a modern fleet of 10 Suezmax tankers, six Aframax tankers and two Long Range 2 (or LR2) product tankers with an average age of 7.3 years, assumed $47.1 million of net working capital and other long-term liabilities and assumed long-term debt with a principal balance outstanding of $338.9 million. The merger with TIL was accounted for as an acquisition of assets. The purchase price of the acquisition consisted of the fair value of the Company's shares issued on the merger date ($151.3 million), the transaction costs associated with the merger ($6.8 million) and the fair value of the Company's 11.3% pre-existing ownership in TIL at the close of the merger ($19.2 million), for a total acquisition cost of $177.3 million. Net working capital and other long-term liabilities of $47.1 million and $337.1 million of long-term debt assumed were recognized at their fair values on November 27, 2017. The remaining amount of the purchase price was allocated to vessels ($467.1 million) and existing time-charter contracts ($0.2 million), on a relative fair value basis.

23.	Subsequent Events
On March 21, 2018, the Company increased the authorized number of Class A common stock issuable under its 2007 Long-Term Incentive Plan by 6.0 million shares.