Form 20-F
period 2018-12-31
TEEKAY TANKERS LTD.
filed 2019-04-10
CIK 1419945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________________________
FORM 20-F
_________________________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2018
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
231,550,575 shares of Class A common stock, par value of $0.01 per share.
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
Yes  ☒            No   ☐
Indicate by check mark if the registrant (1) has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•
our future financial condition, results of operations and future revenues, expenses and capital expenditures, and our expected financial flexibility and ability to fund capital expenditures and pursue acquisitions and other expansion opportunities, including vessel acquisitions;

•	our dividend policy and ability to pay dividends on shares of our common stock;

•
the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, changes in the world tanker fleet, changes in global oil and refined products demand and tanker demand, the rate of global oil production (including the effect of OPEC supply cuts), and changes in long-haul crude tanker movements, trading patterns, tanker fleet utilization and spot tanker rates;

•	anticipated levels of tanker newbuilding orders and deliveries and rates of tanker scrapping or use of tankers for floating storage;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans, credit facilities and obligations related to capital leases;

•
our expectation regarding the ability of Teekay Corporation to comply with its covenants under our loan arrangements which Teekay Corporation is a guarantor, including our expectation that Teekay Corporation will refinance its senior notes due in 2020;

•	future oil prices, production and refinery capacity;

•	the effect of global oil prices, including the potential impact on oil stockpiling, refinery throughput, bunker fuel prices, and oil futures markets;

•	our expectations about the availability of vessels to purchase, the expected costs and time it may take to acquire vessels or construct and deliver newbuildings;

•	the ability to leverage Teekay Corporation’s relationships and reputation in the shipping industry;

•	the expected benefits of participation in revenue sharing arrangements (or RSAs) and purchasing alliances;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of any tanker market recovery;

•
the expected benefits of our ship-to-ship transfer business, including, among others, the ability of the business to provide stable cash flow to help us partially manage the cyclicality of the tanker market, and our ability to grow our presence in, and take advantage of the expected increased volumes moving in and out of, the U.S. Gulf, and to increase our market share in the ship-to-ship global support business;

•	the expected benefits of our acquisitions of vessels or businesses;

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

•
the impact and expected cost of, and our ability to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business, including the expected cost to install ballast water treatment systems on our tankers in compliance with International Maritime Organization (or IMO) proposals and the effect of IMO 2020;

•	our ability to obtain all permits, licenses and certificates material to the conduct of our operations;

•	the impact on us and the shipping industry of environmental liabilities, including climate change;

•	expenses under service agreements with other affiliates of Teekay Corporation;

•	the anticipated taxation of our company and of dividends to our shareholders;

•	our expectations as to the useful vessel lives and any impairment of our vessels or of goodwill;

•	our customers’ increasing emphasis on environmental and safety concerns;

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

•
the uncertainty of the completion of the February 2019 sale-leaseback financing transaction for two of our Suezmax tankers, the timing of the completion and the expected impact on our liquidity position;

•	our expectations and hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the ability of counterparties to our derivative and other contracts to fulfill their contractual obligations;

•	the delivery timing of new charter-in vessels;

•	our position that we are not a passive foreign investment company; and

•	our business strategy and other plans and objectives for future operations.

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
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay Tankers Ltd. and its subsidiaries for fiscal years 2014 through 2018, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, Item 5 – Operating and Financial Review and Prospects included herein, and the historical financial statements and accompanying notes and the Report of Independent Registered Public Accounting Firm thereon (which is included herein), with respect to the fiscal years 2018, 2017 and 2016.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 became effective for Teekay on January 1, 2018. We adopted ASU 2014-09 as a cumulative-effect adjustment as of the date of adoption. As such, periods prior to January 1, 2018 were not retroactively adjusted. The impact to our historical consolidated results of operation for the year ended December 31, 2018 was as follows:

•
We previously presented the net allocation for its vessels participating in RSAs as net pool revenues. We have determined that we are the principal in voyages our vessels perform that are included in the RSAs. As such, the revenue from those voyages is presented in voyage charter revenues and the difference between this amount and our net allocation from the RSA is presented as voyage expenses. This had the effect of increasing voyage charter revenues and voyage expenses for the year ended December 31, 2018 by $292.6 million. There was no cumulative impact to opening equity as at January 1, 2018.

•
We previously presented all accrued revenue as a component of accounts receivable. We have determined that if the right to such consideration is conditioned upon something other than the passage of time, such accrued revenue should be presented apart from accounts receivable. This had the effect of increasing other current assets and decreasing accounts receivable by $17.9 million at December 31, 2018.

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

In May 2017, we acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL), a company which owns conventional tanker commercial management and technical management operations. This was deemed to be a business acquisition between entities under common control. As a result, our consolidated financial statements prior to the date we acquired the controlling interest in TTOL have been retroactively adjusted to eliminate the equity method of accounting previously used for the original 50% interest owned and to include 100% of the assets and liabilities and results of TTOL on a consolidated basis during the periods we and TTOL were under common control of Teekay and had begun operations. All intercorporate transactions between us and TTOL that occurred prior to the acquisition have been eliminated upon consolidation.

As a result, our consolidated statements of (loss) income for the years ended December 31, 2017, 2016, 2015, and 2014 reflect the results of operations of TTOL and the vessels acquired from TOO, referred to herein as the "Entities under Common Control," as if we had acquired them when TTOL and each respective vessel began operations under the ownership of Teekay. Please refer to Item 5 – Operating and Financial Review and Prospects: Items You Should Consider When Evaluating Our Results of Operations and Item 18 – Financial Statements: Note 4 – Acquisition of Entities under Common Control.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2018	2017	2016	2015	2014
	(in thousands, except share, per share, and fleet data)
Income Statement Data:
Revenues (1)	$755,763	$431,178	$550,543	$534,681	$276,193
Voyage expenses (2)	(360,576)	(77,368)	(53,604)	(18,727)	(9,968)
Vessel operating expenses (3)	(209,131)	(175,389)	(182,598)	(137,164)	(98,403)
Time-charter hire expense (4)	(19,538)	(30,661)	(59,647)	(74,898)	(32,706)
Depreciation and amortization	(118,514)	(100,481)	(104,149)	(73,760)	(53,292)
General and administrative expenses	(39,775)	(32,879)	(33,199)	(30,403)	(25,130)
Gain (loss) on sale of vessels	170	(12,984)	(20,594)	771	9,955
Restructuring charges	(1,195)	—	—	(6,795)	(812)
Income from operations	7,204	1,416	96,752	193,705	65,837
Interest expense	(58,653)	(31,294)	(29,784)	(17,389)	(8,874)
Interest income	879	907	117	122	445
Realized and unrealized gain (loss) on derivative instruments	3,032	1,319	(964)	(1,597)	5,229
Equity income (loss)	1,220	(25,370)	7,680	11,528	4,951
Freight tax and other expenses	(9,412)	(5,330)	(7,511)	(3,406)	(1,977)
Other income	3,182	329	1,533	663	3,295
Net (loss) income	($52,548)	($58,023)	$67,823	$183,626	$68,906
(Loss) earnings per share (5)
- Basic	($0.20)	($0.31)	$0.40	$1.26	$0.66
- Diluted	($0.20)	($0.31)	$0.40	$1.25	$0.65
Cash dividends declared	$0.03	$0.12	$0.18	$0.24	$0.12
Balance Sheet Data (at end of year):
Cash and cash equivalents	54,917	71,439	94,157	156,520	187,757
Restricted cash - current and non-current	5,590	4,271	750	870	145
Vessels and equipment (6)	1,401,551	1,737,792	1,605,372	1,767,925	897,237
Vessels related to capital leases (6)	482,010	227,722	—	—	—
Total assets	2,161,086	2,197,348	1,964,370	2,214,803	1,288,844
Total debt (7)	1,129,265	1,120,927	969,315	1,204,485	732,764
Common stock and additional paid in capital	1,295,929	1,294,998	1,103,304	1,094,874	802,650
Total equity	946,933	1,006,601	932,740	899,479	496,684
Cash Flow Data:

Cash, cash equivalents and restricted cash provided by (used for):
Operating cash flows	(7,263)	80,489	206,546	201,821	15,881
Financing cash flows	(3,448)	(178,466)	(290,853)	647,678	6,150
Investing cash flows	(4,492)	78,780	21,824	880,011	116,300
Number of outstanding shares of common stock at the end of the year	268,558,556	268,201,638	159,304,136	156,030,618	112,064,036
Other Financial Data:
Net revenues (8)	395,187	353,810	496,939	515,954	266,225
EBITDA (9)	133,152	78,175	209,150	278,059	132,604
Adjusted EBITDA (9)	129,559	125,664	240,198	286,504	121,836
Capital expenditures
Expenditures for vessels and equipment (10)	(5,827)	(4,732)	(9,226)	(848,229)	(2,084)
Expenditures for dry docking	(27,896)	(16,239)	(9,340)	(39,617)	(17,072)
Fleet Data:
Average number of tankers (11)
Suezmax	30.0	21.1	22.0	13.4	10.0
Aframax	19.2	17.3	21.8	22.0	15.4
Product	9.0	7.5	9.2	12.2	7.6
VLCC	0.5	0.5	0.5	0.5	0.8

(1)
The comparative periods do not include the impact of the January 1, 2018 adoption of ASU 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). Refer to Item 18: Financial Statements: Note 2 Recent Accounting Pronouncements.

(2)
Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses also include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses. The comparative periods do not include the impact of the January 1, 2018 adoption of ASU 2014-09. Refer to Item 18: Financial Statements: Note 2 - Recent Accounting Pronouncements.

(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils, and communication expenses among others.

(4)	Time-charter hire expense includes vessel operating lease expense incurred to charter-in vessels.

(5)
(Loss) earnings per share is determined by dividing (a) net (loss) income after (deducting) adding the amount of net income (loss) attributable to the Entities under Common Control that were purchased solely with cash by (b) the weighted-average number of shares outstanding during the applicable period and the equivalent shares outstanding that are attributable to the Entities under Common Control. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises.

(6)	Vessels and equipment and vessels related to capital leases consists of vessels, at cost less accumulated depreciation.

(7)	Total debt includes the current and long-term portion of debt, current and long-term portion of obligations related to capital leases and long-term amounts due to affiliates.

(8)
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

	Years Ended December 31,
	2018	2017	2016	2015	2014
Revenues	$755,763	$431,178	$550,543	$534,681	$267,075
Interest income from investment in term loans	—	—	—	—	9,118
Voyage expenses	(360,576)	(77,368)	(53,604)	(18,727)	(9,968)
Net revenues	$395,187	$353,810	$496,939	$515,954	$266,225

(9)
EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before foreign exchange gain (loss), (loss) gain on sale of vessels, realized (gains) losses on interest rate swaps, unrealized gains on derivative instruments, dilution gain on share issuance by the equity-accounted for investment, fair value adjustment of the equity-accounted for investment and share of the above items in non-consolidated equity-accounted for investments. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity.

Neither EBITDA nor Adjusted EBITDA should be considered an alternative to net (loss) income, operating income, or any other measure of financial performance presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.
The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net (loss) income.

	Years Ended December 31,
	2018	2017	2016		2015	2014
Reconciliation of "EBITDA" and "Adjusted EBITDA” to “Net (loss) income”
Net (loss) income	$(52,548)	$(58,023)	$67,823		$183,626	$68,906
Depreciation and amortization	118,514	100,481	104,149		73,760	53,292
Interest expense, net of interest income	57,774	30,387	29,667		17,267	8,429
Freight tax and other tax expenses	9,412	5,330	7,511		3,406	1,977
EBITDA	$133,152	$78,175	$209,150		$278,059	$132,604
Foreign exchange (gain) loss (i)	(3,133)	(79)	(1,413)	—	(613)	292
(Gain) loss on sale of vessels	(170)	12,984	20,594		(771)	(9,955)
Realized (gain) loss on interest rate swaps	(2,316)	994	12,797		9,790	9,993
Unrealized gain on derivative instruments	(579)	(937)	(9,679)		(8,193)	(11,676)
Fair value on initial recognition of stock purchase warrant	—	—	—		—	(3,420)
Dilution gain on equity-accounted for investment	—	—	—		—	(2,054)
Fair value adjustment of TIL	—	26,733	—		—	—
Adjustments related to equity-accounted for investments (ii)	2,605	7,794	8,749		8,232	6,052
Adjusted EBITDA	$129,559	$125,664	$240,198		$286,504	$121,836

(i)
Foreign exchange (gain) loss includes an unrealized gain of $3.2 million in 2018 (2017 - loss of $0.2 million, 2016 - loss of $46.0 thousand, 2015 - gain of $1.0 thousand, and 2014 - loss of $0.2 million).

(ii)
The following table reflects certain non-GAAP adjustments to the results of our equity-accounted for investments. The adjusted results should not be considered as an alternative to any measure of financial performance presented in accordance with GAAP. Adjustments to equity investments include some, but not all, items that affect equity income and these measures and adjustments may vary among other companies and may not be comparable to adjustments to similarly titled measures of other companies. It should be noted that this measure includes the Adjusted EBITDA from our equity-accounted for investments. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our equity-accounted for investments.

Adjustments relating to equity income from our equity-accounted for investments are as follows:

	Years Ended December 31,
	2018	2017	2016	2015	2014

Depreciation and amortization	1,745	5,250	5,866	4,517	2,979
Interest expense, net of interest income	876	2,562	2,868	2,763	1,446
Income tax (recovery) expense	—	(1)	(107)	602	1,359
Realized and unrealized (gain) loss on derivative instruments	(16)	(14)	115	344	416
Foreign exchange (gain) loss	—	(3)	7	6	3
Other	—	—	—	—	(151)
Adjustments related to equity-accounted for investments	$2,605	$7,794	$8,749	$8,232	$6,052

(10)	Excludes vessels purchased in connection with our acquisition of Tanker Investments Ltd. (or TIL). Please read Item 18. Financial Statements: Note 23 - Acquisition of Tanker Investments Ltd.

(11)
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
Our ability to repay or refinance debt obligations and to fund our capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are able to finance these obligations and expenditures with cash from operations or by issuing debt or common shares, our ability to pay cash dividends may be diminished or our financial leverage may increase, or our shareholders may be diluted. Our business may be adversely affected if we need to access other sources of funding.
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

Our primary liquidity needs in the next few years are to refinance loans as they mature and to make scheduled repayments of debt, in addition to paying debt service costs, quarterly dividends on equity, scheduled repayments of obligations related to our capital leases, operating expenses and dry-docking expenditures and funding general working capital requirements. We anticipate that our primary sources of funds in the next few years will be existing liquidity, cash flows from operations, equity issuances and bank debt or other sources of financing.
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
A decline in oil prices may adversely affect our growth prospects and results of operations.
Although global crude oil and gas prices have moderately recovered since falling from the highs of mid-2014, prices have not returned to those same highs and remain volatile due to global and regional geopolitical, economic and strategic risks and changes. A further decline in oil prices may adversely affect our business, results of operations and financial condition and our ability to pay dividends, as a result of, among other things:

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
During 2018 and 2017, we derived approximately 70.8% and 51.0%, respectively, of our net revenues from vessels operating in the spot tanker market, either directly or by means of participation in revenue sharing arrangements (or RSAs) (which includes vessels operating under full service lightering contracts and charters with an initial term of less than one year). Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

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
The operation of a significant number of our tankers in RSAs could limit our earnings.
As of December 31, 2018, 29 of our owned and leased Suezmax tankers, ten of our owned and leased Aframax tankers, and eight of our owned and leased Long Range 2 (or LR2) product tankers operated in and generated revenues to us through participation in the Suezmax tanker, Aframax tanker and LR2 product tanker RSAs, which are owned and/or managed by one of our subsidiaries. Each RSA is designed to spread the costs and risks associated with commercial management of vessels and to share the net revenues earned by all of the vessels in the RSA. Although the net revenues are apportioned based on the actual earning days each vessel is available and the relative performance capabilities of each vessel, an RSA may include vessels that do not perform as well in actual operation as our vessels. As a result, our share of the net pool revenues may be less than what we could earn operating our vessels independently.
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
Exposure to currency exchange and interest rate fluctuations could result in fluctuations in our operating results.
Our primary economic environment is the international shipping market, which utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our expenses are in U.S. Dollars. However, we incur certain voyage expenses, vessel operating expenses, and general and administrative expenses in foreign currencies, the most significant of which are the Singapore Dollar, British Pound, Euro and Canadian Dollar. This partial mismatch in revenues and expenses could lead to fluctuations in our net income due to changes in the value of the U.S. Dollar relative to other currencies.

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. In addition, there is uncertainty as to the continued use of LIBOR in the future. LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. These reforms and other pressures may cause LIBOR to be eliminated or to perform differently than in the past. The consequences of these developments cannot be entirely predicted but could include an increase in the cost of our variable rate indebtedness and obligations. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2018, that are sensitive to changes in interest rates, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk."
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
We may not realize expected benefits from acquisitions and implementing our growth strategy through acquisitions may harm our financial condition and performance.
Any acquisition of a vessel or business, such as our acquisition of the ship-to-ship transfer business in July 2015 and Tanker Investments Ltd. (or TIL) in November 2017, may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

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
Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If the operation of a tanker is not profitable, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. As of December 31, 2018, two of our credit facilities and 14 of our obligations related to capital leases contain loan-to-value financial covenants tied to the value of the vessels that collateralize these credit facilities and the vessels related to the capital leases. A significant decline in the market value of these tankers may require us to pledge additional collateral to avoid a default under these credit facilities and obligations related to capital leases. We are required to maintain vessel value to outstanding loan principal balance ratios ranging from 75%-125%. At December 31, 2018, we were in compliance with these requirements. A significant decline in the market value of our tankers may prevent us from refinancing tankers with a similar amount of debt thereby requiring us to either reduce debt levels in facilities collateralized by the tankers or seek alternative financing structures.

In addition, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our consolidated financial statements, we may need to recognize a significant charge against our earnings.
We will be required to make substantial capital expenditures should we decide to expand the size of our fleet. We generally will be required to make significant installment payments for any acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our financial leverage could increase or our shareholders’ ownership interest in us could be diluted.
We will be required to make substantial capital expenditures should we decide to increase the size of our fleet, including acquiring tankers from third parties. Our acquisitions may also include newbuildings. We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically pay 10% to 20% of the purchase price of a tanker upon signing the purchase contract, even though delivery of the completed vessel does not occur until much later (approximately two to three years from the order). To fund expansion capital expenditures, we may be required to use cash balances or cash from operations, incur borrowings or raise capital through the incurrence of debt or issuance of additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in obtaining the necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. In addition, issuing additional equity securities may result in significant shareholder ownership dilution and would increase the aggregate amount of cash required to pay quarterly dividends.
An increase in operating costs could adversely affect our cash flows and financial condition.
The levels of vessel operating expenses depend upon a variety of factors, many of which are beyond our control. Some of these costs may increase in the future, such increases would decrease our earnings and adversely affect our cash flows and financial condition.
Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
The operating and financial restrictions and covenants in our revolving credit facilities, term loans, lease obligations and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:

•	incur additional indebtedness and guarantee indebtedness;

•	pay dividends or make other distributions or repurchase or redeem our capital stock;

•	prepay certain debt;

•	issue certain preferred shares or similar equity securities;

•	make loans and investments;

•	enter into a new line of business;

•	incur or permit certain liens to exist;

•	enter into transactions with affiliates;

•	create unrestricted subsidiaries;

•	transfer, sell, convey or otherwise dispose of assets;

•	make certain acquisitions and investments;

•	enter into agreements restricting our subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of our assets.

In addition, certain of our debt agreements require, us to comply with certain financial covenants. Our ability to comply with covenants and restrictions contained in debt instruments and lease obligations may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. In addition, two of our term loans are guaranteed by Teekay and contain certain financial covenants. Teekay's ability to comply with the covenants of these term loans will affect our compliance with the covenants. If we breach any of the restrictions, covenants, ratios or tests in our financing agreements or indentures, our obligations may become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans may terminate. This could lead to cross-defaults under our other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans.

Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. In addition, a majority of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible to bring an action against us or against these individuals in the United States. Even if successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict the enforcement of a judgment against our assets or our directors and officers.
As a Marshall Islands corporation with our headquarters in Bermuda, and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements of the European Union, which could harm our business.
Finance ministers of the EU rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. Various countries, including the Republic of the Marshall Islands and Bermuda, are currently on the blacklist.

EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries in 2019. EU legislation prohibits EU funds from being channelled or transited through entities in countries on the blacklist.

We are a Marshall Islands corporation with our headquarters in Bermuda. A majority of our subsidiaries are Marshall Islands entities and many of our subsidiaries are either organized or registered in Bermuda. It is difficult to determine how the EU blacklisting of these jurisdictions will affect our business. These jurisdictions have enacted or may enact economic substance laws and regulations with which we may be obligated to comply. We understand that recently-adopted Bermudian legislation requires each Bermudian registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity may comply with the economic substance requirements if (i) it is directed and managed in Bermuda, (ii) its core income-generating activities are undertaken in Bermuda with respect to the relevant activity, (iii) it maintains adequate physical presence in Bermuda, (iv) it has adequate full-time employees in Bermuda with suitable qualifications, and (v) it incurs adequate operating expenditures in Bermuda in relation to the relevant activity. We do not know what actions the Marshall Islands may take, if any, to remove itself from the list; whether the EU will remove the Marshall Islands or Bermuda from the list; how quickly the EU would react to any changes in legislation of the Marshall Islands, Bermuda or other applicable jurisdictions; or how EU banks or other counterparties will react while we or any of our subsidiaries remain as entities organized and existing or registered under the laws of blacklisted countries. The effect of the EU blacklist, and any noncompliance by us with any legislation adopted by applicable countries to achieve removal from the list, could have a material adverse effect on our business, financial condition and operating results.

Our substantial debt levels and obligations related to capital leases may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends.
As of December 31, 2018, our long-term debt was approximately $742.0 million and an additional $11.8 million was available to us under our revolving credit facilities, and our obligations related to capital leases was approximately $375.3 million. In addition, in late 2018, one of our subsidiaries entered into a working capital loan facility, which provides up to $40 million of available aggregate borrowings with the option to increase the facility up to an additional $15.0 million. As at December 31, 2018, no amounts had been drawn under this facility. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facilities and working capital loan facility. Our level of debt could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms;

•
we will need a substantial portion of our cash flow to make principal and interest payments on our debt and lease payments on our obligations related to capital leases, reducing the funds that would otherwise be available for operations, business opportunities and dividends to our shareholders;

•	our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and obligations related to capital leases depends upon, among other things, our financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness and obligations related to capital leases, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
Our insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.
The operation of oil tankers and lightering support vessels and the transfer of oil and gas are inherently risky. Although we carry hull and machinery (marine and war risks) and protection and indemnity insurance, all risks may not be adequately insured against, and any particular claim may not be paid. In addition, we do not carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time. Any significant unpaid claims or off-hire time of our vessels could harm our business, operating results and financial condition. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves.

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
Terrorist attacks, increased hostilities, political change or war could lead to further economic instability, increased costs and disruption of business.
Terrorist attacks, and the current or future conflicts in the Middle East, South East Asia, West Africa (Nigeria), Libya and elsewhere, and other current and future conflicts and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and fund future growth. Continuing hostilities in the Middle East especially among Qatar, Saudi Arabia, the United Arab Emirates, Yemen and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.

In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks or warlike operations and our vessels could be targets of hijackers, terrorists or warlike operations. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters which would harm our cash flow and business.
Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.
Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy in the Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent piracy risk in the Straits of Malacca, Sulu & Celebes Sea and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which are incurred to the extent we employ on-board security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.
Our substantial operations outside the United States expose us to political, governmental and economic instability, which could harm our operations.
Because our operations and the operations of our customers are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to pay dividends. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries to which we trade may limit trading activities with those countries, which could also harm our business and ability to pay dividends. Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flows and financial results.
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
Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks and potential fines.
Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict, including with respect to evolving technologies such as cloud computing. The European Union has adopted the General Data Privacy Regulation (or GDPR), a comprehensive legal framework to govern data collection, use and sharing and related consumer privacy rights which took effect in May 2018. The GDPR includes significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.
Past port calls by our vessels, or third-party vessels from which we derived pooling revenues, to countries that are subject to sanctions imposed by the United States and the European Union may impact investors’ decisions to invest in our securities.
The United States has imposed sanctions on several countries or regions such as Cuba, North Korea, Syria and the Crimea region of the Ukraine. The United States and the European Union (or EU) also had imposed sanctions on Iran. The EU lifted these sanctions in January 2016. At that time, the U.S. lifted its secondary sanctions on Iran, which applied to foreign persons, but has retained its primary sanctions, which apply to U.S. entities and their foreign subsidiaries. In the past, conventional oil tankers owned or chartered-in by us, or third-party vessels participating in RSAs from which we derive revenue, made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions at the time and we intend to maintain our compliance with all U.S. and EU sanctions. In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil or gas to or from Iran or Syria. We believe that our compliance with these sanctions and our lack of any future port calls to those countries does not and will not adversely impact our revenues, because port calls to these countries have never accounted for any material amount of our revenues. However, some investors might decide not to invest in us simply because we have previously called on, or through our participation in RSAs have previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.
Marine transportation is inherently risky, and an incident involving loss or damage to a vessel, significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
Our vessels, crew and cargoes are at risk of being damaged, injured or lost because of events such as:

•	marine disasters;

•	bad weather or natural disasters;

•	mechanical or electrical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	piracy (hijacking and kidnapping);

•	cyber attack;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from charters;

•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system affected by the spill;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

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

Adverse effects upon the oil industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil will lessen dramatically over the short term, in the long term, climate change may reduce the demand for oil or increased regulation of greenhouse gases may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
Maritime claimants could arrest, or port authorities could detain, our vessels, which could interrupt our cash flow from these vessels.
Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet or the RSAs in which we operate for claims relating to another of our ships. In addition, port authorities may seek to detain our vessels in port, which could adversely affect our operating results or relationships with customers.
We depend on Teekay Corporation to assist us in operating our business and competing in our markets, and our business will be harmed if Teekay Corporation fails to assist us.
Pursuant to the terms of the Management Agreement, our Manager provides various services to us. Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services by our Manager. Our business may be harmed if our Manager fails to perform these services satisfactorily, if it stops providing these services to us or if it terminates the Management Agreement, as it is entitled to do under certain circumstances. The circumstances under which we are able to terminate the Management Agreement are limited and do not include mere dissatisfaction with our Manager’s performance. In addition, upon any termination of the Management Agreement, we may lose our ability to benefit from economies of scale in purchasing supplies and other advantages that we believe our relationship with Teekay Corporation provides. If Teekay Corporation suffers material damage to its reputation or relationships, it may harm our ability to:

•	maximize revenues of our tankers included in the RSAs;

•	acquire new tankers or obtain new time charters;

•	renew existing time charters upon their expiration;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition.
Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, and the cost of attracting and retaining such personnel may increase.
Our success depends in large part on Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. The shipping industry continues to forecast a shortfall in qualified personnel, and crew or other compensation may increase in the future. If crew costs increase and we are not able to increase our rates to compensate for any such increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees or crew could impair our ability to manage, maintain and grow our business.
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
We must remain in compliance with the New York Stock Exchange’s requirements for the continued listing of our Class A common stock on the exchange.
Our Class A common stock is listed on the New York Stock Exchange (or NYSE) under the symbol “TNK”. If we fail to comply with the NYSE’s listing requirement that the average closing price of our Class A common stock over a consecutive 30-day trading period be not less than $1.00, this will result in our Class A common stock being delisted from the NYSE if we are not able to resume compliance with the NYSE’s listing requirements within the applicable cure period. Any such delisting would negatively impact the Company and holders of our Class A common stock, including due to the resulting potential decreased price, liquidity and trading of our Class A common stock, limited availability of price quotations and reduced news and analyst coverage. These developments may also require brokers trading in our Class A common stock to adhere to more stringent rules and may limit our ability to raise capital by issuing additional shares of Class A common stock in the future. We actively monitor the price of our Class A common stock and will consider available options, including, among others, a reverse stock split, to maintain compliance with the continued listing standards of the NYSE. If it is necessary for us to undertake a reverse stock split, the number of shares available on the public market following such reverse stock split will be reduced significantly, which may affect the volume and liquidity of our Class A common stock. Delisting may adversely impact the perception of our financial condition and harm our reputation with investors and other third parties. In addition, any perceived decrease in value of employee equity incentive awards may reduce their effectiveness in encouraging performance and retention.

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

In addition, our rights to terminate the Management Agreement are limited. Even if we are not satisfied with the Manager’s efforts in managing our business, unless our Manager materially breaches the agreement or experiences certain bankruptcy or change of control events, we have only a limited right to terminate the agreement and may not be able to terminate the agreement until December 31, 2022, the end of the initial 15-year term. If we elect to terminate the Management Agreement at the end of the initial term or at the end of any subsequent renewal term, our Manager will receive a termination fee, which may be substantial.
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
Our Manager will be entitled to a fee upon any sale of any vessels we acquired as part of the TIL acquisition.

In January 2014, TIL entered into a long-term management agreement with our Manager, pursuant to which our Manager provides to TIL certain services. The management agreement, which was waived in part by the Manager but otherwise remains in effect following our acquisition of TIL in 2017, requires us to pay our Manager a fee equal to 1.0% of the aggregate consideration payable to us upon the sale of any vessels which were owned by TIL subsidiaries as of the date of the TIL merger.
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
Our executive officers and directors and certain officers and directors of Teekay Corporation have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor interests of Teekay Corporation and its other affiliates above our interests and those of our Class A common shareholders.
Conflicts of interest may arise between Teekay Corporation and its other affiliates, on the one hand, and us and our shareholders, on the other hand. As a result of these conflicts, Teekay Corporation may favor its own interests and the interests of its other affiliates over our interests and those of our shareholders. These conflicts include, among others, the following situations:

•
our Chief Executive Officer and Chief Financial Officer and four of our current directors or expected nominees for election as directors at our 2019 annual meeting of shareholders also serve as officers or directors of Teekay Corporation, and we have limited their fiduciary duties regarding corporate opportunities that may be attractive to both Teekay Corporation and us;

•
our Manager, a subsidiary of Teekay Corporation, advises our Board of Directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional common stock and cash reserves, each of which can affect our ability to pay dividends to our shareholders and the amount of the performance fee payable to our Manager under the Management Agreement;

•	our executive officers and those of our Manager do not spend all their time on matters related to our business; and

•	our Manager will advise us of costs incurred by it and its affiliates that it believes are reimbursable by us.

The fiduciary duties of certain of our officers and directors may conflict with their duties as officers or directors of Teekay Corporation and its affiliates.
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chief Executive Officer and our Chief Financial Officer and four of our current directors or nominees for election as directors at our 2019 annual meeting of shareholders also serve as officers or directors of Teekay Corporation, and as a result, have fiduciary duties to manage the business of Teekay Corporation and its affiliates in a manner beneficial to such entities and their shareholders or partners, as the case may be. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation or its affiliates, on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders.
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

We are subject to taxes, which reduce our operating results.
We or our subsidiaries are subject to tax in certain jurisdictions in which we or our subsidiaries are organized own assets or have operations, which reduces our operating results. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us or our subsidiaries, further reducing our operating results. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, if Teekay Tankers Ltd. was not able to satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code, we would be subject to U.S. federal income tax on shipping income attributable to our transportation of cargoes to or from the United States, the amount of which is not within our complete control. Also, jurisdictions in which we or our subsidiaries are organized, own assets or have operations may change their tax laws, or we may enter into new business transactions relating to such jurisdictions, which could result in increased tax liability and reduce our operating results. Please read Item 4 - Information on the Company—Taxation of the Company.

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

Our conventional fleet size has increased from nine owned Aframax tankers in 2007 to 56 owned and leased conventional tankers, three in-chartered vessels and one jointly-owned Very Large Crude Carrier (or VLCC) as of December 31, 2018. The capacity of our conventional tanker fleet has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 7,918,000 dwt as of December 31, 2018. Over the last five years, we have acquired 18 conventional tankers through the merger with Tanker Investments Ltd. (or TIL), 17 conventional tankers from external parties and two conventional tankers from TOO. In March 2014, we also assumed ownership of two VLCCs that previously served as collateral under term loans we made to a third party. We subsequently sold those two VLCCs in May 2014. We sold three Aframax tankers and two Suezmax tankers in 2017, two Medium Range (or MR) tankers in 2016 and one MR tanker in 2015. Please read Item 18 – Financial Statements: Note 20 - Vessel Sales. We also completed two sale-leaseback financing transactions in 2018, relating to eight Aframax tankers, one Suezmax tanker and one LR2 product tanker, and a sale-leaseback financing transaction in 2017 relating to four of our Suezmax tankers. Please read Item 18 - Financial Statements: Note 11 - Leases.

In November 2017, we completed a merger with TIL by acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange resulting in TIL becoming a wholly-owned subsidiary. At the time of the merger, TIL owned a modern fleet of ten Suezmax tankers, six Aframax tankers and two LR2 product tankers. Please read Item 18 - Financial Statements: Note 23 - Acquisition of Tanker Investments Ltd.

In May 2017, we completed the acquisition from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay Corporation, of the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns conventional tanker commercial management and technical management operations and directly administers four commercially managed tanker RSAs. Please read Item 18 - Financial Statements: Note 7 - Investments in and advances to Equity-Accounted for Investments.

In July 2015, we acquired the ship-to-ship transfer business (or TMS) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE. TMS provides a full suite of ship-to-ship transfer services in the oil, gas and dry bulk industries. In addition to full service lightering and lightering support, TMS also provides consultancy and LNG terminal management services. This acquisition established us as a global company in the ship-to-ship transfer business. As of December 31, 2018, TMS operated a fleet of six ship-to-ship support vessels, including three owned and three chartered-in vessels.

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

The SEC maintains an Internet site at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website is www.teekay.com/business/tankers. The information contained on our website is not part of this annual report.

B.	Business Overview
Our primary business is to own oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. During 2015, we expanded our service offerings to our customers through the purchase of our ship-to-ship transfer business that provides full service lightering as well as lightering support services and consultancy and LNG terminal management services. This acquisition, which is adjacent to our core competencies, along with our existing conventional tanker commercial management and technical management operations, is expected to improve our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these business areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control.

Teekay Corporation, which formed us in 2007, is a leading provider of marine services to the global oil and natural gas industries, and together with its subsidiaries, is one of the world’s largest operator of medium-sized oil tankers. We believe we benefit from Teekay Corporation’s expertise, relationships and reputation as we operate our fleet and pursue growth opportunities. We have acquired a portion of our current operating fleet from Teekay Corporation at various times since our inception, and we anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties. In addition, Teekay Corporation’s day-to-day focus on cost control is applied to our operations. Teekay Corporation and two other shipping companies participate in a purchasing alliance, Teekay Bergesen Worldwide, which leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints and other chemicals. Through our Manager, we benefit from this purchasing alliance.

Effective May 2018, we eliminated the payment of our minimum quarterly dividend of $0.03 per share in order to preserve liquidity during the cyclical downturn of the tanker spot market. Under the revised dividend policy, quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to reserves our Board of Directors may determine are necessary for the prudent operations of the company. Dividend payments are subject to the discretion of our Board of Directors, and the policy remains subject to change. Adjusted net (loss) income is a non-GAAP measure which excludes specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of our financial results. Prior to this change, our dividend policy was to distribute 30% to 50% of our quarterly adjusted net income to our shareholders, with a minimum quarterly dividend of $0.03 per share ($0.12 per share annually). For additional information about our dividend policy, please read Item 8 – Financial Information: Dividend Policy.

Under the supervision of our executive officers and Board of Directors, our operations are conducted in part by our subsidiaries who receive services from our Manager and its affiliates. In addition, our Manager provides various services to us under our long-term management agreement (the Management Agreement). Commencing October 1, 2018, we elected to provide our own commercial and technical services, and prior to this date, our Manager provided these services to us as required under the Management Agreement, which it did by subcontracting such services from our subsidiary TTOL and its affiliates. We pay our Manager certain fees and reimbursements for its services. In order to provide our Manager with an incentive to improve our operation and financial conditions, we have agreed to pay a performance fee to our Manager under certain circumstances, in addition to the basic fees provided in the Management Agreement. Please read Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions—Management Agreement for additional information about the Management Agreement.

In October 2018, we established a new RSA structure under our wholly-owned subsidiary, Teekay Tankers Chartering Pte. Ltd. (or TTCL), and subsequently began transitioning our RSA activities from TTOL to TTCL.

We employ our chartering strategy based on our outlook for freight rates, oil tanker market conditions and global economic conditions. Please refer to the “Our Fleet” table below. We employ our vessels on fixed rate time-charter out contracts and in various RSAs which are managed by TTCL and subsidiaries of TTOL (collectively, the Pool Managers), both of which employ vessels on the spot market. By employing some of our vessels in these RSAs, we believe we benefit from economies of scale of a larger fleet, including higher vessel utilization and daily revenues.
Our Fleet
The following table summarizes our fleet as at December 31, 2018:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tanker	1	—	1
Aframax Tanker	1	—	1
Total Fixed-Rate Fleet (1)	2	—	2
Spot-rate:
Suezmax Tankers	29	—	29
Aframax Tankers	16	3	19
Long Range 2 Product Tankers	9	—	9
VLCC Tanker (2)	1	—	1
Total Spot Fleet (3)	55	3	58
Total Conventional Fleet	57	3	60
Ship-to-Ship Support Vessels	3	3	6
Total Teekay Tankers Fleet	60	6	66

(1)	Both time-charter out contracts are scheduled to expire in 2019.

(2)
We own one VLCC through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to Item 18 - Financial Statements: Note 7 - Investments in and advances to Equity-Accounted for Investments).

(3)
A total of 47 of our owned and leased vessels operated in the spot market in RSAs, which are managed by the Pool Managers. As at December 31, 2018, the RSAs in which we participate were comprised of a total of 33 Suezmax tankers, 35 Aframax tankers, and ten LR2 product tankers (of which eight LR2 tankers were cross-trading in the Aframax RSA), including vessels owned by other members of the RSAs.

The following table provides additional information about our owned and leased Suezmax oil tankers as of December 31, 2018, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Ashkini Spirit	165,200	2003	RSA	—	—
Aspen Spirit	156,800	2009	RSA	—	—
Athens Spirit	158,500	2012	RSA	—	—
Atlanta Spirit	158,700	2011	RSA	—	—
Baker Spirit	156,900	2009	RSA	—	—
Barcelona Spirit	158,500	2011	RSA	—	—
Beijing Spirit	156,500	2010	RSA	—	—
Cascade Spirit	156,900	2009	RSA	—	—
Copper Spirit	156,800	2010	RSA	—	—
Dilong Spirit	159,000	2009	RSA	—	—
Godavari Spirit	159,100	2004	RSA	—	—
Iskmati Spirit	165,300	2003	RSA	—	—
Jiaolong Spirit	159,000	2009	RSA	—	—
Kaveri Spirit	159,100	2004	RSA	—	—
London Spirit	158,500	2011	RSA	—	—
Los Angeles Spirit	159,200	2007	RSA	—	—
Montreal Spirit	150,000	2006	Time charter	$17,500	Aug-19
Moscow Spirit	156,500	2010	RSA	—	—
Narmada Spirit	159,200	2003	RSA	—	—
Pinnacle Spirit	160,400	2008	RSA	—	—
Rio Spirit	158,400	2013	RSA	—	—
Seoul Spirit	160,000	2005	RSA	—	—
Shenlong Spirit	159,000	2009	RSA	—	—
Summit Spirit	160,500	2008	RSA	—	—
Sydney Spirit	158,500	2012	RSA	—	—
Tahoe Spirit	156,900	2010	RSA	—	—
Tianlong Spirit	159,000	2009	RSA	—	—
Tokyo Spirit	150,000	2006	RSA	—	—
Vail Spirit	157,000	2009	RSA	—	—
Zenith Spirit	160,500	2009	RSA	—	—
Total Capacity	4,749,900

The following table provides additional information about our owned and leased Aframax oil tankers as of December 31, 2018, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Americas Spirit	111,900	2003	Spot	—	—
Australian Spirit	111,900	2004	RSA	—	—
Axel Spirit	115,400	2004	RSA	—	—
Blackcomb Spirit	109,000	2010	Spot	—	—
Emerald Spirit	109,100	2009	Spot	—	—
Erik Spirit	115,500	2005	RSA	—	—
Esther Spirit (1)	115,400	2004	RSA	—	—
Everest Spirit (1)	115,000	2004	Time charter	$25,000	Apr-19
Explorer Spirit	105,800	2008	Spot	—	—
Garibaldi Spirit	109,000	2009	RSA	—	—
Helga Spirit	115,500	2005	RSA	—	—
Matterhorn Spirit	114,800	2005	RSA	—	—
Navigator Spirit	105,800	2008	Spot	—	—
Peak Spirit	104,600	2011	RSA	—	—
Tarbet Spirit	107,500	2009	Spot	—	—
Whistler Spirit	109,100	2010	RSA	—	—
Yamato Spirit	107,600	2008	RSA	—	—
Total Capacity	1,882,900

(1)	The Aframax tanker Esther Spirit replaced the Everest Spirit in January 2019 for the remaining period of the time-charter out contract.

The following table provides additional information about our owned and leased LR2 product tankers as of December 31, 2018, seven of which are Bahamian-flagged and two of which are Marshall Islands-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Donegal Spirit	105,600	2006	RSA	—	—
Galway Spirit	105,600	2007	RSA	—	—
Hovden Spirit	105,300	2012	RSA	—	—
Leyte Spirit	109,700	2011	RSA	—	—
Limerick Spirit	105,600	2007	RSA	—	—
Luzon Spirit	109,600	2011	RSA	—	—
Sebarok Spirit	109,600	2011	RSA	—	—
Seletar Spirit	109,000	2010	Spot	—	—
Trysil Spirit	105,300	2012	RSA	—	—
Total Capacity	965,300

The following table provides additional information about our VLCC oil tanker as of December 31, 2018, which is Hong Kong-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hong Kong Spirit (1)	319,000	2013	Pool	—	—

(1)	The VLCC vessel, Hong Kong Spirit, is owned through a 50/50 joint venture and is employed in a spot market pool managed by a third party.

Please read Note 10 - Long-Term Debt and Note 11 - Leases included in Item 18 – Financial Statements included in this Annual Report for information with respect to major encumbrances against our vessels.
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

•
Tactically manage our mix of spot, charter, lightering, and LNG terminal management and consultancy contracts. We employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate contracts to reduce downside risks. We believe that our experience operating through cycles in the tanker spot market will assist us in employing this strategy and seeking to maximize operating results. In addition, we expect that the July 2015 acquisition of TMS will provide stable cash flow, to partially offset volatility in the tanker market, through global ship-to-ship support services, full service lightering, and LNG terminal management and consultancy services.

•
Increase cash flow by participating in RSAs. We believe that the cash flow we derive over time from operating a significant number of our vessels in the RSAs together with third party vessels exceeds the amount we would otherwise derive by operating these vessels outside of the RSAs due to higher vessel utilization and daily revenues. We also derive RSA and vessel management income through the operations of the Pool Managers. We seek to increase this fee income by increasing the number of vessels participating in the applicable RSAs.

•
Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. We believe that energy companies and oil traders seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We leverage our reputation and operational expertise to further expand these relationships with consistent delivery of superior customer service through our Manager.

Revenue Sharing Arrangements
We and certain third party vessel owners have entered into Suezmax RSA, Aframax RSA and Taurus LR2 RSA agreements managed by our subsidiaries and pursuant to which we have agreed to include in the RSAs certain qualifying Suezmax or Aframax crude tankers or certain qualifying LR2 product tankers, that are employed and operate in the spot market or pursuant to time charters of less than one year. Teekay Offshore Partners L.P. is a party to some of the RSAs. As of December 31, 2018, the Suezmax RSAs consisted of 33 Suezmax tankers (including 29 of our owned and leased tankers), the Aframax RSAs consisted of 35 Aframax tankers (including ten of our owned and leased tankers and six of our owned and leased LR2 product tankers which are commercially managed by and cross trading from the Taurus LR2 RSA) and the Taurus LR2 RSA consisted of 10 LR2 product tankers (including eight of our owned and leased LR2 product tankers). Eight LR2 product tankers have been deployed into the Aframax RSA.

A participating tanker will no longer participate in the applicable RSAs if it becomes subject to a time charter with a term exceeding one year, unless otherwise agreed by all other participants for the applicable RSA, or if the tanker suffers an actual or constructive total loss or is sold or becomes controlled by a person who is not an affiliate of a party to the applicable RSA agreements.

Each RSA provides a revenue sharing mechanism whereby aggregate revenues and related expenses of the RSA are distributed to RSA participants based on an allocation formula. Revenues generated by vessels operating in the RSA less voyage expenses (such as fuel and port charges) incurred by these vessels and other applicable expenses are pooled and allocated according to a specified weighting system that recognizes each vessel’s earnings capability based on its characteristics, speed and bunker consumption, as well as actual on-hire performance. The allocation for each vessel participating in the RSA is established based on its characteristics and historical consumption data. Payments based on accrued earnings, with certain adjustments, subject to available cash flow applicable to each vessel are made on a monthly basis to RSA participants. Each vessel's earnings capability, that established its distribution weighting, is adjusted every six months based on current data.

Our subsidiaries provide commercial management services for vessels participating in the RSA and otherwise administer the RSAs in exchange for fees consisting of a per vessel per day fee and a percentage of the gross revenues fee attributable to the participant’s vessels.

An RSA participant may withdraw from the RSA upon at least 90 days’ notice and shall cease to participate in the RSA if, among other things, it materially breaches the RSA agreement and fails to resolve the breach within a specified cure period or experiences certain bankruptcy events.
Our Chartering Strategy and Participation in the Vessel Revenue Sharing Arrangements
Chartering Strategy. We operate our vessels in both the spot market and under time charters of varying lengths in an effort to maximize cash flow from our vessels based on our outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2018, a total of 54 of our owned and leased vessels and three time-chartered in vessels operated in the spot market through participation in RSAs or on spot voyage charters. Twenty-nine of our owned and leased vessels operated in the Suezmax RSAs, ten of our owned and leased vessels and one time-chartered in vessel operated in the Aframax RSAs, and eight of our owned and leased vessels operated in the Taurus LR2 RSAs. In addition, seven of our owned and leased vessels and two time-chartered in vessels operated in the spot market on voyage charters. As of December 31, 2018, two of our owned vessels operated under fixed-rate time-charter contracts. Our mix of vessels trading in the spot market, providing lightering services in the U.S. Gulf (or USG), or subject to fixed-rate time charters will change from time to time. We also may seek to hedge our spot exposure through the use of freight forward agreements or other financial instruments.

Likewise, the managers of the RSAs in which we participate may, with our approval, enter into fixed-rate time charters for vessels we include in those RSAs, thereby decreasing spot-rate exposure without withdrawing the vessels from the RSAs.
Vessel Revenue Sharing Arrangements. Under the RSAs, the aggregate revenues generated by the applicable RSAs are distributed to RSA members, including us, pursuant to a pre-arranged weighting system based on actual earnings days each vessel is available during the applicable period and on each vessel’s earnings capability based on its characteristics, speed and bunker consumption. The allocation for each vessel participating in the RSA is established based on observations and historical consumption and performance measures of the individual vessel. Payments based on net cash flow applicable to each tanker are made on a monthly basis to RSA participants and adjusted at standard intervals determined by each RSA based on the weighting system. We have agreed with the respective RSA managers and RSA participants to include certain of our vessels trading on voyage charters into the RSAs assuming the vessel meets the respective RSA criteria. For example, our Suezmax tankers that are operating on voyage charters with terms of less than one year are included in the Suezmax RSAs. Likewise, certain Aframax tankers and LR2 tankers on voyage charters with terms of one year or less participate in the Aframax RSAs and the Taurus LR2 RSAs, respectively.
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
Time Charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. A customer generally selects a time charter if it wants a dedicated vessel for a period of time, and the customer is commercially responsible for the use of the vessel. Under a typical time charter, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. When the vessel is "off hire", or not available for service, the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of fuel bunkers, unless the customer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off hire if there is an occurrence preventing the full working of the vessel. “Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under our time charters, hire is payable monthly in advance in U.S. Dollars. Hire payments may be reduced, or under some time charters the shipowner must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.
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
Our Full Service Lightering, Ship-to-ship Support Services, and LNG Terminal Management and Consultancy Strategy
Full Service Lightering. Full service lightering is the process of transferring cargo between vessels of different sizes. Our lightering capability leverages access to our Aframax fleet operating in the USG and our offshore lightering support acumen to provide full service lightering. Our customers include oil companies and trading companies that are importing or exporting crude oil in the USG to or from larger Suezmax and VLCC vessels which are port restricted due to their size. We believe that our full service lightering in the USG will provide additional base cargo volume complementary to our spot trading strategy in the Caribbean to the USG market and allow our Manager to better optimize the deployment of the fleet that we trade in this region through better scheduling flexibility and utilization.

Ship-to-Ship Support Services and LNG Terminal Management and Consultancy Services. Ship-to-ship (or STS) support service is the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway. Demand for global STS support services is often driven by oil market arbitrages and oil traders optimizing their USD ton/mile on cargoes. For conventional crude, dirty petroleum, clean petroleum and LPG product, we intend to access various opportunities related to the provision of global ship-to-ship services, including blending, breaking of bulk cargo shipments, and the optimization of markets in contango which may use floating storage as a more cost-effective solution to shore tankage. In addition, there is demand for global LNG ship-to-ship support services due to the limited number of ice capable LNG carriers, which increasingly is resulting in the shuttling of LNG cargo to conventional LNG carriers for long haul voyages.

LNG terminal management and consultancy services revolve around tailored service provisions focusing on areas, such as LNG terminal operations and maintenance, LNG terminal development, LNG bunkering solutions, and commissioning and compatibility services. We seek to obtain more sustainable revenue through long-term, fixed-rate contracts for these LNG services.
Industry and Competition
We compete in the Suezmax (125,000 to 199,999 dwt) and Aframax (85,000 to 124,999 dwt) crude oil tanker markets. Our competition in the Aframax and Suezmax markets is also affected by the availability of other size vessels that compete in these markets. Suezmax size vessels and Panamax (55,000 to 84,999 dwt) size vessels can compete for many of the same charters for which our Aframax tankers compete; Aframax size vessels and VLCCs (200,000 to 319,999 dwt) can compete for many of the same charters for which our Suezmax tankers may compete. Because of their large size, VLCCs and Ultra Large Crude Carriers (or ULCCs) (320,000+ dwt) rarely compete directly with Aframax tankers, and ULCCs rarely compete with Suezmax tankers for specific charters. However, because VLCCs and ULCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

We also compete in the LR2 (85,000 to 109,999 dwt) product tanker market. Our competition in the LR2 product tanker market is affected by the availability of other size vessels that compete in the market. Long Range 1 (or LR1) (55,000-84,999 dwt) size vessels can compete for many of the same charters for which our LR2 tankers compete.

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

As of December 31, 2018, we remain effectively one of three active full service lightering businesses in the U.S. Gulf Coast. We remain one of two providers that consistently provide a complete full service STS offering, which includes the availability of Aframax tonnage to provide shipment between shore and offshore. USG lightering trade has a steady foundation of demand due to traditional imports into the United States to serve U.S. Gulf Coast refinery demand. Although imports of crude oil into the U.S. have declined as a result of rising domestic crude oil production, OPEC supply cuts in 2017/18, and further OPEC supply cuts since the start of 2019, we believe that the demand for import lightering has stabilized to a base level that is consistent to the dependency which U.S. refiners still have on foreign oil that is only economically transported on larger VLCC and Suezmax vessels into the U.S. Gulf Coast. At the end of 2018, export lightering grew to approximately 45% of total volume lightered in the U.S. Gulf. As the United States continues to project growth in crude production, we believe that the percentage of export lightering as compared to import lightering will continue to increase as shippers look to leverage U.S. crude oil exports on larger size vessels, including VLCC and Suezmax vessels targeted for Asia. Although the ports of Houston and Corpus Christi, Texas are now able to accommodate a VLCC at berthside for direct loading, draft restrictions will still require offshore top off ship-to-ship loading for those vessels to lift full capacity at an economic dollar per tonne basis.

The operation of tanker vessels, as well as the seaborne transportation of crude oil and refined petroleum products is a competitive market. There are several large operators of Aframax, Suezmax, and LR2 tonnage that provide these services globally. Competition in both the crude and product tanker markets is primarily based on price, location (for single-voyage or short-term charters), size, age, condition and acceptability of the vessel, oil tanker shipping experience and quality of ship operations, and the size of an operating fleet, with larger fleets allowing for greater vessel substitution, availability and customer service. Aframax and Suezmax tankers are particularly well-suited for short and medium-haul crude oil routes, while LR2 tankers are well-suited for long and medium-haul refined product routes.

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

Our largest competitor in the ship-to-ship global support business and the LNG terminal management and consultancy business is Fendercare Marine. Fendercare Marine is well-established and was relatively unchallenged in what was a niche market until 2006, when TMS developed from being primarily a U.S.-based supplier. Through the growth of TMS we have gained market share, and now under TNK, we look to maintain our presence through our intended business development.

Oil Tanker Demand. Demand for oil tankers is a function of several factors, including world oil demand and supply (which affect the amount of crude oil and refined products transported in tankers), and the relative locations of oil production, refining and consumption (which affects the distance over which the oil or refined products are transported).

Oil has been one of the world’s primary energy sources for a number of decades. As of December 2018, the International Energy Agency (or IEA) estimated that oil consumption will increase from 99.2 million barrels per day (or mb/d) in 2018, to 100.7 mb/d in 2019, driven by increasing consumption in non-OECD countries. A majority of known oil reserves are located in regions far from major consuming regions, which positively impacts demand for oil tankers.

The distance over which crude oil or refined petroleum products are transported is determined by seaborne trading and distribution patterns, which are principally influenced by the relative advantages of the various sources of production and locations of consumption. Seaborne trading patterns are also periodically influenced by geopolitical events, such as wars, hostilities and trade embargoes that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances. Historically, the level of oil exports from the Middle East has had a strong effect on the crude tanker market due to the relatively long distance between this supply source and typical discharge points. Over the past few years, the growing economies of China and India have increased and diversified their oil imports, resulting in an overall increase in transportation distance for crude tankers. Major consumers in Asia have increased their crude import volumes from longer-haul producers, such as those in the Atlantic Basin.

The limited growth in refinery capacity in developed nations, the largest consumers of oil in recent years, and increasing refinery capacity in the Middle East and parts of Asia where capacity surplus supports exports, have also altered traditional trading patterns and contributed to the overall increase in transportation distance for both crude tankers and product tankers.

Oil Tanker Supply. New Aframax, Suezmax and LR2 tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. As of December 31, 2018, the world Aframax crude tanker fleet consisted of 642 vessels, with an additional 77 Aframax crude oil tanker newbuildings on order for delivery through 2022; the world Suezmax crude tanker fleet consisted of 567 vessels, with an additional 64 Suezmax crude oil tanker newbuildings on order for delivery through 2021; the world LR2 product tanker fleet consisted of 352 vessels, and with an additional 35 LR2 product tanker newbuildings on order through 2021. Currently, delivery of a vessel typically occurs within two to three years after ordering.

The supply of oil tankers is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage. The level of newbuilding orders is primarily a function of newbuilding prices in relation to current and prospective charter market conditions. Other factors that affect tanker supply are the availability of financing and shipyard capacity. The level of vessel scrapping activity is primarily a function of scrapping prices in relation to current and prospective charter market conditions and operating, repair and survey costs. Industry regulations also affect scrapping levels. Please read “—Regulations” below. Demand for drybulk vessels and floating storage off-take units, to which tankers can be converted, strongly affects the number of tanker conversions.

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
Safety, Management of Ship Operations and Administration
Safety and environmental compliance are our top operational priorities. Our vessels are operated in a manner intended to protect the safety and health of our employees, the general public and the environment. We actively seek to manage the risks inherent in our business and are committed to eliminating incidents that threaten the safety and integrity of our vessels, such as groundings, fires, collisions and petroleum spills. In 2007, we introduced a behavior-based safety program called “Safety in Action” to further enhance the safety culture in our fleet. We are also committed to reducing our emissions and waste generation. In 2008, Teekay Corporation introduced the Quality Assurance and Training Officers (or QATO) Program to conduct rigorous internal audits of our processes and provide our seafarers with onboard training.

We, through our subsidiaries and affiliates, provide technical management services for some of our vessels. We have obtained through Det Norske Veritas Germanischer Lloyd (or DNV-GL), the Norwegian classification society, approval of its safety management system as in compliance with the International Safety Management Code (or ISM Code), and this system has been implemented for all of our vessels. As part of our ISM Code compliance, all of the vessels’ safety management certificates are maintained through ongoing internal audits performed by certified internal auditors and intermediate audits performed by DNV-GL.

In addition to the mandatory internal audits conducted by the QATOs, an internal audit is conducted by our Health Safety, Environment and Quality (or HSEQ) team every quarter to ensure that all ship management functions are strictly adhered to.

We conduct quarterly Safety Management courses for senior officers, Onboard Safety Officer courses for safety officers and Rating safety courses. Additionally, a Safety Orientation Seminar is conducted every month for the ratings in Manila to emphasize key messages around safety.

Depending on existing HSEQ trends, various campaigns are run to address the shortcomings that are identified.

Additionally, a number of other projects have been implemented, including the Navigation Safety Handbook, Significant Incident Potential (SIP), Behavioral Safety (E-colors) as well as Risk Tools handbook.

We provide, through our subsidiaries and affiliates, expertise in various functions critical to our operations and access to human resources, financial and other administrative functions. Critical ship management functions include:

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

Risk of Loss, Insurance and Risk Management
The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation and transfer/lightering of crude oil and petroleum products is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts. The occurrence of any of these events may result in loss of revenues or increased costs.

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism). None of our vessels are insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience. We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution.

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

The applicable classification society certifies that the vessel’s design and build conforms to the applicable class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society in accordance to the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. As our vessels are modern and we have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry dock at two and a half to five-year intervals. In-water inspection is carried out during the second or third annual inspection (e.g. during an intermediate survey).

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
International Maritime Organization (or IMO)
The IMO is the United Nations’ agency for maritime safety and prevention of pollution. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations, and subject to limited exceptions, a tanker must be of double-hull construction in accordance with the requirements set out in these regulations or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.

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

Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. In October 2016 the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement will be applicable for new ships constructed on or after January 1, 2021 if they visit the Baltic or North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.

Effective January 1, 2020, Annex VI imposes a global limit for sulphur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. To comply with this new standard, ships may utilize different fuels containing low or zero sulphur (e.g., LNG or biofuels), or utilize exhaust gas cleaning systems, known as “scrubbers”. Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulphur emission requirements (e.g., scrubbers) became effective January 1, 2019. We have taken and continue to take steps to comply with the 2020 sulphur limit. At present, we have not installed any scrubbers on our fleet and we intend to switch over to burning low sulphur fuel from January 1, 2020.

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work; the amendments also set forth criteria for determining whether cargo residues are harmful to the marine environment and a new Garbage Record Book format.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. As of December 31, 2018, there were 79 contracting states to the convention. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. The IMO’s Marine Environment Protection Committee (or MEPC) agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017 must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey is completed on or after September 8, 2014 but prior to September 8, 2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017 if the first renewal survey after that date is completed prior to September 8, 2019 and if the previous two conditions are not met. Vessels will be required to meet the discharge standard D-2 by installing an approved Ballast Water Management System (or BWMS). Besides the IMO convention, ships sailing in U.S. waters are required to employ a type-approved BWMS which is compliant with USCG regulations. The USCG has approved a number of BWMS - Alfa Laval (Sweden), Ocean Saver (Norway), Sunrui (China), Optimarin (Norway), Ecochlor (USA), Erma First (Greece), Hyundai Heavy Industries Co. Ltd. (Korea), Qingdao Headway Technology Co. Ltd. (China), and JFE Engineering Corporation (Japan), out of which first two makers are under Teekay’s approved list for retrofit. We estimate that the installation of approved BWMS may cost between $2 million and $3 million per vessel.

Amendments to MARPOL Annex VI that makes the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessels Ship Energy Efficiency Management Plan (SEEMP) to include a part II describing the ship specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data to the Administration. This must be verified as compliant on or before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance will be issued by the administration/registered organization, which must be kept on board the ship.

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

Amendments to MARPOL Annex V were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The changes include criteria for determining whether cargo residues are harmful to the marine environment and a new Garbage Record Book (or GRB) format with a new garbage category for e-waste. Solid bulk cargo as per regulation VI/1-1.2 of SOLAS, other than grain, shall now be classified as per the criteria in the new Appendix I of MARPOL Annex V, and the shipper shall then declare whether or not the cargo is harmful to the marine environment. A new form of the GRB has been included in Appendix II to MAROL Annex V. The GRB is now divided into two parts: Part I - for all garbage other than cargo residues, applicable to all ships; PART II - for cargo residues only applicable to ships carrying solid bulk cargo. These changes are reflected in the vessels' latest revised GRB.

MSC 91 adopted amendments to SOLAS Regulation II-2/10 to clarify that a minimum of two-way portable radiotelephone apparatus for each fire party for firefighters' communication shall be carried on board. These radio devices shall be of explosion proof type or intrinsically safe type. All existing ships built before July 1, 2014 should comply with this requirement by the first safety equipment survey after July 1, 2018. All new vessels constructed (keel laid) on or after July 1, 2014 must comply with this requirement at the time of delivery. Amendments to SOLAS Regulation II-1/2/-12 on protection against noise, Regulation II-2/1 and II 2/10 on firefighting and new Regulation XI-12-1 on harmonization of survey periods of cargo ships not subject to the ESP code become effective January 1, 2020.

As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 liters. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 must comply no later than July 1, 2019.

Cyber-related risks are operational risks that are appropriately assessed and managed in accordance with the safety management requirements of the ISM Code. Cyber risks are required to be appropriately addressed in our safety management system no later than the first annual verification of the company's Document of Compliance after January 1, 2021.

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
Two regulations that are part of the implementation of the Port State Control Directive, came into force on January 1, 2011 and introduced a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.
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
IMO regulations required that as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. Certain modifications were necessary in order to optimize operation on low sulphur marine gas oil (LSMGO) of equipment originally designed to operate on Heavy Fuel Oil (or HFO). In addition, LSMGO is more expensive than HFO and this could impact the costs of operations. Our exposure to increased cost is in our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas are able to comply with fuel requirements. The global cap on the sulfur content of fuel oil is currently 3.5%, to be reduced to 0.5% by January 1, 2020.
The EU Ship Recycling Regulation aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and for recycling facilities both in the EU and in other countries. Each new ship has to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. Compliance timelines are as follows: EU-flagged new-buildings were required to have on board a verified Inventory of Hazardous Materials (IHM) with a Statement of Compliance at the latest by December 31, 2018, existing EU-flagged and non-EU-flagged vessels are required to have on board a verified IHM with a Statement of Compliance at the latest by December 31, 2020. The EU Commission adopted a European List of approved ship recycling facilities, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the Regulation.
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

OPA 90 also requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The USCG has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty or an alternative method subject to approval by the USCG. Under the self-insurance provisions, the ship owners or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the USCG regulations by obtaining financial guaranties from one of its subsidiaries covering our vessels. If other vessels in our fleet trade into the United States in the future, we expect to obtain guaranties from third-party insurers.

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

Owners or operators of vessels, including tankers, operating in U.S. waters are required to file vessel response plans with the USCG, and their tankers are required to operate in compliance with their USCG approved plans. Such response plans must, among other things:

•	address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst case discharge”;

•	describe crew training and drills; and

•	identify a qualified individual with full authority to implement removal actions.
All our vessels have USCG approved vessel response plans. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The USCG has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the EPA titled the “Vessel General Permit” and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates USCG requirements for ballast water exchange and includes specific technology-based requirements for vessels, and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2016, depending on the vessel size. The Vessel Incidental Discharge Act (or VIDA) became effective on December 4, 2018 and establishes a new framework for the regulation of vessel incidental discharges under the CWA. VIDA requires the EPA to develop performance standards for incidental discharges, and requires the USCG to develop regulations within two years of the EPA’s promulgation of standards. Under VIDA, all provisions of the Vessel General Permit remain in force and effect as currently written until the USCG regulations are finalized. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the Vessel General Permit and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards.
Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of greenhouse gases. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015 the Paris Agreement (or the Paris Agreement) was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with greenhouse gas emission reduction measures and targets from 2020 in order to limit the global temperature increases to well below 2˚ Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing greenhouse gas emissions from shipping.
In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of greenhouse gas emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016, the IMO’s MEPC adopted updated guidelines for the calculation of the EEDI. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnages and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018. All vessels are required to submit fuel consumption data to their respective administration/registered organizations for onward submission to the IMO for analysis and to help with decision making on future measures. The amendments require operators to update the vessel's SEEMP to include a part II describing the ship specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway and processes that will be used to report the data to the Administration, in order to ensure data quality is maintained. The vessels were required to be verified as compliant on or before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance will be issued by the administration/registered organization, which must be kept on board the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on reduction of greenhouse gas emissions from ships with an initial strategy adopted on April 13, 2018 and a revised strategy to be adopted in 2023.

The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of greenhouse gases from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification (MRV) of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central inspection database hosted by the European Maritime Safety Agency (EMSA) to collate all the data applicable to the EU region. Companies responsible for the operation of large ships using EU ports are required to report their CO2 emissions. While the EU was considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 (in the absence of a comparable system operating under the IMO) it appears that the decision to include shipping may be deferred until 2023.
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
As of December 31, 2018, Teekay Corporation (NYSE: TK), through its 100%-owned subsidiary Teekay Holdings Ltd., had a 28.8% economic interest in us through its ownership of 40.3 million of our shares of Class A common stock and 37.0 million shares of our Class B common stock.

Our shares of Class A common stock entitle the holders thereof to one vote per share and our shares of Class B common stock entitle the holders thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. Teekay Corporation currently holds a majority of the voting power of our common stocks, and as such, we are controlled by Teekay Corporation. Teekay Corporation also controls its public subsidiary Teekay LNG Partners L.P. (NYSE: TGP).

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2018.

D.	Property, Plant and Equipment
Other than our vessels and related equipment, we do not have any material property.

Please see “Item 4. Information on the Company - B. Business Overview - Our Fleet” for a description of our vessels and “Item 18. Financial Statements: Note 10 – Long-Term Debt and Note 11 – Leases” for information about major encumbrances against our vessels.

E.	Taxation of the Company

1.	United States Taxation
The following is a discussion of the expected material U.S. federal income tax considerations applicable to us. This discussion is based upon the provisions of the Code, legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

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

Based on our current operations, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. In addition, we believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn a material amount of such income in future years. However, certain of our subsidiaries which have made special U.S. tax elections to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes are potentially engaged in activities which could give rise to U.S. Source International Transportation Income. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Income generally is subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below.

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

Net Basis Tax and Branch Profits Tax. If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which would result in such income being treated as Effectively Connected Income.

U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that a material amount of our income has been or will be U.S. Source Domestic Transportation Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the statutory rate for 2018 onwards is 21%), and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income, without benefit of deductions. For 2018, we estimate that if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Income would have been approximately $5.9 million. The amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

2.	Marshall Islands Taxation
Because we and our controlled affiliates do not, and we do not expect that we or they will, conduct business, operations, or transactions in the Republic of the Marshall Islands, neither we nor our controlled affiliates are subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or re-domiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with requests made by the Marshall Islands registrar of corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by our controlled affiliates to us are not subject to Marshall Islands taxation.

3.	Other Taxation
We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions, but, we do not expect any such tax to be material. However, we cannot assure this result as tax laws in these or other jurisdictions may change, or we may enter into new business transactions relating to such jurisdictions, which could affect our tax liability.

Item 4A.	Unresolved Staff Comments
None.

Item 5.	Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
We were formed in October 2007 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and gas industries, and we completed our initial public offering in December 2007. Our business is to own oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. We further developed our service offerings to our customers through the 2015 purchase of a ship-to-ship (or STS) transfer business that provides full service lightering as well as lightering support services and consultancy and LNG terminal management services. This acquisition, which is adjacent to our core competencies, along with our existing conventional tanker commercial management and technical management operations, improved our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these business areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control.

Teekay Corporation currently holds a majority of the voting power of our common stock, which includes Class A common stock and Class B common stock.

Under our current dividend policy, quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to reserves our Board of Directors may determine are necessary for the prudent operations of the company. Dividend payments are subject to the discretion of our Board of Directors, and the policy remains subject to change. Adjusted net (loss) income is a non-GAAP measure which excludes specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of our financial results.
Significant Developments in 2018 and Early 2019
Board of Directors
In March 2019, we announced several changes to our Board of Directors. Director William Lawes retired from our Board effective March 31, 2019. Directors Bjorn Moller and Richard J.F. Bronks will retire from our Board, effective at the 2019 annual meeting of shareholders. The Board has also nominated David Schellenberg, a current director of Teekay Corporation, to stand for election as a director at the 2019 annual meeting. With these changes, we expect the size of our Board of Directors to be reduced subsequent to William Lawes' retirement from six members to five members.

Working Capital Borrowing Base Facility Agreement

In November 2018, one of our subsidiaries entered into a working capital loan facility agreement which provides for available aggregate borrowings of up to $40.0 million by the subsidiary, subject to certain limits based on the amount of accounts receivable and accrued revenues, with the option to increase the facility up to an additional $15.0 million, subject to approval of the lender. As of December 31, 2018, we had not drawn any amounts under this facility.

Sale-leaseback Financing Transactions

In February 2019, we signed a term sheet for a $63.7 million sale-leaseback financing transaction relating to two of our Suezmax tankers. If completed, we expect to increase our liquidity position by approximately $25 million after the repayment of outstanding debt related to these vessels. The transaction, which remains subject to customary conditions precedent and execution of definitive documentation, is expected to be completed in the second quarter of 2019.

In November 2018, we completed a $84.7 million sale-leaseback financing transaction relating to four of our vessels including two Aframax tankers, one Suezmax tanker and one LR2 product tanker. Each vessel is leased on a bareboat charter with terms ranging from 10 to 12 years, with fixed daily rates on the charters ranging between $5,000 and $7,800, and with purchase options for all four vessels throughout the remaining lease term beginning in November 2021 and upon maturity of the bareboat charters. Proceeds from the sale-leaseback transaction were used to refinance one of our corporate revolvers which matured in November 2018, and to prepay a portion of another loan facility.

In September 2018, we completed a $156.6 million sale-leaseback financing transaction relating to six of our Aframax tankers. Each vessel is leased on a bareboat charter, with terms ranging from nine to 10 years, with fixed daily rates on the charters ranging between $9,400 and $11,200, and with purchase options for all six vessels throughout the remaining lease term beginning in September 2020. We are obligated to purchase each vessel upon maturity of the bareboat charters. Proceeds from the sale-leaseback transaction were used to prepay a portion of one of our loan facilities.

Changes to Authorized Common Stock

In July 2018, we amended our amended and restated articles of incorporation, increasing the authorized number of Class A common shares from 285,000,000 to 485,000,000 and the total authorized number of shares of capital stock from 485,000,000 to 685,000,000.

In March 2018, we increased the authorized number of Class A common shares issuable under our 2007 Long-Term Incentive Plan by 6.0 million shares. As of December 31, 2018, approximately 4.3 million shares of our Class A common stock remained as reserves pursuant to the 2007 Long-Term Incentive Plan for issuance of options or restricted stock units to be granted.

STX Offshore & Shipbuilding Co., Ltd (or STX) Arbitration

In 2014 we brought action against STX for its repudiation of four firm shipbuilding contracts and an option agreement for additional vessels. In November 2017, each of our four subsidiaries to the repudiated contracts became entitled to receive, as part of a rehabilitation plan relating to STX's bankruptcy proceedings, an $8.9 million award, 7% of which was to be paid in cash annually through 2026, and 93% of which was to be paid in STX equity. In June 2018, our subsidiaries received a total of 315,856 shares of STX, representing a minor percentage interest.

As of December 31, 2018, the STX shares were de-listed and no amounts have been recorded due to the uncertainty of their value. In addition, we have not recognized a receivable with respect to the non-interest-bearing cash award due to uncertainty of collection.

Please refer to Item 18 - Financial Statements: Note 22 - Shipbuilding Contracts.

Dividend Policy

Effective May 2018, we eliminated the payment of our minimum quarterly dividend of $0.03 per share in order to preserve liquidity during the cyclical downturn of the tanker spot market. Under the revised dividend policy, quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to reserves our Board of Directors may determine are necessary for the prudent operations of the company. Dividend payments are subject to the discretion of our Board of Directors, and the policy remains subject to change.

Time Chartered-in Vessels

During the fourth quarter of 2018, we entered into time charter-in contracts for 2.5 Aframax vessel equivalents for periods ranging one to two years with extension options. The new time charter-in contracts have a weighted average daily rate of $17,600.

In March 2018, we entered into time charter-in contracts for two Aframax vessels, with an average daily rate of approximately $11,900 and firm periods of 45 days to six months. The charter contract for one of the Aframax tankers included a 50/50 profit sharing component with the option to extend the contract for six months at an escalated rate. The charter contract for the other Aframax tanker had a maximum period of approximately four months and the vessel was used to support full service lightering operations. Both Aframax tankers were redelivered back to their respective owners in June and September 2018. We also redelivered one in-chartered Aframax tanker back to its owner in March 2018.

Time Chartered-out Vessels

In July 2018, we entered into a time charter-out contract for one Suezmax tanker, with a daily rate of $17,500 and a firm period of 12 months, with an option to extend the contract at an escalated rate. In January 2018, we entered into a time charter-out contract for one Suezmax tanker, with a daily rate of $17,250 and a period of six to nine months, with an option to extend the contract to a year at an escalated rate.

During 2018, six time chartered-out Suezmax tankers, seven time chartered-out Aframax tankers and two time chartered-out LR2 product tankers were redelivered to us. All of these vessels were trading in the spot market as of December 31, 2018.

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

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the shipowner under voyage charters and the customer under time charters, except when the vessel is off-hire during the term of a time charter, in which case the owner pays voyage expenses.

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
Our Charters

We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters are charters for shorter intervals that are priced on a current or “spot” market rate then adjusted for pool participation based on predetermined criteria, if applicable; and

•
Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Off hire (4)	Customer does not pay	Customer does not pay

(1)	“Hire” rate refers to the basic payment from the charterer for the use of the vessel.

(2)	Voyage expenses are all expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.

(3)	Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.

(4)	“Off-hire” refers to the time a vessel is not available for service.
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•
Adoption of Accounting Standards Update 2014-09. In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers (or ASU 2014-09) (please read "Item 18 – Financial Statements: Note 2 – Recent Accounting Pronouncements"). We have adopted ASU 2014-09 as a cumulative-effect adjustment as of January 1, 2018, and as a result, comparative 2017 and 2016 periods do not reflect the effect of this new standard. The following differences had a material effect on revenues reported in the year ended December 31, 2018:

◦
We previously presented the net allocation for its vessels participating in RSAs as net pool revenues. We have determined that we are the principal in voyages our vessels perform that are included in the RSAs. As such, the revenue from those voyages is presented in voyage charter revenues and the difference between this amount and our net allocation from the RSA is presented as voyage expenses. This had the effect of increasing voyage charter revenues and voyage expenses for the year ended December 31, 2018 by $292.6 million. There was no cumulative impact to opening equity as at January 1, 2018.

◦
We previously presented all accrued revenue as a component of accounts receivable. We have determined that if the right to such consideration is conditioned upon something other than the passage of time, such accrued revenue should be presented apart from accounts receivable. This had the effect of increasing other current assets and decreasing accounts receivable by $17.9 million at December 31, 2018.

•
Our financial results reflect the results of TTOL for all periods TTOL was under common control. Our May 2017 acquisition from Teekay of the remaining 50% interest in TTOL was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interests method. Under this method of accounting our consolidated financial statements, for periods prior to the respective date the controlling interest in TTOL was actually acquired by us, is retroactively adjusted to include the results TTOL. The period retroactively adjusted includes all periods that we and TTOL, as applicable, were both under the common control of Teekay and had begun operations. All financial or operational information contained herein for the periods prior to the respective date the controlling interests in TTOL was actually acquired by us, and during which we and TTOL were under common control of Teekay, are retroactively adjusted to include the results of TTOL and are also referred to as the “Entities under Common Control”.

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

•
The amount and timing of dry dockings of our vessels can significantly affect our revenues between periods. Our vessels are normally off hire when they are being dry docked. We had eight vessels drydock in 2018, compared to seven vessels which dry docked in 2017 and two vessels which dry docked in 2016. The total number of off-hire days relating to dry dockings during the years ended December 31, 2018, 2017 and 2016 were 295, 221, and 82, respectively. For our current fleet, there are 17 owned and leased vessels scheduled to dry dock in 2019.

Results of Operations
In accordance with GAAP, we report gross revenues in our consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, and industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time-charter contracts, the customer usually pays the voyage expenses, while under voyage charters, the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost (as is also described in "Our Charters" above). Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

The operating results of our conventional tanker segment and STS segment are presented separately. Our conventional tanker segment includes the operations of all our tankers, including those employed on full service lightering contracts. Our STS transfer segment includes the operating results from lightering support services provided to our conventional tanker segment as part of full service lightering operations and other services provided to our customers associated with our lightering support operations.

Summary

Our consolidated income from vessel operations increased to $7.2 million for the year ended December 31, 2018, compared to $1.4 million in the prior year. The primary reasons for this increase are as follows:

•
an increase in income from operations of $16.9 million primarily due to lower operating losses in 2018 as a result of the sales of the Ganges Spirit, Yamuna Spirit, Kyeema Spirit, Kareela Spirit and Kanata Spirit in 2017;

•
an increase in income from operations of $3.9 million primarily due to our full service lightering (or FSL) operations as a result of higher realized FSL spot rates and changes in the utilization of dedicated FSL vessels;

•
an increase in income from operations of $3.3 million resulting from lower operating expenses primarily due to the scope and timing of repairs and planned maintenance activities in 2018 as compared to 2017; and

•	an increase in income from operations of $2.0 million due to the redeliveries to their owners of various in-chartered tankers whose earnings were lower than their time-charter hire expenses;

partially offset by

•
a net decrease in income from operations of $20.9 million primarily due to the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates.

We manage our business and analyze and report our results of operations on the basis of two reportable segments: the conventional tanker segment and the STS transfer segment. Please refer to Item 18 - Financial Statements: Note 6 - Segment Reporting. Details of the changes to our results of operations for each of our segments for the years ended December 31, 2018, 2017 and 2016 are provided below.

Year Ended December 31, 2018 versus Year Ended December 31, 2017
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

The following table presents our operating results for the years ended December 31, 2018 and 2017 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2018	2017 (1)	% Change
Revenues	720,076	391,267	84%
Less: voyage expenses (2)	(373,064)	(87,879)	325%
Net revenues	347,012	303,388	14%
Vessel operating expenses	(174,278)	(135,740)	28%
Time-charter hire expense	(13,537)	(25,666)	(47)%
Depreciation and amortization	(114,062)	(95,433)	20%
General and administrative expenses	(36,481)	(29,539)	24%
Loss on sale of vessels	—	(13,034)	(100)%
Restructuring charges	(152)	—	100%
Income from vessel operations	8,502	3,976	114%
Equity income (loss)	1,220	(25,370)	(105)%

(1)	The comparative period does not include the impact of the January 1, 2018 adoption of ASU 2014-09. Please refer to Item 18 - Financial Statements: Note 2 - Recent Accounting Pronouncements.

(2)
Includes $12.5 million and $10.5 million of voyage expenses for the years ended December 31, 2018 and 2017, respectively, relating to lightering support services which the STS transfer segment provided to the conventional tanker segment for FSL operations.

Tanker Market
Crude tanker spot rates were at multi-year lows during the first half of 2018 as OPEC supply cuts took their toll on tanker demand. However, the market appeared to reach an inflection point in the middle of the year, as an increase in oil supply from both OPEC and non-OPEC sources, and a period of lower fleet growth, allowed rates to recover.

Crude tanker spot rates improved significantly during the fourth quarter of 2018, spurred by both winter market seasonality and positive underlying supply / demand fundamentals. In the fourth quarter of 2018, OPEC crude oil production rose to 33.0 million barrels per day (mb/d), the highest level since July 2017 and up from 32.0 mb/d earlier in the year. Russian oil production reached a record high 11.5 mb/d by the end of the year, which was positive for mid-size tanker demand in the Mediterranean / Black Sea and Baltic Sea regions. Rising U.S. exports was also supportive of crude tanker demand, with US crude oil production reaching a record high 11.7 mb/d during the fourth quarter and crude oil exports reaching 2.5 mb/d. This was positive for both crude tanker demand, as well as lightering demand in the US Gulf.

Crude tanker spot rates have softened through the first quarter of 2019, which is typical for this time of year as refineries enter into seasonal maintenance programs. OPEC supply cuts are also weighing on crude tanker demand, with OPEC (plus select non-OPEC partners) pledging to cut production by 1.2 mb/d starting in January 2019. Early data suggests that OPEC is achieving high compliance with these cuts, which is negative for crude tanker demand in the near-term. We expect OPEC cuts to have a negative impact on crude tanker demand through the first half of the year, though the oil market is reasonably well balanced, and we believe that OPEC will have to return oil to the market during the second half of the year when oil demand is expected to increase substantially versus first half levels.

The global tanker fleet grew by just 5.7 million deadweight tonnes (mdwt), or 1.0%, in 2018, which was the lowest level of tanker fleet growth since 2001. High tanker scrapping was the main driver of low fleet growth in 2018, with a total of 22.4 mdwt removed (the fifth highest scrapping year on record). Looking ahead, we expect an increase in tanker fleet growth during 2019 as a firmer freight rate environment should lead to relatively fewer vessels sold for scrap. We expect total tanker fleet growth of approximately 3.5% during 2019, with much of this growth weighted towards the first half of the year. This will further add to pressure on the crude tanker market during the early part of the year, although it paves the way for much lower fleet growth in the second half of 2019 and into 2020, when we forecast that the global tanker fleet will grow by less than 2%.

Global oil demand remains firm, with the IEA forecasting growth of 1.4 mb/d growth in 2019. Furthermore, we expect that tanker demand will be boosted in 2019 by an increase in global refining capacity. According to the IEA, a total of 2.6 mb/d of new refining capacity will come online in 2019, which is the largest annual increase on record. This should be positive for both crude and product tanker demand. We also expect that the new IMO 2020 regulations will be positive for tanker demand, as it should lead to an increase in refinery throughput. The new regulations could also open up a number of new trade patterns and arbitrage opportunities for both crude and product, which would be beneficial for overall tonne-mile demand. Finally, new pipeline capacity to the U.S. Gulf Coast is expected to lift U.S. crude exports during the second half of 2019 from approximately 2.5 mb/d at present to approximately 4 mb/d, which is expected to be beneficial for both crude tanker demand and U.S. Gulf lightering demand.

In summary, we believe that OPEC supply cuts, higher fleet growth, and the impact of seasonal refinery maintenance could weigh on tanker demand through the first half of the year. However, we believe that this will give way to a much stronger second half of 2019 and 2020 due to strong underlying oil demand, an increase in US crude oil exports, the return of OPEC crude oil supply, lower tanker fleet growth, and the positive impact of IMO 2020.
Fleet and TCE Rates
As at December 31, 2018, we owned 56 double-hulled conventional oil tankers, had time-chartered in three Aframax tankers and owned a 50% interest in one VLCC, the results of which are included in equity income (loss). The number of vessels we own, as well as our financial and operational results, include the Entities under Common Control in all relevant periods presented. Please read Item 18 - Financial Statements: Note 4 - Acquisition of Entities under Common Control included in the notes to our consolidated financial statements included in this Annual Report.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following tables outline the average TCE rates earned by vessels for 2018 and 2017:

	Conventional Tanker Segment
	Year Ended December 31, 2018
	Revenues (1)(2)	Voyage Expenses (1)(3)	Adjustments (4)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (4)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$359,711	($202,639)	$1,144	$158,216	9,795	$16,154
Voyage-charter contracts - Aframax (5)	$236,137	($148,629)	$915	$88,423	5,515	$16,034
Voyage-charter contracts - LR2	$71,175	($36,172)	$154	$35,157	2,488	$14,131
Time-charter out contracts - Suezmax	$16,899	($606)	$204	$16,497	819	$20,144
Time-charter out contracts - Aframax	$35,602	($566)	$470	$35,506	1,674	$21,216
Time-charter out contracts - LR2	$7,357	($94)	$4	$7,267	420	$17,287
Total	$726,881	($388,706)	$2,891	$341,066	20,711	$16,469

(1)
The impact of our January 1, 2018 adoption of ASU 2014-09 increased revenues and voyage expenses by $292.5 million for 2018. Please refer to Item 1 – Financial Statements: Note 2 – Recent Accounting Pronouncements for further details.

(2)	Excludes $5.9 million of commissions and management fees earned from TTOL from the management of external vessels trading in RSAs and $2.9 million of bunker commissions earned.

(3)
Includes $12.5 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment and $15.6 million of voyage expenses incurred by the vessels that were internally chartered from the RSA to perform full service lightering.

(4)	Average TCE per Revenue Day excludes off-hire bunker and other expenses (income) included as part of the adjustments.

(5)
Includes $104.9 million of revenues and $80.6 million of voyage expenses related to the full service lightering business, which includes $12.5 million of inter-segment voyage expenses referenced in note 3 relating to the full service lightering business by the STS transfer segment.

	Conventional Tanker Segment
	Year Ended December 31, 2017
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$98,550	($5,618)	$525	$93,457	5,621	$16,627
Voyage-charter contracts - Aframax (4)	$141,763	($80,220)	$727	$62,270	3,956	$15,739
Voyage-charter contracts - LR2	$25,353	($141)	$306	$25,518	1,771	$14,407
Voyage-charter contracts - MR	$11	—	($10)	$1	—	—
Time-charter out contracts - Suezmax	$45,745	($932)	$18	$44,831	1,853	$24,198
Time-charter out contracts - Aframax	$50,964	($686)	$151	$50,429	2,283	$22,085
Time-charter out contracts - LR2	$15,391	($265)	($13)	$15,113	837	$18,063
Total	$377,777	($87,862)	$1,704	$291,619	16,321	$17,867

(1)
Excludes $10.4 million of commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs, $2.6 million of bunker commissions earned and $0.6 million of revenue earned from a profit-sharing agreement.

(2)	Includes $10.5 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment.

(3)	Average TCE per Revenue Day excludes off-hire bunker and other expenses (income) included as part of the adjustments.

(4)
Includes $92.8 million of revenues and $72.4 million of voyage expenses related to the full service lightering business, which include $10.5 million of inter-segment voyage expenses referenced in note 2 relating to the full service lightering business by the STS transfer segment.

Net Revenues. Net revenues increased to $347.0 million for 2018 from $303.4 million for 2017, primarily due to:

•
a net increase of $67.4 million primarily due to the addition of 18 vessels that we acquired as part of our merger with Tanker Investments Ltd. (or TIL), which was completed in the fourth quarter of 2017, and the addition of five Aframax in-chartered tankers that were delivered to us during 2018, partially offset by the redeliveries of various in-chartered tankers to their owners at various times during 2017 and the sales of one Suezmax tanker and three Aframax tankers in 2017;

•	an increase of $3.9 million due to an increase in the number of voyages related to our full service lightering operations in 2018 compared to 2017; and

•
a net increase of $0.9 million due to a higher average realized spot tanker rates earned by our Aframax tankers, partially offset by lower average realized spot tanker rates earned by our Suezmax and LR2 tankers in 2018 compared to 2017;

partially offset by

•	a net decrease of $19.9 million due to the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates in 2018 compared to 2017;

•	a decrease of $4.5 million due to lower commissions and management fees earned from TTOL from the management of fewer external vessels trading in the RSAs in 2018 compared to 2017; and

•	a net decrease of $4.0 million due to more off-hire days, higher off-hire bunker and other expenses in 2018 compared to 2017.

Vessel Operating Expenses. Vessel operating expenses increased to $174.3 million for 2018 from $135.7 million for 2017, primarily due to:

•	an increase of $50.7 million primarily due to the addition of 18 vessels that we acquired in the merger with TIL in November 2017;
partially offset by

•	a decrease of $7.6 million primarily resulting from the sales of three Aframax tankers and two Suezmax tankers during 2017;

•	a decrease of $3.1 million due to the scope of repairs and planned maintenance activities in 2018 as compared to 2017; and

•	a decrease of $1.6 million primarily due to lower port expenses and insurance premiums paid in 2018 as compared to 2017.
Time-charter Hire Expense. Time-charter hire expense decreased to $13.5 million for 2018 from $25.7 million for 2017, primarily due to seven Aframax tankers and one LR2 product tanker redelivering back to their respective owners in 2017, partially offset by the addition of five Aframax tankers we in-chartered during 2018 and the fourth quarter of 2017, and a higher number of revenue days related to drydocking of one Aframax tanker.

Depreciation and Amortization. Depreciation and amortization increased to $114.1 million for 2018 from $95.4 million for 2017. The increase primarily relates to the addition of 18 vessels in November 2017 due to the merger with TIL and the depreciation related to capitalized dry-docking expenditures which increased in 2018 compared to 2017, partially offset by the sales of three Aframax tankers in 2017.

General and Administrative Expenses. General and administrative expenses increased to $36.5 million for 2018 from $29.5 million for 2017, primarily due to:

•
an increase of $4.0 million due to higher administrative, strategic management, and other fees incurred relating to changes in levels of corporate support due to the increase in fleet size resulting from the merger with TIL in November 2017;

•
a net increase of $1.9 million due to higher corporate expenses incurred during 2018 primarily as a result of professional fees related to management initiatives and higher director liability insurance costs incurred in 2018 as compared to 2017, partially offset by lower legal fees incurred related to the STX arbitration in 2018 as compared to 2017; and

•	an increase of $0.5 million primarily due to an increase in fees paid to our Board of Directors.

Loss on Sale of Vessels. The loss on sale of vessels of $13.0 million for the year ended December 31, 2017 primarily relates to the sales of three Aframax tankers which were delivered to their new owners in the second, third and fourth quarters of 2017, respectively, and two Suezmax tankers which completed their respective sales in the first quarter of 2017. Please refer to Item 18 – Financial Statements: Note 20 – Sale of Vessels.
Equity Income (Loss).
The following table reflects our equity income (loss) for 2018 and 2017,

	Year Ended December 31,
(in thousands of U.S. dollars)	2018	2017
High-Q Joint Venture	1,220	3,071
Tanker Investments Ltd.	—	(28,443)
Gemini Tankers L.L.C.	—	2
Total equity income (loss)	1,220	(25,370)

Equity income increased to $1.2 million in 2018 from equity losses of $25.4 million for 2017, primarily due to:

•
a decrease in equity losses of $28.4 million primarily due to a $26.7 million net write-down of our investment in TIL to its fair market value in 2017 and lower equity losses in 2018, both resulting from the TIL merger;

partially offset by

•
a decrease in equity income of $1.9 million primarily resulting from lower earnings recognized in 2018 due to the dry dock of the joint venture's VLCC, which was completed in June 2018, and the expiry of the time-charter out contract for the VLCC in May 2018, which subsequently traded on spot voyages at lower average realized rates.

Please refer to Item 18 – Financial Statements: Note 7 – Investments in and advances to Equity-Accounted for Investments.
Ship-to-ship Transfer Segment
Our STS transfer segment consists of our lightering support services, including those services provided to our conventional tanker segment, which includes full service lightering operations, and other lightering support services.

The following table presents our operating results for the years ended December 31, 2018 and 2017 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2018	2017	% Change
Revenues (1)	48,175	50,422	(4)%
Less: voyage expenses	—	—	—%
Net revenues	48,175	50,422	(4)%
Vessel operating expenses	(34,853)	(39,649)	(12)%
Time-charter hire expense	(6,001)	(4,995)	20%
Depreciation and amortization	(4,452)	(5,048)	(12)%
General and administrative expenses	(3,294)	(3,340)	(1)%
Gain on sale of vessels	170	50	240%
Restructuring charges	(1,043)	—	100%
Loss from vessel operations	(1,298)	(2,560)	(49)%

(1)
Includes $12.5 million of revenues for the year ended December 31, 2018 (2017 - $10.5 million) relating to lightering support services which the STS transfer segment provided to the conventional tanker segment for FSL operations.

Net Revenues. Net revenues decreased to $48.2 million for the year ended December 31, 2018 compared to $50.4 million for the prior year. The decrease was primarily due to a reduction in the number of jobs related to our lightering support service operations as a result of our efforts to reduce low margin business.

Vessel Operating Expenses. Vessel operating expenses decreased to $34.9 million for the year ended December 31, 2018 compared to $39.6 million for the same period in the prior year. The changes in vessel operating expenses were primarily due to decreases in the number of lightering support service operations.

Time-charter Hire Expense. Time-charter hire expense increased to $6.0 million for the year ended December 31, 2018 compared to $5.0 million for the same period in the prior year. The increase was primarily due to more in-charter days for vessels supporting our lightering support service operations.

Depreciation and Amortization. Depreciation and amortization decreased to $4.5 million for the year ended December 31, 2018 compared to $5.0 million for the same period in the prior year. The decrease was primarily due to the 2018 sale of one lightering support vessel.

Restructuring Charges. Restructuring charges were $1.0 million for the year ended December 31, 2018 and primarily relate to the termination of certain employees as a result of management restructuring of our lightering support services operations.
Other Operating Results
The following table compares our other operating results for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
(in thousands of U.S. dollars)	2018	2017
Interest expense	(58,653)	(31,294)
Interest income	879	907
Realized and unrealized gain on derivative instruments	3,032	1,319
Freight tax and other expenses	(9,412)	(5,330)
Other income	3,182	329

Interest Expense. Interest expense increased to $58.7 million for 2018 from $31.3 million for 2017, primarily due to the debt facilities assumed and refinanced as a result of the merger with TIL in November 2017, the additional interest expense incurred relating to the sale- leaseback transactions of eight Aframax tankers, one Suezmax tankers and one LR2 product tanker during 2018 and four Suezmax tankers in July 2017, and an increase in average variable interest rates related to our debt facilities. These were partially offset by a lower average balance on one of our corporate revolvers due to the scheduled repayments and prepayments made on the revolver in connection with the sales of three Aframax tankers and two Suezmax tankers in 2017.

Realized and Unrealized Gain on Derivative Instruments. Realized and unrealized gain on derivative instruments increased to $3.0 million for 2018 compared to a realized and unrealized gain of $1.3 million for 2017.

As at December 31, 2018, we had interest rate swap agreements with aggregate outstanding notional amounts of $292.6 million (December 31, 2017 - $338.8 million) with a weighted-average fixed rate of 1.45% (December 31, 2017 - 1.46%).

The changes in the fair value of the interest rate swaps resulted in unrealized gains of $0.6 million and $2.1 million for the years ended December 31, 2018 and 2017, respectively. The decrease in unrealized gains was primarily due to decreases in our long-term benchmark interest rates.

Effective June 1, 2016, we entered into a time-charter swap for 55% of two Aframax equivalent vessels. Under such agreement, we received $27,776 per day, less a 1.25% brokerage commission, and paid 55% of the net revenue distribution of two Aframax equivalent vessels employed in our Aframax RSA, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. As at December 31, 2017, the counter party option was not exercised resulting in the expiration of the time-charter swap. We recognized an unrealized loss of $0.9 million and a realized gain of $1.1 million in the year ended December 31, 2017.

In addition, we had a stock purchase warrant which had entitled us to purchase up to 750,000 shares of common stock of TIL. The stock purchase warrant was not exercised and was canceled upon completion of the TIL merger in November 2017. For the year ended December 31, 2017, we recognized an unrealized loss in respect of the stock purchase warrant of $0.3 million. Please refer to Item 18 - Financial Statements: Note 12 - Derivative Instruments.

Please see "Item 5 - Operating and Financial Review and Prospects - Critical Accounting Estimates - Valuation of Derivative Instruments", which explains how our derivative instruments are valued, including the significant factors and uncertainties in determining the estimated fair value and why changes in these factors result in material changes in realized and unrealized loss or gain on derivative instruments from period to period.

Freight Tax and Other Expenses. Freight tax and other expenses were $9.4 million in 2018, compared to $5.3 million in 2017. The increase is primarily due to an increase in our estimate of freight tax expense as a result of the increase in the average size of and trading patterns of our fleet, partially offset by historical balances which have now become statute-barred.

Other Income. Other income was $3.2 million in 2018, compared to $0.3 million in 2017. The increase is primarily due to changes in foreign exchange rates related to our freight tax accrual balances.

Net Loss. As a result of the foregoing factors, we recorded a net loss of $52.5 million for 2018, compared to a net loss of $58.0 million for 2017.

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

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2017 (1)	2016 (1)	% Change
Revenues	391,267	512,608	(24)%
Less: voyage expenses (2)	(87,879)	(56,805)	55%
Net revenues	303,388	455,803	(33)%
Vessel operating expenses	(135,740)	(150,100)	(10)%
Time-charter hire expense	(25,666)	(57,368)	(55)%
Depreciation and amortization	(95,433)	(99,024)	(4)%
General and administrative expenses	(29,539)	(29,432)	—%
Loss on sale of vessels	(13,034)	(20,926)	(38)%
Income from vessel operations	3,976	98,953	(96)%
Equity (loss) income	(25,370)	7,680	(430)%

(1)	The comparative periods do not include the impact of the January 1, 2018 adoption of ASU 2014-09. Refer to Item 18 - Financial Statements: Note 2 - Recent Accounting Pronouncements.

(2)
Includes $10.5 million and $3.2 million of voyage expenses for the year ended December 31, 2017 and 2016, respectively, relating to lightering support services which the STS transfer segment provided to the conventional tanker segment for FSL operations.

Fleet and TCE Rates
As at December 31, 2017, we owned 56 double-hulled conventional oil tankers, time-chartered in one Aframax tanker and owned a 50% interest in one VLCC, the results of which are included in equity (loss) income. The number of vessels we own, as well as our financial and operational results, include the Entities under Common Control in all relevant periods presented. Please read Item 18 - Financial Statements: Note 4 - Acquisition of Entities under Common Control included in the notes to our consolidated financial statements included in this Annual Report.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before related-party pool management fees and pool commissions, and off-hire bunker expenses. The following table outlines the average TCE rates earned by vessels for 2017 and 2016:

	Conventional Tanker Segment
	Year Ended December 31, 2017
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$98,550	($5,618)	$525	$93,457	5,621	$16,627
Voyage-charter contracts - Aframax (4)	$141,763	($80,220)	$727	$62,270	3,956	$15,739
Voyage-charter contracts - LR2	$25,353	($141)	$306	$25,518	1,771	$14,407
Voyage-charter contracts - MR	$11	—	($10)	$1	—	—
Time-charter out contracts - Suezmax	$45,745	($932)	$18	$44,831	1,853	$24,198
Time-charter out contracts - Aframax	$50,964	($686)	$151	$50,429	2,283	$22,085
Time-charter out contracts - LR2	$15,391	($265)	($13)	$15,113	837	$18,063
Total	$377,777	($87,862)	$1,704	$291,619	16,321	$17,867

(1)
Excludes $10.4 million of commissions and management fees earned from TTOL from the management of external vessels trading in the RSAs, $2.6 million of bunker commissions earned and $0.6 million of in-process revenue contract revenue.

(2)	Includes $10.5 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment to the FSL business.

(3)	Average TCE per Revenue Day excludes off-hire bunker and other expenses included as part of the adjustments.

(4)	Includes $92.8 million of revenues and $72.4 million of voyage expenses related to the FSL business, which includes $10.5 million of inter-segment voyage expenses referenced in note 2 above.

	Conventional Tanker Segment
	Year Ended December 31, 2016
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (2)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$184,965	($5,068)	($59)	$179,838	6,705	$26,820
Voyage-charter contracts - Aframax (4)	$158,272	($50,185)	$392	$108,479	5,145	$21,086
Voyage-charter contracts - LR2	$48,599	$53	($36)	$48,616	2,572	$18,903
Voyage-charter contracts - MR	$8,305	($30)	$302	$8,577	535	$16,035
Time-charter out contracts - Suezmax	$30,597	($731)	$99	$29,965	1,029	$29,124
Time-charter out contracts - Aframax	$54,593	($338)	$40	$54,295	2,327	$23,332
Time-charter out contracts - LR2	$12,201	($273)	($30)	$11,898	526	$22,629
Total	$497,532	($56,572)	$708	$441,668	18,839	$23,445

(1)
Excludes $11.2 million of commissions and management fees earned by TTOL from the management of external vessels trading in the RSAs, $2.6 million of bunker commissions earned and $1.2 million of in-process revenue contract revenue.

(2)
Includes $3.2 million of inter-segment voyage expenses relating to lightering support services provided by the STS transfer segment to the FSL business and excludes $0.3 million of voyage expenses incurred by TTOL.

(3)
Average TCE per Revenue Day excludes $0.7 million in pool management fees and commissions payable for commercial management for our vessels, off-hire bunker and other expenses, all of which are included as part of the adjustments.

(4)	Includes $48.2 million of revenues and $34.8 million of voyage expenses related to the FSL business, which includes $3.2 million of inter-segment voyage expenses referenced in note 2, above.

Net Revenues. Net revenues decreased to $303.4 million for 2017 from $455.8 million for 2016, primarily due to:

•	a decrease of $66.5 million due to lower average realized spot tanker rates earned by our Suezmax, Aframax and LR2 tankers in 2017 compared to 2016;

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

•
a decrease of $0.9 million due to lower commissions and management fees earned from TTOL from the management of external vessels trading in the RSAs and bunker commissions received in 2017 compared to 2016;

partially offset by

•	an increase of $7.0 million due to an increase in the number of voyages related to our full service lightering operations in 2017 compared to 2016.

Vessel Operating Expenses. Vessel operating expenses decreased to $135.7 million for 2017 from $150.1 million for 2016, primarily due to:

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

Time-charter Hire Expense. Time-charter hire expense decreased to $25.7 million for 2017 from $57.4 million for 2016, primarily due to the changes in the average size of the in-charter fleet.

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

partially offset by

•
a decrease of $1.3 million due to higher corporate expenses incurred during 2016 primarily as a result of legal expenses related to our vessel construction and option agreements with STX of South Korea; and

•
a decrease of $0.6 million primarily due to decreased stock-based compensation granted to our Board of Directors, one of our officers and certain employees of Teekay subsidiaries that provided services to us.

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

The loss on sale of vessels for the year ended December 31, 2016 primarily relates to the sale of the two MR tankers and the two held for sale Suezmax tankers which were written down to their respective agreed sales prices in the fourth quarter of 2016 and which sales were completed in the first quarter of 2017. Please refer to Item 18 - Financial Statements: Note 20 - Sale of Vessels.

Equity (Loss) Income.
The following table reflects our equity (loss) income for 2017 and 2016,

	Year Ended December 31,
(in thousands of U.S. dollars)	2017	2016
High-Q Joint Venture	3,071	4,359
Tanker Investments Ltd.	(28,443)	3,515
Gemini Tankers L.L.C.	2	(194)
Total equity (loss) income	(25,370)	7,680

Equity (loss) income decreased to $(25.4) million in 2017 from $7.7 million for 2016, primarily due to:

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

Please refer to Item 18 - Financial Statements: Note 7 - Investments in and advances to Equity-Accounted for Investments.

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

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2017	2016	% Change
Revenues (1)	50,422	41,136	23%
Less: voyage expenses	—	—	—%
Net revenues	50,422	41,136	23%
Vessel operating expenses	(39,649)	(32,498)	22%
Time-charter hire expense	(4,995)	(2,279)	119%
Depreciation and amortization	(5,048)	(5,125)	(2)%
General and administrative expenses	(3,340)	(3,767)	(11)%
Gain on sale of vessels	50	332	(85)%
Loss from vessel operations	(2,560)	(2,201)	16%

(1)
Includes $10.5 million of revenues for the year ended December 31, 2017 (2016 - $3.2 million) relating to lightering support services which the STS transfer segment provided to the conventional tanker segment for FSL operations.

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

Other Operating Results
The following table compares our other operating results for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
(in thousands of U.S. dollars)	2017	2016
Interest expense	(31,294)	(29,784)
Interest income	907	117
Realized and unrealized gain (loss) on derivative instruments	1,319	(964)
Freight tax and other expenses	(5,330)	(7,511)
Other income	329	1,533

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

As at December 31, 2017, we had interest rate swap agreements with aggregate outstanding notional amounts of $338.8 million with a weighted-average fixed rate of 1.46%. Realized losses on the interest rate swaps decreased to $1.0 million in 2017 compared to $12.8 million in 2016 primarily due to the termination of an interest rate swap in the first quarter of 2016 and the expiration of another interest rate swap in October 2016. This was partially offset by the nine new interest rate swap agreements which were entered into in February 2016.

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

Effective June 1, 2016, we also entered into a time-charter swap for 55% of two Aframax equivalent vessels. Under such agreement, we received $27,776 per day, less a 1.25% brokerage commission, and paid 55% of the net revenue distribution of two Aframax equivalent vessels employed in our Aframax RSA, less $500 per day, for a period of 11 months plus an additional two months at the counterparty's option. As at December 31, 2017, the counter-party option was not exercised resulting in the expiration of the time-charter swap. We have recognized an unrealized loss of $0.9 million in the year ended December 31, 2017, compared to an unrealized gain of $0.9 million for the same period in the prior year.

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

Freight Tax and Other Expenses. Freight tax and other expenses was $5.3 million in 2017, compared to $7.5 million in 2016. The decrease is primarily due to a decrease in our estimate of freight tax expense as a result of the trading patterns of our fleet.

Other Income. Other income was $0.3 million in 2017, compared to $1.5 million in 2016. The decrease is primarily due to changes in foreign exchange rates related to our freight tax accrual balances.

Net (Loss) Income. As a result of the foregoing factors, we recorded a net loss of $58.0 million for 2017, compared to net income of $67.8 million for 2016.

Liquidity and Capital Resources
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at December 31, 2018, our total cash and cash equivalents were $54.9 million, compared to $71.4 million at December 31, 2017. Our cash balance at December 31, 2018 had decreased primarily as a result of repayments of our long-term debt, repayments of our obligations related to our capital leases, dividends paid on our shares of common stock, capital expenditures due to dry-docking activities and increases in working capital balances, partially offset by cash flow from our operations and proceeds received from the sale-leaseback of 10 vessels in 2018.

Our total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, was $66.7 million as at December 31, 2018, compared to $160.0 million as at December 31, 2017. In addition, as at December 31, 2018, one of our subsidiaries had up to $40 million of available aggregate borrowings available under a working capital loan we entered into in late-2018 for our RSA commercial management pool operations. A portion of the proceeds from this loan will be used to provide working capital in relation to certain vessels trading in the RSAs and to fund pooling operations. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations based on an expected tanker market recovery, existing cash and cash equivalents and undrawn long-term borrowings, or refinancing existing loans and proceeds of new financings, which we believe will be sufficient to meet our existing liquidity needs for at least the next 12 months. Potential additional sources of liquidity include the sale-leasebacks of additional vessels, some of the net proceeds of which would be used to prepay a portion of another loan facility, and the proceeds of a loan to finance working capital, mentioned above. Please read "Item 1 - Financial Statements: Note 18 - Liquidity."

Two of our term loans, with an aggregate outstanding balance of $166.4 million as at December 31, 2018, are guaranteed by Teekay and contain certain covenants. Please read "Item 18 - Financial Statements: Note 10 - Long-term Debt" in the notes to our consolidated financial statements included in this Annual Report. As part of our assessment of our liquidity, we have considered Teekay’s ability to comply with the covenants of these term loans for the one-year period following the issuance of our consolidated financial statements. Teekay has informed us that it expects it will comply with all required covenants and have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of Teekay’s consolidated financial statements, taking into account Teekay's plans to refinance its senior notes coming due in January 2020. Consequently, we do not expect any negative impact on our liquidity as a result of Teekay’s obligations under the two term loans.

Our short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of our obligations related to capital leases, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Effective May 2018, we eliminated the payment of our minimum quarterly dividend of $0.03 per share in order to preserve liquidity during the cyclical downturn of the tanker spot market. Under our revised dividend policy, quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to reserves our Board of Directors may determine are necessary for the prudent operations of the company. Dividend payments are subject to the discretion of our Board of Directors, and the policy remains subject to change. Adjusted net (loss) income is a non-GAAP measure which excludes specific items affecting net income (loss) that are typically excluded by securities analysts in their published estimates of our financial results. Specific items affecting net income (loss) include, among others, foreign exchange gain or losses, unrealized gains or losses on derivative instruments and gains or losses on sale of vessels.

Our long-term capital needs are primarily for capital expenditures and repayment of our loan facilities and obligations related to capital leases. Generally, we expect that our long-term sources of funds will be cash balances, cash flows from operations, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels.

In November 2018, one of our wholly-owned subsidiaries entered into a working capital loan facility agreement, which provides available aggregate borrowings of up to $40.0 million for the subsidiary, with the option to increase the facility up to an additional $15.0 million. The loan facility has an initial maturity date of six months after the first utilization date but shall be continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. As at December 31, 2018, no amounts had been drawn under this facility.

In November 2018, we completed an $84.7 million sale-leaseback financing transaction relating to four of our vessels. The transaction was structured as 10 to 12-year bareboat charters with an average rate of approximately $6,400 per day, with purchase options for all four vessels throughout the lease term beginning in November 2021. We used the proceeds from this transaction to refinance one of our corporate revolvers, which matured in November 2018, and to prepay a portion of one of our corporate revolving credit facilities.

In September 2018, we completed a $156.6 million sale-leaseback financing transaction relating to six of our vessels. The transaction was structured as nine to 10-year bareboat charters with an average rate of approximately $9,900 per day, with purchase options for all six vessels throughout the lease term beginning in September 2020 and an obligation to purchase the vessels on maturity of the bareboat charters. We used the proceeds from this transaction to repay a portion of one of our corporate revolving credit facilities.

Our obligations related to capital leases are described in Item 18 - Financial Statements: Note 11 - Leases, and our revolving credit facilities and term loans are described in Item 18 - Financial Statements: Note 10 - Long-term Debt in the notes to our consolidated financial statements included in this Annual Report. Our obligations related to capital leases require us to maintain minimum levels of cash and aggregate liquidity. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In addition, an event of default of our term loans will occur if any financial indebtedness of Teekay in excess of the covenant requirement is not paid when due. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants, which are described in further detail in Item 18 - Financial Statements: Note 10 - Long-Term Debt included in this Annual Report. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2018, we were in compliance with all covenants relating to our revolving credit facilities, term loans and obligations related to capital leases. Teekay also advised us that, as at December 31, 2018, it was in compliance with all covenants relating to the credit facilities and term loans to which we are party to.

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

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2018	2017	2016
Net cash flow (used for) provided by operating activities	(7,263)	80,489	206,546
Net cash flow used for financing activities	(3,448)	(178,466)	(290,853)
Net cash flow (used for) provided by investing activities	(4,492)	78,780	21,824
Operating Cash Flows
Changes in net cash flow from operating activities primarily reflect changes in realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, and vessel additions and dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.

Net cash flow provided by operating activities decreased by $87.8 million for the year ended December 31, 2018, compared to the same period in the prior year. This decrease was primarily due to:

•
a net decrease of $61.5 million in operating cash flows in 2018 due to the timing of the settlement of operating assets and liabilities, primarily related to the timing of settlements of our pool receivables and due to affiliates accounts compared to the prior year;

•
a decrease of $13.9 million in operating cash flows in 2018 relating to higher expenditures for dry-docking activities. In 2018, we dry docked five Suezmax tankers and three Aframax tankers, whereas in 2017, we dry docked three Suezmax tankers and four Aframax tankers; and

•
a net decrease of $12.3 million in operating earnings in 2018 primarily due to the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates, partially offset by lower operating losses in 2018 as a result of the vessel sales in 2017.

Net cash flow provided by operating activities decreased by $126.1 million for the year ended December 31, 2017, compared to the same period in the prior year. This decrease was primarily due to:

•
a net decrease of $97.2 million in operating earnings in 2017 primarily as a result of lower average realized TCE rates, the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at lower average realized rates and more vessels which transitioned from voyage charter to full service lightering employment in 2017 compared to 2016;

•
a net decrease of $23.4 million in operating cash flows in 2017 due to the timing of the settlement of operating assets and liabilities, primarily resulting from lower settlements of our pool receivables due to changes in the average realized TCE rates in 2017 compared to the prior year and higher settlements of our due to affiliates accounts, partially offset by the timing of our 2016 first quarter dividends which were declared at the end of 2015; and

•
a decrease of $5.5 million in operating cash flows in 2017 relating to higher expenditures for dry-docking activities. In 2017, we dry docked three Suezmax tankers and four Aframax tankers, whereas in 2016 we dry docked two Suezmax tankers.

Financing Cash Flows
Net cash used for financing activities decreased by $175.0 million for the year ended December 31, 2018, compared to the same period in the prior year. This decrease was primarily due to:

•
a net decrease of $186.6 million in cash outflows due to a net decrease in repayments and prepayments on our term loans and revolving credit facilities, partially offset by the proceeds received from the two sale-leaseback financing transactions which completed in 2018; and

•	a decrease of $12.6 million in cash outflows related to lower cash dividends paid during 2018, as a result of changes to our dividend policy;

partially offset by

•
a decrease of $13.5 million in cash inflows from proceeds received from equity offerings, including our continuous offering program (or COP) and proceeds from an issuance of 2.2 million shares of Class A common stock to Teekay; and

•	an increase of $10.9 million in cash outflows due to the scheduled payments on our capital lease obligations which we entered into in July 2017, September 2018 and November 2018.

Net cash used for financing activities decreased by $112.4 million for the year ended December 31, 2017, compared to the same period in the prior year. This decrease was primarily due to:

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

partially offset by

•	an increase of $4.1 million in cash outflows due to the scheduled payments on our capital lease obligations which we entered into in July 2017.
Investing Cash Flows
Net cash provided by investing activities decreased by $83.3 million for the year ended December 31, 2018, compared to the same period in the prior year. This decrease was primarily due to:

•
a decrease of $51.5 million in cash inflows related to the sales of one lightering support vessel during the year ended December 31, 2018, compared to the sales of two Suezmax tankers and three Aframax tankers for the prior year;

•	a decrease of $30.8 million in cash inflows related to cash acquired, net of transaction costs, in the TIL merger in 2017; and

•	an increase of $1.1 million in cash outflows due to higher capital expenditures for the fleet for the year ended December 31, 2018 as compared to the prior year.

Net cash provided by investing activities increased by $57.0 million for the year ended December 31, 2017, compared to the same period in the prior year. This increase was primarily due to:

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

•	a decrease of $4.5 million in cash outflows due to fewer capital expenditures for the fleet for the year ended December 31, 2017 as compared to the prior year;

partially offset by

•	a decrease of $3.0 million in cash inflows related to loan repayments to us from our High-Q joint venture.

Please read Item 18 – Financial Statements: Note 7 – Investments in and advances to Equity-Accounted for Investments for specific details on our equity-accounted for investment activities included in the notes to our consolidated financial statements included in this Annual Report.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2018:

	Total	2019	2020	2021	2022	2023	Beyond 2023
(in millions of U.S. dollars)
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)	266.7	106.7	118.6	28.8	12.6	—	—
Repayments at maturity of revolving facilities, term loans and other debt (1)	475.3	—	—	401.3	74.0	—	—
Scheduled repayments of obligations related to capital leases (2)	375.3	20.9	21.8	23.4	25.3	27.2	256.7
Chartered-in vessels (operating leases) (3)	62.5	36.9	23.5	2.1	—	—	—
Total	1,179.8	164.5	163.9	455.6	111.9	27.2	256.7

(1)
Excludes expected interest payments of $31.4 million (2019), $26.3 million (2020), $14.1 million (2021) and $2.3 million (2022). Expected interest payments are based on the existing interest rates for fixed-rate loans of 5.4% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.75% at December 31, 2018. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)	Excludes imputed interest payments of $27.1 million (2019), $25.5 million (2020), $23.8 million (2021), $22.0 million (2022), $20.0 million (2023) and $63.4 million (thereafter).

(3)
Excludes payments required if we exercise all options to extend the terms of in-chartered leases signed as of December 31, 2018. If we exercise all options to extend the terms of signed in-chartered leases, we would expect total payments of $39.4 million (2019), $28.9 million (2020), and $2.6 million (2021).

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
Revenue Recognition
Description. We recognize voyage revenue on either a load-to-discharge or discharge-to-discharge basis. Voyage revenues are recognized ratably from the beginning of when product is loaded to when it is discharged if using a load-to-discharge basis, or from when product is discharged (unloaded) at the end of the prior voyage to when it is discharged after the current voyage, if using a discharge-to-discharge basis. However, we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. A portion of our revenues is also generated from the offshore STS transfer of commodities, primarily crude oil and refined oil products, but also liquid gases and various other products. We also generate revenues from other technical activities such as terminal management, consultancy, procurement and equipment rental. Short-term contracts for these services are recognized as services are completed based on a percentage of completion method. Long-term contracts are recognized over the duration of the contract period.

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

Consistent with our methodology and disclosures in prior years, the table below presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value as of January 1, 2019. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels in 2018 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

We consider the vessels reflected in the following table to be at a higher risk of future impairment as compared to other vessels in our fleet. This table is disaggregated for vessels which have estimated future undiscounted cash flows that are marginally or significantly greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values do not necessarily represent vessels that would likely be impaired in the next twelve months. The recognition of an impairment in the future for those vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimation of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the charter market outlook and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing an existing customer contract. The recognition of an impairment in the future may be more likely for vessels that have estimated future undiscounted cash only marginally greater than their respective carrying values.

Aframax, Suezmax and Product Tankers (in thousands of U.S. dollars, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Conventional Tankers (2)	11	163,400	276,763
Conventional Tankers (3)	32	816,000	1,281,396
Total	43	979,400	1,558,159

(1)
Market values are determined using reference to second-hand market comparables. Since vessel values can be volatile, our estimates of market value shown above may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.

(2)	Undiscounted cash flows are marginally greater than the carrying values.

(3)	Undiscounted cash flows are significantly greater than the carrying values.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for conventional crude oil and product tankers, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience and our projections of the number of future conventional tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

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

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment. Consequently, any changes tin our estimates of future undiscounted cash flows may result in a different impairment amount, including no impairment, and a different future annual depreciation expense.
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

Our President and Chief Executive Officer, Kevin Mackay, and our Chief Financial Officer, Stewart Andrade, allocate their time between managing our business and affairs as such officers and the business and affairs of Teekay Corporation, for which they also serve as officers. The amount of time Messrs. Mackay and Andrade allocate among our business and the businesses of Teekay Corporation and other subsidiaries of Teekay Corporation varies from time to time depending on the various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Our officers and certain individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its affiliates. We intend to seek to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct thereof.

Please also read Item 7 – Major Shareholders and Related Party Transactions - Related Party Transactions.
Directors and Executive Officers of Teekay Tankers Ltd.
The following table lists the directors and executive officers of Teekay Tankers Ltd and their ages as of December 31, 2018. The business address of each of our directors and officers listed below is c/o 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda.

Name	Age	Position
Stewart Andrade	46	Chief Financial Officer
Arthur Bensler	61	Chair of the Board of Directors
Richard J.F. Bronks	53	Director (1)
Richard T. du Moulin	72	Director (1)
Kenneth Hvid	50	Director
William Lawes	75	Director (1)
Kevin Mackay	50	President and Chief Executive Officer
Bjorn Moller	61	Director
Richard Paterson	67	Director (1)

(1)	Member of Audit Committee, Conflicts Committee, and Nominating and Governance Committee.

Director William Lawes retired from the Board of Directors (or the Board) effective March 13, 2019. Directors Bjorn Moller and Richard J.F. Bronks will retire from the Board, effective at the 2019 annual meeting of shareholders. The Board has also nominated David Schellenberg, a current director of Teekay Corporation, to stand for election as a director at the 2019 annual meeting.

Certain biographical information about each of these individuals included in the table above, other than Mr. Lawes, is set forth below.

Stewart Andrade was appointed Chief Financial Officer of Teekay Tankers in December 2017. He joined Teekay in 2002 and has worked in a variety of roles at Teekay and has been responsible for executing a number of strategic transactions, including acquisitions and the establishment of joint ventures, to grow Teekay Tankers into one of the world’s leading tanker companies. Mr. Andrade is also responsible for strategy and business development for Teekay’s tanker business, a role he has held since 2015. Prior to joining Teekay, Mr. Andrade worked in Ernst and Young’s consulting practice providing advisory services to a variety of Canadian and international organizations. Mr. Andrade is a Canadian Chartered Professional Accountant.

Arthur Bensler was appointed Chair and Director of Teekay Tankers in 2013. He also is Executive Vice President and General Counsel of Teekay Corporation and President of Teekay Shipping (Canada) Ltd. He has more than 20 years of experience in the shipping industry, joining Teekay Corporation in 1998 as General Counsel. He was promoted to the position of Vice President and General Counsel in 2002, became the Corporate Secretary of Teekay Corporation in 2003 and was further promoted to Executive Vice President and General Counsel in 2006. Mr. Bensler was appointed Corporate Secretary of Teekay Tankers in 2007 and has served as General Counsel to the Company since its inception. In addition to his role as General Counsel, he serves as Assistant Corporate Secretary of Teekay GP L.L.C, the general partner of Teekay LNG Partners L.P. Mr. Bensler served as Committee Director of the Britannia Steamship Insurance Association Limited from 2005 to 2010 and has served as a Committee Director of The Standard Club Ltd., a mutual insurance association, since 2010, where he is also a member of the Nominating & Governance Committee and the Strategy Committee.

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

Richard T. du Moulin joined the Board of Directors of Teekay Tankers in December 2007. Mr. du Moulin is currently the President of Intrepid Shipping L.L.C., a position he has held since he founded Intrepid Shipping in 2002. From 1998 to 2002, Mr. du Moulin served as Chair and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chair of the Seamen’s Church Institute of New York and New Jersey. Mr. du Moulin currently serves as an advisor to Hudson Structured Capital Management, a private equity firm and is on the Board of Pangaea Logistics Solutions, Ltd., a dry bulk shipping company. Mr. du Moulin served as Chair of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999 and served as a director of Globe Wireless L.L.C. and Tidewater, Inc.

Kenneth Hvid joined the Board of Teekay Tankers in February 2017. He was appointed President and Chief Executive Officer of Teekay Corporation in February 2017 and has been elected as a Teekay Corporation director effective as of its 2019 annual meeting of shareholders. Mr. Hvid has served as a director of Teekay Offshore GP LLC, the general partner of Teekay Offshore Partners L.P. since 2011,and was reappointed as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. in September 2018, having served as a director previously from 2015 to 2017. He joined Teekay Corporation in 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During this time, Mr. Hvid was involved in leading Teekay through its entry and growth in the LNG business. He held this position until the beginning of 2006, when he was appointed President of its Teekay Navion Shuttle Tankers and Offshore division. In that role he was responsible for Teekay’s global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid served as Chief Strategy Officer and Executive Vice President from 2011 to 2015, and as President and Chief Executive Officer of Teekay Offshore Group Ltd., from 2015 until January 2017. Mr. Hvid has 28 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the Board of Gard P.& I. (Bermuda) Ltd.

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

Bjorn Moller served as Teekay Tankers’ Chief Executive Officer from 2007 until 2011. Mr. Moller also served as the President and Chief Executive Officer of Teekay Corporation from 1998 until 2011. He also served as Vice Chair and Director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., from when it was formed in 2004, and Vice Chair and Director of Teekay Offshore GP L.L.C., the general partner of Teekay Offshore Partners L.P., from when it was formed in 2006, in each case until 2011. Mr. Moller continues to serve as a Director of Teekay Tankers and Teekay Corporation. Mr. Moller has over 35 years of experience in the shipping industry and served as Chair of the International Tanker Owners Pollution Federation from 2006 to 2013. He served in senior management positions with Teekay Corporation for more than 20 years, and led Teekay’s overall operations from 1997, following his promotion to the position of Chief Operating Officer. Prior to that, Mr. Moller headed Teekay Corporation’s global chartering operations and business development activities. Mr. Moller is also a director of Kattegat Limited, the parent company of Resolute Investments, Ltd., the largest shareholder of Teekay Corporation.

Richard Paterson joined the Board of Teekay Tankers in August 2017.  He is a Certified Public Accountant who retired from PriceWaterhouseCoopers LLP (PwC) in 2011 after 37 years of service.  At the time of his retirement, Mr. Paterson served as the global leader of PwC’s Consumer, Industrial Products and Services Practices comprising the automotive, consumer and retail, energy utilities and mining, industrial products, pharmaceutical and health industry sectors.  Mr. Paterson also served as Managing Partner of PwC’s Houston Office and U.S. Energy Practice and supervised audits of ExxonMobil Corporation from 2002 to 2006.  Previous to this position, Mr. Paterson lived in Moscow, Russia where he led PwC’s Energy Practice for Europe, Middle East and Asia and also supervised the audits of OAO Gazprom.  Mr. Paterson is a member of the National Association of Corporate Directors and serves on the Boards of Parker Drilling Company and Montage Resources Corporation.  He is a past Board member of Zaff GP LLC, the U.S./Russia Business Council and the U.S. Energy Association and stepped down in July 2017, from the Board and Chair of the Audit Committee of Tidewater, the leading offshore vessel service provider to the oil and gas industry. He also resigned as a member of the Board of Saipem Canada, Inc., a private company, in September 2017.
Compensation of Directors and Senior Management
Executive Compensation
The compensation of our executive officers that are employees of Teekay Corporation or other subsidiaries thereof (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or its subsidiaries, and we reimburse Teekay Corporation for time spent by our executive officers on our management matters. This reimbursement is a component of the management fee we pay our Manager, pursuant to the Management Agreement. For the year ended December 31, 2018, the aggregate amount of such reimbursement excluding any long-term incentive plan awards issued directly by us was $1.8 million (2017: $1.3 million; 2016: $0.9 million). Teekay Corporation’s annual bonus plan, in which each of our executive officers participates, considers both company performance and team performance.
Compensation of Directors

Officers of Teekay Corporation who serve as our directors do not receive additional compensation for their service as directors. Each of our non-employee directors receives compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-employee directors receive an annual cash fee of $60,000 and an annual award of $75,000 paid by way of a grant of restricted stock units or stock options, at the director's choice. In addition, members of the Audit Committee each receive a committee cash fee of $7,500 per year, and the chair of the Audit Committee receives a fee of $17,000 per year for serving in that role. Members of the Conflicts Committee each receive a committee fee of $7,500 per year, and the chair of the Conflicts Committee receives a fee of $12,500 per year for serving in that role. Members of the Nominating and Governance Committee receive a committee fee of $5,000 per year, and the chair of the Nominating and Governance Committee receives a fee of $10,000 per year for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors and committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2018, our five non-employee directors and one Board observer, David A. Hollander, received an aggregate of $799,500 in cash fees for their services as directors (2017: $303,125; 2016: $260,000). In addition, each non-employee director received a $75,000 annual award for 2018 to be paid by way of a grant of, at the director’s choice, restricted stock units or stock options, granted under our 2007 Long-Term Incentive Plan pursuant to this annual retainer. During 2018, we granted 504,097 options (2017: 396,412; 2016: 284,693) and 168,029 restricted stock units (2017: nil; 2016: 9,358) to non-employee directors. The stock options and restricted stock units vest immediately.
Long-Term Incentive Program
In the year ended December 31, 2018, we granted under our 2007 Long-Term Incentive Plan options to acquire up to 736,327 shares of Class A common stock (2017: 486,329; 2016: 216,043) and 762,640 restricted stock units (2017: 382,437; 2016: 279,980) to officers of the Company and certain employees of Teekay Corporation’s subsidiaries that provide services to us. Each option under the plans has a 10-year term and vests equally over three years from the grant date. Each restricted stock unit is equal in value to one share of our Class A common stock plus reinvested dividends from the grant date to the vesting date. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of shares of Class A common stock. We intend to satisfy these grants by issuing shares from authorized capital. Please read Item 18 – Financial Statements: Note 14 – Capital Stock.
Board Practices
Effective March 13, 2019, our Board consists of six members. Directors are appointed to serve for a one-year term and until their successors are appointed or until they resign or are removed. Following the 2019 annual meeting of shareholders and related Board membership changes described above, the Board intends to reduce the size of the Board to five members.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of our directors and director nominees, other than Arthur Bensler, the Executive Vice President and General Counsel of Teekay Corporation, and Kenneth Hvid, the President and Chief Executive Officer of Teekay Corporation, has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and is independent within the meaning of our director independence standards, which reflect the NYSE director independence standards, as currently in effect and as they may be changed from time to time.

The Board has adopted Corporate Governance Guidelines that address, among other things, director qualification standards, director functions and responsibilities, director access to management, director compensation and management succession. This document is available under “Investors - Teekay Tankers Ltd. - Governance” from the home page of our website at www.teekay.com.

NYSE does not require a company like ours, which is a “foreign private issuer” and of which more than 50% of the voting power is held by another company, to have a majority of independent directors on the Board of Directors or to establish compensation or nominating/corporate governance committees composed of independent directors.

The Board has the following three committees: Audit Committee, Conflicts Committee, and Nominating and Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Investors - Teekay Tankers Ltd. - Governance” from the home page of our website at www.teekay.com. During 2018, the Board held six meetings. Each director attended all Board meetings. The members of the Audit Committee, Conflicts Committee and Nominating and Governance Committee attended all meetings.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee is comprised of Richard Paterson (Chair), Richard J.F. Bronks and Richard du Moulin. All members of the committee are financially-literate and the Board has determined that Mr. Paterson qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

Our Conflicts Committee is composed entirely of directors who satisfy the heightened NYSE and SEC independence standards applicable to Audit Committee membership. The Conflicts Committee is comprised of Richard du Moulin (Chair), Richard J.F. Bronks, and Richard Paterson. The Conflicts Committee:

•
reviews specific matters that the Board believes may involve conflicts of interest between us and our controlling shareholder Teekay Corporation or its affiliates (other than us) or represent material related-party transactions, including transactions between us and our or Teekay Corporation’s officers or directors or their affiliates; and

•	determines if the resolution of the conflict of interest is fair and reasonable to us and recommends to the Board action to be taken with respect to any such matter.

The Board is not obligated to seek approval of the Conflicts Committee on any matter and may determine the resolution of any conflict of interest itself.

Our Nominating and Governance Committee is comprised entirely of directors who satisfy the general NYSE independence standards. Our Nominating and Governance Committee is comprised of Richard J.F. Bronks (Chair), Richard du Moulin and Richard Paterson.

The Nominating and Governance Committee:

•	identifies individuals qualified to become Board members and recommends to the Board nominees for election as directors;

•	maintains oversight of the operation and effectiveness of the Board and our corporate governance;

•	develops, updates and recommends to the Board corporate governance principles and policies applicable to us, monitors compliance with these principles and policies;

•	discharges responsibilities of the Board relating to its compensation;

•	exercises overall responsibility for approving and evaluating our incentive compensation and equity-based plans; and

•	oversees the evaluation of the Board and its committees.

Crewing and Staff
Our Manager provides us with some of our staff, while others are employed directly by our subsidiaries. Our executive officers have the authority to hire additional staff as they deem necessary.

As of December 31, 2018, approximately 2,100 seagoing staff served on our vessels. The majority of our subsidiaries employ seagoing staff directly. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries.

Teekay Corporation and its affiliates regard attracting and retaining motivated seagoing personnel as a top priority. Teekay Corporation has entered into a Collective Bargaining Agreement with the Philippine Seafarers’ Union, an affiliate of the International Transport Workers’ Federation (or ITF), and a Special Agreement with ITF London, which covers substantially all of the officers and seafarers that operate our vessels. We believe that Teekay Corporation’s relationships with these labor unions are good.

We believe that Teekay Corporation’s commitment to training is fundamental to the development of the highest caliber of seafarers for marine operations. Teekay Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Corporation has relationships with training institutions in Australia, Canada, Croatia, India, Latvia, Norway, the Philippines, South Africa and the United Kingdom. After receiving formal instruction at one of these institutions, a cadet’s training continues on-board vessels. Teekay Corporation also has a career development plan that was devised to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2018, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of March 1, 2019 (60 days after December 31, 2018) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned
All directors and executive officers as a group (9 persons) (1)	2,748,305	1.2%	1.0%
_______________________________

(1)	Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation. Please read Item 7 - Major Shareholders and Related Party Transactions for more detail.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth information regarding the beneficial ownership, as of March 1, 2019, of our Class A and Class B common stock by each entity or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, an entity or group beneficially owns any shares that the entity or group has the right to acquire as of April 30, 2019 (60 days after March 1, 2019) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Class B Common Stock	Percent of Class B Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned
Teekay Corporation (1)	40,290,460	17.4%	37,007,981	100.0%	28.8%
BlackRock, Inc.(2)	16,936,909	7.3%	—	—	6.3%
Huber Capital Management, LLC (3)	12,838,805	5.5%	—	—	4.8%
_______________________________

(1)
The voting power represented by shares beneficially owned by Teekay Corporation is 9.7% for its Class A common stock, 44.5% for its Class B common stock and 54.1% for its total Class A and Class B common stock.

(2)
According to the Schedule 13G filed with the SEC on February 8, 2019, BlackRock, Inc. has sole voting power and sole dispositive power as to 16,483,004 and 16,936,909 of the shares, respectively. The voting power represented by shares beneficially owned by BlackRock, Inc. is 7.1% for its Class A common stock.

(3)
According to the Schedule 13G/A filed with the SEC on February 13, 2019, Huber Capital Management, LLC has sole voting power and sole dispositive power as to 6,815,661 and 12,838,805 of the shares, respectively. The voting power represented by shares of Class A common stock beneficially owned by Huber Capital Management, LLC is 2.9%.

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
Please read "Item 18 – Financial statements: Note 15 – Related Party Transactions" for additional information about these and various other related-party transactions.
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

Pursuant to the contribution, conveyance and assumption agreement, we agreed that:

•
Teekay Corporation and its other affiliates may engage in the same or similar activities or lines of business as us, and that we will not be deemed to have an interest or expectancy in any business opportunity, transaction or other matter (each a Business Opportunity) in which Teekay Corporation or any of its other affiliates engages or seeks to engage merely because we engage in the same or similar activities or lines of business as that related to such Business Opportunity;

•
if Teekay Corporation or any of its other affiliates acquires knowledge of a potential Business Opportunity that may be deemed to constitute a corporate opportunity of both Teekay Corporation and us, then (i) none of Teekay Corporation, our Manager or any of their officers or directors will have any duty to communicate or offer such Business Opportunity to us and (ii) Teekay Corporation may pursue or acquire such Business Opportunity for itself or direct such Business Opportunity to another person or entity; and

•
any Business Opportunity of which our Manager or any person who is an officer or director of Teekay Corporation (or any of its other affiliates) and of us becomes aware shall be a Business Opportunity of Teekay Corporation.

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
Teekay Tankers’ Executive Officers and Certain of its Directors
Kevin Mackay, who has served since June 2014 as our President and Chief Executive Officer, is also a member of the executive team of Teekay Corporation.

Stewart Andrade, our Chief Financial Officer, is also the Vice President, Strategy and Business Development of Teekay Corporation.

Arthur Bensler, our Chair of the Board, is also Executive Vice President and General Counsel of Teekay Corporation.

Kenneth Hvid, a member of our Board, is President and Chief Executive Officer of Teekay Corporation and has been appointed to join its Board of Directors effective as of its 2019 annual meeting of shareholders. Mr. Hvid is also a Director of the general partner of Teekay Offshore Partners L.P. and a Director of Teekay GP L.L.C.

Bjorn Moller, a member of our Board, is a Director of Teekay Corporation and is also a Director of Kattegat Limited, the parent company of Resolute Investments, Ltd., the largest shareholder of Teekay Corporation. He will remain as a Director of Teekay Corporation following his retirement from our Board at our 2019 annual meeting of shareholders.

David Schellenberg, an expected nominee for Director of our Board, is a Director of Teekay Corporation.

Because our executive officers are employees of Teekay Corporation subsidiaries other than us, their compensation (other than any awards under our long-term incentive plan) is set and paid by Teekay Corporation or such other applicable subsidiaries. Pursuant to an agreement with Teekay Corporation, we have agreed to reimburse Teekay Corporation or its applicable subsidiaries for time spent by our executive officers on our management matters.
Acquisitions
In May 2017, we completed the acquisition from a subsidiary of Teekay Corporation of the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns conventional tanker commercial management and technical management operations and directly administers four commercially managed tanker RSAs. Please read “Item 18 - Financial Statements: Note 7 - Investments in and advances to Equity-Accounted for Investments.”

In July 2015, we acquired the ship-to-ship transfer business (or TMS) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE. In addition to full-service lightering and lightering support, TMS also provides consultancy and LNG terminal management services.

In January 2014, we and Teekay Corporation jointly created TIL, for it to opportunistically acquire, operate, and sell modern second-hand tankers and TIL completed a private equity placement in which we and Teekay Corporation co-invested. In addition, we each received a stock purchase warrant to acquire up to an additional 750,000 shares of TIL’s common stock. In November 2017 we completed a merger with TIL by acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange resulting in TIL becoming our wholly-owned subsidiary. Please read “Item 18 - Financial Statements: Note 23 - Acquisition of Tanker Investments Ltd.”
Registration Rights Agreement

In connection with our initial public offering, we entered into a registration rights agreement with Teekay Corporation pursuant to which we granted Teekay Corporation and its affiliates certain registration rights with respect to shares of our Class A and Class B common stock owned by them. Pursuant to the agreement, Teekay Corporation has the right, subject to certain terms and conditions, to require us, on up to three separate occasions, to register under the U.S. Securities Act of 1933, as amended, shares of Class A common stock, including Class A common stock issuable upon conversion of Class B common stock, held by Teekay Corporation and its affiliates for offer and sale to the public (including by way of underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of our common stock. We have agreed to pay all registration expenses, including the reasonable fees and expenses of one counsel on behalf of the holders of the securities to be registered, but excluding any underwriting discounts or commissions attributable to the sale of shares of Class A common stock.
Management Agreement
In connection with our initial public offering in December 2007, we entered into the long-term Management Agreement with our Manager, which currently is Teekay Corporation's subsidiary Teekay Shipping Ltd., as successor by merger to the initial manager, Teekay Tankers Management Services Ltd.

Pursuant to the Management Agreement, the Manager has agreed to provide the following types of services to us: commercial (primarily vessel chartering), technical (primarily vessel maintenance and crewing), administrative (primarily accounting, legal and financial) and strategic (primarily advising on acquisitions, strategic planning and general management of the business). Since commencement of the Management Agreement, the Manager subcontracted to subsidiaries of TTOL to provide to us, through its subsidiaries or affiliates, commercial management and technical services for most of our fleet. In August 2014, we purchased from Teekay Corporation a 50% interest in TTOL and in May 2017 we acquired the remaining 50% interest in TTOL.

The following discussion describes certain provisions of the Management Agreement, as it has been amended.
Compensation of the Manager
Management Fees. In return for services under the Management Agreement, we pay our Manager the following management fees:

•
Commercial services fee. Prior to October 1, 2018, we paid a commercial services fee equal to 1.25% of the gross revenue attributable to the vessels our Manager commercially managed for us and which operated under time charters or were spot traded (excluding vessels participating in the RSAs). Subsequent to our acquisition of the remaining 50% interest in TTOL in May 2017, our share of the Manager's commercial management fees has been eliminated. Commencing October 1, 2018, we elected to provide our own commercial services, effectively eliminating the prior subcontracting arrangement between our Manager and TTOL.

•
Technical services fee. Prior to October 1, 2018, we paid an annual fee per vessel for technical services our Manager provided to us. Commencing October 1, 2018, we elected to provide our own technical services, effectively eliminating the prior subcontracting arrangement between our Manager and TTOL.

•
Administrative and strategic services fees. We pay fees that reimburse our Manager for its related direct and indirect expenses in providing administrative and strategic services and which include a profit margin based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar services.

For additional information about these services and fee, please see Item 18 – Financial Statements: "Note 4 – Acquisition of Entities under Common Control" and "Item 18 – Financial Statements: Note 15e – Related Party Transactions – Management fee – Related and Other", in our consolidated financial statements included in this Annual Report.

Performance Fee. In order to provide our Manager with an incentive to improve the results of our operations and financial condition, the Management Agreement also provides for payment of a performance fee in certain circumstances, in addition to the basic fees described above. Our Manager generally is entitled to payment of a performance fee equal to 20% of the Gross Cash Available for Distribution (as defined in the Management Agreement) if in a given fiscal year this figure exceeds $3.20 per share of our common stock (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the year) (or the Incentive Threshold).

We maintain an internal account (or the Cumulative Dividend Account) that reflects, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $2.65 per share annual incentive baseline. The Cumulative Dividend Account is intended to ensure that our shareholders receive an equivalent of at least $2.65 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in respect of a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance is reset to zero. We paid no performance fees to our Manager in 2018, 2017 or 2016.

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

If we or the Manager elects to terminate the Management Agreement under certain circumstances, our Manager will receive a payment (the Termination Payment) in an amount equal to the aggregate performance fees payable for the immediately preceding five fiscal years.

Any such Termination Payment will be paid to our Manager in four quarterly installments over the course of the fiscal year following termination.

The Management Agreement will terminate automatically if we experience any of certain changes of control. Upon any such termination, we will be required to pay our Manager the Termination Payment in a single installment.
TIL Management Agreement

In January 2014, TIL entered into a long-term management agreement with our Manager, pursuant to which our Manager agreed to provide to TIL commercial, technical, administrative and corporate services and personnel, including TIL’s executive officers, in exchange for management services fees and reimbursement of expenses. In connection with our acquisition of TIL in November 2017, our Manager waived the management services fees payable under the TIL management agreement to the extent such fees exceed the fees payable under the existing Management Agreement between us and the Manager, but the Manager did not waive the transaction fee that is payable in the event of any sale of vessels owned by TIL subsidiaries as of date of the TIL merger, which fee is equal to 1.0% of the aggregate consideration payable to us, TIL or its subsidiaries pursuant to a sale contract.

Item 8.	Financial Information
Consolidated Financial Statements and Notes
Please see "Item 18 – Financial Statements" for additional information required to be disclosed under this Item.
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
Dividend Policy
We have adopted a dividend policy under which quarterly dividends are expected to range from 30% to 50% of our quarterly adjusted net income, subject to reserves our Board of Directors may determine are necessary for the prudent operations of the company. Effective May 2018, we eliminated the payment of our minimum quarterly dividend of $0.03 per share. Adjusted net (loss) income is a non-GAAP measure which excludes specific items affecting net (loss) income that are typically excluded by securities analysts in their published estimates of our financial results. Our dividend policy is reviewed by our Board of Directors from time to time and subject to change.

The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, the requirements of Marshall Islands law, restrictions in financing agreements and other factors deemed relevant by our Board of Directors.
Significant Changes
Please read "Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2018 and 2019” and “Item 18 - Financial Statements: Note 24 - Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2018.

Item 9.	The Offer and Listing
Our Class A common stock is listed on the New York Stock Exchange (or NYSE) under the symbol “TNK”.

Item 10.	Additional Information
Articles of Incorporation and Bylaws
Our Amended and Restated Articles of Incorporation, as amended on November 27, 2017 and July 6, 2018, have been filed as Exhibit 1.1 to our Report on Form 6-K furnished to the SEC on November 30, 2018, and our Amended and Restated Bylaws have been filed as Exhibit 3.2 to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147798), filed with the SEC on December 11, 2007, and are each hereby incorporated by reference into this Annual Report.

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

a)
Management Agreement dated December 18, 2007 between Teekay Tankers Ltd. and Teekay Tankers Management Services Ltd., as amended by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010, Amendment No. 3 dated as of January 1, 2011 and Amendment No. 4 dated as of March 31, 2019. Please read Item 4. – Information on the Company – B. Business Overview for a description of this Management Agreement.

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

k)
Secured Term Loan Facility Agreement dated January 30, 2015 between Teekay Tankers Ltd., ABN AMRO Capital USA LLC, DNB Capital LLC and DNB Markets, Inc., for the principal amount of approximately $126.6 million, which matured on January 29, 2016. The loan facility is secured by the four LR2 product tankers and one Aframax tanker we acquired during the quarter ended March 31, 2015 and has a variable interest rate of LIBOR plus a margin of 2.50% to 2.80%. Repayments are to be made in four equal quarterly installments of $3.0 million with a balloon repayment due at maturity. This loan facility was refinanced through the new loan agreement in January 2016, referred to above.

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

Exchange Controls and Other Limitations Affecting Security Holders
We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of the Marshall Islands that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to holders of our securities that are non-resident and not citizens and otherwise not conducting business or transactions in the Marshall Islands.

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
Distributions
We are taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our common stock and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the common stock for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common stock will be treated as foreign source income and generally will be treated as “passive category income.”

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

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of common stock if the amount of the dividend is equal to or in excess of 10% of a common stockholder’s adjusted tax basis (or fair market value in certain circumstances) in such common stock. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a stockholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common stock that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common stock will be treated as long–term capital loss to the extent of the amount of such dividend.

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

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States , 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS, or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our subsidiaries’ assets, income or operations.

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
U.S. Return Disclosure Requirements for U.S. Individual Holders
U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution with an aggregate value in excess of $50,000 on the last day of a taxable year, or $75,000 at any time during that taxable year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that taxable year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our common stock under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Individual Holders are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement to their investment in our common stock.
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
Non-United States Tax Considerations
Marshall Islands Tax Considerations
Because we and our subsidiaries do not, and we do not expect that we or they will, conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to our initial public offering and follow-on offerings was executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, holders of our common stock that are not citizens of and do not reside in, maintain offices in, or engage in business, operations, or transactions in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on dividends that we make to our shareholders. In addition, such shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common stock, and they will not be required by the Republic of the Marshall Islands to file a tax return relating to the common stock.

It is the responsibility of each shareholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including the Marshall Islands, of such shareholder's investment in us. Accordingly, each shareholder is urged to consult a tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of such shareholder.
Documents on Display
Documents concerning us that are referred to herein may be accessed on our website under "Investors - Teekay Tankers Ltd. - Financials & Presentations" from the home page of our website at www.teekay.com, or may be inspected at our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge.

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
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollars. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are Euro, Singaporean Dollar and British Pound. There is a risk that currency fluctuations will have a negative effect on the value of cash flows. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2018, 2017 or 2016.

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

The table below provides information about financial instruments as at December 31, 2018, that are sensitive to changes in interest rates, including our debt, obligations related to capital leases and interest rate swaps. For long-term debt and obligations related to capital leases, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	2019	2020	2021	2022	2023	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)

	(in millions of U.S. dollars, except percentages)
Long-term debt:
Variable rate	(96.7)	(108.6)	(392.8)	(86.6)	—	—	(684.7)	(666.8)	4.5%
Fixed-rate	(10.0)	(10.0)	(37.3)	—	—	—	(57.3)	(56.2)	5.4%

Obligation related to capital leases	(20.9)	(21.8)	(23.4)	(25.3)	(27.2)	(256.7)	(375.3)	(377.7)	7.5%

Interest Rate Swaps:
U.S. Dollar-denominated interest rate swaps(2)	46.3	46.3	—	—	—	—	92.6	1.3	1.5%
U.S. Dollar-denominated interest rate swaps(2)	—	—	150.0	—	—	—	150.0	3.2	1.6%
U.S. Dollar-denominated interest rate swap(2)	—	—	50.0	—	—	—	50.0	1.5	1.2%

(1)
Rate refers to the weighted-average interest rate for our long-term debt as at December 31, 2018, including the margin we pay on our variable-rate and fixed-rate debt, and the average imputed interest rate we pay for our capital lease obligations.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2018.

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
Management’s Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. Based on the evaluation, management determined that internal control over financial reporting was effective as of December 31, 2018.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15(f) under the Exchange Act) that occurred during the year ended December 31, 2018.

Item 16A.	Audit Committee Financial Expert
The Board of Directors has determined that Director and Chair of the Audit Committee, Richard Paterson, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

Item 16B.	Code of Ethics
We have adopted a Standards of Business Conduct Policy for all our employees and directors. This document is available under “Investors – Teekay Tankers Ltd. - Governance” from the home page of our website (www.teekay.com). We also intend to disclose, under the “Investors – Teekay Tankers Ltd. - Governance” section of our website (www.teekay.com), any waivers to or amendments of our Standards of Business Conduct Policy that benefit our directors and executive officers.

Item 16C.	Principal Accountant Fees and Services
Our principal accountant for 2018 and 2017 was KPMG LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP.

Fees (in thousands of U.S. dollars)	2018	2017
Audit Fees (1)	517	545
Tax Fees (2)	9	34
	526	579

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.

(2)	For 2018 and 2017, tax fees principally included corporate tax compliance fees.

No other services were provided to us by the auditors during 2018 or 2017.

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2018 and 2017.

Item 16D.	Exemptions from the Listing Standards for Audit Committees
Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.

Item 16F.	Change in Registrant’s Certifying Accountant
Not applicable.

Item 16G.	Corporate Governance
As a foreign private issuer and “controlled company” under SEC rules, we are not required to comply with certain corporate governance practices followed by other U.S. companies that are not controlled companies under the New York Stock Exchange (or NYSE) listing standards. The following is the significant way in which our corporate governance practices differ from those followed by U.S. controlled companies listed on the NYSE:

•
As a foreign private issuer, we are not required to obtain shareholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common shares or voting power in a transaction.

There are no other significant ways in which our corporate governance practices differ from those followed by controlled domestic companies under the listing requirements of the NYSE.

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

Item 19.	Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd., as amended (17)
1.2	Amended and Restated Bylaws of Teekay Tankers Ltd. (1)
4.1	Contribution, Conveyance and Assumption Agreement (1)
4.2	Management Agreement, as amended by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010 and Amendment No. 3 dated as of January 1, 2011 (20)
4.3	Addendum to Management Agreement dated March 23, 2016 (19)
4.4	Amendment No. 4 to Management Agreement dated as of March 31, 2019
4.5	Gross Revenue Sharing Pool Agreement (1)
4.6	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan (10)
4.7	Technical Services Agreement dated as of December 18, 2007, between Teekay Tankers Management Services Ltd. and Teekay Shipping Limited. (18)
4.8	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. (1)
4.9	Commercial Management Services Agreement dated as of February 29, 2008, between Teekay Tankers Management Services Ltd. and Teekay Chartering Limited. (18)
4.10	Purchase Agreement dated April 7, 2008, for the purchase of Ganges Spirit L.L.C (formerly Delaware Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)
4.11	Purchase Agreement dated April 7, 2008, for the purchase of Narmada Spirit L.L.C (formerly Adair Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (2)
4.12	Purchase Agreement dated June 12, 2009 for the purchase of Ashkini Spirit L.L.C (formerly Ingeborg Shipping L.L.C) between Teekay Tankers Ltd., and Teekay Corporation. (3)
4.13
Purchase Agreement dated April 6, 2010 between Teekay Corporation and Teekay Tankers Ltd. for the sale and purchase of the entire membership interests in Yamuna Spirit L.L.C., Kaveri Spirit L.L.C., and Helga Spirit L.L.C. (4)

4.14	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Alpha Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch. (5)
4.15	Facility Agreement dated July 5, 2010 for a U.S. $57,500,000 loan facility among Beta Elephant Inc, Solar VLCC Corporation, Deutsche Bank Luxembourg S.A. and Deutsche Bank AG, London Branch. (5)
4.16	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC A Investment L.L.C. (5)
4.17	Transfer Certificate dated July 15, 2010 among Deutsche Bank Luxembourg S.A., Deutsche Bank AG, London Branch and VLCC B Investment L.L.C. (5)
4.18	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd. (6)
4.19
Purchase Agreement dated November 1, 2010 between Teekay Corporation and Teekay Tankers Ltd. For the sale and purchase of the entire membership interests in Esther Spirit L.L.C., and Iskmati Spirit L.L.C. (7)

4.20
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

4.21	Master Ship Management Agreement dated August 31, 2012, between Teekay Shipping Limited and Teekay Marine Ltd.(18)
4.22
Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016 between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks, for a $894.4 million long-term debt facility. (8)

4.23	Secured Term Loan Facility Agreement dated August 28, 2015 between Teekay Tankers Ltd., ABN AMRO Capital USA LLC and various other banks for the principal amount of $397.2 million. (8)
4.24
Secured Term Loan Facility Agreement dated January 30, 2015 between Teekay Tankers Ltd., ABN AMRO Capital USA LLC, DNB Capital LLC and DNB Markets, Inc., for the principal amount of approximately $126.6 million. (8)

4.25	Registration Rights Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the persons set forth on Schedule I thereto. (11)
4.26	Common Stock Purchase Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the purchasers named therein. (12)
4.27	Share Subscription Agreement, dated January 13, 2017, between Teekay Tankers Ltd. and Teekay Holdings Limited.(18)

4.28	Agreement and Plan of Merger, dated as of May 31, 2017, by and among Teekay Tankers Ltd., Royal 2017 Ltd. and Tanker Investments Ltd. (13)
4.29	Voting and Support Agreement, dated as of May 31, 2017, between Teekay Corporation, Teekay Holdings Limited, Teekay Finance Limited, Tanker Investments Ltd. and Teekay Tankers Ltd. (13)
4.30	Purchase Agreement, dated as of May 31, 2017, between Teekay Tankers Ltd. and Teekay Holdings Limited (13)
4.31	Voting and Support Agreement, dated as of September 14, 2017, by and among Teekay Tankers Ltd., Huber Capital Management LLC and Joseph R. Huber (16)
4.32	Secured Revolving Credit Facility Agreement dated December 18, 2017 between Teekay Tankers Ltd., Nordea Bank AB and various other banks, for the principal amount of $270.0 million.(18)
8.1	List of Subsidiaries of Teekay Tankers Ltd.
10.1	Equity Distribution Agreement, dated November 18, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. (14)
10.2
Memorandum of Agreement, dated August 4, 2015, by and between Courage Holdings, LLC and Rio Spirit L.L.C. and related Schedule of Agreements Substantially Identical to that Memorandum of Agreement. (14)

10.3	Equity Distribution Agreement, dated June 4, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. (15)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer.
13.1	Teekay Tankers Ltd. Certification of Kevin Mackay, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Tankers Ltd. Certification of Stewart Andrade, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
23.1	Consent of KPMG LLP, as independent registered public accounting firm.
101	The following materials for the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018 formatted in XBRL:
101.INS XBRL Instance Document
101.SCH XBRL Taxonomy Extension Schema
101.CAL XBRL Taxonomy Extension Calculation Linkbase
101.DEF XBRL Taxonomy Extension Definition Linkbase
101.LAB XBRL Taxonomy Extension Label Linkbase
101.PRE XBRL Taxonomy Extension Presentation Linkbase
___________________________

(1)
Previously filed as Exhibits 3.2, 10.1, 10.3 and 4.1 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.

(2)	Previously filed as Exhibits 4.1 and 4.2 to the Company’s Report on Form 6-K furnished to the SEC on May 28, 2008, and hereby incorporated by reference to such Report.

(3)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 30, 2009, and hereby incorporated by reference to such Report.

(4)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on June 1, 2010 and hereby incorporated by reference to such Report.

(5)	Previously filed as an exhibit to the Company’s Report on Form 6-K furnished to the SEC on September 10, 2010 and hereby incorporated by reference to such Report.

(6)	Previously filed as Exhibit 4.11 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.

(7)	Previously filed as Exhibit 4.12 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.

(8)	Previously filed as Exhibit 4.19, 4.20 and 4.21to the Company’s Report on Form 20-F filed with the SEC on April 27, 2016 and hereby incorporated by reference to such Report.

(9)	Previously filed as Exhibit 4.17 to the Company’s Report on Form 6-K furnished to the SEC on September 17, 2012 and hereby incorporated by reference to such Report.

(10)	Previously filed as Exhibit 99.1 to the Company’s Registration Statement on Form, S-8 filed with the SEC on March 21, 2018 and hereby incorporated by reference to such Registration Statement.

(11)	Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on November 18, 2015 and hereby incorporated by reference to such Report.

(12)	Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K furnished to the SEC on August 7, 2015 and hereby incorporated by reference to such Report.

(13)	Previously filed as Exhibits 1.1, 1.2, and 1.3 to the Company’s Report on Form 6-K filed with the SEC on June 1, 2017 and hereby incorporated by reference to such Report.

(14)	Previously filed as Exhibits 1.1 and 10.3 to the Company’s Report on Form 6-K filed with the SEC on November 18, 2015 and hereby incorporated by reference to such Report.

(15)	Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on June 4, 2015 and hereby incorporated by reference to such Report.

(16)	Previously filed as Appendix D to Exhibit 99.1 to the Company's Report on Form 6-K filed with the SEC on October 25, 2017 and hereby incorporated by reference to such Report.

(17)	Previously filed as Exhibit 1.1 to the Company's Report on Form 6-K filed with the SEC on November 30, 2018 and hereby incorporated by reference to such Report.

(18)	Previously filed as Exhibits 4.5, 4.7, 4.19, 4.25 and 4.30 to the Company Report on Form 20-F filed with the SEC on April 24, 2018 and hereby incorporated by reference to such Report.

(19)	Previously filed as Exhibit 10.4 to the Company’s Report on Form 20-F filed with the SEC on April 27, 2016 and hereby incorporated by reference to such Report.

(20)	Previously filed as Exhibit 4.2 to the Company’s Report on Form 20-F filed with the SEC on April 12, 2011 and hereby incorporated by reference to such Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY TANKERS LTD.

Date: April 10, 2019	By:	/s/ Stewart Andrade
Stewart Andrade
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Teekay Tankers Ltd.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. and subsidiaries (the Company) as of December 31, 2018 and 2017, the related consolidated statements of (loss) income, cash flows, and changes in equity for each of the years in the three‑year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2018, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 10, 2019 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its accounting policies for revenue recognition as of January 1, 2018 due to the adoption of ASU 2014-09 - Revenue from Contracts with Customers, and the classification of restricted cash on the statement of cash flows for 2018 and comparative periods due to the adoption of ASU 2016-18 - Statement of Cash Flows: Restricted Cash.

Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
April 10, 2019

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Teekay Tankers Ltd.:

Opinion on Internal Control Over Financial Reporting
We have audited Teekay Tankers Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2018 and 2017, the related consolidated statements of (loss) income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and our report dated April 10, 2019 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Definition and Limitations of Internal Control Over Financial Reporting
An entity's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
April 10, 2019

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF (LOSS) INCOME (notes 1 and 4)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
REVENUES
Voyage charter revenues (notes 2 and 3)	651,388	125,774	90,032
Time charter revenues (notes 3 and 15e)	59,786	112,100	97,374
Other revenues (notes 3 and 15e)	44,589	53,368	53,029
Net pool revenues (notes 2, 3, 15e and 15h)	—	139,936	310,108
Total revenues	755,763	431,178	550,543

Voyage expenses (notes 2 and 15e)	(360,576)	(77,368)	(53,604)
Vessel operating expenses (notes 15e and 15f)	(209,131)	(175,389)	(182,598)
Time-charter hire expense (note 11)	(19,538)	(30,661)	(59,647)
Depreciation and amortization	(118,514)	(100,481)	(104,149)
General and administrative expenses (note 15e)	(39,775)	(32,879)	(33,199)
Gain (loss) on sale of vessels (note 20)	170	(12,984)	(20,594)
Restructuring charges	(1,195)	—	—
Income from operations	7,204	1,416	96,752

Interest expense	(58,653)	(31,294)	(29,784)
Interest income	879	907	117
Realized and unrealized gain (loss) on derivative instruments (note 12)	3,032	1,319	(964)
Equity income (loss) (note 7)	1,220	(25,370)	7,680
Freight tax and other tax expenses (note 21)	(9,412)	(5,330)	(7,511)
Other income (note 16)	3,182	329	1,533
Net (loss) income	(52,548)	(58,023)	67,823

Per common share amounts (note 19)
• Basic (loss) earnings per share	($0.20)	($0.31)	$0.40
• Diluted (loss) earnings per share	($0.20)	($0.31)	$0.40
• Cash dividends declared	$0.03	$0.12	$0.18

Weighted-average number of Class A and Class B common stock outstanding (note 19)
• Basic	268,492,922	187,235,377	170,098,572
• Diluted	268,492,922	187,235,377	170,340,639
Related party transactions (note 15)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 4)
(in thousands of U.S. dollars)

	As at December 31, 2018 $	As at December 31, 2017 $
ASSETS
Current
Cash and cash equivalents	54,917	71,439
Restricted cash (note 17)	2,153	1,599
Pool receivables from affiliates, net (note 15h)	56,549	15,550
Accounts receivable, including affiliate balances of $2.1 million (2017 - $0.8 million)	17,365	19,288
Due from affiliates (note 15f)	39,663	49,103
Current portion of derivative assets (note 12)	2,905	1,016
Prepaid expenses	34,096	18,690
Other current assets (note 2)	17,943	—
Total current assets	225,591	176,685
Restricted cash - long-term (note 17)	3,437	2,672
Vessels and equipment At cost, less accumulated depreciation of $494.4 million (2017 - $512.0 million) (notes 10 and 20)	1,401,551	1,737,792
Vessels related to capital leases At cost, less accumulated depreciation of $111.3 million (2017 - $25.4 million) (notes 11 and 20)	482,010	227,722
Investment in and advances to equity-accounted for investments (note 7)	25,766	25,460
Derivative assets (note 12)	2,973	4,226
Other non-current assets	74	127
Intangible assets At cost, less accumulated depreciation of $10.9 million (2017 - $8.2 million) (note 8)	11,625	14,605
Goodwill (note 8)	8,059	8,059
Total assets	2,161,086	2,197,348
LIABILITIES AND EQUITY
Current
Accounts payable, including affiliate balances of $0.6 million (2017 - $nil)	11,146	7,860
Accrued liabilities (notes 9, 12 and 15f)	40,856	34,608
Current portion of long-term debt (note 10)	106,236	166,745
Current portion of derivative liabilities (note 12)	57	—
Current obligation related to capital leases (note 11)	20,896	7,227
Deferred revenue	—	557
Due to affiliates (note 15f)	18,570	19,717
Total current liabilities	197,761	236,714
Long-term debt (note 10)	629,170	785,557
Long-term obligation related to capital leases (note 11)	354,393	141,681
Other long-term liabilities (note 21)	32,829	26,795
Total liabilities	1,214,153	1,190,747
Commitments and contingencies (notes 7, 10, 11 and 12)
Equity
Common stock and additional paid-in capital (585.0 million shares authorized, 231.6 million Class A and 37.0 million class B shares issued and outstanding as of December 31, 2018) (2017 - 385.0 million shares authorized, 231.2 million Class A and 37.0 million Class B shares issued and outstanding) (notes 5 and 14)	1,295,929	1,294,998
Accumulated deficit	(348,996)	(288,397)
Total equity	946,933	1,006,601
Total liabilities and equity	2,161,086	2,197,348
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 4)
(in thousands of U.S. dollars)

	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Cash, cash equivalents and restricted cash (used for) provided by
OPERATING ACTIVITIES
Net (loss) income	(52,548)	(58,023)	67,823
Non-cash items:
Depreciation and amortization	118,514	100,481	104,149
(Gain) loss on sale of vessels (note 20)	(170)	12,984	20,594
Unrealized gain on derivative instruments (note 12)	(579)	(937)	(9,679)
Equity (income) loss (note 7)	(1,220)	25,370	(7,680)
Other	11,664	8,093	9,943
Change in operating assets and liabilities (note 17)	(54,952)	6,590	30,004
Expenditures for dry docking	(27,972)	(14,069)	(8,608)
Net operating cash flow	(7,263)	80,489	206,546

FINANCING ACTIVITIES
Proceeds from long-term debt, net of issuance costs	81,397	232,825	906,149
Repayments of long-term debt	(165,365)	(109,006)	(162,092)
Prepayment of long-term debt	(137,717)	(443,796)	(979,877)
Proceeds from financing related to sales and leasebacks (note 11)	241,339	153,000	—
Scheduled repayments of obligations related to capital leases (note 11)	(14,958)	(4,090)	—
Return of capital to Teekay Corporation (note 4)	—	—	(15,000)
Cash dividends paid	(8,052)	(20,679)	(46,847)
Proceeds from equity offerings, net of offering costs (note 5)	—	8,521	7,558
Proceeds from issuance of common stock, net of share issuance costs (note 5)	—	5,000	—
Other	(92)	(241)	(744)
Net financing cash flow	(3,448)	(178,466)	(290,853)

INVESTING ACTIVITIES
Proceeds from the sales of vessels and equipment (note 20)	589	52,131	27,550
Expenditures for vessels and equipment	(5,827)	(4,732)	(9,226)
Loan repayments from equity-accounted for investment (note 7)	—	550	3,500
Return of capital from equity-accounted for investments	746	—	—
Cash acquired in TIL acquisition, net of transaction fees (note 23)	—	30,831	—
Net investing cash flow	(4,492)	78,780	21,824

Decrease in cash, cash equivalents and restricted cash	(15,203)	(19,197)	(62,483)
Cash, cash equivalents and restricted cash, beginning of the year	75,710	94,907	157,390
Cash, cash equivalents and restricted cash, end of the year (note 17d)	60,507	75,710	94,907
Supplemental cash flow information (note 17)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes 1 and 4)
(in thousands of U.S. dollars, except share amounts)

	EQUITY
	Equity of Entities under Common Control $	Common Stock and Paid-in Capital
		Thousands of Common Stock #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2015	22,018	156,031	1,032,239	62,635	(217,413)	899,479
Net income	4,968	—	—	—	62,855	67,823
Proceeds from issuance of Class A common stock, net of offering costs (note 5)	—	3,020	7,558	—	—	7,558
Net change in parent's equity from Entities under Common Control (note 4)	130	—	—	—	—	130
Return of capital from Entities under Common Control (note 4)	(15,000)	—	—	—	—	(15,000)
Dividends declared	—	—	—	—	(28,122)	(28,122)
Equity-based compensation (note 14)	—	253	872	—	—	872
Balance as at December 31, 2016	12,116	159,304	1,040,669	62,635	(182,680)	932,740
Net income (loss)	1,304	—	—	—	(59,327)	(58,023)
Proceeds from issuance of Class A common stock, net of offering costs (note 5)	—	5,955	13,521	—	—	13,521
Acquisition of the remaining 50% of TTOL (note 5)	(13,420)	13,775	—	25,897	(25,711)	(13,234)
Acquisition of TIL (note 5)	—	88,978	151,262	—	—	151,262
Dividends declared	—	—	—	—	(20,679)	(20,679)
Equity-based compensation (note 14)	—	190	1,014	—	—	1,014
Balance as at December 31, 2017	—	268,202	1,206,466	88,532	(288,397)	1,006,601
Net loss	—	—	—	—	(52,548)	(52,548)
Dividends declared	—	—	—	—	(8,052)	(8,052)
Equity-based compensation (note 14)	—	357	1,220	—	—	1,220
Other	—	—	(289)	—	1	(288)
Balance as at December 31, 2018	—	268,559	1,207,397	88,532	(348,996)	946,933
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.	Summary of Significant Accounting Policies
Basis of presentation and consolidation principles
These consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (GAAP). They include the accounts of Teekay Tankers Ltd., a Marshall Islands corporation, its wholly-owned subsidiaries and the Entities under Common Control, as described in note 4, and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company).

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. In addition, estimates have been made when allocating expenses from Teekay Corporation (Teekay) to the Entities under Common Control and such estimates may not be reflective of what actual results would have been if the Entities under Common Control had operated independently. Significant intercompany balances and transactions have been eliminated upon consolidation.

Prior to the Company's adoption of Accounting Standards Update 2017-01, Clarifying the Definition of a Business, (or ASU 2017-01) on October 1, 2017, the Company accounted for the acquisition of vessels from Teekay as a transfer of a business between entities under common control. The method of accounting for such transfers, as well as the acquisition of other businesses from Teekay, was similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity. The amount by which the proceeds paid by the Company differs from Teekay's historical carrying value of the acquired business is accounted for as a return of capital to, or contribution of capital from, Teekay. In addition, transfers of net assets between entities under common control were accounted for as if the transfer occurred from the date that the Company and the acquired business were both under the common control of Teekay and had begun operations (note 2).

On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL). As a result of the acquisition, the Company's consolidated financial statements prior to the date the Company acquired a controlling interest in TTOL have been retroactively adjusted to eliminate the use of the equity method of accounting for the original 50% interest in TTOL and to include 100% of the assets and liabilities and results of TTOL during the periods they were under common control of Teekay and had begun operations. All intercorporate transactions between the Company and TTOL that occurred prior to the acquisition of a controlling interest in TTOL by the Company have been eliminated upon consolidation (note 4).
In July 2017 and during 2018, the Company completed sales-leaseback financing arrangements with four and 10 lessor entities established by financial institutions, respectively. The Company is considered to be the primary beneficiary of the lessor entities under the arrangements and has since consolidated these VIEs (note 11).
On November 27, 2017, the Company completed its merger with Tanker Investments Ltd. (TIL), as a result of which TIL became a wholly-owned subsidiary of the Company. Prior to the merger, the Company accounted for its 11.3% interest in TIL using the equity method (notes 7 and 23).
Foreign currency
The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in other expenses in the accompanying consolidated statements of (loss) income.
Revenues
Voyage charters

Revenues from voyage charters are recognized on a proportionate performance method. The Company uses a discharge-to-discharge basis in determining proportionate performance for all spot voyages that contain a lease and a load-to-discharge basis in determining proportionate performance for all spot voyages that do not contain a lease. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Revenues from the Company’s vessels performing voyage charters within revenue sharing arrangements follow the same revenue recognition policy as voyage charters not in revenue sharing arrangements (or RSAs). The voyage revenues and voyage expenses, or net revenue, of vessels operating in revenue sharing arrangements are pooled and the resulting aggregate net contribution from all vessels in the revenue sharing arrangement, calculated on a time charter equivalent basis, is allocated to the revenue sharing arrangement participants according to an agreed formula. The agreed formula used to allocate the aggregate net contribution varies between revenue sharing arrangements; however, the formula generally allocates the aggregate net contribution to the participants of the revenue sharing arrangements on the basis of the number of days a vessel operates in the revenue sharing arrangement with weighting adjustments made to reflect vessels’

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

differing capacities and performance capabilities. The difference between the net revenue earned by a vessel of the Company performing voyage charters within a revenue sharing arrangement and its allocated share of the aggregate net contribution is reflected within voyage expenses. For those revenue sharing arrangements where the Company does not have an undivided interest in the working capital associated with it, the Company’s allocated share of the aggregate net contribution due from the revenue sharing arrangement is reflected in the Company’s consolidated balance sheet as pool receivables from affiliates (note 2). The consolidated balance sheets reflect in other current assets the accrued portion of revenues for those voyages that commence prior to balance sheet date and complete after the balance sheet date.

Time charters

The Company recognizes revenues from time charters accounted for as operating leases on a straight-line basis over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is off hire. When the time charter contains a profit-sharing agreement, the Company recognizes the profit-sharing or contingent revenues when the contingency is resolved. The consolidated balance sheets reflect in accounts receivable, any accrued revenue and in deferred revenue, the deferred portion of revenues which will be earned in subsequent periods (note 2).

Other revenues

Other revenues are earned from the offshore ship-to-ship transfer of commodities, primarily crude oil and refined oil products, but also liquid gases and various other products which are referred to as support operations. In addition, other revenues are also earned from other activities such as the commercial and technical management of vessels, terminal management, consultancy, procurement and equipment rental. Other revenues from short-term contracts are recognized as services are completed based on percentage of completion or in the case of long-term contracts, are recognized over the duration of the contract period (note 2).
Operating expenses
Voyage expenses are all expenses unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. In addition, the difference between the net revenue earned by a vessel of the Company performing voyage charters within a revenue sharing arrangement and its allocated share of the aggregate net contribution is reflected within voyage expenses. The Company, as shipowner, pays voyage expenses under voyage charters. The Company’s customers pay voyage expenses under time charters, except when the vessel is off-hire during the term of a time charter, in which case the Company pays voyage expenses. Voyage expenses are recognized when incurred.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The Company pays vessel operating expenses under both voyage and time charters and for vessels which earn net pool revenue, as described above. Vessel operating expenses are recognized when incurred.

The Company recognizes the expense from vessels time-chartered from other owners, which is included in time-charter hire expense, on a straight-line basis over the firm period of the charters.
Share-based compensation
The Company grants stock options and restricted stock units as incentive-based compensation to certain employees of Teekay who support the operations of the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. For stock-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it is a single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award. The Company also grants common stock and fully vested stock options as incentive-based compensation to non-management directors, which are expensed immediately (note 14).
Cash and cash equivalents
The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Restricted cash

The Company maintains restricted cash deposits relating to certain contracts of the ship-to-ship transfer business, LNG terminal management and for certain freight forward agreements (notes 12 and 17d). Attached to these contracts are certain performance guarantees required by the Company.

Restricted cash - long-term

The Company maintains restricted cash deposits for the purposes of the margin requirements of the Company's obligations related to certain capital leases (notes 11 and 17d).
Accounts receivable and allowance for doubtful accounts

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are written off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as allowance for doubtful accounts as at December 31, 2018 and 2017. The consolidated balance sheets reflect, in accounts receivable, any amounts where the right to consideration is conditioned upon the passage of time, and in other current assets, any accrued revenue where the right to consideration is conditioned upon something other than the passage of time.

Other loan receivables

The Company’s advances to equity-accounted for investments are recorded at cost. The Company analyzes its loans for collectability during each reporting period. A loan loss provision is recognized, based on current information and events, if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining that a loan loss provision is required include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available), any information provided by the debtor regarding their ability to repay the loan, and the fair value of the underlying collateral. When a loan loss provision is recognized, the Company measures the amount of the loss provision based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting loss in the consolidated statements of (loss) income. The carrying value of the loans is adjusted each subsequent period to reflect any changes in the present value of the expected future cash flows, which may result in increases or decreases to the loan loss provision.

The following table reflects the carrying value of the Company’s financing receivables by type of borrower, the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis and the grade as of December 31, 2018.

Class of Financing Receivable	Credit Quality Indicator	Grade	December 31, 2018 $	December 31, 2017 $
Advances to equity-accounted for investments	Other internal metrics	Performing	9,930	9,930
			9,930	9,930
Equity-accounted for investments
The Company’s investments in joint ventures in which the Company has the ability to exercise significant influence over the operating and financial policies of the entity are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity-accounted for investments for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If an equity-accounted for investment is impaired and if its estimated fair value is less than its carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of (loss) income. The Company’s maximum exposure to loss is the amount it has invested in its equity-accounted for investments.
Vessels and equipment
All pre-delivery costs incurred during the construction of newbuildings, including interest, supervision and technical costs, are capitalized. The acquisition cost and all costs incurred to restore used vessels purchased by the Company to the standard required to properly service the Company’s customers are capitalized.

Vessel capital modifications include the addition of new equipment or certain modifications to the vessel that are aimed at improving or increasing the operational efficiency and functionality of the asset. This type of expenditure is capitalized and depreciated over the estimated useful life of the modification. Expenditures covering recurring routine repairs or maintenance are expensed as incurred.

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation for vessels is calculated using an estimated useful life of 25 years from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (including depreciation attributable to the Entities under Common Control and excluding amortization of dry-docking costs and intangible assets) for the years ended December 31, 2018, 2017 and 2016 totaled $95.2 million, $80.1 million, and $81.5 million, respectively.

Generally, the Company dry docks each vessel every two and a half to five years. The Company capitalizes certain costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking to the estimated completion of the next dry docking. The Company includes in capitalized dry docking those costs incurred as part of the dry dock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets. When significant dry-docking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original dry-docking cost is expensed in the month of the subsequent dry docking.

The following table summarizes the change in the Company’s capitalized dry-docking costs, from January 1, 2016 to December 31, 2018:

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31,
	2018 $	2017 $	2016 $
Balance at the beginning of the year	48,460	49,298	62,146
Cost incurred for dry docking	27,896	16,239	9,340
Dry-dock amortization	(20,326)	(17,077)	(18,736)
Vessel sales	(11)	—	(3,452)
Balance at the end of the year	56,019	48,460	49,298

Vessels and equipment that are intended to be “held and used” in the Company's business are assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the asset is reduced to its estimated fair value. The estimated fair value for the Company's impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. Such appraisal is normally completed by the Company and is based on second-hand sale and purchase data.

Vessels and equipment that are “held for sale” are measured at the lower of their carrying amount or fair value less costs to sell and are not depreciated while classified as held for sale. Interest, other expenses and related liabilities attributable to vessels and equipment classified as held for sale, continue to be recognized as incurred.
Goodwill and intangible assets
Goodwill is not amortized but is reviewed for impairment at the reporting unit level on an annual basis or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. A reporting unit is a component of the Company that constitutes a business for which discrete financial information is available and regularly reviewed by management. When goodwill is reviewed for impairment, the Company may elect to assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount, including goodwill. Alternatively, the Company may bypass this step and use a fair value approach to identify potential goodwill impairment and, when necessary, measure the amount of impairment. The Company uses a discounted cash flow model to determine the fair value of reporting units, unless there is a readily determinable fair market value. The Company adopted ASU 2017-04, Simplifying the Test for Goodwill Impairment, effective October 1, 2018 (note 2). Consequently, goodwill impairment is measured as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying value of goodwill.

Customer-related intangible assets are amortized over the expected life of a customer contract or the expected duration that the customer relationships are estimated to contribute to the cash flows of the Company. The amount amortized each year is weighted based on the projected revenue to be earned under the contracts or projected revenue to be earned as a result of the customer relationships. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.
Debt issuance costs
Debt issuance costs related to recognized debt liabilities, including fees, commissions and legal expenses, are deferred and presented as a direct deduction from the carrying amount of the debt liability. Debt issuance costs which are not attributable to a specific debt liability or where the debt issuance costs exceed the carrying value of the related debt liability (primarily undrawn revolving credit facilities) are deferred and presented as other non-current assets in the Company's consolidated balance sheets. Debt issuance costs are amortized using the effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense in the Company’s consolidated statements of (loss) income.

Fees paid to substantially amend a non-revolving credit facility are associated with the extinguishment of the old debt instrument, if applicable, and included in determining the debt extinguishment gain or loss to be recognized. In addition, any unamortized debt issuance costs are written off. If the amendment is considered not to be a substantial amendment, then the fees would be associated with the replacement or modified debt instrument and, along with any existing unamortized premium, discount and unamortized debt issuance costs, would be amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the effective interest method. Other related costs incurred with third parties directly related to the modification, other than the loan amendment fee, are expensed as incurred.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Fees paid to amend a revolving credit facility are deferred and amortized over the term of the modified revolving credit facility. If the borrowing capacity of the revolving credit facility increases as a result of the amendment, unamortized debt issuance costs of the original revolving credit facility are amortized over the remaining term of the modified revolving credit facility. If the borrowing capacity of the revolving credit facility decreases as a result of the amendment, a proportionate amount (based on the reduction in borrowing capacity) of the unamortized debt issuance costs of the original revolving credit facility are written off and the remaining amount is amortized over the remaining term of the modified revolving credit facility.
Income taxes
The Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position taken or expected to be taken in a tax return will be sustained on examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Company's consolidated statements of (loss) income.

The Company believes that it and its subsidiaries are not subject to income taxation under the laws of the Republic of The Marshall Islands or Bermuda, or that distributions by its subsidiaries to the Company will not be subject to any income taxes under the laws of such countries, and that it qualifies for the Section 883 exemption under U.S. federal income tax purposes.
Derivative instruments
All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value each period end, regardless of the purpose or intent of holding the derivative. The method of recognizing the resulting gains or losses is dependent on whether the derivative contracts are designed to hedge a specific risk and whether the contracts qualify for hedge accounting. The Company does not apply hedge accounting to its derivative instruments, however it could for certain types of interest rate swaps that it may enter into in the future.

When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any hedge ineffectiveness is recognized immediately in earnings, as are any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer probable of occurring.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the effective portion of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the Company's consolidated statements of (loss) income. The ineffective portion of the change in fair value of the derivative financial instruments is immediately recognized in earnings in the Company's consolidated statements of (loss) income. If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the Company's consolidated statements of (loss) income. If the hedged items are no longer probable of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the Company's consolidated statements of (loss) income.

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
In May 2014, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09). ASU 2014-09 requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i)

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 became effective for the Company as of January 1, 2018 and may be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of such date. The Company has elected to apply ASU 2014-09 only to those contracts that were not completed as of January 1, 2018. The Company has adopted ASU 2014-09 as a cumulative-effect adjustment as of the date of adoption. The Company has identified the following differences on adoption of ASU 2014-09:

•
The Company previously presented the net allocation for its vessels participating in RSAs as net pool revenues. The Company has determined that it is the principal in voyages its vessels perform that are included in the RSAs. As such, the revenue from those voyages is presented in voyage charter revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. This had the effect of increasing voyage charter revenues and voyage expenses for the year ended December 31, 2018 by $292.6 million. There was no cumulative impact to opening equity as at January 1, 2018.

•
The Company previously presented all accrued revenue as a component of accounts receivable. The Company has determined that if the right to such consideration is conditioned upon something other than the passage of time, such accrued revenue should be presented apart from accounts receivable. This had the effect of increasing other current assets and decreasing accounts receivable by $17.9 million at December 31, 2018.

In February 2016, FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 is effective January 1, 2019, with early adoption permitted. The Company adopted ASU 2016-02 on January 1, 2019. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect. The Company has elected to use this new optional transition approach. To determine the cumulative effect adjustment, the Company will not reassess lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The adoption of ASU 2016-02 will result in a change in accounting method for the lease portion of the daily charter hire for the Company’s chartered-in vessels accounted for as operating leases with firm periods of greater than one year as well as a small number of office leases. Under ASU 2016-02, the Company will recognize a right-of-use asset and a lease liability on the balance sheet for these charters and office leases based on the present value of future minimum lease payments, whereas currently no right-of-use asset or lease liability is recognized. On January 1, 2019, a right of use asset and a lease liability of $11.0 million, were each recognized. The pattern of expense recognition of chartered-in vessels is expected to remain substantially unchanged, unless the right-of-use asset becomes impaired.
In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company as of January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance.
In August 2016, the FASB issued Accounting Standards Update 2016-15, Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments, which, among other things, provides guidance on two acceptable approaches of classifying distributions received from equity method investees in the statement of cash flows. This update became effective for the Company as of January 1, 2018, with a retrospective approach. The Company has elected to classify distributions received from equity method investees in the consolidated statement of cash flows based on the nature of the distribution. The adoption of this update did not have a material impact on the Company.
In November 2016, the FASB issued Accounting Standards Update 2016-18, Statement of Cash Flows: Restricted Cash, (or ASU 2016-18). ASU 2016-18 requires that the statement of cash flows explain the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Entities are also required to reconcile such total to amounts on the balance sheet and disclose the nature of the restrictions. ASU 2016-18 became effective for the Company as of January 1, 2018.  Adoption of ASU 2016-18 resulted in the Company including in its consolidated statement of cash flows changes in cash, cash equivalents and restricted cash.
In January 2017, the FASB issued Accounting Standards Update 2017-01, Clarifying the Definition of a Business, (or ASU 2017-01). ASU 2017-01 changes the definition of a business to assist entities with evaluating when a set of transferred assets and activities is a business. ASU 2017-01 requires an entity to evaluate if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of transferred assets and activities is not a business. ASU 2017-01 also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in ASC 606. Unlike a business combination, no goodwill or bargain purchase gain is recognized as part of an asset acquisition. ASU 2017-01 is effective for annual reporting periods beginning after December 15, 2017, and for interim periods within those years. The Company adopted this standard effective October 1, 2017, and this standard was applied to the acquisition of TIL (note 23).
In October 2017, the FASB issued Accounting Standards Update 2017-04, Simplifying the Test for Goodwill Impairment (or ASU 2017-04). Pursuant to this update, goodwill impairment will now be measured as the amount by which a reporting unit’s carrying value exceeds its fair

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

value, not to exceed the carrying value of goodwill. ASU 2017-04 eliminated existing guidance that required an entity to determine goodwill impairment by calculating the implied fair value of goodwill by hypothetically assigning the fair value of a reporting unit to all of its assets and liabilities as if that reporting unit had been acquired in a business combination. ASU 2017-04 requires prospective adoption approach and is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company elected to adopt ASU 2017-04 on October 1, 2018. The adoption of this update did not have a material impact on the Company.
In August 2018, the FASB issued Accounting Standards Update 2018-15, Intangibles-Goodwill and Other-Internal Use Software: Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract, (or ASU 2018-15). ASU 2018-15 aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software. ASU 2018-15 is effective for annual and interim periods beginning after December 15, 2019, with early adoption permitted. The Company has elected to adopt ASU 2018-15 on October 1, 2018, and such adoption did not have a material impact on the Company’s consolidated financial statements and related disclosures.

3.	Revenue
The Company’s primary source of revenue is from chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time-charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters, including conventional voyages and lightering voyages, are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship support services, which includes managing the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway, as well as commercial management services to third-party owners of vessels. Finally, the Company manages LNG terminals and procures LNG-related goods and services for terminal owners and other customers.

Voyage Charters

Voyage charters are charters for a specific voyage that are usually priced on a current or "spot" market rate and then adjusted for any pool participation based on predetermined criteria, if applicable. Voyage charters for full service lightering voyages may also be priced based on pre-agreed terms. The performance obligations within a voyage charter contract, which will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. The Company’s voyage charters will normally contain a lease; however, judgment is necessary to determine whether this is the case based upon the decision-making rights the charterer has under the contract. Such contracts are considered either fixed or variable, depending on certain conditions. Delays caused by the charterer result in additional consideration. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than three months. The Company does not engage in any specific tactics to minimize vessel residual value risk due to the short-term nature of the contracts.

Time Charters

Pursuant to a time charter, the Company charters a vessel to a customer for a fixed period of time, generally one year or more. The performance obligations within a time-charter contract, which will include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is typically invoiced monthly in advance for time-charter contracts, based on a fixed daily hire amount. However, certain sources of variability exist, including off-hire and sometimes profit share revenue. If the vessel is off-hire due to mechanical breakdown or for any other reason, the charterer does not pay charter hire for this time. For contracts including a profit share component, the profit share consideration occurs when actual spot tanker rates earned by the vessel exceed certain thresholds for a period of time. Variable consideration of the Company’s contracts is typically recognized as incurred, as either such revenue is allocated and accounted for under lease accounting requirements or, alternatively, such consideration is allocated to distinct periods within a contract that such variable consideration was incurred in. The Company does not engage in any specific tactics to minimize vessel residual value risk.

As at December 31, 2018, two of the Company’s vessels operated under time-charter contracts with the Company’s customers, both of which are scheduled to expire in 2019. As at December 31, 2018, the future hire payments expected to be received by the Company under time charters then in place were approximately $6.3 million. The hire payments should not be construed to reflect a forecast of total charter hire revenues for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after December 31, 2018, from unexercised option periods of contracts that existed on December 31, 2018 or from variable consideration, if any. In addition, future hire payments presented above have been reduced by estimated off-hire time for required period maintenance. Actual amounts may vary given future events such as unplanned vessel maintenance.

The carrying amount of the Company's owned vessels employed on time charters as at December 31, 2018, was $58.3 million (2017 - $517.9 million). The cost and accumulated depreciation of the vessels employed on these time charters as at December 31, 2018 were $88.2 million (2017 - $754.2 million) and $29.9 million (2017 - $236.3 million), respectively. As at December 31, 2018, the Company had no (2017 - $0.5 million) advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues in the following period which are included in deferred revenue on the Company's consolidated balance sheets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Other Revenues

Ship-to-ship support services include managing the process of transferring cargo between seagoing ships positioned alongside each other. Each operation is typically completed in less than 48 hours. The performance obligations within a commercial management contract are satisfied as services are rendered over the duration of such contracts. The management fee, consisting of a fixed component based on the number of days a vessel was under management and a variable component based on the vessel’s monthly earnings, is invoiced monthly in arrears for commercial management contracts. The performance obligations within an LNG terminal management contract are satisfied as services are rendered over the duration of such contracts. The management fee, consisting of a fixed amount, subject to contingent annual inflationary adjustments, is typically invoiced monthly in arrears. Substantially all of the Company’s performance obligations are satisfied over the duration of the associated contract, and the Company uses the proportion of elapsed time as its method to recognize revenue over the contract duration. The variable consideration of the Company’s contracts is typically recognized as incurred as such consideration is allocated to distinct periods within a contract.

Revenue Table

The following table contains a breakdown of the Company's revenue by contract type for the years ended December 31, 2018, 2017 and 2016. All revenue is part of the Company's conventional tanker segment, except for revenue for ship-to-ship support services and LNG terminal management, consultancy, procurement and other related services, which are part of the Company's ship-to-ship transfer segment.

	Year Ended December 31,
	2018 $	2017 $	2016 $
Voyage charters (1)
Suezmax	359,443	6,696	11,218
Aframax	119,830	26,250	30,591
LR2	67,245	—	—
Full service lightering	104,870	92,828	48,223
Total	651,388	125,774	90,032

Time-charters
Aframax	35,531	50,964	54,593
Suezmax	16,898	45,745	30,597
LR2	7,357	15,391	12,184
Total	59,786	112,100	97,374

Other revenue
Ship-to-ship support services	28,629	33,436	29,973
Commercial management	8,829	12,946	13,834
LNG terminal management, consultancy, procurement and other	7,131	6,986	9,222
Total	44,589	53,368	53,029

Net pool revenues (1)
Suezmax	—	91,854	173,747
Aframax	—	22,718	79,457
LR2	—	25,353	48,599
MR	—	11	8,305
Total	—	139,936	310,108
Total revenues	755,763	431,178	550,543

(1)
Prior to the January 1, 2018 adoption of ASU 2014-09, the Company presented the net allocation for its vessels participating in RSAs as net pool revenues. The Company has determined that it is the principal in voyages performed by its vessels included in the RSAs. As such, the revenue from those voyages is presented in voyage charter revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. The adoption of ASU 2014-09 had the impact of increasing voyage charter revenues and voyage expenses for the year ended December 31, 2018 by $292.6 million. The comparative periods do not include the impact of the January 1, 2018 adoption of ASU 2014-09.

4.	Acquisition of Entities under Common Control

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

From time to time the Company has acquired from Teekay, or other entities controlled by Teekay, vessels or interests in businesses. These acquisitions (including, among others, the remaining 50% interest in TTOL in May 2017) were deemed to be vessel or business acquisitions between entities under common control. Accordingly, for transactions prior to the Company's adoption of ASU 2017-01 on October 1, 2017, the Company accounted for these transactions in a manner similar to the pooling of interests method. Under this method of accounting, the Company’s consolidated financial statements, for periods prior to the respective dates the interests in the vessels or applicable businesses were actually acquired by the Company, are retroactively adjusted to include the results of the acquired vessels and businesses. The periods retroactively adjusted include all periods that the Company and the acquired vessels or businesses were both under common control of Teekay and had begun operations. All financial or operational information contained in these financial statements for the periods prior to the respective dates the interests in the vessels and businesses were actually acquired by the Company, and during which the Company and the applicable vessels or businesses were under common control of Teekay, are retroactively adjusted to include the results of these acquired vessels and businesses and are collectively referred to as the “Entities under Common Control”.

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
The effect of adjusting the Company’s consolidated financial statements to account for the TTOL common control transaction decreased the Company’s net loss for the year ended December 31, 2017 by $1.3 million and increased the Company's net income for the year ended December 31, 2016 by $5.0 million. The adjustments for the Entities under Common Control related to the TTOL transaction increased the Company’s revenues for the years ended December 31, 2017 and 2016 by $8.6 million and $23.6 million, respectively.

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

5.	Public Offerings and Private Placements
The following table summarizes the issuances of common shares over the three years ended December 31, 2018:

Date	Number of Common Stock Issued		Offering Price (Per Share)	Gross Proceeds	Net Proceeds	Teekay's Ownership After the Offering	Use of Proceeds
Continuous offering program during 2016	3,020,000	(1)	$2.38 - $2.75	7,747	7,558	(1)	General corporate purposes
January 2017	2,155,172	(2)	$2.32	5,000	5,000	25.7%	General corporate purposes
May 2017	13,775,224	(3)	$1.88	25,897	25,897	31.4%	Acquisition of controlling interest in TTOL
November 2017	88,977,544	(4)	$1.70	151,262	151,262	24.1%	TIL Merger
Continuous offering program during 2017	3,800,000	(5)	$2.26 - $2.41	8,826	8,521	(5)	General corporate purposes

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(1)
In December 2016, the Company re-opened its $80.0 million continuous offering program (or COP). The portion of the Company's voting power and ownership held by Teekay at December 31, 2016 was 52.9% and 25.4%, respectively.

(2)
Represents Class A common shares issued in a private placement to Teekay. The gross proceeds were used for general corporate purposes, including to strengthen the Company's liquidity position and to delever its balance sheet.

(3)
Represents Class B common shares issued to Teekay as consideration for the Company's acquisition of the remaining 50% interest in TTOL, which shares had an approximate value of $25.9 million, or $1.88 per share, on the closing date of the transaction (notes 4 and 7).

(4)
Represents Class A common shares issued to the shareholders of TIL as consideration for the Company's acquisition of the remaining 88.7% interest in TIL. The shares had an approximate value of $151.3 million, or $1.70 per share, on the closing date of the transaction (notes 7 and 23).

(5)	In January 2017, the Company re-opened its $80.0 million COP. The portion of the Company's voting power and ownership held by Teekay at December 31, 2017 was 54.1% and 28.8% respectively.

6.	Segment Reporting
The Company has two reportable segments, its conventional tanker segment and its ship-to-ship transfer segment. The Company’s conventional tanker segment consists of the operation of all of its tankers, including the operations from TTOL and TIL, which were acquired in 2017 (notes 7 and 23) and those tankers employed on full service lightering contracts. The Company’s ship-to-ship transfer segment consists of the Company’s lightering support services, including those provided to the Company’s conventional tanker segment as part of full service lightering operations and LNG terminal management, consultancy, procurement and other related services. Segment results are evaluated based on income (loss) from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables include results for the Company’s revenue and income (loss) from operations by segment for the years ended December 31, 2018, 2017 and 2016:

Year Ended December 31, 2018	Conventional Tanker Segment $	Ship-to-Ship Transfer Segment $	Inter-segment Adjustment (1) $	Total $
Revenues (2)(3)	720,076	48,175	(12,488)	755,763
Voyage expenses (3)	(373,064)	—	12,488	(360,576)
Vessel operating expenses	(174,278)	(34,853)	—	(209,131)
Time-charter hire expense	(13,537)	(6,001)	—	(19,538)
Depreciation and amortization	(114,062)	(4,452)	—	(118,514)
General and administrative expenses (4)	(36,481)	(3,294)	—	(39,775)
Gain on sale of vessel	—	170	—	170
Restructuring charges	(152)	(1,043)	—	(1,195)
Income (loss) from operations	8,502	(1,298)	—	7,204
Equity income	1,220	—	—	1,220

Year Ended December 31, 2017	Conventional Tanker Segment $	Ship-to-Ship Transfer Segment $	Inter-segment Adjustment (1) $	Total $
Revenues (2)(3)	391,267	50,422	(10,511)	431,178
Voyage expenses (3)	(87,879)	—	10,511	(77,368)
Vessel operating expenses	(135,740)	(39,649)	—	(175,389)
Time-charter hire expense	(25,666)	(4,995)	—	(30,661)
Depreciation and amortization	(95,433)	(5,048)	—	(100,481)
General and administrative expenses (4)	(29,539)	(3,340)	—	(32,879)
(Loss) gain on sale of vessel	(13,034)	50	—	(12,984)
Income (loss) from operations	3,976	(2,560)	—	1,416
Equity loss	(25,370)	—	—	(25,370)

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Year Ended December 31, 2016	Conventional Tanker Segment $	Ship-to-Ship Transfer Segment $	Inter-segment Adjustment (1) $	Total $
Revenues (2)(3)	512,608	41,136	(3,201)	550,543
Voyage expenses (3)	(56,805)	—	3,201	(53,604)
Vessel operating expenses	(150,100)	(32,498)	—	(182,598)
Time-charter hire expense	(57,368)	(2,279)	—	(59,647)
Depreciation and amortization	(99,024)	(5,125)	—	(104,149)
General and administrative expenses (4)	(29,432)	(3,767)	—	(33,199)
(Loss) gain on sale of vessel	(20,926)	332	—	(20,594)
Income (loss) from operations	98,953	(2,201)	—	96,752
Equity income	7,680	—	—	7,680

(1)
The ship-to-ship transfer segment provides lightering support services to the conventional tanker segment for full service lightering operations and the pricing for such services is based on actual costs incurred during 2018 and 2017 (2016 - based on estimated costs of approximately $25,000 per voyage).

(2)	Revenues, net of the inter-segment adjustment, earned from the ship-to-ship transfer segment are reflected in other revenues in the Company's consolidated statements of (loss) income.

(3)	The comparative periods do not include the impact of the January 1, 2018 adoption of ASU 2014-09 (see note 2).

(4)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources) (note 15e).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	As at December 31, 2018 $	As at December 31, 2017 $
Conventional Tanker	2,069,854	2,089,099
Ship-to-Ship Transfer	36,315	36,810
Cash and cash equivalents	54,917	71,439
Total assets	2,161,086	2,197,348

7.	Investments in and advances to Equity-Accounted for Investments

	Year Ended December 31,
	2018 $	2017 $
High-Q Joint Venture	25,766	24,546
Gemini Tankers L.L.C.	—	914
Total	25,766	25,460

a.
The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one VLCC, which traded on a fixed time charter-out contract that expired in May 2018. Under the fixed contract, the vessel earned a daily rate and an additional amount if the daily rate of sub-charter earnings exceeded a certain threshold. The VLCC completed its dry dock in July 2018 and subsequently began trading on spot voyage charters in a pool managed by a third party.

As at December 31, 2018, the High-Q joint venture has a loan outstanding with a financial institution with a balance of $37.5 million (December 31, 2017 - $42.7 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by the Company. The High-Q joint venture also had an interest rate swap agreement that expired in June 2018. The interest rate swap exchanged a receipt of floating interest based on 3-months LIBOR for a payment of a fixed rate of 1.47% every three months.

b.
On May 31, 2017, the Company entered into a Merger Agreement to acquire the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of Class A common stock of the Company for each of TIL common stock not owned by the Company. Prior to the completion of the merger, the Company accounted for its 11.3% investment in TIL using the equity method. On November 27, 2017, the Company completed the merger with TIL, and the Company remeasured its equity investment in TIL to fair value based on the relative share exchange value at the date of the acquisition, which resulted in the recognition of a net write-down of $26.7 million presented in equity income (loss) on the consolidated statements of (loss) income (note 23).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

c.
On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% interest in TTOL for $39.0 million, which included $13.1 million for assumed working capital (note 4). The Company issued approximately 13.8 million shares of the Company's Class B common stock to Teekay as consideration in addition to the working capital consideration of $13.1 million. As a result, the Company now consolidates TTOL and thus, all comparative periods have been retroactively adjusted to include TTOL on a consolidated basis (note 4) and TTOL's results are not included in the summary of equity-accounted for investment results below. Prior to the May 31, 2017 purchase, the Company equity-accounted for its initial 50% interest in TTOL.

A condensed summary of the Company’s financial information for equity-accounted for investments (11.3% to 50.0% owned) shown on a 100% basis are as follows:

	As at December 31,
	2018 $	2017 $
Cash, cash equivalents and restricted cash	1,697	2,231
Other current assets	2,488	4,774
Vessels and equipment	81,789	83,417

Current portion of long-term debt	5,378	5,616
Other current liabilities	452	572
Long-term debt	31,742	36,645
Other non-current liabilities	20,436	19,207

	Year Ended December 31,
	2018 $	2017 $	2016 $
Revenues	9,601	107,691	169,631
Income from operations	4,159	11,640	62,998
Realized and unrealized (loss) gain on derivative instruments	(104)	26	(244)
Net income (loss)	2,441	(8,967)	39,536

For the year ended December 31, 2018, the Company recorded equity income (loss) of $1.2 million (2017 - $(25.4) million and 2016 – $7.7 million). Equity income for the year ended December 31, 2018 is comprised of the Company's share of net income from the High-Q joint venture. Equity loss for the year ended December 31, 2017 is comprised of the Company’s share of net (loss) income from the High-Q joint venture, Gemini Tankers L.L.C. and from TIL for the period from January 1, 2017 until November 27, 2017, which includes an other than temporary impairment write-down of the investment in TIL (note 23). Equity income for the year ended December 31, 2016 is comprised of the Company's share of net income from the High-Q joint venture, TIL and Gemini Tankers L.L.C.

8.	Goodwill and Intangible Assets
Goodwill

The carrying amount of goodwill for the conventional segment was $1.9 million as at December 31, 2018 and 2017. In 2018, 2017 and 2016, the Company conducted its annual goodwill impairment review of its conventional segment and concluded that no impairment had occurred.

The carrying amount of goodwill for the ship-to-ship transfer segment was $6.2 million as at December 31, 2018 and 2017. In 2018, 2017 and 2016, the Company conducted its annual goodwill impairment review of its ship-to-ship transfer segment and concluded that no impairment had occurred.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Intangible Assets

The carrying amounts of intangible assets are as follows:

	As at
	December 31, 2018	December 31, 2017
	$	$
Customer relationships At cost, less accumulated amortization of $8.2 million (2017 - $6.0 million) (1)	9,724	11,853
Customer contracts At cost, less accumulated amortization of $2.7 million (2017 - $2.0 million) (1)	1,901	2,642
Favorable time-charter out contracts At cost, less accumulated amortization of $nil (2017 - $0.2 million)	—	110
	11,625	14,605

(1)
The customer relationships and customer contracts are being amortized over weighted average amortization periods of 10 years and 7.6 years, respectively. Amortization of intangible assets for the year ended December 31, 2018 was $2.9 million (2017 - $3.3 million, 2016 - $3.9 million). Amortization of intangible assets for the five years subsequent to 2018 is expected to be $2.2 million (2019), $2.0 million (2020), $1.8 million (2021), $1.6 million (2022), $1.5 million (2023) and $2.5 million (thereafter).

9.	Accrued Liabilities

	Year Ended December 31,
	2018 $	2017 $
Voyage and vessel	23,922	19,404
Corporate accruals	1,587	1,244
Interest and dividends	6,678	3,984
Payroll and benefits (note 15h)	8,669	9,976
Total	40,856	34,608

10.	Long-Term Debt

	Year Ended December 31,
	2018 $	2017 $
Revolving credit facilities due through 2022	417,997	539,735
Term loans due through 2021	323,995	423,512
Total principal	741,992	963,247
Less: unamortized discount and debt issuance costs	(6,586)	(10,945)
Total debt	735,406	952,302
Less: current portion	(106,236)	(166,745)
Non-current portion of long-term debt	629,170	785,557

As at December 31, 2018, the Company had two revolving credit facilities (or the Revolvers), which, as at such date, provided for available aggregate borrowings of up to $429.8 million, of which $11.8 million was undrawn (December 31, 2017 - $628.3 million, of which $88.6 million was undrawn). Interest payments are based on LIBOR plus margins, which at December 31, 2018 ranged between 2.00% and 2.75% (December 31, 2017 - 0.45% and 2.75%). The total amount available under the Revolvers reduces by $16.8 million (2019), $16.8 million (2020), $309.5 million (2021) and $86.7 million (2022). As at December 31, 2018 the Company also had three term loans outstanding, which totaled $324.0 million (December 31, 2017 - $423.5 million). Interest payments on the term loans are based on a combination of a fixed rate of 5.4% (December 31, 2017 - 5.40%) and variable rates based on LIBOR plus margins. As at December 31, 2018, the margin ranged from 0.30% to 2.00% (December 31, 2017 - 0.30% to 2.00%). The term loan repayments are made in quarterly or semi-annual payments. Two of the term loans also have a balloon or bullet repayment due at maturity in 2020 and 2021. The Company's debt facilities are further described below.

In November 2018, a wholly-owned subsidiary of the Company entered into a working capital loan facility agreement (or the Working Cap Loan) which provides available aggregate borrowings of up to $40.0 million for the subsidiary, with the option to increase the facility up to an additional $15.0 million, subject to approval of the lender. A portion of the proceeds will be used to provide working capital in relation to certain vessels trading in the RSAs and to fund pooling operations. The Working Cap Loan has an initial maturity date of six months after the first utilization date but shall be continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Interest payments will be based on LIBOR plus a margin of 3.50%. The Working Cap Loan is collateralized by the assets of Teekay Tankers Chartering Pte. Ltd. and the RSAs. The Working Cap Loan also requires the Company to maintain its paid-

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

in capital contribution and the retained distributions of the RSA participants in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA participants but unpaid) and (b) $15.0 million. As at December 31, 2018, no amounts had been drawn under this facility.

In November 2018, the Company completed an $84.7 million sale-leaseback financing transaction relating to four of the Company's vessels (note 11). Proceeds from the sale-leaseback transaction were used to refinance one of the Company's corporate revolvers, which matured in November 2018 and to prepay a portion of the Company's 2017 Revolver, described below.

In September 2018, the Company completed a $156.6 million sale-leaseback financing transaction relating to six of the Company's vessels (note 11). Proceeds from the sale-leaseback transaction were used to prepay a portion of the Company's 2017 Revolver, described below.

In July 2017, the Company completed a $153.0 million sale-leaseback financing transaction relating to four of the Company's vessels (note 11). Proceeds from the sale-leaseback transaction were used to prepay a portion of the Company's 2016 Debt Facility, described below.

In December 2017, the Company entered into a $270.0 million long-term debt facility (or the 2017 Revolver), which is scheduled to mature in December 2022. In December 2017, $215.8 million of the 2017 Revolver was used to refinance two of the Company's debt facilities that were assumed in the merger with TIL (note 23). These debt facilities were scheduled to mature in April 2019 and June 2020. As at December 31, 2018, the 2017 Revolver is collateralized by seven of the Company's vessels, together with other related security. The 2017 Revolver also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As of December 31, 2018, this ratio was 163% (December 31, 2017 - 191%). The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt.

In January 2016, the Company entered into a $894.4 million long-term debt facility (or the 2016 Debt Facility), consisting of both a term loan, which is scheduled to mature in December 2020, and a revolving credit component, which is scheduled to mature in January 2021. The 2016 Debt Facility is collateralized by 29 of the Company's vessels, together with other related security. The 2016 Debt Facility also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2018, this ratio was 137% (December 31, 2017 - 145%). The vessel values used in this ratio are appraised values prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt.

The Company's remaining two term loans are guaranteed by Teekay and are collateralized by six of the Company’s vessels, together with certain other related security. One of the term loans contain covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt (excluding the debt of Teekay LNG Partners L.P., or TGP). In addition, an event of default of this term loan will occur if any financial indebtedness of Teekay in excess of $50.0 million is not paid when due. The other term loan requires Teekay and the Company collectively, to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt (excluding the debt of TGP). In addition, an event of default of this term loan will occur if any indebtedness of Teekay that exceeds $100.0 million is not paid when due.

As at December 31, 2018, the Company was in compliance with all covenants with respect to the Revolvers and term loans. Teekay has also advised the Company that Teekay was in compliance with all covenants relating to the revolving credit facilities and term loans to which the Company is a party.

The weighted-average interest rate on the Company’s long-term debt as at December 31, 2018 was 4.6% (December 31, 2017 – 3.5%). This rate does not reflect the effect of the Company’s interest rate swap agreements (note 12).

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to December 31, 2018 are $106.7 million (2019), $118.6 million (2020), $430.1 million (2021) and $86.6 million (2022).

11.	Leases
Operating Leases
Charters-in

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2018, minimum commitments incurred by the Company relating to eight chartered-in vessels accounted for as operating leases, including three workboats for the Company's lightering support services, were approximately $36.9 million (2019), $23.5 million (2020) and $2.0 million (2021).
Charters-out
As at December 31, 2018, two of the Company’s vessels operated under fixed-rate time charter contracts with the Company’s customers, of which both contracts are scheduled to expire in 2019. As at December 31, 2018, the minimum scheduled future revenues to be received by the Company under time charters then in place were approximately $6.3 million (note 3).

Capital Lease Obligations

	As at	As at
	December 31, 2018	December 31, 2017
	$	$
Total obligations related to capital leases	375,289	148,908
Less: current portion	(20,896)	(7,227)
Long-term obligations related to capital leases	354,393	141,681
In November 2018, the Company completed an $84.7 million sale-leaseback financing transaction with a financial institution relating to four of the Company's tankers, consisting of two Aframax tankers, one Suezmax tanker and one LR2 product tanker, the Explorer Spirit, Navigator Spirit, Pinnacle Spirit and Trysil Spirit.
In September 2018, the Company completed a $156.6 million sale-leaseback financing transaction with a financial institution relating to six of the Company's Aframax tankers, the Blackcomb Spirit, Emerald Spirit, Garibaldi Spirit, Peak Spirit, Tarbet Spirit and Whistler Spirit.
In July 2017, the Company completed a $153.0 million sale-leaseback financing transaction with a financial institution relating to four of the Company's Suezmax tankers, the Athens Spirit, Beijing Spirit, Moscow Spirit and Sydney Spirit.
Under these arrangements, the Company transferred the vessels to subsidiaries of the financial institutions (or collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from nine- to 12-year terms. The Company has the option to purchase each of the 14 tankers at various times starting between July 2020 and November 2021 until the end of their respective lease terms. The Company is also obligated to purchase six of the Aframax vessels upon maturity of their respective bareboat charters.
The Company understands that these vessels and lease operations are the only assets and operations of the Lessors. The Company operates the vessels during the lease term, and as a result, is considered to be the Lessors' primary beneficiary and therefore, the Company consolidates the Lessors for financial reporting purposes.
The liabilities of the Lessors are loans and are non-recourse to the Company. The amounts funded to the Lessors in order to purchase the vessels materially match the funding to be paid by the Company's subsidiaries under these lease-back transactions. As a result, the amounts due by the Company's subsidiaries to the Lessors have been included in obligations related to capital leases as representing the Lessors' loans.
The bareboat charters related to each of these vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least 6 months to maturity) of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to capital leases (excluding applicable security deposits reflected in restricted cash - long-term on the Company's consolidated balance sheets).
Four of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. As at December 31, 2018, this ratio was approximately 101% (December 31, 2017 - 105%).
Six of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at December 31, 2018, this ratio was approximately 91% (December 31, 2017 - nil).
The remaining four bareboat charters also require the Company to maintain, for each vessel, a minimum hull overage ratio of 100% of the total outstanding principal balance. As at December 31, 2018, this ratio was approximately 122% (December 31, 2017 - nil).
Such requirements are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at December 31, 2018, the Company was in compliance with all covenants in respect of the obligations related to capital leases.
As at December 31, 2018, the total remaining commitments under the 14 capital leases for Suezmax, Aframax and LR2 product tankers were approximately $557.1 million, including imputed interest of $181.8 million, repayable from 2019 through 2030, as indicated below:

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Year	Commitment
2019	$47,962
2020	$47,373
2021	$47,237
2022	$47,230
2023	$47,222
Thereafter	$320,064

12.	Derivative Instruments
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

In February 2016, in connection with the Company’s long-term debt facility entered into at that time, the Company entered into nine interest rate swaps. Four of the interest rate swaps commenced in October 2016, are scheduled to terminate in December 2020 and have notional amounts of $50.0 million each, at inception, with fixed rates of 1.462%. The remaining five interest rate swaps commenced in the first quarter of 2016 and are scheduled to terminate in January 2021, of which one swap has a notional amount of $75.0 million, one swap has a notional amount of $50.0 million, and three swaps have notional amounts of $25.0 million each with fixed rates of 1.549%, 1.155% and 1.549%, respectively.

As at December 31, 2018, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset $	Remaining Term (years)	Fixed Interest Rate (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	92,563	1,250	2.0	1.46%
U.S. Dollar-denominated interest rate swaps	LIBOR	150,000	3,175	2.0	1.55%
U.S. Dollar-denominated interest rate swaps	LIBOR	50,000	1,453	2.0	1.16%

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of December 31, 2018 ranged from 0.30% to 3.50%.

(2)	Notional amount reduces quarterly.

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

Stock purchase warrant

During 2017, the Company had one stock purchase warrant which had entitled it to purchase up to 750,000 shares of common stock of TIL under certain conditions at pre-determined prices. The stock purchase warrant was not exercised and was canceled upon completion of the TIL merger in November 2017 (notes 7 and 23) and as a result, no value was recorded for this warrant on the Company's consolidated balance sheet at December 31, 2018 and 2017.

Time-charter swap

Effective June 1, 2016, the Company entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels. Under such agreement, the Company received $27,776 per day, less a 1.25% brokerage commission and paid 55% of the net revenue distribution of two Aframax equivalent vessels employed in the Company’s Aframax RSA, less $500 per day, for a period of 11 months plus an additional two months at the counterparty’s option. The purpose of the agreement was to reduce the Company’s exposure to spot tanker market rate variability for certain of its vessels that are employed in the Aframax RSA. The Company did not designate, for accounting purposes, the time-charter swap as a cash flow hedge. As of May 1, 2017, the time-charter swap counter-party did not exercise the two-month option, and as such, the agreement was completed as of June 30, 2017.

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

	Current portion of derivative assets $	Derivative assets $	Accrued assets (liabilities) $	Current portion of derivative liabilities $
As at December 31, 2018
Interest rate swap agreements	2,905	2,973	422	—
Forward freight agreements	—	—	(3)	(57)
	2,905	2,973	419	(57)

As at December 31, 2017
Interest rate swap agreements	1,016	4,226	(39)	—
	1,016	4,226	(39)	—

Realized and unrealized gains (losses) relating to interest rate swaps, the time-charter swap and FFAs are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the Company’s consolidated statements of (loss) income as follows:

	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $	Year Ended December 31, 2016 $
Realized gains (losses) relating to:
Interest rate swaps agreements	2,316	(994)	(12,797)
Time-charter swap agreement	—	1,106	2,154
Forward freight agreements	137	270	—
	2,453	382	(10,643)

Unrealized gains (losses) relating to:
Interest rate swaps agreements	636	2,099	13,681
Stock purchase warrant	—	(287)	(4,877)
Time-charter swap agreement	—	(875)	875
Forward freight agreements	(57)	—	—
	579	937	9,679
Total realized and unrealized gain (loss) on derivatives	3,032	1,319	(964)

13.	Fair Value Measurements
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

Derivative instruments

a.
The fair values of the Company’s interest rate swap agreements are the estimated amounts that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and if the swap is not collateralized, the current credit worthiness of either the Company or the swap counterparties. The estimated amount is the present value of future cash flows. The inputs used to determine the future cash flows include the fixed interest rate of the swaps and market interest rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

b.
In 2016, Company entered into a time-charter swap agreement for 55% of two Aframax equivalent vessels (note 12). The fair value of this derivative agreement was the estimated amount that the Company would receive or pay to terminate the agreement at the reporting date, based on the present value of the Company's projection of future Aframax spot market tanker rates, which were derived from current Aframax spot market tanker rates and estimated future rates, as well as an estimated discount rate. The time-charter swap agreement was completed as of December 31, 2017.

Changes in fair value during the year ended December 31, 2017 for the Company's time-charter swap agreement, which is described below and was measured at fair value on the recurring basis using significant unobservable inputs (Level 3), are as follows:

Year Ended December 31, 2017 $
Fair value asset - beginning of the year	875
Settlements	(1,106)
Realized and unrealized gain	231
Fair value asset - at the end of the year	—

c.
The estimated fair value of the stock purchase warrant as of December 31, 2016 was based on the historical volatility of comparable companies of 47.83%. On November 27, 2017, the merger of TIL was completed, resulting in TIL becoming a wholly-owned subsidiary of the Company. Under the terms of the agreement, warrants to purchase or acquire shares of common stock of TIL that had not been exercised as of the effective time of the merger, were canceled. As a result, no value was recorded for this warrant in the Company's consolidated balance sheets at December 31, 2017 (notes 7b and 12).

Changes in fair value during the year ended December 31, 2017 for the TIL stock purchase warrant are as follows:

Year Ended December 31, 2017 $
Fair value at the beginning of the year	287
Unrealized loss included in earnings	(287)
Fair value at the end of the year	—

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	December 31, 2018			December 31, 2017
	Fair Value Hierarchy Level	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 17d)	Level 1	60,507	60,507	75,710	75,710
Derivative instruments (note 12)
Interest rate swap agreements (1)	Level 2	5,878	5,878	5,242	5,242
Freight forward agreements (1)	Level 2	(57)	(57)	—	—

Other:
Advances to equity-accounted for investments	Note (2)	9,930	Note (2)	9,930	Note (2)
Long-term debt, including current portion	Level 2	(735,406)	(723,031)	(952,302)	(946,105)
Obligations related to capital leases, including current portion	Level 2	(375,289)	(377,652)	(148,908)	(147,401)

(1)
The fair values of the Company's interest rate swap agreements and FFAs at December 31, 2018 and 2017 exclude accrued interest income and expenses, which are recorded in accounts receivables and accrued liabilities, respectively, in these consolidated financial statements.

(2)
The advances to equity-accounted for investments, together with the Company’s investments in the equity-accounted for investments, form the net aggregate carrying value of the Company’s interests in the equity-accounted for investments in these consolidated financial statements. The fair values of the individual components of such aggregate interests as at December 31, 2018 and 2017 were not determinable.

14.	Capital Stock
The authorized capital stock of Teekay Tankers Ltd. at December 31, 2018 was 100,000,000 shares of Preferred Stock (2017 - 100,000,000 shares of Preferred Stock), with a par value of $0.01 per share (2017 - $0.01 per share), 485,000,000 shares of Class A common stock (2017 - 285,000,000 shares of Class A common stock), with a par value of $0.01 per share (2017 - $0.01 per share), and 100,000,000 shares of Class B common stock (2017 - 100,000,000 shares of Class B common stock), with a par value of $0.01 per share (2017 - $0.01 per share). The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2018, the Company had 231.6 million shares of Class A common stock (2017 – 231.2 million), 37.0 million shares of Class B common stock (2017 – 37.0 million) and no shares of Preferred Stock issued and outstanding (2017 – nil).

Commencing in December 2015, the Company adopted a dividend policy under which quarterly dividends were set to range from 30% to 50% of its quarterly adjusted net income, subject to the discretion of its Board of Directors, with a minimum quarterly dividend of $0.03 per share under the Company's current policy, which is subject to change. Effective May 2018, the Company eliminated the payment of its minimum quarterly dividend of $0.03 per share in order to preserve liquidity during the cyclical downturn of the tanker spot market. Under the revised dividend policy, quarterly dividends are expected to range from 30% to 50% of the Company's quarterly adjusted net income, subject to reserves its Board of Directors may determine are necessary for the prudent operations of the company. Dividend payments are subject to the discretion of the Company's Board of Directors, and the policy remains subject to change. Adjusted net income (loss) is a non-GAAP measure which excludes specific items affecting net income (loss) that are typically excluded by securities analysts in their published estimates of the Company's financial results. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally in any dividends that the Board of Directors declares from time to time out of funds legally available for dividends.

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
Stock-based compensation
As at December 31, 2018, the Company had reserved under its 2007 Long-Term Incentive Plan a total of 10,000,000 shares of Class A common stock for issuance pursuant to awards granted under the plan (2017 – 4,000,000 Class A common stock). For the year ended December 31, 2018, a total of 168,029 shares (2017 – nil shares, 2016 – 9,358 shares) of Class A common stock were granted and issued to the Company’s non-management directors as part of their annual compensation. The compensation relating to the granting of such stock

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

has been included in general and administrative expenses in the amounts of $0.2 million, nil, and $35.0 thousand for the years ended December 31, 2018, 2017, and 2016, respectively.

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

During 2018, the Company granted 0.5 million (2017 - 0.4 million; 2016 - 0.3 million) stock options with an exercise price of $1.22 per share (2017 - $2.23; 2016 - $3.74) to the Company’s non-management directors. These stock options have a ten-year term and vest immediately. The Company also granted 0.7 million (2017 - 0.5 million; 2016 - 0.2 million) stock options with an exercise price of $1.22 per share (2017 - $2.23; 2016 - $3.74) to the officers of the Company and to certain employees of Teekay subsidiaries that provide services to the Company. Each stock option granted has a ten-year term and vests equally over three years from the grant date.

The weighted-average fair value of the stock options granted during 2018 was $0.35 per option (2017 - $0.67 per option; 2016 - $0.87 per option), estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 48.7% (2017 - 50.2%; 2016 - 51.3%); expected life of five years (2017 - five years; 2016 - five years); dividend yield of 5.5% (2017 - 5.0%; 2016 - 7.8%); and risk-free interest rate of 2.6% (2017 - 2.1%; 2016 - 1.2%). The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

A summary of the Company’s stock option information for the years ended December 31, 2018, 2017, and 2016 is as follows:

	December 31, 2018		December 31, 2017		December 31, 2016
	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)
Outstanding - beginning of year	1,670,305	3.10	822,345	3.99	321,609	4.39
Granted	1,240,424	1.22	882,741	2.23	500,736	3.74
Forfeited / expired	(34,765)	1.56	(34,781)	2.23	—	—
Outstanding - end of year	2,875,964	2.31	1,670,305	3.10	822,345	3.99

Exercisable - end of year	1,797,493	2.69	1,055,250	3.34	530,034	3.97

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2018, 2017 and 2016 is as follows:

	December 31, 2018		December 31, 2017		December 31, 2016
	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)
Outstanding non-vested stock options - beginning of year	615,055	2.68	292,311	4.02	132,689	4.75
Granted	736,326	1.22	486,329	2.23	216,043	3.74
Vested	(238,145)	2.95	(128,804)	4.14	(56,421)	4.64
Forfeited / expired	(34,765)	1.56	(34,781)	2.23	—	—
Outstanding non-vested stock options - end of year	1,078,471	1.66	615,055	2.68	292,311	4.02

As of December 31, 2018, there was $0.3 million (2017 - $0.3 million, 2016 - $0.2 million) of total unrecognized compensation cost related to non-vested stock options granted. During the year ended December 31, 2018, the Company recognized $0.2 million (2017 - $0.2 million, 2016 - $0.1 million) of expenses related to the stock options granted to the officers of the Company and to certain employees of Teekay subsidiaries that provide services to the Company.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2018, the intrinsic value of the outstanding in-the-money stock options was $nil (2017 - $nil; 2016 - $nil) and the intrinsic value of the exercisable stock options was $nil (2017 - $nil; 2016 - $nil). As at December 31, 2018, the weighted-average remaining life of options vested and expected to vest was 8.1 years (2017 - 8.3 years; 2016 - 8.5 years) and the weighted-average remaining life of the exercisable stock options was 7.7 years (2017 - 8.0 years; 2016 - 8.3 years).

During 2018, the Company granted 0.8 million (2017 - 0.4 million; 2016 - 0.3 million) restricted stock units to the officers of the Company and to certain employees of Teekay subsidiaries that provide services to the Company, with an aggregate fair value of $0.9 million (2017 - $0.8 million; 2016 - $1.0 million). Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is cancelled, unless their termination arises as a result of the recipient’s retirement and, in that case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common shares.

For the year ended December 31, 2018, the Company recorded an expense of $0.7 million (2017 - $0.8 million, 2016 - $1.4 million) related to the restricted stock units in general and administrative expenses. During the year ended December 31, 2018, 0.3 million restricted stock units (2017 - 0.3 million; 2016 - 0.4 million) with a market value of $0.3 million (2017 - $0.6 million; 2016 - $1.5 million) vested and that amount, net of withholding taxes, was paid to the grantees by issuing 0.2 million shares (2017 - 0.2 million shares; 2016 - 0.2 million shares) of Class A common stock.

15.	Related Party Transactions

a.
On November 27, 2017, the Company completed its merger with TIL. As consideration for the merger, the Company issued 88,977,544 Class A common shares to the TIL shareholders (other than the Company and its subsidiaries), including 8,250,000 shares to Teekay, for $151.3 million, or $1.70 per share (notes 5 and 23).

b.
On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% of TTOL, which owns conventional tanker commercial management and technical management operations and currently administers four commercially-managed tanker revenue sharing arrangements (notes 4 and 7c).

c.	In January 2017, the Company issued 2,155,172 shares of Class A common stock in a private placement to Teekay at a price of $2.32 per share for gross proceeds of $5.0 million (note 5).
Management Fee – Related and Other

d.
The Company's operations are conducted in part by its subsidiaries who receive services from Teekay's wholly-owned subsidiary, Teekay Shipping Ltd. (or the Manager, formerly known as Teekay Tankers Management Services Ltd.), and its affiliates. The Manager provides various services under a long-term management agreement (the Management Agreement). Commencing October 1, 2018, the Company elected to receive commercial and technical management services for its owned and leased vessels (other than certain former TIL vessels, which are managed by a third party) from its wholly-owned subsidiaries and will no longer contract these services from the Manager. Prior to this date, the Manager was required to provide these services to the Company, which it did by subcontracting such services from the Company's subsidiary TTOL and its affiliates. Certain of the Company’s vessels participate in revenue sharing arrangements that, with the exception of a Medium Range (or MR) revenue sharing arrangement, are managed by TTOL or Teekay Tankers Chartering Pte Ltd. (collectively, the Pool Managers).

e.	Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31,
	2018 $	2017 $	2016 $
Time-charter revenues (i)	—	—	5,404
RSA pool management fees and commissions (ii)	—	(2,799)	(9,813)
Commercial management fees (iii)	—	(1,187)	(1,870)
Vessel operating expenses - technical management fee (iv)	(10,400)	(8,775)	(9,155)
Strategic and administrative service fees (v)	(32,918)	(21,185)	(10,122)
Secondment fees (vi)	(679)	(382)	—
Lay-up services revenues (vii)	—	33	302
LNG terminal services revenues (viii)	1,689	388	70
Technical management fee recoveries (ix)	13,811	7,666	—
Service revenues (x)	1,019	1,939	—
Entities under Common Control (note 4)
RSA pool management fees and commissions (ii)	—	2,799	9,813
Commercial management fees (iii)	—	1,187	1,870
Strategic and administrative service fees (v)	—	(7,026)	(15,508)
Secondment fees (vi)	—	(248)	(644)
Technical management fee revenues (ix)	—	4,890	11,742
Service revenues (x)	—	1,772	5,482

i
In December 2015, the Company chartered-out the Navigator Spirit to Teekay under a fixed-rate time-charter contract, which was due to expire in July 2016. On May 18, 2016, the contract was transferred to the Americas Spirit, which subsequently expired on July 15, 2016.

ii.
The Company’s share of TTOL’s fees for revenue sharing arrangements are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of (loss) income. The Company acquired the remaining 50% interest in TTOL on May 31, 2017 (notes 4 and note 7c). Subsequent to the acquisition, the Company's share of TTOL's fees has been eliminated.

iii.
The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels, which are not included in the RSAs. These fees are reflected in voyage expenses on the Company’s consolidated statements of (loss) income. Subsequent to the Company's acquisition of the remaining 50% interest in TTOL, the Company's share of the Manager's commercial management fees has been eliminated.

iv.
The cost of ship management services provided by the Manager has been presented as vessel operating expenses on the Company’s consolidated statements of (loss) income. Commencing October 1, 2018, the Company has elected to receive ship management services for its own vessels from its wholly-owned subsidiaries and will no longer subcontract these services from the Manager.

v.
The Manager’s strategic and administrative service fees have been presented in general and administrative fees, except for fees related to technical management services, which have been presented in vessel operating expenses, on the Company’s consolidated statements of (loss) income. The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in note 14) is set and paid by Teekay or such other subsidiaries. The Company reimburses Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.

vi.
The Company pays secondment fees for services provided by some employees of Teekay. Secondment fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company's consolidated statements of (loss) income.

vii.	The Company recorded revenue of $0.3 million for the year ended December 31, 2016 to provide lay-up services to Teekay for two of its in-chartered vessels.

viii.
In November 2016, the Company's ship-to-ship transfer business signed an operational and maintenance subcontract with Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by TGP, for the Bahrain LNG Import Terminal. The terminal is owned by Bahrain LNG W.I.L., a joint venture for which Teekay LNG Operating L.L.C., an entity wholly-owned by TGP, has a 30% interest.

ix.
The Company receives reimbursements from Teekay, which subcontracts technical management services from the Manager. These reimbursements have been presented in general and administrative expenses on the Company's consolidated statements of (loss) income. Commencing October 1, 2018, the Company has elected to receive technical management services for its own vessels from its wholly-owned subsidiaries and will no longer subcontract these services from the Manager.

x.
The Company recorded revenue of $1.0 million and $1.9 million for the years ended December 31, 2018 and 2017, respectively, relating to TTOL's administration of certain revenue sharing arrangements and provision of certain commercial services to participants in the arrangements. The Company also recorded revenue of $1.8 million and $5.5 million for the years ended December 31, 2017 and 2016, respectively, associated with the Entities under Common Control. Commencing October 1, 2018, the Company has elected to receive certain commercial services from its wholly-owned subsidiaries and will no longer subcontract these services from the Manager.

f.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented in the consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $7.6 million and $8.7 million were payable to the Manager as at December 31, 2018 and 2017, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities in the consolidated balance sheets. The amounts owing from the RSAs, which are reflected in the consolidated

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

balance sheets as pool receivables from affiliates, are without interest and are repayable upon the terms contained within the applicable revenue sharing agreement. In addition, the Company had advanced $34.9 million and $45.1 million as at December 31, 2018 and 2017, respectively, to the RSAs for working capital purposes. The Company may be required to advance additional working capital funds from time to time. Working capital advances will be returned to the Company when a vessel no longer participates in the applicable RSA, less any set-offs for outstanding liabilities or contingencies. These activities, which are reflected in the consolidated balance sheets as due from affiliates, are without interest or stated terms of repayment.

g.
The Management Agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $3.20 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the years ended December 31, 2018, 2017 and 2016. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s Board of Directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution.

h.
Pursuant to certain RSAs, TTOL provides certain commercial services to the RSA participants and administers the RSAs in exchange for a fee currently equal to 1.25% of the gross revenues attributable to each RSA participant’s vessels and a fixed amount per vessel per day which ranges from $275 to $350. Voyage revenues and voyage expenses of the Company’s vessels operating in these RSAs are pooled with the voyage revenues and voyage expenses of other RSA participants. The resulting net pool revenues, calculated on a time-charter equivalent basis, are allocated to the RSA participants according to an agreed formula. The pool receivable from affiliates as at December 31, 2018 and 2017 was $56.5 million and $15.6 million, respectively.

i.
Pursuant to a service agreement with the Teekay Aframax RSA, from time to time, the Company may hire vessels to perform full service lightering services. During 2018, 2017 and 2016, the Company recognized $28.4 million, $14.1 million and $13.1 million, respectively, related to vessels which were chartered-in from the RSA to assist with full service lightering operations. These amounts have been presented in voyage expenses on the Company's consolidated statements of (loss) income.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

16.	Other Income

	Year Ended December 31,
	2018 $	2017 $	2016 $
Foreign exchange gain	3,133	79	1,413
Other income	49	250	120
Total	3,182	329	1,533

17.	Supplemental Cash Flow Information

a.	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2018, 2017 and 2016 are as follows:

	Year Ended December 31,
	2018 $	2017 $	2016 $
Accounts receivable, including other current assets	(16,020)	14,603	(108)
Pool receivables from affiliates	(40,999)	16,193	38,137
Due from affiliates	9,440	17,562	18,371
Prepaid expenses	(15,507)	8,767	2,313
Accounts payable and accrued liabilities	9,778	(13,996)	(26,821)
Due to affiliates	(1,147)	(32,641)	(3,606)
Deferred revenue	(557)	(3,898)	1,718
Other	60	—	—
Change in operating assets and liabilities	(54,952)	6,590	30,004

b.
Cash interest paid (including interest paid by the Entities under Common Control) during the years ended December 31, 2018, 2017, and 2016 totaled $47.6 million, $26.4 million, and $38.5 million, respectively.

c.
In November 2017, the Company acquired the outstanding shares of TIL through issuing 89.0 million Class A common shares, which was treated as a non-cash transaction in the Company's consolidated statement of cash flows. As a result of this transaction, the Company acquired $37.6 million in cash and paid $6.9 million in transaction costs (note 23).

d.
The Company maintains restricted cash deposits relating to certain contracts which were assumed as part of the acquisition of the ship-to-ship transfer business in 2015, LNG terminal management and for certain freight forward agreements (note 12). Attached to these contracts are certain performance guarantees required by the Company. The Company also maintains restricted cash deposits for the purposes of the margin requirements of the Company's obligations related to certain capital leases (note 11). Total cash, cash equivalents and restricted cash are as follows:

	As at December 31, 2018	As at December 31, 2017	As at December 31, 2016	As at December 31, 2015
	$	$	$	$
Cash and cash equivalents	54,917	71,439	94,157	156,520
Restricted cash - current	2,153	1,599	750	870
Restricted cash - long-term	3,437	2,672	—	—
	60,507	75,710	94,907	157,390

18.	Liquidity
Accounting standard ASC-205-40, Presentation of Financial Statements - Going Concern, requires management to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of its consolidated financial statements.

Two of the Company’s term loans, with an aggregate outstanding balance of $166.4 million, are guaranteed by Teekay and contain certain covenants (see note 10). As part of the Company’s assessment of its liquidity, it has considered Teekay’s ability to comply with the covenants of these term loans for the one-year period following the issuance of the Company’s consolidated financial statements. Teekay has informed the Company that it expects it will comply with all required covenants and have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of Teekay's consolidated financial statements, taking into account Teekay's plans to refinance its

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

senior notes coming due in January 2020. Consequently, the Company does not expect any negative impact on its liquidity as a result of Teekay’s obligations under the two term loans.

Based on the Company’s liquidity at the date these consolidated financial statements were issued, including the liquidity it had recently generated from the completion of the Working Cap Loan (note 10) and the sale-leaseback of 10 vessels in 2018 (note 11), and the liquidity it expects to generate from its February 2019 sale-leaseback financing transaction (note 24) and operations over the following year based on an expected tanker market recovery, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

19.	(Loss) Earnings Per Share
The net (loss) income available for common shareholders and (loss) earnings per common share presented in the table below excludes the results of operations of the Entities under Common Control which were purchased solely with cash (note 4).

	Year Ended December 31,
	2018 $	2017 $	2016 $
Net (loss) income	(52,548)	(58,023)	67,823

Weighted-average number of common shares - basic (1)	268,492,922	187,235,377	170,098,572
Dilutive effect of stock-based awards	—	—	242,067
Weighted average number of common shares - diluted (1)	268,492,922	187,235,377	170,340,639
(Loss) earnings per common share:
- Basic	(0.20)	(0.31)	0.40
- Diluted	(0.20)	(0.31)	0.40

(1)
The weighted-average number of common shares outstanding for periods prior to May 2017 has been retroactively adjusted to include the approximately 13.8 million shares of the Company's Class B common stock issued to Teekay as consideration for the acquisition of 50% of TTOL in May 2017.

Stock-based awards, that have an anti-dilutive effect on the calculation of diluted earnings per common share, are excluded from this calculation. In the years where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the year ended December 31, 2016, 14 thousand restricted stock units had an anti-dilutive effect on the calculation of diluted earnings per common share. For the year ended December 31, 2016, options to acquire 0.7 million shares of the Company’s Class A common stock had an anti-dilutive effect on the calculation of diluted earnings per common share.

20.	Sale of Vessels
The Company's consolidated statement of loss for the year ended December 31, 2018 includes a net gain on sale of vessel of $0.2 million relating to one lightering support vessel, which was sold and delivered to its buyer in the second quarter of 2018.

In November 2018, the Company completed an $84.7 million sale-leaseback financing transaction relating to four of the Company's vessels, including two Aframax tankers, one Suezmax tanker and one LR2 product tanker (see note 11).

In September 2018, the Company completed a $156.6 million sale-leaseback financing transaction relating to six of the Company's Aframax tankers (see note 11).

During 2017, the Company completed the sales of three Aframax tankers which were delivered to their respective buyers in the second, third and fourth quarters of 2017. The Company recognized an aggregate loss on sale of the vessels of $11.2 million.

In July 2017, the Company completed a $153.0 million sale-leaseback financing transaction relating to four of the Company's Suezmax tankers (note 11).

The Company's consolidated statement of income for the year ended December 31, 2016 includes an aggregate loss on sale of vessels of $20.6 million of two MR tankers and two Suezmax tankers. One MR tanker was sold in November 2016 for a sales price of $13.2 million, and the Company recognized a loss on sale of the vessel of $8.1 million. The other MR tanker was sold in August 2016 for a sales price of $14.0 million, and the Company recognized a loss on sale of the vessel of $6.6 million.

In November 2016, the Company sold two lightering support vessels related to the ship-to-ship transfer business for an aggregate sales price of $0.4 million and recognized a gain on sale of the vessels of $0.3 million.

In October 2016, the Company entered into agreements to sell two Suezmax tankers, for an aggregate sales price of $33.8 million. The two vessels had been classified as vessels held for sale on the consolidated balance sheets as of December 31, 2016 and were written down to their agreed sales price. The Company recognized a loss on sale of vessels of $6.2 million in 2016. One Suezmax tanker was delivered to

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

its respective buyer in January 2017. The Company recognized a loss on the sale of the vessel of $0.3 million in the three months ended March 31, 2017. In February 2017, the date of delivery of the other Suezmax tanker to its owner was extended, and as a result, the sales price was reduced by $1.3 million. The vessel sale was completed in March 2017, and the Company recognized a loss on sale of the vessel of $1.5 million in 2017.

21.	Freight Tax and Other Tax Expenses
The following is a roll-forward of the Company’s freight tax liabilities which are recorded in its consolidated balance sheets in other long-term liabilities, from January 1, 2017 to December 31, 2018:

	Year Ended December 31,
	2018 $	2017 $
Balance of unrecognized tax benefits as at January 1	26,054	12,882
Increases related to the TIL merger (note 23)	—	8,528
Increases for positions related to the current year	5,399	1,910
Changes for positions taken in prior years	1,701	3,641
Decreases related to statute of limitations	(1,095)	(907)
Balance of unrecognized tax benefits as at December 31	32,059	26,054

The Company does not presently anticipate its uncertain tax positions will significantly increase or decrease in the next 12 months; however, actual developments could differ from those currently expected. The tax years 2013 through 2018 remain open to examination by some of the major jurisdictions in which the Company is subject to tax.

The Company recognizes freight tax expenses in its consolidated statements of (loss) income. Interest and penalties on freight tax expenses are included in the roll-forward schedule above and are approximately $5.4 million and $4.2 million, for the years ended December 31, 2018 and 2017, respectively. Net foreign exchange gains on freight tax expenses are also included in the roll-forward schedule above and are approximately a reduction of $3.3 million and $0.1 million for the years ended December 31, 2018 and 2017, respectively.

22.	Shipbuilding Contracts
In April 2013, four special purpose subsidiary companies of the Company entered into agreements with STX Offshore & Shipbuilding Co., Ltd (or STX) of South Korea to construct four LR2 product tanker newbuildings. At the same time, the Company entered an Option Agreement with STX allowing the Company to order up to an additional 12 vessels. In February and March 2014, the Company and its subsidiaries commenced legal proceedings against STX for having repudiated the four firm shipbuilding contracts and the Option Agreement in London, U.K. In the same year, STX issued proceedings in Korea.

On February 15, 2016, each of the Company’s four subsidiaries successfully obtained an English Court Order requiring STX to pay a total of $8.9 million per subsidiary in respect of the four firm shipbuilding contracts.

STX filed for bankruptcy protection and as of December 31, 2016, all Korean enforcement actions were stayed. STX has had its bankruptcy protection recognized in England and Wales. The Company was not in a position to take any further action on enforcement and recognition of its award in the U.K. or Korea while the bankruptcy protection remained in place.

In March 2017, the Korean courts upheld the Company's subsidiaries' claims for the firm contracts in the bankruptcy proceedings. In November 2017, STX underwent a rehabilitation plan, which resulted in the Company's subsidiaries being entitled to receive 7% of the $8.9 million award in cash to be paid annually through 2026, and 93% of the award in equity of STX.

In June 2018, the Company's subsidiaries, under their entitlement as part of the STX rehabilitation plan, received a total of 315,856 shares of STX, representing a minor percentage ownership interest.

As at December 31, 2018, the STX shares had been de-listed. No amounts have been recorded due to uncertainty of their value. In addition, the Company has not recognized a receivable in respect to the non-interest-bearing cash award due to uncertainty of collection.

23.	Acquisition of Tanker Investments Ltd.
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

Pursuant to this acquisition, the Company acquired a modern fleet of 10 Suezmax tankers, six Aframax tankers and two LR2 product tankers with an average age of 7.3 years, assumed $47.1 million of net working capital and other long-term liabilities and assumed long-term debt with a principal balance outstanding of $338.9 million. The merger with TIL was accounted for as an acquisition of assets. The purchase price of the acquisition consisted of the fair value of the Company's shares issued on the merger date ($151.3 million), the transaction costs associated with the merger ($6.9 million) and the fair value of the Company's 11.3% pre-existing ownership in TIL at the close of the merger ($19.2 million), for a total acquisition cost of $177.4 million. Net working capital and other long-term liabilities of $47.1 million and $337.1 million of long-term debt assumed were recognized at their fair values on November 27, 2017. The remaining amount of the purchase price was allocated to vessels ($467.2 million) and existing time-charter contracts ($0.2 million), on a relative fair value basis.

24.	Subsequent Events

a.
In February 2019, the Company signed a term sheet for a $63.7 million sale-leaseback financing transaction for two of its Suezmax tankers. If completed, the Company expects to increase its liquidity position by approximately $25 million after the repayment of outstanding debt related to these vessels. The transaction, which remains subject to customary conditions precedent and execution of definitive documentation, is expected to be completed in the second quarter of 2019.