Form 20-F
period 2019-12-31
TEEKAY TANKERS LTD.
filed 2020-04-15
CIK 1419945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________________________
FORM 20-F
_________________________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2K2 Canada
Telephone: (604) 683-3529
(Address and telephone number of principal executive offices)
Arthur Bensler
Suite 2000 - Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2K2 Canada
Telephone: (604) 683-3529
Fax: (604) 644-6600
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Class A common stock, par value of $0.01 per share	TNK	New York Stock Exchange

Securities registered, or to be registered, pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
_________________________________________________________
Indicate the number of outstanding shares of each issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
29,028,579 shares of Class A common stock, par value of $0.01 per share.
4,625,997 shares of Class B common stock, par value of $0.01 per share.
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
Yes   ☐            No  ☒

TEEKAY TANKERS LTD.
INDEX TO REPORT ON FORM 20-F

Item 17.	Financial Statements	81
Item 18.	Financial Statements	74
Item 19.	Exhibits	75
Signature		77

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•
our future financial condition, results of operations and future revenues, expenses and capital expenditures, and our expected financial flexibility and sources of liquidity to fund capital expenditures and pursue acquisitions and other expansion opportunities, including vessel acquisitions;

•	our dividend policy and ability to pay dividends on shares of our common stock;

•
the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, changes in the world tanker fleet, changes in global oil and refined products demand, the rate of global oil production (including the effect of OPEC supply cuts), and changes in long-haul crude tanker movements, trading patterns, tanker fleet utilization and spot tanker rates;

•	anticipated levels of tanker newbuilding orders and deliveries and rates of tanker scrapping or use of tankers for floating storage;

•	anticipated temporary removal of vessels from the global supply chain for drydocking and scrubber retrofitting;

•	our compliance with, and the effect on our business and operating results of, covenants under our term loans, credit facilities and obligations related to finance leases;

•	our expectation regarding the ability of Teekay Corporation to comply with its covenants under our loan arrangement which Teekay Corporation is a guarantor;

•
the expected scope, duration and effects of the novel coronavirus pandemic, including its impact on global supply and demand for petroleum products and tanker fleet utilization, and the consequences of any future epidemic or pandemic crises;

•	future oil production and refinery capacity;

•	global oil prices, including the potential impact on oil stockpiling, refinery throughput, bunker fuel prices, and oil futures markets;

•	our expectations about the availability of vessels to purchase, the expected costs and time it may take to acquire vessels or construct and deliver newbuildings;

•	the ability to leverage Teekay Corporation’s relationships and reputation in the shipping industry;

•	the expected benefits of participation in purchasing alliances;

•	the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of strong tanker markets;

•	our acquisition strategy and the expected benefits of our acquisitions of vessels or businesses;

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

•
the impact and expected cost of, and our ability and plans to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business, including the expected cost to install ballast water treatment systems (or BWTS) on our tankers and the switch to burning low sulfur fuel in compliance with International Maritime Organization (or IMO) proposals and the effect of IMO 2020, a new regulation for a 0.50% global sulfur cap for marine fuels effective January 1, 2020;

•	our ability to obtain all permits, licenses and certificates material to the conduct of our operations;

•	the impact on us and the shipping industry of environmental liabilities, including climate change;

•	the impact of any sanctions on our operations and our ongoing compliance with such sanctions;

•	the expected impact of the adoption of the "Poseidon Principles" by financial institutions;

•	expenses under service agreements with other affiliates of Teekay Corporation;

•	the anticipated taxation of our Company and of dividends to our shareholders;

•	the sale of the non-U.S. portion of our ship-to-ship support services business, as well as its LNG terminal management business, including the expected timing of closing;

•
our strategy regarding our ship-to-ship transfer business and the expected ongoing benefits of our ship-to-ship transfer business, including, among others, the ability of the business to provide stable cash flow to help us partially manage the cyclicality of the tanker market, and our ability to grow our presence in, and take advantage of the expected increased volumes moving in and out of, the U.S. Gulf, and to increase our market share in the ship-to-ship support business in the Americas region;

•	our expected recovery of fuel price increases from the charterers of its vessels through higher rates for voyage charters;

•	our expectations as to the useful vessel lives and any impairment of our vessels or of goodwill;

•	our customers’ increasing emphasis on environmental and safety concerns;

•
meeting our going concern requirements and our liquidity needs, including anticipated funds and sources of financing for liquidity and capital expenditure needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least a one-year period;

•	our ability to refinance existing debt obligations, to raise additional debt and capital to fund capital expenditures and negotiate extensions or redeployments of existing assets;

•	our expectations and hedging activities relating to foreign exchange, interest rate and spot market risks;

•	the expected timing of the transition away from the use of the London Inter-Bank Offered Rate (or LIBOR) and the consequences relating to such transition;

•	the ability of counterparties to our derivative and other contracts to fulfill their contractual obligations;

•	the delivery timing of new charter-in vessels;

•	our position that we are not a passive foreign investment company;

•	the expected impact of the adoption of new accounting standards; and

•	our business strategy and other plans and objectives for future operations.
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
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay Tankers Ltd. and its subsidiaries for fiscal years 2015 through 2019, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, Item 5 – Operating and Financial Review and Prospects included herein, and the historical financial statements and accompanying notes and the Report of Independent Registered Public Accounting Firm thereon (which is included herein), with respect to the fiscal years 2019, 2018 and 2017.

In December 2015, we purchased two vessels from Altera Infrastructure L.P. (formerly known as Teekay Offshore Partners L.P.) (or Altera), an entity which was controlled by Teekay at the time. This acquisition was deemed to be a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interest method whereby our consolidated financial statements prior to the date these vessels were acquired by us are retroactively adjusted to include the results of these acquired vessels. The periods retroactively adjusted include all periods that we and the acquired vessels were both under the common control of Teekay and had begun operations.

In May 2017, we acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL), a company which owns tanker commercial management and technical management operations. This was deemed to be a business acquisition between entities under common control. As a result, our consolidated financial statements prior to the date we acquired the controlling interest in TTOL have been retroactively adjusted to eliminate the equity method of accounting previously used for the original 50% interest owned and to include 100% of the assets and liabilities and results of TTOL on a consolidated basis during the periods we and TTOL were under common control of Teekay and had begun operations. All intercorporate transactions between us and TTOL that occurred prior to the acquisition have been eliminated upon consolidation.

As a result, our consolidated statements of income (loss) for the years ended December 31, 2017, 2016, and 2015 reflect the results of operations of TTOL and the vessels acquired from Altera, referred to herein as the "Entities under Common Control," as if we had acquired them when TTOL and each respective vessel began operations under the ownership of Teekay. Please refer to Item 5 – Operating and Financial Review and Prospects: Items You Should Consider When Evaluating Our Results and Item 18 – Financial Statements: Note 4 – Acquisition of Entities under Common Control.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
	2019	2018	2017	2016	2015
	(in thousands, except share, per share, and fleet data)
Income Statement Data:
Revenues (1)	$943,917	$776,493	$431,178	$550,543	$534,681
Voyage expenses (2)	(402,294)	(381,306)	(77,368)	(53,604)	(18,727)
Vessel operating expenses (3)	(208,601)	(209,131)	(175,389)	(182,598)	(137,164)
Time-charter hire expense (4)	(43,189)	(19,538)	(30,661)	(59,647)	(74,898)
Depreciation and amortization	(124,002)	(118,514)	(100,481)	(104,149)	(73,760)
General and administrative expenses	(36,404)	(39,775)	(32,879)	(33,199)	(30,403)
(Loss) gain and write-down on sale of vessels	(5,544)	170	(12,984)	(20,594)	771
Restructuring charges	—	(1,195)	—	—	(6,795)
Income from operations	123,883	7,204	1,416	96,752	193,705
Interest expense	(65,362)	(58,653)	(31,294)	(29,784)	(17,389)
Interest income	871	879	907	117	122
Realized and unrealized (loss) gain on derivative instruments	(967)	3,032	1,319	(964)	(1,597)
Equity income (loss)	2,345	1,220	(25,370)	7,680	11,528
Income tax expenses	(20,103)	(9,412)	(5,330)	(7,511)	(3,406)
Other income	695	3,182	329	1,533	663
Net income (loss)	$41,362	($52,548)	($58,023)	$67,823	$183,626
Earnings (loss) per share (5)(6)
- Basic	$1.23	($1.57)	($2.48)	$3.20	$10.08
- Diluted	$1.23	($1.57)	($2.48)	$3.20	$10.00
Cash dividends declared (6)	$—	$0.24	$0.96	$1.44	$1.92
Balance Sheet Data (at end of year):
Cash and cash equivalents	88,824	54,917	71,439	94,157	156,520
Restricted cash - current and non-current	6,508	5,590	4,271	750	870
Vessels and equipment (7)	1,223,085	1,401,551	1,737,792	1,605,372	1,767,925
Vessels related to finance leases (7)	527,081	482,010	227,722	—	—
Total assets	2,229,476	2,161,086	2,197,348	1,964,370	2,214,803
Total debt (8)	1,024,467	1,110,695	1,101,210	933,016	1,164,605
Common stock and additional paid in capital	1,297,555	1,295,929	1,294,998	1,103,304	1,094,874
Total equity	989,920	946,933	1,006,601	932,740	899,479
Cash Flow Data:
Cash, cash equivalents and restricted cash provided by (used for):

Operating cash flows	117,661	(7,263)	80,489	206,546	201,821
Financing cash flows	(89,758)	(3,448)	(178,466)	(290,853)	647,678
Investing cash flows	8,380	(4,492)	78,780	21,824	880,011
Number of outstanding shares of common stock at the end of the year (6)	33,654,576	33,569,630	33,525,205	19,913,017	19,503,827
Other Financial Data:
Net revenues (9)	541,623	395,187	353,810	496,939	515,954
EBITDA (10)	249,958	133,152	78,175	209,150	278,059
Adjusted EBITDA (10)	260,194	129,559	125,664	240,198	286,504
Capital expenditures
Expenditures for vessels and equipment (11)	(11,628)	(5,827)	(4,732)	(9,226)	(848,229)
Expenditures for dry docking	(46,336)	(27,896)	(16,239)	(9,340)	(39,617)
Fleet Data:
Average number of tankers (12)
Suezmax	29.9	30.0	21.1	22.0	13.4
Aframax	20.4	19.2	17.3	21.8	22.0
Product	10.9	9.0	7.5	9.2	12.2
VLCC	0.5	0.5	0.5	0.5	0.5

(1)
Periods prior to 2018 do not include the impact of the January 1, 2018 adoption of ASU 2014-09, Revenue from Contracts with Customers (or ASU 2014-09). Refer to Item 18: Financial Statements: Note 2 - Recent Accounting Pronouncements.

(2)
Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses also include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses. Periods prior to 2018 do not include the impact of the January 1, 2018 adoption of ASU 2014-09. Refer to Item 18: Financial Statements: Note 2 - Recent Accounting Pronouncements.

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

(6)	The number of outstanding shares and per share amounts for all periods presented have been adjusted to reflect a one-for-eight reverse stock split completed on November 25, 2019.

(7)	Vessels and equipment and vessels related to finance leases consists of vessels, at cost less accumulated depreciation.

(8)	Total debt includes the short-term debt, current and long-term portion of long-term debt, and current and long-term portion of obligations related to finance leases.

(9)
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

	Years Ended December 31,
	2019	2018	2017	2016	2015
Revenues	$943,917	$776,493	$431,178	$550,543	$534,681
Voyage expenses	(402,294)	(381,306)	(77,368)	(53,604)	(18,727)
Net revenues	$541,623	$395,187	$353,810	$496,939	$515,954

(10)
EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before foreign exchange gain (loss), (loss) gain and write-down on sale of vessels, realized (gains) losses on interest rate swaps, unrealized gains on derivative instruments, fair value adjustment of the equity-accounted for investment and share of the above items in non-consolidated equity-accounted for investments. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity.

Neither EBITDA nor Adjusted EBITDA should be considered an alternative to net income (loss), operating income, or any other measure of financial performance presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some, but not all, items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.
The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income (loss).

	Years Ended December 31,
	2019	2018	2017	2016	2015
Reconciliation of "EBITDA" and "Adjusted EBITDA” to “Net income (loss)”
Net income (loss)	41,362	(52,548)	(58,023)	67,823	183,626
Depreciation and amortization	124,002	118,514	100,481	104,149	73,760
Interest expense, net of interest income	64,491	57,774	30,387	29,667	17,267
Income tax expenses	20,103	9,412	5,330	7,511	3,406
EBITDA	$249,958	$133,152	$78,175	$209,150	$278,059
Foreign exchange gain (i)	(486)	(3,133)	(79)	(1,413)	(613)
Loss (gain) and write-down on sale of vessels	5,544	(170)	12,984	20,594	(771)
Realized (gain) loss on interest rate swaps	(2,791)	(2,316)	994	12,797	9,790
Unrealized loss (gain) on derivative instruments	5,247	(579)	(937)	(9,679)	(8,193)
Fair value adjustment of Tanker Investments Ltd.	—	—	26,733	—	—
Adjustments related to equity-accounted for investments (ii)	2,722	2,605	7,794	8,749	8,232
Adjusted EBITDA	$260,194	$129,559	$125,664	$240,198	$286,504

(i)	Foreign exchange gain includes an unrealized gain of $0.6 million in 2019 (2018 - gain of $3.2 million, 2017 - loss of $0.2 million, 2016 - loss of $46.0 thousand, and 2015 - gain of $1.0 thousand).

(ii)
The following table reflects certain non-GAAP adjustments to the results of our equity-accounted for investments. The adjusted results should not be considered as an alternative to any measure of financial performance presented in accordance with GAAP. Adjustments to equity-accounted for investments include some, but not all, items that affect equity income and these measures and adjustments may vary among other companies and may not be comparable to adjustments to similarly titled measures of other companies. It should be noted that this measure includes the Adjusted EBITDA from our equity-accounted for investments. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our equity-accounted for investments.

Adjustments relating to equity income from our equity-accounted for investments are as follows:

	Years Ended December 31,
	2019	2018	2017	2016	2015

Depreciation and amortization	1,903	1,745	5,250	5,866	4,517
Interest expense, net of interest income	819	876	2,562	2,868	2,763
Income tax (recovery) expense	—	—	(1)	(107)	602
Realized and unrealized (gain) loss on derivative instruments	—	(16)	(14)	115	344
Foreign exchange (gain) loss	—	—	(3)	7	6
Adjustments related to equity-accounted for investments	$2,722	$2,605	$7,794	$8,749	$8,232

(11)	Excludes vessels purchased in connection with our acquisition of Tanker Investments Ltd. (or TIL). Please read Item 18. Financial Statements: Note 24 - Acquisition of Tanker Investments Ltd.

(12)
Average number of our tankers consists of the average number of vessels that were in our possession during a period, including time-chartered in vessels, the vessel owned by our High-Q Investment Ltd. (or High-Q) joint venture with Wah Kwong Maritime Transport Holdings Ltd. and vessels of the Entities under Common Control.

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
The novel coronavirus (COVID-19) pandemic is dynamic and expanding. The continuation of this outbreak likely will have, and the emergence of other epidemic or pandemic crises could have, material adverse effects on our business, results of operations, or financial condition.
The novel coronavirus pandemic is dynamic and expanding, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic, and any future epidemic or pandemic crises, will result in direct and indirect adverse effects on our industry and customers, which in turn may impact our business, results of operations and financial condition. Effects of the current pandemic include, or may include, among others:

•
deterioration of worldwide, regional or national economic conditions and activity, which could further reduce or prolong the recent significant declines in oil prices, or adversely affect global demand for our services, and time charter and spot rates;

•	disruptions to our operations as a result of the potential health impact on our employees and crew, and on the workforces of our customers and business partners;

•
disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions (including for any of our onshore personnel or any of our crew members to timely embark or disembark from our vessels), increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements;

•
potential delays in the loading and discharging of cargo on or from our vessels, and any related off hire due to quarantine, worker health or regulations, which in turn could disrupt our operations and result in a reduction of revenue;

•
potential shortages or a lack of access to required spare parts for our vessels, or potential delays in any repairs to, scheduled or unscheduled maintenance or modifications, or drydocking of, our vessels (including the currently scheduled drydocks for 11 of our vessels in 2020), as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions;

•	potential delays in vessel inspections and related certifications by class societies, customers or government agencies;

•	potential reduced cash flows and financial condition, including potential liquidity constraints;

•
reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to continued declines in global financial markets, including to the prices of publicly-traded equity securities of us, our peers and of listed companies generally;

•	a reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;

•
a decline in the market value of our vessels, which may cause us to (a) incur impairment charges or (b) breach certain covenants under our financing agreements (including our secured facility agreements and financial leases) relating to vessel-to-loan covenants; and

•
potential deterioration in the financial condition and prospects of our customers or the third party owners whose ships we commercially manage, or attempts by charterers, suppliers or receivers to invoke force majeure contractual clauses as a result of delays or other disruptions.

Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances and the worldwide nature of our business and operations, the duration of any business disruption and the related financial impact to us cannot be reasonably estimated at this time but could materially affect our business, results of operations and financial condition.
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
To fund our existing and future debt obligations and capital expenditures, we may be required to use our existing liquidity or cash from operations, incur borrowings, raise capital through the sale of assets or ownership interests in certain assets or our joint venture entity, issue debt or additional equity securities and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.
If we are unable to access additional financing arrangements and generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•	restructuring our debt;

•	seeking additional debt or equity capital;

•	selling additional assets or equity interest in certain assets or our joint venture;

•	not paying dividends;

•	reducing, delaying or canceling business activities, acquisitions, investments or capital expenditures; or

•	seeking bankruptcy protection.
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
Our primary liquidity needs in the next few years are to refinance loans as they mature and to make scheduled repayments of debt, in addition to paying debt service costs, dividends on equity as and if determined by our Board of Directors, scheduled repayments of obligations related to our finance leases, operating expenses and dry-docking expenditures and funding general working capital requirements. We anticipate that our primary sources of funds in the next few years will be existing liquidity, cash flows from operations, equity issuances and bank debt or other sources of financing.
The vote by the United Kingdom to leave the European Union could adversely affect us.
The United Kingdom exited the European Union (or EU) on January 31, 2020 and entered into a transition period from February 1, 2020 to December 31, 2020 during which it will seek to agree to the terms of its future relationship with the EU. Uncertainty regarding the relationship between the United Kingdom and the EU post-2020 may create economic instability in the United Kingdom and elsewhere, which could affect our operations, including our access to bank loans, and may lead to an adverse effect on our business. While we will seek to minimize associated risk by implementing mitigation plans, we cannot assure you that any such plans will be effective.
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
Economic downturns in the global financial markets or economy generally may lead to a decline in our customers’ operations or ability to pay for our services, which could result in decreased demand for our vessels and services. Our customers’ inability to pay could also result in their default on our current contracts and charters. A decline in the amount of services requested by our customers or their default on our contracts with them could have a material adverse effect on our business, financial condition and results of operations.
Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results and subject us to risks related to the phasing out of LIBOR.
We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. Interest rate changes could impact the amount of our interest payments, and accordingly, our future earnings and cash flow, assuming other factors are held constant. In accordance with our risk management policy, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. We cannot assure you that any hedging activities entered into by us will be effective in fully mitigating our interest rate risk from our variable rate indebtedness.
In addition, LIBOR and certain other interest “benchmarks” may be subject to regulatory guidance and/or reform that could cause interest rates under our current and future debt agreements to perform differently than in the past or cause other unanticipated consequences. The United Kingdom’s Financial Conduct Authority, which regulates LIBOR, has announced that it intends to stop encouraging or requiring banks to submit LIBOR rates after 2021, and it is unclear if LIBOR will cease to exist or if new methods of calculating LIBOR will evolve. While our secured revolving credit facility agreement dated January 28, 2020 provides for an alternate method of calculating interest rates in the event that a LIBOR rate is unavailable, if LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, there may be adverse impacts on the financial markets generally and interest rates on borrowings under our revolving facilities and secured term loan facilities may be materially adversely affected. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. We cannot provide assurances that any hedging activities that we enter into will fully mitigate our interest rate risk from our variable rate indebtedness.

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2019, that are sensitive to changes in interest rates, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".
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
Low oil prices or a further decline in oil prices may adversely affect our growth prospects and results of operations.
Global crude oil and natural gas prices have fallen to multi-year lows during the first quarter of 2020. A continuation of low oil and gas prices, or a further decline, may adversely affect our business, results of operations and financial condition and our ability to pay dividends, as a result of a number of factors, some of which are beyond our control, including:

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
Global crude oil prices have fallen to multi-year lows during the first quarter of 2020. Low oil prices generally benefit the tanker market, leading to higher oil demand, stronger refining margins, additional import demand for stockpiling purposes and lower bunker costs. A significant increase in crude oil prices compared to current levels could reverse many of these positive drivers and negatively impact tanker freight rates.
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
During 2019 and 2018, we derived approximately 86.8% and 70.8%, respectively, of our net revenues from vessels operating in the spot tanker market, either directly or by means of participation in RSAs (which includes vessels operating under full service lightering contracts and charters with an initial term of less than one year). Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

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

In addition, the impact of changes in the spot tanker market may be further impacted by our tankers participating in RSAs as an RSA may include vessels of third-party owners that do not perform as well as our vessels. As a result, we may earn less net revenue than we could by operating our vessels independently. For further information about the RSAs, please read "Item 4 - Information on the Company - “Revenue Sharing Agreements".

Our failure to renew or replace fixed-rate charters could cause us to trade the related vessels in the spot market, which could adversely affect our operating results and make them more volatile.
As of December 31, 2019, five of our tankers operated under fixed-rate time-charter contracts, all five charter contracts are scheduled to expire in 2020. If upon their scheduled expiration or any early termination we are unable to renew or replace fixed-rate charters on favorable terms, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.
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

Exposure to currency exchange fluctuations could result in fluctuations in our operating results.

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
Any acquisition of a vessel or business, such as our acquisition of the ship-to-ship (or STS) transfer business in July 2015 and Tanker Investments Ltd. (or TIL) in November 2017, may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•	fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;

•	be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;

•	decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;

•	significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;

•	incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired;

•	incur other significant charges, such as impairment of intangible assets, asset devaluation or restructuring charges; or

•	be unable to resell our acquired assets, or any portion thereof, for what we would consider fair value as a result of conditions that are beyond our control.
To the extent we acquire existing vessels, they typically do not carry warranties as to their condition, unlike newbuilding vessels. While we generally inspect existing vessels prior to purchase, such an inspection would normally not provide us with as much knowledge of a vessel’s condition as we would possess if it had been built for us and operated by us during its life. Repairs and maintenance costs for existing vessels are difficult to predict and may be substantially higher than for vessels we have operated since they were built. These costs could decrease our cash flows and liquidity and harm our financial condition and performance.
Over time, the value of our vessels may decline, which could adversely affect our ability to obtain financing or our operating results.
Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If the operation of a tanker is not profitable, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. As of December 31, 2019, two of our credit facilities and 16 of our obligations related to finance leases contain loan-to-value financial covenants tied to the value of the vessels that collateralize these credit facilities and the vessels related to the finance leases. A significant decline in the market value of these tankers may require us to pledge additional collateral to avoid a default under these credit facilities and obligations related to finance leases. We are required to maintain vessel value to outstanding loan and lease principal balance ratios ranging from 75%-125%. At December 31, 2019, we were in compliance with these requirements. A significant decline in the market value of our tankers may prevent us from refinancing tankers with a similar amount of debt thereby requiring us to either reduce debt levels in facilities collateralized by the tankers or seek alternative financing structures.

In addition, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our consolidated financial statements, we may need to recognize a significant charge against our earnings.
We may be required to make substantial capital expenditures should we decide to expand the size of our fleet. We generally will be required to make significant installment payments for any acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our financial leverage could increase or our shareholders’ ownership interest in us could be diluted.
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

In addition, certain of our debt agreements require, us to comply with certain financial covenants. Our ability to comply with covenants and restrictions contained in debt instruments and lease obligations may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If market or other economic conditions deteriorate, we may fail to comply with these covenants. In addition, two of our term loans maturing in 2021 were guaranteed by Teekay as at December 31, 2019. As of the date of filing, one of the term loans has been repaid in full and canceled. The remaining term loan remains outstanding with Teekay as a guarantor and contains certain financial covenants. Teekay's ability to comply with the covenants of these term loans will affect our compliance with the covenants. If we breach any of the restrictions, covenants, ratios or tests in our financing agreements or indentures, our obligations may become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans may terminate. This could lead to cross-defaults under our other financing agreements and result in obligations becoming due and commitments being terminated under such agreements. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans.

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
As a Marshall Islands corporation with our headquarters in Canada, and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements of the European Union, which could harm our business.
Finance ministers of the EU rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. Bermuda and the Marshall Islands were removed from the blacklist in May and October 2019, respectively. Subsequently, in February 2020, the Bermuda and Marshall Islands were "white-listed" by the EU, and we understand that these two countries fully expect to meet the EU requirements going forward.

EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist.

We are a Marshall Islands corporation with our headquarters in Canada. A majority of our subsidiaries are Marshall Islands entities and many of our subsidiaries are either organized or registered in Bermuda. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. We understand that recently-adopted Bermudian legislation requires each Bermudian registered entity to maintain a substantial economic presence in Bermuda and provides that a registered entity that carries on a relevant activity may comply with the economic substance requirements if (i) it is directed and managed in Bermuda, (ii) its core income-generating activities are undertaken in Bermuda with respect to the relevant activity, (iii) it maintains adequate physical presence in Bermuda, (iv) it has adequate full-time employees in Bermuda with suitable qualifications, and (v) it incurs adequate operating expenditures in Bermuda in relation to the relevant activity. The Marshall Islands have also adopted similar economic substance requirements. However, the Marshall Islands provide a lower economic substance threshold for entities that carry on certain relevant activities including international shipping and pure equity holding activities. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements and do not foresee that these requirements would have a material adverse effect on our business, financial condition and operating results. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and therefore could result in fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

Our substantial debt levels and obligations related to finance leases may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends.
As of December 31, 2019, our long-term debt was approximately $562.9 million and an additional $30.4 million was available to us under our revolving credit facilities, and our obligations related to finance leases were approximately $414.8 million. In January 2020, we entered into a new $532.8 million long-term debt facility to refinance 31 vessels, which matures at the end of 2024. We used the proceeds from the new debt facility to repay approximately $455 million on the Company's two revolving facilities and one of our term loan facilities which was scheduled to mature in 2021 and which was guaranteed by Teekay. In addition, in late 2018, one of our subsidiaries entered into a working capital loan facility, which provided up to $40 million of available aggregate borrowings with the option to increase the facility up to an additional $15.0 million; the option was exercised in May 2019. In December 2019, we agreed to further increase the facility by $25.0 million. As at December 31, 2019, the working capital loan facility limit was $80 million of which $50 million had been drawn. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facilities and working capital loan facility. Our level of debt could have important consequences to us, including the following:

•
our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms, if at all;

•
we will need a substantial portion of our cash flow to make principal and interest payments on our debt and lease payments on our obligations related to finance leases, reducing the funds that would otherwise be available for operations, business opportunities and dividends to our shareholders;

•	our debt level makes us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•	our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and obligations related to finance leases depends upon, among other things, our financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness and obligations related to finance leases, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
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

Changes in the insurance markets attributable to terrorist attacks, outbreaks of communicable diseases, environmental catastrophes or political changes may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage or be available only with restrictive terms.
Terrorist attacks, increased hostilities, political change or war could lead to further economic instability, increased costs and disruption of business.
Terrorist attacks, and the current or future conflicts in the Middle East, South East Asia, West Africa, Libya and elsewhere, and other current and future conflicts and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and fund future growth. Continuing hostilities in the Middle East especially among Qatar, Saudi Arabia, the United Arab Emirates, Yemen, Iran and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.

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
Because our operations and the operations of our customers are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development and production activities in these areas. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to pay dividends. In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries to which we trade may limit trading activities with those countries, which could also harm our business and ability to pay dividends. For example, general trade tensions between the United States and China escalated in 2018 and continued through much of 2019, with the United States imposing a series of tariffs on China and China responding by imposing tariffs on United States products. Although during the last quarter of 2019, the United States and China negotiated an agreement to reduce trade tensions which became effective in February 2020, our business could be harmed by increasing trade protectionism or trade tensions between the United States and China, as well as any trade embargoes or other economic sanctions by the United States or other countries.

Finally, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flows and financial results.
A cyber-attack could materially disrupt our business.
We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to the unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology systems could have a material adverse effect on our business and results of operations.
Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks and potential fines.
Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict, including with respect to evolving technologies such as cloud computing. The EU has adopted the General Data Privacy Regulation (or GDPR), a comprehensive legal framework to govern data collection, use and sharing and related consumer privacy rights which took effect in May 2018. The GDPR includes significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.
Past port calls by our vessels or third-party vessels participating in RSAs, to countries that are subject to sanctions imposed by the United States and the European Union may impact investors’ decisions to invest in our securities.
The United States has imposed sanctions on several countries or regions such as Cuba, North Korea, Syria, Sudan, Iran and Venezuela. The EU lifted its previously enacted sanctions on Iran in January 2016. At that time, the U.S. lifted its secondary sanctions on Iran, which applied to foreign persons but has retained its primary sanctions, which apply to U.S. entities and their foreign subsidiaries. In the past, oil tankers owned or chartered-in by us, or third-party vessels participating in RSAs from which we derive revenue, made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions at the time, and we intend to maintain our compliance with all U.S. and EU sanctions. In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil to or from Iran or Syria. We believe that our compliance with these sanctions and our lack of any future port calls to those countries does not and will not adversely impact our revenues, because port calls to these countries have never accounted for any material amount of our revenues. However, some investors might decide not to invest in us simply because we have previously called on, or through our participation in RSAs have previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.
Marine transportation is inherently risky, and an incident involving loss or damage to a vessel, significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
Our vessels, crew and cargoes are at risk of being damaged, injured or lost because of events such as:

•	marine disasters;

•	bad weather or natural disasters;

•	mechanical or electrical failures;

•	grounding, capsizing, fire, explosions and collisions;

•	piracy (hijacking and kidnapping);

•	cyber-attack;

•	acute-onset illness in connection with global or regional pandemics or similar public health crises;

•	human error; and

•	war and terrorism.

An accident involving any of our vessels could result in any of the following:

•	death or injury to persons, loss of property or damage to the environment and natural resources;

•	delays in the delivery of cargo;

•	loss of revenues from charters;

•	liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system affected by the spill;

•	governmental fines, penalties or restrictions on conducting business;

•	higher insurance rates; and

•	damage to our reputation and customer relationships generally.

Any of these events could have a material adverse effect on our business, financial condition and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customer, which would, in turn, result in loss of revenues.
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

These requirements may affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, in the event that there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and the related requirements imposed on us, please read Item 4 – Information on the Company: B. Business Overview – Regulations.

Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
Due to concern over the risk of climate change, a number of countries have adopted, or are considering the adoption of, regulatory frameworks to reduce greenhouse gas (or GHG) emissions. These regulatory measures include, among others, adoption of cap and trade regimes, carbon taxes, increased efficiency standards, and incentives or mandates for renewable energy. Compliance with changes in laws, regulations and obligations relating to climate change could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our GHG emissions, or administer and manage a GHG emissions program. Our revenue generation and strategic growth opportunities may also be adversely affected.

Adverse effects upon the oil industry relating to climate change may also adversely affect demand for our services. Although we do not expect that demand for oil will lessen dramatically over the short term due to climate change, in the long term, climate change may reduce the demand for oil or increased regulation of GHGs may create greater incentives for use of alternative energy sources. Any long-term material adverse effect on the oil industry could have a significant financial and operational adverse impact on our business that we cannot predict with certainty at this time.
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
Pursuant to the terms of the Management Agreement, Teekay Shipping Ltd., as successor by merger to the initial manager, Teekay Tankers Management Services Ltd. and subsidiary of Teekay (or the Manager) provides various services to us. Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services by our Manager. Our business may be harmed if our Manager fails to perform these services satisfactorily, if it stops providing these services to us or if it terminates the Management Agreement, as it is entitled to do under certain circumstances. The circumstances under which we are able to terminate the Management Agreement are limited and do not include mere dissatisfaction with our Manager’s performance. In addition, upon any termination of the Management Agreement, we may lose our ability to benefit from economies of scale in purchasing supplies and other advantages that we believe our relationship with Teekay Corporation provides. If Teekay Corporation suffers material damage to its reputation or relationships, it may harm our ability to:

•	maximize revenues of our tankers;

•	acquire new tankers or obtain new time charters;

•	renew existing time charters upon their expiration;

•	successfully interact with shipyards during periods of shipyard construction constraints;

•	obtain financing on commercially acceptable terms; or

•	maintain satisfactory relationships with suppliers and other third parties.

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
If Gross Cash Available for Distribution (as defined in the Management Agreement) for a given fiscal year exceeds $25.60 per share of our common stock, as adjusted for a reverse stock split on November 25, 2019 (subject to further adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the year) (or the Incentive Threshold), our Manager generally will be entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Although the performance fee is payable on an annual basis, we accrue any amounts expected to be payable in respect of the performance fee on a quarterly basis. Gross Cash Available for Distribution generally represents the distributable cash flows that we generate from operations.
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
Conflicts of interest may arise between Teekay Corporation and its other affiliates, on the one hand, and us and our shareholders, on the other hand. As a result of these conflicts, Teekay Corporation may favor its own interests and the interests of its other affiliates over our interests and those of our shareholders. These conflicts include, among others, the following situations:

•
our Chief Executive Officer and three of our current directors also serve as officers, directors or members of the senior leadership team of Teekay Corporation, and our Chief Financial Officer is employed by a subsidiary of Teekay Corporation. We have limited their fiduciary duties regarding corporate opportunities that may be attractive to both Teekay Corporation and us;

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
Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chief Executive Officer and three of our current directors also serve as officers, directors or members of the senior leadership team of Teekay Corporation, and our Chief Financial Officer is employed by a subsidiary of Teekay Corporation. As a result, they have fiduciary duties to manage the business of Teekay Corporation and its affiliates in a manner beneficial to such entities and their shareholders or partners, as the case may be. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation or its affiliates, on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders.
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

Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act and similar legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the FCPA), and the Bribery Act 2010 of the United Kingdom or the (UK Bribery Act). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption laws, including the FCPA and the UK Bribery Act. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
Tax Risks
In addition to the following risk factors, you should read "Item 4E – Taxation of the Company", "Item 10 - Additional Information – Material United States Federal Income Tax Considerations" and "Item 10 - Additional Information – Non-United States Tax Considerations" for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our Class A common stock.

U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for such purposes in any taxable year for which either (i) at least 75% of its gross income consists of “passive income,” or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our subsidiaries current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our assets, income or operations.

If the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Item 10 – Additional Information – Material United States Federal Income Tax Considerations”) held our stock, such U.S. Holder would face adverse tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 - Additional Information-Material United States Federal Income Tax Considerations-United States Federal Income Taxation of U.S. Holders-Consequences of Possible PFIC Classification."
We are subject to taxes, which reduces our cash available for distribution to shareholders.
We, our joint venture or our subsidiaries are subject to tax in certain jurisdictions in which we, our joint venture or our subsidiaries are organized own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we have not received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us, our joint venture or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, if we were not able to satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the United States, the amount of which is not within our complete control. In addition, we rely on an exemption to be deemed non-resident in Canada for Canadian tax purposes under subsection 250(6) of the Canada Income Tax Act for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that are holding companies that have over half of the cost base of their investments in eligible international shipping subsidiaries and receive substantially all of their revenue as dividends from those eligible international shipping subsidiaries exempt under subsection 250(6).  If we were to cease to qualify for the subsection 250(6) exemption, we could be subject to Canadian income tax and also Canadian withholding tax on outbound distributions, which could have  an adverse effect on our operating results.  In addition, to the extent Teekay Tankers Limited were to distribute dividends as a corporation determined to be resident in Canada, stockholders who are not resident in Canada for purposes of the Canada Income Tax Act would generally be subject to Canadian withholding tax in respect of such dividends paid by Teekay Tankers Limited.

Typically, most of our time-charter and spot voyage charter contracts require the charterer to reimburse us for a certain period of time in respect of taxes incurred as a consequence of the voyage activities of our vessels while performing under the relevant charter. However, our rights to reimbursement under charter contracts may not survive for as long as the applicable statutes of limitations in the jurisdictions in which we operate. As such, we may not be able to obtain reimbursement from our charterers for any applicable taxes that are not paid before the contractual claim period has expired.

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

Our tanker fleet size has increased from nine owned Aframax tankers in 2007 to 55 owned and leased tankers, six in-chartered tankers and one jointly-owned Very Large Crude Carrier (or VLCC) tanker as of December 31, 2019. The capacity of our tanker fleet has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 7,751,900 dwt as of December 31, 2019. Over the last five years, we have acquired 18 tankers through the merger with Tanker Investments Ltd. (or TIL), 17 tankers from external parties and two tankers from Altera Infrastructure L.P. (formerly known as Teekay Offshore Partners L.P.) (or Altera). We sold one Suezmax tanker in 2019, three Aframax tankers and two Suezmax tankers in 2017, two Medium Range (or MR) tankers in 2016 and one MR tanker in 2015. Please read Item 18 – Financial Statements: Note 21 - Sale of Vessels and Other Assets. We completed a sale-leaseback financing transaction in 2019, relating to two Suezmax tankers. We also completed two sale-leaseback financing transactions in 2018, relating to eight Aframax tankers, one Suezmax tanker and one LR2 product tanker, and a sale-leaseback financing transaction in 2017 relating to four of our Suezmax tankers. Please read Item 18 - Financial Statements: Note 12 - Operating Leases and Obligations Related to Finance Leases.

In January 2020, we reached an agreement to sell the non-U.S. portion of our STS business as well our LNG terminal management business for $26 million, with an adjustment for the final amounts of cash and other working capital present on the closing date. The sale is expected to close in the second quarter of 2020. Please read Item 18 - Financial Statements: Note 21 - Sale of Vessels and Other Assets.

In November 2017, we completed a merger with TIL by acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange resulting in TIL becoming a wholly-owned subsidiary. At the time of the merger, TIL owned a modern fleet of ten Suezmax tankers, six Aframax tankers and two LR2 product tankers. Please read Item 18 - Financial Statements: Note 24 - Acquisition of Tanker Investments Ltd.

In May 2017, we completed the acquisition from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay Corporation, of the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns tanker commercial management and technical management operations and directly administers four commercially managed tanker RSAs. Please read Item 18 - Financial Statements: Note 7 - Investment in and advances to Equity-Accounted for Investment.

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

We incorporated on October 17, 2007 under the laws of the Republic of The Marshall Islands as Teekay Tankers Ltd. and maintain our principal executive offices at Suite 2000, Bentall 5, 550 Burrard Street, Vancouver, BC, V6C 2K2, Canada. Our telephone number at such address is (604) 683-3529.

The SEC maintains an Internet site at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website is www.teekay.com/business/tankers. The information contained on our website is not part of this annual report.

B.	Business Overview
Our primary business is to own oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. We also have an STS transfer business that provides full service lightering as well as lightering support services and consultancy and LNG terminal management services. This business is adjacent to our core competencies, along with our existing tanker commercial management and technical management operations, we believe it improves our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these business areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. In early 2020, we entered into an agreement to sell the non-U.S. portion of our STS business and our LNG terminal management business, as described below.

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

Effective May 2018, we eliminated the payment of our minimum quarterly dividend of $0.24 per share ($0.96 per share annually) in order to preserve liquidity during the cyclical downturn of the tanker spot market. In November 2019, we transitioned away from the previous formulaic dividend policy, which was based on a payout of 30% to 50% of our quarterly adjusted net income, to primarily focus on building net asset value through balance sheet delevering and reducing the cost of capital. Any future dividends will be paid when, as and if determined by the Board of Directors. For additional information about our dividend policy, please read Item 8 – Financial Information: Dividend Policy.

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
Revenue by Segment
Please read Item 18 - Financial Statements: Note 6 - Segment Reporting for a breakdown of revenue by segment.
Our Fleet
The following table summarizes our fleet as at December 31, 2019:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	5	—	5
Total Fixed-Rate Fleet (1)	5	—	5
Spot-rate:
Suezmax Tankers	24	—	24
Aframax Tankers	17	4	21
Long Range 2 Product Tankers	9	2	11
VLCC Tanker (2)	1	—	1
Total Spot Fleet	51	6	57
Total Tanker Fleet	56	6	62
Ship-to-Ship Support Vessels	2	3	5
Total Teekay Tankers Fleet	58	9	67

(1)	All five time-charter out contracts are scheduled to expire in 2020.

(2)
We own one VLCC through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to Item 18 - Financial Statements: Note 7 - Investment in and advances to Equity-Accounted for Investment).

The following table provides additional information about our owned and leased Suezmax oil tankers as of December 31, 2019, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Aspen Spirit	156,800	2009	Spot	—	—
Athens Spirit	158,500	2012	Spot	—	—
Atlanta Spirit	158,700	2011	Time charter	$40,500	Oct-20
Baker Spirit	156,900	2009	Spot	—	—
Barcelona Spirit	158,500	2011	Spot	—	—
Beijing Spirit	156,500	2010	Spot	—	—
Cascade Spirit	156,900	2009	Time charter	$36,000	Dec-20
Copper Spirit	156,800	2010	Spot	—	—
Dilong Spirit	159,000	2009	Spot	—	—
Godavari Spirit	159,100	2004	Spot	—	—
Iskmati Spirit	165,300	2003	Spot	—	—
Jiaolong Spirit	159,000	2009	Spot	—	—
Kaveri Spirit	159,100	2004	Spot	—	—
London Spirit	158,500	2011	Spot	—	—
Los Angeles Spirit	159,200	2007	Spot	—	—
Montreal Spirit	150,000	2006	Time charter	$22,750	Aug-20
Moscow Spirit	156,500	2010	Spot	—	—
Narmada Spirit	159,200	2003	Spot	—	—
Pinnacle Spirit	160,400	2008	Spot	—	—
Rio Spirit	158,400	2013	Spot	—	—
Seoul Spirit	160,000	2005	Time charter	$35,950	Sep-20
Shenlong Spirit	159,000	2009	Spot	—	—
Summit Spirit	160,500	2008	Spot	—	—
Sydney Spirit	158,500	2012	Spot	—	—
Tahoe Spirit	156,900	2010	Time charter	$36,000	Oct-20
Tianlong Spirit	159,000	2009	Spot	—	—
Tokyo Spirit	150,000	2006	Spot	—	—
Vail Spirit	157,000	2009	Spot	—	—
Zenith Spirit	160,500	2009	Spot	—	—
Total Capacity	4,584,700

The following table provides additional information about our owned and leased Aframax oil tankers as of December 31, 2019, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Americas Spirit	111,900	2003	Spot	—	—
Australian Spirit	111,900	2004	Spot	—	—
Axel Spirit	115,400	2004	Spot	—	—
Blackcomb Spirit	109,000	2010	Spot	—	—
Emerald Spirit	109,100	2009	Spot	—	—
Erik Spirit	115,500	2005	Spot	—	—
Esther Spirit	115,400	2004	Spot	—	—
Everest Spirit	115,000	2004	Spot	—	—
Explorer Spirit	105,800	2008	Spot	—	—
Garibaldi Spirit	109,000	2009	Spot	—	—
Helga Spirit	115,500	2005	Spot	—	—
Matterhorn Spirit	114,800	2005	Spot	—	—
Navigator Spirit	105,800	2008	Spot	—	—
Peak Spirit	104,600	2011	Spot	—	—
Tarbet Spirit	107,500	2009	Spot	—	—
Whistler Spirit	109,100	2010	Spot	—	—
Yamato Spirit	107,600	2008	Spot	—	—
Total Capacity	1,882,900

The following table provides additional information about our owned and leased LR2 product tankers as of December 31, 2019, seven of which are Bahamian-flagged and two of which are Marshall Islands-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Donegal Spirit	105,600	2006	Spot	—	—
Galway Spirit	105,600	2007	Spot	—	—
Hovden Spirit	105,300	2012	Spot	—	—
Leyte Spirit	109,700	2011	Spot	—	—
Limerick Spirit	105,600	2007	Spot	—	—
Luzon Spirit	109,600	2011	Spot	—	—
Sebarok Spirit	109,600	2011	Spot	—	—
Seletar Spirit	109,000	2010	Spot	—	—
Trysil Spirit	105,300	2012	Spot	—	—
Total Capacity	965,300

The following table provides additional information about our VLCC oil tanker as of December 31, 2019, which is Hong Kong-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hong Kong Spirit (1)	319,000	2013	Spot	—	—

(1)	The VLCC vessel, Hong Kong Spirit, is owned through a 50/50 joint venture and is employed in a spot market pool managed by a third party.

Please read Note 11 - Long-Term Debt and Note 12 - Operating Leases and Obligations Related to Finance Leases included in Item 18 – Financial Statements included in this Annual Report for information with respect to major encumbrances against our vessels.
Business Strategies
Our primary business strategies include the following:

•
Expand our fleet through accretive acquisitions. Since our initial public offering, we have purchased 21 tankers from Teekay Corporation, 18 tankers resulting from the merger with TIL, 17 tankers from third parties and two tankers from Altera. In the future, we anticipate growing our fleet primarily through acquisitions of tankers from third parties, by securing additional in-chartered vessels and by ordering newbuildings.

•
Tactically manage our mix of spot, fixed-rate and full service lightering contracts. We employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate contracts to reduce downside risks. We believe that our experience operating through cycles in the tanker spot market will assist us in employing this strategy to maximize operating results.

•
Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. We believe that energy companies and oil traders seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We leverage our reputation and operational expertise to further expand these relationships with consistent delivery of superior customer service.

Our Chartering Strategy and Participation in the Vessel Revenue Sharing Agreements
Chartering Strategy. We operate our vessels in both the spot market and under time charters of varying lengths in an effort to maximize cash flow from our vessels based on our outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2019, a total of 50 of our owned and leased vessels and six time-chartered in vessels operated in the spot market through employment on spot voyage charters. Our mix of vessels trading in the spot market, providing lightering services in the U.S. Gulf (or USG), or subject to fixed-rate time charters will change from time to time. We also may seek increase or decrease our exposure to the freight market through the use of freight forward agreements or other financial instruments.

Voyage Charters. Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot market revenues may generate increased profit margins during times when tanker rates are increasing, while tankers operating under fixed-rate time charters generally provide more predictable cash flows without exposure to the variable expenses such as port charges and bunkers. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses attributable to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses are incurred regardless of particular voyage details and include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. When the vessel is “off hire,” or not available for service, the vessel is unavailable to complete new voyage charters until the off hire is finalized and the vessel again becomes available for service. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.
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
Revenue Sharing Agreements

We and certain third party vessel owners have entered into revenue sharing agreements (or RSAs). As of December 31, 2019, 24 of the Suezmax tankers, 16 of the Aframax tankers and eight of the LR2 product tankers in our fleet, as well as 20 vessels not in our fleet owned by third parties were subject to RSAs. The vessels subject to the RSAs are employed and operated in the spot market or pursuant to time charters of less than one year.

The RSAs are designed to spread the costs and risks associated with operation of vessels and to share the net revenues (revenues less voyage expenses and other applicable expenses) earned by all of the vessels in the RSA, based on the actual earning days each vessel is available and the relative performance capabilities, including speed and bunker consumption of each vessel. The calculation of performance capabilities of each vessel is adjusted on standard intervals based on current data. Our share of the net revenues includes additional amounts, consisting of a per vessel per day fee and a percentage of the gross revenues related to the vessels not in our fleet owned by third-parties, based on our responsibilities in employing the vessels subject to the RSAs on voyage charters or time-charters.

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

Ship-to-Ship Support Services and LNG Terminal Management and Consultancy Services. STS support service is the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway. Demand for global STS support services is often driven by oil market arbitrages and oil traders optimizing their cost per ton-mile on cargoes. For crude oil, clean petroleum and liquefied petroleum gas, we access various opportunities related to the provision of global ship-to-ship services, including blending, breaking of bulk cargo shipments, and the optimization of markets in contango which may use floating storage as a more cost-effective solution to onshore storage. In addition, there is demand for global LNG ship-to-ship support services due to the limited number of ice-capable LNG carriers, which can result in the shuttling of LNG cargo to LNG carriers that are not ice-capable for long-haul voyages.

LNG terminal management and consultancy services revolve around tailored service provisions focusing on areas, such as LNG terminal operations and maintenance, LNG terminal development, LNG bunkering solutions, and commissioning and compatibility services. We seek to obtain more sustainable revenue through long-term, fixed-rate contracts for these LNG services.

In January 2020, we reached an agreement to sell our non-U.S. portion of the STS business as well our LNG terminal management business for $26 million, with an adjustment for the final amounts of cash and other working capital present on the closing date. The sale is expected to close in the second quarter of 2020. Please read Item 18 - Financial Statements: Note 21 - Sale of Vessels and Other Assets.

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

Seaborne transportation of crude oil and refined petroleum products are provided both by major energy companies (private as well as state-owned) and by independent ship owners. The desire of many major energy companies to outsource all or a portion of their shipping requirements has caused the number of oil tankers owned by energy companies to decrease in the last 20 years. As a result of this trend, independent tanker companies now own or control a large majority of the international tanker fleet.

As of December 31, 2019, we remain effectively one of three active full service lightering businesses in the U.S. Gulf Coast. We remain one of two providers that consistently provide a complete full service STS offering, which includes the availability of Aframax tonnage to provide shipment between shore and offshore. USG lightering trade has a steady foundation of demand due to traditional imports into the United States to serve U.S. Gulf Coast refinery demand. Although imports of crude oil into the United States have declined as a result of rising domestic crude oil production and OPEC supply cuts in 2018/19, going forward into early-2020, we believe that the demand for import lightering stabilized in 2019 to a base level that is consistent with the dependency which U.S. refiners have on foreign oil that is most economically transported on larger VLCC and Suezmax vessels into the U.S. Gulf Coast. At the end of 2019, export lightering comprised 45% of total volume lightered in the U.S. Gulf. As the United States continues to project growth in crude production and exports, we believe that the percentage of export lightering will continue to increase as shippers look to export crude oil to Asia on larger size vessels, including VLCC and Suezmax vessels. Although the ports of Houston and Corpus Christi, Texas are now able to accommodate a VLCC at berthside for direct loading, draft restrictions will still require offshore top off ship-to-ship loading for those vessels to lift their full capacity.

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

Historically, the tanker industry has been cyclical, experiencing volatility in profitability due to changes in oil tanker demand and oil tanker supply. The cyclical nature of the tanker industry causes significant increases or decreases in charter rates earned by operators of oil tankers. Because voyage charters occur in short intervals and are priced on a current, or “spot,” market rate, the spot market is more volatile than time charters. In the past, there have been periods when spot rates declined below the operating cost of the vessels.

Our largest competitor in the ship-to-ship global support business and the LNG terminal management and consultancy business is Fendercare Marine. Fendercare Marine is well-established and was relatively unchallenged in what was a niche market until 2006, when Teekay Marine Solutions (or TMS) developed from being primarily a U.S.-based supplier to a global supplier.

Oil Tanker Demand. Demand for oil tankers is a function of several factors, including world oil demand and supply (which affect the amount of crude oil and refined products transported in tankers), and the relative locations of oil production, refining and consumption (which affects the distance over which the oil or refined products are transported).

Oil has been one of the world’s primary energy sources for a number of decades. However, the International Energy Agency (or IEA) estimated that oil consumption will decrease in 2020 as a result of demand destruction caused by the coronavirus outbreak.

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

Oil Tanker Supply. New Aframax, Suezmax and LR2 tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. As of December 31, 2019, the world Aframax crude tanker fleet consisted of 669 vessels, with an additional 51 Aframax crude oil tanker newbuildings on order for delivery through 2022; the world Suezmax crude tanker fleet consisted of 584 vessels, with an additional 62 Suezmax crude oil tanker newbuildings on order for delivery through 2021; the world LR2 product tanker fleet consisted of 377 vessels, and with an additional 35 LR2 product tanker newbuildings on order through 2021. Currently, delivery of a vessel typically occurs within two to three years after ordering.

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

For more than a decade, there has been a significant and ongoing shift toward quality in vessels and operations, as charterers and regulators increasingly focus on safety and protection of the environment. Since 1990, there has been an increasing emphasis on environmental protection through legislation and regulations such as OPA 90, International Maritime Organization (or IMO) regulations and protocols, and classification society procedures that demand higher quality tanker construction, maintenance, repair and operations. We believe that operators with a proven ability to integrate these required safety regulations into their operations have a competitive advantage.
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

In addition to the mandatory internal audits conducted by the QATOs on vessels, an internal audit is conducted by our Health Safety, Environment and Quality (or HSEQ) team every quarter in the office to ensure that all ship management functions are strictly adhered to.

We conduct quarterly Safety Management courses for senior officers and Onboard Safety Officer courses for safety officers. Additionally, a Safety Orientation Seminar is conducted every month for the ratings in Manila and Mumbai, to emphasize key messages around safety.

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

All vessels are operated by us under a comprehensive and integrated Safety Management System that complies with the ISM Code, the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, and ISO 45001:2018 Occupational Health and Safety Management System and the Maritime Labour Convention 2006 that became enforceable on August 20, 2013. The management system is certified by DNV-GL. Although certification is valid for five years, compliance with the above-mentioned standards is confirmed yearly by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV-GL and certain flag states.

Since 2010, Teekay Corporation has produced a publicly-available sustainability report that reflects the efforts, achievements, results and challenges faced by Teekay Corporation and its affiliates, including us, relating to several key areas, including emissions, climate change, corporate social responsibility, diversity and health, safety environment and quality. Teekay recognizes the significance of Environmental, Social and Governance considerations and has set corporate goals for the organization in these areas for 2020 and beyond.
Risk of Loss, Insurance and Risk Management
The operation of any ocean-going vessel carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation and transfer/lightering of crude oil and petroleum products is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts, whether relating to us or any of our joint venture partners, suppliers or customers. The occurrence of any of these events may result in loss of revenues or increased costs.

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

Teekay Corporation has achieved certification under the standards reflected in ISO 9001 for quality assurance, ISO 14001 for environment management systems, ISO 45001:2018, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Flag, Classification, Audits and Inspections
Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “classed” by one of the major classification societies and members of the International Association of Classification Societies ltd (or IACS): DNV-GL, Lloyd’s Register of Shipping or the American Bureau of Shipping.

The applicable classification society certifies that the vessel’s design and build conforms to the applicable class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. In order to validate this, the vessels are surveyed by the classification society in accordance to the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period, the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel. As our vessels are modern and we have enhanced the resiliency of the underwater coatings of each vessel hull and marked the hull to facilitate underwater inspections by divers, their underwater areas are inspected in a dry dock at two and a half to five-year intervals. In-water inspection is carried out during the second or third annual inspection (e.g. during an intermediate survey).

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

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists and members of our QATO program. We carry out regular inspections, which help us to ensure that:

•	our vessels and operations adhere to our operating standards;

•	the structural integrity of the vessel is being maintained;

•	machinery and equipment are being maintained to give reliable service;

•	we are optimizing performance in terms of speed and fuel consumption; and

•	our vessels' appearance supports our brand and meets customer expectations.

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

SOLAS and other IMO regulations concerning safety, including those relating to treaties on training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, are applicable to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and other regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the United States Coast Guard (or USCG) and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we obtain a safety management certificate for each newbuilding, on delivery.

Annex VI to the IMO's International Convention for the Prevention of Pollution from Ships (MARPOL) (or Annex VI) sets limits on sulfur oxide and nitrogen oxide (or NOx) emissions from ship exhausts and prohibits emissions of ozone-depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special “emission control areas” (or ECAs) to be established with more stringent controls on sulfur emissions.

Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016 and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. Tier 3 limits are 80% below Tier 1 and these cannot be achieved without additional means such as Selective Catalytic Reduction (or SCR). In October 2016 the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement will be applicable for new ships constructed on or after January 1, 2021, if they visit the Baltic or the North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.

Effective January 1, 2020, Annex VI imposes a global limit for sulfur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. To comply with this new standard, ships may utilize different fuels containing low or zero sulfur (e.g., LNG, low sulfur heavy fuel oil (or LSHFO), low sulfur marine gas oil (or LSMGO), biofuels or other compliant fuels), or utilize exhaust gas cleaning systems, known as “scrubbers”. Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulfur emission requirements (e.g., scrubbers) became effective January 1, 2019. We have taken and continue to take steps to comply with the 2020 sulfur limit. We switched over to burning compliant low sulfur fuel prior to the January 1, 2020 implementation date, we have not installed any scrubbers on our fleet. At present, neither the IMO nor the International Organization for Standardization have implemented globally accepted quality standards for 0.50% m/m fuel oil. We intend, and where applicable, expect our charterers to procure 0.50% m/m fuel oil from top tier suppliers. However, until such time that a globally accepted quality standard is issued, the quality of 0.50% m/m fuel oil that is supplied to the entire industry (including in respect of our vessels) is inherently uncertain. Low quality or a lack of access to high quality low sulfur fuel may lead to a disruption in our operations (including mechanical damage to our vessels), which could impact our business, financial condition and results of operations.

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that makes the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessels Ship Energy Efficiency Management Plan (SEEMP) to include a part II describing the ship specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data to the Administration. We have verified as compliant all of our vessels prior to December 31, 2018. A Confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept on board.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

IMO Guidance for countering acts of piracy and armed robbery is published by the IMO’s Maritime Safety Committee (or MSC). MSC.1/Circ.1339 (Piracy and armed robbery against ships in waters off the coast of Somalia) outlines Best Management Practices for protection against

Somalia based Piracy. Specifically, MSC.1/Circ.1339 provides guidance to shipowners and ship operators, shipmasters and crews on preventing and suppressing acts of piracy and armed robbery and was adopted by the IMO through Resolution MSC.324(89). The Best Management Practices (or BMP) is a joint industry publication by BIMCO, ICS, IGP&I Clubs, INTERTANKO and OCIMF. Version 5 is the latest BMP. Our fleet follows the guidance within BMP 5 when transiting in other regions with recognized threat levels for piracy and armed robbery, including West Africa.

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. The IMO’s Marine Environment Protection Committee (or MEPC) agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017, must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following the entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey was completed on or after September 8, 2014, but prior to September 8, 2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017, if the first renewal survey after that date was completed prior to September 8, 2019, and if the previous two conditions are not met. Vessels will be required to meet the discharge standard D-2 by installing an approved BWTS. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type approved BWTS which is compliant with USCG regulations. The USCG has approved a number of BWTSs both nationally and internationally, out of which Alfa Laval (Sweden), Ocean Saver (Norway) and Sunrui (China) are under Teekay’s approved list for retrofit. We estimate that the installation of approved BWTS will cost between $1.5 million and $2 million per vessel between the years 2020 and 2023.

The IMO has also adopted an International Code for Ships Operating in Polar Waters (or Polar Code) which deals with matters regarding design, construction, equipment, operation, search and rescue and environmental protection in relation to ships operating in waters surrounding the two poles. The Polar Code includes both safety and environmental provisions. The Polar Code and related amendments entered into force in January 2017. The Polar Code is mandatory for new vessels built after January 1, 2017. For existing ships, this code is applicable from the first intermediate or renewal survey, whichever occurs first, beginning on or after January 1, 2018. All of our vessels trading in this area are fully compliant with the Polar Code.

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

As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 litres. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 were required to comply no later than July 1, 2019. As of December 31, 2019, all of our vessels are in compliance with these requirements.

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
Two regulations that are part of the implementation of the Port State Control Directive, came into force on January 1, 2011 and introduced a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will, in turn, be subject to a greater frequency of official inspections to their vessels.

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
All ships above 5,000 gross tonnage calling EU waters are required to comply with EU-MRV regulations. These regulations came into force on July 1, 2015 and aim to reduce green house gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their CO2 emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g., cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). The first reporting period for the 2018 calendar year has been completed and emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS Database. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed on board.

The EU Ship Recycling Regulation aims to prevent, reduce and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and for recycling facilities both in the EU and in other countries. Each new ship has to have on board an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’. Compliance timelines are as follows: EU-flagged newbuildings were required to have on-board a verified Inventory of Hazardous Materials (IHM) with a Statement of Compliance at the latest by December 31, 2018, existing EU-flagged and non-EU-flagged vessels are required to have on-board a verified IHM with a Statement of Compliance by the latest December 31, 2020. The EU Commission adopted a European List of approved ship recycling facilities, as well as four further implementing decisions dealing with certification and other administrative requirements set out in the Regulation. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Hong Kong Convention is not yet ratified.
United States
The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, operators, and bareboat charterers, whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and the 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liabilities upon the owners, operators or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on vessels might fall within its scope.

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
All our vessels have USCG approved vessel response plans. In addition, we conduct regular oil spill response drills in accordance with the guidelines set out in OPA 90. The USCG has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Similarly, we also have California Vessel Contingency Plans (CAVCP) on board vessels which are likely to call ports in the State of California.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” (or VGP) and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates USCG requirements for ballast water exchange and includes specific technology-based requirements for vessels and includes an implementation schedule to require vessels to meet the ballast water effluent limitations by the first dry docking after January 1, 2016, depending on the vessel size. The Vessel Incidental Discharge Act (or VIDA) became effective on December 4, 2018 and establishes a new framework for the regulation of vessel incidental discharges under the CWA. VIDA requires the EPA to develop performance standards for approximately 30 discharges by December 2020 (similar to the discharges in the EPA 2013 VGP). In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology based. Two years thereafter, the U.S. Coast Guard (or USCG) is required to develop corresponding implementation, compliance and enforcement regulations. These may include requirements governing the design, construction, testing, approval, installation and use of devices to achieve the EPA national standards of performance (or NSPs). Under VIDA, all provisions of the VGP remain in force and effect as currently written until the USCG regulations are finalized. Vessels that are constructed after December 1, 2013 are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the VGP gets reissued, however the provisions of the 2013 VGP, as currently written, will apply beyond 2018, until the EPA publishes new NSPs, and the USCG develops implementing regulations for those NSPs. This could take up to four years.

Since January 1, 2014, the California Air Resources Board has required that vessels that burn fuel within 24 nautical miles of California burn fuel with 0.1% sulfur content or less.
China
China previously established Emission Control Areas in Pearl River Delta, Yangtze River Delta and Bohai Sea, which took effect on January 1, 2016. The Hainan Emission Control Area took effect on January 1, 2019. From January 1, 2019 all the ECAs have merged and scope of Domestic Emissions Controls Areas (or DECA) were extended to 12 nautical miles from the coastline, covering the Chinese mainland territorial coastal areas as well as the Hainan Island territorial coastal waters. From January 1, 2019 all vessels navigating within the Chinese mainland territorial coastal DECAs and at berths are required to use marine fuel with Sulfur content of maximum 0.50% m/m. As per the new regulation, ships can also use alternative methods such as an Exhaust Gas Scrubber, LNG or other clean fuel that reduces the SOx to the same level or lower than the maximum required limits of Sulfur when using fossil fuel in the DECA areas or when at berth. All the vessels without an exhaust gas cleaning system entering the emission control area are only permitted to carry and use the compliant fuel oil specified by the new regulation.
After July 1, 2019, vessels engaged on international voyages (except tankers) that are equipped to connect to shore power must use shore power if they berth for more than three hours (or for more than 2 hours for inland river control area) in berths with shore supply capacity in the coastal control areas.
Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Pursuant to the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of GHGs. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015 the Paris Agreement (or the Paris Agreement) was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with GHG emission reduction measures and targets from 2020 in order to limit the global temperature increases to well below 2˚ Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing GHG emissions from shipping.
In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of GHG emissions. These new regulations formed a new chapter in Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan,” which is mandatory for all vessels. In October 2016, the IMO’s MEPC adopted updated guidelines for the calculation of the EEDI. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnages and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018. All vessels are required to submit fuel consumption data to their respective administration/registered organizations for onward submission to the IMO for analysis and to help with decision making on future measures. The amendments require operators to update the vessel's SEEMP to include a part II describing the ship specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway and processes that will be used to report the data to the Administration, in order to ensure data quality is maintained. The vessels were verified as compliant before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance was issued by the administration/registered organization, which must be kept on board the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on reduction of GHG emissions from ships with an initial strategy adopted on April 13, 2018 and a revised strategy to be adopted in 2023.
The EU also has indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of GHGs from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification (MRV) of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central inspection database hosted by the European Maritime Safety Agency (EMSA) to collate all the data applicable to the EU region. Companies responsible for the operation of large ships using EU ports are required to report their CO2 emissions. While the EU was considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 (in the absence of a comparable system operating under the IMO) it appears that the decision to include shipping may be deferred until 2023.
In the United States, the EPA issued an “endangerment finding” regarding GHGs under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate directly GHG emissions through a rule-making process. In addition, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of GHG could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

Many financial institutions that lend to the maritime industry have adopted the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios. The Poseidon Principles set a benchmark for the banks who fund the maritime sector, which is based on IMO greenhouse gas (or GHG) strategy. IMO approved an initial GHG strategy in April 2018 to reduce GHG emissions generated from shipping activity, which represents a significant shift in climate ambition for a sector that currently accounts for 2%-3% of global carbon dioxide emissions. As a result, the Poseidon Principles are expected to enable financial institutions to align their ship finance portfolios with responsible environmental behavior and incentivize international shipping’s decarbonization.
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the Maritime Security Council Horn of Africa (or MSCHOA) whenever our vessels are calling in the Indian Ocean Region or Maritime Domain Awareness for Trade - Gulf of Guinea (MDAT-GoG) when in West Coast of Africa (WAC). In order to mitigate the security risk, security arrangements such as boarding armed security teams or arranging for escort vessels are required for vessels which transit through the Gulf of Aden and WAC region.

C.	Organizational Structure
As of December 31, 2019, Teekay Corporation (NYSE: TK), through its 100%-owned subsidiaries, Teekay Holdings Ltd. and Teekay Finance Limited, had a 28.7% economic interest and a 54.0% voting interest in us through its ownership of 5.0 million of our shares of Class A common stock and 4.6 million shares of our Class B common stock.

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

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2019.

D.	Property, Plant and Equipment
Other than our vessels and related equipment, we do not have any material property.

Please see “Item 4. Information on the Company - B. Business Overview - Our Fleet” for a description of our vessels and “Item 18. Financial Statements: Note 11 – Long-Term Debt and Note 12 – Operating Leases and Obligations Related to Finance Leases” for information about major encumbrances against our vessels.

E.	Taxation of the Company
United States Taxation
The following is a discussion of material U.S. federal income tax considerations applicable to us. This discussion is based upon provisions of the Code, legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

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

Based on our current operations, and the operations of our subsidiaries, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. In addition, we believe that we have not earned any U.S. Source Domestic Transportation Income, and we expect that we will not earn a material amount of such income in future years. However, certain of our subsidiaries which have made special U.S. tax elections to be treated as partnerships or disregarded as entities separate from us for U.S.

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

Net Basis Tax and Branch Profits Tax. If the Section 883 Exemption does not apply, our U.S. Source International Transportation Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which will result in such income being treated as Effectively Connected Income.

U.S. Source Domestic Transportation Income generally will be treated as Effectively Connected Income. However, we do not anticipate that a material amount of our income has been or will be U.S. Source Domestic Transportation Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (the current statutory rate is 21%), and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Income, without benefit of deductions. For 2019, we estimate that if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Income would have been approximately $6.7 million. The amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.

Marshall Islands Taxation
Because we and our controlled affiliates do not, and we do not expect that we or they will, conduct business, operations, or transactions in the Republic of the Marshall Islands, neither we nor our controlled affiliates are subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or re-domiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance regulations or with requests made by the Marshall Islands registrar of corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by our controlled affiliates to us are not subject to Marshall Islands taxation.

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
In addition, refer to item 5 in our Annual Report on Form 20-F for the year ended December 31, 2018 for our discussion and analysis comparing financial condition and results of operations from 2018 to 2017.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
We were formed in October 2007 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and gas industries, and we completed our initial public offering in December 2007. Our business is to own oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. We also have a ship-to-ship (or STS) transfer business that provides full service lightering as well as lightering support services and consultancy and LNG terminal management services. This business is adjacent to our core competencies, along with our existing tanker commercial management and technical management operations, we believe it improves our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these business areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. In early 2020, we entered into an agreement to sell the non-US portion of our STS business, and our LNG terminal management business, as described below.

Teekay Corporation holds a majority of the voting power of our common stock, which includes Class A common stock and Class B common stock.

Effective May 2018, we eliminated the payment of our minimum quarterly dividend of $0.24 per share ($0.96 per share annually) in order to preserve liquidity during the cyclical downturn of the tanker spot market. In November 2019, we revised our previous formulaic dividend policy, which was based on a payout of 30% to 50% of our quarterly adjusted net income, to primarily focus on building net asset value through balance sheet delevering and reducing our cost of capital.

Going forward, dividend payments will be subject to the discretion of our Board of Directors.

Significant Developments in 2019 and Early 2020
Low Sulfur Fuel Regulation (IMO 2020)
Effective January 1, 2020, the International Maritime Organization (or IMO) imposed a 0.50% m/m (mass by mass), global limit for sulfur in fuel oil used on board ships. To comply with this new regulatory standard, ships may utilize different fuels containing low or zero sulfur or utilize exhaust gas cleaning systems, known as “scrubbers”. We have taken, and continue to take, steps to comply with the 2020 sulfur limit. Detailed plans to address this changeover were prepared and have been successfully implemented. At present, we have not installed any scrubbers on our fleet. We have transitioned to burning compliant low sulfur fuel from January 1, 2020. The initial transition to low sulfur fuel did not have a significant impact on our operating results. The future fuel price spread between high sulfur fuel and low sulfur fuel is uncertain, however the use of compliant low sulfur fuel is anticipated to result in an increase in voyage expenses. We expect that we will be able to recover fuel price increases from the charterers of our vessels through higher rates for voyage charters.

Sale of Non-US Ship-to-Ship Business
In January 2020, we reached an agreement to sell the non-U.S. portion of our STS business, as well as our LNG terminal management business for $26 million, with an adjustment for the final amounts of cash and other working capital present on the closing date. The sale is expected to close in the second quarter of 2020.
New Loan Facility
In January 2020, we entered into a new $532.8 million long-term debt facility to refinance 31 vessels which facility is scheduled to mature at the end of 2024. The proceeds from the new debt facility which were drawn down in February 2020, were used to repay approximately $455 million on our two revolving facilities and one of our term loan facilities, which was scheduled to mature in 2021.
Vessel Sales
During the fourth quarter of 2019 and the first quarter of 2020, we agreed to sell four Suezmax tankers in separate transactions for a combined sales price of approximately $79 million. One vessel was delivered to the buyer in December 2019, two vessels were delivered to their respective buyers in February 2020 and the remaining vessel was delivered in March 2020.
Working Capital Loan
In December 2019, the limit of our working capital loan facility was increased by an additional $25.0 million for a total facility limit of $80.0 million.
Reverse Stock Split
In November 2019, our Board of Directors approved a one-for-eight reverse stock split of our Class A common shares, par value $0.01 per share, and Class B common shares, par value $0.01 per share, which was effective as of the opening of trading on November 25, 2019. The result of the reverse stock split was that every eight of our outstanding common shares were combined into one common share, without a change to the par value per share. This reduced the number of issued and outstanding Class A and B common shares as at December 31, 2019 from approximately 232.0 million and 37.0 million to approximately 29.0 million and 4.6 million, respectively.
Time Chartered-in Vessels
In the second quarter of 2019, we entered into a time charter-in contract for one Aframax tanker for a firm period of two years at a daily rate of $21,000 with an option period of one year at $22,000 per day. The vessel was delivered to us during the third quarter of 2019 and has been trading in the spot market.
In the first quarter of 2019, we entered into time charter-in contracts for two LR2 product tankers, each of which has a two-year term with a weighted-average daily rate of $20,500, and a one-year extension option with a weighted-average daily rate of $22,500. We entered into a risk-sharing agreement with a third party for one of the vessels, whereby an agreed portion of net profit or loss is shared with the third party. Both vessels delivered in January 2019 and have been trading in the spot market.
Time Chartered-out Vessels
In March and April 2020, we entered into time charter-out contracts for three Suezmax tankers with one-year terms at an average daily rate of $46,700. The charters are expected to commence between April 2020 and May 2020.
In December 2019, we entered into a time charter-out contract for one Suezmax tanker with a one-year term at a daily rate of $36,000.
In October 2019, we entered into time charter-out contracts for two Suezmax tankers with one-year terms at an average daily rate of $38,250 and a time charter-out contract for one Suezmax tanker with a ten-month term at a daily rate of $35,950.
In June 2019, the charterer of one Suezmax vessel exercised its one-year option period at a daily rate of $22,750. The option period commenced in August 2019.
Sale-leaseback Financing Transactions

In May 2019, we completed a $63.7 million sale-leaseback financing transaction for two of our Suezmax tankers. Each vessel is leased on a bareboat charter for nine years, with a fixed daily rate of $12,300, purchase options throughout the lease term commencing at the end of the second year, and a purchase obligation at the end of the lease term. Proceeds from the sale-leaseback transaction were used to prepay a portion of one of our loan facilities.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from time charters, voyage charters and full service lightering and lightering support services. Revenues are affected by hire rates and the number of days a vessel operates. Revenues are also affected by the mix of our business between time charters and voyage charters and to a lesser extent, whether our vessels are subject to an RSA. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage. Our charters are explained further below.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the shipowner under voyage charters and the customer under time charters, except when the vessel is off-hire during the term of a time charter, in which case, the owner pays voyage expenses.

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

Dry docking. We must periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, we dry dock each of our vessels every two and a half to five years, depending upon the age of the vessel. We capitalize a substantial portion of the costs incurred during dry docking and amortize those costs on a straight-line basis from the completion of a dry docking over the estimated useful life of the dry dock. We expense, as incurred, costs for routine repairs and maintenance performed during dry dockings that do not improve or extend the useful lives of the assets. The number of dry dockings undertaken in a given period and the nature of the work performed determine the level of dry docking expenditures.

Depreciation and Amortization. Our depreciation and amortization expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels, charges related to the amortization of dry docking expenditures over the estimated number of years to the next scheduled dry docking, and charges related to the amortization of our intangible assets over the estimated useful life of 10 years.

Time-Charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net revenues level in terms of “time-charter equivalent” (or TCE) rates, which represent net revenues divided by revenue days. We calculate TCE rates as net revenue per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses.

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

Average Number of Ships. Historical average number of ships consists of the average number of vessels that were in our fleet during a period. We use average number of ships primarily to highlight changes in vessel operating expenses and depreciation and amortization.
Our Charters
We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•	Voyage charters are charters for shorter intervals that are priced on a current or “spot” market rate; and

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

•
The novel coronavirus (COVID-19) pandemic is dynamic and expanding. The continuation of this outbreak likely will have, and the emergence of other epidemic or pandemic crises could have, material adverse effects on our business, results of operations, or financial condition. The novel coronavirus pandemic is dynamic and expanding, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic likely will result in direct and indirect adverse effects on our industry or on our business, results of operations and financial condition. COVID-19 is anticipated to result in a decline in global demand for crude oil and refined petroleum products. As our business is the transportation of crude oil and refined petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. At this stage, it is extremely difficult to determine the full impact of COVID-19 on our business. Effects of the current pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for crude oil and refined petroleum products; operational disruptions to us or our customers due to worker health risks and the effects of new regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies and (c) maintenance, modifications or repairs to, or drydocking of, our existing vessels due to worker health or other business disruptions; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to continued declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; and potential deterioration in the financial condition and prospects of our customers or business partners. Although disruption and effects from the novel coronavirus pandemic may be temporary, given the dynamic nature of these circumstances, the duration of business disruption and the related financial impact cannot be reasonably estimated at this time, but could materially affect our business, results of operations and financial condition. Please read "Item 3 - Key Information: Risk Factors" for more details on the potential effects of the coronavirus on our business.

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

•
The amount and timing of dry dockings of our vessels can significantly affect our revenues between periods. Our vessels are normally off hire when they are being dry docked. We had eighteen vessels drydock in 2019, compared to eight vessels which dry docked in 2018 and seven vessels which dry docked in 2017. The total number of off-hire days relating to dry dockings during the years ended December 31, 2019, 2018 and 2017 were 731, 295, and 221, respectively. For our current fleet, there are 11 owned and leased vessels scheduled to dry dock in 2020.

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

The operating results of our tanker segment and STS segment are presented separately. Our tanker segment includes the operations of all our tankers, including those employed on full service lightering contracts. Our STS transfer segment includes the operating results from lightering support services provided to our tanker segment as part of full service lightering operations and other services provided to our customers associated with our lightering support operations.
Summary

Our consolidated income from vessel operations increased to $123.9 million for the year ended December 31, 2019, compared to $7.2 million in the prior year. The primary reasons for this increase are as follows:

•	an increase of $126.1 million due to higher overall average realized spot TCE rates earned by our Suezmax, Aframax and LR2 product tankers;

•	an increase of $3.5 million due to improved net results from our full service lightering (or FSL) activities from more voyage days and higher realized FSL spot rates earned;

•	an increase of $3.4 million resulting from lower general and administrative expenses primarily due to non-recurring project expenses incurred in the fourth quarter of 2018;

•	a net increase of $3.2 million primarily due to the expiry of time-charter out contracts for various vessels, which subsequently traded on spot voyages at higher average realized rates;

•
a net increase of $2.3 million primarily due to the addition of three Aframax and two LR2 chartered-in tankers that were delivered to us in the fourth quarter of 2018, first quarter of 2019, and third quarter of 2019, partially offset by the redeliveries of various in-chartered tankers to their owners in the second and third quarter of 2018; and

•	an increase of $1.2 million due to restructuring charges incurred in 2018;

partially offset by

•	a decrease of $10.2 million due to a higher number of off-hire days resulting from dry dockings and higher off-hire bunker expenses compared to 2018;

•	a decrease of $6.9 million due to the sale of one Suezmax tanker in 2019 and the write-down of two Suezmax tankers held for sale as of December 31, 2019; and

•
a decrease of $6.4 million due to the amortization of new dry dockings with higher costs and completion of the first dry dockings for various former Tanker Investments Limited (TIL) vessels subsequent to our acquisition of TIL in late 2017.

We manage our business and analyze and report our results of operations on the basis of two reportable segments: the tanker segment and the STS transfer segment. Please refer to Item 18 - Financial Statements: Note 6 - Segment Reporting. Details of the changes to our results of operations for each of our segments for the years ended December 31, 2019 and 2018 are provided below.
Year Ended December 31, 2019 versus Year Ended December 31, 2018
Tanker Segment
Our tanker segment consists of crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year) and related operations.
The following table presents our operating results for the years ended December 31, 2019 and 2018 and compares net revenues, a non-GAAP financial measure, for those periods to revenues, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2019	2018	% Change
Revenues	908,778	740,806	23%
Less: voyage expenses (1)	(413,796)	(393,794)	5%
Net revenues	494,982	347,012	43%
Vessel operating expenses	(174,779)	(174,278)	—%
Time-charter hire expense	(37,225)	(13,537)	175%
Depreciation and amortization	(120,468)	(114,062)	6%
General and administrative expenses	(32,938)	(36,481)	(10)%
Loss and write-down on sale of vessels	(5,534)	—	100%
Restructuring charges	—	(152)	(100)%
Income from vessel operations	124,038	8,502	1,359%
Equity income	2,345	1,220	92%

(1)
Includes $11.5 million and $12.5 million of voyage expenses for the years ended December 31, 2019 and 2018, respectively, relating to lightering support services which the STS transfer segment provided to the tanker segment for FSL operations.

Tanker Market
The crude tanker market started 2019 on a positive note following a firm fourth quarter of 2018. However, rates quickly declined through the first half of the year as a result of relatively high tanker fleet growth, lower OPEC crude oil production, and heavier than normal refinery maintenance as refiners prepared for the IMO 2020 regulations. Lower OPEC crude oil production was a result of both high adherence to the 1.2 million barrels per day (mb/d) of cuts implemented from the start of 2019 and reduced supply from Venezuela and Iran as a result of U.S. sanctions. On the fleet supply side, the worldwide tanker fleet grew by 21.9 million deadweight tonnes (mdwt), or 3.7%, in the first half of 2019, which was the highest level of fleet growth in a half-year period since the first half of 2009.

Crude tanker spot rates started to tighten late in the third quarter of 2019; in the fourth quarter of 2019 rates increased to the highest levels since 2008, which can be attributed to a combination of firmer underlying tanker supply and demand fundamentals, normal winter seasonality, and one-off events. According to the International Energy Agency (IEA), global oil demand increased by 1.7 mb/d year-on-year in the fourth quarter of 2019, with refinery throughput also having increased after a period of extended maintenance earlier in the year. Atlantic basin crude oil production was a significant driver of tanker tonne-mile demand in the fourth quarter, spurred by an increase in U.S. crude oil exports, along with new volumes from Brazil and Norway, much of which moved long-haul to refineries in Asia.

On the tanker fleet supply side, U.S. sanctions on two subsidiaries of leading Chinese state-owned shipping and logistics company, COSCO, removed 26 Very Large Crude Carriers (or VLCCs) from the trading fleet, which led to a rapid tightening of available fleet supply. Furthermore, an increase in floating storage ahead of the IMO 2020 regulations coming into force and the removal of vessels from the trading fleet to retrofit scrubbers also served to tighten fleet supply during the fourth quarter of 2019.

Crude tanker spot rates were firm during January 2020 but came under pressure in February due to the impact of the global coronavirus outbreak and the return of the previously-sanctioned COSCO vessels to the trading fleet, however, rates firmed again during March 2020. A widening gap between global oil demand, which is being negatively impacted by the coronavirus outbreak, and global oil supply, which is being elevated by the collapse of the OPEC+ supply agreement, has led to a rapid decline in crude oil prices and a steep contango in crude oil futures. This is creating strong demand for floating storage, which is utilizing a significant amount of crude tanker tonnage, while refiners and governments are looking to take advantage of cheap oil prices by filling onshore oil inventories. Tanker fleet utilization has tightened as a result of these changes.

Looking longer-term, the outlook for global oil and tanker demand is highly uncertain due to the developing coronavirus outbreak and its impact on the global economy. According to the IEA, global oil demand is expected to decline in 2020 for the first time since the financial crisis in 2009. The extent of the decline remains to be seen and will depend on how long current restrictions over travel and other economic activity in many countries across the globe remain in place. The timing of a potential recovery in economic activity, and therefore oil demand, is also uncertain at this time. A large build-up of oil inventories, both onshore and at sea, may lead to a period of weaker tanker demand in the future as these inventories are drawn down. However, the timing and magnitude of this stock draw is uncertain.

A relatively small tanker orderbook and anticipated scrapping activity in an aging global fleet is expected to result in relatively low tanker fleet growth over the next two years. We estimate tanker fleet growth of approximately 3% in 2020 and 1.5% in 2021, which are both well below tanker fleet growth of 5.8% in 2019. Furthermore, new vessel ordering remains at relatively low levels given constrained access to capital and uncertainty over future industry regulatory and technology changes. The removal of vessels from the global trading fleet for scrubber retrofitting should also help tighten vessel supply during 2020, though the impact of the coronavirus outbreak on ship repair yard operations and a strong tanker spot market may delay scrubber installations in the near-term.

Fleet and TCE Rates

As at December 31, 2019, we owned and leased 55 double-hulled oil tankers, had time-chartered in four Aframax and two LR2 tankers and owned a 50% interest in one VLCC. The results of our interest in the VLCC are included in equity income (loss).

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses. The following tables outline the average TCE rates earned by vessels for 2019 and 2018:

	Tanker Segment
	Year Ended December 31, 2019
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$424,578	($194,108)	$3,630	$234,100	9,798	$23,892
Voyage-charter contracts - Aframax (4)(5)	$329,317	($162,538)	$2,654	$169,433	7,265	$23,323
Voyage-charter contracts - LR2 (5)	$115,857	($54,677)	$133	$61,313	3,178	$19,293
Time-charter out contracts - Suezmax	$15,658	($526)	$311	$15,443	595	$25,945
Time-charter out contracts - Aframax	$1,838	$168	($178)	$1,828	75	$24,276
Total	$887,248	($411,681)	$6,550	$482,117	20,911	$23,055

(1)
Includes $6.4 million of revenue earned from vessels subject to the RSAs that were chartered to perform FSL. Excludes $6.3 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $2.2 million of bunker commissions earned and $1.2 million of taxes recoverable from one of our customers.

(2)
Includes $11.5 million of inter-segment voyage expenses related to lightering support services provided by the STS transfer segment and $6.4 million of voyage expenses incurred by vessels subject to the RSAs that were chartered to perform FSL.

(3)	Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per revenue day.

(4)
Includes $80.3 million of revenues and $51.9 million of voyage expenses related to the FSL business, which includes $11.5 million of inter-segment voyage expenses referenced in note (2) above relating to the FSL business by the STS transfer segment.

(5)
Excludes $18.2 million of revenues and $8.5 million of voyage expenses related to the risk-sharing agreements that were entered during the first quarter of 2019 for two time charter-in contracts that were entered during late 2018. Please read "Significant Developments in 2019 - Time Chartered-In Vessels".

	Tanker Segment
	Year Ended December 31, 2018
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$371,731	($214,659)	$1,144	$158,216	9,795	$16,154
Voyage-charter contracts - Aframax (4)	$244,557	($157,049)	$915	$88,423	5,515	$16,034
Voyage-charter contracts - LR2	$71,275	($36,272)	$154	$35,157	2,488	$14,131
Time-charter out contracts - Suezmax	$17,089	($796)	$204	$16,497	819	$20,144
Time-charter out contracts - Aframax	$35,602	($566)	$470	$35,506	1,674	$21,216
Time-charter out contracts - LR2	$7,357	($94)	$4	$7,267	420	$17,287
Total	$747,611	($409,436)	$2,891	$341,066	20,711	$16,469

(1)
Includes $15.6 million of revenue earned from the vessels that were chartered from the RSAs to perform FSL. Excludes $5.9 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs and $2.9 million of bunker commissions earned.

(2)
Includes $12.5 million of inter-segment voyage expenses related to lightering support services provided by the STS transfer segment and $15.6 million of voyage expenses incurred by the vessels that were chartered from the RSAs to perform FSL.

(3)	Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per revenue day.

(4)
Includes $104.9 million of revenues and $80.6 million of voyage expenses related to the FSL business, which includes $12.5 million of inter-segment voyage expenses referenced in note (2) above related to the FSL business by the STS transfer segment.

Net Revenues. Net revenues increased to $495.0 million for 2019 from $347.0 million for 2018, primarily due to:

•	an increase of $126.1 million primarily due to a higher overall average realized spot tanker rates earned by our Suezmax, Aframax and LR2 product tankers in 2019 compared to 2018;

•
a net increase of $24.2 million primarily due to the addition of three Aframax and two LR2 in-chartered tankers that were delivered to us in the fourth quarter of 2018 and the first and third quarters of 2019, partially offset by redeliveries of three Aframax in-chartered tankers to their owners at various times during 2018 and the sale of one Suezmax tanker in the fourth quarter of 2019;

•	an increase of $4.1 million due to higher average realized spot FSL rates and a decrease in the cost of short-term in-charters to support FSL operations in 2019 compared to 2018; and

•	a net increase of $3.2 million due to the expiry of time-charter out contracts for various vessels which subsequently traded on spot voyages at higher average realized rates in 2019 compared to 2018;
partially offset by

•	a net decrease of $10.2 million due to a higher number of off-hire days related to dry dockings and off-hire bunker expenses.
Time-charter Hire Expense. Time-charter hire expense increased to $37.2 million for 2019 from $13.5 million for 2018, primarily due to five chartered-in vessels that were delivered in the first and third quarters of 2019.

Depreciation and Amortization. Depreciation and amortization increased to $120.5 million for 2019 from $114.1 million for 2018. The increase is primarily due to the first dry-dockings for various former TIL vessels subsequent to our acquisition of TIL in late 2017 and recent dry dockings of various older vessels that have a shorter depreciation period.

General and Administrative Expenses. General and administrative expenses decreased to $32.9 million for 2019 from $36.5 million for 2018, primarily due to lower corporate expenses incurred during 2019 primarily as a result of lower amounts of professional fees related to management initiatives and lower director liability insurance costs incurred in 2019 as compared to 2018.

Loss and write-down on Sale of Vessels. The loss and write-down on the sale of vessels of $5.5 million for the year ended December 31, 2019 compared to $nil at December 31, 2018, primarily due to:

•the write-down of two Suezmax tankers by $3.2 million to their estimated sales prices; and

•	the sale of one Suezmax tanker in the last quarter of 2019, which resulted in a loss of $2.4 million. Please refer to Item 18 – Financial Statements: Note 21 – Sale of Vessels and Other Assets.

Equity Income. Equity income increased to $2.3 million in 2019 from $1.2 million for 2018, primarily due to the higher spot rates realized by our 50% interest in the VLCC, which has been trading in a third-party managed VLCC pool.

Please refer to Item 18 – Financial Statements: Note 7 – Investment in and advances to Equity-Accounted for Investment.
Ship-to-ship Transfer Segment
Our STS transfer segment consists of our lightering support services, including those services provided to our tanker segment, which includes full service lightering operations, and other lightering support services. As described above, in January 2020 we agreed to sell our ship-to-ship support services business, excluding North American operations, and our LNG terminal management business for $26 million, with an adjustment for the final amounts of cash and other working capital present on the closing date. The sale is expected to close in the second quarter of 2020.

The following table presents our operating results for the years ended December 31, 2019 and 2018.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2019	2018	% Change
Revenues (1)	46,641	48,175	(3)%
Vessel operating expenses	(33,822)	(34,853)	(3)%
Time-charter hire expense	(5,964)	(6,001)	(1)%
Depreciation and amortization	(3,534)	(4,452)	(21)%
General and administrative expenses	(3,466)	(3,294)	5%
(Loss) gain on sale of vessels	(10)	170	(106)%
Restructuring charges	—	(1,043)	(100)%
Loss from vessel operations	(155)	(1,298)	(88)%

(1)
Includes $11.5 million of revenues for the year ended December 31, 2019 (2018 - $12.5 million) relating to lightering support services which the STS transfer segment provided to the tanker segment for FSL operations.

Revenues. Revenues decreased to $46.6 million for the year ended December 31, 2019 compared to $48.2 million for the prior year. The decrease was primarily due to a reduction in the number of jobs related to our lightering support service operations as a result of our efforts to reduce low margin business, and the completion of two LNG terminal management projects in the first and second quarters of 2019, respectively.

Vessel Operating Expenses. Vessel operating expenses decreased to $33.8 million for the year ended December 31, 2019 compared to $34.9 million for the same period in the prior year. The change in vessel operating expenses was primarily due to decreases in the number of lightering support service operations and the completion of the two LNG terminal management projects in the first half of 2019.

Depreciation and Amortization. Depreciation and amortization decreased to $3.5 million for the year ended December 31, 2019 compared to $4.5 million for the same period in the prior year. The decrease was primarily due to lower amortization of customer contract intangible assets and the 2018 sale of one lightering support vessel.

Restructuring Charges. Restructuring charges were $1.0 million for the year ended December 31, 2018 and primarily related to the termination of certain employees as a result of management restructuring of our lightering support services operations.

Other Operating Results
The following table compares our other operating results for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
(in thousands of U.S. dollars)	2019	2018
Interest expense	(65,362)	(58,653)
Interest income	871	879
Realized and unrealized (loss) gain on derivative instruments	(967)	3,032
Income tax expenses	(20,103)	(9,412)
Other income	695	3,182

Interest Expense. Interest expense increased to $65.4 million for 2019 from $58.7 million for 2018, primarily due to the sale-leaseback financing transactions of six vessels completed in the third quarter of 2018 and to the sale-leaseback financing transaction of two vessels in the second quarter of 2019.

Realized and Unrealized (Loss) Gain on Derivative Instruments. Realized and unrealized (loss) gain on derivative instruments decreased to a loss of $1.0 million for 2019 compared to a realized and unrealized gain of $3.0 million for 2018.

As at December 31, 2019, we had interest rate swap agreements with aggregate outstanding notional amounts of $246.3 million (December 31, 2018 - $292.6 million) with a weighted-average fixed rate of 1.45% (December 31, 2018 - 1.45%).

The changes in the fair value of the interest rate swaps resulted in unrealized gains of $5.2 million and $0.6 million for the years ended December 31, 2019 and 2018, respectively. The increase in unrealized gains was primarily due to increases in our long-term benchmark interest rates.

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

Income Tax Expenses. Income tax expenses were $20.1 million in 2019, compared to $9.4 million of expense in 2018. The increase in tax expenses is primarily due to changes in the administrative practice of certain tax authorities related to non-resident ship owners.

Other Income. Other income was $0.7 million in 2019, compared to other income of $3.2 million in 2018. The decrease is primarily due to changes in foreign exchange rates related to our freight tax accrual balances.

Net Income (Loss). As a result of higher average spot tanker rates earned in 2019, we recorded net income of $41.4 million for 2019, compared to a net loss of $52.5 million for 2018.

Liquidity and Capital Resources
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, proceeds from sales of vessels, and capital raised through financing transactions. As at December 31, 2019, our total cash and cash equivalents, including cash in assets held for sale, were $89.9 million, compared to $54.9 million at December 31, 2018. Our cash balance at December 31, 2019 had increased primarily as a result of net operating cash flow, lower net prepayments of our revolving credit facilities and higher proceeds from the draw-down of our term loans and revolving credit facilities.

Our total consolidated liquidity, including cash, cash equivalents, cash held for sale and undrawn credit facilities, was $150.3 million as at December 31, 2019, compared to $66.7 million as at December 31, 2018. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents and undrawn long-term borrowings, or refinancing existing loans and proceeds of new financings, which we believe will be sufficient to meet our existing liquidity needs for at least the one-year period following the date of this Annual Report.

Two of our term loans, with an aggregate outstanding balance of $145.0 million as at December 31, 2019 (December 31, 2018 - $166.4 million), are guaranteed by Teekay and contain certain covenants, one of which was repaid in 2020 as described below. Please read "Item 18 - Financial Statements: Note 11 - Long-term Debt" in the notes to our consolidated financial statements included in this Annual Report. As part of our assessment of our liquidity, we have considered Teekay’s ability to comply with the covenants of these term loans for the one-year period following the issuance of our consolidated financial statements. Teekay has informed us that it expects it will comply with all required covenants and have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of Teekay’s consolidated financial statements. Consequently, we do not expect any negative impact on our liquidity as a result of Teekay’s obligations under the remaining term loan that was not repaid as described below.

In January 2020, we entered into a new $532.8 million long-term debt facility to refinance 31 vessels, which is scheduled to mature at the end of 2024. The proceeds from the new debt facility were drawn down in February 2020 and used to repay approximately $455 million on two of our revolving facilities described above and one of our term loan facilities, which was scheduled to mature in 2021 and which was guaranteed by Teekay, as discussed above.

Our short-term liquidity requirements include the payment of operating expenses, dry-docking expenditures, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling.

Our long-term capital needs are primarily for capital expenditures and repayment of our loan facilities and obligations related to finance leases. Generally, we expect that our long-term sources of funds will be cash balances, cash flows from operations, long-term bank borrowings and other debt or equity financings, including the new $532.8 million revolving credit facility, described above, to refinance a majority of our fleet. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion capital expenditures, including opportunities we may pursue to purchase additional vessels.

In May 2019, we completed a $63.7 million sale-leaseback financing transaction for two of our Suezmax tankers. Each vessel is leased on a bareboat charter for nine years, with a fixed daily rate of $12,300, with purchase options throughout the lease term commencing at the end of the second year, and a purchase obligation at the end of the lease term. Proceeds from the sale-leaseback transaction were used to prepay a portion of one of our loan facilities.

Our operating lease commitments and obligations related to finance leases are described in "Item 18 - Financial Statements: Note 12 - Operating Leases and Obligations Related to Finance Leases", our revolving credit facilities and term loans are described in "Item 18 - Financial Statements: Note 11 - Long-term Debt" and our working capital loan is described in "Item 18 - Financial Statements: Note 10 - Short-Term Debt" of this Annual Report. Our obligations related to finance leases require us to maintain minimum levels of cash and aggregate liquidity. Our working capital loan requires us to maintain a minimum threshold of paid-in capital contribution and retained amounts under the RSAs. Our revolving credit facilities and term loans contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In addition, an event of default of our term loans will occur if any financial indebtedness of Teekay in excess of the covenant requirement is not paid when due. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facilities and term loans require us to maintain financial covenants, which are described in further detail in "Item 18 - Financial Statements: Note 11 - Long-Term Debt" included in this Annual Report. Should we not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2019, we were in compliance with all covenants relating to our revolving credit facilities, term loans, working capital loan and obligations related to finance leases. Teekay also advised us that, as of the date the consolidated financial statements were issued, it was in compliance with all covenants relating to the credit facilities and term loans to which we are party to.

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

Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2019	2018
Net cash flow provided by (used for) operating activities	117,661	(7,263)
Net cash flow used for financing activities	(89,758)	(3,448)
Net cash flow provided by (used for) investing activities	8,380	(4,492)
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

Net cash flow provided by operating activities increased by $124.9 million for the year ended December 31, 2019, compared to the prior year. This increase in cash provided by operating activities was primarily due to:

•
a net increase of $120.7 million in cash inflows primarily due to higher operating earnings resulting from higher average realized spot tanker rates in 2019 and, five in-charter vessels delivered during 2019 to trade on the spot market, partially offset by a higher number of off-hire days in 2019 and the completion of two LNG terminal contracts during 2019; and

•	a net decrease of $24.5 million in cash outflows due to changes in working capital.

partially offset by:

•
a decrease of $20.3 million in operating cash flows in 2019 relating to higher expenditures for dry-docking activities. In 2019 we drydocked nine Suezmax tankers and nine Aframax tankers, whereas in 2018, we dry docked five Suezmax tankers and four Aframax tankers.

Financing Cash Flows
Net cash used for financing activities increased by $86.3 million for the year ended December 31, 2019, compared to the prior year. This increase in cash outflows was primarily due to:

•
a decrease of $177.6 million in cash inflows during 2019 due to lower proceeds received on the sale-leaseback financings of two tankers in the second quarter of 2019 in comparison to the sale lease-back financings of 10 tankers in the second half of 2018; and

•
an increase of $9.3 million in cash outflows during 2019 due to scheduled payments on our obligations related to our finance leases, which we entered into in September 2018, November 2018 and May 2019.

partially offset by:

•	a net increase of $50.0 million in cash inflows during 2019 due to borrowings under our working capital loan facility;

•
a net decrease of $42.6 million in cash outflows during 2019 due to a net decrease in prepayments and scheduled repayments on our term loans and revolving credit facilities and higher proceeds from the draw-down of our term loans and revolving credit facilities during 2019; and

•	a decrease of $8.1 million in cash outflows during 2019 due to no cash dividends paid during 2019.
Investing Cash Flows
Net cash provided by investing activities increased by $12.9 million for the year ended December 31, 2019, compared to the same period in the prior year. This increase in cash provided by investing activities was primarily due to:

•
an increase of $19.4 million in cash inflows related to the sales of one Suezmax tanker and one workboat during the year ended December 31, 2019 compared to the sale of one lightering support vessel in the prior year.

partially offset by:

•	an increase of $6.5 million in cash outflows due to higher capital expenditures for the fleet for the year ended December 31, 2019 as compared to the prior year.

Please read Item 18 – Financial Statements: Note 7 – Investment in and advances to Equity-Accounted for Investment for specific details on our equity-accounted for investment activities included in the notes to our consolidated financial statements included in this Annual Report.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2019:

	Total	2020	2021	2022	2023	2024	Beyond 2024
(in millions of U.S. dollars)
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)	343.6	44.0	100.8	80.4	65.3	53.1	—
Repayments at maturity of revolving facilities, term loans and other debt (1)	269.3	50.0	71.1	—	—	148.2	—
Scheduled repayments of obligations related to finance leases (2)	414.8	25.4	27.3	29.5	31.9	34.6	266.1
Chartered-in vessels (operating leases) (3)	40.6	34.7	5.9	—	—	—	—
Total	1,068.3	154.1	205.1	109.9	97.2	235.9	266.1

(1)
Giving the effect to the debt refinancing completed in January 2020, excludes expected interest payments of $22.4 million (2020), $17.8 million (2021) $12.7 million (2022), $9.7 million (2023) and $4.2 million (2024). Expected interest payments are based on the existing interest rates for fixed-rate loans of 5.4% and existing interest rates for variable-rate loans at LIBOR plus margins that range from 0.30% to 2.75% at December 31, 2019. The expected interest payments do not reflect the effect of related interest rate swaps that we have used to hedge certain of our floating-rate debt.

(2)	Excludes imputed interest payments of $31.0 million (2020), $28.9 million (2021), $26.7 million (2022), $24.3 million (2023), $21.8 million (2024) and $54.3 million (thereafter).

(3)
Excludes payments required if we exercise all options to extend the terms of in-chartered leases signed as of December 31, 2018. If we exercise all options to extend the terms of signed in-chartered leases, we expect total payments of $37.1 million (2020), $25.5 million (2021) and $4.8 million (2022).

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

Consistent with our methodology and disclosures in prior years, the table below presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value as of January 1, 2020. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels in 2019 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values.

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

Aframax, Suezmax and Product Tankers (in thousands of U.S. dollars, except number of vessels)	# Vessels	Market Values (1)	Carrying Values
Tankers (2)	1	13,300	22,501
Tankers (3)	34	933,950	1,255,327
Total	35	947,250	1,277,828

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

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for crude oil and product tankers, commencing at the date the vessel was originally delivered from the shipyard. However, the actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in quarterly depreciation and potentially resulting in an impairment loss. The estimated useful life of our vessels takes into account design life, commercial considerations and regulatory restrictions. Our estimates of future cash flows involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience and our projections of the number of future tanker voyages. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

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

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment. Consequently, any changes in our estimates of future undiscounted cash flows may result in a different impairment amount, including no impairment, and a different future annual depreciation expense.
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

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the interest rate swap agreements at the reporting date, the amount we would pay or receive to terminate the interest rate swap agreements may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See Item 18 – Financial Statements: Note 13 – Derivative Instruments for the effects on the change in fair value of our derivative instruments on our consolidated statements of income (loss).
Taxes
Description. The expenses we recognize relating to taxes are based on our income, statutory tax rates and our interpretations of the tax regulations in the various jurisdictions in which we operate. We review our tax positions quarterly and adjust the balances as new information becomes available.

Judgments and Uncertainties. We recognize the tax benefits of uncertain tax positions only if it is more-likely-than-not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in evaluating uncertainties.

Effect if Actual Results Differ from Assumptions. If we determined that an uncertain tax position was sustained upon examination, and such amount was in excess of the net amount previously recognized, we would increase our net income in the period such determination was made. Likewise, if we determined that an uncertain tax position was not sustained upon examination, we would typically decrease our net income in the period such determination was made. See “Item 18 - Financial Statements: Note 22 - Income Tax Expenses”.

Item 6.	Directors, Senior Management and Employees
Our Board of Directors and executive officers oversee and supervise our operations. Subject to this oversight and supervision, our operations are managed generally by our Manager.

Our President and Chief Executive Officer, Kevin Mackay, and our Chief Financial Officer, Stewart Andrade, allocate their time between managing our business and affairs as such officers and the business and affairs of Teekay Corporation. Mr. Mackay is a member of the senior leadership team of Teekay Corporation, while Mr. Andrade is employed by a subsidiary of Teekay Corporation. The amount of time Messrs. Mackay and Andrade allocate among our business and the businesses of Teekay Corporation and other subsidiaries of Teekay Corporation varies from time to time depending on the various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Our officers and certain individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its affiliates. We intend to seek to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct thereof.

Please also read Item 7 – Major Shareholders and Related Party Transactions - Related Party Transactions.
Directors and Executive Officers of Teekay Tankers Ltd.
The following table lists the directors and executive officers of Teekay Tankers Ltd and their ages as of December 31, 2019.

Name	Age	Position
Stewart Andrade	47	Chief Financial Officer
Arthur Bensler	62	Director and Secretary
Sai W. Chu	53	Director (1)(2)(3)
Richard T. du Moulin	73	Director (4)(5)
Kenneth Hvid	51	Chair (6)
Kevin Mackay	51	President and Chief Executive Officer
David Schellenberg	56	Director (4)(7)

(1)	Appointed on May 29, 2019.

(2)	Member of Conflicts Committee, and Nominating and Corporate Governance Committee.

(3)	Chair of Audit Committee.

(4)	Member of Audit Committee.

(5)	Chair of Conflicts Committee, and Nominating and Corporate Governance Committee

(6)	Appointed Chair on June 12, 2019

(7)	Appointed on June 12, 2019.

Certain biographical information about each of these individuals included in the table above is set forth below.

Stewart Andrade was appointed Chief Financial Officer of Teekay Tankers in 2017. He joined Teekay in 2002 and has worked in a variety of roles at Teekay and has been responsible for executing a number of strategic transactions, including acquisitions and the establishment of joint ventures, to grow Teekay Tankers into one of the world’s leading tanker companies. Mr. Andrade is also responsible for Strategy and Business Development for Teekay’s tanker business, a role he has held since 2015. Prior to joining Teekay, Mr. Andrade worked in Ernst and Young’s consulting practice providing advisory services to a variety of Canadian and international organizations. Mr. Andrade is a member of the Institute of Chartered Professional Accountants of Canada (CPA, CA).

Arthur Bensler joined the Board of Teekay Tankers in 2013 and served as Chair from 2013 to June 2019. He has served as Corporate Secretary of Teekay Tankers from 2007 to 2014 and was reappointed in July 2019. Mr. Bensler is Executive Vice President and General Counsel of Teekay Corporation and President of Teekay Shipping (Canada) Ltd. He has more than 20 years of experience in the shipping industry, joining Teekay Corporation in 1998 as General Counsel. He was promoted to the position of Vice President and General Counsel in 2002, became the Corporate Secretary of Teekay Corporation in 2003 and was further promoted to Executive Vice President and General Counsel in 2006. He has served as General Counsel to the Company since its inception. In addition to his role as General Counsel, he serves as Assistant Corporate Secretary of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. Mr. Bensler served as Committee

Director of the Britannia Steamship Insurance Association Limited from 2005 to 2010 and has served as a Committee Director of The Standard Club Ltd., a mutual insurance association, since 2010, where he is also a member of the Nominating & Governance Committee and the Strategy Committee.

Sai W. Chu joined the Board of Teekay Tankers Ltd. in May 2019. Mr. Chu brings extensive financial experience to the Company with over 30 years of finance, operations and strategy experience primarily with public companies in shipping, specialty finance, utilities and technology. From 2007 to 2015, he was Chief Financial Officer of Seaspan Corporation (NYSE:SSW), a containership lessor, and from 2004 to 2007 he served in various financial roles within its related companies. From 1994 to 2004, he held financial roles with other companies, including BC Gas Inc. (now Fortis Inc.). Since 2017, he has been Chief Financial Officer of UrtheCast Corporation, a TSX-listed (TS: UR) big data company specialized in satellite imaging, data services and geo-analytics with global operations. Mr. Chu is a member of the Advisory Board of Maritime Partners LLC, a Jones Act focused leasing platform and a founding Board member of Canada's Digital Technology Supercluster. He is currently an advisor to Canada's Digital Technology Supercluster and to A2Z Capital Inc., a private equity firm. Mr. Chu is a member of the Institute of Chartered Professional Accountants of Canada.

Richard T. du Moulin joined the Board of Teekay Tankers in 2007. Mr. du Moulin is currently the President of Intrepid Shipping L.L.C., a position he has held since he founded Intrepid Shipping in 2002. From 1998 to 2002, Mr. du Moulin served as Chair and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chair Emeritus of the Seamen’s Church Institute of New York and New Jersey. Mr. du Moulin currently serves as an advisor to Hudson Structured Capital Management, a private equity firm and is on the Board of Pangaea Logistics Solutions, Ltd., a dry bulk shipping company. Mr. du Moulin served as Chair of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999 and served as a director of Globe Wireless L.L.C. and Tidewater, Inc.

Kenneth Hvid joined the Board of Teekay Tankers in 2017 and was appointed Chair of the Board in June 2019. Mr. Hvid joined the Board of Teekay Corporation in June 2019 and has served as President and CEO since 2017. Mr. Hvid has served as a director of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.) since 2011 and was reappointed as a director of Teekay GP L.L.C. in 2018, having previously served as a director from 2011 to 2015. Mr. Hvid was appointed Chair of Teekay GP L.L.C. in May 2019. He joined Teekay Corporation in 2000 and was responsible for leading its global procurement activities until he was promoted in 2004 to Senior Vice President, Teekay Gas Services. During that time, Mr. Hvid was involved in leading Teekay Corporation through its entry and growth in the liquefied natural gas business. He held that position until the beginning of 2006, when he was appointed President of the Teekay Navion Shuttle Tankers and Offshore division. In that role, Mr. Hvid was responsible for Teekay Corporation’s global shuttle tanker business as well as initiatives in the floating storage and offtake business and related offshore activities. Mr. Hvid served as Teekay Corporation's Chief Strategy Officer and Executive Vice President from 2011 to 2015, and as President and CEO of Teekay Offshore Group Ltd., from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the Board of Gard P.& I. (Bermuda) Ltd.

Kevin Mackay was appointed President and Chief Executive Officer of Teekay Tankers in 2014 and leads a global network of commercial offices in Asia, Europe and North America, with the responsibility of marketing Teekay's fleet of tankers. Mr. Mackay joined Teekay from Phillips 66, where he headed the global marine business unit, responsible for all aspects of marine transportation, including chartering, operations, demurrage, strategy and freight trading, business improvement and marine risk management. He held a similar role as the General Manager, Commercial Marine at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then joined AET Inc. Limited (AET) (formerly American Eagle Tankers Inc.) in Houston, where he ultimately was the Regional Director - Americas, Senior Vice President, responsible for AET's business in the Americas. Mr. Mackay holds a B.Sc. (Econ) Honours from the London School of Economics & Political Science.

David Schellenberg joined the Board of Teekay Tankers Ltd. in June 2019. Mr. Schellenberg has been a member of the Teekay Corporation Board of directors since 2017 and was appointed as Chair of the Board in June 2019. He also joined the Board of Teekay GP L.L.C. in May 2019. Mr. Schellenberg brings over 25 years of financial and operating leadership to the Teekay Tankers Board and is currently a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver. Prior to that, he was with Conair Group and its subsidiary Cascade Aerospace, specialty aviation and aerospace business, from 2000 to 2013 and was President and CEO from 2007 to 2013. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents’ Organization, holds an MBA and is a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCA).
Compensation of Directors and Senior Management
Executive Compensation
The compensation of our executive officers that are employees of Teekay Corporation or other subsidiaries thereof (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or its subsidiaries. In addition to any awards to our executive officers under our long-term incentive plan, we reimburse Teekay Corporation for time spent by our executive officers on our management matters. This reimbursement is a component of the management fee we pay our Manager, pursuant to the Management Agreement. For the year ended December 31, 2019, the aggregate amount of executive officers compensation was $2.3 million (2018: $2.3 million; 2017: $1.8 million), a majority of which is paid by us to Teekay. Teekay Corporation’s annual bonus plan, in which each of our executive officers participates, considers both company performance and team performance.
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

During 2019, our three non-employee directors and the four individuals who served as non-employee directors and resigned or retired in 2019 received an aggregate of $397,870 in cash fees for their services as directors (2018: $799,500; 2017: $303,125). In addition, each non-employee director received a $75,000 annual award for 2019 to be paid by way of a grant of, at the director’s choice, restricted stock units or stock options, granted under our 2007 Long-Term Incentive Plan pursuant to this annual retainer. During 2019, we granted 58,843 options (2018: 504,097; 2017: 396,412) and 19,918 restricted stock units (2018: 168,029; 2017: nil) to non-employee directors. The stock options and restricted stock units vest immediately. On November 25, 2019, the one for eight reverse stock split for our Class A and Class B common stock took effect. The 2018 and 2017 stock option and restricted stock unit figures reported above are presented pre-reverse split. Please refer to Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies.
Long-Term Incentive Program
In the year ended December 31, 2019, we granted under our 2007 Long-Term Incentive Plan options to acquire up to 218,223 shares of Class A common stock (2018: 736,327; 2017: 486,329) and 99,056 restricted stock units (2018: 762,640; 2017: 382,437) to officers of the Company and certain employees of Teekay Corporation’s subsidiaries that provide services to us. The 2018 and 2017 stock option and restricted stock unit figures reported above are pre-reverse split. Each option under the plans has a 10-year term and vests equally over three years from the grant date. Each restricted stock unit is equal in value to one share of our Class A common stock plus reinvested dividends from the grant date to the vesting date. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of shares of Class A common stock. We intend to satisfy these grants by issuing shares from authorized capital. Please read Item 18 – Financial Statements: Note 15 – Capital Stock.
Board Practices
Our Board consists of five members. Directors are appointed to serve for a one-year term and until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of our directors, other than Arthur Bensler, the Executive Vice President and General Counsel of Teekay Corporation, and Kenneth Hvid, the President and Chief Executive Officer of Teekay Corporation, has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and is independent within the meaning of our director independence standards, which reflect the NYSE director independence standards, as currently in effect and as they may be changed from time to time.

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

The Board has the following three committees: Audit Committee, Conflicts Committee, and Nominating and Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Investors - Teekay Tankers Ltd. - Governance” from the home page of our website at www.teekay.com. During 2019, the Board held six meetings. Each director attended all Board meetings, with the exception of one director who was absent from one meeting. The members of the Audit Committee, Conflicts Committee and Nominating and Governance Committee attended all meetings, except for one director who was absent from one Audit Committee meeting.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee is comprised of Sai W. Chu (Chair), Richard du Moulin and David Schellenberg. All members of the committee are financially-literate and the Board has determined that Mr. Chu qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•	the integrity of our consolidated financial statements;

•	our compliance with legal and regulatory requirements;

•	the independent auditors’ qualifications and independence; and

•	the performance of our internal audit function and independent auditors.

Our Conflicts Committee is composed entirely of directors who satisfy the heightened NYSE and SEC independence standards applicable to Audit Committee membership. The Conflicts Committee is comprised of Richard du Moulin (Chair) and Sai W. Chu. The Conflicts Committee:

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

Our Nominating and Governance Committee is comprised entirely of directors who satisfy the general NYSE independence standards. Our Nominating and Governance Committee is comprised of Richard du Moulin (Chair) and Sai W. Chu.

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

As of December 31, 2019, approximately 2,200 seagoing staff served on our vessels. The majority of our subsidiaries employ seagoing staff directly. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries.

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
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2019, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of February 29, 2020 (60 days after December 31, 2019) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned
All directors and executive officers as a group (7 persons) (1)	378,467	1.3%	1.1%
_______________________________

(1)	Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation. Please read Item 7 - Major Shareholders and Related Party Transactions.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders
The following table sets forth information regarding the beneficial ownership, as of March 1, 2020, of our Class A and Class B common stock by each entity or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC or information delivered to us. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, an entity or group beneficially owns any shares that the entity or group has the right to acquire as of April 30, 2020 (60 days after March 1, 2020) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Class B Common Stock	Percent of Class B Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned
Teekay Corporation (1)	5,036,306	17.3%	4,625,997	100.0%	28.7%
_______________________________

(1)
The voting power represented by shares beneficially owned by Teekay Corporation is 9.7% for its Class A common stock, 44.5% for its Class B common stock and 54.0% for its total Class A and Class B common stock.

Our Class B common stock entitles the holder thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum, while our Class A common stock entitles the holder thereof to one vote per share. Except as otherwise provided by the Marshall Islands Business Corporations Act, holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Teekay Corporation currently controls all of our outstanding Class B common stock and 5,036,306 shares of our Class A common stock. Because of our dual-class structure, Teekay Corporation may continue to control all matters submitted to our shareholders for approval even if it and its affiliates come to own significantly less than 50% of our outstanding shares of capital stock. Shares of our Class B common stock will convert into shares of our Class A common stock on a one-for-one basis upon certain transfers thereof or if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of our common stock.

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.

B.	Related Party Transactions
Please read "Item 18 – Financial statements: Note 16 – Related Party Transactions" for additional information about these and various other related-party transactions.
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

Stewart Andrade, our Chief Financial Officer, is also the Vice President, Strategy and Business Development of Teekay Corporation.

Arthur Bensler, our Secretary and a director of our Board, is also Executive Vice President and General Counsel of Teekay Corporation.

Kenneth Hvid, our Chair of the Board, is President and Chief Executive Officer of Teekay Corporation and a member of its Board of Directors. Mr. Hvid is also a Director of the general partner of Altera (with announced retirement from that board in June 2020) and the Chair of the Board of Directors of Teekay GP L.L.C.

David Schellenberg, Director of our Board, is the Chair of the Board of Directors of Teekay Corporation and is also a Director of Teekay GP L.L.C.

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
Acquisitions
In May 2017, we completed the acquisition from a subsidiary of Teekay Corporation of the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns tanker commercial management and technical management operations and directly administers four commercially managed tanker RSAs. Please read “Item 18 - Financial Statements: Note 7 - Investments in and advances to Equity-Accounted for Investment.”

In July 2015, we acquired the ship-to-ship transfer business (or TMS) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE. In addition to full-service lightering and lightering support, TMS also provides consultancy and LNG terminal management services.

In January 2014, we and Teekay Corporation jointly created TIL, for it to opportunistically acquire, operate, and sell modern second-hand tankers, and TIL completed a private equity placement in which we and Teekay Corporation co-invested. In addition, we each received a stock purchase warrant to acquire up to an additional 750,000 shares of TIL’s common stock. In November 2017 we completed a merger with TIL by acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange resulting in TIL becoming our wholly-owned subsidiary. The warrant was canceled upon the completion of such transaction. Please read “Item 18 - Financial Statements: Note 24 - Acquisition of Tanker Investments Ltd.”
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

For additional information about these services and fee, please see Item 18 – Financial Statements: "Note 4 – Acquisition of Entities under Common Control" and "Item 18 – Financial Statements: Note 16d – Related Party Transactions – Management fee – Related and Other", in our consolidated financial statements included in this Annual Report.

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

We maintain an internal account (or the Cumulative Dividend Account) that reflects, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $2.65 per share (pre-reverse stock split) annual incentive baseline. The Cumulative Dividend Account is intended to ensure that our shareholders receive an equivalent of at least $2.65 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance is reset to zero. We paid no performance fees to our Manager in 2019, 2018 or 2017.

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
Dividend Policy
In November 2019, we revised our previous formulaic dividend policy, which was based on a payout of 30 to 50 percent of our quarterly adjusted net income, to primarily focus on building net asset value through balance sheet delevering and reducing our cost of capital. As a result, dividend payments are now subject to the discretion of our Board of Directors. The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, the requirements of Marshall Islands law, restrictions in financing agreements and other factors deemed relevant by our Board of Directors.
Significant Changes
Please read "Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations—Significant Developments in 2019 and 2020” and “Item 18 - Financial Statements: Note 25 - Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2019.

Item 9.	The Offer and Listing
Our Class A common stock is listed on the New York Stock Exchange (or NYSE) under the symbol “TNK”. Our Class B common stock is held entirely by Teekay and is not listed on any stock exchange.

Item 10.	Additional Information
Articles of Incorporation and Bylaws
Our Amended and Restated Articles of Incorporation, as amended on November 27, 2017, July 6, 2018 and November 20, 2019 (or our Articles of Incorporation), have been filed as Exhibit 1.1 to this Annual Report on Form 20-F, and our Amended and Restated Bylaws (or our Bylaws) have been filed as Exhibit 3.2 to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147798), filed with the SEC on December 11, 2007, and are each hereby incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to each class of our capital stock are described in the Exhibit 2.1 to this Annual Report on Form 20-F entitled "Description of Securities Registered Under Section 12 of the Exchange Act", and hereby incorporated by reference into this Annual Report.

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

i)
Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016 between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks, for a $894.4 million long-term debt facility, consisting of both a term loan and a revolving credit facility, which is scheduled to mature in January 2021 (canceled in January 2020).

j)
Equity Distribution Agreement, dated November 18, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. Under this Agreement, we implemented a continuous offering program through which we may, from time to time, issue Class A common stock with an aggregate offering price of up to $80.0 million, through Evercore, as sale agent.

k)
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

l)
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

m)
Common Stock Purchase Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the purchasers named therein. Under this Agreement, we issued 9,118,797 shares of our Class A Common Stock to a group of institutional investors for $6.65 per share.

n)
Secured Revolving Credit Facility Agreement dated December 18, 2017 between Teekay Tankers Ltd., Nordea Bank AB and various other banks, for a $270.0 million long-term debt facility which is scheduled to mature in December 2022 (canceled in January 2020).

o)
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

p)
Voting and Support Agreement, dated as of May 31, 2017, between Teekay Corporation, Teekay Holdings Limited, Teekay Finance Limited, Tanker Investments Ltd. and Teekay Tankers Ltd., providing, among other things, that Teekay Corporation will support the Merger with TIL (no longer in effect).

q)
Purchase Agreement, dated as of May 31, 2017, between Teekay Tankers Ltd. and Teekay Holdings Limited (or THL), under which we purchased the remaining 50% of the issued and outstanding shares of Teekay Tanker Operations Ltd. from THL.

r)
Voting and Support Agreement, dated as of September 14, 2017, by and among Teekay Tankers Ltd., Huber Capital Management, LLC and Joseph R. Huber, providing, among other things, that Huber Capital Management, LLC and Joseph R. Huber would vote certain shares of the Company's Class A Common Stock in favor of a charter amendment in connection with our merger with TIL.

s)
Share Subscription Agreement, dated January 13, 2017, between Teekay Tankers Ltd. and THL, under which we agreed to issue a total of 2,155,172 shares of our Class A common stock for an aggregate purchase price of $5,000,000.

t)
Secured Revolving Credit Facility Agreement dated January 28, 2020 between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch and various other banks, for a $532.8 million long-term debt facility which is scheduled to mature in December 2024.

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
Material United States Federal Income Tax Considerations
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
Distributions
We are taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder's common stock, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder's common stock will be treated first as a nontaxable return of capital to the extent of the U.S. Holder’s tax basis in our common stock and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the common stock for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common stock will be treated as foreign source income and generally will be treated as “passive category income.”

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
Sale, Exchange or Other Disposition of Common Stock
Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common stock in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such stock. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (i) long–term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short term capital gain or loss otherwise and (ii) U.S. source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

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

As discussed more fully below, if we were to be treated as a PFIC for any taxable year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “qualified electing fund” (or a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark–to–market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. A U.S. Holder who makes a timely QEF election (or an Electing Holder) must report the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each taxable year for which we are a PFIC that ends with or within the Electing Holder’s taxable year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark–to–Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark–to–market” election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any “excess distribution” (i.e., the portion of any distributions received by the Non–Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non–Electing Holder in the three preceding taxable years, or, if shorter, the Non–Electing Holder’s holding period for our common stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

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

Additionally, for each year during which a U.S. Holder owns our common stock, we are a PFIC, and the total value of all PFIC stock that such U.S. Holder directly or indirectly owns exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our common stock. In addition, if a Non–Electing Holder who is an individual, dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step–up in tax basis with respect to such common stock.
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
Sale, Exchange or Other Disposition of Common Stock
In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common stock unless (i) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our common stock is deemed to be effectively connected to that trade or business, the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder.
Information Reporting and Backup Withholding
In general, distributions taxable as dividends with respect to, or the proceeds from a sale, redemption or other taxable disposition of, our common stock to a Non–Corporate U.S. Holder will be subject to information reporting requirements, unless such distribution taxable as a dividend is paid and received outside the United States by a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations), or such proceeds are effected through an office outside the U.S. of a broker that is considered a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations). These amounts also generally will be subject to backup withholding if the Non–Corporate U.S. Holder:

•	fails to timely provide an accurate taxpayer identification number;

•	is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or

•	in certain circumstances, fails to comply with applicable certification requirements.

Information reporting and backup withholding generally will not apply to distributions taxable as dividends on our units to a Non-U.S. Holder if such dividend is paid and received outside the United States by a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations) or the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8EXP, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

Payment of proceeds to a Non-U.S. Holder from a sale, redemption or other taxable disposition of our units to or through the U.S. office of a broker, or through a broker that is considered a U.S. payor or U.S. middleman (within the meaning of U.S. Treasury Regulations), generally will be subject to information reporting and backup withholding, unless the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8EXP, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.
Backup withholding is not an additional tax. Rather, a Non-Corporate U.S. Holder or Non-U.S. Holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.
Non-United States Tax Considerations
Marshall Islands Tax Considerations
Because we and our subsidiaries do not, and do not expect that we or they will, conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to issuance of shares of our common stock was executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, holders of our common stock that are not citizens of and do not reside in, maintain offices in, or engage in business, operations, or transactions in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on dividends that we make to our shareholders. In addition, such shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common stock, and they will not be required by the Republic of the Marshall Islands to file a tax return relating to the common stock.

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
Documents on Display
Documents concerning us that are referred to herein may be accessed on our website under "Investors - Teekay Tankers Ltd. - Financials & Presentations" from the home page of our website at www.teekay.com or may be inspected at our principal executive offices at Suite 2000, 550 Burrard Street, Bentall 5, Vancouver, BC, V6C 2K2 Canada. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge.

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
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollars. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are Euro, Singaporean Dollar and British Pound. There is a risk that currency fluctuations will have a negative effect on the value of cash flows. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2019, 2018 or 2017.

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

The table below provides information about financial instruments as at December 31, 2019, that are sensitive to changes in interest rates, including our debt, obligations related to finance leases and interest rate swaps. For long-term debt and obligations related to finance leases, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For interest rate swaps, the table presents notional amounts and weighted-average interest rates by expected contractual maturity dates.

	2020	2021	2022	2023	2024	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)

Long-term debt:
Variable rate	(108.6)	(392.8)	(86.6)	—	—	—	(588.0)	(511.5)	4.5%
Fixed-rate	(10.0)	(37.3)	—	—	—	—	(47.3)	(47.5)	5.4%

Obligation related to finance leases	(25.4)	(27.3)	(29.5)	(31.9)	(34.6)	(266.1)	(414.8)	(442.6)	7.6%

Interest Rate Swaps:
U.S. Dollar-denominated interest rate swaps(2)	46.3	—	—	—	—	—	46.3	0.1	1.5%
U.S. Dollar-denominated interest rate swaps(2)	—	150.0	—	—	—	—	150.0	0.3	1.6%
U.S. Dollar-denominated interest rate swap(2)	—	50.0	—	—	—	—	50.0	0.3	1.2%

(1)
Rate refers to the weighted-average interest rate for our long-term debt as at December 31, 2019, including the margin we pay on our variable-rate and fixed-rate debt, and the average imputed interest rate we pay for our finance lease obligations.

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
In November 2019, our Board of Directors approved a one-for-eight reverse stock split of our Class A common shares, par value $0.01 per share, and Class B common shares, par value $0.01 per share, which was effective as of the opening of trading on November 25, 2019. The result of the reverse stock split was that every eight of our outstanding common shares were combined into one common share, without a change to the par value per share. This reduced the number of issued and outstanding Class A and Class B common shares as at December 31, 2019, from approximately 232.0 million and 37.0 million to approximately 29.0 million and 4.6 million, respectively.

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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2019.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management determined that internal control over financial reporting was effective as of December 31, 2019.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.

There were no changes in our internal controls that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting (as defined in Rule 13a – 15(f) under the Exchange Act) that occurred during the year ended December 31, 2019.

Item 16A.	Audit Committee Financial Expert
The Board of Directors has determined that Director and Chair of the Audit Committee, Sai W. Chu, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.

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
Our principal accountant for 2019 and 2018 was KPMG LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP.

Fees (in thousands of U.S. dollars)	2019	2018
Audit Fees (1)	588	517
Tax Fees (2)	11	9
	599	526

(1)
Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements, review of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.

(2)	For 2019 and 2018, tax fees principally included corporate tax compliance fees.

No other services were provided to us by the auditors during 2019 or 2018.

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2019 and 2018.

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

Item 19.	Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd., as amended
1.2	Amended and Restated Bylaws of Teekay Tankers Ltd.
2.1	Description of Securities Registered Under Section 12 of the Exchange Act.
4.1	Contribution, Conveyance and Assumption Agreement (1)
4.2	Management Agreement, as amended by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010 and Amendment No. 3 dated as of January 1, 2011 (2)
4.3	Addendum to Management Agreement dated March 23, 2016 (3)
4.4	Amendment No. 4 to Management Agreement dated as of March 31, 2019 (4)
4.5	Gross Revenue Sharing Pool Agreement (1)
4.6	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan (5)
4.7	Technical Services Agreement dated as of December 18, 2007, between Teekay Tankers Management Services Ltd. and Teekay Shipping Limited. (6)
4.8	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. (1)
4.9	Commercial Management Services Agreement dated as of February 29, 2008, between Teekay Tankers Management Services Ltd. and Teekay Chartering Limited. (6)
4.10	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investments Company and High-Q Investment Ltd. (7)
4.11	Master Ship Management Agreement dated August 31, 2012, between Teekay Shipping Limited and Teekay Marine Ltd.(6)
4.12
Secured Term Loan and Revolving Credit Facility Agreement dated January 8, 2016 between Teekay Tankers Ltd., Nordea Bank Finland PLC and various other banks, for a $894.4 million long-term debt facility. (8)

4.13	Secured Term Loan Facility Agreement dated August 28, 2015 between Teekay Tankers Ltd., ABN AMRO Capital USA LLC and various other banks for the principal amount of $397.2 million. (8)
4.14
Secured Term Loan Facility Agreement dated January 30, 2015 between Teekay Tankers Ltd., ABN AMRO Capital USA LLC, DNB Capital LLC and DNB Markets, Inc., for the principal amount of approximately $126.6 million. (8)

4.15	Registration Rights Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the persons set forth on Schedule I thereto. (9)
4.16	Common Stock Purchase Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the purchasers named therein. (10)
4.17	Share Subscription Agreement, dated January 13, 2017, between Teekay Tankers Ltd. and Teekay Holdings Limited.(6)
4.18	Agreement and Plan of Merger, dated as of May 31, 2017, by and among Teekay Tankers Ltd., Royal 2017 Ltd. and Tanker Investments Ltd. (11)
4.19	Voting and Support Agreement, dated as of May 31, 2017, between Teekay Corporation, Teekay Holdings Limited, Teekay Finance Limited, Tanker Investments Ltd. and Teekay Tankers Ltd. (11)
4.20	Purchase Agreement, dated as of May 31, 2017, between Teekay Tankers Ltd. and Teekay Holdings Limited (11)
4.21	Voting and Support Agreement, dated as of September 14, 2017, by and among Teekay Tankers Ltd., Huber Capital Management LLC and Joseph R. Huber (12)
4.22
Secured Revolving Credit Facility Agreement dated December 18, 2017 between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch and various other banks, for the principal amount of $270.0 million.(6)

4.23	Secured Revolving Credit Facility Agreement dated January 28, 2020 between Teekay Tankers Ltd., Nordea Bank AB and various other banks, for a $532.8 million long-term debt facility.
8.1	List of Subsidiaries of Teekay Tankers Ltd.
10.1	Equity Distribution Agreement, dated November 18, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. (13)
10.2	Equity Distribution Agreement, dated June 4, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. (14)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer.
13.1	Teekay Tankers Ltd. Certification of Kevin Mackay, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Tankers Ltd. Certification of Stewart Andrade, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

23.1	Consent of KPMG LLP, as independent registered public accounting firm.
101	The following materials for the Registrant’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019 formatted in XBRL:
101.INS XBRL Instance Document
101.SCH XBRL Taxonomy Extension Schema
101.CAL XBRL Taxonomy Extension Calculation Linkbase
101.DEF XBRL Taxonomy Extension Definition Linkbase
101.LAB XBRL Taxonomy Extension Label Linkbase
101.PRE XBRL Taxonomy Extension Presentation Linkbase
___________________________

(1)
Previously filed as Exhibits 10.1, 10.3 and 4.1 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.

(2)	Previously filed as Exhibit 4.2 to the Company’s Report on Form 20-F filed with the SEC on April 12, 2011 and hereby incorporated by reference to such Report.

(3)	Previously filed as Exhibit 10.4 to the Company’s Report on Form 20-F filed with the SEC on April 27, 2016 and hereby incorporated by reference to such Report.

(4)	Previously filed as Exhibit 4.4 to the Company's Report on Form 20-F filed with the SEC on April 10, 2019 and hereby incorporated by reference to such Report.

(5)	Previously filed as Exhibit 99.1 to the Company’s Registration Statement on Form, S-8 filed with the SEC on March 21, 2018 and hereby incorporated by reference to such Registration Statement.

(6)	Previously filed as Exhibits 4.5, 4.7, 4.19, 4.25 and 4.30 to the Company Report on Form 20-F filed with the SEC on April 24, 2018 and hereby incorporated by reference to such Report.

(7)	Previously filed as Exhibit 4.11 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.

(8)	Previously filed as Exhibit 4.19, 4.20 and 4.21 to the Company’s Report on Form 20-F filed with the SEC on April 27, 2016 and hereby incorporated by reference to such Report.

(9)	Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on November 18, 2015 and hereby incorporated by reference to such Report.

(10)	Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K furnished to the SEC on August 7, 2015 and hereby incorporated by reference to such Report.

(11)	Previously filed as Exhibits 1.1, 1.2, and 1.3 to the Company’s Report on Form 6-K filed with the SEC on June 1, 2017 and hereby incorporated by reference to such Report.

(12)	Previously filed as Appendix D to Exhibit 99.1 to the Company's Report on Form 6-K filed with the SEC on October 25, 2017 and hereby incorporated by reference to such Report.

(13)	Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on November 18, 2015 and hereby incorporated by reference to such Report.

(14)	Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on June 4, 2015 and hereby incorporated by reference to such Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TEEKAY TANKERS LTD.

Date: April 14, 2020	By:	/s/ Stewart Andrade
Stewart Andrade
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Teekay Tankers Ltd.:

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of income (loss), cash flows, and changes in equity for each of the years in the three‑year period ended December 31, 2019, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 14, 2020 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principles
As discussed in Note 2 to the consolidated financial statements, the Company has changed its accounting policies as of January 1, 2018 for revenue recognition due to the adoption of ASU 2014-09 Revenue from Contracts with Customers, and has changed its accounting policies as of January 1, 2019 for leases due to the adoption of ASU 2016-02 Leases.
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

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company's auditor since 2011.
Vancouver, Canada
April 14, 2020

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Teekay Tankers Ltd.:

Opinion on Internal Control Over Financial Reporting
We have audited Teekay Tankers Ltd. and subsidiaries (the Company) internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2019 and 2018, the related consolidated statements of income (loss), cash flows and changes in equity for each of the years in the three-year period ended December 31, 2019 and the related notes (collectively, the consolidated financial statements), and our report dated April 14, 2020 expressed an unqualified opinion on those consolidated financial statements.
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
Definition and Limitations of Internal Control Over Financial Reporting
An entity’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. An entity’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
April 14, 2020

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (notes 1, 2 and 4)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
REVENUES
Voyage charter revenues (note 3)	881,603	671,928	125,774
Time charter revenues (note 3)	17,495	59,976	112,100
Other revenues (notes 3 and 16e)	44,819	44,589	53,368
Net pool revenues (notes 3, 16e and 16h)	—	—	139,936
Total revenues	943,917	776,493	431,178

Voyage expenses	(402,294)	(381,306)	(77,368)
Vessel operating expenses (notes 16e and 16f)	(208,601)	(209,131)	(175,389)
Time-charter hire expense (note 12)	(43,189)	(19,538)	(30,661)
Depreciation and amortization	(124,002)	(118,514)	(100,481)
General and administrative expenses (note 16e)	(36,404)	(39,775)	(32,879)
(Loss) gain and write-down on sale of vessels (note 21)	(5,544)	170	(12,984)
Restructuring charges	—	(1,195)	—
Income from operations	123,883	7,204	1,416

Interest expense	(65,362)	(58,653)	(31,294)
Interest income	871	879	907
Realized and unrealized (loss) gain on derivative instruments (note 13)	(967)	3,032	1,319
Equity income (loss) (note 7)	2,345	1,220	(25,370)
Other income (note 17)	695	3,182	329
Net income (loss) before income taxes	61,465	(43,136)	(52,693)
Income tax expenses (note 22)	(20,103)	(9,412)	(5,330)
Net income (loss)	41,362	(52,548)	(58,023)

Per common share amounts (note 20)
• Basic earnings (loss) per share	$1.23	($1.57)	($2.48)
• Diluted earnings (loss) per share	$1.23	($1.57)	($2.48)
• Cash dividends declared	—	$0.24	$0.96

Weighted-average number of Class A and Class B common stock outstanding (note 20)
• Basic	33,617,635	33,561,615	23,404,422
• Diluted	33,731,171	33,561,615	23,404,422
Related party transactions (note 16)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. dollars)

	As at December 31, 2019 $	As at December 31, 2018 $
ASSETS
Current
Cash and cash equivalents	88,824	54,917
Restricted cash (note 18)	3,071	2,153
Pool receivables from affiliates, net (note 16h)	—	56,549
Accounts receivable, including affiliate balances of $nil (2018 - $2.1 million) (notes 1 and 2)	95,648	17,365
Assets held for sale (note 21)	65,458	—
Due from affiliates (note 16f)	697	39,663
Current portion of derivative assets (note 13)	577	2,905
Bunker and lube oil inventory (note 1)	49,790	23,179
Prepaid expenses	10,288	10,917
Accrued revenue (notes 2 and 3)	106,872	17,943
Total current assets	421,225	225,591
Restricted cash - long-term (note 18)	3,437	3,437
Vessels and equipment At cost, less accumulated depreciation of $537.1 million (2018 - $494.4 million) (notes 11 and 21)	1,223,085	1,401,551
Vessels related to finance leases At cost, less accumulated depreciation of $143.7 million (2018 - $111.3 million) (notes 12 and 21)	527,081	482,010
Operating lease right-of-use asset (notes 2 and 12)	19,560	—
Total vessels and equipment	1,769,726	1,883,561
Investment in and advances to equity-accounted for investment (note 7)	28,112	25,766
Derivative assets (note 13)	82	2,973
Other non-current assets	1,923	74
Intangible assets At cost, less accumulated depreciation of $13.1 million (2018 - $10.9 million) (note 8)	2,545	11,625
Goodwill (note 8)	2,426	8,059
Total assets	2,229,476	2,161,086
LIABILITIES AND EQUITY
Current
Accounts payable, including affiliate balances of $nil (2018 - $0.6 million)	70,978	11,146
Accrued liabilities (notes 9, 13 and 16f)	59,735	40,856
Short-term debt (note 10)	50,000	—
Current portion of long-term debt (note 11)	43,573	106,236
Current portion of derivative liabilities (note 13)	86	57
Current obligation related to finance leases (note 12)	25,357	20,896
Current obligation of operating lease liabilities (notes 2 and 12)	16,290	—
Due to affiliates (note 16f)	2,139	18,570
Liabilities associated with assets held for sale (note 21)	2,980	—
Other current liabilities	8,567	—
Total current liabilities	279,705	197,761
Long-term debt (note 11)	516,106	629,170
Long-term obligation related to finance leases (note 12)	389,431	354,393
Long-term operating lease liabilities (notes 2 and 12)	3,270	—
Other long-term liabilities (note 22)	51,044	32,829
Total liabilities	1,239,556	1,214,153
Commitments and contingencies (notes 7, 10, 11, 12 and 13)
Equity
Common stock and additional paid-in capital (585.0 million shares authorized, 29.0 million Class A and 4.6 million class B shares issued and outstanding as at December 31, 2019 and December 31, 2018) (notes 5 and 15)	1,297,555	1,295,929
Accumulated deficit	(307,635)	(348,996)
Total equity	989,920	946,933
Total liabilities and equity	2,229,476	2,161,086
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 4)
(in thousands of U.S. dollars)

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Cash, cash equivalents and restricted cash (used for) provided by
OPERATING ACTIVITIES
Net income (loss)	41,362	(52,548)	(58,023)
Non-cash items:
Depreciation and amortization	124,002	118,514	100,481
Loss (gain) and write-down on sale of vessels (note 21)	5,544	(170)	12,984
Unrealized gain (loss) on derivative instruments (note 13)	5,247	(579)	(937)
Equity (income) loss (note 7)	(2,345)	(1,220)	25,370
Income tax expense (note 22)	18,489	6,005	4,644
Other	4,044	5,659	3,449
Change in operating assets and liabilities (note 18)	(30,432)	(54,952)	6,590
Expenditures for dry docking	(48,250)	(27,972)	(14,069)
Net operating cash flow	117,661	(7,263)	80,489

FINANCING ACTIVITIES
Proceeds from short-term debt (note 10)	200,000	—	—
Proceeds from long-term debt, net of issuance costs	57,086	81,397	232,825
Repayments of long-term debt	(101,107)	(165,365)	(109,006)
Prepayment of long-term debt	(135,110)	(137,717)	(443,796)
Prepayment of short-term debt (note 10)	(150,000)	—	—
Proceeds from financing related to sales and leasebacks of vessels (note 12)	63,720	241,339	153,000
Scheduled repayments of obligations related to finance leases (note 12)	(24,221)	(14,958)	(4,090)
Cash dividends paid	—	(8,052)	(20,679)
Proceeds from equity offerings, net of offering costs (note 5)	—	—	8,521
Proceeds from issuance of common stock, net of share issuance costs (note 5)	—	—	5,000
Other	(126)	(92)	(241)
Net financing cash flow	(89,758)	(3,448)	(178,466)

INVESTING ACTIVITIES
Proceeds from the sales of vessels and equipment (note 21)	20,008	589	52,131
Expenditures for vessels and equipment	(11,628)	(5,827)	(4,732)
Loan repayments from equity-accounted for investment (note 7)	—	—	550
Return of capital from equity-accounted for investments	—	746	—
Cash acquired in TIL acquisition, net of transaction fees (note 24)	—	—	30,831
Net investing cash flow	8,380	(4,492)	78,780
Increase (decrease) in cash, cash equivalents and restricted cash	36,283	(15,203)	(19,197)
Cash, cash equivalents and restricted cash, beginning of the year	60,507	75,710	94,907
Cash, cash equivalents and restricted cash, end of the year (note 18d)	96,790	60,507	75,710
Supplemental cash flow information (note 18)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes 1 and 4)
(in thousands of U.S. dollars, except share amounts)

	EQUITY
	Equity of Entities under Common Control $	Common Stock and Paid-in Capital
		Thousands of Common Stock #	Class A $	Class B $	Accumulated Deficit $	Total $
Balance as at December 31, 2016	12,116	19,913	1,040,669	62,635	(182,680)	932,740
Net income (loss)	1,304	—	—	—	(59,327)	(58,023)
Proceeds from issuance of Class A common stock, net of offering costs (note 5)	—	744	13,521	—	—	13,521
Acquisition of the remaining 50% of TTOL (note 5)	(13,420)	1,722	—	25,897	(25,711)	(13,234)
Acquisition of TIL (note 5)	—	11,122	151,262	—	—	151,262
Dividends declared ($0.96 per share)	—	—	—	—	(20,679)	(20,679)
Equity-based compensation (note 15)	—	24	1,014	—	—	1,014
Balance as at December 31, 2017	—	33,525	1,206,466	88,532	(288,397)	1,006,601
Net loss	—	—	—	—	(52,548)	(52,548)
Dividends declared ($0.24 per share)	—	—	—	—	(8,052)	(8,052)
Equity-based compensation (note 15)	—	45	1,220	—	—	1,220
Other	—	—	(289)	—	1	(288)
Balance as at December 31, 2018	—	33,570	1,207,397	88,532	(348,996)	946,933
Net income	—	—	—	—	41,362	41,362
Equity-based compensation (note 15)	—	85	1,660	—	—	1,660
Other	—	—	(34)	—	(1)	(35)
Balance as at December 31, 2019	—	33,655	1,209,023	88,532	(307,635)	989,920
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
During 2017 and 2018, the Company completed sales-leaseback financing arrangements with 14 lessor entities established by financial institutions. The Company is considered to be the primary beneficiary of the lessor entities under the arrangements and has since consolidated these VIEs (note 12).
On November 27, 2017, the Company completed a merger with Tanker Investments Ltd. (TIL), as a result of which TIL became a wholly-owned subsidiary of the Company. Prior to the merger, the Company accounted for its 11.3% interest in TIL using the equity method (notes 7 and 24).
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
Revenues
The Company's time charters and voyage charters include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. The Company has elected to not separate the non-lease component from the lease component for all such charters, where the lease component is classified as an operating lease, and to account for the combined component as an operating lease.

Voyage charters

Revenues from voyage charters are recognized on a proportionate performance method. The Company uses a discharge-to-discharge basis in determining proportionate performance for all spot voyages that contain a lease and a load-to-discharge basis in determining proportionate performance for all spot voyages that do not contain a lease. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Revenues from the Company’s vessels performing voyage charters subject to revenue sharing agreements (or RSAs) follow the same revenue recognition policy as voyage charters not subject to RSAs. The difference between the net revenue earned by a vessel of the

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Company performing voyage charters subject to RSAs and its allocated share of the aggregate net contribution is reflected within voyage expenses. The consolidated balance sheets reflect in accrued revenue the accrued portion of revenues for those voyages that commence prior to the balance sheet date and complete after the balance sheet date.

Prior to the adoption of Accounting Standards Update ASU 2014-09, Revenue from Contracts with Customers (or ASU 2014-09) on January 1, 2018, the Company accounted for the net allocation from the RSAs as revenue and amounts due from the RSAs as pool receivables from affiliates, net (note 2).

Voyage expenses incurred that are recoverable from the Company’s customers in connection with its voyage charter contracts are reflected in voyage charter revenues and voyage expenses. The Company recast prior periods to reflect this presentation. This had the impact of increasing both voyage charter revenues and voyage expenses by $20.7 million for the year ended December 31, 2018.
Time charters

The Company recognizes revenues from time charters accounted for as operating leases on a straight-line basis over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is off hire. When the time charter contains a profit-sharing agreement or other variable consideration, the Company recognizes the profit-sharing or contingent revenues in the period in which the changes in facts and circumstances on which the variable charter hire payments are based occur. The consolidated balance sheets reflect in accrued receivables, any accrued revenue and in deferred revenue, the deferred portion of revenues which will be earned in subsequent periods.

If collectability of the time-charter hire receipts from time-charters accounted for as operating leases is not probable, revenue that would have otherwise been recognized is limited to the amount collected from the charterer.

Other revenues

Other revenues are earned from the offshore ship-to-ship transfer of commodities, primarily crude oil and refined oil products, but also liquid gases and various other products which are referred to as support operations. In addition, other revenues are also earned from other activities such as management of terminals and vessels, consultancy, procurement and equipment rental. Other revenues from short-term contracts are recognized as services are completed based on percentage of completion or in the case of long-term contracts, are recognized over the duration of the contract period.
Operating expenses
Voyage expenses are all expenses unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. In addition, the difference between the net revenue earned by a vessel of the Company performing voyage charters subject to an RSA and its allocated share of the aggregate net contribution is reflected within voyage expenses. The Company, as shipowner, pays voyage expenses under voyage charters. The Company’s customers pay voyage expenses under time charters, except when the vessel is off-hire during the term of a time charter, in which case the Company pays voyage expenses. Voyage expenses are recognized when incurred.

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The Company pays vessel operating expenses under both voyage and time charters. Vessel operating expenses are recognized when incurred.
Equity-based compensation
The Company grants stock options and restricted stock units as incentive-based compensation to certain employees of the Company and to certain employees of Teekay who support the operations of the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For equity-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it is a single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award. The Company also grants common stock and fully vested stock options as incentive-based compensation to non-management directors, which are expensed immediately (note 15).
Cash and cash equivalents
The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Restricted cash

The Company maintains restricted cash deposits relating to certain contracts of the ship-to-ship transfer business, LNG terminal management and for certain freight forward agreements (notes 13 and 18d). Attached to these contracts are certain performance guarantees required by the Company.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Restricted cash - long-term

The Company maintains restricted cash deposits for the purposes of the margin requirements of the Company's obligations related to certain finance leases (notes 12 and 18d).
Accounts receivable and allowance for doubtful accounts
Accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts is the Company’s best estimate of the amount of probable credit losses in existing accounts receivable. The Company determines the allowance based on historical write-off experience and customer economic data. The Company reviews the allowance for doubtful accounts regularly and past due balances are reviewed for collectability. Account balances are written off against the allowance when the Company believes that the receivable will not be recovered. There are no significant amounts recorded as an allowance for doubtful accounts as at December 31, 2019 and 2018. The consolidated balance sheets reflect, in accounts receivable, any amounts where the right to consideration is conditioned upon the passage of time, and in other current assets, any accrued revenue where the right to consideration is conditioned upon something other than the passage of time. Accounts receivable increased significantly as of the first quarter of 2019, as a result of changes to the RSAs whereby the Company now has legal title to the accounts receivable for all vessels subject to the RSAs.

Other loan receivables

The Company’s advances to equity-accounted for investments are recorded at cost. The Company analyzes its loans for collectability during each reporting period. A loan loss provision is recognized, based on current information and events, if it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considers in determining that a loan loss provision is required include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available), any information provided by the debtor regarding their ability to repay the loan, and the fair value of the underlying collateral. When a loan loss provision is recognized, the Company measures the amount of the loss provision based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting loss in the consolidated statements of income (loss). The carrying value of the loans is adjusted each subsequent period to reflect any changes in the present value of the expected future cash flows, which may result in increases or decreases to the loan loss provision.

The following table reflects the carrying value of the Company’s financing receivables by type of borrower, the method by which the Company monitors the credit quality of its financing receivables on a quarterly basis and the grade as of December 31, 2019.

Class of Financing Receivable	Credit Quality Indicator	Grade	December 31, 2019 $	December 31, 2018 $
Advances to equity-accounted for investments	Other internal metrics	Performing	9,930	9,930
			9,930	9,930

Bunker and lube oil inventory

The Company separately presents bunker and lube oil inventory on the Company’s consolidated balance sheet. Bunker and lube oil inventory increased significantly as of the first quarter of 2019, as a result of changes to the RSAs whereby the Company now directly procures and has legal title to the bunker fuel for all the vessels subject to the RSAs. Bunker and lube oil inventory is stated at cost, which is determined on a first-in, first-out basis. Comparative figures have been reclassified to conform to the presentation adopted in the current period.
Equity-accounted for investments
The Company’s investments in joint ventures, in which the Company does not control but has the ability to exercise significant influence over the operating and financial policies of the entity, are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity-accounted for investments for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If an equity-accounted for investment is impaired and if its estimated fair value is less than its carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of income (loss). The Company’s maximum exposure to loss is the amount it has invested in its equity-accounted for investments and its proportionate share of guaranteed debt of the joint venture.
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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation for vessels is calculated using an estimated useful life of 25 years from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (including depreciation attributable to the Entities under Common Control and excluding amortization of dry-docking costs and intangible assets) for the years ended December 31, 2019, 2018 and 2017 totaled $95.1 million, $95.2 million, and $80.1 million, respectively.

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

The following table summarizes the change in the Company’s capitalized dry-docking costs, from January 1, 2017 to December 31, 2019:

	Year Ended December 31,
	2019 $	2018 $	2017 $
Balance at the beginning of the year	56,019	48,460	49,298
Cost incurred for dry docking	45,371	27,896	16,239
Dry-dock amortization	(26,682)	(20,326)	(17,077)
Write-down / sale of vessels	(2,901)	(11)	—
Balance at the end of the year	71,807	56,019	48,460

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

Vessels and equipment that are "held for sale" are measured at the lower of their carrying amount or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses and related liabilities attributable to vessels and equipment classified as held for sale continue to be recognized as incurred.

Lease obligations and right-of-use assets

For its vessels and office leases as of the lease commencement date, the Company recognizes a liability for its lease obligation, initially measured at the present value of lease payments not yet paid, and an asset for its right to use the underlying asset, initially measured equal to the lease liability and adjusted for lease payments made at or before lease commencement, lease incentives, and any initial direct costs. The discount rate used to determine the present value of the lease payments is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment. The initial recognition of the lease obligation and right-of-use asset excludes short-term leases for the Company's chartered-in vessels and office leases. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. The initial recognition of this lease obligation and right-of-use asset excludes variable lease payments that are based on the usage or performance of the underlying asset and the portion of payments related to non-lease elements of vessel charters.

The Company uses the effective interest rate method to subsequently account for the lease liability, whereby interest is recognized in interest expense in the Company’s consolidated statements of income. For those leases classified as operating leases, lease interest and right-of-use asset amortization in aggregate result in a straight-line expense profile that is presented in time-charter hire expense for vessels and general and administrative expense for office leases, unless the right-of-use asset becomes impaired. For those leases classified as finance leases, the right-of-use asset is amortized on a straight-line basis over the remaining life of the vessel, with such amortization included in depreciation and amortization in the Company’s consolidated statements of income. Variable lease payments that are based on the usage or performance of the underlying asset are recognized as an expense when incurred, unless achievement of a specified target triggers the lease payment, in which case an expense is recognized in the period achievement of the target is considered probable.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company recognizes the expense from short-term leases and any non-lease components of vessels time-chartered from other owners, on a straight-line basis over the firm period of the charters. The expense is included in time-charter hire expense for vessel charters and general and administrative expenses for office leases.

The Company has determined that its time charter-in contracts contain both a lease component (lease of the vessel) and a non-lease component (technical operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to technically operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on a market time-charter rate information from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component.
The right-of-use asset is assessed for impairment when events or circumstances indicate the carrying amount of the asset may not be recoverable. If the right-of-use asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying amount of the right-of-use asset is reduced to its estimated fair value. The estimated fair value for the Company's impaired right-of-use assets from in-chartered vessels is determined using a discounted cash flow approach to estimate the fair value. Subsequent to an impairment, a right-of-use asset related to an operating lease is amortized on a straight-line basis over its remaining life.

Vessels sold and leased back by the Company, where the Company has a fixed price repurchase obligation or other situations where the leaseback would be classified as a finance lease are accounted for as a failed sale of the vessel. The Company does not derecognize the vessel sold and continues to depreciate the vessel as if it was the legal owner. Proceeds received from the sale of the vessel are recognized as an obligation related to finance lease and bareboat charter hire payments made by the Company to the lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.

In periods prior to the adoption of ASU 2016-02 (see note 2), the Company's accounting policy was to recognize the expense from vessels time-chartered from other owners, which was included in time-charter hire expense, on a straight-line basis over the firm period of the charters.
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
Debt issuance costs
Debt issuance costs related to recognized debt liabilities, including fees, commissions and legal expenses, are deferred and presented as a direct deduction from the carrying amount of the debt liability. Debt issuance costs which are not attributable to a specific debt liability or where the debt issuance costs exceed the carrying value of the related debt liability (primarily undrawn revolving credit facilities) are deferred and presented as other non-current assets in the Company's consolidated balance sheets. Debt issuance costs are amortized using the effective interest rate method over the term of the relevant loan. Amortization of debt issuance costs is included in interest expense in the Company’s consolidated statements of income (loss).

Fees paid to substantially amend a non-revolving credit facility are associated with the extinguishment of the old debt instrument, if applicable, and included in determining the debt extinguishment gain or loss to be recognized. Other related costs incurred with third parties directly related to the extinguishment are deferred and presented as a direct reduction to the carrying amount of the replacement debt instrument and amortized using the effective interest rate method. In addition, any unamortized debt issuance costs are written off. If the amendment is considered not to be a substantial amendment, then the fees would be associated with the replacement or modified debt instrument and, along with any existing unamortized premium, discount and unamortized debt issuance costs, would be amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the effective interest method. Other costs incurred with third parties directly related to the modification, other than the loan amendment fee, are expensed as incurred.

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
Income taxes
The Company accounts for income taxes using the liability method. Under the liability method, deferred tax assets and liabilities are recognized for the anticipated future tax effects of temporary differences between the consolidated financial statement basis and the tax basis of the Company's assets and liabilities using the applicable jurisdictional tax rates. A valuation allowance for deferred tax assets is recorded when it is determined that it is more likely than not that some or all of the benefit from the deferred tax asset will not be realized.
The Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position taken or expected to be taken in a tax return will be sustained on examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Company's consolidated statements of income (loss).

The Company believes that it and its subsidiaries are not subject to income taxation under the laws of the Republic of The Marshall Islands or that distributions by its subsidiaries to the Company will not be subject to any income taxes under the laws of such countries, and that it qualifies for the Section 883 exemption under U.S. federal income tax purposes.
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

When a derivative is designated as a cash flow hedge, the Company formally documents the relationship between the derivative and the hedged item. This documentation includes the strategy and risk management objective for undertaking the hedge and the method that will be used to assess the effectiveness of the hedge. Any gains and losses on the derivative that are excluded from the assessment of hedge effectiveness are recognized immediately in earnings. The Company does not apply hedge accounting if it is determined that the hedge was not effective or will no longer be effective, the derivative was sold or exercised, or the hedged item was sold, repaid or no longer probable of occurring.

For derivative financial instruments designated and qualifying as cash flow hedges, changes in the fair value of the derivative financial instruments are initially recorded as a component of accumulated other comprehensive income in total equity. In the periods when the hedged items affect earnings, the associated fair value changes on the hedging derivatives are transferred from total equity to the corresponding earnings line item in the Company's consolidated statements of income (loss). If a cash flow hedge is terminated and the originally hedged item is still considered probable of occurring, the gains and losses initially recognized in total equity remain there until the hedged item impacts earnings, at which point they are transferred to the corresponding earnings line item in the Company's consolidated statements of income (loss). If the hedged items are no longer probable of occurring, amounts recognized in total equity are immediately transferred to the earnings item in the Company's consolidated statements of income (loss).

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) ASC 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated derivatives are recorded in realized and unrealized gain (loss) on derivative instruments in the Company’s consolidated statements of income (loss).
Earnings (loss) per share
Earnings (loss) per share is determined by dividing (a) net income (loss) of the Company after deducting the amount of net income (loss) attributable to the Entities under Common Control which were purchased solely with cash by (b) the weighted-average number of shares outstanding during the applicable period and the equivalent shares outstanding that are attributable to the Entities under Common Control. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises. The weighted-average number of shares is retroactively adjusted for stock splits and reverse stock splits.

Capital stock

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The number of shares and per share amounts in these consolidated financial statements, including comparative figures, have been adjusted to reflect the changes resulting from a 1 for 8 reverse stock split which took effect on November 25, 2019. This reduced the number of issued and outstanding Class A and B common shares as at December 31, 2019, from approximately 232.0 million and 37.0 million to approximately 29.0 million and 4.6 million, respectively.

2.	Recent Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board (or FASB) issued ASU 2014-09 which requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. This update creates a five-step model that requires entities to exercise judgment when considering the terms of the contract(s) which include (i) identifying the contract(s) with the customer, (ii) identifying the separate performance obligations in the contract, (iii) determining the transaction price, (iv) allocating the transaction price to the separate performance obligations, and (v) recognizing revenue as each performance obligation is satisfied. ASU 2014-09 became effective for the Company as of January 1, 2018 and may be applied, at the Company’s option, retrospectively to each period presented or as a cumulative-effect adjustment as of such date. The Company has elected to apply ASU 2014-09 only to those contracts that were not completed as of January 1, 2018. The Company has adopted ASU 2014-09 as a cumulative-effect adjustment as of the date of adoption. The Company has identified the following differences on adoption of ASU 2014-09:

•
Prior to January 1, 2018, the Company previously presented the net allocation for its vessels participating in RSAs in existence at that time as net pool revenues. Effective January 1, 2018, the Company has determined, for accounting purpose, that it is the principal in voyages its vessels perform that are subject to the RSAs. As such, the revenue from those voyages is presented in voyage charter revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. This had the effect of increasing voyage charter revenues and voyage expenses for the year ended December 31, 2018 by $292.6 million. There was no cumulative impact to opening equity as at January 1, 2018.

•
The Company previously presented all accrued revenue as a component of accounts receivable. The Company has determined that if the right to such consideration is conditioned upon something other than the passage of time, such accrued revenue should be presented apart from accounts receivable. This had the effect of increasing accrued revenue and decreasing accounts receivable by $17.9 million at December 31, 2018.

In February 2016, FASB issued Accounting Standards Update 2016-02, Leases (or ASU 2016-02). ASU 2016-02 establishes a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. The Company adopted ASU 2016-02 on January 1, 2019. FASB issued an additional accounting standards update in July 2018 that made further amendments to accounting for leases, including allowing the use of a transition approach whereby a cumulative effect adjustment is made as of the effective date, with no retrospective effect and providing an optional practical expedient to lessors to not separate lease and non-lease components of a contract if certain criteria are met. The Company has elected to use this new optional transition approach and the optional practical expedient. To determine the cumulative effect adjustment, the Company did not reassess lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The Company identified the following differences:
•The adoption of ASU 2016-02 resulted in a change in the accounting method for the lease portion of the daily charter hire for the chartered in vessels by the Company accounted for as operating leases with firm periods of greater than one year. Under ASU 2016-02, the Company recognized an operating lease right-of-use asset and an operating lease liability. This resulted in an increase of the Company's assets and liabilities. The right-of-use asset and lease liability recognized at December 31, 2019 was $19.6 million (January 1, 2019 - $11.0 million). The pattern of expense recognition of chartered-in vessels in 2019 remained substantially unchanged.
•The adoption of ASU 2016-02 resulted in sale and leaseback transactions where the seller lessee has a fixed price repurchase option, or other situations where the leaseback would be classified as a finance lease, being accounted for as a failed sale of the vessel and a failed purchase of the vessel by the buyer lessor. Prior to the adoption of ASU 2016-02, such transactions were accounted for as a completed sale and a completed purchase. Consequently, for such transactions, the Company does not derecognize the vessel sold and continues to depreciate the vessel as if it was the legal owner. Proceeds received from the sale of the vessel are recognized as an obligation related to finance lease, and bareboat charter hire payments made by the Company to the lessor are allocated between interest expense and principal repayments on the obligation related to finance lease. The adoption of ASU 2016-02 has resulted in the sale and leaseback of the Aspen Spirit and Cascade Spirit during the second quarter of 2019 being accounted for as a failed sale and unlike the 14 sale-leaseback transactions entered into in prior years, the Company is not considered as holding a variable interest in the buyer lessor entity and, thus, does not consolidate the buyer lessor entities (see note 12).
In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. This update replaces the incurred loss impairment methodology with a methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This update is effective for the Company as of January 1, 2020, with a modified-retrospective approach. The Company is currently evaluating the effect of adopting this new guidance. Based on the Company's preliminary assessment, adoption of ASU 2016-13 is not expected to have a material impact on the Company's consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In December 2019, the FASB issued ASU 2019-12 - Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes, as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after December 15, 2020 and interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the effect of adopting this new guidance.

3.	Revenue
The Company’s primary source of revenue is from chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters, including voyages and lightering voyages, are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship support services, which includes managing the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway, as well as commercial management services to third-party owners of vessels. Finally, the Company has managed liquefied natural gas (or LNG) terminals and procured LNG-related goods for terminal owners and other customers.

Voyage Charters

Voyage charters are charters for a specific voyage that are usually priced on a current or "spot" market rate. Voyage charters for full service lightering voyages may also be priced based on pre-agreed terms. The performance obligations within a voyage charter contract, which will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. The Company’s voyage charters will normally contain a lease; however, judgment is necessary to determine whether this is the case based upon the decision-making rights the charterer has under the contract. Consideration for such contracts are considered either fixed or variable, depending on certain conditions. Delays caused by the charterer result in additional consideration. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than three months. As such, accrued revenue at the end of a period will be invoiced and paid in the subsequent period. The amount of accrued revenue at any point in time will depend on the percent completed of each voyage in progress as well as the freight rate agreed for those specific voyages. The amount of accrued revenue increased significantly in 2019 as a result of changes to the RSAs in 2019 whereby the Company is now a counterparty to the voyage charters for all the vessels subject to an RSA. The Company does not engage in any specific tactics to minimize vessel residual value risk due to the short-term nature of the contracts.

Time Charters

Pursuant to a time charter, the Company charters a vessel to a customer for a fixed period of time, generally one year or more. The performance obligations within a time-charter contract, which will include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is typically invoiced monthly in advance for time-charter contracts, based on a fixed daily hire amount. However, certain sources of variability exist, including off-hire and sometimes profit share revenue. If the vessel is off-hire due to mechanical breakdown or for any other reason, the charterer does not pay charter hire for this time. For contracts including a profit share component, the profit share consideration occurs when actual spot tanker rates earned by the vessel exceed certain thresholds for a period of time. Variable consideration of the Company’s contracts is typically recognized as incurred. The Company does not engage in any specific tactics to minimize vessel residual value risk.

As at December 31, 2019, five of the Company’s vessels operated under time-charter contracts with the Company’s customers, all of which are scheduled to expire in 2020. As at December 31, 2019, the future hire payments expected to be received by the Company under time charters then in place were approximately $40.0 million. The hire payments should not be construed to reflect a forecast of total charter hire revenues for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after December 31, 2019, from unexercised option periods of contracts that existed on December 31, 2019 or from variable consideration, if any. In addition, future hire payments presented above have been reduced by estimated off-hire time for required period maintenance. Actual amounts may vary given future events such as unplanned vessel maintenance.

The carrying amount of the Company's owned and leased vessels employed on time charters as at December 31, 2019, was $173.8 million (2018 - $58.3 million). The cost and accumulated depreciation of the vessels employed on these time charters as at December 31, 2019 were $213.8 million (2018 - $88.2 million) and $40.0 million (2018 - $29.9 million), respectively. As at December 31, 2019, the Company had $7.5 million (2018 - nil) advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues in the following periods which are included in other current liabilities on the Company's consolidated balance sheets.

Other Revenues

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Ship-to-ship support services include managing the process of transferring cargo between seagoing ships positioned alongside each other. Each operation is typically completed in less than 48 hours. The performance obligations within LNG terminal and vessel management contracts are satisfied as services are rendered over the duration of such contracts. The management fee, consisting of a fixed component based on the period of management and in certain cases a variable component based on the asset earnings, is invoiced monthly in arrears. Substantially all of the Company’s performance obligations are satisfied over the duration of the associated contract, and the Company uses the proportion of elapsed time as its method to recognize revenue over the contract duration. The variable consideration of the Company’s contracts is typically recognized as incurred as such consideration is allocated to distinct periods within a contract.

Revenue Table

The following table contains a breakdown of the Company's revenue by contract type for the years ended December 31, 2019, 2018 and 2017. All revenue is part of the Company's tanker segment, except for revenue for ship-to-ship support services and LNG terminal management, consultancy, procurement and other related services, which are part of the Company's ship-to-ship transfer segment.

	Year Ended December 31,
	2019 $	2018 $	2017 $
Voyage charters (1)
Suezmax	424,578	371,463	6,696
Aframax	255,702	125,390	26,250
LR2	119,486	67,345	—
Full service lightering	81,837	107,730	92,828
Total	881,603	671,928	125,774

Time-charters
Suezmax	15,658	17,088	45,745
Aframax	1,837	35,531	50,964
LR2	—	7,357	15,391
Total	17,495	59,976	112,100

Other revenue
Ship-to-ship support services	24,015	28,629	33,436
Vessel management	8,461	8,829	12,946
LNG terminal management, consultancy, procurement and other	12,343	7,131	6,986
Total	44,819	44,589	53,368

Net pool revenues (1)
Suezmax	—	—	91,854
Aframax	—	—	22,718
LR2	—	—	25,353
MR	—	—	11
Total	—	—	139,936
Total revenues	943,917	776,493	431,178

(1)
Prior to the January 1, 2018 adoption of ASU 2014-09, Revenue from Contracts with Customers, (or ASU 2014-09), the Company presented the net allocation for its vessels subject to RSAs as net pool revenues. Effective January 1, 2018, the Company has determined, for accounting purposes, that it is the principal in voyages performed by its vessels subject to the RSAs. As such, the revenue from those voyages is presented in voyage charter revenues and the difference between this amount and the Company's net allocation from the RSA is presented as voyage expenses. The adoption of ASU 2014-09 had the impact of increasing voyage charter revenues and voyage expenses for the year ended December 31, 2019 by $321.2 million (2018 - $292.6 million). The comparative periods do not include the impact of the January 1, 2018 adoption of ASU 2014-09.

4.	Acquisition of Entities under Common Control
From time to time, the Company has acquired vessels or interests in businesses from Teekay or other entities controlled by Teekay. These acquisitions (including, among others, the remaining 50% interest in TTOL in May 2017) were deemed to be vessel or business acquisitions between entities under common control. Accordingly, for transactions prior to the Company's adoption of ASU 2017-01 on October 1, 2017, the Company accounted for these transactions in a manner similar to the pooling of interests method. Under this method of accounting, the Company’s consolidated financial statements, for periods prior to the respective dates the interests in the vessels or applicable businesses

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

were actually acquired by the Company, were retroactively adjusted to include the results of the acquired vessels and businesses. The periods retroactively adjusted include all periods that the Company and the acquired vessels or businesses were both under common control of Teekay and had begun operations. All financial or operational information contained in these consolidated financial statements for the periods prior to the respective dates the interests in the vessels and businesses were actually acquired by the Company, and during which the Company and the applicable vessels or businesses were under common control of Teekay, were retroactively adjusted to include the results of these acquired vessels and businesses and are collectively referred to as the “Entities under Common Control”.

TTOL Transactions

On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% interest in TTOL for $39.0 million, which included $13.1 million for working capital. TTOL owns tanker commercial management and technical management operations. The Company issued approximately 1.7 million shares of the Company's Class B common stock to Teekay as consideration in addition to the working capital consideration of $13.1 million. In August 2014, the Company purchased from Teekay its initial 50% interest in TTOL for an aggregate price of approximately $23.7 million, including net working capital. As consideration for the 2014 acquisition, the Company issued to Teekay 0.5 million Class B common shares. The 0.5 million Class B common shares had an approximate value of $15.6 million, or $29.60 per share, when the purchase price was agreed to between the parties and a value of $17.0 million, or $32.24 per share, on the acquisition closing date. The purchase price, for accounting purposes, was based upon the value of the Class B common shares on the acquisition closing date. In addition, the Company reimbursed Teekay for $6.7 million of working capital it assumed from Teekay in connection with the 2014 purchase.
As a result of the Company's acquisition of a controlling interest in TTOL in May 2017, the Company's consolidated financial statements prior to the date the Company acquired the controlling interest have been retroactively adjusted to eliminate the equity method of accounting previously used for the original 50% interest owned and to include 100% of the assets and liabilities and results of TTOL on a consolidated basis during the periods TTOL and the Company were under common control of Teekay and had begun operations. The effect of adjusting such information in periods prior to the Company's acquisition of the remaining 50% thereof is included in the Entities under Common Control. All intercorporate transactions between the Company and TTOL that occurred prior to the acquisition by the Company have been eliminated upon consolidation.
Assets and liabilities of TTOL are reflected on the Company’s consolidated balance sheets at TTOL’s historical carrying values. The amount of the net consideration of $39.0 million that was in excess of TTOL’s historical carrying value of the net assets acquired of $13.3 million has been accounted for as a $25.7 million return of capital to Teekay.
The effect of adjusting the Company’s consolidated financial statements to account for the TTOL common control transaction decreased the Company’s net loss for the year ended December 31, 2017 by $1.3 million. The adjustments for the Entities under Common Control related to the TTOL transaction increased the Company’s revenue for the year ended December 31, 2017 by $8.6 million.

5.	Public Offerings and Private Placements
The following table summarizes the issuances of common shares over the three years ended December 31, 2019:

Date	Number of Common Stock Issued (1)		Offering Price (Per Share) (1)	Gross Proceeds	Net Proceeds	Teekay's Ownership After the Offering	Use of Proceeds
January 2017	269,397	(2)	$18.56	5,000	5,000	25.7%	General corporate purposes
May 2017	1,721,903	(3)	$15.04	25,897	25,897	31.4%	Acquisition of controlling interest in TTOL
November 2017	11,122,193	(4)	$13.60	151,262	151,262	24.1%	TIL Merger
Continuous offering program during 2017	475,000	(5)	$18.08 - $19.28	8,826	8,521	(5)	General corporate purposes

(1)	Refer to note 1 for information regarding the Company's 2019 reverse stock split.

(2)
Represents Class A common shares issued in a private placement to Teekay. The gross proceeds were used for general corporate purposes, including to strengthen the Company's liquidity position and to delever its balance sheet.

(3)
Represents Class B common shares issued to Teekay as consideration for the Company's acquisition of the remaining 50% interest in TTOL, which shares had an approximate value of $25.9 million, or $15.04 per share, on the closing date of the transaction (note 4).

(4)
Represents Class A common shares issued to the shareholders of TIL as consideration for the Company's acquisition of the remaining 88.7% interest in TIL. The shares had an approximate value of $151.3 million, or $13.60 per share, on the closing date of the transaction (notes 7 and 24).

(5)
In January 2017, the Company re-opened its $80.0 million Continuous Offering Program. The portion of the Company's voting power and ownership held by Teekay at December 31, 2017 was 54.1% and 28.8% respectively.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

6.	Segment Reporting
The Company has two reportable segments, its tanker segment and its ship-to-ship transfer segment. The Company’s tanker segment consists of the operation of all of its tankers, including the operations from TTOL and TIL, which were acquired in 2017 (notes 7 and 24) and those tankers employed on full service lightering contracts. The Company’s ship-to-ship transfer segment consists of the Company’s lightering support services, including those provided to the Company’s tanker segment as part of full service lightering operations and LNG terminal management, consultancy, procurement and other related services. Segment results are evaluated based on income (loss) from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

The following tables include results for the Company’s revenue and income (loss) from operations by segment for the years ended December 31, 2019, 2018 and 2017:

Year Ended December 31, 2019	Tanker Segment $	Ship-to-Ship Transfer Segment $	Inter-segment Adjustment (1) $	Total $
Revenues (2)	908,778	46,641	(11,502)	943,917
Voyage expenses	(413,796)	—	11,502	(402,294)
Vessel operating expenses	(174,779)	(33,822)	—	(208,601)
Time-charter hire expense	(37,225)	(5,964)	—	(43,189)
Depreciation and amortization	(120,468)	(3,534)	—	(124,002)
General and administrative expenses (4)	(32,938)	(3,466)	—	(36,404)
Loss and write-down on sale of vessels	(5,534)	(10)	—	(5,544)
Income (loss) from operations	124,038	(155)	—	123,883
Equity income	2,345	—	—	2,345

Year Ended December 31, 2018	Tanker Segment $	Ship-to-Ship Transfer Segment $	Inter-segment Adjustment (1) $	Total $
Revenues (2)	740,806	48,175	(12,488)	776,493
Voyage expenses	(393,794)	—	12,488	(381,306)
Vessel operating expenses	(174,278)	(34,853)	—	(209,131)
Time-charter hire expense	(13,537)	(6,001)	—	(19,538)
Depreciation and amortization	(114,062)	(4,452)	—	(118,514)
General and administrative expenses (4)	(36,481)	(3,294)	—	(39,775)
Gain on sale of vessel	—	170	—	170
Restructuring charges	(152)	(1,043)	—	(1,195)
Income (loss) from operations	8,502	(1,298)	—	7,204
Equity income	1,220	—	—	1,220

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Year Ended December 31, 2017	Tanker Segment $	Ship-to-Ship Transfer Segment $	Inter-segment Adjustment (1) $	Total $
Revenues (2)(3)	391,267	50,422	(10,511)	431,178
Voyage expenses (3)	(87,879)	—	10,511	(77,368)
Vessel operating expenses	(135,740)	(39,649)	—	(175,389)
Time-charter hire expense	(25,666)	(4,995)	—	(30,661)
Depreciation and amortization	(95,433)	(5,048)	—	(100,481)
General and administrative expenses (4)	(29,539)	(3,340)	—	(32,879)
(Loss) gain and write-down on sale of vessel	(13,034)	50	—	(12,984)
Income (loss) from operations	3,976	(2,560)	—	1,416
Equity loss	(25,370)	—	—	(25,370)

(1)
The ship-to-ship transfer segment provides lightering support services to the tanker segment for full service lightering operations and the pricing for such services is based on actual costs incurred during 2019, 2018 and 2017.

(2)	Revenues, net of the inter-segment adjustment, earned from the ship-to-ship transfer segment are reflected in other revenues in the Company's consolidated statements of income (loss).

(3)	The year ended December 31, 2017 does not include the impact of the January 1, 2018 adoption of ASU 2014-09.

(4)	Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources) (note 16e).

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheets is as follows:

	As at December 31, 2019 $	As at December 31, 2018 $
Tanker	2,106,943	2,069,854
Ship-to-Ship Transfer	33,709	36,315
Cash and cash equivalents	88,824	54,917
Total assets (notes 21 and 25)	2,229,476	2,161,086

7.	Investment in and advances to Equity-Accounted for Investment

	Year Ended December 31,
	2019 $	2018 $
High-Q Joint Venture	28,112	25,766
Total	28,112	25,766

a.
The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one 2013-built VLCC, which traded on a fixed time charter-out contract that expired in May 2018. Under the fixed contract, the vessel earned a daily rate and an additional amount if the daily rate of sub-charter earnings exceeded a certain threshold. The VLCC completed its dry dock in July 2018 and subsequently began trading on spot voyage charters in a pool managed by a third party.

As at December 31, 2019, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $31.9 million (December 31, 2018 - $37.5 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by the Company.

b.
On May 31, 2017, the Company entered into a Merger Agreement to acquire the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 0.4 shares of Class A common stock of the Company for each of TIL common stock not owned by the Company. Prior to the completion of the merger, the Company accounted for its 11.3% investment in TIL using the equity method. On November 27, 2017, the Company completed the merger with TIL, and the Company remeasured its equity investment in TIL to fair value based on the relative share exchange value at the date of the acquisition, which resulted in the recognition of a net write-down of $26.7 million presented in equity income (loss) on the consolidated statements of income (loss) (note 24).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

c.
On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% interest in TTOL for $39.0 million, which included $13.1 million for assumed working capital (note 4). The Company issued approximately 1.7 million shares of the Company's Class B common stock to Teekay as consideration in addition to the working capital consideration of $13.1 million. As a result, the Company now consolidates TTOL and thus, all comparative periods have been retroactively adjusted to include TTOL on a consolidated basis (note 4) and TTOL's results are not included in the summary of equity-accounted for investment results below. Prior to the May 31, 2017 purchase, the Company equity-accounted for its initial 50% interest in TTOL.

A condensed summary of the Company’s financial information for equity-accounted for investments (11.3% to 50.0% owned) shown on a 100% basis are as follows:

	As at December 31,
	2019 $	2018 $
Cash, cash equivalents and restricted cash	3,285	1,697
Other current assets	2,026	2,488
Vessels and equipment	77,984	81,789

Current portion of long-term debt	6,091	5,378
Other current liabilities	500	452
Long-term debt	25,651	31,742
Other non-current liabilities	18,398	20,436

	Year Ended December 31,
	2019 $	2018 $	2017 $
Revenues	12,282	9,601	107,691
Income from operations	6,329	4,159	11,640
Realized and unrealized (loss) gain on derivative instruments	—	(104)	26
Net income (loss)	4,689	2,441	(8,967)

For the year ended December 31, 2019, the Company recorded equity income (loss) of $2.3 million (2018 - $1.2 million and 2017 – $(25.4) million). Equity income for the years ended December 31, 2019 and December 31, 2018 is comprised of the Company's share of net income from the High-Q joint venture. Equity income for the year ended December 31, 2017 is comprised of the Company’s share of net income from the High-Q joint venture, Gemini Tankers L.L.C. and from TIL for the period from January 1, 2017 until November 27, 2017, which includes an other than temporary impairment write-down of the investment in TIL (note 24).

8.	Goodwill and Intangible Assets
Goodwill

The carrying amount of goodwill for the tanker segment was $1.9 million as at December 31, 2019 and 2018. In 2019, 2018 and 2017, the Company conducted its annual goodwill impairment review of its tanker segment and concluded that no impairment had occurred.

The carrying amount of goodwill for the ship-to-ship transfer segment was $0.5 million and $6.2 million as at December 31, 2019 and December 31, 2018, respectively. In 2019, 2018 and 2017, the Company conducted its annual goodwill impairment review of its ship-to-ship transfer segment and concluded that no impairment had occurred.

Intangible Assets

The carrying amounts of intangible assets are as follows:

	As at
	December 31, 2019	December 31, 2018
	$	$
Customer relationships At cost, less accumulated amortization of $0.7 million (2018 - $8.2 million) (1)	2,545	9,724
Customer contracts At cost, less accumulated amortization of $nil (2018 - $2.7 million) (1)	—	1,901
	2,545	11,625

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(1)
The customer relationships and customer contracts are being amortized over weighted average amortization periods of 10 years and 7.6 years, respectively. Amortization of intangible assets for the year ended December 31, 2019 was $2.2 million (2018 - $2.9 million, 2017 - $3.3 million). Amortization of intangible assets for the five years subsequent to 2019 is expected to be, $0.6 million (2020), $0.5 million (2021), $0.4 million (2022), $0.4 million (2023), $0.3 million (2024) and $0.3 million (thereafter).

In 2015, the Company acquired a ship-to-ship transfer business (previously referred to as SPT and now known as Teekay Marine Solutions or TMS) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE and recognized goodwill and intangible assets relating to customer relationships at the time of acquisition.

In January 2020, the Company reached an agreement to sell the non-US portion of its ship-to-ship support services business and its LNG terminal management business for $26 million, subject to adjustment for the final amounts of cash and other working capital present on the closing date. The sale is expected to close in the second quarter of 2020. The proportionate share of goodwill of $5.6 million and intangible assets of $6.9 million attributable to the business to be sold has been reclassified to assets held for sale as at December 31, 2019 (notes 21 and 25).

9.	Accrued Liabilities

	Year Ended December 31,
	2019 $	2018 $
Voyage and vessel	48,526	23,922
Corporate accruals	463	1,587
Interest and dividends	2,610	6,678
Payroll and benefits (note 16f)	8,136	8,669
Accrued liabilities	59,735	40,856
10. Short-Term Debt
In November 2018, Teekay Tankers Chartering Pte. Ltd. (or TTCL) a wholly-owned subsidiary of the Company, entered into a working capital loan facility agreement (or the Working Capital Loan), which initially provided available aggregate borrowings of up to $40.0 million for TTCL, and which was subsequently increased to $80.0 million, effective December 2019. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to the RSAs. The Working Capital Loan had an initial maturity date in August 2019 but is continually extended for further periods of six months thereafter until the lender gives notice in writing that no further extensions shall occur. Interest payments are based on LIBOR plus a margin of 3.5%. The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires the Company to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at December 31, 2019, $50.0 million (December 31, 2018 - nil) was owing under this facility, and the interest rate on the facility was 5.0% (December 31, 2018 - nil). As of the date these consolidated financial statements were issued, the Company was in compliance with all covenants in respect of this facility.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

11.	Long-Term Debt

	Year Ended December 31,
	2019 $	2018 $
Revolving credit facilities due through 2022	341,132	417,997
Term loans due through 2021	221,729	323,995
Total principal	562,861	741,992
Less: unamortized discount and debt issuance costs	(3,182)	(6,586)
Total debt	559,679	735,406
Less: current portion	(43,573)	(106,236)
Non-current portion of long-term debt	516,106	629,170

As at December 31, 2019, the Company had two revolving credit facilities (or the Revolvers), which, as at such date, provided for available aggregate borrowings of up to $371.5 million, of which $30.4 million was undrawn (December 31, 2018 - $429.8 million, of which $11.8 million was undrawn). Interest payments are based on LIBOR plus margins, which at December 31, 2019 ranged between 2.00% and 2.75% (December 31, 2018 - 2.00% and 2.75%). The total amount available under the Revolvers reduces by $12.1 million (2020), $297.0 million (2021) and $62.4 million (2022). As at December 31, 2019 the Company also had three term loans outstanding, which totaled $221.7 million (December 31, 2018 - $324.0 million). Interest payments on the term loans are based on a combination of a fixed rate of 5.40% (December 31, 2018 - 5.40%) and variable rates based on LIBOR plus margins. As at December 31, 2019, the margin ranged from 0.30% to 2.00% (December 31, 2018 - 0.30% to 2.00%). The term loan repayments are made in quarterly or semi-annual payments. Two of the term loans also have a balloon or bullet repayment due at maturity in 2021. The Company's debt facilities are further described below.

In May 2019, the Company completed a $63.7 million sale-leaseback financing transaction related to two of the Company's vessels (note 12). The Company used the proceeds from the sale-leaseback transaction to prepay a portion of the Company's 2017 Revolver (as defined below). In November 2018, the Company completed an $84.7 million sale-leaseback financing transaction relating to four of the Company's vessels (note 12). Proceeds from the sale-leaseback transaction were used to refinance one of the Company's corporate revolvers, which matured in November 2018 and to prepay a portion of the Company's 2017 Revolver. In September 2018, the Company completed a $156.6 million sale-leaseback financing transaction relating to six of the Company's vessels (note 12). Proceeds from the sale-leaseback transaction were used to prepay a portion of the Company's 2017 Revolver. In July 2017, the Company completed a $153.0 million sale-leaseback financing transaction relating to four of the Company's vessels (note 12). Proceeds from the sale-leaseback transaction were used to prepay a portion of the Company's 2016 Debt Facility, described below.

In December 2017, the Company entered into a $270.0 million long-term debt facility (or the 2017 Revolver), which is scheduled to mature in December 2022, and which had an outstanding balance of $61.2 million as at December 31, 2019 (December 31, 2018 - $125.3 million). In December 2017, $215.8 million of the 2017 Revolver was used to refinance two of the Company's debt facilities that were assumed in the merger with TIL (note 24). As at December 31, 2019, the 2017 Revolver is collateralized by five of the Company's vessels (2018 - seven), together with other related security. The total net book value for the five vessels as at December 31, 2019 was $139.1 million (December 31, 2018 - $192.6 million). The 2017 Revolver also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As of December 31, 2019, this ratio was 281% (December 31, 2018 - 163%). The vessel values used in this ratio are appraised values provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt.

In January 2016, the Company entered into a $894.4 million long-term debt facility (or the 2016 Debt Facility), consisting of both a term loan of $76.7 million (December 31, 2018 - $292.7 million) and a revolving credit component of $279.9 million (December 31, 2018 - $157.6 million), which is scheduled to mature in December 2020, and a revolving credit component, which is scheduled to mature in January 2021. The 2016 Debt Facility is collateralized by 28 of the Company's vessels (2018 - 29), together with other related security. The total net book value for the 28 vessels as at December 31, 2019 was $892.0 million (December 31, 2018 - $972.5 million). The 2016 Debt Facility also requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2019, this ratio was 211% (December 31, 2018 - 137%). The vessel values used in this ratio are appraised values provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of $35.0 million and at least 5% of the Company's total consolidated debt.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company's remaining two term loans, with a total outstanding balance of $145.0 million as at December 31, 2019 (December 31, 2018 - $166.4 million), which are scheduled to mature in 2021, are guaranteed by Teekay and are collateralized by six of the Company’s vessels, together with certain other related security. One of the term loans contain covenants that require Teekay to maintain the greater of (a) free cash (cash and cash equivalents) and undrawn committed revolving credit lines with at least six months to maturity of at least $50.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 5.0% of Teekay’s total consolidated debt (excluding the debt of Teekay LNG Partners L.P., (or TGP) and its subsidiaries and the Company and its subsidiaries that are non-recourse to Teekay). The other term loan requires Teekay and the Company collectively to maintain the greater of (a) free cash (cash and cash equivalents) of at least $100.0 million and (b) an aggregate of free cash and undrawn committed revolving credit lines with at least six months to maturity of at least 7.5% of Teekay's total consolidated debt (excluding the debt of TGP and its subsidiaries).

As of the date these consolidated financial statements were issued, the Company was in compliance with all covenants with respect to the Revolvers and term loans. Teekay has also advised the Company that Teekay is in compliance with all covenants relating to the revolving credit facilities and term loans to which the Company is a party.

The weighted-average interest rate on the Company’s long-term debt as at December 31, 2019 was 3.7% (December 31, 2018 – 4.6%). This rate does not reflect the effect of the Company’s interest rate swap agreements (note 13).

In January 2020, the Company entered into a new $532.8 million long-term debt facility which is scheduled to mature in December 2024 of which $455 million was used to repay the Company's two revolving facilities, the 2016 Debt Facility and the 2017 Revolver, which were scheduled to mature between 2020 and 2022, and one of the Company's term loan facilities, which was scheduled to mature in 2021.

The aggregate annual long-term principal repayments required to be made by the Company under the Revolvers and term loans subsequent to December 31, 2019, including the impact of the debt refinancing completed in January 2020 and the use of borrowings thereunder, are $44.0 million (2020), $171.9 million (2021), $80.4 million (2022), $65.3 million (2023) and $201.3 million (2024).

12.	Operating Leases and Obligations Related to Finance Leases
Operating Leases
The Company charters-in vessels from other vessel owners on time-charter contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company. A time charter-in contract is typically for a fixed period of time, although in certain cases, the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. The Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate.
With respect to time charter-in contracts with an original term of more than one year, for the year ended December 31, 2019, the Company incurred $25.2 million of time-charter hire expense related to four time charter-in contracts, of which $14.1 million was allocable to the lease component and $11.1 million was allocable to the non-lease component. The $14.1 million allocable to the lease component approximate the cash paid for the amounts included in lease liabilities and reflected as a reduction in operating cash flows for the year ended December 31, 2019. Three of these time charter-in contracts include an option to extend the charter for an additional one-year term. Since it is not reasonably certain that the Company will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at December 31, 2019, the weighted-average remaining lease term and weighted-average discount rate for these time charter-in contracts were 1.2 years and 5.55%, respectively.
The Company has elected to recognize the lease payments of short-term leases in the statement of income (loss) on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. For the year ended December 31, 2019, the Company incurred $18.0 million of time-charter hire expense related to time charter-in contracts classified as short-term leases.
During the year ended December 31, 2019, the Company chartered in two LR2 vessels and one Aframax vessel for periods of 24 months, which resulted in the Company recognizing right-of-use assets of $14.7 million and $7.8 million on the lease commencement dates for the LR2 vessels and Aframax vessel respectively.

A maturity analysis of the Company's operating lease liabilities from time charter-in contracts (excluding short-term leases) as at December 31, 2019 is as follows:

	Lease Commitment $	Non-Lease Commitment $	Total Commitment $
As at December 31, 2019
Payments:
2020	16,956	13,406	30,362
2021	3,315	2,585	5,900
Total payments	20,271	15,991	36,262
Less: imputed interest	(711)
Carrying value of operating lease liabilities	19,560

As at December 31, 2019, minimum commitments to be incurred by the Company under short-term time charter-in contracts, were approximately $4.3 million (2020). As at December 31, 2018, minimum commitments to be incurred by the Company relating to eight chartered-in vessels accounted for as operating leases, including three workboats for the Company's lightering support services, were approximately $36.9 million (2019), $23.5 million (2020) and $2.0 million (2021).

Obligations Related to Finance Leases

	As at	As at
	December 31, 2019	December 31, 2018
	$	$
Total obligations related to finance leases	414,788	375,289
Less: current portion	(25,357)	(20,896)
Long-term obligations related to finance leases	389,431	354,393
In May 2019, the Company completed a $63.7 million sale-leaseback financing transaction with a financial institution relating to two of the Company's Suezmax tankers, Aspen Spirit and Cascade Spirit.
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
Under these arrangements, the Company transferred the vessels to subsidiaries of the financial institutions (or collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from 9- to 12-year terms. The Company is also obligated to purchase six of the Aframax vessels upon maturity of their respective bareboat charters and two of the Suezmax vessels upon maturity of their respective bareboat charters. The Company has the option to purchase each of the 16 tankers at various times starting between July 2020 and November 2021 until the end of their respective lease terms.
The Company consolidates 14 of the 16 Lessors for financial reporting purposes as VIEs. The Company understands that these vessels and lease operations are the only assets and operations of the Lessors. The Company operates the vessels during the lease terms, and as a result, is considered to be the Lessors' primary beneficiary.
The liabilities of the 14 Lessors are loans and are non-recourse to the Company. The amounts funded to the 14 Lessors in order to purchase the vessels materially match the funding to be paid by the Company's subsidiaries under these lease-back transactions. As a result, the amounts due by the Company's subsidiaries to the 14 Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.
Subsequent to the adoption of ASU 2016-02 on January 1, 2019, sale and leaseback transactions where the lessee has a purchase obligation are treated as a failed sale. Consequently, the Company has not derecognized the Aspen Spirit and Cascade Spirit and continues to depreciate the assets as if it was the legal owner. Proceeds received from the sale are set up as an obligation related to finance lease and bareboat charter hire payments made by the Company to the Lessor and which are allocated between interest expense and principal repayments on the obligation related to finance lease.
The bareboat charters related to each of these vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least 6 months to maturity) of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to finance leases (excluding applicable security deposits reflected in restricted cash - long-term on the Company's consolidated balance sheets).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Four of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. As at December 31, 2019, this ratio was approximately 122% (December 31, 2018 - 101%).
Six of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 78% of the total outstanding principal balance during the first two years of the lease period and 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at December 31, 2019, this ratio was approximately 115% (December 31, 2018 - 91%).
Four bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at December 31, 2019, this ratio was approximately 158% (December 31, 2018 - 122%).
The remaining two bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease term, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at December 31, 2019, this ratio was approximately 109% (December 31, 2018 - n/a).
Such requirements are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As of the date these consolidated financial statements were issued, the Company was in compliance with all covenants in respect of the obligations related to finance leases.
The weighted-average interest rate on the Company's obligations related to finance leases as at December 31, 2019 was 7.6% (December 31, 2018 - 7.5%)
As at December 31, 2019, the total remaining commitments under the 16 finance leases for Suezmax, Aframax and LR2 product tankers were approximately $601.7 million (December 31, 2018 - $557.1 million), including imputed interest of $186.9 million (December 31, 2018 - $181.8 million), repayable from 2020 through 2030, as indicated below:

Commitments
December 31, 2019
Year	$
2020	56,364
2021	56,202
2022	56,193
2023	56,184
2024	56,328
Thereafter	320,388

13.	Derivative Instruments
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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2019, the Company was committed to the following interest rate swap agreements:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset $	Remaining Term (years)	Fixed Interest Rate (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swaps (2)	LIBOR	46,281	97	1.0	1.46%
U.S. Dollar-denominated interest rate swaps	LIBOR	150,000	268	1.0	1.55%
U.S. Dollar-denominated interest rate swaps	LIBOR	50,000	294	1.0	1.16%

(1)	Excludes the margin the Company pays on its variable-rate debt, which, as of December 31, 2019 ranged from 0.30% to 3.50%.

(2)	Notional amount reduces quarterly.

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

Forward freight agreements

The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on derivative instruments in the Company's consolidated statements of income (loss).

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current portion of derivative assets $	Derivative assets $	Accounts Receivable /(Accrued liabilities) $	Current portion of derivative liabilities $
As at December 31, 2019
Interest rate swap agreements	577	82	230	—
Forward freight agreements	—	—	—	(86)
	577	82	230	(86)

As at December 31, 2018
Interest rate swap agreements	2,905	2,973	422	—
Forward freight agreements	—	—	(3)	(57)
	2,905	2,973	419	(57)

Realized and unrealized (losses) gains relating to interest rate swaps and FFAs are recognized in earnings and reported in realized and unrealized (loss) gain on derivative instruments in the Company’s consolidated statements of income (loss) as follows:

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $
Realized gains (losses) relating to:
Interest rate swaps agreements	2,791	2,316	(994)
Forward freight agreements	1,489	137	270
Others	—	—	1,106
	4,280	2,453	382

Unrealized (losses) gains relating to:
Interest rate swaps agreements	(5,218)	636	2,099
Forward freight agreements	(29)	(57)	—
Other	—	—	(1,162)
	(5,247)	579	937
Total realized and unrealized (loss) gain on derivatives	(967)	3,032	1,319

14.	Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents and restricted cash – The fair value of the Company’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Long-term debt – The fair value of the Company’s fixed-rate and variable-rate long-term debt is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Long-term obligation related to finance leases - The fair value of the Company's long-term obligation related to finance leases is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Derivative instruments

The fair value of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and if the swap is not collateralized, the current credit worthiness of either the Company or the swap counterparties. The estimated amount is the present value of future cash flows. The inputs used to determine the future cash flows include the fixed interest rate of the swaps and market interest rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	December 31, 2019			December 31, 2018
	Fair Value Hierarchy Level	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Recurring:
Cash and cash equivalents and restricted cash (note 18d)	Level 1	95,332	95,332	60,507	60,507
Derivative instruments (note 13)
Interest rate swap agreements (1)	Level 2	659	659	5,878	5,878
Freight forward agreements (1)	Level 2	(86)	(86)	(57)	(57)

Other:
Short-term debt (note 10)	Level 2	(50,000)	(50,000)	—	—
Advances to equity-accounted for investments	Note (2)	9,930	Note (2)	9,930	Note (2)
Long-term debt, including current portion (note 11)	Level 2	(559,679)	(558,657)	(735,406)	(723,031)
Obligations related to finance leases, including current portion (note 12)	Level 2	(414,788)	(442,648)	(375,289)	(377,652)
Assets held for sale (note 21)	Level 2	37,240	37,240	—	—

(1)
The fair values of the Company's interest rate swap agreements and FFAs at December 31, 2019 and 2018 exclude accrued interest income and expenses, which are recorded in accounts receivables and accrued liabilities, respectively, in these consolidated financial statements.

(2)
The advances to equity-accounted for investments, together with the Company’s investments in the equity-accounted for investments, form the net aggregate carrying value of the Company’s interests in the equity-accounted for investments in these consolidated financial statements. The fair values of the individual components of such aggregate interests as at December 31, 2019 and 2018 were not determinable.

15.	Capital Stock
The authorized capital stock of Teekay Tankers Ltd. at December 31, 2019 was 100.0 million shares of Preferred Stock (2018 - 100.0 million shares of Preferred Stock), with a par value of $0.01 per share (2018 - $0.01 per share), 485.0 million shares of Class A common stock (2018 - 485.0 million shares of Class A common stock), with a par value of $0.01 per share (2018 - $0.01 per share), and 100.0 million shares of Class B common stock (2018 - 100.0 million shares of Class B common stock), with a par value of $0.01 per share (2018 - $0.01 per share). The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2019, the Company had 29.0 million shares of Class A common stock (2018 – 29.0 million), 4.6 million shares of Class B common stock (2018 – 4.6 million) and no shares of Preferred Stock issued and outstanding (2018 – nil).

Commencing in December 2015, the Company adopted a dividend policy under which quarterly dividends were set to range from 30% to 50% of its quarterly adjusted net income, subject to the discretion of its Board of Directors, with a minimum quarterly dividend of $0.24 per share under the Company's policy, which was subject to change. Effective May 2018, the Company eliminated the payment of its minimum quarterly dividend of $0.24 per share in order to preserve liquidity during the cyclical downturn of the tanker spot market. Under the revised dividend policy, quarterly dividends were expected to range from 30% to 50% of the Company's quarterly adjusted net income, subject to reserves its Board of Directors may determine are necessary for the prudent operations of the Company. In November 2019, the Company eliminated its previous dividend policy. Going forward dividend payments are subject to the discretion of the Company's Board of Directors, and the policy remains subject to change. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally in any dividends that the Board of Directors declares from time to time out of funds legally available for dividends.

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
Stock-based compensation

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2019, the Company had reserved under its 2007 Long-Term Incentive Plan a total of 1,250,000 shares of Class A common stock for issuance pursuant to awards granted under the plan (2018 – 1,250,000 Class A common stock). For the year ended December 31, 2019, a total of 19.9 thousand shares (2018 – 21.0 thousand shares, 2017 – nil shares) of Class A common stock were granted and issued to the Company’s non-management directors as part of their annual compensation. The compensation relating to the granting of such stock has been included in general and administrative expenses in the amounts of $0.2 million, $0.2 million, and nil for the years ended December 31, 2019, 2018, and 2017, respectively.

The Company also grants options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain eligible officers, employees and non-management directors of the Company or Teekay subsidiaries that provide services to the Company. The number of options and restricted stock units information included in these financial statements has been retroactively adjusted for the November 2019 reverse stock split (note 1). The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income (loss).

During 2019, the Company granted 58.8 thousand (2018 - 63.0 thousand; 2017 - 49.6 thousand) stock options with an exercise price of $8.00 per share (2018 - $9.76; 2017 - $17.84) to the Company’s non-management directors. These stock options have a ten-year term and vest immediately. The Company also granted 218.2 thousand (2018 - 92.0 thousand; 2017 - 60.8 thousand) stock options with an exercise price of $8.00 per share (2018 - $9.76; 2017 - $17.84) to the officers and employees of the Company and to certain employees of Teekay subsidiaries that provide services to the Company. Each stock option granted has a ten-year term and vests equally over three years from the grant date.

The weighted-average fair value of the stock options granted during 2019 was $2.79 per option (2018 - $2.77 per option; 2017 - $5.36 per option), estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 48.7% (2018 - 48.7%; 2017 - 50.2%); expected life of five years (2018 - five years; 2017 - five years); dividend yield of 3.0% (2018 - 5.5%; 2017 - 5.0%); and risk-free interest rate of 2.4% (2018 - 2.6%; 2017 - 2.1%). The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

A summary of the Company’s stock option information for the years ended December 31, 2019, 2018, and 2017 is as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)
Outstanding - beginning of year	359,496	18.45	208,788	24.78	102,793	31.94
Granted	277,066	8.00	155,053	9.76	110,343	17.84
Exercised	(30,968)	8.96	—	—	—	—
Forfeited / expired	—	—	(4,345)	12.45	(4,348)	17.84
Outstanding - end of year	605,594	14.16	359,496	18.45	208,788	24.78

Exercisable - end of year	309,609	19.12	224,687	21.54	131,906	26.71

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2019, 2018 and 2017 is as follows:

	December 31, 2019		December 31, 2018		December 31, 2017
	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)
Outstanding non-vested stock options - beginning of year	134,809	13.30	76,881	21.47	36,539	32.20
Granted	218,223	8.00	92,041	9.76	60,791	17.84
Vested	(57,048)	15.54	(29,768)	23.56	(16,101)	33.10
Forfeited / expired	—	—	(4,345)	12.45	(4,348)	17.84
Outstanding non-vested stock options - end of year	295,984	8.96	134,809	13.30	76,881	21.47

As of December 31, 2019, there was $0.5 million (2018 - $0.3 million, 2017 - $0.3 million) of total unrecognized compensation cost related to non-vested stock options granted. During the year ended December 31, 2019, the Company recognized $0.4 million (2018 - $0.2 million, 2017 - $0.2 million) of expenses related to the stock options granted to the officers of the Company and to certain employees of Teekay subsidiaries that provide services to the Company.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2019, the intrinsic value of the outstanding in-the-money stock options was $7.2 million (2018 - $nil; 2017 - $nil) and the intrinsic value of the exercisable stock options was $2.3 million (2018 - $nil; 2017 - $nil). As at December 31, 2019, the weighted-average remaining life of options vested and expected to vest was 8.0 years (2018 - 8.1 years; 2017 - 8.3 years) and the weighted-average remaining life of the exercisable stock options was 7.1 years (2018 - 7.7 years; 2017 - 8.0 years).

During 2019, the Company granted 99.1 thousand (2018 - 95.3 thousand; 2017 - 47.8 thousand) restricted stock units to the officers and employees of the Company and to certain employees of Teekay subsidiaries that provide services to the Company, with an aggregate fair value of $0.8 million (2018 - $0.9 million; 2017 - $0.8 million). Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement and, in that case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common shares.

For the year ended December 31, 2019, the Company recorded an expense of $0.8 million (2018 - $0.7 million, 2017 - $0.8 million) related to the restricted stock units in general and administrative expenses. During the year ended December 31, 2019, 53.8 thousand restricted stock units (2018 - 34.2 thousand; 2017 - 29.8 thousand) with a market value of $0.5 million (2018 - $0.3 million; 2017 - $0.6 million) vested and that amount, net of withholding taxes, was paid to the grantees by issuing 34.1 thousand shares (2018 - 23.6 thousand shares; 2017 - 23.7 thousand shares) of Class A common stock.

16.	Related Party Transactions

a.
On November 27, 2017, the Company completed its merger with TIL. As consideration for the merger, the Company issued 11,122,193 Class A common shares to the TIL shareholders (other than the Company and its subsidiaries), including 1,031,250 shares to Teekay, for $151.3 million, or $13.6 per share (notes 5 and 24).

b.	On May 31, 2017, the Company acquired from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay, the remaining 50% of TTOL, which owns vessel management operations.

c.	In January 2017, the Company issued 269,397 shares of Class A common stock in a private placement to Teekay at a price of $18.6 per share for gross proceeds of $5.0 million (note 5).
Management Fee – Related and Other

d.
The Company's operations are conducted in part by its subsidiaries who receive services from Teekay's wholly-owned subsidiary, Teekay Shipping Ltd. (or the Manager), and its affiliates. The Manager provides various services under a long-term management agreement (the Management Agreement). Commencing October 1, 2018, the Company elected to receive vessel management services for its owned and leased vessels (other than certain former TIL vessels, which are technically managed by a third party) from its wholly-owned subsidiaries and will no longer contract these services from the Manager. Prior to this date, the Manager was required to provide these services to the Company, which it did by subcontracting such services from the Company's subsidiary TTOL and its affiliates.

e.	Amounts received and paid by the Company for such related party transactions for the periods indicated were as follows:

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31,
	2019 $	2018 $	2017 $
RSA management fees and commissions (i)	—	—	(2,799)
Commercial management fees (ii)	—	—	(1,187)
Vessel operating expenses - technical management fee (iii)	(1,202)	(10,400)	(8,775)
Strategic and administrative service fees (iv)	(31,422)	(32,918)	(21,185)
Secondment fees (v)	(185)	(679)	(382)
Lay-up services revenues	—	—	33
LNG terminal services revenues (vi)	1,979	1,689	388
Technical management fee recoveries (vii)	765	13,811	7,666
Service revenues (viii)	320	1,019	1,939
Entities under Common Control (note 4)
RSA management fees and commissions (i)	—	—	2,799
Commercial management fees (ii)	—	—	1,187
Strategic and administrative service fees (iv)	—	—	(7,026)
Secondment fees (v)	—	—	(248)
Technical management fee revenues (vii)	—	—	4,890
Service revenues (viii)	—	—	1,772

i
The Company’s share of TTOL’s fees related to revenue sharing agreements are reflected as a reduction to net pool revenues from affiliates on the Company’s consolidated statements of income (loss). The Company acquired the remaining 50% interest in TTOL on May 31, 2017 (notes 4 and note 7c). Subsequent to the acquisition, the Company's share of TTOL's fees has been eliminated.

ii.
The Manager’s commercial management fees for vessels on time-charter out contracts and spot-traded vessels, which are not included in the RSAs. These fees are reflected in voyage expenses on the Company’s consolidated statements of income (loss). Subsequent to the Company's acquisition of the remaining 50% interest in TTOL, the Company's share of the Manager's commercial management fees has been eliminated.

iii.
The cost of ship management services provided by the Manager has been presented as vessel operating expenses on the Company’s consolidated statements of income (loss). Commencing October 1, 2018, the Company has elected to receive ship management services for its own vessels from its wholly-owned subsidiaries and no longer subcontracts these services from the Manager.

iv.
The Manager’s strategic and administrative service fees have been presented in general and administrative fees, except for fees related to technical management services, which have been presented in vessel operating expenses, on the Company’s consolidated statements of income (loss). The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in note 15) is set and paid by Teekay or such other subsidiaries. The Company compensates Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.

v.
The Company pays secondment fees for services provided by some employees of Teekay. Secondment fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company's consolidated statements of income (loss).

vi.
In November 2016, the Company's ship-to-ship transfer business signed an operational and maintenance subcontract with Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by TGP, for the Bahrain LNG Import Terminal. The terminal is owned by Bahrain LNG W.I.L., a joint venture for which Teekay LNG Operating L.L.C., an entity wholly-owned by TGP, has a 30% interest. The sub-contract ended in April 2019.

vii.
The Company receives reimbursements from Teekay, for the provision of technical management services. These reimbursements have been presented in general and administrative expenses on the Company's consolidated statements of income (loss). Commencing October 1, 2018, the Company has elected to receive technical management services for its own vessels from its wholly-owned subsidiaries and no longer subcontracts these services from the Manager.

viii.
The Company recorded service revenues, relating to TTOL's administration of certain revenue sharing agreements and provision of certain commercial services to participants in the arrangements. Commencing October 1, 2018, the Company has elected to receive certain commercial services from its wholly-owned subsidiaries and will no longer subcontract these services from the Manager.

f.
The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented in the consolidated balance sheets in due from affiliates or due to affiliates, are without interest or stated terms of repayment. In addition, $7.9 million and $7.6 million were payable to the Manager as at December 31, 2019 and 2018, respectively, for reimbursement of the Manager’s crewing and manning costs to operate the Company’s vessels and such amounts are included in accrued liabilities in the consolidated balance sheets.

g.
The Management Agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $25.60 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the years ended December 31, 2019, 2018 and 2017. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

attributable to the historical results of vessels acquired by the Company from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s Board of Directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution.

h.
Prior to 2019, pursuant to certain RSAs, TTOL provided management services in relation to the RSAs in exchange for a fee consisting of a fixed component based on the period of management and a variable component based on the vessel's monthly earnings. Voyage revenues and voyage expenses of all vessels which operated under these RSAs were shared based on the actual earning days each vessel was available and the relative performance capabilities of each vessel. The pool receivable from affiliates as at December 31, 2019 and 2018 was nil and $56.5 million, respectively.

i.
Pursuant to a service agreement with the Teekay Aframax RSA, from time to time, the Company may hire vessels to perform full service lightering services. During 2019, 2018 and 2017, the Company recognized $8.8 million, $28.4 million and $14.1 million, respectively, related to vessels which were chartered-in from the RSA to assist with full service lightering operations. These amounts have been presented in voyage expenses on the Company's consolidated statements of income (loss).

17.	Other Income

	Year Ended December 31,
	2019 $	2018 $	2017 $
Foreign exchange gain	486	3,133	79
Other income	209	49	250
Total	695	3,182	329

18.	Supplemental Cash Flow Information

a.	The changes in non-cash working capital items related to operating activities for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Year Ended December 31,
	2019	2018	2017
Accounts receivable, including other current assets	(171,342)	(16,020)	14,603
Pool receivables from affiliates	56,549	(40,999)	16,193
Due from affiliates	38,966	9,440	17,562
Bunker and lube oil inventory	(28,628)	(15,564)	8,322
Prepaid expenses	119	57	445
Accounts payable and accrued liabilities	83,244	9,778	(13,996)
Due to affiliates	(16,431)	(1,147)	(32,641)
Deferred revenue	7,485	(557)	(3,898)
Other	(394)	60	—
Change in operating assets and liabilities	(30,432)	(54,952)	6,590

b.
Cash interest paid (including interest paid by the Entities under Common Control) during the years ended December 31, 2019, 2018, and 2017 totaled $61.8 million, $47.6 million, and $26.4 million, respectively.

c.
In November 2017, the Company acquired the outstanding shares of TIL through issuing 11.1 million Class A common shares, which was treated as a non-cash transaction in the Company's consolidated statement of cash flows. As a result of this transaction, the Company acquired $37.6 million in cash and paid $6.9 million in transaction costs (note 24).

d.
The Company maintains restricted cash deposits relating to certain contracts which were assumed as part of the acquisition of the ship-to-ship transfer business in 2015, LNG terminal management and for certain freight forward agreements (note 13). Attached to these contracts are certain performance guarantees required by the Company. The Company also maintains restricted cash deposits for the purposes of the margin requirements of the Company's obligations related to certain finance leases (note 12). Total cash, cash equivalents and restricted cash, including cash, cash equivalents and restricted cash held for sale are as follows:

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	As at December 31, 2019	As at December 31, 2018	As at December 31, 2017	As at December 31, 2016
	$	$	$	$
Cash and cash equivalents	88,824	54,917	71,439	94,157
Restricted cash - current	3,071	2,153	1,599	750
Restricted cash - long-term	3,437	3,437	2,672	—
Cash and cash equivalents held for sale	1,121	—	—	—
Restricted cash held for sale - current	337	—	—	—
	96,790	60,507	75,710	94,907

Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	As at December 31, 2019	As at December 31, 2018
	$	$
Leased assets obtained in exchange for new operating lease liabilities	23,725	—

19.	Liquidity
Accounting standard ASC-205-40, Presentation of Financial Statements - Going Concern, requires management to assess if the Company will have sufficient liquidity to continue as a going concern for the one -year period following the issuance of its consolidated financial statements.
As at December 31, 2019, two of the Company's term loans, with an aggregate outstanding balance of $145.0 million, were guaranteed by Teekay and contain certain covenants (see note 11). As part of the Company's assessment of its liquidity, it has considered Teekay's ability to comply with the covenants of these term loans for the one-year period following the issuance of the Company's consolidated financial statements. Teekay has informed the Company that it expects it will comply with all required covenants and have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of Teekay's consolidated financial statements. Consequently, the Company does not expect any negative impact on its liquidity as a result of Teekay's obligations under the two term loans. The new debt facility entered into in January 2020 was used to repay one of these term loan facilities, which was scheduled to mature in 2021.
Based on the Company’s liquidity as at the date these consolidated financial statements were issued, including the liquidity it had recently generated from the increase in the Working Capital Loan (note 10), recent asset sales, the new debt facility completed in January 2020 and operations over the following year assuming no significant decline in spot tanker rates, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

20.	Earnings (Loss) Per Share
The net income (loss) available for common shareholders and earnings (loss) per common share presented in the table below excludes the results of operations of the Entities under Common Control which were purchased solely with cash (note 4).

	Year Ended December 31,
	2019 $	2018 $	2017 $
Net income (loss)	41,362	(52,548)	(58,023)

Weighted-average number of common shares - basic (1)	33,617,635	33,561,615	23,404,422
Dilutive effect of stock-based awards	113,536	—	—
Weighted average number of common shares - diluted (1)	33,731,171	33,561,615	23,404,422
Earnings (loss) per common share:
- Basic	1.23	(1.57)	(2.48)
- Diluted	1.23	(1.57)	(2.48)

(1)
The weighted-average number of common shares outstanding for periods prior to May 2017 has been retroactively adjusted to include the approximately 1.7 million shares of the Company's Class B common stock issued to Teekay as consideration for the acquisition of 50% of TTOL in May 2017.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Stock-based awards, that have an anti-dilutive effect on the calculation of diluted earnings per common share, are excluded from this calculation. In the years where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the year ended December 31, 2019, 7 thousand restricted stock units had an anti-dilutive effect on the calculation of diluted earnings per common share. For the year ended December 31, 2019, options to acquire 0.5 million shares of the Company’s Class A common stock had an anti-dilutive effect on the calculation of diluted earnings per common share.

21.	Sale of Vessels and Other Assets
The Company's consolidated statement of income for the year ended December 31, 2019 includes a net loss on sale of a vessel of $2.3 million relating to one Suezmax vessel, which was sold and delivered to its buyer in the fourth quarter of 2019.

The Company agreed a further sale of two Suezmax tankers, for an aggregate sales price of $38.0 million. Both tankers were delivered to their new owners in February 2020 and therefore, both vessels and the related bunkers, as the vessel disposal group, are classified as held for sale as at December 31, 2019 and were written down to their agreed sales price. The Company recognized a write-down on these vessels of $3.2 million in 2019.

The Company's consolidated statement of loss for the year ended December 31, 2018 includes a net gain on sale of vessel of $0.2 million relating to one lightering support vessel, which was sold and delivered to its buyer in the second quarter of 2018.

During 2017, the Company completed the sales of two Suezmax and three Aframax tankers which were delivered to their respective buyers. The Company recognized losses on sale of these vessels of $1.8 million and $11.2 million, respectively.

During 2019, 2018 and 2017, the Company completed certain sale-leaseback financing transactions (see note 12).

In January 2020, the Company entered into an agreement to sell its non-US portion of the ship-to-ship support services business, as well as its LNG terminal management business for $26 million, with an adjustment for the final amounts of cash and other working capital present on the closing date. The sale is expected to close in the second quarter of 2020.The sale of the ship-to-ship support services business, which is in the ship-to-ship transfer segment, is classified as held for sale as at December 31, 2019.

The following table summarizes the two Suezmax tankers and the ship-to-ship transfer assets and liabilities classified as held for sale as at December 31, 2019;

As at December 31, 2019	Tanker Segment $	Ship-to-Ship Transfer Segment $	Total $

Cash and cash equivalents	—	1,121	1,121
Restricted cash - current	—	337	337
Accounts receivable	—	4,129	4,129
Bunker and lube oil inventory	2,017	—	2,017
Prepaid expenses	—	510	510
Vessel and equipment	37,240	7,562	44,802
Intangibles (i)	—	6,880	6,880
Goodwill (i)	—	5,633	5,633
Other non current assets	—	29	29
Total assets held for sale	39,257	26,201	65,458
Current liabilities	—	2,650	2,650
Other long term liabilities	—	330	330
Total liabilities associated with assets held for sale	—	2,980	2,980
Net assets held for sale	39,257	23,221	62,478
Net assets to be sold	39,257	23,221	62,478

i.	91% of the intangible assets and goodwill relating to support services and 100% of the LNG business intangibles and goodwill have been allocated as held for sale.

22.	Income Tax Expenses
The following is a roll-forward of the Company’s freight tax liabilities which are recorded in its consolidated balance sheets in other long-term liabilities, from January 1, 2018 to December 31, 2019:

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31,
	2019 $	2018 $
Balance of unrecognized tax benefits as at January 1	32,059	26,054
Increases for positions related to the current year	3,385	5,399
Changes for positions taken in prior years	15,781	1,701
Decreases related to statute of limitations	(1,646)	(1,095)
Balance of unrecognized tax benefits as at December 31	49,579	32,059

The Company also recognized a $1.2 million tax accrual, which is recoverable from one of its customers as at December 31, 2019. This amount is recorded in the Company's consolidated balance sheet in accrued liabilities and accounts receivable.
The Company does not presently anticipate its uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions of the trading activity of its vessels. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
The Company recognizes freight tax expenses and recoveries in its consolidated statements of income (loss). Interest and penalties on freight tax expenses are included in the roll-forward schedule above, and are approximately $8.4 million and $5.4 million, for the years ended December 31, 2019 and 2018, respectively. Net foreign exchange gains on freight tax expenses are also included in the roll-forward schedule above and reductions are approximately $0.6 million and $3.3 million for the years ended December 31, 2019 and 2018, respectively.

23.	Shipbuilding Contracts
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

As at December 31, 2019, the STX shares had been de-listed. No amounts have been recorded due to uncertainty of their value. In addition, the Company has not recognized a receivable in respect to the non-interest-bearing cash award due to uncertainty of collection.
24. Acquisition of Tanker Investments Ltd.
On May 31, 2017, the Company entered into a merger agreement to acquire the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 0.4 shares of Class A common stock of the Company for each TIL common stock. On November 17, 2017, the Company's shareholders voted in favor of increasing the authorized number of its Class A common shares to permit the issuance of Class A common shares as consideration for the merger with TIL. Concurrently, the merger was approved by the shareholders of TIL. The Company amended its amended and restated articles of incorporation and completed the merger on November 27, 2017, as a result of which TIL became a wholly-owned subsidiary of the Company. As consideration for the merger, the Company issued 11,122,193 Class A common shares to the TIL shareholders (other than the Company and its subsidiaries) for $151.3 million, or $13.60 per share (note 5).

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
25. Subsequent Events

a.
On January 28, 2020, the Company entered into an agreement to sell the non-U.S. portion of its ship-to-ship support services business, as well its LNG terminal management business for $26 million, subject to adjustment for the final amounts of cash and other working capital present on the closing date. The sale is expected to close in the second quarter of 2020.

b.
On January 28, 2020 the Company entered into a new five-year, $532.8 million revolving credit facility to refinance 31 vessels which is scheduled to mature in late 2024, of which approximately $455 million which was used to repay the Company's two revolving facilities and the Company's term loan facility which was scheduled to mature in 2021.

c.
In January 2020, the Company entered into agreements to sell two Suezmax tankers for an aggregate price of $40.8 million. One vessel and the related bunkers was classified as held for sale on the consolidated balance sheet as at December 31, 2019 (note 21) and the net book value was written down to it sales price less closing costs. The vessel was then delivered in February 2020. The other vessel was delivered to its new owner in March 2020 and the Company expects to recognize a loss on sale of $2.7 million in the quarter ended March 31, 2020.

d.
In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. The Company has not yet experienced a material negative impact to its business, results of operations, or financial position as a result of COVID-19. The future financial effects to the Company, if any, of COVID-19 cannot be reasonably estimated at this time.