Form 20-F
period 2020-12-31
TEEKAY TANKERS LTD.
filed 2021-04-01
CIK 1419945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________________________
FORM 20-F
_________________________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda
Telephone: (441) 298-2530
(Address and telephone number of principal executive offices)
N. Angelique Burgess
4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08 Bermuda
Telephone: (441) 298-2530
Fax: (441) 292-3931
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Class A common stock, par value of $0.01 per share	TNK	New York Stock Exchange
1

Securities registered, or to be registered, pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
_________________________________________________________
Indicate the number of outstanding shares of each issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
29,112,146 shares of Class A common stock, par value of $0.01 per share.
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No  ☐
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

2

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•our future financial condition, results of operations and future revenues, expenses and capital expenditures, and our expected financial flexibility and sources of liquidity to fund capital expenditures and pursue acquisitions and other expansion opportunities, including vessel acquisitions;
•our dividend policy and ability to pay dividends on shares of our common stock;
•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, changes in the world tanker fleet, changes in global oil and refined products demand, the rate of global oil production (including the effect of OPEC supply cuts), and changes in long-haul crude tanker movements, trading patterns, tanker fleet utilization and spot tanker rates;
•anticipated levels of tanker newbuilding orders and deliveries and rates of tanker scrapping or use of tankers for floating storage;
•our compliance with, and the effect on our business and operating results of, covenants under our term loans, credit facilities and obligations related to finance leases;
•the expected scope, duration and effects of the novel coronavirus pandemic, including its impact on global supply and demand for petroleum products and tanker fleet utilization, and the consequences of any future epidemic or pandemic crises;
•global oil prices, including the potential impact on oil stockpiling, refinery throughput, bunker fuel prices, and oil futures markets;
•our expectations about the availability of vessels to purchase, the expected costs and time it may take to acquire vessels or construct and deliver newbuildings;
•the ability to leverage Teekay Corporation’s relationships and reputation in the shipping industry;
•the expected benefits of participation in purchasing alliances;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks, including our ability to take advantage of strong tanker markets;
•our acquisition strategy and the expected benefits of our acquisitions of vessels or businesses;
•our expectation that our U.S. Gulf lightering business will complement our spot trading strategy in the Caribbean to the U.S. Gulf market, allowing us to better optimize the deployment of the fleet that we trade in this region through enhanced scheduling flexibility, higher utilization and higher average revenues;
•our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;
•operating expenses, availability of crew, relationships with labor unions, number of off-hire days, drydocking requirements, insurance costs and adequacy of insurance coverage, and expectations as to cost-saving initiatives;
•the impact and expected cost of, and our ability and plans to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business, including, among others, the expected cost to install ballast water treatment systems (or BWTS) on our tankers;
•our ability to obtain all permits, licenses and certificates material to the conduct of our operations;
•the impact on us and the shipping industry of environmental liabilities and developments, including climate change;
•the impact of any sanctions on our operations and our ongoing compliance with such sanctions;
•the expected impact of the cessation of the London Inter-Bank Offered Rate (or LIBOR), Brexit, the adoption of the "Poseidon Principles" by financial institutions or any change in jurisdictional economic substance requirements;
•expenses under service agreements with other affiliates of Teekay Corporation;
•our expectations regarding tax liabilities, including whether applicable tax authorities may agree with our tax positions;
•our strategy regarding our ship-to-ship transfer business and the expected ongoing benefits of our ship-to-ship transfer business, including, among others, the ability of the business to provide stable cash flow to help us partially manage the cyclicality of the tanker market;
•our expected recovery of fuel price increases from the charterers of our vessels through higher rates for voyage charters;
•our expectations as to the useful vessel lives and any impairment of our vessels or of goodwill;
•our customers’ increasing emphasis on environmental and safety concerns;

•the impact of increasing scrutiny and changing expectations from investors, lenders and other stakeholders with respect to environmental, social and governance (or ESG) policies and practices and the Company's ability to meet its corporate ESG goals;
•our liquidity needs and meeting our going concern requirements, including anticipated funds and sources of financing for liquidity and capital expenditure needs and the sufficiency of cash flows, and our estimation that we will have sufficient liquidity for at least a one-year period;
•our ability to refinance existing debt obligations, to raise additional debt and capital to fund capital expenditures or the cost of repurchasing vessels under our finance leases, and to negotiate extensions or redeployments of existing assets;
•our expectations and hedging activities relating to foreign exchange, interest rate and spot market risks;
•the ability of counterparties to our derivative and other contracts to fulfill their contractual obligations;
•the timing of the purchase of vessels and delivery of new charter-in vessels;
•our position that we are not a passive foreign investment company;
•the expected impact of new accounting guidance or the adoption of new accounting standards; and
•our business strategy and other plans and objectives for future operations.
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
Item 1.Identity of Directors, Senior Management and Advisors
Not applicable.
Item 2.Offer Statistics and Expected Timetable
Not applicable.
Item 3.Key Information
Selected Financial Data
Set forth below is selected consolidated financial and other data of Teekay Tankers Ltd. and its subsidiaries for fiscal years 2016 through 2020, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, "Item 5 – Operating and Financial Review and Prospects" included herein, and the historical financial statements and accompanying notes and the Report of Independent Registered Public Accounting Firm thereon (which is included herein), with respect to the fiscal years 2020, 2019 and 2018.

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

As a result, our consolidated statements of (loss) income for the years ended December 31, 2017 and 2016 reflect the results of operations of TTOL, referred to herein as the "Entities under Common Control," as if we had acquired them when TTOL began operations under the ownership of Teekay.

Our consolidated financial statements are prepared in accordance with United States generally accepted accounting principles (or GAAP).

	Years Ended December 31,
(in thousands of U.S. Dollars, except share and fleet data)	2020 $	2019 $	2018 $	2017 $	2016 $
Income Statement Data:
Revenues (1)	886,434	943,917	776,493	431,178	550,543
Voyage expenses (2)	(297,225)	(402,294)	(381,306)	(77,368)	(53,604)
Vessel operating expenses (3)	(184,233)	(208,601)	(209,131)	(175,389)	(182,598)
Time-charter hire expenses (4)	(36,341)	(43,189)	(19,538)	(30,661)	(59,647)
Depreciation and amortization	(117,212)	(124,002)	(118,514)	(100,481)	(104,149)
General and administrative expenses	(39,006)	(36,404)	(39,775)	(32,879)	(33,199)
(Write-down) and (loss) gain on sale of assets	(69,446)	(5,544)	170	(12,984)	(20,594)
Restructuring charges	(1,398)	—	(1,195)	—	—
Income from operations	141,573	123,883	7,204	1,416	96,752
Interest expense	(51,525)	(65,362)	(58,653)	(31,294)	(29,784)
Interest income	1,199	871	879	907	117
Realized and unrealized (loss) gain on derivative instruments	(2,220)	(967)	3,032	1,319	(964)
Equity income (loss)	5,100	2,345	1,220	(25,370)	7,680
Income tax expense	(7,283)	(20,103)	(9,412)	(5,330)	(7,511)
Other income	473	695	3,182	329	1,533
Net income (loss)	87,317	41,362	(52,548)	(58,023)	67,823
Earnings (loss) per share (5)(6)
- Basic	2.59	1.23	(1.57)	(2.48)	3.20
- Diluted	2.57	1.23	(1.57)	(2.48)	3.20
Cash dividends declared (6)	—	—	0.24	0.96	1.44
Balance Sheet Data (at end of year):
Cash and cash equivalents	97,232	88,824	54,917	71,439	94,157
Restricted cash - current and long-term	5,914	6,508	5,590	4,271	750
Vessels and equipment (7)	1,104,742	1,223,085	1,401,551	1,737,792	1,605,372
Vessels related to finance leases (7)	450,558	527,081	482,010	227,722	—
Total assets	1,840,245	2,229,476	2,161,086	2,197,348	1,964,370
Total debt (8)	613,004	1,024,467	1,110,695	1,101,210	933,016
Common stock and paid-in capital	1,299,220	1,297,555	1,295,929	1,294,998	1,103,304
Total equity	1,078,902	989,920	946,933	1,006,601	932,740
Cash Flow Data:
Cash, cash equivalents and restricted cash provided by (used for):
Operating cash flow	347,943	117,661	(7,263)	80,489	206,546
Financing cash flow	(416,104)	(89,758)	(3,448)	(178,466)	(290,853)
Investing cash flow	74,517	8,380	(4,492)	78,780	21,824
Number of outstanding shares of common stock at end of year (6)	33,738,143	33,654,576	33,569,630	33,525,205	19,913,017
Other Financial Data:
Net revenues (9)	589,209	541,623	395,187	353,810	496,939
EBITDA (10)	262,138	249,958	133,152	78,175	209,150
Adjusted EBITDA (10)	335,647	260,194	129,559	125,664	240,198
Capital expenditures
Expenditures for vessels and equipment (11)	(16,025)	(11,628)	(5,827)	(4,732)	(9,226)
Expenditures for dry docking	(28,546)	(46,336)	(27,896)	(16,239)	(9,340)
Fleet Data:
Average number of tankers (12)
Suezmax	26.5	29.9	30.0	21.1	22.0
Aframax	19.1	20.4	19.2	17.3	21.8
Product	11.0	10.9	9.0	7.5	9.2
VLCC	0.5	0.5	0.5	0.5	0.5

(1)Periods prior to 2018 do not include the impact of the January 1, 2018 adoption of ASU 2014-09, Revenue from Contracts with Customers (or ASU 2014-09).
(2)Voyage expenses are all expenses unique to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses also include certain costs associated with full service lightering activities, which include: short-term in-charter expenses, bunker fuel expenses and other port expenses. Periods prior to 2018 do not include the impact of the January 1, 2018 adoption of ASU 2014-09.
(3)Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils, and communication expenses among others.
(4)Time-charter hire expense includes vessel operating lease expense incurred to charter-in vessels.
(5)Earnings (loss) per share is determined by dividing (a) net income (loss) after (deducting) adding the amount of net income (loss) attributable to the Entities under Common Control that were purchased solely with cash by (b) the weighted-average number of shares outstanding during the applicable period and the equivalent shares outstanding that are attributable to the Entities under Common Control. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises.
(6)The number of outstanding shares and per share amounts for all periods presented have been adjusted to reflect a one-for-eight reverse stock split completed in November 2019.
(7)Vessels and equipment and vessels related to finance leases consists of vessels, at cost less accumulated depreciation.
(8)Total debt includes the short-term debt, current and long-term portion of long-term debt, and current and long-term portion of obligations related to finance leases.
(9)Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since, under time charters, the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than revenues. Net revenues are also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages.
How we use net revenues and the reasons for such use may be unique to the shipping industry. Given that net revenue is a measure which deducts certain operating expenses from revenue, this metric may be more commonly viewed as an alternative measure of gross profit. Viewed in this context, income from operations would be the most directly comparable GAAP financial measure and net revenues has been defined as income from operations before restructuring charges, write-down and loss (gain) on sale of assets, general and administrative expenses, depreciation and amortization, time-charter hire expenses and vessel operating expenses. The following table reconciles net revenues with income from operations:

	Years Ended December 31,
(in thousands of U.S. Dollars)	2020	2019	2018	2017	2016
Income from operations	141,573	123,883	7,204	1,416	96,752
Restructuring charges	1,398	—	1,195	—	—
Write-down and loss (gain) on sale of assets	69,446	5,544	(170)	12,984	20,594
General and administrative expenses	39,006	36,404	39,775	32,879	33,199
Depreciation and amortization	117,212	124,002	118,514	100,481	104,149
Time-charter hire expenses	36,341	43,189	19,538	30,661	59,647
Vessel operating expenses	184,233	208,601	209,131	175,389	182,598
Net revenues	589,209	541,623	395,187	353,810	496,939

(10)EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents earnings before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before foreign exchange loss (gain), write-down and loss (gain) on sale of assets, realized (gain) loss on interest rate swaps, unrealized loss (gain) on derivative instruments, fair value adjustment of the equity-accounted for investment and share of the above items in non-consolidated equity-accounted for investments. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity.
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
The following table reconciles our historical consolidated EBITDA and Adjusted EBITDA to net income (loss).

	Years Ended December 31,
(in thousands of U.S. Dollars)	2020	2019	2018	2017	2016
Reconciliation of "EBITDA" and "Adjusted EBITDA” to “Net income (loss)”
Net income (loss)	87,317	41,362	(52,548)	(58,023)	67,823
Depreciation and amortization	117,212	124,002	118,514	100,481	104,149
Interest expense, net of interest income	50,326	64,491	57,774	30,387	29,667
Income tax expense	7,283	20,103	9,412	5,330	7,511
EBITDA	262,138	249,958	133,152	78,175	209,150
Foreign exchange loss (gain) (i)	734	(486)	(3,133)	(79)	(1,413)
Write-down and loss (gain) on sale of assets	69,446	5,544	(170)	12,984	20,594
Realized (gain) loss on interest rate swaps	(481)	(2,791)	(2,316)	994	12,797
Unrealized loss (gain) on derivative instruments	1,459	5,247	(579)	(937)	(9,679)
Fair value adjustment of Tanker Investments Ltd.	—	—	—	26,733	—
Adjustments related to equity-accounted for investments (ii)	2,351	2,722	2,605	7,794	8,749
Adjusted EBITDA	335,647	260,194	129,559	125,664	240,198

(i)     Foreign exchange loss (gain) includes an unrealized loss of $0.5 million in 2020 (2019 - gain of $0.6 million, 2018 - gain of $3.2 million, 2017 - loss of $0.2 million, and 2016 - loss of $0.1 million).
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
Adjustments relating to equity income from our equity-accounted for investments are as follows:

	Years Ended December 31,
(in thousands of U.S. Dollars)	2020	2019	2018	2017	2016
Depreciation and amortization	1,902	1,903	1,745	5,250	5,866
Interest expense, net of interest income	449	819	876	2,562	2,868
Income tax recovery	—	—	—	(1)	(107)
Realized and unrealized (gain) loss on derivative instruments	—	—	(16)	(14)	115
Foreign exchange (gain) loss	—	—	—	(3)	7
Adjustments related to equity-accounted for investments	2,351	2,722	2,605	7,794	8,749

(11)Excludes vessels purchased in connection with our acquisition of Tanker Investments Ltd. (or TIL) in 2017.
(12)Average number of our tankers consists of the average number of vessels that were in our possession during a period, including time-chartered in vessels, the vessel owned by our High-Q Investment Ltd. (or High-Q) joint venture with Wah Kwong Maritime Transport Holdings Ltd. and vessels of the Entities under Common Control.

Risk Factors
Some of the risks summarized below and discussed in greater detail in the following pages relate principally to the industries in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common stock. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay dividends on, and the trading price of our common stock.
Risk Factor Summary
Risks Related to Our Industry
•Changes in the oil markets could result in decreased demand for our vessels and services.
•The cyclical nature of the tanker industry may lead to volatile changes in charter rates, and significant fluctuations in the utilization of our vessels.
•Changes in the spot tanker market may result in significant fluctuations in the utilization of our vessels and our profitability.
•Our vessels operate in the highly competitive international tanker market.
•A significant increase in crude oil prices could negatively impact tanker freight rates.
•Marine transportation is inherently risky, and an incident involving loss or damage to a vessel, significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
•The novel coronavirus (or COVID-19) pandemic is dynamic. The continuation of this pandemic, and the emergence of other epidemic or pandemic crises, could have material adverse effects on our business, results of operations, or financial condition.
•Terrorist attacks, increased hostilities, political change, or war could lead to further economic instability, increased costs, and business disruption.
•Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.
Risks Related to Our Business
•Economic downturns, including disruptions in the global credit markets, could adversely affect our ability to grow.
•Economic downturns may affect our customers’ ability to pay for our services and may adversely affect our business and results of operations.
•We may not be able to grow or to manage our growth effectively.
•An increase in operating costs could adversely affect our cash flows and financial condition.
•Over time, the value of our vessels may decline, which could adversely affect our existing loans and finance leases, our ability to obtain new financing or our operating results.
•We may not realize expected benefits from acquisitions and implementing our growth strategy through acquisitions may harm our financial condition and performance.
•Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
•We may be required to make substantial capital expenditures should we decide to expand the size of our fleet, involving significant installment payments. Our financial leverage could increase or our shareholders’ ownership interest in us could be diluted.
•Our substantial debt levels and obligations related to finance leases may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends.
•Our ability to repay or refinance debt obligations and to fund our capital expenditures will depend on certain financial, business and other factors. To the extent we are able to finance these obligations and expenditures, our ability to pay cash dividends may be diminished or our financial leverage may increase, or our shareholders may be diluted.
•Many seafaring employees are covered by collective bargaining agreements, and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.
•Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, and the cost of attracting and retaining such personnel may increase.
•Our insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.
•Maritime claimants could arrest, or port authorities could detain, our vessels, which could interrupt our cash flow from these vessels.
•We depend on Teekay Corporation to assist us in operating our business and competing in our markets, and our business will be harmed if Teekay Corporation fails to assist us.
•Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.
•Our failure to renew or replace fixed-rate charters could cause us to trade the related vessels in the spot market.

•Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports, which may limit our earnings in this market.
•Our full service lightering operations are subject to specific risks that could lead to accidents, oil spills or property damage.
•Our and many of our customers' substantial operations outside the United States expose us and them to political, governmental, and economic instability, which could harm our operations.
•Use of LIBOR is scheduled to cease, and interest rates on our LIBOR-based obligations may increase in the future.
•Exposure to currency exchange fluctuations could result in fluctuations in our operating results.
•Our operating results are subject to seasonal fluctuations.
•The fiduciary duties of certain of our officers and directors may conflict with their duties as officers or directors of Teekay Corporation and its affiliates.
•Our executive officers and directors and certain officers and directors of Teekay Corporation may favor interests of Teekay Corporation and its other affiliates above our interests and those of our Class A common shareholders.
•Our Manager has rights to terminate the Management Agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our Board of Directors or our shareholders are dissatisfied with our Manager, there are limited circumstances under which we can terminate the Management Agreement.
•Our Manager could receive a performance fee which is contingent on our results of operations and financial condition.
Legal and Regulatory Risks
•Past port calls by our vessels or third-party vessels participating in Revenue Sharing Agreements (or RSAs), to countries that are subject to sanctions imposed by the United States and the European Union could harm our business.
•Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK Criminal Finances Act and similar legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
•The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses.
•Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
•Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.
•Our operations may be subject to economic substance requirements in the Marshall Islands and other offshore jurisdictions, which could impact our business.
•Regulations relating to ballast water discharge may adversely affect our operational results and financial condition.
Information and Technology Risks
•A cyber-attack could materially disrupt our business.
•Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks and potential fines.
Risks Related to an Investment in Our Securities
•The superior voting rights of our Class B common stock held by Teekay Corporation limit our Class A common shareholders’ ability to control or influence corporate matters.
•Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
Tax Risks
•U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to U.S. shareholders.
•We are subject to taxes. The imposition of taxes, including as a result of a change in tax law or accounting requirements, may reduce our cash available for distribution to shareholders.

Risks Related to Our Industry
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

Key factors that influence the supply of tanker capacity include:

•environmental concerns and regulations;
•the number of newbuilding deliveries;
•the scrapping rate of older vessels;
•conversion of tankers to other uses; and
•the number of vessels that are out of service.

Key factors that influence demand for tanker capacity include:

•supply of oil and oil products;
•demand for oil and oil products;
•regional availability of refining capacity;
•global and regional economic and political conditions;
•the distance oil and oil products are to be moved by sea;
•demand for floating storage of oil; and
•changes in seaborne and other transportation patterns.

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

During 2020 and 2019, we derived approximately 74.3% and 86.8%, respectively, of our net revenues from vessels operating in the spot tanker market, either directly or by means of participation in RSAs (which includes vessels operating under full service lightering (or FSL) contracts and charters with an initial term of less than one year). Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

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

Global crude oil prices fell to multi-year lows during the first quarter of 2020 before recovering later in the year. Lower oil prices generally benefit the tanker market as they may lead to higher oil demand, stronger refining margins, additional import demand for stockpiling purposes, and lower bunker costs. A significant increase in crude oil prices compared to current levels may reverse many of these positive drivers and could negatively impact tanker freight rates due to reduced oil demand, higher operating costs as a result of increased bunker prices, and weaker refining margins.
Marine transportation is inherently risky, and an incident involving loss or damage to a vessel, significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
Our vessels, crew and cargoes are at risk of being damaged, injured or lost because of events such as:

•marine disasters;
•bad weather or natural disasters;
•mechanical or electrical failures;
•grounding, capsizing, fire, explosions and collisions;
•piracy (hijacking and kidnapping);
•cyber-attack;
•acute-onset illness in connection with global or regional pandemics or similar public health crises;
•mental health of crew members;
•human error; and
•war and terrorism.

An accident involving any of our vessels could result in any of the following:

•significant litigation with our customers or other third parties;
•death or injury to persons, loss of property or damage to the environment and natural resources;
•delays in the delivery of cargo;
•liabilities or costs to recover any spilled oil and to restore the environment affected by the spill;
•loss of revenues from charters;
•liabilities or costs to recover any spilled oil or other petroleum products and to restore the eco-system affected by the spill;
•governmental fines, penalties, or restrictions on conducting business;
•higher insurance rates; and
•damage to our reputation and customer relationships generally.

Any of these events could have a material adverse effect on our business, financial condition, and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customer, which would, in turn, result in loss of revenues.
The COVID-19 pandemic is dynamic. The continuation of this pandemic, and the emergence of other epidemic or pandemic crises, could have material adverse effects on our business, results of operations, or financial condition.

The novel coronavirus pandemic is dynamic, including the development of variants of the virus, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic, and any future epidemic or pandemic crises, will result in direct and indirect adverse effects on our industry and customers, which in turn may impact our business, results of operations and financial condition. The pandemic has resulted and may continue to result in a significant decline in global demand for crude oil and petroleum products. As our business includes the transportation of oil and petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. COVID-19 has been a contributing factor to the decline in spot tanker rates and short-term time charter rates since mid-May 2020 and has also increased certain crewing-related costs, which has reduced our cash flows, and was a contributing factor to the non-cash write-down of certain of our tankers, as described in "Item 18 – Financial Statements: Note 19 - Write-down and Sale of Assets.”

Other effects of the current pandemic include, or may include, among others:
•disruptions to our operations as a result of the potential health impact on our employees and crew, and on the workforces of our customers and business partners;
•disruptions to our business from, or additional costs related to, new regulations, directives or practices implemented in response to the pandemic, such as travel restrictions (including for any of our onshore personnel or any of our crew members to timely embark or disembark from our vessels), increased inspection regimes, hygiene measures (such as quarantining and physical distancing) or increased implementation of remote working arrangements;
•potential delays in the loading and discharging of cargo on or from our vessels, and any related off hire due to quarantine, worker health or regulations, which in turn could disrupt our operations and result in a reduction of revenue;
•potential shortages or a lack of access to required spare parts for our vessels, or potential delays in any repairs to, scheduled or unscheduled maintenance or modifications, or dry docking of, our vessels (including the currently scheduled dry docks for 13 of our vessels in 2021), as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions;
•potential delays in vessel inspections and related certifications by class societies, customers or government agencies;
•potential reduced cash flows and financial condition, including potential liquidity constraints;
•reduced access to capital, including the ability to refinance any existing obligations, as a result of any credit tightening generally or due to declines in global financial markets, including to the prices of publicly-traded equity securities of us, our peers and of listed companies generally;
•a reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels;
•a decline in the market value of our vessels, which may cause us to (a) incur additional impairment charges or (b) breach certain covenants under our financing agreements (including our secured facility agreements and financial leases) relating to vessel-to-loan covenants; and
•potential deterioration in the financial condition and prospects of our customers or the third party owners whose ships we commercially manage, or attempts by charterers, suppliers or receivers to invoke force majeure contractual clauses as a result of delays or other disruptions.
Although disruption and effects from the COVID-19 pandemic may be temporary or moderated by expanding vaccine accessibility, given the dynamic nature of these circumstances and the worldwide nature of our business and operations, the duration of any potential business disruption and the related potential financial impact to us cannot be reasonably estimated at this time but could materially affect our business, results of operations and financial condition in the future.
Terrorist attacks, increased hostilities, political change, or war could lead to further economic instability, increased costs, and business disruption.

Terrorist attacks, and the current or future conflicts in Libya, Middle East, East Asia, South East Asia, West Africa and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and fund future growth. Recent hostilities in the Middle East especially among Qatar, Saudi Arabia, the United Arab Emirates, Yemen (Red Sea and Gulf of Aden Area), Iran and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.

In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks or warlike operations and our vessels could be targets of hijackers, terrorists, or warlike operations. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters which would harm our cash flow and business.
Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy incidents in the Southern Red Sea, Gulf of Aden and Indian Ocean, recently there have been increases in the frequency and severity of piracy incidents off the coast of West Africa and a resurgent risk of piracy and/or armed robbery in the Straits of Malacca, Sulu & Celebes Sea, Gulf of Mexico and surrounding waters. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which are incurred to the extent we employ on-board security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, hijacking as a result of an act of piracy against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Risks Related to Our Business
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

The United Kingdom exited the European Union (or EU) on January 31, 2020. On December 24, 2020, the United Kingdom reached a trade agreement with the EU. While the trade agreement did not impose any new tariffs or quotas on goods, there is a risk that the disruption of free movement between the United Kingdom and the EU could result in disruption of the exchange of people, business and services. As a result, uncertainty regarding the relationship between the United Kingdom and the EU following this exit may create economic instability in the United Kingdom and elsewhere, which could affect our operations, including our access to bank loans, and may lead to an adverse effect on our business. While we will seek to minimize associated risk by implementing mitigation plans, we cannot assure you that any such plans will be effective.
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

One of our principal strategies is to continue to grow by expanding our operations and adding vessels to our fleet. Our future growth will depend upon a number of factors, some of which are beyond our control. These factors include our ability to:

•identify suitable tankers or shipping companies for acquisitions or joint ventures;
•integrate successfully any acquired tankers or businesses with our existing operations; and
•obtain required financing for our existing and any new operations.

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

Our levels of vessel operating expenses depend upon a variety of factors, many of which are beyond our control. Some of these costs may increase in the future, and such increases would decrease our earnings and adversely affect our cash flows and financial condition.
Over time, the value of our vessels may decline, which could adversely affect our existing loans and finance leases, our ability to obtain new financing or our operating results.

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If the operation of a tanker is not profitable, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. As of December 31, 2020, our two credit facilities and our 14 obligations related to finance leases contain loan-to-value financial covenants tied to the value of the vessels that collateralize these credit facilities and the vessels related to the finance leases. We are required to maintain vessel value to outstanding loan and lease principal balance ratios ranging from 77.5%-125%. As at December 31, 2020, we were in compliance with these requirements. A decline in the market value of these tankers may result in a default of the applicable financing arrangement or may require us to prepay portions of the outstanding principal or pledge additional collateral to avoid a default. If we are unable to cure any such breach within the prescribed cure period in a particular financing facility, the relevant financiers could accelerate our debt or obligations under finance lease and foreclose on our vessels and other assets pledged as collateral or require an early termination of the credit facility or a finance lease. In certain circumstances, such a breach could result in cross-defaults under our other financing agreements. In addition, a significant decline in the market value of our tankers may prevent us from refinancing tankers with a similar amount of debt thereby requiring us to either reduce debt levels in facilities collateralized by the tankers or seek alternative financing structures.

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

Any acquisition of a vessel or business, such as our acquisition of the ship-to-ship (or STS) transfer business in July 2015 and Tanker Investments Ltd. (or TIL) in November 2017, may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. In addition, our acquisition growth strategy exposes us to risks that may harm our business, financial condition and operating results, including risks that we may:

•fail to realize anticipated benefits, such as new customer relationships, cost-savings or cash flow enhancements;
•be unable to hire, train or retain qualified shore and seafaring personnel to manage and operate our growing business and fleet;
•decrease our liquidity by using a significant portion of available cash or borrowing capacity to finance acquisitions;
•significantly increase our interest expense or financial leverage if we incur additional debt to finance acquisitions;
•incur or assume unanticipated liabilities, losses or costs associated with any vessels or businesses acquired;
•incur other significant charges, such as impairment of intangible assets, asset devaluation or restructuring charges; or
•be unable to resell our acquired assets, or any portion thereof, for what we would consider fair value as a result of conditions that are beyond our control.

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

The operating and financial restrictions and covenants in our revolving credit facilities, term loans, lease obligations and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:

•incur additional indebtedness and guarantee indebtedness;
•pay dividends or make other distributions or repurchase or redeem our capital stock;
•prepay certain debt;
•issue certain preferred shares or similar equity securities;
•make loans and investments;
•enter into a new line of business;
•incur or permit certain liens to exist;
•enter into transactions with affiliates;
•create unrestricted subsidiaries;
•transfer, sell, convey or otherwise dispose of assets;
•make certain acquisitions and investments;
•enter into agreements restricting our subsidiaries’ ability to pay dividends; and
•consolidate, merge or sell all or substantially all of our assets.

In addition, certain of our debt agreements and lease obligations require us to comply with certain financial covenants. Our ability to comply with covenants and restrictions contained in debt instruments and finance lease obligations may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any such events were to occur, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our financing agreements or indentures and we are unable to cure such breach within the prescribed cure period, our obligations may, at the election of the relevant financier, become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans available to us may terminate. In certain circumstances, this could lead to cross-defaults under our other financing agreements which in turn could result in obligations becoming due and commitments being terminated under such agreements. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans and finance leases or our need to sell assets or take other actions in order to meet our debt obligations.
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

We will be required to make substantial capital expenditures should we decide to increase the size of our fleet, including acquiring tankers from third parties. Our acquisitions may also include newbuildings. We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically pay 10% to 20% of the purchase price of a tanker upon signing the purchase contract, even though delivery of the completed vessel does not occur until much later (approximately two to three years from the order). To fund expansion capital expenditures, we may be required to use cash balances or cash from operations, incur borrowings or raise capital through the incurrence of debt or issuance of additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in obtaining the necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. In addition, issuing additional equity securities may result in significant shareholder ownership dilution.
Our substantial debt levels and obligations related to finance leases may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends.

As of December 31, 2020, our long-term debt was approximately $249.6 million and an additional $253.4 million was available to us under our revolving credit facility, and our obligations related to finance leases were approximately $360.0 million. In addition, we have a working capital loan facility, which provides borrowings of up to a maximum of $80 million of which $10 million was drawn and $32 million was available as at December 31, 2020. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facilities and working capital loan facility. Our level of debt could have important consequences to us, including the following:

•our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms, if at all;
•we will need a substantial portion of our cash flow to make principal and interest payments on our debt and lease payments on our obligations related to finance leases, reducing the funds that would otherwise be available for operations, business opportunities, share repurchases and dividends to our shareholders;
•our debt level makes us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and
•our debt level may limit our flexibility in responding to changing business and economic conditions.

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

If we are unable to access additional financing arrangements and generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•restructuring our debt;
•selling additional assets or equity interest in certain assets or our joint venture;
•not paying dividends;
•reducing, delaying or canceling business activities, acquisitions, investments or capital expenditures; or
•seeking bankruptcy protection.
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

Our primary liquidity needs in the next few years are to refinance loans as they mature and to make scheduled repayments of debt, in addition to paying debt service costs, dividends on equity as and if determined by our Board of Directors, scheduled repayments of obligations related to our finance leases, operating expenses and dry-docking and capital expenditures and funding general working capital requirements. We anticipate that our primary sources of funds in the next few years will be existing liquidity, cash flows from operations, equity issuances and long-term debt, finance leases or other sources of financing.
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

The operation of oil tankers and lightering support vessels and the transfer of oil is inherently risky. Although we carry hull and machinery (marine and war risks), protection and indemnity insurance, and other liability insurance, all risks may not be adequately insured against, and any particular claim may not be paid or paid in full. In addition, we do not carry insurance on our vessels covering the loss of revenues resulting from vessel off-hire time. Any significant unpaid claims or off-hire time of our vessels could harm our business, operating results and financial condition. Any claims covered by insurance would be subject to deductibles, and since it is possible that a large number of claims may be brought, the aggregate amount of these deductibles could be material. Certain of our insurance coverage is maintained through mutual protection and indemnity associations, and as a member of such associations we may be required to make additional payments over and above budgeted premiums if member claims exceed association reserves. In addition, the cost of this protection and indemnity coverage has significantly increased and may continue to increase. Even if our insurance coverage is adequate to cover our losses, we may not be able to obtain a timely replacement vessel in the event of a total loss of a vessel.

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

Changes in the insurance markets attributable to structural changes in insurance markets, economic factors, the impact of the COVID-19 global pandemic, outbreaks of other communicable diseases, terrorist attacks, environmental catastrophes or political changes may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage or be available only with restrictive terms.
Maritime claimants could arrest, or port authorities could detain, our vessels, which could interrupt our cash flow from these vessels.

Crew members, suppliers of goods and services to a vessel, shippers of cargo and other parties may be entitled to a maritime lien against that vessel for unsatisfied debts, claims or damages. In many jurisdictions, a maritime lienholder may enforce its lien by arresting a vessel through foreclosure proceedings. The arrest or attachment of one or more of our vessels could interrupt our cash flow and require us to pay large sums of funds to have the arrest or attachment lifted. In addition, in some jurisdictions, such as South Africa, under the “sister ship” theory of liability, a claimant may arrest both the vessel that is subject to the claimant’s maritime lien and any “associated” vessel, which is any vessel owned or controlled by the same owner. Claimants could try to assert “sister ship” liability against one vessel in our fleet or the RSAs in which we operate for claims relating to another of our ships. Also, port authorities may seek to detain our vessels in port, which could adversely affect our operating results or relationships with customers.
We depend on Teekay Corporation to assist us in operating our business and competing in our markets, and our business will be harmed if Teekay Corporation fails to assist us.

Pursuant to the terms of the Management Agreement, Teekay Shipping Ltd., as successor by merger to the initial manager, Teekay Tankers Management Services Ltd., and subsidiary of Teekay (or the Manager) provides various services to us. Our operational success and ability to execute our growth strategy depend significantly upon the satisfactory performance of these services by our Manager. Our business may be harmed if our Manager fails to perform these services satisfactorily, if it stops providing these services to us or if it terminates the Management Agreement, as it is entitled to do under certain circumstances. The circumstances under which we are able to terminate the Management

Agreement are limited and do not include mere dissatisfaction with our Manager’s performance. In addition, upon any termination of the Management Agreement, we may lose our ability to benefit from economies of scale in purchasing supplies and other advantages that we believe our relationship with Teekay Corporation provides. If Teekay Corporation suffers material damage to its reputation or relationships, it may harm our ability to:

•maximize revenues of our tankers;
•acquire new tankers or obtain new time charters;
•renew existing time charters upon their expiration;
•successfully interact with shipyards during periods of shipyard construction constraints;
•obtain financing on commercially acceptable terms; or
•maintain satisfactory relationships with suppliers and other third parties.

If our ability to do any of the things described above is impaired, it could have a material adverse effect on our business, results of operations and financial condition.
Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR. Significant increases in interest rates could adversely affect our profit margins, results of operations and our ability to service our debt. In accordance with our risk management policy, we use interest rate swaps on certain of our debt to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. However, any hedging activities entered into by us may not be effective in fully mitigating our interest rate risk from our variable rate indebtedness.
In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2020, that are sensitive to changes in interest rates, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".
Our failure to renew or replace fixed-rate charters could cause us to trade the related vessels in the spot market, which could adversely affect our operating results and make them more volatile.

As of December 31, 2020, nine of our tankers operated under fixed-rate time-charter contracts, seven charter contracts are scheduled to expire in 2021, and two are scheduled to expire in 2022. If upon their scheduled expiration or any early termination we are unable to renew or replace fixed-rate charters on favorable terms, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.
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
Our and many of our customers' substantial operations outside the United States expose us and them to political, governmental, and economic instability, which could harm our operations.

Because our operations and the operations of our customers are primarily conducted outside of the United States, they may be affected by economic, political and governmental conditions in the countries where we or our customers engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development, and production activities in these areas or restricting the pool of customers. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to pay dividends.

In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate, to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may limit trading activities with those countries or with customers, which could also harm our business and ability to pay dividends. For example, general trade tensions between the United States and China escalated in 2018 and continued through much of 2019, with the United States imposing a series of tariffs on China and China responding by imposing tariffs on United States products. Although during the last quarter of 2019, the United States and China negotiated an agreement to reduce trade tensions which became effective in February 2020, our business could be harmed by increasing trade protectionism or trade tensions between the United States and China, as well as any trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries.

In addition, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flows and financial results.
Use of LIBOR is currently scheduled to cease in the future, and interest rates on our LIBOR-based obligations may increase in the future.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. In March 2021, the UK Financial Conduct Authority, which regulates LIBOR, announced that it will cease the publication of LIBOR after December 31, 2021, with the exception of certain tenors of U.S. dollar LIBOR which will cease publication after June 30, 2023. It is unclear whether an extension will be granted or new methods of calculating LIBOR will be established such that it continues to exist after the scheduled expiration dates, or if alternative rates will be adopted. Global regulators are working with the financial sector to transition away from the use of LIBOR and towards the adoption of alternative reference rates. For example, the U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, is considering replacing U.S. dollar LIBOR with a new index calculated by short-term repurchase agreements, backed by Treasury securities (or SOFR). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market acceptance as a LIBOR replacement tool remains in question and there can be no assurance that the transition to a new benchmark rate or other financial metric will be an adequate alternative to LIBOR or produce the economic equivalent of LIBOR. As a result, it is not possible at this time to know the ultimate impact that a phase-out of LIBOR may have.

While our secured revolving credit facility agreement dated January 28, 2020 and secured term loan facility agreement dated August 11, 2020 each provides for an alternate method of calculating interest rates in the event that a LIBOR rate is unavailable, if LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, there may be adverse impacts on the financial markets generally and interest rates on borrowings under our revolving facilities and secured term loan facilities may be materially adversely affected. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. We cannot provide assurances that any hedging activities that we enter into will fully mitigate our interest rate risk from our variable rate indebtedness.

In addition, we may need to renegotiate certain LIBOR-based credit facilities or interest rate derivatives agreements, which could adversely impact our cost of debt. There can be no assurance that we will be able to modify existing documentation or renegotiate existing transactions before the discontinuation of LIBOR.
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

Conflicts of interest may arise between Teekay Corporation and its other affiliates, on the one hand, and us and our shareholders, on the other hand. As a result of these conflicts, Teekay Corporation may favor its own interests and the interests of its other affiliates over our interests and those of our shareholders. These conflicts include, among others, the following situations:

•our Chief Executive Officer and three of our current directors also serve as officers, directors or members of the senior leadership team of Teekay Corporation, and our Chief Financial Officer is employed by a subsidiary of Teekay Corporation. We have limited their fiduciary duties regarding corporate opportunities that may be attractive to both Teekay Corporation and us;
•our Manager, a subsidiary of Teekay Corporation, advises our Board of Directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional common stock and cash reserves, each of which can affect our ability to pay dividends to our shareholders and the amount of the performance fee payable to our Manager under the Management Agreement;
•our executive officers and those of our Manager do not spend all their time on matters related to our business; and
•our Manager will advise us of costs incurred by it and its affiliates that it believes are reimbursable by us.
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
Legal and Regulatory Risks
Past port calls by our vessels or third-party vessels participating in RSAs, to countries that are subject to sanctions imposed by the United States and the European Union could harm our business.

The United States has imposed sanctions on several countries or regions such as Cuba, North Korea, Syria, Sudan, Iran, Yemen, and Venezuela. The EU lifted its previously enacted sanctions on Iran in January 2016. At that time, the U.S. lifted its secondary sanctions on Iran, which applied to foreign persons but has retained its primary sanctions which apply to U.S. entities and their foreign subsidiaries. In the past, oil tankers owned or chartered-in by us, or third-party vessels participating in RSAs from which we derive revenue, made limited port calls to those countries for the loading and discharging of oil products. Those port calls did not violate U.S. or EU sanctions at the time, and we intend to maintain our compliance with all U.S. and EU sanctions. In addition, we have no future contracted loadings or discharges in any of those countries and intend not to enter into voyage charter contracts for the transport of oil to or from Iran or Syria.

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
Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK Criminal Finances Act and similar legislation in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (or the FCPA), the Bribery Act 2010 of the United Kingdom (or

the UK Bribery Act) and the Criminal Finances Act 2017 of the United Kingdom (the CFA). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption and anti-money laundering laws, including the FCPA, the UK Bribery Act and the CFA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions which are in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. The International Maritime Organization, the United Nations agency for maritime safety and the prevention of pollution by vessels (or the IMO) has also established progressive standards limiting emissions from ships starting from 2023 towards 2030 and 2050 goals. These and other laws or regulations may require significant additional capital expenditures or operating expenses in order for us to comply with the laws and regulations and maintain our vessels in compliance with international and national regulations.

The environmental and other laws and regulations applicable to us may affect the resale value or useful lives of our vessels, require a reduction in cargo capacity, ship modifications or operational changes or restrictions, lead to decreased availability of insurance coverage for environmental matters or result in the denial of access to certain jurisdictional waters or ports, or detention in, certain ports. Under local, national, and foreign laws, as well as international treaties and conventions, we could incur material liabilities, including cleanup obligations, if there is a release of petroleum or other hazardous substances from our vessels or otherwise in connection with our operations. We could also become subject to personal injury or property damage claims relating to the release of or exposure to hazardous materials associated with our operations. In addition, failure to comply with applicable laws and regulations may result in administrative and civil penalties, criminal sanctions or the suspension or termination of our operations, including, in certain instances, seizure or detention of our vessels. For further information about regulations affecting our business and the related requirements imposed on us, please read "Item 4 – Information on the Company: B. Business Overview – Regulations".
Climate change and greenhouse gas restrictions may adversely impact our operations and markets.

An increasing concern for, and focus on climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas emissions (including from various jurisdictions and the IMO). These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Compliance with these or other regulations and our efforts to participate in reducing greenhouse gas emissions could increase our compliance costs, require additional capital expenditures to reduce vessel emissions and may require changes to our business.

Our business includes transporting oil and oil products. Regulatory changes and growing public concern about the environmental impact of climate change may lead to reduced demand for our assets and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. We expect regulatory and consumer efforts aimed at combating climate change to intensify and accelerate. Although we do not expect demand for oil to decline dramatically over the short-term, in the long-term, climate change initiatives will likely significantly affect demand for oil and for alternatives. Any such change could adversely affect our ability to compete in a changing market and our business, financial condition and results of operations.
Increasing scrutiny and changing expectations from investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.

Companies across all industries are facing increasing scrutiny relating to their ESG policies. Investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants are increasingly focused on ESG practices and, in recent years, have placed increasing importance on the implications and social cost of their investments. The increased focus and activism related to ESG and similar matters may hinder access to capital, as investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with investor, lender or other industry stakeholder expectations and standards, which are evolving, or which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage and their business, financial condition and stock price may be adversely affected.

We may face increasing pressures from investors, lenders, customers and other market participants, which are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our existing and future investors and lenders remain invested in us and make further investments in us, or in order for customers to consider conducting future business with us, especially given our business of transporting oil and oil products. In addition, it is likely we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.

As a Marshall Islands corporation with our headquarters in Bermuda, and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

Finance ministers of the EU rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. Bermuda and the Marshall Islands were removed from the blacklist in May and October 2019, respectively. Subsequently, in February 2020, Bermuda and the Marshall Islands were "white-listed" by the EU and continue to remain on such list.

EU member states have agreed upon a set of measures, which they can choose to apply against the listed countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. EU legislation prohibits EU funds from being channeled or transited through entities in countries on the blacklist. Jurisdictions in which we operate could be put on the blacklist in the future.

We are a Marshall Islands corporation with our headquarters in Bermuda. A majority of our subsidiaries are Marshall Islands entities and certain our subsidiaries are either organized or registered in Bermuda. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. The Marshall Islands have also adopted similar economic substance requirements. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements and do not foresee that these requirements would have a material adverse effect on our business, financial condition and operating results. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.
Regulations relating to ballast water discharge which came into effect during September 2017 may adversely affect our operational results and financial condition.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention renewal survey, existing vessels constructed before September 8, 2017 are required to comply with updated applicable standards on or after September 8, 2019. For most vessels, compliance with the applicable standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. Ships constructed on or after September 8, 2017 are required to comply with the applicable standards on or after September 8, 2017. We are currently implementing ballast water management system upgrades on certain of our vessels in accordance with the required timelines imposed by the IMO. The cost of compliance with these regulations, including as a result of installing such systems, may be substantial and may adversely affect our results of operation and financial condition.

In addition to the requirements under the IMO, the United States Coast Guard (or USCG) has imposed mandatory ballast water management practices for all vessels equipped with ballast water tanks and entering U.S. waters. These USCG regulations may have the effect of restricting our vessels from entering U.S. waters, unless we equip our vessels with pre-approved BWTS management systems or receive authorization by a duly-issued permit or exemption.
Information and Technology Risks
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

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict, including with respect to evolving technologies such as cloud computing. The EU has adopted the General Data Privacy Regulation (or GDPR), a comprehensive legal framework to govern data collection, use and sharing and related consumer privacy rights, which took effect in May 2018. The GDPR includes significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.
Risks Related to an Investment in Our Securities
The superior voting rights of our Class B common stock held by Teekay Corporation limit our Class A common shareholders’ ability to control or influence corporate matters.

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

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the United States. In addition, a majority of our directors and officers are non-residents of the United States, and all or a substantial portion of the assets of these non-residents are located outside the United States. As a result, it may be difficult or impossible to bring an action against us or against these individuals in the United States. Even if successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict the enforcement of a judgment against us or our assets or our directors and officers.
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

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a “passive foreign investment company” (or PFIC) for such purposes in any taxable year in which, after taking into account the income and assets of the corporation and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value), either (i) at least 75% of its gross income consists of “passive income,” or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for any future taxable year if there were to be changes in our and our look-through subsidiaries’ assets, income or operations.

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

We, our joint venture or our subsidiaries are subject to tax in certain jurisdictions in which we, our joint venture or our subsidiaries are organized own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us, our joint venture or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, if we were not able to satisfy the requirements of the exemption from U.S. taxation under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the United States, the amount of which is not within our complete control. In addition, we may rely on an exemption to be deemed non-resident in Canada for Canadian tax purposes under subsection 250(6) of the Canada

Income Tax Act for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that are holding companies that have over half of the cost base of their investments in eligible international shipping subsidiaries and receive substantially all of their revenue as dividends from those eligible international shipping subsidiaries exempt under subsection 250(6).  If we were to cease to qualify for the subsection 250(6) exemption, we could be subject to Canadian income tax and also Canadian withholding tax on outbound distributions, which could have an adverse effect on our operating results.  In addition, to the extent Teekay Tankers Limited were to distribute dividends as a corporation determined to be resident in Canada, stockholders who are not resident in Canada for purposes of the Canada Income Tax Act would generally be subject to Canadian withholding tax in respect of such dividends paid by Teekay Tankers Limited.

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
Item 4.Information on the Company
A.History and Development of the Company
Teekay Tankers Ltd. (“we,” “us,” or “the Company”) is an international provider of marine transportation to global oil industries. We were formed as a Marshall Islands corporation in October 2007 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and natural gas industries. We completed our initial public offering on December 18, 2007 with an initial fleet of nine Aframax oil tankers which were transferred to us by Teekay Corporation.

Our tanker fleet size has increased from nine owned Aframax tankers in 2007 to 52 owned and leased tankers, three in-chartered tankers and one jointly-owned Very Large Crude Carrier (or VLCC) tanker as of December 31, 2020. The capacity of our tanker fleet has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 7,268,300 dwt as of December 31, 2020.

In July 2015, we acquired our STS transfer business from a company jointly-owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE. In addition to full service lightering and lightering support, this business also provided consultancy and LNG terminal management services. In April 2020, we sold the non-U.S. portion of our STS business, as well as our LNG terminal management business. Please read "Item 18 – Financial Statements: Note 19 - Write-down and Sale of Assets".

In May 2017, we completed the acquisition from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay Corporation, of the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns certain tanker commercial management and technical management operations.

In November 2017, we completed a merger with Tanker Investments Ltd. (or TIL) by acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange resulting in TIL becoming a wholly-owned subsidiary. Upon completion of the merger, we acquired TIL's fleet of ten Suezmax tankers, six Aframax tankers and two LR2 product tankers.

We sold two Aframax tankers in early-2021, three Suezmax tankers in 2020, one Suezmax tanker in 2019, three Aframax tankers and two Suezmax tankers in 2017 and two Medium Range (or MR) tankers in 2016. Please read "Item 18 – Financial Statements: Note 19 - Write-down and Sale of Assets". We completed a sale-leaseback financing transaction in 2019 relating to two Suezmax tankers, two sale-leaseback financing transactions in 2018 relating to eight Aframax tankers, one Suezmax tanker and one LR2 product tanker, and a sale-leaseback financing transaction in 2017 relating to four Suezmax tankers. Please read "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases".

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
B.Business Overview
Our primary business is to own oil and product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering contracts to reduce downside risks. In addition to our core business, we also provide STS support services, along with our tanker commercial management and technical management operations. We believe this improves our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these operational areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. On April 30, 2020, we completed the sale of the non-U.S. portion of our STS business and our LNG terminal management business. For additional information about the sale, please read "Item 18 - Financial Statements: Note 19 - Write-down and Sale of Assets".

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

Effective May 2018, we eliminated the payment of our minimum quarterly dividend of $0.24 per share ($0.96 per share annually) in order to preserve liquidity during the cyclical downturn of the tanker spot market. In November 2019, we transitioned away from the previous formulaic dividend policy, which was based on a payout of 30% to 50% of our quarterly adjusted net income, to primarily focus on building net asset value through balance sheet delevering and reducing the cost of capital. Any future dividends will be paid when, as and if determined by the Board of Directors. For additional information about our dividend policy, please read "Item 8 – Financial Information: Dividend Policy".

Under the supervision of our executive officers and Board of Directors, our operations are conducted in part by our subsidiaries who receive services from our Manager and its affiliates. In addition, our Manager provides various services to us under our long-term management agreement (the Management Agreement). Commencing October 1, 2018, we elected to provide our own commercial and technical services, and prior to this date, our Manager provided these services to us as required under the Management Agreement, which it did by subcontracting such services from our subsidiary, TTOL, and its affiliates. We pay our Manager certain fees and reimbursements for its services. In order to provide our Manager with an incentive to improve our operation and financial conditions, we have agreed to pay a performance fee to our Manager under certain circumstances, in addition to the basic fees provided in the Management Agreement. Please read "Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions—Management Agreement" for additional information about the Management Agreement.
Revenue by Segment
Please read "Item 18 – Financial Statements: Note 4 - Segment Reporting" for a breakdown of revenue by segment.
Our Fleet
The following table summarizes our fleet as at December 31, 2020:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	5	—	5
Aframax Tankers	3	—	3
Long Range 2 Product Tanker	1	—	1
Total Fixed-Rate Fleet (1)	9	—	9
Spot-rate:
Suezmax Tankers	21	—	21
Aframax Tankers (2) (3)	14	2	16
Long Range 2 Product Tankers	8	1	9
VLCC Tanker (4)	1	—	1
Total Spot Fleet	44	3	47
Total Tanker Fleet	53	3	56
Ship-to-Ship Support Vessels	—	3	3
Total Teekay Tankers Fleet	53	6	59
(1)Seven time-charter out contracts are scheduled to expire in 2021 and two time-charter out contracts are scheduled to expire in 2022.
(2)Includes two Aframax tankers, which were sold in early-2021.
(3)Excludes one newbuilding Aframax tanker, which is expected to be delivered to us in late-2022 under a seven-year time charter-in contract.
(4)We own one VLCC through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to "Item 18 - Financial Statements: Note 5 - Investment in and advances to Equity-Accounted Joint Venture").

The following table provides additional information about our owned and leased Suezmax oil tankers as of December 31, 2020, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Aspen Spirit	156,800	2009	Spot	—	—
Athens Spirit	158,500	2012	Time-charter	$45,000	Apr-21
Atlanta Spirit	158,700	2011	Spot	—	—
Baker Spirit	156,900	2009	Time-charter	$50,000	Apr-21
Barcelona Spirit	158,500	2011	Spot	—	—
Beijing Spirit	156,500	2010	Spot	—	—
Cascade Spirit	156,900	2009	Spot	—	—
Copper Spirit	156,800	2010	Spot	—	—
Dilong Spirit	159,000	2009	Spot	—	—
Jiaolong Spirit	159,000	2009	Spot	—	—
Kaveri Spirit	159,100	2004	Spot	—	—
London Spirit	158,500	2011	Spot	—	—
Los Angeles Spirit	159,200	2007	Spot	—	—
Montreal Spirit	150,000	2006	Spot	—	—
Moscow Spirit	156,500	2010	Spot	—	—
Pinnacle Spirit	160,400	2008	Time-charter	$44,000	May-21
Rio Spirit	158,400	2013	Time-charter	$44,000	Apr-21
Seoul Spirit	160,000	2005	Spot	—	—
Shenlong Spirit	159,000	2009	Spot	—	—
Summit Spirit	160,500	2008	Spot	—	—
Sydney Spirit	158,500	2012	Time-charter	$45,000	May-21
Tahoe Spirit	156,900	2010	Spot	—	—
Tianlong Spirit	159,000	2009	Spot	—	—
Tokyo Spirit	150,000	2006	Spot	—	—
Vail Spirit	157,000	2009	Spot	—	—
Zenith Spirit	160,500	2009	Spot	—	—
Total Capacity	4,101,100

The following table provides additional information about our owned and leased Aframax oil tankers as of December 31, 2020, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Americas Spirit	111,900	2003	Spot	—	—
Australian Spirit	111,900	2004	Spot	—	—
Axel Spirit	115,400	2004	Spot	—	—
Blackcomb Spirit	109,000	2010	Spot	—	—
Emerald Spirit	109,100	2009	Time-charter	$27,500	May-22
Erik Spirit	115,500	2005	Spot	—	—
Esther Spirit	115,400	2004	Spot	—	—
Everest Spirit	115,000	2004	Spot	—	—
Explorer Spirit (1)	105,800	2008	Spot	—	—
Garibaldi Spirit	109,000	2009	Spot	—	—
Helga Spirit	115,500	2005	Spot	—	—
Matterhorn Spirit	114,800	2005	Spot	—	—
Navigator Spirit (1)	105,800	2008	Spot	—	—
Peak Spirit	104,600	2011	Time-charter	$23,750	Jun-22
Tarbet Spirit	107,500	2009	Spot	—	—
Whistler Spirit	109,100	2010	Spot	—	—
Yamato Spirit	107,600	2008	Time-charter	$18,700	Oct-21
Total Capacity	1,882,900
(1)In February 2021, we entered into agreements to sell the Explorer Spirit and the Navigator Spirit, which were delivered to the buyer in March 2021.

The following table provides additional information about our owned and leased LR2 product tankers as of December 31, 2020, seven of which are Bahamian-flagged and two of which are Marshall Islands-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Donegal Spirit	105,600	2006	Spot	—	—
Galway Spirit	105,600	2007	Spot	—	—
Hovden Spirit	105,300	2012	Spot	—	—
Leyte Spirit	109,700	2011	Spot	—	—
Limerick Spirit	105,600	2007	Spot	—	—
Luzon Spirit	109,600	2011	Spot	—	—
Sebarok Spirit	109,600	2011	Time-charter	$29,000	Apr-21
Seletar Spirit	109,000	2010	Spot	—	—
Trysil Spirit	105,300	2012	Spot	—	—
Total Capacity	965,300

The following table provides additional information about our VLCC oil tanker as of December 31, 2020, which is Hong Kong-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hong Kong Spirit (1)	319,000	2013	Spot	—	—
(1)The VLCC vessel, Hong Kong Spirit, is owned through a 50/50 joint venture and is employed in a spot market pool managed by a third party.

Please read Note 9 - Long-Term Debt and Note 10 - Operating Leases and Obligations Related to Finance Leases included in "Item 18 – Financial Statements" included in this Annual Report for information with respect to major encumbrances against our vessels.

Business Strategies
Our primary business strategies include the following:

•Expand our fleet through accretive acquisitions. Since our initial public offering, we have purchased 21 tankers from Teekay Corporation, acquired 18 tankers resulting from the merger with TIL, purchased 17 tankers from third parties and purchased two tankers from Altera Infrastructure L.P. (formerly known as Teekay Offshore Partners L.P.) (or Altera). In the future, we anticipate growing our fleet primarily through acquisitions of tankers from third parties, by securing additional in-chartered vessels and by ordering newbuildings.
•Tactically manage our mix of spot, fixed-rate and full service lightering contracts. We employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate contracts to reduce downside risks. We believe that our experience operating through cycles in the tanker spot market will assist us in employing this strategy to maximize operating results.
•Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. We believe that energy companies and oil traders seek transportation partners that have a reputation for high reliability, safety, environmental and quality standards. We leverage our reputation and operational expertise to further expand these relationships with consistent delivery of superior customer service.
Our Chartering Strategy and Participation in the Vessel Revenue Sharing Agreements
Chartering Strategy. We operate our vessels in the spot market, under time charter contracts of varying lengths and under FSL contracts, in an effort to maximize cash flow from our vessels based on our outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2020, a total of 43 of our owned and leased vessels and three time-chartered in vessels operated in the spot market through employment on spot voyage charters. Our mix of vessels trading in the spot market, providing lightering services in the U.S. Gulf (or USG), or subject to fixed-rate time charters will change from time to time. We also may seek increase or decrease our exposure to the freight market through the use of freight forward agreements or other financial instruments.

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
Full Service Lightering. FSL is the process of transferring cargo between vessels, typically of different sizes. Our lightering capability leverages access to our Aframax fleet operating in the USG and our offshore lightering support acumen to provide full service lightering. Our customers include oil companies and trading companies that are importing or exporting crude oil in the USG to or from larger Suezmax and VLCC vessels which are port restricted due to their size. We believe that our full service lightering in the USG will provide additional base cargo volume complementary to our spot trading in the Caribbean to the USG market and allow us to better optimize the deployment of the fleet that we trade in this region through enhanced scheduling flexibility, higher utilization and higher average revenues.
Revenue Sharing Agreements

We and certain third party vessel owners have entered into RSAs. As of December 31, 2020, 21 of the Suezmax tankers, 12 of the Aframax tankers and six of the LR2 product tankers in our fleet, as well as 18 vessels not in our fleet owned by third parties, were subject to RSAs. The vessels subject to the RSAs are employed and operated in the spot market or pursuant to time charters of less than one year.

The RSAs are designed to spread the costs and risks associated with operation of vessels and to share the net revenues earned by all of the vessels in the RSA, based on the actual earning days each vessel is available and the relative performance capabilities, including speed and bunker consumption of each vessel. The calculation of performance capabilities of each vessel is adjusted on standard intervals based on current data. Our share of the net revenues includes additional amounts, consisting of a per vessel per day fee and a percentage of the gross revenues related to the vessels not in our fleet owned by third-parties, based on our responsibilities in employing the vessels subject to the RSAs on voyage charters or time-charters.

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

Ship-to-Ship Support Services

An STS support operation is the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway. Demand for STS support services is often driven by oil market arbitrages and oil traders optimizing their cost per ton-mile on cargoes. The provision of ship-to-ship services may be required by our customers when blending cargos, breaking bulk cargo shipments, and optimizing opportunities when the oil market is in contango, which may use floating storage as a more cost-effective solution to onshore storage.

In April 2020, we completed the sale of the non-U.S. portion of our STS business. Please read "Item 18 - Financial Statements: Note 19 - Write-down and Sale of Assets".
Industry and Competition
We compete in the Suezmax (125,000 to 199,999 dwt) and Aframax (85,000 to 124,999 dwt) crude oil tanker markets. Our competition in the Aframax and Suezmax markets is affected by the availability of other size vessels that compete in these markets. Suezmax size vessels and Panamax (55,000 to 84,999 dwt) size vessels can compete for many of the same charters for which our Aframax tankers compete; Aframax size vessels and VLCCs (200,000 to 319,999 dwt) can compete for many of the same charters for which our Suezmax tankers may compete. Because of their large size, VLCCs and Ultra Large Crude Carriers (or ULCCs) (320,000+ dwt) rarely compete directly with Aframax tankers, and ULCCs rarely compete with Suezmax tankers for specific charters. However, because VLCCs and ULCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

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

As of December 31, 2020, we remain one of three active STS lightering businesses in the U.S. Gulf Coast. We are one of the two providers in this group who provides a complete full service STS offering, which includes the availability of Aframax tonnage to provide shipment between shore and offshore. USG lightering trade has a steady foundation of demand due to traditional imports into the United States to serve U.S. Gulf Coast refinery demand. Although imports of crude oil into the United States have declined as a result of rising domestic crude oil production since 2018, we believe that the current demand for import lightering has stabilized and is consistent with the dependency which U.S. refiners have on foreign oil that is most economically transported on larger VLCC and Suezmax vessels into the U.S. Gulf Coast. At the end of 2020, export lightering comprised about 50% of total volume lightered in the USG. Although the ongoing COVID-19 global pandemic has significantly reduced oil demand, following the moderation or end of the pandemic, we expect that the United States will continue to project growth in crude production and exports, which we anticipate will result in an increase in export lightering demand as shippers look to export crude oil to Asia on larger size vessels, including VLCC and Suezmax vessels. Although the ports of Houston and Corpus Christi, Texas are now able to accommodate a VLCC at berthside for direct loading, draft restrictions will still require offshore top off STS loading for those vessels to lift their full capacity. Overall port congestion at these locations will create an opportunity for the offshore lightering industry to absorb incremental U.S. crude output which the current deep berths are not able to accommodate efficiently.

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

Oil has been one of the world’s primary energy sources for a number of decades. The International Energy Agency (or IEA) estimated that oil consumption decreased substantially in 2020 as a result of demand destruction caused by the COVID-19 global pandemic. However, oil demand is expected to recover in 2021.

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

Oil Tanker Supply. New Aframax, Suezmax and LR2 tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. As of December 31, 2020, the world Aframax crude tanker fleet consisted of 670 vessels, with an additional 54 Aframax crude oil tanker newbuildings on order for delivery through 2023; the world Suezmax crude tanker fleet consisted of 590 vessels, with an additional 61 Suezmax crude oil tanker newbuildings on order for delivery through 2023; the world LR2 product tanker fleet consisted of 383 vessels, and with an additional 49 LR2 product tanker newbuildings on order through 2023. Currently, delivery of a vessel typically occurs within two to three years after ordering.

The supply of oil tankers is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage. The level of newbuilding orders is primarily a function of newbuilding prices in relation to current and prospective charter market conditions. Other factors that affect tanker supply are the availability of financing and shipyard capacity. The level of vessel scrapping activity is primarily a function of scrapping prices in relation to current and prospective charter market conditions and operating, repair and survey costs. Industry regulations also affect scrapping levels. Please read “Regulations” below. Demand for drybulk vessels and floating storage off-take units, to which tankers can be converted, strongly affects the number of tanker conversions.

For more than a decade, there has been a significant and ongoing shift toward quality in vessels and operations, as charterers and regulators increasingly focus on safety and protection of the environment. Since 1990, there has been an increasing emphasis on environmental protection through legislation and regulations such as OPA 90, IMO regulations and protocols, and classification society procedures that demand higher quality tanker construction, maintenance, repair and operations. We believe that operators with a proven ability to integrate these required safety regulations into their operations have a competitive advantage.
Safety, Management of Ship Operations and Administration
Safety and Environmental Compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, and to minimize the impact on the environment and society. We seek to effectively manage risk in the organization using a three-tiered approach at an operational, management and corporate level, enabling a clear line of sight throughout the organization. All of our operational employees receive training in the use of risk tools and the management system. We also have an approved competency management system in place to ensure our seafarers continue their professional development and are competent before being promoted to more senior roles.

We believe in continuous improvement, which has seen our safety and environmental culture develop over a significant time period. Health, Safety and Environmental Program milestones include the roll-out of our Environmental Leadership Program (2005), Safety in Action (2007), Quality Assurance and Training Officer Program (2008), Operational Leadership-The Journey (2010), E-Colours (2014), Significant Incident Potential (2015), Navigation Handbook (2016), Risk Tool Handbook (2017), Safety Management System upgrade (2018), and our recently revised Operational Leadership-The Journey. The Operational Leadership booklet sets out our operational expectations and responsibilities and contains our safety commitments, environmental commitments, leadership commitments and our Health, Safety, Security and Environmental & Quality Assurance Policy, which is signed by all employees and empowers them to work safely, to live Teekay’s vision, and to look after one another.

We, through our subsidiaries and affiliates, provide technical management services for some of our vessels. We have obtained through Det Norske Veritas Germanischer Lloyd (or DNV-GL), the Norwegian classification society, approval of our safety management system as being in compliance with the International Safety Management Code (or ISM Code), and this system has been implemented for all of our vessels. As part of our ISM Code compliance, all of the vessels’ safety management certificates are maintained through ongoing internal audits performed by certified internal auditors and intermediate audits performed by DNV-GL.

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

We provide, through our subsidiaries and affiliates, expertise in various functions critical to our operations and access to human resources, financial and other administrative functions. Critical ship management functions include:

•vessel maintenance (including repairs and dry docking) and certification;
•crewing by competent seafarers;
•purchasing of stores, bunkers and spare parts;

•shipyard supervision;
•insurance; and
•financial management services.

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

Since 2010, Teekay Corporation has produced a publicly-available sustainability report that reflects the efforts, achievements, results and challenges faced by Teekay Corporation and its affiliates, including us, relating to several key areas, including emissions, climate change, corporate social responsibility, diversity and health, safety environment and quality. Teekay recognizes the significance of Environmental, Social and Governance considerations and in 2020 set an ESG strategy foundation which will direct our efforts and performance in the years ahead. Teekay's strategy is focused on three broad areas; allocate capital to support the global energy transition, operate our existing fleets as safely and efficiently as possible and further strengthen our ESG profile. Annual targets are set for the organization and are closely monitored.
Risk of Loss, Insurance and Risk Management
The operation of any ocean-going vessel and the performance of ship-to-ship transfer operations carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation and transfer/lightering of crude oil and petroleum products is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts, whether relating to us or any of our joint venture partners, suppliers or customers. The occurrence of any of these events may result in loss of revenues or increased costs.

We carry hull and machinery (marine and war risks), protection and indemnity insurance coverage, and other liability insurance, to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism). None of our vessels are insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience.

We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution. In addition, the cost of protection and indemnity insurance has significantly increased during 2021.

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

The applicable classification society certifies that the vessel’s design and build conforms to the applicable class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained as per those rules. To validate this, the vessels are surveyed by the classification society in accordance with the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period, the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel.

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

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists, and members of our QATO program. We typically carry out regular inspections, which help us to ensure that:

•our vessels and operations adhere to our operating standards;
•the structural integrity of the vessel is being maintained;
•machinery and equipment are being maintained to give reliable service;
•we are optimizing performance in terms of speed and fuel consumption; and
•our vessels' appearance supports our brand and meets customer expectations.

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

Overall, we believe that our well-maintained, and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.
Regulations
General
Our business and the operation of our vessels are significantly affected by international conventions and national, state, and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business and that may materially affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses, and certificates for our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on several factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.
International Maritime Organization
The IMO is the United Nations’ agency for maritime safety and prevention of pollution. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations, and subject to limited exceptions, a tanker must be of double-hull construction as per the requirements set out in these regulations or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.

Many countries, but not the United States, have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC). Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by the discharge of persistent oil (e.g., crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law governs, and liability is imposed either based on fault or in a manner similar to the CLC.

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, and the International Convention on Load Lines of 1966. SOLAS provides rules for the construction of and the equipment required for commercial vessels and includes regulations for their safe operation. Flag states, which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

SOLAS and other IMO regulations concerning safety, including those relating to treaties on the training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, apply to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and other regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the USCG and EU authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and EU ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we obtain a safety management certificate for each newbuilding on delivery.

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

Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016, and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. Tier III limits are 80% below Tier I and these cannot be achieved without additional means such as Selective Catalytic Reduction (or SCR). In October 2016 the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement will be applicable for new ships constructed on or after January 1, 2021, if they visit the Baltic or the North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.

Effective January 1, 2020, Annex VI imposed a global limit for sulfur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. To comply with this new standard, ships may utilize different fuels containing low or zero sulfur (e.g. LNG, low sulfur heavy fuel oil (or LSHFO), low sulfur marine gas oil (or LSMGO), biofuels or other compliant fuels), or utilize exhaust gas cleaning systems, known as “scrubbers”. Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulfur emission requirements (e.g. scrubbers) became effective January 1, 2019. We have implemented procedures to comply with the 2020 sulfur limit. We switched to burning compliant low sulfur fuel before the January 1, 2020 implementation date; we have not installed any scrubbers on our fleet. Although the IMO has issued ISO 8217:2017 and PAS 23263:19, at present, neither the IMO nor the International Organization for Standardization has implemented globally accepted quality standards for 0.50% m/m fuel oil. We intend, and where applicable, expect our charterers to procure 0.50% m/m fuel oil from top tier suppliers. However, until such time that a globally accepted quality standard is issued, the quality of 0.50% m/m fuel oil that is supplied to the entire industry (including in respect of our vessels) is inherently uncertain. Low quality or a lack of access to high-quality low sulfur fuel may lead to a disruption in our operations (including mechanical damage to our vessels), which could impact our business, financial condition, and results of operations.

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that make the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessel's Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data. This has been verified as compliant on all ships for calendar year 2019. The data collection period for the 2020 calendar year has been completed, and the verification of the data is on-going. A Confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept on board.

IMO regulations required that as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. Certain modifications were necessary to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). Also, LSMGO is more expensive than HFO and this could impact the costs of operations. We are primarily exposed to increased fuel costs through our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas comply with applicable fuel requirements.

The IMO has issued guidance regarding protecting against acts of piracy off the coast of Somalia. We comply with these guidelines.

IMO Guidance for countering acts of piracy and armed robbery is published by the IMO’s Maritime Safety Committee (or MSC). MSC.1/Circ.1339 (Piracy and armed robbery against ships in waters off the coast of Somalia) outlines Best Management Practices for Protection against Somalia based Piracy. Specifically, MSC.1/Circ.1339 guides shipowners and ship operators, shipmasters, and crews on preventing and suppressing acts of piracy and armed robbery and was adopted by the IMO through Resolution MSC.324(89). The Best Management Practices (or BMP) is a joint industry publication by BIMCO, ICS, IGP&I Clubs, INTERTANKO and OCIMF. Version 5 is the latest BMP. Our fleet follows the guidance within BMP 5 when transiting in other regions with recognized threat levels for piracy and armed robbery, including West Africa.

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. The IMO’s MEPC agreed to a compromise on the implementation dates for the D-2 discharge standard: ships constructed on or after September 8, 2017 must comply with the D-2 standard upon delivery. Existing ships should be D-2 compliant on the first IOPP renewal following the entry into force if the survey is completed on or after September 8, 2019, or a renewal IOPP survey was completed on or after September 8, 2014 but before September 8, 2017. Ships should be D-2 compliant on the second IOPP renewal survey after September 8, 2017 if the first renewal survey after that date was completed before September 8, 2019, and if the previous two conditions are not met. Vessels will be required to meet the discharge standard D-2 by installing an approved BWTS. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type approved BWTS which is compliant with USCG regulations. The USCG has approved several BWTSs both nationally and internationally, out of which Alfa Laval (Sweden), Ocean Saver (Norway) and Sunrui (China) are under Teekay’s approved list for retrofit. We estimate that the installation of approved BWTS will cost between $1.5 million and $2 million per vessel between the years 2021 and 2023.

As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 litres. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 were required to comply no later than July 1, 2019. As of December 31, 2020, all of our vessels are in compliance with these requirements.

Cyber-related risks are operational risks that are appropriately assessed and managed as per the safety management requirements of the ISM Code. Cyber risks are required to be appropriately addressed in our safety management system no later than the first annual verification of the company's Document of Compliance after January 1, 2021.

The Maritime Labour Convention (MLC) 2006 was adopted by the International Labour Conference at its 94th (Maritime) Session (2006), establishing minimum working and living conditions for seafarers. The convention entered into force August 20, 2013, with further amendments approved by the International Labour Conference at its 103rd Session (2014). The MLC establishes a single, coherent instrument embodying all up-to-date standards of existing international maritime labour conventions and recommendations, as well as the fundamental principles to be found in other international labour conventions. All of our maritime labour contracts comply with the MLC.

The IMO continues to review and introduce new regulations and as such, it is difficult to predict what additional requirements, if any, may be adopted by the IMO and what effect, if any, such regulations might have on our operations.
European Union (or EU)
The EU has adopted legislation that: bans from European waters manifestly sub-standard vessels (defined as vessels that have been detained twice by EU port authorities in the preceding two years); creates obligations on the part of EU member port states to inspect minimum percentages of vessels using these ports annually; provides for increased surveillance of vessels posing a high risk to maritime safety or the marine environment; and provides the EU with greater authority and control over classification societies, including the ability to seek to suspend or revoke the authority of negligent societies.

Two regulations that are part of the implementation of the Port State Control Directive came into force on January 1, 2011, and introduced a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will, in turn, be subject to a greater frequency of official inspections to their vessels.

The EU has, by way of Directive 2005/35/EC, as amended by Directive 2009/123/EC, created a legal framework for imposing criminal penalties in the event of discharges of oil and other noxious substances from ships sailing in its waters, irrespective of their flag. This relates to discharges of oil or other noxious substances from vessels. Minor discharges shall not automatically be considered as offences, except where repetition leads to deterioration in the quality of the water. The persons responsible may be subject to criminal penalties if they have acted with intent, recklessly or with serious negligence and the act of inciting, aiding and abetting a person to discharge a polluting substance may also lead to criminal penalties.

The EU has adopted a Directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted similar regulations.

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU-MRV regulations. These regulations came into force on July 1, 2015 and aim to reduce greenhouse gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their CO2 emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Teekay Corporation signed an agreement with DNV-GL for monitoring, verification and reporting as required by this regulation. We are presently using IMOS/Veslink forms which will have smooth interface with DNV-GL. The reporting period for the 2019 calendar year has been completed and emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS Database. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed on board.

The EU Ship Recycling Regulation aims to prevent, reduce, and minimize accidents, injuries and other negative effects on human health and the environment when ships are recycled and the hazardous waste they contain is removed. The legislation applies to all ships flying the flag of an EU country and to vessels with non-EU flags that call at an EU port or anchorage. It sets out responsibilities for ship owners and recycling facilities both in the EU and in other countries. Each new ship must have onboard an inventory of the hazardous materials (such as asbestos, lead or mercury) it contains in either its structure or equipment. The use of certain hazardous materials is forbidden. Before a ship is recycled, its owner must provide the company carrying out the work with specific information about the vessel and prepare a ship recycling plan. Recycling may only take place at facilities listed on the EU ‘List of facilities’.

The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged newbuildings were required to have on-board a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance by December 31, 2018, existing EU-flagged vessels and non-EU-flagged vessels calling at EU ports are required to have on-board a verified IHM with a Statement of Compliance by December 31, 2020. We contracted a class-approved HazMat expert company, Poly NDT Pte Ltd., to assist in the preparation of Inventory of Hazardous Materials and obtaining Statements of Compliance for its vessels. The EU Commission adopted a European List of approved ship recycling facilities, as well as four further decisions dealing with certification and other administrative requirements set out in the Regulation. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Hong Kong Convention is not yet ratified.

United States
The United States has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through the Oil Pollution Act of 1990 (or OPA 90) and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, operators, and bareboat charterers whose vessels trade to the United States or its territories or possessions or whose vessels operate in United States waters, which include the U.S. territorial sea and the 200-mile exclusive economic zone around the United States. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators, or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on vessels might fall within its scope.

Under OPA 90, vessel owners, operators and bareboat charterers are “responsible parties” and are jointly, severally and strictly liable (unless the oil spill results solely from the act or omission of a third party, an act of God or an act of war and the responsible party reports the incident and reasonably cooperates with the appropriate authorities) for all containment and clean-up costs and other damages arising from discharges or threatened discharges of oil from their vessels. These other damages are defined broadly to include:

•natural resources damages and the related assessment costs;
•real and personal property damages;
•net loss of taxes, royalties, rents, fees and other lost revenues;
•lost profits or impairment of earning capacity due to property or natural resources damage;
•net cost of public services necessitated by a spill response, such as protection from fire, safety, or health hazards; and
•loss of subsistence use of natural resources.
OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by a violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the United States is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations. We currently maintain for each of our vessels pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition, and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our tankers are double-hulled.

OPA 90 also requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The USCG has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty, or an alternative method subject to approval by the USCG. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the United States against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the USCG regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade into the United States in the future, we expect to obtain guaranties from third-party insurers.

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

Owners or operators of vessels, including tankers operating in U.S. waters, are required to file vessel response plans with the USCG, and their tankers are required to operate in compliance with their USCG approved plans. Such response plans must, among other things:

•address a “worst case” scenario and identify and ensure, through contract or other approved means, the availability of necessary private response resources to respond to a “worst-case discharge”;
•describe crew training and drills; and
•identify a qualified individual with full authority to implement removal actions.
All our vessels have USCG-approved vessel response plans. Also, we conduct regular oil spill response drills as per the guidelines set out in OPA 90. The USCG has announced it intends to propose similar regulations requiring certain vessels to prepare response plans for the release of hazardous substances. Similarly, we also have California Vessel Contingency Plans onboard vessels which are likely to call ports in the State of California.

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

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” (or VGP) and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates USCG requirements for ballast water exchange and includes specific technology-based requirements for vessels as well as an implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2016, depending on the vessel size. The Vessel Incidental Discharge Act (or VIDA) became effective on December 4, 2018 and establishes a new framework for the regulation of vessel incidental discharges under the CWA. In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology based. Two years thereafter, the USCG is required to develop corresponding implementation, compliance, and enforcement regulations. These may include requirements governing the design, construction, testing, approval, installation and use of devices to achieve the EPA national standards of performance (or NSPs). Under VIDA, all provisions of the VGP remain in force and effect as currently written until the USCG regulations are finalized. Vessels that are constructed after December 1, 2013, are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the VGP gets reissued, however, the provisions of the 2013 VGP, as currently written, will apply beyond 2018 until the EPA publishes new NSPs, and the USCG develops implementing regulations for those NSPs. This could take up to four years. On October 26, 2020, the EPA’s Notice of Proposed Rulemaking – Vessel Incidental Discharge National Standards of Performance – was published in the Federal Register for public comment. The proposed rule is aimed at reducing the environmental impact of discharges, such as ballast water, that are incidental to the normal operation of commercial vessels. When finalized, this new rule is expected to streamline the current patchwork of federal, state, and local requirements that apply to commercial vessels and better protect US waters.

Since January 1, 2014, the California Air Resources Board has required that vessels that burn fuel within 24 nautical miles of California burn fuel with 0.1% sulfur content or less.
China
China previously established ECAs in the Pearl River Delta, Yangtze River Delta and Bohai Sea, which took effect on January 1, 2016. The Hainan ECA took effect on January 1, 2019. From January 1, 2019, all the ECAs have merged, and the scope of Domestic Emission Controls Areas (or DECAs) were extended to 12 nautical miles from the coastline, covering the Chinese mainland territorial coastal areas as well as the Hainan Island territorial coastal waters. From January 1, 2019, all vessels navigating within the Chinese mainland territorial coastal DECAs and at berths are required to use marine fuel with sulfur content of maximum 0.50% m/m. As per the new regulation, ships can also use alternative methods such as an Exhaust Gas Scrubber, LNG or other clean fuel that reduces the SOx to the same level or lower than the maximum required limits of sulfur when using fossil fuel in the DECA areas or when at berth. All the vessels without an exhaust gas cleaning system entering the emission control area are only permitted to carry and use the compliant fuel oil specified by the new regulation.
From July 1, 2019, vessels engaged on international voyages (except tankers) that are equipped to connect to shore power must use shore power if they berth for more than three hours (or for more than two hours for inland river control area) in berths with shore supply capacity in the coastal control areas.
From January 1, 2020, all vessels navigating within the Chinese mainland territorial coastal DECAs should use marine fuel with a maximum 0.5% m/m sulfur cap. All vessels entering China inland waterway emission control areas are to use the fuel oil with sulfur content not exceeding 0.1% m/m. Any vessel using or carrying non-compliant fuel oil due to the non-availability of compliant fuel oil is to submit a fuel oil non-availability report to the China Maritime Safety Administration (or CMSA) of the next arrival port before entering waters under the jurisdiction of China.
From March 1, 2020, all vessels entering waters under the jurisdiction of the People’s Republic of China are prohibited to carry fuel oil of sulfur content exceeding 0.50% m/m on board ships. Any vessel carrying non-compliant fuel oil in the waters under the jurisdiction of China is to:
•discharge the non-compliant fuel oil; or
•as permitted by the CMSA of calling port, to retain the non-compliant fuel oil on board with a commitment letter stating it will not be used in waters under the jurisdiction of China.
New Zealand
New Zealand's Craft Risk Management Standard (or CRMS) requirements are based on the IMO's guidelines for the control and management of ships' biofouling to minimize the transfer of invasive aquatic species.
Marine pests and diseases brought in on vessel hulls (or biofouling) are a threat to New Zealand's marine resources. From May 15, 2018, all vessels arriving in New Zealand need to have a clean hull. Vessels staying up to 20 days and only visiting designated ports (places of first arrival) will be allowed a slight amount of biofouling. Vessels staying longer and visiting other places will only be allowed a slime layer and goose barnacles.
Republic of Korea
The Korean Ministry of Oceans and Fisheries announced an air quality control program that defines selected South Korean ports and areas as ECAs. The ECAs cover Korea’s five major port areas: Incheon, Pyeongtaek & Dangjin, Yeosu & Gwangyang, Busan and Ulsan. From September 1, 2020, ships at berth or at anchor in the new Korean ECAs must burn fuel with a maximum sulfur content of 0.10%. Ships must switch to compliant fuel within one hour of mooring/anchoring and burn compliant fuel until not more than one hour before departure. From January 1, 2022, the requirements will be expanded, and the 0.10% sulfur limit will apply at all times while operating within the ECAs.

A Vessel Speed Reduction Program has also been introduced as a part of an air quality control program on a voluntary compliance basis to certain types of ships (crude, chemical and LNG carriers) calling at ports Busan, Ulsan, Yeosu, Gwangyang and Incheon.
India
On October 2, 2019, the Government of India urged its citizens and government agencies to take steps towards phasing out single-use plastics (or SUP). As a result, all shipping participants operating in Indian waters are required to contribute to the Indian government’s goal of phasing out SUPs.
The Directorate General of Shipping, India (or DGS) has mandated certain policies as a result, and in order to comply with these required policies, all cargo vessels are required as of January 31, 2020 to prepare a vessel-specific Ship Execution Plan (or SEP) detailing the inventory of all SUP used on board the vessel and which has not been exempted by DGS. This SEP will be reviewed to determine the prohibition of SUP on the subject vessel.
Vessels will be allowed to use an additional 10% of SUP items in the SEP that have not been prohibited. Amendments to the finalized SEP are discouraged save for material corrections.
Foreign vessels visiting Indian ports are not allowed to use prohibited items while at a place or port in India. However, these items are allowed to be on board provided they are stored at identified locations. SEPs are also required to detail the prevention steps that will be implemented during a vessel’s call at an Indian port to prevent unsanctioned usage of SUPs. This includes the preparation and use of a deck and official log entry identifying all SUP items on board the vessel.
Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Under the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of GHGs. In December 2009, more than 27 nations, including the United States, entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015 the Paris Agreement was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with GHG emission reduction measures and targets from 2020 to limit the global temperature increases to well below 2˚ Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing GHG emissions from shipping.
In July 2011, the IMO adopted regulations imposing technical and operational measures for the reduction of GHG emissions. These new regulations formed a new chapter in MARPOL Annex VI and became effective on January 1, 2013. The new technical and operational measures include the “Energy Efficiency Design Index” (or the EEDI), which is mandatory for newbuilding vessels, and the “Ship Energy Efficiency Management Plan”, which is mandatory for all vessels. In October 2016, the IMO’s Marine Environment Protection Committee (or MEPC) adopted updated guidelines for the calculation of the EEDI. In October 2014, the IMO’s MEPC agreed in principle to develop a system of data collection regarding fuel consumption of ships. In October 2016, the IMO adopted a mandatory data collection system under which vessels of 5,000 gross tonnages and above are to collect fuel consumption and other data and to report the aggregated data so collected to their flag state at the end of each calendar year. The new requirements entered into force on March 1, 2018.
All vessels are required to submit fuel consumption data to their respective administration/registered organizations for onward submission to the IMO for analysis and to help with decision making on future measures. The amendments require operators to update the vessel's SEEMP to include descriptions of the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway and processes that will be used to report the data, to ensure data quality is maintained.
The vessels in our fleet were verified as compliant before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance was issued by the administration/registered organization, which must be kept onboard the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on the reduction of GHG emissions from ships with an initial strategy adopted on April 13, 2018, and a revised strategy to be adopted in 2023. Furthermore, the MEPC adopted two other sets of amendments to MARPOL Annex VI related to carbon intensity regulations. The MEPC agreed on combining the technical and operational measures with an entry into force date on January 1, 2023. The Energy Efficiency Existing Ships Index (EEXI) will be implemented for existing ships as a technical measure to reduce CO2 emissions. The Carbon Intensity Index (CII) will be implemented as an operational carbon intensity measure to benchmark and improve efficiency. Regulations and frameworks are expected to be fully defined at the next MEPC meeting in June 2021.
The EU has also indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of GHGs from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the monitoring, reporting and verification (or MRV) of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on the MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started on January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central inspection database hosted by the European Maritime Safety Agency to collate all the data applicable to the EU region. Companies responsible for the operation of large ships using EU ports are required to report their CO2 emissions. While the EU was considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 (in the absence of a comparable system operating under the IMO) it appears that the decision to include shipping may be deferred until 2023.

In the United States, the EPA issued an “endangerment finding” regarding GHGs under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate GHG emissions directly through a rule-making process. Also, climate change initiatives are being considered in the United States Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the United States or other countries or states where we operate that restrict emissions of GHG could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.
Many financial institutions that lend to the maritime industry have adopted the Poseidon Principles, which establish a framework for assessing and disclosing the climate alignment of ship finance portfolios. The Poseidon Principles set a benchmark for the banks who fund the maritime sector, which is based on the IMO GHG strategy. The IMO approved an initial GHG strategy in April 2018 to reduce GHG emissions generated from shipping activity, which represents a significant shift in climate ambition for a sector that currently accounts for 2%-3% of global carbon dioxide emissions. As a result, the Poseidon Principles are expected to enable financial institutions to align their ship finance portfolios with responsible environmental behavior and incentivize international shipping’s decarbonization.
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the Maritime Security Council Horn of Africa whenever our vessels are calling in the Indian Ocean Region or Maritime Domain Awareness for Trade - Gulf of Guinea when in West Coast of Africa. In order to mitigate the security risk, security arrangements are made which include boarding armed security teams (when vessels transit the Gulf of Aden) or arranging for security escort vessels (with 6-8 Nigerian Navy armed guards) from a distance of 195 Nautical miles for all Nigerian port calls. In addition, our vessels are also escorted through the Nigerian Exclusive Economic Zone (or EEZ) for calling at some ports of Cameroon and Equatorial Guinea, which are close to the Nigerian EEZ. Our vessels are fully compliant with all recommendations of Best Management practices for West Africa.
C.Organizational Structure
As of December 31, 2020, Teekay Corporation (NYSE: TK), through its 100%-owned subsidiaries, Teekay Holdings Limited and Teekay Finance Limited, had a 28.6% economic interest and a 53.9% voting interest in us through its ownership of approximately 5.0 million shares of our Class A common stock and 4.6 million shares of our Class B common stock, respectively.

Our shares of Class A common stock entitle the holders thereof to one vote per share and our shares of Class B common stock entitle the holders thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. Teekay Corporation currently holds a majority of the voting power of our common stock, and as such, we are controlled by Teekay Corporation. Teekay Corporation also controls its publicly-listed subsidiary, Teekay LNG Partners L.P. (NYSE: TGP).

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2020.
D.Property, Plant and Equipment
Other than our vessels and related equipment, we do not have any material property.

Please see “Item 4. Information on the Company – B. Business Overview – Our Fleet” for a description of our vessels and “Item 18. Financial Statements: Note 9 – Long-Term Debt" and "Note 10 – Operating Leases and Obligations Related to Finance Leases” for information about major encumbrances against our vessels.
E.Taxation of the Company
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

Taxation of Operating Income. A significant portion of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes income from time-charters and bareboat charters.

Fifty percent (50%) of Transportation Income that either begins or ends, but that does not both begin and end, in the United States (or U.S. Source International Transportation Gross Income) is considered to be derived from sources within the United States. Transportation Income that both begins and ends in the United States (or U.S. Source Domestic Transportation Gross Income) is considered to be 100% derived from sources within the United States. Transportation Income exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the United States. Transportation Income derived from sources outside the United States generally is not subject to U.S. federal income tax.

Based on our current operations, and the operations of our subsidiaries, a substantial portion of our Transportation Income is from sources outside the United States and not subject to U.S. federal income tax. In addition, we believe that we have not earned any U.S. Source Domestic

Transportation Gross Income, and we expect that we will not earn a material amount of such income in future years. However, certain of our subsidiaries which have made special U.S. tax elections to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes are potentially engaged in activities which could give rise to U.S. Source International Transportation Gross Income. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Gross Income generally is subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below.

The Section 883 Exemption. In general, the Section 883 Exemption provides that if a non-U.S. corporation satisfies the requirements of Section 883 of the Code and the Treasury Regulations thereunder (or the Section 883 Regulations), it will not be subject to the net basis and branch profits taxes or the 4% gross basis tax described below on its U.S. Source International Transportation Gross Income. As discussed below, we believe that under our current ownership structure, the Section 883 Exemption will apply and we will not be taxed on our U.S. Source International Transportation Gross Income. The Section 883 Exemption does not apply to U.S. Source Domestic Transportation Gross Income.

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

Net Basis Tax and Branch Profits Tax. If the Section 883 Exemption does not apply, our U.S. Source International Transportation Gross Income may be treated as effectively connected with the conduct of a trade or business in the United States (or Effectively Connected Income) if we have a fixed place of business in the United States and substantially all of our U.S. Source International Transportation Gross Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the United States. Based on our current operations, none of our potential U.S. Source International Transportation Gross Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the United States. As a result, we do not anticipate that any of our U.S. Source International Transportation Gross Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the United States in the future, which will result in such income being treated as Effectively Connected Income.

U.S. Source Domestic Transportation Gross Income generally will be treated as Effectively Connected Income. However, we do not anticipate that a material amount of our income has been or will be U.S. Source Domestic Transportation Gross Income.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our gross U.S. Source International Transportation Gross Income, without benefit of deductions. For 2020, we estimate that if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Gross Income would have been approximately $9.1 million. The amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
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

Other Taxation
We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue to be available as tax laws in those jurisdictions may change or we or our subsidiaries may enter into new business transactions relating to such jurisdictions, which could affect our or our subsidiaries' tax liability.
Item 4A. Unresolved Staff Comments
None.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this report.
In addition, refer to item 5 in our Annual Report on Form 20-F for the year ended December 31, 2019 for our discussion and analysis comparing financial condition and results of operations from 2019 to 2018.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
We were formed in October 2007 by Teekay Corporation (NYSE: TK), a leading provider of marine services to the global oil and gas industries, and we completed our initial public offering in December 2007. Our business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and FSL contracts to reduce potential downside risks. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. In addition to our core business, we also provide STS support services, along with our tanker commercial management and technical management operations. We believe this improves our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these operational areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control. On April 30, 2020, we completed the sale of the non-U.S. portion of our STS transfer business and our LNG terminal management business, as described below.

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
Significant Developments in 2020 and Early 2021
Novel Coronavirus (COVID-19) Pandemic
The novel coronavirus pandemic is dynamic, including the development of variants of the virus, and its ultimate scope, duration and effects on us, our customers and suppliers and our industry are uncertain.
COVID-19 has resulted and may continue to result in a significant decline in global demand for oil. As our business includes the transportation of crude oil and refined petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services.
For the year ended December 31, 2020, we did not experience any material business interruptions as a result of the COVID-19 pandemic. COVID-19 has been a contributing factor to the decline in spot tanker rates and short-term time charter rates since mid-May 2020 and has also increased certain crewing-related costs, which has had an impact on our cash flows, and was a contributing factor to the write-down of certain tankers as described in "Item 18 – Financial Statements: Note 19 - Write-down and Sale of Assets" and the reduction of certain tax accruals as described in "Item 18 – Financial Statements: Note 21 - Income Tax Expense" of this Annual Report. We are continuing to monitor the potential impact of the pandemic on us, including monitoring counterparty risk associated with our vessels under contract and monitoring the impact on potential vessel impairments. We have also introduced a number of measures to protect the health and safety of our crews on our vessels, as well as our onshore staff.
Effects of the current pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for oil, including due to a potential slowdown in oil demand due to a current resurgence of COVID-19 cases in many regions and the potential for continued or renewed restrictions and lockdowns; operational disruptions to us or our customers due to worker health risks and the effects of regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies, (c) maintenance, modifications or repairs to, or dry docking of, our existing vessels due to worker health or other business disruptions, and (d) the timing of crew changes; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; and potential deterioration in the financial condition and prospects of our customers or business partners.
Given the dynamic nature of the pandemic, including the development of variants of the virus, the duration of any potential business disruption and the related financial impact cannot be reasonably estimated at this time and could materially affect our business, results of operations and financial condition. Please read “Item 3 - Key Information - Risk Factors” for additional information about potential risks of COVID-19 on our business.
IMO 2020 Low Sulfur Fuel Regulation
Effective January 1, 2020, the IMO imposed a 0.50% m/m (mass by mass), global limit for sulfur in fuel oil used on board ships. To comply with this new regulatory standard, ships may utilize different fuels containing low or zero sulfur or utilize exhaust gas cleaning systems, known as “scrubbers”. We have taken, and continue to take, steps to comply with the 2020 sulfur limit. Detailed plans to address this changeover were prepared and have been successfully implemented. At present, we have not installed any scrubbers on our fleet. We have transitioned to burning compliant low sulfur fuel from January 1, 2020. The transition to low sulfur fuel did not have a significant impact on our operating results. The future fuel price spread between high sulfur fuel and low sulfur fuel is uncertain; however, the use of higher cost low sulfur fuel has increased and is expected to continue to increase our voyage expenses. We expect that we will be able to recover fuel price increases from the charterers of our vessels through higher revenues from voyage charters.
Sale of Non-U.S. Ship-to-Ship Business
In April 2020, we sold the non-U.S. portion of our STS business, as well as our LNG terminal management business for approximately $27.1 million, including an adjustment for the final amounts of cash and other working capital present on the closing date. The sale resulted in a gain on sale of approximately $3.1 million. Of the total proceeds, $14.3 million was received in May 2020 and the remaining $12.7 million was received in July 2020.
New Loan Facilities
In January 2020, we entered into a new $532.8 million long-term revolving credit facility to refinance 31 vessels which is scheduled to mature at the end of 2024. The new credit facility was drawn down in February 2020 and the drawdown proceeds were used to repay a portion of the $455 million then outstanding under our prior two revolving credit facilities, which were scheduled to mature in 2021 and 2022, respectively, and two term loan facilities, which were scheduled to mature in 2020 and 2021, respectively.
In August 2020, we entered into a new $67.4 million term loan facility to refinance four vessels which is scheduled to mature in 2023. The proceeds were used to repay a portion of the $85.1 million then outstanding under one previous term loan facility, which was scheduled to mature in 2021. Following completion of the refinancing, Teekay no longer guarantees any of our debt facilities.
Vessel Purchases
In October 2020, we completed the repurchase of two Aframax tankers previously under the sale-leaseback arrangements described in "Item 18 – Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases" of this Annual Report, for a total cost of $29.6 million, using available cash.
In November 2020, we declared purchase options to acquire two Suezmax tankers for a total cost of $56.7 million, as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 – Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases" of this Annual Report. We expect to complete the purchase and delivery of these vessels in May 2021.
In March 2021, we declared purchase options to acquire six Aframax tankers for a total cost of $128.8 million, as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 – Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases" of this Annual Report. We expect to complete the purchase and delivery of these vessels in September 2021.
Vessel Sales
During the first quarter of 2020, we completed the sale of three Suezmax tankers in separate transactions for a combined sales price of approximately $60.9 million. Two Suezmax tankers were delivered in February 2020, and one Suezmax tanker was delivered in March 2020.
In February 2021, we agreed to sell two Aframax tankers for a combined sales price of $32.0 million. Both tankers were delivered in March 2021.
Time Chartered-in Vessels
In December 2020, we entered into a time charter-in contract for one Aframax tanker newbuilding for a firm period of seven years at an initial daily rate of $18,700. The contract includes three one-year option periods and a purchase option at the end of the second option period. The vessel is expected to be delivered to us during the fourth quarter of 2022.

Time Chartered-out Vessels
Between March and May 2020, we entered into time charter-out contracts for five Suezmax tankers and one LR2 tanker with one-year terms at average daily rates of $45,600 and $29,000, respectively, and two Aframax tankers with one to two-year terms at an average daily rate of $25,600. All charter-out contracts commenced between April and June 2020.
In September 2020, we entered into a time charter-out contract for one Aframax tanker with a one-year term at a daily rate of $18,700. This charter-out contract commenced in October 2020.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from time charters, voyage charters and full service lightering and lightering support services. Revenues are affected by hire rates and the number of days a vessel operates. Revenues are also affected by the mix of our business between time charters and voyage charters and to a lesser extent, whether our vessels are subject to a revenue sharing agreement (or RSA). Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage. Our charters are explained further below.

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the shipowner under voyage charters and the customer under time charters, except when the vessel is off hire during the term of a time charter, in which case, the owner pays voyage expenses.

Net Revenues. Net revenues represents income from operations before restructuring charges, write-down and loss on sale of assets, general and administrative expenses, depreciation and amortization, time-charter hire expenses and vessel operating expenses.

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
Our Charters
We generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

•Voyage charters are charters for shorter intervals that are priced on a current or spot market rate; and
•Time charters, whereby vessels are chartered to customers for a fixed period of time at rates that are generally fixed, but may contain a variable component based on inflation, interest rates or current market rates.

The table below illustrates the primary distinctions among these types of charters and contracts:

	Voyage Charter	Time Charter
Typical contract length	Single voyage	One year or more
Hire rate basis (1)	Varies	Daily
Voyage expenses (2)	We pay	Customer pays
Vessel operating expenses (3)	We pay	We pay
Off hire (4)	Customer does not pay	Customer does not pay
(1)Hire rate refers to the basic payment from the charterer for the use of the vessel.
(2)Voyage expenses are all expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions.
(3)Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses.
(4)Off hire refers to the time a vessel is not available for service.
Items You Should Consider When Evaluating Our Results
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•Our voyage revenues are affected by cyclicality in the tanker markets. The cyclical nature of the tanker industry causes significant increases or decreases in the revenue we earn from our vessels, particularly those we trade in the spot market.

•Tanker rates also fluctuate based on seasonal variations in demand. Tanker markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere but weaker in the summer months as a result of lower oil consumption in the northern hemisphere and increased refinery maintenance. In addition, unpredictable weather patterns during the winter months tend to disrupt vessel scheduling, which historically has increased oil price volatility and oil trading activities in the winter months. As a result, revenues generated by our vessels have historically been weaker during the quarters ended June 30 and September 30, and stronger in the quarters ended December 31 and March 31.
•The COVID-19 pandemic is dynamic, including the developments of variants of the virus. The continuation of this outbreak may have, and the emergence of other epidemic or pandemic crises could have, material adverse effects on our business, results of operations, or financial condition. For the year ended December 31, 2020, we did not experience any material business interruptions as a result of the COVID-19 pandemic. COVID-19 has been a contributing factor to the decline in spot tanker rates and short-term time charter rates since mid-May 2020 and has also increased certain crewing-related and other operating costs across our fleet, which has reduced our cash flows, and was a contributing factor to the write-down of certain tankers as described in "Item 18 – Financial Statements: Note 19 - Write-down and Sale of Assets" and the reduction of certain tax accruals as described in "Item 18 – Financial Statements: Note 21 - Income Tax Expense" of this Annual Report. Please refer to “Significant Developments in 2020 and Early 2021” above for additional information and read “Item 3 - Key Information - Risk Factors” for additional information about the potential risks of COVID-19 on our business.
•Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports, which may limit our earnings in this area of our operations. Our U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port, including offshore offloading facilities. While we believe that lightering offers advantages over alternative methods of delivering crude oil to U.S. Gulf ports, our lightering revenues may be limited due to the availability of alternative methods.
•Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to forecast a shortfall in qualified personnel. We will continue to focus on our manning and training strategies to meet future needs. In addition, factors such as client demands for enhanced training and physical equipment, pressure on commodity and raw material prices, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations; however, increases to operational costs may well occur in the future.
•The amount and timing of dry dockings of our vessels can significantly affect our revenues between periods. Our vessels are normally off hire when they are being dry docked. We had 11 vessels drydock in 2020, compared to 18 vessels which dry docked in 2019 and eight vessels which dry docked in 2018. The total number of off-hire days relating to dry dockings during the years ended December 31, 2020, 2019 and 2018 were 520, 731, and 295, respectively. For our current fleet, there are 13 owned and leased vessels scheduled to dry dock in 2021.
Results of Operations
In accordance with GAAP, we report gross revenues in our consolidated statements of income (loss) and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, which represent net revenues (or income from operations before restructuring charges, write-down and loss on sale of assets, general and administrative expenses, depreciation and amortization, time-charter hire expenses and vessel operating expenses), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight rates in terms of TCE rates. This is because under time charter-out contracts, the customer usually pays the voyage expenses, while under voyage charters, the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost (as is also described in "Our Charters" above). Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

Summary
Our consolidated income from operations increased to $141.6 million for the year ended December 31, 2020 compared to $123.9 million for the year ended December 31, 2019. The primary reasons for this increase are as follows:

•a net increase of $70.1 million due to higher overall average realized spot TCE rates earned by our Suezmax tankers and LR2 product tankers, as well as a higher extension rate from one time-charter out contract, partially offset by lower overall average realized spot TCE rates earned by our Aframax tankers and lower earnings from our FSL dedicated vessels; and
•a net increase of $39.7 million primarily due to a higher number of vessels on time-charter out contracts earning higher rates compared to spot rates for 2019;

partially offset by
•a decrease of $66.7 million due to an increase in write-downs mainly related to the impairment of nine Aframax tankers and four right-of-use assets due to the weak near-term tanker market outlook, a reduction of charter rates as a result of the current economic environment, and a decline in vessel values during 2020;
•a decrease of $11.2 million due to the sale of one Suezmax tanker in the fourth quarter of 2019 and three Suezmax tankers in the first quarter of 2020;
•a decrease of $6.3 million primarily due to depreciation related to capitalized expenditures for vessels which dry docked during 2019 and 2020; and
•a decrease of $5.2 million primarily due to increased crewing-related costs that have been impacted by disruptions resulting from the COVID-19 global pandemic.

On April 30, 2020, we completed the sale of the non-U.S. portion of our STS support services business, as well as our LNG terminal management business. Following this sale, we have one reportable segment. For periods prior to the sale, we managed our business and analyzed and reported our results of operations on the basis of two reportable segments: the tanker segment and the STS transfer segment. The segment information for all periods has been adjusted to be consistent with the segment presentation after the sale. Please read “Item 18 - Financial Statements: Note 4 - Segment Reporting” of this Annual Report. Details of the changes to our results of operations for each of our segments for the years ended December 31, 2020 and 2019 are provided below.
Year Ended December 31, 2020 versus Year Ended December 31, 2019
Tanker Segment
Our tanker segment consists of crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have an original term of less than one year), including those employed on FSL contracts. In addition, our tanker segment also includes our US based STS support services.

The following table presents our operating results for the years ended December 31, 2020 and 2019 and compares net revenues, a non-GAAP financial measure, for those periods to income from operations, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2020	2019	% Change
Revenues	879,442	913,816	(4)%
Voyage expenses	(297,225)	(402,294)	(26)%
Net revenues	582,217	511,522	14%
Vessel operating expenses	(178,293)	(184,320)	(3)%
Time-charter hire expenses	(36,341)	(43,189)	(16)%
Depreciation and amortization	(116,719)	(121,126)	(4)%
General and administrative expenses (1)	(38,379)	(34,904)	10%
Write-down and loss on sale of assets	(72,527)	(5,544)	1,208%
Restructuring charges	(1,398)	—	100%
Income from operations	138,560	122,439	13%
Equity income	5,100	2,345	117%

(1)     Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.
Tanker Market
2020 was a year of two distinct halves in the tanker market, with a strong first half of the year giving way to a much weaker second half. The tanker market started 2020 on a positive note as firm supply and demand fundamentals existing during the fourth quarter of 2019 continued into the early part of the year. Rates were boosted by an increase in oil production during March and April due to the short-lived oil price war between Russia and Saudi Arabia which resulted in an increase in cargos. This increased production occurred just as oil demand started to plummet as a result of COVID-19 lockdowns across the globe which led to a significant mismatch between global oil supply and demand and a historic build in global oil inventories. The rapid build in inventories drove oil prices to multi-year lows and pushed the crude oil futures curve into a steep contango, which encouraged oil traders to charter ships for floating storage. The increasing number of tankers being utilized for storage led to a tightening of available fleet supply which, in combination with healthy cargo supply, resulted in increased tanker fleet utilization. As a result, spot tanker rates increased to multi-year highs during the first and second quarters of the year.

Tanker market dynamics shifted towards the end of the second quarter of 2020 due to steep oil production cuts from the OPEC+ group of suppliers in response to lower oil demand. The OPEC+ group implemented record oil production cuts of 9.7 million barrels per day (or mb/d) from May 2020 which negatively affected tanker demand. Although the OPEC+ group brought 2.0 mb/d of supply back in August 2020, this still left tanker trade volumes well below pre-COVID levels. Spot rates deteriorated further during the fourth quarter of the year as a number of ships which were being used as floating storage returned to the trading fleet, thus increasing available fleet supply. In addition, a resurgence in COVID-19 cases during the fourth quarter, particularly in Europe and North America, led to renewed lockdowns and caused both a slowdown in oil demand and reduced refinery throughput. This weakness in rates has carried on into early 2021.

Looking ahead, the Company expects that tanker demand will start to recover during 2021 as oil demand increases and oil inventories are brought back to more normal levels. However, the timing of this recovery remains uncertain and depends to a large extent on how the COVID-19 pandemic evolves over the coming months. As per the International Energy Agency (or IEA), global oil demand is expected to grow by 5.5 mb/d in 2021 following an 8.8 mb/d decline in 2020. The demand recovery is expected to accelerate during the second half of 2021 as COVID-19 vaccination programs are rolled out worldwide. Global oil supply is likely to remain constrained in the near-term, particularly with Saudi Arabia announcing a cut of 1.0 mb/d during February and March 2021. However, the Company expects oil supply volumes to increase during the latter part of the year in tandem with the oil demand recovery, which would be positive for tanker demand.

Fleet supply fundamentals continue to look very positive due to a significantly reduced level of newbuild ordering, a diminishing tanker orderbook, and the potential for higher scrapping due to an aging world fleet. As of January 2021, the tanker orderbook totaled 54.2 million deadweight tonnes (or mdwt), or just over eight percent of the existing fleet size. The level of newbuild orders remains low, and is expected to remain so due to uncertainty over vessel technology and a more restrictive financial landscape. Although the level of tanker scrapping was very low in 2020, scrapping facilities have now returned to full operation, and the level may pick up during periods of potentially weaker spot tanker rates in 2021.

In summary, the tanker market has weakened since the middle of 2020 and the next few months look to be challenging. However, tanker demand is expected to continue to gradually recover through 2021 which, coupled with a positive fleet supply outlook, should help the tanker market begin to rebalance.
Fleet and TCE Rates
As at December 31, 2020, we owned and leased 52 double-hulled oil tankers and time-chartered in two Aframax tankers and one LR2 tanker. We also owned a 50% interest in one VLCC tanker, the results of which are included in equity income.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses. The following tables outline the average TCE rates earned by vessels for 2020 and 2019:

	Tanker Segment
	Year Ended December 31, 2020
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$340,535	$(125,547)	$3,629	$218,617	6,544	$33,405
Voyage-charter contracts - Aframax (4)(5)	$254,699	$(114,171)	$(87)	$140,441	6,255	$22,452
Voyage-charter contracts - LR2 (4)(5)	$137,023	$(60,456)	$1,594	$78,161	3,502	$22,318
Time-charter out contracts - Suezmax	$107,543	$(3,653)	$(801)	$103,089	2,623	$39,298
Time-charter out contracts - Aframax	$13,262	$(354)	$37	$12,945	548	$23,644
Time-charter out contracts - LR2	$6,793	$(190)	$76	$6,679	242	$27,605
Total	$859,855	$(304,371)	$4,448	$559,932	19,714	$28,402

(1)Excludes $5.1 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $1.9 million of bunker commissions earned, $4.0 million of revenues related to the US portion of our STS support services operations and a $1.1 million reduction of taxes recoverable from one of our customers.
(2)Includes $12.3 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, early exit fees incurred during the second quarter of 2020 for vessels that left the RSAs without sufficient notice and a redelivery fee received related to one time-charter out Suezmax tanker during the fourth quarter of 2020, which are excluded from Average TCE per revenue day.
(4)Includes $90.2 million of revenues and $45.0 million of voyage expenses related to our FSL operations, which includes $12.3 million of operating expenses referenced in note (2) above related to FSL operations.
(5)Excludes $9.5 million of revenues and $5.1 million of voyage expenses related to risk-sharing agreements that were entered into during the first quarter of 2019 for two time charter-in contracts, one of which ended in the first quarter of 2020.

	Tanker Segment
	Year Ended December 31, 2019
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$424,578	$(194,108)	$3,630	$234,100	9,798	$23,892
Voyage-charter contracts - Aframax (4)(5)	$325,544	$(158,765)	$2,654	$169,433	7,265	$23,323
Voyage-charter contracts - LR2 (5)	$113,261	$(52,081)	$133	$61,313	3,178	$19,293
Time-charter out contracts - Suezmax	$15,658	$(526)	$311	$15,443	595	$25,945
Time-charter out contracts - Aframax	$1,838	$168	$(178)	$1,828	75	$24,276
Total	$880,879	$(405,312)	$6,550	$482,117	20,911	$23,055

(1)Excludes $6.3 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $2.2 million of bunker commissions earned, $5.0 million of revenues related to the US portion of our STS support services operations and a $1.2 million of taxes recoverable from one of our customers.
(2)Includes $11.5 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per revenue day.
(4)Includes $73.9 million of revenues and $45.5 million of voyage expenses related to our FSL operations, which includes $11.5 million of operating expenses referenced in note (2) above related to FSL operations.
(5)Excludes $18.2 million of revenues and $8.5 million of voyage expenses related to the risk-sharing agreements that were entered into during the first quarter of 2019 for two time charter-in contracts.

Net Revenues. Net revenues were $582.2 million for the year ended December 31, 2020 compared to $511.5 million for the year ended December 31, 2019. The increase was primarily due to:

•a net increase of $73.2 million due to higher overall average realized spot rates earned by our Suezmax tankers and LR2 product tankers, partially offset by lower overall average realized spot rates earned by our Aframax tankers in 2020 compared to 2019; and
•an increase of $39.7 million primarily due to a higher number of vessels on time-charter out contracts earning higher rates compared to spot rates for 2019.
partially offset by

•a net decrease of $37.2 million due to the sale of four Suezmax tankers during the fourth quarter of 2019 and first quarter of 2020 and the redeliveries of two Aframax in-chartered tankers to their owners in the first quarter of 2020, partially offset by the addition of one Aframax in-chartered tanker that was delivered to us in the third quarter of 2019;
•a decrease of $3.8 million primarily due to lower net results from our FSL dedicated tankers resulting from lower overall spot rates; and
•a decrease of $2.3 million due to an accrual for taxes recoverable from one of our customers in the fourth quarter of 2019 and a reduction of this accrual in the first quarter of 2020 (offset by a corresponding decrease in income tax expense).
Vessel Operating Expenses. Vessel operating expenses were $178.3 million for the year ended December 31, 2020 compared to $184.3 million for the year ended December 31, 2019. The decrease was due to a reduction of $9.2 million primarily due to the sale of four Suezmax tankers during the fourth quarter of 2019 and first quarter of 2020 and a decrease of $1.9 million due to a lower volume of support service activities, partially offset by a net increase of $5.2 million primarily due to crewing-related costs that have been impacted by disruptions resulting from the COVID-19 global pandemic.

Time-charter Hire Expenses. Time-charter hire expenses were $36.3 million for the year ended December 31, 2020 compared to $43.2 million for the year ended December 31, 2019. The decrease was primarily due to a reduction of $10.9 million due to the redelivery of two chartered-in vessels in early 2020 and a decrease of $1.4 million due to the impairments of four operating lease right-of-use assets related to chartered-in vessels during 2020, partially offset by an increase of $5.5 million due to the deliveries of a chartered-in tanker in the third quarter of 2019 and a chartered-in lightering support vessel in the third quarter of 2020.

Depreciation and Amortization. Depreciation and amortization was $116.7 million for the year ended December 31, 2020 compared to $121.1 million for the year ended December 31, 2019. The decrease was primarily due to a reduction of $9.6 million due to the vessels sold in the fourth quarter of 2019 and first quarter of 2020 and a decrease of $1.1 million due to the impairments of five of our Aframax tankers in the third quarter of 2020, partially offset by an increase of $6.3 million primarily due to depreciation related to capitalized expenditures for vessels which dry docked during 2019 and 2020.

Write-down and Loss on Sale of Assets. The write-down and loss on sale of assets of $72.5 million for the year ended December 31, 2020 was due to:

•the impairments recorded on nine of our Aframax tankers primarily due to a decline in spot tanker rates, short-term time charter rates, and vessel values resulting from the current economic climate to which the COVID-19 global pandemic was a contributing factor, which resulted in a write-down of $65.4 million;

•the impairments recorded on our operating lease right-of-use assets primarily due to a reduction in short-term time charter rates, which resulted in a write-down of $2.9 million;

•the sale of three Suezmax tankers in the first quarter of 2020, which resulted in an aggregate net loss of $2.6 million; and

•the write-down of two Aframax tankers by $1.6 million to their estimated sales prices.

The write-down and loss on the sale of assets of $5.5 million for the year ended December 31, 2019 was primarily due to:

•the write-down of two Suezmax tankers by $3.2 million to their estimated sales prices; and

•the sale of one Suezmax tanker in the fourth quarter of 2019, which resulted in a loss of $2.4 million.

Restructuring Charges. Restructuring charges of $1.4 million for the year ended December 31, 2020 were related to estimated severance costs resulting from organizational changes to our tanker services and operations, partially related to the sale of the non-US portion of our ship-to-ship support services business in April 2020.

Equity Income. Equity income was $5.1 million for the year ended December 31, 2020 compared to $2.3 million for the year ended December 31, 2019, primarily due to higher spot rates realized by our 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement.

Please refer to "Item 18 – Financial Statements: Note 5 – Investment in and Advances to Equity-Accounted Joint Venture".

Ship-to-ship Transfer Segment
Our STS transfer segment consisted of our non-U.S. lightering support services, as well as our LNG terminal management consultancy, procurement and other related services, which was sold in April 2020.

The following table presents our operating results from January 1, 2020 to the date of sale and for the year ended December 31, 2019.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2020	2019	% Change
Revenues	6,992	30,101	(77)%
Vessel operating expenses	(5,940)	(24,281)	(76)%
Depreciation and amortization	(493)	(2,876)	(83)%
General and administrative expenses (1)	(627)	(1,500)	(58)%
Gain on sale of assets	3,081	—	100%
Income from operations	3,013	1,444	109%
(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues, Vessel Operating Expenses, Depreciation and Amortization. Revenues, vessel operating expenses, and depreciation and amortization decreased for the year ended December 31, 2020 compared to the prior year due to the sale of the non-US portion of our ship-to-ship support services business as well as our LNG terminal management business during the second quarter of 2020, and the completion of an LNG terminal management project and an LNG STS contract in 2019.

Gain on Sale of Assets. The gain on the sale of assets of $3.1 million for the year ended December 31, 2020 was due to the gain on the sale of the non-US portion of our ship-to-ship support services business as well as our LNG terminal management business during the second quarter of 2020.
Other Operating Results
The following table compares our other operating results for the years ended December 31, 2020 and 2019:

	Year Ended December 31,
(in thousands of U.S. dollars)	2020	2019
General and administrative expenses	(39,006)	(36,404)
Interest expense	(51,525)	(65,362)
Interest income	1,199	871
Realized and unrealized loss on derivative instruments	(2,220)	(967)
Income tax expense	(7,283)	(20,103)
Other income	473	695

General and Administrative Expenses. General and administrative expenses were $39.0 million for the year ended December 31, 2020 compared to $36.4 million for the year ended December 31, 2019. The increase was primarily due to higher general corporate expenditures during 2020.

Interest Expense. Interest expense was $51.5 million for the year ended December 31, 2020 compared to $65.4 million for the year ended December 31, 2019. The decrease was primarily due to significant prepayments of loan principal during the fourth quarter of 2019 and during 2020, and the debt refinancings completed during 2020 (please refer to "Liquidity and Capital Resources" below), which resulted in lower interest rates in comparison to those under the previous facilities, along with overall lower average LIBOR rates, partially offset by the write-off of previously capitalized loan costs and non-capitalized loan costs associated with the debt refinancings.

Realized and Unrealized Loss on Derivative Instruments. Realized and unrealized loss on derivative instruments was $2.2 million for the year ended December 31, 2020 compared to $1.0 million for the year ended December 31, 2019.

For the year ended December 31, 2019, we had interest rate swap agreements with an aggregate average net outstanding notional amount of approximately $269.5 million, with a weighted-average fixed rate of approximately 1.45%. In January 2020, we extinguished all of our then existing interest rate swaps and in March 2020, we entered into a new interest rate swap with a notional amount of $50.0 million and a fixed rate of approximately 0.8%, which is scheduled to mature in December 2024. We realized a gain of $0.5 million during the year ended December 31, 2020, compared to $2.8 million during the prior year under the interest rate swap agreements.

As a result of changes in the long-term benchmark interest rates and lower notional amounts outstanding during 2020, we recognized an unrealized loss of $1.5 million during the year ended December 31, 2020, compared to $5.2 million during the prior year under the interest rate swap agreements.

We use forward freight agreements (or FFAs) to increase or decrease our exposure to spot market rates, within defined limits. We incurred a realized loss of $1.2 million during the year ended December 31, 2020, compared to a realized gain of $1.5 million during the prior year and an unrealized gain of $0.1 million during the year ended December 31, 2020, compared to unrealized loss of $0.1 million during the prior year under the FFAs.

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

Income Tax Expense. Freight tax and other tax expense was $7.3 million for the year ended December 31, 2020 compared to $20.1 million for the year ended December 31, 2019. The decrease was primarily due to changes in vessel trading activities and a reversal of $15.2 million of freight tax liabilities as a result of an agreement in principle with a tax authority, which was based in part on an initiative of the tax authority in response to the COVID-19 global pandemic and included the waiver of interest and penalties on unpaid taxes, partially offset by an increase in freight taxes recognized in a certain jurisdiction due to the uncertainty surrounding a recent tax law change and the limited transparency into the actions of the tax authority in this jurisdiction. For additional information, please read "Item 18 - Financial Statements: Note 21 - Income Tax Expense" of this Annual Report.
Liquidity and Capital Resources
Liquidity and Cash Needs
Our primary sources of liquidity are cash and cash equivalents, cash flows provided by our operations, our undrawn credit facilities, and capital raised through financing transactions. As at December 31, 2020, our total consolidated cash and cash equivalents was $97.2 million, compared to $89.9 million, including cash in assets held for sale, at December 31, 2019. Our total consolidated liquidity, including cash, cash equivalents, cash held for sale and undrawn credit facilities, was $372.6 million as at December 31, 2020, compared to $150.3 million as at December 31, 2019. Our increased liquidity at December 31, 2020 compared to December 31, 2019 was primarily a result of net operating cash flow generated in 2020, net proceeds received from the sale of three Suezmax vessels and the sale of the non-US portion of our ship-to-ship support services business as well as our LNG terminal management business and the debt refinancing completed in January 2020 as described below. We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations, existing cash and cash equivalents, undrawn short-term and long-term borrowings and expected proceeds from refinancing the eight vessel repurchases described below, which we believe will be sufficient to meet our existing liquidity needs for at least the one-year period following the date of this Annual Report.

In January 2020, we entered into a $532.8 million long-term revolving credit facility, which is scheduled to mature in December 2024, and which had an outstanding balance of $185.0 million drawn as at December 31, 2020. We used proceeds from the new revolving credit facility to repay a portion of the $455.3 million then outstanding under our prior two revolving facilities, which were scheduled to mature in 2021 and 2022, respectively, and two term loan facilities, which were scheduled to mature in 2020 and 2021, respectively.

In August 2020, we entered into a $67.4 million term loan facility, which is scheduled to mature in August 2023, and which had an outstanding balance of $64.6 million as at December 31, 2020. We used proceeds from the new term loan facility to repay a portion of the $85.1 million then outstanding under a prior term loan facility, which was scheduled to mature in 2021.

Our short-term liquidity requirements include the payment of operating expenses, dry-docking and capital expenditures, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases (including the purchase price for eight vessel repurchase options declared under existing finance leases, which purchases are expected to be completed in May 2021 and September 2021 as described in "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations relating to Finance Leases", which we intend to finance with future debt facilities or finance leases together with existing cash and undrawn credit facilities), as well as funding our other working capital requirements. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. However, there may be years where other events override typical seasonality. This was the case in 2020 when high global oil production and a rise in floating storage led to strong rates in the first and second quarters of the year before giving way to much weaker rates in the third and fourth quarters due to lower oil demand as a result of COVID-19, a significant reduction in global oil supply, and the return of ships from floating storage.

Our long-term capital needs primarily include capital expenditures and repayment of our loan facilities and obligations related to finance leases. Generally, we expect that our primary long-term sources of funds will be cash from operations, cash balances, long-term bank borrowings and other debt or equity financings. We expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and capital expenditures, including opportunities we may pursue to purchase additional vessels.

Our operating lease commitments and obligations related to finance leases are described in "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases", our revolving credit facility and term loan are described in "Item 18 - Financial Statements: Note 9 - Long-term Debt" and our working capital loan is described in "Item 18 - Financial Statements: Note 8 - Short-Term Debt" of this Annual Report. Our working capital loan requires us to maintain a minimum threshold of paid-in capital contribution and retained distributions of participants in RSAs. Our revolving credit facility and term loan contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. In the future, some of the covenants and restrictions in our financing agreements could restrict the use of cash generated by ship-owning subsidiaries in a manner that could adversely affect our ability to pay future dividends on our common stock. However, we currently do not expect that these covenants will have such an effect. Our revolving credit facility, term loan and obligations related to finance leases require us to maintain financial covenants, which are described in further detail in "Item 18 - Financial Statements: Note 9 - Long-Term Debt and Note 10 - Operating Leases and Obligations Related to Finance Leases" included in this Annual Report. If we do not meet these financial covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2020, we were in compliance with all covenants under our revolving credit facility, term loan, working capital loan and obligations related to finance leases.

We are exposed to market risk from changes in interest rates, foreign currency fluctuations and spot market rates. We use interest rate swaps to manage interest rate risk. We do not use this financial instrument for trading or speculative purposes.

Our business includes transporting oil and refined products. Regulatory changes and growing public concern about the environmental impact of climate change may lead to reduced demand for these products and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. Please read "Item 3 - Key Information - Risk Factors - Climate change and greenhouse gas restrictions may adversely impact our operations and markets" for further discussion on potential impacts on our business.
Cash Flows
The following table summarizes our sources and uses of cash for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2020	2019
Net cash flow provided by operating activities	347,943	117,661
Net cash flow used for financing activities	(416,104)	(89,758)
Net cash flow provided by investing activities	74,517	8,380
Operating Cash Flows
Net cash flow provided by operating activities primarily reflects fluctuations as a result of changes in realized TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service and vessel dispositions. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.

Net cash flow provided by operating activities increased by $230.3 million for the year ended December 31, 2020, compared to the prior year. This increase was primarily due to:

•an increase of $120.4 million in cash inflows due to changes in net working capital;
•a net increase of $86.3 million in cash inflows primarily due to higher operating earnings resulting from higher average realized spot tanker rates and a higher number of vessels on time-charter out contracts earning higher rates, partially offset by the sale of four Suezmax tankers between December 2019 and March 2020 and the sale of our non-U.S. portion of our STS support services business as well as our LNG terminal management business; and
•an increase of $23.6 million due to a reduction in cash outflows related to expenditures for dry-docking activities during the year ended December 31, 2020.
Financing Cash Flows
Net cash flow used for financing activities increased by $326.3 million for the year ended December 31, 2020, compared to the prior year. This increase was primarily due to:

•an increase of $141.7 million in cash outflows due to an increase in net repayments and prepayments on our revolving credit facilities and term loans during the year ended December 31, 2020;
•an increase of $90.0 million in cash outflows due to an increase in net repayments on our working capital facility during the year ended December 31, 2020;
•a decrease of $63.7 million in cash inflows due to the sale-leaseback transaction completed in May 2019; and
•an increase of $30.5 million in cash outflows mainly due to the repurchase of two Aframax tankers previously under sale-leaseback financing arrangements during the year ended December 31, 2020.
Investing Cash Flows
Net cash flow provided by investing activities increased by $66.1 million for the year ended December 31, 2020, compared to the prior year. This increase was primarily due to:

•an increase of $65.9 million in cash inflows resulting from the proceeds received from the sale of the three Suezmax tankers and the sale of the non-US portion of our STS support services business as well as our LNG terminal management business during the year ended December 31, 2020 compared to proceeds received from the sale of one Suezmax tanker and one lightering support vessel during the year ended December 31, 2019; and
•an increase of $4.7 million in cash inflows due to loan repayments from our joint venture during the year ended December 31, 2020;
partially offset by:
•an increase of $4.4 million in cash outflows due to higher capital expenditures for the fleet during the year ended December 31, 2020.

Please read "Item 18 – Financial Statements: Note 5 – Investment in and Advances to Equity-Accounted Joint Venture" for specific details on our equity-accounted joint venture activities included in the notes to our consolidated financial statements included in this Annual Report.
Commitments and Contingencies
The following table summarizes our long-term contractual obligations as at December 31, 2020:

	Total	2021	2022	2023	2024	2025	Beyond 2025
(in millions of U.S. dollars)
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facilities, term loans and other debt (1)	77.7	21.2	11.2	8.5	36.8	—	—
Repayments at maturity of revolving facilities, term loans and other debt (1)	181.9	—	—	33.7	148.2	—	—
Scheduled repayments of obligations related to finance leases (2)(3)	360.0	78.4	23.3	25.2	27.2	29.3	176.6
Chartered-in vessels (operating leases) (4)(5)	59.0	10.3	3.3	6.8	6.8	6.8	25.0
Total	678.6	109.9	37.8	74.2	219.0	36.1	201.6
(1)Excludes expected interest payments of $6.5 million (2021), $6.0 million (2022) $5.4 million (2023) and $2.4 million (2024). Expected interest payments are based on the existing interest rates for variable-rate loans at LIBOR plus margins that range from 2.25% to 3.5% at December 31, 2020. The expected interest payments do not reflect the effect of the related interest rate swap that we have used to hedge certain of our floating-rate debt.
(2)Gives effect to the purchase options declared in November 2020 to acquire two Suezmax tankers in May 2021 under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases", excludes imputed interest payments of $24.6 million (2021), $20.2 million (2022), $18.4 million (2023), $16.4 million (2024), $14.2 million (2025) and $27.0 million (thereafter).
(3)In March 2021, we declared purchase options to acquire six Aframax tankers in September 2021 for a total cost of $128.8 million, under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases". Giving effect to this transaction, the scheduled repayments of obligations related to finance leases, excluding imputed interest payments, are $201.2 million (2021), $12.3 million (2022), $13.1 million (2023), $13.9 million (2024), $14.8 million (2025) and $104.7 million (thereafter).
(4)Includes one newbuilding Aframax tanker expected to be delivered to us in late-2022 under a seven-year time charter-in contract.
(5)Excludes payments required if we exercise all options to extend the terms of in-chartered leases signed as of December 31, 2020. If we exercise all options to extend the terms of signed in-chartered leases, we expect total payments of $13.4 million (2021), $8.6 million (2022), $8.4 million (2023), $6.8 million (2024), $6.8 million (2025) and $47.9 million (thereafter).
Off-Balance Sheet Arrangements
We have no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our financial condition, results of operations, liquidity, capital expenditures or capital resources.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies" included in this Annual Report.
Revenue Recognition
Description. We recognize voyage revenue on either a load-to-discharge or discharge-to-discharge basis. Voyage revenues are recognized ratably from the beginning of when product is loaded to when it is discharged (unloaded) if using a load-to-discharge basis, or from when product is discharged at the end of the prior voyage to when it is discharged after the current voyage, if using a discharge-to-discharge basis. However, we do not begin recognizing revenue for any of our vessels until a charter has been agreed to by the customer and us, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. A portion of our revenues is also generated from the offshore STS transfer of commodities, primarily crude oil and refined oil products. Short-term contracts for these services are recognized as services are completed based on a percentage of completion method. Long-term contracts are recognized over the duration of the contract period.

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
Vessel Lives and Depreciation
Description. The carrying value of each of our vessels represents its original cost at the time of delivery or purchase less depreciation and impairment charges. We depreciate the original cost, less an estimated residual value, of our vessels on a straight-line basis over each vessel’s estimated useful life. The carrying values of our vessels may not represent their market value at any point in time because the market prices of second-hand vessels tend to fluctuate with changes in charter rates and the cost of newbuildings, among other factors. Both charter rates and newbuilding costs tend to be cyclical in nature.

Judgments and Uncertainties. Depreciation is calculated using an estimated useful life of 25 years for tankers carrying crude oil and refined product, commencing the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent us from operating the vessels for those periods of time. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Effect if Actual Results Differ from Assumptions. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense and potentially resulting in an impairment loss. A longer actual useful life will result in a decrease in depreciation expense.
Vessel Lives and Impairment
Description. We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future undiscounted cash flows the asset is expected to generate over its remaining useful life. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is determined based on appraised values or discounted cash flows. In cases where an active second-hand sale and purchase market exists, an appraised value is generally the amount we would expect to receive if we were to sell the vessel. The appraised values are provided by third parties where available or prepared by us based on second-hand sale and purchase market data. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter.

Judgments and Uncertainties. Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates for the first three years are based on prevailing market 3-year time-charter rates and thereafter, a 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined are outliers. We consider years that have been impacted by rare events or circumstances that have distorted the historical 10-year trailing average to such a degree that this average is not representative of what a reasonable outlook would be if we don’t exclude such years as outliers. We have identified such events in the current 10-year historical period as at December 31, 2020, which has resulted in the exclusion of the three years from 2011 to 2013 from our averages. Our estimated charter rates are discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts reflect expectations of lower utilization and higher fuel consumption for older vessels. During the fourth quarter of 2020, we determined that a five-year historical average of actual spot charter rates earned by our vessels resulted in an estimate of future charter rates that was inconsistent with our forward view of the tanker market. As such, we changed our historical reference period used to estimate future charter rate rates from the average of the most recent five historical years to the average of the most recent ten historical years, adjusted for years which management has determined as outliers.

Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs and our expectations of future inflation and operating requirements. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate per tonne. The probability of a vessel being sold is based on our current plans and expectations. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, ongoing operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgement and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the probability and timing of vessels being sold and vessel residual values, due to their volatility. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment. Consequently, any changes in our estimates of future undiscounted cash flows may result in a different conclusion as to if a vessel or equipment is impaired, leading to a different impairment amount, including no impairment, and a different future annual depreciation expense.

Consistent with our methodology and disclosures in prior years, the table below presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2020. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels in 2020 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values and GAAP does not allow an impairment to be recognized under this circumstance.

We consider the vessels reflected in the following table to be at a higher risk of future impairment as compared to other vessels in our fleet. This table is disaggregated for vessels which have estimated future undiscounted cash flows that are marginally or significantly greater than their respective carrying values. The recognition of an impairment in the future may be more likely for those vessels that have estimated future undiscounted cash marginally greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values do not necessarily represent vessels that would likely be impaired in the next twelve months. The recognition of an impairment in the future for those vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimation of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of the existing charter, charter market outlook, future vessel values, and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing a customer contract.

Aframax, Suezmax and Product Tankers (in thousands of U.S. dollars, except number of vessels)	Number of Vessels	Market Values (1)	Carrying Values
Tankers (2)	18	338,700	577,371
Tankers (3)	26	660,400	866,354
Total	44	999,100	1,443,725
(1)Market values are determined using reference to second-hand market comparables. Since vessel values can be volatile, our estimates of market value shown above may not be indicative of either the current or future prices we could obtain if we sold any of the vessels.
(2)Undiscounted cash flows are marginally greater than the carrying values.
(3)Undiscounted cash flows are significantly greater than the carrying values.

Our estimates of future cash flows are more sensitive to changes in certain assumptions, such as future charter rates. For example, if at December 31, 2020 the 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers, was increased by 5% or greater, then we would have not written down any of the four vessels we wrote down in the fourth quarter of 2020 by $21.9 million to their estimated fair value at such date. In addition, for those 18 vessels in the table above where the undiscounted cash flows are marginally greater than the carrying values, if at December 31, 2020 the 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers, was reduced by either 5% or 10%, 8 or 17, respectively, of the 18 vessels would have been impaired, resulting in an additional impairment of $136.1 million or $220.3 million, respectively. For those 26 vessels in the table above where the undiscounted cash flows are significantly greater than the carrying values, even if, at December 31, 2020, the 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers, was reduced by 10%, none of those 26 vessels would be impaired.
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

Effect if Actual Results Differ from Assumptions. Although we measure the fair value of our derivative instruments utilizing the inputs and assumptions described above, if we were to terminate the interest rate swap agreements at the reporting date, the amount we would pay or receive to terminate the interest rate swap agreements may differ from our estimate of fair value. If the estimated fair value differs from the actual termination amount, an adjustment to the carrying amount of the applicable derivative asset or liability would be recognized in earnings for the current period. Such adjustments could be material. See "Item 18 – Financial Statements: Note 11 – Derivative Instruments" for the effects on the change in fair value of our derivative instruments on our consolidated statements of income (loss).
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
Effect if Actual Results Differ from Assumptions. If we determined that an uncertain tax position was sustained upon examination, and such amount was in excess of the net amount previously recognized, we would increase our net income in the period such determination was made. Likewise, if we determined that an uncertain tax position was not sustained upon examination, we would typically decrease our net income in the period such determination was made. See “Item 18 - Financial Statements: Note 21 - Income Tax Expenses”.
Item 6.Directors, Senior Management and Employees
Our Board of Directors and executive officers oversee and supervise our operations. Subject to this oversight and supervision, our operations are managed generally by our Manager.

Our President and Chief Executive Officer, Kevin Mackay, and our Chief Financial Officer, Stewart Andrade, allocate their time between managing our business and affairs as such officers and the business and affairs of Teekay Corporation. Mr. Mackay is a member of the senior leadership team of Teekay Corporation, while Mr. Andrade is employed by a subsidiary of Teekay Corporation. The amount of time Messrs. Mackay and Andrade allocate between our business and the businesses of Teekay Corporation and other subsidiaries of Teekay Corporation varies from time to time depending on the various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Our officers and certain individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its affiliates. We intend to seek to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct thereof.

Please also read "Item 7 – Major Shareholders and Related Party Transactions - Related Party Transactions".
Directors and Executive Officers of Teekay Tankers Ltd.
The following table lists the directors and executive officers of Teekay Tankers Ltd. and their ages as of December 31, 2020.

Name	Age	Position
Stewart Andrade	48	Chief Financial Officer
Arthur Bensler	63	Director and Secretary
Sai W. Chu	54	Director (1)(2)(3)
Richard T. du Moulin	74	Director (4)(5)(6)
Kenneth Hvid	52	Chair
Kevin Mackay	52	President and Chief Executive Officer
David Schellenberg	57	Director (4)
(1)Chair of Audit Committee.
(2)Member of Conflicts Committee.
(3)Member of Nominating and Corporate Governance Committee.
(4)Member of Audit Committee.
(5)Chair of Conflicts Committee.
(6)Chair of Nominating and Corporate Governance Committee.

Certain biographical information about each of these individuals included in the table above is set forth below.

Stewart Andrade was appointed as Chief Financial Officer of Teekay Tankers Ltd. in 2017. He joined Teekay in 2002 and has worked in a variety of roles and has been responsible for executing a number of strategic transactions, including acquisitions and the establishment of joint ventures, to grow Teekay Tankers Ltd. into one of the world’s leading tanker companies. Mr. Andrade is also responsible for Strategy and Business Development for Teekay’s tanker business, a role he has held since 2015. Prior to joining Teekay, Mr. Andrade worked in Ernst and Young’s consulting practice providing advisory services to a variety of Canadian and international organizations. Mr. Andrade is a Canadian Chartered Professional Accountant.

Arthur Bensler joined the board of Teekay Tankers Ltd. in 2013 and served as its Chair from 2013 until June 2019. Mr. Bensler served as Corporate Secretary of Teekay Tankers Ltd. from 2007 until 2014 and was reappointed in July 2019. He is also Executive Vice President, Corporate Secretary and General Counsel of Teekay Corporation and President of Teekay Shipping (Canada) Ltd. He has more than 20 years of experience in the shipping industry and joined Teekay Corporation in 1998 as General Counsel. He was promoted to the position of Vice President and General Counsel in 2002, became the Corporate Secretary of Teekay Corporation in 2003 and was further promoted to Executive Vice President and General Counsel in 2006. He has served as General Counsel to Teekay Tankers Ltd. since its inception. Mr. Bensler served as Committee Director of the Britannia Steamship Insurance Association Limited from 2005 to 2010 and has served as a Committee Director of The Standard Club Ltd., a mutual insurance association, since 2010, where he is also a member of the Nominating & Governance Committee and the Strategy Committee.

Sai W. Chu joined the board of Teekay Tankers Ltd. in May 2019 and currently serves as the Chair of its Audit Committee. Mr. Chu brings extensive financial experience to Teekay Tankers Ltd. with over 30 years of finance, operations and strategy experience primarily with public companies in shipping, specialty finance, utilities and technology. From 2007 to 2015, he served as Chief Financial Officer of Seaspan Corporation (NYSE: SSW), a containership lessor, and prior to that he served in various financial roles within its related companies. From 1994 to 2004, he held financial roles with other companies, including BC Gas Inc. (now Fortis Inc.). He is currently Chief Financial Officer of Earth Daily Holdings Corp., a big data company specialized in satellite imaging, data services and geo-analytics with global operations, after previously serving as the Chief Financial Officer of its predecessor company since 2017. Mr. Chu is a member of the Advisory Board of Maritime Partners LLC, a Jones Act-focused leasing platform, and is a founding board member of Canada’s Digital Technology Supercluster, where he currently serves on the Finance and Audit Committee. He is also currently an advisor to A2Z Capital Inc., a private equity firm. Mr. Chu is a member of the Institute of Chartered Professional Accountants of Canada.

Richard T. du Moulin joined the board of Teekay Tankers Ltd. in 2007. Mr. du Moulin is currently the President of Intrepid Shipping L.L.C., a position he has held since he founded the company in 2002. From 1998 to 2002, Mr. du Moulin served as Chairman and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chairman Emeritus of the Seamen’s Church Institute of New York and New Jersey. Mr. du Moulin currently serves as an advisor to Hudson Structured Capital Management, a private equity firm, and is on the board of Pangaea Logistics Solutions, Ltd., a dry bulk shipping company. He also served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999 and previously also served as a director of Globe Wireless L.L.C. and Tidewater, Inc.

Kenneth Hvid joined the board of Teekay Tankers Ltd. in 2017 and was appointed as its Chair in June 2019. Mr. Hvid joined the board of Teekay Corporation in June 2019 and has served as its President and Chief Executive Officer since 2017. Mr. Hvid has served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., since 2018, having previously served as a director from 2011 to 2015 and was appointed as its Chair in May 2019. He joined Teekay Corporation in 2000 and was promoted to Senior Vice President, Teekay Gas Services in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation’s Chief Strategy Officer and Executive Vice President from 2011 to 2015. He also served as a director of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.) from 2011 to June 2020, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. & I. (Bermuda) Ltd.

Kevin Mackay was appointed as President and Chief Executive Officer of Teekay Tankers Ltd. in 2014 and leads a global network of commercial offices in Asia, Europe and North America, with the responsibility of marketing Teekay’s fleet of conventional tankers. Mr. Mackay joined Teekay Tankers Ltd. from Phillips 66, where he headed the global marine business unit and was responsible for all aspects of marine transportation, including chartering, operations, demurrage, strategy and freight trading, business improvement and marine risk management. He held a similar role as the General Manager, Commercial Marine, at ConocoPhillips from 2009 to 2012 before the formation of Phillips 66. Mr. Mackay started his career working for Neptune Orient Lines in Singapore from 1991 to 1995. He then joined AET Inc. Limited (AET) (formerly American Eagle Tankers Inc.) in Houston, where he ultimately was the Regional Director – Americas, Senior Vice President, responsible for AET’s business in the Americas. Mr. Mackay holds a B.Sc. (Econ) Honours from the London School of Economics & Political Science.

David Schellenberg joined the board of Teekay Tankers Ltd. in June 2019. Mr. Schellenberg joined the board of Teekay Corporation in 2017 and was appointed as its Chair in June 2019. He also joined the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P., in May 2019. He is a member of the Audit Committees of both Teekay Tankers Ltd. and Teekay Corporation. Mr. Schellenberg brings over 25 years of financial and operating leadership experience to these roles. He is currently a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver, Canada. Prior to that, Mr. Schellenberg was with specialty aviation and aerospace businesses, Conair Group and its subsidiary Cascade Aerospace, from 2000 to 2013, serving as President and Chief Executive Officer from 2007 to 2013. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents’ Organization, holds an MBA and is a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCA).
Compensation of Directors and Senior Management
Executive Compensation
The compensation of our executive officers that are employees of Teekay Corporation or other subsidiaries thereof (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or its subsidiaries. In addition to any awards to our executive officers under our long-term incentive plan, we reimburse Teekay Corporation for time spent by our executive officers on our management matters. This reimbursement is a component of the management fee we pay our Manager pursuant to the Management Agreement. For the year ended

December 31, 2020, the aggregate amount of executive officer compensation was $2.5 million (2019: $2.3 million; 2018: $2.3 million), a majority of which is paid by us to Teekay. Teekay Corporation’s annual bonus plan, in which each of our executive officers participates, considers both company performance and team performance.
Compensation of Directors
Officers of Teekay Corporation who serve as our directors do not receive additional compensation for their service as directors. Each of our non-employee directors receives compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-employee directors receive an annual cash fee of $60,000 and an annual award of $75,000 paid by way of a grant of restricted stock units or, in certain years restricted stock units or stock options, at the director's choice. In addition, certain members of the Audit Committee each receive a committee cash fee of $7,500 per year, and the chair of the Audit Committee receives a fee of $17,000 per year for serving in that role. Members of the Conflicts Committee each receive a committee fee of $7,500 per year, and the chair of the Conflicts Committee receives a fee of $12,500 per year for serving in that role. Members of the Nominating and Corporate Governance Committee receive a committee fee of $5,000 per year, and the chair of the Nominating and Corporate Governance Committee receives a fee of $10,000 per year for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors and committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2020, our three non-employee directors received an aggregate of $242,006 in cash fees for their services as directors (2019: $397,870; 2018: $799,500). In addition, each non-employee director received a $75,000 annual award for 2020 to be paid by way of a grant of restricted stock units, granted under our 2007 Long-Term Incentive Plan pursuant to this annual retainer. During 2020, we granted nil stock options (2019: 58,843; 2018: 504,097) and 13,125 restricted stock units (2019: 19,918; 2018: 168,029) to non-employee directors. The stock options and restricted stock units vest immediately. On November 25, 2019, the one-for-eight reverse stock split for our Class A and Class B common stock took effect. The 2018 stock option and restricted stock unit figures reported above are presented pre-reverse split. Please refer to "Item 18 – Financial Statements: Note 1 - Summary of Significant Accounting Policies".
Long-Term Incentive Program
In the year ended December 31, 2020, we granted under our 2007 Long-Term Incentive Plan (i) no options to acquire shares of Class A common stock (2019: 218,223; 2018: 736,327) and (ii) 185,022 restricted stock units (2019: 99,056; 2018: 762,640) to officers and employees of the Company and to certain employees of Teekay Corporation’s subsidiaries that provide services to us. The 2018 stock option and restricted stock unit figures reported above are pre-reverse split. Each option under the plans has a 10-year term and vests equally over three years from the grant date. Each restricted stock unit is equal in value to one share of our Class A common stock plus reinvested dividends from the grant date to the vesting date. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of shares of Class A common stock. We intend to satisfy these grants by issuing shares from authorized capital. Please read "Item 18 – Financial Statements: Note 13 – Capital Stock".
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

The NYSE does not require a company like ours, which is a “foreign private issuer” and of which more than 50% of the voting power is held by another company, to have a majority of independent directors on the Board of Directors or to establish compensation or nominating/corporate governance committees composed of independent directors.

The Board has the following three committees: Audit Committee, Conflicts Committee, and Nominating and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Investors - Teekay Tankers Ltd. - Governance” from the home page of our website at www.teekay.com. During 2020, the Board held five meetings. Each director attended all Board meetings. The members of the Audit Committee, Conflicts Committee and Nominating and Corporate Governance Committee attended all meetings.

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

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•the integrity of our consolidated financial statements;

•our compliance with legal and regulatory requirements;
•the independent auditors’ qualifications and independence; and
•the performance of our internal audit function and independent auditors.

Our Conflicts Committee is composed entirely of directors who satisfy the heightened NYSE and SEC independence standards applicable to Audit Committee membership. The Conflicts Committee is comprised of Richard du Moulin (Chair) and Sai W. Chu. The Conflicts Committee:

•reviews specific matters that the Board believes may involve conflicts of interest between us and our controlling shareholder, Teekay Corporation, or its affiliates (other than us), or represent material related-party transactions, including transactions between us and our or Teekay Corporation’s officers or directors or their affiliates; and

•determines if the resolution of any such conflict of interest is fair and reasonable to us and recommends to the Board action to be taken with respect to any such matter.

The Board is not obligated to seek approval of the Conflicts Committee on any matter and may determine the resolution of any conflict of interest itself.

Our Nominating and Corporate Governance Committee is comprised entirely of directors who satisfy the general NYSE independence standards. Our Nominating and Corporate Governance Committee is comprised of Richard du Moulin (Chair) and Sai W. Chu.

The Nominating and Corporate Governance Committee:

•identifies individuals qualified to become Board members and recommends to the Board nominees for election as directors;
•maintains oversight of the operation and effectiveness of the Board and our corporate governance;
•develops, updates and recommends to the Board corporate governance principles and policies applicable to us, and monitors compliance with these principles and policies;
•discharges responsibilities of the Board relating to its compensation;
•exercises overall responsibility for approving and evaluating our incentive compensation and equity-based plans; and
•oversees the evaluation of the Board and its committees.
The Board's Role in Oversight of Environmental, Social and Corporate Governance
Our Corporate Governance Guidelines outline the Board’s role in oversight of our health, safety and environmental performance and our performance on sustainability and diversity efforts. In addition, the Board is responsible for evaluating and overseeing compliance with our policies, practices and contributions made in fulfillment of our social responsibilities and commitment to sustainability.
Crewing and Staff
Our Manager provides us with some of our staff, while others are employed directly by our subsidiaries. Our executive officers have the authority to hire additional staff as they deem necessary.

As of December 31, 2020, approximately 2,100 seagoing staff served on our vessels. The majority of our subsidiaries employ seagoing staff directly. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries.

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
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2020, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of March 2, 2021 (60 days after December 31, 2020) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned
All directors and executive officers as a group (7 persons) (1)	445,683	1.5%	1.3%
_______________________________
(1)Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation. Please read "Item 7 – Major Shareholders and Related Party Transactions".
Item 7.Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership, as of December 31, 2020, of our Class A and Class B common stock by each entity or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, an entity or group beneficially owns any shares that the entity or group has the right to acquire as of March 2, 2021 (60 days after December 31, 2020) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned (4)	Class B Common Stock	Percent of Class B Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned (4)
Teekay Corporation (1)	5,036,306	17.3%	4,625,997	100.0%	28.6%
Russell Investments Group, Ltd. (2)	1,796,897	6.2%	—	—	5.3%
Dimensional Fund Advisors LP (3)	1,478,244	5.1%	—	—	4.4%
_______________________________
(1)The voting power represented by shares beneficially owned by Teekay Corporation is 9.6% for its Class A common stock, 44.3% for its Class B common stock and 53.9% for its total Class A and Class B common stock.
(2)Russell Investments Group, Ltd. has sole voting power as to 1,796,897 Class A common shares. This information is based on the Schedule 13G filed with the SEC on February 2, 2021.
(3)Dimensional Fund Advisors LP has the sole dispositive power as to 1,478,244 Class A common shares and has sole voting power as to 1,401,078 of these Class A common shares. This information is based on the Schedule 13G filed with the SEC on February 12, 2021.
(4)Based on 29.1 million Class A common shares and 4.6 million Class B common shares outstanding as of December 31, 2020.

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
B.Related Party Transactions
Please read "Item 18 – Financial statements: Note 14 – Related Party Transactions" for additional information about these and various other related–party transactions.

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

Pursuant to the contribution, conveyance and assumption agreement, we agreed that:

•Teekay Corporation and its other affiliates may engage in the same or similar activities or lines of business as us, and that we will not be deemed to have an interest or expectancy in any business opportunity, transaction or other matter (each a Business Opportunity) in which Teekay Corporation or any of its other affiliates engages or seeks to engage merely because we engage in the same or similar activities or lines of business as that related to such Business Opportunity;
•if Teekay Corporation or any of its other affiliates acquires knowledge of a potential Business Opportunity that may be deemed to constitute a corporate opportunity of both Teekay Corporation and us, then (i) none of Teekay Corporation, our Manager or any of their officers or directors will have any duty to communicate or offer such Business Opportunity to us and (ii) Teekay Corporation may pursue or acquire such Business Opportunity for itself or direct such Business Opportunity to another person or entity; and
•any Business Opportunity of which our Manager or any person who is an officer or director of Teekay Corporation (or any of its other affiliates) and of us becomes aware shall be a Business Opportunity of Teekay Corporation.

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

Our articles of incorporation also renounce in favor of Teekay Corporation business opportunities that may be attractive to both Teekay Corporation and us. This provision likewise effectively limits the fiduciary duties that we or our shareholders otherwise may be owed regarding these business opportunities by our directors and officers who also serve as directors or officers of Teekay Corporation or its other affiliates.
Teekay Tankers’ Executive Officers and Certain of its Directors
Kevin Mackay, who has served since June 2014 as our President and Chief Executive Officer, is also a member of the executive team of Teekay Corporation.

Stewart Andrade, our Chief Financial Officer, is also the Vice President, Strategy and Business Development of Teekay Corporation.

Arthur Bensler, our Corporate Secretary and a director of our Board of Directors, is also Executive Vice President, General Counsel and Corporate Secretary of Teekay Corporation.

Kenneth Hvid, our Chair of the Board, is President and Chief Executive Officer of Teekay Corporation and a member of its Board of Directors. Mr. Hvid is also the Chair of the Board of Directors of Teekay GP L.L.C.

David Schellenberg, a member of our Board of Directors, is the Chair of the Board of Directors of Teekay Corporation and is also a member of the Board of Directors of Teekay GP L.L.C.

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
Acquisitions and Divestment
In May 2017, we completed the acquisition from a subsidiary of Teekay Corporation of the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns tanker commercial management and technical management operations.

In July 2015, we acquired our STS transfer business from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE. In addition to full service lightering and lightering support, this company also provided consultancy and LNG terminal management services. On April 30, 2020, we completed the sale of the non-U.S. portion of our STS business and our LNG terminal management business. Following the sale, our remaining STS support operations were integrated into our tanker business. Please read "Item 18 - Financial Statements: Note 4 - Segment Reporting" and "Item 18 - Financial Statements: Note 19 - Write-down and Sale of Assets".

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
Management Agreement
In connection with our initial public offering in December 2007, we entered into a long-term management agreement (or Management Agreement) with our Manager, which currently is Teekay Corporation's subsidiary, Teekay Shipping Ltd., as successor by merger to the initial manager, Teekay Tankers Management Services Ltd.

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
Compensation of the Manager
Management Fees. In return for services under the Management Agreement, we pay our Manager the following management fees:

•Commercial services fee. Prior to October 1, 2018, we paid a commercial services fee equal to 1.25% of the gross revenue attributable to the vessels our Manager commercially managed for us and which operated under time charters or were spot traded (excluding vessels participating in the RSAs). Subsequent to our acquisition of the remaining 50% interest in TTOL in May 2017, our share of the Manager's commercial management fees has been eliminated. Commencing October 1, 2018, we elected to provide our own commercial services, effectively eliminating the prior subcontracting arrangement between our Manager and TTOL.
•Technical services fee. Prior to October 1, 2018, we paid an annual fee per vessel for technical services our Manager provided to us. Commencing October 1, 2018, we elected to provide our own technical services, effectively eliminating the prior subcontracting arrangement between our Manager and TTOL.
•Administrative and strategic services fees. We pay fees that reimburse our Manager for its related direct and indirect expenses in providing administrative and strategic services and which include a profit margin based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar services.

For additional information about these services and fee, please see "Item 18 – Financial Statements: Note 14 – Related Party Transactions".

Performance Fee. In order to provide our Manager with an incentive to improve the results of our operations and financial condition, the Management Agreement also provides for payment of a performance fee in certain circumstances, in addition to the basic fees described above. Our Manager generally is entitled to payment of a performance fee equal to 20% of the Gross Cash Available for Distribution (as defined in the Management Agreement) if in a given fiscal year this figure exceeds $25.60 per share of our common stock, as adjusted for a reverse stock split on November 25, 2019 (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the year) (or the Incentive Threshold).

We maintain an internal account (or the Cumulative Dividend Account) that reflects, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $2.65 per share (pre-reverse stock split) annual incentive baseline. The Cumulative Dividend Account is intended to ensure that our shareholders receive an equivalent of at least $2.65 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance is reset to zero. We paid no performance fees to our Manager in 2020, 2019 or 2018.

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

The Management Agreement will terminate automatically if we experience any of certain types of changes of control. Upon any such termination, we will be required to pay our Manager the Termination Payment in a single installment.
TIL Management Agreement
In January 2014, TIL entered into a long-term management agreement with our Manager, pursuant to which our Manager agreed to provide to TIL commercial, technical, administrative and corporate services and personnel, including TIL’s executive officers, in exchange for management services fees and reimbursement of expenses. In connection with our acquisition of TIL in November 2017, our Manager waived the management services fees payable under the TIL management agreement to the extent such fees exceeded the fees payable under the existing Management Agreement between us and the Manager, but the Manager did not waive the transaction fee that is payable in the event of any sale of vessels owned by TIL subsidiaries as of date of the TIL merger, which fee is equal to 1.0% of the aggregate consideration payable to us, TIL or its subsidiaries pursuant to a sale contract.
Item 8.Financial Information
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
Dividend Policy
With a current focus on building net asset value through balance sheet delevering and reducing our cost of capital, in November 2019, our dividend policy was revised such that, dividend payments are now subject to the discretion of our Board of Directors. The timing and amount of dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, the requirements of Marshall Islands law, restrictions in financing agreements and other factors deemed relevant by our Board of Directors.
Significant Changes
Please read "Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2020 and Early 2021” and “Item 18 – Financial Statements: Note 22 – Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2020.
Item 9.The Offer and Listing
Our Class A common stock is listed on the NYSE under the symbol “TNK”. Our Class B common stock is held entirely by Teekay and is not listed on any stock exchange.

Item 10.Additional Information
Articles of Incorporation and Bylaws
Our Amended and Restated Articles of Incorporation, as amended on November 27, 2017, July 6, 2018 and November 20, 2019 (or our Articles of Incorporation), have been filed as Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2019 (File No. 001-33867), filed with the SEC on April 15, 2020, and our Amended and Restated Bylaws (or our Bylaws) have been filed as Exhibit 3.2 to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147798), filed with the SEC on December 11, 2007, and are each hereby incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to each class of our capital stock are described in Exhibit 2.1 (entitled "Description of Securities Registered Under Section 12 of the Exchange Act") to our Annual Report on Form 20-F (File No. 1-33867), filed with the SEC on April 15, 2020, and are hereby incorporated by reference into this Annual Report.

There are no limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by the laws of the Republic of The Marshall Islands or by our Articles of Incorporation or Bylaws.
Material Contracts
The following is a summary of each material contract, other than material contracts entered into in the ordinary course of business, which are to be performed in whole or in part after the filing of this annual report, each of which is included in the list of exhibits in Item 19:

a)Management Agreement dated December 18, 2007 between Teekay Tankers Ltd. and Teekay Tankers Management Services Ltd., as amended by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010, Amendment No. 3 dated as of January 1, 2011 and Amendment No. 4 dated as of March 31, 2019. Please read "Item 4. – Information on the Company – B. Business Overview" for a description of this Management Agreement.
b)Addendum to Management Agreement dated March 23, 2016 between Teekay Tankers Ltd. and Teekay Tankers Management Services Ltd. This Addendum allows Teekay Tankers Management Services Ltd. to sub-contract commercial management of vessels to certain parties, subject to certain terms.
c)Technical Services Agreement dated December 18, 2007 between Teekay Tankers Management Services Ltd. and Teekay Shipping Limited.
d)Commercial Management Services Agreement dated February 29, 2008 between Teekay Tankers Management Services Ltd. and Teekay Chartering Limited.
e)Teekay Tankers Ltd. 2007 Long-Term Incentive Plan. Please read "Item 6. – Directors, Senior Management and Employees" for a summary of certain plan terms.
f)Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. Please read "Item 7. – Major Shareholders and Related Party Transactions – B. Related Party Transactions – Registration Rights Agreement."
g)Shareholders Agreement dated September 30, 2010, for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd.
h)Master Ship Management Agreement dated August 31, 2012 between Teekay Shipping Limited and Teekay Marine Ltd.
i)Equity Distribution Agreement, dated November 18, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. Under this Agreement, we implemented a continuous offering program through which we may, from time to time, issue Class A common stock with an aggregate offering price of up to $80.0 million, through Evercore, as sale agent.
j)Equity Distribution Agreement, dated June 4, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. Under this Agreement, we implemented a continuous offering program through which we may, from time to time, issue Class A common stock with an aggregate offering price of up to $80.0 million, through Evercore, as sale agent. In September 2015, we concluded this COP after selling approximately 11.3 million shares for net proceeds of $78.2 million.
k)Registration Rights Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and Veritable Maritime Holdings, LLC. Under this Agreement, we agreed to prepare and file a shelf registration statement to register offers and sales of certain shares of our Class A Common Stock that we issued to Veritable Maritime Holdings, LLC and certain of its affiliates as partial consideration for our purchase of certain vessels from certain wholly-owned indirect subsidiaries of Veritable Maritime Holdings, LLC.
l)Common Stock Purchase Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the purchasers named therein. Under this Agreement, we issued 9,118,797 shares of our Class A Common Stock to a group of institutional investors for $6.65 per share.
m)Agreement and Plan of Merger, dated as of May 31, 2017, by and among Teekay Tankers Ltd., Royal 2017 Ltd. and Tanker Investments Ltd. (or TIL) under which we completed a merger with TIL by acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange of 3.3 shares of our Class A common stock for each share of TIL common stock, and as a result, TIL became a wholly-owned subsidiary.
n)Purchase Agreement, dated as of May 31, 2017, between Teekay Tankers Ltd. and Teekay Holdings Limited (or THL), under which we purchased the remaining 50% of the issued and outstanding shares of Teekay Tanker Operations Ltd. from THL.
o)Voting and Support Agreement, dated as of September 14, 2017, by and among Teekay Tankers Ltd., Huber Capital Management, LLC and Joseph R. Huber, providing, among other things, that Huber Capital Management, LLC and Joseph R. Huber would vote certain shares of the Company's Class A Common Stock in favor of a charter amendment in connection with our merger with TIL.

p)Share Subscription Agreement, dated January 13, 2017, between Teekay Tankers Ltd. and THL, under which we agreed to issue a total of 2,155,172 shares of our Class A common stock for an aggregate purchase price of $5,000,000.
q)Secured Revolving Credit Facility Agreement dated January 28, 2020 between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch and various other banks, for a $532.8 million long-term debt facility which is scheduled to mature in December 2024.
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

This discussion is limited to shareholders who hold their common stock as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular shareholder in light of the shareholder’s circumstances, or to certain categories of shareholders that may be subject to special tax rules, such as:

•dealers in securities or currencies,
•traders in securities that have elected the mark-to-market method of accounting for their securities,
•persons whose functional currency is not the U.S. dollar,
•persons holding our common stock as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,
•certain U.S. expatriates,
•financial institutions,
•insurance companies,
•persons subject to the alternative minimum tax,
•persons that actually or under applicable constructive ownership rules own 10% or more of our stock (by vote or value), and
•entities that are tax-exempt for U.S. federal income tax purposes.

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
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and pursuant to a “look through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value), either: (i) at least 75% of its gross income is “passive” income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS or a court of law, will accept our position or that we would not constitute a PFIC for any future taxable year if there were to be changes in our or our look-through subsidiaries’ assets, income or operations.

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

Taxation of U.S. Holders Not Making a Timely QEF or Mark–to–Market Election. If we were to be treated as a PFIC for any taxable year, a U.S. Holder who does not make either a QEF election or a “mark–to–market” election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any “excess distribution” (i.e., the portion of any distributions received by the Non–Electing Holder on our common stock in a taxable year in excess of 125% of the average annual distributions received by the Non–Electing Holder in the three preceding taxable years, or, if shorter, the Non–Electing Holder’s holding period for our common stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our common stock;
•the amount allocated to the current taxable year and any taxable year prior to the taxable year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current taxable year;
•the amount allocated to each of the other taxable years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and
•an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other taxable year.

Additionally, for each year during which a U.S. Holder holds our common stock, we are a PFIC, and the total value of all PFIC stock that such U.S. Holder directly or indirectly holds exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our common stock. In addition, if a Non–Electing Holder who is an individual, dies while owning our common stock, such Non-Electing Holder’s successor generally would not receive a step–up in tax basis with respect to such common stock.

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
Information Reporting and Backup Withholding
In general, distributions taxable as dividends with respect to, or the proceeds from a sale, redemption or other taxable disposition of, our common stock to a Non–Corporate U.S. Holder will be subject to information reporting requirements, unless such distribution taxable as a dividend is paid and received outside the United States by a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations), or such proceeds are effected through an office outside the U.S. of a broker that is considered a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations). These amounts also generally will be subject to backup withholding if the Non–Corporate U.S. Holder:

•fails to timely provide an accurate taxpayer identification number;
•is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.

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

Non-United States Tax Considerations
Marshall Islands Tax Considerations
Because we and our subsidiaries do not, and do not expect that we or they will, conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to issuance of shares of our common stock was and is expected to be executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, holders of our common stock that are not citizens of and do not reside in, maintain offices in, or engage in business, operations, or transactions in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on dividends that we make to our shareholders. In addition, such shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common stock, and they will not be required by the Republic of the Marshall Islands to file a tax return relating to the common stock.

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
Documents on Display
Documents concerning us that are referred to herein may be accessed on our website under "Investors - Teekay Tankers Ltd. - Financials & Presentations" from the home page of our website at www.teekay.com or may be inspected at our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval (or EDGAR) system may also be obtained from the SEC’s website at www.sec.gov, free of charge.
Item 11.Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from foreign currency fluctuations, changes in interest rates and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are Singaporean Dollar, Euro and British Pound. There is a risk that currency fluctuations will have a negative effect on the value of cash flows. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2020, 2019 or 2018.
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

The table below provides information about financial instruments as at December 31, 2020, that are sensitive to changes in interest rates, including our debt, obligations related to finance leases and interest rate swap. For long-term debt and obligations related to finance leases, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swap, the table presents the notional amount and interest rate by the expected contractual maturity date. The expected contractual maturity date does not reflect potential prepayments of long-term debt and obligations related to finance leases.

	2021	2022	2023	2024	2025	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)

(in millions of U.S. dollars, except percentages)
U.S. Dollar Denominated Obligations
Short-term debt:
Variable Rate (2)	10.0	—	—	—	—	—	10.0	(10.0)	3.6%

Long-term debt:
Variable Rate (2)	11.2	11.2	42.2	185.0	—	—	249.6	(248.7)	2.6%

Obligations related to finance leases
Fixed Rate (3) (4)	78.4	23.3	25.2	27.2	29.3	176.6	360.0	(411.7)	7.8%

Interest rate swap
Contract Amount (2)	—	—	—	50.0	—	—	50.0	(0.9)	0.8%
(1)Rate refers to the interest rate for our short-term debt, the weighted-average interest rate for our long-term debt, including the margin we pay on our variable-rate debt which, as of December 31, 2020, ranged from 2.25% to 3.50%, the weighted-average interest rate implicit in our obligations related to finance leases at the inception of the leases and the fixed pay rate for our interest rate swap agreement.
(2)Interest payments on our debt and interest rate swap are based on LIBOR. The average variable rate paid to us under our interest rate swap is set quarterly at the three-month LIBOR.
(3)Giving effect to the purchase options declared in November 2020 to acquire two Suezmax tankers in May 2021 under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases".
(4)In March 2021, we declared purchase options to acquire six Aframax tankers in September 2021 for a total cost of $128.8 million, under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases". Giving effect to this transaction, the scheduled repayments of obligations related to finance leases are $201.2 million (2021), $12.3 million (2022), $13.1 million (2023), $13.9 million (2024), $14.8 million (2025) and $104.7 million (thereafter).
Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time we may use forward freight agreements as a tool to protect against changes in spot tanker market rates. Forward freight agreements are contracts used to buy or sell a fixed volume of freight on specified trade routes. Forward freight agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at December 31, 2020, we were not committed to any forward freight agreements.
Item 12.Description of Securities Other than Equity Securities
Not applicable.
Part II
Item 13.Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.Controls and Procedures
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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2020.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management determined that internal control over financial reporting was effective as of December 31, 2020.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.
Changes in Internal Control over Financial Reporting
During the year ended December 31, 2020, we completed the implementation of a new global accounting system designed for greater system enablement and automation of our accounting and financial reporting processes. Although this implementation digitized certain accounting activities and allowed for enhanced capabilities within the accounting function, it did not significantly affect the overall control and procedures followed by us in establishing internal controls over financial reporting.

There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended December 31, 2020 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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

Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2020 and 2019 was KPMG LLP, Chartered Accountants. The following table shows the fees we paid or accrued for audit services provided by KPMG LLP.

Fees (in thousands of U.S. dollars)	2020	2019
Audit Fees (1)	646	588
Audit-Related Fees (2)	7	—
Tax Fees (3)	—	11
	653	599
(1)Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements and effectiveness of internal control over financial reporting, review of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.
(2)For 2020, audit-related fees consisted of attestation services for regulatory requirements.
(3)For 2019, tax fees principally included corporate tax compliance fees.

No other services were provided to us by the auditors during 2020 or 2019.

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2020 and 2019.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable.
Item 16F. Change in Registrant’s Certifying Accountant
Not applicable.
Item 16G. Corporate Governance
As a "foreign private issuer" and “controlled company” under SEC rules, we are not required to comply with certain corporate governance rules and practices followed by other U.S. companies that are not controlled companies under the NYSE listing standards. The following is the significant way in which our corporate governance practices differ from those followed by U.S. controlled companies listed on the NYSE:

•As a "foreign private issuer", we are not required to obtain shareholder approval prior to the adoption of equity compensation plans or certain equity issuances, including, among others, issuing 20% or more of our outstanding common shares or voting power in a transaction.

There are no other significant ways in which our corporate governance practices differ from those followed by U.S. controlled companies under the listing requirements of the NYSE.
Item 16H. Mine Safety Disclosure
Not applicable.

Part III
Item 17.Financial Statements
Not applicable.
Item 18.Financial Statements
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

Item 19.Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd., as amended (1)
1.2	Amended and Restated Bylaws of Teekay Tankers Ltd. (1)
2.1	Description of Securities Registered Under Section 12 of the Exchange Act. (1)
4.1	Contribution, Conveyance and Assumption Agreement (2)
4.2	Management Agreement, as amended by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010 and Amendment No. 3 dated as of January 1, 2011 (3)
4.3	Addendum to Management Agreement dated March 23, 2016 (4)
4.4	Amendment No. 4 to Management Agreement dated as of March 31, 2019 (5)
4.5	Gross Revenue Sharing Pool Agreement (2)
4.6	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan (6)
4.7	Technical Services Agreement dated as of December 18, 2007, between Teekay Tankers Management Services Ltd. and Teekay Shipping Limited. (7)
4.8	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. (2)
4.9	Commercial Management Services Agreement dated as of February 29, 2008, between Teekay Tankers Management Services Ltd. and Teekay Chartering Limited. (7)
4.10	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd. (8)
4.11	Master Ship Management Agreement dated August 31, 2012, between Teekay Shipping Limited and Teekay Marine Ltd.(6)
4.12	Registration Rights Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the persons set forth on Schedule I thereto. (9)
4.13	Common Stock Purchase Agreement, dated August 4, 2015, by and among Teekay Tankers Ltd. and the purchasers named therein. (10)
4.14	Share Subscription Agreement, dated January 13, 2017, between Teekay Tankers Ltd. and Teekay Holdings Limited. (7)
4.15	Agreement and Plan of Merger, dated as of May 31, 2017, by and among Teekay Tankers Ltd., Royal 2017 Ltd. and Tanker Investments Ltd. (11)
4.16	Purchase Agreement, dated as of May 31, 2017, between Teekay Tankers Ltd. and Teekay Holdings Limited (11)
4.17	Voting and Support Agreement, dated as of September 14, 2017, by and among Teekay Tankers Ltd., Huber Capital Management LLC and Joseph R. Huber (12)
4.18	Secured Revolving Credit Facility Agreement dated January 28, 2020 between Teekay Tankers Ltd., Nordea Bank AB and various other banks, for a $532.8 million long-term debt facility. (1)
8.1	List of Subsidiaries of Teekay Tankers Ltd.
10.1	Equity Distribution Agreement, dated November 18, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. (13)
10.2	Equity Distribution Agreement, dated June 4, 2015, between Teekay Tankers Ltd. and Evercore Group L.L.C. (14)
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer.
13.1	Teekay Tankers Ltd. Certification of Kevin Mackay, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Tankers Ltd. Certification of Stewart Andrade, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG LLP, as independent registered public accounting firm.
101.INS	XBRL Instance Document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.
___________________________
(1)Previously filed as Exhibits 1.1, 1.2, 2.1 and 4.23 to the Company’s Report on Form 20-F filed with the SEC on April 15, 2020 and hereby incorporated by reference to such Report.
(2)Previously filed as Exhibits 10.1, 10.3 and 4.1 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.

(3)Previously filed as Exhibit 4.2 to the Company’s Report on Form 20-F filed with the SEC on April 12, 2011 and hereby incorporated by reference to such Report.
(4)Previously filed as Exhibit 10.4 to the Company’s Report on Form 20-F filed with the SEC on April 27, 2016 and hereby incorporated by reference to such Report.
(5)Previously filed as Exhibit 4.4 to the Company's Report on Form 20-F filed with the SEC on April 10, 2019 and hereby incorporated by reference to such Report.
(6)Previously filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on March 21, 2018 and hereby incorporated by reference to such Registration Statement.
(7)Previously filed as Exhibits 4.5, 4.7, 4.19, and 4.25 to the Company Report on Form 20-F filed with the SEC on April 24, 2018 and hereby incorporated by reference to such Report.
(8)Previously filed as Exhibit 4.11 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.
(9)Previously filed as Exhibit 10.2 to the Company’s Report on Form 6-K filed with the SEC on November 18, 2015 and hereby incorporated by reference to such Report.
(10)Previously filed as Exhibit 10.1 to the Company’s Report on Form 6-K furnished to the SEC on August 7, 2015 and hereby incorporated by reference to such Report.
(11)Previously filed as Exhibits 1.1, and 1.3 to the Company’s Report on Form 6-K filed with the SEC on June 1, 2017 and hereby incorporated by reference to such Report.
(12)Previously filed as Appendix D to Exhibit I to the Company's Report on Form 6-K filed with the SEC on October 25, 2017 and hereby incorporated by reference to such Report.
(13)Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on November 18, 2015 and hereby incorporated by reference to such Report.
(14)Previously filed as Exhibit 1.1 to the Company’s Report on Form 6-K filed with the SEC on June 4, 2015 and hereby incorporated by reference to such Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY TANKERS LTD.

Date: April 1, 2021	By:	/s/ Stewart Andrade
Stewart Andrade
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Teekay Tankers Ltd.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. and subsidiaries (the Company) as of December 31, 2020 and 2019, the related consolidated statements of income (loss), cash flows, and changes in equity for each of the years in the three‑year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 1, 2021 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
Change in Accounting Principle
As discussed in Note 2 to the consolidated financial statements, the Company has changed its accounting policies as of January 1, 2019 due to the adoption of ASU 2016-02.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinion on the critical audit matter or on the accounts or disclosures to which it relate.
Recoverability of Conventional Tankers
As discussed in Note 19 to the consolidated financial statements, the Company recognized an impairment charge of $65.4 million in the year ended December 31, 2020 in relation to nine Aframax tankers. As discussed in Note 1 to the consolidated financial statements, the Company assesses vessels and equipment that are intended to be held and used in the Company’s business for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. If the asset’s carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying value of the asset is reduced to its estimated fair value. Estimates of undiscounted expected cash flows involve, amongst others, assumptions about future charter rates. The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2020, was $1,555 million.
We identified the assessment of the recoverability of conventional tankers as a critical audit matter. Subjective auditor judgment was required to evaluate the estimated future charter rates used in determining the undiscounted expected cash flows because the estimation of future charter rates is subject to significant measurement uncertainty. Changes in estimated future charter rates could have had a significant impact on the recoverability of conventional tankers.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of an internal control related to the determination of estimated future charter rates. We assessed a selection of estimated future charter rates by comparing them to historical rates and third-party industry publications for conventional tankers with similar characteristics, including type and size. We compared the Company’s historical revenue projections to actual results to assess the Company’s ability to accurately project future revenue.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company's auditor since 2011.

Vancouver, Canada
April 1, 2021

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Teekay Tankers Ltd.

Opinion on Internal Control Over Financial Reporting
We have audited Teekay Tankers Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2020 and 2019, the related consolidated statements of income (loss), cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2020, and the related notes (collectively, the consolidated financial statements), and our report dated April 1, 2021 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
April 1, 2021

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS) (notes 1 and 2)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
REVENUES
Voyage charter revenues (note 3)	741,804	881,603	671,928
Time-charter revenues (note 3)	127,598	17,495	59,976
Other revenues (notes 3 and 14b)	17,032	44,819	44,589
Total revenues	886,434	943,917	776,493

Voyage expenses	(297,225)	(402,294)	(381,306)
Vessel operating expenses (notes 14b and 14c)	(184,233)	(208,601)	(209,131)
Time-charter hire expenses (note 10)	(36,341)	(43,189)	(19,538)
Depreciation and amortization	(117,212)	(124,002)	(118,514)
General and administrative expenses (note 14b)	(39,006)	(36,404)	(39,775)
(Write-down) and (loss) gain on sale of assets (note 19)	(69,446)	(5,544)	170
Restructuring charges (note 20)	(1,398)	—	(1,195)
Income from operations	141,573	123,883	7,204

Interest expense	(51,525)	(65,362)	(58,653)
Interest income	1,199	871	879
Realized and unrealized (loss) gain on derivative instruments (note 11)	(2,220)	(967)	3,032
Equity income (note 5)	5,100	2,345	1,220
Other income (note 15)	473	695	3,182
Net income (loss) before income taxes	94,600	61,465	(43,136)
Income tax expense (note 21)	(7,283)	(20,103)	(9,412)
Net income (loss)	87,317	41,362	(52,548)

Per common share amounts (note 18)
• Basic earnings (loss) per share	$2.59	$1.23	($1.57)
• Diluted earnings (loss) per share	$2.57	$1.23	($1.57)
• Cash dividends declared	—	—	$0.24

Weighted-average number of Class A and Class B common stock outstanding (note 18)
• Basic	33,718,665	33,617,635	33,561,615
• Diluted	33,921,621	33,731,171	33,561,615
Related party transactions (note 14)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 2)
(in thousands of U.S. dollars)

	As at December 31, 2020 $	As at December 31, 2019 $
ASSETS
Current
Cash and cash equivalents	97,232	88,824
Restricted cash - current (note 16)	2,779	3,071
Accounts receivable	36,202	95,648
Assets held for sale (note 19)	32,974	65,458
Due from affiliates (note 14c)	5,236	697
Current portion of derivative assets (note 11)	—	577
Bunker and lube oil inventory	34,606	49,790
Prepaid expenses	9,739	10,288
Accrued revenue (note 3)	26,640	106,872
Total current assets	245,408	421,225
Restricted cash - long-term (note 16)	3,135	3,437
Vessels and equipment
At cost, less accumulated depreciation of $417.4 million (2019 - $537.1 million) (notes 9 and 19)	1,104,742	1,223,085
Vessels related to finance leases, at cost, less accumulated depreciation of $124.4 million (2019 - $143.7 million) (notes 10 and 19)	450,558	527,081
Operating lease right-of-use assets (notes 2, 10 and 19)	2,529	19,560
Total vessels and equipment	1,557,829	1,769,726
Investment in and advances to equity-accounted joint venture (note 5)	28,561	28,112
Derivative assets (note 11)	—	82
Other non-current assets	897	1,923
Intangible assets at cost, less accumulated depreciation of $3.7 million (2019 - $3.2 million) (note 6)	1,989	2,545
Goodwill (note 6)	2,426	2,426
Total assets	1,840,245	2,229,476
LIABILITIES AND EQUITY
Current
Accounts payable	31,059	70,978
Accrued liabilities (notes 7, 14c, 20 and 21)	55,055	59,735
Short-term debt (note 8)	10,000	50,000
Current portion of long-term debt (note 9)	10,858	43,573
Current portion of derivative liabilities (note 11)	289	86
Current obligations related to finance leases (note 10)	78,476	25,357
Current portion of operating lease liabilities (notes 2 and 10)	3,685	16,290
Due to affiliates (note 14c)	3,123	2,139
Liabilities associated with assets held for sale (note 19)	—	2,980
Other current liabilities	4,574	8,567
Total current liabilities	197,119	279,705
Long-term debt (note 9)	232,103	516,106
Long-term obligations related to finance leases (note 10)	281,567	389,431
Long-term operating lease liabilities (notes 2 and 10)	315	3,270
Derivative liabilities (note 11)	597	—
Other long-term liabilities (note 21)	49,642	51,044
Total liabilities	761,343	1,239,556
Commitments and contingencies (notes 5, 8, 9, 10 and 11)
Equity
Common stock and paid-in capital (585.0 million shares authorized, 29.1 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2020 and 585.0 million shares authorized, 29.0 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2019) (note 13)	1,299,220	1,297,555
Accumulated deficit	(220,318)	(307,635)
Total equity	1,078,902	989,920
Total liabilities and equity	1,840,245	2,229,476
Subsequent events (note 22)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (note 1)
(in thousands of U.S. dollars)

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	87,317	41,362	(52,548)
Non-cash items:
Depreciation and amortization	117,212	124,002	118,514
Write-down and loss (gain) on sale of assets (note 19)	69,446	5,544	(170)
Unrealized loss (gain) on derivative instruments (note 11)	1,458	5,247	(579)
Equity income (note 5)	(5,100)	(2,345)	(1,220)
Income tax expense (note 21)	7,113	18,489	6,005
Other	5,232	4,044	5,659
Change in operating assets and liabilities (note 16)	89,920	(30,432)	(54,952)
Expenditures for dry docking	(24,655)	(48,250)	(27,972)
Net operating cash flow	347,943	117,661	(7,263)

FINANCING ACTIVITIES
Proceeds from short-term debt (note 8)	235,000	200,000	—
Prepayments of short-term debt (note 8)	(275,000)	(150,000)	—
Proceeds from long-term debt, net of issuance costs (note 9)	574,872	57,086	81,397
Scheduled repayments of long-term debt (note 9)	(13,174)	(101,107)	(165,365)
Prepayments of long-term debt (note 9)	(882,495)	(135,110)	(137,717)
Proceeds from financing related to sales and leasebacks of vessels (note 10)	—	63,720	241,339
Scheduled repayments of obligations related to finance leases (note 10)	(25,149)	(24,221)	(14,958)
Extinguishment of obligations related to finance leases (note 10)	(29,596)	—	—
Cash dividends paid	—	—	(8,052)
Other	(562)	(126)	(92)
Net financing cash flow	(416,104)	(89,758)	(3,448)

INVESTING ACTIVITIES
Proceeds from the sale of assets (2020 - net of cash sold of $2.1 million) (note 19)	85,892	20,008	589
Expenditures for vessels and equipment	(16,025)	(11,628)	(5,827)
Loan repayments from equity-accounted joint venture (note 5)	4,650	—	—
Return of capital from equity-accounted joint venture	—	—	746
Net investing cash flow	74,517	8,380	(4,492)
Increase (decrease) in cash, cash equivalents and restricted cash	6,356	36,283	(15,203)
Cash, cash equivalents and restricted cash, beginning of the year	96,790	60,507	75,710
Cash, cash equivalents and restricted cash, end of the year (note 16c)	103,146	96,790	60,507
Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (note 1)
(in thousands of U.S. dollars, except share amounts)

	Common Stock and Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2017	33,525	1,206,466	88,532	(288,397)	1,006,601
Net loss	—	—	—	(52,548)	(52,548)
Dividends declared ($0.24 per share)	—	—	—	(8,052)	(8,052)
Equity-based compensation (note 13)	45	1,220	—	—	1,220
Other	—	(289)	—	1	(288)
Balance as at December 31, 2018	33,570	1,207,397	88,532	(348,996)	946,933
Net income	—	—	—	41,362	41,362
Equity-based compensation (note 13)	85	1,660	—	—	1,660
Other	—	(34)	—	(1)	(35)
Balance as at December 31, 2019	33,655	1,209,023	88,532	(307,635)	989,920
Net Income	—	—	—	87,317	87,317
Equity-based compensation (note 13)	83	1,665	—	—	1,665
Balance as at December 31, 2020	33,738	1,210,688	88,532	(220,318)	1,078,902
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.Summary of Significant Accounting Policies
Basis of presentation and consolidation principles
These consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (GAAP). They include the accounts of Teekay Tankers Ltd., a Marshall Islands corporation, its wholly-owned subsidiaries, and any variable interest entities (or VIEs) (note 10) of which it is the primary beneficiary (collectively, the Company).

The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Significant intercompany balances and transactions have been eliminated upon consolidation.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 pandemic may have direct or indirect impact on the Company's business and the related financial reporting implications cannot be reasonably estimated at this time, although the pandemic could materially affect the Company's business, results of operations and financial condition in the future. COVID-19 has resulted and may continue to result in a significant decline in global demand for oil. As the Company's business includes the transportation of crude oil and refined petroleum products on behalf of customers, any significant decrease in demand for the cargo the Company transports could adversely affect demand for the Company's vessels and services. Spot tanker rates have come under pressure since mid-May 2020 as a result of significantly reduced oil demand due to COVID-19 and the subsequent decision by the OPEC+ group of oil producers to implement record oil supply cuts. Reduced oil production from other oil producing nations due to lower oil prices and the unwinding of floating storage has also contributed to the weakness in rates. COVID-19 has also led to an increase in certain crewing-related costs, which has had an impact on our cash flows, and was a contributing factor to the write-down of certain tankers during 2020 as described in Note 19 - Write-down and Sale of Assets and the reduction in certain tax accruals as described in Note 21 - Income Tax Expense.
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

Voyage charters

Revenues from voyage charters are recognized on a proportionate performance method. The Company uses a discharge-to-discharge basis in determining proportionate performance for all spot voyages that contain a lease and a load-to-discharge basis in determining proportionate performance for all spot voyages that do not contain a lease. The Company does not begin recognizing revenue until a charter has been agreed to by the customer and the Company, even if the vessel has discharged its cargo and is sailing to the anticipated load port on its next voyage. Revenues from the Company’s vessels performing voyage charters subject to revenue sharing agreements (or RSAs) follow the same revenue recognition policy as voyage charters not subject to RSAs. The difference between the net revenue earned by a vessel of the Company performing voyage charters subject to RSAs and its allocated share of the aggregate net contribution is reflected within voyage expenses. The consolidated balance sheets reflect in accrued revenue the accrued portion of revenues for those voyages that commence prior to the balance sheet date and complete after the balance sheet date. Voyage expenses incurred that are recoverable from the Company's customers in connection with its voyage charter contracts are reflected in voyage charters revenues and voyage expenses.

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Other revenues

Other revenues are earned from the offshore ship-to-ship transfer of commodities, primarily crude oil and refined oil products, but also liquid gases and various other products which are referred to as support operations. In addition, other revenues are also earned from other activities such as management of terminals and vessels, consultancy, procurement and equipment rental. Other revenues from short-term contracts are recognized as services are completed based on percentage of completion or in the case of long-term contracts, are recognized over the duration of the contract period. On April 30, 2020, the Company completed the sale of the non-US portion of its ship-to-ship support services business, as well as its LNG terminal management business (note 19).
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

Restricted cash - current

The Company maintains restricted cash deposits relating to certain freight forward agreements (note 11), for certain contracts related to the ship-to-ship transfer business and for the LNG terminal management business, prior to its sale in April 2020 (note 19). Attached to the LNG terminal management contracts were certain performance guarantees which were required to be issued by the Company.

Restricted cash - long-term

The Company maintains restricted cash deposits for the purposes of the margin requirements of the Company's obligations related to certain finance leases (note 10).
Accounts receivable and other loan receivables
Accounts receivable are recorded at the invoiced amount and do not bear interest. The consolidated balance sheets reflect, in accounts receivable, any amounts where the right to consideration is conditioned upon the passage of time, and in other current assets, any accrued revenue where the right to consideration is conditioned upon something other than the passage of time.

The Company’s advances to its equity-accounted joint venture is recorded at cost.

Bunker and lube oil inventory

Bunker and lube oil inventory is stated at cost, which is determined on a first-in, first-out basis.
Investments in equity-accounted joint ventures
The Company’s investments in equity-accounted joint ventures, in which the Company does not control but has the ability to exercise significant influence over the operating and financial policies of the entity, are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its investments in equity-accounted joint ventures for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the investment in the equity-accounted joint venture is impaired and if its estimated fair value is less than its carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in the Company’s consolidated statements of

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

income (loss). The Company’s maximum exposure to loss is the amount it has invested in its equity-accounted joint venture and its proportionate share of guaranteed debt of the joint venture.
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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation for vessels is calculated using an estimated useful life of 25 years from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (excluding amortization of dry-docking costs and intangible assets) for the years ended December 31, 2020, 2019 and 2018 totaled $88.3 million, $95.1 million, and $95.2 million, respectively.

Generally, the Company dry docks each vessel every two and a half years to five years. The Company capitalizes certain costs incurred during dry docking and amortizes those costs on a straight-line basis from the completion of a dry docking to the estimated completion of the next dry docking. The Company includes in capitalized dry docking those costs incurred as part of the dry dock to meet classification and regulatory requirements. The Company expenses costs related to routine repairs and maintenance performed during dry docking that do not improve or extend the useful lives of the assets. When significant dry-docking expenditures occur prior to the expiration of the original amortization period, the remaining unamortized balance of the original dry-docking cost is expensed in the month of the subsequent dry docking.

The following table summarizes the change in the Company’s capitalized dry-docking costs, from January 1, 2018 to December 31, 2020:

	Year Ended December 31,
	2020 $	2019 $	2018 $
Balance at the beginning of the year	71,807	56,019	48,460
Cost incurred for dry docking	28,546	45,371	27,896
Dry-dock amortization	(27,851)	(26,682)	(20,326)
Write-down / sale of vessels	(4,975)	(2,901)	(11)
Balance at the end of the year	67,527	71,807	56,019

Vessels and equipment that are intended to be “held and used” in the Company's business are assessed for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. The estimated fair value for the Company's impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. The appraised values are provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel.

Vessels and equipment that are "held for sale" are measured at the lower of their carrying value or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses and related liabilities attributable to vessels and equipment classified as held for sale continue to be recognized as incurred.

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

The Company uses the effective interest rate method to subsequently account for the lease liability, whereby interest is recognized in interest expense in the Company’s consolidated statements of income (loss). For those leases classified as operating leases, lease interest and right-of-use asset amortization in aggregate result in a straight-line expense profile that is presented in time-charter hire expense for vessels and general and administrative expense for office leases, unless the right-of-use asset becomes impaired. For those leases classified as finance leases, the right-of-use asset is amortized on a straight-line basis over the remaining life of the vessel, with such amortization included in depreciation and amortization

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

in the Company’s consolidated statements of income (loss). Variable lease payments that are based on the usage or performance of the underlying asset are recognized as an expense when incurred, unless achievement of a specified target triggers the lease payment, in which case an expense is recognized in the period achievement of the target is considered probable.

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

In periods prior to the adoption of ASU 2016-02 (note 2), the Company's accounting policy was to recognize the expense from vessels time-chartered from other owners, which was included in time-charter hire expense, on a straight-line basis over the firm period of the charters.
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

Customer-related intangible assets are amortized over the expected duration that the customer relationships are estimated to contribute to the cash flows of the Company. The amount amortized each year is weighted based on the projected revenue to be earned as a result of the customer relationships. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.
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

Credit losses

The Company utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans to equity-accounted joint ventures, guarantees of secured loan facilities of equity-accounted joint ventures, non-operating lease accounts receivable, contract assets and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. The Company discontinues accrual of interest on financial assets if collection of required payments is no longer probable, and in those situations, recognizes payments received on non-accrual assets on a cash basis method, until collection of required payments becomes probable. The Company considers a financial asset to be past due when payment is not made within 30 days of it being owed, assuming there is no dispute or other uncertainty regarding the amount owing.

Expected credit loss provisions are presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset and as an other long-term liability for expected credit loss provisions that relate to guarantees of secured loan facilities of equity-accounted joint ventures. Changes in expected credit loss provisions are presented within other income (loss) within the consolidated statements of income (loss).

Prior to the adoption of Accounting Standards Update ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13) on January 1, 2020, the Company recognized an allowance for doubtful accounts receivable consisting of the Company’s best estimate of the amount of probable credit losses in existing accounts receivable based on historical write-off experience and customer economic data. The Company reviewed the allowance for doubtful accounts regularly and past due balances were reviewed for collectability. Account balances were charged against the allowance when the Company believed that the receivable would not be recovered. In addition, the Company analyzed its loans for collectability during each reporting period. A loan loss provision was recognized, based on prevailing information and events, if it was probable that the Company would be unable to collect all amounts due according to the contractual terms of the loan agreement. Factors the Company considered in determining if a loan loss provision was required include, among other things, an assessment of the financial condition of the debtor, payment history of the debtor, general economic conditions, the credit rating of the debtor (when available), any information provided by the debtor regarding its ability to repay the loan, and the fair value of the underlying collateral. When a loan loss provision was recognized, the Company measured the amount of the loss provision based on the present value of expected future cash flows discounted at the loan’s effective interest rate and recognizes the resulting loss in the consolidated statements of income (loss). The carrying value of the loan was adjusted each subsequent period to reflect any changes in the present value of the expected future cash flows.

For charter contracts being accounted for as operating leases, if the remaining lease payments are no longer probable of being collected, any unpaid accounts receivable and any accrued revenue will be reversed against revenue and any subsequent payments will be recognized as revenue when collected until such time that the remaining lease payments are probable of being collected.
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
Earnings (loss) per share
Earnings (loss) per share is determined by dividing (a) net income (loss) of the Company by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises. The weighted-average number of shares is retroactively adjusted for stock splits and reverse stock splits. The weighted-average number of shares and per share amounts in the consolidated financial statements reflect the changes resulting from a 1 for 8 reverse stock split which took effect on November 25, 2019.
2.Recent Accounting Pronouncements
The Company adopted Accounting Standards Update 2016-02, Leases (or ASU 2016-02) on January 1, 2019. ASU 2016-02 established a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. For lessees, leases are classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. ASU 2016-02 requires lessors to classify leases as a sales-type, direct financing, or operating lease. A lease is a sales-type lease if any one of five criteria are met, each of which indicate that the lease, in effect, transfers control of the underlying asset to the lessee. If none of those five criteria are met, but two additional criteria are both met, indicating that the lessor has transferred substantially all of the risks and benefits of the underlying asset to the lessee and a third party, the lease is a direct financing lease. All leases that are not sales-type leases or direct financing leases are operating leases. ASU 2016-02 was adopted using a transition approach whereby a cumulative effect adjustment was made as of the effective date, with no retrospective effect. ASU 2016-02 provides an optional practical expedient to lessors to not separate lease and non-lease components of a contract if certain criteria are met. The Company elected to use this optional transition approach and the optional practical expedient. To determine the cumulative effect adjustment, the Company did not reassess lease classification, initial direct costs for any existing leases and whether any expired or existing contracts are or contain leases. The Company identified the following differences:
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
•The adoption of ASU 2016-02 resulted in sale and leaseback transactions where the seller lessee has a fixed price repurchase option, or other situations where the leaseback would be classified as a finance lease, being accounted for as a failed sale of the vessel and a failed purchase of the vessel by the buyer lessor. Prior to the adoption of ASU 2016-02, such transactions were accounted for as a completed sale and a completed purchase. Consequently, for such transactions, the Company does not derecognize the vessel sold and continues to depreciate the vessel as if it was the legal owner. Proceeds received from the sale of the vessel are recognized as an obligation related to finance lease, and bareboat charter hire payments made by the Company to the lessor are allocated between interest expense and principal repayments on the obligation related to finance lease. The adoption of ASU 2016-02 has resulted in the sale and leaseback of the Aspen Spirit and Cascade Spirit during the second quarter of 2019 being accounted for as a failed sale and unlike the 14 sale-leaseback transactions entered into in prior years, the Company is not considered as holding a variable interest in the buyer lessor entity and, thus, does not consolidate the buyer lessor entities (note 10).
In June 2016, the FASB issued Accounting Standards Update 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (or ASU 2016-13). ASU 2016-13 introduces a new credit loss methodology, which requires earlier recognition of potential credit losses, while also providing additional transparency about credit risk. This new credit loss methodology utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for loans, held-to-maturity debt securities and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. This methodology replaces multiple existing impairment methods under previous GAAP for these types of assets, which generally required that a loss be incurred before it was recognized. The Company adopted this update on January 1, 2020. The adoption of ASU 2016-13 did not have a material impact on the Company's consolidated financial statements.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The guidance becomes effective for annual reporting periods beginning after

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

December 15, 2020 and interim periods within those fiscal years with early adoption permitted. The Company is currently evaluating the effect of adopting this new guidance.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). This ASU provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). The amendments in this ASU apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The amendments in this ASU are effective through December 31, 2022. The Company is currently evaluating the effect of adopting this new guidance.
3.Revenue
The Company’s primary source of revenue is from chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway, as well as management services to third-party owners of vessels. Prior to April 30, 2020, the Company managed liquefied natural gas (or LNG) terminals and procured LNG-related goods for terminal owners and other customers. On April 30, 2020, the Company completed the sale of the non-US portion of its ship-to-ship support services business, as well as its LNG terminal management business (note 19).

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

As at December 31, 2020, nine of the Company’s vessels operated under time-charter contracts with the Company’s customers, seven of which are scheduled to expire in 2021 and two of which are scheduled to expire in 2022. As at December 31, 2020, the future hire payments expected to be received by the Company under time charters then in place were approximately $45.3 million (2021) and $5.2 million (2022). The hire payments should not be construed to reflect a forecast of total charter hire revenues for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after December 31, 2020, from unexercised option periods of contracts that existed on December 31, 2020 or from variable consideration, if any. In addition, future hire payments presented above have been reduced by estimated off-hire time for required period maintenance. Actual amounts may vary given future events such as unplanned vessel maintenance.

The carrying amount of the Company's owned and leased vessels employed on time charters as at December 31, 2020, was $344.4 million (2019 - $173.8 million). The cost and accumulated depreciation of the vessels employed on these time charters as at December 31, 2020 were $464.8 million (2019 - $213.8 million) and $120.4 million (2019 - $40.0 million), respectively. As at December 31, 2020, the Company had $4.2 million (2019 - $7.5 million) advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues in the following periods which are included in other current liabilities on the Company's consolidated balance sheets. During the year ended December 31, 2020, the Company recognized revenue of $7.5 million that was included as contract liabilities at December 31, 2019.

Other Revenues

Ship-to-ship support services include managing the process of transferring cargo between seagoing ships positioned alongside each other. Each operation is typically completed in less than 48 hours. The performance obligations within LNG terminal and vessel management contracts are satisfied as services are rendered over the duration of such contracts. The management fee, consisting of a fixed component based on the period

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

of management and in certain cases a variable component based on the asset earnings, is invoiced monthly in arrears. Substantially all of the Company’s performance obligations are satisfied over the duration of the associated contract, and the Company uses the proportion of elapsed time as its method to recognize revenue over the contract duration. The variable consideration of the Company’s contracts is typically recognized as incurred as such consideration is allocated to distinct periods within a contract. On April 30, 2020, the Company completed the sale of the non-US portion of its ship-to-ship support services business, as well as its LNG terminal management business (note 19).

Revenue Table

The following table contains a breakdown of the Company's revenue by contract type for the years ended December 31, 2020, 2019 and 2018. All revenue is part of the Company's tanker segment, except for revenue for the non-US portion of the ship-to-ship support services and LNG terminal management, consultancy, procurement, and other related services, which are part of the Company's previously existing ship-to-ship transfer segment (note 4). The Company’s lease income consists of the revenue from its voyage charters and time-charters.

	Year Ended December 31,
	2020 $	2019 $	2018 $
Voyage charter revenues
Suezmax	340,535	424,578	371,463
Aframax	198,206	255,702	125,390
LR2	109,343	119,486	67,345
Full service lightering	93,720	81,837	107,730
Total	741,804	881,603	671,928

Time-charter revenues
Suezmax	107,543	15,658	17,088
Aframax	13,262	1,837	35,531
LR2	6,793	—	7,357
Total	127,598	17,495	59,976

Other revenues
Ship-to-ship support services	9,621	24,015	28,629
Vessel management	7,019	8,461	8,829
LNG terminal management, consultancy, procurement and other	392	12,343	7,131
Total	17,032	44,819	44,589

Total revenues	886,434	943,917	776,493
4.Segment Reporting
On April 30, 2020, the Company completed the sale of the non-US portion of its ship-to-ship support services business, as well as its LNG terminal management business. Following the sale, the Company's remaining ship-to-ship support operations were integrated into the Company's tanker business. As a result, effective April 30, 2020, the Company has one reportable segment. The Company’s segment information for all periods prior to the sale and reorganization has been retroactively adjusted whereby the remaining ship-to-ship support operations have been reallocated from the ship-to-ship transfer segment to the tanker segment. Consequently, the Company’s tanker segment now consists of the operation of all of its tankers, including the operations from those tankers employed on full service lightering contracts, and the US based ship-to-ship support service operations that the Company retained, including its lightering support services provided as part of full service lightering operations. The Company’s ship-to-ship transfer segment consisted of the Company’s non-US lightering support services, LNG terminal management, consultancy, procurement, and other related services which were sold as of April 30, 2020. Segment results are evaluated based on income (loss) from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following tables include results for the Company’s revenue and income (loss) from operations by segment for the years ended December 31, 2020, 2019 and 2018:

Year Ended December 31, 2020	Tanker Segment $	Ship-to-Ship Transfer Segment $	Total $
Revenues (1)	879,442	6,992	886,434
Voyage expenses	(297,225)	—	(297,225)
Vessel operating expenses	(178,293)	(5,940)	(184,233)
Time-charter hire expenses	(36,341)	—	(36,341)
Depreciation and amortization	(116,719)	(493)	(117,212)
General and administrative expenses (2)	(38,379)	(627)	(39,006)
(Write-down) and (loss) gain on sale of assets	(72,527)	3,081	(69,446)
Restructuring charges	(1,398)	—	(1,398)
Income from operations	138,560	3,013	141,573
Equity income	5,100	—	5,100

Year Ended December 31, 2019	Tanker Segment $	Ship-to-Ship Transfer Segment $	Total $
Revenues (1)	913,816	30,101	943,917
Voyage expenses	(402,294)	—	(402,294)
Vessel operating expenses	(184,320)	(24,281)	(208,601)
Time-charter hire expenses	(43,189)	—	(43,189)
Depreciation and amortization	(121,126)	(2,876)	(124,002)
General and administrative expenses (2)	(34,904)	(1,500)	(36,404)
Write-down and loss on sale of vessels	(5,544)	—	(5,544)
Income from operations	122,439	1,444	123,883
Equity income	2,345	—	2,345

Year Ended December 31, 2018	Tanker Segment $	Ship-to-Ship Transfer Segment $	Total $
Revenues (1)	750,769	25,724	776,493
Voyage expenses	(381,306)	—	(381,306)
Vessel operating expenses	(187,523)	(21,608)	(209,131)
Time-charter hire expenses	(19,538)	—	(19,538)
Depreciation and amortization	(114,930)	(3,584)	(118,514)
General and administrative expenses (2)	(38,195)	(1,580)	(39,775)
Gain on sale of vessel	170	—	170
Restructuring charges	(348)	(847)	(1,195)
Income (loss) from operations	9,099	(1,895)	7,204
Equity income	1,220	—	1,220
(1)Revenues earned from the ship-to-ship transfer segment are reflected in other revenues in the Company's consolidated statements of income (loss).
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources) (note 14b).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A reconciliation of total segment assets to total assets presented in the accompanying consolidated balance sheet as at December 31, 2019, when the Company had more than one reportable segment, is as follows:

As at December 31, 2019 $
Tanker	2,114,451
Ship-to-Ship Transfer	26,201
Cash and cash equivalents	88,824
Total assets	2,229,476
5.Investment in and Advances to Equity-Accounted Joint Venture
The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one 2013-built VLCC, which trades on spot voyage charters in a pool managed by a third party.

As at December 31, 2020, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $25.7 million (2019 - $31.9 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by the Company.

For the year ended December 31, 2020, the Company recorded equity income of $5.1 million (2019 - $2.3 million and 2018 – $1.2 million), which comprises its share of net income from the High-Q joint venture.

As at December 31, 2020 and 2019, the Company had a total investment of $28.6 million and $28.1 million, respectively in its equity-accounted joint venture.
6.Goodwill and Intangible Assets
In 2015, the Company acquired a ship-to-ship transfer business (previously referred to as SPT and now known as Teekay Marine Solutions or TMS) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE and recognized goodwill and intangible assets relating to customer relationships at the time of acquisition.

On April 30, 2020, the Company completed the sale of the non-U.S. portion of its ship-to-ship support services business, as well as its LNG terminal management business. Following the sale, the Company's remaining ship-to-ship support operations were integrated into the Company's tanker business. As a result, effective April 30, 2020, the Company has one reportable segment. The Company’s goodwill and intangible assets for December 31, 2019 have been retroactively adjusted whereby the remaining ship-to-ship support operations amounts have been reallocated from the ship-to-ship transfer segment to the tanker segment. The proportionate share of goodwill of $5.6 million and intangible assets of $6.9 million attributable to the business that was sold was classified as held for sale on the Company's consolidated balance sheet as at December 31, 2019 (note 19).

Goodwill

The carrying amount of goodwill was $2.4 million as at December 31, 2020 and 2019. In 2020, 2019 and 2018, the Company conducted its annual goodwill impairment review and concluded that no impairment had occurred.

Intangible Assets

The carrying amounts of intangible assets are as follows:

	As at
	December 31, 2020	December 31, 2019
	$	$
Customer relationships At cost, less accumulated amortization of $3.7 million (2019 - $3.2 million) (1)	1,989	2,545
	1,989	2,545
(1)The customer relationships are being amortized over a weighted average amortization period of 10 years. Amortization of intangible assets for the year ended December 31, 2020 was $1.0 million (2019 - $2.2 million, 2018 - $2.9 million). Amortization of intangible assets for the five years subsequent to 2020 is expected to be, $0.5 million (2021), $0.4 million (2022), $0.4 million (2023), $0.4 million (2024) and $0.3 million (2025).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

7.Accrued Liabilities

	Year Ended December 31,
	2020 $	2019 $
Voyage and vessel	39,796	48,526
Corporate accruals	781	463
Interest	2,814	2,610
Payroll and benefits (note 14c)	11,664	8,136
Accrued liabilities	55,055	59,735
8.Short-Term Debt
In November 2018, Teekay Tankers Chartering Pte. Ltd. (or TTCL) a wholly-owned subsidiary of the Company, entered into a working capital revolving loan facility (or the Working Capital Loan), which initially provided available aggregate borrowings of up to $40.0 million for TTCL, and had an initial maturity date in May 2019, subject to extension as described below. The maximum available aggregate borrowings were subsequently increased to $80.0 million, effective December 2019. The amount available for drawdown is limited to a percentage of certain receivables and accrued revenue, which is assessed weekly. The next maturity date of the Working Capital Loan is in May 2021. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to the RSAs. Interest payments are based on LIBOR plus a margin of 3.5%. The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires the Company to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at December 31, 2020, $10.0 million (2019 - $50.0 million) was owing under this facility, the aggregate available borrowings were $32.0 million (2019 - $80.0 million), and the interest rate on the facility was 3.6% (2019 - 5.0%). As at December 31, 2020, the Company was in compliance with all covenants in respect of this facility.
9.Long-Term Debt

	Year Ended December 31,
	2020 $	2019 $
Revolving credit facilities due through 2024	185,000	341,132
Term loans due through 2023	64,568	221,729
Total principal	249,568	562,861
Less: unamortized discount and debt issuance costs	(6,607)	(3,182)
Total debt	242,961	559,679
Less: current portion	(10,858)	(43,573)
Long-term portion	232,103	516,106

As at December 31, 2020, the Company had one revolving credit facility (or the 2020 Revolver) (2019 - two revolving credit facilities) which, as at such date, provided for aggregate borrowings of up to $438.4 million, of which $253.4 million was undrawn (2019 - $371.5 million, of which $30.4 million was undrawn). Interest payments are based on LIBOR plus a margin, which was 2.40% as at December 31, 2020 (2019 - ranged from 2.00% to 2.75%). The total amount available under the 2020 Revolver decreases by $91.4 million (2021), $80.4 million (2022), $65.3 million (2023) and $201.3 million (2024). As at December 31, 2020, the Company also had one term loan (or the 2020 Term Loan) outstanding (2019 - three term loans), which totaled $64.6 million (2019 - $221.7 million). Interest payments are based on LIBOR plus a margin, which was 2.25% as at December 31, 2020 (2019 - based on a combination of a fixed rate of 5.40% and variable rates based on LIBOR plus margins, which ranged from 0.30% to 2.00%). The term loan reduces in quarterly payments and has a balloon repayment due at maturity in 2023. The 2020 Revolver and 2020 Term Loan are further described below.

In January 2020, the Company entered into the 2020 Revolver, which is scheduled to mature in December 2024, and which had an outstanding balance of $185.0 million drawn as at December 31, 2020. The 2020 Revolver was used to repay a portion of the $455.3 million previously outstanding under two previous revolving credit facilities of the Company, which were scheduled to mature in 2021 and 2022, and under two term loan facilities, which were scheduled to mature in 2020 and 2021. The 2020 Revolver is collateralized by 31 of the Company's vessels, together with other related security. The 2020 Revolver requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2020, the hull coverage ratio was 404%. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt and obligations related to finance leases.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In August 2020, the Company entered into the 2020 Term Loan, which is scheduled to mature in August 2023, and which had an outstanding balance of $64.6 million as at December 31, 2020. The 2020 Term Loan was used to repay a portion of the $85.1 million previously outstanding under one previous term loan facility, which was scheduled to mature in 2021. The 2020 Term Loan is collateralized by four of the Company's vessels, together with other related security. The 2020 Term Loan requires that the Company maintain a minimum hull coverage ratio of 125% of the total outstanding principal balance for the loan period. Such requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2020, the hull coverage ratio was 189%. A decline in the tanker market could negatively affect the ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt and obligations related to finance leases.

As at December 31, 2020, the Company was in compliance with all covenants in respect of the 2020 Revolver and the 2020 Term Loan.

The weighted-average interest rate on the Company’s long-term debt as at December 31, 2020 was 2.6% (2019 – 3.7%). This rate does not reflect the effect of the Company’s interest rate swap agreement (note 11).

The aggregate annual long-term debt principal repayments required to be made by the Company under the 2020 Revolver and the 2020 Term Loan subsequent to December 31, 2020, are $11.2 million (2021), $11.2 million (2022), $42.2 million (2023) and $185.0 million (2024).
10.    Operating Leases and Obligations Related to Finance Leases
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
With respect to time charter-in contracts with an original term of more than one year, for the year ended December 31, 2020, the Company incurred $30.0 million (2019 - $25.2 million) of time-charter hire expenses related to five (2019 - four) time charter-in contracts, of which $16.0 million (2019 - $14.1 million) was allocable to the lease component and $14.0 million (2019 - $11.1 million) was allocable to the non-lease component. The $16.0 million (2019 - $14.1 million) allocable to the lease component approximate the cash paid for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the year ended December 31, 2020. Three of these time charter-in contracts include an option to extend the charter for an additional one-year term. Since it is not reasonably certain that the Company will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at December 31, 2020, the weighted-average remaining lease term and weighted-average discount rate for these time charter-in contracts were 0.7 years and 4.49%, respectively (2019 - 1.2 years and 5.55%, respectively).
The Company has elected to recognize the lease payments of short-term leases in the statement of income (loss) on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. For the year ended December 31, 2020, the Company incurred $6.3 million (2019 - $18.0 million) of time-charter hire expense related to time charter-in contracts classified as short-term leases.
During the year ended December 31, 2020, the Company chartered in one lightering support vessel for a period of 24 months, which resulted in the Company recognizing right-of-use assets of $0.8 million on the lease commencement date. During the year ended December 31, 2019, the Company chartered in two LR2 vessels and one Aframax vessel for periods of 24 months, which resulted in the Company recognizing right-of-use assets of $14.7 million and $7.8 million on the lease commencement dates for the LR2 vessels and Aframax vessel, respectively. In December 2020, the Company entered into a time charter-in contract for one Aframax tanker newbuilding for a period of seven years, with three additional one-year extension options, which is expected to be delivered to the Company in the fourth quarter of 2022. The Company expects to recognize a right-of-use asset and lease liability upon delivery of the vessel.

A maturity analysis of the Company's operating lease liabilities from time charter-in contracts (excluding short-term leases) as at December 31, 2020 is as follows:

	Lease Commitment $	Non-Lease Commitment $	Total Commitment $
As at December 31, 2020
Payments:
2021	3,744	4,235	7,979
2022	319	1,226	1,545
Total payments	4,063	5,461	9,524
Less: imputed interest	(63)
Carrying value of operating lease liabilities	4,000

As at December 31, 2020, the total minimum commitments to be incurred by the Company under time charter-in contracts were approximately $10.3 million (2021), $3.3 million (2022), $6.8 million (2023), $6.8 million (2024), $6.8 million (2025), and $25.0 million (thereafter), including one

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Aframax tanker newbuilding expected to be delivered to the Company in the fourth quarter of 2022 to commence a seven-year time charter-in contract. As at December 31, 2019, the total minimum commitments to be incurred by the Company under time charter-in contracts were approximately $34.7 million (2020) and $5.9 million (2021).

Obligations Related to Finance Leases

	As at	As at
	December 31, 2020	December 31, 2019
	$	$
Total obligations related to finance leases	360,043	414,788
Less: current portion	(78,476)	(25,357)
Long-term obligations related to finance leases	281,567	389,431
From 2017 to 2019, the Company completed sale-leaseback financing transactions with financial institutions relating to 16 of the Company's vessels. Under these arrangements, the Company transferred the vessels to subsidiaries of the financial institutions (or collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from 9- to 12-year terms. The Company is obligated to purchase eight of the vessels upon maturity of their respective bareboat charters. The Company also has the option to purchase each of the 16 vessels at various times starting between July 2020 and November 2021 until the end of their respective lease terms. In October 2020, the Company completed the purchases of two of these vessels for a total cost of $29.6 million.

As at December 31, 2020, the Company consolidates 12 of the remaining 14 Lessors for financial reporting purposes as VIEs. The Company understands that these vessels and lease operations are the only assets and operations of the Lessors. The Company operates the vessels during the lease terms, and as a result, is considered to be the Lessors' primary beneficiary.

The liabilities of the 12 Lessors are loans and are non-recourse to the Company. The amounts funded to the 12 Lessors in order to purchase the vessels materially match the funding to be paid by the Company's subsidiaries under these lease-back transactions. As a result, the amounts due by the Company's subsidiaries to the 12 Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

Subsequent to the adoption of ASU 2016-02 on January 1, 2019, sale and leaseback transactions where the lessee has a purchase obligation are treated as a failed sale. Consequently, the sale-leaseback of the Aspen Spirit and Cascade Spirit during the second quarter of 2019 is accounted for as a failed sale and the Company has not derecognized the assets and continues to depreciate the assets as if it was the legal owner. Proceeds received from the sale are set up as an obligation related to finance lease and bareboat charter hire payments made by the Company to the Lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.

The bareboat charters related to these vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to finance leases.

Six bareboat charters were entered into with subsidiaries of a financial institution in July 2017 and November 2018. Four of these bareboat charters, entered into in July 2017, require the Company to maintain, for each vessel, a minimum hull coverage ratio of 90% of the total outstanding principal balance during the first three years of the lease period and 100% of the total outstanding principal balance thereafter. As at December 31, 2020, these ratios ranged from 121% to 143% (2019 - ranged from 110% to 132%). The remaining two of these bareboat charters, entered into in November 2018, require the Company to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at December 31, 2020, these ratios ranged from 145% to 156% (2019 - ranged from 140% to 144%). Should any of these ratios drop below the required amount, the Lessor may request that the Company prepay additional charter hire.

Eight bareboat charters were entered into with subsidiaries of a financial institution in September 2018 and May 2019. Six of these bareboat charters, entered into in September 2018, require the Company to maintain, for each vessel, a minimum hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at December 31, 2020, these ratios ranged from 80% to 88% (2019 - ranged from 106% to 123%). The remaining two of these bareboat charters, entered into in May 2019, require the Company to maintain, for each vessel, a minimum hull coverage ratio of 75% of the total outstanding principal balance during the first year of the lease period, 78% for the second year, 80% for the following two years and 90% of the total outstanding principal balance thereafter. As at December 31, 2020, these ratios were 81% (2019 - 109%). Should any of these ratios drop below the required amount, and we are unable to cure any such breach within the prescribed cure period, our obligations may become immediately due and payable at the election of the relevant lessor. In certain circumstances, this could lead to cross-defaults under our other financing agreements which in turn could result in obligations becoming due and commitments being terminated under such agreements. In November 2020, the Company declared purchase options to acquire two of these vessels for a total cost of $56.7 million with an expected completion date of May 2021 and, in March 2021, the Company declared purchase options to acquire the remaining six vessels for a total cost of $128.8 million with an expected completion date of September 2021 (note 22).

Such requirements are assessed annually or quarterly with reference to vessel valuations compiled by one or more agreed upon third parties. As at December 31, 2020, the Company was in compliance with all covenants in respect of its obligations related to finance leases.

The weighted-average interest rate on the Company's obligations related to finance leases as at December 31, 2020 was 7.8% (2019 - 7.6%).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2020, the Company's total remaining commitments (including vessel purchase options declared) related to the financial liabilities of these vessels were approximately $480.9 million (2019 - $601.7 million), including imputed interest of $120.9 million (2019 - $186.9 million), repayable from 2021 through 2030, as indicated below:

Commitments
December 31, 2020
Year	$
2021	103,033
2022	43,552
2023	43,545
2024	43,656
2025	43,528
Thereafter	203,630
11.Derivative Instruments
Interest rate swap

The Company uses derivative instruments in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. The Company has not designated, for accounting purposes, its interest rate swap as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings.

In January 2020, the Company completed a refinancing of certain long-term debt facilities (note 9). As a result of this refinancing, the Company extinguished all of its then existing interest rate swaps. In March 2020, the Company entered into a new interest rate swap which is scheduled to mature in December 2024. The following summarizes the Company's interest rate swap agreement as at December 31, 2020:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Liability $	Remaining Term (years)	Fixed Swap Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap agreement	LIBOR	50,000	886	4.0	0.76
(1)Excludes the margin the Company pays on its variable-rate long-term debt, which, as of December 31, 2020, ranged from 2.25% to 2.40%.

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

Forward freight agreements

The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized (loss) gain on derivative instruments in the Company's consolidated statements of income (loss).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current portion of derivative assets $	Derivative assets $	Accounts Receivable $	Current portion of derivative liabilities $	Derivative liabilities $
As at December 31, 2020
Interest rate swap agreement	—	—	—	(289)	(597)
	—	—	—	(289)	(597)

As at December 31, 2019
Interest rate swap agreements	577	82	230	—	—
Forward freight agreements	—	—	—	(86)	—
	577	82	230	(86)	—

Realized and unrealized (losses) gains relating to the interest rate swaps and FFAs are recognized in earnings and reported in realized and unrealized (loss) gain on derivative instruments in the Company’s consolidated statements of income (loss) as follows:

	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $	Year Ended December 31, 2018 $
Realized gains (losses) relating to:
Interest rate swap agreements	481	2,791	2,316
Forward freight agreements	(1,242)	1,489	137
	(761)	4,280	2,453

Unrealized (losses) gains relating to:
Interest rate swap agreements	(1,545)	(5,218)	636
Forward freight agreements	86	(29)	(57)
	(1,459)	(5,247)	579
Total realized and unrealized (loss) gain on derivatives	(2,220)	(967)	3,032
12.Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other non-financial assets:

Cash and cash equivalents and restricted cash – The fair value of the Company’s cash and cash equivalents and restricted cash approximates its carrying amounts reported in the consolidated balance sheets.

Vessels and equipment, operating lease right-of-use assets and assets held for sale – The estimated fair value of the Company’s vessels and equipment, operating lease right-of-use assets and assets held for sale are determined based on appraised values, discounted cash flows and contractual sales prices. In cases where an active second-hand sale and purchase market exists, an appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. The appraised values are provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. In cases where an active second-hand sale and purchase market does not exist, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel or asset. Other assets held for sale include working capital balances and the fair value of such amounts generally approximate their carrying value.
Long-term debt – The fair value of the Company’s long-term debt is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Long-term obligations related to finance leases - The fair value of the Company's long-term obligations related to finance leases is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Derivative instruments - The fair value of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and if the swap is not collateralized, the current credit worthiness of either the Company or the swap counterparties. The estimated amount is the present value of future cash flows. The inputs

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

used to determine the future cash flows include the fixed interest rate of the swaps and market interest rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

The Company categorizes its fair value estimates using a fair value hierarchy based on the inputs used to measure fair value. The fair value hierarchy has three levels based on the reliability of the inputs used to determine fair value as follows:

Level 1.Observable inputs such as quoted prices in active markets;
Level 2.Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and
Level 3.Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

The following table includes the estimated fair value, carrying value and categorization using the fair value hierarchy of those assets and liabilities that are measured at their estimated fair value on a recurring and non-recurring basis, as well as certain financial instruments that are not measured at fair value on a recurring basis.

		December 31, 2020		December 31, 2019
	Fair Value Hierarchy Level	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 16c)	Level 1	103,146	103,146	95,332	95,332
Derivative instruments (note 11)
Interest rate swap agreements (1)	Level 2	(886)	(886)	659	659
Freight forward agreements (1)	Level 2	—	—	(86)	(86)

Non-recurring:
Operating lease right-of-use assets (note 19)	Level 2	1,799	1,799	—	—
Vessels and equipment (note 19)	Level 2	59,250	59,250	—	—
Assets held for sale (note 19)	Level 2	31,680	31,680	37,240	37,240

Other:
Short-term debt (note 8)	Level 2	(10,000)	(10,000)	(50,000)	(50,000)
Advances to equity-accounted joint venture	Note (2)	5,280	Note (2)	9,930	Note (2)
Long-term debt, including current portion (note 9)	Level 2	(242,961)	(248,738)	(559,679)	(558,657)
Obligations related to finance leases, including current portion (note 10)	Level 2	(360,043)	(411,740)	(414,788)	(442,648)
(1)The fair values of the Company's interest rate swap agreements and FFAs at December 31, 2020 and 2019 exclude accrued interest income and expenses, which are recorded in accounts receivables and accrued liabilities, respectively, in these consolidated financial statements.
(2)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these consolidated financial statements. The fair values of the individual components of such aggregate interests as at December 31, 2020 and 2019 were not determinable.
13.Capital Stock
The authorized capital stock of Teekay Tankers Ltd. at December 31, 2020 was 100.0 million shares of Preferred Stock (2019 - 100.0 million shares of Preferred Stock), with a par value of $0.01 per share (2019 - $0.01 per share), 485.0 million shares of Class A common stock (2019 - 485.0 million shares of Class A common stock), with a par value of $0.01 per share (2019 - $0.01 per share), and 100.0 million shares of Class B common stock (2019 - 100.0 million shares of Class B common stock), with a par value of $0.01 per share (2019 - $0.01 per share). The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2020, the Company had 29.1 million shares of Class A common stock (2019 – 29.0 million), 4.6 million shares of Class B common stock (2019 – 4.6 million) and no shares of Preferred Stock issued and outstanding (2019 – nil).

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
Stock-based Compensation
As at December 31, 2020, the Company had reserved under its 2007 Long-Term Incentive Plan a total of 1,250,000 shares of Class A common stock for issuance pursuant to awards granted under the plan (2019 – 1,250,000 Class A common stock). For the year ended December 31, 2020, a total of 13.1 thousand shares (2019 – 19.9 thousand shares, 2018 – 21.0 thousand shares) of Class A common stock were granted and issued to the Company’s non-management directors as part of their annual compensation. The compensation relating to the granting of such stock has been included in general and administrative expenses in the amount of $0.2 million for each of the years ended December 31, 2020, 2019, and 2018, respectively.

The Company also grants options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain eligible officers, employees and non-management directors of the Company or Teekay subsidiaries that provide services to the Company. The number of options and restricted stock units information included in these consolidated financial statements has been retroactively adjusted for the November 2019 reverse stock split (note 1). The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income (loss).

During 2020, no stock options were granted by the Company. During 2019, the Company granted 58.8 thousand (2018 - 63.0 thousand) stock options with an exercise price of $8.00 per share (2018 - $9.76) to the Company’s non-management directors. These stock options have a ten-year term and vest immediately. During 2019, the Company also granted 218.2 thousand (2018 - 92.0 thousand) stock options with an exercise price of $8.00 per share (2018 - $9.76) to the officers and employees of the Company and to certain employees of Teekay subsidiaries that provide services to the Company. Each stock option granted has a ten-year term and vests equally over three years from the grant date.

The weighted-average fair value of the stock options granted during 2019 was $2.79 per option (2018 - $2.77 per option), estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 48.7% (2018 - 48.7%); expected life of five years (2018 - five years); dividend yield of 3.0% (2018 - 5.5%); and risk-free interest rate of 2.4% (2018 - 2.6%). The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

A summary of the Company’s stock option information for the years ended December 31, 2020, 2019, and 2018 is as follows:

	December 31, 2020		December 31, 2019		December 31, 2018
	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)
Outstanding - beginning of year	605,594	14.16	359,496	18.45	208,788	24.78
Granted	—	—	277,066	8.00	155,053	9.76
Exercised	(25,681)	10.47	(30,968)	8.96	—	—
Forfeited / expired	—	—	—	—	(4,345)	12.45
Outstanding - end of year	579,913	14.32	605,594	14.16	359,496	18.45

Exercisable - end of year	404,716	16.92	309,609	19.12	224,687	21.54

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2020, 2019 and 2018 is as follows:

	December 31, 2020		December 31, 2019		December 31, 2018
	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)
Outstanding non-vested stock options - beginning of year	295,984	8.96	134,809	13.30	76,881	21.47
Granted	—	—	218,223	8.00	92,041	9.76
Vested	(120,787)	9.93	(57,048)	15.54	(29,768)	23.56
Forfeited / expired	—	—	—	—	(4,345)	12.45
Outstanding non-vested stock options - end of year	175,197	8.30	295,984	8.96	134,809	13.30

As of December 31, 2020, there was $0.3 million (2019 - $0.5 million, 2018 - $0.3 million) of total unrecognized compensation cost related to non-vested stock options granted. During the year ended December 31, 2020, the Company recognized $0.3 million (2019 - $0.4 million, 2018 - $0.2 million) of expenses related to the stock options granted to the officers of the Company and to certain employees of Teekay subsidiaries that provide services to the Company.

As at December 31, 2020, the intrinsic value of the outstanding in-the-money stock options was $0.9 million (2019 - $7.2 million; 2018 - $nil ) and the intrinsic value of the exercisable stock options was $0.4 million (2019 - $2.3 million; 2018 - $nil ). As at December 31, 2020, the weighted-average remaining life of options vested and expected to vest was 7.0 years (2019 - 8.0 years; 2018 - 8.1 years) and the weighted-average remaining life of the exercisable stock options was 6.5 years (2019 - 7.1 years; 2018 - 7.7 years).

During 2020, the Company granted 0.2 million (2019 - 0.1 million; 2018 - 0.1 million) restricted stock units to the officers and employees of the Company and to certain employees of Teekay subsidiaries that provide services to the Company, with an aggregate fair value of $3.1 million (2019 - $0.8 million; 2018 - $0.9 million). Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement and, in that case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common shares.

For the year ended December 31, 2020, the Company recorded an expense of $1.4 million (2019 - $0.8 million, 2018 - $0.7 million) related to the restricted stock units in general and administrative expenses. During the year ended December 31, 2020, 78.3 thousand restricted stock units (2019 - 53.8 thousand; 2018 - 34.2 thousand) with a market value of $1.3 million (2019 - $0.5 million; 2018 - $0.3 million) vested and that amount, net of withholding taxes, was paid to the grantees by issuing 44.8 thousand shares (2019 - 34.1 thousand shares; 2018 - 23.6 thousand shares) of Class A common stock.
14.Related Party Transactions
a.The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay's wholly-owned subsidiary, Teekay Shipping Ltd. (or the Manager) and its affiliates. The Manager provides various services under a long-term management agreement (or the Management Agreement). Commencing October 1, 2018, the Company elected to receive vessel management services for its owned and leased vessels (other than certain former Tanker Investments Ltd. (or TIL) vessels, which are technically managed by a third party) from its wholly-owned subsidiaries and no longer contracts these services from the Manager. Prior to this date, the Manager was required to provide these services to the Company, which it did by subcontracting such services from the Company's subsidiary Teekay Tanker Operations Ltd. (or TTOL) and its affiliates.
b. Amounts received and (paid) by the Company for related party transactions for the periods indicated were as follows:

	Year Ended December 31,
	2020 $	2019 $	2018 $
Vessel operating expenses - technical management fee (i)	(992)	(1,202)	(10,400)
Strategic and administrative service fees (ii)	(30,775)	(31,422)	(32,918)
Secondment fees (iii)	(402)	(185)	(679)
LNG service revenues (iv)	—	1,979	1,689
Technical management fee recoveries (v)	677	765	13,811
Service revenues (vi)	22	320	1,019

i.The cost of ship management services provided by the Manager has been presented as vessel operating expenses on the Company’s consolidated statements of income (loss). Commencing October 1, 2018, the Company elected to receive ship management services for its own vessels from its wholly-owned subsidiaries and no longer subcontracts these services from the Manager. The Company continues to pay third party technical management fees to the Manager in relation to certain former TIL vessels.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

ii.The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company’s consolidated statements of income (loss). The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in note 13) is set and paid by Teekay or such other subsidiaries. The Company compensates Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.
iii.The Company pays secondment fees for services provided by some employees of Teekay. Secondment fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company's consolidated statements of income (loss).
iv.In November 2016, the Company's ship-to-ship transfer business signed an operational and maintenance subcontract with Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by Teekay LNG Partners L.P., for the Bahrain LNG Import Terminal. The terminal is owned by Bahrain LNG W.I.L., a joint venture for which Teekay LNG Operating L.L.C., an entity wholly-owned by Teekay LNG Partners L.P., has a 30% interest. The sub-contract was terminated in April 2019.
v.The Company receives reimbursements from Teekay, for the provision of technical management services. These reimbursements have been presented in general and administrative expenses on the Company's consolidated statements of income (loss). Commencing October 1, 2018, the Company elected to receive technical management services for its own vessels from its wholly-owned subsidiaries and no longer subcontracts these services from the Manager.
vi.The Company recorded service revenues relating to TTOL's administration of certain revenue sharing agreements and provision of certain commercial services to the counterparties in the agreements. Commencing October 1, 2018, the Company elected to receive certain commercial services from its wholly-owned subsidiaries and no longer subcontract these services from the Manager.

c.The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company's consolidated balance sheets in "due from affiliates" or "due to affiliates", as applicable, are without interest or stated terms of repayment. In addition, $10.6 million and $7.9 million were payable as crewing and manning costs as at December 31, 2020 and 2019, respectively, and such amounts are included in accrued liabilities on the Company's consolidated balance sheets. These crewing and manning costs will be payable as reimbursement to the Manager once they are paid by the Manager to the vessels' crew.
d.The Management Agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $25.60 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the years ended December 31, 2020, 2019 and 2018. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s Board of Directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution.
e.Prior to 2019, pursuant to certain RSAs, TTOL provided management services in relation to the RSAs in exchange for a fee consisting of a fixed component based on the period of management and a variable component based on the vessel's monthly earnings. Voyage revenues and voyage expenses of all vessels which operated under these RSAs were shared based on the actual earning days each vessel was available and the relative performance capabilities of each vessel.

f.In October 2018, the Company established a new RSA structure under TTCL and subsequently began transitioning the Company's RSA activities from TTOL to TTCL. Pursuant to a service agreement with the Teekay Aframax RSA prior to the change in structure, from time to time, the Company hired vessels to perform full service lightering services. During 2019 and 2018, the Company recognized $8.8 million and $28.4 million, respectively, related to vessels that were chartered-in from the RSA to assist with full service lightering operations. These amounts have been presented in voyage expenses on the Company's consolidated statements of income (loss).
15.Other Income

	Year Ended December 31,
	2020 $	2019 $	2018 $
Foreign exchange (loss) gain	(734)	486	3,133
Other income	1,207	209	49
Total	473	695	3,182

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

16.Supplemental Cash Flow Information
a.The changes in non-cash working capital items related to operating activities for the years ended December 31, 2020, 2019 and 2018 are as follows:

	Year Ended December 31,
	2020 $	2019 $	2018 $
Accounts receivable, including other current assets	140,290	(171,342)	(16,020)
Pool receivables from affiliates	—	56,549	(40,999)
Due from affiliates	(4,539)	38,966	9,440
Bunker and lube oil inventory	13,634	(28,628)	(15,564)
Prepaid expenses	532	119	57
Accounts payable and accrued liabilities	(50,040)	83,244	9,778
Due to affiliates	984	(16,431)	(1,147)
Deferred revenue	(3,277)	7,485	(557)
Other	(7,664)	(394)	60
Change in operating assets and liabilities	89,920	(30,432)	(54,952)

b.Cash interest paid during the years ended December 31, 2020, 2019, and 2018 totaled $47.9 million, $61.8 million, and $47.6 million, respectively.
c.The Company maintains restricted cash deposits relating to certain freight forward agreements (note 11), for certain contracts related to the ship-to-ship transfer business and for the LNG terminal management business, prior to its sale in April 2020 (note 19). Attached to the LNG terminal management contracts were certain performance guarantees which were required to be issued by the Company. The Company also maintains restricted cash deposits for the purposes of the margin requirements of the Company's obligations related to certain finance leases (note 10). Total cash, cash equivalents and restricted cash, including cash, cash equivalents and restricted cash held for sale are as follows:

	As at December 31, 2020	As at December 31, 2019	As at December 31, 2018	As at December 31, 2017
	$	$	$	$
Cash and cash equivalents	97,232	88,824	54,917	71,439
Restricted cash - current	2,779	3,071	2,153	1,599
Restricted cash - long-term	3,135	3,437	3,437	2,672
Cash and cash equivalents held for sale	—	1,121	—	—
Restricted cash held for sale - current	—	337	—	—
	103,146	96,790	60,507	75,710

Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	Year Ended
	December 31, 2020	December 31, 2019
	$	$
Leased assets obtained in exchange for new operating lease liabilities	835	23,725
17.Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these consolidated financial statements. The Company has declared purchase options to acquire eight tankers for a total cost of $185.5 million during 2021, as part of the repurchase options under the sale-leaseback arrangements described in note 10. As a result of this, over the one-year period following the issuance of these consolidated financial statements, the Company expects it will need to obtain additional sources of financing, in addition to amounts generated from operations, to meet its minimum liquidity requirements under its financial covenants. The Company expects to obtain this liquidity through refinancing the eight repurchased vessels.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company is actively pursuing the refinancing described above, which it considers probable of completion based on the Company’s history of being able to refinance loan facilities and sale-leaseback transactions for similar types of vessels.
Based on the Company’s liquidity as at the date these consolidated financial statements were issued, and from the expected cash flows from the Company's operations over the following year and by incorporating the Company’s plans to raise additional liquidity that it considers probable, the Company estimates that it will have sufficient liquidity to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.
18.Earnings (Loss) Per Share
The net income (loss) available for common shareholders and earnings (loss) per common share are presented in the table below:

	Year Ended December 31,
	2020 $	2019 $	2018 $
Net income (loss)	87,317	41,362	(52,548)

Weighted-average number of common shares - basic	33,718,665	33,617,635	33,561,615
Dilutive effect of stock-based awards	202,956	113,536	—
Weighted average number of common shares - diluted	33,921,621	33,731,171	33,561,615
Earnings (loss) per common share:
- Basic	2.59	1.23	(1.57)
- Diluted	2.57	1.23	(1.57)

Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the years where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the year ended December 31, 2020 and 2019, 0.1 million and 7 thousand restricted stock units, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share. For the year ended December 31, 2020 and 2019, options to acquire 0.2 million and 0.5 million shares of the Company’s Class A common stock, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share.
19.Write-down and Sale of Assets
During the year ended December 31, 2020, the carrying values of nine Aframax tankers were written down to their estimated fair values, using appraised values provided by third parties, primarily due to the lower near-term tanker market outlook, a reduction of charter rates, and a decline in vessel values, as a result of the current economic environment, which has been impacted by the COVID-19 global pandemic. The Company's consolidated statement of income for the year ended December 31, 2020 includes write-downs totaling $65.4 million related to these vessels. In February 2021, the Company agreed to the sale of two of these vessels for an aggregate sales price of $32.0 million (note 22). The vessels were delivered to their new owners in March 2021 and therefore, both vessels and their related bunkers and lube oil inventory are classified as held for sale on the Company's consolidated balance sheet as at December 31, 2020. The vessels were written down to their agreed sales price less selling costs and the Company's consolidated statement of income for the year ended December 31, 2020 includes a further $1.6 million write-down related to the two vessels.

During the year ended December 31, 2020, the Company recorded write-downs of $2.9 million on its operating lease right-of-use assets, which were written-down to their estimated fair value, based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.

During the year ended December 31, 2020, the Company completed the sale of three Suezmax tankers, with an aggregate loss on sales of $2.6 million. Two of these vessels were written-down to their agreed sales price and classified as held for sale on the Company's consolidated balance sheet as at December 31, 2019. The Company's consolidated statement of income for the year ended December 31, 2019 includes a $3.2 million write-down related to the two vessels.
The Company's consolidated statement of income for the year ended December 31, 2020 includes a gain of $3.1 million relating to the completion of the sale of the non-US portion of its ship-to-ship support services business, as well as its LNG terminal management business for proceeds of $27.1 million, including an adjustment of $1.1 million for the final amounts of cash and other working capital present on the closing date. The sale of the ship-to-ship support services business was classified as held for sale on the Company's consolidated balance sheet as at December 31, 2019.

The Company's consolidated statement of income for the year ended December 31, 2019 includes a loss on sale of a vessel of $2.3 million relating to one Suezmax vessel, which was sold and delivered to its buyer in the fourth quarter of 2019.

The Company's consolidated statement of loss for the year ended December 31, 2018 includes a gain on sale of vessel of $0.2 million relating to one lightering support vessel, which was sold and delivered to its buyer in the second quarter of 2018.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2020, two Aframax tankers and their related bunker and lube oil inventory are classified as held for sale on the Company's consolidated balance sheet. The following table summarizes the two Suezmax tankers and the ship-to-ship transfer assets and liabilities which were classified as held for sale on the Company's consolidated balance sheet as at December 31, 2019:

As at December 31, 2019	Tanker Segment $	Ship-to-Ship Transfer Segment (note 4) $	Total $

Cash and cash equivalents	—	1,121	1,121
Restricted cash - current	—	337	337
Accounts receivable	—	4,129	4,129
Bunker and lube oil inventory	2,017	—	2,017
Prepaid expenses	—	510	510
Vessel and equipment	37,240	7,562	44,802
Intangibles (i)	—	6,880	6,880
Goodwill (i)	—	5,633	5,633
Other non current assets	—	29	29
Total assets held for sale	39,257	26,201	65,458
Current liabilities	—	2,650	2,650
Other long term liabilities	—	330	330
Total liabilities associated with assets held for sale	—	2,980	2,980
Net assets held for sale	39,257	23,221	62,478
i.91% of the intangible assets and goodwill relating to support services and 100% of the LNG business intangibles and goodwill have been allocated as held for sale.
20.Restructuring Charges
During the year ended December 31, 2020, the Company recognized restructuring charges of $1.4 million. The restructuring charges relate to estimated severance costs resulting from organizational changes to the Company's tanker services and operations, partially related to the sale of the non-US portion of the Company's ship-to-ship support services business in April 2020 (note 19).
As at December 31, 2020 and December 31, 2019, restructuring liabilities of $1.0 million and nil, respectively, were recognized in accrued liabilities on the Company's consolidated balance sheets.
21.Income Tax Expense
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued liabilities on the Company's consolidated balance sheets:

	Year Ended December 31,
	2020 $	2019 $	2018 $
Balance of unrecognized tax benefits as at January 1	49,579	32,059	26,054
Increases for positions related to the current year	14,264	3,385	5,399
Increases for positions related to prior years	10,748	16,410	5,016
Decreases for positions related to prior years	(15,164)	—	—
Settlements with tax authority	(8,556)	—	—
Decreases related to statute of limitations	(2,196)	(1,646)	(1,095)
Foreign exchange loss (gain)	449	(629)	(3,315)
Balance of unrecognized tax benefits as at December 31	49,124	49,579	32,059

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. Freight taxes recognized for positions related to the current year will vary between years based upon changes in the trading patterns of the Company's vessels.
Interest and penalties related to freight taxes during the years ended December 31, 2020, 2019 and 2018 are included in the table above, and are approximately $13.3 million, $8.4 million and $5.4 million, respectively. As at December 31, 2020, 2019 and 2018, total interest and penalties recognized were $27.7 million, $23.8 million and $15.8 million, respectively.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In 2020, the Company obtained further advice regarding freight taxes in a certain jurisdiction due to the uncertainty surrounding a recent tax law change and the limited transparency into the actions of the tax authority in this jurisdiction. Based on this new information and other considerations related to the application of the new tax law to past periods, the Company increased its uncertain tax liabilities for this jurisdiction for periods prior to 2020 by $7.6 million.

In addition, in 2020, the Company secured an agreement with a tax authority, which was based in part on an initiative of the tax authority in response to the COVID-19 global pandemic and included the waiver of interest and penalties on unpaid taxes. As a result, the Company reduced its freight tax liabilities for this jurisdiction by $15.2 million to $8.6 million, of which $7.7 million was paid in August 2020 with respect to open tax years up to and including 2019.

The Company does not presently anticipate that its provisions for these uncertain tax positions will significantly increase in the next 12 months; however, this is dependent on the jurisdictions in which vessel trading activity occurs. The Company reviews its freight tax obligations on a regular basis and may update its assessment of its tax positions based on available information at that time. Such information may include legal advice as to applicability of freight taxes in relevant jurisdictions. Freight tax regulations are subject to change and interpretation; therefore, the amounts recorded by the Company may change accordingly.
22.Subsequent Events
In February 2021, the Company entered into agreements to sell two Aframax tankers for an aggregate price of $32.0 million. The vessels and related bunkers and lube oil inventory were classified as held for sale on the Company's consolidated balance sheet as at December 31, 2020 (note 19), and the vessels were written down to their agreed sales price less selling costs. Both vessels were delivered in March 2021.
In March 2021, the Company declared purchase options to acquire six Aframax tankers for a total cost of $128.8 million, as part of the repurchase options under the sale-leaseback arrangements described in note 10. The Company expects to complete the purchase and delivery of these vessels in September 2021.