Form 20-F
period 2021-12-31
TEEKAY TANKERS LTD.
filed 2022-04-06
CIK 1419945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________________________
FORM 20-F
_________________________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
(Address of principal executive offices)
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
29,162,517 shares of Class A common stock, par value of $0.01 per share.
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
Yes  ☒            No   ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).
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
Yes   ☐            No  ☒

Auditor Name:    KPMG LLP    Auditor Location:    Vancouver BC, Canada    Auditor Firm ID:    85

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
•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, changes in the world tanker fleet, changes in global oil and refined products demand, the rate of global oil production (including the effect of OPEC supply cuts), and changes in long-haul crude tanker movements, trading patterns, tanker fleet utilization, spot tanker rates, and the demand for lightering;
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
•global oil prices, including the potential impact on oil demand, oil stockpiling, refinery margins, and bunker costs;
•our expectations about the availability of vessels to purchase, the expected costs and time it may take to acquire vessels or construct and deliver newbuildings;
•the ability to leverage Teekay Corporation’s relationships and reputation in the shipping industry;
•the expected impact of Teekay Corporation's sale of its LNG business;
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
•the impact of the invasion of Ukraine by Russia on the economy, our industry and our business, including as the result of sanctions on Russian companies and individuals;
•the expected impact of the cessation of the London Inter-Bank Offered Rate (or LIBOR), the adoption of the "Poseidon Principles" by financial institutions;
•expenses under service agreements with other affiliates of Teekay Corporation;
•our expectations regarding tax liabilities, including whether applicable tax authorities may agree with our tax positions;
•our expectations regarding the effect of economic substance regulations in the Marshall Islands and Bermuda and Bermuda’s future status under those regulations;

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
•our expected liquidity combined with anticipated cash generated to be sufficient in meeting our cash requirements for least a one-year period;
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
•High oil prices could negatively impact tanker freight rates.
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
•We anticipate we may need to accelerate our fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which we anticipate will require significant expenditures.
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
•Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit our earnings in this market.
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
•Our Manager (Teekay Services Ltd.) has rights to terminate our management agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our Board of Directors or our shareholders are dissatisfied with our Manager, there are limited circumstances under which we can terminate our management agreement.
•Our Manager could receive a performance fee which is contingent on our results of operations and financial condition.

Legal and Regulatory Risks
•We are bound to adhere to sanctions from many jurisdictions including the United States, United Kingdom, European Union and Canada due to our domicile and location of offices.
•Past port calls by our vessels or third-party vessels participating in Revenue Sharing Agreements (or RSAs) to countries that are subject to sanctions imposed by the United States, European Union and the United Kingdom could harm our business.
•Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK Criminal Finances Act and similar laws in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
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

During 2021 and 2020, we derived approximately 72.0% and 74.3%, respectively, of our net revenues from vessels operating in the spot tanker market, either directly or by means of participation in RSAs (which includes vessels operating under full service lightering (or FSL) contracts and charters with an initial term of less than one year). Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

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

The operation of oil tankers and transportation of crude oil and refined petroleum products are extremely competitive businesses. Competition arises primarily from other tanker owners, including major oil companies and independent tanker companies, some of which have substantially greater financial strength and capital than do we or Teekay Corporation. Competition for the transportation of oil and oil products can be intense and depends on price and the location, size, age, and condition of the tanker and the acceptability of the tanker and its operators to the charterers. Our competitive position may erode over time.
High oil prices could negatively impact tanker freight rates.

Global crude oil prices increased through the course of 2021 and reached a seven year high in January 2022. High oil prices could negatively impact tanker freight rates due to reduced oil demand, higher operating costs as a result of increased bunker prices, and weaker refining margins.
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

Any of these events could have a material adverse effect on our business, financial condition, and operating results. In addition, any damage to, or environmental contamination involving, oil production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customers, which would, in turn, result in loss of revenues.
The COVID-19 pandemic is dynamic. The continuation of this pandemic, and the emergence of other epidemic or pandemic crises, could have material adverse effects on our business, results of operations, or financial condition.

The novel coronavirus pandemic is dynamic, including the development of variants of the virus, and its ultimate scope, duration and effects are uncertain. We expect that this pandemic, and any future epidemic or pandemic crises, will result in direct and indirect adverse effects on our industry and customers, which in turn may impact our business, results of operations and financial condition. The pandemic has resulted and may continue to result in a significant decline in global demand for crude oil and petroleum products. As our business includes the transportation of oil and petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. COVID-19 has been a contributing factor to the decline in spot tanker rates and short-term time charter rates since mid-May 2020 and has also increased certain crewing-related costs, which has reduced our cash flows, and was a contributing factor to the non-cash write-down of certain of our tankers, as described in "Item 18 – Financial Statements: Note 19 - Write-down and Loss on Sale of Assets.”

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
•supply chain and other business disruptions from, or additional costs related to, a limited supply of labor, parts or goods;
•potential delays in the loading and discharging of cargo on or from our vessels, and any related off hire due to quarantine, worker health or regulations, which in turn could disrupt our operations and result in a reduction of revenue;
•potential shortages or a lack of access to required spare parts for our vessels, or potential delays in any repairs to, scheduled or unscheduled maintenance or modifications, or dry docking of, our vessels (including the currently scheduled dry docks for 10 of our vessels in 2022), as a result of a lack of berths available by shipyards from a shortage in labor or due to other business disruptions;
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

•a decline in the market value of our vessels, which may cause us to (a) incur additional impairment charges or (b) breach certain covenants under our financing agreements (including our secured credit facility agreements and financial leases) relating to vessel-to-loan covenants; and
•potential deterioration in the financial condition and prospects of our customers or the third-party owners whose ships we commercially manage, or attempts by charterers, suppliers or receivers to invoke force majeure contractual clauses as a result of delays or other disruptions.
Although disruption and effects from the COVID-19 pandemic may be moderated by vaccines, given the dynamic nature of these circumstances and the worldwide nature of our business and operations, the duration of any potential business disruption and the related potential financial impact to us cannot be reasonably estimated at this time but could materially affect our business, results of operations and financial condition in the future.
Terrorist attacks, increased hostilities, political change, or war could lead to further economic instability, increased costs, and business disruption.

Terrorist attacks, and current or future conflicts in Ukraine, the Middle East, Libya, East Asia, South East Asia, West Africa and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and fund future growth. Recent hostilities in Ukraine, the Middle East - especially among Qatar, Saudi Arabia, the United Arab Emirates, Yemen (Red Sea and Gulf of Aden Area), or Iran - and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the United States or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.

Furthermore, Russia’s recent invasion of Ukraine, in addition to sanctions announced in February and March 2022 by President Biden and several European and world leaders and nations against Russia and any further sanctions, may also adversely impact our business given Russia’s role as a major global exporter of crude oil. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the United States or other countries against Russia, companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response. While much uncertainty remains regarding the global impact of Russia’s invasion of Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In addition, it is possible that third parties with which we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.

In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks or warlike operations and our vessels could be targets of hijackers, terrorists, or warlike operations; the conflict in Ukraine has recently resulted in missile attacks on commercial vessels in the Black Sea. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters which would harm our cash flow and business.
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

Furthermore, any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. In addition, acquisitions expose us to risks that may harm our business, financial condition and operating results.

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

Our levels of vessel operating expenses depend upon a variety of factors, many of which are beyond our control, such as competition for crew and inflation. Some of these costs may increase in the future, and such increases would decrease our earnings and adversely affect our cash flows and financial condition.
Over time, the value of our vessels may decline, which could adversely affect our existing loans and finance leases, our ability to obtain new financing or our operating results.

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If the operation of a tanker is not profitable, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. As of December 31, 2021, our revolving credit facility, term loan, and our 14 obligations related to finance leases contain loan-to-value financial covenants tied to the value of the vessels that collateralize these credit facilities and the vessels related to the finance leases. We are required to maintain vessel value to outstanding loan and lease principal balance ratios ranging from 100%-125%. As at December 31, 2021, we were in compliance with these requirements. A decline in the market value of these tankers may result in a default of the applicable financing arrangement or may require us to prepay portions of the outstanding principal or pledge additional collateral to avoid a default. If we are unable to cure any such breach within the prescribed cure period in a particular financing facility, the relevant financiers could accelerate our debt or obligations under finance lease and foreclose on our vessels and other assets pledged as collateral or require an early termination of the credit facility or a finance lease. In certain circumstances, such a breach could result in cross-defaults under our other financing agreements. In addition, a significant decline in the market value of our tankers may prevent us from refinancing tankers with a similar amount of debt thereby requiring us to either reduce debt levels in facilities collateralized by the tankers or seek alternative financing structures.

In addition, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our consolidated financial statements, we may need to recognize a significant charge against our earnings.
Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our revolving credit facility, working capital loan facility, term loan, lease obligations and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:

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

In addition, certain of our debt agreements and lease obligations require us to comply with certain financial covenants. Our ability to comply with covenants and restrictions contained in debt agreements and finance lease obligations may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any such events were to occur, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our financing agreements and we are unable to cure such breach within the prescribed cure period, our obligations may, at the election of the relevant financier, become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans available to us may terminate. In certain circumstances, this could lead to cross-defaults under our other financing agreements which in turn could result in obligations becoming due and commitments being terminated under such agreements. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans and finance leases or our need to sell assets or take other actions in order to meet our debt obligations.
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

As of December 31, 2021, our long-term debt was approximately $324.5 million and an additional $73.7 million was available to us under our revolving credit facility, and our obligations related to finance leases were approximately $295.8 million. In addition, we have a working capital loan facility, which provides borrowings of up to a maximum of $80 million, the drawdown amount is limited to a percentage of certain receivables and accrued revenue, which is assessed weekly. As of December 31, 2021, the aggregate available borrowings were $45.4 million, of which $25.0 million was drawn. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facility and working capital loan facility. Our level of debt could have important consequences to us, including the following:

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

If we are unable to access additional financing and generate sufficient cash flow to meet our debt, capital expenditure and other business requirements, we may be forced to take actions such as:

•restructuring our debt;
•selling additional assets or equity interest in certain assets or our joint venture;
•not paying dividends;
•reducing, delaying or canceling business activities, acquisitions, investments or capital expenditures; or
•seeking bankruptcy protection.
Such measures might not be successful, and additional debt or equity capital may not be available on acceptable terms or enable us to meet our debt, capital expenditure and other obligations. Some of such measures may adversely affect our business and reputation. In addition, financing agreements may restrict our ability to implement some of these measures.
Use of cash from operations for capital purposes will reduce cash available for dividends to shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions in general. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash dividends to shareholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution. The sale of certain assets would reduce cash from operations and the cash available for shareholders.

Our primary liquidity needs in the next few years are to refinance loans as they mature and to make scheduled repayments of debt, in addition to paying debt service costs, dividends on equity as and if determined by our Board of Directors, scheduled repayments of obligations related to our finance leases, operating expenses and dry-docking and capital expenditures and funding general working capital requirements. We anticipate that our primary sources of funds in the next few years will be existing liquidity, cash flows from operations, equity issuances, long-term debt and finance leases or other sources of financing.
Many seafaring employees are covered by collective bargaining agreements, and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.

A significant portion of Teekay Corporation’s seafarers that crew our vessels are employed under collective bargaining agreements. Teekay Corporation may become subject to additional labor agreements in the future. Teekay Corporation may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or biannually for seafarers. Although these negotiations have not caused labor disruptions in the past, any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and cash flows.
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
We anticipate we may need to accelerate our fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which we anticipate will require significant expenditures.

As approximately 30% of our fleet is currently aged 15 years and older, we anticipate we may need to accelerate our fleet renewal in coming years. Our ability to successfully execute a renewal program will depend on the availability and prices of newbuilding and second-hand vessels, market conditions and charter rates (primarily spot tanker rates), and access to sufficient financing at acceptable rates. The cost of newbuilding or second-hand vessels will be significant, which could affect our financial condition and results of operations.
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

Changes in the insurance markets attributable to structural changes in insurance and reinsurance markets and risk appetite, economic factors, the impact of the COVID-19 global pandemic, outbreaks of other communicable diseases, war, terrorist attacks, environmental catastrophes or political changes may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage or be available only with restrictive terms. With the sale of its LNG business, Teekay is left with a smaller fleet which will impact Teekay's buying power and could lead to us having increased insurance coverage costs. Please read "Item 18 – Financial statements: Note 14 – Related Party Transactions" of this Annual Report.
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

Pursuant to the terms of the Management Agreement, Teekay Services Ltd., as successor by novation and assignment from Teekay Shipping Ltd., which in turn was successor by merger to the initial manager, Teekay Tankers Management Services Ltd., and a subsidiary of Teekay (or the Manager), provides various services to us. In November 2021, Teekay Services Ltd., a subsidiary of Teekay, assumed the role as the Manager, in advance of the sale of Teekay's interest in its publicly listed subsidiary Seapeak LLC (formerly known as Teekay LNG Partners L.P.) (or Seapeak), including Teekay Shipping Ltd. Our success depends significantly upon the satisfactory performance of these services by our Manager. Our business may be harmed if our Manager fails to perform these services satisfactorily, if it stops providing these services to us or if it terminates the Management Agreement, as it is entitled to do under certain circumstances. The circumstances under which we are able to terminate the Management Agreement are limited and do not include mere dissatisfaction with our Manager’s performance. If Teekay Corporation suffers material damage to its reputation or relationships, it may harm our ability to:

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

We are exposed to the impact of interest rate changes primarily through our borrowings that require us to make interest payments based on LIBOR or SOFR. Significant increases in interest rates could adversely affect our profit margins, results of operations and our ability to service our debt. In accordance with our risk management policy, we use interest rate swaps on certain of our debt to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. However, any hedging activities entered into by us may not be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. For further information about our financial instruments at December 31, 2021 that are sensitive to changes in interest rates, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

Use of LIBOR is currently scheduled to cease, and interest rates on our LIBOR-based obligations may increase in the future.

LIBOR is the subject of recent national, international and other regulatory guidance and proposals for reform. As of December 31, 2021, LIBOR is no longer published on a representative basis, with the exception of the most commonly used tenors of U.S. dollar LIBOR, which will no longer be published on a representative basis after June 30, 2023. The U.S. Federal Reserve, in conjunction with the Alternative Reference Rates Committee, a steering committee comprised of large U.S. financial institutions, has selected as an alternative the Secured Overnight Finance Rate, a new index calculated by short-term repurchase agreements, backed by Treasury securities (or SOFR). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. Whether or not SOFR attains market acceptance as a LIBOR replacement tool remains in question and there can be no assurance that the transition to a new benchmark rate or other financial metric will be an adequate alternative to LIBOR or produce the economic equivalent of LIBOR. As a result, it is not possible at this time to know the ultimate impact that the phase-out of LIBOR may have.

While our secured revolving credit facility agreement dated January 28, 2020, secured term loan facility agreement dated August 11, 2020 and eight obligations related to finance leases completed in September and November 2021, respectively, each provides for an alternate method of calculating interest rates in the event that a LIBOR rate is unavailable. If LIBOR ceases to exist or if the methods of calculating LIBOR change from their current form, there may be adverse impacts on the financial markets generally and interest rates on borrowings under our revolving facility, secured term loan facility, and obligations related to finance leases may be materially adversely affected.

In January 2022, we amended our working capital loan facility to daily SOFR. We anticipate new financings and interest rate swaps to require an alternative reference rate be used. Some of our existing facilities and interest rate swap will likely be amended to SOFR or an alternative reference rate during 2022 prior to LIBOR ceasing on June 30, 2023.

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

As of December 31, 2021, three of our tankers operated under fixed-rate time-charter contracts, and all such charter contracts are scheduled to expire in 2022. If upon their scheduled expiration or any early termination we are unable to renew or replace the fixed-rate charters on favorable terms, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.
Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit our earnings in this market.

Our U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port and exports to offshore for consolidation onto larger vessels, including Louisiana Offshore Oil Platform and deep water terminals in Corpus Christi and Houston, Texas which can partially load Very Large Crude Carriers (or VLCCs). While we believe that lightering offers advantages over alternative methods of delivering crude oil to or from U.S. Gulf ports, our lightering revenues may be limited due to the availability of alternative methods.
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

In addition, tariffs, trade embargoes and other economic sanctions by the United States or other countries against countries in which we operate, to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may limit trading activities with those countries or with customers, which could also harm our business and ability to pay dividends. For example, the United States imposed sanctions on Russia starting in 2014 based on Russia’s involvement in divesting control by Ukraine of the Crimea region. Beginning in February 2022, the United States and numerous other nations imposed substantial additional sanctions on Russia for its invasion of Ukraine. In addition, general trade tensions between the United States and China escalated in 2018 and continued through much of 2019, with the United States imposing a series of tariffs on China and China responding by imposing tariffs on United States products; during the last quarter of 2019, the United States and China negotiated an agreement to reduce trade tensions which became effective in February 2020. Our business could be harmed by increasing trade protectionism or trade tensions between the United States and China, or trade embargoes or other economic sanctions by the United States or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries.

In addition, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flows and financial results.
Exposure to currency exchange fluctuations could result in fluctuations in our operating results.

Our primary economic environment is the international shipping market, which utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our expenses are in U.S. Dollars. However, we incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Singaporean Dollar, Euro, British Pound, Canadian Dollar and Japanese Yen. This partial mismatch in revenues and expenses could lead to fluctuations in our net income due to changes in the value of the U.S. Dollar relative to other currencies.
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

If Gross Cash Available for Distribution (as defined in the Management Agreement) for a given fiscal year exceeds $25.60 per share of our common stock (subject to further adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the year) (or the Incentive Threshold), our Manager generally will be entitled to payment of a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. Although the performance fee is payable on an annual basis, we accrue any amounts expected to be payable in respect of the performance fee on a quarterly basis. Gross Cash Available for Distribution generally represents the distributable cash flows that we generate from operations.
Legal and Regulatory Risks
We are bound to adhere to sanctions from many jurisdictions including the United States, United Kingdom, European Union and Canada due to our domicile and location of offices.

The United States has imposed sanctions on several countries or regions such as Cuba, North Korea, Syria, Sudan, Iran, Yemen, Venezuela and Russia. The European Union (which at the time included the United Kingdom, which now operates independently) lifted its previously enacted sanctions on Iran in January 2016. At that time, the United States lifted its secondary sanctions on Iran, which applied to foreign persons but the Trump administration reintroduced these and retained its primary sanctions which apply to U.S. entities and their foreign subsidiaries.

Beginning in February 2022, the United States and numerous other nations, notably including the European Union and United Kingdom, imposed substantial additional sanctions on Russia regarding its invasion of Ukraine, and these are increasing regularly. These Russian sanctions together with the global reaction to the Russian invasion of Ukraine may reduce our revenues.
Past port calls by our vessels or third-party vessels participating in RSAs to countries that are subject to sanctions imposed by the United States, European Union and the United Kingdom could harm our business.

In the past, oil tankers owned or chartered-in by us, or third-party vessels participating in RSAs from which we derive revenue, have made port calls in certain countries that are currently subject to sanctions imposed by the U.S., European Union and United Kingdom, for the loading and discharging of oil products. Those port calls did not violate U.S., European Union or United Kingdom sanctions, and we intend to maintain our compliance with all U.S., European Union and United Kingdom sanctions.

We believe these historical port calls will not adversely impact our business, because they were legal at the time and we are able to demonstrate our compliance. However, some charterers may choose not to utilize a vessel that had previously called at a port in a now sanctioned country. Some investors might decide not to invest in us simply because we have previously called on, or through our participation in RSAs have previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.
Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK Criminal Finances Act and similar laws in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the FCPA), the Bribery Act 2010 of the United Kingdom (or the UK Bribery Act) and the Criminal Finances Act 2017 of the United Kingdom (the CFA). We are subject, however, to the risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions determined to be in violation of such anti-corruption and anti-money laundering laws, including the FCPA, the UK Bribery Act and the CFA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions which are in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling may be adopted. The International Maritime Organization (the IMO), the United Nations agency for maritime safety and the prevention of pollution by vessels, has also established progressive standards limiting emissions from ships starting from 2023 towards 2030 and 2050 goals. These and other laws or regulations may require significant additional capital expenditures or operating expenses in order for us to comply with the laws and regulations and maintain our vessels in compliance with international and national regulations.

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

Finance ministers of the EU rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. Bermuda and the Marshall Islands were removed from the blacklist in May and October 2019, respectively. Subsequently, in February 2020, Bermuda and the Marshall Islands were "white-listed" by the EU and the Marshall Islands continues to remain on such list. On February 24, 2022, Bermuda was put on the "grey list" and it is expected to be moved back to the "white list" in October 2022 subject to review by the EU Council. While being on the "grey list", it is expected that Bermuda will not suffer any direct penalties or sanctions from the EU states.

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

We are a Marshall Islands corporation with our headquarters in Bermuda. A majority of our subsidiaries are Marshall Islands entities and certain our subsidiaries are either organized or registered in Bermuda. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. The Marshall Islands have also adopted similar economic substance requirements. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the non-compliant entity, which could have an adverse effect on our business, financial condition or operating results.

Regulations relating to ballast water discharge may adversely affect our operational results and financial condition.

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention renewal survey, existing vessels are required to comply with updated applicable standards before September 8, 2024. Compliance with the applicable standard will involve installing on-board systems to treat ballast water and eliminate unwanted organisms. We are currently implementing ballast water management system upgrades on our vessels in accordance with the required timelines imposed by the IMO and also in line with our asset management requirements. The cost of compliance with these regulations, primarily from installing such systems, may be substantial and may adversely affect our results of operation and financial condition.

In addition to the requirements under the IMO, the United States Coast Guard (the USCG) has imposed mandatory ballast water management practices for all vessels equipped with ballast water tanks and entering U.S. waters. These USCG regulations may have the effect of restricting our vessels from entering U.S. waters, unless we equip our vessels with pre-approved BWTS management systems or receive authorization by a duly-issued permit or exemption.
Information and Technology Risks
A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to the unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology systems could have a material adverse effect on our business and results of operations. Most recently, Russia’s invasion of Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally or may be initiated against the United States or European Union or other countries, which could adversely affect our operations. It is difficult to assess the likelihood of such a threat and any potential impact at this time.
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
U.S. tax authorities could treat us as a “passive foreign investment company” (or PFIC), which could have adverse U.S. federal income tax consequences to U.S. shareholders and other adverse consequences to us and all of our shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC for such purposes in any taxable year in which, after taking into account the income and assets of the corporation and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either (i) at least 75% of its gross income consists of “passive income,” or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for the 2022 taxable year or any future taxable year if there were to be changes in our and our look-through subsidiaries’ assets, income or operations.

If we or the IRS were to determine that we are or have been a PFIC for any taxable year during which a U.S. Holder (as defined below under “Item 10 – Additional Information – Material United States Federal Income Tax Considerations”) held our stock, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 - Additional Information - Material United States Federal Income Tax Considerations - United States Federal Income Taxation of U.S. Holders - Consequences of Possible PFIC Classification."
We are subject to taxes, which reduces our cash available for distribution to shareholders.

We, our joint venture or our subsidiaries are subject to tax in certain jurisdictions in which we, our joint venture or our subsidiaries are organized own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us, our joint venture or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our stock may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the United States, the amount of which is not within our complete control. In addition, we may rely on an exemption to be deemed non-resident in Canada for Canadian tax purposes under subsection 250(6) of the Canada Income Tax Act for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that are holding companies that have over half of the cost base of their investments in eligible international shipping subsidiaries and receive substantially all of their revenue as dividends from those eligible international shipping subsidiaries exempt under subsection 250(6).  If we were to cease to qualify for the subsection 250(6) exemption, we could be subject to Canadian income tax and also Canadian withholding tax on outbound distributions, which could have an adverse effect on our operating results.  In addition, to the extent Teekay Tankers Ltd. were to distribute dividends as a corporation determined to be resident in Canada, stockholders who are not resident in Canada for purposes of the Canada Income Tax Act would generally be subject to Canadian withholding tax in respect of such dividends paid by Teekay Tankers Ltd.

Typically, most of our time-charter and spot voyage charter contracts require the charterer to reimburse us for a certain period of time in respect of taxes incurred as a consequence of the voyage activities of our vessels while performing under the relevant charter. However, our rights to reimbursement under charter contracts may not survive for as long as the applicable tax statutes of limitations in the jurisdictions in which we operate. As such, we may not be able to obtain reimbursement from our charterers where any applicable taxes that are not paid before the contractual claim period has expired.

Item 4.Information on the Company
A.History and Development of the Company
Teekay Tankers Ltd. (“we,” “us,” or “the Company”) is an international provider of marine transportation to global oil industries. We were formed as a Marshall Islands corporation in October 2007 by Teekay Corporation (NYSE: TK), a leading provider of international crude oil and other marine transportation services. We completed our initial public offering on December 18, 2007 with an initial fleet of nine Aframax oil tankers which were transferred to us by Teekay Corporation.

Our tanker fleet size has increased from nine owned Aframax tankers in 2007 to 48 owned and leased tankers, three in-chartered tankers and one jointly-owned Very Large Crude Carrier (or VLCC) tanker as of December 31, 2021. The capacity of our tanker fleet has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 6,832,700 dwt as of December 31, 2021.

In July 2015, we acquired our STS transfer business from a company jointly-owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE. In addition to full service lightering and lightering support, this business also provided consultancy and LNG terminal management services. In April 2020, we sold the non-U.S. portion of our STS business, as well as our LNG terminal management business. Please read "Item 18 – Financial Statements: Note 19 - Write-down and Loss on Sale of Assets".

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

We sold one Suezmax tanker in early-2022, four Aframax tankers in 2021, three Suezmax tankers in 2020 and one Suezmax tanker in 2019. Please read "Item 18 – Financial Statements: Note 19 - Write-down and Loss on Sale of Assets". We completed a sale-leaseback financing transaction in early-2022 relating to eight Suezmax tankers, two sale-leaseback financing transactions in 2021 relating to six Aframax tankers and two Suezmax tankers; a sale-leaseback financing transaction in 2019 relating to two Suezmax tankers, two sale-leaseback financing transactions in 2018 relating to eight Aframax tankers, one Suezmax tanker and one LR2 product tanker; and a sale-leaseback financing transaction in 2017 relating to four Suezmax tankers. Please read "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases".

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

We incorporated on October 17, 2007, under the laws of the Republic of The Marshall Islands as Teekay Tankers Ltd. and maintain our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Our telephone number at such address is (441) 298-2530.

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

Teekay Corporation, which formed us in 2007, is a leading provider of international crude oil and other marine transportation services. We believe we benefit from Teekay Corporation’s expertise, relationships and reputation as we operate our fleet and pursue growth opportunities. We have acquired a portion of our current operating fleet from Teekay Corporation at various times since our inception, and we anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties. In addition, Teekay Corporation’s day-to-day focus on cost control is applied to our operations. Teekay Corporation, together with the BW Group, cooperate in a purchasing alliance, Teekay BW Group (TBW). TBW leverages the purchasing power of the combined fleets, mainly in such commodity areas as lube oils, paints, and other chemicals. Through our Manager, we benefit from this purchasing alliance.

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
Revenue by Segment
Please read "Item 18 – Financial Statements: Note 4 - Segment Reporting" for a breakdown of revenue by segment.
Customers
Please read "Item 18 – Financial Statements: Note 4 - Segment Reporting" for a breakdown of revenues for customers that accounted for more than 10% of total revenues during 2021, 2020 and 2019.
Our Fleet
The following table summarizes our fleet as at December 31, 2021:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tankers	3	—	3
Total Fixed-Rate Fleet (1)	3	—	3
Spot-rate:
Suezmax Tankers (2)	26	—	26
Aframax Tankers (3)	10	2	12
Long Range 2 Product Tankers	9	1	10
VLCC Tanker (4)	1	—	1
Total Spot Fleet	46	3	49
Total Tanker Fleet	49	3	52
Ship-to-Ship Support Vessels	—	2	2
Total Teekay Tankers Fleet	49	5	54
(1)All time-charter out contracts are scheduled to expire in 2022.
(2)Includes one Suezmax tanker, which was sold in early-2022.
(3)Excludes one newbuilding Aframax tanker, which is expected to be delivered to us in late-2022 under a seven-year time charter-in contract.
(4)We own one VLCC through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to "Item 18 – Financial Statements: Note 5 - Investment in and advances to Equity-Accounted Joint Venture").

The following table provides additional information about our owned and leased Suezmax oil tankers as of December 31, 2021, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Aspen Spirit	157,800	2009	Spot	—	—
Athens Spirit	158,500	2012	Spot	—	—
Atlanta Spirit	158,700	2011	Spot	—	—
Baker Spirit	156,900	2009	Spot	—	—
Barcelona Spirit	158,500	2011	Spot	—	—
Beijing Spirit	156,500	2010	Spot	—	—
Cascade Spirit	156,900	2009	Spot	—	—
Copper Spirit	156,800	2010	Spot	—	—
Dilong Spirit	159,000	2009	Spot	—	—
Jiaolong Spirit	159,000	2009	Spot	—	—
Kaveri Spirit (1)	159,100	2004	Spot	—	—
London Spirit	158,700	2011	Spot	—	—
Los Angeles Spirit	159,200	2007	Spot	—	—
Montreal Spirit	150,000	2006	Spot	—	—
Moscow Spirit	156,500	2010	Spot	—	—
Pinnacle Spirit	160,400	2008	Spot	—	—
Rio Spirit	158,400	2013	Spot	—	—
Seoul Spirit	160,000	2005	Spot	—	—
Shenlong Spirit	159,000	2009	Spot	—	—
Summit Spirit	160,500	2008	Spot	—	—
Sydney Spirit	158,500	2012	Spot	—	—
Tahoe Spirit	156,900	2010	Spot	—	—
Tianlong Spirit	159,000	2009	Spot	—	—
Tokyo Spirit	150,000	2006	Spot	—	—
Vail Spirit	157,000	2009	Spot	—	—
Zenith Spirit	160,500	2009	Spot	—	—
Total Capacity	4,102,300
(1)In January 2022, we entered into an agreement to sell the Kaveri Spirit, which was delivered to the buyer in February 2022.

The following table provides additional information about our owned and leased Aframax oil tankers as of December 31, 2021, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Axel Spirit	115,400	2004	Spot	—	—
Blackcomb Spirit	109,000	2010	Spot	—	—
Emerald Spirit	109,000	2009	Time-charter	$27,500	May-22
Erik Spirit	115,500	2005	Spot	—	—
Esther Spirit	115,400	2004	Spot	—	—
Everest Spirit	115,000	2004	Spot	—	—
Garibaldi Spirit	109,000	2009	Time-charter	$18,000	Dec-22
Helga Spirit	115,500	2005	Spot	—	—
Matterhorn Spirit	114,800	2005	Spot	—	—
Peak Spirit	104,600	2011	Time-charter	$23,750	Jun-22
Tarbet Spirit	107,500	2009	Spot	—	—
Whistler Spirit	109,000	2010	Spot	—	—
Yamato Spirit	107,600	2008	Spot	—	—
Total Capacity	1,447,300

The following table provides additional information about our owned and leased LR2 product tankers as of December 31, 2021, seven of which are Bahamian-flagged and two of which are Marshall Islands-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Donegal Spirit	105,200	2006	Spot	—	—
Galway Spirit	105,200	2007	Spot	—	—
Hovden Spirit	105,300	2012	Spot	—	—
Leyte Spirit	109,700	2011	Spot	—	—
Limerick Spirit	105,200	2007	Spot	—	—
Luzon Spirit	109,600	2011	Spot	—	—
Sebarok Spirit	109,600	2011	Spot	—	—
Seletar Spirit	109,000	2010	Spot	—	—
Trysil Spirit	105,300	2012	Spot	—	—
Total Capacity	964,100

The following table provides additional information about our VLCC oil tanker as of December 31, 2021, which is Hong Kong-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hong Kong Spirit (1)	319,000	2013	Spot	—	—
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

Business Strategies
Our primary business strategies include the following:

•Expand our fleet through accretive acquisitions. Since our initial public offering, we have purchased 21 tankers from Teekay Corporation, acquired 18 tankers resulting from the merger with TIL, purchased 17 tankers from third parties and purchased two tankers from Altera Infrastructure L.P. (formerly known as Teekay Offshore Partners L.P.) (or Altera). In the future, we anticipate acquiring vessels primarily through acquisitions of tankers from third parties, by securing additional in-chartered vessels and by ordering newbuildings.
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
Our Chartering Strategy and Participation in the Vessel Revenue Sharing Agreements
Chartering Strategy. We operate our vessels in the spot market, under time charter contracts of varying lengths and under FSL contracts, in an effort to maximize cash flow from our vessels based on our outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2021, a total of 45 of our owned and leased vessels and three time-chartered in vessels operated in the spot market through employment on spot voyage charters. Our mix of vessels trading in the spot market, providing lightering services in the U.S. Gulf (or USG), or subject to fixed-rate time charters will change from time to time. We also may seek to increase or decrease our exposure to the freight market through the use of freight forward agreements or other financial instruments.

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
Revenue Sharing Agreements

We and certain third-party vessel owners have entered into RSAs. As of December 31, 2021, 26 of the Suezmax tankers, seven of the Aframax tankers and nine of the LR2 product tankers in our fleet, as well as 13 vessels not in our fleet owned by third parties, were subject to RSAs. The vessels subject to the RSAs are employed and operated in the spot market or pursuant to time charters of less than one year.

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

An RSA participant may withdraw from the RSA upon at least 90 days' notice and shall cease to participate in the RSA if, among other things, it materially breaches the RSA agreement and fails to resolve the breach within a specified cure period or experiences certain bankruptcy events.

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

As of December 31, 2021, we remain one of three active STS lightering businesses in the U.S. Gulf Coast. We are one of the two providers in this group who provides a complete full service STS offering, which includes the availability of Aframax tonnage to provide shipment between shore and offshore. USG lightering trade has a foundation of demand due to traditional imports into the United States to serve U.S. Gulf Coast refinery demand. Although imports of crude oil into the United States have declined as a result of rising domestic crude oil production since 2018, we believe that the current demand for import lightering has stabilized and is consistent with the dependency which U.S. refiners have on foreign oil that is most economically transported on larger VLCC and Suezmax vessels into the U.S. Gulf Coast. At the end of 2021, export lightering comprised about 50% of total volume lightered in the USG. Although the ongoing COVID-19 global pandemic has significantly reduced oil demand, following the moderation or end of the pandemic, we expect that the United States will continue to increase crude production and exports, which we anticipate will result in an increase in export lightering demand as shippers look to export crude oil to Asia on larger size vessels, including VLCC and Suezmax vessels. Although the ports of Houston and Corpus Christi, Texas are now able to accommodate a VLCC at berthside for direct loading, draft restrictions will still require offshore top off STS loading for those vessels to lift their full capacity. Overall port congestion at these locations will create an opportunity for the offshore lightering industry to absorb incremental U.S. crude output which the current deep berths are not able to accommodate efficiently.

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

Oil has been one of the world’s primary energy sources for a number of decades. According to the International Energy Agency (or IEA), global oil consumption decreased substantially in 2020 as a result of demand destruction caused by the COVID-19 global pandemic. However, oil demand recovered substantially in 2021, and is expected to increase further in 2022.
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

Oil Tanker Supply. New Aframax, Suezmax and LR2 tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. As of December 31, 2021, the world Aframax crude tanker fleet consisted of 672 vessels, with an additional 53 Aframax crude oil tanker newbuildings on order for delivery through 2024; the world Suezmax crude tanker fleet consisted of 598 vessels, with an additional 50 Suezmax crude oil tanker newbuildings on order for delivery through 2024; and the world LR2 product tanker fleet consisted of 402 vessels, with an additional 44 LR2 product tanker newbuildings on order through 2024. Currently, delivery of a vessel typically occurs within two to three years of ordering.

The supply of oil tankers is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage. The level of newbuilding orders is primarily a function of newbuilding prices in relation to current and prospective charter market conditions. Other factors that affect tanker supply are the availability of financing and shipyard capacity. The level of vessel scrapping activity is primarily a function of scrapping prices in relation to current and prospective charter market conditions and operating, repair and survey costs. Industry regulations also affect scrapping levels. Please read “--Regulations” below. Demand for drybulk vessels and floating storage off-take units, to which tankers can be converted, strongly affects the number of tanker conversions.

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
Safety, Management of Ship Operations and Administration
Safety and Environmental Compliance are our top operational priorities. We operate our vessels in a manner intended to protect the safety and health of our employees, and to minimize the impact on the environment and society. We seek to effectively manage risk in the organization using a three-tiered approach at an operational, management and corporate level, designed to provide a clear line of sight throughout the organization. All of our operational employees receive training in the use of risk tools and the management system. We also have an approved competency management system in place to ensure our seafarers continue their professional development and are competent before being promoted to more senior roles.

We believe in continuous improvement, which has seen our safety and environmental culture develop over a significant time period. Health, Safety and Environmental Program milestones include the roll-out of the Environmental Leadership Program (2005), Safety in Action (2007), Quality Assurance and Training Officer Program (2008), Operational Leadership-The Journey (2010), E-Colours (2014), Significant Incident Potential (2015), Navigation Handbook (2016), Risk Tool Handbook (2017), Safety Management System upgrade (2018) and Fleet Training Officer (FTO) Program (2021).

In addition, the Operational Leadership-The Journey booklet was revised and relaunched in 2020. The booklet sets out our operational expectations and responsibilities and contains our safety, environmental and leadership commitments and our Health, Safety, Security and Environmental & Quality Assurance Policy, which is signed by all employees and empowers them to work safely, to live Teekay’s vision, and to look after one another.

We, through our subsidiaries and affiliates, provide technical management services for some of our vessels. We have obtained through Det Norske Veritas (or DNV), the Norwegian classification society, approval of our safety management system as being in compliance with the International Safety Management Code (or ISM Code), and this system has been implemented for all of our vessels. As part of our ISM Code compliance, all of the vessels’ safety management certificates are maintained through ongoing internal audits performed by certified internal auditors and intermediate audits performed by DNV.

In addition to the mandatory internal audits conducted by the FTO's on vessels, an internal audit is conducted by our Health Safety, Environment and Quality (or HSEQ) team before customer audits (TMSA inspections) to ensure that all ship management functions are strictly adhered to.

We conduct quarterly Safety Management courses for senior officers and Onboard Safety Officer courses for safety officers. Additionally, Safety Orientation Seminars are conducted twice every month for the ratings in Manila and Mumbai, to emphasize key messages about safety.

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

Since 2010, Teekay Corporation has produced a publicly available sustainability report that reflects the efforts, achievements, results and challenges faced by Teekay Corporation and its affiliates, including us, relating to several key areas, including emissions, climate change, corporate social responsibility, diversity and health, safety environment and quality. Teekay recognizes the significance of Environmental, Social and Governance considerations and in 2020 set an ESG strategy foundation that will direct our efforts and performance in the years ahead. Teekay's ESG strategy is focused on three broad areas: allocating capital to support the global energy transition; operating our existing fleets as safely and efficiently as possible; and further strengthening our ESG profile. Annual targets are set for the organization and are closely monitored.
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

We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution. In addition, the cost of protection and indemnity insurance significantly increased during 2021.

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
Flag, Classification, Audits and Inspections
Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “Classed” by one of the major classification societies and members of the International Association of Classification Societies Ltd (or IACS): DNV, Lloyd’s Register of Shipping or the American Bureau of Shipping.

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

We follow a comprehensive inspections scheme supported by our sea staff, shore-based operational and technical specialists, and members of our FTO program. We typically carry out regular inspections, which help us to ensure that:

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

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, and the International Convention on Load Lines of 1966. SOLAS provides rules for the construction of, and the equipment required for, commercial vessels and includes regulations for their safe operation. Flag states, which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

Effective January 1, 2020, Annex VI imposed a global limit for sulfur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. To comply with this new standard, ships must utilize different fuels containing low or zero sulfur (e.g. LNG, low sulfur heavy fuel oil (or LSHFO), low sulfur marine gas oil (or LSMGO), biofuels or other compliant fuels), or utilize exhaust gas cleaning systems, known as “scrubbers”. Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulfur emission requirements (e.g. scrubbers) became effective January 1, 2019. We have implemented procedures to comply with the 2020 sulfur limit. We switched to burning compliant low sulfur fuel before the January 1, 2020 implementation date; we have not installed any scrubbers on our fleet. Although the IMO has issued ISO 8217:2017 and PAS 23263:19, at present, neither the IMO nor the International Organization for Standardization has implemented globally accepted quality standards for 0.50% m/m fuel oil. We intend, and where applicable, expect our charterers to procure 0.50% m/m fuel oil from top tier suppliers. However, until such time that a globally accepted quality standard is issued, the quality of 0.50% m/m fuel oil that is supplied to the entire industry (including in respect of our vessels) is inherently uncertain. Low quality or a lack of access to high-quality low sulfur fuel may lead to a disruption in our operations (including mechanical damage to our vessels), which could impact our business, financial condition, and results of operations.

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that make the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessel's Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data. This has been verified as compliant on all ships for calendar year 2019 and 2020. A Confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept on board. Data collection for 2021 has been completed, and the verification of the data is ongoing by DNV, the authorized verifier. The process will be completed by the end of April 2022.

IMO regulations required that as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.1% sulfur requirements. Certain modifications were necessary to optimize operation on LSMGO of equipment originally designed to operate on Heavy Fuel Oil (or HFO). Also, LSMGO is more expensive than HFO and this could impact the cost of operations. We are primarily exposed to increased fuel costs through our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas comply with applicable fuel requirements.

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

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. Vessels will be required to meet the discharge standard D-2 by installing an approved BWTS. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type approved BWTS which is compliant with USCG regulations. The USCG has approved several BWTS both nationally and internationally, out of which Alfa Laval (Sweden), Ocean Saver (Norway) and Sunrui (China) are under Teekay’s approved list for retrofit. We estimate that the installation of an approved BWTS will cost approximately $1.5 million per vessel between the years 2022 and 2023. As at December 31, 2021, we have installed BWTS on 22 vessels in our fleet.

As per MSC. 338(91), requirements have been highlighted for audio and visual indicators for breathing apparatus which will alert the user before the volume of the air in the cylinder has been reduced to no less than 200 litres. This applies to ships constructed on or after July 1, 2014. Ships constructed before July 1, 2014 were required to comply no later than July 1, 2019. As of December 31, 2021, all of our vessels are in compliance with these requirements.

Cyber-related risks are operational risks that are appropriately assessed and managed as per the safety management requirements of the ISM Code. Cyber risks are required to be appropriately addressed in our safety management system no later than the first annual verification of our

Document of Compliance after January 1, 2021. The annual verification audit of our Document of Compliance was completed on July 23, 2021 where it was confirmed that cyber risks are appropriately addressed in accordance with ISM standards in the company's safety management system.

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

The EU has, by way of Directive 2005/35/EC, as amended by Directive 2009/123/EC, created a legal framework for imposing criminal penalties in the event of discharges of oil and other noxious substances from ships sailing in its waters, irrespective of their flag. This relates to discharges of oil or other noxious substances from vessels. Minor discharges shall not automatically be considered as offences, except where repetition leads to deterioration in the quality of the water. The persons responsible may be subject to criminal penalties if they have acted with intent, recklessly, or with serious negligence, and the act of inciting, aiding and abetting a person to discharge a polluting substance may also lead to criminal penalties.

The EU has adopted a Directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.1% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOX Emission Control Areas. Other jurisdictions have also adopted similar regulations.

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU monitoring, reporting and verification (or MRV) regulations. These regulations came into force on July 1, 2015 and aim to reduce greenhouse gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their CO2 emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Teekay Corporation signed an agreement with DNV for monitoring, verification and reporting as required by this regulation. We are presently using IMOS/Veslink forms which have a smooth interface with DNV. Emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS Database for 2019 and 2020. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed on board. The data for 2021 has been submitted and is currently under verification by DNV, our authorized verifier. The review will be completed by end of April 2022 for all of our vessels. In addition to the EU-MRV data, from January 1, 2022, we have also started submitting data for UK-MRV which is a new requirement for all vessels calling UK ports and waters.

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

The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged newbuildings were required to have on-board a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance by December 31, 2018, existing EU-flagged vessels and non-EU-flagged vessels calling at EU ports are required to have on-board a verified IHM with a Statement of Compliance by December 31, 2020. We contracted a class-approved HazMat expert company, Poly NDT Pte Ltd., to assist in the preparation of an Inventory of Hazardous Materials and with obtaining Statements of Compliance for our vessels. The EU Commission adopted a European List of approved ship recycling facilities, as well as four further decisions dealing with certification and other administrative requirements set out in the regulation. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Hong Kong Convention is not yet ratified.

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

The U.S. Clean Water Act (or the Clean Water Act) also prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act imposes substantial liability for the costs of removal, remediation and damages, and complements the remedies available under OPA 90 and CERCLA discussed above.

Our vessels that discharge certain effluents, including ballast water, in U.S. waters must obtain a Clean Water Act permit from the Environmental Protection Agency (or EPA) titled the “Vessel General Permit” (or VGP) and comply with a range of effluent limitations, best management practices, reporting, inspections and other requirements. The current Vessel General Permit incorporates USCG requirements for ballast water exchange and includes specific technology-based requirements for vessels as well as an implementation schedule to require vessels to meet the ballast water effluent limitations by the first drydocking after January 1, 2016, depending on the vessel size. The Vessel Incidental Discharge Act (or VIDA) became effective on December 4, 2018 and establishes a new framework for the regulation of vessel incidental discharges under the CWA. In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology-based. Two years thereafter, the USCG is required to develop corresponding implementation, compliance, and enforcement regulations. These may include requirements governing the design, construction, testing, approval, installation and use of devices to achieve the EPA national standards of performance (or NSPs). Under VIDA, all provisions of the VGP remain in force and effect as currently written until the USCG regulations are finalized. Vessels that are constructed after December 1, 2013, are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the VGP gets reissued, however, the provisions of the 2013 VGP, as currently written, will apply beyond 2018 until the EPA publishes new NSPs, and the USCG develops implementing regulations for those NSPs. This could take up to four years. On October 26, 2020, the EPA’s Notice of Proposed Rulemaking – Vessel Incidental Discharge National Standards of Performance – was published in the Federal Register for public comment. The proposed rule is aimed at reducing the environmental impact of discharges, such as ballast water, that are incidental to the normal operation of commercial vessels. When finalized, this new rule is expected to streamline the current patchwork of federal, state, and local requirements that apply to commercial vessels and better protect US waters.

Since January 1, 2014, the California Air Resources Board has required that vessels that burn fuel within 24 nautical miles of California burn fuel with 0.1% sulfur content or less.
Various states in the United States, including California, have implemented additional regulations relating to the environment and operation of vessels. The California Biofouling Management Plan requirements are as follows: developing and maintaining a Biofouling Management Plan, developing and maintaining a Biofouling Record Book, mandatory biofouling management of the vessel’s wetted surfaces, mandatory biofouling management for vessels that undergo an extended residency period (e.g. remain in the same location for 45 or more days). All vessels calling in California waters were required to submit the "Annual Marine Invasive Reporting Form" by October 1, 2017 and should have a CA-Biofouling management plan after a vessel’s first regularly scheduled out-of-water maintenance (e.g. dry dock) after January 1, 2018, or upon delivery on or after January 1, 2018.
China
China previously established ECAs in the Pearl River Delta, Yangtze River Delta and Bohai Sea, which took effect on January 1, 2016. The Hainan ECA took effect on January 1, 2019. From January 1, 2019, all the ECAs have merged, and the scope of Domestic Emission Controls Areas (or DECAs) were extended to 12 nautical miles from the coastline, covering the Chinese mainland territorial coastal areas as well as the Hainan Island territorial coastal waters. From January 1, 2019, all vessels navigating within the Chinese mainland territorial coastal DECAs and at berths are required to use marine fuel with a sulfur content of maximum 0.50% m/m. As per the new regulation, ships can also use alternative methods such as an Exhaust Gas Scrubber, LNG or other clean fuel that reduces the SOx to the same level or lower than the maximum required limits of sulfur when using fossil fuel in the DECA areas or when at berth. All the vessels without an exhaust gas cleaning system entering the emission control area are only permitted to carry and use the compliant fuel oil specified by the new regulation.

From July 1, 2019, vessels engaged on international voyages (except tankers) that are equipped to connect to shore power must use shore power if they berth for more than three hours (or for more than two hours for inland river control area) in berths with shore supply capacity in the coastal control areas.

From January 1, 2020, all vessels navigating within the Chinese mainland territorial coastal DECAs should use marine fuel with a maximum 0.5% m/m sulfur cap. All vessels entering China inland waterway emission control areas are to use fuel oil with a sulfur content not exceeding 0.1% m/m. Any vessel using or carrying non-compliant fuel oil due to the non-availability of compliant fuel oil is to submit a fuel oil non-availability report to the China Maritime Safety Administration (or CMSA) of the next arrival port before entering waters under the jurisdiction of China.

From March 1, 2020, all vessels entering waters under the jurisdiction of the People’s Republic of China are prohibited to carry fuel oil of sulfur content exceeding 0.50% m/m on board ships. Any vessel carrying non-compliant fuel oil in the waters under the jurisdiction of China is to:

•discharge the non-compliant fuel oil; or
•as permitted by the CMSA of the calling port, to retain the non-compliant fuel oil on board with a commitment letter stating it will not be used in waters under the jurisdiction of China.
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

Republic of Korea
The Korean Ministry of Oceans and Fisheries announced an air quality control program that defines selected South Korean ports and areas as ECAs. The ECAs cover Korea’s five major port areas: Incheon, Pyeongtaek & Dangjin, Yeosu & Gwangyang, Busan and Ulsan. From September 1, 2020, ships at berth or at anchor in the new Korean ECAs must burn fuel with a maximum sulfur content of 0.10%. Ships must switch to compliant fuel within one hour of mooring/anchoring and burn compliant fuel until not more than one hour before departure. From January 1, 2022, the requirements have been expanded, and the 0.10% sulfur limit will apply at all times while operating within the ECAs.

A Vessel Speed Reduction Program has also been introduced as a part of an air quality control program on a voluntary compliance basis to certain types of ships (crude, chemical and LNG carriers) calling at the ports of Busan, Ulsan, Yeosu, Gwangyang and Incheon.
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

The vessels in our fleet were verified as compliant before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance was issued by the administration/registered organization, which must be kept on board the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on the reduction of GHG emissions from ships with an initial strategy adopted on April 13, 2018, and a revised strategy to be adopted in 2023. Furthermore, the MEPC adopted two other sets of amendments to MARPOL Annex VI related to carbon intensity regulations. The MEPC agreed on combining the technical and operational measures with an entry into force date on January 1, 2023. The Energy Efficiency Existing Ships Index (EEXI) will be implemented for existing ships as a technical measure to reduce CO2 emissions. The Carbon Intensity Index (CII) will be implemented as an operational carbon intensity measure to benchmark and improve efficiency. Regulations and frameworks are expected to be fully defined at the next MEPC meeting in June 2022. For Teekay vessels, we have calculated the EEXI and Engine Power Limiter (EPL) values for our vessels.
The EU has also indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of GHGs from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the MRV of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on the MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started on January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central inspection database hosted by the European Maritime Safety Agency to collate all the data applicable to the EU region. Companies responsible for the operation of large ships using EU ports are required to report their CO2 emissions. While the EU was considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2021 (in the absence of a comparable system operating under the IMO) it appears that the decision to include shipping may be deferred until 2023.

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
C.Organizational Structure
As of December 31, 2021, Teekay Corporation (NYSE: TK), directly or through its 100%-owned subsidiaries, Teekay Holdings Limited and Teekay Finance Limited, had a 29.8% economic interest and a 54.7% voting interest in us through its ownership of approximately 5.5 million shares of our Class A common stock and 4.6 million shares of our Class B common stock.

Our shares of Class A common stock entitle the holders thereof to one vote per share and our shares of Class B common stock entitle the holders thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. Teekay Corporation currently holds a majority of the voting power of our common stock, and as such, we are controlled by Teekay Corporation.

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2021.
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

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (i) is organized in a jurisdiction outside the United States that grants an exemption from tax to U.S. corporations on international Transportation Gross Income (or an Equivalent Exemption), (ii) meets one of three ownership tests (or Ownership Tests) described in the Section 883 Regulations, and (iii) meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Gross Income (including for this purpose, our share of any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy one of the Ownership Tests. We believe that we should satisfy one of the Ownership Tests because our stock is primarily and regularly traded on an established securities market in the United States within the meaning of Section 883 of the Code and the Section 883 Regulations. We can give no assurance, however, that changes in the ownership of our stock subsequent to the date of this report will permit us to continue to qualify for the Section 883 exemption.

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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (which statutory rate as of the end of 2021 was 21%), and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to our gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to a gain realized on the sale of a vessel, provided the sale is considered to occur outside of the United States under U.S. federal income tax principles.

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Gross Income, without benefit of deductions. For 2021, we estimate that if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Gross Income would have been approximately $5.6 million. If the Section 883 Exemption does not apply, the amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the United States in such year, however, which is not within our complete control.
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
In addition, refer to item 5 in our Annual Report on Form 20-F for the year ended December 31, 2020 for our discussion and analysis comparing financial condition and results of operations from 2020 to 2019.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
We were formed in October 2007 by Teekay Corporation (NYSE: TK), a leading provider of international crude oil and other marine transportation services, and we completed our initial public offering in December 2007. Our business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering (or FSL) contracts to reduce potential downside risks. Our mix of vessels trading in the spot market, or subject to fixed-rate time charters will change from time to time. In addition to our core business, we also provide ship-to-ship (or STS) support services, along with our tanker commercial management and technical management operations. We believe this improves our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these operational areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control.

Teekay Corporation holds a majority of the voting power of our common stock, which includes Class A common stock and Class B common stock.
Significant Developments in 2021 and Early 2022
Conflict in Ukraine

In late February 2022, the Russian Federation invaded Ukraine. This follows Russia’s involvement in divesting control by Ukraine of the Crimea region and certain parts of south-eastern Ukraine starting in 2014. In response to both events, the United States, several European Union nations, and other countries announced a series of sanctions and executive orders against citizens, entities, and activities connected to Russia and, with respect to the sanctions and orders announced in 2022, Belarus. The sanctions imposed following the 2022 invasion have been numerous and significant in scope. In addition, the United States and several other countries have announced prohibitions on the importation of Russian oil or intentions to cut back on their reliance on Russian oil. Furthermore, several of the world’s largest oil and gas companies, pension and wealth funds and other asset managers have announced divestments of Russian holdings and assets, including those related to the crude oil and petroleum products industries. As at the date of this Annual Report, the conflict is ongoing and, as a result, additional sanctions and executive orders may be implemented that could further impact the trade of crude oil and petroleum products, as well as the supply of Russian oil to the global market and the demand for, and price of, oil and petroleum products.
Novel Coronavirus (COVID-19) Pandemic

The COVID-19 global pandemic resulted in a significant decline in global demand for oil during 2020; although oil demand partially recovered in 2021, new outbreaks may continue to have a negative impact on oil demand in the future. As our business is primarily the transportation of crude oil and refined petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services.

For the year ended December 31, 2021, we did not experience any material business interruptions as a result of the COVID-19 global pandemic. Spot tanker rates have come under pressure since mid-May 2020 as a result of significantly reduced oil demand due to the COVID-19 global pandemic and the subsequent decision by the OPEC+ group of oil producers to implement record oil supply cuts. Reduced oil production from other oil producing nations due to the impact of the COVID-19 global pandemic, as well as the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet, has also contributed to the weakness in tanker rates. The COVID-19 global pandemic was also a contributing factor to the write-down of certain tankers as described in "Item 18 – Financial Statements: Note 19 - Write-down and Loss on Sale of

Assets", and the reduction in certain tax accruals as described in "Item 18 – Financial Statements: Note 21 - Income Tax Recovery (Expense)" of this Annual Report. We continue to monitor the potential impact of the COVID-19 global pandemic on us and our industry, including counterparty risk associated with our vessels under contract and the impact on potential vessel impairments. We have also introduced a number of measures to protect the health and safety of the crews on our vessels, as well as our onshore staff.

Effects of the COVID-19 global pandemic may include, among others: deterioration of worldwide, regional or national economic conditions and activity and of demand for oil, including due to a potential slowdown in oil demand due to a resurgence of COVID-19 cases and variants in many regions and the potential for continued or renewed restrictions and lockdowns; operational disruptions to us or our customers due to worker health risks and the effects of regulations, directives or practices implemented in response to the pandemic (such as travel restrictions for individuals and vessels and quarantining and physical distancing); potential delays in (a) the loading and discharging of cargo on or from our vessels, (b) vessel inspections and related certifications by class societies, customers or government agencies, (c) maintenance, modifications or repairs to, or dry docking of, our existing vessels due to worker health or other business disruptions, and (d) the timing of crew changes; reduced cash flow and financial condition, including potential liquidity constraints; potential reduced access to capital as a result of any credit tightening generally or due to declines in global financial markets; potential reduced ability to opportunistically sell any of our vessels on the second-hand market, either as a result of a lack of buyers or a general decline in the value of second-hand vessels; potential decreases in the market values of our vessels and any related impairment charges or breaches relating to vessel-to-loan financial covenants; and potential deterioration in the financial condition and prospects of our customers or business partners.

Given the dynamic nature of the pandemic, including the development of variants of the virus that cause COVID-19 and the levels of effectiveness and delivery of vaccines and other actions to contain or treat the virus, the duration of any potential business disruption and the related financial impact and effects on us and our suppliers, customers and industry, cannot be reasonably estimated at this time and could materially affect our business, results of operations and financial condition. Please read “Item 3 - Key Information - Risk Factors” for additional information about potential risks of the COVID-19 global pandemic on our business.
Vessel Sales

In February 2021, we agreed to sell two Aframax tankers for a total price of $32.0 million. Both tankers were delivered to their new owners in March 2021.

In August 2021, we agreed to sell one Aframax tanker for $11.7 million. The tanker was delivered to its new owner in September 2021.

In November 2021, we agreed to sell one Aframax tanker for $13.0 million. The tanker was delivered to its new owner in December 2021.

During the first quarter of 2022, we agreed to sell one Suezmax tanker and two Aframax tankers for a total price of $43.6 million. The Suezmax tanker was delivered to its new owner in February 2022 and the Aframax tankers are expected to be delivered to their new owners in April 2022.
Vessel Purchases

In May 2021, we completed the purchases of two Suezmax tankers previously under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases" of this Annual Report, for a total cost of $56.7 million, using available cash and an undrawn credit facility.

In September 2021, we completed the purchases of six Aframax tankers previously under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases" of this Annual Report, for a total cost of $128.8 million, using available cash and an undrawn credit facility.
Time Chartered-in Vessels

In June 2021 and July 2021, we entered into time charter-in contracts for a LR2 product tanker and an Aframax tanker, and entered into a new time charter-in contract for an existing time chartered-in Aframax tanker, for terms of 18 to 24 months at an average rate of $17,800 per day. Each of the charters provides us with the option to extend for an additional 12 months at an average rate of $19,800 per day. The new time charter-in contract for the existing time chartered-in Aframax tanker commenced in August 2021, and the LR2 product tanker and Aframax tanker were delivered to us in September 2021 and November 2021, respectively.
Sale-leaseback Financing Transactions

In September 2021, we completed a $72.8 million sale-leaseback financing transaction relating to two Suezmax tankers and two Aframax tankers. Each vessel is leased on a bareboat charter for eight years, with purchase options available commencing at the end of the second year.

In November 2021, we completed a $68.9 million sale-leaseback financing transaction relating to four Aframax tankers. Each vessel is leased on a bareboat charter for seven years, with purchase options available throughout the lease terms and a purchase obligation at the end of the leases.

In March 2022, we completed a $177.3 million sale-leaseback financing transaction relating to eight Suezmax tankers. The vessels are leased on bareboat charters ranging from six to nine-year terms, respectively, with purchase options available commencing at the end of the second year.
Time Chartered-out Vessels

In December 2021, we entered into a time charter-out contract for one Aframax tanker with a one-year term at a daily rate of $18,000. This time charter-out contract commenced in late-December 2021.

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

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the shipowner under voyage charters and the customer under time charters, except when the vessel is off hire during the term of a time charter, in which case, the shipowner pays voyage expenses.

Net Revenues. Net revenues represents (loss) income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, write-down and loss on sale of assets, and restructuring charges. This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 - Operating and Financial Review and Prospects - Non-GAAP Finance Measures".

Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We expect these expenses to increase as our fleet matures and to the extent that it expands.

(Loss) Income from Vessel Operations. To assist us in evaluating our operations, we analyze the loss or income we receive after deducting operating expenses, but prior to interest expense, interest income, realized and unrealized gains or losses on derivative instruments, equity income or losses, and other income or expenses.

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

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with major repairs or modifications, dry dockings, or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available for the vessel to earn revenue yet is not employed, are included in revenue days. We use revenue days to explain changes in our net revenues between periods.

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
Summary Financial Data
Set forth below is summary consolidated financial and other data of Teekay Tankers Ltd. and its subsidiaries for fiscal years 2020 and 2021, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, the consolidated financial statements and accompanying notes for the years ended December 31, 2021 and 2020 (which are included herein).

	Year Ended December 31,
(in thousands of U.S. dollars, except share and fleet data)	2021	2020
GAAP Financial Comparison:
Income Statement Data:
Revenues	542,367	886,434
(Loss) income from operations	(194,095)	141,573
Net (loss) income	(242,372)	87,317
(Loss) earnings per share - diluted	(7.16)	2.57

Balance Sheet Data (at end of year):
Cash and cash equivalents	50,572	97,232
Total vessels and equipment (1)	1,351,255	1,557,829
Total debt (2)	639,772	613,004
Total equity	838,412	1,078,902

Non GAAP Financial Comparison: (3)
Net revenues	227,246	589,209
EBITDA	(103,310)	262,138
Adjusted EBITDA	3,016	335,647

Fleet Data:
Average number of tankers (4)
Suezmax	26.0	26.5
Aframax	16.2	19.1
Product	9.4	11.0
VLCC	0.5	0.5
(1)Total vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels related to finance leases, at cost less accumulated depreciation, and (c) operating lease right-of-use assets.

(2)Total debt includes short-term debt, current and long-term portion of long-term debt, and current and long-term portion of obligations related to finance leases.
(3)Net revenues, EBITDA and Adjusted EBITDA are non-GAAP financial measures. An explanation of the usefulness and purpose of each measure as well as a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP are contained with the section “Non-GAAP Financial Measures” at the end of this Item 5 - Operating and Financial Review and Prospects.
(4)Average number of tankers consists of the average number of vessels that were in our possession during a period, including time-chartered in vessels, and the vessel owned by our High-Q Investment Ltd. (or High-Q) joint venture with Wah Kwong Maritime Transport Holdings Ltd.
Items You Should Consider When Evaluating Our Results of Operations
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
•The COVID-19 pandemic could have material adverse effects on our business, results of operations, or financial condition. For the year ended December 31, 2021, we did not experience any material business interruptions as a result of the COVID-19 global pandemic. Please refer to “Significant Developments in 2021 and Early 2022” above for additional information and read “Item 3 - Key Information - Risk Factors” for additional information about the potential risks of the COVID-19 global pandemic on our business.
•Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit our earnings in this area of our operations. Our U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port and exports to offshore for consolidation onto larger vessels, including Louisiana Offshore Oil Platform and deep water terminals in Corpus Christi and Houston, Texas which can partially load Very Large Crude Carriers (or VLCCs). While we believe that lightering offers advantages over alternative methods of delivering crude oil to and from U.S. Gulf ports, our lightering revenues may be limited due to the availability of alternative methods.
•Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to forecast a shortfall in qualified personnel. We will continue to focus on our manning and training strategies to meet future needs. In addition, factors such as client demands for enhanced training and physical equipment, pressure on commodity and raw material prices, an increasing cost of freight, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations; however, increases to operational costs may well occur in the future.
•The amount and timing of vessel dry dockings and major modifications can significantly affect our revenues between periods. Our vessels are normally off hire when they are being dry docked. We had 10 vessels dry dock in 2021, compared to 11 vessels which dry docked in 2020. During the fourth quarter of 2021, an additional four vessels were off hire while installing ballast water treatment systems (or BWTS). The total number of off-hire days relating to dry dockings and BWTS installations during the years ended December 31, 2021 and 2020 were 611 and 520, respectively. For our current fleet, there are 10 owned and leased vessels scheduled to dry dock in 2022, as well as three owned and leased vessels scheduled for BWTS installation, without dry docking, in 2022.
Results of Operations
In accordance with GAAP, we report gross revenues in our consolidated statements of (loss) income and include voyage expenses among our operating expenses. However, shipowners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, which represent net revenues (or (loss) income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, write-down and loss on sale of assets, and restructuring charges), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts, the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost (as is also described in "Our Charters" above). Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

Summary
Our consolidated loss from operations was $194.1 million for the year ended December 31, 2021 compared to income from operations of $141.6 million for the year ended December 31, 2020. The primary reasons for this decrease are as follows:

•a net decrease of $213.3 million as a result of lower overall average realized spot TCE rates earned by our Suezmax tankers, Aframax tankers and LR2 product tankers, as well as lower earnings from our FSL dedicated vessels;
•a net decrease of $91.0 million due to various vessels on time-charter out contracts earning lower fixed rates during the first half of 2021 compared to the spot rates realized during the first half of 2020 and various vessels returning from time-charter out contracts earning lower spot rates during 2021 compared to previous fixed rates;
•a net decrease of $14.5 million due to write-downs related to two tankers that were held for sale, two tankers that were sold, and the impairment of seven tankers and one right-of-use asset during 2021 due to a weaker near-term tanker market outlook and a reduction in certain charter rates as a result of the economic environment, compared to the impairment of nine tankers and four right-of-use assets during 2020;
•a decrease of $7.3 million due to more off-hire days and off-hire bunker expenses related to increased dry dockings, BWTS installations, and vessel repairs, as well as higher overall bunker costs in 2021 compared to 2020; and
•a decrease of $4.6 million due to the sale of three Suezmax tankers in the first quarter of 2020 and four Aframax tankers during 2021.

On April 30, 2020, we completed the sale of the non-U.S. portion of our STS support services business, as well as our LNG terminal management business. Following this sale, we have only one reportable segment. For periods prior to the sale, we managed our business and analyzed and reported our results of operations on the basis of two reportable segments: the tanker segment and the STS transfer segment. The segment information for all periods has been adjusted to be consistent with the segment presentation after the sale. Please read “Item 18 - Financial Statements: Note 4 - Segment Reporting” of this Annual Report.

Details of the changes to our results of operations for each of our segments for the years ended December 31, 2021 and 2020 are provided below.
Year Ended December 31, 2021 versus Year Ended December 31, 2020
Tanker Segment
Our tanker segment consists of crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time-charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts. In addition, our tanker segment also includes our US-based STS support services.

The following table presents the operating results of our tanker segment for the years ended December 31, 2021 and 2020 and compares net revenues, a non-GAAP financial measure, for those periods to (loss) income from operations, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2021	2020	% Change
Revenues	542,367	879,442	(38)%
Voyage expenses	(315,121)	(297,225)	6%
Net revenues	227,246	582,217	(61)%

Vessel operating expenses	(165,375)	(178,293)	(7)%
Time-charter hire expenses	(13,799)	(36,341)	(62)%
Depreciation and amortization	(106,084)	(116,719)	(9)%
General and administrative expenses (1)	(43,715)	(38,379)	14%
Write-down and loss on sale of assets	(92,368)	(72,527)	27%
Restructuring charges	—	(1,398)	(100)%
(Loss) income from operations	(194,095)	138,560	(240)%

Equity (loss) income	(14,107)	5,100	(377)%

(1)     Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Net Revenues. Net revenues were $227.2 million for the year ended December 31, 2021 compared to $582.2 million for the year ended December 31, 2020. The decrease was primarily due to:

•a net decrease of $198.1 million due to lower overall average realized spot rates earned by our Suezmax tankers, Aframax tankers and LR2 product tankers in 2021 compared to 2020;
•a decrease of $91.0 million primarily due to various vessels on time-charter out contracts earning lower fixed rates during the first half of 2021 compared to the spot rates realized during the first half of 2020 and various vessels returning from time-charter out contracts earning lower spot rates during 2021 compared to previous fixed rates;
•a net decrease of $40.5 million primarily due to the sale of three Suezmax tankers during the first quarter of 2020 and the sale of four Aframax tankers during 2021, as well as the redeliveries of three Aframax and two LR2 in-chartered tankers to their owners during the first quarter of 2020, the fourth quarter of 2020 and the first quarter of 2021, partially offset by the addition of one Aframax in-chartered tanker and one LR2 in-chartered tanker that were delivered to us during the second half of 2021;
•a decrease of $14.0 million primarily due to lower net results from our FSL activities resulting from lower overall average FSL spot rates in 2021 compared to 2020;
•a decrease of $7.3 million primarily due to more off-hire days and off-hire bunker expenses related to increased dry dockings, BWTS installations, and vessel repairs, as well as higher overall bunker costs in 2021 compared to 2020;
•a decrease of $2.1 million due to lower revenue earned from our responsibilities in employing the vessels subject to the RSAs in 2021 compared to 2020; and
•a decrease of $2.1 million due to one fewer calendar day in 2021 compared to 2020.

Vessel Operating Expenses. Vessel operating expenses were $165.4 million for the year ended December 31, 2021 compared to $178.3 million for the year ended December 31, 2020. The decrease was primarily due to a reduction of $8.2 million due to the sale of seven tankers during 2020 and 2021, as well as a net reduction of $4.7 million mainly due to the scope of repair and planned maintenance activities in 2021 compared to 2020, as well as lower expenditures for ship management costs in 2021.

Time-charter Hire Expenses. Time-charter hire expenses were $13.8 million for the year ended December 31, 2021 compared to $36.3 million for the year ended December 31, 2020. The decrease was primarily due to a reduction of $21.3 million related to the redeliveries of eight chartered-in vessels during 2020 and 2021, including five tankers and three lightering support vessels, partially offset by the delivery of four chartered-in vessels during the second half of 2020 and 2021, including two tankers and two lightering support vessels, a decrease of $0.8 million due to the impairments of certain operating lease right-of-use assets related to chartered-in vessels, as well as a decrease of $0.5 million due to a lower daily charter rate for one chartered-in vessel as part of its new contract, which was entered into during the third quarter of 2021.

Depreciation and Amortization. Depreciation and amortization was $106.1 million for the year ended December 31, 2021 compared to $116.7 million for the year ended December 31, 2020. The decrease was primarily due to a reduction of $7.6 million related to the impairments of 14 tankers during the second half of 2020 and first half of 2021, a decrease of $5.6 million related to the sale of four Aframax tankers during 2021, partially offset by an increase of $2.6 million primarily due to depreciation related to capitalized expenditures for vessels which dry docked during 2020 and 2021.

Write-down and Loss on Sale of Assets. The write-down and loss on sale of assets of $92.4 million for the year ended December 31, 2021 was due to:

•the impairments recorded on three Suezmax tankers, three LR2 tankers and one Aframax tanker primarily due to a weaker near-term tanker market outlook and a reduction in certain charter rates, resulting from the economic climate to which the COVID-19 global pandemic is a contributing factor, which resulted in a write-down of $85.0 million during the year ended December 31, 2021;
•the write-downs of one Aframax tanker and one Suezmax tanker by $4.6 million to their estimated and agreed sales prices, respectively;
•the sale of two Aframax tankers during the second half of 2021, which resulted in an aggregate net loss of $2.1 million; and
•the impairment recorded on one of our operating lease right-of-use assets resulting from a decline in short-term time charter rates, which resulted in a write-down of $0.7 million during the year ended December 31, 2021.

The write-down and loss on the sale of assets of $72.5 million for the year ended December 31, 2020 was due to:

•the impairments recorded on nine of our Aframax tankers primarily due to a decline in spot tanker rates, short-term time charter rates, and vessel values resulting from the economic climate to which the COVID-19 global pandemic was a contributing factor, which resulted in a write-down of $65.4 million;
•the impairments recorded on our operating lease right-of-use assets primarily due to a reduction in short-term time charter rates, which resulted in a write-down of $2.9 million;
•the sale of three Suezmax tankers in the first quarter of 2020, which resulted in an aggregate net loss of $2.6 million; and
•the write-down of two Aframax tankers by $1.6 million to their estimated sales prices.

Restructuring Charges. Restructuring charges of $1.4 million for the year ended December 31, 2020 were related to estimated severance costs resulting from organizational changes to our tanker services and operations, partially related to the sale of the non-U.S. portion of our ship-to-ship support services business in April 2020.

Equity (Loss) Income. Equity loss was $14.1 million for the year ended December 31, 2021 compared to equity income of $5.1 million for the year ended December 31, 2020. The decrease for the year ended December 31, 2021 was primarily due to a write-down of our investment in the High-Q joint venture, in which we have a 50% ownership interest, mainly resulting from a decline in value of the VLCC as a result of the current tanker market to which the COVID-19 global pandemic has been a contributing factor, as well as lower spot rates realized by the VLCC, which has been trading in a third-party managed VLCC pooling arrangement.

Please refer to "Item 18 – Financial Statements: Note 5 – Investment in and Advances to Equity-Accounted Joint Venture".
Tanker Market
Spot tanker rates fell to multi-decade lows in 2021 as the COVID-19 global pandemic and ongoing OPEC+ production cuts had a negative impact on tanker demand. As per the International Energy Agency (or IEA), global oil demand grew by 5.5 million barrels per day (or mb/d) to 96.4 mb/d in 2021. Although this was a significant rebound compared to demand of 90.9 mb/d in 2020, it still left global oil demand approximately 3 mb/d below pre-COVID-19 levels. The emergence of new COVID-19 variants dampened both mobility and oil demand at times during the year as countries periodically implemented new restrictions in order to stop the spread. This was most evident during the second and third quarters of 2021, with the emergence of the Delta variant and at the end of the year with the emergence of the Omicron variant.

Global oil production failed to keep pace with demand in 2021, registering growth of just 1.5 mb/d to 95.3 mb/d. This was largely due to restrained supply from the OPEC+ group of producers as part of their strategy to reduce global oil inventories and give support to oil prices. In this respect, OPEC+ was largely successful; by the end of 2021, OECD oil inventories had fallen to their lowest level in seven years and by January 2022 oil prices had rebounded to $91 per barrel, the highest since October 2014. This proved to be very negative for the tanker market, as oil inventory drawdowns took away from tanker demand while higher oil prices led to an increase in bunker fuel costs. Tanker demand did start to improve in the latter half of 2021, with OPEC+ announcing that they would unwind remaining production cuts at a rate of 0.4 mb/d per month from August 2021 onwards. However, this had only a marginal impact on rates during the fourth quarter of 2021.

Looking ahead, global oil demand is expected to increase by 2.1 mb/d year-on-year in 2022 as per the IEA. However, the potential for further outbreaks of COVID-19, the impact of economic sanctions against Russia due to its invasion of Ukraine, and high global energy prices make this outlook highly uncertain. Global oil production is set to increase during 2022 as the OPEC+ group plans to unwind its remaining crude oil supply cuts by September 2022 while non-OPEC+ production is set to increase due to higher supply from the U.S., Canada, and Brazil. However, the potential for large-scale disruptions to Russian oil production as a result of sanctions could offset some of these gains. Sanctions against Russia could also lead to the rerouting of crude oil cargoes, which may be positive for tanker tonne-mile demand if it leads to an increase in average voyage distances, particularly in the Aframax and Suezmax sectors. Finally, the potential lifting of Iranian sanctions could alter tanker demand dynamics in the coming months depending on future developments.

Tanker fleet supply fundamentals continue to look very positive due to a lack of newbuild ordering, a diminishing tanker orderbook, and higher scrapping. As of January 2022, the tanker orderbook stood at 7.3 percent of the existing fleet size, which is the lowest since 1996 and well below the long-term average of around 20 percent. The level of newbuild orders remains very low, with just 3.4 million deadweight tons (or mdwt) placed in the second half of 2021, the lowest level of new orders placed in a six-month period since the first half of 2009. We expect that the level of new tanker orders will remain low in the near-term due to rising newbuild prices, which are currently at a 12 year high, and ongoing uncertainty over vessel technology. Tanker scrapping has picked up in recent months with 9.5 mdwt removed in the second half of 2021, the highest level since the first half of 2018. For 2021 as a whole, around 15 mdwt of tankers were scrapped versus only 3.5 mdwt in 2020. We expect the level of tanker scrapping to remain elevated in 2022 due to the combination of an aging world tanker fleet, weak freight rates in recent quarters, and high tanker scrap prices. We are currently forecasting around 2 percent tanker fleet growth in 2022 followed by less than 1 percent in 2023 and potentially negative fleet growth in 2024 when ship removals are expected to outweigh new deliveries into the fleet.

In summary, we expect that spot tanker rates will recover from the multi-decade lows seen in 2021 due to a continued recovery in both oil demand and supply during the course of 2022. However, Russia’s recent invasion of Ukraine has introduced a high level of uncertainty to the market outlook, and we expect rates to be volatile in 2022 as the market adjusts to changing conditions. The outlook for 2023 appears positive, as very low levels of tanker fleet growth and a continued recovery in oil demand are expected to lead to higher tanker fleet utilization, and therefore improved spot tanker rates.
Fleet and TCE Rates
As at December 31, 2021, we owned and leased 48 double-hulled oil tankers and time-chartered in two Aframax tankers and one LR2 tanker. We also owned a 50% interest in one VLCC tanker, the results of which are included in equity (loss) income.

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses. The following tables outline the average TCE rates earned by vessels for 2021 and 2020:

	Tanker Segment
	Year Ended December 31, 2021
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$259,075	$(176,203)	$1,810	$84,682	8,786	$9,639
Voyage-charter contracts - Aframax (4)	$135,824	$(88,294)	$792	$48,322	4,766	$10,137
Voyage-charter contracts - LR2 (4)(5)	$90,718	$(58,932)	$1,529	$33,315	2,990	$11,144
Time-charter out contracts - Suezmax	$20,390	$(675)	$(219)	$19,496	436	$44,678
Time-charter out contracts - Aframax	$22,341	$(742)	$268	$21,867	937	$23,352
Time-charter out contracts - LR2	$3,428	$24	$(72)	$3,380	118	$28,534
Total	$531,776	$(324,822)	$4,108	$211,062	18,033	$11,704
(1)Excludes $5.5 million of revenues related to the U.S. portion of our STS support services operations, $3.3 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs and $1.5 million of bunker commissions earned.
(2)Includes $9.8 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $52.2 million of revenues and $34.0 million of voyage expenses related to our FSL operations, which includes $9.8 million of operating expenses referenced in note (2) above related to FSL operations.
(5)Excludes $0.3 million of revenues and $0.1 million of voyage expenses related to a risk-sharing agreement that was entered into during the first quarter of 2019 for one time charter-in contract, which ended in the first quarter of 2021.

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
(1)Excludes $5.1 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, $4.0 million of revenues related to the U.S. portion of our STS support services operations, $1.9 million of bunker commissions earned and a $1.1 million reduction of taxes recoverable from one of our customers.

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

The following table presents the operating results for our STS transfer segment for the years ended December 31, 2021 and 2020.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2021	2020	% Change
Revenues	—	6,992	(100)%
Vessel operating expenses	—	(5,940)	(100)%
Depreciation and amortization	—	(493)	(100)%
General and administrative expenses (1)	—	(627)	(100)%
Gain on sale of assets	—	3,081	(100)%
Income from operations	—	3,013	(100)%
(1) Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources). See the discussion under “Other Operating Results” below.

Revenues, Vessel Operating Expenses, Depreciation and Amortization. Revenues, vessel operating expenses, and depreciation and amortization were $nil for the year ended December 31, 2021 due to the sale of the non-U.S. portion of our STS support services business as well as our LNG terminal management business during the second quarter of 2020.

Gain on Sale of Assets. The gain on the sale of assets of $3.1 million for the year ended December 31, 2020 was due to the gain on the sale of the non-U.S. portion of our STS support services business as well as our LNG terminal management business during the second quarter of 2020.
Other Operating Results
The following table compares our other operating results for the years ended December 31, 2021 and 2020:

	Year Ended December 31,
(in thousands of U.S. dollars)	2021	2020
General and administrative expenses	(43,715)	(39,006)
Interest expense	(35,031)	(51,525)
Interest income	122	1,199
Realized and unrealized gain (loss) on derivative instruments	564	(2,220)
Other (expense) income	(1,756)	473
Income tax recovery (expense)	1,931	(7,283)

General and Administrative Expenses. General and administrative expenses were $43.7 million for the year ended December 31, 2021 compared to $39.0 million for the year ended December 31, 2020. The increase was primarily due to higher information technology-related costs, as well as higher administrative, strategic management, and other fees incurred under our management agreement with Teekay primarily resulting from increased time spent providing these services during the year ended December 31, 2021, and unfavorable foreign currency exchange rate fluctuations.

Interest Expense. Interest expense was $35.0 million for the year ended December 31, 2021 compared to $51.5 million for the year ended December 31, 2020. The decrease was primarily due to lower principal balances and interest rates associated with our finance lease obligations and loan facilities in 2021 compared to 2020, mainly resulting from the completion of new sale-leaseback transactions for eight vessels, which were repurchased under their previous sale-leaseback agreements during 2021; the sale of two Aframax tankers, previously under sale-leaseback arrangements, during the first quarter of 2021; as well as the debt refinancings completed in 2020. In addition, overall lower average LIBOR rates and the write-off of previously capitalized loan costs associated with the debt refinancings in the prior period also contributed to the decrease.

Realized and Unrealized Gain (Loss) on Derivative Instruments. Realized and unrealized gain on derivative instruments was $0.6 million for the year ended December 31, 2021 compared to a loss of $2.2 million for the year ended December 31, 2020.

In March 2020, we entered into a new interest rate swap with a notional amount of $50.0 million and a fixed rate of approximately 0.8%, which is scheduled to mature in December 2024. We incurred a realized loss of $0.3 million during the year ended December 31, 2021, compared to a gain of $0.5 million during the prior year, primarily due to lower average LIBOR rates.

As a result of changes in the long-term forward LIBOR rates, we recognized an unrealized gain of $1.4 million during the year ended December 31, 2021, compared to an unrealized loss of $1.5 million during the prior year under the interest rate swap agreements.

We use forward freight agreements (or FFAs) to increase or decrease our exposure to spot market rates, within defined limits. We incurred a realized loss of $0.6 million during the year ended December 31, 2021, compared to a realized loss of $1.2 million and an unrealized gain of $0.1 million during the prior year under the FFAs.

Other (Expense) Income. Other expense was $1.8 million for the year ended December 31, 2021, compared to other income of $0.5 million for the year ended December 31, 2020. The decrease in other income was primarily due to premiums paid in relation to the repurchase of eight vessels, previously under sale-leaseback arrangements, during 2021, as well as the amortization of a previously deferred gain during the prior period, partially offset by changes in foreign currency exchange rates related to our accrued tax balances.

Income Tax Recovery (Expense). Income tax recovery was $1.9 million for the year ended December 31, 2021 compared to an expense of $7.3 million for the year ended December 31, 2020. The decrease in expense was primarily due to lower freight taxes recognized in a certain jurisdiction, with higher freight taxes recognized in the prior period due to the uncertainty surrounding a tax law change and the limited transparency into the actions of the tax authority in this jurisdiction, as well as higher recoveries related to the expiry of the statute of limitations in certain jurisdictions during the year ended December 31, 2021, partially offset by a reversal of $15.2 million of freight tax liabilities in 2020 as a result of an agreement with a tax authority, which was based in part on an initiative of the tax authority in response to the COVID-19 global pandemic and included the waiver of interest and penalties on unpaid taxes. For additional information, please read "Item 18 - Financial Statements: Note 21 - Income Tax Recovery (Expense)" of this Annual Report.
Liquidity and Capital Resources
Sources and Uses of Capital
We generate cash flows primarily from chartering out our vessels. We employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering contracts to reduce potential downside risks. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. There can be other factors that override typical seasonality, such as was the case during the year ended December 31, 2021, when lower oil demand as a result of the COVID-19 global pandemic, a constrained oil supply resulting from production cuts, the return of ships from floating storage, and the delivery of newbuilding vessels to the world tanker fleet contributed to weak tanker rates. While exposure to the volatile spot market is the largest potential cause for changes in our net operating cash flow from period to period, variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Our other primary sources of cash are long-term bank borrowings and other debt, lease or equity financings, and to a lesser extent, the proceeds from the sales of our older vessels.

Our obligations related to finance leases are described in "Item 18 – Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases", our revolving credit facility and term loan are described in "Item 18 – Financial Statements: Note 9 - Long Term Debt" and our working capital loan is described in "Item 18 – Financial Statements: Note 8 - Short Term Debt" of this Annual Report. Our working capital loan requires us to maintain a minimum threshold of paid-in capital contribution and retained distributions of participants in the RSAs. Our revolving credit facility and term loan contain covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Our revolving credit facility, term loan and obligations related to finance leases require us to maintain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 18 – Financial Statements: Note 9 - Long Term Debt" and in "Item 18 – Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases" included in this Annual Report. If we do not meet these financial or other covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2021, we were in compliance with all covenants under our revolving credit facility, term loan, working capital loan and obligations related to finance leases. As at December 31, 2021, our revolving credit facility, term loan, working capital loan and obligations related to certain finance leases required us to make interest payments based on LIBOR plus a margin. In January 2022, the interest reference rate LIBOR was replaced by the Secured Overnight Financing Rate (or SOFR) for our working capital loan. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Our current interest rate swap position is described in further detail in "Item 18 – Financial Statements: Note 11 - Derivative Instruments" and the extent of our exposure to changes in interest rates is described in further detail in "Item 11 - Quantitative and Qualitative Disclosures About Market Risk” of this Annual Report.

Our primary uses of cash include the payment of operating expenses, the payments of time-charter hire, dry-docking expenditures, costs associated with modifications to our vessels, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, as well as funding our other working capital requirements. In addition, we may use cash to acquire new or second-hand vessels to grow the size of our fleet. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of our existing fleet, the commercial outlook for our vessels and other considerations. As such, vessel acquisition activity may vary significantly from year to year.
Cash Flows
The following table summarizes our consolidated cash and cash equivalents (used for) provided by operating, financing and investing activities for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2021	2020
Net cash flow (used for) provided by operating activities	(107,312)	347,943
Net cash flow provided by (used for) financing activities	21,951	(416,104)
Net cash flow provided by investing activities	38,143	74,517
Net Operating Cash Flow
Net cash flow provided by operating activities decreased by $455.3 million for the year ended December 31, 2021, compared to the prior year. This decrease was primarily due to:

•a decrease of $315.0 million in cash inflows primarily due to lower operating earnings resulting from lower average realized spot tanker rates, certain vessels on time-charter out contracts earning lower rates than spot rates realized during the first half of 2020, certain vessels returning from time-charter out contracts earning lower spot rates during 2021 compared to previous fixed rates, more off-hire days and off-hire bunker expenses, higher overall bunker costs, as well as the sale of seven vessels during 2020 and 2021;
•a decrease of $137.9 million due to an increase in cash outflows related to changes in net working capital; and
•a decrease of $2.3 million due to an increase in cash outflows related to expenditures for dry-docking activities during the year ended December 31, 2021.
Net Financing Cash Flow
Net cash flow used for financing activities decreased by $438.1 million for the year ended December 31, 2021, compared to the prior year. This decrease was primarily due to:

•a decrease of $395.7 million in cash outflows due to a net decrease in prepayments and repayments on our revolving credit facility and term loan during the year ended December 31, 2021; and
•a decrease of $55.0 million in cash outflows due to a decrease in net repayments on our working capital facility during the year ended December 31, 2021;
partially offset by:
•a net increase of $12.6 million in cash outflows primarily due to the repurchase of two Suezmax tankers and six Aframax tankers, previously under sale-leaseback arrangements, during the second and third quarters of 2021, partially offset by an increase in cash inflows resulting from sale-leaseback transactions completed in September 2021 and November 2021 relating to these eight tankers, as well as a decrease in scheduled repayments on our finance lease obligations during the year ended December 31, 2021.
Net Investing Cash Flow
Net cash flow provided by investing activities decreased by $36.4 million for the year ended December 31, 2021, compared to the prior year. This decrease was primarily due to:

•a decrease of $27.8 million in cash inflows resulting from the proceeds received from the sale of four Aframax tankers during the year ended December 31, 2021 compared to proceeds received from the sale of three Suezmax tankers and the sale of the non-U.S. portion of our STS support services business as well as our LNG terminal management business during the year ended December 31, 2020;
•a decrease of $5.4 million due to an increase in cash outflows due to higher capital expenditures for the fleet during the year ended December 31, 2021; and
•a decrease of $3.2 million in cash inflows due to lower loan repayments from our joint venture during the year ended December 31, 2021.
Liquidity
Our primary sources of liquidity are cash and cash equivalents, net operating cash flow, our undrawn credit facilities, and capital raised through financing transactions. Our cash management policies have the primary objectives of minimizing both the probability of loss and return volatility as well as ensuring securities purchased can be sold readily and efficiently. A further objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under our revolving credit facility and working capital loan is described in "Item 18 – Financial Statements: Note 9 - Long-Term Debt" and in "Item 18 – Financial Statements: Note 8 - Short-Term Debt" of this Annual Report.

With a current focus on building net asset value through balance sheet delevering and reducing our cost of capital, dividend payments are subject to the discretion of our Board of Directors.

Our total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, decreased by $227.8 million during the year ended December 31, 2021 from $372.6 million at December 31, 2020 to $144.8 million at December 31, 2021. The decrease during the year ended December 31, 2021 was primarily a result of a $184.1 million payment for the repurchase of two Suezmax tankers and six Aframax tankers that were previously under sale-leaseback arrangements, $107.3 million of net operating cash outflow, $93.4 million of scheduled reductions in the maximum capacity of our revolving credit facility, $35.1 million of scheduled repayments of long-term debt and obligations related to finance leases, and $21.4 million of capital upgrades for vessels and equipment, partially offset by a $140.2 million sale-leaseback transaction, $58.1 million received from the sale of four Aframax tankers and a $13.4 million increase in the borrowing capacity of our working capital facility, the size of which will fluctuate from period to period based on changes in outstanding working capital balances.

We anticipate that our liquidity at December 31, 2021, combined with cash we expect to generate for the 15 months following such date, as well as the liquidity generated from the sale of one tanker and the completion of the sale-leaseback of eight vessels during the first quarter of 2022, and the expected sale of two tankers during the second quarter of 2022, as described in "Item 18 - Financial Statements: Note 22 – Subsequent Events" of this Annual Report, will be sufficient to meet our cash requirements for at least one-year period following the date of this Annual Report. In coming to this determination, we have assumed the low spot charter rates that Teekay Tankers vessels earned during 2021 will continue through the first half of 2022, with a spot rate recovery anticipated to begin in the latter half of 2022. In addition, while our liquidity assessment assumes that the working capital loan will continually be extended past the maturity date, currently May 2022, should the lender give notice in writing that no further extensions shall occur, we expect our liquidity will continue to be sufficient for at least the one-year period following the date of this Annual Report.

Our term loan matures in August 2023 and our revolving credit facility matures in December 2024, and based on the amounts outstanding at December 31, 2021, we will need to refinance $33.7 million in 2023 and $148.2 million in 2024 related to these two credit facilities. Our ability to refinance these facilities will depend upon, among other things, the estimated market value of our vessels, our financial condition and the condition of credit markets at such time. In addition, at December 31, 2021 we did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 30% of our fleet is currently aged 15 years and older and as such we may need to begin the process of fleet renewal in the coming years. We expect that any fleet renewal expenditures will rely upon undrawn revolving credit facilities and new financing arrangements, including bank borrowings, finance leases and potentially the issuance of debt and equity securities.

The following table summarizes our contractual obligations as at December 31, 2021.

	Total	2022	2023	2024	2025	2026	Beyond 2026
(in millions of U.S. dollars)
U.S. Dollar-Denominated Obligations
Scheduled repayments of revolving facility, term loan and other debt	167.6	40.8	73.7	53.1	—	—	—
Repayments at maturity of revolving facility and term loan	181.9	—	33.7	148.2	—	—	—
Scheduled repayments of obligations related to finance leases (1)	295.8	27.3	28.1	29.0	29.9	30.8	150.7
Chartered-in vessels (operating leases) (2)(3)	81.2	24.8	18.2	6.8	6.8	6.8	17.8
Total	726.5	92.9	153.7	237.1	36.7	37.6	168.5
(1)Excludes scheduled repayments of obligations related to the sale-leaseback financing transaction completed in March 2022.
(2)Includes one Aframax tanker expected to be delivered to us in late-2022 under a seven-year time charter-in contract.
(3)Excludes payments required if we exercise options to extend the terms of in-chartered leases signed as of December 31, 2021.

Other risks and uncertainties related to our liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 18 – Financial Statements: Note 21 – Income Tax Recovery (Expense)" of this Annual Report, which could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, as at December 31, 2021, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $28.1 million, and we guarantee 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services.
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

Judgments and Uncertainties. Whether to use the load-to-discharge basis or the discharge-to-discharge basis depends on whether the customer directs the use of the vessel throughout the period of use, pursuant to the terms of the voyage charter. This is a matter of judgement. However, we believe that if the customer has the right to direct the vessel to different load and discharge ports, among other things, a voyage charter contract contains a lease, and the lease term begins on the later of the vessel’s last discharge or inception of the voyage charter contract. As such, in this case revenue is recognized on a discharge-to-discharge basis. Otherwise, it is recognized on a load-to-discharge basis. As at December 31, 2021, 2020 and 2019, revenue from voyages then in progress were recognized on a discharge-to-discharge basis.

Effect if Actual Results Differ from Assumptions. If our assessment of whether the customer directs the use of the vessel through-out the period of use is not consistent with actual results, then the period over which voyage revenue is recognized would be different and as such our revenues could be overstated or understated for any given period by the amount of such difference. Had revenue from voyages in progress been recognized on a load-to-discharge basis our loss from operations for the year ended December 31, 2021 would have increased by $1.6 million.
Vessel Depreciation
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

Judgments and Uncertainties. For the years ended December 31, 2021, 2020 and 2019, depreciation was calculated using an estimated useful life of 25 years, commencing on the date the vessel is delivered from the shipyard. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Effect if Actual Results Differ from Assumptions. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense and potentially resulting in an impairment loss. A longer actual useful life will result in a decrease in depreciation expense. Had we depreciated our vessels using an estimated useful life of 20 years instead of 25 years effective December 31, 2020, our depreciation for the year ended December 31, 2021 would have increased by approximately $55.9 million.
Vessel Impairment
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

Judgments and Uncertainties. Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates for the first three years are based on prevailing market 3-year time-charter rates and thereafter, a 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined are outliers. We consider as outliers those years that have been impacted by rare events or circumstances that have distorted the historical 10-year trailing average to such a degree that this average is not representative of what a reasonable outlook would be if we do not exclude such years. We have identified such events in the current 10-year historical period as at December 31, 2021, which has resulted in the exclusion of the years 2012, 2013 and 2021 from our averages. Our estimated charter rates are discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts primarily reflect expectations of lower utilization for older vessels.

Our estimates of vessel utilization, including estimated off-hire time, are based on historical experience. Our estimates of operating expenses and dry-docking expenditures are based on historical operating and dry-docking costs as well as our expectations of future inflation, operating and maintenance requirements, and our vessel maintenance strategy. Vessel residual values are a product of a vessel’s lightweight tonnage and an estimated scrap rate per tonne. The probability of a vessel being sold is based on our current plans and expectations. The remaining estimated lives of our vessels used in our estimates of future cash flows are consistent with those used in the calculations of depreciation.

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

Consistent with our methodology and disclosures in prior years, the table below presents the aggregate market values and carrying values of our vessels that we have determined have a market value that is less than their carrying value as of December 31, 2021. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels during the fourth quarter of 2021 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values and GAAP does not allow an impairment to be recognized under this circumstance.

We consider the vessels reflected in the following table to be at a higher risk of future impairment as compared to other vessels in our fleet. This table is disaggregated for vessels which have estimated future undiscounted cash flows that are marginally or significantly greater than their respective carrying values. The recognition of an impairment in the future may be more likely for those vessels that have estimated future undiscounted cash marginally greater than their respective carrying values. Vessels with estimated future cash flows significantly greater than their respective carrying values do not necessarily represent vessels that would likely be impaired in the next twelve months. The recognition of an impairment in the future for those vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimation of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of the existing charter, charter market outlook, estimated future vessel values, and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing a customer contract.

Aframax, Suezmax and Product Tankers (in thousands of U.S. dollars, except number of vessels)	Number of Vessels	Market Values (1)	Carrying Values
Tankers (2)	10	206,900	329,150
Tankers (3)	25	626,000	810,634
Total	35	832,900	1,139,784
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

Our estimates of future cash flows are more sensitive to changes in certain assumptions, such as future charter rates. For example, for those ten vessels in the table above where the undiscounted cash flows are marginally greater than the carrying values, if at December 31, 2021, the 3-year time-charter rates were reduced by either 5% or 10%, none of those ten vessels would have been impaired. If at December 31, 2021, the 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers, was reduced by either 5% or 10%, nil or six, respectively, of the ten vessels would have been impaired, resulting in an impairment of $nil or $85.2 million, respectively. For those 25 vessels in the table above where the undiscounted cash flows are significantly greater than the carrying values, even if, at December 31, 2021, the 3-year time-charter rates or the 10-year historical average of actual spot charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers, was reduced by 5% or 10%, none of those 25 vessels would have been impaired.
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

Effect if Actual Results Differ from Assumptions. If we determined that an uncertain tax position was sustained upon examination, and such amount was in excess of the net amount previously recognized, we would increase our net income or decrease our net loss in the period such determination was made. Likewise, if we determined that an uncertain tax position was not sustained upon examination, we would typically decrease our net income or increase our net loss in the period such determination was made. See “Item 18 - Financial Statements: Note 21 - Income Tax Recovery (Expense)”. As at December 31, 2021, the total amount of recognized uncertain tax liabilities was $45.6 million (December 31, 2020 - $49.1 million). If the uncertainty about these freight tax liabilities is resolved in the Company's favor, we would concurrently reverse these liabilities.
Impairment of Investment in Equity-Accounted Joint Venture
Description. We evaluate our investment in our equity-accounted joint venture for impairment when events or circumstances indicate that the estimated fair value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If this is the case, the carrying value of the investment in equity-accounted joint venture is written down to its estimated fair value and the resulting impairment is recognized in our consolidated statement of (loss) income.

Judgments and Uncertainties. The process of evaluating the potential impairment of investments in equity-accounted joint ventures requires significant judgment in determining whether the estimated value of an investment in an equity-accounted joint venture has declined below its carrying value and if so, whether this is an other-than-temporary decline in value. Such judgments include, among other things, estimates of future charter rates, operating expenses, vessel values and timing of vessel sales. In determining whether an impairment of an equity method investment is other-than-temporary, factors to consider include the length of time and extent to which the fair value of the investment is less than its carrying value; the financial condition and near-term prospects of the equity method investee, including recent operating losses or specific events that may negatively influence the future earnings potential of the investee; and the intent and ability of the holder to retain its investment in the investee for a period of time sufficient to allow for any anticipated recovery in market value. As at December 31, 2021, we conducted an impairment test for our investment in the High-Q Joint Venture and determined that its estimated fair value had declined below its carrying value, and it was determined that such decline was other-than-temporary.

Effect if Actual Results Differ from Assumptions. If we determine that an investment in an equity-accounted joint venture is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the investment over its estimated fair value at the date of impairment. The written-down amount becomes the new lower cost basis of the investment. In addition, we may assign the impairment to individual assets held by the equity-accounted joint venture, such as vessels and equipment, and this would result in an increase in our proportionate share of earnings of the joint venture in future periods due to lower depreciation expense of the vessels and equipment of the equity-accounted joint venture. Consequently, differences in conclusions about whether an investment in an equity-accounted joint venture is impaired and the amount of such impairment may result in a different impairment amount, including no impairment, and a different equity (loss) income in future periods. Had we determined that the decline in the estimated fair value of our investment in the High-Q Joint Venture below its carrying value was not other-than-temporary, a write-down of $11.6 million would not have been recognized for the year ended December 31, 2021.
Non-GAAP Financial Measures
Net Revenues

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as (loss) income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, write-down and loss on sale of assets, and restructuring charges) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since, under time charters, the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than (loss) income from operations, the most directly comparable GAAP financial measure. Net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with (loss) income from operations.

	Years Ended December 31,
(in thousands of U.S. Dollars)	2021	2020
(Loss) income from operations	(194,095)	141,573
Restructuring charges	—	1,398
Write-down and loss on sale of assets	92,368	69,446
General and administrative expenses	43,715	39,006
Depreciation and amortization	106,084	117,212
Time-charter hire expenses	13,799	36,341
Vessel operating expenses	165,375	184,233
Net revenues	227,246	589,209
EBITDA and Adjusted EBITDA
EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net (loss) income before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before foreign exchange (gain) loss, write-down and loss on sale of assets, realized loss (gain) on interest rate swaps, unrealized (gain) loss on derivative instruments, certain other expenses, fair value adjustment of the equity-accounted for joint venture and share of the above items in non-consolidated equity-accounted for joint venture. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net (loss) income between periods. We believe that including EBITDA and Adjusted EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity.

Neither EBITDA nor Adjusted EBITDA should be considered an alternative to net (loss) income, operating (loss) income, or any other measure of financial performance presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some items that affect net (loss) income and operating (loss) income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table reconciles our consolidated EBITDA and Adjusted EBITDA to net (loss) income.

	Years Ended December 31,
(in thousands of U.S. Dollars)	2021	2020
Reconciliation of "EBITDA" and "Adjusted EBITDA” to “Net (loss) income”
Net (loss) income	(242,372)	87,317
Depreciation and amortization	106,084	117,212
Interest expense, net of interest income	34,909	50,326
Income tax (recovery) expense	(1,931)	7,283
EBITDA	(103,310)	262,138
Foreign exchange (gain) loss (i)	(302)	734
Write-down and loss on sale of assets	92,368	69,446
Realized loss (gain) on interest rate swaps	296	(481)
Unrealized (gain) loss on derivative instruments	(1,432)	1,459
Other expense (ii)	1,565	—
Fair value adjustment of equity-accounted for joint venture	11,584	—
Adjustments related to equity-accounted for joint venture (iii)	2,247	2,351
Adjusted EBITDA	3,016	335,647
(i)Foreign exchange (gain) loss includes an unrealized gain of $0.3 million in 2021 (2020 - loss of $0.5 million).
(ii)The amount recorded for the year ended December 31, 2021 relates to the premium paid in relation to the repurchase of six sale-leaseback vessels as part of the exercise of early purchase options.

(iii)The following table reflects certain non-GAAP adjustments to the results of our equity-accounted for joint venture. The adjusted results should not be considered as an alternative to any measure of financial performance presented in accordance with GAAP. Adjustments to equity-accounted for investments include some, but not all, items that affect equity (loss) income and these measures and adjustments may vary among other companies and may not be comparable to adjustments to similarly titled measures of other companies. It should be noted that this measure includes the Adjusted EBITDA from our equity-accounted for joint venture. We do not have control over the operations, nor do we have any legal claim to the revenue and expenses of our equity-accounted for joint venture.

Adjustments relating to equity (loss) income from our equity-accounted joint venture are as follows:

	Years Ended December 31,
(in thousands of U.S. Dollars)	2021	2020
Depreciation and amortization	1,902	1,902
Interest expense, net of interest income	345	449
Adjustments related to equity-accounted for joint venture	2,247	2,351
Item 6.Directors, Senior Management and Employees
Our Board of Directors and executive officers oversee and supervise our operations. Subject to this oversight and supervision, our operations are managed generally by our Manager.

Our President and Chief Executive Officer, Kevin Mackay, and our Chief Financial Officer, Stewart Andrade, allocate their time between managing our business and affairs as such officers and the business and affairs of Teekay Corporation. Mr. Mackay is a member of the senior leadership team of Teekay Corporation, while Mr. Andrade is employed by a subsidiary of Teekay Corporation. The amount of time Mr. Mackay and Mr. Andrade allocate between our business and the businesses of Teekay Corporation and other subsidiaries of Teekay Corporation varies from time to time depending on the various circumstances and needs of the businesses, such as the relative levels of strategic activities of the businesses.

Our officers and certain individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its affiliates. We intend to seek to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct thereof.

Please also read "Item 7 – Major Shareholders and Related Party Transactions - Related Party Transactions".
Directors and Executive Officers of Teekay Tankers Ltd.
The following table lists the directors and executive officers of Teekay Tankers Ltd. and their ages as of December 31, 2021.

Name	Age	Position
Stewart Andrade	49	Chief Financial Officer
Peter Antturi	63	Director (3)(7)
Sai W. Chu	55	Director (1)(2)(3)
Richard T. du Moulin	75	Director (4)(5)(6)
Kenneth Hvid	53	Chair
Kevin Mackay	53	President and Chief Executive Officer
David Schellenberg	58	Director (4)
(1)Chair of Audit Committee.
(2)Member of Conflicts Committee.
(3)Member of Nominating and Corporate Governance Committee.
(4)Member of Audit Committee.
(5)Chair of Conflicts Committee.
(6)Chair of Nominating and Corporate Governance Committee.
(7)Appointed on June 10, 2021.
Certain biographical information about each of the individuals included in the table above is set forth below.

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

Peter Antturi joined the board of Teekay Tankers Ltd. in June 2021 and brings over 30 years of financial and operational experience in the shipping industry to this role. He has also served on the board of Teekay Corporation since 2019. Additionally, Mr. Antturi serves as an executive officer and director of Teekay Corporation’s largest shareholder, Resolute Investments, Ltd. (Resolute), as well as other subsidiaries and affiliates of Kattegat

Limited, a parent company of Resolute. Mr. Antturi previously worked with Teekay from 1991 through 2005, serving as President of Teekay’s shuttle tanker division, as Senior Vice President, Chief Financial Officer and Controller and in other finance and accounting positions. Prior to joining Teekay, Mr. Antturi held various accounting and finance roles in the shipping industry since 1985.

Sai W. Chu joined the board of Teekay Tankers Ltd. in May 2019 and currently serves as the Chair of its Audit Committee. Mr. Chu brings extensive financial experience to Teekay Tankers Ltd. with over 30 years of finance, operations and strategy experience primarily with public companies in shipping, specialty finance, utilities and technology. From 2007 to 2015, he served as Chief Financial Officer of Seaspan Corporation (NYSE: SSW), a containership lessor, and prior to that he served in various financial roles within its related companies. From 1994 to 2004, he held financial roles with other companies, including BC Gas Inc. (now Fortis Inc.). He is currently Chief Financial Officer of EarthDaily Analytics Corp., a big data company specialized in satellite imaging, data services and geo-analytics with global operations, after previously serving as the Chief Financial Officer of its predecessor company since 2017. Mr. Chu is a member of the Advisory Board of Maritime Partners LLC, a Jones Act-focused leasing platform, and is a founding board member of Canada’s Digital Technology Supercluster, where he currently serves on the Finance and Audit Committee. He is also currently an advisor to A2Z Capital Inc., a private equity firm. Mr. Chu is a member of the Chartered Professional Accountants of Canada.

Richard T. du Moulin joined the board of Teekay Tankers Ltd. in 2007. Mr. du Moulin is currently the President of Intrepid Shipping L.L.C., a position he has held since he founded the company in 2002. From 1998 to 2002, Mr. du Moulin served as Chairman and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chairman Emeritus of the Seamen’s Church Institute of New York and New Jersey. Mr. du Moulin currently serves as an advisor to Hudson Structured Capital Management, a private equity firm, and as Chairman of Pangaea Logistics Solutions, Ltd., a dry bulk shipping company. He also served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999 and previously also served as a director of Globe Wireless L.L.C. and Tidewater, Inc.

Kenneth Hvid joined the board of Teekay Tankers Ltd. in 2017 and was appointed as its Chair in June 2019. Mr. Hvid joined the board of Teekay Corporation in June 2019 and has served as its President and Chief Executive Officer since 2017. Mr. Hvid served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC) from September 2018 to January 2022, having previously served as a director from 2011 to 2015 and as its Chair since May 2019 until January 2022. He joined Teekay Corporation in 2000 and was promoted to Senior Vice President, Teekay Gas Services in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation’s Chief Strategy Officer and Executive Vice President from 2011 to 2015. He also served as a director of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.) from 2011 to June 2020, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. & I. (Bermuda) Ltd.

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

David Schellenberg joined the board of Teekay Tankers Ltd. in June 2019. Mr. Schellenberg joined the board of Teekay Corporation in 2017 and was appointed as its Chair in June 2019. He is a member of the Audit Committees of both Teekay Tankers Ltd. and Teekay Corporation. Mr. Schellenberg also served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2019 until January 2022. Mr. Schellenberg brings over 25 years of financial and operating leadership experience to these roles. He is currently a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver, Canada. Prior to that, Mr. Schellenberg was with specialty aviation and aerospace businesses, Conair Group and its subsidiary Cascade Aerospace, from 2000 to 2013, serving as President and Chief Executive Officer from 2007 to 2013. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents’ Organization, holds an MBA and is a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCA).
Compensation of Directors and Senior Management
Executive Compensation
The compensation of our executive officers that are employees of Teekay Corporation or other subsidiaries thereof (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or its subsidiaries. In addition to any awards to our executive officers under our long-term incentive plan, we reimburse Teekay Corporation for time spent by our executive officers on our management matters. This reimbursement is a component of the management fee we pay our Manager pursuant to the Management Agreement. For the year ended December 31, 2021, the aggregate amount of executive officer compensation was $2.7 million (2020: $2.5 million; 2019: $2.3 million), a majority of which is paid by us to Teekay. Teekay Corporation’s annual bonus plan, in which each of our executive officers participates, considers both company performance and team performance.
Compensation of Directors
Officers of Teekay Corporation who serve as our directors do not receive additional compensation for their service as directors. Each of our non-employee directors receives compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-employee directors receive an annual cash fee of $60,000 and an annual award of $75,000 paid by way of a grant of restricted stock units or, in certain years, restricted stock units or stock options, at the director's choice. In addition, certain members of the Audit Committee each receive a committee cash fee of $7,500 per year, and the chair of the Audit Committee receives a fee of $17,000 per year for serving in that role. Members of the Conflicts

Committee each receive a committee fee of $7,500 per year, and the chair of the Conflicts Committee receives a fee of $12,500 per year for serving in that role. Members of the Nominating and Corporate Governance Committee receive a committee fee of $5,000 per year, and the chair of the Nominating and Corporate Governance Committee receives a fee of $10,000 per year for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors and committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2021, our four non-employee directors received an aggregate of $270,750 in cash fees for their services as directors (2020: $242,006; 2019: $397,870). In addition, each non-employee director received a $75,000 annual award for 2021 to be paid by way of a grant of restricted stock units, granted under our 2007 Long-Term Incentive Plan pursuant to this annual retainer. During 2021, we granted nil stock options (2020: 0; 2019: 58,843) and 16,772 restricted stock units (2020: 13,125; 2019: 19,918) to non-employee directors. The stock options and restricted stock units vest immediately.
Long-Term Incentive Program
In the year ended December 31, 2021, we granted under our 2007 Long-Term Incentive Plan (i) no options to acquire shares of Class A common stock (2020: 0; 2019: 218,223) and (ii) 111,067 restricted stock units (2020: 185,022; 2019: 99,056) to officers and employees of the Company and to certain employees of Teekay Corporation’s subsidiaries that provide services to us. Each option under the plans has a 10-year term and vests equally over three years from the grant date. Each restricted stock unit is equal in value to one share of our Class A common stock plus reinvested dividends from the grant date to the vesting date. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of shares of Class A common stock. We intend to satisfy these grants by issuing shares from authorized capital. Please read "Item 18 – Financial Statements: Note 13 – Capital Stock".
Board Practices
Our Board consists of five members. Directors are appointed to serve for a one-year term and until their successors are appointed or until they resign or are removed. Arthur Bensler did not stand for re-election at the 2021 annual meeting and retired from the Board at such time, and Peter Antturi was nominated as a replacement director nominee and was subsequently elected to the Board at the annual meeting.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of our directors, other than Kenneth Hvid, the President and Chief Executive Officer of Teekay Corporation, has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time.

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

The Board has the following three committees: Audit Committee, Conflicts Committee, and Nominating and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Investors - Teekay Tankers Ltd. - Governance” from the home page of our website at www.teekay.com. During 2021, the Board held five meetings. Each director attended all Board meetings. The members of the Audit Committee, Conflicts Committee and Nominating and Corporate Governance Committee attended all meetings.

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

Our Nominating and Corporate Governance Committee is comprised entirely of directors who satisfy the general NYSE independence standards. Our Nominating and Corporate Governance Committee is comprised of Richard du Moulin (Chair), Peter Antturi and Sai W. Chu.

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

As of December 31, 2021, approximately 1,900 seagoing staff served on our owned and leased vessels. The majority of our subsidiaries employ seagoing staff directly. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries.

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

We believe that Teekay Corporation’s commitment to training is fundamental to the development of the highest caliber of seafarers for marine operations. Teekay Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Corporation has relationships with training institutions in Australia, Canada, Croatia, India, Latvia, the Philippines, South Africa and the United Kingdom. After receiving formal instruction at one of these institutions, a cadet’s training continues on-board vessels. Teekay Corporation also has a career development plan that was devised to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2021, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of March 1, 2022 (60 days after December 31, 2021) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned
All directors and executive officers as a group (7 persons) (1)	545,016	1.9%	1.6%
_______________________________

(1)Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation, which controls us. Please read "Item 7 – Major Shareholders and Related Party Transactions".
Item 7.Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership, as of March 1, 2022, of our Class A and Class B common stock by each entity or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, an entity or group beneficially owns any shares that the entity or group has the right to acquire as of April 30, 2022 (60 days after March 1, 2022) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned (2)	Class B Common Stock	Percent of Class B Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned (2)
Teekay Corporation (1)	5,942,735	20.4%	4,625,997	100.0%	31.3%
_______________________________
(1)The voting power represented by shares beneficially owned by Teekay Corporation is 11.4% for its Class A common stock, 44.2% for its Class B common stock and 55.6% for its total Class A and Class B common stock.
(2)Based on 29.2 million Class A common shares and 4.6 million Class B common shares outstanding as of February 7, 2022.

Our Class B common stock entitles the holder thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum, while our Class A common stock entitles the holder thereof to one vote per share. Except as otherwise provided by the Marshall Islands Business Corporations Act, holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Teekay Corporation currently controls all of our outstanding Class B common stock and 5,942,735 shares of our Class A common stock. Because of our dual-class structure, Teekay Corporation may continue to control all matters submitted to our shareholders for approval even if it and its affiliates come to own significantly less than 50% of our outstanding shares of capital stock. Shares of our Class B common stock will convert into shares of our Class A common stock on a one-for-one basis upon certain transfers thereof or if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of our common stock.

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.
B.Related Party Transactions
Please read "Item 18 – Financial statements: Note 14 - Related Party Transactions" for additional information about these and various other related–party transactions.
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

David Schellenberg, a member of our Board of Directors, is the Chair of the Board of Directors of Teekay Corporation.

Peter Antturi, a member of our Board of Directors, is a member of Teekay Corporation's Board of Directors and serves as an executive officer and director of Teekay Corporation’s largest shareholder, Resolute Investments, Ltd. (or Resolute), as well as other subsidiaries and affiliates of Kattegat Limited, a parent company of Resolute.

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

In July 2015, we acquired our STS transfer business from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE. In addition to full service lightering and lightering support, this company also provided consultancy and LNG terminal management services. On April 30, 2020, we completed the sale of the non-U.S. portion of our STS business and our LNG terminal management business. Following the sale, our remaining STS support operations were integrated into our tanker business. Please read "Item 18 - Financial Statements: Note 4 - Segment Reporting" and "Item 18 - Financial Statements: Note 19 - Write-down and Loss on Sale of Assets".

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

Management Agreement
In connection with our initial public offering in December 2007, we entered into a long-term management agreement (or Management Agreement) with our Manager, which currently is Teekay Corporation's subsidiary, Teekay Services Limited, as successor by novation and assignment from Teekay Shipping Ltd., which in turn was successor by merger to the initial manager, Teekay Tankers Management Services Ltd.

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

For additional information about these services and fee, please see "Item 18 – Financial Statements: Note 14 – Related Party Transactions".

Performance Fee. In order to provide our Manager with an incentive to improve the results of our operations and financial condition, the Management Agreement also provides for payment of a performance fee in certain circumstances, in addition to the basic fees described above. Our Manager generally is entitled to payment of a performance fee equal to 20% of the Gross Cash Available for Distribution (as defined in the Management Agreement) if in a given fiscal year this figure exceeds $25.60 per share of our common stock, (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the year) (or the Incentive Threshold).

We maintain an internal account (or the Cumulative Dividend Account) that reflects, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $21.20 per share annual incentive baseline. The Cumulative Dividend Account is intended to ensure that our shareholders receive an equivalent of at least $21.20 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance is reset to zero. We paid no performance fees to our Manager in 2021, 2020 or 2019.

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
Significant Changes
Please read "Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2021 and Early 2022” and “Item 18 – Financial Statements: Note 22 - Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2021.
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
Material Contracts
The contracts included as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. Descriptions of our credit facility is included in “Item 18 – Financial Statements: Note 9 - Long-Term Debt.”
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
Distributions
We are taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common stock to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder's common stock, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder's common stock will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in our common stock and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the common stock for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common stock will be treated as foreign source income and generally will be treated as “passive category income.”

Subject to holding period requirements and certain other limitations, dividends received with respect to our common stock by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the taxable year during which the dividend is paid or the immediately preceding taxable year (we intend to take the position that we are not now and have never been, classified as a PFIC, as discussed below). Any dividends received with respect to our common stock not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

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
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and, pursuant to a “look through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either: (i) at least 75% of its gross income is “passive” income; or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

There are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS or a court of law, will accept our position or that we would not constitute a PFIC for the 2022 taxable year or for any future taxable year if there were to be changes in our or our look-through subsidiaries’ assets, income or operations.

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

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior taxable years and we do not intend to provide such information in the current taxable year as we have not been and do not expect to be treated as a PFIC for 2022. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If we determine that we are or will be a PFIC for any taxable year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.

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

The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the Class A common stock over the fair market value thereof at the end of the taxable year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our Class A common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our Class A common stock in taxable years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our Class A common stock in taxable years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

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

Distributions
In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our common stock unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States). If a Non-U.S. Holder is engaged in a trade or business within the United States and the distributions are deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such distributions.
Sale, Exchange or Other Disposition of Common Stock
In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common stock unless (i) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States) or (ii) the Non-U.S. Holder is an individual who is present in the United States for 183 days or more during the taxable year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the United States and the disposition of our common stock is deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the United States), the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such gain.
Information Reporting and Backup Withholding
In general, distributions taxable as dividends with respect to, or the proceeds from a sale, redemption or other taxable disposition of, our common stock held by a Non–Corporate U.S. Holder will be subject to information reporting requirements, unless such distribution taxable as a dividend is paid and received outside the United States by a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations), or such proceeds are effected through an office outside the U.S. of a broker that is considered a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations). These amounts also generally will be subject to backup withholding if the Non-Corporate U.S. Holder:

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
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Singaporean Dollar, Euro, British Pound, Canadian Dollar and Japanese Yen. There is a risk that currency fluctuations will have a negative effect on the value of cash flows. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2021 or 2020.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on LIBOR or SOFR plus a margin. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

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

The table below provides information about financial instruments as at December 31, 2021, that are sensitive to changes in interest rates, including our debt, obligations related to finance leases and interest rate swap. For debt and obligations related to finance leases, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swap, the table presents the notional amount and interest rate by the expected contractual maturity date. The expected contractual maturity date does not reflect potential prepayments of long-term debt and obligations related to finance leases.

	2022	2023	2024	2025	2026	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)

(in millions of U.S. dollars, except percentages)
U.S. Dollar Denominated Obligations
Short-term debt:
Variable Rate (2)	25.0	—	—	—	—	—	25.0	(25.0)	3.6%

Long-term debt:
Variable Rate (3)	15.8	107.4	201.3	—	—	—	324.5	(325.5)	2.5%

Obligations related to finance leases
Variable Rate (3)	15.1	15.1	15.1	15.1	15.1	61.7	137.2	(137.2)	3.0%
Fixed Rate	12.2	13.0	13.9	14.8	15.7	89.0	158.6	(169.2)	6.3%

Interest rate swap
Contract Amount (3)	—	—	50.0	—	—	—	50.0	0.6	0.8%
(1)Rate refers to the interest rate for our short-term debt, the weighted-average interest rate for our long-term debt and obligations related to finance leases, including the margin we pay on our variable-rate debt which, as of December 31, 2021, ranged from 2.25% to 3.50%, the weighted-average interest rate implicit in our obligations related to fixed-rate finance leases at the inception of the leases and the fixed pay rate for our interest rate swap agreement.
(2)Interest payments on our short-term debt were based on LIBOR up to and including December 31, 2021. From January 2022, interest payments are based on SOFR.

(3)Interest payments on our long-term debt, obligations related to variable-rate finance leases and interest rate swap are based on LIBOR. The average variable rate paid to us under our interest rate swap is set quarterly at the three-month LIBOR.
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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2021.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management determined that internal control over financial reporting was effective as of December 31, 2021.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and our internal control over financial reporting. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.
Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended December 31, 2021 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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

Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2021 and 2020 was KPMG LLP, an independent registered public accounting firm. The following table shows the fees we were billed for audit services provided by KPMG LLP.

Fees (in thousands of U.S. dollars)	2021	2020
Audit Fees (1)	817	646
Audit-Related Fees (2)	7	7
Total	824	653
(1)Audit fees represent fees for professional services provided in connection with the audit of our consolidated financial statements and effectiveness of internal control over financial reporting, review of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.
(2)Audit-related fees consisted of attestation services for regulatory requirements.

No other services were provided to us by the auditors during 2021 or 2020.

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2021 and 2020.
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

Item 19.Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd., as amended (1)
1.2	Amended and Restated Bylaws of Teekay Tankers Ltd. (1)
2.1	Description of Securities Registered Under Section 12 of the Exchange Act. (1)
4.1	Contribution, Conveyance and Assumption Agreement (relating to the pursuit by Teekay Corporation and its affiliates of certain business opportunities). (2)
4.2	Deed of Novation and Amendment dated as of November 1, 2021, with respect to the Management Agreement, as amended or supplemented by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010, Amendment No. 3 dated as of January 1, 2011, Addendum to Management Agreement dated March 23, 2016, Amendment No. 4(a) dated as of August 18, 2016, Amendment No.4 dated as of March 31, 2019 and the Second Addendum to Management Agreement dated effective January 1, 2020.
4.3	Gross Revenue Sharing Pool Agreement dated as of December 2007 between Teekay Corporation, Teekay Tankers Ltd. and Teekay Chartering Limited. (2)
4.4	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan (3)
4.5	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. (2)
4.6	Deed of Novation and Amendment dated as of November 1, 2021, with respect to the Commercial Management Services Agreement dated as of February 29, 2008, between Teekay Tankers Management Services Ltd. and Teekay Chartering Limited.
4.7	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investment Ltd. (4)
4.8	Secured Revolving Credit Facility Agreement dated January 28, 2020 between Teekay Tankers Ltd., Nordea Bank AB and various other banks, for a $532.8 million long-term debt facility. (1)
8.1	List of Subsidiaries of Teekay Tankers Ltd.
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer.
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer.
13.1	Teekay Tankers Ltd. Certification of Kevin Mackay, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
13.2	Teekay Tankers Ltd. Certification of Stewart Andrade, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1	Consent of KPMG LLP, as independent registered public accounting firm.
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because the XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS)
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
(3)Previously filed as Exhibit 99.1 to the Company’s Registration Statement on Form S-8 filed with the SEC on March 21, 2018 and hereby incorporated by reference to such Registration Statement.
(4)Previously filed as Exhibit 4.11 to the Company’s Report on Form 6-K furnished to the SEC on November 30, 2010 and hereby incorporated by reference to such Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY TANKERS LTD.

Date: April 6, 2022	By:	/s/ Stewart Andrade
Stewart Andrade
Chief Financial Officer
(Principal Financial and Accounting Officer)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders
Teekay Tankers Ltd.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. and subsidiaries (the Company) as of December 31, 2021 and 2020, the related consolidated statements of (loss) income, cash flows, and changes in equity for each of the years in the three‑year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2021, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated April 6, 2022 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Recoverability of Conventional Tankers
As discussed in Note 1 to the consolidated financial statements, the Company assesses vessels and equipment that are intended to be held and used in the Company’s business for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. Estimates of undiscounted cash flows used to determine the recoverability of a vessel’s carrying value involve, amongst others, assumptions about future charter rates. As discussed in Note 19 to the consolidated financial statements, the carrying values of three Suezmax tankers, three LR2 tankers and one Aframax tanker were written down by $85.0 million in the year ended December 31, 2021. The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2021, was $1,351,255 thousands.
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
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment assessment process. This included an internal control related to the determination of estimated future charter rates. We assessed a selection of estimated future charter rates by comparing them to historical rates and third-party industry publications for conventional tankers with similar characteristics, including type and size. We compared the Company’s historical revenue projections to actual results to assess the Company’s ability to accurately project future revenue. We performed a sensitivity analysis over the estimated future charter rates used in determining the undiscounted expected cash flows to assess their impact on the Company’s determination of the recoverability of the conventional tankers.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company's auditor since 2011.

Vancouver, Canada
April 6, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
Teekay Tankers Ltd.

Opinion on Internal Control Over Financial Reporting
We have audited Teekay Tankers Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2021 and 2020, the related consolidated statements of (loss) income, cash flows, and changes in equity for each of the years in the three-year period ended December 31, 2021, and the related notes (collectively, the consolidated financial statements), and our report dated April 6, 2022 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
April 6, 2022

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF (LOSS) INCOME (note 1)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
REVENUES
Voyage charter revenues (note 3)	485,896	741,804	881,603
Time-charter revenues (note 3)	46,159	127,598	17,495
Other revenues (notes 3 and 14b)	10,312	17,032	44,819
Total revenues	542,367	886,434	943,917

Voyage expenses	(315,121)	(297,225)	(402,294)
Vessel operating expenses (notes 14b and 14c)	(165,375)	(184,233)	(208,601)
Time-charter hire expenses (note 10)	(13,799)	(36,341)	(43,189)
Depreciation and amortization	(106,084)	(117,212)	(124,002)
General and administrative expenses (note 14b)	(43,715)	(39,006)	(36,404)
Write-down and loss on sale of assets (note 19)	(92,368)	(69,446)	(5,544)
Restructuring charges (note 20)	—	(1,398)	—
(Loss) income from operations	(194,095)	141,573	123,883

Interest expense	(35,031)	(51,525)	(65,362)
Interest income	122	1,199	871
Realized and unrealized gain (loss) on derivative instruments (note 11)	564	(2,220)	(967)
Equity (loss) income (note 5)	(14,107)	5,100	2,345
Other (expense) income (note 15)	(1,756)	473	695
Net (loss) income before income taxes	(244,303)	94,600	61,465
Income tax recovery (expense) (note 21)	1,931	(7,283)	(20,103)
Net (loss) income	(242,372)	87,317	41,362

Per common share amounts (note 18)
• Basic (loss) earnings per share	($7.16)	$2.59	$1.23
• Diluted (loss) earnings per share	($7.16)	$2.57	$1.23

Weighted-average number of Class A and Class B common stock outstanding (note 18)
• Basic	33,859,306	33,718,665	33,617,635
• Diluted	33,859,306	33,921,621	33,731,171
Related party transactions (note 14)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (note 1)
(in thousands of U.S. dollars)

	As at December 31, 2021 $	As at December 31, 2020 $
ASSETS
Current
Cash and cash equivalents	50,572	97,232
Restricted cash - current (note 16)	2,221	2,779
Accounts receivable	41,085	36,202
Assets held for sale (note 19)	43,543	32,974
Due from affiliates (note 14c)	4,220	5,236
Bunker and lube oil inventory	49,028	34,606
Prepaid expenses	10,223	9,739
Accrued revenue (note 3)	44,503	26,640
Total current assets	245,395	245,408
Restricted cash - long-term (note 16)	3,135	3,135
Vessels and equipment
At cost, less accumulated depreciation of $271.9 million (2020 - $417.4 million) (notes 9 and 19)	925,249	1,104,742
Vessels related to finance leases, at cost, less accumulated depreciation of $112.9 million (2020 - $124.4 million) (notes 10 and 19)	411,749	450,558
Operating lease right-of-use assets (notes 10 and 19)	14,257	2,529
Total vessels and equipment	1,351,255	1,557,829
Investment in and advances to equity-accounted joint venture (note 5)	12,954	28,561
Derivative assets (note 11)	668	—
Other non-current assets	1,422	897
Intangible assets at cost, less accumulated depreciation of $4.2 million (2020 - $3.7 million) (note 6)	1,494	1,989
Goodwill (note 6)	2,426	2,426
Total assets	1,618,749	1,840,245
LIABILITIES AND EQUITY
Current
Accounts payable	34,832	31,059
Accrued liabilities (notes 7, 14c, 20 and 21)	32,583	55,055
Short-term debt (note 8)	25,000	10,000
Current portion of long-term debt (note 9)	15,500	10,858
Current portion of derivative liabilities (note 11)	122	289
Current obligations related to finance leases (note 10)	27,032	78,476
Current portion of operating lease liabilities (notes 2 and 10)	9,389	3,685
Due to affiliates (note 14c)	10,944	3,123
Other current liabilities	1,686	4,574
Total current liabilities	157,088	197,119
Long-term debt (note 9)	304,791	232,103
Long-term obligations related to finance leases (note 10)	267,449	281,567
Long-term operating lease liabilities (notes 2 and 10)	4,868	315
Derivative liabilities (note 11)	—	597
Other long-term liabilities (note 21)	46,141	49,642
Total liabilities	780,337	761,343
Commitments and contingencies (notes 5, 8, 9, 10 and 11)
Equity
Common stock and paid-in capital (585.0 million shares authorized, 29.2 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2021 and 585.0 million shares authorized, 29.1 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2020) (note 13)	1,301,102	1,299,220
Accumulated deficit	(462,690)	(220,318)
Total equity	838,412	1,078,902
Total liabilities and equity	1,618,749	1,840,245
Subsequent events (note 22)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (note 1)
(in thousands of U.S. dollars)

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Cash, cash equivalents and restricted cash (used for) provided by
OPERATING ACTIVITIES
Net (loss) income	(242,372)	87,317	41,362
Non-cash items:
Depreciation and amortization	106,084	117,212	124,002
Write-down and loss on sale of assets (note 19)	92,368	69,446	5,544
Unrealized (gain) loss on derivative instruments (note 11)	(1,432)	1,458	5,247
Equity loss (income) (note 5)	14,107	(5,100)	(2,345)
Income tax (recovery) expense (note 21)	(3,109)	7,113	18,489
Other	2,001	5,232	4,044
Change in operating assets and liabilities (note 16)	(47,985)	89,920	(30,432)
Expenditures for dry docking	(26,974)	(24,655)	(48,250)
Net operating cash flow	(107,312)	347,943	117,661

FINANCING ACTIVITIES
Proceeds from short-term debt (note 8)	50,000	235,000	200,000
Prepayments of short-term debt (note 8)	(35,000)	(275,000)	(150,000)
Proceeds from long-term debt, net of issuance costs (note 9)	221,167	574,872	57,086
Scheduled repayments of long-term debt (note 9)	(11,229)	(13,174)	(101,107)
Prepayments of long-term debt (note 9)	(135,000)	(882,495)	(135,110)
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs (note 10)	140,226	—	63,720
Scheduled repayments of obligations related to finance leases (note 10)	(23,873)	(25,149)	(24,221)
Prepayment of obligations related to finance leases (note 10)	(184,115)	(29,596)	—
Other	(225)	(562)	(126)
Net financing cash flow	21,951	(416,104)	(89,758)

INVESTING ACTIVITIES
Proceeds from the sale of assets (2020 - net of cash sold of $2.1 million) (note 19)	58,090	85,892	20,008
Expenditures for vessels and equipment	(21,447)	(16,025)	(11,628)
Loan repayments from equity-accounted joint venture (note 5)	1,500	4,650	—
Net investing cash flow	38,143	74,517	8,380

(Decrease) increase in cash, cash equivalents and restricted cash	(47,218)	6,356	36,283
Cash, cash equivalents and restricted cash, beginning of the year	103,146	96,790	60,507
Cash, cash equivalents and restricted cash, end of the year (note 16c)	55,928	103,146	96,790
Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (note 1)
(in thousands of U.S. dollars, except share amounts)

	Common Stock and Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2018	33,570	1,207,397	88,532	(348,996)	946,933
Net income	—	—	—	41,362	41,362
Equity-based compensation (note 13)	85	1,660	—	—	1,660
Other	—	(34)	—	(1)	(35)
Balance as at December 31, 2019	33,655	1,209,023	88,532	(307,635)	989,920
Net income	—	—	—	87,317	87,317
Equity-based compensation (note 13)	83	1,665	—	—	1,665
Balance as at December 31, 2020	33,738	1,210,688	88,532	(220,318)	1,078,902
Net loss	—	—	—	(242,372)	(242,372)
Equity-based compensation (note 13)	51	1,882	—	—	1,882
Balance as at December 31, 2021	33,789	1,212,570	88,532	(462,690)	838,412
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

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. Given the dynamic nature of these circumstances, the full extent to which the COVID-19 global pandemic may have direct or indirect impacts on the Company's business and the related financial reporting implications cannot be reasonably estimated at this time, although the pandemic could materially affect the Company's business, results of operations and financial condition in the future. COVID-19 resulted in a significant decline in global demand for oil during 2020; although oil demand partially recovered in 2021, new outbreaks may continue to have a negative impact on oil demand in the future. As the Company's business is primarily the transportation of crude oil and refined petroleum products on behalf of customers, any significant decrease in demand for the cargo the Company transports could adversely affect demand for the Company's vessels and services. Spot tanker rates have come under pressure since mid-May 2020 as a result of significantly reduced oil demand due to COVID-19 and the subsequent decision by the OPEC+ group of oil producers to implement record oil supply cuts. Reduced oil production from other oil producing nations due to the impact of COVID-19, as well as the unwinding of floating storage and the delivery of newbuilding vessels to the global tanker fleet, has also contributed to the weakness in tanker rates. COVID-19 was also a contributing factor to the write-down of certain tankers during the years ended December 31, 2021 and 2020, as described in Note 19 - Write-down and Loss on Sale of Assets, and the reduction in certain tax accruals during the year ended December 31, 2020 as described in Note 21 - Income Tax Recovery (Expense).
Foreign currency
The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in other (expense) income in the accompanying consolidated statements of (loss) income.
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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Other revenues

Other revenues are earned from the offshore ship-to-ship transfer of commodities, primarily crude oil and refined oil products, but also liquid gases and various other products which are referred to as support operations. In addition, other revenues are also earned from other activities such as management of terminals and vessels, consultancy, procurement and equipment rental. Other revenues from short-term contracts are recognized as services are completed based on percentage of completion or in the case of long-term contracts, are recognized over the duration of the contract period. On April 30, 2020, the Company completed the sale of the non-U.S. portion of its ship-to-ship support services business, as well as its LNG terminal management business (see note 19).
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
Equity-based compensation
The Company grants stock options and restricted stock units as incentive-based compensation to certain employees of the Company and to certain employees of Teekay Corporation (or Teekay) or its subsidiaries who support the operations of the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For equity-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it is a single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award. The Company also grants common stock and fully vested stock options as incentive-based compensation to non-management directors, which are expensed immediately (see note 13).
Cash and cash equivalents
The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Restricted cash - current

The Company maintains restricted cash deposits relating to certain freight forward agreements (see note 11), for certain contracts related to the ship-to-ship transfer business and for the LNG terminal management business, prior to its sale in April 2020 (see note 19). Attached to the LNG terminal management contracts were certain performance guarantees which were required to be issued by the Company and have now been terminated.

Restricted cash - long-term

The Company maintains restricted cash deposits as required by the Company's obligations related to certain finance leases (see note 10).
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
Investments in equity-accounted joint ventures
The Company’s investments in equity-accounted joint ventures, in which the Company does not control but has the ability to exercise significant influence over the operating and financial policies of the entity, are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity-accounted joint venture investment for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the investment in the equity-accounted joint venture is impaired and if its estimated fair value is less than its carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in equity (loss) income on the Company’s

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

consolidated statements of (loss) income. The Company’s maximum exposure to loss is the amount it has invested in its equity-accounted joint venture and its proportionate share of guaranteed debt of the joint venture.
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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation for vessels is calculated using an estimated useful life of 25 years from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (excluding amortization of dry-docking costs and intangible assets) for the years ended December 31, 2021, 2020 and 2019 totaled $78.5 million, $88.3 million, and $95.1 million, respectively.

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

The following table summarizes the change in the Company’s capitalized dry-docking costs, from January 1, 2019 to December 31, 2021:

	Year Ended December 31,
	2021 $	2020 $	2019 $
Balance at the beginning of the year	67,527	71,807	56,019
Cost incurred for dry docking	23,042	28,546	45,371
Dry-dock amortization	(27,123)	(27,851)	(26,682)
Write-down / sale of vessels	(532)	(4,975)	(2,901)
Balance at the end of the year	62,914	67,527	71,807

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

The Company uses the effective interest rate method to subsequently account for the lease liability, whereby interest is recognized in interest expense in the Company’s consolidated statements of (loss) income. For those leases classified as operating leases, lease interest and right-of-use asset amortization in aggregate result in a straight-line expense profile that is presented in time-charter hire expense for vessels and general and administrative expense for office leases, unless the right-of-use asset becomes impaired. For those leases classified as finance leases, the right-of-use asset is amortized on a straight-line basis over the remaining life of the vessel, with such amortization included in depreciation and amortization in the Company’s consolidated statements of (loss) income. Variable lease payments that are based on the usage or performance of the underlying

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

asset are recognized as an expense when incurred, unless achievement of a specified target triggers the lease payment, in which case an expense is recognized in the period achievement of the target is considered probable.

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
Debt issuance costs
Debt issuance costs related to recognized debt liabilities, including fees, commissions and legal expenses, are deferred and presented as a direct deduction from the carrying amount of the debt liability. Debt issuance costs which are not attributable to a specific debt liability or where the debt issuance costs exceed the carrying value of the related debt liability (primarily undrawn revolving credit facilities) are deferred and presented as other non-current assets in the Company's consolidated balance sheets. Debt issuance costs are amortized using the effective interest rate method over the term of the relevant debt liability. Amortization of debt issuance costs is included in interest expense in the Company’s consolidated statements of (loss) income.

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

Expected credit loss provisions are presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset and as an other long-term liability for expected credit loss provisions that relate to guarantees of secured loan facilities of equity-accounted joint ventures. Changes in expected credit loss provisions are presented within other (expense) income within the consolidated statements of (loss) income.

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
The Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position taken or expected to be taken in a tax return will be sustained on examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax recovery (expense) in the Company's consolidated statements of (loss) income.

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
(Loss) earnings per share
(Loss) earnings per share is determined by dividing (a) net (loss) income of the Company by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises. The weighted-average number of shares is retroactively adjusted for stock splits and reverse stock splits. The weighted-average number of shares and per share amounts in the consolidated financial statements reflect the changes resulting from a 1 for 8 reverse stock split which took effect on November 25, 2019.
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
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740) Simplifying the Accounting for Income Taxes (or ASU 2019-12), as part of its initiative to reduce complexity in the accounting standards. The amendments in ASU 2019-12 eliminate certain exceptions related to the approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences, among other changes. The Company adopted this update on January 1, 2021. The adoption did not have an impact on the Company's consolidated financial statements and related disclosures.
In March 2020, the FASB issued ASU 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). This ASU provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). The amendments in ASU 2020-04 apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The amendments in this ASU are effective through December 31, 2022. The Company is currently evaluating the effect of adopting this new guidance.
3.Revenue
The Company’s primary source of revenue is from chartering its vessels (Aframax tankers, Suezmax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway, as well as management services to third-party owners of vessels. Prior to April 30, 2020, the Company managed liquefied natural gas (or LNG) terminals and procured LNG-related goods for terminal owners and other customers. On April 30, 2020, the Company completed the sale of the non-U.S. portion of its ship-to-ship support services business, as well as its LNG terminal management business (see note 19).

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

As at December 31, 2021, three of the Company’s vessels operated under time-charter contracts with the Company’s customers, all of which are scheduled to expire in 2022. As at December 31, 2021, the future hire payments expected to be received by the Company under time charters then in place were approximately $11.3 million. The hire payments should not be construed to reflect a forecast of total charter hire revenues for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after December 31, 2021, from unexercised option periods of contracts that existed on December 31, 2021 or from variable consideration, if any. In addition, future hire payments presented above have been reduced by estimated off-hire time for required period maintenance. Actual amounts may vary given future events such as unplanned vessel maintenance.

The carrying amount of the Company's owned and leased vessels employed on time charters as at December 31, 2021, was $61.7 million (December 31, 2020 - $344.4 million). The cost and accumulated depreciation of the vessels employed on these time charters as at December 31, 2021 were $74.3 million (December 31, 2020 - $464.8 million) and $12.6 million (December 31, 2020 - $120.4 million), respectively. As at December 31, 2021, the Company had $0.9 million (December 31, 2020 - $4.2 million) advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues in the following periods which are included in other current liabilities on the Company's consolidated balance sheets. During the year ended December 31, 2021, the Company recognized revenue of $4.2 million that was included as contract liabilities at December 31, 2020.

Other Revenues

Ship-to-ship support services include managing the process of transferring cargo between seagoing ships positioned alongside each other. Each operation is typically completed in less than 48 hours. The performance obligations within LNG terminal and vessel management contracts are satisfied as services are rendered over the duration of such contracts. The management fee, consisting of a fixed component based on the period of management and in certain cases a variable component based on the asset earnings, is invoiced monthly in arrears. Substantially all of the Company’s performance obligations are satisfied over the duration of the associated contract, and the Company uses the proportion of elapsed time as its method to recognize revenue over the contract duration. The variable consideration of the Company’s contracts is typically recognized as incurred as such consideration is allocated to distinct periods within a contract. On April 30, 2020, the Company completed the sale of the non-U.S. portion of its ship-to-ship support services business, as well as its LNG terminal management business (see note 19).

Revenue Table

The following table contains a breakdown of the Company's revenue by contract type for the years ended December 31, 2021, 2020 and 2019. All revenue is part of the Company's tanker segment, except for revenue for the non-U.S. portion of the ship-to-ship support services and LNG terminal management, consultancy, procurement, and other related services, which are part of the Company's previously existing ship-to-ship transfer segment (see note 4). The Company’s lease income consists of the revenue from its voyage charters and time-charters.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31,
	2021 $	2020 $	2019 $
Voyage charter revenues
Suezmax	259,075	340,535	424,578
Aframax	92,922	198,206	255,702
LR2	79,969	109,343	119,486
Full service lightering	53,930	93,720	81,837
Total	485,896	741,804	881,603

Time-charter revenues
Suezmax	20,390	107,543	15,658
Aframax	22,341	13,262	1,837
LR2	3,428	6,793	—
Total	46,159	127,598	17,495

Other revenues
Ship-to-ship support services	5,467	9,621	24,015
Vessel management	4,845	7,019	8,461
LNG terminal management, consultancy, procurement and other	—	392	12,343
Total	10,312	17,032	44,819

Total revenues	542,367	886,434	943,917
4.Segment Reporting
On April 30, 2020, the Company completed the sale of the non-U.S. portion of its ship-to-ship support services business, as well as its LNG terminal management business. Following the sale, the Company's remaining ship-to-ship support operations were integrated into the Company's tanker business. As a result, effective April 30, 2020, the Company has one reportable segment. The Company’s segment information for all periods prior to the sale and reorganization has been retroactively adjusted whereby the remaining ship-to-ship support operations have been reallocated from the ship-to-ship transfer segment to the tanker segment. Consequently, the Company’s tanker segment now consists of the operation of all of its tankers, including the operations from those tankers employed on full service lightering contracts, and the US based ship-to-ship support service operations that the Company retained, including its lightering support services provided as part of full service lightering operations. The Company’s ship-to-ship transfer segment consisted of the Company’s non-U.S. lightering support services, LNG terminal management, consultancy, procurement, and other related services which were sold as of April 30, 2020. Segment results are evaluated based on income from operations. The accounting policies applied to the reportable segments are the same as those used in the preparation of the Company’s consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following tables include results for the Company’s revenues and income from operations by segment for the years ended December 31, 2020 and 2019. No results are included for the year ended December 31, 2021 as the Company only had one reportable segment during the period.

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
(2)Includes direct general and administrative expenses and indirect general and administrative expenses (allocated to each segment based on estimated use of corporate resources) (see note 14b).

Significant Customers

The following table presents revenues and percentage of consolidated revenues for customers who accounted for more than 10% of the Company’s consolidated revenues during the periods presented.

	Year Ended December 31,
	2021	2020	2019
Shell	$60.8 million (1)	(3)	(3)
Vitol	$55.5 million (2)	(3)	(3)
(1)11% of consolidated revenues.
(2)10% of consolidated revenues.
(3)Less than 10%of consolidated revenues.

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

As at December 31, 2021, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $28.1 million (December 31, 2020 - $25.7 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by the Company.

During the year ended December 31, 2021, the Company recognized an other-than-temporary decline in the carrying value of its investment in the High-Q joint venture, primarily due to a decline in value of the VLCC as a result of the current tanker market to which the COVID-19 global pandemic has been a contributing factor resulting in low oil demand. The investment was written-down by $11.6 million to its estimated fair value, which has been recognized in equity loss in the consolidated statement of loss for the year ended December 31, 2021.

For the years ended December 31, 2021, 2020 and 2019, the Company recorded equity (loss) income of $(14.1) million, $5.1 million and $2.3 million, respectively, which comprises its share of net (loss) income from the High-Q joint venture, as well as the impairment recognized in 2021.

As at December 31, 2021 and 2020, the Company had a total investment in and advance to its equity-accounted joint venture of $13.0 million and $28.6 million, respectively (see note 12).

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

On April 30, 2020, the Company completed the sale of the non-U.S. portion of its ship-to-ship support services business, as well as its LNG terminal management business. Following the sale, the Company's remaining ship-to-ship support operations were integrated into the Company's tanker business. As a result, effective April 30, 2020, the Company has one reportable segment, with the Company’s goodwill and intangible assets for the remaining ship-to-ship support operations included in this segment.

Goodwill

The carrying amount of goodwill was $2.4 million as at December 31, 2021 and 2020. In 2021, 2020 and 2019, the Company conducted its annual goodwill impairment review and concluded that no impairment had occurred.

Intangible Assets

The carrying amounts of intangible assets are as follows:

	As at
	December 31, 2021	December 31, 2020
	$	$
Customer relationships At cost, less accumulated amortization of $4.2 million (2020 - $3.7 million) (1)	1,494	1,989
	1,494	1,989
(1)The customer relationships are being amortized over a weighted average amortization period of 10 years. Amortization of intangible assets for the year ended December 31, 2021 was $0.5 million (2020 - $1.0 million, 2019 - $2.2 million). Amortization of intangible assets for the remaining four years subsequent to 2021 is expected to be $0.4 million (2022), $0.4 million (2023), $0.4 million (2024) and $0.3 million (2025).
7.Accrued Liabilities

	Year Ended December 31,
	2021 $	2020 $
Voyage and vessel	26,855	39,796
Corporate accruals	604	781
Interest	1,951	2,814
Payroll and benefits (note 14c)	3,173	11,664
Accrued liabilities	32,583	55,055

8.Short-Term Debt
In November 2018, Teekay Tankers Chartering Pte. Ltd. (or TTCL) a wholly-owned subsidiary of the Company, entered into a working capital revolving loan facility (or the Working Capital Loan), which initially provided available aggregate borrowings of up to $40.0 million for TTCL, and had an initial maturity date in May 2019, subject to extension as described below. The maximum available aggregate borrowings were subsequently increased to $80.0 million, effective December 2019. The amount available for drawdown is limited to a percentage of certain receivables and accrued revenue, which is assessed weekly. The next maturity date of the Working Capital Loan is in May 2022. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to the RSAs. Interest payments on drawdowns up to and including December 31, 2021 were based on LIBOR plus a margin of 3.5%. In January 2022, the interest reference rate LIBOR was replaced by the Secured Overnight Financing Rate (or SOFR), with other terms on the Working Capital Loan remaining unchanged. The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires the Company to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at December 31, 2021, $25.0 million (December 31, 2020 - $10.0 million) was owing under this facility, the aggregate available borrowings were $45.4 million (December 31, 2020 - $32.0 million), and the interest rate on the facility was 3.6% (December 31, 2020 - 3.6%). As at December 31, 2021, the Company was in compliance with all covenants in respect of this facility.
9.Long-Term Debt

	Year Ended December 31,
	2021 $	2020 $
Revolving credit facility due through 2024	271,167	185,000
Term loan due in 2023	53,339	64,568
Total principal	324,506	249,568
Less: unamortized discount and debt issuance costs	(4,215)	(6,607)
Total debt	320,291	242,961
Less: current portion	(15,500)	(10,858)
Long-term portion	304,791	232,103

As at December 31, 2021, the Company had one revolving credit facility (or the 2020 Revolver), which, as at such date, provided for aggregate borrowings of up to $344.9 million (December 31, 2020 - $438.4 million), of which $73.7 million (December 31, 2020 - $253.4 million) was undrawn. Interest payments are based on LIBOR plus a margin, which was 2.40% as at December 31, 2021 (December 31, 2020 - 2.40%). The total amount available under the 2020 Revolver decreases by $78.3 million (2022), $65.3 million (2023) and $201.3 million (2024). The 2020 Revolver is collateralized by 29 of the Company's vessels, together with other related security.

As at December 31, 2021, the Company also had one term loan (or the 2020 Term Loan) outstanding, which totaled $53.3 million (December 31, 2020 - $64.6 million). Interest payments are based on LIBOR plus a margin, which was 2.25% as at December 31, 2021 (December 31, 2020 - 2.25%). The term loan reduces in quarterly payments and has a balloon repayment due at maturity in 2023. The 2020 Term Loan is collateralized by four of the Company's vessels, together with other related security.

The 2020 Revolver and the 2020 Term Loan require the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance and 125% of the total outstanding principal balance, respectively, for the facility periods. Such requirements are assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should the ratios drop below the required amounts, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2021, the hull coverage ratios were 249% and 186% for the 2020 Revolver and 2020 Term Loan, respectively. A decline in the tanker market could negatively affect these ratios. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt and obligations related to finance leases. As at December 31, 2021, the Company was in compliance with all covenants in respect of the 2020 Revolver and the 2020 Term Loan.

The weighted-average interest rate on the Company’s long-term debt as at December 31, 2021 was 2.5% (December 31, 2020 – 2.6%). This rate does not reflect the effect of the Company’s interest rate swap agreement (see note 11).

The aggregate annual long-term debt principal repayments required to be made by the Company under the 2020 Revolver and the 2020 Term Loan subsequent to December 31, 2021, are $15.8 million (2022), $107.4 million (2023) and $201.3 million (2024).

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
With respect to time charter-in contracts with an original term of more than one year, for the year ended December 31, 2021, the Company incurred $11.3 million (2020 - $30.0 million) of time-charter hire expenses related to eight (2020 - five) time charter-in contracts, of which $3.9 million (2020 - $16.0 million) was allocable to the lease component and $7.4 million (2020 - $14.0 million) was allocable to the non-lease component. The $3.9 million (2020 - $16.0 million) allocable to the lease component approximate the cash paid for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the year ended December 31, 2021. Five of these time charter-in contracts include an option to extend the charter for an additional one-year term. Since it is not reasonably certain that the Company will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at December 31, 2021, the weighted-average remaining lease term and weighted-average discount rate for these time charter-in contracts were 1.5 years and 4.30%, respectively (2020 - 0.7 years and 4.49%, respectively).
The Company has elected to recognize the lease payments of short-term leases in the statement of (loss) income on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. For the year ended December 31, 2021, the Company incurred $2.5 million (2020 - $6.3 million) of time-charter hire expense related to time charter-in contracts classified as short-term leases.
During the year ended December 31, 2021, the Company chartered in two Aframax vessels, one LR2 vessel, and one lightering support vessel for periods of 24 months, which resulted in the Company recognizing right-of-use assets of $11.4 million, $4.1 million, and $0.8 million on the lease commencement dates for the Aframax vessels, LR2 vessel, and lightering support vessel, respectively. During the year ended December 31, 2020, the Company chartered in one lightering support vessel for a period of 24 months, which resulted in the Company recognizing right-of-use assets of $0.8 million on the lease commencement date. In December 2020, the Company entered into a time charter-in contract for one Aframax tanker newbuilding for a period of seven years, with three additional one-year extension options, which is expected to be delivered to the Company in the fourth quarter of 2022. The Company expects to recognize a right-of-use asset and lease liability upon delivery of the vessel.

A maturity analysis of the Company's operating lease liabilities from time charter-in contracts (excluding short-term leases) as at December 31, 2021 is as follows:

	Lease Commitment $	Non-Lease Commitment $	Total Commitment $
As at December 31, 2021
Payments:
2022	9,825	13,303	23,128
2023	4,947	6,404	11,351
Total payments	14,772	19,707	34,479
Less: imputed interest	(515)
Carrying value of operating lease liabilities	14,257

As at December 31, 2021, the total minimum commitments to be incurred by the Company under time charter-in contracts were approximately $24.8 million (2022), $18.2 million (2023), $6.8 million (2024), $6.8 million (2025), $6.8 million (2026), and $17.8 million (thereafter), including one Aframax tanker newbuilding expected to be delivered to the Company in the fourth quarter of 2022 to commence a seven-year time charter-in contract. As at December 31, 2020, the total minimum commitments to be incurred by the Company under time charter-in contracts were approximately $10.3 million (2021), $3.3 million (2022), $6.8 million (2023), $6.8 million (2024), $6.8 million (2025), and $25.0 million (thereafter), including one Aframax tanker newbuilding expected to be delivered to the Company in the fourth quarter of 2022 to commence a seven-year time charter-in contract.

Obligations Related to Finance Leases

	As at	As at
	December 31, 2021	December 31, 2020
	$	$
Obligations related to finance leases	295,828	360,043
Less: unamortized discount and debt issuance costs	(1,347)	—
Total obligations related to finance leases	294,481	360,043
Less: current portion	(27,032)	(78,476)
Long-term obligations related to finance leases	267,449	281,567

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2021, the Company had sale-leaseback financing transactions with financial institutions relating to 14 of the Company's vessels, including four vessels which sale-leaseback financing transactions were completed in September 2021, and four vessels which sale-leaseback transactions were completed in November 2021. In March 2022, the Company completed sale-leaseback financing transactions with a financial institution relating to eight additional vessels (see note 22).

Under the sale-leaseback arrangements completed as of December 31, 2021, the Company transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from seven- to 12-year terms ending between 2028 and 2030. The Company is obligated to purchase four of the vessels upon maturity of their respective bareboat charters. The Company also has the option to purchase each of the 14 vessels, 10 of which can be purchased between now and the end of their respective lease terms, and four of which can be purchased starting in September 2023 until the end of their respective lease terms.

As at December 31, 2021, the Company consolidates six of the 14 Lessors for financial reporting purposes as VIEs. The Company understands that these vessels and lease operations are the only assets and operations of the Lessors. The Company operates the vessels during the lease terms, and as a result, is considered to be the Lessors' primary beneficiary. The liabilities of the six Lessors are loans and are non-recourse to the Company. The amounts funded to the six Lessors in order to purchase the vessels materially match the funding to be paid by the Company's subsidiaries under these lease-back transactions. As a result, the amounts due by the Company's subsidiaries to the six Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

The eight sale-leaseback transactions completed in 2021 have been accounted for as failed sales and the Company has not derecognized the assets and continues to depreciate the assets as if it was the legal owner. Proceeds received from the sales have been set up as an obligation related to finance lease and bareboat charter hire payments made by the Company to the Lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.

The bareboat charters related to all 14 of these vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to finance leases.

Ten of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at December 31, 2021, these ratios ranged from 106% to 134% (December 31, 2020 - ranged from 121% to 156%). The remaining four of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 105% of the total outstanding principal balance. As at December 31, 2021, these ratios ranged from 132% to 140%. For 10 of the bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that the Company prepay additional charter hire. For the remaining four bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that the Company either prepay additional charter hire in the amount of the shortfall or, in certain circumstances, make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant Lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.

The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at December 31, 2021, the Company was in compliance with all covenants in respect of its obligations related to finance leases.
During 2021, the Company completed the repurchase of eight vessels from one Lessor. In April 2021, the Company was served with a claim from the counterparty of the bareboat charters relating to these vessels, for reimbursement of breakage costs in respect of interest rate swaps that were entered into by the counterparty at the time of the original transaction in connection with the counterparty's then-underlying financing. The Company filed a defense to this claim in June 2021, rejecting the claim that the Company is responsible for paying these breakage cost reimbursements under the terms of the bareboat charters. As of December 31, 2021, the amount of breakage costs being claimed was $7.3 million. No loss provision in respect of this claim has been made by the Company based on its assessment of the merits of the claim.

The weighted-average interest rate on the Company's obligations related to finance leases as at December 31, 2021 was 4.8% (December 31, 2020 - 7.8%).

As at December 31, 2021, the Company's total remaining commitments related to the financial liabilities of these vessels were approximately $364.6 million (December 31, 2020 - $480.9 million), including imputed interest of $68.8 million (December 31, 2020 - $120.9 million), repayable from 2022 through 2030, as indicated below:

Commitments
December 31, 2021
Year	$
2022	40,882
2023	40,422
2024	40,031
2025	39,502
2026	39,042
Thereafter	164,766

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

11.Derivative Instruments
Interest rate swap agreement

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

In March 2020, the Company entered into an interest rate swap agreement which is scheduled to mature in December 2024. The following summarizes the Company's interest rate swap agreement as at December 31, 2021:

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset $	Remaining Term (years)	Fixed Swap Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap agreement	LIBOR	50,000	550	3.0	0.76
(1)Excludes the margin the Company pays on its variable-rate long-term debt, which, as of December 31, 2021, ranged from 2.25% to 2.40%.

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

	Derivative assets $	Current portion of derivative liabilities $	Derivative liabilities $
As at December 31, 2021
Interest rate swap agreement	668	(118)	—
Forward freight agreements	—	(4)	—
	668	(122)	—

As at December 31, 2020
Interest rate swap agreement	—	(289)	(597)
	—	(289)	(597)

Realized and unrealized gains (losses) relating to the interest rate swap and FFAs are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the Company’s consolidated statements of (loss) income as follows:

	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $	Year Ended December 31, 2019 $
Realized (losses) gains relating to:
Interest rate swap agreements	(296)	481	2,791
Forward freight agreements	(572)	(1,242)	1,489
	(868)	(761)	4,280

Unrealized gains (losses) relating to:
Interest rate swap agreements	1,436	(1,545)	(5,218)
Forward freight agreements	(4)	86	(29)
	1,432	(1,459)	(5,247)
Total realized and unrealized gain (loss) on derivative instruments	564	(2,220)	(967)
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

Investment in equity-accounted joint venture - The estimated fair value of the Company’s investment in its equity-accounted joint venture includes an estimate of the fair value of the joint venture's VLCC (see note 5), which is determined based on appraised values. In cases where an active second-hand sale and purchase market exists, an appraised value is generally the amount the joint venture would expect to receive if it were to sell the vessel. The appraised values are provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. The joint venture also has long-term debt, which fair value is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint venture. Other assets and liabilities included in the joint venture's balance sheet include working capital balances and the fair value of such amounts generally approximate their carrying value.

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

		December 31, 2021		December 31, 2020
	Fair Value Hierarchy Level	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 16c)	Level 1	55,928	55,928	103,146	103,146
Derivative instruments (note 11)
Interest rate swap agreement	Level 2	550	550	(886)	(886)
Freight forward agreements	Level 2	(4)	(4)	—	—

Non-recurring:
Operating lease right-of-use assets (note 19)	Level 2			1,799	1,799
Vessels and equipment (note 19)	Level 2			59,250	59,250
Assets held for sale (note 19)	Level 2	40,854	40,854	31,680	31,680
Equity-accounted joint venture (note 5)	Level 2	9,174	9,174

Other:
Short-term debt (note 8)	Level 2	(25,000)	(25,000)	(10,000)	(10,000)
Advances to equity-accounted joint venture (note 5)	Level 2	3,780	3,780	5,280	Note (1)
Long-term debt, including current portion (note 9)	Level 2	(320,291)	(325,509)	(242,961)	(248,738)
Obligations related to finance leases, including current portion (note 10)	Level 2	(294,481)	(306,386)	(360,043)	(411,740)
(1)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these consolidated financial statements. The fair values of the individual components of such aggregate interests as at December 31, 2020 were not determinable.
13.Capital Stock
The authorized capital stock of Teekay Tankers Ltd. at December 31, 2021 was 100.0 million shares of Preferred Stock (December 31, 2020 - 100.0 million shares of Preferred Stock), with a par value of $0.01 per share (2020 - $0.01 per share), 485.0 million shares of Class A common stock (December 31, 2020 - 485.0 million shares of Class A common stock), with a par value of $0.01 per share (December 31, 2020 - $0.01 per share), and 100.0 million shares of Class B common stock (December 31, 2020 - 100.0 million shares of Class B common stock), with a par value of $0.01 per share (December 31, 2020 - $0.01 per share). The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2021, the Company had 29.2 million shares of Class A common stock (December 31, 2020 – 29.1 million), 4.6 million shares of Class B common stock (December 31, 2020 – 4.6 million) and no shares of Preferred Stock (December 31, 2020 – nil) issued and outstanding.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

In November 2019, the Company eliminated its previous dividend policy, based on which quarterly dividends were expected to range from 30% to 50% of the Company's quarterly adjusted net income, subject to reserves its Board of Directors may have determined necessary for the prudent operations of the Company. Commencing November 2019, dividend payments are subject to the discretion of the Company's Board of Directors, and the policy remains subject to change. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally in any dividends that the Board of Directors declares from time to time out of funds legally available for dividends.

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
Stock-based Compensation
As at December 31, 2021, the Company had reserved under its 2007 Long-Term Incentive Plan a total of 1,250,000 shares of Class A common stock for issuance pursuant to awards granted under the plan (December 31, 2020 – 1,250,000 Class A common stock). For the year ended December 31, 2021, a total of 16.8 thousand shares (2020 – 13.1 thousand shares; 2019 – 19.9 thousand shares) of Class A common stock were granted to the Company’s non-management directors as part of their annual compensation, of which 9.6 thousand shares (2020 – 13.1 thousand shares; 2019 – 19.9 thousand shares) were issued. The compensation relating to the granting of such stock has been included in general and administrative expenses in the amounts of $0.3 million, $0.2 million, and $0.2 million for the years ended December 31, 2021, 2020, and 2019, respectively.

The Company also grants options and restricted stock units as incentive-based compensation under the Teekay Tankers Ltd. 2007 Long-Term Incentive Plan to certain eligible officers, employees and non-management directors of the Company or Teekay subsidiaries that provide services to the Company. The number of options and restricted stock units information included in these consolidated financial statements has been retroactively adjusted for the November 2019 reverse stock split (see note 1). The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of (loss) income.

During 2021 and 2020, no stock options were granted by the Company. During 2019, the Company granted 58.8 thousand stock options with an exercise price of $8.00 per share to the Company’s non-management directors. These stock options have a ten-year term and vest immediately. During 2019, the Company also granted 218.2 thousand stock options with an exercise price of $8.00 per share to the officers and employees of the Company and to certain employees of Teekay subsidiaries that provide services to the Company. Each stock option granted has a ten-year term and vests equally over three years from the grant date.

The weighted-average fair value of the stock options granted during 2019 was $2.79 per option, estimated on the grant date using the Black-Scholes option pricing model. The following assumptions were used in computing the fair value of the stock options granted: expected volatility of 48.7%; expected life of five years; dividend yield of 3.0%; and risk-free interest rate of 2.4%. The expected life of the stock options granted was estimated using the historical exercise behavior of employees of Teekay that receive stock options from Teekay. The expected volatility was based on historical volatility as calculated using historical data during the five years prior to the grant date.

A summary of the Company’s stock option information for the years ended December 31, 2021, 2020, and 2019 is as follows:

	December 31, 2021		December 31, 2020		December 31, 2019
	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)
Outstanding - beginning of year	579,913	14.32	605,594	14.16	359,496	18.45
Granted	—	—	—	—	277,066	8.00
Exercised	(5,080)	8.71	(25,681)	10.47	(30,968)	8.96
Forfeited / expired	(3,028)	15.73	—	—	—	—
Outstanding - end of year	571,805	14.36	579,913	14.32	605,594	14.16

Exercisable - end of year	500,073	15.27	404,716	16.92	309,609	19.12

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2021, 2020 and 2019 is as follows:

	December 31, 2021		December 31, 2020		December 31, 2019
	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)
Outstanding non-vested stock options - beginning of year	175,197	8.30	295,984	8.96	134,809	13.30
Granted	—	—	—	—	218,223	8.00
Vested	(100,437)	8.29	(120,787)	9.93	(57,048)	15.54
Forfeited / expired	(3,028)	15.73	—	—	—	—
Outstanding non-vested stock options - end of year	71,732	8.00	175,197	8.30	295,984	8.96

As of December 31, 2021, there was $38.2 thousand (December 31, 2020 - $0.3 million; December 31, 2019 - $0.5 million) of total unrecognized compensation cost related to non-vested stock options granted. During the year ended December 31, 2021, the Company recognized $0.2 million (2020 - $0.3 million; 2019 - $0.4 million) of expenses related to the stock options granted to the officers of the Company and to certain employees of Teekay subsidiaries that provide services to the Company.

As at December 31, 2021, the intrinsic value of the outstanding in-the-money stock options was $0.9 million (December 31, 2020 - $0.9 million; December 31, 2019 - $7.2 million) and the intrinsic value of the exercisable stock options was $0.6 million (December 31, 2020 - $0.4 million; December 31, 2019 - $2.3 million). As at December 31, 2021, the weighted-average remaining life of options vested and expected to vest was 5.9 years (December 31, 2020 - 7.0 years; December 31, 2019 - 8.0 years) and the weighted-average remaining life of the exercisable stock options was 5.8 years (December 31, 2020 - 6.5 years; December 31, 2019 - 7.1 years).

During 2021, the Company granted 0.1 million (2020 - 0.2 million; 2019 - 0.1 million) restricted stock units to the officers and employees of the Company and to certain employees of Teekay subsidiaries that provide services to the Company, with an aggregate fair value of $1.7 million (2020 - $3.1 million; 2019 - $0.8 million). Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement and, in that case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common shares.

For the year ended December 31, 2021, the Company recorded an expense of $1.6 million (2020 - $1.4 million; 2019 - $0.8 million) related to the restricted stock units in general and administrative expenses. During the year ended December 31, 2021, 56.0 thousand restricted stock units (2020 - 78.3 thousand; 2019 - 53.8 thousand) with a market value of $0.8 million (2020 - $1.3 million; 2019 - $0.5 million) vested and that amount, net of withholding taxes, was paid to the grantees by issuing 35.7 thousand shares (2020 - 44.8 thousand shares; 2019 - 34.1 thousand shares) of Class A common stock.
14.Related Party Transactions
a.The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay's wholly-owned subsidiary, Teekay Services Ltd. (or the Manager, previously Teekay Shipping Ltd.) and its affiliates. The Manager provides various services under a long-term management agreement (or the Management Agreement), as disclosed below. In October 2021, Teekay entered into an agreement to dispose of its general partner interest in its publicly listed subsidiary, Teekay LNG Partners L.P. (now known as Seapeak LLC) (or Seapeak), all of its common units in Seapeak, three subsidiaries which collectively contain the shore-based management operations of Seapeak, including Teekay Shipping Ltd., as well as certain of Seapeak's joint ventures. In November 2021, Teekay Services Ltd., a wholly-owned subsidiary of Teekay, assumed the role as Manager, in advance of the completion of the disposition, which closed in January 2022.
b. Amounts received and (paid) by the Company for related party transactions for the periods indicated were as follows:

	Year Ended December 31,
	2021 $	2020 $	2019 $
Vessel operating expenses - technical management fee (i)	(1,008)	(992)	(1,202)
Strategic and administrative service fees (ii)	(33,593)	(30,775)	(31,422)
Secondment fees (iii)	(303)	(402)	(185)
LNG service revenues (iv)	—	—	1,979
Technical management fee recoveries and service revenues(v)(vi)	691	699	1,085

i.The cost of ship management services provided by a third party has been presented as vessel operating expenses on the Company’s consolidated statements of (loss) income. The Company paid such third party technical management fees to the Manager in relation to certain former Tanker Investment Ltd. vessels.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

ii.The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company’s consolidated statements of (loss) income. The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in note 13) is set and paid by Teekay or such other subsidiaries. The Company compensates Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.
iii.The Company pays secondment fees for services provided by some employees of Teekay. Secondment fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company's consolidated statements of (loss) income.
iv.In November 2016, the Company's ship-to-ship transfer business signed an operational and maintenance subcontract with Teekay LNG Bahrain Operations L.L.C., an entity wholly-owned by Seapeak, for the Bahrain LNG Import Terminal. The terminal is owned by Bahrain LNG W.I.L., a joint venture for which Teekay LNG Operating L.L.C., an entity wholly-owned by Seapeak, has a 30% interest. The sub-contract was terminated in April 2019.
v.The Company receives reimbursements from Teekay, for the provision of technical management services. These reimbursements have been presented in general and administrative expenses on the Company's consolidated statements of (loss) income.
vi.The Company recorded service revenues relating to Teekay Tanker Operations Limited's (or TTOL's) administration of certain revenue sharing agreements and provision of certain commercial services to the counterparties in the agreements.

c.The Manager and other subsidiaries of Teekay collect revenues and remit payments for expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company's consolidated balance sheets in "due from affiliates" or "due to affiliates", as applicable, are without interest or stated terms of repayment. In addition, $1.9 million and $9.0 million were payable as crewing and manning costs as at December 31, 2021 and 2020, respectively, and such amounts are included in accrued liabilities on the Company's consolidated balance sheets. These crewing and manning costs will be payable as reimbursement to the Manager once they are paid by the Manager to the vessels' crew.
d.The Management Agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $25.60 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the years ended December 31, 2021, 2020 and 2019. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s Board of Directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution.
e.In October 2018, the Company established a new RSA structure under TTCL and subsequently began transitioning the Company's RSA activities from TTOL to TTCL. Pursuant to a service agreement with the Teekay Aframax RSA prior to the change in structure, from time to time, the Company hired vessels to perform full service lightering services. During 2019, the Company recognized $8.8 million related to vessels that were chartered-in from the RSA to assist with full service lightering operations. These amounts have been presented in voyage expenses on the Company's consolidated statements of (loss) income.
15.Other (Expense) Income

	Year Ended December 31,
	2021 $	2020 $	2019 $
Foreign exchange gain (loss)	302	(734)	486
Other (expense) income	(2,058)	1,207	209
Total	(1,756)	473	695

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

16.Supplemental Cash Flow Information
a.The changes in non-cash working capital items related to operating activities for the years ended December 31, 2021, 2020 and 2019 are as follows:

	Year Ended December 31,
	2021 $	2020 $	2019 $
Accounts receivable, including other current assets	(22,746)	140,290	(171,342)
Pool receivables from affiliates	—	—	56,549
Due from affiliates	1,016	(4,539)	38,966
Bunker and lube oil inventory	(17,619)	13,634	(28,628)
Prepaid expenses	(484)	532	119
Accounts payable and accrued liabilities	(13,934)	(50,040)	83,244
Due to affiliates	7,821	984	(16,431)
Deferred revenue	(3,355)	(3,277)	7,485
Other	1,316	(7,664)	(394)
Change in operating assets and liabilities	(47,985)	89,920	(30,432)

b.Cash interest paid during the years ended December 31, 2021, 2020, and 2019 totaled $34.3 million, $47.9 million, and $61.8 million, respectively.
c.The Company maintains restricted cash deposits relating to certain freight forward agreements (see note 11), for certain contracts related to the ship-to-ship transfer business and for the LNG terminal management business, prior to its sale in April 2020 (see note 19). Attached to the LNG terminal management contracts were certain performance guarantees which were required to be issued by the Company and have now been terminated. The Company also maintains restricted cash deposits as required by the Company's obligations related to finance leases (see note 10). Total cash, cash equivalents and restricted cash, including cash, cash equivalents and restricted cash held for sale are as follows:

	As at December 31, 2021	As at December 31, 2020	As at December 31, 2019	As at December 31, 2018
	$	$	$	$
Cash and cash equivalents	50,572	97,232	88,824	54,917
Restricted cash - current	2,221	2,779	3,071	2,153
Restricted cash - long-term	3,135	3,135	3,437	3,437
Cash and cash equivalents held for sale	—	—	1,121	—
Restricted cash held for sale - current	—	—	337	—
	55,928	103,146	96,790	60,507

Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	Year Ended
	December 31, 2021	December 31, 2020
	$	$
Leased assets obtained in exchange for new operating lease liabilities	16,380	835
17.Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these consolidated financial statements. Based on the Company’s liquidity as at the date these consolidated financial statements were issued, including the liquidity generated from the sale of one tanker in February 2022, the completion of the sale-leaseback of eight vessels in March 2022 and the expected sale of two tankers during the second quarter of 2022 (see note 22), as well as from the expected cash flows from the Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

requirements under its financial covenants and to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.
18.(Loss) Earnings Per Share
The net (loss) income available for common shareholders and (loss) earnings per common share are presented in the table below:

	Year Ended December 31,
	2021 $	2020 $	2019 $
Net (loss) income	(242,372)	87,317	41,362

Weighted-average number of common shares - basic (1)	33,859,306	33,718,665	33,617,635
Dilutive effect of stock-based awards	—	202,956	113,536
Weighted average number of common shares - diluted	33,859,306	33,921,621	33,731,171
(Loss) earnings per common share:
- Basic	(7.16)	2.59	1.23
- Diluted	(7.16)	2.57	1.23
(1) Includes unissued common shares related to non-forfeitable stock-based compensation.

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
19.Write-down and Loss on Sale of Assets
During the year ended December 31, 2021, the Company completed the sale of four Aframax tankers for a total price of $56.7 million. The Company's consolidated statement of loss for the year ended December 31, 2021 includes a loss of $2.1 million related to two of these vessels. The remaining two vessels were written down by $1.6 million to their agreed sales price less selling costs during the year ended December 31, 2020, and classified as held for sale on the Company's consolidated balance sheet as at December 31, 2020.

During the year ended December 31, 2021, the carrying values of three Suezmax tankers, three LR2 tankers and one Aframax tanker were written down, and during the year ended December 31, 2020, the carrying values of nine Aframax tankers were written down. The vessels were written-down to their estimated fair values, using appraised values provided by third parties. The write-downs were primarily due to a weaker near-term tanker market outlook and a reduction in charter rates as a result of the economic environment, which has been impacted by the COVID-19 global pandemic. The Company's consolidated statement of (loss) income for the year ended December 31, 2021 and December 31, 2020, includes write-downs totaling $85.0 million and $65.4 million, respectively, related to these vessels.

During the first quarter of 2022, the Company agreed to the sale of one Suezmax tanker and two Aframax tankers for a total price of $43.6 million (see note 22). The Suezmax tanker was delivered to its new owner in February 2022, and the Aframax tankers are expected to be delivered to their new owners in April 2022. The vessels, including their bunker and lube oil inventory, are classified as held for sale on the Company's consolidated balance sheet as at December 31, 2021. The Company's consolidated statement of loss for the year ended December 31, 2021 includes write-downs of $4.6 million related to two of these vessels, one of which was written down to its agreed sales price less selling costs and the other written-down to its estimated sales price less estimated selling costs.

During the year ended December 31, 2021 and December 31, 2020, the Company recorded write-downs of $0.7 million and $2.9 million on its operating lease right-of-use assets, which were written-down to their estimated fair value, based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.

During the year ended December 31, 2020, the Company completed the sale of three Suezmax tankers, with an aggregate loss on sales of $2.6 million. The Company's consolidated statement of income for the year ended December 31, 2019 includes a $3.2 million write-down related to two of these vessels.
The Company's consolidated statement of income for the year ended December 31, 2020 includes a gain of $3.1 million relating to the completion of the sale of the non-U.S. portion of its ship-to-ship support services business, as well as its LNG terminal management business for proceeds of $27.1 million, including an adjustment of $1.1 million for the final amounts of cash and other working capital present on the closing date.

The Company's consolidated statement of income for the year ended December 31, 2019 includes a loss on sale of $2.3 million relating to one Suezmax tanker.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

20.Restructuring Charges
During the year ended December 31, 2020, the Company recognized restructuring charges of $1.4 million. The restructuring charges related to estimated severance costs resulting from organizational changes partially related to the sale of the non-U.S. portion of the Company's ship-to-ship support services business in April 2020 (see note 19).
As at December 31, 2021 and December 31, 2020, restructuring liabilities of $nil and $1.0 million, respectively, were recognized in accrued liabilities on the Company's consolidated balance sheets.
21.Income Tax Recovery (Expense)
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued liabilities on the Company's consolidated balance sheets:

	Year Ended December 31,
	2021 $	2020 $	2019 $
Balance of unrecognized tax benefits as at January 1	49,124	49,579	32,059
Increases for positions related to the current year	3,749	14,264	3,385
Increases for positions related to prior years	4,766	10,748	16,410
Decreases for positions related to prior years	—	(15,164)	—
Settlements with tax authority	—	(8,556)	—
Decreases related to statute of limitations	(11,604)	(2,196)	(1,646)
Foreign exchange (gain) loss	(432)	449	(629)
Balance of unrecognized tax benefits as at December 31	45,603	49,124	49,579

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each year depending on the trading patterns of the Company's vessels.
Interest and penalties related to freight taxes during the years ended December 31, 2021, 2020 and 2019 are included in the table above, and are approximately $6.2 million, $13.3 million and $8.4 million, respectively. As at December 31, 2021, 2020 and 2019, total interest and penalties recognized were $25.9 million, $27.7 million and $23.8 million, respectively.

In 2020, the Company obtained further advice regarding freight taxes in a certain jurisdiction due to the uncertainty surrounding a tax law change and the limited transparency into the actions of the tax authority in this jurisdiction. Based on this new information and other considerations related to the application of the new tax law to past periods, the Company increased its uncertain tax liabilities for this jurisdiction for periods prior to 2020 by $7.6 million.

In addition, in 2020, the Company secured an agreement with a tax authority, which was based in part on an initiative of the tax authority in response to the COVID-19 global pandemic and included the waiver of interest and penalties on unpaid taxes. As a result, the Company reduced its freight tax liabilities for this jurisdiction by $15.2 million to $8.6 million, of which $7.7 million was paid in August 2020 and $0.9 million was paid in June 2021, with respect to open tax years up to and including 2020.

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
22.Subsequent Events
During the first quarter of 2022, the Company entered into agreements to sell one Suezmax tanker and two Aframax tankers for a total price of $43.6 million. The vessels and related bunkers and lube oil inventory were classified as held for sale on the Company's consolidated balance sheet as at December 31, 2021 (see note 19), and the Suezmax tanker was written down to its agreed sales price less selling costs, and one of the Aframax tankers was written down to its estimated sales price less estimated selling costs. The Suezmax tanker was delivered to its new owner in February 2022, and the Aframax tankers are expected to be delivered to their new owners in April 2022.
In March 2022, the Company completed a $177.3 million sale-leaseback financing transaction related to eight Suezmax tankers. Pursuant to this arrangement, the Company transferred the vessels to subsidiaries of a financial institution and leased the vessels back on bareboat charters ranging from six to nine-year terms. The Company has the option to repurchase any of the vessels, commencing at the end of the second year. These bareboat charters require that the Company maintain a minimum liquidity consistent with the Company’s other vessels financed on similar arrangements (see note 10) and, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance.