Form 20-F
period 2022-12-31
TEEKAY TANKERS LTD.
filed 2023-03-31
CIK 1419945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________________________
FORM 20-F
_________________________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
29,312,945 shares of Class A common stock, par value of $0.01 per share.
4,625,997 shares of Class B common stock, par value of $0.01 per share.
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes  ☒            No   ☐
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. Yes ☒ No  ☐
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
Yes   ☐            No  ☒

Auditor Name:    KPMG LLP    Auditor Location:    Vancouver BC, Canada    Auditor Firm ID:    85

2

TEEKAY TANKERS LTD.
INDEX TO REPORT ON FORM 20-F

PART I
This Annual Report should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report.

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

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•our future financial condition, results of operations and future revenues, expenses and capital expenditures, and our expected financial flexibility and sources of liquidity to fund capital expenditures and pursue acquisitions and other expansion opportunities;
•our dividend policy and ability to pay dividends on shares of our common stock;
•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, changes in the world tanker fleet, changes in global oil and refined products demand, the rate of global oil production (including OPEC supply measures), and changes in long-haul crude tanker movements, trading patterns, tanker fleet utilization, spot tanker rates, and the demand for lightering;
•anticipated levels of tanker newbuilding orders and deliveries;
•our compliance with, and the effect on our business and operating results of, covenants under our term loans, credit facilities and obligations related to finance leases;
•the consequences of any future epidemic or pandemic crises;
•the ability to leverage Teekay Corporation’s relationships and reputation in the shipping industry;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
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
•operating expenses, availability of crew, relationships with labor unions, number of off-hire days, dry docking requirements, internal risk management systems, insurance costs and adequacy of insurance coverage, and expectations as to cost-saving initiatives;
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
•the impact of the invasion of Ukraine by Russia on the economy, our industry and our business;
•the expected impact of the cessation of the London Inter-Bank Offered Rate (or LIBOR) or the adoption of the "Poseidon Principles" by financial institutions;
•our expectations regarding tax liabilities, including whether applicable tax authorities may agree with our tax positions;
•our expectations regarding the effect of economic substance regulations in the Marshall Islands and Bermuda and the Marshall Islands' and Bermuda’s future status under those regulations;
•our strategy regarding our ship-to-ship transfer business and the expected ongoing benefits of our ship-to-ship transfer business, including, among others, the ability of the business to provide stable cash flow to help us partially manage the cyclicality of the tanker market;
•our expectations as to the useful vessel lives and the source of capital for any fleet renewal expenditures;
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

•our ability to refinance existing debt obligations, to raise additional debt and capital to fund capital expenditures or the cost of repurchasing vessels under our finance leases, and to negotiate extensions or redeployments of existing assets, including our expectations as to the timing for a new secured revolving credit facility;
•our expectations and hedging activities relating to foreign exchange, interest rate and spot market risks;
•the ability of counterparties to our derivative and other contracts to fulfill their contractual obligations;
•the timing of the purchase and delivery of vessels and commencement or termination of charters;
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
•Public health threats, including COVID-19 or variants, could have an adverse effects on our operations and financial results.
Risks Related to Our Business
•Economic downturns, including disruptions in the global credit markets, could adversely affect our ability to grow.
•Economic downturns may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.

•We may not be able to grow or to manage our growth effectively.
•An increase in operating costs could adversely affect our cash flows and financial condition.
•The timing of dry dockings of our vessels during peak market conditions could adversely affect our profitability.
•Delays in the delivery of and installation of new vessel equipment could result in significant vessel off hire and have adverse impacts on our results of operations.
•Technological innovation could reduce our charter hire income and the value and operational lives of our vessels.
•Over time, the value of our vessels may decline, which could adversely affect our existing loans and finance leases, our ability to obtain new financing or our operating results.
•We depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments.
•Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
•We may be required to make substantial capital expenditures should we decide to expand the size of our fleet, involving significant installment payments. Our financial leverage could increase or our shareholders’ ownership interest in us could be diluted.
•Our substantial obligations related to finance leases may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends.
•Our ability to repay or refinance debt and lease obligations and to fund our capital expenditures will depend on certain financial, business and other factors. To the extent we are able to finance these obligations and expenditures, our ability to pay cash dividends may be diminished or our financial leverage may increase, or our shareholders may be diluted.
•Many seafaring employees are covered by collective bargaining agreements, and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.
•We or Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, and the cost of attracting and retaining such personnel may increase.
•We anticipate we may need to accelerate our fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which we anticipate will require significant expenditures.
•A number of third-party vessel owners have installed exhaust gas scrubbers for their vessels to comply with IMO 2020 requirements to reduce the amount of sulfur in fuel globally. Increased demand for and supply of vessels fitted with scrubbers could reduce demand for our existing vessels and impair our ability to time charter-out our vessels at competitive rates.
•Our insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.
•Maritime claimants could arrest, or port authorities could detain, our vessels, which could interrupt our cash flow from these vessels.
•We depend significantly on Teekay Corporation to assist us in operating our business and competing in our markets, and our business will be harmed if Teekay Corporation fails to assist us.
•Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.
•Use of LIBOR is scheduled to cease, and interest rates on our LIBOR-based obligations may increase in the future.
•Our cash and cash equivalents are exposed to credit risk, which may be adversely affected by market conditions, interest rates and failures of financial institutions.
•We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term time charters.
•Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit our earnings in this market.
•Our full service lightering operations are subject to specific risks that could lead to accidents, oil spills or property damage.
•Our and many of our customers' substantial operations outside the United States (or U.S.) expose us and them to political, governmental, and economic instability, which could harm our operations.
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

•Our Manager (Teekay Services Limited) has rights to terminate our management agreement and, under certain circumstances, could receive substantial sums in connection with such termination; however, even if our Board of Directors or our shareholders are dissatisfied with our Manager, there are limited circumstances under which we can terminate our management agreement.
•Our Manager could receive a performance fee which is contingent on our results of operations and financial condition.
Legal and Regulatory Risks
•We are bound to adhere to sanctions from many jurisdictions, including the U.S., United Kingdom, European Union and Canada, due to our domicile and location of offices.
•Past port calls by our vessels or third-party vessels participating in Revenue Sharing Agreements (or RSAs) to countries that are subject to sanctions imposed by the U.S., European Union and the United Kingdom could harm our business.
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
•The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.
Information and Technology Risks
•A cyber-attack could materially disrupt our business.
•We rely on our information systems to conduct our business, and failure to protect these systems against viruses and security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.
•Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks and potential fines.
Risks Related to an Investment in Our Securities
•The superior voting rights of our Class B common stock held by Teekay Corporation limit our Class A common shareholders’ ability to control or influence corporate matters.
•Because we are incorporated in the Marshall Islands, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the U.S.
•Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.
Tax Risks
•U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to our U.S. shareholders and other adverse consequences to us and all of our shareholders.
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

The conflict in Ukraine and the consequent sanctions imposed on Russia have significantly increased tanker demand and rates by reshaping global oil trading patterns, including the rerouting of Russian oil exports away from Europe and the subsequent backfilling of imports into Europe from other more distant sources. Changes in or resolution of the conflict in Ukraine and the lifting of those sanctions may lead to a reversal of these trading patterns or other effects that could significantly decrease tanker demand and rates.
Changes in the spot tanker market may result in significant fluctuations in the utilization of our vessels and our profitability.

During 2022 and 2021, we derived approximately 93.7% and 72.0%, respectively, of our net revenues from vessels operating in the spot tanker market, either directly or by means of participation in RSAs (which includes vessels operating under full service lightering (or FSL) contracts and charters with an initial term of less than one year). Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

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

In addition, the impact of changes in the spot tanker market may be further impacted by our tankers participating in RSAs as an RSA may include vessels of third-party owners that do not perform as well as our vessels. As a result, we may earn less net revenue than we could by operating our vessels independently. For further information about the RSAs, please read "Item 4 – Information on the Company: B. Business Overview – Revenue Sharing Agreements".
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

Global crude oil prices increased through the course of 2021 and reached more than a ten-year high in June 2022. High oil prices could negatively impact tanker freight rates due to reduced oil demand, higher operating costs as a result of increased bunker prices, and weaker refining margins.
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
•piracy (hijackings and kidnappings);
•cyber-attacks;
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
•delays in the delivery of cargo;
•liabilities or costs to recover any spilled oil or other petroleum products and to restore the environment affected by the spill;
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

Terrorist attacks, and current or future conflicts in Ukraine, the Middle East, Libya, East Asia, South East Asia, West Africa and elsewhere, and political change, may adversely affect our business, operating results, financial condition, and ability to raise capital and fund future growth. Recent hostilities in Ukraine, the Middle East - especially among Qatar, Saudi Arabia, the United Arab Emirates, Yemen (Red Sea and Gulf of Aden Area), or Iran - and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the U.S. or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.

Furthermore, Russia’s invasion of Ukraine, in addition to sanctions announced by several world leaders and nations against Russia and any further sanctions, may also adversely impact our business given Russia’s role as a major global exporter of crude oil. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the U.S., the European Union or other countries against Russia, companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response. While much uncertainty remains regarding the global impact of Russia’s invasion of Ukraine, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In addition, it is possible that third parties with which we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.

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
Public health threats, including COVID-19 or variants, could have an adverse effect on our operations and financial results.

Public health threats and highly communicable diseases, such as COVID-19, outbreaks of which have already occurred in various parts of the world near where we operate, could adversely affect our operations, the operations of our customers or suppliers and the global economy. In response to the COVID-19 pandemic, many countries, ports and organizations, including those where we conduct a large part of our operations, implemented measures to combat the outbreak, such as quarantines and travel restrictions. Such measures caused severe trade disruptions. In addition, the pandemic initially resulted, and the pandemic or other future public health threats may again result in, a significant decline in global demand for crude oil and refined petroleum products. As our business is the transportation of crude oil and refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. The extent to which the COVID-19 pandemic or any other public health threat may impact our business, results of operations and financial condition, including possible impairments, will depend on future developments, which are uncertain and cannot be predicted, including, among others, the impact of the end of China’s zero-COVID policy and of the development of variants of the COVID-19 virus, and the level of the effectiveness and administration of vaccines and other actions to contain or treat its impact.
Risks Related to Our Business
Economic downturns, including disruptions in the global credit markets, could adversely affect our ability to grow.

Economic downturns, bank failures and financial crises in the global markets could produce illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks, and reduced access to capital markets. If global financial markets and economic conditions significantly deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations. Global financial markets and economic conditions have been, and continue to be, volatile. Several economists anticipate a potential slowing of the global economy due in part to inflationary pressures and higher interest rates, and with many nations, including the U.S., facing a potential economic recession during 2023.
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
An increase in operating costs, due to increased inflation or otherwise, could adversely affect our cash flows and financial condition.

Our levels of vessel operating expenses depend upon a variety of factors, many of which are beyond our control, such as competition for crew and inflation. Inflation has increased significantly on a worldwide basis since mid-2021, with many countries facing their highest inflation rates in decades. Inflation has increased our vessel operating expenses, voyage expenses and certain other expenses. To the extent our charter rates do not cover increased vessel operating expenses or voyage expenses for which we are responsible, or if other costs and expenses increase, our earnings would decrease and our cash flows and financial condition would be adversely affected.

The timing of dry dockings of our vessels during peak market conditions could adversely affect our profitability.

We periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is dry docked every two and a half years to five years depending on the age of the vessel. Depending on the type of dry docking required, a vessel will incur a number of off-hire days where it will not be in service. During times of favorable market conditions, any increase in the number of required dry dockings in a given timeframe and the lost revenue days arising from this off hire could result in a material loss of earnings.

Delays in the delivery of and installation of new vessel equipment could result in significant vessel off hire and have adverse impacts on our results of operations.

In order to maximize fleet performance and efficiency, we plan to invest from time to time in new technologies to be installed on our fleet. However, the delivery and installation of any new equipment depends on a number of factors, some of which are within our control, such as the location of the vessels on a given date, and other factors which are outside of our control, such as the delivery due date, the availability of qualified personnel to install new equipment and potential bottlenecks in the supply chain. Depending on the type of new equipment to be installed, we may need to co-ordinate delivery and installation in line with vessel dry dockings. Any delays in the delivery or installation of new equipment could result in an increase in the number of dry docking days and adversely impact our results of operation.
Technological innovation could reduce our charter hire income and the value and operational lives of our vessels.

The charter hire rates and the value and operational life of a vessel are determined by a number of factors, including the vessel’s efficiency, operational flexibility and physical life. Efficiency includes speed, fuel economy and the ability to load and discharge cargo quickly. Flexibility includes the ability to enter various harbors and ports, utilize related docking facilities and pass through canals and straits. The length of a vessel’s physical life is related to its original design and construction, its maintenance and the impact of the stress of operations. If new tankers are built that are more efficient or more flexible or have longer physical lives than our vessels, competition from these more technologically-advanced vessels could adversely affect the amount of charter hire payments, if any, we receive for our vessels and the resale value of our vessels could significantly decrease. As a result, our business, financial condition and results of operations could be adversely affected.
Over time, the value of our vessels may decline, which could adversely affect our existing loans and finance leases, our ability to obtain new financing or our operating results.

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If the operation of a tanker is not profitable, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. In addition, vessel value declines may result in impairment charges against our earnings. As of December 31, 2022, our revolving credit facility and our 27 obligations related to finance leases contain loan-to-value financial covenants tied to the value of the vessels that collateralize the credit facility and finance leases. We are required to maintain vessel value to outstanding loan and lease principal balance ratios ranging from 100%-125%. As at December 31, 2022, we were in compliance with these requirements. A decline in the market value of these tankers may result in a default of the applicable financing arrangement or may require us to prepay portions of the outstanding principal or pledge additional collateral to avoid a default. If we are unable to cure any such breach within the prescribed cure period in a particular financing facility, the relevant financiers could accelerate our debt or obligations under finance lease and foreclose on our vessels and other assets pledged as collateral or require an early termination of the credit facility or finance lease. In certain circumstances, such a breach could result in cross-defaults under our other financing agreements. In addition, a significant decline in the market value of our tankers may prevent us from refinancing tankers with a similar amount of debt thereby requiring us to either reduce debt levels in facilities collateralized by the tankers or seek alternative financing structures.

In addition, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our consolidated financial statements, we may need to recognize a significant charge against our earnings.

We depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments.

Our subsidiaries, which are all directly and indirectly wholly-owned by us, own all of our substantive operating assets. As a result, our ability to satisfy our financial obligations and to pay any dividends to our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and our subsidiaries being permitted by law and contract to make such distributions to us; to the extent that they are unable to generate or distribute profits to us, we may be unable to pay our creditors or any dividends to our shareholders.
Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our revolving credit facility, working capital loan facility, lease obligations and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:

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
We may be required to make substantial capital expenditures should we decide to expand the size of our fleet. We generally will be required to make significant installment payments for any acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our financial leverage could increase or our shareholders’ ownership interests in us could be diluted.

We will be required to make substantial capital expenditures should we decide to increase the size of our fleet, including acquiring tankers from third parties. Our acquisitions may also include newbuildings. We generally will be required to make installment payments on any newbuildings prior to their delivery. We typically pay 10% to 20% of the purchase price of a newbuilding tanker upon signing the purchase contract, even though delivery of the completed vessel does not occur until much later (approximately two to three years from the order). To fund expansion capital expenditures, we may be required to use cash balances or cash from operations, incur borrowings or raise capital through the incurrence of debt or issuance of additional equity securities. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering, as well as by adverse market conditions resulting from, among other things, general economic conditions and contingencies and uncertainties that are beyond our control. Our failure to obtain funds for capital expenditures could have a material adverse effect on our business, results of operations and financial condition. Even if we are successful in obtaining the necessary funds, incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. In addition, issuing additional equity securities may result in significant shareholder ownership dilution.
Substantial obligations related to finance leases may limit our flexibility in obtaining additional financing, pursuing other business opportunities and paying dividends.

As of December 31, 2022, our long-term debt was $nil and an additional $82.5 million was available to us under our revolving credit facility, and our obligations related to finance leases were approximately $536.5 million. In addition, we have a working capital loan facility, which provides borrowings of up to a maximum of $80.0 million, the drawdown amount is limited to a percentage of certain receivables and accrued revenue, which is assessed weekly. As of December 31, 2022, the aggregate available borrowings were $80.0 million, of which $nil was drawn. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facility and working capital loan facility. Our level of debt could have important consequences to us, including the following:

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
Our ability to repay or refinance debt and lease obligations and to fund our capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are able to finance these obligations and expenditures with cash from operations or by issuing debt or common shares, our ability to pay cash dividends may be diminished or our financial leverage may increase, or our shareholders may be diluted.

To fund our existing and future debt and lease obligations and capital expenditures, we may be required to use our existing liquidity or cash from operations, incur borrowings, raise capital through the sale of assets or ownership interests in certain assets or our joint venture entity, issue debt or additional equity securities and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.

If we are unable to access additional financing and generate sufficient cash flow to meet our debt, lease, capital expenditure and other business requirements, we may be forced to take actions such as:

•restructuring our debt;
•selling additional assets or equity interests in certain assets or our joint venture;
•not paying dividends;
•reducing, delaying or canceling business activities, acquisitions, investments or capital expenditures; or
•seeking bankruptcy protection.
Such measures might not be successful, and additional debt or equity capital may not be available on acceptable terms or enable us to meet our debt, lease, capital expenditure and other obligations. Some of such measures may adversely affect our business and reputation. In addition, financing agreements may restrict our ability to implement some of these measures.
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

Our primary liquidity needs in the next few years are to make scheduled repayments of debt, in addition to paying debt servicing costs, scheduled repayments of obligations related to our finance leases, operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, funding our other working capital requirements, providing funding to our equity-accounted joint venture from time to time and dividends on equity as and if determined by our Board of Directors. We anticipate that our primary sources of funds in the next few years will be existing liquidity, cash flows from operations, long-term debt, finance leases and equity issuances or other sources of financing.
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
We or Teekay Corporation may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, and the cost of attracting and retaining such personnel may increase.

Our success depends on our and Teekay Corporation’s ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. The shipping industry continues to forecast a shortfall in qualified personnel, and crew and other compensation has increased recently and may continue to increase in the future. If crew costs increase and we are not able to increase our rates to compensate for any such increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees or crew could impair our ability to manage, maintain and grow our business.
We anticipate we may need to accelerate our fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which we anticipate will require significant expenditures.

As approximately 30% of our fleet is currently aged 15 years and older, we anticipate we may need to accelerate our fleet renewal in coming years. Our ability to successfully execute a renewal program will depend on the availability and prices of newbuilding and second-hand vessels, market conditions and charter rates (primarily spot tanker rates), and access to sufficient financing at acceptable rates. The cost of newbuilding or second-hand vessels will be significant, which could affect our financial condition, cash flows and results of operations.

A number of third-party vessel owners have installed exhaust gas scrubbers for their vessels to comply with IMO 2020 requirements to reduce the amount of sulfur in fuel globally. Increased demand for and supply of vessels fitted with scrubbers could reduce demand for our existing vessels and impair our ability to time charter-out our vessels at competitive rates.

As of December 31, 2022, owners of approximately 33% of the worldwide fleet of tankers with capacity over 10,000 dead-weight tonnes had fitted or planned to fit scrubbers on their vessels. Fitting scrubbers allows a ship to consume high sulfur fuel oil, which is less expensive than the low sulfur fuel oil that ships without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Generally, owners of vessels with higher operating fuel requirements (generally larger ships) are more inclined to install scrubbers to comply with IMO 2020. Fuel expense reductions from operating scrubber-fitted ships could result in a substantial reduction of bunker cost for charterers compared to the vessels in our fleet, which do not have scrubbers. If (a) the supply of scrubber-fitted vessels increases, (b) the differential between the cost of high sulfur fuel oil and low sulfur fuel oil is high and (c) charterers prefer such vessels over our vessels to the extent they do not have scrubbers, demand for our vessels may be reduced and our ability to time charter-out our vessels at competitive rates may be impaired, which may have a material adverse effect on our business, financial condition and results of operations.
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

Changes in the insurance markets attributable to structural changes in insurance and reinsurance markets and risk appetite, economic factors, the impact of the COVID-19 pandemic, outbreaks of other communicable diseases, war, terrorist attacks, environmental catastrophes or political changes may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage or be available only with restrictive terms.
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
We depend significantly on Teekay Corporation to assist us in operating our business and competing in our markets, and our business will be harmed if Teekay Corporation fails to assist us.

Pursuant to the terms of the long-term management agreement (or Management Agreement), Teekay Services Limited (or the Manager), a subsidiary of Teekay Corporation, provides various services to us, including administrative (primarily accounting, legal and financial) and strategic (primarily advising on acquisitions, strategic planning and general management of the business), as well as certain commercial management and technical services for some of our fleet. Our success depends significantly upon the satisfactory performance of these services by our Manager. Our business may be harmed if our Manager fails to perform these services satisfactorily, if it stops providing these services to us or if it terminates the Management Agreement, as it is entitled to do under certain circumstances. The circumstances under which we are able to terminate the Management Agreement are limited and do not include mere dissatisfaction with our Manager’s performance. If Teekay Corporation suffers material damage to its reputation or relationships, it may harm our ability to:

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

Please read "Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions – Management Agreement" for additional information about the Management Agreement.
Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.

As of December 31, 2022, we had $390.0 million in aggregate principal amount of outstanding indebtedness and finance lease obligations that bear interest based on variable, floating rates. We anticipate that we will enter into additional variable-rate financing obligations in the future. We are exposed to the impact of interest rate changes primarily through our borrowings and finance lease obligations that require us to make interest payments based on LIBOR or SOFR. Significant increases in interest rates could adversely affect our profit margins, results of operations and our ability to service our debt. Interest rates have increased substantially since early 2021, with central banks implementing several rate increases during 2022 and contemplating further increases in 2023. In accordance with our risk management policy, we may use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. However, any hedging activities entered into by us may not be effective in fully mitigating our interest rate risk from our variable rate indebtedness.

In addition, we are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements and the financial institutions where our cash and cash equivalents are held. For further information about our financial instruments at December 31, 2022 that are sensitive to changes in interest rates, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

Use of LIBOR is currently scheduled to cease, and interest rates on our LIBOR-based obligations may increase in the future.

LIBOR is no longer published on a representative basis, with the exception of the most commonly used tenors of U.S. dollar LIBOR, which will no longer be published on a representative basis after June 30, 2023. The U.S. Federal Reserve has selected as an alternative the Secured Overnight Finance Rate, a new index calculated by short-term repurchase agreements, backed by Treasury securities (or SOFR). SOFR is observed and backward-looking, which stands in contrast with LIBOR under the current methodology, which is an estimated forward-looking rate and relies, to some degree, on the expert judgment of submitting panel members. The ongoing transition from LIBOR to SOFR or any other alternative to LIBOR may not produce the economic equivalent of LIBOR.

As of December 31, 2022, our secured revolving credit facility agreement dated January 28, 2020 and 21 obligations related to finance leases each provide for an alternate method of calculating interest rates in the event that a LIBOR rate is unavailable. Transitions to the alternative methods may adversely affect the costs of these debt and finance lease obligations.

In January 2022, we amended our working capital loan facility to daily SOFR. We anticipate that our existing facilities and interest rate swap will likely be amended to SOFR or an alternative reference rate prior to LIBOR ceasing on June 30, 2023.

In addition, we may need to renegotiate certain LIBOR-based credit facilities or interest rate derivatives agreements, which could adversely impact our cost of debt. There can be no assurance that we will be able to modify existing documentation or renegotiate existing transactions before the discontinuation of LIBOR.

Our cash and cash equivalents are exposed to credit risk, which may be adversely affected by market conditions, interest rates and failures of financial institutions.

As of December 31, 2022, we had a total of $180.5 million of cash and cash equivalents. We manage our available cash through various financial institutions and primarily invest our cash reserves in bank deposits. A collapse or bankruptcy of any of the financial institutions in which or through which we hold or invest our cash reserves--or rumors or the appearance of any such potential collapse or bankruptcy--might prevent us from accessing all or a portion of our cash and cash equivalents for an uncertain period of time, if at all. As demonstrated recently by Silicon Valley Bank and other banks, the collapse of a financial institution may occur very rapidly. Any material limitation on our ability to access our cash and cash equivalents could adversely affect our liquidity, results of operations and ability to meet our obligations.

We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term time charters.

As of the date of this Annual Report, two of our time chartered-in vessels currently operate under fixed-rate time-charter contracts. To the extent we enter into medium or long-term time charters in the future, the vessels committed to such time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.
Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit our earnings in this market.

Our U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port and exports to offshore for consolidation onto larger vessels, including the Louisiana Offshore Oil Platform and deep water terminals in Corpus Christi and Houston, Texas which can partially load Very Large Crude Carriers (or VLCCs). While we believe that lightering offers advantages over alternative methods of delivering crude oil to or from U.S. Gulf ports, our lightering revenues may be limited due to the availability of alternative methods.

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
Our and many of our customers' substantial operations outside the U.S. expose us and them to political, governmental, and economic instability, which could harm our operations.

Because our operations and the operations of our customers are primarily conducted outside of the U.S., they may be affected by economic, political and governmental conditions in the countries where we or our customers engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development, and production activities in these areas or restricting the pool of customers. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to pay dividends.

In addition, tariffs, trade embargoes and other economic sanctions by the U.S. or other countries against countries in which we operate, to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may limit trading activities with those countries or with customers, which could also harm our business and ability to pay dividends. For example, the U.S., the European Union, the United Kingdom and numerous other nations imposed substantial additional sanctions on Russia for its invasion of Ukraine. In addition, in 2018 and 2019, general trade tensions between the U.S. and China escalated and led to each nation imposing tariffs on certain products of the other nation, with the U.S. and China subsequently negotiating an agreement to reduce trade tensions which became effective in February 2020. Our business could be harmed by increasing trade protectionism or trade tensions between the U.S. and China, or trade embargoes or other economic sanctions by the U.S. or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries.

In addition, a government could requisition one or more of our vessels, which is most likely during war or national emergency. Any such requisition would cause a loss of the vessel and could harm our cash flows and financial results.
Exposure to currency exchange fluctuations could result in fluctuations in our operating results.

Our primary economic environment is the international shipping market, which utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our expenses are in U.S. Dollars. However, we incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Singapore Dollar, Euro, Canadian Dollar, British Pound and Japanese Yen. This partial mismatch in revenues and expenses could lead to fluctuations in our net income due to changes in the value of the U.S. Dollar relative to other currencies.
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

Our general vessel employment strategy includes using a mix of spot and fixed-rate time charters, and we expect to enter into fixed-rate time charters in the future. As of the date of this Annual Report, two of our time chartered-in vessels currently operate under fixed-rate time-charter contracts, which are scheduled to expire in 2024. If upon their scheduled expiration or any early termination we are unable to renew or replace the fixed-rate charters on favorable terms, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.
The fiduciary duties of certain of our officers and directors may conflict with their duties as officers or directors of Teekay Corporation and its affiliates.

Our officers and directors have fiduciary duties to manage our business in a manner beneficial to us and our shareholders. However, our Chief Executive Officer and three of our directors also serve as officers, directors or members of the senior leadership team of Teekay Corporation, and our Chief Financial Officer is employed by a subsidiary of Teekay Corporation. As a result, they have fiduciary duties to manage the business of Teekay Corporation and its affiliates in a manner beneficial to such entities and their shareholders or partners, as the case may be. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation or its affiliates, on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders.

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

Conflicts of interest may arise between Teekay Corporation and its other affiliates, on the one hand, and us and our shareholders, on the other hand. As a result of these conflicts, Teekay Corporation may favor its own interests and the interests of its other affiliates over our interests and those of our shareholders. These conflicts include, among others, the following situations:

•our Chief Executive Officer and three of our directors also serve as officers, directors or members of the senior leadership team of Teekay Corporation, and our Chief Financial Officer is employed by a subsidiary of Teekay Corporation. We have limited their fiduciary duties regarding corporate opportunities that may be attractive to both Teekay Corporation and us;
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

The current term of our Management Agreement expires on December 31, 2027 and will automatically renew for subsequent five-year terms provided that certain conditions are met. Our Manager has the right to terminate the Management Agreement with 12 months’ notice. Our Manager also has the right to terminate the Management Agreement after a dispute resolution process if we have materially breached the Management Agreement. The Management Agreement will terminate upon the sale of all or substantially all of our assets to a third party, our liquidation or after any change of control of our company occurs. If the Management Agreement is terminated as a result of an asset sale, our liquidation or change of control, then our Manager may be paid a termination fee. Any such payment could be substantial.

In addition, our rights to terminate the Management Agreement are limited. Even if we are not satisfied with the Manager’s efforts in managing our business, unless our Manager materially breaches the agreement or experiences certain bankruptcy or change of control events, we have only a limited right to terminate the agreement and may not be able to terminate the agreement until closer to the end of the current renewal period, which ends on December 31, 2027. If we elect to terminate the Management Agreement at the end of any renewal term, our Manager will receive a termination fee, which may be substantial.
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
Legal and Regulatory Risks
We are bound to adhere to sanctions from many jurisdictions including the U.S., United Kingdom, European Union and Canada due to our domicile and location of offices.

The U.S. has imposed sanctions on several countries or regions such as Cuba, North Korea, Syria, Iran and the Ukraine regions Crimea, Luhansk and Donetsk. The U.S. also has imposed substantial restrictions on trade with Russia, Yemen and Venezuela.

Since February 2022, the U.S. and numerous other nations, notably including the European Union and United Kingdom, have imposed substantial sanctions on Russia regarding its invasion of Ukraine. During 2022, Australia, the United Kingdom, the U.S. and the European Union prohibited the import of Russian oil into their territories. In December 2022, the U.S., European Union and United Kingdom in particular have also prohibited the provision of financial, legal, brokering, shipping and insurance services to any person of any nationality carrying Russian origin oil unless it is at or below a stated cap (currently USD $60 per barrel). These Russian sanctions together with the global reaction to the Russian invasion of Ukraine may reduce our revenues.
Past port calls by our vessels or third-party vessels participating in RSAs to countries that are subject to sanctions imposed by the U.S., European Union and the United Kingdom could harm our business.

Several years ago, oil tankers owned or chartered-in by us, or third-party vessels participating in RSAs from which we derived revenue, made port calls in certain countries that are currently subject to sanctions imposed by the U.S., European Union and United Kingdom, for the loading and discharging of oil products. Those port calls did not violate U.S., European Union or United Kingdom sanctions, and we intend to maintain our compliance with all U.S., European Union and United Kingdom sanctions.

These historical port calls have not adversely affected our business, which we believed is due to such port calls being legal at the time and that we are able to demonstrate our compliance. However, some charterers may choose not to utilize a vessel that had previously called at a port in a now sanctioned country. Some investors might decide not to invest in us simply because we previously called on, or through our participation in RSAs previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.
Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK Criminal Finances Act and similar laws in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the U.S. Foreign Corrupt Practices Act of 1977 (the FCPA), the Bribery Act 2010 of the United Kingdom (or the UK Bribery Act) and the Criminal Finances Act 2017 of the United Kingdom (the CFA). We are subject, however, to the risk that we, our affiliated entities, or their respective officers, directors, employees and agents may take actions determined to be in violation of applicable anti-corruption and anti-money laundering laws, including the FCPA, the UK Bribery Act and the CFA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions which are in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling have been or may be adopted. The International Maritime Organization (or the IMO), the United Nations agency for maritime safety and the prevention of pollution by vessels, has also established progressive standards limiting emissions from ships starting from 2023 towards 2030 and 2050 goals. These and other laws or regulations may require significant additional capital expenditures or operating expenses in order for us to comply with the laws and regulations and maintain our vessels in compliance with international and national regulations.

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

An increasing concern for and focus on climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas emissions (including from various jurisdictions and the IMO). These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, increased efficiency standards and incentives or mandates for renewable energy. Compliance with these or other regulations and our efforts to participate in reducing greenhouse gas emissions are expected to increase our compliance costs and require additional capital expenditures to reduce vessel emissions and may require changes to our business.

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

Finance ministers of the European Union rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. As of December 31, 2022, Bermuda and the Marshall Islands remained "white-listed" by the European Union. However, on February 14, 2023 the European Union moved the Marshall Islands back to the "blacklist". Although we understand that the Marshall Islands is committed to full cooperation with the European Union and expects to be moved back to the "white list" in October 2023, subject to review by the European Union Council, there is no assurance that such a reclassification will occur. If the Marshall Islands is not removed from the blacklist and sanctions or other financial, tax or regulatory measures were applied by European Union member states to countries on the list or further economic substance requirements were imposed by the Marshall Islands, our business could be harmed.

European Union member states have agreed upon a set of measures, which they can choose to apply against blacklisted countries, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. European Union legislation prohibits European Union funds from being channeled or transited through entities in countries on the blacklist. Other jurisdictions in which we operate could be put on the blacklist in the future.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention renewal survey, existing vessels are required to comply with updated applicable standards before September 8, 2024. Compliance with the applicable standard involves installing on-board systems to treat ballast water and eliminate unwanted organisms. We are currently implementing ballast water management system upgrades on our vessels in accordance with the required timelines imposed by the IMO and also in line with our asset management requirements. The cost of compliance with these regulations, primarily from installing such systems, may be substantial and may adversely affect our results of operation and financial condition. As of the date of this Annual Report, we have completed these upgrades on 33 of our vessels for an average cost of approximately $1.3 million per vessel. We expect to complete similar upgrades to the remainder of our fleet prior to July 2024.
In addition to the requirements under the IMO, the United States Coast Guard (or the USCG) has imposed mandatory ballast water management practices for all vessels equipped with ballast water tanks and entering U.S. waters. These USCG regulations may have the effect of restricting our vessels from entering U.S. waters, unless we equip our vessels with pre-approved BWTS management systems or receive authorization by a duly-issued permit or exemption.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Our vessels call on certain ports where there is a higher risk that smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have a material adverse effect on our business, financial condition and results of operations.
Information and Technology Risks
A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage or disrupt our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to the unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology systems could have a material adverse effect on our business and results of operations. Russia’s invasion of Ukraine has been accompanied by cyber-attacks against the Ukrainian government and other countries in the region. It is possible that these attacks could have collateral effects on additional critical infrastructure and financial institutions globally or may be initiated against the U.S. or European Union or other countries, which could adversely affect our operations. It is difficult to assess the likelihood of such a threat and any potential impact at this time.

We rely on our information systems to conduct our business, and failure to protect these systems against viruses and security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

Our business is international in scope, and the efficient operation of our business, including processing, transmitting and storing electronic and financial information, is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches and other attacks by computer hackers and cyber terrorists. We rely on industry-accepted security measures and technology to securely maintain confidential and proprietary information maintained on our information systems. However, these measures and technology may not adequately prevent security breaches.

We may be required to spend significant capital and other resources to further protect us and our information systems against threats of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. Security breaches and viruses could also expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) could also cause existing customers to lose confidence in our information systems and could adversely affect our reputation, cause losses to us or our customers, damage our brand, and increase our costs.

In addition, the unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, financial condition and results of operations.
Our failure to comply with data privacy laws could damage our customer relationships and expose us to litigation risks and potential fines.

Data privacy is subject to frequently changing rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict, including with respect to evolving technologies such as cloud computing. For example, the European Union’s General Data Privacy Regulation (or GDPR), a comprehensive legal framework to govern data collection, processing, use, transfer and sharing and related consumer privacy rights took effect in May 2018 and the People’s Republic of China adopted the Personal Information Protection Law, containing similar provisions, which took effect in November 2021. These and other data privacy laws include significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.
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

We are incorporated in the Republic of the Marshall Islands, which does not have a well-developed body of corporate case law or bankruptcy law and, as a result, shareholders may have fewer rights and protections under Marshall Islands law than under a typical jurisdiction in the U.S.

Our corporate affairs are governed by our articles of incorporation and bylaws and by the Marshall Islands Business Corporations Act (or the BCA). Many of the provisions of the BCA resemble provisions of the corporation laws of a number of states in the U.S. However, there have been few judicial cases in the Republic of the Marshall Islands interpreting the BCA. The rights and fiduciary responsibilities of directors and officers under the laws of the Republic of the Marshall Islands are not as clearly established as the rights and fiduciary responsibilities of directors and officers under statutes or judicial precedent in existence in certain U.S. jurisdictions.

Shareholder rights may differ as well. While the BCA incorporates the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or any controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, the Republic of the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of a bankruptcy involving us, there may be a delay of bankruptcy proceedings and the ability of securityholders and creditors to receive recovery after a bankruptcy proceeding, and any such recovery may be less predictable.
Because we are organized under the laws of the Marshall Islands, it may be difficult to serve us with legal process or enforce judgments against us, our directors or our management.

We are organized under the laws of the Marshall Islands, and all of our assets are located outside of the U.S. In addition, a majority of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible to bring an action against us or against these individuals in the U.S. Even if successful in bringing an action of this kind, the laws of the Marshall Islands and of other jurisdictions may prevent or restrict the enforcement of a judgment against us or our assets or our directors and officers.

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
U.S. tax authorities could treat us as a “passive foreign investment company” (or PFIC), which could have adverse U.S. federal income tax consequences to our U.S. shareholders and other adverse consequences to us and all of our shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC for such purposes in any tax year in which, after taking into account the income and assets of the corporation and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either (i) at least 75% of its gross income consists of “passive income,” (or the PFIC income test) or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

With respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for the 2023 tax year or any future tax year if there were to be changes in our and our look-through subsidiaries’ assets, income or operations.

If we or the IRS were to determine that we are or have been a PFIC for any tax year during which a U.S. Holder (as defined below under “Item 10 – Additional Information – Material United States Federal Income Tax Considerations”) held our stock, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 - Additional Information - Material United States Federal Income Tax Considerations - United States Federal Income Taxation of U.S. Holders - Consequences of Possible PFIC Classification."
We are subject to taxes, which reduces our cash available for distribution to shareholders.

We, our joint venture or our subsidiaries are subject to tax in certain jurisdictions in which we, our joint venture or our subsidiaries are organized own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us, our joint venture or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. Additionally, tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, various governments and organizations such as the European Union and Organization for Economic Co-operation and Development (or the OECD) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. In January 2019, the OECD announced further work in continuation of its Base Erosion and Profit Shifting project, focusing on two “pillars.” Pillar One provides a framework for the reallocation of certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. In October 2021, more than 130 countries tentatively signed on to a framework that imposes a minimum tax rate of 15%, among other provisions. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. Qualifying international shipping income is exempt from many aspects of this framework if the exemption requirements are met. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules, which are generally consistent with agreement reached by the framework in October 2021. On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on large multinational enterprises with revenues of at least €750 million, which generally would go into effect in 2024. These changes, when and if enacted and implemented by various countries in which we do business, could result in additional tax imposed on us or our subsidiaries, further reducing the cash available for distribution.

In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our stock may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the U.S., the amount of which is not within our complete control. In addition, we may rely on an exemption to be deemed non-resident in Canada for Canadian tax purposes under subsection 250(6) of the Canada Income Tax Act for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that are holding companies that have over half of the cost base of their investments in eligible international shipping subsidiaries and receive substantially all of their revenue as dividends from those eligible international shipping subsidiaries are exempt under subsection 250(6). If we were to cease to qualify for the subsection 250(6) exemption, we could be subject to Canadian income tax and also Canadian withholding tax on outbound distributions, which could have an adverse effect on our operating results. In addition, to the extent Teekay Tankers Ltd. was to distribute dividends as a corporation determined to be resident in Canada, stockholders who are not resident in Canada for purposes of the Canada Income Tax Act would generally be subject to Canadian withholding tax in respect of such dividends paid by Teekay Tankers Ltd.

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

Our tanker fleet size has increased from nine owned Aframax tankers in 2007 to 44 owned and leased tankers, five in-chartered tankers and one jointly-owned Very Large Crude Carrier (or VLCC) tanker as of December 31, 2022. The capacity of our tanker fleet has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 6,327,900 dwt as of December 31, 2022.

In July 2015, we acquired our ship-to-ship (or STS) transfer business from a company jointly-owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE. In addition to full service lightering and lightering support, this business also provided consultancy and LNG terminal management services. In April 2020, we sold the non-U.S. portion of our STS business, as well as our LNG terminal management business. Please read "Item 18 – Financial Statements: Note 19 - Gain (Loss) on Sale and (Write-down) of Assets".

In May 2017, we completed the acquisition from Teekay Holdings Ltd., a wholly-owned subsidiary of Teekay Corporation, of the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns certain tanker commercial management and technical management operations.

In November 2017, we completed a merger with Tanker Investments Ltd. (or TIL) by acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange resulting in TIL becoming a wholly-owned subsidiary. Upon completion of the merger, we acquired TIL's fleet of ten Suezmax tankers and eight Aframax / LR2 tankers.

We sold one Suezmax tanker and three Aframax / LR tankers in 2022, four Aframax / LR2 tankers in 2021 and three Suezmax tankers in 2020. Please read "Item 18 – Financial Statements: Note 19 - Gain (Loss) on Sale and (Write-down) of Assets".

We completed two sale-leaseback financing transactions in 2022 relating to nine Suezmax tankers and four Aframax / LR2 tankers, as well as two sale-leaseback financing transactions in 2021 relating to six Aframax / LR2 tankers and two Suezmax tankers. In January 2023, we gave notice to exercise our vessel purchase options to acquire one Suezmax tanker and eight Aframax / LR2 tankers for a total cost of $164.3 million, as part of the repurchase options under the sale-leaseback arrangements. The purchase and delivery of these vessels were completed in March 2023. In addition, in March 2023, we gave notice to exercise our vessel purchase options to acquire five Suezmax tankers and one Aframax / LR2 tanker for a total cost of $142.8 million, as part of the repurchase options under the sale-leaseback arrangements. We expect to complete the purchase and delivery of these vessels in May 2023. Please read "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases".

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

B.Business Overview
Our primary business is to own and operate crude oil and refined product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering contracts to reduce downside risks. In addition to our core business, we also provide STS support services, along with our tanker commercial management and technical management operations. We believe this improves our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these operational areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control.

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

Under the supervision of our executive officers and Board of Directors, our operations are conducted in part by our subsidiaries who receive services from our Manager and its affiliates. In addition, our Manager provides various services to us under our long-term Management Agreement. We pay our Manager certain fees and reimbursements for its services. In order to provide our Manager with an incentive to improve our operation and financial conditions, we have agreed to pay a performance fee to our Manager under certain circumstances, in addition to the basic fees provided in the Management Agreement. Please read "Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions – Management Agreement" for additional information about the Management Agreement.
Revenue by Segment
Please read "Item 18 – Financial Statements: Note 4 - Segment Reporting" for a breakdown of revenue by segment.
Customers
Please read "Item 18 – Financial Statements: Note 4 - Segment Reporting" for a breakdown of revenues for customers that accounted for more than 10% of total revenues during 2022, 2021 and 2020.
Our Fleet
The following table summarizes our fleet as at December 31, 2022:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tankers	—	1	1
Aframax Tankers / Long Range 2 (or LR2) Product Tankers	1	—	1
Total Fixed-Rate Fleet (1)(2)	1	1	2
Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers / LR2 Product Tankers (3)	18	4	22
VLCC Tanker (4)	1	—	1
Total Spot Fleet	44	4	48
Total Tanker Fleet	45	5	50
Ship-to-Ship Support Vessels	—	2	2
Total Teekay Tankers Fleet	45	7	52
(1)The time charter-out contract for the Suezmax tanker is scheduled to expire in 2024, and the time charter-out contract for the Aframax / LR2 tanker expired during the first quarter of 2023.
(2)Excludes one Aframax / LR2 tanker, which was delivered to us during the first quarter of 2023 under a three-year time charter-in contract and at the same time commenced a time charter-out contract which is scheduled to expire in 2024.
(3)Excludes two Aframax / LR2 tankers, which were delivered to us during the first quarter of 2023 under two-year and seven-year time charter-in contracts.
(4)We own one VLCC through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to "Item 18 – Financial Statements: Note 5 - Investment in and Advances to Equity-Accounted Joint Venture").

The following table provides additional information about our owned and leased Suezmax oil tankers as of December 31, 2022, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Aspen Spirit	157,800	2009	Spot	—	—
Athens Spirit	158,500	2012	Spot	—	—
Atlanta Spirit	158,700	2011	Spot	—	—
Baker Spirit	156,900	2009	Spot	—	—
Barcelona Spirit	158,500	2011	Spot	—	—
Beijing Spirit	156,500	2010	Spot	—	—
Cascade Spirit	156,900	2009	Spot	—	—
Copper Spirit	156,800	2010	Spot	—	—
Dilong Spirit	159,000	2009	Spot	—	—
Jiaolong Spirit	159,000	2009	Spot	—	—
London Spirit	158,700	2011	Spot	—	—
Los Angeles Spirit	159,200	2007	Spot	—	—
Montreal Spirit	150,000	2006	Spot	—	—
Moscow Spirit	156,500	2010	Spot	—	—
Pinnacle Spirit	160,400	2008	Spot	—	—
Rio Spirit	158,400	2013	Spot	—	—
Seoul Spirit	160,000	2005	Spot	—	—
Shenlong Spirit	159,000	2009	Spot	—	—
Summit Spirit	160,500	2008	Spot	—	—
Sydney Spirit	158,500	2012	Spot	—	—
Tahoe Spirit	156,900	2010	Spot	—	—
Tianlong Spirit	159,000	2009	Spot	—	—
Tokyo Spirit	150,000	2006	Spot	—	—
Vail Spirit	157,000	2009	Spot	—	—
Zenith Spirit	160,500	2009	Spot	—	—
Total Capacity	3,943,200

The following table provides additional information about our owned and leased Aframax oil tankers as of December 31, 2022, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Blackcomb Spirit	109,000	2010	Spot	—	—
Emerald Spirit	109,000	2009	Spot	—	—
Erik Spirit	115,500	2005	Spot	—	—
Esther Spirit	115,400	2004	Spot	—	—
Everest Spirit	115,000	2004	Spot	—	—
Garibaldi Spirit	109,000	2009	Time-charter	$18,000	Feb-23
Peak Spirit	104,600	2011	Spot	—	—
Tarbet Spirit	107,500	2009	Spot	—	—
Whistler Spirit	109,000	2010	Spot	—	—
Yamato Spirit	107,600	2008	Spot	—	—
Total Capacity	1,101,600

The following table provides additional information about our owned and leased LR2 product tankers as of December 31, 2022, all of which are Bahamian-flagged.

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

The following table provides additional information about our VLCC oil tanker as of December 31, 2022, which is Hong Kong-flagged.

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

Business Strategies
Our primary business strategies include the following:

•Expand our fleet through accretive acquisitions. Since our initial public offering, we have purchased 21 tankers from Teekay Corporation, acquired 18 tankers resulting from the merger with TIL, purchased 17 tankers from third parties and purchased two tankers from Altera Infrastructure L.P. (formerly known as Teekay Offshore Partners L.P.) (or Altera). In the future, we anticipate acquiring vessels through acquisitions of tankers from third parties, by securing additional in-chartered vessels and by ordering newbuildings.
•Tactically manage our mix of spot, fixed-rate and full service lightering contracts. We employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate contracts to reduce downside risks. We believe that our experience operating through cycles in the tanker spot market will assist us in employing this strategy to optimize operating results.
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
Our Chartering Strategy and Participation in the Vessel Revenue Sharing Agreements
Chartering Strategy. We operate our vessels in the spot market, under time-charter contracts of varying lengths and under FSL contracts, in an effort to maximize cash flow from our vessels based on our outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2022, a total of 43 of our owned and leased vessels, one vessel owned through a 50/50 joint venture and four time chartered-in vessels operated in the spot market through employment on spot voyage charters. Our mix of vessels trading in the spot market, providing lightering services in the U.S. Gulf (or USG), or subject to fixed-rate time charters will change from time to time. We also may seek to increase or decrease our exposure to the freight market through the use of freight forward agreements or other financial instruments.

Voyage Charters. Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot market revenues may generate increased profit margins during times when tanker rates are increasing, while tankers operating under fixed-rate time charters generally provide more predictable cash flows without exposure to the variable expenses such as port charges and bunkers. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses attributable to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses are incurred regardless of particular voyage details and include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. When the vessel is “off-hire,” or not available for service, the vessel is unavailable to complete new voyage charters until the off hire is finalized and the vessel again becomes available for service. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.

Time Charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. A customer generally selects a time charter if it wants a dedicated vessel for a period of time, and the customer is commercially responsible for the use of the vessel. Under a typical time charter, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. When the vessel is "off-hire", or not available for service, the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of fuel bunkers, unless the customer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel. “Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under our time charters, hire is payable monthly in advance in U.S. Dollars. Hire payments may be reduced, or under some time charters the shipowner must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.
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
Revenue Sharing Agreements

We and certain third-party vessel owners have entered into RSAs. As of December 31, 2022, 25 of the Suezmax tankers and 15 of the Aframax / LR2 tankers in our fleet, as well as seven vessels not in our fleet owned by third parties, were subject to RSAs. The vessels subject to the RSAs are employed and operated in the spot market or pursuant to time charters of less than one year.

The RSAs are designed to spread the costs and risks associated with operation of vessels and to share the net revenues earned by all of the vessels in the RSA, based on the actual earning days each vessel is available and the relative performance capabilities, including speed and bunker consumption of each vessel. The calculation of performance capabilities of each vessel is adjusted on standard intervals based on current data. Our share of the net revenues includes additional amounts, consisting of a per vessel per day fee and a percentage of the gross revenues related to the vessels not in our fleet owned by third-parties, based on our responsibilities in employing the vessels subject to the RSAs on voyage charters or time charters.

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
Industry and Competition
We compete in the Suezmax (125,000 to 199,999 dwt) and Aframax (85,000 to 124,999 dwt) crude oil tanker markets. Our competition in the Aframax and Suezmax markets is affected by the availability of other size vessels that compete in these markets. Suezmax size vessels, LR2 (85,000 to 109,999 dwt) size vessels and Panamax (55,000 to 84,999 dwt) size vessels can compete for many of the same charters for which our Aframax tankers compete; Aframax size vessels and VLCCs (200,000 to 319,999 dwt) can compete for many of the same charters for which our Suezmax tankers may compete. Because of their large size, VLCCs and Ultra Large Crude Carriers (or ULCCs) (320,000+ dwt) rarely compete directly with Aframax tankers, and ULCCs rarely compete with Suezmax tankers for specific charters. However, because VLCCs and ULCCs comprise a substantial portion of the total capacity of the market, movements by such vessels into Suezmax trades and of Suezmax vessels into Aframax trades would heighten the already intense competition.

We also compete in the LR2 product tanker market. Our competition in the LR2 product tanker market is affected by the availability of other size vessels that compete in the market. Long Range 1 (or LR1) (55,000-84,999 dwt) size vessels, as well as LR2 size vessels that trade in the Aframax market, can compete for many of the same charters for which our LR2 tankers compete.

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

As of December 31, 2022, we remain one of three active STS lightering businesses in the USG. We are one of the two providers in this group who provides a complete full service STS offering, which includes the availability of Aframax tonnage to provide shipment between shore and offshore. USG lightering trade has a foundation of demand due to traditional imports into the U.S. to serve USG Coast refinery demand. Although imports of crude oil into the U.S. have declined as a result of rising domestic crude oil production since 2018, we believe that the current demand for import lightering has stabilized and is consistent with the dependency which U.S. refiners have on foreign oil that is most economically transported on larger VLCC and Suezmax vessels into the USG. Export related crude accounted for between 60-65% of total USG lightering operations in 2022. Although the COVID-19 pandemic significantly reduced oil demand, following the moderation or end of the pandemic, we expect that the U.S. will continue to increase crude production and exports, which we anticipate will result in an increase in export lightering demand as shippers look to export crude oil to Asia on larger size vessels, including VLCC and Suezmax vessels. Although the ports of Houston and Corpus Christi, Texas are now able to accommodate a VLCC at berthside for direct loading, draft restrictions will still require offshore top off STS loading for those vessels to lift their full capacity. Overall port congestion at these locations will create an opportunity for the offshore lightering industry to absorb incremental U.S. crude output which the current deep berths are not able to accommodate efficiently.

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

Oil has been one of the world’s primary energy sources for decades. According to the International Energy Agency (or IEA), global oil consumption decreased substantially in 2020 as a result of demand destruction caused by the COVID-19 pandemic. However, oil demand recovered substantially in 2021 and 2022, and is expected to increase further in 2023.
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

Oil Tanker Supply. New Aframax, Suezmax and LR2 tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. As of December 31, 2022, the world Aframax crude tanker fleet consisted of 680 vessels, with an additional 46 Aframax crude oil tanker newbuildings on order for delivery through 2025; the world Suezmax crude tanker fleet consisted of 655 vessels, with an additional 20 Suezmax crude oil tanker newbuildings on order for delivery through 2025; and the world LR2 product tanker fleet consisted of 416 vessels, with an additional 44 LR2 product tanker newbuildings on order through 2025. Currently, delivery of a vessel typically occurs within two to three years of ordering.

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

For many years, there has been a significant and ongoing shift toward quality in vessels and operations, as charterers and regulators increasingly focus on safety and protection of the environment. Since 1990, there has been an increasing emphasis on environmental protection through legislation and regulations such as the Oil Pollution Act of 1990 (or OPA 90), IMO regulations and protocols, and classification society procedures that demand higher quality tanker construction, maintenance, repair and operations. We believe that operators with a proven ability to integrate these required safety regulations into their operations have a competitive advantage.
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

We believe in continuous improvement, which has seen our safety and environmental culture develop over a significant time period. Health, Safety and Environmental Program milestones include the roll-out of the Environmental Leadership Program (2005), Safety in Action (2007), Quality Assurance and Training Officer Program (2008), Operational Leadership-The Journey (2010), Significant Incident Potential (2015), Navigation Handbook (2016), Risk Tool Handbook (2017), Safety Management System upgrade (2018) and Fleet Training Officer (FTO) Program (2021).

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

In addition to the mandatory internal audits conducted by the FTOs on vessels, an internal review is conducted by our Health Safety, Environment and Quality (or HSEQ) team before customer audits (Tanker Management Self-Assessment inspections) to ensure that all ship management functions are strictly adhered to.

We conduct Safety Management courses for senior officers and Onboard Safety Officer courses for safety officers three times a year. Additionally, Safety Orientation Seminars are conducted every month for the ratings in Manila and Mumbai, to emphasize key messages about safety. A dedicated session is carried out for petty officers once every two months to emphasize the importance of their role in driving safety onboard.

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

We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution. In addition, the cost of protection and indemnity insurance significantly increased during 2022 and is likely to continue to increase in 2023, and, in 2022, the cost of hull and machinery insurance increased due to increased fleet values.

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

The applicable classification society certifies that the vessel’s design and build conform to the applicable class rules and meets the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained as per those rules. To validate this, the vessels are surveyed by the classification society in accordance with the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period, the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel.

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

Many countries, but not the U.S., have ratified and follow the liability regime adopted by the IMO and set out in the International Convention on Civil Liability for Oil Pollution Damage, 1969, as amended (or CLC). Under this convention, a vessel’s registered owner is strictly liable for pollution damage caused in the territorial waters of a contracting state by the discharge of persistent oil (e.g., crude oil, fuel oil, heavy diesel oil or lubricating oil), subject to certain defenses. The right to limit liability to specified amounts that are periodically revised is forfeited under the CLC when the spill is caused by the owner’s actual fault or when the spill is caused by the owner’s intentional or reckless conduct. Vessels trading to contracting states must provide evidence of insurance covering the limited liability of the owner. In jurisdictions where the CLC has not been adopted, various legislative regimes or common law governs, and liability is imposed either based on fault or in a manner similar to the CLC.

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

SOLAS and other IMO regulations concerning safety, including those relating to treaties on the training of shipboard personnel, lifesaving appliances, radio equipment and the global maritime distress and safety system, apply to our operations. Non-compliance with IMO regulations, including SOLAS, the ISM Code, ISPS and other regulations, may subject us to increased liability or penalties, may lead to decreases in available insurance coverage for affected vessels and may result in the denial of access to or detention in some ports. For example, the USCG and European Union authorities have indicated that vessels not in compliance with the ISM Code will be prohibited from trading in U.S. and European Union ports. The ISM Code requires vessel operators to obtain a safety management certification for each vessel they manage, evidencing the shipowner’s development and maintenance of an extensive safety management system. Each of the existing vessels in our fleet is currently ISM Code-certified, and we obtain a safety management certificate for each newbuilding on delivery.

Annex VI to the IMO's International Convention for the Prevention of Pollution from Ships (MARPOL) (or Annex VI) sets limits on sulfur oxide (or SOx) and nitrogen oxide (or NOx) emissions from ship exhausts and prohibits emissions of ozone-depleting substances, emissions of volatile compounds from cargo tanks and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special “emission control areas” (or ECAs) to be established with more stringent controls on sulfur emissions.

Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016, and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. Tier III limits are 80% below Tier I and these cannot be achieved without additional means such as Selective Catalytic Reduction (or SCR). In October 2016 the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement is applicable to new ships constructed on or after January 1, 2021, if they visit the Baltic or the North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.

Effective January 1, 2020, Annex VI imposed a global limit for sulfur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. To comply with this new standard, ships must utilize different fuels containing low or zero sulfur (e.g. LNG, low sulfur heavy fuel oil (or LSHFO), low sulfur marine gas oil (or LSMGO), biofuels or other compliant fuels), or utilize exhaust gas cleaning systems, known as “scrubbers”. Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulfur emission requirements (e.g. scrubbers) became effective January 1, 2019. We have implemented procedures to comply with the 2020 sulfur limit. We switched to burning compliant low sulfur fuel before the January 1, 2020 implementation date; however, with the exception of one vessel owned through a 50/50 joint venture, we have not installed any scrubbers on our fleet. Although the IMO has issued ISO 8217:2017 and PAS 23263:19, at present, neither the IMO nor the International Organization for Standardization has implemented globally accepted quality standards for 0.50% m/m fuel oil; however, a new specification for very low sulfur fuel oil is expected to be released in the coming years. The bunker market currently uses the specification for RMG 380 grade fuel oil with a maximum sulfur content of 0.50% m/m as an interim standard. We intend, and where applicable, expect our charterers to procure 0.50% m/m fuel oil from top tier suppliers. However, until such time that a globally accepted quality standard is issued, the quality of 0.50% m/m fuel oil that is supplied to the entire industry (including in respect of our vessels) is inherently uncertain. Low quality or a lack of access to high-quality low sulfur fuel may lead to a disruption in our operations (including mechanical damage to our vessels), which could impact our business, financial condition, and results of operations.

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that make the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on

March 1, 2018. The amendments require operators to update the vessel's Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data. This has been verified as compliant on all ships for calendar years 2019 through 2021. A Confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept on board. Data collection for 2022 is in progress and will be submitted to authorized verifiers for confirmation. The process is expected to be completed by the end of April 2023.

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

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. Vessels will be required to meet the discharge standard D-2 by installing an approved BWTS. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type approved BWTS which is compliant with USCG regulations. The USCG has approved several BWTS both nationally and internationally, out of which Sunrui Systems (China) are under Teekay’s approved list for retrofit. We estimate that the installation of an approved BWTS will cost approximately $1.2 million per vessel between the years 2023 and 2024. As at December 31, 2022, we have installed BWTS on 33 vessels in our fleet.

Cyber-related risks are operational risks that are appropriately assessed and managed as per the safety management requirements of the ISM Code. Cyber risks are required to be appropriately addressed in our safety management system no later than the first annual verification of our Document of Compliance after January 1, 2021. The annual verification audit of our Document of Compliance was completed on June 9, 2022 and confirmed that cyber risks are appropriately addressed in accordance with ISM standards in the Company's safety management system.

The Maritime Labour Convention (or MLC) 2006 was adopted by the International Labour Conference at its 94th (Maritime) Session (2006), establishing minimum working and living conditions for seafarers. The convention entered into force August 20, 2013, with further amendments approved by the International Labour Conference at its 103rd Session (2014). The MLC establishes a single, coherent instrument embodying all up-to-date standards of existing international maritime labor conventions and recommendations, as well as the fundamental principles to be found in other international labor conventions. All of our maritime labor contracts comply with the MLC.

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

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU monitoring, reporting and verification (or MRV) regulations. These regulations came into force on July 1, 2015 and aim to reduce greenhouse gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their carbon dioxide (or CO2) emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Teekay Corporation signed an agreement with DNV for monitoring, verification and reporting as required by this regulation. We are presently using IMOS/Veslink forms which interface with DNV. Emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS Database. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed on board. The data for 2022 has been submitted and is currently under verification by DNV, our authorized verifier. The review is expected to be completed by end of April 2023 for all of our vessels. In addition to the EU-MRV data, from January 1, 2022, we have also started submitting data for UK-MRV which is a new requirement for all vessels calling UK ports and waters.

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

The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged newbuildings were required to have on-board a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance by December 31, 2018, existing EU-flagged vessels and non-EU-flagged vessels calling at EU ports are required to have on-board a verified IHM with a Statement of Compliance by December 31, 2020. We contracted with a class-approved hazardous materials company, Poly NDT Pte Ltd., to assist in the preparation of an Inventory of Hazardous Materials and with obtaining Statements of Compliance for our vessels. As of December 31, 2022, four of our vessels had not completed the IHM compliance process, which we expect will occur in 2023. The EU Commission adopted a European list of approved ship recycling facilities, as well as four further decisions dealing with certification and other administrative requirements set out in the regulation. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships. The Hong Kong Convention is not yet ratified.

United States
The U.S. has enacted an extensive regulatory and liability regime for the protection and cleanup of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through OPA 90 and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, operators, and bareboat charterers whose vessels trade to the U.S. or its territories or possessions or whose vessels operate in U.S. waters, which include the U.S. territorial sea and the 200-mile exclusive economic zone around the U.S. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators, or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on vessels might fall within its scope.

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
OPA 90 limits the liability of responsible parties in an amount it periodically updates. The liability limits do not apply if the incident was proximately caused by a violation of applicable U.S. federal safety, construction or operating regulations, including IMO conventions to which the U.S. is a signatory, or by the responsible party’s gross negligence or willful misconduct, or if the responsible party fails or refuses to report the incident or to cooperate and assist in connection with the oil removal activities. Liability under CERCLA is also subject to limits unless the incident is caused by gross negligence, willful misconduct, or a violation of certain regulations. We currently maintain for each of our vessels pollution liability coverage in the maximum coverage amount of $1 billion per incident. A catastrophic spill could exceed the coverage available, which could harm our business, financial condition, and results of operations.

Under OPA 90, with limited exceptions, all newly built or converted tankers delivered after January 1, 1994 and operating in U.S. waters must be double-hulled. All of our tankers are double-hulled.

OPA 90 also requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The USCG has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty, or an alternative method subject to approval by the USCG. Under the self-insurance provisions, the shipowner or operator must have a net worth and working capital, measured in assets located in the U.S. against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the USCG regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade into the U.S. in the future, we expect to obtain guaranties from third-party insurers.

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

The U.S. Clean Water Act (or Clean Water Act) also prohibits the discharge of oil or hazardous substances in U.S. navigable waters and imposes strict liability in the form of penalties for unauthorized discharges. The Clean Water Act imposes substantial liability for the costs of removal, remediation and damages, and complements the remedies available under OPA 90 and CERCLA discussed above.

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

On December 4, 2018, the Vessel Incidental Discharge Act (or VIDA) came into effect under the Clean Water Act. The VIDA restructures the way the EPA and the USCG regulate discharges incidental to the normal operation of a vessel when operating as a means of transportation. In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology-based. Two years after the EPA publishes the final Vessel Incidental Discharge National Standards of Performance, the USCG is required to develop corresponding implementation, compliance, and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation, and use of devices necessary to achieve the EPA standards. Vessels that are constructed after December 1, 2013, are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the VGP gets reissued, however, the provisions of the 2013 VGP, all management, inspection, monitoring, and reporting requirements remain in effect for vessels operating in U.S. waters until the USCG and EPA finalizes new regulations in accordance with the VIDA to replace the 2013 VGP. Final rules are not expected for another 2-3 years.

On October 26, 2020, the EPA’s Notice of Proposed Rulemaking – Vessel Incidental Discharge National Standards of Performance – was published in the Federal Register for public comment. The proposed rule will reduce the environmental impact of discharges, such as ballast water, that are incidental to the normal operation of commercial vessels. When finalized, this new rule will streamline the current patchwork of federal, state, and local requirements that apply to the commercial vessel community and better protect U.S. waters.

Various states in the United States, including California, have implemented additional regulations relating to the environment and operation of vessels. The California Biofouling Management Plan requires vessels to have a Biofouling Management Plan and maintain a Biofouling Record Book. In addition, it requires mandatory biofouling management of the vessel’s wetted surfaces and mandatory biofouling management for vessels that undergo an extended residency period (e.g., remain in the same location for 45 or more days. Finally, it also requires the mandatory submission of a Marine Invasive Species Program Annual Vessel Reporting Form (MISP-AVRF) by the vessel at least 24 hours in advance of the first arrival of each calendar year at a California port. The regulation applied to new vessels delivered after January 1, 2018, and existing vessels after the first regularly scheduled dry dock after January 1, 2018.

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

From July 1, 2019, vessels engaged on international voyages (except tankers) that are equipped to connect to shore power must use shore power if they berth for more than three hours (or for more than two hours for inland river control areas) in berths with shore supply capacity in the coastal control areas.

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
Marine pests and diseases brought in on vessel hulls (or biofouling) are a threat to New Zealand's marine resources. From May 15, 2018, all vessels arriving in New Zealand need to have a clean hull. Vessels staying up to 20 days and only visiting designated ports (places of first arrival) are allowed a slight amount of biofouling. Vessels staying longer and visiting other places will only be allowed a slime layer and goose barnacles.

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

The Directorate General of Shipping, India (or DGS) has mandated certain policies as a result, and in order to comply with these required policies, all cargo vessels are required as of January 31, 2020 to prepare a vessel-specific Ship Execution Plan (or SEP) detailing the inventory of all SUP used on board the vessel and which has not been exempted by the DGS. This SEP will be reviewed to determine the prohibition of SUP on the subject vessel.

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
Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Under the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of GHGs. In December 2009, more than 27 nations, including the U.S., entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015 the Paris Agreement was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with GHG emission reduction measures and targets from 2020 to limit the global temperature increases to well below 2˚ Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing GHG emissions from shipping.

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

The vessels in our fleet were verified as compliant before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance was issued by the administration/registered organization, which must be kept on board the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on the reduction of GHG emissions from ships with an initial strategy adopted on April 13, 2018, and a revised strategy to be adopted in 2023. Furthermore, the MEPC adopted two other sets of amendments to MARPOL Annex VI related to carbon intensity regulations. The MEPC agreed on combining the technical and operational measures with an entry into force date on January 1, 2023. The Energy Efficiency Existing Ships Index (or EEXI) will be implemented for existing ships as a technical measure to reduce CO2 emissions. The Carbon Intensity Index (CII) will be implemented as an operational carbon intensity measure to benchmark and improve efficiency. Regulations and frameworks are expected to be fully defined at the next MEPC meeting in June 2023. We have calculated the EEXI and Engine Power Limiter (or EPL) values for our vessels and are in the process of EPL application for regulation compliance.

The EU has also indicated that it intends to propose an expansion of an existing EU emissions trading regime to include emissions of GHGs from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the MRV of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on the MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnage calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started on January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central inspection database hosted by the European Maritime Safety Agency to collate all the data applicable to the EU region. Companies responsible for the operation of large ships using EU ports are required to report their CO2 emissions. While the EU was considering a proposal for the inclusion of shipping in the EU Emissions Trading System as from 2023 (in the absence of a comparable system operating under the IMO), it appears that the decision to include shipping may be deferred until 2024.

In the U.S., the EPA issued an “endangerment finding” regarding GHGs under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate GHG emissions directly through a rule-making process. Also, climate change initiatives are being considered in the U.S. Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries or states where we operate that restrict emissions of GHG could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and the Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the Maritime Security Council Horn of Africa whenever our vessels are calling in the Indian Ocean Region or the Maritime Domain Awareness for Trade - Gulf of Guinea when calling in the West Coast of Africa. In order to mitigate the security risk, security arrangements are made which include boarding armed security teams (when vessels transit the Gulf of Aden) or arranging for security escort vessels (with 6-8 Nigerian Navy armed guards) from a distance of 195 nautical miles for all Nigerian port calls. In addition, our vessels are also escorted through the Nigerian Exclusive Economic Zone (or EEZ) for calling at some ports of Cameroon and Equatorial Guinea, which are close to the Nigerian EEZ. Our vessels are fully compliant with all recommendations of Best Management Practices for West Africa.
C.Organizational Structure
As of December 31, 2022, Teekay Corporation (NYSE: TK), directly or through its 100%-owned subsidiaries, Teekay Holdings Limited and Teekay Finance Limited, had a 28.5% economic interest and a 53.7% voting interest in us through its ownership of approximately 5.0 million shares of our Class A common stock and 4.6 million shares of our Class B common stock.

Our shares of Class A common stock entitle the holders thereof to one vote per share and our shares of Class B common stock entitle the holders thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. Teekay Corporation currently holds a majority of the voting power of our common stock, and as such, we are controlled by Teekay Corporation.

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2022.
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

Taxation of Operating Income. A significant portion of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes income from time charters and bareboat charters.

Fifty percent (50%) of Transportation Income that either begins or ends, but that does not both begin and end, in the U.S. (or U.S. Source International Transportation Gross Income) is considered to be derived from sources within the U.S. Transportation Income that both begins and ends in the U.S. (or U.S. Source Domestic Transportation Gross Income) is considered to be 100% derived from sources within the U.S.. Transportation Income exclusively between non-U.S. destinations is considered to be 100% derived from sources outside the U.S. Transportation Income derived from sources outside the U.S. generally is not subject to U.S. federal income tax.

Based on our current operations, and the operations of our subsidiaries, a substantial portion of our Transportation Income is from sources outside the U.S. and not subject to U.S. federal income tax. In addition, we believe that we have not earned any U.S. Source Domestic Transportation Gross Income, and we expect that we will not earn a material amount of such income in future years. However, certain of our subsidiaries which have made special U.S. tax elections to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes are potentially engaged in activities which could give rise to U.S. Source International Transportation Gross Income. Unless the exemption from U.S. taxation under Section 883 of the Code (or the Section 883 Exemption) applies, our U.S. Source International Transportation Gross Income generally is subject to U.S. federal income taxation under either the net basis and branch profits taxes or the 4% gross basis tax, each of which is discussed below.

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

A non-U.S. corporation will qualify for the Section 883 Exemption if, among other things, it (i) is organized in a jurisdiction outside the U.S. that grants an exemption from tax to U.S. corporations on international Transportation Gross Income (or an Equivalent Exemption), (ii) meets one of three ownership tests (or Ownership Tests) described in the Section 883 Regulations, and (iii) meets certain substantiation, reporting and other requirements (or the Substantiation Requirements).

We are organized under the laws of the Republic of the Marshall Islands. The U.S. Treasury Department has recognized the Republic of the Marshall Islands as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Gross Income (including for this purpose, our share of any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy one of the Ownership Tests. We believe that we should satisfy one of the Ownership Tests because our stock is primarily and regularly traded on an established securities market in the U.S. within the meaning of Section 883 of the Code and the Section 883 Regulations. We can give no assurance, however, that changes in the ownership of our stock subsequent to the date of this Annual Report will permit us to continue to qualify for the Section 883 exemption.

Net Basis Tax and Branch Profits Tax. If the Section 883 Exemption does not apply, our U.S. Source International Transportation Gross Income may be treated as effectively connected with the conduct of a trade or business in the U.S. (or Effectively Connected Income) if we have a fixed place of business in the U.S. and substantially all of our U.S. Source International Transportation Gross Income is attributable to regularly scheduled transportation or, in the case of income derived from bareboat charters, is attributable to a fixed place of business in the U.S. Based on our current operations, none of our potential U.S. Source International Transportation Gross Income is attributable to regularly scheduled transportation or is derived from bareboat charters attributable to a fixed place of business in the U.S. As a result, we do not anticipate that any of our U.S. Source International Transportation Gross Income will be treated as Effectively Connected Income. However, there is no assurance that we will not earn income pursuant to regularly scheduled transportation or bareboat charters attributable to a fixed place of business in the U.S. in the future, which will result in such income being treated as Effectively Connected Income.

U.S. Source Domestic Transportation Gross Income generally will be treated as Effectively Connected Income. However, we do not anticipate that a material amount of our income has been or will be U.S. Source Domestic Transportation Gross Income.

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (which statutory rate as of the end of 2022 was 21%), and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

On the sale of a vessel that has produced Effectively Connected Income, we generally would be subject to the net basis and branch profits taxes with respect to our gain recognized up to the amount of certain prior deductions for depreciation that reduced Effectively Connected Income. Otherwise, we would not be subject to U.S. federal income tax with respect to a gain realized on the sale of a vessel, provided the sale is considered to occur outside of the U.S. under U.S. federal income tax principles.

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Gross Income, without benefit of deductions. For 2022, we estimate that if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Gross Income would have been approximately $10.2 million. If the Section 883 Exemption does not apply, the amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the U.S. in such year, however, which is not within our complete control.
Marshall Islands Taxation
Because we and our controlled affiliates do not, and we do not expect to, and assuming that we or they will not, conduct business, operations, or transactions in the Republic of the Marshall Islands, neither we nor our controlled affiliates are subject to income, capital gains, profits or other taxation under current Marshall Islands law, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Republic of the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or re-domiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance regulations or with requests made by the Marshall Islands Registrar of Corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by our controlled affiliates to us are not subject to Marshall Islands taxation.
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
Item 4A. Unresolved Staff Comments
None.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report.
In addition, refer to item 5 in our Annual Report on Form 20-F for the year ended December 31, 2021 for our discussion and analysis comparing financial condition and results of operations from 2021 to 2020.
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
Significant Developments in 2022 and Early 2023
Conflict in Ukraine

In late February 2022, the Russian Federation invaded Ukraine. This followed Russia’s involvement in divesting control by Ukraine of the Crimea region and certain parts of south-eastern Ukraine starting in 2014. In response to both events, the U.S., several European Union nations, and other countries announced a series of sanctions and executive orders against citizens, entities, and activities connected to Russia and, with respect to the sanctions and orders announced in 2022, Belarus. The sanctions imposed following the 2022 invasion have been numerous and significant in scope. In addition, the U.S., Canada, Australia, the European Union, United Kingdom and several other countries have announced prohibitions on the importation of Russian oil and petroleum products, or intentions to cut back on their reliance on Russian oil. Carriage of Russian origin oil is now prohibited by many countries (including all of the Group of Seven (or G7) countries) unless it is at or below a price cap and the same applies to Russian refined petroleum products as of February 5, 2023. Furthermore, several of the world’s largest oil and gas companies, pension and wealth funds and other asset managers have announced divestments of Russian holdings and assets, including those related to the crude oil and petroleum products industries. As at the date of this Annual Report, the conflict is ongoing and, as a result, additional sanctions and executive orders may be implemented that could further impact the trade of crude oil and petroleum products, as well as the supply of Russian oil to the global market and the demand for, and price of, oil and petroleum products.
Novel Coronavirus (COVID-19) Pandemic

The COVID-19 pandemic resulted in a significant decline in global demand for oil during 2020; although oil demand partially recovered in 2021, new outbreaks may continue to have a negative impact on oil demand in the future. As our business is primarily the transportation of crude oil and refined petroleum products on behalf of our customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services.

For the year ended December 31, 2022, we did not experience any material business interruptions as a result of the COVID-19 pandemic. Spot tanker rates came under pressure from mid-May 2020 through the beginning of 2022 as a result of significantly reduced oil demand due to the COVID-19 pandemic and the subsequent decision by the OPEC+ group of oil producers to implement record oil supply cuts. Reduced oil production from other oil producing nations due to the impact of the COVID-19 pandemic, as well as the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet, also contributed to the weakness in tanker rates and became a contributing factor to the write-down of certain tankers during the years ended December 31, 2021 and 2020, as described in "Item 18 – Financial Statements: Note 19 - Gain (Loss) on Sale and (Write-down) of Assets", and the reduction in certain tax accruals during the year ended December 31, 2020 as described in "Item 18 – Financial Statements: Note 21 - Income Tax (Expense) Recovery" of this Annual Report. At the end of 2020, the roll out of COVID-19 vaccines commenced, which has contributed to the tempering and partial reversal of the negative impact that the pandemic had on oil demand during 2020 and 2021. As most countries around the world have lifted their COVID-19 restrictions, the pandemic's impact on oil demand has diminished. We continue to monitor the potential impact of the COVID-19 pandemic on us and our industry, including counterparty risk associated with our vessels under contract and the impact on potential vessel impairments. We have also introduced a number of measures to protect the health and safety of the crews on our vessels, as well as our onshore staff.

Please read “Item 3 - Key Information - Risk Factors” for additional information about potential risks of the COVID-19 pandemic on our business.
Vessel Sales

During the first quarter of 2022, we agreed to sell one Suezmax tanker and two Aframax / LR2 tankers for a total price of $43.6 million, which resulted in a gain of $1.2 million during the year ended December 31, 2022. The Suezmax tanker was delivered to its new owner in February 2022, and the Aframax / LR2 tankers were delivered to their new owners in April 2022.

In July 2022, we agreed to sell one Aframax / LR2 tanker for $24.8 million, which resulted in a gain of $8.2 million during the year ended December 31, 2022. The tanker was delivered to its new owner in September 2022.
Time Chartered-in Vessels

In June 2022, we entered into a time charter-in contract for an Aframax / LR2 tanker for a two-year term at a rate of $23,000 per day. The vessel was delivered to us in July 2022.

In the fourth quarter of 2022, we entered into time charter-in contracts for a Suezmax tanker and an Aframax / LR2 tanker for terms of 54 months and 36 months, respectively, at an average rate of $31,700 per day. Both of the charters provide us with the option to extend for an additional 12 months at an average rate of $34,075 per day. The Suezmax tanker and Aframax / LR2 tanker were delivered to us in December 2022 and February 2023, respectively.

In January 2023, an Aframax / LR2 tanker newbuilding, related to the time charter-in contract that we previously entered into during 2020, was delivered to us. The time charter-in contract has a seven-year term at a rate of $18,700 per day with three one-year extension option periods and a purchase option at the end of the second extension option period.

In February 2023, we entered into a time charter-in contract for an Aframax / LR2 tanker for a two-year term at a rate of $35,750 per day. The vessel was delivered to us in the first quarter of 2023.

Time Chartered-out Vessels

In November 2022, we entered into a time charter-out contract for a Suezmax tanker with a term of 21 to 26 months at a daily rate of $38,475 per day. This time charter-out contract commenced in December 2022.

In December 2022, we entered into a time charter-out contract for an Aframax / LR2 tanker with a one-year term at a daily rate of $48,500 per day. This time charter-out contract commenced in February 2023.
Sale-leaseback Financing Transactions

In March 2022, we completed a $177.3 million sale-leaseback financing transaction relating to eight Suezmax tankers. Each vessel is leased on a bareboat charter ranging from six to nine-year terms, with purchase options available commencing at the end of the second year.

In April 2022, we completed a $114.0 million sale-leaseback financing transaction relating to four Aframax / LR2 tankers and one Suezmax tanker. Each vessel is leased on a bareboat charter ranging from seven to eight-year terms, with purchase options available throughout the lease terms and a purchase obligation at the end of the leases. In March 2023, we acquired these vessels subsequent to giving notice to exercise our vessel purchase options described below.
Vessel Purchases

In January 2023, we gave notice to exercise our vessel purchase options to acquire one Suezmax tanker and eight Aframax / LR2 tankers for a total cost of $164.3 million, as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 – Financial Statements: Note 10 - Operating Leases and Obligations related to Finance Leases" of this Annual Report. The purchase and delivery of these vessels were completed in March 2023.

In March 2023, we gave notice to exercise our vessel purchase options to acquire five Suezmax tankers and one Aframax / LR2 tanker for a total cost of $142.8 million, as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 – Financial Statements: Note 10 - Operating Leases and Obligations related to Finance Leases" of this Annual Report. We expect to complete the purchase and delivery of these vessels in May 2023.

Debt Facility

In February 2023, we signed a term sheet for a new secured revolving credit facility for up to $350.0 million to refinance 19 vessels (including the 15 vessels mentioned above) currently under sale-leaseback financing arrangements. The facility is expected to be completed during the second quarter of 2023.

Long-Term Incentive Plan

In March 2023, we adopted a 2023 Long-Term Incentive Plan (or the 2023 Plan) and suspended our 2007 Long-Term Incentive Plan (or the Prior Plan). We have authorized the issuance of up to 600,000 additional shares of Class A common stock pursuant to the 2023 Plan, in addition to up to an aggregate maximum of 1,291,416 shares that were previously reserved for issuance under the Prior Plan and either available or subject to outstanding awards (to the extent such awards terminate without the issuance of vested and non-forfeitable shares).

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

Voyage Expenses. Voyage expenses are all expenses unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Voyage expenses are typically paid by the shipowner under voyage charters and the customer under time charters, except when the vessel is off-hire during the term of a time charter, in which case, the shipowner pays voyage expenses.

Net Revenues. Net revenues represents income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 - Operating and Financial Review and Prospects - Non-GAAP Finance Measures".

Vessel Operating Expenses. We are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We expect these expenses to increase as our fleet matures and to the extent that it expands.

Income (Loss) from Vessel Operations. To assist us in evaluating our operations, we analyze the income or loss we receive after deducting operating expenses, but prior to interest expense, interest income, realized and unrealized gains or losses on derivative instruments, equity income or losses, and other income or expenses.

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

Summary Financial Data
Set forth below is summary consolidated financial and other data of Teekay Tankers Ltd. and its subsidiaries for fiscal years 2022 and 2021, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, the consolidated financial statements and accompanying notes for the years ended December 31, 2022 and 2021 (which are included herein).

	Year Ended December 31,
(in thousands of U.S. dollars, except share and fleet data)	2022	2021
GAAP Financial Comparison:
Income Statement Data:
Revenues	1,063,111	542,367
Income (loss) from operations	255,949	(194,095)
Net income (loss)	229,086	(242,372)
Earnings (loss) per share - diluted	6.68	(7.16)

Balance Sheet Data (at end of year):
Cash and cash equivalents	180,512	50,572
Total vessels and equipment (1)	1,296,262	1,351,255
Total debt (2)	532,760	639,772
Total equity	1,070,006	838,412

Non GAAP Financial Comparison: (3)
Net revenues	567,507	227,246
EBITDA	363,050	(103,310)
Adjusted EBITDA	348,095	3,016

Fleet Data:
Average number of tankers (4)
Suezmax	25.1	26.0
Aframax / LR2	23.8	25.6
VLCC	0.5	0.5
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
(4)Average number of tankers consists of the average number of vessels that were in our possession during a period, including time chartered-in vessels, and the vessel owned by our High-Q Investments Ltd. (or High-Q) joint venture with Wah Kwong Maritime Transport Holdings Ltd.

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
•The COVID-19 pandemic could have material adverse effects on our business, results of operations, or financial condition. For the year ended December 31, 2022, we did not experience any material business interruptions as a result of the COVID-19 pandemic. Please refer to “Significant Developments in 2022 and Early 2023” above for additional information and read “Item 3 - Key Information - Risk Factors” for additional information about the potential risks of the COVID-19 pandemic on our business.
•Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit our earnings in this area of our operations. Our U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port and exports to offshore for consolidation onto larger vessels, including the Louisiana Offshore Oil Platform and deep water terminals in Corpus Christi and Houston, Texas which can partially load Very Large Crude Carriers (or VLCCs). While we believe that lightering offers advantages over alternative methods of delivering crude oil to and from U.S. Gulf ports, our lightering revenues may be limited due to the availability of alternative methods.
•Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to forecast a shortfall in qualified personnel, which may be further affected by geopolitical events. We will continue to focus on our manning and training strategies to meet future needs. In addition, factors such as client demands for enhanced training and physical equipment, pressure on commodity and raw material prices, an increasing cost of freight, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations; however, increases to operational costs may occur in the future.
•The amount and timing of vessel dry dockings and major modifications can significantly affect our revenues between periods. Our vessels are normally off-hire when they are being dry docked. We had nine vessels dry dock in 2022, compared to 10 vessels which dry docked in 2021. During 2022 and 2021, an additional three and four vessels, respectively, were off-hire while completing BWTS installations. The total number of off-hire days relating to dry dockings and BWTS installations during the years ended December 31, 2022 and 2021 were 561 and 611, respectively. For our current fleet, there are eight owned and leased vessels and one time chartered-in vessel scheduled to dry dock in 2023.
Results of Operations
In accordance with GAAP, we report gross revenues in our consolidated statements of income (loss) and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, which represent net revenues (or income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain (loss) on sale and (write-down) of assets, and restructuring charges), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts, the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost (as is also described in "Our Charters" above). Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.

Summary
Our consolidated income from operations was $255.9 million for the year ended December 31, 2022, compared to a loss from operations of $194.1 million for the year ended December 31, 2021. The primary reasons for this increase in income are as follows:

Consolidated Income from Operations
$ (Millions)
300
250
200
150
100
50
0
-50
-100
-150
-200
-250
Year ended December 31, 2021
Higher average realized TCE rates
Write-down of assets
Gain on sale of vessels
Vessel in-charters
Vessel sales
Changes in operating expenses
Other
Year ended December 31, 2022

•an increase of $329.3 million as a result of higher overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers, as well as higher earnings from our FSL dedicated vessels;
•an increase of $89.3 million due to a decrease in write-downs related to the impairment of two right-of-use assets during 2022, compared to write-downs related to two tankers that were held for sale, as well as the impairment of seven tankers and one right-of-use asset during 2021;
•an increase of $12.0 million due to the gain on sale of vessels related to three Aframax / LR2 tankers and one Suezmax tanker during 2022, compared to the loss on sale of two Aframax / LR2 tankers during the second half of 2021;
•an increase of $11.7 million due to the addition of three Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to us during the second half of 2021 and the second half of 2022, as well as net savings from the redeliveries of two Aframax / LR2 chartered-in tankers to their owners during the first quarter of 2021;
•an increase of $3.8 million due to net savings from the sale of seven Aframax / LR2 tankers and one Suezmax tanker at various times during 2021 and 2022; and
•an increase of $2.8 million due to a decrease in vessel operating expenses primarily resulting from lower crewing-related costs, lower expenditures related to ship management, and the timing of repair and maintenance activities in 2022 compared to 2021.

Year Ended December 31, 2022 versus Year Ended December 31, 2021
The following table presents our results for the years ended December 31, 2022 and 2021, and includes a comparison of net revenues, a non-GAAP financial measure, for those periods to income (loss) from operations, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2022	2021	% Change
Revenues	1,063,111	542,367	96%
Voyage expenses	(495,604)	(315,121)	57%
Net revenues	567,507	227,246	150%

Vessel operating expenses	(150,448)	(165,375)	(9)%
Time-charter hire expenses	(27,374)	(13,799)	98%
Depreciation and amortization	(99,033)	(106,084)	(7)%
General and administrative expenses	(41,769)	(43,715)	(4)%
Gain (loss) on sale and (write-down) of assets	8,888	(92,368)	(110)%
Restructuring charges	(1,822)	—	—%
Income (loss) from operations	255,949	(194,095)	(232)%

Interest expense	(35,740)	(35,031)	2%
Interest income	1,338	122	997%
Realized and unrealized gain on derivative instruments	5,179	564	818%
Equity income (loss)	244	(14,107)	(102)%
Other income (expense)	2,645	(1,756)	(251)%
Net income (loss) before income tax	229,615	(244,303)	(194)%
Income tax (expense) recovery	(529)	1,931	(127)%
Net income (loss)	229,086	(242,372)	(195)%
Net Revenues. Net revenues were $567.5 million for the year ended December 31, 2022 compared to $227.2 million for the year ended December 31, 2021. The increase was primarily due to:

•an increase of $325.5 million due to higher overall average realized spot rates earned by our Suezmax tankers and Aframax / LR2 tankers in 2022 compared to 2021;
•a net increase of $7.7 million primarily due to the addition of three Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to us during the second half of 2021 and the second half of 2022, partially offset by the sale of seven Aframax / LR2 tankers and one Suezmax tanker at various times during 2021 and the first three quarters of 2022, as well as the redeliveries of two Aframax / LR2 chartered-in tankers to their owners during the first quarter of 2021;
•an increase of $4.7 million primarily due to higher net results from our FSL activities resulting from higher overall average FSL spot rates and an increase in the number of FSL voyages in 2022 compared to 2021;
•a net increase of $1.6 million primarily due to fewer off-hire days related to dry dockings and BWTS installations, partially offset by higher off-hire bunker expenses due to higher overall bunker costs in 2022 compared to 2021; and
•an increase of $1.2 million due to higher STS support service revenues resulting from a higher number of operations in 2022 compared to 2021.
Vessel Operating Expenses. Vessel operating expenses were $150.4 million for the year ended December 31, 2022 compared to $165.4 million for the year ended December 31, 2021. The decrease was primarily due to a reduction of $13.0 million due to the sale of eight tankers during 2021 and the first three quarters of 2022, a reduction of $1.5 million due to lower crewing-related costs and the timing of repair and maintenance activities, as well as a reduction of $1.3 million due to lower expenditures related to ship management in 2022, partially offset by an increase of $0.8 million due to a higher volume of STS support service activities in 2022.

Time-charter Hire Expenses. Time-charter hire expenses were $27.4 million for the year ended December 31, 2022 compared to $13.8 million for the year ended December 31, 2021. The increase was primarily due to an increase of $13.1 million related to the deliveries of three Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker during the second half of 2021 and the second half of 2022, as well as an increase of $1.7 million resulting from a lower expense in the prior year due to the impairment of an operating lease right-of-use asset related to one chartered-in vessel during 2021, partially offset by a decrease of $0.8 million due to the redeliveries of two Aframax / LR2 chartered-in tankers to their owners during the first quarter of 2021.

Depreciation and Amortization. Depreciation and amortization was $99.0 million for the year ended December 31, 2022 compared to $106.1 million for the year ended December 31, 2021. The decrease was primarily due to a decrease of $7.9 million due to the sale of eight tankers during 2021 and the first three quarters of 2022, as well as a decrease of $2.4 million resulting from the impairments of seven tankers during the first half of

2021, partially offset by an increase of $3.3 million due to depreciation related to capitalized expenditures associated with dry dockings and modifications to our vessels during 2021 and 2022.

General and Administrative Expenses. General and administrative expenses were $41.8 million for the year ended December 31, 2022 compared to $43.7 million for the year ended December 31, 2021. The decrease was primarily due to lower administrative, strategic management, and other fees incurred under our management agreement with a subsidiary of Teekay Corporation (or Teekay) primarily due to organizational changes, as well as lower equity-based compensation and other general corporate expenditures.

Gain (loss) on sale and (write-down) of assets. The gain on sale and (write-down) of assets of $8.9 million for the year ended December 31, 2022 was due to:

•the sale of three Aframax / LR2 tankers and one Suezmax tanker in 2022, which resulted in an aggregate gain of $9.4 million during the year ended December 31, 2022, and the reversal of the previous write-down of one of these tankers that had been recorded during the fourth quarter of 2021, which reversal was made to reflect the tanker's agreed sales price and resulted in a gain of $0.6 million during the year ended December 31, 2022;

partially offset by:

•the impairments recorded on two of our operating lease right-of-use assets resulting from a decline in short-term time-charter rates, which resulted in a write-down of $1.1 million during the year ended December 31, 2022.

The write-down and loss on the sale of assets of $92.4 million for the year ended December 31, 2021 was due to:

•the impairments recorded on three Suezmax tankers and four Aframax / LR2 tankers primarily due to a weaker near-term tanker market outlook and a reduction in certain charter rates, resulting from the economic climate to which the COVID-19 pandemic was a contributing factor, which resulted in a write-down of $85.0 million during the year ended December 31, 2021;
•the write-downs of one Aframax / LR2 tanker and one Suezmax tanker by $4.6 million to their estimated and agreed sales prices, respectively;
•the sale of two Aframax / LR2 tankers during the second half of 2021, which resulted in an aggregate net loss of $2.1 million; and
•the impairment recorded on one of our operating lease right-of-use assets resulting from a decline in short-term time-charter rates, which resulted in a write-down of $0.7 million during the year ended December 31, 2021.

Restructuring Charges. Restructuring charges of $1.8 million for the year ended December 31, 2022 were primarily related to organizational changes made by a subsidiary of Teekay and incurred under our management agreement, following Teekay's dispositions related to Teekay LNG Partners L.P. (now known as Seapeak LLC) in January 2022, as described in "Item 18 – Financial Statements: Note 14a - Related Party Transactions" of this Annual Report.

Interest Expense. Interest expense was $35.7 million for the year ended December 31, 2022 compared to $35.0 million for the year ended December 31, 2021. The increase was primarily due to a higher average London Interbank Offered Rate (or LIBOR) during the year ended December 31, 2022, as well as the write-off of capitalized loan costs resulting from the sale-leaseback transactions completed for 13 vessels during the first half of 2022, partially offset by lower debt and lease principal balances.

Interest Income. Interest income was $1.3 million for the year ended December 31, 2022 compared to $0.1 million for the year ended December 31, 2021. The increase was primarily due to higher cash balances earning higher interest rates during the year ended December 31, 2022.

Realized and Unrealized Gain on Derivative Instruments. Realized and unrealized gain on derivative instruments was $5.2 million for the year ended December 31, 2022 compared to a gain of $0.6 million for the year ended December 31, 2021.

In March 2020, we entered into an interest rate swap with a notional amount of $50.0 million and a fixed rate of approximately 0.8%, which is scheduled to mature in December 2024. We realized a gain of $0.5 million during the year ended December 31, 2022, compared to a loss of $0.3 million during the prior year, primarily due to higher average LIBOR.

Primarily as a result of changes in the long-term forward LIBOR, we recognized an unrealized gain of $3.2 million during the year ended December 31, 2022, compared to an unrealized gain of $1.4 million during the prior year under the interest rate swap agreement.

We use forward freight agreements (or FFAs) to increase or decrease our exposure to spot market rates, within defined limits. We recognized a realized gain of $1.5 million during the year ended December 31, 2022, compared to a realized loss of $0.6 million during the prior year under the FFAs.

Equity Income (Loss). Equity income was $0.2 million for the year ended December 31, 2022 compared to equity loss of $14.1 million for the year ended December 31, 2021. The increase was primarily due to a write-down recognized during the year ended December 31, 2021 of our investment in the High-Q joint venture, in which we have a 50% ownership interest, mainly resulting from a decline in the value of the VLCC as a result of the tanker market which was impacted by the COVID-19 pandemic, as well as higher spot rates realized during the year ended December 31, 2022 by the VLCC, which has been trading in a third-party managed VLCC pooling arrangement. For additional information, please refer to "Item 18 – Financial Statements: Note 5 - Investment in and Advances to Equity-Accounted Joint Venture" of this Annual Report.

Other Income (Expense). Other income was $2.6 million for the year ended December 31, 2022, compared to other expense of $1.8 million for the year ended December 31, 2021. The decrease in other expense was primarily due to changes in foreign currency exchange rates related to our accrued tax and working capital balances, as well as premiums paid in relation to the repurchase of two vessels under their previous sale-leaseback agreements during the second quarter of 2021, partially offset by the settlement of a legal claim during 2022.

Income Tax (Expense) Recovery. Income tax expense was $0.5 million for the year ended December 31, 2022 compared to a recovery of $1.9 million for the year ended December 31, 2021. The decrease in income tax recovery was primarily due to lower recoveries related to the expiry of the statute of limitations in certain jurisdictions, as well as changes in vessel trading activities during the year ended December 31, 2022. For additional information, please read "Item 18 – Financial Statements: Note 21 - Income Tax (Expense) Recovery" of this Annual Report.
Tanker Market
Mid-size crude tanker spot rates were the second highest on record during the fourth quarter of 2022 as a combination of longer voyage distances, a rush to book cargos ahead of the implementation of the EU ban and G7 price cap on Russian crude oil imports, an increase in Chinese crude oil imports, and weather-related vessel delays in key load regions led to a stretched tanker fleet and very high levels of fleet utilization. Mid-size tanker spot rates have remained at historic highs during the first quarter of 2023-to-date.
Russia’s invasion of Ukraine in February 2022 has led to a significant redrawing of global oil trade routes. Short-haul movements of crude oil from Russia to Europe fell immediately following the invasion, and continued to decline through the course of the year as European countries looked to replace Russian imports with crude oil from other, more distant destinations. This culminated in the total ban of Russian seaborne crude oil imports into the EU from December 5, 2022, with a similar ban on refined products coming into effect on February 5, 2023. Most of the crude oil which Russia was previously exporting to Europe is now moving long-haul, primarily to India and China, which has created significant tonne-mile demand in the mid-size sectors given that the main Russian load ports in the Baltic Sea, Black Sea, and Far East are inaccessible to VLCCs. In addition, Europe has been replacing Russian barrels with imports from further afield, including the U.S. Gulf, Latin America, West Africa, and the Middle East, further contributing to mid-size tanker tonne-mile demand. These changes are expected to be durable, and we expect that mid-size tanker trade routes will continue to be stretched in 2023, which will help support spot tanker rates.
The International Energy Agency expects global oil demand to grow by 2.0 million barrels per day (or mb/d) in 2023 to 102.0 mb/d, taking global oil demand above pre-pandemic levels for the first time. Almost half of this growth is expected to come from China, with demand accelerating from the second quarter of 2023 onwards as the country opens up after three years of strict COVID-19 management measures. Accelerating oil demand growth in China, and elsewhere in the non-OECD, will help offset slower growth in the OECD countries due to economic headwinds as a result of high inflation, rising interest rates and emerging concerns about the strength of the global banking market. The outlook for global oil supply is mixed, with uncertainty surrounding the trajectory of Russian oil supply in the coming weeks and months following the implementation of EU sanctions and price cap. In January 2023, Russian crude oil exports were not negatively impacted, with exports reaching an eight month high of 3.5 mb/d. However, in early February 2023 Russia announced that it would cut production by 0.5 mb/d in March, with the cuts lasting until June 2023. However, these cuts do not currently appear to be impacting Russian crude oil export volumes, with exports holding at 3.3 mb/d in both February and March 2023. While the OPEC+ group is expected to maintain current production quotas throughout 2023, non-OPEC+ supply is projected to grow by 1.8 mb/d in 2023 led by the U.S., Brazil, Norway, and Guyana. With the majority of oil demand growth expected to come from Asia, this should lead to an increase in long-haul movements from West to East during 2023, which is positive for tanker tonne-mile demand.
Fleet supply fundamentals are very positive. As of March 2023, the global tanker orderbook, when measured as a percentage of the existing fleet, has fallen to a record low of less than 4 percent. This is due to a lack of new vessel ordering, with just 9 million deadweight tons of new tanker orders placed in 2022, which was the lowest since the mid-1990s. As a result, we expect very low levels of new tanker deliveries over the next 2 to 3 years, with little scope to add to the orderbook during this timeframe as shipyards are largely full through the second half of 2025 due to the record amount of containership and LNG carrier orders placed over the past two years. Finally, the introduction of new environmental regulations from 2023, such as the Carbon Intensity Indicator (or CII), could lead to increased fleet inefficiencies in the form of slow steaming, which will further tighten available fleet supply in the medium-term.
In summary, we expect that the tanker market will remain firm during 2023 due to positive oil market fundamentals, the continued rerouting of Russian oil exports away from Europe and the subsequent replacement of imports into Europe from other sources, and an expected rebound in Chinese oil imports following the removal of COVID-19 mobility restrictions. We also retain a positive outlook for the longer-term due to the best fleet supply fundamentals in several decades, which we anticipate would ensure that spot tanker rates will remain well-supported, albeit volatile, in the coming years.
Fleet and TCE Rates
As at December 31, 2022, we owned and leased 44 double-hulled oil and product tankers and time-chartered in four Aframax / LR2 tankers and one Suezmax tanker. We also owned a 50% interest in one VLCC tanker, the results of which are included in equity income (loss).

As defined and discussed above, we calculate TCE rates as net revenue per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses. The following tables highlight the average TCE rates earned by our time-charter vessels and spot vessels trading in RSAs, on voyage charters and in FSL, for 2022 and 2021:

	Year Ended December 31, 2022
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$557,971	$(273,517)	$2,232	$286,686	8,888	$32,257
Voyage-charter contracts - Aframax / LR2 (4)	$481,291	$(233,757)	$2,829	$250,363	7,652	$32,721
Time charter-out contracts - Suezmax	$49	$(1)	$—	$48	1	$37,611
Time charter-out contracts - Aframax / LR2	$14,689	$(272)	$(505)	$13,912	660	$21,070
Total	$1,054,000	$(507,547)	$4,556	$551,009	17,201	$32,034
(1)Excludes $4.6 million of revenues related to our STS support services operations, $3.1 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $1.4 million of bunker commissions earned.
(2)Includes $11.9 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses and a fee earned based on the redelivery location of one time chartered-out Aframax / LR2 tanker during the second quarter of 2022, which are excluded from Average TCE per Revenue Day.
(4)Includes $119.1 million of revenues and $74.6 million of voyage expenses related to our FSL operations, which includes $11.9 million of operating expenses referenced in note (2) above related to FSL operations.

	Year Ended December 31, 2021
	Revenues (1)(5)	Voyage Expenses (2)(5)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$259,075	$(176,203)	$1,810	$84,682	8,786	$9,639
Voyage-charter contracts - Aframax / LR2 (4)(5)	$226,542	$(147,226)	$2,321	$81,637	7,756	$10,525
Time charter-out contracts - Suezmax	$20,390	$(675)	$(219)	$19,496	436	$44,678
Time charter-out contracts - Aframax / LR2	$25,769	$(718)	$196	$25,247	1,055	$23,934
Total	$531,776	$(324,822)	$4,108	$211,062	18,033	$11,704
(1)Excludes $5.5 million of revenues related to our STS support services operations, $3.3 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs and $1.5 million of bunker commissions earned.
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
Liquidity and Capital Resources
Sources and Uses of Capital
We generate cash flows primarily from chartering out our vessels. We employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and FSL contracts to reduce potential downside risks. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. There can be other factors that override typical seasonality, such as was the case during the year ended December 31, 2022, when global oil trade routes and tonne-mile demand were impacted by Russia's invasion of Ukraine which commenced in late February 2022. While exposure to the volatile spot market is the largest potential cause for changes in our net operating cash flow from period to period, variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.
Our other primary sources of cash are long-term bank borrowings and other debt, lease or equity financings, and to a lesser extent, the proceeds from the sales of our older vessels.

Our obligations related to finance leases are described in "Item 18 – Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases", our revolving credit facility is described in "Item 18 – Financial Statements: Note 9 - Long Term Debt" and our working capital loan is described in "Item 18 – Financial Statements: Note 8 - Short Term Debt" of this Annual Report. Our working capital loan requires us to maintain a minimum threshold of paid-in capital contribution and retained distributions of participants in the RSAs. Our revolving credit facility contains covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Our revolving credit facility and obligations related to finance leases require us to maintain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 18 – Financial Statements: Note 9 - Long Term Debt" and in "Item 18 – Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases" included in this Annual Report. If we do not meet these financial or other covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2022, we were in compliance with all covenants under our revolving credit facility, working capital loan and obligations related to finance leases. As at December 31, 2022, our revolving credit facility, working capital loan and obligations related to certain finance leases required us to make interest payments based on LIBOR or SOFR plus a margin. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. Our current interest rate swap position is described in further detail in "Item 18 – Financial Statements: Note 11 - Derivative Instruments" and the extent of our exposure to changes in interest rates is described in further detail in "Item 11 - Quantitative and Qualitative Disclosures About Market Risk” of this Annual Report.

Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, funding our other working capital requirements, as well as providing funding to our equity-accounted joint venture from time to time. In addition, we may use cash to acquire new or second-hand vessels to renew our fleet or to grow the size of our fleet. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of our existing fleet, the commercial outlook for our vessels and other considerations. As such, vessel acquisition activity may vary significantly from year to year.
Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2022	2021
Net cash flow provided by (used for) operating activities	193,265	(107,312)
Net cash flow (used for) provided by financing activities	(113,048)	21,951
Net cash flow provided by investing activities	51,216	38,143
Net Operating Cash Flow
Net cash flow used for operating activities decreased by $300.6 million for the year ended December 31, 2022, compared to the prior year. This decrease was primarily due to:

•a net increase of $352.3 million in cash inflows primarily due to higher operating earnings during the year ended December 31, 2022 resulting from higher average realized spot tanker rates, lower vessel operating expenses, lower general and administrative expenses, net savings from the sale of eight tankers during 2021 and 2022, as well as fewer off-hire days, partially offset by higher off-hire bunker expenses during 2022; and
•a decrease of $12.6 million in cash outflows related to expenditures for dry-docking activities during the year ended December 31, 2022 compared with the prior year;
partially offset by:
•an increase of $64.2 million in cash outflows related to changes in net working capital during the year ended December 31, 2022.
Net Financing Cash Flow
Net cash flow provided by financing activities decreased by $135.0 million for the year ended December 31, 2022, compared to the prior year. This decrease was primarily due to:

•an increase of $399.4 million in cash outflows due to an increase in prepayments and repayments on our revolving credit facility and term loan during the year ended December 31, 2022; and

•an increase of $40.0 million in cash outflows due to an increase in net repayments of our working capital facility during the year ended December 31, 2022;
partially offset by:
•a net increase of $305.2 million in cash inflows primarily resulting from the sale-leaseback financing transactions completed during the year ended December 31, 2022, as well as a decrease in cash outflows resulting from the repurchase of two Suezmax tankers and six Aframax / LR2 tankers by exercising the purchase options under their previous sale-leaseback financing agreements during the year ended December 31, 2021, partially offset by an increase in scheduled repayments on our finance lease obligations during the year ended December 31, 2022.
Net Investing Cash Flow
Net cash flow provided by investing activities increased by $13.1 million for the year ended December 31, 2022, compared to the prior year. This increase was primarily due to:

•an increase of $11.6 million in cash inflows resulting from the proceeds received from the sale of one Suezmax tanker and three Aframax / LR2 tankers during the year ended December 31, 2022 compared to proceeds received from the sale of four Aframax / LR2 tankers during the year ended December 31, 2021; and
•a decrease of $6.0 million in cash outflows resulting from lower capital expenditures for the fleet during the year ended December 31, 2022;
partially offset by:
•an increase of $3.0 million in cash outflows due to an advance provided to our equity-accounted joint venture during the year ended December 31, 2022, as well as a decrease of $1.5 million in cash inflows due to a loan repayment from our equity-accounted joint venture during the year ended December 31, 2021.
Liquidity
Our primary sources of liquidity are cash and cash equivalents, net operating cash flow, our undrawn credit facilities, and capital raised through financing transactions. Our cash management policies have a primary objective of preserving capital as well as ensuring cash investments can be sold readily and efficiently. A further objective is ensuring an appropriate return. The nature and extent of amounts that can be borrowed under our revolving credit facility and working capital loan is described in "Item 18 – Financial Statements: Note 9 - Long-Term Debt" and in "Item 18 – Financial Statements: Note 8 - Short-Term Debt" of this Annual Report.

With a current focus on building net asset value through balance sheet delevering and reducing our cost of capital, dividend payments are subject to the discretion of our Board of Directors.

Our total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, increased by $198.2 million during the year ended December 31, 2022 from $144.8 million at December 31, 2021 to $343.0 million at December 31, 2022. The increase during the year ended December 31, 2022 was primarily a result of $288.1 million received from sale-leaseback financing transactions, $193.3 million of net operating cash inflow, $69.6 million received from the sale of one Suezmax tanker and three Aframax / LR2 tankers, as well as a $34.6 million increase in the borrowing capacity of our working capital facility (which size will fluctuate from period-to-period based on changes in outstanding working capital balances), partially offset by a $262.5 million decrease in the borrowing capacity of our revolving credit facility as a result of the sale-leaseback financing transactions and vessel sales completed during the year ended December 31, 2022 as well as scheduled reductions in the maximum capacity of the facility, $104.0 million of scheduled repayments and prepayments related to our term loan and scheduled repayments related to our obligations related to finance leases, $15.4 million of expenditures for capital upgrades for vessels and equipment, as well as a $3.0 million advance to our equity-accounted joint venture.

We anticipate that our liquidity at December 31, 2022, combined with cash we expect to generate for the 15 months following such date, will be sufficient to meet our cash requirements for at least the one-year period following the date of this Annual Report.

Our revolving credit facility matures in December 2024, and there was no amount outstanding at December 31, 2022. Our ability to refinance our revolving credit facility will depend upon, among other things, the estimated value of our vessels, our financial condition, and the condition of credit markets at such time. In addition, at December 31, 2022, we did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 30% of our fleet is currently aged 15 years and older, and we may need to begin the process of fleet renewal in the coming years. We expect that any fleet renewal expenditures will be funded using undrawn revolving credit facilities, cash on hand and new financing arrangements, including bank borrowings, finance leases, and potentially, the issuance of debt and equity securities.

The following table summarizes our contractual obligations as at December 31, 2022.

	Total	2023	2024	2025	2026	2027	Beyond 2027
(in millions of U.S. dollars)
U.S. Dollar-Denominated Obligations
Scheduled repayments of obligations related to finance leases (1)(2)	536.5	61.0	61.9	62.8	63.7	64.8	222.3
Chartered-in vessels (operating leases) (3)(4)	162.8	53.9	36.0	30.0	18.8	11.2	12.9
Total	699.3	114.9	97.9	92.8	82.5	76.0	235.2
(1)Excludes the total cost of $164.3 million under the purchase option notices that we provided in January 2023 to acquire one Suezmax tanker and eight Aframax / LR2 tankers as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases". The purchase and delivery of these vessels were completed in March 2023.
(2)Excludes the total cost of $142.8 million under the purchase option notices that we provided in March 2023 to acquire five Suezmax tankers and one Aframax / LR2 tanker as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases". The purchase and delivery of these vessels are expected to be completed in May 2023.
(3)Includes one Aframax / LR2 tanker that was delivered to us in January 2023 under a seven-year time charter-in contract entered into in December 2020 and one Aframax / LR2 tanker that was delivered to us in February 2023 under a three-year time charter-in contract entered into in December 2022.
(4)Excludes payments required if we exercise options to extend the terms of in-chartered leases signed as of December 31, 2022.

Other risks and uncertainties related to our liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 18 – Financial Statements: Note 21 - Income Tax (Expense) Recovery" of this Annual Report, which could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, as at December 31, 2022, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $24.4 million, and we guarantee 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services.
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with GAAP, which requires us to make estimates in the application of our accounting policies based on our best assumptions, judgments and opinions. On a regular basis, management reviews the accounting policies, assumptions, estimates and judgments in an effort to ensure that our consolidated financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they inherently involve significant judgments and uncertainties. For a further description of our material accounting policies, please read "Item 18 – Financial Statements: Note 1 – Summary of Significant Accounting Policies" included in this Annual Report.
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

Judgments and Uncertainties. Whether to use the load-to-discharge basis or the discharge-to-discharge basis depends on whether the customer directs the use of the vessel throughout the period of use, pursuant to the terms of the voyage charter. This is a matter of judgement. However, we believe that if the customer has the right to direct the vessel to different load and discharge ports, among other things, a voyage charter contract contains a lease, and the lease term begins on the later of the vessel’s last discharge or inception of the voyage charter contract. As such, in this case revenue is recognized on a discharge-to-discharge basis. Otherwise, it is recognized on a load-to-discharge basis. As at December 31, 2022, 2021 and 2020, revenue from voyages then in progress were recognized on a discharge-to-discharge basis.

Effect if Actual Results Differ from Assumptions. If our assessment of whether the customer directs the use of the vessel through-out the period of use is not consistent with actual results, then the period over which voyage revenue is recognized would be different and as such our revenues could be overstated or understated for any given period by the amount of such difference. Had revenue from voyages in progress been recognized on a load-to-discharge basis, our income from operations for the year ended December 31, 2022 would have decreased by $15.9 million.
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

Judgments and Uncertainties. For the years ended December 31, 2022, 2021 and 2020, depreciation was calculated using an estimated useful life of 25 years, commencing on the date the vessel is delivered from the shipyard. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Effect if Actual Results Differ from Assumptions. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense and potentially resulting in an impairment loss. A longer actual useful life will result in a decrease in depreciation expense. Had we depreciated our vessels using an estimated useful life of 20 years instead of 25 years effective December 31, 2021, our depreciation for the year ended December 31, 2022 would have increased by approximately $43.8 million.
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

Judgments and Uncertainties. Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates for the first three years are based on prevailing market 3-year time-charter rates and thereafter, a 10-year historical average of actual spot-charter rates earned by our vessels, adjusted to exclude years which management has determined are outliers. We consider as outliers those years that have been impacted by rare events or circumstances that have distorted the historical 10-year trailing average to such a degree that this average is not representative of what a reasonable outlook would be if we do not exclude such years. We have identified such events in the current 10-year historical period as at December 31, 2022, which has resulted in the exclusion of the years 2013 and 2021 from our averages. Our estimated charter rates are discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts primarily reflect expectations of lower utilization for older vessels.

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

Consistent with our methodology in prior years, we have determined that four of our vessels have a market value less than their carrying value as of December 31, 2022. We consider these vessels to be at a higher risk of future impairment as compared to other vessels in our fleet. While the market values of these vessels are below their carrying values, no impairment has been recognized on any of these vessels during the fourth quarter of 2022 as the estimated future undiscounted cash flows relating to such vessels are greater than their carrying values and GAAP does not allow an impairment to be recognized under this circumstance. These vessels do not necessarily represent vessels that would likely be impaired in the next twelve months. The recognition of an impairment in the future for these vessels may primarily depend upon our deciding to dispose of the vessel instead of continuing to operate it. In deciding whether to dispose of a vessel, we determine whether it is economically preferable to sell the vessel or continue to operate it. This assessment includes an estimation of the net proceeds expected to be received if the vessel is sold in its existing condition compared to the present value of the vessel’s estimated future revenue, net of operating costs. Such estimates are based on the terms of the existing charter, charter market outlook, estimated future vessel values, and estimated operating costs, given a vessel’s type, condition and age. In addition, we typically do not dispose of a vessel that is servicing a customer contract.

Our estimates of future cash flows are more sensitive to changes in certain assumptions, such as future charter rates. However, for the four vessels mentioned above where the undiscounted cash flows are greater than the carrying values, even if, at December 31, 2022, the 3-year time-charter rates and the 10-year historical average of actual spot-charter rates earned by our vessels, adjusted to exclude years which management has determined as outliers, was reduced by 5% or 10%, none of those four vessels would have been impaired.
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

Effect if Actual Results Differ from Assumptions. If we determined that an uncertain tax position was sustained upon examination, and such amount was in excess of the net amount previously recognized, we would increase our net income or decrease our net loss in the period such determination was made. Likewise, if we determined that an uncertain tax position was not sustained upon examination, we would typically decrease our net income or increase our net loss in the period such determination was made. See “Item 18 - Financial Statements: Note 21 - Income Tax (Expense) Recovery” of this Annual Report. As at December 31, 2022, the total amount of recognized uncertain tax liabilities was $42.0 million (December 31, 2020 - $45.6 million). If the uncertainty about these freight tax liabilities is resolved in the Company's favor, we would concurrently reverse these liabilities.
Non-GAAP Financial Measures
Net Revenues

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as income (loss) from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since under time charters, the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than income (loss) from operations, the most directly comparable GAAP financial measure. Net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with income (loss) from operations.

	Years Ended December 31,
(in thousands of U.S. Dollars)	2022	2021
Income (loss) from operations	255,949	(194,095)
Restructuring charges	1,822	—
(Gain) loss on sale and write-down of assets	(8,888)	92,368
General and administrative expenses	41,769	43,715
Depreciation and amortization	99,033	106,084
Time-charter hire expenses	27,374	13,799
Vessel operating expenses	150,448	165,375
Net revenues	567,507	227,246
EBITDA and Adjusted EBITDA
EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income (loss) before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain or loss on sale and write-down of assets, realized gain or loss on interest rate swaps, unrealized gain or loss on derivative instruments, equity income or loss, and certain other income or expenses. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income (loss) between periods.

We believe that including EBITDA and Adjusted EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity.

Neither EBITDA nor Adjusted EBITDA should be considered an alternative to net income (loss), operating income (loss), or any other measure of financial performance presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some items that affect net income (loss) and operating income (loss), and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table reconciles our consolidated EBITDA and Adjusted EBITDA to net income (loss).

	Years Ended December 31,
(in thousands of U.S. Dollars)	2022	2021
Reconciliation of "EBITDA" and "Adjusted EBITDA” to “Net income (loss)”
Net income (loss)	229,086	(242,372)
Depreciation and amortization	99,033	106,084
Interest expense, net of interest income	34,402	34,909
Income tax expense (recovery)	529	(1,931)
EBITDA	363,050	(103,310)
(Gain) loss on sale and write-down of assets	(8,888)	92,368
Realized (gain) loss on interest rate swaps	(532)	296
Unrealized gain on derivative instruments	(3,163)	(1,432)
Equity (income) loss	(244)	14,107
Other (income) expense (i)	(2,128)	1,263
Adjusted EBITDA	348,095	3,292
(i)The amount recorded for the year ended December 31, 2022 relates to foreign exchange gains and an expense related to the settlement of a legal claim. The amount recorded for the year ended December 31, 2021 relates to the premium paid in relation to the repurchase of six sale-leaseback vessels as part of the exercise of early purchase options, as well as foreign exchange gains.
Item 6.Directors, Senior Management and Employees
Our Board of Directors and executive officers oversee and supervise our operations. Subject to this oversight and supervision, certain of our operations are managed by our Manager.

Our President and Chief Executive Officer, Kevin Mackay, and our Chief Financial Officer, Stewart Andrade, allocate their time between managing our business and affairs as such officers and the business and affairs of Teekay Corporation. Mr. Mackay is a member of the senior leadership team of Teekay Corporation, while Mr. Andrade is employed by a subsidiary of Teekay Corporation. The amount of time Mr. Mackay and Mr. Andrade allocate between our business and the businesses of Teekay Corporation and other subsidiaries of Teekay Corporation may vary from time to time depending on the various circumstances and needs of the businesses.

Our officers and certain individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Teekay Corporation or its affiliates. We intend to seek to cause our officers to devote as much time to the management of our business and affairs as is necessary for the proper conduct thereof.

Please also read "Item 7 – Major Shareholders and Related Party Transactions - Related Party Transactions".
Directors and Executive Officers of Teekay Tankers Ltd.
The following table lists the directors and executive officers of Teekay Tankers Ltd. and their ages as of December 31, 2022.

Name	Age	Position
Stewart Andrade	50	Chief Financial Officer
Peter Antturi	64	Director (3)
Sai W. Chu	56	Director (1)(2)(3)
Richard T. du Moulin	76	Director (4)(5)(6)
Kenneth Hvid	54	Chair
Kevin Mackay	54	President and Chief Executive Officer
David Schellenberg	59	Director (4)

(1)Chair of Audit Committee.
(2)Member of Conflicts Committee.
(3)Member of Nominating and Corporate Governance Committee.
(4)Member of Audit Committee.
(5)Chair of Conflicts Committee.
(6)Chair of Nominating and Corporate Governance Committee.
Certain biographical information about each of the individuals included in the table above is set forth below.

Stewart Andrade was appointed as Chief Financial Officer of Teekay Tankers Ltd. in 2017. He joined Teekay in 2002 and has worked in a variety of roles and has been responsible for executing a number of strategic transactions, including acquisitions and the establishment of joint ventures, to grow Teekay Tankers Ltd. into one of the world’s leading tanker companies. Mr. Andrade is also responsible for Strategy and Business Development for Teekay’s tanker business, a role he has held since 2015. Prior to joining Teekay, Mr. Andrade worked in Ernst and Young’s consulting practice providing advisory services to a variety of Canadian and international organizations. Mr. Andrade is a Chartered Professional Accountant of Canada.

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

Sai W. Chu joined the board of Teekay Tankers Ltd. in May 2019 and currently serves as the Chair of its Audit Committee. Mr. Chu brings extensive financial experience to Teekay Tankers Ltd. with over 30 years of finance, operations and strategy experience primarily with public companies in shipping, specialty finance, utilities and technology. From 2007 to 2015, he served as Chief Financial Officer of Seaspan Corporation (NYSE: SSW), a containership lessor, and prior to that he served in various financial roles within its related companies. From 1994 to 2004, he held financial roles within other companies, including BC Gas Inc. (now Fortis Inc.). He is currently Chief Financial Officer of EarthDaily Analytics Corp., a big data company specialized in satellite imaging, data services and geo-analytics with global operations, after previously serving as the Chief Financial Officer of its predecessor company since 2017. Mr. Chu is a member of the Advisory Board of Maritime Partners LLC, a Jones Act-focused leasing platform, and is a founding board member of Canada’s Digital Technology Supercluster, where he currently serves on the Finance and Audit Committee. He is also currently an advisor to A2Z Capital Inc., a private equity firm. Mr. Chu is a member of the Chartered Professional Accountants of Canada.

Richard T. du Moulin joined the board of Teekay Tankers Ltd. in 2007. Mr. du Moulin previously served as the President of Intrepid Shipping L.L.C. from its founding in 2002 until he retired from that position in 2022. From 1998 to 2002, Mr. du Moulin served as Chairman and Chief Executive Officer of Marine Transport Corporation. Mr. du Moulin is a member of the Board of Trustees and Chairman Emeritus of the Seamen’s Church Institute of New York and New Jersey. Mr. du Moulin currently serves as an advisor to Hudson Structured Capital Management, a private equity firm, and as Chairman of the board of Pangaea Logistics Solutions, Ltd., a dry bulk shipping company. He also served as Chairman of Intertanko, the leading trade organization for the tanker industry, from 1996 to 1999 and previously also served as a director of Globe Wireless L.L.C. and Tidewater, Inc.

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
The compensation of our executive officers that are employees of Teekay Corporation or other subsidiaries thereof (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or its subsidiaries. In addition to any awards to our executive officers under our long-term incentive plan, we reimburse Teekay Corporation for time spent by our executive officers on our management matters. This reimbursement is a component of the management fee we pay our Manager pursuant to the Management Agreement. For the year ended December 31, 2022, the aggregate amount of executive officer compensation was $2.8 million (2021: $2.7 million; 2020: $2.5 million), a majority of which is paid by us to Teekay. Teekay Corporation’s annual bonus plan, in which each of our executive officers participates, is based on company performance and team performance.
Compensation of Directors
Officers of Teekay Corporation who serve as our directors do not receive additional compensation for their service as directors. Each of our non-employee directors receives compensation for attending meetings of the Board of Directors, as well as committee meetings. Non-employee directors receive an annual cash fee of $60,000 and an annual award of $75,000 paid by way of a grant of restricted stock units or, in certain years, restricted stock units or stock options. In addition, certain members of the Audit Committee each receive a committee cash fee of $7,500 per year, and the chair of the Audit Committee receives a cash fee of $17,000 per year for serving in that role. Members of the Conflicts Committee each receive a committee cash fee of $7,500 per year, and the chair of the Conflicts Committee receives a cash fee of $12,500 per year for serving in that role. Members of the Nominating and Corporate Governance Committee receive a committee cash fee of $5,000 per year, and the chair of the Nominating and Corporate Governance Committee receives a cash fee of $10,000 per year for serving in that role. During 2022, the chair and other member of the Conflicts Committee (both non-employee directors) received a special Conflicts Committee fee of cash $25,000 and $20,000 respectively. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board of Directors and committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2022, our four non-employee directors received an aggregate of $349,500 in cash fees for their services as directors (2021: $270,750; 2020: $242,006). In addition, each non-employee director received a $75,000 annual award for 2022 to be paid by way of a grant of restricted stock units, granted under our 2007 Long-Term Incentive Plan pursuant to this annual retainer. During 2022, we granted nil stock options (2021: nil; 2020: nil) and 16,648 restricted stock units (2021: 16,772; 2020: 13,125) to non-employee directors. The stock options and restricted stock units vest immediately.
Long-Term Incentive Program
All grants in 2022 were made under our 2007 Long-Term Incentive Plan. In March 2023, we adopted a 2023 Long-Term Incentive Plan (or the 2023 Plan) and suspended our 2007 Long-Term Incentive Plan (or the Prior Plan). We have authorized the issuance of up to 600,000 additional shares of Class A common stock pursuant to the 2023 Plan, in addition to up to an aggregate maximum of 1,291,416 shares that were previously reserved for issuance under the Prior Plan and either available or subject to outstanding awards (to the extent such awards terminate without the issuance of vested and non-forfeitable shares).

During 2022, we granted under the Prior Plan (i) no options to acquire shares of Class A common stock (2021: nil; 2020: nil) and (ii) 104,185 restricted stock units (2021: 111,067; 2020: 185,022) to officers and employees of the Company and to certain employees of Teekay Corporation’s subsidiaries that provide services to us. Each option under the Prior Plan has a 10-year term and vests equally over three years from the grant date, with the exception of options granted to directors, which vest on their respective grant dates. Each restricted stock unit is equal in value to one share of our Class A common stock plus reinvested dividends, if any, from the grant date to the vesting date. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of shares of Class A common stock. We intend to satisfy these grants by issuing shares from authorized capital. Please read "Item 18 – Financial Statements: Note 13 – Capital Stock".
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

The Board has the following three committees: Audit Committee, Conflicts Committee, and Nominating and Corporate Governance Committee. The membership of these committees and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Investors - Teekay Tankers Ltd. - Governance” from the home page of our website at www.teekay.com. During 2022, the Board held seven meetings and directors attended all Board meetings with the exception of one director who did not attend one meeting. The members of the Audit Committee, Conflicts Committee and Nominating and Corporate Governance Committee attended all meetings with the exception of one committee member who did not attend one meeting.

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

As of December 31, 2022, approximately 1,750 seagoing staff served on our owned and leased vessels. The majority of our subsidiaries employ seagoing staff directly. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries.

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

We believe that our and Teekay Corporation’s commitment to training is fundamental to the development of the highest caliber of seafarers for marine operations. Teekay Corporation’s cadet training approach is designed to balance academic learning with hands-on training at sea. Teekay Corporation has relationships with training institutions in Croatia, India, Philippines, Turkey and the United Kingdom. After receiving formal instruction at one of these institutions, a cadet’s training continues on-board vessels. Teekay Corporation also has a career development plan that was devised to ensure a continuous flow of qualified officers who are trained on its vessels and familiarized with its operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of December 31, 2022, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of March 1, 2023 (60 days after December 31, 2022) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned
All directors and executive officers as a group (7 persons) (1)	633,366	2.2%	1.9%
_______________________________
(1)Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation, which controls us. Please read "Item 7 – Major Shareholders and Related Party Transactions".
Item 7.Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership, as of March 15, 2023, of our Class A and Class B common stock by each entity or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, an entity or group beneficially owns any shares that the entity or group has the right to acquire as of May 14, 2023 (60 days after March 15, 2023) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned (4)	Class B Common Stock	Percent of Class B Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned (4)
Teekay Corporation (1)	5,036,306	17.2%	4,625,997	100.0%	28.5%
Dimensional Fund Advisors LP (2)	1,714,667	5.8%	—	—	5.1%
BlackRock, Inc. (3)	1,482,066	5.1%	—	—	4.4%
_______________________________
(1)The voting power represented by shares beneficially owned by Teekay Corporation is 9.6% for its Class A common stock, 44.1% for its Class B common stock and 53.7% for its total Class A and Class B common stock.
(2)Dimensional Fund Advisors LP has sole dispositive power as to 1,714,667 Class A common shares and has sole voting power as to 1,679,430 of these Class A common shares. This information is based on the Schedule 13G/A filed with the SEC on February 10, 2023.
(3)BlackRock, Inc. has sole dispositive power as to 1,482,066 Class A common shares and has sole voting power as to 1,437,227 of these Class A common shares. This information is based on the Schedule 13G filed with the SEC on March 8, 2023.
(4)Based on 29.3 million Class A common shares and 4.6 million Class B common shares outstanding as of December 31, 2022.

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

Peter Antturi, a member of our Board of Directors, is a member of Teekay Corporation's Board of Directors and serves as an executive officer and director of Resolute, as well as other subsidiaries and affiliates of Kattegat Limited.

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

In July 2015, we acquired our STS transfer business from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE. In addition to full service lightering and lightering support, this company also provided consultancy and LNG terminal management services. On April 30, 2020, we completed the sale of the non-U.S. portion of our STS business and our LNG terminal management business. Following the sale, our remaining STS support operations were integrated into our tanker business. Please read "Item 18 - Financial Statements: Note 4 - Segment Reporting" and "Item 18 - Financial Statements: Note 19 - Gain (Loss) on Sale and (Write-down) of Assets".

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
Management Agreement
In connection with our initial public offering in December 2007, we entered into a long-term Management Agreement with our Manager, which currently is Teekay Corporation's subsidiary, Teekay Services Limited, as successor by novation and assignment from Teekay Shipping Ltd., which in turn was successor by merger to the initial manager, Teekay Tankers Management Services Ltd.

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
Compensation of the Manager
Management Fees. In return for services under the Management Agreement, we pay our Manager fees that reimburse our Manager for its related direct and indirect expenses in providing administrative and strategic services and which include a profit margin based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar services.

For additional information about these services and fees, please see "Item 18 – Financial Statements: Note 14 – Related Party Transactions".

Performance Fee. In order to provide our Manager with an incentive to improve the results of our operations and financial condition, the Management Agreement also provides for payment of a performance fee in certain circumstances, in addition to the basic fees described above. Our Manager generally is entitled to payment of a performance fee equal to 20% of the Gross Cash Available for Distribution (as defined in the Management Agreement) if in a given fiscal year this figure exceeds $25.60 per share of our common stock (subject to adjustment for stock dividends, splits, combinations and similar events, and based on the weighted-average number of shares outstanding for the year) (or the Incentive Threshold).

We maintain an internal account (or the Cumulative Dividend Account) that reflects, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $21.20 per share annual incentive baseline. The Cumulative Dividend Account is intended to ensure that our shareholders receive an equivalent of at least $21.20 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance is reset to zero. We paid no performance fees to our Manager in 2022, 2021 and 2020.

Term and Termination Rights. Subject to certain termination rights, the current term of the Management Agreement will expire on December 31, 2027. If not terminated, the Management Agreement will automatically renew for a five-year period and thereafter be extended in additional five-year increments if we do not provide notice of termination in the fourth quarter of the year immediately preceding the end of the respective term.

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
Significant Changes
Please read "Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2022 and Early 2023” and “Item 18 – Financial Statements: Note 22 - Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2022.
Item 9.The Offer and Listing
Our Class A common stock is listed on the NYSE under the symbol “TNK”. Our Class B common stock is held entirely by Teekay and is not listed on any stock exchange.
Item 10.Additional Information
Articles of Incorporation and Bylaws
Our Amended and Restated Articles of Incorporation, as amended on November 27, 2017, July 6, 2018 and November 20, 2019 (as amended, our Articles of Incorporation), have been filed as Exhibit 1.1 to our Annual Report on Form 20-F for the year ended December 31, 2019 (File No. 001-33867), filed with the SEC on April 15, 2020, and our Amended and Restated Bylaws (or our Bylaws) have been filed as Exhibit 3.2 to Amendment No. 1 to our Registration Statement on Form F-1 (File No. 333-147798), filed with the SEC on December 11, 2007, and are each hereby incorporated by reference into this Annual Report.

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
Material Contracts
The contracts included as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. A description of our credit facility is included in “Item 18 – Financial Statements: Note 9 - Long-Term Debt.”

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
United States Federal Income Taxation of U.S. Holders
As used herein, the term U.S. Holder means a beneficial owner of our common stock that is, for U.S. federal income tax purposes: (i) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder), (ii) a corporation or other entity taxable as a corporation, that was created or organized under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the U.S. and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
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

Subject to holding period requirements and certain other limitations, dividends received with respect to our common stock by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate

U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the tax year during which the dividend is paid or the immediately preceding tax year (we intend to take the position that we are not now and have never been, classified as a PFIC, as discussed below). Any dividends received with respect to our common stock not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

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
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any tax year in which, after taking into account the income and assets of the corporation and, pursuant to a “look through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the stock or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either: (i) at least 75% of its gross income is “passive” income (or the PFIC income test); or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

With respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS or a court of law, will accept our position or that we would not constitute a PFIC for the 2023 tax year or for any future tax year if there were to be changes in our or our look-through subsidiaries’ assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any tax year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “qualified electing fund” (or a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark–to–market” election with respect to our common stock, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. A U.S. Holder who makes a timely QEF election (or an Electing Holder) must report the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each tax year for which we are a PFIC that ends with or within the Electing Holder’s tax year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in our common stock will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common stock and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common stock. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s common stock on the “qualification date.” The qualification date is the first day of our tax year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our tax years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our common stock during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior tax years and, at the present time, we do not intend to provide such information in the current tax year as we have not been and do not expect to be treated as a PFIC for 2023. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If we determine that we are or will be a PFIC for any tax year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.

Taxation of U.S. Holders Making a “Mark–to–Market” Election. If we were to be treated as a PFIC for any tax year and, as we anticipate, our Class A common stock were treated as “marketable stock,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our Class A common stock, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our Class A common stock and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each tax year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s Class A common stock at the end of the tax year over the U.S. Holder’s adjusted tax basis in the Class A common stock.

The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the Class A common stock over the fair market value thereof at the end of the tax year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our Class A common stock would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our Class A common stock in tax years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our Class A common stock in tax years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable stock, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our tax years and we were a PFIC for a prior tax year during which such U.S. Holder held our Class A common stock and for which (i) we were not a QEF with respect to such U.S. Holder and (ii) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first tax year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s Class A common stock exceeds the U.S. Holder’s adjusted tax basis in the Class A common stock at the end of the first tax year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark–to–Market Election. If we were to be treated as a PFIC for any tax year, a U.S. Holder who does not make either a QEF election or a “mark–to–market” election for that year (a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any “excess distribution” (i.e., the portion of any distributions received by the Non–Electing Holder on our common stock in a tax year in excess of 125% of the average annual distributions received by the Non–Electing Holder in the three preceding tax years, or, if shorter, the Non–Electing Holder’s holding period for our common stock), and (ii) any gain realized on the sale, exchange or other disposition of our common stock. Under these special rules:

•the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our common stock;
•the amount allocated to the current tax year and any tax year prior to the tax year we were first treated as a PFIC with respect to the Non-Electing Holder would be taxed as ordinary income in the current tax year;
•the amount allocated to each of the other tax years would be subject to U.S. federal income tax at the highest rate of tax in effect for the applicable class of taxpayer for that year; and
•an interest charge for the deemed deferral benefit would be imposed with respect to the resulting tax attributable to each such other tax year.

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
U.S. Return Disclosure Requirements for U.S. Individual Holders
U.S. Individual Holders who hold certain specified foreign financial assets, including stock in a foreign corporation that is not held in an account maintained by a financial institution with an aggregate value in excess of $50,000 on the last day of a tax year, or $75,000 at any time during that tax year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that tax year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our common stock under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Individual Holders are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement to their investment in our common stock.
United States Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common stock (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.
Distributions
In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our common stock unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the U.S.). If a Non-U.S. Holder is engaged in a trade or business within the U.S. and the distributions are deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the U.S.), the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such distributions.
Sale, Exchange or Other Disposition of Common Stock
In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common stock unless (i) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the U.S.) or (ii) the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the tax year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the U.S. and the disposition of our common stock is deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the U.S.), the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such gain.
Information Reporting and Backup Withholding
In general, distributions taxable as dividends with respect to, or the proceeds from a sale, redemption or other taxable disposition of, our common stock held by a Non–Corporate U.S. Holder will be subject to information reporting requirements, unless such distribution taxable as a dividend is paid and received outside the U.S. by a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations), or such proceeds are effected through an office outside the U.S. of a broker that is considered a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations). These amounts also generally will be subject to backup withholding if the Non-Corporate U.S. Holder:

•fails to timely provide an accurate taxpayer identification number;
•is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.

Information reporting and backup withholding generally will not apply to distributions taxable as dividends on our stock to a Non-U.S. Holder if such dividend is paid and received outside the U.S. by a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations) or the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8EXP, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

Payment of proceeds to a Non-U.S. Holder from a sale, redemption or other taxable disposition of our stock to or through the U.S. office of a broker, or through a broker that is considered a U.S. payor or U.S. middleman (within the meaning of U.S. Treasury Regulations), generally will be subject to information reporting and backup withholding, unless the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8EXP, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, a Non-Corporate U.S. Holder or Non-U.S. Holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.

Non-United States Tax Considerations
Marshall Islands Tax Considerations
Because we and our subsidiaries do not, and do not expect to, and assuming that we will not, conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to issuance of shares of our common stock was and is expected to be, and assuming will be, executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, holders of our common stock that are not citizens of and do not reside in, maintain offices in, or engage in business, operations, or transactions in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on our dividends. In addition, such shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common stock, and they will not be required by the Republic of the Marshall Islands to file a tax return relating to the common stock.

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
Documents on Display
Documents concerning us that are referred to herein may be accessed on our website under "Investors - Teekay Tankers Ltd. - Financials & Presentations" from the home page of our website at www.teekay.com or may be inspected at our principal executive offices at 4th Floor, Belvedere Building, 69 Pitts Bay Road, Hamilton, HM 08, Bermuda. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval system may also be obtained from the SEC’s website at www.sec.gov, free of charge.
Item 11.Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from foreign currency fluctuations, changes in interest rates, credit risk associated with the counterparties that hold our cash and cash equivalents and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Singapore Dollar, Euro, Canadian Dollar, British Pound and Japanese Yen. There is a risk that currency fluctuations will have a negative effect on the value of cash flows. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2022 or 2021.
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

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk.

The table below provides information about financial instruments as at December 31, 2022, that are sensitive to changes in interest rates, including our obligations related to finance leases and interest rate swap. For obligations related to finance leases the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. For the interest rate swap, the table presents the notional amount and interest rate by the expected contractual maturity date. The expected contractual maturity date does not reflect potential prepayments of obligations related to finance leases.

	2023	2024	2025	2026	2027	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)

(in millions of U.S. dollars, except percentages)
U.S. Dollar Denominated Obligations
Obligations related to finance leases
Variable Rate (2)(3)(4)	48.0	48.0	48.0	48.0	48.0	150.0	390.0	(390.4)	7.5%
Fixed Rate	13.1	13.9	14.8	15.7	16.8	72.2	146.5	(143.5)	6.3%

Interest rate swap
Contract Amount (2)	—	50.0	—	—	—	—	50.0	3.7	0.8%
(1)Rate refers to the weighted-average interest rate for our obligations related to finance leases, including the margin we pay on our variable-rate finance leases which, as of December 31, 2022, ranged from 2.70% to 2.85%, the weighted-average interest rate implicit in our obligations related to fixed-rate finance leases at the inception of the leases and the fixed pay rate for our interest rate swap agreement.
(2)Interest payments on our obligations related to variable-rate finance leases and interest rate swap are based on LIBOR. The average variable rate paid to us under our interest rate swap is set quarterly at the three-month LIBOR.
(3)Excludes the total cost of $164.3 million under the purchase option notices that we provided in January 2023 to acquire one Suezmax tanker and eight Aframax / LR2 tankers as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases". The purchase and delivery of these vessels were completed in March 2023.
(4)Excludes the total cost of $142.8 million under the purchase option notices that we provided in March 2023 to acquire five Suezmax tankers and one Aframax / LR2 tanker as part of the repurchase options under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases". The purchase and delivery of these vessels are expected to be completed in May 2023.

Credit Risk
We are exposed to credit loss in the event of non-performance by the financial institutions where our cash and cash equivalents are held. In order to minimize credit risk, we only place deposits with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits are held by and entered into with, as applicable, different counterparties to reduce concentration risk.
Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time, we may use forward freight agreements as a tool to protect against changes in spot tanker market rates. Forward freight agreements are contracts used to buy or sell a fixed volume of freight on specified trade routes. Forward freight agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index.
Item 12.Description of Securities Other than Equity Securities
Not applicable.
Part II
Item 13.Defaults, Dividend Arrearages and Delinquencies
None.
Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds
Not applicable.
Item 15.Controls and Procedures
We maintain disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (or the Exchange Act)) that are designed to ensure that (i) information required to be disclosed in our reports that are filed or submitted under the Exchange Act, are recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and (ii) information required to be disclosed by us in the reports we file or submit under the Exchange Act is accumulated and communicated to our management, including the principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2022.

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

Our internal controls are designed to provide reasonable assurance as to the reliability of our financial reporting and the preparation and presentation of the consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the U.S. Our internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with U.S. generally accepted accounting principles, and that our receipts and expenditures are being made in accordance with authorizations of management and the directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management determined that internal control over financial reporting was effective as of December 31, 2022.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and our internal control over financial reporting as of December 31, 2022. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.
Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended December 31, 2022 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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

Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2022 and 2021 was KPMG LLP, an independent registered public accounting firm. The following table shows the fees we were billed for audit services provided by KPMG LLP.

Fees (in thousands of U.S. dollars)	2022	2021
Audit Fees (1)	831	817
Audit-Related Fees (2)	—	7
Total	831	824
(1)Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, reviews of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.
(2)Audit-related fees consisted of attestation services for regulatory requirements.

No other services were provided to us by the auditors during 2022 or 2021.

The Audit Committee of our Board of Directors has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2022 and 2021.

In 2022, our Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X, with the exception of financial statement preparation services relating to the statutory audits of certain of our subsidiaries, the fees for which represented less than 5% of total fees for 2022.
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
Item 16H. Mine Safety Disclosure
Not applicable.
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
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

Item 19.Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd., as amended. (1)
1.2	Amended and Restated Bylaws of Teekay Tankers Ltd. (1)
2.1	Description of Securities Registered Under Section 12 of the Exchange Act. (1)
4.1	Contribution, Conveyance and Assumption Agreement (relating to the pursuit by Teekay Corporation and its affiliates of certain business opportunities). (2)
4.2	Deed of Novation and Amendment dated as of November 1, 2021, with respect to the Management Agreement, as amended or supplemented by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010, Amendment No. 3 dated as of January 1, 2011, Addendum to Management Agreement dated March 23, 2016, Amendment No. 4(a) dated as of August 18, 2016, Amendment No.4 dated as of March 31, 2019 and the Second Addendum to Management Agreement dated effective January 1, 2020.
4.3	Gross Revenue Sharing Pool Agreement dated as of December 2007 between Teekay Corporation, Teekay Tankers Ltd. and Teekay Chartering Limited. (2)
4.4	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan. (3)
4.5	Teekay Tankers Ltd. 2023 Long-Term Incentive Plan. *
4.6	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. (2)
4.7	Deed of Novation and Amendment dated as of November 1, 2021, with respect to the Commercial Management Services Agreement dated as of February 29, 2008, between Teekay Tankers Management Services Ltd. and Teekay Chartering Limited.
4.8	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investments Ltd. (4)
4.9	Secured Revolving Credit Facility Agreement dated January 28, 2020 between Teekay Tankers Ltd., Nordea Bank AB and various other banks, for a $532.8 million long-term debt facility. (1)
8.1	List of Subsidiaries of Teekay Tankers Ltd. *
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer. *
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer. *
13.1	Teekay Tankers Ltd. Certification of Kevin Mackay, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
13.2	Teekay Tankers Ltd. Certification of Stewart Andrade, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
15.1	Consent of KPMG LLP, as independent registered public accounting firm. *

101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because the XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	XBRL Taxonomy Extension Definition Linkbase.
101.LAB	XBRL Taxonomy Extension Label Linkbase.
101.PRE	XBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS).
___________________________
*    Filed herewith.
**    Furnished herewith.
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

TEEKAY TANKERS LTD.

Date: March 31, 2023	By:	/s/ Stewart Andrade
Stewart Andrade
Chief Financial Officer
(Principal Financial and Accounting Officer)

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
Teekay Tankers Ltd.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. and subsidiaries (the Company) as of December 31, 2022 and 2021, the related consolidated statements of income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2022, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2022, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 31, 2023 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Indicators of Impairment for Owned Conventional Tanker Vessels
As discussed in Note 1 to the consolidated financial statements, at each reporting date, the Company evaluates vessels and equipment that are intended to be held and used in the Company’s business for impairment when events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the net undiscounted cash flows expected to be generated over its remaining useful life, the carrying value of the asset is reduced to its estimated fair value. The Company’s evaluation of events or circumstances that may indicate impairment include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimation of future charter rates for vessels. The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2022, was $1,296,262 thousand, which includes owned conventional tanker vessels. The Company did not identify any indicators of impairment as at December 31, 2022 for its owned conventional tanker vessels.
We identified the assessment of indicators of impairment for owned conventional tanker vessels as a critical audit matter. A higher degree of subjective auditor judgment was required to assess the Company’s evaluation of anticipated operating cash flows, including estimated future charter rates and assumptions regarding the intended use of the assets as these assumptions are market-dependent and subject to significant changes. Changes in these significant assumptions could have changed the Company’s conclusion regarding indicators of impairment.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s identification and evaluation of indicators of impairment and the determination of estimated future charter rates and assumptions regarding the intended use of the owned conventional tanker vessels. We assessed estimated future charter rates by comparing them to historical rates and the rates in third-party industry publications for conventional tanker vessels with similar characteristics, including type and size. We assessed the intended use of the owned conventional tanker vessels by examining minutes of Board meetings to evaluate their use taking into account the changes in market conditions and events affecting the Company.

/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company's auditor since 2011.

Vancouver, Canada
March 31, 2023

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Teekay Tankers Ltd.

Opinion on Internal Control Over Financial Reporting
We have audited Teekay Tankers Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2022 and 2021, the related consolidated statements of income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2022, and the related notes (collectively, the consolidated financial statements), and our report dated March 31, 2023 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
March 31, 2023

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
REVENUES
Voyage charter revenues (note 3)	1,039,262	485,896	741,804
Time-charter revenues (note 3)	14,738	46,159	127,598
Other revenues (notes 3)	9,111	10,312	17,032
Total revenues	1,063,111	542,367	886,434

Voyage expenses	(495,604)	(315,121)	(297,225)
Vessel operating expenses (notes 14b and 14c)	(150,448)	(165,375)	(184,233)
Time-charter hire expenses (note 10)	(27,374)	(13,799)	(36,341)
Depreciation and amortization	(99,033)	(106,084)	(117,212)
General and administrative expenses (note 14b)	(41,769)	(43,715)	(39,006)
Gain (loss) on sale and (write-down) of assets (note 19)	8,888	(92,368)	(69,446)
Restructuring charges (note 20)	(1,822)	—	(1,398)
Income (loss) from operations	255,949	(194,095)	141,573

Interest expense	(35,740)	(35,031)	(51,525)
Interest income	1,338	122	1,199
Realized and unrealized gain (loss) on derivative instruments (note 11)	5,179	564	(2,220)
Equity income (loss) (note 5)	244	(14,107)	5,100
Other income (expense) (note 15)	2,645	(1,756)	473
Net income (loss) before income taxes	229,615	(244,303)	94,600
Income tax (expense) recovery (note 21)	(529)	1,931	(7,283)
Net income (loss)	229,086	(242,372)	87,317

Per common share amounts (note 18)
• Basic earnings (loss) per share	$6.74	($7.16)	$2.59
• Diluted earnings (loss) per share	$6.68	($7.16)	$2.57

Weighted-average number of Class A and Class B common stock outstanding (note 18)
• Basic	33,997,579	33,859,306	33,718,665
• Diluted	34,287,075	33,859,306	33,921,621
Related party transactions (note 14)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2022 $	As at December 31, 2021 $
ASSETS
Current
Cash and cash equivalents	180,512	50,572
Restricted cash - current (note 16)	3,714	2,221
Accounts receivable, net of allowance of $6.4 million (2021 - $1.8 million )	116,707	41,085
Assets held for sale (note 19)	—	43,543
Due from affiliates (note 14c)	2,486	4,220
Current portion of derivative assets (note 11)	2,087	—
Bunker and lube oil inventory	60,832	49,028
Prepaid expenses	10,248	10,223
Accrued revenue (note 3)	82,923	44,503
Total current assets	459,509	245,395
Restricted cash - long-term (note 16)	3,135	3,135
Vessels and equipment
At cost, less accumulated depreciation of $171.8 million (2021 - $271.9 million) (notes 9 and 19)	429,987	925,249
Vessels related to finance leases, at cost, less accumulated depreciation of $290.0 million (2021 - $112.9 million) (notes 10 and 19)	823,381	411,749
Operating lease right-of-use assets (notes 10 and 19)	42,894	14,257
Total vessels and equipment	1,296,262	1,351,255
Investment in and advances to equity-accounted joint venture (note 5)	16,198	12,954
Derivative assets (note 11)	1,622	668
Other non-current assets	3,451	1,422
Intangible assets at cost, less accumulated depreciation of $4.6 million (2021 - $4.2 million) (note 6)	1,051	1,494
Goodwill (note 6)	2,426	2,426
Total assets	1,783,654	1,618,749
LIABILITIES AND EQUITY
Current
Accounts payable	42,350	34,832
Accrued liabilities (notes 7, 14c, 20 and 21)	47,469	32,583
Short-term debt (note 8)	—	25,000
Current portion of long-term debt (note 9)	—	15,500
Current portion of derivative liabilities (note 11)	—	122
Current obligations related to finance leases (note 10)	60,161	27,032
Current portion of operating lease liabilities (notes 2 and 10)	16,585	9,389
Due to affiliates (note 14c)	1,141	10,944
Other current liabilities	2,468	1,686
Total current liabilities	170,174	157,088
Long-term debt (note 9)	—	304,791
Long-term obligations related to finance leases (note 10)	472,599	267,449
Long-term operating lease liabilities (notes 2 and 10)	26,858	4,868
Other long-term liabilities (note 21)	44,017	46,141
Total liabilities	713,648	780,337
Commitments and contingencies (notes 5, 8, 9, 10 and 11)
Equity
Common stock and paid-in capital (585.0 million shares authorized, 29.3 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2022 and 585.0 million shares authorized, 29.2 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2021) (note 13)	1,303,610	1,301,102
Accumulated deficit	(233,604)	(462,690)
Total equity	1,070,006	838,412
Total liabilities and equity	1,783,654	1,618,749
Subsequent events (note 22)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	229,086	(242,372)	87,317
Non-cash items:
Depreciation and amortization	99,033	106,084	117,212
(Gain) loss on sale and write-down of assets (note 19)	(8,888)	92,368	69,446
Unrealized (gain) loss on derivative instruments (note 11)	(3,163)	(1,432)	1,458
Equity (income) loss (note 5)	(244)	14,107	(5,100)
Income tax (recovery) expense (note 21)	(129)	(3,109)	7,113
Other	4,217	2,001	5,232
Change in operating assets and liabilities (note 16)	(112,224)	(47,985)	89,920
Expenditures for dry docking	(14,423)	(26,974)	(24,655)
Net operating cash flow	193,265	(107,312)	347,943

FINANCING ACTIVITIES
Proceeds from short-term debt (note 8)	134,000	50,000	235,000
Prepayments of short-term debt (note 8)	(159,000)	(35,000)	(275,000)
Proceeds from long-term debt, net of issuance costs (note 9)	—	221,167	574,872
Scheduled repayments of long-term debt (note 9)	(56,914)	(11,229)	(13,174)
Prepayments of long-term debt (note 9)	(267,592)	(135,000)	(882,495)
Proceeds from financing related to sales and leaseback of vessels, net of issuance costs (note 10)	288,108	140,226	—
Scheduled repayments of obligations related to finance leases (note 10)	(50,636)	(23,873)	(25,149)
Prepayment of obligations related to finance leases (note 10)	—	(184,115)	(29,596)
Other	(1,014)	(225)	(562)
Net financing cash flow	(113,048)	21,951	(416,104)

INVESTING ACTIVITIES
Proceeds from the sale of assets (2020 - net of cash sold of $2.1 million) (note 19)	69,646	58,090	85,892
Expenditures for vessels and equipment	(15,430)	(21,447)	(16,025)
Loan repayments from equity-accounted joint venture (note 5)	—	1,500	4,650
Advances to equity joint venture (note 5)	(3,000)	—	—
Net investing cash flow	51,216	38,143	74,517

Increase (decrease) in cash, cash equivalents and restricted cash	131,433	(47,218)	6,356
Cash, cash equivalents and restricted cash, beginning of the year	55,928	103,146	96,790
Cash, cash equivalents and restricted cash, end of the year (note 16c)	187,361	55,928	103,146
Supplemental cash flow information (note 16)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. dollars, except share amounts)

	Common Stock and Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated Deficit $	Total $
Balance as at December 31, 2019	33,655	1,209,023	88,532	(307,635)	989,920
Net income	—	—	—	87,317	87,317
Equity-based compensation (note 13)	83	1,665	—	—	1,665
Balance as at December 31, 2020	33,738	1,210,688	88,532	(220,318)	1,078,902
Net loss	—	—	—	(242,372)	(242,372)
Equity-based compensation (note 13)	51	1,882	—	—	1,882
Balance as at December 31, 2021	33,789	1,212,570	88,532	(462,690)	838,412
Net income	—	—	—	229,086	229,086
Equity-based compensation (note 13)	150	2,508	—	—	2,508
Balance as at December 31, 2022	33,939	1,215,078	88,532	(233,604)	1,070,006
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

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Significant intercompany balances and transactions have been eliminated upon consolidation.

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (or COVID-19) as a pandemic. Spot tanker rates had come under pressure from mid-May 2020 through to the end of 2021 as a result of significantly reduced oil demand due to COVID-19 and the subsequent decision by the OPEC+ group of oil producers to implement record oil supply cuts. Reduced oil production from other oil producing nations due to the impact of COVID-19, as well as the unwinding of floating storage and the delivery of newbuilding vessels to the world tanker fleet, had also contributed to the weakness in tanker rates and became a contributing factor to the write-down of certain tankers during the years ended December 31, 2021 and 2020, as described in Note 19 - Gain (Loss) on Sale and (Write-down) of Assets, and the reduction in certain tax accruals during the year ended December 31, 2020 as described in Note 21 - Income Tax (Expense) Recovery. At the end of 2020, the roll out of COVID-19 vaccines commenced. While global vaccination is an ongoing effort, it has contributed to the tempering and partial reversal of the negative impact that the pandemic had on oil demand during 2020 and 2021. As most countries around the world have now lifted their COVID-19 restrictions, the pandemic's impact on oil demand has diminished.
Foreign currency
The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in other income (expense) in the accompanying consolidated statements of income (loss).
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

If collectability of the time-charter hire receipts from time charters accounted for as operating leases is not probable, revenue that would have otherwise been recognized is limited to the amount collected from the charterer.

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

Restricted cash - current

The Company maintains restricted cash deposits relating to certain freight forward agreements (see note 11).

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

Bunker and lube oil inventory

Bunker and lube oil inventory is stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.
Investments in equity-accounted joint ventures
The Company’s investments in equity-accounted joint ventures, in which the Company does not control but has the ability to exercise significant influence over the operating and financial policies of the entity, are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity-accounted joint venture investment for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the investment in the equity-accounted joint venture is impaired and if its estimated fair value is less than its carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in equity income (loss) on the Company’s consolidated statements of income (loss). The Company’s maximum exposure to loss is the amount it has invested in its equity-accounted joint venture and its proportionate share of guaranteed debt of the joint venture.

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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation for vessels is calculated using an estimated useful life of 25 years from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (excluding amortization of dry-docking costs and intangible assets) for the years ended December 31, 2022, 2021 and 2020 totaled $71.9 million, $78.5 million and $88.3 million, respectively.

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

The following table summarizes the change in the Company’s capitalized dry-docking costs, from January 1, 2020 to December 31, 2022:

	Year Ended December 31,
	2022 $	2021 $	2020 $
Balance at the beginning of the year	62,914	67,527	71,807
Cost incurred for dry docking	15,792	23,042	28,546
Dry-dock amortization	(26,666)	(27,123)	(27,851)
Write-down / sale of vessels	(566)	(532)	(4,975)
Balance at the end of the year	51,474	62,914	67,527

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

The Company uses the effective interest rate method to subsequently account for the lease liability, whereby interest is recognized in interest expense in the Company’s consolidated statements of income (loss). For those leases classified as operating leases, lease interest and right-of-use asset amortization in aggregate result in a straight-line expense profile that is presented in time-charter hire expense for vessels and general and administrative expense for office leases, unless the right-of-use asset becomes impaired. For those leases classified as finance leases, the right-of-use asset is amortized on a straight-line basis over the remaining life of the vessel, with such amortization included in depreciation and amortization in the Company’s consolidated statements of income (loss). Variable lease payments that are based on the usage or performance of the underlying asset are recognized as an expense when incurred, unless achievement of a specified target triggers the lease payment, in which case an expense is recognized in the period achievement of the target is considered probable.

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Credit losses

The Company utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for advances to equity-accounted joint ventures, guarantees of secured loan facilities of equity-accounted joint ventures, non-operating lease accounts receivable, contract assets and other receivables at the time the financial asset is originated or acquired. The expected credit losses are subsequently adjusted each period for changes in expected lifetime credit losses. The Company discontinues accrual of interest on financial assets if collection of required payments is no longer probable, and in those situations, recognizes payments received on non-accrual assets on a cash basis method, until collection of required payments becomes probable. The Company considers a financial asset to be past due when payment is not made within 30 days of it being owed, assuming there is no dispute or other uncertainty regarding the amount owing.

Expected credit loss provisions are presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset and as an other long-term liability for expected credit loss provisions that relate to guarantees of secured loan facilities of equity-accounted joint ventures. Changes in expected credit loss provisions are presented within other income (expense) within the consolidated statements of income (loss).

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
The Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position taken or expected to be taken in a tax return will be sustained on examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax (expense) recovery in the Company's consolidated statements of income (loss).

The Company believes that it and its subsidiaries are not subject to income taxation under the laws of the Republic of the Marshall Islands or that distributions by its subsidiaries to the Company will not be subject to any income taxes under the laws of such countries, and that it qualifies for the Section 883 exemption under U.S. federal income tax purposes.
Derivative instruments
All derivative instruments are initially recorded at fair value as either assets or liabilities in the accompanying consolidated balance sheets and subsequently remeasured to fair value each period end, regardless of the purpose or intent of holding the derivative. The method of recognizing the resulting gains or losses is dependent on whether the derivative contracts are designed to hedge a specific risk and whether the contracts qualify for hedge accounting. The Company does not apply hedge accounting to its derivative instruments.

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
2.Recent Accounting Pronouncements
In March 2020, the FASB issued Accounting Standards Update 2020-04, Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). ASU 2020-04 provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). The amendments in ASU 2020-04 apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued. The Company adopted this update effective January 1, 2022. The adoption of ASU 2020-04 did not have any material impact on the Company's consolidated financial statements and related disclosures.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

3.Revenue
The Company’s primary source of revenue is from chartering its vessels (Suezmax tankers, Aframax tankers and Long Range 2 (or LR2) tankers) to its customers. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters.

The extent to which the Company employs its vessels on voyage charters versus time charters is dependent upon the Company’s chartering strategy and the availability of time charters. Spot market rates for voyage charters are volatile from period to period, whereas time charters provide a stable source of monthly revenue. The Company also provides ship-to-ship support services, which include managing the process of transferring cargo between seagoing ships positioned alongside each other, as well as management services to third-party owners of vessels. Prior to April 30, 2020, the Company managed liquefied natural gas (or LNG) terminals and procured LNG-related goods for terminal owners and other customers. On April 30, 2020, the Company completed the sale of the non-U.S. portion of its ship-to-ship support services business, as well as its LNG terminal management business (see note 19).

Voyage Charters

Voyage charters are charters for a specific voyage that are usually priced on a current or "spot" market rate. Voyage charters for full service lightering voyages may also be priced based on pre-agreed terms. The performance obligations within a voyage charter contract, which will typically include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of the voyage, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the vessel owner. The Company’s voyage charters will normally contain a lease; however, judgment is necessary to determine whether this is the case based upon the decision-making rights the charterer has under the contract. Consideration for such contracts is either fixed or variable, depending on certain conditions. Delays caused by the charterer result in additional consideration. Payment for the voyage is not due until the voyage is completed. The duration of a single voyage will typically be less than three months. As such, accrued revenue at the end of a period will be invoiced and paid in the subsequent period. The amount of accrued revenue at any point in time will depend on the percent completed of each voyage in progress as well as the freight rate agreed for those specific voyages. The Company does not engage in any specific tactics to minimize vessel residual value risk due to the short-term nature of the contracts.

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

As at December 31, 2022, two of the Company’s vessels operated under time-charter contracts with the Company’s customers, which are scheduled to expire in 2023 and 2024, respectively. As at December 31, 2022, the future hire payments expected to be received by the Company under time charters then in place were approximately $30.9 million (2023) and $10.9 million (2024), including one Aframax / LR2 tanker that was delivered to the Company in the first quarter of 2023 and commenced a one year time charter-out contract. The hire payments should not be construed to reflect a forecast of total charter hire revenues for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after December 31, 2022, from unexercised option periods of contracts that existed on December 31, 2022, or from variable consideration, if any, under contracts. In addition, future hire payments presented above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

The carrying amount of the Company's owned, leased and chartered-in vessels employed on time charters as at December 31, 2022, was $48.1 million (December 31, 2021 - $61.7 million). The cost and accumulated depreciation of the vessels employed on these time charters as at December 31, 2022 were $53.4 million (December 31, 2021 - $74.3 million) and $5.3 million (December 31, 2021 - $12.6 million), respectively. As at December 31, 2022, the Company had no (December 31, 2021 - $0.9 million) advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues in subsequent periods and which are included in other current liabilities on the Company's consolidated balance sheets. During the year ended December 31, 2022, the Company recognized revenue of $0.9 million that was included as contract liabilities at December 31, 2021.

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Revenue Table

The following table contains a breakdown of the Company's revenue by contract type for the years ended December 31, 2022, 2021 and 2020. All revenue is part of the Company's tanker segment, except for revenue for the non-U.S. portion of the ship-to-ship support services and LNG terminal management, consultancy, procurement, and other related services, which are part of the Company's previously existing ship-to-ship transfer segment (see note 4). The Company’s lease income consists of the revenue from its voyage charters and time charters.

	Year Ended December 31,
	2022 $	2021 $	2020 $
Voyage charter revenues
Suezmax	557,971	259,075	340,535
Aframax / LR2	357,791	172,891	307,549
Full service lightering	123,500	53,930	93,720
Total	1,039,262	485,896	741,804

Time-charter revenues
Suezmax	49	20,390	107,543
Aframax / LR2	14,689	25,769	20,055
Total	14,738	46,159	127,598

Other revenues
Ship-to-ship support services	4,567	5,467	9,621
Vessel management	4,544	4,845	7,019
LNG terminal management, consultancy, procurement and other	—	—	392
Total	9,111	10,312	17,032

Total revenues	1,063,111	542,367	886,434
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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following table presents results for the Company’s revenues and income from operations by segment for the year ended December 31, 2020. No results are included for the years ended December 31, 2022 and 2021 as the Company only had one reportable segment during these periods.

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

	Year Ended December 31,
	2022	2021	2020
Shell	(1)	$60.8 million (2)	(1)
Vitol	(1)	$55.5 million (3)	(1)
(1)Less than 10% of consolidated revenues.
(2)11% of consolidated revenues.
(3)10% of consolidated revenues.
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

As at December 31, 2022, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $24.4 million (December 31, 2021 - $28.1 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by the Company.

During the year ended December 31, 2021, the Company recognized an other-than-temporary decline in the carrying value of its investment in the High-Q joint venture, primarily due to a decline in value of the VLCC as a result of the tanker market which was impacted by the COVID-19 pandemic. The investment was written-down by $11.6 million to its estimated fair value, which was recognized in equity loss in the consolidated statement of loss for the year ended December 31, 2021.

For the years ended December 31, 2022, 2021 and 2020, the Company recorded equity income (loss) of $0.2 million, $(14.1) million and $5.1 million, respectively, which comprises its share of net income (loss) from the High-Q joint venture, as well as the impairment recognized in 2021.

As at December 31, 2022 and 2021, the Company had a total investment in and advances to its equity-accounted joint venture of $16.2 million and $13.0 million, respectively (see note 12).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

6.Goodwill and Intangible Assets
In 2015, the Company acquired a ship-to-ship transfer business (previously referred to as SPT and now known as Teekay Marine Solutions or TMS) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE, and recognized goodwill and intangible assets relating to customer relationships at the time of acquisition.

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

Goodwill

The carrying amount of goodwill was $2.4 million as at December 31, 2022 and 2021. In 2022, 2021 and 2020, the Company conducted its annual goodwill impairment review and concluded that no impairment had occurred.

Intangible Assets

The carrying amounts of intangible assets are as follows:

	As at
	December 31, 2022	December 31, 2021
	$	$
Customer relationships At cost, less accumulated amortization of $4.6 million (2021 - $4.2 million) (1)	1,051	1,494
	1,051	1,494
(1)The customer relationships are being amortized over a weighted average amortization period of 10 years. Amortization of intangible assets for the year ended December 31, 2022 was $0.4 million (2021 - $0.5 million, 2020 - $1.0 million). Amortization of intangible assets for the remaining three years subsequent to 2022 is expected to be $0.4 million (2023), $0.4 million (2024) and $0.3 million (2025).
7.Accrued Liabilities

	Year Ended December 31,
	2022 $	2021 $
Voyage and vessel	32,076	26,855
Corporate accruals	476	604
Interest	1,976	1,951
Payroll and benefits (note 14c)	12,941	3,173
Accrued liabilities	47,469	32,583

8.Short-Term Debt
As at December 31, 2022, Teekay Tankers Chartering Pte. Ltd. (or TTCL), a wholly-owned subsidiary of the Company, had a working capital loan facility (or the Working Capital Loan), which provided for aggregate borrowings up to $80.0 million. The amount available for drawdown is limited to a percentage of certain receivables and accrued revenue, which is assessed on a weekly basis. As at December 31, 2022, the next maturity date of the Working Capital Loan is in May 2023. The Working Capital Loan maturity date is continually extended for further periods of six months thereafter unless and until the lender gives notice in writing that no further extensions shall occur. Proceeds of the Working Capital Loan are used to provide working capital in relation to certain vessels subject to the RSAs. Interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.85% (December 31, 2021 - based on LIBOR plus a margin of 3.5%). The Working Capital Loan is collateralized by the assets of TTCL. The Working Capital Loan requires the Company to maintain its paid-in capital contribution under the RSAs and the retained distributions of the RSA counterparties in an amount equal to the greater of (a) an amount equal to the minimum average capital contributed by the RSA counterparties per vessel in respect of the RSA (including cash, bunkers or other working capital contributions and amounts accrued to the RSA counterparties but unpaid) and (b) a minimum capital contribution ranging from $20.0 million to $30.0 million based on the amount borrowed. As at December 31, 2022, $nil (December 31, 2021 - $25.0 million) was owing under this facility, the aggregate available borrowings were $80.0 million (December 31, 2021 - $45.4 million), and the interest rate on the facility was 7.2% (December 31, 2021 - 3.6%). As at December 31, 2022, the Company was in compliance with all covenants in respect of this facility.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

9.Long-Term Debt

	Year Ended December 31,
	2022 $	2021 $
Revolving credit facility due through December 2024	—	271,167
Term loan due in August 2023	—	53,339
Total principal	—	324,506
Less: unamortized discount and debt issuance costs	—	(4,215)
Total debt	—	320,291
Less: current portion	—	(15,500)
Long-term portion	—	304,791

As at December 31, 2022, the Company had one revolving credit facility (or the 2020 Revolver), which, as at such date, provided for aggregate borrowings of up to $82.5 million (December 31, 2021 - $344.9 million), of which $82.5 million (December 31, 2021 - $73.7 million) was undrawn. Interest payments are based on LIBOR plus a margin of 2.40%. The total amount available under the 2020 Revolver decreases by $29.9 million (2023) and $52.6 million (2024). The 2020 Revolver is collateralized by 13 of the Company's vessels, together with other related security.

As at December 31, 2022, the Company had no balance owing on its term loan (or the 2020 Term Loan) (December 31, 2021 - $53.3 million) as the outstanding balance was fully repaid during the second half of 2022 by making prepayments which totaled $44.9 million. Interest payments were based on LIBOR plus a margin of 2.25%. The 2020 Term Loan was collateralized by four of the Company's vessels, together with other related security, and these vessels are now unencumbered after the term loan was fully repaid.

The 2020 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility period. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2022, the hull coverage ratio for the 2020 Revolver was not applicable due to no balance being drawn. A decline in the tanker market could negatively affect this ratio. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt and obligations related to finance leases. As at December 31, 2022, the Company was in compliance with all covenants in respect of the 2020 Revolver.

The weighted-average interest rate on the Company’s long-term debt as at December 31, 2022 was 0.0% (December 31, 2021 – 2.5%). This rate does not reflect the effect of the Company’s interest rate swap agreement (see note 11).
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
With respect to time charter-in contracts with an original term of more than one year, for the year ended December 31, 2022, the Company incurred $26.5 million (2021 - $11.3 million) of time-charter hire expenses related to seven (2021 - eight) time charter-in contracts, of which $11.4 million (2021 - $3.9 million) was allocable to the lease component and $15.1 million (2021 - $7.4 million) was allocable to the non-lease component. The $11.4 million (2021 - $3.9 million) allocable to the lease component approximates the cash paid for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the year ended December 31, 2022. Five of these time charter-in contracts include an option to extend the charter for an additional one-year term, and one includes an option to extend the charter for an additional 18-month term. Since it is not reasonably certain that the Company will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at December 31, 2022, the weighted-average remaining lease term and weighted-average discount rate for these time charter-in contracts were 3.4 years and 6.02%, respectively (2021 - 1.5 years and 4.30%, respectively).
The Company has elected to recognize the lease payments of short-term leases in the statement of income (loss) on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. For the year ended December 31, 2022, the Company incurred $0.9 million (2021 - $2.5 million) of time-charter hire expense related to time charter-in contracts classified as short-term leases.
During the year ended December 31, 2022, the Company chartered in one Aframax / LR2 vessel and one Suezmax vessel for periods of 24 months and 54 months, respectively, which resulted in the Company recognizing right-of-use assets and lease liabilities of $8.9 million and $30.3 million on the lease commencement dates for the Aframax / LR2 vessel and Suezmax vessel, respectively. During the year ended December 31, 2022, the Company also agreed to modify two existing lightering support vessel in-charter contracts, which resulted in the Company recognizing right-of-use assets and lease liabilities of $2.1 million on the lease modification dates. During the year ended December 31, 2021, the Company chartered in three Aframax / LR2 vessels and one lightering support vessel for periods of 24 months, which resulted in the Company recognizing right-of-use

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

assets and lease liabilities of $15.5 million and $0.8 million on the lease commencement dates for the Aframax / LR2 vessels and lightering support vessel, respectively. In December 2020, the Company entered into a time charter-in contract for one Aframax / LR2 tanker newbuilding for a period of seven years, with three additional one-year extension options, which was delivered to the Company in the first quarter of 2023. In December 2022, the Company entered into another time charter-in contract for one Aframax / LR2 tanker, which was delivered to the Company in the first quarter of 2023, for a period of three years, with an option to extend for one additional year. The Company expects to recognize right-of-use assets and lease liabilities of approximately $18.4 million and $20.7 million for the two Aframax / LR2 vessels on their respective lease commencement dates in 2023.

A maturity analysis of the Company's operating lease liabilities from time charter-in contracts (excluding short-term leases) as at December 31, 2022 is as follows:

	Lease Commitment $	Non-Lease Commitment $	Total Commitment $
As at December 31, 2022
Payments:
2023	18,776	16,676	35,452
2024	10,810	6,917	17,727
2025	7,980	3,792	11,772
2026	7,980	3,792	11,772
2027	2,929	1,392	4,321
Total payments	48,475	32,569	81,044
Less: imputed interest	(5,032)
Carrying value of operating lease liabilities	43,443

As at December 31, 2022, the total minimum commitments to be incurred by the Company under time charter-in contracts were approximately $53.9 million (2023), $36.0 million (2024), $30.0 million (2025), $18.8 million (2026), $11.2 million (2027), and $12.9 million (thereafter), including two Aframax / LR2 tankers that were delivered to the Company in the first quarter of 2023 and commenced a seven-year time charter-in contract and a three-year time charter-in contract, respectively. As at December 31, 2021, the total minimum commitments to be incurred by the Company under time charter-in contracts were approximately $24.8 million (2022), $18.2 million (2023), $6.8 million (2024), $6.8 million (2025), $6.8 million (2026), and $17.8 million (thereafter), including one Aframax / LR2 tanker newbuilding then expected to be delivered to the Company in the fourth quarter of 2022 to commence a seven-year time charter-in contract.

Obligations Related to Finance Leases

	As at	As at
	December 31, 2022	December 31, 2021
	$	$
Obligations related to finance leases	536,480	295,828
Less: unamortized discount and debt issuance costs	(3,720)	(1,347)
Total obligations related to finance leases	532,760	294,481
Less: current portion	(60,161)	(27,032)
Long-term obligations related to finance leases	472,599	267,449
As at December 31, 2022, the Company had sale-leaseback financing transactions with financial institutions relating to 27 of the Company's vessels, including eight vessels for which sale-leaseback financing transactions were completed in March 2022 for a total of $177.3 million, and five vessels for which sale-leaseback financing transactions were completed in April 2022 for a total of $114.0 million. In January 2023, the Company gave notice to exercise its vessel purchase options to acquire one Suezmax tanker and eight Aframax / LR2 tankers for a total cost of $164.3 million, as part of the repurchase options under the sale-leaseback arrangements. The purchase and delivery of these vessels were completed in March 2023 (note 22). In addition, in March 2023, the Company gave notice to exercise its vessel purchase options to acquire five Suezmax tankers and one Aframax / LR2 tanker for a total cost of $142.8 million, as part of the repurchase options under the sale-leaseback arrangements. The Company expects to complete the purchase and delivery of these vessels in May 2023 (note 22).
Under the sale-leaseback arrangements, the Company transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from six to 12-year terms ending between 2028 and 2031. The Company is obligated to purchase nine of the vessels upon maturity of their respective bareboat charters. The Company also has the option to purchase each of the 27 vessels, 15 of which can be purchased between now and the end of their respective lease terms, four of which can be purchased starting in September 2023 until the end of their respective lease terms, and the remaining eight of which can be purchased starting in March 2024 until the end of their respective lease terms.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2022, the Company consolidated six of the 27 Lessors for financial reporting purposes as VIEs. The Company understands that these vessels and lease operations are the only assets and operations of the Lessors. The Company operates the vessels during the lease terms, and as a result, is considered to be the Lessors' primary beneficiary. The liabilities of the six Lessors are loans and are non-recourse to the Company. The amounts funded to the six Lessors in order to purchase the vessels materially match the funding to be paid by the Company's subsidiaries under these lease-back transactions. As a result, the amounts due by the Company's subsidiaries to the six Lessors considered as VIEs have been included in obligations related to finance leases as representing the Lessors' loans.

The 21 sale-leaseback transactions completed in 2021 and 2022 have been accounted for as failed sales and the Company has not derecognized the assets and continues to depreciate the assets as if it was the legal owner. Proceeds received from the sales have been set up as an obligation related to finance lease and bareboat charter hire payments made by the Company to the Lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.

The bareboat charters related to all 27 of these vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to finance leases.

Eighteen of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at December 31, 2022, these ratios ranged from 173% to 292% (December 31, 2021 - ranged from 106% to 134%). The remaining nine of the bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 105% of the total outstanding principal balance. As at December 31, 2022, these ratios ranged from 202% to 280% (December 31, 2021 - ranged from 132% to 140%). For 15 of the bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that the Company prepay additional charter hire. For the remaining 12 bareboat charters, should any of these ratios drop below the required amount, the Lessor may request that the Company either prepay additional charter hire in the amount of the shortfall or, in certain circumstances, make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant Lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.

The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by one or more agreed upon third parties. As at December 31, 2022, the Company was in compliance with all covenants in respect of its obligations related to finance leases.

The weighted-average interest rate on the Company's obligations related to finance leases as at December 31, 2022 was 7.2% (December 31, 2021 - 4.8%).

As at December 31, 2022, the Company's total remaining commitments related to the financial liabilities of these vessels were approximately $695.2 million (December 31, 2021 - $364.6 million), including imputed interest of $158.7 million (December 31, 2021 - $68.8 million), repayable from 2023 through 2031, as indicated below:

Commitments
December 31, 2022
Year	$
2023	97,806
2024	94,304
2025	90,541
2026	86,909
2027	83,276
Thereafter	242,328
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

In March 2020, the Company entered into an interest rate swap agreement which is scheduled to mature in December 2024. The following summarizes the Company's interest rate swap agreement as at December 31, 2022:

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Interest Rate Index	Notional Amount $	Fair Value / Carrying Amount of Asset $	Remaining Term (years)	Fixed Swap Rate (%) (1)
LIBOR-Based Debt:
U.S. Dollar-denominated interest rate swap agreement	LIBOR	50,000	3,709	2.0	0.76
(1)Excludes the margin the Company pays on its variable-rate long-term debt, which, as of December 31, 2022, is 2.40%.

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

Forward freight agreements

The Company uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain (loss) on derivative instruments in the Company's consolidated statements of income (loss).

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current portion of derivative assets $	Derivative assets $	Current portion of derivative liabilities $
As at December 31, 2022
Interest rate swap agreement	2,087	1,622	—
	2,087	1,622	—

As at December 31, 2021
Interest rate swap agreement	—	668	(118)
Forward freight agreements	—	—	(4)
	—	668	(122)

Realized and unrealized gains (losses) relating to the interest rate swap and FFAs are recognized in earnings and reported in realized and unrealized gain (loss) on derivative instruments in the Company’s consolidated statements of income (loss) as follows:

	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $	Year Ended December 31, 2020 $
Realized gains (losses) relating to:
Interest rate swap agreements	532	(296)	481
Forward freight agreements	1,484	(572)	(1,242)
	2,016	(868)	(761)

Unrealized gains (losses) relating to:
Interest rate swap agreements	3,159	1,436	(1,545)
Forward freight agreements	4	(4)	86
	3,163	1,432	(1,459)
Total realized and unrealized gain (loss) on derivative instruments	5,179	564	(2,220)

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

Investment in equity-accounted joint venture – The estimated fair value of the Company’s investment in its equity-accounted joint venture includes an estimate of the fair value of the joint venture's VLCC (see note 5), which is determined based on appraised values. In cases where an active second-hand sale and purchase market exists, an appraised value is generally the amount the joint venture would expect to receive if it were to sell the vessel. The appraised values are provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. The joint venture also has long-term debt, which fair value is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the joint venture. Other assets and liabilities included in the joint venture's balance sheet include working capital balances and the fair value of such amounts generally approximate their carrying value.
Long-term debt – The fair value of the Company’s long-term debt is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Long-term obligations related to finance leases – The fair value of the Company's long-term obligations related to finance leases is estimated using discounted cash flow analyses, based on rates currently available for debt with similar terms and remaining maturities and the current credit worthiness of the Company.

Derivative instruments – The fair value of the Company’s interest rate swap agreements is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and if the swap is not collateralized, the current credit worthiness of either the Company or the swap counterparties. The estimated amount is the present value of future cash flows. The inputs used to determine the future cash flows include the fixed interest rate of the swaps and market interest rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

		December 31, 2022		December 31, 2021
	Fair Value Hierarchy Level	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 16c)	Level 1	187,361	187,361	55,928	55,928
Derivative instruments (note 11)
Interest rate swap agreement	Level 2	3,709	3,709	550	550
Freight forward agreements	Level 2	—	—	(4)	(4)

Non-recurring:
Assets held for sale (note 19)	Level 2			40,854	40,854
Equity-accounted joint venture (note 5)	Level 2			9,174	9,174

Other:
Short-term debt (note 8)	Level 2	—	—	(25,000)	(25,000)
Advances to equity-accounted joint venture (note 5)	Level 2	6,780	Note (1)	3,780	3,780
Long-term debt, including current portion (note 9)	Level 2	—	—	(320,291)	(325,509)
Obligations related to finance leases, including current portion (note 10)	Level 2	(532,760)	(533,977)	(294,481)	(306,386)
(1)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these consolidated financial statements. As at December 31, 2022, the fair values of the individual components of such aggregate interests were not determinable. As at December 31, 2021, the Company's investment in its equity-accounted joint venture was written-down to its estimated fair value. At such time, the fair value of the Company's advance to its equity-accounted joint venture was estimated to approximate its carrying value.
13.Capital Stock
The authorized capital stock of Teekay Tankers Ltd. at December 31, 2022 was 100.0 million shares of Preferred Stock (December 31, 2021 - 100.0 million shares of Preferred Stock), with a par value of $0.01 per share (2021 - $0.01 per share), 485.0 million shares of Class A common stock (December 31, 2021 - 485.0 million shares of Class A common stock), with a par value of $0.01 per share (December 31, 2021 - $0.01 per share), and 100.0 million shares of Class B common stock (December 31, 2021 - 100.0 million shares of Class B common stock), with a par value of $0.01 per share (December 31, 2021 - $0.01 per share). The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2022, the Company had 29.3 million shares of Class A common stock (December 31, 2021 – 29.2 million), 4.6 million shares of Class B common stock (December 31, 2021 – 4.6 million) and no shares of Preferred Stock (December 31, 2021 – nil) issued and outstanding.

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
Stock-based Compensation
As at December 31, 2022, the Company had reserved under its 2007 Long-Term Incentive Plan a total of 1,250,000 shares of Class A common stock for issuance pursuant to awards granted under the plan (December 31, 2021 – 1,250,000 Class A common stock). For the year ended December 31, 2022, a total of 16.6 thousand shares (2021 – 16.8 thousand shares; 2020 – 13.1 thousand shares) of Class A common stock were granted to the Company’s non-management directors as part of their annual compensation, of which 6.1 thousand shares (2021 – 9.6 thousand shares; 2020 – 13.1 thousand shares) were issued. The compensation cost relating to the granting of such stock has been included in general and administrative expenses in the Company's consolidated statements of income (loss) in the amounts of $0.3 million, $0.3 million, and $0.2 million for the years ended December 31, 2022, 2021, and 2020, respectively.

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

During 2022, 2021 and 2020, no stock options were granted by the Company.

A summary of the Company’s stock option information for the years ended December 31, 2022, 2021, and 2020 is as follows:

	December 31, 2022		December 31, 2021		December 31, 2020
	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)
Outstanding - beginning of year	571,805	14.36	579,913	14.32	605,594	14.16
Granted	—	—	—	—	—	—
Exercised	(80,707)	11.54	(5,080)	8.71	(25,681)	10.47
Forfeited / expired	—	—	(3,028)	15.73	—	—
Outstanding - end of year	491,098	14.82	571,805	14.36	579,913	14.32

Exercisable - end of year	491,098	14.82	500,073	15.27	404,716	16.92

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2022, 2021 and 2020 is as follows:

	December 31, 2022		December 31, 2021		December 31, 2020
	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)
Outstanding non-vested stock options - beginning of year	71,732	8.00	175,197	8.30	295,984	8.96
Granted	—	—	—	—	—	—
Vested	(71,732)	8.00	(100,437)	8.29	(120,787)	9.93
Forfeited / expired	—	—	(3,028)	15.73	—	—
Outstanding non-vested stock options - end of year	—	—	71,732	8.00	175,197	8.30

As of December 31, 2022, there was $nil (December 31, 2021 - $38.2 thousand; December 31, 2020 - $0.3 million) of total unrecognized compensation cost related to non-vested stock options granted. During the year ended December 31, 2022, the Company recognized $38.2 thousand (2021 - $0.2 million; 2020 - $0.3 million) of expenses related to the stock options granted to the officers of the Company and to certain employees of Teekay subsidiaries that provide services to the Company.

As at December 31, 2022, the intrinsic value of the outstanding in-the-money stock options was $8.0 million (December 31, 2021 - $0.9 million; December 31, 2020 - $0.9 million) and the intrinsic value of the exercisable stock options was $8.0 million (December 31, 2021 - $0.6 million; December 31, 2020 - $0.4 million). As at December 31, 2022, the weighted-average remaining life of options vested and expected to vest was 4.9 years (December 31, 2021 - 5.9 years; December 31, 2020 - 7.0 years) and the weighted-average remaining life of the exercisable stock options was 4.9 years (December 31, 2021 - 5.8 years; December 31, 2020 - 6.5 years).

During 2022, the Company granted 0.1 million (2021 - 0.1 million; 2020 - 0.2 million) restricted stock units to the officers and employees of the Company and to certain employees of Teekay subsidiaries that provide services to the Company, with an aggregate fair value of $1.9 million (2021 - $1.7 million; 2020 - $3.1 million). Each restricted stock unit is equal in value to one share of the Company’s common shares plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement and, in that case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common shares.

For the year ended December 31, 2022, the Company recorded an expense of $2.3 million (2021 - $1.6 million; 2020 - $1.4 million) related to the restricted stock units in general and administrative expenses in the Company's consolidated statements of income (loss). During the year ended December 31, 2022, 83.1 thousand restricted stock units (2021 - 56.0 thousand; 2020 - 78.3 thousand) with a market value of $1.5 million (2021 - $0.8 million; 2020 - $1.3 million) vested and that amount, net of withholding taxes, was paid to the grantees by issuing 48.5 thousand shares (2021 - 35.7 thousand shares; 2020 - 44.8 thousand shares) of Class A common stock.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

14.Related Party Transactions
a.The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay's wholly-owned subsidiary, Teekay Services Limited (or the Manager, previously Teekay Shipping Ltd.) and its affiliates. The Manager provides various services under a long-term management agreement (or the Management Agreement), as disclosed below. In October 2021, Teekay entered into an agreement to dispose of its general partner interest in its publicly listed subsidiary, Teekay LNG Partners L.P. (or Teekay LNG) (now known as Seapeak LLC), all of its common units in Teekay LNG, three subsidiaries which collectively contain the shore-based management operations of Teekay LNG, including Teekay Shipping Ltd., as well as certain of Teekay LNG's joint ventures. In November 2021, Teekay Services Limited, a wholly-owned subsidiary of Teekay, assumed the role as Manager, in advance of Teekay's completion of the dispositions related to Teekay LNG, which closed in January 2022.
b. Amounts (paid) received by the Company for related party transactions for the periods indicated were as follows:

	Year Ended December 31,
	2022 $	2021 $	2020 $
Vessel operating expenses - technical management fee (i)	(972)	(1,008)	(992)
Strategic and administrative service fees (ii)	(31,280)	(33,593)	(30,775)
Secondment fees (iii)	—	(303)	(402)
Technical management fee recoveries (iv)	861	691	699
Restructuring charges (v) (note 20)	1,822	—	—
i.The cost of ship management services provided by a third party has been presented as vessel operating expenses on the Company’s consolidated statements of income (loss). The Company paid such third party technical management fees to the Manager in relation to certain vessels previously owned by Tanker Investments Ltd., which the Company acquired in 2017.
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
iii.The Company pays secondment fees for services provided by certain employees of Teekay. Secondment fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company's consolidated statements of income (loss).
iv.The Company receives reimbursements from Teekay, for the provision of technical management services. These reimbursements have been presented in general and administrative expenses on the Company's consolidated statements of income (loss).
v.The Company incurred restructuring charges under the Management Agreement of $1.8 million in relation to organizational changes made to the Manager following Teekay's dispositions related to Teekay LNG in January 2022 (see note 20).

c.The Manager and other subsidiaries of Teekay collect certain cash receipts and remit payments for certain expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company's consolidated balance sheets in "due from affiliates" or "due to affiliates", as applicable, are without interest or stated terms of repayment. In addition, $nil and $1.9 million were payable as crewing and manning costs as at December 31, 2022 and 2021, respectively, and such amount was included in accrued liabilities on the Company's consolidated balance sheets. These crewing and manning costs were payable as reimbursement to the Manager once they were paid by the Manager to the vessels' crew.
d.The Management Agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $25.60 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the years ended December 31, 2022, 2021 and 2020. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s Board of Directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution.
15.Other Income (Expense)

	Year Ended December 31,
	2022 $	2021 $	2020 $
Foreign exchange gain (loss)	3,378	302	(734)
Other (expense) income	(733)	(2,058)	1,207
Total	2,645	(1,756)	473

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

16.Supplemental Cash Flow Information
a.The changes in non-cash working capital items related to operating activities for the years ended December 31, 2022, 2021 and 2020 are as follows:

	Year Ended December 31,
	2022 $	2021 $	2020 $
Accounts receivable, including other current assets	(114,042)	(22,746)	140,290
Due from affiliates	1,734	1,016	(4,539)
Bunker and lube oil inventory	(11,804)	(17,619)	13,634
Prepaid expenses	(25)	(484)	532
Accounts payable and accrued liabilities	21,065	(13,934)	(50,040)
Due to affiliates	(9,803)	7,821	984
Deferred revenue	798	(3,355)	(3,277)
Other	(147)	1,316	(7,664)
Change in operating assets and liabilities	(112,224)	(47,985)	89,920

b.Cash interest paid during the years ended December 31, 2022, 2021 and 2020 totaled $29.4 million, $34.3 million and $47.9 million, respectively.
c.The Company maintains restricted cash deposits relating to certain freight forward agreements (see note 11). In addition, the Company maintained restricted cash deposits for certain contracts related to the ship-to-ship transfer business and the LNG terminal management business, prior to its sale in April 2020 (see note 19). Attached to the LNG terminal management contracts were certain performance guarantees which were required to be issued by the Company and have now been terminated. The Company also maintains restricted cash deposits as required by the Company's obligations related to finance leases (see note 10). Total cash, cash equivalents and restricted cash, including cash, cash equivalents and restricted cash held for sale are as follows:

	As at December 31, 2022	As at December 31, 2021	As at December 31, 2020	As at December 31, 2019
	$	$	$	$
Cash and cash equivalents	180,512	50,572	97,232	88,824
Restricted cash - current	3,714	2,221	2,779	3,071
Restricted cash - long-term	3,135	3,135	3,135	3,437
Cash and cash equivalents held for sale	—	—	—	1,121
Restricted cash held for sale - current	—	—	—	337
	187,361	55,928	103,146	96,790

Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	Year Ended
	December 31, 2022	December 31, 2021
	$	$
Leased assets obtained in exchange for new operating lease liabilities	42,911	16,380
17.Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these consolidated financial statements. Based on the Company’s liquidity as at the date these consolidated financial statements were issued, and from the expected cash flows from the Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least the one-year period following the issuance of these consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

18.Earnings (Loss) Per Share
The net income (loss) available for common shareholders and earnings (loss) per common share are presented in the table below:

	Year Ended December 31,
	2022 $	2021 $	2020 $
Net income (loss)	229,086	(242,372)	87,317

Weighted-average number of common shares - basic (1)	33,997,579	33,859,306	33,718,665
Dilutive effect of stock-based awards	289,496	—	202,956
Weighted average number of common shares - diluted	34,287,075	33,859,306	33,921,621
Earnings (loss) per common share:
- Basic	6.74	(7.16)	2.59
- Diluted	6.68	(7.16)	2.57
(1) Includes unissued common shares related to non-forfeitable stock-based compensation.

Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the years where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the year ended December 31, 2022 and 2020, 49 thousand and 0.1 million restricted stock units, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share. For the year ended December 31, 2022 and 2020, options to acquire 0.2 million and 0.2 million shares of the Company’s Class A common stock, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share.
19.Gain (Loss) on Sale and (Write-down) of Assets
During the year ended December 31, 2022, the Company completed the sales of three Aframax / LR2 tankers and one Suezmax tanker for a total price of $68.4 million, with an aggregate gain on sales of $9.4 million. During the year ended December 31, 2022, the previous write-down of $0.6 million for one of these vessels was reversed to reflect its agreed sales price. Three of these vessels were classified as held for sale on the Company's consolidated balance sheet as at December 31, 2021. The Company's consolidated statement of loss for the year ended December 31, 2021 includes write-downs of $4.6 million related to two of these vessels, one of which was written down to its agreed sales price less selling costs and the other was written-down to its estimated sales price less estimated selling costs.
During the year ended December 31, 2021, the Company completed the sale of four Aframax / LR2 tankers for a total price of $56.7 million. The Company's consolidated statement of loss for the year ended December 31, 2021 includes a loss of $2.1 million related to two of these vessels. The remaining two vessels were written down by $1.6 million to their agreed sales price less selling costs during the year ended December 31, 2020.

During the year ended December 31, 2021, the carrying values of three Suezmax tankers and four Aframax / LR2 tankers were written down, and during the year ended December 31, 2020, the carrying values of nine Aframax / LR2 tankers were written down. The vessels were written-down to their estimated fair values, using appraised values provided by third parties. The write-downs were primarily due to a weaker near-term tanker market outlook and a reduction in charter rates as a result of the economic environment, which was impacted by the COVID-19 pandemic. The Company's consolidated statements of (loss) income for the years ended December 31, 2021 and December 31, 2020, include write-downs totaling $85.0 million and $65.4 million, respectively, related to these vessels.

During the year ended December 31, 2022, 2021 and 2020, the Company recorded write-downs of $1.1 million, $0.7 million and $2.9 million, respectively, on its operating lease right-of-use assets, which were written-down to their estimated fair values based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.

During the year ended December 31, 2020, the Company completed the sales of three Suezmax tankers, with an aggregate loss on sales of $2.6 million.

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
20.Restructuring Charges
During the year ended December 31, 2022, the Company incurred restructuring charges under the Management Agreement of $1.8 million. The restructuring charges primarily relate to organizational changes made to the Manager following Teekay's dispositions related to Teekay LNG in January 2022 (see note 14a).

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

As at December 31, 2022 and December 31, 2021, no restructuring liability was recognized in accrued liabilities on the Company's consolidated balance sheets.
21.Income Tax (Expense) Recovery
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities and accrued liabilities on the Company's consolidated balance sheets:

	Year Ended December 31,
	2022 $	2021 $	2020 $
Balance as at January 1	45,603	49,124	49,579
Increases for positions related to the current year	5,820	3,749	14,264
Increases for positions related to prior years	2,983	4,766	10,748
Decreases for positions related to prior years	(964)	—	(15,164)
Settlements with tax authority	—	—	(8,556)
Decreases related to statute of limitations	(8,084)	(11,604)	(2,196)
Foreign exchange (gain) loss	(3,312)	(432)	449
Balance as at December 31	42,046	45,603	49,124

Included in the Company's current income tax (expense) recovery are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each year depending on the trading patterns of the Company's vessels.
Interest and penalties related to freight taxes during the years ended December 31, 2022, 2021 and 2020 are included in the table above, and are approximately $3.8 million, $6.2 million and $13.3 million, respectively. As at December 31, 2022, 2021 and 2020, total interest and penalties recognized were $22.3 million, $25.9 million and $27.7 million respectively.

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

In addition, in 2020, the Company secured an agreement with a tax authority, which was based in part on an initiative of the tax authority in response to the COVID-19 pandemic and included the waiver of interest and penalties on unpaid taxes. As a result, the Company reduced its freight tax liabilities for this jurisdiction by $15.2 million to $8.6 million, of which $7.7 million was paid in August 2020 and $0.9 million was paid in June 2021, with respect to open tax years up to and including 2020.

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
22.Subsequent Events
In January 2023, the Company gave notice to exercise its vessel purchase options to acquire one Suezmax tanker and eight Aframax / LR2 tankers for a total cost of $164.3 million, as part of the repurchase options under the sale-leaseback arrangements described in note 10. The purchase and delivery of these vessels were completed in March 2023 using cash on hand.
In February 2023, the Company signed a term sheet for a new secured revolving credit facility for up to $350.0 million to refinance 19 vessels (including the nine vessels mentioned above and six vessels mentioned below) currently under sale-leaseback financing arrangements. The facility is expected to be completed during the second quarter of 2023.

In March 2023, the Company gave notice to exercise its vessel purchase options to acquire five Suezmax tankers and one Aframax / LR2 tanker for a total cost of $142.8 million, as part of the repurchase options under the sale-leaseback arrangements described in note 10. The Company expects to complete the purchase and delivery of these vessels in May 2023 using existing liquidity.

In March 2023, the Company adopted a 2023 Long-Term Incentive Plan (or the 2023 Plan) and suspended the Company’s 2007 Long-Term Incentive Plan (or the Prior Plan). The Company has authorized the issuance of up to 600,000 additional shares of Class A common stock pursuant to the 2023 Plan, in addition to up to an aggregate maximum of 1,291,416 shares that were previously reserved for issuance under the Prior Plan and either available or subject to outstanding awards (to the extent such awards terminate without the issuance of vested and non-forfeitable shares).