Form 20-F
period 2023-12-31
TEEKAY TANKERS LTD.
filed 2024-03-15
CIK 1419945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________________________
FORM 20-F
_________________________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
29,467,111 shares of Class A common stock, par value of $0.01 per share.
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
Large Accelerated Filer  ☒            Accelerated Filer  ☐            Non-Accelerated Filer  ☐ Emerging growth company  ☐
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
•the impact of the invasion of Ukraine by Russia and the unfolding war between Israel and Hamas on the economy, our industry, and our business;
•the expected impact of the adoption of the "Poseidon Principles" by financial institutions;
•our expectations regarding tax liabilities, including whether applicable tax authorities may agree with our tax positions;
•the implementation and impact on us of the OECD's Pillar Two tax regime;
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
•the impact of increasing scrutiny and changing expectations from certain investors, lenders and other stakeholders with respect to environmental, social and governance (or ESG) policies and practices and the Company's ability to meet its corporate ESG goals;
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
Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in "Item 3 – Key Information: Risk Factors" and other factors detailed from time to time in other reports we file with or furnish to the U.S. Securities and Exchange Commission (or the SEC).

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
•Public health threats, including pandemics, epidemics and other public health crises, could have adverse effects on our operations and financial results.

•Governments could requisition our vessels during a period of war or emergency.
Risks Related to Our Business
•Economic downturns, including disruptions in the global credit markets, could adversely affect our ability to grow.

•Economic downturns may affect our customers’ ability to charter our vessels and pay for our services and may adversely affect our business and results of operations.
•We may not be able to grow or to manage our growth effectively.
•An increase in operating costs, due to increased inflation or otherwise, could adversely affect our cash flows and financial condition.
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
•We depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments or share repurchases.
•Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
•We may be required to make substantial capital expenditures should we decide to expand the size of our fleet, involving significant installment payments. Our financial leverage could increase or our shareholders’ ownership interest in us could be diluted.
•Our finance lease obligations and revolving credit facility may limit our flexibility in obtaining additional financing, pursuing other business opportunities, paying dividends and repurchasing shares.
•Our ability to repay or refinance debt and lease obligations and to fund our capital expenditures will depend on certain financial, business and other factors. To the extent we are able to finance these obligations and expenditures, our ability to pay cash dividends and repurchase shares may be diminished or our financial leverage may increase, or our shareholders may be diluted.
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
•We anticipate we may need to accelerate our fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which may require significant expenditures.
•Increased demand for and supply of vessels fitted with scrubbers to comply with IMO sulfur reduction requirements could reduce demand for our existing vessels and impair our ability to time charter-out our vessels at competitive rates.
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
•Our executive officers and certain directors and certain officers and directors of Teekay Corporation may favor interests of Teekay Corporation and its other affiliates above our interests and those of our Class A common shareholders.
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
•Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK Criminal Finances Act, the UK Economic Crime and Corporate Transparency Act and similar laws in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.
•The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses and adversely impact insurance coverage.
•Climate change and greenhouse gas restrictions may adversely impact our operations and markets.
•Increasing scrutiny and changing expectations from certain investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.
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
•We are subject to taxes. The imposition of taxes, including as a result of a change in tax law or accounting requirements, may reduce our cash available for distribution to shareholders, cash flows and results of operations.
Risks Related to Our Industry
Changes in the oil markets could result in decreased demand for our vessels and services.

Demand for our vessels and services in transporting oil depends upon world and regional oil markets. Any decrease in shipments of crude oil in those markets could have a material adverse effect on our business, financial condition and results of operations. Historically, those markets have been volatile as a result of the many conditions and events that affect the price, production and transport of oil, including competition from alternative energy sources. Past slowdowns of the U.S. and world economies have resulted in reduced consumption of oil products and decreased demand for our vessels and services, which reduced vessel earnings. Additional slowdowns could have similar effects on our operating results and may limit our ability to expand or renew our fleet.
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
•demand for floating storage of oil;
•changes in seaborne and other transportation patterns;
•weather and natural disasters;
•competition from alternative sources of energy; and
•international sanctions, embargoes, import and export restrictions, nationalizations and wars.

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

Although the Hamas-Israel war so far has not had a direct material effect on the tanker industry, war, terrorism and geopolitical tensions in the Middle East could have material adverse effects. Since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Further escalation, or expansion of hostilities relating to the Israel-Hamas war could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for or services, and our business, results of operations, financial condition and cash flows.
Changes in the spot tanker market may result in significant fluctuations in the utilization of our vessels and our profitability.

During 2023 and 2022, we derived approximately 94.0% and 93.7%, respectively, of our net revenues from vessels operating in the spot tanker market, either directly or by means of participation in RSAs (which includes vessels operating under full service lightering (or FSL) contracts and charters with an initial term of less than one year). Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

The spot-charter market is highly volatile and fluctuates based upon tanker and oil supply and demand. The successful operation of our vessels in the spot-charter market depends upon, among other things, obtaining profitable spot charters and minimizing, to the extent possible, time spent waiting for charters and time spent traveling unladen to load cargo. Future spot rates may not be sufficient to enable our vessels trading in the spot tanker market to operate profitably or to provide sufficient cash flow to service our debt and finance lease obligations. In addition, as charter rates for spot charters are fixed for a single voyage that may last up to several weeks, during periods in which spot charter rates are rising, we will generally experience delays in realizing the benefits from such increases.
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

The operation of oil tankers and transportation of crude oil and refined petroleum products are extremely competitive businesses. Competition arises primarily from other tanker owners, including major oil companies and independent tanker companies, some of which have substantially greater financial strength and capital than do we or Teekay Corporation. Competition for the transportation of oil and oil products can be intense and depends on price and the location, size, age, and condition of the tanker and the acceptability of the tanker and its operators to the charterers. Our competitive position may erode over time. In addition, we may not be able to compete profitably to the extent we seek to expand our business into new geographic regions. New markets may require different skills, knowledge or strategies than those we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.
High oil prices could negatively impact tanker freight rates.

High oil prices could negatively impact tanker freight rates due to reduced oil demand and weaker refining margins. In addition, fuel, or bunkers, is a significant operating expense for our vessels employed in the spot market and can have a significant impact on earnings. For any vessels which may be employed on time charters, the charterer is generally responsible for the cost and supply of fuel; however, such cost may affect the time charter rates we may be able to negotiate for such vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including, among other factors, geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (or OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns and environmental concerns.
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

Any of these events could have a material adverse effect on our business, financial condition, and operating results, and the associated costs could exceed our insurance coverage.

If our vessels suffer damage, they may need to be repaired at a drydocking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay drydocking costs if our insurance does not cover them in full. The total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could adversely affect our business, results of operations and financial condition. In addition, any damage to, or environmental contamination involving, oil production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customers, which would, in turn, result in loss of revenues.

Terrorist attacks, increased hostilities, political change, or war could lead to further economic instability, increased costs, and business disruption.

Terrorist attacks, and current or future conflicts in Ukraine, the Middle East, Red Sea, Libya, East Asia, Southeast Asia, West Africa and elsewhere, and political change, may adversely affect the tanker industry and our business, operating results, financial condition, and ability to raise capital and fund future growth. Recent hostilities in Ukraine, the Middle East (including the Israel-Hamas war) and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the U.S. or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.

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

In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks or warlike operations and our vessels could be targets of hijackers, terrorists, or warlike operations. For example, the conflict in Ukraine has resulted in missile attacks on commercial vessels in the Black Sea, and since mid-December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area resulting in many shipping companies routing their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters which would harm our cash flow and business.

Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. While there continues to be a significant risk of piracy incidents in the Gulf of Guinea, there have been increases in the frequency and severity of unmanned aerial vehicle and missile attacks in the southern Red Sea. There has also been an escalation in the Straits of Malacca and Singapore in the number of piracy incidents year on year. In addition, the threat of armed robbery and theft continues to exist to varying degrees in certain ports of South America, the Gulf of Mexico, as well as in the Sulu and Celebes Seas. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which are incurred to the extent we employ onboard security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy or other attacks against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Public health threats, including pandemics, epidemics and other public health crises, could have an adverse effect on our operations and financial results.

Public health threats and highly communicable diseases, such as COVID-19, could adversely affect our operations, the operations of our customers or suppliers and the global economy. In response to a pandemic or epidemic, countries, ports and organizations, including those where we conduct a large part of our operations, could implement measures to combat such outbreaks, such as quarantines and travel restrictions. Such measures could cause severe trade disruptions. In addition, pandemics, epidemics and other public health crises may result in a significant decline in global demand for crude oil and refined petroleum products, as was the case during COVID-19. As our business is the transportation of crude oil and refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. The extent to which any pandemic, epidemic or any other public health crises may impact our business, results of operations and financial condition, including possible impairments, will depend on future developments, which are uncertain and cannot be predicted.

Governments could requisition our vessels during a period of war or emergency, which may adversely affect our business and results of operations.

A government could requisition for title or seize our vessels. Requisition for title occurs when a government takes control of a vessel and becomes the owner. Also, a government could requisition our vessels for hire. Requisition for hire occurs when a government takes control of a vessel and effectively becomes the charterer at dictated charter rates. Generally, requisitions occur during a period of war or emergency. Government requisition of one or more of our vessels could adversely affect our business, results of operations and financial condition.
Risks Related to Our Business
Economic downturns, including disruptions in the global credit markets, could adversely affect our ability to grow.

Economic downturns, bank failures and financial crises in the global markets could produce illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks, and reduced access to capital markets. If global financial markets and economic conditions deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations. Global financial markets and economic conditions have been, and continue to be, volatile. Global economic growth weakened during 2023, due in part to inflationary pressures and higher interest rates. Growth in 2024 is expected to remain below long-term average levels.
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

In addition, competition from other companies, many of which have significantly greater financial resources than we do, may reduce our acquisition opportunities or cause us to pay higher prices. Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations.

Furthermore, any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. Tanker asset values have increased significantly since 2022, and as of early 2024 are approaching all-time highs on a non-inflation adjusted basis. In addition, acquisitions expose us to risks that may harm our business, financial condition and operating results.

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

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If the operation of a tanker is not profitable, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. In addition, vessel value declines may result in impairment charges against our earnings. As of December 31, 2023, our revolving credit facility and our obligations related to finance leases contained loan-to-value financial covenants tied to the value of the vessels that collateralize the credit facility and finance leases. We are required to maintain vessel value to outstanding loan and lease principal balance ratios ranging from 100%-125%. As at December 31, 2023, we were in compliance with these requirements. However, a decline in the market value of these tankers may result in a default of the applicable financing arrangement or may require us to prepay portions of the outstanding principal or pledge additional collateral to avoid a default. If we are unable to cure any such breach within the prescribed cure period in a particular financing facility, the relevant financiers could accelerate our debt or obligations under finance leases and foreclose on our vessels and other assets pledged as collateral or require an early termination of the credit facility or finance lease. In certain circumstances, such a breach could result in cross-defaults under our other financing agreements. In addition, a significant decline in the market value of our tankers may prevent us from refinancing tankers with a similar amount of debt or obtaining additional debt using the tankers as collateral, thereby requiring us to either reduce debt levels in facilities collateralized by the tankers or seek alternative financing structures.

In addition, if we determine at any time that a vessel’s future useful life and earnings require us to impair its value on our consolidated financial statements, we may need to recognize a significant charge against our earnings.

We depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments or repurchase shares.

Our subsidiaries, which are all directly and indirectly wholly owned by us, own all of our substantive operating assets. As a result, our ability to satisfy our financial obligations and to pay any dividends to, or repurchase shares from, our shareholders depends on the ability of our subsidiaries to generate profits available for distribution to us and our subsidiaries being permitted by law and contract to make such distributions to us; to the extent that they are unable to generate or distribute profits to us, we may be unable to pay our creditors or any dividends to, or repurchase shares from, our shareholders.
Financing agreements containing operating and financial restrictions may restrict our business and financing activities.

The operating and financial restrictions and covenants in our revolving credit facility, lease obligations and in any of our future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:

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

In addition, certain of our debt agreements and lease obligations require us to comply with certain financial covenants. Our ability to comply with covenants and restrictions contained in debt agreements and finance lease obligations may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any such events were to occur, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our financing agreements and we are unable to cure such breach within the prescribed cure period, our obligations may, at the election of the relevant financier, become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans available to us may terminate. In certain circumstances, this could lead to cross-defaults under our other financing agreements which in turn could result in obligations becoming due and commitments being terminated under such agreements. A default under financing agreements could also result in foreclosure on any of our vessels and other assets securing related loans and finance leases or our need to sell assets or take other actions in order to meet our debt and finance lease obligations.

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
Our finance lease obligations and revolving credit facility may limit our flexibility in obtaining additional financing, pursuing other business opportunities, paying dividends and repurchasing shares.

As of December 31, 2023, we had no outstanding long-term debt, and $321.8 million was available to us under our revolving credit facility. In addition, our obligations related to finance leases were approximately $140.8 million as of December 31, 2023. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facility. Our level of debt could have important consequences to us, including the following:

•our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms, if at all;
•we will need a portion of our cash flow to make principal and interest payments on our debt and lease payments on our obligations related to finance leases, reducing the funds that would otherwise be available for operations, business opportunities, share repurchases and dividends to our shareholders;
•incurring additional debt and finance lease obligations in the future may makes us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and
•incurring additional debt and finance lease obligations in the future may limit our flexibility in responding to changing business and economic conditions.

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
Our ability to repay or refinance debt and lease obligations and to fund our capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are able to finance these obligations and expenditures with cash from operations or by issuing debt or common shares, our ability to pay cash dividends or repurchase shares may be diminished or our financial leverage may increase, or our shareholders may be diluted.

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
•not paying dividends or repurchasing shares;
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

Our primary liquidity needs in the next few years are to make scheduled repayments of debt, in addition to paying debt servicing costs, scheduled repayments of obligations related to our finance leases, operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, vessel acquisitions, funding our other working capital requirements, providing funding to our equity-accounted joint venture from time to time and dividends on equity and/or repurchases of shares as and if determined by our Board of Directors. We anticipate that our primary sources of funds in the next few years will be existing liquidity, cash flows from operations, long-term debt, finance leases and equity issuances or other sources of financing.
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
We anticipate we may need to accelerate our fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which may require significant expenditures.

As approximately 50% of our fleet is currently aged 15 years and older, we anticipate we may need to accelerate our fleet renewal in coming years. Our ability to successfully execute a renewal program will depend on the availability and prices of newbuilding and second-hand vessels, market conditions and charter rates (primarily spot tanker rates), and access to sufficient financing at acceptable rates. The cost of newbuilding or second-hand vessels will be significant, which could affect our financial condition, cash flows and results of operations. Failure to execute a timely renewal program may adversely impact our business and financial condition.

Increased demand for and supply of vessels fitted with scrubbers to comply with IMO sulfur reduction requirements could reduce demand for our existing vessels and impair our ability to time charter-out our vessels at competitive rates.

As of December 31, 2023, owners of approximately 34% of the worldwide fleet of tankers with capacity over 10,000 dead-weight tonnes had fitted or planned to fit scrubbers on their vessels. Fitting scrubbers allows a ship to consume high sulfur fuel oil, which is less expensive than the low sulfur fuel oil that ships without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Generally, owners of vessels with higher operating fuel requirements (generally larger ships) are more inclined to install scrubbers to comply with IMO 2020. Fuel expense reductions from operating scrubber-fitted ships could result in a substantial reduction of bunker cost for charterers compared to the vessels in our fleet, which do not have scrubbers. If (a) the supply of scrubber-fitted vessels increases, (b) the differential between the cost of high sulfur fuel oil and low sulfur fuel oil is high and (c) charterers prefer such vessels over our vessels to the extent they do not have scrubbers, demand for our vessels may be reduced and our ability to time charter-out our vessels at competitive rates may be impaired, which may have a material adverse effect on our business, financial condition and results of operations.
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

Changes in the insurance markets attributable to structural changes in insurance and reinsurance markets and risk appetite, economic factors, the impact of any pandemics, epidemics or other public health crises, war, terrorist attacks, environmental catastrophes or political changes may also make certain types of insurance more difficult to obtain. In addition, the insurance that may be available may be significantly more expensive than existing coverage or be available only with restrictive terms.
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

As of December 31, 2023, we had $140.8 million in aggregate principal amount of outstanding indebtedness and finance lease obligations that bear interest based on variable, floating rates. We anticipate that we will enter into additional variable-rate financing obligations in the future. We are exposed to the impact of interest rate changes primarily through our borrowings and finance lease obligations that require us to make interest payments based on Secured Overnight Financing Rate (or SOFR). Some of the agreements governing our revolving credit facility and finance lease facilities provide for an alternate method of calculating interest rates in the event that a SOFR rate is unavailable. Transitions to the alternative methods may adversely affect the costs of these debt and finance lease obligations.

Significant increases in interest rates could adversely affect our profit margins, results of operations and our ability to service our debt. Interest rates remain significantly higher than rates in 2021 with central banks implementing several rate increases during 2022 and 2023. In accordance with our risk management policy, we may use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. However, any hedging activities entered into by us may not be effective in mitigating our interest rate risk from our variable rate indebtedness.

Returns on our cash investments and the value of any marketable securities in which we may invest could be adversely affected by changes in interest rates.

For further information about our financial instruments as at December 31, 2023 that are sensitive to changes in interest rates, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

Our cash and cash equivalents are exposed to credit risk, which may be adversely affected by market conditions, interest rates and failures of financial institutions.

As of December 31, 2023, we had a total of $365.3 million of cash and cash equivalents. We manage our available cash through various financial institutions and primarily invest our cash reserves in U.S. Government treasury bills and bank deposits. A collapse or bankruptcy of any of the financial institutions in which or through which we hold or invest our cash reserves, or rumors or the appearance of any such potential collapse or bankruptcy, might prevent us from accessing all or a portion of our cash and cash equivalents for an uncertain period of time, if at all. As demonstrated in recent years, the collapse of a financial institution may occur very rapidly. Any material limitation on our ability to access our cash and cash equivalents could adversely affect our liquidity, results of operations and ability to meet our obligations. For further information about our financial instruments as at December 31, 2023 that are exposed to credit risk, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term time charters.

As of the date of this Annual Report, one of our time chartered-in vessels operates under a fixed-rate time-charter contract. To the extent we enter into medium or long-term time charters in the future, the vessels committed to such time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.
Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit our earnings in this market.

Our U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port and exports to offshore loading facilities for consolidation onto larger vessels, including the Louisiana Offshore Oil Platform and deep water terminals in Corpus Christi and Houston, Texas which can partially load Very Large Crude Carriers (or VLCCs). While we believe that lightering offers advantages over alternative methods of delivering crude oil to or from U.S. Gulf ports, our lightering revenues may be limited due to the availability of alternative methods.

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

Since our operations and the operations of our customers are primarily conducted outside of the U.S., they may be affected by economic, political and governmental conditions in the countries where we or our customers engage in business or where our vessels are registered. Any disruption caused by these factors could harm our business, including by reducing the levels of oil exploration, development, and production activities in these areas or restricting the pool of customers. We derive some of our revenues from shipping oil from politically unstable regions. Conflicts in these regions have included attacks on ships and other efforts to disrupt shipping. Hostilities or other political instability in regions where we operate or where we may operate could have a material adverse effect on the growth of our business, results of operations and financial condition and ability to pay dividends.

In addition, tariffs, trade embargoes and other economic sanctions by the U.S. or other countries against countries in which we operate, to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may limit trading activities with those countries or with customers, which could also harm our business and ability to pay dividends and/or repurchase shares. For example, the U.S., the European Union, the United Kingdom and numerous other nations imposed substantial additional sanctions on Russia for its invasion of Ukraine. In addition, in 2018 and 2019, general trade tensions between the U.S. and China escalated and led to each nation imposing tariffs on certain products of the other nation, with the U.S. and China subsequently negotiating an agreement to reduce trade tensions which became effective in February 2020. Our business could be harmed by increasing trade protectionism or trade tensions between the U.S. and China, or trade embargoes or other economic sanctions by the U.S. or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities, or diplomatic or political pressures that limit trading activities with those countries as we are currently seeing in the Red Sea.
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

Our general vessel employment strategy includes using a mix of spot and fixed-rate time charters, and we expect to enter into fixed-rate time charters in the future. As of the date of this Annual Report, one of our time chartered-in vessels operates under a fixed-rate time-charter contract, which is scheduled to expire in 2024. If upon its scheduled expiration, or any early termination, we are unable to renew or replace the fixed-rate charter on favorable terms, or if we choose not to renew or replace this fixed-rate charter, we may employ the vessel in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.
Our executive officers and certain directors and certain officers and directors of Teekay Corporation have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor interests of Teekay Corporation and its other affiliates above our interests and those of our Class A common shareholders.

Conflicts of interest may arise between Teekay Corporation and its other affiliates, on the one hand, and us and our shareholders, on the other hand. As a result of these conflicts, Teekay Corporation may favor its own interests and the interests of its other affiliates over our interests and those of our shareholders. These conflicts include, among others, the following situations:

•our Chief Executive Officer and three of our directors also serve as officers, directors or members of the senior leadership team of Teekay Corporation, and our Chief Financial Officer is employed by a subsidiary of Teekay Corporation. As a result, these individuals have fiduciary duties to manage the business of Teekay Corporation and its affiliates in a manner beneficial to such entities and their shareholders or partners, as the case may be. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay Corporation or its affiliates, on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders. We have limited their fiduciary duties regarding corporate opportunities that may be attractive to both Teekay Corporation and us;
•our Manager, a subsidiary of Teekay Corporation, advises our Board of Directors about the amount and timing of asset purchases and sales, capital expenditures, borrowings, issuances of additional common stock and cash reserves, each of which can affect our ability to pay dividends to, and repurchase shares from, our shareholders and the amount of the performance fee payable to our Manager under the Management Agreement;
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

In addition, our rights to terminate the Management Agreement are limited. Even if we are not satisfied with the Manager’s efforts in managing our business, unless our Manager materially breaches the agreement or experiences certain bankruptcy or change of control events, we have only a limited right to terminate the agreement and may not be able to terminate the agreement until closer to the end of the current renewal period, which ends on December 31, 2027. If we elect to terminate the Management Agreement at the end of any renewal term, our Manager may receive a termination fee, which could be substantial.
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

The U.S. has imposed sanctions on several countries or regions such as Cuba, North Korea, Syria, Iran and the Ukraine's Crimea, Luhansk and Donetsk regions. The U.S. also has imposed substantial restrictions on trade with Yemen and Venezuela.

Since February 2022, the U.S. and numerous other organizations and nations, notably including the European Union and United Kingdom, have imposed substantial sanctions on Russia regarding its invasion of Ukraine. During 2022, Australia, the United Kingdom, the U.S. and the European Union prohibited the import of Russian oil into their territories. As of December 2022 for crude oil, and February 2023 for petroleum products, the U.S., European Union and United Kingdom in particular have also prohibited the provision of financial, legal, brokering, shipping and insurance services to any person of any nationality carrying Russian origin oil unless it is at or below a stated cap (currently $60 per barrel for crude oil and $100 per barrel for petroleum products). These Russian sanctions, together with the global reaction to the Russian invasion of Ukraine, may reduce our revenues.
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

These historical port calls have not adversely affected our business, which we believe is due to such port calls being legal at the time and that we are able to demonstrate our compliance. However, some charterers may choose not to utilize a vessel that had previously called at a port in a now sanctioned country. Some investors might decide not to invest in us simply because we previously called on, or through our participation in RSAs previously received revenue from calls on, ports in these sanctioned countries. Any such investor reaction could adversely affect the market for our common shares.
Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK Criminal Finances Act, the UK Economic Crime and Corporate Transparency Act and similar laws in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the Foreign Corrupt Practices Act of 1977 (or the FCPA) of the United States, the Bribery Act 2010 (or the UK Bribery Act), the Criminal Finances Act 2017 (or the CFA) and the Economic Crime and Corporate Transparency Act 2023 (or the ECCTA) of the United Kingdom. We are subject, however, to the risk that we, our affiliated entities, or their respective officers, directors, employees and agents may take actions determined to be in violation of applicable anti-corruption and anti-money laundering laws, including the FCPA, the UK Bribery Act, the CFA and the ECCTA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses and adversely impact our insurance coverage.

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions which are in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling have been or may be adopted. The International Maritime Organization (or the IMO), the United Nations agency for maritime safety and the prevention of pollution by vessels, has also established progressive standards that continue to limit emissions from ships as they strive to meet their 2030 and 2050 goals. These and other laws or regulations may require significant additional capital expenditures or operating expenses in order for us to comply with the laws and regulations and maintain our vessels in compliance with international and national regulations.

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

An increasing concern for and focus on climate change has promoted extensive existing and proposed international, national and local regulations intended to reduce greenhouse gas emissions (including from various jurisdictions and the IMO). These regulatory measures may include the adoption of cap and trade regimes, carbon taxes, use of alternate fuels, increased efficiency standards and incentives or mandates for renewable energy. Compliance with these or other regulations and our efforts to participate in reducing greenhouse gas emissions are expected to increase our compliance costs and require additional capital expenditures to reduce vessel emissions and may require changes to our business and could have an adverse impact on our financial condition.

Our business includes transporting oil and oil products. Regulatory changes and growing public concern about the environmental impact of climate change may lead to reduced demand for our assets and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. We expect regulatory and consumer efforts aimed at combating climate change to intensify and accelerate. Although we do not expect demand for oil to decline dramatically over the short-term, in the long-term, climate change initiatives will likely significantly affect demand for oil and for alternatives. Any such change could adversely affect our ability to compete in a changing market and our business, financial condition and results of operations. For example, as of January 1, 2024, the European Union has expanded the existing EU Emissions Trading System (or EU ETS) to include carbon dioxide (or CO2) emissions from vessels of 5,000 gross tonnage and above. Shipping companies which perform voyages to/from/within the EU and EEA (Iceland, Liechtenstein and Norway) will need to acquire and surrender EU allowances (or EUAs) through their Union Registry account by September of the following year to cover their annual emissions. One EUA is equivalent to one tonne of CO2 emission. The EU ETS covers 50% of emissions from voyages starting or ending outside of the EU and 100% of emissions from voyages that occur between two EU ports and when ships are within EU ports. The surrendering of allowances by shipping companies will be gradually increased with respect to verified emissions reported for the years 2024 and 2025. This means, in 2025, shipping companies will be liable to surrender allowances for 40% of verified emissions reported in 2024. In 2026, this increases to 70% of verified emissions reported in 2025. As of 2027 and each year thereafter, shipping companies will have to surrender allowances reflecting 100% of their verified emissions.
Increasing scrutiny and changing expectations from certain investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.

In recent years, companies across all industries are facing increasing scrutiny relating to their ESG policies. Certain investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants remain focused on ESG practices and place significant importance on the implications and social cost of their investments. This increased focus and activism related to ESG and similar matters may hinder access to capital, as these investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not adapt to or comply with evolving expectations and standards by these investors, lenders or other industry stakeholders, or companies, which are perceived to have not responded appropriately to the growing concern for ESG issues, regardless of whether there is a legal requirement to do so, may suffer from reputational damage among these groups and their business, financial condition and stock price may be adversely affected.

We may face increasing pressures from certain investors, lenders, customers and other market participants, which are increasingly focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may be required to implement more stringent ESG procedures or standards so that our interested existing and future investors and lenders remain invested in us and make further investments in us, or in order for customers to consider conducting future business with us, especially given our business of transporting oil and oil products. In addition, it is likely we will incur additional costs and require additional resources to monitor, report and comply with wide-ranging ESG requirements. The occurrence of any of the foregoing could have a material adverse effect on our business, financial condition and results of operations.
As a Marshall Islands corporation with our headquarters in Bermuda, and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

Finance ministers of the European Union rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are put on a “grey list” or a “blacklist”. As of December 31, 2022, Bermuda and the Marshall Islands remained "white-listed" by the European Union. However, on February 14, 2023, the European Union moved the Marshall Islands to the "blacklist" until October 17, 2023, when they were moved back to the “white list”. If Bermuda and/or the Marshall Islands were put back onto the blacklist and sanctions or other financial, tax or regulatory measures were applied by European Union member states to countries on the list or further economic substance requirements were imposed by Bermuda and/or the Marshall Islands, our business could be harmed.

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

The IMO has imposed updated guidelines for ballast water management systems specifying the maximum amount of viable organisms allowed to be discharged from a vessel’s ballast water. Depending on the date of the International Oil Pollution Prevention renewal survey, existing vessels are required to comply with updated applicable standards before September 8, 2024. Compliance with the applicable standard involves installing on-board systems to treat ballast water and eliminate unwanted organisms. We are currently implementing ballast water management system upgrades on our vessels in accordance with the required timelines imposed by the IMO and also in line with our asset management requirements. The cost of compliance with these regulations, primarily from installing such systems, may be substantial and may adversely affect our results of operation and financial condition. As of the date of this Annual Report, we have completed these upgrades on 39 of our vessels for an average cost of approximately $1.3 million per vessel. We expect to complete similar upgrades to the remainder of our fleet during 2024.
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

Cocaine production has risen dramatically in recent years, and the demand for cocaine has seen an increase in many countries as well. As a result, new hubs and new routes for cocaine smuggling have emerged, and seizures by law enforcement agencies are reaching record highs around the world. Many of these seizures have a direct impact on merchant ships. Detentions of vessels and crew members are possible when cocaine is discovered, leading to operational delays, lengthy legal proceedings, psychological impacts on employees, and the associated costs.
Our vessels call on certain ports, such as Brazil, Venezuela and Columbia, where there is a higher risk that smugglers may attempt to hide drugs and other contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have a material adverse effect on our business, financial condition and results of operations.
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

Our business is international in scope, and the efficient operation of our business, including processing, transmitting and storing electronic and financial information and aspects of the control and operation of our vessels, is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches and other attacks by computer hackers and cyber terrorists. We rely on what we believe are industry-accepted security measures and technology in seeking to secure confidential and proprietary information maintained on our information systems and to protect our assets. However, these measures and technology may not adequately prevent security breaches or cyberattacks.

We may be required to spend significant capital and other resources to further protect us, our information systems and our assets against threats of security breaches, computer viruses and cyberattacks, or to alleviate problems caused by such matters. Security breaches, viruses and cyberattacks could also harm our reputation and expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) could also cause existing customers to lose confidence in our information systems and harm our reputation, cause losses to us or our customers, damage our reputation, and increase our costs.

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

Data privacy is subject to frequently changing laws, rules and regulations, which sometimes conflict among the various jurisdictions and countries in which we provide services and continue to develop in ways which we cannot predict, including with respect to evolving technologies such as cloud computing and artificial intelligence. These data privacy laws, rules and regulations often include significant penalties for non-compliance. Our failure to adhere to or successfully implement processes in response to changing regulatory requirements in this area could result in legal liability or impairment to our reputation in the marketplace, which could have a material adverse effect on our business, financial condition and results of operations.

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

Shareholder rights may differ as well. While the BCA incorporates the non-statutory law, or judicial case law, of the State of Delaware and other states with substantially similar legislative provisions, our shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or any controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction. In addition, the Republic of the Marshall Islands does not have a well-developed body of bankruptcy law. As such, in the case of a bankruptcy involving us, there may be a delay of bankruptcy proceedings and the ability of security holders and creditors to receive recovery after a bankruptcy proceeding, and any such recovery may be less predictable.
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

With respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for the 2024 tax year or any future tax year if there were to be changes in our and our look-through subsidiaries’ assets, income or operations.

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
We are subject to taxes, which reduces our cash available for distribution to shareholders, cash flows and results of operations.

We, our joint venture or our subsidiaries are subject to tax in certain jurisdictions in which we, our joint venture or our subsidiaries are organized own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us, our joint venture or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. Additionally, tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. For example, various governments and organizations such as the European Union and Organization for Economic Co-operation and Development (or the OECD) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue. In January 2019, the OECD announced further work in continuation of its Base Erosion and Profit Shifting project, focusing on two “pillars.” Pillar One provides a framework for the reallocation of certain residual profits of multinational enterprises to market jurisdictions where goods or services are used or consumed. Pillar Two consists of two interrelated rules referred to as Global Anti-Base Erosion Rules, which operate to impose a minimum tax rate of 15% calculated on a jurisdictional basis. In October 2021, more than 130 countries tentatively signed on to a framework that imposes a minimum tax rate of 15%, among other provisions. The framework calls for law enactment by OECD and G20 members in 2022 to take effect in 2023 and 2024. Qualifying international shipping income is exempt from many aspects of this framework if the exemption requirements are met. On December 20, 2021, the OECD published model rules to implement the Pillar Two rules, which are generally consistent with agreement reached by the framework in October 2021. On December 12, 2022, the European Union member states agreed to implement the OECD’s Pillar Two global corporate minimum tax rate of 15% on large multinational enterprises with revenues of at least €750 million, which generally would go into effect in 2024. Legislatures of certain member states within the European Union, as well as legislatures of multiple countries outside of the European Union, in which we (or one of our “constituent entities,” as determined consistent with the Pillar Two framework) operate have drafted or enacted legislation to implement the OECD’s minimum tax proposal, including the countries of Canada, the United Kingdom, Australia, the Netherlands, and Norway. The application of the Pillar Two rules continues to evolve and its implementation may result in additional tax imposed on us or our subsidiaries and increase the cost of operating in certain countries. We continue to evaluate the impact of these rules and are currently evaluating a variety of mitigating actions to reduce the potential impact.

In addition, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our stock may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the U.S., the amount of which is not within our complete control. In addition, we may rely on an exemption to be deemed non-resident in Canada for Canadian tax purposes under subsection 250(6) of the Canada Income Tax Act for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that are holding companies that have over half of the cost base of their investments in eligible international shipping subsidiaries and receive substantially all of their revenue as dividends from those eligible international shipping subsidiaries are exempt under subsection 250(6). If we were to cease to qualify for the subsection 250(6) exemption, we could be subject to Canadian income tax and also Canadian withholding tax on outbound distributions, which could have an adverse effect on our operating results. In addition, to the extent Teekay Tankers Ltd. was to distribute dividends as a corporation determined to be resident in Canada, shareholders who are not resident in Canada for purposes of the Canada Income Tax Act would generally be subject to Canadian withholding tax in respect of such dividends paid by Teekay Tankers Ltd.

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

Our tanker fleet size has increased from nine owned Aframax tankers in 2007 to 42 owned and leased tankers, eight in-chartered tankers and one jointly-owned Very Large Crude Carrier (or VLCC) tanker as of March 1, 2024. The capacity of our tanker fleet has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 6,097,500 dwt as of March 1, 2024.

In July 2015, we acquired our ship-to-ship (or STS) transfer business, which provides full service lightering and lightering support, from a company jointly-owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE.

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

We sold one Aframax / LR2 tanker in 2023, one Suezmax tanker and three Aframax / LR tankers in 2022 and four Aframax / LR2 tankers in 2021. Please read "Item 18 – Financial Statements: Note 13 - Gain (Loss) on Sale and (Write-down) of Assets". In December 2023, we entered into an agreement to sell one Aframax / LR2 tanker, which was delivered to the buyer in February 2024.

We completed two sale-leaseback financing transactions in 2022 relating to nine Suezmax tankers and four Aframax / LR2 tankers, as well as two sale-leaseback financing transactions in 2021 relating to six Aframax / LR2 tankers and two Suezmax tankers. In 2023, we repurchased 19 tankers for a total cost of $364.3 million pursuant to repurchase options under related sale-leaseback arrangements. In January 2024, we gave notice to exercise our options to acquire an additional eight Suezmax tankers for a total cost of $137.0 million pursuant to repurchase options under related sale-leaseback arrangements. We expect to complete the repurchase and delivery of these tankers in March 2024. Please read "Item 18 - Financial Statements: Note 8 - Operating Leases and Obligations Related to Finance Leases".

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
B.Business Overview
Our primary business is to own and operate crude oil and refined product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering contracts to reduce downside risks. In addition to our core business, we also provide STS support services, along with our tanker commercial management operations. We believe this improves our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these operational areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control.

Teekay Corporation, which formed us in 2007, is a leading provider of international crude oil marine transportation and other marine services. We believe we benefit from Teekay Corporation’s expertise, relationships and reputation as we operate our fleet and pursue growth opportunities. We have acquired a portion of our current operating fleet from Teekay Corporation at various times since our inception, and we anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties.

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
Revenue by Contract Type
Please read "Item 18 – Financial Statements: Note 3 - Revenue" for a breakdown of revenue by contract type.
Customers
Please read "Item 18 – Financial Statements: Note 3 - Revenue" for a breakdown of revenues for customers that accounted for more than 10% of total revenues during 2023, 2022 and 2021.

Our Fleet
The following table summarizes our fleet as at March 1, 2024:

	Owned and Leased Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tanker	—	1	1
Total Fixed-Rate Fleet (1)	—	1	1
Spot-rate:
Suezmax Tankers	25	—	25
Aframax Tankers / Long Range 2 (or LR2) Product Tankers	17	7	24
VLCC Tanker (2)	1	—	1
Total Spot Fleet	43	7	50
Total Tanker Fleet	43	8	51
Ship-to-Ship Support Vessels	—	2	2
Total Teekay Tankers Fleet	43	10	53
(1)The time charter-out contract for the Suezmax tanker is scheduled to expire in 2024.
(2)We own one VLCC through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to "Item 18 – Financial Statements: Note 4 - Investment in and Advances to Equity-Accounted Joint Venture").

The following table provides additional information about our owned and leased Suezmax oil tankers as of March 1, 2024, all of which are Bahamian-flagged.

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

The following table provides additional information about our owned and leased Aframax oil tankers as of March 1, 2024, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Blackcomb Spirit	109,000	2010	Spot	—	—
Emerald Spirit	109,000	2009	Spot	—	—
Erik Spirit	115,500	2005	Spot	—	—
Garibaldi Spirit	109,000	2009	Spot	—	—
Peak Spirit	104,600	2011	Spot	—	—
Tarbet Spirit	107,500	2009	Spot	—	—
Whistler Spirit	109,000	2010	Spot	—	—
Yamato Spirit	107,600	2008	Spot	—	—
Total Capacity	871,200

The following table provides additional information about our owned and leased LR2 product tankers as of March 1, 2024, all of which are Bahamian-flagged.

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

The following table provides additional information about our VLCC oil tanker as of March 1, 2024, which is Hong Kong-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hong Kong Spirit (1)	319,000	2013	Spot	—	—
(1)The VLCC vessel, Hong Kong Spirit, is owned through a 50/50 joint venture and is employed in a spot market pool managed by a third party.

Please read "Note 7 - Long-Term Debt" and "Note 8 - Operating Leases and Obligations Related to Finance Leases" included in "Item 18 – Financial Statements" included in this Annual Report for information with respect to major encumbrances against our vessels.

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

Our Chartering Strategy and Participation in the Vessel Revenue Sharing Agreements
Chartering Strategy. We operate our vessels in the spot market, under time-charter contracts of varying lengths and under FSL contracts, in an effort to maximize cash flow from our vessels based on our outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2023, a total of 43 of our owned and leased vessels, one vessel owned through a 50/50 joint venture and six time chartered-in vessels operated in the spot market through employment on spot voyage charters. Our mix of vessels trading in the spot market, providing lightering services in the U.S. Gulf (or USG), or subject to fixed-rate time charters will change from time to time. We also may seek to increase or decrease our exposure to the freight market through the use of freight forward agreements or other financial instruments.

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
Revenue Sharing Agreements

We and certain third-party vessel owners have entered into RSAs. As of March 1, 2024, a total 25 of the Suezmax tankers and 24 of the Aframax / LR2 tankers in our fleet, as well as five vessels not in our fleet owned by third parties, were subject to RSAs. The vessels subject to the RSAs are employed and operated in the spot market or pursuant to time charters of less than one year.

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

Ship-to-Ship Support Services

An STS support operation is the process of transferring cargo between seagoing ships positioned alongside each other, either stationary or underway. Demand for STS support services is often driven by oil market arbitrages and oil traders optimizing their cost per tonne-mile on cargoes. The provision of ship-to-ship services may be required by our customers when blending cargos, breaking bulk cargo shipments, and optimizing opportunities when the oil market is in contango, which may result in the use of floating storage as a more cost-effective solution to onshore storage.

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

As of December 31, 2023, we remain one of three active STS lightering businesses in the USG. We are one of the two providers in this group who provides a complete full service STS offering, which includes the availability of Aframax tonnage to provide shipment between shore and offshore. USG lightering trade has a foundation of demand due to traditional imports into the U.S. to serve USG Coast refinery demand. Although imports of crude oil into the U.S. have declined as a result of rising domestic crude oil production since 2018, we believe that the current demand for import lightering has stabilized and is consistent with the dependency which U.S. refiners have on foreign oil that is most economically transported on larger VLCC and Suezmax vessels into the USG. Export related crude accounted for around 70% of total USG lightering operations in 2023. We expect that the U.S. will continue crude production and exports, which provides a foundation of lightering demand for loading to VLCCs intended for export to Asia and, to a lesser degree, Europe. Although the ports of Houston and Corpus Christi, Texas are now able to accommodate a VLCC at berthside for direct loading, draft restrictions will still require offshore top off STS loading for those vessels to lift their full capacity. Overall port congestion at these locations will create an opportunity for the offshore lightering industry to absorb incremental U.S. crude output which the current deep berths are not able to accommodate efficiently.

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

Oil has been one of the world’s primary energy sources for decades. According to the International Energy Agency (or IEA), global oil consumption decreased substantially in 2020 as a result of demand destruction caused by the COVID-19 pandemic. However, oil demand recovered substantially in 2021, 2022 and 2023, and is expected to increase further in 2024.
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

Oil Tanker Supply. New Aframax, Suezmax and LR2 tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. As of December 31, 2023, the world Aframax crude tanker fleet consisted of 696 vessels, with an additional 32 Aframax crude oil tanker newbuildings on order for delivery through 2027; the world Suezmax crude tanker fleet consisted of 661 vessels, with an additional 67 Suezmax crude oil tanker newbuildings on order for delivery through 2027; and the world LR2 product tanker fleet consisted of 438 vessels, with an additional 115 LR2 product tanker newbuildings on order through 2027. Currently, delivery of a vessel typically occurs within two to three years of ordering.

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

We believe in continuous improvement, which has seen our safety and environmental culture develop over a significant time period. Health, Safety and Environmental Program milestones include the roll-out of the Environmental Leadership Program (2005), Safety in Action (2007), Quality Assurance and Training Officer Program (2008), Operational Leadership-The Journey (2010), Significant Incident Potential (2015), Navigation Handbook (2016), Risk Tool Handbook (2017), Safety Management System upgrade (2018), Fleet Training Officer (or FTO) Program (2021) and Cargo Procedures handbook (2022). Electronic record keeping for the IMO's International Convention for the Prevention of Pollution from Ships (MARPOL) logs has been trialed on board in 2023. Beginning January 1, 2024, all vessels are using electronic record keeping for MARPOL logs.

In addition, the Operational Leadership - The Journey booklet was revised and relaunched in 2020. The booklet sets out our operational expectations and responsibilities and contains our safety, environmental and leadership commitments and our Health, Safety, Security and Environmental & Quality Assurance Policy, which is signed by all employees and empowers them to work safely, to live Teekay’s vision, and to look after one another.

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
•shipyard supervision;
•insurance;
•management of emergencies and incidents; and
•financial management services.

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

Since 2010, Teekay Corporation has produced a publicly available sustainability report that reflects the efforts, achievements, results and challenges faced by Teekay Corporation and its affiliates, including us, relating to several key areas, including emissions, climate change, corporate social responsibility, diversity and health, safety environment and quality. Teekay recognizes the significance of Environmental, Social and Governance considerations and in 2020 set an ESG strategy foundation that will direct our efforts and performance in the years ahead. Teekay's ESG strategy is focused on three broad areas: allocating capital to support the global energy transition; operating our existing fleets as safely and efficiently as possible; and further strengthening our ESG profile. Annual targets are set for the organization and are closely monitored. The sustainability report is available on our website at www.teekay.com. The information contained in the sustainability report and on our website is not part of this Annual Report.
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

We carry hull and machinery (marine and war risks), protection and indemnity insurance coverage, and other liability insurance, to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against other liabilities incurred while operating vessels, including injury to the crew, third parties, cargo loss and pollution. The current maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and cyber risks impacting the fleet; however, state-sponsored cyber attacks may be excluded from coverage. None of our vessels are insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience.

We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution. In addition, the cost of protection and indemnity insurance significantly increased during 2022 and 2023 and may continue to increase in 2024. In 2023, the cost of hull and machinery insurance increased due mainly to increased fleet values despite the existence of additional capacity in the market.

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

Our customers also often carry out vetting inspections under the Ship Inspection Report Program, which is a significant safety initiative introduced by the Oil Companies International Marine Forum (or OCIMF) to specifically address concerns about sub-standard vessels. The inspection results permit charterers to screen a vessel to ensure that it meets their general and specific risk-based shipping requirements.

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

Annex VI to the IMO's International Convention for the Prevention of Pollution from Ships (MARPOL) (or Annex VI) sets limits on sulfur oxide (or SOx) and nitrogen oxide (or NOx) emissions from ship exhausts, regulates emissions from ship exhausts, regulates emissions of volatile compounds from cargo tanks, and prohibits emissions of ozone depleting substances and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special “emission control areas” (or ECAs) to be established with more stringent controls on sulfur emissions.

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

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that make the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessel's Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data. This has been verified as compliant on all of our ships for calendar years 2019 through 2022. A Confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept onboard. The data collected for 2023 has been submitted to authorized verifiers for confirmation and this process is expected to be completed by the end of April 2024.

IMO regulations required that as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.10% sulfur requirements.

From July 1, 2024, heavy fuel oil (or HFO) may no longer be used or carried as domestic fuel in bunker tanks when in Arctic waters, with some exceptions.

As of May 1, 2025, the Mediterranean Sea will effectively become an ECA for sulphur oxides (or SOx) under MARPOL Annex VI Regulation 14. This implies that from then on when operating in the Mediterranean Sea, the sulphur content of the fuel used on board shall not exceed 0.10%, unless using an exhaust gas cleaning system (or EGCS) ensuring an equivalent SOx emission level.

Certain modifications were necessary to optimize operation on LSMGO of equipment originally designed to operate on HFO. Also, LSMGO is more expensive than HFO and this could impact the cost of operations. We are primarily exposed to increased fuel costs through our spot trading vessels, although our competitors bear a similar cost increase as this is a regulatory item applicable to all vessels. All required vessels in our fleet trading to and within regulated low sulfur areas comply with applicable fuel requirements.

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

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. The convention requires the implementation of either the D-1 or D-2 standard. There will be a transitional period from the entry into force to the International Oil Pollution Prevention (or IOPP) renewal survey in which ballast water exchange (reg. D-1) can be employed. Vessels will be required to meet the discharge standard D-2 by installing an approved BWTS. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type approved BWTS which is compliant with USCG regulations. The USCG has approved several BWTS both nationally and internationally, out of which Sunrui Systems (China) are under Teekay’s approved list for retrofit. We estimate that the installation of an approved BWTS will cost approximately $1.0 million per vessel subject to such installation during 2024.

Cyber-related risks are operational risks that are appropriately assessed and managed as per the safety management requirements of the ISM Code. Cyber risks are required to be appropriately addressed in our safety management system no later than the first annual verification of our Document of Compliance after January 1, 2021. The most recent annual verification audit of our Document of Compliance was completed on July 20, 2023 and confirmed that cyber risks are appropriately addressed in accordance with ISM standards in the Company's safety management system.

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

The EU has adopted a directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.10% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOx ECAs. Other jurisdictions have also adopted similar regulations.

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU monitoring, reporting and verification (or MRV) regulations. These regulations came into force on July 1, 2015 and aim to reduce greenhouse gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their carbon dioxide (or CO2) emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Teekay Corporation signed an agreement with DNV for monitoring, verification and reporting as required by this regulation. We are presently using IMOS/Veslink forms which interface with DNV. Emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS Database. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed onboard. The data for 2023 has been submitted and is currently under verification by DNV, our authorized verifier. The review is expected to be completed by end of April 2024 for all of our vessels. In addition to the EU-MRV data, from January 1, 2022, we have also started submitting data for UK-MRV which is a new requirement for all vessels calling UK ports and waters.

Currently, ships above 5,000 gross tonnage transporting cargo or passengers for commercial use are required to submit a MRV report to the authorities. Under the new EU ETS scope for shipping, they will also be required to surrender EU allowances for their 2024 CO2 emissions by September 2025. From 2025, the MRV will also include offshore vessels and cargo ships between 400 gross tonnage and 5,000 gross tonnage. However, a review is to be done by the Commission in 2026 to evaluate the need to include these vessels in the ETS by 2027.
For ships under the EU ETS scope, with voyages within EU ports of call, 100% of their emissions will have to be surrendered in the form of EU allowances. For voyages either leaving or arriving in EU ports of call, 50% of their emissions will have to be surrendered in the form of EU allowances. The compliance obligation for EU ETS will be phased in over three years, during which the following percentage of verified emissions will have to be surrendered in the form of EU allowances: 40% for 2024; 70% for 2025 and 100% for 2026 and each year thereafter.
Apart from the EU ETS, the EU also plans to introduce the FuelEU Maritime regulation (or FuelEU) into force soon to reduce greenhouse gas emissions (CO2, CH4 and N2O). The regulation is expected to apply from January 1, 2025 to ships over 5,000 gross tonnage which use EEA (EU plus Norway and Iceland) ports. To incentivize the use of renewable and low carbon fuels, FuelEU will impose limits on the greenhouse gas intensity of fuels used onboard and require certain ship types to have zero-emissions at berth from 2030, with stringent financial penalties for non-compliance.

Under the FuelEU regulation, the yearly average GHG intensity of energy used onboard by a ship is not to exceed the 2020 fleet average. Every five years from 2025 to 2050, this reference value will be reduced as follows: by 2% from 2025; by 6% from 2030; by 14.5% from 2035; by 31%

from 2040; by 62% from 2045; and by 80% from 2050. The GHG intensity is a measure of the CO2 equivalent emissions per quantum of energy used on board. This will be measured based on reported fuel consumption from EU MRV and the emission factors of the fuels used on a well-to-wake basis.

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

The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged newbuildings were required to have onboard a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance by December 31, 2018, existing EU-flagged vessels and non-EU-flagged vessels calling at EU ports are required to have onboard a verified IHM with a Statement of Compliance by December 31, 2020. We contracted with a class-approved hazardous materials company, Poly NDT Pte Ltd., to assist in the preparation of an Inventory of Hazardous Materials and with obtaining Statements of Compliance for our vessels. All our vessels were in compliance with IHM regulations as of December 31, 2023. The EU Commission adopted a European list of approved ship recycling facilities, as well as four further decisions dealing with certification and other administrative requirements set out in the regulation. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (or Hong Kong Convention). The Hong Kong Convention is scheduled to enter into force on June 26, 2025.

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

On December 4, 2018, the Vessel Incidental Discharge Act (or VIDA) came into effect under the Clean Water Act. The VIDA restructures the way the EPA and the USCG regulate discharges incidental to the normal operation of a vessel when operating as a means of transportation. In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology-based. Two years after the EPA publishes the final Vessel Incidental Discharge National Standards of Performance, the USCG is required to develop corresponding implementation, compliance, and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation, and use of devices necessary to achieve the EPA standards. Vessels that are constructed after December 1, 2013, are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the VGP gets reissued, however, the provisions of the 2013 VGP, all management, inspection, monitoring, and reporting requirements remain in effect for vessels operating in U.S. waters until the USCG and EPA finalizes new regulations in accordance with the VIDA to replace the 2013 VGP. Final rules are not expected for another two to three years.

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

Various states in the United States, including California, have implemented additional regulations relating to the environment and operation of vessels. The California Biofouling Management Plan requires vessels to have a Biofouling Management Plan and maintain a Biofouling Record Book. In addition, it requires mandatory biofouling management of the vessel’s wetted surfaces and mandatory biofouling management for vessels that undergo an extended residency period (e.g. remain in the same location for 45 or more days. Finally, it also requires the mandatory submission of a Marine Invasive Species Program Annual Vessel Reporting Form (MISP-AVRF) by the vessel at least 24 hours in advance of the first arrival of each calendar year at a California port. The regulation applied to new vessels delivered after January 1, 2018, and existing vessels after the first regularly scheduled dry dock after January 1, 2018.

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

From January 1, 2020, all vessels navigating within the Chinese mainland territorial coastal DECAs should use marine fuel with a maximum 0.50% m/m sulfur cap. All vessels entering China inland waterway emission control areas are to use fuel oil with a sulfur content not exceeding 0.10% m/m. Any vessel using or carrying non-compliant fuel oil due to the non-availability of compliant fuel oil is to submit a fuel oil non-availability report to the China Maritime Safety Administration (or CMSA) of the next arrival port before entering waters under the jurisdiction of China.

From March 1, 2020, all vessels entering waters under the jurisdiction of the People’s Republic of China are prohibited from carrying fuel oil of sulfur content exceeding 0.50% m/m onboard ships. Any vessel carrying non-compliant fuel oil in the waters under the jurisdiction of China is to:

•discharge the non-compliant fuel oil; or
•as permitted by the CMSA of the calling port, to retain the non-compliant fuel oil onboard with a commitment letter stating it will not be used in waters under the jurisdiction of China.
New Zealand
New Zealand's Craft Risk Management Standard (or CRMS) requirements are based on the IMO's guidelines for the control and management of ships' biofouling to minimize the transfer of invasive aquatic species and monitored by the Biofouling Management Plan retained onboard each vessel.
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

The vessels in our fleet were verified as compliant before December 31, 2018, with the first data collection period being for the 2019 calendar year. A Confirmation of Compliance was issued by the administration/registered organization, which must be kept onboard the ship. The IMO also approved a roadmap for the development of a comprehensive IMO strategy on the reduction of GHG emissions from ships with an initial strategy adopted on April 13, 2018, and a revised strategy adopted in 2023. Furthermore, the MEPC adopted two sets of amendments to MARPOL Annex VI related to carbon intensity regulations. The MEPC agreed on combining the technical and operational measures with an entry into force date on January 1, 2023. The Energy Efficiency Existing Ships Index (or EEXI) and the Carbon Intensity Index (or CII) have been implemented from January 1, 2023 to benchmark and improve efficiency and reduce emissions from ships. We have already calculated the EEXI and Engine Power Limiter (or EPL) values for our vessels and are in full compliance of the regulation.

The EU has expanded the existing EU emissions trading regime to include emissions of GHGs from vessels, and individual countries in the EU may impose additional requirements. The EU has adopted Regulation (EU) 2015/757 on the MRV of CO2 emissions from vessels (or the MRV Regulation), which entered into force on July 1, 2015. The MRV Regulation aims to quantify and reduce CO2 emissions from shipping. It lists the requirements on the MRV of carbon dioxide emissions and requires ship owners and operators to annually monitor, report and verify CO2 emissions for vessels larger than 5,000 gross tonnages calling at any EU and EFTA (Norway and Iceland) port (with a few exceptions, such as fish-catching or fish-processing vessels). Data collection takes place on a per voyage basis and started on January 1, 2018. The reported CO2 emissions, together with additional data, such as cargo and energy efficiency parameters, are to be verified by independent verifiers and sent to a central inspection database hosted by the European Maritime Safety Agency to collate all the data applicable to the EU region. Companies responsible for the operation of large ships using EU ports are required to report their CO2 emissions.

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
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and the Maritime Transportation Security Act of 2002 (U.S. specific requirements). Procedures are in place to inform the Maritime Security Council Horn of Africa whenever our vessels are calling in the Indian Ocean Region or the Maritime Domain Awareness for Trade - Gulf of Guinea when calling in the West Coast of Africa. In order to mitigate the security risk, security arrangements are made which include boarding armed security teams (when vessels transit the Gulf of Aden) or arranging for security escort vessels (with 6-8 Nigerian Navy armed guards) from a distance of 195 nautical miles for all Nigerian port calls. In addition, our vessels are also escorted through the Nigerian Exclusive Economic Zone (or EEZ) for calling at some ports of Cameroon and Equatorial Guinea, which are close to the Nigerian EEZ. Our vessels comply with the recommendations of Best Management Practices for West Africa.
C.Organizational Structure
As of March 1, 2024, Teekay Corporation (NYSE: TK), directly or through its 100%-owned subsidiaries, Teekay Holdings Limited and Teekay Finance Limited, had a 28.7% economic interest and a 53.8% voting interest in us through its ownership of approximately 5.2 million shares of our Class A common stock and 4.6 million shares of our Class B common stock.

Our shares of Class A common stock entitle the holders thereof to one vote per share and our shares of Class B common stock entitle the holders thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. Teekay Corporation currently holds a majority of the voting power of our common stock, and as such, we are controlled by Teekay Corporation.

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2023.

D.Property, Plant and Equipment
Other than our vessels and related equipment, we do not have any material property.

Please see “Item 4. Information on the Company – B. Business Overview – Our Fleet” for a description of our vessels and “Item 18. Financial Statements: Note 7 – Long-Term Debt and Note 8 – Operating Leases and Obligations Related to Finance Leases” for information about major encumbrances against our vessels.
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

Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (which statutory rate as of the end of 2023 was 21%), and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.

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

The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Gross Income, without benefit of deductions. For 2023, we estimate that if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Gross Income would have been approximately $16.4 million. If the Section 883 Exemption does not apply, the amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the U.S. in such year, however, which is not within our complete control.
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
In addition, please refer to item 5 in our Annual Report on Form 20-F for the year ended December 31, 2022 for our discussion and analysis comparing financial condition and results of operations from 2022 to 2021.
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

Significant Developments in 2023 and Early 2024
Conflicts in Israel/Gaza Strip and Ukraine

On October 7, 2023, Hamas attacked Israel, with Israel then declaring war on Hamas in the Gaza Strip. Since mid-December 2023, Iran-backed Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area, ostensibly in response to the Israel-Hamas war. As a result of these attacks, many shipping companies have suspended transit through the Red Sea, which has affected trading patterns, rates and expenses. While it is impossible to predict how this situation will evolve in the future, we expect that the rerouting of cargos will lead to additional spot tanker rate volatility in the near term. Escalation or expansion of hostilities, interventions by other groups or nations, the imposition of economic sanctions on any major oil producing nations, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, such as the Red Sea, or similar outcomes could adversely affect the tanker industry, demand for our services, our business, results of operations, financial condition and cash flows.

The ongoing conflict in Ukraine has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions on Russia by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates. Additional sanctions and executive orders have been implemented and authorities are actively investigating compliance with the price cap requirement. This could further impact the trade of crude oil and petroleum products, as well as the supply of Russian oil to the global market and the demand for, and price of, crude oil and petroleum products.

Please read “Item 3 - Key Information - Risk Factors” for additional information about risks to us and our business relating to political instability, terrorist or other attacks, war or international hostilities and the conflicts in Israel and Ukraine.
Vessel Sales

During the fourth quarter of 2023, we agreed to sell two Aframax / LR2 tankers in separate transactions for a combined sales price of $46.5 million. One of these sales was completed in December 2023, when the vessel was delivered to its new owner, which resulted in a gain on sale of $10.4 million during the year ended December 31, 2023. The other vessel, which was classified as held for sale as at December 31, 2023, was delivered to its new owner in February 2024.
Time Chartered-in Vessels

In January 2023, an Aframax / LR2 tanker newbuilding related to a time charter-in contract that we entered into in 2020 was delivered to us. The time charter-in contract has a seven-year term at a rate of $18,700 per day, with three one-year extension option periods and a purchase option at the end of the second extension option period.

During the first quarter of 2023, two Aframax / LR2 tankers related to time charter-in contracts that were entered into in December 2022 and February 2023, respectively, were delivered to us and commenced their in-charter terms of two to three years, respectively, at an average rate of $33,450 per day.

In May, July and September 2023, we extended three chartered-in contracts for three Aframax / LR2 tankers for 12 months each at an average rate of approximately $20,800 per day. An additional 12-month optional period was secured on one of the vessels.
Time Chartered-out Vessels

In February 2023, a one-year time charter-out contract for an Aframax / LR2 tanker that was entered into in December 2022 commenced at a rate of $48,500 per day. This time charter-out contract expired in February 2024, at which time the tanker was delivered back to us and has subsequently been trading in the spot market.
Vessel Repurchases
In March 2023, we completed the repurchase of one Suezmax tanker and eight Aframax / LR2 tankers for a total cost of $164.3 million, pursuant to repurchase options under related sale-leaseback arrangements.
In May 2023, we completed the repurchase of five Suezmax tankers and one Aframax / LR2 tanker for a total cost of $142.8 million, pursuant to repurchase options under related sale-leaseback arrangements.
In September 2023, we completed the repurchase of two Suezmax tankers and two Aframax / LR2 tankers for a total cost of $57.2 million, pursuant to repurchase options under related sale-leaseback arrangements.
In January 2024, we gave notice to exercise options to acquire eight Suezmax tankers for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements described in "Item 18 – Financial Statements: Note 8 - Operating Leases and Obligations related to Finance Leases" of this Annual Report. We expect to complete the repurchase and delivery of these eight vessels in March 2024. Upon redelivery to us of these eight vessels, the vessels will be unencumbered.

Debt Facility

In May 2023, we entered into a new secured revolving credit facility agreement (or the 2023 Revolver) for up to $350.0 million to refinance 19 vessels, which vessels include the nine, six and four vessels we repurchased in March 2023, May 2023 and September 2023, respectively, that were previously subject to sale-leaseback financing arrangements. The 2023 Revolver has a six-year term and an interest rate based on the

Secured Overnight Financing Rate (or SOFR) plus a margin of 2.0%. The maximum amount of the facility is reduced by semi-annual reductions in revolver capacity.

Cancellation of Revolving Credit Facility
In July 2023, we provided notice of loan cancellation to the lenders of our previous revolving credit facility (or the 2020 Revolver). The 2020 Revolver, which had a maturity date of December 2024, was cancelled effective July 2023, at which time all 13 collateralized vessels and related security were released and discharged. Upon cancellation of the 2020 Revolver, the amount available to us from our long-term debt was reduced by $65.7 million.

Cancellation of Working Capital Loan Facility

In September 2023, we provided notice of cancellation to the lender of our working capital loan facility with Teekay Tankers Chartering Pte. Ltd. (or TTCL), our wholly-owned subsidiary. The working capital loan facility, which provided for aggregate borrowings up to $80.0 million, was cancelled in September 2023, and the related security interests in the assets of TTCL were subsequently discharged. Upon cancellation of the working capital loan facility, the amount available to us from our short-term debt was reduced by $80.0 million.

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

Dividend Policy

In May 2023, our Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding share of Class A and B common stock. In addition, our Board of Directors declared a special cash dividend of $1.00 per common share in May 2023. The declaration and payment of any further dividends is subject to the discretion of our Board of Directors.

Share Repurchase Program

In May 2023, we announced that our Board of Directors had authorized a new share repurchase program for the repurchase of up to $100 million of our outstanding Class A common shares. Under the program, repurchases can be made from time to time in the open market, through privately-negotiated transactions and by any other means permitted under the rules of the U.S. Securities and Exchange Commission (or SEC), in each case at times and prices considered appropriate by us. The timing of any purchases and the exact number of shares to be purchased under the program will be subject to our discretion and upon market conditions and other factors. We intend to make all open market repurchases under the plan in accordance with Rule 10b-18 of the U.S. Securities Exchange Act of 1934, as amended. As at the end of December 2023, no shares have been acquired under this program.

Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from time charters, voyage charters, full service lightering and lightering support services. Revenues are affected by hire rates and the number of days a vessel operates. Revenues are also affected by the mix of our business between time charters and voyage charters and to a lesser extent, whether our vessels are subject to an RSA. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage. Our charters are explained further below.

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

Income (Loss) from Vessel Operations. To assist us in evaluating our operations, we analyze the income or loss we receive after deducting operating expenses, but prior to interest expense, interest income, realized and unrealized gains or losses on derivative instruments, equity income or losses, other income or expenses and income tax expense or recovery.

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

Summary Financial Data
Set forth below is summary consolidated financial and other data of Teekay Tankers Ltd. and its subsidiaries for fiscal years 2023 and 2022, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, the consolidated financial statements and accompanying notes for the years ended December 31, 2023 and 2022 (which are included herein).

	Year Ended December 31,
(in thousands of U.S. dollars, except share and fleet data)	2023	2022
GAAP Financial Comparison:
Income Statement Data:
Revenues	1,364,452	1,063,111
Income from operations	535,910	255,949
Net income	513,671	229,086
Earnings per share - diluted	14.86	6.68

Balance Sheet Data (at end of year):
Cash and cash equivalents	365,251	180,512
Total vessels and equipment (1)	1,234,524	1,296,262
Total debt (2)	139,599	532,760
Total equity	1,525,785	1,070,006

Non GAAP Financial Comparison: (3)
Net revenues	890,081	567,507
EBITDA	638,242	363,050
Adjusted EBITDA	623,562	348,095

Fleet Data:
Average number of tankers (4)
Suezmax	26.0	25.1
Aframax / LR2	25.6	23.8
VLCC	0.5	0.5
(1)Total vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels related to finance leases, at cost less accumulated depreciation, and (c) operating lease right-of-use assets.
(2)Total debt includes short-term debt, current and long-term portion of long-term debt, and current and long-term portion of obligations related to finance leases.
(3)Net revenues, EBITDA and Adjusted EBITDA are non-GAAP financial measures. A definition and an explanation of the usefulness and purpose of each measure, as well as a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP are contained in the section “Non-GAAP Financial Measures” at the end of this Item 5 - Operating and Financial Review and Prospects.
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
•The amount and timing of vessel dry dockings and major modifications can significantly affect our revenues between periods. Our vessels are normally off-hire when they are being dry docked. We had seven vessels dry dock in 2023, compared to nine vessels which dry docked in 2022. During 2022, an additional three vessels were off-hire while completing BWTS installations. The total number of off-hire days relating to dry dockings and BWTS installations during the years ended December 31, 2023 and 2022 were 304 and 561, respectively. For our current fleet, there are 15 vessels scheduled to dry dock in 2024.
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

Summary
Our consolidated income from operations was $535.9 million for the year ended December 31, 2023, compared to $255.9 million for the year ended December 31, 2022. The primary reasons for this net increase in income are as follows:

Consolidated Income from Operations
$ (Millions)
600
550
500
450
400
350
300
250
200
150
100
50
0
Year ended December 31, 2022
Higher average realized TCE rates
Vessel in-charters
Changes in vessel employment
Lower number of off-hire days
Vessel sales
Changes in general and administrative expenses
Other
Year ended December 31, 2023

•an increase of $237.4 million as a result of higher overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers, as well as higher earnings from our FSL dedicated vessels;
•an increase of $28.4 million due to the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to us at various times between the third quarter of 2022 and the first quarter of 2023;
•an increase of $17.5 million due to certain vessels returning from time charter-out contracts at various times between the second quarter of 2022 and the first quarter of 2023 and earning higher average spot rates in 2023 compared to previous fixed rates; and
•an increase of $7.0 million due to fewer off-hire days and off-hire bunker expenses during 2023, primarily related to fewer scheduled dry dockings compared to 2022;

partially offset by:
•a decrease of $6.2 million due to the sale of four Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022 and the fourth quarter of 2023; and
•a decrease of $4.2 million due to an increase in general and administrative expenses during 2023, primarily resulting from higher expenditures related to compensation, benefits and payroll taxes compared to 2022, as well as higher general corporate expenditures.

Year Ended December 31, 2023 versus Year Ended December 31, 2022
The following table presents our results for the years ended December 31, 2023 and 2022, and includes a comparison of net revenues, a non-GAAP financial measure, for those periods to income from operations, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2023	2022	% Change
Revenues	1,364,452	1,063,111	28%
Voyage expenses	(474,371)	(495,604)	(4)%
Net revenues	890,081	567,507	57%

Vessel operating expenses	(148,960)	(150,448)	(1)%
Time-charter hire expenses	(70,836)	(27,374)	159%
Depreciation and amortization	(97,551)	(99,033)	(1)%
General and administrative expenses	(45,936)	(41,769)	10%
Gain on sale and (write down) of assets	10,360	8,888	17%
Restructuring charges	(1,248)	(1,822)	(32)%
Income from operations	535,910	255,949	109%

Interest expense	(27,706)	(35,740)	(22)%
Interest income	10,178	1,338	661%
Realized and unrealized gain on derivative instruments	449	5,179	(91)%
Equity income	3,432	244	1,307%
Other income	900	2,645	(66)%
Net income before income tax	523,163	229,615	128%
Income tax expense	(9,492)	(529)	1,694%
Net income	513,671	229,086	124%
Net Revenues. Net revenues were $890.1 million for the year ended December 31, 2023 compared to $567.5 million for the year ended December 31, 2022. The net increase was primarily due to:

•an increase of $217.8 million due to higher overall average realized spot rates earned by our Suezmax tankers and Aframax / LR2 tankers in 2023 compared to 2022;
•a net increase of $60.3 million due to the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to us at various times between the third quarter of 2022 and the first quarter of 2023, partially offset by the sale of four Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022 and the fourth quarter of 2023;
•an increase of $19.6 million primarily due to higher average FSL spot and spot voyage charter rates for our FSL dedicated vessels in 2023 compared to 2022;
•an increase of $17.5 million due to certain vessels returning from time charter-out contracts at various times between the second quarter of 2022 and the first quarter of 2023 and earning higher average spot rates in 2023 compared to previous fixed rates;
•an increase of $7.0 million due to fewer off-hire days and off-hire bunker expenses during 2023, primarily related to fewer scheduled dry dockings compared to 2022; and
•an increase of $2.4 million due to higher STS support services revenues resulting from an increase in the average rate earned per operation in 2023 compared to 2022;
partially offset by:
•a decrease of $1.3 million due to commercial claims from charterers during 2023; and
•a decrease of $0.8 million due to lower revenue earned from our responsibilities in employing the vessels subject to RSAs in 2023 compared to 2022.
Vessel Operating Expenses. Vessel operating expenses were $149.0 million for the year ended December 31, 2023 compared to $150.4 million for the year ended December 31, 2022. The net decrease was primarily due to a decrease of $4.1 million resulting from the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022, as well as a decrease of $1.1 million resulting from lower crewing-related expenditures in 2023, partially offset by an increase of $2.3 million related to higher repair and maintenance costs on certain tankers, an increase of $0.7 million related to higher expenditures for ship management, as well as an increase of $0.7 million resulting from a higher volume of STS support service activities in 2023.
Time-charter Hire Expenses. Time-charter hire expenses were $70.8 million for the year ended December 31, 2023 compared to $27.4 million for the year ended December 31, 2022. The net increase was primarily due to an increase of $43.6 million resulting from the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to us at various times between the third quarter of 2022 and the first quarter of 2023, as well as an increase of $1.3 million resulting from an increase in daily hire rates for two Aframax / LR2 tankers after extending their chartered-in contracts during the first three quarters of 2023, partially offset by a decrease of $1.1 million resulting from fewer hire days for a chartered-in tanker due to its dry dock during 2023.

Depreciation and Amortization. Depreciation and amortization was $97.6 million for the year ended December 31, 2023 compared to $99.0 million for the year ended December 31, 2022. The decrease was primarily due to the sale of three Aframax / LR2 tankers and one Suezmax tanker during first three quarters of 2022.

General and Administrative Expenses. General and administrative expenses were $45.9 million for the year ended December 31, 2023 compared to $41.8 million for the year ended December 31, 2022. The increase was primarily due to higher expenditures related to compensation, benefits and payroll taxes, as well as higher general corporate expenditures during the year ended December 31, 2023.

Gain on sale and (write-down) of assets. The gain on sale and (write-down) of assets of $10.4 million for the year ended December 31, 2023 was related to the sale of one Aframax / LR2 tanker in December 2023.

The gain on the sale and (write-down) of assets of $8.9 million for the year ended December 31, 2022 was related to:

•the sale of three Aframax / LR2 tankers and one Suezmax tanker in 2022, which resulted in an aggregate gain of $9.4 million during the year ended December 31, 2022, and the reversal of a previous write-down of one of these tankers that had been recorded during the fourth quarter of 2021, which reversal was made to reflect the tanker's agreed sales price and resulted in a gain of $0.6 million during the year ended December 31, 2022;

partially offset by:
•the impairment recorded on two of our operating lease right-of-use assets resulting from a decline in the prevailing short-term time-charter rates, which resulted in a write-down of $1.1 million during the year ended December 31, 2022.

Restructuring Charges. Restructuring charges of $1.2 million for the year ended December 31, 2023 were primarily related to organizational changes made to our commercial and technical operations teams. Restructuring charges of $1.8 million for the year ended December 31, 2022, were primarily related to organizational changes made to Teekay Services Limited (or the Manager), which is a subsidiary of Teekay Corporation (or Teekay), following divestments by Teekay related to Teekay LNG Partners L.P. (now known as Seapeak LLC) in January 2022, as described in "Item 18 – Financial Statements: Note 12a - Related Party Transactions" of this Annual Report.

Interest Expense. Interest expense was $27.7 million for the year ended December 31, 2023 compared to $35.7 million for the year ended December 31, 2022. The decrease was primarily due to the repurchase of 11 Aframax / LR2 tankers and eight Suezmax tankers during the first three quarters of 2023, all of which were previously held under sale-leaseback arrangements, as well as the repayment in full of our previous term loan during the second half of 2022, partially offset by a higher average benchmark interest rate for our tankers under sale-leaseback arrangements during the year ended December 31, 2023.

Interest Income. Interest income was $10.2 million for the year ended December 31, 2023 compared to $1.3 million for the year ended December 31, 2022. The increase was primarily due to higher cash balances earning higher interest rates during the year ended December 31, 2023.

Realized and Unrealized Gain on Derivative Instruments. Realized and unrealized gain on derivative instruments was $0.4 million for the year ended December 31, 2023 compared to $5.2 million for the year ended December 31, 2022.

In March 2020, we entered into an interest rate swap with a notional amount of $50.0 million and a fixed rate of approximately 0.8%, which swap agreement was scheduled to mature in December 2024. In June 2023, we terminated this interest rate swap agreement. We recognized a realized gain under the swap agreement of $4.2 million during the year ended December 31, 2023, compared to $0.5 million during the prior year, primarily due to the termination of the interest rate swap agreement in 2023 and a higher average benchmark interest rate for the year ended December 31, 2023.

We recognized an unrealized loss of $3.7 million during the year ended December 31, 2023, compared to an unrealized gain of $3.2 million during the prior year under the interest rate swap agreement, primarily due to the termination of the interest rate swap agreement in 2023.

From time to time, we use forward freight agreements (or FFAs) to increase or decrease our exposure to spot market rates, within defined limits. We recognized a realized gain of $1.5 million during the year ended December 31, 2022 under the FFAs.

Equity Income. Equity income was $3.4 million for the year ended December 31, 2023 compared to $0.2 million for the year ended December 31, 2022. The increase was primarily due to higher spot rates realized by our 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement, as well as fewer off-hire days during 2023 resulting from the dry dock of the VLCC during 2022. For additional information, please refer to "Item 18 – Financial Statements: Note 4 - Investment in and Advances to Equity-Accounted Joint Venture" of this Annual Report.

Other Income. Other income was $0.9 million for the year ended December 31, 2023, compared to $2.6 million for the year ended December 31, 2022. The decrease was primarily due to premiums paid during 2023 in relation to the repurchase of 19 tankers which were previously under sale-leaseback arrangements and changes in foreign currency exchange rates related to our accrued tax and working capital balances, partially offset by an amount recognized in our favor in relation to a legal claim during 2023 and a payment made in relation to the settlement of a legal claim during 2022.

Income Tax Expense. Income tax expense was $9.5 million for the year ended December 31, 2023 compared to $0.5 million for the year ended December 31, 2022. The increase was primarily due to changes in vessel trading activities and higher gross revenues and net income during the year ended December 31, 2023, as well as lower recoveries during 2023 related to the expiry of the limitation period in certain jurisdictions. The increase was partially offset by the net change resulting from the reversal of certain freight tax liabilities during 2023 and 2022 based on an assessment of our tax position for a jurisdiction. For additional information, please read "Item 18 – Financial Statements: Note 16 - Income Tax (Expense) Recovery" of this Annual Report.
Tanker Market
Mid-size crude tanker spot rates increased during the fourth quarter of 2023, primarily due to an increase in crude oil exports from key load regions in both OPEC+ and non-OPEC+ countries, including record high crude oil exports from the U.S. Gulf, coupled with seasonal weather delays. Spot tanker rates have remained firm at the start of 2024 as seasonal factors continue to support rates, while instability in the Red Sea region due to attacks on merchant ships has led to an increase in tonne-mile demand as owners and charterers look to reroute vessels on longer haul voyages in order to avoid the affected region.

The outlook for the global economy is improving, with the International Monetary Fund (or IMF) recently increasing its forecast for global GDP growth in 2024 from 2.9% to 3.1%, with further growth of 3.2% expected in 2025. The prospect of a hard landing for the global economy may be receding as inflation starts to fall across the globe, though downside risks remain. The outlook for global oil demand also remains positive, with the U.S. Energy Information Administration (or EIA) forecasting growth of 1.4 million barrels per day (or mb/d) in 2024 and a further 1.3 mb/d in 2025.

The majority of oil supply growth in 2024 is expected to come from non-OPEC+ countries in the Atlantic Basin, led by the United States, Canada, Brazil, and Guyana. Given that oil demand growth is expected to be focused on the Asia-Pacific region in 2024, there could be an increase in Atlantic-to-Pacific crude oil movements, which may be beneficial for tanker tonne-mile demand. However, supply cuts from the OPEC+ group, which were announced in November 2023, and which came into effect in January 2024, may lead to reduced export volumes, particularly from the Middle East, which could weigh on tanker demand in the near term.

The ongoing conflict in Ukraine continues to impact mid-size tanker tonne-miles, with the vast majority of Russian crude oil exports now heading long-haul to India and China, and we expect this situation to persist over the medium term. In addition, growing instability in the Middle East has increasingly impacted shipping markets since December 2023 in the form of attacks on merchant ships in the Red Sea. This is a dynamic situation, but for the time being we expect that many ship owners and charterers will look to avoid the region and seek alternate routes that inevitably involve longer voyages. For many vessels, this means sailing around the Cape of Good Hope, adding a significant number of voyage days and creating additional tanker tonne-mile demand. For example, a Suezmax voyage from Basra, Iraq to the Mediterranean is around 4,000 nautical miles via the Suez Canal compared to around 12,000 nautical miles via the Cape of Good Hope. While it is impossible to predict how this situation will evolve in the future, the rerouting of cargos may continue to create additional tanker demand in the near term.

Tanker fleet supply fundamentals continue to look very positive. This is especially true for 2024 with just 9 million deadweight tons (or mdwt) scheduled to be delivered this year, the lowest annual total since 1997. The tanker orderbook as a whole remains low compared to the 20-year average at around 7% of the existing fleet size, while forward orderbook cover at global shipyards stands at 3.5 years, meaning there is little spare shipyard capacity until 2027. The combination of a low orderbook, an aging tanker fleet, and a lack of shipyard capacity until 2027 should lead to very low levels of tanker fleet growth over the next three years including virtually no fleet growth in 2024.

In summary, we expect that a combination of robust tanker demand growth and very positive fleet supply fundamentals will continue to lay the foundation for a strong spot tanker market over the next two to three years. Geopolitical instability in various regions of the world, and the subsequent rerouting of tankers on longer haul voyages, may add to spot tanker rate volatility.
Fleet and TCE Rates
As at December 31, 2023, we owned and leased 43 double-hulled oil and product tankers and time-chartered in seven Aframax / LR2 tankers and one Suezmax tanker. We also owned a 50% interest in one VLCC tanker, the results of which are included in equity income (loss).
As defined and discussed above, we calculate TCE rates as net revenue per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses. The following tables highlight the average TCE rates earned by our time-charter vessels and spot vessels trading in RSAs, on voyage charters and in FSL, for 2023 and 2022:

	Year Ended December 31, 2023
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax	$669,334	$(256,166)	$1,591	$414,759	8,922	$46,485
Voyage-charter contracts - Aframax / LR2 (4)	$652,153	$(228,203)	$1,747	$425,697	8,680	$49,045
Time charter-out contracts - Suezmax	$14,280	$(556)	$(31)	$13,693	365	$37,513
Time charter-out contracts - Aframax / LR2	$16,869	$(405)	$8	$16,472	382	$43,123
Total	$1,352,636	$(485,330)	$3,315	$870,621	18,349	$47,448
(1)Excludes $7.9 million of revenues related to our STS support services operations, $2.3 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs, and $1.6 million of bunker commissions earned.

(2)Includes $11.0 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses and an expense related to a claim from a charterer in relation to a mechanical issue on one vessel, which are excluded from Average TCE per Revenue Day.
(4)Includes $81.5 million of revenues and $44.6 million of voyage expenses related to our FSL operations, which includes $11.0 million of operating expenses referenced in note (2) above related to FSL operations.

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
(4)Includes $123.5 million of revenues and $79.0 million of voyage expenses related to our FSL operations, which includes $11.9 million of operating expenses referenced in note (2) above related to FSL operations.
Liquidity and Capital Resources
Sources and Uses of Capital
We generate cash flows primarily from chartering out our vessels. We employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and FSL contracts to reduce potential downside risks. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. There can be other factors that override typical seasonality, such as was the case during the year ended December 31, 2022, when global oil trade routes and tonne-mile demand were impacted by Russia's invasion of Ukraine, which commenced in late February 2022. While exposure to the volatile spot market is the largest potential cause for changes in our net operating cash flow from period to period, variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.
Our other primary sources of cash are long-term bank borrowings, lease or equity financings, and to a lesser extent, the proceeds from the sales of our older vessels.

Our obligations related to finance leases are described in "Item 18 – Financial Statements: Note 8 - Operating Leases and Obligations Related to Finance Leases" and our 2023 Revolver is described in "Item 18 – Financial Statements: Note 7 - Long-Term Debt" of this Annual Report. Our 2023 Revolver contains covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Our 2023 Revolver and obligations related to finance leases require us to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 18 – Financial Statements: Note 7 - Long-Term Debt" and in "Item 18 – Financial Statements: Note 8 - Operating Leases and Obligations Related to Finance Leases" of this Annual Report. If we do not meet these financial or other covenants, the lender may declare our obligations under the agreements immediately due and payable and terminate any further loan commitments, which would significantly affect our short-term liquidity requirements. As at December 31, 2023, we were in compliance with all covenants under our revolving credit facility and obligations related to finance leases. Our 2023 Revolver and obligations related to finance leases require us to make interest payments based on SOFR plus a margin. Significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. As at December 31, 2023, we were not committed to any interest rate swap agreements. The extent of our exposure to changes in interest rates is described in further detail in "Item 11 - Quantitative and Qualitative Disclosures About Market Risk” of this Annual Report.

Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, debt servicing costs, scheduled repayments of long-term debt, scheduled repayments of our obligations related to finance leases, funding our other working capital requirements, cash dividend payments on our common shares, repurchases of our common shares under our share repurchase program, as well as providing funding to our equity-accounted joint venture from time to time. In addition, we may use cash to acquire new or second-hand vessels. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of our existing fleet, the commercial outlook for our vessels and other considerations. As such, vessel acquisition activity may vary significantly from year to year.
Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2023	2022
Net cash flow provided by operating activities	626,072	193,265
Net cash flow used for financing activities	(464,754)	(113,048)
Net cash flow provided by investing activities	17,263	51,216
Net Operating Cash Flow
The $432.8 million increase in net operating cash flow for the year ended December 31, 2023, compared to the prior year, was primarily due to:

•an increase of $295.2 million in cash inflows primarily due to higher operating earnings during the year ended December 31, 2023, resulting from higher average realized spot tanker rates, the addition of five chartered-in vessels at various times between the third quarter of 2022 and the first quarter of 2023, certain vessels returning from time charter-out contracts and earning higher average spot rates during 2023 compared to previous fixed rates, fewer off-hire days related to fewer scheduled drydockings, as well as higher earnings from our FSL dedicated vessels; and
•a decrease of $139.4 million in cash outflows related to changes in net working capital during the year ended December 31, 2023;
partially offset by:
•an increase of $1.8 million in cash outflows related to expenditures for dry-docking activities during the year ended December 31, 2023 compared with the prior year.
Net Financing Cash Flow
The $351.7 million increase in net cash flow used for financing activities for the year ended December 31, 2023, compared to the prior year, was primarily due to:

•a net increase of $635.8 million in cash outflows during the year ended December 31, 2023, primarily resulting from the repurchases of 11 Aframax / LR2 tankers and eight Suezmax tankers under their previous sale-leaseback financing agreements and a decrease in cash inflows resulting from the sale-leaseback financing transactions completed during the year ended December 31, 2022, partially offset by a decrease in scheduled repayments on our finance lease obligations during the year ended December 31, 2023;
•an increase of $59.5 million in cash outflows due to cash dividends on our common shares paid during the year ended December 31, 2023; and
•an increase of $4.5 million in cash outflows due to debt issuance costs paid in relation to the setup of the 2023 Revolver that was entered during the year ended December 31, 2023;
partially offset by:
•a decrease of $324.5 million in cash outflows due to a decrease in prepayments and repayments during the year ended December 31, 2023 on our revolving credit facilities and term loan (which was fully repaid during the year ended December 31, 2022); and
•a decrease of $25.0 million in cash outflows due to a decrease in net repayments during the year ended December 31, 2023 for our working capital loan facility (which was voluntarily cancelled in September 2023).
Net Investing Cash Flow
The $34.0 million decrease in net cash flow provided by investing activities for the year ended December 31, 2023, compared to the prior year, was primarily due to:

•a decrease of $46.1 million in cash inflows resulting from net proceeds received from the sale of one Aframax / LR2 tanker during the year ended December 31, 2023 compared to higher net proceeds received from the sale of one Suezmax tanker and three Aframax / LR2 tankers during the year ended December 31, 2022; and
partially offset by:
•a decrease of $5.2 million in cash outflows resulting from lower capital expenditures for the fleet during the year ended December 31, 2023; and

•an increase of $3.9 million in cash inflows resulting from loan repayments from our equity-accounted joint venture during the year ended December 31, 2023, as well as a decrease of $3.0 million in cash outflows due to an advance provided to our equity-accounted joint venture during the year ended December 31, 2022.
Liquidity
Our primary sources of liquidity are cash and cash equivalents, net operating cash flow, our undrawn credit facility, and capital raised through financing transactions. Our cash management policies have primary objectives of preserving capital and seeking to ensure that cash investments can be sold readily and efficiently. A further objective is providing an appropriate return. The nature and extent of amounts that can be borrowed under our 2023 Revolver are described in "Item 18 – Financial Statements: Note 7 - Long-Term Debt" of this Annual Report.

In May 2023, we announced a capital allocation plan which continues to prioritize debt repayment and aims to provide sufficient capital for fleet renewal. As part of this plan, our Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding share of Class A and B common stock. Pursuant to this dividend policy, our Board of Directors declared a regular cash dividend of $0.25 per common share commencing with the first quarter of 2023. In addition, our Board of Directors declared a special cash dividend of $1.00 per common share in May 2023 and also authorized a new share repurchase program for the repurchase of up to $100 million of our outstanding Class A common shares to be utilized at our discretion.

Our total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, increased by $344.1 million during the year ended December 31, 2023 from $343.0 million at December 31, 2022 to $687.1 million at December 31, 2023. The increase during the year ended December 31, 2023 was primarily a result of the following events or changes during the year ended December 31, 2023: $626.1 million of net operating cash inflow; a $321.8 million increase in the borrowing capacity of our 2023 Revolver; $23.6 million received from the sale of one Aframax / LR2 tanker; $6.1 million of cash deposits that were released from restricted cash deposits relating to our FFAs and obligations related to finance leases; and $3.9 million of loan repayments from our equity-accounted joint venture; partially offset by $364.2 million of payments for the repurchases of 11 Aframax / LR2 tankers and eight Suezmax tankers that were previously under sale-leaseback arrangements; an $82.5 million decrease in the borrowing capacity of our 2020 Revolver (which facility was voluntarily cancelled in July 2023); an $80.0 million decrease in the borrowing capacity of our working capital loan facility (which was voluntarily cancelled in September 2023); $59.5 million of cash dividends paid on our common shares; $34.1 million of scheduled repayments of obligations related to finance leases; $10.2 million of expenditures for capital upgrades for vessels and equipment; and $4.5 million of debt issuance costs paid in connection with the setup of the 2023 Revolver.

We anticipate that our liquidity as at December 31, 2023, combined with cash we expect to generate for the 15 months following such date, will be sufficient to meet our cash requirements for at least the one-year period following the date of this Annual Report.

In July 2023, we cancelled the 2020 Revolver, which was scheduled to mature in December 2024. Our 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility as at December 31, 2023. Our ability to refinance our 2023 Revolver will depend upon, among other things, the estimated market value of our vessels, our financial condition and the condition of credit markets at such time. In addition, as at December 31, 2023, we did not have any capital commitments related to the acquisition of new or second-hand vessels. However, approximately 50% of our fleet is currently aged 15 years and older, and we may need to begin the process of fleet renewal in the coming years. We expect that any fleet renewal expenditures will be funded using the undrawn revolving credit facility, cash on hand and new financing arrangements, including bank borrowings, finance leases and, potentially, the issuance of debt and equity securities.

The following table summarizes our contractual obligations as at December 31, 2023:

	Total	2024	2025	2026	2027	2028	Beyond 2028
(in millions of U.S. dollars)
U.S. Dollar-Denominated Obligations
Scheduled repayments of obligations related to finance leases (1)	140.8	20.9	20.9	20.9	20.9	21.1	36.1
Chartered-in vessels (operating leases) (2)	142.1	66.3	32.9	18.8	11.2	6.3	6.6
Total	282.9	87.2	53.8	39.7	32.1	27.4	42.7
(1)Excludes the effect of the repurchase option notices that we provided in January 2024 to acquire eight Suezmax tankers pursuant to repurchase options under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 8 - Operating Leases and Obligations Related to Finance Leases" of this Annual Report. The purchase and delivery of these vessels are expected to be completed in March 2024.
(2)Excludes payments required if we exercise options to extend the terms of in-chartered leases signed as of December 31, 2023.

Other risks and uncertainties related to our liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as outlined in "Item 18 – Financial Statements: Note 16 - Income Tax (Expense) Recovery" of this Annual Report, which could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, as at December 31, 2023, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $20.6 million, and we guarantee 50% of the outstanding loan balance. Finally, passage of any climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the European Union Emissions Trading System (or EU ETS) as of January 1, 2024, will require us to acquire allowances related to our greenhouse gas emissions, for which the impact on our business is not determinable with certainty at this time. In addition, increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services.
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

Judgments and Uncertainties. Whether to use the load-to-discharge basis or the discharge-to-discharge basis depends on whether the customer directs the use of the vessel throughout the period of use, pursuant to the terms of the voyage charter. This is a matter of judgement. However, we believe that if the customer has the right to direct the vessel to different load and discharge ports, among other things, a voyage charter contract contains a lease, and the lease term begins on the later of the vessel’s last discharge or inception of the voyage charter contract. As such, in this case revenue is recognized on a discharge-to-discharge basis. Otherwise, it is recognized on a load-to-discharge basis. As at December 31, 2023, 2022 and 2021, revenue from voyages then in progress were recognized on a discharge-to-discharge basis.

Effect if Actual Results Differ from Assumptions. If our assessment of whether the customer directs the use of the vessel through-out the period of use is not consistent with actual results, then the period over which voyage revenue is recognized would be different and as such our revenues could be overstated or understated for any given period by the amount of such difference. Had revenue from voyages in progress been recognized on a load-to-discharge basis, our income from operations for the year ended December 31, 2023 would have increased by $7.7 million.
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

Judgments and Uncertainties. For the years ended December 31, 2023, 2022 and 2021, depreciation was calculated using an estimated useful life of 25 years, commencing on the date the vessel is delivered from the shipyard. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Effect if Actual Results Differ from Assumptions. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense and potentially resulting in an impairment loss. A longer actual useful life will result in a decrease in depreciation expense. Had we depreciated our vessels using an estimated useful life of 20 years instead of 25 years effective December 31, 2022, our depreciation for the year ended December 31, 2023 would have increased by approximately $56.7 million.
Vessel Impairment
Description. We review vessels and equipment for impairment whenever events or circumstances indicate the carrying value of an asset, including the carrying value of the charter contract, if any, under which the vessel is employed, may not be recoverable. This occurs when the asset’s carrying value is greater than the future estimated undiscounted cash flows the asset is expected to generate over its remaining useful life. If the estimated future undiscounted cash flows of an asset exceed the asset’s carrying value, no impairment is recognized even though the fair value of the asset may be lower than its carrying value. If the estimated future undiscounted cash flows of an asset are less than the asset’s carrying value and the fair value of the asset is less than its carrying value, the asset is written down to its fair value. Fair value is determined based on appraised values or discounted cash flows. In cases where an active second-hand sale and purchase market exists, an appraised value is generally the amount we would expect to receive if we were to sell the vessel. The appraised values are provided by third parties where available or prepared by us based on second-hand sale and purchase market data. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, fair value is calculated as the net present value of estimated future cash flows, which, in certain circumstances, will approximate the estimated market value of the vessel. For a vessel under charter, the discounted cash flows from that vessel may exceed its market value, as market values may assume the vessel is not employed on an existing charter.

Judgments and Uncertainties. Our evaluation of events or circumstances that may indicate impairment, include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimate of future charter rates for the vessels. Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates for the first three years are based on prevailing market 3-year time-charter rates and thereafter, a 10-year historical average of actual spot-charter rates earned by our vessels, adjusted to exclude years which management has determined are outliers. We consider as outliers those years that have been impacted by rare events or circumstances that have distorted the historical 10-year trailing average to such a degree that this average is not representative of what a reasonable outlook would be if we do not exclude such years. We have identified such events in the current 10-year historical period as at December 31, 2023, which has resulted in the exclusion of the year 2021 from our averages. Our estimated charter rates are discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts primarily reflect expectations of lower utilization for older vessels.

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

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense than for periods before the vessel impairment. Consequently, any changes in our estimates of future undiscounted cash flows may result in a different conclusion as to whether a vessel or equipment is impaired, leading to a different impairment amount, including no impairment, and a different future annual depreciation expense.

Consistent with our methodology in prior years, we have determined that none of our vessels have a market value less than their carrying value as of December 31, 2023. The recognition of an impairment in the future for our vessels may depend on future vessel values and charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels.
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

Effect if Actual Results Differ from Assumptions. If we determined that an uncertain tax position was sustained upon examination, and such amount was in excess of the net amount previously recognized, we would increase our net income or decrease our net loss in the period such determination was made. Likewise, if we determined that an uncertain tax position was not sustained upon examination, we would typically decrease our net income or increase our net loss in the period such determination was made. See “Item 18 - Financial Statements: Note 16 - Income Tax (Expense) Recovery” of this Annual Report. As at December 31, 2023, the total amount of recognized uncertain tax liabilities was $47.8 million (December 31, 2022 - $42.0 million). If the uncertainty about these freight tax liabilities is resolved in the Company's favor, we would concurrently reverse these liabilities.
Non-GAAP Financial Measures
Net Revenues

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as income from operations before vessel operating expenses, time-charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since under time charters the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates under the contract to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than income from operations, the most directly comparable GAAP financial measure. Net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with income from operations.

	Years Ended December 31,
(in thousands of U.S. Dollars)	2023	2022
Income from operations	535,910	255,949
Add (subtract) specific items affecting income from operations:
Vessel operating expenses	148,960	150,448
Time-charter hire expenses	70,836	27,374
Depreciation and amortization	97,551	99,033
General and administrative expenses	45,936	41,769
(Gain) on sale and write-down of assets	(10,360)	(8,888)
Restructuring charges	1,248	1,822
Net revenues	890,081	567,507
EBITDA and Adjusted EBITDA
EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income before interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain or loss on sale and write-down of assets, realized gain or loss on interest rate swaps, unrealized gain or loss on derivative instruments, equity income or loss, and certain other income or expenses. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity.

Neither EBITDA nor Adjusted EBITDA should be considered an alternative to net income, operating income, or any other measure of financial performance presented in accordance with GAAP. EBITDA and Adjusted EBITDA exclude some items that affect net income and operating income, and these measures may vary among other companies. Therefore, EBITDA and Adjusted EBITDA as presented below may not be comparable to similarly titled measures of other companies.

The following table reconciles our consolidated EBITDA and Adjusted EBITDA to net income.

	Years Ended December 31,
(in thousands of U.S. Dollars)	2023	2022
Reconciliation of "EBITDA" and "Adjusted EBITDA” to “Net income”
Net income	513,671	229,086
Depreciation and amortization	97,551	99,033
Interest expense, net of interest income	17,528	34,402
Income tax expense	9,492	529
EBITDA	638,242	363,050
(Gain) on sale and write-down of assets	(10,360)	(8,888)
Realized gain on interest rate swap	(953)	(532)
Realized gain from early termination of interest rate swap	(3,215)	—
Unrealized loss (gain) on derivative instruments	3,709	(3,163)
Equity income	(3,432)	(244)
Other income (i)	(429)	(2,128)
Adjusted EBITDA	623,562	348,095
(i)The amount recorded for the year ended December 31, 2023 primarily relates to the settlement of a legal claim, foreign exchange gains and the premium paid as part of the exercise of early purchase options in relation to the repurchase of certain sale-leaseback vessels. The amount recorded for the year ended December 31, 2022 primarily relates to foreign exchange gains and an expense related to the settlement of a legal claim.

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

Please also read "Item 7 – Major Shareholders and Related Party Transactions - Related Party Transactions".
Directors and Executive Officers of Teekay Tankers Ltd.
The following table lists the directors and executive officers of Teekay Tankers Ltd. and their ages as of December 31, 2023.

Name	Age	Position
Stewart Andrade	51	Chief Financial Officer
Peter Antturi	65	Director (3)
Sai Chu	57	Director (1)(2)(3)
Richard du Moulin	77	Director (4)(5)(6)
Kenneth Hvid	55	Chair
Kevin Mackay	55	President and Chief Executive Officer
David Schellenberg	60	Director (4)
(1)Chair of Audit Committee.
(2)Member of Conflicts Committee.
(3)Member of Nominating and Corporate Governance Committee.
(4)Member of Audit Committee.
(5)Chair of Conflicts Committee.
(6)Chair of Nominating and Corporate Governance Committee.
Certain biographical information about each of the individuals included in the table above is set forth below.

Stewart Andrade was appointed as Chief Financial Officer of Teekay Tankers Ltd. in 2017. He joined Teekay in 2002 and has worked in a variety of roles and has been responsible for executing a number of strategic transactions, including acquisitions and the establishment of joint ventures, to grow Teekay Tankers Ltd. into one of the world’s leading tanker companies. Mr. Andrade is also responsible for Strategy and Business Development for Teekay’s tanker business, a role he has held since 2015. Prior to joining Teekay, Mr. Andrade worked in Ernst and Young’s consulting practice providing advisory services to a variety of Canadian and international organizations. Mr. Andrade is a member of the Chartered Professional Accountants of Canada.

Peter Antturi joined the board of Teekay Tankers Ltd. in June 2021 and brings over 30 years of financial and operational experience in the shipping industry to this role. He has also served on the board of Teekay Corporation since 2019. Additionally, Mr. Antturi serves as an executive officer and director of Teekay Corporation’s largest shareholder, Resolute Investments, Ltd. (Resolute), as well as other subsidiaries and affiliates of Kattegat Limited, a parent company of Resolute. Mr. Antturi previously worked with Teekay from 1991 through 2005, serving as President of Teekay’s shuttle tanker division, as Senior Vice President, Chief Financial Officer and Controller.

Sai W. Chu joined the board of Teekay Tankers Ltd. in 2019 and currently serves as the Chair of its Audit Committee. Mr. Chu brings extensive financial experience to Teekay Tankers Ltd. with over 30 years of finance, operations and strategy experience primarily with public companies in shipping, specialty finance, utilities and technology. From 2007 to 2015, he served as Chief Financial Officer of Seaspan Corporation (NYSE: SSW), a containership lessor, and prior to that he served in various financial roles within its related companies. From 1994 to 2004, he held financial roles within other companies, including BC Gas Inc. (now Fortis Inc.). He is currently Chief Financial Officer of EarthDaily Analytics Corp., a vertically integrated software and analytics space company developing world-first technologies in data services, satellite processing, machine learning, and actionable insights. Mr. Chu is a member of the Advisory Board of Maritime Partners LLC, a Jones Act-focused leasing platform and also serves on the Compensation Committee and as Chair of its Audit Committee. Mr. Chu is a member of the Chartered Professional Accountants of Canada.

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

Kenneth Hvid joined the board of Teekay Tankers Ltd. in 2017 and was appointed as its Chair in 2019. Mr. Hvid joined the board of Teekay Corporation in 2019 and has served as its President and Chief Executive Officer since 2017. Mr. Hvid served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC) from September 2018 to January 2022, having previously served as a director from 2011 to 2015 and as its Chair since May 2019 until January 2022. He joined Teekay Corporation in 2000 and was promoted to Senior Vice President, Teekay Gas Services in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay Corporation’s Chief Strategy Officer and Executive Vice President from 2011 to 2015. He also served as a director of Altera Infrastructure GP L.L.C. (formerly known as Teekay Offshore GP L.L.C.) from 2011 to June 2020, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has 30 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. In 2007, Mr. Hvid joined the board of Gard P. & I. (Bermuda) Ltd.

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

David Schellenberg joined the board of Teekay Tankers Ltd. in 2019. Mr. Schellenberg joined the board of Teekay Corporation in 2017 and was appointed as its Chair in 2019. He is a member of the Audit Committees of both Teekay Tankers Ltd. and Teekay Corporation. Mr. Schellenberg also served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2019 until January 2022. Mr. Schellenberg brings over 25 years of financial and operating leadership experience to these roles. He is currently a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver, Canada. Prior to that, Mr. Schellenberg was with specialty aviation and aerospace businesses, Conair Group and its subsidiary Cascade Aerospace, from 2000 to 2013, serving as President and Chief Executive Officer from 2007 to 2013. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents’ Organization, holds an MBA and is a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCA).
Compensation of Directors and Senior Management
Executive Compensation
The compensation of our executive officers that are employees of Teekay Corporation or other subsidiaries thereof (other than any awards under our long-term incentive plan described below) is set and paid by Teekay Corporation or its subsidiaries. In addition to any awards to our executive officers under our long-term incentive plan, we reimburse Teekay Corporation for time spent by our executive officers on our management matters. This reimbursement is a component of the management fee we pay our Manager pursuant to the Management Agreement. For the year ended December 31, 2023, the aggregate amount of executive officer compensation was $3.7 million (2022: $2.8 million; 2021: $2.7 million), a majority of which is paid by us to Teekay. Teekay Corporation’s annual bonus plan, in which each of our executive officers participates, is based on company performance and team performance.
Compensation of Directors
Officers of Teekay Corporation who serve as our directors do not receive additional compensation for their service as directors. Each of our non-employee directors receives compensation for attending meetings of the Board of Directors (or the Board), as well as committee meetings. Non-employee directors receive an annual cash fee of $60,000 and an annual award of $75,000 paid by way of a grant of restricted stock units or, in certain years, restricted stock units or stock options. In addition, certain members of the Audit Committee each receive a committee cash fee of $7,500 per year, and the chair of the Audit Committee receives a cash fee of $17,000 per year for serving in that role. Members of the Conflicts Committee each receive a committee cash fee of $7,500 per year, and the chair of the Conflicts Committee receives a cash fee of $12,500 per year for serving in that role. Members of the Nominating and Corporate Governance Committee receive a committee cash fee of $5,000 per year, and the chair of the Nominating and Corporate Governance Committee receives a cash fee of $10,000 per year for serving in that role. In addition, each director is reimbursed for out-of-pocket expenses in connection with attending meetings of the Board and committees. Each director is fully indemnified by us for actions associated with being a director to the extent permitted under Marshall Islands law.

During 2023, our four non-employee directors received an aggregate of $304,500 in cash fees for their services as directors (2022: $349,500; 2021: $270,750). In addition, each non-employee director received a $75,000 annual award for 2023 to be paid by way of a grant of restricted stock units, granted under our 2023 Long-Term Incentive Plan pursuant to this annual retainer. During 2023, we granted nil stock options (2022: nil; 2021: nil) and 8,188 restricted stock units (2022: 16,648; 2021: 16,772) to non-employee directors. The stock options and restricted stock units vest immediately.
Long-Term Incentive Program
All grants in 2023 were made under our 2023 Long-Term Incentive Plan (or the 2023 Plan), which was adopted in March 2023 in conjunction with the suspension of our 2007 Long-Term Incentive Plan (or the Prior Plan). We authorized the issuance of up to 600,000 additional shares of Class A common stock pursuant to the 2023 Plan, in addition to up to an aggregate maximum of 1,291,416 shares that were previously reserved for issuance under the Prior Plan and either available or subject to outstanding awards (to the extent such awards terminate without the issuance of vested and non-forfeitable shares).

During 2023, we granted (i) no options to acquire shares of Class A common stock (2022: nil; 2021: nil) and (ii) 63,699 restricted stock units (2022: 104,185; 2021: 111,067) to officers and employees of the Company and to certain employees of Teekay Corporation’s subsidiaries that provide services to us. Each option has a 10-year term and vests equally over three years from the grant date, with the exception of options granted to directors, which vest on their respective grant dates. Each restricted stock unit is equal in value to one share of our Class A common stock plus reinvested dividends, if any, from the grant date to the vesting date. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of shares of Class A common stock. We intend to satisfy these grants by issuing shares from authorized capital. Please read "Item 18 – Financial Statements: Note 11 – Capital Stock".
Board Practices
Our Board currently consists of five members as listed above under Directors and Executive Officers. Directors are appointed to serve for a one-year term and until their successors are appointed or until they resign or are removed.

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

The NYSE does not require a company like ours, which is a “foreign private issuer” and of which more than 50% of the voting power is held by another company, to have a majority of independent directors on the Board or to establish compensation or nominating/corporate governance committees composed of independent directors.

The Board has the following three committees: Audit Committee, Conflicts Committee, and Nominating and Corporate Governance Committee. The membership of these committees during 2023 and the function of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. All of the committee charters are available under “Investors - Teekay Tankers Ltd. - Governance” from the home page of our website at www.teekay.com. During 2023, the Board held six meetings and directors attended all Board meetings with the exception of one director who did not attend one meeting. The members of the Audit Committee, Conflicts Committee and Nominating and Corporate Governance Committee attended all meetings with the exception of one committee member who did not attend two committee meetings.

Our Audit Committee is composed entirely of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee is comprised of Sai Chu (Chair), Richard du Moulin and David Schellenberg. All members of the committee are financially literate and the Board has determined that Mr. Chu qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•the integrity of our consolidated financial statements;
•our compliance with legal and regulatory requirements;
•the independent auditors’ qualifications and independence; and
•the performance of our internal audit function and independent auditors.

Our Conflicts Committee is composed entirely of directors who satisfy the heightened NYSE and SEC independence standards applicable to Audit Committee membership. The Conflicts Committee is comprised of Richard du Moulin (Chair) and Sai Chu. The Conflicts Committee:

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

Our Nominating and Corporate Governance Committee is comprised entirely of directors who satisfy the general NYSE independence standards. Our Nominating and Corporate Governance Committee is comprised of Richard du Moulin (Chair), Peter Antturi and Sai Chu.

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

As of December 31, 2023, approximately 1,590 seagoing staff served on our owned and leased vessels. The majority of our subsidiaries employ seagoing staff directly. These crews serve on the vessels pursuant to service agreements between our Manager, acting on our behalf, and those subsidiaries.

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
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of March 1, 2024, of our Class A common stock by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common stock. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of April 30, 2024 (60 days after March 1, 2024) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table. Information for all persons listed below is based on information delivered to us.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned
All directors and executive officers as a group (7 persons) (1)	401,627	1.4%	1.2%
_______________________________
(1)Excludes shares of Class A and Class B common stock beneficially owned by Teekay Corporation, which controls us. Please read "Item 7 – Major Shareholders and Related Party Transactions".
Item 7.Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership, as of March 1, 2024, of our Class A and Class B common stock by each entity or group we know to beneficially own more than 5% of the outstanding shares of our Class A common stock or our Class B common stock. Information for certain holders is based on their latest filings with the SEC. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, an entity or group beneficially owns any shares that the entity or group has the right to acquire as of April 30, 2024 (60 days after March 1, 2024) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Stock	Percent of Class A Common Stock Owned (3)	Class B Common Stock	Percent of Class B Common Stock Owned	Percent of Total Class A and Class B Common Stock Owned (3)
Teekay Corporation (1)	5,168,785	17.5%	4,625,997	100.0%	28.7%
Dimensional Fund Advisors LP (2)	2,020,473	6.9%	—	—	5.9%
(1)The voting power represented by shares beneficially owned by Teekay Corporation is 9.8% for its Class A common stock, 44.0% for its Class B common stock and 53.8% for its total Class A and Class B common stock.
(2)Dimensional Fund Advisors LP has sole dispositive power as to 2,020,473 Class A common shares and has sole voting power as to 1,987,335 of these Class A common shares. This information is based on the Schedule 13G/A filed with the SEC on February 9, 2024.
(3)Based on 29.5 million Class A common shares and 4.6 million Class B common shares outstanding as of March 1, 2024.

Our Class B common stock entitles the holder thereof to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum, while our Class A common stock entitles the holder thereof to one vote per share. Except as otherwise provided by the Marshall Islands Business Corporations Act, holders of shares of our Class A common stock and Class B common stock vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Teekay Corporation currently controls all of our outstanding Class B common stock and 5,168,785 shares of our Class A common stock. Because of our dual-class structure, Teekay Corporation may continue to control all matters submitted to our shareholders for approval even if it and its affiliates come to own significantly less than 50% of our outstanding shares of capital stock. Shares of our Class B common stock will convert into shares of our Class A common stock on a one-for-one basis upon certain transfers thereof or if the aggregate number of outstanding shares of Class A common stock and Class B common stock beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding shares of our common stock.

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.
B.Related Party Transactions
Please read "Item 18 – Financial statements: Note 12 - Related Party Transactions" for additional information about these and various other related–party transactions.
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
Teekay Tankers’ Executive Officers and Certain of its Directors
Kevin Mackay, who has served as our President and Chief Executive Officer since June 2014, is also a member of the executive team of Teekay Corporation.

Stewart Andrade, our Chief Financial Officer, is also the Vice President, Strategy and Business Development of Teekay Corporation.

Kenneth Hvid, our Chair of the Board, is President and Chief Executive Officer of Teekay Corporation and a member of its Board of Directors.

David Schellenberg, a member of our Board, is the Chair of the Board of Directors of Teekay Corporation.

Peter Antturi, a member of our Board, is a member of Teekay Corporation's Board of Directors and serves as an executive officer and director of Resolute, as well as other subsidiaries and affiliates of Kattegat Limited.

Because our executive officers are employees of Teekay Corporation subsidiaries other than us, their compensation (other than any awards under our long-term incentive plans) is set and paid by Teekay Corporation or such other applicable subsidiaries. Pursuant to an agreement with Teekay Corporation, we have agreed to reimburse Teekay Corporation or its applicable subsidiaries for time spent by our executive officers on our management matters.
Acquisitions and Divestment
In May 2017, we completed the acquisition from a subsidiary of Teekay Corporation of the remaining 50% interest in Teekay Tanker Operations Ltd. (or TTOL), which owns tanker commercial management and technical management operations.

In July 2015, we acquired our STS transfer business, which provides full service lightering and lightering support, from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE.

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

For additional information about these services and fees, please see "Item 18 – Financial Statements: Note 12 – Related Party Transactions".

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

We maintain an internal account (or the Cumulative Dividend Account) that reflects, on an aggregate basis, the amount by which our dividends for a fiscal year are greater or less than the $21.20 per share annual incentive baseline. The Cumulative Dividend Account is intended to ensure that our shareholders receive an equivalent of at least $21.20 per share in annualized dividends before any performance fee is paid. If Gross Cash Available for Distribution per share exceeds the Incentive Threshold in a particular fiscal year, we will only pay our Manager a performance fee if the Cumulative Dividend Account is zero or positive; if there is a deficit in the Cumulative Dividend Account, the performance fee may be reduced. Following the end of each five-year period, commencing January 1, 2013, the Cumulative Dividend Account balance is reset to zero. We paid no performance fees to our Manager in 2023, 2022 and 2021.

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

If we or the Manager elect to terminate the Management Agreement under certain circumstances, our Manager may receive a payment (or the Termination Payment) in an amount equal to the aggregate performance fees payable for the immediately preceding five fiscal years. Any such Termination Payment will be paid to our Manager in four quarterly installments over the course of the fiscal year following termination.

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
Dividend Policy
In November 2019, our dividend policy was revised to provide that dividend payments would be subject to the discretion of our Board. In May 2023, our Board approved an updated capital allocation policy under which Teekay Tankers declared a regular, fixed quarterly cash dividend of $0.25 per common share, with the initial dividend having been declared and paid for the quarter ended March 31, 2023. In addition, our Board declared and paid a special cash dividend of $1.00 per common share.

The timing and amount of additional future dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, the requirements of Marshall Islands law, restrictions in financing agreements and other factors deemed relevant by our Board.
Significant Changes
Please read "Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2023 and Early 2024” and “Item 18 – Financial Statements: Note 20 - Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2023.
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
Material Contracts
The contracts included as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. A description of our revolving credit facility is included in “Item 18 – Financial Statements: Note 7 - Long-Term Debt.”
Exchange Controls and Other Limitations Affecting Security Holders
We are not aware of any governmental laws, decrees or regulations, including foreign exchange controls, in the Republic of the Marshall Islands that restrict the export or import of capital or that affect the remittance of dividends, interest or other payments to holders of our securities that are non-resident and not citizens of the Marshall Islands and otherwise not conducting business or transactions in the Marshall Islands.

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

With respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our stock may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our stock, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS or a court of law, will accept our position or that we would not constitute a PFIC for the 2024 tax year or for any future tax year if there were to be changes in our or our look-through subsidiaries’ assets, income or operations.

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

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior tax years and, at the present time, we do not intend to provide such information in the current tax year as we have not been and do not expect to be treated as a PFIC for 2024. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If we determine that we are or will be a PFIC for any tax year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common stock.

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
Non-United States Tax Considerations
Marshall Islands Tax Considerations
Because we and our subsidiaries do not, and do not expect to, and assuming that we and our subsidiaries will not, conduct business, transactions or operations in the Republic of the Marshall Islands, and because all documentation related to issuance of shares of our common stock was and is expected to be, and assuming will be, executed outside of the Republic of the Marshall Islands, under current Marshall Islands law, holders of our common stock that are not citizens of and do not reside in, maintain offices in, or engage in business, operations, or transactions in the Republic of the Marshall Islands will not be subject to Marshall Islands taxation or withholding on our dividends. In addition, such shareholders will not be subject to Marshall Islands stamp, capital gains or other taxes on the purchase, ownership or disposition of our common stock, and they will not be required by the Republic of the Marshall Islands to file a tax return relating to the common stock.

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
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Singapore Dollar, Euro, Canadian Dollar, British Pound and Japanese Yen. There is a risk that currency fluctuations will have a negative effect on the value of cash flows. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2023 or 2022.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on SOFR plus a margin. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk. As at December 31, 2023, we were not committed to any interest rate swap agreements.

The table below provides information about financial instruments, including our obligations related to finance leases, as at December 31, 2023, that are sensitive to changes in interest rates. For obligations related to finance leases, the table presents principal cash flows and related weighted-average interest rates by expected maturity dates. The expected contractual maturity date does not reflect potential prepayments of obligations related to finance leases.

	2024	2025	2026	2027	2028	Thereafter	Total	Fair Value Asset / (Liability)	Rate (1)

(in millions of U.S. dollars, except percentages)
U.S. Dollar Denominated Obligations
Obligations related to finance leases
Variable Rate (2)(3)	20.9	20.9	20.9	20.9	21.1	36.1	140.8	(144.0)	8.4%
(1)Rate refers to the weighted-average interest rate for our obligations related to finance leases, including the margin we pay on our variable-rate finance leases which, as of December 31, 2023, was 3.0%.
(2)Interest payments on our obligations related to variable-rate finance leases are based on SOFR.
(3)Excludes the total cost of $137.0 million under the purchase option notices that we provided in January 2024 to acquire eight Suezmax tankers pursuant to repurchase options under the sale-leaseback arrangements described in "Item 18 - Financial Statements: Note 8 - Operating Leases and Obligations Related to Finance Leases". The purchase and delivery of these vessels are expected to be completed in March 2024.

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
Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time, we may use forward freight agreements as a tool to protect against changes in spot tanker market rates. Forward freight agreements are contracts used to buy or sell a fixed volume of freight on specified trade routes. Forward freight agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at December 31, 2023, we were not committed to any freight forward agreements.
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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer. Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2023.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management determined that internal control over financial reporting was effective as of December 31, 2023.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and our internal control over financial reporting as of December 31, 2023. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.
Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended December 31, 2023 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
The Board has determined that Director and Chair of the Audit Committee, Sai Chu, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
Item 16B. Code of Ethics
We have adopted a Standards of Business Conduct Policy that applies to all employees and directors. This document is available under “Investors – Teekay Tankers Ltd. - Governance” from the home page of our website (www.teekay.com). We also intend to disclose, under the “Investors – Teekay Tankers Ltd. - Governance” section of our website, any waivers to or amendments of our Standards of Business Conduct Policy that benefit our directors and executive officers.
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2023 and 2022 was KPMG LLP, an independent registered public accounting firm. The following table shows the fees we were billed for audit services provided by KPMG LLP.

Fees (in thousands of U.S. dollars)	2023	2022
Audit Fees (1)	904	831
Total	904	831
(1)Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, reviews of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.

No other services were provided to us by the auditors during 2023 or 2022.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2023 and 2022.

In 2023, our Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of Rule 2-01 of Regulation S-X, with the exception of financial statement preparation services relating to the statutory audits of certain of our subsidiaries, the fees for which represented less than 10% of total fees for 2023.
Item 16D. Exemptions from the Listing Standards for Audit Committees
Not applicable.
Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers
In May 2023, our Board authorized a new share repurchase plan (or the Repurchase Plan), pursuant to which we may repurchase up to $100 million of our common shares. Under the Repurchase Plan, repurchases may be made from time to time in the open market, through privately-negotiated transactions and by other means permitted under the rules of the SEC, in each case at times and prices that we consider appropriate. As at the date of this Annual Report, we have not made any repurchases under the Repurchase Plan.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J. Insider Trading
Not applicable.

Item 16K. Cybersecurity
Risk Management and Strategy

We have developed and implemented a cybersecurity program which provides a structured approach to managing our people, processes and technology in connection with identifying, assessing, mitigating, and managing cybersecurity risks. The cybersecurity program is designed to respond to risks related to our information security and our physical assets, including our vessels.

Our cybersecurity program is integrated within the Teekay Group’s enterprise risk management program (or ERM Program). The ERM Program establishes the commitment, scope, principles, framework and processes for enterprise risk management within the Teekay Group. The ERM Program includes the following key activities: (a) risk identification, (b) risk assessment, (c) risk recording, (d) risk response and action plans, and (e) risk monitoring and reporting. Cybersecurity risks are evaluated alongside other critical business risks under the ERM Program to align cybersecurity efforts with our broader business goals and objectives.

In addition to other components, our cybersecurity program provides for periodic, practical cybersecurity risk assessments using certain industry-recognized best practices and the National Institute of Standards and Technology (or NIST) Cybersecurity Framework (or CSF). The CSF is a voluntary framework of best practices to identify, protect, detect, respond to, and recover from cybersecurity events. These risk assessments, which we prepare with support from third-party consultants and cybersecurity experts, form an important part of our day-to-day, mid-term and long-term cybersecurity risk detection and prevention strategies. Using the results of these assessments, along with other protocols, policies and analyses in our cybersecurity program, we seek to continue to tailor and improve our approach to cybersecurity risk management.

We rely on third-party service providers, with whom we may share data and services, to defend their digital technologies and services against attack. We evaluate potential cybersecurity risks associated with our use of these third-party service providers, and manage any identified risks in conjunction with such parties.

Our cybersecurity program includes our Cyber Incident Response Plan (or Incident Response Plan). The Incident Response Plan provides specific guidance on assessing and handling cyber threats and managing cyber incidents and outlines roles and responsibilities of various parts of the management team, based on the nature and criticality of any cyber events or incidents as determined by our Vice President, Information Technology and Chief Information Officer (or CIO). The Incident Response Plan was developed based on the NIST Computer Security Incident Handling Guide. The Incident Response Plan applies to all Teekay Group offices and vessels, and is overseen by the CIO, supported by a management team in our information technology (or IT) department, which includes a Director, Infrastructure and Cybersecurity (or Cybersecurity Director).

As of the date of this Annual Report, risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not materially affected our business strategy, results of operations or financial conditions. Please read “Item 3. Key Information – Risk Factors” in the rest of this Annual Report for additional information about potential risks of cybersecurity attacks or breaches of our IT systems on our business.

Governance

The Board has delegated responsibility for oversight of information systems and security (including cybersecurity) to the Audit Committee, which also supports the Board in overseeing aspects of the Company’s ERM Program. As a matter of course, the Audit Committee is informed of any cybersecurity incidents dealt with under the Incident Response Plan as part of the routine reporting by management to the Audit Committee on matters under its purview. The Audit Committee reviews and discusses with management the Company’s major risk exposures related to information systems and security (including cybersecurity), and the steps management has taken to mitigate, monitor and control any such exposures. The Audit Committee also receives regular briefings from the CIO, who is supported by the Cybersecurity Director, on the Company’s and the Teekay Group’s readiness to deal with any information system security threats and incidents and the effectiveness of our cybersecurity program. The Audit Committee reports to the Board on significant issues that arise with respect to information systems and security (including cybersecurity) affecting the Teekay Group as the committee deems appropriate.

The CIO leads all components of our IT functions. Our CIO has over 15 years of IT experience with the Teekay Group and has had a broad range of assignments across all areas of IT delivery, operations and management. The Cybersecurity Director, reporting to the CIO, is directly responsible for our cybersecurity program, including day-to-day cybersecurity operations (such as prevention, detection, mitigation and remediation of cybersecurity incidents), as well as supporting the development of our cybersecurity planning. Our Cybersecurity Director has over 12 years of experience in IT and cybersecurity. Prior to joining the Teekay Group, our Cybersecurity Director held various leadership roles in IT, including architecture, infrastructure management and security, and enterprise platform management.

Our Incident Response Plan also provides a structured process for responding to suspected cybersecurity incidents, including the appropriate reporting and escalation of cybersecurity incidents to senior management. A dedicated, cross-functional team (consisting of the CIO, Cybersecurity Director, and relevant members of the Company’s IT, finance, legal and accounting departments) classifies the issue following an assessment of its severity and business impact. If the assessment group determines that a cybersecurity incident has occurred and the level of severity is such that senior management and/or the incident management team should be involved in managing the response effort, the assessment team then activates the appropriate incident response mechanism. Our incident response team also coordinates with internal and external legal and technical advisors, communication specialists, and other key stakeholders regarding any confirmed material or potentially material cybersecurity incident (including to determine whether public disclosure regarding a cybersecurity incident in our public filings is warranted or required, based on a materiality assessment conducted in conjunction with senior management and legal counsel).

When responding to a potential cybersecurity incident pursuant to the Incident Response Plan, the Chief Financial Officer and General Counsel, in consultation with the CIO, determine the timing and extent of the Audit Committee’s specific oversight responsibilities in light of its role in providing general oversight of cybersecurity matters. The Audit Committee will be promptly notified if a cybersecurity incident were to occur and is determined to be material or potentially material by our senior management and incident response team.

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

Item 19.Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Amended and Restated Articles of Incorporation of Teekay Tankers Ltd., as amended. (1)
1.2	Amended and Restated Bylaws of Teekay Tankers Ltd. (1)
2.1	Description of Securities Registered Under Section 12 of the Exchange Act. (1)
4.1	Contribution, Conveyance and Assumption Agreement (relating to the pursuit by Teekay Corporation and its affiliates of certain business opportunities). (2)
4.2	Deed of Novation and Amendment dated as of November 1, 2021, with respect to the Management Agreement, as amended or supplemented by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010, Amendment No. 3 dated as of January 1, 2011, Addendum to Management Agreement dated March 23, 2016, Amendment No. 4(a) dated as of August 18, 2016, Amendment No.4 dated as of March 31, 2019 and the Second Addendum to Management Agreement dated effective January 1, 2020.
4.3	Gross Revenue Sharing Pool Agreement dated as of December 2007 between Teekay Corporation, Teekay Tankers Ltd. and Teekay Chartering Limited. (2)
4.4	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan. (3)
4.5	Teekay Tankers Ltd. 2023 Long-Term Incentive Plan. (4)
4.6	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation. (2)
4.7	Deed of Novation and Amendment dated as of November 1, 2021, with respect to the Commercial Management Services Agreement dated as of February 29, 2008, between Teekay Tankers Management Services Ltd. and Teekay Chartering Limited.
4.8	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investments Ltd. (5)
4.9	Secured Revolving Credit Facility Agreement dated January 28, 2020 between Teekay Tankers Ltd., Nordea Bank AB and various other banks, for a $532.8 million long-term debt facility. (1)
4.10	Secured Revolving Credit Facility Agreement dated May 3, 2023 between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch and various other banks, for a $350.0 million long-term debt facility. (6)
8.1	List of Subsidiaries of Teekay Tankers Ltd. *
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer. *
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer. *
13.1	Teekay Tankers Ltd. Certification of Kevin Mackay, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
13.2	Teekay Tankers Ltd. Certification of Stewart Andrade, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
15.1	Consent of KPMG LLP, as independent registered public accounting firm. *
97	Teekay Tankers Ltd. Incentive Compensation Recovery Policy. *

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because the XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS).
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
(4)Previously filed as Exhibit 4.5 to the Company's Report on Form 20-F filed with the SEC on March 31, 2023, and hereby incorporated by the reference to such Report.

(5)Previously filed as Exhibit 4.11 to the Company’s Report on Form 6-K filed with the SEC on November 30, 2010 and hereby incorporated by reference to such Report.
(6)Previously filed as Exhibit 4.10 to the Company's Report on Form 6-K filed with the SEC on May 12, 2023 and hereby incorporated by reference to such Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY TANKERS LTD.

Date: March 15, 2024	By:	/s/ Stewart Andrade
Stewart Andrade
Chief Financial Officer
(Principal Financial and Accounting Officer)

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
Teekay Tankers Ltd.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), changes in equity, and cash flows for each of the years in the three‑year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three‑year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 15, 2024 expressed, an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Indicators of Impairment for Vessels and Equipment
As discussed in Note 1 to the consolidated financial statements, at each reporting date, the Company evaluates vessels and equipment that are intended to be held and used in the Company’s business for impairment when events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life, the carrying value of the asset is reduced to its estimated fair value. The Company’s evaluation of events or circumstances that may indicate impairment include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimation of future charter rates for vessels. The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2023 was $1,234,524 thousand. The Company did not identify any indicators of impairment as of December 31, 2023 for its vessels and equipment.
We identified the assessment of indicators of impairment for vessels and equipment as a critical audit matter. A higher degree of subjective auditor judgment was required to assess the Company’s evaluation of anticipated operating cash flows, including estimated future charter rates and assumptions regarding the intended use of the assets as these assumptions are market-dependent and subject to significant changes. Changes in these significant assumptions could have changed the Company’s conclusion regarding indicators of impairment.
The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the critical audit matter. This included controls related to the Company’s identification and evaluation of indicators of impairment and the determination of estimated future charter rates and assumptions regarding the intended use of the vessels and equipment. We assessed estimated future charter rates by comparing them to historical rates and the rates in third-party industry publications for vessels with similar characteristics, including type and size. We assessed the intended use of the vessels and equipment by examining minutes of Board meetings to evaluate their use taking into account the changes in market conditions and events affecting the Company.
/s/ KPMG LLP
Chartered Professional Accountants
We have served as the Company's auditor since 2011.
Vancouver, Canada
March 15, 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Teekay Tankers Ltd.

Opinion on Internal Control Over Financial Reporting
We have audited Teekay Tankers Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of income (loss), changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements), and our report dated March 15, 2024 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
March 15, 2024

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (LOSS)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
REVENUES
Voyage charter revenues (note 3)	1,321,487	1,039,262	485,896
Time-charter revenues (note 3)	31,149	14,738	46,159
Other revenues (notes 3)	11,816	9,111	10,312
Total revenues	1,364,452	1,063,111	542,367

Voyage expenses	(474,371)	(495,604)	(315,121)
Vessel operating expenses (notes 12b and 12c)	(148,960)	(150,448)	(165,375)
Time-charter hire expenses (note 8)	(70,836)	(27,374)	(13,799)
Depreciation and amortization	(97,551)	(99,033)	(106,084)
General and administrative expenses (note 12b)	(45,936)	(41,769)	(43,715)
Gain (loss) on sale and (write-down) of assets (note 13)	10,360	8,888	(92,368)
Restructuring charges (note 14)	(1,248)	(1,822)	—
Income (loss) from operations	535,910	255,949	(194,095)

Interest expense	(27,706)	(35,740)	(35,031)
Interest income	10,178	1,338	122
Realized and unrealized gain on derivative instruments (note 9)	449	5,179	564
Equity income (loss) (note 4)	3,432	244	(14,107)
Other income (expense) (note 15)	900	2,645	(1,756)
Net income (loss) before income tax	523,163	229,615	(244,303)
Income tax (expense) recovery (note 16)	(9,492)	(529)	1,931
Net income (loss)	513,671	229,086	(242,372)

Per common share amounts (note 17)
• Basic earnings (loss) per share	$15.04	$6.74	($7.16)
• Diluted earnings (loss) per share	$14.86	$6.68	($7.16)
• Cash dividends declared	$1.75	—	—

Weighted-average number of Class A and Class B common stock outstanding (note 17)
• Basic	34,159,818	33,997,579	33,859,306
• Diluted	34,568,160	34,287,075	33,859,306
Related party transactions (note 12)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(in thousands of U.S. dollars)

	As at December 31, 2023 $	As at December 31, 2022 $
ASSETS
Current
Cash and cash equivalents	365,251	180,512
Restricted cash - current (note 18)	691	3,714
Accounts receivable, net of allowance of $5.6 million (2022 - $6.4 million )	99,940	116,707
Assets held for sale (note 20)	11,910	—
Due from affiliates (note 12c)	130	2,486
Current portion of derivative assets (note 9)	—	2,087
Bunker and lube oil inventory	53,219	60,832
Prepaid expenses	12,332	10,248
Accrued revenue (note 3)	70,026	82,923
Total current assets	613,499	459,509
Restricted cash - long-term (note 18)	—	3,135
Vessels and equipment
At cost, less accumulated depreciation of $440.9 million (2022 - $171.8 million) (notes 7 and 13)	929,237	429,987
Vessels related to finance leases, at cost, less accumulated depreciation of $92.4 million (2022 - $290.0 million) (notes 8 and 13)	228,973	823,381
Operating lease right-of-use assets (notes 8 and 13)	76,314	42,894
Total vessels and equipment	1,234,524	1,296,262
Investment in and advances to equity-accounted joint venture (note 4)	15,731	16,198
Derivative assets (note 9)	—	1,622
Other non-current assets	6,656	3,451
Intangible assets at cost, less accumulated depreciation of $5.0 million (2022 - $4.6 million) (note 5)	658	1,051
Goodwill (note 5)	2,426	2,426
Total assets	1,873,494	1,783,654
LIABILITIES AND EQUITY
Current
Accounts payable	29,872	42,350
Accrued liabilities (notes 6 and 14)	43,715	47,469
Current obligations related to finance leases (note 8)	20,517	60,161
Current portion of operating lease liabilities (note 8)	35,882	16,585
Due to affiliates (note 12c)	5,013	1,141
Other current liabilities	4,289	2,468
Total current liabilities	139,288	170,174
Long-term obligations related to finance leases (note 8)	119,082	472,599
Long-term operating lease liabilities (note 8)	40,432	26,858
Other long-term liabilities (note 16)	48,907	44,017
Total liabilities	347,709	713,648
Commitments and contingencies (notes 4, 7, 8 and 9)
Equity
Common stock and paid-in capital (585.0 million shares authorized, 29.5 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2023 and 585.0 million shares authorized, 29.3 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2022) (note 11)	1,305,764	1,303,610
Accumulated surplus ( deficit)	220,021	(233,604)
Total equity	1,525,785	1,070,006
Total liabilities and equity	1,873,494	1,783,654
Subsequent events (note 20)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $	Year Ended December 31, 2021 $
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	513,671	229,086	(242,372)
Non-cash items:
Depreciation and amortization	97,551	99,033	106,084
(Gain) loss on sale and write-down of assets (note 13)	(10,360)	(8,888)	92,368
Unrealized loss (gain) on derivative instruments (note 9)	3,709	(3,163)	(1,432)
Equity (income) loss (note 4)	(3,432)	(244)	14,107
Income tax expense (recovery)	7,814	(129)	(3,109)
Other	6,128	4,217	2,001
Change in operating assets and liabilities (note 18)	27,221	(112,224)	(47,985)
Expenditures for dry docking	(16,230)	(14,423)	(26,974)
Net operating cash flow	626,072	193,265	(107,312)

FINANCING ACTIVITIES
Proceeds from short-term debt	50,000	134,000	50,000
Prepayments of short-term debt	(50,000)	(159,000)	(35,000)
Proceeds from long-term debt (2021 - net of issuance costs) (note 7)	1,000	—	221,167
Issuance costs related to long-term debt (note 7)	(4,536)	—	—
Scheduled repayments of long-term debt (note 7)	—	(56,914)	(11,229)
Prepayments of long-term debt (note 7)	(1,000)	(267,592)	(135,000)
Proceeds from financings related to sale and leaseback of vessels, net of issuance costs (note 8)	—	288,108	140,226
Scheduled repayments of obligations related to finance leases (note 8)	(34,113)	(50,636)	(23,873)
Prepayment of obligations related to finance leases (note 8)	(364,201)	—	(184,115)
Cash dividends paid	(59,518)	—	—
Other	(2,386)	(1,014)	(225)
Net financing cash flow	(464,754)	(113,048)	21,951

INVESTING ACTIVITIES
Proceeds from sale of assets (note 13)	23,561	69,646	58,090
Expenditures for vessels and equipment	(10,198)	(15,430)	(21,447)
Loan repayments from equity-accounted joint venture (note 4)	3,900	—	1,500
Advances to equity-accounted joint venture (note 4)	—	(3,000)	—
Net investing cash flow	17,263	51,216	38,143

Increase (decrease) in cash, cash equivalents and restricted cash	178,581	131,433	(47,218)
Cash, cash equivalents and restricted cash, beginning of the year	187,361	55,928	103,146
Cash, cash equivalents and restricted cash, end of the year (note 18c)	365,942	187,361	55,928
Supplemental cash flow information (note 18)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(in thousands of U.S. dollars, except share amounts)

	Common Stock and Paid-in Capital
	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated (Deficit) Surplus $	Total $
Balance as at December 31, 2020	33,738	1,210,688	88,532	(220,318)	1,078,902
Net loss	—	—	—	(242,372)	(242,372)
Equity-based compensation (note 11)	51	1,882	—	—	1,882
Balance as at December 31, 2021	33,789	1,212,570	88,532	(462,690)	838,412
Net income	—	—	—	229,086	229,086
Equity-based compensation (note 11)	150	2,508	—	—	2,508
Balance as at December 31, 2022	33,939	1,215,078	88,532	(233,604)	1,070,006
Net income	—	—	—	513,671	513,671
Dividends declared	—	—	—	(60,046)	(60,046)
Equity-based compensation (note 11)	154	2,154	—	—	2,154
Balance as at December 31, 2023	34,093	1,217,232	88,532	220,021	1,525,785
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.Summary of Significant Accounting Policies
Basis of presentation and consolidation principles
These consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Tankers Ltd., a Marshall Islands corporation, its wholly-owned subsidiaries, and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company).

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

Other revenues

Other revenues are earned from the offshore ship-to-ship transfer of commodities, primarily crude oil and refined oil products, which are referred to as support operations. In addition, other revenues are also earned from other activities such as management of vessels, procurement and equipment rental. Other revenues from short-term contracts are recognized as services are completed based on percentage of completion or in the case of long-term contracts, are recognized over the duration of the contract period.
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
Equity-based compensation
The Company grants stock options and restricted stock units as incentive-based compensation to certain employees of the Company and to certain employees of Teekay Corporation (or Teekay) or its subsidiaries who support the operations of the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For equity-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it is a single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award. The Company also grants common stock and fully vested stock options as incentive-based compensation to non-management directors, which are expensed immediately (see note 11).
Cash and cash equivalents
The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Restricted cash - current

The Company maintains restricted cash deposits relating to certain freight forward agreements.

Restricted cash - long-term

The Company maintains restricted cash deposits as required by the Company's obligations related to certain finance leases.
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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation for vessels is calculated using an estimated useful life of 25 years from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (excluding amortization of dry-docking costs and intangible assets) for the years ended December 31, 2023, 2022 and 2021 totaled $71.9 million, $71.9 million and $78.5 million, respectively.

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

The following table summarizes the change in the Company’s capitalized dry-docking costs, from January 1, 2021 to December 31, 2023:

	Year Ended December 31,
	2023 $	2022 $	2021 $
Balance at the beginning of the year	51,474	62,914	67,527
Cost incurred for dry docking	15,483	15,792	23,042
Dry-dock amortization	(25,245)	(26,666)	(27,123)
Write-down / sale of vessels	(1,139)	(566)	(532)
Balance at the end of the year	40,573	51,474	62,914

Vessels and equipment that are intended to be “held and used” in the Company's business are assessed for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. The Company’s evaluation of events or circumstances that may indicate impairment, include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimate of future charter rates for the vessels. The Company did not identify any indicators of impairment as of December 31, 2023 for its vessels. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. The estimated fair value for the Company's impaired vessels is determined using discounted cash flows or appraised values. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. The appraised values are provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel.

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

The Company believes that it and its subsidiaries are not subject to income taxation under the laws of the Republic of the Marshall Islands or that distributions by its subsidiaries to the Company will not be subject to any income taxes under the laws of this country, and that it qualifies for the Section 883 exemption under U.S. federal income tax purposes.
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

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) ASC 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated derivatives are recorded in realized and unrealized gain on derivative instruments in the Company’s consolidated statements of income (loss).
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
2.Recent Accounting Pronouncements
In March 2020, the FASB issued Accounting Standards Update 2020-04 - Reference Rate Reform (Topic 848) Facilitation of the Effects of Reference Rate Reform on Financial Reporting (or ASU 2020-04). This update provides optional guidance for a limited period of time to ease potential accounting impacts associated with transitioning away from reference rates that are expected to be discontinued, such as the London Interbank Offered Rate (or LIBOR). This update applies only to contracts, hedging relationships and other transactions that reference LIBOR or another reference rate expected to be discontinued. During December 2022, the FASB issued ASU 2022-06 - Deferral of the Sunset Date of Topic 848, to extend ASU 2020-04 to be effective through December 31, 2024. The Company adopted ASU 2020-04 effective January 1, 2022. The adoption did not have a material impact on the Company's consolidated financial statements and related disclosures.

In November 2023, the FASB issued Accounting Standards Update 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (or ASU 2023-07). ASU 2023-07 introduced updates for how significant segment expense categories and amounts for each reportable segment are disclosed. A significant segment expense is defined as an expense that is:
a.Significant to the segment,
b.Regularly provided to or easily computed from information regularly provided to the chief operating decision maker, and
c.Included in the reported measure of segment profit or loss.

The additional disclosure for segmented reporting is intended to provide additional information to financial statement users as now expenses such as direct expenses, shared expenses, allocated corporate overhead, or significant interest expense need to be disaggregated and reported separately for each segment. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023, and interim periods in fiscal years beginning after December 15, 2024, and early adoption is permitted. Upon adoption, a public entity will apply the ASU as of the beginning of the earliest period presented. The Company will adopt this standard starting with its annual financial statements as at and for the year ended December 31, 2024. The adoption of ASU 2023-07 is not expected to have a significant impact on the Company’s consolidated financial statements and related disclosures.

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

As at December 31, 2023, two of the Company’s vessels operated under time-charter contracts with the Company’s customers, one of which expired in February 2024 and the other of which is scheduled to expire in September 2024. As at December 31, 2023, the future hire payments expected to be received by the Company under time charters then in place were approximately $12.1 million (2024) (December 31, 2022 - $30.9 million (2023) and $10.9 million (2024)). The hire payments should not be construed to reflect a forecast of total charter hire revenues for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after December 31, 2023, from unexercised option periods of contracts that existed on December 31, 2023, or from variable consideration, if any, under contracts. In addition, future hire payments disclosed above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

The carrying amount of the Company's owned, leased and chartered-in vessels employed on time charters as at December 31, 2023, was $38.9 million (December 31, 2022 - $48.1 million). The cost and accumulated depreciation of the vessels employed on these time charters as at December 31, 2023 were $51.1 million (December 31, 2022 - $53.4 million) and $12.2 million (December 31, 2022 - $5.3 million), respectively. As at December 31, 2023, the Company had $3.4 million (December 31, 2022 - $1.7 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues or voyage charter revenues in subsequent periods and which are included in other current liabilities on the Company's consolidated balance sheets. During the year ended December 31, 2023, the Company recognized revenue of $1.7 million that was included as contract liabilities at December 31, 2022.

Other Revenues

Ship-to-ship support services include managing the process of transferring cargo between seagoing ships positioned alongside each other. Each operation is typically completed in less than 48 hours. The performance obligations within vessel management contracts are satisfied as services are rendered over the duration of such contracts. The management fee, consisting of a fixed component based on the period of management and in certain cases a variable component based on the asset earnings, is invoiced monthly in arrears. Substantially all of the Company’s performance obligations are satisfied over the duration of the associated contract, and the Company uses the proportion of elapsed time as its method to recognize revenue over the contract duration. The variable consideration of the Company’s contracts is typically recognized as incurred as such consideration is allocated to distinct periods within a contract.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Revenue Table

The following table contains a breakdown of the Company's revenue by contract type for the years ended December 31, 2023, 2022 and 2021. The Company’s lease income consists of the revenue from its voyage charters and time charters.

	Year Ended December 31,
	2023 $	2022 $	2021 $
Voyage charter revenues
Suezmax	669,334	557,971	259,075
Aframax / LR2	570,608	357,791	172,891
Full service lightering	81,545	123,500	53,930
Total	1,321,487	1,039,262	485,896

Time-charter revenues
Suezmax	14,280	49	20,390
Aframax / LR2	16,869	14,689	25,769
Total	31,149	14,738	46,159

Other revenues
Ship-to-ship support services	7,946	4,567	5,467
Vessel management	3,870	4,544	4,845
Total	11,816	9,111	10,312

Total revenues	1,364,452	1,063,111	542,367

Significant Customers

The following table presents revenues and percentage of consolidated revenues for customers who accounted for more than 10% of the Company’s consolidated revenues during the periods presented.

	Year Ended December 31,
	2023	2022	2021
Shell	(1)	(1)	$60.8 million (2)
Vitol	(1)	(1)	$55.5 million (3)

(1)Less than 10% of consolidated revenues.
(2)11% of consolidated revenues.
(3)10% of consolidated revenues.

4.Investment in and Advances to Equity-Accounted Joint Venture
The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one 2013-built VLCC, which trades on spot voyage charters in a pool managed by a third party.

As at December 31, 2023, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $20.6 million (December 31, 2022 - $24.4 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by the Company.

During the year ended December 31, 2021, the Company recognized an other-than-temporary decline in the carrying value of its investment in the High-Q joint venture, primarily due to a decline in value of the VLCC as a result of the tanker market which was impacted by the COVID-19 pandemic. The investment was written-down by $11.6 million to its estimated fair value, which was recognized in equity loss in the consolidated statement of income (loss) for the year ended December 31, 2021.

For the years ended December 31, 2023, 2022 and 2021, the Company recorded equity income (loss) of $3.4 million, $0.2 million and $(14.1) million, respectively, which comprises its share of net income (loss) from the High-Q joint venture, as well as the impairment recognized in 2021.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

As at December 31, 2023 and 2022, the Company had a total investment in and advances to its equity-accounted joint venture of $15.7 million and $16.2 million, respectively (see note 10).
5.Goodwill and Intangible Assets
In 2015, the Company acquired a ship-to-ship transfer business (previously referred to as SPT and now known as Teekay Marine Solutions or TMS) from a company jointly owned by Teekay Corporation and a Norway-based marine transportation company, I.M. Skaugen SE, and recognized goodwill and intangible assets relating to customer relationships at the time of acquisition.

Goodwill

The carrying amount of goodwill was $2.4 million as at December 31, 2023 and 2022. In 2023, 2022 and 2021, the Company conducted its annual goodwill impairment review and concluded that no impairment had occurred.

Intangible Assets

The carrying amounts of intangible assets are as follows:

	As at
	December 31, 2023	December 31, 2022
	$	$
Customer relationships At cost of $5.7 million, less accumulated amortization of $5.0 million (2022 - cost of $5.7 million, less accumulated amortization of $4.6 million) (1)	658	1,051
	658	1,051
(1)The customer relationships are being amortized over a weighted average amortization period of 10 years. Amortization of intangible assets for the year ended December 31, 2023 was $0.4 million (2022 - $0.4 million, 2021 - $0.5 million). Amortization of intangible assets for the remaining two years subsequent to 2023 is expected to be $0.4 million (2024) and $0.3 million (2025).
6.Accrued Liabilities

	Year Ended December 31,
	2023 $	2022 $
Voyage and vessel	30,191	32,076
Corporate accruals	583	476
Interest	1,177	1,976
Payroll and benefits (note 12c)	11,764	12,941
Accrued liabilities	43,715	47,469
7.Long-Term Debt
In May 2023, the Company entered into a new secured revolving credit facility agreement (or the 2023 Revolver), and in July 2023, the Company cancelled its previous revolving credit facility (or the 2020 Revolver). As at December 31, 2023, the Company had one revolving credit facility, which, as at such date, provided for aggregate borrowings of up to $321.8 million (December 31, 2022 - $82.5 million), of which $321.8 million (December 31, 2022 - $82.5 million) was undrawn. The 2023 Revolver matures in May 2029, and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.00% (December 31, 2022 - London Inter-Bank Offered Rate (or LIBOR) plus a margin of 2.40%). The total amount available under the 2023 Revolver decreases by $67.8 million (2024), $67.8 million (2025), $66.4 million (2026), $55.0 million (2027), $43.3 million (2028) and $21.5 million (thereafter). The 2023 Revolver is collateralized by 19 of the Company's vessels, together with other related security.

The 2023 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2023, the hull coverage ratio for the 2023 Revolver was not applicable due to no balance being drawn. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt and obligations related to finance leases. As at December 31, 2023, the Company was in compliance with all covenants in respect of the 2023 Revolver.

The interest rate on the Company’s long-term debt facility as at December 31, 2023 was 7.4% (December 31, 2022 – 6.8%).

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
With respect to time charter-in contracts with an original term of more than one year, for the year ended December 31, 2023, the Company incurred $70.8 million (2022 - $26.5 million) of time-charter hire expenses related to ten (2022 - seven) time charter-in contracts, of which $41.1 million (2022 - $11.4 million) was allocable to the lease component and $29.7 million (2022 - $15.1 million) was allocable to the non-lease component. The $41.1 million (2022 - $11.4 million) allocable to the lease component approximates the cash paid for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the year ended December 31, 2023. Five of these time charter-in contracts include an option to extend the charter for an additional one-year term, and one time charter-in contract includes options to extend the charter for up to three additional one-year terms. Since it is not reasonably certain that the Company will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at December 31, 2023, the weighted-average remaining lease term and weighted-average discount rate for these time charter-in contracts were 3.0 years and 6.40%, respectively (2022 - 3.4 years and 6.02%, respectively).
The Company has elected to recognize the lease payments of short-term leases in the statement of income (loss) on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. For the year ended December 31, 2023, the Company incurred $nil (2022 - $0.9 million) of time-charter hire expense related to time charter-in contracts classified as short-term leases.
During the year ended December 31, 2023, the Company chartered in three Aframax / LR2 vessels for periods of 24 months, 36 months, and 84 months, respectively, which resulted in the Company recognizing right-of-use assets and lease liabilities of $56.2 million on the lease commencement dates for these vessels. During the year ended December 31, 2023, the Company also exercised its options to extend three existing Aframax / LR2 vessel in-charter contracts for periods of 12 months and one existing lightering support vessel in-charter contract for a period of 18 months, which resulted in the Company recognizing right-of-use assets and lease liabilities of $12.6 million and $0.9 million on the option declaration dates for the Aframax / LR2 vessels and lightering support vessel, respectively. During the year ended December 31, 2022, the Company chartered in one Aframax / LR2 vessel and one Suezmax vessel for periods of 24 months and 54 months, respectively, which resulted in the Company recognizing right-of-use assets and lease liabilities of $8.9 million and $30.3 million on the lease commencement dates for the Aframax / LR2 vessel and Suezmax vessel, respectively. During the year ended December 31, 2022, the Company also agreed to modify two existing lightering support vessel in-charter contracts, which resulted in the Company recognizing right-of-use assets and lease liabilities of $2.1 million on the lease modification dates.

A maturity analysis of the Company's operating lease liabilities from time charter-in contracts (excluding short-term leases) as at December 31, 2023 is as follows:

	Lease Commitment $	Non-Lease Commitment $	Total Commitment $
As at December 31, 2023
Payments:
2024	39,627	26,713	66,340
2025	20,484	12,370	32,854
2026	11,415	7,400	18,815
2027	6,214	4,933	11,147
2028	3,015	3,250	6,265
Thereafter	3,195	3,443	6,638
Total payments	83,950	58,109	142,059
Less: imputed interest	(7,636)
Carrying value of operating lease liabilities	76,314

As at December 31, 2023, the total minimum commitments to be incurred by the Company under time charter-in contracts were approximately $66.3 million (2024), $32.9 million (2025), $18.8 million (2026), $11.2 million (2027), $6.3 million (2028), and $6.6 million (thereafter). As at December 31, 2022, the total minimum commitments to be incurred by the Company under time charter-in contracts were approximately $53.9 million (2023), $36.0 million (2024), $30.0 million (2025), $18.8 million (2026), $11.2 million (2027), and $12.9 million (thereafter), including two Aframax / LR2 tankers that were delivered to the Company in the first quarter of 2023 and commenced a seven-year time charter-in contract and a three-year time charter-in contract, respectively.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Obligations Related to Finance Leases

	As at
	December 31, 2023	December 31, 2022
	$	$
Obligations related to finance leases	140,811	536,480
Less: unamortized discount and debt issuance costs	(1,212)	(3,720)
Total obligations related to finance leases	139,599	532,760
Less: current portion	(20,517)	(60,161)
Long-term obligations related to finance leases	119,082	472,599
As at December 31, 2023, the Company had sale-leaseback financing transactions with financial institutions relating to eight of the Company's vessels, excluding nine, six and four vessels which the Company repurchased in March 2023, May 2023 and September 2023, respectively, for a total cost of $164.3 million, $142.8 million and $57.2 million, respectively, pursuant to repurchase options under the applicable sale-leaseback arrangements.
Under the sale-leaseback arrangements, the Company transferred the vessels to subsidiaries of the financial institutions (collectively, the Lessors) and leased the vessels back from the Lessors on bareboat charters ranging from six to nine-year terms ending between 2028 and 2031. The Company has the option to repurchase each of the eight vessels starting in March 2024 until the end of their respective lease terms. In January 2024, the Company gave notice to exercise its options to acquire the eight vessels for a total cost of $137.0 million pursuant to repurchase options under related sale-leaseback arrangements. The Company expects to complete the repurchase and delivery of these eight vessels in March 2024 (see note 20). Upon redelivery of these eight vessels, the vessels will be unencumbered.

The sale-leaseback transactions for the eight sale-leaseback vessels for which repurchase options were exercised in January 2024 have been accounted for, as of December 31, 2023, as failed sales and the Company has not derecognized the assets and continues to depreciate the assets as if it was the legal owner. Proceeds received from the sales have been set up as an obligation related to finance lease and bareboat charter hire payments made by the Company to the Lessor are allocated between interest expense and principal repayments on the obligation related to finance lease.

The bareboat charters related to the eight vessels require that the Company maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5.0% of the Company's consolidated debt and obligations related to finance leases.

The bareboat charters require the Company to maintain, for each vessel, a minimum hull coverage ratio of 100% of the total outstanding principal balance. As at December 31, 2023, these ratios ranged from 232% to 285% (December 31, 2022 - ranged from 173% to 292%). For the eight bareboat charters, should any of these ratios drop below the required amount, the relevant Lessor may request that the Company make a payment to reduce the outstanding principal balance or provide additional collateral satisfactory to the relevant Lessor in the amount of the shortfall, in each case to restore compliance with the relevant ratio.

The requirements of the bareboat charters are assessed annually with reference to vessel valuations compiled by two or more agreed upon third parties. As at December 31, 2023, the Company was in compliance with all covenants in respect of its obligations related to finance leases.

The weighted-average interest rate on the Company's obligations related to finance leases as at December 31, 2023 was 8.4% (December 31, 2022 - 7.2%).

As at December 31, 2023, the Company's total remaining commitments related to the financial leases were approximately $181.7 million (December 31, 2022 - $695.2 million), including imputed interest of $40.9 million (December 31, 2022 - $158.7 million), repayable from 2024 through 2031, as indicated below:

Commitments(1)
December 31, 2023
Year	$
2024	31,951
2025	30,170
2026	28,422
2027	26,674
2028	25,064
Thereafter	39,414
(1)    Excludes the effect of the repurchase option notices that the Company provided in January 2024 to acquire eight vessels pursuant to repurchase options under related sale-leaseback arrangements, which repurchases are expected to be completed in March 2024, as described above.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

9.Derivative Instruments
Interest rate swap agreement

As deemed appropriate, the Company from time to time uses derivative instruments in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. In March 2020, the Company entered into an interest rate swap agreement which was scheduled to mature in December 2024. The Company did not designate, for accounting purposes, its interest rate swap agreement as a cash flow hedge of its U.S. Dollar LIBOR-denominated borrowings. In June 2023, the Company terminated its interest rate swap agreement and received a $3.2 million cash payment, which was recognized as a realized gain on derivative instruments in the Company's consolidated statement of income for the year ended December 31, 2023. As at December 31, 2023, the Company was not committed to any interest rate swap agreements.

Forward freight agreements

As deemed appropriate, the Company from time to time uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain on derivative instruments in the Company's consolidated statements of income (loss). As at December 31, 2023, the Company maintains restricted cash deposits relating to FFAs (see note 18); however, the Company was not committed to any FFAs.

Tabular Disclosure

The following table presents the location and fair value amounts of derivative instruments, segregated by type of contract, on the Company’s consolidated balance sheets.

	Current portion of derivative assets $	Derivative assets $
As at December 31, 2023
Interest rate swap agreement	—	—
	—	—

As at December 31, 2022
Interest rate swap agreement	2,087	1,622
	2,087	1,622

Realized and unrealized gains (losses) relating to the interest rate swap and FFAs are recognized in earnings and reported in realized and unrealized gain on derivative instruments in the Company’s consolidated statements of income (loss) as follows:

	Year Ended December 31,
	2023 $	2022 $	2021 $
Realized gains (losses) relating to:
Interest rate swap agreement	4,168	532	(296)
Forward freight agreements	(10)	1,484	(572)
	4,158	2,016	(868)

Unrealized (losses) gains relating to:
Interest rate swap agreement	(3,709)	3,159	1,436
Forward freight agreements	—	4	(4)
	(3,709)	3,163	1,432
Total realized and unrealized gain on derivative instruments	449	5,179	564

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

10.Fair Value Measurements
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

Derivative instruments – The fair value of the Company’s interest rate swap agreements in effect during 2022 and 2023 is the estimated amount that the Company would receive or pay to terminate the agreements at the reporting date, taking into account current interest rates, and if the swap is not collateralized, the current credit worthiness of either the Company or the swap counterparties. The estimated amount is the present value of future cash flows. The inputs used to determine the future cash flows include the fixed interest rate of the swaps and market interest rates. Given the current volatility in the credit markets, it is reasonably possible that the amounts recorded as derivative assets and liabilities could vary by material amounts in the near term.

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

		December 31, 2023		December 31, 2022
	Fair Value Hierarchy Level	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 18c)	Level 1	365,942	365,942	187,361	187,361
Derivative instruments (note 9)
Interest rate swap agreement	Level 2	—	—	3,709	3,709

Other:
Advances to equity-accounted joint venture (note 4)	Level 2	2,880	Note (1)	6,780	Note (1)
Obligations related to finance leases, including current portion (note 8)	Level 2	(139,599)	(143,968)	(532,760)	(533,977)
(1)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these consolidated financial statements. As at December 31, 2023 and 2022, the fair values of the individual components of such aggregate interests were not determinable.

The Company is exposed to credit loss in the event of non-performance by the financial institutions where its cash and cash equivalents are held. In order to minimize credit risk, the Company only places deposits with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits are held by and entered into with, as applicable, different counterparties to reduce concentration risk.
11.Capital Stock
The authorized capital stock of Teekay Tankers Ltd. at December 31, 2023 was 100.0 million shares of Preferred Stock (December 31, 2022 - 100.0 million shares of Preferred Stock), with a par value of $0.01 per share (December 31, 2022 - $0.01 per share), 485.0 million shares of Class A common stock (December 31, 2022 - 485.0 million shares of Class A common stock), with a par value of $0.01 per share (December 31, 2022 - $0.01 per share), and 100.0 million shares of Class B common stock (December 31, 2022 - 100.0 million shares of Class B common stock), with a par value of $0.01 per share (December 31, 2022 - $0.01 per share). The shares of Class A common stock entitle the holder to one vote per share while the shares of Class B common stock entitle the holder to five votes per share, subject to a 49% aggregate Class B common stock voting power maximum. As at December 31, 2023, the Company had 29.5 million shares of Class A common stock (December 31, 2022 – 29.3 million),

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

4.6 million shares of Class B common stock (December 31, 2022 – 4.6 million) and no shares of Preferred Stock (December 31, 2022 – nil) issued and outstanding.

Commencing in May 2023, the Company's Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding share of Class A and B common stock, with the initial dividend declared for the quarter ended March 31, 2023. In addition, the Company's Board of Directors declared a special cash dividend of $1.00 per common share in May 2023. The declaration and payment of any further dividends is subject to the discretion of the Company's Board of Directors and subject to change. Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of Class A common stock and Class B common stock are entitled to share equally in any dividends that the Board of Directors declares from time to time out of funds legally available for dividends. In addition, in May 2023, the Company's Board of Directors authorized a new share repurchase program for the repurchase of up to $100 million of the Company's outstanding Class A common shares, to be utilized at the Company's discretion.

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
Stock-based Compensation
In March 2023, the Company adopted a 2023 Long-Term Incentive Plan (or the 2023 Plan) and suspended its 2007 Long-Term Incentive Plan (or the Prior Plan). The Company may issue up to 600,000 shares of Class A common stock pursuant to the 2023 Plan, in addition to up to an aggregate of 1,291,416 shares that were previously reserved for issuance under the Prior Plan and either available or subject to outstanding awards (to the extent such awards terminate without the issuance of vested and non-forfeitable shares). As at December 31, 2023, the Company had reserved a total of 1,891,416 shares of Class A common stock for issuance pursuant to awards granted under the plans (December 31, 2022 – 1,250,000 Class A common stock). For the year ended December 31, 2023, a total of 8.2 thousand shares (2022 – 16.6 thousand shares; 2021 – 16.8 thousand shares) of Class A common stock were granted to the Company’s non-management directors as part of their annual compensation, of which 2.0 thousand shares (2022 – 6.1 thousand shares; 2021 – 9.6 thousand shares) were issued. The compensation cost relating to the granting of such stock has been included in general and administrative expenses in the Company's consolidated statements of income (loss) in the amounts of $0.3 million, $0.3 million, and $0.3 million for the years ended December 31, 2023, 2022, and 2021, respectively.

The Company also grants options and restricted stock units as incentive-based compensation under the 2023 Plan to certain eligible officers, employees and non-management directors of the Company or of Teekay subsidiaries that provide services to the Company. The compensation cost of the Company‘s stock-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income (loss).

During 2023, 2022 and 2021, no stock options were granted by the Company.

A summary of the Company’s stock option information for the years ended December 31, 2023, 2022, and 2021 is as follows:

	December 31, 2023		December 31, 2022		December 31, 2021
	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)
Outstanding - beginning of year	491,098	14.82	571,805	14.36	579,913	14.32
Granted	—	—	—	—	—	—
Exercised	(66,770)	16.78	(80,707)	11.54	(5,080)	8.71
Forfeited / expired	—	—	—	—	(3,028)	15.73
Outstanding - end of year	424,328	14.52	491,098	14.82	571,805	14.36

Exercisable - end of year	424,328	14.52	491,098	14.82	500,073	15.27

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2023, 2022 and 2021 is as follows:

	December 31, 2023		December 31, 2022		December 31, 2021
	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)
Outstanding non-vested stock options - beginning of year	—	—	71,732	8.00	175,197	8.30
Granted	—	—	—	—	—	—
Vested	—	—	(71,732)	8.00	(100,437)	8.29
Forfeited / expired	—	—	—	—	(3,028)	15.73
Outstanding non-vested stock options - end of year	—	—	—	—	71,732	8.00

As of December 31, 2023, there was $nil (December 31, 2022 - $nil; December 31, 2021 - $38.2 thousand) of total unrecognized compensation cost related to non-vested stock options granted. During the year ended December 31, 2023, the Company recognized $nil (2022 - $38.2 thousand; 2021 - $0.2 million) of expenses related to the stock options granted to the officers of the Company and to certain employees of Teekay subsidiaries that provide services to the Company.

As at December 31, 2023, the intrinsic value of the outstanding in-the-money stock options was $15.0 million (December 31, 2022 - $8.0 million; December 31, 2021 - $0.9 million) and the intrinsic value of the exercisable stock options was $15.0 million (December 31, 2022 - $8.0 million; December 31, 2021 - $0.6 million). As at December 31, 2023, the weighted-average remaining life of options vested and expected to vest was 4.0 years (December 31, 2022 - 4.9 years; December 31, 2021 - 5.9 years) and the weighted-average remaining life of the exercisable stock options was 4.0 years (December 31, 2022 - 4.9 years; December 31, 2021 - 5.8 years).

During 2023, the Company granted 63.7 thousand (2022 - 0.1 million; 2021 - 0.1 million) restricted stock units to the officers and employees of the Company and to certain employees of Teekay subsidiaries that provide services to the Company, with an aggregate fair value of $2.3 million (2022 - $1.9 million; 2021 - $1.7 million). Each restricted stock unit is equal in value to one share of the Company’s Class A common stock plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement and, in that case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common shares.

For the year ended December 31, 2023, the Company recorded an expense of $2.6 million (2022 - $2.3 million; 2021 - $1.6 million) related to restricted stock units in general and administrative expenses in the Company's consolidated statements of income (loss). During the year ended December 31, 2023, 0.1 million restricted stock units (2022 - 83.1 thousand; 2021 - 56.0 thousand) with a market value of $4.0 million (2022 - $1.5 million; 2021 - $0.8 million) vested and that amount, net of withholding taxes, was paid to the grantees by issuing 67.9 thousand shares (2022 - 48.5 thousand shares; 2021 - 35.7 thousand shares) of Class A common stock. As of December 31, 2023, the Company had 0.2 million unvested restricted stock units (2022 - 0.2 million; 2021 - 0.3 million).
12.Related Party Transactions
a.The Company's operations are conducted in part by its subsidiaries, which receive certain services from Teekay's wholly-owned subsidiary, Teekay Services Limited (or the Manager) and its affiliates. The Manager provides various services under a long-term management agreement (or the Management Agreement), as disclosed below. In October 2021, Teekay entered into an agreement to dispose of its general partner interest in its publicly listed subsidiary, Teekay LNG Partners L.P. (or Teekay LNG) (now known as Seapeak LLC), all of its common units in Teekay LNG, three subsidiaries which collectively contain the shore-based management operations of Teekay LNG, including Teekay Shipping Ltd., as well as certain of Teekay LNG's joint ventures. In November 2021, Teekay Services Limited, a wholly-owned subsidiary of Teekay, assumed the role as Manager, in advance of Teekay's completion of the dispositions related to Teekay LNG, which closed in January 2022.
b. Amounts (paid) received by the Company for related party transactions for the periods indicated were as follows:

	Year Ended December 31,
	2023 $	2022 $	2021 $
Vessel operating expenses - technical management fee (i)	(693)	(972)	(1,008)
Strategic and administrative service fees (ii)	(35,218)	(31,280)	(33,593)
Secondment fees (iii)	—	—	(303)
Technical management fee recoveries (iv)	293	861	691
Restructuring charges (v) (note 14)	(100)	(1,822)	—
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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

ii.The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company’s consolidated statements of income (loss). The Company’s executive officers are employees of Teekay or subsidiaries thereof, and their compensation (other than any awards under the Company’s long-term incentive plan described in note 11) is set and paid by Teekay or such other subsidiaries. The Company compensates Teekay for time spent by its executive officers on the Company’s management matters through the strategic portion of the management fee.
iii.The Company pays secondment fees for services provided by certain employees of Teekay. Secondment fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses on the Company's consolidated statements of income (loss).
iv.The Company receives reimbursements from Teekay for technical management services provided by subsidiaries of the Company. These reimbursements have been presented in general and administrative expenses on the Company's consolidated statements of income (loss).
v.During the year ended December 31, 2023, the Company incurred restructuring charges of $0.1 million in relation to organizational changes made to its commercial team employed by Teekay, and during the year ended December 31, 2022, the Company incurred restructuring charges under the Management Agreement of $1.8 million in relation to organizational changes made to the Manager following Teekay's dispositions related to Teekay LNG in January 2022 (see note 14).

c.The Manager and other subsidiaries of Teekay collect certain cash receipts and remit payments for certain expenses incurred by the Company’s vessels. Such amounts, which are presented on the Company's consolidated balance sheets in "due from affiliates" or "due to affiliates", as applicable, are without interest or stated terms of repayment.
d.The Management Agreement provides for payment to the Manager of a performance fee in certain circumstances. If Gross Cash Available for Distribution for a given fiscal year exceeds $25.60 per share of the Company’s weighted average outstanding common stock (or the Incentive Threshold), the Company is generally required to pay a performance fee equal to 20% of all Gross Cash Available for Distribution for such year in excess of the Incentive Threshold. The Company did not incur any performance fees for the years ended December 31, 2023, 2022 and 2021. Cash Available for Distribution represents net income plus depreciation and amortization, unrealized losses from derivatives, non-cash items and any write-offs or other non-recurring items, less unrealized gains from derivatives and net income attributable to the historical results of vessels acquired by the Company from Teekay, prior to their acquisition by us, for the period when these vessels were owned and operated by Teekay. Gross Cash Available for Distribution represents Cash Available for Distribution without giving effect to any deductions for performance fees and reduced by the amount of any reserves the Company’s Board of Directors may establish during the applicable fiscal period that have not already reduced the Cash Available for Distribution.
13.Gain (Loss) on Sale and (Write-down) of Assets
During the year ended December 31, 2023, the Company completed the sale of one Aframax / LR2 tanker for $23.0 million, with a gain on sale of $10.4 million.

During the year ended December 31, 2022, the Company completed the sales of three Aframax / LR2 tankers and one Suezmax tanker for a total price of $68.4 million, with an aggregate gain on sales of $9.4 million. During the year ended December 31, 2022, the previous write-down of $0.6 million for one of these vessels was reversed to reflect its agreed sales price.
During the year ended December 31, 2021, the Company completed the sale of four Aframax / LR2 tankers for a total price of $56.7 million, with an aggregate loss on sales of $2.1 million related to two of these vessels. In addition, the Company's consolidated statement of loss for the year ended December 31, 2021 includes write-downs of $4.6 million related to two vessels, which were classified as held for sale on the Company's consolidated balance sheet as at December 31, 2021, one of which was written down to its agreed sales price less selling costs and the other was written-down to its estimated sales price less estimated selling costs.

During the year ended December 31, 2021, the carrying values of three Suezmax tankers and four Aframax / LR2 tankers were written down to their estimated fair values, using appraised values provided by third parties. The write-downs were primarily due to a weaker near-term tanker market outlook and a reduction in charter rates as a result of the economic environment, which was impacted by the COVID-19 pandemic. The Company's consolidated statement of loss for the year ended December 31, 2021 includes write-downs totaling $85.0 million related to these vessels.

During the year ended December 31, 2022 and 2021, the Company recorded write-downs of $1.1 million and $0.7 million, respectively, on its operating lease right-of-use assets, which were written-down to their estimated fair values based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.
14.Restructuring Charges
During the year ended December 31, 2023, the Company incurred restructuring charges of $1.2 million related to organizational changes made to its commercial and technical operations teams.
During the year ended December 31, 2022, the Company incurred restructuring charges under the Management Agreement of $1.8 million. The restructuring charges primarily relate to organizational changes made to the Manager following Teekay's dispositions related to Teekay LNG in January 2022 (see note 12a).

As at December 31, 2023 and December 31, 2022, no restructuring liability was recognized in accrued liabilities on the Company's consolidated balance sheets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

15.Other Income (Expense)

	Year Ended December 31,
	2023 $	2022 $	2021 $
Foreign exchange gain	1,285	3,378	302
Other expense (1)(2)	(385)	(733)	(2,058)
Total	900	2,645	(1,756)
(1)    Includes an expense of $2.6 million related to the premiums paid in relation to the repurchase of 19 vessels previously under sale-leaseback arrangements and income of $1.7 million related to the settlement of a legal claim during the year ended December 31, 2023.
(2)    Includes an expense of $2.1 million related to the premiums paid in relation to the repurchase of eight vessels previously under sale-leaseback arrangements during the year ended December 31, 2021.
16.Income Tax (Expense) Recovery
The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities on the Company's consolidated balance sheets:

	Year Ended December 31,
	2023 $	2022 $	2021 $
Balance as at January 1	42,046	45,603	49,124
Increases for positions related to the current year	9,708	5,820	3,749
Increases for positions related to prior years	7,394	2,983	4,766
Decreases for positions taken in prior years	(4,798)	(964)	—
Decreases related to expiry of limitation period	(5,000)	(8,084)	(11,604)
Foreign exchange gain	(1,537)	(3,312)	(432)
Balance as at December 31	47,813	42,046	45,603

Included in the Company's current income tax (expense) recovery are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each year depending on the trading patterns of the Company's vessels.
As at December 31, 2023, 2022 and 2021, included in the table above are total interest and penalties of $24.1 million, $22.3 million and $25.9 million, respectively. Included in these balances are interest and penalties of approximately $6.2 million, $3.8 million and $6.2 million related to the years ended December 31, 2023, 2022 and 2021, respectively.

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
17.Earnings (Loss) Per Share
The net income (loss) available for common shareholders and earnings (loss) per common share are presented in the table below:

	Year Ended December 31,
	2023 $	2022 $	2021 $
Net income (loss)	513,671	229,086	(242,372)

Weighted-average number of common shares - basic (1)	34,159,818	33,997,579	33,859,306
Dilutive effect of stock-based awards	408,342	289,496	—
Weighted average number of common shares - diluted	34,568,160	34,287,075	33,859,306
Earnings (loss) per common share:
- Basic	15.04	6.74	(7.16)
- Diluted	14.86	6.68	(7.16)
(1) Includes unissued common shares related to non-forfeitable stock-based compensation.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the years where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the year ended December 31, 2023 and 2022, nil and 49 thousand restricted stock units, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share. For the year ended December 31, 2023 and 2022, options to acquire 5 thousand and 0.2 million shares of the Company’s Class A common stock, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share.

18.Supplemental Cash Flow Information
a.The changes in non-cash working capital items related to operating activities for the years ended December 31, 2023, 2022 and 2021 are as follows:

	Year Ended December 31,
	2023 $	2022 $	2021 $
Accounts receivable, including other current assets	29,663	(114,042)	(22,746)
Due from affiliates	2,356	1,734	1,016
Bunker and lube oil inventory	6,152	(11,804)	(17,619)
Prepaid expenses	(2,084)	(25)	(484)
Accounts payable and accrued liabilities	(15,855)	21,065	(13,934)
Due to affiliates	3,872	(9,803)	7,821
Deferred revenue	1,752	798	(3,355)
Other	1,365	(147)	1,316
Change in operating assets and liabilities	27,221	(112,224)	(47,985)

b.Cash interest paid during the years ended December 31, 2023, 2022 and 2021 totaled $20.2 million, $29.4 million and $34.3 million respectively.
c.Total cash, cash equivalents and restricted cash are as follows:

	As at December 31, 2023	As at December 31, 2022	As at December 31, 2021	As at December 31, 2020
	$	$	$	$
Cash and cash equivalents	365,251	180,512	50,572	97,232
Restricted cash - current (1)	691	3,714	2,221	2,779
Restricted cash - long-term (2)	—	3,135	3,135	3,135
	365,942	187,361	55,928	103,146
(1)    The Company maintains restricted cash deposits relating to certain FFAs (see note 9).
(2)    The Company maintained restricted cash deposits relating to obligations related to finance leases for certain vessels which were repurchased by the Company in May 2023 as described in note 8.

Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	Year Ended
	December 31, 2023	December 31, 2022
	$	$
Leased assets obtained in exchange for new operating lease liabilities	68,536	42,911

19.Liquidity
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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

20.Subsequent Events
In January 2024, the Company gave notice to exercise its options to acquire eight Suezmax vessels for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements. The Company expects to complete the repurchase and delivery of these eight vessels in March 2024. Upon delivery of these eight vessels, the vessels will be unencumbered (see note 8).

In February 2024, the Company completed the sale of one Aframax / LR2 vessel for $23.5 million. The vessel and its related bunkers and lube oil inventory were classified as held for sale on the Company's consolidated balance sheet as at December 31, 2023.