Form 20-F
period 2024-12-31
TEEKAY TANKERS LTD.
filed 2025-03-14
CIK 1419945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________________________
FORM 20-F
_________________________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Bermuda
(Jurisdiction of incorporation or organization)
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12 Bermuda
(Address of principal executive offices)
N. Angelique Burgess
2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12 Bermuda
Telephone: (441) 298-2530
Fax: (441) 292-3931
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)
Securities registered, or to be registered, pursuant to Section 12(b) of the Act.

Title of each class	Trading symbol	Name of each exchange on which registered
Class A common shares, par value of $0.01 per share	TNK	New York Stock Exchange

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
29,734,640 Class A common shares, par value of $0.01 per share.
4,625,997 Class B common shares, par value of $0.01 per share.
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

Unless otherwise indicated, references in this Annual Report to “Teekay Tankers Ltd.", the "Company", "we”, "us" and "our" and similar terms refer to Teekay Tankers Ltd. and/or one or more of its subsidiaries, except that those terms, when used in this Annual Report in connection with the common share described herein, shall mean specifically Teekay Tankers Ltd. References in this Annual Report to "Teekay" or “Teekay Corporation” refer to Teekay Corporation Ltd. and/or any one or more of its subsidiaries.

In addition to historical information, this Annual Report contains forward-looking statements that involve risks and uncertainties. Such forward-looking statements relate to future events and our operations, objectives, expectations, performance, financial condition and intentions. When used in this Annual Report, the words “expect,” “intend,” “plan,” “believe,” “anticipate,” “estimate” and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this Annual Report include, in particular, statements regarding:

•our future financial condition and results of operations and future revenues, expenses and capital expenditures, and our expected financial flexibility and sources of liquidity to fund capital expenditures and pursue acquisitions and other expansion opportunities;
•our dividend policy and ability to pay dividends on our common shares;
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
•our compliance with, and the effect on our business and operating results of, covenants under our credit facilities and other financing agreements;
•the consequences of any future epidemic or pandemic crises;
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
•the impact and expected cost of, and our ability and plans to comply with, new and existing governmental regulations and maritime self-regulatory organization standards applicable to our business;
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
•our expectations regarding the potential impact of tariffs;
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
•the impact of scrutiny and changing expectations from certain investors, lenders, other stakeholders and regulators both in favor of and against environmental, social and governance (or ESG) policies and practices and our ability to meet corporate ESG objectives;
•our expected liquidity combined with anticipated cash generated to be sufficient in meeting our cash requirements for least a one-year period;

•our ability to refinance existing debt obligations, to raise additional debt and capital to fund capital expenditures, and to negotiate extensions or redeployments of existing assets;
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
Item 2.Offer Statistics and Expected Timetable
Not applicable.
Item 3.Key Information
Risk Factors
Some of the risks summarized below and discussed in greater detail in the following pages relate principally to the industries in which we operate and to our business in general. Other risks relate principally to the securities market and to ownership of our common shares. The occurrence of any of the events described in this section could materially and adversely affect our business, financial condition, operating results and ability to pay dividends on, and the trading price of our common shares.
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
•Marine transportation is inherently risky, and an incident involving loss or damage to a vessel, injury to crew, significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
•Terrorist attacks, increased hostilities, political change or war could lead to further economic instability, increased costs and business disruption.
•Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.
•Public health threats, including pandemics, epidemics and other public health crises, could have adverse effects on our operations and financial results.
•Governments could requisition our vessels during a period of war or emergency, which may adversely affect our business and results of operations.
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
•Over time, the value of our vessels may decline, which could adversely affect our existing loans and other financial obligations we may incur in the future, our ability to obtain new financing or our operating results.
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
•Our revolving credit facility and any future financing agreements may limit our flexibility in obtaining additional financing, pursuing other business opportunities, paying dividends and repurchasing shares.
•Our ability to repay or refinance debt or future financing obligations and to fund our capital expenditures will depend on certain financial, business and other factors. To the extent we are able to finance these obligations and expenditures, our ability to pay cash dividends and repurchase shares may be diminished or our financial leverage may increase, or our shareholders may be diluted.
•Many of our seafaring employees are covered by collective bargaining agreements, and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.
•We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, and the cost of attracting and retaining such personnel may increase.
•We anticipate we may need to accelerate our fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which may require significant expenditures.
•Increased demand for and supply of vessels fitted with scrubbers to comply with International Maritime Organization (or IMO) sulfur reduction requirements could reduce demand for our existing vessels and impair our ability to time charter-out our vessels at competitive rates.
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
•Our and many of our customers' substantial operations outside the United States (or U.S.) expose us and them to political, governmental and economic instability, as well as tariffs and protectionist policies, which could harm our operations.
•The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.
•Exposure to currency exchange rate fluctuations could result in fluctuations in our cash flows and operating results.
•Our operating results are subject to seasonal fluctuations.
•Our failure to renew or replace fixed-rate charters could cause us to trade the related vessels in the spot market, which could adversely affect our operating results and make them more volatile.
•We have recognized asset impairments in the past and we may recognize additional impairments in the future, which will reduce our earnings and net assets.
•Certain of our executive officers and directors and certain executive officers and directors of Teekay may favor interests of Teekay and its other affiliates above our interests and those of our Class A common shareholders.

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
•Scrutiny and expectations from certain investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.
•Our operations may be subject to economic substance requirements in Bermuda, the Marshall Islands and other offshore jurisdictions, which could impact our business.
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
Risks Related to an Investment in Our Securities
•The superior voting rights of our Class B common shares held by Teekay limit our Class A common shareholders’ ability to control or influence corporate matters.
•We are incorporated in Bermuda and, as a result, shareholders may have fewer rights and protections under Bermuda law than under a typical jurisdiction in the U.S.
•Because we are organized under the laws of Bermuda, it may be difficult to enforce judgments against us, our directors or our management.
Tax Risks
•U.S. tax authorities could treat us as a “passive foreign investment company,” which could have adverse U.S. federal income tax consequences to our U.S. shareholders and other adverse consequences to us and all of our shareholders.
•The imposition of taxes, including as a result of any change in tax law or accounting requirements, may reduce our cash available for distribution to shareholders, cash flows and results of operations.
•We are subject to taxation in Bermuda and changes to Bermuda tax policies may impact our financial position.
•Changes to the United Kingdom tonnage tax or corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.
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

Key factors that influence the supply of tanker capacity include:

•the number of newbuilding deliveries;
•the scrapping rate of older vessels;
•conversion of tankers to other uses;
•the number of vessels that are out of service;
•environmental concerns and regulations; and
•international sanctions.

Key factors that influence demand for tanker capacity include:

•supply of oil and oil products;
•demand for oil and oil products;
•regional availability of refining capacity;
•global and regional economic and political conditions;
•the distance oil and oil products are to be moved by sea;
•demand for floating storage of oil;
•changes in seaborne and other transportation patterns;
•weather and natural disasters;
•competition from alternative sources of energy; and
•international sanctions, embargoes, import and export restrictions, trade protectionism and other barriers to trade, nationalizations and wars.

Historically, the tanker markets have been volatile as a result of the many conditions and factors that can affect the price and the supply of, and demand for, tanker capacity. Changes in demand for transportation of oil over longer distances and in the supply of tankers to carry that oil may materially affect our revenues, profitability and cash flows.

The Russia-Ukraine war and the consequent sanctions imposed on Russia have significantly increased tanker demand and rates by reshaping global oil trading patterns, including the rerouting of Russian oil exports away from Europe and the subsequent backfilling of imports into Europe from other more distant sources. Changes in or resolution of the conflict in Ukraine and the lifting of those sanctions may lead to a reversal of these trading patterns or other effects that could significantly decrease tanker demand and rates.

War, terrorism and geopolitical tensions in the Middle East could have material adverse effects on the tanker industry. Since December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Further escalation, or expansion of hostilities relating to the Israel-Hamas war could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for or services, and our business, results of operations, financial condition and cash flows. The Houthi group in Yemen has pledged to stop attacks on shipping in the Red Sea should the current ceasefire in Gaza hold. This could result in the resumption of tanker transits through the Red Sea area, which could impact seaborne trade patterns and reduce tanker tonne-mile demand.
Changes in the spot tanker market may result in significant fluctuations in the utilization of our vessels and our profitability.

During 2024 and 2023, approximately 93.9% and 94.0%, respectively, of our aggregated net revenues from voyage charters and time charters were derived from vessels operating in the spot tanker market, either directly or by means of participation in RSAs (which includes vessels operating under full service lightering (or FSL) contracts and charters with an initial term of less than one year). Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

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
In addition, the impact of changes in the spot tanker market may be further impacted by our tankers participating in RSAs, as an RSA may include vessels of third-party owners that do not perform as well as our vessels. As a result, we may earn less net revenue than we could by operating our vessels independently. For further information about the RSAs, please read "Item 4 – Information on the Company: B. Business Overview – Revenue Sharing Agreements".
Our vessels operate in the highly competitive international tanker market.

The operation of oil tankers and transportation of crude oil and refined petroleum products are extremely competitive businesses. Competition arises primarily from other tanker owners, including major oil companies and independent tanker companies. Competition for the transportation of oil and oil products can be intense and depends on price and the location, size, age, and condition of the tanker and the acceptability of the tanker and its operators to the charterers. Our competitive position may erode over time. In addition, we may not be able to compete profitably to the extent we seek to expand our business into new geographic regions. New markets may require different skills, knowledge or strategies than those we use in our current markets, and the competitors in those new markets may have greater financial strength and capital resources than we do.
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
Marine transportation is inherently risky, and an incident involving loss or damage to a vessel, injury to crew, significant loss of product or environmental contamination by any of our vessels could harm our reputation and business.
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

If our vessels suffer damage, they may need to be repaired at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs if our insurance does not cover them in full. The total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could adversely affect our business, results of operations and financial condition. In addition, any damage to, or environmental contamination involving, oil production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customers, which would, in turn, result in loss of revenues.
Terrorist attacks, increased hostilities, political change or war could lead to further economic instability, increased costs and business disruption.

Terrorist attacks, current or future conflicts in Ukraine, the Middle East, the Red Sea, Libya, East Asia, Southeast Asia, West Africa and elsewhere, and political change, may adversely affect the tanker industry and our business, operating results, financial condition and ability to raise capital and fund future growth. Hostilities in Ukraine, the Middle East (including the Israel-Hamas war) and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the U.S. or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.

Furthermore, following Russia’s invasion of Ukraine, in addition to sanctions previously announced by several world leaders and nations against Russia, further and increased sanctions against these interests may also adversely impact our business given Russia’s role as a major global exporter of crude oil. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the U.S., the European Union or other countries against Russia, companies with Russian connections or the Russian energy sector and harmed by any retaliatory measures by Russia or other countries in response. While much uncertainty remains regarding the global impact of the Russia-Ukraine war, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In addition, it is possible that third parties with which we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.

In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks or warlike operations and our vessels could be targets of hijackers, terrorists, or warlike operations. For example, the conflict in Ukraine has resulted in missile attacks on commercial vessels in the Black Sea, and since December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area resulting in many shipping companies routing their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. Any such attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters which would harm our cash flow and business.

Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. There continues to be a significant risk of piracy incidents off the coast of Somalia and in the Gulf of Guinea. The frequency and severity of unmanned aerial vehicle, drone and missile attacks in the southern Red Sea have risen significantly. There has also been an escalation in the Straits of Malacca and Singapore in the number of piracy incidents year on year. In addition, the threat of armed robbery and theft continues to exist to varying degrees in certain ports of South America and the Gulf of Mexico. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which are incurred to the extent we employ onboard security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy or other attacks against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations.

Public health threats, including pandemics, epidemics and other public health crises, could have an adverse effect on our operations and financial results.

Public health threats and highly communicable diseases could adversely affect our operations, the operations of our customers or suppliers and the global economy. In response to a pandemic or epidemic, countries, ports and organizations, including those where we conduct a large part of our operations, could implement measures to combat such outbreaks, such as quarantines and travel restrictions. Such measures could cause severe trade disruptions. In addition, pandemics, epidemics and other public health crises may result in a significant decline in global demand for crude oil and refined petroleum products, as was the case during the COVID-19 pandemic. As our business is the transportation of crude oil and refined oil products on behalf of oil majors, oil traders and other customers, any significant decrease in demand for the cargo we transport could adversely affect demand for our vessels and services. The extent to which any pandemic, epidemic or any other public health crises may impact our business, results of operations and financial condition, including possible impairments, will depend on future developments, which are uncertain and cannot be predicted.

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

Economic global or regional downturns, bank failures and financial crises in the global markets could produce illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks, and reduced access to capital markets. If global financial markets and economic conditions deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations. Global financial markets and economic conditions have been, and continue to be, volatile. Global economic growth is expected to remain below pre-pandemic average levels during 2025.
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
•successfully integrate any acquired tankers or businesses with our existing operations; and
•obtain required financing for our existing and any new operations.

In addition, competition from other companies, many of which have significantly greater financial resources than we do, may reduce our acquisition opportunities or cause us to pay higher prices. Our failure to effectively identify, purchase, develop and integrate any tankers or businesses could adversely affect our business, financial condition and results of operations.

Furthermore, any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. Tanker asset values have increased significantly since 2022 and approached all-time highs during 2024 on a non-inflation adjusted basis, which could increase the cost to us of any acquisitions. In addition, we may incur additional debt or issue additional equity securities in connection with any acquisitions. Incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. Issuing additional equity securities may result in significant shareholder ownership dilution and could increase the aggregate amount of cash required to pay quarterly dividends.

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

Our levels of vessel operating expenses depend upon a variety of factors, many of which are beyond our control, such as competition for crews and inflation. Inflation has increased significantly on a worldwide basis since mid-2021. While the rate of inflation moderated during 2024, inflationary pressures could reemerge depending on developments in the global economy. Inflation has increased our vessel operating expenses, voyage expenses and certain other expenses. To the extent our charter rates do not cover increased vessel operating expenses or voyage expenses for which we are responsible, or if other costs and expenses increase, our earnings would decrease and our cash flows and financial condition would be adversely affected.

The timing of dry dockings of our vessels during peak market conditions could adversely affect our profitability.

We periodically dry dock each of our vessels for inspection, repairs and maintenance and any modifications to comply with industry certification or governmental requirements. Generally, each vessel is dry docked every two and a half years to five years depending on the age of the vessel. Depending on the type of dry docking required, a vessel will incur a number of off-hire days when it will not be in service. During times of favorable market conditions, any increase in the number of required dry dockings in a given timeframe and the lost revenue days arising from this off hire could result in a material loss of earnings.

Delays in the delivery of and installation of new vessel equipment could result in significant vessel off hire and have adverse impacts on our results of operations.

In order to maximize fleet performance and efficiency, we plan to invest from time to time in new technologies to be installed on our fleet. However, the delivery and installation of any new equipment depends on a number of factors, some of which are within our control, such as the location of the vessels on a given date, and other factors which are outside of our control, such as the delivery due date, the availability of qualified personnel to install new equipment and potential bottlenecks in the supply chain. Depending on the type of new equipment to be installed, we may need to coordinate delivery and installation in line with vessel dry dockings. Any delays in the delivery or installation of new equipment could result in an increase in the number of dry-docking days and adversely impact our results of operation.

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

Over time, the value of our vessels may decline, which could adversely affect our existing loans and other financial obligations we may incur in the future, our ability to obtain new financing or our operating results.

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If the operation of a tanker is not profitable, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. In addition, vessel value declines may result in impairment charges against our earnings. As of December 31, 2024, our revolving credit facility contained loan-to-value financial covenants tied to the value of the vessels that collateralize the credit facility. We are required to maintain a vessel value to outstanding loan principal balance ratio of 125%. As at December 31, 2024, we were in compliance with these requirements. However, a decline in the market value of these tankers may result in a default under the credit facility (or any future financing agreements) or may require us to prepay portions of the outstanding principal or pledge additional collateral to avoid a default. If we are unable to cure any such breach within the prescribed cure period, the lenders could accelerate our debt and foreclose on our vessels and other assets pledged as collateral or require an early termination of the credit facility. In addition, a significant decline in the market value of our tankers may prevent us from refinancing tankers with a similar amount of debt or obtaining additional debt using the tankers as collateral, thereby requiring us to either reduce debt levels in facilities collateralized by the tankers or seek alternative financing structures.

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

The operating and financial restrictions and covenants in our revolving credit facility and in any future financing agreements could adversely affect our ability to finance future operations or capital needs or to pursue and expand our business activities. For example, these financing arrangements may restrict our ability to:

•incur additional indebtedness and guarantee indebtedness;
•pay dividends or make other distributions or repurchase or redeem our share capital;
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

In addition, our debt agreements require us to comply with certain financial covenants. Our ability to comply with covenants and restrictions contained in debt agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any such events were to occur, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our debt agreements and we are unable to cure such breach within the prescribed cure period, our obligations may, at the election of the relevant lender, become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans available to us may terminate. A default under debt agreements could also result in cross-defaults under other financing agreements and foreclosure on any of our vessels and other assets securing related loans or our need to sell assets or take other actions in order to meet our debt or other financial obligations.

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
Our revolving credit facility and any future financing agreements may limit our flexibility in obtaining additional financing, pursuing other business opportunities, paying dividends and repurchasing shares.

As of December 31, 2024, we had no outstanding long-term debt, and $254.0 million was available to us under our revolving credit facility. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facility. Our level of debt could have important consequences to us, including the following:

•our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired, or such financing may not be available on favorable terms, if at all;
•we will need a portion of our cash flow to make principal and interest payments on our debt and to satisfy any other financial obligations we incur, reducing the funds that would otherwise be available for operations, business opportunities, share repurchases and dividends to our shareholders;
•incurring additional debt or other financial obligations in the future may makes us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•incurring additional debt or other financial obligations in the future may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt and any other financial obligations we incur depends upon, among other things, our financial and operating performance, which is affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms, or at all.
Our ability to repay or refinance debt or future financial obligations and to fund our capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are able to finance these obligations and expenditures with cash from operations or by issuing debt or common shares, our ability to pay cash dividends or repurchase shares may be diminished or our financial leverage may increase, or our shareholders may be diluted.

To fund our existing and future debt or future financial obligations and capital expenditures, we may be required to use our existing liquidity or cash from operations, incur borrowings, raise capital through the sale of assets or ownership interests in certain assets or our joint venture entity, issue debt or additional equity securities and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.

If we are unable to access additional financing and generate sufficient cash flow to meet our debt, other financial obligations, capital expenditure and other business requirements, we may be forced to take actions such as:

•restructuring our debt or other financial obligations;
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

Our expected primary liquidity needs in the next few years are to make scheduled repayments of debt, in addition to paying debt servicing costs, operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, vessel acquisitions, funding our other working capital requirements, providing funding to our equity-accounted joint venture from time to time and dividends on equity and/or repurchases of shares as and if determined by our Board of Directors. We anticipate that our primary sources of funds in the next few years will be existing liquidity, cash flows from operations, long-term debt, and equity issuances or other sources of financing.
Many of our seafaring employees are covered by collective bargaining agreements, and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.

A significant portion of our seafarers are employed under collective bargaining agreements. We may become subject to additional labor agreements in the future. We may suffer labor disruptions if relationships deteriorate with the seafarers or the unions that represent them. The collective bargaining agreements may not prevent labor disruptions, particularly when the agreements are being renegotiated. Salaries are typically renegotiated annually or biannually for seafarers. Although these negotiations have not caused labor disruptions in the past, any labor disruptions could harm our operations and could have a material adverse effect on our business, results of operations and cash flows.
We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, and the cost of attracting and retaining such personnel may increase.

Our success depends on our ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. The shipping industry continues to forecast a shortfall in qualified personnel, and crew and other compensation has increased recently and may continue to increase in the future. If crew costs increase and we are not able to increase our rates to compensate for any such increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees or crew could impair our ability to manage, maintain and grow our business.
We anticipate we may need to accelerate our fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which may require significant expenditures.

As approximately 60% of our fleet is currently aged 15 years and older, we anticipate we may need to accelerate our fleet renewal in the coming years. Our ability to successfully execute a renewal program will depend on the availability and prices of newbuilding and second-hand vessels, market conditions and charter rates (primarily spot tanker rates), and access to sufficient financing at acceptable rates. The cost of newbuilding or second-hand vessels will be significant, which could affect our financial condition, cash flows and results of operations. Failure to execute a timely renewal program may adversely impact our business and financial condition.

Increased demand for and supply of vessels fitted with scrubbers to comply with IMO sulfur reduction requirements could reduce demand for our existing vessels and impair our ability to time charter-out our vessels at competitive rates.

As of December 31, 2024, owners of approximately 47% of the worldwide fleet of crude tankers and 19% of the worldwide fleet of product tankers had fitted scrubbers on their vessels. One vessel we own through a 50/50 joint venture currently is fitted with a scrubber. Scrubbers allow a ship to consume high sulfur fuel oil, which is less expensive than the low sulfur fuel oil that ships without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Generally, owners of vessels with higher operating fuel requirements (generally larger ships) are more inclined to install scrubbers to comply with IMO 2020. Fuel expense reductions from operating scrubber-fitted ships could result in a substantial reduction of bunker cost for charterers compared to the vessels in our fleet, which do not have scrubbers. If (a) the supply of scrubber-fitted vessels increases, (b) the differential between the cost of high sulfur fuel oil and low sulfur fuel oil is high and (c) charterers prefer such vessels over our vessels to the extent they do not have scrubbers, demand for our vessels may be reduced and our ability to time charter-out our vessels at competitive rates may be impaired, which may have a material adverse effect on our business, financial condition and results of operations.
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

As of December 31, 2024, no principal amount was outstanding under our revolving credit facility, which facility bears interest based on the Secured Overnight Financing Rate (or SOFR), a variable, floating rate. We anticipate, however, that we will draw funds under our revolving credit facility or enter into additional variable-rate financing obligations in the future. Accordingly, we may be exposed to the impact of interest rate changes through any borrowings or obligations that require us to make interest or other payments based on floating rates.

To the extent we are exposed to floating interest rates in the future, significant increases in interest rates could adversely affect our profit margins, results of operations and our ability to service our debt. Interest rates have increased significantly since 2021. In accordance with our risk management policy, we may use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating rate debt. However, any hedging activities entered into by us may not be effective in mitigating our interest rate risk from our variable rate indebtedness.

Returns on our cash investments and the value of any marketable securities in which we may invest could be adversely affected by changes in interest rates.

For further information about our financial instruments as at December 31, 2024 that are sensitive to changes in interest rates, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

Our cash and cash equivalents are exposed to credit risk, which may be adversely affected by market conditions, interest rates and failures of financial institutions.

As of December 31, 2024, we had a total of $511.9 million of cash and cash equivalents. We manage our available cash through various financial institutions and primarily invest our cash reserves in U.S. Government treasury bills and bank deposits. A collapse or bankruptcy of any of the financial institutions in which or through which we hold or invest our cash reserves, or rumors or the appearance of any such potential collapse or bankruptcy, might prevent us from accessing all or a portion of our cash and cash equivalents for an uncertain period of time, if at all. The collapse of a financial institution may occur very rapidly. Any material limitation on our ability to access our cash and cash equivalents could adversely affect our liquidity, results of operations and ability to meet our obligations. In addition, our returns on our cash invested in short-term investments and the value of any marketable securities in which we may invest could be adversely affected by changes in interest rates or by the performance of the capital markets or particular companies. For further information about our financial instruments as at December 31, 2024 that are exposed to credit risk, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term time charters.

As of the date of this Annual Report, one of our owned Aframax / LR2 vessels operates under a fixed-rate time-charter contract. To the extent we enter into medium or long-term time charters in the future, the vessels committed to such time charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.
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

Lightering is subject to specific risks arising from the process of safely bringing two large moving tankers next to each other and mooring them for lightering operations, in which oil, refined petroleum products or other cargoes are transferred from one ship to the other. These operations require a high degree of expertise and present a higher risk of collision or spill compared to when docking a vessel or transferring cargo at port. Lightering operations, similar to marine transportation in general, are also subject to risks due to events such as mechanical failures, human error and weather conditions.
Our and many of our customers' substantial operations outside the U.S. expose us and them to political, governmental and economic instability, as well as tariffs and protectionist policies, which could harm our operations.

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

In addition, tariffs, trade embargoes and other economic sanctions by the U.S. or other countries against countries in which we operate, to which we trade or to which we or any of our customers, joint venture partners or business partners become subject, may limit trading activities with those countries or with customers, which could also harm our business and ability to pay dividends and/or repurchase shares. For example, the U.S., the European Union, the United Kingdom and numerous other nations imposed substantial additional sanctions on Russia for its invasion of Ukraine. In addition, in 2018 and 2019, general trade tensions between the U.S. and China escalated and led to each nation imposing tariffs on certain products of the other nation, with the U.S. and China subsequently negotiating an agreement to reduce trade tensions which became effective in February 2020. Our business could be harmed by increasing trade protectionism or trade tensions between the U.S. and other countries, including China, Canada and Mexico, or trade embargoes or other economic sanctions by the U.S. or other countries against countries in the Middle East, Asia, Russia or elsewhere as a result of terrorist attacks, hostilities or diplomatic or political pressures that limit trading activities with those countries as we are currently seeing in the Red Sea.

The U.S. has proposed legislation aimed at counteracting what it perceives as unfair Chinese maritime practices. As part of this legislation, operators of Chinese-built ships could be charged a fee of up to $1.5 million when calling at a U.S. port, with additional fees for operators that have vessels on order at Chinese shipyards. Given that we currently have Chinese-built vessels in our fleet, this legislation could lead to higher costs and/or may impact our ability to utilize Chinese-built ships on voyages to and from the U.S.

The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. While no customer accounted for over 10% of our consolidated revenues from continuing operations during 2024, 2023 or 2022, the loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.
We could lose a customer or the benefits of a contract if:
•the customer fails to make payments because of its financial inability, disagreements with us or otherwise;
•we agree to reduce the payments due to us under a contract because of the customer’s inability to continue making the original payments;
•upon a breach by us of the relevant contract, the customer exercises certain rights to terminate the contract;
•the customer terminates the contract because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire or we default under the contract;
•under some of our contracts, the customer terminates the contract because of the termination of the customer's sales agreement or a prolonged force majeure affecting the customer, including damage to or destruction of relevant facilities, war or political unrest preventing us from performing services for that customer; or
•the customer becomes subject to applicable sanctions laws which prohibit our ability to lawfully charter our vessel to such customer.
Exposure to currency exchange rate fluctuations could result in fluctuations in our cash flows and operating results.

Our primary economic environment is the international shipping market, which utilizes the U.S. Dollar as its functional currency. Consequently, virtually all of our revenues and the majority of our expenses are in U.S. Dollars. However, we incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Australian Dollar, Canadian Dollar, Singapore Dollar, British Pound, Euro, Philippine Peso and Japanese Yen. This partial mismatch in revenues and expenses could lead to fluctuations in our net income due to changes in the value of the U.S. Dollar relative to other currencies.

Since we report our operating results in U.S. Dollars, changes in the value of the U.S. Dollar relative to other currencies also result in fluctuations of our reported revenues and earnings. Under U.S. accounting standards, all foreign currency-denominated monetary assets and liabilities, such as cash and cash equivalents, accounts receivable, restricted cash, accounts payable, accrued liabilities, advances from affiliates and long-term debt are revalued and reported based on the prevailing exchange rates at the end of the applicable period. This revaluation historically has caused us to report significant unrealized foreign currency exchange gains or losses each period.

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

Our general vessel employment strategy includes using a mix of spot and fixed-rate time charters, and we expect to enter into fixed-rate time charters in the future. As of the date of this Annual Report, one of our owned Aframax / LR2 vessels operates under a fixed-rate time-charter contract, which is scheduled to expire in May 2025. If upon its scheduled expiration, or any early termination, we are unable to renew or replace this fixed-rate charter on favorable terms, or if we choose not to renew or replace this fixed-rate charter, we may employ the vessel in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.
We have recognized asset impairments in the past and we may recognize additional impairments in the future, which will reduce our earnings and net assets.

If we determine at any time that an asset has been impaired, we may need to recognize an impairment charge that will reduce our earnings and net assets. We review our vessels and operating lease right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when an asset's carrying value is greater than the estimated undiscounted future cash flows the asset is expected to generate over its remaining useful life. We review our goodwill for impairment annually and if a reporting unit's goodwill carrying value is greater than the estimated fair value, the goodwill attributable to that reporting unit is impaired. We evaluate the investment in our equity-accounted joint venture for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value.

Further, if we determine at any time that a vessel’s future useful life and cash flows require us to impair its value on our financial statements, we may need to recognize a significant impairment charge against our earnings. Such a determination involves numerous assumptions and estimates, some of which require more judgment and are less predictable.

In 2024 and 2022, we recognized asset impairment charges of $1.4 million and $1.1 million, respectively, related to certain operating lease right-of-use assets. There were no impairment charges in 2023.
Certain of our directors and executive officers and certain directors and executive officers of Teekay have conflicts of interest and limited fiduciary and contractual duties, which may permit them to favor interests of Teekay and its other affiliates above our interests and those of our Class A common shareholders.

Conflicts of interest may arise between Teekay and its other affiliates, on the one hand, and us and our shareholders, on the other hand. As a result of these conflicts, Teekay may favor its own interests and the interests of its other affiliates over our interests and those of our shareholders. These conflicts include, among others, the following situations:

•our Chief Executive Officer, Chief Financial Officer and five of our directors also serve as executive officers or directors of Teekay. As a result, these individuals have fiduciary duties to manage the business of Teekay and its affiliates in a manner beneficial to such entities and their shareholders or partners, as the case may be. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay or its affiliates, on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders. We have limited their fiduciary duties regarding corporate opportunities that may be attractive to both Teekay and us; and
•certain of our executive officers do not spend all their time on matters related to our business.
Legal and Regulatory Risks
We are bound to adhere to sanctions from many jurisdictions including the U.S., United Kingdom, European Union and Canada due to our domicile and location of offices.

The U.S. has imposed sanctions on several countries or regions such as Cuba, North Korea, Syria, Iran and Ukraine's Crimea, Luhansk and Donetsk regions. The U.S. also has imposed substantial restrictions on trade with Yemen and Venezuela.

Since February 2022, the U.S. and numerous other organizations and nations, notably including the European Union and United Kingdom, have imposed substantial sanctions on Russia regarding its invasion of Ukraine. During 2022, Australia, the United Kingdom, the U.S. and the European Union prohibited the import of Russian oil into their territories. As of December 2022 for crude oil, and February 2023 for petroleum products, the U.S., European Union and United Kingdom in particular have also prohibited the provision of financial, legal, brokering, shipping and insurance services to any person of any nationality carrying Russian origin oil unless it is at or below a stated cap (currently $60 per barrel for crude oil and $100 per barrel for petroleum products). These Russian sanctions, together with the continuing global reaction to the Russian invasion of Ukraine, may reduce our revenues.

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

Our operations are affected by extensive and changing international, national and local environmental protection laws, regulations, treaties and conventions which are in force in international waters, the jurisdictional waters of the countries in which our vessels operate, as well as the countries of our vessels’ registration, including those governing oil spills, discharges to air and water, and the handling and disposal of hazardous substances and wastes. Many of these requirements are designed to reduce the risk of oil spills and other pollution. In addition, we believe that the heightened environmental, quality and security concerns of insurance underwriters, regulators and charterers will lead to additional regulatory requirements, including enhanced risk assessment and security requirements and greater inspection and safety requirements on vessels. For example, new or amended legislation relating to ship recycling, sewage systems, emission control (including emissions of greenhouse gases and other pollutants) as well as ballast water treatment and ballast water handling have been or may be adopted. The IMO, the United Nations agency for maritime safety and the prevention of pollution by vessels, has also established progressive standards that continue to limit emissions from ships as they strive to meet their 2030 and 2050 goals. These and other laws or regulations may require significant additional capital expenditures or operating expenses in order for us to comply with the laws and regulations and maintain our vessels in compliance with international and national regulations.

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

Our business includes transporting oil and oil products. Regulatory changes and public concern about the environmental impact of climate change may lead to reduced demand for our assets and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. Regulatory and consumer efforts aimed at combating climate change may intensify and accelerate. Although we do not expect demand for oil to decline dramatically over the short-term, in the long-term, climate change initiatives will likely significantly affect demand for oil and for alternatives. Any such change could adversely affect our ability to compete in a changing market and our business, financial condition and results of operations. For example, as of January 1, 2024, the European Union expanded the existing EU Emissions Trading System (or EU

ETS) to include carbon dioxide (or CO2) emissions from vessels of 5,000 gross tonnage and above. Shipping companies which perform voyages to, from or within the EU or the EEA (Iceland, Liechtenstein and Norway) in a given year will need to acquire and surrender EU allowances (or EUAs) through their Union Registry account by September of the following year to cover their annual emissions. In addition to the EU ETS, the introduction of the FuelEU Maritime regulation by the European Union as of January 1, 2025, will require us to pay a financial penalty in relation to certain voyages which call on EU or EEA ports when not using low emission intensity fuels. For further information on EU ETS and FuelEU, please see “Item 4. Information on the Company – B. Business Overview – Regulations” in this Annual Report.
Scrutiny and expectations from certain investors, lenders, customers and other market participants with respect to ESG policies and practices may impose additional costs on us or expose us to additional risks.

Certain investor advocacy groups, certain institutional investors, investment funds, lenders and other market participants remain focused on ESG practices and place significant importance on the implications and social cost of their investments. This increased focus and activism related to ESG and similar matters may hinder access to capital, as these investors and lenders may decide to reallocate capital or to not commit capital as a result of their assessment of a company’s ESG practices. Companies that do not comply with ESG expectations and standards by these investors, lenders or other industry stakeholders, or companies, may lack the support of such third parties.

We may face increasing pressures from such third parties, which are focused on climate change, to prioritize sustainable energy practices, reduce our carbon footprint and promote sustainability. As a result, we may determine that it is appropriate to implement more stringent ESG procedures or standards so that our interested existing and future investors and lenders remain invested in us and make further investments in us, or in order for customers to consider conducting future business with us, especially given our business of transporting oil and oil products.

At the same time, anti-ESG sentiment has been gaining momentum in the U.S. and certain investors, other stakeholders and regulators may express or pursue opposing views, legislation and investment expectations with respect to ESG initiatives. Several states in the U.S. and the U.S. government have enacted or proposed policies or executive action restricting ESG-focused investment practices, some of which may conflict with other regulatory requirements, resulting in regulatory uncertainty. Failure to comply with ESG-related or anti-ESG-related laws, exchange policies or stakeholder expectations could materially and adversely impact an investment in our common shares and have an adverse effect on our business.
As a Bermuda exempted company, and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

Finance ministers of the European Union rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are placed on a list of non-cooperative jurisdictions for tax purposes. As of December 31, 2024, neither Bermuda nor the Marshall Islands were listed by the European Union on the list of non-cooperative jurisdictions. If Bermuda and/or the Marshall Islands were placed onto the list of non-cooperative jurisdictions and sanctions or other financial, tax or regulatory measures were applied by European Union member states to countries on the list or further economic substance requirements were imposed by Bermuda and/or the Marshall Islands, our business could be harmed.

European Union member states have agreed upon a set of measures, which they can choose to apply against countries on the list of non-cooperative jurisdictions, including increased monitoring and audits, withholding taxes, special documentation requirements and anti-abuse provisions. The European Commission has stated it will continue to support member states' efforts to develop a more coordinated approach to sanctions for the listed countries. European Union legislation prohibits European Union funds from being channeled or transited through entities in countries on the list of non-cooperative jurisdictions. Other jurisdictions in which we operate could be placed on the list of non-cooperative jurisdictions in the future.

We are a Bermuda exempted company with our headquarters in Bermuda and we have a subsidiary organized in Bermuda. Additionally, a majority of our subsidiaries are Marshall Islands entities. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the noncompliant entity, which could have an adverse effect on our business, financial condition or operating results.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Production of cocaine and various narcotics has risen dramatically in recent years, and the demand for such substances has seen an increase in many countries as well. As a result, new hubs and new routes for cocaine smuggling have emerged, and seizures by law enforcement agencies are reaching record highs around the world. Many of these seizures have a direct impact on merchant ships. Detentions of vessels and crew members are possible when cocaine is discovered, leading to operational delays, lengthy legal proceedings, psychological impacts on employees and associated costs.
Our vessels call on certain ports, such as Brazil, Venezuela and Colombia, where there is a higher risk that smugglers may attempt to hide drugs and other illegal substances and contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with illegal substances or contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims which could have a material adverse effect on our business, financial condition and results of operations.

Information and Technology Risks
A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years. Our operations could be targeted by individuals or groups seeking to sabotage, disrupt or gain unauthorized access to our information technology systems and networks, or to steal data. A successful cyber-attack could materially disrupt our operations, including the safety of our operations, or lead to the unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology systems could have a material adverse effect on our business and results of operations.
We rely on our information systems to conduct our business, and failure to protect these systems against viruses and security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

Our business is international in scope, and the efficient operation of our business, including processing, transmitting and storing electronic and financial information and aspects of the control and operation of our vessels, is dependent on computer hardware and software systems. Information systems are vulnerable to security breaches and other attacks by computer hackers and cyber terrorists. We rely on what we believe are industry-accepted security measures and technology in seeking to secure confidential and proprietary information maintained on our information systems and to protect our assets. However, these measures and technology may not adequately prevent security breaches or cyber-attacks.

We may be required to spend significant capital and other resources to further protect us, our information systems and our assets against threats of security breaches, computer viruses and cyberattacks, or to alleviate problems caused by such matters. Security breaches, viruses and cyber-attacks could also harm our reputation and expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) could also cause existing customers to lose confidence in our information systems and harm our reputation, cause losses to us or our customers, damage our reputation and increase our costs.

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
Risks Related to an Investment in Our Securities
The superior voting rights of our Class B common shares held by Teekay limit our Class A common shareholders’ ability to control or influence corporate matters.

Our Class B common shares have five votes per share, and our Class A common shares have one vote per share. However, the voting power of the Class B common shares is limited such that the aggregate voting power of all outstanding Class B common shares can at no time exceed 49% of the voting power of our outstanding Class A common shares and Class B common shares, voting together as a single class. As of the date of this Annual Report, Teekay indirectly owns Class A and Class B common shares representing a majority of the voting power of our outstanding share capital. Through its ownership of all of our Class B common shares, Teekay has substantial control and influence over our management and affairs and over all matters requiring shareholder approval, including the election of directors and significant corporate transactions. In addition, because of this dual-class common share structure, Teekay will continue to be able to control matters submitted to our shareholders for approval even though it owns significantly less than 50% of our outstanding common shares. This voting control limits our remaining Class A common shareholders’ ability to influence corporate matters and, as a result, we may take actions that our Class A common shareholders do not view as beneficial.

We are incorporated in Bermuda and, as a result, shareholders may have fewer rights and protections under Bermuda law than under a typical jurisdiction in the U.S.

We are a Bermuda exempted company. Our corporate affairs are governed by our memorandum of continuance, bye-laws and the Companies Act, 1981 of Bermuda (or the Companies Act). The Companies Act does not as clearly establish the rights and fiduciary responsibilities of our directors as do statutes and judicial precedent in some U.S. jurisdictions. Therefore, our shareholders may have more difficulty in protecting their interests in the face of actions by management, directors or any controlling shareholders than would shareholders of a corporation incorporated in a U.S. jurisdiction.
Because we are organized under the laws of Bermuda, it may be difficult to enforce judgments against us, our directors or our management.

We are organized under the laws of Bermuda, and all of our assets are located outside of the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible to bring an action against us or against these individuals in the U.S. Even if successful in bringing an action of this kind, the laws of Bermuda and of other jurisdictions may prevent or restrict the enforcement of a judgment against us or our assets or our directors and officers.

Tax Risks
In addition to the following risk factors, you should read "Item 4E – Taxation of the Company", "Item 10 - Additional Information – Material United States Federal Income Tax Considerations" and "Item 10 - Additional Information – Non-United States Tax Considerations" for a more complete discussion of the expected material U.S. federal and non-U.S. income tax considerations relating to us and the ownership and disposition of our Class A common shares.
U.S. tax authorities could treat us as a “passive foreign investment company” (or PFIC), which could have adverse U.S. federal income tax consequences to our U.S. shareholders and other adverse consequences to us and all of our shareholders.

A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC for such purposes in any tax year in which, after taking into account the income and assets of the corporation and, pursuant to a “look-through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the shares or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either (i) at least 75% of its gross income consists of “passive income,” (or the PFIC income test) or (ii) at least 50% of the average value of the entity’s assets is attributable to assets that produce or are held for the production of “passive income.” For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties (other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business). By contrast, income derived from the performance of services does not constitute “passive income.”

With respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that this position would be sustained by a court if contested by the IRS, or that we would not constitute a PFIC for the 2025 tax year or any future tax year if there were to be changes in our and our look-through subsidiaries’ assets, income or operations.

If we or the IRS were to determine that we are or have been a PFIC for any tax year during which a U.S. Holder (as defined below under “Item 10 – Additional Information – Material United States Federal Income Tax Considerations”) held our shares, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 - Additional Information - Material United States Federal Income Tax Considerations - United States Federal Income Taxation of U.S. Holders - Consequences of Possible PFIC Classification."
The imposition of taxes, including as a result of any change in tax law or accounting requirements, may reduce our cash available for distribution to shareholders, cash flows and results of operations.

We, our joint venture or our subsidiaries are subject to tax in certain jurisdictions in which we, our joint venture or our subsidiaries are organized own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us, our joint venture or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. Additionally, tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. A change in tax laws or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. For example, various governments and organizations such as the European Union and Organization for Economic Co-operation and Development (or the OECD) are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue.

In October 2021, members of the OECD put forth two proposals: (i) Pillar One reallocates profit to the market jurisdictions where sales arise versus physical presence; and (ii) Pillar Two compels multinational enterprises with €750 million or more in annual revenue to pay a global minimum tax of 15% on income received in each country in which they operate. The reforms aim to level the playing field between countries by discouraging them from reducing their corporate income taxes to attract foreign business investment. Over 140 countries have agreed to enact the two-pillar solution to address the challenges arising from the digitalization of the economy and, in 2024, these guidelines were declared effective and must now be enacted by those OECD member countries.

Qualifying international shipping income is exempt from many aspects of this Pillar Two framework if the exemption requirements are met, which may minimize the tax effect on qualifying shipping companies. Legislatures of certain member states within the European Union, as well as legislatures of multiple countries outside of the European Union, in which we (or one of our “constituent entities,” as determined consistent with the Pillar Two framework) operate have drafted or enacted legislation to implement the OECD’s minimum tax proposal, including the countries of Canada, the United Kingdom, Australia, the Netherlands, Norway and Singapore. The application of the Pillar Two rules continues to evolve and its implementation may result in additional tax imposed on us or our subsidiaries and increase the cost of operating in certain countries. We continue to evaluate the impact of these rules and assess whether to take any available mitigating actions to reduce the potential impact under the current Pillar Two rules.

Additionally, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our shares may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the U.S., the amount of which is not within our complete control. In addition, we may rely on an exemption to be deemed non-resident in Canada for Canadian tax purposes under subsection 250(6) of the Canada Income Tax Act for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that are holding companies that have over half of the cost base of their investments in eligible international shipping subsidiaries and receive substantially all of their revenue as dividends from those eligible international shipping subsidiaries are exempt under subsection 250(6). If we were to cease to qualify for the subsection 250(6) exemption, we could be subject to Canadian income tax and also Canadian withholding tax on outbound distributions, which could have an adverse effect on our operating results. In addition, to the extent Teekay Tankers was to distribute dividends as a corporation determined to be resident in Canada, shareholders who are not resident in Canada for purposes of the Canada Income Tax Act would generally be subject to Canadian withholding tax in respect of such dividends paid by Teekay Tankers.

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

We are subject to taxation in Bermuda and changes to Bermuda tax policies may impact our financial position.

As a response to the introduction of the OECD Pillar Two framework and the enactment by various countries of the Pillar Two rules, Bermuda enacted the Bermuda Corporate Income Tax Act 2023 (or Bermuda CIT Act) on December 27, 2023, which became operative with respect to the imposition of corporate income tax on January 1, 2025. The Bermuda CIT Act applies only to Bermuda entities that are part of multi-national enterprise groups with €750 million or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question (or Bermuda Constituent Entity Group). Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable for a fiscal year will be 15% of the net taxable income of the Bermuda Constituent Entity Group as determined in accordance with and subject to the adjustments set out in the Bermuda CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). In general, income arising from international shipping is exempted from the scope of such tax to the extent applicable requirements relating to strategic or commercial management in Bermuda are satisfied.

As a result of the redomiciliation of Teekay Tankers to Bermuda on October 1, 2024, the provisions of the Bermuda CIT Act apply to tax years starting on January 1, 2025 to the Teekay Tankers Bermuda Constituent Entity Group on the assessment of income, profits, withholding, capital gains or capital transfers, which may result in a tax being payable, depending on the nature of such income, profits or gains. Under current Bermuda tax law (including the Bermuda CIT Act), there are no withholding taxes payable in Bermuda on dividends distributed by us to our shareholders.

Bermuda is expected to continue to monitor further developments around the world as other jurisdictions address the OECD’s standards. Future changes to the Bermuda CIT Act could, if applicable to the Teekay Tankers' Bermuda Constituent Entity Group, have an adverse effect on the Teekay Tankers’ Bermuda Constituent Entity Group’s financial condition and results of operations.

Changes to the United Kingdom tonnage tax or corporate tax regimes applicable to us, or to the interpretation thereof, may impact our future operating results.

In November 2024, Teekay Tankers subsidiaries elected jointly as a group to participate in the United Kingdom tonnage tax regime and, following the group's admission, is eligible for this regime for an initial eight-year period. At any time during the eight-year eligibility period, the Teekay Tankers tonnage tax group can elect to renew its election to apply the tonnage tax regime for another eight-year period on a rolling basis. The tonnage tax system applies to shipping income, expenses and profits and replaces factors that are normally taken into account in traditional tax calculations, such as profit or loss, operating costs, depreciation, gains and the offsetting of past losses of the revenues taxable in the United Kingdom. However, under the tonnage tax rules, which are part of the normal corporate tax regime in the United Kingdom, the taxable income of a qualifying shipping operation such as that of the Teekay Tankers tonnage tax group is instead calculated based on the net registered tonnage of the qualifying seagoing vessels that the Teekay Tankers tonnage tax group owns, charters or manages that generate income from shipping activities. A deemed daily profit figure is applied to the specific net tonnage of the vessels based on a sliding scale to determine the taxable income under the tonnage tax regime. The total annual deemed profit is then subjected to United Kingdom corporation tax in the normal manner (currently at the rate of 25%), such that tonnage tax companies remain United Kingdom corporation taxpayers and remain entitled to the benefits of the United Kingdom’s double taxation agreements with other countries.

Changes to the United Kingdom tax regime applicable to us, or the interpretation thereof, may impact our future operating results. There is no guarantee that the tonnage tax regime will not be reversed or that other forms of taxation will not be imposed, such as, among other things, a global minimum tax, a carbon tax or emissions trading system in the context of the discouragement of the use of fossil fuels. To the extent that such changes were to be implemented or we do not continue to meet the applicable qualification requirements, we may be required to pay higher income tax in the United Kingdom and this may adversely impact our financial condition and results of operations.

Item 4.Information on the Company
A.History and Development of the Company
Teekay Tankers Ltd. ("we," "us," or "the Company) is an international provider of marine transportation to global oil industries. We were formed as a Marshall Islands corporation in October 2007 by Teekay Corporation Ltd. (NYSE: TK) (or Teekay Corporation), a leading provider of international crude oil and other marine transportation services. We completed our initial public offering on December 18, 2007 with an initial fleet of nine Aframax oil tankers which were transferred to us by Teekay Corporation.

Our tanker fleet size has increased from nine owned Aframax tankers in 2007 to 39 owned tankers, five in-chartered tankers and one jointly-owned Very Large Crude Carrier (or VLCC) tanker as of March 1, 2025. The capacity of our tanker fleet has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 5,670,600 dwt as of March 1, 2025.

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

In 2023, we repurchased 19 tankers for a total cost of $364.3 million pursuant to repurchase options under related sale-leaseback arrangements. In 2024, we repurchased eight Suezmax tankers for a total cost of $137.0 million pursuant to repurchase options under related sale-leaseback arrangements. Please read "Item 18 - Financial Statements: Note 10 - Operating Leases and Obligations Related to Finance Leases".

We sold two Aframax / LR2 tankers and one Suezmax tanker in 2024, one Aframax / LR2 tanker in 2023, as well as one Suezmax tanker and three Aframax / LR tankers in 2022. Please read "Item 18 – Financial Statements: Note 15 - Gain on Sale and Write-down of Assets". In January 2025, we entered into an agreement to sell one Aframax / LR2 tanker and two Suezmax tankers. The Aframax / LR2 tanker and one Suezmax tanker were delivered to their purchasers in February 2025, and the remaining Suezmax tanker is expected to be delivered to its purchaser during March 2025. In February 2025, we signed an agreement to acquire one 2019-built Aframax / LR2 tanker which is expected to be delivered to us during the second quarter of 2025. In March 2025, we entered into agreements to sell one Aframax / LR2 tanker and one Suezmax tanker. The Aframax / LR2 tanker is expected to be delivered to its purchaser during March 2025, and the Suezmax tanker is expected to be delivered to its purchaser during the second quarter of 2025.

In December 2024, we acquired Teekay Corporation's Australian operations, which provide marine services to the Commonwealth of Australia, Australian energy companies and other Australian companies. In addition, we acquired all of Teekay Corporation's management services companies not previously owned by us. As part of the acquisition, Teekay Corporation transferred to us its supplemental retirement defined contribution plan, which relates to the management service companies included in the acquisition (collectively, the Acquired Operations).
From time to time, we also charter-in vessels, typically from third parties as part of our chartering strategy. Please read “Business Strategies” below in this Item.

We incorporated on October 17, 2007 under the laws of the Republic of the Marshall Islands and transferred our legal domicile on October 1, 2024 by changing our jurisdiction of incorporation from the Marshall Islands to Bermuda. Following the redomiciliation, we are a Bermuda exempted company and maintain our principal executive offices at 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda. Our telephone number at such address is (441) 298-2530.
The SEC maintains an internet site at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website is www.teekay.com/business/tankers. The information contained on our website is not part of this Annual Report.
B.Business Overview
Our primary business is to own and operate crude oil and refined product tankers and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering contracts to reduce downside risks. In addition to our core business, we also provide operational and maintenance marine services and STS support services, along with our tanker commercial management operations. We believe this improves our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these operational areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control.

We have acquired a portion of our current operating fleet from Teekay Corporation at various times since our inception, and we anticipate additional opportunities to expand our fleet through acquisitions of tankers from third parties.

Under the supervision of our executive officers and Board of Directors, our operations including technical and commercial management are conducted by our subsidiaries, including our Manager which was acquired as part of the Acquired Operations effective December 31, 2024. Please read "Item 7 – Major Shareholders and Related Party Transactions: Related Party Transactions – Management Agreements" for additional information about the Management Agreement.

For additional information regarding our recent transactions and developments, please read "Item 5 – Significant Developments in 2024 and Early 2025".
Revenue by Contract Type and Segment
Please read "Item 18 – Financial Statements: Note 4 - Revenue" for a breakdown of revenue by contract type and "Item 18 – Financial Statements: Note 5 – Segment Reporting" for a breakdown of revenue by segment.
Our Fleet
The following table summarizes our owned and chartered-in fleet as at March 1, 2025:

	Owned Vessels (1)	Chartered-in Vessels	Total
Fixed-rate:
Aframax Tanker / Long Range 2 (or LR2) Product Tanker	1	—	1
Total Fixed-Rate Fleet	1	—	1
Spot-rate:
Suezmax Tankers	23	1	24
Aframax Tankers / LR2 Product Tankers	15	4	19
VLCC Tanker (2)	1	—	1
Total Spot Fleet	39	5	44
Total Tanker Fleet	40	5	45
Ship-to-Ship Support and Bunker Tanker Vessels	—	3	3
Total Teekay Tankers Fleet	40	8	48
(1)Excludes one 2019-built Aframax / LR2 vessel in respect of which we signed a purchase agreement In February 2025. The vessel is expected to be delivered to us during the second quarter of 2025.
(2)We own one VLCC through a 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to "Item 18 – Financial Statements: Note 6 - Investment in and Advances to Equity-Accounted Joint Venture").

The following table provides additional information about our owned Suezmax oil tankers as of March 1, 2025, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Aspen Spirit	157,800	2009	Spot	—	—
Athens Spirit	158,500	2012	Spot	—	—
Atlanta Spirit	158,700	2011	Spot	—	—
Baker Spirit	156,900	2009	Spot	—	—
Barcelona Spirit	158,500	2011	Spot	—	—
Beijing Spirit	156,500	2010	Spot	—	—
Cascade Spirit	156,900	2009	Spot	—	—
Copper Spirit	156,800	2010	Spot	—	—
Dilong Spirit	159,000	2009	Spot	—	—
Jiaolong Spirit (1)	159,000	2009	Spot	—	—
London Spirit	158,700	2011	Spot	—	—
Los Angeles Spirit	159,200	2007	Spot	—	—
Montreal Spirit	150,000	2006	Spot	—	—
Moscow Spirit	156,500	2010	Spot	—	—
Pinnacle Spirit	160,400	2008	Spot	—	—
Rio Spirit	158,400	2013	Spot	—	—
Summit Spirit	160,500	2008	Spot	—	—
Sydney Spirit	158,500	2012	Spot	—	—
Tahoe Spirit	156,900	2010	Spot	—	—
Tianlong Spirit (2)	159,000	2009	Spot	—	—
Tokyo Spirit	150,000	2006	Spot	—	—
Vail Spirit	157,000	2009	Spot	—	—
Zenith Spirit	160,500	2009	Spot	—	—
Total Capacity	3,624,200
(1)In January 2025, we entered into an agreement to sell the Jiaolong Spirit, which is expected to be delivered to its purchaser during the first quarter of 2025.
(2)In March 2025, we entered into an agreement to sell the Tianlong Spirit, which is expected to be delivered to its purchaser during the second quarter of 2025.

The following table provides additional information about our owned Aframax oil tankers as of March 1, 2025, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Blackcomb Spirit	109,000	2010	Spot	—	—
Emerald Spirit	109,000	2009	Spot	—	—
Garibaldi Spirit	109,000	2009	Spot	—	—
Orchid Spirit	112,800	2021	Spot	—	—
Peak Spirit	104,600	2011	Spot	—	—
Tarbet Spirit	107,500	2009	Time charter	$49,750	May 2025
Whistler Spirit	109,000	2010	Spot	—	—
Yamato Spirit	107,600	2008	Spot	—	—
Total Capacity	868,500

The following table provides additional information about our owned LR2 product tankers as of March 1, 2025, all of which are Bahamian-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Galway Spirit (1)	105,200	2007	Spot	—	—
Hovden Spirit	105,300	2012	Spot	—	—
Leyte Spirit	109,700	2011	Spot	—	—
Limerick Spirit	105,200	2007	Spot	—	—
Luzon Spirit	109,600	2011	Spot	—	—
Sebarok Spirit	109,600	2011	Spot	—	—
Seletar Spirit	109,000	2010	Spot	—	—
Trysil Spirit	105,300	2012	Spot	—	—
Total Capacity	858,900
(1)In March 2025, we entered into an agreement to sell the Galway Spirit, which is expected to be delivered to its purchaser during the first quarter of 2025.

The following table provides additional information about our VLCC oil tanker as of March 1, 2025, which is Hong Kong-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hong Kong Spirit (1)	319,000	2013	Spot	—	—
(1)The VLCC vessel, Hong Kong Spirit, is owned through a 50/50 joint venture and is employed in a spot market pool managed by a third party.

Please read "Note 9 - Long-Term Debt" included in "Item 18 – Financial Statements" included in this Annual Report for information with respect to major encumbrances against our vessels.

Business Strategies
Our primary business strategies include the following:

•Expand our fleet through accretive acquisitions. Since our initial public offering, we have purchased 21 tankers from Teekay Corporation, acquired 18 tankers resulting from the merger with TIL, purchased 18 tankers from third parties and purchased two tankers from Altera Infrastructure L.P. (formerly known as Teekay Offshore Partners L.P.). In the future, we anticipate acquiring vessels through acquisitions of tankers or businesses from third parties, by securing additional in-chartered vessels and by ordering newbuildings.
•Tactically manage our mix of spot, fixed-rate and full service lightering contracts. We employ a chartering strategy that seeks to capture upside opportunities in the spot market while using fixed-rate contracts to reduce downside risks. We believe that our experience operating through cycles in the tanker spot market will assist us in employing this strategy to optimize operating results.
•Provide superior customer service by maintaining high reliability, safety, environmental and quality standards. We believe that our customers, including energy companies, oil traders and governments, seek partners who specialize in transportation and marine services and have a reputation for high reliability, safety, environmental and quality standards. We leverage our reputation and operational expertise to further expand these relationships with the consistent delivery of superior customer service.
Our Chartering Strategy and Participation in the Vessel Revenue Sharing Agreements
Chartering Strategy. We operate our vessels in the spot market, under time-charter contracts of varying lengths and under FSL contracts, in an effort to maximize cash flow from our vessels based on our outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2024, a total of 40 of our owned vessels, one vessel owned through a 50/50 joint venture and five time chartered-in vessels operated in the spot market through employment on spot voyage charters. Our mix of vessels trading in the spot market, providing lightering services in the U.S. Gulf (or USG), or subject to fixed-rate time charters will change from time to time. We also may seek to increase or decrease our exposure to the freight market through the use of forward freight agreements or other financial instruments.

Voyage Charters. Tankers operating in the spot market typically are chartered for a single voyage, which may last up to several weeks. Spot market revenues may generate increased profit margins during times when tanker rates are increasing, while tankers operating under fixed-rate time charters generally provide more predictable cash flows without exposure to the variable expenses such as port charges and bunker fuel. Under a typical voyage charter in the spot market, the shipowner is paid on the basis of moving cargo from a loading port to a discharge port. The shipowner is responsible for paying both vessel operating costs and voyage expenses, and the charterer is responsible for any delay at the loading or discharging ports. Voyage expenses are all expenses attributable to a particular voyage, including any bunker fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions. Vessel operating expenses are incurred regardless of particular voyage details and include crewing, repairs and maintenance, insurance, stores, lube oils and communication expenses. When the vessel is “off-hire,” or not available for service, the vessel is unavailable to complete new voyage charters until the off hire is finalized and the vessel again becomes available for service. Under a voyage charter, the shipowner is generally required, among other things, to keep the vessel seaworthy, to crew and maintain the vessel and to comply with applicable regulations.

Time Charters. A time charter is a contract for the use of a vessel for a fixed period of time at a specified daily rate. A customer generally selects a time charter if it wants a dedicated vessel for a period of time, and the customer is commercially responsible for the use of the vessel. Under a typical time charter, the shipowner provides crewing and other services related to the vessel’s operation, the cost of which is included in the daily rate, while the customer is responsible for substantially all of the voyage expenses. When the vessel is "off-hire", or not available for service, the customer generally is not required to pay the hire rate, and the shipowner is responsible for all costs, including the cost of bunker fuel, unless the customer is responsible for the circumstances giving rise to the lack of availability. A vessel generally will be deemed to be off-hire if there is an occurrence preventing the full working of the vessel. “Hire rate” refers to the basic payment from the charterer for the use of the vessel. Under our time charters, hire is payable monthly in advance in U.S. Dollars. Hire payments may be reduced, or under some time charters the shipowner must pay liquidated damages, if the vessel does not perform to certain of its specifications, such as if the amount of fuel consumed to power the vessel under normal circumstances exceeds a guaranteed amount.
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
Revenue Sharing Agreements

We and certain third-party vessel owners have entered into RSAs. As of December 31, 2024, 25 owned and chartered-in Suezmax tankers and 20 owned and chartered-in Aframax / LR2 tankers in our fleet, as well as three vessels not in our fleet owned by third parties, were subject to RSAs. The vessels subject to the RSAs are employed and operated in the spot market or pursuant to time charters of less than one year.

The RSAs are designed to spread the costs and risks associated with operation of vessels and to share the net revenues earned by all of the vessels in the RSA, based on the actual earning days each vessel is available and the relative performance capabilities, including speed and bunker fuel consumption of each vessel. The calculation of performance capabilities of each vessel is adjusted on standard intervals based on current data. Our share of the net revenues includes additional amounts, consisting of a per vessel per day fee and a percentage of the gross revenues related to the vessels not in our fleet owned by third-parties, based on our responsibilities in employing the vessels subject to the RSAs on voyage charters or time charters.

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

Seaborne transportation of crude oil and refined petroleum products is provided both by major energy companies (private as well as state-owned) and by independent ship owners. The desire of many major energy companies to outsource all or a portion of their shipping requirements has caused the number of oil tankers owned by energy companies to decrease in the last 20 years. As a result of this trend, independent tanker companies now own or control a large majority of the international tanker fleet.

As of December 31, 2024, we remain one of three active STS lightering businesses in the USG. We are one of the two providers in this group that provides a complete full service STS offering, which includes the availability of Aframax tonnage to provide shipment between shore and offshore. The USG lightering trade has a foundation of demand due to traditional imports into the U.S. to serve USG Coast refinery demand. Although imports of crude oil into the U.S. have declined as a result of rising domestic crude oil production since 2018, we believe that the current demand for import lightering has stabilized and is consistent with the dependency which U.S. refiners have on foreign oil that is most economically transported on larger VLCC and Suezmax vessels into the USG.

Export-related crude accounted for around 70% of total USG lightering operations in 2024. We expect that the U.S. will continue crude production and exports, which provides a foundation of lightering demand for loading to VLCCs intended for export to Asia and, to a lesser degree, Europe. Although the ports of Houston and Corpus Christi, Texas are now able to accommodate a VLCC at berthside for direct loading, draft restrictions will still require offshore top off STS loading for those vessels to lift their full capacity. Overall port congestion at these locations will create an opportunity for the offshore lightering industry to absorb incremental U.S. crude output which the current deep berths are not able to accommodate efficiently.

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

Oil has been one of the world’s primary energy sources for decades. According to the International Energy Agency (or IEA), global oil consumption decreased substantially in 2020 as a result of demand destruction caused by the COVID-19 pandemic. However, oil demand has recovered substantially since 2021 and by 2024 global oil demand had risen back above pre-COVID-19 levels. According to the IEA, global oil demand is expected to increase further in 2025.
The distance over which crude oil or refined petroleum products are transported is determined by seaborne trading and distribution patterns, which are principally influenced by the relative advantages of the various sources of production and locations of consumption. Seaborne trading patterns are also periodically influenced by geopolitical events, such as wars, hostilities and trade embargoes that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances. Historically, the level of oil exports from the Middle East has had a strong effect on the crude tanker market due to the relatively long distance between this supply source and typical discharge points. Over the past few years, the growing economies of China and India have increased and diversified their oil imports, resulting in an overall increase in transportation distance for crude tankers. Major consumers in Asia have increased their crude import volumes from longer-haul producers, such as those in the Atlantic Basin. The Russia-Ukraine war has also increased transportation distance for tankers.

The limited growth in refinery capacity in developed nations, the largest consumers of oil in recent years, and increasing refinery capacity in the Middle East and parts of Asia where capacity surplus supports exports, have also altered traditional trading patterns and contributed to the overall increase in transportation distance for both crude tankers and product tankers.

Oil Tanker Supply. New Aframax, Suezmax and LR2 tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. As of December 31, 2024, the world Aframax crude tanker fleet consisted of 700 vessels, with an additional 48 Aframax crude oil tanker newbuildings on order for delivery through 2028; the world Suezmax crude tanker fleet consisted of 668 vessels, with an additional 106 Suezmax crude oil tanker newbuildings on order for delivery through 2028; and the world LR2 product tanker fleet consisted of 456 vessels, with an additional 180 LR2 product tanker newbuildings on order through 2028. As of December 31, 2024, the average age of the global tanker fleet was 13.7 years, which is the highest since 2002. Currently, delivery of a vessel typically occurs within two to three years of ordering.

The supply of oil tankers is primarily a function of new vessel deliveries, vessel scrapping and the conversion or loss of tonnage. The level of newbuilding orders is primarily a function of newbuilding prices in relation to current and prospective charter market conditions. Other factors that affect tanker supply are the availability of financing and shipyard capacity. The level of vessel scrapping activity is primarily a function of scrapping prices in relation to current and prospective charter market conditions and operating, repair and survey costs. Industry regulations also affect scrapping levels. Please read “Regulations” below. Demand for dry bulk vessels and floating storage off-take units, to which tankers can be converted, strongly affects the number of tanker conversions.

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

Marine Services

Teekay has been operating in Australia for over 25 years, and we are one of the largest employers of Australian seafarers. We leverage our reputation and operational expertise to further expand our operations in Australia with the consistent delivery of superior customer service. As part of our Australian operations, we provide marine services to the Commonwealth of Australia, energy companies and other third parties. Our marine services business in Australia provides operations, supply, maintenance and engineering support and crewing and training services, primarily under long-term contracts with the Commonwealth of Australia, for 11 Australian government-owned vessels. In addition, we provide crewing services for an FPSO unit in Western Australia and bareboat charter-in a bunker tanker which is time chartered-out to a third party at a rate that is equal to the bareboat cost plus an operational element.
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

We believe in continuous improvement, which has seen our safety and environmental culture develop over a significant time period. Health, Safety and Environmental Program milestones include the roll-out of the Environmental Leadership Program (2005), Safety in Action (2007), Quality Assurance and Training Officer Program (2008), Operational Leadership-The Journey (2010), Significant Incident Potential (2015), Navigation Handbook (2016), Risk Tool Handbook (2017), Safety Management System upgrade (2018), Fleet Training Officer (or FTO) Program (2021) and Cargo Procedures handbook (2022). Electronic record keeping for the IMO's International Convention for the Prevention of Pollution from Ships (MARPOL) logs was trialed on board in 2023 and effective January 1, 2024, all vessels are using electronic record keeping for MARPOL logs.

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

We, through our subsidiaries, provide technical management services for our owned vessels. We have obtained through Det Norske Veritas (or DNV), the Norwegian classification society, approval of our safety management system as being in compliance with the International Safety Management Code (or ISM Code), and this system has been implemented for all of our vessels. As part of our ISM Code compliance, all of the vessels’ safety management certificates are maintained through ongoing internal audits performed by certified internal auditors and intermediate audits performed by DNV.

In addition to the mandatory internal audits conducted by the FTOs on vessels, an internal review is conducted by our Health, Safety, Environment and Quality (or HSEQ) team before customer audits (Tanker Management Self-Assessment inspections) to ensure that all ship management functions are strictly adhered to.

We conduct Safety Management courses for senior officers and Onboard Safety Officer courses for safety officers three times a year. Additionally, Safety Orientation Seminars are conducted every month for the ratings in Manila and Mumbai to emphasize key messages about safety. A dedicated session is carried out for petty officers once every two months to emphasize the importance of their role in driving safety onboard.

Depending on existing HSEQ trends, various campaigns are run to address the shortcomings that are identified.

We have access, through our subsidiaries, to expertise in various functions critical to our operations and to human resources, financial and other administrative functions. Critical ship management functions include:

•vessel maintenance (including repairs and dry docking) and certification;
•crewing by competent seafarers;
•procurement of stores, bunkers and spare parts;
•shipyard supervision;
•insurance;
•management of emergencies and incidents; and
•financial management services.

These functions are supported by onboard and onshore systems for maintenance, inventory, purchasing and budget management.

We operate our vessels under a comprehensive and integrated Safety Management System that complies with the ISM Code, the International Standards Organization’s (or ISO) 9001 for Quality Assurance, ISO 14001 for Environment Management Systems, and ISO 45001:2018 Occupational Health and Safety Management System and the Maritime Labour Convention 2006 that became enforceable on August 20, 2013. The management system is certified by DNV. It has also been separately approved by the Australian flag administration. Although certification is valid for five years, compliance with the above-mentioned standards is confirmed yearly by a rigorous auditing procedure that includes both internal audits as well as external verification audits by DNV and certain flag states.

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

Risk of Loss, Insurance and Risk Management
The operation of any ocean-going vessel or facility and the performance of ship-to-ship transfer operations carries an inherent risk of catastrophic marine disasters, death or injury of persons and property losses caused by adverse weather conditions, mechanical failures, human error, war, terrorism, piracy and other circumstances or events. In addition, the transportation and transfer or lightering of crude oil and petroleum products is subject to the risk of spills and to business interruptions due to political circumstances in foreign countries, hostilities, labor strikes, sanctions and boycotts, whether relating to us or any of our joint venture partners, suppliers or customers. The occurrence of any of these events may result in loss of revenues or increased costs.

We carry hull and machinery (marine and war risks) and protection and indemnity insurance coverage, and other liability insurance, to protect against most of the accident-related risks involved in the conduct of our business. Hull and machinery insurance covers loss of or damage to a vessel due to marine perils such as collision, grounding and weather. Protection and indemnity insurance indemnifies us against other liabilities incurred while operating vessels, including injury to our crew or third parties, cargo loss and pollution. The current maximum amount of our coverage for pollution is $1 billion per vessel per incident. We also carry insurance policies covering war risks (including piracy and terrorism) and cyber risks impacting the fleet; however, state-sponsored cyber attacks may be excluded from coverage. None of our vessels are insured against loss of revenues resulting from vessel off-hire time, based on the cost of this insurance compared to our off-hire experience.

We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution. In addition, after two to three years of increasing costs, we believe the cost of protection and indemnity insurance and the underlying reinsurance is generally stabilizing and expect that will continue through 2025, although some insurers continue to implement increased pricing.

In our operations, we use our thorough risk management program that includes, among other things, risk analysis tools, maintenance and assessment programs, a seafarer competence training program, seafarer workshops and membership in emergency response organizations.

Our management system has achieved certification under the standards reflected in ISO 9001 for quality assurance, ISO 14001 for environment management systems, ISO 45001:2018, and the IMO’s International Management Code for the Safe Operation of Ships and Pollution Prevention on a fully integrated basis.

Operations Outside of the United States
Because our operations are primarily conducted outside of the United States, we are affected by currency fluctuations, to the extent we do not contract in U.S. dollars, and by changing economic, political and governmental conditions in the countries where we engage in business or where our vessels are registered. Past political conflicts in those regions, particularly in the Arabian Gulf, have included attacks on tankers, mining of waterways and other efforts to disrupt shipping in the area. Vessels trading in certain regions have also been subject to acts of piracy. In addition to tankers, targets of terrorist attacks could include oil pipelines, and offshore oil fields. The escalation of existing or the outbreak of future hostilities or other political instability in regions where we operate could affect our trade patterns, increase insurance costs, increase tanker operational costs and otherwise adversely affect our operations and performance. In addition, tariffs, trade embargoes, and other economic sanctions by the United States or other countries against countries in the Indo-Pacific Basin, Russia or elsewhere as a result of terrorist attacks, Russia's invasion of Ukraine or other actions, or as a result of increasingly protectionist trade policies, may limit trading activities with those countries, which could also adversely affect our operations and performance.

Customers
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. No customer accounted for over 10% of our consolidated revenues from continuing operations during 2024, 2023 or 2022. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.
Flag, Classification, Audits and Inspections
Our vessels are registered with reputable flag states, and the hull and machinery of all of our vessels have been “classed” by one of the major classification societies and members of the International Association of Classification Societies Ltd. (or IACS): DNV, Lloyd’s Register of Shipping, the American Bureau of Shipping, or Bureau Veritas.

The applicable classification society certifies that the vessel’s design and build conform to the applicable class rules and meet the requirements of the applicable rules and regulations of the country of registry of the vessel and the international conventions to which that country is a signatory. The classification society also verifies throughout the vessel’s life that it continues to be maintained in accordance with those rules. To validate this, the vessels are surveyed by the classification society in accordance with the classification society rules, which in the case of our vessels follows a comprehensive five-year special survey cycle, renewed every fifth year. During each five-year period, the vessel undergoes annual and intermediate surveys, the scrutiny and intensity of which is primarily dictated by the age of the vessel.

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

We follow a comprehensive inspection scheme supported by our sea staff, shore-based operational and technical specialists, and members of our FTO program. We typically carry out regular inspections, which help us to ensure that:

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

We believe that the heightened environmental and quality concerns of insurance underwriters, regulators and charterers will generally lead to greater scrutiny, inspection and safety requirements on all vessels in the oil tanker market and will accelerate the scrapping or phasing out of older vessels throughout the market.

Overall, we believe that our well-maintained and high-quality vessels provide us with a competitive advantage in the current environment of increasing regulation and customer emphasis on quality of service.
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

IMO regulations also include the International Convention for Safety of Life at Sea (or SOLAS), including amendments to SOLAS implementing the International Ship and Port Facility Security Code (or ISPS), the ISM Code, and the International Convention on Load Lines of 1966. SOLAS provides rules for the construction of, and the equipment required for, commercial vessels and includes regulations for their safe operation. Flag states which have ratified the convention and the treaty generally employ the classification societies, which have incorporated SOLAS requirements into their class rules, to undertake surveys to confirm compliance.

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

Annex VI to the IMO's International Convention for the Prevention of Pollution from Ships (or MARPOL) (or Annex VI) sets limits on sulfur oxide (or SOx) and nitrogen oxide (or NOx) emissions from ship exhausts, regulates emissions from ship exhausts, regulates emissions of volatile compounds from cargo tanks, and prohibits emissions of ozone depleting substances and the incineration of specific substances. Annex VI also includes a world-wide cap on the sulfur content of fuel oil and allows for special “emission control areas” (or ECAs) to be established with more stringent controls on sulfur emissions.

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

As of January 1, 2020, Annex VI imposed a global limit for sulfur in fuel oil used on board ships of 0.50% m/m (mass by mass), regardless of whether a ship is operating outside a designated ECA. To comply with this new standard, ships must utilize different fuels containing low or zero sulfur (e.g. LNG, low sulfur heavy fuel oil (or LSHFO), low sulfur marine gas oil (or LSMGO), biofuels or other compliant fuels), or utilize exhaust gas cleaning systems, known as “scrubbers”. Amendments to the information to be included in bunker delivery notes relating to the supply of marine fuel oil to ships fitted with alternative mechanisms to address sulfur emission requirements (e.g. scrubbers) became effective January 1, 2019.

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

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that make the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessel's Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data. This has been verified as compliant on all of our ships for calendar years 2019 through 2023. A Confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept onboard. The data collected for 2024 has been submitted to authorized verifiers for confirmation and this process is expected to be completed by the end of June 2025.

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

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. Vessels were required to meet the discharge standard D-2 by installing an approved BWTS by September 8, 2024. Our fleet complies with the convention. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type approved BWTS which is compliant with USCG regulations.

Cyber-related risks are operational risks that are appropriately assessed and managed as per the safety management requirements of the ISM Code. Cyber risks were required to be appropriately addressed in our safety management system no later than the first annual verification of our Document of Compliance after January 1, 2021. The most recent annual verification audit of our Document of Compliance was completed on April 5, 2024 and confirmed that cyber risks are appropriately addressed in accordance with ISM standards in the Company's safety management system.

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

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU monitoring, reporting and verification (or MRV) regulations. These regulations came into force on July 1, 2015 and aim to reduce greenhouse gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their carbon dioxide (or CO2) emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Teekay Corporation signed an agreement with DNV for monitoring, verification and reporting as required by this regulation. Emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS Database. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed onboard. The data for 2024 has been submitted and is currently under verification by DNV, our authorized verifier. The review is expected to be completed by end of April 2025 for all of our vessels. In addition to the EU-MRV data, from January 1, 2022, we have also started submitting data for UK-MRV which is a requirement for all vessels calling UK ports and waters.

Currently, ships above 5,000 gross tonnage transporting cargo or passengers for commercial use are required to submit a MRV report to the authorities. Under the new EU ETS scope for shipping, they will also be required to surrender EU allowances for their 2024 CO2 emissions by September 2025. From 2025, the MRV will also include offshore vessels and cargo ships between 400 gross tonnage and 5,000 gross tonnage. However, a review is to be done by the Commission in 2026 to evaluate the need to include these vessels in the EU ETS by 2027.
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
Apart from the EU ETS, the EU also introduced the FuelEU Maritime regulation (or FuelEU) to reduce greenhouse gas emissions (CO2, CH4 and N2O). The regulation was adopted in 2023 and applies from January 1, 2025 to ships over 5,000 gross tonnage which use EEA (EU plus Norway and Iceland) ports. To incentivize the use of renewable and low carbon fuels, FuelEU will impose limits on the greenhouse gas intensity of fuels used onboard and require certain ship types to have zero-emissions at berth from 2030, with stringent financial penalties for non-compliance.

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

The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged newbuildings were required to have onboard a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance by December 31, 2018, existing EU-flagged vessels and non-EU-flagged vessels calling at EU ports were required to have onboard a verified IHM with a Statement of Compliance by December 31, 2020. We contracted with a class-approved hazardous materials company, Poly NDT Pte Ltd., to assist in the preparation of an Inventory of Hazardous Materials and with obtaining Statements of Compliance for our vessels. All our vessels were in compliance with IHM regulations as of December 31, 2024. The EU Commission adopted a European list of approved ship recycling facilities, as well as four further decisions dealing with certification and other administrative requirements set out in the regulation. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (or Hong Kong Convention). The Hong Kong Convention is scheduled to enter into force on June 26, 2025.

United States
The U.S. has enacted an extensive regulatory and liability regime for the protection and clean up of the environment from oil spills, including discharges of oil cargoes, bunker fuels or lubricants, primarily through OPA 90 and the Comprehensive Environmental Response, Compensation and Liability Act (or CERCLA). OPA 90 affects all owners, operators, and bareboat charterers whose vessels trade to the U.S. or its territories or possessions or whose vessels operate in U.S. waters, which include the U.S. territorial sea and the 200-mile exclusive economic zone around the U.S. CERCLA applies to the discharge of “hazardous substances” rather than “oil” and imposes strict joint and several liability upon the owners, operators, or bareboat charterers of vessels for cleanup costs and damages arising from discharges of hazardous substances. We believe that petroleum products should not be considered hazardous substances under CERCLA, but additives to oil or lubricants used on vessels might fall within its scope.

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

OPA 90 also requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The USCG has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty, or an alternative method subject to approval by the USCG. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the U.S. against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the USCG regulations by using self-insurance for certain vessels and obtaining financial guaranties from a third party for the remaining vessels. If other vessels in our fleet trade into the U.S. in the future, we expect to obtain guaranties from third-party insurers.

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

Owners or operators of vessels, including tankers operating in U.S. waters, are required to file vessel response plans with the USCG, and their tankers are required to operate in compliance with USCG approved plans. Such response plans must, among other things:

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

On December 4, 2018, the Vessel Incidental Discharge Act (or VIDA) came into effect under the Clean Water Act. The VIDA restructures the way the EPA and the USCG regulate discharges incidental to the normal operation of a vessel when operating as a means of transportation. In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology-based. Two years after the EPA publishes the final Vessel Incidental Discharge National Standards of Performance, the USCG is required to develop corresponding implementation, compliance, and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation, and use of devices necessary to achieve the EPA standards. Vessels that are constructed after December 1, 2013, are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the VGP gets reissued, however, under the provisions of the 2013 VGP, all management, inspection, monitoring, and reporting requirements remain in effect for vessels operating in U.S. waters until the USCG and EPA finalizes new regulations in accordance with the VIDA to replace the 2013 VGP. Final rules are not expected for another two to three years.

On October 9, 2024, the EPA’s Final Rule – Vessel Incidental Discharge National Standards of Performance – was published in the Federal Register. The rule is intended to reduce the environmental impact of discharges, such as ballast water, that are incidental to the normal operation of commercial vessels. This rule streamlines the current patchwork of federal, state, and local requirements that apply to the commercial vessel community and better protects U.S. waters.

Various states in the United States, including California, have implemented additional regulations relating to the environment and operation of vessels. The California Biofouling Management Plan requires vessels to have a Biofouling Management Plan and maintain a Biofouling Record Book. In addition, it requires mandatory biofouling management of the vessel’s wetted surfaces and mandatory biofouling management for vessels that undergo an extended residency period (e.g., remain in the same location for 45 or more days). Finally, it also requires the mandatory submission of a Marine Invasive Species Program Annual Vessel Reporting Form (MISP-AVRF) by the vessel at least 24 hours in advance of the first arrival of each calendar year at a California port. The regulation applied to new vessels delivered after January 1, 2018, and existing vessels after the first regularly scheduled dry dock after January 1, 2018.

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

Republic of Korea
The Korean Ministry of Oceans and Fisheries announced an air quality control program that defines selected South Korean ports and areas as ECAs. The ECAs cover Korea’s five major port areas: Incheon, Pyeongtaek & Dangjin, Yeosu & Gwangyang, Busan and Ulsan. From September 1, 2020, ships at berth or at anchor in the Korean ECAs must burn fuel with a maximum sulfur content of 0.10%. Ships must switch to compliant fuel within one hour of mooring/anchoring and burn compliant fuel until not more than one hour before departure. From January 1, 2022, the requirements have been expanded, and the 0.10% sulfur limit will apply at all times while operating within the ECAs.

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

In the U.S., the EPA issued an “endangerment finding” regarding GHGs under the Clean Air Act. While this finding in itself does not impose any requirements on our industry, it authorizes the EPA to regulate GHG emissions directly through a rule-making process. In addition, climate change initiatives are being considered in the U.S. Congress and by individual states. Any passage of new climate control legislation or other regulatory initiatives by the IMO, EU, the U.S. or other countries or states where we operate that restrict emissions of GHGs could have a significant financial and operational impact on our business that we cannot predict with certainty at this time.

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
Vessel Security
The ISPS was adopted by the IMO in December 2002 in the wake of heightened concern over worldwide terrorism and became effective on July 1, 2004. The objective of ISPS is to enhance maritime security by detecting security threats to ships and ports and by requiring the development of security plans and other measures designed to prevent such threats. Each of the existing vessels in our fleet currently complies with the requirements of ISPS and the Maritime Transportation Security Act of 2002 (U.S.-specific requirements). Procedures are in place to inform the Maritime Security Council Horn of Africa whenever our vessels are transiting through the Indian Ocean Region or the Maritime Domain Awareness for Trade - Gulf of Guinea when calling at ports in the West Coast of Africa. In order to mitigate the security risk, security arrangements are made which include boarding armed security teams (when vessels transit through the Indian Ocean keeping a safe distance from Somalia) or arranging for security escort vessels (with 6-8 Nigerian Navy armed guards) from a distance of 195 nautical miles for all Nigerian port calls. In addition, our vessels are also escorted through the Nigerian Exclusive Economic Zone (or EEZ) for calling at some ports of Cameroon and Equatorial Guinea, which are close to the Nigerian EEZ. Our vessels comply with the recommendations of Best Management Practices for West Africa.
C.Organizational Structure
As of March 1, 2025, Teekay Corporation Ltd. (NYSE: TK), through its 100%-owned subsidiaries, Teekay Holdings Limited and Teekay Finance Limited, had a 31.0% economic interest and a 55.1% voting interest in us through its ownership of approximately 6.0 million Class A common shares and 4.6 million Class B common shares.

Our Class A common shares entitle the holders thereof to one vote per share and our Class B common shares entitle the holders thereof to five votes per share, subject to a 49% aggregate Class B common share voting power maximum. Teekay Corporation Ltd. currently holds a majority of the voting power of our common shares, and as such, we are controlled by Teekay Corporation Ltd.

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2024.
D.Property, Plant and Equipment
Other than our vessels and related equipment, we do not have any material property.

Please see “Item 4. Information on the Company – B. Business Overview – Our Fleet” for a description of our vessels and “Item 18. Financial Statements: Note 9 – Long-Term Debt" for information about major encumbrances against our vessels.
E.Taxation of the Company
Bermuda Taxation

Following rounds of consultation with the public and industry stakeholders in August, October and November 2023, the Bermuda government enacted the Bermuda Corporate Income Tax Act 2023 (or Bermuda CIT Act) on December 27, 2023. This legislation became fully operative on January 1, 2025.

Subject to certain exceptions, Bermuda entities that are part of a multinational group will be in scope of the provisions of the Bermuda CIT Act if, with respect to a fiscal year, such group has annual revenue of €750 million (equivalent) or more in the consolidated financial statements of the ultimate parent entity for at least two of the four fiscal years immediately prior to such fiscal year (a Bermuda Constituent Entity Group).
Where Bermuda corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable to a Bermuda Constituent Entity Group for a fiscal year shall be 15% of the net taxable income of the Bermuda Constituent Entity Group, less tax credits applicable under the Bermuda CIT Act (foreign tax credits) or as prescribed by regulation by the Bermuda Minister of Finance (qualified refundable tax credits).

The Bermuda government is expected to develop rules relating to qualified refundable tax credits, to be incorporated into the new corporate income tax regime to provide incentives for investment by international companies. The Minister of Finance has stated that investments could be encouraged in areas such as infrastructure, education, healthcare, innovation and housing. As Bermuda continues to participate in the global minimum tax initiative, it is expected to closely track the manner in which this is implemented around the world.

As a result of the redomiciliation of Teekay Tankers to Bermuda on October 1, 2024, the provisions of the Bermuda CIT Act apply from January 1, 2025 to the Teekay Tankers Bermuda Constituent Entity Group on the assessment of income, profits, withholding, capital gains or capital transfers, which may result in a tax being payable, depending on the nature of such income, profits or gains. Under current Bermuda tax law (including the Bermuda CIT Act), there are no withholding taxes payable in Bermuda on dividends distributed by us to our shareholders.

Distributions we receive from our wholly-owned subsidiaries are not subject to any Bermuda tax. There is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax or estate duty or inheritance tax payable by nonresidents of Bermuda in respect of capital gains realized on a disposition of our shares or in respect of distributions they receive from us with respect to our shares.

All entities employing individuals in Bermuda are required to pay a payroll tax and there are other sundry taxes payable, directly or indirectly, to the Bermuda government. We pay annual government fees to the Bermuda government. Bermuda currently has no tax treaties in place with other countries in relation to double-taxation or for the withholding of tax for foreign tax authorities.

As of the date of this Annual Report, based on the current laws of Bermuda, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our shares where the shareholders are not citizens of and do not reside in, maintain offices in or engage in business in Bermuda.
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
Taxation of Operating Income. A significant portion of our gross income will be attributable to the transportation of crude oil and related products. For this purpose, gross income attributable to transportation (or Transportation Income) includes income derived from, or in connection with, the use (or hiring or leasing for use) of a vessel to transport cargo, or the performance of services directly related to the use of any vessel to transport cargo, and thus includes income from time charters, contracts of affreightment, bareboat charters and voyage charters.
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
We are organized under the laws of Bermuda. The U.S. Treasury Department has recognized Bermuda as a jurisdiction that grants an Equivalent Exemption. We also believe that we will be able to satisfy the Substantiation Requirements necessary to qualify for the Section 883 Exemption. Consequently, our U.S. Source International Transportation Gross Income (including for this purpose, our share of any such income earned by our subsidiaries that have properly elected to be treated as partnerships or disregarded as entities separate from us for U.S. federal income tax purposes) will be exempt from U.S. federal income taxation provided we satisfy one of the Ownership Tests. We believe that we should satisfy one of the Ownership Tests because our shares are primarily and regularly traded on an established securities market in the U.S. within the meaning of Section 883 of the Code and the Section 883 Regulations. We can give no assurance, however, that changes in the ownership of our shares subsequent to the date of this Annual Report will permit us to continue to qualify for the Section 883 exemption.
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
Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (which statutory rate as of the end of 2024 was 21%), and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.
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
The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Gross Income, without benefit of deductions. For 2024, we estimate that if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Gross Income would have been approximately $13.1 million. If the Section 883 Exemption does not apply, the amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the U.S. in such year, however, which is not within our complete control.
Marshall Islands Taxation
Because our controlled affiliates do not, and assuming that they will not, conduct business, operations, or transactions in the Marshall Islands, our controlled affiliates will not be subject to taxation under the current laws of the Marshall Islands, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance regulations or with requests made by the Marshall Islands Registrar of Corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by our controlled affiliates to us are not subject to Marshall Islands taxation.
Other Taxation
We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue to be available as tax laws in those jurisdictions may change or we or our subsidiaries may enter into new business transactions relating to such jurisdictions, which could affect our or our subsidiaries' tax liability. Please read "Item 18 – Financial Statements: Note 18 – Income Tax Expense".

Item 4A. Unresolved Staff Comments
None.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
General
We were formed in October 2007 by Teekay Corporation Ltd. (NYSE: TK) (or Teekay) and we completed our initial public offering in December 2007. Our business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and full service lightering (or FSL) contracts to reduce potential downside risks. Our mix of vessels trading in the spot market, or subject to fixed-rate time charters will change from time to time. In addition to our core business, we also provide operational and maintenance marine services and ship-to-ship (or STS) support services, along with our tanker commercial management and technical management operations. We believe this improves our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these operational areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control.

On October 1, 2024, Teekay Tankers transferred its legal domicile by changing its jurisdiction of incorporation from the Republic of the Marshall Islands to Bermuda. Following the redomiciliation, Teekay Tankers is registered with the Bermuda Registrar of Companies as an exempted company.

On December 31, 2024, we acquired the Acquired Operations, including the transfer to us of Teekay's supplemental retirement defined contribution plan liability, which relates to the management service companies included in the Acquired Operations. Under the acquired Australian operations, we provide operational and maintenance marine services to the Australian government, Australian energy companies and other third parties.

Teekay holds a majority of the voting power of our common shares, which includes Class A common shares and Class B common shares.
Significant Developments in 2024 and Early 2025
Senior Management Team Changes

In August 2024, we made changes to our senior management team, including the appointments of Kenneth Hvid as President and Chief Executive Officer (CEO), Brody Speers as Chief Financial Officer (CFO), and Mikkel Seidelin as Chief Commercial Officer. Messrs. Hvid and Speers also serve as Teekay’s President and CEO and CFO, respectively.
Board of Directors Changes
Effective December 31, 2024, the following changes were made to our Board of Directors (or Board): directors Richard du Moulin and Sai Chu retired from the Board, and Alan Semple and Poul Karlshoej were appointed to fill the resulting vacancies; Mr. Semple was appointed as the Chair of the Audit Committee; the size of our Board was increased from five to seven members, and the Board appointed Heidi Locke Simon and Rudolph Krediet to fill the newly created positions; and Kenneth Hvid, who remains as a director, stepped down from his role as Chair of our Board, and Heidi Locke Simon was appointed to such position.
Vessel Sales

During the fourth quarter of 2023, we agreed to sell one Aframax / LR2 tanker for $23.5 million, which resulted in a gain on sale of $11.6 million during the year ended December 31, 2024. The tanker, which was classified as held for sale as at December 31, 2023, was delivered to its purchaser in February 2024.

In May 2024, we agreed to sell one Suezmax tanker and one Aframax / LR2 tanker for a combined sales price of $64.8 million, which resulted in an aggregate gain on sale of $27.9 million during the year ended December 31, 2024. The Suezmax tanker and Aframax / LR2 tanker were delivered to their purchaser in October 2024 and December 2024, respectively.
In January 2025, we entered into agreements to sell one Aframax / LR2 tanker and two Suezmax tankers for a combined sales price of $95.5 million. The Aframax / LR2 tanker and one Suezmax tanker were delivered to their purchasers in February 2025, and the remaining Suezmax tanker is expected to be delivered to its purchaser during March 2025.
In March 2025, we entered into agreements to sell one Aframax / LR2 tanker and one Suezmax tanker for a combined sales price of $59.0 million. The Aframax / LR2 tanker is expected to be delivered to its purchaser during March 2025, and the Suezmax tanker is expected to be delivered to its purchaser during the second quarter of 2025.

Vessel Sale-Leaseback Repurchases

In March 2024, we completed the repurchase of eight Suezmax tankers for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements. Currently, the eight vessels are unencumbered.
Vessel Acquisitions
In July 2024, we completed the acquisition of one 2021-built Aframax / LR2 tanker for a purchase price of $70.5 million.
In February 2025, we signed an agreement to acquire one 2019-built Aframax / LR2 tanker for a purchase price of $63.0 million. The vessel is expected to be delivered to us during the second quarter of 2025.
Time Chartered-in Vessels

In May 2024, we extended one chartered-in contract for an Aframax / LR2 tanker for 12 months at a rate of $34,000 per day and secured an additional 12-month optional period at the same daily rate.

During the third and fourth quarters of 2024, three chartered-in Aframax / LR2 tankers were redelivered to their owners following the expiry of their time chartered-in contracts.
Time Chartered-out Vessel

During the second quarter of 2024, we entered into a one-year time charter-out contract for an Aframax / LR2 tanker at a rate of $49,750 per day, which commenced at the beginning of June 2024.

Bunker Tanker Bareboat and Time Charter Agreements

In September 2024, we entered into an agreement to bareboat charter-in a bunker tanker for a period of four and a half years. At the same time, we entered into an agreement to time charter-out this bunker tanker to a third party for a corresponding period at a rate that is equal to the bareboat cost plus an operational element, which is subject to certain escalations each year. The bunker tanker was delivered to us in November 2024, at which time these two agreements commenced.

Investment in Marketable Securities

In December 2024, we acquired shares in a publicly traded company which owns and manages a fleet of Medium-Range product and chemical tankers, at a cost of $21.0 million, representing a passive minority investment.

European Union Emissions Trading System (or EU ETS)
Since January 1, 2024, as part of our compliance with the EU ETS requirements, we have acquired EU allowances (or EUAs) related to greenhouse gas emissions from our vessels and those third-party vessels subject to RSAs that trade to, from, and within the EU and European Economic Area. During the year ended December 31, 2024, we acquired EUAs for a cost of $5.9 million, which were recorded as indefinite-lived intangible assets. As at December 31, 2024, these intangible assets are presented as other current assets in our consolidated balance sheet as the EUAs will be surrendered to our Union Registry account within one year from the balance sheet date, and we also recorded an accrued liability of $6.6 million in relation to our obligation under EU ETS. In addition, we recorded voyage expenses related to EU ETS of $6.7 million for the year ended December 31, 2024. Please see "Item 18 – Financial Statements: Note 1 - Summary of Significant Accounting Policies", “Item 18 – Financial Statements: Note 7 - Goodwill and Intangible Assets” and “Item 18 – Financial Statements: Note 8 – Accrued Liabilities and Other Long-Term Liabilities” of this Annual Report for information about EU ETS requirements and our obligation related to EU ETS.
Purchase of Teekay's Australian Operations and Management Service Companies
On December 31, 2024, we completed our acquisition of the Acquired Operations, which include (a) Teekay's Australian operations for a purchase price of $65.0 million plus a related working capital adjustment of $15.9 million, and (b) all of Teekay's management service companies not previously owned by us for a price of $17.3 million, which was the net working capital value of the entities being transferred to us. As part of the acquisition, Teekay transferred to us its supplemental retirement defined contribution plan liability of $6.0 million, which plan relates to the management service companies included in the Acquired Operations. This liability was deducted from the total $98.2 million purchase price for Teekay's Australian operations and Teekay's management service companies, resulting in net consideration of $92.2 million paid to Teekay. All information in this Item 5 - Operating and Financial Review and Prospects has been retroactively adjusted or recast to include the Acquired Operations on a consolidated basis for all periods presented. Please see "Item 18 – Financial Statements: Note 3 – Acquisitions of Entities under Common Control" of this Annual Report for additional information about this transaction.
Important Financial and Operational Terms and Concepts
We use a variety of financial and operational terms and concepts when analyzing our performance. These include the following:

Revenues. Revenues primarily include revenues from time charters, voyage charters, full service lightering and lightering support services. In addition, revenues include revenues from operational and maintenance marine services. Revenues related to our crude oil and product tankers are affected by hire rates and the number of days a vessel operates. Revenues are also affected by the mix of our business between time charters and voyage charters and to a lesser extent, whether our vessels are subject to an RSA. Hire rates for voyage charters are more volatile, as they are typically tied to prevailing market rates at the time of a voyage. Our charters are explained further below.

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

Net Revenues. Net revenues represent income or loss from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 - Operating and Financial Review and Prospects - Non-GAAP Finance Measures".

Vessel Operating Expenses. Under all types of charters and contracts for our vessels, except for bareboat charters, we are responsible for vessel operating expenses, which include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and ship management services. The two largest components of our vessel operating expenses are crew costs and repairs and maintenance. We expect these expenses to increase as our fleet matures and to the extent that it expands. We seek to maintain these expenses at a stable level but expect an increase in line with inflation in respect of crew, material and maintenance costs. The strengthening or weakening of the U.S. Dollar relative to foreign currencies may result in significant decreases or increases, respectively, in our vessel operating expenses, depending on the currencies in which such expenses are incurred.

Income or Loss from Operations. To assist us in evaluating our operations by segment, we analyze the income or loss from operations for each segment, which represents the income or loss we generate or incur from the segment after deducting operating expenses, but prior to interest expense, interest income, realized and unrealized gains or losses on non-designated derivative instruments, equity income or loss, other income or expenses and income taxes.

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
Our Charters
As part of our operations related to crude oil and product tankers, we generate revenues by charging customers for the transportation of their crude oil using our vessels. Historically, these services generally have been provided under the following basic types of contractual relationships:

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
Summary Financial Data
Set forth below is summary consolidated financial and other data of Teekay Tankers Ltd. and its subsidiaries for fiscal years 2024, 2023 and 2022, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, the consolidated financial statements and accompanying notes for the years ended December 31, 2024, 2023 and 2022 (which are included herein).

On December 31, 2024, we acquired from Teekay the Acquired Operations. This transaction was deemed to be a business acquisition between entities under common control. As a result, our consolidated financial statements prior to the date we acquired the Acquired Operations have been retroactively adjusted or recast to include 100% of the assets and liabilities and results of the Acquired Operations during the periods they were under common control of Teekay, which include all periods presented in this Annual Report. As such, certain figures in this Annual Report have been retroactively adjusted or recast on this basis to include the Acquired Operations. All intercorporate transactions between us and the Acquired Operations that occurred prior to the acquisition of the Acquired Operations by us have been eliminated upon consolidation.

	Year Ended December 31,
(in thousands of U.S. dollars, except share and fleet data)	2024	2023	2022
GAAP Financial Comparison:
Income Statement Data:
Revenues	1,229,336	1,473,699	1,177,956
Income from operations	380,143	546,764	263,823
Net income	403,667	519,890	235,427
Earnings per share - diluted	11.63	15.04	6.87

Balance Sheet Data (at end of year):
Cash and cash equivalents	511,888	391,464	206,926
Total vessels and equipment (1)	1,184,271	1,234,524	1,296,262
Total debt (2)	—	139,599	532,760
Total equity	1,756,550	1,550,157	1,091,817

Non-GAAP Financial Comparison: (3)
Net revenues - Tankers (4)	700,732	890,081	567,507
EBITDA	466,467	638,242	363,050
Adjusted EBITDA	420,850	623,562	348,095

Fleet Data:
Average number of tankers (5)
Suezmax	25.8	26.0	25.1
Aframax / LR2	23.7	25.6	23.8
Bunker tanker	0.2	0.0	0.0
VLCC	0.5	0.5	0.5
(1)Total vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) vessels related to finance leases, at cost less accumulated depreciation, and (c) operating lease right-of-use assets.
(2)Total debt includes short-term debt, current and long-term portion of long-term debt, and current and long-term portion of obligations related to finance leases.
(3)Net revenues, EBITDA and Adjusted EBITDA are non-GAAP financial measures. A definition and an explanation of the usefulness and purpose of this measure, as well as a reconciliation to the most directly comparable financial measure calculated and presented in accordance with GAAP are contained in the section “Non-GAAP Financial Measures” at the end of this Item 5 - Operating and Financial Review and Prospects.

(4)Relates to net revenues from Tankers which excludes net revenues from Marine Services and Other. Please see section "Tankers - Operating Results" below in this Item 5 - Operating and Financial Review and Prospects.
(5)Average number of tankers consists of the average number of vessels that were in our possession during a period, including chartered-in vessels, and the VLCC which is owned through our 50/50 High-Q Investments Ltd. (or High-Q) joint venture with Wah Kwong Maritime Transport Holdings Ltd.
Items You Should Consider When Evaluating Our Results of Operations
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•Our financial results reflect the results of the Acquired Operations acquired from Teekay for all periods the Acquired Operations were under common control. Our acquisition of the Acquired Operations represents a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interests method. Under this method of accounting, our consolidated financial statements, for periods prior to December 31, 2024, the date that the interests in the applicable businesses were actually acquired by us, are retroactively adjusted or recast to include the results of the Acquired Operations. The periods retroactively adjusted include all periods that we and the Acquired Operations were both under common control of Teekay and had begun operations, which include all periods presented in this Annual Report. All financial or operational information contained in these financial statements for the periods prior to the respective dates the interests in the businesses were actually acquired by us, and during which we and the applicable businesses were under common control of Teekay, are retroactively adjusted or recast to include the results of these Acquired Operations and are collectively referred to as the “Entities under Common Control”.

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

•The conflicts in the Middle East and Ukraine have had and may continue to have material effects on our business, results of operations or financial condition. Since December 2023, Iran-backed Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area, ostensibly in response to the Israel-Hamas war. As a result of these attacks, many shipping companies continue to suspend transit through the Red Sea, which has affected trading patterns, rates and expenses. The Houthi group in Yemen has pledged to stop attacks on shipping in the Red Sea should the ceasefire in Gaza hold. This could result in the resumption of tanker transits through the Red Sea area, which could impact seaborne trade patterns and reduce tanker tonne-mile demand. Continued escalation or expansion of hostilities in the Middle East, interventions by other groups or nations, the imposition of economic sanctions on any major oil producing nations, disruption of shipping transit in the Straits of Hormuz or other significant trade routes, such as the Red Sea, or similar outcomes could adversely affect the tanker industry, demand for our services, our business, results of operations, financial condition and cash flows.
The Russia-Ukraine war has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions on Russia by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates. Additional sanctions and executive orders have been implemented and authorities are actively investigating compliance with the price cap requirement placed on Russian oil exports. This could further impact the trade of crude oil and petroleum products, as well as the supply of Russian oil to the global market and the demand for, and price of, crude oil and petroleum products.
Please read “Item 3 - Key Information - Risk Factors” for additional information about risks to us and our business relating to political instability, terrorist or other attacks, war or international hostilities and the conflicts in Israel and Ukraine.

•Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit our earnings in this area of our operations. Our U.S. Gulf lightering business faces competition from alternative methods of delivering crude oil shipments to port and exports to offshore for consolidation onto larger vessels, including the Louisiana Offshore Oil Platform and deep water terminals in Corpus Christi and Houston, Texas which can partially load VLCCs. While we believe that lightering offers advantages over alternative methods of delivering crude oil to and from U.S. Gulf ports, our lightering revenues may be limited due to the availability of alternative methods.

•Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to forecast a shortfall in qualified personnel, particularly with the projected increase of dual fuel vessels. We will continue to focus on our manning and training strategies to meet future needs. In addition, factors such as client demands for enhanced training and physical equipment, pressure on commodity and raw material prices, tariffs, an increasing cost of freight, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of inflationary and other price escalations; however, increases to operational costs may occur in the future.

•The amount and timing of vessel dry dockings and major modifications can significantly affect our revenues between periods. Our vessels are normally off-hire when they are being dry docked. We had 13 vessels dry dock in 2024, compared to seven vessels in 2023 and nine vessels in 2022. We also had three vessels off-hire during 2022 while completing BWTS installations. The total number of off-hire days relating to dry dockings and BWTS installations during the years ended December 31, 2024, 2023 and 2022 were 478, 304 and 561, respectively. For our current fleet, there are 11 vessels scheduled to dry dock in 2025.

•Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, advances from affiliates and advances to affiliates) are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translation fluctuations are based on the strength of the U.S. Dollar relative mainly to the Australian Dollar, Canadian Dollar, Singaporean Dollar, British Pound, Euro, Philippine Peso and Japanese Yen are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses.
Results of Operations
In accordance with GAAP, we report gross revenues in our consolidated statements of income and include voyage expenses among our operating expenses. However, ship-owners base economic decisions regarding the deployment of their vessels upon anticipated TCE rates, which represent net revenues (or income or loss from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges), which includes voyage expenses, divided by revenue days; in addition, industry analysts typically measure bulk shipping freight and hire rates in terms of TCE rates. This is because under time charter-out contracts, the customer usually pays the voyage expenses, while under voyage charters the ship-owner usually pays the voyage expenses, which typically are added to the hire rate at an approximate cost (as is also described in "Our Charters" above). Accordingly, the discussion of revenue below focuses on net revenues and TCE rates (both of which are non-GAAP financial measures) where applicable.
The results of operations that follow have been divided into (a) tankers, which consists of the operation of all of our Suezmax and Aframax / LR2 tanker as well as our 50% ownership interest in a VLCC tanker (including the operations from those of our tankers employed on full service lightering contracts), and our U.S. based ship-to-ship support service operations (including our lightering support services provided as part of full service lightering operations); and (b) marine services and other, which consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties, as well as management services provided to Teekay and third parties.
As a result of our acquisition of the Acquired Operations, our results of operations for all periods have been retroactively adjusted or recast to include 100% of the results related to marine services activities.
Year Ended December 31, 2024 versus Year Ended December 31, 2023
Summary
Our consolidated income from operations was $380.1 million for the year ended December 31, 2024, compared to $546.8 million for the year ended December 31, 2023. The primary reasons for this net decrease in income are as follows:

Consolidated Income from Operations
600
550
500
450
400
350
300
250
200
150
100
50
0
$ (Millions)
Year ended December 31, 2023
Lower average realized TCE rates
Vessel sales
Changes in operating expenses
Higher restructuring charges
Vessel in-charters
Changes in general and administrative expenses
Gain on sale of vessels
Improvement in results from Marine Services and Other
Other
Year ended December 31, 2024

•a decrease of $155.4 million as a result of lower overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers in 2024 compared to 2023;

•a decrease of $27.2 million due to the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times between the fourth quarter of 2023 and the fourth quarter of 2024;
•a decrease of $4.6 million due to an increase in operating expenses in 2024, primarily due to higher costs for maintenance and communication services, higher ship management costs, as well as higher costs for insurance and crew-related expenditures;
•a decrease of $4.0 million due to an increase in restructuring charges in 2024, related to changes made to our senior management team;
•a net decrease of $3.9 million due to the redelivery of three chartered-in tankers to their owners during the second half of 2024, partially offset by the addition of three Aframax / LR2 chartered-in tankers and one bareboat bunker tanker that were delivered to us during the first quarter of 2023 and the fourth quarter of 2024; and
•a decrease of $2.9 million due to an increase in general and administrative expenses in 2024, primarily resulting from higher expenditures related to compensation, benefits and payroll taxes, as well as higher general corporate expenditure compared to 2023;

partially offset by:
•an increase of $29.1 million due to the gain on sale of two Aframax / LR2 tankers and one Suezmax tanker in 2024 compared to the gain on sale of one Aframax / LR2 tanker in 2023; and
•an increase of $3.2 million due to improved results from our operational and maintenance marine services in Australia during 2024 compared to 2023.

Tankers - Operating Results
The following table presents the Tankers operating results for the years ended December 31, 2024 and 2023, and includes a comparison of net revenues, a non-GAAP financial measure, for those periods to income from operations, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2024	2023	% Change
Revenues	1,106,278	1,364,452	(19)%
Voyage expenses	(405,546)	(474,371)	(15)%
Net revenues	700,732	890,081	(21)%

Vessel operating expenses	(150,605)	(148,960)	1%
Charter hire expenses	(74,379)	(70,836)	5%
Depreciation and amortization	(93,582)	(97,551)	(4)%
General and administrative expenses	(48,833)	(45,936)	6%
Gain on sale and write down of assets	38,080	10,360	268%
Restructuring charges	(5,952)	(1,248)	377%
Income from operations	365,461	535,910	(32)%

Equity income	2,767	3,432	(19)%
Net Revenues. Net revenues were $700.7 million for the year ended December 31, 2024 compared to $890.1 million for the year ended December 31, 2023. The net decrease was primarily due to:

•a decrease of $155.4 million due to lower overall average realized spot rates earned by our Suezmax tankers and Aframax / LR2 tankers in 2024 compared to 2023;
•a net decrease of $37.4 million due to the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times between the fourth quarter of 2023 and the fourth quarter of 2024, as well as the redelivery of three chartered-in tankers to their owners during the second half of 2024, partially offset by the addition of three Aframax / LR2 chartered-in tankers that were delivered to us during the first quarter of 2023, and the acquisition of one Aframax / LR tanker that was completed in the third quarter of 2024; and
•a decrease of $2.8 million due to higher off-hire bunker expenses and more off-hire days during 2024, primarily related to more scheduled dry dockings compared to 2023;
partially offset by:
•an increase of $3.2 million due to a higher volume of STS support service activities in 2024 compared to 2023;
•an increase of $2.2 million due to one extra calendar day in 2024 compared to 2023; and
•an increase of $1.3 million due to commercial claims from charterers during 2023.
Vessel Operating Expenses. Vessel operating expenses were $150.6 million for the year ended December 31, 2024 compared to $149.0 million for the year ended December 31, 2023. The net increase was primarily due to:
•an increase of $4.5 million resulting from higher costs for maintenance and communication services, as well as higher ship management costs in 2024; and
•an increase of $1.2 million related to higher costs for insurance and crew-related expenditures in 2024;
partially offset by:
•a net decrease of $4.0 million resulting from the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times between the fourth quarter of 2023 and the fourth quarter of 2024, as well as the acquisition of one Aframax / LR2 vessel that was completed in the third quarter of 2024.

Charter Hire Expenses. Charter hire expenses were $74.4 million for the year ended December 31, 2024 compared to $70.8 million for the year ended December 31, 2023. The net increase was primarily due to:
•an increase of $4.2 million resulting from the addition of three Aframax / LR2 chartered-in tankers that were delivered to us during the first quarter of 2023;
•an increase of $3.9 million resulting from an increase in daily hire rates for certain Aframax / LR2 tankers after extending their chartered-in contracts during the second half of 2023 and first half of 2024; and
•an increase of $1.1 million due to more hire days for chartered-in tankers during 2024 resulting from the timing of scheduled dry dockings;

partially offset by:
•a decrease of $5.8 million resulting from the redelivery of three chartered-in tankers to their owners during the second half of 2024.

Depreciation and Amortization. Depreciation and amortization was $93.6 million for the year ended December 31, 2024 compared to $97.6 million for the year ended December 31, 2023. The net decrease was primarily due to one Aframax / LR2 tanker and one Suezmax tanker being classified as held for sale since the first quarter of 2024, with both sales being completed in the fourth quarter of 2024, as well as the sale of two Aframax / LR2 tankers at various times during the fourth quarter of 2023 and first quarter of 2024, partially offset by the acquisition of one Aframax / LR2 tanker that was completed in the third quarter of 2024.

General and Administrative Expenses. General and administrative expenses were $48.8 million for the year ended December 31, 2024 compared to $45.9 million for the year ended December 31, 2023. The increase was primarily due to higher expenditures related to compensation, benefits and payroll taxes, as well as higher general corporate expenditures during the year ended December 31, 2024.

Gain on sale and write-down of assets. The gain on sale and write-down of assets of $38.1 million for the year ended December 31, 2024 was related to:

•the sale of two Aframax / LR2 tankers and one Suezmax tanker, which resulted in an aggregate gain on sales of $39.5 million during the year ended December 31, 2024;

partially offset by:
•the impairment recorded on three of our operating lease right-of-use assets resulting from a decline in the prevailing short-term time-charter rates, which resulted in a write-down of $1.4 million during the year ended December 31, 2024.

The gain on the sale and write-down of assets of $10.4 million for the year ended December 31, 2023 was related to the sale of one Aframax / LR2 tanker in December 2023.

Restructuring Charges. Restructuring charges of $6.0 million for the year ended December 31, 2024 were related to changes made to our senior management team. Restructuring charges of $1.2 million for the year ended December 31, 2023 were related to organizational changes made to our commercial and technical operations teams.

Equity Income. Equity income was $2.8 million for the year ended December 31, 2024 compared to $3.4 million for the year ended December 31, 2023. The decrease was primarily due to lower average spot rates realized by our 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement, as well as off-hire days resulting from repairs completed in the third quarter of 2024. For additional information, please refer to "Item 18 – Financial Statements: Note 6 - Investment in and Advances to Equity-Accounted Joint Venture" of this Annual Report.
Tanker Market
Mid-size crude tanker spot rates were counter-seasonally lower during the fourth quarter of 2024, but remained above long-term average levels for a fourth quarter, and well above Teekay Tankers’ free cash flow break-even level of approximately $14,300 per day. Spot tanker rates were below expectations as weak Chinese oil demand weighed on the VLCC sector, which in turn dampened demand for Aframax and Suezmax tankers. Weather delays, which typically help spot tanker rates during the winter, have not had a material impact on the market thus far.
Average spot tanker rates to date during the first quarter of 2025 are approximately in line with fourth quarter 2024 levels. However, the recent imposition of additional U.S. sanctions on Russian shipping has increased rate volatility, particularly in the larger crude tanker asset classes. In January 2025, the U.S. placed sanctions on 153 tankers servicing the Russian oil trade. Freight rates for large crude tankers rose following the announcement as replacement vessels were booked for transporting oil to China and India. In addition, Atlantic based crude oil has been priced attractively compared to Middle Eastern crude in recent weeks, which has opened the arbitrage for the long-haul movement of oil from the Atlantic Basin to Asia. This has been positive for tanker tonne-mile demand in the near-term, particularly for VLCC and Suezmax tankers.
For the balance of 2025, underlying oil market fundamentals appear supportive of tanker demand growth. Global oil demand is projected to grow by 1.3 million barrels per day (or mb/d) in 2025 based on the average of forecasts from the International Energy Agency (or IEA), the U.S. Energy Information Administration (or EIA) and OPEC. Virtually all of this demand growth is being driven by non-OECD countries, led by Asia. Oil supply from non-OPEC+ countries is projected by the IEA to increase by 1.5 mb/d during 2025, led by the United States, Brazil, Norway, Canada, and Guyana. Given that these sources of oil are mostly in the Atlantic Basin, while oil demand growth is focused on Asia, we expect an increase in long-haul crude oil movements from West to East, which we anticipate will support tanker tonne-mile demand. The OPEC+ group could provide additional seaborne transportation volumes should they start unwinding voluntary oil supply cuts from April 2025 onwards, consistent with their most recently announced plan.
Tanker fleet growth is expected to remain relatively low during 2025. The pace of newbuilding deliveries during 2025 is expected to increase compared to 2024 levels; however, with the average age of the global tanker fleet at its highest point since 2002, we expect that the phase-out of older vessels will act as a partial offset. Looking further ahead, the number of mid-size tankers currently on order compared to the number of ships reaching 20 years of age over the same timeframe suggests continued low fleet growth over the medium term. In addition, there are a further 301 mid-size tankers which are currently over the age of 20 years, the majority of which operate as part of the "shadow" fleet servicing sanctioned trades and which are facing increased scrutiny from U.S. and European authorities. With a lack of available shipyard capacity until 2028, we believe that the combination of a modest orderbook, an aging tanker fleet, and constraints on available yard space will result in continued low levels of tanker fleet growth over the next three years.
While underlying tanker market fundamentals continue to appear supportive, there are a number of geopolitical factors which are likely to have an impact on the direction of the tanker market in the near term. These include:

•War in Ukraine. A potential end to the Russia-Ukraine war could impact tanker tonne-miles should sanctions be removed while also potentially eliminating the need to utilize the "shadow" fleet of ships currently servicing Russian oil exports. Until the Russia-Ukraine war ends, sanctions against Russia and the fleet of ships transporting Russian oil may continue to increase. This could lead to reduced Russian oil exports, which would lead to China and India looking for replacement barrels from alternative sources, or may force Russia to use compliant tankers to carry their oil at a price below the G7's price cap of $60 per barrel.
•Iranian sanctions. The United States has reimposed its "maximum pressure" campaign against Iran in a bid to reduce Iranian oil exports to zero. In 2024, Iranian crude oil exports averaged 1.5 mb/d, the majority of which went to China. Tougher sanctions on Iranian crude oil exports could lead China to import oil from other sources via the compliant fleet, which would be positive for tanker demand.
•Return of Red Sea tanker transits. The Houthi group in Yemen has pledged to stop attacks on shipping in the Red Sea should the ceasefire in Gaza hold. This may result in the resumption of tanker transits through the Red Sea region, which could impact seaborne trade patterns and reduce tanker tonne-mile demand.
•Impact of U.S. tariffs on China, Canada, and Mexico. The imposition of any tariffs on U.S. imports of Canadian and Mexican oil could lead to an increase in U.S. seaborne imports from other sources while also pushing more Canadian and Mexican oil to Asia, both of which could be positive for tanker tonne-mile demand. The impact of U.S. tariffs on China is less certain but could impact levels of Chinese oil demand and imports as well as seaborne oil trade patterns. Future tariffs by the U.S. on other countries or economic blocs could also affect seaborne oil trade patterns.
At this stage it is difficult to predict how these factors will unfold during 2025, what their impact will be on the tanker market, or if there will be additional geopolitical events. However, geopolitical uncertainty, and changes to seaborne oil trade patterns, typically lead to increased tanker market volatility.
In summary, we believe that underlying tanker supply and demand fundamentals continue to be supportive of tanker market strength over the medium term. However, geopolitical events are likely to have an impact on the direction of the tanker market in the near-term.
Tankers - Fleet and TCE Rates
As at December 31, 2024, we owned 41 double-hulled oil and product tankers and chartered-in four Aframax / LR2 tankers, one Suezmax tanker, one bunker tanker and two STS support vessels. We also owned a 50% interest in one VLCC tanker, the results of which are included in equity income.
As defined and discussed above, we calculate TCE rates as net revenue per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses. The following tables highlight the average TCE rates earned by our spot vessels (including those trading on voyage charters, in RSAs and in FSL) and our time charter-out vessels for 2024, 2023 and 2022:

	Year Ended December 31, 2024
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax (4)	$547,261	$(216,951)	$2,788	$333,098	8,779	$37,941
Voyage-charter contracts - Aframax / LR2 (4)	$519,702	$(192,126)	$1,224	$328,800	8,234	$39,933
Time charter-out contracts - Suezmax	$12,767	$(725)	$1	$12,043	321	$37,513
Time charter-out contracts - Aframax / LR2	$12,006	$(424)	$300	$11,882	243	$48,879
Total	$1,091,736	$(410,226)	$4,313	$685,823	17,577	$39,018
(1)Excludes $11.2 million of revenues related to our STS support services operations, $1.9 million of bunker commissions earned, and $1.4 million of revenue earned from our responsibilities in employing the vessels subject to RSAs.
(2)Includes $4.7 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $51.0 million of revenues and $24.3 million of voyage expenses related to our FSL operations.

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
(1)Excludes $7.9 million of revenues related to our STS support services operations, $2.3 million of revenue earned from our responsibilities in employing the vessels subject to RSAs, and $1.6 million of bunker commissions earned.
(2)Includes $11.0 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses and an expense related to a claim from a charterer in relation to a mechanical issue on one vessel, which are excluded from Average TCE per Revenue Day.
(4)Includes $81.5 million of revenues and $44.6 million of voyage expenses related to our FSL operations.

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
(1)Excludes $4.6 million of revenues related to our STS support services operations, $3.1 million of revenue earned from our responsibilities in employing the vessels subject to RSAs, and $1.4 million of bunker commissions earned.
(2)Includes $11.9 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses and a fee earned based on the redelivery location of one time chartered-out Aframax / LR2 tanker during the second quarter of 2022, which are excluded from Average TCE per Revenue Day.
(4)Includes $123.5 million of revenues and $79.0 million of voyage expenses related to our FSL operations.

Marine Services and Other - Operating Results
The following table presents the Marine Services and Other operating results for the years ended December 31, 2024 and 2023.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2024	2023	% Change
Revenues	123,058	109,247	13%
Vessel operating expenses	(110,509)	(100,313)	10%
Charter hire expenses	(416)	—	—%
General and administrative expenses (1)	2,549	2,269	12%
Restructuring charges	—	(349)	(100)%
Income from operations	14,682	10,854	35%
(1)Includes certain services which were provided to us by the Entities under Common Control, which offset the corresponding expense we paid to the Entities under Common Control prior to our acquisition of the Acquired Operations on December 31, 2024.

Income from operations for Marine Services and Other was $14.7 million for the year ended December 31, 2024, compared to $10.9 million for the year ended December 31, 2023. The increase is primarily due to improved results from our operational and maintenance marine services in Australia related to an increase in the number of vessels under management, lower crew-related expenditures, an increase in performance based revenues, and a higher volume of project activity during the year ended December 31, 2024 compared to the year ended December 31, 2023.
Other Consolidated Operating Results
The following table compares our other consolidated operating results for 2024 and 2023:

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2024	2023	% Change
Interest expense	(7,472)	(27,713)	(73)%
Interest income	24,076	10,952	120%
Realized and unrealized gain on derivative instruments	—	449	(100)%
Other income (expense)	4,558	(1,402)	(425)%
Income tax expense	(405)	(12,592)	(97)%
Interest Expense. Interest expense was $7.5 million for the year ended December 31, 2024 compared to $27.7 million for the year ended December 31, 2023. The decrease was primarily due to our repurchase of 11 Aframax / LR2 tankers and 16 Suezmax tankers during 2023 and the first quarter of 2024, all of which vessels were previously held under sale-leaseback arrangements.

Interest Income Interest income was $24.1 million for the year ended December 31, 2024 compared to $11.0 million for the year ended December 31, 2023. The increase was primarily due to interest income earned on higher cash balances.

Realized and Unrealized Gain on Derivative Instruments. Realized and unrealized gain on derivative instruments was $nil for the year ended December 31, 2024 compared to $0.4 million for the year ended December 31, 2023.
From time to time, we enter into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce our exposure to interest rate variability on our outstanding floating-rate debt. During 2023, we terminated our interest rate swap agreement that we entered into in March 2020. As at December 31, 2024, we were not committed to any interest rate swap agreements.
During the year ended December 31, 2023, we recognized a realized gain of $4.2 million and an unrealized loss of $3.7 million under the now-terminated interest rate swap agreement.
Other Income (Expense). Other income was $4.6 million for the year ended December 31, 2024, compared to other expense of $1.4 million for the year ended December 31, 2023. The fluctuation was primarily due to a non-cash loss on disposal of the defined benefit pension plans related to the Australian operations in 2023, changes in foreign currency exchange rates related to our accrued tax and working capital balances, an unrealized gain on marketable securities in the fourth quarter of 2024, premiums paid in relation to the repurchase of certain vessels previously under sale-leaseback arrangements during the first three quarters of 2023, and a recovery related to the settlement of a claim in the third quarter of 2024, partially offset by an amount recognized in our favor in relation to a legal claim during 2023.

Income Tax Expense. Income tax expense was $0.4 million for the year ended December 31, 2024 compared to $12.6 million for the year ended December 31, 2023. The net decrease was primarily due to a reversal of, and a lower accrual for, certain freight tax liabilities based on an assessment of our tax position for certain jurisdictions, a higher recovery related to the expiry of the tax limitation period in a certain jurisdiction, changes in vessel trading activities, as well as a deferred income tax recovery recognized in 2024, partially offset by a higher income tax expense related to our Australian operations resulting from a higher net income earned during the year ended December 31, 2024 compared to the year ended December 31, 2023. For additional information, please read "Item 18 – Financial Statements: Note 18 - Income Tax Expense" of this Annual Report.
Year Ended December 31, 2023 versus Year Ended December 31, 2022
Summary
Our consolidated income from operations was $546.8 million for the year ended December 31, 2023, compared to $263.8 million for the year ended December 31, 2022. The primary reasons for this net increase in income are as follows:

Consolidated Income from Operations
$ (Millions)
600
550
500
450
400
350
300
250
200
150
100
50
0
Year ended December 31, 2022
Higher average realized TCE rates
Vessel in-charters
Changes in vessel employment
Lower number of off-hire days
Improvement in results from Marine Services and Other
Vessel sales
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
•an increase of $7.0 million due to fewer off-hire days and off-hire bunker expenses during 2023, primarily related to fewer scheduled dry dockings compared to 2022; and
•an increase of $3.0 million due to improved results from our operational and maintenance marine services in Australia during 2023 compared to 2022;

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
Tankers - Operating Results
The following table presents the Tankers operating results for the years ended December 31, 2023 and 2022, and includes a comparison of net revenues, a non-GAAP financial measure, for those periods to income from operations, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2023	2022	% Change
Revenues	1,364,452	1,063,111	28%
Voyage expenses	(474,371)	(495,604)	(4)%
Net revenues	890,081	567,507	57%

Vessel operating expenses	(148,960)	(150,448)	(1)%
Charter hire expenses	(70,836)	(27,374)	159%
Depreciation and amortization	(97,551)	(99,033)	(1)%
General and administrative expenses	(45,936)	(41,769)	10%
Gain on sale and write down of assets	10,360	8,888	17%
Restructuring charges	(1,248)	(1,822)	(32)%
Income from operations	535,910	255,949	109%

Equity income	3,432	244	1,307%

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
Vessel Operating Expenses. Vessel operating expenses were $149.0 million for the year ended December 31, 2023 compared to $150.4 million for the year ended December 31, 2022. The net decrease was primarily due to:
• a decrease of $4.1 million resulting from the sale of three Aframax / LR2 tankers and one Suezmax tanker at various times during the first three quarters of 2022; and
•a decrease of $1.1 million resulting from lower crewing-related expenditures in 2023;
partially offset by:
•an increase of $2.3 million related to higher repair and maintenance costs on certain tankers in 2023;
•an increase of $0.7 million related to higher expenditures for ship management in 2023; and
•an increase of $0.7 million resulting from a higher volume of STS support service activities in 2023.
Charter Hire Expenses. Charter hire expenses were $70.8 million for the year ended December 31, 2023 compared to $27.4 million for the year ended December 31, 2022. The net increase was primarily due to:

•an increase of $43.6 million resulting from the addition of four Aframax / LR2 chartered-in tankers and one Suezmax chartered-in tanker that were delivered to us at various times between the third quarter of 2022 and the first quarter of 2023; and
•an increase of $1.3 million resulting from an increase in daily hire rates for two Aframax / LR2 tankers after extending their chartered-in contracts during the first three quarters of 2023;

partially offset by:
•a decrease of $1.1 million resulting from fewer hire days for a chartered-in tanker due to its dry dock during 2023.
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

Gain on sale and write-down of assets. The gain on sale and write-down of assets of $10.4 million for the year ended December 31, 2023 was related to the sale of one Aframax / LR2 tanker in December 2023.

The gain on the sale and write-down of assets of $8.9 million for the year ended December 31, 2022 was related to:

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

Restructuring Charges. Restructuring charges of $1.2 million for the year ended December 31, 2023 were primarily related to organizational changes made to our commercial and technical operations teams. Restructuring charges of $1.8 million for the year ended December 31, 2022, were primarily related to organizational changes following divestments by Teekay related to Teekay LNG Partners L.P. (now known as Seapeak LLC) in January 2022.

Equity Income. Equity income was $3.4 million for the year ended December 31, 2023 compared to $0.2 million for the year ended December 31, 2022. The increase was primarily due to higher spot rates realized by our 50% ownership interest in a VLCC, which has been trading in a third-party managed VLCC pooling arrangement, as well as fewer off-hire days during 2023 resulting from the dry dock of the VLCC during 2022. For additional information, please refer to "Item 18 – Financial Statements: Note 6 - Investment in and Advances to Equity-Accounted Joint Venture" of this Annual Report.

Marine Services and Other - Operating Results
The following table presents the Marine Services and Other operating results for the years ended December 31, 2023 and 2022.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2023	2022	% Change
Revenues (1)	109,247	114,845	(5)%
Vessel operating expenses	(100,313)	(99,528)	1%
General and administrative expenses (2)	2,269	657	245%
Restructuring charges (1)	(349)	(8,100)	(96)%
Income from operations	10,854	7,874	38%
(1)     During the year ended December 31, 2022, we incurred restructuring charges of $8.1 million primarily related to the reorganization and realignment of resources of our and Teekay's shared service functions and the separation of information technology systems following divestments by Teekay related to Teekay LNG Partners L.P. (now known as Seapeak LLC) in January 2022. These costs were recovered from Teekay and Teekay LNG Partners and were recorded as part of revenues.
(2)     Includes certain services which were provided to us by the Entities under Common Control, which offset the corresponding expense we paid to Entities under Common Control prior to our acquisition of the Acquired Operations on December 31, 2024.

Income from vessel operations for Marine Services and Other was $10.9 million for the year ended December 31, 2023 compared to $7.9 million for the year ended December 31, 2022. The increase is primarily due to improved results from our operational and maintenance services in Australia during the year ended December 31, 2023 compared to the year ended December 31, 2022.

Other Consolidated Operating Results
The following table compares our other consolidated operating results for 2023 and 2022:

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2023	2022	% Change
Interest expense	(27,713)	(35,752)	(22)%
Interest income	10,952	1,460	650%
Realized and unrealized gain on derivative instruments	449	5,179	(91)%
Other (expense) income	(1,402)	2,709	(152)%
Income tax expense	(12,592)	(2,236)	463%
Interest Expense. Interest expense was $27.7 million for the year ended December 31, 2023 compared to $35.8 million for the year ended December 31, 2022. The decrease was primarily due to the repurchase of 11 Aframax / LR2 tankers and eight Suezmax tankers during the first three quarters of 2023, all of which were previously held under sale-leaseback arrangements, as well as the repayment in full of our previous term loan during the second half of 2022, partially offset by a higher average benchmark interest rate for our tankers under sale-leaseback arrangements during the year ended December 31, 2023.

Interest Income Interest income was $11.0 million for the year ended December 31, 2023 compared to $1.5 million for the year ended December 31, 2022. The increase was primarily due to interest income earned on higher cash balances earning higher interest rates during the year ended December 31, 2023.

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

Other (expense) income. Other expense was $1.4 million for the year ended December 31, 2023, compared to other income of $2.7 million for the year ended December 31, 2022. The fluctuation was primarily due to premiums paid during 2023 in relation to the repurchase of 19 tankers which were previously under sale-leaseback arrangements and changes in foreign currency exchange rates related to our accrued tax and working capital balances, partially offset by an amount recognized in our favor in relation to a legal claim during 2023 and a payment made in relation to the settlement of a legal claim during 2022.

Income Tax Expense. Income tax expense was $12.6 million for the year ended December 31, 2023 compared to $2.2 million for the year ended December 31, 2022. The increase was primarily due to changes in vessel trading activities and higher gross revenues and net income during the year ended December 31, 2023, as well as lower recoveries during 2023 related to the expiry of the limitation period in certain jurisdictions. The increase was partially offset by the net change resulting from the reversal of certain freight tax liabilities during 2023 and 2022 based on an assessment of our tax position for a jurisdiction. For additional information, please read "Item 18 – Financial Statements: Note 18 - Income Tax Expense" of this Annual Report.

Liquidity and Capital Resources
Sources and Uses of Capital
We generate cash flows primarily from chartering out our vessels, from managing vessels for the Australian government and from providing management services to Teekay and certain third parties. We employ a chartering strategy for our tanker segment that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters and FSL contracts to reduce potential downside risks. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. However, there can be other factors that override typical seasonality, such as global oil trade routes and tonne-mile demand being impacted by Russia's invasion of Ukraine. While exposure to the volatile spot market is the largest potential cause for changes in our net operating cash flow from period to period, variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Our other primary sources of cash are long-term bank borrowings, lease or equity financings, and the proceeds from the sales of our older vessels.

As at December 31, 2024, we have one credit facility, our 2023 Revolver, and we had no vessels subject to finance leases. Our 2023 Revolver is described in "Item 18 – Financial Statements: Note 9 - Long-Term Debt" of this Annual Report. Our 2023 Revolver contains covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Our 2023 Revolver requires us to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 18 – Financial Statements: Note 9 - Long-Term Debt" of this Annual Report. If we do not meet these financial or other covenants, the lenders may declare our obligations under the agreement immediately due and payable and terminate any further loan commitments, which depending upon our other liquidity at the time, could significantly affect our short-term liquidity requirements. As at December 31, 2024, we were in compliance with all covenants under our 2023 Revolver. Our 2023 Revolver requires us to make interest payments based on SOFR plus a margin. Depending upon the amount of our floating-rate credit facility and balance from time to time, significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. As at December 31, 2024, we were not committed to any interest rate swap agreements. The extent of our exposure to changes in interest rates is described in further detail in "Item 11 - Quantitative and Qualitative Disclosures About Market Risk” of this Annual Report.

Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, funding our other working capital requirements, dividend payments on our common shares, repurchase of our common shares under our share repurchase program, providing funding to our equity-accounted joint venture from time to time, debt servicing costs, as well as scheduled repayments of long-term debt. In addition, we may use cash to acquire new or second-hand vessels. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of our existing fleet, the commercial outlook for our vessels and other considerations. As such, vessel acquisition activity may vary significantly from year-to-year.
Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2024	2023	2022
Net cash flow provided by operating activities	471,912	631,245	199,689
Net cash flow used for financing activities	(343,398)	(470,128)	(113,048)
Net cash flow (used for) provided by investing activities	(5,108)	17,263	51,216
Net Operating Cash Flow
The $159.3 million decrease in net operating cash flow for the year ended December 31, 2024, compared to the prior year, was primarily due to:

•a net decrease of $167.5 million in cash inflows primarily due to lower operating earnings during the year ended December 31, 2024, resulting from lower average realized spot tanker rates, the sale of three Aframax / LR2 tankers and one Suezmax tanker during the fourth quarter of 2023 and the year ended December 31, 2024, as well as more off-hire days related to the timing of scheduled dry dockings, partially offset by lower interest expense resulting from the repurchase of 27 tankers during the year ended December 31, 2023 and the first quarter of 2024, all of which were previously held under sale-leaseback arrangements, higher interest income, as well as higher operating earnings from our Australian operations; and
•an increase of $12.3 million in cash outflows related to expenditures for dry-docking activities during the year ended December 31, 2024 compared with the prior year;

partially offset by:
•a decrease of $20.4 million in cash outflows related to changes in net working capital during the year ended December 31, 2024.
The $431.6 million increase in net operating cash flow for the year ended December 31, 2023, compared to 2022, was primarily due to:

•an increase of $295.6 million in cash inflows primarily due to higher operating earnings during the year ended December 31, 2023, resulting from higher average realized spot tanker rates, the addition of five chartered-in vessels at various times between the third quarter of 2022 and the first quarter of 2023, certain vessels returning from time charter-out contracts and earning higher average spot rates during 2023 compared to previous fixed rates, fewer off-hire days related to fewer scheduled dry dockings, as well as higher earnings from our FSL dedicated vessels; and
•a decrease of $137.8 million in cash outflows related to changes in net working capital during the year ended December 31, 2023;
partially offset by:
•an increase of $1.8 million in cash outflows related to expenditures for dry-docking activities during the year ended December 31, 2023 compared with 2022.
Net Financing Cash Flow
The $126.7 million decrease in net cash flow used for financing activities for the year ended December 31, 2024, compared to the prior year, was primarily due to:

•a decrease of $256.1 million in cash outflows during the year ended December 31, 2024, primarily due to a decrease in prepayments and scheduled repayments on our finance lease obligations resulting from the repurchase of eight Suezmax tankers under their previous sale-leaseback financing agreements during the year ended December 31, 2024 compared to the repurchase of eight Suezmax tankers and 11 Aframax / LR2 tankers during the year ended December 31, 2023;
•a decrease of $4.5 million in cash outflows due to debt issuance costs paid in relation to the setup of the 2023 Revolver that was entered during the year ended December 31, 2023; and
•an increase of $2.9 million in cash inflows due to proceeds received upon the exercise of stock options during the year ended December 31, 2024;
partially offset by:
•an increase of $92.2 million in cash outflows related to our acquisition of the Acquired Operations from Teekay during the year ended December 31, 2024; and
•an increase of $43.3 million in cash outflows due to cash dividends on our common shares paid during the year ended December 31, 2024.
The $357.1 million increase in net cash flow used for financing activities for the year ended December 31, 2023, compared to 2022, was primarily due to:
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
•an increase of $5.4 million in cash outflows related to the Acquired Operations due to a distribution from Entities under Common Control to Teekay for the year ended December 31, 2023; and
•an increase of $4.5 million in cash outflows due to debt issuance costs paid in relation to the setup of the 2023 Revolver that was entered during the year ended December 31, 2023;
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
Net Investing Cash Flow
The $22.4 million decrease in net cash flow provided by investing activities for the year ended December 31, 2024, compared to the prior year, was primarily due to:

•an increase of $70.5 million in cash outflows resulting from the acquisition of one Aframax / LR2 tanker during the year ended December 31, 2024;

•an increase of $21.0 million in cash outflows resulting from an investment in marketable securities during the year ended December 31, 2024; and
•a decrease of $1.4 million in cash inflows resulting from a partial loan repayment from our equity-accounted joint venture during the year ended December 31, 2024 compared to the prior year;
partially offset by:
•an increase of $65.2 million in cash inflows resulting from higher net proceeds received from the sale of two Aframax / LR2 tankers and one Suezmax tanker during the year ended December 31, 2024 compared to net proceeds received from the sale of one Aframax / LR2 tanker during the year ended December 31, 2023; and

•a decrease of $5.4 million in cash outflows resulting from lower capital expenditures for the fleet during the year ended December 31, 2024.
The $34.0 million decrease in net cash flow provided by investing activities for the year ended December 31, 2023, compared to 2022, was primarily due to:

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
Liquidity
Our primary sources of liquidity are cash and cash equivalents, net operating cash flow, our undrawn credit facility and capital raised through financing transactions. The primary objectives of our cash management policy are to preserve capital, to ensure that cash investments can be sold readily and efficiently, and to provide an appropriate return. The nature and extent of amounts that can be borrowed under our 2023 Revolver are described in "Item 18 – Financial Statements: Note 9 - Long-Term Debt" of this Annual Report.

In May 2023, we announced a capital allocation plan, which, after repaying debt, aims to provide sufficient capital for fleet renewal. As part of this plan, our Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding Class A and B common share. Pursuant to this dividend policy, our Board of Directors declared a regular cash dividend of $0.25 per common share commencing with the first quarter of 2023. In addition, our Board of Directors declared a special cash dividend of $1.00 per common share in May 2023 and another special cash dividend of $2.00 per common share in May 2024. In May 2023, our Board of Directors also authorized a new share repurchase program for the repurchase of up to $100 million of our outstanding Class A common shares to be utilized at our discretion. As at December 31, 2024, no shares were repurchased under this program.

Our total consolidated liquidity, including cash, cash equivalents and undrawn credit facilities, increased by $78.8 million during the year ended December 31, 2024 from $687.1 million at December 31, 2023 to $765.9 million at December 31, 2024. The increase was primarily a result of the following events or changes during the year ended December 31, 2024: $440.6 million of net operating cash inflow; $88.8 million of net proceeds received from the sale of two Aframax / LR2 tankers and one Suezmax tanker; $49.5 million of cash acquired as part of the Acquired Operations; $2.9 million of proceeds received upon the exercise of stock options; and $2.5 million of loan repayments from our equity-accounted joint venture; partially offset by a $137.0 million payment for the repurchase of eight Suezmax tankers that were previously under sale-leaseback arrangements; $102.8 million of cash dividends paid on our common shares; $92.2 million paid for the acquisition of the Acquired Operations from Teekay; $70.5 million paid for the acquisition of one Aframax / LR2 tanker; $67.8 million of reduction in the borrowing capacity of our 2023 Revolver; $21.0 million paid for an investment in marketable securities; $5.2 million of scheduled repayments of obligations related to finance leases; and $4.8 million of expenditures for capital upgrades for vessels and equipment.

We anticipate that our liquidity as at December 31, 2024, combined with cash we expect to generate for the 15 months following such date, will be sufficient to meet our cash requirements for at least the one-year period following the date of this Annual Report.

Our 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility as at December 31, 2024. Our ability to refinance our 2023 Revolver will depend upon, among other things, the estimated market value of our vessels, our financial condition and the condition of credit markets at such time. In addition, as at December 31, 2024, we did not have any capital commitments related to the acquisition of new or second-hand vessels. In February 2025, we signed an agreement to acquire one 2019-built Aframax / LR2 tanker for a purchase price of $63.0 million, and we have a purchase commitment related to this vessel acquisition. We expect to take delivery of this vessel during the second quarter of 2025. Approximately 60% of our fleet is currently aged 15 years and older, and we may continue the process of fleet renewal in the coming years. We expect that any fleet renewal expenditures will be funded using cash on hand, the undrawn revolving credit facility and new financing arrangements, including bank borrowings, finance leases and, potentially, the issuance of debt and equity securities.
The following table summarizes our contractual obligations as at December 31, 2024:

	Total	2025	2026	2027	2028	2029
(in millions of U.S. dollars)
U.S. Dollar-Denominated Obligations
Chartered-in vessels (operating leases) (1)	93.8	43.4	21.1	13.4	8.5	7.4
Total	93.8	43.4	21.1	13.4	8.5	7.4
(1)Excludes payments required if we exercise options to extend the terms of in-chartered leases signed as of December 31, 2024.

Other risks and uncertainties related to our liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as described in "Item 18 – Financial Statements: Note 18 - Income Tax Expense" of this Annual Report, which risks and uncertainties could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, as at December 31, 2024, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $16.9 million, and we guarantee 50% of the outstanding loan balance. Finally, existing or future climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the European Union Emissions Trading System (or EU ETS) as of January 1, 2024, requires us to acquire allowances related to our greenhouse gas emissions. (Please see "Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies", "Item 18 - Financial Statements: Note 7 - Goodwill and Intangible Assets" and "Item 18 - Financial Statements: Note 8 - Accrued Liabilities and Other Long-Term Liabilities" of this Annual Report.) In addition to the EU ETS, the introduction of the FuelEU Maritime regulation by the European Union as of January 1, 2025, will require us to pay a financial penalty in relation to certain voyages when not using low emission intensity fuels, for which the impact on our business is not determinable with certainty at this time. Increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services.
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

Judgments and Uncertainties. Whether to use the load-to-discharge basis or the discharge-to-discharge basis depends on whether the customer directs the use of the vessel throughout the period of use, pursuant to the terms of the voyage charter. This is a matter of judgement. However, we believe that if the customer has the right to direct the vessel to different load and discharge ports, among other things, a voyage charter contract contains a lease, and the lease term begins on the later of the vessel’s last discharge or inception of the voyage charter contract. As such, in this case revenue is recognized on a discharge-to-discharge basis. Otherwise, it is recognized on a load-to-discharge basis. As at December 31, 2024, 2023 and 2022, revenue from voyages then in progress were recognized on a discharge-to-discharge basis.

Effect if Actual Results Differ from Assumptions. If our assessment of whether the customer directs the use of the vessel through-out the period of use is not consistent with actual results, then the period over which voyage revenue is recognized would be different and as such our revenues could be overstated or understated for any given period by the amount of such difference. Had revenue from voyages in progress been recognized on a load-to-discharge basis, our income from operations for the year ended December 31, 2024 would have increased by $1.8 million.
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

Judgments and Uncertainties. For the years ended December 31, 2024, 2023 and 2022, depreciation was calculated using an estimated useful life of 25 years, commencing on the date the vessel is delivered from the shipyard. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Effect if Actual Results Differ from Assumptions. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense and potentially resulting in an impairment loss. A longer actual useful life will result in a decrease in depreciation expense. Had we depreciated our vessels using an estimated useful life of 20 years instead of 25 years effective December 31, 2023, our depreciation for the year ended December 31, 2024 would have increased by approximately $58.9 million.
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

Judgments and Uncertainties. Our evaluation of events or circumstances that may indicate impairment, include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimate of future charter rates for the vessels. Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates for the first three years are based on prevailing market 3-year time-charter rates and thereafter, a 10-year historical average of actual spot-charter rates earned by our vessels. Our estimated charter rates are discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts primarily reflect expectations of lower utilization for older vessels. During the fourth quarter of 2024, we changed our historical reference period used to estimate future charter rates from the average of the most recent ten historical years, adjusted to exclude years which management determined are outliers, to the average of the most recent ten historical years, without excluding any years. This update related to how we determine the 10-year historical average did not result in a material change to our estimated future charter rates.

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

Consistent with our methodology in prior years, we have determined that none of our vessels have a market value less than their carrying value as of December 31, 2024. The recognition of an impairment in the future for our vessels may depend on future vessel values and charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels.
Taxes
Description. The expenses we recognize relating to taxes are based on our income, statutory tax rates and our interpretations of the tax regulations in the various jurisdictions in which we operate. We review our tax positions quarterly and adjust the balances as new information becomes available.

Judgments and Uncertainties. We recognize the tax benefits of uncertain tax positions only if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in evaluating uncertainties.

Effect if Actual Results Differ from Assumptions. If we determined that an uncertain tax position was sustained upon examination, and such amount was in excess of the net amount previously recognized, we would increase our net income or decrease our net loss in the period such determination was made. Likewise, if we determined that an uncertain tax position was not sustained upon examination, we would typically decrease our net income or increase our net loss in the period such determination was made. See “Item 18 - Financial Statements: Note 18 - Income Tax Expense” of this Annual Report. As at December 31, 2024, the total amount of recognized uncertain tax liabilities was $41.4 million (December 31, 2023 - $47.8 million). If the uncertainty about these freight tax liabilities is resolved in the our favor, we would concurrently reverse these liabilities.
Non-GAAP Financial Measures
Net Revenues - Tankers

Net revenues is a non-GAAP financial measure. Consistent with general practice in the shipping industry, we use “net revenues” (defined as income or loss from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges) as a measure of equating revenues generated from voyage charters to revenues generated from time charters, which assists us in making operating decisions about the deployment of our vessels and their performance. Since under time charters the charterer pays the voyage expenses, whereas under voyage charters, the ship-owner pays these expenses, we include voyage expenses in net revenues. Some voyage expenses are fixed, and the remainder can be estimated. If we, as the ship owner, pay the voyage expenses, we typically pass the approximate amount of these expenses on to our customers by charging higher rates to them. As a result, although revenues from different types of contracts may vary, the net revenues are comparable across the different types of contracts. We principally use net revenues because it provides more meaningful information to us than income from operations, the most directly comparable GAAP financial measure. Net revenues is also widely used by investors and analysts in the shipping industry for comparing financial performance between companies and to industry averages. The following table reconciles net revenues with income from operations.

	Year Ended December 31,
(in thousands of U.S. Dollars)	2024	2023	2022
Tankers
Income from operations	365,461	535,910	255,949
Add (subtract) specific items affecting income from operations:
Vessel operating expenses	150,605	148,960	150,448
Charter hire expenses	74,379	70,836	27,374
Depreciation and amortization	93,582	97,551	99,033
General and administrative expenses	48,833	45,936	41,769
Gain on sale and write-down of assets	(38,080)	(10,360)	(8,888)
Restructuring charges	5,952	1,248	1,822
Net revenues	700,732	890,081	567,507
EBITDA and Adjusted EBITDA
EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income or loss before net income or loss attributable to the Entities under Common Control, interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain or loss on sale and write-down of assets, realized gain or loss on interest rate swaps, unrealized gain or loss on derivative instruments, equity income or loss, and certain other income or expenses. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity.

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

The following table reconciles our consolidated EBITDA and Adjusted EBITDA to net income.

	Year Ended December 31,
(in thousands of U.S. Dollars)	2024	2023	2022
Reconciliation of "EBITDA" and "Adjusted EBITDA” to “Net income”
Net income	403,667	519,890	235,427
Subtract:
Net income attributable to the Entities under Common Control (i)	(11,744)	(6,219)	(6,341)
Net income attributable to shareholders of Teekay Tankers	391,923	513,671	229,086
Depreciation and amortization	93,582	97,551	99,033
Interest expense, net of interest income	(15,355)	17,528	34,402
Income tax (recovery) expense	(3,683)	9,492	529
EBITDA	466,467	638,242	363,050
Gain on sale and write-down of assets	(38,080)	(10,360)	(8,888)
Realized gain on interest rate swap	—	(953)	(532)
Realized gain from early termination of interest rate swap	—	(3,215)	—
Unrealized loss on derivative instruments	—	3,709	(3,163)
Equity income	(2,767)	(3,432)	(244)
Other income (ii)	(4,770)	(429)	(2,128)
Adjusted EBITDA	420,850	623,562	348,095
(i)For information on Entities under Common Control, please see "Item 18 – Financial Statements: Note 3 - Acquisition of Entities under Common Control"
(ii)The amount recorded for the year ended December 31, 2024, primarily relates to foreign exchange gains, recoveries related to the settlement of prior year claims, an unrealized gain on investment in marketable securities, and the premium paid as part of the exercise of early purchase options in relation to the repurchase of certain sale-leaseback vessels. The amount recorded for the year ended December 31, 2023, primarily relates to the settlement of a legal claim, foreign exchange gains, and the premium paid as part of the exercise of early purchase options in relation to the repurchase of certain sale-leaseback vessels. The amount recorded for the year December 31, 2022 primarily relates to foreign exchange gains and an expense related to the settlement of a legal claim.
Item 6.Directors, Senior Management and Employees
Our President and Chief Executive Officer, Kenneth Hvid, and our Chief Financial Officer, Brody Speers, also serve as Teekay's President and Chief Executive Officer and Chief Financial Officer, respectively. Upon our December 31, 2024 acquisition from Teekay of the Acquired Operations - including the remaining management services companies of Teekay not previously owned by us - Messrs. Hvid and Speers became employees of Teekay Tankers subsidiaries and they now provide services to Teekay pursuant to management services agreements. They continue to allocate their time between managing our business and affairs as such officers and the business and affairs of Teekay. Messrs. Hvid and Speers allocate the majority of their time to our business, but various circumstances and the needs of Teekay's business may result in them having to allocate additional time to Teekay's business from time to time. Please also read "Item 7 – Major Shareholders and Related Party Transactions - Related Party Transactions".
Directors and Senior Management
Effective December 31, 2024, the following changes were made to our Board: directors Richard du Moulin and Sai Chu retired from the Board, and Alan Semple and Poul Karlshoej were appointed to fill the resulting vacancies; Mr. Semple was appointed as the Chair of the Audit Committee; the size of our Board was increased from five to seven members, and the Board appointed Heidi Locke Simon and Rudolph Krediet to fill the newly created positions; and Kenneth Hvid, who remains as a director, stepped down from his role as Chair of our Board, and Heidi Locke Simon was appointed to such position.

In January 2025, the Board determined to disband its former Conflicts Committee and former Nominating and Corporate Governance Committee, and to establish the Nominating, Governance and Compensation Committee. The compensatory duties of the new committee primarily relate to our now employing our officers and the other Teekay group employees.

The following table lists the directors and executive officers of Teekay Tankers Ltd. as of the date of this Annual Report and their ages as of December 31, 2024.

Name	Age	Position
Peter Antturi	66	Director (1)
Rudolph Krediet	47	Director (2)
Alan Semple	65	Director (3)
Kenneth Hvid	56	Director, President and Chief Executive Officer
David Schellenberg	61	Director (4)
Heidi Locke Simon	57	Chair (4)
Poul Karlshoej	43	Director (2)
Brody Speers	41	Chief Financial Officer
Mikkel Seidelin	42	Chief Commercial Officer
(1)Chair of Nominating, Governance and Compensation Committee.
(2)Member of Nominating, Governance and Compensation Committee.
(3)Chair of Audit Committee.
(4)Member of Audit Committee.
Certain biographical information about each of the individuals included in the table above is set forth below.

Peter Antturi joined the board of Teekay Tankers in June 2021 and serves as the Chair of its Nominating, Governance and Compensation Committee. He has also served on the board of Teekay since 2019, where he is also a member of the Nominating, Governance and Compensation Committee. Mr. Antturi brings over 30 years of financial and operational experience in the shipping industry to these roles. Additionally, Mr. Antturi serves as an executive officer and director of Teekay’s largest shareholder, Resolute Investments, Ltd. (Resolute), as well as other subsidiaries and affiliates of Kattegat Limited, a parent company of Resolute. Mr. Antturi previously worked with Teekay from 1991 through 2005, serving as President of Teekay’s shuttle tanker division, and as Senior Vice President, Chief Financial Officer and Controller.

Rudolph Krediet joined the board of Teekay Tankers in December 2024, and has also served on the board of Teekay since 2017. He serves as the Chair of Teekay's Nominating, Governance and Compensation Committee and as a member of Teekay Tankers' Nominating, Governance and Compensation Committee. Mr. Krediet brings over 20 years of experience as a financial investment professional to these roles. Additionally, since 2013, Mr. Krediet has served as a partner at Anholt Services (USA) Inc., a wholly-owned subsidiary of Kattegat Trust, which oversees the trust's globally diversified investment portfolio. Prior to that, Mr. Krediet acted as Principal at Compass Group Management LLC, the manager of Compass Diversified Holdings (NYSE: CODI), from 2010 to 2013, and as Vice President from 2006 to 2009. Prior to that, he acted as Vice President at CPM Roskamp Champion, a global leader in the design and manufacturing of oil seed processing equipment, from 2003 to 2004. Mr. Krediet holds an MBA from the Darden Graduate School of Business at the University of Virginia.

Alan Semple joined the board of Teekay Tankers in December 2024, and serves as the Chair of its Audit Committee. He previously served on the board of Teekay from 2015 to December 31, 2024 (including as Chair of its Audit Committee from 2018 through 2024), and on the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2019 to 2022 (including as Chair of its Audit Committee). Mr. Semple brings over 30 years of finance experience, primarily in the energy industry, to these roles. He was formerly a Director and Chief Financial Officer at John Wood Group PLC (the Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in 2015. Prior to this, Mr. Semple held a number of senior finance roles in the Wood Group from 1996. Mr. Semple currently serves on the board of Cactus, Inc. (NYSE: WHD), where he is the Chair of the Audit Committee. Mr. Semple holds a Bachelor of Arts degree in Business Administration from the University of Strathclyde (Glasgow, Scotland) and is a member of the Institute of Chartered Accountants of Scotland.

Kenneth Hvid was appointed as Teekay Tankers' President and Chief Executive Officer in August 2024, and also serves as the President and Chief Executive Officer and as a director of Teekay. He joined the board of directors of Teekay Tankers in 2017 and served as its Chair from 2019 to December 31, 2024. In addition to these roles, he previously served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2011 to 2015 and from 2018 to 2022 (including serving as Chair from 2019 to 2022), and as a director of Teekay Offshore GP L.L.C. (now known as Altera Infrastructure GP L.L.C.) from 2011 to 2020. Mr. Hvid joined Teekay in 2000 and was promoted to Senior Vice President, Teekay Gas Services, in 2004 and to President of the Teekay Navion Shuttle Tankers and Offshore division in 2006. He served as Teekay’s Chief Strategy Officer and Executive Vice President from 2011 to 2015, and as President and Chief Executive Officer of Teekay Offshore Group Ltd. from 2015 to 2016. Mr. Hvid has more than 35 years of global shipping experience, 12 of which were spent with A.P. Moller in Copenhagen, San Francisco and Hong Kong. Additionally, Mr. Hvid has served on the board of Gard P. & I. (Bermuda) Ltd. since 2007.

David Schellenberg joined the board of Teekay Tankers in 2019 and serves on its Audit Committee. He previously served on the board of Teekay from 2017 to December 31, 2024 (including as its Chair from 2019 through 2024), and on the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2019 to 2022. Mr. Schellenberg brings over 25 years of financial and operating leadership experience to these roles. He is a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver, Canada. Prior to that, Mr. Schellenberg was with specialty aviation and aerospace businesses, Conair Group and Cascade Aerospace, from 2000 to 2013, including serving as President and Chief Executive Officer from 2007 to 2013. Mr. Schellenberg also acted as a Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents’ Organization, holds an MBA and is a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCA).

Heidi Locke Simon joined the board of Teekay Tankers and was appointed as its Chair in December 2024. She joined the board of directors of Teekay in 2017 and was appointed as its Chair in December 2024. She serves as a member of Teekay Tankers' Audit Committee and as the Chair of Teekay’s Audit Committee. In addition, she previously served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2021 to 2022. Ms. Locke Simon brings over 30 years of experience to these roles. She was formerly a partner at Bain & Company and an Investment Banking Analyst at Goldman Sachs. Ms. Locke Simon has served as a director of Compass Diversified Holdings (NYSE: CODI) since July 2023, where she is also a member of the Audit Committee. She has experience as a Board Chair from serving on several private company and non-profit organization boards. Ms. Locke Simon holds an MBA from Harvard Business School and has completed various certifications in governance (including cybersecurity governance).

Poul Karlshoej joined the boards of Teekay Tankers and Teekay in December 2024, and he serves as a member of the Nominating, Governance and Compensation Committee of each board. He previously served as a board observer on the Teekay Tankers and Teekay boards since 2021 and 2019, respectively. Prior to these roles, he served in various business development, commercial management and chartering roles within the Teekay Group in its offshore and tanker segments. Mr. Karlshoej joined Anholt Services (USA), Inc., a wholly-owned subsidiary of Kattegat Trust, which oversees the trust's globally diversified investment portfolio, in 2018, and serves on its Investment Committee. In addition, Mr. Karlshoej is involved in a number of commercial ventures in real estate development and agriculture, both as an owner and investor. Mr. Karlshoej holds a degree in Agriculture Business from Colorado State University.

Brody Speers was appointed as Chief Financial Officer of Teekay Tankers and of Teekay in August 2024. Prior to this appointment, he served in several senior financial positions, including as Vice President, Finance of Teekay since 2018, Treasurer of Teekay since 2022 and as Chief Financial Officer of Teekay Gas Group Ltd., a company that provided services to Teekay LNG Partners L.P. and its affiliates, in 2017 and 2018. Prior to joining Teekay in 2008, Mr. Speers worked as a Chartered Professional Accountant for an accounting firm in Vancouver, Canada. Mr. Speers is also a Chartered Business Valuator.

Mikkel Seidelin was appointed as Chief Commercial Officer of Teekay Tankers in August 2024, having previously served as its Head of Chartering and Commercial Operations since 2023. Since joining Teekay in 2003, he has worked in various locations across the globe in commercial functions, including as Pool Manager for Taurus Tankers (LR2) and as Chartering Director for Teekay Tankers' Suezmax business. Mr. Seidelin holds an Executive MBA from INSEAD.
Compensation of Directors and Senior Management
Executive Compensation
Prior to our December 31, 2024 acquisition from Teekay of the Acquired Operations, our executive officers were employed by Teekay subsidiaries and provided services to us pursuant to management services agreements, with the compensation of those executive officers (other than any awards under our long-term incentive plan described below) being set and paid by Teekay or its subsidiaries. In addition to any awards we granted to our executive officers under our long-term incentive plan, we reimbursed Teekay for time spent by our executive officers on our management matters. This reimbursement was a component of the management fee we paid to our Manager pursuant to the Management Agreement. For the year ended December 31, 2024, the aggregate amount of executive officer compensation was $4.3 million, a majority of which we reimbursed to Teekay. Teekay’s annual bonus plan, in which each of our executive officers participated, is based on company performance and team performance.

As of December 31, 2024, our executive officers are employed directly by one or more of our subsidiaries and their compensation is paid directly by us. Certain of our executive officers provide services to Teekay pursuant to management services agreements, with the compensation of those executive officers (other than any awards under Teekay's long-term incentive plans) being set and paid by us or our subsidiaries. In addition to any awards Teekay may grant to our executive officers under its long-term incentive plans, Teekay will reimburse us for time spent by our executive officers on Teekay's management matters. This reimbursement is a component of the management fee Teekay now pays to us pursuant to the management services agreements. Please read "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - Management Agreements."
Compensation of Directors
Each of our non-employee directors receives compensation for attending meetings of the Board, as well as committee meetings. The four non-employee directors who served on the Board during 2024 (including former directors Richard du Moulin and Sai Chu but not including new directors Poul Karlshoej, Heidi Locke Simon and Rudolph Krediet) received aggregate cash consideration of $370,000 for their Board and Board committee service during 2024. In addition, each non-employee director received a $100,000 annual retainer for 2024 paid by way of a grant of restricted stock units under our 2023 Long-Term Incentive Plan. During 2024, these grants totaled 5,512 restricted stock units to non-employee directors. The restricted stock units vested immediately.
Long-Term Incentive Program
All equity-based awards granted in 2024 were made under our 2023 Long-Term Incentive Plan (or the 2023 Plan), which was adopted in March 2023 in conjunction with the suspension of our 2007 Long-Term Incentive Plan (or the Prior Plan). We authorized the issuance of up to 600,000 additional Class A common shares pursuant to the 2023 Plan, in addition to up to an aggregate maximum of 1,291,416 shares that were previously reserved for issuance under the Prior Plan and either available or subject to outstanding awards (to the extent such awards terminate without the issuance of vested and non-forfeitable shares).

During 2024, we granted (i) no stock options to acquire Class A common shares and (ii) 41,638 restricted stock units to officers and employees of the Company and to certain employees of Teekay’s subsidiaries that provided services to us. Each restricted stock unit is equal in value to one Class A common share plus reinvested dividends, if any, from the grant date to the vesting date. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of Class A common shares. We intend to satisfy these grants by issuing shares from authorized capital. Please read "Item 18 – Financial Statements: Note 13 – Share Capital".
Board Practices
Our Board currently consists of seven members as listed above under "--Directors and Senior Management". Directors are appointed to serve for a one-year term and until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of our directors, other than Kenneth Hvid, our President and Chief Executive Officer, has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time. In making this determination, the Board considered the relationships of Rudolph Krediet, Poul Karlshoej and Peter Antturi with our largest shareholder or its affiliates and concluded these relationships do not materially affect their independence as directors. Please read "Item 7 - Major Shareholders and Certain Relationships and Related Party Transactions."

The Board has adopted Corporate Governance Guidelines that address, among other things, director qualification standards, director functions and responsibilities, director access to management, director compensation and management succession. This document is available under “Investors - Teekay Tankers Ltd. - Governance” from the home page of our website at www.teekay.com.

The NYSE exempts a company like ours, which is a “foreign private issuer” and a "controlled company", from certain of the corporate governance requirements applicable to U.S. companies subject to the NYSE corporate governance listing standards. As a result, we have relied on home country practice in Bermuda to be exempted from certain of the corporate governance requirements of the NYSE. For a listing and further discussion of how our corporate governance practices differ from those required of U.S. companies listed on the NYSE, please read "Item 16G - Corporate Governance".

The Board has the following two committees: Audit Committee and Nominating, Governance and Compensation Committee. The membership and the functions of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters are available under “Investors - Teekay Tankers Ltd. - Governance” from the home page of our website at www.teekay.com. During 2024, the Board held seven meetings and directors attended all Board meetings with the exception of one director who did not attend one meeting. The members of the Audit Committee, Conflicts Committee and Nominating and Corporate Governance Committee attended all meetings in 2024.

Audit Committee

Our Audit Committee is comprised of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee is comprised of Alan Semple (Chair), Heidi Locke Simon and David Schellenberg. All members of the committee are financially literate and the Board has determined that Mr. Semple qualifies as an audit committee financial expert.

The Audit Committee assists the Board in fulfilling its responsibilities for general oversight of:

•the integrity of our consolidated financial statements;
•our compliance with legal and regulatory requirements;
•the independent auditors’ qualifications and independence; and
•the performance of our internal audit function and independent auditors.

Nominating, Governance and Compensation Committee

Our Nominating, Governance and Compensation Committee is comprised of directors who satisfy the general NYSE independence standards. Our Nominating, Governance and Compensation Committee is comprised of Peter Antturi (Chair), Rudolph Krediet and Poul Karlshoej. In considering the independence from management of the members of the committee, the Board considered the members’ relationships with our largest shareholder and its parent company.

The Nominating, Governance and Compensation Committee:

•identifies individuals qualified to become Board members and recommends to the Board nominees for election as directors;
•maintains oversight of the operation and effectiveness of the Board and our corporate governance;
•develops, updates and recommends to the Board corporate governance principles and policies applicable to us, and monitors compliance with these principles and policies;
•oversees the evaluation of the Board and its committees;
•reviews and approves goals and objectives relevant to the Chief Executive Officer’s compensation, evaluates the Chief Executive Officer’s performance in light of these goals and objectives, and determines the Chief Executive Officer’s compensation;
•reviews and approves the evaluation process and determination of compensation structure for executive officers, other than the Chief Executive Officer, and reports such determinations and actions to the Board;

•reviews and makes recommendations to the Board regarding compensation for directors;
•exercises overall responsibility for approving and evaluating our incentive compensation and equity-based plans;
•oversees our other compensation plans, policies and programs; and
•undertakes any other duties and responsibilities relating to compensation or governance matters that the Board may delegate to the committee, or that the committee deems appropriate for it to carry out its purpose under its committee charter.
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
Crewing and Staff
On December 31, 2024, we acquired from Teekay the Acquired Operations, which include the remaining management services companies of Teekay not previously owned by us. Following such acquisition, we directly employ all of our officers and staff. Prior to such acquisition we employed a majority but not all of our staff. As at December 31, 2024, we employed approximately 2,000 (2023 - 2,000; 2022 - 2,100) seagoing staff serving on vessels owned or managed by us, and approximately 330 (2023 - 300; 2022 - 370) shore-based personnel.

We regard attracting and retaining motivated seagoing personnel as a top priority. Through our global manning organization comprised of offices in Manila, Philippines; Mumbai, India; and Sydney, Australia, we offer seafarers what we believe are competitive employment packages and comprehensive benefits. We also intend to provide opportunities for personal and career development, which relate to our philosophy of promoting internally. We are party to a collective bargaining agreement with the Philippine Seafarers’ Union and the National Union of Seafarers of India (NUSI), each of which is an affiliate of the International Transport Workers’ Federation (or ITF), and an agreement with ITF London that cover substantially all of the officers and seafarers that operate our vessels. We are also party to collective bargaining agreements with various Australian maritime unions that cover officers and seafarers employed through our Australian operations. We believe that our relationships with these labor unions are good, with long-term collective bargaining agreements that demonstrate commitment from both parties.

We believe that our commitment to training is fundamental to the development of the highest caliber of seafarers for marine operations. Our cadet/trainee training approach is designed to balance academic learning with hands-on training at sea. We have relationships with training institutions in India, Philippines, and China. After receiving formal instruction at one of these institutions, a cadet’s training continues onboard vessels. We also have a career development plan that was devised to ensure a continuous flow of qualified officers who are trained on our vessels and familiarized with our operational standards, systems and policies. We believe that high-quality crewing and training policies will play an increasingly important role in distinguishing larger independent shipping companies that have in-house or affiliate capabilities from smaller companies that must rely on outside ship managers and crewing agents on the basis of customer service and safety.
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of March 1, 2025, of our Class A common shares by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common shares. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power or (b) has the right to acquire as of April 30, 2025 (60 days after March 1, 2025) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Shares	Percent of Class A Common Shares Owned	Percent of Total Class A and Class B Common Shares Owned
All directors and executive officers as a group (9 persons) (1)	83,665	0.3%	0.2%
_______________________________
(1)Excludes Class A and Class B common shares beneficially owned by Teekay, which controls us. Please read "Item 7 – Major Shareholders and Related Party Transactions".

Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7.Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership, as of March 1, 2025, of our Class A and Class B common shares by each entity or group we know to beneficially own more than 5% of the outstanding Class A common shares and Class B common shares. Information for certain holders is based on their latest filings with the SEC. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, an entity or group beneficially owns any shares that the entity or group has the right to acquire as of April 30, 2025 (60 days after March 1, 2025) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Shares	Percent of Class A Common Shares Owned (3)	Class B Common Shares	Percent of Class B Common Shares Owned	Percent of Total Class A and Class B Common Shares Owned (3)
Teekay Corporation (1)	6,018,317	20.2%	4,625,997	100.0%	31.0%
Dimensional Fund Advisors LP (2)	1,979,775	6.7%	—	—	5.8%
(1)The voting power represented by shares beneficially owned by Teekay Corporation is 11.4% for its Class A common shares, 43.7% for its Class B common shares and 55.1% for its total Class A and Class B common shares.
(2)Dimensional Fund Advisors LP has sole dispositive power as to 1,979,775 Class A common shares and has sole voting power as to 1,878,887 of these Class A common shares. This information is based on the Schedule 13F filed with the SEC on February 13, 2025.
(3)Based on 29,756,185 Class A common shares and 4,625,997 Class B common shares outstanding as of March 1, 2025.

Our Class B common shares entitle the holder thereof to five votes per share, subject to a 49% aggregate Class B common share voting power maximum, while our Class A common shares entitle the holder thereof to one vote per share. Except as otherwise provided by the Bermuda Companies Act, holders of Class A common shares and Class B common shares vote together as a single class on all matters submitted to a vote of shareholders, including the election of directors. Teekay Corporation currently controls all of our outstanding Class B common shares and 6,018,317 Class A common shares. Because of our dual-class structure, Teekay Corporation may continue to control all matters submitted to our shareholders for approval even if it and its affiliates come to own significantly less than 50% of our outstanding common shares. Our Class B common shares will convert into Class A common shares on a one-for-one basis upon certain transfers thereof or if the aggregate number of outstanding Class A common shares and Class B common shares beneficially owned by Teekay Corporation and its affiliates falls below 15% of the aggregate number of outstanding common shares.

We are controlled by Teekay Corporation. We are not aware of any arrangements, the operation of which may at a subsequent date result in a change in control of us.
B.Related Party Transactions
Please read "Item 18 – Financial statements: Note 14 - Related Party Transactions" for additional information about these and various other related–party transactions.
Relationship with Teekay Corporation
Control
Through its ownership of our share capital, Teekay controls us. Please read “Major Shareholders” above.
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
•if Teekay Corporation or any of its other affiliates acquires knowledge of a potential Business Opportunity that may be deemed to constitute a corporate opportunity of both Teekay Corporation and us, then (i) none of Teekay Corporation or its affiliates or any of their officers or directors will have any duty to communicate or offer such Business Opportunity to us and (ii) Teekay Corporation may pursue or acquire such Business Opportunity for itself or direct such Business Opportunity to another person or entity; and
•any Business Opportunity of which any person who is an officer or director of Teekay Corporation (or any of its other affiliates) and of us becomes aware shall be a Business Opportunity of Teekay Corporation.

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

Our bye-laws also renounce in favor of Teekay Corporation business opportunities that may be attractive to both Teekay Corporation and us. This provision likewise effectively limits any fiduciary duties that we or our shareholders otherwise may be owed regarding these business opportunities by our directors and officers who also serve as directors or officers of Teekay Corporation or its other affiliates.
Certain of Teekay Tankers’ Executive Officers and Directors
Kenneth Hvid, our President and Chief Executive Officer, is also the President and Chief Executive Officer as well as a member of the Board of Directors of Teekay Corporation.

Brody Speers, our Chief Financial Officer, is also the Chief Financial Officer of Teekay Corporation.

Heidi Locke Simon, Chair of our board, is also Chair of Teekay Corporation's Board of Directors and serves as the chair of its Audit Committee.

Rudolph Krediet, a member of our board, is a member of Teekay Corporation's Board of Directors and serves as the Chair of its Nominating, Governance and Compensation Committee. He also serves as a partner at Anholt Services (USA) Inc., a wholly-owned subsidiary of Kattegat Trust and which oversees the trust's globally diversified investment portfolio.

Poul Karlshoej, a member of our board, is a member of Teekay Corporation's Board of Directors and serves as a member of its Nominating, Governance and Compensation Committee. He is also a consultant at Anholt Services (USA), Inc. and serves on its Investment Committee. Poul is a member and director of Path Spirit Limited, the trust protector of the Kattegat Trust, together with his father, Axel Karlshoej, Teekay Corporation's former Chairman Emeritus.

Peter Antturi, a member of our Board, is a member of Teekay Corporation's Board of Directors and serves as a member of its Nominating, Governance and Compensation Committee. He also serves as an executive officer and director of Resolute, as well as other subsidiaries and affiliates of Kattegat Limited.

Upon our acquisition effective December 31, 2024 of the Acquired Operations, our executive officers became employees of our subsidiaries. Previously, as employees of Teekay Corporation, their compensation (other than any awards under our long-term incentive plans) was set and paid by Teekay Corporation or such other applicable subsidiaries. Pursuant to an agreement with Teekay Corporation, we reimbursed Teekay Corporation or its applicable subsidiaries for time spent by our executive officers on our management matters.
Acquisitions and Divestment
In December 2024, we acquired the Acquired Operations, including the transfer to us of Teekay's supplemental retirement defined contribution plan liability, which relates to the management service companies that we acquired.

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

In January 2014, we and Teekay Corporation jointly created TIL, for it to opportunistically acquire, operate, and sell modern second-hand tankers, and TIL completed a private equity placement in which we and Teekay Corporation co-invested. In addition, we each received a stock purchase warrant to acquire up to an additional 750,000 shares of TIL’s common stock. In November 2017, we completed a merger with TIL by acquiring all of the remaining 27.0 million issued and outstanding common shares of TIL, by way of a share-for-share exchange resulting in TIL becoming our wholly-owned subsidiary. The warrant was canceled upon the completion of such transaction. In connection with our acquisition of TIL in November 2017, our Manager waived the management services fees payable under the existing TIL management agreement to the extent such fees exceeded the fees payable under the existing Management Agreement between us and the Manager, but the Manager did not waive the transaction fee that is payable in the event of any sale of vessels owned by TIL subsidiaries as of the date of the TIL merger, which fee is equal to 1.0% of the aggregate consideration payable to us, TIL or its subsidiaries pursuant to a sale contract. Pursuant to the transfer of the Manager to us effective December 31, 2024 as part of our acquisition of the Acquired Operations, any transaction fees payable under this arrangement will henceforth be paid to Teekay or its affiliates, as the case may be.
Registration Rights Agreement
In connection with our initial public offering, we entered into a registration rights agreement with Teekay Corporation pursuant to which we granted Teekay Corporation and its affiliates certain registration rights with respect to our Class A and Class B common shares owned by them. Pursuant to the agreement, Teekay Corporation has the right, subject to certain terms and conditions, to require us, on up to three separate occasions, to register under the U.S. Securities Act of 1933, as amended, Class A common shares, including Class A common shares issuable upon conversion of Class B common shares, held by Teekay Corporation and its affiliates for offer and sale to the public (including by way of underwritten public offering) and incidental or “piggyback” rights permitting participation in certain registrations of our common shares. We have agreed to pay all registration expenses, including the reasonable fees and expenses of one counsel on behalf of the holders of the securities to be registered, but excluding any underwriting discounts or commissions attributable to the sale of Class A common shares.

Management Agreements
Management Agreement with Manager. We are a party to a long-term Management Agreement with our Manager, Teekay Services Limited, one of our subsidiaries. The Manager was acquired by us from Teekay on December 31, 2024 as part of the Acquired Operations, and previously provided services to us as a subsidiary of Teekay.

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

For additional information about these services and fees, please see "Item 18 – Financial Statements: Note 14 – Related Party Transactions".

Management Agreements with Teekay Corporation. In addition to the Management Agreement, we and our subsidiaries have entered into management services agreements with Teekay and its affiliates pursuant to which we provide services to Teekay and its affiliates other than us in return for a management fee paid to us by Teekay. As of December 31, 2024, Teekay's executive officers are employed by our subsidiaries and they provide services to Teekay pursuant to these agreements, with the compensation of those executive officers (other than any awards under Teekay's long-term incentive plan) being set and paid by us or our subsidiaries. Teekay will reimburse us for time spent by the executive officers on Teekay's management matters. This reimbursement is a component of the management fee Teekay will pay to us pursuant to the management services agreements.
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
Dividend Policy
In May 2023, our Board approved a capital allocation policy under which Teekay Tankers declared a regular, fixed quarterly cash dividend of $0.25 per common share, with the initial dividend having been declared and paid for the quarter ended March 31, 2023. In addition, our Board declared and paid a special cash dividend of $1.00 per common share in May 2023 and another special cash dividend of $2.00 per common share in May 2024.

The timing and amount of additional future dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, the requirements of Bermuda law, restrictions in financing agreements and other factors deemed relevant by our Board.
Significant Changes
Please read "Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2024 and Early 2025” and “Item 18 – Financial Statements: Note 22 - Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2024.
Item 9.The Offer and Listing
Our Class A common shares are listed on the NYSE under the symbol “TNK”. Our Class B common shares are held entirely by Teekay and are not listed on any stock exchange.
Item 10.Additional Information
Memorandum of Continuance and Bye-laws
Our Memorandum of Continuance and Bye-laws have been filed as Exhibit 3.3 and Exhibit 3.4, respectively, to our Registration Statement on Form F-4 (Registration No. 333-281340) filed with the SEC on August 7, 2024, and are hereby incorporated by reference into this Annual Report.

The rights, preferences and restrictions attaching to each class of our shares are described in Amendment No. 1 to our Registration Statement on Form 8-A/A (entitled "Description of Registrant's Securities to be Registered") (File No. 1-33867), filed with the SEC on October 1, 2024, and are hereby incorporated by reference into this Annual Report.

Material Contracts
The contracts included as exhibits to this annual report are the contracts we consider to be both material and not entered into in the ordinary course of business. A description of our revolving credit facility is included in “Item 18 – Financial Statements: Note 9 - Long-Term Debt.”
Exchange Controls and Other Limitations Affecting Security Holders
There are no restrictions on the transfer of our common shares, except as may be required by law. The consent of the Bermuda Monetary Authority (or BMA) must be sought for the issue and free transferability of all of our shares to and between persons resident and non-resident of Bermuda for exchange control purposes, provided that such shares remain listed on an appointed stock exchange. The Company's Class A common shares are currently listed on an appointed stock exchange, the NYSE. We have received a general permission from the BMA to issue any unissued common shares, and for the free transferability of the common shares as long as our common shares are listed on the NYSE. Our common shares may therefore be freely transferred among persons who are non-residents of Bermuda.

Although we are incorporated in Bermuda, we are classified as non-resident of Bermuda for exchange control purposes by the BMA. Other than transferring Bermuda Dollars out of Bermuda, there are no restrictions on our ability to transfer funds into and out of Bermuda or to pay dividends to U.S. residents who are holders of our common shares or other non-resident holders of our common shares in currency other than Bermuda Dollars.
Material United States Federal Income Tax Considerations
The following is a discussion of certain material U.S. federal income tax considerations that may be relevant to shareholders. This discussion is based upon provisions of the U.S. Internal Revenue Code of 1986, as amended (or the Code), legislative history, applicable U.S. Treasury Regulations (or Treasury Regulations), judicial authority and administrative interpretations, all as in effect on the date of this Annual Report, and which are subject to change, possibly with retroactive effect, or are subject to different interpretations. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to “we,” “our” or “us” are references to Teekay Tankers Ltd.

This discussion is limited to shareholders who hold their common shares as a capital asset for tax purposes. This discussion does not address all tax considerations that may be important to a particular shareholder in light of the shareholder’s circumstances, or to certain categories of shareholders that may be subject to special tax rules, such as:

•dealers in securities or currencies,
•traders in securities that have elected the mark-to-market method of accounting for their securities,
•persons whose functional currency is not the U.S. dollar,
•persons holding our common shares as part of a hedge, straddle, conversion or other “synthetic security” or integrated transaction,
•certain U.S. expatriates,
•financial institutions,
•insurance companies,
•persons subject to the alternative minimum tax,
•persons that actually or under applicable constructive ownership rules own 10% or more of our shares (by vote or value), and
•entities that are tax-exempt for U.S. federal income tax purposes.

If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partners in partnerships holding our common shares should consult their tax advisors to determine the appropriate tax treatment of the partnership’s ownership of our common shares.

This discussion does not address any U.S. estate tax considerations or tax considerations arising under the laws of any state, local or non-U.S. jurisdiction. Each shareholder is urged to consult its tax advisor regarding the U.S. federal, state, local, non-U.S. and other tax consequences of the ownership or disposition of our common shares.
United States Federal Income Taxation of U.S. Holders
As used herein, the term U.S. Holder means a beneficial owner of our common shares that is, for U.S. federal income tax purposes: (i) a U.S. citizen or U.S. resident alien (or a U.S. Individual Holder), (ii) a corporation or other entity taxable as a corporation, that was created or organized under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, or (iv) a trust that either is subject to the supervision of a court within the U.S. and has one or more U.S. persons with authority to control all of its substantial decisions or has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Distributions
We are taxed as a corporation for U.S. federal income tax purposes. Subject to the discussion of passive foreign investment companies (or PFICs) below, any distributions made by us with respect to our common shares to a U.S. Holder generally will constitute dividends, which may be taxable as ordinary income or “qualified dividend income” as described in more detail below, to the extent of our current and accumulated earnings and profits allocated to the U.S. Holder's common shares, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits allocated to the U.S. Holder's common shares will be treated first as a non-taxable return of capital to the extent of the U.S. Holder’s tax basis in our common shares and thereafter as capital gain, which will be either long-term or short-term capital gain depending upon whether the U.S. Holder has held the common shares for more than one year. U.S. Holders that are corporations for U.S. federal income tax purposes generally will not be entitled to claim a dividends received deduction with respect to any distributions they receive from us. For purposes of computing allowable foreign tax credits for U.S. federal income tax purposes, dividends received with respect to our common shares will be treated as foreign source income and generally will be treated as “passive category income.”

Subject to holding period requirements and certain other limitations, dividends received with respect to our common shares by a U.S. Holder who is an individual, trust or estate (or a Non-Corporate U.S. Holder) will be treated as “qualified dividend income” that is taxable to such Non-Corporate U.S. Holder at preferential capital gain tax rates provided that we are not classified as a PFIC for the tax year during which the dividend is paid or the immediately preceding tax year (we intend to take the position that we are not now and have never been, classified as a PFIC, as discussed below). Any dividends received with respect to our common shares not eligible for these preferential rates will be taxed as ordinary income to a Non-Corporate U.S. Holder.

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of common shares if the amount of the dividend is equal to or in excess of 10% of a common shareholder’s adjusted tax basis (or fair market value in certain circumstances) in such common shares. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common shares will be treated as long–term capital loss to the extent of the amount of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common shares.
Sale, Exchange or Other Disposition of Common Shares
Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (i) long–term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short term capital gain or loss otherwise and (ii) U.S. source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including capital gains from the sale or other disposition of shares. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their disposition of our common shares.
Consequences of Possible PFIC Classification
A non-U.S. entity treated as a corporation for U.S. federal income tax purposes will be treated as a PFIC in any tax year in which, after taking into account the income and assets of the corporation and, pursuant to a “look through” rule, any other corporation or partnership in which the corporation directly or indirectly owns at least 25% of the shares or equity interests (by value) and any partnership in which the corporation directly or indirectly owns less than 25% of the equity interests (by value) to the extent the corporation satisfies an "active partner" test and does not elect out of "look through" treatment, either: (i) at least 75% of its gross income is “passive” income (or the PFIC income test); or (ii) at least 50% of the average value of its assets is attributable to assets that produce or are held for the production of passive income. For purposes of these tests, “passive income” includes dividends, interest, gains from the sale or exchange of investment property and rents and royalties other than rents and royalties that are received from unrelated parties in connection with the active conduct of a trade or business. By contrast, income derived from the performance of services does not constitute “passive income.”

With respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look-through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including legal uncertainties arising from the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the Code. However, the IRS stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Moreover, the market value of our shares may be treated as reflecting the value of our assets at any given time. Therefore, a decline in the market value of our shares, which is not within our control, may impact the determination of whether we are a PFIC. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given, however, that the IRS or a court of law, will accept our position or that we would not constitute a PFIC for the 2025 tax year or for any future tax year if there were to be changes in our or our look-through subsidiaries’ assets, income or operations.

As discussed more fully below, if we were to be treated as a PFIC for any tax year, a U.S. Holder generally would be subject to different taxation rules depending on whether the U.S. Holder makes a timely and effective election to treat us as a “qualified electing fund” (or a QEF election). As an alternative to making a QEF election, a U.S. Holder should be able to make a “mark–to–market” election with respect to our common shares, as discussed below.

Taxation of U.S. Holders Making a Timely QEF Election. A U.S. Holder who makes a timely QEF election (or an Electing Holder) must report the Electing Holder’s pro rata share of our ordinary earnings and net capital gain, if any, for each tax year for which we are a PFIC that ends with or within the Electing Holder’s tax year, regardless of whether or not the Electing Holder received distributions from us in that year. Such income inclusions would not be eligible for the preferential tax rates applicable to qualified dividend income. The Electing Holder’s adjusted tax basis in our common shares will be increased to reflect taxed but undistributed earnings and profits. Distributions of earnings and profits that were previously taxed will result in a corresponding reduction in the Electing Holder’s adjusted tax basis in our common shares and will not be taxed again once distributed. An Electing Holder generally will recognize capital gain or loss on the sale, exchange or other disposition of our common shares. A U.S. Holder makes a QEF election with respect to any year that we are a PFIC by filing IRS Form 8621 with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions).

If a U.S. Holder has not made a timely QEF election with respect to the first year in the U.S. Holder’s holding period of our common shares during which we qualified as a PFIC, the U.S. Holder may be treated as having made a timely QEF election by filing a QEF election with the U.S. Holder’s timely filed U.S. federal income tax return (including extensions) and, under the rules of Section 1291 of the Code, a “deemed sale election” to include in income as an “excess distribution” (described below) the amount of any gain that the U.S. Holder would otherwise recognize if the U.S. Holder sold the U.S. Holder’s common shares on the “qualification date.” The qualification date is the first day of our tax year in which we qualified as a “qualified electing fund” with respect to such U.S. Holder. In addition to the above rules, under very limited circumstances, a U.S. Holder may make a retroactive QEF election if the U.S. Holder failed to file the QEF election documents in a timely manner. If a U.S. Holder makes a timely QEF election for one of our tax years, but did not make such election with respect to the first year in the U.S. Holder’s holding period of our common shares during which we qualified as a PFIC and the U.S. Holder did not make the deemed sale election described above, the U.S. Holder also will be subject to the more adverse rules described below.

A U.S. Holder’s QEF election will not be effective unless we annually provide the U.S. Holder with certain information concerning our income and gain, calculated in accordance with the Code, to be included with the U.S. Holder’s U.S. federal income tax return. We have not provided our U.S. Holders with such information in prior tax years and, at the present time, we do not intend to provide such information in the current tax year as we have not been and do not expect to be treated as a PFIC for 2025. Accordingly, U.S. Holders will not be able to make an effective QEF election at this time. If we determine that we are or will be a PFIC for any tax year, we will provide U.S. Holders with the information necessary to make an effective QEF election with respect to our common shares.

Taxation of U.S. Holders Making a “Mark–to–Market” Election. If we were to be treated as a PFIC for any tax year and, as we anticipate, our Class A common shares were treated as “marketable shares,” then, as an alternative to making a QEF election, a U.S. Holder would be allowed to make a “mark-to-market” election with respect to our Class A common shares, provided the U.S. Holder completes and files IRS Form 8621 in accordance with the relevant instructions and related Treasury Regulations. If that election is made for the first year a U.S. Holder holds or is deemed to hold our Class A common shares and for which we are a PFIC, the U.S. Holder generally would include as ordinary income in each tax year that we are a PFIC the excess, if any, of the fair market value of the U.S. Holder’s Class A common shares at the end of the tax year over the U.S. Holder’s adjusted tax basis in the Class A common shares.

The U.S. Holder also would be permitted an ordinary loss in respect of the excess, if any, of the U.S. Holder’s adjusted tax basis in the Class A common shares over the fair market value thereof at the end of the tax year that we are a PFIC, but only to the extent of the net amount previously included in income as a result of the mark-to-market election. A U.S. Holder’s tax basis in our Class A common shares would be adjusted to reflect any such income or loss recognized. Gain recognized on the sale, exchange or other disposition of our Class A common shares in tax years that we are a PFIC would be treated as ordinary income, and any loss recognized on the sale, exchange or other disposition of our Class A common shares in tax years that we are a PFIC would be treated as ordinary loss to the extent that such loss does not exceed the net mark-to-market gains previously included in income by the U.S. Holder. Because the mark-to-market election only applies to marketable shares, it would not apply to a U.S. Holder’s indirect interest in any of our subsidiaries that were also determined to be PFICs.

If a U.S. Holder makes a mark-to-market election for one of our tax years and we were a PFIC for a prior tax year during which such U.S. Holder held our Class A common shares and for which (i) we were not a QEF with respect to such U.S. Holder and (ii) such U.S. Holder did not make a timely mark-to-market election, such U.S. Holder would also be subject to the more adverse rules described below in the first tax year for which the mark-to-market election is in effect and also to the extent the fair market value of the U.S. Holder’s Class A common shares exceeds the U.S. Holder’s adjusted tax basis in the Class A common shares at the end of the first tax year for which the mark-to-market election is in effect.

Taxation of U.S. Holders Not Making a Timely QEF or Mark–to–Market Election. If we were to be treated as a PFIC for any tax year, a U.S. Holder who does not make either a QEF election or a “mark–to–market” election for that year (or a Non-Electing Holder) would be subject to special rules resulting in increased tax liability with respect to (i) any “excess distribution” (i.e., the portion of any distributions received by the Non–Electing Holder on our common shares in a tax year in excess of 125% of the average annual distributions received by the Non–Electing Holder in the three preceding tax years, or, if shorter, the Non–Electing Holder’s holding period for our common shares), and (ii) any gain realized on the sale, exchange or other disposition of our common shares. Under these special rules:

•the excess distribution or gain would be allocated ratably over the Non-Electing Holder’s aggregate holding period for our common shares;
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

Additionally, for each year during which a U.S. Holder holds our common shares, we are a PFIC, and the total value of all PFIC shares that such U.S. Holder directly or indirectly holds exceeds certain thresholds, such U.S. Holder will be required to file IRS Form 8621 with its annual U.S. federal income tax return to report its ownership of our common shares. In addition, if a Non–Electing Holder who is an individual, dies while owning our common shares, such Non-Electing Holder’s successor generally would not receive a step–up in tax basis with respect to such common shares.

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
U.S. Return Disclosure Requirements for U.S. Individual Holders
U.S. Individual Holders who hold certain specified foreign financial assets, including shares in a foreign corporation that is not held in an account maintained by a financial institution with an aggregate value in excess of $50,000 on the last day of a tax year, or $75,000 at any time during that tax year, may be required to report such assets on IRS Form 8938 with their U.S. federal income tax return for that tax year. This reporting requirement does not apply to U.S. Individual Holders who report their ownership of our common shares under the PFIC annual reporting rules described above. Penalties apply for failure to properly complete and file IRS Form 8938. U.S. Individual Holders are encouraged to consult with their tax advisors regarding the possible application of this disclosure requirement to their investment in our common shares.
United States Federal Income Taxation of Non-U.S. Holders
A beneficial owner of our common shares (other than a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder is a Non-U.S. Holder.
Distributions
In general, a Non-U.S. Holder will not be subject to U.S. federal income tax on distributions received from us with respect to our common shares unless the distributions are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the U.S.). If a Non-U.S. Holder is engaged in a trade or business within the U.S. and the distributions are deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the U.S.), the Non-U.S. Holder generally will be subject to U.S. federal income tax on those distributions in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such distributions.
Sale, Exchange or Other Disposition of Common Shares
In general, a Non-U.S. Holder is not subject to U.S. federal income tax on any gain resulting from the disposition of our common shares unless (i) such gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the U.S. (and, if required by an applicable income tax treaty, is attributable to a permanent establishment that the Non-U.S. Holder maintains in the U.S.) or (ii) the Non-U.S. Holder is an individual who is present in the U.S. for 183 days or more during the tax year in which such disposition occurs and meets certain other requirements. If a Non-U.S. Holder is engaged in a trade or business within the U.S. and the disposition of our common shares are deemed to be effectively connected to that trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment that the Non-U.S. Holder maintains in the U.S.), the Non-U.S. Holder generally will be subject to U.S. federal income tax on the resulting gain in the same manner as if it were a U.S. Holder. In addition, a Non-U.S. Holder that is a foreign corporation for U.S. federal income tax purposes may be subject to branch profits tax at a rate of 30% (or lower applicable treaty rate) on the after-tax earnings and profits attributable to such gain.
Information Reporting and Backup Withholding
In general, distributions taxable as dividends with respect to, or the proceeds from a sale, redemption or other taxable disposition of, our common shares held by a Non–Corporate U.S. Holder will be subject to information reporting requirements, unless such distribution taxable as a dividend is paid and received outside the U.S. by a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations), or such proceeds are effected through an office outside the U.S. of a broker that is considered a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations). These amounts also generally will be subject to backup withholding if the Non-Corporate U.S. Holder:

•fails to timely provide an accurate taxpayer identification number;
•is notified by the IRS that it has failed to report all interest or distributions required to be shown on its U.S. federal income tax returns; or
•in certain circumstances, fails to comply with applicable certification requirements.

Information reporting and backup withholding generally will not apply to distributions taxable as dividends on our shares to a Non-U.S. Holder if such dividend is paid and received outside the U.S. by a non-U.S. payor or non-U.S. middleman (within the meaning of U.S. Treasury Regulations) or the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8EXP, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

Payment of proceeds to a Non-U.S. Holder from a sale, redemption or other taxable disposition of our shares to or through the U.S. office of a broker, or through a broker that is considered a U.S. payor or U.S. middleman (within the meaning of U.S. Treasury Regulations), generally will be subject to information reporting and backup withholding, unless the Non-U.S. Holder properly certifies under penalties of perjury as to its non-U.S. status (generally on IRS Form W-8BEN, W-8BEN-E, W-8ECI or W-8EXP, as applicable) and certain other conditions are met or the Non-U.S. Holder otherwise establishes an exemption.

Backup withholding is not an additional tax. Rather, a Non-Corporate U.S. Holder or Non-U.S. Holder generally may obtain a credit for any amount withheld against its liability for U.S. federal income tax (and obtain a refund of any amounts withheld in excess of such liability) by accurately completing and timely filing a U.S. federal income tax return with the IRS.
Non-United States Tax Considerations
Bermuda Tax Considerations
Following the redomiciliation of Teekay and Teekay Tankers to Bermuda on October 1, 2024, the provisions of the Bermuda CIT Act apply from January 1, 2025 to Teekay Tankers Bermuda Constituent Entity Group on the assessment of income, profits, withholding, capital gains or capital transfers, which may result in a tax being payable, depending on the nature of such profits and/or income. Under current Bermuda tax law (including the Bermuda CIT Act), there are no withholding taxes payable in Bermuda on dividends distributed by us to our shareholders. As of the date of this Annual Report, based on the current laws of Bermuda, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our shares where the shareholders are not citizens of and do not reside in, maintain offices in or engage in business in Bermuda.

It is the responsibility of each shareholder to investigate the legal and tax consequences, under the laws of pertinent jurisdictions, including Bermuda, of such shareholder's investment in us. Accordingly, each shareholder is urged to consult a tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each shareholder to file all state, local and non-U.S., as well as U.S. federal tax returns that may be required of such shareholder.
Documents on Display
Documents concerning us that are referred to herein may be accessed on our website under "Investors - Teekay Tankers Ltd. - Financials & Presentations" from the home page of our website at www.teekay.com or may be inspected at our principal executive offices at 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda. Those documents electronically filed via the SEC’s Electronic Data Gathering, Analysis, and Retrieval system may also be obtained from the SEC’s website at www.sec.gov, free of charge.
Item 11.Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from foreign currency fluctuations, equity price risk related to marketable securities, changes in interest rates, credit risk associated with the counterparties that hold our cash and cash equivalents and changes in spot tanker market rates. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future. We use interest rate swaps to manage interest rate risks. We do not use these financial instruments for trading or speculative purposes.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, virtually all our revenues and the majority of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Australian Dollar, Canadian Dollar, Singapore Dollar, British Pound, Euro, Philippine Peso and Japanese Yen. There is a risk that currency fluctuations will have a negative effect on the value of cash flows. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2024 or 2023.
Equity Price Risk
Our investment in marketable securities is exposed to equity price fluctuations that could have an impact on the fair value of the investment. As of December 31, 2024, a 10% increase or decrease in the market price of marketable securities held by us would have increased or decreased the fair value of our investment and net income by approximately $2.2 million, prior to taxes.
Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on SOFR plus a margin. Significant increases in interest rates could adversely affect operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. As at December 31, 2024, no balance was drawn from our revolving credit facility.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by

Moody’s at the time of the transactions. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk. As at December 31, 2024, we were not committed to any interest rate swap agreements.

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
Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time, we may use forward freight agreements as a tool to protect against changes in spot tanker market rates. Forward freight agreements are contracts used to buy or sell a fixed volume of freight on specified trade routes. Forward freight agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at December 31, 2024, we were not committed to any forward freight agreements.
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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer (as Principal Executive Officer and Principal Financial Officer, respectively). Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2024.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management determined that internal control over financial reporting was effective as of December 31, 2024.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and our internal control over financial reporting as of December 31, 2024. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.
Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended December 31, 2024 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
Item 16A. Audit Committee Financial Expert
The Board has determined that Director and Chair of the Audit Committee, Alan Semple, qualifies as an audit committee financial expert and is independent under applicable NYSE and SEC standards.
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
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2024 and 2023 was KPMG LLP, an independent registered public accounting firm. The following table shows the fees we were billed for audit services provided by KPMG LLP.

Fees (in thousands of U.S. dollars)	2024	2023
Audit Fees (1)	1,013	904
Total	1,013	904
(1)Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, reviews of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.

No other services were provided to us by the auditors during 2024 or 2023.

The Audit Committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountants in 2024 and 2023.

In fiscal 2024, our Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of SEC Rule 2-01 of Regulation S-X, with the exception of financial statement preparation services relating to the statutory audits of certain of our subsidiaries, the fees for which represented less than 10% of total fees for fiscal 2024.
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
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections
Not applicable.

Item 16J. Insider Trading
We have adopted an insider trading policy (or Insider Trading Policy), which outlines procedures governing the purchase, sale, and other dispositions of the Company's securities by directors, officers, employees and consultants that are reasonably designed to promote compliance with applicable insider trading laws, rules and regulations, including the applicable listing standards of the NYSE. The Insider Trading Policy has been filed as Exhibit 11.1 to this Annual Report.

Teekay has also adopted an insider trading policy, which, in part, covers trading by directors, officers, employees and employees of Teekay of the Company's securities.

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

Governance

The Board has delegated responsibility for oversight of information systems and security (including cybersecurity) to the Audit Committee, which also supports the Board in overseeing aspects of the Company’s ERM Program. As a matter of course, the Audit Committee is informed of any cybersecurity incidents dealt with under the Incident Response Plan as part of the routine reporting by management to the Audit Committee on matters under its purview. The Audit Committee reviews and discusses with management the Company’s major risk exposures related to information systems and security (including cybersecurity), and the steps management has taken to mitigate, monitor and control any such exposures. The Audit Committee also receives regular briefings from the CIO, who is supported by the Cybersecurity Director, on the Company’s and the Teekay Group’s readiness to deal with any information system security threats and incidents and the effectiveness of our cybersecurity program. The Audit Committee reports to the Board on significant issues that arise with respect to information systems and security (including cybersecurity) affecting the Teekay Group as the committee deems appropriate. The Chair of the Audit Committee has completed the CERT Certificate in Cyber-Risk Oversight offered by the National Association of Corporate Directors.

The CIO leads all components of our IT functions. Our CIO has over 16 years of IT experience with the Teekay Group and has had a broad range of assignments across all areas of IT delivery, operations and management. The Cybersecurity Director, reporting to the CIO, is directly responsible for our cybersecurity program, including day-to-day cybersecurity operations (such as prevention, detection, mitigation and remediation of cybersecurity incidents), as well as supporting the development of our cybersecurity planning. Our Cybersecurity Director has over 13 years of experience in IT and cybersecurity. Prior to joining the Teekay Group, our Cybersecurity Director held various leadership roles in IT, including architecture, infrastructure management and security, and enterprise platform management.

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

When responding to a potential cybersecurity incident pursuant to the Incident Response Plan, the Chief Financial Officer and General Counsels, in consultation with the CIO, determine the timing and extent of the Audit Committee’s specific oversight responsibilities in light of its role in providing general oversight of cybersecurity matters. The Audit Committee will be promptly notified if a cybersecurity incident were to occur and is determined to be material or potentially material by our senior management and incident response team.

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

Item 19.Exhibits
The following exhibits are filed as part of this Annual Report:

1.1	Memorandum of Continuance of Teekay Tankers Ltd. (1)
1.2	Bye-laws of Teekay Tankers Ltd. (1)
2.1	Description of Securities Registered Under Section 12 of the Exchange Act. (2)
4.1	Contribution, Conveyance and Assumption Agreement (relating to the pursuit by Teekay Corporation Ltd. and its affiliates of certain business opportunities). (3)
4.2
Deed of Novation and Amendment dated as of November 1, 2021, with respect to the Management Agreement, as amended or supplemented by Amendment No. 1 dated as of May 7, 2009, Amendment No. 2 dated as of September 21, 2010, Amendment No. 3 dated as of January 1, 2011, Addendum to Management Agreement dated March 23, 2016, Amendment No. 4(a) dated as of August 18, 2016, Amendment No.4 dated as of March 31, 2019 and the Second Addendum to Management Agreement dated effective January 1, 2020. (5)

4.3	Gross Revenue Sharing Pool Agreement dated as of December 2007 between Teekay Corporation, Teekay Tankers Ltd. and Teekay Chartering Limited. (3)
4.4	Teekay Tankers Ltd. 2007 Long-Term Incentive Plan. (4)
4.5	Teekay Tankers Ltd. 2023 Long-Term Incentive Plan. (4)
4.6	Registration Rights Agreement between Teekay Tankers Ltd. and Teekay Corporation Ltd. (3)
4.7
Deed of Novation and Amendment dated as of November 1, 2021, with respect to the Commercial Management Services Agreement dated as of February 29, 2008, between Teekay Tankers Management Services Ltd. and Teekay Chartering Limited. (5)

4.8	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investments Ltd. (6)
4.9	Secured Revolving Credit Facility Agreement dated January 28, 2020 between Teekay Tankers Ltd., Nordea Bank AB and various other banks, for a $532.8 million long-term debt facility. (7)
4.10	Secured Revolving Credit Facility Agreement dated May 3, 2023 between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch and various other banks, for a $350.0 million long-term debt facility. (8)
8.1	List of Subsidiaries of Teekay Tankers Ltd. *
11.1	Insider Trading Policy *
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer. *
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer. *
13.1	Teekay Tankers Ltd. Certification of Kenneth Hvid, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
13.2	Teekay Tankers Ltd. Certification of Brody Speers, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
15.1	Consent of KPMG LLP, as independent registered public accounting firm. *
97	Teekay Tankers Ltd. Incentive Compensation Recovery Policy. (5)

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because the XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS).
___________________________
*    Filed herewith.
**    Furnished herewith.
(1)Previously filed as Exhibits 3.3 and 3.4 to the Company’s Registration Statement on Form F-4 (Registration No. 333-281340) filed with the SEC on August 7, 2024, as applicable, and hereby incorporated by reference to such Registration Statement.
(2)Previously filed as Amendment No. 1 to our Registration Statement on Form 8-A/A (File No. 001-33867) filed with the SEC on October 1, 2024, and hereby incorporated by reference to such Registration Statement.
(3)Previously filed as Exhibits 10.1, 10.3 and 4.1 to the Company’s Amendment No. 1 to the Registration Statement on Form F-1 (Registration No. 33-147798), filed with the SEC on December 11, 2007, as applicable, and hereby incorporated by reference to such Amendment No. 1 to Registration Statement.
(4)Previously filed as Exhibits 99.1 and 99.2 to the Company’s Registration Statement on Form S-8 (Registration No. 333-282449) filed with the SEC on October 1, 2024, as applicable, and hereby incorporated by reference to such Registration Statement.

(5)Previously filed as Exhibits 4.2, 4.7 and 97 to the Company's Report on Form 20-F (File No. 001-33867) filed with the SEC on March 15, 2024, as applicable, and hereby incorporated by reference to such Report.
(6)Previously filed as Exhibit 4.11 to the Company’s Report on Form 6-K (File No. 001-33867) filed with the SEC on November 30, 2010, and hereby incorporated by reference to such Report.
(7)Previously filed as Exhibit 4.23 to the Company's Report on Form 20-F (File No. 001-33867) filed with the SEC on April 15, 2020, and hereby incorporated by reference to such Report.
(8)Previously filed as Exhibit 4.10 to the Company's Report on Form 6-K (File No. 001-33867) filed with the SEC on May 12, 2023, and hereby incorporated by reference to such Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY TANKERS LTD.

Date: March 14, 2025	By:	/s/ Brody Speers
Brody Speers
Chief Financial Officer
(Principal Financial and Accounting Officer)

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders
Teekay Tankers Ltd.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 14, 2025 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.
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
Indicators of Impairment for Vessels and Equipment
As discussed in Note 1 to the consolidated financial statements, at each reporting date, the Company evaluates vessels and equipment that are intended to be held and used in the Company’s business for impairment when events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life, the carrying value of the asset is reduced to its estimated fair value. The Company’s evaluation of events or circumstances that may indicate impairment include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which are primarily influenced by the estimation of future charter rates for vessels. The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2024 was $1,132,109 thousand. The Company did not identify any indicators of impairment as of December 31, 2024 for its vessels and equipment.
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
March 14, 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Teekay Tankers Ltd.

Opinion on Internal Control Over Financial Reporting
We have audited Teekay Tankers Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 14, 2025 expressed an unqualified opinion on those consolidated financial statements.
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

/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
March 14, 2025

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (notes 1 and 3)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
REVENUES
Voyage charter revenues (note 4)	1,066,963	1,321,487	1,039,262
Time-charter revenues (note 4)	25,915	31,149	14,738
Other revenues (notes 4)	136,458	121,063	123,956
Total revenues	1,229,336	1,473,699	1,177,956

Voyage expenses	(405,546)	(474,371)	(495,604)
Vessel operating expenses	(261,114)	(249,273)	(249,976)
Charter hire expenses (note 10)	(74,795)	(70,836)	(27,374)
Depreciation and amortization	(93,582)	(97,551)	(99,033)
General and administrative expenses	(46,604)	(43,667)	(41,112)
Gain on sale and write-down of assets (note 15)	38,080	10,360	8,888
Restructuring charges (note 16)	(5,632)	(1,597)	(9,922)
Income from operations	380,143	546,764	263,823

Interest expense	(7,472)	(27,713)	(35,752)
Interest income	24,076	10,952	1,460
Realized and unrealized gain on derivative instruments (note 11)	—	449	5,179
Equity income (note 6)	2,767	3,432	244
Other income (expense) (note 17)	4,558	(1,402)	2,709
Net income before income tax	404,072	532,482	237,663
Income tax expense (note 18)	(405)	(12,592)	(2,236)
Net income	403,667	519,890	235,427

Per common share amounts (note 19)
• Basic earnings per share	$11.73	$15.22	$6.92
• Diluted earnings per share	$11.63	$15.04	$6.87
• Cash dividends declared	$3.00	$1.75	—

Weighted-average number of Class A and Class B common shares outstanding (note 19)
• Basic	34,406,223	34,159,818	33,997,579
• Diluted	34,705,472	34,568,160	34,287,075
Related party transactions (note 14)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (notes 1 and 3)
(in thousands of U.S. dollars)

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Net income	403,667	519,890	235,427
Other comprehensive income related to Entities under Common Control (note 3):
Other comprehensive income before reclassification
Pension adjustments, net of taxes	—	20	1,024
Amount reclassified from accumulated other comprehensive loss
Realized loss on pension adjustment	—	1,952	—
Other comprehensive income	—	1,972	1,024
Comprehensive income	403,667	521,862	236,451
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 3)
(in thousands of U.S. dollars)

	As at December 31, 2024 $	As at December 31, 2023 $
ASSETS
Current
Cash and cash equivalents	511,888	391,464
Restricted cash - current (note 20)	3,673	691
Marketable securities (notes 12 and 17)	22,442	—
Accounts receivable, net of allowance of $5.3 million (2023 - $6.3 million)	82,440	114,647
Assets held for sale	—	11,910
Due from affiliates (note 14)	5,230	9,908
Bunker and lube oil inventory	45,990	53,219
Prepaid expenses	12,800	15,112
Accrued revenue (note 4)	57,605	70,026
Other current assets (note 7)	5,873	—
Total current assets	747,941	666,977
Vessels and equipment
At cost, less accumulated depreciation of $570.9 million (2023 - $440.9 million) (notes 9, 15 and 22)	1,132,109	929,237
Vessels related to finance leases, at cost, less accumulated depreciation of $nil (2023 - $92.4 million) (notes 10 and 15)	—	228,973
Operating lease right-of-use assets (notes 10 and 15)	52,162	76,314
Total vessels and equipment	1,184,271	1,234,524
Investment in and advances to equity-accounted joint venture (note 6)	15,998	15,731
Other non-current assets	23,025	21,351
Intangible assets at cost, less accumulated depreciation of $5.4 million (2023 - $5.0 million) (note 7)	307	658
Goodwill (note 7)	2,426	2,426
Total assets	1,973,968	1,941,667
LIABILITIES AND EQUITY
Current
Accounts payable	25,550	33,890
Accrued liabilities (notes 8 and 16)	75,668	71,668
Current obligations related to finance leases (note 10)	—	20,517
Current portion of operating lease liabilities (note 10)	24,875	35,882
Due to affiliates (note 14)	152	142
Other current liabilities	5,797	5,930
Total current liabilities	132,042	168,029
Long-term obligations related to finance leases (note 10)	—	119,082
Long-term operating lease liabilities (note 10)	28,716	40,432
Other long-term liabilities (notes 8, 16 and 18)	56,660	63,967
Total liabilities	217,418	391,510
Commitments and contingencies (notes 9, 10, 11 and 12)
Equity
Common shares and paid-in capital (585.0 million shares authorized, 29.7 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2024 and 585.0 million shares authorized, 29.5 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2023) (note 13)	1,309,495	1,305,764
Accumulated surplus	447,055	220,021
Entities under Common Control equity (notes 1 and 3)	—	24,372
Total equity	1,756,550	1,550,157
Total liabilities and equity	1,973,968	1,941,667
Subsequent events (note 22)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 3)
(in thousands of U.S. dollars)

	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $	Year Ended December 31, 2022 $
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	403,667	519,890	235,427
Non-cash items:
Depreciation and amortization	93,582	97,551	99,033
Gain on sale and write-down of assets (note 15)	(38,080)	(10,360)	(8,888)
Unrealized loss (gain) on derivative instruments (note 11)	—	3,709	(3,163)
Equity income (note 6)	(2,767)	(3,432)	(244)
Income tax expense (recovery)	(5,720)	6,590	756
Other	6,579	10,773	6,221
Change in operating assets and liabilities (note 20)	43,146	22,754	(115,030)
Expenditures for dry docking	(28,495)	(16,230)	(14,423)
Net operating cash flow	471,912	631,245	199,689

FINANCING ACTIVITIES
Proceeds from short-term debt	—	50,000	134,000
Prepayments of short-term debt	—	(50,000)	(159,000)
Proceeds from long-term debt (note 9)	—	1,000	—
Issuance costs related to long-term debt (note 9)	—	(4,536)	—
Scheduled repayments of long-term debt (note 9)	—	—	(56,914)
Prepayments of long-term debt (note 9)	—	(1,000)	(267,592)
Proceeds from financings related to sale and leaseback of vessels, net of issuance costs (note 10)	—	—	288,108
Scheduled repayments of obligations related to finance leases (note 10)	(5,213)	(34,113)	(50,636)
Prepayment of obligations related to finance leases (note 10)	(136,955)	(364,201)	—
Issuance of common shares upon exercise of stock options	2,895	—	—
Distribution from Entities under Common Control to Teekay Corporation Ltd.	(5,000)	(5,374)	—
Cash dividends paid	(102,819)	(59,518)	—
Acquisition of Australian operations and management service companies from Teekay Corporation Ltd. (note 3)	(92,195)	—	—
Other	(4,111)	(2,386)	(1,014)
Net financing cash flow	(343,398)	(470,128)	(113,048)

INVESTING ACTIVITIES
Proceeds from sale of vessels (note 15)	88,778	23,561	69,646
Expenditures for vessels and equipment	(4,841)	(10,198)	(15,430)
Loan repayments from equity-accounted joint venture (note 6)	2,500	3,900	—
Advances to equity-accounted joint venture (note 6)	—	—	(3,000)
Vessel acquisition	(70,504)	—	—
Purchase of marketable securities	(21,041)	—	—
Net investing cash flow	(5,108)	17,263	51,216

Increase in cash, cash equivalents and restricted cash	123,406	178,380	137,857
Cash, cash equivalents and restricted cash, beginning of the year	392,155	213,775	75,918
Cash, cash equivalents and restricted cash, end of the year (note 20c)	515,561	392,155	213,775
Supplemental cash flow information (note 20)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes 1 and 3)
(in thousands of U.S. dollars, except share amounts)

		Common Shares and Paid-in Capital
	Equity of Entities under Common Control	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated (Deficit) Surplus $	Total $
Balance as at December 31, 2021	9,548	33,789	1,212,570	88,532	(462,690)	847,960
Net income	6,341	—	—	—	229,086	235,427
Net change in parent's equity from Entities under Common Control (note 3)	5,922	—	—	—	—	5,922
Equity-based compensation (note 13)	—	150	2,508	—	—	2,508
Balance as at December 31, 2022	21,811	33,939	1,215,078	88,532	(233,604)	1,091,817
Net income	6,219	—	—	—	513,671	519,890
Net change in parent's equity from Entities under Common Control (note 3)	(3,658)	—	—	—	—	(3,658)
Dividends declared	—	—	—	—	(60,046)	(60,046)
Equity-based compensation (note 13)	—	154	2,154	—	—	2,154
Balance as at December 31, 2023	24,372	34,093	1,217,232	88,532	220,021	1,550,157
Net income	11,744	—	—	—	391,923	403,667
Net change in parent's equity from Entities under Common Control (note 3)	(5,291)	—	—	—	—	(5,291)
Acquisition of Australian operations and management service companies from Teekay Corporation Ltd. (note 3)	(30,825)	—	—	—	(61,370)	(92,195)
Equity-based compensation (note 13)	—	268	3,731	—	—	3,731
Dividends declared	—	—	—	—	(103,519)	(103,519)
Balance as at December 31, 2024	—	34,361	1,220,963	88,532	447,055	1,756,550
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.Summary of Significant Accounting Policies
Basis of presentation and consolidation principles
These consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Tankers, which is incorporated under the laws of Bermuda, its wholly-owned subsidiaries, and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company).

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Significant intercompany balances and transactions have been eliminated upon consolidation. The Company accounts for the acquisition of interests in businesses from Teekay Corporation, which owns a majority of the voting power of Teekay Tankers, as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity. The amount by which the proceeds paid by the Company differs from Teekay's historical carrying value of the acquired business is accounted for as a return of capital to, or contribution of capital from, Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired business were both under the common control of Teekay and had begun operations.
On October 1, 2024, Teekay Tankers transferred its legal domicile by changing its jurisdiction of incorporation from the Republic of the Marshall Islands to Bermuda. Following the redomiciliation, Teekay Tankers is registered with the Bermuda Registrar of Companies as an exempted company.
On December 31, 2024, the Company acquired Teekay's Australian operations and all of Teekay's management service companies not previously owned by the Company. In addition, as part of the transaction, Teekay transferred to the Company its $6.0 million supplemental retirement defined contribution plan liability, which relates to the management service companies included in the acquisition (collectively, the Acquired Operations). The amount of this liability was deducted from the purchase price for Teekay's Australian operations and Teekay's management service companies. As a result of the acquisition, the Company's consolidated financial statements prior to the date the Company acquired the Acquired Operations have been retroactively adjusted or recast to include 100% of the assets and liabilities and results of the Acquired Operations during the periods they were under common control of Teekay and had begun operations. All intercorporate transactions between the Company and the Acquired Operations that occurred prior to the acquisition of the Acquired Operations by the Company have been eliminated upon consolidation (see note 3).
Foreign currency
The consolidated financial statements are stated in U.S. Dollars and the functional currency of the Company is the U.S. Dollar. Transactions involving other currencies during the year are converted into U.S. Dollars using the exchange rates in effect at the time of the transactions. At the balance sheet date, monetary assets and liabilities that are denominated in currencies other than the U.S. Dollar are translated to reflect the year-end exchange rates. Resulting gains or losses are reflected in other income (expense) in the accompanying consolidated statements of income.
Revenues
The Company's time charters and voyage charters include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. The Company has elected to not separate the non-lease component from the lease component for all such charters where the lease component is classified as an operating lease and to account for the combined component as an operating lease.

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

Time charters

The Company recognizes revenues from time charters accounted for as operating leases on a straight-line basis over the term of the charter as the applicable vessel operates under the charter. The Company does not recognize revenues during days that the vessel is off-hire. When the time charter contains a profit-sharing agreement or other variable consideration, the Company recognizes the profit-sharing or contingent revenues in the period in which the changes in facts and circumstances on which the variable charter hire payments are based occur. The consolidated balance sheets reflect in accrued receivables any accrued revenue, and in deferred revenue the deferred portion of revenues which will be earned in subsequent periods.

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

Other revenues

Other revenues are earned from the offshore ship-to-ship transfer of commodities, primarily crude oil and refined oil products, which are referred to as support operations. In addition, other revenues are also earned from other activities such as management of vessels, procurement and equipment rental. The Company presents the reimbursement of expenditures it incurs to provide the promised goods or services as revenue if it controls such goods or services before they are transferred to the customer and presents such reimbursement of expenditures as an offset against the expenditures, if the Company does not control the goods or services before they are transferred to the customer. Other revenues from short-term contracts are recognized as services are completed based on percentage of completion or in the case of long-term contracts, are recognized over the duration of the contract period.
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

Vessel operating expenses include crewing, repairs and maintenance, insurance, stores, lube oils, communication expenses and ship management services. The Company pays vessel operating expenses under both voyage and time charters. Vessel operating expenses are recognized when incurred.
Equity-based compensation
The Company grants stock options and restricted stock units as incentive-based compensation to certain employees of the Company. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period. The requisite service period consists of the period from grant date of the award to the earlier of the date of vesting or the date the recipient becomes eligible for retirement. For equity-based compensation awards subject to graded vesting, the Company calculates the value for the award as if it is a single award with one expected life and amortizes the calculated expense for the entire award on a straight-line basis over the vesting period of the award. The Company also grants common share and fully vested stock options as incentive-based compensation to non-management directors, which awards are expensed immediately (see note 13).
Cash and cash equivalents
The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Restricted cash

The Company maintains restricted cash deposits for the purpose of entering into forward freight agreements (or FFAs) and for the purpose of acquiring EU allowances (or EUAs), which are both presented as current on the consolidated balance sheet. For information about the EUAs, please see "Goodwill and intangible assets" in note 1. The Company maintained restricted cash deposits relating to obligations related to finance leases for certain vessels which were repurchased by the Company in May 2023, and which were presented as non-current on the consolidated balance sheets.

Marketable securities

The Company's investments in equity securities (other than those accounted for using the equity method or consolidated) are recognized at cost and measured subsequently at fair value on the consolidated balance sheets. The equity securities are presented in marketable securities in current assets in the Company's consolidated balance sheets. Unrealized holding gains and losses for these equity securities are included in earnings.
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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Investments in equity-accounted joint ventures
The Company’s investments in equity-accounted joint ventures, in which the Company does not control but has the ability to exercise significant influence over the operating and financial policies of the entity, are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity-accounted joint venture investment for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value. If the investment in the equity-accounted joint venture is impaired and if its estimated fair value is less than its carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in equity income on the Company’s consolidated statements of income. The Company’s maximum exposure to loss is the amount it has invested in its equity-accounted joint venture and its proportionate share of guaranteed debt of the joint venture.
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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation for vessels is calculated using an estimated useful life of 25 years from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (excluding amortization of dry-docking costs and intangible assets) for the years ended December 31, 2024, 2023 and 2022 totaled $70.0 million, $71.9 million and $71.9 million, respectively.

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

The following table summarizes the change in the Company’s capitalized dry-docking costs, from January 1, 2022 to December 31, 2024:

	Year Ended December 31,
	2024 $	2023 $	2022 $
Balance at the beginning of the year	40,573	51,474	62,914
Cost incurred for dry docking	28,165	15,483	15,792
Dry-dock amortization	(23,182)	(25,245)	(26,666)
Write-down / sale of vessels	(901)	(1,139)	(566)
Balance at the end of the year	44,655	40,573	51,474

Vessels and equipment that are intended to be “held and used” in the Company's business are assessed for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. The Company’s evaluation of events or circumstances that may indicate impairment, include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimate of future charter rates for the vessels. The Company did not identify any indicators of impairment as of December 31, 2024 for its vessels. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. The estimated fair value for the Company's impaired vessels is determined using appraised values or discounted cash flows. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. The appraised values are provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel.

Vessels and equipment that are "held for sale" are measured at the lower of their carrying value or fair value less costs to sell and are not depreciated while classified as held for sale. Interest and other expenses and related liabilities attributable to vessels and equipment classified as held for sale continue to be recognized as incurred.

Lease obligations and right-of-use assets

For its chartered-in vessels and office leases as of the lease commencement date, the Company recognizes a liability for its lease obligation, initially measured at the present value of lease payments not yet paid, and an asset for its right to use the underlying asset, initially measured equal to the lease liability and adjusted for lease payments made at or before lease commencement, lease incentives, and any initial direct costs. The discount rate used to determine the present value of the lease payments is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment. The initial recognition of the

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

lease obligation and right-of-use asset excludes short-term leases for the Company's chartered-in vessels and office leases. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. The initial recognition of this lease obligation and right-of-use asset excludes variable lease payments that are based on the usage or performance of the underlying asset and the portion of payments related to non-lease elements of vessel charters.

For those leases classified as operating leases, lease interest and right-of-use asset amortization in aggregate result in a straight-line expense profile that is presented in charter hire expense for vessels and general and administrative expense for office leases, unless the right-of-use asset becomes impaired.

For those leases classified as finance leases, the Company uses the effective interest rate method to subsequently account for the lease liability, whereby interest is recognized in interest expense in the Company’s consolidated statements of income. For those leases classified as finance leases, the right-of-use asset is amortized on a straight-line basis over the remaining life of the vessel, with such amortization included in depreciation and amortization in the Company’s consolidated statements of income. Variable lease payments that are based on the usage or performance of the underlying asset are recognized as an expense when incurred, unless achievement of a specified target triggers the lease payment, in which case an expense is recognized in the period when achievement of the target is considered probable.

The Company recognizes the expense from short-term leases and any non-lease components of vessels chartered-in from other owners, on a straight-line basis over the firm period of the charters. The expense is included in charter hire expense for vessel charters and general and administrative expenses for office leases.

The Company has determined that its time charter-in contracts contain both a lease component (lease of the vessel) and a non-lease component (technical operation of the vessel). The Company has allocated the contract consideration between the lease component and non-lease component on a relative standalone selling price basis. The standalone selling price of the non-lease component has been determined using a cost-plus approach, whereby the Company estimates the cost to technically operate the vessel using cost benchmarking studies prepared by a third party, when available, or internal estimates when not available, plus a profit margin. The standalone selling price of the lease component has been determined using an adjusted market approach, whereby the Company calculates a rate excluding the operating component based on market time-charter rate information from published broker estimates, when available, or internal estimates when not available. Given that there are no observable standalone selling prices for either of these two components, judgment is required in determining the standalone selling price of each component.

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
As of January 1, 2024, the European Union (or EU) expanded the existing European Union Emissions Trading System (or EU ETS) to the maritime industry. Under the EU ETS requirements, the Company acquires EUAs related to greenhouse gas emissions from its vessels and those third-party vessels subject to RSAs that trade to, from, and within the EU and European Economic Area. These EUAs are recorded as indefinite-lived intangible assets, which are not subject to amortization, and they are evaluated for impairment annually and whenever events and changes in circumstances indicate that the value of the assets may be impaired. EUAs purchased by the Company or received from charterers are initially recognized at cost based on their purchase price if acquired by the Company, or their fair value on date of receipt, if received from charterers. EUAs that are purchased for emissions related to a chartered-in vessel are submitted to the vessel owner, who bears the responsibility to surrender the EUAs for its vessels. The Company is required to surrender EUAs to cover its vessels' emissions during each annual reporting period through its Union Registry account in September of the year following the end of the reporting period. EUAs held by the Company are included in other current assets in the consolidated balance sheets, if required to be surrendered within one year of the balance sheet date, or otherwise in intangible assets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Obligation related to EU ETS
As part of the EU ETS requirements, the Company records a liability and voyage expenses related to its emissions level. The measurement of both the liability and voyage expenses is determined on a first-in, first-out method based on the cost of the EUAs that are acquired by the Company. If the Company has insufficient EUAs to cover emissions of its vessels and third-party vessels subject to RSAs, an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held by the Company is recorded based on the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. The Company's obligation to surrender EUAs is included in accrued liabilities in the consolidated balance sheets, if required to be settled within one year of the balance sheet date, or otherwise in other long-term liabilities.
Debt issuance costs
Debt issuance costs related to recognized debt liabilities, including fees, commissions and legal expenses, are deferred and presented as a direct deduction from the carrying amount of the debt liability. Debt issuance costs which are not attributable to a specific debt liability or where the debt issuance costs exceed the carrying value of the related debt liability (primarily undrawn revolving credit facilities) are deferred and presented as other non-current assets in the Company's consolidated balance sheets. Debt issuance costs are amortized using the effective interest rate method over the term of the relevant debt liability. Amortization of debt issuance costs is included in interest expense in the Company’s consolidated statements of income.

Fees paid to substantially amend a non-revolving credit facility are associated with the extinguishment of the old debt instrument and included in determining the debt extinguishment gain or loss to be recognized. Other related costs incurred with third parties directly related to the extinguishment are deferred and presented as a direct reduction to the carrying amount of the replacement debt instrument and amortized using the effective interest rate method. In addition, any unamortized debt issuance costs are written off. If the amendment is considered not to be a substantial amendment, then the fees would be associated with the replacement or modified debt instrument and, along with any existing unamortized premium, discount and unamortized debt issuance costs, would be amortized as an adjustment of interest expense over the remaining term of the replacement or modified debt instrument using the effective interest method. Other costs incurred with third parties directly related to the modification, other than the loan amendment fee, are expensed as incurred.

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

Expected credit loss provisions are presented on the consolidated balance sheets as a reduction to the carrying value of the related financial asset and as an other long-term liability for expected credit loss provisions that relate to guarantees of secured loan facilities of equity-accounted joint ventures. Changes in expected credit loss provisions are presented within other income (expense) within the consolidated statements of income.

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
The Company recognizes the tax benefits from uncertain tax positions only if it is more likely than not that the tax position taken or expected to be taken in a tax return will be sustained on examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax expense in the Company's consolidated statements of income.

For the 2024 fiscal year, the Company believes that it and its subsidiaries are not subject to income taxation under the laws of Bermuda or of the Republic of the Marshall Islands and that distributions by its subsidiaries to the Company will not be subject to any income taxes under the laws of such countries, and that it currently qualifies for the Section 883 exemption under U.S. federal income tax purposes.

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

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) ASC 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated derivatives are recorded in realized and unrealized gain on derivative instruments in the Company’s consolidated statements of income.

Employee pension plans

The Company has defined contribution pension plans covering a majority of its employees. Pension costs associated with the Company’s required contributions under these defined contribution plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. The Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company matches all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2024, 2023 and 2022, the amount of costs recognized for the Company’s defined contribution pension plans was $3.4 million, $3.2 million and $3.2 million, respectively.

During the year ended December 31, 2023, the Company disposed of its defined benefit pension plans in Australia and recognized a loss of $3.6 million in other income (expense) in the consolidated statements of income. These defined benefit pension plans covered certain employees in Australia. The Company accrued the costs and related obligations associated with its defined benefit pension plans based on actuarial computations using the projected benefits obligation method and management’s best estimates of expected plan investment performance, salary escalation, and other relevant factors. For the purpose of calculating the expected return on plan assets, those assets were valued at fair value. The overfunded or underfunded status of the defined benefit pension plans was recognized as assets or liabilities in the consolidated balance sheets. The Company recognized as a component of other comprehensive loss, the gains or losses that arose during a period but that were not recognized as part of net periodic benefit costs.
Earnings per share
Earnings per share is determined by dividing (a) net income of the Company by (b) the weighted-average number of shares outstanding during the applicable period. The calculation of weighted-average number of shares includes the total Class A and total Class B shares outstanding during the applicable period. The computation of diluted earnings per share assumes the exercise of all dilutive stock options and restricted stock units using the treasury stock method. The computation of diluted loss per share does not assume such exercises. The weighted-average number of shares is retroactively adjusted for share splits and reverse share splits.
2.Recent Accounting Pronouncements
In November 2023, the Financial Accounting Standards Board (or FASB) issued Accounting Standards Update (or ASU) 2023-07, Segment Reporting - Improvements to Reportable Segment Disclosures (or ASU 2023-07). ASU 2023-07 introduced updates for how significant segment expense categories and amounts for each reportable segment are disclosed. A significant segment expense is defined as an expense that is:
a.Significant to the segment,
b.Regularly provided to or easily computed from information regularly provided to the chief operating decision maker, and
c.Included in the reported measure of segment profit or loss.

This additional disclosure for segmented reporting is intended to provide additional information to financial statement users as now expenses such as direct expenses, shared expenses, allocated corporate overhead, or significant interest expense need to be disaggregated and reported separately for each segment. ASU 2023-07 is effective for public entities for fiscal years beginning after December 15, 2023. The Company has adopted this standard starting with its annual financial statements as at and for the year ended December 31, 2024. The impact of adopting this new accounting guidance resulted in additional disclosure for segmented reporting in the Company's financial statements. Please refer to note 5 for segment reporting.
In December 2023, the FASB issued ASU 2023-09, Improvements to Income Tax Disclosures (or ASU 2023-09), which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. This additional disclosure is intended to provide additional information and transparency of income tax disclosures by providing consistent categories and greater disaggregation of information in the rate reconciliation, as well as income taxes paid disaggregated by jurisdiction. The amendments in the standard are effective for annual periods beginning after December 15, 2024. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning fiscal year 2025. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40) Disaggregation of Income Statement Expenses, which requires disclosure, in the notes to financial statements, of specified information about certain costs and expenses. The amendments require that, for each interim and annual reporting period, an entity:
•Disclose the amounts of (a) purchases of inventory, (b) employee compensation, (c) depreciation, and (d) intangible asset amortization included in each relevant expense caption on the face of the income statement within continuing operations;

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

•Include certain amounts that are already required to be disclosed under current GAAP in the same disclosure as the other disaggregation requirements;
•Disclose a qualitative description of the amounts remaining in relevant expense captions that are not separately disaggregated quantitatively; and
•Disclose the total amount of selling expenses and, in annual reporting periods, an entity’s definition of selling expenses.
The amendments in the standard are effective for annual periods beginning after December 15, 2026 and for interim reporting periods beginning after December 15, 2027. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning fiscal year 2027. The Company is currently evaluating the impact of this standard on its consolidated financial statements.
3.Acquisition of Entities under Common Control
On December 31, 2024, the Company acquired from Teekay the Acquired Operations, including (a) Teekay's Australian operations for a purchase price of $65.0 million plus a related working capital adjustment of $15.9 million and (b) all of Teekay's management service companies not previously owned by the Company for a purchase price of $17.3 million, which was the net working capital value of the entities being transferred to the Company. As part of the acquisition, Teekay transferred to the Company its $6.0 million supplemental retirement defined contribution plan liability, which relates to the management service companies included in the Acquired Operations. This liability was deducted from the total $98.2 million purchase price for Teekay's Australian operations and Teekay's management service companies, resulting in a net consideration of $92.2 million paid to Teekay. This acquisition is deemed to be a business acquisition between entities under common control. Accordingly, the Company has accounted for this transaction in a manner similar to the pooling of interests method. Under this method of accounting, all financial or operational information contained in the Company's consolidated financial statements for the periods prior to December 31, 2024, the date that the interests in the businesses were actually acquired by the Company, and during which the Company and the applicable businesses were under common control of Teekay, are retroactively adjusted or recast to include the results of these Acquired Operations and are collectively referred to as the “Entities under Common Control”.

As a result of the Company's acquisition of the Acquired Operations, the Company's consolidated financial statements prior to the transaction date of December 31, 2024 have been retroactively adjusted or recast to include 100% of the assets and liabilities and results of the Acquired Operations on a consolidated basis during the periods the Acquired Operations and the Company were under common control of Teekay. The effect of adjusting such information to accounts in periods prior to the Company's acquisition thereof is included in the Entities under Common Control in the consolidated financial statements. All intercorporate transactions between the Company and the Acquired Operations that occurred prior to the acquisition by the Company have been eliminated upon consolidation.

Assets and liabilities of the Acquired Operations are reflected on the Company’s consolidated balance sheets at the historical carrying values of the Acquired Operations. The purchase price of $98.2 million that was in excess of the Acquired Operations' historical carrying value of the net assets acquired of $36.8 million has been accounted for as a $61.4 million return of capital to Teekay.

The effect of adjusting the Company’s consolidated financial statements to account for this common control transaction increased the Company’s net income for the year ended December 31, 2024, 2023 and 2022 by $11.7 million, $6.2 million and $6.3 million, respectively. The adjustments for the Entities under Common Control related to this transaction increased the Company’s revenues for the years ended December 31, 2024, 2023 and 2022 by $123.1 million, $109.2 million and $114.8 million, respectively.
4.Revenues
The Company’s primary source of revenue is from chartering its vessels (Suezmax tankers, Aframax tankers and Long Range 2 (or LR2) tankers) to its customers and providing operational and maintenance marine services through its Australian operations. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters.

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

Time Charters

Pursuant to a time charter, the Company charters a vessel to a customer for a fixed period of time, generally one year or more. The performance obligations within a time-charter contract, which will include the lease of the vessel to the charterer as well as the operation of the vessel, are satisfied as services are rendered over the duration of such contract, as measured using the time that has elapsed from commencement of performance. In addition, any expenses that are unique to a particular voyage, including any fuel expenses, port fees, cargo loading and unloading expenses, canal tolls, agency fees and commissions, are the responsibility of the customer, as long as the vessel is not off-hire. Hire is typically invoiced monthly in advance for time-charter contracts, based on a fixed daily hire amount. However, certain sources of variability exist, including off-hire and sometimes profit share revenue. If the vessel is off-hire due to mechanical breakdown or for any other reason, the charterer does not pay charter hire for this time. For contracts including a profit share component, the profit share consideration occurs when actual spot tanker rates earned by the vessel exceed certain thresholds for a period of time. Variable consideration under the Company’s contracts is typically recognized as incurred. The Company does not engage in any specific tactics to minimize vessel residual value risk.

As at December 31, 2024, two of the Company’s vessels operated under time-charter contracts with the Company’s customers, which contracts are scheduled to expire in May 2025 and in May 2029, respectively. As at December 31, 2024, the future hire payments expected to be received by the Company under time charters then in place were approximately $14.4 million (2025), $7.4 million (2026), $7.4 million (2027), $7.4 million (2028), and $2.4 million (2029) (December 31, 2023 - $12.1 million (2024)). The hire payments should not be construed to reflect a forecast of total charter hire revenues for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after December 31, 2024, from unexercised option periods of contracts that existed on December 31, 2024, or from variable consideration, if any, under contracts. In addition, future hire payments disclosed above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

The carrying amount of the Company's owned, leased and chartered-in vessels employed on time charters as at December 31, 2024, was $26.4 million (December 31, 2023 - $38.9 million). The cost and accumulated depreciation of the vessels employed on these time charters as at December 31, 2024 were $34.8 million (December 31, 2023 - $51.1 million) and $8.4 million (December 31, 2023 - $12.2 million), respectively. As at December 31, 2024, the Company had $2.5 million (December 31, 2023 - $3.4 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues or voyage charter revenues in subsequent periods and which are included in other current liabilities on the Company's consolidated balance sheets. During the year ended December 31, 2024, the Company recognized revenue of $3.4 million that was included as contract liabilities at December 31, 2023.

Other Revenues

The Company generates revenue from the management and operation of vessels owned by third parties. Such services may include the arrangement of third-party goods and services to be provided for the vessel’s owner. The performance obligations within these contracts typically consist of crewing, technical management, insurance and potentially commercial management. Consideration for such contracts generally consists of a fixed monthly management fee, plus the reimbursement of crewing costs and vessel operational expenses for vessels being managed. The management fee for certain vessel management activities may consist of a fixed component based on the period of management and in certain cases a variable component based on the vessel’s earnings. Substantially all of the Company’s performance obligations are satisfied over the duration of the associated contract, and the Company uses the proportion of elapsed time from the commencement of performance as its method to recognize revenue over the contract duration. The variable consideration under the Company’s contracts is typically recognized as incurred as such consideration is allocated to distinct periods within a contract. Management fees are typically invoiced monthly.

The Company also generates revenue from ship-to-ship support services which include managing the process of transferring cargo between seagoing ships positioned alongside each other, as well as providing corporate management services to certain entities. The Company's performance obligations under these contracts are recognized as services are completed based on percentage of completion or, in the case of long-term contracts, the obligations are recognized over the duration of the contract period.

Revenue Table

The following table contains a breakdown of the Company's revenue by contract type for the years ended December 31, 2024, 2023 and 2022. The Company’s lease income consists of the revenue from its voyage charters and time charters.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31,
	2024 $	2023 $	2022 $
Voyage charter revenues
Suezmax	547,261	669,334	557,971
Aframax / LR2	519,702	652,153	481,291
Total	1,066,963	1,321,487	1,039,262

Time-charter revenues
Suezmax	12,767	14,280	49
Aframax / LR2	12,006	16,869	14,689
Bunker tanker (1)	1,142	—	—
Total	25,915	31,149	14,738

Other revenues (2)
Vessel operational and maintenance services	115,172	101,406	94,409
Ship-to-ship support services	11,192	7,946	4,567
Management fees and other	10,094	11,711	24,980
Total	136,458	121,063	123,956

Total revenues	1,229,336	1,473,699	1,177,956
(1)Includes variable lease payments of $0.4 million for the year ended December 31, 2024 related to the reimbursement for certain operating expenditures received from the Company's customer relating to such costs incurred by the Company to operate the vessel.
(2)Relates to non-lease revenues.
5.Segment Reporting
The Company has two operating segments: 1) tankers, which consists of the operation of all of the Company's tankers (including the operations from those tankers employed on full service lightering contracts), and the Company's U.S. based ship-to-ship support service operations (including its lightering support services provided as part of full service lightering operations); and 2) marine services, which consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties. As a result of the Company's acquisition of the Acquired Operations, the marine services operating segment is retroactively included in the Company's segment reporting for all periods prior to the transaction date of December 31, 2024. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker (or CODM) is based on these two segments, both of which are presented accordingly on this basis. The CODM is the President and Chief Executive Officer of the Company. The CODM uses income from operations to assess the performance of each segment and to make decisions about allocating resources. The CODM does not assess the performance of each segment by geographic regions.

The accounting policies of the two segments are the same as those described in the summary of significant accounting policies. The measure of segment assets is reported on the balance sheet as total consolidated assets.

The following table includes the Company’s revenues, expenses, other segment items, income from operations and equity income by segment, and reconciles such amounts to the Company’s consolidated net income before income tax for the periods presented in these financial statements:

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31, 2024
	Tankers $	Marine Services and Other $	Elimination (1) $	Total $
Revenues	1,106,278	123,058	—	1,229,336
Voyage expenses	(405,546)	—	—	(405,546)
Vessel operating expenses	(150,605)	(110,509)	—	(261,114)
Charter hire expenses	(74,379)	(416)	—	(74,795)
Depreciation and amortization	(93,582)	—	—	(93,582)
General and administrative expenses (2)	(48,833)	2,549	(320)	(46,604)
Gain on sale and write-down of assets	38,080	—	—	38,080
Restructuring charges (note 16)	(5,952)	—	320	(5,632)
Income from operations	365,461	14,682	—	380,143

Equity income	2,767	—	—	2,767
Non-segment reconciling items:
Interest expense				(7,472)
Interest income				24,076
Other income				4,558
Net income before income tax				404,072
(1)Relates to inter-segment transactions that are eliminated as part of consolidation.
(2)Marine Services and Other includes certain services which were provided to Tankers by the Entities under Common Control, which offset the corresponding expense in Tankers.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31, 2023
	Tankers $	Marine Services and Other $	Elimination $	Total $
Revenues	1,364,452	109,247	—	1,473,699
Voyage expenses	(474,371)	—	—	(474,371)
Vessel operating expenses	(148,960)	(100,313)	—	(249,273)
Charter hire expenses	(70,836)	—	—	(70,836)
Depreciation and amortization	(97,551)	—	—	(97,551)
General and administrative expenses (1)	(45,936)	2,269	—	(43,667)
Gain on sale of vessel	10,360	—	—	10,360
Restructuring charges (note 16)	(1,248)	(349)	—	(1,597)
Income from operations	535,910	10,854	—	546,764

Equity income	3,432	—	—	3,432
Non-segment reconciling items:
Interest expense				(27,713)
Interest income				10,952
Realized and unrealized gains on derivative instruments				449
Other expense				(1,402)
Net income before income tax				532,482
(1)     Marine Services and Other includes certain services which were provided to Tankers by the Entities under Common Control, which offset the corresponding expense in Tankers.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31, 2022
	Tankers $	Marine Services and Other $	Elimination $	Total $
Revenues	1,063,111	114,845	—	1,177,956
Voyage expenses	(495,604)	—	—	(495,604)
Vessel operating expenses	(150,448)	(99,528)	—	(249,976)
Charter hire expenses	(27,374)	—	—	(27,374)
Depreciation and amortization	(99,033)	—	—	(99,033)
General and administrative expenses (1)	(41,769)	657	—	(41,112)
Gain on sale and write-down of assets	8,888	—	—	8,888
Restructuring charges (note 16)	(1,822)	(8,100)	—	(9,922)
Income from operations	255,949	7,874	—	263,823

Equity income	244	—	—	244
Non-segment reconciling items:
Interest expense				(35,752)
Interest income				1,460
Realized and unrealized gains on derivative instruments				5,179
Other income				2,709
Net income before income tax				237,663
(1)     Marine Services and Other includes certain services which were provided to Tankers by the Entities under Common Control, which offset the corresponding expense in Tankers.

A reconciliation of total segment assets to total assets, presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2024 (1)	December 31, 2023 (1)
	$	$
Tankers	1,416,789	1,508,113
Marine Services and Other	40,061	32,182
Due from affiliates	5,230	9,908
Cash and cash equivalents	511,888	391,464
Total assets	1,973,968	1,941,667
(1)There are no differences between the measurements of the segment assets and the Company’s consolidated total assets.

The following table includes capital expenditures by segment for the periods presented in these financial statements.

	December 31, 2024	December 31, 2023
	$	$
Tankers	4,841	10,198

Significant Customers

No customer accounted for more than 10% of the Company’s consolidated revenues during the periods presented.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

6.Investment in and Advances to Equity-Accounted Joint Venture
The Company has a joint venture arrangement with Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong), whereby the Company has a 50% economic interest in the High-Q joint venture, which is jointly controlled by the Company and Wah Kwong. The High-Q joint venture owns one 2013-built VLCC, which trades on spot voyage charters in a pool managed by a third party. The High-Q joint venture is included in the Company's tanker segment.

As at December 31, 2024, the High-Q joint venture had a loan outstanding with a financial institution with a balance of $16.9 million (December 31, 2023 - $20.6 million). The loan is secured by a first-priority mortgage on the VLCC owned by the High-Q joint venture and 50% of the outstanding loan balance is guaranteed by the Company.

For the years ended December 31, 2024, 2023 and 2022, the Company recorded equity income of $2.8 million, $3.4 million and $0.2 million, respectively, which comprises its share of net income from the High-Q joint venture.

As at December 31, 2024 and 2023, the Company had a total investment in and advances to its equity-accounted joint venture of $16.0 million and $15.7 million, respectively (see note 12).
7.Goodwill and Intangible Assets
In 2015, the Company acquired a ship-to-ship transfer business (Teekay Marine Solutions or TMS) from a company jointly owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, and recognized goodwill and intangible assets relating to customer relationships at the time of acquisition.

As part of the EU ETS requirements, during the year ended December 31, 2024, the Company acquired EUAs for $5.9 million, which were recorded as indefinite-lived intangible assets. As at December 31, 2024, these intangible assets are presented as other current assets in the consolidated balance sheet as the EUAs will be surrendered within one year from the balance sheet date.

Goodwill

The carrying amount of goodwill was $2.4 million as at December 31, 2024 and 2023. In 2024, 2023 and 2022, the Company conducted its annual goodwill impairment review and concluded that no impairment had occurred.

Intangible Assets

The carrying amount of intangible assets, excluding EUAs, is as follows:

	As at
	December 31, 2024	December 31, 2023
	$	$
Customer relationships At cost of $5.7 million, less accumulated amortization of $5.4 million (2023 - cost of $5.7 million, less accumulated amortization of $5.0 million) (1)	307	658
	307	658
(1)The customer relationships are being amortized over a weighted average amortization period of 10 years. Amortization of intangible assets for the year ended December 31, 2024 was $0.4 million (2023 - $0.4 million, 2022 - $0.4 million). The remaining balance of $0.3 million is expected to be amortized in 2025.
8.Accrued Liabilities and Other Long-Term Liabilities
The following tables present the components of accrued liabilities and other long-term liabilities on the Company's consolidated balance sheets.

Accrued Liabilities	Year Ended December 31,
	2024 $	2023 $
Voyage and vessel	36,665	41,729
Obligation related to EU ETS	6,588	—
Corporate accruals	1,654	1,200
Interest	548	1,177
Payroll and benefits (note 16)	30,213	27,562
Accrued liabilities	75,668	71,668

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Obligation Related to EU ETS
As part of the EU ETS requirements, for the year ended December 31, 2024, the Company recorded an obligation related to its annual emissions level of $6.6 million, which was included as part of accrued liabilities in the consolidated balance sheet as at December 31, 2024. During the year ended December 31, 2024, the Company also recognized expenses related to EU ETS of $6.7 million, as part of voyage expenses in the consolidated statement of income

Other Long-Term Liabilities	Year Ended December 31,
	2024 $	2023 $
Freight tax provision (note 18)	41,404	47,813
Office lease liability - long term	8,698	8,764
Defined contribution pension liability	5,091	6,594
Other (note 16)	1,467	796
Other long-term liabilities	56,660	63,967

9.Long-Term Debt
As at December 31, 2024, the Company had one revolving credit facility (or the 2023 Revolver), which, as at such date, provided for aggregate borrowings of up to $254.0 million (December 31, 2023 - $321.8 million), of which $254.0 million (December 31, 2023 - $321.8 million) was undrawn. The 2023 Revolver matures in May 2029, and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.00%. The total amount available under the 2023 Revolver decreases by $67.8 million (2025), $66.4 million (2026), $55.0 million (2027), $43.3 million (2028) and $21.5 million (2029). The 2023 Revolver is collateralized by 19 of the Company's vessels, together with other related security.

The 2023 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2024, the hull coverage ratio for the 2023 Revolver was not applicable due to no balance being drawn. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt. As at December 31, 2024, the Company was in compliance with all covenants in respect of the 2023 Revolver.

The interest rate on the Company’s long-term debt facility as at December 31, 2024 was 6.3% (December 31, 2023 – 7.4%).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

10.Operating Leases and Obligations Related to Finance Leases
Operating Leases
The Company charters in vessels from other vessel owners on time charter-in contracts, whereby the vessel owner provides use and technical operation of the vessel for the Company, and also on bareboat-in contracts, whereby the registered owner provides the vessel to the Company for the agreed-upon period and the Company is entirely responsible for the operation of the vessel, including for technical services and the crew required for operation. Time charter-in contracts and bareboat-in contracts are typically for a fixed period of time, although in certain cases, the Company may have the option to extend the charter. The Company typically pays the owner a daily hire rate that is fixed over the duration of the charter. Under time charter-in contracts, the Company is generally not required to pay the daily hire rate during periods the vessel is not able to operate, whereas this does not generally apply to bareboat-in contracts.
With respect to time charter-in contracts and bareboat-in contracts with an original term of more than one year, for the year ended December 31, 2024, the Company incurred $74.8 million (2023 - $70.8 million) of charter hire expenses related to eleven (2023 - ten) time charter-in and bareboat-in contracts, of which $45.1 million (2023 - $41.1 million) was allocable to the lease component and $29.7 million (2023 - $29.7 million) was allocable to the non-lease component. The $45.1 million (2023 - $41.1 million) allocable to the lease component approximates the cash paid for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the year ended December 31, 2024. Four of these time charter-in contracts include an option to extend the charter for an additional one-year term, and one time charter-in contract includes options to extend the charter for up to three additional one-year terms. Since it is not reasonably certain that the Company will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at December 31, 2024, the weighted-average remaining lease term and weighted-average discount rate for these time charter-in and bareboat-in contracts were 2.9 years and 6.36%, respectively (2023 - 3.0 years and 6.40%, respectively).
The Company has elected to recognize the lease payments of short-term leases in the statement of income on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. For the years ended December 31, 2024 and 2023, the Company incurred no charter hire expenses related to time charter-in and bareboat-in contracts classified as short-term leases.
During the year ended December 31, 2024, the Company chartered in one bunker tanker for a period of 54 months, which resulted in the Company recognizing a right-of-use asset and a lease liability of $8.8 million on the lease commencement date for the vessel. During the year ended December 31, 2024, the Company also exercised its options to extend one existing Aframax / LR2 vessel in-charter contract and one existing lightering support vessel in-charter contract, each for a period of 12 months, which resulted in the Company recognizing right-of-use assets and lease liabilities of $8.6 million and $0.5 million on the option declaration dates for the Aframax / LR2 vessel and lightering support vessel, respectively.

During the year ended December 31, 2023, the Company chartered in three Aframax / LR2 vessels for periods of 24 months, 36 months and 84 months, respectively, which resulted in the Company recognizing right-of-use assets and lease liabilities of $56.2 million on the lease commencement dates for these vessels. During the year ended December 31, 2023, the Company also exercised its options to extend three existing Aframax / LR2 vessel in-charter contracts for periods of 12 months and one existing lightering support vessel in-charter contract for a period of 18 months, which resulted in the Company recognizing right-of-use assets and lease liabilities of $12.6 million and $0.9 million on the option declaration dates for the Aframax / LR2 vessels and lightering support vessel, respectively.

A maturity analysis of the Company's operating lease liabilities from time charter-in and bareboat-in contracts (excluding short-term leases) as at December 31, 2024 is as follows:

	Lease Commitment $	Non-Lease Commitment $	Total Commitment $
As at December 31, 2024
Payments:
2025	27,461	15,912	43,373
2026	13,678	7,400	21,078
2027	8,477	4,933	13,410
2028	5,284	3,250	8,534
2029	3,944	3,444	7,388
Total payments	58,844	34,939	93,783
Less: imputed interest	(5,253)
Carrying value of operating lease liabilities	53,591
Less: current portion	(24,875)
Carrying value of long-term operating lease liabilities	28,716

As at December 31, 2024, the total minimum commitments to be incurred by the Company under time charter-in contracts and bareboat-in contracts were approximately $43.4 million (2025), $21.1 million (2026), $13.4 million (2027), $8.5 million (2028), and $7.4 million (2029). As at December 31, 2023, the total minimum commitments to be incurred by the Company under time charter-in contracts were approximately $66.3 million (2024), $32.9 million (2025), $18.8 million (2026), $11.2 million (2027), $6.3 million (2028), and $6.6 million (thereafter).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Obligations Related to Finance Leases

	As at
	December 31, 2024	December 31, 2023
	$	$
Obligations related to finance leases	—	140,811
Less: unamortized discount and debt issuance costs	—	(1,212)
Total obligations related to finance leases	—	139,599
Less: current portion	—	(20,517)
Long-term obligations related to finance leases	—	119,082
As at December 31, 2024, the Company had no remaining sale-leaseback financing transactions. The eight vessels that the Company had under sale-leaseback financing transactions as at December 31, 2023 were repurchased by and delivered to the Company in March 2024 for a total cost of $137.0 million, pursuant to repurchase options under related sale-leaseback arrangements.
11.Derivative Instruments
Interest rate swap agreement

As deemed appropriate, the Company from time to time uses derivative instruments in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. As at December 31, 2024, the Company was not committed to any interest rate swap agreements.

Forward freight agreements

As deemed appropriate, the Company from time to time uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gain on derivative instruments in the Company's consolidated statements of income. As at December 31, 2024, the Company maintains restricted cash deposits relating to FFAs (see note 20); however, the Company was not committed to any FFAs.

Tabular Disclosure

Realized and unrealized gains (losses) relating to interest rate swap and FFAs are recognized in earnings and reported in realized and unrealized gain on derivative instruments in the Company’s consolidated statements of income as follows:

	Year Ended December 31,
	2024 $	2023 $	2022 $
Realized gains (losses) relating to:
Interest rate swap agreement (1)	—	4,168	532
Forward freight agreements	—	(10)	1,484
	—	4,158	2,016

Unrealized (losses) gains relating to:
Interest rate swap agreement	—	(3,709)	3,159
Forward freight agreements	—	—	4
	—	(3,709)	3,163
Total realized and unrealized gain on derivative instruments	—	449	5,179
(1)In June 2023, the Company terminated its interest rate swap agreement and received a $3.2 million cash payment, which was recognized as a realized gain on derivative instruments in the Company's consolidated statement of income for the year ended December 31, 2023.

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

Marketable securities - The fair value of the Company's investment in marketable securities is estimated based on quoted prices in an active market.

Operating lease right-of-use assets – The estimated fair value of the Company’s operating lease right-of-use assets are determined based on discounted cash flows.
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

		December 31, 2024		December 31, 2023
	Fair Value Hierarchy Level	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 20c)	Level 1	515,561	515,561	392,155	392,155
Marketable securities	Level 1	22,442	22,442	—	—
Obligation related to EU ETS (note 8) (1)	Level 1	(6,588)	(6,588)	—	—

Non-recurring:
Operating lease right-of-use assets (note 15)	Level 2	11,735	11,735	—	—

Other:
Advances to equity-accounted joint venture (note 6)	Level 2	380	Note (2)	2,880	Note (2)
Obligations related to finance leases, including current portion (note 10)	Level 2	—	—	(139,599)	(143,968)
(1)As part of the EU ETS requirements as described in note 1, for the year ended December 31, 2024, the Company recorded an obligation related to EU ETS which was included as part of accrued liabilities in the consolidated balance sheet as at December 31, 2024. This amount can include an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held as at the end of the reporting period. The fair value of the accrual is estimated using the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. As at December 31, 2024, an accrual of $0.7 million was made as the carrying value of the EUAs held was less than the total emissions liability.
(2)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these consolidated financial statements. As at December 31, 2024 and 2023, the fair values of the individual components of such aggregate interests were not determinable.
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
The Company's investment in marketable securities is exposed to equity price fluctuations that could have an impact on the fair value of the investment.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

13.Share Capital
The authorized share capital of Teekay Tankers Ltd. at December 31, 2024 was 100.0 million preference shares (December 31, 2023 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2023 - $0.01 per share), 485.0 million Class A common shares (December 31, 2023 - 485.0 million shares), with a par value of $0.01 per share (December 31, 2023 - $0.01 per share), and 100.0 million Class B common shares (December 31, 2023 - 100.0 million shares), with a par value of $0.01 per share (December 31, 2023 - $0.01 per share). A Class A common share entitles the holder to one vote per share while a Class B common share entitles the holder to five votes per share, subject to a 49% aggregate Class B common share voting power maximum. As at December 31, 2024, the Company had 29,734,640 Class A common shares (December 31, 2023 – 29,467,111 shares), 4,625,997 Class B common shares (December 31, 2023 – 4,625,997 shares) and no preference shares (December 31, 2023 – nil) issued and outstanding.

Commencing in May 2023, the Company's Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding Class A and B common share, with the initial dividend declared for the quarter ended March 31, 2023. In addition, the Company's Board of Directors declared a special cash dividend of $2.00 per common share in May 2024 and a special cash dividend of $1.00 per common share in May 2023. The declaration and payment of any further dividends is subject to the discretion of the Company's Board of Directors and subject to change. Subject to preferences that may apply to any preference shares outstanding at the time, the holders of Class A common shares and Class B common shares are entitled to share equally in any dividends that the Board of Directors declares from time to time out of funds legally available for dividends. In addition, in May 2023, the Company's Board of Directors authorized a share repurchase program for the repurchase of up to $100 million of the Company's outstanding Class A common shares, to be utilized at the Company's discretion.

Upon the Company’s liquidation, dissolution or winding-up, the holders of Class A common shares and Class B common shares shall be entitled to share equally in all assets remaining after the payment of any liabilities and the liquidation preferences on any outstanding preference shares. The Company’s Class A common shares are not convertible into any other shares of the Company’s share capital. Each Class B common share is convertible at any time at the option of the holder thereof into one Class A common share. Upon any transfer of Class B common shares to a holder other than Teekay (or any of its affiliates or any successor to Teekay’s business or to all or substantially all of its assets), such Class B common shares shall automatically convert into Class A common shares upon such transfer. In addition, all Class B common shares will automatically convert into Class A common shares if the aggregate number of outstanding Class A common shares and Class B common shares beneficially owned by Teekay and its affiliates falls below 15% of the aggregate number of outstanding common shares. All such conversions will be effected on a one-for-one basis.
Equity-based Compensation
In March 2023, the Company adopted a 2023 Long-Term Incentive Plan (or the 2023 Plan) and suspended its 2007 Long-Term Incentive Plan (or the Prior Plan). The Company may issue up to 600,000 Class A common shares pursuant to the 2023 Plan, in addition to up to an aggregate of 1,291,416 shares that were previously reserved for issuance under the Prior Plan and either available or subject to outstanding awards (to the extent such awards terminate without the issuance of vested and non-forfeitable shares). As at December 31, 2024, the Company had reserved a total of 1,891,416 Class A common shares for issuance pursuant to awards granted under the plans (December 31, 2023 – 1,891,416 shares). For the year ended December 31, 2024, a total of 5,512 Class A common shares (2023 – 8,188 shares; 2022 – 16,648 shares) were granted to the Company’s non-management directors as part of their annual compensation, of which 1,378 shares (2023 – 2,047 shares; 2022 – 6,097 shares) were issued. The compensation cost relating to the granting of such shares has been included in general and administrative expenses in the Company's consolidated statements of income in the amounts of $0.4 million, $0.3 million, and $0.3 million for the years ended December 31, 2024, 2023, and 2022, respectively.

The Company also grants options and restricted stock units as incentive-based compensation under the 2023 Plan to certain eligible officers, employees and non-management directors of the Company. The compensation cost of the Company‘s equity-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income.

During 2024, 2023 and 2022, no stock options were granted by the Company.

A summary of the Company’s stock option information for the years ended December 31, 2024, 2023, and 2022 is as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)	Options (#)	Weighted-Average Exercise Price ($)
Outstanding - beginning of year	424,328	14.52	491,098	14.82	571,805	14.36
Granted	—	—	—	—	—	—
Exercised	(169,181)	17.10	(66,770)	16.78	(80,707)	11.54
Forfeited / expired	—	—	—	—	—	—
Outstanding - end of year	255,147	12.80	424,328	14.52	491,098	14.82

Exercisable - end of year	255,147	12.80	424,328	14.52	491,098	14.82

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

A summary of the Company’s non-vested stock option activity and related information for the years ended December 31, 2024, 2023 and 2022 is as follows:

	December 31, 2024		December 31, 2023		December 31, 2022
	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)	Options (#)	Weighted-Average Grant Date Fair Value ($)
Outstanding non-vested stock options - beginning of year	—	—	—	—	71,732	8.00
Granted	—	—	—	—	—	—
Vested	—	—	—	—	(71,732)	8.00
Forfeited / expired	—	—	—	—	—	—
Outstanding non-vested stock options - end of year	—	—	—	—	—	—

As of December 31, 2024, 2023 and 2022, there were no unrecognized compensation costs related to non-vested stock options granted. During the year ended December 31, 2024, the Company recognized $nil (2023 - $nil; 2022 - $38,216) of expenses related to the stock options granted to the officers of the Company and to certain employees of Teekay subsidiaries that provide services to the Company.

As at December 31, 2024, the intrinsic value of the outstanding in-the-money stock options was $6.9 million (December 31, 2023 - $15.0 million; December 31, 2022 - $8.0 million) and the intrinsic value of the exercisable stock options was $6.9 million (December 31, 2023 - $15.0 million; December 31, 2022 - $8.0 million). As at December 31, 2024, the weighted-average remaining life of options vested and expected to vest was 3.3 years (December 31, 2023 - 4.0 years; December 31, 2022 - 4.9 years) and the weighted-average remaining life of the exercisable stock options was 3.3 years (December 31, 2023 - 4.0 years; December 31, 2022 - 4.9 years).

During 2024, the Company granted 41,638 (2023 - 63,699; 2022 - 104,185) restricted stock units to the officers and employees of the Company, with an aggregate fair value of $3.0 million (2023 - $2.3 million; 2022 - $1.9 million). Each restricted stock unit is equal in value to one Class A common share plus reinvested dividends from the grant date to the vesting date. The restricted stock units vest equally over three years from the grant date. Any portion of a restricted stock unit award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement and certain conditions are met, and in that case, the restricted stock unit award will continue to vest in accordance with the vesting schedule. Upon vesting, the value of the restricted stock unit awards, net of withholding taxes, is paid to each recipient in the form of common shares.

For the year ended December 31, 2024, the Company recorded an expense of $3.3 million (2023 - $2.6 million; 2022 - $2.3 million) related to restricted stock units in general and administrative expenses in the Company's consolidated statements of income. During the year ended December 31, 2024, 0.1 million restricted stock units (2023 - 0.1 million; 2022 - 83,132) with a market value of $9.2 million (2023 - $4.0 million; 2022 - $1.5 million) vested and that amount, net of withholding taxes, was paid to the grantees by issuing 84,117 Class A common shares (2023 - 67,929 shares; 2022 - 48,508 shares). As of December 31, 2024, the Company had 48,779 unvested restricted stock units (2023 - 0.2 million; 2022 - 0.2 million).
14.Related Party Transactions
a.On December 31, 2024, the Company acquired from Teekay the Acquired Operations, including (a) Teekay's Australian operations for a purchase price of $65.0 million plus a related working capital adjustment of $15.9 million and (b) all of Teekay's management service companies not previously owned by the Company for a purchase price of $17.3 million, which was the net working capital value of the entities being transferred to the Company. As part of the acquisition, Teekay transferred to the Company its $6.0 million supplemental retirement defined contribution plan liability, which relates to the management service companies included in the Acquired Operations. This liability was deducted from the total $98.2 million purchase price for Teekay's Australian operations and Teekay's management service companies, resulting in a net consideration of $92.2 million paid to Teekay (see note 3).

b.The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay Services Limited (or the Manager) and certain affiliates which were previously owned by Teekay and were subsequently acquired by the Company as part of the Company's acquisition of the Acquired Operations on December 31, 2024. The Manager provides various services under a long-term management agreement (or the Management Agreement), as disclosed below. Subsequent to the Company's acquisition of the Acquired Operations, any services provided by the Manager to the Company will be eliminated on consolidation and not disclosed in the Company's consolidated financial statements. In addition to the Management Agreement, the Company and its subsidiaries have entered into management services agreements with Teekay and its affiliates pursuant to which the Manager provides services to Teekay and its affiliates in return for a management fee paid to the Manager by Teekay. Amounts (paid) received by the Company for related party transactions for the periods indicated below were as follows:

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31,
	2024 $	2023 $	2022 $
Entities under Common Control (note 3)
Strategic and administrative service fees (i)	(37,018)	(35,218)	(31,280)
Management fee revenues (ii) (iii)	8,319	7,953	13,944
Restructuring charges (iii) (note 16)	(5,632)	(449)	(9,922)
(i)The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses in the Company’s consolidated statements of income. The Company’s executive officers are employees of the Entities under Common Control, and their compensation (other than any awards under the Company’s long-term incentive plan) is set and paid by the Entities under Common Control.
(ii)The Company receives management fees from Teekay for time spent on Teekay matters by employees of the Entities under Common Control.
(iii)The Company incurred restructuring charges of $5.6 million during the year ended December 31, 2024 in relation to changes made to certain members of the senior management team which were employed by the Entities under Common Control. The Company incurred restructuring charges of $0.4 million during the year ended December 31, 2023 in relation to organizational changes made to its commercial team employed by the Entities under Common Control. The Company incurred restructuring charges of $9.9 million during the year ended December 31, 2022 primarily related to the reorganization and realignment of resources of the Company's shared service functions and the separation of information technology systems associated with the Entities under Common Control following divestments by Teekay related to Teekay LNG Partners L.P. (now known as Seapeak LLC) in January 2022. For the year ended December 31, 2022, $8.1 million of these costs were recovered from Teekay and Teekay LNG and were recorded as part of revenues in the consolidated statement of income.

c.Teekay and its subsidiaries may collect certain cash receipts and remit payments for certain expenses incurred by the Company. Such amounts, which are presented on the Company's consolidated balance sheets in "due from affiliates" or "due to affiliates", as applicable, are without interest or stated terms of repayment.
15.Gain on Sale and Write-down of Assets
During the year ended December 31, 2024, the Company completed the sales of two Aframax / LR2 tankers and one Suezmax tanker for a total price of $88.3 million, with an aggregate gain on sales of $39.5 million.

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

During the years ended December 31, 2024 and 2022, the Company recorded write-downs of $1.4 million and $1.1 million, respectively, on its operating lease right-of-use assets, which were written-down to their estimated fair values based on prevailing charter rates for comparable periods, due to a reduction in these charter rates.
16.Restructuring Charges
During the year ended December 31, 2024, the Company incurred restructuring charges of $5.6 million related to changes made to its senior management team.

During the year ended December 31, 2023, the Company incurred restructuring charges of $1.6 million primarily related to organizational changes made to its commercial and technical operations teams.

During the year ended December 31, 2022, the Company incurred restructuring charges of $9.9 million primarily related to the reorganization and realignment of resources of the Company's shared service functions and the separation of information technology systems following Teekay's dispositions related to Teekay LNG in January 2022. For the year ended December 31, 2022, $8.1 million of these costs were recovered from Teekay and Teekay LNG and were recorded as part of revenues in the consolidated statement of income.

As at December 31, 2024, 2023 and 2022, restructuring liabilities of $0.9 million, $0.7 million and $3.0 million, respectively, were recognized in accrued liabilities in the Company's consolidated balance sheets. As at December 31, 2024, a restructuring liability of $0.6 million was recognized in other long-term liabilities in the Company's consolidated balance sheet.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

17.Other Income (Expense)

	Year Ended December 31,
	2024 $	2023 $	2022 $
Foreign exchange gain	2,839	2,814	5,595
Other income (expense) (1)(2)(3)	1,719	(4,216)	(2,886)
Total	4,558	(1,402)	2,709
(1)    Includes $1.4 million related to an unrealized gain on marketable securities during the year ended December 31, 2024.
(2)    Includes $3.6 million related to a loss on disposal of defined benefit pension plans (see note 1), an expense of $2.6 million related to the premiums paid in relation to the repurchase of certain vessels previously under sale-leaseback arrangements and income of $1.7 million related to the settlement of a legal claim during the year ended December 31, 2023.
(3)     Includes $1.8 million related to the write-off of certain software following Teekay's dispositions related to Teekay LNG during the year ended December 31, 2022.
18.Income Tax Expense
The Company and a majority of its subsidiaries are not subject to income tax in the jurisdictions in which they are organized because they do not conduct business or operate in those jurisdictions. However, among others, the Company’s Australian, U.K., U.S. and Canadian subsidiaries are subject to income taxes.

The significant components of the Company’s deferred tax assets and liabilities from continuing operations are as follows:

	As at
	December 31, 2024 $	December 31, 2023 $
Deferred tax assets:
Vessels and equipment	113	19
Tax losses carried forward	1,005	—
Other	3,116	2,338
Total deferred tax assets	4,234	2,357
Deferred tax liabilities:
Vessels and equipment	83	32
Provisions	—	87
Other	47	76
Total deferred tax liabilities	130	195
Net deferred tax assets	4,104	2,162

Deferred tax balances are presented in other non-current assets in the accompanying consolidated balance sheets.

The components of the provision for income tax expense are as follows:

	Year Ended December 31,
	2024 $	2023 $	2022 $
Current	(2,469)	(13,816)	(1,351)
Deferred	2,064	1,224	(885)
Income tax expense	(405)	(12,592)	(2,236)

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The Company operates in countries that have differing tax laws and rates. Consequently, a consolidated weighted average tax rate will vary from year-to-year according to the source of earnings or losses by country and the change in applicable tax rates. Reconciliations of the tax charge related to the relevant year at the applicable statutory income tax rates and the actual tax charge related to the relevant year are as follows:

	Year Ended December 31,
	2024 $	2023 $	2022 $
Net income before taxes	404,072	532,482	237,663
Net income not subject to taxes	(377,996)	(509,581)	(226,668)
Net income subject to taxes	26,076	22,901	10,995
At applicable statutory tax rates	6,198	4,761	3,055
Permanent and currency differences and adjustments to uncertain tax positions	(5,201)	7,505	(645)
Other	(592)	326	(174)
Tax expense related to the year	405	12,592	2,236

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities on the Company's consolidated balance sheets:

	Year Ended December 31,
	2024 $	2023 $	2022 $
Balance as at January 1	47,813	42,046	45,603
Increases for positions related to the current year	2,482	9,708	5,820
Increases for positions related to prior years	6,805	7,394	2,983
Decreases for positions taken in prior years	(3,303)	(4,798)	(964)
Decreases related to expiry of limitation period	(9,153)	(5,000)	(8,084)
Foreign exchange gain	(3,240)	(1,537)	(3,312)
Balance as at December 31	41,404	47,813	42,046

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each year depending on the trading patterns of the Company's vessels.
As at December 31, 2024, 2023 and 2022, included in the table above are total interest and penalties of $23.7 million, $24.1 million and $22.3 million, respectively. During the years ended December 31, 2024, 2023 and 2022, interest and penalties were approximately $7.6 million, $6.2 million and $3.8 million, respectively.

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
19.Earnings Per Share
The net income available for common shareholders and earnings per common share are presented in the table below:

	Year Ended December 31,
	2024 $	2023 $	2022 $
Net income	403,667	519,890	235,427

Weighted-average number of common shares - basic (1)	34,406,223	34,159,818	33,997,579
Dilutive effect of stock-based awards	299,249	408,342	289,496
Weighted average number of common shares - diluted	34,705,472	34,568,160	34,287,075
Earnings per common share:
- Basic	11.73	15.22	6.92
- Diluted	11.63	15.04	6.87
(1) Includes unissued common shares related to non-forfeitable stock-based compensation.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Stock-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the years where a loss attributable to shareholders has been incurred, all stock-based awards are anti-dilutive. For the years ended December 31, 2024, 2023 and 2022, totals of 1,229, nil and 49,163 restricted stock units, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share. For the years ended December 31, 2024, 2023 and 2022, options to acquire nil, 5,463 and 0.2 million shares of the Company’s Class A common shares, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share.
20.Supplemental Cash Flow Information
a.The changes in non-cash working capital items related to operating activities for the years ended December 31, 2024, 2023 and 2022 are as follows:

	Year Ended December 31,
	2024 $	2023 $	2022 $
Accounts receivable, including other current assets	45,378	35,547	(123,122)
Due from affiliates	4,678	(2,515)	15,069
Bunker and lube oil inventory	6,132	6,152	(11,804)
Prepaid expenses	2,313	(2,822)	(450)
Accounts payable and accrued liabilities	(9,846)	(16,266)	21,160
Due to affiliates	10	(290)	(16,615)
Deferred revenue	(870)	1,752	798
Other	(4,649)	1,196	(66)
Change in operating assets and liabilities	43,146	22,754	(115,030)

b.Cash interest paid during the years ended December 31, 2024, 2023 and 2022 totaled $5.6 million, $20.2 million and $29.4 million respectively.
c.Total cash, cash equivalents and restricted cash are as follows:

	As at December 31, 2024	As at December 31, 2023	As at December 31, 2022	As at December 31, 2021
	$	$	$	$
Cash and cash equivalents	511,888	391,464	206,926	70,562
Restricted cash - current (1)	3,673	691	3,714	2,221
Restricted cash - long-term (2)	—	—	3,135	3,135
	515,561	392,155	213,775	75,918
(1)    The Company maintains restricted cash deposits for the purpose of entering into FFAs (see note 11) and for the purpose of acquiring EUAs (see note 7).
(2)    The Company maintained restricted cash deposits relating to obligations related to finance leases for certain vessels which were repurchased by the Company in May 2023.

Non-cash items related to operating lease right-of-use assets and operating lease liabilities are as follows:

	Year Ended
	December 31, 2024	December 31, 2023
	$	$
Leased assets obtained in exchange for new operating lease liabilities	17,268	68,536
21.Commitments and Contingencies
a)Liquidity
Management is required to assess if the Company will have sufficient liquidity to continue as a going concern for the one-year period following the issuance of these consolidated financial statements. Based on the Company's liquidity as at the date these consolidated financial statements were issued, and the expected cash flows to be generated from the Company's operations over the following year, the Company estimates that it will have sufficient liquidity to meet its minimum liquidity requirements under its financial covenants and to continue as a going concern for at least a one-year period following the issuance of these consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

b)Purchase Commitment
In February 2025, the Company signed an agreement to acquire one 2019-built Aframax / LR2 tanker for a purchase price of $63.0 million.

c)Legal Proceedings and Claims
The Company may, from time to time, be involved in legal proceedings and claims that arise in the ordinary course of business. The Company believes that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on its financial position, results of operations or cash flows, when taking into account its insurance coverage and indemnifications from charterers.

d)Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and enables the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
22.Subsequent Events
In January 2025, the Company entered into agreements to sell one Aframax / LR2 tanker and two Suezmax tankers for a combined sales price of $95.5 million. The Aframax / LR2 tanker and one Suezmax tanker were delivered to their purchasers in February 2025, and the remaining Suezmax tanker is expected to be delivered to its purchaser during March 2025.

In February 2025, the Company signed an agreement to acquire one 2019-built Aframax / LR2 tanker for a purchase price of $63.0 million. The tanker is expected to be delivered to the Company during the second quarter of 2025.

In March 2025, the Company entered into agreements to sell one Aframax / LR2 tanker and one Suezmax tanker for a combined sales price of $59.0 million. The Aframax / LR2 tanker is expected to be delivered to its purchaser during March 2025, and the Suezmax tanker is expected to be delivered to its purchaser during the second quarter of 2025.