Form 20-F
period 2025-12-31
TEEKAY TANKERS LTD.
filed 2026-03-13
CIK 1419945

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________________________________________
FORM 20-F
_________________________________________________________
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
29,921,732 Class A common shares, par value of $0.01 per share.
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
Yes   ☐            No  ☒

Auditor Name:    KPMG LLP    Auditor Location:    Vancouver BC, Canada    Auditor Firm ID:    85

TEEKAY TANKERS LTD.
INDEX TO REPORT ON FORM 20-F

PART I
This Annual Report of Teekay Tankers Ltd. on Form 20-F for the year ended December 31, 2025 (or Annual Report) should be read in conjunction with the consolidated financial statements and accompanying notes included in this Annual Report.

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
•the crude oil and refined product tanker market fundamentals, including the balance of supply and demand in the tanker market, changes in the world tanker fleet, changes in global oil and refined products demand, the rate of global oil production (including supply measures by the Organization of the Petroleum Exporting Countries (or OPEC)), and changes in long-haul crude tanker movements, trading patterns, tanker fleet utilization, spot tanker rates, and the demand for lightering;

•anticipated levels of tanker newbuilding orders and deliveries;
•our compliance with, and the effect on our business and operating results of, covenants under credit facilities and other financing agreements;
•the consequences of any future epidemic or pandemic crises;
•the effectiveness of our chartering strategy in capturing upside opportunities and reducing downside risks;
•our acquisition strategy and the expected benefits of our acquisitions of vessels or businesses;
•our expectation that our United States Gulf (or USG) lightering business will complement our spot trading strategy in the Caribbean to the USG market, allowing us to better optimize the deployment of the fleet that we trade in this region through enhanced scheduling flexibility, higher utilization and higher average revenues;
•our expectation regarding our vessels’ ability to perform to specifications and maintain their hire rates;
•operating expenses, availability and increasing wages of crew, relationships with labor unions, number of off-hire days, dry docking requirements, internal risk management systems, insurance costs and adequacy of insurance coverage, and expectations as to cost-saving initiatives;
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
•the impact of the Russia-Ukraine war, the Israel-Gaza war, the recent United States (or U.S.), Israel and Iran conflict, and other conflicts on the economy, our industry, and our business;
•our expectations regarding the potential impact of tariffs;
•the expected impact of the adoption of the "Poseidon Principles" by financial institutions;
•our expectations regarding tax liabilities, including whether applicable tax authorities may agree with our tax positions;
•the implementation and impact on us of the Pillar Two tax regime by the Organization for Economic Co-operation and Development (or OECD);

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

•our expected liquidity combined with anticipated cash generated to be sufficient in meeting our cash requirements for at least a one-year period;
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
•our position that we are not a passive foreign investment company and our positions on other tax matters;
•the expected impact of new accounting guidance or the adoption of new accounting standards; and
•our business strategy and other plans and objectives for future operations.
Forward-looking statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to, those factors discussed below in "Item 3 – Key Information: Risk Factors" and other factors detailed from time to time in other reports we file with or furnish to the United States Securities and Exchange Commission (or the SEC).

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
•The cyclical nature of the tanker industry may lead to volatile changes in charter rates and significant fluctuations in the utilization of our vessels, which may adversely affect our earnings.
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
•Over time, the value of our vessels may decline, which could adversely affect our existing loan and other financial obligations we may incur in the future, our ability to obtain new financing or our operating results.
•We depend on the ability of our subsidiaries to distribute funds to us in order to satisfy our financial obligations and to make any dividend payments or repurchase shares.
•Financing agreements containing operating and financial restrictions may restrict our business and financing activities.
•We may be required to make substantial capital expenditures should we decide to expand the size of our fleet, involving significant installment payments. Our financial leverage could increase and, our shareholders’ ownership interest in us could be diluted.
•Our revolving credit facility and any future financing agreements may limit our flexibility in obtaining additional financing, pursuing other business opportunities, paying dividends and repurchasing shares.
•Our ability to repay or refinance debt or future financing obligations and to fund our capital expenditures will depend on certain financial, business and other factors. To the extent we are able to finance these obligations and expenditures, our ability to pay cash dividends and repurchase shares may be diminished, our financial leverage may increase, and our shareholders may be diluted.
•Many of our seafaring employees are covered by collective bargaining agreements, and the failure to renew those agreements or any future labor agreements may disrupt operations and adversely affect our cash flows.
•We may be unable to attract and retain qualified, skilled employees or crew necessary to operate our business, and the cost of attracting and retaining such personnel may increase.
•We anticipate that we may need to accelerate our fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which may require significant expenditures.
•Increased demand for and supply of vessels fitted with scrubbers to comply with International Maritime Organization (or IMO) sulfur reduction requirements could reduce demand for our existing vessels and impair our ability to charter out our vessels at competitive rates.
•Our insurance may be insufficient to cover losses that may occur to our vessels or result from our operations.
•Maritime claimants could arrest, or port authorities could detain, our vessels, which could interrupt our cash flow from these vessels.
•Exposure to interest rate fluctuations will result in fluctuations in our cash flows and operating results.
•Our cash, cash equivalents and short-term investments are exposed to credit risk, which may be adversely affected by market conditions, interest rates and failures of financial institutions.
•We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term charters.
•Our U.S. Gulf lightering business competes with alternative methods of delivering crude oil to ports and exports to offshore for consolidation onto larger vessels, which may limit our earnings in this market.
•Our full service lightering (or FSL) operations are subject to specific risks that could lead to accidents, oil spills or property damage.
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

Legal and Regulatory Risks
•We are bound to adhere to sanctions from many jurisdictions, including the U.S., United Kingdom (or UK), European Union and Canada, due to our domicile and location of offices.
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
•The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses and adversely impact insurance coverage and costs.
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
•The use of artificial intelligence in our operations may not result in expected benefits, and the use of artificial intelligence by any of our competitors may give them advantages relative to us.
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
Tax Risks
•U.S. tax authorities could treat us as a “passive foreign investment company”, which could have adverse U.S. federal income tax consequences to our U.S. shareholders and other adverse consequences to us and all of our shareholders.
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

The cyclical nature of the tanker industry may lead to volatile changes in charter rates and significant fluctuations in the utilization of our vessels, which may adversely affect our earnings.

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

Key factors that influence the supply of tanker capacity include:

•the number of newbuilding deliveries;
•the scrapping rate of older vessels;
•conversion of tankers to other uses;
•the price of steel and other raw materials;
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
•environmental and other legal and regulatory developments;
•weather and natural disasters;
•competition from alternative sources of energy; and
•international sanctions, embargoes, import and export restrictions, tariffs, trade protectionism and other barriers to trade, nationalizations, and wars.

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

War, terrorism and geopolitical tensions in the Middle East could have material adverse effects on the tanker industry. Since December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area. As a result of these attacks, many shipping companies have routed their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. The Houthi group in Yemen has pledged to stop attacks on shipping in the Red Sea should the current ceasefire in Gaza hold. This could result in the resumption of tanker transits through the Red Sea area, which could impact seaborne trade patterns and reduce tanker tonne-mile demand. In addition, the recent U.S., Israel and Iran conflict has escalated throughout the region leading to uncertainty and heightened security risks for shipping in that region and severe disruptions to voyages through the Strait of Hormuz, further disrupting trade routes.

U.S. action in Venezuela during 2026, including the removal of President Nicolás Maduro, greater involvement in Venezuelan oil production and exports, and the seizures of certain sanctioned oil tankers calling on Venezuelan ports, has added uncertainty in that region and led to changes in crude oil flows. Continuing instability or further escalation or expansion of hostilities in the Middle East, Ukraine, Venezuela or elsewhere could continue to affect the price of crude oil and the oil industry, the tanker industry, demand for our services, and our business, results of operations, financial condition and cash flows.
Changes in the spot tanker market may result in significant fluctuations in the utilization of our vessels and our profitability.

During 2025 and 2024, approximately 93.1% and 93.9%, respectively, of our aggregated net revenues from voyage charters and time charters were derived from vessels operating in the spot tanker market, either directly or by means of participation in RSAs (which includes vessels operating under full service lightering contracts and charters with an initial term of less than one year). Due to our involvement in the spot-charter market, declining spot rates in a given period generally will result in corresponding declines in our operating results for that period.

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

High oil prices could negatively impact tanker freight rates due to reduced oil demand and weaker refining margins. In addition, fuel, or bunkers, is a significant operating expense for our vessels employed in the spot market and can have a significant impact on earnings. For any vessels which may be employed on time charters, the charterer is generally responsible for the cost and supply of fuel; however, such cost may affect the time charter rates we may be able to negotiate for such vessels. Changes in the price of fuel may adversely affect our profitability. The price and supply of fuel is unpredictable and fluctuates based on events outside our control, including, among other factors, geopolitical developments, supply and demand for oil and gas, actions by the Organization of Petroleum Exporting Countries (or OPEC) and other oil and gas producers, war and unrest in oil producing countries and regions, regional production patterns, and environmental concerns.
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

If our vessels suffer damage, they may need to be repaired and spend time at a dry-docking facility. The costs of dry-dock repairs are unpredictable and may be substantial. We may have to pay dry-docking costs if our insurance does not cover them in part or in full. The total loss of any of our vessels could harm our reputation as a safe and reliable vessel owner and operator. If we are unable to adequately maintain or safeguard our vessels, we may be unable to prevent any such damage, costs or loss, which could adversely affect our business, results of operations and financial condition. In addition, any damage to, or environmental contamination involving, oil production facilities serviced by our vessels could result in the suspension or curtailment of operations by our customers, which would, in turn, result in loss of revenues.
Terrorist attacks, increased hostilities, political change or war could lead to further economic instability, increased costs and business disruption.

Terrorist attacks, current or future conflicts in Ukraine, the Middle East, the Red Sea, Libya, East Asia, Southeast Asia, West Africa, Venezuela and elsewhere, and political change, may adversely affect the tanker industry and our business, operating results, financial condition, and ability to raise capital and fund future growth. Hostilities in Ukraine, the Middle East (including, among others, the recent U.S., Israel and Iran conflict) and elsewhere may lead to additional armed conflicts or to further acts of terrorism and civil disturbance in the U.S. or elsewhere, which may contribute further to economic instability and disruption of oil production and distribution, which could result in reduced demand for our services and have an adverse impact on our operations and our ability to conduct business.

Furthermore, following Russia’s invasion of Ukraine, in addition to sanctions previously announced by several world leaders and nations against Russia, further and increased sanctions against these interests may also adversely impact our business given Russia’s role as a major global exporter of crude oil. Our business could be harmed by trade tariffs, trade embargoes or other economic sanctions by the U.S., the European Union or other countries against Russia, companies with Russian connections or the Russian energy sector, or by any retaliatory measures by Russia or other countries in response. While much uncertainty remains regarding the global impact of the Russia-Ukraine war, it is possible that such tensions could adversely affect our business, financial condition, results of operation and cash flows. In addition, it is possible that third parties with which we have charter contracts may be impacted by events in Russia and Ukraine, which could adversely affect our operations and financial condition.

In addition, oil facilities, shipyards, vessels, pipelines, oil fields or other infrastructure could be targets of future terrorist attacks or warlike operations and our vessels could be targets of hijackers, terrorists, or warlike operations. For example, the conflict in Ukraine continues to include missile attacks on commercial vessels in the Black Sea, and since December 2023, Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area resulting in many shipping companies routing their vessels away from the Red Sea, which has affected trading patterns, rates and expenses. In addition, the recent U.S., Israel and Iran conflict has escalated throughout the region, leading to uncertainty and heightened security risks for shipping in that region and severe disruptions to voyages through the Strait of Hormuz, further disrupting trade routes. Any such hostility or attacks could lead to, among other things, bodily injury or loss of life, vessel or other property damage, increased vessel operational costs, including insurance costs, and the inability to transport oil to or from certain locations. Terrorist attacks, war, hijacking or other events beyond our control that adversely affect the distribution, production or transportation of oil to be shipped by us could entitle customers to terminate charters which would harm our cash flow and business.

Acts of piracy on ocean-going vessels continue to be a risk, which could adversely affect our business.

Acts of piracy have historically affected ocean-going vessels trading in regions of the world such as the South China Sea, Gulf of Guinea and the Indian Ocean off the coast of Somalia. There continues to be a significant risk of piracy incidents off the coast of Somalia and in the Gulf of Guinea. The frequency and severity of unmanned aerial vehicle, drone, missile, and navigation interference related attacks in the southern Red Sea have risen significantly. There has also been an escalation in the Straits of Malacca and Singapore in the number of theft and armed robbery incidents year on year. In addition, the threat of armed robbery and theft continues to exist to varying degrees in certain ports of South America and the Gulf of Mexico. If these piracy attacks result in regions in which our vessels are deployed being named on the Joint War Committee Listed Areas, war risk insurance premiums payable for such coverage may increase significantly and such insurance coverage may be more difficult to obtain. In addition, crew costs, including costs which are incurred to the extent we employ onboard security guards and escort vessels, could increase in such circumstances. We may not be adequately insured to cover losses from these incidents, which could have a material adverse effect on us. In addition, detention or hijacking as a result of an act of piracy or other attacks against our vessels, or an increase in cost or unavailability of insurance for our vessels, could have a material adverse impact on our business, financial condition and results of operations. Enhanced regulatory, flag-state, port-state, and customer scrutiny, including compliance requirements of the International Ship and Port Facility Security Code (or ISPS) and customer-imposed trading restrictions, may further limit vessel deployability or commercial opportunities.

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

Economic global or regional downturns, bank failures and financial crises in the global markets could produce illiquidity in the capital markets, market volatility, heightened exposure to interest rate and credit risks, and reduced access to capital markets. If global financial markets and economic conditions deteriorate in the future, we may face restricted access to the capital markets or bank lending, which may make it more difficult and costly to fund future growth. Decreased access to such resources could have a material adverse effect on our business, financial condition and results of operations. Global financial markets and economic conditions have been, and continue to be, volatile. Global economic growth is expected to remain below pre-pandemic average levels during 2026.
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

Furthermore, any acquisition of a vessel or business may not be profitable at or after the time of acquisition and may not generate cash flows sufficient to justify the investment. Tanker asset values have increased significantly since 2022 and approached all-time highs during 2024 and 2025 on a non-inflation adjusted basis, which could increase the cost to us of any acquisitions. In addition, we may incur additional debt or issue additional equity securities in connection with any acquisitions. Incurring additional debt may significantly increase our interest expense and financial leverage, which could limit our financial flexibility and ability to pursue other business opportunities. Issuing additional equity securities may result in significant shareholder ownership dilution and could increase the aggregate amount of cash required to pay quarterly dividends.

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

Our levels of vessel operating expenses depend upon a variety of factors, many of which are beyond our control, such as competition for crews and inflation. Inflation has increased significantly on a worldwide basis since mid-2021. While the rate of inflation moderated in recent years, inflationary pressures could re-emerge depending on developments in the global economy. Inflation has increased our vessel operating expenses, voyage expenses and certain other expenses. To the extent our charter rates do not cover increased vessel operating expenses or voyage expenses for which we are responsible, or if other costs and expenses increase, our earnings would decrease and our cash flows and financial condition would be adversely affected.

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

Over time, the value of our vessels may decline, which could adversely affect our existing loan and other financial obligations we may incur in the future, our ability to obtain new financing or our operating results.

Vessel values for oil tankers can fluctuate substantially over time due to a number of different factors. Vessel values may decline from existing levels. If the operation of a tanker is not profitable, rather than continue to incur costs to maintain and finance the vessel, we may seek to dispose of it. Our inability to dispose of the vessel at a fair market value or the disposition of the vessel at a fair market value that is lower than its book value could result in a loss on its sale and adversely affect our results of operations and financial condition. In addition, vessel value declines may result in impairment charges against our earnings. As of December 31, 2025, our revolving credit facility contained loan-to-value financial covenants tied to the value of the vessels that collateralize the credit facility. We are required to maintain a vessel value to outstanding loan principal balance ratio of 125%. As at December 31, 2025, we were in compliance with these requirements. However, a decline in the market value of these tankers may result in a default under the credit facility (or any future financing agreements) or may require us to prepay portions of the outstanding principal or pledge additional collateral to avoid a default. If we are unable to cure any such breach within the prescribed cure period, the lenders could accelerate our debt and foreclose on our vessels and other assets pledged as collateral or require an early termination of the credit facility. In addition, a significant decline in the market value of our tankers may prevent us from refinancing tankers with a similar amount of debt or obtaining additional debt using the tankers as collateral, thereby requiring us to either reduce debt levels in facilities collateralized by the tankers or seek alternative financing structures.

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

In addition, our debt agreement requires us to comply with certain financial covenants. Our ability to comply with covenants and restrictions contained in debt agreements may be affected by events beyond our control, including prevailing economic, financial and industry conditions. If any such events were to occur, we may fail to comply with these covenants. If we breach any of the restrictions, covenants, ratios or tests in our debt agreements and we are unable to cure such breach within the prescribed cure period, our obligations may, at the election of the relevant lender, become immediately due and payable, and the lenders’ commitment under our credit facilities, if any, to make further loans available to us may terminate. A default under debt agreements could also result in cross-defaults under other financing agreements and foreclosure on any of our vessels and other assets securing related loans or our need to sell assets or take other actions in order to meet our debt or other financial obligations.
We may be required to make substantial capital expenditures should we decide to expand the size of our fleet. We generally will be required to make significant installment payments for any acquisitions of newbuilding vessels prior to their delivery and generation of revenue. Depending on whether we finance our expenditures through cash from operations or by issuing debt or equity securities, our financial leverage could increase and/or our shareholders’ ownership interests in us could be diluted.

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

As of December 31, 2025, we had no outstanding long-term debt, and $171.7 million was available to us under our revolving credit facility. We will continue to have the ability to incur additional debt, subject to limitations in our revolving credit facility. Our level of debt could have important consequences to us, including the following:

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
•incurring additional debt or other financial obligations in the future may make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our industry or the economy generally; and

•incurring additional debt or other financial obligations in the future may limit our flexibility in responding to changing business and economic conditions.

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
Our ability to repay or refinance debt or future financial obligations and to fund our capital expenditures will depend on certain financial, business and other factors, many of which are beyond our control. To the extent we are able to finance these obligations and expenditures with cash from operations or by issuing debt or common shares, our ability to pay cash dividends and repurchase shares may be diminished, our financial leverage may increase, and our shareholders may be diluted.

To fund our existing and future debt or future financial obligations and capital expenditures, we may be required to use our existing liquidity or cash from operations, incur borrowings, raise capital through the sale of assets or ownership interests in certain assets, issue debt or additional equity securities and/or seek to access other financing sources. Our access to potential funding sources and our future financial and operating performance will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control.

If we are unable to access additional financing and generate sufficient cash flow to meet our debt, other financial obligations, capital expenditure and other business requirements, we may be forced to take actions such as:

•restructuring our debt or other financial obligations;
•selling additional assets or equity interests in certain assets;
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
Use of cash from operations for capital purposes will reduce cash available for dividends to shareholders. Our ability to obtain bank financing or to access the capital markets for future offerings may be limited by our financial condition at the time of any such financing or offering as well as by adverse market conditions in general. Even if we are successful in obtaining necessary funds, the terms of such financings could limit our ability to pay cash dividends to shareholders or operate our business as currently conducted. In addition, incurring additional debt may significantly increase interest expense and financial leverage, and issuing additional equity securities may result in significant shareholder dilution. The sale of certain assets would reduce cash from operations and the cash available for distribution to shareholders. For more information on our liquidity requirements, please read “Item 18 – Financial Statements: Note 21a – Commitments and Contingencies – Liquidity".

Our expected primary liquidity needs in the next few years are to pay for operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, vessel acquisitions, funding our other working capital requirements, scheduled repayments of debt, debt servicing costs and dividends on equity and/or repurchases of shares as and if determined by our Board of Directors. We anticipate that our primary sources of funds in the next few years will be existing liquidity, cash flows from operations, long-term debt, and equity issuances or other sources of financing.
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

Our success depends on our ability to attract and retain highly skilled and qualified personnel. In crewing our vessels, we require technically skilled employees with specialized training who can perform physically demanding work. Competition to attract and retain qualified crew members is intense. The shipping industry continues to forecast a shortfall in qualified personnel, and crew and other compensation has increased and may continue to increase in the future. If crew costs increase and we are not able to increase our rates to compensate for any such increases, our financial condition and results of operations may be adversely affected. Any inability we experience in the future to hire, train and retain a sufficient number of qualified employees or crew could impair our ability to manage, maintain and grow our business.
We anticipate that we may need to accelerate our fleet renewal in coming years, the success of any such program will depend on newbuilding and second-hand vessel availability and prices, market conditions and available financing, and which may require significant expenditures.

As approximately 65% of our fleet is currently aged 15 years and older, we anticipate that we may need to accelerate our fleet renewal in the coming years. Our ability to successfully execute a renewal program will depend on the availability and prices of newbuilding and second-hand vessels, market conditions and charter rates (primarily spot tanker rates), and access to sufficient financing at acceptable rates. The cost of newbuilding or second-hand vessels will be significant, which could affect our financial condition, cash flows and results of operations. Failure to execute a timely renewal program may adversely impact our business and financial condition.

Increased demand for and supply of vessels fitted with scrubbers to comply with IMO sulfur reduction requirements could reduce demand for our existing vessels and impair our ability to charter out our vessels at competitive rates.

As of December 31, 2025, owners of approximately 50% of the worldwide fleet of crude tankers and 23% of the worldwide fleet of product tankers had fitted scrubbers on their vessels. One vessel we own is fitted with a scrubber. In February 2026, we agreed to sell this vessel, which is expected to be delivered to its purchaser during the second quarter of 2026. Scrubbers allow a ship to consume high sulfur fuel oil, which is less expensive than the low sulfur fuel oil that ships without scrubbers must consume to comply with the IMO 2020 low sulfur emission requirements. Generally, owners of vessels with higher operating fuel requirements (generally larger ships) are more inclined to install scrubbers to comply with IMO 2020. Fuel expense reductions from operating scrubber-fitted ships could result in a substantial reduction of bunker cost for charterers compared to the vessels in our fleet, which do not have scrubbers. If (a) the supply of scrubber-fitted vessels increases, (b) the differential between the cost of high sulfur fuel oil and low sulfur fuel oil is high and (c) charterers prefer such vessels over our vessels to the extent they do not have scrubbers, demand for our vessels may be reduced and our ability to charter out our vessels at competitive rates may be impaired, which may have a material adverse effect on our business, financial condition and results of operations.
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

We may be unable to procure adequate insurance coverage at commercially reasonable rates in the future. For example, more stringent environmental regulations have led to increased costs for, and in the future may result in the lack of availability of, insurance against risks of environmental damage or pollution. A catastrophic oil spill, marine disasters or natural disasters could exceed the insurance coverage, which could harm our business, financial condition and operating results. Any uninsured or underinsured loss could harm our business and financial condition. In addition, the insurance may be voidable by the insurers as a result of certain actions or inactions, such as vessels failing to maintain certification with applicable maritime regulatory organizations.

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

As of December 31, 2025, no principal amount was outstanding under our revolving credit facility, which facility bears interest based on the Secured Overnight Financing Rate (or SOFR), a variable, floating rate. We anticipate, however, that we will draw funds under our revolving credit facility or enter into additional variable rate financing obligations in the future. Accordingly, we may be exposed to the impact of interest rate changes through any borrowings or obligations that require us to make interest or other payments based on floating rates.

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

Returns on our cash and short-term investments and the value of any marketable securities in which we may invest could be adversely affected by changes in interest rates.

For further information about our financial instruments as at December 31, 2025 that are sensitive to changes in interest rates, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

Our cash, cash equivalents and short-term investments are exposed to credit risk, which may be adversely affected by market conditions, interest rates and failures of financial institutions.

As of December 31, 2025, we had a total of $852.6 million of cash, cash equivalents and short-term investments. We manage our available cash through various financial institutions and primarily invest our cash reserves in U.S. Government treasury bills and bank deposits. A collapse or bankruptcy of any of the financial institutions in which or through which we hold or invest our cash reserves, or rumors or the appearance of any such potential collapse or bankruptcy, might prevent us from accessing all or a portion of our cash, cash equivalents and short-term investments for an uncertain period of time, if at all. The collapse of a financial institution may occur very rapidly. Any material limitation on our ability to access our cash, cash equivalents and short-term investments could adversely affect our liquidity, results of operations and ability to meet our obligations. In addition, our returns on our cash invested in short-term investments and the value of any marketable securities in which we may invest could be adversely affected by changes in interest rates and/or by the performance of the capital markets or particular companies. For further information about our financial instruments as at December 31, 2025 that are exposed to credit risk, please read "Item 11 - Quantitative and Qualitative Disclosures About Market Risk".

We may be unable to take advantage of favorable opportunities in the spot market to the extent any of our vessels are employed on medium to long-term charters.

As of the date of this Annual Report, two of our owned Aframax / LR2 vessels and one of our owned Suezmax vessels operate under fixed-rate time-charter contracts, and three of our owned Aframax / LR2 vessels operate under fixed-rate bareboat charter-out contracts. To the extent we enter into medium or long-term charters in the future, the vessels committed to such charters may not be available for spot charters during periods of increasing charter hire rates, when spot charters might be more profitable.
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

Lightering is subject to specific risks arising from the process of safely bringing two large moving tankers next to each other and mooring them for lightering operations in which oil, refined petroleum products or other cargoes are transferred from one ship to the other. These operations require a high degree of expertise and present a higher risk of collision or spill compared to when docking a vessel or transferring cargo at port. Lightering operations, similar to marine transportation in general, are also subject to risks due to events such as mechanical failures, human error and weather conditions.
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

In addition, tariffs, trade embargoes and other economic sanctions by the U.S. or other countries against countries in which we operate, to which we trade, or to which we or any of our customers, joint venture partners or business partners become subject, may limit trading activities with those countries or with customers, which could also harm our business and ability to pay dividends and repurchase shares. For example, the U.S., the European Union, the United Kingdom and numerous other nations have imposed substantial sanctions on Russia for its invasion of Ukraine. In addition, since 2025 the U.S. administration and other governments have announced or taken actions to implement widespread new or increased tariffs on foreign imports. These actions have resulted in, and may result in additional retaliatory tariffs being levied on various goods and commodities, which may trigger trade wars. In February 2026, the U.S. Supreme Court ruled that the U.S. International Emergency Economic Powers Act (or IEEPA) does not authorize presidential tariff actions and invalidated prior IEEPA-based global duties imposed by the U.S. administration; however, in response, the administration imposed a temporary 10% global tariff under another federal statute, which was increased to 15% prior to becoming effective on February 24, 2026. The specific implications of the Supreme Court’s ruling and related administrative actions remain uncertain. These types of trade activities have disrupted global markets, resulting in an increase in general global economic uncertainty, including an increased risk of economic recessions. As a result of the rapidly changing and unpredictable geopolitical climate, the shipping industry has experienced uncertainty as to future vessel demand, trade routes, rates and operating costs.

In April 2025, the U.S. proposed legislation aimed at counteracting what it perceives as unfair Chinese maritime practices. As part of this legislation, operators of Chinese-built vessels and Chinese-owned or operated vessels could be charged a fee of up to $1.5 million (and increasing thereafter) when calling at a U.S. port, with additional fees for operators that have vessels on order at Chinese shipyards. Given that we currently have certain Chinese-built vessels in our fleet, this legislation could lead to higher costs and may impact our ability to utilize Chinese-built ships on voyages to and from the U.S. In October 2025, China responded with similar legislation aimed at U.S.-built or flagged vessels and U.S.-owned or operated vessels. Both China and the U.S. have suspended implementation of the fees until October 2026. If the new U.S. and Chinese port fees become effective in the future, they may redirect trading patterns and port calls of U.S. and Chinese-related tankers, affect chartering decisions of customers, lead to restructuring steps by affected companies, and adversely affect our business and operating results. As there remains uncertainty about whether the port fees measures will be implemented in the future and about how they will be interpreted and enforced, we currently are unable to determine with certainty the impact these additional fees will have on us, our business and operations.

The loss of any key customer or its inability to pay for our services could result in a significant loss of revenue in a given period.

We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. While no customer accounted for over 10% of our consolidated revenues during 2025, 2024 or 2023, the loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.

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

Our primary economic environment is the international shipping market, which utilizes the U.S. Dollar as its functional currency. Consequently, the majority of our revenues and expenses are in U.S. Dollars, with the exception of our Australian operations which earn revenues and incur expenses primarily in Australian Dollars. However, we incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Singapore Dollar, British Pound, Euro, Philippine Peso and Japanese Yen. This partial mismatch in revenues and expenses could lead to fluctuations in our net income due to changes in the value of the U.S. Dollar relative to other currencies.

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

Our general vessel employment strategy includes using a mix of spot and fixed-rate charters, and we expect to enter into fixed-rate charters in the future. As of the date of this Annual Report, two of our owned Aframax / LR2 vessels and one of our owned Suezmax vessels operate under fixed-rate time-charter contracts, which are scheduled to expire between October 2026 and April 2027, and three of our owned Aframax / LR2 vessels operate under fixed-rate bareboat charter-out contracts, which are scheduled to expire between April 2026 and June 2026. If upon their scheduled expiration, or any early termination, we are unable to renew or replace these fixed-rate charters on favorable terms, or if we choose not to renew or replace these fixed-rate charters, we may employ the vessels in the volatile spot market. Increasing our exposure to the spot market, particularly during periods of unfavorable market conditions, could harm our results of operations and make them more volatile.
We have recognized asset impairments in the past and we may recognize additional impairments in the future, which will reduce our earnings and net assets.

If we determine at any time that an asset has been impaired, we may need to recognize an impairment charge that will reduce our earnings and net assets. We review our vessels and operating lease right-of-use assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable, which occurs when an asset's carrying value is greater than the estimated undiscounted future cash flows the asset is expected to generate over its remaining useful life. We review our goodwill for impairment annually and if a reporting unit's goodwill carrying value is greater than the estimated fair value, the goodwill attributable to that reporting unit is impaired. We evaluate an investment in an equity-accounted joint venture for impairment when events or circumstances indicate that the carrying value of such investment may have experienced an other-than-temporary decline in value below its carrying value.

Further, if we determine at any time that a vessel’s future useful life and cash flows require us to impair its value on our financial statements, we may need to recognize a significant impairment charge against our earnings. Such a determination involves numerous assumptions and estimates, some of which require more judgment and are less predictable.

In 2025 and 2024, we recognized asset impairment charges of $0.8 million and $1.4 million, respectively, related to certain operating lease right-of-use assets. There were no impairment charges in 2023.

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

Conflicts of interest may arise between Teekay and its other affiliates, on the one hand, and us and our shareholders, on the other hand. As a result of these conflicts, Teekay may favor its own interests and the interests of its other affiliates over our interests and those of our shareholders. These conflicts include, among others, the following situations:

•our Chief Executive Officer, Chief Financial Officer and five of our directors (including our CEO) also serve as executive officers or directors of Teekay. As a result, these individuals have fiduciary duties to manage the business of Teekay and its affiliates in a manner beneficial to such entities and their shareholders or partners, as the case may be. Consequently, these officers and directors may encounter situations in which their fiduciary obligations to Teekay or its affiliates, on the one hand, and us, on the other hand, are in conflict. The resolution of these conflicts may not always be in our best interest or that of our shareholders. We have limited their fiduciary duties regarding corporate opportunities that may be attractive to both Teekay and us; and
•certain of our executive officers do not spend all their time on matters related to our business.
Legal and Regulatory Risks
We are bound to adhere to sanctions from many jurisdictions, including the U.S., United Kingdom, European Union and Canada, due to our domicile and location of offices.

The U.S. continues to impose sanctions on several countries or regions such as Cuba, North Korea, Syria, Iran, Russia and Ukraine's Crimea, Luhansk and Donetsk regions. The U.S. also has imposed substantial restrictions on trade with Yemen and Venezuela.

Since February 2022, the U.S. and numerous other organizations and nations, notably including the European Union and United Kingdom, have imposed substantial sanctions on Russia regarding its invasion of Ukraine. During 2022, Australia, the United Kingdom, the U.S. and the European Union prohibited the import of Russian oil into their territories. As of December 2022 for crude oil, and February 2023 for petroleum products, the U.S., European Union and United Kingdom in particular have also prohibited the provision of financial, legal, brokering, shipping and insurance services to any person of any nationality carrying Russian origin oil unless it is at or below a stated cap (currently $44.10 per barrel for crude oil and $100 per barrel for petroleum products), which is reviewed every six months. These Russian sanctions, together with the continuing global reaction to the Russian invasion of Ukraine, may reduce our revenues. The European Union is considering replacing the price cap regulations with a complete ban on the provision of maritime services to vessels carrying Russian origin oil and if other nations follow suit that could have significant implications on our tanker fleet.
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

Despite our policies, in the future our vessels may inadvertently breach sanctions due to orders given by charterers. Use of our vessels by charterers in a manner that violates sanctions may result in fines, penalties or other sanctions imposed against us. Sanctions and embargo laws and regulations vary in their application, as they do not all apply to the same covered persons or proscribe the same activities, and such sanctions and embargo laws and regulations may be amended over time. Additionally, certain sanctions exist under a strict liability regime. This means that for a party to be liable under the sanctions, it is not a requirement that the party knew they were violating sanctions or that they intended to violate sanctions. We could be subject to monetary fines, civil or commercial penalties or other sanctions for violating applicable sanctions or embargo laws even in circumstances where our conduct or the conduct of one of our charterers was inconsistent with our sanctions-related policies, whether unintentionally or inadvertently.
Failure to comply with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act, the UK Criminal Finances Act, the UK Economic Crime and Corporate Transparency Act and similar laws in other jurisdictions could result in fines, criminal penalties, contract terminations and an adverse effect on our business.

We operate our vessels worldwide, which may require our vessels to trade in countries known to have a reputation for corruption. We are committed to doing business in accordance with applicable anti-corruption laws and have adopted a code of business conduct and ethics which is consistent and in full compliance with the Foreign Corrupt Practices Act of 1977 (or the FCPA) of the United States, the Bribery Act 2010 (or the UK Bribery Act), the Criminal Finances Act 2017 (or the CFA) and the Economic Crime and Corporate Transparency Act 2023 (or the ECCTA) of the United Kingdom. We are subject, however, to the risk that we, our affiliated entities or their respective officers, directors, employees and agents may take actions determined to be in violation of applicable anti-corruption and anti-money laundering laws, including the FCPA, the UK Bribery Act, the CFA and the ECCTA. Any such violation could result in substantial fines, sanctions, civil and/or criminal penalties, or curtailment of operations in certain jurisdictions, and might adversely affect our business, results of operations or financial condition. In addition, actual or alleged violations could damage our reputation and ability to do business. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.
The shipping industry is subject to substantial environmental and other regulations, which may significantly limit operations and increase expenses and adversely impact our insurance coverage and costs.

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

Our business includes transporting oil and oil products. Regulatory changes and public concern about the environmental impact of climate change may lead to reduced demand for our assets and decreased demand for our services, while increasing or creating greater incentives for use of alternative energy sources. Regulatory and consumer efforts aimed at combating climate change may intensify and accelerate. Although we do not expect demand for oil to decline dramatically over the short-term, in the long-term, climate change initiatives will likely significantly affect demand for oil and for alternatives. Any such change could adversely affect our ability to compete in a changing market and our business, financial condition and results of operations. For example, as of January 1, 2024, the European Union expanded the existing EU Emissions Trading System (or EU ETS) to include carbon dioxide (or CO2) emissions from vessels of 5,000 gross tonnage and above. Shipping companies which perform voyages to, from or within the EU or the EEA (Iceland, Liechtenstein and Norway) in a given year will need to acquire and surrender EU allowances (or EUAs) through their Union Registry account by September of the following year to cover their annual emissions. In addition to the EU ETS, the introduction of the FuelEU Maritime regulation by the European Union as of January 1, 2025, requires us to pay a financial penalty in relation to certain voyages which call on EU or EEA ports when not using low emission intensity fuels. Effective July 1, 2026, the UK Emissions Trading Scheme (or UK ETS) will be expanded to include the domestic maritime sector and applies to commercial vessels of 5,000 gross tonnage and above. Compliance is required for all domestic voyages, which are defined as journeys between two UK ports or voyages that start and end at the same UK port. This includes all emissions generated while at anchor or moored in UK ports. As part of compliance, the registered owner of a vessel must acquire and surrender one UK allowance for every tonne of CO2 equivalent emitted. For further information on EU ETS, FuelEU and UK ETS, please see “Item 4. Information on the Company – B. Business Overview – Regulations” in this Annual Report.
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

At the same time, anti-ESG sentiment has been gaining momentum in certain jurisdictions, including the U.S., and certain investors, other stakeholders and regulators may express or pursue opposing views, legislation and investment expectations with respect to ESG initiatives. Several states in the U.S. and the U.S. government have enacted or proposed policies or executive action restricting ESG-focused investment practices, some of which may conflict with other regulatory requirements, resulting in regulatory uncertainty. Failure to comply with ESG-related or anti-ESG-related laws, exchange policies or stakeholder expectations could materially and adversely impact an investment in our common shares and have an adverse effect on our business.
As a Bermuda exempted company, and with a majority of our subsidiaries being Marshall Islands entities and also having subsidiaries in other offshore jurisdictions, our operations may be subject to economic substance requirements, which could impact our business.

Finance ministers of the European Union rate jurisdictions for tax transparency, governance, real economic activity and corporate tax rate. Countries that do not adequately cooperate with the finance ministers are placed on a list of non-cooperative jurisdictions for tax purposes. As of December 31, 2025, neither Bermuda nor the Marshall Islands were listed by the European Union on the list of non-cooperative jurisdictions. If Bermuda or the Marshall Islands were placed onto the list of non-cooperative jurisdictions and sanctions or other financial, tax or regulatory measures were applied by European Union member states to countries on the list, or further economic substance requirements were imposed by Bermuda or the Marshall Islands, our business could be harmed.

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

We are a Bermuda exempted company with our headquarters in Bermuda and we have subsidiaries organized in Bermuda. Additionally, a majority of our subsidiaries are Marshall Islands entities. These jurisdictions have enacted economic substance laws and regulations with which we may be obligated to comply. We believe that we and our subsidiaries are compliant with the Bermuda and the Marshall Islands economic substance requirements. However, if there were a change in the requirements or interpretation thereof, or if there were an unexpected change to our operations, any such change could result in noncompliance with the economic substance legislation and related fines or other penalties, increased monitoring and audits, and dissolution of the noncompliant entity, which could have an adverse effect on our business, financial condition or operating results.
The smuggling of drugs or other contraband onto our vessels may lead to governmental claims against us.

Production of cocaine and various narcotics has risen dramatically in recent years, and the demand for such substances has seen an increase in many countries as well. As a result, new hubs and new routes for cocaine and narcotics smuggling have emerged, and seizures by law enforcement agencies are reaching record highs around the world. Many of these seizures have a direct impact on merchant ships. Detentions of vessels and crew members are possible when cocaine or certain narcotics are discovered, leading to operational delays, lengthy legal proceedings, psychological impacts on employees and associated costs.
Our vessels call on certain ports, such as Brazil, Venezuela and Colombia, where there is a higher risk that smugglers may attempt to hide drugs and other illegal substances and contraband on vessels, with or without the knowledge of crew members. To the extent our vessels are found with illegal substances or contraband, whether inside or attached to the hull of our vessel and whether with or without the knowledge of any of our crew, we may face governmental or other regulatory claims and detention of the vessel, which could have a material adverse effect on our business, financial condition and results of operations.
Information and Technology Risks
A cyber-attack could materially disrupt our business.

We rely on information technology systems and networks in our operations and the administration of our business. Cyber-attacks have increased in number and sophistication in recent years, and will likely continue to accelerate as artificial intelligence is further employed in cyber-attacks. Our operations could be targeted by individuals or groups seeking to sabotage, disrupt or gain unauthorized access to our information technology systems and networks, or to steal data. A successful cyber-attack could disrupt our operations, including the safety of our operations, or lead to the unauthorized release of information or alteration of information on our systems. Any such attack or other breaches of our information technology systems could have a material adverse effect on our business and results of operations.
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

We may be required to spend significant capital and other resources to further protect us, our information systems and our assets against threats of security breaches, computer viruses and cyberattacks, or to alleviate problems caused by such matters. Security breaches, viruses and cyber-attacks could also harm our reputation and expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches (including the inability of our third-party vendors, suppliers or counterparties to prevent security breaches) could also cause existing customers to lose confidence in our information systems and harm our reputation, cause losses to us or our customers, damage our reputation and increase our costs. Any vulnerabilities attributable to third-party vendors, suppliers or counterparties relating to artificial intelligence tools or other products or services we may purchase or use might not be identified or discovered by them or by us, and such vulnerabilities could increase our exposure to security breaches and cyber-attacks.

In addition, the unavailability of information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased operating costs. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business, financial condition and results of operations.
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

The use of artificial intelligence in our operations may not result in expected benefits, and the use of artificial intelligence by any of our competitors may give them advantages relative to us.

We are investigating the use of artificial intelligence to improve productivity and streamline processes. However, any further investment in and use of artificial intelligence may not achieve the expected benefits, and the use of artificial intelligence by our competitors may give them advantages relative to us.
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

We are organized under the laws of Bermuda, and substantially all of our assets are located outside of the U.S. In addition, most of our directors and officers are non-residents of the U.S., and all or a substantial portion of the assets of these non-residents are located outside the U.S. As a result, it may be difficult or impossible to bring an action against us or against these individuals in the U.S. Even if successful in bringing an action of this kind, the laws of Bermuda and of other jurisdictions may prevent or restrict the enforcement of a judgment against us or our assets or our directors and officers.

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

With respect to the PFIC income test, there are legal uncertainties involved in determining whether the income derived from our and our look through subsidiaries’ time-chartering activities constitutes rental income or income derived from the performance of services, including the decision in Tidewater Inc. v. United States, 565 F.3d 299 (5th Cir. 2009), which held that income derived from certain time-chartering activities should be treated as rental income rather than services income for purposes of a foreign sales corporation provision of the U.S. Internal Revenue Code of 1986, as amended (or the Code). However, the Internal Revenue Service (or the IRS) stated in an Action on Decision (AOD 2010-01) that it disagrees with, and will not acquiesce to, the way that the rental versus services framework was applied to the facts in the Tidewater decision, and in its discussion stated that the time charters at issue in Tidewater would be treated as producing services income for PFIC purposes. The IRS’s statement with respect to Tidewater cannot be relied upon or otherwise cited as precedent by taxpayers. Consequently, in the absence of any binding legal authority specifically relating to the statutory provisions governing PFICs, there can be no assurance that the IRS or a court would not follow the Tidewater decision in interpreting the PFIC provisions of the Code. Nevertheless, based on our and our look-through subsidiaries’ current assets and operations, we intend to take the position that we are not now and have never been a PFIC. No assurance can be given that this position would be sustained by a court if contested by the IRS. Furthermore, based on our current estimates and assumptions relating to our current PFIC asset test modeling, including our assumptions on the tanker market, value of our fleet and our significant cash assets, no assurance can be given that we would not constitute a PFIC for the 2026 tax year or any future tax year if there were to be changes in these estimates and assumptions and in our and our look-through subsidiaries’ assets, income or operations.

If we or the IRS were to determine that we are or have been a PFIC for any tax year during which a U.S. Holder (as defined below under “Item 10 – Additional Information – Material United States Federal Income Tax Considerations”) held our common shares, such U.S. Holder would face adverse U.S. federal income tax consequences. For a more comprehensive discussion regarding the tax consequences to U.S. Holders if we are treated as a PFIC, please read "Item 10 - Additional Information - Material United States Federal Income Tax Considerations - United States Federal Income Taxation of U.S. Holders - Consequences of Possible PFIC Classification."
The imposition of taxes, including as a result of any change in tax law or accounting requirements, may reduce our cash available for distribution to shareholders, cash flows and results of operations.

We, our joint venture or our subsidiaries are subject to tax in certain jurisdictions in which we, our joint venture or our subsidiaries are organized own assets or have operations, which reduces the amount of our cash available for distribution. In computing our tax obligations in these jurisdictions, we are required to take various tax accounting and reporting positions, including in certain cases estimates, on matters that are not entirely free from doubt and for which we may not have received rulings from the governing authorities. We cannot assure you that upon review of these positions the applicable authorities will agree with our positions. A successful challenge by a tax authority could result in additional tax imposed on us, our joint venture or our subsidiaries, further reducing the cash available for distribution. We have established reserves in our financial statements that we believe are adequate to cover our liability for any such additional taxes. We cannot assure you, however, that such reserves will be sufficient to cover any additional tax liability that may be imposed on our subsidiaries. Additionally, tax laws, including tax rates, in the jurisdictions in which we operate may change as a result of macroeconomic or other factors outside of our control. A change in tax laws or regulations, or in the interpretation thereof, could result in a materially higher tax expense or a higher effective tax rate on our earnings. For example, various governments and organizations such as the European Union and the OECD are increasingly focused on tax reform and other legislative or regulatory action to increase tax revenue.

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

Qualifying international shipping income is exempt from many aspects of this Pillar Two framework if the exemption requirements are met, which may minimize the tax effect on qualifying shipping companies. As of 2025, legislatures of over 60 OECD member states both within and outside of the European Union have either introduced draft legislation or enacted final legislation to implement the OECD's minimum tax proposal, including the countries of Canada, the UK, Australia, the Netherlands, Norway and Singapore, in which we (or one of our “constituent entities,” as determined consistent with the Pillar Two framework) operate. The application of the Pillar Two rules continues to evolve and its implementation may result in additional tax imposed on us or our subsidiaries and increase the cost of operating in certain countries. We continue to monitor the development and evaluate the impact of these rules and assess whether to take any available mitigating actions to reduce the potential impact under the current Pillar Two rules.

Additionally, changes in our operations or ownership could result in additional tax being imposed on us or on our subsidiaries in jurisdictions in which operations are conducted. For example, changes in the ownership of our shares may cause us to be unable to claim an exemption from U.S. federal income tax under Section 883 of the Code. If we were not exempt from tax under Section 883 of the Code, we would be subject to U.S. federal income tax on income we earn from voyages into or out of the U.S., the amount of which is not within our complete control. In addition, we may rely on an exemption to be deemed non-resident in Canada for Canadian tax purposes under subsection 250(6) of the Canada Income Tax Act for (i) corporations whose principal business is international shipping and that derive all or substantially all of their revenue from international shipping, and (ii) corporations that are holding companies that have over half of the cost base of their investments in eligible international shipping subsidiaries and receive substantially all of their revenue as dividends or interest from those eligible international shipping subsidiaries are exempt under subsection 250(6). If we were to cease to qualify for the subsection 250(6) exemption, we could be subject to Canadian income tax and to the extent Teekay Tankers was to distribute dividends as a corporation determined to be resident in Canada, shareholders who are not resident in Canada for purposes of the Canada Income Tax Act would generally be subject to Canadian withholding tax in respect of such dividends paid by Teekay Tankers.

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

As a response to the introduction of the OECD Pillar Two framework and the enactment by various countries of the Pillar Two rules, Bermuda enacted the Bermuda Corporate Income Tax Act 2023 (or Bermuda CIT Act) on December 27, 2023, which became operative with respect to the imposition of corporate income tax on January 1, 2025. The Bermuda CIT Act applies only to Bermuda entities that are part of multinational enterprise groups with €750 million or more in annual revenues in at least two of the four fiscal years immediately preceding the fiscal year in question (or Bermuda Constituent Entity Group). Where corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable for a fiscal year will be 15% of the net taxable income of the Bermuda Constituent Entity Group as determined in accordance with and subject to the adjustments set out in the Bermuda CIT Act (including in respect of foreign tax credits applicable to the Bermuda constituent entities). In general, income arising from international shipping is exempted from the scope of such tax to the extent applicable requirements relating to strategic or commercial management in Bermuda are satisfied.

As a result of the redomiciliation of Teekay Tankers to Bermuda on October 1, 2024, the provisions of the Bermuda CIT Act apply to tax years starting on January 1, 2025 to our Bermuda Constituent Entity Group, which may result in corporate income tax being payable, depending on the nature of our income, profits or gains. Under current Bermuda tax law (including the Bermuda CIT Act), there are no withholding taxes payable in Bermuda on dividends distributed by us to our shareholders.

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

In November 2024, Teekay Tankers' subsidiaries elected jointly as a group to participate in the United Kingdom tonnage tax regime and, following the group's admission, is eligible for this regime for an initial eight-year period. At any time during the eight-year eligibility period, the Teekay Tankers tonnage tax group can elect to renew its election to apply the tonnage tax regime for another eight-year period on a rolling basis. The tonnage tax system applies to shipping income, expenses and profits and replaces factors that are normally taken into account in traditional tax calculations, such as profit or loss, operating costs, depreciation, gains and the offsetting of past losses of the revenues taxable in the United Kingdom. However, under the tonnage tax rules, which are part of the normal corporate tax regime in the United Kingdom, the taxable income of a qualifying shipping operation such as that of the Teekay Tankers tonnage tax group is instead calculated based on the net registered tonnage of the qualifying seagoing vessels that the Teekay Tankers tonnage tax group owns, charters or, in some cases, manages that generate income from shipping activities. A deemed daily profit figure is applied to the specific net tonnage of the vessels based on a sliding scale to determine the taxable income under the tonnage tax regime. The total annual deemed profit is then subjected to United Kingdom corporation tax in the normal manner (currently at the rate of 25%), such that tonnage tax companies remain United Kingdom corporation taxpayers and remain entitled to the benefits of the United Kingdom’s double taxation agreements with other countries.

Changes to the United Kingdom tax regime applicable to us, or the interpretation thereof, may impact our future operating results. There is no guarantee that the tonnage tax regime will not be reversed or that other forms of taxation will not be imposed, such as, among other things, further or amended taxes imposing the global minimum effective tax rate rules, a carbon tax or emissions trading system in the context of the discouragement of the use of fossil fuels. To the extent that such changes were to be implemented or we do not continue to meet the applicable qualification requirements, we may be required to pay higher income tax in the United Kingdom and this may adversely impact our financial condition and results of operations.

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

Our tanker fleet size has increased from nine owned Aframax tankers in 2007 to 35 owned tankers and three in-chartered tankers as of March 1, 2026. The capacity of our tanker fleet has risen from approximately 980,000 deadweight tonnes (or dwt) in 2007 to approximately 4,813,100 dwt as of March 1, 2026.

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

In December 2024, we acquired Teekay Corporation's Australian operations, which provide marine services to the Australian government, energy companies and other third parties. In addition, we acquired all of Teekay Corporation's management services companies not previously owned by us. As part of the acquisition, Teekay Corporation transferred to us its supplemental retirement defined contribution plan, which relates to the management service companies included in the acquisition (collectively, the Acquired Operations).

We purchased one Aframax / LR2 tanker, one Suezmax tanker and one VLCC tanker (which was previously owned through our 50/50 joint venture before we purchased the remaining 50% ownership interest in the tanker) in 2025, as well as one Aframax / LR2 tanker in 2024. In January 2026, we completed the purchase of three Aframax / LR2 tankers.

We sold eight Suezmax tankers and three Aframax / LR2 tankers in 2025, two Aframax / LR2 tankers and one Suezmax tanker in 2024, as well as one Aframax / LR2 tanker in 2023. Please read "Item 18 – Financial Statements: Note 15 - Vessel Sales and Write-down of Assets". In January 2026, we completed the sale of one Suezmax tanker. The tanker and its related bunker and lube oil inventories were classified as held for sale in the consolidated balance sheet as at December 31, 2025. In January 2026 and February 2026, we entered into agreements to sell one Suezmax tanker and one VLCC tanker. The Suezmax tanker was delivered to its purchaser during March 2026, and the VLCC tanker is expected to be delivered to its purchaser during the second quarter of 2026.

From time to time, we also charter-in vessels, typically from third parties as part of our chartering strategy. Please read “Business Strategies” below in this Item.

We incorporated on October 17, 2007 under the laws of the Republic of the Marshall Islands and transferred our legal domicile on October 1, 2024 by changing our jurisdiction of incorporation from the Marshall Islands to Bermuda. Following the redomiciliation, we are a Bermuda exempted company and maintain our principal executive office at 2nd Floor, Swan Building, 26 Victoria Street, Hamilton, HM 12, Bermuda. Our telephone number at such address is (441) 298-2530.
The SEC maintains an internet site at www.sec.gov, that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website is www.teekay.com/business/tankers. The information contained on our website is not part of this Annual Report.
B.Business Overview
Our primary business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce downside risks. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. In addition to our core business, we also provide operational and maintenance marine services as part of our Australian operations and STS support services, along with our in-house tanker commercial management and technical management operations. We believe this improves our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these operational areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control.

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

For additional information regarding our recent transactions and developments, please read "Item 5 – Significant Developments in 2025 and Early 2026".
Revenue by Contract Type and Segment
Please read "Item 18 – Financial Statements: Note 4 - Revenues" for a breakdown of revenue by contract type and "Item 18 – Financial Statements: Note 5 – Segment Reporting" for a breakdown of revenue by segment.

Our Fleet
The following table summarizes our owned and chartered-in fleet as at March 1, 2026:

	Owned Vessels	Chartered-in Vessels	Total
Fixed-rate:
Suezmax Tanker	1	—	1
Aframax Tankers / Long Range 2 (or LR2) Product Tankers	5	—	5
Total Fixed-Rate Fleet	6	—	6
Spot-rate:
Suezmax Tankers (1)	15	1	16
Aframax Tankers / LR2 Product Tankers	13	2	15
VLCC Tanker (2)	1	—	1
Total Spot Fleet	29	3	32
Total Tanker Fleet	35	3	38
Ship-to-Ship Support and Bunker Tanker Vessels	—	3	3
Total Teekay Tankers Fleet	35	6	41
(1)Includes one owned Suezmax tanker for which an agreement was put in place in January 2026 to sell the vessel. The vessel was delivered to its purchaser during March 2026.
(2)In August 2025, we completed the acquisition of the VLCC tanker from our 50/50 joint venture with Wah Kwong Maritime Transport Holdings Limited (please refer to "Item 18 – Financial Statements: Note 6 - Investment in and Advances to Equity-Accounted Joint Venture"). In February 2026, we entered into an agreement to sell the VLCC tanker, which is expected to be delivered to its purchaser during the second quarter of 2026.

The following table provides additional information about our owned Suezmax oil tankers as of March 1, 2026, 15 of which are Bahamian-flagged and one of which is Marshall Islands-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Athens Spirit	158,500	2012	Spot	—	—
Atlanta Spirit	158,700	2011	Spot	—	—
Baker Spirit	156,900	2009	Spot	—	—
Barcelona Spirit	158,500	2011	Spot	—	—
Beijing Spirit	156,500	2010	Spot	—	—
Copper Spirit	156,800	2010	Spot	—	—
Dilong Spirit (1)	159,000	2009	Spot	—	—
London Spirit	158,700	2011	Spot	—	—
Moscow Spirit	156,500	2010	Spot	—	—
Pinnacle Spirit	160,400	2008	Spot	—	—
Rio Spirit	158,400	2013	Spot	—	—
Summit Spirit	160,500	2008	Spot	—	—
Sydney Spirit	158,500	2012	Spot	—	—
Tahoe Spirit	156,900	2010	Spot	—	—
Ulsan Spirit	157,400	2017	Time charter	$42,500	September 2026
Zenith Spirit	160,500	2009	Spot	—	—
Total Capacity	2,532,700
(1)In January 2026, we entered into an agreement to sell the Dilong Spirit, which was delivered to its purchaser during March 2026.

The following table provides additional information about our owned Aframax oil tankers as of March 1, 2026, eight of which are Bahamian-flagged and three of which are Isle of Man-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Blackcomb Spirit	109,000	2010	Spot	—	—
Emerald Spirit	109,000	2009	Spot	—	—
Garibaldi Spirit	109,000	2009	Time charter	$32,200	October 2026
Kmarin Reliance (1)	109,500	2016	Bareboat charter	$11,850	June 2026
Kmarin Renown (2)	109,700	2016	Bareboat charter	$11,850	April 2026
Kmarin Respect (3)	109,600	2016	Bareboat charter	$11,850	April 2026
Orchid Spirit	112,800	2021	Spot	—	—
Peak Spirit	104,600	2011	Spot	—	—
Tarbet Spirit	107,500	2009	Spot	—	—
Whistler Spirit	109,000	2010	Spot	—	—
Yamato Spirit	107,600	2008	Spot	—	—
Total Capacity	1,197,300
(1)The tanker will be renamed Kiowa Spirit after we take redelivery of the tanker at the end of its bareboat charter-out contract.
(2)The tanker will be renamed Kareela Spirit after we take redelivery of the tanker at the end of its bareboat charter-out contract.
(3)The tanker will be renamed Kanata Spirit after we take redelivery of the tanker at the end of its bareboat charter-out contract.

The following table provides additional information about our owned LR2 product tankers as of March 1, 2026, six of which are Bahamian-flagged and one of which is Marshall Islands-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Hovden Spirit	105,300	2012	Spot	—	—
Leyte Spirit	109,700	2011	Spot	—	—
Luzon Spirit	109,600	2011	Spot	—	—
Sebarok Spirit	109,600	2011	Spot	—	—
Seletar Spirit	109,000	2010	Spot	—	—
Semakau Spirit	115,600	2019	Spot	—	—
Trysil Spirit	105,300	2012	Time charter	$34,350	January 2027
Total Capacity	764,100

The following table provides additional information about our VLCC oil tanker as of March 1, 2026, which is Marshall Islands-flagged.

Vessel	Capacity (dwt)	Built	Employment	Daily Rate	Expiration of Charter
Singapore Spirit (1)	319,000	2013	Spot	—	—
(1) In February 2026, we entered into an agreement to sell the Singapore Spirit, which is expected to be delivered to its purchaser during the second quarter of 2026.

Please read "Note 9 - Long-Term Debt" included in "Item 18 – Financial Statements" included in this Annual Report for information with respect to major encumbrances against our vessels.

Business Strategies
Our primary business strategies include the following:

•Expand our fleet through acquisitions. Since our initial public offering, we have purchased a total of 65 tankers from Teekay Corporation or other affiliates and from third parties. In the future, we anticipate acquiring vessels through acquisitions of tankers or businesses from third parties, by securing additional in-chartered vessels and by ordering newbuildings.
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
Our Chartering Strategy and Participation in the Vessel Revenue Sharing Agreements
Chartering Strategy. We operate our vessels in the spot market, under time-charter contracts of varying lengths and under FSL contracts, in an effort to maximize cash flow from our vessels based on our outlook for freight rates, oil tanker market conditions and global economic conditions. As of December 31, 2025, a total of 30 of our owned vessels and three time chartered-in vessels operated in the spot market through employment on spot voyage charters. Our mix of vessels trading in the spot market, providing lightering services in the U.S. Gulf (or USG), or subject to fixed-rate time charters will change from time to time. We also may seek to increase or decrease our exposure to the freight market through the use of forward freight agreements or other financial instruments.

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
Revenue Sharing Agreements

We and certain third-party vessel owners have entered into RSAs. As of December 31, 2025, 17 owned and chartered-in Suezmax tankers and 15 owned and chartered-in Aframax / LR2 tankers in our fleet, as well as two vessels not in our fleet owned by third parties, were subject to RSAs. The vessels subject to the RSAs are employed and operated in the spot market or pursuant to time charters of less than one year.

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

As of December 31, 2025, we remain one of three active STS lightering businesses in the USG. We are one of the two providers in this group that provides a complete full service STS offering, which includes the availability of Aframax tonnage to provide shipment between shore and offshore. The USG lightering trade has a foundation of demand due to traditional imports into the U.S. to serve USG Coast refinery demand. Although imports of crude oil into the U.S. have declined as a result of rising domestic crude oil production since 2018, we believe that the current demand for import lightering has stabilized and is consistent with the dependency which U.S. refiners have on foreign oil that is most economically transported on larger VLCC and Suezmax vessels into the USG.

Export-related crude accounted for around 63% of total USG lightering operations in 2025. We expect that the U.S. will continue crude production and exports, which provides a foundation of lightering demand for loading to VLCCs intended for export to Asia and, to a lesser degree, Europe. Although the ports of Houston and Corpus Christi, Texas are now able to accommodate a VLCC at berthside for direct loading, draft restrictions will still require offshore top off STS loading for those vessels to lift their full capacity. Overall port congestion at these locations will create an opportunity for the offshore lightering industry to absorb incremental U.S. crude output which the current deep berths are not able to accommodate efficiently.

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

Oil has been one of the world’s primary energy sources for decades. According to the International Energy Agency (or IEA), global oil consumption decreased substantially in 2020 as a result of demand destruction caused by the COVID-19 pandemic. However, oil demand has recovered substantially since 2021 and by 2024 global oil demand had risen back above pre-COVID-19 levels with new record high demand levels set in 2025. According to the IEA, global oil demand is expected to increase further in 2026.
The distance over which crude oil or refined petroleum products are transported is determined by seaborne trading and distribution patterns, which are principally influenced by the relative advantages of the various sources of production and locations of consumption. Seaborne trading patterns are also periodically influenced by geopolitical events, such as wars, hostilities and trade embargoes that divert tankers from normal trading patterns, as well as by inter-regional oil trading activity created by oil supply and demand imbalances. Historically, the level of oil exports from the Middle East has had a strong effect on the crude tanker market due to the relatively long distance between this supply source and typical discharge points. Over the past few years, the growing economies of China and India have increased and diversified their oil imports, resulting in an overall increase in transportation distance for crude tankers. Major consumers in Asia have increased their crude import volumes from longer-haul producers, such as those in the Atlantic Basin. The Russia-Ukraine war and Houthi attacks near the Red Sea have also increased transportation distance for tankers. In addition, the recent conflict between the U.S., Israel and Iran has severely impacted navigation through the Strait of Hormuz, which already has further impacted tanker trade routes.

The limited growth in refinery capacity in developed nations, the largest consumers of oil in recent years, and increasing refinery capacity in the Middle East and parts of Asia where capacity surplus supports exports, have also altered traditional trading patterns and contributed to the overall increase in transportation distance for both crude tankers and product tankers.

Oil Tanker Supply. New Aframax, Suezmax and LR2 tankers are generally expected to have a lifespan of approximately 25 to 30 years, based on estimated hull fatigue life. As of December 31, 2025, the world Aframax crude tanker fleet consisted of 693 vessels, with an additional 50 Aframax crude oil tanker newbuildings on order for delivery through 2029; the world Suezmax crude tanker fleet consisted of 691 vessels, with an additional 147 Suezmax crude oil tanker newbuildings on order for delivery through 2029; and the world LR2 product tanker fleet consisted of 509 vessels, with an additional 168 LR2 product tanker newbuildings on order through 2029. As of December 31, 2025, the average age of the global tanker fleet was 14.2 years, which is the highest since 2000. Currently, delivery of a vessel typically occurs within two to three years of ordering.

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

Marine Services

Teekay has been operating in Australia for over 25 years, and we are one of the largest employers of Australian seafarers. We leverage our reputation and operational expertise to further expand our operations in Australia with the consistent delivery of superior customer service. As part of our Australian operations, we provide marine services to the Australian government, energy companies and other third parties. Our marine services business in Australia provides operations, supply, maintenance and engineering support, as well as crewing and training services, primarily under long-term contracts with the Commonwealth of Australia, for 11 Australian government-owned vessels. In addition, we provide technical and crewing management services for two patrol boats, as well as bareboat chartering-in a bunker tanker which we have time chartered-out to a third party at a rate that is equal to the bareboat cost plus an operational element.
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

We believe in continuous improvement, which has seen our safety and environmental culture develop over a significant time period. Health, Safety and Environmental Program milestones include the roll-out of the Environmental Leadership Program (2005), Safety in Action (2007), Quality Assurance and Training Officer Program (2008), Operational Leadership - The Journey (2010), Significant Incident Potential (2015), Navigation Handbook (2016), Risk Tool Procedure (2017), Safety Management System upgrade (2018), Fleet Training Officer (or FTO) Program (2021) and Cargo Procedures handbook (2022). Electronic record keeping for the IMO's International Convention for the Prevention of Pollution from Ships (MARPOL) logs was trialed on board in 2023 and effective January 1, 2024, all vessels are using electronic record keeping for MARPOL logs.

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

We, through our subsidiaries, provide technical management services for our owned vessels. We have obtained through Det Norske Veritas (or DNV), the Norwegian classification society, approval of our safety management system as being in compliance with the International Safety Management Code (or ISM Code), and this system has been implemented for all of our vessels. As part of our ISM Code compliance, all of the vessels’ safety management certificates are maintained through ongoing internal audits performed by certified internal auditors and intermediate and renewal audits performed by DNV.

In addition to the mandatory internal audits conducted by the FTOs on vessels, an internal review is conducted by our Health, Safety, Environment and Quality (or HSEQ) team before customer audits (Tanker Management Self-Assessment inspections) to ensure that all ship management functions are strictly adhered to.

We conduct Safety Management courses for senior officers and Onboard Safety Officer courses for safety officers three times a year. Additionally, Safety Orientation Seminars are conducted every month for the ratings in Manila and Mumbai to emphasize key messages about safety. A virtual safety briefing is conducted for all officers before they join a vessel to emphasize the importance of their role in driving safety onboard.

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

We believe that our current insurance coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business and that we maintain appropriate levels of environmental damage and pollution insurance coverage. However, we cannot guarantee that all covered risks are adequately insured against, that any particular claim will be paid or that we will be able to procure adequate insurance coverage at commercially reasonable rates in the future. More stringent environmental regulations have resulted in increased costs for, and may result in the lack of availability of, insurance against risks of environmental damage or pollution. In addition, after recent years of increasing costs, we believe the cost of protection and indemnity insurance and the underlying reinsurance is generally stabilizing and we expect that will continue through 2026, although some insurers continue to implement increased pricing.

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

Customers
We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. Our customers include major energy and utility companies, major oil traders, large oil consumers and petroleum product producers, government agencies, and various other entities that depend upon marine transportation. No customer accounted for over 10% of our consolidated revenues from continuing operations during 2025, 2024 or 2023. The loss of any significant customer or a substantial decline in the amount of services requested by a significant customer, or the inability of a significant customer to pay for our services, could have a material adverse effect on our business, financial condition and results of operations.
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

Regulations
General
Our business and the operation of our vessels are significantly affected by international conventions and national, state and local laws and regulations in the jurisdictions in which our vessels operate, as well as in the country or countries of their registration. Because these conventions, laws and regulations change frequently, we cannot predict the ultimate cost of compliance or their impact on the resale price or useful life of our vessels. Additional conventions, laws and regulations may be adopted that could limit our ability to do business or increase the cost of our doing business, and that may materially affect our operations. We are required by various governmental and quasi-governmental agencies to obtain permits, licenses, and certificates for our operations. Subject to the discussion below and to the fact that the kinds of permits, licenses and certificates required for the operations of the vessels we own will depend on several factors, we believe that we will be able to continue to obtain all permits, licenses and certificates material to the conduct of our operations.
International Maritime Organization
The IMO is the United Nations’ agency for maritime safety and prevention of pollution. IMO regulations relating to pollution prevention for oil tankers have been adopted by many of the jurisdictions in which our tanker fleet operates. Under IMO regulations and subject to limited exceptions, a tanker must be of double-hull construction as per the requirements set out in these regulations or be of another approved design ensuring the same level of protection against oil pollution. All of our tankers are double-hulled.

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

Annex VI provides for a three-tier reduction in NOx emissions from marine diesel engines, with the final tier (or Tier III) to apply to engines installed on vessels constructed on or after January 1, 2016, and which operate in the North American ECA or the U.S. Caribbean Sea ECA as well as ECAs designated in the future by the IMO. Tier III limits are 80% below Tier I and these cannot be achieved without additional means such as Selective Catalytic Reduction (or SCR). In October 2016, the IMO’s Marine Environment Protection Committee (or MEPC) approved the designation of the North Sea (including the English Channel) and the Baltic Sea as ECAs for NOx emissions; these ECAs and the related amendments to Annex VI of MARPOL (with some exceptions) entered into effect on January 1, 2019. This requirement is applicable to new ships constructed on or after January 1, 2021 if they visit the Baltic or the North Sea (including the English Channel) and requires the future trading area of a ship to be assessed at the contract stage. There are exemption provisions to allow ships with only Tier II engines, to navigate in a NOx Tier III ECA if the ship is departing from a shipyard where the ship is newly built or visiting a shipyard for conversion/repair/maintenance without loading/unloading cargoes.

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

We have implemented procedures to comply with the 2020 sulfur limit. We switched to burning compliant low sulfur fuel before the January 1, 2020 implementation date; however, with the exception of one vessel in our fleet (which in February 2026 we agreed to sell and is expected to be delivered to its purchaser during the second quarter of 2026), we have not installed any scrubbers on our fleet. The bunker market currently uses the specification for RMG 380 grade fuel oil with a maximum sulfur content of 0.50% m/m as an interim standard. We intend, and where applicable, expect our charterers to procure 0.50% m/m fuel oil from top tier suppliers. However, until such time that a globally accepted quality standard is issued, the quality of 0.50% m/m fuel oil that is supplied to the entire industry (including in respect of our vessels) is inherently uncertain. Low quality or a lack of access to high-quality low sulfur fuel may lead to a disruption in our operations (including mechanical damage to our vessels), which could impact our business, financial condition, and results of operations.

As of March 1, 2018, amendments to Annex VI impose new requirements on ships of 5,000 gross tonnage and above to collect fuel oil consumption data for ships, as well as certain other data including proxies for transport work. Amendments to MARPOL Annex VI that make the data collection system for fuel oil consumption of ships mandatory were adopted at the 70th session of the MEPC held in October 2016 and entered into force on March 1, 2018. The amendments require operators to update the vessel's Ship Energy Efficiency Management Plan (or SEEMP) to include a part II describing the ship-specific methodology that will be used for collecting and measuring data for fuel oil consumption, distance travelled, hours underway, ensuring data quality is maintained and the processes that will be used to report the data. This has been verified as compliant on all of our ships for calendar years 2019 through 2024. A Confirmation of Compliance has been provided by the Ship's Flag State Administration / Recognized Organization on behalf of Flag State and is kept onboard. The data collected for 2025 has been submitted to authorized verifiers for confirmation and this process is expected to be completed by the end of June 2026.

IMO regulations required that as of January 1, 2015, all vessels operating within ECAs worldwide recognized under MARPOL Annex VI must comply with 0.10% sulfur requirements.

As of May 1, 2025, the Mediterranean Sea became an ECA for sulphur oxides (or SOx) under MARPOL Annex VI Regulation 14. This implies that from then on when operating in the Mediterranean Sea, the sulphur content of the fuel used on board shall not exceed 0.10%, unless using an exhaust gas cleaning system (or EGCS) ensuring an equivalent SOx emission level. Amendments to MARPOL Annex VI, adopted at MEPC 82 and entering into force on March 1, 2026, designate the Canadian Arctic and Norwegian Sea as new ECAs. The North-East Atlantic Ocean will also be designated as an ECA following MARPOL amendments approved at MEPC 83.

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

The IMO's Ballast Water Management Convention entered into force on September 8, 2017. The convention stipulates two standards for discharged ballast water. The D-1 standard covers ballast water exchange while the D-2 standard covers ballast water treatment. Vessels were required to meet the discharge standard D-2 by installing an approved ballast water treatment systems (or BWTS) by September 8, 2024. Our fleet complies with the convention. Besides the IMO convention, ships sailing in U.S. waters are required to employ a type approved BWTS which is compliant with USCG regulations.

Cyber-related risks are operational risks that are appropriately assessed and managed as per the safety management requirements of the ISM Code. Cyber risks were required to be appropriately addressed in our safety management system no later than the first annual verification of our Document of Compliance after January 1, 2021. The most recent annual verification audit of our Document of Compliance was completed on April 17, 2025 and confirmed that cyber risks are appropriately addressed in accordance with ISM standards in the Company's safety management system.

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

Two regulations that are part of the implementation of the Port State Control Directive came into force on January 1, 2011 and introduced a ranking system (published on a public website and updated daily) displaying shipping companies operating in the EU with the worst safety records. The ranking is judged upon the results of the technical inspections carried out on the vessels owned by a particular shipping company. Those shipping companies that have the most positive safety records are rewarded by subjecting them to fewer inspections, while those with the most safety shortcomings or technical failings recorded upon inspection will in turn be subject to a greater frequency of official inspections to their vessels.

The EU has, by way of Directive 2005/35/EC, as amended by Directive 2009/123/EC, created a legal framework for imposing criminal penalties in the event of discharges of oil and other noxious substances from ships sailing in its waters, irrespective of their flag. This relates to discharges of oil or other noxious substances from vessels. Minor discharges shall not automatically be considered as offences, except where repetition leads to deterioration in the quality of the water. The persons responsible may be subject to criminal penalties if they have acted with intent, recklessly or with serious negligence, and the act of inciting, aiding and abetting a person to discharge a polluting substance may also lead to criminal penalties.

The EU has adopted a directive requiring the use of low sulfur fuel. Since January 1, 2015, vessels have been required to burn fuel with sulfur content not exceeding 0.10% while within EU member states’ territorial seas, exclusive economic zones and pollution control zones that are included in SOx ECAs. Other jurisdictions have also adopted similar regulations.

All ships above 5,000 gross tonnage calling EU waters are required to comply with EU monitoring, reporting and verification (or MRV) regulations. These regulations came into force on July 1, 2015 and aim to reduce greenhouse gas (or GHG) emissions within the EU. It requires ships carrying out maritime transport activities to or from European Economic Area (or EEA) ports to monitor and report information including verified data on their carbon dioxide (or CO2) emissions from January 1, 2018. Data collection takes place on a per voyage basis and started from January 1, 2018. The reported CO2 emissions, together with additional data (e.g. cargo, energy efficiency parameters), are to be verified by independent verifiers and sent to a central database, managed by the European Maritime Safety Agency (or EMSA). Teekay Corporation signed an agreement with DNV for monitoring, verification and reporting as required by this regulation. Emission reports for the vessels which have carried out EU voyages have been submitted in the THETIS Database. Based on emission reports submitted in THETIS, a document of compliance has been issued and is placed onboard. The data for 2025 has been submitted and is currently under verification by DNV, our authorized verifier. The review is expected to be completed by end of April 2026 for all of our vessels. In addition to the EU-MRV data, from January 1, 2022, we have also started submitting data for UK-MRV which is a requirement for all vessels calling UK ports and waters.

Currently, ships above 5,000 gross tonnage transporting cargo or passengers for commercial use are required to submit a MRV report to the authorities. Under the new EU ETS scope for shipping, they will also be required to surrender EU allowances for their 2025 CO2 emissions by September 2026. From 2025, the MRV will also include offshore vessels and cargo ships between 400 gross tonnage and 5,000 gross tonnage. However, a review is to be done by the Commission in 2026 to evaluate the need to include these vessels in the EU ETS by 2027.
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

The EU Ship Recycling Regulation generally entered into force on December 31, 2018, with certain provisions applicable from December 31, 2020. Compliance timelines are as follows: EU-flagged newbuildings were required to have onboard a verified Inventory of Hazardous Materials (or IHM) with a Statement of Compliance by December 31, 2018, existing EU-flagged vessels and non-EU-flagged vessels calling at EU ports were required to have onboard a verified IHM with a Statement of Compliance by December 31, 2020. We contracted with a class-approved hazardous materials company, Poly NDT Pte Ltd., to assist in the preparation of an Inventory of Hazardous Materials and with obtaining Statements of Compliance for our vessels. All our vessels were in compliance with IHM regulations as of December 31, 2025. The EU Commission adopted a European list of approved ship recycling facilities, as well as four further decisions dealing with certification and other administrative requirements set out in the regulation. In 2014, the Council Decision 2014/241/EU authorized EU countries having ships flying their flag or registered under their flag to ratify or to accede to the Hong Kong International Convention for the Safe and Environmentally Sound Recycling of Ships (or Hong Kong Convention). The Hong Kong Convention entered into force on June 26, 2025.

United Kingdom (or UK)

The government of the UK has confirmed that the UK Emissions Trading Scheme (or UK ETS) will be expanded to include the domestic maritime sector effective July 1, 2026. This expansion is a key component of the UK’s strategy to achieve net-zero emissions by 2050 and introduces a mandatory "cap and trade" carbon pricing mechanism for maritime operators. The scheme applies to commercial vessels of 5,000 gross tonnage and above. Compliance is required for all domestic voyages, which are defined as journeys between two UK ports or voyages that start and end at the same UK port. This includes all emissions generated while at anchor or moored in UK ports. In addition to carbon dioxide, the maritime sector must monitor and report methane and nitrous oxide emissions from the outset. Compliance responsibility rests with the registered owner of the vessel, unless responsibility is formally delegated to the International Safety Management company via a legal agreement. The first "scheme year" will run for six months from July 1, 2026 to December 31, 2026. Offshore vessels will be brought into scope starting January 1, 2027. The registered owner of a vessel must acquire and surrender one UK allowance for every tonne of CO2 equivalent emitted. A "double-surrender" provision has been introduced for the first two years; allowances for both the 2026 and 2027 scheme years must be surrendered by April 30, 2028. To ensure pricing parity with routes to the Republic of Ireland, voyages between Northern Ireland and Great Britain will receive a 50% deduction in their surrender obligation. Effective January 1, 2028, the government of the UK intends to expand UK ETS to include international voyages starting or ending at a UK port. Under this proposed expansion, the registered owner of a vessel will be required to surrender allowances for 50% of associated emissions from such international voyages.

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

OPA 90 also requires owners and operators of vessels to establish and maintain with the USCG evidence of financial responsibility in an amount at least equal to the relevant limitation amount for such vessels under the statute. The USCG has implemented regulations requiring that an owner or operator of a fleet of vessels must demonstrate evidence of financial responsibility in an amount sufficient to cover the vessel in the fleet having the greatest maximum limited liability under OPA 90 and CERCLA. Evidence of financial responsibility may be demonstrated by insurance, surety bond, self-insurance, guaranty, or an alternative method subject to approval by the USCG. Under the self-insurance provisions, the ship owner or operator must have a net worth and working capital, measured in assets located in the U.S. against liabilities located anywhere in the world, that exceeds the applicable amount of financial responsibility. We have complied with the USCG regulations by obtaining financial guaranties from a third party for our vessels. If other vessels in our fleet trade into the U.S. in the future, we expect to obtain guaranties from third-party insurers.

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

On December 4, 2018, the Vessel Incidental Discharge Act (or VIDA) came into effect under the Clean Water Act. The VIDA restructures the way the EPA and the USCG regulate discharges incidental to the normal operation of a vessel when operating as a means of transportation. In most cases, the future standards will be at least as stringent as the existing EPA 2013 VGP requirements and will be technology-based. Two years after the EPA publishes the final Vessel Incidental Discharge National Standards of Performance, the USCG is required to develop corresponding implementation, compliance, and enforcement regulations for those standards, including any requirements governing the design, construction, testing, approval, installation, and use of devices necessary to achieve the EPA standards. Vessels that are constructed after December 1, 2013, are subject to the ballast water numeric effluent limitations. Several U.S. states have added specific requirements to the VGP and, in some cases, may require vessels to install ballast water treatment technology to meet biological performance standards. Every five years the VGP gets reissued, however, under the provisions of the 2013 VGP, all management, inspection, monitoring, and reporting requirements remain in effect for vessels operating in U.S. waters until the USCG and EPA finalizes new regulations in accordance with the VIDA to replace the 2013 VGP. The EPA finalized the national standards of performance for incidental vessel discharges under VIDA in late 2024.

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

The remaining step is for the USCG to develop and publish the corresponding implementing and enforcement regulations (equipment, compliance, inspections, etc.), which are still pending. Until the USCG regulations are finalized and effective, vessels trading to the U.S. must continue to comply with the existing 2013 VGP requirements and current USCG ballast water rules. Based on the statutory timeline, USCG implementation could align around late 2026, but no firm publication date has been confirmed yet.
Various states in the United States, including California, have implemented additional regulations relating to the environment and operation of vessels. The California Biofouling Management Plan requires vessels to have a Biofouling Management Plan and maintain a Biofouling Record Book. In addition, it requires mandatory biofouling management of the vessel’s wetted surfaces and mandatory biofouling management for vessels that undergo an extended residency period (e.g. remain in the same location for 45 or more days). Finally, it also requires the mandatory submission of a Marine Invasive Species Program Annual Vessel Reporting Form (MISP-AVRF) by the vessel at least 24 hours in advance of the first arrival of each calendar year at a California port. The regulation applied to new vessels delivered after January 1, 2018 and existing vessels after the first regularly scheduled dry dock after January 1, 2018.

Effective October 2025, the U.S. implemented port fee measures against vessels with Chinese connections. While these port fees have been suspended until October 2026, the suspension could be lifted at short notice.

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

Effective October 2025, China implemented port fee measures against vessels with U.S. connections. While these port fees have been suspended until October 2026, the suspension could be lifted at short notice.
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
Greenhouse Gas Regulation
In February 2005, the Kyoto Protocol to the United Nations Framework Convention on Climate Change (or the Kyoto Protocol) entered into force. Under the Kyoto Protocol, adopting countries are required to implement national programs to reduce emissions of GHGs. In December 2009, more than 27 nations, including the U.S., entered into the Copenhagen Accord. The Copenhagen Accord is non-binding but is intended to pave the way for a comprehensive, international treaty on climate change. In December 2015, the Paris Agreement was adopted by a large number of countries at the 21st Session of the Conference of Parties (commonly known as COP 21, a conference of the countries which are parties to the United Nations Framework Convention on Climate Change; the COP is the highest decision-making authority of this organization). The Paris Agreement, which entered into force on November 4, 2016, deals with GHG emission reduction measures and targets from 2020 to limit the global temperature increases to well below 2˚ Celsius above pre-industrial levels. Although shipping was ultimately not included in the Paris Agreement, it is expected that the adoption of the Paris Agreement may lead to regulatory changes in relation to curbing GHG emissions from shipping.

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
C.Organizational Structure
As of March 1, 2026, Teekay Corporation Ltd. (NYSE: TK), through its 100%-owned subsidiaries, Teekay Holdings Limited and Teekay Finance Limited, had a 30.7% economic interest and a 54.8% voting interest in us through its ownership of approximately 6.0 million Class A common shares and 4.6 million Class B common shares.

Our Class A common shares entitle the holders thereof to one vote per share and our Class B common shares entitle the holders thereof to five votes per share, subject to a 49% aggregate Class B common share voting power maximum. Teekay Corporation Ltd. currently holds a majority of the voting power of our common shares, and as such, we are controlled by Teekay Corporation Ltd.

Please read Exhibit 8.1 to this Annual Report for a list of our subsidiaries as of December 31, 2025.

D.Property, Plant and Equipment
Other than our vessels and related equipment, we do not have any material property.

Please see “Item 4. Information on the Company – B. Business Overview – Our Fleet” for information about our vessels and “Item 18. Financial Statements: Note 9 – Long-Term Debt" for information about major encumbrances against our vessels.
E.Taxation of the Company
Bermuda Taxation

The Bermuda government enacted the Bermuda Corporate Income Tax Act 2023 (or Bermuda CIT Act) on December 27, 2023 and this legislation became fully operative on January 1, 2025.

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
Where Bermuda corporate income tax is chargeable to a Bermuda Constituent Entity Group, the amount of corporate income tax chargeable to a Bermuda Constituent Entity Group for a fiscal year shall be 15% of the net taxable income of the Bermuda Constituent Entity Group, less tax credits applicable under Part 4 of the Bermuda CIT Act (foreign tax credits and any tax credits that are treated as qualified refundable tax credits for purposes of that Act) or as prescribed by regulations made by the Bermuda Minister of Finance. In general, income arising from international shipping is exempted from the scope of such tax to the extent applicable requirements relating to strategic or commercial management in Bermuda are satisfied.

On December 11, 2025, Bermuda enacted the Tax Credits Act 2025, which establishes a statutory framework for certain Bermuda tax credit benefits, including among others, substance‑based tax credits, community development tax credits and utilities infrastructure tax credits, and provides for the utilization of such benefits, including, where applicable, by being taken into account in the determination of tax payments under Bermuda’s corporate income tax regime. The Tax Credits Act 2025 applies with effect from fiscal years beginning on or after January 1, 2025, and contemplates further regulations and guidance as to claims, administration and implementation.

As Bermuda continues to participate in the global minimum tax initiative, it is expected to closely track the manner in which this is implemented around the world.

As a result of the redomiciliation of Teekay Tankers to Bermuda on October 1, 2024, the provisions of the Bermuda CIT Act apply from January 1, 2025 to our Bermuda Constituent Entity Group on the assessment of income, profits, withholding, capital gains or capital transfers, which may result in corporate income tax being payable, depending on the nature of our income, profits or gains. Under current Bermuda tax law (including the Bermuda CIT Act), there are no withholding taxes payable in Bermuda on dividends distributed by us to our shareholders.

Distributions we receive from our wholly-owned subsidiaries are not subject to any Bermuda tax. Under the current laws of Bermuda, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax or estate duty or inheritance tax payable by our shareholders who are not citizens of or incorporated or formed in and do not reside in, maintain offices in, or engage in business in Bermuda, or otherwise have a permanent establishment in Bermuda in respect of capital gains realized on a disposition of our shares or in respect of distributions they receive from us with respect to our shares.

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
Any income we earn that is treated as Effectively Connected Income would be subject to U.S. federal corporate income tax (which statutory rate as of the end of 2025 was 21%), and a 30% branch profits tax imposed under Section 884 of the Code. In addition, a branch interest tax could be imposed on certain interest paid or deemed paid by us.
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
The 4% Gross Basis Tax. If the Section 883 Exemption does not apply and we are not subject to the net basis and branch profits taxes described above, we will be subject to a 4% U.S. federal income tax on our U.S. Source International Transportation Gross Income, without benefit of deductions. For 2025, we estimate that if the Section 883 Exemption and the net basis tax did not apply, the U.S. federal income tax on such U.S. Source International Transportation Gross Income would have been approximately $9.2 million. If the Section 883 Exemption does not apply, the amount of such tax for which we are liable in any year will depend upon the amount of income we earn from voyages into or out of the U.S. in such year, however, which is not within our complete control.
Marshall Islands Taxation
Because our Marshall Islands subsidiaries do not, and assuming that they will not, conduct business, operations, or transactions in the Marshall Islands, our Marshall Islands subsidiaries will not be subject to taxation under the current laws of the Marshall Islands, other than taxes, fines, or fees due to (i) the incorporation, dissolution, continued existence, merger, domestication (or similar concepts) of legal entities registered in the Marshall Islands, (ii) filing certificates (such as certificates of incumbency, merger, or redomiciliation) with the Marshall Islands registrar, (iii) obtaining certificates of good standing from, or certified copies of documents filed with, the Marshall Islands registrar, (iv) compliance with Marshall Islands law concerning vessel ownership, such as tonnage tax, or (v) non-compliance with economic substance regulations or with requests made by the Marshall Islands Registrar of Corporations relating to our books and records and the books and records of our subsidiaries. As a result, distributions by our Marshall Islands subsidiaries to us are not subject to Marshall Islands taxation.
Other Taxation
We and our subsidiaries are subject to taxation in certain non-U.S. jurisdictions because we or our subsidiaries are either organized, or conduct business or operations, in such jurisdictions. In other non-U.S. jurisdictions, we and our subsidiaries rely on statutory exemptions from tax. However, we cannot assure that any statutory exemptions from tax on which we or our subsidiaries rely will continue to be available as tax laws in those jurisdictions may change or we or our subsidiaries may enter into new business transactions relating to such jurisdictions, which could affect our or our subsidiaries' tax liability. Please read "Item 18 – Financial Statements: Note 18 – Income Tax Recovery (Expense)".
Item 4A. Unresolved Staff Comments
None.
Item 5.Operating and Financial Review and Prospects
The following discussion should be read in conjunction with the consolidated financial statements and notes thereto appearing elsewhere in this Annual Report.
In addition, please refer to Item 5 in our Annual Report on Form 20-F for the year ended December 31, 2024 for our discussion and analysis comparing our financial condition and results of operations from 2024 to 2023.
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview
We were formed in October 2007 by Teekay Corporation Ltd. (NYSE: TK) (or Teekay) and we completed our initial public offering in December 2007. Our business is to own and operate crude oil and product tankers, and we employ a chartering strategy that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce potential downside risks. Our mix of vessels trading in the spot market or subject to fixed-rate time charters will change from time to time. In addition to our core business, we also provide operational and maintenance marine services as part of our Australian operations and ship-to-ship (or STS) support services, along with our in-house tanker commercial management and technical management operations. We believe this improves our ability to manage the cyclicality of the tanker market through the less volatile cash flows generated by these operational areas. Historically, the tanker industry has experienced volatility in profitability due to changes in the supply of, and demand for, tanker capacity. Tanker supply and demand are each influenced by several factors beyond our control.

Teekay holds a majority of the voting power of our outstanding common shares, which include Class A common shares and Class B common shares.
Significant Developments in 2025 and Early 2026
Global Tariffs and Trade

During 2025, the U.S. administration and other governments have announced or taken actions to implement new or increased tariffs on foreign imports and port fees. These actions have resulted and may result in additional retaliatory tariffs being levied on various goods and commodities, which may trigger trade wars. Additionally, in early 2026, the U.S. Supreme Court struck certain of the tariffs implemented by the U.S. administration, who thereafter reimplemented certain tariffs in response, which may cause additional uncertainty and increase geopolitical tensions. These activities have disrupted global markets, resulting in an increase in general global economic uncertainty, including an increased risk of economic recessions. In 2025, the U.S. and China also announced new port fees that would apply to port calls of certain Chinese and U.S.-related tankers, respectively, which could be disruptive to our industry. These port fees subsequently have been suspended until October 2026. As a result of the rapidly changing and unpredictable geopolitical climate, the shipping industry is experiencing uncertainty as to future vessel demand, trade routes, rates and operating costs.
Geopolitical Conflicts
Geopolitical conflicts and related sanctions, export controls and price caps have significantly affected us and our industry, including by disrupting energy supply chains and trading patterns, and causing instability and volatility in the global economy. These conflicts include, among others, Russia’s ongoing invasion of Ukraine, Houthi rebel attacks on vessels in the Red Sea area, and the recent U.S., Israel and Iran conflict and related severe disruptions to voyages through the Strait of Hormuz. U.S. action in Venezuela during 2026, including the removal of President Nicolás Maduro and greater involvement in Venezuelan oil production and exports, has led to a collapse in crude oil flows to China via the “dark fleet” and shifted trade towards the compliant fleet of tankers. This development could benefit mid-size tankers in particular should more Venezuelan oil be sold to U.S. and European markets. The escalation and expansion of hostilities in the Middle East and the possibility of continuing instability or further escalation in Ukraine, Venezuela or elsewhere could continue to affect the price of crude oil and the oil industry, the tanker industry and demand for our services.
Vessel Sales
During 2025, we sold eight 2006 to 2009-built Suezmax tankers and three 2006 to 2007-built Aframax / LR2 tankers for a total price of $341.0 million, which resulted in an aggregate gain on sales of $100.5 million during 2025. All of these tankers were delivered to their purchasers during 2025.

In December 2025, we entered into an agreement to sell one 2007-bulit Suezmax tanker for $33.0 million. The tanker and its related bunker and lube oil inventories were classified as held for sale as at December 31, 2025. The tanker was delivered to the purchaser during January 2026.

In January 2026 and February 2026, we entered into agreements to sell one 2009-built Suezmax tanker and one 2013-built VLCC tanker for a combined sales price of $124.5 million. The Suezmax tanker was delivered to its purchaser during March 2026, and the VLCC tanker is expected to be delivered to its purchaser during the second quarter of 2026.
Vessel Acquisitions
In May 2025, we completed the purchase of one 2019-bulit Aframax / LR2 tanker for a purchase price of $63.0 million.
In July 2025, we completed the purchase of one 2017-built Suezmax tanker for a purchase price of $64.3 million.
In August 2025, we completed the purchase of one 2013-built VLCC, which was previously owned through our 50/50 joint venture, for a purchase price of $63.0 million. Following the completion of the purchase, the tanker continues to trade on spot voyage charters in a pool managed by a third party. In connection with the vessel purchase in August 2025, the joint venture fully repaid a $15.0 million outstanding loan balance with a financial institution. The first-priority mortgage associated with this loan and our guarantee on 50% of the outstanding loan balance were both terminated subsequent to the loan repayment. In February 2026, we entered into an agreement to sell the VLCC as noted above.
In December 2025, we agreed to acquire three 2016-built Aframax / LR2 tankers for a total purchase price of $141.5 million. The full purchase price of $94.3 million related to two of the tankers and a deposit of $4.7 million related to the remaining tanker were placed in an escrow account, which is recorded in other non-current assets in our consolidated balance sheet as at December 31, 2025. Upon the completion of these purchases in January 2026, we bareboat chartered out each tanker to the seller for periods between four and eight months, after which we will assume commercial and technical management of the vessels.

Time Chartered-in Vessels
During the first and third quarters of 2025, we redelivered two chartered-in Aframax / LR2 tanker to their owners following the expiry of their time chartered-in contracts.
In December 2025, we exercised our option to extend one existing chartered-in contract for an Aframax / LR2 tanker for an additional period of 12 months at a rate of $33,150 per day, effective February 2026.

Time Chartered-out Vessels
The time charter-out contract of one Aframax / LR2 tanker expired in May 2025, at which time the tanker was delivered back to us and has subsequently been trading in the spot market.
During September 2025 and October 2025, we entered into time charter-out contracts for two Aframax / LR2 tankers for terms between 12 months and 18 months at an average rate of $33,275 per day, both of which commenced in the fourth quarter of 2025.
During September 2025, we entered into a time charter-out contract for a Suezmax tanker for a term of 12 months at a rate of $42,500 per day, which commenced at the beginning of October 2025.
Distribution from Equity-Accounted Joint Venture

During the third quarter of 2025, in connection with our purchase of the VLCC tanker as noted above, we received a cash distribution from our 50/50 joint venture in the amount of $25.6 million, of which $0.4 million was used to fully repay our advances to the joint venture. The net cash distribution of $25.2 million was $8.3 million in excess of the $16.9 million carrying amount of our investment in the equity-accounted joint venture, which had been previously written down by $11.6 million at the end of 2021 to its fair value at that time. Upon our receipt of the cash distribution, we reduced the investment balance to nil and recognized the excess amount of $8.3 million as part of equity income and gain on distribution from equity-accounted investment in our consolidated statements of income. As at December 31, 2025, the joint venture no longer had any operational activities and is expected to be unwound during the first half of 2026.
Investment in Marketable Securities

During the second half of 2025, we sold all of our investment in Ardmore Shipping (NYSE: ASC), which owns and manages a fleet of Medium-Range product and chemical tankers, for net proceeds of $26.3 million, which resulted in a realized gain of $2.9 million on the investment during the year ended December 31, 2025 and generated a total return of $3.3 million, or 14.4%, including dividends.

Special Cash Dividend Declaration

In addition to our regular quarterly fixed dividend, in May 2025, our Board of Directors declared a special cash dividend of $1.00 per common share. This dividend was paid in May 2025.

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

Net Revenues. Net revenues represent income or loss from operations before vessel operating expenses, charter hire expenses, depreciation and amortization, general and administrative expenses, gain or loss on sale and write-down of assets, and restructuring charges. This is a non-GAAP financial measure; for more information about this measure, please read "Item 5 - Operating and Financial Review and Prospects - Non-GAAP Financial Measures".

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

Income or Loss from Operations. To assist us in evaluating our operations by segment, we analyze the income or loss from operations for each segment, which represents the income or loss we generate or incur from the segment after deducting operating expenses, but prior to interest expense, interest income, realized and unrealized gains or losses on non-designated derivative instruments, equity income or loss, gain on distribution from equity-accounted investment, other income or expenses and income taxes.

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

Depreciation and Amortization. Our depreciation and amortization expense typically consists of charges related to the depreciation of the historical cost of our fleet (less an estimated residual value) over the estimated useful lives of our vessels, charges related to the amortization of dry-docking expenditures over the estimated number of years to the next scheduled dry docking, and charges related to the amortization of our intangible assets over the estimated useful life of 10 years except in the case of in-definite-lived intangible assets, which are not subject to amortization.

Time-Charter Equivalent (TCE) Rates. Bulk shipping industry freight rates are commonly measured in the shipping industry at the net revenues level in terms of “time-charter equivalent” (or TCE) rates, which represent net revenues divided by revenue days. We calculate TCE rates as net revenue per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses.

Revenue Days. Revenue days are the total number of calendar days our vessels were in our possession during a period, less the total number of off-hire days during the period associated with events such as major repairs or modifications, dry dockings, or special or intermediate surveys. Consequently, revenue days represents the total number of days available for the vessel to earn revenue. Idle days, which are days when the vessel is available to earn revenue but is not employed, are included in revenue days. We use revenue days to explain changes in our net revenues between periods.

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
Summary Financial Data
Set forth below is summary consolidated financial and other data of Teekay Tankers Ltd. and its subsidiaries for fiscal years 2025, 2024 and 2023, which have been derived from our consolidated financial statements. The following table should be read together with, and is qualified in its entirety by reference to, the consolidated financial statements and accompanying notes for the years ended December 31, 2025, 2024 and 2023 (which are included herein).

On December 31, 2024, we acquired Teekay's Australian operations and all of Teekay's management services companies not previously owned by us, including the transfer to us of Teekay's supplemental retirement defined contribution plan liability, which relates to the management service companies included in the acquisition (collectively, the Acquired Operations). This transaction was deemed to be a business acquisition between entities under common control. As a result, our consolidated financial statements prior to December 31, 2024, the date we acquired the Acquired Operations, were retroactively adjusted or recast at December 31, 2024 to include 100% of the assets and liabilities and results of the Acquired Operations during the periods they were under common control of Teekay, which include certain periods presented in this Annual Report. As such, certain figures in this Annual Report were retroactively adjusted or recast on this basis to include the Acquired Operations. All intercorporate transactions between us and the Acquired Operations that occurred prior to the acquisition of the Acquired Operations by us were eliminated upon consolidation.

	Year Ended December 31,
(in thousands of U.S. dollars, except share and fleet data)	2025	2024	2023
GAAP Financial Comparison:
Income Statement Data:
Revenues	951,797	1,229,336	1,473,699
Income from operations	309,099	380,143	546,764
Net income	351,186	403,667	519,890
Earnings per share - basic	10.15	11.73	15.22
Earnings per share - diluted	10.10	11.63	15.04

Balance Sheet Data (at end of year):
Cash, cash equivalents and short-term investments	852,569	511,888	391,464
Total vessels and equipment (1)	1,038,644	1,184,271	1,234,524
Total debt (2)	—	—	139,599
Total equity	2,043,616	1,756,550	1,550,157

Non-GAAP Financial Comparison: (3)
Net revenues - Tankers (4)	506,641	700,732	890,081
EBITDA	407,099	466,467	638,242
Adjusted EBITDA	295,476	420,850	623,562

Fleet Data:
Average number of tankers (5)
Suezmax	21.1	25.8	26.0
Aframax / LR2	18.5	23.7	25.6
Bunker tanker	1.0	0.2	0.0
VLCC	0.7	0.5	0.5
(1)Total vessels and equipment consist of (a) our vessels, at cost less accumulated depreciation, (b) any vessels related to finance leases, at cost less accumulated depreciation, and (c) operating lease right-of-use assets.
(2)Total debt includes short-term debt, current and long-term portion of long-term debt, and current and long-term portion of obligations related to any finance leases.

(3)Net revenues, EBITDA and Adjusted EBITDA are non-GAAP financial measures. Definitions and an explanations of the usefulness and purpose of these measures, as well as reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP are contained in the section “Non-GAAP Financial Measures” at the end of this Item 5 - Operating and Financial Review and Prospects.
(4)Relates to net revenues from our Tankers segment which excludes net revenues from our Marine Services and Other segment. Please see section "Tankers - Operating Results" below in this Item 5 - Operating and Financial Review and Prospects.
(5)Average number of tankers consists of the average number of vessels that were in our possession during a period, including chartered-in vessels, and the VLCC which was owned through our 50/50 High-Q Investments Ltd. (or High-Q) joint venture with Wah Kwong Maritime Transport Holdings Ltd. and was acquired by us from the joint venture in August 2025. In February 2026, we entered into an agreement to sell the VLCC.
Items You Should Consider When Evaluating Our Results of Operations
You should consider the following factors when evaluating our historical financial performance and assessing our future prospects:

•Our financial results reflect the results of the Acquired Operations acquired from Teekay for all periods the Acquired Operations were under common control. Our acquisition of the Acquired Operations represents a business acquisition between entities under common control. Accordingly, we have accounted for this transaction in a manner similar to the pooling of interests method. Under this method of accounting, our consolidated financial statements, for periods prior to December 31, 2024, the date that the interests in the applicable businesses were actually acquired by us, were retroactively adjusted or recast to include the results of the Acquired Operations. The periods retroactively adjusted include all periods that we and the Acquired Operations were both under common control of Teekay and had begun operations, which include certain periods presented in this Annual Report. All financial or operational information contained in these financial statements for the periods prior to the respective dates the interests in the businesses were actually acquired by us, and during which we and the applicable businesses were under common control of Teekay, were retroactively adjusted or recast to include the results of these Acquired Operations and are collectively referred to as the “Entities under Common Control”.

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

•The conflicts in the Middle East, Ukraine and Venezuela have had and may continue to have material effects on our business, results of operations or financial condition. Since December 2023, Iran-backed Houthi rebels in Yemen have carried out numerous attacks on vessels in the Red Sea area, ostensibly in response to the Israel-Hamas war. As a result of these attacks, many shipping companies continue to suspend transit through the Red Sea, which has affected trading patterns, rates and expenses. The Houthi group in Yemen has pledged to stop attacks on shipping in the Red Sea should the ceasefire in Gaza hold. This could result in the resumption of tanker transits through the Red Sea area, which could impact seaborne trade patterns and reduce tanker tonne-mile demand. In addition, the recent U.S., Israel and Iran conflict has escalated throughout the region, leading to uncertainty and heightened security risks for shipping in that region and severe disruptions to voyages through the Strait of Hormuz, disrupting trade routes. The expansion of hostilities in the Middle East may lead to interventions by other groups or nations, the imposition of economic sanctions on any major oil producing nations, additional disruption of shipping transit in other trade routes, or similar outcomes that could affect the tanker industry, demand for our services, our business, results of operations, financial condition and cash flows.
The Russia-Ukraine war has disrupted energy supply chains, caused instability and significant volatility in the global economy and resulted in economic sanctions on Russia by several nations. The ongoing conflict has contributed significantly to related increases in spot tanker rates. Additional sanctions, export controls and executive orders have been implemented and authorities are actively investigating compliance with the price cap requirement placed on Russian oil exports. This could further impact the trade of crude oil and petroleum products, as well as the supply of Russian oil to the global market and the demand for, and price of, crude oil and petroleum products.
Recent U.S. action in Venezuela, including the removal of President Nicolás Maduro and greater involvement in Venezuelan oil production and exports, has led to a collapse in crude oil flows to China via the “dark fleet” and shifted trade towards the compliant fleet of tankers. This development could benefit mid-size tankers in particular should more Venezuelan oil be sold to U.S. and European markets.
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

•Vessel operating and other costs are facing industry-wide cost pressures. The shipping industry continues to forecast a shortfall in qualified personnel, highlighting the urgency of improving seafarer attraction and retention. This will continue to push an upward trend on wages. We will continue to focus on our manning and training strategies to meet future needs. In addition, factors such as client and regulatory demands for enhanced training and physical equipment, pressure on commodity and raw material prices, tariffs, and increasing cost of freight due to changing trade routes, as well as changes in regulatory requirements could also contribute to operating expenditure increases. We continue to take action aimed at improving operational efficiencies, and to temper the effect of any inflationary and other price escalations; however, increases to operational costs may occur in the future.

•The amount and timing of vessel dry dockings and major modifications can significantly affect our revenues between periods. Our vessels are normally off-hire when they are being dry docked. We had nine vessels dry dock in 2025, compared to 13 vessels in 2024 and seven vessels in 2023. The total number of off-hire days relating to dry dockings and ballast water treatment systems (or BWTS) installations during the years ended December 31, 2025, 2024 and 2023 were 358, 478 and 304, respectively. For our current fleet, there are 12 vessels scheduled to dry dock in 2026 and incur off-hire days.

•Our financial results are affected by fluctuations in currency exchange rates. Under GAAP, all foreign currency-denominated monetary assets and liabilities (including cash and cash equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities, advances from affiliates and advances to affiliates) are revalued and reported based on the prevailing exchange rate at the end of the period. These foreign currency translation fluctuations based on the strength of the U.S. Dollar relative mainly to the Canadian Dollar, Singaporean Dollar, British Pound, Euro, Australian Dollar, Philippine Peso and Japanese Yen are included in our results of operations. The translation of all foreign currency-denominated monetary assets and liabilities at each reporting date results in unrealized foreign currency exchange gains or losses.
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
The results of operations that follow have been divided into (a) tankers, which consists of the operation of all of our Suezmax, Aframax / LR2 and VLCC tankers (including the operations from those of our tankers employed on full service lightering contracts), and our U.S. based ship-to-ship support service operations (including our lightering support services provided as part of full service lightering operations); and (b) marine services and other, which consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties, as well as management services provided to Teekay and third parties.
As a result of our acquisition of the Acquired Operations, our results of operations for periods prior to December 31, 2024, the date that the interests in the applicable businesses were actually acquired by us, were retroactively adjusted or recast to include 100% of the results related to marine services activities.

Year Ended December 31, 2025 versus Year Ended December 31, 2024
Summary
Our consolidated income from operations was $309.1 million for the year ended December 31, 2025, compared to $380.1 million for the year ended December 31, 2024. The primary reasons for this net decrease in income are as follows:

Consolidated Income from Operations
500
450
400
350
300
250
200
150
100
50
0
$ (Millions)
Year ended December 31, 2024
Vessel sales
Lower average realized TCE rates
Redeliveries of vessel in-charters
Gain on sale of vessels
Vessel purchases
Lower number of off-hire days
Other
Year ended December 31, 2025

•a decrease of $69.9 million due to the sales of nine Suezmax tankers and five Aframax / LR2 tankers between the start of the first quarter of 2024 and the end of 2025;
•a decrease of $65.1 million as a result of lower overall average realized spot TCE rates earned by our Suezmax tankers and Aframax / LR2 tankers in 2025 compared to 2024; and
•a decrease of $18.3 million due to the redeliveries of five chartered-in tankers to their owners between the start of the third quarter of 2024 and the end of the third quarter of 2025;
partially offset by:
•an increase of $61.0 million due to the gain on sales of eight Suezmax tankers and three Aframax / LR2 tankers in 2025 compared to the gain on sales of one Suezmax tanker and two Aframax / LR2 tankers in 2024;
•an increase of $14.8 million due to the acquisitions of two Aframax / LR2 tankers, one Suezmax tanker, and one VLCC tanker between the start of the third quarter of 2024 and the end of the third quarter of 2025; and
•an increase of $5.4 million due to fewer off-hire days and lower off-hire bunker expenses in 2025, primarily related to fewer scheduled dry dockings compared to 2024.

Tankers - Operating Results
We own and operate crude oil and product tankers that (i) are subject to long-term, fixed-rate time-charter contracts (which have an original term of one year or more), (ii) operate in the spot tanker market, or (iii) are subject to time charters that are priced on a spot market basis or are short-term, fixed-rate contracts (which have original terms of less than one year), including those employed on FSL contracts. In addition, we provide STS support services, along with our tanker commercial management and technical management services.
The following table presents the Tankers operating results for the years ended December 31, 2025 and 2024, and includes a comparison of net revenues(1), a non-GAAP financial measure, for those periods to income from operations, the most directly comparable GAAP financial measure.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2025	2024	% Change
Revenues	824,014	1,106,278	(26)%
Voyage expenses	(317,373)	(405,546)	(22)%
Net revenues(1)	506,641	700,732	(28)%

Vessel operating expenses	(131,011)	(150,605)	(13)%
Charter hire expenses	(42,742)	(74,379)	(43)%
Depreciation and amortization	(86,630)	(93,582)	(7)%
General and administrative expenses	(46,568)	(48,833)	(5)%
Gain on sale and write-down of assets	99,659	38,080	162%
Restructuring charges	—	(5,952)	(100)%
Income from operations	299,349	365,461	(18)%

Equity income and gain on distribution from equity-accounted investment	9,617	2,767	248%
(1)This is a non-GAAP financial measure. Please refer to "Item 5 – Management's Discussion and Analysis of Financial Condition and Results of Operations - Non-GAAP Financial Measure" for a definition and reconciliation of this non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Net Revenues. Net revenues were $506.6 million for the year ended December 31, 2025 compared to $700.7 million for the year ended December 31, 2024. The net decrease was primarily due to:
•a net decrease of $131.0 million due to the sales of nine Suezmax tankers and five Aframax / LR2 tankers between the start of the first quarter of 2024 and the end of 2025, as well as the redeliveries of five chartered-in tankers to their owners between the start of the third quarter of 2024 and the end of the third quarter of 2025, partially offset by the acquisition of two Aframax / LR2 tankers, one Suezmax tanker and one VLCC tanker between the start of the third quarter of 2024 and the end of the third quarter of 2025;
•a decrease of $65.1 million due to lower overall average realized spot rates earned by our Suezmax tankers and Aframax / LR2 tankers in 2025 compared to 2024;
•a net decrease of $3.4 million due to certain vessels returning from time charter-out contracts during 2025 and earning a lower average spot compared to previous fixed rates, partially offset by certain vessels entering into new time charter-out contracts in the fourth quarter of 2025 and earning a higher average fixed rate compared to previous spot rates;
•a decrease of $1.9 million due to one fewer calendar day in 2025 compared to 2024; and
•a decrease of $1.4 million due to lower bunker commissions earned and lower revenues earned from our responsibilities in employing vessels subject to RSAs in 2025 compared to 2024;
partially offset by:
•an increase of $5.4 million due to fewer off-hire days and lower off-hire bunker expenses during 2025, primarily related to fewer scheduled dry dockings compared to 2024; and
•an increase of $3.5 million due to higher revenues related to certain STS support service activities in 2025 compared to 2024.
Vessel Operating Expenses. Vessel operating expenses were $131.0 million for the year ended December 31, 2025 compared to $150.6 million for the year ended December 31, 2024. The net decrease was primarily due to:
•a net decrease of $16.5 million resulting from the sales of nine Suezmax tankers and five Aframax / LR2 tankers between the start of the first quarter of 2024 and the end of 2025, partially offset by the acquisition of two Aframax / LR2 tankers, one Suezmax tanker and one VLCC tanker between the start of the third quarter of 2024 and the end of the third quarter of 2025;

•a decrease of $2.3 million resulting from lower repair and maintenance related expenditures in 2025 compared to 2024;

•a decrease of $1.8 million resulting from lower expenditures related to certain STS support service activities in 2025 compared to 2024; and

•a decrease of $1.3 million resulting from an insurance claim settlement in 2025;

partially offset by:
•an increase of $1.8 million related to higher crewing-related expenditures in 2025.

Charter Hire Expenses. Charter hire expenses were $42.7 million for the year ended December 31, 2025 compared to $74.4 million for the year ended December 31, 2024. The net decrease was primarily due to:
•a decrease of $32.1 million resulting from the redeliveries of five chartered-in tankers to their owners between the start of the third quarter of 2024 and the end of the third quarter of 2025; and

•a decrease of $2.2 million resulting from impairments of operating lease right-of-use assets related to three chartered-in vessels between the start of the fourth quarter of 2024 and the end of the first quarter of 2025, which impairments related to declines in prevailing short-term time-charter rates;

partially offset by:
•an increase of $2.7 million due to increases in the daily hire rates for one Aframax / LR2 tanker and two STS support vessels after extending their chartered-in contracts during the second quarter of 2024 and the third quarter of 2025.

Depreciation and Amortization. Depreciation and amortization was $86.6 million for the year ended December 31, 2025 compared to $93.6 million for the year ended December 31, 2024. The net decrease was primarily due to the sales of nine Suezmax tankers and four Aframax / LR2 tankers between the start of the fourth quarter of 2024 and the end of 2025, partially offset by the acquisitions of two Aframax / LR2 tankers, one Suezmax tanker and one VLCC tanker between the start of the third quarter of 2024 and the end of the third quarter of 2025, as well as the dry docks of certain vessels that are subject to a shorter amortization period compared to the previous dry docks.

General and Administrative Expenses. General and administrative expenses were $46.6 million for the year ended December 31, 2025 compared to $48.8 million for the year ended December 31, 2024. The decrease was primarily due to lower expenditures related to compensation, benefits and payroll taxes, partly resulting from organizational changes made during the second half of 2024.

Gain on Sale and Write-down of Assets. The gain on sale and write-down of assets of $99.7 million for the year ended December 31, 2025 was related to:

•the sales of eight Suezmax tankers and three Aframax / LR2 tankers, which resulted in an aggregate gain on sales of $100.5 million during the year ended December 31, 2025;

partially offset by:
•the impairment recorded on two of our operating lease right-of-use assets resulting from a decline in the prevailing short-term time-charter rates, which resulted in a write-down of $0.8 million during the year ended December 31, 2025.

The gain on sale and write-down of assets of $38.1 million for the year ended December 31, 2024 were related to:

•the sales of two Aframax / LR2 tankers and one Suezmax tanker, which resulted in an aggregate gain on sales of $39.5 million during the year ended December 31, 2024;

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

Equity Income and Gain on Distribution from Equity-Accounted Investment. Equity income and gain on distribution from equity-accounted investment was $9.6 million for the year ended December 31, 2025 compared to $2.8 million for the year ended December 31, 2024. The increase was primarily due to a $8.3 million gain on distribution received from the equity-accounted joint venture in the third quarter of 2025, partially offset by lower net income from the equity-accounted investment, as the joint venture had no operational activities after selling its VLCC tanker to us in August 2025, as well as lower spot rates in 2025 compared to 2024 realized by the VLCC tanker during the period when it was owned by the joint venture.
Tanker Market
Mid-size crude tanker spot rates strengthened during the fourth quarter of 2025. Global seaborne oil trade volumes were near record highs during the fourth quarter of 2025 due to the unwinding of OPEC+ supply cuts coupled with rising oil production from non-OPEC+ countries, particularly in the Americas. In addition, tighter sanctions against Russia, Iran, and Venezuela, including U.S. sanctions against Russian oil producers Rosneft and Lukoil, have created trading inefficiencies which have benefited tanker tonne-mile demand while pushing more trade volumes away from the “dark fleet” towards the compliant fleet of tankers.

Geopolitical events continue to shape global oil trade flows at the beginning of 2026 and mid-size tanker spot rates remain at very firm levels. U.S. action in Venezuela, including the removal of President Nicolás Maduro and greater involvement in Venezuelan oil production and exports, has led to a sharp decrease in crude oil flows to China via the “dark fleet” at the start of 2026 and shifted trade towards the compliant fleet of tankers. This could benefit compliant mid-size tankers in particular if more Venezuelan oil is sold to U.S. and European markets. Tighter sanctions on Russia and

Iran and the military action in the Middle East (including as a result of the recent U.S., Israel and Iran conflict and the related disruption of shipping transit via the Strait of Hormuz) may continue to drive trade inefficiencies in the near-term and further marginalize the “dark fleet” vessels, although the geopolitical environment remains highly volatile and unpredictable.

Underlying tanker demand and supply fundamentals remain supportive. Global oil demand is projected to increase by 1.1 million barrels per day (or mb/d) in 2026, which is in line with levels seen in 2024 and 2025. Demand could be further boosted by strategic stockpiling, particularly in China where the country is projected to add just under 1 mb/d to strategic reserves during 2026 according to the U.S. Energy Information Administration (or EIA). Non-OPEC+ supply growth is expected to continue to be led by the Americas in 2026, with the International Energy Agency (or IEA) projecting 1.3 mb/d of non-OPEC+ growth in 2026. The OPEC+ group, which unwound over 2 mb/d of voluntary supply cuts in 2025, has announced a pause on further unwinds during the first quarter of 2026, and its supply policy for the remainder of the year is uncertain. On the fleet supply side, tanker newbuild deliveries are set to increase in 2026, although actual net fleet growth will depend on the level of vessel removals via scrapping, the relative mix of vessels trading in the compliant fleet versus the “dark fleet” of tankers, and the utilization rate of older vessels.

In summary, we believe that the near-term outlook for the tanker market remains strong, driven by a combination of positive underlying tanker supply and demand fundamentals and various geopolitical factors which are driving trade inefficiencies and tonne-mile demand for the compliant fleet of tankers. However, the longer-term outlook is highly uncertain and will depend, to a large extent, on how the various geopolitical factors currently supporting the tanker market develop in the coming months and years.
Tankers - Fleet and TCE Rates
As at December 31, 2025, we owned 33 double-hulled oil and product tankers and chartered-in two Aframax / LR2 tankers, one Suezmax tanker, one bunker tanker and two STS support vessels.
As defined and discussed above, we calculate TCE rates as net revenue per revenue day before costs to commercially manage our vessels, and off-hire bunker expenses. The following tables highlight the average TCE rates earned by our spot vessels (including those trading on voyage charters, in RSAs and in FSL) and our time charter-out vessels for 2025 and 2024:

	Year Ended December 31, 2025
	Revenues (1)	Voyage Expenses (2)	Adjustments (3)	TCE Revenues	Revenue Days	Average TCE per Revenue Day (3)
	(in thousands)	(in thousands)	(in thousands)	(in thousands)

Voyage-charter contracts - Suezmax (4)	$424,952	$(170,378)	$2,599	$257,173	7,244	$35,502
Voyage-charter contracts - Aframax / LR2 (4)	$349,312	$(140,045)	$613	$209,880	6,336	$33,124
Voyage-charter contracts - VLCC (5)	$10,975	$(2,989)	$287	$8,273	133	$62,164
Time charter-out contracts - Suezmax	$3,892	$(67)	$36	$3,861	92	$41,969
Time charter-out contracts - Aframax / LR2	$11,196	$(183)	$13	$11,026	270	$40,919
Total	$800,327	$(313,662)	$3,548	$490,213	14,075	$34,830
(1)Excludes $14.7 million of revenues related to our STS support services operations, $8.1 million of revenues related to certain bunker related activities, and $0.9 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Excludes $7.1 million of expenses related to certain bunker related activities and includes $3.4 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $24.0 million of revenues and $10.0 million of voyage expenses related to our Aframax / LR2 FSL operations, and $11.4 million of revenues and $7.5 million of voyage expenses related to our Suezmax FSL operations.
(5)Includes one VLCC tanker, which was acquired by us from our 50/50 joint venture in August 2025, is trading in a pooling arrangement managed by a third-party, and is under contract to be sold.

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
(1)Excludes $11.2 million of revenues related to our STS support services operations, $1.9 million of revenues related to certain bunker related activities, and $1.4 million of revenue earned from our responsibilities in employing the vessels subject to the RSAs.
(2)Includes $4.7 million of operating expenses related to providing lightering support services to our FSL operations.
(3)Adjustments primarily include off-hire bunker expenses, which are excluded from Average TCE per Revenue Day.
(4)Includes $40.9 million of revenues and $18.7 million of voyage expenses related to our Aframax / LR2 FSL operations, and $10.1 million of revenues and $5.6 million of voyage expenses related to our Suezmax FSL operations.

Marine Services and Other - Operating Results

As part of our Australian operations, we provide marine services to the Australian government, energy companies and other third parties. Our marine services business in Australia provides operations, supply, maintenance and engineering support, as well as crewing and training services, primarily under long-term contracts with the Commonwealth of Australia, for 11 Australian government-owned vessels. In addition, we provided crewing services under a management contract, which expired in August 2025, for an FPSO unit in Western Australia, provide technical and crewing management services for two patrol boats, as well as bareboat charter-in a bunker tanker which we have time chartered-out to a third party. Marine Services and Other also consists of management services provided to Teekay and third parties.
The following table presents the Marine Services and Other operating results for the years ended December 31, 2025 and 2024.

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2025	2024	% Change
Revenues (1)	127,783	123,058	4%
Vessel operating expenses	(109,950)	(110,509)	(1)%
Charter hire expenses	(2,515)	(416)	505%
General and administrative expenses (2)	—	2,549	(100)%
Restructuring charges (1)	(5,568)	—	—%
Income from operations	9,750	14,682	(34)%
(1)Restructuring charges include severance costs of $5.6 million resulting from the termination of a management contract related to our Australian operations; the severance costs were fully recovered from the customer, and the recovery is presented in revenues.
(2)Includes certain services which were provided to us by the Entities under Common Control, which offset the corresponding expense we paid to the Entities under Common Control prior to our acquisition of the Acquired Operations on December 31, 2024. Subsequent to our acquisition of the Acquired Operations, this arrangement is no longer applicable.

Income from operations for Marine Services and Other was $9.8 million for the year ended December 31, 2025, compared to $14.7 million for the year ended December 31, 2024. The net decrease was primarily due to lower results from our operational and maintenance marine services in Australia related to higher crewing-related expenditures, as well as the termination of a crew management contract in August 2025, partially offset by the time charter-out of a bareboat chartered-in bunker tanker which charter-out contract commenced in the fourth quarter of 2024. The net decrease was also related to a reduced level of management services provided to Teekay in 2025 and a reduction in recoveries realized by the Entities under Common Control prior to our acquisition of the Acquired Operations.

Other Consolidated Operating Results
The following table compares our other consolidated operating results for 2025 and 2024:

	Year Ended December 31,
(in thousands of U.S. dollars, except percentages)	2025	2024	% Change
Interest income	29,689	24,076	23%
Interest expense	(2,896)	(7,472)	(61)%
Other income	1,753	4,558	(62)%
Income tax recovery (expense)	3,924	(405)	(1,069)%
Interest Income. Interest income was $29.7 million for the year ended December 31, 2025 compared to $24.1 million for the year ended December 31, 2024. The net increase was primarily due to higher average balances for cash and short-term investments, partially offset by a lower average interest rate.
Interest Expense. Interest expense was $2.9 million for the year ended December 31, 2025 compared to $7.5 million for the year ended December 31, 2024. The decrease was primarily due to the repurchase of eight Suezmax tankers during the first quarter of 2024, all of which were previously held under sale-leaseback arrangements.
Other Income. Other income was $1.8 million for the year ended December 31, 2025, compared to other income of $4.6 million for the year ended December 31, 2024. The net decrease was primarily due to a recovery related to the settlement of a claim in the third quarter of 2024, changes in foreign currency exchange rates related to our accrued tax and working capital balances, as well as an unrealized loss on marketable securities recognized during 2025, partially offset by a realized gain on marketable securities recognized during 2025 and premiums paid during the first quarter of 2024 in relation to the repurchase of eight Suezmax tankers which were previously under sale-leaseback arrangements.

Income Tax Recovery (Expense). Income tax recovery was $3.9 million for the year ended December 31, 2025 compared to income tax expense of $0.4 million for the year ended December 31, 2024. The change was primarily due to higher recoveries during 2025 related to the expiry of the tax limitation periods in certain jurisdictions, as well as changes in vessel trading activities, partially offset by the reversal of certain freight tax liabilities during the first quarter of 2024 based on an assessment of our tax position for a certain jurisdiction. For additional information, please read "Item 18 – Financial Statements: Note 18 - Income Tax Recovery (Expense)" of this Annual Report.

Year Ended December 31, 2024 versus Year Ended December 31, 2023
For a discussion of our operating results for the year ended December 31, 2024, compared with the year ended December 31, 2023, please see "Item 5 – Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 20-F for the year ended December 31, 2024.

Liquidity and Capital Resources
Sources and Uses of Capital
We generate cash flows primarily from chartering out our vessels, from managing vessels for the Australian government and from providing management services to Teekay and certain third parties. We employ a chartering strategy for our tanker segment that seeks to capture upside opportunities in the tanker spot market while using fixed-rate time charters to reduce potential downside risks. Our short-term charters and spot market tanker operations contribute to the volatility of our net operating cash flow, and thus may impact our ability to generate sufficient cash flows to meet our short-term liquidity needs. Historically, the tanker industry has been cyclical, experiencing volatility in profitability and asset values resulting from changes in the supply of, and demand for, vessel capacity. In addition, tanker spot markets historically have exhibited seasonal variations in charter rates. Tanker spot markets are typically stronger in the winter months as a result of increased oil consumption in the northern hemisphere and unpredictable weather patterns that tend to disrupt vessel scheduling. However, there can be other factors that override typical seasonality, such as geopolitical events, sanctions and other factors which influence oil trade routes and tonne-mile supply and demand. While exposure to the volatile spot market is the largest potential cause for changes in our net operating cash flow from period to period, variability in our net operating cash flow also reflects changes in interest rates, fluctuations in working capital balances, the timing and the amount of dry-docking expenditures, repairs and maintenance activities, the average number of vessels in service, including chartered-in vessels, and vessel acquisitions or vessel dispositions, among other factors. The number of vessel dry dockings varies each period depending on vessel maintenance schedules.

Our other primary sources of cash are interest income from short-term investments, long-term bank borrowings, lease or equity financings, and proceeds from the sales of older vessels.

As at December 31, 2025, we have one credit facility, our 2023 Revolver, with no balance drawn, and we had no vessels subject to finance leases. Our 2023 Revolver is described in "Item 18 – Financial Statements: Note 9 - Long-Term Debt" of this Annual Report. Our 2023 Revolver contains covenants and other restrictions that we believe are typical of debt financing collateralized by vessels, including those that restrict the relevant subsidiaries from: incurring or guaranteeing additional indebtedness; making certain negative pledges or granting certain liens; and selling, transferring, assigning or conveying assets. Our 2023 Revolver requires us to maintain certain financial covenants. The terms of and compliance with these financial covenants are described in further detail in "Item 18 – Financial Statements: Note 9 - Long-Term Debt" of this Annual Report. If we do not meet these financial or other covenants, the lenders may declare our obligations under the agreement immediately due and payable and terminate any further loan commitments, which depending upon our other liquidity at the time, could significantly affect our short-term liquidity requirements. As at December 31, 2025, we were in compliance with all covenants under our 2023 Revolver. Our 2023 Revolver requires us to make interest payments based on SOFR plus a margin. Depending upon the amount of our floating-rate credit facility and balance from time to time, significant increases in interest rates could adversely affect our results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. As at December 31, 2025, we were not committed to any interest rate swap agreements. The extent of our exposure to changes in interest rates is described in further detail in "Item 11 - Quantitative and Qualitative Disclosures About Market Risk” of this Annual Report.

Our primary uses of cash include the payment of operating expenses, dry-docking expenditures, costs associated with modifications to our vessels, funding our other working capital requirements, dividend payments on our common shares, repurchase of our Class A common shares under our share repurchase program, debt servicing costs, as well as scheduled repayments of long-term debt. In addition, we may use cash to acquire new or second-hand vessels. The timing of the acquisition of vessels depends on a number of factors, including newbuilding prices, second-hand vessel values, the age, condition and size of our existing fleet, the commercial outlook for our vessels and other considerations. As such, vessel acquisition activity may vary significantly from year-to-year.
Cash Flows
The following table summarizes our consolidated cash and cash equivalents provided by (used for) operating, financing and investing activities for the periods presented:

	Year Ended December 31,
(in thousands of U.S. dollars)	2025	2024
Net cash flow provided by operating activities	305,894	471,912
Net cash flow used for financing activities	(68,535)	(343,398)
Net cash flow provided by (used for) investing activities	78,341	(5,108)
Net Operating Cash Flow
Our consolidated net cash flow from operating activities fluctuates primarily as a result of changes in vessel utilization and TCE rates, changes in interest rates, fluctuations in working capital balances, the timing and amount of dry-docking expenditures, repairs and maintenance activities, vessel additions and dispositions, and foreign currency rates. Our exposure to the spot tanker market has contributed significantly to fluctuations in operating cash flows historically as a result of highly cyclical spot tanker rates.

The $166.0 million decrease in net operating cash flow for the year ended December 31, 2025, compared to the prior year, was primarily due to:

•a net decrease of $135.1 million in cash inflows primarily due to lower operating earnings during the year ended December 31, 2025, resulting from lower average realized spot tanker rates, the sales of nine Suezmax tankers and five Aframax / LR2 tankers between the start of the first quarter of 2024 and the end of 2025, as well as the redeliveries of five chartered-in tankers to their owners between the start of the third quarter of 2024 and the end of the third quarter of 2025, partially offset by lower interest expense resulting from the repurchase of eight tankers during the first quarter of 2024, all of which were previously held under sale-leaseback arrangements, as well as the acquisitions of two Aframax / LR2 tankers, one Suezmax tanker and one VLCC tanker between the start of the third quarter of 2024 and the end of the third quarter of 2025; and
•a decrease of $38.9 million in cash inflows related to changes in net working capital during the year ended December 31, 2025 compared with the prior year;

partially offset by:
•a decrease of $7.9 million in cash outflows related to expenditures for dry-docking activities during the year ended December 31, 2025 compared with the prior year.
Net Financing Cash Flow
The $274.9 million decrease in net cash flow used for financing activities for the year ended December 31, 2025, compared to the prior year, was primarily due to:

•a decrease of $142.2 million in cash outflows during the year ended December 31, 2025, primarily due to a decrease in prepayments and scheduled repayments on our finance lease obligations resulting from the repurchase of eight Suezmax tankers under their previous sale-leaseback financing agreements in the first quarter of 2024;
•a decrease of $92.2 million in cash outflows related to our acquisition of the Acquired Operations from Teekay during the year ended December 31, 2024;
•a decrease of $33.8 million in cash outflows due to cash dividends on our common shares paid during the year ended December 31, 2025; and

•a decrease of $5.0 million in cash outflows related to the Acquired Operations due to a distribution from Entities under Common Control to Teekay during the year ended December 31, 2024;

partially offset by:

•a decrease of $1.2 million in cash inflows due to proceeds received upon the exercise of stock options during the year ended December 31, 2025.
Net Investing Cash Flow
The $83.4 million decrease in net cash flow used for investing activities for the year ended December 31, 2025, compared to the prior year, was primarily due to:

•an increase of $254.3 million in cash inflows resulting from higher net proceeds received from the sales of eight Suezmax tankers and three Aframax / LR2 tankers during the year ended December 31, 2025 compared to net proceeds received from the sale of two Aframax / LR2 tankers and one Suezmax tanker during the year ended December 31, 2024;
•an increase of $26.3 million in cash inflows resulting from proceeds received from the sale of our entire investment in marketable securities during the year ended December 31, 2025;
•an increase of $25.2 million in cash inflows resulting from a distribution from our equity-accounted joint venture during the year ended December 31, 2025;
•a decrease of $18.7 million in cash outflows resulting from an investment in marketable securities during the year ended December 31, 2025; and
•a decrease of $1.8 million in cash outflows resulting from lower capital expenditures for the fleet during the year ended December 31, 2025 compared with the prior year;
partially offset by:
•an increase of $119.8 million in cash outflows resulting from the acquisitions of one Aframax / LR2 tanker, one Suezmax tanker and one VLCC tanker during the year ended December 31, 2025 compared to the acquisition of one Aframax / LR2 tanker during the year ended December 31, 2024;
•an increase of $99.0 million in cash outflows resulting from payments held in escrow related to the acquisitions of three Aframax / LR2 tankers during the year ended December 31, 2025;
•an increase of $22.0 million in cash outflows resulting from a net increase in our short-term investments during the year ended December 31, 2025; and
•a decrease of $2.1 million in cash inflows resulting from a loan repayment from our equity-accounted joint venture during the year ended December 31, 2025 compared with the prior year.
Liquidity
Our primary sources of liquidity are cash and cash equivalents, short-term investments, net operating cash flow, our undrawn credit facility and capital raised through financing transactions. The primary objectives of our cash management policy are to preserve capital, to ensure that cash investments can be sold readily and efficiently, and to provide an appropriate return. The nature and extent of amounts that can be borrowed under our 2023 Revolver are described in "Item 18 – Financial Statements: Note 9 - Long-Term Debt" of this Annual Report.

In May 2023, we announced a capital allocation plan, which, after repaying debt, aims to provide sufficient capital for fleet renewal. As part of this plan, our Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding Class A and B common share. Pursuant to this dividend policy, our Board of Directors declared a regular cash dividend of $0.25 per common share commencing with the first quarter of 2023. In addition, our Board of Directors declared a special cash dividend of $1.00 per common share in May 2023, a special cash dividend of $2.00 per common share in May 2024 and another special cash dividend of $1.00 per common share in May 2025. In May 2023, our Board of Directors also authorized a new share repurchase program for the repurchase of up to $100 million of our outstanding Class A common shares to be utilized at our discretion. As at December 31, 2025, no shares were repurchased under this program.

Our total consolidated liquidity, including cash, cash equivalents, short-term investments and undrawn credit facilities, increased by $258.4 million during the year ended December 31, 2025 from $765.9 million at December 31, 2024 to $1.0 billion at December 31, 2025. The net increase was primarily a result of the following events or changes during the year ended December 31, 2025: $343.1 million received from the sales of eight Suezmax tankers and three Aframax / LR2 tankers; $305.9 million of net operating cash inflow; $26.3 million of proceeds received from the sale of our entire investment in marketable securities; a $25.2 million distribution received from our equity-accounted joint venture; and $1.7 million of proceeds received upon the exercise of stock options; partially offset by $190.3 million paid for the purchases of one Aframax / LR2 tanker, one Suezmax tanker and one VLCC tanker; $99.0 million for payments held in escrow for the purchase of three Aframax / LR2 tankers; $82.3 million of reduction in the borrowing capacity of our 2023 Revolver; $69.0 million of cash dividends paid on our common shares; $3.0 million of expenditures for capital upgrades for vessels and equipment; and $2.3 million paid for an investment in marketable securities.

We anticipate that our liquidity as at December 31, 2025, combined with cash we expect to generate for the 15 months following such date, will be sufficient to meet our cash requirements for at least the one-year period following the date of this Annual Report.

Our 2023 Revolver matures in May 2029, and there was no amount outstanding under the facility as at December 31, 2025. Our ability to refinance our 2023 Revolver will depend upon, among other things, the estimated market value of our vessels, our financial condition and the condition of credit markets at such time. Approximately 65% of our fleet is currently aged 15 years and older, and we intend to continue the process of fleet renewal in the coming years. We expect that any fleet renewal expenditures will be funded using cash on hand, the undrawn revolving credit facility and new financing arrangements, including bank borrowings, finance leases and, potentially, the issuance of debt and equity securities.

The following table summarizes our contractual obligations as at December 31, 2025:

	Total	2026	2027	2028	2029
(in millions of U.S. dollars)
U.S. Dollar-Denominated Obligations
Chartered-in vessels (operating leases) (1)	67.9	36.7	15.3	8.5	7.4
Vessel acquisition (2)	42.5	42.5	—	—	—
Total	110.4	79.2	15.3	8.5	7.4
(1)Excludes payments required if we exercise options to extend the terms of in-chartered leases signed as of December 31, 2025.
(2)In December 2025, we signed agreements to acquire three 2016-built Aframax / LR2 tankers for a total purchase price of $141.5 million. The full purchase price of $94.3 million related to two of the tankers and a deposit of $4.7 million related to the remaining tanker were placed in an escrow account as at December 31, 2025. In January 2026, we took delivery of the three tankers and paid the remaining balance related to one of the tankers using cash on hand.

Other risks and uncertainties related to our liquidity include changes to income tax legislation or the resolution of uncertain tax positions relating to freight tax liabilities as described in "Item 18 – Financial Statements: Note 18 - Income Tax Recovery (Expense)" of this Annual Report, which could have a significant financial impact on our business, which we cannot predict with certainty at this time. In addition, existing or future climate control legislation or other regulatory initiatives that restrict emissions of greenhouse gases could have a significant financial and operational impact on our business, which we cannot predict with certainty at this time. Such regulatory measures could increase our costs related to operating and maintaining our vessels and require us to install new emission controls, acquire allowances or pay taxes or penalties related to our greenhouse gas emissions, or administer and manage a greenhouse gas emissions program. The inclusion of the maritime industry in the European Union Emissions Trading System (or EU ETS) as of January 1, 2024, requires us to acquire allowances related to our greenhouse gas emissions as outlined in “Item 18 - Financial Statements: Note 1 - Summary of Significant Accounting Policies", "Item 18 - Financial Statements: Note 7 – Goodwill, Intangible Assets and Other Non-Current Assets" and "Item 18 - Financial Statements: Note 8 - Accrued Liabilities and Other Long-Term Liabilities" of this Annual Report. In addition to the EU ETS, the introduction of the FuelEU Maritime regulation by the European Union as of January 1, 2025, requires us to pay financial penalties in relation to certain voyages when not using low emission intensity fuels. Increased regulation of greenhouse gases may, in the long-term, lead to reduced demand for oil and reduced demand for our services. In addition, geopolitical conflicts, governmental sanctions and tariffs, and U.S. and Chinese port fee measures that took effect in October 2025 but have been mutually agreed to be suspended until October 2026 could have significant financial and other impacts on our industry and business, which we are cannot predict with certainty at this time.
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

Judgments and Uncertainties. Whether to use the load-to-discharge basis or the discharge-to-discharge basis depends on whether the customer directs the use of the vessel throughout the period of use, pursuant to the terms of the voyage charter. This is a matter of judgment. However, we believe that if the customer has the right to direct the vessel to different load and discharge ports, among other things, a voyage charter contract contains a lease, and the lease term begins on the later of the vessel’s last discharge or inception of the voyage charter contract. As such, in this case revenue is recognized on a discharge-to-discharge basis. Otherwise, it is recognized on a load-to-discharge basis. As at December 31, 2025, 2024 and 2023, revenue from voyages then in progress was recognized on a discharge-to-discharge basis.

Effect if Actual Results Differ from Assumptions. If our assessment of whether the customer directs the use of the vessel throughout the period of use is not consistent with actual results, then the period over which voyage revenue is recognized would be different and as such our revenues could be overstated or understated for any given period by the amount of such difference. Had revenue from voyages in progress been recognized on a load-to-discharge basis, our income from operations for the year ended December 31, 2025 would have decreased by $1.1 million.
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

Judgments and Uncertainties. For the years ended December 31, 2025, 2024 and 2023, depreciation was calculated using an estimated useful life of 25 years, commencing on the date the vessel is delivered from the shipyard. The estimated useful life of our vessels involves an element of judgment, which takes into account design life, commercial considerations and regulatory restrictions.

Effect if Actual Results Differ from Assumptions. The actual life of a vessel may be different than the estimated useful life, with a shorter actual useful life resulting in an increase in depreciation expense and potentially resulting in an impairment loss. A longer actual useful life will result in a decrease in depreciation expense. Had we depreciated our vessels using an estimated useful life of 20 years instead of 25 years effective December 31, 2024, our depreciation for the year ended December 31, 2025 would have increased by approximately $57.1 million.
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

Judgments and Uncertainties. Our evaluation of events or circumstances that may indicate impairment, include, among others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimate of future charter rates for the vessels. Our estimates of future undiscounted cash flows used to determine whether a vessel's carrying value is recoverable involve assumptions about future charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels. Our estimated charter rates are based on rates under existing vessel contracts and market rates at which we expect we can re-charter our vessels. Such market rates for the first three years are based on prevailing market 3-year time-charter rates and thereafter, a 10-year historical average of actual spot-charter rates earned by our vessels. Our estimated charter rates are discounted for the years when the vessel age is 15 years and older, as compared to the estimated charter rates for years when the vessel is younger than 15 years. Such discounts primarily reflect expectations of lower utilization for older vessels.

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

In our experience, certain assumptions relating to our estimates of future cash flows are more predictable by their nature, including estimated revenue under existing contract terms, ongoing operating costs and remaining vessel life. Certain assumptions relating to our estimates of future cash flows require more judgment and are inherently less predictable, such as future charter rates beyond the firm period of existing contracts, the probability and timing of vessels being sold and vessel residual values, due to their volatility. We believe that the assumptions used to estimate future cash flows of our vessels are reasonable at the time they are made. We can make no assurances, however, as to whether our estimates of future cash flows, particularly future vessel charter rates or vessel values, will be accurate.

Effect if Actual Results Differ from Assumptions. If we conclude that a vessel or equipment is impaired, we recognize a loss in an amount equal to the excess of the carrying value of the asset over its fair value at the date of impairment. The written-down amount becomes the new lower cost basis and will result in a lower annual depreciation expense in future periods than for periods before the vessel impairment. Consequently, any changes in our estimates of future undiscounted cash flows may result in a different conclusion as to whether a vessel or equipment is impaired, leading to a different impairment amount, including no impairment, and a different future annual depreciation expense.

Consistent with our methodology in prior years, we have determined that none of our vessels has a market value less than its carrying value as of December 31, 2025. The recognition of an impairment in the future for our vessels may depend on future vessel values and charter rates, vessel utilization, operating expenses, dry-docking expenditures, vessel residual values, the probability of the vessel being sold and the remaining estimated life of our vessels.
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

Effect if Actual Results Differ from Assumptions. If we determine that an uncertain tax position is sustained upon examination, and such amount is in excess of the net amount previously recognized, we increase our net income or decrease our net loss in the period such determination was made. Likewise, if we determine that an uncertain tax position is not sustained upon examination, we typically decrease our net income or increase our net loss in the period such determination was made. See “Item 18 - Financial Statements: Note 18 - Income Tax Recovery (Expense)” of this Annual Report. As at December 31, 2025, the total amount of recognized uncertain freight tax liabilities was $31.1 million (December 31, 2024 - $41.4 million). If the uncertainty about these freight tax liabilities is resolved in our favor, we concurrently reverse these liabilities.
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

	Year Ended December 31,
(in thousands of U.S. Dollars)	2025	2024	2023
Tankers
Income from operations	299,349	365,461	535,910
Add (subtract) specific items affecting income from operations:
Vessel operating expenses	131,011	150,605	148,960
Charter hire expenses	42,742	74,379	70,836
Depreciation and amortization	86,630	93,582	97,551
General and administrative expenses	46,568	48,833	45,936
Gain on sale and write-down of assets	(99,659)	(38,080)	(10,360)
Restructuring charges	—	5,952	1,248
Net revenues	506,641	700,732	890,081
EBITDA and Adjusted EBITDA
EBITDA and Adjusted EBITDA are non-GAAP financial measures. EBITDA represents net income or loss before net income or loss attributable to the Entities under Common Control, interest, taxes, depreciation and amortization. Adjusted EBITDA represents EBITDA before gain or loss on sale and write-down of assets, dividend income, realized gain or loss on interest rate swaps, unrealized gain or loss on derivative instruments, equity income or loss, gain on distribution from equity-accounted investment and certain other income or expenses. EBITDA and Adjusted EBITDA are used as supplemental financial performance measures by management and by external users of our financial statements, such as investors. EBITDA and Adjusted EBITDA assist our management and investors by increasing the comparability of our fundamental performance from period to period and against the fundamental performance of other companies in our industry that provide EBITDA or Adjusted EBITDA-based information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest expense, taxes, depreciation or amortization (or other items in determining Adjusted EBITDA), which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including EBITDA and Adjusted EBITDA benefits investors in (a) selecting between investing in us and other investment alternatives and (b) monitoring our ongoing financial and operational strength and health in order to assess whether to continue to hold our equity.

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

The following table reconciles our consolidated EBITDA and Adjusted EBITDA to net income.

	Year Ended December 31,
(in thousands of U.S. Dollars)	2025	2024	2023
Reconciliation of "EBITDA" and "Adjusted EBITDA” to “Net income”
Net income	351,186	403,667	519,890
Subtract:
Net income attributable to the Entities under Common Control (i)	—	(11,744)	(6,219)
Net income attributable to shareholders of Teekay Tankers	351,186	391,923	513,671
Depreciation and amortization	86,630	93,582	97,551
Interest expense, net of interest income	(26,793)	(15,355)	17,528
Income tax (recovery) expense	(3,924)	(3,683)	9,492
EBITDA	407,099	466,467	638,242
Gain on sale and write-down of assets	(99,659)	(38,080)	(10,360)
Realized gain on interest rate swap	—	—	(953)
Realized gain from early termination of interest rate swap	—	—	(3,215)
Unrealized loss on derivative instruments	—	—	3,709
Equity income and gain on distribution from equity-accounted investment	(9,617)	(2,767)	(3,432)
Other income (ii)	(2,347)	(4,770)	(429)
Adjusted EBITDA	295,476	420,850	623,562
(i)For information on Entities under Common Control, please see "Item 18 – Financial Statements: Note 3 - Acquisition of Entities under Common Control"
(ii)The amount for the year ended December 31, 2025 relates to a realized gain on the sale of investment in marketable securities, an unrealized loss on investment in marketable securities, foreign exchange gains and dividend income. The amount for the year ended December 31, 2024 relates to foreign exchange gains, recoveries related to the settlement of prior year claims, an unrealized gain on investment in marketable securities and the premium paid as part of the exercise of early purchase options for the repurchase of certain sale-leaseback vessels. The amount for the year ended December 31, 2023 relates to the settlement of a legal claim, foreign exchange gains and the premium paid as part of the exercise of early purchase options in relation to the repurchase of certain sale-leaseback vessels.
Item 6.Directors, Senior Management and Employees
Our President and Chief Executive Officer, Kenneth Hvid, and our Chief Financial Officer, Brody Speers, also serve as Teekay's President and Chief Executive Officer and Chief Financial Officer, respectively. Messrs. Hvid and Speers are employees of a Teekay Tankers subsidiary and allocate their time between managing our business and affairs as such officers and the business and affairs of Teekay. Messrs. Hvid and Speers allocate the majority of their time to our business, but various circumstances and the needs of Teekay's business may result in them having to allocate additional time to Teekay's business from time to time. Please also read "Item 7 – Major Shareholders and Related Party Transactions - Related Party Transactions".

Directors and Senior Management
The following table lists the directors and executive officers of Teekay Tankers Ltd. as of the date of this Annual Report and their ages as of December 31, 2025.

Name	Age	Position
Peter Antturi	67	Director (1)
Rudolph Krediet	48	Director (2)
Alan Semple	66	Director (3)
Kenneth Hvid	57	Director, President and Chief Executive Officer
David Schellenberg	62	Director (4)
Heidi Locke Simon	58	Chair (4)
Poul Karlshoej	44	Director (2)
Brody Speers	42	Chief Financial Officer
Mikkel Seidelin	43	Chief Commercial Officer
Rohit Kapoor	53	Managing Director, Singapore & Head of Ship Management
(1)Chair of Nominating, Governance and Compensation Committee.
(2)Member of Nominating, Governance and Compensation Committee.
(3)Chair of Audit Committee.
(4)Member of Audit Committee.
Certain biographical information about each of the individuals included in the table above is set forth below.

Peter Antturi joined the board of Teekay Tankers Ltd. in 2021 and serves as the Chair of the Nominating, Governance and Compliance Committee. Mr. Antturi brings over 30 years of financial and operational experience in the shipping industry to this role. He has also served on the board of Teekay Corporation Ltd. since 2019. Additionally, Mr. Antturi serves as an executive officer and director of Teekay Corporation Ltd.’s largest shareholder, Resolute Investments, Ltd. (Resolute), as well as other subsidiaries and affiliates of Kattegat Limited, a parent company of Resolute. Mr. Antturi previously worked with Teekay from 1991 through 2005, serving as President of Teekay’s shuttle tanker division, as Senior Vice President, Chief Financial Officer and Controller.

Rudolph Krediet joined the board of Teekay Tankers Ltd. in December 2024, and has also served on the board of Teekay Corporation Ltd. since 2017. Mr. Krediet brings over 20 years of experience as a financial investment professional to these roles. Since 2013, he has served as a partner at Anholt Services (USA) Inc., which oversees the globally diversified investment portfolio of The Kattegat Trust, which owns Kattegat Limited and Anholt Services (USA) Inc. Mr. Krediet acted as Principal at Compass Group Management LLC, the manager of Compass Diversified Holdings (NYSE: CODI), from 2010 to 2013, and as Vice President from 2006 to 2009. Prior to that, he acted as Vice President at CPM Roskamp Champion, a global leader in the design and manufacturing of oil seed processing equipment, from 2003 to 2004. Mr. Krediet holds an MBA from the Darden Graduate School of Business at the University of Virginia.

Alan Semple joined the board of Teekay Tankers Ltd. in December 2024, and currently serves as the Chair of its Audit Committee. He previously served on the board of Teekay Corporation Ltd. from 2015 to 2024 (including as Chair of its Audit Committee), and on the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2019 to 2022 (including as Chair of its Audit Committee). Mr. Semple brings over 30 years of finance experience, primarily in the energy industry, to these roles. He was formerly a Director and Chief Financial Officer at John Wood Group PLC (Wood Group), a provider of engineering, production support and maintenance management services to the oil and gas and power generation industries, a role he held from 2000 until his retirement in 2015. Prior to this, Mr. Semple held a number of senior finance roles in Wood Group from 1996. Mr. Semple currently serves on the board of Cactus, Inc. (NYSE: WHD), where he is the Chair of the Audit Committee. He also served as a Director and Chair of the Audit Committee of Cobham PLC until 2018. Mr. Semple holds a Bachelor of Arts degree in Business Administration from the University of Strathclyde (Glasgow, Scotland) and is a member of the Institute of Chartered Accountants of Scotland.

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

David Schellenberg joined the board of Teekay Tankers Ltd. in 2019 and currently serves on its Audit Committee. He previously served on the board of Teekay Corporation Ltd. from 2017 to 2024 (including as its Chair from 2019 to 2024), and on the board of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2019 to 2022. Mr. Schellenberg brings over 25 years of financial and operational leadership experience to these roles. He is currently a Managing Director and Principal with Highland West Capital, a private equity firm in Vancouver, Canada. Prior to that, Mr. Schellenberg was with specialty aviation and aerospace businesses, Conair Group and Cascade Aerospace, from 2000 to 2013, including serving as President and Chief Executive Officer from 2007 to 2013. Mr. Schellenberg also acted as a

Managing Director in the Corporate Office of the Jim Pattison Group, Canada’s second largest private company, from 1991 to 2000. Mr. Schellenberg is a member of the Young Presidents’ Organization, holds an MBA and is a Fellow of the Chartered Professional Accountants of Canada (FCPA, FCA).

Heidi Locke Simon joined the board of Teekay Tankers Ltd. and was appointed as its Chair in December 2024. She also joined the board of directors of Teekay Corporation Ltd. in 2017 and was appointed as its Chair in December 2024. She currently serves as the Chair of Teekay Corporation Ltd.’s Audit Committee and as a member of Teekay Tankers Ltd.’s Audit Committee. In addition to these roles, she previously served as a director of Teekay GP L.L.C., the general partner of Teekay LNG Partners L.P. (now known as Seapeak LLC), from 2021 to 2022. Ms. Locke Simon brings over 30 years of experience to these roles. She was formerly a partner at Bain & Company and an Investment Banking Analyst at Goldman Sachs. Ms. Locke Simon has served as a director of Compass Diversified Holdings (NYSE: CODI) since July 2023, where she is also a member of the Audit Committee. She has experience as a Board Chair from serving on several private company and non-profit organization boards. Ms. Locke Simon holds an MBA from Harvard Business School and has completed various certifications in governance (including cybersecurity governance).

Poul Karlshoej joined the boards of Teekay Tankers Ltd. and Teekay Corporation Ltd. in December 2024, and he serves as a member of the Nominating, Governance and Compensation Committees of both boards. He previously served as a board observer on the Teekay Tankers Ltd. board since 2021 and the Teekay Corporation Ltd. board since 2019. Prior to these roles, he served in various business development, commercial management and chartering roles within the Teekay group in its offshore and tanker segments. Mr. Karlshoej joined Anholt Services (USA) Inc., a wholly-owned subsidiary of The Kattegat Trust, which oversees the trust’s globally diversified investment portfolio, in 2018, and currently serves on its Investment Committee. In addition, Mr. Karlshoej is involved in a number of commercial ventures in real estate development and agriculture, both as an owner and investor. Mr. Karlshoej holds a degree in Agriculture Business from Colorado State University.

Brody Speers was appointed as Chief Financial Officer of Teekay Tankers and of Teekay Corporation Ltd. in August 2024 and as a director of Teekay Corporation Ltd. in May 2025. Prior to this appointment as Chief Financial Officer, he served in several senior financial positions, including as Vice President, Finance of Teekay since 2018, Treasurer of Teekay since 2022 and as Chief Financial Officer of Teekay Gas Group Ltd., a company that provided services to Teekay LNG Partners L.P. and its affiliates, in 2017 and 2018. Prior to joining Teekay in 2008, Mr. Speers worked as a Chartered Professional Accountant for an accounting firm in Vancouver, Canada. Mr. Speers is also a Chartered Business Valuator.

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

Rohit Kapoor was appointed as Head of Ship Management in 2020. He joined Teekay in 2013 and has held key leadership positions within Teekay Tankers Ltd., including heading fleets, operations, and Health, Safety, Environmental and Quality. Including his time sailing as a Master, Mr. Kapoor has over 30 years of experience in oil tanker operations. Mr. Kapoor is a member of the ABS, DNV, and LR technical committees.
Compensation of Directors and Senior Management
Executive Compensation
Our executive officers are employed directly by one or more of our subsidiaries and their compensation is paid directly by us. Two of our executive officers, including our CEO Kenneth Hvid and CFO Brody Speers, also provide services to Teekay as its CEO and CFO, respectively, pursuant to management services agreements between Teekay and Teekay Tankers. The compensation of these two executive officers (other than any awards under Teekay’s long-term equity incentive plan) is set and paid by us or our subsidiaries. Teekay reimburses us for time spent by our executive officers on Teekay’s management matters. This reimbursement is a component of the management fee Teekay pays to us pursuant to the management services agreements. Please read "Item 7 - Major Shareholders and Related Party Transactions - Related Party Transactions - Management Agreements."

For the year ended December 31, 2025, the aggregate amount of compensation, excluding equity-based compensation, earned by Teekay Tankers’ executive officers, including Messrs. Hvid, Speers, Seidelin, and Kapoor, was $4.3 million. This is comprised of a base salary of $1.6 million, annual bonus of $2.1 million, as well as pension and other benefits of $0.6 million to the executive officers. Teekay Tankers’ annual bonus plan considers both company performance and team performance. Pursuant to the management services agreements, Teekay reimbursed us a total of $0.3 million of the compensation specified above for the year ended December 31, 2025 for time spent by our employees Messrs. Hvid and Speers on Teekay management matters.
Compensation of Directors
Each of our non-employee directors receives compensation for attending meetings of the Board, as well as committee meetings. The six non-employee directors who served on the Board during 2025 received aggregate cash fees of $805,000 for their Board and Board committee service during 2025. During 2025, the Chair of the Board received an annual cash retainer of $180,000. Each non-employee director (other than the Chair of the Board), received an annual cash retainer of $105,000. The Chairs of the Audit Committee and Nominating, Governance and Compensation Committee received annual cash fees of $50,000 and $15,000 respectively. Non-Chair members of the Audit Committee and Nominating, Governance, and Compensation Committee received annual cash fees of $15,000 and $10,000 respectively.

In addition, each non-employee director received a $135,000 annual retainer for 2025 paid by way of a grant of restricted stock units under our 2023 Long-Term Incentive Plan. During 2025, these grants totaled 17,148 restricted stock units to non-employee directors. The restricted stock units vested immediately.

Long-Term Incentive Program
All equity-based awards granted in 2025 were made under our 2023 Long-Term Incentive Plan (or the 2023 Plan), which was adopted in March 2023 in conjunction with the suspension of our 2007 Long-Term Incentive Plan (or the Prior Plan). We authorized the issuance of up to 600,000 additional Class A common shares pursuant to the 2023 Plan, in addition to up to an aggregate maximum of 1,291,416 shares that were previously reserved for issuance under the Prior Plan and either available or subject to outstanding awards (to the extent such awards terminate without the issuance of vested and non-forfeitable shares).

During 2025, we granted (i) no stock options to acquire Class A common shares and (ii) 94,878 restricted stock units to officers and employees of the Company. Each restricted stock unit is equal in value to one Class A common share plus reinvested dividends, if any, from the grant date to the vesting date. Upon vesting, the value of the restricted stock unit awards is paid to each recipient in the form of Class A common shares. We intend to satisfy these grants by issuing shares from authorized capital. Please read "Item 18 – Financial Statements: Note 13 – Share Capital".
Board Practices
Our Board currently consists of seven members as listed above under "--Directors and Senior Management". Directors are appointed to serve for a one-year term and until their successors are appointed or until they resign or are removed.

There are no service contracts between us and any of our directors providing for benefits upon termination of their employment or service.

The Board has determined that each of our directors, other than Kenneth Hvid, our President and Chief Executive Officer, has no material relationship with us (either directly or as a partner, shareholder or officer of an organization that has a relationship with us) and is independent within the meaning of our director independence standards, which reflect the New York Stock Exchange (or NYSE) director independence standards as currently in effect and as they may be changed from time to time. In making this determination, the Board considered the relationships of Rudolph Krediet, Poul Karlshoej and Peter Antturi with our largest shareholder or its affiliates and concluded these relationships do not materially affect their independence as directors. Please read "Item 7 - Major Shareholders and Related Party Transactions."

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

The Board has the following two committees: Audit Committee and Nominating, Governance and Compensation Committee. The membership and the functions of each of the committees are described below. Each of the committees is currently comprised of independent members and operates under a written charter adopted by the Board. The committee charters are available under “Investors - Teekay Tankers Ltd. - Governance” from the home page of our website at www.teekay.com. During 2025, the Board held five meetings and each director attended all Board meetings. The members of the Audit Committee and Nominating, Governance and Compensation Committee attended all committee meetings in 2025.

Audit Committee

Our Audit Committee is comprised of directors who satisfy applicable NYSE and SEC audit committee independence standards. Our Audit Committee is comprised of Alan Semple (Chair), Heidi Locke Simon and David Schellenberg. All members of the committee are financially literate and the Board has determined that Mr. Semple qualifies as an audit committee financial expert, as such term is defined in the rules of the SEC.

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

Nominating, Governance and Compensation Committee

Our Nominating, Governance and Compensation Committee is comprised of directors who satisfy the applicable NYSE compensation committee independence standards. Our Nominating, Governance and Compensation Committee is comprised of Peter Antturi (Chair), Rudolph Krediet and Poul Karlshoej. In considering the independence from management of the members of the committee, the Board considered the members’ relationships with our largest shareholder and its parent company.

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
Crewing and Staff
As at December 31, 2025, we employed approximately 1,800 (2024 - 2,000, 2023 - 2,000) seagoing staff serving on vessels owned or managed by us, and approximately 330 (2024 - 330, 2023 - 300) shore-based personnel. On December 31, 2024, we acquired from Teekay the Acquired Operations, which include the remaining management services companies of Teekay not previously owned by us. Following such acquisition, we directly employ all of our officers and staff. Prior to such acquisition we employed a majority but not all of our staff.

We regard attracting and retaining motivated seagoing personnel as a top priority. Through our global manning organization comprised of offices in Singapore; Manila, Philippines; Mumbai, India; and Sydney, Australia, we offer seafarers what we believe are competitive employment packages and comprehensive benefits. We also intend to provide opportunities for personal and career development, which relate to our philosophy of promoting internally.

Teekay Tankers' subsidiaries are party to a collective bargaining agreement with the Philippine Seafarers’ Union and the National Union of Seafarers of India (NUSI), each of which is an affiliate of the International Transport Workers’ Federation (or ITF), and an agreement with ITF London that cover substantially all of our officers and seafarers that operate our vessels. Teekay Tankers' subsidiaries are also party to collective bargaining agreements with various Australian maritime unions that cover officers and seafarers employed through our Australian operations. We believe our relationships with these labor unions are good, with long-term collective bargaining agreements that demonstrate commitment from both parties.
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
Share Ownership
The following table sets forth certain information regarding beneficial ownership, as of March 1, 2026, of our Class A common shares by our directors and executive officers as a group. None of these persons beneficially owns any of our Class B common shares. The information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares that the person or entity (a) has or shares voting or investment power over or (b) has the right to acquire as of April 30, 2026 (60 days after March 1, 2026) through the exercise of any stock option or other right. Unless otherwise indicated, each person has sole voting and investment power (or shares such powers with his or her spouse) with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Shares	Percent of Class A Common Shares Owned	Percent of Total Class A and Class B Common Shares Owned
All directors and executive officers as a group (10 persons) (1)(2)	117,579	0.39%	0.34%
_______________________________
(1)Excludes Class A and Class B common shares beneficially owned by Teekay, which controls us. Please read "Item 7 – Major Shareholders and Related Party Transactions".

(2)Each director is expected to hold shares or certain other types of awards of Teekay Tankers having a value of at least three times the value of the annual equity retainer paid to them for their Board service no later than the sixth anniversary of the date on which the director joined the Board or any subsequent increase in the equity retainer. In addition, each executive officer and certain other senior employees are expected to acquire shares of Teekay’s or Teekay Tankers' common shares or certain other types of awards equivalent in value to one to four times their annual base salary (depending on their respective positions). These executive officers and senior employees are to comply with these guidelines within five years after joining Teekay or achieving a position covered by the guidelines.

Disclosure of a Registrant's Action to Recover Erroneously Awarded Compensation
Not applicable.
Item 7.Major Shareholders and Related Party Transactions
A.Major Shareholders
The following table sets forth information regarding the beneficial ownership, as of March 1, 2026, of our Class A and Class B common shares by each entity or group we know to beneficially own more than 5% of the outstanding Class A common shares and Class B common shares. Information for certain holders is based on their latest filings with the SEC. The number of shares beneficially owned by each entity or group is determined under SEC rules and the information is not necessarily indicative of beneficial ownership for any other purpose. Under SEC rules a person or entity beneficially owns any shares as to which the person or entity has or shares voting or investment power. In addition, a person or entity beneficially owns any shares that the person or entity has the right to acquire as of April 30, 2026 (60 days after March 1, 2026) through the exercise of any stock option or other right. Unless otherwise indicated, each entity or group listed below has sole voting and investment power with respect to the shares set forth in the following table.

Identity of Person or Group	Class A Common Shares	Percent of Class A Common Shares Owned (3)	Class B Common Shares	Percent of Class B Common Shares Owned	Percent of Total Class A and Class B Common Shares Owned (3)
Teekay Corporation (1)	6,018,317	20.1%	4,625,997	100.0%	30.7%
Dimensional Fund Advisors LP (2)	1,835,312	6.1%	—	—	5.3%
(1)The voting power represented by shares beneficially owned by Teekay Corporation is 11.3% for its Class A common shares, 43.5% for its Class B common shares and 54.8% for its total Class A and Class B common shares.
(2)Dimensional Fund Advisors LP has sole dispositive power as to 1,835,312 Class A common shares and has sole voting power as to 1,746,139 of these Class A common shares. This information is based on the Schedule 13F filed with the SEC on February 12, 2026.
(3)Based on 30,017,861 Class A common shares and 4,625,997 Class B common shares outstanding as of March 1, 2026.

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

Brody Speers, our Chief Financial Officer, is also the Chief Financial Officer as well as a member of the Board of Directors of Teekay Corporation.

Heidi Locke Simon, Chair of our board, is also Chair of Teekay Corporation's Board of Directors and serves as the chair of its Audit Committee.

Peter Antturi, a member of our Board, is a member of Teekay Corporation's Board of Directors and serves as a member of its Nominating, Governance and Compensation Committee. He also serves as an executive officer and director of Resolute, as well as other subsidiaries and affiliates of Kattegat Limited, a parent company of Teekay Corporation’s largest shareholder, Resolute Investments, Ltd.

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
Acquisitions and Divestment
In December 2024, we acquired the Acquired Operations, including the transfer to us of Teekay's supplemental retirement defined contribution plan liability, which relates to the management service companies that we acquired. Upon our acquisition of the Acquired Operations, our executive officers became employees of our subsidiaries. Previously, as employees of Teekay, their compensation (other than any awards under our long-term incentive plans) was set and paid by Teekay or such other applicable subsidiaries, and we reimbursed Teekay or its applicable subsidiaries for time spent by our executive officers on our management matters.

In January 2014, we and Teekay Corporation jointly created TIL, for it to opportunistically acquire, operate, and sell modern second-hand tankers, and TIL completed a private equity placement in which we and Teekay Corporation co-invested. We have since acquired TIL, which is now our wholly-owned subsidiary. Pursuant to a management agreement entered into with TIL in connection with its formation, our Manager is entitled to a transaction fee that is payable in the event of any sale of vessels owned by TIL subsidiaries as of the date of the TIL merger. The amount of the fee is equal to 1.0% of the aggregate consideration payable to us, TIL or its subsidiaries pursuant to a sale contract. Pursuant to the transfer of the Manager to us effective December 31, 2024 as part of our acquisition of the Acquired Operations, any transaction fees payable under this arrangement will be paid to Teekay or its affiliates.
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
Management Agreements
Management Agreement with Manager. We are a party to a long-term Management Agreement with our Manager, Teekay Services Limited, one of our subsidiaries, which subsidiary we acquired from Teekay on December 31, 2024 as part of the Acquired Operations.

Pursuant to the Management Agreement, the Manager provides the following types of services to us: commercial (primarily vessel chartering), technical (primarily vessel maintenance and crewing), administrative (primarily accounting, legal and financial) and strategic (primarily advising on acquisitions, strategic planning and general management of the business). Following our acquisition of the Manager, we no longer pay Teekay for services provided under the Management Agreement. In return for services under the Management Agreement, we pay our Manager fees that reimburse our Manager for its related direct and indirect expenses in providing administrative and strategic services and which include a profit margin based on the most recent transfer pricing study performed by an independent, nationally recognized accounting firm with respect to similar services.

Management Agreements with Teekay Corporation. In addition to the Management Agreement, we and our subsidiaries have entered into management services agreements with Teekay and its affiliates pursuant to which we provide services to Teekay and its affiliates other than us in return for a management fee paid to us by Teekay. Teekay's executive officers are employed by our subsidiaries and they provide services to Teekay pursuant to these agreements, with the compensation of those executive officers (other than any awards under Teekay's long-term incentive plan) being set and paid by us or our subsidiaries. Teekay reimburses us for time spent by the executive officers on Teekay's management matters. This reimbursement is a component of the management fee Teekay pays to us pursuant to the management services agreements.

For additional information about these services and fees, please see "Item 18 – Financial Statements: Note 14 – Related Party Transactions".
Item 8.Financial Information
Consolidated Financial Statements and Notes
Please see "Item 18 – Financial Statements" for additional information required to be disclosed under this Item.
Legal Proceedings
From time to time we have been, and we expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business, principally personal injury and property casualty claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We believe that any adverse outcome of existing claims, individually or in the aggregate, would not have a material effect on our financial position, results of operations or cash flows, when taking into account our insurance coverage and rights to seek indemnification from charterers.
Dividend Policy
In May 2023, our Board approved a capital allocation policy under which Teekay Tankers declared a regular, fixed quarterly cash dividend of $0.25 per common share, with the initial dividend having been declared and paid for the quarter ended March 31, 2023. In addition, our Board declared and paid a special cash dividend of $1.00 per common share in May 2023, a special cash dividend of $2.00 per common share in May 2024 and another special cash dividend of $1.00 per common share in May 2025.

The timing and amount of additional future dividends, if any, will depend, among other things, on our results of operations, financial condition, cash requirements, the requirements of Bermuda law, restrictions in financing agreements and other factors deemed relevant by our Board.
Significant Changes
Please read "Item 5 – Operating and Financial Review and Prospects: Management’s Discussion and Analysis of Financial Condition and Results of Operations – Significant Developments in 2025 and Early 2026” and “Item 18 – Financial Statements: Note 22 - Subsequent Events” for descriptions of significant changes that have occurred since December 31, 2025.
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

Special rules may apply to any “extraordinary dividend” paid by us. Generally, an extraordinary dividend is a dividend with respect to a share of common shares if the amount of the dividend is equal to or in excess of 10% of a common shareholder’s adjusted tax basis (or fair market value in certain circumstances) in such common shares. In addition, extraordinary dividends include dividends received within a one-year period that, in the aggregate, equal or exceed 20% of a shareholder’s adjusted tax basis (or fair market value in certain circumstances). If we pay an “extraordinary dividend” on our common shares that is treated as “qualified dividend income,” then any loss recognized by a Non-Corporate U.S. Holder from the sale or exchange of such common shares will be treated as long-term capital loss to the extent of the amount of such dividend.

Certain Non-Corporate U.S. Holders are subject to a 3.8% tax on certain investment income, including dividends. Non-Corporate U.S. Holders should consult their tax advisors regarding the effect, if any, of this tax on their ownership of our common shares.
Sale, Exchange or Other Disposition of Common Shares
Subject to the discussion of PFICs below, a U.S. Holder generally will recognize capital gain or loss upon a sale, exchange or other disposition of our common shares in an amount equal to the difference between the amount realized by the U.S. Holder from such sale, exchange or other disposition and the U.S. Holder’s tax basis in such shares. Subject to the discussion of extraordinary dividends above, such gain or loss generally will be treated as (i) long-term capital gain or loss if the U.S. Holder’s holding period is greater than one year at the time of the sale, exchange or other disposition, or short-term capital gain or loss otherwise and (ii) U.S. source gain or loss, as applicable, for foreign tax credit purposes. Non-Corporate U.S. Holders may be eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. A U.S. Holder’s ability to deduct capital losses is subject to certain limitations.

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
Non-United States Tax Considerations
Bermuda Tax Considerations
Following the redomiciliation of Teekay and Teekay Tankers to Bermuda on October 1, 2024, the provisions of the Bermuda CIT Act applied from January 1, 2025 to our Bermuda Constituent Entity Group, which may result in corporate income tax being payable, depending on the nature of our income, profits or gains. Under current Bermuda tax law (including the Bermuda CIT Act), there are no withholding taxes payable in Bermuda on dividends distributed by us to our shareholders. As of the date of this Annual Report, based on the current laws of Bermuda, there is no Bermuda income or profits tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our shareholders in respect of our shares where the shareholders are not citizens of or incorporated or formed in and do not reside in, maintain offices in or engage in business in Bermuda or otherwise have a permanent establishment in Bermuda.

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
Item 11.Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risk from foreign currency fluctuations, equity price risk related to marketable securities, changes in interest rates, credit risk associated with the counterparties that hold our cash, cash equivalents and short-term investments, as well as changes in spot tanker market rates. We have used interest rate swaps and forward freight agreements to manage interest rate and spot tanker market rate risks but we do not use these financial instruments for trading or speculative purposes. We have not used foreign currency forward contracts to manage foreign currency fluctuation, but we may do so in the future.
Foreign Currency Fluctuation Risk
Our primary economic environment is the international shipping market. Transactions in this market generally utilize the U.S. Dollar. Consequently, a substantial majority of our revenues and most of our operating costs are in U.S. Dollars. We incur certain voyage expenses, vessel operating expenses, dry-docking expenditures and general and administrative expenses in foreign currencies, the most significant of which are the Canadian Dollar, Singapore Dollar, British Pound, Euro, Australian Dollar, Philippine Peso and Japanese Yen. There is a risk that currency fluctuations will have a negative effect on the value of cash flows. We did not enter into forward contracts as a hedge against changes in certain foreign exchange rates during 2025 or 2024.
Equity Price Risk
In the past, we have made passive investments in marketable securities. Such investments in marketable securities are exposed to equity price fluctuations that could have an impact on the fair value of the investment. As at December 31, 2025, we had no investment in marketable securities.

Interest Rate Risk
We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings that require us to make interest payments based on SOFR plus a margin. Significant increases in interest rates could adversely affect our operating margins, results of operations and our ability to service our debt. From time to time, we use interest rate swaps to reduce our exposure to market risk from changes in interest rates. The principal objective of these contracts is to minimize the risks and costs associated with our floating-rate debt. As at December 31, 2025, no balance was drawn from our revolving credit facility.

We are exposed to credit loss in the event of non-performance by the counterparties to the interest rate swap agreements. In order to minimize counterparty risk, we only enter into derivative transactions with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, interest rate swaps are entered into with different counterparties to reduce concentration risk. As at December 31, 2025, we were not committed to any interest rate swap agreements.

Credit Risk
We are exposed to credit loss in the event of non-performance by the financial institutions where our cash, cash equivalents and short-term investments are held. In order to minimize credit risk, we only place deposits and short-term investments with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits and short-term investments are held by and entered into with, as applicable, different counterparties to reduce concentration risk.
Spot Tanker Market Rate Risk
The cyclical nature of the tanker industry causes significant increases or decreases in the revenue that we earn from our vessels, particularly those that trade in the spot tanker market. From time to time, we may use forward freight agreements as a tool to protect against changes in spot tanker market rates. Forward freight agreements are contracts used to buy or sell a fixed volume of freight on specified trade routes. Forward freight agreements settle in cash based on the difference between the contracted charter rate and the average rate of an identified index. As at December 31, 2025, we were not committed to any forward freight agreements.
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

We conducted an evaluation of our disclosure controls and procedures under the supervision and with the participation of the Chief Executive Officer and Chief Financial Officer (as Principal Executive Officer and Principal Financial Officer, respectively). Based on the evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures are effective as of December 31, 2025.

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements even when determined to be effective and can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate. However, based on the evaluation, management determined that internal control over financial reporting was effective as of December 31, 2025.

Our independent auditors, KPMG LLP, an independent registered public accounting firm, have audited the accompanying consolidated financial statements and our internal control over financial reporting as of December 31, 2025. Their attestation report on the effectiveness of our internal control over financial reporting can be found on page F-2 of this Annual Report.
Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the year ended December 31, 2025 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
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
Item 16C. Principal Accountant Fees and Services
Our principal accountant for 2025 and 2024 was KPMG LLP, an independent registered public accounting firm. The following table shows the fees we were billed or are expected to be billed for audit services provided by KPMG LLP for 2025 and 2024.

Fees (in thousands of U.S. dollars)	2025	2024
Audit Fees (1)	1,279	1,000
Audit Related Fees (2)	57	13
Total	1,336	1,013
(1)Audit fees represent fees for professional services provided in connection with the audits of our consolidated financial statements and effectiveness of internal control over financial reporting, reviews of our quarterly consolidated financial statements, as well as other professional services in connection with the review of our regulatory filings.
(2)Audit-related fees consisted of employee benefit plan audits and specified audit procedures.

No other services were provided to us by the auditors during 2025 or 2024.

The Audit Committee has the authority to pre-approve audit-related and non-audit services not prohibited by law to be performed by our independent auditors and any associated fees. Engagements for proposed services either may be separately pre-approved by the Audit Committee or entered into pursuant to detailed pre-approval policies and procedures established by the Audit Committee, as long as the Audit Committee is informed on a timely basis of any engagement entered into on that basis. The Audit Committee separately pre-approved all engagements and fees paid to our principal accountant in 2025 and 2024.

In fiscal 2025, the Audit Committee did not approve any audit-related, tax or other services pursuant to paragraph (c) (7) (i) (C) of SEC Rule 2-01 of Regulation S-X, with the exception of financial statement preparation services relating to the statutory audits of certain of our subsidiaries, the fees for which represented less than 10% of total fees for fiscal 2025.
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

Item 16J. Insider Trading Policies
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

Our cybersecurity program includes our Cyber Incident Response Plan (or Incident Response Plan). The Incident Response Plan provides specific guidance on assessing and handling cyber threats and managing cyber incidents and outlines roles and responsibilities of various parts of the management team, based on the nature and criticality of any cyber events or incidents as determined by our Vice President, Information Technology and Chief Information Officer (or CIO). The Incident Response Plan was developed based on the NIST Computer Security Incident Handling Guide. The Incident Response Plan applies to all Teekay group's offices and vessels, and is overseen by the CIO, supported by a management team in our information technology (or IT) department, which includes a Director, Infrastructure and Cybersecurity (or Cybersecurity Director).

As of the date of this Annual Report, risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have not to our knowledge materially affected our business strategy, results of operations or financial conditions. Please read “Item 3. Key Information – Risk Factors” in the rest of this Annual Report for additional information about potential risks of cybersecurity attacks or breaches of our IT systems on our business.

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

The CIO leads all components of our IT functions. Our CIO has over 17 years of IT experience with the Teekay group and has had a broad range of assignments across all areas of IT delivery, operations and management. The Cybersecurity Director, reporting to the CIO, is directly responsible for our cybersecurity program, including day-to-day cybersecurity operations (such as prevention, detection, mitigation and remediation of cybersecurity incidents), as well as supporting the development of our cybersecurity planning. Our Cybersecurity Director has over 14 years of experience in IT and cybersecurity. Prior to joining the Teekay group, our Cybersecurity Director held various leadership roles in IT, including architecture, infrastructure management and security, and enterprise platform management.

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

Part III
Item 17.Financial Statements
Not applicable.
Item 18.Financial Statements
The following consolidated financial statements, together with the related reports of KPMG LLP, Independent Registered Public Accounting Firm, are filed as part of this Annual Report:

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

4.8	Shareholders Agreement dated September 30, 2010 for a U.S. $98,000,000 shipbuilding contract among Teekay Tankers Holding Ltd., Kriss Investment Company and High-Q Investments Ltd. (6)
4.9	Secured Revolving Credit Facility Agreement dated May 3, 2023 between Teekay Tankers Ltd., Nordea Bank Abp, New York Branch and various other banks, for a $350.0 million long-term debt facility. (7)
8.1	List of Subsidiaries of Teekay Tankers Ltd. *
11.1	Insider Trading Policy *
12.1	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Executive Officer. *
12.2	Rule 13a-14(a)/15d-14(a) Certification of Teekay Tankers Ltd.’s Chief Financial Officer. *
13.1	Teekay Tankers Ltd. Certification of Kenneth Hvid, Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
13.2	Teekay Tankers Ltd. Certification of Brody Speers, Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. **
15.1	Consent of KPMG LLP, as independent registered public accounting firm. *
97	Teekay Tankers Ltd. Incentive Compensation Recovery Policy. (5)

101.INS	Inline XBRL Instance Document - the instance document does not appear in the Interactive Data File because the XBRL tags are embedded within the Inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101.INS).
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
(7)Previously filed as Exhibit 4.10 to the Company's Report on Form 6-K (File No. 001-33867) filed with the SEC on May 12, 2023, and hereby incorporated by reference to such Report.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

TEEKAY TANKERS LTD.

Date: March 13, 2026	By:	/s/ Brody Speers
Brody Speers
Chief Financial Officer
(Principal Financial and Accounting Officer)

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Teekay Tankers Ltd.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Teekay Tankers Ltd. and subsidiaries (the Company) as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 13, 2026 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
Indicators of Impairment for Vessels and Equipment
As discussed in Note 1 to the consolidated financial statements, at each reporting date, the Company evaluates vessels and equipment that are intended to be held and used in the Company’s business for impairment when events or circumstances indicate that the carrying amount of the asset may not be recoverable. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life, the carrying value of the asset is reduced to its estimated fair value. The Company’s evaluation of events or circumstances that may indicate impairment includes, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which are primarily influenced by the estimation of future charter rates for vessels. The carrying value of vessels and equipment reported on the consolidated balance sheet as of December 31, 2025 was $1,000,483 thousand. The Company did not identify any indicators of impairment as of December 31, 2025 for its vessels and equipment.
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
Vancouver, Canada
March 13, 2026

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Teekay Tankers Ltd.

Opinion on Internal Control Over Financial Reporting
We have audited Teekay Tankers Ltd. and subsidiaries’ (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the years in the three-year period ended December 31, 2025, and the related notes (collectively, the consolidated financial statements), and our report dated March 13, 2026 expressed an unqualified opinion on those consolidated financial statements.
Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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
/s/ KPMG LLP
Chartered Professional Accountants

Vancouver, Canada
March 13, 2026

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME (notes 1 and 3)
(in thousands of U.S. dollars, except share and per share amounts)

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
REVENUES
Voyage charter revenues (note 4)	785,239	1,066,963	1,321,487
Time-charter revenues (note 4)	23,415	25,915	31,149
Other revenues (notes 4)	143,143	136,458	121,063
Total revenues	951,797	1,229,336	1,473,699

Voyage expenses (note 8)	(317,373)	(405,546)	(474,371)
Vessel operating expenses (note 14a)	(240,961)	(261,114)	(249,273)
Charter hire expenses (note 10)	(45,257)	(74,795)	(70,836)
Depreciation and amortization	(86,630)	(93,582)	(97,551)
General and administrative expenses	(46,568)	(46,604)	(43,667)
Gain on sale and write-down of assets (note 15)	99,659	38,080	10,360
Restructuring charges (note 16)	(5,568)	(5,632)	(1,597)
Income from operations	309,099	380,143	546,764

Interest income	29,689	24,076	10,952
Interest expense	(2,896)	(7,472)	(27,713)
Realized and unrealized gain on derivative instruments (note 11)	—	—	449
Equity income and gain on distribution from equity-accounted investment (note 6)	9,617	2,767	3,432
Other income (expense) (note 17)	1,753	4,558	(1,402)
Net income before income tax	347,262	404,072	532,482
Income tax recovery (expense) (note 18)	3,924	(405)	(12,592)
Net income	351,186	403,667	519,890

Per common share amounts (note 19)
• Basic earnings per share	$10.15	$11.73	$15.22
• Diluted earnings per share	$10.10	$11.63	$15.04
• Cash dividends declared	$2.00	$3.00	1.75

Weighted-average number of Class A and Class B common shares outstanding (note 19)
• Basic	34,604,637	34,406,223	34,159,818
• Diluted	34,775,458	34,705,472	34,568,160
Related party transactions (note 14)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (notes 1 and 3)
(in thousands of U.S. dollars)

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Net income	351,186	403,667	519,890
Other comprehensive income related to Entities under Common Control (note 3):
Other comprehensive income before reclassification
Pension adjustments, net of taxes	—	—	20
Amount reclassified from accumulated other comprehensive loss
Realized loss on pension adjustment	—	—	1,952
Other comprehensive income	—	—	1,972
Comprehensive income	351,186	403,667	521,862
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS (notes 1 and 3)
(in thousands of U.S. dollars)

	As at December 31, 2025 $	As at December 31, 2024 $
ASSETS
Current
Cash and cash equivalents	830,569	511,888
Short-term investments (note 12)	22,000	—
Restricted cash - current (note 20)	692	3,673
Marketable securities (notes 12 and 17)	—	22,442
Accounts receivable, net of allowance of $4.4 million (2024 - $5.3 million)	82,781	82,440
Assets held for sale (notes 15 and 22)	26,834	—
Due from affiliates (note 14)	2,804	5,230
Bunker and lube oil inventory	29,409	45,990
Prepaid expenses	17,013	12,800
Accrued revenue (note 4)	52,005	57,605
Other current assets (note 7)	15,351	5,873
Total current assets	1,079,458	747,941
Vessels and equipment
At cost, less accumulated depreciation of $487.7 million (2024 - $570.9 million) (notes 9, 15 and 22)	1,000,483	1,132,109
Operating lease right-of-use assets (notes 10 and 15)	38,161	52,162
Total vessels and equipment	1,038,644	1,184,271
Investment in and advances to equity-accounted joint venture (note 6)	—	15,998
Goodwill and intangible assets (note 7)	2,426	2,733
Other non-current assets (note 7)	121,146	23,025
Total assets	2,241,674	1,973,968
LIABILITIES AND EQUITY
Current
Accounts payable	19,926	25,550
Accrued liabilities (notes 8 and 16)	84,724	75,668
Current portion of operating lease liabilities (note 10)	21,107	24,875
Due to affiliates (note 14)	595	152
Other current liabilities	8,938	5,797
Total current liabilities	135,290	132,042
Long-term operating lease liabilities (note 10)	17,054	28,716
Other long-term liabilities (notes 8, 16 and 18)	45,714	56,660
Total liabilities	198,058	217,418
Commitments and contingencies (notes 9, 10, 11, 12 and 21)
Equity
Common shares and paid-in capital (585.0 million shares authorized, 29.9 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2025 and 585.0 million shares authorized, 29.7 million Class A and 4.6 million Class B shares issued and outstanding as at December 31, 2024) (note 13)	1,314,640	1,309,495
Accumulated surplus	728,976	447,055
Total equity	2,043,616	1,756,550
Total liabilities and equity	2,241,674	1,973,968
Subsequent events (note 22)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS (notes 1 and 3)
(in thousands of U.S. dollars)

	Year Ended December 31, 2025 $	Year Ended December 31, 2024 $	Year Ended December 31, 2023 $
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income	351,186	403,667	519,890
Non-cash items:
Depreciation and amortization	86,630	93,582	97,551
Gain on sale and write-down of assets (note 15)	(99,659)	(38,080)	(10,360)
Unrealized loss on derivative instruments (note 11)	—	—	3,709
Equity income and gain on distribution from equity-accounted investment (note 6)	(9,617)	(2,767)	(3,432)
(Recovery) provision for uncertain tax position	(11,786)	(3,169)	7,304
Other	5,939	4,516	9,550
Change in operating assets and liabilities (note 20)	3,792	42,658	23,263
Expenditures for dry docking	(20,591)	(28,495)	(16,230)
Net operating cash flow	305,894	471,912	631,245

FINANCING ACTIVITIES
Proceeds from short-term debt	—	—	50,000
Prepayments of short-term debt	—	—	(50,000)
Proceeds from long-term debt (note 9)	—	—	1,000
Issuance costs related to long-term debt (note 9)	—	—	(4,536)
Prepayments of long-term debt (note 9)	—	—	(1,000)
Scheduled repayments of obligations related to finance leases	—	(5,213)	(34,113)
Prepayment of obligations related to finance leases	—	(136,955)	(364,201)
Issuance of common shares upon exercise of stock options	1,719	2,895	—
Distribution from Entities under Common Control to Teekay Corporation Ltd.	—	(5,000)	(5,374)
Cash dividends paid	(68,998)	(102,819)	(59,518)
Acquisition of Australian operations and management service companies from Teekay Corporation Ltd. (note 3)	—	(92,195)	—
Other	(1,256)	(4,111)	(2,386)
Net financing cash flow	(68,535)	(343,398)	(470,128)

INVESTING ACTIVITIES
Proceeds from sale of vessels (note 15)	343,093	88,778	23,561
Distribution from equity-accounted joint venture (note 6)	25,235	—	—
Expenditures for vessels and equipment	(2,995)	(4,841)	(10,198)
Loan repayments from equity-accounted joint venture (note 6)	380	2,500	3,900
Purchase of short-term investments	(83,000)	—	—
Proceeds from short-term investments	61,000	—	—
Vessel acquisitions	(190,259)	(70,504)	—
Payments held in escrow for vessel acquisitions (note 21)	(99,016)	—	—
Purchase of marketable securities	(2,348)	(21,041)	—
Proceeds from sale of marketable securities	26,251	—	—
Net investing cash flow	78,341	(5,108)	17,263

Increase in cash, cash equivalents and restricted cash	315,700	123,406	178,380
Cash, cash equivalents and restricted cash, beginning of the year	515,561	392,155	213,775
Cash, cash equivalents and restricted cash, end of the year (note 20c)	831,261	515,561	392,155
Supplemental cash flow information (note 20)
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (notes 1 and 3)
(in thousands of U.S. dollars, except share amounts)

		Common Shares and Paid-in Capital
	Equity of Entities under Common Control	Thousands of Common Shares #	Class A Common Shares $	Class B Common Shares $	Accumulated (Deficit) Surplus $	Total $
Balance as at December 31, 2022	21,811	33,939	1,215,078	88,532	(233,604)	1,091,817
Net income	6,219	—	—	—	513,671	519,890
Net change in parent's equity from Entities under Common Control (note 3)	(3,658)	—	—	—	—	(3,658)
Dividends declared	—	—	—	—	(60,046)	(60,046)
Equity-based compensation (note 13)	—	154	2,154	—	—	2,154
Balance as at December 31, 2023	24,372	34,093	1,217,232	88,532	220,021	1,550,157
Net income	11,744	—	—	—	391,923	403,667
Net change in parent's equity from Entities under Common Control (note 3)	(5,291)	—	—	—	—	(5,291)
Acquisition of Australian operations and management service companies from Teekay Corporation Ltd. (note 3)	(30,825)	—	—	—	(61,370)	(92,195)
Dividends declared	—	—	—	—	(103,519)	(103,519)
Equity-based compensation (note 13)	—	268	3,731	—	—	3,731
Balance as at December 31, 2024	—	34,361	1,220,963	88,532	447,055	1,756,550
Net income	—	—	—	—	351,186	351,186
Dividends declared	—	—	—	—	(69,265)	(69,265)
Equity-based compensation (note 13)	—	187	5,145	—	—	5,145
Balance as at December 31, 2025	—	34,548	1,226,108	88,532	728,976	2,043,616
The accompanying notes are an integral part of the consolidated financial statements.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

1.Summary of Significant Accounting Policies
Basis of presentation and consolidation principles
These consolidated financial statements have been prepared in conformity with United States generally accepted accounting principles (or GAAP). They include the accounts of Teekay Tankers Ltd., which is incorporated under the laws of Bermuda, its wholly-owned subsidiaries, and any variable interest entities (or VIEs) of which it is the primary beneficiary (collectively, the Company).

The preparation of these consolidated financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates. Significant intercompany balances and transactions have been eliminated upon consolidation. The Company accounts for the acquisition of interests in businesses from Teekay Corporation Ltd. (or Teekay), which owns a majority of the voting power of Teekay Tankers Ltd., as a transfer of a business between entities under common control. The method of accounting for such transfers is similar to the pooling of interests method of accounting. Under this method, the carrying amount of net assets recognized in the balance sheets of each combining entity are carried forward to the balance sheet of the combined entity. The amount by which the proceeds paid by the Company differs from Teekay's historical carrying value of the acquired business is accounted for as a return of capital to, or contribution of capital from, Teekay. In addition, transfers of net assets between entities under common control are accounted for as if the transfer occurred from the date that the Company and the acquired business were both under the common control of Teekay and had begun operations.
On December 31, 2024, the Company acquired Teekay's Australian operations and all of Teekay's management service companies not previously owned by the Company. In addition, as part of the transaction, Teekay transferred to the Company its $6.0 million supplemental retirement defined contribution plan liability, which relates to the management service companies included in the acquisition (collectively, the Acquired Operations). The amount of this liability was deducted from the purchase price for Teekay's Australian operations and Teekay's management service companies. As a result of the acquisition, the Company's consolidated financial statements prior to the date the Company acquired the Acquired Operations were retroactively adjusted or recast to include 100% of the assets and liabilities and results of the Acquired Operations during the periods they were under common control of Teekay and had begun operations. All intercorporate transactions between the Company and the Acquired Operations that occurred prior to the acquisition of the Acquired Operations by the Company were eliminated upon consolidation. Please see note 3 Acquisition of Entities under Common Control for additional information about the acquisition.
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
Revenues
The Company's time charters and voyage charters include both a lease component, consisting of the lease of the vessel, and a non-lease component, consisting of the operation of the vessel for the customer. The Company has elected not to separate the non-lease component from the lease component for all such charters where the lease component is classified as an operating lease and to account for the combined component as an operating lease.

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Other revenues

Other revenues are earned from the offshore ship-to-ship transfer of crude oil and refined oil products, which are referred to as support operations. In addition, other revenues are earned from activities such as the management of vessels, procurement and equipment rental. The Company presents the reimbursement of expenditures it incurs to provide the promised goods or services as revenue if it controls such goods or services before they are transferred to the customer and presents such reimbursement of expenditures as an offset against the expenditures, if the Company does not control the goods or services before they are transferred to the customer. Other revenues from short-term contracts are recognized as services are completed based on percentage of completion or in the case of long-term contracts, are recognized over the duration of the contract period.
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
Equity-based compensation
The Company grants stock options and restricted stock units as incentive-based compensation to certain employees and directors. The Company measures the cost of such awards using the grant date fair value of the award and recognizes that cost, net of estimated forfeitures, over the requisite service period, which generally equals the vesting period. Grants to employees follow a graded three-year vesting schedule with expenses recognized over three years, or accelerated, if the recipient meets certain retirement eligibility criteria. The Company also grants restricted stock units and stock options, which fully vest upon grant date and are expensed immediately, to non-management directors. Please see note 13 Share Capital for additional information about equity-based compensation.
Cash and cash equivalents
The Company classifies all highly liquid investments with an original maturity date of three months or less as cash and cash equivalents.

Short-term investments

The Company makes short-term investments which are comprised of time deposits from financial institutions with a range of maturity dates up to twelve months from the origination date. The time deposits with initial maturity dates of more than three months, but less than or equal to twelve months from the origination date are classified as short-term investments on the consolidated balance sheets. The Company classifies these investments as held-to-maturity investments, which are carried at amortized cost.

Restricted cash

The Company maintains restricted cash deposits for the purpose of acquiring EU allowances (or EUAs), which are presented as current on the consolidated balance sheets. For information about the EUAs, please see "Goodwill and intangible assets" in note 1. The Company also maintained restricted cash deposits for the purpose of entering into forward freight agreements (or FFAs), which were presented as current on the consolidated balance sheets. As at December 31, 2025, the Company no longer maintains restricted cash deposits relating to FFAs (note 11).

Marketable securities

The Company's investments in equity securities (other than those accounted for using the equity method or consolidated) are recognized at cost and measured subsequently at fair value on the consolidated balance sheets. The equity securities are presented in marketable securities in current assets in the Company's consolidated balance sheets. Unrealized holding gains and losses for these equity securities are included in earnings. As at December 31, 2025, the Company no longer holds any investments in equity securities.
Accounts receivable and other loan receivables
Accounts receivable are recorded at the invoiced amount and do not bear interest. The consolidated balance sheets reflect in accounts receivable, any amounts where the right to consideration is conditioned upon the passage of time, and in accrued revenue, any accrued revenue where the right to consideration is conditioned upon something other than the passage of time.

The Company’s advances to its equity-accounted joint venture are recorded at cost. As at December 31, 2025, the advances to the Company's equity-accounted joint venture were fully repaid (note 6).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Bunker and lube oil inventory

Bunker and lube oil inventory is stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out basis.
Investments in equity-accounted joint ventures
The Company’s investments in equity-accounted joint ventures, in which the Company does not control the entity but has the ability to exercise significant influence over the operating and financial policies of the entity, are accounted for using the equity method of accounting. Under the equity method of accounting, investments are stated at initial cost and are adjusted for subsequent additional investments and the Company’s proportionate share of earnings or losses and distributions. The Company evaluates its equity-accounted joint venture investments for impairment when events or circumstances indicate that the carrying value of such investments may have experienced an other-than-temporary decline in value below its carrying value. If the investment in the equity-accounted joint venture is impaired and if its estimated fair value is less than the carrying value, the carrying value is written down to its estimated fair value and the resulting impairment is recorded in equity income on the Company’s consolidated statements of income. The Company’s maximum exposure to loss is the amount it has invested in its equity-accounted joint venture and its proportionate share of guaranteed debt of the joint venture. As at December 31, 2025, the Company's investment in its equity-accounted joint venture was reduced to nil upon the Company's receipt of a cash distribution from the joint venture during 2025, and the joint venture no longer had any operational activities and is expected to be unwound during the first half of 2026 (note 6).
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

Depreciation is calculated on a straight-line basis over a vessel’s estimated useful life, less an estimated residual value. Depreciation for vessels is calculated using an estimated useful life of 25 years from the date the vessel is delivered from the shipyard, or a shorter period if regulations prevent the Company from operating the vessels for 25 years. Depreciation of vessels and equipment (excluding amortization of dry-docking costs and intangible assets) for the years ended December 31, 2025, 2024 and 2023 totaled $64.6 million, $70.0 million and $71.9 million, respectively.

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

The following table summarizes the change in the Company’s capitalized dry-docking costs from January 1, 2023 to December 31, 2025:

	Year Ended December 31,
	2025 $	2024 $	2023 $
Balance at the beginning of the year	44,655	40,573	51,474
Cost incurred for dry docking	21,922	28,165	15,483
Dry-dock amortization	(21,702)	(23,182)	(25,245)
Sale of vessels	(15,381)	(901)	(1,139)
Balance at the end of the year	29,494	44,655	40,573

Vessels and equipment that are intended to be “held and used” in the Company's business are assessed for impairment when events or circumstances indicate the carrying value of the asset may not be recoverable. The Company’s evaluation of events or circumstances that may indicate impairment, include, amongst others, an assessment of the intended use of the assets and anticipated operating cash flows, which is primarily influenced by the estimate of future charter rates for the vessels. The Company did not identify any indicators of impairment as of December 31, 2025 for its vessels. If the asset’s net carrying value exceeds the estimated net undiscounted cash flows expected to be generated over its remaining useful life and the fair value of the asset is less than its carrying value, the carrying value of the asset is reduced to its estimated fair value. The estimated fair value for the Company's impaired vessels is determined using appraised values or discounted cash flows. In cases where an active second-hand sale and purchase market exists, an appraised value is used to estimate the fair value of an impaired vessel. An appraised value is generally the amount the Company would expect to receive if it were to sell the vessel. The appraised values are provided by third parties where available or prepared by the Company based on second-hand sale and purchase market data. In cases where an active second-hand sale and purchase market does not exist, or in certain other cases, the Company uses a discounted cash flow approach to estimate the fair value of an impaired vessel.

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Lease obligations and right-of-use assets

For its chartered-in vessels and office leases, as of the lease commencement date, the Company recognizes a liability for its lease obligation, initially measured at the present value of lease payments not yet paid, and an asset for its right to use the underlying asset, initially measured equal to the lease liability and adjusted for lease payments made at or before lease commencement, lease incentives, and any initial direct costs. The discount rate used to determine the present value of the lease payments is the rate of interest that the Company would have to pay to borrow on a collateralized basis over a similar term for an amount equal to the lease payments in a similar economic environment. The initial recognition of the lease obligation and right-of-use asset excludes short-term leases for the Company's chartered-in vessels and office leases. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. The initial recognition of this lease obligation and right-of-use asset excludes variable lease payments that are based on the usage or performance of the underlying asset and the portion of payments related to non-lease elements of vessel charters.

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

The Company recognizes the expense from short-term leases and any non-lease components of vessels chartered in from other owners, on a straight-line basis over the firm period of the charters. The expense is included in charter hire expense for vessel charters and general and administrative expenses for office leases.

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

Customer-related intangible assets are amortized over the expected duration that the customer relationships are estimated to contribute to the cash flows of the Company. The amount amortized each year is weighted based on the projected revenue to be earned as a result of the customer relationships. Intangible assets are assessed for impairment when and if impairment indicators exist. An impairment loss is recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value. As at December 31, 2025, the customer-related intangible assets were fully amortized (note 7).
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

Credit losses

The Company utilizes a lifetime expected credit loss measurement objective for the recognition of credit losses for advances to equity-accounted joint ventures, guarantees of secured loan facilities of equity-accounted joint ventures, non-operating lease accounts receivable, contract assets and other receivables at the time the financial asset is originated or acquired. As at December 31, 2025, the advances to the Company's equity-accounted joint venture were fully repaid, and the Company's guarantee on 50% of the joint venture's outstanding loan balance was terminated (note 6). When the Company has expected credit losses, they are subsequently adjusted each period for changes in expected lifetime credit losses. The Company discontinues accrual of interest on financial assets if collection of required payments is no longer probable, and in those situations, recognizes payments received on non-accrual assets on a cash basis method, until collection of required payments becomes probable. The Company considers a financial asset to be past due when payment is not made within 30 days of it being owed, assuming there is no dispute or other uncertainty regarding the amount owing.

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
The Company recognizes the tax benefits of uncertain tax positions only if it is more likely than not that a tax position taken or expected to be taken in a tax return will be sustained upon examination by the taxing authorities, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefits recognized in the Company’s consolidated financial statements from such positions are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. The Company recognizes interest and penalties related to uncertain tax positions in income tax recovery (expense) in the Company's consolidated statements of income.

For the year ended December 31, 2025, the Teekay Tankers Ltd. and its Bermuda subsidiaries are subject to income taxation under the laws of Bermuda as Bermuda tax resident entities. However, distributions by its subsidiaries to the Company are not subject to any income taxes under the laws of Bermuda. In addition, certain subsidiaries of the Company are subject to taxation under the United Kingdom tonnage tax regime. The

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Company believes that it and its subsidiaries are not subject to income taxation under the laws of the Republic of the Marshall Islands, and that distributions from subsidiaries to the Company are also not subject to income taxation in the Republic of the Marshall Islands. The Company believes that it currently qualifies for the Section 883 exemption under U.S. federal income tax purposes. Please see note 18 Income Tax Recovery (Expense) for additional information about the Company's income taxes.
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

For derivative financial instruments that are not designated or that do not qualify as hedges under Financial Accounting Standards Board (or FASB) Accounting Standards Codification 815, Derivatives and Hedging, the changes in the fair value of the derivative financial instruments are recognized in earnings. Gains and losses from the Company’s non-designated derivatives are recorded in realized and unrealized gain on derivative instruments in the Company’s consolidated statements of income.

Employee pension plans

The Company has defined contribution pension plans covering a majority of its employees. Pension costs associated with the Company’s required contributions under these defined contribution plans are based on a percentage of employees’ salaries and are charged to earnings in the year incurred. The Company’s employees are generally eligible to participate in defined contribution plans. These plans allow for the employees to contribute a certain percentage of their base salaries into the plans. The Company matches all or a portion of the employees’ contributions, depending on how much each employee contributes. During the years ended December 31, 2025, 2024 and 2023, the amount of costs recognized for the Company’s defined contribution pension plans was $3.6 million, $3.4 million and $3.2 million, respectively.

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
2.Recent Accounting Pronouncements
In December 2023, the FASB issued Accounting Standards Update (or ASU) 2023-09, Improvements to Income Tax Disclosures (or ASU 2023-09), which requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. This additional disclosure is intended to provide additional information and transparency of income tax disclosures by providing consistent categories and greater disaggregation of information in the rate reconciliation as well as income taxes paid disaggregated by jurisdiction. The amendments in the standard are effective for annual periods beginning after December 15, 2024. The Company adopted this standard with prospective application in its annual period beginning January 1, 2025. The adoption of this new accounting guidance resulted in additional disclosure for income tax reporting in the Company's consolidated financial statements (note 18).
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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The amendments in the standard are effective for annual periods beginning after December 15, 2026 and for interim reporting periods beginning after December 15, 2027. Early adoption is permitted and should be applied prospectively, with retrospective application permitted. The Company expects to adopt this standard in its annual period beginning January 1, 2027. The Company is evaluating the impact of this standard on its consolidated financial statements.
3.Acquisition of Entities under Common Control
On December 31, 2024, the Company acquired from Teekay (a) Teekay's Australian operations for a purchase price of $65.0 million plus a related working capital adjustment of $15.9 million and (b) all of Teekay's management service companies not previously owned by the Company for a purchase price of $17.3 million, which was the net working capital value of the entities being transferred to the Company. In addition, as part of the acquisition, Teekay transferred to the Company its $6.0 million supplemental retirement defined contribution plan liability, which relates to the management service companies included in the Acquired Operations. This liability was deducted from the total $98.2 million purchase price for Teekay's Australian operations and Teekay's management service companies, resulting in a net consideration of $92.2 million paid to Teekay. This acquisition is deemed to be a business acquisition between entities under common control. Accordingly, the Company has accounted for this transaction in a manner similar to the pooling of interests method. Under this method of accounting, all financial or operational information contained in the Company's consolidated financial statements for the periods prior to December 31, 2024, the date that the interests in the businesses were acquired by the Company, and during which the Company and the applicable businesses were under common control of Teekay, are retroactively adjusted or recast to include the results of these Acquired Operations and are collectively referred to as the “Entities under Common Control”.

As a result of the Company's acquisition of the Acquired Operations, the Company's consolidated financial statements prior to the transaction date of December 31, 2024 were retroactively adjusted or recast to include 100% of the assets and liabilities and results of the Acquired Operations on a consolidated basis during the periods the Acquired Operations and the Company were under common control of Teekay. The effect of adjusting such information to accounts in periods prior to the Company's acquisition thereof is included in the Entities under Common Control in the consolidated financial statements. All intercorporate transactions between the Company and the Acquired Operations that occurred prior to the acquisition by the Company were eliminated upon consolidation.

Assets and liabilities of the Acquired Operations are reflected on the Company’s consolidated balance sheets at the historical carrying values of the Acquired Operations. The purchase price of $98.2 million that was in excess of the Acquired Operations' historical carrying value of the net assets acquired of $36.8 million has been accounted for as a $61.4 million return of capital to Teekay.

The effect of adjusting the Company’s consolidated financial statements to account for this common control transaction increased the Company’s net income for the year ended December 31, 2024 and 2023 by $11.7 million and $6.2 million, respectively. The adjustments for the Entities under Common Control related to this transaction increased the Company’s revenues for the years ended December 31, 2024 and 2023 by $123.1 million and $109.2 million, respectively.
4.Revenues
The Company’s primary source of revenue is from chartering its vessels (Suezmax tankers, Aframax tankers, Long Range 2 (or LR2) tankers and a Very Large Crude Carrier (or VLCC) tanker) to its customers and providing operational and maintenance marine services through its Australian operations. The Company utilizes two primary forms of contracts, consisting of voyage charters and time charters.

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

As at December 31, 2025, four of the Company’s vessels operated under time-charter contracts with the Company’s customers, which contracts are scheduled to expire in September 2026, October 2026, January 2027, and May 2029, respectively. As at December 31, 2025, the future hire payments expected to be received by the Company under time charters then in place were approximately $40.4 million (2026), $8.3 million (2027), $7.8 million (2028), and $2.6 million (2029). The hire payments should not be construed to reflect a forecast of total charter hire revenues for any of the periods. Future hire payments do not include hire payments generated from new contracts entered into after December 31, 2025, from unexercised option periods of contracts that existed on December 31, 2025, or from variable consideration, if any, under contracts. In addition, future hire payments disclosed above have been reduced by estimated off-hire time for required periodic maintenance and do not reflect the impact of any applicable revenue sharing arrangements whereby time-charter revenues are shared with other revenue sharing arrangement participants. Actual amounts may vary given future events such as unplanned vessel maintenance.

The carrying amount of the Company's owned and chartered-in vessels employed on time charters as at December 31, 2025, was $107.1 million (December 31, 2024 - $26.4 million). The cost and accumulated depreciation of the vessels employed on these time charters as at December 31, 2025 were $128.1 million (December 31, 2024 - $34.8 million) and $21.0 million (December 31, 2024 - $8.4 million), respectively.

The Company enters into certain customer contracts that may result in situations where the customer will pay consideration upfront for performance to be provided in the following month or months. These receipts are contract liabilities and are presented as deferred revenue until performance is provided. As at December 31, 2025, the Company had $5.8 million (December 31, 2024 - $2.5 million) of advanced payments recognized as contract liabilities that are expected to be recognized as time-charter revenues or voyage charter revenues in subsequent periods and which are included in other current liabilities on the Company's consolidated balance sheets. During the year ended December 31, 2025, the Company recognized revenue of $2.5 million that was included as contract liabilities at December 31, 2024.

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Revenue Tables

The following tables contain a breakdown of the Company's revenue by contract type and segment for the years ended December 31, 2025, 2024 and 2023 (note 5). The Company’s lease income consists of the revenue from its voyage charters and time charters.

	Year Ended December 31, 2025
	Tankers	Marine Services and Other	Total
	$	$	$
Voyage charter revenues
Suezmax	424,952	—	424,952
Aframax / LR2	349,312	—	349,312
VLCC (1)	10,975	—	10,975
Total	785,239	—	785,239

Time-charter revenues
Suezmax	3,892	—	3,892
Aframax / LR2	11,196	—	11,196
Bunker tanker (2)	—	8,327	8,327
Total	15,088	8,327	23,415

Other revenues (3)
Vessel operational and maintenance services (4)	1,863	116,286	118,149
Ship-to-ship support services	14,670	—	14,670
Management fees and other	7,154	3,170	10,324
Total	23,687	119,456	143,143

Total revenues	824,014	127,783	951,797
(1)Includes one VLCC tanker, which was acquired by the Company from its 50/50 joint venture in August 2025 and is trading in a pooling arrangement managed by a third-party.
(2)Includes variable lease payments of $4.3 million related to the reimbursement for certain operating expenditures received from the Company's customer relating to such costs incurred by the Company to operate the vessel.
(3)Relates to non-lease revenues.
(4)Includes $5.6 million related to the recovery of severance costs resulting from the termination of a management contract related to the Company's Australian operations (note 16).

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31, 2024
	Tankers	Marine Services and Other	Total
	$	$	$
Voyage charter revenues
Suezmax	547,261	—	547,261
Aframax / LR2	519,702	—	519,702
Total	1,066,963	—	1,066,963

Time-charter revenues
Suezmax	12,767	—	12,767
Aframax / LR2	12,006	—	12,006
Bunker tanker (1)	—	1,142	1,142
Total	24,773	1,142	25,915

Other revenues (2)
Vessel operational and maintenance services	3,350	111,822	115,172
Ship-to-ship support services	11,192	—	11,192
Management fees and other	—	10,094	10,094
Total	14,542	121,916	136,458

Total revenues	1,106,278	123,058	1,229,336
(1)Includes variable lease payments of $0.4 million related to the reimbursement for certain operating expenditures received from the Company's customer relating to such costs incurred by the Company to operate the vessel.
(2)Relates to non-lease revenues.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31, 2023
	Tankers	Marine Services and Other	Total
	$	$	$
Voyage charter revenues
Suezmax	669,334	—	669,334
Aframax / LR2	652,153	—	652,153
Total	1,321,487	—	1,321,487

Time-charter revenues
Suezmax	14,280	—	14,280
Aframax / LR2	16,869	—	16,869
Total	31,149	—	31,149

Other revenues (1)
Vessel operational and maintenance services	3,870	97,536	101,406
Ship-to-ship support services	7,946	—	7,946
Management fees and other	—	11,711	11,711
Total	11,816	109,247	121,063

Total revenues	1,364,452	109,247	1,473,699
(1)Relates to non-lease revenues.
5.Segment Reporting
The Company allocates capital and assesses performance from the perspective of the Company's lines of business. The Company has two primary lines of business: (1) tankers and (2) marine services. The primary focus of the Company’s organizational structure, internal reporting and allocation of resources by the chief operating decision maker (or CODM) is based on the two lines of business, and its segments are presented accordingly on this basis. The CODM is the President and Chief Executive Officer of the Company. The CODM uses income from operations to assess the performance of each segment and to make decisions about allocating resources. The CODM does not assess the performance of each segment by geographic regions.

The Company's two operating segments include: 1) tankers, which consists of the operation of all of the Company's tankers (including the operations from those tankers employed on full service lightering contracts), and the Company's U.S. based ship-to-ship support service operations (including its lightering support services provided as part of full service lightering operations); and 2) marine services, which consists of operational and maintenance marine services provided to the Australian government, Australian energy companies and other third parties.

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following tables include the Company’s revenues, expenses, other segment items, income from operations and equity income and gain on distribution from equity-accounted investment by segment, and reconciles such amounts to the Company’s consolidated net income before income tax for the periods presented in these financial statements:

	Year Ended December 31, 2025
	Tankers $	Marine Services and Other $	Total $
Revenues (1)	824,014	127,783	951,797
Voyage expenses	(317,373)	—	(317,373)
Vessel operating expenses	(131,011)	(109,950)	(240,961)
Charter hire expenses	(42,742)	(2,515)	(45,257)
Depreciation and amortization	(86,630)	—	(86,630)
General and administrative expenses	(46,568)	—	(46,568)
Gain on sale and write-down of assets	99,659	—	99,659
Restructuring charges (note 16) (1)	—	(5,568)	(5,568)
Income from operations	299,349	9,750	309,099

Equity income and gain on distribution from equity-accounted investment	9,617	—	9,617
Non-segment reconciling items:
Interest expense			(2,896)
Interest income			29,689
Other income			1,753
Net income before income tax			347,262
(1)Marine Services and Other includes severance costs of $5.6 million resulting from the termination of a management contract related to the Company's Australian operations; the severance costs were fully recovered from the customer, and the recovery is presented in revenues.

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended December 31, 2023
	Tankers $	Marine Services and Other $	Total $
Revenues	1,364,452	109,247	1,473,699
Voyage expenses	(474,371)	—	(474,371)
Vessel operating expenses	(148,960)	(100,313)	(249,273)
Charter hire expenses	(70,836)	—	(70,836)
Depreciation and amortization	(97,551)	—	(97,551)
General and administrative expenses (1)	(45,936)	2,269	(43,667)
Gain on sale of vessel	10,360	—	10,360
Restructuring charges (note 16)	(1,248)	(349)	(1,597)
Income from operations	535,910	10,854	546,764

Equity income	3,432	—	3,432
Non-segment reconciling items:
Interest expense			(27,713)
Interest income			10,952
Realized and unrealized gains on derivative instruments			449
Other expense			(1,402)
Net income before income tax			532,482
(1)Marine Services and Other includes certain services which were provided to Tankers by the Entities under Common Control, which offset the corresponding expense in Tankers.

A reconciliation of total segment assets to total assets, presented in the accompanying consolidated balance sheets is as follows:

	December 31, 2025 (1)	December 31, 2024 (1)
	$	$
Tankers	1,341,547	1,416,789
Marine Services and Other	44,754	40,061
Due from affiliates	2,804	5,230
Cash and cash equivalents	830,569	511,888
Short-term investments	22,000	—
Total assets	2,241,674	1,973,968
(1)There are no differences between the measurements of the segment assets and the Company’s consolidated total assets.

The following table includes capital expenditures by segment for the periods presented in these financial statements.

	December 31, 2025	December 31, 2024
	$	$
Tankers	2,995	4,841

Significant Customers

No customer accounted for more than 10% of the Company’s consolidated revenues during the years ended December 31, 2025, 2024 and 2023.

F-21

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

6.Investment in and Advances to Equity-Accounted Joint Venture
The Company has a 50% economic interest in a joint venture arrangement (or High-Q joint venture), which is jointly controlled by the Company and Wah Kwong Maritime Transport Holdings Limited (or Wah Kwong). The High-Q joint venture owned one 2013-built VLCC, which the Company purchased in August 2025. Following completion of the purchase, the VLCC continues to trade on spot voyage charters in a pool managed by a third party. In connection with the vessel purchase by the Company, in August 2025, the joint venture fully repaid a $15.0 million outstanding loan balance with a financial institution. The first-priority mortgage associated with this loan and the Company's guarantee on 50% of the outstanding loan balance were both terminated subsequent to the loan repayment.

For the years ended December 31, 2025, 2024 and 2023, the Company recorded equity income of $1.3 million, $2.8 million and $3.4 million, respectively, which comprises its share of net income from the High-Q joint venture.

During the year ended December 31, 2025 the Company received a cash distribution from the joint venture in the amount of $25.6 million, of which $0.4 million was used to fully repay the Company's advances to the joint venture. The net cash distribution of $25.2 million was $8.3 million in excess of the $16.9 million carrying amount of the Company’s investment in the equity-accounted joint venture, which had been previously written down by $11.6 million at the end of 2021 to its fair value at that time. Upon the Company's receipt of the cash distribution, the Company reduced the related investment balance to nil and recognized the excess amount of $8.3 million as part of equity income and gain on distribution from equity-accounted investment in the Company's consolidated statement of income for the year ended December 31, 2025. The Company does not have a contractual obligation to return any of the distribution received or to provide additional financial support to the joint venture.

As at December 31, 2025, the joint venture no longer had any operational activities and is expected to be unwound during the first half of 2026. As at December 31, 2025 and 2024, the Company had a total investment in and advances to its equity-accounted joint venture of $nil and $16.0 million, respectively (note 12).
7.Goodwill, Intangible Assets and Other Non-Current Assets
In 2015, the Company acquired a ship-to-ship transfer business, Teekay Marine Solutions, from a company jointly owned by Teekay and a Norway-based marine transportation company, I.M. Skaugen SE, and recognized goodwill and intangible assets relating to customer relationships at the time of acquisition.

As part of the EU ETS requirements, as at December 31, 2025, the Company had a balance of EUAs totaling $11.6 million (December 31, 2024 - $5.9 million), which was recorded as indefinite-lived intangible assets. As at December 31, 2025, these intangible assets are presented as other current assets in the consolidated balance sheets as these EUAs are related to the Company's 2025 emissions levels and will be surrendered within one year from the balance sheet date. During the year ended December 31, 2025, the Company surrendered $6.1 million of EUAs related to its 2024 emissions.

Goodwill

The carrying amount of goodwill was $2.4 million as at December 31, 2025 and 2024. In 2025, 2024 and 2023, the Company conducted its annual goodwill impairment review and concluded that no impairment had occurred.

Intangible Assets

The carrying amount of intangible assets, excluding EUAs classified as other current assets, is as follows:

	As at
	December 31, 2025	December 31, 2024
	$	$
Customer relationships At cost of $5.7 million, less accumulated amortization of $5.7 million (2024 - cost of $5.7 million, less accumulated amortization of $5.4 million) (1)	—	307
	—	307
(1)The customer relationships were amortized over a weighted average amortization period of 10 years. Amortization expense of intangible assets for the year ended December 31, 2025 was $0.3 million (2024 - $0.4 million, 2023 - $0.4 million). As at December 31, 2025, the customer relationships were fully amortized.

Other Non-Current Assets

In December 2025, the Company signed agreements to acquire three 2016-built Aframax / LR2 tankers for a total purchase price of $141.5 million. The full purchase price of $94.3 million related to two of the tankers and a deposit of $4.7 million related to the remaining tanker were placed in an escrow account, which is recorded in other non-current assets in the Company's consolidated balance sheet as at December 31, 2025.
F-22

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

8.Accrued Liabilities and Other Long-Term Liabilities
The following tables present the components of accrued liabilities and other long-term liabilities on the Company's consolidated balance sheets.

Accrued Liabilities	As at
	2025 $	2024 $
Voyage and vessel	41,020	36,665
Payroll and benefits (note 16)	30,750	30,213
Obligation related to EU ETS	11,020	6,588
Other accrued liabilities	1,934	2,202
Accrued liabilities	84,724	75,668
Obligation Related to EU ETS
As at December 31, 2025, the Company has recorded an obligation of $11.0 million related to its emissions levels (December 31, 2024 - $6.6 million), which was included as part of accrued liabilities in the consolidated balance sheets. During the year ended December 31, 2025, the Company settled $6.1 million of obligations related to its 2024 emissions. During the year ended December 31, 2025, the Company also recognized expenses related to EU ETS of $10.6 million (2024 - $6.7 million), as part of voyage expenses in the consolidated statements of income.

Other Long-Term Liabilities	As at
	2025 $	2024 $
Freight tax provision (note 18)	31,073	41,404
Office lease liability - long term	8,216	8,698
Defined contribution pension liability	4,818	5,091
Other (note 16)	1,607	1,467
Other long-term liabilities	45,714	56,660
9.Long-Term Debt
As at December 31, 2025, the Company had one revolving credit facility (or the 2023 Revolver), which, as at such date, provided for aggregate borrowings of up to $171.7 million (December 31, 2024 - $254.0 million), of which $171.7 million (December 31, 2024 - $254.0 million) was undrawn. The 2023 Revolver matures in May 2029, and interest payments are based on the Secured Overnight Financing Rate (or SOFR) plus a margin of 2.00%, which, if the 2023 Revolver had been drawn, would have resulted in an interest rate of 5.7% as of December 31, 2025 (December 31, 2024 - 6.3%). The Company is required to pay a commitment fee which is calculated based on 0.7% of the undrawn portion of the 2023 Revolver. During the year ended December 31, 2025, total commitment fees paid were $1.6 million (2024 - $2.1 million, 2023 - $2.0 million), which is recorded as part of interest expense in the Company's consolidated statements of income. As at December 31, 2025, the total amount available under the 2023 Revolver is scheduled to decrease by $57.2 million (2026), $49.7 million (2027), $43.3 million (2028) and $21.5 million (2029). The 2023 Revolver is collateralized by 17 of the Company's vessels, together with other related security.

The 2023 Revolver requires the Company to maintain a minimum hull coverage ratio of 125% of the total outstanding drawn balance for the facility. This requirement is assessed on a semi-annual basis with reference to vessel valuations compiled by two or more agreed upon third parties. Should this ratio drop below the required amount, the lender may request that the Company either prepay a portion of the loan in the amount of the shortfall or provide additional collateral in the amount of the shortfall, at the Company's option. As at December 31, 2025, the hull coverage ratio for the 2023 Revolver was not applicable due to no balance being drawn. In addition, the Company is required to maintain a minimum liquidity (cash, cash equivalents and undrawn committed revolving credit lines with at least six months to maturity) of the greater of $35.0 million and at least 5% of the Company's total consolidated debt. As at December 31, 2025, the Company was in compliance with all covenants in respect of the 2023 Revolver.

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
With respect to time charter-in contracts and bareboat-in contracts with an original term of more than one year, for the year ended December 31, 2025, the Company incurred $45.3 million (2024 - $74.8 million) of charter hire expenses related to eight (2024 - eleven) time charter-in and bareboat-in contracts, of which $27.3 million (2024 - $45.1 million) was allocable to the lease component and $18.0 million (2024 - $29.7 million) was allocable to the non-lease component. The $27.3 million (2024 - $45.1 million) allocable to the lease component approximates the cash paid for the amounts included in lease liabilities and is reflected as a reduction in operating cash flows for the year ended December 31, 2025. Three of these time charter-in contracts include an option to extend the charter for an additional one-year term, one time charter-in contract includes options to extend the charter for up to three additional 6-month terms, and one time charter-in contract includes options to extend the charter for up to three additional one-year terms. Since it is not reasonably certain that the Company will exercise the options, the lease components of the options are not recognized as part of the right-of-use assets and lease liabilities. As at December 31, 2025, the weighted-average remaining lease term and weighted-average discount rate for these time charter-in and bareboat-in contracts were 2.4 years and 6.0%, respectively (2024 - 2.9 years and 6.4%, respectively).
The Company has elected to recognize the lease payments of short-term leases in the statement of income on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred, which is consistent with the recognition of payment for the non-lease component. Short-term leases are leases with an original term of one year or less, excluding those leases with an option to extend the lease for greater than one year or an option to purchase the underlying asset that the lessee is deemed reasonably certain to exercise. For the years ended December 31, 2025 and 2024, the Company incurred no charter hire expenses related to time charter-in and bareboat-in contracts classified as short-term leases.
During the year ended December 31, 2025, the Company exercised its options to extend one existing Aframax / LR2 vessel in-charter contract and two existing lightering support vessel in-charter contracts for periods between 6 months to 24 months, which resulted in the Company recognizing right-of-use assets and lease liabilities of $8.8 million and $2.4 million on the option declaration dates for the Aframax / LR2 vessel and lightering support vessels, respectively.

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

A maturity analysis of the Company's operating lease liabilities from time charter-in and bareboat-in contracts (excluding short-term leases) as at December 31, 2025 is as follows:

	Lease Commitment $	Non-Lease Commitment $	Total Commitment $
As at December 31, 2025
Payments:
2026	22,849	13,865	36,714
2027	9,058	6,219	15,277
2028	5,284	3,250	8,534
2029	3,945	3,444	7,389
Total payments	41,136	26,778	67,914
Less: imputed interest	(2,975)
Carrying value of operating lease liabilities	38,161
Less: current portion	(21,107)
Carrying value of long-term operating lease liabilities	17,054
11.Derivative Instruments and Hedging Activities
Foreign Exchange Risk

As deemed appropriate, the Company from time to time economically hedges portions of its forecasted expenditures denominated in foreign currencies with foreign currency forward contracts. As at December 31, 2025, the Company was not committed to any foreign currency forward contracts.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

Interest rate swap agreement

As deemed appropriate, the Company from time to time uses derivative instruments in accordance with its overall risk management policies. The Company enters into interest rate swap agreements which exchange a receipt of floating interest for a payment of fixed interest to reduce the Company’s exposure to interest rate variability on its outstanding floating-rate debt. As at December 31, 2025, the Company was not committed to any interest rate swap agreements.

Forward freight agreements

As deemed appropriate, the Company from time to time uses forward freight agreements (or FFAs) in non-hedge-related transactions to increase or decrease its exposure to spot tanker market rates, within defined limits. Net gains and losses from FFAs are recorded within realized and unrealized gains on derivative instruments in the Company's consolidated statements of income. As at December 31, 2025, the Company was not committed to any FFAs and no longer maintains restricted cash deposits relating to FFAs (note 20).

Tabular Disclosure

Realized and unrealized gains (losses) relating to interest rate swaps and FFAs are recognized in earnings and reported in realized and unrealized gain on derivative instruments in the Company’s consolidated statements of income as follows:

	Year Ended December 31,
	2025 $	2024 $	2023 $
Realized gains (losses) relating to:
Interest rate swap agreement (1)	—	—	4,168
Forward freight agreements	—	—	(10)
	—	—	4,158

Unrealized losses relating to:
Interest rate swap agreement	—	—	(3,709)
	—	—	(3,709)
Total realized and unrealized gain on derivative instruments	—	—	449
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
12.Fair Value Measurements
The following methods and assumptions were used to estimate the fair value of each class of financial instruments and other non-financial assets:

Cash, cash equivalents and restricted cash – The fair value of the Company’s cash and cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying consolidated balance sheets.

Short-term investments - The fair value of the Company’s short-term investments approximates their carrying amounts reported in the accompanying consolidated balance sheets.

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

		December 31, 2025		December 31, 2024
	Fair Value Hierarchy Level	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $	Carrying Amount Asset/ (Liability) $	Fair Value Asset/ (Liability) $
Recurring:
Cash, cash equivalents and restricted cash (note 20c)	Level 1	831,261	831,261	515,561	515,561
Short-term investments	Level 1	22,000	22,000	—	—
Marketable securities	Level 1	—	—	22,442	22,442
Obligation related to EU ETS (note 8) (1)	Level 1	(11,020)	Note (1)	(6,588)	(6,588)

Non-recurring:
Operating lease right-of-use assets (note 15)	Level 2			11,735	11,735

Other:
Advances to equity-accounted joint venture (note 6)	Level 2	—	—	380	Note (2)
(1)As at December 31, 2025, the Company has recorded an obligation related to EU ETS for $11.0 million (December 31, 2024 - $6.6 million) which was included as part of accrued liabilities in the consolidated balance sheets. This amount can include an accrual representing the difference between the total emissions liability and the carrying value of the EUAs held as at the end of the reporting period. The fair value of the accrual is estimated using the fair market value of an EUA that is traded on a regulated energy exchange at the end of the reporting period. As at December 31, 2025, no such accrual was made as the total emissions liability was less than the carrying value of the EUAs held (December 31, 2024 - $0.7 million).
(2)The advances to its equity-accounted joint venture, together with the Company’s investment in the equity-accounted joint venture, form the net aggregate carrying value of the Company’s interests in the equity-accounted joint venture in these consolidated financial statements. In August 2025, the Company completed the acquisition of the VLCC that was owned by the equity-accounted joint venture, at which time the equity-accounted joint venture used the proceeds to pay off certain outstanding obligations, including the Company's advances to the equity-accounted joint venture. As at December 31, 2024, the fair values of the individual components of such aggregate interests were not determinable.
The Company is exposed to credit loss in the event of non-performance by the financial institutions and the US Government where its cash, cash equivalents and short-term investments are held. In order to minimize credit risk, the Company only places deposits and short-term investments with counterparties that are rated A- or better by Standard & Poor’s or A3 or better by Moody’s at the time of the transaction. In addition, to the extent practical, cash deposits and short-term investments are held by and entered into with, as applicable, different counterparties to reduce concentration risk.
From time to time, the Company makes passive investments in marketable securities. Such investments in marketable securities are exposed to equity price fluctuations that could have an impact on the fair value of the investment.
13.Share Capital
The authorized share capital of Teekay Tankers Ltd. at December 31, 2025, 2024 and 2023 was 100.0 million preference shares, with a par value of $0.01 per share, 485.0 million Class A common shares, with a par value of $0.01 per share, and 100.0 million Class B common shares, with a par value of $0.01 per share. A Class A common share entitles the holder to one vote per share while a Class B common share entitles the holder to five votes per share, subject to a 49% aggregate Class B common share voting power maximum. As at December 31, 2025, the Company had 29,921,732 Class A common shares (December 31, 2024 – 29,734,640 shares), 4,625,997 Class B common shares (December 31, 2024 – 4,625,997 shares) and no preference shares (December 31, 2024 – nil) issued and outstanding.

Commencing in May 2023, the Company's Board of Directors approved the initiation of a regular, fixed quarterly cash dividend in the amount of $0.25 per outstanding Class A and B common share, with the initial dividend declared for the quarter ended March 31, 2023. In addition, the Company's Board of Directors declared a special cash dividend of $2.00 per common share in May 2024 and a special cash dividend of $1.00 per common share in May 2023 and May 2025. The declaration and payment of any further dividends is subject to the discretion of the Company's Board of Directors and subject to change. Subject to preferences that may apply to any preference shares outstanding at the time, the holders of Class A common shares and Class B common shares are entitled to share equally in any dividends that the Board of Directors declares from time to time out of funds legally available for dividends. In addition, in May 2023, the Company's Board of Directors authorized a share repurchase program for the repurchase of up to $100 million of the Company's outstanding Class A common shares, to be utilized at the Company's discretion.

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
Equity-based Compensation
In March 2023, the Company adopted a 2023 Long-Term Incentive Plan (or the 2023 Plan) and suspended its 2007 Long-Term Incentive Plan (or the Prior Plan). The Company may issue up to 600,000 Class A common shares pursuant to the 2023 Plan, plus up to an aggregate of 1,291,416 shares that were previously reserved for issuance under the Prior Plan and either available or subject to outstanding awards on the date of the Board of Directors’ approval of the 2023 Plan (to the extent such awards terminate without the issuance of vested and non-forfeitable shares). As at December 31, 2025, the Company had reserved a total of 1,304,365 Class A common shares for issuance pursuant to awards granted under the plans (December 31, 2024 – 1,487,479 shares).

The Company also grants options and restricted stock units as incentive-based compensation under the 2023 Plan to certain eligible officers, employees and non-management directors of the Company. The compensation cost of the Company‘s equity-based compensation awards is reflected in general and administrative expenses in the Company’s consolidated statements of income.

Stock Options

During 2025, 2024 and 2023, no stock options were granted by the Company.

A summary of the Company’s stock option activity and related information for the year ended December 31, 2025 is as follows:

	Options (#)	Weighted-Average Exercise Price ($)
Outstanding balance as at January 1, 2025	255,147	12.80
Granted	—	—
Exercised	(131,471)	13.04
Forfeited / expired	(3,652)	43.12
Outstanding balance as at December 31, 2025	120,024	11.62

Exercisable stock options - as at December 31, 2025(1)	120,024	11.62
(1)    As at December 31, 2025, the intrinsic values for outstanding exercisable stock options was $5.0 million, and the weighted-average remaining life of options vested was 2.4 years.

During 2025, 2024 and 2023, the Company recognized no expense related to stock options in general and administrative expenses in the Company's consolidated statements of income and had no non-vested stock option activities. As at December 31, 2025, there was no unrecognized compensation cost related to non-vested stock options granted under the Plans.

During the year ended December 31, 2025, stock option exercises increased the number of outstanding Class A common shares by 131,471 (2024 - 169,181, 2023 - 66,770), equivalent to an intrinsic value of options exercised of $3.7 million (2024 - $6.5 million, 2023 - $1.8 million).

Restricted Stock Units

The Company grants restricted stock units (or RSUs) to certain eligible officers and employees and non-management directors of the Company. Each restricted stock unit is equal in value to one Class A common share plus reinvested dividends or distributions accumulated from the grant date to the release date in the form of dividend equivalents. The number of dividend equivalents is calculated on each dividend declaration date by multiplying the dividend per share by the number of outstanding RSUs, and then dividing the result by the fair value of the common shares on that date.

RSUs granted to employees follow a graded vesting schedule over three years with equal tranches vesting annually, with expenses recognized over three years, or accelerated, if the recipient meets certain retirement eligibility criteria. RSUs granted to non-management directors vest upon grant date and are expensed immediately. Certain vested RSUs are subject to deferral at the election of an eligible officer or non-management director. These deferred RSUs are released upon request and are included in basic and diluted weighted average shares outstanding (note 19). Any portion of an RSU award that is not vested on the date of a recipient’s termination of service is canceled, unless their termination arises as a result of the recipient’s retirement or certain conditions are met. Dividend equivalents are subject to the same vesting conditions as RSUs. Upon release, RSUs plus reinvested dividends are settled in the form of Class A common shares, net of withholding tax, where applicable. The Company measures the cost of RSUs based on the grant-date fair value of the underlying shares.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

	Year Ended		Year Ended		Year Ended
	December 31, 2025		December 31, 2024		December 31, 2023
	RSUs (#)	Weighted-Average Grant Date Fair Value ($)	RSUs (#)	Weighted-Average Grant Date Fair Value ($)	RSUs (#)	Weighted-Average Grant Date Fair Value ($)
Restricted stock units granted	112,026	47.22	47,150	71.41	71,887	36.63

A summary of the Company’s restricted stock unit activity (excluding dividend equivalents) and related information for the year ended December 31, 2025, is as follows:

	Outstanding RSUs		Non-vested RSUs
	RSUs (#)	Weighted-Average Grant Date Fair Value ($)	RSUs (#)	Weighted-Average Grant Date Fair Value ($)
Balance as at January 1, 2025	144,785	32.10	46,006	47.70
Granted	112,026	47.22	112,026	47.22
Vested	n/a	n/a	(44,059)	41.84
Settled(1)	(81,051)	33.75	n/a	n/a
Forfeited	—	—	—	—
Balance as at December 31, 2025(2)	175,760	40.97	113,973	49.49
Deferred RSUs – as at December 31, 2025(2)	61,788
(1)    During the year ended December 31, 2025, the Company issued 51,643 Class A common shares in settlement of RSUs, net of tax withholding (2024 - 92,775, 2023 - 86,754), equivalent to an aggregate fair value of $2.3 million (2024 - $6.0 million, 2023 - $3.3 million). The settlements pertained to RSUs that vested during the year and to RSUs that were previously deferred in prior periods and released in the current period.
(2)    Outstanding RSUs include non-vested RSUs, as well as RSUs that are vested but deferred. As at December 31, 2025, the Company's outstanding RSUs had an aggregate fair value of $9.4 million which included vested and deferred (i.e. non-forfeitable) restricted stock units with an aggregate fair value of $3.3 million.

During the year ended December 31, 2025, the Company recorded an expense of $3.6 million (2024 - $3.3 million; 2023 - $2.6 million) related to restricted stock units in general and administrative expenses in the Company's consolidated statements of income. As at December 31, 2025, unrecognized compensation cost related to non-vested RSUs was $1.9 million.
14.Related Party Transactions
a.The Company's operations are conducted in part by its subsidiaries, which receive services from Teekay Services Limited (or the Manager) and certain affiliates, which were previously owned by Teekay and were subsequently acquired by the Company as part of the Company's acquisition of the Acquired Operations on December 31, 2024. The Manager provides various services under a long-term management agreement (or the Management Agreement), as disclosed below. Subsequent to the Company's acquisition of the Acquired Operations, any services provided by the Manager to the Company are eliminated on consolidation and not disclosed in the Company's consolidated financial statements. In addition to the Management Agreement, the Company and its subsidiaries have entered into management services agreements with Teekay and its affiliates (other than Teekay Tankers Ltd. and its subsidiaries) pursuant to which the Manager provides services to Teekay and its affiliates in return for a management fee paid to the Manager by Teekay. Amounts (paid) received by the Company for related party transactions for the periods indicated below were as follows:

	Year Ended December 31,
	2025 $	2024 $	2023 $
Transaction fee related to the sale of certain vessels (i)	(2,085)	—	—
Management fee revenues (ii)	2,277	—	—
Payment related to the utilization of tax losses (iii)	(205)	—	—
Entities under Common Control (note 3)
Strategic and administrative service fees (iv)	—	(37,018)	(35,218)
Management fee revenues (ii)	—	8,319	7,953
Vessel operating expenses - technical management fee (v)	—	(155)	(693)
Restructuring charges (note 16) (vi)	—	(5,632)	(449)
(i)The Company pays a transaction fee to Teekay upon the sale of vessels that were previously owned by Tanker Investments Ltd., which the Company acquired in 2017. This fee is equal to 1.0% of the aggregate consideration payable to the Company pursuant to a sale contract. During the year ended December 31, 2025, this fee related to the sale of six vessels.
(ii)The Company receives management fees from Teekay for time spent on Teekay matters by employees of the Company.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

(iii)The Company pays Teekay for a portion of the benefit realized from the Company's utilization of Teekay's tax losses as both entities have elected to be treated as a group for Bermuda tax purposes.
(iv)The Manager’s strategic and administrative service fees have been presented in general and administrative expenses, except for fees related to technical management services, which have been presented in vessel operating expenses in the Company’s consolidated statements of income. The Company’s executive officers are employees of the Entities under Common Control, and their compensation (other than any awards under the Company’s long-term incentive plan) is set and paid by the Entities under Common Control.
(v)The cost of ship management services provided by a third party has been presented as vessel operating expenses on the Company's consolidated statements of income. The Company paid such third-party technical management fees to the Manager in relation to certain vessels previously owned by Tanker Investments Ltd.
(vi)The Company incurred restructuring charges of $5.6 million during the year ended December 31, 2024 in relation to changes made to certain members of the senior management team who were employed by the Entities under Common Control. The Company incurred restructuring charges of $0.4 million during the year ended December 31, 2023 in relation to organizational changes made to its commercial team employed by the Entities under Common Control.

b.Teekay and its subsidiaries (other than Teekay Tankers Ltd. and its subsidiaries) may collect certain cash receipts and remit payments for certain expenses incurred by the Company. Such amounts, which are presented on the Company's consolidated balance sheets in "due from affiliates" or "due to affiliates", as applicable, are without interest or stated terms of repayment.

c.In August 2025, the Company acquired one 2013-built VLCC from the Company's 50/50 owned High-Q joint venture for a purchase price of $63.0 million. The transaction was completed with terms that were considered to be at arm's length and reflective of fair market value. As of December 31, 2025, no amounts were payable to or receivable from the High-Q joint venture related to this transaction.
15.Vessel Sales and Write-down of Assets
During the year ended December 31, 2025, the Company completed the sales of eight Suezmax tankers and three Aframax / LR2 tankers for a total price of $341.0 million, with the Company recognizing an aggregate gain on sales of $100.5 million.
In December 2025, the Company agreed to sell one Suezmax tanker for $33.0 million, and the tanker as well as its related bunker and lube oil inventories were classified as held for sale as at December 31, 2025 (note 22).

During the year ended December 31, 2024, the Company completed the sales of two Aframax / LR2 tankers and one Suezmax tanker for a total price of $88.3 million, with the Company recognizing an aggregate gain on sales of $39.5 million.

During the year ended December 31, 2023, the Company completed the sale of one Aframax / LR2 tanker for $23.0 million, with the Company recognizing a gain on sale of $10.4 million.

During the years ended December 31, 2025 and 2024, the Company recorded write-downs of $0.8 million and $1.4 million, respectively, on its operating lease right-of-use assets, which were written-down to their estimated fair values based on prevailing charter rates for comparable periods, due to reductions in these charter rates.
16.Restructuring Charges
During the year ended December 31, 2025, the Company recorded restructuring charges of $5.6 million, which relate to the severance costs resulting from the termination of a management contract related to the Company's Australian operations. The severance costs were fully recovered from the customer, and the recovery is presented in revenues (note 4).
During the year ended December 31, 2024, the Company incurred restructuring charges of $5.6 million related to changes made to its senior management team.

During the year ended December 31, 2023, the Company incurred restructuring charges of $1.6 million primarily related to organizational changes made to its commercial and technical operations teams.

As at December 31, 2025 and 2024, restructuring liabilities of $1.0 million and $0.9 million, respectively, were recognized in accrued liabilities in the Company's consolidated balance sheets. As at December 31, 2024, a restructuring liability of $0.6 million was recognized in other long-term liabilities in the Company's consolidated balance sheet.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

17.Other Income (Expense)

	Year Ended December 31,
	2025 $	2024 $	2023 $
Foreign exchange gain	476	2,839	2,814
Unrealized (loss) gain on marketable securities	(1,401)	1,401	—
Realized gain on marketable securities (1)	2,861	—	—
Other (expense) income (2)	(183)	318	(4,216)
Total	1,753	4,558	(1,402)
(1)    Realized gain on the sale of marketable securities reflects the difference between the sale proceeds and the cost of the marketable securities.
(2)    Includes $3.6 million related to a loss on disposal of defined benefit pension plans (note 1), an expense of $2.6 million related to the premiums paid in relation to the repurchase of certain vessels previously under sale-leaseback arrangements and income of $1.7 million related to the settlement of a legal claim, in each case during the year ended December 31, 2023.
18.Income Tax Recovery (Expense)
Teekay Tankers Ltd. and its Bermuda subsidiaries are tax resident in Bermuda and have been subject to Bermuda income tax at the corporate tax rate of 15% as of January 1, 2025. Distributions the Company receives from its subsidiaries are currently not subject to any Bermuda tax. Prior to 2025, the Company and a majority of its subsidiaries were not subject to income tax in the jurisdictions in which they are organized because they did not conduct business or operate in those jurisdictions. However, the Company has subsidiaries in various jurisdiction such as Australia, Canada, the U.S., Singapore and the UK that perform administrative, commercial or technical management functions. These subsidiaries are subject to income taxes based on the services performed in countries in which those particular offices are located, and accordingly, current and deferred income taxes are recorded.

The Company derives substantially all of its gross income from the use and operation of vessels in international shipping. In November 2024, the Company’s vessel owning or operating subsidiaries established UK tax residency and elected jointly to participate in the UK tonnage tax regime. The Company’s vessel owning and operating subsidiaries are eligible for this regime for an initial eight-year period which can be renewed on a rolling basis. Under the UK tonnage tax rules, the taxable income is calculated based on the net registered tonnage of the qualifying seagoing vessels that the Teekay tonnage tax group owns, charters, or manages. A deemed daily profit figure is applied to the specific net tonnage of the vessels based on a sliding scale to determine the taxable income under the tonnage tax regime. The total annual deemed profit is then subjected to UK corporation tax in the normal manner (currently at the rate of 25%) and the tonnage tax payable is recorded as part of income tax expense.

The significant components of the Company’s deferred tax assets and liabilities from continuing operations are as follows:

	As at
	December 31, 2025 $	December 31, 2024 $
Deferred tax assets:
Vessels and equipment	72	113
Tax losses carried forward(1)(2)	—	1,005
Provisions and accruals	5,655	2,491
Other	247	625
Total deferred tax assets	5,974	4,234
Deferred tax liabilities:
Vessels and equipment	—	83
Other	624	47
Total deferred tax liabilities	624	130
Net deferred tax assets	5,350	4,104
(1)    Substantially all of the Company's estimated net operating loss carryforwards of $1.0 million as at December 31, 2024, related to its Bermudian subsidiaries.
(2)    In December 2023, Bermuda enacted income tax legislation which is effective as of January 1, 2025. The Bermudian corporate income tax rate is 15%, which rate was used to determine the deferred tax asset related to Bermuda at December 31, 2024.

The Company believes that it is more likely than not that the benefit from its net deferred tax assets will be realized and therefore has not raised a valuation allowance on deferred tax assets.
Deferred tax balances are presented in other non-current assets in the accompanying consolidated balance sheets.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The components of the provision for income tax recovery (expense) are as follows:

	Year Ended December 31,
	2025 $	2024 $	2023 $
Current	2,942	(2,469)	(13,816)
Deferred	982	2,064	1,224
Income tax recovery (expense)	3,924	(405)	(12,592)

The Company is tax resident in Bermuda where the statutory tax rate is 15% as of January 1, 2025. Prior to 2025, entities were not subject to income tax in Bermuda. The Company operates in countries that have differing tax laws and rates. Taxes related to countries other than Bermuda are disclosed as foreign tax effects in the table below. A reconciliation of the tax charge at the Bermudian statutory income tax rate of 15% and the actual tax charge related to the year ended December 31,2025, is as set forth in the table below:

	Year Ended December 31,
	2025 $	%
Bermuda statutory tax rate	(52,089)	(15.0)
Foreign tax effects:
United Kingdom:
Statutory tax rate difference with United Kingdom	(30,335)	(8.7)
Income subject to tonnage tax regime	75,914	21.8
Tonnage tax	(713)	(0.2)
Other	(115)	—
Other foreign jurisdictions	(2,320)	(0.7)
Non-taxable or non-deductible items	1,385	0.4
Changes in unrecognized tax benefits	11,786	3.4
Other adjustments	411	0.1
Income tax recovery and effective tax rate	3,924	1.1

In accordance with disclosure requirements prior to the adoption of ASU 2023-09, the reconciliations of the tax charge at the applicable statutory income tax rates and the actual tax charge related to the years ended December 31, 2024 and 2023, are as set forth in the table below. The consolidated weighted average tax rate will vary from year-to-year according to the source of earnings or losses by country and the change in applicable tax rates.

	Year Ended December 31,
	2024 $	2023 $
Net income before taxes	404,072	532,482
Net income not subject to taxes	(377,996)	(509,581)
Net income subject to taxes	26,076	22,901
At applicable statutory tax rates	(6,198)	(4,761)
Permanent and currency differences and adjustments to uncertain tax positions	5,201	(7,505)
Other	592	(326)
Tax expense related to the year	(405)	(12,592)

Cash income tax paid during the years ended December 31, 2025, 2024 and 2023, totaled $7.4 million (including Australia - $4.2 million, Canada - $1.3 million, USA - $0.9 million, UK - $0.4 million), $6.2 million (including Australia - $4.7 million; USA - $0.7 million; Canada - $0.5 million) and $5.3 million (including Australia - $2.5 million; USA - $1.1 million; Ecuador - $0.6 million; Canada - $0.5 million), respectively.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

The following table reflects changes in uncertain tax positions relating to freight tax liabilities, which are recorded in other long-term liabilities on the Company's consolidated balance sheets:

	Year Ended December 31,
	2025 $	2024 $	2023 $
Balance as at January 1	41,404	47,813	42,046
Increases for positions related to the current year	1,322	2,482	9,708
Increases for positions related to prior years	4,534	6,805	7,394
Decreases for positions taken in prior years	—	(3,303)	(4,798)
Decreases related to expiry of limitation period	(17,642)	(9,153)	(5,000)
Foreign exchange loss (gain)	1,455	(3,240)	(1,537)
Balance as at December 31	31,073	41,404	47,813

Included in the Company's current income tax expense are provisions for uncertain tax positions relating to freight taxes. Positions relating to freight taxes can vary each year depending on the trading patterns of the Company's vessels.
As at December 31, 2025, 2024 and 2023, included in the table above are total interest and penalties of $17.6 million, $23.7 million and $24.1 million, respectively. During the years ended December 31, 2025, 2024 and 2023, interest and penalties related to freight taxes were approximately $4.8 million, $7.6 million and $6.2 million, respectively.

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
19.Earnings Per Share
The net income available for common shareholders and earnings per common share are presented in the table below:

	Year Ended December 31,
	2025 $	2024 $	2023 $
Net income	351,186	403,667	519,890

Weighted-average number of common shares - basic (1)	34,604,637	34,406,223	34,159,818
Dilutive effect of stock-based awards	170,821	299,249	408,342
Weighted average number of common shares - diluted	34,775,458	34,705,472	34,568,160
Earnings per common share:
- Basic	10.15	11.73	15.22
- Diluted	10.10	11.63	15.04
(1) Includes unissued Class A common shares related to non-forfeitable stock-based compensation.

Equity-based awards that have an anti-dilutive effect on the calculation of diluted earnings per common share are excluded from this calculation. In the years where a loss attributable to shareholders has been incurred, all equity-based awards are anti-dilutive. For the years ended December 31, 2025, 2024 and 2023, totals of 2,908, 1,229 and nil restricted stock units, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share. For the years ended December 31, 2025, 2024 and 2023, options to acquire nil, nil and 5,463 shares of the Company’s Class A common shares, respectively, had an anti-dilutive effect on the calculation of diluted earnings per common share.

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

20.Supplemental Cash Flow Information
a.The changes in non-cash working capital items related to operating activities for the years ended December 31, 2025, 2024 and 2023 are as follows:

	Year Ended December 31,
	2025 $	2024 $	2023 $
Accounts receivable, including other current assets	5,259	45,378	35,547
Due from affiliates	2,426	4,678	(2,515)
Bunker and lube oil inventory	7,967	6,132	6,152
Prepaid expenses	(4,213)	2,313	(2,822)
Accounts payable and accrued liabilities	(3,117)	(9,846)	(16,266)
Due to affiliates	443	10	(290)
Deferred revenue	3,226	(870)	1,752
Other	(8,199)	(5,137)	1,705
Change in operating assets and liabilities	3,792	42,658	23,263

b.Cash interest paid during the years ended December 31, 2025, 2024 and 2023 totaled $1.9 million, $5.6 million and $20.2 million, respectively.
c.Cash income tax paid during the years ended December 31, 2025, 2024 and 2023, totaled $7.4 million, $6.2 million and $5.3 million, respectively.

d.Total cash, cash equivalents and restricted cash are as follows:

	As at December 31, 2025	As at December 31, 2024	As at December 31, 2023	As at December 31, 2022
	$	$	$	$
Cash and cash equivalents	830,569	511,888	391,464	206,926
Restricted cash - current (1)	692	3,673	691	3,714
Restricted cash - long-term (2)	—	—	—	3,135
	831,261	515,561	392,155	213,775
(1)    The Company maintains restricted cash balances for the purpose of acquiring EUAs (note 7). As at December 31, 2025, the Company no longer maintains restricted cash deposits relating to FFAs (note 11).
(2)    The Company maintained restricted cash deposits relating to obligations related to finance leases for certain vessels which were repurchased by the Company in May 2023.

e.The Company entered into new operating leases or extended existing operating leases, primarily for in-chartered vessels, which resulted in the recognition of additional operating lease right-of-use assets and operating lease liabilities each in the amount of $12.5 million, $17.3 million and $68.5 million during the years ended December 31, 2025, 2024 and 2023, respectively. The addition to these balances had no cash impact.
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

b)Purchase Commitments
In December 2025, the Company signed agreements to acquire three 2016-built Aframax / LR2 tankers for a total purchase price of $141.5 million. The full purchase price of $94.3 million related to two of the tankers and a deposit of $4.7 million related to the remaining tanker were placed in an escrow account as at December 31, 2025 (note 22).

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

TEEKAY TANKERS LTD. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(all tabular amounts stated in thousands of U.S. dollars, other than share or per share data)

d)Other
The Company enters into indemnification agreements with certain officers and directors. In addition, the Company enters into other indemnification agreements in the ordinary course of business. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains what it believes is appropriate liability insurance that reduces its exposure and, subject to policy terms, would enable the Company to recover future amounts paid up to the maximum amount of the insurance coverage, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
22.Subsequent Events
a.In January 2026, the Company completed the purchases of the three 2016-built Aframax / LR2 tankers described in note 21(b) and paid the remaining balance related to one of the tankers using cash on hand. Upon the completion of these purchases, the Company bareboat chartered out each tanker to the seller for periods between four and eight months.

b.In January 2026, the Company completed the sale of one Suezmax tanker for a price of $33.0 million. The vessel and its related bunker and lube oil inventories were classified as held for sale in the consolidated balance sheet as at December 31, 2025 (note 15).

c.In January 2026 and February 2026, the Company entered into agreements to sell one Suezmax tanker and one VLCC tanker for a combined sales price of $124.5 million. The Suezmax tanker was delivered to its purchaser during March 2026, and the VLCC tanker is expected to be delivered to its purchaser during the second quarter of 2026.

d.In February 2026, the Company's Board of Directors declared a fixed quarterly cash dividend in the amount of $0.25 per outstanding common share for the quarter ended December 31, 2025. The dividend is payable on March 13, 2026 to all of Teekay Tankers Ltd.'s shareholders of record on March 2, 2026.